Form 20-F
period 1999-12-31
CHARTERED SEMICONDUCTOR MANUFACTURING LTD
filed 2000-03-20
CIK 1095270

--------------------------------------------------------------------------------
                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                              Washington, DC 20549

--------------------------------------------------------------------------------
                                    FORM 20-F

(Mark One)

[ ] Registration statement pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934

                                       OR

[X] Annual Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

                  For the fiscal year ended December 31, 1999

                                       OR

[ ] Transition Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

                        Commission File Number 000-27811

                    CHARTERED SEMICONDUCTOR MANUFACTURING LTD
             (Exact name of Registrant as specified in its charter)

                              Republic of Singapore
                 (Jurisdiction of incorporation or organization)

                         60 Woodlands Industrial Park D
                           Street 2, Singapore 738406
                                  +65-362-2838
                    (Address of principal executive offices)

 Securities registered or to be registered pursuant to Section 12(b) of the Act:

   Title of Each Class                 Name of Each Exchange on Which Registered
          None                                       Not Applicable

           Securities registered pursuant to Section 12(g) of the Act:
                           American Depositary Shares,
      each represented by ten Ordinary Shares, par value S$0.26 per share.
                                (Title of class)

                    Securities for which there is a reporting
                obligation pursuant to Section 15(d) of the Act:
                                 Not Applicable

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report. 1,278,977,923 Ordinary Shares

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

         Yes [X]           No [ ]

Indicate by check mark which financial statement item the registrant has elected to follow.

         Item 17 [ ]      Item 18 [X]

                                TABLE OF CONTENTS

                                                                                                               Page
                                                                                                               ----
Certain Definitions and Conventions
Presentation of Certain Financial Information

PART I .......................................................................................................    3
    Item 1. Description of Business...........................................................................    3
    Item 2. Description of Property...........................................................................   27
    Item 3. Legal Proceedings.................................................................................   27
    Item 4. Control of Registrant.............................................................................   27
    Item 5. Nature of Trading Market..........................................................................   28
    Item 6. Exchange Controls and Other Limitations Affecting Security Holders................................   29
    Item 7. Taxation..........................................................................................   29
    Item 8. Selected Financial Data...........................................................................   33
    Item 9. Management's Discussion And Analysis Of Financial Condition And Results Of Operations.............   34
    Item 9A. Quantitative and Qualitative Disclosures about Market Risk.......................................   44
    Item 10. Directors and Officers of Registrant.............................................................   46
    Item 11. Compensation of Directors and Officers...........................................................   51
    Item 12. Options to Purchase Securities from Registrant or Subsidiaries...................................   52
    Item 13. Interest of Management in Certain Transactions...................................................   53

PART III .....................................................................................................   55
    Item 15. Defaults Upon Senior Securities..................................................................   55
    Item 16. Changes in Securities and Changes in Security for Registered Securities and Use of Proceeds......   55

PART IV ......................................................................................................   55
    Item 17. Financial Statements.............................................................................   55
    Item 18. Financial Statements.............................................................................   55
    Item 19. Financial Statements and Exhibits................................................................   56

    SIGNATURES

    Financial Statements......................................................................................  F-1

                       CERTAIN DEFINITIONS AND CONVENTIONS

         Unless otherwise specified, when we refer to "Singapore dollars" and "S$," we are referring to Singapore dollars, the legal currency of Singapore. When we refer to "U.S. dollars," "dollars," "$" and "US$," we are referring to United States dollars, the legal currency of the United States.

                  PRESENTATION OF CERTAIN FINANCIAL INFORMATION

         Our financial statements are reported in U.S. dollars and presented in accordance with U.S. generally accepted accounting principles, or U.S. GAAP, for the fiscal years ended December 31, 1997, 1998 and 1999.

         The financial data contained herein reflects a subsequent change to our strategic alliance agreement relating to Chartered Silicon Partners, or CSP, that results in CSP being consolidated since October 1, 1999. The financial data also gives effect to the issuance by us of 287,500,000 ordinary shares in our initial public offering in 1999. Our shares are listed on both the Nasdaq National Market under the symbol "CHRT" and the Singapore Exchange Securities Trading Limited under the symbol "Chartered" (effective December 1, 1999, the Stock Exchange of Singapore Limited was renamed the Singapore Exchange Securities Trading Limited).

         For the convenience of the reader, this document contains translations of certain Singapore dollar amounts into U.S. dollars as at December 31, 1999, which was S$1.67 = US$1.00. No representation is made that the Singapore dollar or U.S. dollar amounts shown in this document could have been or could be converted at such rate or at any other rate.

                                     PART I

ITEM 1.  DESCRIPTION OF BUSINESS

         Chartered is one of the world's leading independent semiconductor foundries. We provide comprehensive wafer fabrication services and technologies to semiconductor suppliers and manufacturers of electronic systems. We focus on providing foundry services to customers that serve high growth, technologically advanced applications, including communications applications such as cable modems, data networking and telecommunications equipment. Our top five customers are Agilent Technologies, Ericsson, Lucent Technologies, Broadcom and Silicon Integration Systems.

         We currently own, or have an interest in, five fabrication facilities, all of which are located in Singapore. We are currently in the process of constructing a sixth fabrication facility in Singapore. We have service operations in 10 cities in seven countries in North America, Europe and Asia. We were incorporated in Singapore in 1987. As of March 15, 2000 we were 70.1% owned by Singapore Technologies, or, ST, and its affiliates. ST is one of Singapore's largest industrial conglomerates and is indirectly wholly-owned by the Government of Singapore. Please see "Item 13. Interest of Management in Certain Transactions" for additional information regarding ST.

INDUSTRY BACKGROUND

         Semiconductors are critical components used in an increasingly wide variety of applications, such as computer systems, communications equipment and systems, automobiles, consumer products and industrial automation and control systems. As performance has increased and size and cost have decreased, the use of semiconductors in these applications has grown significantly. According to the Semiconductor Industry Association, or SIA, increased sales of communication semiconductors used in applications such as computer modems, networks, cellular phones and Internet and electronic commerce hardware and appliances will drive growth in the semiconductor industry during the next several years. The SIA estimates that worldwide semiconductor device market revenue will grow from $149.4 billion in 1999 to $233.7 billion in 2002.

         Historically, the semiconductor industry was composed primarily of companies which designed and manufactured semiconductors in their own fabrication facilities. These companies are known as integrated device manufacturers, or IDMs. In the mid-1980s, fabless semiconductor companies, which focused on design and marketing and utilized external manufacturing capacity, began to emerge. Fabless companies initially relied on the excess capacity provided by IDMs. As the semiconductor industry continued to grow, fabless companies and IDMs began to seek reliable and dedicated sources of wafer fabrication services. This need is being met by the development of independent companies, known as foundries, that focus primarily on providing wafer fabrication services to semiconductor suppliers.

THE GROWTH OF THE SEMICONDUCTOR FOUNDRY INDUSTRY

         Semiconductor suppliers presently face increasing demands to offer new products that provide higher performance and greater functionality at lower prices. To compete successfully, they must also minimize the time it takes to bring a product to market. High performance semiconductors, which contain millions of transistors, are extraordinarily challenging to design and even more challenging to manufacture. Additionally, these high performance semiconductors can only be produced in fabs that employ the most advanced semiconductor process technologies.

         According to a May 1999 report by GartnerGroup/Dataquest, or Dataquest, the cost of a state-of-the-art fab had grown from approximately $200 million in 1983 to $1.8 billion in 1999. Today, only large and well-capitalized companies can support the substantial technology and investment requirements of building state-of-the-art fabs. In addition, for companies to justify the enormous cost of a new fab, a high level of capacity utilization is essential to ensure that fixed costs are fully absorbed. These trends have led to the rapid growth in demand for advanced semiconductor manufacturing services provided by semiconductor foundries.

         Foundry services are now utilized by nearly every major semiconductor company in the world. Dataquest estimates that in 1999, IDMs comprised 92% of the worldwide semiconductor market. Historically, IDMs have used foundry services for their incremental manufacturing needs. Given the mounting pressure on them to improve profit margins and accelerate time-to-market, we expect IDMs to utilize foundries more extensively in the future for their core manufacturing needs. For example, IDMs such as Motorola and Toshiba have recently announced their intentions to outsource an increasing proportion of their manufacturing needs. In addition, in March 2000 Dataquest estimated that demand from fabless semiconductor companies for foundry services will grow from $4.7 billion in 1999 to $10.5 billion in 2004. Manufacturers of electronic systems, or systems companies, who design semiconductors for use in their own products are also beginning to utilize foundry services. According to a March 2000 Dataquest estimate, the growth of the foundry market is expected to outpace growth of the semiconductor industry overall, with foundry services expected to grow from $7.0 billion in 1999 to $19.1 billion in 2004, representing a compound annual growth rate of over 22%.

    In addition to Dataquest, another research group, International Data Corporation, or IDC, has recently begun publishing reports on the foundry market. In IDC's February 2000 report, or the IDC Report, IDC estimated that in 1999, sales of semiconductors produced in foundries comprised 12.3% of the worldwide semiconductor market. The IDC Report also estimated that continuing demand from the fabless segment and rapidly growing demand from IDMs and system companies will drive the foundry market from $6.8 billion in 1999 to $36.3 billion in 2004, a 40% compound annual growth rate.

THE REQUIREMENTS OF A FULL SERVICE FOUNDRY

         As demand for foundry services has grown, many semiconductor suppliers are seeking highly committed partners that meet their manufacturing technology requirements. These partners must be able to provide the following:

         Systems Integration Expertise. In recent years, business and consumer demand for high performance data transmission, processing and storage has increased dramatically. Fueling this demand has been growth in the data communications, telecommunications, wireless and consumer markets. This has resulted in greater demand for faster, smaller semiconductors that integrate an increasing number of functions onto a single device at a lower cost. This need for increased system-level integration requires semiconductor foundries to offer specialized expertise in a number of areas. These include the integration of logic, which processes data, and memory, which stores data, into a single device and mixed-signal technologies which translate data between analog and digital form.

         Leading Edge Process Technologies. Semiconductor foundries must also provide a range of manufacturing process technologies from standard CMOS to technologies that enable extremely fast transmission and processing speeds, such as specialized CMOS for wireless applications and the use of copper interconnect for very high speed devices. Foundries must also continue to offer smaller process geometries which allows for the integration of more functions in the same size device or more devices per wafer.

         Long-Term Relationships. As foundries become more integral to the overall manufacturing strategies of their customers, it has become increasingly important for foundries to form long-term relationships with them. Semiconductor suppliers and systems companies need assurance that their foundry suppliers will continue to provide sufficient advanced manufacturing capacity to keep pace with their customers' growth, and develop and make available advanced process technologies capable of producing next generation products.

         Security. When using foundry services, semiconductor suppliers, systems companies and their partners entrust highly valuable and proprietary intellectual property to the foundries manufacturing their devices. These customers demand foundry partners who understand the importance of protecting intellectual property.

THE CHARTERED SOLUTION

         Chartered is one of the world's leading independent semiconductor foundries. We provide comprehensive wafer fabrication services and technologies to semiconductor suppliers and systems companies and enable seamless integration of the semiconductor design and manufacturing processes. By doing so, we enable our customers to bring high performance, highly-integrated products to market rapidly and cost effectively.

         We enable system-level integration for our customers, many of which serve high growth markets. For example, to meet the needs of customers serving the communications markets, we offer a broad array of leading digital and analog technologies, including standard CMOS, mixed-signal and embedded memory processes. We are also developing additional leading high performance technologies such as advanced embedded memory technologies and specialized CMOS for wireless applications. In order to augment our internal development efforts, we have entered into strategic alliances and technology alliances with leading semiconductor companies such as Lucent, Motorola and Ericsson Microelectronics AB, or Ericsson. Silicon Manufacturing Partners, or SMP, our strategic alliance with a subsidiary of Lucent, operates Fab 5. Our technology alliance with Lucent includes an agreement to jointly develop 0.18u process geometries for high density, low power and cost-effective applications. Our technology alliance with Motorola includes the licensing and process transfer of Motorola's leading edge copper interconnect HiPerMOS technology for 0.15u, 0.13u and 0.10u process geometries. Our technology alliance with Ericsson involves the joint development of RFCMOS and BiCMOS process technologies. The resulting manufacturing processes will support wireless communications applications, including the Bluetooth specification for pervasive wireless networks.

         We partner with leading providers of EDA, software tools, design intellectual property, or IP, and design services to enable our customers to integrate system-level functionality in their products with accelerated time-to-market and reduced design and manufacturing risk. Our partners' EDA tools, design IP and processes are proven and have been validated for Chartered's manufacturing processes. Our EDA development and IP partners include Artisan Components, Avant!, Cadence, MIPS and Synopsys. We also partner with assembly and test providers, principally ST Assembly Test Services Ltd, or STATS, to offer our customers turnkey services, which incorporate wafer fabrication, assembly and test. Our turnkey service enables our customers to interface solely with Chartered for the entire manufacturing process, from wafer manufacturing to drop shipment of completed devices directly to their customers.

         We believe that Chartered is a trusted, customer-oriented service provider. We have service operations in 10 cities in seven countries in North America, Europe and Asia. In addition, our proprietary Customer On-Line Access System provides our customers with easy, secure access through the Internet to information pertaining to the services we render for them, including the status of their wafers in our manufacturing process. All of our manufacturing operations are located in Singapore, a politically and economically stable nation with laws that protect our customers' proprietary technology.

BUSINESS STRATEGY

         Our objective is to be the leading worldwide, full service provider of wafer foundry services to semiconductor suppliers and systems companies focused on high growth applications that require a high degree of system-level integration. Key elements of our strategy include:

FOCUS ON SEMICONDUCTOR DEVICES FOR HIGH GROWTH APPLICATIONS SUCH AS
COMMUNICATIONS

         We are focused on providing foundry services to customers that serve high growth applications and require a high degree of functional integration. These customers compete based on differentiated products, rapid time-to-market and device performance, as opposed to suppliers of less complex commodity semiconductor products, which compete primarily on price and manufacturing capacity. Many of our customers, including Broadcom, Conexant, Agilent Technologies, Level One, Motorola and PMC-Sierra, use our services to manufacture their communications products for applications such as cable modems, wireless, Gigabit Ethernet, ATM and ADSL.

PROVIDE A COMPLETE RANGE OF SERVICES

         We are continuing to expand our range of services so that we can effectively meet our customers' evolving needs. Our goal is to seamlessly integrate the design and manufacturing process with a wide array of services, tools and technologies. The services we currently make available to our customers, in conjunction with our partners, include an increasing number of EDA design tools, design IP and process technologies that have been validated for our manufacturing process. We also offer our customers full turnkey services which include wafer fabrication, assembly and test.

INCREASE FOUNDRY CAPACITY

         We intend to expand our production capacity to meet the anticipated needs of our customers. We plan to increase our total production capacity from approximately 68,000 eight-inch equivalent wafers per month in December 1999 to an estimated 171,000 eight-inch equivalent wafers per month (which figures include 49% of the production capacity of Fab 5 and 100% of the production capacity of Fab 6) by December 2002. On an aggregate annual basis, we expect our production capacity to increase from approximately 712,000 eight-inch equivalent wafers in 1999, to approximately 970,000, 1,400,000 and 1,780,000 eight-inch equivalent wafers in years 2000, 2001 and 2002, respectively (which figures include 49% of the production capacity of Fab 5 and 100% of the production capacity of Fab 6) We believe that increasing our foundry capacity is critical to ensuring that we can satisfy our customers' volume requirements as they continue to grow.

OFFER LEADING PROCESS TECHNOLOGY

         We intend to continually expand our portfolio of process technologies through internal development, technology alliances, strategic alliances and licensing agreements. We believe that offering leading process technologies is critical to attracting and retaining customers that design highly sophisticated semiconductors. We are currently developing new digital and mixed-signal technologies, such as specialized CMOS for wireless communications applications and additional embedded memory technologies. As of December 31, 1999, our research and development team was comprised of 208 professionals, 57 of whom have Ph.D.s. We are jointly developing 0.18u copper and aluminum processes with Lucent for high density, low power and cost-effective applications. Our alliance with Motorola includes the technology transfer and licensing of Motorola's leading edge copper interconnect HiPerMOS technology for 0.15u 0.13u and 0.10u processes. Our technology alliance with Ericsson involves the joint development of RFCMOS and BiCMOS process technologies.

ENHANCE AND EXPAND ALLIANCES

         We intend to leverage and expand our existing alliances and to establish new alliances with leading companies that offer complementary technologies, products and services. We believe that our alliances with semiconductor technology leaders and providers of design tools, intellectual property and assembly and test services have given us access to select leading edge system technologies. These alliances have also enhanced our development efforts and increased our fab utilization rates. We also believe that by establishing these alliances and working closely with IDMs such as Lucent, Motorola and Ericsson, who are also customers, we are better positioned to win future business with them.

MANUFACTURING FACILITIES

         We currently own or have an interest in five fabs, all of which are located in Singapore. We are currently in the process of constructing a sixth fabrication facility in Singapore. Fabs 1, 2 and 3 are wholly-owned and operated by our company. Fab 5 is operated by SMP which we jointly own with a subsidiary of Lucent. Fab 6, which we jointly own with EDB Investments and a subsidiary of Agilent Technologies, is currently being equipped and will be operated by CSP. In February 2000, we commenced construction of a new fab, Fab 7. First wafer output from Fab 7 is expected to occur in mid 2001. We do not have a Fab 4.

                            FAB 1           FAB 2             FAB 3              FAB 5           FAB 6             FAB 7
                       -------------    ---------------   ---------------   ---------------  ---------------   --------------
PRODUCTION COMMENCED..      1989              1995              1997             1999        Expected Fall     Expected 2001
                                                                                                 2000

CURRENT OUTPUT(1)..... 23,000           40,000 wafers     12,000 wafers     6,000 wafers               --                 --
                       wafers(2) per    per month         per month         per month
                       month

ESTIMATED FULL
  CAPACITY(3)......... 26,000           47,000 wafers     26,000 wafers     32,000 wafers    35,000 wafers     60,000 wafers
                       wafers(2) per    per month;        per month;        per month;       per month;        per month;
                       month;           expected 2000     expected 2000     expected 2001    expected 2001     expected 2003
                       expected 2000

WAFER SIZE............ Six-inch         Eight-inch        Eight-inch        Eight-inch       Eight-inch        Eight-inch
                       (150mm)          (200mm)           (200mm)           (200mm)          (200mm)           (200mm)

PROCESS TECHNOLOGIES.. 1.2 to 0.5u      0.6 to 0.3u(4)    0.35 to           0.25 to          0.25 to           0.15u and
                                                          0.22u(4)          0.15u(4)         0.13u(4)          smaller(4)

MANUFACTURING......... Digital;         Digital;          Digital; SRAM;    0.25u            High              High
  TECHNOLOGIES         Analog; ROM;     Analog; SRAM;     ROM(5)            Digital;         performance,      performance,
                       EEPROM(5)        Flash Memory(5)                     BiCMOS;          high-density      high-density
                                                                            Analog;          CMOS; high        CMOS; high
                                                                            eSRAM(5)         density SRAM(5)   density SRAM(5)

CLEAN ROOM............ 35,000 sq.       70,000 sq. ft.    46,000 sq. ft.    46,000 sq. ft.   85,000 sq. ft.    170,000 sq. ft
                       ft. Class        Class-1 SMIF(6)   Class-1 SMIF(6)   Class-1 SMIF(6)  Class-1 SMIF(6)   Class-1
                       10(6)                                                                                   SMIF(6)

----------

(1)   Current output is as of December 31, 1999.

(2) Equivalent to 13,000 eight-inch wafers per month for current output and 15,000 eight-inch wafers per month for estimated full capacity.

(3) Estimated capacity is based on our current and anticipated process technology mix, which may vary and includes, with respect to Fab 5 and Fab 6, capacity to which our strategic partners are entitled.

(4) These numbers are preliminary and their successful implementation depend on various factors, including our ability to achieve advances in process technology or to obtain access to advanced process technology developed by others. These fabs can be retrofitted to achieve smaller geometries than those shown above.

(5) ROMs are read-only memory devices. EEPROMs are electronically erasable programmable read-only devices. SRAMs are static random access memory devices. eSRAMs are embedded static random access memory devices. CMOS means complementary metal oxide silicon. BiCMOS means bipolar complementary metal oxide silicon.

(6) Class 10 means a standard of air purity under which the amount of dust is limited to fewer than ten particles of dust per cubic foot of air. Class 1 means a standard of air purity under which the amount of dust is limited to fewer than one particle of dust per cubic foot of air. SMIF means standard mechanical interface.

         All of our fabs in production currently operate 24 hours per day, seven days per week. Maintenance at each of the fabs is performed concurrently with production.

         The following table sets forth information regarding the total wafer output by each of our fabs during the past five years:

                                               TOTAL OUTPUT(1)
                                               (IN THOUSANDS)
                                  --------------------------------------
FAB                               1995    1996     1997     1998    1999
---                               ----    ----     ----     ----    ----
Fab 1...........................   159     140      103      142     181
Fab 2(2)........................    27     114      220      265     419
Fab 3(2)........................    --      --       21       33      96
Fab 5(2)........................    --      --       --       --      16

----------

(1) Total output of revenue generating eight-inch equivalents for the fiscal year end.

(2) Fab 2 commenced production in 1995, Fab 3 commenced production in 1997 and Fab 5 commenced production in 1999.

QUALITY ASSURANCE PROGRAMS

         We have implemented systems to ensure high quality service to customers and manufacturing reliability at our facilities in Singapore. Our in-house laboratory is equipped with advanced analytical tools and provides the necessary equipment and resources for our research and development and engineering staff to continuously enhance product quality and our manufacturing processes. Our quality assurance staff is comprised of engineers, technicians and other employees who monitor and control our manufacturing processes.

         Our production facilities in Singapore have been certified by the International Standards Organization, or ISO, to meet ISO 9002 standards. ISO 9002 standards set forth what is required to ensure the production of quality products and services. There are a total of 20 requirements, including management responsibility, quality systems, and process control. The ISO certification process involves periodically subjecting production processes and quality management systems to stringent third-party review and verification. Our customers often look to an ISO certification as a threshold indication of our quality control standards.

STRATEGIC ALLIANCES

CHARTERED SILICON PARTNERS

         In March 1997, we entered into the CSP strategic alliance with Hewlett-Packard Europe B.V., or HP Europe, a subsidiary of Hewlett-Packard, and EDB Investments Pte Ltd relating to the joint ownership of Fab 6. In 1999, Hewlett-Packard spun-off certain of its businesses, including its semiconductor business, to a new subsidiary, called Agilent Technologies, Inc. In connection with the spin-off, Hewlett-Packard assigned its rights and obligations under the agreements it had entered into with us, including the agreements of its subsidiaries (including HP Europe), to Agilent Technologies or its subsidiary, Agilent Technologies Europe B.V., or Agilent Technologies Europe. In particular, HP Europe assigned the strategic alliance agreement to Agilent Technologies Europe. We, Agilent Technologies Europe and EDB Investments have a 51%, 30% and 19% equity interest in CSP, respectively. We are obligated to make a total of S$367.2 million ($215.4 million) in equity contributions to CSP through the end of 2000. We and Agilent Technologies Europe also each have an option to purchase additional shares in CSP from EDB Investments at a formula-driven price. Pursuant to an agreement with CSP, Agilent Technologies is required to purchase a minimum number of wafers per year and is entitled to purchase a maximum number of wafers per year from CSP. If Agilent Technologies Europe's ownership interest in CSP changes, the number of wafers Agilent Technologies is required to purchase, as well as the number of wafers it is entitled to purchase, changes accordingly.

         CSP's Board of Directors is comprised of seven directors. As long as we own more than 50% of CSP, we can elect four of the directors. Agilent Technologies Europe can elect two directors as long as it owns at least 15% of CSP and EDB Investments can elect one director as long as it holds any ownership interest in CSP.

         Pursuant to our agreement, the CSP strategic alliance continues indefinitely so long as there are two or more parties to the alliance. Neither we nor Agilent Technologies Europe may transfer our interests in CSP until 2001. Before any transfer can occur, the non-transferring party may exercise a right of first refusal with respect to the transferred interests. Upon a serious, uncured default, the non-defaulting party has the right to purchase all of the defaulting party's interest for fair value, as defined in the agreement. Upon a change of control of a party, the other parties have the right to purchase, at fair value, all of such party's interest.

         CSP owns and will operate Fab 6. Pursuant to a service support agreement, we provide CSP with management and corporate support services including accounting, financial, sales and marketing. Under this agreement, CSP is allocated a portion of our costs in providing such services. Although such agreement may be terminated by either party in certain instances, we expect the services support agreement to remain in place during the term of this strategic alliance.

         Pursuant to a technology transfer and license agreement, both we and Agilent Technologies contribute the process technologies needed by CSP. Such process technologies are licensed to CSP for its own use and CSP cannot sublicense them to others. In addition, we and Agilent Technologies cross-license the rights to use such technologies to one another. These cross-licenses allow our respective companies and subsidiaries to use the process technologies and related intellectual property licensed to CSP in our respective manufacturing facilities for our general businesses even if such uses are not related to CSP.

         U.S. GAAP generally requires consolidation of all majority owned (greater than 50%) subsidiaries. However, as a result of certain provisions that were contained in the strategic alliance agreement, the minority shareholders of CSP were deemed to have substantive participative rights which overcame the presumption that we should consolidate CSP. Therefore, CSP had been historically accounted for under the equity method in our financial statements. As a result of the amendment described below, we have treated CSP as a consolidated subsidiary from October 1, 1999 forward.

         Effective October 1, 1999, we, Agilent Technologies Europe and EDB Investments amended our strategic alliance agreement. The amendment eliminated some of CSP's minority shareholders' approval rights over CSP's annual business plan. It also increased the thresholds for asset dispositions, borrowings and capital expenditures that would require the approval of CSP's minority shareholders. We believe that these changes eliminate CSP's minority shareholders' substantive participating rights in CSP.

SILICON MANUFACTURING PARTNERS

         In December 1997, we entered into the SMP strategic alliance with Lucent Technologies Microelectronics Pte Ltd, or Lucent Microelectronics, relating to the joint ownership of Fab 5. Lucent Microelectronics has a 51% equity interest in SMP and we have a 49% equity interest. We are obligated to make S$208.3 million ($122.2 million) in equity contributions to SMP through the end of 2000. SMP's Board of Directors is comprised of five directors, three of which are elected by Lucent Microelectronics and two of which are elected by us. We also nominate the chairman of the Board of Directors and the general manager, while Lucent Microelectronics names the financial controller.

         SMP operates Fab 5, which is adjacent to our Fab 3 building. SMP owns the equipment used in Fab 5 and leases the space in Fab 3 from us. Please see "Item 13. Interest of Management in Certain Transactions" for a description of this lease. Pursuant to our agreement, we are each required to purchase a specified percentage of Fab 5's output. However, if one party does not purchase its share of wafers, the other party is entitled to utilize that unused capacity. In the event such other party does not utilize the unused capacity, the party who does not purchase its entitlement will be required to compensate SMP for any costs it incurs in connection with such unused capacity.

         Pursuant to our agreement, the SMP strategic alliance continues indefinitely until it is terminated. Neither party may terminate the alliance until 2006, at which time a party must give two years advance notice in order to terminate. In addition, the parties may only transfer their interests to their respective affiliates. Upon our dissolution, winding up or liquidation, Lucent Microelectronics can purchase all of our interests in SMP for fair value, as defined in the agreement. Upon our serious, uncured breach, Lucent Microelectronics has the right to sell all of its interest in SMP to us for the higher of fair value and the value of its interest based on SMP's net book value, as defined in the agreement. Upon Lucent Microelectronics' dissolution, winding up or liquidation, we have the right to purchase all of its interest in SMP for fair value. Upon Lucent Microelectronics' serious, uncured breach, we have the right to purchase all of its interest in SMP for 90% of fair value. Upon a change of control of a party, the other party has the right to purchase, at fair value, all of such party's interest in SMP.

         Pursuant to a services support agreement, we provide SMP management and corporate support services such as accounting, financial and human resources. Under this agreement, SMP is allocated a portion of our costs in providing such services. Although such agreement may be terminated by either party in certain instances, we expect the services agreement to remain in place during the term of this strategic alliance.

         Pursuant to a technology transfer and license agreement, both we and Lucent Microelectronics contribute the process technologies needed by SMP. Such process technologies are licensed to SMP for its own use and SMP cannot sublicense them to others. We and Lucent Microelectronics categorize our licensed technologies as restricted and unrestricted technologies. We and Lucent Microelectronics cross-license the unrestricted technologies to one another. These cross-licenses allow our respective companies and subsidiaries to use certain process technologies and related intellectual property licensed to SMP in our respective manufacturing facilities for our general businesses even if such uses are not related to SMP. We do not cross-license the restricted technologies with one another, which means that only SMP can use such restricted process technologies and intellectual property.

WAFER FABRICATION SERVICES

OVERVIEW

         Wafer fabrication is an intricate process that requires many distinct steps. Each step in the manufacturing process must be completed with extreme accuracy in order for finished semiconductor devices to work as intended. The processes required to take raw wafers and turn them into finished semiconductor devices are accomplished through a series of steps that can be summarized as follows:

         Circuit Design. Producing a semiconductor begins with designing the layout of the semiconductor's components and designating the interconnections between each component on the semiconductor. The result is a pattern of components and connections that defines the function of the semiconductor. In highly complex circuits, there may be more than 35 layers of electronic patterns.

         We do not design semiconductors for our customers. If requested, we assist our customers in the design process by providing them with access to our partners' EDA tools, design IP and design services which are proven and have been qualified for our manufacturing processes. Our design engineers assist our customers during the development process to ensure that their designs can be successfully manufactured in volume.

         Mask Making. The design for each layer of a semiconductor is imprinted on a photographic negative, called a semiconductor mask. The mask is the blueprint for each specific layer of the semiconductor. We do not manufacture masks for our customers.

         Wafer Fabrication. Transistors and other circuit elements comprising a semiconductor are formed by repeating a series of processes in which a photosensitive material is deposited on the wafer and exposed to light through the mask. The unwanted material is then etched away, leaving only the desired circuit pattern on the wafer. This process is repeated for each mask layer. The final step in the wafer fabrication process is to visually and electronically inspect each individual semiconductor, known as wafer probe, in order to identify the operable semiconductors for assembly.

         We provide all aspects of the wafer fabrication process except for wafer probe, which we outsource principally to STATS. All steps in the wafer manufacturing process are controlled by our computer-integrated manufacturing, or CIM, system. The CIM system allows us to monitor equipment performance, wafer processing steps, and the wafers themselves throughout the fabrication process.

         Assembly and Test. After fabrication, the wafers are transferred to assembly and test facilities. Assembly protects the semiconductor, facilitates its integration into electronic systems and enables the dissipation of heat. Following assembly, each semiconductor's functionality, voltage, current and timing are tested. After testing, the completed semiconductor is either shipped to the semiconductor supplier or directly to its final destination. We outsource assembly and test services to independent assembly and test providers, primarily STATS.

MANUFACTURING PROCESSES

         We manufacture semiconductors using CMOS, bipolar and BiCMOS processes. CMOS is the most widely used process technology because it requires lower power than other technologies and allows dense placement of components onto a single semiconductor. The low power consumption and high density characteristics of the CMOS process allow the continued development of high performance semiconductors that are smaller and faster. Bipolar technology enables very high speed but is used only in analog semiconductors. BiCMOS process technology combines bipolar's attribute of high speed with the high density and low power consumption of CMOS. We use CMOS or a combination of CMOS and BiCMOS for the fabrication of logic, mixed-signal and memory semiconductors.

         We manufacture a variety of semiconductors for a full range of end market applications including communications, computing, and consumer electronics. Examples of the types of semiconductors we manufacture are as follows:

              Logic. All digital electronic systems, such as computing devices, are controlled by logic semiconductors, which process data. Microcontrollers, microprocessors, digital signal processors, and graphics chipsets are all logic devices. We manufacture logic semiconductors primarily for the computing, consumer and communications markets.

              Mixed-Signal. Mixed-signal semiconductors combine analog and digital devices on a single semiconductor to process both analog signals and digital data. Mixed-signal semiconductors are used in applications including wireless equipment, fiber optic communications and data networking. We make mixed-signal semiconductors using both CMOS and BiCMOS processes.

              Memory. Memory devices store data and can be manufactured as stand-alone devices or embedded in system semiconductors, which combine a number of functions, such as logic and memory components. We manufacture stand-alone memory devices including EPROM, EEPROM, ROM, SRAM and Flash memory and embedded memory including eSRAM, eEEPROM, and eFLASH memories. Memory is used in a range of products from computers and mobile phones to "smart" chip cards.

TURNKEY SERVICES

         Although we are an independent foundry specializing in wafer fabrication, we offer our customers the option to purchase from us finished semiconductor products that have been assembled and tested. We principally subcontract assembly and testing of the fabricated semiconductors to STATS. Testing includes wafer probe and final testing of assembled semiconductors. After final testing, the semiconductors are returned to the customer or drop-shipped according to our customers' specifications.

CUSTOMERS AND MARKETS

         We manufactured semiconductors for over 125 different customers in each of 1998 and in 1999. Our top five customers accounted for approximately 43.3% and 38.2% of our revenue in 1998 and 1999, respectively. In 1998, no customer individually accounted for more than 10% of our revenue. In 1999, only Agilent Technologies accounted for more than 10% of our revenue.

         The following table sets forth our top five customers for 1999 in order of revenue:

CUSTOMER                             REPRESENTATIVE PRODUCTS OR APPLICATIONS
--------                             ---------------------------------------
Agilent Technologies...............  Computer peripherals, networking and wireless communication
Ericsson...........................  Mobile phone network equipment, mobile phones and mobile internet
Lucent.............................  Wireless communication and networking
Broadcom...........................  Cable modem/set-top box and ethernet transceivers
Silicon Integrated Systems.........  Core logic, multimedia and data communications

         We categorize a sale geographically based on the country in which the customer is headquartered. The following table sets forth the geographical distribution, by percentage, of our net sales for the periods indicated:

                                                     PERCENTAGE OF NET SALES
                                                   ----------------------------
REGION                                             1997        1998        1999
------                                             ----        ----        ----
United States ..............................         52%         63%         69%
Europe .....................................          1           2          13
Asia/Pacific ...............................         47          34          15
Japan ......................................          0           1           3
                                                   ----        ----        ----
     Total .................................        100%        100%        100%
                                                   ====        ====        ====

         We expect that the majority of our sales will continue to be made to companies headquartered in the United States or to overseas affiliates of United States companies. All of our sales are direct sales to our customers with delivery in Singapore. We provide customer support in the United States through a wholly-owned subsidiary located in Milpitas, California which has additional offices in Irvine, California; Boston, Massachusetts and Austin, Texas. We also maintain customer support offices in Hsin-Chu, Taiwan; Tokyo, Japan; Paris, France; London, England; and Munich, Germany.

         Our customers generally do not place their purchase orders far in advance. As a result, we do not typically operate with any significant backlog.

         We currently allocate a portion of our wafer manufacturing capacity to certain customers under several types of agreements. Some of these customers have invested equity in us, placed deposits to secure wafer capacity, or prepaid for our services. We are also obligated to make available capacity to customers under certain other agreements.

CUSTOMER SERVICE

         We focus on providing a high level of customer service in order to attract customers and maintain their ongoing loyalty. Our culture emphasizes responsiveness to customer needs, flexibility and delivery accuracy. Our customer-oriented approach is especially evident in two prime functional areas of customer interaction, customer design development and manufacturing services.

         We emphasize very close interaction with customers throughout the design development and prototyping process. We provide for an account manager to be assigned early in the design development process who coordinates an account team composed of local marketing, EDA, silicon engineering, third-party partner and customer service/logistical support. The local account team is supported by additional marketing and customer engineering staff in Singapore.

         After the design moves into manufacturing production, ongoing customer support is provided through all phases of the manufacturing process. The local account manager teams with a dedicated customer service representative, along with marketing and customer engineering support teams at the factory.

         In 1996, we introduced our Customer On-Line Access System, through which our customers are provided secure access via the Internet to critical manufacturing data as their products move through the fab. We are currently developing our eFab(TM) system which will provide our customers information access, data exchange and e-commerce functionality over the Internet. eFab(TM) will implement a solution based on industry standards that will enable effective and timely communication of manufacturing data between our information systems and those of our customers and suppliers.

RESEARCH AND DEVELOPMENT

         The semiconductor industry is characterized by rapid technological changes. We believe effective research and development is essential to our success. Our research and development activities are focused on developing new CMOS manufacturing process technologies. In 1997 and 1998, we invested approximately $26.6 million and $43.4 million, respectively, in research and development. Those investments represented approximately 7.0% and 10.3% of our net revenue for the respective period. In 1999, we invested approximately $58.9 million in research and development which represented approximately 8.5% of our net revenue for the year. Our investment in research and development allowed us to continue developing new and advanced processes, with line width geometries down to 0.15u, as well as to fund research activities below 0.15u. These strategic research and development programs ensure that our baseline manufacturing process accommodates new technology modules that are the heart of highly differentiated system-level applications. As of December 31, 1999, we employed 208 professionals in our research and development department, 57 of whom have Ph.Ds.

We also enter into technology license and cross-license agreements. Our technology alliances with leading semiconductor suppliers have contributed to our development of new process technologies. For example, we have joint development and technology sharing agreements with Lucent and Agilent Technologies and a technology transfer and licensing agreement with Motorola. We intend to expand our existing relationships and establish new relationships to further develop new technologies.

         We are currently involved in several process technology development projects. We are working to develop mixed-signal, core logic and embedded memory (SRAM and Flash). We are jointly developing 0.18u copper and aluminum processes with Lucent for high density, low power and cost-effective applications. Our alliance with Motorola includes the technology transfer and licensing of Motorola's leading edge copper interconnect HiPerMOS technology for 0.15u, 0.13u and 0.10u processes. We have launched a joint development program with Ericsson for the development of RFCMOS and BiCMOS process technologies.

         We have received research grants totaling $66.7 million from various agencies of the Government of Singapore as of December 31, 1999. These grants provide funding for a portion of our research and development related capital expenditures and for the training and staffing costs associated with some of our process technology development programs. Funds from these grants are disbursed upon the achievement of program milestones. As of December 31, 1999, $16.3 million of the grants currently in effect had been disbursed to us. The grants are disbursed based on the amount of expenditures incurred. There are no conditions attached to the grants other than completion of the project to which the grant relates and the certification of the costs incurred.

EQUIPMENT AND MATERIALS

         We depend on a limited number of manufacturers that make and sell the complex equipment that we use in our manufacturing processes. The principal pieces of equipment we use to manufacture semiconductors are steppers, tracks, etchers, furnaces, wet stations and implanters and sputtering, chemical vapor deposition and chemical mechanical planarization equipment. In periods of high market demand such as the industry is currently facing, the lead times from order to delivery of such equipment can be as long as 12 to 18 months. We seek to manage this process through early reservation of appropriate delivery slots and constant communication with our suppliers.

         Our manufacturing processes use highly specialized materials, including silicon wafers, chemicals, gases, targets and masks. We depend on our suppliers of these materials and seek to have more than one supplier for our material requirements. To maintain competitive manufacturing operations, we must obtain from our suppliers, in a timely manner, sufficient quantities of quality materials at acceptable prices. We source most of our materials, including critical items such as silicon wafers, from a limited group of suppliers. We have a multi-year contract with MEMC Electronics Materials Inc. to purchase raw wafers, pursuant to which we have made deposits to secure future supply. We purchase all of our materials on a blanket purchase order basis and are currently in negotiations with certain key suppliers to develop long-term contracts. For those materials that are wholly procured from one source, we identify and qualify alternative sources of supply. We have agreements with key material suppliers under which they hold inventory on consignment for us. We are not under any obligation to purchase inventory that is held on consignment until we actually use it. We typically work with our suppliers to forecast our raw material requirements one to three years in advance, although pricing commitments are made on a semi-annual basis.

INTELLECTUAL PROPERTY

         Our success depends in part on our ability to obtain patents, licenses and other intellectual property rights covering our production processes. To that end, we have acquired certain patents and patent licenses and intend to continue to seek patents on our production processes. We have not federally registered any of our trademarks or copyrights, but are in the process of doing so. As of December 31, 1999, we had filed an aggregate of 587 patent applications worldwide, 353 of which had been filed in the United States. Of the 353 applications filed in the United States, 141 had been issued as of December 31, 1999 and 22 had been allowed but not issued. Those 22 patents will be issued if and when we pay the applicable issuance fee. Our issued patents have expiration dates ranging from 2011 to 2017. All of the allowed and pending patents will expire after 2018. We have also entered into various patent licenses and cross-licenses with major semiconductor companies. We may choose to renew our present licenses or to obtain additional technology licenses in the future. There can be no assurance that any such licenses could be obtained on commercially reasonable terms.

Our ability to compete also depends on our ability to operate without infringing the proprietary rights of others. The semiconductor industry is generally characterized by frequent litigation regarding patent and other intellectual property rights. We market services in several countries in Asia, such as Taiwan and China, which may not protect our intellectual property rights to the same extent as the United States. We have from time to time received communications from third parties asserting patents that cover certain of our technologies and alleging infringement of certain intellectual property rights of others. We expect that we will receive similar communications in the future. Irrespective of the validity or the successful assertion of such claims, we could incur significant costs and devote significant management resources to the defense of these claims which could seriously harm our company. There is no such material litigation currently pending against us.

COMPETITION

         The worldwide semiconductor foundry industry is highly competitive. Our principal competitors are Taiwan Semiconductor Manufacturing Corporation, or TSMC, United Microelectronics Corporation, or UMC, and International Business Machines, or IBM. Our competitors may have greater access to capital and substantially greater production, research and development, marketing and other resources than we do. As a result, these companies may be able to compete more aggressively over a longer period of time than we can. In addition, several new dedicated foundries have commenced operations and compete directly with us. Any significant increase in competition may erode our profit margins and weaken our earnings.

         A number of semiconductor manufacturers, including our primary competitors, have recently announced plans to increase their manufacturing capacity and, as a result, we expect that there will be a significant increase in worldwide semiconductor capacity during the next five years. If growth in demand for this capacity fails to match the growth in supply or occurs more slowly than anticipated, there may be more intense competition and pressure on the pricing of our services may result.

         The principal elements of competition in the wafer foundry market include technical competence, time-to-market, research and development, quality, available capacity, device yields, customer service and price.

ENVIRONMENTAL MATTERS AND COMPLIANCE

         We have implemented an extensive environmental management system. This system is third party certified through internationally recognized ISO 14001. This system enables our operations to identify applicable environmental regulations and assist in evaluating compliance status. Programs are established at manufacturing locations to ensure that all accidental spills and discharges are properly addressed.

         We are subject to a variety of laws and governmental regulations in Singapore relating to the use, discharge and disposal of toxic or otherwise hazardous materials used in our production process. While we believe that we are currently in compliance in all material respects with such laws and regulations and have management systems in place to continue to be in compliance, if we fail to use, discharge or dispose of hazardous materials appropriately, we could subject our company to substantial liability or could be required to suspend or adversely modify our manufacturing operations. In addition, we could be liable for remedial measures if our properties were found to be contaminated even if we were not responsible for such contamination.

EMPLOYEES

         As of December 31, 1999, we had 3,388 employees, with 1,135 in process and equipment engineering, 1,176 in manufacturing operations, 521 in manufacturing support, 208 in research and development and 348 in administration, marketing and finance. We consider our relationship with our employees to be good. In addition, certain corporate support services, such as treasury, cash management, internal audit, training, executive resources and corporate secretarial services, are carried out by employees of ST on our behalf. Please see "Item 13. Interest of Management in Certain Transactions" for a discussion of the services provided to us by ST.

         We provide our employees with customary compensation and benefit plans, including employee bonus plans and an employee share option plan. Please see "Item 12. Options to Purchase Securities from Registrant or Subsidiaries" for a discussion of our share option plan.

         Our employees are not covered by any collective bargaining agreements. We have not experienced any strikes or work stoppages by our employees.

INSURANCE

         We maintain industrial special risk insurance for our facilities, equipment and inventories. The insurance for fabs (including our strategic alliance fabs) and their equipment covers physical damage and consequential losses from natural disaster, business interruption and certain other risks up to their respective policy limits except for exclusions as defined in the policy. We also maintain public liability insurance for losses to others arising from our business operations and carry insurance for business interruption resulting from such events. Our insurance policies covering public liability and actions by employees are held by ST through its group insurance policy. We pay our pro rata share of the costs of such policies based on the industrial all risk amount insured and the number of its employees, respectively. Some of our insurance coverage is provided through affiliates of ST. Some of our insurance coverage for Fab 5 is under Lucent's global group insurance program.

While we believe that our insurance coverage is adequate, significant damage to any of our production facilities, whether as a result of fire or other causes, could seriously harm our company. We do not insure against the loss of key personnel.

RISK FACTORS

     Chartered wishes to caution readers that the following important factors, and those important factors described in other reports and documents submitted to, or filed with, the Securities and Exchange Commission, among other factors, could affect the Company's results. If any of the following risks actually occur, our business, results of operations and financial condition would likely suffer and actual results could differ materially from those expressed in any forward-looking statements made by, or on behalf of, the Company.

RISKS RELATED TO OUR FINANCIAL CONDITION

WE HAVE A HISTORY OF LOSSES AND NEGATIVE CASH FLOWS AND THIS MAY CONTINUE.

         Since our inception in 1987, we have incurred significant operating losses and negative cash flows. This was true even in years in which our revenues increased. For example, in 1998, revenue increased 11.3% over 1997 but operating losses were 103.9% higher. The increase in revenue in 1998 was driven by higher shipment volumes but was offset by a 12.0% decline from 1997 in our average selling price of silicon wafers, higher production costs on increased volume and under utilization of capacity at our fabrication facilities.

         As of December 31, 1999, we had a retained deficit of approximately $277.7 million. We cannot assure you that our operating losses or negative cash flows will not continue or increase in the future or that we will become profitable. Please see "Item 8. Selected Financial Data" and "Item 9. Management's Discussion and Analysis of Financial Condition and Results of Operations" for information regarding our financial condition.

WE NEED TO CONTINUOUSLY IMPROVE OUR DEVICE YIELDS, MAINTAIN HIGH CAPACITY UTILIZATION AND OPTIMIZE THE TECHNOLOGY MIX OF OUR SILICON WAFER PRODUCTION TO ACHIEVE OUR PROFIT TARGETS.

         The key factors that affect our profit margin are our ability to:

     -   continuously improve our device yields;

     -   maintain high capacity utilization; and

     -   optimize the technology mix of our silicon wafer production.

         The term "device yields" means the actual number of usable semiconductor devices on a wafer in relation to the total number of devices on the wafer. Our device yields directly affect our ability to attract and retain customers, as well as the price of our services.

         The term "capacity utilization" means the actual number of silicon wafers we are processing at a fabrication facility, or fab, in relation to the total number of wafers we have the capacity to process. Our capacity utilization affects our operating results because a large percentage of our operating costs are fixed. For example, in 1996, 1997 and 1998, a worldwide overcapacity of semiconductor wafer supply resulted in lower utilization rates at our fabs. This had a negative effect on our company during such period. Other factors potentially affecting capacity utilization rates are the complexity and mix of the wafers produced, overall industry conditions, operating efficiencies, the level of customer orders, mechanical failure, disruption of operations due to expansion of operations or relocation of equipment and fire or natural disaster.

         Because the price of wafers varies significantly, the mix of wafers produced affects revenue and profitability. The value of a wafer is determined by the complexity of the device on the wafer. Production of devices with higher level functionality and greater system-level integration requires more manufacturing steps than the production of less complex devices and commands higher wafer prices.

         If we are unable to continuously improve our device yields, maintain high capacity utilization or optimize the technology mix of our wafer production, we may not be able to achieve our profit targets in which case the market price of our ADSs or ordinary shares could fall.

OUR OPERATING RESULTS FLUCTUATE FROM QUARTER-TO-QUARTER WHICH MAKES IT DIFFICULT TO PREDICT OUR FUTURE PERFORMANCE.

         Our revenues, expenses and operating results have varied significantly in the past and may fluctuate significantly from quarter-to-quarter in the future due to a number of factors, many of which are outside our control. These factors include, among others:

     - the cyclical nature of both the semiconductor industry and the markets served by our customers;

     - shifts by integrated device manufacturers, or IDMs, between internal and outsourced production;

     -  our customers' adjustments in their inventory;

     - the loss of a key customer or the postponement of an order from a key customer;

     -  the rescheduling and cancellation of large orders;

     - the timing and volume of orders relative to our available production capacity;

     - our ability to obtain raw materials and equipment on a timely and economic basis;

     -  environmental events or industrial accidents such as fires;

     - currency and interest rate fluctuations that may not be adequately hedged; and

     -  technological changes.

         Due to the factors noted above and other risks discussed in this section, many of which are beyond our control, you should not rely on quarter-to-quarter comparisons to predict our future performance. Unfavorable changes in any of the above factors may seriously harm our company. In addition, it is possible that in some future periods our operating results may be below the expectations of public market analysts and investors. In this event, the price of our ADSs or ordinary shares may underperform or fall.

WE EXPECT TO INCUR SUBSTANTIAL CAPITAL EXPENDITURES IN CONNECTION WITH OUR GROWTH PLANS AND MAY REQUIRE ADDITIONAL FINANCING THAT MAY NOT BE AVAILABLE.

         Our business and the nature of our industry require us to make substantial capital expenditures leading to a high level of fixed costs. We expect to incur significant capital expenditures in connection with our growth plans. For example, in February 2000, we commenced construction of Fab 7 and expect to require additional financing to complete its construction and equipping. We are also currently expanding and adding additional equipment to increase the capacity of our fabs, two of which are jointly-owned with third parties, and expect to require additional financing to complete such equipping. These capital expenditures will be made in advance of sales. Given the fixed cost nature of our business, we may incur operating losses if our revenue does not adequately offset the level of our capital expenditures, as occurred in 1997, 1998 and the first three quarters of 1999. Additionally, our actual expenditures may exceed our planned expenditures for a variety of reasons, including changes in our growth plan, our process technology, market conditions, interest rates and other factors.

         CSP, our strategic alliance that owns and will operate Fab 6, intends to enter into a credit facility providing for borrowings of approximately $820 million to finance its capital expenditure requirements, including approximately $480 million for its planned capital expenditures for 2000. The actual amount of debt to be incurred under the facility will be influenced by several factors, including without limitation, the speed and timing of the ramp up of operations at Fab 6 and the terms of such debt.

         We will require additional financing to fund our current growth plan. In addition, a substantial portion of our borrowings is guaranteed by our controlling shareholder, ST, and its affiliates. We may not be able to obtain similar credit guarantees from ST in the future. We are actively evaluating financing plans for our capital expenditure requirements. We expect to fund these requirements through public or private debt or equity financing or from other sources. There can be no assurance that additional financing will be available at all or, if available, that such financing will be obtained on terms favorable to us or that any additional financing will not be dilutive to our shareholders

WE HAVE A HIGH LEVEL OF DEBT. IF WE ARE UNABLE TO MAKE INTEREST AND PRINCIPAL PAYMENTS ON OUR DEBT, IT COULD SERIOUSLY HARM OUR COMPANY.

         We have now and will continue to have a significant amount of debt. Our high level of debt and the covenants contained in our financing documents could have important consequences to you. For example, they could:

     - increase our vulnerability to general adverse economic and industry conditions;

     -  limit our ability to pursue our growth plan;

     - require us to seek the lender's consent prior to paying dividends on our ordinary shares;

     - require us to dedicate a substantial portion of our cash flow from operations to payments on our debt, thereby reducing the availability of our cash flow to fund capital expenditures, working capital and other general corporate purposes; and

     - limit our flexibility in planning for, or reacting to, changes in our business and the semiconductor industry.

         We cannot assure you that we will be able to make interest and principal payments on debt incurred in connection with our growth if the average selling prices or demand for our semiconductor wafers are lower than expected.

RISKS RELATED TO OUR OPERATIONS

THE CYCLICAL NATURE OF THE SEMICONDUCTOR INDUSTRY AND THE PERIODIC OVERCAPACITY THAT RESULTS FROM THIS MAY SERIOUSLY HARM OUR COMPANY.

         The semiconductor industry has historically been highly cyclical and, at various times, has experienced significant economic downturns characterized by production overcapacity, reduced product demand, and rapid erosion of average selling prices. Historically, companies in the semiconductor industry have expanded aggressively during periods of increased demand, as we and our competitors are doing currently. As a result, periods of overcapacity in the semiconductor industry have frequently followed periods of increased demand. We expect this pattern to be repeated in the future. In addition, the markets for semiconductors are characterized by rapid technological change, evolving industry standards, intense competition and fluctuations in end-user demand. Our operating results for 1997 and 1998 were seriously harmed by a downturn in the semiconductor market. Future downturns in the semiconductor industry may be severe and could seriously harm our company.

A DECREASE IN DEMAND FOR COMMUNICATIONS EQUIPMENT AND PERSONAL COMPUTERS MAY SIGNIFICANTLY DECREASE THE DEMAND FOR OUR SERVICES.

         A significant percentage of our sales revenue is derived from customers who use our manufacturing services to make semiconductors for communications equipment and personal computers. Any significant decrease in the demand for communications equipment or personal computers may decrease the demand for our services and could seriously harm our company. In addition, the declining average selling price of communications equipment and personal computers places significant pressure on the prices of the components that are used in this equipment. If the average selling prices of communications equipment and personal computers continue to decrease, the pricing pressure on components produced by our company may reduce our revenue and therefore reduce our gross profit margin significantly.

WE DEPEND ON A SMALL NUMBER OF CUSTOMERS FOR A SIGNIFICANT PORTION OF OUR REVENUES.

         We have been largely dependent on a small number of customers for a substantial portion of our business. Our top ten customers accounted for 62.8% and 62.3% of our total net revenue in 1998 and 1999, respectively. In 1998, our two largest customers accounted for approximately 9.6% and 9.3% of our total net revenue, respectively, and, in 1999, our two largest customers accounted for 11.1% and 7.4% of our total net revenue, respectively. We expect that we will continue to be dependent upon a relatively limited number of customers for a significant portion of our revenue. We cannot assure you that revenue generated from these customers, individually or in the aggregate, will reach or exceed historical levels in any future period. Loss or cancellation of business from, significant changes in scheduled deliveries to, or decreases in the prices of services sold to, any of these customers could seriously harm our company. Please see "Item 1. Description of Business -- Customers and Markets" for additional information regarding our customers.

OUR CUSTOMERS DO NOT PLACE PURCHASE ORDERS FAR IN ADVANCE. THEREFORE, WE DO NOT HAVE ANY SIGNIFICANT BACKLOG.

         Our customers generally do not place purchase orders far in advance. In addition, due to the cyclical nature of the semiconductor industry, our customers' purchase orders have varied significantly from period-to-period. As a result, we do not typically operate with any significant backlog. The lack of a significant backlog makes it difficult for us to forecast our net revenue in future periods. Moreover, our expense levels are based in part on our expectations of future revenue and we may be unable to adjust costs in a timely manner to compensate for revenue shortfalls. We expect that in the future our revenue in any quarter will continue to be substantially dependent upon purchase orders received in that quarter. We cannot assure you that any of our customers will continue to place orders with us in the future at the same levels as in prior periods.

WE MAY NOT BE ABLE TO IMPLEMENT NEW TECHNOLOGY AS IT BECOMES AVAILABLE WHICH MAY AFFECT OUR ABILITY TO PRODUCE ADVANCED PRODUCTS AT COMPETITIVE PRICES.

         The semiconductor industry is rapidly developing and the technology used is constantly evolving. If we do not anticipate the technology evolution and rapidly adopt new and innovative technology, we may not be able to produce sufficiently advanced products at competitive prices. There is a risk that our competitors may adopt new technology before we do, resulting in our loss of market share. If we do not continue to produce the most advanced products at competitive prices, our customers may use the services of our competitors instead of our services, which could seriously harm our company.

WE DEPEND ON OUR TECHNOLOGY PARTNERS TO ADVANCE OUR PORTFOLIO OF PROCESS TECHNOLOGIES.

         Enhancing our manufacturing process technologies is critical to our ability to provide services for our customers. We intend to continue to advance our process technologies through internal research and development efforts and technology alliances with leading semiconductor suppliers. Although we have an internal research and development team focused on developing new semiconductor manufacturing process technologies, we are dependent on our technology partners to advance our portfolio of process technologies. We currently have joint development and technology sharing agreements with Lucent and Agilent Technologies, a subsidiary of Hewlett-Packard, a technology transfer and licensing agreement with Motorola and a joint development agreement with Ericsson Microelectronics AB, or Ericsson. If we are unable to continue our technology alliances with Lucent, Agilent Technologies and Motorola on mutually beneficial economic terms, or are unable to enter into new technology alliances with other leading semiconductor suppliers, we may not be able to continue providing our customers with leading edge process technologies, which could seriously harm our company. Please see "Item 1. Description of Business -- Research and Development" for additional information regarding our internal research and development efforts.

WE DEPEND ON OUR STRATEGIC ALLIANCES RELATING TO FAB 5 AND FAB 6. TERMINATION OF EITHER OF THESE ALLIANCES COULD SERIOUSLY HARM OUR COMPANY.

         We currently have two strategic alliances relating to the development and operation of Fab 5 and Fab 6. Silicon Manufacturing Partners, or SMP, which operates Fab 5, is jointly-owned with a subsidiary of Lucent. CSP, which owns and will operate Fab 6, is jointly-owned with EDB Investments Pte Ltd and a subsidiary of Agilent Technologies. We believe our alliances with these companies give us access to select leading edge process technologies, moderate our development costs and capital expenditures and increase our fab utilization rates. The termination of either of these alliances could seriously harm our company. Please see "Item 1. Description of Business -- Chartered Silicon Partners" and "Item 1. Description of Business -- Silicon Manufacturing Partners" for a more detailed description of these alliances and for certain recent developments regarding Hewlett-Packard.

WE MAY NOT BE ABLE TO COMPETE SUCCESSFULLY IN OUR INDUSTRY.

         The worldwide semiconductor foundry industry is highly competitive. We compete with dedicated foundry service providers such as Taiwan Semiconductor Manufacturing Corporation, or TSMC, and United Microelectronics, or UMC, as well as the foundry operation services of some IDMs such as International Business Machines, or IBM. IDMs principally manufacture and sell their own proprietary semiconductor products, but may offer foundry services. Our competitors may have greater access to capital and substantially greater production, research and development, marketing and other resources than we do. As a result, these companies may be able to compete more aggressively over a longer period of time than we can.

         A number of semiconductor manufacturers, including our primary competitors and our company, have recently announced plans to increase their manufacturing capacity and, as a result, we expect that there will be a significant increase in worldwide semiconductor capacity over the next five years. If growth in demand for this capacity fails to match the growth in supply, or occurs more slowly than anticipated, there may be more intense competition and pressure on the pricing of our services may result. Any significant increase in competition may erode our profit margins and weaken our earnings.

         The principal elements of competition in the wafer foundry market include technical competence, time-to-market, research and development quality, available capacity, device yields, customer service and price. We cannot assure you that we will be able to compete successfully in the future, which could seriously harm our company.

OUR BUSINESS DEPENDS IN PART ON OUR ABILITY TO OBTAIN AND PRESERVE INTELLECTUAL PROPERTY RIGHTS.

         Our ability to compete successfully and achieve future growth will depend, in part, on our ability to protect our proprietary technology. As of December 31, 1999, we held 179 patents worldwide, 141 of which are U.S. patents, related to our production processes. We intend to continue to file patent applications when appropriate to protect our proprietary technologies. The process of seeking patent protection may take a long time and be expensive. We cannot assure you that patents will be issued from pending or future applications or that, if patents are issued, they will not be challenged, invalidated or circumvented or that the rights granted under the patents will provide us with meaningful protection or any commercial advantage. In addition, we cannot assure you that the Asian countries in which we market our services, such as Taiwan and China, will protect our intellectual property rights to the same extent as the United States. Please see "Item 1. Description of Business -- Intellectual Property" for a more detailed description of our proprietary technology.

WE MAY BE SUBJECT TO INTELLECTUAL PROPERTY RIGHTS DISPUTES.

         Our ability to compete successfully depends on our ability to operate without infringing the proprietary rights of others. We have no means of knowing what patent applications have been filed in the United States until they are granted. Although we are not currently a party to any material litigation involving patent infringement, the semiconductor industry is characterized by frequent litigation regarding patent and other intellectual property rights. As is typical in the semiconductor industry, we have from time to time received communications from third parties asserting patents that cover certain of our technologies and alleging infringement of certain intellectual property rights of others. We expect to receive similar communications in the future. In the event any third party were to make a valid claim against us or our customers we could be required to:

     - discontinue using certain process technologies which could cause us to stop manufacturing certain semiconductors;

     -  pay substantial monetary damages;

     -  seek to develop non-infringing technologies, which may not be feasible;
        or

     - seek to acquire licenses to the infringed technology which may not be available on commercially reasonable terms, if at all.

         Our company could be seriously harmed by such developments. Litigation, which could result in substantial costs to us and diversion of our resources, may also be necessary to enforce our patents or other intellectual property rights or to defend us against claimed infringement of the rights of others. If we fail to obtain necessary licenses or if litigation relating to patent infringement or other intellectual property matters occurs, it could seriously harm our company.

RISKS RELATING TO MANUFACTURING

WE MAY EXPERIENCE DIFFICULTY IN ACHIEVING ACCEPTABLE DEVICE YIELDS, PRODUCT PERFORMANCE AND DELIVERY TIMES AS A RESULT OF MANUFACTURING PROBLEMS.

         The process technology for the manufacture of semiconductor wafers is highly complex, requires advanced and costly equipment and is continuously being modified in an effort to improve device yields and product performance. Microscopic impurities such as dust and other contaminants, difficulties in the production process, disruptions in the supply of utilities or defects in the key materials and tools used to manufacture a particular wafer can cause a percentage of the wafers to be rejected or individual semiconductors on specific wafers to be non-functional, which in each case negatively affects our device yields. We have, from time to time, experienced production difficulties that have caused delivery delays, lower than expected device yields and the replacement of certain vendors of manufacturing equipment used in our production processes. We may also experience difficulty achieving acceptable device yields, product performance and product delivery times in the future as a result of manufacturing problems. These problems may result from, among other things, capacity constraints, construction delays, increasing production at new facilities, upgrading or expanding existing facilities or changing our process technologies. Any of these problems could seriously harm our company.

WE DEPEND ON OUR SUPPLIERS OF RAW MATERIALS AND EQUIPMENT AND DO NOT TYPICALLY HAVE LONG-TERM SUPPLY CONTRACTS WITH THEM.

         We depend on our suppliers of raw materials. To maintain competitive manufacturing operations, we must obtain from our suppliers, in a timely manner, sufficient quantities of quality materials at acceptable prices. We obtain most of our materials, including critical materials such as raw silicon wafers, from a limited number of suppliers. We purchase all of our materials on a blanket purchase order basis. With the exception of one multi-year contract for the purchase of raw wafers, we do not have long-term contracts with any of our suppliers. From time to time, vendors have extended lead times or limited the supply of required materials to us because of capacity constraints. Consequently, from time to time, we have experienced difficulty obtaining quantities of raw materials we need on a timely basis.

         In addition, from time to time, we may reject materials that do not meet our specifications, resulting in declines in output or device yields. We cannot assure you that we will be able to obtain sufficient quantities of raw materials and other supplies of an acceptable quality. If our ability to obtain sufficient quantities of raw materials and other supplies in a timely manner is substantially diminished or if there are significant increases in the costs of raw materials, it could seriously harm our company.

         We also depend on a limited number of manufacturers and vendors that make and sell the complex equipment we use in our manufacturing processes. In periods of high market demand which the industry is currently facing, the lead times from order to delivery of this equipment could be as long as 12 to 18 months. If there are delays in the delivery of this equipment or if there are increases in the cost of this equipment, it could seriously harm our company. Please see "Item 1. Description of Business -- Equipment and Materials" for additional information regarding our relationships with our suppliers of materials and equipment.

WE DEPEND ON ST ASSEMBLY TEST SERVICES LTD FOR MOST OF OUR SEMICONDUCTOR ASSEMBLY AND TESTING REQUIREMENTS.

         Semiconductor assembly and testing are complex processes which involve significant technological expertise and specialized equipment. Although we are in the process of evaluating additional sources of supply, we currently depend on our affiliate ST Assembly Test Services Ltd, or STATS, for almost all of the assembly and test services we offer our customers. STATS consummated its initial public offering on February 8, 2000. We do not have a long-term contract with STATS and retain its services on a purchase order basis. STATS may, from time to time, experience production interruption due to, among other things, technical problems occurring during the assembly and testing processes. Because STATS is our major provider of these services, any prolonged interruption in STATS' operations or the termination of our affiliation with STATS could seriously harm our company.

WE ARE SUBJECT TO THE RISK OF LOSS DUE TO FIRE BECAUSE THE MATERIALS WE USE IN OUR MANUFACTURING PROCESSES ARE HIGHLY FLAMMABLE.

         We use highly flammable materials such as silane and hydrogen in our manufacturing processes and are therefore subject to the risk of loss arising from fires. Although we have implemented industry acceptable risk management controls at our manufacturing locations, the risk of fire associated with these materials cannot be completely eliminated and, in the past, we have had minor interruptions in production as a result of fire. We maintain insurance policies to guard against losses caused by fire. While we believe our insurance coverage for damage to our property and disruption of our business due to fire is adequate, we cannot assure you that it would be sufficient to cover all of our potential losses. If any of our fabs were to be damaged or cease operations as a result of a fire, it would temporarily reduce manufacturing capacity and seriously harm our company.

OUR FAILURE TO COMPLY WITH CERTAIN ENVIRONMENTAL REGULATIONS COULD SERIOUSLY HARM OUR COMPANY.

          We are subject to a variety of laws and governmental regulations in Singapore relating to the use, discharge and disposal of toxic or otherwise hazardous materials used in our production process. While we believe that we are currently in compliance in all material respects with such laws and regulations, if we fail to use, discharge or dispose of hazardous materials appropriately, our company could be subject to substantial liability or could be required to suspend or adversely modify our manufacturing operations. In addition, we could be required to pay for the cleanup of our properties if they are found to be contaminated even if we are not responsible for the contamination. We maintain insurance policies to guard against losses resulting from environmental harm caused by our company. While we believe our insurance coverage is adequate, we cannot assure you that it would be sufficient to cover all our potential losses.

RISKS RELATING TO OUR INFRASTRUCTURE

WE ARE IN THE PROCESS OF CONSTRUCTING A NEW FABRICATION PLANT.

         Fab 7 is in its design and initial construction phase. While we have taken the project management and planning steps we believe are necessary to complete Fab 7 on schedule and within budget, there are certain uncontrollable events that could delay the project or increase the cost of Fab 7. Such potential events include:

     - a major design and/or construction change caused by changes to the initial building space utilization plan or equipment layout;

     - shortages and late delivery of building materials and facility equipment;

     -  a long and intensive wet season that limits construction;

     - a shortage of foreign construction workers or a change in immigration laws preventing such workers from entering Singapore;

     -  strikes and labor disputes;

     - on-site construction problems such as industrial accidents, fires and structural collapse; and

     -  delays in securing the necessary governmental approvals and land lease.

WE DEPEND ON KEY PERSONNEL AND, DUE TO THE STRONG DEMAND IN SINGAPORE FOR SKILLED LABOR, MAY HAVE DIFFICULTY ATTRACTING SUFFICIENT NUMBERS OF SKILLED EMPLOYEES.

         Our success depends to a significant extent upon the continued service of our key senior executives and our engineering, marketing, sales, manufacturing, support and other personnel. In addition, in connection with our growth plans, we are likely to need a greater number of experienced engineers and other employees in the future. The competition for skilled employees is intense. Due to the current shortage of experienced personnel in Singapore, we must recruit our personnel internationally. This is more expensive than hiring personnel locally, and therefore increases our operating costs. As of December 31, 1999, a majority of our employees were citizens of countries other than Singapore. We expect demand for personnel in Singapore to increase significantly in the future as new wafer fabrication facilities are established in Singapore. If we were to lose the services of any of our existing key personnel without adequate replacements, or were unable to attract and retain new experienced personnel as we grow, it could seriously harm our company. We do not carry "key person" life insurance on any of our personnel.

WE MAY NOT BE ABLE TO MANAGE OUR GROWTH, WHICH COULD SERIOUSLY HARM OUR COMPANY.

         We have experienced and are currently experiencing a period of significant growth. This growth has placed, and the future growth will continue to place, a significant strain on our managerial, technical, financial, production, operational and other resources. In particular, by expanding our manufacturing facilities and equipping new facilities we may create additional capacity at our fabs, which, if not utilized, would reduce our profitability and could seriously harm our company.

YEAR 2000 UPDATE.

         We crossed over from December 31, 1999 into January 1, 2000 without experiencing any Year 2000-related incidents or disruptions that were harmful to our company.

RISKS RELATED TO INVESTMENTS IN A CONTROLLED CORPORATION

SINGAPORE TECHNOLOGIES CONTROLS OUR COMPANY AND ITS INTERESTS MAY CONFLICT WITH THE INTERESTS OF OUR OTHER SHAREHOLDERS.

         As of March 15, 2000, ST and its affiliates beneficially own approximately 70.1% of our outstanding ordinary shares. As a result, ST is able to exercise control over many matters requiring approval by our shareholders, including the election of directors and approval of significant corporate transactions.

         ST also provides us with financing, guarantees some of our debt and enters into forward foreign exchange contracts with us relating to some of our equipment purchase commitments with foreign vendors. While we believe that ST will continue to provide us credit and other support, ST has no obligation to do so and the availability and amount of its support will depend on various factors, including our ability to raise funds without such support and the expenses relating to such fundraising.

         We also have contractual and other business relationships with ST and its affiliates and may engage in transactions from time to time that are material to us. Although the Audit Committee of our Board of Directors will review all material transactions between our company and ST, circumstances may arise in which the interests of ST and its affiliates could conflict with the interests of our other shareholders. Because ST and its affiliates own a significant portion of our ordinary shares, they could delay or prevent a change in control of our company, even if a transaction of that nature would be beneficial to our other shareholders. Our Articles of Association do not contain a provision requiring that ST and its affiliates own at least a majority of our ordinary shares. Please see "Item 13. Interest of Management in Certain Transactions" for additional information regarding our relationship with ST and its affiliates.

RISKS RELATED TO INVESTMENT IN A FOREIGN CORPORATION

WE OPERATE INTERNATIONALLY AND ARE THEREFORE AFFECTED BY PROBLEMS IN OTHER COUNTRIES.

         Our principal customers are located in the United States and Taiwan and our principal suppliers are located in the United States, Japan, Korea and Germany. As a result, we are affected by economic and political conditions in those countries, including:

     -  fluctuations in the value of currencies;

     -  changes in labor conditions;

     -  longer payment cycles;

     -  greater difficulty in collecting accounts receivable;

     -  burdens and costs of compliance with a variety of foreign laws;

     -  political and economic instability;

     -  increases in duties and taxation;

     - imposition of restrictions on currency conversion or the transfer of funds;

     -  limitations on imports or exports;

     -  expropriation of private enterprises; and

     - reversal of the current policies (including favorable tax and lending policies) encouraging foreign investment or foreign trade by our host countries.

         The geographical distances between Asia, the Americas and Europe also create a number of logistical and communications challenges. Although we have not experienced any serious harm in connection with our international operations, we cannot assure you that such problems will not arise in the future.

EXCHANGE RATE FLUCTUATIONS MAY AFFECT THE VALUE OF OUR ADSS OR ORDINARY SHARES.

         Our financial statements are prepared in U.S. dollars. Our net revenue is generally denominated in U.S. dollars and our operating expenses are generally incurred in U.S. dollars and Singapore dollars. Our capital expenditures are generally denominated in U.S. dollars, Japanese yen, Singapore dollars and other currencies. Although we hedge a portion of the resulting net foreign exchange position through the use of forward exchange contracts, we are still affected by fluctuations in exchange rates among the U.S. dollar, the Japanese yen, the Singapore dollar and other currencies. We are particularly affected by fluctuations in the exchange rate between the U.S. dollar and the Singapore dollar. For example, in 1999 substantially all of our revenue and approximately 72.5% of our cost of revenue were denominated in U.S. dollars. If the Singapore dollar strengthens against the U.S. dollar by 2.0%, our cost of revenue will increase by 0.6%. Likewise, if the Singapore dollar weakens against the U.S. dollar by 2.0%, our cost of revenue will decrease by 0.6%. Any significant fluctuation in exchange rates may harm our company. In addition, fluctuations in the exchange rate between the U.S. dollar and the Singapore dollar will affect the U.S. dollar value of our ordinary shares and ADSs, and the value of any cash dividends if paid in U.S. or Singapore dollars.

ECONOMIC CONDITIONS IN THE ASIA PACIFIC REGION MAY HAVE A NEGATIVE IMPACT ON OUR REVENUE.

         A significant portion of our revenue is derived from sales to customers whose semiconductors are used in products that are sold in Japan, Taiwan and other countries in East and Southeast Asia. In 1998, many countries in Asia experienced considerable currency volatility and depreciation, high interest rates and declining asset values. As a result, there was a general decline in business and consumer spending and a decrease in economic growth as compared with prior years. Although Singapore was not materially affected by these events, our results of operations in 1998 were affected by overall regional economic conditions because demand for semiconductor products generally rises as the overall level of economic activity increases and falls as activity decreases. Our results of operations in the future could be negatively impacted if the economic environment in these countries deteriorates.

OUR PUBLIC SHAREHOLDERS MAY HAVE MORE DIFFICULTY PROTECTING THEIR INTERESTS THAN THEY WOULD AS SHAREHOLDERS OF A U.S. CORPORATION.

         Our corporate affairs are governed by our Memorandum and Articles of Association and by the laws governing corporations incorporated in Singapore. The rights of our shareholders and the responsibilities of the members of our Board of Directors under Singapore law may be different from those applicable to a corporation incorporated in the United States. Therefore, our public shareholders may have more difficulty in protecting their interests in connection with actions taken by our management, members of our Board of Directors or our controlling shareholders than they would as shareholders of a corporation incorporated in the United States. For example, controlling shareholders in United States corporations are subject to fiduciary duties while controlling shareholders in Singapore corporations are not subject to such duties. Please see "-- Singapore Technologies controls our company and its interests may conflict with the interests of our other shareholders" for a discussion relating to our controlling shareholders, ST and its affiliates.

IT MAY BE DIFFICULT FOR YOU TO ENFORCE ANY JUDGMENT OBTAINED IN THE UNITED STATES AGAINST US OR OUR AFFILIATES.

         Our company is incorporated under the laws of the Republic of Singapore. Many of our directors and executive officers, and some of the experts named in this document, reside outside the United States. In addition, virtually all of our assets and the assets of those persons are located outside the United States. As a result, it may be difficult to enforce in or out of the United States any judgment obtained in the United States against us or any of these persons, including judgments based upon the civil liability provisions of the United States securities laws. In addition, in original actions brought in courts in jurisdictions located outside the United States, it may be difficult for investors to enforce liabilities based upon United States securities laws.

         We have been advised by Allen & Gledhill, our Singapore legal counsel, that judgments of U.S. courts based on the civil liability provisions of the federal securities laws of the United States are not enforceable in Singapore courts. Allen & Gledhill has also advised us that there is doubt as to whether Singapore courts will enter judgments in original actions brought in Singapore courts based solely upon the civil liability provisions of the federal securities laws of the United States.

SINGAPORE LAW CONTAINS PROVISIONS THAT COULD DISCOURAGE A TAKEOVER OF OUR
COMPANY.

         The Companies Act (Chapter 50) of Singapore and the Singapore Code on Takeovers and Mergers contain certain provisions that may delay, deter or prevent a future takeover or change in control of our company. Any person acquiring an interest, either on his or her own or together with parties acting in concert with him or her, in 25% or more of our voting shares must extend a takeover offer for the remaining voting shares in accordance with the Singapore Code on Takeovers and Mergers. A takeover offer is also required to be made if a person holding between 25% and 50% (both inclusive) of the voting rights (either on his or her own or together with parties acting in concert with him or her) acquires an additional 3% of our voting shares in any 12-month period. The preceding provisions may discourage or prevent certain types of transactions involving an actual or threatened change of control of our company. This may harm you because a transaction of that kind may allow you to sell your shares at a price above the prevailing market price.

RISKS RELATED TO OUR ADSS AND ORDINARY SHARES AND OUR TRADING MARKET

THE SINGAPORE SECURITIES MARKET IS RELATIVELY SMALL AND MORE VOLATILE THAN U.S. MARKETS AND MAY CAUSE THE MARKET PRICE OF OUR ADSS AND ORDINARY SHARES TO FLUCTUATE.

         The Singapore Exchange Securities Trading Limited, or the Singapore Exchange, is relatively small and more volatile than stock exchanges in the United States and certain other European countries. As of June 30, 1999, there were 308 Singapore companies listed on the Main Board of the Singapore Exchange and the aggregate market capitalization of listed equity securities of these companies was approximately US$226 billion. For the year ended December 31, 1998, the average daily equity trading value on the Singapore Exchange (including shares traded on the CLOB International trading system) was approximately US$229 million, with an annualized aggregate trading value of approximately US$57 billion. The relatively small market capitalization of, and trading volume on, the Singapore Exchange may cause the market price of securities of Singapore companies, including our ADSs and our ordinary shares, to fluctuate in both the domestic and the international markets.

YOUR VOTING RIGHTS WITH RESPECT TO THE ADSS ARE LIMITED BY THE TERMS OF THE DEPOSIT AGREEMENT FOR THE ADSS.

         Holders may exercise voting rights with respect to the ordinary shares represented by ADSs only in accordance with the provisions of the deposit agreement relating to the ADSs. There are no provisions under Singapore law or under our Articles of Association that limit ADS holders' ability to exercise their voting rights through the depositary with respect to the underlying ordinary shares. However, there are practical limitations upon the ability of ADS holders to exercise their voting rights due to the additional procedural steps involved in communicating with such holders. For example, our Articles of Association require us to notify our shareholders at least 14 days in advance of any annual general meeting unless a special resolution is to be passed at that meeting, in which case at least 21 days' notice must be given. Our ordinary shareholders will receive notice directly from us and will be able to exercise their voting rights by either attending the meeting in person or voting by proxy.

         ADS holders, by comparison, will not receive notice directly from us. Rather, in accordance with the deposit agreement, we will provide the notice to the depositary, which will in turn, as soon as practicable thereafter, mail to holders of ADSs:

     -  the notice of such meeting;

     -  voting instruction forms; and

     - a statement as to the manner in which instructions may be given by holders.

         To exercise their voting rights, ADS holders must then instruct the depositary how to vote their shares. Because of this extra procedural step involving the depositary, the process for exercising voting rights will take longer for ADS holders than for holders of ordinary shares. ADSs for which the depositary does not receive timely voting instructions will not be voted at any meeting.

         Except as described in this document, holders will not be able to exercise voting rights attaching to the ADSs.

YOUR ABILITY TO PARTICIPATE IN ANY RIGHTS OFFERING OF OUR COMPANY IS LIMITED.

         We may, from time to time, distribute rights to our shareholders, including rights to acquire securities under the deposit agreement relating to the ADSs. The depositary will not offer rights to holders unless both the rights and the securities to which such rights relate are either exempt from registration under the Securities Act or are registered under provisions of the Securities Act. However, we are under no obligation to file a registration statement with respect to any such rights or underlying securities or to endeavor to cause such a registration statement to be declared effective. Accordingly, holders of our ADSs may be unable to participate in rights offerings by us and may experience dilution of their holdings as a result.

THE MARKET PRICES OF OUR ADSS AND ORDINARY SHARES HAVE BEEN AND MAY CONTINUE TO BE HIGHLY VOLATILE.

         The market prices of our ADSs and ordinary shares have fluctuated widely and may continue to do so. For example, from our initial public offering in October 1999 through March 15, 2000, the trading price of our ADSs has ranged from a high of $101.75 per ADS to a low of $31.25 per ADS. During the same period, the trading price of our ordinary shares has ranged from a high of S$17.30 per ordinary share to a low of S$5.15 per ordinary share. Many factors could cause the market prices of our ADSs and ordinary shares to rise and fall. Some of these factors include:

     -  actual or anticipated variations in our quarterly operating results;

     -  announcements of technological innovations;

     - changes in estimates of our performance or recommendations by financial analysts;

     -  market conditions in the semiconductor industry and economy as a whole;

     -  introduction of new services by us or our competitors;

     - changes in market valuations of other foundries and semiconductor companies;

     - announcements by us or our competitors of significant acquisitions, strategic partnerships or joint ventures;

     -  additions or departures of key personnel; and

     -  other events or factors, many of which are beyond our control.

         The financial markets in the United States, Singapore and other countries have experienced significant price and volume fluctuations, and market prices of technology companies have been and continue to be extremely volatile. Volatility in the prices of our ADSs and ordinary shares may be caused by factors outside of our control and may be unrelated or disproportionate to our operating results. In the past, following periods of volatility in the market price of a public company's securities, securities class action litigation has often been instituted against that company. Such litigation could result in substantial costs and a diversion of our management's attention and resources.

THE FUTURE SALES OF SECURITIES BY OUR COMPANY OR EXISTING SHAREHOLDERS MAY HURT THE PRICE OF OUR ADSS AND OUR ORDINARY SHARES.

         The market price of our ADSs and ordinary shares could decline as a result of sales of a large number of ADSs or ordinary shares or the perception that such sales could occur. Such sales also might make it more difficult for us to sell ADSs or ordinary shares in the future at a time and at a price that we deem appropriate.

FORWARD-LOOKING STATEMENTS CONTAINED IN THIS DOCUMENT MAY NOT BE REALIZED

         This document contains forward-looking statements, as defined in the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements, including without limitation, statements relating to our capital expenditures, financings, production capacity, expansion plans and the construction and equipping of our new fabrication facility, reflect our current views with respect to future events and financial performance, and are subject to certain risks and uncertainties, which could cause actual results to differ materially from historical results or those anticipated. For example, changes in the market outlook, customer demands, availability of materials, equipment, manpower and timely regulatory approvals, as well as the availability of financings and the terms thereof, could affect our capital expenditures, financings, production capacity, expansion plans and the construction and equipping of our new fabrication facility. Although we believe the expectations reflected in such forward-looking statements are based upon reasonable assumptions, we can give no assurance that our expectations will be attained. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.


ITEM 2.  DESCRIPTION OF PROPERTY

         All of the fabrication facilities and our corporate offices are located in Singapore. Fab 1 is located on land leased from Technology Parks Pte Ltd, a private company wholly-owned by Jurong Town Corporation, or JTC, a statutory board established by the Government of Singapore to develop and manage industrial estates in Singapore. The lease runs until 2017 with a conditional option to extend for another 30 years. Fabs 2 and 3 and our corporate offices are located on land leased to ST by JTC. These leases run until 2024 with conditional options to extend for another 30 years. We have entered into sub-leases with ST for the entire term of the leases for Fabs 2 and 3. The sub-leases for Fab 2 and Fab 3 require us to make rental payments to ST at rates equal to the rent paid by ST to JTC for the subject land through 2006 for Fab 2 and 2024 for Fab 3.

         CSP leases the land on which Fab 6 is located from ST, which in turn leases it from JTC. The agreement provides for the land to be leased to ST until 2027, with a conditional option to extend for an additional 30 years. CSP makes rental payments to ST at rates equal to the rent paid by ST to JTC for the subject land through 2027. We expect ST to lease the land on which Fab 7 is being built from JTC and to sub-lease that land to us on terms similar to those of our other leases with ST.

         Please see "Item 1. Description of Business - Manufacturing Facilities" and "Item 1. Description of Business - Strategic Alliances" for a more detailed description of the Company's fabrication plants.

ITEM 3. LEGAL PROCEEDINGS

    We are not involved in any legal proceedings that we believe would be harmful to the Company.

ITEM 4. CONTROL OF REGISTRANT

         The following table sets forth certain information with respect to the beneficial ownership of our ordinary shares as of March 15, 2000, based on an aggregate of 1,280,512,723 ordinary shares outstanding as of such date by:

     - each person or group of affiliated persons who is known by us to beneficially own 10% or more of our ordinary shares;

     -  each of our directors and our chief executive officer; and

     -  all of our directors and executive officers as a group.

                                                                 ORDINARY SHARES
                                                               BENEFICIALLY OWNED(1)
10% SHAREHOLDERS, DIRECTORS AND                              -----------------------
EXECUTIVE OFFICERS AS A GROUP(2)                                NUMBER       PERCENT
--------------------------------                             ------------    -------
Singapore Technologies Pte Ltd(3).......................      499,116,152    39.0%
Singapore Technologies Semiconductors Pte Ltd(3).......       398,518,228    31.1%
Ho Ching................................................           40,000      *
Lim Ming Seong..........................................                0      *
Barry Waite.............................................        4,176,000      *
Sum Soon Lim............................................          247,001      *
James H. Van Tassel.....................................          131,929      *
Aubrey C. Tobey.........................................           46,968      *
Robert E. La Blanc......................................           45,168      *
Andre Borrel............................................           40,168      *
Charles E. Thompson.....................................           60,168      *
Koh Beng Seng...........................................           41,600      *
Tsugio Makimoto.........................................            4,000      *
Premod Paul Thomas......................................           18,000      *
Liow Voon Kheng.........................................            4,000      *
All directors and executive officers as a group
  (22 persons)..........................................        7,118,709      *

----------

*     Less than 1% of total.

(1) Gives effect to the ordinary shares issuable within 60 days of March 15, 2000 upon the exercise of all options and other rights beneficially owned by the indicated shareholders on that date. Beneficial ownership is determined in accordance with the rules of the SEC and includes voting and investment power with respect to ordinary shares. Unless otherwise indicated, the persons named in the table have sole voting and sole investment control with respect to all ordinary shares beneficially owned.

(2) The number of ordinary shares listed in this table includes ordinary shares held directly or in the form of ADSs.

(3) As of December 31, 1999, Temasek Holdings (Private) Limited, the principal holding company of the Government of Singapore, owned 78.3% of Singapore Technologies Pte Ltd, or ST, and 100% of Singapore Technologies Holdings Pte Ltd, or ST Holdings. ST Holdings owned 21.7% of ST which, in turn, owns 100% of Singapore Technologies Semiconductors Pte Ltd, or ST Semiconductors. Temasek may be deemed to beneficially own the shares directly owned by ST and ST Semiconductors because it is the parent of ST and ST Holdings.

      Please see "Item 1. Description of Business -- Risk Factors -- Singapore Technologies controls our company and its interests may conflict with the interests of our other shareholders" and "Item 13. Interest of management in certain transactions" for a discussion relating to our controlling shareholders, ST and its affiliates.

ITEM 5. NATURE OF TRADING MARKET

PRICE RANGE OF OUR ADSS AND ORDINARY SHARES

         The following table sets forth, for the periods indicated, the high and low last reported sales prices per ADS and ordinary share since trading on October 29, 1999 as furnished by the Nasdaq National Market, or Nasdaq, and the Singapore Exchange. The initial public offering price of our ADSs on October 29, 1999 was $20.00 per ADS and S$3.344 per ordinary share.

              PRICE RANGE FOR ADSS QUOTED ON NASDAQ NATIONAL MARKET

                                                         HIGH              LOW
                                                        -------           ------
October 29 through December 31, 1999                    $ 73.00           $31.25
January 1 through March 15, 2000                        $101.75           $59.50

          PRICE RANGE FOR ORDINARY SHARES LISTED ON SINGAPORE EXCHANGE

                                                         HIGH              LOW
                                                        -------           ------
November 1 through December 31, 1999                    S$10.10           S$5.15
January 1 through March 15, 2000                        S$17.30           S$9.95

         The last reported sale price of the ADSs as quoted on Nasdaq on March 15, 2000 was $101.75 per ADS. The last reported sale price of the ordinary shares as quoted on the Singapore Exchange on March 15, 2000 was S$17.30 per ordinary share.

         Please see "Item 1. Description of Business -- Risk Factors -- Risks related to our ADSs and ordinary shares and our trading market" regarding the nature of the trading market for our ADSs and ordinary shares.

ITEM 6.  EXCHANGE CONTROLS AND OTHER LIMITATIONS AFFECTING SECURITY HOLDERS.

         Currently, no exchange control restrictions exist in Singapore. There are no provisions under Singapore law or under our Articles of Association that limit our ADS holders' ability to exercise their voting rights. However, under the deposit agreement for the ADSs, there may be practical limitations upon the ability of our ADS holders to exercise their voting rights. Please see "Item 1. Description of Business -- Risk Factors -- Your voting rights with respect to the ADSs are limited by the terms of the deposit agreement for the ADSs" regarding the practical limitations applicable to holders of our ADSs with respect to voting rights.

ITEM 7.  TAXATION

SINGAPORE TAXATION

         The following discussion describes the material Singapore income tax, stamp duty and estate duty consequences of the purchase, ownership and disposal of the ordinary shares or ADSs (collectively the "securities") to a holder of the securities that is not resident in Singapore. This discussion does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a decision to purchase, own or dispose of the securities and does not purport to deal with the tax consequences applicable to all categories of investors.

         This discussion is based on tax laws in effect in Singapore and on administrative and judicial interpretations of these tax laws, as of the date of this document, all of which are subject to change, possibly on a retroactive basis.

INCOME TAX

         General. Non-resident corporate taxpayers are subject to income tax on income that is accrued in or derived from Singapore, and on foreign income received in Singapore, subject to certain exceptions. A non-resident individual is subject to income tax on the income accrued in or derived from Singapore.

         Subject to the provisions of any applicable double taxation treaty, non-resident taxpayers who derive certain types of income from Singapore are subject to a withholding tax on that income at a rate of 26% for income earned through 1999 (and 25.5% for income earned thereafter), or generally 15% in the case of interest, royalty and rental of movable equipment.

         A corporation will be regarded as being resident in Singapore if the control and management of its business is exercised there (for example, if the corporation's board of directors meets and conducts the business of the corporation in Singapore). An individual will be regarded as being resident in Singapore in a year of assessment if, in the preceding year, he or she was physically present in Singapore or exercised an employment in Singapore (other than as a director of a company) for 183 days or more, or if he or she resides in Singapore.

         Dividend Distributions. If we pay dividends on the ordinary shares or ADSs out of the tax exempt income received because of our pioneer status or out of our income subject to a concessionary tax rate, if any, such dividends will be free of Singapore tax in the hands of the holders of the ordinary shares and ADSs. Please see "Item 9. Management's Discussion and Analysis of Financial Condition and Results of Operation -- Special Tax Status" for a discussion of our pioneer status.

         Where the dividend is declared out of the above tax exempt income or income subject to tax at a concessionary rate, we would have to obtain agreement from the Inland Revenue Authority of Singapore confirming the amount of income available for distribution of tax exempt dividends. Before this agreement has been obtained, the Comptroller of Income Tax in Singapore may issue a provisional assessment of our tax exempt income, and we will be able to distribute tax exempt dividends based on this provisional assessment. Exempt dividends paid by us in excess of our finalized tax exempt income will be deemed distributed out of our ordinary income and will be subject to the treatment outlined below.

         We pay tax on our non-tax exempt income at the applicable corporate tax rate, which was 26% for income earned through 1999 and which is currently 25.5% for income earned in 2000 onward. This tax paid by us is in effect imputed to, and deemed paid on behalf of, our shareholders. Thus, if we pay dividends on our ordinary shares out of our non-tax exempt income, our shareholders receive the dividends net of the tax paid by us. Dividends received by either a resident or non-resident of Singapore are not subject to withholding tax. Shareholders are taxed in Singapore on the gross amount of dividends, which is the cash amount of the dividend plus an amount normally equivalent to the corporate income tax rate paid by us on the dividend. The tax paid by us effectively becomes available to shareholders as a tax credit to offset the Singapore income tax liability on their overall income, including the gross amount of dividends.

         A non-resident shareholder is effectively taxed on non-tax exempt dividends at the corporate income tax rate. Thus, because tax deducted from the dividend and paid by us at the corporate income tax rate is in effect imputed to, and deemed paid on behalf of, our shareholders (as discussed in the preceding paragraph), no further Singapore income tax will be imposed on the net dividend received by a non-resident holder of ordinary shares or ADSs. Further, the non-resident shareholder will normally not receive any tax refund from the Inland Revenue Authority of Singapore.

         No comprehensive tax treaty currently exists between Singapore and the United States.

         Gains on Disposal of the Ordinary Shares or ADSs. Singapore does not impose tax on capital gains. However, gains or profits may be construed to be of an income nature and subject to tax, especially if they arise from activities which the Inland Revenue Authority of Singapore regards as the carrying on of a trade in Singapore, or if they are short-term gains from the sale of real property or shares in unlisted companies with substantial real property or real property-related assets in Singapore. Thus, any gains or profits from the disposal of the ordinary shares or ADSs are not taxable in Singapore unless the seller is regarded as carrying on a trade in securities in Singapore, in which case the disposal profits would be taxable as trading profits rather than capital gains.

STAMP DUTY

         There is no stamp duty payable in respect of the issuance and holding of new ordinary shares or ADSs. Where existing ordinary shares or ADSs evidenced in certificated form are acquired in Singapore, stamp duty is payable on the instrument of transfer of the ordinary shares or ADSs at the rate of S$2.00 for every S$1,000 of the consideration for, or market value of, the ordinary shares or ADSs, whichever is higher. The stamp duty is borne by the purchaser unless there is an agreement to the contrary. Where an instrument of transfer is executed outside Singapore or no instrument of transfer is executed, no stamp duty is payable on the acquisition of existing ordinary shares or ADSs. Stamp duty may be payable if the instrument of transfer is received in Singapore.

ESTATE DUTY

         In the case of an individual who is not domiciled in Singapore, Singapore estate duty is imposed on the value of most movable and immovable properties situated in Singapore. Thus, an individual holder of the ordinary shares who is not domiciled in Singapore at the time of his or her death will be subject to Singapore estate duty on the value of any ordinary shares held by the individual upon the individual's death. Such a shareholder will be required to pay Singapore estate duty to the extent that the value of the ordinary shares, and any other assets subject to Singapore estate duty, exceeds S$600,000. Unless other exemptions apply to the other assets (for example, the separate exemption limit for residential properties), any excess will be taxed at a rate equal to 5% on the first S$12 million of the individual's Singapore chargeable assets and thereafter at a rate equal to 10%. However, an individual who holds ADSs and is not domiciled in Singapore at the time of his or her death should not be subject to Singapore estate tax duty on such ADSs because such ADSs are registered outside Singapore and hence should not be considered as movable properties in Singapore.

         Prospective purchasers or ordinary shares or ADSs who are individuals, whether or not domiciled in Singapore, should consult their own tax advisors regarding the Singapore estate duty consequences of their investment.

UNITED STATES FEDERAL TAXATION

         The following is a summary of the material U.S. federal income and estate tax consequences that may be relevant to a U.S. holder with respect to the acquisition, ownership and disposition of ordinary shares or ADSs. For purposes of this summary, a "U.S. holder" includes the following:

     - citizens or residents of the United States for United States federal income tax purposes,

     - corporations or other entities created or organized under the laws of the United States or of any political subdivision thereof,

     - persons otherwise subject to United States federal income taxation on their worldwide income regardless of its source,

     - estates the income of which is subject to United States federal income taxation regardless of source,

     - any trust the administration of which is subject to the primary supervision of a United States court and which has one or more United States persons who have the authority to control all substantial decisions of the trust, or, if the trust was in existence on August 20, 1996, has elected to continue to be treated as a United States person, or

     - any other person that is subject to U.S. federal income tax on a net income basis in respect of an investment in ordinary shares or ADSs.

         This summary deals only with ordinary shares and ADSs held as capital assets (within the meaning of section 1221 of the Internal Revenue Code of 1986, as amended (the "Code")) and does not address the tax consequences applicable to holders that may be subject to special tax rules, including without limitation financial institutions, insurance companies, regulated investment companies, dealers in securities or currencies, persons holding ordinary shares or ADSs as a hedge against currency risks or as a position in a "straddle" or "conversion transaction" or other integrated investment transaction for tax purposes, persons whose "functional currency" is not the U.S. dollar, or holders of 10% or more, by voting power or value, of the stock of our company. It also does not deal with holders other than original purchasers (except where otherwise specifically noted). This summary is based upon the Code, existing temporary and proposed Treasury Regulations, Internal Revenue Service ("IRS") rulings and judicial decisions as now in effect and as currently interpreted and does not take into account possible changes in such tax laws or interpretations, any of which may be applied retroactively and could affect the tax consequences described below. This summary further is based in part on the assumption that each obligation in the deposit agreement and any related agreement will be performed in accordance with its terms.

         EACH PROSPECTIVE PURCHASER SHOULD CONSULT A TAX ADVISOR WITH RESPECT TO THE U.S. FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES OF ACQUIRING, OWNING OR DISPOSING OF ORDINARY SHARES OR ADSs.

OWNERSHIP OF ADSs

         For U.S. federal income tax purposes, U.S. holders of ADSs will be treated as the owners of the ordinary shares represented by such ADSs.

DIVIDENDS

         Distributions of cash or property (other than ordinary shares, if any, distributed pro rata to all shareholders of our company, including holders of
ADSs) with respect to ordinary shares will be included in income by a U.S. holder as foreign source dividend income at the time of receipt, which in the case of a U.S. holder of ADSs generally will be the date of receipt by the depositary, to the extent such distributions are made from the current and accumulated earnings and profits of our company. Such dividends will not be eligible for the dividends received deduction generally allowed to corporate U.S. holders. To the extent, if any, that the amount of any distribution by our company exceeds our company's current and accumulated earnings and profits as determined under U.S. federal income tax principles, it will be treated first as a tax-free return of the U.S. holder's tax basis in the ordinary shares or ADSs and thereafter as capital gain.

         A U.S. holder will not be eligible for a foreign tax credit against its U.S. federal income tax liability for Singapore dividend distribution taxes paid by our company. U.S. holders should be aware that dividends paid by our company generally will constitute "passive income" or, in the case of certain U.S. holders, "financial services income" for purposes of the foreign tax credit.

         If dividends are paid in Singapore dollars, the amount of the dividend distribution includible in the income of a U.S. holder will be the U.S. dollar value of the payments made in Singapore dollars, determined at a spot exchange rate between Singapore dollars and U.S. dollars on the date such dividend is includible in the income of the U.S. holder, regardless of whether the payment is in fact converted into U.S. dollars. Generally, gain or loss, if any, resulting from currency exchange fluctuations during the period from the date the dividend is paid to the date such payment is converted into U.S. dollars will be treated as ordinary income or loss.

         Sale or exchange of ordinary shares or ADSs. A U.S. holder generally will recognize gain or loss on the sale or exchange of ordinary shares or ADSs equal to the difference between the amount realized on such sale or exchange and the U.S. holder's tax basis in the ordinary shares or ADSs, as the case may be. Such gain or loss will be capital gain or loss, and will be long-term capital gain or loss if the ordinary shares or ADSs, as the case may be, were held for more than one year. Gain or loss, if any, recognized by a U.S. holder generally will be treated as U.S. source passive income or loss for U.S. foreign tax credit purposes.

ESTATE TAXES

         An individual shareholder who is a citizen or resident of the United States for U.S. federal estate tax purposes will have the value of the ordinary shares or ADSs owned by such holder included in his or her gross estate for U.S. federal estate tax purposes. An individual holder who actually pays Singapore estate tax with respect to the ordinary shares or ADSs will, however, be entitled to credit the amount of such tax against his or her U.S. federal estate tax liability, subject to certain conditions and limitations.

BACKUP WITHHOLDING TAX AND INFORMATION REPORTING REQUIREMENTS

         In general, information reporting requirements will apply to payments of dividends in respect of the ordinary shares or ADSs or the proceeds received on the sale, exchange or redemption of the ordinary shares or ADSs by a paying agent within the United States to a non-corporate (or other exempt) U.S. holder, and a 31 percent backup withholding tax may apply to such amounts if the U.S. holder fails to provide an accurate taxpayer identification number to the paying agent. Amounts withheld as backup withholding will be creditable against the U.S. holder's United States federal income tax liability.

         The above summary is not intended to constitute a complete analysis of all tax consequences relating to ownership of ordinary shares or ADSs. You should consult your tax advisor concerning the tax consequences of your particular situation.

ITEM 8.  SELECTED FINANCIAL DATA

         You should read the following selected financial data in conjunction with our consolidated financial statements and the related notes and "Item 9. Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this document. The selected financial data as of December 31, 1995, 1996 and 1997 and for the years ended December 31, 1995 and 1996 are derived from our audited financial statements, however, we have not included our audited financial statements for those periods in this document. The selected financial data as of December 31, 1998 and 1999 and for the years ended December 31, 1997, 1998 and 1999 are derived from our audited financial statements included elsewhere in this document which have been audited by KPMG, independent accountants. Our financial statements are prepared in accordance with U.S. GAAP.

                                                                        YEAR ENDED DECEMBER 31,
                                                 --------------------------------------------------------------------
                                                    1995         1996(1)        1997       1998(2)(3)     1999(4)(5)
                                                 ----------    ----------    ----------    ----------    ------------
                                                               (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
Net revenue ..................................   $  287,026    $  406,936    $  379,761    $  422,622     $  694,258
Cost of revenue ..............................      187,168       289,435       368,521       439,668        527,023
                                                 ----------    ----------    ----------    ----------     ----------
Gross profit (loss) ..........................       99,858       117,501        11,240       (17,046)       167,235
                                                 ----------    ----------    ----------    ----------     ----------
Operating expenses:
   Research and development ..................        9,069        13,018        26,553        43,419         58,894
   Fab start-up costs ........................       11,236        13,132        10,908         1,455          8,442
   Sales and marketing .......................        5,550        16,233        20,184        31,872         34,359
   General and administrative ................       20,097        32,615        30,144        37,389         44,619
   Costs incurred on termination of
     development program......................           --            --            --        31,776          6,500

   Stock-based compensation ..................        2,799           332         2,024        (2,780)        20,094
                                                 ----------    ----------    ----------    ----------     ----------
     Total operating expenses ................       48,751        75,330        89,813       143,131        172,908
                                                 ----------    ----------    ----------    ----------     ----------
Operating income (loss) ......................       51,107        42,171       (78,573)     (160,177)        (5,673)
Other income (expense):
   Equity in loss of CSP .....................           --            --        (1,272)       (5,577)        (9,528)
   Equity in loss of SMP .....................           --            --            --       (14,857)       (23,282)
   Other income ..............................        2,982         3,850         4,860         4,680          5,739
   Interest income ...........................        2,944           973           179         1,690          6,733
   Interest expense ..........................       (1,297)       (1,144)      (12,782)      (20,137)       (17,822)
   Exchange gain (loss) ......................          (22)        1,963       (31,678)        5,237          5,862
                                                 ----------    ----------    ----------    ----------     ----------
Income (loss) before income taxes ............       55,714        47,813      (119,266)     (189,141)       (37,971)
Income tax expense ...........................         (832)         (337)         (355)         (865)        (2,131)
                                                 ----------    ----------    ----------    ----------     ----------
Income (loss) before minority interest .......       54,882        47,476      (119,621)     (190,006)       (40,102)
Minority interest in loss of CSP .............           --            --            --            --          7,483
                                                 ----------    ----------    ----------    ----------     ----------
Net income (loss) ............................   $   54,882    $   47,476    $ (119,621)   $ (190,006)    $  (32,619)
                                                 ==========    ==========    ==========    ==========     ==========
Net income (loss) per ordinary share:
   Basic .....................................   $     0.13    $     0.10    $    (0.24)   $    (0.24)    $    (0.03)
                                                 ==========    ==========    ==========    ==========     ==========
   Diluted ...................................   $     0.13    $     0.10    $    (0.24)   $    (0.24)    $    (0.03)
                                                 ==========    ==========    ==========    ==========     ==========
Shares used in per ordinary share calculation:
   Basic .....................................      418,661       488,296       490,407       784,541      1,035,181
   Diluted ...................................      418,661       488,824       490,407       784,541      1,035,181
Net income (loss) per ADS:
   Basic .....................................   $     1.31    $     0.97    $    (2.44)   $    (2.42)    $    (0.32)
                                                 ==========    ==========    ==========    ==========     ==========
   Diluted ...................................   $     1.31    $     0.97    $    (2.44)   $    (2.42)    $    (0.32)
                                                 ==========    ==========    ==========    ==========     ==========
ADSs used in per ADS calculation:
   Basic .....................................       41,866        48,830        49,041        78,454        103,518
   Diluted ...................................       41,866        48,882        49,041        78,454        103,518

                                                                         AS OF DECEMBER 31,
                                                 -------------------------------------------------------------------
                                                    1995          1996          1997           1998         1999
                                                 ----------    ----------    ----------    ----------     ----------
                                                                         (IN THOUSANDS)
BALANCE SHEET DATA:
Cash and cash equivalents ...................... $   41,925    $    7,064    $   23,785    $   99,619     $  544,996
Working capital (deficit) ......................    (29,917)     (173,937)     (328,927)       13,099        294,562
Total assets ...................................    618,043     1,035,561     1,278,968     1,321,510      2,132,908
Short-term borrowings and current portion
   of long-term debt............................     28,456        29,155        10,591        52,128        119,991


                                                                              AS OF DECEMBER 31,
                                                   ---------------------------------------------------------------------
                                                      1995           1996            1997           1998         1999
                                                   ----------    ------------    ------------    ----------   ----------
                                                                                (IN THOUSANDS)
Current installments of obligations under
   capital leases ..............................        3,620           3,842           4,078         4,329        5,767
Obligations under capital leases, excluding ....       25,665          21,823          17,745        13,414        7,822
   current installments
Other long-term debt ...........................       16,961          65,934         273,008       419,545      423,668
Shareholders' equity ...........................      377,609         489,237         310,806       601,246    1,141,750

-----------

(1) In 1996, gross profit and operating income included $23.2 million relating to a reduction in accrued liabilities for a change in estimate of cost to obtain certain licenses.

(2) Effective July 1, 1998, we changed our functional currency from the Singapore dollar to the U.S. dollar.

(3) In 1998, we recorded a charge of $31.8 million relating to the write-down of equipment in connection with the termination of a development program.

(4) In 1999, we recorded a charge of $6.5 million in connection with the termination of a development program.

(5)   CSP was treated as a consolidated subsidiary from October 1, 1999 forward.

EXCHANGE RATES

         Fluctuations in the exchange rate between the Singapore dollar and the U.S. dollar will affect the U.S. dollar equivalent of the Singapore dollar price of the ordinary shares on the Singapore Exchange and, as a result, are expected to affect the market price of ADSs. These fluctuations will also affect the U.S. dollar conversion by the depositary of any cash dividends paid in Singapore dollars on the ordinary shares represented by ADSs or any other distribution received by the depositary in connection with the payment of dividends on the ordinary shares. Currently, there are no restrictions in Singapore on the conversion of Singapore dollars into U.S. dollars and vice versa.

         The following table sets forth, for the fiscal years indicated, information concerning the exchange rates between Singapore dollars and U.S. dollars based on the average of the noon buying rate in the City of New York on the last business day of each month during the period for cable transfers in Singapore dollars as certified for customs purposes by the Federal Reserve Bank of New York. The table illustrates how many Singapore dollars it would take to buy one U.S. dollar.

                                    SINGAPORE DOLLARS PER UNITED STATES $1.00
                                                NOON BUYING RATE
                                    -----------------------------------------
FISCAL YEAR ENDED DECEMBER 31,      AVERAGE(1)    LOW     HIGH     PERIOD END
------------------------------      ----------    ---     ----     ----------
1994 .........................         1.53       1.46    1.61        1.46
1995 .........................         1.42       1.39    1.47        1.42
1996 .........................         1.41       1.40    1.43        1.40
1997 .........................         1.49       1.40    1.71        1.61
1998 .........................         1.67       1.58    1.80        1.65
1999 .........................         1.70       1.66    1.74        1.67
2000 (through March 15) ......         1.71       1.65    1.72        1.72

----------

(1) The average of the daily Noon Buying Rates on the last business day of each month during the year.

         Unless we indicate otherwise, all translations from Singapore dollars to U.S. dollars contained in this document have been based on the noon buying rate in the City of New York on December 31, 1999 for cable transfers in Singapore dollars as certified for customs purposes by the Federal Reserve Bank of New York. The noon buying rate on December 31, 1999 was S$1.67 per $1.00

DIVIDEND POLICY

         In December 1995 and January 1997, we paid a cash dividend on our ordinary shares in an amount equivalent to US$87,000 and US$93,000, respectively, for the purpose of qualifying our ordinary shares as "trustee stock" eligible for investment by account holders of the Central Provident Fund, a mandatory employee pension plan administered by the Government of Singapore. Except for these dividends, we have not, since our inception, declared or paid any cash dividends on our ordinary shares. We do not currently anticipate paying any cash dividends in 2000. We may, by ordinary resolution, declare dividends at a general meeting, but we may not pay dividends in excess of the amount recommended by our Board of Directors. Our Board of Directors may also declare interim dividends without seeking shareholder approval. We must pay all dividends out of our profits or pursuant to Section 69 of the Companies Act of Singapore. In making its recommendation, our Board of Directors will consider, among other things, our future earnings, operations, capital requirements and general financial condition, as well as general business conditions and other factors which our Board of Directors may determine are appropriate. Some of our loan agreements restrict the payment of dividends without the consent of the lender. We currently intend to retain future earnings, if any, to finance expansion of our business.

ITEM 9. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

         The following discussion of our financial condition and results of operations should be read in conjunction with the consolidated financial statements and the related notes included elsewhere in this document. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results may differ significantly from those projected in the forward-looking statements. Factors that might cause future results to differ significantly from those projected in the forward-looking statements include, but are not limited to, those discussed below and elsewhere in this document particularly in the cautionary risk factors described in Item 1 above.

OVERVIEW

         Chartered is one of the world's leading independent semiconductor foundries. We provide comprehensive wafer fabrication services and technologies to semiconductor suppliers and manufacturers of electronic systems. We currently own, or have an interest in, five fabrication facilities, all of which are located in Singapore. We are currently in the process of constructing a sixth fabrication facility in Singapore. Fabs 1, 2 and 3 are wholly-owned by our company. Fab 5 is operated by SMP, of which we hold a 49% equity interest and account for as a minority equity interest. Fab 6 is owned and will be operated by CSP, of which we own a 51% equity interest and account for as a consolidated subsidiary. Fab 7, which is wholly-owned by our company, is in the design and initial construction phase.

         U.S. GAAP generally requires consolidation of all majority owned (greater than 50%) subsidiaries. However, as a result of certain provisions that were contained in our strategic alliance agreement with respect to CSP, the minority shareholders of CSP were deemed to have substantive participative rights which overcame the presumption that we should consolidate CSP. Therefore, CSP had been historically accounted for under the equity method in our financial statements. As a result of an amendment to the strategic alliance agreement, we have treated CSP as a consolidated subsidiary from October 1, 1999 forward. Please see "Item 1. Business -- Strategic Alliances -- Chartered Silicon Partners" for a discussion of this amendment.

         As of March 15, 2000 we were 70.1% owned by ST and its affiliates. We have a service agreement with ST pursuant to which we currently pay ST an annual management fee for certain management and corporate support services based on a service based fee arrangement.

         According to the World Semiconductor Trade Statistics, the traditional long-term growth rate for the worldwide semiconductor industry has been more than 15%. However, the semiconductor industry is highly cyclical. Fabs can take several years to plan, construct and begin operations. Therefore, during periods of favorable market conditions, semiconductor manufacturers often begin building new fabs in response to anticipated demand growth for semiconductors. In addition, upon operation, fabs increase production volumes rapidly. As a result, large amounts of semiconductor manufacturing capacity typically become available during the same time period. Absent growth in demand, this sudden increase in supply results in semiconductor manufacturing overcapacity, which leads to sharp drops in semiconductor prices.

         From 1996 through the second quarter of 1998, a number of sectors of the semiconductor industry were in a state of overcapacity resulting in sharp declines in the average selling price of semiconductor wafers and completed semiconductor devices. However, since the third quarter of 1998, global semiconductor demand has been growing at an accelerated pace.

         Semiconductor manufacturing is very capital intensive in nature. A high percentage of the cost of a fab is fixed, therefore increases or decreases in capacity utilization rates can have a significant effect on profitability. The unit cost of wafer fabrication generally decreases as fixed charges, such as depreciation expense on the facility and semiconductor manufacturing equipment, are allocated over a larger number of units produced.

         Because the price of wafers varies significantly, the mix of wafers produced affects revenue and profitability. The value of a wafer is determined by the complexity of the device on the wafer. Production of devices with higher level functionality and greater system-level integration requires more manufacturing steps and commands higher wafer prices.

         Because prices for wafers of a given level of technology decline over the product life cycle, a fab must continue to migrate to increasingly sophisticated technologies to maintain the same level of profitability. This requires continuous capital investment.

         In our first two fabs, we initially focused on manufacturing semiconductor wafers for the computer industry. Production commenced in Fab 1 in 1989 and in Fab 2 in 1995. We achieved profitability in 1993 and continued to increase our profitability through the first half of 1996. Conditions in the semiconductor industry began to deteriorate in the second half of 1996. At the same time, our capacity utilization declined from 90.7% in the first half of 1996 to 57.2% in the second half of 1996 and average selling price per wafer declined significantly. Consistent with our long-term view of the growth of the semiconductor industry, we continued to invest in new process technologies and the expansion of our manufacturing capacity. During 1997, Fab 3 commenced production and we entered into strategic alliances to form CSP and SMP. Because we begin amortizing the capitalized costs associated with a new fab as soon as the fab commences operation, we incur large depreciation expenses related to the fab prior to the time the fab reaches volume production. In addition, we expense all non-capitalized costs as incurred related to the start-up of the fab such as personnel training costs and payroll and employee related costs.

         Our production generally begins upon receipt of purchase orders from our customers. Some of our customers are entitled to a discount on a fixed number of wafers per period. Sales subject to these discounts were approximately 17% of total revenue in 1999.

         Our 1999 share option plan is accounted for as a fixed option plan. Reported share compensation expense represents the difference between the exercise price of employee share option grants and the deemed fair value of our ordinary shares at the date of the grant, amortized over the vesting period of the applicable options.

         Effective July 1, 1998, we changed our functional currency from the Singapore dollar to the U.S. dollar. Significant changes in economic facts necessitated this change in functional currency. These changes included increased financing in U.S. dollars along with increasing sales to companies based outside of Singapore, principally in the United States. In addition, there continues to be less financial dependence by us on our parent.

         The change in functional currency was recognized through the translation of Singapore dollar amounts of our non-monetary assets, principally property, plant and equipment at June 30, 1998, to U.S. dollars on July 1, 1998 with those U.S. dollar amounts becoming the accounting basis for those assets at July 1, 1998 and for subsequent periods. The $52.7 million cumulative translation adjustment at July 1, 1998 in shareholders' equity prior to the change remains as a separate component of accumulated comprehensive income. Please see note 2(e) to our consolidated financial statements for additional information regarding our change in functional currency.

         We expect that a significant change to the rate of inflation and the changing prices of our equipment and materials may affect our cost of operations and impact our net income. For the years ended December 31, 1997, 1998 and 1999, we believe that changes in inflation did not have a material impact on our cost of operations or net income.

RESULTS OF OPERATIONS

         The following table sets forth certain operating data as a percentage of net revenue for the periods indicated:

                                                               YEAR ENDED DECEMBER 31,
                                                           ------------------------------
                                                            1997        1998        1999
                                                           ------      ------      ------
Net revenue ...........................................     100.0%      100.0%      100.0%
Cost of revenue .......................................      97.0       104.0        75.9
                                                           ------      ------      ------
Gross profit (loss) ...................................       3.0        (4.0)       24.1
                                                           ------      ------      ------
Operating expenses:
   Research and development ...........................       7.0        10.3         8.5
   Fab start-up costs .................................       2.9         0.3         1.2
   Sales and marketing ................................       5.3         7.5         4.9
   General and administrative .........................       7.9         8.8         6.4
   Costs incurred on termination of development
     program ..........................................        --         7.5         0.9
   Stock-based compensation ...........................       0.5        (0.7)        2.9
                                                           ------      ------      ------
      Total operating expenses ........................      23.6        33.7        24.8
                                                           ------      ------      ------
Operating loss ........................................     (20.6)      (37.7)       (0.7)
Other income (expense):
   Equity in loss of CSP ..............................      (0.3)       (1.3)       (1.4)
   Equity in loss of SMP ..............................        --        (3.5)       (3.4)
   Other income .......................................       1.3         1.1         0.8
   Interest income ....................................        --         0.4         1.0
   Interest expense ...................................      (3.4)       (4.8)       (2.6)
   Exchange gain (loss) ...............................      (8.3)        1.2         0.8
                                                           ------      ------      ------
Loss before income taxes ..............................     (31.3)      (44.6)       (5.5)
Income tax expense ....................................      (0.1)       (0.2)       (0.3)
                                                           ------      ------      ------
Loss before minority interest .........................     (31.4)      (44.8)       (5.8)
Minority interest in loss of CSP ......................        --          --         1.1
                                                           ------      ------      ------
Net loss ..............................................     (31.4)%     (44.8)%      (4.7)%
                                                           ======      ======      ======

YEARS ENDED DECEMBER 31, 1998 AND DECEMBER 31, 1999

         Net Revenue. We generate revenue primarily from fabricating semiconductor wafers. In addition, we derive revenue from associated subcontracted assembly and test services. Revenue is recognized upon shipment of goods to our customers. Substantially all revenue is in U.S. dollars. Net revenue increased 64.3% from $422.6 million in 1998 to $694.3 million in 1999. The higher revenue was due to improved customer demand led by the U.S. region which increased $211.8 million to $477.2 million in 1999, and the addition of new customers in Europe, our fastest growing region, which increased $82.2 million to $89.1 million in 1999.

         The combined factors of new customers and increased wafer demand spurred wafer shipments from 439,700 in 1998 to 695,300 in 1999, an increase of 255,600, or 58.1%. The improvement in average selling prices also contributed to net revenue improvement. Average selling prices increased by 4% from $961 per wafer in 1998 to $999 per wafer in 1999. Adjusted to exclude the print-head business that was terminated in 1998, average selling prices increased 2% from 1998 to 1999. The average selling price improvement was mainly due to shipment of wafers with higher mix of advanced technology.

         Cost of revenue and gross profit (loss). Cost of revenue includes depreciation expense, attributed overhead, cost of materials and subcontracted expenses for assembly and test services. Cost of revenue increased 19.9% from $439.7 million in 1998 to $527.0 million in 1999, principally due to the increase in production volumes. The increase in the number of wafers produced resulted in a 24.2% decrease in average cost per wafer from $1,000 in 1998 to $758 in 1999. As a result of higher volume of shipments and improved capacity utilization, gross profit for

1999 improved to $167.2 million, or 24.1% of net revenue, from gross loss of $17.0 million, or negative 4.0% of net revenue, in 1998.

         Research and development expenses. Research and development expenses consist primarily of salaries and benefits for research and development personnel, depreciation of research and development equipment and material expenses for development wafers. Research and development expenses increased by 35.6% from $43.4 million in 1998 to $58.9 million in 1999. The increase was due principally to expenses for the development of 0.25u and 0.18u process technologies, as well as other advanced processes.

         Fab start-up costs. Fab start-up costs constitute all expenses (other than capitalized interest related to acquisition or construction of property, plant and equipment) in connection with the establishment of new fabs and operations. As a result of the amendment to the strategic alliance agreement with Agilent Technologies Europe B.V. and EDB Investments Pte Ltd, the Company has treated CSP as a consolidated subsidiary from October 1, 1999 forward. The fab start-up costs for 1998 were due primarily to start-up activities for print head operations (since terminated) and for 1999 were related to start-up costs at CSP.

         Sales and marketing expenses. Sales and marketing expenses consist primarily of salaries and benefits for sales and marketing personnel, contract expenses paid to providers of EDA software, expenses associated with overseas offices, wafer samples, promotions and receivables provisions. Sales and marketing expenses increased by 7.8% from $31.9 million in 1998 to $34.4 million in 1999 due principally to costs of expanding our EDA partnership program and customer support structure in the region.

         General and administrative expenses. General and administrative expenses consist primarily of salaries and benefits for administrative personnel, depreciation of non-production equipment and recruitment and training expenses. General and administrative expenses increased by 19.3% from $37.4 million in 1998 to $44.6 million in 1999. The increase was due primarily to higher administrative headcount which resulted in higher payroll and staff related expenses.

         Costs incurred on termination of development program. During 1998, we decided to discontinue a technology transfer and licensing arrangement related to a development program. The program involved the transfer of two generation (geometry) process technologies from the licensor and further enhancing them for application by us. The process technologies were intended for a specific market requiring embedding applications on to memory chips. The program started in mid-1997 and by the later half of 1998, extreme weakness and volatility of the market and adverse customer perceptions on the cost of the application, together with customer views of the long and complicated product development cycle, led to difficulties in both Chartered and the licensor fulfilling the original intent of the agreement. All program transfer, development and marketing activities were terminated in 1998.

         In connection with the discontinuation of this development program, certain equipment previously purchased and yet to be placed into service was identified by management in 1998 as redundant and to be disposed. We recorded a $31.8 million loss in 1998 to reduce the carrying amount of certain identified equipment and a technology license agreement to their estimated fair value less costs to sell. This loss comprised $30.9 million for the write-down of plant and equipment to fair value less costs to sell and $0.8 million to reduce the carrying amount of the related technology license agreement to zero. The equipment was unique to or specifically configured to the requirements of the transferred process technologies and could not be re-deployed effectively. We sold one item of equipment in 1999 and we are in the process of evaluating bids to purchase the remaining equipment and expect to sell it in 2000. The technology license agreement written off represented the unamortized amount paid in 1997 for the acquisition of the technology.

         In 1999, as a result of subsequent discussions with the licensor regarding the termination of the development program, we recorded a $6.5 million charge representing a final cash settlement amount that allowed an in-principle agreement to be reached on the termination of the license agreement.

         Equity in loss of CSP. Prior to October 1, 1999, CSP was accounted for using the equity method. Effective October 1, 1999, as a result of an amendment to the CSP strategic alliance agreement, we have treated CSP as a consolidated subsidiary. Our share of the losses in CSP was $5.6 million in 1998 and $9.5 million for the first nine months of 1999 (the period of time in 1999 for which CSP was accounted for using the equity method).

         Equity in loss of SMP. Our share of the losses in SMP was $14.9 million in 1998 compared to $23.3 million in 1999. This increase in loss represents the increase in start-up activities for SMP in 1999.

         Other income. As a result of higher recognizable grants from the Government of Singapore for both research and development and staff training, other income increased from $4.7 million in 1998 to $5.7 million in 1999.

         Interest income. Interest income increased from $1.7 million in 1998 to $6.7 million in 1999. The increase was due to interest earned from cash proceeds from our initial public offering which were placed in fixed deposits.

         Interest expense. Interest expense decreased 11.5% from $20.1 million in 1998 to $17.8 million in 1999 due primarily to lower average outstanding loan balances in 1999 compared to 1998.

         Exchange gain (loss). Exchange gain increased 11.9% from $5.2 million in 1998 to $5.9 million in 1999 due primarily to the strengthening of the U.S. dollar against the Singapore dollar and the resulting effect on our accrual for operating expenses that were denominated in Singapore dollars.

         Income tax expense. Each of our existing fabs has been exempted from income tax on profits from the sale of manufactured goods for ten years following the date specified production milestones are achieved. Currently, we pay tax only on interest income. We had a provision for taxes of $0.9 million in 1998 compared to $2.1 million in 1999. The higher tax provision in 1999 was the result of tax payable on interest earned from cash proceeds from our initial public offering which were placed in fixed deposits.

         Minority interest in loss of CSP. The line item for minority interest in loss of CSP of $7.5 million in 1999 results from the consolidation of CSP as a subsidiary from October 1, 1999.

YEARS ENDED DECEMBER 31, 1997 AND DECEMBER 31, 1998

         Net revenue. Net revenue increased 11.3%, from $379.8 million in 1997 to $422.6 million in 1998. This increase in revenue was due primarily to an increase in the number of wafers shipped. The number of eight-inch equivalent wafers shipped increased from 344,100 in 1997 to 439,700 in 1998, an increase of 95,600 or 27.8%. This was primarily the result of increased shipment of 0.35u products and, to a lesser extent, the sale of print head chips.

         The increase in wafers shipped was offset by a 12.9% decrease in average selling prices, from $1,104 per wafer in 1997 to $961 per wafer in 1998. This decrease was due primarily to worldwide semiconductor overcapacity and a resulting decrease in average prices.

         Cost of revenue and gross profit (loss). Cost of revenue increased 19.3% from $368.5 million in 1997 to $439.7 million in 1998, principally due to higher depreciation cost as a result of additional capacity installed in Fabs 1, 2 and 3. The increase in the number of wafers produced resulted in average cost per wafer decreasing 6.6% from $1,071 in 1997 to $1,000 in 1998. We suffered a gross loss of $17.0 million in 1998 compared with gross profit of $11.2 million in 1997. This was the result of declining average selling price and higher cost of revenue including higher depreciation cost.

         Research and development expenses. The 63.5% increase in research and development expenses from $26.6 million in 1997 to $43.4 million in 1998 was due primarily to activities in improving process technology and the development of new technology, in particular the development of 0.25u and 0.35u process technologies. To support these activities, we increased the number of personnel engaged in research and development by 28 during 1998. In addition, we moved our research and development operations from Fab 2, which was in commercial production, to Fab 3, which was then being equipped with our latest production equipment and was only producing a limited number of wafers. This caused a significant increase in absorption of fixed costs by our research and development activity.

         Fab start-up costs. Fab start-up costs decreased 86.7% from $10.9 million in 1997 to $1.5 million in 1998. Fab 3 commenced operations in August 1997, after which Fab 3 expenses were no longer classified as start-up costs.

         Sales and marketing expenses. Sales and marketing expenses increased by 57.9% from $20.2 million in 1997 to $31.9 million in 1998 as we expanded our EDA partnership programs, increased our presence in Europe and the eastern United States and increased our use of wafer samples for prospective business. As a percentage of net revenue, sales and marketing expenses increased from 5.3% in 1997 to 7.5% in 1998.

         General and administrative expenses. General and administrative expenses increased 24.0% from $30.1 million in 1997 to $37.4 million in 1998. As a percentage of net revenue, general and administrative expenses increased from 7.9% in 1997 to 8.8% in 1998. This increase was due to administrative, payroll and other expenses in connection with the commencement of production in Fab 3 in 1997.

         Cost relating to termination of development program. In connection with the discontinuation of the development program described above under "-- Years ended December 31, 1998 and December 31, 1999 -- Costs incurred on termination of development program," certain equipment previously purchased and yet to be placed into service was identified by management in 1998 as redundant and to be disposed of in the near term. We recorded a $31.8 million loss in 1998 to reduce the carrying amount of certain identified equipment and a technology license agreement to their estimated fair value less costs to sell. This loss comprised $30.9 million for the write-down of plant and equipment to fair value less costs to sell and $0.8 million to reduce the carrying amount of the related technology license agreement to zero. The equipment was unique to or specifically configured to the requirements of the transferred process technologies and could not be re-deployed effectively. The technology license agreement written off represented the unamortized amount paid in 1997 for the acquisition of the technology. As of December 31, 1998, management did not expect to incur any further costs with respect to the decision to discontinue the development program.

         In 1999, as a result of subsequent discussions with the licensor regarding the termination of the development program, we recorded a $6.5 million charge representing a final cash settlement amount that allowed an in-principle agreement to be reached on the termination of the license agreement. The termination agreement was signed in August 1999. No further payments will be made with respect to this program.

         Equity in loss of CSP. Our share of the losses in CSP was $5.6 million in 1998 compared to $1.3 million in 1997. The increase in loss was primarily attributable to the increase in pre-operating costs at CSP, which was formed in 1997.

         Equity in loss of SMP. Our share of the losses in SMP was $14.9 million in 1998 and was attributable to the pre-operating costs of SMP, which was formed in January 1998.

         Interest income. Interest income increased from $0.2 million in 1997 to $1.7 million in 1998 due to the additional equity investments in March and October 1998 by existing shareholders. This capital was temporarily deposited in fixed rate interest bearing accounts, before being drawn down for the repayment of indebtedness and purchase of new equipment.

         Interest expense. Interest expense increased 57.5% from $12.8 million in 1997 to $20.1 million in 1998 due primarily to the higher level of borrowings to finance the expansion of Fab 3. Outstanding loan balances increased from $282.2 million at December 31, 1997 to $468.6 million at December 31, 1998.

         Exchange gain (loss). In 1997, we incurred a loss of $31.7 million due to the significant strengthening of the U.S. dollar against the Singapore dollar and its effect on our U.S. dollar denominated liabilities. In 1998, we recognized an exchange gain of $5.2 million in 1998 in a period of relative stability between the U.S. dollar and the Singapore dollar, primarily as a result of the amortization of gains on certain hedging transactions.

         Income tax expense. Income tax expense increased from $0.4 million in 1997 to $0.9 million in 1998 due primarily to an increase in non-tax exempt interest income.

QUARTERLY RESULTS

         The following table sets forth certain unaudited consolidated financial information, including as a percentage of net revenue, for the eight fiscal quarters ended December 31, 1999. We believe that all necessary adjustments, consisting only of normal recurring adjustments, have been included in the amounts stated below to present fairly the selected quarterly information when read in conjunction with our consolidated financial statements and the related notes included elsewhere in the document. Our results of operations have varied and may continue to vary significantly from quarter-to-quarter and are not necessarily indicative of the results of any future period. In addition, in light of our recent growth, we believe that period-to-period comparisons should not be relied upon as an indication of future performance.

                                                                               QUARTER ENDED
                                             ------------------------------------------------------------------------------------
                                             MAR 31,    JUN 30,    SEP 30,    DEC 31,    MAR 31,   JUN 30,     SEP 30,    DEC 31,
                                              1998       1998       1998       1998       1999       1999       1999       1999
                                             -------    -------    -------    -------    -------   -------     -------    -------
                                                                               (IN MILLIONS)
STATEMENT OF OPERATIONS DATA:
Net revenue ..............................   $145.7     $ 87.1     $ 83.9     $106.0     $130.8     $163.9     $183.3     $216.2
Cost of revenue ..........................    115.5      108.6      103.2      112.4      118.1      129.1      134.9      144.8
                                             ------     ------     ------     ------     ------     ------     ------     ------
Gross profit (loss) ......................     30.2      (21.5)     (19.3)      (6.4)      12.7       34.8       48.4       71.4
                                             ------     ------     ------     ------     ------     ------     ------     ------
Operating expenses:
   Research and development ..............      9.4       11.3       13.3        9.5       12.1       10.9       13.5       22.4
   Fab start-up costs ....................      0.9        0.6         --         --         --         --         --        8.5
   Sales and marketing ...................      4.3        9.3        8.8        9.5       10.1       10.5        9.2        4.6
   General and administrative ............      6.5        8.6        7.8       14.5       10.3       12.4        9.8       12.1
   Costs incurred on termination of
    development program ..................       --         --         --       31.8        6.5         --         --         --
   Stock-based compensation ..............     (0.7)      (0.7)      (0.7)      (0.7)       1.6        1.6        8.8        8.0
                                             ------     ------     ------     ------     ------     ------     ------     ------
     Total operating expenses ............     20.4       29.1       29.2       64.6       40.6       35.4       41.3       55.6
                                             ------     ------     ------     ------     ------     ------     ------     ------
Operating income (loss) ..................      9.8      (50.6)     (48.5)     (71.0)     (27.9)      (0.6)       7.1       15.8
Other income (expense):
   Equity in loss of CSP .................     (0.5)      (1.3)      (2.0)      (1.7)      (2.7)      (3.3)      (3.6)        --
   Equity in loss of SMP .................     (0.4)      (4.6)      (5.4)      (4.5)      (5.8)      (6.2)      (6.7)      (4.6)
   Other income ..........................       --        0.3        1.9        2.4        0.3        0.3        0.1        4.9
   Interest income .......................      0.5        0.3        0.1        0.7        0.7        0.5        0.5        5.1
   Interest expense ......................     (5.7)      (4.4)      (5.3)      (4.7)      (4.6)      (4.5)      (4.5)      (4.2)
   Exchange gain (loss) ..................     (1.3)      (1.8)       6.6        1.8        5.5       (0.5)       1.1       (0.3)
                                             ------     ------     ------     ------     ------     ------     ------     ------
Income (loss) before income taxes ........      2.4      (62.1)     (52.6)     (77.0)     (34.5)     (14.3)      (6.0)      16.7
Income tax benefit (expense) .............     (0.3)      (0.3)      (0.1)      (0.2)      (0.4)       0.5       (0.2)      (2.1)
                                             ------     ------     ------     ------     ------     ------     ------     ------
Income (loss) before minority interest ...      2.1      (62.4)     (52.7)     (77.2)     (34.9)     (13.8)      (6.2)      14.6
Minority interest in loss of CSP .........       --         --         --         --         --         --         --        7.5
                                             ------     ------     ------     ------     ------     ------     ------     ------
Net income (loss) ........................   $  2.1     $(62.4)    $(52.7)    $(77.2)    $(34.9)    $(13.8)    $ (6.2)    $ 22.1
                                             ======     ======     ======     ======     ======     ======     ======     ======

                                                                               QUARTER ENDED
                                             ------------------------------------------------------------------------------------
                                             MAR 31,    JUN 30,    SEP 30,    DEC 31,    MAR 31,    JUN 30,    SEP 30,    DEC 31,
                                              1998       1998       1998       1998       1999       1999       1999       1999
                                             -------    -------    -------    -------    -------    -------    -------    -------
                                                                   (AS A PERCENTAGE OF NET REVENUE)
STATEMENT OF OPERATIONS DATA:
Net revenue ..............................    100.0%     100.0%     100.0%     100.0%     100.0%     100.0%     100.0%     100.0%
Cost of revenue ..........................     79.3      124.7      123.0      106.0       90.3       78.8       73.6       67.0
                                             ------     ------     ------     ------     ------     ------     ------     ------
Gross profit (loss) ......................     20.7      (24.7)     (23.0)      (6.0)       9.7       21.2       26.4       33.0
                                             ------     ------     ------     ------     ------     ------     ------     ------
Operating expenses:
   Research and development ..............      6.4       12.9       15.8        9.0        9.2        6.6        7.4       10.4
   Fab start-up costs ....................      0.6        0.6         --         --         --         --         --        3.9
   Sales and marketing ...................      3.0       10.6       10.5        8.9        7.7        6.4        5.0        2.1
   General and administrative ............      4.4        9.9        9.3       13.7        7.9        7.6        5.3        5.6
   Costs incurred on termination
    of development program ...............       --         --         --       30.0        5.0         --         --         --
   Stock-based compensation ..............     (0.5)      (0.8)      (0.9)      (0.7)       1.3        1.0        4.8        3.7
                                             ------     ------     ------     ------     ------     ------     ------     ------
     Total operating expenses ............     13.9       33.2       34.7       60.9       31.1       21.6       22.5       25.7
                                             ------     ------     ------     ------     ------     ------     ------     ------
Operating income (loss) ..................      6.8      (57.9)     (57.7)     (66.9)     (21.4)      (0.4)       3.9        7.3
Other income (expense):
   Equity in loss of CSP .................     (0.3)      (1.6)      (2.4)      (1.6)      (2.0)      (2.0)      (2.0)        --
   Equity in loss of SMP .................     (0.3)      (5.2)      (6.4)      (4.2)      (4.5)      (3.8)      (3.6)      (2.1)
   Other income ..........................       --        0.4        2.3        2.3        0.2        0.2        0.1        2.3
   Interest income .......................      0.3        0.4        0.2        0.7        0.5        0.3        0.3        2.3
   Interest expense ......................     (3.9)      (5.0)      (6.3)      (4.5)      (3.5)      (2.7)      (2.5)      (1.9)
   Exchange gain (loss) ..................     (0.9)      (2.1)       7.9        1.7        4.2       (0.3)       0.6       (0.2)
                                             ------     ------     ------     ------     ------     ------     ------     ------
Income (loss) before income taxes ........      1.7      (71.0)     (62.4)     (72.5)     (26.5)      (8.7)      (3.2)       7.7

                                                                               QUARTER ENDED
                                             ------------------------------------------------------------------------------------
                                             MAR 31,    JUN 30,    SEP 30,    DEC 31,    MAR 31,    JUN 30,    SEP 30,    DEC 31,
                                              1998       1998       1998       1998       1999       1999       1999       1999
                                             -------    -------    -------    -------    -------    -------    -------    -------
                                                                   (AS A PERCENTAGE OF NET REVENUE)
Income tax benefit (expense) .............     (0.2)      (0.3)      (0.1)      (0.2)      (0.3)       0.3       (0.1)      (1.0)
                                             ------     ------     ------     ------     ------     ------     ------     ------
Income (loss) before minority interest....      1.5      (71.3)     (62.5)     (72.7)     (26.8)      (8.4)      (3.3)       6.7
Minority interest in loss of CSP .........       --         --         --         --         --         --         --        3.5
                                             ------     ------     ------     ------     ------     ------     ------     ------
Net income (loss) ........................    1.5 %      (71.3)%    (62.5)%    (72.7)%    (26.8)%     (8.4)%     (3.3)%   10.2 %
                                             ======     ======     ======     ======     ======     ======     ======     ======

         The worldwide semiconductor industry suffered from reduced demand in the second and third quarters of 1998, due in part to excess inventories. As a result, we shipped fewer wafers during these periods, at lower average selling prices. Industry demand began to increase in the fourth quarter of 1998 and has continued to increase in each of the quarters of 1999. Our wafer shipments increased significantly during each of these periods. Our average selling prices have rebounded since the first quarter of 1999. The higher number of wafers shipped together with improved average selling prices have resulted in higher net revenues.

         Gross margins improved in each of the quarters beginning in the third quarter of 1998, due primarily to better capacity utilization and higher average selling prices.

         Research and development costs vary from quarter-to-quarter as the level of our research and development activity varies based on, among other things, the commencement and termination of specific programs.

         General and administrative expenses increased in the second through fourth quarters of 1998 as we increased infrastructure and management resources to support future growth.

         Fourth quarter 1999 net income of $22.1 million (which included a non-cash stock-based compensation charge of $8.0 million) reflected an improvement of $99.3 million from a negative $77.2 million in the fourth quarter of 1998. For the fourth quarter of 1999, higher volume of shipments, improved capacity utilization and higher average selling prices drove the gross profit to $71.4 million, or 33.0% of net revenue, from a negative $6.4 million, or negative 6.0% of net revenue in the same quarter in 1998. The fourth quarter of 1998 net loss included a $31.8 million charge associated with the termination of a development program and a credit of $0.7 million for a non-cash stock-based compensation charge.

LIQUIDITY AND CAPITAL RESOURCES

         At December 31, 1999, our principal sources of liquidity included $545.0 million in cash and cash equivalents and $277.8 million of unutilized banking and credit facilities consisting of short-term advances and bank guarantees.

         Net cash provided by operating activities totaled $156.9 million in 1998 and $271.1 million in 1999. The $156.9 million of cash generated in 1998 was attributable to a decrease in accounts receivable and inventories and an increase in accrued operating expenses, as well as cash generated by other operating activities. The $271.1 million of cash generated in 1999 was attributable to an increase in accrued operating expenses and other cash generated by operating activities, offset by an increase in accounts receivable.

         Net cash used in investing activities totaled $358.6 million in 1998 and $377.4 million in 1999. Through December 31, 1999, our investing activities have consisted primarily of capital expenditures totaling $279.4 million in 1998 and $340.3 million in 1999. Capital expenditures have been principally comprised of the purchase of semiconductor equipment for the equipping of fabs. We also had significant cash outflows relating to our investment in SMP and CSP.

         Net cash provided by financing activities totaled $284.9 million in 1998 and $551.8 million in 1999. Cash generated from financing activities in 1998 was principally generated from the issuance of ordinary shares totaling $492.9 million, offset by the repayment of loans and reduction of customer deposits. Cash generated from financing activities in 1999 was principally generated from our initial public offering, which raised approximately $548.1 million in net proceeds, partly offset by a reduction of customer deposits. As of March 15, 2000, of the net proceeds from our initial public offering, approximately $24.4 million has been used for an equity injection in

CSP, $8.8 million has been used for an equity injection in SMP and $40.1 million has been used for capital expenditures. The remaining net proceeds are invested in various time deposits with institutions.

         We have an oral agreement for a multi-currency $100 million short-term credit facility with ST. Interest on the facility accrues at the monthly average interest rate of three specific banks as indicated by ST. Borrowings are unsecured. As of December 31, 1999, there were no borrowings outstanding under this facility.

         As of December 31, 1999, we had three loans for capital expenditures and equipment with outstanding principal amounts of $36.7 million, $165.5 million and $153.7 million, respectively. Each of the loans is denominated in Singapore dollars and we fully hedge both interest and principal payments against fluctuations in foreign exchange rates. The loans bear interest at rates between 4.0% and 4.25%. The three loan agreements are unsecured and guaranteed by ST.

     - The first loan matures on September 1, 2003. Interest is payable semiannually and principal will be amortized in equal semi-annual installments commencing on September 1, 1997.

     - The second loan matures on September 1, 2005. Interest is payable semiannually and principal will be amortized in equal semi-annual installments commencing on September 1, 1999.

     - The third loan matures on September 1, 2002. Interest is payable semi-annually and principal will be amortized in equal semi-annual installments commencing on September 1, 1999.

         As of December 31, 1999, we had two bank loans with outstanding amounts of S$50.0 million (US$29.9 million) each. The loans are due February 13, 2002 and June 17, 2002, respectively. The loans carry interest rates of 2.0% above the bank's first tier savings rate and 1.0% above the arithmetic mean of SIBOR for deposits quoted by specified banks to the lender, respectively. Interest is payable semi-annually in Singapore dollars for both loans. The loans are unsecured. During 1998, we entered into foreign currency forward contracts to hedge the principal and interest cash flows related to all of our Singapore dollar borrowings.

         CSP has a term loan facility of $143.2 million with several banks and financial institutions for capital expenditures and equipment. As of December 31, 1999, $128.0 million had been drawn on this facility. The loan matures June 30, 2002 and carries an interest rate of 0.5625% above the arithmetic mean of SIBOR rates for U.S. dollars deposits quoted by specified banks to the lender. Interest is payable semi-annually in U.S. dollars and principal will be amortized in four equal semi-annual installments commencing December 31, 2000. Borrowings under this facility are unsecured.

         We have received research grants totaling $66.7 million from various agencies of the Government of Singapore as of December 31, 1999. These grants provide funding for a portion of our research and development related capital expenditures and for the training and staffing costs associated with some of our process technology development programs. Funds from these grants are disbursed upon the achievement of program milestones. As of December 31, 1999, $16.3 million of the grants currently in effect had been disbursed to us. The grants are disbursed based on the amount of expenditures incurred. There are no conditions attached to the grants other than completion of the project to which the grant relates and the certification of the costs incurred.

         We expect our aggregate capital expenditures to be approximately $1.1 billion in 2000, including approximately $480 million relating to CSP, $40 million relating to our investment in SMP and $200 million for the design and initial construction of Fab 7. CSP intends to enter into a credit facility providing for borrowings of approximately $820 million to finance its capital expenditure requirements, including approximately $480 million for its planned capital expenditures for 2000. The actual amount of debt to be incurred under the facility will be influenced by several factors, including without limitation, the speed and timing of the ramp up of operations at Fab 6 and the terms of such debt. We believe that our cash on hand, existing and pending credit facilities and credit terms with our equipment vendors will be sufficient to meet our capital expenditure and working capital needs for 2000.

         We expect our aggregate capital expenditures to be approximately $1.5 billion in 2001, including approximately $500 million relating to CSP and $600 million for the construction and equipping of Fab 7. We are actively evaluating financing plans for our capital expenditure requirements for 2001. We expect to fund these requirements through public or private debt or equity financing or from other sources. There can be no assurance that additional financing will be available at all or, if available, that such financing will be obtained on terms favorable to us or that any additional financing will not be dilutive to our shareholders.

YEAR 2000 UPDATE

         We crossed over from December 31, 1999 into January 1, 2000 without experiencing any Year 2000-related incidents or disruptions that were harmful to our company.

SPECIAL TAX STATUS

         We have been granted pioneer status under the Economic Expansion Incentives (Relief from Income Tax) Act (Chapter 86) of Singapore for:

     - the manufacture of large scale integrated circuits at Fab 1 for a ten-year period beginning January 1, 1991;

     - the manufacture of integrated circuits using submicron (smaller than one micron) technology at Fab 2 for a ten-year period beginning July 1, 1996;

     - the manufacture of integrated circuits using submicron technology at Fab 3 for a ten-year period beginning January 1, 1998; and

     - the wafer fabrication of Application Specific Integrated Circuits (ASIC) and other advanced semiconductor devices at Fab 6 for a ten-year period beginning from the initial production date on condition that such date occurs on or before December 1, 2000.

         We have also been granted post-pioneer status under the Economic Expansion Incentives (Relief from Income Tax) Act for:

     - the manufacture of integrated circuits using submicron technology at Fab 2 for a five-year period beginning July 1, 2006;

     - development and expansion company status for the manufacture of integrated circuits using submicron technology at Fab 3 for a five-year period beginning January 1, 2008; and

     - development and expansion company status for the wafer fabrication of ASICs and other advanced semiconductor devices at Fab 6 for a five-year period beginning from the expiry of the term of the pioneer status.

         During the period for which our pioneer status is effective, subject to our compliance with certain conditions, income from our pioneer trade (that is, sale of integrated circuits) is exempt from Singapore income tax. During the periods for which our post-pioneer status and development and expansion company status are effective, subject to our compliance with certain conditions, income from our post-pioneer trade and development and expansion is taxed at a concessionary rate of 10%. The income tax exempt profits arising from the pioneer trade may be distributed as tax-exempt dividends, and holders of ordinary shares are not subject to Singapore income tax on such dividends. Please see "Item 7. Taxation -- Singapore Taxation -- Dividend Distribution" for information regarding the taxation of dividends. Losses accumulated before the pioneer status period cannot be carried forward. Losses accumulated in the pioneer status period may be carried forward and may be offset against profits from the same pioneer trade arising after the expiration of the pioneer status period, subject to our compliance with certain conditions. Profits arising during pioneer status offset any accumulated pioneer loss carryforward balance. Without this exemption from income tax or the concessionary tax rate of 10%, we would be subject to income tax at the applicable corporate income tax rate which was 26% for income earned through 1999 and which is currently 25.5% for income earned in 2000 onward. Interest income is not exempt from taxation during the pioneer status period or entitled to the concessionary tax rate during the post-pioneer status period or the development and expansion company status period.

RECENT ACCOUNTING PRONOUNCEMENTS

         In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" (SFAS 133). SFAS 133, as recently amended, is effective for fiscal years beginning after June 15, 2000. This statement establishes accounting and reporting standards requiring that every derivative instrument be recorded in the balance sheet as either an asset or liability measured at its fair value. We believe the adoption of SFAS 133 will not have a material effect on our financial position or results of operations.

ITEM 9A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

         Our exposure to financial market risks derives primarily from the changes in interest rates and foreign exchange rates. To mitigate these risks, the Company utilizes derivative financial instruments, the application of which is primarily for hedging purposes and not for speculative purposes.

INTEREST RATE RISK

         Our cash equivalents and short-term investments are exposed to financial market risk due to fluctuation in interest rates, which may affect our interest income and the fair market value of our investments. We manage the exposure to financial market risk by performing ongoing evaluations of our investment portfolio and investing in short-term investment-grade corporate securities. These securities are highly liquid and generally mature within 12 months from our purchase date. Due to the short maturities of our investments, the carrying value approximates the fair value. In addition, we do not use our investments for trading or other speculative purposes.

         We are exposed to interest rate risk on our existing floating rate debt and on additional debt financing that may be periodically needed for the capital expenditures associated with our capacity expansion and new fabs. The interest rate that we will be able to obtain on debt financing will depend on market conditions at that time, and may differ from the rates we have secured on our current debt.

         As of December 31, 1999, our debt obligations are as follows:


                                                  AS OF DECEMBER 31, 1999
                      ----------------------------------------------------------------------------------
                                     EXPECTED MATURITY DATE                                                    AS OF
                              (IN THOUSANDS, EXCEPT INTEREST RATE)                                        DECEMBER 31, 1998
                      ------------------------------------------------------                    WEIGHTED  -----------------
                                                                     THERE-             FAIR    INTEREST             FAIR
                        2000     2001      2002   2003     2004      AFTER     TOTAL    VALUE     RATE     TOTAL    VALUE
                      -------- -------- -------- -------- --------  --------  -------- -------- --------- -------- --------
LONG-TERM DEBT
U.S. dollar at
  floating rate(1)... $ 32,000 $ 32,000 $ 32,000 $ 32,000                     $128,000 $128,000    5.93%
Singapore dollar
  at fixed rate(2)...   87,991   87,991   87,991   36,772 $ 27,579  $ 27,579   355,903  350,515    4.11   $408,277 $397,717
Singapore dollar
  at floating
  rate(2) ...........                     59,756                                59,756   59,756    4.49     60,314   60,314
                      -------- -------- -------- -------- --------  --------  -------- --------           -------- --------
    Total Debt
      Maturing ...... $119,991 $119,991 $179,747 $ 68,772 $ 27,579  $ 27,579  $543,659 $538,270           $468,591 $458,031
                      ======== ======== ======== ======== ========  ========  ======== ========           ======== ========


                                                            AS OF DECEMBER 31,
                                                         -----------------------
                                                           1999           1998
                                                         --------       --------
ACCOUNTS PAYABLE
U.S. dollar ......................................       $ 16,895       $102,614
Singapore dollar(2) ..............................          4,337         12,382
Japanese yen(2) ..................................         10,127         29,742
Others ...........................................             --          7,663
                                                         --------       --------
    Total Payable ................................       $ 31,359       $152,401
                                                         ========       ========

---------------

(1) As a result of consolidating CSP as a subsidiary from October 1, 1999 forward, our debt obligations as of December 31, 1999 included a U.S. dollar floating rate debt obligation amounting to US$128 million.

(2) We have entered into forward foreign contracts related to portion of these amounts to exchange the related cash flows to U.S. dollars. Please see "Foreign Currency Risk" below.

         As of December 31, 1999, 65.5% of our outstanding debt obligations bore fixed interest rates. We have no cash flow or earnings exposure due to market interest rate changes for our fixed debt obligations. 34.5% of our outstanding debt obligations bear floating interest rates. We have cash flow and earnings exposure due to market interest rate changes for our floating debt obligations. A half percentage point change in interest rates would affect our interest payments by 3.7% annually.


FOREIGN CURRENCY RISK

         Our foreign currency exposures give rise to market risk associated with exchange rate movements of the U.S. dollar, our functional currency, against the Japanese yen and the Singapore dollar. Substantially all of our revenue was denominated in U.S. dollars during the year ended December 31, 1999 and as a result, we had relatively little foreign currency exchange risk with respect to any of our revenue. In 1999, approximately 27% of our cost of revenue was denominated in Singapore dollars. In addition, approximately 59% of our capital expenditures were denominated in U.S. dollars, approximately 25% were denominated in Japanese yen and approximately 16% were denominated in Singapore dollars. In addition, a substantial part of our debt is denominated in foreign currency, primarily Singapore dollars.

         To protect against reductions in value and the volatility of future cash flows caused by changes in foreign exchange rates, we utilize currency forward contracts to minimize the impact of foreign currency fluctuations on our results of operations. We utilize, from time to time, currency forward contracts to hedge specific currency risks related to equipment purchase commitments, primarily in Japanese yen. In addition, we minimize our currency risk by purchasing certain raw materials and equipment in U.S. dollars and borrowing in U.S. dollars. Prior to July 1, 1998, our exposure to foreign currency risk was viewed as exposure to non-Singapore dollar assets and liabilities. Effective July 1, 1998, we changed our functional currency to the U.S. dollar as described in note 2(e) to our consolidated financial statements. In connection with the change, we entered into foreign currency forward contracts to mitigate the effects to us of exchange rate fluctuations between the U.S. dollar and the Singapore dollar related to our non-U.S. dollar denominated borrowings. The table below provides information about our derivative financial instruments and presents the information in U.S. dollar equivalents.

                                                                                                                     AS OF
                                                          AS OF DECEMBER 31, 1999                               DECEMBER 31, 1998
                              -------------------------------------------------------------------------------   -----------------
                                                EXPECTED MATURITY DATE
                                                    (IN THOUSANDS)
                              -----------------------------------------------------------              FAIR                FAIR
                                2000      2001      2002      2003      2004   THEREAFTER    TOTAL     VALUE      TOTAL    VALUE
                              --------  --------  --------   -------   ------- ----------   --------  -------   --------  -------
FORWARD EXCHANGE AGREEMENTS
(Receive Yen/Pay US$)
Contract Amount.............  $ 21,813  $  5,992                                             $27,805  $(2,256)   $18,342  $(3,415)
Average Contractual
Exchange Rate...............     96.57     76.22

(Receive S$/Pay US$)
Contract Amount.............   105,629   101,931  $156,094   $40,079   $29,514   $28,404     461,651   41,415    503,745   46,035
Average Contractual
Exchange Rate...............      1.74      1.75      1.76      1.75      1.75      1.73

(Receive US$/Pay S$)
Contract Amount.............    23,304                                                        23,304      (11)
Average Contractual
Exchange Rate...............      1.66
                              --------  --------  --------   -------   -------   -------    --------  -------   --------  -------
    Total Contract Amount...  $150,746  $107,923  $156,094   $40,079   $29,514   $28,404    $512,760  $39,148   $522,087  $42,620
                              ========  ========  ========   =======   =======   =======    ========  =======   ========  =======

                                                    AS OF DECEMBER 31, 1999
                                             ------------------------------------
                                                           CARRYING
                                             CARRYING       AMOUNT     PERCENTAGE
                                              AMOUNT        HEDGED       HEDGED
                                             --------      --------    ----------
Accounts Payable
   Japanese yen .......................      $ 29,742      $ 13,971        47.0%
   Singapore dollar ...................        12,382            --          --
   Others .............................         7,663            --          --
Capital Lease
   Japanese yen .......................        13,834        13,834       100.0
Foreign Currency Loan
   Singapore dollar ...................       415,659       415,659       100.0
Future Interest Payable on Debt
   Singapore dollar ...................         5,386         5,386       100.0
                                             --------      --------      ------
     Total ............................      $484,666      $448,850        92.6%
                                             ========      ========      ======

ITEM 10. DIRECTORS AND OFFICERS OF REGISTRANT

         The following table sets forth, as of December 31, 1999, the name, age and position of each director and executive officer of our company.

NAME                                                AGE   POSITION
----                                                ---   --------
BOARD OF DIRECTORS
Ho Ching(1).....................................    46    Chairman of the Board
Lim Ming Seong(1)(3)............................    52    Deputy Chairman of the Board
Barry Waite.....................................    51    Director
Sum Soon Lim(1)(2)(3)...........................    56    Director
James H. Van Tassel(3)..........................    70    Director
Aubrey C. Tobey(1)(2)...........................    74    Director
Robert Edmund La Blanc(2).......................    65    Director
Andre Borrel(1)(3)..............................    63    Director
Charles E. Thompson(1)..........................    70    Director
Koh Beng Seng(2)................................    49    Director
Tsugio Makimoto.................................    62    Director
Premod Paul Thomas(4)...........................    42    Alternate Director to Sum Soon Lim
Liow Voon Kheong(4)(5)..........................    48    Alternate Director to Lim Ming Seong

EXECUTIVE OFFICERS
Barry Waite.....................................    51    President and Chief Executive Officer
Chia Song Hwee..................................    37    Senior Vice President and Chief Financial Officer
Robert Baxter...................................    44    Senior Vice President, Business Operations

NAME                                                AGE   POSITION
----                                                ---   --------
John Docherty...................................    47    Senior Vice President, Manufacturing Operations
Brian Klene.....................................    42    Vice President, Strategic Development
John Martin.....................................    57    Vice President, Technology Development
Lau Chi Kwan....................................    49    Vice President, Quality, Reliability and Assurance
Justin Lim......................................    42    Vice President, Information Technology
Tan Seng Chai...................................    37    Vice President, Human Resources
Michael J. Rekuc................................    50    President, North America

----------

(1)   Member of the Executive Resource and Compensation Committee, or the ERCC.

(2)   Member of the Audit Committee.

(3)   Member of the Budget Committee.

(4) Under our Articles of Association, a director is entitled to designate an alternate director to take his place when he is absent from a meeting. An alternate director, when serving in place of an absent director, may exercise all of the powers and authority of the absent director, except the power to appoint an alternate director. When not acting in place of an absent director for whom he has been appointed alternate director, an alternate director is not entitled to attend, participate or vote in any board meetings.

(5) Liow Voon Kheong was nominated as an alternate director by EDB Investments Pte Ltd. We have granted EDB Investments the right to nominate an alternate director for so long as EDB Investments owns any of our ordinary shares.

BIOGRAPHICAL INFORMATION

HO CHING

         Ho Ching has served on our Board of Directors since November 1987 and as our Chairman of the Board since August 1995. Ms. Ho is the President and Chief Executive Officer of Singapore Technologies Pte Ltd, our controlling shareholder, Chairman of Singapore Technologies Engineering Ltd and Vice Chairman of SembCorp Industries Ltd. Ms. Ho also serves on the boards of directors of various companies in the Singapore Technologies group. Before joining Singapore Technologies in 1987, Ms. Ho was with the Ministry of Defence of Singapore where she held various senior positions. Ms. Ho received a Master of Science (Electrical Engineering) Degree from Stanford University. For her public service, she was awarded the Public Service Star in 1996.

LIM MING SEONG

         Lim Ming Seong has served on our Board of Directors since November 1987 and as our Deputy Chairman of the Board since August 1995. Mr. Lim is the Group Director of Singapore Technologies Pte Ltd, Deputy Chairman of ST Assembly Test Services Ltd and Chairman of CSE Systems & Engineering Ltd. After joining Singapore Technologies in December 1986, Mr. Lim has held various senior positions in the Singapore Technologies group. Prior to joining Singapore Technologies, Mr. Lim was with the Ministry of Defence of Singapore. Mr. Lim received his Bachelor of Science (Honors) in Mechanical Engineering from the University of Toronto and his Diploma in Business Administration from the University of Singapore. Mr. Lim also participated in the Advanced Management Programs at INSEAD and Harvard University.

BARRY WAITE

         Barry Waite has served on our Board of Directors and as our President and Chief Executive Officer since May 1998. Mr. Waite has more than 29 years of experience in the semiconductor industry. Prior to joining our company, Mr. Waite held various positions at Motorola Inc. Semiconductor Products Sector, including Senior Vice President and General Manager of its microprocessor and memory technology group and Senior Vice President and General Manager of the European, Middle East and Africa region. Mr. Waite was with Texas Instruments from 1970 to 1982. Mr. Waite has been Chairman of Silicon Manufacturing Partners Pte Ltd and Chartered Silicon Partners Pte Ltd since May 1998. Mr. Waite received his BA (Economics) (Honours) Degree from the University of Sheffield, England and is an Officer of the Order of the British Empire.

SUM SOON LIM

         Sum Soon Lim has served on our Board of Directors since February 1994 and is currently a part time corporate advisor to Singapore Technologies Pte Ltd. Prior to accepting his position with Singapore Technologies, Mr. Sum had worked with the Singapore Economic Development Board, DBS Bank, J.P. Morgan Inc., Overseas Union Bank and Nuri Holdings (S) Pte Ltd, a private investment holding company. Mr. Sum is also a member of the Securities Industry Council. Mr. Sum received his B.Sc (Honors) in Production Engineering from the University of Nottingham, England.

JAMES H. VAN TASSEL

         James H. Van Tassel has served on our Board of Directors since June 1993. He is a consultant in the semiconductor industry and has been involved in the electronics and microelectronics industry since 1960. From 1980 to 1991, Dr. Van Tassel was Vice President (Microelectronics) with NCR Corporation. Dr. Van Tassel received his Bachelor of Science degree from the University of Wisconsin at La Crosse, and his Master of Science Degree (Inorganic Chemistry) and Doctor of Philosophy from Texas Technological University.

AUBREY C. TOBEY

         Aubrey C. Tobey has served on our Board of Directors since March 1998 and is currently the President of ACT International providing consultancy in the management and marketing of high technology. From 1983 to 1987, Mr. Tobey was Vice President of Micronix Corporation and from 1965 to 1983 was Corporate Vice President at GCA Corporation. Mr. Tobey was with Arthur D. Little, Inc., a management, science and technology consulting firm from 1959 to 1965. Mr. Tobey received his Bachelor of Science degree in Mechanical Engineering from Tufts University and his Master of Science degree in Mechanical Engineering from the University of Connecticut.

ROBERT EDMUND LA BLANC

         Robert Edmund La Blanc has served on our Board of Directors since May 1998 and is the President of Robert E. La Blanc Associates, Inc., an information technologies consulting and investment banking firm. From 1979 to 1981, Mr. La Blanc was Vice Chairman of Continental Telecom, Inc. and from 1969 to 1979, a General Partner of Salomon Brothers Inc. Mr. La Blanc has also held various senior positions within companies in the telecommunications industry including AT&T, Bell Telephone Laboratories and New York Telephone Company. Mr. La Blanc received his B.E.E. from Manhattan College and his MBA from New York University. Mr. La Blanc also is a graduate of the Operating Engineers Program at Bell Telephone Laboratories and the USAF Communications Officers School.

ANDRE BORREL

         Andre Borrel has served on our Board of Directors since July 1998 and is currently working as a consultant in the semiconductor industry. Prior to joining Chartered, Mr. Borrel was Senior Vice Present and General Manager of Communications, Power and Signal Technology Group at Motorola Inc. Mr. Borrel is also an Officer of the French National Order of Merit and holds a Master Degree in Electronics from "Ecole Nationale Superieure des Telecommunications" in Paris, France.

CHARLES E. THOMPSON

         Charles E. Thompson has served on our Board of Directors since September 1998 and is currently working as a consultant in the information technology/semiconductor technology industry. From 1973 to 1996, Mr. Thompson was World Marketing Senior Vice President at Motorola Inc. Prior thereto, Mr. Thompson was Computer Department Sales Director at General Electric. Mr. Thompson received his Bachelor of Science in Mathematics from the University of Washington.

KOH BENG SENG

         Koh Beng Seng has served on our Board of Directors since February 1999. He is currently Senior Advisor to Asia Pulp & Paper Co. Ltd and an advisor to the International Monetary Fund. Mr. Koh is active in the financial services sector and was with the Monetary Authority of Singapore from 1973 to 1998, where he served as Deputy Managing Director from 1988 to 1998. Mr. Koh received his Bachelor of Commerce (First Class Honors) from Nanyang University and his MBA from Columbia University. Mr. Koh was awarded an Overseas Postgraduate Scholarship by the Monetary Authority of Singapore in 1978. In 1987, the President of the Republic of Singapore awarded him a Meritorious Service Medal.

TSUGIO MAKIMOTO

         Tsugio Makimoto has served on our Board of Directors since September 1999 and has 40 years of working experience in the semiconductor industry. Dr. Makimoto has worked for Hitachi Ltd since 1959 where he has held various senior positions, including Executive Managing Director in 1993 and Senior Executive Managing Director in 1997. Dr. Makimoto is currently Hitachi's Corporate Chief Technologist. Dr. Makimoto is a member of the Advisory Committee of the NAIST (Nara Institute of Science and Technology) and the International Advisory Panel of the NSTB (National Science and Technology Board) of Singapore. Dr. Makimoto is also a visiting professor at Toyo University.

PREMOD PAUL THOMAS

         Premod Paul Thomas was appointed to our Board of Directors as the Alternate Director to Sum Soon Lim in July 1999. Mr. Thomas has served as the Director (Finance) of Singapore Technologies Pte Ltd since February 1998. Before joining Singapore Technologies Pte Ltd he was with Tirtamas Group, Jakarta, as Group Executive Advisor from 1995 to 1998 and with Bank of America from 1983 to 1995. Mr. Thomas received his B.Com. (First Class Honors) from Loyola College, India in 1977. He is a Certified Associate of the Indian Institute of Bankers, Bombay, and has an MBA from the Indian Institute of Management, Ahmedabad.

LIOW VOON KHEONG

         Liow Voon Kheong was appointed to our Board of Directors as the Alternate Director to Lim Ming Seong in July 1998. Mr. Liow was previously an Alternate Director from May 1995 to July 1998. Mr. Liow is presently Assistant Managing Director (Operations) of the Singapore Economic Development Board, General Manager of EDB Investments Pte Ltd, Director/General Manager of EDB Ventures Pte Ltd and EDB Ventures 2 Pte Ltd and General Manager of PLE Investments Pte Ltd. Mr. Liow started his career with the Singapore Economic Development Board in 1976. He received his B.E. (Electrical & Electronics) and his Diploma in Business Administration from the University of Singapore.

CHIA SONG HWEE

         Chia Song Hwee has served as our Senior Vice President since February 2000 and as our Chief Financial Officer since December 1997. Mr. Chia was our Director of Finance from April 1996 to December 1997. Mr. Chia has more than 13 years of experience in financial accounting and has overall responsibility for our company's finance and legal matters. From May 1992 through December 1994, Mr. Chia was Regional Financial Controller (Asia and Middle East) for Anadrill Technical Services, Inc. From January 1995 to April 1996, Mr. Chia was Regional Controller (Asia, Australia and Middle East) for Sedco Forex Technical Services, Inc. Mr. Chia has been an Alternate Director on the Board of Directors of Chartered Silicon Partners Pte Ltd since July 1998 and was appointed to its Board of Directors in April 1999. He has also been an Alternate Director on the Board of Directors of Silicon Manufacturing Partners Pte Ltd since October 1998. Mr. Chia received his Bachelor of Business (Accountancy), with distinction, from Edith Cowan University, Australia and is a Certified Practicing Accountant by the Australian Society of CPAs.

MICHAEL J. REKUC

         Michael J. Rekuc has served as President of our North American operations since March 1999. From 1976 until March 1999, Mr. Rekuc held sales, management and director positions in the semiconductor product sector of Motorola Inc. His most recent positions at Motorola Inc. included worldwide responsibilities as global sales director for wireless subscriber systems and a two year role as vice president and sales director for PC, computing and peripherals. Mr. Rekuc holds a BSc in Electrical Engineering from Lawrence University of Michigan.

ROBERT BAXTER

         Robert Baxter has served as our Senior Vice President, Business Operations since July 1998 with overall responsibility for regional sales, worldwide marketing, customer engineering and EDA teams in planning and executing business strategies. Mr. Baxter has more than 23 years of working experience in the semiconductor industry. He started his career with Texas Instruments in 1976 and later joined Motorola Corporation in 1982. Prior to joining Chartered, Mr. Baxter was Vice President and General Manager of Motorola's Advanced Digital Consumer Division based in Tokyo. He also ran Microcontroller Business Divisions based in Europe and in Austin, Texas for Motorola Inc. He has served on the Board of Directors of Chartered Silicon Partners Pte Ltd since October 1998. Mr. Baxter holds a BSc
(Hons) in Applied Physics and Electronics from Durham University, United
Kingdom.

JOHN DOCHERTY

         John Docherty has served as our Senior Vice President, Manufacturing Operations since September 1998 and has overall responsibility for wafer fab manufacturing operations, and leading our fab operations, turnkey services and supply management activities. Mr. Docherty has more than 24 years experience in the semiconductor industry. Prior to joining Chartered, Mr. Docherty was the Vice President and Director of European Manufacturing for Motorola Inc.'s wafer fabrication facilities in Scotland and France. Mr. Docherty has served on the Boards of Directors of Chartered Silicon Partners Pte Ltd and Silicon Manufacturing Partners Pte Ltd since October 1998. Mr. Docherty graduated from Napier University, Edinburgh, United Kingdom and holds a Business Diploma from Strathclyde University, Glasgow.

BRIAN KLENE

         Brian Klene has served as our Vice President, Strategic Development since October 1998 and has overall responsibility for strategic business development and planning activities and intellectual property management. Mr. Klene has also served as Vice President, Worldwide Marketing. Mr. Klene has more than 20 years of working experience in the semiconductor and communications industry. Prior to joining Chartered, Mr. Klene was Executive Vice President of Sales and Marketing at Micron Technology and was with IBM from 1979 to 1989. Mr. Klene received an MBA from the University of Southern California and his BA from The Citadel.

JOHN MARTIN

         John Martin has served as our Vice President, Technology Development since January 1998 and has overall responsibility for our internal and external technology development activities. Dr. Martin has more than 25 years of experience in the semiconductor industry. He began his semiconductor career with Rockwell International Microelectronics in 1973. From 1981 to 1997, Dr. Martin held various positions in Motorola Inc.'s Semiconductor Products Sector. Dr. Martin holds a Ph.D. in Inorganic Chemistry from the University of Arkansas and a BA (Chemistry) from DePauw University.

LAU CHI KWAN

         Lau Chi Kwan has served as our Vice President, Quality, Reliability and Assurance since January 1998 and has overall responsibility for our quality operations, total quality management and quality engineering support, which includes failure analysis and reliability engineering. From 1994 to 1997, Dr. Lau was our Yield Engineering Manager and subsequently our Research and Development Director. Dr. Lau has 23 years of experience in the semiconductor industry, largely in research and development. Prior to joining Chartered, Dr. Lau was a project manager for Hewlett-Packard's Circuit Technology Business Division. He began his career in 1976 with Microwave Acoustics Lab of the University of Southern California and subsequently continued his research and engineering work at Texas Instruments for three years and Hewlett-Packard for 11 years. Dr. Lau received a BSc from the University of Hawaii and MSc from the University of Wisconsin. Dr. Lau received his Ph.D. from the University of Southern California.

JUSTIN LIM

         Justin Lim has served as our Vice President, Information Technology since February 1998 and has overall responsibility for the development and application of information technology for our business, operational and strategic needs. Dr. Lim has 16 years of experience in the semiconductor industry, largely in information technology support and development work. He began his career in 1983 with Fairchild Semiconductor which was later acquired by National Semiconductor Pte Ltd in 1988. Dr. Lim was with National Semiconductor from 1988 to 1995. From 1995 to 1998, Dr. Lim was the Director of Services for FASTech Integration Asia for three years. Dr. Lim received his Ph.D. in Electrical Engineering from the University of Swansea, UK in 1983 after obtaining his BSC (Electro-Mechanical Eng) (1st Class Hons) there in 1980. He also holds a MBA from the National University of Singapore.

TAN SENG CHAI

         Tan Seng Chai has served as our Vice President, Human Resources since July 1999 and has overall responsibility for the development and implementation of policies and processes in our human resource management system. From October 1997 to June 1999, Mr. Tan was our Human Resource Director. Mr. Tan joined our company as human resource manager in April 1996. He has more than 12 years of experience in the semiconductor industry. He began his career at National Semiconductor in 1987 where he held various positions in engineering, production and human resource management. Mr. Tan later joined Creative Technology Ltd in 1994 and prior to joining Chartered, he was Creative's Senior Manager, Human Resource. Mr. Tan holds a Bachelor of Engineering (Hons) from the National University of Singapore in 1987 and a MSc (Industrial and System Eng) from the National University of Singapore in 1991.

BOARD COMPOSITION AND COMMITTEES

         Our Articles of Association set the minimum number of directors at two. We currently have 11 directors and two alternate directors. A portion of our directors are elected at each annual general meeting of shareholders. The number of directors retiring and eligible to stand for reelection each year varies, but generally it is equal to one-third of the board, with the directors who have been in office longest since their reelection or appointment standing for reelection. Our Chief Executive Officer and President will not be required to stand for reelection as a director while he or she is in office. Because ST and its affiliates own approximately 70.1% of our outstanding ordinary shares, they are able to control actions over many matters requiring approval by our shareholders, including the election of directors.

         The Executive Resource and Compensation Committee, or the ERCC, of our Board of Directors oversees executive compensation and development in our company with the goal of building capable and committed management teams through competitive compensation, focused management and progressive policies which can attract, motivate and retain a pool of talented executives to meet our current and future growth plans. Specifically, the ERCC:

     -  establishes compensation policies for key executives;

     -  approves salary reviews, bonuses and incentives for key executives;

     - approves share incentives, including share options and share ownership for executives;

     - approves key appointments and reviews succession plans for key positions; and

     -  oversees the development of key executives and younger executives.

         The members of the ERCC are Ms. Ho (chairman) and Messrs. Borrel, Lim, Thompson, Sum and Tobey.

         The Audit Committee of our Board of Directors consists of four members, of which a majority may not be officers or employees of our company. The Audit Committee reviews, acts on and reports to the Board of Directors regarding various auditing and accounting matters, including the scope and results of annual audits and the recommendation of our independent auditors. The Audit Committee also reviews all material transactions between us and the Singapore Technologies group. Please see "Item 13. Interest of Management in Certain Transactions" for a description of our relationship with ST. The members of the Audit Committee are Messrs. Sum (chairman), Koh, La Blanc and Tobey. Nasdaq has recently adopted new rules in connection with audit committees. We are in the process of reviewing our Audit Committee charter, structure and membership requirements and will amend them as necessary to comply with Nasdaq's new rules.

         The Budget Committee of our Board of Directors is responsible for reviewing our annual budget and our quarterly financial performance in relation to our budget. The members of the Budget Committee are Messrs. Borrel (chairman), Lim, Van Tassel and Sum.

ITEM 11. COMPENSATION OF DIRECTORS AND OFFICERS

         The aggregate compensation we paid to or accrued for all of our directors and executive officers for services rendered to us and our subsidiaries during the fiscal year ended December 31, 1999 was approximately $5.0 million. We did not set aside any provision for pension, retirement or similar benefits for any director or officer during the fiscal year ended December 31, 1999. We also provide our directors and certain of our officers with customary director or officer insurance, as appropriate.

         All of our officers and employees are eligible to participate in our employee bonus plans. The plans provide for bonus payments based upon our achievement of certain operational, financial and customer satisfaction targets. Upon achievement of these targets, the participants in our plans are awarded bonuses based on a percentage of their annual salary. Our President and Chief Executive Officer is entitled to a guaranteed minimum annual bonus pursuant to his employment agreement.

ITEM 12. OPTIONS TO PURCHASE SECURITIES FROM REGISTRANT OR SUBSIDIARIES

ISSUANCE OF SHARE OPTIONS

         As of March 15, 2000, options to purchase 32,242,131 ordinary shares were issued and outstanding, of which 15,737,296 were held by our officers and directors. The outstanding options were granted under our 1999 Share Option Plan. The exercise prices of these options range from S$0.93 to S$3.344. The expiration dates of the options range from April 2004 to October 2009. In April 2000, we expect to grant to our officers, directors and employees options under our 1999 Share Option Plan to purchase approximately 18,000,000 ordinary shares. The exercise price of such options will be the fair market value of our ordinary shares at the time of the grant.

EMPLOYEE BENEFIT PLANS

1999 SHARE OPTION PLAN

         Effective March 30, 1999, we adopted our 1999 Share Option Plan. The purpose of the plan is to offer selected individuals an opportunity to acquire or increase a proprietary interest in our company by purchasing our ordinary shares. Options granted under the 1999 plan may be nonstatutory options or incentive share options intended to qualify under Section 422 of the United States Internal Revenue Code.

         The 1999 plan is administered by the ERCC. Our employees, outside directors and consultants are eligible to receive option grants except as follows:

     - employees of our affiliates and our outside directors and consultants are not eligible for the grant of incentive share options;

     - employees, outside directors and consultants of our affiliates who are residents or citizens of the United States are not eligible for the grant of options; and

     - employees of SMP who are residents or citizens of the United States are not eligible for the grant of options.

         An individual who owns more than 10% of the total combined voting power of all classes of our outstanding shares is not eligible for the grant of options unless:

     - the exercise price of the option is at least 110% of the fair market value of a share on the date of grant; and

     - in the case of an incentive stock option, such option by its terms is not exercisable after the expiration of five years from the date of grant.

         The aggregate number of shares that may be issued under the 1999 plan and under any other share incentive and option schemes or agreements may not exceed 107,160,000 shares (subject to adjustment pursuant to the plan). If an outstanding option expires for any reason or is cancelled or otherwise terminated, the shares allocable to the unexercised portion of such option will again be available for the purposes of the plan and all other share incentive and option schemes approved by the ERCC.

         The exercise price of an incentive stock option shall not be less than 100% of the fair market value of a share on the date of grant. In no event will the exercise price for an option be below par value.

         The exercisability of options outstanding under the 1999 plan may be fully or partially accelerated under certain circumstances such as a change in control of our company, as defined in the 1999 plan. In addition, the vesting periods of 17,273,481 outstanding options were accelerated by 12 months upon the closing of our initial public offering.

         Each grant under the 1999 plan is evidenced by a share option agreement and the term of options granted may not exceed 10 years from the date of grant. If the optionee's service with us is terminated, the optionee's outstanding options, to the extent then exercisable, remain exercisable for a specified period (which is based on the reason for the termination) following the date of termination. All options which are not exercisable at the date of termination lapse when the optionee's service terminates.

         Options are generally not transferable under the plan. Shares issued upon the exercise of an option are subject to such rights of first refusal as the ERCC may determine.

         In the event of certain changes in our capitalization, our Board of Directors will make appropriate adjustments in one or more of the number of shares available for future grants under the 1999 plan, the number of shares covered by each outstanding option or the exercise price of each outstanding option. If we are a party to a merger or consolidation, outstanding options will be subject to the agreement of merger or consolidation.

         The 1999 plan will terminate automatically on March 30, 2009. The ERCC may amend, suspend or terminate the 1999 plan at any time and for any reason, provided that any amendment which increases the number of shares available for issuance under the 1999 plan, or which materially changes the class of persons who are eligible for the grant of incentive share options, will be subject to the approval of our shareholders.

         We amended the plan in connection with our initial public offering to enable the plan and, at the ERCC's discretion, awards granted thereunder, to comply with Section 162(m) of the United States Internal Revenue Code.

ITEM 13. INTEREST OF MANAGEMENT IN CERTAIN TRANSACTIONS

WHAT IS THE SINGAPORE TECHNOLOGIES GROUP

         Singapore Technologies Pte Ltd, or ST, is a holding company for a group of high-technology companies. As of December 31, 1999, ST was 21.7% owned by Singapore Technologies Holdings Pte Ltd, or ST Holdings. ST and ST Holdings were 78.3% and 100% owned, respectively, by Temasek Holdings (Private) Limited through which the corporate investments of the Government of Singapore are held. Temasek is owned by the Minister for Finance (Incorporated) of Singapore. ST owns 100% of Singapore Technologies Semiconductors Pte Ltd, or ST Semiconductors. As of March 15, 2000, ST and ST Semiconductors hold approximately a 39.0% and 31.1% interest in our company, respectively. ST Semiconductors holds interests in our sister companies, STATS and Tritech Microelectronics Ltd (for which provisional liquidators were appointed effective September 1, 1999), or Tritech. In 1999, our revenues represented approximately 21% of ST's revenues and our assets represented approximately 19% of ST's assets (in each case, based on unaudited numbers).

         ST has five principal business groups: engineering, technology, infrastructure, property and financial services. ST has three operating subsidiaries that are engaged in the semiconductor business, namely:

     -  Chartered Semiconductor Manufacturing Ltd;

     -  STATS; and

     -  Tritech (in liquidation).

         STATS specializes in assembly and testing of semiconductors. STATS consummated its initial public offering on February 8, 2000. Tritech, which is in liquidation, was in the business of designing, developing and marketing application specific standard products as well as customer specific semiconductors. ST may in the future establish other subsidiaries, or form strategic alliances with companies, which are engaged in the semiconductor business.

         As of March 15, 2000, ST and its affiliates own approximately 70.1% of our outstanding ordinary shares and, as a result, are able to control actions over many matters requiring approval by our shareholders, including the election of directors and approval of significant corporate transactions. In addition, Ms. Ho and Messrs. Lim, Sum, Koh, Thomas and Liow, each a member of our Board of Directors (other than Messrs. Thomas and Liow who serve as alternate members), serve as directors of companies in the Singapore Technologies group. Ms. Ho and Messrs. Lim and Thomas, each a member (or alternate member) of our Board of Directors, are employed by companies in the Singapore Technologies group.

         In 1996, our Board of Directors established an Audit Committee that, among other things, reviews all material transactions between us and the Singapore Technologies group. Please see "Item 10. Directors and Officers of Registrant -- Board Composition and Committees" for a summary of the function and composition of the Audit Committee. Mr. Sum, the chairman of the Audit Committee, also serves as a consultant to ST and serves as a director for other ST affiliates.

         We also have contractual and other business relationships with ST and its affiliates and we engage in material transactions with ST from time to time. Although our Audit Committee reviews all material transactions between our company and the Singapore

Technologies group, conflicts of interest may arise between us in certain circumstances. We are not obligated to conduct any business with members of the ST group if the costs of doing so are greater than for unaffiliated third parties.

FINANCIAL SUPPORT PROVIDED TO US BY SINGAPORE TECHNOLOGIES GROUP

         Through its subsidiary, ST Treasury Services Ltd, ST currently provides us with short-term financing and guarantees some of our debt. Certain of our loan agreements require ST to own at least a majority of our outstanding ordinary shares. ST Treasury Services Ltd has also in the past provided loans to us and has entered into forward foreign exchange contracts with us to provide a hedge for certain of our equipment purchase commitments with foreign vendors. As of December 31, 1999, approximately $202.2 million of our debt was guaranteed by ST at no cost. In addition, $153.7 million of our debt was guaranteed by commercial banks at the request of ST, at a weighted average cost to us of 0.29%.

         In addition, from time to time we advance funds to, or borrow funds from, ST Treasury Services Ltd. (and from ST prior to the second half of 1998). In general, advances to and borrowings from ST and ST Treasury bear interest at rates comparable to the rates offered by commercial banks in Singapore, are unsecured and are repayable within three to six months on a renewable basis. The amount of interest income received from ST in 1997 and 1998 was $0.2 million and $0.8 million respectively. The amount of interest income received from ST Treasury in 1998 and 1999 was $0.9 million and $2.8 million, respectively. The amount of interest expense paid to ST was $12.7 million and $6.6 million in 1997 and 1998 respectively. The amount of interest expense paid to ST Treasury in 1998 and 1999 was $2.3 million and $0.1 million, respectively. The average rate of interest payable in 1997, 1998 and 1999 to ST and ST Treasury for our Singapore dollar denominated borrowings was 4.89%, 7.13% and 2.74% respectively, and 6.06%, 6.33% and 6.13% respectively, for our U.S. dollar denominated borrowings.

         We have also entered into an oral multi-currency credit facility with ST Treasury in connection with our borrowing arrangements with it. Under this facility, ST Treasury has agreed to make available to us funds of up to $100 million. We may, upon notice to ST Treasury, draw down at any time any amount available under the facility. We are not restricted in our utilization of drawn funds. Funds drawn under the facility are required to be repaid within one year of the date on which they are drawn. Payment schedules and directions will be as agreed to by us and ST Treasury at the time of the draw down. Unless otherwise agreed to, amounts drawn under the facility are unsecured and neither we nor ST Treasury are subject to conditions or events of default. Interest on drawn funds accrues at a rate based on the monthly average interest rate of three banks, as chosen by ST Treasury. As of December 31, 1999, there were no unsecured borrowings outstanding under this facility.

         While ST has historically provided credit and other support to us, ST has no obligation to continue doing so and the availability and amount of such support will depend on various factors, including our ability to raise funds without such support and the expenses relating to such fundraising.

CORPORATE SERVICES PROVIDED TO US BY SINGAPORE TECHNOLOGIES

         We have a service agreement with ST pursuant to which it provides us with services and support which are tangible as well as intangible in nature. The services provided by ST include management and corporate support services, such as treasury, cash management, internal audit, training, executive resources and corporate secretarial services. In addition, ST is able to offer us the benefits of a global network and the "Singapore Technologies" name and ST's wide spectrum of industries provide us with operational and financial leverages in our dealings with external third parties. In return for those services, support and benefits, we currently pay ST an annual management fee based on a service based fee arrangement. In addition, we reimburse ST for the third-party costs and expenses it incurs on our behalf.

         In 1997, 1998 and 1999, we paid management fees to ST of $5.7 million, $4.9 million and $3.8 million, respectively. In addition, we reimbursed ST for costs and expenses incurred on our behalf, principally certain of our payroll expenses paid through ST. Those reimbursements totaled $5.6 million, $5.7 million and $6.5 million in 1997, 1998 and 1999, respectively.

         The service agreement expires in the event we cease to be a subsidiary of ST. It can be terminated by ST upon our prolonged failure to pay the management fees due to ST. The management fees we pay ST under the service agreement are itemized to allow us to compare them with similar services provided by unrelated third parties. We also believe that we derive economic benefits from the corporate services and support ST provides us. For example, ST guarantees a portion of our debt without fees or covenants and provides standby credit facilities without charge. In addition, we have used ST's leverage to secure loans and terms (including interest rates and covenants) that we would not otherwise have obtained.

         In the event that the service agreement is terminated, however, we will be required to provide the corporate services previously provided by ST either internally or obtain them from third parties and the cost to us could be greater than that charged by ST.

OTHER TRANSACTIONS WITH THE SINGAPORE TECHNOLOGIES GROUP

         We transact business with ST and its affiliates in the normal course of our respective businesses. We recorded sales to Tritech of $20.8 million, $6.2 million and $1.3 million in 1997, 1998 and 1999, respectively. These sales represented 5.5%, 1.5% and 0.2% of our net sales for the respective periods. Tritech was placed under judicial management on July 2, 1999 and commenced winding-up proceedings on October 15, 1999.

         We paid STATS $13.3 million, $22.7 million and $33.9 million in 1997, 1998 and 1999, respectively, for services rendered in those years. We also paid affiliates of ST $3.0 million, $1.4 million and $7.6 million in 1997, 1998 and 1999, respectively, for services rendered in those years. We purchased $1.0 million, $0.9 million and $0.6 million in assets from affiliates of ST in 1997, 1998 and 1999, respectively. We also paid ST Construction and ST Architects $2.6 million, $1.1 million and $0.1 million in 1997, 1998 and 1999, respectively, for construction costs rendered in those years.

         Fabs 2 and 3 and our corporate offices are located on land leased to ST by Jurong Town Corporation, or JTC, a statutory board established by the Government of Singapore to develop and manage industrial estates in Singapore. These leases run until 2024 with conditional options to extend for another 30 years. We have entered into sub-leases with ST for the entire term of the leases for Fabs 2 and 3. The sub-leases for Fab 2 and Fab 3 require us to make rental payments to ST at rates equal to the rent paid by ST to JTC for the subject land through 2006 for Fab 2 and 2024 for Fab 3. The rental rates may be re-negotiated thereafter. In total, we paid ST $2.1 million, $1.6 million and $2.5 million, respectively, in lease payments for 1997, 1998 and 1999.

         CSP leases the land on which Fab 6 is located from ST, which in turn leases it from JTC. The agreement provides for the land to be leased to ST until 2027, with a conditional option to extend for an additional 30 years. CSP makes rental payments to ST at rates equal to the rent paid by ST to JTC for the subject land through 2027. CSP paid ST $0.5 million, $0.9 million and $1.1 million in lease payments for 1997, 1998 and 1999, respectively. We expect ST to lease the land on which Fab 7 is being built from JTC and to sublease that land to us on terms similar to those of our other leases with ST.

         Some of our insurance coverage is held under various insurance policies which are negotiated and maintained by ST but billed directly to us. This enables us to benefit from the group rates negotiated by ST.

                                    PART III

ITEM 15. DEFAULTS UPON SENIOR SECURITIES

         None.

ITEM 16. CHANGES IN SECURITIES AND CHANGES IN SECURITY FOR REGISTERED SECURITIES AND USE OF PROCEEDS

         As of March 15, 2000, of the net proceeds from our initial public offering, approximately $24.4 million has been used for an equity injection in CSP, $8.8 million has been used for an equity injection in SMP and $40.1 million has been used for capital expenditures. The remaining proceeds are invested in various time deposits with institutions. None of the net proceeds from our initial public offering were paid, directly or indirectly to any of our directors, officers or general partners or any of their associates, or to any persons owing ten percent or more of any class of our equity securities, or any affiliates.

                                     PART IV

ITEM 17. FINANCIAL STATEMENTS

         The Company has responded to Item 18 in lieu of responding to this item.

ITEM 18. FINANCIAL STATEMENTS

         See Item 19 (a) for a list of financial statements filed under Item 18.

ITEM 19. FINANCIAL STATEMENTS AND EXHIBITS

         (a)      Financial Statements

                  The following financial statements are filed as part of this document, together with the report of the independent auditors:

                      Report of Independent Auditors

                      Consolidated Balance Sheets as of December 31, 1998 and
                      1999

                      Consolidated Statements of Operations and Comprehensive Income (Loss) for the years ended December 31, 1997, 1998 and 1999

                      Consolidated Statements of Shareholders' Equity for the years ended December 31, 1997, 1998 and 1999

                      Consolidated Statements of Cash Flows for the years ended December 31, 1997, 1998 and 1999

                      Notes to Consolidated Financial Statements

         (b) Exhibits

     *3             Memorandum and Articles of Association of the Registrant

     *4.1           Specimen certificate for ordinary shares

    **4.2           Deposit Agreement dated November 4, 1999 by and among the Registrant, Citibank, N.A. and the holders and beneficial owners of American Depositary Shares evidenced by American Depositary Receipts issued thereunder (including as an exhibit, the form of American Depositary Receipt)

    *10.1           Joint Venture Agreement dated March 13, 1997 by and among the Registrant, Hewlett-Packard Europe
                    B.V. and EDB Investments Pte Ltd

    *10.2           Amendment Agreement No. 1 to Joint Venture Agreement dated July 4, 1997 by and among the
                    Registrant, Hewlett-Packard Europe B.V. and EDB Investments Pte Ltd

    *10.3           Amendment No. 2 to Joint Venture Agreement dated October 1, 1999 by and among the Registrant,
                    Hewlett-Packard Europe B.V. and EDB Investments Pte Ltd

   **10.4           Deed of Accession and Ratification dated November 9, 1999 by and among the Registrant, EDB
                    Investments Pte Ltd, Hewlett-Packard Europe B.V. and Agilent Technologies Europe B.V. relating to the Joint Venture Agreement dated March 13, 1997, as amended

    *10.5           Option Agreement dated July 4, 1997 by and among the Registrant, Hewlett-Packard Europe B.V. and
                    EDB Investments Pte Ltd

   **10.6           Deed of Accession and Ratification dated November 9, 1999 by and among the Registrant, EDB
                    Investments Pte Ltd, Hewlett-Packard Europe B.V. and Agilent Technologies Europe B.V. relating to the Option Agreement dated July 4, 1997

    *10.7           Assured Supply and Demand Agreement dated July 4, 1997 by and among the Registrant, Chartered
                    Silicon Partners Pte Ltd and Hewlett-Packard Company

    *10.8           Amendment Agreement No. 2 to Assured Supply and Demand Agreement dated June 17, 1999 by and among the Registrant, Chartered Silicon Partners Pte Ltd and Hewlett-Packard Company

   **10.9           Novation and Amendment Agreement dated November 9, 1999 by and among Chartered Silicon Partners Pte
                    Ltd, the Registrant, Hewlett-Packard Company and Agilent Technologies, Inc. relating to the Assured
                    Supply and Demand Agreement 64-225 dated July 4, 1997, as amended

   *10.10           Joint Venture Agreement dated December 19, 1997 by and between the Registrant and Lucent

                    Technologies Microelectronics Pte Ltd

    *10.11          Assured Supply and Demand Agreement dated February 17, 1998 by and among the Registrant, Silicon
                    Manufacturing Partners Pte Ltd and Lucent Technologies Microelectronics Pte Ltd

    *10.12          Supplemental Assured Supply and Demand Agreement dated September 3, 1999 by and among the
                    Registrant, Silicon Manufacturing Partners Pte Ltd and Lucent Technologies Microelectronics Pte
                    Ltd

    *10.13          License and Technology Transfer Agreement dated July 4, 1997 by and among the Registrant,
                    Chartered Silicon Partners Pte Ltd and Hewlett-Packard Company

   **10.14          Novation and Amendment Agreement dated November 9, 1999 by and among Chartered Silicon Partners
                    Pte Ltd, the Registrant, Hewlett-Packard Company and Agilent Technologies, Inc. relating to the
                    License and Technology Transfer Agreement 64-224 dated July 4, 1997

    *10.15          License and Technology Transfer Agreement dated February 17, 1998 by and among the Registrant,
                    Lucent Technologies Microelectronics Pte Ltd and Silicon Manufacturing Partners Pte Ltd

    *10.16          Technology Transfer Agreement dated February 17, 1998 by and between the Registrant and Lucent
                    Technologies Inc.

    *10.17          Technology Transfer and License Agreement dated May 20, 1999 by and among the Registrant,
                    Chartered Silicon Partners Pte Ltd and Motorola, Inc.

    +10.18          First Ancillary Agreement to the Technology Transfer and License Agreement dated January 24, 2000 by and among the Registrant, Chartered Silicon Partners Pte Ltd and Motorola, Inc.

    *10.19          Patent License Agreement dated January 1, 1998 by and between the Registrant and Lucent
                    Technologies Inc.

    *10.20          Patent License Agreement dated January 1, 1995 by and between the Registrant and International
                    Business Machines Corporation

    *10.21          Patent Cross License Agreement dated August 12, 1999 by and between the Registrant and Toshiba
                    Corporation

    *10.22          Joint Development Agreement for Process Technologies dated February 18, 1999 by and between the
                    Registrant and Lucent Technologies Inc.

   **10.23          ST Group Management and Support Services Agreement dated November 1, 1999 by and between the
                    Registrant and Singapore Technologies Pte Ltd

    *10.24          Loan Agreement dated August 1, 1995 by and between the Registrant and the Economic Development
                    Board of Singapore

    *10.25          Loan Agreement dated April 14, 1997 by and between the Registrant and the Economic Development Board of Singapore, as supplemented on May 29, 1997

    *10.26          Loan Agreement dated July 21, 1997 by and between the Registrant and the Economic Development
                    Board of Singapore

    *10.27          Loan Agreement dated February 11, 1997 by and between the Registrant and Post Office Savings Bank of Singapore

    *10.28          Loan Agreement dated June 10, 1997 by and between the Registrant and Post Office Savings Bank of
                    Singapore

    *10.29          Credit Agreement dated March 12, 1998 by and among Chartered Silicon Partners Pte Ltd, the banks named on the signature pages thereto, as lenders, and ABN Amro Bank N.V. (Singapore Branch), as
                    Agent, as supplemented on December 14, 1998

   **10.30          Second Supplemental Agreement dated November 9, 1999 by and among Chartered Silicon Partners Pte
                    Ltd, the banks on the signature pages thereto, as Lenders, and ABN Amro Bank N.V. (Singapore
                    Branch), as agent

    *10.31          Shareholders Undertaking dated July 1, 1998 by and among the Registrant, Chartered Silicon
                    Partners Pte Ltd, EDB Investments Pte Ltd, Hewlett-Packard Europe B.V. and ABN Amro Bank N.V.
                    (Singapore Branch), as Agent, as supplemented on December 16, 1998

   **10.32          Second Supplemental Shareholders Undertaking dated November 9, 1999 by and among Chartered

                    Silicon Partners Pte Ltd, as Borrower, the Registrant, EDB Investments Pte Ltd, Agilent Technologies
                    Europe B.V., as Shareholders, Hewlett-Packard Europe B.V., as Retiring Shareholder, and ABN Amro
                    Bank N.F. (Singapore Branch), as Agent

    *10.33          Syndicated Credit Facilities Agreement dated September 3, 1999 by and among Silicon Manufacturing
                    Partners Pte Ltd, ABN Amro Bank N.V. (Singapore Branch), Citibank, N.A. (Singapore Branch) and
                    Overseas Union Bank Limited, as Lead Arrangers, the banks and financial institutions named on the signature pages thereto, as lenders, Citicorp Investment Bank (Singapore) Limited, as Facility
                    Agent, and Citicorp Investment Bank (Singapore) Limited, as Security Agent

    *10.34          Shareholders Undertaking dated September 3, 1999 by and among the Registrant, Lucent Technologies
                    Microelectronics Pte Ltd, Silicon Manufacturing Partners Pte Ltd and Citicorp Investment Bank
                    (Singapore) Limited

    *10.35          Lease of Lot 2164 Mukim 3-2 Science Park Drive dated January 18, 1995 by and between Technology
                    Parks Private Limited and the Registrant

    *10.36          Building Agreement relating to Private Lot A12787 Mukim No. 13 Sembawang dated April 11, 1995 by and between Jurong Town Corporation and Singapore Technologies Pte Ltd

    *10.37          Agreement for Sub-License and Sub-Lease dated September 30, 1997 by and between Singapore
                    Technologies Pte Ltd and the Registrant relating to Private Lot A12787 Mukim No. 13 Sembawang

    *10.38          Building Agreement relating to Private Lot A12787(a) Woodlands Industrial Park D, Mukim No. 13
                    Sembawang dated February 17, 1998 by and between Jurong Town Corporation and Singapore
                    Technologies Pte Ltd

    *10.39          First Supplementary Agreement to Building Agreement relating to Private Lot A 12787(a) Woodlands
                    Industrial Park D, Mukim No. 13 dated October 7, 1998 by and between Jurong Town Corporation and
                    Singapore Technologies Pte Ltd

    *10.40          Building Agreement relating to Private Lot A12787(b) Woodlands Industrial Park D, Mukim No. 13
                    Sembawang dated February 17, 1998 by and between Jurong Town Corporation and Singapore
                    Technologies Pte Ltd

    *10.41          First Supplementary Agreement to Building Agreement relating to Private Lot A12787(b) Woodlands
                    Industrial Park D, Mukim No. 13 dated October 7, 1998 by and between Jurong Town Corporation and
                    Singapore Technologies Pte Ltd

    *10.42          Agreement for Sub-License and Sub-Lease (Private Lot A12787(a)) dated February 17, 1998 by and between Singapore Technologies Pte Ltd and the Registrant

    *10.43          Agreement for Sub-License and Sub-Lease (Private Lot A12787(b)) dated February 17, 1998 by and between Singapore Technologies Pte Ltd and the Registrant

    *10.44          Sub-Lease dated February 17, 1998 by and between the Registrant and Silicon Manufacturing
                    Partners Pte Ltd

    *10.45          Building Agreement relating to Private Lot A12787(d) Woodlands Industrial Park D, Mokim No. 13
                    Sembawang dated September 24, 1999 by and between Jurong Town Corporation and Singapore
                    Technologies Pte Ltd

    *10.46          Agreement for Sub-License and Sub-Lease (Private Lot A12787(d)) dated September 24, 1999 by and between Singapore Technologies Pte Ltd and Chartered Silicon Partners Pte Ltd

     23             Consent of Allen & Gledhil

----------

+ Certain portions of this exhibit have been omitted pursuant to a request for confidential treatment filed with the Commission. The omitted portions have been separately filed with the Commission.

* Filed as an exhibit to the Company's Registration Statement on Form F-1 (Registration No. 333-88397), which exhibit is incorporated herein by reference

** Filed as an exhibit to the Company's Current Report on Form 6-K (File No. 000-27811), which exhibit is incorporated herein by reference.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1934, as amended, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                     CHARTERED SEMICONDUCTOR MANUFACTURING LTD

                                     By:  /s/ Chia Song Hwee
                                          --------------------------------------
                                          Name:  Chia Song Hwee
                                          Title: Senior Vice President and
                                                 Chief Financial Officer

         Pursuant to the requirements of the Securities Act of 1934, as amended, this Registration Statement has been signed by the following persons in the capacities indicated:

              SIGNATURE                                          TITLE                                  DATE
              ---------                                          -----                                  ----
            /s/ Ho Ching                   Chairman of the Board                                   March 20, 2000
--------------------------------------
              HO CHING

          /s/ Lim Ming Seong               Deputy Chairman of the Board                            March 20, 2000
--------------------------------------
           LIM MING SEONG

         /s/ Barry Waite                   President and Chief Executive Officer                   March 20, 2000
--------------------------------------     (principal executive officer)
             BARRY WAITE

         /s/ Chia Song Hwee                Senior Vice President and Chief Financial Officer       March 20, 2000
--------------------------------------     (principal financial and accounting officer)
           CHIA SONG HWEE

          /s/ Sum Soon Lim                 Director                                                March 20, 2000
--------------------------------------
           SUM SOON LIM

       /s/ James H. Van Tassel             Director                                                March 20, 2000
--------------------------------------
         JAMES H. VAN TASSEL

         /s/ Aubrey C. Tobey               Director                                                March 20, 2000
--------------------------------------
           AUBREY C. TOBEY

     /s/ Robert Edmund La Blanc            Director                                                March 20, 2000
--------------------------------------
       ROBERT EDMUND LA BLANC

          /s/ Andre Borrel                 Director                                                March 20, 2000
--------------------------------------
           ANDRE BORREL

       /s/ Charles E. Thompson             Director                                                March 20, 2000
--------------------------------------
        CHARLES E. THOMPSON

          /s/ Koh Beng Seng                Director                                                March 20, 2000
--------------------------------------
            KOH BENG SENG

         /s/ Tsugio Makimoto               Director                                                March 20, 2000
--------------------------------------
           TSUGIO MAKIMOTO

                    CHARTERED SEMICONDUCTOR MANUFACTURING LTD
                                AND SUBSIDIARIES

                          INDEX TO FINANCIAL STATEMENTS


                                                                          PAGE
Independent Auditors' Report                                               F-2
Consolidated Balance Sheets                                                F-3
Consolidated Statements of Operations and Comprehensive Income (Loss)      F-4
Consolidated Statements of Shareholders' Equity                            F-5
Consolidated Statements of Cash Flows                                      F-6
Notes to the Financial Statements                                          F-8

                          INDEPENDENT AUDITORS' REPORT


The Board of Directors and Shareholders
Chartered Semiconductor Manufacturing Ltd:


We have audited the accompanying consolidated balance sheets of Chartered Semiconductor Manufacturing Ltd and subsidiaries as of December 31, 1998 and 1999, and the related consolidated statements of operations and comprehensive income (loss), shareholders' equity and cash flows for the years ended December 31, 1997, 1998 and 1999. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Singapore Standards on Auditing issued by the Institute of Certified Public Accountants of Singapore ("ICPAS"), which set forth standards which are substantially similar to generally accepted auditing standards in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Chartered Semiconductor Manufacturing Ltd and subsidiaries as of December 31, 1998 and 1999, and the consolidated results of their operations and their cash flows for the years ended December 31, 1997, 1998 and 1999, in conformity with generally accepted accounting principles in the United States of America.






/s/ KPMG
Singapore

February 8, 2000

           CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEETS
                        As of December 31, 1998 and 1999
                 In thousands of US Dollars (except share data)


                                                                NOTE      1998           1999
ASSETS
Cash and cash equivalents ..................................     3     $    99,619    $   544,996
Accounts receivable
   Trade ...................................................     4          71,285        117,165
   Others ..................................................     4          12,703         24,061
Amounts due from ST and ST affiliates ......................    22           2,591          1,622
Amounts due from CSP .......................................                 1,095              -
Amounts due from SMP .......................................                 5,568          6,324
Inventories ................................................     5          29,476         33,619
Prepaid expenses ...........................................                   895          2,000
                                                                       -----------    -----------
      Total current assets .................................               223,232        729,787

Investment in CSP ..........................................     6          34,158              -
Investment in SMP ..........................................     6          24,329         47,036
Other assets ...............................................                50,905         45,453
Technology license agreements ..............................     7           6,916         28,526
Property, plant and equipment, net .........................     9         981,970      1,282,106
                                                                       -----------    -----------
      Total assets .........................................           $ 1,321,510    $ 2,132,908
                                                                       ===========    ===========

LIABILITIES AND SHAREHOLDERS' EQUITY
Accounts payable
   Trade ...................................................           $     8,530    $    10,560
   Fixed asset purchases ...................................                22,829        141,841
Current installments of obligations under capital leases ...    10           4,329          5,767
Current installments of long-term debt .....................    11          49,046        119,991
Bank overdrafts ............................................    12           3,082              -
Accrued operating expenses .................................    13          84,918        127,147
Amounts due to ST and ST affiliates ........................    22          10,607          9,775
Income taxes payable .......................................                   662          2,921
Other current liabilities ..................................    14          26,130         17,223
                                                                       -----------    -----------
      Total current liabilities ............................               210,133        435,225
Obligations under capital leases, excluding
   current installments ....................................    10          13,414          7,822
Long-term debt, excluding current installments .............    11         419,545        423,668
Customer deposits ..........................................    15          47,087         39,804
Other liabilities ..........................................    16          30,085         27,475
                                                                       -----------    -----------
      Total liabilities ....................................               720,264        933,994
Minority interest ..........................................                     -         57,164

SHAREHOLDERS' EQUITY
Share capital:  ordinary shares of S$0.26 each
   Authorized:  3,076,923,079 shares
   Issued and outstanding: 1998 - 1,000,106,881 shares,
      1999 - 1,278,977,923 shares ..........................    18         221,433        264,529
Subscription receivable ....................................               (12,341)             -
Additional paid-in capital .................................    19         689,970      1,207,656
Retained deficit ...........................................    20        (245,120)      (277,739)
Accumulated other comprehensive loss .......................               (52,696)       (52,696)
                                                                       -----------    -----------
      Total shareholders' equity ...........................               601,246      1,141,750
                                                                       -----------    -----------
Commitments and contingencies ..............................    23
      Total liabilities and shareholders' equity ...........           $ 1,321,510    $ 2,132,908
                                                                       ===========    ===========


          See accompanying notes to consolidated financial statements.

           CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF OPERATIONS
                         AND COMPREHENSIVE INCOME (LOSS)
              For the Years Ended December 31, 1997, 1998 and 1999
          In thousands of US Dollars (except share and per share data)


                                                                      1997              1998              1999
Net revenue ................................................      $   379,761       $   422,622       $   694,258
Cost of revenue ............................................         (368,521)         (439,668)         (527,023)
                                                                  -----------       -----------       -----------
Gross profit (loss) ........................................           11,240           (17,046)          167,235
                                                                  -----------       -----------       -----------

OPERATING EXPENSES
   Research and development ................................           26,553            43,419            58,894
   Fab start-up costs ......................................           10,908             1,455             8,442
   Sales and marketing .....................................           20,184            31,872            34,359
   General and administrative ..............................           30,144            37,389            44,619
   Costs incurred on termination of development program ....                -            31,776             6,500
   Stock-based compensation (note 24) ......................            2,024            (2,780)           20,094
                                                                  -----------       -----------       -----------
      Total operating expenses .............................           89,813           143,131           172,908
                                                                  -----------       -----------       -----------

Operating loss .............................................          (78,573)         (160,177)           (5,673)
Equity in loss of CSP ......................................           (1,272)           (5,577)           (9,528)
Equity in loss of SMP ......................................                -           (14,857)          (23,282)
Other income ...............................................            4,860             4,680             5,739
Interest income ............................................              179             1,690             6,733
Interest expense ...........................................          (12,782)          (20,137)          (17,822)
Exchange gain (loss) .......................................          (31,678)            5,237             5,862
                                                                  -----------       -----------       -----------
Loss before income taxes ...................................         (119,266)         (189,141)          (37,971)
Income tax expense .........................................             (355)             (865)           (2,131)
                                                                  -----------       -----------       -----------
Loss before minority interest ..............................         (119,621)         (190,006)          (40,102)
Minority interest in loss of CSP ...........................                -                 -             7,483
                                                                  -----------       -----------       -----------
Net loss ...................................................      $  (119,621)      $  (190,006)      $   (32,619)
                                                                  ===========       ===========       ===========

Other comprehensive loss -
   foreign currency translation ............................      $   (62,020)      $    (8,794)        $       -
                                                                  -----------       -----------       -----------
Comprehensive loss .........................................      $  (181,641)      $  (198,800)      $   (32,619)
                                                                  ===========       ===========       ===========

Net loss per share and ADS:
Basic net loss per share ...................................      $     (0.24)      $     (0.24)      $     (0.03)
Diluted net loss per share .................................      $     (0.24)      $     (0.24)      $     (0.03)
Basic net loss per ADS .....................................      $     (2.44)      $     (2.42)      $     (0.32)
Diluted net loss per ADS ...................................      $     (2.44)      $     (2.42)      $     (0.32)
Number of shares (in thousands) used in computing:
   - basic net loss per share ..............................          490,407           784,541         1,035,181
   - diluted net loss per share ............................          490,407           784,541         1,035,181
Number of ADS (in thousands) used in computing:
   - basic net loss per ADS ................................           49,041            78,454           103,518
   - diluted net loss per ADS ..............................           49,041            78,454           103,518


          See accompanying notes to consolidated financial statements.

           CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES
                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
              For the Years Ended December 31, 1997, 1998 and 1999
                                  In thousands


                                                                                 SUBSCRIP-        ADDITIONAL
                                                                                   TION             PAID-IN
                                                  ORDINARY SHARES               RECEIVABLE          CAPITAL
                                            -----------------------------       -----------       -----------
                                                        NO.
Balance at January 1, 1997 ...........          502,351       $   143,183       $   (10,943)      $   275,031
Net loss .............................                -                 -                 -                 -
Distribution .........................                -                 -                 -                 -
Payment of subscription receivable ...                -                 -             1,260                 -
Other changes in unearned
     compensation, net ...............                -                 -                 -             3,093
Issuance of shares ...................            1,103               201              (882)              700
Amortization of stock compensation ...                -                 -                 -                 -
Foreign currency translation .........                -                 -                 -                 -
                                            -----------       -----------       -----------       -----------
Balance at December 31, 1997 .........          503,454           143,384           (10,565)          278,824
Net loss .............................                -                 -                 -                 -
Payment of subscription receivable ...                -                 -             1,193                 -
Other changes in unearned
     compensation, net ...............                -                 -                 -            (4,601)
Issuance of shares ...................          496,653            78,049            (2,969)          415,747
Amortization of stock compensation ...                -                 -                 -                 -
Foreign currency translation .........                -                 -                 -                 -
                                            -----------       -----------       -----------       -----------
Balance at December 31, 1998 .........        1,000,107           221,433           (12,341)          689,970
Net loss .............................                -                 -                 -                 -
Issuance of shares ...................            6,133               959            (1,302)            2,991
Payment of subscription receivable ...                -                 -             1,801                 -
Other changes in unearned
     compensation, net ...............                -                 -                 -            15,526
Amortization of stock compensation ...                -                 -                 -                 -
Cancellation of partly paid shares ...          (14,762)           (2,570)           11,842           (11,642)
Amortization of stock compensation ...                -                 -                 -             6,938
Initial public offering, net of
     expenses ........................          287,500            44,707                 -           503,414
Share options issued and charged
     to SMP ..........................                -                 -                 -               459
                                            -----------       -----------       -----------       -----------
Balance at December 31, 1999 .........        1,278,978       $   264,529                 -       $ 1,207,656
                                            ===========       ===========       ===========       ===========


                                                                                 ACCUMULATED
                                                                                    OTHER
                                                                                   COMPRE-            TOTAL
                                               UNEARNED           RETAINED         HENSIVE            SHARE-
                                                COMPEN-           EARNINGS          INCOME           HOLDERS'
                                                SATION           (DEFICIT)          (LOSS)            EQUITY
                                              -----------       -----------      ------------       -----------

Balance at January 1, 1997 ...........        $      (752)      $    64,600       $    18,118       $   489,237
Net loss .............................                  -          (119,621)                -          (119,621)
Distribution .........................                  -               (93)                -               (93)
Payment of subscription receivable ...                  -                 -                 -             1,260
Other changes in unearned
     compensation, net ...............             (3,093)                -                 -                 -
Issuance of shares ...................                  -                 -                 -                19
Amortization of stock compensation ...              2,024                 -                 -             2,024
Foreign currency translation .........                  -                 -           (62,020)          (62,020)
                                              -----------       -----------       -----------       -----------
Balance at December 31, 1997 .........             (1,821)          (55,114)          (43,902)          310,806
Net loss .............................                  -          (190,006)                -          (190,006)
Payment of subscription receivable ...                  -                 -                 -             1,193
Other changes in unearned
     compensation, net ...............              4,601                 -                 -                 -
Issuance of shares ...................                  -                 -                 -           490,827
Amortization of stock compensation ...             (2,780)                -                 -            (2,780)
Foreign currency translation .........                  -                 -            (8,794)           (8,794)
                                              -----------       -----------       -----------       -----------
Balance at December 31, 1998 .........                  -          (245,120)          (52,696)          601,246
Net loss .............................                  -           (32,619)                -           (32,619)
Issuance of shares ...................                  -                 -                 -             2,648
Payment of subscription receivable ...                  -                 -                 -             1,801
Other changes in unearned
     compensation, net ...............            (15,526)                -                 -                 -
Amortization of stock compensation ...             12,138                 -                 -            12,138
Cancellation of partly paid shares ...              3,388                 -                 -             1,018
Amortization of stock compensation ...                  -                 -                 -             6,938
Initial public offering, net of
     expenses ........................                  -                 -                 -           548,121
Share options issued and charged
     to SMP ..........................                  -                 -                 -               459
                                              -----------       -----------       -----------       -----------
Balance at December 31, 1999 .........                  -       $  (277,739)      $   (52,696)      $ 1,141,750
                                              ===========       ===========       ===========       ===========


          See accompanying notes to consolidated financial statements.

           CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
              For the Years Ended December 31, 1997, 1998 and 1999
                           In thousands of US Dollars


                                                                 1997            1998           1999
                                                                   $               $              $
CASH FLOWS FROM OPERATING ACTIVITIES

Net loss .................................................      (119,621)      (190,006)       (32,619)
Adjustments to reconcile net loss to net
   cash provided by operating activities:
   Equity in loss of CSP .................................         1,272          5,577          9,528
   Equity in loss of SMP .................................             -         14,857         23,282
   Depreciation and amortization .........................       173,762        226,903        271,406
   Foreign exchange (gain) loss ..........................        41,734         (4,843)        (8,003)
   Loss on disposal of property, plant and equipment .....           623          7,342          2,656
   Minority interest in loss of CSP ......................             -              -         (7,483)
   Costs on termination of development program ...........             -         31,776              -
   Stock-based compensation ..............................         2,024         (2,780)        20,094
   Others ................................................          (491)           475         (2,093)
Change in operating working capital:
   Accounts receivable ...................................      (106,390)        36,545        (49,066)
   Amounts due from ST and ST affiliates .................         3,166            257          5,407
   Amounts due from CSP ..................................          (666)        (1,095)        (8,314)
   Amounts due from SMP ..................................             -         (5,568)         2,224
   Inventories ...........................................       (22,664)        28,069         (4,143)
   Prepaid expenses ......................................           129            164           (717)
   Trade accounts payable ................................         7,189         (4,408)           109
   Accrued operating expenses ............................        23,091         27,550         35,763
   Other current liabilities .............................        (1,532)       (17,967)         3,889
   Amounts due to ST and ST affiliates ...................         4,346          3,696          2,165
Advances to suppliers ....................................       (18,875)            61          4,884
Income taxes payable .....................................           116            325          2,085
                                                                --------       --------       --------
Net cash (used in) provided by operating activities ......       (12,787)       156,930        271,054

CASH FLOWS FROM INVESTING ACTIVITIES

Cash acquired on consolidation of CSP ....................             -              -          3,056
Proceeds from sale of property, plant and equipment ......           256          2,246         19,981
Purchase of property, plant and equipment ................      (410,551)      (279,368)      (340,305)
Technology license fees paid .............................        (5,878)        (7,790)        (5,200)
Investment in CSP ........................................        (6,108)       (34,492)        (8,976)
Investment in SMP ........................................             -        (39,186)       (45,989)
                                                                --------       --------       --------
Net cash used in investing activities ....................      (422,281)      (358,590)      (377,433)

CASH FLOWS FROM FINANCING ACTIVITIES

Bank overdrafts ..........................................        (1,502)         1,643         (3,082)
Customer deposits, net ...................................        79,755        (60,851)       (30,076)
Loans from ST and ST affiliates
    - borrowings .........................................       824,288        410,051         69,500
    - repayments .........................................      (681,235)      (738,400)       (69,500)
Long term debt
    - borrowings .........................................       258,245        193,900         70,500
    - repayments .........................................       (25,615)        (8,993)       (65,748)
Issuance of shares by the Company ........................         1,279        492,909        552,570
Issuance of shares by CSP to minority shareholders .......             -              -         32,360
Capital lease payments ...................................        (3,407)        (5,317)        (4,680)
                                                                --------       --------       --------
Net cash provided by financing activities ................       451,808        284,942        551,844

                                                            1997        1998        1999
                                                              $           $           $
Net increase in cash and cash equivalents ...............   16,740      83,282     445,465
Effect of exchange rate changes on cash
   and cash equivalents .................................      (19)     (7,448)        (88)
Cash and cash equivalents at the beginning of the year ..    7,064      23,785      99,619
                                                          --------    --------    --------
Cash and cash equivalents at the end of the year ........   23,785      99,619     544,996
                                                          ========    ========    ========

Supplemental Cash Flow Information

Interest paid (net of amounts capitalized) ..............    9,597      25,451      21,211
Income taxes paid (received) ............................      206         285        (248)


          See accompanying notes to consolidated financial statements.

           CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES
                       NOTES TO THE FINANCIAL STATEMENTS
                        December 31, 1997, 1998 and 1999
                 In thousands of US Dollars (except share data)

1.      BUSINESS AND ORGANIZATION

        Chartered Semiconductor Manufacturing Ltd (the "Company") is an independent semiconductor foundry providing wafer fabrication services and technologies. The Company operates in Singapore and has service operations in seven countries in North America, Europe and Asia. Its principal markets are the United States of America, Taiwan, Europe and Japan.

        The Company is a subsidiary of Singapore Technologies Pte Ltd ("ST"), which is itself ultimately wholly-owned by Temasek Holdings (Private) Limited ("Temasek"). Temasek is the holding company through which the corporate investments of the government of Singapore are held.

        In March 1997, the Company, Hewlett-Packard Europe B.V. ("HP Europe") and EDB Investments Pte Ltd ("EDBI") formed Chartered Silicon Partners Pte Ltd ("CSP"), in which the Company had a non-controlling 51% equity interest which was accounted for on the equity method. Effective October 1, 1999, the Company, HP Europe and EDBI amended their strategic alliance agreement by eliminating some of CSP's minority shareholders' approval rights over CSP's annual business plan. It also increased the thresholds for asset dispositions, borrowings and capital expenditures that would require the approval of CSP's minority shareholders. As a result of the amendment, the Company treats CSP as a consolidated subsidiary from October 1, 1999 forward. HP Europe has subsequently assigned its strategic alliance agreement relating to CSP to Agilent Technologies Europe B.V.

        Effective October 1, 1999, the Company amended its strategic alliance agreement relating to CSP. As a consequence of these changes, the Company ceased equity-accounting of its investment in CSP and consolidated CSP from that date. The following is a summary of the effect of the consolidation of CSP from that date:

Cash and cash equivalents .............      $   3,056
Accounts receivable ...................         13,288
Prepaid expenses ......................            388
Technology license agreements .........          8,333
Property, plant and equipment, net ....        136,826
Accounts payable ......................         (9,990)
Accrued operating expenses ............         (7,810)
Amount due to ST and ST affiliates ....         (1,974)
Other current liabilities .............           (171)
Long-term debt ........................        (76,000)
Minority interest .....................        (32,286)
                                             ---------
Investment in CSP .....................      $  33,660
                                             =========


        In January 1998, the Company and Lucent Technologies Microelectronics Pte Ltd formed Silicon Manufacturing Partners Pte Ltd ("SMP"), in which the Company has a 49% equity interest. The Company accounts for SMP on the equity method. See Note 2(d).

           CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES
                       NOTES TO THE FINANCIAL STATEMENTS
                        December 31, 1997, 1998 and 1999
                 In thousands of US Dollars (except share data)

2.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES


        (a)     ACCOUNTING PRINCIPLES

        The consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States ("US GAAP") consistently applied for all periods.


        (b)     USE OF ESTIMATES

        The preparation of the consolidated financial statements in accordance with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported revenues and expenses during the reporting period. Actual results could differ from these estimates.


        (c)     PRINCIPLES OF CONSOLIDATION

        The consolidated financial statements reflect the consolidated accounts of Chartered Semiconductor Manufacturing Ltd and its majority owned and controlled affiliates. Intercompany accounts and transactions have been eliminated in consolidation.


        (d)     INVESTMENT IN CSP AND SMP

        The equity accounting method is applied for the investment in SMP, as well as for the investment in CSP in the period prior to October 1, 1999. The Company's share of the results of their operations is included in the consolidated statement of operations. The Company's equity interest in these equity affiliates, including its share of accumulated post-formation results, was included as investment in CSP (prior to October 1, 1999) and SMP in the consolidated balance sheet.

        (e)     FUNCTIONAL CURRENCY

        Through June 30, 1998, the Company's functional currency was Singapore dollars. Effective July 1, 1998, the Company changed its functional currency to US dollars.

        The Singapore dollar was the functional currency of the Company because, historically, the Singapore dollar was the currency of primary economic environment in which the operations of the Company were conducted. However, significant changes in economic facts necessitated a change in the Company's functional currency from the Singapore dollar to the US dollar. The Company's business has changed in that a more significant portion of its revenue is derived from companies based outside of Singapore, principally the United States. There continues to be less financial dependence of the Company on its parent. There are ongoing changes in sources of financing from Singapore dollars to US dollars. With more of the Company's transactions and cash flows denominated in US dollars, the functional currency changed effective July 1, 1998 from the Singapore dollar to the US dollar.

           CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES
                       NOTES TO THE FINANCIAL STATEMENTS
                        December 31, 1997, 1998 and 1999
                 In thousands of US Dollars (except share data)

        Concurrently with the change in functional currency, the Company converted the majority of its debt financing to US dollars by entering into forward exchange contracts which had the effect of redenominating the non-US dollar loans to US dollar loans.

        The change in functional currency was recognized through the translation of Singapore dollar amounts of the Company's non-monetary assets, principally property, plant and equipment at June 30, 1998, to US dollars on July 1, 1998 with those US dollar amounts becoming the accounting basis for those assets at July 1, 1998 and for subsequent periods. The $52,696 cumulative translation adjustment at July 1, 1998 in shareholders' equity prior to the change remains as a separate component of accumulated other comprehensive loss.

        (f)     FOREIGN CURRENCY TRANSACTIONS

        Assets and liabilities which are denominated in foreign currencies are converted into the functional currency at the rates of exchange prevailing at the balance sheet date. Income and expenses are converted at the rates of exchange at transaction dates prevailing during the year. Foreign currency transaction gains or losses are included in results of operations, except as described below with respect to forward foreign exchange contracts utilized as a hedge against firm commitments.

        (g)     REVENUE RECOGNITION

        Revenue represents the invoiced value of goods and services supplied, excluding goods and services tax, less allowance for returns. Revenue is recognized upon shipment of goods.

        (h)     GRANTS

        Asset-related government grants consist of grants for the purchase of equipment used for research and development activities. Asset-related grants are presented in the consolidated balance sheet as deferred grants and are credited to other income on the straight-line basis over the estimated useful lives of the relevant assets.

        Income-related government grants are subsidies of training and research and development expenses. Income-related grants are credited to other income when it becomes probable that expenditures already incurred will constitute qualifying expenditures for purposes of reimbursement under the grants, which is typically substantially concurrent with the expenditures. See Note 16.

        (i)     FAB START-UP COSTS

        The Company expenses costs related to start-up activities, including fab start-up costs, as they are incurred.

        (j)     RESEARCH AND DEVELOPMENT COSTS

        Research and development costs, which are expensed as incurred, were $26,553, $43,419 and $58,894 in 1997, 1998 and 1999, respectively.

           CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES
                       NOTES TO THE FINANCIAL STATEMENTS
                        December 31, 1997, 1998 and 1999
                 In thousands of US Dollars (except share data)

        (k)     STOCK-BASED EMPLOYEE COMPENSATION

        The Company measures stock-based employee compensation cost for financial statement purposes in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25"), and its related interpretations and includes pro forma information in Note 24 in accordance with Statement of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock-Based Compensation". Compensation cost for stock options granted to employees in connection with the Company's fixed option plan is measured as the excess of fair market value of the stock subject to the option at the grant date over the exercise price of the option. Compensation cost for options granted to employees under the Company's variable option plans is recorded over the requisite vesting periods based upon the current market value of the Company's stock at the end of each period.

        Compensation cost for stock options granted to non-employees in connection with the Company's fixed option plan is measured as the fair market value of the stock options valued based upon an option pricing model over the period in which the options vest.

        (l)     INCOME TAXES

        Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the carrying amounts of existing assets and liabilities in the financial statements and their respective tax bases, and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is recorded for loss carryforwards and other deferred tax assets where it is more likely than not that such loss carryforwards and deferred tax assets will not be realized.

        (m)     DERIVATIVES

        Gains and losses on hedges of existing assets or liabilities are included in the carrying amounts of those assets or liabilities and are ultimately recognized in income as part of those carrying amounts. Gains and losses related to qualifying hedges of firm commitments are deferred and are recognized in income or as adjustments of carrying amounts when the hedged transaction occurs. Any contracts held or issued that do not meet the requirements of a hedge are recorded at fair value in the balance sheet and any changes in that fair value recognized in income.

        (n)     NET INCOME (LOSS) PER SHARE

        The computation of basic net income (loss) and diluted net income (loss) per share are presented in conformity with SFAS No. 128, "Earnings Per Share" for all periods presented.

        The following is a reconciliation of the numerators and denominators of the basic and diluted net income (loss) per share computations prepared in accordance with SFAS No. 128.

           CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES
                       NOTES TO THE FINANCIAL STATEMENTS
                        December 31, 1997, 1998 and 1999
                 In thousands of US Dollars (except share data)


                                                        YEAR  ENDED DECEMBER 31,
                                              1997                                          1998
                                                              PER
                                                             SHARE
                              LOSS           SHARES          AMOUNT           LOSS          SHARES
                                           (THOUSANDS)                                    (THOUSANDS)
Basic net loss
   per share .........      $(119,621)        490,407      $   (0.24)       (190,006)        784,541      $   (0.24)
                            =========       =========      =========       =========       =========      =========

Effect of dilutive
   securities ........                              -                                              -
                                            ---------                                      ---------

Diluted net loss
   per share .........      $(119,621)        490,407      $   (0.24)       (190,006)        784,541      $   (0.24)
                            =========       =========      =========       =========       =========      =========


                                  YEAR  ENDED DECEMBER 31,
                                           1999
                                                            PER
                                                           SHARE
                             LOSS          SHARES          AMOUNT
                                         (THOUSANDS)
Basic net loss
   per share .........      (32,619)      1,035,181      $   (0.03)
                          =========       =========      =========

Effect of dilutive
   securities ........                            -
                                          ---------

Diluted net loss
   per share .........      (32,619)      1,035,181      $   (0.03)
                          =========       =========      =========


        The Company has excluded all outstanding stock options and shares subject to repurchase by ST from the calculation of diluted net loss per share for the years ended December 31, 1997 and 1998 and all outstanding stock options from the calculation of diluted net loss per share for the year ended December 31, 1999 under SFAS No. 128 because all such securities are anti-dilutive for those periods. The total number of shares excluded from the calculations of diluted net loss per share were 13,156,240, 27,015,600 and 15,102,942 for the years ended December 31,
        1997, 1998 and 1999, respectively. All amounts have been restated to reflect the impact of the capital restructuring described in Note 18.


        (o)     COMPREHENSIVE INCOME

        The Company applied SFAS No. 130, "Reporting Comprehensive Income" with respect to reporting and presentation of comprehensive income and its components in a full set of financial statements. Comprehensive income
        (loss) consists of net income (loss) and foreign currency translation adjustments and is presented in the consolidated statements of operations and comprehensive income (loss).


        (p)     CASH AND CASH EQUIVALENTS

        Cash equivalents consist of highly liquid investments that are readily convertible into cash and have original maturities of three months or less.


        (q)     INVENTORIES

        Inventories are stated at the lower of cost, determined on the weighted average basis, or market (net realizable value).


        (r)     TECHNOLOGY LICENSE AGREEMENTS

           CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES
                       NOTES TO THE FINANCIAL STATEMENTS
                        December 31, 1997, 1998 and 1999
                 In thousands of US Dollars (except share data)

        The Company has entered into technology license agreements requiring the payment of licensing fees and royalties. The agreed fees and royalties are recorded as a liability and an intangible asset. The intangible assets are amortized to results of operations on the straight-line basis over their estimated useful lives. See Note 7.

        (s)     PROPERTY, PLANT AND EQUIPMENT

        Property, plant and equipment are stated at cost less accumulated depreciation. Depreciation is calculated on the straight-line method over the following periods:


            Buildings                               - 20 years (or, if shorter, the
                                                      remaining period of the lease of
                                                      the land on which the buildings
                                                      are erected)

            Mechanical and electrical installations - 10 years

            Equipment and machinery                 - 5 years

            Office and computer equipment           - 2 to 5 years


        The Company capitalizes interest with respect to major assets under installation and construction until such assets are ready for use. See
        Note 9 for details of capitalized interest. Repairs and replacements of a routine nature are expensed, while those that extend the life of an asset are capitalized.

        Plant and equipment under capital leases are stated at the present value of minimum lease payments. Plant and equipment held under capital leases and leasehold improvements are amortized straight-line over the shorter of the lease term or estimated useful life of the asset.


        (t) IMPAIRMENT OF LONG-LIVED ASSETS AND LONG-LIVED ASSETS TO BE DISPOSED OF

        The Company reviews long-lived assets and certain identifiable intangibles for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.


        (u)     OPERATING LEASES

        Rental payments under operating leases are expensed on a straight-line basis over the periods of the respective leases.


        (v)     CONCENTRATION OF RISK

        The Company is an independent foundry that fabricates integrated circuits on silicon wafers for customers in the semiconductor industry. The five largest customers of the Company accounted for 48%, 43% and 38% of net revenue in the years ended December 31, 1997, 1998 and 1999, respectively (see Note 21). The Company believes that the concentration of its credit risk in trade receivables is mitigated substantially by its credit evaluation process, credit policies and credit control and collection procedures.

        In addition, certain of the Company`s treasury management activities are undertaken by ST or carried out together with other companies in the ST Group. The Company participates in a pooled cash management arrangement and places short-term advances with other companies in the ST Group. The Company also contracts substantially all of its forward purchases of foreign exchange with ST, where required for the purpose of hedging future foreign currency commitments. See Notes 3 and 23(f).


        (w)     SEGMENT DISCLOSURES

        Disclosures on business segments are made under SFAS No. 131, "Disclosures About Segments of an Enterprise and Related Information". Under SFAS No. 131, a public company reports descriptive information about its reportable operating segments. Operating segments, as defined, are components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. The Company operates in a single reportable segment.


3.      CASH AND CASH EQUIVALENTS

        Cash and cash equivalents at December 31, 1998 and 1999 consist of the following:


                                              1998          1999
Cash at banks and in hand ............      $  6,747      $432,094
Cash equivalents - ST pooled cash ....        92,872       112,902
                                            --------      --------
                                            $ 99,619      $544,996
                                            ========      ========


        Certain of the Company`s treasury management activities are undertaken by ST or its affiliates. The Company participates in a pooled cash management arrangement under which the Company may place surplus cash with ST as short-term advances of less than three months.


4.      ACCOUNTS RECEIVABLE

        Trade accounts receivable at December 31, 1998 and 1999 consist of the following:


                                             1998            1999
Trade receivables ..................      $  76,264       $ 122,712
Allowance for doubtful accounts ....         (4,979)         (5,547)
                                          ---------       ---------
                                          $  71,285       $ 117,165
                                          =========       =========

           CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES
                       NOTES TO THE FINANCIAL STATEMENTS
                        December 31, 1997, 1998 and 1999
                 In thousands of US Dollars (except share data)

      Movements in the allowance for doubtful accounts are as follows:


                                         1997          1998         1999
Beginning ......................      $ 7,175       $ 3,957      $ 4,979
Utilized in year ...............            -             -         (322)
Charge (credit) for the year ...       (2,058)          993          890
Translation adjustment .........       (1,160)           29            -
                                      -------       -------      -------
Ending .........................      $ 3,957       $ 4,979      $ 5,547
                                      =======       =======      =======


        Other receivables at December 31, 1998 and 1999 consist of the following:


                                              1998         1999
Advances to suppliers ................      $ 4,944      $   227
Loans to employees ...................        1,097        1,480
Deposits .............................          466          785
Receivable from research partners ....        3,333        6,726
Others ...............................        2,863       14,843
                                            -------      -------
                                            $12,703      $24,061
                                            =======      =======


5.      INVENTORIES

        Inventories at December 31, 1998 and 1999 consist of the following:


                                                 1998           1999
Raw materials ...........................      $  6,279       $  3,908
Work in process .........................        17,206         21,650
Consumable supplies and spares ..........        10,184          8,186
                                               --------       --------
                                                 33,669         33,744
Allowance for inventory obsolescence ....        (4,193)          (125)
                                               --------       --------
                                               $ 29,476       $ 33,619
                                               ========       ========


        Movements in the allowance for inventory obsolescence are as follows:


                                  1997          1998          1999
Beginning .................      $   654       $   458       $ 4,193
Utilized in year ..........       (1,467)            -        (4,133)
Charge for the year .......        1,114         3,744            65
Translation adjustment ....          157            (9)            -
                                 -------       -------       -------
Ending ....................      $   458       $ 4,193       $   125
                                 =======       =======       =======

           CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES
                       NOTES TO THE FINANCIAL STATEMENTS
                        December 31, 1997, 1998 and 1999
                 In thousands of US Dollars (except share data)

6.     INVESTMENT IN CSP AND SMP

        The investment in CSP at December 31, 1998 and the investment in SMP at December 31, 1998 and 1999 consist of the following:


                                                       1998           1999

CSP

Cost ..........................................      $ 40,600       $      -
Share of retained post-formation loss .........        (6,849)             -
Translation adjustments .......................           407              -
                                                     --------       --------
                                                     $ 34,158       $      -
                                                     ========       ========

SMP

Cost ..........................................      $ 39,186       $ 85,175
Share of retained post-formation loss .........       (14,857)       (38,139)
                                                     --------       --------
                                                     $ 24,329       $ 47,036
                                                     ========       ========


        CSP and SMP are semiconductor foundries providing wafer fabrication services and technologies. The Company accounts for its 49% investment in SMP using the equity method. Because the minority owners of CSP had certain approval or veto rights which allowed them to participate in management, CSP was not consolidated and was accounted for using the equity method until September 30, 1999.

        On October 1, 1999, the strategic alliance agreement relating to CSP was revised and, since then, the Company has accounted for its 51% investment in CSP on a consolidated basis.

        Under the terms of the strategic alliance agreements, the Company is committed to making an equity investment in CSP of up to $215,429, of which $83,259 has been invested, and in SMP of up to $122,200, of which $85,175 has been invested.

        Under the strategic alliance agreement with the majority shareholder of SMP, in arriving at the share of net income attributable to the Company, the Company is entitled to the margins from sales to customers directed to SMP by the Company, after deducting 49% share of the overhead costs of SMP. Accordingly, SMP's net results are not expected to be shared in the same ratio as the equity holding. The Company accounts for its due share of SMP's net results in accordance with the terms in the foregoing agreement.

        SMP commenced recording of sales in the quarter ended June 30, 1999 which amounted to $27,707 in the current year ended December 31, 1999.

                  CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES
                       NOTES TO THE FINANCIAL STATEMENTS
                        December 31, 1997, 1998 and 1999
                 In thousands of US Dollars (except share data)

        Shown below is aggregated summarized financial information for CSP (prior to October 1, 1999) and SMP:


                                           1998            1999
Current assets ....................      $  21,151       $  40,495
Property, plant and equipment .....        240,574         300,556
Short-term debt ...................        (75,460)              -
Other current liabilities .........        (38,642)        (52,821)
Long-term debt ....................        (31,000)       (187,000)
                                         ---------       ---------
Shareholders' equity ..............      $ 116,623       $ 101,230
                                         =========       =========


                            1997           1998           1999
Net revenue .......       $     -       $      -       $ 66,143
Gross loss ........             -              -        (47,839)
Operating loss ....        (2,571)       (42,430)       (74,180)
Net loss ..........        (2,494)       (41,256)       (66,493)


7.      TECHNOLOGY LICENSE AGREEMENTS

        Technology license agreements at December 31, 1998 and 1999 consist of the following:


                                                                 1998           1999
Technology licenses, at cost ............................      $ 32,284       $ 62,284
Accumulated amortization ................................       (25,368)       (33,758)
                                                               --------       --------
                                                               $  6,916       $ 28,526
                                                               ========       ========

Future payments under the agreements are as follows:

Unconditional fixed obligations payable .................      $ 39,250       $ 69,250
Total payments to date ..................................       (30,770)       (45,970)
                                                               --------       --------
                                                               $  8,480       $ 23,280
                                                               ========       ========

Current installments (see note 14) ......................      $  1,280       $ 11,280
Non-current installments (see note 16) ..................         7,200         12,000
                                                               --------       --------
                                                               $  8,480       $ 23,280
                                                               ========       ========

           CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES
                       NOTES TO THE FINANCIAL STATEMENTS
                        December 31, 1997, 1998 and 1999
                 In thousands of US Dollars (except share data)

8.      DEVELOPMENT PROGRAM TERMINATION COSTS

        During 1998, the Company discontinued its technology transfer and licensing arrangement entered into for a development program which the Company decided to terminate. In connection with the discontinuation of this development program, certain equipment previously purchased and yet to be placed into production was identified by management in 1998 as redundant and to be disposed of in the near term. The Company recorded a non-cash impairment loss of $30,938 in adjusting the carrying value of such equipment to $5,961, the estimated fair value of such equipment less selling costs, and wrote off all unamortized technology license costs of $838. The impaired equipment was removed from service for all purposes at the time the impairment charge was recognized. The Company sold one item of equipment in 1999 and is in the process of evaluating bids to purchase the remaining equipment and expects to complete these disposals in 2000. Additionally, the Company recorded a $6,500 charge for a final cash settlement amount in 1999 for the termination of the licensing arrangement.

           CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES
                       NOTES TO THE FINANCIAL STATEMENTS
                        December 31, 1997, 1998 and 1999
                 In thousands of US Dollars (except share data)

9.      PROPERTY, PLANT AND EQUIPMENT

        Property, plant and equipment at December 31, 1998 and 1999 consist of the following:


                                                        1998            1999
COST
Buildings .....................................      $  147,685      $  153,023
Mechanical and electrical installations .......         268,606         252,589
Equipment and machinery .......................       1,048,744       1,260,608
Office and computer equipment .................          63,112          68,523
Assets under installation and construction ....          11,555         360,371
                                                     ----------      ----------
   Total cost .................................      $1,539,702      $2,095,114
                                                     ==========      ==========

ACCUMULATED DEPRECIATION
Buildings .....................................      $   16,153      $   23,961
Mechanical and electrical installations .......          70,502          87,293
Equipment and machinery .......................         441,815         664,721
Office and computer equipment .................          29,262          37,033
                                                     ----------      ----------
   Total accumulated depreciation .............      $  557,732      $  813,008
                                                     ==========      ==========

Property, plant and equipment (net) ...........      $  981,970      $1,282,106
                                                     ==========      ==========


        Depreciation charged to results of operations amounted to $166,844, $219,900 and $264,683 for 1997, 1998 and 1999, respectively. Buildings consist of wafer plants, including administrative offices, built on land licensed to ST and Technology Parks Pte Ltd, and sub-leased to the Company. See Note 22.

        Included in property, plant and equipment are assets acquired under capital lease obligations with a cost and related accumulated depreciation of approximately $24,000 and $16,000, respectively, at December 31, 1998 and $31,973 and $27,691, respectively, at December 31, 1999.

        Capitalized interest relating to property, plant and equipment amounted to $10,500, $5,970 and $3,793 in the years ended December 31, 1997, 1998 and 1999, respectively.

10.     CAPITAL LEASES

        Future minimum lease payments under the US dollar denominated capital leases for equipment and machinery as of December 31, 1998 and 1999 are as follows:


                                                                   1998           1999
Payable in year ending December 31,
   1999 ...................................................      $  5,363      $       -
   2000 ...................................................         6,387          6,496
   2001 ...................................................         8,106          8,196
                                                                 --------       --------
Total minimum lease payments ..............................        19,856         14,692
Amounts representing interest at rates ranging
   from 5.90% to 6.06% per annum ..........................        (2,113)        (1,103)
                                                                 --------       --------
Present value of minimum lease payments ...................        17,743         13,589
Less current installments of capital lease obligations ....        (4,329)        (5,767)
                                                                 --------       --------
Obligations under capital leases, excluding
   current installments ...................................      $ 13,414       $  7,822
                                                                 ========       ========

           CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES
                       NOTES TO THE FINANCIAL STATEMENTS
                        December 31, 1997, 1998 and 1999
                 In thousands of US Dollars (except share data)

        The minimum lease payments are guaranteed by ST.


11.     LONG-TERM DEBT

        Long-term debt at December 31, 1998 and 1999 consists of the following:


                                                            1998         1999
Singapore dollar loans at fixed rates of 4% to 4.25% ... $ 408,277    $ 355,903
Singapore dollar loans at floating rates ...............    60,314       59,756
US dollar loan at floating rates .......................         -      128,000
                                                         ---------    ---------
                                                           468,591      543,659
Less current installments ..............................   (49,046)    (119,991)
                                                         ---------    ---------
Long-term debt, excluding current installments ......... $ 419,545    $ 423,668
                                                         =========    =========


        All long-term debts are unsecured.

        The fixed rate Singapore dollar loans are guaranteed by ST and contain certain covenants which restrict the ability of the Company to pay dividends without prior approval from the lender. Effective November 1, 1999, the Company's management and services support agreement with ST includes a charge for such guarantees. See note 22. Prior to that date, the Company was not separately charged for the guarantees. The loans are repayable in semi-annual installments and mature between 2002 and 2005.

        The floating rate Singapore dollar loans comprise two loans of equal amounts. Interest is charged at 2% above the lending bank's first tier savings rate in respect of one loan (3.50% and 3% as of December 31, 1998 and 1999), respectively and 1% above the arithmetic mean of Singapore inter-bank rates for deposits quoted by specified banks to the lender (6.44% and 4.06% as of December 31, 1998 and 1999), respectively. The loans are repayable in June 2002 and February 2002 respectively. See note 23(f).

        The floating rate US dollar loan is unsecured and bears interest of 0.56% above the arithmetic mean of Singapore inter-bank rates for deposits quoted by specified banks to the lender (6.75% as of December 31, 1999). The loans are repayable in semi-annual installments and mature between 2000 and 2002.

        Annual maturities of long-term loans as of December 31, 1999 are as follows:


Payable in year ending December 31,
   2000 ................................      $119,991
   2001 ................................       119,991
   2002 ................................       179,747
   2003 ................................        68,772
   2004 ................................        27,579
   Thereafter ..........................        27,579
                                              --------
                                              $543,659
                                              ========

           CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES
                       NOTES TO THE FINANCIAL STATEMENTS
                        December 31, 1997, 1998 and 1999
                 In thousands of US Dollars (except share data)

12.     ADDITIONAL CREDIT FACILITIES AND BANK OVERDRAFTS

        As of December 31, 1999, the Company has unutilized banking facilities of approximately $177,838 for short-term advances and bankers' guarantees and an unutilized facility with ST of approximately $100,000.

        The weighted average rate of interest payable on the bank overdrafts was 6.0% as of December 31, 1998.


13.     ACCRUED OPERATING EXPENSES

        Accrued operating expenses at December 31, 1998 and 1999 consist of the following:


                                                           1998          1999
Accrual for employee bonuses and related expenses ....   $ 14,732      $ 40,992
Accrual for vacation liability .......................      2,237         4,460
Accrual for technology costs (see Note 23(g)) ........      7,853        12,126
Unbilled raw materials ...............................     52,113        53,367
Accrual for interest costs ...........................      5,971         5,817
Others ...............................................      2,012        10,385
                                                         --------      --------
                                                         $ 84,918      $127,147
                                                         ========      ========


        Movements in accrual for technology costs are as follows:


                                1997         1998         1999
Beginning ..............      $ 4,261      $ 5,847      $ 7,853
Charge for the year ....        1,586        2,006        4,273
                              -------      -------      -------
Ending .................      $ 5,847      $ 7,853      $12,126
                              =======      =======      =======


14.     OTHER CURRENT LIABILITIES

        Other current liabilities at December 31, 1998 and 1999 consist of the following:


                                                        1998         1999
Obligations payable under technology license
   agreements ...................................      $ 1,280      $11,280
Customer deposits (see note 15) .................       22,795            2
Others ..........................................        2,055        5,941
                                                       -------      -------
                                                       $26,130      $17,223
                                                       =======      =======


15.     CUSTOMER DEPOSITS

        Deposits are received from customers to secure the allocation of agreed levels of wafer capacity. These non-interest bearing deposits are refundable at the end of the agreed period of such allocated capacity, typically about five years.

                  CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND
                 SUBSIDIARIES NOTES TO THE FINANCIAL STATEMENTS
                        December 31, 1997, 1998 and 1999
                 In thousands of US Dollars (except share data)

16.     OTHER LIABILITIES

        Other liabilities at December 31, 1998 and 1999 consist of the following:


                                                                   1998         1999
Obligations payable under technology license agreements ....      $ 7,200      $12,000
Deferred grants (see below) ................................        2,873        3,501
Deferred gain on forward contracts .........................       20,012       11,974
                                                                  -------      -------
                                                                  $30,085      $27,475
                                                                  =======      =======


        The Company has obtained approval for funding of certain research and development projects from the Economic Development Board of Singapore ("EDB"), under the Research and Development Assistance Scheme ("RDAS") administered by EDB. The program provides for funds to be disbursed to the Company over the terms of the projects.


17.     INCOME TAXES

        The Company has been granted pioneer status under the Economic Expansion Incentives (Relief from Income Tax) Act, Chapter 86 of Singapore (the "Act"), for sub-micron technology manufacturing in four of its fabs, effective for ten years from January 1, 1991, July 1, 1996 and January 1, 1998, and the earlier of initial fab production date and December 1, 2000, respectively.

        During the pioneer status period, the Singapore-resident income from pioneer trade is exempt from income tax, subject to compliance with the conditions stated in the certificate and the Act. Income derived from non-pioneer trade during the pioneer period, however, is subject to income tax at the prevailing enacted rate of tax.

        In addition, three fabs have been granted post-pioneer status, which entitles them to a concessionary tax rate of 10% for five years after the expiration of their pioneer status in 2006, 2007, and the earlier of ten years from the initial fab production date and December 1, 2000, respectively.

        The tax-exempt profits arising from the pioneer trade can be distributed as tax-exempt dividends which are not subject to Singapore income tax in the hands of the holders of ordinary shares. Losses arising in the pioneer status period are available for carryforward to be offset against profits arising in subsequent periods, including profits arising after the pioneer status period. Profits arising during the pioneer status period offset any accumulated pioneer loss carryforward balance. Pioneer loss carryforwards are available indefinitely, subject to more than 50% of the Company's equity staying with the same shareholders from the incurrence of the tax loss to its utilization. However, there is no consolidated group taxation offset allowed between the fabs. As of December 31, 1999, the Company has pioneer loss carryforwards of $94,786.

        The income tax expense for the years ended December 31, 1997, 1998 and 1999 represents income tax payable on non-pioneer trade income, principally interest income.

                  CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND
                 SUBSIDIARIES NOTES TO THE FINANCIAL STATEMENTS
                        December 31, 1997, 1998 and 1999
                 In thousands of US Dollars (except share data)

        A reconciliation of the expected tax expense at the statutory rate of tax to the actual tax expense is as follows:


                                                              1997           1998           1999
Income taxes computed at Singapore
   statutory tax rate of 26% .........................      $(31,009)      $(49,177)      $ (9,872)
Permanent non-deductible expenses ....................             -              -          9,220
Pioneer status relief ................................             -              -         (4,769)
Pioneer losses not recognized as deferred benefit ....        30,534         45,893              -
Non-deductible investee losses .......................             -          3,561          8,531
Settlement of prior years' tax claims ................             -              -           (880)
All other items, net .................................           830            588            (99)
                                                            --------       --------       --------
Income tax expense (benefit) .........................      $    355       $    865       $  2,131
                                                            ========       ========       ========


        As of December 31, 1998 and 1999, there are no material deferred tax assets or liabilities since profits during the pioneer status period are not taxable and all temporary differences are expected to reverse within the pioneer status period. Accordingly, no deferred tax assets or liabilities have been recognized.


18.     SHARE CAPITAL

        The Company's authorized share capital at December 31, 1999 was comprised of 3,076,923,079 ordinary shares of Singapore dollars S$0.26 par value each.

        Share capital at December 31, 1998 and 1999 consists of the following:


                                          1998          1999
Issued share capital .............      $160,272      $203,368
Capital reduction (see below) ....        61,161        61,161
                                        --------      --------
                                        $221,433      $264,529
                                        ========      ========


        On November 6, 1992, the Company reorganized its paid-up share capital by the extinguishment of accumulated losses of $61,161 against the paid-up share capital in a capital reduction sanctioned by the High Court of Singapore. The capital reduction does not qualify as a quasi-reorganization under US GAAP and accordingly has not been reflected in the financial statements.

        On September 13, 1999, the Company restructured its share capital with the issuance of one additional fully paid A ordinary share and the cancellation of 20 partly-paid A ordinary shares for every 20 partly paid A ordinary shares. This was approved by the High Court of Singapore on September 30, 1999. Subsequently, the Company on October 14, 1999 merged the A ordinary shares and B ordinary shares into one class of ordinary shares and effected a share split which resulted in each ordinary share with a par value of S$0.4888 being sub-divided into 1.88 ordinary shares with a par value of S$0.26 each.

        All share and per share amounts have been presented herein to reflect the impact of this capital restructuring.

        Under Singapore law, all increases in share capital (including rights issues) require prior shareholders' approval. Singapore law does not provide for the issue of shares of no par value and, except with court approval, prohibits the issue of shares at a discount to par value.

                  CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND
                 SUBSIDIARIES NOTES TO THE FINANCIAL STATEMENTS
                        December 31, 1997, 1998 and 1999
                 In thousands of US Dollars (except share data)

19.     ADDITIONAL PAID-IN CAPITAL

        Additional paid-in capital as of December 31, 1998 and 1999 represents principally the excess of proceeds received from issues of share capital (net of the costs of issue) over the par value of shares issued, which under Singapore law must be credited to the share premium account. The share premium may only be applied in paying up unissued shares to be issued to shareholders, paying up in whole or in part the balance unpaid on shares in issue, in writing off preliminary expenses and share and debenture issue expenses and by provision for premiums payable on the redemption of redeemable preferred shares. The share premium account had a balance of $1,207,656 as of December 31, 1999.


20.     RETAINED EARNINGS

        Singapore law allows dividends to be paid only out of profits of the Company. Shareholders of ordinary shares are not liable for Singapore income tax on dividends paid by the Company out of its tax exempt profits from pioneer activities.


21.     BUSINESS SEGMENT DATA AND MAJOR CUSTOMERS

        The Company operates in a single reportable segment, providing wafer foundry services. All of the Company's products are manufactured and delivered in Singapore.

        The following table presents revenues by country of domicile of customer:


                      1997          1998          1999
USA ..........      $198,288      $265,398      $477,213
Taiwan .......       140,799       134,171        98,842
Singapore ....        25,385         6,409           490
France .......         1,368         2,255        25,844
Japan ........           562         4,976        20,338
Sweden .......             -           236        51,015
Others .......        13,359         9,177        20,516
                    --------      --------      --------
                    $379,761      $422,622      $694,258
                    ========      ========      ========


        Revenues from major customers, as a percentage of total revenue, were as follows:


                                                                   1997         1998        1999
Customer A .................................................         1.0 %       9.6 %      11.1 %
Customer B .................................................        14.0         7.6         6.7
Customer C .................................................        10.4         1.0         5.5
Customer D .................................................        14.6         9.3         0.9
Others .....................................................        60.0        72.5        75.8
                                                                  ------      ------      ------
                                                                   100.0 %     100.0 %     100.0 %
                                                                  ======      ======      ======


        The top five customers of the Company accounted for 48%, 43% and 38% of the Company's net revenue in the years ended December 31, 1997, 1998 and 1999, respectively.

                  CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND
                 SUBSIDIARIES NOTES TO THE FINANCIAL STATEMENTS
                        December 31, 1997, 1998 and 1999
                 In thousands of US Dollars (except share data)

        As a result of such concentration of the customer base, loss or cancellation of business from, or significant changes in scheduled deliveries or decreases in the prices of products sold to, any of these customers could materially and adversely affect the Company's results of operations or financial position.


22.     RELATED PARTY TRANSACTIONS

        (a)     ST

        ST, one of Singapore's largest industrial conglomerates, is indirectly wholly-owned by the government of Singapore. The Company transacts business with ST and its affiliates in the normal course of their respective businesses, including ST Assembly Test Services Ltd ("STATS").

        In addition to the transactions with related parties disclosed in Note 12, the Company had the following significant transactions with related parties:


                                                      1997         1998         1999
ST
   Management fees ............................      $ 5,719      $ 4,897      $ 3,820
   Reimbursement of expenses incurred on
     behalf of the Company ....................        5,594        5,697        6,496
   Rental for leasehold land from ST ..........        2,128        2,020        2,615
   Interest expense ...........................       12,729        6,552            -
Affiliates of ST
   Services purchased from STATS ..............       13,261       22,700       33,905
   Other services purchased ...................        3,034        1,362        7,593
   Net revenue ................................       20,917        6,247       59,031
   Property, plant and equipment purchased ....        1,051          924          588
   Building construction costs ................        2,575        1,101          126
   Interest expense ...........................            -        2,310           95
                                                     =======      =======      =======


        The fabs of the Company are built on land held on long-term operating leases from entities controlled by the government of Singapore. Fab 1 is built on land leased by the Company from Technology Parks Pte Ltd ("TPPL"), a private company wholly-owned by Jurong Town Corporation ("JTC"), under a long-term lease which expires in 2017, with an option, subject to certain conditions, to extend by another 30 years. JTC is a statutory board established by the Singapore government to develop and manage industrial estates in Singapore.

        Fabs 2, 3 and 6 occupy land leased by ST from JTC. The Company has entered into sub-leases with ST in respect of the underlying land for the entire term of the lease between ST and JTC. The leases expire at different times between 2024 and 2027 with an option, subject to certain conditions, to extend for another 30 years.

        Rental rates on JTC and TPPL leases are subject to revisions at market rates at periodic intervals in accordance with the rental agreements, with such increases generally capped at 8% to 10% per annum.

                  CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND
                 SUBSIDIARIES NOTES TO THE FINANCIAL STATEMENTS
                        December 31, 1997, 1998 and 1999
                 In thousands of US Dollars (except share data)

        ST provides management and corporate services to the Company. ST also provides staff loans to senior management staff of the Company, including loans related to subscription amounts associated with the employee share plans described in Note 24. Management fees and expenses incurred on behalf of, or allocated to, the Company by ST are charged to the Company. Under a service agreement dated November 1, 1999, annual management fees are payable for the provision of specified services on mutually agreed terms which the Company believes approximates the cost of providing those services. Fees are also payable as a proportion of revenues for affiliation and network benefits. In addition, fees are payable as a percentage of guarantees and similar financial support provided. Prior to November 1, 1999, these services were subject to a management fee computed based on certain percentages of capital employed, revenue, manpower and payroll.

        Short term financing is also provided by ST to the Company (generally on 3 to 6 months renewable basis) using ST's cost competitive corporate banking advantage in the banking community. Surplus funds are placed with ST from time to time. Advances to and from ST bear interest at rates comparable to rates offered by commercial banks in Singapore. The Company also participates with ST in a cash management program managed by a bank. Under the program, cash balances are pooled and daily cash surpluses or shortfalls may, on a short-term basis, be lent to or borrowed from other ST affiliates participating in the arrangement at prevailing inter-bank rates. The Company controls its bank accounts, subject to such program.

        Tritech Microelectronics Ltd ("Tritech"), an ST affiliate and a fabless designer of semiconductor products, was previously a major customer of the Company. The sales to Tritech were made on substantially the same terms as those available to third parties for similar products and volumes committed. The Company has not made sales to Tritech since it was placed under judicial management on July 2, 1999. Tritech commenced winding-up proceedings on October 15, 1999.

        At December 31, 1998 and 1999, there were the following amounts due from or to ST and its affiliates.


                                                              1998         1999
Amounts due from ST
   Other receivables ..................................      $     -      $   282
Amounts due from ST affiliates
   Accounts receivable
     Trade, net of allowance for doubtful accounts ....        1,481          933
     Others ...........................................        1,110          407
                                                             -------      -------
                                                             $ 2,591      $ 1,622
                                                             =======      =======

Amounts due to ST
   Other current liabilities ..........................      $ 4,654      $   292

Amounts due to ST affiliates
   Accounts payable, trade ............................        4,916        9,483
   Other current liabilities ..........................        1,037            -
                                                             -------      -------
                                                             $10,607      $ 9,775
                                                             =======      =======

                  CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND
                 SUBSIDIARIES NOTES TO THE FINANCIAL STATEMENTS
                        December 31, 1997, 1998 and 1999
                 In thousands of US Dollars (except share data)

        (b)     CSP AND SMP

        The Company provides management and corporate support services including accounting, financial, sales and marketing services, to CSP and SMP and allocates a portion of its costs to CSP and SMP. The Company commenced recording such recharges in 1998, which amounted to $17,623 and $19,684 in the year ended December 31, 1998 and 1999, respectively. The Company is also committed to purchase a specified percentage of SMP's output or compensate SMP for any costs it incurs in connection with unused capacity arising from such specified percentage not purchased.

        (c)     LEASES

        Rental expense with ST for the years ended December 31, 1997, 1998 and 1999 was $2,128, $2,020 and $2,615 respectively.

        Minimum future rental payments on non-cancellable operating leases of factory land leased from ST as of December 31, 1999 are as follows:


Payable in year ending December 31,
   2000 ................................      $ 1,919
   2001 ................................        1,919
   2002 ................................        1,919
   2003 ................................        1,919
   2004 ................................        1,919
   Thereafter ..........................       36,789
                                              -------
                                              $46,384
                                              =======


23.     COMMITMENTS AND CONTINGENCIES

        (a)     LEASES

        Rental expense, excluding amounts payable to ST disclosed in Note 22(a), for the years ended December 31, 1997, 1998 and 1999 was $2,058, $1,949 and $2,163, respectively.

        Minimum future rental payments on non-cancellable operating leases of apartments, excluding amounts payable to ST disclosed in Note 22(b), as of December 31, 1999 are as follows:


Payable in year ending December 31,
   2000 ................................      $3,401
   2001 ................................       2,100
   2002 ................................         276
   2003 ................................         243
   2004 ................................         243
   Thereafter ..........................       3,090
                                              ------
                                              $9,353
                                              ======

                  CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND
                 SUBSIDIARIES NOTES TO THE FINANCIAL STATEMENTS
                        December 31, 1997, 1998 and 1999
                 In thousands of US Dollars (except share data)

        (b)     TECHNOLOGY PARTNER AGREEMENT

        In addition to the technology license agreements described in Note 7, the Company has entered into an agreement with a technology partner under which the Company is required to allocate wafer capacity, as part of the consideration for the process technology the partner transferred and licensed to the Company. The agreement will expire in 2002.


        (c)     SUBSCRIPTION AND PARTICIPATION AGREEMENTS

        The Company entered into subscription and participation agreements with seven customers (the "Equity Investor Customers"), a technology partner and an investor to raise equity for the establishment of a fab. Under the agreements, the Equity Investor Customers, technology partner and the investor subscribed for shares with the right to subscribe for new shares pro-rata to their interest in the Company. The subscription and participation agreements were terminated with effect from November 5, 1999.

        The Company continues to be committed to provide the Equity Investor Customers and technology partner with rights to wafer capacity first granted under those agreements.


        (d)     DEPOSIT AGREEMENTS

        The Company entered into deposit and supply agreements with six customers under which the customers are required to maintain deposits with the Company to secure wafer capacity. As of December 31, 1999, deposits held by the Company amounted to $39,806. These agreements, expiring on December 31, 2000 and December 31, 2002, require the Company to make available capacity to customers over the terms of the agreements.


        (e)     CAPITAL EXPENDITURE

        The Company had the following capital commitments as of December 31, 1998 and 1999:


                                                      1998            1999
Contracts for capital expenditure ...........      $  362,761      $  876,263


        (f)     FORWARD FOREIGN EXCHANGE CONTRACTS

        The Company had the following notional amounts of forward foreign exchange contracts as of December 31, 1998 and 1999:


                                                        1998            1999
Forward foreign exchange contracts ............      $  522,087      $  512,760


        In conjunction with the change in the functional currency effective July 1, 1998, the Company entered into forward foreign exchange contracts to hedge the principal and interest obligations associated with its Singapore dollar denominated loans with the effect of redenominating them to US dollars.

                  CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND
                 SUBSIDIARIES NOTES TO THE FINANCIAL STATEMENTS
                        December 31, 1997, 1998 and 1999
                 In thousands of US Dollars (except share data)

        The Company has only limited involvement with derivative financial instruments and does not use them for trading purposes. They are used to manage identified foreign currency risks (prior to July 1, 1998, principally Japanese yen and US dollars; subsequent to June 30, 1998, principally Japanese yen and Singapore dollars). See Note 2(e). Foreign currency forward contracts are generally used to reduce the potential impact of increases in foreign currency exchange rates on existing long-term debt, and to a lesser extent are used to hedge foreign currency purchase commitments. The term of forward contracts rarely exceeds five years. Foreign currency forward contracts used to hedge firm commitments are carried at market value and are recorded as other assets or other liabilities in the accompanying consolidated balance sheet. Changes in market values of these agreements are deferred, and included in the basis of the hedged asset upon purchase.

        The Company is exposed to credit losses in the event of nonperfomance by the counterparties to its foreign currency exchange contracts. The Company anticipates, however, that counterparties will be able to fully satisfy their obligations under the contracts. The Company does not obtain collateral or other security to support financial instruments subject to credit risk but monitors the credit standing of counterparties. See also Note 2(v).


        (g)     CONTINGENCIES

        As is typical in the semiconductor industry, the Company has from time to time received communications from third parties asserting patents that cover certain of the Company's technologies and alleging infringement of certain intellectual property rights of others. The Company has acquired certain technology licenses for use in its business and may seek to obtain other licenses in the future. There can be no assurance that the Company will be able to obtain such future licenses on commercially reasonable terms, or at all.

        The Company has accrued a liability for, and charged to its results of operations in the periods presented, the estimated costs of obtaining such licenses for third party technology. The amounts so accrued were $7,853 and $12,126 as of December 31, 1998 and 1999, respectively. No assurance can be given that such provisions are adequate.


24.     SHARE OPTIONS AND INCENTIVE PLANS

        The Company determines the fair market values of the ordinary shares underlying each option grant by averaging (i) discounted cashflow valuation; (ii) last twelve months' revenue multiplied by a composite industry comparable revenue to market capitalization factor and (iii) book value at each grant date multiplied by a composite industry comparable book value to market capitalization factor.

                  CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND
                 SUBSIDIARIES NOTES TO THE FINANCIAL STATEMENTS
                        December 31, 1997, 1998 and 1999
                 In thousands of US Dollars (except share data)

        (a)     1995 OWNERSHIP PLAN

        The Company adopted the Chartered Semiconductor Manufacturing Employees' Share Ownership Plan (the "1995 Ownership Plan") in 1995 and terminated it on September 30, 1999 by converting the total amount paid up on the partly paid shares into an equivalent number of fully paid shares, and the unpaid subscription amounts into 1999 Option Plan options. The plan was administered by a committee nominated by the directors and provided for the grant of options to employees and directors of the Company and certain of its affiliates. The exercise period of the options was 30 days and the subscription price for each share which could be purchased upon exercise of the options was determined by the committee but could not be less than Singapore dollars S$0.80. The subscription price was payable in installments, the first installment of 5% of the subscription price being payable upon exercise of the option, the second installment of 95% of the subscription price being payable over a period between the second and fifth years following the date the option is granted, however, such cumulative second installment due could be deferred and payable at each successive anniversary date. Interest was payable on outstanding installments at 8% per annum, but in 1997, the plan was revised to allow ST to bear all interest on behalf of the employees.

        Where employees failed to pay the second installment within seven years of the date of grant of the option, the employees were required to sell their shares to an ST affiliate at the greater of 5% of the market value of the shares, as determined by the committee, or 5% of the net asset value of the shares. Employees leaving the employment of the Company were entitled to retain those shares which had been fully paid for, while shares not fully paid for were either required to be sold to the ST affiliate or, in certain circumstances, were allowed to be fully paid. Shares which were not fully paid for could not be sold. Shares which were fully paid for were required to be offered to the ST affiliate at the greater of the market value of the shares, as determined by the committee, or net asset value of the shares before they could be sold to any other party.

        The 1995 Ownership Plan was accounted for in accordance with variable plan accounting.

        Total compensation expense (income) recognized for stock-based compensation under the plan for the years ended December 31, 1997, 1998 and 1999 were $1,853, $(2,609) and $8,081 respectively.

        Information for December 31, 1997, 1998 and 1999 is as follows:


                                                                    1997             1998              1999
Shares outstanding at beginning of year (in thousands) ....          13,451           12,859           11,436
Shares granted during the year (in thousands) .............           1,103                -                -
Shares fully paid and partly paid shares converted
   to fully paid shares during the year (in thousands) ....          (1,695)          (1,423)          (2,894)
Shares cancelled during the year (in thousands) ...........               -                -           (2,626)
Shares converted to 1999 Option Plan (in thousands) .......               -                -           (5,916)
Shares outstanding at year end (in thousands) .............          12,859           11,436                -
Subscription price for shares issued in 1995 at ...........      $     0.77       $     0.77                -
Subscription price for shares issued in 1996 from .........      $     0.92       $     0.92                -
   to .....................................................      $     0.98       $     0.98                -
Subscription price for shares issued in 1997 at ...........      $     0.83       $     0.83                -
Weighted average grant date fair value of options .........      $     1.31                -                -
Subscription receivable at year end .......................      $   10,565       $    9,247                -

                  CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND
                 SUBSIDIARIES NOTES TO THE FINANCIAL STATEMENTS
                        December 31, 1997, 1998 and 1999
                 In thousands of US Dollars (except share data)

        The fair value of option grants was estimated using the Black-Scholes option pricing model with the following assumptions used: dividend yield of 0% and expected lives of 10 years. The weighted average expected volatility used for option grants was 57.0% in 1997. The weighted average risk free interest rate used was 6.84%.


        (b)     1997 OWNERSHIP PLAN

        The Company adopted the Chartered Semiconductor Manufacturing Employees' Share Ownership Plan 1997 (the "1997 Ownership Plan") in 1997 and terminated it on September 30, 1999 by converting the total amount paid up on the partly paid shares into an equivalent number of fully paid shares, and the unpaid subscription amounts into 1999 Option Plan options. The terms of the 1997 Ownership Plan were substantially similar to the 1995 Ownership Plan except that (i) interest was not charged on outstanding and unpaid installments and (ii) the cumulative unpaid second installments due could be deferred and paid at each successive anniversary date but were not due until ten years after the date of grant of the option.

        The 1997 Ownership Plan was accounted for in accordance with variable plan accounting.

        Total compensation expense (income) recognized for stock-based compensation under the plan for the years ended December 31, 1997, 1998 and 1999 were $171, $(171) and $2,922 respectively.

        Information for December 31, 1997, 1998 and 1999 is as follows:


                                                                    1997            1998            1999
Shares outstanding at beginning of year (in thousands) ....              -               -           4,021
Shares granted during the year (in thousands) .............          2,792           5,341           2,526
Partly paid shares converted to fully paid shares
   during the year (in thousands) .........................              -               -            (327)
Shares cancelled during the year (in thousands) ...........              -               -            (937)
Shares converted to 1999 Option Plan (in thousands) .......              -               -          (5,283)
Shares granted pending issuance at year end
   (in thousands) .........................................         (2,792)         (1,320)              -
Shares outstanding at year end (in thousands) .............              -           4,021               -
Subscription price for shares issued in 1997 at ...........      $    0.74       $    0.74
Subscription price for shares issued in 1998 from .........                              -       $    0.59
   to .....................................................              -       $    0.84               -
Subscription price for shares issued in 1999 at ...........              -               -       $    0.55
Weighted average grant date fair value of shares ..........      $    1.50       $    1.13
                                                                                                 $    1.05
Subscription receivable at year end .......................              -       $   3,094               -

        The fair value of option grants was estimated using the Black-Scholes option pricing model with the following assumptions used: dividend yield of 0% and expected lives of 10 years. The weighted average expected volatility used for option grants was 55.0%, 70.0% and 71.0% in 1997, 1998 and 1999, respectively. The weighted average risk free interest rate used was 5.96%, 5.29% and 5.52% in 1997, 1998 and 1999, respectively.

                  CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND
                 SUBSIDIARIES NOTES TO THE FINANCIAL STATEMENTS
                        December 31, 1997, 1998 and 1999
                 In thousands of US Dollars (except share data)

        (c)     1999 OPTION PLAN

        Effective March 30, 1999, the Company adopted the Chartered Semiconductor Manufacturing Ltd Share Ownership Plan 1999 (the "1999 Option Plan") which provides for a maximum of 107 million shares (subject to adjustment under the plan) to be reserved for option grants. Options granted under the plan may include nonstatutory options as well as incentive stock options intended to qualify under Section 422 of the United States Internal Revenue Code.

        The plan is administered by a committee appointed by the directors. Employees, outside directors and consultants are eligible for the grant of options except for (i) employees of affiliates and SMP, and outside directors and consultants, who are not eligible for the grant of incentive stock options; (ii) employees, outside directors and consultants of affiliates resident in the United States, who are not be eligible for the grant of options; and (iii) employees of SMP resident in the United States, who are not eligible for the grant of options.

        The exercise price of an incentive stock option is the fair market value of the shares at the date of the grant. In certain circumstances, the exercise price may be higher than the fair market value but in no event will the exercise price be below the par value of the share.

        Option periods do not exceed 10 years from the date of grant. Upon leaving the employment of the Company, outstanding options remain exercisable for a specified period.

        Information on options granted is as follows:


                                                                        WEIGHTED
                                                                        AVERAGE
                                                                        EXERCISE
                                                           OPTIONS       PRICE
Outstanding at beginning of year (in thousands) ....            -             -
Granted (in thousands) .............................       25,208       $  1.52
Conversion from 1995 and 1997 Ownership Plans
   (in thousands) ..................................       11,199       $  0.78
Exercised (in thousands) ...........................       (2,630)      $  0.79
                                                          -------
Outstanding at end of year (in thousands) ..........       33,777       $  1.33
                                                          =======

Exercisable at end of year (in thousands) ..........       11,295       $  1.11

Weighted average fair value of options granted
   during the year .................................      $  1.26
                                                          =======

                  CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND
                 SUBSIDIARIES NOTES TO THE FINANCIAL STATEMENTS
                        December 31, 1997, 1998 and 1999
                 In thousands of US Dollars (except share data)

        The following table summarizes information about fixed stock options outstanding at December 31, 1999:


                    OPTIONS OUTSTANDING                        OPTIONS EXERCISABLE
                               WEIGHTED
                   NUMBER       AVERAGE        WEIGHTED                     WEIGHTED
RANGE            OUTSTANDING   REMAINING        AVERAGE        NUMBER        AVERAGE
OF EXERCISE          AT       CONTRACTUAL      EXERCISE     EXERCISABLE      EXERCISE
PRICES           12/31/1999       LIFE           PRICE       12/31/1999       PRICE
               (IN THOUSANDS)                              (IN THOUSANDS)
$0.54 to          17,054      8.1 years      $    0.68          8,075      $    0.75
$0.98

$2.00             16,723      9.2 years      $    2.00          3,220      $    2.00
               ---------                                    ---------
                  33,777                                       11,295
               =========                                    =========


        The options vest over five years and expire on dates ranging from October 2004 to October 2009. The 1999 Option Plan is accounted for in accordance with fixed-plan accounting under APB 25. Total compensation expense recognized for 1999 totalled $9,091.

        The fair value of the 1999 option grant is estimated using the Black-Scholes option pricing model with the following weighted average assumptions used: dividend yield 0%, risk free interest rate of 6.1%, expected volatility of 60.6% and expected lives of 10 years.

        Options over 451,920 shares of the Company were granted in 1999 to employees of SMP. SMP will bear the stock based compensation charge in respect of these options.

        Had the Company determined compensation cost based on the fair value at the grant date for its stock options under SFAS 123, the Company's net income would have been reduced or increased to the pro forma amounts indicated below:


                                         1997               1998             1999
Net loss
     As reported ..............      $  (119,621)      $  (190,006)      $   (32,619)
     Pro forma ................      $  (119,790)      $  (195,464)      $   (26,186)

Basic net loss per share
     As reported ..............      $     (0.24)      $     (0.24)      $     (0.03)
     Pro forma ................      $     (0.24)      $     (0.25)      $     (0.03)

Diluted net loss per share
     As reported ..............      $     (0.24)      $     (0.24)      $     (0.03)
     Pro forma ................      $     (0.24)      $     (0.25)      $     (0.03)

                  CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND
                 SUBSIDIARIES NOTES TO THE FINANCIAL STATEMENTS
                        December 31, 1997, 1998 and 1999
                 In thousands of US Dollars (except share data)

25.     FAIR VALUES OF FINANCIAL INSTRUMENTS


                                                  1998                      1999
                                         CARRYING      ESTIMATED    CARRYING      ESTIMATED
                                          AMOUNT      FAIR VALUE     AMOUNT      FAIR VALUE
                                            $             $            $             $
ASSETS:
   Cash and cash equivalents ....       $ 99,619      $ 99,619      $544,996      $544,996
   Accounts receivable ...........        83,988        83,988       141,226       141,226
   Amounts due from ST
     and affiliates ..............         9,254         9,254         7,946         7,946

LIABILITIES:
   Accounts payable ..............        31,359        31,359       152,401       152,401
   Bank overdrafts ...............         3,082         3,082             -             -
   Amounts due to ST
     and affiliates ..............        10,607        10,607         9,775         9,775
   Long-term debt ................       468,591       458,031       543,659       538,270
   Technology obligations
     payable .....................         7,200         6,879        12,000        11,287

DERIVATIVES:
   Forward foreign exchange ......         4,199        42,620         6,553        39,148


        Cash and cash equivalents, bank overdrafts, amounts owing from and to ST and affiliates, accounts receivable and accounts payable. The carrying amounts approximate fair value in view of the short term nature of these balances.

        Long-term debt. The fair value is based on current interest rates available to the Company for issuance of debts of similar terms and remaining maturities.

        Technology obligations payable. The fair value is based on the discounted present value of future payment obligations.

        Forward foreign exchange contracts. The fair value is estimated by reference to market quotations for forward contracts with similar terms adjusted where necessary for maturity differences, and was a net asset approximately $42,620 and $39,148, respectively, at December 31, 1998 and 1999.

        Limitations. Fair value estimates are made at a specific point in time, and are based on relevant market information and information about the financial instrument. These estimates are subjective in nature and involve uncertainties and matters of significant judgement and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

                  CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND
                 SUBSIDIARIES NOTES TO THE FINANCIAL STATEMENTS
                        December 31, 1997, 1998 and 1999
                 In thousands of US Dollars (except share data)

26.     RECENT CHANGES IN US GAAP

        In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities". SFAS No. 133 establishes accounting and reporting standards requiring that every derivative instrument be recorded in the balance sheet as either an asset or liability measured at its fair value. SFAS No. 133, as recently amended, is effective for fiscal years beginning after June 15, 2000. Management believes the adoption of SFAS No. 133 will not have a material effect on the Company's financial position or results of operations.