Form 20-F/A
period 1999-12-31
CHARTERED SEMICONDUCTOR MANUFACTURING LTD
filed 2000-03-22
CIK 1095270

--------------------------------------------------------------------------------
                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                              Washington, DC 20549
--------------------------------------------------------------------------------
                                  FORM 20-F/A-1
(Mark One)

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

        Item 17 [ ] Item 18 [X]

        We hereby amend "Item 9A. Quantitative and Qualitative Disclosure about Market Risk" of our Annual Report on Form 20-F for the fiscal year ended December 31, 1999 (File No. 000-027811) filed on March 20, 2000, for the purpose of correcting an error in the column headings of the Accounts Payable table under our discussion regarding interest rate risk.

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

        As of December 31, 1999, our debt obligations are as follows:

                                                         AS OF DECEMBER 31, 1999
                      --------------------------------------------------------------------------------
                                          EXPECTED MATURITY DATE                                            AS OF
                                   (IN THOUSANDS, EXCEPT INTEREST RATE)                                 DECEMBER 31, 1998
                      ----------------------------------------------------                    WEIGHTED  -----------------
                                                                   THERE-            FAIR     INTEREST            FAIR
                        2000     2001     2002    2003    2004     AFTER     TOTAL   VALUE      RATE     TOTAL    VALUE
                      -------- -------- -------- ------- -------  -------- -------- --------  --------  -------- --------
LONG-TERM DEBT
U.S. dollar at
  floating rate(1)... $ 32,000 $ 32,000 $ 32,000 $32,000                   $128,000 $128,000    5.93%
Singapore dollar
  at fixed rate(2)...   87,991   87,991   87,991  36,772 $27,579  $27,579   355,903  350,515    4.11    $408,277 $397,717
Singapore dollar
  at floating
  rate(2) ...........                     59,756                             59,756   59,756    4.49      60,314   60,314
                      -------- -------- -------- ------- -------  -------  -------- --------            -------- --------
    Total Debt
      Maturing ...... $119,991 $119,991 $179,747 $68,772 $27,579  $27,579  $543,659 $538,270            $468,591 $458,031
                      ======== ======== ======== ======= =======  =======  ======== ========            ======== ========

                                                           As of December 31,
                                                        -----------------------
                                                         1998            1999
                                                        -------        --------
ACCOUNTS PAYABLE
U.S. dollar ....................................        $16,895        $102,614
Singapore dollar(2) ............................          4,337          12,382
Japanese yen(2) ................................         10,127          29,742
Others .........................................             --           7,663
                                                        -------        --------
     Total Payable .............................        $31,359        $152,401
                                                        =======        ========

-------------------

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


FOREIGN CURRENCY RISK

        Our foreign currency exposures give rise to market risk associated with exchange rate movements against the Japanese yen, the Singapore dollar and the U.S. dollar, our functional currency. Substantially all of our revenue was denominated in U.S. dollars during the year ended December 31, 1999 and as a result, we had relatively little foreign currency exchange risk with respect to any of our revenue. In 1999, approximately 27% of our cost of revenue was denominated in Singapore dollars. In addition, approximately 59% of our capital expenditures were denominated in U.S. dollars, approximately 25% were denominated in Japanese yen and approximately 16% were denominated in Singapore dollars. In addition, a substantial part of our debt is denominated in foreign currency, primarily Singapore dollars.

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

                                                                                                                  AS OF
                                                         AS OF DECEMBER 31, 1999                             DECEMBER 31, 1998
                              -----------------------------------------------------------------------------  ------------------
                                                 EXPECTED MATURITY DATE
                                                     (IN THOUSANDS)
                              ----------------------------------------------------------             FAIR              FAIR
                                2000       2001     2002     2003      2004   THEREAFTER    TOTAL    VALUE    TOTAL     VALUE
                              --------  --------  --------  -------  -------  ----------  --------  -------  --------  --------
FORWARD EXCHANGE AGREEMENTS
(Receive Yen/Pay US$)
Contract Amount ............  $ 21,813  $  5,992                                          $ 27,805  $(2,256) $ 18,342  $(3,415)
Average Contractual ........     96.57     76.22
Exchange Rate

(Receive S$/Pay US$)
Contract Amount ............   105,629   101,931  $156,094  $40,079  $29,514   $28,404     461,651   41,415   503,745   46,035
Average Contractual ........      1.74      1.75      1.76     1.75     1.75      1.73
Exchange Rate

(Receive US$/Pay S$)
Contract Amount ............    23,304                                                      23,304      (11)
Average Contractual ........      1.66
Exchange Rate
                              --------  --------  --------  -------  -------   -------    --------  -------  --------  -------
     Total Contract Amount    $150,746  $107,923  $156,094  $40,079  $29,514   $28,404    $512,760  $39,148  $522,087  $42,620
                              ========  ========  ========  =======  =======   =======    ========  =======  ========  =======

                                                AS OF DECEMBER 31, 1999
                                       ----------------------------------------
                                       CARRYING       CARRYING        PERCENTAGE
                                        AMOUNT      AMOUNT HEDGED       HEDGED
                                       --------        --------        --------
Accounts Payable
   Japanese yen ..................     $ 29,742        $ 13,971            47.0%
   Singapore dollar ..............       12,382              --              --
   Others ........................        7,663              --              --
Capital Lease
   Japanese yen ..................       13,834          13,834           100.0
Foreign Currency Loan
   Singapore dollar ..............      415,659         415,659           100.0
Future Interest Payable on Debt
   Singapore dollar ..............        5,386           5,386           100.0
                                       --------        --------        --------
      Total ......................     $484,666        $448,850            92.6%
                                       ========        ========        ========

                                   SIGNATURES

        Pursuant to the requirements of the Securities Act of 1934, as amended, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this amendment to the annual report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                       CHARTERED SEMICONDUCTOR MANUFACTURING LTD


                                       By:    /s/ Chia Song Hwee
                                          ------------------------------------
                                          Name:  Chia Song Hwee
                                          Title:    Senior Vice President
                                                    and Chief Financial Officer


Date:   March 22, 2000