Form 20-F
period 2000-12-31
CHARTERED SEMICONDUCTOR MANUFACTURING LTD
filed 2001-03-21
CIK 1095270

================================================================================
                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                              Washington, DC 20549
--------------------------------------------------------------------------------
                                   FORM 20-F

(Mark One)

[ ] Registration statement pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934

                                       OR

[X] Annual Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. For the fiscal year ended December 31, 2000

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

                         60 Woodlands Industrial Park D
                           Street 2, Singapore 738406
                                  +65-362 2838
                    (Address of principal executive offices)

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

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report. 1,380,266,279 Ordinary Shares as of February 28, 2001.

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

     Item 17 [ ]    Item 18 [X]
================================================================================

                                TABLE OF CONTENTS

Certain Definitions and Conventions
Presentation of Certain Financial Information

PART I                                                                                                4
  Item 1.   Identity Of Directors, Senior Management And Advisers                                     4
  Item 2.   Offer Statistics And Expected Timetable                                                   4
  Item 3.   Key Information                                                                           4
  Item 4.   Information On Our Company                                                               17
  Item 5.   Operating And Financial Review And Prospects                                             31
  Item 6.   Directors, Senior Management And Employees                                               41
  Item 7.   Major Shareholders And Related Party Transactions                                        51
  Item 8.   Financial Information                                                                    53
  Item 9.   The Offer And Listing                                                                    54
  Item 10.  Additional Information                                                                   55
  Item 11.  Quantitive And Qualitative Disclosures About Market Risk                                 65
  Item 12.  Description Of Securities Other Than Equity Sercurities                                  67

PART II                                                                                              67
  Item 13.  Defaults, Dividend Arrearages And Delinquencies                                          67
  Item 14.  Material Modifications To The Rights Of Security Holders And Use Of Proceeds             67
  Item 15   (not applicable)                                                                         67
  Item 16   (not applicable)                                                                         67

PART IV                                                                                              67
  Item 17.  Financial Statements                                                                     67
  Item 18.  Financial Statements                                                                     68
  Item 19.  Exhibits                                                                                 68


SIGNATURES                                                                                           73

  Financial Statements                                                                              F-1

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


                  PRESENTATION OF CERTAIN FINANCIAL INFORMATION

     Our financial statements are reported in U.S. dollars and presented in accordance with U.S. generally accepted accounting principles, or U.S. GAAP, for the fiscal years ended December 31, 1998, 1999 and 2000.

     The financial data contained herein reflects a subsequent change to our strategic alliance agreement relating to Chartered Silicon Partners, or CSP, that results in CSP being consolidated since October 1, 1999. The financial data gives effect to the issuance by us of 287,500,000 and 89,700,000 ordinary shares in our initial public offering in November 1999 and follow-on offering in May 2000, respectively. Our shares are listed on both the Nasdaq National Market under the symbol "CHRT" and the Singapore Exchange Securities Trading Limited under the symbol "Chartered".

     For the convenience of the reader, this document contains translations of certain Singapore dollar amounts into U.S. dollars as at December 31, 2000, which was S$1.7375 = US$1.00. No representation is made that the Singapore dollar or U.S. dollar amounts shown in this document could have been or could be converted at such rate or at any other rate.

                                     PART I


ITEM 1.   IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

     Not applicable.


ITEM 2.   OFFER STATISTICS AND EXPECTED TIMETABLE

     Not applicable.


ITEM 3.   KEY INFORMATION

SELECTED FINANCIAL DATA

         You should read the following selected financial data in conjunction with our consolidated financial statements and the related notes and "Item 5. Operating and Financial Review and Prospects" included elsewhere in this document. The selected financial data as of December 31, 1996, 1997 and 1998 and for the years ended December 31, 1996 and 1997 are derived from our audited financial statements, however, we have not included our audited financial statements for those periods in this document. The selected financial data as of December 31, 1999 and 2000 and for the years ended December 31, 1998, 1999 and 2000 are derived from our audited financial statements included elsewhere in this document which have been audited by KPMG, independent accountants. Our financial statements are prepared in accordance with U.S. GAAP.

                                                                        YEAR ENDED DECEMBER 31,
                                             ---------------------------------------------------------------------------------
                                               1996              1997           1998(1)            1999(2)            2000
                                             ---------------------------------------------------------------------------------
                                                            (IN THOUSANDS, EXCEPT PER SHARE DATA AND RATIOS)
STATEMENT OF OPERATIONS DATA:
Net revenue                                  $406,936          $ 379,761       $ 422,622           $694,258         $1,134,104
Cost of revenue                               289,435            368,521         439,668            527,023            749,582
                                             --------          ---------       ---------           --------         ----------
Gross profit (loss)                           117,501(3)          11,240         (17,046)           167,235            384,522
                                             --------          ---------       ---------           --------         ----------
Operating expenses:
  Research and development                     13,018             26,553          43,419             58,894             71,495
  Fab start-up costs                           13,132             10,908           1,455              8,442             27,481
  Sales and marketing                          16,233             20,184          31,872             34,359             38,400
  General and administrative                   32,615             30,144          37,389             44,619             78,788
  Stock-based compensation                        332              2,024          (2,780)            20,094              2,778
  Costs incurred on termination of
   development program                             --                 --          31,776(4)           6,500(5)              --
  Other operating expenses                         --                 --              --                 --             11,570(6)
                                             --------          ---------       ---------           --------         ----------
     Total operating expenses                  75,330             89,813         143,131            172,908            230,512
                                             --------          ---------       ---------           --------         ----------
Operating income (loss)                        42,171(1)         (78,573)       (160,177)            (5,673)           154,010

Other income (expense) :
  Equity in loss of CSP                            --             (1,272)         (5,577)            (9,528)                --
  Equity in income (loss) of SMP                   --                 --         (14,857)           (23,282)             7,588
  Other income                                  3,850              4,860           4,680              5,739             12,926
  Interest income                                 973                179           1,690              6,733             54,546
  Interest expense                             (1,144)           (12,782)        (20,137)           (17,822)           (17,561)
  Exchange gain (loss)                          1,963            (31,678)          5,237              5,862              8,414
                                             --------          ---------       ---------           --------         ----------
Income (loss) before income taxes              47,813           (119,266)       (189,141)           (37,971)           219,923
Income tax expense                               (337)              (355)           (865)            (2,131)           (18,704)
                                             --------          ---------       ---------           --------         ----------
Income (loss) before minority interest         47,476           (119,621)       (190,006)           (40,102)           201,219
Minority interest in loss of CSP                   --                 --              --              7,483             43,547
                                             --------          ---------       ---------           --------         ----------
Net income (loss)                            $ 47,476          $(119,621)      $(190,006)          $(32,619)        $  244,766
                                             ========          =========       =========           ========         ==========

Net income (loss) per ordinary share:
  Basic                                      $   0.10           $  (0.24)     $  (0.24)        $    (0.03)    $     0.18
  Diluted                                    $   0.10           $  (0.24)     $  (0.24)        $    (0.03)    $     0.18
Shares used in per ordinary share
 calculation:
  Basic                                       488,296            490,407       784,541          1,035,181      1,342,516
  Diluted                                     488,824            490,407       784,541          1,035,181      1,364,322

Net income (loss) per ADS
  Basic                                      $   0.97           $  (2.44)     $  (2.42)        $    (0.32)         $1.82
  Diluted                                    $   0.97           $  (2.44)     $  (2.42)        $    (0.32)         $1.79
ADSs used in per ADS calculation:
  Basic                                        48,830             49,041        78,454            103,518        134,252
  Diluted                                      48,882             49,041        78,454            103,518        136,432

OTHER DATA (7)
Ratio of earnings to fixed charges              6.33X                 --            --              0.88X          7.09X
Deficiency of earnings available
 to cover fixed charges                            --            124,393       169,382              2,900             --

                                                                   AS OF DECEMBER 31,
                                        ------------------------------------------------------------------------
                                           1996            1997             1998           1999          2000
                                        ------------------------------------------------------------------------
                                                                     (IN THOUSANDS)
BALANCE SHEET DATA
Cash and cash equivalents               $    7,064      $   23,785      $   99,619     $  544,996     $  924,116
Working capital (deficit)                 (173,937)       (328,927)         13,099        294,562        548,721
Total assets                             1,035,561       1,278,968       1,321,510      2,137,485      3,217,122
Short-term borrowings and current
 portion of long-term debt                  29,155          10,591          52,128        119,991        156,343
Current installments of obligations
 under capital leases                        3,842           4,078           4,329          5,767          7,822
Obligations under capital leases,
 Excluding current installments             21,823          17,745          13,414          7,822             --
Other long-term debt                        65,934         273,008         419,545        423,668        426,120
Net assets                                 489,237         310,806         601,246      1,141,750      1,969,283
Share capital                              143,183         143,384         221,433        264,529        279,893
Shareholders' equity                       489,237         310,806         601,246      1,141,750      1,969,283

----------
(1) Effective July 1, 1998, we changed our functional currency from the Singapore dollar to the U.S. dollar.
(2)  CSP was treated as a consolidated subsidiary from October 1, 1999.
(3) In 1996, gross profit and operating income included $23.2 million relating to a reduction in accrued liabilities for a change in estimate of cost to obtain certain licenses.
(4) In 1998, we recorded a charge of $31.8 million relating to the write-down of equipment in connection with the termination of a development program.
(5) In 1999, we recorded a charge of $6.5 million in connection with the termination of a development program.
(6) In 2000, we accrued a liability of $11.6 million to reflect the estimated loss on a licensing agreement.
(7) For purposes of calculating the ratio of earnings to fixed charges and the deficiency, if any, earnings consists of income (loss) before income taxes, minority interest, and equity in income (loss) of equity affiliates, plus fixed charges and amortization of capitalized interest, less interest capitalized. Fixed charges consists of interest expensed and capitalized, plus amortization of capitalized expenses related to indebtedness, plus one-third of rental expenses on operating leases (such amounts representing the interest portion of rental expense). No preference dividends were made during the period indicated.


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


RISKS RELATED TO OUR FINANCIAL CONDITION

WE HAVE A HISTORY OF LOSSES AND NEGATIVE CASH FLOWS AND THIS MAY CONTINUE.

     Since our inception in 1987, we have incurred significant operating losses and negative cash flows. This was true even in years in which our revenues increased. For example, in 1998, revenue increased 11.3% over 1997 but operating losses were 103.9% higher. The increase in revenue in 1998 was driven by higher shipment volumes but was offset by a 12.0% decline from 1997 in our average selling price of semiconductor wafers, higher production costs on increased volume and under-utilization of capacity at our fabrication facilities. More recently, for the first quarter of 2001, we expect to incur a net loss due to a reduction in revenues and under-utilization of capacity at our fabrication facilities.

     As of December 31, 2000, we had a retained deficit of approximately $33.0 million. We cannot assure you that our operating losses or negative cash flows will not continue or increase in the future or that we will continue to be profitable. Please see "Item 3. Key Information -- Selected Financial Data" and "Item 5. Operating and Financial Review and Prospects" for information regarding our financial condition.


WE NEED TO CONTINUOUSLY IMPROVE OUR DEVICE YIELDS, MAINTAIN HIGH CAPACITY UTILIZATION AND OPTIMIZE THE TECHNOLOGY MIX OF OUR SEMICONDUCTOR WAFER PRODUCTION TO ACHIEVE OUR PROFIT TARGETS.

     The key factors that affect our profit margin are our ability to:

     - continuously improve our device yields;

     - maintain high capacity utilization; and

     - optimize the technology mix of our semiconductor wafer production.

     The term "device yields" means the actual number of usable semiconductor devices on a semiconductor wafer in relation to the total number of devices on the wafer. Our device yields directly affect our ability to attract and retain customers, as well as the price of our services.

     The term "capacity utilization" means the actual number of semiconductor wafers we are processing at a fabrication facility, or fab, in relation to the total number of wafers we have the capacity to process. Our capacity utilization affects our operating results because a large percentage of our operating costs are fixed. For example, in 1996, 1997 and 1998, a worldwide overcapacity of semiconductor wafer supply resulted in lower utilization rates at our fabs. More recently, for the first quarter of 2001, we have experienced under-utilization of capacity at our fabs and estimate that our capacity utilization in the first quarter of 2001 will be in the low 60 percentage range due to lower demand across all of our market segments. This has had a negative effect on our company during such periods. Other factors potentially affecting capacity utilization rates are the complexity and mix of the wafers produced, overall industry conditions, operating efficiencies, the level of customer orders, mechanical failure, disruption of operations due to expansion of operations or relocation of equipment and fire or natural disaster.

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

     If we are unable to continuously improve our device yields, maintain high capacity utilization or optimize the technology mix of our wafer production, we may not be able to achieve our profit targets in which case the market price of our securities could fall.

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

     - changes in the economic conditions of geographical regions where our customers and their markets are located;

     - shifts by integrated device manufacturers, or IDMs, between internal and outsourced production;

     - our customers' adjustments in their inventory;

     - the loss of a key customer or the postponement of an order from a key customer;

     - the rescheduling or cancellation of large orders;

     - our inability to qualify new processes or customer products in a timely manner;

     - the return of wafers due to quality or reliability issues;

     - malfunction of our wafer production equipment;

     - the timing and volume of orders relative to our available production capacity;

     - our ability to obtain raw materials and equipment on a timely and cost effective basis;

     - environmental events or industrial accidents such as fires or explosions;

     - currency and interest rate fluctuations that may not be adequately hedged; and

     - technological changes.

     Due to the factors noted above and other risks discussed in this section, many of which are beyond our control, you should not rely on quarter-to-quarter comparisons to predict our future performance. Unfavorable changes in any of the above factors may seriously harm our company. In addition, it is possible that in some future periods our operating results may be below the expectations of public market analysts and investors. In this event, the price of securities may underperform or fall.


WE EXPECT TO INCUR SUBSTANTIAL CAPITAL EXPENDITURES IN CONNECTION WITH OUR GROWTH PLANS AND MAY REQUIRE ADDITIONAL FINANCING THAT MAY NOT BE AVAILABLE.

     Our business and the nature of our industry require us to make substantial capital expenditures leading to a high level of fixed costs. We expect to incur significant capital expenditures in connection with our growth plans. For example, we expect to incur approximately $1.2 billion of capital expenditures in year 2001, which represents an increase of more than 20% over year 2000. We also anticipate that from time to time we will expand and add equipment to increase the capacity of our existing fabs, two of which are jointly-owned with third parties. We expect to require additional financing to complete such equipping. The foregoing capital expenditures will be made in advance of sales. Given the fixed cost nature of our business, we may incur losses if our revenue does not adequately offset the level of our capital expenditures, as occurred in 1997, 1998 and the first three quarters of 1999. Additionally, our actual expenditures may exceed our planned expenditures for a variety of reasons, including changes in our growth plan, our process technology, market conditions, customer requirements, interest rates and other factors.

     In September 2000, CSP, our strategic alliance that owns and operates
Fab 6, entered into a credit facility providing for borrowings of $820 million to finance its capital expenditure requirements. The actual amount of debt to be incurred under the facility will be influenced by several factors, including without limitation, the speed and timing of the ramp up of operations at Fab 6, our cash flow position and the need to comply with specified debt-to-equity ratios under the terms of the credit facility. A more detailed discussion of CSP's credit facilities can be found under "Item 5. Operating and Financial Review and Prospects--Liquidity and Capital Resources."

     We will require additional financing to fund our current growth plan. There can be no assurance that additional financing will be available at all or, if available, that such financing will be obtained on terms favorable to us or that any additional financing will not be dilutive to our shareholders or creditors. In addition, a substantial portion of our borrowings is guaranteed by our controlling shareholder, ST, and its affiliates. We may not be able to obtain similar credit guarantees from ST in the future.


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

     - limit our flexibility in planning for, or reacting to, changes in our business and the semiconductor industry; and

     - limit our ability to incur additional borrowings or raise additional financing.

     We cannot assure you that we will be able to make interest and principal payments on debt incurred in connection with our growth if the average selling prices or demand for our semiconductor wafers are lower than expected.


CHANGES IN U.S. ACCOUNTING STANDARDS MAY IMPACT OUR FINANCIAL REPORTING.

     In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" (SFAS 133). SFAS 133 establishes accounting and reporting standards requiring that every derivative instrument be recorded in the balance sheet as either an asset or liability measured at its fair value. SFAS 133, as amended, is effective for fiscal years beginning after June 15, 2000 and became effective for our company on January 1, 2001. The accounting for changes in fair value (i.e. gains and losses) of a derivative instrument depends on whether it has been designated and qualifies as part of a hedging relationship and, if so, on the reason for holding it. Some of our derivative instruments did not qualify for hedge accounting. Although adoption of SFAS No. 133 did not have a material effect on our company's financial position or results of operations as of January 1, 2001, we cannot assure you that future derivative instrument transactions will not have a material effect on our company's financial position or results of operations.


RISKS RELATED TO OUR OPERATIONS

THE CYCLICAL NATURE OF THE SEMICONDUCTOR INDUSTRY AND THE PERIODIC OVERCAPACITY THAT RESULTS FROM THIS MAY SERIOUSLY HARM OUR COMPANY.

     The semiconductor industry has historically been highly cyclical and, at various times, has experienced significant economic downturns characterized by production overcapacity, reduced product demand, and rapid erosion of average selling prices. Historically, companies in the semiconductor industry have expanded aggressively during periods of increased demand, as we and our competitors have done. As a result, periods of overcapacity in the semiconductor industry have frequently followed periods of increased demand. We expect this pattern to be repeated in the future. In addition, the markets for semiconductors are characterized by rapid technological change, evolving industry standards, intense competition and fluctuations in end-user demand. Our operating results for 1997 and 1998 were seriously harmed by a downturn in the semiconductor market. Future downturns in the semiconductor industry may be severe and could seriously harm our company. In particular, the combination of a sharp inventory correction in end markets and weakening economic performance, particularly in the U.S., towards the end of 2000 could seriously harm our company.

A DECREASE IN DEMAND FOR COMMUNICATIONS EQUIPMENT AND PERSONAL COMPUTERS MAY SIGNIFICANTLY DECREASE THE DEMAND FOR OUR SERVICES.

     A significant percentage of our sales revenue is derived from customers who use our manufacturing services to make semiconductors for communications equipment and personal computers. Any significant decrease in the demand for communications equipment or personal computers may decrease the demand for our services and could seriously harm our company. In addition, the declining average selling price of communications equipment and personal computers places significant downward pressure on the prices of the components that are used in such equipment. If the average selling prices of communications equipment and personal computers continue to decrease, the downward pricing pressure on components produced by our company may reduce our revenue and therefore reduce our gross profit margin significantly. More recently, the slow down in the economic growth in the U.S. has caused a decline in demand for semiconductor wafers by our customers that are located in or that have markets in the U.S. This may in turn result in downward pricing pressure and the reduction of our revenue and our gross profit margins which could seriously harm our company.


WE DEPEND ON A SMALL NUMBER OF CUSTOMERS FOR A SIGNIFICANT PORTION OF OUR REVENUES.

     We have been largely dependent on a small number of customers for a substantial portion of our business. Our top ten customers accounted for 62.3% and 58.8% of our total net revenue in 1999 and 2000, respectively. In 1999, our two largest customers accounted for approximately 11.1% and 7.4% of our total net revenue, respectively, and, in 2000, our two largest customers accounted for 12.9% and 9.7% of our total net revenue, respectively. If you consider our share of revenue from our non-consolidated joint venture, SMP, these percentages are generally higher. We expect that we will continue to be dependent upon a relatively limited number of customers for a significant portion of our revenue. We cannot assure you that revenue generated from these customers, individually or in the aggregate, will reach or exceed historical levels in any future period. Loss or cancellation of business from, significant changes in scheduled deliveries to, the return of wafers due to quality or reliability issues by, or decreases in the prices of services sold to, any of these customers could seriously harm our company. Please see "Item 4. Information on our company -- Customers and Markets" for additional information regarding our customers.


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


WE DEPEND ON OUR TECHNOLOGY PARTNERS TO ADVANCE OUR PORTFOLIO OF PROCESS TECHNOLOGIES.

     Enhancing our manufacturing process technologies is critical to our ability to provide services for our customers. We intend to continue to advance our process technologies through internal research and development efforts and technology alliances with leading semiconductor vendors. Although we have an internal research and development team focused on developing new semiconductor manufacturing process technologies, we are dependent on our technology partners to advance our portfolio of process technologies. We currently have joint development and technology sharing agreements with Agere Systems Inc. (the former Microelectronics Group of Lucent Technologies Inc.), Agilent Technologies, and a joint development agreement with Ericsson Microelectronics AB, or Ericsson. (For more information on recent developments regarding Lucent Technologies, please see "Item 4. Information on our company--Silicon

Manufacturing Partners"). If we are unable to continue our technology alliances with these partners on mutually beneficial economic terms, or are unable to enter into new technology alliances with other leading semiconductor vendors, we may not be able to continue providing our customers with leading edge process technologies, which could seriously harm our company. Please see "Item 4. Information on our company -- Research and Development" for additional information regarding our internal research and development efforts.


WE DEPEND ON OUR STRATEGIC ALLIANCES RELATING TO FAB 5 AND FAB 6. TERMINATION OF EITHER OF THESE ALLIANCES COULD SERIOUSLY HARM OUR COMPANY.

     We currently have two strategic alliances relating to the operation of Fab 5 and Fab 6. Silicon Manufacturing Partners, or SMP, which operates Fab 5, is jointly-owned with Agere Systems Singapore Pte Ltd. (formerly Lucent Technologies Microelectronics Pte Ltd.), a subsidiary of Agere Systems Inc. CSP, which owns and operates Fab 6, is jointly-owned with a subsidiary of Agilent Technologies and with EDB Investments Pte Ltd. We believe our alliances with these companies give us access to select leading edge process technologies, moderate our development costs and capital expenditures and increase our fab utilization rates. The termination of either of these alliances could seriously harm our company. Please see "Item 4. Information on our company -- Chartered Silicon Partners" and "Item 4. Information on our company -- Silicon Manufacturing Partners" for a more detailed description of these alliances and for certain recent developments regarding Lucent Technologies Microelectronics Pte Ltd.


WE MAY NOT BE ABLE TO COMPETE SUCCESSFULLY IN OUR INDUSTRY.

     The worldwide semiconductor foundry industry is highly competitive. We compete with dedicated foundry service providers such as Taiwan Semiconductor Manufacturing Corporation, or TSMC, and United Microelectronics, or UMC, as well as the foundry operation services of some IDMs such as International Business Machines, or IBM. IDMs principally manufacture and sell their own proprietary semiconductor products, but may offer foundry services. Further, there have been a number of new entrants to the semiconductor foundry industry. Our competitors may have greater access to capital and substantially greater production, research and development, marketing and other resources than we do. As a result, these companies may be able to compete more aggressively over a longer period of time than we can.

     A number of semiconductor manufacturers, including our primary competitors and our company, have recently announced plans to increase their manufacturing capacity (including setting up fabrication facilities in Singapore) and, as a result, we expect that there will be a significant increase in worldwide semiconductor capacity over the next five years. If growth in demand for this capacity fails to match the growth in supply, or occurs more slowly than anticipated, there may be more intense competition and pressure on the pricing of our services may result. Any significant increase in competition may erode our profit margins and weaken our earnings.

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


OUR BUSINESS DEPENDS IN PART ON OUR ABILITY TO OBTAIN AND PRESERVE INTELLECTUAL PROPERTY RIGHTS.

     Our ability to compete successfully and achieve future growth will depend, in part, on our ability to protect our proprietary technology. As of December 31, 2000, we had filed an aggregate of 970 patent applications worldwide (520 of which were filed in the U.S.), and held 272 patents worldwide (219 of which are U.S. patents), relating to our production processes. We intend to continue to file patent applications when and where appropriate to protect our proprietary technologies. The process of seeking patent protection may take a long time and be expensive. We cannot assure you that patents will be issued from pending or future applications or that, if patents are issued, they will not be challenged, invalidated or circumvented or that the rights granted under the patents will provide us with meaningful protection or any commercial advantage. In addition, we cannot assure you that the Asian countries in which we market our services, such as Taiwan and China, will protect our intellectual property rights to the same extent as the United States. Please see "Item 4. Information on our company -- Intellectual Property" for a more detailed description of our proprietary technology.


WE MAY BE SUBJECT TO INTELLECTUAL PROPERTY RIGHTS DISPUTES.

     Our ability to compete successfully depends on our ability to operate without infringing the proprietary rights of others. We have no means of knowing what patent applications have been filed in the United States and elsewhere until they are granted. Although we are not currently a party to any material litigation involving patent infringement, the semiconductor industry is characterized by frequent litigation regarding patent and other intellectual property rights. As is typical in the semiconductor industry, we have from time to time received communications from third parties asserting patents that cover certain of our technologies and alleging infringement of certain intellectual property rights of others. We expect to receive similar communications in the future. In the event any third party were to make a valid claim against us or our customers we could be required to:

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


RISKS RELATING TO MANUFACTURING

WE MAY EXPERIENCE DIFFICULTY IN ACHIEVING ACCEPTABLE DEVICE YIELDS, PRODUCT PERFORMANCE AND DELIVERY TIMES AS A RESULT OF MANUFACTURING PROBLEMS.

     The process technology for the manufacture of semiconductor wafers is highly complex, requires advanced and costly equipment and is continuously being modified in an effort to improve device yields and product performance. Microscopic impurities such as dust and other contaminants, difficulties in the production process, disruptions in the supply of utilities or defects in the key materials and tools used to manufacture wafers can cause a percentage of the wafers to be rejected or individual semiconductors on specific wafers to be non-functional, which in each case negatively affects our device yields. We have, from time to time, experienced production difficulties that have caused delivery delays, lower than expected device yields and the replacement of certain vendors of manufacturing equipment used in our production processes. We may also experience difficulty achieving acceptable device yields, product performance and product delivery times in the future as a result of manufacturing problems. These problems may result from, among other things, production failures, capacity constraints, construction delays, increasing production at new facilities, upgrading or expanding existing facilities or changing our process technologies. Any of these problems could seriously harm our company.


WE DEPEND ON OUR VENDORS OF RAW MATERIALS, SUPPLIES AND EQUIPMENT AND DO NOT TYPICALLY HAVE LONG-TERM SUPPLY CONTRACTS WITH THEM.

     We depend on our vendors of raw materials and supplies. To maintain competitive manufacturing operations, we must obtain from our vendors, in a timely manner, sufficient quantities of quality materials and supplies at acceptable prices. We obtain most of our materials and supplies, including critical materials such as raw semiconductor wafers, from a limited number of vendors. We purchase all of our key materials and supplies on a blanket purchase order basis. With the exception of one multi-year contract for the purchase of raw wafers, we do not have long term contracts with any other vendors. Further, although some of our blanket purchase order contracts contain price and capacity commitments, these commitments tend to be short term in nature. As a result, from time to time due to capacity constraints, vendors have extended lead times or limited the supply of required materials and supplies to us. Consequently, from time to time, we have experienced difficulty obtaining quantities of raw materials we need on a timely basis.

     In addition, from time to time, we may reject materials and supplies that do not meet our specifications, resulting in declines in output or device yields. We cannot assure you that we will be able to obtain sufficient quantities of raw materials and other supplies of an acceptable quality. If our ability to obtain sufficient quantities of raw materials and other supplies in a timely manner is substantially diminished or if there are significant increases in the costs of raw materials, it could seriously harm our company.

     We also depend on a limited number of manufacturers and vendors that make and sell the complex equipment we use in our manufacturing processes. In periods of high market demand, the lead times from order to delivery of this equipment could be as long as 12 months. If there are delays in the delivery of this equipment or if there are increases in the cost of this equipment, it could seriously harm our company. Further, the long lead time reduces our flexibility in responding to changing market conditions. Please see "Item 4. Information on our company -- Equipment and Materials" for additional information regarding our relationships with our suppliers of materials and equipment.

WE DEPEND ON ST ASSEMBLY TEST SERVICES LTD FOR MOST OF OUR SEMICONDUCTOR ASSEMBLY AND TESTING REQUIREMENTS.

     Semiconductor assembly and testing are complex processes which involve significant technological expertise and specialized equipment. We work with several vendors for the back-end portion of our turnkey services. However, to the extent that turnkey services are required by our customers, we currently subcontract to our affiliate ST Assembly Test Services Ltd, or STATS, a significant amount of such orders. STATS may, from time to time, experience production interruption due to, among other things, technical problems occurring during the assembly and testing processes. Because STATS is our major provider of these services, any prolonged interruption in STATS' operations or the termination of our affiliation with STATS could seriously harm our company.


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


RISKS RELATING TO OUR INFRASTRUCTURE

WE FACE SEVERAL RISKS IN CONSTRUCTING AND EQUIPPING NEW FABRICATION PLANTS.

     Where we expand by constructing new fabrication plants, there will be certain uncontrollable events that could delay the project or increase the costs of construction and equipping, even if we take the project management and planning steps we believe are necessary to complete the new fabrication plants on schedule and within budget. Such potential events include:

     - a major design and/or construction change caused by changes to the initial building space utilization plan or equipment layout;

     - technological, capacity and other changes to our plans for new fabrication plants necessitated by changes in market conditions;

     - shortages and late delivery of building materials and facility equipment;

     - delays in the installation, commissioning and qualification of our facility equipment;

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

     Our success depends to a significant extent upon the continued service of our key senior executives and our engineering, marketing, customer services, manufacturing, support and other personnel. In addition, in connection with our growth plans, we are likely to need a greater number of experienced engineers and other employees in the future. The competition for skilled employees is intense. Due to the current shortage of experienced personnel in Singapore, we must recruit our personnel internationally. This is more expensive than hiring personnel locally, and therefore increases our operating costs. As of December 31, 2000, a majority of our employees were citizens of countries other than Singapore. We expect demand for personnel in Singapore to increase significantly in the future as new wafer fabrication facilities, including those of our competitors, are established in Singapore. If we were to lose the services of any of our existing key personnel without adequate replacements, or were unable to attract and retain new experienced personnel as we grow, it could seriously harm our company. We do not carry "key person" life insurance on any of our personnel.


WE MAY NOT BE ABLE TO MANAGE OUR GROWTH, WHICH COULD SERIOUSLY HARM OUR COMPANY.

     Until the end of 2000, we have experienced a period of significant growth. This growth has placed, and our future growth will place, a significant strain on our managerial, technical, financial, production, operational and other resources. In particular, by expanding our manufacturing facilities and equipping new facilities we may create additional capacity at our fabs, which, if not utilized, would reduce our profitability and could seriously harm our company.


RISKS RELATED TO INVESTMENTS IN A CONTROLLED CORPORATION

SINGAPORE TECHNOLOGIES CONTROLS OUR COMPANY AND ITS INTERESTS MAY CONFLICT WITH THE INTERESTS OF OUR OTHER SHAREHOLDERS.

     As of February 28, 2001, ST and its affiliates beneficially own approximately 60.8% of our outstanding ordinary shares. As a result, ST is able to exercise control over many matters requiring approval by our shareholders, including the election of directors and approval of significant corporate transactions.

     ST also provides us with financing, guarantees some of our debt and enters into forward foreign exchange contracts with us. While we believe that ST will continue to provide us credit and other support, ST has no obligation to do so and the availability and the amount of its support may not be at the same levels as previously provided.

     We also have contractual and other business relationships with ST and its affiliates and may engage in transactions from time to time that are material to us. Although the Audit Committee of our Board of Directors will review all material transactions between our company and ST, circumstances may arise in which the interests of ST and its affiliates could conflict with the interests of our other shareholders. Because ST and its affiliates own a significant portion of our ordinary shares, they could delay or prevent a change in control of our company, even if a transaction of that nature would be beneficial to our other shareholders. Our Articles of Association do not contain any provision requiring that ST and its affiliates own at least a majority of our ordinary shares. Please see "Item 7. Major Shareholders and Related Party Transactions" for additional information regarding our relationship with ST and its affiliates.


RISKS RELATED TO INVESTMENT IN A FOREIGN CORPORATION

WE OPERATE INTERNATIONALLY AND ARE THEREFORE AFFECTED BY PROBLEMS IN OTHER COUNTRIES.

     Our principal customers are located in the United States, Europe and Taiwan and our principal vendors are located in the United States, Japan and Europe. As a result, we are affected by economic and political conditions in those countries, including:

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


ECONOMIC CONDITIONS WHERE OUR CUSTOMERS AND THEIR MARKETS ARE LOCATED MAY HAVE A NEGATIVE IMPACT ON OUR REVENUE.

     A significant portion of our revenue is derived from sales to customers whose semiconductors are used in products that are sold in the U.S., Europe, Japan, Taiwan and other countries in East and Southeast Asia. Our results of operations in the future could be negatively impacted if the economic environment in these countries deteriorates. For example, in 1998, many countries in Asia experienced considerable currency volatility and depreciation, high interest rates and declining asset values. As a result, there was a general decline in business and consumer spending and a decrease in economic growth as compared with prior years. Although Singapore was not materially affected by these events, our results of operations in 1998 were affected by overall regional economic conditions because demand for semiconductor products generally rises as the overall level of economic activity increases and falls as activity decreases. More recently, the U.S. is experiencing a general slow down in economic growth as compared to prior years, and this has caused a decline in the demand for the products of our customers, which in turn has resulted in a decrease in demand for semiconductor wafers by our customers that are located in or that have markets in the U.S.


EXCHANGE RATE FLUCTUATIONS MAY AFFECT THE VALUE OF OUR SECURITIES.

     Our financial statements are prepared in U.S. dollars. Our net revenue is generally denominated in U.S. dollars and our operating expenses are generally incurred in U.S. dollars and Singapore dollars. Our capital expenditures are generally denominated in U.S. dollars, Japanese yen, Singapore dollars and other currencies. Although we hedge a portion of the resulting net foreign exchange position through the use of forward exchange contracts, we are still affected by fluctuations in exchange rates among the U.S. dollar, the Japanese yen, the Singapore dollar and other currencies. We are particularly affected by fluctuations in the exchange rate between the U.S. dollar and the Singapore dollar. For example, in 2000, substantially all of our revenue and approximately 75.7% of our cost of revenue were denominated in U.S. dollars. If the Singapore dollar strengthens against the U.S. dollar by 2.0%, our cost of revenue will increase by 0.5%. Likewise, if the Singapore dollar weakens against the U.S. dollar by 2.0%, our cost of revenue will decrease by 0.5%. Any significant fluctuation in exchange rates may harm our company. In addition, fluctuations in the exchange rate between the U.S. dollar and the Singapore dollar could affect the U.S. dollar value of our securities, and the value of any cash dividends if paid in U.S. or Singapore dollars.


OUR PUBLIC SHAREHOLDERS MAY HAVE MORE DIFFICULTY PROTECTING THEIR INTERESTS THAN THEY WOULD AS SHAREHOLDERS OF A U.S. CORPORATION.

     Our corporate affairs are governed by our Memorandum and Articles of Association and by the laws governing corporations incorporated in Singapore. The rights of our shareholders and the responsibilities of the members of our Board of Directors under Singapore law may be different from those applicable to a corporation incorporated in the United States. Therefore, our public shareholders may have more difficulty in protecting their interests in connection with actions taken by our management, members of our Board of Directors or our controlling shareholders than they would as shareholders of a corporation incorporated in the United States. For example, controlling shareholders in United States corporations are subject to fiduciary duties while controlling shareholders in Singapore corporations are not subject to such duties. Please see "Item 7. Major Shareholders and Related Party Transactions -- Singapore Technologies controls our company and its interests may conflict with the interests of our other shareholders" for a discussion relating to our controlling shareholders, ST and its affiliates.


IT MAY BE DIFFICULT FOR YOU TO ENFORCE ANY JUDGMENT OBTAINED IN THE UNITED STATES AGAINST US OR OUR AFFILIATES.

     Our company is incorporated under the laws of the Republic of Singapore. Many of our directors and senior management, and some of the experts named in this document, reside outside the United States. In addition, virtually all of our assets and the assets of those persons are located outside the United States. As a result, it may be difficult to enforce in or out of the United States any judgment obtained in the United States against us or any of these persons, including judgments based upon the civil liability provisions of the United States securities laws. In addition, in original actions brought in courts in jurisdictions located outside the United States, it may be difficult for investors to enforce liabilities based upon United States securities laws.

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


RISKS RELATED TO OUR SECURITIES AND OUR TRADING MARKET

THE FUTURE SALES OF SECURITIES BY OUR COMPANY OR EXISTING SHAREHOLDERS MAY HURT THE PRICE OF OUR SECURITIES.

     If we or our shareholders sell a large number of our securities in the public market, including sales under the shelf registration statement we filed on March 12, 2001, the trading price of such securities could decrease dramatically. Any perception that these sales could occur could also result in a dramatic decline in the trading price of our securities. These sales also might make it more difficult for us to sell securities in the future at a time and at a price that we deem appropriate. As of February 28, 2001, we had an aggregate of 1,380,266,279 ordinary shares outstanding (including ordinary shares represented by ADSs). ST and its affiliates own 839,079,380 of our outstanding ordinary shares. All of our outstanding shares are freely tradable in Singapore and in the United States, except that the shares owned by our affiliates, including ST and its affiliates, may be sold in the United States if registered or if they qualify for an exemption from registration, including under Rule 144 under the Securities Act of 1933. On March 12, 2001, we filed a shelf registration statement registering $4,000,000,000 of securities, of which $3,000,000,000 relates to securities that we may issue from time to time and $1,000,000,000 relates to ordinary shares that ST and its affiliates, in the aggregate, may offer from time to time.


THE MARKET PRICES OF OUR SECURITIES HAVE BEEN AND MAY CONTINUE TO BE HIGHLY VOLATILE.

     The market prices of our securities have fluctuated widely and may continue to do so. For example, from our initial public offering in October 1999 through February 28, 2001, the trading price of our ADSs has ranged from a high of $105.75 per ADS to a low of $24.875 per ADS. During the same period, the trading price of our ordinary shares has ranged from a high of S$18.50 per ordinary share to a low of S$4.40 per ordinary share. Many factors could cause the market prices of our securities to rise and fall. Some of these factors include:

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

     The financial markets in the United States, Singapore and other countries have experienced significant price and volume fluctuations, and market prices of technology companies have been and continue to be extremely volatile. Volatility in the prices of our securities may be caused by factors outside of our control and may be unrelated or disproportionate to our operating results. In the past, following periods of volatility in the market price of a public company's securities, securities class action litigation has often been instituted against that company. Such litigation could result in substantial costs and a diversion of our management's attention and resources.


THE SINGAPORE SECURITIES MARKET IS RELATIVELY SMALL AND MORE VOLATILE THAN U.S. MARKETS AND MAY CAUSE THE MARKET PRICE OF OUR SECURITIES TO FLUCTUATE.

     The Singapore Exchange Securities Trading Limited, or the Singapore Exchange, is relatively small and more volatile than stock exchanges in the United States and certain other European countries. As of December 31, 2000, there were 388 Singapore companies listed on the Main Board of the Singapore Exchange and the aggregate market capitalization of listed equity securities of these companies was approximately $224 billion. For the year ended December 31, 2000, the average daily equity trading value on the Singapore Exchange (including shares traded on the CLOB International trading system) was approximately $380 million, with an annualized aggregate trading value of approximately $95 billion. The relatively small market capitalization of, and trading volume on, the Singapore Exchange may cause the market price of securities of Singapore companies, including our securities, to fluctuate in both the domestic and the international markets.


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


YOUR ABILITY TO PARTICIPATE IN ANY RIGHTS OFFERING OF OUR COMPANY IS LIMITED.

     We may, from time to time, distribute rights to our shareholders, including rights to acquire securities under the deposit agreement relating to the ADSs. The depositary will not offer rights to holders unless both the rights and the securities to which such rights relate are either exempt from registration under the Securities Act of 1933 (the "Securities Act") or are registered under provisions of the Securities Act. However, we are under no obligation to file a registration statement with respect to any such rights or underlying securities or to endeavor to cause such a registration statement to be declared effective. Accordingly, holders of our ADSs may be unable to participate in rights offerings by us and may experience dilution of their holdings as a result.


FORWARD-LOOKING STATEMENTS CONTAINED IN THIS DOCUMENT MAY NOT BE REALIZED

     This document contains forward-looking statements, as defined in the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements, including without limitation, statements relating to our capital expenditures, financings, production capacity, expansion plans and the construction and equipping of our fabrication facilities (including our revision in plans and the expected pilot production date for Fab 7), our near-term and long-term outlook in the foundry services market, the appropriateness of our business model and strategy as well as our technology roadmap and our plans pertaining to employee share purchase and share option plans, reflect our current views with respect to future events and financial performance, and are subject to certain risks and uncertainties, which could cause actual results to differ materially from historical results or those anticipated. For example, delays in the implementation of our partnership, technology and supply alliances, delays or interruptions in the construction and equipping of our fabrication facilities, a reduction in the performance level of our fabrication facilities; changes in the market outlook and trends, customer demands, delays in technological advances, unavailability of materials, equipment, manpower and timely regulatory approvals, as well as the availability of financings and the terms thereof, could cause actual results to differ materially. Although we believe the expectations reflected in such forward-looking statements are based upon reasonable assumptions, we can give no assurance that our expectations will be attained. In addition to the foregoing factors, a description of certain other risks and uncertainties which cause actual results to differ materially can be found in "Item 3. Key Information--Risk Factors." You are cautioned not to place undue reliance on these forward-looking statements, which reflect management's current analysis of future events. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.


ITEM 4.   INFORMATION ON OUR COMPANY

HISTORY AND DEVELOPMENT OF OUR COMPANY

     Chartered's full legal name is Chartered Semiconductor Manufacturing Ltd. Chartered is a limited liability company incorporated in the Republic of Singapore in 1987. Our principal executive and registered offices are located at 60 Woodlands Industrial Park D, Street 2, Singapore 738406. Our telephone number is (65) 362 2838. Our internet address is www.charteredsemi.com. INFORMATION CONTAINED IN OUR WEB SITE DOES NOT CONSTITUTE A PART OF THIS DOCUMENT.

     Our agent for service in the United States is our subsidiary, Chartered Semiconductor Manufacturing, Inc., 1450 McCandless Drive, Milpitas, California 95035, telephone (408) 941 1100.

     We have one significant subsidiary, Chartered Silicon Partners Pte Ltd, a Singapore company incorporated in 1997 in which we have a 51% equity interest. For more information on Chartered Silicon Partners Pte Ltd, see Item 4. "Information on our company--Strategic Alliances--Chartered Silicon Partners". For information on our other subsidiaries, please see Item 10. "Additional Information--Subsidiary Information".

     In connection with our initial public offering in 1999, we effected a capital restructuring, and:

     - issued one additional fully paid "A" ordinary share for every 20 partly paid "A" ordinary shares and cancelled the partly paid shares;

     - cancelled all unissued "A" ordinary shares and "B" ordinary shares;

     - cancelled the special rights attached to the "B" ordinary shares;

     - redesignated the "A" ordinary shares and "B" ordinary shares as one class of ordinary shares; and

     - effected a share split such that each ordinary share with a par value of S$0.4888 was sub-divided into 1.88 ordinary shares with a par value of S$0.26.

     Our capital restructuring was effective October 14, 1999.

     Our principal capital expenditures for the fiscal years 1998, 1999 and 2000 comprised mainly of the purchase of semiconductor equipment for the equipping of fabs. Our capital expenditures amounted to $279.4 million in 1998, $340.3 million in 1999 and $963.8 million in 2000. In 1998, our capital expenditures were incurred mainly for the ramping of Fab 3 and increased capacity in Fab 2. In 1999, our capital expenditures were incurred mainly for the ramping of Fab 3, start-up in Fab 6 as well as increased capacity in Fab 2. In 2000, our capital expenditures were incurred mainly for the ramping of Fab 6 as well as increased capacity in Fab 2 and 3.

     For the year 2000, our capital expenditures were financed mainly through the proceeds from our initial public offering in November 1999, as well as borrowings under our credit facilities and cash generated from operations. A more detailed discussion of the use of proceeds from our offerings and credit facilities can be found under "Item 14. Material Modifications to the Rights of Security and Use of Proceeds--Use of Proceeds" and "Item 5. Operating and Financial Review and Prospects--Liquidity and Capital Resources" respectively.

     In 1997, Chartered acquired equity interests in Chartered Silicon Partners and in Silicon Manufacturing Partners. For more information on this, please refer to Item 4. "Information on our company--Strategic Alliances".


DESCRIPTION OF BUSINESS

     Chartered is one of the world's leading independent semiconductor foundries. We provide comprehensive wafer fabrication services and technologies to semiconductor suppliers and manufacturers of electronic systems. We focus on providing foundry services to customers that serve high-growth, technologically advanced applications, including communications applications such as cable modems, wireless, Gigabit Ethernet, ATM and ADSL. Our top five customers are Agilent Technologies, Ericsson, Broadcom, ST Microelectronics and Conexant.

     We currently own, or have an interest in, five fabrication facilities, all of which are located in Singapore. We have recently completed a substantial portion of the construction of our sixth fab, Fab 7, which we expect to bring on-line as a totally 300-mm fab. Our current expectation is that pilot production will begin in mid-2002. We have service operations in 11 locations and in seven countries in North America, Europe and Asia. We were incorporated in Singapore in 1987. As of February 28, 2001 we were approximately 60.8% owned by Singapore Technologies, or ST, and its affiliate. ST is one of Singapore's largest industrial conglomerates and is indirectly wholly-owned by the Government of Singapore. Please see "Item 7. Major Shareholders and Related Party Transactions" for additional information regarding ST.


INDUSTRY BACKGROUND

     Semiconductors are critical components used in an increasingly wide variety of applications, such as computer systems, communications equipment and systems, automobiles, consumer products and industrial automation and control systems. As performance has increased and size and cost have decreased, the use of semiconductors in these applications has grown significantly. According to the Semiconductor Industry Association, or SIA, increased sales of communication semiconductors used in applications such as computer modems, networks, cellular phones and Internet and electronic commerce hardware and appliances will drive growth in the semiconductor industry during the next several years. In November of 2000, the SIA estimated that worldwide semiconductor device market revenue will grow from $149.4 billion in 1999 to $319.3 billion in 2003.

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

THE GROWTH OF THE SEMICONDUCTOR FOUNDRY INDUSTRY

     Semiconductor suppliers presently face increasing demands to offer new products that provide higher performance and greater functionality at lower prices. To compete successfully, they must also minimize the time it takes to bring a product to market. High performance semiconductors, which contain millions of transistors, are extraordinarily challenging to design and even more challenging to manufacture. Additionally, these high-performance semiconductors can only be produced in fabs that employ the most advanced semiconductor process technologies.

     According to recent industry research reports and company announcements, the cost of a state-of-the-art 300mm fab now exceeds $3 billion, approximately six times higher than the cost a decade ago. Today, only large and well-capitalized companies can support the substantial technology and investment requirements of building state-of-the-art fabs. In addition, for companies to justify the enormous cost of a new fab, a high level of capacity utilization is essential to ensure that fixed costs are fully absorbed. These trends have led to the rapid growth in demand for advanced semiconductor manufacturing services provided by semiconductor foundries.

     Foundry services are now utilized by nearly every major semiconductor company in the world. Dataquest estimates that in 1999, IDMs comprised 92% of the worldwide semiconductor market. Historically, IDMs have used foundry services for their incremental manufacturing needs. Given the mounting pressure on them to improve profit margins and accelerate time-to-market, we expect IDMs to utilize foundries more extensively in the future for their core manufacturing needs. In addition, in October 2000, Dataquest estimated that demand from fabless semiconductor companies for foundry services will continue to grow, from $4.6 billion in 1999 to $13.1 billion in 2004. Manufacturers of electronic systems, or systems companies, who design semiconductors for use in their own products are also beginning to utilize foundry services. According to the October 2000 Dataquest estimate, the growth of the foundry market is expected to outpace growth of the semiconductor industry overall, with foundry services expected to grow from $7.5 billion in 1999 to $23.3 billion in 2004, representing a compound annual growth rate of over 25.4%.


THE REQUIREMENTS OF A FULL-SERVICE FOUNDRY

     As demand for foundry services has grown, many semiconductor suppliers are seeking highly committed partners that meet their manufacturing technology requirements. These partners must be able to provide the following:

     Systems Integration Expertise. In recent years, business and consumer demand for high-performance data transmission, processing and storage has increased dramatically. Fueling this demand has been growth in the data communications, telecommunications, wireless and consumer markets. This has resulted in greater demand for faster, smaller semiconductors that integrate an increasing number of functions onto a single device at a lower cost. This need for increased system-level integration requires semiconductor foundries to offer specialized expertise in a number of areas. These include the integration of logic, which processes data, and memory, which stores data, into a single device and mixed-signal technologies which translate data between analog and digital form.

     Leading-Edge Process Technologies. Semiconductor foundries must also provide a range of manufacturing process technologies from standard CMOS (complementary metal oxide silicon) to technologies that enable extremely fast transmission and processing speeds, such as specialized CMOS for wireless applications and the use of copper interconnect for very high speed devices. Foundries must also continue to offer smaller process geometries which allows for the integration of more functions in the same size device or more devices per wafer.

     Long-Term Relationships. As foundries become more integral to the overall manufacturing strategies of their customers, it has become increasingly important for foundries to form long-term relationships with them. Semiconductor suppliers and systems companies need assurance that their foundry suppliers will continue to provide sufficient advanced manufacturing capacity to keep pace with their customers' growth, and develop and make available advanced process technologies capable of producing next- generation products.

     Security. When using foundry services, semiconductor suppliers, systems companies and their partners entrust highly valuable and proprietary intellectual property to the foundries manufacturing their devices. These customers demand foundry partners who understand the importance of protecting intellectual property.


THE CHARTERED SOLUTION

     Chartered is one of the world's leading independent semiconductor foundries. We provide comprehensive wafer fabrication services and technologies to semiconductor suppliers and systems companies and enable seamless integration of the semiconductor design and manufacturing processes. By doing so, we enable our customers to bring high-performance, highly-integrated products to market rapidly and cost effectively.

     We enable system-level integration for our customers, many of which serve high-growth markets. For example, to meet the needs of customers serving the communications markets, we offer a broad array of leading digital and analog technologies, including standard CMOS , mixed-signal and embedded memory processes. We are also developing additional leading high performance technologies such as advanced embedded memory technologies and specialized CMOS for wireless applications. This is part of our "communications-smart" approach. Built on a leading-edge baseline logic process, we offer a flexible, modular approach to providing solutions for the essential elements of communications products.

     In order to augment our internal development efforts, we have entered into strategic alliances and technology alliances with leading semiconductor companies such as Agere Systems Inc., or Agere (the former Microelectronics Group of Lucent Technologies Inc.), and Ericsson Microelectronics AB, or Ericsson. Silicon Manufacturing Partners, or SMP, our strategic alliance with a subsidiary of Agere, operates Fab 5. For more information on these strategic alliances and technology alliances, please see "Offer Leading-Process Technology" below.

     We partner with leading providers of EDA, software tools, design intellectual property, or IP, and design services to enable our customers to integrate system-level functionality in their products for accelerated time-to-market and reduced design and manufacturing risk. Our partners' EDA tools, design IP and processes are proven and have been validated for Chartered's manufacturing processes. Our EDA development and IP partners include Artisan Components, Avant!, Cadence Design Systems, Mentor Graphics, MIPS Technologies, New Logic Technologies, Silicon Metrics, Synopsys and Virage Logic. We also partner with assembly and test providers, principally ST Assembly Test Services Ltd, or STATS, to offer our customers turnkey services, which incorporate wafer fabrication, assembly and test. Our turnkey service enables our customers to interface solely with Chartered for the entire manufacturing process, from wafer manufacturing to drop shipment of completed devices directly to their customers.

     We believe that Chartered is a trusted, customer-oriented service provider, and it takes a collaborative approach to the foundry industry. We have service operations in 11 locations in seven countries in North America, Europe and Asia. In addition, our proprietary Chartered On-Line Access Services System provides our customers with easy, secure access through the Internet to information pertaining to the services we render for them, including the status of their wafers in our manufacturing process. All of our manufacturing operations are located in Singapore, a politically and economically stable nation with laws that protect our customers' proprietary technology.

     We are currently developing our eFAB(TM) system, which will provide our customers information access, data exchange and e-commerce functionality over the Internet. For more information on the eFAB(TM) system, see "Item 4. Information on our company--Customer Service".


BUSINESS STRATEGY

     Our objective is to be the leading worldwide, full-service provider of wafer foundry services to semiconductor suppliers and systems companies focused on high-growth applications that require a high degree of system-level integration. Key elements of our strategy include:


FOCUS ON SEMICONDUCTOR DEVICES FOR HIGH-GROWTH APPLICATIONS SUCH AS
COMMUNICATIONS

     We are focused on providing foundry services to customers that serve high-growth applications and require a high degree of functional integration. These customers compete based on differentiated products, rapid time-to-market and device performance, as opposed to suppliers of less complex commodity semiconductor products, which compete primarily on price and manufacturing capacity. Many of our customers, including Broadcom, Conexant, Agilent Technologies, Ericsson and Intel, use our services and communications-smart technologies to manufacture their communications products for applications such as cable modems, wireless, Gigabit Ethernet, ATM and ADSL.


PROVIDE A COMPLETE RANGE OF SERVICES

     We are continuing to expand our range of services so that we can effectively meet our customers' evolving needs. Our goal is to seamlessly integrate the design and manufacturing process with a wide array of services, tools and technologies. The services we currently make available to our customers, in conjunction with our partners, include a number of EDA design tools, design IP and process technologies that have been validated for our manufacturing process. We also offer our customers full turnkey services which include wafer fabrication, assembly and test.

INCREASE FOUNDRY CAPACITY

     We intend to expand our production capacity to meet the anticipated needs of our customers. We plan to increase our total production capacity from approximately 94,600 eight-inch equivalent wafers per month in December 2000 to an estimated 183,500 eight-inch equivalent wafers per month (which figures include 49% of the production capacity of Fab 5 and 100% of the production capacity of Fab 6) by December 2003. On an aggregate annual basis, we expect our production capacity to increase from an existing capacity of approximately 985,000 eight-inch equivalent wafers in 2000 (which exceeded our earlier projection of 970,000), to approximately 1,250,000, 1,525,000 and 2,000,000 eight-inch equivalent wafers in years 2001, 2002 and 2003, respectively (which figures include 49% of the production capacity of Fab 5 and 100% of the production capacity of Fab 6). Our projections for the years 2001 and 2002 have been revised downwards from previous projections of 1,400,000 and 1,780,000 for 2001 and 2002, respectively, to reflect a more cautious plan in light of the uncertainty in the near-term market outlook. We believe that increasing our foundry capacity is critical to ensuring that we can satisfy our customers' volume requirements as they continue to grow.


OFFER LEADING-PROCESS TECHNOLOGY

     We intend to continually expand our portfolio of process technologies through internal development, technology alliances, strategic alliances and licensing agreements. We believe that offering leading-process technologies is critical to attracting and retaining customers that design highly sophisticated semiconductors. We are currently developing new digital and mixed-signal technologies, such as specialized CMOS for wireless communications applications and additional embedded memory technologies. As of December 31, 2000, we employed 214 professionals in our research and development department, 60 of whom have Ph.Ds. In December 2000, we successfully completed on schedule our joint development of 0.18um copper and aluminum processes with Agere for high density, low power and cost-effective applications. Our technology alliance with Ericsson involves the joint development of RFCMOS (radio frequency complementary metal oxide silicon) and BiCMOS (bipolar complementary metal oxide silicon) process technologies. The resulting manufacturing processes will support wireless communications applications, including the Bluetooth(TM) specification for pervasive wireless networks. Our most recent joint development agreement is a non-exclusive $700 million research and development agreement with Agere specifically addressing the development of CMOS digital logic, mixed-signal (or analog), and embedded SRAM (embedded static random access memory ) process technologies at the 0.13um, 0.10um and 0.08um technology nodes. The joint development agreement will bring together Agere Systems' research and development resources that were formerly part of Lucent Technologies' Bell Laboratories and our own technical experts on our Singapore campus. These scientists and engineers will work with Agere's research and development teams in Murray Hill, N.J., and Orlando, Fla. as well as with Chartered's technology development organization, to create a global 600-person research and development team focused on innovations in manufacturing technology. Both parties have the rights to use the jointly developed technologies.


ENHANCE AND EXPAND ALLIANCES

     We intend to leverage and expand our existing alliances and to establish new alliances with leading companies that offer complementary technologies, products and services. We believe that our alliances with semiconductor technology leaders and providers of design tools, intellectual property and assembly and test services have given us access to select leading edge system technologies. These alliances have also enhanced our development efforts and have the potential to increase our fab utilization rates. We also believe that by establishing these alliances and working closely with IDMs such as Agere, Oki and Ericsson, who are also customers, we are better positioned to win future business with them.


MANUFACTURING FACILITIES

     As of December 31, 2000, we own or have an interest in five fabs, all of which are located in Singapore. Fabs 1, 2 and 3 are wholly-owned and operated by our company. We do not have a Fab 4. Fab 5 is operated by SMP which we jointly own with Agere Systems Singapore Pte. Ltd., a subsidiary of Agere Systems Inc. Fab 6 is operated by CSP, which we jointly own with a subsidiary of Agilent Technologies and EDB Investments.

     Recently, we completed a substantial portion of the construction of our sixth fab, Fab 7. Fab 7 is wholly owned and will be operated by our company. As a result of the lower near-term growth outlook in 2001 and the resulting drop in demand for wafers, we have revised our plans for our sixth fab, Fab 7. As revised, our plan is to equip Fab 7 with 300mm manufacturing equipment instead of our original plan of equipping it with 200mm manufacturing equipment. With this change, we expect that Fab 7 will have a longer useful life as it will be equipped with machines capable of fabricating larger-diameter wafers which we expect to be the industry standard of the future. The revised plan will require additional capital expenditure of approximately $1.4 billion for Fab 7, which is 67% higher than our original capital expenditure of $2.1 billion planned for Fab 7, bringing the total capital expenditure for Fab 7 to $3.5 billion. We expect to require additional financing to complete construction and equipping of Fab 7. As of March 2001, our current expectation is that pilot production will begin at Fab 7 in mid 2002.

     In addition to revising our plans for Fab 7, as a result of the changes in the near-term growth outlook, we have also revised our previous output and capacity projections of our other fabs. The following table reflects our output and wafer-capacity figures as of December 31, 2000 for each of our fabs and the fab of our affiliate, SMP (Fab 5) (except for Fab 7, which is as of March 2001).


                                  FAB 1            FAB 2            FAB 3        FAB 5 (SMP)(1)    FAB 6 (CSP)(1)         FAB 7
                             ---------------  ---------------  ---------------  ----------------  -----------------  -------------
PRODUCTION COMMENCED              1989              1995             1997             1999              2000         Expected 2002

CURRENT OUTPUT(2)            29,400 wafers    41,200 wafers    18,800 wafers    15,700 wafers     2,700 wafers per   --
                             per month(3)     per month        per month        per month         month

ESTIMATED FULL CAPACITY(4)   28,000 wafers    52,000 wafers    26,000 wafers    24,000 wafers     41,000 wafers      30,000 wafers
                             per month(3);    per month;       per month;       per month;        per month;         per month;
                                              expected 2002    expected 2002    expected 2002     expected 2003      expected
                                                                                                                     2004(5)

WAFER SIZE                   Six-inch         Eight-inch       Eight-inch       Eight-inch        Eight-inch         Twelve-inch
                             (150mm)          (200mm)          (200mm)          (200mm)           (200mm)            (300mm)

PROCESS TECHNOLOGIES         1.2 to 0.5um     0.6 to 0.3um(6)  0.35 to          0.25 to           0.25 to            0.18um and
                                                               0.22um (6)       0.15um(6)         0.13um (6)         Lower (6)

MANUFACTURING                Digital;         Digital;         Digital; SRAM;   0.25um Digital;   High               Logic CMOS;
 TECHNOLOGIES                Analog; ROM;     Analog; SRAM;    ROM(7)           BiCMOS; Analog;   performance,       high-density
                             EEPROM(7)        Flash Memory(7)                   eSRAM(7)          high-density       SRAM(7)
                                                                                                  CMOS; high
                                                                                                  density SRAM(7)

CLEAN ROOM                   34,000 sq.       109,000 sq. ft.  86,000 sq. ft.   91,000 sq. ft.    123,000 sq. ft.    170,000 sq. ft
                             ft. Class 10;    Class-1 SMIF(8)  Class-1 SMIF(8)  Class-1 SMIF(8)   Class-1 SMIF(8)    Class-1 SMIF(8)
                             10,000 sq. ft.
                             Class-1 SMIF(8)

----------
(1) With respect to Fab 5 and Fab 6, the information includes capacity to which our strategic partners are entitled.

(2)  Current output is as of December 31, 2000.

(3) Equivalent to 16,610 eight-inch wafers per month for current output and 15,820 eight-inch wafers per month for estimated full capacity. For the purposes of estimating full capacity we have assumed the production of wafers using a certain technology mix. Because we have been producing wafers with a different mix of technology than that previously assumed, we have been exceeding our estimated full capacity for Fab 1.

(4) Estimated capacity is based on our current and anticipated process technology mix, which may vary. Our projections of estimated full capacity have varied from previous projections made in 1999 and 2000 in terms of number of wafers and expected date for achieving full capacity because of recent revisions to our earlier plans, including expansion in production capacity, improvements in wafer technology mix and in the case of Fab 7, a move towards fabrication of larger-diameter wafers.

(5)  Equivalent to 75,000 eight-inch wafers per month.

(6) These manufacturing processes are preliminary and their successful implementation depend on various factors, including our ability to achieve advances in process technology or to obtain access to advanced process technology developed by others. These fabs can be retrofitted to achieve smaller geometries than those shown above.

(7) ROMs are read-only memory devices. EEPROMs are electrically erasable programmable read-only devices. SRAMs are static random access memory devices. eSRAMs are embedded static random access memory devices. CMOS means complementary metal oxide silicon. BiCMOS means bipolar complementary metal oxide silicon.

(8) Class 10 means a standard of air purity under which the amount of dust is limited to fewer than ten particles of dust per cubic foot of air. Class 1 means a standard of air purity under which the amount of dust is limited to fewer than one particle of dust per cubic foot of air. SMIF means standard mechanical interface.

     All our production fabs work 24 hours per day, 7 days per week, the only exception being where scheduled maintenance requires a facility shutdown. Regular maintenance is otherwise performed concurrently with production. Whether we choose to carry out scheduled maintenance requiring a facility shutdown or regular maintenance performed concurrently with production depends on which is more appropriate at any given time, having regard to minimizing disruption to our production schedule.

     The following table sets forth information regarding the total wafer output by each of our fabs and the fab of our affiliate, SMP, during the past five years:


                             TOTAL OUTPUT (1)
                              (IN THOUSANDS)
                     --------------------------------
FAB                  1996   1997   1998   1999   2000
---                  ----   ----   ----   ----   ----
Fab 1 (2)             140    103    142    181    180
Fab 2 (3)             114    220    265    419    524
Fab 3 (3)              --     21     33     96    210
Fab 5 (SMP)(3) (4)     --     --     --      9     73
Fab 6 (3)              --     --     --     --     13

----------
(1) Total output of revenue generating eight-inch equivalents for the fiscal year end.
(2)  Includes output of terminated print-head business for 1998 and 1999.
(3) Fab 2 commenced production in 1995, Fab 3 commenced production in 1997, Fab 5 commenced production in 1999 and Fab 6 commenced production in 2000.
(4)  Includes only Chartered's share of the output.


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

     Our production facilities in Singapore, Fab 1, 2, 3, and 5 have been certified by the International Standards Organization, or ISO, to meet ISO 9002 standards. ISO 9002 standards set forth what is required to ensure the production of quality products and services. There are a total of 20 requirements, including management responsibility, quality systems, and process control. Fab 1, 2, 3 and 5 have also been QS 9000 certified and Fab 6 is anticipated to be QS9000/ISO9002 certified by 2001. The QS 9000 is a quality system standard that provides for continuous improvement, emphasizing on defect prevention, reduction of variation and waste in the supply chain. Both ISO and QS certification processes involve periodically subjecting production processes and quality management systems to stringent third-party review and verification. Our customers often look to a QS certification as a threshold indication of our quality control standards.

     Our company is in the process of implementing the Six Sigma program, which is a well-recognized method of making breakthrough improvements in business processes and solving chronic problems. Our strategy is to use the Six Sigma method to give a structured and rigorous approach to improvements across the whole organization. We have completed a pilot phase in which a small number of people were put through in-depth training to become "Black Belts", experts in the use of Six Sigma tools and methods. Apart from training more "Black Belts", we are training our Quality Circles and managers in Six Sigma.


STRATEGIC ALLIANCES

CHARTERED SILICON PARTNERS

     In March 1997, we entered into the CSP strategic alliance with Hewlett-Packard Europe B.V., or HP Europe, a subsidiary of Hewlett-Packard, and EDB Investments Pte Ltd relating to the joint ownership of Fab 6. In 1999, Hewlett-Packard spun-off certain of its businesses, including its semiconductor business, to a new company, called Agilent Technologies, Inc. In connection with the spin-off, Hewlett-Packard assigned its rights and obligations under the agreements it had entered into with us, including the agreements of its subsidiaries (including HP Europe), to Agilent Technologies or its subsidiary, Agilent Technologies Europe B.V., or Agilent Technologies Europe. In particular, HP Europe assigned the strategic alliance agreement to Agilent Technologies Europe. We, Agilent Technologies Europe and EDB Investments have a 51%, 30% and 19% equity interest in CSP, respectively. We were obliged to make a total of S$367.2 million ($213.2 million) in equity contributions to CSP, the final payment of which was made in November 2000. We and Agilent Technologies Europe also each have an option to purchase additional shares in CSP from EDB Investments at a formula-driven price. Pursuant to an agreement with CSP, Agilent Technologies is required to purchase a minimum number of wafers per year and is entitled to purchase a maximum number of wafers per year from CSP. If Agilent Technologies Europe's ownership interest in CSP changes, the number of wafers Agilent Technologies is required to purchase, as well as the number of wafers it is entitled to purchase, changes accordingly.

     CSP's Board of Directors is comprised of seven directors. As long as we own more than 50% of CSP, we can elect four of the directors. Agilent Technologies Europe can elect two directors as long as it owns at least 15% of CSP and EDB Investments can elect one director as long as it holds any ownership interest in CSP.

     Pursuant to our agreement, the CSP strategic alliance continues indefinitely so long as there are two or more parties to the alliance. Neither we nor Agilent Technologies Europe may transfer our interests in CSP until after July 3, 2001. Before any transfer can occur, the non-transferring party may exercise a right of first refusal with respect to the transferred interests. Upon a serious, uncured default, the non-defaulting party has the right to purchase all of the defaulting party's interest for fair value, as defined in the agreement. Upon a change of control of a party, the other parties have the right to purchase, at fair value, all of such party's interest.

     CSP owns and operates Fab 6. Pursuant to a cost sharing agreement, we perform certain management and corporate support activities for the benefit of CSP including accounting, financial, sales and marketing. Under this agreement, CSP is allocated a portion of our costs in performing such activities. Although such agreement may be terminated by either party in certain instances, we expect the cost sharing agreement to remain in place during the term of this strategic alliance.

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

     Effective October 1, 1999, we, Agilent Technologies Europe and EDB Investments amended our strategic alliance agreement. The amendment eliminated some of CSP's minority shareholders' approval rights over CSP's annual business plan. It also increased the thresholds for asset dispositions, borrowings and capital expenditures that would require the approval of CSP's minority shareholders. We believe that these changes eliminate CSP's minority shareholders' substantive participative rights in CSP.


SILICON MANUFACTURING PARTNERS

     In December 1997, we entered into the SMP strategic alliance with Lucent Technologies Microelectronics Pte Ltd, now known as Agere Systems Singapore Pte Ltd., relating to the joint ownership of Fab 5.

     Agere Systems Singapore has a 51% equity interest in SMP and we have a 49% equity interest. We were obligated to make S$208.3 million ($121.0 million) in equity contributions to SMP. The final contribution was made in July 2000. SMP's Board of Directors is comprised of five directors, three of which are elected by Agere Systems Singapore and two of which are elected by us. We also nominate the chairman of the Board of Directors and the general manager, while Agere Systems Singapore names the financial controller.

     SMP operates Fab 5, which is adjacent to our Fab 3 building. SMP owns the equipment used in Fab 5 and leases the space for Fab 5 from us. Please see "Item 7--Major Shareholders and Related Party Transactions--Related Party Transactions" for a description of this lease. Pursuant to our agreement, we are each required to purchase a specified percentage of Fab 5's output. However, if one party does not purchase its share of wafers, the other party is entitled to utilize that unused capacity. In the event such other party does not utilize the unused capacity, the party who does not purchase its entitlement will be required to compensate SMP for any costs it incurs in connection with such unused capacity.

     Pursuant to our agreement, the SMP strategic alliance continues indefinitely until it is terminated by written notice from or by either party. Neither party may give such written notice of termination until after 2006, and the termination of the alliance will take effect two years from the date of such termination notice. In addition, the parties may only transfer their interests to their respective affiliates. Upon our dissolution, winding up or liquidation, Agere Systems Singapore can purchase all of our interests in SMP for fair value, as defined in the agreement. Upon our serious, uncured breach, Agere Systems Singapore has the right to sell all of its interest in SMP to us for the higher of fair value and the value of its interest based on SMP's net book value, as defined in the agreement. Upon Agere Systems Singapore's dissolution, winding up or liquidation, we have the right to purchase all of its interest in SMP for fair value. Upon Agere Systems Singapore's serious, uncured breach, we have the right to purchase all of its interest in SMP for 90% of fair value. Upon a change of control of a party, the other party has the right to purchase, at fair value, all of such party's interest in SMP.

     Pursuant to a cost sharing agreement, we perform certain management and corporate support activities for the benefit of SMP such as accounting, financial and human resources. Under this agreement, SMP is allocated a portion of our costs in performing such activities. Although such agreement may be terminated by either party in certain instances, we expect the cost sharing agreement to remain in place during the term of this strategic alliance.

     Pursuant to a technology transfer and license agreement, both we and Agere Systems Singapore contribute the process technologies needed by SMP. Such process technologies are licensed to SMP for its own use and SMP cannot sublicense them to others. We and Agere Systems Singapore categorize our licensed technologies as restricted and unrestricted technologies. We and Agere Systems Singapore cross-license the unrestricted technologies to one another. These cross-licenses allow our respective companies and subsidiaries to use certain process technologies and related intellectual property licensed to SMP in our respective manufacturing facilities for our general businesses even if such uses are not related to SMP. We do not cross-license the restricted technologies with one another, which means that only SMP can use such restricted process technologies and intellectual property.

     Agere Systems Singapore Pte Ltd (formerly known as Lucent Technologies Microelectronics Pte Ltd), was formerly a subsidiary of Lucent Technologies Inc. Lucent Technologies Inc. has publicly announced that it is in the process of spinning-off its microelectronics business to a new company, named Agere Systems Inc. As part of the restructuring, Lucent Technologies Microelectronics Pte. Ltd. has ceased to be a subsidiary of Lucent Technologies Inc., and is now a subsidiary of Agere Systems Inc. and has been renamed Agere Systems Singapore Pte. Ltd., or Agere Systems Singapore.

     Apart from the above changes, Lucent Technologies Inc. has also informed us that it has assigned its rights and obligations under the agreements it has entered into with us to Agere Systems Inc., including the joint development agreement to develop 0.13um, 0.10um and 0.08um technologies, with effect from February 1, 2001.


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

     Mask Making. The design for each layer of a semiconductor is imprinted on a photographic negative, called a semiconductor mask. The mask is the blueprint for each specific layer of the semiconductor. We do not manufacture masks for our customers but provide a service through third party mask shops.

     Wafer Fabrication. Transistors and other circuit elements comprising a semiconductor are formed by repeating a series of processes in which a photosensitive material is deposited on the wafer and exposed to light through a mask. The unwanted material is then etched away, leaving only the desired circuit pattern on the wafer. This process is repeated for each mask layer. The final step in the wafer fabrication process is to visually and electronically inspect each individual semiconductor, known as wafer probe, in order to identify the operable semiconductors for assembly.

     We provide all aspects of the wafer fabrication process except for wafer probe, which, if required by customer, is outsourced to a qualified third party assembly company such as STATS. All steps in the wafer manufacturing process are controlled by our computer-integrated manufacturing, or CIM, system. The CIM system allows us to monitor equipment performance, wafer processing steps, and the wafers themselves throughout the fabrication process.

     Assembly and Test. After fabrication, the wafers are transferred to assembly and test facilities. Assembly protects the semiconductor, facilitates its integration into electronic systems and enables the dissipation of heat. Following assembly, each semiconductor's functionality, voltage, current and timing are tested. After testing, the completed semiconductor is either shipped to the semiconductor supplier or directly to its final destination. If required by the customer, we outsource assembly and test services to independent assembly and test providers, primarily STATS.


MANUFACTURING PROCESSES

     We manufacture semiconductors using CMOS, bipolar and BiCMOS processes. CMOS is the most widely used process technology because it requires lower power than other technologies and allows dense placement of components onto a single semiconductor. The low power consumption and high-density characteristics of the CMOS process allow the continued development of high performance semiconductors that are smaller and faster. Bipolar technology enables very high speed but is used mainly in analog semiconductors. BiCMOS process technology combines bipolar's attribute of high speed with the high density and low power consumption of CMOS. We use CMOS or a combination of CMOS and BiCMOS for the fabrication of logic, mixed-signal and memory semiconductors.

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

     Memory. Memory devices store data and can be manufactured as stand-alone devices or embedded in system semiconductors, which combine a number of functions, such as logic and memory components. We manufacture stand-alone memory devices including EPROM, EEPROM, ROM, SRAM and Flash memory and embedded memory including eSRAM, eEEPROM, and eFLASH (embedded memory that can be erased in a flash) memories. (For more information on what these mean, see "Item 4. Information on our company-- Manufacturing Facilities") Memory is used in a range of products from computers and mobile phones to "smart" chip cards.


TURNKEY SERVICES

     Although we are an independent foundry specializing in wafer fabrication, we offer our customers the option to purchase from us finished semiconductor products that have been assembled and tested. We primarily subcontract assembly and testing of the fabricated semiconductors to STATS. Testing includes wafer probe and final testing of assembled semiconductors. After final testing, the semiconductors are returned to the customer or drop-shipped according to our customers' specifications.

CUSTOMERS AND MARKETS

     We manufactured semiconductors for over 100 different active customers in 2000. Our top five customers accounted for approximately 38.2% and 42.2% of our revenue in 1999 and 2000, respectively. Only Agilent Technologies accounted for more than 10% of our revenue in both 1999 and 2000. If you consider our share of revenue from our joint venture, SMP, ST Microelectronics also accounted for more than 10% of our revenue in 2000.

     The following table sets forth our top five customers for 2000 in order of revenue:

CUSTOMER                   REPRESENTATIVE PRODUCTS OR APPLICATIONS
--------                   ---------------------------------------
Agilent Technologies       Computer peripherals, networking and wireless communication
Ericsson                   Mobile phone network equipment, mobile phones and mobile internet
Broadcom                   Cable modem/set-top box and ethernet transceivers
STMicroelectronics         Wireless communication, digital electronics, ADSL, set-top boxes
Conexant                   Wireless communication, networking, analog and cable modems

     We categorize a sale geographically based on the country in which the customer is headquartered. The following table sets forth the geographical distribution, by percentage, of our net sales for the periods indicated:


              1998    1999    2000
              ----    ----    ----
USA             63%     69%     60%
Taiwan          32      14      12
France           1       4       8
Japan            1       3       4
Sweden           0       7      10
Netherlands      0       1       3
Others           3       2       3
              ----    ----    ----
Total          100%    100%    100%
              ====    ====    ====

     We expect that the majority of our sales will continue to be made to companies headquartered in the United States or to overseas affiliates of United States companies. All of our sales are direct sales to our customers with delivery in Singapore. We provide customer support in the United States through a wholly-owned subsidiary located in Milpitas, California which has additional offices in Boston, Massachusetts and Austin, Texas. We also maintain customer support offices in Hsin-Chu and Taipei, Taiwan; Yokohama, Japan; Paris, France; London, United Kingdom; and Munich, Germany.

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


CUSTOMER SERVICE

     We focus on providing a high level of customer service in order to attract customers and maintain their ongoing loyalty. Our culture emphasizes responsiveness to customer needs, flexibility and delivery accuracy. In particular, in the area of flexibility, we work closely with customers to understand their needs and collaborate with them to deliver a solution that is customized to address their requirements. Our customer-oriented and collaborative approach is especially evident in two prime functional areas of customer interaction, customer design development and manufacturing services.

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

     In 1996, we introduced our Chartered On-Line Access Services System, through which our customers are provided secure access via the Internet to critical manufacturing data as their products move through the fab. We are currently developing our eFAB(TM) system which will provide our customers information access, data exchange and e-commerce functionality over the Internet. eFAB(TM) is a Chartered implementation of the RosettaNet standard for e-commerce and e-communications spanning semiconductor manufacturing through product distribution. RosettaNet is an independent, self-funded, non-profit consortium dedicated to the development and deployment of standard electronic business interfaces to align the processes between supply chain partners on a global basis. eFAB(TM) will implement a solution based on these industry standards that will enable effective and timely communication of manufacturing data between our information systems and those of our customers, suppliers and marketing partners.


RESEARCH AND DEVELOPMENT

     The semiconductor industry is characterized by rapid technological changes. We believe effective research and development is essential to our success. Our research and development activities are focused on developing new CMOS manufacturing process technologies. In 1998 and 1999, we invested approximately $43.4 million and $58.9 million respectively, in research and development. Those investments represented approximately 10.3% and 8.5% of our net revenue for the respective periods. In 2000, we invested approximately $71.5 million in research and development which represented approximately 6.3% of our net revenue for the year. Our investment in research and development allowed us to continue developing new and advanced processes, with line width geometries down to 0.12um, as well as to fund research activities at and below 0.10um. These strategic research and development programs ensure that our baseline manufacturing process accommodates new technology modules that are the heart of highly differentiated system-level applications. As of December 31, 2000, we employed 214 professionals in our research and development department, 60 of whom have Ph.Ds.

     We also enter into technology license and cross-license agreements. Our technology alliances with leading semiconductor suppliers have contributed to our development of new process technologies. For example, together with Agere, we have successfully completed the joint development of 0.18um copper and aluminium processes in December 2000. Under a separate joint development agreement with Agere, we are also jointly developing CMOS digital logic, mixed-signal (or analog) and embedded SRAM process technologies at the 0.13um, 0.10um and 0.08um technology nodes for high density, low power and cost-effective applications. We also have joint development and technology sharing agreements with Agilent Technologies and a technology development agreement with Ericsson. Our joint development program with Ericsson for the development of RFCMOS and BiCMOS process technologies is progressing well, with components and circuits meeting requirements. This latter joint development is one of the key components for our 'communication smart' approach to CMOS technology. A collaboration with Oki and IME has resulted in commercialization of a 0.35um Bluetooth(TM) transceiver in RFCMOS. We are also currently working to develop mixed-signal, core logic and embedded memory (SRAM and Flash). We intend to expand our existing relationships and establish new relationships to further develop new technologies.

     We have received research grants from various agencies of the Government of Singapore. These grants provide funding for a portion of our research and development related capital expenditures and for the training and staffing costs associated with some of our process technology development programs. Funds from these grants are disbursed upon the achievement of program milestones. $20.5 million of the grants were disbursed to us in 2000. The grants are disbursed based on the amount of expenditures incurred. There are no conditions attached to the grants other than completion of the project to which the grant relates and the certification of the costs incurred.


EQUIPMENT AND MATERIALS

     We depend on a limited number of manufacturers that make and sell the complex equipment that we use in our manufacturing processes. The principal pieces of equipment we use to manufacture semiconductors are steppers, tracks, etchers, furnaces, wet stations and implanters and sputtering, chemical vapor deposition and chemical mechanical planarization equipment. In periods of high market demand the lead times from order to delivery of such equipment can extend beyond 12 months. We seek to manage this process through early reservation of appropriate delivery slots and constant communication with our suppliers.

     Our manufacturing processes use highly specialized materials, including semiconductor wafers, chemicals, gases, targets and masks. We depend on our vendors of these materials and seek to have more than one vendor for our material requirements. To maintain competitive manufacturing operations, we must obtain from our vendors, in a timely manner, sufficient quantities of quality materials at acceptable prices. We source most of our materials, including critical items such as semiconductor wafers, from a limited group of vendors. We purchase all of our key materials on a blanket purchase order basis. With the exception of one multi-year contract for the purchase of raw wafers, we do not have long term contracts with most vendors. Although some of our blanket purchase order contracts contain price and capacity commitments, these commitments tend to be short term in nature. For those materials that are wholly procured from one source, we continuously look to identify and qualify alternative sources of supply. We have agreements with key material vendors under which they hold inventory on consignment for us. We are not under any obligation to purchase inventory that is held on consignment until we actually use it. We typically work with our suppliers to forecast our raw material requirements one to two years in advance.


INTELLECTUAL PROPERTY

     Our success depends in part on our ability to obtain patents, licenses and other intellectual property rights covering our production processes. To that end, we have acquired certain patents and patent licenses and intend to continue to seek patents on our production processes. We have not registered any of our trademarks or copyrights, but are in the process of doing so. The results of our patent filing and issuing showed improvement with year on year increases of 33% and 60% respectively. As of December 31, 2000, we had filed an aggregate of 970 patent applications worldwide, (520 of which had been filed in the United States) and held 272 patents worldwide (219 of which are U.S. patents). Of the 520 applications filed in the United States, 219 had been issued as of December 31, 2000 and 43 had been allowed but not issued. Those 43 patents will be issued if and when we pay the applicable issuance fee. Our issued patents have expiration dates ranging from 2011 to 2018. All of the allowed and pending patents will expire after 2019. We have also entered into various patent licenses and cross-licenses with major semiconductor companies. We may choose to renew our present licenses or to obtain additional technology licenses in the future. There can be no assurance that any such licenses could be obtained on commercially reasonable terms.

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


COMPETITION

     The worldwide semiconductor foundry industry is highly competitive. Our principal competitors are Taiwan Semiconductor Manufacturing Corporation, or TSMC, and United Microelectronics Corporation, or UMC. Our competitors may have greater access to capital and substantially greater production, research and development, marketing and other resources than we do. As a result, these companies may be able to compete more aggressively over a longer period of time than we can. In addition, several new dedicated foundries have entered the semiconductor industry, arising from new foundries being established in Malaysia and China and manufacturers of DRAM products converting to dedicated foundries in Korea. These new foundries have commenced operations and compete directly with us. Any significant increase in competition may erode our profit margins and weaken our earnings.

     A number of semiconductor manufacturers, including our primary competitors, have recently announced plans to set up fabrication facilities in Singapore and to increase their manufacturing capacity and, as a result, we expect that there will be a significant increase in worldwide semiconductor capacity during the next five years. If growth in demand for this capacity fails to match the growth in supply or occurs more slowly than anticipated, there may be more intense competition and pressure on the pricing of our services may result.

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


EMPLOYEES

     As of December 31, 2000, our total staff strength had increased by 28% from last year to 4,340 employees, with 1,575 in process and equipment engineering, 1,564 in manufacturing operations, 401 in manufacturing support, 214 in research and development and 586 in administration, marketing and finance. Geographically, Chartered employs 103 employees in the United States, 21 in Taiwan and 23 in Europe, with the remainder in Singapore. We consider our relationship with our employees to be good. Our employees are not members of a union. In addition, certain corporate support services, such as treasury, cash management, internal audit, training and executive resources , are carried out by employees of ST on our behalf. Please see "Item 7. Major Shareholders and Related Party Transactions--Related Party Transactions" for a discussion of the services provided to us by ST.

     We provide our employees with customary compensation and benefit plans, including employee bonus plans, and an employee share option plan. We are planning to propose for shareholders' approval in May 2001 the Employee Share Purchase Plans (ESPP) for both employees of our company as well as employees of Silicon Manufacturing Partners, our 49% owned affiliate. Please see "Item 6. Directors, Senior Management and Employees--Options to Purchase Securities from Registrant or Subsidiaries" for a discussion of our share option plan and our proposed ESPP.

     Our employees are not covered by any collective bargaining agreements. We have not experienced any strikes or work stoppages by our employees.


INSURANCE

     We maintain industrial special risk insurance for our facilities, equipment and inventories. The insurance for fabs (including our strategic alliance fabs) and their equipment covers physical damage and consequential losses from natural disaster, business interruption and certain other risks up to their respective policy limits except for exclusions as defined in the policy. We also maintain public liability insurance for losses to others arising from our business operations and carry insurance for business interruption resulting from such events. Our insurance policies covering public liability and actions by employees are held by ST through its group insurance policy. We pay our pro rata share of the costs of such policies based on the industrial all risk amount insured and the number of its employees, respectively. Some of our insurance coverage is provided through affiliates of ST. Some of our insurance coverage for Fab 5 is under Agere's global group insurance program.

     While we believe that our insurance coverage is adequate, significant damage to any of our production facilities, whether as a result of fire or other causes, could seriously harm our company. We do not insure against the loss of key personnel.


ORGANIZATIONAL STRUCTURE

Chartered is part of the Singapore Technologies group of companies. A description of the group and Chartered's position within the group may be found at "Item 7. Major Shareholders and Related Party Transactions--What is the Singapore Technologies Group".

Currently, Chartered has four subsidiaries, the particulars of which are as follows:

                                                            COUNTRY OF           DATE OF            PROPORTION OF OWNERSHIP
NAME OF SUBSIDIARY                                          INCORPORATION        INCORPORATION      INTEREST
------------------                                          -------------        -------------      -----------------------
Chartered Silicon Partners Pte Ltd                            Singapore           March 1997                 51%
Chartered Semiconductor Manufacturing Inc.                       U.S.             June 1991                 100%
Chartered Semiconductor Japan Kabushiki Kaisha                  Japan            October 2000               100%
Chartered Semiconductor Taiwan Ltd                             Taiwan            August 2000                100%
Chartered Semiconductor Europe Ltd                           England and          March 2001                100%
                                                                Wales

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


ITEM 5.   OPERATING AND FINANCIAL REVIEW AND PROSPECTS

     The following discussion of our financial condition and results of operations should be read in conjunction with the consolidated financial statements and the related notes included elsewhere in this document. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results may differ significantly from those projected in the forward-looking statements. Factors that might cause future results to differ significantly from those projected in the forward-looking statements include, but are not limited to, those discussed below and elsewhere in this document particularly in the cautionary risk factors described in Item 3 above.


OVERVIEW

     Chartered is one of the world's leading independent semiconductor foundries. We provide comprehensive wafer fabrication services and technologies to semiconductor suppliers and manufacturers of electronic systems. We currently own, or have an interest in, five fabrication facilities, all of which are located in Singapore. Fabs 1, 2 and 3 are wholly-owned by our company. Fab 5 is operated by SMP, of which we hold a 49% equity interest and account for using the equity method of accounting. Fab 6 is owned and will be operated by CSP, of which we own a 51% equity interest and account for as a consolidated subsidiary. Fab 7 is wholly-owned by our company. We have recently completed a substantial portion of the construction of our sixth fab, Fab 7, which we expect to bring on-line as a totally 300mm fab.

     U.S. GAAP generally requires consolidation of all majority-owned (greater than 50%) subsidiaries. However, as a result of certain provisions that were contained in our strategic alliance agreement with respect to CSP, the minority shareholders of CSP were deemed to have substantive participative rights which overcame the presumption that we should consolidate CSP. Therefore, CSP had been historically accounted for under the equity method in our financial statements. As a result of an amendment to the strategic alliance agreement, we have treated CSP as a consolidated subsidiary from October 1, 1999 forward. Please see "Item
4. Information on our company -- Strategic Alliances -- Chartered Silicon Partners" for a discussion of this amendment.

     As of February 28, 2001, we were 60.8% owned by ST and its affiliates. We have a service agreement with ST pursuant to which we currently pay ST an annual management fee for certain management and corporate support services based on a service based fee arrangement.

     According to the Semiconductor Industry Association, the historical long-term growth rate for the worldwide semiconductor industry has been more than 15%. However, the semiconductor industry is highly cyclical. Fabs can take several years to plan, construct and begin operations. Therefore, during periods of favorable market conditions, semiconductor manufacturers often begin building new fabs in response to anticipated demand growth for semiconductors. In addition, upon operation, fabs increase production volumes rapidly. As a result, large amounts of semiconductor manufacturing capacity typically become available during the same time period. Absent growth in demand, this sudden increase in supply results in semiconductor manufacturing overcapacity, which leads to sharp drops in semiconductor prices.

     From 1996 through the second quarter of 1998, a number of sectors of the semiconductor industry were in a state of overcapacity resulting in sharp declines in the average selling price of semiconductor wafers and completed semiconductor devices. However, from the third quarter of 1998 until the end of 2000, global semiconductor demand had been growing at an accelerated pace. This growth has since slowed down towards the end of 2000 and began to decline in the first 2 months of 2001.

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

     In our first two fabs, we initially focused on manufacturing semiconductor wafers for the computer industry. Production commenced in Fab 1 in 1989 and in Fab 2 in 1995. We achieved profitability in 1993 and continued to increase our profitability through the first half of 1996. Conditions in the semiconductor industry began to deteriorate in the second half of 1996. At the same time, our capacity utilization declined from 90.7% in the first half of 1996 to 57.2% in the second half of 1996 and average selling price per wafer declined significantly. Consistent with our long-term view of the growth of the semiconductor industry, we continued to invest in new process technologies and the expansion of our manufacturing capacity. During 1997, Fab 3 commenced production and we entered into strategic alliances to form CSP and SMP. Because we begin amortizing the capitalized costs associated with a new fab as soon as the fab commences operation, we incur large depreciation expenses related to the fab prior to the time the fab reaches volume production. In addition, we expense all costs as incurred related to the start-up of the fab such as personnel training costs and payroll and employee related costs.

     Semiconductor market conditions began to improve in the fourth quarter of 1998 and our capacity utilization rates improved to 92% in the first quarter of 1999 and exceeded 100% from the second quarter of 1999 through the third quarter of 2000. During this period of high capacity utilization, our gross profits and net income showed progressive improvement as better economies of scale and operating leverage took effect on the back of rising demand. In the fourth quarter of 2000, the growth rate of the semiconductor market began to slow down and our utilization rate declined to 94%. In the first quarter of 2001, market conditions weakened sharply due to high customer inventory levels and weakening economic conditions in the United States. Consequently, as of February 2001, we estimate that our capacity utilization in the first quarter of 2001 will be in the low 60 percentage range due to lower demand across all of our market segments.

     Our production generally begins upon receipt of purchase orders from our customers. Some of our customers are entitled to a discount on a fixed number of wafers per period. Sales subject to these discounts were approximately 17% and 24% of total revenue in 1999 and in 2000, respectively.

     Our 1999 share option plan is accounted for as a fixed option plan. Compensation expense represents the difference between the exercise price of employee share option grants and the fair value of our ordinary shares at the date of the grant, recognized over the vesting period of the applicable options.

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

     We expect that a significant change to the rate of inflation and the changing prices of our equipment and materials may affect our cost of operations and impact our net income. For the years ended December 31, 1998, 1999 and 2000, we believe that changes in inflation did not have a material impact on our cost of operations or net income.

RESULTS OF OPERATIONS

     The following table sets forth certain operating data as a percentage of net revenue for the periods indicated:

                                                                              YEAR ENDED DECEMBER 31,
                                                                   --------------------------------------------
                                                                   1998               1999                2000
                                                                   -----              -----               -----
Net revenue                                                        100.0%             100.0%              100.0%
Cost of revenue                                                    104.0               75.9                66.1
                                                                   -----              -----               -----
Gross profit (loss)                                                 (4.0)              24.1                33.9
                                                                   -----              -----               -----
Operating expenses:
  Research and development                                          10.3                8.5                 6.3
  Fab start-up costs                                                 0.3                1.2                 2.4
  Sales and marketing                                                7.5                4.9                 3.4
  General and administrative                                         8.9                6.4                 7.0
  Stock-based compensation                                          (0.6)               2.9                 0.2
  Costs incurred on termination of development program               7.5                0.9                  --
  Other operating expenses                                            --                 --                 1.0
                                                                   -----              -----               -----
    Total operating expenses                                        33.9               24.8                20.3
                                                                   -----              -----               -----
Operating income (loss)                                            (37.9)              (0.7)               13.6

Other income (expense):
  Equity in loss of CSP                                             (1.3)              (1.4)                 --
  Equity in income (loss) of SMP                                    (3.5)              (3.4)                0.7
  Other income                                                       1.1                0.8                 1.1
  Interest income                                                    0.4                1.0                 4.8
  Interest expense                                                  (4.8)              (2.6)               (1.5)
  Exchange gain                                                      1.2                0.8                 0.7
                                                                   -----              -----               -----
Income (loss) before income taxes                                  (44.8)              (5.5)               19.4
Income tax expense                                                  (0.2)              (0.3)               (1.6)
                                                                   -----              -----               -----
Income (loss) before minority interest                             (45.0)              (5.8)               17.8
Minority interest in loss of CSP                                      --                1.1                 3.8
                                                                   -----              -----               -----
Net income (loss)                                                  (45.0)%             (4.7)%              21.6%
                                                                   =====              =====               =====


YEARS ENDED DECEMBER 31, 1999 AND DECEMBER 31, 2000

     Net Revenue. We generate revenue primarily from fabricating semiconductor wafers. In addition, we derive revenue from associated subcontracted assembly and test services. Revenue is recognized upon shipment of goods to our customers. Substantially all revenue is in U.S. dollars. Net revenue grew to $1,134.1 million in 2000, up 63.4% compared to $694.3 million in 1999. The significant increase in revenues was due primarily to higher shipments, higher average selling prices and the addition of new customers in Europe, which is our fastest growing region.

     Wafer shipments increased from 695.3 thousand wafers in 1999 to 926.7 thousand wafers, an increase of 231.4 thousand wafers, or 33.3%. High-growth communications markets accounted for the majority of this increased demand. Average selling prices increased by 20% to $1,224 per wafer in 2000 compared to $1,020 per wafer (adjusted to exclude the terminated print-head business) in 1999. Average selling price improved primarily as a result of customer and product mix enrichment and to a lesser extent, enhanced pricing.

     Cost of revenue and gross profit. Cost of revenue includes depreciation expense, attributed overhead, cost of materials and subcontracted expenses for assembly and test services. Cost of revenue increased 42.2% from $527.0 million in 1999 to $749.6 million in 2000, principally due to the increase in production volumes and additional fixed costs due to increased capacity. Gross profit was $384.5 million, or 33.9% of net revenues, up from $167.2 million, or 24.1% of net revenues a year ago, driven primarily by higher revenues, improved operational performance and better operating leverage across our fabs.

     Research and development expenses. Research and development expenses consist primarily of salaries and benefits for research and development personnel, depreciation of research and development equipment and material expenses for development wafers. Research and development expenses increased by $12.6 million from $58.9 million in 1999 to $71.5 million in 2000, primarily due to additional investments in next generation technology and modules in support of our strategy to provide a full suite of process technologies necessary for enabling system-level integration including spending relating to the joint development agreement with Agere Systems.

     Fab start-up costs. Fab start-up costs represent costs incurred (other than capitalized costs, including capitalized interest related to acquisition or construction of property, plant and equipment) in connection with the establishment of new fabs and operations. As a result of the amendment to the strategic alliance agreement with Agilent Technologies Europe B.V. and EDB Investments Pte Ltd, the company has treated CSP as a consolidated subsidiary from October 1, 1999 forward. The fab start-up costs were $27.5 million in 2000 for CSP and Fab 7 compared to $8.4 million in 1999 related to CSP. The fab start-up cost relating to CSP ceased in May 2000 as CSP started production in May 2000.

     Sales and marketing expenses. Sales and marketing expenses consist primarily of salaries and benefits for sales and marketing personnel, contract expenses paid to providers of EDA software, expenses associated with overseas offices, wafer samples, promotions and receivables provisions. Sales and marketing expenses increased by 11.8% from $34.4 million in 1999 to $38.4 million in 2000.

     General and administrative expenses. General and administrative expenses consist primarily of salaries and benefits for administrative personnel, depreciation of non-production equipment and recruitment and training expenses. General and administrative expenses increased by 76.6% from $44.6 million in 1999 to $78.8 million in 2000. The increase was due primarily to increased staffing and other payroll related expenses.

     Other operating expenses. During 2000, we accrued a liability and recorded a charge of $11.6 million to reflect the estimated loss on a licensing agreement. As of December 2000, we have paid $5.0 million of such liability. The loss represents the estimated amounts to be paid to the licensor as a result of restructuring the terms of the agreement. The loss has been charged to 2000 results of operations as we do not expect to derive value from the payments in future periods. We do not anticipate additional charges in the future related to this matter.

     Equity in loss of CSP. Prior to October 1, 1999, CSP was accounted for using the equity method. Effective October 1, 1999, as a result of an amendment to the CSP strategic alliance agreement, we have treated CSP as a consolidated subsidiary. Our share of the losses in CSP was $9.5 million for the first nine months of 1999 (the period of time in 1999 for which CSP was accounted for using the equity method). There was no equity in loss of CSP in 2000 because CSP was treated as a consolidated subsidiary.

     Equity in income (loss) of SMP. Our equity share of the income in SMP was $7.6 million in 2000 compared to a loss of $23.3 million in 1999 due primarily to increased output and better utilization rate.

     Other income. Other income was $12.9 million compared to $5.7 million in 1999 primarily due to higher recognizable grants from the Government of Singapore for both research and development and staff training, and to a lesser extent, service fees and rental income.

     Interest income. Interest income increased from $6.7 million in 1999 to $54.5 million in 2000. The increase was primarily due to interest received on the proceeds from our company's initial public offering in November 1999 and the follow-on offering in May 2000.

     Interest expense. Interest expense decreased marginally from $17.8 million in 1999 to $17.6 million in 2000.

     Exchange gain. Exchange gain increased 43.5% from $5.9 million in 1999 to $8.4 million in 2000 due primarily to the strengthening of the U.S. dollar against the Singapore dollar and the resulting effect on our accrual for operating expenses that were denominated in Singapore dollars.

     Income tax expense. Each of our existing fabs has been exempted from income tax on profits from the sale of manufactured goods for ten years following the date specified production milestones are achieved. Currently, we pay tax on interest income, rental income and other income not specifically exempted from income tax. We had a provision for taxes of $2.1 million in 1999 compared to $18.7 million in 2000. The higher tax provision in 2000 was primarily the result of tax payable on interest earned from cash proceeds from our initial public offering and follow-on offering, which were placed in fixed deposits.

     Minority interest in loss of CSP. The minority interest in loss of CSP was $43.5 million in 2000 compared to $7.5 million in the prior years. This reflected higher losses incurred by CSP as a start up arising from high fixed costs associated with the commencement of depreciation and the low volume of production in Fab 6.


YEARS ENDED DECEMBER 31, 1998 AND DECEMBER 31, 1999

     Net Revenue. Net revenue increased 64.3% from $422.6 million in 1998 to $694.3 million in 1999. The higher revenue was due to improved customer demand led by the U.S. region which increased $211.8 million to $477.2 million in 1999, and the addition of new customers in Europe, our fastest growing region, which increased $82.2 million to $89.1 million in 1999.

     The combined factors of new customers and increased wafer demand spurred wafer shipments from 439.7 thousand wafers in 1998 to 695.3 thousand wafers in 1999, an increase of 255.6 thousand wafers, or 58.1%. The improvement in average selling prices also contributed to net revenue improvement. Average selling prices increased by 4% from $961 per wafer in 1998 to $999 per wafer in 1999. Adjusted to exclude the print-head business that was terminated in 1998, average selling prices increased 2% from 1998 to 1999. The average selling price improvement was mainly due to shipment of wafers with higher mix of advanced technology.

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

     Research and development expenses. Research and development expenses increased by 35.6% from $43.4 million in 1998 to $58.9 million in 1999. The increase was due principally to expenses for the development of 0.25um and 0.18um process technologies, as well as other advanced processes.

     Fab start-up costs. As a result of the amendment to the strategic alliance agreement with Agilent Technologies Europe B.V. and EDB Investments Pte Ltd, our company has treated CSP as a consolidated subsidiary from October 1, 1999 forward. The fab start-up costs for 1998 were due primarily to start-up activities for print head operations (since terminated) and for 1999 were related to start-up costs at CSP.

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

     In connection with the discontinuation of this development program, certain equipment previously purchased and yet to be placed into service was identified by management in 1998 as redundant and to be disposed. We recorded a $31.8 million loss in 1998 to reduce the carrying amount of certain identified equipment and a technology license agreement to their estimated fair value less costs to sell. This loss comprised $30.9 million for the write-off of plant and equipment and $0.8 million to reduce the carrying amount of the related technology license agreement to zero. The equipment was unique to or specifically configured to the requirements of the transferred process technologies and could not be re-deployed effectively. We have since sold eight items of equipment and we are in the process of evaluating bids for the remaining equipment and expect to sell them in the future. The technology license agreement written-off represented the unamortized amount paid in 1997 for the acquisition of the technology.

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

     Interest income. Interest income increased from $1.7 million in 1998 to $6.7 million in 1999. The increase was due to interest earned from cash proceeds from our initial public offering in November 1999 which were placed in fixed deposits.

     Interest expense. Interest expense decreased 11.5% from $20.1 million in 1998 to $17.8 million in 1999 due primarily to lower average outstanding loan balances in 1999 compared to 1998.

     Exchange gain (loss). Exchange gain increased 13.5% from $5.2 million in 1998 to $5.9 million in 1999 due primarily to the strengthening of the U.S. dollar against the Singapore dollar and the resulting effect on our accrual for operating expenses that were denominated in Singapore dollars.

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


QUARTERLY RESULTS

The following table sets forth certain unaudited consolidated financial information, including as a percentage of net revenue, for the eight fiscal quarters ended December 31, 2000. We believe that all necessary adjustments, consisting only of normal recurring adjustments, have been included in the amounts stated below to present fairly the selected quarterly information when read in conjunction with our consolidated financial statements and the related notes included elsewhere in the document. Our results of operations have varied and may continue to vary significantly from quarter-to-quarter and are not necessarily indicative of the results of any future period. Accordingly, we believe that period-to-period comparisons should not be relied upon as an indication of future performance.


                                                                            QUARTER ENDED
                                         ------------------------------------------------------------------------------------
                                         MAR 31,    JUN 30,    SEP 30,    DEC 31,    MAR 31,    JUN 30,    SEP 30,    DEC 31,
                                          1999       1999       1999       1999       2000       2000       2000       2000
                                         ------------------------------------------------------------------------------------
                                                                            (IN MILLIONS)
STATEMENT OF OPERATIONS DATA:
Net revenue                                130.8      163.9      183.3      216.2      238.4      271.4      305.6      318.7
Cost of revenue                            118.1      129.1      134.9      144.8      154.3      176.6      202.0      216.6
                                         -------    -------    -------    -------    -------    -------    -------    -------
Gross profit                                12.7       34.8       48.4       71.4       84.1       94.8      103.6      102.1
                                         -------    -------    -------    -------    -------    -------    -------    -------
  Operating expenses:
  Research and development                  12.1       10.9       13.5       22.4       17.3       17.8       17.4       19.0
  Fab start-up costs                          --         --         --        8.5       11.7        5.6        1.6        8.7
  Sales and marketing                       10.1       10.5        9.2        4.6        9.3        7.7        9.2       12.2
  General and administrative                10.3       12.4        9.8       12.1       15.5       22.9       22.5       17.9
  Costs incurred on termination of           6.5         --         --         --         --         --         --         --
  development program
  Stock-based compensation                   1.6        1.6        8.8        8.0        1.1        0.7        0.4        0.4
   Other operating expenses                   --         --         --         --         --         --       11.6         --
                                         -------    -------    -------    -------    -------    -------    -------    -------
    Total operating expenses                40.6       35.4       41.3       55.6       54.9       54.7       62.7       58.2
                                         -------    -------    -------    -------    -------    -------    -------    -------
  Operating income (loss)                  (27.9)      (0.6)       7.1       15.8       29.2       40.1       40.9       43.9

Other income (expense):
  Equity in loss of CSP                   (2.7)      (3.3)      (3.6)         --         --        --          --         --
  Equity in income (loss) of SMP          (5.8)      (6.2)      (6.7)       (4.6)      (2.3)      0.2         5.0        4.6
  Other income                             0.3        0.3        0.1         4.9        2.3       0.4         4.8        5.5
  Interest income                          0.7        0.5        0.5         5.1        7.9      13.0        17.1       16.6
  Interest expense                        (4.6)      (4.5)      (4.5)       (4.2)      (3.7)     (4.1)       (5.1)      (4.7)
  Exchange gain (loss)                     5.5       (0.5)       1.1        (0.3)       1.8       2.3         2.9        1.4
                                       -------    -------    -------     -------    -------   -------     -------    -------
Income (loss) before income taxes        (34.5)     (14.3)      (6.0)       16.7       35.2      51.9        65.6       67.3
Income tax benefit (expense)              (0.4)       0.5       (0.2)       (2.1)      (3.8)     (4.2)       (4.7)      (5.9)
                                       -------    -------    -------     -------    -------   -------     -------    -------
Income (loss) before minority            (34.9)     (13.8)      (6.2)       14.6       31.4      47.7        60.9       61.4
interest

Minority interest in loss of CSP            --         --         --         7.5        6.4      10.3        10.7       16.0
                                       -------    -------    -------     -------    -------   -------     -------    -------
Net income (loss)                        (34.9)     (13.8)      (6.2)       22.1       37.8      58.0        71.6       77.4
                                       =======    =======    =======     =======    =======   =======     =======    =======

                                                                        QUARTER ENDED
                                      -------------------------------------------------------------------------------------
                                      MAR 31,    JUN 30,   SEP 30,     DEC 31,    MAR 31,   JUN 30,     SEP 30,    DEC 31,
                                       1999       1999      1999        1999       2000      2000        2000       2000
                                      -------------------------------------------------------------------------------------
                                                               (AS A PERCENTAGE OF NET REVENUE)
STATEMENT OF OPERATIONS DATA:
Net revenue                             100.0%     100.0%    100.0%      100.0%     100.0%    100.0%      100.0%     100.0%
Cost of revenue                          90.3       78.8      73.6        67.0       64.7      65.1        66.1       68.0
                                      -------    -------   -------     -------    -------   -------     -------    -------
Gross profit                             9.7        21.2      26.4        33.0       35.3      34.9        33.9       32.0
                                      -------    -------   -------     -------    -------   -------     -------    -------
Operating expenses:
  Research and development                9.2        6.6       7.4        10.4        7.3       6.6         5.7        6.0
  Fab start-up costs                       --         --        --         3.9        4.9       2.1         0.5        2.7
  Sales and marketing                     7.7        6.4       5.0         2.1        3.9       2.8         3.0        3.8
  General and administrative              7.9        7.6       5.3         5.6        6.5       8.4         7.3        5.6
  Costs incurred on termination of        5.0         --        --          --         --        --          --         --
  development program
  Stock-based compensation                1.3        1.0       4.8         3.7        0.5       0.3         0.2        0.1
  Other operating expenses                 --         --        --          --         --        --          --         --
                                      -------    -------   -------     -------    -------   -------     -------    -------
    Total operating expenses             31.1       21.6      22.5        25.7       23.1      20.2        20.5       18.2
                                      -------    -------   -------     -------    -------   -------     -------    -------
Operating income (loss)                 (21.4)      (0.4)      3.9         7.3       12.2      14.7        13.4       13.8
Other income (expense):
  Equity in loss of CSP                  (2.0)      (2.0)     (2.0)         --         --        --          --         --
  Equity in income (loss) of SMP         (4.5)      (3.8)     (3.6)       (2.1)      (0.9)      0.1         1.6        1.5
  Other income                            0.2        0.2       0.1         2.3        1.0       0.1         1.6        1.7
  Interest income                         0.5        0.3       0.3         2.3        3.3       4.8         5.6        5.2
  Interest expense                       (3.5)      (2.7)     (2.5)       (1.9)      (1.6)     (1.5)       (1.7)      (1.5)
  Exchange gain (loss)                    4.2       (0.3)      0.6        (0.2)       0.8       0.9         1.0        0.5
                                      -------    -------   -------     -------    -------   -------     -------    -------
Income (loss) before income taxes       (26.5)      (8.7)     (3.2)        7.7       14.8      19.1        21.5       21.2
Income tax benefit (expense)             (0.3)       0.3      (0.1)       (1.0)      (1.6)     (1.6)       (1.6)      (1.9)
                                      -------    -------   -------     -------    -------   -------     -------    -------
Income (loss) before minority
 interest                               (26.8)      (8.4)     (3.3)        6.7       13.2       7.5        19.9       19.3
Minority interest in loss of CSP           --         --        --         3.5        2.7       3.9         3.5        5.0
                                      -------    -------   -------     -------    -------   -------     -------    -------
Net income (loss)                       (26.8)%     (8.4)%    (3.3)%      10.2%      15.9%     21.4%       23.4%      24.3%
                                      =======    =======   =======     =======    =======   =======     =======    =======

     The worldwide semiconductor industry demand began to increase in the fourth quarter of 1998 and continued to increase in each of the quarters of 1999 and the first three quarters of 2000, after which it declined. Our wafer shipments increased significantly during each of these periods. Our average selling prices have also increased from the first quarter of 1999 through the fourthquarter of 2000. The higher number of wafers shipped together with improved average selling prices has resulted in higher net revenues.

     Gross profit margin as a percentage of net revenue improved each quarter from first quarter 1999 through first quarter 2000 as a result of higher revenue, high capacity utilization rates and strong operational improvement across our fabs. Fab 6 commenced production in the second quarter of 2000. The high fixed costs associated with the commencement of depreciation and low volume production in Fab 6 led to a marginal decline in gross profit margin as a percentage of revenue in the second and third quarters of 2000. In the fourth quarter 2000, as a result of lower capacity utilization caused by a weakening market environment and the costs associated with the start up of Fab 6, our gross profit margin as a percentage of revenue declined further.

     First quarter of 1999 net loss included a $6.5 million charge associated with the termination of a development program. Fourth quarter of 1999 net income included several non-cash items totaling a credit of $10.2 million. Third quarter of 2000 net income included a provision of $11.6 million (of which $5 million has since been paid) for the estimated loss on a licensing agreement.


LIQUIDITY AND CAPITAL RESOURCES

     At December 31, 2000, our principal sources of liquidity included $924.1 million in cash and cash equivalents and $982.7 million of unutilized banking and credit facilities consisting of short-term advances and bank guarantees.

     Net cash provided by operating activities totaled $271.1 million in 1999 and $591.3 million in 2000. For both 1999 and 2000, the cash generated was attributable to an increase in other cash generated by operating activities and in accrued operating expenses, offset by an increase in accounts receivable.

     Net cash used in investing activities totaled $377.4 million in 1999 and $976.6 million in 2000. Through December 31, 2000, our investing activities have consisted primarily of capital expenditures totaling $340.3 million in 1999 and $963.8 million in 2000. Capital expenditures have principally consisted of the purchases of semiconductor equipment for the equipping of fabs. We also had significant cash outflows relating to our investment in SMP.

     Net cash provided by financing activities totaled $551.8 million in 1999 and $764.8 million in 2000. Cash generated from financing activities in 1999 was principally generated from our initial public offering in November 1999, which raised approximately $548.1 million in net proceeds, partly offset by a net repayment of customer deposits. Cash generated from financing activities in 2000 was principally generated from our follow-on offering in May 2000 which raised approximately $566.7 million in net proceeds, issuance of shares by CSP to minority shareholders and long-term borrowings, partly offset by a repayment of long-term debt. Through December 31, 2000, we have fully utilized the net proceeds from our initial public offering, with approximately $129.5 million used for an equity injection in CSP, $35.8 million used for an equity injection in SMP and $382.8 million used for capital expenditures.

     We have an oral agreement for a multi-currency $100 million short-term credit facility with ST. Interest on the facility accrues at the monthly average interest rate of three specific banks as indicated by ST. Borrowings are unsecured. As of December 31, 2000, there were no borrowings outstanding under this facility.

     As of December 31, 2000, we had three loans for capital expenditures and equipment with outstanding principal amounts of S$46.2 million (US$26.6 million), S$230.8 million (US$132.8 million) and S$171.4 million (US$98.7 million), respectively. Each of the loans is denominated in Singapore dollars and we fully hedge both interest and principal payments against fluctuations in foreign exchange rates. The loans bear interest at rates between 4.0% and 4.25%. The three loan agreements are unsecured and guaranteed by ST.

     - The first loan matures on September 1, 2003. Interest is payable semi-annually and principal is payable in equal semi-annual installments which commenced on September 1, 1997 (see Item 19--
       Exhibit 4.12).

     - The second loan matures on September 1, 2005. Interest is payable semi-annually and principal is payable in equal semi-annual installments which commenced on September 1, 1999 (see Item 19--
       Exhibit 4.13)

     - The third loan matures on September 1, 2002. Interest is payable semi-annually and principal is payable in equal semi-annual installments which commenced on September 1, 1999 (see Item 19--
       Exhibit 4.14).

     As of December 31, 2000, we had two bank loans with outstanding amounts of S$50.0 million (US$28.8 million) each. The loans are due February 14, 2002 and June 16, 2002, respectively. The loans carry interest rates of 2.0% above the bank's first tier savings rate and 1.0% above the arithmetic mean of SIBOR for deposits quoted by specified banks to the lender, respectively. Interest is payable semi-annually in Singapore dollars for both loans. The loans are unsecured (see Item 19-- Exhibits 4.15 and 4.16). During 1998, we entered into foreign currency forward contracts to hedge the principal and estimated interest cash flows related to all of our Singapore dollar borrowings.

As of December 31, 2000, CSP has two U.S. dollar term loans with several banks and financial institutions for capital expenditures and equipment.

     - The first loan was first put in place on March 12, 1998 and matures on June 30, 2002. The loan is for an amount of $143.2 million, of which $107.4 million in principal is currently outstanding after making repayments of $35.8 million. It carries an interest rate of 0.5625% above the arithmetic mean of SIBOR rates for U.S. dollars deposits quoted by specified banks to the lender. As of December 31, 2000, this rate was

       6.8125%. Interest is payable semi-annually in U.S. dollars and principal will be amortized in four equal semi-annual installments commencing December 31, 2000. Borrowings under this facility were initially unsecured. In December 2000, the facility agreement was amended to allow for borrowings to be secured by a floating charge over the CSP project bank account which will be established in 2001 pursuant to the second loan agreement. Under the terms of the floating charge, CSP is permitted to use the funds in the project bank account, subject to certain restrictions unless an event of default occurs, in which event, CSP would no longer be permitted to use such funds. CSP agreed to grant such security to the lenders under the first loan in consideration of the lenders under the first loan giving permission to CSP to create security in favor of the lenders under the second loan.

     - The second loan was first put in place on September 28, 2000 and matures on September 28, 2006. The second loan is for an amount of $820.0 million of which $30.0 million in principal has been drawn and the remaining $790.0 million in principal remains undrawn. It carries an interest rate of 0.60% to 0.85% (depending on certain criteria relating to wafer starts and debt/equity ratio) above the LIBOR rates for U.S. dollars deposits quoted by specified banks to the lender. As of December 31, 2000, this rate was 7.2875%. Interest is payable semi-annually in U.S. dollars and principal will be amortized in six equal semi-annual installments commencing March 1, 2004. Borrowings under this facility are secured by a floating charge over the same CSP project bank account as described above for the first loan, and a fixed charge over CSP's debt service reserve account which will be established in 2001 pursuant to the second loan agreement. The fixed charge over CSP's debt service reserve account will not permit the use of the funds in that account by CSP for as long as the loan remains outstanding. The actual amount of debt to be incurred under the facility will be influenced by several factors, including without limitation, the speed and timing of the ramp up of operations at Fab 6, our company's cash flow position and the need to comply with specified debt-to-equity ratios under the terms of the credit facility.

     In addition, as of December 31, 2000, CSP has a loan for capital expenditures and equipment which was first put in place on November 24, 1999. The loan is for an amount of S$450.0 million (US$259.0 million), of which S$225.0 million (US$129.5 million) in principal has been drawn down. As the remaining funds are not needed, we intend to amend the agreement so that the available credit thereunder is reduced by S$225.0 million. The loan is denominated in Singapore dollars and we fully hedge both interest and principal payments so as to minimize our exposure to fluctuations in foreign exchange rates. The loan has an interest rate of 4.25%. The loan matures on March 15, 2006. Interest is payable semi-annually and principal will be amortized in equal semi-annual installments commencing on March 31, 2002. The loan is unsecured (see Item 19-- Exhibit 4.11).

     We have received research grants from various agencies of the Government of Singapore. These grants provide funding for a portion of our research and development related capital expenditures and for the training and staffing costs associated with some of our process technology development programs. Funds from these grants are disbursed upon the achievement of program milestones. $20.5 million of the grants was disbursed to us in 2000. The grants are disbursed based on the amount of expenditures incurred. There are no conditions attached to the grants other than completion of the project to which the grant relates and the certification of the costs incurred.

     We expect our aggregate capital expenditures to be approximately $1.2 billion in 2001, 20% lower than our previous forecast, but 24% higher than capital expenditures for the year 2000. We believe that our cash on hand, existing credit facilities and credit terms with our equipment vendors will be sufficient to meet our capital expenditure and working capital needs for 2001. For the year 2002, we expect to require additional financing in order to complete our capital expenditure projects currently in progress and contemplated and to meet our working capital needs. There can be no assurance that additional financing will be available or, if available, that such financing will be obtained on terms favorable to us or that any additional financing will not be dilutive to our shareholders.

     In December 2000, our company entered into an agreement to sell, on a revolving basis, trade receivables to a special purpose vehicle, Wafer Fabrication Accounts Receivable Funding Corp or Funding Corp. Funding Corp is a bankruptcy-remote special purpose entity that is subject to certain covenants and restrictions. Beginning on a funding date to be determined by Chartered, all eligible trade receivables, as defined in the agreement, will be sold to Funding Corp on a revolving basis. Funding Corp in turn intends to sell an undivided interest in the pool of receivables, up to a maximum of US$75 million, to Enterprise Funding Corporation or Enterprise Corp, acting as a conduit investor. Enterprise Corp intends to issue commercial paper backed by assets of various companies, including the foregoing trade receivables. Funding Corp intends to use the collections from the receivables it has purchased to reinvest in the purchase of newly generated receivables on a revolving basis until such time as the purchase program ends. Our company maintains a subordinated interest in the portion of the pooled receivables. The portion of the receivables sold from Funding Corp to Enterprise Corp will be accounted for as a sale in accordance with FASB Statement No. 140, "Accounting for Transfers and Servicing of

Financial Assets and Extinguishments of Liabilities -- a replacement of FASB Statement No. 125". As of February 28, 2001, our company has not sold any receivables pursuant to this securitization program.


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

     - the manufacture of integrated circuits using submicron technology at Fab 3 for a ten-year period beginning January 1, 1998; and

     - the wafer fabrication of Application Specific Integrated Circuits (ASIC) and other advanced semiconductor devices at Fab 6 for a ten-year period for which the date of commencement is to be determined.


     We have also been granted post-pioneer status under the Economic Expansion Incentives (Relief from Income Tax) Act for:

     - the manufacture of integrated circuits using submicron technology at Fab 2 for a five-year period beginning July 1, 2006;

     - development and expansion company status for the manufacture of integrated circuits using submicron technology at Fab 3 for a five-year period beginning January 1, 2008; and

     - development and expansion company status for the wafer fabrication of ASICs and other advanced semiconductor devices at Fab 6 for a five-year period from the expiration of the term of the pioneer status.

     As the pioneer status previously granted for Fab 1 for the manufacture of large scale integrated circuits expired on January 1, 2001, we have submitted an application to the Economic Development Board for a reduced tax rate for Fab 1, which application is currently pending. We can give no assurance that our application for a reduced tax rate will be approved.

     During the period for which our pioneer status is effective, subject to our compliance with certain conditions, income from our pioneer trade (that is, sale of integrated circuits) is exempt from Singapore income tax. During the periods for which our post-pioneer status and development and expansion company status are effective, subject to our compliance with certain conditions, income from our post-pioneer trade and development and expansion is taxed at a concessionary rate of 10%. The income tax exempt profits arising from the pioneer trade may be distributed as tax-exempt dividends, and holders of ordinary shares are not subject to Singapore income tax on such dividends. Please see "Item 10. Taxation--Income Tax" for information regarding the taxation of dividends. Losses accumulated before the pioneer status period cannot be carried forward. Losses accumulated in the pioneer status period may be carried forward and may be offset against profits from the same pioneer trade arising after the expiration of the pioneer status period, subject to our compliance with certain conditions. Profits arising during pioneer status offset any accumulated pioneer loss carry forward balance. Without this exemption from income tax or the concessionary tax rate of 10%, we would be subject to income tax at the applicable corporate income tax rate which was 26% for income earned through 1999 and which is currently 25.5% for income earned in 2000. Interest income is not exempt from taxation during the pioneer status period or entitled to the concessionary tax rate during the post-pioneer status period or the development and expansion company status period.


RECENT ACCOUNTING PRONOUNCEMENTS

CHANGE IN U.S. ACCOUNTING STANDARD MAY IMPACT OUR FINANCIAL REPORTING

     In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" (SFAS 133). SFAS 133 establishes accounting and reporting standards requiring that every derivative instrument be recorded in the balance sheet as either an asset or liability measured at its fair value. SFAS 133, as amended, is effective for fiscal years beginning after June 15, 2000 and became effective for our company on January 1, 2001. The accounting for changes in fair value (i.e. gains and losses) of a derivative instrument depends on whether it has been designated and qualifies as part of a hedging relationship and, if so, on the reason for holding it. Certain of our derivative instruments did not qualify for hedge accounting and although adoption of SFAS No. 133 did not have a material effect on our company's financial position or results of operations as of

January 1, 2001, there are no assurances that future derivative instrument transactions will not have a material effect on our company's financial position or results of operations.


ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

DIRECTORS AND OFFICERS OF REGISTRANT

     The following table sets forth, as of February 28, 2001, the name, age and position of each director and executive officer of our company.

NAME                                                     AGE  POSITION
----                                                     ---  --------
BOARD OF DIRECTORS(1)
Ho Ching(2)                                              47   Chairman of the Board
Lim Ming Seong(2)(3)                                     53   Deputy Chairman of the Board
James A. Norling                                         59   Deputy Chairman of the Board (appointment effective
                                                              from March 1, 2001)
Barry Waite(4)                                           52   Director
Sum Soon Lim(2)(3)(5)                                    57   Director
James H. Van Tassel(3)                                   72   Director
Aubrey C. Tobey(2)(5)                                    75   Director
Robert E. La Blanc(5)                                    66   Director
Andre Borrel(2)(3)                                       64   Director
Charles E. Thompson(2)                                   71   Director
Koh Beng Seng(5)                                         50   Director
Tsugio Makimoto                                          63   Director
Premod Paul Thomas(6)                                    43   Alternate Director to Sum Soon Lim

SENIOR MANAGEMENT(1)
Barry Waite(4)                                           52   President and Chief Executive Officer
Chia Song Hwee                                           38   Senior Vice President, Chief Financial Officer and Chief
                                                              Administrative Officer
Robert Baxter                                            45   Senior Vice President, Business Operations
John Docherty                                            47   Senior Vice President, Manufacturing  and Technology Operations
John Martin                                              58   Vice President, Chief Technology Officer
Lau Chi Kwan                                             50   Vice President, Quality and Reliability Assurance
Tan Seng Chai                                            38   Vice President, Human Resources
George Thomas                                            47   Vice President, Finance
Alan Capper                                              57   Vice President, Chief Information Officer
Michael J. Rekuc                                         51   President, Americas
Bruno Guilmart                                           40   President, Asia Pacific and Japan
Allan Hughes                                             40   President, Europe

----------
(1) A portion of our directors are elected at each annual general meeting of shareholders. The number of directors retiring and eligible to stand for re-election each year varies, but generally, it is equal to one-third of the board, with the directors who have been in office longest since their re-election or appointment standing for re-election. However, where a director is 70 years or over in age, he is required to stand for re-election each year. Our Chief Executive Officer and President will not be required to stand for re-election as a director while he is in office. Our contracts with senior management do not have fixed expiry dates but can be terminated by either party through notice provisions.

(2)  Member of the Executive Resource and Compensation Committee, or the ERCC.

(3)  Member of the Budget Committee

(4) Barry Waite has taken a leave of absence for a period of two months following a surgery on March 2, 2001. In Barry's absence, the other members of the Office of the President (Robert Baxter, John Docherty and Chia Song
     Hwee) will function as a collaborative decision-making body.

(5)  Member of the Audit Committee.

(6) Under our Articles of Association, a director is entitled to designate an alternate director to take his place when he is absent from a meeting. An alternate director, when serving in place of an absent director, may exercise all of the powers and authority of the absent director, except the power to appoint an alternate director. When not acting in place of an absent director for whom he has been appointed alternate director, an alternate director is not entitled to attend, participate or vote in any board meetings.


BIOGRAPHICAL INFORMATION

HO CHING

     Ho Ching has served on our Board of Directors since November 1987 and as our Chairman of the Board since August 1995. Ms. Ho is the President and Chief Executive Officer of Singapore Technologies Pte Ltd, our controlling shareholder, and is also Chairman of the Singapore Exchange listed Singapore Technologies Engineering Ltd. In her public service, she is a member of the National Science and Technology Board, and Chairman of the Institute of Molecular Agrobiology. Before joining Singapore Technologies in 1987, Ms. Ho was with the Ministry of Defence of Singapore from 1976 to 1986, and held various senior positions in the Defence Science Organisation and the Defence Material Organisation. Ms. Ho received a Master of Science (Electrical Engineering) Degree from Stanford University and a Bachelor of Engineering (Electrical, first class honours) from the University of Singapore (now National University of Singapore). For her public service, she was awarded the Singapore Public Administration medal (1985) as well as the Public Service Star in 1996 by the Singapore Government.


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


JAMES A. NORLING

     James A. Norling has served on our Board of Directors since March 1, 2001. He has 35 years of working experience in the electronics industry. Mr. Norling was with Motorola Inc. from 1965 to 2000 holding various positions, including President of the Semiconductor Products Section in 1986, President of the Europe, Middle East and Africa region in 1993, Deputy to the Chief Executive Officer in 1998 and President of the Personal Communications Sector in 1999 until his retirement. He has previously served as a board member and the Chairman of the Semiconductor Industry Association. Mr. Norling is currently a board member of Harley-Davidson, Inc. Mr. Norling holds a B.Sc and a Masters degree in Electrical Engineering from the University of Illinois.


BARRY WAITE

     Barry Waite has served on our Board of Directors and as our President and Chief Executive Officer since May 1998. Mr. Waite has more than 30 years of experience in the semiconductor industry. Prior to joining our company, Mr. Waite held various positions at Motorola Inc. Semiconductor Products Sector, including Senior Vice President and General Manager of its microprocessor and memory technology group and Senior Vice President and General Manager of the European, Middle East and Africa region. Mr. Waite was with Texas Instruments from 1970 to 1982. Mr. Waite has been Chairman of Silicon Manufacturing Partners Pte Ltd and Chartered Silicon Partners Pte Ltd since May 1998. Mr. Waite received his BA (Economics) (Honours) Degree from the University of Sheffield, England and is an Officer of the Order of the British Empire.


SUM SOON LIM

     Sum Soon Lim has served on our Board of Directors since February 1994. He is currently an independent consultant and was previously a part time corporate advisor to Singapore Technologies Pte Ltd. Mr. Sum had worked with the Singapore Economic Development Board, DBS Bank, J.P. Morgan Inc., Overseas Union Bank and Nuri Holdings (S) Pte Ltd, a private investment holding company. Mr. Sum is also a member of the Securities Industry Council. Mr. Sum currently also sits on the board of various companies, including CapitaLand Ltd, Singapore Health Services Pte Ltd,

Singapore Technologies Telemedia Pte Ltd and Vertex Venture Holdings Pte Ltd. Mr. Sum received his B.Sc (Honors) in Production Engineering from the University of Nottingham, England.


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


AUBREY C. TOBEY

     Aubrey C. Tobey has served on our Board of Directors since March 1998 and is currently the President of ACT International providing consultancy in the management and marketing of high technology. He has served on the board of Rudolph Technologies since July 1998. From 1983 to 1987, Mr. Tobey was Vice President of Micronix Corporation and from 1965 to 1983 was Corporate Vice President at GCA Corporation. Mr. Tobey was with Arthur D. Little, Inc., a management, science and technology consulting firm from 1959 to 1965. Mr. Tobey received his Bachelor of Science degree in Mechanical Engineering from Tufts University and his Master of Science degree in Mechanical Engineering from the University of Connecticut.


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


ANDRE BORREL

     Andre Borrel has served on our Board of Directors since July 1998 and is currently working as a consultant in the semiconductor industry. Prior to joining our company, Mr. Borrel was Senior Vice President and General Manager of Communications, Power and Signal Technology Group at Motorola Inc. Mr. Borrel is also an Officer of the French National Order of Merit and holds a Master Degree in Electronics from "Ecole Nationale Superieure des Telecommunications" in Paris, France.


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


KOH BENG SENG

     Koh Beng Seng has served on our Board of Directors since February 1999. He is currently Deputy President to United Overseas Bank Ltd and an advisor to the International Monetary Fund. Prior to joining United Overseas Bank Ltd., Mr. Koh was a senior advisor to Asia Pulp & Paper Co. Ltd. He is active in the financial services sector and was with the Monetary Authority of Singapore from 1973 to 1998, where he served as Deputy Managing Director from 1988 to 1998. Mr. Koh received his Bachelor of Commerce (First Class Honors) from Nanyang University and his MBA from Columbia University. Mr. Koh was awarded an Overseas Postgraduate Scholarship by the Monetary Authority of Singapore in 1978. In 1987, the President of the Republic of Singapore awarded him a Meritorious Service Medal.


TSUGIO MAKIMOTO

     Tsugio Makimoto has served on our Board of Directors since September
1999 and has 41 years of working experience in the semiconductor industry. He is currently Corporate Senior Executive Vice President / Corporate Research

Fellow to Sony Corporation. Prior to joining Sony, Dr Makimoto has worked for Hitachi Ltd since 1959 where he has held various senior positions, including Executive Managing Director in 1993, Senior Executive Managing Director in 1997 and Corporate Chief Technologist since 1998. Dr. Makimoto is a member of the Advisory Committee of the NAIST (Nara Institute of Science and Technology) and the International Advisory Panel of the NSTB (National Science and Technology Board) of Singapore. He was also nominated a Fellow of the Institute of Electrical and Electronics Engineers, Inc. in 1997. Dr. Makimoto is also a visiting professor at Toyo University.


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


CHIA SONG HWEE

     Chia Song Hwee has served as our Chief Administrative Officer since September 2000, as our Senior Vice President since February 2000 and as our Chief Financial Officer since December 1997. Mr. Chia was our Director of Finance from April 1996 to December 1997. Mr. Chia has more than 14 years of experience in financial accounting and has overall responsibility for our company's finance, strategic development and legal matters. He reports to the President and CEO, serves as one of three other key executives in the Office of the President, and sits on our company's policy committee. From May 1992 through December 1994, Mr. Chia was Regional Financial Controller (Asia and Middle East) for Anadrill Technical Services, Inc. From January 1995 to April 1996, Mr. Chia was Regional Controller (Asia, Australia and Middle East) for Sedco Forex Technical Services, Inc. Mr. Chia has been an Alternate Director on the Board of Directors of Chartered Silicon Partners Pte Ltd since July 1998 and was appointed to its Board of Directors in April 1999. He has also been an Alternate Director on the Board of Directors of Silicon Manufacturing Partners Pte Ltd since October 1998. Mr. Chia received his Bachelor of Business (Accountancy), with distinction, from Edith Cowan University, Australia and is a Certified Practicing Accountant by the Australian Society of CPAs.


ROBERT BAXTER

     Robert Baxter has served as our Senior Vice President, Business Operations since July 1998 with overall responsibility for all our company's worldwide business operations, including sales, marketing, design and technical support activities . Mr. Baxter reports to the President and CEO, serves as one of three other key executives in the Office of the President, and sits on our company's policy committee. Mr. Baxter has more than 24 years of working experience in the semiconductor industry. He started his career with Texas Instruments in 1976 and later joined Motorola Corporation in 1982. Prior to joining our company, Mr. Baxter was Vice President and General Manager of Motorola's Advanced Digital Consumer Division based in Tokyo. He also ran Microcontroller Business Divisions based in Europe and in Austin, Texas for Motorola Inc. He has served on the Board of Directors of Chartered Silicon Partners Pte Ltd since October 1998 and has been on the Board of Silicon Manufacturing Partners Pte Ltd as an Alternate Director since October 1999. Mr. Baxter holds a B.Sc (Hons) in Applied Physics and Electronics from Durham University, United Kingdom.


JOHN DOCHERTY

     John Docherty has served as our Senior Vice President, Manufacturing and Technology Operations since September 2000 and has served as Senior Vice President of Manufacturing Operations since September 1998. He has overall responsibility for manufacturing strategy, day-to-day foundry operations and continuous improvement activities. Mr. Docherty reports to the President and CEO, serves as one of three other key executives in the Office of the President, and sits on our company's policy committee Mr. Docherty has more than 25 years experience in the semiconductor industry. Prior to joining our company, he was the Vice President and Director of European Manufacturing for Motorola Inc.'s wafer fabrication facilities in Scotland and France. Mr. Docherty has served on the Boards of Directors of Chartered Silicon Partners Pte Ltd and Silicon Manufacturing Partners Pte Ltd since October 1998. Mr. Docherty graduated from Napier University, Edinburgh, United Kingdom and holds a Business Diploma from Strathclyde University, Glasgow.


JOHN MARTIN

     John Martin has served as our Vice President, Chief Technology Officer since May 2000 and served as our Vice President, Technology Development since January 1998. He has overall responsibility for our internal and external technology development activities. Dr. Martin has more than 26 years of experience in the semiconductor industry. He began his semiconductor career with Rockwell International Microelectronics in 1973. From 1981 to 1997, Dr. Martin held various positions in Motorola Inc.'s Semiconductor Products Sector. Dr. Martin holds a Ph.D. in Inorganic Chemistry from the University of Arkansas and a BA (Chemistry) from DePauw University.


LAU CHI KWAN

     Lau Chi Kwan has served as our Vice President, Quality and Reliability Assurance since January 1998 and has overall responsibility for our quality operations, total quality management and quality engineering support, which includes failure analysis and reliability engineering. From 1994 to 1997, Dr. Lau was our Yield Engineering Manager and subsequently our Research and Development Director. Dr. Lau has 24 years of experience in the semiconductor industry, largely in research and development. Prior to joining our company, Dr. Lau was a project manager for Hewlett-Packard's Circuit Technology Business Division. He began his career in 1976 with Microwave Acoustics Lab of the University of Southern California and subsequently continued his research and engineering work at Texas Instruments for three years and Hewlett-Packard for 11 years. Dr. Lau received a B.Sc from the University of Hawaii and MSc from the University of Wisconsin. Dr. Lau received his Ph.D. from the University of Southern California.


TAN SENG CHAI

     Tan Seng Chai has served as our Vice President, Human Resources since July 1999 and has overall responsibility for the development and implementation of policies and processes in our human resource management system. From October 1997 to June 1999, Mr. Tan was our Human Resource Director. Mr. Tan joined our company as human resource manager in April 1996. He has more than 12 years of experience in the semiconductor industry. He began his career at National Semiconductor in 1987 where he held various positions in engineering, production and human resource management. Mr. Tan later joined Creative Technology Ltd in 1994 and prior to joining our company, he was Creative's Senior Manager, Human Resource. Mr. Tan holds a Bachelor of Engineering (Hons) from the National University of Singapore in 1987 and a M.Sc (Industrial and System Eng) from the National University of Singapore in 1991.


GEORGE THOMAS

     George Thomas has served as our Vice President, Finance since September 2000 and oversees our company's finance matters. He also served as our Group Controller from May 2000 to August 2000. Mr. Thomas began his Finance/Accounting career with Canadian Met-Chem, a subsidiary of U.S. Steel Corporation as Internal Auditor and Senior Accounts Executive from 1978 to 1983. From June 1983 to April 2000, he held various positions at Schlumberger's Sedco Forex Division, including Controller, Operations-Worldwide, Regional Controller, Asia & Australia, Controller, Indonesia Operations, and Finance Manager of Arabian Drilling Company, a joint venture between Schlumberger and Petromin. Mr. Thomas received his Bachelor Degree in Commerce and in General Law. He is also a member of the Institute of Chartered Accountants of India.


ALAN CAPPER

     Alan Capper has served as our Vice President, Chief Information Officer since February 2001 and as our Vice President, Planning Operations since September 2000 . He has overall responsibility for information technology, customer service, business and manufacturing planning and turnkey operations. He reports to the Office of the President and sits on our company's policy committee. Mr. Capper has over 30 years in the semiconductor industry and his career includes positions at Texas Instruments, GEC Plessey Semiconductors and Mitel Semiconductors. He has a wide range of experience including financial and production planning, management of an assembly and test facility, as a financial controller, as a business unit manager for mass storage application specific ICs and as a site general manager. His international experience includes assignments in France and Germany for Texas Instruments as well as two years in the US as President of GEC Plessey Semiconductor Inc. Mr. Capper holds a Bachelor of Science degree in chemistry from Liverpool University, United Kingdom.


MICHAEL J. REKUC

     Michael J. Rekuc has served as President of our Americas operations since March 1999. Reporting to our company's Office of the President, Mr. Rekuc is responsible for all day-to-day activities in our company's Americas region including sales, customer engineering and support services, and all regional administrative activities. From 1976 until March 1999, Mr. Rekuc held sales, management and director positions in the semiconductor product sector of Motorola Inc. His most recent positions at Motorola Inc. included worldwide responsibilities as global sales director for wireless subscriber systems and a two year role as vice president and sales director for PC, computing and peripherals. Mr. Rekuc holds a B.Sc in Electrical Engineering from Lawrence University of Michigan.

BRUNO GUILMART

     Bruno Guilmart has served as President of our Asia Pacific and Japan operations since 1999 and is responsible for all sales and business activities for Asia-Pacific and Japan regions, including Taiwan, China, Hong Kong, Korea, Malaysia, Thailand, Philippines, Singapore, Australia and Israel. Mr. Guilmart reports to the Office of the President. He has more than 17 years of experience in semiconductor engineering, marketing and business development. Prior to joining our company, Mr. Guilmart was the vice president, professional services for Cadence Design Systems covering Asia Pacific. From 1989 to 1996, he was executive director - Northeast Asia sales at Temic Semiconductors' Daimler-Benz group located in Hong Kong. He also held engineering and business development positions at Hewlett-Packard Company in Europe, United States and Asia. He holds a bachelor of science degree in electrical engineering and a master's degree in electronics and business management from Paris XI Institute of Technology, France.


ALLAN HUGHES

     Allan Hughes has served as President of our Europe operations since July 2000 and is responsible for all our company's business activities in Europe including marketing, customer service and engineering support activities. The Company currently has offices in Germany, France and UK. He reports to the Office of the President. Mr. Hughes has 17 years of experience in the European semiconductor industry. Prior to joining the company, Hughes was general manager at Motorola's Communications Enterprise based in the United Kingdom. He has also held management positions in Motorola's European business units including their Paging Business, Cellular Sales Organization and Microcontroller business. He holds a bachelor of science in technology and business studies from Strathclyde University in Scotland.


BOARD COMPOSITION AND COMMITTEES

     Our Articles of Association set the minimum number of directors at two. As of February 28, 2001, we have 11 directors and one alternate director. A portion of our directors are elected at each annual general meeting of shareholders. The number of directors retiring and eligible to stand for reelection each year varies, but generally it is equal to one-third of the board, with the directors who have been in office longest since their reelection or appointment standing for reelection. Our Chief Executive Officer and President will not be required to stand for reelection as a director while he is in office. Because ST and its affiliates own approximately 60.8 % of our outstanding ordinary shares, they are able to control actions over many matters requiring approval by our shareholders, including the election of directors.

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

     The members of the ERCC are Ms. Ho (chairman) and Messrs. Borrel, Lim, Thompson, Sum and Tobey.

     The Audit Committee of our Board of Directors consists of four members, of which a majority may not be officers or employees of our company. The Audit Committee reviews, acts on and reports to the Board of Directors regarding various auditing and accounting matters. In particular, the Audit Committee reviews the financial statements of our company, the scope and results of annual audits (both internal and external), the recommendation of our independent auditors and the response of our company's management to both the internal and external audits. The Audit Committee meets up once with the external and internal auditors without the presence of management. It also oversees related party transactions, including all material transactions between us and the Singapore Technologies group. Please see "Item 7. Major Shareholders and Related Party Transactions--Related Party Transactions" for a description of our relationship with ST.

     The members of the Audit Committee are Messrs. Sum (chairman), Koh, La Blanc and Tobey. In December 1999, Nasdaq introduced new requirements in connection with audit committees. As a non-U.S. issuer, we have been exempted from compliance with these new requirements. However, we have chosen to adopt certain of the new rules.

     The Budget Committee of our Board of Directors is responsible for reviewing our annual budget and our quarterly financial performance in relation to our budget. The members of the Budget Committee are Messrs. Borrel (chairman), Lim, Van Tassel and Sum. In 2000, the Budget Committee reviewed and approved the capital spending and financial plans for the year 2001.


COMPENSATION OF DIRECTORS AND OFFICERS

     The aggregate compensation we paid to or accrued for all of our directors and senior management for services rendered to us and our subsidiaries during the fiscal year ended December 31, 2000 was approximately $10.7 million. We have set aside $2.0 million for retirement benefits for our senior executives during the fiscal year ended December 31, 2000. We also provide our directors and certain of our officers with customary director or officer insurance, as appropriate.

     All of our officers and employees are eligible to participate in our employee bonus plans. The plans provide for bonus payments based upon our achievement of certain operational, financial and customer satisfaction targets. Upon achievement of these targets, the participants in our plans are awarded bonuses based on a percentage of their annual salary. Our President and CEO is entitled to a guaranteed minimum annual bonus pursuant to his employment agreement. None of our directors receive benefits upon termination of their appointment in their capacity as directors.


SHARE OWNERSHIP FOR DIRECTORS AND SENIOR MANAGEMENT

         The following table sets forth certain information with respect to the beneficial ownership of our ordinary shares for each of our directors and our chief executive officer and all of our directors and senior management as a group as of February 28, 2001, based on an aggregate of 1,380,266,279 ordinary shares outstanding as of such date.:

                                                                        ORDINARY SHARES(1)
                                                                       BENEFICIALLY OWNED(2)
                                                                     -----------------------
DIRECTORS                                                              NUMBER        PERCENT
---------                                                            ---------       -------
Ho Ching                                                               180,000          *
Lim Ming Seong                                                               0          *
Barry Waite                                                          2,522,040          *
Sum Soon Lim                                                           390,145          *
James H. Van Tassel                                                    219,929          *
Aubrey C. Tobey                                                        142,112          *
Robert E. La Blanc                                                      88,312          *
Andre Borrel                                                           155,312          *
Charles E. Thompson                                                    155,312          *
Koh Beng Seng                                                           67,600          *
Tsugio Makimoto                                                         29,000          *
Premod Paul Thomas                                                      38,000          *
All directors and senior management (3) as a group (23 persons)      7,429,791          *

----------
*    Less than 1% of our outstanding shares

(1) The number of ordinary shares listed in this table includes ordinary shares held directly or in the form of ADSs.

(2) Gives effect to the ordinary shares issuable within 60 days of February 28, 2001 upon the exercise of all options and other rights beneficially owned by the indicated shareholders on that date. Beneficial ownership is determined in accordance with the rules of the SEC and includes voting and investment power with respect to ordinary shares. Unless otherwise indicated, the persons named in the table have sole voting and sole investment control with respect to all ordinary shares beneficially owned.

(3)  Each of our senior management owns less than 1% of our outstanding shares.

SHARE OPTIONS FOR DIRECTORS

     The following table contains information pertaining to share options held by directors as of February 28, 2001:-

                                                 NUMBER           PER SHARE                EXERCISABLE
                                              OF  ORDINARY        EXERCISE                   PERIOD
                                            SHARES  ISSUABLE        PRICE
                                          ON EXERCISE OF OPTION       S$
                                          ---------------------   ---------          ------------------------
Ho Ching                                           120,000        $16.6900           06/04/2001 to 06/04/2005
                                                   120,000        $11.8600           03/10/2001 to 03/10/2005

Lim Ming Seong                                           0               -                                  -

Barry Waite                                        752,000         $0.9309           30/11/1998 to 30/11/2008
                                                 1,880,000         $3.3440           18/05/2000 to 18/05/2009
                                                    60,000         $3.3440           29/04/2000 to 29/10/2009
                                                   752,000         $0.9300           30/11/1998 to 30/11/2008
                                                 3,008,000         $3.3440           29/10/1999 to 29/10/2009
                                                 1,000,000        $16.6900           06/04/2001 to 06/04/2010
                                                   800,000        $11.8600           03/10/2001 to 03/10/2010

James H. Van Tassel                                 37,600         $0.9309           30/04/2000 to 30/04/2004
                                                    30,000         $3.3440           29/04/2000 to 29/10/2004
                                                    20,000         $3.3440           29/10/2000 to 29/10/2004
                                                    50,000        $16.6900           06/04/2001 to 06/04/2005
                                                    50,000        $11.8600           03/10/2001 to 03/10/2005

Sum Soon Lim                                        14,288         $1.0922           07/10/1999 to 07/10/2004
                                                    35,720         $0.9309           07/10/1999 to 07/10/2004
                                                    60,000         $3.3440           29/04/2000 to 29/10/2004
                                                    20,000         $3.3440           29/10/2000 to 29/10/2004
                                                    80,000        $16.6900           06/04/2001 to 06/04/2005
                                                    80,000        $11.8600           03/10/2001 to 03/10/2005

Aubrey C Tobey                                      35,720         $1.0000           07/10/1999 to 07/10/2004
                                                    18,800         $0.9309           30/04/2000 to 30/04/2004
                                                    30,000         $3.3440           29/04/2000 to 29/10/2004
                                                    20,000         $3.3440           29/10/2000 to 29/10/2004
                                                    50,000        $16.6900           06/04/2001 to 06/04/2005
                                                    50,000        $11.8600           03/10/2001 to 03/10/2005

Robert E. La Blanc                                  35,720         $1.0000           07/10/1999 to 07/10/2004
                                                    10,000         $3.3440           29/04/2000 to 29/10/2004
                                                    10,000         $3.3440           29/10/2000 to 29/10/2004
                                                    20,000        $16.6900           06/04/2001 to 06/04/2005
                                                    50,000        $11.8600           03/10/2001 to 03/10/2005

Andre Borrel                                        14,288         $1.0000           07/10/1999 to 07/10/2004
                                                    36,000         $3.3440           29/04/2000 to 29/10/2004
                                                    20,000         $3.3440           29/10/2000 to 29/10/2004
                                                    80,000        $16.6900           06/04/2001 to 06/04/2005
                                                    80,000        $11.8600           03/10/2001 to 03/10/2005

Charles E. Thompson                                 35,720         $1.0000           07/10/1999 to 07/10/2004
                                                    30,000         $3.3440           29/04/2000 to 29/10/2004
                                                    20,000         $3.3440           29/10/2000 to 29/10/2004
                                                    50,000        $16.6900           06/04/2001 to 06/04/2005
                                                    50,000        $11.8600           03/10/2001 to 03/10/2005


                                                 NUMBER           PER SHARE                EXERCISABLE
                                              OF  ORDINARY        EXERCISE                   PERIOD
                                            SHARES  ISSUABLE        PRICE
                                          ON EXERCISE OF OPTION       S$
                                          ---------------------   ---------          ------------------------
Koh Beng Seng                                       37,600         $0.9309           30/04/2000 to 30/04/2004
                                                    10,000         $3.3440           29/04/2000 to 29/10/2004
                                                    10,000         $3.3440           29/10/2000 to 29/10/2004
                                                    10,000        $16.6900           06/04/2001 to 06/04/2005
                                                    10,000        $11.8600           03/10/2001 to 03/10/2005

Tsugio Makimoto                                     10,000        $16.6900           06/04/2001 to 06/04/2005
                                                    50,000        $11.8600           03/10/2001 to 03/10/2005

Premod Paul Thomas                                  10,000         $3.3440           29/10/2000 to 29/10/2004
                                                    10,000        $16.6900           06/04/2001 to 06/04/2005
                                                    10,000        $11.8600           03/10/2001 to 03/10/2005

     As of December 31, 2000, options to purchase 60,070,451 ordinary shares were issued and outstanding, of which 19,931,630 were held by our directors and senior management. The outstanding options were granted under our 1999 Share Option Plan. None of our directors or senior management individually own 1% or more of our outstanding shares.


OPTIONS TO PURCHASE SECURITIES FROM REGISTRANT OR SUBSIDIARIES

ISSUANCE OF SHARE OPTIONS

     As of December 31, 2000, options to purchase 60,070,451 ordinary shares were issued and outstanding. The outstanding options were granted under our 1999 Share Option Plan. The exercise prices of these options range from S$0.93 to S$16.69. The expiration dates of the options range from April 2004 to October 2010. In March 2001, we expect to grant options to purchase approximately 13,100,000 more ordinary shares under our 1999 Share Option Plan. The exercise price of such options will be the fair market value of our ordinary shares at the time of the grant.


EMPLOYEE BENEFIT PLANS

SHARE OPTION PLAN 1999

     Effective March 30, 1999, we adopted our Share Option Plan 1999. The purpose of the plan is to offer selected individuals an opportunity to acquire or increase a proprietary interest in our company by purchasing our ordinary shares. Options granted under the 1999 plan may be nonstatutory options or incentive stock options intended to qualify under Section 422 of the United States Internal Revenue Code.

     The 1999 plan is administered by the ERCC. Our employees, outside directors and consultants are eligible to receive option grants except as follows:

     - employees of our affiliates and our outside directors and consultants are not eligible for the grant of incentive stock options;

     - employees, outside directors and consultants of our affiliates who are citizens of the United States or who are deemed to be residents in the United States are not eligible for the grant of options; and

     - employees of SMP who are citizens of the United States or who are deemed to be residents in the United States are not eligible for the grant of options.

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

     The 1999 plan will terminate automatically on January 23, 2009, ten years after the date on which the Board adopted the 1999 plan. The ERCC may amend, suspend or terminate the 1999 plan at any time and for any reason, provided that any amendment which increases the number of shares available for issuance under the 1999 plan, or which materially changes the class of persons who are eligible for the grant of incentive share options, will be subject to the approval of our shareholders.

     We amended the plan in connection with our initial public offering to enable the plan and, at the ERCC's discretion, awards granted thereunder, to comply with Section 162(m) of the United States Internal Revenue Code.

     We will be seeking shareholders' approval at our annual general meeting in May of this year for an increase in the aggregate number of shares for issuance from 107,160,000 to 197,160,000 under the 1999 plan. Additionally, we will seek shareholders' approval to the effect that the limit on the number of option shares which may be granted to an individual in any fiscal year will apply irrespective of whether the Board or the ERCC determines that the 1999 plan is to comply with Section 162(m) of the U.S. Tax Code.


EMPLOYEE SHARE PURCHASE PLAN

     We will also be seeking shareholders' approval to adopt an Employee Share Purchase Plan (ESPP) at our annual general meeting in May. The purpose of the ESPP is to provide eligible employees with an opportunity to increase their proprietary interest in the success of our company through the purchase of its shares, which are paid for through payroll deductions. The ESPP will generally be open to employees of our company and its subsidiaries whose customary employment is more than five months per calendar year and is more than 20 hours per week, and who have been employed by our company or such subsidiary for at least 6 months, subject to the following:

     - Where the employee's participation is prohibited by the law of any country which has jurisdiction over him or her; or

     - Where the employee is subject to a collective bargaining agreement that does not provide for participation in the ESPP; or

     - Where the employee, immediately after his or her election to purchase shares under the ESPP, would own shares exceeding 5% of the total combined voting power or value of all classes of shares in the capital of our company or any parent or subsidiary of our company.

     We will also be seeking approval to establish a separate Share Purchase Plan, or SMP ESPP, for employees of Silicon Manufacturing Partners or SMP, where Chartered holds a 49% equity interest. The terms of this plan will be substantially similar to the terms of the preceding plan. The aggregate number of shares that are available for purchase under our company ESPP and the SMP ESPP is 10,000,000 ordinary shares of our company.

ITEM 7.   MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

MAJOR SHAREHOLDERS

     The following table sets forth certain information with respect to each person or group of affiliated persons who is known by us to beneficially own 5% or more of our ordinary shares as of February 28, 2001, based on an aggregate of 1,380,266,279 ordinary shares outstanding as of such date:

                                                                               ORDINARY SHARES (1)
                                                                              BENEFICIALLY OWNED(2)
                                                                            -------------------------
5% SHAREHOLDERS                                                               NUMBER          PERCENT
---------------                                                             -----------       -------
Singapore Technologies Pte Ltd(3)                                           499,116,152        36.2%
Singapore Technologies Semiconductors Pte Ltd(3)                            339,953,228        24.6%

----------
(1) The number of ordinary shares listed in this table includes ordinary shares held directly or in the form of ADSs.

(2) Beneficial ownership is determined in accordance with the rules of the SEC and includes voting and investment power with respect to ordinary shares. Unless otherwise indicated, the persons named in the table have sole voting and sole investment control with respect to all ordinary shares beneficially owned.

(3) As of February 28, 2001, Temasek Holdings (Private) Limited, the principal holding company of the Government of Singapore, owned 78.6% of Singapore Technologies Pte Ltd, or ST, and 100% of Singapore Technologies Holdings Pte Ltd, or ST Holdings. ST Holdings owned 21.4% of ST which, in turn, owns 100% of Singapore Technologies Semiconductors Pte Ltd, or ST Semiconductors. Temasek may be deemed to beneficially own the shares directly owned by ST and ST Semiconductors because it is the parent company of ST and ST Holdings. ST and ST Semiconductors have the same voting rights as our other shareholders. Over the last three years, ST's percentage shareholding of our outstanding shares as of December of each year has changed from 49.9% in 1998 to 39.0% in 1999 and 36.2% in 2000.
     ST Semiconductor's percentage share holding of our outstanding shares for the same period has changed from 40.0% in 1998 to 31.0% in 1999 and 24.6% in 2000.

     As of February 28, 2001, 326,578 of our ordinary shares, representing 0.02% of our outstanding shares, were held by a total of 37 holders of record with addresses in the United States. As of the same date 8,893,487 of our ADSs (representing 88,934,870 ordinary shares), representing 6.44% of our outstanding shares, were held by a total of 8 registered holders of record with addresses in the United States. Since certain of these ordinary shares and ADSs were held by brokers or other nominees, the number of record holders in the United States may not be representative of the number of beneficial holders or where the beneficial holders are resident.


RELATED PARTY TRANSACTIONS

WHAT IS THE SINGAPORE TECHNOLOGIES GROUP

     Singapore Technologies Pte Ltd, or ST, is a holding company for a group of high-technology companies. As of February 28, 2001, ST was 21.4% owned by Singapore Technologies Holdings Pte Ltd, or ST Holdings. ST and ST Holdings were 78.6% and 100% owned, respectively, by Temasek Holdings (Private) Limited through which the corporate investments of the Government of Singapore are held. Temasek is owned by the Minister for Finance (Incorporated) of Singapore. ST owns 100% of Singapore Technologies Semiconductors Pte Ltd, or ST Semiconductors. As of February 28, 2001, ST and ST Semiconductors hold approximately a 36.2% and 24.6% interest in our company, respectively. ST Semiconductors holds interests in our sister companies, STATS and Tritech Microelectronics Ltd (in compulsory liquidation), or Tritech. In 2000, our revenues represented approximately 27% of ST's revenues and our assets represented approximately 16% of ST's assets (in each case based on unaudited numbers).

     ST has five principal business groups: engineering, technology, infrastructure, property and financial services. ST has three operating subsidiaries that are engaged in the semiconductor business, namely:

     - Chartered Semiconductor Manufacturing Ltd;

     - STATS; and

     - Tritech (in compulsory liquidation).

     STATS specializes in assembly and testing of semiconductors. STATS consummated its initial public offering on February 8, 2000. Tritech, which is in compulsory liquidation, was in the business of designing, developing and marketing application specific standard products as well as customer specific semiconductors. ST may in the future establish other subsidiaries, or form strategic alliances with companies, which are engaged in the semiconductor business.

     As of February 28, 2001, ST and its affiliates own approximately 60.8% of our outstanding ordinary shares and, as a result, are able to control actions over many matters requiring approval by our shareholders, including the election of directors and approval of significant corporate transactions. In addition, Ms. Ho and Messrs. Lim, Sum, Koh and Thomas, each a member of our Board of Directors (other than Mr. Thomas who serves as alternate member), serve as directors of companies in the Singapore Technologies group. Ms. Ho and Messrs.
Lim and Thomas, each a member (or alternate member) of our Board of Directors, are employed by companies in the Singapore Technologies group.

     In 1996, our Board of Directors established an Audit Committee that, among other things, reviews all material transactions between us and the Singapore Technologies group. Please see "Item 10. Directors and Officers of Registrant -- Board Composition and Committees" for a summary of the function and composition of the Audit Committee. Mr. Sum, the chairman of the Audit Committee, serves as a director for other ST affiliates.

     We also have contractual and other business relationships with ST and its affiliates and we engage in material transactions with ST from time to time. Although our Audit Committee reviews all material transactions between our company and the Technologies group, conflicts of interest may arise between us in certain circumstances. We are not obligated to conduct any business with members of the ST group if the costs of doing so are greater than for unaffiliated third parties.


FINANCIAL SUPPORT PROVIDED TO US BY SINGAPORE TECHNOLOGIES GROUP

     Through its subsidiary, ST Treasury Services Ltd, ST currently provides us with short-term financing and guarantees some of our debt. Certain of our loan agreements require ST to own at least a majority of our outstanding ordinary shares. ST and ST Treasury Services Ltd have also in the past provided loans to us and have entered into forward foreign exchange contracts with us to hedge transactions denominated in Singapore dollar and Japanese Yen, primarily for principal and interest payments on our Singapore dollar denominated debt and certain of our equipment purchase commitments with foreign vendors. As of December 31, 2000, approximately $159.4 million of our debt was guaranteed by ST at no cost. In addition, $98.7 million of our debt was guaranteed by commercial banks at the request of ST, at a weighted average cost to us of 0.29%.

     In addition, from time to time we advance funds to, or borrow funds from, ST Treasury Services Ltd. (and from ST prior to the second half of 1998). In general, advances to and borrowings from ST and ST Treasury bear interest at rates comparable to the rates offered by commercial banks in Singapore, are unsecured and are repayable for periods not more than three months on a renewable basis. The amount of interest income received from ST in 1998 was $0.7 million. The amount of interest income received from ST Treasury in 1998, 1999 and 2000 was $1.0 million, $2.8 million and $27.0 million respectively. The amount of interest expense paid to ST was $6.6 million in 1998. The amount of interest expense paid to ST Treasury in 1998 and 1999 was $2.3 million and $0.1 million, respectively. The average rate of interest payable in 1998 and 1999 to ST and ST Treasury for our Singapore dollar denominated borrowings was 7.13% and 2.74% respectively, and 6.33% and 6.13% respectively, for our U.S. dollar denominated borrowings.

     We have also entered into an oral multi-currency credit facility with ST Treasury in connection with our borrowing arrangements with it. Under this facility, ST Treasury has agreed to make available to us funds of up to $100 million. We may, upon notice to ST Treasury, draw down at any time any amount available under the facility. We are not restricted in our utilization of drawn funds. Funds drawn under the facility are required to be repaid within one year of the date on which they are drawn. Payment schedules and directions will be as agreed to by us and ST Treasury at the time of the draw down. Unless otherwise agreed to, amounts drawn under the facility are unsecured and neither we nor ST Treasury are subject to conditions or events of default. Interest on drawn funds accrues at a rate based on the monthly average interest rate of three banks, as chosen by ST Treasury. As of December 31, 2000, there were no unsecured borrowings outstanding under this facility.

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

     In 1998, 1999 and 2000, we paid management fees to ST of $4.9 million, $3.8 million and $4.3 million respectively. In addition, we reimbursed ST for costs and expenses incurred on our behalf, principally certain of our payroll expenses paid through ST. Those reimbursements totaled $5.7 million, $6.5 million and $18.6 million in 1998, 1999 and 2000 respectively.

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


OTHER TRANSACTIONS WITH THE SINGAPORE TECHNOLOGIES GROUP

     We transact business with ST and its affiliates in the normal course of our respective businesses. We recorded sales to Tritech of $6.2 million and $1.3 million in 1998 and 1999, respectively. These sales represented 1.5% and 0.2% of our net sales for the respective periods. Tritech was placed under judicial management on July 2, 1999 and commenced winding-up proceedings on October 15, 1999. They are still in the process of being wound up.

     We paid STATS $22.7 million, $33.9 million and $29.6 million in 1998, 1999 and 2000, respectively, for services rendered in those years. We also paid other affiliates of ST $1.4 million, $7.6 million and $0.6 million in 1998, 1999 and 2000, respectively, for services rendered in those years. We purchased $0.9 million $0.6 million and $0.6 million in assets from affiliates of ST in 1998, 1999 and 2000, respectively. We also paid affiliates of ST $1.1 million, $0.1 million and $0.7 million in 1998, 1999 and 2000 respectively, for construction costs rendered in those years.

     Fabs 2 and 3 and our corporate offices are located on land leased to ST by Jurong Town Corporation, or JTC, a statutory board established by the Government of Singapore to develop and manage industrial estates in Singapore. These leases run until 2024 with conditional options to extend for another 30 years. We have entered into sub-leases with ST for the entire term of the leases for Fabs 2 and
3. The sub-leases for Fab 2 and Fab 3 require us to make rental payments to ST at rates equal to the rent paid by ST to JTC for the subject land through 2006 for Fab 2 and 2024 for Fab 3. The rental rates may be re-negotiated thereafter. In total, we paid ST $1.6 million, $2.5 million and $1.2 million, respectively, in lease payments for 1998, 1999 and 2000.

     CSP leases the land on which Fab 6 is located from ST, which in turn leases it from JTC. The agreement provides for the land to be leased to ST until 2027, with a conditional option to extend for an additional 30 years. CSP makes rental payments to ST at rates equal to the rent paid by ST to JTC for the subject land through 2027. CSP paid ST $0.9 million, $1.1 million and $0.7 million in lease payments for 1998, 1999 and 2000, respectively. We expect ST to lease the land on which Fab 7 is situated from JTC and to sub-lease that land to us on terms similar to those of our other leases with ST.

     Some of our insurance coverage is held under various insurance policies which are negotiated and maintained by ST but billed directly to us. This enables us to benefit from the group rates negotiated by ST.

     We also engage in transactions with other companies directly or indirectly controlled by Temasek Holdings, the parent company of Singapore Technologies, in the ordinary course of business. These transactions, such as the purchase of power from Singapore Power, phone services from Singapore Telecom and airline tickets from Singapore Airlines are on customary terms and conditions and are generally not subject to additional review by the Audit Committee.


ITEM 8.   FINANCIAL INFORMATION

DIVIDEND POLICY

     In December 1995 and January 1997, we paid a cash dividend on our ordinary shares in an amount equivalent to US$87,000 and US$93,000, respectively, for the purpose of qualifying our ordinary shares as "trustee stock" eligible for investment by account holders of the Central Provident Fund, a mandatory employee pension plan administered by the Government of Singapore. Except for these dividends, we have not, since our inception, declared or paid any cash dividends on our ordinary shares. We do not currently anticipate paying any cash dividends for 2001. We may, by ordinary resolution, declare dividends at a general meeting, but we may not pay dividends in excess of the amount recommended by our Board of Directors. Our Board of Directors may also declare interim dividends without seeking shareholder approval.

We must pay all dividends out of our profits or pursuant to Section 69 of the Companies Act (Chapter 50) of Singapore. In making its recommendation, our Board of Directors will consider, among other things, our future earnings, operations, capital requirements and general financial condition, as well as general business conditions and other factors which our Board of Directors may determine are appropriate. Some of our loan agreements restrict the payment of dividends without the consent of the lender. We currently intend to retain future earnings, if any, to finance expansion of our business.


LEGAL PROCEEDINGS

     We are not involved in any legal proceedings that we believe would be harmful to our company.


ITEM 9.   THE OFFER AND LISTING

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

(a)  Annual high and low market prices


                                                               NASDAQ STOCK MARKET NATIONAL MARKET
                                                               -----------------------------------
                                                                    HIGH              LOW
                                                                   -------           ------
     October 29, through December 31, 1999                          $73.00           $31.25
     January 1, through December 31, 2000                          $105.75           $26.38


                                                          SINGAPORE EXCHANGE SECURITIES TRADING LIMITED
                                                          ---------------------------------------------
                                                                    HIGH              LOW
                                                                   -------           ------
     November 1, through December 31, 1999                         S$10.10           S$5.15
     January 1, through December 31, 2000                          S$18.50           S$4.74

(b)  Quarterly high and low market prices

                                                               NASDAQ STOCK MARKET NATIONAL MARKET
                                                               -----------------------------------
                                                                    HIGH              LOW
                                                                   ------            ------
     October 29, through December 31, 1999                          $73.00           $31.25
     January 1, through March 31, 2000                             $105.75           $59.50
     April 1, through June 30, 2000                                 $92.38           $55.00
     July 1, through September 30, 2000                             $92.00           $60.69
     October 1, through December 31, 2000                           $57.25           $26.38


                                                          SINGAPORE EXCHANGE SECURITIES TRADING LIMITED
                                                          ---------------------------------------------
                                                                    HIGH              LOW
                                                                  --------          -------
     November 1, through December 31, 1999                         S$10.10           S$5.15
     January 1, through March 31, 2000                             S$18.50           S$9.95
     April 1, through June 30, 2000                                S$16.50          S$10.20
     July 1, through September 30, 2000                            S$16.30          S$10.90
     October 1, through December 31, 2000                          S$10.50           S$4.74

(c)  Monthly high and low market prices

                                                               NASDAQ STOCK MARKET NATIONAL MARKET
                                                               -----------------------------------
                                                                    HIGH              LOW
                                                                   -------           ------
     September 1, through September 30, 2000                        $84.00           $60.69
     October 1, through October 31, 2000                            $56.25           $35.00
     November 1, through November 30, 2000                          $57.25           $31.56
     December 1, through December 31, 2000                          $36.19           $26.38
     January 1, through January 31, 2001                            $35.50           $24.88
     February 1, through  February 28, 2001                         $36.00           $29.25


                                                          SINGAPORE EXCHANGE SECURITIES TRADING LIMITED
                                                          ---------------------------------------------
                                                                    HIGH              LOW
                                                                  --------          -------
    September 1, through September 30, 2000                        S$14.40          S$10.90
    October 1, through October 31, 2000                            S$10.50           S$6.75
    November 1, through November 30, 2000                           S$9.65           S$5.85
    December 1, through December 31, 2000                           S$6.05           S$4.74
    January 1, through January 31, 2001                             S$6.30           S$4.40
    February 1, through February 28, 2001                           S$6.10           S$4.94

     The last reported sale price of the ADSs as quoted on Nasdaq on February 28, 2001 was $29.25 per ADS. The last reported sale price of the ordinary shares as quoted on the Singapore Exchange on February 28, 2001 was S$4.94 per ordinary share.

     Please see "Item 3. Key Information -- Risk Factors -- Risks related to our ADSs and ordinary shares and our trading market" regarding the nature of the trading market for our ADSs and ordinary shares.


ITEM 10.  ADDITIONAL INFORMATION

SUMMARY OF OUR MEMORANDUM AND ARTICLES OF ASSOCIATION

     Set forth is a summary of various provisions in our Memorandum and Articles of Association. This summary is qualified in its entirety by reference to our Memorandum and Articles of Association (see Item 19 -- Exhibit 1).


Objects and Purposes

     Our objects and purposes are found in paragraph 3 of our Memorandum of Association. Our main object and purpose includes, but is not limited to, the business of manufacturing, assembling and testing semiconductor components and related activities.


Directors

     A Director is not entitled to vote in respect of any contract or arrangement or any other proposal whatsoever in which he has any interest, directly or indirectly. A Director will not be counted in a quorum at a Board of Directors' meeting in relation to a resolution in which he is not entitled to vote.

     The compensation of our Directors is determined by our shareholders in general meeting. Our Directors may vote on the payment of extra compensation to an executive Director, a Director who serves on a Directors' committee or to a Director who performs services which are outside the scope of the ordinary duties of a Director. Our Directors have the power to determine pensions and other retirement, superannuation, death or disability benefits for an executive Director and to fix the compensation of a Managing Director or, Chief Executive Officer or President.

     Our Directors may exercise all powers of our Company to borrow money, to mortgage or charge its undertaking, property and uncalled capital and to issue debentures and other securities.

     At each annual general meeting at least, one-third of our Directors must retire from office by rotation. A retiring Director is eligible for re-election and the Directors to retire every year are those who have been longest in office since their last re-election or appointment. A Director holding office as Managing Director or Chief Executive Officer or President is not subject to retirement by rotation and is not taken into account in determining the number of Directors to retire.

     No shares are required to be held by a Director for director's qualification.

     No person over the age of 70 years may be appointed by the Board as a Director of our company. The office of a Director becomes vacant at the conclusion of the annual general meeting following the date the Director attains the age of 70 years. Thereafter, the Director is required to stand for re-appointment by the shareholders each year.

New Ordinary Shares

     We have only one class of shares, known as ordinary shares. New ordinary shares may only be issued with the prior approval in a general meeting of our shareholders. The approval, if granted, will lapse at the conclusion of the annual general meeting following the date on which the approval was granted. Our shareholders have given us general authority to issue any remaining approved but unissued ordinary shares prior to our next annual general meeting. All new ordinary shares are under the control of our Board of Directors who may allot and issue the same with such rights and restrictions as it may think fit, provided that new ordinary shares may not be issued to transfer a controlling interest in our Company without the prior approval in general meeting of our shareholders. Our shareholders are not entitled to pre-emptive rights under our Articles of Association.

     Our Directors may make calls upon our shareholders in respect of any moneys unpaid on their shares (whether on account of the nominal value of the shares, or when permitted, by way of premium) but subject to the terms of issue of such shares. This call right does not apply to our currently outstanding ordinary shares, all of which are fully paid.


Transfer of Ordinary Shares

     There is no restriction on the transfer of fully paid ordinary shares except where required by law. Our Board of Directors may only decline to register any transfer of ordinary shares which are not fully paid shares or ordinary shares on which we have a lien. Ordinary shares may be transferred by a duly signed instrument of transfer in any form acceptable to our Board of Directors. Our Board of Directors may also decline to register any instrument of transfer unless, among other things, it has been duly stamped and is presented for registration together with the share certificate and such other evidence of title as they may require. We will replace lost or destroyed certificates for ordinary shares if we are properly notified and if the applicant pays a fee which will not exceed S$2 and furnishes any evidence and indemnity that our Board of Directors may require.


General Meetings of Shareholders

     We are required to hold an annual general meeting every year. Our Board of Directors may convene an extraordinary general meeting whenever it thinks fit and must do so if shareholders representing not less than 10 per cent. of the total voting rights of all shareholders request in writing that such a meeting be held. In addition, two or more shareholders holding not less than 10 per cent. of our issued share capital may call a meeting. Unless otherwise required by law or by our Articles of Association, voting at general meetings is by ordinary resolution, requiring an affirmative vote of a simple majority of the votes cast at that meeting. An ordinary resolution suffices, for example, for the appointment of directors. A special resolution, requiring the affirmative vote of at least 75 per cent. of the votes cast at the meeting, is necessary for certain matters under Singapore law, including the voluntary winding up of the company, amendments to our Memorandum and Articles of Association, a change of our corporate name and a reduction in our share capital, share premium account or capital redemption reserve fund. We must give at least 21 days' notice in writing for every general meeting convened for the purpose of passing a special resolution. Ordinary resolutions generally require at least 14 days' notice in writing. The notice must be given to every shareholder who has supplied us with an address in Singapore for the giving of notices and must set forth the place, the day and the hour of the meeting and, in the case of special business, the general nature of that business.


Voting Rights

     A shareholder is entitled to attend, speak and vote at any general meeting, in person or by proxy. A proxy need not be a shareholder. A person who holds ordinary shares in the book-entry clearance system maintained by the Central Depository (Pte) Limited, or CDP, will only be entitled to vote at a general meeting as a shareholder if his name appears on the depository register maintained by CDP 48 hours before the general meeting. Two or more shareholders holding at least 33 1/3 per cent. of our issued and outstanding ordinary shares must be present in person or by proxy to constitute a quorum at any general meeting. Under our Articles of Association, on a show of hands, every shareholder present in person and each proxy shall have one vote, and on a poll, every shareholder present in person or by proxy shall have one vote for each ordinary share held. A poll may be demanded in certain circumstances, including by the chairman of the meeting or by any shareholder present in person or by proxy and representing not less than 10 per cent. of the total voting rights of all shareholders having the right to attend and vote at the meeting or by any two shareholders present in person or by proxy and entitled to vote.

Dividends

     We may, by ordinary resolution, declare dividends at a general meeting, but we may not pay dividends in excess of the amount recommended by our Board of Directors. We must pay all dividends out of our profits or pursuant to Section 69 of the Companies Act, (Chapter 50) of Singapore (the "Companies Act"). Our Board of Directors may also declare an interim dividend. All dividends are paid pro rata among the shareholders in proportion to the amount paid up on each shareholder's ordinary shares, unless the rights attaching to an issue of any ordinary share provides otherwise. Unless otherwise directed, dividends are paid by cheque or warrant sent through the post to each shareholder at his registered address. Notwithstanding the foregoing, our payment to CDP of any dividend payable to a shareholder whose name is entered in the depository register shall, to the extent of payment made to the CDP, discharge us from any liability to that shareholder in respect of that payment.


Bonus and Rights Issue

     Our Board of Directors may, with the approval of our shareholders at a general meeting, capitalize any reserves or profits (including profit or monies carried and standing to any reserve or to the share premium account) and distribute the same as bonus shares credited as paid-up to the shareholders in proportion to their shareholdings. Our Board of Directors may also issue rights to take up additional ordinary shares to shareholders in proportion to their shareholdings. Such rights are subject to any conditions attached to such issue.


Liquidation or Other Return of Capital

     If our company liquidates or in the event of any other return of capital, holders of ordinary shares will be entitled to participate in any surplus assets in proportion to their shareholdings.


Limitations on Rights to Hold or Vote Shares

     Except as described in "Voting Rights" above, there are no limitations imposed by our Articles of Association on the rights of shareholders who are non-resident in Singapore to hold or vote ordinary shares.


Provisions Discriminating against any Existing or Prospective Holder of Shares

     There are no provisions in our Articles of Association discriminating against any existing or prospective holder of shares as a result of a shareholder owning a substantial number of shares.


Proposed alterations to our Articles of Association

     We are planning to propose for shareholders' approval in May 2001 alterations to our Articles of Association so that:

     - circulating resolutions may be signed by directors electronically in accordance with approved procedures; and

     - the authentication of certain documents relating to our business by any director, the Company Secretary or any other person appointed by the directors for such purpose may be carried out by electronic means.


MATERIAL CONTRACTS

     The following is a summary of each contract that is material to us as of the date hereof and was not entered into by us in the ordinary course of business. Cross-references are provided where these agreements are described elsewhere in this document. These agreements are also listed in Item 19 -- Exhibits.


Loan Agreements

     Chartered Silicon Partners Pte Ltd entered into a Loan Agreement with a syndicate of banks and ABN Amro Bank N.V., Singapore Branch, as agent, dated March 12, 1998, as amended by the First Supplemental Agreement dated December 14, 1998 (see Exhibit 4.1), the Second Supplemental Agreement dated November 9, 1999 (see Exhibit 4.2), and the Third Supplemental Agreement dated December 14, 2000 (see Exhibit 4.3), for an amount of up to $143.2 million (for a summary of this arrangement, see "Item 5 -- Liquidity and Capital Resources"). In connection with this loan, EDB Investments Pte Ltd, Hewlett-Packard Europe B.V. (now Agilent Technologies Europe B.V.) and ourselves provided a Shareholders Undertaking dated July 1, 1998, as amended by a First Supplemental Shareholders Undertaking dated December 16, 1998

(see Exhibit 4.4), a Second Supplemental Shareholders Undertaking dated November 9, 1999 (see Exhibit 4.5), and a Third Supplemental Shareholders Undertaking dated December 14, 2000 (see Exhibit 4.6). Under the Shareholders Undertaking, we and Agilent agreed to guarantee completion of Fab 6 and to provide equity support for CSP such that the debt:net worth ratio of CSP does not exceed a ratio of 1:1 by more than S$750 million.

     Chartered Silicon Partners Pte Ltd also entered into a Loan Agreement with a syndicate of banks and ABN Amro Bank N.V., Singapore Branch, as agent, dated September 28, 2000 (see Exhibit 4.7) for an amount of up to $820 million (for a summary of this arrangement, see "Item 5 -- Liquidity and Capital Resources"). In connection with this loan, Agilent Technologies Europe B.V. and ourselves provided a Shareholders Undertaking dated December 14, 2000 (see Exhibit 4.8). Under the Shareholders Undertaking, we and Agilent agreed to guarantee completion of Fab 6 and to provide equity support for CSP such that the debt:net worth ratio of CSP does not exceed a ratio of 1:1 by more than S$750 million.

     Silicon Manufacturing Partners Pte Ltd entered into a Loan Agreement with a syndicate of banks and Citicorp Bank, as agent, dated September 3, 1999 (see
Exhibit 4.9) for an amount of up to $445 million, of which $300 million is Tranche A and $145 million is Tranche B, at an interest rate of LIBOR plus margin of 1.5% or less. The final repayment date for the Tranche A loan is March 17, 2005, and the final repayment date for the Tranche B loan is December 3, 2005. In connection with this loan, we and Lucent Technologies Microelectronics Pte Ltd provided a Shareholders Undertaking dated September 3, 1999 (see Exhibit 4.10) in which we agreed to guarantee completion of Fab 5 and to provide equity support for SMP such that the debt:net worth ratio of SMP does not exceed a ratio of 1:1 by more than S$425 million.

     Chartered Silicon Partners Pte Ltd entered into a Loan Agreement with the Economic Development Board dated November 24, 1999 for an amount of up to S$450.0 million (US$259.0 million) (see Exhibit 4.11) (for a summary of this arrangement, see "Item 5 -- Liquidity and Capital Resources").

     We have entered into three Loan Agreements with the Economic Development
Board: one dated August 1, 1995 for an amount of up to S$100 million (see
Exhibit 4.12); one dated April 14, 1997 for an amount of up to S$600 million (see Exhibit 4.13); and the third dated July 21, 1997 for an amount of up to S$300 million (see Exhibit 4.14) (for a summary of these arrangements, see "Item 5 -- Liquidity and Capital Resources").

     We have also entered into two Loan Agreements with the Post Office Savings Bank of Singapore: one dated February 11, 1997 for an amount of up to S$50 million (US$28.8 million) (see Exhibit 4.15); and the other dated June 10, 1997 for an amount of up to S$50 million (US$28.8 million) (see Exhibit 4.16) (for a summary of this arrangement, see "Item 5 -- Liquidity and Capital Resources").


Strategic Alliances

1.  Chartered Silicon Partners

     We entered into a Joint Venture Agreement with Hewlett-Packard Europe B.V. and EDB Investments Pte Ltd dated March 13, 1997 (see Exhibit 4.17), as amended by Amendment Agreement No. 1 dated July 4, 1997 (see Exhibit 4.18) and Amendment No. 2 dated October 1, 1999 (see Exhibit 4.19), to form the Chartered Silicon Partners strategic alliance relating to the joint ownership of Fab 6. As part of the CSP alliance, we also entered into an Option Agreement with Hewlett-Packard Europe B.V. and EDB Investments Pte dated July 4, 1997 (see Exhibit 4.21), an Assured Supply and Demand Agreement with Chartered Silicon Partners Pte Ltd and Hewlett-Packard Company dated July 4, 1997 (see Exhibit 4.23), as amended by Amendment Agreement No. 1 dated November 5, 1998 (see Exhibit 4.24) and Amendment Agreement No. 2 dated June 17, 1999 (see Exhibit 4.25) and a License and Technology Agreement with Chartered Silicon Partners Pte Ltd and Hewlett-Packard Company dated July 4, 1997 (see Exhibit 4.27) (for a summary of this arrangement, see "Item 4 -- Strategic Alliances -- Chartered Silicon Partners").

     Hewlett-Packard assigned its rights and obligations under the CSP agreements to Agilent Technologies and its subsidiaries under agreements among Hewlett-Packard, Agilent Technologies and us dated November 9, 1999: Deed of Accession and Ratification with respect to the Joint Venture Agreement (see
Exhibit 4.20), Deed of Accession and Ratification with respect to the Option Agreement as amended (see Exhibit 4.22), Novation and Amendment Agreement with respect to the Assured Supply and Demand Agreement as amended (see Exhibit 4.26) and Novation and Amendment Agreement with respect to the License and Technology Agreement (see Exhibit 4.28) (for a summary of this arrangement, see "Item 4 -- Strategic Alliances -- Chartered Silicon Partners").

2.  Silicon Manufacturing Partners

     We entered into a Joint Venture Agreement with Lucent Technologies Microelectronics Pte Ltd, now known as Agere Systems Singapore Pte Ltd, dated December 19, 1997 (see Exhibit 4.29), to form the Silicon Manufacturing Partners strategic alliance relating to the joint ownership of Fab 5. As part of the SMP alliance, we also entered into an Assured Supply and Demand Agreement with Silicon Manufacturing Partners Pte Ltd and Lucent Technologies Microelectronics Pte Ltd dated February 17, 1998 (see Exhibit 4.30), as amended by the Supplemental Assured Supply and Demand Agreement dated September 3, 1999 (see
Exhibit 4.31) and a License and Technology Agreement with Silicon Manufacturing Partners Pte Ltd and Lucent Technologies Microelectronics Pte Ltd dated February 17, 1998 (see Exhibit 4.32), as amended by Amendment Agreement No. 1 dated July 27, 2000 (see Exhibit 4.33), the amendment agreement relating to additional process technologies to be transferred. (for a summary of this arrangement, see "Item 4 -- Strategic Alliances -- Silicon Manufacturing Partners").


License Agreements

1.  Agere Systems

     We entered into a Technology Transfer Agreement with Lucent Technologies Inc., now known as Agere Systems Inc. dated February 17, 1998 (see Exhibit 4.34) the purpose of which was to transfer technology into each of our company and Agere Systems Inc. so as to maintain the compatibility of the processes running in Silicon Manufacturing Partners with the processes running in our fabs. (for a summary of this arrangement, see "Item 4 -- Offer Leading Process Technology " and "Item 4 -- Research and Development"). Under this Agreement, Lucent and our company transferred one another 0.25um process technology.

     We entered into a Joint Development Agreement for Process Technologies with Lucent Technologies Inc., now known as Agere Systems Inc., and Lucent Technologies Microelectronics Pte Ltd, now known as Agere Systems Singapore Pte Ltd, effective as of July 31, 2000 (see Exhibit 4.35) to develop three generations of advanced process technologies.

     We also have a Patent License Agreement with Agere Systems Inc. dated January 1, 1998 (see Exhibit 4.36), as amended August 18, 2000 (see Exhibit 4.37). Under this Agreement, Agere and our company granted to one another a license to use certain of each other's patents and for us to provide wafer capacity to Agere in lieu of royalty payments for the use of Agere's patents.


2.  Toshiba

     We entered into a Patent Cross License Agreement with Toshiba Corporation dated August 12, 1999 (see Exhibit 4.38). Under this Agreement, Toshiba and our company granted one another a license to use certain of each other's patents and for us to provide wafer capacity to Toshiba in lieu of royalty payments for the use of Toshiba's patents.


Property Agreements

1.  Fab 1

     We lease the land where Fab 1 is located from Technology Parks Private Limited under a Lease of Lot 2164 Mukim 3-2 Science Park Drive dated January 18, 1995 (see Exhibit 4.39). The lease has a 30 year term and the current annual rent is $181,342.80 (for a summary of this arrangement, see "Item 4 -- Description of Property").


2.  Fab 2

     Singapore Technologies Pte Ltd leased the land where Fab 2 is located from Jurong Town Corporation under a Building Agreement relating to Private Lot A12787 Mukim No. 13 Sembawang dated April 11, 1995 (see Exhibit 4.40). Under an Agreement for Sub-License and Sub-Lease dated September 30, 1997 with Singapore Technologies Pte Ltd (see Exhibit 4.41), we sub-lease this land until 2024 with rental payments equal to the rent paid by Singapore Technologies to Jurong Town until 2006 (for a summary of this arrangement, see "Item 4 -- Description of Property" and "Item 7 -- Related Party Transactions -- Other Transactions with the Singapore Technologies Group").

3.  Fab 3

     Singapore Technologies Pte Ltd leased the land where Fab 3 is located from Jurong Town Corporation under Building Agreements relating to Private Lot A12787
(a) Woodlands Industrial Park D, Mukim No. 13 Sembawang dated February 17, 1998 (see Exhibit 4.42), as amended on October 7, 1998 (see Exhibit 4.43), and Private Lot A12787 (b) dated February 17, 1998 (see Exhibit 4.45), also amended on October 7, 1998 (see Exhibit 4.46), in Woodlands Industrial Park D, Mukim No. 13 Sembawang. Under Agreements for Sub-License and Sub-Lease with Singapore Technologies dated February 17, 1998 (see Exhibit 4.44 and Exhibit 4.47), we sub-lease this land until 2024 with rental payments equal to the rent paid by Singapore Technologies to Jurong Town through 2024. Under a Sub-Lease dated February 17, 1998, we in turn sub-lease space in Fab 3 to Silicon Manufacturing Partners for the operation of Fab 5 (see Exhibit 4.48) (for a summary of this arrangement, see "Item 4 -- Strategic Partners -- Silicon Manufacturing Partners", "Item 4 -- Description of Property" and "Item 7 -- Related Party Transactions -- Other Transactions with the Singapore Technologies Group").


4.  Fab 6

     Singapore Technologies Pte Ltd leased the land where Fab 6 is located from Jurong Town Corporation under a Building Agreement relating to Private Lot A12787 (d) Mukim No. 13 Sembawang dated September 24, 1999 (see Exhibit 4.49). Under an Agreement for Sub-License and Sub-Lease dated September 24, 1999 with Singapore Technologies (see Exhibit 4.50), Chartered Silicon Partners Pte Ltd sub-leases this land until 2027 with rental payments equal to the rent paid by Singapore Technologies to Jurong Town through 2027 (for a summary of this arrangement, see "Item 4 -- Strategic Partners -- Chartered Silicon Partners", "Item 4 -- Description of Property" and "Item 7 -- Related Party Transactions -- Other Transactions with the Singapore Technologies Group").


Related Party Agreements

     We entered into an ST Group Management and Support Services Agreement with Singapore Technologies Pte Ltd dated November 1, 1999 (see Exhibit 4.51) (for a summary of this arrangement, see "Item 7 -- Related Party Transactions -- Corporate Services Provided to us by Singapore Technologies")

     We entered into a Turnkey Subcontract Agreement for Sort, Assembly, and/or Final Test Services with ST Assembly Services Ltd dated March 21, 2000 (see
Exhibit 4.52) (for a summary of this arrangement, see "Item 4 -- Turnkey Services", "Item 4 -- The Chartered Solution" and "Item 7 -- Other Transactions with the Singapore Technologies Group").


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


                                                            SINGAPORE DOLLARS PER UNITED STATES $1.00
                                                                        NOON BUYING RATE
                                                -------------------------------------------------------------
                                                AVERAGE(1)           LOW             HIGH          PERIOD END
                                                ----------          ------          ------         ----------
FISCAL YEAR ENDED DECEMBER 31,
1996                                               1.41              1.40            1.43             1.40
1997                                               1.49              1.40            1.71             1.61
1998                                               1.67              1.58            1.80             1.65
1999                                               1.70              1.66            1.74             1.67
2000                                               1.72              1.65            1.76             1.73

                                                AVERAGE(2)           LOW             HIGH          PERIOD END
                                                ----------          ------          ------         ----------
MONTH
September 2000                                    1.7396            1.721           1.749             1.7395
October 2000                                      1.7524            1.742           1.757             1.7568
November 2000                                     1.7482            1.7323          1.76              1.7547
December 2000                                     1.7356            1.7258          1.749             1.7315
January 2001                                      1.7375            1.7275          1.75              1.7438
February 2001                                     1.7433            1.737           1.7485            1.7451

-----------
(1) The average of the daily Noon Buying Rates on the last business day of each month during the year.

(2) For average, use of compute the average of the daily noon buying rates on the last business day of each day during the month.

     Certain Singapore dollar amounts contained in this document have been translated to U.S. dollars as at December 31, 2000, which was S$1.7375 = US$1.00. No representation is made that the Singapore dollar or U.S. dollar amounts shown in this document could have been or could be converted at such rate or at any other rate.


EXCHANGE CONTROLS AND OTHER LIMITATIONS AFFECTING SECURITY HOLDERS.

     Currently, no exchange control restrictions exist in Singapore. There are no provisions under Singapore law or under our Articles of Association that limit our ADS holders' ability to exercise their voting rights. However, under the deposit agreement for the ADSs, there may be practical limitations upon the ability of our ADS holders to exercise their voting rights. Please see "Item 3. Key Information -- Risk Factors -- Your voting rights with respect to the ADSs are limited by the terms of the deposit agreement for the ADSs" regarding the practical limitations applicable to holders of our ADSs with respect to voting rights.


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

     Subject to the provisions of any applicable double taxation treaty, non-resident taxpayers who derive certain types of income from Singapore are subject to a withholding tax on that income at a rate of 25.5% in respect of payments due and payable through 2000 and 24.5% in respect of payments due and payable thereafter or generally 15% in the case of interest, royalty and rental of movable equipment.

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

     Dividend Distributions. If we pay dividends on the ordinary shares or ADSs out of the tax exempt income received because of our pioneer status or out of our income subject to a concessionary tax rate, if any, such dividends will be free of Singapore tax in the hands of the holders of the ordinary shares and ADSs. Please see "Item 5. Operating and Financial Review and Prospects-- Special Tax Status" for a discussion of our pioneer status.

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

     We pay tax on our non-tax exempt income at the applicable corporate tax rate, which is 25.5% for income earned through 2000 and 24.5% for income earned thereafter. This tax paid by us is in effect imputed to, and deemed paid on behalf of, our shareholders. Thus, if we pay dividends on our ordinary shares out of our non-tax exempt income, our shareholders receive the dividends net of the tax paid by us. Dividends received by either a resident or non-resident of Singapore are not subject to withholding tax. Shareholders are taxed in Singapore on the gross amount of dividends, which is the cash amount of the dividend plus an amount normally equivalent to the corporate income tax rate paid by us on the dividend. The tax paid by us effectively becomes available to shareholders as a tax credit to offset the Singapore income tax liability on their overall income, including the gross amount of dividends.

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


BACKUP WITHHOLDING TAX AND INFORMATION REPORTING REQUIREMENTS

     In general, information reporting requirements will apply to payments of dividends in respect of the ordinary shares or ADSs or the proceeds received on the sale, exchange or redemption of the ordinary shares or ADSs by a paying agent within the United States to a non-corporate (or other non-exempt) U.S. holder, and a 31 percent backup withholding tax may apply to such amounts if the U.S. holder fails to provide an accurate taxpayer identification number to the paying agent. Amounts withheld as backup withholding will be creditable against the U.S. holder's United States federal income tax liability.

     The above summary is not intended to constitute a complete analysis of all tax consequences relating to ownership of ordinary shares or ADSs. You should consult your tax advisor concerning the tax consequences of your particular situation.


SUBSIDIARY INFORMATION

     For more information on our subsidiaries, see Item 4. "Information on our company -- Organizational Structure".


DOCUMENTS ON DISPLAY

     Publicly filed documents concerning our company which are referred to in this document may be inspected and copied at the public reference facilities maintained by the SEC at:

Judiciary Plaza
450 Fifth Street, N.W.
Room 1024
Washington, D.C. 20549

Seven World Trade Centre
13th Floor
New York, New York 10048

Citicorp Center
500 West Madison Street
Suite 1400
Chicago, Illinois 60661-2511

     Copies of these materials can also be obtained from the Public Reference Section of the SEC, 450 Fifth Street, N.W., Washington D.C. 20549, at prescribed rates.

     The SEC maintains a website at www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that make electronic filings with the SEC using its EDGAR system. As a foreign private issuer, we are not required to use the EDGAR system but we have done so in the past and will continue to do in order to make our reports available over the Internet.


ITEM 11.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

     Our exposure to financial market risks derives primarily from the changes in interest rates and foreign exchange rates. To mitigate these risks, our company utilizes derivative financial instruments, the application of which is primarily for hedging purposes and not for speculative purposes.


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

     As of December 31, 2000, our debt obligations are as follows:


                                         AS OF DECEMBER 31, 2000
                         -------------------------------------------------------
                                                                                                                      AS OF
                                         EXPECTED MATURITY DATE                                                    DECEMBER 31,
                                  (IN THOUSANDS, EXCEPT INTEREST RATE)                                                 1999
                         -------------------------------------------------------                                -------------------
                                                                                                      WEIGHTED
                                                                                                      AVERAGE
                                                                          THERE-             FAIR     INTEREST              FAIR
                          2001       2002      2003      2004     2005    AFTER     TOTAL    VALUE    RATE        TOTAL     VALUE
                        --------   --------  -------   -------  -------  -------  --------  --------  --------  --------   --------
LONG TERM DEBT
U.S. dollar at
 floating rate(1)       $ 71,600   $ 35,800        0   $10,000  $10,000  $10,000  $137,400  $137,400   6.92%    $128,000   $128,000
Singapore dollar
 at fixed rate(2)(3)      84,743    113,519  $64,190    55,337   55,337   14,387   387,513   392,793   4.15%     355,903    350,514
Singapore dollar
 at floating rate(2)           0     57,550        0         0        0        0    57,550    57,550   3.28%      59,756     59,756
                        --------   --------  -------   -------  -------  -------  --------  --------            --------   --------
Total Maturing          $156,343   $206,869  $64,190   $65,337  $65,337  $24,387  $582,463  $587,743            $543,659   $538,270
                        ========   ========  =======   =======  =======  =======  ========  ========            ========   ========




                                           AS OF DECEMBER 31
                                          --------------------
                                            2000        1999
                                          --------    --------
ACCOUNTS PAYABLE
U.S. dollar                               $ 83,984    $102,614
Singapore dollar(2)                         40,049      12,382
Japanese yen(2)                             41,949      29,742
Others                                      25,223       7,663
                                          --------    --------
Total Payable                             $191,205    $152,401
                                          ========    ========

----------
(1) As a result of consolidating CSP as a subsidiary from October 1, 1999 forward, our debt obligations as of December 31, 1999 included a U.S. dollar floating rate debt obligation amounting to US$128.0 million.

(2) We have entered into forward foreign contracts related to a portion of these amounts to exchange the related cash flows to U.S. dollars. Please see "Foreign Currency Risk" below.

(3) We have entered into a cross currency swap to convert one of the Singapore dollar fixed rate loans to a US dollar denominated fixed rate instrument. The notional amount and fair value of the cross currency swap at December 31, 2000 was $129.5 million and an unrealized loss of $8.3 million, respectively.

     As of December 31, 2000, 66.5% of our outstanding debt obligations bore fixed interest rates. We have no cash flow or earnings exposure due to market interest rate changes for our fixed debt obligations. 33.5% of our outstanding debt obligations bear floating interest rates (inclusive of Singapore dollar floating rate debt which has been swapped to US dollar fixed rate debt). We have cash flow and earnings exposure due to market interest rate changes for our floating debt obligations. A half percentage point change in interest rates would affect our interest payments by 3.6% annually.


FOREIGN CURRENCY RISK

     Our foreign currency exposures give rise to market risk associated with exchange rate movements of the U.S. dollar, our functional currency, against the Japanese yen and the Singapore dollar. Substantially all of our revenue was denominated in U.S. dollars during the year ended December 31, 2000 and as a result, we had relatively little foreign currency exchange risk with respect to any of our revenue. In 2000, approximately 24% of our cost of revenue was denominated in Singapore dollars. In addition, approximately 58% of our capital expenditures were denominated in U.S. dollars, approximately 20% were denominated in Japanese yen and approximately 15% were denominated in Singapore dollars. In addition, a substantial part of our debt is denominated in foreign currency, primarily Singapore dollars.

     To protect against reductions in value and the volatility of future cash flows caused by changes in foreign exchange rates, we utilize currency forward contracts to minimize the impact of foreign currency fluctuations on our results of operations. We utilize, from time to time, currency forward contracts to hedge so as to minimize our exposure to specific currency risks related to equipment purchase commitments, primarily in Japanese yen. In addition, we minimize our currency risk by purchasing certain raw materials and equipment in U.S. dollars and borrowing in U.S. dollars. Prior to July 1, 1998, our exposure to foreign currency risk was viewed as exposure to non-Singapore dollar assets and liabilities. Effective July 1, 1998, we changed our functional currency to the U.S. dollar as described in note 2(e) to our consolidated financial statements. In connection with the change, we entered into foreign currency forward contracts to mitigate the effects to us of exchange rate fluctuations between the U.S. dollar and the Singapore dollar related to our non-U.S. dollar denominated borrowings. The table below provides information about our derivative financial instruments and presents the information in U.S. dollar equivalents.


                                             AS OF DECEMBER 31, 2000
                              -----------------------------------------------------
                                                                                                                AS OF
                                    EXPECTED MATURITY DATE  OF NOTIONAL AMOUNTS                              DECEMBER 31,
                                       (IN THOUSANDS, EXCEPT EXCHANGE RATE)                                      1999
                              -----------------------------------------------------                       ------------------
                                                                             THERE-              FAIR                 FAIR
                                2001      2002      2003     2004     2005   AFTER    TOTAL      VALUE     TOTAL      VALUE
                              --------  --------  -------  -------  -------  ------  --------   -------   --------   -------
FORWARD EXCHANGE AGREEMENTS
(Receive Yen/Pay US$)
Contract Amount               $ 57,786                                               $ 57,786   $(4,382)  $ 27,805   $(2,256)
Average Contractual
 Exchange Rate                  104.13

(Receive S$/Pay US$)
Contract Amount                 97,246  $148,370  $38,245  $28,292  $27,409            39,562    17,006    461,651    41,415
Average Contractual
 Exchange Rate                    1.75      1.76     1.75     1.75     1.73

(Receive NLG/Pay US$)
Contract Amount                  7,213                                                  7,213        (1)    23,304       (11)
Average Contractual
 Exchange Rate                    2.37

(Receive ATS/ Pay US$)
Contract Amount                  2,096                                                  2,096        (1)
Average Contractual
 Exchange rate                   14.79
                              --------  --------  -------  -------  -------  ------  --------   -------   --------   -------
Total Contract Amount         $164,341  $148,370  $38,245  $28,292  $27,409      --  $406,657   $12,622   $512,760   $39,148
                              ========  ========  =======  =======  =======  ======  ========   =======   ========   =======




                                                   AS OF DECEMBER 31, 2000                 AS OF DECEMBER 31, 1999
                                            --------------------------------------     -------------------------------
                                            CARRYING       AMOUNT       PERCENTAGE     CARRYING    AMOUNT    PERCENTAGE
                                             AMOUNT        HEDGED         HEDGED        AMOUNT     HEDGED      HEDGED
                                            --------      --------      ----------     --------    --------  ----------
NON-US DOLLAR LIABILITIES
Accounts Payable
  Japanese yen                              $ 41,949      $ 41,949         100%        $ 29,742    $ 13,971      47.0%
  Singapore dollar                            40,049            --          --           12,382          --        --
  Others                                      25,223         9,309        36.9%           7,663          --        --
Capital Lease
  Japanese yen                                 7,732         7,732       100.0           13,834      13,834     100.0
Foreign Currency Loan
  Singapore dollar                           315,576       315,576       100.0          415,659     415,659     100.0
Future Interest Payable on Debt
  Singapore dollar                             7,317         7,195        98.3            5,386       5,386     100.0
                                            --------      --------       -----         --------    --------     -----
    Total                                   $437,846      $381,761        87.2%        $484,666    $448,850      92.6%
                                            ========      ========       =====         ========    ========     =====


ITEM 12.  DESCRIPTION OF SECURITIES OTHER THAN EQUITY SERCURITIES

Not applicable.


                                     PART II

ITEM 13.  DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

DEFAULTS UPON SENIOR SECURITIES

None.


ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

USE OF PROCEEDS

     As of December 31, 2000, we have fully utilized the net proceeds from our initial public offering, with approximately $129.5 million used for an equity injection in CSP, $35.8 million used for an equity injection in SMP and $382.8 million used for capital expenditures. None of the net proceeds from our initial public offering were paid, directly or indirectly to any of our directors, officers or general partners or any of their associates, or to any persons owning ten percent or more of any class of our equity securities, or any affiliates.


ITEM 15

Not applicable.

ITEM 16

Not applicable.


                                     PART IV

ITEM 17.  FINANCIAL STATEMENTS

     See Item 18 for a list of financial statements filed under Item 17.

ITEM 18.  FINANCIAL STATEMENTS

          Financial Statements

          The following financial statements are filed as part of this document, together with the report of the independent auditors:

          Independent Auditors' Report

          Consolidated Balance Sheets as of December 31, 1999 and 2000

          Consolidated Statements of Operations and Comprehensive Income
          (Loss) for the years ended December 31, 1998, 1999 and 2000

          Consolidated Statements of Shareholders' Equity for the years ended December 31, 1998, 1999 and 2000

          Consolidated Statements of Cash Flows for the years ended December 31, 1998, 1999 and 2000.

          Notes to Consolidated Financial Statements


ITEM 19.  EXHIBITS

1(1)              Memorandum and Articles of Association of the Registrant

2.1(2)            Specimen certificate for ordinary shares

2.2(3)            Deposit Agreement dated  November 4, 1999 by and among the
                  Registrant, Citibank, N.A. and the holders and beneficial owners of American Depositary Shares evidenced by American
                  Depositary Receipts issued thereunder (including as an exhibit, the form of American Depositary Receipt)

                  LOAN AGREEMENTS

4.1(1)            Credit Agreement dated March 12, 1998 by and among Chartered
                  Silicon Partners Pte Ltd, the banks named on the signature pages thereto, as lenders, and ABN Amro Bank (Singapore
                  Branch), as Agent, as amended by the First Supplemental
                  Agreement dated December 14, 1998

4.2(3) Second Supplemental Agreement dated November 9, 1999 by and among Chartered Silicon Partners Pte Ltd, the banks on the signature pages thereto, as Lenders, and ABN Amro Bank N.V.
                  (Singapore Branch), as agent

4.3(4) Third Supplemental Agreement dated December 14, 2000 by and among Chartered Silicon Partners Pte Ltd, the banks on the signature pages thereto, as Lenders and ABN Amro Bank N.V.
                  (Singapore Branch) as agent

4.4(1)            Shareholders Undertaking dated July 1, 1998 by and among the
                  Registrant, Chartered Silicon Partners Pte Ltd, EDB
                  Investments Pte Ltd, Hewlett-Packard Europe B.V. and ABN Amro
                  Bank N.V. (Singapore Branch), as Agent, as supplemented on
                  December 16, 1998

4.5(3)            Second Supplemental Shareholders Undertaking dated November 9,
                  1999 by and among Chartered  Silicon Partners Pte Ltd, as
                  Borrower, the Registrant, EDB Investments Pte Ltd, Agilent
                  Technologies Europe B.V., as Shareholders, Hewlett-Packard
                  Europe B.V., as Retiring Shareholder, and ABN Amro Bank N.V.
                  (Singapore Branch), as Agent

4.6(4)            Third Supplemental Shareholders Undertaking dated December 14,
                  2000 by and among Chartered Silicon Partners Pte Ltd, as
                  Borrower, the Registrant, EDB Investments Pte Ltd, Agilent
                  Technologies Europe B.V., as Shareholders, and ABN Amro Bank
                  N.V. (Singapore Branch) as Agent

4.7(9)            Credit Agreement dated September 28, 2000 by and among
                  Chartered Silicon Partners Pte Ltd, the banks on the signature pages thereto, as Lenders, and ABN Amro Bank N.V., Singapore
                  Branch, as agent and security trustee

4.8(4)            Shareholders' Undertaking dated December 14, 2000 by and among
                  Chartered Silicon Partners Pte Ltd as Borrower, the
                  Registrant, EDB Investments Pte Ltd, Agilent Technologies
                  Europe B.V., as Shareholders and ABN Amro Bank N.V., Singapore
                  Branch as Security Trustee

4.9(1) Syndicated Credit Facilities Agreement dated September 3, 1999 by and among Silicon Manufacturing Partners Pte Ltd, ABN Amro
                  Bank N.V. (Singapore Branch), Citibank, N.A. (Singapore
                  Branch) and Overseas Union Bank Limited, as Lead Arrangers, the banks and financial institutions named on the signature pages thereto, as lenders, Citicorp Investment Bank
                  (Singapore) Limited, as Facility Agent, and Citicorp
                  Investment Bank (Singapore) Limited, as Security Agent

4.10(1) Shareholders Undertaking dated September 3, 1999 by and among the Registrant, Lucent Technologies Microelectronics Pte Ltd,
                  Silicon Manufacturing Partners Pte Ltd and Citicorp Investment
                  Bank (Singapore) Limited

4.11(4)           Loan Agreement dated November 24, 1999 between Economic
                  Development Board and Chartered Silicon Partners Pte Ltd

4.12(1)           Loan Agreement dated August 1, 1995 by and between the
                  Registrant and the Economic Development Board of Singapore

4.13(1)           Loan Agreement dated April 14, 1997 by and between the
                  Registrant and the Economic Development Board of Singapore, as supplemented on May 29, 1997

4.14(1)           Loan Agreement dated July 21, 1997 by and between the
                  Registrant and the Economic Development Board of Singapore

4.15(1)           Loan Agreement dated February 11, 1997 by and between the
                  Registrant and Post Office Savings Bank of Singapore

4.16(1)           Loan Agreement dated June 10, 1997 by and between the
                  Registrant and Post Office Savings Bank of Singapore

                  STRATEGIC ALLIANCES

                  CSP

4.17(2)(+)        Joint Venture Agreement dated March 13, 1997 by and among the
                  Registrant, Hewlett-Packard Europe B.V. and EDB Investments
                  Pte Ltd

4.18(2)           Amendment Agreement No. 1 to Joint Venture Agreement dated
                  July 4, 1997 by and among the Registrant, Hewlett-Packard
                  Europe B.V. and EDB Investments Pte Ltd

4.19(2)(+)        Amendment No. 2 to Joint Venture Agreement dated October 1,
                  1999 by and among the Registrant, Hewlett-Packard Europe B.V.
                  and EDB Investments Pte Ltd

4.20(3) Deed of Accession and Ratification dated November 9, 1999 by and among the Registrant, EDB Investments Pte Ltd,
                  Hewlett-Packard Europe B.V. and Agilent Technologies Europe
                  B.V. relating to the Joint Venture Agreement dated March 13,
                  1997, as amended

4.21(2)(+)        Option Agreement dated July 4, 1997 by and among the
                  Registrant, Hewlett-Packard Europe B.V. and EDB Investments
                  Pte Ltd

4.22(3) Deed of Accession and Ratification dated November 9, 1999 by and among the Registrant, EDB Investments Pte Ltd,
                  Hewlett-Packard Europe B.V. and Agilent Technologies

                  Europe B.V. relating to the Option Agreement dated
                  July 4, 1997

4.23(2)(+)        Assured Supply and Demand Agreement dated July 4, 1997 by and among the Registrant, Chartered Silicon Partners Pte Ltd and
                  Hewlett-Packard Company

4.24(2)(+)        Amendment Agreement No. 1 to Assured Supply and Demand
                  Agreement dated November 5, 1998 by and among the Registrant,
                  Chartered Silicon Partners Pte Ltd and Hewlett-Packard Company

4.25(2)(+)        Amendment Agreement No. 2 to Assured Supply and Demand
                  Agreement dated June 17, 1999 by and among the Registrant,
                  Chartered Silicon Partners Pte Ltd and Hewlett-Packard Company

4.26(3) Novation and Amendment Agreement dated November 9, 1999 by and among Chartered Silicon Partners Pte Ltd, the Registrant,
                  Hewlett-Packard Company and Agilent Technologies, Inc.
                  relating to the Assured Supply and Demand Agreement 64-225 dated July 4, 1997, as amended

4.27(2)(+)        License and Technology Transfer Agreement dated July 4, 1997 by and among the Registrant, Chartered Silicon Partners Pte
                  Ltd and Hewlett-Packard Company

4.28(3) Novation and Amendment Agreement dated November 9, 1999 by and among Chartered Silicon Partners Pte Ltd, the Registrant,
                  Hewlett-Packard Company and Agilent Technologies, Inc.
                  relating to the License and Technology Transfer Agreement
                  64-224 dated July 4, 1997

                  SMP

4.29(2)(+)        Joint Venture Agreement dated December 19, 1997 by and between the Registrant and Lucent Technologies Microelectronics Pte
                  Ltd

4.30(2)(+)        Assured Supply and Demand Agreement dated February 17, 1998 by and among the Registrant, Silicon Manufacturing Partners Pte
                  Ltd and Lucent Technologies Microelectronics Pte Ltd

4.31(2)(+)        Supplemental Assured Supply and Demand Agreement dated
                  September 3, 1999 by and among the Registrant, Silicon
                  Manufacturing Partners Pte Ltd and Lucent Technologies
                  Microelectronics Pte Ltd

4.32(2)(+)        License and Technology Transfer Agreement dated February 17,
                  1998 by and among the Registrant, Lucent Technologies
                  Microelectronics Pte Ltd and Silicon Manufacturing Partners
                  Pte Ltd

4.33(5)(++)       Amendment Agreement (No. 1) to License and Technology Transfer
                  Agreement dated July 27, 2000 by and between the Registrant,
                  Lucent Technologies Microelectronics Pte Ltd and Silicon
                  Manufacturing Partners Pte Ltd

                  LICENSE AGREEMENTS

                  AGERE/LUCENT

4.34(2)(+)        Technology Transfer Agreement dated February 17, 1998 by and between the Registrant and Lucent Technologies Inc.

4.35(6)(+)        Joint Development Agreement for Process Technologies effective as of July 31, 2000 by and between the Registrant, Lucent
                  Technologies Inc. and Lucent Technologies Microelectronics Pte
                  Ltd

4.36(2)(++)       Patent License Agreement dated January 1, 1998 by and between the Registrant and Lucent Technologies Inc.


4.37(5)(+)        Patent License Agreement Amendment dated August 18, 2000 by and between the Registrant and Lucent Technologies Inc.

                  TOSHIBA

4.38(2)(+)        Patent Cross License Agreement dated August 12, 1999 by and between the Registrant and Toshiba Corporation

                  PROPERTY AGREEMENTS

                  FAB 1

4.39(1)           Lease of Lot 2164 Mukim 3-2 Science Park Drive dated January
                  18, 1995 by and between Technology Parks Private Limited and the Registrant

                  FAB 2

4.40(1)           Building Agreement relating to Private Lot A12787 Mukim No. 13
                  Sembawang dated April 11, 1995 by and between Jurong Town
                  Corporation and Singapore Technologies Pte Ltd

4.41(1)           Agreement for Sub-License and Sub-Lease dated September 30,
                  1997 by and between Singapore Technologies Pte Ltd and the Registrant relating to Private Lot A12787 Mukim No. 14
                  Sembawang

                  FAB 3

4.42(1)           Building Agreement relating to Private Lot A12787(a) Woodlands
                  Industrial Park D, Mukim No. 13 Sembawang dated February 17,
                  1998 by and between Jurong Town Corporation and Singapore
                  Technologies Pte Ltd

4.43(1) First Supplementary Agreement to Building Agreement relating to Private Lot A12787(a) Woodlands Industrial Park D, Mukim
                  No. 13 dated October 7, 1998 by and between Jurong Town
                  Corporation and Singapore Technologies Pte Ltd

4.44(1)           Agreement for Sub-License and Sub-Lease (Private Lot
                  A12787(a)) dated February 17, 1998 by and between Singapore
                  Technologies Pte Ltd and the Registrant

4.45(1)           Building Agreement relating to Private Lot A12787(b) Woodlands
                  Industrial Park D, Mukim No. 13 Sembawang dated February 17,
                  1998 by and between Jurong Town Corporation and Singapore
                  Technologies Pte Ltd

4.46(1) First Supplementary Agreement to Building Agreement relating to Private Lot A12787(b) Woodlands Industrial Park D, Mukim
                  No. 13 dated October 7, 1998 by and between Jurong Town
                  Corporation and Singapore Technologies Pte Ltd

4.47(1)           Agreement for Sub-License and Sub-Lease (Private Lot
                  A12787(b)) dated February 17, 1998 by and between Singapore
                  Technologies Pte Ltd and the Registrant

4.48(1) Sub-Lease dated February 17, 1998 by and between the Registrant and Silicon Manufacturing Partners Pte Ltd

                  FAB 6

4.49(1)           Building Agreement relating to Private Lot A12787(d) Mukim No.
                  13 Sembawang dated September 24, 1999 by and between Jurong
                  Town Corporation and Singapore Technologies Pte Ltd

4.50(1)           Agreement for Sub-License and Sub-Lease (Private Lot
                  A12787(d)) dated September 24, 1999 by and between Singapore
                  Technologies Pte Ltd and Chartered Silicon Partners Pte Ltd

                  RELATED PARTY AGREEMENTS

4.51(3)           ST Group Management and Support Services Agreement dated
                  November 1, 1999 by and between the Registrant and Singapore
                  Technologies Pte Ltd

4.52(8)           Turnkey Subcontract Agreement for Sort, Assembly, and /or
                  Final Test Services dated March 21, 2000 by and between the
                  Registrant and ST Assembly Test Services Ltd

7 (4)             Ratio of earnings to fixed charges

8(4)              Table of the Registrant's subsidiaries

10 (4)            Consent of KPMG

----------

(1) Filed as an exhibit to our company's Registration Statement on Form F-1 (Registration No. 333-88397), as filed with the Securities and Exchange Commission on October 4, 1999.

(2) Filed as an exhibit to our company's Amended Registration Statement on Form F-1/A, as filed with the Securities and Exchange Commission on October 25, 1999, which exhibit is incorporated herein by reference.

(3) Filed as an exhibit to our company's Current Report on Form 6-K (File No. 000-27811), as filed with the Securities and Exchange Commission on November 23, 1999, which exhibit is incorporated herein by reference.

(4)  Filed herewith.

(5) Filed as an exhibit to our company's Third Quarterly Report 2000 on Form 6K (File No. 000-27811), as filed with the Securities and Exchange Commission on September 28, 2000, which exhibit is incorporated herein by reference.

(6) Filed as an exhibit to our company's Second Quarterly Report 2000 on Form 6K (File No. 000-27811), as filed with the Securities and Exchange Commission on August 14, 2000, which exhibit is incorporated herein by reference.

(7) Filed as an exhibit to our company's Annual Report on Form 20-F (File No. 000-27811), as filed with the Securities and Exchange Commission on March 20, 2000, which exhibit is incorporated herein by reference.

(8) Filed as an exhibit to our company's Registration Statement on Form F-1/A (Registration No. 333-34194), as filed with the Securities and Exchange Commission on May 1, 2000, which exhibit is incorporated herein by reference.

(9) Filed as an exhibit to our company's Current Report on Form 6-K (File No. 000-27811), as filed with the Securities and Exchange Commission on September 28, 2000, which exhibit is incorporated herein by reference.

(+) Certain portions of this exhibit have been omitted pursuant to a confidential treatment order of the Securities and Exchange Commission. The omitted portions have been separately filed with the Commission.

(++) Certain portions of this exhibit have been omitted pursuant to a request for confidential treatment filed with the Securities and Exchange Commission. The omitted portions have been separately filed with the Commission.

                                   SIGNATURES

     The Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized on this 21st day of March 2001.



                                     CHARTERED SEMICONDUCTOR MANUFACTURING LTD


                                     By:   /s/ Chia Song Hwee
                                        --------------------------------------
                                        Name:  Chia Song Hwee
                                        Title: Senior Vice President,
                                               Chief Financial Officer and
                                               Chief Administrative Officer


     This annual report has been signed by the following persons in the capacities indicated:


          SIGNATURE                                  TITLE                                DATE
  --------------------------         --------------------------------------          --------------
        /s/ Ho Ching                 Chairman of the Board                           March 21, 2001
  --------------------------
          HO CHING

     /s/ Lim Ming Seong              Deputy Chairman of the Board                    March 21, 2001
  --------------------------
       LIM MING SEONG

       /s/ Barry Waite               President and Chief Executive Officer           March 21, 2001
  --------------------------         (principal executive officer)
         BARRY WAITE

     /s/ Chia Song Hwee              Senior Vice President, Chief Financial          March 21, 2001
  --------------------------         Officer (principal financial and
       CHIA SONG HWEE                accounting officer) and Chief
                                     Administrative Officer

      /s/ Sum Soon Lim               Director                                        March 21, 2001
  --------------------------
        SUM SOON LIM

   /s/ James H. Van Tassel           Director                                        March 21, 2001
  --------------------------
     JAMES H. VAN TASSEL

     /s/ Aubrey C. Tobey             Director                                        March 21, 2001
  --------------------------
       AUBREY C. TOBEY

  /s/ Robert Edmund La Blanc         Director                                        March 21, 2001
  --------------------------
    ROBERT EDMUND LA BLANC

      /s/ Andre Borrel               Director                                        March 21, 2001
  --------------------------
        ANDRE BORREL

   /s/ Charles E. Thompson           Director                                        March 21, 2001
  --------------------------
     CHARLES E. THOMPSON

      /s/ Koh Beng Seng              Director                                        March 21, 2001
  --------------------------
        KOH BENG SENG

     /s/ Tsugio Makimoto             Director                                        March 21, 2001
  --------------------------
       TSUGIO MAKIMOTO

                   CHARTERED SEMICONDUCTOR MANUFACTURING LTD
                                AND SUBSIDIARIES

                           FINANCIAL STATEMENTS INDEX

                                                               PAGE
                                                              NUMBER
                                                              ------
Independent Auditors' Report................................   F-2
Consolidated Balance Sheets.................................   F-3
Consolidated Statements of Operations and Comprehensive
  Income (Loss).............................................   F-4
Consolidated Statements of Shareholders' Equity.............   F-5
Consolidated Statements of Cash Flows.......................   F-6
Notes to the Consolidated Financial Statements..............   F-8

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors and Shareholders
Chartered Semiconductor Manufacturing Ltd:

     We have audited the accompanying consolidated balance sheets of Chartered Semiconductor Manufacturing Ltd and subsidiaries as of December 31, 1999 and 2000, and the related consolidated statements of operations and comprehensive income (loss), shareholders' equity and cash flows for the years ended December 31, 1998, 1999 and 2000. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Chartered Semiconductor Manufacturing Ltd and subsidiaries as of December 31, 1999 and 2000, and the consolidated results of their operations and their cash flows for the years ended December 31, 1998, 1999 and 2000, in conformity with accounting principles generally accepted in the United States of America.

KPMG

SINGAPORE

February 1, 2001

           CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS
                        AS OF DECEMBER 31, 1999 AND 2000
                 IN THOUSANDS OF US DOLLARS (EXCEPT SHARE DATA)

                                                              NOTE      1999         2000
                                                              ----   ----------   ----------
ASSETS
Cash and cash equivalents...................................    3    $  544,996   $  924,116
Accounts receivable
  Trade.....................................................    4       121,742      166,768
  Others....................................................    4        24,061       18,274
Amounts due from ST and ST affiliates.......................   22         1,622          782
Amounts due from SMP........................................              6,324       19,082
Inventories.................................................    5        33,619       34,003
Prepaid expenses............................................              2,000        1,524
                                                                     ----------   ----------
          Total current assets..............................            734,364    1,164,549
Investment in SMP...........................................    6        47,036       90,408
Other assets................................................             45,453       27,102
Technology license agreements...............................    7        28,526       17,167
Property, plant and equipment, net..........................    9     1,282,106    1,917,896
                                                                     ----------   ----------
          Total assets......................................         $2,137,485   $3,217,122
                                                                     ==========   ==========
LIABILITIES AND SHAREHOLDERS' EQUITY
Accounts payable
  Trade.....................................................         $   10,560   $   13,081
  Fixed asset purchases.....................................            141,841      178,124
Current installments of obligations under capital leases....   10         5,767        7,822
Current installments of long-term debt......................   11       119,991      156,343
Accrued operating expenses..................................   13       131,724      205,340
Amounts due to ST and ST affiliates.........................   22         9,775       11,705
Amounts due to SMP..........................................                 --        4,412
Income taxes payable........................................              2,921       20,681
Other current liabilities...................................   14        17,223       18,320
                                                                     ----------   ----------
          Total current liabilities.........................            439,802      615,828
Obligations under capital leases, excluding current
  installments..............................................   10         7,822           --
Long-term debt, excluding current installments..............   11       423,668      426,120
Customer deposits...........................................   15        39,804       50,200
Other liabilities...........................................   16        27,475       17,670
                                                                     ----------   ----------
          Total liabilities.................................            938,571    1,109,818
Minority interest...........................................             57,164      138,021
Share capital: ordinary shares of S$0.26 each
  Authorized: 3,076,923,079 shares
  Issued and outstanding: 1999 -- 1,278,977,923 shares,
     2000 -- 1,379,690,532 shares...........................   18       264,529      279,893
Additional paid-in capital..................................   19     1,207,656    1,775,059
Retained deficit............................................   20      (277,739)     (32,973)
Accumulated other comprehensive loss........................            (52,696)     (52,696)
                                                                     ----------   ----------
          Total shareholders' equity........................         $1,141,750   $1,969,283
                                                                     ----------   ----------
Commitments and contingencies...............................   23
          Total liabilities and shareholders' equity........         $2,137,485   $3,217,122
                                                                     ==========   ==========

          See accompanying notes to consolidated financial statements.

           CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                        AND COMPREHENSIVE INCOME (LOSS)
              FOR THE YEARS ENDED DECEMBER 31, 1998, 1999 AND 2000
          IN THOUSANDS OF US DOLLARS (EXCEPT SHARE AND PER SHARE DATA)

                                                               1998         1999         2000
                                                             ---------   ----------   ----------
Net revenue................................................  $ 422,622   $  694,258   $1,134,104
Cost of revenue............................................   (439,668)    (527,023)    (749,582)
                                                             ---------   ----------   ----------
Gross profit (loss)........................................    (17,046)     167,235      384,522
                                                             ---------   ----------   ----------
OPERATING EXPENSES
  Research and development.................................     43,419       58,894       71,495
  Fab start-up costs.......................................      1,455        8,442       27,481
  Sales and marketing......................................     31,872       34,359       38,400
  General and administrative...............................     37,389       44,619       78,788
  Stock-based compensation (note 24).......................     (2,780)      20,094        2,778
  Costs incurred on termination of development program
     (note 8)..............................................     31,776        6,500           --
  Other operating expenses (note 23(f))....................         --           --       11,570
                                                             ---------   ----------   ----------
          Total operating expenses.........................    143,131      172,908      230,512
                                                             ---------   ----------   ----------
Operating income (loss)....................................   (160,177)      (5,673)     154,010
Equity in loss of CSP......................................     (5,577)      (9,528)          --
Equity in income (loss) of SMP.............................    (14,857)     (23,282)       7,588
Other income...............................................      4,680        5,739       12,926
Interest income............................................      1,690        6,733       54,546
Interest expense...........................................    (20,137)     (17,822)     (17,561)
Foreign exchange gain......................................      5,237        5,862        8,414
                                                             ---------   ----------   ----------
Income (loss) before income taxes..........................   (189,141)     (37,971)     219,923
Income tax expense.........................................       (865)      (2,131)     (18,704)
                                                             ---------   ----------   ----------
Income (loss) before minority interest.....................   (190,006)     (40,102)     201,219
Minority interest in loss of CSP...........................         --        7,483       43,547
                                                             ---------   ----------   ----------
Net income (loss)..........................................  $(190,006)  $  (32,619)  $  244,766
                                                             =========   ==========   ==========
Other comprehensive loss -- foreign currency translation...  $  (8,794)  $       --   $       --
                                                             ---------   ----------   ----------
Comprehensive income (loss)................................  $(198,800)  $  (32,619)  $  244,766
                                                             =========   ==========   ==========
Net income (loss) per share and ADS
Basic net income (loss) per share..........................  $   (0.24)  $    (0.03)  $     0.18
Diluted net income (loss) per share........................  $   (0.24)  $    (0.03)  $     0.18
Basic net income (loss) per ADS............................  $   (2.42)  $    (0.32)  $     1.82
Diluted net income (loss) per ADS..........................  $   (2.42)  $    (0.32)  $     1.79
Number of shares (in thousands) used in computing:
  -- basic net income (loss) per share.....................    784,541    1,035,181    1,342,516
  -- effect of dilutive options............................         --           --       21,806
                                                             ---------   ----------   ----------
  -- diluted net income (loss) per share...................    784,541    1,035,181    1,364,322
                                                             =========   ==========   ==========
Number of ADS (in thousands) used in computing:
  -- basic net income (loss) per ADS.......................     78,454      103,518      134,252
  -- effect of dilutive options............................         --           --        2,180
                                                             ---------   ----------   ----------
  -- diluted net income (loss) per ADS.....................     78,454      103,518      136,432
                                                             =========   ==========   ==========

          See accompanying notes to consolidated financial statements.

           CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
            FOR THE YEARS ENDED IN DECEMBER 31, 1998, 1999 AND 2000
                                  IN THOUSANDS

                                                                                                   ACCUMULATED
                                                                                                      OTHER
                                                   SUBSCRIP-    ADDITIONAL   UNEARNED                COMPRE-          TOTAL
                                                      TION       PAID-IN     COMPEN-    RETAINED     HENSIVE      SHARE-HOLDERS'
                               ORDINARY SHARES     RECEIVABLE    CAPITAL      SATION    DEFICIT        LOSS           EQUITY
                             -------------------   ----------   ----------   --------   --------   ------------   --------------
                                NO.         $          $            $           $          $            $               $
Balance at January 1,
  1998.....................    503,454   143,384    (10,565)      278,824     (1,821)   (55,114)     (43,902)         310,806
Net loss...................         --        --         --            --         --    (190,006)         --         (190,006)
Payment of subscription
  receivable...............         --        --      1,193            --         --         --           --            1,193
Other changes in unearned
  compensation, net........         --        --         --        (4,601)     4,601         --           --               --
Issuance of shares.........    496,653    78,049     (2,969)      415,747         --         --           --          490,827
Amortization of stock
  compensation.............         --        --         --            --     (2,780)        --           --           (2,780)
Foreign currency
  translation..............         --        --         --            --         --         --       (8,794)          (8,794)
                             ---------   -------    -------     ---------    -------    --------     -------        ---------
Balance at December 31,
  1998.....................  1,000,107   221,433    (12,341)      689,970         --    (245,120)    (52,696)         601,246
Net loss...................         --        --         --            --         --    (32,619)          --          (32,619)
Issuance of shares.........      6,133       959     (1,302)        2,991         --         --           --            2,648
Payment of subscription
  receivable...............         --        --      1,801            --         --         --           --            1,801
Other changes in unearned
  compensation, net........         --        --         --        15,526    (15,526)        --           --               --
Amortization of stock
  compensation.............         --        --         --            --     12,138         --           --           12,138
Cancellation of partly paid
  shares...................    (14,762)   (2,570)    11,842       (11,642)     3,388         --           --            1,018
Stock compensation.........         --        --         --         6,938         --         --           --            6,938
Initial public offering,
  net of expenses..........    287,500    44,707         --       503,414         --         --           --          548,121
Share options issued and
  Charged to SMP...........         --        --         --           459         --         --           --              459
                             ---------   -------    -------     ---------    -------    --------     -------        ---------
Balance at December 31,
  1999.....................  1,278,978   264,529         --     1,207,656         --    (277,739)    (52,696)       1,141,750
Net income.................         --        --         --            --         --    244,766           --          244,766
Issuance of shares.........     11,013     1,667         --         9,367         --         --           --           11,034
Stock compensation.........         --        --         --         2,778         --         --           --            2,778
Follow-on offering, net of
  expenses.................     89,700    13,697         --       552,999         --         --           --          566,696
Share options issued and
  charged to SMP...........         --        --         --         2,259         --         --           --            2,259
                             ---------   -------    -------     ---------    -------    --------     -------        ---------
Balance at December 31,
  2000.....................  1,379,691   279,893         --     1,775,059         --    (32,973)     (52,696)       1,969,283
                             =========   =======    =======     =========    =======    ========     =======        =========

          See accompanying notes to consolidated financial statements.

           CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
              FOR THE YEARS ENDED DECEMBER 31, 1998, 1999 AND 2000
                           IN THOUSANDS OF US DOLLARS

                                                                1998       1999       2000
                                                              --------   --------   --------
                                                                 $          $          $
CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)...........................................  (190,006)   (32,619)   244,766
Adjustments to reconcile net income (loss) to net cash
  provided by operating activities:
  Equity in loss of CSP.....................................     5,577      9,528         --
  Equity in loss (income) of SMP............................    14,857     23,282     (7,588)
  Depreciation and amortization.............................   226,903    271,406    345,853
  Foreign exchange gain.....................................    (4,843)    (8,003)    (3,856)
  Loss on disposal of property, plant and equipment.........     7,342      2,656      3,008
  Minority interest in loss of CSP..........................        --     (7,483)   (43,547)
  Costs on termination of development program...............    31,776         --         --
  Stock-based compensation..................................    (2,780)    20,094      2,778
  Others....................................................       475     (2,093)     4,656
Change in operating working capital:
  Accounts receivable.......................................    36,545    (53,643)   (36,659)
  Amounts due from ST and ST affiliates.....................       257      5,407        840
  Amounts due from CSP......................................    (1,095)    (8,314)        --
  Amounts due from SMP......................................    (5,568)     2,224     (8,346)
  Inventories...............................................    28,069     (4,143)      (384)
  Prepaid expenses..........................................       164       (717)       476
  Trade accounts payable....................................    (4,408)       109      2,521
  Accrued operating expenses................................    27,550     40,340     69,631
  Other current liabilities.................................   (17,967)     3,889     (5,578)
  Amounts due to ST and ST affiliates.......................     3,696      2,165      1,930
Advances to suppliers.......................................        61      4,884      3,040
Income taxes payable........................................       325      2,085     17,760
                                                              --------   --------   --------
Net cash provided by operating activities...................   156,930    271,054    591,301
CASH FLOWS FROM INVESTING ACTIVITIES
Cash acquired on consolidation of CSP.......................        --      3,056         --
Proceeds from sale of property, plant and equipment.........     2,246     19,981     33,163
Purchase of property, plant and equipment...................  (279,368)  (340,305)  (963,792)
Technology license fees paid................................    (7,790)    (5,200)   (10,180)
Investment in CSP...........................................   (34,492)    (8,976)        --
Investment in SMP...........................................   (39,186)   (45,989)   (35,784)
                                                              --------   --------   --------
Net cash used in investing activities.......................  (358,590)  (377,433)  (976,593)
CASH FLOWS FROM FINANCING ACTIVITIES
Bank overdrafts.............................................     1,643     (3,082)        --
Customer deposits, net......................................   (60,851)   (30,076)    15,394
Loans from ST and ST affiliates
  -- borrowings.............................................   410,051     69,500         --
  -- repayments.............................................  (738,400)   (69,500)        --
Long term debt
  -- borrowings.............................................   193,900     70,500    179,929
  -- repayments.............................................    (8,993)   (65,748)  (120,409)
Loan origination fees.......................................        --         --     (6,485)

           CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES

                                                                1998       1999       2000
                                                              --------   --------   --------
                                                                 $          $          $
Issuance of shares by the Company...........................   492,909    552,570    577,730
Issuance of shares by CSP to minority shareholders..........        --     32,360    124,404
Capital lease payments......................................    (5,317)    (4,680)    (5,767)
                                                              --------   --------   --------
Net cash provided by financing activities...................   284,942    551,844    764,796
Net increase in cash and cash equivalents...................    83,282    445,465    379,504
Effect of exchange rate changes on cash and cash
  equivalents...............................................    (7,448)       (88)      (384)
Cash and cash equivalents at the beginning of the year......    23,785     99,619    544,996
                                                              --------   --------   --------
Cash and cash equivalents at the end of the year............    99,619    544,996    924,116
                                                              ========   ========   ========
Supplemental Cash Flow Information
Interest paid (net of amounts capitalized)..................    25,451     21,211     16,735
Income taxes paid (received)................................       285       (248)     1,659

          See accompanying notes to consolidated financial statements.

           CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                        DECEMBER 31, 1998, 1999 AND 2000
          IN THOUSANDS OF US DOLLARS (EXCEPT SHARE AND PER SHARE DATA)

1.  BUSINESS AND ORGANIZATION

     Chartered Semiconductor Manufacturing Ltd (the "Company") is an independent semiconductor foundry providing wafer fabrication services and technologies. The Company operates in Singapore and has service operations in seven countries in North America, Europe and Asia. Its principal markets are the United States of America, Taiwan, Europe and Japan.

     The Company is a majority-owned subsidiary of Singapore Technologies Pte Ltd ("ST"), which is itself ultimately wholly-owned by Temasek Holdings (Private) Limited ("Temasek"). Temasek is the holding company through which the corporate investments of the government of Singapore are held.

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

     As a consequence of the above changes, the Company ceased equity-accounting of its investment in CSP and consolidated CSP from that date. The following is a summary of the effect of the consolidation of CSP from that date:

Cash and cash equivalents...................................  $  3,056
Accounts receivable.........................................    13,288
Prepaid expenses............................................       388
Technology license agreements...............................     8,333
Property, plant and equipment, net..........................   136,826
Accounts payable............................................    (9,990)
Accrued operating expenses..................................    (7,810)
Amount due to ST and ST affiliates..........................    (1,974)
Other current liabilities...................................      (171)
Long-term debt..............................................   (76,000)
Minority interest...........................................   (32,286)
                                                              --------
Investment in CSP...........................................  $ 33,660
                                                              ========

     In January 1998, the Company and Lucent Technologies Microelectronics Pte Ltd formed Silicon Manufacturing Partners Pte Ltd ("SMP"), in which the Company has a 49% equity interest. Lucent Technologies Inc. has publicly announced that it is in the process of spinning-off its microelectronics business to a new company, named Agere System Inc. As part of the restructuring, Lucent Technologies Microelectronics Pte Ltd has been renamed Agere Systems Singapore Pte Ltd. The Company accounts for SMP on the equity method. See Note 2(d).

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  (A) ACCOUNTING PRINCIPLES

     The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP") consistently applied for all periods.

           CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES

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

  (C) PRINCIPLES OF CONSOLIDATION

     The consolidated financial statements reflect the consolidated accounts of Chartered Semiconductor Manufacturing Ltd and its majority-owned and controlled affiliates. Intercompany accounts and transactions have been eliminated in consolidation.

  (D) INVESTMENT IN CSP AND SMP

     The equity accounting method is applied for the investment in SMP, as well as for the investment in CSP, in the period prior to October 1, 1999. The Company's share of the results of their operations is included in the consolidated statement of operations. The Company's equity interest in these equity affiliates, including its share of accumulated post-formation results, was included as investment in CSP (prior to October 1, 1999) and SMP in the consolidated balance sheet.

  (E) FUNCTIONAL CURRENCY

     Through June 30, 1998, the Company's functional currency was the Singapore dollar. Effective July 1, 1998, the Company changed its functional currency to the US dollar.

     The Singapore dollar was the functional currency of the Company because, historically, the Singapore dollar was the currency of the primary economic environment in which the operations of the Company were conducted. However, significant changes in economic facts necessitated a change in the Company's functional currency from the Singapore dollar to the US dollar. The Company's business had changed in that a more significant portion of its revenue is derived from companies based outside of Singapore, principally the United States. There was less financial dependence of the Company on its parent and there were ongoing changes in sources of financing from Singapore dollars to US dollars. With more of the Company's transactions and cash flows denominated in US dollars, the functional currency changed effective July 1, 1998 from the Singapore dollar to the US dollar.

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

  (F) FOREIGN CURRENCY TRANSACTIONS

     Assets and liabilities which are denominated in foreign currencies are converted into the functional currency at the rates of exchange prevailing at the balance sheet date. Income and expenses are converted at the average rates of exchange prevailing during the period. Foreign currency transaction gains or losses are included in results of operations.

           CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES

  (G) REVENUE RECOGNITION

     Revenue represents the invoiced value of goods and services supplied, excluding goods and services tax, less allowance for returns. Revenue is recognized upon shipment of goods.

  (H) GRANTS

     Asset-related government grants consist of grants for the purchase of equipment used for research and development activities. Asset-related grants are presented in the consolidated balance sheet as deferred grants and are credited to other income on the straight-line basis over the estimated useful lives of the relevant assets. See Note 16.

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

  (J) RESEARCH AND DEVELOPMENT COSTS

     Research and development costs, which are expensed as incurred, were $43,419, $58,894 and $71,495 in 1998, 1999 and 2000, respectively.

  (K) STOCK-BASED EMPLOYEE COMPENSATION

     The Company measures stock-based employee compensation cost for financial statement purposes in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25"), and its related interpretations and includes pro forma information in Note 24 in accordance with Statement of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock-Based Compensation". Compensation cost for stock options granted to employees in connection with the Company's fixed option plan is measured as the excess of fair market value of the stock subject to the option at the grant date over the exercise price of the option. Compensation cost for options granted to employees under the Company's previously existing variable option plans is recorded over the requisite vesting periods based upon the current market value of the Company's stock at the end of each period.

     Compensation cost for stock options granted to non-employees in connection with the Company's fixed option plan is measured as the fair market value of the stock options valued based upon an option pricing model over the period in which the options vest.

  (L) INCOME TAXES

     Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the carrying amounts of existing assets and liabilities in the financial statements and their respective tax bases, and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is recorded for loss carryforwards and other

           CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES deferred tax assets where it is more likely than not that such loss carryforwards and deferred tax assets will not be realized.

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

     In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities". SFAS No. 133 establishes accounting and reporting standards requiring that every derivative instrument be recorded in the balance sheet as either an asset or liability measured at its fair value. SFAS No. 133, as amended, is effective for fiscal years beginning after June 15, 2000 and became effective for the Company on January 1, 2001. The adoption of SFAS No. 133 on January 1, 2001, did not have a material effect on the Company's financial position or results of operations. However, there are no assurances that future derivative instrument transactions will not have a material effect on the Company's financial position or results of operations.

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

                                                              YEAR ENDED DECEMBER 31,
                        ----------------------------------------------------------------------------------------------------
                                      1998                              1999                              2000
                        --------------------------------   -------------------------------   -------------------------------
                                                   PER                               PER                               PER
                           NET                    SHARE      NET                    SHARE      NET                    SHARE
                          LOSS        SHARES      AMOUNT     LOSS       SHARES      AMOUNT    INCOME      SHARES      AMOUNT
                        ---------   -----------   ------   --------   -----------   ------   --------   -----------   ------
                                    (THOUSANDS)                       (THOUSANDS)                       (THOUSANDS)
Basic net income
  (loss) per share....  $(190,006)    784,541     $(0.24)  $(32,619)   1,035,181    $(0.03)  $244,766    1,342,516    $0.18
Effect of dilutive
  securities..........                     --                                 --                            21,806
                                      -------                          ---------                         ---------
Diluted net income
  (loss) per share....  $(190,006)    784,541     $(0.24)  $(32,619)   1,035,181    $(0.03)  $244,766    1,364,322    $0.18
                        =========     =======     ======   ========    =========    ======   ========    =========    =====

     The Company has excluded all outstanding stock options and shares subject to repurchase by ST from the calculation of diluted net loss per share for the year ended December 31, 1998 and all outstanding stock options from the calculation of diluted net loss per share for the year ended December 31, 1999 under SFAS No. 128 because all such securities are anti-dilutive for those periods. The total number of shares excluded from the calculations of diluted net loss per share were 27,015,600 and 15,102,942 for the years ended December 31, 1998 and 1999 respectively. All amounts have been restated to reflect the impact of the capital restructuring described in Note 18.

  (O) COMPREHENSIVE INCOME

     The Company applies SFAS No. 130, "Reporting Comprehensive Income" with respect to reporting and presentation of comprehensive income and its components in a full set of financial statements.

           CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES

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

  (S) PROPERTY, PLANT AND EQUIPMENT

     Property, plant and equipment are stated at cost less accumulated depreciation. Depreciation is calculated on the straight-line method over the following periods:

Buildings................................  20 years (or, if shorter, the remaining period of the lease of the land on which
                                           the buildings are erected)
Mechanical and electrical                  10 years
  installations..........................
Equipment and machinery..................  5 years
Office and computer equipment............  2 to 5 years

     The Company capitalizes interest with respect to major assets under installation and construction until such assets are ready for use. See Note 9 for details of capitalized interest. Repairs and replacements of a routine nature are expensed, while those that extend the life of an asset are capitalized.

     Plant and equipment under capital leases are stated at the present value of minimum lease payments. Plant and equipment held under capital leases and leasehold improvements are amortized straight-line over the estimated useful life of the asset.

  (T) IMPAIRMENT OF LONG-LIVED ASSETS AND LONG-LIVED ASSETS TO BE DISPOSED OF

     The Company reviews long-lived assets and certain identifiable intangibles for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net undiscounted cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

  (U) OPERATING LEASES

     Rental payments under operating leases are expensed on a straight-line basis over the periods of the respective leases.

           CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES

  (V) CONCENTRATION OF RISK

     The Company is an independent foundry that fabricates integrated circuits on silicon wafers for customers in the semiconductor industry. The five largest customers of the Company accounted for 43%, 38% and 42% of net revenue in the years ended December 31, 1998, 1999 and 2000, respectively (see Note 21). The Company believes that the concentration of its credit risk in trade receivables is mitigated substantially by its credit evaluation process, credit policies and credit control and collection procedures.

     In addition, certain of the Company's treasury management activities are undertaken by ST or carried out together with other companies in the ST Group. The Company participates in a pooled cash management arrangement and places short-term advances with other companies in the ST Group. The Company also contracts substantially all of its forward purchases of foreign exchange with ST. See Notes 3 and 26.

  (W) SEGMENT DISCLOSURES

     Disclosures of business segments are made in accordance with SFAS No. 131, "Disclosures About Segments of an Enterprise and Related Information". Under SFAS No. 131, a public company reports descriptive information about its reportable operating segments. Operating segments, as defined, are components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. The Company operates in a single reportable segment.

  (X) PRODUCT WARRANTIES

     The Company provides for estimated warranty costs based upon historical experience and management's estimate of the level of future claims and accrues for specific items at the time their existence is known and the amounts are determinable.

  (Y) RECLASSIFICATIONS

     Certain reclassifications have been made in prior years' financial statements to conform to classifications used in the current year.

3.  CASH AND CASH EQUIVALENTS

     Cash and cash equivalents at December 31, 1999 and 2000 consist of the following:

                                                                1999       2000
                                                              --------   --------
Cash at banks and on hand...................................  $ 13,786   $ 22,253
Cash equivalents
  Short-term deposits.......................................   418,308    387,811
  ST pooled cash............................................   112,902    514,052
                                                              --------   --------
                                                              $544,996   $924,116
                                                              ========   ========

     Certain of the Company's treasury management activities are undertaken by ST or its affiliates. The Company participates in a pooled cash management arrangement under which the Company may place surplus cash with ST as short-term deposits with maturities of less than three months.

           CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES

4.  ACCOUNTS RECEIVABLE

     Trade accounts receivable at December 31, 1999 and 2000 consist of the following:

                                                                1999       2000
                                                              --------   --------
Trade receivables...........................................  $127,289   $170,136
Allowance for doubtful accounts.............................    (5,547)    (3,368)
                                                              --------   --------
                                                              $121,742   $166,768
                                                              ========   ========

     Movements in the allowance for doubtful accounts are as follows:

                                                               1998     1999     2000
                                                              ------   ------   -------
Beginning...................................................  $3,957   $4,979   $ 5,547
Utilized in year............................................      --     (322)   (2,721)
Charge for the year.........................................     993      890       542
Translation adjustment......................................      29       --        --
                                                              ------   ------   -------
Ending......................................................  $4,979   $5,547   $ 3,368
                                                              ======   ======   =======

     Other receivables at December 31, 1999 and 2000 consist of the following:

                                                               1999      2000
                                                              -------   -------
Advances to suppliers.......................................  $   227   $ 4,608
Loans to employees..........................................    1,480     2,337
Deposits....................................................      785     1,411
Receivable from research partners...........................    6,726     4,924
Others......................................................   14,843     4,994
                                                              -------   -------
                                                              $24,061   $18,274
                                                              =======   =======

     In December 2000, the Company entered into an agreement to sell, on a revolving basis, trade receivables to a special purpose bankruptcy-remote vehicle, Wafer Fabrication Accounts Receivable Funding Corp (Funding Corp). Beginning on a funding date to be determined by the Company, eligible trade receivables, as defined in the agreement, will be sold to Funding Corp on a revolving basis. Funding Corp in turn intends to sell an undivided interest in the pool of receivables, up to a maximum of $75,000 to a conduit investor. Funding Corp intends to use the collections from the receivables it has purchased to reinvest in the purchase of newly generated receivables on a revolving basis. The portion of the receivables sold from Funding Corp to the conduit investor will be accounted for as a sale in accordance with SFAS Statement No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities -- a replacement of SFAS Statement No. 125". As of January 23, 2001, the Company has not sold any receivables pursuant to this securitization program.

           CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES

5.  INVENTORIES

     Inventories at December 31, 1999 and 2000 consist of the following:

                                                               1999      2000
                                                              -------   -------
Raw materials...............................................  $ 3,908   $ 2,349
Work in process.............................................   21,650    26,564
Consumable supplies and spares..............................    8,186     5,166
                                                              -------   -------
                                                               33,744    34,079
Allowance for inventory obsolescence........................     (125)      (76)
                                                              -------   -------
                                                              $33,619   $34,003
                                                              =======   =======

     Movements in the allowance for inventory obsolescence are as follows:

                                                               1998     1999     2000
                                                              ------   -------   ----
Beginning...................................................  $  458   $ 4,193   $125
Utilized in year............................................      --    (4,133)   (49)
Charge for the year.........................................   3,744        65     --
Translation adjustment......................................      (9)       --     --
                                                              ------   -------   ----
Ending......................................................  $4,193   $   125   $ 76
                                                              ======   =======   ====

6.  INVESTMENT IN CSP AND SMP

     The investment in SMP at December 31, 1999 and 2000 consists of the following:

                            SMP                                 1999       2000
                            ---                               --------   --------
Cost........................................................  $ 85,175   $120,959
Share of retained post-formation loss.......................   (38,139)   (30,551)
                                                              --------   --------
                                                              $ 47,036   $ 90,408
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

     Under the terms of the strategic alliance agreements, the Company is committed to making an equity investment in CSP and SMP of up to $213,207 and $120,959, respectively, of which all have been invested.

     Under the strategic alliance agreement with the majority shareholder of SMP, in arriving at the share of net income attributable to the Company, each shareholder of SMP is entitled to the margins from sales to respective customers directed to SMP by the shareholder, after deducting their respective share of the overhead costs of SMP. Accordingly, SMP's net results are not expected to be shared in the same ratio as the equity ownership. The Company accounts for its due share of SMP's net results in accordance with the terms in the strategic alliance agreement. The Company's share of SMP's results were $(14,857), $(23,282) and $7,588 for 1998, 1999 and 2000, respectively.

           CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES

     Shown below is aggregated summarized financial information for CSP (prior to October 1, 1999) and SMP:

                                                                1999        2000
                                                              ---------   ---------
Current assets..............................................  $  36,151   $ 102,618
Other assets................................................      5,712       4,704
Property, plant and equipment...............................    300,556     576,583
Other current liabilities...................................    (54,189)    (99,517)
Long-term debt..............................................   (187,000)   (375,000)
                                                              ---------   ---------
Shareholders' equity........................................  $ 101,230   $ 209,388
                                                              =========   =========

                                                            1998      1999       2000
                                                          --------   -------   --------
Net revenue.............................................  $     --   $66,143   $238,104
Gross profit (loss).....................................        --   (47,839)    56,315
Operating income (loss).................................   (42,430)  (74,180)    47,917
Net income (loss).......................................   (41,256)  (66,493)    35,128

7.  TECHNOLOGY LICENSE AGREEMENTS

     Technology license agreements at December 31, 1999 and 2000 consist of the following:

                                                                1999      2000
                                                              --------   -------
Technology licenses, at cost................................  $ 62,284   $20,000
Accumulated amortization....................................   (33,758)   (2,833)
                                                              --------   -------
                                                              $ 28,526   $17,167
                                                              ========   =======

     Fully amortized license agreements with costs and accumulated amortization of $32,284 were written off in 2000. In addition, the Company recorded an impairment charge of $5,000 to write off the remaining net book value of a technology license in 2000 as the technology transferred did not meet the Company's requirements or specifications. The amount written off is classified under cost of revenue in the consolidated statement of operations.

     Obligations payable under the agreements at December 31, 1999 and 2000 are as follows:

                                                               1999      2000
                                                              -------   -------
Current installments (see note 14)..........................  $11,280   $ 7,100
Non-current installments (see note 16)......................   12,000     6,000
                                                              -------   -------
                                                              $23,280   $13,100
                                                              =======   =======

8.  DEVELOPMENT PROGRAM TERMINATION COSTS

     During 1998, the Company discontinued its technology transfer and licensing arrangement entered into for a development program which the Company decided to terminate. In connection with the discontinuation of this development program, certain equipment previously purchased and yet to be placed into production was identified by management in 1998 as redundant and to be disposed of in the near term for minimal cash amounts. The Company recorded a non-cash impairment loss of $30,938 to adjust the carrying value of the equipment to $5,961, its estimated fair value less selling costs, and wrote off all unamortized technology license costs of $838. The impaired equipment was removed from service for all purposes at the time the impairment charge was recognized.

           CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES

     Additionally, the Company recorded a $6,500 charge for a final cash settlement amount in 1999 for the termination of the licensing arrangement.

9.  PROPERTY, PLANT AND EQUIPMENT

     Property, plant and equipment at December 31, 1999 and 2000 consist of the following:

                                                                 1999         2000
                                                              ----------   ----------
COST
Buildings...................................................  $  153,023   $  192,294
Mechanical and electrical installations.....................     252,589      341,522
Equipment and machinery.....................................   1,260,608    1,998,500
Office and computer equipment...............................      68,523       63,015
Assets under installation and construction..................     360,371      441,625
                                                              ----------   ----------
          Total cost........................................  $2,095,114   $3,036,956
                                                              ==========   ==========
ACCUMULATED DEPRECIATION
Buildings...................................................  $   23,961   $   32,801
Mechanical and electrical installations.....................      87,293      116,898
Equipment and machinery.....................................     664,721      927,048
Office and computer equipment...............................      37,033       42,313
                                                              ----------   ----------
          Total accumulated depreciation....................  $  813,008   $1,119,060
                                                              ==========   ==========
Property, plant and equipment (net).........................  $1,282,106   $1,917,896
                                                              ==========   ==========

     Depreciation charged to results of operations amounted to $219,900, $264,683 and $333,341 for 1998, 1999 and 2000, respectively. Buildings consist of wafer plants, including administrative offices, built on land licensed to ST and Technology Parks Pte Ltd, and sub-leased to the Company. See Note 22.

     Included in property, plant and equipment are assets acquired under capital lease obligations with a cost and related accumulated depreciation of approximately $31,973 and $27,691, respectively, at December 31, 1999. These assets under capital lease obligations were fully depreciated in 2000.

     Capitalized interest relating to property, plant and equipment amounted to $5,970, $3,793 and $14,356 in the years ended December 31, 1998, 1999 and 2000, respectively.

10.  CAPITAL LEASES

     Future minimum lease payments under the US dollar denominated capital leases for equipment and machinery as of December 31, 1999 and 2000 are as follows:

                                                               1999      2000
                                                              -------   -------
Payable in year ending December 31,
  2000......................................................  $ 6,496   $    --
  2001......................................................    8,196     8,196
                                                              -------   -------
Total minimum lease payments................................   14,692     8,196
Amounts representing interest at rates ranging from 5.90% to
  6.06% per annum...........................................   (1,103)     (374)
                                                              -------   -------
Present value of minimum lease payments.....................   13,589     7,822
Less current installments of capital lease obligations......   (5,767)   (7,822)
                                                              -------   -------
Obligations under capital leases, excluding current
  installments..............................................  $ 7,822   $    --
                                                              =======   =======

     The minimum lease payments are guaranteed by ST.

           CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES

11.  LONG-TERM DEBT

     Long-term debt at December 31, 1999 and 2000 consists of the following:

                                                                1999        2000
                                                              ---------   ---------
Singapore dollar loans at fixed rates of 4% to 4.25%........  $ 355,903   $ 387,513
Singapore dollar loans at floating rates....................     59,756      57,550
US dollar loans at floating rates...........................    128,000     137,400
                                                              ---------   ---------
                                                                543,659     582,463
Less current installments...................................   (119,991)   (156,343)
                                                              ---------   ---------
Long-term debt, excluding current installments..............  $ 423,668   $ 426,120
                                                              =========   =========

     All Singapore dollar loans are unsecured.

     Fixed rate Singapore dollar loans of $202,247 and $159,369 as of December 31, 1999 and 2000, respectively, are guaranteed by ST. A fixed rate Singapore dollar loan of $153,656 and $98,657 as of December 31, 1999 and 2000, respectively, is guaranteed by commercial banks at the request of ST. All fixed rate Singapore dollar loans contain certain covenants which restrict the ability of the Company to pay dividends without prior approval from the lender. Effective November 1, 1999, the Company's management and services support agreement with ST includes a charge for such guarantees. See note 22. Prior to that date, the Company was not separately charged for the guarantees. The loans are repayable in semi-annual installments and mature between 2002 and 2006.

     The floating rate Singapore dollar loans consist of two loans of equal amounts. Interest is charged at 2% above the lending bank's first tier savings rate in respect of one loan (3% as of December 31, 1999 and 2000), and 1% above the arithmetic mean for deposits quoted by specified banks to the lender (4.06% and 3.56% as of December 31, 1999 and 2000, respectively) for the other loan. The loans are repayable in June 2002 and February 2002, respectively.

     The floating rate US dollar loans consist of two loans. The first loan was first put in place on March 12, 1998 and matures on June 30, 2002. The loan is for an amount of $143,200, of which $107,400 is outstanding at December 31, 2000, and bears interest at 0.5625% above the arithmetic mean of SIBOR rates for U.S. dollars deposits quoted by specified banks to the lender. As of December 31, 2000, this rate was 6.81%. Interest is payable semi-annually in U.S. dollars and principal payments are due in four equal semi-annual installments which commenced December 31, 2000. Borrowings under this facility were initially unsecured. In December 2000, the facility agreement was amended to allow for borrowings to be secured by a floating charge over a project bank account which will be established in 2001 pursuant to the second loan agreement. Under the terms of the floating-charge, the Company is permitted to use the funds in the project bank account subject to certain restrictions unless an event of default occurs, in which event the Company would no longer be permitted to use the funds.

     The second loan was first put in place on September 28, 2000 and matures on September 28, 2006. The second loan is for an amount of $820,000 of which $30,000 was outstanding at December 31, 2000, and bears interest at 0.60% to 0.85% (depending on certain criteria relating to wafer starts and debt/equity ratio) above the LIBOR rates for U.S. dollars deposits quoted by specified banks to the lender. As of December 31, 2000, this rate was 7.29%. Interest is payable semi-annually in U.S. dollars and principal is payable in six equal semi-annual installments commencing March 1, 2004. Borrowings under this facility will be secured by a floating charge over the same project bank account as described above for the first loan, and a fixed charge over a debt service reserve account which will be established in 2001 pursuant to the second loan agreement. The fixed charge over the Company's debt service reserve account will not permit the use of the funds in that account by the Company for as long as the loan remains outstanding.

           CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES

     Annual maturities of long-term loans as of December 31, 2000 are as follows:


Payable in year ending December 31,
  2002......................................................  $206,869
  2003......................................................    64,190
  2004......................................................    65,337
  2005......................................................    65,337
  2006......................................................    24,387
  Thereafter................................................        --
                                                              --------
                                                              $426,120
                                                              ========

12.  ADDITIONAL CREDIT FACILITIES

     As of December 31, 2000, the Company has unutilized banking facilities of approximately $982,742 for short-term advances, term loans and bankers' guarantees and an unutilized facility with ST of approximately $100,000.

13.  ACCRUED OPERATING EXPENSES

     Accrued operating expenses at December 31, 1999 and 2000 consist of the following:

                                                                1999       2000
                                                              --------   --------
Accrual for employee bonuses and related expenses...........  $ 40,992   $ 78,988
Accrual for vacation liability..............................     4,460      4,921
Accrual for technology costs (see Note 23(f))...............    12,126     11,339
Unbilled raw materials......................................    53,367     43,721
Accrual for interest costs..................................     5,817      7,317
Accrual for warranty liability..............................     4,577      4,421
Accrual for research and development cost (see Note
  23(b))....................................................        --     28,428
Accrual for loss on licensing agreement (see Note 23(f))....        --      6,570
Others......................................................    10,385     19,635
                                                              --------   --------
                                                              $131,724   $205,340
                                                              ========   ========

     Movements in accrual for technology costs are as follows:

                                                              1998     1999      2000
                                                             ------   -------   -------
Beginning..................................................  $5,847   $ 7,853   $12,126
Utilized in year...........................................      --        --    (3,319)
Charge for the year........................................   2,006     4,273     2,532
                                                             ------   -------   -------
Ending.....................................................  $7,853   $12,126   $11,339
                                                             ======   =======   =======

14.  OTHER CURRENT LIABILITIES

     Other current liabilities at December 31, 1999 and 2000 consist of the following:

                                                               1999      2000
                                                              -------   -------
Obligations payable under technology license agreements.....  $11,280   $ 7,100
  Customer deposits (see note 15)...........................        2     5,000
  Others....................................................    5,941     6,220
                                                              -------   -------
                                                              $17,223   $18,320
                                                              =======   =======

           CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES

15.  CUSTOMER DEPOSITS

     Deposits are received from customers to secure the allocation of agreed levels of wafer capacity. These non-interest bearing deposits are refundable at the end of the agreed period of such allocated capacity, typically about five years.

16.  OTHER LIABILITIES

     Other liabilities at December 31, 1999 and 2000 consist of the following:

                                                               1999      2000
                                                              -------   -------
Obligations payable under technology license agreements.....  $12,000   $ 6,000
Deferred grants (see below).................................    3,501     3,011
Deferred gain on forward contracts..........................   11,974     8,659
                                                              -------   -------
                                                              $27,475   $17,670
                                                              =======   =======

     The Company has obtained approval for funding of certain research and development projects from the Economic Development Board of Singapore ("EDB"), under the Research and Development Assistance Scheme ("RDAS") administered by EDB. The program provides for funds to be disbursed to the Company over the terms of the projects. Amounts received for asset-related grants are deferred and recognized in other income over the life of the related asset.

17.  INCOME TAXES

     The Company has been granted pioneer status under the Economic Expansion Incentives (Relief from Income Tax) Act, Chapter 86 of Singapore (the "Act"), for sub-micron technology manufacturing in four of its fabs, effective for ten years from January 1, 1991, July 1, 1996, January 1, 1998, and one for which the date of commencement has not been determined.

     During the pioneer status period, the Singapore-resident income from pioneer trade is exempt from income tax, subject to compliance with the conditions stated in the certificate and the Act. Income derived from non-pioneer trade during the pioneer period, however, is subject to income tax at the prevailing enacted rate of tax.

     In addition, three fabs have been granted post-pioneer status, which entitles them to a concessionary tax rate of 10% for five years after the expiration of their pioneer status in 2006, 2008 and one for which the date of commencement of post-pioneer period has not been determined. The Company has also applied to the authority for post-pioneer status for one of its fabs.

     The tax-exempt profits arising from the pioneer trade can be distributed as tax-exempt dividends which are not subject to Singapore income tax in the hands of the holders of ordinary shares. Losses arising in the pioneer status period are available for carryforward to be offset against profits arising in subsequent periods, including profits arising after the pioneer status period. Pioneer loss carryforwards are available indefinitely, subject to more than 50% of the Company's equity staying with the same shareholders from the incurrence of the tax loss to its utilization. Pioneer loss carryforwards are determined on a fab-by-fab basis. As of December 31, 2000, the Company has pioneer loss carryforwards of $38,808.

     The income tax expense for the years ended December 31, 1998, 1999 and 2000 represents income tax payable on non-pioneer trade income, principally interest income and rental income from SMP.

           CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES

     Income tax expense consists of the following:

                                                              1998   1999     2000
                                                              ----   -----   ------
Current.....................................................  744    1,963   19,419
Deferred....................................................  121      168     (715)
                                                              ---    -----   ------
Total.......................................................  865    2,131   18,704
                                                              ===    =====   ======

     A reconciliation of the expected tax expense computed by applying statutory rates to pre-tax income (loss) to the actual tax expense is as follows:

                                                            1998      1999       2000
                                                          --------   -------   --------
Income taxes computed at Singapore statutory tax rate of
  25.5% (1999: 26%, 1998: 26%)..........................  $(49,177)  $(9,872)  $ 56,080
Permanent non-deductible expenses.......................        --     9,220     28,392
Pioneer status relief...................................        --    (4,769)   (64,486)
Pioneer losses not recognized as deferred benefit.......    45,893        --         --
Effect of pioneer status of equity investee.............     3,561     8,531     (1,935)
All other items, net....................................       588      (979)       653
                                                          --------   -------   --------
Income tax expense......................................  $    865   $ 2,131   $ 18,704
                                                          ========   =======   ========

18.  SHARE CAPITAL

     The Company's authorized share capital at December 31, 2000 comprised 3,076,923,079 ordinary shares of Singapore dollars S$0.26 par value each.

     Share capital at December 31, 1999 and 2000 consists of the following:

                                                                1999       2000
                                                              --------   --------
Issued share capital........................................  $203,368   $218,732
Capital reduction (see below)...............................    61,161     61,161
                                                              --------   --------
                                                              $264,529   $279,893
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

     On September 13, 1999, the Company restructured its share capital with the issuance of one additional fully paid A ordinary share and the cancellation of 20 partly-paid A ordinary shares for every 20 partly paid A ordinary shares. This was approved by the High Court of Singapore on September 30, 1999. On October 14, 1999, the Company merged the A ordinary shares and B ordinary shares into one class of ordinary shares and effected a share split which resulted in each ordinary share with a par value of S$0.4888 being sub-divided into 1.88 ordinary shares with a par value of S$0.26 each.

     All share and per share amounts have been presented herein to reflect the impact of this capital restructuring.

     Under Singapore law, all increases in share capital (including rights issues) require shareholders' approval. Singapore law does not provide for the issue of shares of no par value and, except with court approval, prohibits the issue of shares at a discount to par value.

           CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES

19.  ADDITIONAL PAID-IN CAPITAL

     Additional paid-in capital as of December 31, 1999 and 2000 represents principally the excess of proceeds received from issues of share capital (net of the costs of issue) over the par value of shares issued, which under Singapore law must be credited to the share premium account. The share premium may only be applied in paying up unissued shares to be issued to shareholders, paying up in whole or in part the balance unpaid on shares in issue, in writing off preliminary expenses and share and debenture issue expenses and by provision for premiums payable on the redemption of redeemable preferred shares. The share premium account had a balance of $1,747,057 as of December 31, 2000.

20.  RETAINED DEFICIT

     Singapore law allows dividends to be paid only out of profits of the Company. Shareholders of ordinary shares are not liable for Singapore income tax on dividends paid by the Company out of its tax exempt profits from pioneer activities.

     Distributions of profits from non-pioneer activities which has been subject to income tax are paid with a franking tax credit which Singapore tax-resident shareholders can apply as a prepayment of income tax on the dividend. Shareholders who are not tax-resident in Singapore are not liable to further Singapore income tax.

21.  BUSINESS SEGMENT DATA AND MAJOR CUSTOMERS

     The Company operates in a single reportable segment, providing wafer foundry services. All of the Company's products are manufactured in Singapore.

     The following table presents revenues by country of domicile of customer:

                                                          1998       1999        2000
                                                        --------   --------   ----------
USA...................................................  $265,398   $477,213   $  681,301
Taiwan................................................   134,171     98,842      136,494
France................................................     2,255     25,844       89,823
Japan.................................................     4,976     20,338       48,309
Sweden................................................       236     51,015      110,201
Netherlands...........................................     1,499      5,042       34,092
Others................................................    14,087     15,964       33,884
                                                        --------   --------   ----------
                                                        $422,622   $694,258   $1,134,104
                                                        ========   ========   ==========

     Revenues from major customers, as a percentage of total revenue, were as follows:

                                                              1998    1999    2000
                                                              -----   -----   -----
Customer A..................................................    9.6%   11.1%   12.9%
Others......................................................   90.4    88.9    87.1
                                                              -----   -----   -----
                                                              100.0%  100.0%  100.0%
                                                              =====   =====   =====

     The top five customers of the Company accounted for 43%, 38% and 42% of the Company's net revenue in the years ended December 31, 1998, 1999 and 2000, respectively.

     As a result of such concentration of the customer base, loss or cancellation of business from, or significant changes in scheduled deliveries or decreases in the prices of products sold to, any of these customers could materially and adversely affect the Company's results of operations or financial position.

           CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES

22.  RELATED PARTY TRANSACTIONS

  (A) ST

     ST, one of Singapore's largest industrial conglomerates, is indirectly wholly-owned by the government of Singapore. The Company transacts business with ST and its affiliates in the normal course of their respective businesses, including ST Assembly Test Services Ltd ("STATS").

     In addition to the transactions with related parties disclosed in Note 11 and Note 12, the Company had the following significant transactions with related parties:

                                                             1998      1999      2000
                                                            -------   -------   -------
ST
  Management fees.........................................  $ 4,897   $ 3,820   $ 4,295
  Reimbursement of expenses incurred on behalf of the
     Company..............................................    5,697     6,496    18,579
  Rental for leasehold land...............................    2,020     2,615     1,849
  Interest expense........................................    6,552        --        --
  Interest income.........................................      653        --        --
Affiliates of ST
  Services purchased from STATS...........................   22,700    33,905    29,560
  Other services purchased................................    1,362     7,593       599
  Net revenue from CSP....................................    6,247    59,031        --
  Property, plant and equipment purchased.................      924       588       606
  Building construction costs.............................    1,101       126       681
  Interest expense........................................    2,310        95        --
  Interest income.........................................    1,011     2,839    26,983

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

     Fabs 2, 3 and 6 occupy land leased by ST from JTC. The Company has entered into sub-leases with ST in respect of the underlying land for the entire term of the lease between ST and JTC. The leases expire at different dates between 2024 and 2027 with an option, subject to certain conditions, to extend for another 30 years.

     Rental rates on JTC and TPPL leases are subject to revisions at market rates at periodic intervals in accordance with the rental agreements, with such increases generally capped at 8% to 10% per annum.

     ST provides management and corporate services to the Company. ST also provides staff loans to senior management of the Company, including loans related to subscription amounts associated with the employee share plans described in Note 24. Management fees and expenses incurred on behalf of, or allocated to, the Company by ST are charged to the Company. Under a service agreement dated November 1, 1999, annual management fees are payable for the provision of specified services on mutually agreed terms which the Company believes approximates the cost of providing those services. Fees are also payable as a proportion of revenues for affiliation and network benefits. In addition, fees are payable as a percentage of guarantees and similar financial support provided. Prior to November 1, 1999, these services were subject to a management fee computed based on certain percentages of capital employed, revenue, manpower and payroll.

     Short-term financing is also provided by ST to the Company (generally on 3 to 6 months renewable basis) using ST's cost competitive corporate banking advantage in the banking community. Surplus funds are

           CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES placed with ST from time to time. Advances to and from ST bear interest at rates comparable to rates offered by commercial banks in Singapore. The Company also participates with ST in a cash management program managed by a bank. Under the program, cash balances are pooled and daily cash surpluses or shortfalls may, on a short-term basis, be lent to or borrowed from other ST affiliates participating in the arrangement at prevailing inter-bank rates.

     Tritech Microelectronics Ltd ("Tritech"), an ST affiliate and a fabless designer of semiconductor products, was previously a major customer of the Company. Sales to Tritech were made on substantially the same terms as those available to third parties for similar products and volumes committed. The Company has not made sales to Tritech since it was placed under judicial management on July 2, 1999. Tritech commenced winding-up proceedings on October 15, 1999 and is currently in compulsory liquidation.

     At December 31, 1999 and 2000, there were the following amounts due from or to ST and its affiliates.

                                                               1999     2000
                                                              ------   -------
Amounts due from ST
  Other receivables.........................................  $  282   $    --
Amounts due from ST affiliates
  Accounts receivable
     Trade..................................................     933        23
     Others.................................................     407       759
                                                              ------   -------
                                                              $1,622   $   782
                                                              ======   =======
Amounts due to ST
  Other current liabilities.................................  $  292   $ 1,581
Amounts due to ST affiliates
  Accounts payable, trade...................................   9,483     9,318
  Other current liabilities.................................      --       806
                                                              ------   -------
                                                              $9,775   $11,705
                                                              ======   =======

  (B) CSP AND SMP

     The Company provides management and corporate support services including accounting, financial, sales and marketing services, to CSP and SMP and allocates a portion of its costs to CSP and SMP. The Company commenced recording such recharges to CSP and SMP in 1998, which amounted to $17,623, $19,684 and $7,038 in the years ended December 31, 1998, 1999 and 2000, respectively (inclusive of charges to CSP through October 1, 1999). The Company is also committed to purchase a specified percentage of SMP's output or compensate SMP for any costs it incurs in connection with unused capacity arising from such specified percentage not purchased.

     SMP leases its fab from the Company, under a long-term lease agreement which expires in 2008. The rental expense for the years ending December 31, 1998, 1999 and 2000 was $9,177, $11,849 and $13,011, respectively.

     The Company sold plant and equipment of $6,824 and $23,331 to SMP during 1999 and 2000, respectively. The losses on the sales were immaterial.

  (C) LEASES

     Rental expense with ST for the years ended December 31, 1998, 1999 and 2000 was $2,020, $2,615 and $1,849, respectively.

           CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES

     Minimum future rental payments on non-cancellable operating leases of land from ST as of December 31, 2000 are as follows:

Payable in year ending December 31,
  2001......................................................  $ 1,849
  2002......................................................    1,849
  2003......................................................    1,849
  2004......................................................    1,849
  2005......................................................    1,849
  Thereafter................................................   35,523
                                                              -------
                                                              $44,768
                                                              =======

23.  COMMITMENTS AND CONTINGENCIES

  (A) LEASES

     Rental expense, excluding amounts payable to ST disclosed in Note 22, for the years ended December 31, 1998, 1999 and 2000 was $1,949, $2,163 and $2,907,
respectively.

     Minimum future rental payments on non-cancellable operating leases excluding amounts payable to ST disclosed in Note 22(c), as of December 31, 2000, are as follows:

Payable in year ending December 31,
  2001......................................................  $2,688
  2002......................................................   1,346
  2003......................................................     301
  2004......................................................     251
  2005......................................................     251
  Thereafter................................................   2,951
                                                              ------
                                                              $7,788
                                                              ======

  (B) TECHNOLOGY PARTNER AGREEMENT

     In addition to the technology license agreements described in Note 7, the Company has entered into an agreement with a technology partner under which the Company is required to allocate wafer capacity, as part of the consideration for the process technology the partner transferred and licensed to the Company. The agreement will expire in 2002.

     The Company has also entered into an agreement with a technology partner to jointly invest $700,000 over the next five years to develop manufacturing technologies for future generations of integrated circuits targeted at high-growth communications markets. The joint development agreement commenced on July 31, 2000 and expires upon the successful completion of the project.

     The majority of the costs for this project in 2000 were incurred by the technology partner. The Company has been billed for its allocable share of these costs which are included in research and development expenses. At December 31, 2000, the Company had accrued $28,428 of research and development expenses related to this project.

  (C) SUBSCRIPTION AND PARTICIPATION AGREEMENTS

     The Company entered into subscription and participation agreements with seven customers (the "Equity Investor Customers"), a technology partner and an investor to raise equity for the establishment of a fab.

           CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES

Under the agreements, the Equity Investor Customers, technology partner and the investor subscribed for shares with the right to subscribe for new shares pro-rata to their interest in the Company. The subscription and participation agreements were terminated on November 5, 1999.

     The Company is committed to provide the Equity Investor Customers and technology partner with rights to wafer capacity first granted under those agreements through August 2005.

  (D)  DEPOSIT AGREEMENTS

     The Company entered into deposit and supply agreements with five customers under which the customers are required to maintain deposits with the Company to secure wafer capacity. As of December 31, 2000, deposits held by the Company amounted to $55,200. These agreements, expiring on April 30, 2001, December 31, 2002, May 31, 2003 and December 31, 2003, require the Company to make available capacity to customers over the terms of the agreements.

  (E)  CAPITAL EXPENDITURE

     The Company had the following capital commitments as of December 31, 1999 and 2000:

                                                                1999       2000
                                                              --------   --------
Contracts for capital expenditure...........................  $876,263   $801,874

  (F)  CONTINGENCIES

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

     The Company has accrued a liability for, and charged to its results of operations in the periods presented, the estimated costs of obtaining such licenses for third party technology. The amounts accrued were $12,126 and $11,339 as of December 31, 1999 and 2000, respectively. No assurance can be given that such accruals are adequate.

     During 2000, the Company accrued a liability and recorded a charge of $11,570, of which $5,000 has been paid up as of December 2000, to other operating expenses for the estimated loss incurred on a licensing agreement. The loss represents the estimated amounts to be paid to the licensor as a result of restructuring the terms of the agreement. The loss has been charged to current year results of operations as the Company does not expect to derive value from the payments in future periods. The Company does not anticipate additional charges in the future related to this matter.

24.  SHARE OPTIONS AND INCENTIVE PLANS

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

           CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES

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

     Total compensation expense (income) recognized for stock-based compensation under the plan for the years ended December 31, 1998 and 1999 were $(2,609) and $8,081, respectively.

     Information for December 31, 1998 and 1999 is as follows:

                                                               1998      1999
                                                              -------   -------
Shares outstanding at beginning of year (in thousands)......   12,859    11,436
Shares granted during the year (in thousands)...............       --        --
Shares fully paid and partly paid shares converted to fully
  paid shares during the year (in thousands)................   (1,423)   (2,894)
Shares cancelled during the year (in thousands).............       --    (2,626)
Shares converted to 1999 Option Plan (in thousands).........       --    (5,916)
Shares outstanding at year end (in thousands)...............   11,436        --
Subscription price for shares issued in 1995 at.............  $  0.77   $    --
Subscription price for shares issued in 1996 from...........  $  0.92   $    --
  to........................................................  $  0.98   $    --
Subscription price for shares issued in 1997 at.............  $  0.83   $    --
Subscription receivable at year end.........................  $ 9,247   $    --

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

     Total compensation expense (income) recognized for stock-based compensation under the plan for the years ended December 31, 1998 and 1999 were $(171) and $2,922, respectively.

           CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES

     Information for December 31, 1998 and 1999 is as follows:

                                                               1998      1999
                                                              -------   -------
Shares outstanding at beginning of year (in thousands)......       --     4,021
Shares granted during the year (in thousands)...............    5,341     2,526
Partly paid shares converted to fully paid shares during the
  year (in thousands).......................................       --      (327)
Shares cancelled during the year (in thousands).............       --      (937)
Shares converted to 1999 Option Plan (in thousands).........       --    (5,283)
Shares granted pending issuance at year end (in
  thousands)................................................   (1,320)       --
Shares outstanding at year end (in thousands)...............    4,021        --
Subscription price for shares issued in 1997 at.............  $  0.74   $    --
Subscription price for shares issued in 1998 from...........  $  0.59   $    --
  to........................................................  $  0.84   $    --
Subscription price for shares issued in 1999 at.............  $    --   $  0.55
Weighted average grant date fair value of shares............  $  1.13   $  1.05
Subscription receivable at year end.........................  $ 3,094   $    --

     The fair value of option grants was estimated using the Black-Scholes option pricing model with the following assumptions used: dividend yield of 0% and expected lives of 10 years. The weighted average expected volatility used for option grants was 70.0% and 71.0% in 1998 and 1999, respectively. The weighted average risk free interest rate used was 5.29% and 5.52% in 1998 and 1999, respectively.

  (C) 1999 OPTION PLAN

     Effective March 30, 1999, the Company adopted the Chartered Semiconductor Manufacturing Ltd Share Option Plan 1999 (the "1999 Option Plan") which provides for a maximum of 107 million shares (subject to adjustment under the plan) to be reserved for option grants. Options granted under the plan may include nonstatutory options as well as incentive stock options intended to qualify under Section 422 of the United States Internal Revenue Code.

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

           CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES

     Information on options granted is as follows:

                                                                        WEIGHTED
                                                                        AVERAGE
                                                                        EXERCISE
                                                              OPTIONS    PRICE
                                                              -------   --------
Outstanding at January 1, 1999 (in thousands)...............       --    $  --
Granted (in thousands)......................................   25,208    $1.52
Conversion from 1995 and 1997 Ownership Plans (in
  thousands)................................................   11,199    $0.78
Exercised (in thousands)....................................   (2,630)   $0.79
                                                              -------
Outstanding at December 31, 1999 (in thousands).............   33,777    $1.33
Granted (in thousands)......................................   39,739    $8.12
Exercised (in thousands)....................................  (11,013)   $1.05
Lapsed (in thousands).......................................   (2,433)   $4.70
                                                              -------
Outstanding at December 31, 2000............................   60,070    $5.74
Exercisable at end of year (in thousands)...................    7,521    $1.35
                                                              =======

     Weighted average fair values of options granted in 1999 and 2000 were $1.26 and $5.54, respectively.

     The following table summarizes information about fixed stock options outstanding at December 31, 2000:

                           OPTIONS OUTSTANDING                                 OPTIONS EXERCISABLE
-------------------------------------------------------------------------   -------------------------
                                                    WEIGHTED
                                      NUMBER         AVERAGE     WEIGHTED                    WEIGHTED
             RANGE                 OUTSTANDING      REMAINING    AVERAGE        NUMBER       AVERAGE
          OF EXERCISE                   AT         CONTRACTUAL   EXERCISE    EXERCISABLE     EXERCISE
             PRICES                 12/31/2000        LIFE        PRICE       12/31/2000      PRICE
          -----------             --------------   -----------   --------   --------------   --------
                                  (IN THOUSANDS)                            (IN THOUSANDS)
$0.54 to $0.81..................       8,834        7.2 years     $0.61         3,606         $0.65
$2.00...........................      12,337        8.3 years     $2.00         3,915         $2.00
$6.81...........................      16,954        8.8 years     $6.81            --         $  --
$9.74...........................      21,945        9.3 years     $9.74            --         $  --
                                      ------                                    -----
                                      60,070                                    7,521
                                      ======                                    =====

     The options vest over one to five years and expire on dates ranging from October 2004 to October 2009. The 1999 Option Plan is accounted for in accordance with fixed-plan accounting under APB 25 and related interpretations. Total compensation expense recognized for 1999 and 2000 totalled $9,091 and $2,778, respectively.

     The fair value of the option grants are estimated using the Black-Scholes option pricing model with the following assumptions used for grants in 1999 and 2000.

                                                                1999        2000
                                                              --------   ----------
Risk free interest rate.....................................      6.1%    5.907% to
                                                                             6.457%
Expected volatility.........................................     60.6%   73.152% to
                                                                            79.258%
Expected lives..............................................  10 years         5 to
                                                                           10 years
Dividend yield..............................................        NA           NA

     Options of 451,920 and 2,224,300 shares of the Company were granted to employees of SMP in 1999 and 2000 respectively. SMP bears the stock-based compensation charge in respect of these options.

           CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES

     Had the Company determined compensation cost based on the fair value at the grant date for its stock options under SFAS 123, the Company's net income would have been reduced or increased to the pro forma amounts indicated below:

                                                          1998        1999       2000
                                                        ---------   --------   --------
Net income (loss)
  As reported.........................................  $(190,006)  $(32,619)  $244,766
  Pro forma...........................................  $(195,464)  $(26,186)  $180,218
Basic net income (loss) per share
  As reported.........................................  $   (0.24)  $  (0.03)  $   0.18
  Pro forma...........................................  $   (0.25)  $  (0.03)  $   0.13

                                                               1998     1999    2000
                                                              ------   ------   -----
Diluted net income (loss) per share
  As reported...............................................  $(0.24)  $(0.03)  $0.18
  Pro forma.................................................  $(0.25)  $(0.03)  $0.13

25.  FAIR VALUES OF FINANCIAL INSTRUMENTS

                                                                1999                    2000
                                                        ---------------------   ---------------------
                                                        CARRYING   ESTIMATED    CARRYING   ESTIMATED
                  ASSET/(LIABILITY)                      AMOUNT    FAIR VALUE    AMOUNT    FAIR VALUE
                  -----------------                     --------   ----------   --------   ----------
                                                           $           $           $           $
Long-term debt........................................  (543,659)   (538,270)   (582,463)   (587,743)
Technology obligations payable........................   (12,000)    (11,287)     (6,000)     (5,545)
Forward foreign exchange contracts....................     6,553      39,148      (3,273)     12,622
Cross currency swap...................................        --          --      (5,059)     (8,333)

     Cash and cash equivalents, bank overdrafts, amounts owing from and to ST and affiliates, accounts receivable and accounts payable. The carrying amounts approximate fair value in view of the short term nature of these balances.

     Long-term debt. The fair value is based on current interest rates available to the Company for issuance of debts of similar terms and remaining maturities.

     Technology obligations payable. The fair value is based on the present value of future payment obligations discounted at current market rates.

     Forward foreign exchange contracts. The fair value is estimated by reference to market quotations for forward contracts with similar terms, adjusted where necessary for maturity differences.

     Cross currency swap. The fair value is estimated by obtaining quotes from brokers.

     Limitations. Fair value estimates are made at a specific point in time, and are based on relevant market information and information about the financial instruments. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

           CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES

26.  DERIVATIVE INSTRUMENTS

     The Company had the following notional amounts of derivative instruments as of December 31, 1999 and 2000:

                                                                1999       2000
                                                              --------   --------
Forward foreign exchange contracts to hedge:
  -- Singapore dollar debt..................................  $461,651   $342,885
  -- plant and equipment purchases (mainly Japanese yen)....    40,763     56,973
  -- Japanese yen capital lease obligations.................    10,346      5,498
Cross currency swap.........................................        --    129,487
                                                              --------   --------
                                                              $512,760   $534,843
                                                              ========   ========

     In conjunction with the change in the functional currency effective July 1, 1998, the Company entered into forward foreign exchange contracts to hedge the principal and interest obligations associated with its Singapore dollar denominated loans with the effect of redenominating them to US dollars.

     The Company has only limited involvement with derivative financial instruments and does not use them for trading purposes. They are used to manage identified foreign currency risks (prior to July 1, 1998, principally Japanese yen and US dollars; subsequent to June 30, 1998, principally Japanese yen and Singapore dollars). See Note 2(e). Foreign currency forward contracts are generally used to reduce the potential impact of increases in foreign currency exchange rates on existing long-term debt, and to a lesser extent are used to hedge foreign currency purchase commitments. The term of forward contracts relating to long-term debt and capital lease obligations rarely exceeds five years. The term of forward contracts relating to foreign currency purchase commitments rarely exceeds six months.

     Foreign currency forward contracts used to hedge payables are carried at market value and are recorded as other assets or other liabilities in the accompanying consolidated balance sheet. Changes in market values of these agreements are deferred, and included in the basis of the hedged asset upon purchase. Foreign currency forward contracts used to hedge anticipated plant and equipment purchases are not recognized in the financial statements.

     Foreign currency forward contracts used to hedge Singapore dollar denominated debt obligations are carried at market value and are recorded as other assets or other liabilities in the accompanying consolidated balance sheet. Changes in the market values of these agreements are deferred, and included in the basis of the hedged debt.

     During the year, the Company has also entered into a cross currency swap contract to hedge the principal and interest obligations associated with a Singapore dollar debt with the effect of redenominating it to US dollars. The term of this contract is six years. This contract is carried at market value and is recorded as other assets or other liabilities in the accompanying consolidated balance sheet. Changes in market values of this contract are deferred and included in the basis of the hedged debt.

     The Company is exposed to credit losses in the event of nonperformance by the counterparties to the above exchange contracts. The Company anticipates, however, that counterparties will be able to fully satisfy their obligations under the contracts. The Company does not obtain collateral or other security to support financial instruments subject to credit risk but monitors the credit standing of counterparties.