Form 20-F
period 2001-12-31
CHARTERED SEMICONDUCTOR MANUFACTURING LTD
filed 2002-03-11
CIK 1095270

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

                                       OR

[X] Annual Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. For the fiscal year ended December 31, 2001

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

                         60 Woodlands Industrial Park D
                           Street 2, Singapore 738406
             +65-6362 2838 (Address of principal executive offices)

 Securities registered or to be registered pursuant to Section (b) of the Act:


       Title of Each Class        Name of Each Exchange on Which Registered
             None                               Not Applicable

            Securities registered pursuant to Section 12(g) of Act:

                           American Depositary Shares,

      each represented by ten Ordinary Shares, par value S$0.26 per share.
                                (Title of class)

                    Securities for which there is a reporting
                obligation pursuant to Section 15(d) of the Act:

                                 Not Applicable

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report. 1,384,147,687 Ordinary Shares as of February 28, 2002.

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

         Item 17 [ ]     Item 18 [X]

================================================================================

                                TABLE OF CONTENTS

Certain Definitions and Conventions
Presentation of Certain Financial Information

PART I                                                                                             4
     Item 1.   Identity Of Directors, Senior Management And Advisers                               4
     Item 2.   Offer Statistics And Expected Timetable                                             4
     Item 3.   Key Information                                                                     4
     Item 4.   Information On Our Company                                                         18
     Item 5.   Operating And Financial Review And Prospects                                       34
     Item 6.   Directors, Senior Management And Employees                                         45
     Item 7.   Major Shareholders And Related Party Transactions                                  57
     Item 8.   Financial Information                                                              61
     Item 9.   The Offer And Listing                                                              61
     Item 10.  Additional Information                                                             62
     Item 11.  Quantitive And Qualitative Disclosures About Market Risk                           74
     Item 12.  Description Of Securities Other Than Equity Securities                             76

PART II                                                                                           77
     Item 13.  Defaults, Dividend Arrearages And Delinquencies                                    77
     Item 14.  Material Modifications To The Rights Of Security Holders And Use Of Proceeds       77
     Item 15.  (not applicable)                                                                   77
     Item 16.  (not applicable)                                                                   77

PART IV                                                                                           77
     Item 17.  Financial Statements                                                               77
     Item 18.  Financial Statements                                                               77
     Item 19.  Exhibits                                                                           77

     SIGNATURES                                                                                   84

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


                  PRESENTATION OF CERTAIN FINANCIAL INFORMATION

     Our financial statements are reported in U.S. dollars and presented in accordance with U.S. generally accepted accounting principles, or U.S. GAAP. Our financial statements include the audited financial statements of our equity-method joint venture company, Silicon Manufacturing Partners Pte. Ltd. or SMP.

     The financial data contained herein reflects a subsequent change to our strategic alliance agreement relating to Chartered Silicon Partners Pte. Ltd., or CSP, that results in CSP being consolidated since October 1, 1999. Our shares are listed on both the Nasdaq National Market under the symbol "CHRT" and the Singapore Exchange Securities Trading Limited under the symbol "Chartered".

     For the convenience of the reader, this document contains translations of certain Singapore dollar amounts into U.S. dollars as at December 31, 2001, at an exchange rate of S$1.8308 = US$1.00. No representation is made that the Singapore dollar or U.S. dollar amounts shown in this document could have been or could be converted at such rate or at any other rate.

                                     PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

     Not applicable.


ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

     Not applicable.


ITEM 3. KEY INFORMATION

SELECTED FINANCIAL DATA

     You should read the following selected financial data in conjunction with our consolidated financial statements and the related notes and "Item 5. Operating and Financial Review and Prospects" included elsewhere in this document. The selected financial data as of December 31, 1997, 1998 and 1999 and for the years ended December 31, 1997 and 1998 are derived from our audited financial statements. However, we have not included our audited financial statements for those periods in this document. The selected financial data as of December 31, 2000 and 2001 and for the years ended December 31, 1999, 2000 and 2001 are derived from our audited financial statements included elsewhere in this document which have been audited by KPMG, independent accountants. Our financial statements are prepared in accordance with U.S. GAAP.


                                                                        Year Ended December 31,
                                          ------------------------------------------------------------------------------
                                             1997         1998(1)           1999(2)             2000             2001
                                          ------------------------------------------------------------------------------
                                                      (in thousands, except per share data and ratios)
STATEMENT OF OPERATIONS DATA:
Net revenue                               $ 379,761      $ 422,622         $694,258          $1,134,104        $ 462,656
Cost of revenue                             368,521        439,668          527,023             749,582          665,261
                                          ---------      ---------         --------          ----------        ---------
Gross profit (loss)                          11,240        (17,046)         167,235             384,522         (202,605)
                                          ---------      ---------         --------          ----------        ---------
Operating expenses:
  Research and development                   26,553         43,419           58,894              71,495           79,306
  Fab start-up costs                         10,908          1,455            8,442              27,481           13,329
  Sales and marketing                        20,184         31,872           34,359              38,400           42,250
  General and administrative                 30,144         37,389           44,619              78,788           41,908
  Stock-based compensation                    2,024         (2,780)          20,094               2,778              763
Costs incurred on termination of
 development program                              -         31,776(3)         6,500(4)                -                -
  Other operating expenses                        -              -                -              11,570(5)             -
                                          ---------      ---------         --------          ----------        ---------
     Total operating expenses                89,813        143,131          172,908             230,512          177,556
                                          ---------      ---------         --------          ----------        ---------
Operating income (loss)                     (78,573)      (160,177)          (5,673)            154,010         (380,161)

Other income (expense):
  Equity in loss of CSP                      (1,272)        (5,577)          (9,528)                  -                -
  Equity in income (loss) of SMP                  -        (14,857)         (23,282)              7,588          (92,683)
  Other income                                4,860          4,680            5,739              12,926           19,718
  Interest income                               179          1,690            6,733              54,546           46,225
  Interest expense                          (12,782)       (20,137)         (17,822)            (17,561)         (39,652)
  Exchange gain (loss)                      (31,678)         5,237            5,862               8,414            4,216
                                          ---------      ---------         --------          ----------        ---------
Income (loss) before income taxes          (119,266)      (189,141)         (37,971)            219,923         (442,337)
Income tax expense                             (355)          (865)          (2,131)            (18,704)         (14,244)
                                          ---------      ---------         --------          ----------        ---------
Income (loss) before minority interest     (119,621)      (190,006)         (40,102)            201,219         (456,581)
Minority interest in loss of CSP                  -              -            7,483              43,547           72,629
                                          ---------      ---------         --------          ----------        ---------
Net income (loss)                         $(119,621)     $(190,006)        $(32,619)         $  244,766        $(383,952)
                                          =========      =========         ========          ==========        =========


                                                                                    Year Ended December 31,
                                                           -------------------------------------------------------------------------
                                                             1997          1998(1)         1999(2)         2000             2001
                                                           -------------------------------------------------------------------------
                                                                       (in thousands, except per share data and ratios)
Net income (loss) per ordinary share:
  Basic                                                    $  (0.24)      $  (0.24)      $    (0.03)    $     0.18       $    (0.28)
  Diluted                                                  $  (0.24)      $  (0.24)      $    (0.03)    $     0.18       $    (0.28)

Shares used in per ordinary share calculation:
  Basic                                                     490,407        784,541        1,035,181      1,342,516        1,381,712
  Diluted                                                   490,407        784,541        1,035,181      1,364,322        1,381,712

Net income (loss) per ADS
  Basic                                                    $  (2.44)      $  (2.42)      $    (0.32)    $     1.82       $    (2.78)
  Diluted                                                  $  (2.44)      $  (2.42)      $    (0.32)    $     1.79       $    (2.78)

ADSs used in per ADS calculation:
  Basic                                                      49,041         78,454          103,518        134,252          138,171
  Diluted                                                    49,041         78,454          103,518        136,432          138,171

OTHER DATA(6)
Ratio of earnings to fixed charges                                -              -            0.88X          7.09X                -
Deficiency of earnings available
 to cover fixed charges                                     124,393        169,382            2,900              -          354,919


                                                                              As of December 31,
                                           ---------------------------------------------------------------------------------------
                                              1997                1998               1999               2000               2001
                                           ---------------------------------------------------------------------------------------
                                                                               (in thousands)
BALANCE SHEET DATA
Cash and cash equivalents                  $   23,785          $   99,619         $  544,996         $  924,116         $1,041,616
Working capital (deficit)                    (328,927)             13,099            294,562            548,721            642,487
Total assets                                1,278,968           1,321,510          2,137,485          3,217,122          3,144,342
Short-term borrowings and current
 portion of long-term debt                     10,591              52,128            119,991            156,343            198,160
Current installments of obligations
 under capital leases                           4,078               4,329              5,767              7,822                  -
Obligations under capital leases,
 Excluding current installments                17,745              13,414              7,822                  -                  -
Other long-term debt                          273,008             419,545            423,668            426,120            914,070
Net assets                                    310,806             601,246          1,141,750          1,969,283          1,582,632
Share capital                                 143,384             221,433            264,529            279,893            280,480
Shareholders' equity                          310,806             601,246          1,141,750          1,969,283          1,582,632

------------
(1) Effective July 1, 1998, we changed our functional currency from the Singapore dollar to the U.S. dollar.

(2)  CSP was treated as a consolidated subsidiary from October 1, 1999.

(3) In 1998, we recorded a charge of $31.8 million relating to the write-down of equipment in connection with the termination of a development program.

(4) In 1999, we recorded a charge of $6.5 million in connection with the termination of a development program.

(5) In 2000, we accrued a liability of $11.6 million to reflect the estimated loss on a licensing agreement. As of December 31, 2001, we have paid $5.0 million of this liability and we believe that the accrued balance covers the specified issue and do not anticipate the need for additional accruals for this matter.

(6) For purposes of calculating the ratio of earnings to fixed charges and the deficiency, if any, earnings consists of income (loss) before income taxes, minority interest, and equity in income (loss) of equity affiliates, plus fixed charges and amortization of capitalized interest, less interest capitalized. Fixed charges consist of interest expensed and capitalized, plus amortization of capitalized expenses related to indebtedness, plus one-third of rental expenses on operating leases (such amounts representing the interest portion of rental expense). No preference dividends were made during the period indicated.


RISK FACTORS

     Chartered Semiconductor Manufacturing Ltd. or Chartered wishes to caution readers that the following important factors, and those important factors described in other reports and documents submitted to, or filed with, the Securities and Exchange Commission, among other factors, could affect the company's results. If any of the following risks actually occur, our business, results of operations and financial condition would likely suffer and actual results could differ materially from those expressed in any forward-looking statements made by, or on behalf of, the company.

RISKS RELATED TO OUR FINANCIAL CONDITION

WE HAVE A HISTORY OF LOSSES AND NEGATIVE OPERATING CASH FLOWS AND THIS MAY CONTINUE.

     Since our inception in 1987, we have incurred significant net losses and negative operating cash flows. This was true even in years in which our revenues increased. For example, in 1998, and 1999, we incurred net losses of $190.0 million and $32.6 million, respectively. More recently, for the year ended December 31, 2001, we incurred a net loss of $384.0 million due to a reduction in revenues and under-utilization of capacity at our fabrication facilities.

     As of December 31, 2001, we had a retained deficit of approximately $416.9 million. We cannot assure you that our net losses or negative operating cash flows will not continue or increase in the future or that we will return to being profitable. Please see "Item 3. Key Information -- Selected Financial Data" and "Item 5. Operating and Financial Review and Prospects" for information regarding our financial condition.


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

     The term "capacity utilization" means the actual number of semiconductor wafers we are processing at a fabrication facility, or fab, in relation to the total number of wafers we have the capacity to process. Where we refer to capacity utilization in this document, such capacity utilization includes the utilization of our allocated capacity with SMP. Our capacity utilization affects our operating results because a large percentage of our operating costs are fixed. For example, in 1996, 1997 and 1998, a worldwide over-capacity of semiconductor wafer supply resulted in lower utilization rates at our fabs. More recently, in 2001, we experienced under-utilization of capacity at our fabs and our average capacity utilization in 2001 was 35% due to lower demand across all of our market segments. We estimate that our capacity utilization in the first quarter of 2002 will be in the mid to high 20s percentage range, compared to 25% in the fourth quarter of 2001, as market demand remains weak and the over-capacity in market supply continues. The weak market demand and over-capacity have had and may continue to have a negative effect on our company. Other factors potentially affecting capacity utilization rates are the complexity and mix of the wafers produced, overall industry conditions, operating efficiencies, the level of customer orders, mechanical failure, disruption of operations due to expansion of operations or relocation of equipment and fire or natural disaster.

     Because the price of wafers varies significantly, the mix of wafers produced affects revenue and profitability. The value of a wafer is determined by the complexity of the device on the wafer. Production of devices with higher level functionality and greater system-level integration requires more manufacturing steps than the production of less complex devices and commands higher wafer prices. However, increasing the complexity of devices that we manufacture does not necessarily lead to increased profitability because the higher wafer prices for such devices may be offset by higher depreciation and amortization due to an increase in capital expenditures needed to manufacture such devices.

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

     -    inventory and supply chain management of our customers;

     -    our customers' adjustments to their inventory;

     - the loss of a key customer or the postponement of an order from a key customer;

     -    the rescheduling or cancellation of large orders;

     -    the rescheduling or cancellation of planned capital expenditures;

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

     Our business and the nature of our industry require us to make substantial capital expenditures leading to a high level of fixed costs. We expect to incur significant capital expenditures in connection with our growth plans. For example, in 1999 and 2000, we incurred $340 million and $964 million in capital expenditures, respectively. Even in the midst of challenging economic conditions in 2001 we invested approximately $490 million in capital expenditures, primarily in equipping Fab 3 and Fab 6 and in the construction and installation of mechanical and electrical fittings for Fab 7, as part of our continuing strategy of positioning ourselves to compete in the event of an economic recovery. We expect to incur approximately $400 million in capital expenditures in 2002, focused primarily on leading-edge technologies. In addition, future capital expenditures required to fully equip Fab 7 will be substantial.

     We also anticipate that from time to time we will expand and add equipment to increase the capacity of our existing fabs, two of which are jointly-owned with third parties. We expect to require additional financing to complete such equipping. The foregoing capital expenditures will be made in advance of sales. Given the fixed cost nature of our business, we may incur losses if our revenue does not adequately offset the level of depreciation resulting from our capital expenditures, as occurred in 1997, 1998, 1999 and in 2001. Additionally, our actual expenditures may exceed our planned expenditures for a variety of reasons, including changes in our growth plan, our process technology, market conditions, customer requirements, interest rates and other factors.

     We will require additional financing to fund our current growth plan. There can be no assurance that additional financing will be available at all or, if available, that such financing will be obtained on terms favorable to us or that any additional financing will not be dilutive to our shareholders or creditors. In addition, a substantial portion of our borrowings is guaranteed by our controlling shareholder, Singapore Technologies Pte Ltd, or ST, and its affiliates. We may not be able to obtain similar credit guarantees from ST or its affiliates in the future.


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

     - limit our flexibility in planning for, or reacting to, changes in our business and the semiconductor industry; and

     - limit our ability to incur additional borrowings or raise additional financing through equity or debt instruments.

     We cannot assure you that we will be able to make interest and principal payments on debt incurred in connection with our growth if the average selling prices or demand for our semiconductor wafers are lower than expected.


RISKS RELATED TO OUR OPERATIONS

THE CYCLICAL NATURE OF THE SEMICONDUCTOR INDUSTRY AND THE PERIODIC OVER-CAPACITY THAT RESULTS FROM THIS MAY SERIOUSLY HARM OUR COMPANY.

     The semiconductor industry has historically been highly cyclical and, at various times, has experienced significant economic downturns characterized by production over-capacity, reduced product demand, and rapid erosion of average selling prices. For example, after experiencing average utilization rates around 100%, and wafer shipments in excess of 920,000 eight-inch equivalent wafers in 2000, our average utilization rates in 2001 fell to 35% and our wafer shipments of eight-inch equivalent wafers fell to 390,000.

     Historically, companies in the semiconductor industry have expanded aggressively during periods of increased demand, as we and our competitors have done. As a result, periods of over-capacity in the semiconductor industry have frequently followed periods of increased demand. We expect this pattern to be repeated in the future. In addition, the markets for semiconductors are characterized by rapid technological change, intense competition and fluctuations in end-user demand. Our operating results for 1997 and 1998 were seriously harmed by a downturn in the semiconductor market. In 2001, the combination of a sharp inventory correction in end markets and weakening economic conditions, has harmed, and may continue to harm our company. Future downturns in the semiconductor industry may also be severe and could seriously harm our company.


A DECREASE IN DEMAND FOR COMMUNICATIONS EQUIPMENT AND PERSONAL COMPUTERS MAY SIGNIFICANTLY DECREASE THE DEMAND FOR OUR SERVICES.

     A significant percentage of our sales revenue is derived from customers who use our manufacturing services to make semiconductors for communications equipment and personal computers. Any significant decrease in the demand for communications equipment or personal computers may decrease the demand for our services and could seriously harm our company. In addition, the declining average selling prices of communications equipment and personal computers place significant downward pressure on the prices of the components that are used in such equipment. If the average selling prices of communications equipment and personal computers continue to decrease, the downward pricing pressure on components produced by our company may reduce our revenue and therefore reduce our gross profit margin significantly.

     More recently in 2001, the weakening global economy, declining end markets and protracted correction of abnormally high inventories have caused a severe decline in demand for semiconductor wafers by our customers, particularly in the communications market, which was disproportionately impacted in the downturn. This has and may continue to result in downward pricing pressure and the reduction of our revenue and our gross profit margins which could seriously harm our company.


WE DEPEND ON A SMALL NUMBER OF CUSTOMERS FOR A SIGNIFICANT PORTION OF OUR REVENUES.

     We have been largely dependent on a small number of customers for a substantial portion of our business. Our top ten customers accounted for 58.8% and 61.6% of our total net revenue in 2000 and 2001, respectively. In 2000, our two largest customers accounted for 12.9% and 9.7% of our total net revenue, respectively, and in 2001, our two largest customers accounted for 21.0% and 6.4% of our total net revenue, respectively. We expect that we will continue to be dependent upon a relatively limited number of customers for a significant portion of our revenue. We cannot assure you that revenue generated from these customers, individually or in the aggregate, will reach or exceed historical levels in any future period. Loss or cancellation of business from, significant changes in scheduled deliveries to, the return of wafers due to quality or reliability issues by, or decreases in the prices of services sold to, any of these customers could seriously harm our company. Please see "Item 4. Information on Our Company -- Customers and Markets" for additional information regarding our customers.


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


WE DEPEND ON OUR TECHNOLOGY PARTNERS TO ADVANCE OUR PORTFOLIO OF PROCESS TECHNOLOGIES.

     Enhancing our manufacturing process technologies is critical to our ability to provide services for our customers. We intend to continue to advance our process technologies through internal research and development efforts and technology alliances with leading semiconductor vendors. Although we have an internal research and development team focused on developing new semiconductor manufacturing process technologies, we are dependent on our technology partners to advance our portfolio of process technologies. We currently have joint development and technology sharing agreements with Agere Systems Inc., with Agilent Technologies, and a joint development agreement with Ericsson Microelectronics AB, or Ericsson. For more information on recent developments regarding our joint development agreement with Agere Systems Inc., please see "Item 4. Information on Our Company -- Research and Development". If we are unable to continue our technology alliances with these partners on mutually beneficial economic terms, or are unable to enter into new technology alliances with other leading semiconductor vendors, we may not be able to continue providing our customers with leading-edge process technologies, which could seriously harm our company.

WE DEPEND ON OUR STRATEGIC ALLIANCES RELATING TO FAB 5 AND FAB 6. TERMINATION OR MODIFICATION OF EITHER OF THESE ALLIANCES COULD SERIOUSLY HARM OUR COMPANY.

     We currently have two strategic alliances relating to the operation of Fab 5 and Fab 6. SMP, which operates Fab 5, is jointly-owned with Agere Systems Singapore Pte. Ltd. (formerly Lucent Technologies Microelectronics Pte. Ltd.), a subsidiary of Agere Systems Inc. CSP, which owns and operates Fab 6, is jointly-owned with a subsidiary of Agilent Technologies, EDB Investments Pte. Ltd. and a subsidiary of ST. We believe our alliances with these companies give us access to select leading-edge process technologies, moderate our development costs and capital expenditures and increase our fab utilization rates. The termination of either of these alliances or any modification of either alliance which adversely affects our rights under the alliance could seriously harm our company. Please see "Item 4. Information on Our Company -- Strategic Alliances -- Chartered Silicon Partners" and "Item 4. Information on Our Company -- Strategic Alliances -- Silicon Manufacturing Partners" for a more detailed description of these alliances and for certain recent developments.


WE MAY NOT BE ABLE TO COMPETE SUCCESSFULLY IN OUR INDUSTRY.

     The worldwide semiconductor foundry industry is highly competitive. We compete with dedicated foundry service providers such as Taiwan Semiconductor Manufacturing Corporation, or TSMC, and United Microelectronics Corporation, or UMC, as well as the foundry operation services of some integrated device manufacturers or IDMs such as International Business Machines, or IBM. IDMs principally manufacture and sell their own proprietary semiconductor products, but may offer foundry services. Further, there have been a number of new entrants to the semiconductor foundry industry. In particular, foundries in Korea, Malaysia and China are now becoming increasingly significant. Our competitors may have greater access to capital and substantially greater production, research and development, marketing and other resources than we do. As a result, these companies may be able to compete more aggressively over a longer period of time than we can.

     A number of semiconductor manufacturers, including our primary competitors have announced plans to increase their manufacturing capacity (including setting up fabrication facilities in Singapore). Although some of these plans may have been delayed as a result of the industry downturn, we expect that they will be initiated when the economic and industry conditions improve. As a result, we expect that there will be a significant increase in worldwide semiconductor capacity over the next five years. If growth in demand for this capacity fails to match the growth in supply, or occurs more slowly than anticipated, there may be more intense competition and pressure on the pricing of our services may result. Any significant increase in competition may erode our profit margins and weaken our earnings.

     The principal elements of competition in the wafer foundry market include technical competence, time-to-market, research and development quality, available capacity, device yields, customer service, price, design services, access to intellectual property and electronic design automation, or EDA, tool support. We cannot assure you that we will be able to compete successfully in the future, which could seriously harm our company.


OUR BUSINESS DEPENDS IN PART ON OUR ABILITY TO OBTAIN AND PRESERVE INTELLECTUAL PROPERTY RIGHTS.

     Our ability to compete successfully and achieve future growth will depend, in part, on our ability to protect our proprietary technology. As of December 31, 2001, we had filed an aggregate of 1,254 patent applications worldwide (636 of which were filed in the U.S.), and held 490 patents worldwide (358 of which are U.S. patents), relating to our production processes. We intend to continue to file patent applications when and where appropriate to protect our proprietary technologies. The process of seeking patent protection may take a long time and be expensive. We cannot assure you that patents will be issued from pending or future applications or that, if patents are issued, they will not be challenged, invalidated or circumvented or that the rights granted under the patents will provide us with meaningful protection or any commercial advantage. In addition, we cannot assure you that the Asian countries in which we market our services, such as Taiwan and China, will protect our intellectual property rights to the same extent as the United States or U.S. Please see "Item
4. Information on Our Company -- Intellectual Property" for a more detailed description of our proprietary technology.


WE MAY BE SUBJECT TO INTELLECTUAL PROPERTY RIGHTS DISPUTES.

     Our ability to compete successfully depends on our ability to operate without infringing the proprietary rights of others. We have no means of knowing what patent applications have been filed in the U.S. and elsewhere. Although we are not currently a party to any material litigation involving patent infringement, the semiconductor industry is characterized by frequent litigation regarding patent and other intellectual property rights. As is typical in the semiconductor industry, we have from time to time received communications from third parties asserting patents that cover certain of our technologies and alleging infringement of certain intellectual property rights of others. We expect to receive similar communications in the future. In the event any third party were to make a valid claim against us or our customers we could be required to:

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


WE DO NOT CARRY PRODUCT LIABILITY INSURANCE.

     We and our subsidiaries do not carry product liability insurance, as claims for product liability are usually brought as a result of loss or damage caused by defective product designs, and the designs for semiconductor devices that we manufacture are provided by our customers. This, as well as the high costs of obtaining such product liability insurance, are the reasons why we do not carry such insurance. However, in the unlikely event that we are faced with a product liability claim for which we are responsible, we will not be insured against such claims, and this could seriously harm our company.


WE EXPECT TO EXPERIENCE INCREASING COSTS OF INSURANCE COVERAGE, DECREASES IN THE SCOPE OF COVERAGE PROVIDED AND LESS FAVORABLE TERMS IN THE INSURANCE MARKET.

     Following the tragic events of September 11, 2001 and the increased risk of terrorist attacks, the costs of insurance coverage have risen sharply. For example, the premiums we paid for our most recent renewal of our insurance coverage commencing from January 2002 were 2.2 times more than premiums we paid for such coverage for the previous year. Further, the resulting shortage of capacity in the insurance market has also led to increasing difficulty and costs in securing adequate coverage and in obtaining coverage on the same terms as were previously available. While we have been able to obtain coverage in the past, we cannot assure you that we will continue to do so in the future. In the event that we fail to secure adequate coverage in the future, we could be seriously harmed by the occurrence of a loss that is not covered.


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

     We also depend on a limited number of manufacturers and vendors that make and sell the complex equipment we use in our manufacturing processes. In periods of high market demand, the lead times from order to delivery of this equipment could be as long as 12 months, or even longer if, as a result of reduced orders placed in the preceding period, we are accorded less favorable priority by manufacturers and vendors. If there are delays in the delivery of this equipment or if there are increases in the cost of this equipment, it could seriously harm our company. Further, the long lead time reduces our flexibility in responding to changing market conditions. Please see "Item 4. Information on Our Company -- Equipment and Materials" for additional information regarding our relationships with our suppliers of materials and equipment.

OUR ABILITY TO SUCCESSFULLY PARTNER WITH EDA VENDORS TO MEET CUSTOMERS' DESIGN NEEDS DEPENDS ON THE AVAILABILITY OF THE RELEVANT SERVICES, TOOLS AND TECHNOLOGIES AND OUR ABILITY TO MEET OUR CUSTOMERS' SCHEDULE AND BUDGET REQUIREMENTS.

     We have established relationships with EDA vendors. Together we work to develop a process that is production-proven and tailored to our customers' design needs. Our ability to successfully meet our customers' design needs depends on the availability of the relevant services, tools and technologies, and on whether we, together with the EDA vendors, are able to meet customers' schedule and budget requirements. Difficulties or delays in these areas may adversely affect the success of our partnerships with EDA vendors and consequently, our ability to attract customers, and thereby seriously harm our company.


WE DEPEND ON ST ASSEMBLY TEST SERVICES LTD. FOR MOST OF OUR SEMICONDUCTOR ASSEMBLY AND TESTING REQUIREMENTS.

     Semiconductor assembly and testing are complex processes which involve significant technological expertise and specialized equipment. We work with several vendors for the back-end portion of our turnkey services. However, to the extent that turnkey services are required by our customers, we currently subcontract to our affiliate ST Assembly Test Services Ltd., or STATS, a significant amount of such orders. STATS may, from time to time, experience production interruption due to, among other things, technical problems occurring during the assembly and testing processes. Because STATS is our major provider of these services, any prolonged interruption in STATS' operations or the termination of our affiliation with STATS could seriously harm our company.


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


OUR FAILURE TO COMPLY WITH CERTAIN ENVIRONMENTAL REGULATIONS COULD SERIOUSLY HARM OUR COMPANY.

     We are subject to a variety of laws and governmental regulations in Singapore relating to the use, discharge and disposal of toxic or otherwise hazardous materials used in our production process. While we believe that we are currently in compliance in all material respects with such laws and regulations, if we fail to use, discharge or dispose of hazardous materials appropriately, our company could be subject to substantial liability or could be required to suspend or adversely modify our manufacturing operations. In addition, we could be required to pay for the cleanup of our properties if they are found to be contaminated even if we are not responsible for the contamination. We maintain insurance policies to guard against losses resulting from unintended and unexpected pollution caused by our company. While we believe our insurance coverage is adequate, we cannot assure you that it would be sufficient to cover all our potential losses.


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

     - delays in securing the necessary governmental approvals and land lease;

     - delays arising from modifications in capacity expansion plans as a result of uncertainty in economic conditions; and

     - delays arising from demand exceeding supply and long lead times for delivery of equipment during periods of growth in the industry.


WE DEPEND ON KEY PERSONNEL AND, DUE TO THE STRONG DEMAND IN SINGAPORE FOR SKILLED LABOR, MAY HAVE DIFFICULTY ATTRACTING SUFFICIENT NUMBERS OF SKILLED EMPLOYEES.

     Our success depends to a significant extent upon the continued service of our key senior executives and our engineering, marketing, customer services, manufacturing, support and other personnel. In addition, in connection with our growth plans, we are likely to need a greater number of experienced engineers and other employees in the future. The competition for skilled employees is intense. Due to the current shortage of experienced personnel in Singapore, we must recruit our personnel internationally. This is more expensive than hiring personnel locally, and therefore increases our operating costs. As of December 31, 2001, a majority of our employees were citizens of countries other than Singapore. We expect demand for personnel in Singapore to increase significantly in the future as new wafer fabrication facilities, including those of our competitors, are established in Singapore. If we were to lose the services of any of our existing key personnel without adequate replacements, or were unable to attract and retain new experienced personnel as we grow, it could seriously harm our company. We do not carry "key person" life insurance on any of our personnel.

WE MAY NOT BE ABLE TO MANAGE OUR GROWTH, WHICH COULD SERIOUSLY HARM OUR COMPANY.

     We have experienced a period of significant growth, particularly in late 1999 and in 2000. This growth has placed, and our future growth may place, a significant strain on our managerial, technical, financial, production, operational and other resources. In particular, by expanding our manufacturing facilities and equipping new facilities we may create additional capacity at our fabs, which, if not utilized, would reduce our profitability and could seriously harm our company.


RISKS RELATED TO COVENANTS IN OUR LOAN AGREEMENTS.

     Many of our loans, including loans incurred by our subsidiary, CSP, and our joint venture company, SMP, contain various financial and other covenants. Among other things, these covenants require the maintenance of certain financial ratios (including total debt to net worth) and that ST own, directly or indirectly, at least 51% of our outstanding shares. If we fail to comply with these covenants, we could be in a default under these loans and the lenders would have the right to accelerate our obligation to repay the outstanding borrowings under these loans. Such a default could also cause cross-defaults under other loans and could seriously harm us.

     In addition, many of our loans require that we obtain prior written consent from our lenders prior to incurring indebtedness or creating security interests over our assets. Consequently, although we have been able to obtain such lender consent in the past, we may be limited in our ability to obtain future financing. Any inability to obtain such future financing could seriously harm our company.


RISKS RELATED TO INVESTMENTS IN A CONTROLLED CORPORATION

SINGAPORE TECHNOLOGIES CONTROLS OUR COMPANY AND ITS INTERESTS MAY CONFLICT WITH THE INTERESTS OF OUR OTHER SHAREHOLDERS.

     As of February 28, 2002, ST and its affiliate beneficially own approximately 60.6% of our outstanding ordinary shares. As a result, ST is able to exercise control over many matters requiring approval by our shareholders, including the election of directors and approval of significant corporate transactions.

     ST also provides us with financing, guarantees some of our debt and enters into forward foreign exchange contracts with us. While we believe that ST will continue to provide us credit and other support, ST has no obligation to do so and the availability and the amount of its support may not be at the same levels as previously provided.

     We also have contractual and other business relationships with ST and its affiliates and may engage in transactions from time to time that are material to us. Although the Audit Committee of our Board of Directors will review all material transactions between our company and ST and its affiliates, circumstances may arise in which the interests of ST and its affiliates could conflict with the interests of our other shareholders. Because ST and its affiliates own a significant portion of our ordinary shares, they could delay or prevent a change in control of our company, even if a transaction of that nature would be beneficial to our other shareholders. Our Articles of Association do not contain any provision requiring that ST and its affiliates own at least a majority of our ordinary shares. Please see "Item 7. Major Shareholders and Related Party Transactions" for additional information regarding our relationship with ST and its affiliates.


RISKS RELATED TO INVESTMENT IN A FOREIGN CORPORATION

WE OPERATE INTERNATIONALLY AND ARE THEREFORE AFFECTED BY PROBLEMS IN OTHER COUNTRIES.

     Our principal customers are located in the U.S., Europe and Taiwan and our principal vendors are located in the U.S., Japan and Europe. As a result, we are affected by economic and political conditions in those countries, including:

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


ECONOMIC CONDITIONS WHERE OUR CUSTOMERS AND THEIR MARKETS ARE LOCATED MAY HAVE A NEGATIVE IMPACT ON OUR REVENUE.

     A significant portion of our revenue is derived from sales to customers whose semiconductors are used in products that are sold in the U.S., Europe, Japan, Taiwan and other countries in East and Southeast Asia. Our results of operations in the future could be negatively impacted if the economic environment in these countries deteriorates. For example, in 1998, many countries in Asia experienced considerable currency volatility and depreciation, high interest rates and declining asset values. As a result, there was a general decline in business and consumer spending and a decrease in economic growth as compared with prior years. Although Singapore was not materially affected by these events, our results of operations in 1998 were affected by overall regional economic conditions because demand for semiconductor products generally rises as the overall level of economic activity increases and falls as activity decreases. More recently in 2001, the semiconductor industry experienced its sharpest contraction on record as weakening global economic conditions contributed to a severe decline in the demand for electronic products that use semiconductors.


EXCHANGE RATE FLUCTUATIONS MAY AFFECT THE VALUE OF OUR SECURITIES.

     Our financial statements are prepared in U.S. dollars. Our net revenue is generally denominated in U.S. dollars and our operating expenses are generally incurred in U.S. dollars and Singapore dollars. Our capital expenditures are generally denominated in U.S. dollars, Japanese yen, Singapore dollars and other currencies. Although we hedge a portion of the resulting net foreign exchange position through the use of forward exchange contracts, we are still affected by fluctuations in exchange rates among the U.S. dollar, the Japanese yen, the Singapore dollar and other currencies. We are particularly affected by fluctuations in the exchange rate between the U.S. dollar and the Singapore dollar. For example, in 2001, substantially all of our revenue and approximately 68.9% of our cost of revenue were denominated in U.S. dollars. If the Singapore dollar strengthens against the U.S. dollar by 2.0%, our cost of revenue will increase by 0.5%. Likewise, if the Singapore dollar weakens against the U.S. dollar by 2.0%, our cost of revenue will decrease by 0.5%. Any significant fluctuation in exchange rates may harm our company. In addition, fluctuations in the exchange rate between the U.S. dollar and the Singapore dollar could affect the U.S. dollar value of our securities, and the value of any cash dividends if paid in U.S. or Singapore dollars.


OUR PUBLIC SHAREHOLDERS MAY HAVE MORE DIFFICULTY PROTECTING THEIR INTERESTS THAN THEY WOULD AS SHAREHOLDERS OF A U.S. CORPORATION.

     Our corporate affairs are governed by our Memorandum and Articles of Association and by the laws governing corporations incorporated in Singapore. The rights of our shareholders and the responsibilities of the members of our Board of Directors under Singapore law may be different from those applicable to a corporation incorporated in the U.S. Therefore, our public shareholders may have more difficulty in protecting their interests in connection with actions taken by our management, members of our Board of Directors or our controlling shareholders than they would as shareholders of a corporation incorporated in the U.S. For example, controlling shareholders in U.S. corporations are subject to fiduciary duties while controlling shareholders in Singapore corporations are not subject to such duties. Please see "Item 7. Major Shareholders and Related Party Transactions" for a discussion relating to our controlling shareholders, ST and its affiliates.

IT MAY BE DIFFICULT FOR YOU TO ENFORCE ANY JUDGMENT OBTAINED IN THE UNITED STATES AGAINST US OR OUR AFFILIATES.

     Our company is incorporated under the laws of the Republic of Singapore. Many of our directors and senior management, and some of the experts named in this document, reside outside the U.S. In addition, virtually all of our assets and the assets of those persons are located outside the U.S. As a result, it may be difficult to enforce in or out of the U.S. any judgment obtained in the U.S. against us or any of these persons, including judgments based upon the civil liability provisions of the U.S. securities laws. In addition, in original actions brought in courts in jurisdictions located outside the U.S., it may be difficult for investors to enforce liabilities based upon U.S. securities laws.

     We have been advised by Allen & Gledhill, our Singapore legal counsel, that judgments of U.S. courts based on the civil liability provisions of the federal securities laws of the U.S. are not enforceable in Singapore courts. Allen & Gledhill has also advised us that there is doubt as to whether Singapore courts will enter judgments in original actions brought in Singapore courts based solely upon the civil liability provisions of the federal securities laws of the U.S.


SINGAPORE LAW CONTAINS PROVISIONS THAT COULD DISCOURAGE A TAKEOVER OF OUR
COMPANY.

     The Securities and Futures Act 2001 and the Singapore Code on Takeovers and Mergers contain certain provisions that may delay, deter or prevent a future takeover or change in control of our company. Any person acquiring an interest, either on his or her own or together with parties acting in concert with him or her, in 30% or more of our voting shares must extend a takeover offer for the remaining voting shares in accordance with the Singapore Code on Takeovers and Mergers. A takeover offer is also required to be made if a person holding between 30% and 50% (both inclusive) of the voting rights (either on his or her own or together with parties acting in concert with him or her) acquires an additional 1% of our voting shares in any 6-month period. The preceding provisions may discourage or prevent certain types of transactions involving an actual or threatened change of control of our company. This may harm you because a transaction of that kind may allow you to sell your shares at a price above the prevailing market price.


WE MAY BECOME A PASSIVE FOREIGN INVESTMENT COMPANY IN THE FUTURE.

     Based on our asset composition and operations, we do not believe that we are a passive foreign investment company, or PFIC. However, there can be no assurances that we will not become a PFIC in the future. If, for example, the "passive income" earned by us exceeds 75% or more of our "gross income", we will become a PFIC under the "income test". Passive income for the PFIC purposes includes, among other things, interest, dividends, royalties, rents and annuities. If we were to become a PFIC at any time during a U.S. person's holding period, such U.S. person holding ordinary shares or ADSs would be required, if the "mark to market" election were not made, to pay an interest charge on certain distributions from us or upon a sale or other disposition of ordinary shares or ADSs and face other adverse tax consequences. Please see "Item 10. Additional Information - Taxation - U.S. Federal Taxation -- PFIC Rules." It is strongly urged that U.S. persons holding ordinary shares or ADSs consult their own tax advisors regarding the application of the PFIC rules.


RISKS RELATED TO OUR SECURITIES AND OUR TRADING MARKET

THE FUTURE SALES OF SECURITIES BY OUR COMPANY OR EXISTING SHAREHOLDERS MAY HURT THE PRICE OF OUR SECURITIES.

     If we or our shareholders sell a large number of our securities in the public market, including sales under the shelf registration statement we filed on March 12, 2001, the trading price of such securities could decrease dramatically. Any perception that these sales could occur could also result in a dramatic decline in the trading price of our securities. These sales also might make it more difficult for us to sell securities in the future at a time and at a price that we deem appropriate. As of February 28, 2002, we had an aggregate of 1,384,147,687 ordinary shares outstanding (including ordinary shares represented by ADSs). ST and its affiliate own 839,069,380 of our outstanding ordinary shares. All of our outstanding shares are freely tradable in Singapore and in the U.S. (in the form of ADSs), except that the shares owned by our affiliates, including ST and its affiliate, may only be sold in the U.S. if they are registered or if they qualify for an exemption from registration, including under Rule 144 under the Securities Act of 1933, or the Securities Act. On March 12, 2001, we filed a shelf registration statement registering $4,000,000,000 of securities, of which $2,425,000,000 relates to securities we may issue from time to time and $1,000,000,000 relates to ordinary shares that ST and its affiliate, in the aggregate, may offer from time to time.

THE MARKET PRICES OF OUR SECURITIES HAVE BEEN AND MAY CONTINUE TO BE HIGHLY VOLATILE.

     The market prices of our securities have fluctuated widely and may continue to do so. For example, from our initial public offering in October 1999 through February 28, 2002, the trading price of our ADSs has ranged from a high of $105.75 per ADS to a low of $16.37 per ADS. During the same period, the trading price of our ordinary shares has ranged from a high of S$18.50 per ordinary share to a low of S$2.99 per ordinary share. Many factors could cause the market prices of our securities to rise and fall. Some of these factors include:

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

     - announcements made by us or our competitors of significant acquisitions, strategic partnerships or joint ventures;

     - announcements made by our customers of their performance or financial results and of their foundry alliances and relationships;

     - market rumors or speculation about our business, operations or affairs.

     -    additions or departures of key personnel; and

     -    other events or factors, many of which are beyond our control.

     The financial markets in the U.S., Singapore and other countries have experienced significant price and volume fluctuations, and market prices of technology companies have been and continue to be extremely volatile. Volatility in the prices of our securities may be caused by factors outside of our control and may be unrelated or disproportionate to our operating results. In the past, following periods of volatility in the market price of a public company's securities, securities class action litigation has often been instituted against that company. Such litigation could result in substantial costs and a diversion of our management's attention and resources.


THE SINGAPORE SECURITIES MARKET IS RELATIVELY SMALL AND MORE VOLATILE THAN U.S. MARKETS AND MAY CAUSE THE MARKET PRICE OF OUR SECURITIES TO FLUCTUATE.

     The Singapore Exchange Securities Trading Limited, or the Singapore Exchange, is relatively small and more volatile than stock exchanges in the U.S. and certain other European countries. As of December 31, 2001, there were 386 Singapore companies listed on the Main Board of the Singapore Exchange and the aggregate market capitalization of listed equity securities of these companies was approximately $180 billion. For the year ended December 31, 2001, the average daily equity trading value on the Singapore Exchange (including shares traded on the CLOB International trading system) was approximately $287 million, with an annualized aggregate trading value of approximately $72 billion. The relatively small market capitalization of, and trading volume on, the Singapore Exchange may cause the market price of securities of Singapore companies, including our securities, to fluctuate in both the domestic and the international markets.


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


FORWARD-LOOKING STATEMENTS CONTAINED IN THIS DOCUMENT MAY NOT BE REALIZED

     This document contains forward-looking statements, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements, including without limitation, statements relating to our capacity utilization, capital expenditures, financings, production capacity, equipping of our fabrication facilities (including our revision in plans and the expected pilot production date for Fab 7), our research and development expenditure, our QS-9000 certification, our e-Business strategy, our near-term and long-term outlook in the foundry services market, the appropriateness of our business model and strategy as well as our technology roadmap, reflect our current views with respect to future events and financial performance, and are subject to certain risks and uncertainties, which could cause actual results to differ materially from historical results or those anticipated. For example, delays in the implementation of our partnership, technology and supply alliances, delays or interruptions in the equipping of our fabrication facilities, a reduction in the performance level of our fabrication facilities, changes in the market outlook and trends, customer demands, delays in technological advances, unavailability of materials, equipment, manpower, expertise and timely regulatory approvals, as well as the availability of financings and the terms thereof, could cause actual results to differ materially. Although we believe the expectations reflected in such forward-looking statements are based upon reasonable assumptions, we can give no assurance that our expectations will be attained. In addition to the foregoing factors, a description of certain other risks and uncertainties which cause actual results to differ materially can be found in "Item 3. Key Information -- Risk Factors." You are cautioned not to place undue reliance on these forward-looking statements, which reflect management's current analysis of future events. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.


ITEM 4. INFORMATION ON OUR COMPANY

HISTORY AND DEVELOPMENT OF OUR COMPANY

     Chartered's full legal name is Chartered Semiconductor Manufacturing Ltd. Chartered is a limited liability company incorporated in the Republic of Singapore in 1987. Our principal executive and registered offices are located at 60

Woodlands Industrial Park D, Street 2, Singapore 738406. Our telephone number is (65) 6362 2838. Our internet address is www.charteredsemi.com. INFORMATION CONTAINED IN OUR WEB SITE DOES NOT CONSTITUTE A PART OF THIS DOCUMENT.

     Our agent for service in the U.S. is our subsidiary, Chartered Semiconductor Manufacturing, Inc., 1450 McCandless Drive, Milpitas, California 95035, telephone (408) 941 1100.

     We have one significant subsidiary, Chartered Silicon Partners Pte. Ltd., a Singapore company incorporated in 1997 in which we have a 51% equity interest. For more information on Chartered Silicon Partners Pte. Ltd., please see "Item
4. Information on Our Company -- Strategic Alliances -- Chartered Silicon Partners". For information on our other subsidiaries, please see "Item 4. Information on Our Company -- Organizational Structure".

     Our principal capital expenditures for the fiscal years 1999, 2000 and 2001 comprised mainly of the purchase of semiconductor equipment for the equipping of fabs. Our capital expenditures amounted to $340.3 million in 1999, $963.8 million in 2000 and $489.6 million in 2001. In 1999, our capital expenditures were incurred mainly for the ramping of Fab 3, start-up in Fab 6 as well as increased capacity in Fab 2. In 2000, our capital expenditures were incurred mainly for the initial equipping of Fab 6 as well as increased capacity in Fab 2 and 3. In 2001, our capital expenditures were incurred primarily for equipping Fab 3 and Fab 6, and in the construction and installation of mechanical and electrical fittings for Fab 7.

     For the year 2001, our capital expenditures were financed mainly from borrowings under our existing credit facilities and cash generated from operations. A more detailed discussion of the use of proceeds from our offerings and credit facilities can be found under "Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds -- Use of Proceeds" and "Item 5. Operating and Financial Review and Prospects -- Liquidity and Capital Resources" respectively.

     In 1997, Chartered acquired equity interests in Chartered Silicon Partners and in Silicon Manufacturing Partners. For more information on this, please refer to Item 4. "Information on Our Company -- Strategic Alliances".


DESCRIPTION OF BUSINESS

     Chartered is one of the world's leading semiconductor foundries. We provide comprehensive wafer fabrication services and technologies to semiconductor suppliers and manufacturers of electronic systems. We focus on providing foundry services to customers that serve high-growth, technologically advanced applications, including communications applications such as cable modems, wireless, Gigabit Ethernet, ATM and ADSL. Our top five customers are Agilent Technologies, Broadcom, STMicroelectronics, Brilliance Semiconductor and Ricoh.

     We currently own, or have an interest in, five fabrication facilities, all of which are located in Singapore. Our sixth fab, Fab 7, is in the process of being developed as the company's first 300-mm facility and is ready for equipment installation. Based on our current assessment of market demand, initial production from Fab 7 is expected by the end of 2003. We have service operations in 12 locations and in eight countries in North America, Europe and Asia. We were incorporated in Singapore in 1987. As of February 28, 2002 we were approximately 60.6% owned by ST and its affiliate. ST is one of Singapore's largest industrial conglomerates and is indirectly wholly-owned by the Government of Singapore. Please see "Item 7. Major Shareholders and Related Party Transactions" for additional information regarding ST.


INDUSTRY BACKGROUND

     Semiconductors are critical components used in an increasingly wide variety of applications, such as computer systems, communications equipment and systems, automobiles, consumer products and industrial automation and control systems. As performance has increased and size and cost have decreased, the use of semiconductors in these applications has grown significantly. According to an October 2001 Dataquest estimate, the worldwide semiconductor market is expected to grow from $147.3 billion in 2001 to $256.7 billion in 2005, a 15% compound annual growth rate. Dataquest projects that semiconductors used in communications applications, such as computer modems, networks, cellular phones and Internet and electronic commerce hardware and appliances, will grow at a higher 19% compound annual growth rate over the same period.

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

     According to recent industry research reports and company announcements, the cost of a state-of-the-art 300-mm fab now exceeds $3 billion, approximately six times higher than the cost a decade ago. Today, only large and well-capitalized companies can support the substantial technology and investment requirements of building state-of-the-art fabs. In addition, for companies to justify the enormous cost of a new fab, a high level of capacity utilization is essential to ensure that fixed costs are fully absorbed. These trends have led to the rapid growth in demand in the recent years for advanced semiconductor manufacturing services provided by semiconductor foundries.

     Foundry services are now utilized by nearly every major semiconductor company in the world. Dataquest estimates that in 2001, IDMs comprised 89% of the worldwide semiconductor market. Historically, IDMs have used foundry services for their incremental manufacturing needs. Given the high cost of implementing 300-mm technology, and the mounting pressure on them to improve profit margins and accelerate time-to-market, we expect IDMs to utilize foundries more extensively in the future for their core manufacturing needs. In addition, in October 2001, Dataquest estimated that demand from fabless semiconductor companies for foundry services will continue to grow at a 24% compound annual growth rate from $6.0 billion in 2001 to $14.1 billion in 2005. Manufacturers of electronic systems, or systems companies, who design semiconductors for use in their own products are also beginning to utilize foundry services. Dataquest expects their demand on foundries will increase at a 19% compound annual growth rate over the same four year period. According to the October 2001 Dataquest estimate, the growth of the foundry market is expected to outpace growth of the semiconductor industry overall, with foundry services expected to grow from $10.0 billion in 2001 to $22.1 billion in 2005, representing a compound annual growth rate of over 22%.


THE REQUIREMENTS OF A FULL-SERVICE FOUNDRY

     As demand for foundry services has grown, many semiconductor suppliers are seeking highly committed partners that meet their manufacturing technology requirements. These partners must be able to provide the following:

     Systems Integration Expertise. In recent years, business and consumer demand for convergent solutions that perform multiple functions that classically were done by different individual devices increased dramatically. Fueling this demand has been growth in the merging of data communications, telecommunications, wireless and consumer markets. This has resulted in greater demand for faster, smaller semiconductors that integrate an increasing number of functions onto a single device at a lower cost. This need for increased system-level integration requires semiconductor foundries to offer specialized expertise in a number of areas. These include the integration of logic, which processes data, and memory, which stores data, into a single device and mixed-signal technologies which translate data between analog and digital form. Recently, the foundry market has been asked to also provide and support access to third party IP and design solutions as the customer base increasingly focuses on system-level expertise and passes on to its foundry more of the design and product implementation efforts.

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

     Long-Term Relationships. As foundries become more integral to the overall manufacturing strategies of their customers, it has become increasingly important for foundries to form long-term relationships with them. Semiconductor suppliers and systems companies need assurance that their foundry suppliers will continue to provide sufficient advanced manufacturing capacity to keep pace with their customers' growth, and develop and make available advanced process technologies capable of producing next-generation products. These relationships must be also flexible, allowing customers to respond to the variable nature of the semiconductor market.

     Security. When using foundry services, semiconductor suppliers, systems companies and their partners entrust highly valuable and proprietary intellectual property to the foundries manufacturing their devices. These customers demand foundry partners who understand the importance of protecting intellectual property.


THE CHARTERED SOLUTION

     Chartered is one of the world's leading semiconductor foundries. We provide comprehensive wafer fabrication services and technologies to semiconductor suppliers and systems companies and enable seamless integration of the semiconductor design and manufacturing processes. By doing so, we enable our customers to bring high-performance, highly-integrated products to market rapidly and cost effectively.

     Chartered's partnership approach allows us to work with customers early on in the product definition stage, often sharing resources, knowledge and even physical assets, to jointly develop solutions, thus giving our partners the flexibility to adapt quickly to new market opportunities.

     Chartered has developed an array of technologies and capabilities to drive converging applications. Our fabrication facilities support the leading-edge requirements for high-bandwidth, feature-rich wireless and wired applications. We have proven expertise in mixed signal and Radio Frequency Metal Oxide Semiconductor, or RF CMOS, enabling technologies essential to the convergence of computer, communications and consumer applications.

     In order to augment our internal development efforts, we have entered into strategic alliances and technology alliances with leading semiconductor companies such as Agere Systems Inc. and Ericsson Microelectronics AB, or Ericsson.

     We have established relationships with leading suppliers. Together we develop a process tailored to our customers' needs and that is production-proven so as to facilitate first-pass success. We offer design solutions for a variety of applications and process nodes, giving customers valuable freedom of choice when it comes to EDA and IP selection. Customers get early access to design rules and other important manufacturing specifications so that they can be incorporated into designs early.

     We believe that Chartered is a trusted, customer-oriented service provider, and it takes a collaborative approach to the foundry industry. We have service operations in 12 locations and in eight countries in North America, Europe and Asia. All of our manufacturing operations are located in Singapore, a politically and economically stable nation with laws that protect our customers' proprietary technology.

     We are currently implementing the first phase and developing the remaining phases of our e-Business strategy, which will provide our customers information access, data exchange and e-commerce functionality over the Internet. For more information on our e-Business strategy, please see "Item 4. Information on Our Company -- Customer Service".


BUSINESS STRATEGY

     Our objective is to be the leading worldwide, full-service provider of wafer foundry services to semiconductor suppliers and systems companies focused on high-growth applications that require a high degree of system-level integration. Key elements of our strategy include:


FOCUS ON SOLUTIONS THAT SUPPORT THE GROWING TREND OF PRODUCT CONVERGENCE

     We are focused on providing foundry services to customers that serve high-growth convergence applications which require a high degree of functional integration. These customers compete based on differentiated products, rapid time-to-market and device performance, as opposed to suppliers of less complex commodity semiconductor products, which compete primarily on price and manufacturing capacity. Many of our customers, including Broadcom, Dialog, Agilent Technologies and Ricoh, use our custom solution of technology and services to manufacture their products for applications such as cable modems, wireless, office automation products and consumer connectivity.

PROVIDE A COMPLETE RANGE OF SERVICES

     We are continuing to expand our range of services so that we can effectively meet our customers' evolving needs. Our goal is to seamlessly integrate the design and manufacturing process with a wide array of services, tools and technologies. The services we currently make available to our customers, in conjunction with our partners, include a number of EDA design tools, design IP, third party IP and process technologies that have been validated for our manufacturing process. We also offer our customers full turnkey services which include wafer fabrication, assembly and test.


INCREASE FOUNDRY CAPACITY

     We intend to expand our production capacity to meet the anticipated needs of our customers. Although our plans may change in the future depending on market demand and our customers' requirements, our current plan is to increase our total production capacity from approximately 98,000 eight-inch equivalent wafers per month in December 2001 to an estimated 168,000 eight-inch equivalent wafers per month (which figures include 49% of the production capacity of Fab 5 and 100% of the production capacity of Fab 6) by December 2004. On an aggregate annual basis, we expect our production capacity to increase from an existing capacity of approximately 1,152,000 eight-inch equivalent wafers in 2001 which was reduced from our earlier plan of 1,250,000 eight-inch equivalent wafers due to market conditions, to approximately 1,213,000, 1,479,000 and 1,827,000 eight-inch equivalent wafers in years 2002, 2003 and 2004, respectively (which figures include 49% of the production capacity of Fab 5 and 100% of the production capacity of Fab 6). Our projections for the years 2002 and 2003 have been revised downwards from previous projections of 1,525,000 and 2,000,000 for 2002 and 2003, respectively, due to a reassessment of market demand. We believe that increasing our foundry capacity is critical to ensuring that we can satisfy our customers' volume requirements as they continue to grow.


OFFER LEADING-PROCESS TECHNOLOGY

     We intend to continually expand our portfolio of process technologies in line with our customers' requirements for timing and performance for use with their products. The schedule and first level definition of the new process technologies being developed, and to be developed, are provided by our technology roadmaps. The current roadmaps cover the 2002 through 2003 period, and the baseline technologies for logic, embedded SRAM, mixed signal, RF CMOS and BiCMOS. All of these technologies are built on the logic foundation, using plug-in modules to extend the capability of the combined logic and modules. The plug-in module approach allows for the reuse of design libraries with the addition of the modules, since the logic transistor and other electrical device characteristics remain unchanged from those produced with the logic processes.

     The current development programs for logic are directed to 0.13um and 0.10um technology nodes. For 0.13um logic, pilot production capability for the nominal devices was established in the fourth quarter of 2001, with low power and high performance or low voltage transistors also demonstrated. We believe that our processes are becoming available within the same design cycle, and that the availability of these processes and the portfolio of transistors are becoming competitive with other leading foundries.

     Embedded SRAM devices are developed with the same process flow as the baseline logic, and consequently become available on the same schedule as the logic. In the case of the mixed signal technologies, which employ additional devices such as metal-insulator-metal capacitors and poly silicon resistors which must be characterized for mixed-signal operation, timing follows closely to the logic development. For RF CMOS, still more devices, such as inductors and varactors, must be developed and characterized and modeled. The availability builds on the mixed signal, and the logic, and is generally expected to be ready for pilot production within six months of the logic. BiCMOS, which integrates bipolar transistors with the CMOS and selected modules from mixed signal and RF CMOS, comes to pilot production later. For example, the timing for 0.25um and BiCMOS trails its CMOS counterpart by about two and a half years.

ENHANCE AND EXPAND ALLIANCES

     We intend to leverage and expand our existing alliances and to establish new alliances with leading companies that offer complementary technologies, products and services. We believe that our alliances with semiconductor technology leaders and providers of design tools, intellectual property, design services and assembly and test services have given us access to select leading-edge system technologies. These alliances have also enhanced our development efforts and have the potential to increase our fab utilization rates. We also believe that by establishing these alliances and working closely with leading companies such as Agere Systems and Oki, who are also customers, we are better positioned to win future business with them.

MANUFACTURING FACILITIES

     As of December 31, 2001, we own or have an interest in five fabs, all of which are located in Singapore. Fabs 1, 2 and 3 are wholly-owned and operated by our company. We do not have a Fab 4. Fab 5 is operated by SMP which we jointly own with Agere Systems Singapore Pte. Ltd., a subsidiary of Agere Systems Inc. Fab 6 is operated by CSP, which we jointly own with a subsidiary of Agilent Technologies, EDB Investments and Singapex Investments Pte. Ltd., a wholly owned subsidiary of ST.

     Our sixth fab, Fab 7, is in the process of being developed as the company's first 300-mm facility and is ready for equipment installation. Fab 7 is wholly owned and will be operated by our company. Based on current assessment of market demand, initial production from Fab 7 is expected by the end of 2003.

     In addition to revising our plans for Fab 7, as a result of the semiconductor downturn in 2001 and the uncertainty in the near-term growth outlook, we have also revised the capacity projections of our other fabs. The following table reflects our wafer capacity figures as of December 31, 2001 for each of our fabs and the fab of our affiliate, SMP (Fab 5).


                                 FAB 1            FAB 2             FAB 3         FAB 5(SMP)(1)     FAB 6(CSP)(1)         FAB 7
                             ---------------  ---------------   ---------------   ---------------   ----------------  --------------
PRODUCTION COMMENCED              1989              1995              1997              1999              2000        Expected 2003

CURRENT CAPACITY(2)          26,000 wafers    46,000 wafers     21,000 wafers     18,000 wafers     6,000 wafers per  --
                             per month;       per month;        per month;        per month;        month;

ESTIMATED FULL CAPACITY(3)   26,000 wafers    46,000 wafers     26,000 wafers     24,000 wafers     35,000 wafers     35,000 wafers
                             per month;       per month;        per month;        per month;        per month;        per month;(4)

WAFER SIZE                   Six-inch         Eight-inch        Eight-inch        Eight-inch        Eight-inch        Twelve-inch
                             (150-mm)         (200-mm)          (200-mm)          (200-mm)          (200-mm)          (300-mm)

PROCESS TECHNOLOGIES         1.2 to 0.5um     0.6 to 0.3um      0.35 to           0.25 to           0.25 to           0.18um and
                                                                0.22um (5)        0.13um(5)         0.10um (5)        Lower (5)

MANUFACTURING                Digital;         Digital; Mixed    Digital; Mixed    Digital;          High              Logic CMOS;
  TECHNOLOGIES               Mixed Signal;    Signal;           Signal;           RF CMOS;          performance,      high-density
                             ROM; EEPROM(6)   RF CMOS SRAM;     RF CMOS; SRAM;    BiCMOS; Mixed     high-density      SRAM;
                                              Flash Memory(6)   ROM(6)            Signal; eSRAM(6)  CMOS; high        RF CMOS; Mixed
                                                                                                    density SRAM      Signal(6)
                                                                                                    Mixed Signal;
                                                                                                    RF CMOS(6)

CLEAN ROOM                   34,000 sq.       109,000 sq.       86,000 sq. ft.    91,000 sq. ft.    123,000 sq. ft.   170,000 sq.ft
                             ft. Class 10;    ft. Class-1       Class-1 SMIF(7)   Class-1 SMIF(7)   Class-1 SMIF(7)   Class-1
                             10,000 sq. ft.   SMIF(7)                                                                 SMIF(7)
                             Class-1 SMIF(7)

----------
(1) With respect to Fab 5 and Fab 6, the information includes capacity to which our strategic partners are entitled.

(2) Current capacity is the production output capability based on current process technology mix using the installed set of equipment in the fab.

(3) Estimated full capacity is the production output capability based on our current and anticipated process technology mix, which may vary. Unlike current capacity which is computed based on the currently installed set of equipment in the fab, estimated full capacity assumes that the fab is fully utilized to its maximum capacity, based on planned equipment additions and anticipated technology mix. Our projections of estimated full capacity have varied from previous projections in terms of number of wafers because of revisions to our earlier plans, including changes to our capacity expansion plans and capacity allocation in process technology mix. Such changes reflect developments in market conditions and demand.

(4)  Equivalent to 78,750 eight-inch wafers per month. A 300-mm wafer will have
     2.25 or more times die than a 200-mm wafer. In line with semiconductor statistics reports such as World Semiconductor Trade Statistics, a conversion rate of 2.25 is utilized in determining the number of eight-inch equivalent wafers.

(5) These manufacturing processes are preliminary and their successful implementation depend on various factors, including our ability to achieve advances in process technology or to obtain access to advanced process technology developed by others. These fabs can be retrofitted to achieve smaller geometries than those shown above.

(6) ROMs are read-only memory devices. EEPROMs are electrically erasable programmable read-only devices. SRAMs are static random access memory devices. eSRAMs are embedded static random access memory devices. CMOS means complementary metal oxide silicon. RF CMOS means Radio Frequency Metal Oxide Semiconductor. BiCMOS means bipolar complementary metal oxide silicon.

(7) Class 10 means a standard of air purity under which the amount of dust is limited to fewer than ten particles of dust per cubic foot of air. Class 1 means a standard of air purity under which the amount of dust is limited to fewer than one particle of dust per cubic foot of air. SMIF means standard mechanical interface.

     All our production fabs generally operate 24 hours per day, 7 days per week. The only exceptions are where scheduled maintenance requires a facility shutdown, or in periods of weak demand where we are able to idle fabs that are not required to meet manufacturing schedules to reduce certain operating costs, as was the case from time to time in 2001 and as may be the case in the future, depending on customer demand. Regular maintenance is otherwise performed concurrently with production. Whether we choose to carry out scheduled maintenance requiring a facility shutdown or regular maintenance performed concurrently with production depends on which is more appropriate at any given time, having regard to minimizing disruption to our production schedule.

     The following table sets forth information regarding the total wafer output by each of our fabs and the fab of our affiliate, SMP, during the past five years:


                                                    TOTAL OUTPUT(1)
                                                    (IN THOUSANDS)
                                       --------------------------------------
          FAB                          1997     1998    1999     2000    2001
          ---                          ----     ----    ----     ----    ----
          Fab 1(2)                      103      142     181      180      96
          Fab 2(3)                      220      265     419      524     168
          Fab 3(3)                       21       33      96      210     113
          Fab 5(SMP)(3)(4)               --       --       9       73       7
          Fab 6(3)                       --       --      --       13      14

----------
(1)  Total output of revenue generating eight-inch equivalent wafers.

(2)  Includes output of terminated print-head business for 1998 and 1999.

(3) Fab 2 commenced production in 1995, Fab 3 commenced production in 1997, Fab 5 commenced production in 1999 and Fab 6 commenced production in 2000.

(4)  Includes only Chartered's output.


QUALITY ASSURANCE PROGRAMS

     We have implemented systems to ensure high quality service to customers and manufacturing reliability at our facilities in Singapore. Our in-house laboratory is equipped with advanced analytical tools and provides the necessary equipment and resources for our research and development and engineering staff to continuously enhance product quality and reliability. Our quality assurance staff is comprised of engineers, technicians and other employees who monitor and control our manufacturing processes.

     Our production facilities in Singapore, Fab 1, 2, 3, and 5 have been certified by the International Standards Organization, or ISO, to meet ISO 9002 standards. ISO 9002 standards set forth what is required to ensure the production of quality products and services. There are a total of 20 requirements, including management responsibility, quality systems, and process control. Fab 1, 2, 3 and 5 have also been QS 9000 certified and Fab 6 has passed preliminary QS 9000 audit and is expected to be certified by March 2002. The QS 9000 is a quality system standard that provides for continuous improvement, emphasizing on defect prevention, reduction of variation and waste in the supply chain. Both ISO and QS certification processes involve periodically subjecting production processes and quality management systems to stringent third-party review and verification. Our customers often look to a QS certification as a threshold indication of our quality control standards.

     Our company is in the process of implementing the Six Sigma program, which is a well-recognized method of making breakthrough improvements in business processes and solving chronic problems. Our strategy is to use the Six Sigma method to give a structured and rigorous approach to improvements across the whole organization. Following the completion of the pilot project, we have put more people through in-depth training to create a critical mass of "Black-Belts", experts in the use of Six Sigma tools and methods. We are now extending the deployment to the wider engineering population with Green Belt training. To date, 76 people have gone through Green Belt training and it will continue through 2002. Apart from training more "Black Belts", we are training our Quality Circles and managers in Six Sigma methods.


STRATEGIC ALLIANCES

CHARTERED SILICON PARTNERS

     In March 1997, we entered into the CSP strategic alliance with Hewlett-Packard Europe B.V., or HP Europe, a subsidiary of Hewlett-Packard Company, or Hewlett-Packard, and EDB Investments Pte. Ltd., or EDB Investments, relating to the joint ownership of Fab 6. In 1999, Hewlett-Packard spun-off certain of its businesses, including its semiconductor business, to a new company, called Agilent Technologies, Inc., or Agilent Technologies. In connection with the spin-off, Hewlett-Packard assigned and/or novated its rights and obligations under the agreements it had entered into with us, including the agreements of its subsidiaries (including HP Europe), to Agilent Technologies or its subsidiary, Agilent Technologies Europe B.V., or Agilent Technologies Europe. In particular, Agilent Technologies Europe was substituted as a party to the strategic alliance agreement in place of HP Europe by a Deed of Accession and Ratification dated November 9, 1999 (see "Item 19. Exhibits --
Exhibit 4.24"). We were obliged to make a total of S$367.2 million ($213.2 million) in equity contributions to CSP, the final payment of which was made in November 2000. We and Agilent Technologies Europe also each have an option to purchase additional shares in CSP from EDB Investments at a formula-driven price. The options will expire on March 26, 2002.

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

     Pursuant to a technology transfer and license agreement, both we and Agilent Technologies have contributed the process technologies needed by CSP. Such process technologies are licensed to CSP for its own use and CSP cannot sub-license them to others. In addition, we and Agilent Technologies cross-license the rights to use such technologies to one another. These cross-licenses allow our respective companies to use the process technologies and related intellectual property licensed to CSP in our respective manufacturing facilities for our general businesses even if such are not related to CSP. As Agilent Technologies has ceased its technology development for technology nodes beyond 0.25um, we expect that Agilent Technologies will cease to contribute any process technologies involving these technology nodes to CSP and CSP will instead rely solely on the process technologies contributed by our company.

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

     Pursuant to our agreement, the CSP strategic alliance continues indefinitely so long as there are two or more parties to the alliance. Before any transfer of an interest in CSP can occur, the non-transferring parties may exercise a right of first refusal with respect to the transferred interests. Upon a serious, uncured default, the non-defaulting parties have the right to purchase all of the defaulting party's interest for fair value, as defined in the agreement. Upon a change of control of a party, the other parties have the right to purchase, at fair value, all of such party's interest.

     Until October 23, 2001, we, Agilent Technologies Europe and EDB Investments had a 51%, 30% and 19% equity interest in CSP, respectively. As a result of the prolonged industry contraction, Agilent Technologies Europe requested and we, EDB Investments and Singapex Investments Pte. Ltd. ("Singapex"), a wholly owned subsidiary of ST, agreed to a modification of the ownership structure of CSP. Agilent Technologies Europe agreed to sell one-half of its 30% share in CSP to Singapex and EDB Investments, in equal proportion, for an undisclosed amount, under an agreement signed on October 22, 2001. The sale of the 7.5% share in CSP to Singapex was completed on October 23, 2001, and the sale of a further 7.5% share in CSP to EDB Investments was completed on November 7, 2001. Thereafter, Chartered, EDB Investments, Agilent Technologies Europe and Singapex own a 51%, 26.5%, 15% and 7.5% equity interest in CSP, respectively. As part of the above arrangements, Agilent Technologies Europe has secured an option to reacquire the ownership interest which has been sold, such option being valid for a two-year period beginning October 23, 2002.

     In connection with the above sale by Agilent Technologies Europe and the modification of CSP's ownership structure, the parties entered into a Deed of Accession and Ratification dated October 22, 2001 relating to the Joint Venture Agreement dated March 13, 1997 as amended by Amendment Agreement (No. 1) dated July 4, 1997 and Amendment Agreement (No. 2) dated October 1, 1999 and Deed of Accession and Ratification dated November 9, 1999 in respect of CSP. The above amendments to the Joint Venture Agreement have been consolidated in a Restated Joint Venture Agreement effective as of October 23, 2001, a copy of which is filed as Exhibit 4.27 hereto.

     The reduction in Agilent Technologies Europe's ownership in CSP in October 2001 has also had an impact on Agilent Technologies' obligation to purchase a minimum number of wafers per year and rights to purchase a maximum number of wafers per year from CSP. Such reduction has automatically resulted in a reduction in Agilent Technologies' maximum capacity entitlement and in the financial obligation associated with its minimum wafer purchase commitment requirement, in accordance with the terms of the Assured Supply and Demand Agreement, which agreement and amendments are filed as Exhibits 4.29, 4.30, 4.31 and 4.32 hereto. However, if during the two-year period beginning October 23, 2002, Agilent Technologies Europe exercises its option to reacquire the ownership interest, such reacquisition will also lead to an increase in the related capacity entitlement and purchase requirement.

     As part of Agilent Technologies' strategy that led to Agilent Technologies Europe reducing its ownership in CSP in October 2001, the Parties further agreed that directors appointed by Agilent Technologies Europe would no longer have voting rights although they will still remain on CSP's Board of Directors and retain all their other existing rights and obligations. In addition, Agilent Technologies Europe is no longer a member of CSP's management committee. This change regarding CSP is reflected in an Amendment Agreement No. 1 dated January 31, 2002 to the Restated Joint Venture Agreement, a copy of which is also filed as Exhibit 4.28 hereto.

     Currently, CSP's Board of Directors is comprised of eight directors. As long as we own more than 50% of CSP, we can elect four of the directors. Agilent Technologies Europe can elect two directors as long as it owns at least 15% of CSP, EDB Investments can elect one director as long as it holds any ownership interest in CSP and Singapex can elect one director as long as it holds 7.5% of CSP.


SILICON MANUFACTURING PARTNERS

     In December 1997, we entered into the SMP strategic alliance with Lucent Technologies Microelectronics Pte. Ltd. or Lucent Technologies Microelectronics, now known as Agere Systems Singapore Pte. Ltd. or Agere Systems Singapore, relating to the joint ownership of Fab 5.

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

     SMP operates Fab 5, which is adjacent to our Fab 3 building. SMP owns the equipment used in Fab 5 and leases the space for Fab 5 from us. Please see "Item
7. Major Shareholders and Related Party Transactions -- Related Party Transactions" for a description of this lease. Pursuant to our agreement, we are each required to purchase a specified percentage of Fab 5's output. However, if one party does not purchase its share of wafers, the other party is entitled to utilize that unused capacity. In the event such other party does not utilize the unused capacity, the party who does not purchase its entitlement will be required to compensate SMP for any unrecovered costs it incurs in connection with such unused capacity.

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

     Pursuant to a technology transfer and license agreement dated February 17, 1998, (see "Item 19. Exhibits -- Exhibit 4.38") both we and Agere Systems Singapore contribute the process technologies needed by SMP. Such process technologies are licensed to SMP for its own use and SMP cannot sublicense them to others. We and Agere Systems Singapore categorize our licensed technologies as restricted and unrestricted technologies. We and Agere Systems Singapore cross-license the unrestricted technologies to one another. These cross-licenses allow our respective companies and subsidiaries to use certain process technologies and related intellectual property licensed to SMP in our respective manufacturing facilities for our general businesses even if such uses are not related to SMP. We do not cross-license the restricted technologies with one another, which means that only SMP can use such restricted process technologies and intellectual property. The above technology transfer and license agreement has since been amended twice by an Amendment Agreement (No. 1) dated July 27, 2000 (see "Item 19. Exhibits -- Exhibit 4.39") and an Amendment Agreement (No.2) dated March 22, 2001 (see "Item 19. Exhibits -- Exhibit 4.40"), both for the purpose of updating the list of process technologies transferred by each of our company and Agere Systems Inc. into SMP.

     Agere Systems Singapore, (formerly Lucent Technologies Microelectronics), was formerly a subsidiary of Lucent Technologies Inc. Lucent Technologies Inc. has publicly announced that it is in the process of spinning off its microelectronics business to a new company, named Agere Systems Inc., which will be a fully independent company. Lucent Technologies Inc. has announced that although the timing of the spin-off is uncertain under the current market climate, it remains fully committed to it. As part of the restructuring, Lucent Technologies Microelectronics has ceased to be a subsidiary of Lucent Technologies Inc., and is now a subsidiary of Agere Systems Inc. and was renamed Agere Systems Singapore Pte. Ltd., or Agere Systems Singapore.

     With effect from October 15, 2001, we together with Agere Systems Singapore agreed to run Fab 5 and Fab 3 as one integrated operation, while retaining the existing ownership and corporate structure of SMP. The fabs shared a single shell but had two separate administrative structures prior to their operational integration. By implementing this change, we and Agere Systems Singapore are able to free up key technical resources and also provide enhanced flexibility and better utilization of the combined equipment base.

     We account for our 49% investment in SMP using the equity method. Under the strategic alliance agreement, the parties do not share SMP's net results in the same ratio as the equity holding. Instead, each party is entitled to the gross profits from sales to the customers that it directs to SMP, after deducting its share of the overhead costs of SMP. Accordingly, we account for our due share of SMP's net results based on the gross sales to the customers that we direct to SMP, after deducting our 49% share of the overhead costs.

     Under the assured supply and demand agreement that both the joint venture partners signed with SMP, the joint venture partners are billed for allocated wafer capacity if the wafers started for them are less than their allocated capacity. The allocated wafer capacity billed and billable to us was $90.0 million for the year ended 2001. Such costs are included in our equity in income
(loss) of SMP.

     SMP's net revenue decreased by 16.0% to $200.0 million as a result of lower shipment, partly offset by higher average selling prices. On the other hand, cost of revenue increased as a result of higher depreciation due to higher installed capacity, partly offset by lower direct costs and costs savings from their cost reduction programs. Included in their other operating income are cost recoveries from allocated wafer capacity amounting to $112.4 million. Please see notes 14 and 15 to SMP's financial statements included elsewhere in this document. SMP's net profit increased by 53.1% to $54.0 million mainly due to the cost recovery from allocated wafer capacity.

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

     Circuit Design. Producing a semiconductor device begins with designing the layout of its components and designating the interconnections between each component. The result is a pattern of components and connections that defines the function of the semiconductor device. In highly complex circuits, there may be more than 35 layers of electronic patterns.

     We do not design semiconductor devices for our customers. If requested, we assist our customers in the design process by providing them with access to our partners' EDA tools, design IP and design services which are proven and have been qualified for our manufacturing processes. Our design engineers assist our customers during the development process to ensure that their designs can be successfully manufactured in volume.

     Mask Making. The design for each layer of a semiconductor wafer is imprinted on a photographic negative, called a mask. The mask is the blueprint for each specific layer of the semiconductor wafer. We do not manufacture masks for our customers but provide a service through third party mask shops.

     Wafer Fabrication. Transistors and other circuit elements comprising a semiconductor device are formed by repeating a series of processes in which a photosensitive material is deposited on the wafer and exposed to light through a mask. The unwanted material is then etched away, leaving only the desired circuit pattern on the wafer. This process is repeated for each mask layer. The final step in the wafer fabrication process is to visually and electronically inspect each individual semiconductor device, known as wafer probe, in order to identify the operable semiconductor devices for assembly.

     We provide all aspects of the wafer fabrication process except for wafer probe, which, if requested by the customer, is outsourced to a qualified third party. All steps in the wafer manufacturing process are controlled by our computer-integrated manufacturing, or CIM, system. The CIM system allows us to monitor equipment performance, wafer processing steps, and the wafers themselves throughout the fabrication process.

     Assembly and Test. After fabrication and wafer probe, the wafers are transferred to assembly and test facilities. Assembly protects the semiconductor device, facilitates its integration into electronic systems and enables the dissipation of heat. Following assembly, each semiconductor device's functionality, voltage, current and timing are tested. After testing, the completed semiconductor device is either shipped to the semiconductor device supplier or directly to its final destination. If requested by the customer, we outsource assembly and test services to qualified independent assembly and test partners.


MANUFACTURING PROCESSES

     We manufacture semiconductors using CMOS and BiCMOS processes. CMOS is the most widely used process technology because it requires lower power than other technologies and allows dense placement of components onto a single semiconductor device. The low power consumption and high-density characteristics of the CMOS process allow the continued development of high performance semiconductor devices that are smaller and faster. BiCMOS process technology combines bipolar's attribute of high speed with the high density and low power consumption of CMOS. We use CMOS or a combination of CMOS and BiCMOS for the fabrication of logic, mixed-signal and memory semiconductor wafers.

     We manufacture a variety of semiconductor wafers for a full range of end market applications including communications, computing, and consumer electronics. Examples of the types of semiconductors we manufacture are as follows:

     Logic. All digital electronic systems, such as computing devices, are controlled by logic semiconductor devices, which process data. Microcontrollers, microprocessors, digital signal processors, and graphics chipsets are all logic devices. We manufacture logic semiconductor wafers primarily for the computing, consumer and communications markets.

     Mixed-Signal. Mixed-signal semiconductor devices combine analog and digital devices on a single semiconductor device to process both analog signals and digital data. Mixed-signal semiconductor devices are used in applications including wireless equipment, fiber optic communications and data networking. We make mixed-signal semiconductor wafers using both CMOS and BiCMOS processes.

     Memory. Memory devices store data and can be manufactured as stand-alone devices or embedded in system semiconductor devices, which combine a number of functions, such as logic and memory components. We manufacture stand-alone memory devices including EPROM, EEPROM, ROM, SRAM and Flash memory and embedded memory including eSRAM, eEEPROM, and eFLASH (embedded memory that can be erased in a flash) memories. For more information on what these mean, please see "Item 4. Information on Our Company -- Manufacturing Facilities". Memory is used in a range of products from computers and mobile phones to "smart" chip cards.


TURNKEY SERVICES

     Although we are an independent foundry specializing in wafer fabrication, we offer our customers the option to purchase from us finished semiconductor products that have been assembled and tested. We primarily subcontract assembly and testing of the fabricated semiconductor devices. Testing includes wafer probe and final testing of assembled semiconductor devices. After final testing, the semiconductor devices are returned to the customer or drop-shipped according to our customers' specifications.


CUSTOMERS AND MARKETS

     We manufactured semiconductors for over 100 different active customers in 2001. Our top five customers accounted for approximately 42.2% and 43.2% of our revenue in 2000 and 2001, respectively. Only Agilent Technologies accounted for more than 10% of our revenue in both 2000 and 2001.

     The following table sets forth our top five customers for 2001 in order of revenue:


CUSTOMER                      REPRESENTATIVE PRODUCTS OR APPLICATIONS
--------                      ---------------------------------------
Agilent Technologies          Computer peripherals, networking and wireless communication
Broadcom                      Cable modem/set-top box and Ethernet transceivers
STMicroelectronics            Wireless communication, digital electronics, Asymmetric Digital Subscriber Line or
                              ADSL, set-top boxes
Brilliance Semiconductor      Static random access memories or SRAM for wireless communications and digital consumer products
Ricoh                         Computer peripherals

     We categorize a sale geographically based on the country in which the customer is headquartered. The following table sets forth the geographical distribution, by percentage, of our net sales for the periods indicated:


                                 1999             2000            2001
                                 ----             ----            ----
          USA                      69%              60%             67%
          Taiwan                   14               12              16
          France                    4                8               6
          Japan                     3                4               6
          Netherlands               1                3               1
          Germany                   0                1               2
          Sweden                    7               10               0
          Others                    2                2               2
                                 ----             ----            ----
          Total                   100%             100%            100%
                                 ====             ====            ====

     We expect that the majority of our sales will continue to be made to companies headquartered in the U.S. or to overseas affiliates of U.S. companies. All of our sales are direct sales to our customers with delivery in Singapore. We provide customer support in the U.S. through a wholly-owned subsidiary located in Milpitas, California which has additional offices in Boston, Massachusetts and Austin, Texas. We also maintain customer support offices in Hsin-Chu and

Taipei, Taiwan; Yokohama, Japan; Paris, France; London, United Kingdom; Munich, Germany and, most recently as of November 2001, in Stockholm, Sweden.

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

     In 1996, we introduced our Chartered On-Line Access Services System, through which our customers are provided secure access via the Internet to critical manufacturing data as their products move through the fab. We are currently implementing the first phase and developing the remaining phases of our e-Business strategy, which will provide our customers with improved information access, data exchange and e-Business functionality over the Internet. As a Board Member of the Semiconductor Board of RosettaNet, we will implement RosettaNet standards for our e-Business. RosettaNet is an independent, self-funded, non-profit consortium dedicated to the development and deployment of standard electronic business interfaces to align the processes between supply chain partners on a global basis. In addition, we plan to support business to business transactions using our customers' and suppliers' specified formats. As part of our commitment to continued improvement in service to our customers, we plan to enhance our web services, on-line information portal and design collaboration support.


RESEARCH AND DEVELOPMENT

     The semiconductor industry is characterized by rapid and relentless technical advances. We believe effective research and development is essential to our success, as that research and development spawns the leading-edge technologies that are critical to attracting and retaining customers who design highly sophisticated semiconductors. In 1999 and 2000, we invested approximately $58.9 million and $71.5 million respectively, in research and development. Those investments represented approximately 8.5% and 6.3% of our net revenue for the respective periods. In 2001, our research and development expenditures increased to approximately $79.3 million, or approximately 17.1% of our net revenue for the year. For 2002, we plan to increase our research and development investments and currently project our spending to be approximately $105 million. As of December 31, 2001, we employed 241 professionals in our research and development department, 53 of whom have Ph.Ds.

     Our investment in research and development allows us to continue developing new and advanced processes, with line width geometries down to 0.08 to 0.06um for the 0.10 technology node, as well as to fund research activities for technology nodes at 0.07um. The research and development programs are structured to ensure that our baseline manufacturing processes accommodate new technology modules that are the heart of highly differentiated system-level applications.

     Our technology alliances with leading semiconductor suppliers have contributed to our development of new process technologies. For example, together with Agere Systems Inc., we successfully completed the joint development of 0.18um back end of line or BEOL copper and aluminum processes in December 2000. Apart from the above, we have a separate joint development agreement with Agere Systems Inc. addressing the development of CMOS process technologies at the 0.13um, 0.10um and 0.08um technology nodes. The program for the 0.13um technology node remains on schedule.

As a result of Agere System Inc.'s recently announced aggressive actions to improve operating efficiency and accelerate time-to-market, we and Agere are currently evaluating potential modifications to this agreement. We do not anticipate that a modification to the agreement would have a significant effect on our current or future performance.

     In addition to the technology transfer and license agreements that we have with Agilent Technologies (see "Item 4. Information on Our Company - Strategic Alliances - Chartered Silicon Partners"), we also have a technology development agreement with Ericsson. Our joint development program with Ericsson for the development of RF CMOS and BiCMOS process technologies continues to progress, with components and circuits meeting requirements. 0.25um RF CMOS and BiCMOS products are ready to move from prototyping to manufacturing, as are 0.18um RF CMOS products. This latter joint development is one of the key components for our 'communication smart' approach to CMOS technology. We are also currently working to develop mixed-signal, core logic and embedded memory (SRAM). We intend to expand our existing relationships and establish new relationships to further develop new technologies.

     We have received research grants from various agencies of the Government of Singapore. These grants provide funding for a portion of our research and development related capital expenditures and for the training and staffing costs associated with some of our process technology development programs. $12.4 million of the grants were disbursed to us in 2001. The grants are disbursed based on the amount of expenditures incurred. The main conditions attached to the grants are the completion of the project to which the grant relates and the certification of the qualifying costs incurred.


EQUIPMENT AND MATERIALS

     We depend on a limited number of manufacturers that make and sell the complex equipment that we use in our manufacturing processes. The principal pieces of equipment we use to manufacture semiconductors are scanners, steppers, tracks, etchers, furnaces, wet stations and implanters and sputtering, chemical vapor deposition and chemical mechanical planarization equipment. In periods of high market demand the lead times from order to delivery of such equipment can extend beyond 12 months. We seek to manage this process through early reservation of appropriate delivery slots and constant communication with our suppliers.

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


INTELLECTUAL PROPERTY

     Our success depends in part on our ability to obtain patents, licenses and other intellectual property rights covering our production processes. To that end, we have acquired certain patents and patent licenses and intend to continue to seek patents on our production processes. The number of U.S. patents issued to Chartered was 45, 79 and 143 in 1999, 2000 and 2001, respectively. The results of our U.S. patent filing and issuing showed improvement with 2000 to 2001 increases of 22% and 63% respectively. As of December 31, 2001, we had filed an aggregate of 1,254 patent applications worldwide, (636 of which had been filed in the U.S.) and held 490 patents worldwide (358 of which are U.S. patents). Of the 636 applications filed in the U.S., 358 had been issued as of December 31, 2001 and 49 had been allowed but not issued. Those 49 patents will be issued if and when we pay the applicable issuance fee. Our issued patents have expiration dates ranging from 2011 to 2021. All of the allowed and pending patents will expire after 2022. We have also entered into various patent licenses and cross-licenses with major semiconductor companies. We may choose to renew our present licenses or to obtain additional technology licenses in the future. There can be no assurance that any such licenses could be obtained on commercially reasonable terms.

     Our ability to compete also depends on our ability to operate without infringing the proprietary rights of others. The semiconductor industry is generally characterized by frequent litigation regarding patent and other intellectual property rights. We market services in several countries in Asia, such as Taiwan and China, which may not protect our intellectual property rights to the same extent as the U.S. We have from time to time received communications from third parties asserting patents that cover certain of our technologies and alleging infringement of certain intellectual property rights of others. We expect that we will receive similar communications in the future. Irrespective of the validity or the successful assertion of such claims, we could incur significant costs and devote significant management resources to the defense of these claims which could seriously harm our company. There is no such material litigation currently pending against us.


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

     A number of semiconductor manufacturers, including our primary competitors, have announced plans to set up fabrication facilities in Singapore and to increase their manufacturing capacity. Although some of these plans were delayed as a result of the industry downturn, we expect that they will be initiated when the economic and industry conditions improve and, as a result, we expect that there will be a significant increase in worldwide semiconductor capacity during the next five years. If growth in demand for this capacity fails to match the growth in supply or occurs more slowly than anticipated, there may be more intense competition and pressure on the pricing of our services may result.

     The principal elements of competition in the wafer foundry market include technical competence, time-to-market, research and development, quality, available capacity, device yields, customer service, price, design services, access to intellectual property and EDA tool support.


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


EMPLOYEES

     As of December 31, 2001, as a result of the global slowdown in the semiconductor industry and very selective hiring during the year, our total staff strength was reduced by 8% from last year to 3,982 employees, with 1,494 in process and equipment engineering, 1,309 in manufacturing operations, 438 in manufacturing support, 241 in research and development and 500 in administration, marketing and finance. Geographically, Chartered employs 97 employees in the U.S., 11 in Taiwan, 7 in Japan and 22 in Europe, with the remainder in Singapore. We consider our relationship with our employees to be good. Our employees are not members of a union. In addition, certain corporate support services, such as treasury, cash management, internal audit, training and executive resources, are carried out by employees of ST on our behalf. Please see "Item 7. Major Shareholders and Related Party Transactions -- Related Party Transactions" for a discussion of the services provided to us by ST.

     We provide our employees with customary compensation and benefit plans, including employee bonus plans, an employee share option plan and an employee share purchase plan, or ESPP. Employees of SMP, our 49% owned affiliate, also participate in an employee share purchase plan with terms substantially similar to the ESPP for our employees. Please see "Item 6. Directors, Senior Management and Employees -- Options to Purchase Securities from Registrant or Subsidiaries" for a discussion of our share option plan and our ESPP.

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


ORGANIZATIONAL STRUCTURE

Chartered is part of the Singapore Technologies group of companies. A description of the group and Chartered's position within the group may be found at "Item 7. Major Shareholders and Related Party Transactions -- What is the Singapore Technologies Group".

Currently, Chartered has five subsidiaries, the particulars of which are as follows:


                                                            Country of             Date of         Proportion of ownership
Name of subsidiary                                        incorporation         incorporation              interest
------------------                                      -----------------       -------------      -----------------------
Chartered Silicon Partners Pte. Ltd.                        Singapore             March 1997                  51%
Chartered Semiconductor Manufacturing Inc.                     U.S.               June 1991                  100%
Chartered Semiconductor Japan Kabushiki Kaisha                Japan              October 2000                100%
Chartered Semiconductor Taiwan Ltd.                           Taiwan             August 2000                 100%
Chartered Semiconductor Europe Ltd.                     England and Wales         March 2001                 100%


DESCRIPTION OF PROPERTY

     All of the fabrication facilities and our corporate offices are located in Singapore. Fab 1 is located on land leased from Technology Parks Pte. Ltd., a private company wholly-owned by Jurong Town Corporation, or JTC, a statutory board established by the Government of Singapore to develop and manage industrial estates in Singapore. The lease runs until 2017 with a conditional option to extend for another 30 years.

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

     Fab 7 is located on land licensed to ST by JTC for a period of three years commencing from March 1, 2000 under the terms of a Building Agreement dated July 30, 2001 for the purpose of entering and building on the land (see "Item 19. Exhibits -- Exhibit 4.62"). Under an Agreement for Sub-License and Sub-Lease with ST dated July 30, 2001, (see "Item 19. Exhibits -- Exhibit 4.61"), we have a sub-license from ST to this land for a term of three years less one day commencing from March 1, 2000, with license fee payments equal to the license fees paid by ST to JTC. Upon the completion of the Fab 7 building and the satisfaction of certain conditions contained in the Building Agreement, we expect JTC to lease the land where Fab 7 is located to ST. We expect to sub-lease this land from ST for a term of 30 years less 1 day with rental payments equal to rent paid by ST to JTC.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

     The following discussion of our financial condition and results of operations should be read in conjunction with the consolidated financial statements and the related notes included elsewhere in this document. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results may differ significantly from those projected in the forward-looking statements. Factors that might cause future results to differ significantly from those projected in the forward-looking statements include, but are not limited to, those discussed below and elsewhere in this document particularly in the cautionary risk factors described in "Item 3. Key Information -- Risk Factors" above.


OVERVIEW

     Chartered is one of the world's leading semiconductor foundries. We provide comprehensive wafer fabrication services and technologies to semiconductor suppliers and manufacturers of electronic systems. We currently own, or have an interest in, five fabrication facilities, all of which are located in Singapore. Fabs 1, 2 and 3 are wholly-owned by our company. Fab 5 is operated by SMP, of which we hold a 49% equity interest and account for using the equity method of accounting. Fab 6 is owned and operated by CSP, of which we own a 51% equity interest and account for as a consolidated subsidiary. Fab 7, which is in the process of being developed as the company's first wholly-owned 300-mm facility, is ready for equipment installation.

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

     As of February 28, 2002, we were 60.6% owned by ST and its affiliate. We have a service agreement with ST pursuant to which we currently pay ST an annual management fee for certain management and corporate support services based on a service based fee arrangement.

     According to the Semiconductor Industry Association, the historical long-term growth rate for the worldwide semiconductor industry has been approximately 15%. However, the semiconductor industry is highly cyclical. Fabs can take several years to plan, construct and begin operations. Therefore, during periods of favorable market conditions, semiconductor manufacturers often begin building new fabs in response to anticipated demand growth for semiconductors. In addition, upon operation, fabs increase production volumes rapidly. As a result, large amounts of semiconductor manufacturing capacity typically become available during the same time period. In the absence of growth in demand, this sudden increase in supply results in semiconductor manufacturing over-capacity, which leads to sharp drops in semiconductor prices.

     From 1996 through the second quarter of 1998, a number of sectors of the semiconductor industry were in a state of over-capacity resulting in sharp declines in the average selling price of semiconductor wafers and completed semiconductor devices. However, from the fourth quarter of 1998 until the end of 2000, global semiconductor demand had grown at an accelerated pace. Towards the end of 2000, this growth began to slow, and in 2001, the semiconductor industry experienced the sharpest contraction on record, in excess of 30%, with severe declines in end markets, a protracted correction of abnormally high inventories and a weakening global economy.

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

     Because the price of wafers varies significantly, the mix of wafers produced affects revenue and profitability. The value of a wafer is determined by the complexity of the device on the wafer. Production of devices with higher level functionality and greater system-level integration requires more manufacturing steps and commands higher wafer prices. However, increasing the complexity of devices that we manufacture does not necessarily lead to increased profitability, because the higher wafer prices for such devices may be offset by depreciation and other costs associated with an increase in the capital expenditures needed to manufacture such devices.

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

     Semiconductor market conditions began to improve in the fourth quarter of 1998 and our capacity utilization rates improved to 92% in the first quarter of 1999 and exceeded 100% from the second quarter of 1999 through the third quarter of 2000. During this period of high capacity utilization, our gross profits and net income showed progressive improvement as better economies of scale and operating leverage took effect on the back of rising demand. In the fourth quarter of 2000, the growth rate of the semiconductor market began to slow and our utilization rate declined to 94%. In 2001, the severe contraction in the semiconductor industry mentioned above resulted in an average utilization rate of 35% for 2001, with a low of 22% in the third quarter of 2001. As a result of this, we suffered significant net losses in 2001. We estimate that our capacity utilization in the first quarter of 2002 will be in the mid to high 20s percentage range, compared to 25% in the fourth quarter of 2001, as market demand remains weak and the over-capacity in market supply continues.

     Our production generally begins upon receipt of purchase orders from our customers. Some of our customers are entitled to a discount on a fixed number of wafers per period. Sales subject to these discounts were approximately 24% and 28% of total revenue in 2000 and in 2001, respectively.

     Our 1999 share option plan is accounted for as a fixed option plan. Compensation expense represents the difference between the exercise price of employee share option grants and the fair value of our ordinary shares at the date of the grant, recognized over the vesting period of the applicable options.

     We expect that a significant change to the rate of inflation and the changing prices of our equipment and materials may affect our cost of operations and impact our net income. For the years ended December 31, 1999, 2000, and 2001 we believe that changes in inflation did not have a material impact on our cost of operations or net income.


CRITICAL ACCOUNTING POLICIES

Our critical accounting policies are as follows:

     - depreciation, amortization and valuation of long-lived and intangible assets;

     - valuation of inventory;

     - sales returns and allowances for doubtful accounts;

     - intellectual property rights; and

     - accounting for derivatives.


Depreciation, amortization and valuation of long-lived and intangible assets

     Our results of operations are generally affected by the capital-intensive nature of our business. A large proportion of our costs of revenues is fixed in nature. The major component of our fixed costs included in our cost of revenue, relates to wafer fab properties, plant and equipment.

     Depreciation of our wafer fabs, and the mechanical and electrical installations in the fabs, is provided on straight-line basis over their estimated useful lives of 20 years and 10 years respectively. Depreciation of the wafer fabs, and the mechanical and electrical installations therein, commences from the date when the building is ready for its intended use. Depreciation of our equipment and machinery is provided on a straight-line basis over their estimated useful lives of 5 years, commencing from the date that the equipment or machinery is ready for its intended use which is not to exceed 12 months from the purchase date.

     The depreciation useful life estimates reflect our estimate of the periods that we expect to derive economic benefits from the use of our property, plant and equipment. In estimating the useful lives and determining whether subsequent revisions to the useful lives are necessary, we consider the likelihood of technological obsolescence arising from changes in production techniques or in market demand. The effect of any future changes to the estimated useful lives of our property, plant and equipment could be significant to our results of operations. Depreciation charged to results of our operations amounted to $264.7 million, $333.3 million and $429.5 million for 1999, 2000 and 2001, respectively.

     We routinely review the remaining estimated useful lives of our property, plant and equipment to determine if such lives should be adjusted due to changes in technology, production techniques and demand. We also review our long-lived assets for impairment whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of the asset to future undiscounted cash flows expected to be generated from the assets. If such assets are considered to be impaired, an impairment charge is recognized for the amount that the carrying value of the asset exceeds its fair value. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

     We have not recorded any significant impairment charges in respect of our property, plant and equipment in 1999, 2000 or 2001. However, due to the cyclical nature of our industry, we may not be able to anticipate declines in the utility of our equipment. Consequently, impairment charges may be necessary in the future.

     In the course of our operations, we enter into technology license arrangements in order to advance our process technologies. When such arrangements require the payment of an initial license fee, the fee is recorded as an intangible asset and amortized on a straight-line basis over the estimated useful life of the license. We routinely review the remaining estimated useful lives of our capitalized technology licenses. We also review our capitalized technology licenses for impairment whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. In 2000, we recorded $11.6 million related to a technology license which no longer met our requirements.

     We intend to continue to advance our process technologies and we expect to enter into additional technology licenses in the future. Due to the nature of our business and the changing needs of our customers, further impairment charges in respect of technology licenses could occur in the future.


Valuation of inventory

     Our inventories are stated at the lower of cost, determined on the weighted average basis, or net realizable value. Cost is generally computed on a standard cost basis, based on normal fab capacity utilization, with unrecovered costs arising from underutilization of capacity expensed when incurred. Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make a sale.

     We routinely review our inventories for their salebility and for indications of obsolescence to determine if inventories should be written-down to net realizable value. Judgments and estimates must be made and used in connection with establishing such allowances in any accounting period. In estimating the net realizable value of our inventories, we consider the likelihood of spoilage or changes in market demand for our inventories.


Sales returns and allowances for doubtful accounts

     The process technology for the manufacture of semiconductor wafers is highly complex. The presence of contaminants, difficulties in the production process, disruption in the supply of utilities or defects in key materials and tools can all cause reductions in device yields and increase the risk of sales returns. We make estimates of potential sales returns related to current period product revenue. We provide for such costs based upon historical experience and our estimate of the level of future claims. Additionally, we accrue for specific items at the time their existence is known and the amounts are estimable. Significant management judgments and estimates must be made and used in connection with establishing the sales return allowances in any accounting period. Material differences may result in the amount and timing of our revenue for any period if we make different judgments or utilize different estimates. Our sales return allowance balance was $4.9 million as of December 31, 2001.

     Similarly, we must make estimates of the uncollectability of our accounts receivable. We review the accounts receivable on a periodic basis and make specific allowances when there is doubt as to the collectability of individual receivable balances. In evaluating the collectibility of individual receivable balances, we consider the age of the balance, customer's historical payment history, their current credit-worthiness and current economic trends. We believe that we adequately manage our credit risk through our evaluation process, credit policies, and credit control and collection procedures. However, losses on amounts receivable from our largest customers could be material to our results of operations.


Intellectual property rights

     Although we are not currently a party to any material litigation involving patent infringement, the semiconductor industry is characterized by frequent litigation relating to patents and other intellectual property rights. As is typical in the semiconductor industry, we have from time to time received communications from third parties asserting patents that cover certain of our technologies and alleging infringement of certain intellectual property rights of others. When we receive such communications alleging intellectual property rights infringement, we review the validity of the claims and assess the potential of any liabilities that might arise. Significant management judgments and estimates are used in connection with establishing the amount or range of such potential loss.

     If we assess that it is probable that a loss will arise from the claim, we make an accrual for the estimated liability. We record the minimum estimated liability related to such claims where there is a range of loss but no amount within the range is considered a better estimate than other amounts in the range. As additional information becomes available, we assess the potential liability and revise our estimates. The establishment of such estimated liabilities, and revisions in the estimates of the potential liabilities, could materially impact the Company's results of operation.


Accounting for derivatives

     We have limited involvement with derivative financial instruments and do not use them for trading purposes. We use derivative instruments principally to manage foreign currency risks resulting from our Singapore dollar denominated debts and, to a lesser extent, our foreign currency purchase commitments which are denominated in Japanese yen. We also use derivative instruments to manage interest rate risks.

     As discussed in note 2(l) to our consolidated financial statements included elsewhere in this document, we recognize all derivatives as either assets or liabilities on the balance sheet at their fair value. Changes in the fair value of those derivatives are reported in earnings or other comprehensive income depending on their use and whether they qualify for hedge accounting. The accounting for gains and losses associated with changes in the fair value of the derivative depends on its hedge designation and whether the hedge is highly effective in achieving offsetting changes in the fair values or cash flows of the hedged item.

     We evaluate and determine on a continuous basis if the derivative remains highly effective in offsetting changes in the fair value or cash flows of the hedged item. If the derivative ceases to be highly effective in offsetting changes in the fair value or cash flows of the hedged item, we discontinue hedge accounting prospectively.

     Because the derivatives we use are not complex, significant judgment is not required to determine their fair values. Fair values are determined principally by receiving quotations from brokers or, in the case of forward currency contracts, through discounted cash flow calculations based on changes in forward exchange rates.

RESULTS OF OPERATIONS

     The following table sets forth certain operating data as a percentage of net revenue for the periods indicated:


                                                               Year ended December 31,
                                                            ----------------------------
                                                             1999       2000       2001
                                                            -----      -----      ------
Net revenue                                                 100.0%     100.0%      100.0%
Cost of revenue                                              75.9       66.1      (143.8)
                                                            -----      -----      ------
Gross profit (loss)                                          24.1       33.9       (43.8)
                                                            -----      -----      ------
Operating expenses:
  Research and development                                    8.5        6.3        17.1
  Fab start-up costs                                          1.2        2.4         2.9
  Sales and marketing                                         4.9        3.4         9.1
  General and administrative                                  6.4        7.0         9.1
  Stock-based compensation                                    2.9        0.2         0.2
  Costs incurred on termination of development program        0.9          -           -
  Other operating expenses                                      -        1.0           -
                                                            -----      -----      ------
     Total operating expenses                                24.8       20.3        38.4
                                                            -----      -----      ------
Operating income (loss)                                      (0.7)      13.6       (82.2)

Other income (expense):
  Equity in loss of CSP                                      (1.4)         -           -
  Equity in income (loss) of SMP                             (3.4)       0.7       (20.0)
  Other income                                                0.8        1.1         4.3
  Interest income                                             1.0        4.8        10.0
  Interest expense                                           (2.6)      (1.5)       (8.6)
  Exchange gain                                               0.8        0.7         0.9
                                                            -----      -----      ------
Income (loss) before income taxes                            (5.5)      19.4       (95.6)
Income tax expense                                           (0.3)      (1.6)       (3.1)
                                                            -----      -----      ------
Income (loss) before minority interest                       (5.8)      17.8       (98.7)
Minority interest in loss of CSP                              1.1        3.8        15.7
                                                            -----      -----      ------
Net income (loss)                                            (4.7)%     21.6%      (83.0)%
                                                            =====      =====      ======


YEARS ENDED DECEMBER 31, 2000 AND DECEMBER 31, 2001

     Net revenue. We generate revenue primarily from fabricating semiconductor wafers. In addition, we derive revenue from associated subcontracted assembly and test services. Revenue is recognized upon shipment of goods to our customers. Substantially all revenue is in U.S. dollars. Net revenues were $462.7 million in 2001, down 59.2% compared to $1,134.1 million in 2000. This decrease in revenue was due primarily to the fact that in 2001, the semiconductor industry experienced the sharpest contraction on record, in excess of 30%, with severe declines in end markets particularly in the communications sector, which represented more than 50% of our revenue in 2000.

     Wafer shipments decreased from 926.7 thousand wafers in 2000 to 390.7 thousand wafers in 2001, a decrease of 57.8%. Average selling prices decreased by 3.3% to $1,184 per wafer in 2001 compared to $1,224 per wafer in 2000. The decrease in average selling prices was due primarily to a shift in customer mix and to a lesser extent, pricing declines.

     Cost of revenue and gross profit (loss). Cost of revenue includes depreciation expense, attributed overhead, cost of materials and subcontracted expenses for assembly and test services. Cost of revenue decreased 11.2% from $749.6 million in 2000 to $665.3 million in 2001. Lower direct costs and cost savings from our cost reduction programs were partly offset by higher depreciation of $90.2 million, as a result of an increase in installed capacity in the third and fourth quarters of 2000. Gross profit was negative $202.6 million, or negative 43.8% of net revenues, down from a gross profit of $348.5 million, or 33.9% of net revenues a year ago, due primarily to significantly lower revenues and to a lesser extent, higher depreciation.

     Research and development expenses. Research and development expenses consist primarily of salaries and benefits for research and development personnel, depreciation of research and development equipment and material expenses for development wafers. Research and development expenses increased by $7.8 million, or 10.9%, from $71.5 million in 2000 to $79.3 million in 2001, as the company stepped up investments in next-generation technologies and modules in support of its strategy to provide a full suite of processes necessary for enabling system-level integration.

     Fab start-up costs. Fab start-up costs represent costs incurred (other than capitalized costs, including capitalized interest related to acquisition or construction of property, plant and equipment) in connection with the establishment of new fabs and operations. Fab start-up costs were $13.3 million in 2001 for Fab 7, compared to $27.5 million in 2000 for CSP and Fab 7. The fab start-up costs relating to CSP ended in the second quarter of 2000 as CSP started production in May 2000.

     Sales and marketing expenses. Sales and marketing expenses consist primarily of salaries and benefits for sales and marketing personnel, contract expenses paid to providers of EDA software, expenses associated with overseas offices, wafer samples, promotions and receivables provisions. Sales and marketing expenses increased by 10.0% from $38.4 million in 2000 to $42.3 million in 2001, primarily due to increased support for customer prototyping activities, partly offset by reduced payroll and related expenses.

     General and administrative expenses. General and administrative expenses consist primarily of salaries and benefits for administrative personnel, depreciation of non-production equipment and recruitment and training expenses. General and administrative expenses decreased by 46.8% from $78.8 million in 2000 to $41.9 million in 2001, primarily due to reduced payroll and related expenses.

     Other operating expenses. During 2000, we accrued a liability and recorded a charge of $11.6 million to reflect the estimated loss on a licensing agreement. The loss represents the estimated amounts to be paid to the licensor as a result of restructuring the terms of the agreement. The loss has been charged to 2000 results of operations as we do not expect to derive value from the payments in future periods. As of December 31, 2001, we have paid $5.0 million of this liability and we believe that the accrued balance covers the specified issue and do not anticipate the need for additional accruals for this matter.

     Equity in income (loss) of SMP. Our equity share of the loss in SMP was $92.7 million in 2001, compared to a income of $7.6 million in 2000, due primarily to a sharp drop in capacity utilization as a result of reduced demand. Please see "Item 4. Information on Our Company -- Strategic Alliances - Silicon Manufacturing Partners" and the stand-alone financial statements of SMP included elsewhere in this document.

     Other income. Other income increased $6.8 million, or 52.5%, from $12.9 million in 2000 to $19.7 million in 2001, primarily due to higher recognizable grants from the Government of Singapore for both research and development and staff training.

     Interest income. Interest income decreased $8.3 million, or 15.3%, from $54.5 million in 2000 to $46.2 million in 2001, due to lower interest rates.

     Interest expense. Interest expense increased $22.1 million, or 125.8%, from $17.6 million in 2000 to $39.7 million in 2001 primarily due to interest expense associated with the convertible bond offering completed in April 2001.

     Exchange gain. Exchange gain decreased 49.9% from $8.4 million in 2000 to $4.2 million in 2001.

     Income tax expense. Currently, we pay tax on interest income, rental income and other income not specifically exempted from income tax. We had a provision for taxes of $14.2 million in 2001 compared to $18.7 million in 2000. The lower tax provision in 2001 was primarily the result of lower tax payable on the lower level of interest income, partly offset by higher taxes payable on our income for Fab 1. Each of our existing fabs, other than Fab 1, has been exempted from income tax on profits from the sale of manufactured goods for ten years following the date specified production milestones are achieved. With respect to Fab 1, we have received approval for post-pioneer status which will allow us to pay a concessionary tax rate of 10% effective January 1, 2001 with respect to the income earned by Fab 1.

     Minority interest in loss of CSP. The minority interest in loss of CSP increased $29.1 million, or 66.8%, from $43.5 million in 2000 to $72.6 million in 2001. The increase was primarily due to higher depreciation and significantly lower utilization as a result of reduced demand.


YEARS ENDED DECEMBER 31, 1999 AND DECEMBER 31, 2000

     Net revenue. Global semiconductor demand had been growing at an accelerated pace from the third quarter of 1998 until the end of 2000. Being able to provide the required technology and capacity, we benefited from this rising demand. Net revenue grew to $1,134.1 million in 2000, up 63.4% compared to $694.3 million in 1999. The significant increase in revenues was due primarily to higher shipments, higher average selling prices and the addition of new customers in Europe, which was our fastest growing region.

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

     Research and development expenses. Research and development expenses increased by $12.6 million from $58.9 million in 1999 to $71.5 million in 2000, primarily due to additional investments in next generation technology and modules in support of our strategy to provide a full suite of process technologies necessary for enabling system-level integration including spending relating to the joint development agreement with Agere Systems Inc.

     Fab start-up costs. As a result of the amendment to the strategic alliance agreement with Agilent Technologies Europe and EDB Investments, the company has treated CSP as a consolidated subsidiary from October 1, 1999 forward. The fab start-up costs were $27.5 million in 2000 for CSP and Fab 7, compared to $8.4 million in 1999 related to CSP. The fab start-up cost relating to CSP ceased in May 2000 as CSP started production in May 2000.

     Sales and marketing expenses. Sales and marketing expenses increased by 11.8% from $34.4 million in 1999 to $38.4 million in 2000.

     General and administrative expenses. General and administrative expenses increased by 76.7% from $44.6 million in 1999 to $78.8 million in 2000. The increase was due primarily to increased staffing and other payroll related expenses.

     Other operating expenses. During 2000, we accrued a liability and recorded a charge of $11.6 million to reflect the estimated loss on a licensing agreement. The loss represents the estimated amounts to be paid to the licensor as a result of restructuring the terms of the agreement. The loss was charged to 2000 results of operations as we did not expect to derive value from the payments in future periods. As of December 31, 2001, we have paid $5.0 million of this liability and we believe that the accrued balance covers the specified issue and do not anticipate the need for additional accruals for this matter.

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


QUARTERLY RESULTS

The following table sets forth certain unaudited consolidated financial information, including as a percentage of net revenue, for the eight fiscal quarters ended December 31, 2001. We believe that all necessary adjustments, consisting only of normal recurring adjustments, have been included in the amounts stated below to present fairly the selected quarterly information when read in conjunction with our consolidated financial statements and the related notes included elsewhere in the document. Our results of operations have varied and may continue to vary significantly from quarter-to-quarter and are not necessarily indicative of the results of any future period. Accordingly, we believe that period-to-period comparisons should not be relied upon as an indication of future performance.


                                                                   Quarter ended
                                    ------------------------------------------------------------------------------
                                    Mar 31,    Jun 30,   Sep 30,   Dec 31,   Mar 31,   Jun 30,   Sep 30,   Dec 31,
                                     2000       2000      2000      2000      2001       2001     2001      2001
                                    ------------------------------------------------------------------------------
                                                                     (in millions)
STATEMENT OF OPERATIONS DATA:
Net revenue                          238.4     271.4     305.6     318.7     206.7      100.7      79.2      76.1
Cost of revenue                      154.3     176.6     202.0     216.6     196.4      164.2     154.1     150.6
                                     -----     -----     -----     -----     -----     ------    ------    ------
Gross profit (loss)                   84.1      94.8     103.6     102.1      10.3      (63.5)    (74.9)    (74.5)
                                     -----     -----     -----     -----     -----     ------    ------    ------

Operating expenses:
  Research and development            17.3      17.8      17.4      19.0      21.2       20.7      18.6      18.9
  Fab start-up costs                  11.7       5.6       1.6       8.7       5.3        3.7       1.9       2.3
  Sales and marketing                  9.3       7.7       9.2      12.2       8.2        9.3       7.9      16.9
  General and administrative          15.5      22.9      22.5      17.9      12.9       10.1       9.9       9.1
  Stock-based compensation             1.1       0.7       0.4       0.4         -        0.4       0.2       0.1
  Other operating expenses               -         -      11.6         -         -          -         -         -
                                     -----     -----     -----     -----     -----     ------    ------    ------
     Total operating expenses         54.9      54.7      62.7      58.2      47.6       44.2      38.5      47.3
                                     -----     -----     -----     -----     -----     ------    ------    ------
Operating income (loss)               29.2      40.1      40.9      43.9     (37.3)    (107.7)   (113.4)   (121.8)

Other income (expense):
  Equity in income (loss) of SMP      (2.3)      0.2       5.0       4.6     (18.6)     (25.2)    (20.9)    (27.9)
  Other income                         2.3       0.4       4.8       5.5       7.6        5.4       4.9       1.8
  Interest income                      7.9      13.0      17.1      16.6      12.8       14.9      11.6       6.8
  Interest expense                    (3.7)     (4.1)     (5.1)     (4.7)     (3.4)     (11.6)    (12.1)    (12.6)
  Exchange gain (loss)                 1.8       2.3       2.9       1.4      (1.4)       2.9      (1.7)      4.4
                                     -----     -----     -----     -----     -----     ------    ------    ------
Income (loss) before income taxes     35.2      51.9      65.6      67.3     (40.3)    (121.3)   (131.6)   (149.3)
Income tax benefit (expense)          (3.8)     (4.2)     (4.7)     (5.9)     (8.6)      (4.6)     (4.2)      3.2
                                     -----     -----     -----     -----     -----     ------    ------    ------
Income (loss) before minority
 interest                             31.4      47.7      60.9      61.4     (48.9)    (125.9)   (135.8)   (146.1)

Minority interest in loss of CSP       6.4      10.3      10.7      16.0      18.0       18.3      17.5      18.9
                                     -----     -----     -----     -----     -----     ------    ------    ------
Net income (loss)                     37.8      58.0      71.6      77.4     (30.9)    (107.6)   (118.3)   (127.2)
                                     =====     =====     =====     =====     =====     ======    ======    ======


                                                                      Quarter ended
                                    -------------------------------------------------------------------------------------
                                    Mar 31,    Jun 30,    Sep 30,     Dec 31,    Mar 31,    Jun 30,    Sep 30,    Dec 31,
                                     2000       2000        2000       2000       2001       2001       2001       2001
                                    -------------------------------------------------------------------------------------
                                                               (as a percentage of net revenue)
STATEMENT OF OPERATIONS DATA:
Net revenue                          100.0%     100.0%     100.0%     100.0%     100.0%     100.0%     100.0%     100.0%
Cost of revenue                       64.7       65.1       66.1       68.0       95.0      163.0      194.6      198.0
                                     -----      -----      -----      -----      -----     ------      -----     ------
Gross profit (loss)                   35.3       34.9       33.9       32.0        5.0      (63.0)     (94.6)     (98.0)
                                     -----      -----      -----      -----      -----     ------      -----     ------
Operating expenses:
  Research and development             7.3        6.6        5.7        6.0       10.3       20.5       23.4       24.8
  Fab start-up costs                   4.9        2.1        0.5        2.7        2.6        3.7        2.4        3.1
  Sales and marketing                  3.9        2.8        3.0        3.8        4.0        9.2       10.0       22.2
  General and administrative           6.5        8.4        7.3        5.6        6.2       10.1       12.4       11.9
  Stock-based compensation             0.5        0.3        0.2        0.1          -        0.4        0.3        0.1
  Other operating expenses               -          -        3.8          -          -          -          -          -
                                     -----      -----      -----      -----      -----     ------     ------     ------
     Total operating expenses         23.1       20.2       20.5       18.2       23.1       43.9       48.5       62.1
                                     -----      -----      -----      -----      -----     ------     ------     ------
Operating income (loss)               12.2       14.7       13.4       13.8      (18.1)    (106.9)    (143.1)    (160.1)

Other income (expense):
  Equity in income (loss) of SMP      (0.9)       0.1        1.6        1.5       (9.0)     (25.0)     (26.5)     (36.6)
  Other income                         1.0        0.1        1.6        1.7        3.7        5.4        6.2        2.3
  Interest income                      3.3        4.8        5.6        5.2        6.2       14.8       14.7        8.9
  Interest expense                    (1.6)      (1.5)      (1.7)      (1.5)      (1.6)     (11.6)     (15.2)     (16.5)
  Exchange gain (loss)                 0.8        0.9        1.0        0.5       (0.7)       2.9       (2.2)       5.8
                                     -----      -----      -----      -----      -----     ------     ------     ------
Income (loss) before income taxes     14.8       19.1       21.5       21.2      (19.5)    (120.4)    (166.1)    (196.2)
Income tax benefit (expense)          (1.6)      (1.6)      (1.6)      (1.9)      (4.2)      (4.6)      (5.3)       4.2
                                     -----      -----      -----      -----      -----     ------     ------     ------
Income (loss) before minority         13.2       17.5       19.9       19.3      (23.7)    (125.0)    (171.4)    (192.0)
interest

Minority interest in loss of CSP       2.7        3.9        3.5        5.0        8.7       18.2       22.0       24.8
                                     -----      -----      -----      -----      -----     ------     ------     ------
Net income (loss)                     15.9%      21.4%      23.4%      24.3%     (15.0)%   (106.8)%   (149.4)%   (167.2)%
                                     =====      =====      =====      =====      =====     ======     ======     ======

     The market environment in 2001 was the most challenging in the history of the semiconductor industry due to weakness in the end markets and protracted correction of abnormally high inventories and a weakening global economy. Our wafer shipments and correspondingly, net revenues, began decreasing in the first quarter of 2001 in all segments, particularly in the communications segment. However, the sequential decline of 4% in net revenues in the fourth quarter 2001 was significantly lower, compared to the sequential decline in each of the previous quarters of 2001 as our customers' businesses began to stabilize. The general trend of our average selling prices for 2001 was downwards compared to the fourth quarter of 2000, as a result of changes in product mix and to a lesser extent, pricing declines.

     Gross profit margin as a percentage of net revenue declined since the fourth quarter 2000, as a result of lower revenue and low capacity utilization rates. Lower direct costs and cost savings across the quarters from our cost reduction programs were partly offset by higher depreciation as a result of an increase in installed capacity in the third and fourth quarters of 2000.

     Operating expenses were reduced sequentially from first to third quarter of 2001, due primarily to expense-reduction programs, partly offset by an increase in costs to support research and development activities. Operating expenses increased in the fourth quarter of 2001, primarily due to increased support for customer prototyping activities, partly offset by reduced payroll and related expenses.

     The interest expense associated with the convertible notes offering completed in April 2001, coupled with lower interest rates for fixed deposits, resulted in a net interest expense in the third and fourth quarters of 2001 as compared to a net interest income in the first two quarters of 2001.

     We made a favorable tax provision adjustment in the fourth quarter of 2001, due to approval received for Fab 1 post-pioneer status in the fourth quarter, which allows us to pay a concessionary tax rate of 10% for Fab 1 income effective January 1, 2001.

LIQUIDITY AND CAPITAL RESOURCES

     As of December 31, 2001, our principal sources of liquidity included $1,041.6 million in cash and cash equivalents and $755.5 million of unutilized banking and credit facilities consisting of short and medium term advances and bank guarantees.

     Net cash provided by operating activities totaled $591.3 million in 2000 and $84.8 million in 2001. The decrease was primarily due to the net loss incurred in 2001, compared with net income for the corresponding period in 2000, after taking into account the effect of non-cash adjustments and the more favorable working capital change. The non-cash adjustments in 2001 were primarily due to depreciation and amortization, partly offset by minority interest in loss of CSP. The more favorable working capital change during the same period was primarily due to the increase in amount due to SMP, and a decrease in accounts receivable and inventories, partly offset by a decrease in accrued operating expenses.

     Net cash used in investing activities totaled $976.6 million in 2000 and $480.0 million in 2001. Investing activities consisted primarily of capital expenditures totaling $963.8 in 2000 and $489.6 million in 2001. Capital expenditures in 2001 were mainly related to the equipping of Fab 3 and Fab 6, and in the construction and installation of mechanical and electrical fittings for Fab 7.

     Net cash provided by financing activities totaled $764.8 million in 2000 and was principally from the cash proceeds from our follow-on offering in May 2000, long-term borrowings incurred to finance the capital expenditures at CSP and issuance of shares by CSP to minority shareholders, partly offset by the repayment of loans. Net cash provided by financing activities totaled $512.7 million in 2001. This was principally from the net cash proceeds from our convertible note offering in April 2001 of $560.6 million and long-term borrowings incurred to finance the capital expenditures at CSP of $119.0 million, partly offset by the repayment of term loans.

     We have an oral agreement for a multi-currency $100 million short-term credit facility with ST. Interest on the facility accrues at the monthly average interest rate of three specific banks as indicated by ST. Borrowings are unsecured. As of December 31, 2001, there were no borrowings outstanding under this facility. There is a possibility that ST may not continue to make this credit facility available to us, as we have not utilized it during the last three years.

     As of December 31, 2001, we had three loans for capital expenditures and equipment with outstanding principal amounts of S$30.8 million (US$16.8 million), S$184.6 million (US$100.8 million) and S$85.7 million (US$46.8 million), respectively. Each of the loans is denominated in Singapore dollars and we fully hedge both interest and principal payments against fluctuations in foreign exchange rates. The loans bear interest at rates between 4.0% and 4.25%. The first two loan agreements are unsecured and guaranteed by ST. The third loan agreement is unsecured and guaranteed by commercial banks at the request of ST.

     - The first loan matures on September 1, 2003. Interest is payable semi-annually and principal is payable in equal semi-annual installments which commenced on September 1, 1997 (see "Item 19. Exhibits -- Exhibit 4.14").

     - The second loan matures on September 1, 2005. Interest is payable semi-annually and principal is payable in equal semi-annual installments which commenced on September 1, 1999 (see "Item 19. Exhibits -- Exhibit 4.15")

     - The third loan matures on September 1, 2002. Interest is payable semi-annually and principal is payable in equal semi-annual installments which commenced on September 1, 1999 (see "Item 19. Exhibits -- Exhibit 4.16").

     As of December 31, 2001, we had two bank loans with outstanding amounts of S$50.0 million (US$27.3 million) each (see "Item 19. Exhibits -- Exhibit 4.17 and Exhibit 4.18"). The first loan was due February 14, 2002 and was repaid. The second loan is due on June 16, 2002. The outstanding loan carries an interest rate of 2.0% above the bank's first tier savings rate and 1.0% above the arithmetic mean of SIBOR for deposits quoted by specified banks to the lender. Interest is payable semi-annually in Singapore dollars for the loan. The loan is unsecured. During 1998, we entered into foreign currency forward contracts to hedge the principal and estimated interest cash flows related to all of our Singapore dollar borrowings.

     On April 2, 2001, we issued $575 million of senior unsecured convertible notes due April 2, 2006, which bear interest at the rate of 2.50% per year and have a yield to maturity of 5.25% per year. The notes can be converted into ordinary shares or ADSs at a conversion price of S$6.5170 ordinary shares (equivalent to approximately US$36.3611 per ADS, based on a fixed exchange rate of US$1.00 = S$1.7923, and the current ratio of ten ordinary shares per ADS; the conversion price and ratio of ADS to shares may be subject to adjustment for certain events). We may redeem all or a portion of the convertible notes at any time on or after April 2, 2003 at a price to yield of 5.25% per year on the redemption date if our shares or ADSs trade at 125% of the conversion price for a period of 20 days in any consecutive 30 trading day period. During the year, we entered into an interest rate swap contract in respect of the fixed-rate interest obligations associated with $200 million of the convertible notes, with the effect of swapping the fixed-rate interest obligations to a floating-rate obligation based on LIBOR rates.

     As of December 31, 2001, CSP has two U.S. dollar term loans with several banks and financial institutions for capital expenditures and equipment.

     - The first loan was first put in place on March 12, 1998 and matures on June 30, 2002. (See "Item 19. Exhibits -- Exhibit 4.1") The loan is for an amount of $143.2 million, of which $35.8 million in principal is currently outstanding after making repayments of $107.4 million. It carries an interest rate of 0.5625% above the arithmetic mean of SIBOR rates for U.S. dollars deposits quoted by specified banks to the lender. As of December 31, 2001, this rate was 2.6250%. Interest is payable semi-annually in U.S. dollars and principal will be amortized in four equal semi-annual installments commencing December 31, 2000. Borrowings under this facility were initially unsecured. In December 2000, the facility agreement was amended to allow for borrowings to be secured by a floating charge over the CSP project bank account which was established in 2001 pursuant to the second loan agreement. Under the terms of the floating charge, CSP is permitted to use the funds in the project bank account, subject to certain restrictions unless an event of default occurs, in which event, CSP would no longer be permitted to use such funds. CSP agreed to grant such security to the lenders under the first loan in consideration of the lenders under the first loan giving permission to CSP to create security in favor of the lenders under the second loan.

     - The second loan was first put in place on September 28, 2000 and matures on September 28, 2006. (See "Item 19. Exhibits -- Exhibit 4.7"). The second loan is for an amount of $820.0 million of which $149.0 million in principal has been drawn and as of December 31, 2001, the remaining $671.0 million in principal remains undrawn. It carries an interest rate of 0.60% to 0.85% (depending on certain criteria relating to wafer starts and debt/equity ratio) above the LIBOR rates for U.S. dollars deposits quoted by specified banks to the lender. As of December 31, 2001, this rate was 2.7875%. Interest is payable semi-annually in U.S. dollars and principal will be amortized in six equal semi-annual installments commencing March 28, 2004. Borrowings under this facility are secured by a floating charge over the same CSP project bank account as described above for the first loan, and a fixed charge over CSP's debt service reserve account which was established in 2001 pursuant to the second loan agreement. The fixed charge over CSP's debt service reserve account will not permit the use of the funds in that account by CSP for as long as the loan remains outstanding. The actual amount of debt to be incurred under the facility will be influenced by several factors, including without limitation, the speed and timing of the ramp up of operations at Fab 6, our company's cash flow position and the need to comply with specified debt-to-equity ratios under the terms of the credit facility.

     In addition, as of December 31, 2001, CSP has a loan for capital expenditures and equipment which was first put in place on November 24, 1999. The loan is for an amount of S$450.0 million (US$245.8 million), of which S$225.0 million (US$122.9 million) in principal has been drawn down. As the interest rate for the balance of the funds available under the facility was not competitive at the time of the intended draw-down, we decided against drawing on the balance and allowed the availability of the balance to lapse. The loan is denominated in Singapore dollars and we fully hedge both interest and principal payments so as to minimize our exposure to fluctuations in foreign exchange rates. The loan has an interest rate of 4.25%. The loan matures on March 1, 2006. Interest is payable semi-annually and principal will be amortized in equal semi-annual installments commencing on March 1, 2002. While the loan is unsecured, it is backed by a bank guarantee from a syndicate of banks. (See "Item 19. Exhibits -- Exhibit 4.13").

     Many of our loans, including loans incurred by our subsidiary, CSP, and our joint venture company, SMP, contain various financial and other covenants. Among other things, these covenants require the maintenance of certain financial ratios (including total debt to net worth) and that ST own, directly or indirectly, at least 51% of our outstanding shares. If we fail to comply with these covenants, we could be in a default under these loans and the lenders would have the right to accelerate our obligation to repay the outstanding borrowings under these loans. Such a default could also cause cross-defaults under other loans and could seriously harm us.

     As of December 31, 2001, the minimum future rental payments on non-cancelable operating leases amounted to $89.3 million.

     The following table set forth our contractual obligations and commitments to make future payments as of December 31, 2001 and 2000. The following excludes our accounts payable, accrued operating expenses and other current liabilities which are payable in the normal course of operations and which are included in current liabilities at December 31, 2001 and 2000:


                                                AS OF DECEMBER 31, 2001
                       ---------------------------------------------------------------------------     AS OF
                                           EXPECTED PAYMENT DATE                                       DEC 31,
                       --------------------------------------------------------------                   2000
                                                                               THERE                 ----------
                         2002       2003      2004       2005       2006       AFTER      TOTAL        TOTAL
                       --------   -------   --------   --------   --------    -------   ----------   ----------
                                                          (in thousands)
Long term debt         $198,160   $60,922   $102,186   $102,186   $648,776          -   $1,112,230     $582,463
Operating lease
  commitments             6,641     5,529      4,853      4,753      4,760    $62,805       89,341       52,556
Capital expenditure
  commitments           263,644         -          -          -          -          -      263,644      801,874
                       --------   -------   --------   --------   --------    -------   ----------   ----------
Total                  $468,445   $66,451   $107,039   $106,939   $653,536    $62,805   $1,465,215   $1,436,893
                       ========   =======   ========   ========   ========    =======   ==========   ==========

     The nature of our industry is such that, in the short-term, we may reduce our capital expenditures by delaying planned capital expenditures in response to a difficult business environment, such as the one that existed in 2001. However, the semiconductor market is characterized by rapid technological change, which we expect to result in significant capital expenditure requirements within our longer-term horizon. Factors which may affect our level of future capital expenditures include the degree and the timing of technological changes within our industry, changes in demand for the use of our equipment and machinery as a result of changes to our customer base and the level of growth within our industry.

     We expect our aggregate capital expenditures to be approximately $400 million in 2002, 18% lower compared to the $490 million we spent on capital expenditure in 2001. We believe that our cash on hand, existing credit facilities and credit terms with our equipment vendors will be sufficient to meet our capital expenditure and working capital needs for 2002. For the year 2003, we expect to require additional financing in order to complete our capital expenditure projects currently in progress and contemplated and to meet our working capital needs. There can be no assurance that additional financing will be available or, if available, that such financing will be obtained on terms favorable to us or that any additional financing will not be dilutive to our shareholders.

     We have received research grants from various agencies of the Government of Singapore. These grants provide funding for a portion of our research and development related capital expenditures and for the training and staffing costs associated with some of our process technology development programs. Funds from these grants are disbursed upon the achievement of program milestones. $12.4 million of the grants was disbursed to us in 2001. The grants are disbursed based on the amount of expenditures incurred. The main conditions attached to the grants are the completion of the project to which the grant relates and the certification of the costs incurred.

     In December 2000, our company entered into an agreement to sell, on a revolving basis, trade receivables to a special purpose vehicle, Wafer Fabrication Accounts Receivable Funding Corp or Funding Corp. As of February 28, 2002, our company has not sold any receivables pursuant to this securitization program because in 2001, we experienced a decline in our revenues which in turn resulted in a decline in our accounts receivables. We are evaluating the cost effectiveness of maintaining this facility. Funding Corp is a bankruptcy-remote special purpose entity that is subject to certain covenants and restrictions. Beginning on a funding date to be determined by Chartered, all eligible trade receivables, as defined in the agreement, will be sold to Funding Corp on a revolving basis. Funding Corp in turn intends to sell an undivided interest in the pool of receivables, up to a maximum of US$75 million, to Enterprise Funding Corporation or Enterprise Corp, acting as a conduit investor. Enterprise Corp intends to issue commercial paper backed by assets of various companies, including the foregoing trade receivables. Funding Corp intends to use the collections from the receivables it has purchased to reinvest in the purchase of newly generated receivables on a revolving basis until such time as the purchase program ends. Our company maintains a subordinated interest in the portion of the pooled receivables. The portion of the receivables sold from Funding Corp to Enterprise Corp will be accounted for as a sale in accordance with FASB Statement No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities - a replacement of FASB Statement No. 125".


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

     The pioneer status previously granted for Fab 1 for the manufacture of large scale integrated circuits has expired on January 1, 2001. We have received approval for the post-pioneer status, which entitles us to a concessionary tax rate of 10% for five-year period beginning January 1, 2001.

     During the period for which our pioneer status is effective, subject to our compliance with certain conditions, income from our pioneer trade (that is, sale of integrated circuits) is exempt from Singapore income tax. During the periods for which our post-pioneer status and development and expansion company status are effective, subject to our compliance with certain conditions, income from our post-pioneer trade and development and expansion is taxed at a concessionary rate of 10%. The income tax exempt profits arising from the pioneer trade may be distributed as tax-exempt dividends, and holders of ordinary shares are not subject to Singapore income tax on such dividends. Please see "Item 10. Additional Information -- Taxation -- Income Tax" for information regarding the taxation of dividends. Losses accumulated before the pioneer status period cannot be carried forward. Losses accumulated in the pioneer status period may be carried forward and may be offset against profits from the same pioneer trade arising after the expiration of the pioneer status period, subject to our compliance with certain conditions. Profits arising during pioneer status offset any accumulated pioneer loss carry forward balance. Without this exemption from income tax or the concessionary tax rate of 10%, we would be subject to income tax at the applicable corporate income tax rate which is currently 24.5% for the year of assessment 2002. Interest income is not exempt from taxation during the pioneer status period or entitled to the concessionary tax rate during the post-pioneer status period or the development and expansion company status period.


RECENT ACCOUNTING PRONOUNCEMENTS

CHANGE IN U.S. ACCOUNTING STANDARD MAY IMPACT OUR FINANCIAL REPORTING

     In June 2001, the FASB issued SFAS No. 141, "Business Combinations", and SFAS No. 142, "Goodwill and Other Intangible Assets". SFAS No. 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001 as well as all purchase method business combinations completed after June 30, 2001. SFAS No. 141 also specifies criteria intangible assets acquired in a purchase method business combination must meet to be recognized and reported apart from goodwill, noting that any purchase price allocable to an assembled workforce may not be accounted for separately. SFAS No. 142 will require that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead tested for impairment at least annually in accordance with the provisions of SFAS No. 142. SFAS No. 142 will also require that intangible assets with estimable useful lives be amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment in accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets", which was issued in August 2001. The company is required to adopt the provisions of SFAS No. 141 immediately and SFAS No. 142 effective January 1, 2002. The adoption of SFAS No.'s 141 and 142 did not have a material effect on the company's financial position or results of operations.

     In June 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations", which addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and associated asset retirement costs. This statement applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and (or) normal use of the asset.

     SFAS No. 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The fair value of the liability is added to the carrying amount of the associated asset and this additional carrying amount is depreciated over the life of the asset. The liability is accreted at the end of each period through charges to operating expense. If the obligation is settled for other than the carrying amount of the liability, the company will recognize a gain or loss on settlement. The company is required to adopt the provisions of SFAS No. 143 on January 1, 2003. It is not practicable for the company to estimate the impact of adopting this statement at the date of this report.

     In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets", which supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of". SFAS No. 144 retains the fundamental provisions of SFAS No. 121 for recognition and measurement of the impairment of long-lived assets to be held and used and measurement of long-lived assets to be disposed of by sale. SFAS No. 144 addresses certain implementation issues related to SFAS No. 121. This Statement also supersedes the accounting and reporting provisions of APB Opinion No. 30, "Reporting the Results of Operations - Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions", for segments of a business to be disposed of. SFAS No. 144 retains the basic provisions of Opinion No. 30 for the presentation of discontinued operations in the income statement but broadens that presentation to include a component of an entity, rather than a segment of a business. The company is required to adopt SFAS No. 144 on January 1, 2002. The adoption of SFAS No. 144 on January 1, 2002, did not have a material effect on the company's financial position or results of operations.


ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

DIRECTORS AND OFFICERS OF REGISTRANT

         The following table sets forth, as of February 28, 2002, the name, age and position of each director and executive officer of our company.


NAME                            AGE         POSITION
----                            ---         --------
BOARD OF DIRECTORS(1)
Ho Ching(2)                      48         Chairman of the Board
Lim Ming Seong(2)(3)             54         Deputy Chairman of the Board
James A. Norling                 60         Deputy Chairman of the Board
Barry Waite                      53         Director
Sum Soon Lim(2)(3)(4)            58         Director
James H. Van Tassel(3)           73         Director
Aubrey C. Tobey (2)(4)           76         Director
Robert E. La Blanc(4)            67         Director
Andre Borrel (2)(3)              65         Director
Charles E. Thompson(2)           72         Director
Koh Beng Seng(4)                 51         Director
Tsugio Makimoto                  64         Director
Tay Siew Choon(2)(3)             54         Director
Peter Seah Lim Huat(2)           55         Director
Premod Paul Thomas(5)            44         Alternate Director to Sum Soon Lim

SENIOR MANAGEMENT(1)
Barry Waite                      53         President and Chief Executive Officer
Chia Song Hwee                   39         Senior Vice President, Chief Financial Officer and
                                            Chief Administrative Officer

Robert Baxter                    46         Senior Vice President, Business Operations
John Docherty                    48         Senior Vice President, Manufacturing Operations
Sun Shi-Chung                    54         Senior Vice President, Technology Development
John Martin                      59         Vice President, Chief Technology Officer


NAME                            AGE         POSITION
----                            ---         --------

Lau Chi Kwan                     51         Vice President, Quality and Reliability Assurance
Tan Seng Chai                    39         Vice President, Human Resources
George Thomas                    48         Vice President, Finance
Alan Capper                      58         Vice President, Business Systems and
                                            Chief Information Officer

Michael J. Rekuc                 52         President, Americas
Bruno Guilmart                   41         President, Asia Pacific and Japan
Allan Hughes                     41         President, Europe

----------
(1) A portion of our directors are elected at each annual general meeting of shareholders. The number of directors retiring and eligible to stand for re-election each year varies, but generally, it is equal to one-third of the board, with the directors who have been in office longest since their re-election or appointment standing for re-election. However, where a director is 70 years or over in age, he is required to stand for re-election each year. Currently, our Chief Executive Officer and President is not required to stand for re-election as a director while he is in office. However, we are planning to propose for shareholders' approval in May 2002, amendments to our articles of association which, if approved, will require that our Chief Executive Officer and President stand for re-election with respect to his board seat, as is required for the other board seats. Our contracts with senior management do not have fixed expiry dates but can be terminated by either party through notice provisions.

(2)  Member of the Executive Resource and Compensation Committee, or the ERCC.

(3)  Member of the Budget Committee

(4)  Member of the Audit Committee.

(5) Under our Articles of Association, a director is entitled to designate an alternate director to take his place when he is absent from a meeting. An alternate director, when serving in place of an absent director, may exercise all of the powers and authority of the absent director, except the power to appoint an alternate director. When not acting in place of an absent director for whom he has been appointed alternate director, an alternate director is not entitled to attend, participate or vote in any board meetings.


THE OFFICE OF THE PRESIDENT

     In mid-2000, the Office of the President was created as a vehicle through which collaborative decision making could be carried out by drawing on the combined expertise of our executive officers. The original team comprising Barry Waite, President and Chief Executive Officer; Rob Baxter, Senior Vice President, Business Operations; John Docherty, Senior Vice President, Manufacturing Operations and Chia Song Hwee, Senior Vice President, Chief Financial Officer and Chief Administrative Officer was recently expanded to five, with the appointment of Shi-Chung Sun, Senior Vice President, Technology Development.


BIOGRAPHICAL INFORMATION

HO CHING

     Ho Ching has served on our Board of Directors since November 1987 and as our Chairman of the Board since August 1995. Ms. Ho is the Deputy Chairman of ST, our controlling shareholder, and is concurrently Chairman of the Singapore Exchange listed Singapore Technologies Engineering Ltd. Ms. Ho started her career as an engineer with the Ministry of Defence of Singapore in 1976, and was last appointed director of Defence Material Organization and deputy director of Defence Science Organization before she left in 1987 to join the Singapore Technologies group as director engineering. She retired as President and Chief Executive Officer of ST in December 2001. She is currently a board member of Temasek Holdings (Private) Limited, the investment holding arm of the Singapore Government. In her public service over the years, she has served on various statutory boards and agencies, such as the Economic Development Board, the National Science and Technology Board, the Singapore Institute of Standards and Industrial Research and the Productivity and Standards Board, and is most recently the Chairman of the Institute of Molecular Agrobiology. She is also involved in community service and charitable organizations in her personal capacity. For her public service, she was awarded the Singapore Public Administration medal (silver, 1985) and the Public Service Star (1996) by the Singapore Government. Ms. Ho received a Bachelor of Engineering (Electrical, 1(st) class Honours, 1976) from the University of Singapore, and the Master of Science (Electrical Engineering, 1982) from Stanford University.

LIM MING SEONG

     Lim Ming Seong has served on our Board of Directors since November 1987 and as our Deputy Chairman of the Board since August 1995. Mr. Lim is currently a corporate advisor to ST, Deputy Chairman of STATS and Chairman of CSE Systems & Engineering Ltd. After joining ST in December 1986, Mr. Lim has held various senior positions in the Singapore Technologies group. Prior to joining ST, Mr. Lim was with the Ministry of Defence of Singapore. Mr. Lim received his Bachelor of Science (Honors) in Mechanical Engineering from the University of Toronto and his Diploma in Business Administration from the University of Singapore. Mr. Lim also participated in the Advanced Management Programs at INSEAD and Harvard University.


JAMES A. NORLING

     James A. Norling has served on our Board of Directors since March 1, 2001. He has 36 years of working experience in the electronics industry. Mr. Norling was with Motorola Inc. from 1965 to 2000 holding various positions, including President of the Semiconductor Products Section in 1986, President of the Europe, Middle East and Africa region in 1993, Deputy to the Chief Executive Officer in 1998 and President of the Personal Communications Sector in 1999 until his retirement. He has previously served as a board member and the Chairman of the Semiconductor Industry Association. Mr. Norling is currently a board member of Harley-Davidson, Inc. Mr. Norling holds a B.Sc and a Masters degree in Electrical Engineering from the University of Illinois.


BARRY WAITE

     Barry Waite has served on our Board of Directors and as our President and Chief Executive Officer since May 1998. Mr. Waite has more than 31 years of experience in the semiconductor industry. Prior to joining our company, Mr. Waite held various positions at Motorola Inc. Semiconductor Products Sector, including Senior Vice President and General Manager of its microprocessor and memory technology group and Senior Vice President and General Manager of the European, Middle East and Africa region. Mr. Waite was with Texas Instruments from 1970 to 1982. Mr. Waite received his BA (Economics) (Honours) Degree from the University of Sheffield, England and is an Officer of the Order of the British Empire.


SUM SOON LIM

     Sum Soon Lim has served on our Board of Directors since February 1994. He is currently an independent consultant and was previously a part time corporate advisor to ST. Mr. Sum had worked with the Singapore Economic Development Board, DBS Bank, J.P. Morgan Inc., Overseas Union Bank and Nuri Holdings (S) Pte. Ltd., a private investment holding company. He is also a member of the Securities Industry Council. Mr. Sum currently also sits on the board of various companies, including CapitaLand Ltd., Singapore Health Services Pte. Ltd., Singapore Technologies Telemedia Pte. Ltd. and Vertex Venture Holdings Ltd. Mr. Sum received his B.Sc (Honors) in Production Engineering from the University of Nottingham, England.


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

ROBERT E. LA BLANC

     Robert E. La Blanc has served on our Board of Directors since May 1998 and is the President of Robert E. La Blanc Associates, Inc., an information technologies consulting and investment banking firm. From 1979 to 1981, Mr. La Blanc was Vice Chairman of Continental Telecom, Inc. and from 1969 to 1979, a General Partner of Salomon Brothers Inc. Mr. La Blanc has also held various senior positions within companies in the telecommunications industry including AT&T, Bell Telephone Laboratories and New York Telephone Company. Mr. La Blanc received his B.E.E. from Manhattan College and his MBA from New York University Mr. La Blanc also is a graduate of the Operating Engineers Program at Bell Telephone Laboratories and the USAF Communications Officers School.


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


KOH BENG SENG

     Koh Beng Seng has served on our Board of Directors since February 1999. He is currently Deputy President to United Overseas Bank Ltd. Prior to joining United Overseas Bank Ltd., Mr. Koh was a senior advisor to Asia Pulp & Paper Co. Ltd. and an advisor to the International Monetary Fund. He is active in the financial services sector and was with the Monetary Authority of Singapore from 1973 to 1998, where he served as Deputy Managing Director from 1988 to 1998. Mr. Koh received his Bachelor of Commerce (First Class Honors) from Nanyang University and his MBA from Columbia University. Mr. Koh was awarded an Overseas Postgraduate Scholarship by the Monetary Authority of Singapore in 1978. In 1987, the President of the Republic of Singapore awarded him a Meritorious Service Medal.


TSUGIO MAKIMOTO

     Tsugio Makimoto has served on our Board of Directors since September 1999 and has 42 years of working experience in the semiconductor industry. He is currently Corporate Advisor/Chief Technology Officer to Sony Corporation or Sony. Prior to joining Sony, Dr Makimoto has worked for Hitachi Ltd. since 1959 where he has held various senior positions, including Executive Managing Director in 1993, Senior Executive Managing Director in 1997 and Corporate Chief Technologist since 1998. Dr. Makimoto is a member of the Advisory Committee of the NAIST (Nara Institute of Science and Technology) and an Auditor of Hitachi Chemical Corporation since 2000. He was also nominated a Fellow of the Institute of Electrical and Electronics Engineers, Inc. in 1997. Dr. Makimoto is also a visiting professor at Toyo University.


TAY SIEW CHOON

     Tay Siew Choon has served on our Board of Directors since July 2001. Mr. Tay is the Managing Director and Chief Operating Officer of ST and Chief Executive Officer of Green Dot Capital Pte. Ltd., a wholly owned subsidiary of ST. Prior to joining ST, he was the Managing Director and Deputy Chief Executive Officer of SembCorp Industries Ltd. and has held various senior positions in Singapore Technologies Industrial Corporation Ltd. Mr. Tay currently also sits on the board of various companies including Sembcorp Industries Ltd., Singapore Computer Systems Ltd., SNP Corporation Ltd. and PSA Corporation Ltd. Mr. Tay received his Bachelor of Engineering (Electrical) (Honours) Degree from Auckland University and his Masters of Science in Systems Engineering from the former University of Singapore (now National University of Singapore).

PETER SEAH LIM HUAT

     Peter Seah has served on our Board of Directors since January 2002. Mr. Seah is the President and Chief Executive Officer of ST. Prior to joining ST, he has been a banker for the past 32 years, 22 of which have been with the Overseas Union Bank ("OUB") and before that with Citibank. He retired from his position as Vice Chairman and CEO at OUB in September 2001. Mr. Seah graduated from the University of Singapore in 1968 with an honours degree in Business Administration. For his public service, he was awarded the Public Service Medal
(1995) as well as the Public Service Star in 1999 by the Singapore Government.


PREMOD PAUL THOMAS

     Premod Paul Thomas was appointed to our Board of Directors as the Alternate Director to Sum Soon Lim in July 1999. Mr. Thomas is currently Director, Corporate Business and Treasury of ST. He joined ST in February 1998 as the Director (Finance) and is currently a director of STATS. Before joining ST, he was with Tirtamas Group, Jakarta, as Group Executive Advisor from 1995 to 1998 and with Bank of America from 1983 to 1995. Mr. Thomas received his B.Com. (First Class Honors) from Loyola College, India in 1977. He is a Certified Associate of the Indian Institute of Bankers, Bombay, and has an MBA from the Indian Institute of Management, Ahmedabad.


CHIA SONG HWEE

     Chia Song Hwee has served as our Chief Administrative Officer since September 2000, as our Senior Vice President since February 2000 and as our Chief Financial Officer since December 1997. Mr. Chia was our Director of Finance from April 1996 to December 1997. Mr. Chia has more than 15 years of experience in financial accounting and has overall responsibility for our company's finance, strategic development and legal matters. He reports to the President and CEO, serves as one of four other key executives in the Office of the President, and sits on our company's policy committee. From May 1992 through December 1994, Mr. Chia was Regional Financial Controller (Asia and Middle East) for Anadrill Technical Services, Inc. From January 1995 to April 1996, Mr. Chia was Regional Controller (Asia, Australia and Middle East) for Sedco Forex Technical Services, Inc. Mr. Chia has been an Alternate Director on the Board of Directors of Chartered Silicon Partners Pte. Ltd. since July 1998. Mr. Chia received his Bachelor of Business (Accountancy), with distinction, from Edith Cowan University, Australia and is a Certified Practicing Accountant by the Australian Society of CPAs.


ROBERT BAXTER

     Robert Baxter has served as our Senior Vice President, Business Operations since July 1998 with overall responsibility for all our company's worldwide business operations, including sales, marketing, design and technical support activities. Mr. Baxter reports to the President and CEO, serves as one of four other key executives in the Office of the President, and sits on our company's policy committee. Mr. Baxter has more than 25 years of working experience in the semiconductor industry. He started his career with Texas Instruments in 1976 and later joined Motorola Corporation in 1982. Prior to joining our company, Mr. Baxter was Vice President and General Manager of Motorola's Advanced Digital Consumer Division based in Tokyo. He also ran Microcontroller Business Divisions based in Europe and in Austin, Texas for Motorola Inc. He has served on the Board of Directors of Chartered Silicon Partners Pte. Ltd. since October 1998 and was appointed its Chairman in April 2001. Mr. Baxter holds a B.Sc (Hons) in Applied Physics and Electronics from Durham University, United Kingdom.


JOHN DOCHERTY

     John Docherty has served as our Senior Vice President, Manufacturing Operations since December 2001. Between September 2000 to December 2001, Mr. Docherty was also responsible for the Technology Development operations, in addition to his responsibilities in the manufacturing operations which he has held since September 1998. He has overall responsibility for manufacturing strategy, day-to-day foundry operations and continuous improvement activities. Mr. Docherty reports to the President and CEO, serves as one of four other key executives in the Office of the President, and sits on our company's policy committee. Mr. Docherty has more than 26 years experience in the semiconductor industry. Prior to joining our company, he was the Vice President and Director of European Manufacturing for Motorola Inc.'s wafer fabrication facilities in Scotland and France. Mr. Docherty has served on the Board of Directors of Silicon Manufacturing Partners Pte. Ltd. since October 1998 and was appointed its Chairman in April 2001. Mr. Docherty graduated from Napier University, Edinburgh, United Kingdom and holds a Business Diploma from Strathclyde University, Glasgow.

SUN SHI-CHUNG

     Sun Shi-Chung has served as our Senior Vice President, Technology Development since December 2001. He has the overall responsibility for technology development and execution according to the competitive technology roadmap. Dr Sun has become the fifth member of the Office of the President and he is also a member of the policy committee. Dr Sun has more than 28 years of experience in the semiconductor industry. He joined us from Promos Technologies in Taiwan, where he was the head of research and development. During his career, he has held various positions with TSMC, Advanced Micro Devices Inc., Catalyst Semiconductor, Hewlett-Packard and AT & T Bell Labs. Dr Sun received his Ph.D. in electrical engineering from Stanford University, his M.S. in electrical engineering from the State University of New York and his B.S. in electrical engineering from National Cheng Kung University in Taiwan. Dr Sun has been awarded eight U.S. patents with 8 more pending, and his work has been featured in more than 100 technical publications.


JOHN MARTIN

     John Martin has served as our Vice President, Chief Technology Officer since May 2000 and served as our Vice President, Technology Development from January 1998 to May 2000. He has overall responsibility for our technology positioning, strategic development activities, patent portfolio and research projects. Dr. Martin has more than 28 years of experience in the semiconductor industry. He began his semiconductor career with Rockwell International Microelectronics in 1973. From 1981 to 1997, Dr. Martin held various positions in Motorola Inc.'s Semiconductor Products Sector. Dr. Martin holds a Ph.D. in Inorganic Chemistry from the University of Arkansas and a BA (Chemistry) from DePauw University.


LAU CHI KWAN

     Lau Chi Kwan has served as our Vice President, Quality and Reliability Assurance since January 1998 and has overall responsibility for our quality operations, total quality management and quality engineering support, which includes failure analysis and reliability engineering. From 1994 to 1997, Dr. Lau was our Yield Engineering Manager and subsequently our Research and Development Director. Dr. Lau has 25 years of experience in the semiconductor industry, largely in research and development. Prior to joining our company, Dr. Lau was a project manager for Hewlett-Packard's Circuit Technology Business Division. He began his career in 1976 with Microwave Acoustics Lab of the University of Southern California and subsequently continued his research and engineering work at Texas Instruments for three years and Hewlett-Packard for 11 years. Dr. Lau received a B.Sc from the University of Hawaii and MSc from the University of Wisconsin. Dr. Lau received his Ph.D. from the University of Southern California.


TAN SENG CHAI

     Tan Seng Chai has served as our Vice President, Human Resources since July 1999 and has overall responsibility for the development and implementation of policies and processes in our human resource management system. From October 1997 to June 1999, Mr. Tan was our Human Resource Director. Mr. Tan joined our company as human resource manager in April 1996. He has more than 13 years of experience in the semiconductor industry. He began his career at National Semiconductor in 1987 where he held various positions in engineering, production and human resource management. Mr. Tan later joined Creative Technology Ltd. in 1994 and prior to joining our company, he was Creative's Senior Manager, Human Resource. Mr. Tan holds a Bachelor of Engineering (Hons) from the National University of Singapore in 1987 and a M.Sc (Industrial and System Eng) from the National University of Singapore in 1991.


GEORGE THOMAS

     George Thomas has served as our Vice President, Finance since September 2000 and oversees our company's finance matters. He also served as our Group Controller from May 2000 to August 2000. Mr. Thomas began his Finance/Accounting career with Canadian Met-Chem, a subsidiary of U.S. Steel Corporation as Internal Auditor and Senior Accounts Executive from 1978 to 1983. From June 1983 to April 2000, he held various positions at Schlumberger's Sedco Forex Division, including Controller, Operations-Worldwide, Regional Controller, Asia & Australia, Controller, Indonesia Operations, and Finance Manager of Arabian Drilling Company, a joint venture between Schlumberger and Petromin. He has served on the Board of Directors of Chartered Silicon Partners Pte. Ltd. since April 2001. Mr. Thomas received his Bachelor Degree in Commerce and in General Law. He is also a member of the Institute of Chartered Accountants of India.

ALAN CAPPER

     Alan Capper has served as our Vice President, Business Systems and Chief Information Officer since February 2001 and as our Vice President, Planning Operations since September 2000. He has overall responsibility for information technology, customer service, business and manufacturing planning and turnkey operations. He reports to the Office of the President and sits on our company's policy committee. Mr. Capper has over 31 years in the semiconductor industry and his career includes positions at Texas Instruments, GEC Plessey Semiconductors and Mitel Semiconductors. He has a wide range of experience including financial and production planning, management of an assembly and test facility, as a financial controller, as a business unit manager for mass storage application specific ICs and as a site general manager. His international experience includes assignments in France and Germany for Texas Instruments as well as two years in the US as President of GEC Plessey Semiconductor Inc. He has served on the Boards of Directors of Chartered Silicon Partners Pte. Ltd. and Silicon Manufacturing Partners Pte. Ltd. since April 2001. Mr. Capper holds a Bachelor of Science degree in chemistry from Liverpool University, United Kingdom.


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


BRUNO GUILMART

     Bruno Guilmart has served as President of our Asia Pacific and Japan operations since 1999 and is responsible for all sales and business activities for Asia-Pacific and Japan regions, including Taiwan, China, Hong Kong, Korea, Malaysia, Thailand, Philippines, Singapore, Australia and Israel. Mr. Guilmart reports to the Office of the President. He has more than 18 years of experience in semiconductor engineering, marketing and business development. Prior to joining our company, Mr. Guilmart was the vice president, professional services for Cadence Design Systems covering Asia Pacific. From 1989 to 1996, he was executive director - Northeast Asia sales at Temic Semiconductors' Daimler-Benz group located in Hong Kong. He also held engineering and business development positions at Hewlett-Packard Company in Europe, U.S. and Asia. He holds a bachelor of science degree in electrical engineering and a master's degree in electronics and business management from Paris XI Institute of Technology, France.


ALLAN HUGHES

     Allan Hughes has served as President of our Europe operations since July 2000 and is responsible for all our company's business activities in Europe including marketing, customer service and engineering support activities. The company currently has offices in Germany, France, UK and Sweden. He reports to the Office of the President. Mr. Hughes has 18 years of experience in the European semiconductor industry. Prior to joining the company, Hughes was general manager at Motorola's Communications Enterprise based in the United Kingdom. He has also held management positions in Motorola's European business units including their Paging Business, Cellular Sales Organization and Microcontroller business. He holds a bachelor of science in technology and business studies from Strathclyde University in Scotland.


BOARD COMPOSITION AND COMMITTEES

     Our Articles of Association set the minimum number of directors at two. As of February 28, 2002, we have 14 directors and one alternate director. A portion of our directors are elected at each annual general meeting of shareholders. The number of directors retiring and eligible to stand for reelection each year varies, but generally it is equal to one-third of the board, with the directors who have been in office longest since their reelection or appointment standing for reelection. Currently, our Chief Executive Officer and President is not required to stand for reelection as a director while he is in office. However, we are planning to propose for shareholders' approval in May 2002 amendments to our articles of association which, if approved, will require that our Chief Executive Officer and President stand for re-election with respect to his board seat, as is required for the other board seats. Because ST and its affiliate own approximately 60.6% at our outstanding ordinary shares, they are able to control actions over many matters requiring approval by our shareholders, including the election of directors.

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

     The members of the ERCC are Ms. Ho (chairman) and Messrs. Borrel, Lim, Thompson, Sum, Tobey, Seah and Tay.

     The Audit Committee of our Board of Directors consists of four members, of which a majority may not be officers or employees of our company. The Audit Committee reviews, acts on and reports to the Board of Directors regarding various auditing and accounting matters. In particular, the Audit Committee reviews the financial statements of our company, the scope and results of annual audits (both internal and external), the recommendation of our independent auditors and the response of our company's management to both the internal and external audits. The Audit Committee meets up once with the external and internal auditors without the presence of management. It also oversees related party transactions, including all material transactions between us and the Singapore Technologies group. Please see "Item 7. Major Shareholders and Related Party Transactions -- Related Party Transactions" for a description of our relationship with ST.

     The members of the Audit Committee are Messrs. Sum (chairman), Koh, La Blanc and Tobey. In December 1999, Nasdaq introduced new requirements in connection with audit committees. As a non-U.S. issuer, we have been exempted from compliance with these new requirements. However, we have chosen to adopt certain of the new rules.

     The Budget Committee of our Board of Directors is responsible for reviewing our annual budget and our quarterly financial performance in relation to our budget. The members of the Budget Committee are Messrs. Borrel (chairman), Lim, Van Tassel, Sum and Tay. In 2001, the Budget Committee reviewed the capital spending and financial plans for the year 2002, and subsequently approved the same in January 2002.


COMPENSATION OF DIRECTORS AND OFFICERS

     The aggregate compensation we paid to or accrued for all of our directors and senior management for services rendered to us and our subsidiaries during the fiscal year ended December 31, 2001 was approximately $9.8 million. We have set aside $1.0 million for retirement benefits for our senior executives during the fiscal year ended December 31, 2001. We also provide our directors and certain of our officers with customary director or officer insurance, as appropriate.

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


SHARE OWNERSHIP FOR DIRECTORS AND SENIOR MANAGEMENT

     The following table sets forth certain information with respect to the beneficial ownership of our ordinary shares for each of our directors and our chief executive officer and all of our directors and senior management as a group as of February 15, 2002, based on an aggregate of 1,384,133,171 ordinary shares outstanding as of such date:

                                                                 ORDINARY SHARES(1)
                                                                BENEFICIALLY OWNED(2)
                                                           -------------------------------
DIRECTORS                                                    NUMBER                PERCENT
---------                                                  ----------              -------
Ho Ching                                                      300,000                 *
Lim Ming Seong                                                 50,000                 *
James A. Norling                                               50,000                 *
Barry Waite                                                 4,100,040                 *
Sum Soon Lim                                                  510,145                 *
James H. Van Tassel                                           294,929                 *
Aubrey C. Tobey                                               224,256                 *
Robert E. La Blanc                                            170,456                 *
Andre Borrel                                                  282,456                 *
Charles E. Thompson                                           237,456                 *
Koh Beng Seng                                                  82,600                 *
Tsugio Makimoto                                               104,000                 *
Tay Siew Choon                                                      0                 *
Peter Seah Lim Huat                                                 0                 *
Premod Paul Thomas                                             73,000                 *
All directors and senior management(3) as a group
 (27 persons)                                              11,542,039                 *

----------
*    Less than 1% of our outstanding shares

(1) The number of ordinary shares listed in this table includes ordinary shares held directly or in the form of ADSs.

(2) Gives effect to the ordinary shares issuable within 60 days of February 15, 2002 upon the exercise of all options and other rights beneficially owned by the indicated shareholders on that date. Beneficial ownership is determined in accordance with the rules of the SEC and includes voting and investment power with respect to ordinary shares. Unless otherwise indicated, the persons named in the table have sole voting and sole investment control with respect to all ordinary shares beneficially owned.

(3)  Each of our senior management owns less than 1% of our outstanding shares.


SHARE OPTIONS FOR DIRECTORS

     The following table contains information pertaining to share options held by directors as of February 15, 2002:-

                                       AT END OF     EXERCISE        EXERCISABLE
                                       THE YEAR        PRICE           PERIOD
                                       ---------     --------   ------------------------
                                                        S$

Ho Ching                                120,000      $16.6900   06/04/2001 to 06/04/2005
                                        120,000      $11.8600   03/10/2001 to 03/10/2005
                                         60,000       $4.7400   28/03/2002 to 28/03/2006
                                         60,000       $4.9900   15/08/2002 to 15/08/2006

Lim Ming Seong                           50,000       $4.7400   28/03/2002 to 28/03/2006
                                         50,000       $4.9900   15/08/2002 to 15/08/2006

James A Norling                          50,000       $4.7400   28/03/2002 to 28/03/2006
                                         50,000       $4.9900   15/08/2002 to 15/08/2006

                                       AT END OF     EXERCISE        EXERCISABLE
                                       THE YEAR        PRICE           PERIOD
                                      ----------     --------   ------------------------
                                                        S$

Barry Waite                             376,000       $0.9309   30/11/1998 to 30/11/2008
                                        940,000       $3.3440   18/05/2000 to 18/05/2009
                                         60,000       $3.3440   29/04/2000 to 29/10/2009
                                        376,000       $0.9300   30/11/1998 to 30/11/2008
                                      3,008,000       $3.3440   29/10/1999 to 29/10/2009
                                      1,000,000      $16.6900   06/04/2001 to 06/04/2010
                                        800,000      $11.8600   03/10/2001 to 03/10/2010
                                        500,000       $4.7400   28/03/2002 to 28/03/2011
                                        500,000       $4.9900   15/08/2002 to 15/08/2011

Sum Soon Lim                             14,288       $1.0922   07/10/1999 to 07/10/2004
                                         35,720       $0.9309   07/10/1999 to 07/10/2004
                                         60,000       $3.3440   29/04/2000 to 29/10/2004
                                         20,000       $3.3440   29/10/2000 to 29/10/2004
                                         80,000      $16.6900   06/04/2001 to 06/04/2005
                                         80,000      $11.8600   03/10/2001 to 03/10/2005
                                         40,000       $4.7400   28/03/2002 to 28/03/2006
                                         40,000       $4.9900   15/08/2002 to 15/08/2006

James H. Van Tassel                      37,600       $0.9309   30/04/2000 to 30/04/2004
                                         30,000       $3.3440   29/04/2000 to 29/10/2004
                                         20,000       $3.3440   29/10/2000 to 29/10/2004
                                         50,000      $16.6900   06/04/2001 to 06/04/2005
                                         50,000      $11.8600   03/10/2001 to 03/10/2005
                                         25,000       $4.7400   28/03/2002 to 28/03/2006
                                         25,000       $4.9900   15/08/2002 to 15/08/2006

Aubrey C Tobey                           35,720       $1.0000   07/10/1999 to 07/10/2004
                                         18,800       $0.9309   30/04/2000 to 30/04/2004
                                         30,000       $3.3440   29/04/2000 to 29/10/2004
                                         20,000       $3.3440   29/10/2000 to 29/10/2004
                                         50,000      $16.6900   06/04/2001 to 06/04/2005
                                         50,000      $11.8600   03/10/2001 to 03/10/2005
                                         25,000       $4.7400   28/03/2002 to 28/03/2006
                                         25,000       $4.9900   15/08/2002 to 15/08/2006

Robert E. La Blanc                       35,720       $1.0000   07/10/1999 to 07/10/2004
                                         10,000       $3.3440   29/04/2000 to 29/10/2004
                                         10,000       $3.3440   29/10/2000 to 29/10/2004
                                         20,000      $16.6900   06/04/2001 to 06/04/2005
                                         50,000      $11.8600   03/10/2001 to 03/10/2005
                                         25,000       $4.7400   28/03/2002 to 28/03/2006
                                         25,000       $4.9900   15/08/2002 to 15/08/2006

Andre Borrel                             14,288       $1.0000   07/10/1999 to 07/10/2004
                                         36,000       $3.3440   29/04/2000 to 29/10/2004
                                         20,000       $3.3440   29/10/2000 to 29/10/2004
                                         80,000      $16.6900   06/04/2001 to 06/04/2005
                                         80,000      $11.8600   03/10/2001 to 03/10/2005
                                         40,000       $4.7400   28/03/2002 to 28/03/2006
                                         40,000       $4.9900   15/08/2002 to 15/08/2006

Charles E. Thompson                      35,720       $1.0000   07/10/1999 to 07/10/2004
                                         30,000       $3.3440   29/04/2000 to 29/10/2004
                                         20,000       $3.3440   29/10/2000 to 29/10/2004
                                         50,000      $16.6900   06/04/2001 to 06/04/2005
                                         50,000      $11.8600   03/10/2001 to 03/10/2005
                                         25,000       $4.7400   28/03/2002 to 28/03/2006
                                         25,000       $4.9900   15/08/2002 to 15/08/2006

                                       AT END OF     EXERCISE        EXERCISABLE
                                       THE YEAR        PRICE           PERIOD
                                       ---------     --------   ------------------------
                                                        S$

Koh Beng Seng                            37,600       $0.9309   30/04/2000 to 30/04/2004
                                         10,000       $3.3440   29/04/2000 to 29/10/2004
                                         10,000       $3.3440   29/10/2000 to 29/10/2004
                                         10,000      $16.6900   06/04/2001 to 06/04/2005
                                         10,000      $11.8600   03/10/2001 to 03/10/2005
                                          5,000       $4.7400   28/03/2002 to 28/03/2006
                                         10,000       $4.9900   15/08/2002 to 15/08/2006

Tsugio Makimoto                          10,000      $16.6900   06/04/2001 to 06/04/2005
                                         50,000      $11.8600   03/10/2001 to 03/10/2005
                                         25,000       $4.7400   28/03/2002 to 28/03/2006
                                         25,000       $4.9900   15/08/2002 to 15/08/2006

Tay Siew Choon                           20,000       $4.9900   15/08/2002 to 15/08/2006

Peter Seah Lim Huat                           0

Premod Paul Thomas                       10,000       $3.3440   29/10/2000 to 29/10/2004
                                         10,000      $16.6900   06/04/2001 to 06/04/2005
                                         10,000      $11.8600   03/10/2001 to 03/10/2005
                                         25,000       $4.7400   28/03/2002 to 28/03/2006
                                          5,000       $4.9900   15/08/2002 to 15/08/2006

     As of December 31, 2001, options to purchase 75,008,779 ordinary shares were issued and outstanding, of which 22,571,990 were held by our directors and senior management. The outstanding options were granted under our 1999 Share Option Plan. None of our directors or senior management individually own 1% or more of our outstanding shares.


OPTIONS TO PURCHASE SECURITIES FROM REGISTRANT OR SUBSIDIARIES

ISSUANCE OF SHARE OPTIONS

     As of December 31, 2001, options to purchase 75,008,779 ordinary shares were issued and outstanding. The outstanding options were granted under our 1999 Share Option Plan. The exercise prices of these options range from S$0.93 to S$16.69. The expiration dates of the options range from April 2004 to August 2011. In February 2002, we granted options to purchase approximately 10,675,700 more ordinary shares under our 1999 Share Option Plan at an exercise price equal to the fair market value of our ordinary shares at the time of the grant.


EMPLOYEE BENEFIT PLANS

SHARE OPTION PLAN 1999

     Effective March 30, 1999, we adopted our Share Option Plan 1999. The purpose of the plan is to offer selected individuals an opportunity to acquire or increase a proprietary interest in our company by purchasing our ordinary shares. Options granted under the 1999 plan may be non-statutory options or incentive stock options intended to qualify under Section 422 of the U.S. Internal Revenue Code.

     The 1999 plan is administered by the ERCC. Our employees, outside directors and consultants are eligible to receive option grants except as follows:

     - employees of our affiliates and our outside directors and consultants are not eligible for the grant of incentive stock options;

     - employees, outside directors and consultants of our affiliates who are citizens of the U.S. or who are deemed to be residents in the U.S. are not eligible for the grant of options; and

     - employees of SMP who are citizens of the U.S. or who are deemed to be residents in the U.S. are not eligible for the grant of options.

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

     The aggregate number of shares that may be issued under the 1999 plan and under any other share incentive and option schemes or agreements may not exceed 197,160,000 shares (subject to adjustment pursuant to the plan). If an outstanding option expires for any reason or is cancelled or otherwise terminated, the shares allocable to the unexercised portion of such option will again be available for the purposes of the plan and all other share incentive and option schemes approved by the ERCC.

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

     We amended the plan in connection with our initial public offering to enable the plan and, at the ERCC's discretion, awards granted thereunder, to comply with Section 162(m) of the U.S. Internal Revenue Code.

     At our annual general meeting in May 2001, our shareholders approved an increase in the aggregate number of shares for issuance from 107,160,000 to 197,160,000 under the 1999 plan. Our shareholders have also given approval to the effect that the limit on the number of option shares which may be granted to an individual in any fiscal year will apply irrespective of whether the Board or the ERCC determines that the 1999 plan is to comply with Section 162(m) of the U.S. Internal Revenue Code.


EMPLOYEE SHARE PURCHASE PLAN

     Upon our shareholders' approval given during the annual general meeting in May 2001, we implemented an employee share purchase plan, or ESPP. The purpose of the ESPP is to provide eligible employees with an opportunity to increase their proprietary interest in the success of our company through the purchase of its shares, which are paid for through payroll deductions. The ESPP is generally open to employees of our company and its subsidiaries whose customary employment is more than five months per calendar year and is more than 20 hours per week, and who have been employed by our company or such subsidiary for at least 6 months, subject to the following:

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

     At our May 2001 annual general meeting, our shareholders also approved the establishment of a separate Share Purchase Plan, or the SMP ESPP, for the employees of SMP, where Chartered holds a 49% equity interest. The terms of this plan are substantially similar to the terms of the preceding plan. The aggregate number of shares that are available for purchase under our company ESPP and the SMP ESPP is 10,000,000 ordinary shares of our company.


ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

MAJOR SHAREHOLDERS

     The following table sets forth certain information with respect to each person or group of affiliated persons who is known by us to beneficially own 5% or more of our ordinary shares as of February 28, 2002, based on an aggregate of 1,384,147,687 ordinary shares outstanding as of such date:

                                                                  ORDINARY SHARES(1)
                                                                 BENEFICIALLY OWNED(2)
                                                               ------------------------
5% SHAREHOLDERS                                                  NUMBER         PERCENT
---------------                                                -----------      -------
Singapore Technologies Pte Ltd(3)                              499,116,152       36.06%
Singapore Technologies Semiconductors Pte Ltd(3)               339,953,228       24.56%

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

(3) As of February 28, 2002, Temasek Holdings (Private) Limited or Temasek, the principal holding company of the Government of Singapore, owned 78.6% of Singapore Technologies Pte Ltd, or ST, and 100% of Singapore Technologies Holdings Pte. Ltd., or ST Holdings. ST Holdings owns 21.4% of ST which, in turn, owns 100% of Singapore Technologies Semiconductors Pte. Ltd., or ST Semiconductors. Temasek may be deemed to beneficially own the shares directly owned by ST and ST Semiconductors because it is the parent company of ST and ST Holdings. ST and ST Semiconductors have the same voting rights as our other shareholders. Over the last three years, ST's percentage shareholding of our outstanding shares as of December of each year has changed from 39.0% in 1999 to 36.2% in 2000 and 36.1% in 2001. ST
     Semiconductor's percentage of shareholding of our outstanding shares for the same period has changed from 31.0% in 1999 to 24.6% in 2000 and 24.6% in 2001.

     As of February 15, 2002, 427,516 of our ordinary shares, representing 0.03% of our outstanding shares, were held by a total of 57 holders of record with addresses in the U.S. As of the same date, 9,832,601 of our ADSs (representing 98,326,010 ordinary shares), representing 7.10% of our outstanding shares, were held by a total of 12 registered holders of record with addresses in the U.S. Since certain of these ordinary shares and ADSs were held by brokers or other nominees, the number of record holders in the U.S. may not be representative of the number of beneficial holders or where the beneficial holders are resident.


RELATED PARTY TRANSACTIONS

WHAT IS THE SINGAPORE TECHNOLOGIES GROUP

     Singapore Technologies Pte Ltd, or ST, is a holding company for a group of high-technology companies. As of February 28, 2002, ST was 21.4% owned by Singapore Technologies Holdings Pte. Ltd., or ST Holdings. ST and ST Holdings were 78.6% and 100% owned, respectively, by Temasek Holdings (Private) Limited through which the corporate investments of the Government of Singapore are held. Temasek is owned by the Minister for Finance (Incorporated) of Singapore. ST owns 100% of Singapore Technologies Semiconductors Pte. Ltd., or ST Semiconductors. As of February 28, 2002, ST and ST Semiconductors hold approximately a 36.1% and 24.6% interest in our company, respectively. ST Semiconductors holds interests in our sister companies, STATS and Tritech Microelectronics Ltd. (in compulsory liquidation), or Tritech. In 2001, our revenues represented approximately 9.3% of ST's revenues and our assets represented approximately 17.6% of ST's assets (in each case based on unaudited numbers).

     ST has five principal business groups: engineering, technology, infrastructure, property and financial services. ST has two operating subsidiaries that are engaged in the semiconductor business, namely:

     -    Chartered Semiconductor Manufacturing Ltd; and

     -    STATS.

     STATS specializes in assembly and testing of semiconductors. STATS consummated its initial public offering on February 8, 2000. ST may in the future establish other subsidiaries, or form strategic alliances with companies, which are engaged in the semiconductor business.

     As of February 28, 2002, ST and its affiliate own approximately 60.6% of our outstanding ordinary shares and, as a result, are able to control actions over many matters requiring approval by our shareholders, including the election of directors and approval of significant corporate transactions. In addition, Ms. Ho and Messrs. Lim, Sum, Koh, Seah, Tay and Thomas, each a member of our Board of Directors (other than Mr. Thomas who serves as alternate member), serve as directors of companies in the Singapore Technologies group. Ms. Ho and Messrs. Lim, Seah, Tay and Thomas, each a member (or alternate member) of our Board of Directors, are employed by companies in the Singapore Technologies group. As of March 1, 2002, Ms. Ho has ceased to be employed by companies in the Singapore Technologies group.

     In 1996, our Board of Directors established an Audit Committee that, among other things, reviews all material transactions between us and the Singapore Technologies group. Please see "Item 6. Directors, Senior Management and Employees -- Board Composition and Committees" for a summary of the function and composition of the Audit Committee. Mr. Sum, the chairman of the Audit Committee, serves as a director for other ST affiliates.

     We also have contractual and other business relationships with ST and its affiliates and we engage in material transactions with ST from time to time. Consequently, conflicts of interest may arise between us in certain circumstances. Our Audit Committee reviews all material transactions between our company and the Singapore Technologies group. In addition, we are not obligated to conduct any business with members of the ST group if the costs of doing so are greater than they would be if we were conducting business with unaffiliated third parties.


FINANCIAL SUPPORT PROVIDED TO US BY SINGAPORE TECHNOLOGIES GROUP

     Through its subsidiary, ST Treasury Services Ltd. or ST Treasury, ST currently provides us with short-term financing and guarantees some of our debt. Certain of our loan agreements require ST to own at least a majority of our outstanding ordinary shares. ST and ST Treasury have also in the past provided loans to us and have entered into forward foreign exchange contracts with us to hedge transactions denominated in Singapore dollar and Japanese Yen, primarily for principal and interest payments on our Singapore dollar denominated debt and certain of our equipment purchase commitments with foreign vendors. As of December 31, 2001, approximately $117.6 million of our debt was guaranteed by ST at no cost. In addition, $46.8 million of our debt was guaranteed by commercial banks at the request of ST, at a weighted average cost to us of 0.29%.

     In addition, from time to time we advance funds to, or borrow funds from, ST Treasury (and from ST prior to the second half of 1998). In general, advances to and borrowings from ST and ST Treasury bear interest at rates comparable to the rates offered by commercial banks in Singapore, are unsecured and are repayable for periods not more than three months on a renewable basis. The amount of interest income received from ST Treasury in 1999, 2000 and 2001 was $2.8 million, $27.0 million and $20.2 million respectively. The amount of interest expense paid to ST Treasury in 1999 was $0.1 million. No interest expense was paid to ST Treasury in 2000 and 2001. The average rate of interest payable in 1999 to ST Treasury for our Singapore dollar denominated borrowings was 2.74% and for our U.S. dollar denominated borrowings, 6.13%, respectively.

     We have also entered into an oral multi-currency credit facility with ST Treasury in connection with our borrowing arrangements with it. Under this facility, ST Treasury has agreed to make available to us funds of up to $100 million. We may, upon notice to ST Treasury, draw down at any time any amount available under the facility. We are not restricted in our utilization of drawn funds. Funds drawn under the facility are required to be repaid within one year of the date on which they are drawn. Payment schedules and directions will be as agreed to by us and ST Treasury at the time of the draw down. Unless otherwise agreed to, amounts drawn under the facility are unsecured and neither we nor ST Treasury are subject to conditions or events of default. Interest on drawn funds accrues at a rate based on the monthly average interest rate of three banks, as chosen by ST Treasury. As of December 31, 2001, there were no unsecured borrowings outstanding under this facility. There is a possibility that ST may not continue to make this credit facility available to us, as we have not utilized it during the last three years.

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

     In 1999, 2000 and 2001, management fees paid or payable to ST amount to $3.8 million, $4.3 million and $4.0 million respectively. In addition, we reimbursed ST for costs and expenses incurred on our behalf, principally certain of our payroll expenses paid through ST. Those reimbursements totaled $6.5 million, $18.6 million and $18.3 million in 1999, 2000 and 2001 respectively.

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


OTHER TRANSACTIONS WITH THE SINGAPORE TECHNOLOGIES GROUP

     We transact business with ST and its affiliates in the normal course of our respective businesses. The transaction prices were established on an arms-length basis. We recorded sales to Tritech of $1.3 million in 1999. These sales represented 0.2% of our net sales for the above period. Tritech, which was in the business of designing, developing and marketing application specific standard products as well as customer specific semiconductors, was placed under judicial management on July 2, 1999 and commenced winding-up proceedings on October 15, 1999. They are still in the process of being wound up.

     We paid STATS $33.9 million, $29.6 million and $9.2 million in 1999, 2000 and 2001, respectively, for services rendered in those years. We also paid other affiliates of ST $7.6 million, $0.6 million and $1.7 million in 1999, 2000 and 2001, respectively, for services rendered in those years. We purchased $0.6 million, $0.6 million and $0.02 million in assets from affiliates of ST in 1999, 2000 and 2001, respectively. We also paid affiliates of ST $0.1 million and $0.7 million in 1999 and 2000 respectively, for construction costs rendered in those years.

     Fabs 2 and 3 and our corporate offices are located on land leased to ST by Jurong Town Corporation, or JTC, a statutory board established by the Government of Singapore to develop and manage industrial estates in Singapore. These leases run until 2024 with conditional options to extend for another 30 years. We have entered into sub-leases with ST for the entire term of the leases for Fabs 2 and
3. The sub-leases for Fab 2 and Fab 3 require us to make rental payments to ST at rates equal to the rent paid by ST to JTC for the subject land through 2006 for Fab 2 and 2024 for Fab 3. The rental rates may be re-negotiated thereafter. In total, we paid ST $2.5 million, $1.2 million and $1.3 million, respectively, in lease payments for 1999, 2000 and 2001.

     CSP leases the land on which Fab 6 is located from ST, which in turn leases it from JTC. The agreement provides for the land to be leased to ST until 2027, with a conditional option to extend for an additional 30 years. CSP makes rental payments to ST at rates equal to the rent paid by ST to JTC for the subject land through 2027. CSP paid ST $1.1 million, $0.7 million and $0.6 million in lease payments for 1999, 2000 and 2001, respectively.

     Fab 7 is located on land licensed to ST by JTC for a period of three years commencing from March 1, 2000 under the terms of a Building Agreement dated July 30, 2001 for the purpose of entering and building on the land (see "Item 19. Exhibits -- Exhibit 4.62"). Under an Agreement for Sub-License and Sub-Lease with ST dated July 30, 2001, (see "Item 19. Exhibits -- Exhibit 4.61") we have a sub-license from ST to this land for a term of three years less one day commencing from March 1, 2000, with license fee payments equal to the license fees paid by ST to JTC. Upon the completion of the Fab 7 building and the satisfaction of certain conditions contained in the Building Agreement, we expect JTC to lease the land where Fab 7 is located to ST. We expect to sub-lease this land from ST for a term of 30 years less 1 day with rental payments equal to rent paid by ST to JTC.

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

ITEM 8. FINANCIAL INFORMATION

DIVIDEND POLICY

     In December 1995 and January 1997, we paid a cash dividend on our ordinary shares in an amount equivalent to US$87,000 and US$93,000, respectively, for the purpose of qualifying our ordinary shares as "trustee stock" eligible for investment by account holders of the Central Provident Fund, a mandatory employee pension plan administered by the Government of Singapore. Except for these dividends, we have not, since our inception, declared or paid any cash dividends on our ordinary shares. We do not currently anticipate paying any cash dividends for 2002. We may, by ordinary resolution, declare dividends at a general meeting, but we may not pay dividends in excess of the amount recommended by our Board of Directors. Our Board of Directors may also declare interim dividends without seeking shareholder approval. We must pay all dividends out of our profits or pursuant to Section 69 of the Companies Act (Chapter 50) of Singapore. In making its recommendation, our Board of Directors will consider, among other things, our future earnings, operations, capital requirements and general financial condition, as well as general business conditions and other factors which our Board of Directors may determine are appropriate. Some of our loan agreements restrict the payment of dividends without the consent of the lender. We currently intend to retain future earnings, if any, to finance expansion of our business.


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

(a)  Annual high and low market prices

                                          Nasdaq Stock Market National Market
                                          -----------------------------------
                                                High               Low
                                              -------             ------
October 29, through December 31, 1999         $ 73.00             $31.25
January 1, through December 31, 2000          $105.75             $26.38
January 1, through December 31, 2001          $ 36.00             $16.37

                                            Singapore Exchange Securities Trading Limited
                                            ---------------------------------------------
                                                       High               Low
                                                     -------             ------
November 1, through December 31, 1999                S$10.10             S$5.15
January 1, through December 31, 2000                 S$18.50             S$4.74
January 1, through December 31, 2001                 S$ 6.30             S$2.99

(b) Quarterly high and low market prices

                                                  Nasdaq Stock Market National Market
                                                  -----------------------------------
                                                        High                  Low
                                                      -------               ------
January 1, through March 31, 2000                     $105.75               $59.50
April 1, through June 30, 2000                        $ 92.38               $55.00
July 1, through September 30, 2000                    $ 92.00               $60.69
October 1, through December 31, 2000                  $ 57.25               $26.38
January 1, through March 31, 2001                     $ 36.00               $24.05
April 1, through June 30, 2001                        $ 33.60               $21.44
July 1, through September 30, 2001                    $ 29.23               $16.37
October 1, through December 31, 2001                  $ 29.03               $16.65

                                                      Singapore Exchange Securities Trading Limited
                                                      ---------------------------------------------
                                                             High                       Low
                                                            -------                   -------
January 1, through March 31, 2000                           S$18.50                   S$ 9.95
April 1, through June 30, 2000                              S$16.50                   S$10.20
July 1, through September 30, 2000                          S$16.30                   S$10.90
October 1, through December 31, 2000                        S$10.50                   S$ 4.74
January 1, through March 31, 2001                           S$ 6.30                   S$ 4.24
April 1, through June 30, 2001                              S$ 6.00                   S$ 3.92
July 1, through September 30, 2001                          S$ 5.20                   S$ 3.02
October 1, through December 31, 2001                        S$ 5.10                   S$ 2.99

(c) Monthly high and low market prices

                                                         Nasdaq Stock Market National Market
                                                         -----------------------------------
                                                             High                      Low
                                                            ------                   ------
September 1, through September 30, 2001                     $26.84                   $16.37
October 1, through October 31, 2001                         $20.70                   $16.65
November 1, through November 30, 2001                       $23.45                   $19.83
December 1, through December 31, 2001                       $29.03                   $21.94
January 1, through January 31, 2002                         $30.14                   $23.95
February 1, through February 28, 2002                       $23.85                   $21.85

                                                   Singapore Exchange Securities Trading Limited
                                                   ---------------------------------------------
                                                              High                     Low
                                                             ------                  ------
September 1, through September 30, 2001                      S$4.84                  S$3.02
October 1, through October 31, 2001                          S$3.78                  S$2.99
November 1, through November 30, 2001                        S$4.34                  S$3.58
December 1, through December 31, 2001                        S$5.10                  S$4.02
January 1, through January 31, 2002                          S$5.55                  S$4.50
February 1, through February 28, 2002                        S$4.44                  S$4.00

     The last reported sale price of the ADSs as quoted on Nasdaq on February 28, 2002 was $22.48 per ADS. The last reported sale price of the ordinary shares as quoted on the Singapore Exchange on February 28, 2002 was S$4.18 per ordinary share.

     Please see "Item 3. Key Information -- Risk Factors -- Risks Related to Our Securities and Our Trading Market" regarding the nature of the trading market for our ADSs and ordinary shares.


ITEM 10. ADDITIONAL INFORMATION

SUMMARY OF OUR MEMORANDUM AND ARTICLES OF ASSOCIATION

     Set forth is a summary of various provisions in our Memorandum and Articles of Association. This summary is qualified in its entirety by reference to our Memorandum and Articles of Association (see "Item 19. Exhibits -- Exhibit 1").


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


New Ordinary Shares

     We have only one class of shares, known as ordinary shares. New ordinary shares may only be issued with the prior approval in a general meeting of our shareholders. The approval, if granted, will lapse at the conclusion of the annual general meeting following the date on which the approval was granted. Our shareholders have given us general authority to issue any remaining approved but unissued ordinary shares prior to our next annual general meeting. Subject to the foregoing, the provisions of the Companies Act and any special rights attached to any class of shares currently issued, all new ordinary shares are under the control of our Board of Directors who may allot and issue the same with such rights and restrictions as it may think fit, provided that new ordinary shares may not be issued to transfer a controlling interest in our company without the prior approval in general meeting of our shareholders. Our shareholders are not entitled to pre-emptive rights under our Articles of Association.

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


Voting Rights

     A shareholder is entitled to attend, speak and vote at any general meeting, in person or by proxy. A proxy need not be a shareholder. A person who holds ordinary shares in the book-entry clearance system maintained by the Central Depository (Pte) Limited, or CDP, will only be entitled to vote at a general meeting as a shareholder if his name appears on the depository register maintained by CDP 48 hours before the general meeting. Except as otherwise provided under our Articles of Association, two or more shareholders holding at least 33 1/3 per cent. of our issued and outstanding ordinary shares must be present in person or by proxy to constitute a quorum at any general meeting. Under our Articles of Association, on a show of hands, every shareholder present in person and each proxy shall have one vote, and on a poll, every shareholder present in person or by proxy shall have one vote for each ordinary share held. A poll may be demanded in certain circumstances, including by the chairman of the meeting or by any shareholder present in person or by proxy.


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


Recent alterations to our Articles of Association

     In May 2001, the shareholders approved amendments to our Articles of Association permitting circulating resolutions to be signed by directors electronically in accordance with approved procedures and the authentication of certain documents relating to our business by any director, the Company Secretary or any other person appointed by the directors for such purpose to be carried out by electronic means.


Proposed alterations to our Memorandum and Articles of Association

     We are planning to propose for shareholders' approval in May 2002 alterations to our Articles of Association which, if approved, will:

     a) Provide that our Chief Executive Officer and President stands for re-election with respect to his board seat, as is required for the other board seats; and

     b) Permit us to electronically distribute notices and documents to our shareholders.

     In addition, we will also be proposing for shareholders' approval at the same meeting alterations to the objects and purposes clauses of our Memorandum of Association to provide for our entering into, or investing in, derivatives and other financial instruments and products.


MATERIAL CONTRACTS

The following is a summary of each contract that is material to us as of the date hereof and was not entered into by us in the ordinary course of business. Cross-references are provided where these agreements are described elsewhere in this document. These agreements are also listed in "Item 19 -- Exhibits".


Loan Agreements

     Chartered Silicon Partners Pte. Ltd. entered into a Loan Agreement with a syndicate of banks and ABN Amro Bank N.V., Singapore Branch, as agent, dated March 12, 1998, as amended by the First Supplemental Agreement dated December 14, 1998 (see "Item 19. Exhibits -- Exhibit 4.1"), the Second Supplemental Agreement dated November 9, 1999 (see "Item 19. Exhibits -- Exhibit 4.2"), and the Third Supplemental Agreement dated December 14, 2000 (see "Item 19. Exhibits -- Exhibit 4.3"), for an amount of up to $143.2 million. For a summary of this arrangement, see "Item 5. Operating and Financial Review and Prospects -- Liquidity and Capital Resources".

     In connection with this loan, EDB Investments Pte. Ltd., Hewlett-Packard Europe B.V. (now Agilent Technologies Europe B.V.) and ourselves provided a Shareholders Undertaking dated July 1, 1998, as amended by a First Supplemental Shareholders Undertaking dated December 16, 1998 (see "Item 19. Exhibits --
Exhibit 4.4"), a Second Supplemental Shareholders Undertaking dated November 9, 1999 (see "Item 19. Exhibits -- Exhibit 4.5"), and a Third Supplemental Shareholders Undertaking dated December 14, 2000 (see "Item 19. Exhibits --
Exhibit 4.6"). Under the Shareholders Undertaking, we and Agilent agreed to guarantee completion of Fab 6 and to provide equity support for CSP. Our obligation to provide equity support under the Shareholders Undertaking was subject to a maximum liability equal to the amount of any unpaid equity contributions we were obligated to make in CSP. We completed our equity contribution payments in CSP in November 2000 and, consequently, are no longer liable for equity support in CSP under the Shareholders Undertaking.

     Chartered Silicon Partners Pte. Ltd. entered into a Loan Agreement with the Economic Development Board dated November 24, 1999 for an amount of up to S$450.0 million (US$245.8 million) (see "Item 19. Exhibits -- Exhibit 4.13") (for a summary of this arrangement, see "Item 5. Operating and Financial Review and Prospects -- Liquidity and Capital Resources").

     Chartered Silicon Partners Pte. Ltd. also entered into a Loan Agreement with a syndicate of banks and ABN Amro Bank N.V., Singapore Branch, as agent, dated September 28, 2000 (see "Item 19. Exhibits -- Exhibit 4.7") for an amount of up to $820 million (for a summary of this arrangement, see "Item 5. Operating and Financial Review and Prospects -- Liquidity and Capital Resources"). In connection with this loan, Agilent Technologies Europe B.V. and ourselves provided a Shareholders Undertaking dated December 14, 2000 (see "Item 19. Exhibits -- Exhibit 4.8"). Under the Shareholders Undertaking, we and Agilent agreed to guarantee completion of Fab 6 and to provide equity support for CSP. Our obligation to provide equity support under the Shareholders Undertaking was subject to a maximum liability equal to the amount of any unpaid equity contributions we were obligated to make in CSP. We completed our equity contribution payments in CSP in November 2000 and, consequently, are no longer liable for equity support in CSP under the Shareholders Undertaking.

     Silicon Manufacturing Partners Pte. Ltd. entered into a Loan Agreement with a syndicate of banks and Citicorp Bank, as agent, dated September 3, 1999 (see "Item 19. Exhibits -- Exhibit 4.9") for an amount of up to $445 million, of which $300 million is Tranche A and $145 million is Tranche B, at an interest rate of LIBOR plus margin of 1.5% or less (the "SMP Syndicated Loan"). The final repayment date for the Tranche A loan is March 17, 2005, and the final repayment date for the Tranche B loan is December 3, 2005. In connection with this loan, we and Lucent Technologies Microelectronics Pte. Ltd. provided a Shareholders Undertaking dated September 3, 1999 (see "Item 19. Exhibits -- Exhibit 4.11") in which we agreed to guarantee completion of Fab 5 and to provide equity support for SMP. Our obligation to provide equity support under the Shareholders Undertaking was subject to a maximum liability equal to the amount of any unpaid equity contributions we were obligated to make in SMP. We completed our equity contribution payments in SMP in July 2000 and, consequently, are no longer liable for equity support in SMP under the Shareholders Undertaking. On July 20, 2000, the parties to the SMP Syndicated Loan entered into a Supplemental Agreement which amends the terms of the Loan Agreement (see "Item 19. Exhibits -- Exhibit 4.10") to permit SMP to draw down the Tranche B facility in more than one drawdown instead of a single drawdown.

     On May 2, 2001, the parties to the SMP Syndicated Loan and the corresponding Shareholders Undertaking entered into an Amendment to these agreements (see "Item 19. Exhibits -- Exhibit 4.12"). Lucent Technologies Inc. had on February 1, 2001, transferred the assets and liabilities of its Microelectronics group into an independent company known as Agere Systems Inc. (Please see "Item 4. Information on Our Company -- Strategic Alliances -- Silicon Manufacturing Partners"). In connection with the transfer, Lucent Technologies Inc. ("Lucent") and Lucent Technologies International Inc. ("LTI") transferred certain assets related to Agere Systems Inc.'s business, including LTI's interest in Lucent Technologies Microelectronics Pte. Ltd. ("LTM") to Agere Systems International LLC, a wholly-owned direct subsidiary of Agere Systems Inc. LTM changed its name to Agere Systems Singapore Pte. Ltd. with effect from February 1, 2001. The Amendment dated May 2, 2001 was to record the parties' agreement to the abovementioned transfer.

     We have entered into three Loan Agreements with the Economic Development
Board: one dated August 1, 1995 for an amount of up to S$100 million (see "Item
19. Exhibits -- Exhibit 4.14"); one dated April 14, 1997 for an amount of up to S$600 million, as supplemented on May 29, 1997 (see "Item 19. Exhibits --
Exhibit 4.15"); and the third dated July 21, 1997 for an amount of up to S$300 million (see "Item 19. Exhibits -- Exhibit 4.16") (for a summary of these arrangements, see "Item 5. Operating and Financial Review and Prospects -- Liquidity and Capital Resources").

     We have also entered into two Loan Agreements with the Development Bank of Singapore (formerly Post Office Savings Bank of Singapore): one dated February 11, 1997 for an amount of up to S$50 million (US$28.8 million) (see "Item 19. Exhibits -- Exhibit 4.17"); and the other dated June 10, 1997 for an amount of up to S$50 million (US$28.8 million) (see "Item 19. Exhibits -- Exhibit 4.18") (for a summary of this arrangement, see "Item 5. Operating and Financial Review and Prospects -- Liquidity and Capital Resources").

     Some of our loan agreements restrict the payment of dividends by us without the consent of the lender. In addition, some of the loan agreements of CSP and SMP restrict the payment of dividends to us and the other shareholders of CSP and SMP, respectively.


Strategic Alliances

1. Chartered Silicon Partners

     We entered into a Joint Venture Agreement with Hewlett-Packard Europe B.V. and EDB Investments Pte. Ltd. dated March 13, 1997 (see "Item 19. Exhibits --
Exhibit 4.21"), as amended by Amendment Agreement No. 1 dated July 4, 1997 (see "Item 19. Exhibits -- Exhibit 4.22") and Amendment No. 2 dated October 1, 1999 (see "Item 19. Exhibits -- Exhibit 4.23"), to form the Chartered Silicon Partners strategic alliance relating to the joint ownership of Fab 6. As part of the CSP alliance, we also entered into an Option Agreement with Hewlett-Packard Europe B.V. and EDB Investments Pte. Ltd. dated July 4, 1997 (see "Item 19. Exhibits -- Exhibit 4.25"), an Assured Supply and Demand Agreement with Chartered Silicon Partners Pte. Ltd. and Hewlett-Packard Company dated July 4, 1997 (see "Item 19. Exhibits -- Exhibit 4.29"), as amended by Amendment Agreement No. 1 dated November 5, 1998 (see "Item 19. Exhibits -- Exhibit 4.30") and Amendment Agreement No. 2 dated June 17, 1999 (see "Item 19. Exhibits --
Exhibit 4.31") and a License and Technology Agreement with Chartered Silicon Partners Pte. Ltd. and Hewlett-Packard Company dated July 4, 1997 (see "Item 19.

Exhibits -- Exhibit 4.33") (for a summary of this arrangement, see "Item 4. Information on Our Company -- Strategic Alliances -- Chartered Silicon Partners").

     Hewlett-Packard assigned its rights and obligations under the CSP agreements to Agilent Technologies and its subsidiaries under agreements among Hewlett-Packard, Agilent Technologies Europe and us dated November 9, 1999: Deed of Accession and Ratification with respect to the Joint Venture Agreement (see "Item 19. Exhibits -- Exhibit 4.24"), Deed of Accession and Ratification with respect to the Option Agreement as amended (see "Item 19. Exhibits -- Exhibit 4.26"), Novation and Amendment Agreement with respect to the Assured Supply and Demand Agreement as amended (see "Item 19. Exhibits -- Exhibit 4.32") and Novation and Amendment Agreement with respect to the License and Technology Agreement (see "Item 19. Exhibits -- Exhibit 4.34") (for a summary of this arrangement, see "Item 4. Information on Our Company -- Strategic Alliances -- Chartered Silicon Partners").

     Pursuant to a Deed of Accession and Ratification dated October 22, 2001 (see "Item 19. Exhibits -- Exhibit 4.27"), we, EDB Investments Pte. Ltd. and Agilent Technologies Europe agreed to the sale by Agilent Technologies Europe of 15% of its shareholding in CSP to EDB Investments and Singapex Investments Pte. Ltd. Consequent to such sale, certain terms of the Joint Venture Agreement were amended and restated in the in the Restated Joint Venture Agreement dated October 23, 2001.

     As part of Agilent's strategy that led to Agilent Technologies Europe reducing its ownership in CSP in October 2001, Agilent Technologies Europe relinquished the voting rights of its nominees on the Board of Directors of CSP. The parties entered into the Amendment No. 1 dated January 31, 2002 to the Restated Joint Venture Agreement dated October 23, 2001 (see "Item 19. Exhibits -- Exhibit 4.28") to effect such change.

     For more details on the sale by Agilent Technologies Europe of part of its shareholding in CSP, please see "Item 4. Information on Our Company -- Strategic Alliances -- Chartered Silicon Partners".


2. Silicon Manufacturing Partners

     We entered into a Joint Venture Agreement with Lucent Technologies Microelectronics Pte. Ltd., now known as Agere Systems Singapore Pte. Ltd., dated December 19, 1997 (see "Item 19. Exhibits -- Exhibit 4.35"), to form the Silicon Manufacturing Partners strategic alliance relating to the joint ownership of Fab 5. As part of the SMP alliance, we also entered into an Assured Supply and Demand Agreement with Silicon Manufacturing Partners Pte. Ltd. and Lucent Technologies Microelectronics Pte. Ltd. dated February 17, 1998 (see "Item 19. Exhibits -- Exhibit 4.36"), as amended by the Supplemental Assured Supply and Demand Agreement dated September 3, 1999 (see "Item 19. Exhibits --
Exhibit 4.37") and a License and Technology Agreement with Silicon Manufacturing Partners Pte. Ltd. and Lucent Technologies Microelectronics Pte. Ltd. dated February 17, 1998 (see "Item 19. Exhibits -- Exhibit 4.38"), as amended by Amendment Agreement No. 1 dated July 27, 2000 (see "Item 19. Exhibits -- Exhibit 4.39") and by Amendment Agreement No. 2 dated March 22, 2001 (see "Item 19. Exhibits -- Exhibit 4.40"), the amendment agreements relating to additional process technologies to be transferred (for a summary of this arrangement, see "Item 4. Information on Our Company -- Strategic Alliances -- Silicon Manufacturing Partners").


License Agreements

1. Agere Systems

     We entered into a Technology Transfer Agreement with Lucent Technologies Inc., now known as Agere Systems Inc. dated February 17, 1998 (see "Item 19. Exhibits -- Exhibit 4.41"), the purpose of which was to transfer technology into each of our company and Agere Systems Inc. so as to maintain the compatibility of the processes running in Silicon Manufacturing Partners with the processes running in our fabs. (For a summary of this arrangement, see "Item 4. Information on Our Company -- Offer Leading Process Technology " and "Item 4. Information on Our Company -- Research and Development"). Under this Agreement, Lucent and our company transferred one another 0.25um process technology. This above agreement has since been amended twice by Amendment Agreement (No. 1) dated July 31, 2000 (see "Item 19. Exhibits -- Exhibit 4.42") and by Amendment Agreement (No. 2) dated March 20, 2001 (see "Item 19. Exhibits -- Exhibit 4.43"), both for the purpose of updating the list of process technologies transferred by each of our company and Agere Systems Inc.

     We entered into a Joint Development Agreement for Process Technologies with Lucent Technologies Inc., now known as Agere Systems Inc., and Lucent Technologies Microelectronics Pte. Ltd., now known as Agere Systems Singapore Pte. Ltd., effective as of July 31, 2000 (see "Item 19. Exhibits -- Exhibit 4.44") to develop three generations of advanced process technologies.

     We also have a Patent License Agreement with Agere Systems Inc. dated January 1, 1998 (see "Item 19. Exhibits -- Exhibit 4.45"), as amended August 18, 2000 (see "Item 19. Exhibits -- Exhibit 4.46"). Under this Agreement, Agere and our company granted to one another a license to use certain of each other's patents and for us to provide wafer capacity to Agere in lieu of royalty payments for the use of Agere's patents.


2. Toshiba

     We entered into a Patent Cross-License Agreement with Toshiba Corporation dated August 12, 1999 (see "Item 19. Exhibits -- Exhibit 4.47"). Under this Agreement, Toshiba and our company granted one another a license to use certain of each other's patents and for us to provide wafer capacity to Toshiba in lieu of royalty payments for the use of Toshiba's patents.


3. IBM

     We entered into a Patent Cross-License Agreement with IBM dated January 1, 2001 (see "Item 19. Exhibits -- Exhibit 4.48"). Under this agreement, IBM and our company granted to one another a license to use certain of each other's patents.


Property Agreements

1. Fab 1

     We lease the land where Fab 1 is located from Technology Parks Private Limited under a Lease of Lot 2164 Mukim 3-2 Science Park Drive dated January 18, 1995 (see "Item 19. Exhibits -- Exhibit 4.49"). The lease has a 30-year term. (for a summary of this arrangement, see "Item 4. Information on Our Company -- Description of Property").


2. Fab 2

     Singapore Technologies Pte Ltd or ST leased the land where Fab 2 is located from Jurong Town Corporation under a Building Agreement relating to Private Lot A12787 Mukim No. 13 Sembawang dated April 11, 1995 (see "Item 19. Exhibits --
Exhibit 4.50"). Under an Agreement for Sub-License and Sub-Lease dated September 30, 1997 with ST. (see "Item 19. Exhibits -- Exhibit 4.51"), we sub-lease this land until 2024 with rental payments equal to the rent paid by ST to Jurong Town until 2006 (for a summary of this arrangement, see "Item 4. Information on Our Company -- Description of Property" and "Item 7. Major Shareholders and Related Party Transactions -- Related Party Transactions -- Other Transactions with the Singapore Technologies Group").


3. Fab 3

     ST leased the land where Fab 3 is located from Jurong Town Corporation under Building Agreements relating to Private Lot A12787 (a) Woodlands Industrial Park D, Mukim No. 13 Sembawang dated February 17, 1998 (see "Item 19. Exhibits -- Exhibit 4.52"), as amended on October 7, 1998 (see "Item 19. Exhibits -- Exhibit 4.53"), and Private Lot A12787 (b) dated February 17, 1998 (see "Item 19. Exhibits -- Exhibit 4.55"), also amended on October 7, 1998 (see "Item 19. Exhibits -- Exhibit 4.56"), in Woodlands Industrial Park D, Mukim No. 13 Sembawang. Under Agreements for Sub-License and Sub-Lease with ST dated February 17, 1998 (see "Item 19. Exhibits -- Exhibit 4.54 and Exhibit 4.57"), we sub-lease this land until 2024 with rental payments equal to the rent paid by ST to Jurong Town through 2024. Under a Sub-Lease dated February 17, 1998, we in turn sub-lease space in Fab 3 to Silicon Manufacturing Partners for the operation of Fab 5 (see "Item 19. Exhibits -- Exhibit 4.58") (for a summary of this arrangement, see "Item 4. Information on Our Company -- Strategic Alliances -- Silicon Manufacturing Partners", "Item 4. Information on Our Company -- Description of Property" and "Item 7. Major Shareholders and Related Party Transactions -- Related Party Transactions -- Other Transactions with the Singapore Technologies Group").

4. Fab 6

     ST leased the land where Fab 6 is located from Jurong Town Corporation under a Building Agreement relating to Private Lot A12787 (d) Mukim No. 13 Sembawang dated September 24, 1999 (see "Item 19. Exhibits -- Exhibit 4.59"). Under an Agreement for Sub-License and Sub-Lease dated September 24, 1999 with ST (see "Item 19. Exhibits -- Exhibit 4.60"), Chartered Silicon Partners Pte. Ltd. sub-leases this land until 2027 with rental payments equal to the rent paid by ST to Jurong Town through 2027 (for a summary of this arrangement, see "Item
4. Information on Our Company -- Strategic Alliances -- Chartered Silicon Partners", "Item 4. Information on our Company -- Description of Property" and "Item 7. Major Shareholders and Related Party Transactions -- Related Party Transactions -- Other Transactions with the Singapore Technologies Group").


5. Fab 7

     ST has a license from Jurong Town Corporation to enter and build on the land where Fab 7 is located under a Building Agreement relating to Private Lot A12787(e) Mukim No. 13 dated July 30, 2001 (see "Item 19. Exhibits -- Exhibit 4.62"). Under an Agreement for Sub-License and Sub-Lease dated July 30, 2001 (see "Item 19. Exhibits -- Exhibit 4.61"), we have a sub-license from ST to this land for a term of 3 years less 1 day with license fee payments equal to the license fees paid by ST to Jurong Town Corporation. Upon the completion of the Fab 7 building and the satisfaction of certain conditions in the Building Agreement, we expect Jurong Town Corporation to lease the land where Fab 7 is located to ST. We expect to sub-lease this land from ST for a term of 30 years less 1 day with rental payments equal to the rent paid by ST to Jurong Town Corporation (for a summary of this arrangement, see "Item 4. Information on Our Company -- Description of Property" and "Item 7. Major Shareholders and Related Party Transactions -- Related Party Transactions -- Other Transactions with the Singapore Technologies Group").


Related Party Agreements

     We entered into an ST Group Management and Support Services Agreement with ST dated November 1, 1999 (see "Item 19. Exhibits -- Exhibit 4.63") (for a summary of this arrangement, see "Item 7. Major Shareholders and Related Party Transactions -- Related Party Transactions -- Corporate Services Provided to us by Singapore Technologies")

     We entered into a Turnkey Subcontract Agreement for Sort, Assembly, and/or Final Test Services with ST Assembly Services Ltd. dated March 21, 2000 (see "Item 19. Exhibits -- Exhibit 4.64") (for a summary of this arrangement, see "Item 4. Information on Our Company -- Turnkey Services and The Chartered Solution" and "Item 7. Major Shareholders and Related Party Transactions -- Other Transactions with the Singapore Technologies Group").


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

                        SINGAPORE DOLLARS PER U.S. $1.00

                                                                                  NOON BUYING RATE
                                                   -------------------------------------------------------------------------------
FISCAL YEAR ENDED DECEMBER 31,                     AVERAGE(1)                LOW                    HIGH                PERIOD END
------------------------------                     ----------               ------                 ------               ----------
1997                                                 1.4861                 1.3990                 1.7060                 1.6860
1998                                                 1.6722                 1.5810                 1.7960                 1.6510
1999                                                 1.6951                 1.6565                 1.7370                 1.6670
2000                                                 1.7250                 1.6535                 1.7600                 1.7315
2001                                                 1.7937                 1.7275                 1.8540                 1.8470

MONTH                                           AVERAGE(2)               LOW                  HIGH             PERIOD END
-----                                           ----------              ------               ------            ----------
September 2001                                    1.7518                1.7323               1.7745               1.7669
October 2001                                      1.8118                1.7694               1.8293               1.8235
November 2001                                     1.8295                1.8140               1.8405               1.8310
December 2001                                     1.8382                1.8291               1.8540               1.8470
January 2002                                      1.8394                1.8260               1.8525               1.8365
February 2002                                     1.8313                1.8205               1.8370               1.8315

----------
(1) The average of the daily Noon Buying Rates on the last business day of each month during the year.

(2) The average of the daily noon buying rates on the last business day of each day during the month.

     Certain Singapore dollar amounts contained in this document have been translated to U.S. dollars as at December 31, 2001, which was S$1.8308 = US$1.00. No representation is made that the Singapore dollar or U.S. dollar amounts shown in this document could have been or could be converted at such rate or at any other rate.


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


INCOME TAX

     General. Non-resident corporate taxpayers are subject to income tax on income that is accrued in or derived from Singapore, and on foreign income received or deemed received in Singapore, subject to certain exceptions. A non-resident individual is subject to income tax on the income accrued in or derived from Singapore.

     Subject to the provisions of any applicable double taxation treaty, non-resident taxpayers who derive certain types of income from Singapore are subject to a withholding tax on that income at a current rate of 24.5% for the year of assessment 2002 (or 15% in the case of interest, royalty and rental of movable equipment), subject to certain exceptions.

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

     Dividend Distributions. If we pay dividends on the ordinary shares or ADSs out of the tax exempt income received because of our pioneer status or out of our income subject to a concessionary tax rate, if any, such dividends will be free of

Singapore tax in the hands of the holders of the ordinary shares and ADSs. Please see "Item 5. Operating and Financial Review and Prospects -- Special Tax Status" for a discussion of our pioneer status.

     Where the dividend is declared out of the above tax exempt income or income subject to tax at a concessionary rate, we would have to obtain agreement from the Inland Revenue Authority of Singapore upon their issue of a finalized tax assessment, confirming the amount of income available for distribution of tax exempt dividends. Before such finalized tax assessment is issued and such agreement has been obtained, we may apply for, and the Comptroller of Income Tax in Singapore may issue to us, an approval for the distribution of tax exempt dividends based on our estimate of chargeable income furnished to the Inland Revenue Authority of Singapore. Exempt dividends paid by us in excess of our finalized tax exempt income or income subject to tax at a concessionary rate will be deemed distributed out of our ordinary income and will be subject to the treatment outlined below.

     We pay tax on our non-tax exempt income at the applicable corporate tax rate, which is currently 24.5% for the year of assessment 2002. This tax paid by us is in effect imputed to, and deemed paid on behalf of, our shareholders. Thus, if we pay dividends on our ordinary shares out of our non-tax exempt income, our shareholders receive the dividends net of the tax paid by us. Dividends received by either a resident or non-resident of Singapore are not subject to withholding tax. Shareholders are taxed in Singapore on the gross amount of dividends, which is the cash amount of the dividend plus an amount normally equivalent to the corporate income tax rate paid by us on the dividend. The tax paid by us effectively becomes available to shareholders as a tax credit to offset the Singapore income tax liability on their overall income, including the gross amount of dividends.

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

     As a temporary measure to cushion the impact of economic slow-down, certain tax rebates have been granted to corporate taxpayers in Singapore for the years of assessment 2001 and 2002. For the year of assessment 2002, the rebate is 5% of the corporate tax payable (excluding tax on Singapore dividend and tax on income subject to final withholding tax). In relation to dividends paid out of such non-tax exempt income, the tax imputed to and deemed paid on behalf of, our shareholders would continue to be at the rate of 24.5%. However, companies would also be allowed to distribute, as exempt dividends, an amount of income tax that is effectively not subject to tax as a result of the tax rebate.

     No comprehensive tax treaty currently exists between Singapore and the U.S.

     Gains on Disposal of the Ordinary Shares or ADSs. Singapore does not impose tax on capital gains. However, gains or profits may be construed to be of an income nature and subject to tax, especially if they arise from activities which the Inland Revenue Authority of Singapore regards as the carrying on of a trade in Singapore. Thus, any gains or profits from the disposal of the ordinary shares or ADSs are not taxable in Singapore unless the seller is regarded as carrying on a trade in securities in Singapore, in which case the disposal profits would be taxable as trading profits rather than capital gains.


STAMP DUTY

     There is no stamp duty payable in respect of the issuance and holding of new ordinary shares or ADSs. Where existing ordinary shares or ADSs evidenced in certificated form are acquired in Singapore, stamp duty is payable on the instrument of transfer of the ordinary shares or ADSs at the rate of S$2.00 (or S$1.40 in respect of instruments executed during the period from October 13, 2001 to December 31, 2002) for every S$1,000 of the consideration for, or market value of, the ordinary shares or ADSs, whichever is higher. The stamp duty is borne by the purchaser unless there is an agreement to the contrary. Where an instrument of transfer is executed outside Singapore or no instrument of transfer is executed, no stamp duty is payable on the acquisition of existing ordinary shares or ADSs. Stamp duty may be payable if the instrument of transfer is received in Singapore.


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

     Prospective purchasers of ordinary shares or ADSs who are individuals, whether or not domiciled in Singapore, should consult their own tax advisors regarding the Singapore estate duty consequences of their investment.


U.S. FEDERAL TAXATION

     The following is a summary of certain material U.S. federal income and estate tax consequences that may be relevant to a U.S. holder with respect to the acquisition, ownership and disposition of ordinary shares or ADSs. For purposes of this summary, a "U.S. holder" is a beneficial owner of ordinary shares or ADSs who is included in at least one of the following categories:

     - citizens or residents of the U.S. for U.S. federal income tax purposes,

     - corporations or other entities created or organized under the laws of the U.S. or of any political subdivision thereof,

     - estates the income of which is subject to U.S. federal income taxation regardless of source,

     - any trust the administration of which is subject to the primary supervision of a U.S. court and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust, or, if the trust was in existence on August 20, 1996, has elected to continue to be treated as a U.S. person, or

     - persons otherwise subject to U.S. federal income taxation on their worldwide income regardless of its source.

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


DIVIDENDS

     Distributions of cash or property (other than certain distributions of ordinary shares, if any) with respect to ordinary shares will be generally included in income by a U.S. holder as foreign source dividend income at the time of receipt, which in the case of a U.S. holder of ADSs generally will be the date of receipt by the depositary, to the extent such distributions are made from the current or accumulated earnings and profits of our company. Such dividends will not be eligible for the dividends received deduction generally allowed to corporate U.S. holders. To the extent, if any, that the amount of any distribution by our company exceeds our company's current and accumulated earnings and profits as determined under U.S. federal income tax principles, it will be treated first as a tax-free return of the U.S. holder's tax basis in the ordinary shares or ADSs and thereafter as capital gain.

     A U.S. holder will not be eligible for a foreign tax credit against its U.S. federal income tax liability for Singapore dividend distribution taxes, if any, paid by our company. U.S. holders should be aware that dividends paid by our company generally will constitute "passive income" or, in the case of certain U.S. holders, "financial services income" for purposes of the foreign tax credit.

     If dividends are paid in Singapore dollars, the amount of the dividend distribution includible in the income of a U.S. holder will be the U.S. dollar value of the payments made in Singapore dollars, determined at a spot exchange rate between Singapore dollars and U.S. dollars on the date of distribution, regardless of whether the payment is in fact converted into U.S. dollars. Generally, gain or loss, if any, resulting from currency exchange fluctuations during the period from the date of distribution to the date such payment is converted into U.S. dollars will be treated as ordinary income or loss.


SALE OR EXCHANGE OF ORDINARY SHARES OR ADSs.

     A U.S. holder generally will recognize gain or loss on the sale or exchange of ordinary shares or ADSs equal to the difference between the amount realized on such sale or exchange and the U.S. holder's tax basis in the ordinary shares or ADSs, as the case may be. Such gain or loss will be capital gain or loss, and will be long-term capital gain or loss if the ordinary shares or ADSs, as the case may be, were held for more than one year. Gain or loss, if any, recognized by a U.S. holder generally will be treated as U.S. source income or loss for U.S. foreign tax credit purposes.


PFIC RULES.

     A non-U.S. corporation will be classified as a PFIC for U.S. federal income tax purposes if either (i) 75% or more of its gross income for the taxable year is passive income, or (ii) on a quarterly average for the taxable year by value (or, if it is not a publicly traded corporation and so elects, by adjusted basis), 50% or more of its gross assets produce or are held for the production of passive income.

     We do not believe that we satisfy either of the tests for PFIC status and the summary above assumes that we are not, and will not become, a PFIC in the future. However, there can be no assurances that we will not become a PFIC in the future. If, for example, the "passive income" earned by us exceeds 75% or more of our "gross income", we will become a PFIC under the "income test". Passive income for PFIC purposes includes, among other things, interest, dividends, royalties, rents and annuities. For manufacturing businesses, gross income for PFIC purposes should be determined by reducing total sales by the cost of goods sold. Although not free from doubt, if our cost of goods sold exceeds our total sales by an amount greater than our passive income, such that we are treated as if we had no gross income for PFIC purposes, we would not become a PFIC as a result of the income test.

     If we were to become a PFIC at any time during a U.S. holder's holding period, such U.S. holder would be required to either: (i) pay an interest charge together with tax calculated at maximum ordinary income rates on "excess distributions," which is defined to include gain on a sale or other disposition of ordinary shares or ADSs, or (ii) so long as the ordinary shares or ADSs are "regularly traded" on a qualifying exchange, elect to recognize as ordinary income each such year the excess in the fair market value, if any, of its ordinary shares or ADSs at the end of the taxable year over such holder's adjusted basis in such ordinary shares or ADSs and, to the extent or prior inclusions of ordinary income, recognize ordinary loss for the decrease in value of such ordinary shares or ADSs (the "mark to market" election). For this purpose, the Nasdaq National Market will qualify as a qualifying exchange.


ESTATE TAXES

     An individual shareholder who is a citizen or resident of the U.S. for U.S. federal estate tax purposes will have the value of the ordinary shares or ADSs owned by such holder included in his or her gross estate for U.S. federal estate tax purposes. An individual holder who actually pays Singapore estate tax with respect to the ordinary shares or ADSs will, however, be entitled to credit the amount of such tax against his or her U.S. federal estate tax liability, subject to certain conditions and limitations.


BACKUP WITHHOLDING TAX AND INFORMATION REPORTING REQUIREMENTS

     In general, information reporting requirements will apply to payments of dividends in respect of the ordinary shares or ADSs or the proceeds received on the sale, exchange or redemption of the ordinary shares or ADSs by a paying agent within the U.S. to a non-corporate U.S. holder that is not otherwise exempt, and a backup withholding tax may apply to such amounts if the U.S. holder fails to provide an accurate taxpayer identification number to the paying agent. Amounts withheld as backup withholding will be creditable against the U.S. holder's U.S. federal income tax liability, provided that the required information is furnished in a timely manner to the Internal Revenue Service.

     The above summary is not intended to constitute a complete analysis of all tax consequences relating to ownership of ordinary shares or ADSs. You should consult your tax advisor concerning the tax consequences of your particular situation.


SUBSIDIARY INFORMATION

     For more information on our subsidiaries, please see "Item 4. Information on Our Company -- Organizational Structure".


DOCUMENTS ON DISPLAY


     Publicly filed documents concerning our company can be obtained from the Public Reference Section of the SEC, 450 Fifth Street, N.W., Washington D.C. 20549, at prescribed rates.

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


ITEM 11. QUANTITIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

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

As of December 31, 2001, our debt obligations are as follows:

                                                         AS OF DECEMBER 31, 2001
                      ----------------------------------------------------------------------------------------
                                      EXPECTED MATURITY DATE                                                           AS OF
                               (IN THOUSANDS, EXCEPT INTEREST RATE)                                   WEIGHTED   DECEMBER 31, 2000
                      --------------------------------------------------------                         AVERAGE   ------------------
                                                                        THERE-                FAIR     INTEREST             FAIR
LONG TERM DEBT          2002      2003      2004     2005       2006    AFTER     TOTAL       VALUE      RATE     TOTAL     VALUE
--------------        --------  -------   -------- --------   --------  ------  ----------  ---------- --------- --------  --------
U.S. dollar at
 floating rate        $ 35,800  $     0   $ 49,667 $ 49,667   $ 49,666    $0    $  184,800  $  184,800   2.76%   $137,400  $137,400
Singapore dollar
 at fixed rate(1)(2)   107,740   60,922     52,519   52,519     13,655     0       287,355     287,561   5.36%    387,513   392,793
Singapore dollar
 at floating rate(1)    54,620        0          0        0          0     0        54,620      54,620   2.94%     57,550    57,550
2.5% convertible
 notes(3)                    0        0          0        0    585,455     0       585,455     580,348   5.25%          0         0
                      --------  -------   -------- --------   --------    --    ----------  ----------           --------  --------
Total                 $198,160  $60,922   $102,186 $102,186   $648,776    $0    $1,112,230  $1,107,329           $582,463  $587,743
                      ========  =======   ======== ========   ========    ==    ==========  ==========           ========  ========

                                                                              AS OF DECEMBER 31
                                                                        -------------------------------
                                                                         2001                    2000
                                                                        -------                --------
ACCOUNTS PAYABLE
U.S. dollar                                                             $38,547                $ 83,984
Singapore dollar(2)                                                      22,767                  40,049
Japanese yen(2)                                                           5,878                  41,949
Others                                                                   15,551                  25,223
                                                                        -------                --------
Total Payable                                                           $82,743                $191,205
                                                                        =======                ========

----------
(1) We have entered into forward foreign contracts related to a portion of these amounts to exchange the related cash flows to U.S. dollars. Please see "Foreign Currency Risk" below.

(2) We have entered into a cross currency swap to convert one of the Singapore dollar fixed rate loans to a US dollar denominated fixed rate instrument. The notional amount and fair value of the cross currency swap at December 31, 2001 was $122.9 million and an unrealized loss of $19.3 million, respectively.

(3) During the year, we entered into an interest rate swap contract in respect of the fixed-rate interest obligations associated with $200.0 million of the convertible notes issued on April 2001, with the effect of swapping the fixed-rate interest obligations to a floating-rate obligation based on LIBOR rates to take advantage of the low interest rate. The fair value of the interest rate swap contract at December 31, 2001 was $2.1 million.

     As of December 31, 2001, 78.5% of our outstanding debt obligations bore fixed interest rates. We have no cash flow or earnings exposure due to market interest rate changes for our fixed debt obligations. 21.5% of our outstanding debt obligations bear floating interest rates (inclusive of Singapore dollar floating rate debt which has been swapped to US dollar fixed rate debt). We have cash flow and earnings exposure due to market interest rate changes for our floating debt obligations. A half percentage point change in interest rates would affect our interest payments by 2.3% annually.


FOREIGN CURRENCY RISK

     Our foreign currency exposures give rise to market risk associated with exchange rate movements of the U.S. dollar, our functional currency, against the Japanese yen and the Singapore dollar. Substantially all of our revenue was denominated in U.S. dollars during the year ended December 31, 2001 and as a result, we had relatively little foreign currency exchange risk with respect to any of our revenue. In 2001, approximately 26% of our cost of revenue was denominated in Singapore dollars. In addition, approximately 58% of our capital expenditures were denominated in U.S. dollars, approximately 12% were denominated in Japanese yen and approximately 25% were denominated in Singapore dollars. In addition, a substantial part of our debt is denominated in foreign currency, primarily Singapore dollars.

     To protect against reductions in value and the volatility of future cash flows caused by changes in foreign exchange rates, we utilize currency forward contracts to minimize the impact of foreign currency fluctuations on our results of operations. We utilize, from time to time, currency forward contracts to hedge so as to minimize our exposure to specific currency risks related to equipment purchase commitments, primarily in Japanese yen. In addition, we minimize our currency risk by purchasing certain raw materials and equipment in U.S. dollars and borrowing in U.S. dollars. Prior to July 1, 1998, our exposure to foreign currency risk was viewed as exposure to non-Singapore dollar assets and liabilities. Effective July 1, 1998, we changed our functional currency to the U.S. dollar. In connection with the change, we entered into foreign currency forward contracts to mitigate the effects to us of exchange rate fluctuations between the U.S. dollar and the Singapore dollar related to our non-U.S. dollar denominated borrowings. The table below provides information about our derivative financial instruments and presents the information in U.S. dollar equivalents.

                                          AS OF DECEMBER 31, 2001
                          ----------------------------------------------------------
                                EXPECTED MATURITY DATE OF NOTIONAL AMOUNTS                                        AS OF
                                   (IN THOUSANDS, EXCEPT EXCHANGE RATE)                                      DECEMBER 31, 2000
                          ----------------------------------------------------------                        ------------------
                                                                              THERE-               FAIR                  FAIR
                            2002        2003       2004      2005     2006    AFTER    TOTAL      VALUE      TOTAL      VALUE
                          --------    -------    -------   -------    ----    ------  --------    ------    --------   -------
FORWARD EXCHANGE
 AGREEMENTS
(Receive Yen/Pay US$)
Contract Amount                                                                                             $ 57,786   $(4,382)
Average Contractual
Exchange Rate

(Receive S$/Pay US$)
Contract Amount           $148,387    $38,245    $28,292   $27,409                    $242,333    (8,734)    339,562    17,006
Average Contractual
Exchange Rate                 1.76       1.75       1.75      1.73

(Receive NLG/Pay US$)
Contract Amount                                                                                                7,213        (1)
Average Contractual
Exchange Rate .

(Receive ATS/ Pay US$)
Contract Amount                                                                                                2,096        (1)
Average Contractual
Exchange rate
                          --------    -------    -------   -------    ----    -----   --------    ------    --------   -------
Total Contract Amount     $148,387    $38,245    $28,292   $27,409       -        -   $242,333    (8,734)   $406,657   $12,622
                          ========    =======    =======   =======    ====    =====   ========    ======    ========   =======

                                                   As of December 31, 2001                      As of December 31, 2000
                                            ---------------------------------------     ---------------------------------------
                                            Carrying         Amount      Percentage     Carrying        Amount       Percentage
                                             Amount          Hedged        Hedged        Amount         Hedged         Hedged
                                            ---------       --------     ----------     --------       --------      ----------
NON-US DOLLAR LIABILITIES
Accounts Payable
  Japanese yen                               $  5,878             --             --     $ 41,949       $ 41,949         100.0%
  Singapore dollar                             22,767             --             --       40,049             --            --
  Others                                       15,551             --             --       25,223          9,309          36.9
Capital Lease
  Japanese yen                                      -             --             --        7,732          7,732         100.0
Foreign Currency Loan
  Singapore dollar                            341,975        341,975          100.0%     445,063        445,063         100.0
Future Interest Payable on Debt
  Singapore dollar                              5,791          5,791          100.0        7,317          7,195          98.3
                                             --------       --------          -----     --------       --------         -----
    Total                                    $391,962       $347,766           88.7%    $567,333       $511,248          90.1%
                                             ========       ========          =====     ========       ========         =====



ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

                                    PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

DEFAULTS UPON SENIOR SECURITIES

None.


ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

USE OF PROCEEDS

Not applicable.


ITEM 15

Not applicable.


ITEM 16

Not applicable.


                                     PART IV

ITEM 17. FINANCIAL STATEMENTS

See Item 18 for a list of financial statements filed under Item 17.


ITEM 18. FINANCIAL STATEMENTS

Financial Statements

     The following financial statements are filed as part of this document, together with the report of the independent auditors:

     Chartered Semiconductor Manufacturing Ltd. Consolidated Financial
     Statements

                Independent Auditors' Report

                Consolidated Balance Sheets as of December 31, 2000 and 2001

                Consolidated Statements of Operations and Comprehensive Income
                (Loss) for the years ended December 31, 1999, 2000 and 2001

                Consolidated Statements of Shareholders' Equity for the years ended December 31, 1999, 2000 and 2001

                Consolidated Statements of Cash Flows for the years ended December 31, 1999, 2000 and 2001.

                Notes to Consolidated Financial Statements

     Silicon Manufacturing Partners Pte. Ltd. Financial Statements

                Independent Auditors' Report

                Balance Sheets as of December 31, 1999, 2000 and 2001

                Profit and Loss Accounts for the years ended December 31, 1999, 2000 and 2001

                Statements of Changes in Equity for the years ended December 31, 1999, 2000 and 2001

                Statements of Cash Flows for the years ended December 31, 1999, 2000 and 2001.

                Notes to the Financial Statements


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

               LOAN AGREEMENTS AND INDENTURES
               ------------------------------

4.1(4)         Credit Agreement dated March 12, 1998 by and among Chartered
               Silicon Partners Pte. Ltd., the banks named on the signature pages thereto, as lenders, and ABN Amro Bank (Singapore Branch), as Agent, as amended by the First Supplemental Agreement dated
               December 14, 1998

4.2(3) Second Supplemental Agreement dated November 9, 1999 by and among Chartered Silicon Partners Pte. Ltd., the banks on the signature pages thereto, as Lenders, and ABN Amro Bank N.V.
               (Singapore Branch), as agent

4.3(5) Third Supplemental Agreement dated December 14, 2000 by and among Chartered Silicon Partners Pte. Ltd., the banks on the signature pages thereto, as Lenders and ABN Amro Bank N.V.
               (Singapore Branch) as agent

4.4(4)         Shareholders Undertaking dated July 1, 1998 by and among the
               Registrant, Chartered Silicon Partners Pte. Ltd., EDB Investments
               Pte. Ltd., Hewlett-Packard Europe B.V. and ABN Amro Bank N.V.
               (Singapore Branch), as Agent, as supplemented on December 16,
               1998

4.5(3)         Second Supplemental Shareholders Undertaking dated November 9,
               1999 by and among Chartered Silicon Partners Pte. Ltd., as
               Borrower, the Registrant, EDB Investments Pte. Ltd., Agilent
               Technologies Europe B.V., as Shareholders, Hewlett-Packard Europe
               B.V., as Retiring Shareholder, and ABN Amro Bank N.V. (Singapore
               Branch), as Agent

4.6(5)         Third Supplemental Shareholders Undertaking dated December 14,
               2000 by and among Chartered Silicon Partners Pte. Ltd., as
               Borrower, the Registrant, EDB Investments Pte. Ltd., Agilent
               Technologies Europe B.V., as Shareholders, and ABN Amro Bank N.V.
               (Singapore Branch) as Agent

4.7(6)         Credit Agreement dated September 28, 2000 by and among
               Chartered Silicon Partners Pte. Ltd., the banks on the signature pages thereto, as Lenders, and ABN Amro Bank N.V., Singapore
               Branch, as agent and security trustee

4.8(5)         Shareholders' Undertaking dated December 14, 2000 by and among
               Chartered Silicon Partners Pte. Ltd. as Borrower, the Registrant,
               EDB Investments Pte. Ltd., Agilent Technologies Europe B.V., as
               Shareholders and ABN Amro Bank N.V., Singapore Branch as Security
               Trustee

4.9(4) Syndicated Credit Facilities Agreement dated September 3, 1999 by and among Silicon Manufacturing Partners Pte. Ltd., ABN Amro
               Bank N.V. (Singapore Branch), Citibank, N.A. (Singapore Branch) and Overseas Union Bank Limited, as Lead Arrangers, the banks and financial institutions named on the signature pages thereto, as lenders, Citicorp Investment Bank (Singapore) Limited, as
               Facility Agent, and Citicorp Investment Bank (Singapore) Limited, as Security Agent

4.10(7)        Supplemental Agreement dated July 20, 2000 (the "Supplemental
               Agreement") to the Syndicated Credit Facilities Agreement dated
               September 3, 1999 by and among Silicon Manufacturing Partners
               Pte. Ltd., ABN Amro Bank N.V. (Singapore Branch), Citibank, N.A.
               (Singapore Branch) and Overseas Union Bank Limited, as Lead
               Arrangers, the banks and financial institutions named on the signature pages thereto, as lenders, Citicorp Investment Bank
               (Singapore) Limited, as Facility Agent, and Citicorp Investment
               Bank (Singapore) Limited, as Security Agent

4.11(4)        Shareholders Undertaking dated September 3, 1999 by and among the
               Registrant, Lucent Technologies Microelectronics Pte. Ltd.,
               Silicon Manufacturing Partners Pte. Ltd. and Citicorp Investment
               Bank (Singapore) Limited

4.12(7)        Amendment dated May 2, 2001 to (a) the Syndicated Credit
               Facilities Agreement dated September 3, 1999 by and among Silicon
               Manufacturing Partners Pte. Ltd., ABN Amro

               Bank N.V. (Singapore Branch), Citibank, N.A. (Singapore Branch) and Overseas Union Bank Limited, as Lead Arrangers, the banks and financial institutions named on the signature pages thereto, as lenders, Citicorp Investment Bank (Singapore) Limited, as
               Facility Agent, and Citicorp Investment Bank (Singapore) Limited, as Security Agent, as amended by the Supplemental Agreement and to (b) the Shareholders Undertaking dated September 3, 1999 by and among the Registrant, Lucent Technologies Microelectronics
               Pte. Ltd., Silicon Manufacturing Partners Pte. Ltd. and Citicorp
               Investment Bank (Singapore) Ltd

4.13(5)        Loan Agreement dated November 24, 1999 between Economic
               Development Board and Chartered Silicon Partners Pte. Ltd.

4.14(4) Loan Agreement dated August 1, 1995 by and between the Registrant and the Economic Development Board of Singapore

4.15(4) Loan Agreement dated April 14, 1997 by and between the Registrant and the Economic Development Board of Singapore, as supplemented on May 29, 1997

4.16(4) Loan Agreement dated July 21, 1997 by and between the Registrant and the Economic Development Board of Singapore

4.17(4)        Loan Agreement dated February 11, 1997 by and between the
               Registrant and the Development Bank of Singapore, formerly Post
               Office Savings Bank of Singapore

4.18(4) Loan Agreement dated June 10, 1997 by and between the Registrant and the Development Bank of Singapore, formerly Post Office
               Savings Bank of Singapore

4.19(8) Indenture dated as of April 2, 2001 by and between the Registrant and Wells Fargo Bank Minnesota, National Association

4.20(8) Supplemental Indenture dated as of April 2, 2001, by and between the Registrant and Wells Fargo Bank Minnesota, National
               Association


               STRATEGIC ALLIANCES
               -------------------

               CSP

4.21(2)(+)     Joint Venture Agreement dated March 13, 1997 by and among the
               Registrant, Hewlett-Packard Europe B.V. and EDB Investments Pte.
               Ltd

4.22(2)        Amendment Agreement No. 1 to Joint Venture Agreement dated July
               4, 1997 by and among the Registrant, Hewlett-Packard Europe B.V.
               and EDB Investments Pte. Ltd

4.23(2)(+)     Amendment No. 2 to Joint Venture Agreement dated October 1, 1999 by and among the Registrant, Hewlett-Packard Europe B.V. and EDB
               Investments Pte. Ltd

4.24(3) Deed of Accession and Ratification dated November 9, 1999 by and among the Registrant, EDB Investments Pte. Ltd., Hewlett-Packard
               Europe B.V. and Agilent Technologies Europe B.V. relating to the
               Joint Venture Agreement dated March 13, 1997, as amended

4.25(2)(+)     Option Agreement dated July 4, 1997 by and among the Registrant,
               Hewlett-Packard Europe B.V. and EDB Investments Pte. Ltd

4.26(3) Deed of Accession and Ratification dated November 9, 1999 by and among the Registrant, EDB Investments Pte. Ltd., Hewlett-Packard
               Europe B.V. and Agilent Technologies Europe B.V. relating to the
               Option Agreement dated July 4, 1997

4.27(9) Deed of Accession and Ratification dated October 22, 2001 by and among the Registrant, EDB Investments Pte. Ltd., Agilent
               Technologies Europe B.V. and Singapex Investments Pte. Ltd.
               relating to the Joint Venture Agreement dated March 13, 1997, as amended and restated on October 23, 2001 (the "Restated Joint Venture
               Agreement" dated October 23, 2001)

4.28(9)        Amendment No. 1 dated January 31, 2002 to Restated Joint Venture
               Agreement dated October 23, 2001

4.29(2)(+)     Assured Supply and Demand Agreement dated July 4, 1997 by and among the Registrant, Chartered Silicon Partners Pte. Ltd. and
               Hewlett-Packard Company

4.30(2)(+)     Amendment Agreement No. 1 to Assured Supply and Demand
               Agreement dated November 5, 1998 by and among the Registrant,
               Chartered Silicon Partners Pte. Ltd. and Hewlett-Packard Company

4.31(2)(+)     Amendment Agreement No. 2 to Assured Supply and Demand Agreement
               dated June 17, 1999 by and among the Registrant, Chartered
               Silicon Partners Pte. Ltd. and Hewlett-Packard Company

4.32(3) Novation and Amendment Agreement dated November 9, 1999 by and among Chartered Silicon Partners Pte. Ltd., the Registrant,
               Hewlett-Packard Company and Agilent Technologies, Inc. relating to the Assured Supply and Demand Agreement 64-225 dated July 4,
               1997, as amended

4.33(2)(+)     License and Technology Transfer Agreement dated July 4, 1997 by and among the Registrant, Chartered Silicon Partners Pte. Ltd.
               and Hewlett-Packard Company

4.34(3) Novation and Amendment Agreement dated November 9, 1999 by and among Chartered Silicon Partners Pte. Ltd., the Registrant,
               Hewlett-Packard Company and Agilent Technologies, Inc. relating to the License and Technology Transfer Agreement 64-224 dated
               July 4, 1997


               SMP

4.35(2)(+)     Joint Venture Agreement dated December 19, 1997 by and between the Registrant and Lucent Technologies Microelectronics Pte. Ltd

4.36(2)(+)     Assured Supply and Demand Agreement dated February 17, 1998 by and among the Registrant, Silicon Manufacturing Partners Pte.
               Ltd. and Lucent Technologies Microelectronics Pte. Ltd

4.37(2)(+)     Supplemental Assured Supply and Demand Agreement dated September
               3, 1999 by and among the Registrant, Silicon Manufacturing
               Partners Pte. Ltd. and Lucent Technologies Microelectronics Pte.
               Ltd.

4.38(2)(+)     License and Technology Transfer Agreement dated February 17, 1998 by and among the Registrant, Lucent Technologies Microelectronics
               Pte. Ltd. and Silicon Manufacturing Partners Pte. Ltd

4.39(10)(++)   Amendment Agreement (No. 1) to License and Technology Transfer
               Agreement dated July 27, 2000 by and between the Registrant,
               Lucent Technologies Microelectronics Pte. Ltd. and Silicon
               Manufacturing Partners Pte. Ltd

4.40(11)(+)    Amendment Agreement (No. 2) dated March 22, 2001 to License and
               Technology Transfer Agreement dated February 17, 1998 between the
               Registrant, Agere Systems Singapore Pte. Ltd. (formerly known as
               "Lucent Technologies Microelectronics Pte. Ltd") and Silicon
               Manufacturing Partners Pte. Ltd.

               LICENSE AGREEMENTS
               ------------------

               AGERE/LUCENT

4.41(2)(+)     Technology Transfer Agreement dated February 17, 1998 by and between the Registrant and Lucent Technologies Inc.

4.42(11)(+)    Amendment Agreement (No. 1) dated July 31, 2000 to Technology
               Transfer Agreement dated February 17, 1998 between Lucent
               Technologies Inc. and the Registrant

4.43(11)(+)    Amendment Agreement (No. 2) dated March 20, 2001 to Technology
               Transfer Agreement dated February 17, 1998 between Agere Systems
               Inc. (formerly known as the "Microelectronics Group of Lucent
               Technologies Inc.") and the Registrant

4.44(12)(+)    Joint Development Agreement for Process Technologies effective as of July 31, 2000 by and between the Registrant, Lucent
               Technologies Inc. and Lucent Technologies Microelectronics Pte.
               Ltd.

4.45(2)(++)    Patent License Agreement dated January 1, 1998 by and between the
               Registrant and Lucent Technologies Inc.

4.46(10)(+)    Patent License Agreement Amendment dated August 18, 2000 by and between the Registrant and Lucent Technologies Inc.


               TOSHIBA

4.47(2)(+)     Patent Cross License Agreement dated August 12, 1999 by and between the Registrant and Toshiba Corporation


               IBM

4.48(9)(++)    Patent Cross-License Agreement dated January 1, 2001 by and between the Registrant and IBM


               PROPERTY AGREEMENTS
               -------------------

               FAB 1

4.49(4)        Lease of Lot 2164 Mukim 3-2 Science Park Drive dated January 18,
               1995 by and between Technology Parks Private Limited and the Registrant


               FAB 2

4.50(4)        Building Agreement relating to Private Lot A12787 Mukim No. 13
               Sembawang dated April 11, 1995 by and between Jurong Town
               Corporation and Singapore Technologies Pte Ltd

4.51(4) Agreement for Sub-License and Sub-Lease dated September 30, 1997 by and between Singapore Technologies Pte Ltd and the Registrant relating to Private Lot A12787 Mukim No. 14 Sembawang


               FAB 3

4.52(4)        Building Agreement relating to Private Lot A12787(a) Woodlands
               Industrial Park D, Mukim No. 13 Sembawang dated February 17, 1998 by and between Jurong Town Corporation and Singapore Technologies
               Pte Ltd

4.53(4)        First Supplementary Agreement to Building Agreement relating to
               Private Lot A12787(a) Woodlands Industrial Park D, Mukim No. 13 dated October 7, 1998 by and between Jurong Town Corporation and
               Singapore Technologies Pte Ltd

4.54(4) Agreement for Sub-License and Sub-Lease (Private Lot A12787(a)) dated February 17, 1998 by and between Singapore Technologies Pte
               Ltd and the Registrant

4.55(4)        Building Agreement relating to Private Lot A12787(b) Woodlands
               Industrial Park D,

               Mukim No. 13 Sembawang dated February 17, 1998 by and between
               Jurong Town Corporation and Singapore Technologies Pte Ltd

4.56(4)        First Supplementary Agreement to Building Agreement relating to
               Private Lot A12787(b) Woodlands Industrial Park D, Mukim No. 13 dated October 7, 1998 by and between Jurong Town Corporation and
               Singapore Technologies Pte Ltd

4.57(4) Agreement for Sub-License and Sub-Lease (Private Lot A12787(b)) dated February 17, 1998 by and between Singapore Technologies Pte
               Ltd and the Registrant

4.58(4) Sub-Lease dated February 17, 1998 by and between the Registrant and Silicon Manufacturing Partners Pte. Ltd.

               FAB 6

4.59(4)        Building Agreement relating to Private Lot A12787(d) Mukim No. 13
               Sembawang dated September 24, 1999 by and between Jurong Town
               Corporation and Singapore Technologies Pte Ltd

4.60(4) Agreement for Sub-License and Sub-Lease (Private Lot A12787(d)) dated September 24, 1999 by and between Singapore Technologies
               Pte Ltd and Chartered Silicon Partners Pte. Ltd.

               FAB 7

4.61(13) Agreement for Sub-License and Sub-Lease (Private Lot A12787(e)) dated July 30, 2001 by and between Singapore Technologies Pte Ltd and the Registrant

4.62(13)       Building Agreement relating to Private Lot A12787(e) Woodlands
               Industrial Park D, G.S. No. 3696K, Mukim No. 13 dated July 30,
               2001 by and between Jurong Town Corporation and Singapore
               Technologies Pte Ltd


               RELATED PARTY AGREEMENTS
               ------------------------

4.63(3)        ST Group Management and Support Services Agreement dated November
               1, 1999 by and between the Registrant and Singapore Technologies
               Pte Ltd

4.64(14)       Turnkey Subcontract Agreement for Sort, Assembly, and /or Final
               Test Services dated March 21, 2000 by and between the Registrant and ST Assembly Test Services Ltd.

8(9)           Table of the Registrant's subsidiaries

10(9)          Consent of KPMG

----------
(1) Filed as an exhibit to our company's Registration Statement on Form F-1 (Registration No. 333-88397), as filed with the Securities and Exchange Commission on October 4, 1999. The Memorandum and Articles of Association were amended by shareholders resolutions which are filed as an exhibit to our company's Current Report on Form 6-K (File No. 000-27811), as filed with the Securities and Exchange Commission on June 29, 2001, and were as set forth in the proxy statement for the company's annual general meeting in May 2001 which is filed as an exhibit to our company's Current Report on Form 6-K (File No. 000-27811), as filed with the Securities and Exchange Commission on April 18, 2001, which exhibits are incorporated herein by reference.

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

(4) Filed as an exhibit to our company's Registration Statement on Form F-1 (Registration No. 333-88397), as filed with the Securities and Exchange Commission on October 4, 1999.

(5) Filed as an exhibit to our company's Annual Report on Form 20-F (File No. 000-27811), as filed with the Securities and Exchange Commission on March 21, 2001, which exhibit is incorporated herein by reference.

(6) Filed as an exhibit to our company's Current Report on Form 6-K (File No. 000-27811), as filed with the Securities and Exchange Commission on September 28, 2000, which exhibit is incorporated herein by reference.

(7) Filed as an exhibit to our company's Second Quarterly Report 2001 on Form 6K (File No. 000-27811), as filed with the Securities and Exchange Commission on August 14, 2001, which exhibit is incorporated herein by reference.

(8) Filed as an exhibit to our company's Current Report on Form 6-K (File No. 000-27811), as filed with the Securities and Exchange Commission on April 4, 2001, which exhibit is incorporated herein by reference.

(9)  Filed herewith

(10) Filed as an exhibit to our company's Third Quarterly Report 2000 on Form 6K (File No. 000-27811), as filed with the Securities and Exchange Commission on September 28, 2000, which exhibit is incorporated herein by reference.

(11) Filed as an exhibit to our company's First Quarterly Report 2001 on Form 6K (File No. 000-27811), as filed with the Securities and Exchange Commission on May 15, 2001, which exhibit is incorporated herein by reference.

(12) Filed as an exhibit to our company's Second Quarterly Report 2000 on Form 6K (File No. 000-27811), as filed with the Securities and Exchange Commission on August 14, 2000, which exhibit is incorporated herein by reference.

(13) Filed as an exhibit to our company's Third Quarterly Report 2001 on Form 6K (File No. 000-27811), as filed with the Securities and Exchange Commission on November 14, 2001, which exhibit is incorporated herein by reference.

(14) Filed as an exhibit to our company's Registration Statement on Form F-1/A (Registration No. 333-34194), as filed with the Securities and Exchange Commission on May 1, 2000, which exhibit is incorporated herein by reference.

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

                                   SIGNATURES

     The Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized on this 11th day of March 2002.


                                      CHARTERED SEMICONDUCTOR MANUFACTURING LTD




                                      By:    /s/ Chia Song Hwee
                                         --------------------------------------
                                      Name:  Chia Song Hwee
                                      Title: Senior Vice President,
                                             Chief Financial Officer and
                                             Chief Administrative Officer

     This annual report has been signed by the following persons in the capacities indicated:

SIGNATURE                                   TITLE                                  DATE
---------                           -------------------------------------      --------------




   /s/ Ho Ching                     Chairman of the Board                      March 11, 2002
--------------------------------
       HO CHING




   /s/ Lim Ming Seong               Deputy Chairman of the Board               March 11, 2002
--------------------------------
       LIM MING SEONG




   /s/ James A. Norling             Deputy Chairman of the Board               March 11, 2002
--------------------------------
       JAMES A. NORLING




   /s/ Barry Waite                  President and Chief Executive Officer      March 11, 2002
--------------------------------    (principal executive officer)
       BARRY WAITE




   /s/ Chia Song Hwee               Senior Vice President, Chief               March 11, 2002
--------------------------------    Financial Officer (principal
       CHIA SONG HWEE               financial and accounting officer)
                                    and Chief Administrative Officer




   /s/ Sum Soon Lim                 Director                                   March 11, 2002
--------------------------------
       SUM SOON LIM




   /s/ James H. Van Tassel          Director                                   March 11, 2002
--------------------------------
       JAMES H. VAN TASSEL




   /s/ Aubrey C. Tobey              Director                                   March 11, 2002
--------------------------------
       AUBREY C. TOBEY




   /s/ Robert Edmund La Blanc       Director                                   March 11, 2002
--------------------------------
       ROBERT EDMUND LA BLANC





   /s/ Andre Borrel                 Director                                   March 11, 2002
--------------------------------
       ANDRE BORREL




   /s/ Charles E. Thompson          Director                                   March 11, 2002
--------------------------------
       CHARLES E. THOMPSON




   /s/ Koh Beng Seng                Director                                   March  11, 2002
--------------------------------
       KOH BENG SENG




   /s/ Tsugio Makimoto              Director                                   March  11, 2002
--------------------------------
       TSUGIO MAKIMOTO




   /s/ Tay Siew Choon               Director                                   March  11, 2002
--------------------------------
       TAY SIEW CHOON




   /s/ Peter Seah                   Director                                   March  11, 2002
--------------------------------
       PETER SEAH


                    CHARTERED SEMICONDUCTOR MANUFACTURING LTD
                                AND SUBSIDIARIES


                    FINANCIAL STATEMENTS FOR THE YEARS ENDED
                        DECEMBER 31, 1999, 2000 AND 2001

                    CHARTERED SEMICONDUCTOR MANUFACTURING LTD
                                AND SUBSIDIARIES

                           FINANCIAL STATEMENTS INDEX


                                                                      PAGE NUMBER
                                                                      -----------
Independent Auditors' Report                                              F-1

Consolidated Balance Sheets                                               F-2

Consolidated Statements of Operations and Comprehensive Income (Loss)     F-3

Consolidated Statements of Shareholders' Equity                           F-4

Consolidated Statements of Cash Flows                                     F-5

Notes to the Financial Statements                                         F-7

                          INDEPENDENT AUDITORS' REPORT


The Board of Directors and Shareholders
Chartered Semiconductor Manufacturing Ltd:


We have audited the accompanying consolidated balance sheets of Chartered Semiconductor Manufacturing Ltd and subsidiaries as of December 31, 2000 and 2001, and the related consolidated statements of operations and comprehensive income (loss), shareholders' equity and cash flows for the years ended December 31, 1999, 2000 and 2001. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Chartered Semiconductor Manufacturing Ltd and subsidiaries as of December 31, 2000 and 2001, and the consolidated results of their operations and their cash flows for the years ended December 31, 1999, 2000 and 2001, in conformity with accounting principles generally accepted in the United States of America.



KPMG

SINGAPORE

February 1, 2002

           CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEETS
                        AS OF DECEMBER 31, 2000 AND 2001
                 IN THOUSANDS OF US DOLLARS (EXCEPT SHARE DATA)

                                                                 NOTE       2000           2001
                                                                 ----    ----------     ----------
ASSETS
Cash and cash equivalents                                          3     $  924,116     $1,041,616
Accounts receivable
  Trade                                                            4        166,768         63,176
  Others                                                           4         18,274         28,243
Amounts due from ST affiliates                                    22            782          1,247
Amounts due from SMP                                                         19,082         13,287
Inventories                                                        5         34,003         12,766
Prepaid expenses                                                              1,524          1,905
                                                                         ----------     ----------
     Total current assets                                                 1,164,549      1,162,240

Investment in SMP                                                  6         90,408         77,406
Other assets                                                                 27,102         36,108
Technology license agreements                                      7         17,167         15,167
Property, plant and equipment, net                                 9      1,917,896      1,853,421
                                                                         ----------     ----------
     Total assets                                                        $3,217,122     $3,144,342
                                                                         ==========     ==========

LIABILITIES AND SHAREHOLDERS' EQUITY
Accounts payable
  Trade                                                                  $   13,081     $   10,305
  Fixed asset purchases                                                     178,124         72,438
Obligations under capital leases                                  10          7,822              -
Current installments of long-term debt                            11        156,343        198,160
Accrued operating expenses                                        13        205,340        153,635
Amounts due to ST and ST affiliates                               22         11,705          6,557
Amounts due to SMP                                                            4,412         31,099
Income taxes payable                                                         20,681         24,667
Other current liabilities                                         14         18,320         22,892
                                                                         ----------     ----------
     Total current liabilities                                              615,828        519,753
Long-term debt, excluding current installments                    11        426,120        914,070
Customer deposits                                                 15         50,200         41,281
Other liabilities                                                 16         17,670         25,017
                                                                         ----------     ----------
     Total liabilities                                                    1,109,818      1,500,121
Minority interest                                                           138,021         61,589

Share capital:  ordinary shares of S$0.26 each
  Authorized:  3,076,923,079 shares
  Issued and outstanding: 2000 - 1,379,690,532 shares,
   2001 - 1,383,756,116  shares                                   18        279,893        280,480
Additional paid-in capital                                        19      1,775,059      1,782,633
Retained deficit                                                  20        (32,973)      (416,925)
Accumulated other comprehensive loss                              27        (52,696)       (63,556)
                                                                         ----------     ----------
     Total shareholders' equity                                          $1,969,283     $1,582,632
                                                                         ----------     ----------
Commitments and contingencies                                     23
     Total liabilities and shareholders' equity                          $3,217,122     $3,144,342
                                                                         ==========     ==========

          See accompanying notes to consolidated financial statements.

           CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF OPERATIONS
                         AND COMPREHENSIVE INCOME (LOSS)
              FOR THE YEARS ENDED DECEMBER 31, 1999, 2000 AND 2001
          IN THOUSANDS OF US DOLLARS (EXCEPT SHARE AND PER SHARE DATA)


                                                             1999           2000           2001
                                                          ----------     ----------     ----------
Net revenue                                               $  694,258     $1,134,104     $  462,656
Cost of revenue                                             (527,023)      (749,582)      (665,261)
                                                          ----------     ----------     ----------
Gross profit (loss)                                          167,235        384,522       (202,605)
                                                          ----------     ----------     ----------

OPERATING EXPENSES
  Research and development                                    58,894         71,495         79,306
  Fab start-up costs                                           8,442         27,481         13,329
  Sales and marketing                                         34,359         38,400         42,250
  General and administrative                                  44,619         78,788         41,908
  Stock-based compensation (note 24)                          20,094          2,778            763
  Costs incurred on termination of development
   program (note 8)                                            6,500              -              -
  Other operating expenses (note 23(f))                            -         11,570              -
                                                          ----------     ----------     ----------
     Total operating expenses                                172,908        230,512        177,556
                                                          ----------     ----------     ----------

Operating income (loss)                                       (5,673)       154,010       (380,161)
Equity in loss of CSP                                         (9,528)             -              -
Equity in income (loss) of SMP                               (23,282)         7,588        (92,683)
Other income                                                   5,739         12,926         19,718
Interest income                                                6,733         54,546         46,225
Interest expense                                             (17,822)       (17,561)       (39,652)
Foreign exchange gain                                          5,862          8,414          4,216
                                                          ----------     ----------     ----------
Income (loss) before income taxes                            (37,971)       219,923       (442,337)
Income tax expense (note 17)                                  (2,131)       (18,704)       (14,244)
                                                          ----------     ----------     ----------
Income (loss) before minority interest                       (40,102)       201,219       (456,581)
Minority interest in loss of CSP                               7,483         43,547         72,629
                                                          ----------     ----------     ----------
Net income (loss)                                         $  (32,619)    $  244,766     $ (383,952)
                                                          ==========     ==========     ==========

Derivative and hedging activities including cumulative
 effect-type-adjustment (note 26)                                  -              -        (10,838)
Foreign currency translation                                       -              -            (22)
                                                          ----------     ----------     ----------
Comprehensive income (loss)                               $  (32,619)    $  244,766     $ (394,812)
                                                          ==========     ==========     ==========

Net income (loss) per share and ADS

Basic net income (loss) per share                         $    (0.03)    $     0.18     $    (0.28)
Diluted net income (loss) per share                       $    (0.03)    $     0.18     $    (0.28)

Basic net income (loss) per ADS                           $    (0.32)    $     1.82     $    (2.78)
Diluted net income (loss) per ADS                         $    (0.32)    $     1.79     $    (2.78)

Number of shares (in thousands) used in computing:
- basic net income (loss) per share                        1,035,181      1,342,516      1,381,712
- effect of dilutive options                                       -         21,806              -
                                                          ----------     ----------     ----------
- diluted net income (loss) per share                      1,035,181      1,364,322      1,381,712
                                                          ==========     ==========     ==========

Number of ADS (in thousands) used in computing:
- basic net income (loss) per ADS                            103,518        134,252        138,171
- effect of dilutive options                                       -          2,180              -
                                                          ----------     ----------     ----------
- diluted net income (loss) per ADS                          103,518        136,432        138,171
                                                          ==========     ==========     ==========

          See accompanying notes to consolidated financial statements.

           CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES
                 CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
              FOR THE YEARS ENDED DECEMBER 31, 1999, 2000 AND 2001
                                  IN THOUSANDS

                                                                      SUBSCRIP-    ADDITIONAL
                                                                        TION         PAID-IN
                                           ORDINARY SHARES           RECEIVABLE      CAPITAL
                                      ------------------------       ----------    ----------
                                         NO.              $             $              $
Balance at January 1, 1999            1,000,107        221,433        (12,341)       689,970
Net loss                                      -              -              -              -
Issuance of shares                        6,133            959         (1,302)         2,991
Payment of subscription
 receivable                                   -              -          1,801              -
Other changes in unearned
 compensation, net                            -              -              -         15,526
Amortization of stock
 compensation                                 -              -              -              -
Cancellation of partly paid
 shares                                 (14,762)        (2,570)        11,842        (11,642)
Stock compensation                            -              -              -          6,938
Initial public offering, net of
 expenses                               287,500         44,707              -        503,414
Share options issued and
 Charged to SMP                               -              -              -            459
                                      ---------        -------        -------      ---------
Balance at December 31, 1999          1,278,978        264,529              -      1,207,656
Net income                                    -              -              -              -
Issuance of shares                       11,013          1,667              -          9,367
Stock compensation                            -              -              -          2,778
Follow-on offering,
 net of expenses                         89,700         13,697              -        552,999
Share options issued and
 charged to SMP                               -              -              -          2,259
                                      ---------        -------        -------      ---------
Balance at December 31, 2000          1,379,691        279,893              -      1,775,059

Net loss                                      -              -              -              -
Issuance of shares                        4,065            587              -          3,838
Stock compensation                            -              -              -            763
Derivative and hedging activities
 including cumulative
 effect-type-adjustment                       -              -              -              -
Foreign currency translation                  -              -              -              -
Share options issued and
 charged to SMP                               -              -              -          2,973
                                      ---------        -------        -------      ---------
Balance at December 31, 2001          1,383,756        280,480              -      1,782,633
                                      =========        =======        =======      =========
                                                                   ACCUMULATED
                                                                      OTHER         TOTAL
                                      UNEARNED                       COMPRE-        SHARE-
                                       COMPEN-       RETAINED        HENSIVE       HOLDERS'
                                       SATION        DEFICIT          LOSS          EQUITY
                                      --------       --------      -----------    ---------
                                         $               $              $             $
Balance at January 1, 1999                   -       (245,120)       (52,696)       601,246
Net loss                                     -        (32,619)             -        (32,619)
Issuance of shares                           -              -              -          2,648
Payment of subscription
 receivable                                  -              -              -          1,801
Other changes in unearned
 compensation, net                     (15,526)             -              -              -
Amortization of stock
 compensation                           12,138              -              -         12,138
Cancellation of partly paid
 shares                                  3,388              -              -          1,018
Stock compensation                           -              -              -          6,938
Initial public offering, net of
 expenses                                    -              -              -        548,121
Share options issued and
 Charged to SMP                              -              -              -            459
                                       -------       --------        -------      ---------
Balance at December 31, 1999                 -       (277,739)       (52,696)     1,141,750
Net income                                   -        244,766              -        244,766
Issuance of shares                           -              -              -         11,034
Stock compensation                           -              -              -          2,778
Follow-on offering,
 net of expenses                             -              -              -        566,696
Share options issued and
 charged to SMP                              -              -              -          2,259
                                       -------       --------        -------      ---------
Balance at December 31, 2000                 -        (32,973)       (52,696)     1,969,283

Net loss                                     -       (383,952)             -       (383,952)
Issuance of shares                           -              -              -          4,425
Stock compensation                           -              -              -            763
Derivative and hedging activities
 including cumulative
 effect-type-adjustment                      -              -        (10,838)       (10,838)
Foreign currency translation                 -              -            (22)           (22)
Share options issued and
 charged to SMP                              -              -              -          2,973
                                       -------       --------        -------      ---------
Balance at December 31, 2001                 -       (416,925)       (63,556)     1,582,632
                                       =======       ========        =======      =========

          See accompanying notes to consolidated financial statements.

           CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
              FOR THE YEARS ENDED DECEMBER 31, 1999, 2000 AND 2001
                           IN THOUSANDS OF US DOLLARS

                                                                       1999              2000             2001
                                                                    ---------         ---------         ---------
                                                                        $                 $                 $
OPERATING ACTIVITIES

Net income (loss)                                                   $ (32,619)        $ 244,766         $(383,952)
Adjustments to reconcile net income (loss) to net
 cash provided by operating activities:
  Equity in loss of CSP                                                 9,528                 -                 -
  Equity in loss (income) of SMP                                       23,282            (7,588)            2,722
  Depreciation and amortization                                       271,406           345,853           444,061
  Foreign exchange gain                                                (8,003)           (3,856)            2,637
  Loss on disposal of property, plant and equipment                     2,656             3,008               100
  Minority interest in loss of CSP                                     (7,483)          (43,547)          (72,629)
  Stock-based compensation                                             20,094             2,778               763
  Others                                                               (2,093)            4,656            (7,342)
Change in operating working capital:
  Accounts receivable                                                 (53,643)          (36,659)          105,116
  Amounts due from ST and ST affiliates                                 5,407               840              (465)
  Amounts due from CSP                                                 (8,314)                -                 -
  Amounts due from SMP, net                                             2,224            (8,346)           37,227
  Inventories                                                          (4,143)             (384)           21,237
  Prepaid expenses                                                       (717)              476              (381)
  Trade accounts payable                                                  109             2,521            (2,776)
  Accrued operating expenses                                           40,340            69,631           (51,335)
  Other current liabilities                                             3,889            (5,578)             (804)
  Amounts due to ST and ST affiliates                                   2,165             1,930            (5,148)
  Advances to suppliers                                                 4,884             3,040            (8,248)
  Income taxes payable                                                  2,085            17,760             3,986
                                                                    ---------         ---------         ---------
Net cash provided by operating activities                             271,054           591,301            84,769

INVESTING ACTIVITIES

Cash acquired on consolidation of CSP                                   3,056                 -                 -
Proceeds from sale of property, plant and equipment                    19,981            33,163            15,654
Purchase of property, plant and equipment                            (340,305)         (963,792)         (489,645)
Technology license fees paid                                           (5,200)          (10,180)           (6,000)
Investment in CSP                                                      (8,976)                -                 -
Investment in SMP                                                     (45,989)          (35,784)                -
                                                                    ---------         ---------         ---------
Net cash used in investing activities                                (377,433)         (976,593)         (479,991)

FINANCING ACTIVITIES

Bank overdrafts                                                        (3,082)                -                 -
Customer deposits, net                                                (30,076)           15,394            (8,919)
Loans from ST and ST affiliates
- borrowings                                                           69,500                 -                 -
- repayments                                                          (69,500)                -                 -
Long term debt
- borrowings                                                           70,500           179,929           679,625
- repayments                                                          (65,748)         (120,409)         (155,540)
Loan origination fees                                                       -            (6,485)                -
Issuance of shares by the Company                                     552,570           577,730             4,425
Issuance of shares by CSP to minority shareholders                     32,360           124,404                 -
Capital lease payments                                                 (4,680)           (5,767)           (6,883)
                                                                    ---------         ---------         ---------
Net cash provided by financing activities                             551,844           764,796           512,708

           CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
              FOR THE YEARS ENDED DECEMBER 31, 1999, 2000 AND 2001
                           IN THOUSANDS OF US DOLLARS

                                                                       1999               2000               2001
                                                                     -------             -------           ---------
                                                                        $                   $                  $
Net increase in cash and cash equivalents                            445,465             379,504             117,486
Effect of exchange rate changes on cash
 and cash equivalents                                                    (88)               (384)                 14
Cash and cash equivalents at the beginning of the year                99,619             544,996             924,116
                                                                     -------             -------           ---------
Cash and cash equivalents at the end of the year                     544,996             924,116           1,041,616
                                                                     =======             =======           =========

Supplemental Cash Flow Information

Interest paid (net of amounts capitalized)                            21,211              16,735              25,091
Income taxes paid (received)                                            (248)              1,659              12,141

          See accompanying notes to consolidated financial statements.

           CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                        DECEMBER 31, 1999, 2000 AND 2001
          IN THOUSANDS OF US DOLLARS (EXCEPT SHARE AND PER SHARE DATA)

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

     In March 1997, the Company, Hewlett-Packard Europe B.V. ("HP Europe") and EDB Investments Pte Ltd ("EDBI") formed Chartered Silicon Partners Pte Ltd ("CSP"), in which the Company had a non-controlling 51% equity interest which was accounted for on the equity method. Effective October 1, 1999, the Company, HP Europe and EDBI amended their strategic alliance agreement by eliminating some of CSP's minority shareholders' approval rights over CSP's annual business plan. It also increased the thresholds for asset dispositions, borrowings and capital expenditures that would require the approval of CSP's minority shareholders. As a result of the amendment, the Company treats CSP as a consolidated subsidiary from October 1, 1999 forward. As a consequence of the above changes, the Company ceased equity-accounting of its investment in CSP and consolidated CSP from that date. HP Europe has subsequently assigned its strategic alliance agreement relating to CSP to Agilent Technologies Europe B.V. ("Agilent Europe"). In October and November 2001, Agilent Europe sold 7.5% each of its 30% share in CSP to Singapex Investments Pte Ltd, a wholly-owned subsidiary of ST, and EDBI, respectively.

     In January 1998, the Company and Lucent Technologies Microelectronics Pte Ltd formed Silicon Manufacturing Partners Pte Ltd ("SMP"), in which the Company has a 49% equity interest. Subsequently, Lucent Technologies Inc. spun-off its microelectronics business to Agere Systems Inc. As part of the restructuring, Lucent Technologies Microelectronics Pte Ltd has been renamed Agere Systems Singapore Pte Ltd. The Company accounts for SMP on the equity method. See Note 2(d).


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

           CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                        DECEMBER 31, 1999, 2000 AND 2001
          IN THOUSANDS OF US DOLLARS (EXCEPT SHARE AND PER SHARE DATA)

     (c)  PRINCIPLES OF CONSOLIDATION

     The consolidated financial statements reflect the consolidated accounts of Chartered Semiconductor Manufacturing Ltd and its majority-owned and controlled affiliates. Significant intercompany accounts and transactions have been eliminated in consolidation.


     (d)  INVESTMENT IN CSP AND SMP

     The equity accounting method is applied for the investment in SMP, and was applied for the investment in CSP in the period prior to October 1, 1999. The Company's share of the results of their operations is included in the consolidated statement of operations. The Company's equity interest in these equity affiliates, including its share of accumulated post-formation results, is included as investment in CSP (prior to October 1, 1999) and SMP in the consolidated balance sheet.


     (e)  FOREIGN CURRENCY TRANSACTIONS

     The Company utilizes the US dollar as its functional currency. Assets and liabilities which are denominated in foreign currencies are converted into the functional currency at the rates of exchange prevailing at the balance sheet date. Income and expenses are converted at the average rates of exchange prevailing during the period. Foreign currency transaction gains or losses are included in results of operations.


     (f)  REVENUE RECOGNITION

     Revenue represents the invoiced value of goods and services supplied, excluding goods and services tax, less allowance for returns. Revenue is recognized upon shipment of goods.


     (g)  GRANTS

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


     (h)  FAB START-UP COSTS

     The Company expenses costs related to start-up activities, including fab start-up costs, as they are incurred.

           CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                        DECEMBER 31, 1999, 2000 AND 2001
          IN THOUSANDS OF US DOLLARS (EXCEPT SHARE AND PER SHARE DATA)

     (i)  RESEARCH AND DEVELOPMENT COSTS

     Research and development costs, which are expensed as incurred, were $58,894, $71,495 and $79,306 in 1999, 2000 and 2001, respectively.


     (j)  STOCK-BASED EMPLOYEE COMPENSATION

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


     (k)  INCOME TAXES

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


     (l)  DERIVATIVES INSTRUMENTS AND HEDGING ACTIVITIES

     In June 1998, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities". In June 2000 the FASB issued SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities, an Amendment of SFAS No. 133." SFAS No. 133 and SFAS No. 138 require that all derivative instruments be recorded on the balance sheet at their respective fair values. SFAS No. 133 and SFAS No. 138 are effective for all fiscal quarters of fiscal years beginning after June 30, 2000; the Company adopted SFAS No. 133 and SFAS No. 138 on January 1, 2001. In accordance with the transition provisions of SFAS No. 133, the Company recorded a cumulative-effect-type adjustment of $8,144 in accumulated other comprehensive income to recognize at fair value all derivatives that are designated as cash-flow hedging instruments and to derecognize net gains or losses on derivatives that had been previously deferred. Gains and losses on derivatives that were previously deferred as adjustments to the carrying amount of hedged items were not adjusted.

           CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                        DECEMBER 31, 1999, 2000 AND 2001
          IN THOUSANDS OF US DOLLARS (EXCEPT SHARE AND PER SHARE DATA)

     All derivatives are recognized on the balance sheet at their fair value in other assets or other liabilities. On the date the derivative contract is entered into, the Company designates the derivative as either a hedge of the fair value of a recognized asset or liability or of an unrecognized firm commitment ("fair-value" hedge), a hedge of a forecasted transaction or of the variability of cash flows to be received or paid related to a recognized asset or liability ("cash-flow" hedge), or a foreign-currency fair-value or cash-flow hedge ("foreign-currency" hedge). The Company formally documents all relationships between hedging instruments and hedged items, as well as its risk-management objective and strategy for undertaking various hedge transactions. This process includes linking all derivatives that are designated as fair-value, cash flow, or foreign-currency hedges to specific assets and liabilities on the balance sheet or to specific firm commitments or forecasted transactions. The Company also formally assesses, both at the hedge's inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items.

     Changes in the fair value of a derivative that is highly effective and that is designated and qualifies as a fair-value hedge, along with the loss or gain on the hedged asset or liability or unrecognized firm commitment of the hedged item that is attributable to the hedged risk are recorded in earnings. Changes in the fair value of a derivative that is highly effective and that is designated and qualifies as a cash-flow hedge are recorded in other comprehensive income, until earnings are affected by the variability in cash flows of the designated hedged item. Changes in the fair value of derivatives that are highly effective as hedges and that are designated and qualify as foreign-currency hedges are recorded in either earnings or other comprehensive income, depending on whether the hedge transaction is a fair-value hedge or a cash-flow hedge. Changes in the fair value of derivative instruments that are not designated as part of a hedging relationship are reported in current period earnings.

     The Company discontinues hedge accounting prospectively when it is determined that the derivative is no longer effective in offsetting changes in the fair value or cash flows of the hedged item, the derivative expires or is sold, terminated, or exercised, the derivative is dedesignated as a hedging instrument, because it is unlikely that a forecasted transaction will occur, a hedge firm commitment no longer meets the definition of a firm commitment, or management determines that designation of the derivative as a hedging instrument is no longer appropriate. When hedge accounting is discontinued because it is determined that the derivative no longer qualifies as an effective fair-value hedge, the Company continues to carry the derivative on the balance sheet at its fair value, and no longer adjusts the hedged asset or liability for changes in fair value. The adjustment of the carrying amount of the hedged asset or liability is accounted for in the same manner as other components of the carrying amount of that asset or liability. When hedge accounting is discontinued because the hedged item no longer meets the definition of a firm commitment, the Company continues to carry the derivative on the balance sheet at its fair value, removes any asset or liability that was recorded pursuant to recognition of the firm commitment from the balance sheet and recognizes any gain or loss in earnings. When hedge accounting is discontinued because it is probable that a forecasted transaction will not occur, the Company continues to carry the derivative on the balance sheet at its fair value, and gains and losses that were accumulated in other comprehensive income are recognized immediately in earnings. In all other situations in which hedge accounting is discontinued, the Company continues to carry the derivative at its fair value on the balance sheet, and recognizes any changes in its fair value in earnings.

           CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                        DECEMBER 31, 1999, 2000 AND 2001
          IN THOUSANDS OF US DOLLARS (EXCEPT SHARE AND PER SHARE DATA)

     Prior to the adoption of SFAS No. 133 on January 1, 2001, gains and losses on hedges of existing assets or liabilities are included in the carrying amounts of those assets or liabilities and are ultimately recognized in income as part of those carrying amounts. Gains and losses related to qualifying hedges of firm commitments are deferred and are recognized in income or as adjustments of carrying amounts when the hedged transaction occurs. Any derivative contracts held or issued that do not meet the requirements of a hedge are recorded at fair value in the balance sheet and any changes in that fair value recognized in income.


     (m)  NET INCOME (LOSS) PER SHARE

     The computation of basic net income (loss) per share and diluted net income
     (loss) per share are presented in conformity with SFAS No. 128, "Earnings Per Share" for all periods presented.

     The following is a reconciliation of the numerators and denominators of the basic and diluted net income (loss) per share computations prepared in accordance with SFAS No. 128.


                                                               YEAR ENDED DECEMBER 31,
                       ------------------------------------------------------------------------------------------------------
                                     1999                              2000                                2001
                       -------------------------------   -------------------------------    ---------------------------------
                                                 PER                               PER                                  PER
                         NET                    SHARE       NET                   SHARE        NET                     SHARE
                         LOSS        SHARES     AMOUNT    INCOME      SHARES      AMOUNT       LOSS        SHARES      AMOUNT
                       --------   -----------   ------   --------   -----------   ------    ---------    -----------   ------
                                  (THOUSANDS)                       (THOUSANDS)                          (THOUSANDS)
Basic net income
 (loss) per share      $(32,619)   1,035,181    $(0.03)  $244,766    1,342,516    $0.18     $(383,952)    1,381,712    $(0.28)
Effect of dilutive
 securities                                -                            21,806                                    -
                                   ---------                         ---------                            ---------
Diluted net income
 (loss) per share      $(32,619)   1,035,181    $(0.03)  $244,766    1,364,322    $0.18     $(383,952)    1,381,712    $(0.28)
                       ========    =========    ======   ========    =========    =====     =========     =========    ======

     The Company has excluded all outstanding stock options from the calculation of diluted net loss per share for the years ended December 31, 1999 and 2001 under SFAS No. 128 because all such securities are anti-dilutive for those periods. The total number of shares excluded from the calculations of diluted net loss per share were 15,102,942 and 7,150,007 for the years ended December 31, 1999 and 2001 respectively. All amounts have been restated to reflect the effect of the capital restructuring in 1999 described in Note 18.


     (n)  COMPREHENSIVE INCOME

     The Company applies SFAS No. 130, "Reporting Comprehensive Income" with respect to reporting and presentation of comprehensive income and its components in a full set of financial statements. Comprehensive income
     (loss) consists of net income (loss), foreign currency translation adjustments and adjustments relating to derivatives and hedging activities including cumulative effective-type-adjustments, and is presented in the consolidated statements of operations and comprehensive income (loss).


     (o)  CASH AND CASH EQUIVALENTS

     Cash equivalents consist of highly liquid investments that are readily convertible into cash and have original maturities of three months or less.

           CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                        DECEMBER 31, 1999, 2000 AND 2001
          IN THOUSANDS OF US DOLLARS (EXCEPT SHARE AND PER SHARE DATA)

     (p)  INVENTORIES

     Inventories are stated at the lower of cost, determined on the weighted average basis, or market (net realizable value).


     (q)  TECHNOLOGY LICENSE AGREEMENTS

     The Company has entered into technology license agreements requiring the payment of licensing fees and royalties. The agreed fees and royalties are recorded as a liability and an intangible asset. The intangible assets are amortized to results of operations on the straight-line basis over their estimated useful lives. See Note 7.


     (r)  PROPERTY, PLANT AND EQUIPMENT

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


     (s)  IMPAIRMENT OF LONG-LIVED ASSETS AND LONG-LIVED ASSETS TO BE
          DISPOSED OF

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


     (t)  OPERATING LEASES

     Rental payments under operating leases are expensed on a straight-line basis over the periods of the respective leases.

           CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                        DECEMBER 31, 1999, 2000 AND 2001
          IN THOUSANDS OF US DOLLARS (EXCEPT SHARE AND PER SHARE DATA)

     (u)  CONCENTRATION OF RISK

     The Company is an independent foundry that fabricates integrated circuits on silicon wafers for customers in the semiconductor industry. The five largest customers of the Company accounted for 38%, 42% and 43% of net revenue in the years ended December 31, 1999, 2000 and 2001, respectively (see Note 21). The Company believes that the concentration of its credit risk in trade receivables is mitigated substantially by its credit evaluation process, credit policies and credit control and collection procedures.

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


     (v)  SEGMENT DISCLOSURES

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


     (w)  PRODUCT WARRANTIES

     The Company provides for estimated warranty costs based upon historical experience and management's estimate of the level of future claims and accrues for specific items at the time their existence is known and the amounts are determinable.


     (x)  RECLASSIFICATIONS

     Certain reclassifications have been made in prior years' financial statements to conform to classifications used in the current year.


     (y)  RECENTLY ISSUED ACCOUNTING STANDARDS

     In June 2001, the FASB issued SFAS No. 141, "Business Combinations", and SFAS No. 142, "Goodwill and Other Intangible Assets". SFAS No. 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001 as well as all purchase method business combinations completed after June 30, 2001. SFAS No. 141 also specifies criteria intangible assets acquired in a purchase method business combination must meet to be recognized and reported apart from goodwill, noting that any purchase price allocable to an assembled workforce may not be accounted for separately. SFAS No. 142 will require that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead tested for impairment at least annually in accordance with the provisions of SFAS No. 142. SFAS No. 142 will also require that intangible assets with estimable useful lives be amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment in accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets", which was issued in August 2001. The Company is required to adopt the provisions of SFAS No. 141 immediately and SFAS No. 142 effective January 1, 2002. The adoption of SFAS No.'s 141 and 142 did not have a material effect on the Company's financial position or results of operations.

           CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                        DECEMBER 31, 1999, 2000 AND 2001
          IN THOUSANDS OF US DOLLARS (EXCEPT SHARE AND PER SHARE DATA)

     In June 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations", which addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and associated asset retirement costs. This statement applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and (or) normal use of the asset.

     SFAS No. 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The fair value of the liability is added to the carrying amount of the associated asset and this additional carrying amount is depreciated over the life of the asset. The liability is accreted at the end of each period through charges to operating expense. If the obligation is settled for other than the carrying amount of the liability, the Company will recognize a gain or loss on settlement. The Company will adopt the provisions of SFAS No. 143 on January 1, 2003. It is not practicable for the Company to estimate the impact of adopting this statement at the date of this report.

     In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets", which supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of". SFAS No. 144 retains the fundamental provisions of SFAS No. 121 for recognition and measurement of the impairment of long-lived assets to be held and used and measurement of long-lived assets to be disposed of by sale. SFAS No. 144 addresses certain implementation issues related to SFAS No. 121. This Statement also supersedes the accounting and reporting provisions of APB Opinion No. 30, "Reporting the Results of Operations - Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions", for segments of a business to be disposed of. SFAS No. 144 retains the basic provisions of Opinion No. 30 for the presentation of discontinued operations in the income statement but broadens that presentation to include a component of an entity, rather than a segment of a business. The Company is required to adopt SFAS No. 144 on January 1, 2002. The adoption of SFAS No. 144 on January 1, 2002, did not have a material effect on the Company's financial position or results of operations.


3.   CASH AND CASH EQUIVALENTS

     Cash and cash equivalents at December 31, 2000 and 2001 consist of the following:

                                              2000               2001
                                            --------          ----------
Cash at banks and on hand                   $ 22,253          $   15,805
Cash equivalents
  Short-term deposits                        387,811             561,455
  ST pooled cash                             514,052             464,356
                                            --------          ----------
                                            $924,116          $1,041,616
                                            ========          ==========

     Certain of the Company's treasury management activities are undertaken by ST or its affiliates. The Company participates in a pooled cash management arrangement under which the Company may place surplus cash with ST as short-term deposits with maturities of less than three months.

           CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                        DECEMBER 31, 1999, 2000 AND 2001
          IN THOUSANDS OF US DOLLARS (EXCEPT SHARE AND PER SHARE DATA)

4.   ACCOUNTS RECEIVABLE

     Trade accounts receivable at December 31, 2000 and 2001 consist of the following:

                                             2000             2001
                                           --------         -------
Trade receivables                          $170,136         $67,212
Allowance for doubtful accounts              (3,368)         (4,036)
                                           --------         -------
                                           $166,768         $63,176
                                           ========         =======

     Movements in the allowance for doubtful accounts are as follows:

                                 1999           2000             2001
                                ------         -------          ------
Beginning                       $4,979         $ 5,547          $3,368
Utilized in year                  (322)         (2,721)            (70)
Charge for the year                890             542             738
                                ------         -------          ------
Ending                          $5,547         $ 3,368          $4,036
                                ======         =======          ======

     Other receivables at December 31, 2000 and 2001 consist of the following:

                                              2000            2001
                                             -------         -------
Advances to suppliers                        $ 4,608         $16,101
Loans to employees                             2,337           1,809
Deposits                                       1,411           1,112
Receivable from research partners              4,924           6,386
Others                                         4,994           2,835
                                             -------         -------
                                             $18,274         $28,243
                                             =======         =======

     In December 2000, the Company entered into an agreement to sell, on a revolving basis, trade receivables to a special purpose bankruptcy-remote vehicle, Wafer Fabrication Accounts Receivable Funding Corp (Funding Corp). Beginning on a funding date to be determined by the Company, eligible trade receivables, as defined in the agreement, will be sold to Funding Corp on a revolving basis. Funding Corp in turn intends to sell an undivided interest in the pool of receivables, up to a maximum of $75,000 to a conduit investor. Funding Corp intends to use the collections from the receivables it has purchased to reinvest in the purchase of newly generated receivables on a revolving basis. The portion of the receivables sold from Funding Corp to the conduit investor will be accounted for as a sale in accordance with SFAS Statement No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities - a replacement of SFAS Statement No. 125". The Company has not sold any receivables pursuant to this securitization program.


5.   INVENTORIES

     Inventories at December 31, 2000 and 2001 consist of the following:

                                               2000             2001
                                              -------          -------
Raw materials                                 $ 2,349          $ 1,147
Work in process                                26,564            7,263
Consumable supplies and spares                  5,166            4,850
                                              -------          -------
                                               34,079           13,260
Allowance for inventory obsolescence              (76)            (494)
                                              -------          -------
                                              $34,003          $12,766
                                              =======          =======

           CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                        DECEMBER 31, 1999, 2000 AND 2001
          IN THOUSANDS OF US DOLLARS (EXCEPT SHARE AND PER SHARE DATA)

     Movements in the allowance for inventory obsolescence are as follows:

                        1999       2000     2001
                       -------     ----     ----
Beginning              $ 4,193     $125     $ 76
Utilized in year        (4,133)     (49)       -
Charge for the year         65        -      418
                       -------     ----     ----
Ending                 $   125     $ 76     $494
                       =======     ====     ====


6.   INVESTMENT IN CSP AND SMP

     The investment in SMP at December 31, 2000 and 2001 consists of the following:

                                                      2000          2001
                                                    --------      --------
SMP

Cost                                                $120,959      $120,959
Share of retained post-formation loss                (30,551)      (33,273)
Share of accumulated other comprehensive losses            -       (10,280)
                                                    --------      --------
                                                    $ 90,408      $ 77,406
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

     Under the terms of the strategic alliance agreements, the Company was committed to making equity investments in CSP and SMP of up to $213,207 and $120,959, respectively, of which all have been invested.

     Under the strategic alliance agreement with the majority shareholder of SMP, the parties do not share SMP's net results in the same ratio as the equity holding. Instead, each party is entitled to the gross profits from sales to the customers that it directs to SMP after deducting its share of the overhead costs of SMP. Accordingly, the Company accounts for its due share of SMP's net results based on the gross sales to the customers that it directs to SMP, after deducting its share of the overhead costs.

     Under the assured supply and demand agreement that both the joint venture partners signed with SMP, the joint venture partners are billed beginning January 1, 2001 for allocated wafer capacity if the wafers started for them are less than their allocated capacity. The allocated wafer capacity billed and billable to the Company was $89,961 for 2001. Such costs are included in equity in income (loss) of SMP in the accompanying consolidated statement of operations.

     Reconciliation of equity in income (loss) of SMP between consolidated statements of operations and consolidated statements of cash flows:

                                                    1999        2000       2001
                                                  --------     ------    --------
Equity in income (loss) of SMP in consolidated
 statements of operations                         $(23,282)    $7,588    $(92,683)
Allocated wafer capacity cost                            -          -      89,961
                                                  --------     ------    --------
Equity in income (loss) of SMP in consolidated
 statements of cash flows                         $(23,282)    $7,588    $ (2,722)
                                                  ========     ======    ========

           CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                       DECEMBER 31, 1999, 2000 AND 2001
          IN THOUSANDS OF US DOLLARS (EXCEPT SHARE AND PER SHARE DATA)

     Shown below is aggregated summarized financial information for SMP:

                                   2000          2001
                                 ---------     ---------
Current assets                   $ 102,618     $ 164,663
Other assets                         4,704         3,696
Property, plant and equipment      576,583       512,376
Other current liabilities          (99,517)     (138,983)
Long-term debt                    (375,000)     (278,571)
Other liabilities                        -       (25,984)
                                 ---------     ---------
Shareholders' equity             $ 209,388     $ 237,197
                                 =========     =========


                             1999         2000        2001
                           --------     --------    --------
Net revenue+               $ 66,143     $238,104    $312,378
Gross profit (loss)         (47,839)      56,315      85,358
Operating income (loss)     (74,180)      47,917      78,986
Net income (loss)           (66,493)      35,127      48,788

------------
+ Net revenue includes billings for allocated wafer capacity to joint venture partners of $112,411 for 2001.


7.   TECHNOLOGY LICENSE AGREEMENTS

     Technology license agreements at December 31, 2000 and 2001 consist of the following:

                                  2000        2001
                                 -------     -------
Technology licenses, at cost     $20,000     $20,000
Accumulated amortization          (2,833)     (4,833)
                                 -------     -------
                                 $17,167     $15,167
                                 =======     =======

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

     Obligations payable under the agreements at December 31, 2000 and 2001 are as follows:

                                           2000       2001
                                          -------    ------
Current installments (see note 14)        $ 7,100    $6,000
Non-current installments (see note 16)      6,000         -
                                          -------    ------
                                          $13,100    $6,000
                                          =======    ======


8.   DEVELOPMENT PROGRAM TERMINATION COSTS

     The Company recorded a $6,500 charge for a final cash settlement amount in 1999 for the termination of a licensing arrangement entered into for a development program which the Company terminated.

           CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                        DECEMBER 31, 1999, 2000 AND 2001
          IN THOUSANDS OF US DOLLARS (EXCEPT SHARE AND PER SHARE DATA)

9.   PROPERTY, PLANT AND EQUIPMENT

     Property, plant and equipment at December 31, 2000 and 2001 consist of the following:

                                                 2000          2001
                                              ----------    ----------
COST

Buildings                                     $  192,294    $  194,049
Mechanical and electrical installations          341,522       348,955
Equipment and machinery                        1,998,500     2,376,173
Office and computer equipment                     63,015        77,521
Assets under installation and construction       441,625       400,643
                                              ----------    ----------
     Total cost                               $3,036,956    $3,397,341
                                              ==========    ==========

ACCUMULATED DEPRECIATION

Buildings                                     $   32,801    $   42,469
Mechanical and electrical installations          116,898       154,065
Equipment and machinery                          927,048     1,295,061
Office and computer equipment                     42,313        52,325
                                              ----------    ----------
     Total accumulated depreciation           $1,119,060    $1,543,920
                                              ==========    ==========
Property, plant and equipment (net)           $1,917,896    $1,853,421
                                              ==========    ==========

     Depreciation charged to results of operations amounted to $264,683, $333,341 and $429,502 for 1999, 2000 and 2001, respectively. Buildings consist of wafer plants, including administrative offices, built on land licensed to ST and Technology Parks Pte Ltd, and sub-leased to the Company. See Note 22.

     Included in property, plant and equipment are assets acquired under capital lease obligations with a cost of approximately $31,973 at December 31, 2000 and 2001. These assets under capital lease obligations were fully depreciated in 2000.

     Capitalized interest relating to property, plant and equipment amounted to $3,793, $14,356 and $15,236 in the years ended December 31, 1999, 2000 and
     2001, respectively.


10.  CAPITAL LEASES

     Future minimum lease payments under the US dollar denominated capital leases for equipment and machinery as of December 31, 2000 and 2001 are as follows:

                                                           2000      2001
                                                          -------    ----
Payable in year ending December 31,
  2001                                                    $ 8,196    $  -
  2002                                                          -       -
                                                          -------    ----
Total minimum lease payments                                8,196       -
Amounts representing interest at rates ranging
 from 5.90% to 6.06% per annum                               (374)      -
                                                          -------    ----
Present value of minimum lease payments                     7,822       -
Less current installments of capital lease obligations     (7,822)      -
                                                          -------    ----
Obligations under capital leases, excluding
 current installments                                     $     -    $  -
                                                          =======    ====

     The minimum lease payments were guaranteed by ST.

           CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                        DECEMBER 31, 1999, 2000 AND 2001
          IN THOUSANDS OF US DOLLARS (EXCEPT SHARE AND PER SHARE DATA)

11.  LONG-TERM DEBT

     Long-term debt at December 31, 2000 and 2001 consists of the following:

                                                            2000            2001
                                                          ---------      ----------
Singapore dollar loans at fixed rates of 4% to 4.25%      $ 387,513      $  287,355
Singapore dollar loans at floating rates                     57,550          54,620
US dollar loans at floating rates                           137,400         184,800
2.5% Senior convertible notes                                     -         585,455
                                                          ---------      ----------
                                                            582,463       1,112,230
Less current installments                                  (156,343)       (198,160)
                                                          ---------      ----------
Long-term debt, excluding current installments            $ 426,120      $  914,070
                                                          =========      ==========

     All Singapore dollar loans are unsecured.

     Fixed rate Singapore dollar loans of $159,369 and $117,643 as of December 31, 2000 and 2001, respectively, are guaranteed by ST. A fixed rate Singapore dollar loan of $98,657 and $46,817 as of December 31, 2000 and 2001, respectively, is guaranteed by commercial banks at the request of ST. All fixed rate Singapore dollar loans contain certain covenants which restrict the ability of the Company to pay dividends without prior approval from the lender. Effective November 1, 1999, the Company's management and services support agreement with ST includes a charge for such guarantees. See note 22. Prior to that date, the Company was not separately charged for the guarantees. The loans are repayable in semi-annual installments and mature between 2002 and 2006.

     The floating rate Singapore dollar loans consist of two loans of equal amounts. Interest is charged at 2% above the lending bank's first tier savings rate in respect of one loan (3% and 2.5% as of December 31, 2000 and 2001, respectively), and 1% above the arithmetic mean for deposits quoted by specified banks to the lender (3.56% and 3.375% as of December 31, 2000 and 2001, respectively) for the other loan. The loans are repayable in June 2002 and February 2002, respectively.

     The floating rate US dollar loans consist of two loans. The first loan was first put in place on March 12, 1998 and matures on June 30, 2002. The loan is for an amount of $143,200, of which $107,400 and $35,800 is outstanding as of December 31, 2000 and 2001 respectively, and bears interest at 0.5625% above the arithmetic mean of SIBOR rates for US dollars deposits quoted by specified banks to the lender. As of December 31, 2000 and 2001, these rates were 6.81% and 2.625%, respectively. Interest is payable semi-annually in US dollars and principal payments are due in four equal semi-annual installments which commenced December 31, 2000. Borrowings under this facility were initially unsecured. In December 2000, the facility agreement was amended to allow for borrowings to be secured by a charge over a project bank account which was established pursuant to the second loan agreement. Under the terms of the charge, the Company is permitted to use the funds in the project bank account subject to certain restrictions unless an event of default occurs, in which event the Company would no longer be permitted to use the funds.

           CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                        DECEMBER 31, 1999, 2000 AND 2001
          IN THOUSANDS OF US DOLLARS (EXCEPT SHARE AND PER SHARE DATA)

     The second loan was first put in place on September 28, 2000 and matures on September 28, 2006. The second loan is for an amount of $820,000 of which $30,000 and $149,000 was outstanding as of December 31, 2000 and 2001, respectively, and bears interest at 0.60% to 0.85% (depending on certain criteria relating to wafer starts and debt/equity ratio) above the LIBOR rates for US dollars deposits quoted by specified banks to the lender. As of December 31, 2000 and 2001, this rate was 7.29% and 2.7875%, respectively. Interest is payable semi-annually in US dollars and principal is payable in six equal semi-annual installments commencing March 28, 2004. Borrowings under this facility were secured by a charge over the same project bank account as described above for the first loan, and a fixed charge over a debt service reserve account which was established pursuant to the second loan agreement. The fixed charge over the Company's debt service reserve account will not permit the use of the funds in that account by the Company for as long as the loan remains outstanding.

     On April 2, 2001, the Company issued $575,000 of senior unsecured convertible notes due April 2, 2006, which bear interest at the rate of 2.50% per year and have a yield to maturity of 5.25% per year. The notes can be converted into the Company's ordinary shares or American Depository Shares ("ADS") at a conversion price of S$6.5170 per ordinary shares (equivalent to approximately US$36.3611 per ADS, based on a fixed exchange rate of US$1.00 = S$1.7923, and the current ratio of ten ordinary shares per ADS; the conversion price and the ratio of ADSs to shares may be subject to adjustment for certain events). The Company may redeem all or a portion of the convertible notes at any time on or after April 2, 2003 at a price to yield of 5.25% per year on the redemption date if the Company's shares or ADS's trade at 125% of the conversion price for a period of 20 days in any consecutive 30 trading day period.

     Annual maturities of long-term debts as of December 31, 2001 are as follows:

Payable in year ending December 31,
  2002                                 $  198,160
  2003                                     60,922
  2004                                    102,186
  2005                                    102,186
  2006                                    648,776
  Thereafter                                    -
                                       ----------
                                       $1,112,230
                                       ==========


12.  UNUTILIZED CREDIT FACILITIES

     As of December 31, 2001, the Company has unutilized banking facilities of approximately $755,499 for short-term advances, term loans and bankers' guarantees and an unutilized facility with ST of approximately $100,000.

           CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                        DECEMBER 31, 1999, 2000 AND 2001
          IN THOUSANDS OF US DOLLARS (EXCEPT SHARE AND PER SHARE DATA)

13.  ACCRUED OPERATING EXPENSES

     Accrued operating expenses at December 31, 2000 and 2001 consist of the following:

                                                                2000        2001
                                                              --------    --------
Accrual for employee bonuses and related expenses             $ 78,988    $ 49,717
Accrual for vacation liability                                   4,921          28
Accrual for technology costs (see Note 23(f))                   11,339      10,398
Unbilled raw materials                                          43,721      37,969
Accrual for interest costs                                       7,317       9,210
Accrual for warranty liability                                   4,421       4,895
Accrual for research and development cost (see Note 23(b))      28,428      16,675
Accrual for loss on licensing agreement (see Note 23(f))         6,570       6,570
Accrual for cancellation of contracted capital expenditure
 charges                                                         3,500      14,314
Others                                                          16,135       3,859
                                                              --------    --------
                                                              $205,340    $153,635
                                                              ========    ========

     Movements in accrual for technology costs are as follows:

                         1999        2000         2001
                        -------     -------      -------
Beginning               $ 7,853     $12,126      $11,339
Utilized in year              -      (3,319)      (2,371)
Charge for the year       4,273       2,532        1,430
                        -------     -------      -------
Ending                  $12,126     $11,339      $10,398
                        =======     =======      =======


14.  OTHER CURRENT LIABILITIES

     Other current liabilities at December 31, 2000 and 2001 consist of the following:

                                                 2000       2001
                                                -------    -------
Obligations payable under technology license
 agreements (see note 7)                        $ 7,100    $ 6,000
Customer deposits (see note 15)                   5,000      5,000
Derivative instruments (see note 26)                  -      6,476
Others                                            6,220      5,416
                                                -------    -------
                                                $18,320    $22,892
                                                =======    =======


15.  CUSTOMER DEPOSITS

     Deposits are received from customers to secure the allocation of agreed levels of wafer capacity. These non-interest bearing deposits are refundable at the end of the agreed period of such allocated capacity, typically within three to five years.

           CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                        DECEMBER 31, 1999, 2000 AND 2001
          IN THOUSANDS OF US DOLLARS (EXCEPT SHARE AND PER SHARE DATA)

16.  OTHER LIABILITIES

     Other liabilities at December 31, 2000 and 2001 consist of the following:

                                                            2000       2001
                                                           -------    -------
Obligations payable under technology license agreements    $ 6,000    $     -
Deferred grants (see below)                                  3,011      1,316
Deferred gain on forward contracts                           8,659          -
Derivative instruments (see note 26)                             -     23,701
                                                           -------    -------
                                                           $17,670    $25,017
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


17.  INCOME TAXES

     The Company has been granted pioneer status under the Economic Expansion Incentives (Relief from Income Tax) Act, Chapter 86 of Singapore (the "Act"), for sub-micron technology manufacturing in three of its fabs, effective for ten years from July 1, 1996, January 1, 1998, and one for which the date of commencement has not been determined.

     During the pioneer status period, the Singapore-resident income from pioneer trade is exempt from income tax, subject to compliance with the conditions stated in the certificate and the Act. Income derived from non-pioneer trade during the pioneer period, however, is subject to income tax at the prevailing enacted rate of tax.

     In addition, three fabs have been granted post-pioneer status, which entitles them to a concessionary tax rate of 10% for five years after the expiration of their pioneer status in 2006, 2008 and one for which the date of commencement of post-pioneer period has not been determined. The Company has also received approval from EDB for the post-pioneer status for one of its fabs, which entitles it to a concessionary tax rate of 10% for five years after the expiration of its pioneer status on December 31, 2000. The concessionary tax rate is subject to compliance with conditions stated in the post-pioneer certificate and the Act.

     The tax-exempt profits arising from the pioneer trade can be distributed as tax-exempt dividends which are not subject to Singapore income tax in the hands of the holders of ordinary shares. Losses arising in the pioneer status period are available for carryforward to be offset against profits arising in subsequent periods, including profits arising after the pioneer status period. Pioneer loss carryforwards are available indefinitely, subject to more than 50% of the Company's equity staying with the same shareholders from the incurrence of the tax loss to its utilization. Pioneer loss carryforwards are determined on a fab-by-fab basis. As of December 31, 2001, the Company has pioneer loss carryforwards of $38,808 and unutilized property, plant and equipment related wear and tear allowances carryforwards of $209,648. Since profits during the pioneer status period are not taxable and all such pioneer loss carryforwards as of December 31, 2001 are expected to reverse within the pioneer status period, no deferred tax assets related to such carryforwards have been recognized.

           CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                        DECEMBER 31, 1999, 2000 AND 2001
          IN THOUSANDS OF US DOLLARS (EXCEPT SHARE AND PER SHARE DATA)

     The income tax expense for the years ended December 31, 1999, 2000 and 2001 represents income tax payable on non-pioneer trade income, principally interest income and rental income from SMP.

     Income tax expense consists of the following:

               1999       2000         2001
              ------     -------      -------
Current       $1,963     $19,419      $16,127
Deferred         168        (715)      (1,883)
              ------     -------      -------
Total         $2,131     $18,704      $14,244
              ======     =======      =======

     Included in other non-current assets are $787 and $2,671 of net deferred tax assets as of December 31, 2000 and 2001 which primarily relate to the difference in the tax and book basis of property, plant and equipment.

     A reconciliation of the expected tax expense computed by applying statutory rates to pre-tax income (loss) to the actual tax expense is as follows:

                                                            1999          2000         2001
                                                           -------      --------     ---------
Income taxes computed at Singapore
 statutory tax rate of 24.5% (2000: 25.5%, 1999: 26%)      $(9,872)     $ 56,080     $(108,373)
Permanent non-deductible expenses                            9,220        28,392        48,039
Pioneer status relief                                       (4,769)      (64,486)            -
Pioneer losses and allowances not recognized
 as deferred benefit                                             -             -        75,536
Effect of pioneer status of equity investee                  8,531        (1,935)          667
All other items, net                                          (979)          653        (1,625)
                                                           -------      --------     ---------
Income tax expense                                         $ 2,131      $ 18,704     $  14,244
                                                           =======      ========     =========


18.  SHARE CAPITAL

     The Company's authorized share capital at December 31, 2001 comprised 3,076,923,079 ordinary shares of Singapore dollars S$0.26 par value each.

     Share capital at December 31, 2000 and 2001 consists of the following:

                                   2000        2001
                                 --------    --------
Issued share capital             $218,732    $219,319
Capital reduction (see below)      61,161      61,161
                                 --------    --------
                                 $279,893    $280,480
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

     On September 13, 1999, the Company restructured its share capital with the issuance of one additional fully paid A ordinary share for every 20 partly-paid A ordinary shares and the cancellation of 20 partly-paid A ordinary shares. This was approved by the High Court of Singapore on September 30, 1999. On October 14, 1999, the Company merged the A ordinary shares and B ordinary shares into one class of ordinary shares and effected a share split which resulted in each ordinary share with a par value of S$0.4888 being sub-divided into 1.88 ordinary shares with a par value of S$0.26 each.

     All share and per share amounts have been presented herein to reflect the impact of this capital restructuring.

           CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                        DECEMBER 31, 1999, 2000 AND 2001
          IN THOUSANDS OF US DOLLARS (EXCEPT SHARE AND PER SHARE DATA)

     Under Singapore law, all increases in share capital (including rights issues) require shareholders' approval. Singapore law does not provide for the issue of shares of no par value and, except with court approval, prohibits the issue of shares at a discount to par value.


19.  ADDITIONAL PAID-IN CAPITAL

     Additional paid-in capital as of December 31, 2000 and 2001 represents principally the excess of proceeds received from issues of share capital (net of the costs of issue) over the par value of shares issued, which under Singapore law must be credited to the share premium account. The share premium may only be applied in paying up unissued shares to be issued to shareholders, paying up in whole or in part the balance unpaid on shares in issue, in writing off preliminary expenses and share and debenture issue expenses and by provision for premiums payable on the redemption of redeemable preferred shares. The share premium account had a balance of $1,750,895 as of December 31, 2001.


20.  RETAINED DEFICIT

     Singapore law allows dividends to be paid only out of profits of the Company. Shareholders of ordinary shares are not liable for Singapore income tax on dividends paid by the Company out of its tax exempt profits from pioneer activities.

     Distributions of profits from non-pioneer activities which has been subject to income tax are paid with a franking tax credit which Singapore tax-resident shareholders can apply as a prepayment of income tax on the dividend. Shareholders who are not tax-resident in Singapore are not liable for further Singapore income tax.


21.  BUSINESS SEGMENT DATA AND MAJOR CUSTOMERS

     The Company operates in a single reportable segment, providing wafer foundry services. All of the Company's products are manufactured in Singapore.

     The following table presents revenues by country of domicile of customer:

                   1999         2000           2001
                 --------    ----------      --------
USA              $477,213    $  681,301      $308,093
Taiwan             98,842       136,494        75,977
France             25,844        89,823        27,451
Japan              20,338        48,309        27,485
Sweden             51,015       110,201             -
Netherlands         5,042        34,092         2,996
Germany               372         8,108         9,824
Others             15,592        25,776        10,830
                 --------    ----------      --------
                 $694,258    $1,134,104      $462,656
                 ========    ==========      ========

           CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                        DECEMBER 31, 1999, 2000 AND 2001
          IN THOUSANDS OF US DOLLARS (EXCEPT SHARE AND PER SHARE DATA)

     Revenues from major customers, as a percentage of total revenue, were as follows:

                                 1999       2000       2001
                                 -----      -----      -----
Customer A                        11.1%      12.9%      21.0%
Others                            88.9       87.1       79.0
                                 -----      -----      -----
                                 100.0%     100.0%     100.0%
                                 =====      =====      =====

     The top five customers of the Company accounted for 38%, 42% and 43% of the Company's net revenue in the years ended December 31, 1999, 2000 and 2001, respectively.

     As a result of such concentration of the customer base, loss or cancellation of business from, or significant changes in scheduled deliveries or decreases in the prices of products sold to any of these customers could materially and adversely affect the Company's results of operations or financial position.


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

     In addition to the transactions with related parties disclosed in Note 11 and Note 12, the Company had the following significant transactions with related parties:

                                               1999        2000        2001
                                              -------     -------     -------
ST
  Management fees                             $ 3,820     $ 4,295     $ 4,012
  Reimbursement of expenses incurred on
   behalf of the Company                        6,496      18,579      18,281
  Rental for leasehold land                     2,615       1,849       1,916

Affiliates of ST
  Services purchased from STATS                33,905      29,560       9,209
  Other services purchased                      7,593         599       1,682
  Net revenue from CSP                         59,031           -           -
  Property, plant and equipment purchased         588         606          22
  Building construction costs                     126         681         105
  Interest expense                                 95           -           -
  Interest income                               2,839      26,983      20,213

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

           CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                        DECEMBER 31, 1999, 2000 AND 2001
          IN THOUSANDS OF US DOLLARS (EXCEPT SHARE AND PER SHARE DATA)

     Fabs 2, 3, 5 (occupied by SMP), 6 (occupied by CSP) and 7 occupy land leased by ST from JTC. The Company has entered into sub-leases with ST in respect of the underlying land for the entire term of the lease between ST and JTC. The leases expire at different dates between 2024 and 2030 with an option, subject to certain conditions, to extend for another 30 years.

     Rental rates on JTC and TPPL leases are subject to revisions at market rates at periodic intervals in accordance with the rental agreements, with such increases generally capped at 4% to 10% per annum.

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

     At December 31, 2000 and 2001, there were the following amounts due from or to ST and its affiliates.

                                    2000         2001
                                   -------      ------
Amounts due from ST affiliates
  Accounts receivable
    Trade                          $    23      $1,070
    Others                             759         177
                                   -------      ------
                                   $   782      $1,247
                                   =======      ======

Amounts due to ST
  Other current liabilities        $ 1,581      $1,658

Amounts due to ST affiliates
  Accounts payable, trade            9,318       3,681
  Other current liabilities            806       1,218
                                   -------      ------
                                   $11,705      $6,557
                                   =======      ======

           CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                        DECEMBER 31, 1999, 2000 AND 2001
          IN THOUSANDS OF US DOLLARS (EXCEPT SHARE AND PER SHARE DATA)

     (b)  CSP AND SMP

     The Company provides management and corporate support services including accounting, financial, sales and marketing services, to CSP and SMP and allocates a portion of its costs to CSP and SMP. Such recharges to CSP and SMP amounted to $19,684, $7,038 and $6,685 in the years ended December 31, 1999, 2000 and 2001, respectively (inclusive of charges to CSP through October 1, 1999). The Company is also committed to purchase a specified percentage of SMP's output or compensate SMP for any costs it incurs in connection with unused capacity arising from such specified percentage not purchased (see note 6).

     SMP leases its fab from the Company, under a long-term lease agreement which expires in 2008. The rental income from SMP for the years ending December 31, 1999, 2000 and 2001 was $11,849, $13,011 and $14,804,
     respectively.

     The Company bought plant and equipment of $nil, $nil and $2,661 from SMP during 1999, 2000 and 2001, respectively. The Company also sold plant and equipment of $6,824, $23,331 and $17,338 to SMP during 1999, 2000 and 2001, respectively. The losses on the sales were immaterial.

     The Company bought $6,641, $10,615 and $10,601 of such processed wafers from SMP for the years ending December 31, 1999, 2000 and 2001, respectively.


     (c)  LEASES

     Rental expense for land leased from ST for the years ended December 31, 1999, 2000 and 2001 was $2,615, $1,849 and $1,916, respectively.

     Minimum future rental payments on non-cancellable operating leases of land from ST as of December 31, 2001 are as follows:

Payable in year ending December 31,
  2002                                  $ 2,333
  2003                                    3,088
  2004                                    3,088
  2005                                    3,088
  2006                                    3,088
  Thereafter                             60,048
                                        -------
                                        $74,733
                                        =======


23.  COMMITMENTS AND CONTINGENCIES

     (a)  LEASES

     Rental expense, excluding amounts payable to ST disclosed in Note 22, for the years ended December 31, 1999, 2000 and 2001 was $2,163, $2,907 and $5,236, respectively.

           CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                        DECEMBER 31, 1999, 2000 AND 2001
          IN THOUSANDS OF US DOLLARS (EXCEPT SHARE AND PER SHARE DATA)

     Minimum future rental payments on non-cancellable operating leases excluding amounts payable to ST disclosed in Note 22(c), as of December 31, 2001, are as follows:

Payable in year ending December 31,
  2002                                  $ 4,308
  2003                                    2,441
  2004                                    1,765
  2005                                    1,665
  2006                                    1,672
  Thereafter                              2,757
                                        -------
                                        $14,608
                                        =======


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

     The Company has been billed for its allocable share of these costs which are included in research and development expenses. The Company had accrued $28,428 and $16,675 of research and development expenses related to this project as of December 31, 2000 and 2001, respectively.


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


     (d)  DEPOSIT AGREEMENTS

     The Company entered into deposit and supply agreements with several customers under which the customers are required to maintain deposits with the Company to secure wafer capacity. As of December 31, 2001, deposits held by the Company amounted to $46,281. These agreements, expiring on May 31, 2003 and December 31, 2003, require the Company to make available capacity to customers over the terms of the agreements.

           CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                        DECEMBER 31, 1999, 2000 AND 2001
          IN THOUSANDS OF US DOLLARS (EXCEPT SHARE AND PER SHARE DATA)

     (e)  CAPITAL EXPENDITURE

     The Company had the following capital commitments as of December 31, 2000 and 2001:

                                        2000         2001
                                      --------     --------
Contracts for capital expenditure     $801,874     $263,644


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

     The Company has accrued a liability for, and charged to its results of operations in the periods presented, the estimated costs of obtaining such licenses for third party technology. The amounts accrued were $11,339 and $10,398 as of December 31, 2000 and 2001, respectively. No assurance can be given that such accruals are adequate.

     During 2000, the Company accrued a liability and recorded a charge of $11,570, of which $5,000 had been paid up as of December 2001, to other operating expenses for the estimated loss incurred on a licensing agreement. The loss represents the estimated amounts to be paid to the licensor as a result of restructuring the terms of the agreement. The loss was charged to results of operations as the Company does not expect to derive value from the payments in future periods. The Company does not anticipate additional charges in the future related to this matter. The amount accrued as of December 31, 2001 was $6,570.


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

           CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                        DECEMBER 31, 1999, 2000 AND 2001
          IN THOUSANDS OF US DOLLARS (EXCEPT SHARE AND PER SHARE DATA)

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

     Total compensation expense (income) recognized for stock-based compensation under the plan for the year ended December 31, 1999 was $8,081.

     Information for December 31, 1999 is as follows:

                                                             1999
                                                            -------
Shares outstanding at beginning of year (in thousands)       11,436
Shares granted during the year (in thousands)                     -
Shares fully paid and partly paid shares converted
 to fully paid shares during the year (in thousands)         (2,894)
Shares cancelled during the year (in thousands)              (2,626)
Shares converted to 1999 Option Plan (in thousands)          (5,916)
Shares outstanding at year end (in thousands)                     -
Subscription receivable at year end                         $     -


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

     Total compensation expense (income) recognized for stock-based compensation under the plan for the year ended December 31, 1999 was $2,922.

           CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                        DECEMBER 31, 1999, 2000 AND 2001
          IN THOUSANDS OF US DOLLARS (EXCEPT SHARE AND PER SHARE DATA)

     Information for December 31, 1999 is as follows:

                                                            1999
                                                           -------
Shares outstanding at beginning of year (in thousands)       4,021
Shares granted during the year (in thousands)                2,526
Partly paid shares converted to fully paid shares
 during the year (in thousands)                               (327)
Shares cancelled during the year (in thousands)               (937)
Shares converted to 1999 Option Plan (in thousands)         (5,283)
Shares granted pending issuance at year end
 (in thousands)                                                  -
Shares outstanding at year end (in thousands)                    -
Subscription price for shares issued in 1999 at            $  0.55
Weighted average grant date fair value of shares           $  1.05
Subscription receivable at year end                        $     -

     The fair value of option grants was estimated using the Black-Scholes option pricing model with the following assumptions used: dividend yield of 0% and expected lives of 10 years. The weighted average expected volatility used for option grants was 71.0% in 1999. The weighted average risk free interest rate used was 5.52% in 1999.


     (c)  1999 OPTION PLAN

     Effective March 30, 1999, the Company adopted the Chartered Semiconductor Manufacturing Ltd Share Option Plan 1999 (the "1999 Option Plan") which provides for a maximum of 107 million shares (subject to adjustment under the plan) to be reserved for option grants. This amount was subsequently revised to 197 million shares in May 2001. Options granted under the plan may include nonstatutory options as well as incentive stock options intended to qualify under Section 422 of the United States Internal Revenue Code.

     The plan is administered by a committee appointed by the directors. Employees, outside directors and consultants are eligible for the grant of options except for (i) employees of affiliates and SMP, and outside directors and consultants, who are not eligible for the grant of incentive stock options; (ii) employees, outside directors and consultants of affiliates resident in the United States, who are not eligible for the grant of options; and (iii) employees of SMP resident in the United States, who are not eligible for the grant of options.

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

           CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                       DECEMBER 31, 1999, 2000 AND 2001
            IN THOUSANDS OF US DOLLARS (EXCEPT SHARE AND PER SHARE DATA)

     Information on options granted is as follows:

                                                                  WEIGHTED
                                                                  AVERAGE
                                                                  EXERCISE
                                                    OPTIONS       PRICE
                                                    -------       --------
Outstanding at January 1, 1999 (in thousands)             -         $   -
Granted (in thousands)                               25,208         $1.52
Conversion from 1995 and 1997 Ownership Plans
 (in thousands)                                      11,199         $0.78
Exercised (in thousands)                             (2,630)        $0.79
                                                    -------
Outstanding at December 31, 1999 (in thousands)      33,777         $1.33
Granted (in thousands)                               39,739         $8.12
Exercised (in thousands)                            (11,013)        $1.05
Lapsed (in thousands)                                (2,433)        $4.70
                                                    -------
Outstanding at December 31, 2000                     60,070         $5.74
Granted (in thousands)                               25,612         $2.75
Exercised (in thousands)                             (4,065)        $1.17
Lapsed (in thousands)                                (6,608)        $6.29
                                                    -------
Outstanding at December 31, 2001                     75,009         $4.91

Exercisable at end of year (in thousands)            16,433         $4.61
                                                    =======

     Weighted average fair values of options granted in 1999, 2000 and 2001 were $1.26, $5.54 and $2.33 respectively.

     The following table summarizes information about fixed stock options outstanding at December 31, 2001:

                      OPTIONS OUTSTANDING                               OPTIONS EXERCISABLE
----------------------------------------------------------------     --------------------------
                                          WEIGHTED
                        NUMBER            AVERAGE       WEIGHTED                       WEIGHTED
RANGE                OUTSTANDING         REMAINING       AVERAGE        NUMBER         AVERAGE
OF EXERCISE               AT            CONTRACTUAL     EXERCISE      EXERCISABLE      EXERCISE
PRICES                12/31/2001           LIFE          PRICE         12/31/2001       PRICE
-----------         --------------      -----------     --------     --------------    --------
                    (IN THOUSANDS)                                   (IN THOUSANDS)

$0.54 to $0.81           5,811           6.2 years        $0.60           3,434         $0.62

$2.00 to $2.86          34,925           8.5 years        $2.53           5,190         $2.00

$6.81                   19,521           8.3 years        $6.81           4,399         $6.81

$9.74                   14,752           7.8 years        $9.74           3,410         $9.74
                        ------                                           ------
                        75,009                                           16,433
                        ======                                           ======

     The options vest over one to five years and expire on dates ranging from October 2004 to October 2009. The 1999 Option Plan is accounted for in accordance with fixed-plan accounting under APB 25 and related interpretations. Total compensation expense recognized for 1999, 2000 and 2001 totalled $9,091, $2,778 and $763, respectively.

           CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                        DECEMBER 31, 1999, 2000 AND 2001
          IN THOUSANDS OF US DOLLARS (EXCEPT SHARE AND PER SHARE DATA)

     The fair value of the option grants are estimated using the Black-Scholes option pricing model with the following assumptions used for grants in 1999, 2000 and 2001.

                                   1999           2000             2001
                                 --------      ----------       ----------
Risk free interest rate             6.1%        5.907% to        4.705% to
                                                   6.457%           4.854%
Expected volatility                60.6%       73.152% to       81.130% to
                                                  79.258%          90.540%
Expected lives                   10 years            5 to             5 to
                                                 10 years         10 years
Dividend yield                      NA             NA               NA

     Options of 451,920, 2,224,300 and 1,526,000 shares of the Company were granted to employees of SMP in 1999, 2000 and 2001, respectively. SMP bears the stock-based compensation charge in respect of these options.

     Had the Company determined compensation cost based on the fair value at the grant date for its stock options under SFAS 123, the Company's net income
     (loss) would have been reduced or increased to the pro forma amounts indicated below:


                                          1999          2000         2001
                                        --------      --------     ---------
Net income (loss)
  As reported                           $(32,619)     $244,766     $(383,952)
  Pro forma                             $(26,186)     $180,218     $(461,769)

Basic net income (loss) per share
  As reported                           $  (0.03)     $   0.18     $   (0.28)
  Pro forma                             $  (0.03)     $   0.13     $   (0.33)

Diluted net income (loss) per share
  As reported                           $  (0.03)     $   0.18     $   (0.28)
  Pro forma                             $  (0.03)     $   0.13     $   (0.33)


25.  FAIR VALUES OF FINANCIAL INSTRUMENTS

                                       2000                         2001
                              -----------------------     -----------------------
                              CARRYING     ESTIMATED      CARRYING     ESTIMATED
                               AMOUNT      FAIR VALUE      AMOUNT      FAIR VALUE
                              --------     ----------     --------     ----------
                                 $             $              $             $
ASSET/(LIABILITY)
Long-term debt, excluding
 2.5% senior convertible
 notes                        (582,463)      (587,743)    (526,775)      (526,981)
2.5% senior convertible
 notes                               -              -     (585,455)      (580,348)
Technology obligations
 payable                        (6,000)        (5,545)           -              -
Forward foreign exchange
 contracts                      (3,273)        12,622       (8,734)        (8,734)
Cross currency swap             (5,059)        (8,333)     (19,339)       (19,339)
Interest rate swap                   -              -       (2,104)        (2,104)

     Cash and cash equivalents, amounts owing from and to ST and affiliates, accounts receivable and accounts payable. The carrying amounts approximate fair value in view of the short term nature of these balances.

           CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                        DECEMBER 31, 1999, 2000 AND 2001
          IN THOUSANDS OF US DOLLARS (EXCEPT SHARE AND PER SHARE DATA)

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


26.  DERIVATIVE INSTRUMENTS

     The Company had the following notional amounts of derivative instruments as of December 31, 2000 and 2001:

                                                            2000         2001
                                                          --------     --------
Forward foreign exchange contracts to hedge:
- Singapore dollar debt                                   $342,885     $232,269
- plant and equipment purchases (mainly Japanese yen)       56,973            -
- Japanese yen capital lease obligations                     5,498            -
Cross currency swap                                        129,487      122,895
Convertible notes interest rate swap                             -      200,000
                                                          --------     --------
                                                          $534,843     $555,164
                                                          ========     ========

     The Company has only limited involvement with derivative financial instruments and does not use them for trading purposes. The Company uses derivative instruments principally to manage identified foreign currency risks resulting from its Singapore dollar denominated debt and, to a lesser extent, its foreign currency purchase commitments which are denominated principally in Japanese yen. The Company also uses derivative instruments to manage interest rate risks. The Company uses foreign currency forward contracts to manage these risks and has designated them as foreign currency cash-flow hedges. The Company uses foreign currency forward contracts which match the terms of the individual foreign currency exposures and, as a result, any ineffectiveness of the Company's hedges is negligible. Amounts included in other comprehensive income related to hedges of Singapore dollar denominated debt are reclassified into earnings in amounts equal to the transaction gain or loss resulting from the remeasurement of the debt into US dollars. The amounts reclassified into earnings are included in foreign exchange gain (loss). Amounts included in other comprehensive income related to hedges of foreign currency purchase commitments are reclassified into earnings (cost of revenue) when the asset related to the purchase commitment is depreciated. The maximum term over which the Company is hedging exposures to the variability of cash flows for currency exchange rates risk is 6 years. During 2001, a loss of $1,819 related to SMP, an equity affiliate, was reclassified from other comprehensive income to equity in loss of SMP because it became probable that the original forecasted transaction would not occur in the near term.

           CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                        DECEMBER 31, 1999, 2000 AND 2001
          IN THOUSANDS OF US DOLLARS (EXCEPT SHARE AND PER SHARE DATA)

     During the year, the Company has also entered into an interest rate swap contract to hedge the fixed-rate interest obligations associated with $200,000 of the convertible notes issued in April 2001, with the effect of swapping the fixed-rate interest obligations to a floating-rate obligation based on LIBOR rates. The Company has designated this interest rate swap contract as a fair-value hedge.

     Most of the Company's derivatives are formally designated as cash flow foreign currency hedges and fair value hedges. However, certain derivative instruments are not designated as part of a hedging relationship. These consist primarily of foreign currency forward contracts related to groups of forecasted foreign currency denominated purchases of fixed assets. While the Company expects these derivatives to be effective in hedging the variability in cash flows resulting from changes in foreign exchange rates, it does not believe it is practicable to formally document the hedging relationship and link the derivatives to specific forecasted transactions. Gains and losses on these instruments are included in foreign exchange gain
     (loss).

     The components of other comprehensive income (loss) related to derivative and hedging activities for the year ended December 31, 2001 are as follows:

                                                                      2001
                                                                    --------
Cumulative effective-type-adjustment at January 1, 2001, net        $  8,144
Reclassifications into earnings                                       (1,476)
Net changes associated with current period hedging transactions      (15,617)
Share of other comprehensive loss of SMP                              (1,889)
                                                                    --------
Balance at December 31, 2001                                        $(10,838)
                                                                    ========

     For the year ended December 31, 2000, prior to the adoption of SFAS No. 133, foreign currency forward contracts used to hedge payables are carried at market value and are recorded as other assets or other liabilities in the accompanying consolidated balance sheet. Changes in market values of these agreements were deferred, and included in the basis of the hedged asset upon purchase. Foreign currency forward contracts used to hedge anticipated plant and equipment purchases were not recognized in the financial statements. Foreign currency forward contracts used to hedge Singapore dollar denominated debt obligations were carried at market value and were recorded as other assets or other liabilities in the accompanying consolidated balance sheet. Changes in the market values of these agreements were deferred, and included in the basis of the hedged debt. The cross currency swap contract used to hedge the principal and interest obligations associated with a Singapore dollar debt with the effect of redenominating it to US dollars was carried at market value and was recorded as other assets or other liabilities in the accompanying consolidated balance sheet. Changes in market values of this contract were deferred and included in the basis of the hedged debt.

           CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                        DECEMBER 31, 1999, 2000 AND 2001
          IN THOUSANDS OF US DOLLARS (EXCEPT SHARE AND PER SHARE DATA)

     By using derivative instruments to hedge exposures to changes in foreign currency rates and interest rates, the Company exposes itself to credit risk and market risk. Credit risk is the failure of the counterparty to perform under the terms of the derivative contract. When the fair value of a derivative contract is positive, the counterparty owes the Company, which creates credit risk for the Company. When the fair value of a derivative contract is negative, the Company owes the counterparty and, therefore, it does not possess credit risk. The Company anticipates, however, that counterparties will be able to fully satisfy their obligations under the contracts. The Company does not obtain collateral or other security to support financial instruments subject to credit risk but monitors the credit standing of counterparties.

     Market risk is the adverse effect on the value of a financial instrument that results from a change in interest rates or currency exchange rates. The market risk associated with interest rate contracts is managed by establishing and monitoring parameters that limit the types and degree of market risk that may be undertaken. The Company assesses interest rate cash flow risk and currency exchange cash flow risk by continually identifying and monitoring changes in interest rate or currency exchange rate exposures that may adversely impact expected future cash flows and by evaluating hedging opportunities.


27.  ACCUMULATED OTHER COMPREHENSIVE LOSS

     The components of accumulated other comprehensive loss at December 31, 2000 and 2001 are as follows:

                                                 2000        2001
                                                -------     -------
Currency translation loss                       $52,696     $52,718
Derivative and hedging activities including
 cumulative effect-type-adjustment                    -      10,838
                                                -------     -------
                                                $52,696     $63,556
                                                =======     =======

                     SILICON MANUFACTURING PARTNERS PTE LTD




                    FINANCIAL STATEMENTS FOR THE YEARS ENDED
                        DECEMBER 31, 1999, 2000 AND 2001

                     SILICON MANUFACTURING PARTNERS PTE LTD

                           FINANCIAL STATEMENTS INDEX


                                                                     PAGE NUMBER
                                                                     -----------
Independent Auditors' Report                                           F-37

Balance Sheets as of December 31, 1999, 2000 and 2001                  F-38

Profit and Loss Accounts for the years ended December 31, 1999,
2000 and 2001                                                          F-39

Statements of Changes in Equity for the years ended
December 31, 1999, 2000 and 2001                                       F-40

Statements of Cash Flows for the years ended December 31, 1999,
2000 and 2001                                                          F-41

Notes to the Financial Statement                                       F-43

                          INDEPENDENT AUDITORS' REPORT



The Board of Directors and Shareholders
Silicon Manufacturing Partners Pte Ltd:


We have audited the accompanying balance sheets of Silicon Manufacturing Partners Pte Ltd as of December 31, 1999, 2000 and 2001, and the related profit and loss accounts, statements of changes in equity and statements of cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Silicon Manufacturing Partners Pte Ltd as of December 31, 1999, 2000 and 2001, and the results of operations and cash flows for the years then ended in conformity with Singapore Statements of Accounting Standard.

Singapore Statements of Accounting Standard vary in certain significant respects from accounting principles generally accepted in the United States of America. The application of United States generally accepted accounting principles would have affected the results of operations for each of the years in the three year period ended December 31, 2001 and shareholders' equity as of December 31, 1999, 2000 and 2001, to the extent summarised in Note 22.



KPMG







SINGAPORE

February 1, 2002

                     SILICON MANUFACTURING PARTNERS PTE LTD
                                 BALANCE SHEETS
                     AS OF DECEMBER 31, 1999, 2000 AND 2001
                           IN THOUSANDS OF US DOLLARS

                                               NOTE      1999        2000          2001
                                               ----   ---------    ---------    ---------
                                                          $            $             $
NON-CURRENT ASSETS
Property, plant and equipment                    3    $ 298,992    $ 574,477    $ 511,138
Intangible assets                                4        1,564        2,106        1,238
Deferred expenses                                5        5,712        4,704        3,696
                                                      ---------    ---------    ---------
                                                        306,268      581,287      516,072
CURRENT ASSETS
Inventories                                      6        5,395       12,874        6,526
Trade receivables                                        11,667        4,517          523
Amounts due from related companies
 and affiliated companies                        7        3,537       27,134       71,180
Other receivables, deposits and
 prepayments                                     8        4,369        3,633        3,291
Cash and cash equivalents                        9       11,183       54,460       83,143
                                                      ---------    ---------    ---------
                                                         36,151      102,618      164,663
                                                      ---------    ---------    ---------
  Less:
CURRENT LIABILITIES
Trade payables                                            1,353        2,098        1,650
Amounts due to related companies
 and affiliated companies                        7        3,059       19,855       14,153
Other payables and accruals                     10       49,596       77,067       25,998
Current portion of bank loan (secured)          12            -            -       96,429
Provision for taxation                                      181          497          753
                                                      ---------    ---------    ---------
                                                         54,189       99,517      138,983
                                                      ---------    ---------    ---------
NET CURRENT ASSETS/(LIABILITIES)                        (18,038)       3,101       25,680
                                                      ---------    ---------    ---------
                                                        288,230      584,388      541,752
NON-CURRENT LIABILITY
Bank loan (secured)                             12     (187,000)    (375,000)    (278,571)
                                                      ---------    ---------    ---------
                                                      $ 101,230    $ 209,388    $ 263,181
                                                      =========    =========    =========
CAPITAL AND RESERVES
Share capital                                   13    $ 179,358    $ 252,389    $ 252,389
Accumulated profits/(losses)                            (78,128)     (43,001)      10,792
                                                      ---------    ---------    ---------
                                                      $ 101,230    $ 209,388    $ 263,181
                                                      =========    =========    =========

   The accompanying notes form an integral part of these financial statements.

                     SILICON MANUFACTURING PARTNERS PTE LTD
                            PROFIT AND LOSS ACCOUNTS
              FOR THE YEARS ENDED DECEMBER 31, 1999, 2000 AND 2001
                           IN THOUSANDS OF US DOLLARS

                                              NOTE      1999         2000         2001
                                              ----    --------    ---------    ---------
                                                          $            $            $
Revenue                                               $ 34,349    $ 238,104    $ 199,965
Cost of sales                                          (62,816)    (181,789)    (227,020)
                                                      --------    ---------    ---------
Gross profit/(loss)                                    (28,467)      56,315      (27,055)
Other operating income                         15        2,119        2,258      116,826
Pre-operating expenses                                 (11,972)           -            -
Sales and marketing expenses                              (113)        (195)        (165)
General and administrative expenses                     (3,020)      (6,585)      (5,905)
                                                      --------    ---------    ---------
Profit/(loss) from operations                  16      (41,453)      51,793       83,701
Finance costs                                  17       (5,050)     (16,289)     (29,582)
                                                      --------    ---------    ---------
Profit/(loss) from ordinary activities
    before taxation                                    (46,503)      35,504       54,119
Taxation                                       18          (77)        (377)        (326)
                                                      --------    ---------    ---------
Net profit/(loss) for the year                        $(46,580)   $  35,127    $  53,793
                                                      ========    =========    =========

  The accompanying notes form an integral part of these financial statements.

                     SILICON MANUFACTURING PARTNERS PTE LTD
                         STATEMENTS OF CHANGES IN EQUITY
              FOR THE YEARS ENDED DECEMBER 31, 1999, 2000 AND 2001
                           IN THOUSANDS OF US DOLLARS

                                                    ACCUMULATED
                                           SHARE     (LOSSES)/
                                          CAPITAL     PROFITS      TOTAL
                                          --------  -----------  --------
                                             $           $           $
At January 1, 1999                        $ 85,674   $(31,548)   $ 54,126
Issue of ordinary shares                    93,684          -      93,684
Net loss for the year                            -    (46,580)    (46,580)
                                          --------   --------    --------
At December 31, 1999                       179,358    (78,128)    101,230
Issue of ordinary shares                    73,031          -      73,031
Net profit for the year                          -     35,127      35,127
                                          --------   --------    --------
At December 31, 2000                       252,389    (43,001)    209,388
Net profit for the year                          -     53,793      53,793
                                          --------   --------    --------
At December 31, 2001                      $252,389   $ 10,792    $263,181
                                          ========   ========    ========

  The accompanying notes form an integral part of these financial statements.

                     SILICON MANUFACTURING PARTNERS PTE LTD
                            STATEMENTS OF CASH FLOWS
              FOR THE YEARS ENDED DECEMBER 31, 1999, 2000 AND 2001
                           IN THOUSANDS OF US DOLLARS

                                                                                   1999                 2000                 2001
                                                                                 --------             --------             --------
                                                                                     $                   $                    $
OPERATING ACTIVITIES
Profit/(loss) from ordinary activities
 before taxation                                                                  (46,503)              35,504               54,119
Adjustments for:
  Amortisation of deferred finance expenses                                           336                1,008                1,008
  Amortisation of intangible assets                                                   366                  703                1,325
  Depreciation of property, plant and
   equipment                                                                       27,638               79,138              128,982
  Exchange difference                                                                   9                 (228)                   -
  Loss/(gain) on disposal of property,
   plant and equipment                                                                  -                 (367)                   6
  Interest expense, net of amount capitalised                                       4,290               14,677               28,277
  Interest income                                                                    (305)              (1,472)              (1,844)
  Write off of property, plant and equipment                                            -                  857                    -
                                                                                 --------             --------             --------
Operating profit/(loss) before working
 capital changes                                                                  (14,169)             129,820              211,873
Changes in working capital:
  Inventories                                                                      (5,181)              (7,479)               6,348
  Trade receivables                                                               (11,667)               7,150                3,994
  Amount due from related companies and
   affiliated companies                                                            (3,537)             (22,806)             (41,343)
  Other receivables, deposits and prepayments                                      (7,919)                 482                  340
  Trade payables                                                                    1,353                  745                 (448)
  Amount due to related companies and
   affiliated companies                                                             1,836               15,917               (5,702)
  Other payables and accruals                                                       6,589               13,950              (12,055)
                                                                                 --------             --------             --------
Cash generated from/(utilised in) operations                                      (32,695)             137,779              163,007
Interest received                                                                     301                1,434                1,809
Interest paid, net of amount capitalised                                                -              (15,854)             (28,425)
Income taxes paid                                                                       -                  (61)                 (70)
                                                                                 --------             --------             --------
CASH FLOWS GENERATED FROM/(USED IN)
 OPERATING ACTIVITIES                                                             (32,394)             123,298              136,321

INVESTING ACTIVITIES
Purchase of property, plant and equipment
 including interest paid of
 $3,780 (2000: $8,774 and 1999: $222)                                            (154,989)            (342,566)            (107,181)
Purchase of intangible assets                                                        (877)              (1,245)                (457)
Proceeds on disposal of property, plant
 and equipment                                                                          -                2,279                    -
                                                                                 --------             --------             --------
CASH FLOWS USED IN INVESTING ACTIVITIES                                          (155,866)            (341,532)            (107,638)
                                                                                 --------             --------             --------
Balance carried forward                                                          (188,260)            (218,234)              28,683

  The accompanying notes form an integral part of these financial statements.

                     SILICON MANUFACTURING PARTNERS PTE LTD
                            STATEMENTS OF CASH FLOWS
              FOR THE YEARS ENDED DECEMBER 31, 1999, 2000 AND 2001
                           IN THOUSANDS OF US DOLLARS

                                                   NOTE     1999        2000        2001
                                                   ----   --------    --------     ------
                                                              $           $          $
  Balance brought forward                                 (188,260)   (218,234)    28,683

FINANCING ACTIVITIES
  Issue of shares by the Company                            93,684      73,031          -
  Bank loan
  - drawn down                                             187,000     188,000          -
  - repayments                                             (82,266)          -          -
  Grant income received                                          -         252          -
                                                          --------    --------     ------
  CASH FLOWS GENERATED FROM FINANCING
   ACTIVITIES                                              198,418     261,283          -
                                                          --------    --------     ------
NET INCREASE IN CASH AND CASH EQUIVALENTS                   10,158      43,049     28,683

CASH AND CASH EQUIVALENTS AT BEGINNING
 OF YEAR                                                     1,034      11,183     54,460

EFFECT OF EXCHANGE RATE CHANGES ON BALANCES
 HELD IN FOREIGN CURRENCIES                                     (9)        228          -
                                                          --------    --------     ------
Cash and cash equivalents at end of year             9      11,183      54,460     83,143
                                                          ========    ========     ======

  The accompanying notes form an integral part of these financial statements.

                     SILICON MANUFACTURING PARTNERS PTE LTD
                        NOTES TO THE FINANCIAL STATEMENTS
                        DECEMBER 31, 1999, 2000 AND 2001
          IN THOUSANDS OF US DOLLARS (EXCEPT SHARE AND PER SHARE DATA)

These notes form an integral part of the financial statements.

The financial statements were authorized for issue by the directors on February 1, 2002.


1.   DOMICILE AND ACTIVITIES

     Silicon Manufacturing Partners Pte Ltd (the "Company") is incorporated in the Republic of Singapore with its registered office at 60 Woodlands Industrial Park Street 2, Singapore 738406.

     The principal activities of the Company are those relating to an independent foundry of semiconductor integrated circuits using its advanced production facilities and proprietary integrated circuit designs of its customers.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     (a)  STATEMENT OF COMPLIANCE

          The financial statements have been prepared in accordance with the Singapore Statements of Accounting Standard ("SAS") (including Interpretations of Statements of Accounting Standard) issued by the Institute of Certified Public Accountants of Singapore.


     (b)  BASIS OF PREPARATION

          The financial statements, which are expressed in United States dollars, are prepared on the historical cost convention.


     (c)  FOREIGN CURRENCIES TRANSLATION

          The Company considers its functional currency to be United States dollars. Monetary assets and liabilities in foreign currencies, except for foreign currency liabilities hedged by forward exchange contracts, are translated into United States dollars at rates of exchange approximate to those ruling at the balance sheet date. Foreign currency assets and liabilities hedged by forward exchange contracts are translated into United States dollars at the contracted forward exchange rates. Transactions in foreign currencies are translated at rates ruling on transaction dates. Translation differences are included in the profit and loss account.

                     SILICON MANUFACTURING PARTNERS PTE LTD
                        NOTES TO THE FINANCIAL STATEMENTS
                        DECEMBER 31, 1999, 2000 AND 2001
          IN THOUSANDS OF US DOLLARS (EXCEPT SHARE AND PER SHARE DATA)

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT'D)

     (d)  PROPERTY, PLANT AND EQUIPMENT

          (i)    OWNED ASSETS

                 Items of property, plant and equipment are stated at cost less accumulated depreciation and impairment losses.

                 Where an item of property, plant and equipment comprises major components having different useful lives, they are accounted for as separate items of property, plant and equipment.

          (ii)   SUBSEQUENT EXPENDITURE

                 Subsequent expenditure relating to property, plant and equipment that has already been recognised is added to the carrying amount of the asset when it is probable that future economic benefits, in excess of the originally assessed standard of performance of the existing asset, will flow to the Company. All other subsequent expenditure is recognised as an expense in the period in which it is incurred.

          (iii)  DISPOSAL

                 Gains or losses arising from the retirement or disposal of property, plant and equipment are determined as the difference between the estimated net disposal proceeds and the carrying amount of the asset and are recognised in the profit and loss account on the date of retirement or disposal.

          (iv)   DEPRECIATION

                 No depreciation is provided for property, plant and equipment under installations and construction. Depreciation is provided on a straight-line basis so as to write off the cost of other property, plant and equipment over their estimated useful lives as follows:

                 Equipment and machinery                    -    5 years
                 Mechanical and electrical installations    -    10 years
                 Office furniture, fittings and equipment   -    5 years
                 Computers                                  -    2 to 3 years

                 Interest incurred during the period of construction or acquisition of major items of property, plant and equipment is capitalised into cost of property, plant and equipment. Interest capitalised is based on the average cost of the Company's pooled borrowings.

                     SILICON MANUFACTURING PARTNERS PTE LTD
                        NOTES TO THE FINANCIAL STATEMENTS
                        DECEMBER 31, 1999, 2000 AND 2001
          IN THOUSANDS OF US DOLLARS (EXCEPT SHARE AND PER SHARE DATA)

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT'D)

     (e)  INTANGIBLE ASSETS

          (i)    COMPUTER SOFTWARE

                 Computer software, not forming an integral part of related hardware, acquired by the Company, is stated at cost less accumulated amortisation and impairment losses.

          (ii)   SUBSEQUENT EXPENDITURE

                 Subsequent expenditure on capitalised intangible assets is capitalised only when it increases the future economic benefits embodied in the specific asset to which it relates. All other expenditure is expensed as incurred.

          (iii)  AMORTISATION

                 Amortisation is charged to the profit and loss account on a straight-line basis over the estimated useful lives of 2 to 3 years of the computer software.


     (f)  DERIVATIVE FINANCIAL INSTRUMENTS

          The Company uses derivative financial instruments, such as interest rate swaps and forward foreign exchange contracts, to hedge its exposure to interest rate risks arising from operational, financing and investment activities. In accordance with its treasury policy, the Company does not hold or issue derivative financial instruments for trading purposes.

          Derivative financial instruments used for hedging purposes are accounted for on an equivalent basis to the underlying assets, liabilities or net positions. Any profit or loss arising is recognised on the same basis as that arising from the related assets, liabilities or positions.


     (g)  DEFERRED EXPENSES

          The deferred expenses represent the arrangement fees incurred for the long-term bank loan. The amount is amortised over the repayment term of the long-term bank loan.


     (h)  INVENTORIES

          Inventories are stated at the lower of cost and net realisable value. Cost is determined principally on a standard cost basis which approximates actual cost on the weighted average basis. For work-in-progress and manufactured inventories, cost consists of the cost of raw materials, direct labour and an appropriate proportion of production overheads.

                     SILICON MANUFACTURING PARTNERS PTE LTD
                        NOTES TO THE FINANCIAL STATEMENTS
                        DECEMBER 31, 1999, 2000 AND 2001
          IN THOUSANDS OF US DOLLARS (EXCEPT SHARE AND PER SHARE DATA)

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT'D)

     (h)  INVENTORIES (CONT'D)

          In arriving at the net realisable value, due allowance is made for all obsolete and slow-moving items.

          Net realisable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale.

          When inventories are sold, the carrying amount of those inventories is recognised as an expense in the period in which the related revenue is recognised. The amount of any allowance for write-down of inventories to net realisable value and all losses of inventories are recognised as an expense in the period the write-down or loss occurs. The amount of any reversal of any allowance for write-down of inventories, arising from an increase in net realisable value, is recognised as a reduction in the amount of inventories recognised as an expense in the period in which the reversal occurs.


     (i)  TRADE AND OTHER RECEIVABLES

          Trade and other receivables are stated at cost less allowance for doubtful receivables.


     (j)  AFFILIATED COMPANIES

          An affiliated company is defined as one, other than a related company, which has common direct or indirect shareholders or common directors with the Company.


     (k)  CASH AND CASH EQUIVALENTS

          Cash and cash equivalents comprise cash balances, bank deposits and highly liquid investments which are readily convertible to cash and which are subject to an insignificant risk of changes in value. For the purpose of the statement of cash flows, cash and cash equivalents are presented net of bank overdrafts which are repayable on demand and which form an integral part of the Company's cash management.


     (l)  IMPAIRMENT

          The carrying amounts of the Company's assets, other than inventories, are reviewed at each balance sheet date to determine whether there is any indication of impairment. If any such indication exists, the asset's recoverable amount is estimated. For intangible assets that are not yet available for use, the recoverable amount is estimated at each balance sheet date.

                     SILICON MANUFACTURING PARTNERS PTE LTD
                        NOTES TO THE FINANCIAL STATEMENTS
                        DECEMBER 31, 1999, 2000 AND 2001
          IN THOUSANDS OF US DOLLARS (EXCEPT SHARE AND PER SHARE DATA)

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT'D)

     (l)  IMPAIRMENT (CONT'D)

          An impairment loss is recognised whenever the carrying amount of an asset or its cash-generating unit exceeds its recoverable amount. Impairment losses are recognised in the profit and loss account.

          (i)  CALCULATION OF RECOVERABLE AMOUNT

               The recoverable amount is the greater of the asset's net selling price and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For an asset that does not generate cash inflows largely independent of those from other assets, the recoverable amount is determined for the cash-generating unit to which the asset belongs.

          (II) REVERSAL OF IMPAIRMENT LOSS

               An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset's carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortisation, if no impairment loss had been recognised.


     (m)  EMPLOYEE BENEFITS

          DEFINED CONTRIBUTION PLANS

          Contributions to defined contribution plans are recognised as an expense in the profit and loss account as incurred.


     (n)  PROVISIONS

          A provision is recognised in the balance sheet when the Company has a legal or constructive obligation as a result of a past event, and it is probable that an outflow of economic benefits will be required to settle the obligation. If the effect is material, provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability.

                     SILICON MANUFACTURING PARTNERS PTE LTD
                        NOTES TO THE FINANCIAL STATEMENTS
                        DECEMBER 31, 1999, 2000 AND 2001
          IN THOUSANDS OF US DOLLARS (EXCEPT SHARE AND PER SHARE DATA)

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT'D)

     (n)  PROVISIONS (CONT'D)

          WARRANTIES

          A provision for warranties is recognised when the underlying products or services are sold. The provision is based on historical experience and management's estimate of the level of future claims and accrues for specific items at the time their estimate is known and the amounts are determinable.

          Costs incurred are charged against the provision and any over or under provision is charged to the profit and loss account.


     (o)  DEFERRED TAXATION

          Deferred taxation is provided using the liability method in respect of the taxation effect arising from all material timing differences between the accounting and tax treatment of income and expenditure, which are expected with reasonable probability to crystallise in the foreseeable future.

          Deferred tax benefits are recognised in the financial statements only to the extent of any deferred tax liability or when such benefits are reasonably expected to be realisable in the near future.


     (p)  REVENUE RECOGNITION

          Provided it is probable that the economic benefits will flow to the Company and the revenue and costs, if applicable, can be measured reliably, revenue is recognised in the profit and loss account as follows:

          (i)    SALE OF GOODS

                 Revenue is recognised when significant risks and rewards of ownership have been transferred to the buyer. Revenue represents the invoiced value of goods and services supplied, excluding goods and services tax, less an allowance for returns. Revenue is recognised upon the shipment of goods.

          (ii)   ALLOCATED WAFER CAPACITY COST RECOVERY

                 Allocated wafer capacity cost recoveries are recognised in accordance with the terms under the assured supply and demand agreement between the shareholders. Such recoveries represent the unrecovered cost when the capacity allocated to the shareholders is not met.

          (iii)  INTEREST INCOME

                 Interest income from bank deposits and cash pool deposits with an affiliated company is accrued on a time-apportioned basis.

                     SILICON MANUFACTURING PARTNERS PTE LTD
                        NOTES TO THE FINANCIAL STATEMENTS
                        DECEMBER 31, 1999, 2000 AND 2001
          IN THOUSANDS OF US DOLLARS (EXCEPT SHARE AND PER SHARE DATA)

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT'D)

     (q)  OPERATING LEASES

          Where the Company has the use of assets under operating leases, payments made under the leases are recognised in the profit and loss account on a straight-line basis over the term of the lease. Lease incentives received are recognised in the profit and loss account as an integral part of the total lease payments made. Contingent rentals are charged to the profit and loss account in the accounting period in which they are incurred.


     (r)  FINANCE COST

          Finance costs are expensed in the profit and loss account in the period in which they are incurred, except to the extent that they are capitalized as being directly attributable to the acquisition, construction or production of an asset which necessarily takes a substantial period of time to get ready for its intended use or sale.


     (s)  GOVERNMENT GRANTS

          Income-related grants are credited to the profit and loss account in the year to which they relate.


3.   PROPERTY, PLANT AND EQUIPMENT

                                                            COST
                              ------------------------------------------------------------
                              AT BEGINNING                                       AT END OF
                              OF THE YEAR    ADDITIONS  TRANSFERS  DISPOSALS      THE YEAR
                              ------------   ---------  ---------  ---------     ---------
                                   $             $           $         $             $
1999
Equipment and machinery          11,317             -    236,310          -       247,627
Mechanical and electrical
 installations                    2,773             -          -          -         2,773
Office furniture, fittings
 and equipment                      832             -         29          -           861
Computers                           201             -      2,953          -         3,154
Assets under installation
 and construction               139,614       173,027   (239,292)         -        73,349
                                -------       -------   --------    -------       -------
                                154,737       173,027          -          -       327,764
                                =======       =======   ========    =======       =======

                     SILICON MANUFACTURING PARTNERS PTE LTD
                        NOTES TO THE FINANCIAL STATEMENTS
                        DECEMBER 31, 1999, 2000 AND 2001
          IN THOUSANDS OF US DOLLARS (EXCEPT SHARE AND PER SHARE DATA)

3.   PROPERTY, PLANT AND EQUIPMENT (CONT'D)

                                          ACCUMULATED DEPRECIATION
                             -------------------------------------------------
                             AT BEGINNING   CHARGE FOR               AT END OF
                             OF THE YEAR     THE YEAR    DISPOSALS    THE YEAR
                             ------------   ----------   ---------   ---------
                                   $            $            $           $
1999
Equipment and machinery            942        26,463            -     27,405
Mechanical and electrical
 installations                      92           277            -        369
Office furniture, fittings
 and equipment                      68           169            -        237
Computers                           32           729            -        761
                                 -----        ------       ------     ------
                                 1,134        27,638            -     28,772
                                 =====        ======       ======     ======

                                                                    COST
                                ------------------------------------------------------------------------------
                                AT BEGINNING                                                         AT END OF
                                OF THE YEAR       ADDITIONS       TRANSFERS         DISPOSALS         THE YEAR
                                ------------      ---------       ---------         ---------        ---------
                                      $               $                $               $                  $
2000
Equipment and machinery            247,627               -          304,215          (4,799)          547,043
Mechanical and electrical
 installations                       2,773               -                -               -             2,773
Office furniture, fittings
 and equipment                         861               -               43               -               904
Computers                            3,154               -              433               -             3,587
Assets under installation
 and construction                   73,349         357,392         (304,691)              -           126,050
                                   -------         -------         --------          ------           -------
                                   327,764         357,392                -          (4,799)          680,357
                                   =======         =======         ========          ======           =======

                                                     ACCUMULATED DEPRECIATION
                                   ------------------------------------------------------------
                                   AT BEGINNING     CHARGE FOR                        AT END OF
                                   OF THE YEAR       THE YEAR        DISPOSALS        THE YEAR
                                   ------------     ----------       ---------        ---------
                                        $               $                $                $
2000
Equipment and machinery               27,405          77,562          (2,030)          102,937
Mechanical and electrical
 installations                           369             277               -               646
Office furniture, fittings
 and equipment                           237             174               -               411
Computers                                761           1,125               -             1,886
                                      ------          ------          ------           -------
                                      28,772          79,138          (2,030)          105,880
                                      ======          ======          ======           =======

                     SILICON MANUFACTURING PARTNERS PTE LTD
                        NOTES TO THE FINANCIAL STATEMENTS
                        DECEMBER 31, 1999, 2000 AND 2001
          IN THOUSANDS OF US DOLLARS (EXCEPT SHARE AND PER SHARE DATA)

3.   PROPERTY, PLANT AND EQUIPMENT (CONT'D)

                                                                   COST
                                 ----------------------------------------------------------------------------
                                 AT BEGINNING                                                       AT END OF
                                 OF THE YEAR      ADDITIONS      TRANSFERS        DISPOSALS         THE YEAR
                                 ------------     ---------      ---------        ---------         ---------
                                      $              $               $                $                  $
2001
Equipment and machinery            547,043              -          165,795               -           712,838
Mechanical and electrical
 installations                       2,773              -                -               -             2,773
Office furniture, fittings
 and equipment                         904              -               71               -               975
Computers                            3,587              -              641             (29)            4,199
Assets under installation
 and construction                  126,050         68,315         (166,507)         (2,666)           25,192
                                   -------         ------         --------          ------           -------
                                   680,357         68,315                -          (2,695)          745,977
                                   =======         ======         ========          ======           =======

                                                         ACCUMULATED DEPRECIATION
                                     -------------------------------------------------------------
                                     AT BEGINNING     CHARGE FOR                         AT END OF
                                     OF THE YEAR       THE YEAR       DISPOSALS           THE YEAR
                                     ------------     ----------      ---------          ---------
                                          $               $               $                  $
2001
Equipment and machinery                102,937         127,223             -              230,160
Mechanical and electrical
 installations                             646             277             -                  923
Office furniture, fittings
 and equipment                             411             190             -                  601
Computers                                1,886           1,292           (23)               3,155
                                       -------         -------           ---              -------
                                       105,880         128,982           (23)             234,839
                                       =======         =======           ===              =======

                                   DEPRECIATION CHARGED                              CARRYING AMOUNT
                          --------------------------------------         ---------------------------------------
                           1999           2000            2001            1999            2000            2001
                          ------         ------          -------         -------         -------         -------
                             $              $               $               $               $               $
Equipment and
 machinery                26,463         77,562          127,223         220,222         444,106         482,678
Mechanical and
 electrical
 installations               277            277              277           2,404           2,127           1,850
Office furniture,
 fittings and
 equipment                   169            174              190             624             493             374
Computers                    729          1,125            1,292           2,393           1,701           1,044
Assets under
 installation
 and construction              -              -                -          73,349         126,050          25,192
                          ------         ------          -------         -------         -------         -------
                          27,638         79,138          128,982         298,992         574,477         511,138
                          ======         ======          =======         =======         =======         =======

                     SILICON MANUFACTURING PARTNERS PTE LTD
                        NOTES TO THE FINANCIAL STATEMENTS
                        DECEMBER 31, 1999, 2000 AND 2001
          IN THOUSANDS OF US DOLLARS (EXCEPT SHARE AND PER SHARE DATA)

3.   PROPERTY, PLANT AND EQUIPMENT (CONT'D)

     During the year, interest expenses of approximately $3,760 (2000: $8,122; 1999: $3,678) were capitalised in the cost of property, plant and equipment.


4.   INTANGIBLE ASSETS

                            1999          2000           2001
                            -----         -----         -----
                              $             $             $
COMPUTER SOFTWARE
COST

At January 1,               1,053         1,930         3,175
Additions                     877         1,245           457
                            -----         -----         -----
At December 31,             1,930         3,175         3,632
                            =====         =====         =====


AMORTISATION

At January 1,                   -           366         1,069
Charge for the year           366           703         1,325
                            -----         -----         -----
At December 31,               366         1,069         2,394
                            =====         =====         =====

                            1999          2000          2001
                            -----         -----         -----
                              $             $             $
CARRYING AMOUNT
December 31,                1,564         2,106         1,238
                            =====         =====         =====


5.   DEFERRED EXPENSES

                                               1999          2000          2001
                                               -----         -----         -----
                                                 $             $             $
Deferred finance cost                          6,048         6,048         6,048
  Less:
Amortisation for deferred finance cost
  At January 1,                                    -           336         1,344
  Charge for the year                            336         1,008         1,008
                                               -----         -----         -----
  Balance as at December 31,                     336         1,344         2,352
                                               -----         -----         -----
                                               5,712         4,704         3,696
                                               =====         =====         =====

                     SILICON MANUFACTURING PARTNERS PTE LTD
                        NOTES TO THE FINANCIAL STATEMENTS
                        DECEMBER 31, 1999, 2000 AND 2001
          IN THOUSANDS OF US DOLLARS (EXCEPT SHARE AND PER SHARE DATA)

6.   INVENTORIES

                                               1999              2000            2001
                                               -----            ------           -----
                                                 $                 $               $
Raw materials                                    501               800             565
Work-in-progress                               4,540            11,578           5,801
Consumable supplies and spares                   372               496             198
                                               -----            ------           -----
                                               5,413            12,874           6,564
  Less:
Allowance for inventories obsolescence
  At January 1,                                   26                18               -
  Allowance made/(written back)
   during the year                                (8)              (18)             38
                                               -----            ------           -----
  At December 31,                                 18                 -              38
                                               -----            ------           -----
                                               5,395            12,874           6,526
                                               =====            ======           =====


7.   AMOUNTS DUE FROM AND TO RELATED COMPANIES AND AFFILIATED COMPANIES

                                              1999            2000           2001
                                              -----          ------         ------
                                                $              $               $
Amount due from related companies and
 affiliated companies
  - affiliated company (non-trade)                -              40              -
  - affiliated company (trade)                    -              33          2,816
  - minority shareholder (trade)                  -           4,379         28,358
  - related company (trade)                       -             643          4,806
  - related company (non-trade)                   -             751              -
  - immediate holding company
     (trade)                                  3,537          21,288         35,200
                                              -----          ------         ------
                                              3,537          27,134         71,180
                                              =====          ======         ======
Amount due to related companies and
 affiliated companies
  - affiliated company (non-trade)            1,994              25              -
  - affiliated company (trade)                   33               -             44
  - related companies (trade)                     -             771             79
  - related company (non-trade)                   -               -            708
  - minority shareholder
     (mainly non-trade)                       1,032          19,057         13,321
  - immediate holding company
     (non-trade)                                  -               2              1
                                              -----          ------         ------
                                              3,059          19,855         14,153
                                              =====          ======         ======

                     SILICON MANUFACTURING PARTNERS PTE LTD
                        NOTES TO THE FINANCIAL STATEMENTS
                        DECEMBER 31, 1999, 2000 AND 2001
          IN THOUSANDS OF US DOLLARS (EXCEPT SHARE AND PER SHARE DATA)

7.   AMOUNTS DUE FROM AND TO RELATED COMPANIES AND AFFILIATED COMPANIES (CONT'D)

     The above non-trade amounts due from and to related companies and affiliated companies are unsecured and interest-free.

     At December 31, 2001, the immediate holding company is Agere Systems Singapore Pte. Ltd. (formerly known as Lucent Technologies Microelectronics Pte Ltd) and the ultimate holding company is Lucent Technologies Inc.


8.   OTHER RECEIVABLES, DEPOSITS AND PREPAYMENTS

                                1999          2000          2001
                                -----         -----         -----
                                  $             $             $
Deposits                          161           180           123
Prepayments                     2,669         2,952         3,054
Staff loan and advances           186           116            35
Grant receivable                  238             -             -
Goods and services tax          1,094           299             -
Other receivables                  21            86            79
                                -----         -----         -----
                                4,369         3,633         3,291
                                =====         =====         =====


9.   CASH AND CASH EQUIVALENTS

                                               1999           2000           2001
                                              ------         ------         ------
                                                $               $             $
Cash at bank and in hand                      11,183         19,397         16,006
Cash pool deposits with an affiliated
 company                                           -         35,063         67,137
                                              ------         ------         ------
Cash and cash equivalents                     11,183         54,460         83,143
                                              ======         ======         ======


10.  OTHER PAYABLES AND ACCRUALS

                                            NOTE             1999           2000           2001
                                            ----            ------         ------         ------
                                                               $              $              $
Payables for purchase of property,
 plant and equipment                                        32,806         48,156          9,310
Accrued operating expenses                                  14,923         19,689         13,215
Provision for warranty                       11              1,368          8,721          1,907
Liability for short-term accumulated
 compensated absences                                          354            452              -
Other payables                                                 145             49          1,566
                                                            ------         ------         ------
                                                            49,596         77,067         25,998
                                                            ======         ======         ======

                     SILICON MANUFACTURING PARTNERS PTE LTD
                        NOTES TO THE FINANCIAL STATEMENTS
                        DECEMBER 31, 1999, 2000 AND 2001
          IN THOUSANDS OF US DOLLARS (EXCEPT SHARE AND PER SHARE DATA)

11.  PROVISION FOR WARRANTY

                                           NOTE             1999             2000            2001
                                           ----             -----           ------          ------
                                                              $                $               $
At January 1,                                                   -            1,368           8,721
Provision made/(written back)
 during the year                                            1,480           12,602          (1,233)
Provision utilised during the year                           (112)          (5,249)         (5,581)
                                                            -----           ------          ------
At December 31,                             10              1,368            8,721           1,907
                                                            =====           ======          ======


     The provision is made based on historical experience and management's estimate of the level of future claims. The Company expects to incur the liability within one year.


12.  BANK LOAN

     The bank loan, which consists of $300,000 (2000: $300,000 and 1999:
     $187,000) from Tranche A and $75,000 (2000: $75,000 and 1999: $Nil) from
     Tranche B, is secured by a debenture, giving the holder thereof a first floating charge on all of the Company's assets.

     Tranche A bears interest at a margin rate of 1% to 1.35% above London inter-bank offering rates (depending on the debt to equity ratio) and is repayable over seven equal semi-annual instalments commencing on March 17, 2002.

     Tranche B bears interest at a margin rate of 1% to 1.45% above London inter-bank offering rates (depending on the debt equity ratio) and is repayable over seven equal semi-annual instalments commencing on December 3, 2002.

                                1999            2000             2001
                               -------         -------         -------
                                  $               $               $
Repayable as follows:
  Due within 12 months               -               -          96,429
  Due after 12 months          187,000         375,000         278,571
                               -------         -------         -------
                               187,000         375,000         375,000
                               =======         =======         =======

                     SILICON MANUFACTURING PARTNERS PTE LTD
                        NOTES TO THE FINANCIAL STATEMENTS
                        DECEMBER 31, 1999, 2000 AND 2001
          IN THOUSANDS OF US DOLLARS (EXCEPT SHARE AND PER SHARE DATA)

13.  SHARE CAPITAL

                                                 1999                              2000                           2001
                                             NO. OF SHARES                     NO. OF SHARES                  NO. OF SHARES
                                       --------------------------        -------------------------      -------------------------
                                        '000                $             '000               $           '000              $
Authorised:-
490,000,000 (2000 and
 1999: 490,000,000)
 "A" ordinary shares of
 S$1 (2000 and
 1999: S$1) each                       490,000          S$490,000        490,000         S$490,000      490,000         S$490,000
                                       =======          =========        =======         =========      =======         =========

510,000,000 (2000 and
 1999: 510,000,000)
 "B" ordinary shares of
 S$1 (2000 and
 1999: S$1) each                       510,000          S$510,000        510,000         S$510,000      510,000         S$510,000
                                       =======          =========        =======         =========      =======         =========
Issued and fully paid:-

"A" ordinary shares of S$1
 (2000 and 1999: S$1) each

  At January 1,                         68,600             41,980        147,000            87,885      208,250           123,670
  Shares issued
   during the year                      78,400             45,905         61,250            35,785            -                 -
                                       -------          ---------        -------         ---------      -------         ---------
  At December 31,                      147,000             87,885        208,250           123,670      208,250           123,670
                                       -------          ---------        -------         ---------      -------         ---------

"B" ordinary shares of
 S$1 (2000 and 1999: S$1) each

  At January 1,                         71,400             43,694        153,000            91,473      216,750           128,719
  Shares issued
   during the year                      81,600             47,779         63,750            37,246            -                 -
                                       -------          ---------        -------         ---------      -------         ---------
  At December 31,                      153,000             91,473        216,750           128,719      216,750           128,719
                                       -------          ---------        -------         ---------      -------         ---------
                                                         $179,358                         $252,389                       $252,389
                                                        =========                        =========                      =========

     The "A" and "B" ordinary shares rank pari passu in all respects, except that the rates of dividend may differ. All shares issues have been made at par for cash considerations.

                     SILICON MANUFACTURING PARTNERS PTE LTD
                        NOTES TO THE FINANCIAL STATEMENTS
                        DECEMBER 31, 1999, 2000 AND 2001
          IN THOUSANDS OF US DOLLARS (EXCEPT SHARE AND PER SHARE DATA)

14.  SHAREHOLDERS' AGREEMENTS

     Under the strategic alliance agreement with the two shareholders of the Company, the shareholders do not share the Company's net results in the same ratio as the equity holding. Instead, each shareholder is entitled to the gross profits from sales to the customers that it directs to the Company after deducting its share of the overhead costs of the Company.

     Under the assured supply and demand agreement that both the shareholders signed with the Company, the shareholders are billed with effect from January 1, 2001 for allocated wafer capacity if the wafers started for them are less than their allocated capacity. Such amounts represent the unrecovered cost to the Company when the allocated capacity is not taken up by one, or both, of the shareholders.


15.  OTHER OPERATING INCOME

                                                NOTE           1999            2000             2001
                                                ----          -----           -----           -------
                                                                $               $                $
Allocated wafer capacity cost
 recovery                                       14,19             -               -           112,413
Interest income
- banks                                                         305             301               214
- affiliated company                                              -           1,171             1,630
Exchange gain                                                 1,281             425             2,341
Gain/(loss) on disposal of fixed assets                           -             367                (6)
Others                                                          533              (6)              234
                                                              -----           -----           -------
                                                              2,119           2,258           116,826
                                                              =====           =====           =======


16.  PROFIT FROM OPERATIONS

                                                 NOTE        1999           2000           2001
                                                 ----       ------         ------         -------
                                                              $              $               $
Profit from operations is arrived at:

AFTER CHARGING:

Allowance for inventory obsolescence
 made                                             6              -              -              38
Amortisation of deferred asset                    5            336          1,008           1,008
Amortisation of intangible assets                 4            366            703           1,325
Depreciation of property, plant and
 equipment                                        3         27,638         79,138         128,982
Pre-operating expenses#                                     11,972              -               -
Interest expense - banks                                     4,290         14,677          28,277
Staff costs*                                                14,938         25,500          18,139

                     SILICON MANUFACTURING PARTNERS PTE LTD
                        NOTES TO THE FINANCIAL STATEMENTS
                        DECEMBER 31, 1999, 2000 AND 2001
          IN THOUSANDS OF US DOLLARS (EXCEPT SHARE AND PER SHARE DATA)

16.  PROFIT FROM OPERATIONS (CONT'D)

                                            NOTE      1999      2000       2001
                                            ----      ----      ----       ----
                                                       $          $          $
AND CREDITING:

Allowance for inventory obsolescence
 written back                                6           8        18          -
                                                      ====      ====       ====

------------
# Pre-operating expenses include $Nil (2000: $Nil and 1999: $3,830) relating to staff costs and depreciation of property, plant and equipment.

* Staff cost includes $1,019 (2000: $762 and 1999: $443) relating to contributions to the Central Provident Fund, a Singapore Government defined contribution employee benefit plan.

                                            1999           2000            2001
                                            ----           ----            ----
Number of employees as at December 31,       429            758             662
                                            ====           ====            ====


17.  FINANCE COSTS

                                              1999             2000             2001
                                             ------           ------           ------
                                                $               $                $
Interest paid and payable to banks            7,968           22,799           32,037
Other finance costs paid and payable
 to banks                                       760            1,612            1,305
                                             ------           ------           ------
Total borrowing costs                         8,728           24,411           33,342
  Less:
Borrowing costs capitalised into
 property, plant and equipment               (3,678)          (8,122)          (3,760)
                                             ------           ------           ------
                                              5,050           16,289           29,582
                                             ======           ======           ======


18.  TAXATION

                                        1999       2000         2001
                                        ----       ----         ----
                                         $           $            $
Current taxation:
- based on results for the year          77         377          352
- overprovision in prior years            -           -          (26)
                                        ---         ---          ---
                                         77         377          326
                                        ===         ===          ===

                     SILICON MANUFACTURING PARTNERS PTE LTD
                        NOTES TO THE FINANCIAL STATEMENTS
                        DECEMBER 31, 1999, 2000 AND 2001
          IN THOUSANDS OF US DOLLARS (EXCEPT SHARE AND PER SHARE DATA)

18.  TAXATION (CONT'D)

     The Company has been granted pioneer status for a period of ten years under the Singapore Economic Expansion Incentives (Relief from Income Tax) Act, Chapter 86 ("the Act"), for the manufacture of integrated circuits using sub-micron technology effective from May 1, 2000. During the pioneer status period, income from pioneer trade is exempt from income tax, subject to compliance with the conditions stated in the pioneer certificate and the Act.

     The income tax expense of the Company is for income tax payable on income derived from non-pioneer activities, principally interest income.


19.  SIGNIFICANT RELATED PARTY TRANSACTIONS

     IDENTITY OF RELATED PARTIES

     For the purpose of these financial statements, parties are considered to be related to the Company if the Company has the ability, directly or indirectly, to control the party or exercise significant influence over the party in making financial and operating decisions, or vice versa, or where the Company and the party are subject to common control or common significant influence. Related parties may be individuals or other entities.


     RELATED PARTY TRANSACTIONS

     During the financial year, there were the following significant transactions with related parties on terms agreed between the parties:-

                                            1999           2000             2001
                                           ------         -------         -------
                                             $               $               $
IMMEDIATE HOLDING COMPANY
  Recharge of employee expenses to
   Company                                      -              28               1
  Sale of processed wafers                 11,851         121,311         166,446
  Allocated wafer capacity cost
   recovery                                     -               -          22,452

RELATED COMPANIES
  Recharge of employee expenses to
   Company                                  2,456           2,846             708
  Recharge of other expenses to
   Company                                    817               -              87
  Sale of processed wafers                      3           4,977          10,990
  Purchase of wafers                            -               -           3,812

MINORITY SHAREHOLDER
  Purchase of property, plant and
   equipment                                    -          22,081          15,582
  Payment of rental expense                12,943          13,101          14,804
  Recharge of employee related
   expenses to Company                        613           3,566           4,110
  Recharge of other expenses to
   Company                                 13,641          22,943          23,503
  Sale of processed wafers                  6,641          10,615          10,601
  Allocated wafer capacity cost
   recovery                                     -               -          89,961

                     SILICON MANUFACTURING PARTNERS PTE LTD
                        NOTES TO THE FINANCIAL STATEMENTS
                        DECEMBER 31, 1999, 2000 AND 2001
          IN THOUSANDS OF US DOLLARS (EXCEPT SHARE AND PER SHARE DATA)

19.  SIGNIFICANT RELATED PARTY TRANSACTIONS (CONT'D)

                                        1999           2000           2001
                                        -----         ------         -----
                                          $              $             $
AFFILIATED COMPANIES
Purchase of property, plant and
 equipment                              1,864         10,066         1,756
Payment of car park rental                  -             99            96
Payment of freight charges                  -             30             -
Sale of processed wafers                    -             82             -
Sale of property, plant and
 equipment                                  -              -         2,661
Interest income                             -          1,171         1,630
                                        =====         ======         =====


20.  COMMITMENTS

     (a)  CAPITAL COMMITMENTS

                                           1999            2000             2001
                                          -------         -------         -------
                                             $               $                $
Contracted but not provided for           236,577          33,163          15,026
Amounts approved by the
 directors but not contracted for         255,476         254,493         210,313
                                          =======         =======         =======


     (b)  OPERATING LEASE COMMITMENTS

          The Company leases its fab from its minority shareholder, under a long-term lease agreement which expires in 2008. At December 31, the Company had commitments for future minimum lease payments under the non-cancellable operating leases as follows:

                                         1999            2000             2001
                                        -------         -------         ------
                                           $               $               $
Payable:
Within 1 year                            12,561          15,678         15,052
After 1 year but within 5 years          48,284          60,678         58,310
After 5 years                            41,912          33,957         18,180
                                        -------         -------         ------
                                        102,757         110,313         91,542
                                        =======         =======         ======

                     SILICON MANUFACTURING PARTNERS PTE LTD
                        NOTES TO THE FINANCIAL STATEMENTS
                        DECEMBER 31, 1999, 2000 AND 2001
          IN THOUSANDS OF US DOLLARS (EXCEPT SHARE AND PER SHARE DATA)

21.  FINANCIAL INSTRUMENTS

     The Company adopted SAS 32 "Financial Instruments: Disclosure and Presentation" with effect from January 1, 2001.

     The Company has only limited involvement with derivative financial instruments and does not use them for trading purposes. The Company uses derivative financial instruments principally to manage identified interest rate risks resulting from its floating rate loan and, to a lesser extent, its foreign currency purchase commitments which are principally denominated in Japanese yen. While these are subject to the risk of market rates changing subsequent to acquisition, such changes are generally offset by opposite effects on the items being hedged. The Company's accounting policies in relation to the derivative financial instruments are set out in note 2(f).

     By using derivative instruments to hedge exposures to changes in interest rates and foreign currency rates, the Company exposes itself to credit risk and market risk.

     (a)  CREDIT RISK

          Credit risk is the failure of the counterparty to perform under the terms of the derivative contracts. The Company does not obtain collateral or other security to support financial instruments subject to credit risk but monitors the credit standing of counterparties. Investments and transactions involving derivative financial instruments are allowed only with counterparties that are of high credit quality. As such, the Company does not expect any counterparty to fail to meet their obligations under the contracts.

     (b)  MARKET RISK

          Market risk is the adverse effect on the value of a financial instrument that results from a change in interest rates or currency exchange rates. The Company uses interest rate swaps to redenominate its floating rate interest obligations of its loan to fixed rate interest obligations. The swaps mature over the next four years and have interest rates from 7.80% to 8.49%.

     (c)  FOREIGN CURRENCY RISK

          The Company incurs foreign currency risk on purchases that are denominated in a currency other than US dollars. The currencies giving rise to this risk are primarily Singapore dollars and Japanese yen.

          The Company ensures that the net exposure is kept to an acceptable level by buying forward exchange contracts. The Company only enters into forward exchange contracts with maturities of less than one year.

                     SILICON MANUFACTURING PARTNERS PTE LTD
                        NOTES TO THE FINANCIAL STATEMENTS
                        DECEMBER 31, 1999, 2000 AND 2001
          IN THOUSANDS OF US DOLLARS (EXCEPT SHARE AND PER SHARE DATA)

21.  FINANCIAL INSTRUMENTS (CONT'D)

     (d)  EFFECTIVE INTEREST RATES AND REPRICING ANALYSIS

          In respect of interest-earning financial assets and interest bearing financial liabilities, the following table indicates their effective interest rates at the balance sheet date and the periods in which they reprice:-

                                       EFFECTIVE
                                        INTEREST                             WITHIN            1 TO 5       AFTER 5
                             NOTE         RATE             TOTAL             1 YEAR            YEARS         YEARS
                             ----      ---------          --------          --------          --------      -------
                                           %                 $                 $                 $             $
2001
FINANCIAL ASSETS

Cash and cash
 equivalents                   9          1.68%             83,143            83,143                 -          -
                                                          ========          ========          ========       ====
FINANCIAL LIABILITIES

Secured US$
 floating rate
 bank loan                    12          3.14%           (375,000)         (375,000)                -          -

Effect of interest
 rate swaps                               4.82%                  -           375,000          (375,000)         -
                                                          --------          --------          --------       ----
                                                          (375,000)                -          (375,000)         -
                                                          ========          ========          ========       ====


     (e)  FAIR VALUES

          (i)  RECOGNISED FINANCIAL INSTRUMENTS

               The aggregate net fair values of financial assets and liabilities which are not carried at fair value in the balance sheet as at December 31, are represented in the following table:-

                                                      2001
                                            --------------------------
                                            CARRYING            FAIR
                                             AMOUNT             VALUE
                                            --------          --------
                                                $                 $
FINANCIAL LIABILITIES
Secured US$ floating rate bank loan         (375,000)         (375,000)
                                            ========          ========
Unrecognised (loss)/gain                                             -
                                                              ========

                     SILICON MANUFACTURING PARTNERS PTE LTD
                        NOTES TO THE FINANCIAL STATEMENTS
                        DECEMBER 31, 1999, 2000 AND 2001
          IN THOUSANDS OF US DOLLARS (EXCEPT SHARE AND PER SHARE DATA)

21.  FINANCIAL INSTRUMENTS (CONT'D)

          (ii) CASH AND CASH EQUIVALENTS, AMOUNT DUE FROM AND TO RELATED COMPANIES AND AFFILIATED COMPANIES, ACCOUNTS RECEIVABLES AND ACCOUNTS PAYABLE

                 The carrying amounts approximate fair value in view of the short-term nature of these balances.

          (iii)  BANK LOAN

                 The fair value is based on current interest rates available to the Company for issuance of debts of similar terms and remaining maturities.

          (iv)   UNRECOGNISED FINANCIAL INSTRUMENTS

                 The valuation of financial instruments not recognised in the balance sheet reflects amounts which the Company expects to pay or receive to terminate the contracts or replace the contracts at their current market rates at the balance sheet date.

                 The notional amount and net fair value of financial instruments not recognised in the balance sheet as at December 31, are:-

                                                     2001
                                           -------------------------
                                           NOTIONAL           FAIR
                                            AMOUNT            VALUE
                                           --------          -------
                                              $                 $
Interest rate swap agreements              (445,000)         (25,984)
Forward foreign exchange contracts                -                -
                                           ========          =======


22.  RECONCILIATION FROM SAS TO US GAAP

     The Company's financial statements are prepared in accordance with SAS which differs in certain respects from US GAAP. The effect of such differences on net profit/(loss) and shareholders' equity is summarized below.

     ACCOUNTING FOR DERIVATIVE FINANCIAL INSTRUMENTS

     Under SAS, there are no established principles for recognizing and measuring derivative financial instruments. Consequently, the Company only recognizes the accounting effect of derivative financial instruments as, and to the extent, the derivative financial instruments have an effect on the Company's cash flows.

                     SILICON MANUFACTURING PARTNERS PTE LTD
                        NOTES TO THE FINANCIAL STATEMENTS
                        DECEMBER 31, 1999, 2000 AND 2001
          IN THOUSANDS OF US DOLLARS (EXCEPT SHARE AND PER SHARE DATA)

22.  RECONCILIATION FROM SAS TO US GAAP (CONT'D)

     Under US GAAP (through December 31, 2000), gains and losses on hedges of existing assets or liabilities are included in the carrying amounts of those assets or liabilities and are ultimately recognized in income as part of those carrying amounts. Gains and losses related to qualifying hedges of firm commitments are deferred and are recognized in income or as adjustments of carrying amounts when the hedged transaction occurs. Any derivative contracts held or issued that do not meet the requirements of a hedge are recorded at fair value in the balance sheet and any changes in that fair value recognized in income.

     Effective January 1, 2001, SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities", as amended, became effective for the Company for US GAAP purposes. All derivatives are recognized on the balance sheet at their fair value in other assets or other liabilities. On the date the derivative contract is entered into, the Company designates the derivative as either a hedge of the fair value of a recognized asset or liability or of an unrecognized firm commitment ("fair-value" hedge), a hedge of a forecasted transaction or of the variability of cashflows to be received or paid related to a recognized asset or liability ("cash-flow" hedge), or a foreign-currency fair-value or cash-flow hedge ("foreign-currency" hedge). The Company formally documents all relationships between hedging instruments and hedged items, as well as its risk-management objective and strategy for undertaking various hedge transactions. This process includes linking all derivatives that are designated as fair-value, cash-flow, or foreign-currency hedges to specific assets and liabilities on the balance sheet or to specific firm commitments or forecasted transactions. The Company also formally assesses, both at the hedge's inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items.

     Changes in the fair value of a derivative that is highly effective and that is designated and qualifies as a fair-value hedge, along with the loss or gain on the hedged asset or liability or unrecognized firm commitment of the hedged item that is attributable to the hedged risk are recorded in earnings. Changes in the fair value of a derivative that is highly effective and that is designated and qualifies as a cash-flow hedge are recorded in other comprehensive income, until earnings are affected by the variability in cash flows of the designated hedged item. Changes in the fair value of derivatives that are highly effective as hedges and that are designated and qualify as foreign-currency hedges are recorded in either earnings or other comprehensive income, depending on whether the hedge transaction is a fair-value hedge or a cash-flow hedge. Changes in the fair value of derivative instruments that are not designated as part of a hedging relationship are reported in current period earnings.

                     SILICON MANUFACTURING PARTNERS PTE LTD
                        NOTES TO THE FINANCIAL STATEMENTS
                        DECEMBER 31, 1999, 2000 AND 2001
          IN THOUSANDS OF US DOLLARS (EXCEPT SHARE AND PER SHARE DATA)

22.  RECONCILIATION FROM SAS TO US GAAP (CONT'D)

     The Company discontinues hedge accounting prospectively when it is determined that the derivative is no longer effective in offsetting changes in the fair value or cash flows of the hedged item, the derivative expires or is sold, terminated, or exercised, the derivative is dedesignated as a hedging instrument, because it is unlikely that a forecasted transaction will occur, a hedged firm commitment no longer meets the definition of a firm commitment, or management determines that designation of the derivative as a hedging instrument is no longer appropriate.

     When hedge accounting is discontinued because it is determined that the derivative no longer qualifies as an effective fair-value hedge, the Company continues to carry the derivative on the balance sheet at its fair value, and no longer adjusts the hedged asset or liability for changes in fair value. The adjustment of the carrying amount of the hedged asset or liability is accounted for in the same manner as other components of the carrying amount of that asset or liability.

     When hedge accounting is discontinued because the hedged item no longer meets the definition of a firm commitment, the Company continues to carry the derivative on the balance sheet at its fair value, removes any asset or liability that was recorded pursuant to recognition of the firm commitment from the balance sheet and recognizes any gain or loss in earnings. When hedge accounting is discontinued because it is probable that a forecasted transaction will not occur, the Company continues to carry the derivative on the balance sheet at its fair value, and gains and losses that were accumulated in other comprehensive income are recognized immediately in earnings. In all other situations in which hedge accounting is discontinued, the Company continues to carry the derivative at its fair value on the balance sheet, and recognizes any changes in its fair value in earnings.

                                                  1999             2000            2001
                                                 -------          ------         -------
                                                    $               $                $
Net profit/(loss) in accordance with SAS         (46,580)         35,127          53,793
  Adjustment:
    Fair value adjustment for
     ineffective hedge element
     of an interest rate swap                          -               -          (5,005)
                                                 -------          ------         -------
Net profit/(loss) in accordance
 with US GAAP                                    (46,580)         35,127          48,788
                                                 =======          ======         =======

Other comprehensive income/(loss)
 in accordance with SAS                                -               -               -
  Adjustment:
    Fair value adjustment for
     effective hedge element
     of an interest rate swap                          -               -         (20,979)
                                                 -------          ------         -------
Other comprehensive income/(loss)
 in accordance with US GAAP                            -               -         (20,979)
                                                 =======          ======         =======

                     SILICON MANUFACTURING PARTNERS PTE LTD
                        NOTES TO THE FINANCIAL STATEMENTS
                        DECEMBER 31, 1999, 2000 AND 2001
          IN THOUSANDS OF US DOLLARS (EXCEPT SHARE AND PER SHARE DATA)

22.  RECONCILIATION FROM SAS TO US GAAP (CONT'D)

                                               1999             2000           2001
                                              -------         -------         -------
                                                $                $               $
Shareholders' equity in accordance
 with SAS                                     101,230         209,388         263,181
  Adjustment:
    Fair value adjustment
     related to an interest rate swap               -               -         (25,984)
                                              -------         -------         -------
Shareholders' equity in accordance
 with US GAAP                                 101,230         209,388         237,197
                                              =======         =======         =======

Accumulated other comprehensive
 income/(loss) in accordance with SAS               -               -               -
Adjustment:
  Fair value adjustment for
   effective hedge element
   of an interest rate swap                         -               -         (20,979)
                                              -------         -------         -------
Other comprehensive income/(loss)
 in accordance with US GAAP                         -               -         (20,979)
                                              =======         =======         =======