Form 20-F
period 2002-12-31
CHARTERED SEMICONDUCTOR MANUFACTURING LTD
filed 2003-03-13
CIK 1095270

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

                                       OR

[X] Annual Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. For the fiscal year ended December 31, 2002

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


           Securities registered pursuant to Section 12(g)of the Act:
                           American Depositary Shares,
      each represented by ten Ordinary Shares, par value S$0.26 per share.
                                (Title of class)

                    Securities for which there is a reporting
                obligation pursuant to Section 15(d) of the Act:
                                 Not Applicable

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report. 2,497,178,816 Ordinary Shares as of February 28, 2003.

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

         Item 17 [ ]          Item 18 [X]
================================================================================

                                TABLE OF CONTENTS


Certain Definitions and Conventions
Presentation of Certain Financial Information

PART I                                                                                            4
  Item 1.   Identity Of Directors, Senior Management And Advisers                                 4
  Item 2.   Offer Statistics And Expected Timetable                                               4
  Item 3.   Key Information                                                                       4
  Item 4.   Information On Our Company                                                           21
  Item 5.   Operating And Financial Review And Prospects                                         38
  Item 6.   Directors, Senior Management And Employees                                           51
  Item 7.   Major Shareholders And Related Party Transactions                                    63
  Item 8.   Financial Information                                                                66
  Item 9.   The Offer And Listing                                                                66
  Item 10.  Additional Information                                                               68
  Item 11.  Quantitive And Qualitative Disclosures About Market Risk                             82
  Item 12.  Description Of Securities Other Than Equity Securities                               85

PART II                                                                                          85
  Item 13.  Defaults, Dividend Arrearages And Delinquencies                                      85
  Item 14.  Material Modifications To The Rights Of Security Holders And Use Of Proceeds         85
  Item 15.  Controls and Procedures                                                              85
  Item 16   (not applicable)                                                                     85

PART IV                                                                                          85
  Item 17.  Financial Statements                                                                 85
  Item 18.  Financial Statements                                                                 86
  Item 19.  Exhibits                                                                             86

  SIGNATURES

  Financial Statements                                                                          F-1

                       CERTAIN DEFINITIONS AND CONVENTIONS

     Unless otherwise specified, when we refer to "Singapore dollars" and "S$," we are referring to Singapore dollars, the legal currency of Singapore. When we refer to "U.S. dollars," "dollars," "$" and "US$," we are referring to United States dollars, the legal currency of the United States or U.S.


                  PRESENTATION OF CERTAIN FINANCIAL INFORMATION

     Our financial statements are reported in U.S. dollars and presented in accordance with U.S. generally accepted accounting principles, or U.S. GAAP. Our financial statements include the audited financial statements of our equity-method joint venture company, Silicon Manufacturing Partners Pte. Ltd., or SMP. In this document, any discrepancies in any table between totals and the sums of the amounts listed are due to rounding.

     Our shares are listed on both the Nasdaq National Market under the symbol "CHRT" and the Singapore Exchange Securities Trading Limited under the symbol "Chartered".

     For the convenience of the reader, this document contains translations of certain Singapore dollar amounts into U.S. dollars as at December 31, 2002, at an exchange rate of S$1.7429 = US$1.00. No representation is made that the Singapore dollar or U.S. dollar amounts shown in this document could have been or could be converted at such rate or at any other rate.

     The share and per share data and ADS and per ADS data in this document reflect a retroactive adjustment to give effect to our 8-for-10 rights offering which we completed in October 2002 (the "October 2002 Rights Offering"). Please see "Item 10. Additional Information - Rights Offering" for additional information.

     Certain reclassifications have been made in prior years' financial statements to conform to classifications used in the current year.

                                     PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

     Not applicable.


ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

     Not applicable.


ITEM 3. KEY INFORMATION


SELECTED FINANCIAL DATA

     You should read the following selected financial data in conjunction with our consolidated financial statements and related notes and "Item 5. Operating and Financial Review and Prospects" included elsewhere in this document. The selected consolidated financial data as of December 31, 1998, 1999 and 2000 and for the years ended December 31, 1998 and 1999 are derived from our audited consolidated financial statements. However, we have not included our audited consolidated financial statements for those periods in this document. The selected consolidated financial data as of December 31, 2001 and 2002 and for each of the years in the three year period ended December 31, 2002 are derived from our audited consolidated financial statements included elsewhere in this document which have been audited by KPMG, independent accountants. Our consolidated financial statements are prepared in accordance with U.S. GAAP.

                                                                Year Ended December 31,
                                         ----------------------------------------------------------------------
                                          1998(1)        1999(2)        2000           2001             2002
                                         ---------     ----------     ----------     ----------      ----------
                                                   (in thousands, except per share data and ratios)

CONSOLIDATED STATEMENT OF
 OPERATIONS DATA:
Net revenue                              $ 422,622     $  694,258     $1,134,104     $  462,656      $  449,241
Cost of revenue                            439,668        527,023        749,582        665,261         628,726
                                         ---------     ----------     ----------     ----------      ----------
Gross profit (loss)                        (17,046)       167,235        384,522       (202,605)       (179,485)
                                         ---------     ----------     ----------     ----------      ----------
Operating expenses:
  Research and development                  48,531         63,172         74,876         82,897          95,285
  Fab start-up costs                         1,455          8,442         27,481         13,329           8,338
  Sales and marketing                       26,760         30,081         35,019         38,659          41,182
  General and administrative                37,389         44,619         78,788         41,908          43,356
  Stock-based compensation                  (2,780)        20,094          2,778            763            (253)
  Costs incurred on termination of
   development program                      31,776(3)       6,500(4)           -              -               -
  Other operating expenses                       -              -         11,570(5)           -          10,025(6)
                                         ---------     ----------     ----------     ----------      ----------
      Total operating expenses             143,131        172,908        230,512        177,556         197,933
                                         ---------     ----------     ----------     ----------      ----------
Operating income (loss)                   (160,177)        (5,673)       154,010       (380,161)       (377,418)

Other income (expense):
  Equity in loss of CSP                     (5,577)        (9,528)             -              -               -
  Equity in income (loss) of SMP           (14,857)       (23,282)         7,588        (92,683)        (84,846)
  Other income                               4,680          5,739         12,926         19,718          23,632
  Interest income                            1,690          6,733         54,546         46,225          16,637
  Interest expense                         (20,137)       (17,822)       (17,561)       (39,652)        (41,661)
  Exchange gain (loss)                       5,237          5,862          8,414          4,216          (1,966)
                                         ---------     ----------     ----------     ----------      ----------
Income (loss) before income taxes         (189,141)       (37,971)       219,923       (442,337)       (465,622)
Income tax expense                            (865)        (2,131)       (18,704)       (14,244)         (7,029)
                                         ---------     ----------     ----------     ----------      ----------
Income (loss) before minority interest    (190,006)       (40,102)       201,219       (456,581)       (472,651)
Minority interest in loss of CSP                 -          7,483         43,547         72,629          55,563
                                         ---------     ----------     ----------     ----------      ----------
Net income (loss)                        $(190,006)    $  (32,619)    $  244,766     $ (383,952)     $ (417,088)
                                         =========     ==========     ==========     ==========      ==========

                                                                Year Ended December 31,
                                          ---------------------------------------------------------------------
                                          1998(1)        1999(2)         2000           2001            2002
                                          --------     ----------     ----------     ----------      ----------
                                                   (in thousands, except per share data and ratios)
Net income (loss) per ordinary share:
  Basic                                   $  (0.21)    $    (0.03)    $     0.16     $    (0.24)     $    (0.23)
  Diluted                                 $  (0.21)    $    (0.03)    $     0.16     $    (0.24)     $    (0.23)
Shares used in per ordinary share
 calculation:
  Basic                                    902,222      1,190,458      1,543,893      1,588,969       1,799,106
  Diluted                                  902,222      1,190,458      1,568,971      1,588,969       1,799,106

Net income (loss) per ADS:
  Basic                                   $  (2.11)    $    (0.27)    $     1.59     $    (2.42)     $    (2.32)
  Diluted                                 $  (2.11)    $    (0.27)    $     1.56     $    (2.42)     $    (2.32)
ADSs used in per ADS calculation:
  Basic                                     90,222        119,046        154,389        158,897         179,911
  Diluted                                   90,222        119,046        156,897        158,897         179,911

OTHER DATA(7)
Ratio of earnings to fixed charges               -          0.88X          7.09X              -               -
Deficiency of earnings available
 to cover fixed charges                    169,382          2,900              -        354,919         381,225

                                                                  As of December 31,
                                         ----------------------------------------------------------------------
                                            1998           1999           2000           2001           2002
                                         ----------     ----------     ----------     ----------     ----------
                                                                    (in thousands)
CONSOLIDATED BALANCE SHEET DATA
Cash and cash equivalents                $   99,619     $  544,996     $  924,116     $1,041,616     $1,210,925
Working capital                              13,099        294,562        548,721        642,487        942,059
Total assets                              1,321,510      2,137,485      3,217,122      3,144,342      3,337,900
Short-term borrowings and current
 portion of long-term debt                   52,128        119,991        156,343        198,160         64,001
Current installments of obligations
 under capital leases                         4,329          5,767          7,822              -              -
Obligations under capital leases,
 excluding current installments              13,414          7,822              -              -              -
Other long-term debt                        419,545        423,668        426,120        914,070      1,115,930
Net assets                                  601,246      1,141,750      1,969,283      1,582,632      1,785,459
Share capital                               221,433        264,529        279,893        280,480        443,713
Shareholders' equity                        601,246      1,141,750      1,969,283      1,582,632      1,785,459


------------
(1) Effective July 1, 1998, we changed our functional currency from the Singapore dollar to the U.S. dollar.

(2) Prior to October 1, 1999, CSP was accounted for under the equity method in our financial statements as a result of certain provisions that were contained in our strategic alliance agreement with respect to CSP. As a result of an amendment to the strategic alliance agreement, CSP was treated as a consolidated subsidiary from October 1, 1999.

(3) In 1998, we recorded a charge of $31.8 million relating to the write-down of equipment in connection with the termination of a development program.

(4) In 1999, we recorded a charge of $6.5 million in connection with the termination of a development program.

(5) In 2000, we accrued a liability of $11.6 million to reflect the estimated loss on a licensing agreement. As of December 31, 2002, we have paid $8.0 million of this liability and we believe that the accrued balance covers the specified issue and do not anticipate the need for additional accruals for this matter.

(6) In 2002, we recorded a charge of $10.0 million associated with a workforce re-sizing and a fixed asset impairment charge.

(7) For purposes of calculating the ratio of earnings to fixed charges and the deficiency of earnings available to cover fixed charges, if any, earnings consists of income (loss) before income taxes, minority interest, and equity in income (loss) of equity affiliates, plus fixed charges and amortization of capitalized interest, less interest capitalized. Fixed charges consist of interest expensed and capitalized, plus amortization of capitalized expenses related to indebtedness, plus one-third of rental expenses on operating leases (such amounts representing the interest portion of rental expense). No preference dividends were made during the period indicated.


RISK FACTORS

     Chartered Semiconductor Manufacturing Ltd., or Chartered, wishes to caution readers that the following important factors, and those important factors described in other reports and documents submitted to, or filed with, the Securities and

Exchange Commission, among other factors, could affect the company's results. If any of the following risks actually occur, our business, results of operations and financial condition would likely suffer and actual results could differ materially from those expressed in any forward-looking statements made by, or on behalf of, the company.


RISKS RELATED TO OUR FINANCIAL CONDITION

WE HAVE A HISTORY OF LOSSES AND NEGATIVE OPERATING CASH FLOWS AND THIS MAY CONTINUE.

     Since our inception in 1987, we have incurred significant net losses and negative operating cash flows. This was true even in years in which our revenues increased. For example, in 1998, 1999 and 2001, we incurred net losses of $190.0 million, $32.6 million and $384.0 million, respectively. More recently, for the year ended December 31, 2002, we incurred a net loss of $417.1 million due primarily to a reduction in revenues and under-utilization of capacity at our fabrication facilities.

     As of December 31, 2002, we had an accumulated deficit of approximately $834.0 million. We cannot assure you that our net losses or negative operating cash flows will not continue or increase in the future or that we will become profitable. Please see "Item 3. Key Information -- Selected Financial Data" and "Item 5. Operating and Financial Review and Prospects" for information regarding our financial condition.


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

     The term "device yields" means the actual number of usable semiconductor devices on a semiconductor wafer in relation to the total number of devices on the wafer. Our device yields directly affect our ability to attract and retain customers, as well as the price of our products.

     The term "capacity utilization" means the actual number of semiconductor wafers we are processing at a fabrication facility, or fab, in relation to the total number of wafers we have the capacity to process. Where we refer to capacity utilization in this document, such capacity utilization includes the utilization of our allocated capacity with Silicon Manufacturing Partners Pte. Ltd. or SMP. Our capacity utilization affects our operating results because a large percentage of our operating costs are fixed. For example, from 1996 to 1998 and in 2001, a worldwide over-capacity of semiconductor wafer supply resulted in lower utilization rates at our fabs. More recently, in 2002, we experienced under-utilization of capacity at our fabs and our average capacity utilization in 2002 was 37% due to lower demand across all of our market segments. We estimate that our capacity utilization in the first quarter of 2003 will be in the low 40s percentage range, compared to 39% in the fourth quarter of 2002, as market demand remains weak and the over-capacity in market supply continues. The weak market demand and over-capacity have had and may continue to have a negative effect on our company. Other factors potentially affecting capacity utilization rates are the complexity and mix of the wafers produced, overall industry conditions, operating efficiencies, the level of customer orders, mechanical failure, disruption of operations due to expansion of operations or relocation of equipment and fire or natural disaster.

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

     - the loss of a key customer or the postponement of an order from a key customer or the failure of a key customer to pay accounts receivables in a timely manner;

     -    the occurrence of accounts receivables write-offs;

     -    the rescheduling or cancellation of large orders;

     -    the rescheduling or cancellation of planned capital expenditures;

     - our inability to qualify new processes or customer products in a timely manner;

     -    the return of wafers due to quality or reliability issues;

     -    malfunction of our wafer production equipment;

     - unforseen delays or interruptions in our plans for new fabrication facilities;

     - the timing and volume of orders relative to our available production capacity;

     - our ability to obtain raw materials and equipment on a timely and cost effective basis;

     - environmental events or industrial accidents such as fires or explosions;

     -    our susceptibility to intellectual property rights disputes;

     -    impairment charges on assets held and used;

     - our ability to continue with existing and entering into new partnerships, technology and supply alliances on mutually beneficial terms;

     - currency and interest rate fluctuations that may not be adequately hedged; and

     -    technological changes.

     Due to the factors noted above and other risks discussed in this section, many of which are beyond our control, you should not rely on quarter-to-quarter comparisons to predict our future performance. Unfavorable changes in any of the above factors may seriously harm our company. In addition, it is possible that in some future periods our operating results may be below the expectations of public market analysts and investors. In this event, the price of our securities may underperform or fall.

WE EXPECT TO INCUR SUBSTANTIAL CAPITAL AND RESEARCH AND DEVELOPMENT EXPENDITURES IN CONNECTION WITH OUR GROWTH PLANS AND WILL REQUIRE ADDITIONAL FINANCING THAT MAY NOT BE AVAILABLE.

     Our business and the nature of our industry require us to make substantial capital expenditures leading to a high level of fixed costs. We expect to incur significant capital expenditures in connection with our growth plans and technology upgrades or migrations. For example, in 2000 and 2001, we incurred $964 million and $490 million in capital expenditures, respectively. Even in the midst of challenging economic conditions in 2002 we invested approximately $420 million in capital expenditures, primarily in equipping Fab 6 and for the purchase of equipment for research and development use, as part of our continuing strategy of positioning ourselves to serve market needs. We expect to incur approximately $275 million in capital expenditures in 2003, focused primarily on leading-edge technologies. In addition, we expect to incur substantial capital expenditures beyond 2003 to fully equip Fab 7. We also expect to incur an amount of $120 million for 2003 for research and development.

     We also anticipate that from time to time we will expand and add equipment to increase the capacity of our existing fabs, two of which are jointly-owned with third parties. We will require additional financing to complete such equipping. The foregoing expenditures will be made in advance of sales. Given the fixed cost nature of our business, we may incur losses if our revenue does not adequately offset the level of depreciation resulting from our capital expenditures, as occurred in 1998, 1999 and in 2001 and 2002. Additionally, our actual expenditures may exceed our planned expenditures for a variety of reasons, including changes in our growth plan, our process technology, market conditions, customer requirements, interest rates and other factors.

     We will require additional financing to fund our future growth plans and technology upgrades and migrations. There can be no assurance that additional financing will be available at all or, if available, that such financing will be obtained on terms favorable to us or that any additional financing will not be dilutive to our shareholders or creditors. In addition, a portion of our borrowings is guaranteed by our controlling shareholder, Singapore Technologies Pte. Ltd., or ST, and its affiliates. We may not be able to obtain similar credit guarantees from ST or its affiliates in the future.


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

     - limit our ability to pursue our growth plan and technology upgrades or migrations;

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


RISKS RELATED TO OUR OPERATIONS

THE CYCLICAL NATURE OF THE SEMICONDUCTOR INDUSTRY AND THE PERIODIC OVER-CAPACITY THAT RESULTS FROM THIS MAY SERIOUSLY HARM OUR COMPANY.

     The semiconductor industry has historically been highly cyclical and, at various times, has experienced significant economic downturns characterized by production over-capacity, reduced product demand, and rapid erosion of average selling prices. For example, after experiencing average utilization rates around 100% and wafer shipments in excess of 920,000 eight-inch equivalent wafers in 2000, our average utilization rates in 2002 fell to 37% and our wafer shipments of eight-inch equivalent wafers fell to 417,000.

     Historically, companies in the semiconductor industry have expanded aggressively during periods of increased demand, as we and our competitors have done. As a result, periods of over-capacity in the semiconductor industry have frequently followed periods of increased demand. We expect this pattern to be repeated in the future. In addition, the markets for semiconductors are characterized by rapid technological change, intense competition and fluctuations in end-user demand. Our operating results for 1998 were seriously harmed by a downturn in the semiconductor market. In 2001 and 2002, the combination of a very sharp downturn in the worldwide semiconductor industry and prolonged weakness in global economies has harmed, and will continue to harm, our company. Future downturns in the semiconductor industry may also be severe and could seriously harm our company.


A DECREASE IN DEMAND FOR COMMUNICATIONS EQUIPMENT, PERSONAL COMPUTERS, COMPUTER PERIPHERALS AND CONSUMER PRODUCTS MAY SIGNIFICANTLY DECREASE THE DEMAND FOR OUR SERVICES.

     A significant percentage of our sales revenue is derived from customers who use our manufacturing services to make semiconductors for communications equipment, personal computers, computer peripherals and consumer products. Any significant decrease in the demand for communications equipment, personal computers, computer peripherals or consumer products may decrease the demand for our services and could seriously harm our company. In addition, the declining average selling prices in these end markets could place significant downward pressure on the prices of the components that are used in such equipment. If the average selling prices of such equipment continue to decrease, the downward pricing pressure on components produced by our company may reduce our revenue and therefore reduce our gross profit margin significantly.

     In 2001 and 2002, the weakening global economy, declining end markets and protracted correction of abnormally high inventories have caused a severe decline in demand for semiconductor wafers by our customers. This has resulted in and may continue to result in downward pricing pressure and a reduction of our revenue and our gross profit margins which could seriously harm our company.


WE DEPEND ON A SMALL NUMBER OF CUSTOMERS FOR A SIGNIFICANT PORTION OF OUR REVENUES.

     We have been largely dependent on a small number of customers for a substantial portion of our business. Our top ten customers accounted for 61.6% and 66.8% of our total net revenue in 2001 and 2002, respectively. In 2001, our two largest customers accounted for 21.0% and 6.4% of our total net revenue, respectively, and in 2002, our two largest customers accounted for 19.2% and 11.0% of our total net revenue, respectively. We expect that we will continue to be dependent upon a relatively limited number of customers for a significant portion of our revenue. We cannot assure you that revenue generated from these customers, individually or in the aggregate, will reach or exceed historical levels in any future period. Loss or cancellation of business from, significant changes in scheduled deliveries to, the return of wafers due to quality or reliability issues by, or decreases in the prices of services sold to, any of these customers could seriously harm our company. Please see "Item 4. Information on Our Company -- Customers and Markets" for additional information regarding our customers.


WE MAY LOSE CUSTOMERS AS A RESULT OF OUR FAB RATIONALIZATION PLANS.

     In February 2003, we announced our plans to phase out Fab 1, our only 150-mm fab, and consolidate its business into Fab 2 over an estimated 13 month transition period, with the aim of significantly reducing our fixed cost base as well as consolidating all Singapore fab operations onto our main campus in Woodlands. While we are working towards a smooth transfer of customers from Fab 1 to Fab 2, we cannot assure you that we will be successful in transferring our customers from Fab 1 to Fab 2, and as a result, we may lose these customers which could seriously harm our company. For more information on this, please see "Item 4. Information on Our Company - Optimize Our Capacity Base".


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


WE DEPEND ON OUR TECHNOLOGY PARTNERS TO ADVANCE OUR PORTFOLIO OF PROCESS TECHNOLOGIES.

     Enhancing our manufacturing process technologies is critical to our ability to provide services for our customers. We intend to continue to advance our process technologies through internal research and development efforts and technology alliances with leading semiconductor vendors. Although we have an internal research and development team focused on developing new semiconductor manufacturing process technologies, we are dependent on our technology partners to advance our portfolio of process technologies. Our most recent joint development agreement was entered into with International Business Machines, or IBM, in November 2002. For more information on the joint development agreement with IBM, please see "Item 4. Information on Our Company -- Research and Development".

     For example, we are depending on our joint development with IBM for access to 90nm and 65nm process technologies and have, as a result, delayed our initial production date for Fab 7 in anticipation of access to 90nm manufacturing capacity at IBM's facility. If there are problems in the successful implementation of the IBM joint development and manufacturing agreement, this would not only result in our having incurred costs, but also adversely impact our strategy in targeting "first-source" business, as we will then require even more time to access or develop similar technologies. If this happens, this could seriously harm our company.

     Our technology alliances have been and may from time to time be subject to changes, including changes in the technology partner's business strategy (as was the case with Agere Systems Inc's fab-lite strategy and Agilent Technologies' ceasing technology development for certain technology nodes) or changes in ownership of the technology partner (as was the case with Ericsson). For more information on these changes, please see "Item 4. Information on Our Company -- Strategic Alliances -- Chartered Silicon Partners" and "Item 4. Information on Our Company -- Research and Development". Although the changes we have experienced so far have not had a significant impact on our company's performance, there can be no assurance that this will continue to be the case.

     If we are unable to continue our technology alliances with our partners on mutually beneficial economic terms, or are unable to enter into new technology alliances with other leading semiconductor vendors, we may not be able to continue providing our customers with leading-edge process technologies, which could seriously harm our company.


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

     We currently have two strategic alliances relating to the operation of Fab 5 and Fab 6. Our equity-method joint venture company, SMP, which operates Fab 5, is jointly-owned with Agere Systems Singapore Pte. Ltd. (formerly Lucent Technologies Microelectronics Pte. Ltd.), a subsidiary of Agere Systems Inc. CSP, which owns and operates Fab 6, is jointly-owned with a subsidiary of Agilent Technologies, EDB Investments Pte. Ltd. and a subsidiary of ST. We believe our alliances with these companies give us access to select leading-edge process technologies, moderate our development costs and capital expenditures and increase our fab utilization rates. The termination of either of these alliances or any modification of either alliance which adversely affects our rights under the alliance could seriously harm our company. Please see "Item 4. Information on Our Company -- Strategic Alliances -- Chartered Silicon Partners" and "Item 4.

Information on Our Company -- Strategic Alliances -- Silicon Manufacturing Partners" for a more detailed description of these alliances.


WE MAY NOT BE ABLE TO COMPETE SUCCESSFULLY IN OUR INDUSTRY.

     The worldwide semiconductor foundry industry is highly competitive. We compete with dedicated foundry service providers such as Taiwan Semiconductor Manufacturing Corporation, or TSMC, and United Microelectronics Corporation, or UMC, as well as the foundry operation services of some integrated device manufacturers or IDMs such as IBM. IDMs principally manufacture and sell their own proprietary semiconductor products, but may offer foundry services. Further, there have been a number of new entrants to the semiconductor foundry industry. In particular, foundries in Korea, Malaysia and China are now becoming increasingly significant. Our competitors may have greater access to capital and substantially greater production, research and development, marketing and other resources than we do. As a result, these companies may be able to compete more aggressively over a longer period of time than we can.

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


OUR BUSINESS DEPENDS IN PART ON OUR ABILITY TO OBTAIN AND PRESERVE INTELLECTUAL PROPERTY RIGHTS.

     Our ability to compete successfully and achieve future growth will depend, in part, on our ability to protect our proprietary technology. As of December 31, 2002, we had filed an aggregate of 1,525 patent applications worldwide, (758 of which had been filed in the U.S.) and held an aggregate of 679 issued patents worldwide (503 of which are issued U.S. patents) relating to our production processes. We intend to continue to file patent applications when and where appropriate to protect our proprietary technologies. The process of seeking patent protection may take a long time and be expensive. We cannot assure you that patents will be issued from pending or future applications or that, if patents are issued, they will not be challenged, invalidated or circumvented or that the rights granted under the patents will provide us with meaningful protection or any commercial advantage. In addition, we cannot assure you that the Asian countries in which we market our services, such as Taiwan and China, will protect our intellectual property rights to the same extent as the United States or U.S. Please see "Item 4. Information on Our Company -- Intellectual Property" for a more detailed description of our proprietary technology.


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

     Following the tragic events of September 11, 2001 and the increased risk of terrorist attacks, the costs of insurance coverage have risen sharply and continue to remain high. For example, the premiums we paid for our renewal of our insurance coverage commencing from January 2002 were 2.2 times more than the premiums we paid for such coverage for the previous year and remained at almost the same levels for 2003. Further, the resulting shortage of capacity in the insurance market has also led to increasing difficulty and costs in securing adequate coverage and in obtaining coverage on the same terms as were previously available. While we have been able to obtain coverage in the past, we cannot assure you that we will continue to do so in the future. In the event that we fail to secure adequate coverage in the future, we could be seriously harmed by the occurrence of a loss that is not covered.


RISKS RELATING TO MANUFACTURING

WE MAY EXPERIENCE DIFFICULTY IN ACHIEVING ACCEPTABLE DEVICE YIELDS, PRODUCT PERFORMANCE AND DELIVERY TIMES AS A RESULT OF MANUFACTURING PROBLEMS.

     The process technology for the manufacture of semiconductor wafers is highly complex, requires advanced and costly equipment and is continuously being modified or changed in an effort to improve device yields and product performance. Microscopic impurities such as dust and other contaminants, difficulties in the production process, disruptions in the supply of utilities or defects in the key materials and tools used to manufacture wafers can cause a percentage of the wafers to be rejected or individual semiconductors on specific wafers to be non-functional, which in each case negatively affects our device yields. We have, from time to time, experienced production difficulties that have caused delivery delays, lower than expected device yields and the replacement of certain vendors of manufacturing equipment used in our production processes. We may also experience difficulty achieving acceptable device yields, product performance and product delivery times in the future as a result of manufacturing problems. These problems may result from, among other things, production failures, capacity constraints, construction delays, increasing production at new facilities, upgrading or expanding existing facilities or changing our process technologies, human errors, equipment malfunction or process contamination. With regards to our proposed consolidation of Fab 1 business into Fab 2, while we are working towards a smooth transfer of processes to Fab 2, we cannot assure you that there will be no difficulties or risks resulting from or associated with the transfer of processes from Fab 1 to Fab 2. Any of these problems could seriously harm our company.


WE DEPEND ON OUR VENDORS OF RAW MATERIALS, SUPPLIES AND EQUIPMENT AND DO NOT TYPICALLY HAVE LONG-TERM SUPPLY CONTRACTS WITH THEM.

     We depend on our vendors of raw materials and supplies. To maintain competitive manufacturing operations, we must obtain from our vendors, in a timely manner, sufficient quantities of quality materials and supplies at acceptable prices. We obtain most of our materials and supplies, including critical materials such as raw semiconductor wafers, from a limited number of vendors. We typically do not have long term contracts with our vendors. We purchase most of our key materials and supplies on a blanket purchase order basis. Although some of our blanket purchase order contracts contain price and capacity commitments, these commitments tend to be short term in nature. As a result, from time to time due to capacity constraints, vendors have extended lead times or limited the supply of required materials and supplies to us. Consequently, from time to time, and particularly during periods of sudden increase in demand, we have experienced and may experience difficulty obtaining quantities of raw materials we need on a timely basis. Further, where we only have one qualified supplier for materials and supplies and a need subsequently arises to look to other alternative suppliers, we would have to qualify these alternative suppliers, and such qualification could lead to delays in production and seriously harm our company.

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

     We also depend on a limited number of manufacturers and vendors that make and sell the complex equipment we use in our manufacturing processes. In periods of high market demand, the lead times from order to delivery of some of this equipment could be as long as 12 months, or even longer if, as a result of reduced orders placed in the preceding period, we are accorded less favorable priority by manufacturers and vendors. If there are delays in the delivery of this equipment or if there are increases in the cost of this equipment, it could seriously harm our company. Further, the long lead time reduces our flexibility in responding to changing market conditions. Please see "Item 4. Information on Our Company -- Equipment and Materials" for additional information regarding our relationships with our suppliers of materials and equipment.


OUR ABILITY TO SUCCESSFULLY PARTNER WITH EDA AND INTELLECTUAL PROPERTY OR IP VENDORS AND THIRD PARTY DESIGN SERVICE COMPANIES TO MEET CUSTOMERS' DESIGN NEEDS DEPENDS ON THE AVAILABILITY AND QUALITY OF THE RELEVANT SERVICES, TOOLS AND TECHNOLOGIES AND OUR ABILITY TO MEET OUR CUSTOMERS' SCHEDULE AND BUDGET REQUIREMENTS.

     We have established relationships with EDA vendors. Together we work to develop a complete design platform that is production-proven and tailored to our customers' design needs. Our ability to successfully meet our customers' design needs depends on the availability and quality of the relevant services, tools and technologies, and on whether we, together with our EDA, Intellectual Property or IP and Design Service partners, are able to meet customers' schedule and budget requirements. Difficulties or delays in these areas may adversely affect the success of our partnerships with EDA, IP and Design Service partners and consequently, our ability to attract customers, and thereby seriously harm our company.


WE DEPEND ON ST ASSEMBLY TEST SERVICES LTD. FOR MOST OF OUR SEMICONDUCTOR ASSEMBLY AND TESTING REQUIREMENTS.

     Semiconductor assembly and test operations are an integral part of the supply chain, and involve specialised equipment and technology. We currently subcontract to our affiliate, STATS, a significant amount of such orders. STATS may, from time to time, experience production interruption due to, among other things, technical problems occurring during the assembly and testing processes. Because STATS is our major provider of these services, any prolonged interruption in STATS' operations or the termination of our affiliation with STATS could seriously harm our company.


AS WE MIGRATE TO MORE ADVANCED TECHNOLOGIES WHICH MAY REQUIRE ACCESS TO ADVANCED PACKAGING AND WAFER BUMPING SERVICES, WE MAY EXPERIENCE DIFFICULTIES IN SECURING SUCH ACCESS IN A TIMELY MANNER DUE TO THE LIMITED NUMBER OF VENDORS PROVIDING SUCH SERVICES.

     As our company migrates to more advanced technologies and devices that require very high pin counts, the need for advanced packaging and wafer bumping services will increase. The advanced packaging technology is new and there may be initial problems resulting from this. While there are sufficient wafer bumping houses for printing technology, there is currently still limited capacity for plating technology. Although we are working with our vendors to qualify them on wafer bumping plating technology, we cannot assure you that the qualification would be successful or without delays or that we would have ready access to the limited capacity. In addition, there is currently no 300-mm wafer bumping capability in Singapore, so we will have to work with our vendors to establish the capability in Singapore or look for such capability elsewhere, such as in Taiwan, in order to support our 300-mm fab operations. We cannot assure you that we would have ready and timely access to such capability. If we are unable to gain access to such advanced packaging and wafer bumping services in a timely manner, or if there are delays in the qualification of such technology, or if there are disruptions in such services, this may adversely impact our ability to secure business for the more advanced technology nodes and thereby seriously harm our company.

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

WE DEPEND ON KEY PERSONNEL AND, DUE TO THE SHORTAGE OF SKILLED LABOR IN SINGAPORE, WE MAY HAVE DIFFICULTY ATTRACTING SUFFICIENT NUMBERS OF SKILLED EMPLOYEES.

     Our success depends to a significant extent upon the continued service of our key senior executives and our engineering, marketing, customer services, manufacturing, support and other personnel. In addition, in connection with our future growth plans, we are likely to need a greater number of experienced engineers and other employees in the future. Despite the current economic downturn, the competition for skilled professionals remains intense and there is a shortage of such personnel in Singapore. Accordingly, we must recruit our personnel internationally. This is more expensive than hiring personnel locally, and therefore increases our operating costs. As of December 31, 2002, a majority of our employees were citizens of countries other than Singapore. We expect demand for personnel in Singapore to increase significantly in the future, particularly as new wafer fabrication facilities, including those of our competitors, are established in Singapore.

     In October 2002, we took steps to reduce our worldwide workforce by 7% of the total employment. Further, in February 2003, we announced our plans to phase out Fab 1 and to consolidate its business into Fab 2, as a result of which we do not anticipate having positions for Fab 1 employees after March 31, 2004. The current and future workforce reduction could lead to a perception of uncertainty, and as such, potentially hinder our efforts to retain existing key personnel or hire new key personnel in the event of future recovery. Further, with respect to Fab 1, while we are taking measures to incentivize Fab 1 employees to stay on during the transition period, we cannot assure you that these employees will continue to stay and as a result, this may adversely affect the smooth transfer of customers from Fab 1 to Fab 2 and could seriously harm our company.

     If we were to lose the services of any of our existing key personnel without adequate replacements, or were unable to attract and retain new experienced personnel as we grow, it could seriously harm our company. For example, although we strive to retain employees that we send on assignments with our technology partners such as IBM, we cannot assure you that we will be successful in retaining these employees or that if our employees leave, our technology partners would re-train their replacements. If our employees leave, this may limit our ability to benefit from the alliances and could seriously harm our company.

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


RISKS RELATED TO COVENANTS IN OUR AGREEMENTS.

     Many of our loans, including loans incurred by our subsidiary, CSP, and our equity-method joint venture company, SMP, contain various financial and other covenants. Among other things, these covenants require the maintenance of certain financial ratios (including total debt to net worth) and that ST own, directly or indirectly, at least a certain percentage ranging from 40% to 51% of our outstanding shares. If we fail to comply with these covenants, we could be in a default under these loans and the lenders would have the right to accelerate our obligation to repay the outstanding borrowings under these loans. Such a default could also cause cross-defaults under other loans and could seriously harm us.

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

     Our joint development agreement of November 2002 with IBM provides that, subject to certain exceptions, a change of control will be deemed to occur if more than 30% of our company's voting securities become beneficially owned by a person that directly or indirectly derives more than 50% of its revenue from the manufacture and / or sale of semiconductor products. One of these exceptions is where ST continues to own directly or indirectly at least 40% or more of our company's securities. Such a change of control could lead to IBM terminating the agreement, which could seriously harm our company. For more information on the IBM joint development agreement, see "Item 10. Additional Information -- Material Contracts -- IBM".

RISKS RELATED TO INVESTMENTS IN A CONTROLLED CORPORATION

SINGAPORE TECHNOLOGIES CONTROLS OUR COMPANY AND ITS INTERESTS MAY CONFLICT WITH THE INTERESTS OF OUR OTHER SHAREHOLDERS.

     As of February 28, 2003, ST and its affiliate beneficially own approximately 60.5% of our outstanding ordinary shares. As a result, ST is able to exercise control over many matters requiring approval by our shareholders, including the election of directors and approval of significant corporate transactions.

     ST also provides us with a credit facility, guarantees some of our debt and enters into forward foreign exchange contracts with us. While we believe that ST will continue to provide us credit and other support, ST has no obligation to do so and the availability and the amount of its support may not be at the same levels as previously provided.

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


RISKS RELATED TO INVESTMENT IN A CORPORATION WITH INTERNATIONAL OPERATIONS

ECONOMIC CONDITIONS WHERE OUR CUSTOMERS AND THEIR MARKETS ARE LOCATED MAY HAVE A NEGATIVE IMPACT ON OUR REVENUE.

     A significant portion of our revenue is derived from sales to customers whose semiconductors are used in products that are sold in the U.S., Taiwan, Japan and Europe, and other countries in East and Southeast Asia. Our results of operations in the future could be negatively impacted if the economic environment in these countries deteriorates. For example, in 1998, many countries in Asia experienced considerable currency volatility and depreciation, high interest rates and declining asset values. As a result, there was a general decline in business and consumer spending and a decrease in economic growth as compared with prior years. Although Singapore was not materially affected by these events, our results of operations in 1998 were affected by overall regional economic conditions because demand for semiconductor products generally rises as the overall level of economic activity increases and falls as activity decreases. In 2001, the semiconductor industry experienced its sharpest contraction on record as weakening global economic conditions contributed to a severe decline in the demand for electronic products that use semiconductors. Industry recovery began in 2002 but has been slower than expected due to weak global economies.


TERRORIST ATTACKS OR A WAR COULD ADVERSELY AFFECT OUR BUSINESS, RESULTS OF OEPRATIONS AND FINANCIAL CONDITION.

     Terrorist attacks, such as the attacks of September 11, 2001 in the United States and other acts of violence or war, have the potential to have a direct impact on our clients. To the extent that such attacks affect or involve the United States, our business may be significantly impacted, as the majority of our revenues are derived from clients located in the United States.

     Further, tension between the United States and Iraq has recently escalated and the United Nations has sanctioned inspections within Iraq to examine if it possesses weapons of mass destruction. These tensions could result in a war that would have unpredictable consequences on the economic conditions in the U.S. and the rest of the world.

     In addition, terrorist attacks or a war could adversely impact the transportation of our products, resulting in an adverse impact on our business, results of operations and financial condition and thereby seriously harm our company.

WE OPERATE INTERNATIONALLY AND ARE THEREFORE AFFECTED BY PROBLEMS IN OTHER COUNTRIES.

     Our principal customers are located in the U.S., Taiwan, Japan and Europe and our principal vendors are located in the U.S., Japan, Taiwan, Korea and Europe. As a result, we are affected by economic and political conditions in those countries, including:

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


EXCHANGE RATE FLUCTUATIONS MAY AFFECT THE VALUE OF OUR SECURITIES.

     Our financial statements are prepared in U.S. dollars. Our net revenue is generally denominated in U.S. dollars and our operating expenses are generally incurred in U.S. dollars and Singapore dollars. Our capital expenditures are generally denominated in U.S. dollars, Japanese yen, Singapore dollars, Euro and other currencies. Although we hedge a portion of the resulting net foreign exchange position through the use of forward exchange contracts, we are still affected by fluctuations in exchange rates among the U.S. dollar, the Japanese yen, the Singapore dollar, Euro and other currencies. We are particularly affected by fluctuations in the exchange rate between the U.S. dollar and the Singapore dollar. For example, in 2002, substantially all of our revenue and approximately 77.0% of our cost of revenue were denominated in U.S. dollars. If the Singapore dollar strengthens against the U.S. dollar by 2.0%, our cost of revenue will increase by 0.4%. Likewise, if the Singapore dollar weakens against the U.S. dollar by 2.0%, our cost of revenue will decrease by 0.4%. Any significant fluctuation in exchange rates may harm our company. In addition, fluctuations in the exchange rate between the U.S. dollar and the Singapore dollar could affect the U.S. dollar value of our securities, and the value of any cash dividends if paid in U.S. or Singapore dollars.


WE MAY BE A PASSIVE FOREIGN INVESTMENT COMPANY

     Based on our asset composition and operations, we do not believe that we were a passive foreign investment company, or PFIC during 2002. However, there can be no assurances that we will not be a PFIC in 2003 or in a later year. If, for example, the "passive income" earned by us exceeds 75% or more of our "gross income", we will be a PFIC under the "income test". In addition, we will be a PFIC under the "asset test" if at least 50% of the quarterly average value of our assets is attributable to assets that produce or are held to produce passive income. The determination of the value of our assets will be based in part on the market price of our ordinary shares and ADSs. Because we have historically held, and may continue to hold a substantial amount of passive assets, there is a substantial risk that we may be a PFIC in 2003 or in a later year. Passive income for the PFIC purposes includes, among other things, interest, dividends, royalties, rents and annuities. If we were to become a PFIC at any time during a U.S. person's holding period, such U.S. person holding ordinary shares or ADSs would be required, if the "mark to market" election were not made, to pay an interest charge on certain distributions from us or upon a sale or other disposition of ordinary shares or ADSs and face other adverse tax consequences. Please see "Item 10. Additional Information -- Taxation -- U.S. Federal Taxation -- PFIC Rules." It is strongly urged that U.S. persons holding ordinary shares or ADSs consult their own tax advisers regarding the application of the PFIC rules.


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


SINGAPORE LAW CONTAINS PROVISIONS THAT COULD DISCOURAGE A TAKEOVER OF OUR
COMPANY.

     The Singapore Code on Takeovers and Mergers contains certain provisions that may delay, deter or prevent a future takeover or change in control of our company. Any person acquiring an interest, either on his or her own or together with parties acting in concert with him or her, in 30% or more of our voting shares may be required to extend a takeover offer for our remaining voting shares in accordance with the Singapore Code on Takeovers and Mergers. A takeover offer is also required to be made if a person holding between 30% and 50% (both inclusive) of our voting shares (either on his or her own or together with parties acting in concert with him or her) acquires an additional 1% of our voting shares in any 6-month period. These provisions may discourage or prevent certain types of transactions involving an actual or threatened change of control of our company. Some of our shareholders, which may include you, may therefore be disadvantaged. as a transaction of that kind might have allowed the sale of the shares at a price above the prevailing market price.


RISKS RELATED TO OUR SECURITIES AND OUR TRADING MARKET

THE FUTURE SALES OF SECURITIES BY OUR COMPANY OR EXISTING SHAREHOLDERS MAY HURT THE PRICE OF OUR SECURITIES.

     If we or our shareholders sell a large number of our securities in the public market, including sales under the shelf registration statement we filed on March 12, 2001, the trading price of such securities could decrease dramatically. Any perception that these sales could occur could also result in a dramatic decline in the trading price of our securities. These sales also might make it more difficult for us to sell securities in the future at a time and at a price that we deem appropriate. As of February 28, 2003, we had an aggregate of 2,497,178,816 ordinary shares outstanding (including ordinary shares represented by ADSs). ST and its affiliate own 1,510,324,883 of our outstanding ordinary shares. All of our outstanding shares are freely tradable in Singapore and in the U.S. (in the form of ADSs), except that the shares owned by our affiliates, including ST and its affiliate, may only be sold in the U.S. if they are registered or if they qualify for an exemption from registration, including under Rule 144 under the Securities Act of 1933, or the Securities Act. On March 12, 2001, we filed a shelf registration statement registering $4,000,000,000 of securities, of which $1,791,000,000 relate to securities we may issue from time to time after taking into account the October 2002 Rights Offering and $1,000,000,000 relates to ordinary shares that ST and its affiliate, in the aggregate, may offer from time to time.


THE MARKET PRICES OF OUR SECURITIES HAVE BEEN AND MAY CONTINUE TO BE HIGHLY VOLATILE.

     The market prices of our securities have fluctuated widely and may continue to do so. For example, from our initial public offering in October 1999 through February 28, 2003, the trading price of our ADSs, adjusted for the October 2002 Rights Offering, has ranged from a high of $95.07 per ADS to a low of $3.82 per ADS. During the same period, the trading price of our ordinary shares, adjusted for the October 2002 Rights Offering, has ranged from a high of S$16.03 per ordinary share to a low of S$0.67 per ordinary share. Many factors could cause the market prices of our securities to rise and fall. Some of these factors include:

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

     - market rumors or speculation about our business, operations or affairs;

     -    issue of additional equity or equity linked offerings;

     - significant reduction or increase of shareholding by our controlling shareholder;

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


THE SINGAPORE SECURITIES MARKET IS RELATIVELY SMALL AND MORE VOLATILE THAN U.S. MARKETS AND MAY CAUSE THE MARKET PRICE OF OUR SECURITIES TO FLUCTUATE.

     The Singapore Exchange Securities Trading Limited, or the Singapore Exchange, is relatively small and more volatile than stock exchanges in the U.S. and certain other European countries. As of December 31, 2002, there were 384 Singapore companies listed on the Main Board of the Singapore Exchange and the aggregate market capitalization of listed equity securities of these companies was approximately $170 billion. For the year ended December 31, 2002, the average daily equity trading value on the Singapore Exchange (including shares traded on the CLOB International trading system) was approximately $259 million, with an annualized aggregate trading value of approximately $65 billion. The relatively small market capitalization of, and trading volume on, the Singapore Exchange may cause the market price of securities of Singapore companies, including our securities, to fluctuate in both the domestic and the international markets.


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


YOUR ABILITY TO PARTICIPATE IN ANY RIGHTS OFFERING OF OUR COMPANY IS LIMITED.

     We distributed in 2002 and may, from time to time, distribute rights to our shareholders, including rights to acquire securities under the deposit agreement relating to the ADSs. The depositary will not offer rights to holders in any jurisdictions unless both the rights and the securities to which such rights relate are either exempt from registration under the applicable securities laws of such jurisdictions or are registered in accordance with the provisions of such laws. However, we are under no obligation to file a registration statement with respect to any such rights or underlying securities or to endeavor to cause such a registration statement to be declared effective. Accordingly, holders of our securities may be unable to participate in rights offerings by us and may experience dilution of their holdings as a result.


FORWARD-LOOKING STATEMENTS CONTAINED IN THIS DOCUMENT MAY NOT BE REALIZED

     This document contains forward-looking statements, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements, including without limitation, statements relating to our return-to-profitability strategy with plans to enhance our growth potential and improve our cost structure; our position with respect to advanced technology and access to new customer and market opportunities; our ability to become a first source solutions provider; our enhanced position in advanced technologies and the opportunity for higher profit margins and increased customer and market diversification; our fab rationalization plan, including the adoption of a "borderless fab" approach and its expected impact; our plan to phase-out Fab 1 and consolidate the business into Fab 2 by March 2004, including our expectation of the transition period and our ability to retain the majority of the Fab 1 business, the impact on our cost of manufacturing; our expectation of the financial impact of the closure of Fab 1 including the expected annualized cost savings, one-time pre-tax costs associated with retention, workforce reduction, plant closure, customer assistance and other related expenses, the timing of recognition of such expenses; our capacity utilization, capital expenditures, financings, potential production capacity and production capacity mix, equipping of our fabrication facilities (including our revision in plans), the expected initial production dates for wafers using 90nm technology manufactured at Fab 7 and manufactured using our capacity at IBM's East Fishkill facility), our research and development expenditure, our ISO 9001: 2000 certification, our e-Business strategy, our near-term and long-term outlook in the foundry services market, the appropriateness of our business model and strategy as well as our technology roadmap, reflect our current views with respect to future events and financial performance, and are subject to certain risks and uncertainties, which could cause actual results to differ materially from historical results or those anticipated. Among the factors that could cause actual results to differ materially are: the successful implementation of our partnership, technology and supply alliances (including our joint development with IBM) and our EDA approach, changes in the market outlook and trends, the growth rate of fabless companies and the outsourcing strategy of integrated device manufacturers; the rate of semiconductor market recovery; economic conditions in the United States as well as globally; customer demands, unforseen delays or interruptions in our plans for our fabrication facilities (including Fab 7); the performance level of and technology mix in our fabrication facilities; our ability to retain our Fab 1 employees during the transition period and to effect a smooth transfer of customers from Fab 1 to Fab 2; competition; access to or delays in technological advances, changes in capacity allocation in process technology mix, changes in our capacity plans, unavailability of materials, equipment, manpower, expertise and timely regulatory approvals, as well as the availability of financings and the terms thereof, could cause actual results to differ materially. Although we believe the expectations reflected in such forward-looking statements are based upon reasonable assumptions, we can give no assurance that our expectations will be attained. In addition to the foregoing factors, a description of certain other risks and uncertainties which cause actual results to differ materially can be found in "Item 3. Key Information -- Risk Factors." You are cautioned not to place undue reliance on these forward-looking statements, which reflect management's current analysis of future events. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.


ITEM 4. INFORMATION ON OUR COMPANY

HISTORY AND DEVELOPMENT OF OUR COMPANY

     Chartered's full legal name is Chartered Semiconductor Manufacturing Ltd. Chartered is a limited liability company incorporated in the Republic of Singapore in 1987. Our principal executive and registered offices are located at 60 Woodlands Industrial Park D, Street 2, Singapore 738406. Our telephone number is (65) 6362 2838. We make our annual report on Form 20-F and current reports on Form 6-K and all amendments to those reports available on our website, free of charge, as soon as reasonably practicable after they are filed or furnished to the SEC. Our internet address is www.charteredsemi.com. INFORMATION CONTAINED IN OUR WEB SITE DOES NOT CONSTITUTE A PART OF THIS DOCUMENT.

     Our agent in the U.S. for the purpose of our securities filings is our subsidiary, Chartered Semiconductor Manufacturing, Inc., 1450 McCandless Drive, Milpitas, California 95035, telephone (408) 941 1100.

     In 1997, Chartered acquired equity interests in Chartered Silicon Partners and in Silicon Manufacturing Partners, For more information on this, please refer to "Item 4. Information on Our Company -- Strategic Alliances".

     We have one significant subsidiary, Chartered Silicon Partners Pte. Ltd., a Singapore company incorporated in 1997 in which we have a 51% equity interest. For information on our other subsidiaries, please see "Item 4. Information on Our Company -- Organizational Structure".

     Our principal capital expenditures for the fiscal years 2000, 2001 and 2002 comprised mainly of the purchase of semiconductor equipment for the equipping of fabs. Our capital expenditures amounted to $963.8 million in 2000, $489.6 million in 2001 and $419.5 million in 2002. In 2000, our capital expenditures were incurred mainly for the initial equipping of Fab 6 as well as increased capacity in Fab 2 and 3. In 2001, our capital expenditures were incurred primarily for equipping Fab 3 and Fab 6, and in the construction and installation of mechanical and electrical fittings for Fab 7. In 2002, our capital expenditures were incurred primarily for the equipping of Fab 6 and equipment for use in research and development.

     For the year 2002, our capital expenditures were financed mainly from borrowings under our existing credit facilities and cash balances. A more detailed discussion of the use of proceeds from our offerings and credit facilities can be found under "Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds -- Use of Proceeds" and "Item 5. Operating and Financial Review and Prospects -- Liquidity and Capital Resources" respectively.


DESCRIPTION OF BUSINESS

     Chartered is one of the world's leading semiconductor foundries. We provide comprehensive wafer fabrication services and technologies to semiconductor suppliers and manufacturers of electronic systems. We focus on providing foundry services to customers that serve high-growth, technologically advanced applications, in the communication, computer and consumers applications. In 2002, our top five customers were Agilent Technologies, Motorola, Broadcom, Ricoh and Standard Microsystems.

     We currently own, or have an interest in, five fabrication facilities, all of which are located in Singapore. Our sixth fab, Fab 7, which will be developed as the company's first 300-mm facility, is ready for equipment installation. In February 2003, we announced our plans to phase out Fab 1, our only 150-mm fab, and consolidate its business into Fab 2 over an estimated 13 month transition period, with the aim of significantly reducing our fixed cost base as well as consolidating all Singapore fab operations onto our main campus in Woodlands.

     As a result of the joint development and manufacturing agreement with IBM which affords Chartered the flexibility to defer pilot production from Fab 7, and based on current assessment of market demand, initial production from Fab 7 is expected to be late in the third quarter of 2004 instead of late in the third quarter of 2003. For more information on the manufacturing agreement with IBM, please see "Item 4. Information on Our Company -- Manufacturing Facilities"

     We have service operations in 11 locations and in eight countries in North America, Europe and Asia. We were incorporated in Singapore in 1987. As of February 28, 2003 we were approximately 60.5% owned by ST and its affiliate. ST is one of Singapore's largest industrial conglomerates and is indirectly wholly-owned by the Government of Singapore. Please see "Item 7. Major Shareholders and Related Party Transactions" for additional information regarding ST.


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

     Chartered has developed an array of technologies and capabilities to drive converging applications. Our fabrication facilities support the leading-edge requirements for high-bandwidth, feature-rich wireless and wired applications. We have proven expertise in mixed signal and Radio Frequency Complementary Metal Oxide Semiconductor, or RF CMOS, enabling technologies essential to the convergence of computer, communications and consumer applications.

     In order to augment our internal development efforts, we have entered into strategic alliances and technology alliances with leading semiconductor companies such as our strategic alliance with Agere in the context of our joint venture company, Silicon Manufacturing Partners and in November 2002, our technology alliance with IBM. For more details on these strategic alliances and technology alliances, see "Item 4. Information on Our Company -- Silicon Manufacturing Partners" and "Item 4. Information on Our Company -- Research and Development" below.

     We have established relationships with leading EDA, IP and Design Services suppliers. Together we develop a process tailored to our customers' needs and that is production-proven so as to facilitate first-pass success. We offer design solutions for a variety of applications and process nodes, giving customers valuable freedom of choice when it comes to EDA and IP selection. Customers get early access to design rules and other important manufacturing specifications so that they can be incorporated into designs early.

     We believe that Chartered is a trusted, customer-oriented service provider, and it takes a collaborative approach to the foundry industry. We have service operations in 11 locations and in eight countries in North America, Europe and Asia. All of our manufacturing operations are located in Singapore, a politically and economically stable nation with laws that protect our customers' proprietary technology.

     We plan to launch by the second quarter of 2003 the first phase of our e-Business strategy and will continue to develop the remaining phases. Our e-Business strategy will provide our customers with improved information access, data exchange and e-Business functionality over the Internet. For more information on our e-Business strategy, please see "Item 4. Information on Our Company -- Customer Service".


BUSINESS STRATEGY

     Our objective is to be the leading worldwide, full-service provider of wafer foundry services to semiconductor suppliers and systems companies focused on high-growth applications that require a high degree of system-level integration. Recently in February 2003, we have also announced our aim to accelerate our return to profitability by putting in place strategies to enhance our growth potential and improve our cost structure. Key elements of our updated strategy include:


IMPROVE TOP-LINE GROWTH BY TARGETING FIRST SOURCE BUSINESS WHILE CONTINUING TO SERVE THE MARKETS FOR MATURE TECHNOLOGIES.

     Our ability to engage customers at increasingly advanced technologies, together with our access to a third-party network of pre-qualified EDA, IP and design services solutions, and our strengthened technology portfolio following the recent IBM joint development agreement, has allowed us to target substantially more "first source" business, which refers to being selected as first manufacturing source for customers' new product introductions. "First source" business typically commands higher prices and profit margins.

     As the mature technology segment remains a growing and important part of Chartered's business, we will also continue to focus on increasing our reach into mature markets with productization of niche technologies by leveraging our capabilities in mixed-signal and RF CMOS processes for products such as smart cards, RFID tags, display power management and battery management for mobile products. We are also working towards establishing a manufacturing presence in China, with appropriate partners, to leverage our equipment assets, technology and expertise in mature processes.


OPTIMIZE OUR CAPACITY BASE

     We aim to optimize our capacity base by rapidly expanding capability for advanced technologies, reducing excess capacity at mature technology nodes and adopting a "borderless fab" approach targeted at improving asset utilization and increasing flexibility and scalability across all our fabs.

     Advanced Technologies. As part of our plan to expand our capability for advanced technologies, we intend to expand our production capacity for 0.18um and smaller technology to meet the anticipated needs of our customers. Although our plans may change in the future depending on market demand and our customers' requirements, our current plan is to increase our production capacity mix for 0.18um and smaller technology from approximately 15% in 2002 to an estimated 50% by the end of 2004, and do so without increasing our total capacity base. We believe that increasing our foundry capacity in lower geometry technology is critical to ensuring that we can satisfy our customers' volume requirements as they continue to grow. Any changes in projections for anticipated production capacity will be subject to market demand.

     Mature Technologies. We intend to utilize mature capacity by developing niche technologies, targeting strategic partnerships for volume production, working towards establishing a manufacturing presence in China with appropriate partners to leverage on our equipment assets, technology and expertise in mature processes. With the aim of significantly reducing our fixed cost base, we have announced in February 2003, that we will be phasing out Fab 1 (our only 150-mm fab) and consolidating its business into Fab 2 on the main campus in Woodlands. Please see "Item 4. Information on Our Company -- Description of Business" and "Item 4. Information on Our Company -- Employees" for more details.


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

PROVIDE A COMPLETE RANGE OF SERVICES

We are continuing to expand our range of services so that we can effectively meet our customers' evolving needs. Our goal is to seamlessly integrate the design and manufacturing process with a wide array of services, tools and technologies. The services we currently make available to our customers, in conjunction with our partners, include a number of EDA design tools, design libraries, third party IP and process technologies that have been validated for our manufacturing process. We also offer our customers full turnkey services which include wafer fabrication, assembly and test.


OFFER LEADING-PROCESS TECHNOLOGY

     We intend to continually expand our portfolio of process technologies in line with our customers' requirements for timing and performance for use with their products. The schedule and first level definition of the new process technologies being developed, and to be developed, are provided by our technology roadmaps. The current roadmaps cover the 2002 through 2004 period, and the baseline technologies for logic, mixed signal, RF CMOS and BiCMOS, embedded electrically erasable programmable read-only devices or embedded EEPROM and HVCMOS. All of these technologies are built on the logic foundation, using plug-in modules to extend the capability of the combined logic and modules. The plug-in module approach allows for the reuse of design libraries with the addition of the modules, since the logic transistor and other electrical device characteristics remain unchanged from those produced with the logic processes.

     The current development programs for logic are directed to 0.13um and 90nm technology nodes (re-targeted in the third quarter of 2002 in line with the rest of the industry from 100nm to 90nm). For 0.13um logic, production capability for the nominal devices was qualified in the fourth quarter of 2002, with high performance or low power transistors expected to be qualified in the second quarter of 2003. We have converged our 90nm development program with the joint development that we have engaged in with IBM in November 2002. The IBM joint development agreement is designed to provide customers with greater access to leading-edge semiconductor technologies and sourcing flexibility. Under the agreement, the parties will jointly develop and align on 90nm and 65nm logic processes for foundry chip production on 300-mm silicon wafers. Please see "Item
4. Information on Our Company -- Research and Development" for more details on this joint development agreement.

     Embedded SRAM devices are developed with the same process flow as the baseline logic process, and therefore become available on the same schedule as the logic process. In the case of the mixed signal technologies, which employ additional devices such as metal-insulator-metal capacitors and poly silicon resistors that must be characterized for mixed-signal operation, timing follows closely to the logic development. For RF CMOS, still more devices, such as inductors and varactors, must be developed and characterized and modeled. This process builds on the mixed signal, and the logic processes, and is generally expected to be ready for pilot production within six months after the logic process becomes available. BiCMOS, which integrates bipolar transistors with the CMOS and selected modules from mixed signal and RF CMOS, comes to pilot production later. In September 2002, we strengthened our position in RF and mixed signal technology by entering into a collaboration agreement with Interuniversitair Micro-Elektronic Centrum vzw ("IMEC"), relating to 0.18um silicon germanium (SiGe) BiCMOS. Please see "Item 4. Information on Our Company -- Research and Development" for more details on this collaboration agreement.

     The availability of logic, mixed-signal RFCMOS, BiCMOS, SiGe and embedded memories technologies enables us to provide process solutions essential to the convergence of computer, communications and consumer applications.


ENHANCE AND EXPAND ALLIANCES

     We intend to leverage and expand our existing alliances and to establish new alliances with leading companies that offer complementary technologies, products and services. We believe that our alliances with semiconductor technology leaders and providers of design tools, intellectual property, design services and assembly and test services have given us access to select leading-edge system technologies. These alliances have also enhanced our development efforts and have the potential to increase our fab utilization rates. We also believe that by establishing these alliances and working closely with leading companies who are also existing or future customers, such as Agere Systems and IBM, we are better positioned to win future business with them. For more details on our alliances and recent developments, please see "Item 4. Information on Our Company -- Strategic Alliances" and "Item 4. Information on Our Company -- Research and Development".

MANUFACTURING FACILITIES

     As of December 31, 2002, we own or have an interest in five fabs, all of which are located in Singapore. Fabs 1, 2 and 3 are wholly-owned and operated by our company. We do not have a Fab 4. Fab 5 is operated by our equity-method joint venture company, SMP which we jointly own with Agere Systems Singapore Pte. Ltd., a subsidiary of Agere Systems Inc. Fab 6 is operated by CSP, which we jointly own with a subsidiary of Agilent Technologies, EDB Investments and Singapex Investments Pte. Ltd., a wholly owned subsidiary of ST.

     In February 2003, we announced our plans to phase out Fab 1, our only 150-mm fab, and consolidate its business into Fab 2 over an estimated 13 month transition period, with the aim of significantly reducing our fixed cost base as well as consolidating all Singapore fab operations onto our main campus in Woodlands.

     Our sixth fab, Fab 7, which will be developed as the company's first 300-mm facility, is ready for equipment installation. Fab 7 is currently wholly owned and will be operated by our company. As a result of the recent joint development and manufacturing agreement with IBM, we will be able to offer our customers some capacity in IBM's 300-mm chip manufacturing facility in East Fishkill, New York. The baseline 90nm technology is targeted for 300-mm wafer production in East Fishkill in the third quarter, 2003. In turn, IBM expects to utilize some capacity in our 300-mm Fab 7 in Singapore to help meet additional future capacity requirements. This reciprocal manufacturing arrangement affords Chartered the flexibility to defer pilot production from Fab 7, while still meeting our customers' needs and allowing us to gain 300-mm manufacturing experience. As a result of this and based on current assessment of market demand, initial production from Fab 7 is expected to be late in the third quarter of 2004 instead of late in the third quarter of 2003.

     In addition to revising our plans for Fab 7, as a result of the semiconductor downturn in 2001 and 2002 and the uncertainty in the near-term growth outlook, we have also revised the capacity projections of our other fabs. Although our plans may change in the future depending on market demand and our customers' requirements, our current plan is to increase our production capacity mix for 0.18um and smaller technology from approximately 15% in 2002 to an estimated 50% by the end of 2004, and do so without increasing our total capacity base. We believe that increasing our foundry capacity in lower geometry technology is critical to ensuring that we can satisfy our customers' volume requirements as they continue to grow. Any changes in projections for anticipated production capacity will be subject to market demand. The following table reflects our wafer capacity figures as of December 31, 2002 for each of our fabs and the fab of our equity-method joint venture company, SMP (Fab 5). The information in this table does not reflect the changes arising from the proposed consolidation of Fab 1's business into Fab 2.


                                 FAB 1            FAB 2            FAB 3         FAB 5 (SMP)(1)    FAB 6 (CSP)(1)       FAB 7
                            ---------------  ---------------  ---------------   ----------------  ----------------  --------------

PRODUCTION COMMENCED             1989              1995             1997              1999               2000       Expected 2004

CURRENT CAPACITY(2)         26,000 wafers    42,000 wafers    21,000 wafers     18,000 wafers      12,500 wafers    --
                            per month;       per month;       per month;        per month;         per month;

ESTIMATED FULL CAPACITY(3)  26,000 wafers    42,000 wafers    22,000 wafers     20,000 wafers      29,000 wafers    30,000 wafers
                            per month;(4)    per month;       per month;        per month;         per month;       per month; (5)

WAFER SIZE                  Six-inch         Eight-inch       Eight-inch        Eight-inch         Eight-inch       Twelve-inch
                            (150-mm)         (200-mm)         (200-mm)          (200-mm)           (200-mm)         (300-mm)

PROCESS TECHNOLOGIES        1.2 to 0.5um     0.6 to 0.3um(6)  0.35 to           0.25 to            0.25 to          0.09um and
                                                              0.18um (6)        0.13um(6)          0.13um (6)       Lower (6)

MANUFACTURING               Digital;         Digital; Mixed   Digital; Mixed    Digital;           High             Digital;
 TECHNOLOGIES               Mixed Signal;    Signal;          Signal;           RF CMOS;           performance,     high-density
                            ROM; EEPROM;     RF CMOS SRAM;    RF CMOS; SRAM;    BiCMOS; Mixed      high-density     SRAM;
                            HVCMOS; BiCMOS   Flash Memory;    ROM(7)            Signal; eSRAM(7)   CMOS; high       RF CMOS; Mixed
                            (7)              HVCMOS; EEPROM;                                       density SRAM     Signal(7)
                                             OTP(7)                                                Mixed Signal;
                                                                                                   RF CMOS(7)

CLEAN ROOM                  34,000 sq.       109,000 sq.      81,000 sq. ft.    96,540 sq. ft.     123,000 sq. ft.  170,000 sq. ft
                            ft. Class 10;    ft. Class-1      Class-1 SMIF(8)   Class-1 SMIF(8)    Class-1 SMIF(8)  Class-1
                            10,000 sq. ft.   SMIF(8)                                                                 SMIF(8)
                            Class-1 SMIF(8)

----------
(1) With respect to Fab 5 and Fab 6, the information includes capacity to which our strategic partners are entitled.

(2) Current capacity is the production output capability based on current process technology mix using the installed set of equipment in the fab as of December 31, 2002.

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

(4)  Equivalent to 14,625 eight-inch wafers per month. A conversion rate of
     0.5625 is utilized in determining the number of eight-inch equivalent wafers to that of six-inch wafers.

(5)  Equivalent to 67,500 eight-inch wafers per month. A 300-mm wafer will have
     2.25 or more times die than a 200-mm wafer. In line with semiconductor statistics reports such as World Semiconductor Trade Statistics, a conversion rate of 2.25 is utilized in determining the number of eight-inch equivalent wafers.

(6) Some of these manufacturing processes are preliminary and their successful implementation depends on various factors, including our ability to achieve advances in process technology or to obtain access to advanced process technology developed by others or in the case of our 0.18um capability in Fab 3, our ability to leverage on certain tool capacities in SMP. These fabs can be retrofitted to achieve smaller geometries than those shown above.

(7) Some of these manufacturing technologies are preliminary and their successful implementation depends on various factors, including our ability to achieve advances in manufacturing technology or to obtain access to advanced manufacturing technology developed by others. ROMs are read-only memory devices. EEPROMs are electrically erasable programmable read-only devices. SRAMs are static random access memory devices. eSRAMs are embedded static random access memory devices. CMOS means complementary metal oxide silicon. RF CMOS means Radio Frequency Metal Oxide Semiconductor. BiCMOS means bipolar complementary metal oxide silicon. HVCMOS refers to high voltage complementary metal oxide silicon. OTP refers to one time programmable memory.

(8) Class 10 is a measurement of air cleanliness in which the amount of particles is controlled to no more than 10 particles at 0.5 micron per cubic foot of air. Class 1 is a measurement of air cleanliness in which the amount of particles is controlled to no more that 1 particle at 0.5 micron per cubic foot of air. SMIF means standard mechanical interface.

     All our production fabs generally operate 24 hours per day, 7 days per week. The only exceptions are where scheduled maintenance requires a facility shutdown, or in periods of weak demand where we are able to idle fabs that are not required to meet manufacturing schedules to reduce certain operating costs, as was the case from time to time in 2001 and 2002 and as may be the case in the future, depending on customer demand. Regular maintenance is otherwise performed concurrently with production. Whether we choose to carry out scheduled maintenance requiring a facility shutdown or regular maintenance performed concurrently with production depends on which is more appropriate at any given time, having regard to minimizing disruption to our production schedule.

     The following table sets forth information regarding the total wafer output by each of our fabs and the fab of our equity-method joint venture company, SMP, during the past five years:


                                            TOTAL OUTPUT(1)
                                             (IN THOUSANDS)
                                 --------------------------------------
   FAB                           1998     1999    2000     2001    2002
   ---                           ----     ----    ----     ----    ----

   Fab 1(2)                       142      181     180       96      97
   Fab 2(3)                       265      419     524      168     149
   Fab 3(3)                        33       96     210      113      94
   Fab 5(SMP)(3)(4)                --       --      73        7      28
   Fab 6(3)                        --       --      13       14      77

(1)  Total output of revenue generating eight-inch equivalent wafers.

(2)  Includes output of terminated print-head business for 1998 and 1999.

(3) Fab 2 commenced production in 1995, Fab 3 commenced production in 1997, Fab 5 commenced production in 1999 and Fab 6 commenced production in 2000.

(4)  Includes only Chartered's output.


QUALITY ASSURANCE PROGRAMS

     We have implemented systems to ensure high quality service to customers and manufacturing reliability at our facilities in Singapore. Our in-house laboratory is equipped with advanced analytical tools and provides the necessary equipment and resources for our research and development and engineering staff to continuously enhance product quality and reliability. Our quality assurance staff comprises engineers, technicians and other employees who monitor and control our manufacturing processes.

     Our production facilities in Singapore, Fabs 1, 2, 3, 5 and 6 have been certified by a third party certification body to QS 9000, an internationally recognized quality standard. QS 9000 includes compliance to ISO 9002: 1994 standards and includes the requirement for continuous improvement, emphasizing on defect prevention, variation reduction and reduction of waste in the supply chain. The QS 9000 certification processes involve periodically subjecting production processes and quality management systems to stringent third-party review and verification. Our customers often look to QS 9000 certification as a threshold indication of our quality control standards. In 2003, we are planning to become certified to the new and more exacting ISO 9001: 2000 standard.

     Our company has adopted the Six Sigma program, which is a well-recognized method of making breakthrough improvements in business processes and solving chronic problems. Our strategy is to use the Six Sigma method to give a structured and rigorous approach to improvements across the whole organization. Following the completion of the pilot project, we have put more people through in-depth training to create a critical mass of "Black-Belts", experts in the use of Six Sigma tools and methods. We are now extending the deployment to the wider engineering population with Green Belt training. To date, approximately 150 people have gone through Green Belt training and it will continue through 2003. Apart from training more "Black Belts", we are training our Quality Circles and managers in Six Sigma methods.


STRATEGIC ALLIANCES

CHARTERED SILICON PARTNERS

     In March 1997, we entered into the CSP strategic alliance with Hewlett-Packard Europe B.V., or HP Europe, a subsidiary of Hewlett-Packard Company, or Hewlett-Packard, and EDB Investments Pte. Ltd., or EDB Investments, relating to the joint ownership of Fab 6. In 1999, Hewlett-Packard spun-off certain of its businesses, including its semiconductor business, to a new company, called Agilent Technologies, Inc., or Agilent Technologies. In connection with the spin-off, Hewlett-Packard assigned and /or novated its rights and obligations under the agreements it had entered into with us, including the agreements of its subsidiaries (including HP Europe), to Agilent Technologies or its subsidiary, Agilent Technologies Europe B.V., or Agilent Technologies Europe. In particular, Agilent Technologies Europe was substituted as a party to the strategic alliance agreement in place of HP Europe by a Deed of Accession and Ratification dated November 9, 1999. The Restated Joint Venture Agreement dated October 23, 2001 contains the CSP joint venture agreement together with subsequent amendments. (see "Item 19. Exhibits -- Exhibit 4.14"). We were obliged to make a total of S$367.2 million ($213.2 million) in equity contributions to CSP, the final payment of which was made in November 2000.

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

     Pursuant to a technology transfer and license agreement, both we and Agilent Technologies have contributed the process technologies needed by CSP. Such process technologies are licensed to CSP for its own use and CSP cannot sub-license them to others. In addition, we and Agilent Technologies cross-license the rights to use such technologies to one another. These cross-licenses allow our respective companies to use the process technologies and related intellectual property licensed to CSP in our respective manufacturing facilities for our general businesses even if such are not related to

CSP. Agilent Technologies has ceased its technology development for technology nodes beyond 0.25um, and as such, Agilent Technologies will cease to contribute any process technologies involving these technology nodes to CSP and CSP will instead rely solely on the process technologies contributed by our company.

     U.S. GAAP generally requires consolidation of all majority owned (greater than 50%) subsidiaries. However, as a result of certain provisions that were contained in the strategic alliance agreement, the minority shareholders of CSP were deemed to have substantive participative rights which overcame the presumption that we should consolidate CSP. Therefore, CSP was accounted for under the equity method in our financial statements prior to October 1999.

     Effective October 1, 1999, we, Agilent Technologies Europe and EDB Investments amended our strategic alliance agreement. The amendment eliminated some of CSP's minority shareholders' approval rights over CSP's annual business plan. It also increased the thresholds for asset dispositions, borrowings and capital expenditures that would require the approval of CSP's minority shareholders. We believe that these changes eliminate CSP's minority shareholders' substantive participative rights in CSP. As a result of this, we have treated CSP as a consolidated subsidiary from October 1, 1999 forward.

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

     In connection with the above sale by Agilent Technologies Europe and the modification of CSP's ownership structure, the parties entered into a Deed of Accession and Ratification dated October 22, 2001 relating to the Joint Venture Agreement dated March 13, 1997 as amended by Amendment Agreement (No. 1) dated July 4, 1997 and Amendment Agreement (No. 2) dated October 1, 1999 and Deed of Accession and Ratification dated November 9, 1999 in respect of CSP. The above amendments to the Joint Venture Agreement have been consolidated in a Restated Joint Venture Agreement effective as of October 23, 2001, a copy of which is filed as Exhibit 4.14 hereto.

     The reduction in Agilent Technologies Europe's ownership in CSP in October 2001 has also had an impact on Agilent Technologies' obligation to purchase a minimum number of wafers per year and rights to purchase a maximum number of wafers per year from CSP. Such reduction has automatically resulted in a reduction in Agilent Technologies' maximum capacity entitlement and in the financial obligation associated with its minimum wafer purchase commitment requirement, in accordance with the terms of the Assured Supply and Demand Agreement, which agreement and amendments are filed as Exhibits 4.16, 4.17 and
4.18 hereto. However, if during the two-year period beginning October 23, 2002, Agilent Technologies Europe exercises its option to reacquire the ownership interest, such reacquisition will also lead to an increase in the related capacity entitlement and purchase requirement.

     As part of Agilent Technologies' strategy that led to Agilent Technologies Europe reducing its ownership in CSP in October 2001, the parties further agreed that directors appointed by Agilent Technologies Europe would no longer have voting rights although they will still remain on CSP's Board of Directors and retain all their other existing rights and obligations. In addition, Agilent Technologies Europe is no longer a member of CSP's management committee. This change regarding CSP is reflected in an Amendment Agreement No. 1 dated January 31, 2002 to the Restated Joint Venture Agreement, a copy of which is also filed as Exhibit 4.15 hereto.

     As of December 31, 2002, CSP's Board of Directors comprises of eight directors. As long as we own more than 50% of CSP, we can elect four of the directors. Agilent Technologies Europe can elect two directors as long as it owns at least 15% of CSP, EDB Investments can elect one director as long as it holds any ownership interest in CSP and Singapex can elect one director as long as it holds 7.5% of CSP.

SILICON MANUFACTURING PARTNERS

     In December 1997, we entered into the SMP strategic alliance with Lucent Technologies Microelectronics Pte. Ltd. or Lucent Technologies Microelectronics, now known as Agere Systems Singapore Pte. Ltd. or Agere Systems Singapore, relating to the joint ownership of Fab 5.

     Agere Systems Singapore has a 51% equity interest in SMP and we have a 49% equity interest. We were obligated to make S$208.3 million ($121.0 million) in equity contributions to SMP. The final contribution was made in July 2000. SMP's Board of Directors is comprised of five directors, three of which are elected by Agere Systems Singapore and two of which are elected by us. We also nominate the chairman of the Board of Directors and the general manager, while Agere Systems Singapore names the finance director.

     SMP operates Fab 5, which is adjacent to our Fab 3 building. SMP owns the equipment used in Fab 5 and leases the space for Fab 5 from us. Please see "Item
7. Major Shareholders and Related Party Transactions -- Related Party Transactions" for a description of this lease.

     Pursuant to an assured supply and demand agreement that both the joint venture partners signed with SMP, we are each required to purchase a specified percentage of Fab 5's output. However, if one party does not purchase its share of wafers, the other party is entitled to utilize that unused capacity. In the event such other party does not utilize the unused capacity, the party who does not purchase its entitlement will be required to compensate SMP for any unrecovered costs it incurs in connection with such unused capacity.

     Pursuant to our agreement, the SMP strategic alliance continues indefinitely until it is terminated by written notice from or by either party. Neither party may give such written notice of termination until after 2006, and the termination of the alliance will take effect two years from the date of such termination notice. In addition, the parties may only transfer their interests to their respective affiliates. Upon our dissolution, winding up or liquidation, Agere Systems Singapore can purchase all of our interests in SMP for fair value, as defined in the agreement. Upon our serious, uncured breach, Agere Systems Singapore has the right to sell all of its interest in SMP to us for the higher of fair value or the value of its interest based on SMP's net book value, as defined in the agreement. Upon Agere Systems Singapore's dissolution, winding up or liquidation, we have the right to purchase all of its interest in SMP for fair value. Upon Agere Systems Singapore's serious, uncured breach, we have the right to purchase all of its interest in SMP for 90% of fair value. Upon a change of control of a party, the other party has the right to purchase, at fair value, all of such party's interest in SMP.

     Pursuant to a cost sharing agreement, we perform certain management and corporate support activities for the benefit of SMP including accounting, financial and human resources. Under this agreement, SMP is allocated a portion of our costs in performing such activities. Although such agreement may be terminated by either party in certain instances, we expect the cost sharing agreement to remain in place during the term of this strategic alliance.

     Pursuant to a technology transfer and license agreement dated February 17, 1998, (see "Item 19. Exhibits -- Exhibit 4.22") both we and Agere Systems Singapore contribute the process technologies needed by SMP. Such process technologies are licensed to SMP for its own use and SMP cannot sublicense them to others. We and Agere Systems Singapore categorize our licensed technologies as restricted and unrestricted technologies. We and Agere Systems Singapore cross-license the unrestricted technologies to one another. These cross-licenses allow our respective companies and subsidiaries to use certain process technologies and related intellectual property licensed to SMP in our respective manufacturing facilities for our general businesses even if such uses are not related to SMP. We do not cross-license the restricted technologies with one another, which means that only SMP can use such restricted process technologies and intellectual property. The above technology transfer and license agreement has since been amended three times, by an Amendment Agreement (No. 1) dated July 27, 2000 (see "Item 19. Exhibits -- Exhibit 4.23") and an Amendment Agreement (No.2) dated March 22, 2001 (see "Item 19. Exhibits -- Exhibit 4.24") and an Amendment Agreement (No. 3) dated March 28, 2002 (see "Item 19. Exhibits --
Exhibit 4.25"), all for the purpose of updating the list of process technologies transferred by each of our company and Agere Systems Inc. into SMP.

     Agere Systems Singapore, (formerly Lucent Technologies Microelectronics), was formerly a subsidiary of Lucent Technologies Inc. In 2002, Lucent Technologies Inc. spun off its microelectronics business to a new company, named Agere Systems Inc., a fully independent company. As part of the restructuring, Lucent Technologies Microelectronics ceased to be a subsidiary of Lucent Technologies Inc., and is now a subsidiary of Agere Systems Inc. and was renamed Agere Systems Singapore Pte. Ltd., or Agere Systems Singapore.

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

     Under the assured supply and demand agreement mentioned above, the allocated wafer capacity billed and billable to us was $40.2 million for the year ended 2002. Such costs are included in our equity in income (loss) of SMP.

     In 2002, SMP's net revenue increased by 2.7% to $205.5 million as a result of higher shipments, partly offset by lower average selling prices. Cost of revenue increased as a result of higher depreciation due to higher installed capacity, resulting in higher gross loss. Included in its other operating income is allocated wafer capacity cost recovery amounting to $49.5 million. Please see notes 14 and 15 to SMP's financial statements included elsewhere in this document. SMP incurred a net loss of $23.4 million in 2002 compared to net profit of $53.8 million in 2001 mainly due to lower allocated wafer capacity cost recovery.


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

     We do not design semiconductor devices for our customers. If requested, we assist our customers in the design process by providing them with access to our partners' EDA tools, design libraries and IP and design services which are proven and have been qualified for our manufacturing processes. Our field design engineers assist our customers during the development process to ensure that their designs can be successfully manufactured in volume.

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


CUSTOMERS AND MARKETS

     We manufactured semiconductors for over 100 different active customers in 2002. Our top five customers accounted for approximately 43.2% and 53.1% of our revenue in 2001 and 2002, respectively. Other than Agilent Technologies who accounted for more than 10% of our revenue in both 2001 and 2002, Motorola and Broadcom also accounted for more than 10% of our revenue in 2002.

     The following table sets forth our top five customers for 2002 in order of revenue:

CUSTOMER                   REPRESENTATIVE PRODUCTS OR APPLICATIONS
--------                   ---------------------------------------
Agilent Technologies       Computer peripherals, networking and wireless communication
Motorola                   Wired and wireless communications
Broadcom                   Cable modem/set-top box and ethernet transceivers
Ricoh                      Computer peripherals
Standard Microsystems      Connectivity for high speed communication and computing applications

     We categorize a sale geographically based on the country in which the customer is headquartered. The following table sets forth the geographical distribution, by percentage, of our net sales for the periods indicated:

                2000     2001     2002
                ----     ----     ----
USA              60%      67%      71%
Taiwan           12       16       10
France            8        6        4
Japan             4        6       10
Netherlands       3        1        0
Germany           1        2        3
Sweden           10        0        0
Others            2        2        2
                ---      ---      ---
Total           100%     100%     100%
                ===      ===      ===


     We expect that the majority of our sales will continue to be made to companies headquartered in the U.S. or to overseas affiliates of U.S. companies. All of our sales are direct sales to our customers with delivery in Singapore. We provide customer support in the U.S. through a wholly-owned subsidiary located in Milpitas, California which has additional offices in Boston, Massachusetts and Austin, Texas. We also maintain customer support offices in Hsin-Chu, Taiwan; Yokohama, Japan; Paris, France; London, United Kingdom; Munich, Germany and as of August 2002, in Shanghai, China, as part of our company's long term strategy for China. We no longer have an office in Taipei, Taiwan, as we have consolidated our former offices in Taipei and Hsin-Chu into a new larger facility in Hsin-Chu. We have also consolidated our former office in Stockholm, Sweden with our London office for economies of scale.

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

     In 1996, we introduced our Chartered On-Line Access Services System, through which our customers are provided secure access via the Internet to critical manufacturing data as their products move through the fab. We plan to launch by the second quarter of 2003 the first phase of our e-Business strategy and will continue to develop the remaining phases. Our e-Business strategy will provide our customers with improved information access, data exchange and e-Business functionality over the Internet. In addition to implementing Rosettanet standards for our e-Business, we also plan to support business to business transactions using our customers' and suppliers' specified formats. As part of our commitment to continued improvement in service to our customers, we plan to enhance our web services, on-line information portal and design collaboration support.


RESEARCH AND DEVELOPMENT

     The semiconductor industry is characterized by rapid and relentless technical advances. We believe effective research and development is essential to our success, as that research and development spawns the leading-edge technologies that are critical to attracting and retaining customers who design highly sophisticated semiconductors. In 2000 and 2001, we invested approximately $74.9 million and $82.9 million respectively, in research and development. Those investments represented approximately 6.6% and 17.9% of our net revenue for the respective periods. In 2002, our research and development expenditures increased to approximately $95.3 million, or approximately 21.2% of our net revenue for the year. For 2003, we plan to increase our research and development investments and currently project our spending to be approximately $120 million. As of December 31, 2002, we employed 279 professionals in our research and development department, 43 of whom have Ph.Ds.

     Our investment in research and development allows us to continue developing new and advanced processes, with line width geometries down to 60nm for the 90nm technology node, as well as fund research activities for the 65nm technology node. The research and development programs are structured to ensure that our baseline manufacturing processes accommodate new technology modules that are the heart of highly differentiated system-level applications.

     Periodically, we update our technology roadmap based on industry trends, expected customer adoption of the technology and our internal development plans. During 2002, the technology node expected to follow 0.13um has generally been re-targeted by the industry to 90 nanometer (nm) instead of 100nm. Also, we believe customer adoption of 90nm technology will occur later than earlier thought due primarily to industry challenges with 0.13um technology. Accordingly, we have re-targeted our 100nm development program to 90nm and have re-aligned our internal development schedule.

     Our technology alliances with leading semiconductor suppliers contribute to our development of new process technologies. For example, in November 2002, we entered into a multi-year joint development agreement with IBM designed to provide customers with greater access to leading-edge semiconductor technologies and sourcing flexibility. Under the agreement, the parties will jointly develop and align on 90nm and 65nm logic processes for foundry chip production on 300-mm silicon wafers (See "Item 19. Exhibits -- Exhibits 4.35 to 4.38"). Additionally, the parties may explore an extension to the agreement to include 45nm technologies. To assist foundry customers in designing with these technologies, IBM and Chartered have also agreed to work together with third-party providers of design tools and open-standard formats to help customers more easily move their products between the two companies for production. Our agreement with IBM also includes a reciprocal manufacturing arrangement between the parties. For more details on the reciprocal manufacturing arrangement, please see "Item 4. Information on Our Company -- Manufacturing Facilities".

     We have, together with Agere Systems Inc., successfully completed the joint development of 0.18um back end of line or BEOL copper and aluminum processes in December 2000. Apart from the above, we have a separate July 2000 joint development agreement with Agere Systems Inc. addressing the development of CMOS process technologies at the 0.13um, 0.10um and 0.08um technology nodes. As a result of Agere System Inc.'s recent initiatives to increase manufacturing flexibility, we have worked together with Agere Systems Inc. to modify our joint development agreement so that it would better align with Agere System Inc.'s fab-lite strategy. An amendment to the original July 2000 joint development agreement was signed on June 28, 2002. Development work on the first node, 0.13um has been substantially completed. Under the amended agreement, we are to continue with the sole development of the other technology nodes and in this connection, we are free to engage with other technology partners on these other nodes. As a result, we have converged our 90nm development program with the joint development that we have engaged in with IBM described above.

     While we also have an existing technology development agreement with the former microelectronics arm of Ericsson for the development of RF CMOS and BiCMOS process technologies, Ericsson Microelectronics has since been acquired by Infineon Technologies in September 2002, and parties are in discussions on the impact of this change of ownership on the agreement. Currently, the implementation of 0.18um and 0.25um RFCMOS process technologies has been completed, with the implementation of 0.25um BiCMOS process technologies still remaining. We do not anticipate that this will have a significant impact on our performance, as we have access to alternative technology. For example, in September 2002, we entered into a collaboration agreement with IMEC, Europe's leading independent research and development centre for microelectronics. The purpose of the agreement is to enable us to offer 0.18um silicon germanium
(SiGe) BiCMOS manufacturing capabilities by the second half of 2003. The information transfer from IMEC has been completed, while the process installation is still in progress.

     We have received research grants from various agencies of the Government of Singapore. These grants provide funding for a portion of our research and development related capital expenditures, for the training and staffing costs associated with some of our process technology development programs and to implement cost-effective solutions to meet our power quality needs. $29.5 million of the grants were disbursed to us in 2002. The grants are disbursed based on the amount of expenditures incurred and achievement of program milestones. The main conditions attached to the grants are the completion of the project to which the grant relates and the certification of the qualifying costs incurred.

EQUIPMENT AND MATERIALS

     We depend on a limited number of manufacturers that make and sell the complex equipment that we use in our manufacturing processes. The principal pieces of equipment we use to manufacture semiconductors are scanners, steppers, tracks, etchers, furnaces, wet stations and implanters and sputtering, chemical vapor deposition and chemical mechanical planarization equipment. In periods of high market demand the lead times from order to delivery of some of such equipment can extend beyond 12 months. We seek to manage this process through early reservation of appropriate delivery slots and constant communication with our suppliers.

     Our manufacturing processes use highly specialized materials, including semiconductor wafers, chemicals, gases, targets and masks. We depend on our vendors of these materials and seek to have more than one vendor for our material requirements. To maintain competitive manufacturing operations, we must obtain from our vendors, in a timely manner, sufficient quantities of quality materials at acceptable prices. We source most of our materials, including critical items such as semiconductor wafers, from a limited group of vendors. We purchase most of our key materials on a blanket purchase order basis. We typically do not have long term contracts with our vendors. Although some of our blanket purchase order contracts contain price and capacity commitments, these commitments tend to be short term in nature. For those materials that are wholly procured from one source, we continuously look to identify and qualify alternative sources of supply. We have agreements with key material vendors under which they hold inventory on consignment for us. We are not under any obligation to purchase inventory that is held on consignment until we actually use it. We typically work with our suppliers to forecast our raw material requirements up to one year in advance.


INTELLECTUAL PROPERTY

     Our success depends in part on our ability to obtain patents, licenses and other intellectual property rights covering our production processes. To that end, we have acquired certain patents and patent licenses and intend to continue to seek patents on our production processes.

     As of December 31, 2002, we had filed an aggregate of 1,525 patent applications worldwide, (758 of which had been filed in the U.S.) and held an aggregate of 679 issued patents worldwide (503 of which are issued U.S. patents). Of the 758 aggregate applications filed in the U.S., 503 had been issued as of December 31, 2002 and 31 had been allowed but not issued. Those 31 allowed patents will be issued if and when we pay the applicable issuance fee. (Note: References to aggregate figures include not only the figures for the year itself but figures for previous years as well. Accordingly, if an aggregate of 1,525 patent applications have been filed as of December 31, 2002, these include not only the patent applications filed in 2002 but all patent applications previously filed by the company.)

     The results of our U.S. patent filing and issuing showed improvement in the aggregate number of patents filed and issued as of 2002 compared with those as of 2001. As of December 31, 2002, there were 19.2% more aggregate number of patents filed in the U.S. compared with the corresponding figures as of the previous year, while there were 40.5% more aggregate number of patents issued in the U.S., compared with the corresponding figures as of the previous year.

     The number of U.S. patents issued to Chartered for each year (excluding those issued for previous years) was 79, 143 and 145 in 2000, 2001 and 2002 respectively. In the year 2002 alone, the number of patents filed in the U.S. for that year showed an increase of 5.2% over the number of patents filed in the U.S. for the year 2001 alone, while the number of patents issued in the U.S. for both years remained almost the same.

     Our issued patents have expiration dates ranging from 2011 to 2022. All of the allowed and pending patents will expire after 2023. We have also entered into various patent licenses and cross-licenses with major semiconductor companies. We may choose to renew our present licenses or to obtain additional technology licenses in the future. There can be no assurance that any such licenses could be obtained on commercially reasonable terms.

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


EMPLOYEES

     In October 2002, Chartered took steps to reduce its worldwide workforce by approximately 300 people, or about 7% of its total employment, as a result of a reassessment of the pace of recovery in the global semiconductor industry. As of December 31, 2002, as a result of the above reduction in workforce, the global slowdown in the semiconductor industry and very selective hiring during the year, our total staff strength was reduced by 10% from last year to 3,543 employees, with 1,214 in process and equipment engineering, 1,047 in manufacturing operations, 589 in manufacturing support, 279 in research and development and 414 in administration, marketing and finance. Geographically, Chartered employs 87 employees in the U.S., 10 in Taiwan, 8 in Japan and 21 in Europe, with the remainder in Singapore. We consider our relationship with our employees to be good. Our employees are not members of a union. In addition, certain corporate support services, such as treasury, cash management, internal audit, training and executive resources, are carried out by employees of ST on our behalf. Please see "Item 7. Major Shareholders and Related Party Transactions -- Related Party Transactions" for a discussion of the services provided to us by ST.

     In February 2003, we announced our plans to phase out Fab 1 and to consolidate its business into Fab 2 over an estimated 13 month transition period. We currently employ approximately 500 people in Fab 1, about half of whom are production operations. We are taking measures to incentivize Fab 1 employees to stay on during the transition period so that employment in Fab 1 will be maintained through March 31, 2004 in order to ensure the smooth transfer of business to Fab 2. Although we expect employment in Fab 1 to be maintained during the transition period, we cannot assure you that these employees will continue to stay. After the transition period has expired in March 31, 2004, we do not anticipate having positions for Fab 1 employees.

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

     Following the tragic events of September 11, 2001 and the increased risk of terrorist attacks, the costs of insurance coverage have risen sharply and continue to remain high. For example, the premiums we paid for our renewal of our insurance coverage commencing from January 2002 were 2.2 times more than premiums we paid for such coverage for the previous year and remained at almost the same levels for 2003. Further, the resulting shortage of capacity in the insurance market has also led to increasing difficulty and costs in securing adequate coverage and in obtaining coverage on the same terms as were previously available.


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


DESCRIPTION OF PROPERTY

     All of the fabrication facilities and our corporate offices are located in Singapore. Fab 1 is located on land leased from Ascendas Land (Singapore) Pte. Ltd. or Ascendas (formerly known as "Technology Parks Pte. Ltd."), a private company wholly-owned by Jurong Town Corporation, or JTC, a statutory board established by the Government of Singapore to develop and manage industrial estates in Singapore. The lease runs until 2017 with a conditional option to extend for another 30 years. Following the announcement of our plans to consolidate Fab 1's business into Fab 2, we are in discussions with Ascendas on the future of the lease.

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

     Fab 7 is located on land licensed to ST by JTC for a period of three years commencing from March 1, 2000 under the terms of a Building Agreement dated July 30, 2001 for the purpose of entering and building on the land (see "Item 19. Exhibits -- Exhibit 4.52"). Under an Agreement for Sub-License and Sub-Lease with ST dated July 30, 2001, (see "Item 19. Exhibits -- Exhibit 4.51"), we have a sub-license from ST to this land for a term of three years less one day commencing from March 1, 2000, with license fee payments equal to the license fees payable by ST to JTC under the Building Agreement. While this sub-license has recently expired, we are in negotiations with ST and JTC to extend it and have secured in-principle approval from such entities for such extension. Upon the completion of the Fab 7 building and the satisfaction of certain conditions (such as investment criteria) contained in the Building Agreement, we expect JTC to lease the land where Fab 7 is located to ST. We expect to sub-lease this land from ST for a term of 30 years less 1 day with rental payments equal to the rent paid by ST to JTC.


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


OVERVIEW

     Chartered is one of the world's leading semiconductor foundries. We provide comprehensive wafer fabrication services and technologies to semiconductor suppliers and manufacturers of electronic systems. We currently own, or have an interest in, five fabrication facilities, all of which are located in Singapore. Fabs 1, 2 and 3 are wholly-owned by our company. Fab 5 is operated by SMP, of which we hold a 49% equity interest and account for using the equity method of accounting. Fab 6 is owned and operated by CSP, of which we own a 51% equity interest and account for as a consolidated subsidiary. Fab 7, which will be developed as the company's first wholly-owned 300-mm facility, is ready for equipment installation.

     U.S. GAAP generally requires consolidation of all majority-owned (greater than 50%) subsidiaries. However, as a result of certain provisions that were contained in our strategic alliance agreement with respect to CSP, the minority shareholders of CSP were deemed to have substantive participative rights which overcame the presumption that we should consolidate CSP. Therefore, CSP was accounted for under the equity method in our financial statements up till October 1, 1999. As a result of an amendment to the strategic alliance agreement, we have treated CSP as a consolidated subsidiary from October 1, 1999 forward. Please see "Item 4. Information on Our Company -- Strategic Alliances -- Chartered Silicon Partners" for a discussion of this amendment.

     As of February 28, 2003, we were 60.5% owned by ST and its affiliate. We have a service agreement with ST pursuant to which we currently pay ST an annual management fee for certain management and corporate support services based on a service based fee arrangement.

     According to the Semiconductor Industry Association, the long-term growth rate for the worldwide semiconductor industry is expected to be 8% to 10%. However, the semiconductor industry is highly cyclical. Fabs can take several years to plan, construct and begin operations. Therefore, during periods of favorable market conditions, semiconductor manufacturers often begin building new fabs in response to anticipated demand growth for semiconductors. In addition, upon operation, fabs increase production volumes rapidly. As a result, large amounts of semiconductor manufacturing capacity typically become available during the same time period. In the absence of growth in demand, this sudden increase in supply results in semiconductor manufacturing over-capacity, which leads to sharp drops in semiconductor prices.

     From 1996 through the second quarter of 1998, a number of sectors of the semiconductor industry were in a state of over-capacity resulting in sharp declines in the average selling price of semiconductor wafers and completed semiconductor devices. However, from the fourth quarter of 1998 until the end of 2000, global semiconductor demand grew at an accelerated pace. Towards the end of 2000, this growth began to slow, and in 2001, the semiconductor industry experienced the sharpest contraction on record, in excess of 30%, with severe declines in end markets, a protracted correction of abnormally high inventories and a weakening global economy. Industry recovery began in 2002 but it has been slower than expected due to weak global economies. Semiconductor industry revenues in 2002 remained well below peak levels reached in 2000. Further, the outbreak of war between the U.S. and Iraq could potentially lead to a further deterioration of economic conditions in the U.S. and elsewhere.

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

     Semiconductor market conditions began to improve in the fourth quarter of 1998 and our capacity utilization rates improved to 92% in the first quarter of 1999 and exceeded 100% from the second quarter of 1999 through the third quarter of 2000. During this period of high capacity utilization, our gross profits and net income showed progressive improvement as better economies of scale and operating leverage took effect on the back of rising demand. In the fourth quarter of 2000, the growth rate of the semiconductor market began to slow and our utilization rate declined to 94%. In 2001 and 2002, the severe contraction in the semiconductor industry mentioned above resulted in an average utilization rate of 35% and 37% for 2001 and 2002 respectively, with a low of 22% in the third quarter of 2001. As a result of this, we suffered significant net losses in 2001 and in 2002. We estimate that our capacity utilization in the first quarter of 2003 will be in the low 40s percentage, compared to 39% in the fourth quarter of 2002, as market demand remains weak and the over-capacity in market supply continues.

     Our production generally begins upon receipt of purchase orders from our customers. Some of our customers are entitled to a discount on a fixed number of wafers per period. Sales subject to these discounts were approximately 28% and 26% of total revenue in 2001 and in 2002, respectively.

     Our 1999 share option plan is accounted for as a fixed option plan. Compensation expense represents the difference between the exercise price of employee share option grants and the fair value of our ordinary shares at the date of the grant, recognized over the vesting period of the applicable options. As a result of our October 2002 Rights Offering, changes were made to both the exercise price and the number of all outstanding options offered as granted. Please see "Item 6. Directors, Senior Management and Employees -- Employee Benefit Plans -- Share Option Plan 1999" and "Item 10. Additional Information -- Rights Offering " for additional information.

     We expect that a significant change to the rate of inflation and the changing prices of our equipment and materials may affect our cost of operations and impact our net income. Based on the generally low inflation rates in Singapore for the years ended December 31, 2000, 2001 and 2002, we believe that such changes in Singapore inflation rates did not have a material impact on our cost of operations or net income.

     We accrued a liability and recorded a charge of $11.6 million to reflect the estimated loss on a licensing agreement in 2000. The loss represents the estimated amounts to be paid to the licensor as a result of restructuring the terms of the agreement. The loss has been charged to 2000 results of operations as we do not expect to derive value from the payments in future periods. In 2002, we accrued a liability and recorded a charge of $10.0 million associated with the workforce re-sizing announced in October 2002 and a fixed asset impairment charge. Annual savings in payroll and benefits are expected to be approximately $8 million.

     On February 13, 2003, the company announced its strategy for moving faster towards its return to profitability with plans to enhance the company's growth potential and improve its cost structure. This included phasing out Fab 1's business and consolidating its business into Fab 2 by March 2004, together with corresponding work force reduction for Fab 1 employees. For more details, please see "Item 4. Information on Our Company -- Description of Business" and "Item 4. Information on Our Company -- Employees". The pre-tax costs associated with retention, work force reduction, plant closure, customer assistance and other related expenses are estimated to total approximately $18 to $22 million, not including potential gains on disposition of fixed assets. Timing of recognition of these expenses will begin in the first quarter of 2003 and continue over the periods until the closure is complete. Approximately three-quarters of these expenses are expected to be recognized in 2003, with approximately $4 million recognized in the first quarter.


CRITICAL ACCOUNTING POLICIES

Our critical accounting policies are as follows:

- depreciation, amortization and valuation of long-lived and intangible assets;
-    valuation of inventory; and
-    sales returns, product warranties and allowances for doubtful accounts.


Depreciation, amortization and valuation of long-lived and intangible assets

     Our results of operations are generally affected by the capital-intensive nature of our business. A large proportion of our costs of revenues are fixed in nature. The major component of our fixed costs included in our cost of revenue relates to depreciation on wafer fab properties, plant and equipment.

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

     The depreciation useful life estimates reflect our estimate of the periods that we expect to derive economic benefits from the use of our property, plant and equipment. In estimating the useful lives and determining whether subsequent revisions to the useful lives are necessary, we consider the likelihood of technological obsolescence arising from changes in production techniques or in market demand. The effect of any future changes to the estimated useful lives of our property, plant and equipment could be significant to our results of operations. Depreciation charged to results of our operations amounted to $333.3 million, $429.5 million and $434.3 million for 2000, 2001 and 2002, respectively.

     We capitalize interest with respect to major assets under installation and construction until such assets are ready for use. Interest capitalized is based on the average cost of the company's pooled borrowings.

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

     Due to the cyclical nature of our industry and changes in our business strategy or market requirements, we may not be able to anticipate declines in the utility of our equipment. Consequently, impairment charges may be necessary in the future.

     In the course of our operations, we enter into technology license arrangements in order to advance our process technologies. When such arrangements require the payment of an initial license fee, the fee is recorded as an intangible asset and amortized on a straight-line basis over the estimated useful life of the license. We routinely review the remaining estimated useful lives of our capitalized technology licenses. We also review our capitalized technology licenses for impairment whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. In 2000, we recorded a $11.6 million charge related to a technology license which no longer met our requirements.

     We intend to continue to advance our process technologies and we expect to enter into additional technology licenses in the future. Due to the nature of our business and the changing needs of our customers, further impairment charges in respect of technology licenses could occur in the future.


Valuation of inventory

     Our inventories are stated at the lower of cost, determined on the weighted average basis, or net realizable value. We capitalize labor and overhead costs associated with the manufacture of our products. Cost is generally computed on a standard cost basis, based on normal fab capacity utilization, with unrecovered costs arising from underutilization of capacity expensed when incurred. Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make a sale.

     We routinely review our inventories for their saleability and for indications of obsolescence to determine if inventories should be written-down to net realizable value. Judgments and estimates must be made and used in connection with establishing such allowances in any accounting period. In estimating the net realizable value of our inventories, we consider the likelihood of spoilage or changes in market demand for our inventories. If the inventories are sold for less than the estimated net realizable value, it could be material to our results of operations.


Sales returns, product warranties and allowances for doubtful accounts

     Revenue is recognized upon shipment provided title and risk of loss has passed to the customer, there is evidence of a final understanding between us and the customers as to the specific terms of the agreed upon sales, selling prices to the customers are fixed or determinable and collection of the sales revenue is reasonably assured. Revenue represents the invoiced value of goods and services supplied, excluding goods and services tax, less allowances for sales returns.

     The process technology for the manufacture of semiconductor wafers is highly complex. The presence of contaminants, difficulties in the production process, disruption in the supply of utilities or defects in key materials and tools can all cause reductions in device yields and increase the risk of claims under our warranty guarantees and sales returns. We make estimates of potential warranty costs and sales returns related to current period product revenue. We provide for such costs based upon historical experience and our estimate of the level of future claims. Additionally, we accrue for specific items at the time their existence is known and the amounts are estimable. Significant management judgments and estimates must be made and used in connection with establishing the warranty and sales return allowances in any accounting period. Material differences may result in the amount and timing of our revenue for any period if we make different judgments or utilize different estimates. As at December 31, 2002, our sales return allowance balance was $6.3 million and our provision for warranties was $4.4 million.

     Similarly, we must make estimates of the collectability of our accounts receivable. We review the accounts receivable on a periodic basis and make specific allowances when there is doubt as to the collectability of individual receivable balances. In evaluating the collectability of individual receivable balances, we consider the age of the balance, the customer's historical payment history, their current credit-worthiness and current economic trends. We believe that we adequately manage our credit risk through our evaluation process, credit policies, and credit control and collection procedures. However, losses on amounts receivable from our largest customers could be material to our results of operations. As at December 31, 2002, our allowance for doubtful accounts was $2.5 million.

RESULTS OF OPERATIONS

     The following table sets forth certain operating data as a percentage of net revenue for the periods indicated:

                                                Year ended December 31,
                                             ------------------------------
                                              2000        2001       2002
                                              ----        ----       ----
Net revenue                                  100.0%      100.0%      100.0%
Cost of revenue                               66.1       143.8       140.0
                                             -----       -----      ------
Gross margin (loss)                           33.9       (43.8)      (40.0)
                                             -----       -----      ------

Operating expenses:
  Research and development                     6.6        17.9        21.2
  Fab start-up costs                           2.4         2.9         1.9
  Sales and marketing                          3.1         8.3         9.2
  General and administrative                   7.0         9.1         9.7
  Stock-based compensation                     0.2         0.2        (0.1)
  Other operating expenses                     1.0           -         2.2
                                             -----       -----      ------
     Total operating expenses                 20.3        38.4        44.1
                                             -----       -----      ------
Operating income (loss)                       13.6       (82.2)      (84.1)

Other income (expense):
  Equity in income (loss) of SMP               0.7       (20.0)      (18.9)
  Other income                                 1.1         4.3         5.4
  Interest income                              4.8        10.0         3.7
  Interest expense                            (1.5)       (8.6)       (9.3)
  Exchange gain  (loss)                        0.7         0.9        (0.4)
                                             -----       -----      ------
Income (loss) before income taxes             19.4       (95.6)     (103.6)
Income tax expense                            (1.6)       (3.1)       (1.6)
                                             -----       -----      ------
Income (loss) before minority interest        17.8       (98.7)     (105.2)
Minority interest in loss of CSP               3.8        15.7        12.4
                                             -----       -----      ------
Net income (loss)                             21.6%      (83.0)%     (92.8)%
                                             =====       =====      ======


YEARS ENDED DECEMBER 31, 2001 AND DECEMBER 31, 2002

     Net revenue. We generate revenue primarily from fabricating semiconductor wafers. In addition, we derive revenue from associated subcontracted assembly and test services. Revenue is recognized upon shipment of goods to our customers. Net revenues were $449.2 million in 2002, down 2.9% compared to $462.7 million in 2001.

     Wafer shipments increased from 390.7 thousand wafers in 2001 to 417.0 thousand wafers in 2002, an increase of 6.7%. Average selling prices decreased by 9.0% to $1,077 per wafer in 2002 compared to $1,184 per wafer in 2001. The decrease in average selling prices was due primarily to pricing declines which more than offset the favorable impact of a richer product mix.

     Cost of revenue and gross loss. Cost of revenue includes depreciation expense, attributed overhead, cost of labor and materials as well as subcontracted expenses for assembly and test services. Cost of revenue decreased 5.5% from $665.3 million in 2001 to $628.7 million in 2002 primarily due to reductions in manufacturing costs. Gross loss was $179.5 million, or 40.0% of net revenues, down from a gross loss of $202.6 million, or 43.8% of net revenues a year ago, due primarily to lower manufacturing cost such as depreciation and payroll costs.

     Research and development expenses. Research and development expenses consist primarily of salaries and benefits for research and development personnel, depreciation of research and development equipment and material expenses for development wafers. Research and development expenses increased by $12.4 million, or 14.9%, from $82.9 million in 2001 to $95.3 million in 2002, due to increased investments to accelerate the company's technology roadmap, which provide customers a breadth of processes enabling systems-level integration.

     Fab start-up costs. Fab start-up costs represent costs incurred (other than capitalized costs, including capitalized interest related to acquisition or construction of property, plant and equipment) in connection with the establishment of new fabs and operations. Fab start-up costs, all related to Fab 7, decreased from $13.3 million in 2001 to $8.3 million in 2002, primarily due to the decision to delay equipping the fab, as a result of the overall depressed market environment for the semiconductor market.

     Sales and marketing expenses. Sales and marketing expenses consist primarily of salaries and benefits for sales and marketing personnel, expenses associated with overseas offices, wafer samples, promotions and receivables provisions. Sales and marketing expenses increased by 6.5% from $38.7 million in 2001 to $41.2 million in 2002, primarily due to expansion of worldwide sales and marketing activities to further enhance the level of customer support.

     General and administrative expenses. General and administrative expenses consist primarily of salaries and benefits for administrative personnel, depreciation of non-production equipment consultancy, legal and professional fees and recruitment and training expenses. General and administrative expenses increased by 3.5% from $41.9 million in 2001 to $43.4 million in 2002.

     Other operating expenses. In 2002, we recorded a charge of $5.2 million associated with the workforce re-sizing announced in October 2002 and a fixed asset impairment charge of $4.8 million. The restructuring charged relating to workforce re-sizing reflects the costs of the compensation package paid to the affected employees and has been substantially paid. Annual savings in payroll and benefits is expected to be approximately $8 million.

     Equity in income (loss) of SMP. Our equity share of the loss in SMP decreased from $92.7 million in 2001 to $84.8 million in 2002, due primarily to higher SMP revenues. Please see "Item 4. Information on Our Company -- Strategic Alliances -- Silicon Manufacturing Partners" and the stand-alone financial statements of SMP included elsewhere in this document.

     Other income. Other income increased 19.8%, from $19.7 million in 2001 to $23.6 million in 2002, primarily due to an increase in grant income.

     Interest income. Interest income decreased 64.0%, from $46.2 million in 2001 to $16.6 million in 2002, due to lower interest rates and to a lesser extent, a lower average cash balance.

     Interest expense. Interest expense increased 5.1%, from $39.7 million in 2001 to $41.7 million in 2002 primarily due to higher average outstanding loan, partly offset by a lower average interest rate.

     Exchange gain (loss). Exchange loss was $2.0 million in 2002 compared with an exchange gain of 4.2 million in 2001, primarily due to fluctuations between the U.S. dollar and the Singapore dollar and Japanese yen.

     Income tax expense. Currently, we pay tax on interest income, rental income and other income not specifically exempted from income tax. Each of our existing fabs, other than Fab 1, has been exempted from income tax on profits from the sale of manufactured goods for ten years following the date specified production milestones are achieved. We have been granted post-pioneer status for Fab 1 which allows us to pay a concessionary tax rate of 10% effective January 1, 2001 with respect to certain qualifying income earned by Fab 1. In February 2003, we announced our plan to consolidate Fab 1's business into Fab 2, which may affect Fab 1's post-pioneer status. Please see "Item 5. Operating and Financial Review and Prospectus -- Special Tax Status" for further discussion.

     We recorded income tax expense of $7.0 million in 2002 compared to $14.2 million in 2001. The lower tax expense in 2002 was primarily the result of lower tax payable on the lower level of interest income.

     Minority interest in loss of CSP. The minority interest in loss of CSP was $55.6 million in 2002 compared to $72.6 million in 2001, reflecting the improved financial performance of CSP which resulted primarily from significantly higher revenues, partially offset by increased depreciation.

YEARS ENDED DECEMBER 31, 2000 AND DECEMBER 31, 2001

     Net revenue. Net revenues were $462.7 million in 2001, down 59.2% compared to $1,134.1 million in 2000. This decrease in revenue was due primarily to the fact that in 2001, the semiconductor industry experienced the sharpest contraction on record, in excess of 30%, with severe declines in end markets particularly in the communications sector, which represented more than 50% of our revenue in 2000.

     Wafer shipments decreased from 926.7 thousand wafers in 2000 to 390.7 thousand wafers in 2001, a decrease of 57.8%. Average selling prices decreased by 3.3% to $1,184 per wafer in 2001 compared to $1,224 per wafer in 2000. The decrease in average selling prices was due primarily to a shift in customer mix and to a lesser extent, pricing declines.

     Cost of revenue and gross loss. Cost of revenue decreased 11.2% from $749.6 million in 2000 to $665.3 million in 2001. Lower direct costs and cost savings from our cost reduction programs were partly offset by higher depreciation of $90.2 million, as a result of an increase in installed capacity in the third and fourth quarters of 2000. Gross profit was negative $202.6 million, or negative 43.8% of net revenues, down from a gross profit of $348.5 million, or 33.9% of net revenues a year ago, due primarily to significantly lower revenues and to a lesser extent, higher depreciation.

     Research and development expenses. Research and development expenses increased by $8.0 million, or 10.7%, from $74.9 million in 2000 to $82.9 million in 2001, as the company stepped up investments in next-generation technologies and modules in support of its strategy to provide a full suite of processes necessary for enabling system-level integration.

     Fab start-up costs. Fab start-up costs were $13.3 million in 2001 for Fab 7, compared to $27.5 million in 2000 for CSP and Fab 7. The fab start-up costs relating to CSP ended in the second quarter of 2000 as CSP started production in May 2000.

     Sales and marketing expenses. Sales and marketing expenses increased by 10.0% from $35.0 million in 2000 to $38.7 million in 2001, primarily due to increased support for customer prototyping activities, partly offset by reduced payroll and related expenses.

     General and administrative expenses. General and administrative expenses decreased by 46.8% from $78.8 million in 2000 to $41.9 million in 2001, primarily due to reduced payroll and related expenses.

     Other operating expenses. During 2000, we accrued a liability and recorded a charge of $11.6 million to reflect the estimated loss on a licensing agreement. The loss represents the estimated amounts to be paid to the licensor as a result of restructuring the terms of the agreement. The loss has been charged to 2000 results of operations as we do not expect to derive value from the payments in future periods. As of December 31, 2002, we have paid $8.0 million of this liability and we believe that the accrued balance covers the specified issue and do not anticipate the need for additional accruals for this matter.

     Equity in income (loss) of SMP. Our equity share of the loss in SMP was $92.7 million in 2001, compared to a income of $7.6 million in 2000, due primarily to a sharp drop in capacity utilization as a result of reduced demand. Please see "Item 4. Information on Our Company -- Strategic Alliances -- Silicon Manufacturing Partners" and the stand-alone financial statements of SMP included elsewhere in this document.

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

     Exchange gain (loss). Exchange gain decreased 49.9% from $8.4 million in 2000 to $4.2 million in 2001.

     Income tax expense. We had tax expense of $14.2 million in 2001 compared to $18.7 million in 2000. The lower tax expense in 2001 was primarily the result of lower tax payable on the lower level of interest income, partly offset by higher taxes payable on our income for Fab 1. Each of our existing fabs, other than Fab 1, has been exempted from income tax on profits from the sale of manufactured goods for ten years following the date specified production milestones are achieved. With respect to Fab 1, we have received approval for post-pioneer status which will allow us to pay a concessionary tax rate of 10% effective January 1, 2001 with respect to certain income earned by Fab 1.

     Minority interest in loss of CSP. The minority interest in loss of CSP increased $29.1 million, or 66.8%, from $43.5 million in 2000 to $72.6 million in 2001. The increase was primarily due to higher depreciation and significantly lower utilization as a result of reduced demand.


QUARTERLY RESULTS

     The following table sets forth certain unaudited consolidated financial information, including as a percentage of net revenue, for the eight fiscal quarters ended December 31, 2002. We believe that all necessary adjustments, consisting only of normal recurring adjustments, have been included in the amounts stated below to present fairly the selected quarterly information when read in conjunction with our consolidated financial statements and the related notes included elsewhere in the document. Our results of operations have varied and may continue to vary significantly from quarter-to-quarter and are not necessarily indicative of the results of any future period. Accordingly, we believe that period-to-period comparisons should not be relied upon as an indication of future performance.

                                                                                  Quarter ended
                                               -----------------------------------------------------------------------------------
                                               Mar 31,    Jun 30,   Sep 30,    Dec 31,    Mar 31,    Jun 30,    Sep 30,    Dec 31,
                                                2001       2001      2001       2001       2002       2002       2002       2002
                                               -------    -------   -------    -------    -------    -------    -------    -------
                                                                                  (in millions)
CONSOLIDATED STATEMENT OF
OPERATIONS DATA:
Net revenue                                     206.7      100.7       79.2       76.1       84.4      127.5      129.5      107.9
Cost of revenue                                 196.4      164.2      154.1      150.6      148.2      162.1      156.8      161.8
                                                -----     ------     ------     ------     ------      -----      -----     ------
Gross profit (loss)                              10.3      (63.5)     (74.9)     (74.5)     (63.8)     (34.6)     (27.3)     (53.9)
                                                -----     ------     ------     ------     ------      -----      -----     ------

Operating expenses:
  Research and development                       21.7       21.3       18.9       21.0       24.7       21.6       20.9       28.1
  Fab start-up costs                              5.3        3.7        1.9        2.3        1.9        1.4        2.4        2.6
  Sales and marketing                             7.7        8.7        7.6       14.8        9.7       10.3       11.4        9.8
  General and administrative                     12.9       10.5       10.1        9.2       14.6       10.3       10.1        8.1
  Other operating expenses                          -          -          -          -          -          -          -       10.0
                                                -----     ------     ------     ------     ------      -----      -----     ------
     Total operating expenses                    47.6       44.2       38.5       47.3       50.9       43.6       44.8       58.6
                                                -----     ------     ------     ------     ------      -----      -----     ------
Operating loss                                  (37.3)    (107.7)    (113.4)    (121.8)    (114.7)     (78.2)     (72.1)    (112.5)

Other income (expense):
  Equity in loss of SMP                         (18.6)     (25.2)     (20.9)     (27.9)     (29.8)     (22.0)     (21.5)     (11.5)
  Other income                                    7.6        5.4        4.9        1.8        5.2        6.8        7.3        4.4
  Interest income                                12.8       14.9       11.6        6.8        4.3        3.9        3.4        4.9
  Interest expense                               (3.4)     (11.6)     (12.1)     (12.6)     (10.7)     (10.6)     (10.7)      (9.6)
  Exchange gain (loss)                           (1.4)       2.9       (1.7)       4.4        1.8       (2.0)      (2.1)       0.2
                                                -----     ------     ------     ------     ------      -----      -----     ------
Income (loss) before income taxes               (40.3)    (121.3)    (131.6)    (149.3)    (143.9)    (102.1)     (95.7)    (124.1)
Income tax benefit (expense)                     (8.6)      (4.6)      (4.2)       3.2       (1.6)      (1.0)      (2.2)      (2.2)
                                                -----     ------     ------     ------     ------      -----      -----     ------
Income (loss) before minority interest          (48.9)    (125.9)    (135.8)    (146.1)    (145.5)    (103.1)     (97.9)    (126.3)
Minority interest in loss of CSP                 18.0       18.3       17.5       18.9       17.1       12.4        8.5       17.6
                                                -----     ------     ------     ------     ------      -----      -----     ------
Net loss                                        (30.9)    (107.6)    (118.3)    (127.2)    (128.4)     (90.7)     (89.4)    (108.7)
                                                =====     ======     ======     ======     ======      =====      =====     ======

                                                                                  Quarter ended
                                               -----------------------------------------------------------------------------------
                                               Mar 31,    Jun 30,   Sep 30,    Dec 31,    Mar 31,    Jun 30,    Sep 30,    Dec 31,
                                                2001       2001      2001       2001       2002       2002       2002       2002
                                               -------    -------   -------    -------    -------    -------    -------    -------
                                                                         (as a percentage of net revenue)

CONSOLIDATED STATEMENT OF
OPERATIONS DATA:
Net revenue                                     100.0%     100.0%     100.0%     100.0%     100.0%     100.0%     100.0%     100.0%
Cost of revenue                                  95.0      163.0      194.6      198.0      175.6      127.1      121.1      149.9
                                                -----     ------     ------     ------     ------      -----      -----     ------
Gross margin (loss)                               5.0      (63.0)     (94.6)     (98.0)     (75.6)     (27.1)     (21.1)     (49.9)
                                                -----     ------     ------     ------     ------      -----      -----     ------

Operating expenses:
  Research and development                       10.5       21.1       23.9       27.6       29.3       17.0       16.1       26.0
  Fab start-up costs                              2.6        3.7        2.4        3.1        2.3        1.1        1.8        2.4
  Sales and marketing                             3.7        8.6        9.5       19.5       11.5        8.1        8.8        9.1
  General and administrative                      6.2       10.5       12.7       12.0       17.2        8.1        7.8        7.5
  Other operating expenses                          -          -          -          -          -          -          -        9.3
                                                -----     ------     ------     ------     ------      -----      -----     ------
      Total operating expenses                   23.1       43.9       48.5       62.1       60.3       34.3       34.5       54.3
                                                -----     ------     ------     ------     ------      -----      -----     ------
Operating loss                                  (18.1)    (106.9)    (143.1)    (160.1)    (135.9)     (61.4)     (55.6)    (104.2)

Other income (expense):
  Equity in loss of SMP                          (9.0)     (25.0)     (26.5)     (36.6)     (35.4)     (17.2)     (16.6)     (10.7)
  Other income                                    3.7        5.4        6.2        2.3        6.2        5.3        5.6        4.0
  Interest income                                 6.2       14.8       14.7        8.9        5.2        3.1        2.6        4.6
  Interest expense                               (1.6)     (11.6)     (15.2)     (16.5)     (12.7)      (8.3)      (8.3)      (8.9)
  Exchange gain (loss)                           (0.7)       2.9       (2.2)       5.8        2.1       (1.5)      (1.6)       0.2
                                                -----     ------     ------     ------     ------      -----      -----     ------
Income (loss) before income taxes               (19.5)    (120.4)    (166.1)    (196.2)    (170.5)     (80.0)     (73.9)    (115.0)
Income tax benefit (expense)                     (4.2)      (4.6)      (5.3)       4.2       (1.9)      (0.8)      (1.7)      (2.0)
                                                -----     ------     ------     ------     ------      -----      -----     ------
Income (loss) before minority interest          (23.7)    (125.0)    (171.4)    (192.0)    (172.4)     (80.8)     (75.6)    (117.0)
Minority interest in loss of CSP                  8.7       18.2       22.0       24.8       20.2        9.7        6.6       16.3
                                                -----     ------     ------     ------     ------      -----      -----     ------
Net loss                                        (15.0)%   (106.8)%   (149.4)%   (167.2)%   (152.2)%    (71.1)%    (69.0)%   (100.7)%
                                                =====     ======     ======     ======     ======      =====      =====     ======

     The semiconductor industry market environment continued to be very challenging in 2002. There was little year-over-year growth as three quarters of sequential increase were followed by an abnormally low fourth quarter.

     Despite this difficult market environment, Chartered registered sequential growth in the first three quarters of 2002. This growth, which was driven primarily by customers in the Company's communications segment, was largely related to a sharp increase in shipments of leading-edge 0.18-micron wafers. Revenues declined in fourth quarter 2002 primarily due to lower demand from customers in the company's computer segment. Even with the decline in fourth quarter, Chartered's revenues were still up 42% from the year-ago quarter, which was Chartered's cyclical trough.

     Average selling price, or ASP, decreased 2% from fourth quarter 2001 to fourth quarter 2002, as the negative impact of market pressure was largely offset by the positive impact of a richer product mix, particularly in the second and third quarters. Market pressure intensified in the fourth quarter.

     Gross margin as a percentage of net revenue improved for the first three quarters primarily as a result of higher revenue. However, in the fourth quarter, gross margin as a percentage of revenue declined primarily due to lower revenues.

     Research and development expenses trended up in 2002 as the company increased investments to accelerate its technology roadmap. With the exception of $10.0 million in other operating expenses in fourth quarter 2002, associated with the workforce re-sizing announced in October 2002 and a fixed asset impairment charge, the remaining operating expenses were essentially flat in dollar terms in 2002.

     Equity in loss of our equity-method joint venture fab, SMP (Fab 5), continuously improved across the quarters of 2002, primarily due to growing SMP revenues over the period.

     Minority interest in loss of our joint-venture fab, CSP (Fab 6), trended down through third quarter 2002, primarily due to higher revenues, partially offset by higher depreciation, and then increased in fourth quarter 2002 primarily due to lower revenues and higher depreciation.

     Net loss generally narrowed during the year, compared to fourth quarter 2001, primarily due to higher revenues


LIQUIDITY AND CAPITAL RESOURCES

     As of December 31, 2002, our principal sources of liquidity included $1,210.9 million in cash and cash equivalents and $521.3 million of unutilized banking and credit facilities consisting of short and medium term advances and bank guarantees.

     Net cash provided by operating activities totaled $84.8 million in 2001 and net cash used in operating activities totaled $10.9 million in 2002. The decrease was primarily due to the higher net loss incurred in 2002, after taking into account the effect of non-cash adjustments and the less favorable cash generated by working capital changes. The non-cash adjustments in both 2001 and 2002 were primarily due to depreciation and amortization, partly offset by minority interest in loss of CSP. The less favorable cash generated by working capital changes in 2002 was primarily due to the decrease in amount due to SMP, as a result of lower outstanding amounts payable for allocated wafer capacity, and a decrease in accrued operating expenses, resulting from higher payments, partly offset by a decrease in accounts receivable as a result of lower revenue.

     Net cash used in investing activities totaled $480.0 million in 2001 and $447.3 million in 2002. Investing activities consisted primarily of capital expenditures totaling $489.6 million in 2001 and $419.5 million in 2002. Capital expenditures in 2001 were mainly related to the equipping of Fab 3 and Fab 6, and in the construction and installation of mechanical and electrical fittings for Fab 7. Capital expenditures in 2002 were mainly related to the equipping of Fab 6 and purchase of equipment for research and development use.

     Net cash provided by financing activities totaled $512.7 million in 2001. This was principally from the net cash proceeds from our convertible note offering in April 2001 of $560.6 million and long-term borrowings incurred to finance the capital expenditures at Fab 6 of $119.0 million, partly offset by the repayment of term loans. Net cash provided by financing activities totaled $627.2 million in 2002. This was principally from the net cash proceeds of $611.7 million from the October 2002 Rights Offering and long-term borrowings incurred to finance the capital expenditures at Fab 6, partly offset by the repayment of term loans.

     We have an oral agreement for a multi-currency $100 million short-term credit facility with ST. Interest on the facility accrues at the monthly average interest rate of three specific banks as indicated by ST. Borrowings are unsecured. As of December 31, 2002, there were no borrowings outstanding under this facility. There is a possibility that ST may not continue to make this credit facility available to us, as we have not utilized it during the last three years.

     As of December 31, 2002, we had two loans for capital expenditures and equipment with outstanding principal amounts of $8.8 million (S$15.4 million) and $79.5 million (S$138.5 million) respectively. Each of the loans is denominated in Singapore dollars and we fully hedge both interest and principal payments against fluctuations in foreign exchange rates. The loans bear interest of 4.0%. Both the loan agreements are unsecured and guaranteed by ST.

     - The first loan matures on September 1, 2003. Interest is payable semi-annually and principal is payable in equal semi-annual installments which commenced on September 1, 1997 (see "Item 19. Exhibits -- Exhibit 4.10").

     - The second loan matures on September 1, 2005. Interest is payable semi-annually and principal is payable in equal semi-annual installments which commenced on September 1, 1999 (see "Item 19. Exhibits -- Exhibit 4.11")

     A third loan for capital expenditures and equipment with an outstanding amount as of December 31, 2001 of $46.8 million (S$85.7 million), has since matured on September 1, 2002 and was fully repaid.

     Also, in 2002, two bank loans with outstanding amounts as of December 31, 2001 of $27.3 million (S$50.0 million) each, due on February 14, 2002 and June 16, 2002, respectively, were fully repaid.

     On April 2, 2001, we issued $575 million of senior unsecured convertible notes due April 2, 2006, which bear interest at the rate of 2.50% per year and have a yield to maturity of 5.25% per year. The notes could have been converted into ordinary shares or ADSs at a conversion price of S$6.5170 per ordinary share (equivalent to approximately US$36.3611 per ADS, based on a fixed exchange rate of US$1.00 = S$1.7923, and the current ratio of ten ordinary shares per ADS; the conversion price and ratio of ADS to shares may be subject to adjustment for certain events). As a result of the October 2002 Rights Offering, adjustments were made to the conversion price per ordinary share so that this is now

S$4.7980 per ordinary share (equivalent to approximately US$26.7701 per ADS, based on a fixed exchange rate of US$1.00 = S$1.7923 and the ordinary share to ADS ratio of 10:1).

     We may redeem all or a portion of the convertible notes at any time on or after April 2, 2003 at a price to yield of 5.25% per year on the redemption date if our shares or ADSs trade at 125% of the conversion price for a period of 20 days in any consecutive 30 trading day period. During 2001, we entered into an interest rate swap contract in respect of the fixed-rate interest obligations associated with $200 million of the convertible notes, with the effect of swapping the fixed-rate interest obligations to a floating-rate obligation based on LIBOR rates.

     As of December 31, 2002, CSP has a U.S. dollar term loan with several banks and financial institutions for capital expenditures and equipment (the "CSP Second Phase Credit Agreement"). The loan was first put in place on September 28, 2000 and matures on September 28, 2006. (See "Item 19. Exhibits -- Exhibit 4.1"). The loan is for an amount of $820.0 million of which $377.0 million in principal has been drawn and as of December 31, 2002, the remaining $443.0 million in principal remains undrawn. It carries an interest rate of 0.60% to 0.85% (depending on certain criteria relating to wafer starts and debt-net worth ratio) above the LIBOR rates for U.S. dollars deposits quoted by specified banks to the lender. As of December 31, 2002, this rate was 2.2875%. Interest is payable semi-annually in U.S. dollars and principal will be amortized in six equal semi-annual installments commencing March 28, 2004. Borrowings under this facility are secured by a floating charge over a CSP project bank account and a fixed charge over CSP's debt service reserve account both of which were established pursuant to this loan. The fixed charge over CSP's debt service reserve account will not permit the use of the funds in that account by CSP for as long as the loan remains outstanding. The actual amount of debt to be incurred under the facility will be influenced by several factors, including without limitation, the speed and timing of the ramp up of operations at Fab 6, the company's cash flow position and the need to comply with specified debt-net worth ratios under the terms of the credit facility.

     A second U.S. dollar term loan (the "CSP First Phase Credit Agreement") for the amount of $143.2 million with several banks and financial institutions for capital expenditure and equipment that was first put in place on March 12, 1998, has since been fully repaid in 2002. (See "Item 19. Exhibits -- Exhibits 4.1.1 to 4.1.6 and Exhibits 4.2.1 to 4.2.3" for this agreement together with subsequent amendments and related agreements). Although the CSP First Phase Credit Agreement has been fully repaid, the guarantee that the lenders under this agreement had provided in favor of the Economic Development Board or EDB in respect of CSP's obligations under its loan with EDB dated November 24, 1999 (See "Item 19. Exhibits -- Exhibit 4.9" for a copy of the EDB loan agreement) remains unaffected. As such, certain provisions under the CSP First Phase Credit Agreement arising out of or in connection with the guarantee (such as indemnity provisions from CSP as a result of the guarantee and the debt-net worth ratio obligations) continue to apply.

     In our Form 6-K filed on May 14, 2002, we had announced that we were seeking consents from one or more of our lenders and several of CSP's lenders to allow us to substantially increase CSP's net worth to enable CSP to satisfy a total debt to net worth ratio for the CSP First and Second Phase Credit Agreements. Such increase in CSP's net worth was effected by converting amounts payable by CSP to us into a loan from us to CSP (the "Chartered Loan"). We obtained the necessary consents from the lenders and CSP was in compliance with the total debt to net worth ratio for both loans as at June 30, 2002, and also as at December 31, 2002.

     In obtaining the consents, the two CSP loan agreements were amended to include the Subordination Agreements which subordinated amounts under the Chartered Loan to the amounts due by CSP to its other lenders under the above loans. For copies of the respective Letter Agreements incorporating the Subordination Agreements,, see "Item 19. Exhibits -- Exhibit 4.1.6 and Exhibit 4.3.3" and for copies of the respective Subordination Agreements, see "Item 19. Exhibits -- Exhibit 4.1.5 and Exhibit 4.3.2".

     In addition, as of December 31, 2002, CSP has a loan from EDB for capital expenditures and equipment which was first put in place on November 24, 1999. The loan provided for an availability of S$450.0 million (US$245.8 million), of which S$225.0 million (US$122.9 million) in principal has been drawn down and S$175.0 million (US$100.4 million) is outstanding as of December 31, 2002. As the interest rate for the balance of the funds available under the facility was not competitive at the time of the intended draw-down, we decided against drawing on the balance and allowed the availability of the balance to lapse. The loan is denominated in Singapore dollars and we fully hedge both interest and principal payments so as to minimize our exposure to fluctuations in foreign exchange rates. The loan has an interest rate of 4.25%. The loan matures on March 1, 2006. Interest is payable semi-annually and principal was amortized in equal semi-annual installments commencing on March 1, 2002. While the loan is unsecured, it is backed by a bank guarantee from a syndicate of banks. (See "Item 19. Exhibits -- Exhibit 4.9").

     Many of our loans, including loans incurred by our subsidiary, CSP, and our joint venture company, SMP, contain various financial and other covenants. Among other things, those covenants require the maintenance of certain financial ratios (including total debt to net worth) and that ST own, directly or indirectly, at least a certain percentage ranging from 40% to 51% of our outstanding shares. If we fail to comply with these covenants, we could be in a default under these loans and the lenders would have the right to accelerate our obligation to repay the outstanding borrowings under these loans. Such a default could also cause cross-defaults under other loans and could seriously harm us.

     As of December 31, 2002, the minimum future rental payments on non-cancelable operating leases amounted to $96.8 million.

     The following table sets forth our contractual obligations and commitments to make future payments as of December 31, 2002 and 2001. Our "other contractual obligations" include our payment obligations relating to our agreements to purchase technology, jointly perform research and development, and provide reciprocal manufacturing arrangements. The following excludes our accounts payable, accrued operating expenses and other current liabilities which are payable in the normal course of operations and which are included in current liabilities at December 31, 2002 and 2001:

                                                                    AS OF DECEMBER 31, 2002
                                       -------------------------------------------------------------------------------
                                                            EXPECTED PAYMENT DATE                                           AS OF
                                       ----------------------------------------------------------------                    DEC 31,
                                                                                                                             2001
                                                                                                  THERE                   ---------
                                         2003        2004        2005        2006       2007      AFTER       TOTAL         TOTAL
                                         ----        ----        ----        ----       ----      ------      -----         -----
                                                                              (in thousands)
Long term debt                         $ 64,001    $180,840    $180,840    $754,250         -          -    $1,179,931    $1,112,230
Operating lease commitments               7,879       6,402       5,430       5,242    $3,825    $68,053        96,831        89,341
Capital expenditure commitments          76,155     370,225           -           -         -          -       446,380       263,644
Other contractual commitments           170,000     115,000      70,000           -         -          -       355,000             -
                                       --------    --------    --------    --------    ------    -------    ----------    ----------
Total                                  $318,035    $672,467    $256,270    $759,492    $3,825    $68,053    $2,078,142    $1,465,215
                                       ========    ========    ========    ========    ======    =======    ==========    ==========

     The nature of our industry is such that, in the short-term, we may reduce our capital expenditures by delaying planned capital expenditures in response to a difficult business environment, such as the one that existed in 2001 and 2002. However, the semiconductor market is characterized by rapid technological change, which we expect to result in significant capital expenditure requirements within our longer-term horizon. Factors which may affect our level of future capital expenditures include the degree and the timing of technological changes within our industry, changes in demand for the use of our equipment and machinery as a result of changes to our customer base and the level of growth within our industry.

     We expect our aggregate capital expenditures to be approximately $275 million in 2003, 35% lower compared to the $420 million we spent on capital expenditure in 2002. We also expect our aggregate research and development expenditures to be approximately $120 million in 2003. We believe that our cash on hand, existing credit facilities and credit terms with our equipment vendors will be sufficient to meet our capital and research and development expenditures and working capital needs for 2003. For the year 2004, we will require additional financing in order to complete our capital expenditure and research and development expenditure projects currently in progress and contemplated and to meet our working capital needs. There can be no assurance that additional financing will be available or, if available, that such financing will be obtained on terms favorable to us or that any additional financing will not be dilutive to our shareholders.

     We have received research grants from various agencies of the Government of Singapore. These grants provide funding for a portion of our research and development related capital expenditures and for the training and staffing costs associated with some of our process technology development programs and to implement cost-effective solutions to meet our power quality needs. $29.5 million of the grants was disbursed to us in 2002. The grants are disbursed based on the amount of expenditures incurred and achievement of program milestones. The main conditions attached to the grants are the completion of the project to which the grant relates and the certification of the costs incurred.

     In December 2000, our company entered into an agreement to sell, on a revolving basis, trade receivables to a special purpose vehicle, Wafer Fabrication Accounts Receivable Funding Corp or Funding Corp. As of February 28, 2002, our company had not sold any receivables pursuant to this securitization program because in 2001, we experienced a decline in our revenues which in turn resulted in a decline in our accounts receivables. Following an evaluation of the cost effectiveness of maintaining this facility, we terminated the facility in March 2002.

SPECIAL TAX STATUS

     We have been granted pioneer status under the Economic Expansion Incentives (Relief from Income Tax) Act (Chapter 86) of Singapore for:

     - the manufacture of integrated circuits using submicron technology at Fab 2 for a ten-year period beginning July 1, 1996;

     - the manufacture of integrated circuits using submicron technology at Fab 3 for a ten-year period beginning July 1, 1999; and

     -    the wafer fabrication of Application Specific Integrated Circuits
          (ASIC) and other advanced semiconductor devices at Fab 6 for a ten-year period for which the date of commencement is to be determined.

     Under the Economic Expansion Incentives (Relief from Income Tax) Act, we have also been granted:

     - development and expansion company status for wafer fabrication of integrated circuits at Fab 1 for a five-year period beginning January 1, 2001;

     - post-pioneer enterprise status for the manufacture of integrated circuits using submicron technology at Fab 2 for a five-year period beginning July 1, 2006;

     - development and expansion company status for the manufacture of integrated circuits using submicron technology at Fab 3 for a five-year period beginning July 1, 2009; and

     - development and expansion company status for the wafer fabrication of ASICs and other advanced semiconductor devices at Fab 6 for a five-year period from the expiration of the term of the pioneer status.

     During the period for which our pioneer status is effective, subject to our compliance with certain conditions, income from our pioneer trade (that is, sale of integrated circuits) is exempt from Singapore income tax. During the periods for which our post-pioneer status and development and expansion company status are effective, subject to our compliance with certain conditions, income from our post-pioneer trade and development and expansion activities are taxed at a concessionary rate of 10%. The income tax exempt profits arising from the pioneer trade may be distributed as tax-exempt dividends, and holders of ordinary shares are not subject to Singapore income tax on such dividends. Please see "Item 10. Additional Information -- Taxation -- Singapore Taxation -- Income Tax" for information regarding the taxation of dividends. Losses accumulated before the pioneer status period cannot be carried forward. Losses accumulated in the pioneer status period may be carried forward and may be offset against profits from the same pioneer trade arising after the expiration of the pioneer status period, subject to our compliance with certain conditions. Profits arising during pioneer status offset any accumulated pioneer loss carry forward balance. Without this exemption from income tax or the concessionary tax rate of 10%, we would be subject to income tax at the applicable corporate income tax rate which is currently 22% for the year of assessment 2003. Interest income is not exempt from taxation during the pioneer status period or entitled to the concessionary tax rate during the post-pioneer status period or the development and expansion company status period.

     The development and expansion company status for wafer fabrication of integrated circuits at Fab 1 required us to fulfil certain conditions during the five-year period beginning January 1, 2001. In February 2003, we announced our plan to consolidate the business of Fab 1 into Fab 2, and as a result of the proposed consolidation, we will not be able to fulfil the conditions required to maintain our development and expansion company status. We are currently discussing with the relevant authority as to the taxation impact resulting from our not being able to fulfil the conditions.


RECENT ACCOUNTING PRONOUNCEMENTS

     In June 2001, the Financial Accounting Standards Board, or FASB issued Statement of Financial Accounting Standards or SFAS No. 143, "Accounting for Asset Retirement Obligations", which addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and associated asset retirement costs. This statement applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and (or) normal use of the asset.

     SFAS No. 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The fair value of the liability is added to the carrying amount of the associated asset and this additional carrying amount is depreciated over the life of the asset. The liability is accreted at the end of each period through charges to operating expense. If the obligation is settled for other than the carrying amount of the liability, we will recognize a gain or loss on settlement. We will adopt the provisions of SFAS No. 143 as of January 1, 2003. On the date of adopting this statement, we expect to record liabilities related to the requirements in its lease agreements for the return of buildings to tenantable condition and the return of land on which fabs have been built to our original condition. We estimate that the combined liability at the adoption date will be approximately $27 million. This would be recorded as an increase in fixed assets of the same amount, net of accumulated depreciation since the lease commencement dates of approximately $7 million and an offsetting cumulative effect of adoption of $6.5 million plus a reduction in minority interest of $0.5 million. As a result of adoption, we expect annual depreciation to increase by $1.3 million.

     In July 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities", which addresses financial accounting and reporting for costs associated with exit and disposal activities to be recorded at their fair values when a liability has been incurred. Under previous guidance, certain exit costs were accrued upon management's commitment to an exit plan, which is generally before an actual liability has been incurred. SFAS No. 146 will be effective for exit or disposal activities that are initiated after December 31, 2002. We expect the adoption of SFAS No. 146 to impact the timing and classification of the prospective recognition of such costs, if and when they occur.


ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

DIRECTORS AND OFFICERS OF REGISTRANT

     On June 25, 2002, our Board of Directors named our former Senior Vice President, Chief Financial Officer and Chief Administrative Officer, Chia Song Hwee, as President and Chief Executive Officer. Mr. Chia succeeds James A. Norling who had been serving as interim President and Chief Executive Officer since May 1, 2002, when our former President and Chief Executive Officer, Barry Waite, retired. Mr. Chia was also appointed to our Board of Directors on June 25, 2002. On June 25, 2002, George Thomas, our former Vice President, Finance, succeeded Mr. Chia as Vice President and Chief Financial Officer.

     With effect from August 1, 2002, the Board of Directors appointed Mr. Norling, previously Deputy Chairman of the Board of Directors, to succeed Ho Ching as Chairman. Ms. Ho, who has served as Chairman of the Board since August 1, 1995, stepped down as Chairman and Director. With effect from the same day, the Board of Directors also appointed Koh Beng Seng as Chairman of the Audit Committee. Mr. Koh succeeds Sum Soon Lim, who will continue as a member of the Audit Committee.

     The following table sets forth, as of February 28, 2003, the name, age and position of each director and senior manager of our company.

NAME                        AGE   POSITION
----                        ---   --------
BOARD OF DIRECTORS(1)
James A. Norling(2)(3)       61   Chairman of the Board
Lim Ming Seong(3)(4)         55   Deputy Chairman of the Board
Chia Song Hwee(2)            40   Director
Sum Soon Lim(3)(4)(5)        59   Director
James H. Van Tassel(4)       74   Director
Aubrey C. Tobey(3)(5)        77   Director
Robert E. La Blanc(5)        68   Director
Andre Borrel(3)(4)           66   Director
Charles E. Thompson(3)       73   Director
Koh Beng Seng(5)             52   Director
Tsugio Makimoto              65   Director
Tay Siew Choon(2)(3)(4)      55   Director
Peter Seah Lim Huat(2)(3)    56   Director
Premod Paul Thomas(6)        45   Alternate Director to Sum Soon Lim

NAME                        AGE   POSITION
----                        ---   --------
SENIOR MANAGEMENT(1)
Chia Song Hwee               40   President and Chief Executive Officer
Ang Kay Chai                 44   Senior Vice President, Fab Operations
Bruno Guilmart               42   Senior Vice President, Worldwide Sales and Marketing
Sun Shi-Chung                55   Senior Vice President, Technology Development
Ang Tang Yong                45   Vice President, Quality, Reliability Assurance and Support Operations
Tan Seng Chai                40   Vice President, Human Resources
George Thomas                49   Vice President and Chief Financial Officer
Michael J. Rekuc             53   President, Americas

---------------
(1) A portion of our directors (including our President and Chief Executive Officer) are elected at each annual general meeting of shareholders. The number of directors retiring and eligible to stand for re-election each year varies, but generally, it is equal to one-third of the board, with the directors who have been in office longest since their re-election or appointment standing for re-election. However, where a director is 70 years or over in age, he is required to stand for re-election each year. Except for James A. Norling and Tay Siew Choon, our contracts with senior management and/or directors do not have fixed expiry dates but can be terminated by either party through notice provisions. On May 1, 2002, we have entered into a contract with James A. Norling for his appointment as interim President and Chief Executive Officer, pending the recruitment of a new Chief Executive Officer. On the same date, we have also entered into a contract with Tay Siew Choon for him to provide support to Mr. Norling during this interim period. Messrs. Norling's and Tay's contracts expired at the end of December 2002.

(2)  Member of the Executive Committee

(3)  Member of the Executive Resource and Compensation Committee, or the ERCC.

(4)  Member of the Budget Committee

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


THE OFFICE OF THE PRESIDENT

     Following the appointment of Mr. Chia as President and Chief Executive Officer, the Office of the President has since been replaced by the CEO staff team, comprising persons who report directly to the CEO, as the decision making body.


BIOGRAPHICAL INFORMATION

JAMES A. NORLING

     James A. Norling has served on our Board of Directors since March 1, 2001 and as our Chairman of the Board since August 1, 2002. Mr. Norling also served as interim CEO from May 2002 to June 2002. He has 37 years of working experience in the electronics industry. Mr. Norling was with Motorola Inc. from 1965 to 2000 holding various positions, including President of the Semiconductor Products Section in 1986, President of the Europe, Middle East and Africa region in 1993, Deputy to the Chief Executive Officer in 1998 and President of the Personal Communications Sector in 1999 until his retirement. He has previously served as a board member and the Chairman of the Semiconductor Industry Association. Mr. Norling is currently a board member of Harley-Davidson, Inc. Mr. Norling holds a B.Sc and a Masters degree in Electrical Engineering from the University of Illinois.

LIM MING SEONG

     Lim Ming Seong has served on our Board of Directors since November 1987 and as our Deputy Chairman of the Board since August 1995. Mr. Lim is currently a corporate adviser to ST, and currently sits on the boards of various companies, including as Deputy Chairman of STATS and Chairman of CSE Systems & Engineering Ltd. After joining ST in December 1986, Mr. Lim has held various senior positions in the Singapore Technologies group. Prior to joining ST, Mr. Lim was with the Ministry of Defence of Singapore. Mr. Lim received his Bachelor of Science (Honors) in Mechanical Engineering from the University of Toronto and his Diploma in Business Administration from the University of Singapore. Mr. Lim also participated in the Advanced Management Programs at INSEAD and Harvard University.

CHIA SONG HWEE

     Chia Song Hwee has served on our Board of Directors and as our President and Chief Executive Officer since June 2002. Prior to his appointment, Mr. Chia had served as our Chief Administrative Officer since September 2000, as our Senior Vice President since February 2000 and as our Chief Financial Officer since December 1997. Mr. Chia was our Director of Finance from April 1996 to December 1997. Since joining our company in 1996, his responsibilities have steadily expanded to include the areas of finance, strategic development, technology alliances and legal. From May 1992 through December 1994, Mr. Chia was Regional Financial Controller (Asia and Middle East) for Anadrill Technical Services, Inc. From January 1995 to April 1996, Mr. Chia was Regional Controller (Asia, Australia and Middle East) for Sedco Forex Technical Services, Inc. Mr. Chia received his Bachelor of Business (Accountancy), with distinction, from Edith Cowan University, Australia and is a Certified Practicing Accountant by the Australian Society of CPAs.

SUM SOON LIM

     Sum Soon Lim has served on our Board of Directors since February 1994. He is currently a corporate adviser to ST and Temasek. Mr. Sum had worked with the Singapore Economic Development Board, DBS Bank, J.P. Morgan Inc., Overseas Union Bank and Nuri Holdings (S) Pte. Ltd., a private investment holding company. He is also a member of the Securities Industry Council. Mr. Sum currently also sits on the board of various companies, including CapitaLand Ltd., Singapore Health Services Pte. Ltd., Singapore Technologies Telemedia Pte. Ltd. and Vertex Venture Holdings Ltd. He is also a Commissioner in P.T. Indonesian Satellite Corporation. Mr. Sum received his B.Sc (Honors) in Production Engineering from the University of Nottingham, England.

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

KOH BENG SENG

     Koh Beng Seng has served on our Board of Directors since February 1999. He is currently the Deputy President and a director of United Overseas Bank Ltd. Mr. Koh is also a board member of STATS. Prior to joining United Overseas Bank Ltd., Mr. Koh was a senior adviser to Asia Pulp & Paper Co. Ltd. and an adviser to the International Monetary Fund. He is active in the financial services sector and was with the Monetary Authority of Singapore from 1973 to 1998, where he served as Deputy Managing Director from 1988 to 1998. Mr. Koh received his Bachelor of Commerce (First Class Honors) from Nanyang University and his MBA from Columbia University. Mr. Koh was awarded an Overseas Postgraduate Scholarship by the Monetary Authority of Singapore in 1978. In 1987, the President of the Republic of Singapore awarded him a Meritorious Service Medal.

TSUGIO MAKIMOTO

     Tsugio Makimoto has served on our Board of Directors since September 1999 and has 43 years of working experience in the semiconductor industry. He is currently Corporate Adviser/ Chief Technology Officer to Sony Corporation or Sony. Prior to joining Sony, Dr Makimoto has worked for Hitachi Ltd. since 1959 where he has held various senior positions, including Executive Managing Director in 1993, Senior Executive Managing Director in 1997 and Corporate Chief Technologist since 1998. Dr. Makimoto is an Auditor of Hitachi Chemical Corporation since 2000. He was also nominated a Fellow of the Institute of Electrical and Electronics Engineers, Inc. in 1997. Dr. Makimoto is also a visiting professor at Toyo University.

TAY SIEW CHOON

     Tay Siew Choon has served on our Board of Directors since July 2001. Mr. Tay is the Managing Director and Chief Operating Officer of ST and Deputy Chairman and Chief Executive Officer of Green Dot Capital Pte. Ltd., a wholly owned subsidiary of ST. Prior to joining ST, he was the Managing Director and Deputy Chief Executive Officer of SembCorp Industries Ltd. and has held various senior positions in Singapore Technologies Industrial Corporation Ltd. Mr. Tay currently also sits on the board of various companies including Sembcorp Industries Ltd., Singapore Computer Systems Ltd., SNP Corporation Ltd. and STATS. Mr. Tay received his Bachelor of Engineering (Electrical) (Honours) Degree from Auckland University and his Masters of Science in Systems Engineering from the former University of Singapore (now National University of Singapore).

PETER SEAH LIM HUAT

     Peter Seah has served on our Board of Directors since January 2002. Mr. Seah is the President and Chief Executive Officer of ST. Prior to joining ST, he has been a banker for the past 32 years, 22 of which have been with the Overseas Union Bank Ltd. ("OUB") and before that with Citibank. He retired from his position as Vice Chairman and CEO at OUB in September 2001. Mr. Seah currently sits on the board of various companies including SembCorp Industries Ltd., CapitaLand Ltd., ST Engineering Ltd. and STATS. Mr. Seah graduated from the University of Singapore in 1968 with an honours degree in Business Administration. For his public service, he was awarded the Public Service Medal
(1995) as well as the Public Service Star in 1999 by the Singapore Government.

PREMOD PAUL THOMAS

     Premod Paul Thomas was appointed to our Board of Directors as the Alternate Director to Sum Soon Lim in July 1999. Mr. Thomas is currently Managing Director, Strategic Development of Temasek. Between 1998 and 2003, he held the positions of Director (Finance) and Director, Corporate Business and Treasury of ST. In addition to his responsibilities at ST, he sat on the boards of a number of ST group companies. Before joining ST, he was with Tirtamas Group, Jakarta, as Group Executive Adviser from 1995 to 1998 and with Bank of America from 1983 to 1995. Mr. Thomas received his B.Com. (First Class Honors) from Loyola College, India in 1977. He is a Certified Associate of the Indian Institute of Bankers, Bombay, and has an MBA from the Indian Institute of Management, Ahmedabad.

ANG KAY CHAI

Ang Kay Chai has served as our Senior Vice President, Fab Operations, since September 2002. Mr. Ang is responsible for manufacturing strategy and operational excellence across all of Chartered's fabs, and he reports to the President and Chief Executive Officer. Mr. Ang returned to Chartered after spending four years at Silterra Malaysia Sdn, Bhd., where he was responsible for fab operations. There, he led teams in technology partner selection, green field fab startup, transfer of 0.25um and 0.18um technology and developing foundry-compatible process capabilities. Prior to that, Mr. Ang spent nine years at Chartered where he led the initial conception, development and ramp up of Fab 2 and Fab 3. Mr. Ang first joined Chartered in 1989 and was one of the pioneers on Chartered's Fab 1 team. Mr. Ang holds a Master of Science degree in Engineering from the University of Texas and a Bachelor of Engineering degree from the National University of Taiwan.

BRUNO GUILMART

Bruno Guilmart has served as our Senior Vice President, Worldwide Sales and Marketing since June 2002. He reports to the President and CEO and has overall responsibility for global sales, marketing and services, and customer support operations activities. From 1999 to June 2002, Mr. Guilmart served as President of our Asia Pacific and Japan operations. He has more than 19 years of experience in semiconductor engineering, marketing and business development. Prior to joining our company, Mr. Guilmart was the vice president, professional services for Cadence Design Systems covering Asia Pacific. From 1989 to 1996, he was executive director - Northeast Asia sales at Temic Semiconductors' Daimler-Benz group located in Hong Kong. From 1982 to 1989 he also held engineering and business development positions at Hewlett-Packard Company in Europe, United States and Asia. He holds a Bachelor of Science degree in electrical engineering and a master's degree in electronics and business management from Paris XI Institute of Technology, France.

SUN SHI-CHUNG

     Sun Shi-Chung has served as our Senior Vice President, Technology Development since December 2001. Dr Sun reports to the President and Chief Executive Officer and has the overall responsibility for technology development and execution according to the competitive technology roadmap. Dr Sun has more than 29 years of experience in the semiconductor industry. He joined us from Promos Technologies in Taiwan, where he was the head of research and development. During his career, he has held various positions with TSMC, Advanced Micro Devices Inc., Catalyst Semiconductor, Hewlett-Packard and AT & T Bell Labs. Dr Sun received his Ph.D. in electrical engineering from Stanford University, his M.S. in electrical engineering from the State University of New York and his B.S. in electrical engineering from National Cheng Kung University in Taiwan. Dr Sun has been awarded eight U.S. patents with 8 more pending, and his work has been featured in more than 100 technical publications.

ANG TANG YONG

Ang Tang Yong has served as our Vice President, Quality, Reliability Assurance and Support Operations since July 2002. He reports to the President and Chief Executive Officer and has overall responsibility for facilities, supply management and quality assurance. Mr. Ang first joined our company in 1993 as Facilities Director and during the next seven years served consecutively as Vice President and Operations Manager of our Fab 1, General Manager of our joint-venture fab, Silicon Manufacturing Partners (SMP or Fab 5), and as General Manager of our equity-method joint-venture fab, Chartered Silicon Partners (CSP or Fab 6). Mr. Ang has more than 21 years of working experience in the semiconductor industry. Prior to joining our company, Mr. Ang held positions in the United States and Singapore with AT&T, Hitachi and Texas Instruments. From March 2001 to July 2002, he was president of Ellipsiz, a provider of semiconductor engineering and manufacturing services, headquartered in Singapore. Mr. Ang received a diploma in electrical engineering from Singapore Polytechnic and a master's degree in business administration from the State University of New York.

TAN SENG CHAI

     Tan Seng Chai has served as our Vice President, Human Resources since July 1999 and has overall responsibility for the development and implementation of policies and processes in our human resource management system. From October 1997 to June 1999, Mr. Tan was our Human Resource Director. Mr. Tan joined our company as human resource manager in April 1996. He has more than 14 years of experience in the semiconductor industry. He began his career at National Semiconductor in 1987 where he held various positions in engineering, production and human resource management. Mr. Tan later joined Creative Technology Ltd. in 1994 and prior to joining our company, he was Creative's Senior Manager, Human Resource. Mr. Tan holds a Bachelor of Engineering (Hons) from the National University of Singapore in 1987 and a M.Sc (Industrial and System Eng) from the National University of Singapore in 1991.

GEORGE THOMAS

     George Thomas has served as our Vice President and Chief Financial Officer since June 2002 and has overall responsibility for our company's finance, investor relations and legal functions. From September 2000 to June 2002. Mr. Thomas served as Vice President, Finance. He joined our company in May 2000 as Group Controller. Mr. Thomas began his Finance/Accounting career with Canadian Met-Chem, a subsidiary of U.S. Steel Corporation as Internal Auditor and Senior Accounts Executive from 1978 to 1983. From June 1983 to April 2000, he held various positions at Schlumberger's Sedco Forex Division, including Controller, Operations-Worldwide, Regional Controller, Asia & Australia, Controller, Indonesia Operations, and Finance Manager of Arabian Drilling Company, a joint venture between Schlumberger and Petromin. He has served on the Board of Directors of Chartered Silicon Partners Pte. Ltd. since April 2001. Mr. Thomas received his Bachelor Degree in Commerce and in General Law. He is also a member of the Institute of Chartered Accountants of India.

MICHAEL J. REKUC

     Michael J. Rekuc has served as President of our Americas operations since December 1998. Mr. Rekuc is responsible for all day-to-day activities in our company's Americas region including sales, customer engineering and support services, and all regional administrative activities. From 1976 until December 1998, Mr. Rekuc held sales, management and director positions in the semiconductor product sector of Motorola Inc. His most recent positions at Motorola Inc. included worldwide responsibilities as global sales director for wireless subscriber systems and a two year role as vice president and sales director for PC, computing and peripherals. Mr. Rekuc holds a B.Sc in Electrical Engineering from Lawrence University of Michigan.


BOARD COMPOSITION AND COMMITTEES

     Our Articles of Association set the minimum number of directors at two. As of February 28, 2003, we have 13 directors and one alternate director. A portion of our directors (including our President and Chief Executive Officer) are elected at each annual general meeting of shareholders. The number of directors retiring and eligible to stand for reelection each year varies, but generally it is equal to one-third of the board, with the directors who have been in office longest since their reelection or appointment standing for reelection. Because ST and its affiliate own approximately 60.5% of our outstanding ordinary shares, they are able to control actions over many matters requiring approval by our shareholders, including the election of directors.

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

     The members of the ERCC are Messrs. Seah (chairman), Norling, Borrel, Lim, Thompson, Sum, Tobey, Tay and Ms. Cheo Hock Kuan (co-opted member).

     The Audit Committee of our Board of Directors consists of four members, of which a majority may not be officers or employees of our company. The Audit Committee reviews, acts on and reports to the Board of Directors regarding various auditing and accounting matters. In particular, the Audit Committee reviews the financial statements of our company, the scope and results of annual audits (both internal and external), the recommendation of our independent auditors and the response of our company's management to both the internal and external audits. The Audit Committee meets up at least once a year with the external and internal auditors without the presence of management. It also oversees related party transactions, including all material transactions between us and the Singapore Technologies group. Please see "Item 7. Major Shareholders and Related Party Transactions -- Related Party Transactions" for a description of our relationship with ST. The members of the Audit Committee are Messrs. Koh (chairman), Sum, La Blanc and Tobey. We are in the process of evaluating the impact of the Sarbanes-Oxley Act and the Nasdaq Rules on the Audit Committee and are working towards being in compliance with these when they come into effect.

     The Budget Committee of our Board of Directors is responsible for reviewing our annual budget and our quarterly financial performance in relation to our budget. The members of the Budget Committee are Messrs. Borrel (chairman), Lim, Van Tassel, Sum and Tay. In 2002, the Budget Committee reviewed the capital spending and financial plans for the year 2003, and subsequently approved the same in January 2003.

     The Executive Committee of our Board of Directors was established in May 2002 with the objective of enabling our Board to delegate some of its powers and functions regarding the governing of the affairs of the company and its subsidiaries to the Executive Committee in order to facilitate timely decision-making processes within the limits of authority as determined by our Board. The members of the Executive Committee are Messrs. Norling (chairman), Seah, Tay and Chia. In 2002, the Executive Committee had reviewed major investments, capital raising proposals and other specific matters assigned by the Board for the company.


COMPENSATION OF DIRECTORS AND OFFICERS

     The aggregate compensation we paid to or accrued for all of our directors and senior management for services rendered to us and our subsidiaries during the fiscal year ended December 31, 2002 was approximately $8.2 million. In 2002, we decided to suspend the implementation of the retirement benefits plan for our senior executives. We also provide our directors and certain of our officers with customary director or officer insurance, as appropriate.

     During 2002, we also granted options to purchase 8,939,047 ordinary shares to our directors and senior management. These options were granted under our 1999 Share Option Plan. The exercise prices of these options range from S$1.86 to S$4.06. The expiration dates of these options range from May 1, 2002 to September 9, 2012, subject to annual vesting requirements. Both the number of shares and exercise prices have been adjusted to give effect to our rights offering completed in October 2002. Please see "Item 10. Additional Information -- Rights Offering" for additional information.

     All of our officers and employees are eligible to participate in our employee bonus plans. The plans provide for bonus payments based upon our achievement of certain operational, financial and customer satisfaction targets. Upon achievement of these targets, the participants in our plans are awarded bonuses based on a percentage of their annual salary. Our new President and CEO does not have a guaranteed minimum annual bonus. None of our directors receive benefits upon termination of their appointment in their capacity as directors.


SHARE OWNERSHIP FOR DIRECTORS AND SENIOR MANAGEMENT

     The following table sets forth certain information with respect to the beneficial ownership of our ordinary shares for each of our directors and our chief executive officer and all of our directors and senior management as a group as of February 15, 2003, based on an aggregate of 2,497,178,816 ordinary shares outstanding as of such date:

                                                                   ORDINARY SHARES(1)
                                                                  BENEFICIALLY OWNED(2)
                                                                  ---------------------
DIRECTORS                                                          NUMBER       PERCENT
---------                                                          ------       -------
James A. Norling                                                  1,384,022        *
Lim Ming Seong                                                      175,827        *
Chia Song Hwee                                                    1,269,107        *
Sum Soon Lim                                                        822,229        *
James H. Van Tassel                                                 390,141        *
Aubrey C. Tobey                                                     329,525        *
Robert E. La Blanc                                                  283,660        *
Andre Borrel                                                        429,913        *
Charles E. Thompson                                                 339,488        *
Koh Beng Seng                                                       108,539        *
Tsugio Makimoto                                                     177,242        *
Tay Siew Choon                                                      287,186        *
Peter Seah Lim Huat                                                  23,443        *
Premod Paul Thomas                                                  108,587        *
All directors and senior management(3) as a group (21 persons)    8,485,827        *

---------------
* Less than 1% of our outstanding shares

(1) The number of ordinary shares listed in this table includes ordinary shares held directly or in the form of ADSs.

(2) Gives effect to the ordinary shares issuable within 60 days of February 15, 2003 upon the exercise of all options and other rights beneficially owned by the indicated shareholders on that date. Beneficial ownership is determined in accordance with the rules of the SEC and includes voting and investment power with respect to ordinary shares. Save for 36,000 shares held by James A. Norling and 78,170 shares held by Michael J. Rekuc which are jointly held, the persons named in the table have sole voting and sole investment control with respect to all ordinary shares beneficially owned.

(3)  Each of our senior management owns less than 1% of our outstanding shares.


SHARE OPTIONS FOR DIRECTORS

     The following table contains information pertaining to share options held by directors as of February 15, 2003:-

                                                 AT END OF         EXERCISE                 EXERCISABLE
                                                 THE YEAR            PRICE                    PERIOD
                                                 ---------         --------                 ------------
                                                                      S$
James A Norling                                  58,609*             $4.05*           28/03/2002 to 28/03/2006
                                                 58,609*             $4.26*           15/08/2002 to 15/08/2006
                                                 58,609*+            $3.46*           22/02/2003 to 22/02/2007
                                              1,172,195*+            $3.88*           01/05/2002 to 01/05/2012
                                                 58,609*+            $1.86*           30/08/2003 to 30/08/2007


Lim Ming Seong                                   58,609*             $4.05*           28/03/2002 to 28/03/2006
                                                 58,609*             $4.26*           15/08/2002 to 15/08/2006
                                                 58,609*+            $3.46*           22/02/2003 to 22/02/2007
                                                 58,609*+            $1.86*           30/08/2003 to 30/08/2007

                                                 AT END OF         EXERCISE                 EXERCISABLE
                                                 THE YEAR            PRICE                    PERIOD
                                                 ---------         --------                 ------------
                                                                      S$
Chia Song Hwee                                   10,467*             $1.18*           07/10/1999 to 28/10/2006
                                                 20,935*             $1.00*           07/10/1999 to 28/11/2007
                                                 61,704*             $0.80*           07/10/1999 to 29/11/2008
                                                 26,444*             $0.80*           07/10/1999 to 29/04/2009
                                                 70,331*             $2.86*           29/04/2000 to 29/10/2009
                                                234,439*             $2.86*           29/10/1999 to 29/10/2009
                                                410,268*            $14.24*           06/04/2001 to 06/04/2010
                                                527,487*            $10.12*           03/10/2001 to 03/10/2010
                                                263,743*             $4.05*           28/03/2002 to 28/03/2011
                                                263,743*             $4.26*           15/08/2002 to 15/08/2011
                                                234,439*+            $3.46*           22/02/2003 to 22/02/2012
                                              2,344,391*+            $1.86*           30/08/2003 to 30/08/2012

James H. Van Tassel                              44,074*             $0.80*           30/04/2000 to 30/04/2004
                                                 35,165*             $2.86*           29/04/2000 to 29/10/2004
                                                 23,443*             $2.86*           29/10/2000 to 29/10/2004
                                                 58,609*            $14.24*           06/04/2001 to 06/04/2005
                                                 58,609*            $10.12*           03/10/2001 to 03/10/2005
                                                 29,304*             $4.05*           28/03/2002 to 28/03/2006
                                                 29,304*             $4.26*           15/08/2002 to 15/08/2006
                                                 29,304*+            $3.46*           22/02/2003 to 22/02/2007
                                                 29,304*+            $1.86*           30/08/2003 to 30/08/2007

Sum Soon Lim                                     16,748*             $0.94*           07/10/1999 to 07/10/2004
                                                 41,870*             $0.80*           07/10/1999 to 07/10/2004
                                                 70,331*             $2.86*           29/04/2000 to 29/10/2004
                                                 23,443*             $2.86*           29/10/2000 to 29/10/2004
                                                 93,775*            $14.24*           06/04/2001 to 06/04/2005
                                                 93,775*            $10.12*           03/10/2001 to 03/10/2005
                                                 46,887*             $4.05*           28/03/2002 to 28/03/2006
                                                 46,887*             $4.26*           15/08/2002 to 15/08/2006
                                                 46,887*+            $3.46*           22/02/2003 to 22/02/2007
                                                 46,887*+            $1.86*           30/08/2003 to 30/08/2007

Aubrey C. Tobey                                  41,870*             $0.86*           07/10/1999 to 07/10/2004
                                                 22,037*             $0.80*           30/04/2000 to 30/04/2004
                                                 35,165*             $2.86*           29/04/2000 to 29/10/2004
                                                 23,443*             $2.86*           29/10/2000 to 29/10/2004
                                                 58,609*            $14.24*           06/04/2001 to 06/04/2005
                                                 58,609*            $10.12*           03/10/2001 to 03/10/2005
                                                 29,304*             $4.05*           28/03/2002 to 28/03/2006
                                                 29,304*             $4.26*           15/08/2002 to 15/08/2006
                                                 29,304*+            $3.46*           22/02/2003 to 22/02/2007
                                                 29,304*+            $1.86*           30/08/2003 to 30/08/2007

Robert Edmund La Blanc                           41,870*             $0.86*           07/10/1999 to 07/10/2004
                                                 11,721*             $2.86*           29/04/2000 to 29/10/2004
                                                 11,721*             $2.86*           29/10/2000 to 29/10/2004
                                                 23,443*            $14.24*           06/04/2001 to 06/04/2005
                                                 58,609*            $10.12*           03/10/2001 to 03/10/2005
                                                 29,304*             $4.05*           28/03/2002 to 28/03/2006
                                                 29,304*             $4.26*           15/08/2002 to 15/08/2006
                                                 29,304*+            $3.46*           22/02/2003 to 22/02/2007
                                                 29,304*+            $1.86*           30/08/2003 to 30/08/2007

                                                 AT END OF         EXERCISE                 EXERCISABLE
                                                 THE YEAR            PRICE                    PERIOD
                                                 ---------         --------                 ------------
                                                                      S$
Andre Borrel                                     16,748*             $0.86*           07/10/1999 to 07/10/2004
                                                 42,199*             $2.86*           29/04/2000 to 29/10/2004
                                                 23,443*             $2.86*           29/10/2000 to 29/10/2004
                                                 93,775*            $14.24*           06/04/2001 to 06/04/2005
                                                 93,775*            $10.12*           03/10/2001 to 03/10/2005
                                                 46,887*             $4.05*           28/03/2002 to 28/03/2006
                                                 46,887*             $4.26*           15/08/2002 to 15/08/2006
                                                 46,887*+            $3.46*           22/02/2003 to 22/02/2007
                                                 46,887*+            $1.86*           30/08/2003 to 30/08/2007

Charles E Thompson                               41,870*             $0.86*           07/10/1999 to 07/10/2004
                                                 35,165*             $2.86*           29/04/2000 to 29/10/2004
                                                 23,443*             $2.86*           29/10/2000 to 29/10/2004
                                                 58,609*            $14.24*           06/04/2001 to 06/04/2005
                                                 58,609*            $10.12*           03/10/2001 to 03/10/2005
                                                 29,304*             $4.05*           28/03/2002 to 28/03/2006
                                                 29,304*             $4.26*           15/08/2002 to 15/08/2006
                                                 29,304*+            $3.46*           22/02/2003 to 22/02/2007
                                                 29,304*+            $1.86*           30/08/2003 to 30/08/2007

Koh Beng Seng                                    44,074*             $0.80*           30/04/2000 to 30/04/2004
                                                 11,721*             $2.86*           29/04/2000 to 29/10/2004
                                                 11,721*             $2.86*           29/10/2000 to 29/10/2004
                                                 11,721*            $14.24*           06/04/2001 to 06/04/2005
                                                 11,721*            $10.12*           03/10/2001 to 03/10/2005
                                                  5,860*             $4.05*           28/03/2002 to 28/03/2006
                                                 11,721*             $4.26*           15/08/2002 to 15/08/2006
                                                 29,304*+            $1.86*           30/08/2003 to 30/08/2007

Tsugio Makimoto                                  11,721*            $14.24*           06/04/2001 to 06/04/2005
                                                 58,609*            $10.12*           03/10/2001 to 03/10/2005
                                                 29,304*             $4.05*           28/03/2002 to 28/03/2006
                                                 29,304*             $4.26*           15/08/2002 to 15/08/2006
                                                 29,304*+            $3.46*           22/02/2003 to 22/02/2007
                                                 29,304*+            $1.86*           30/08/2003 to 30/08/2007

Tay Siew Choon                                   23,443*             $4.26*           15/08/2002 to 15/08/2006
                                                 29,304*+            $3.46*           22/02/2003 to 22/02/2007
                                                234,439*+            $3.88*           01/05/2002 to 01/05/2007
                                                 46,887*+            $1.86*           30/08/2003 to 30/08/2007

Peter Seah Lim Huat                              23,443*+            $3.46*           22/02/2003 to 22/02/2007
                                                 46,887*+            $1.86*           30/08/2003 to 30/08/2007

Premod Paul Thomas                               11,721*             $2.86*           29/10/2000 to 29/10/2004
                                                 11,721*            $14.24*           06/04/2001 to 06/04/2005
                                                 11,721*            $10.12*           03/10/2001 to 03/10/2005
                                                 29,304*             $4.05*           28/03/2002 to 28/03/2006
                                                  5,860*             $4.26*           15/08/2002 to 15/08/2006
                                                  5,860*+            $3.46*           22/02/2003 to 22/02/2007
                                                  5,860*+            $1.86*           30/08/2003 to 30/08/2007

* As a result of the company's October 2002 Rights Offering, changes were made to both the exercise price and the number of shares of all outstanding options offered or granted. The adjustments were made by multiplying each existing option exercise price by 0.8531 and dividing the number of shares issuable upon exercise of each option by 0.8531.
+    Options that were granted in 2002

     None of our directors or senior management individually own 1% or more of our outstanding shares


OPTIONS TO PURCHASE SECURITIES FROM REGISTRANT OR SUBSIDIARIES

ISSUANCE OF SHARE OPTIONS

     As of December 31, 2002, options to purchase 99,693,211 ordinary shares were issued and outstanding. The outstanding options were granted under our 1999 Share Option Plan, of which 15,009,469 were held by our directors and senior management. The exercise prices of these options to purchase 99,693,211 ordinary shares range from S$0.80 to S$14.24, and the expiration dates of these options range from November 2003 to September 2012. In February 2003, we granted options to purchase approximately 12,031,150 ordinary shares under our 1999 Share Option Plan at an exercise price equal to the fair market value of our ordinary shares at the time of the grant.


           EQUITY COMPENSATION PLAN INFORMATION AS OF DECEMBER 31, 2002

-----------------------------------------------------------------------------------------------------------------------------
Plan Category                    (a) Number of securities to    (b) Weighted-average           (c) Number of securities
                                 be issued upon exercise of     exercise price of              remaining available for
                                 outstanding options,           outstanding options,           future issuance under equity
                                 warrants and rights            warrants and rights            compensation plans
                                                                                               (excluding securities in
                                                                                               column (a))
-----------------------------------------------------------------------------------------------------------------------------
Equity compensation plans        99,693,211                     US$3.49                        118,169,427
approved by security holders
-----------------------------------------------------------------------------------------------------------------------------
Equity compensation plans not    N.A.*                          N.A.*                          N.A.*
approved by security holders
-----------------------------------------------------------------------------------------------------------------------------
Total                            99,693,211                     US$3.49                        118,169,427
-----------------------------------------------------------------------------------------------------------------------------


* Note: The company does not have any equity compensation plans which are not approved by security holders.


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

     The aggregate number of shares that may be issued under the 1999 plan and under any other share incentive and option schemes or agreements may not exceed 197,160,000 shares. As a result of our rights offering in October 2002, the shares available for future grants were increased by 18,212,283 shares. The total shares provided under the 1999 Option Plan is hence 215,372,283 shares. If an outstanding option expires for any reason or is cancelled or otherwise terminated, the shares allocable to the unexercised portion of such option will again be available for the purposes of the plan and all other share incentive and option schemes approved by the ERCC.

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

     At our annual general meeting in May 2001, our shareholders approved an increase in the aggregate number of shares for issuance from 107,160,000 to 197,160,000 under the 1999 plan. As a result of our rights offering in October 2002, the shares available for future grants were increased by 18,212,283 shares. The total shares provided under the 1999 Option Plan is hence 215,372,283 shares. Our shareholders have also given approval to the effect that the limit on the number of option shares which may be granted to an individual in any fiscal year will apply irrespective of whether the Board or the ERCC determines that the 1999 plan is to comply with Section 162(m) of the U.S. Internal Revenue Code.

     As a result of the company's October 2002 Rights Offering, changes were made to both the exercise price and the number of shares of all outstanding options offered or granted. The adjustments were made so that the aggregate intrinsic value of the options and the ratio of the exercise price per share to the market value per share for each outstanding option tranche remain unchanged immediately after the rights offering. The adjustments were made by multiplying each existing option exercise price by 0.8531 and dividing the number of shares issuable upon exercise of each option by 0.8531. Please see "Item 10. Additional Information - Rights Offering" for additional information.

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

     At our May 2001 annual general meeting, our shareholders also approved the establishment of a separate Share Purchase Plan, or the SMP ESPP, for the employees of SMP, where Chartered holds a 49% equity interest. The terms of this plan are substantially similar to the terms of the preceding plan. The aggregate number of shares that were available for purchase under our company ESPP and the SMP ESPP was 10,000,000 ordinary shares of our company. Following the October 2002 Rights Offering, the number of shares available for purchase has been adjusted by dividing such number by 0.8531, resulting in an adjusted aggregate number of 11,721,955 shares available for purchase.


ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

MAJOR SHAREHOLDERS

     The following table sets forth certain information with respect to each person or group of affiliated persons who is known by us to beneficially own 5% or more of our ordinary shares as of February 28, 2003 based on an aggregate of 2,497,178,816 ordinary shares outstanding as of such date:

                                                                           ORDINARY SHARES(1)
                                                                          BENEFICIALLY OWNED(2)
                                                                        -----------------------
SHAREHOLDERS HOLDING 5% OR MORE                                           NUMBER        PERCENT
-------------------------------                                           ------        -------
Singapore Technologies Pte. Ltd.(3)                                     898,409,073      35.98%
Singapore Technologies Semiconductors Pte. Ltd.(3)                      611,915,810      24.50%

---------------
(1) The number of ordinary shares listed in this table includes ordinary shares held directly or in the form of ADSs.
(2) Beneficial ownership is determined in accordance with the rules of the SEC and includes voting and investment power with respect to ordinary shares. Unless otherwise indicated, the persons named in the table have sole voting and sole investment control with respect to all ordinary shares beneficially owned.
(3) As of February 28, 2003, Temasek Holdings (Private) Limited or Temasek, the principal holding company of the Government of Singapore, owned 78.6% of Singapore Technologies Pte. Ltd., or ST, and 100% of Singapore Technologies Holdings Pte. Ltd., or ST Holdings. ST Holdings owns 21.4% of ST which, in turn, owns 100% of Singapore Technologies Semiconductors Pte. Ltd., or ST Semiconductors. Temasek may be deemed to beneficially own the shares directly owned by ST and ST Semiconductors because it is the parent company of ST and ST Holdings. ST and ST Semiconductors have the same voting rights as our other shareholders. Over the last three years, ST's percentage shareholding of our outstanding shares as of December of each year has changed from 36.2% in 2000 to 36.1% in 2001 and 35.98% in 2002. ST
     Semiconductor's percentage of shareholding of our outstanding shares for the same period has changed from 24.6% in 2000 to 24.6% in 2001 and 24.5% in 2002.

     As of February 15, 2003, 685,754 of our ordinary shares, representing 0.03% of our outstanding shares, were held by a total of 67 holders of record with addresses in the U.S. As of the same date, 7,111,458 of our ADSs (representing 71,114,580 ordinary shares), representing 2.85% of our outstanding shares, were held by a total of 10 registered holders of record with addresses in the U.S. Since certain of these ordinary shares and ADSs were held by brokers or other nominees, the number of record holders in the U.S. may not be representative of the number of beneficial holders or where the beneficial holders are resident.

RELATED PARTY TRANSACTIONS

WHAT IS THE SINGAPORE TECHNOLOGIES GROUP

     Singapore Technologies Pte. Ltd., or ST, is a holding company for a group of technology-based companies. As of February 28, 2003, ST was 21.4% owned by Singapore Technologies Holdings Pte. Ltd., or ST Holdings. ST and ST Holdings were 78.6% and 100% owned, respectively, by Temasek Holdings (Private) Limited through which the corporate investments of the Government of Singapore are held. Temasek is owned by the Minister for Finance (Incorporated) of Singapore. ST owns 100% of Singapore Technologies Semiconductors Pte. Ltd., or ST Semiconductors. As of February 28, 2003, ST and ST Semiconductors hold approximately a 35.98% and 24.50% interest in our company, respectively. ST Semiconductors holds interests in our sister company, STATS. In 2002, our revenues represented approximately 9% of ST's revenues and our assets represented approximately 18% of ST's assets (in each case based on unaudited numbers).

     ST has five principal business groups: engineering, technology, infrastructure, property and financial services. ST has two operating subsidiaries that are engaged in the semiconductor business, namely:

     -    Chartered; and
     -    STATS.

     STATS specializes in assembly and testing of semiconductors. ST may in the future establish other subsidiaries, or form strategic alliances with companies, which are engaged in the semiconductor business.

     As of February 28, 2003, ST and its affiliate own approximately 60.5% of our outstanding ordinary shares and, as a result, are able to control actions over many matters requiring approval by our shareholders, including the election of directors and approval of significant corporate transactions. In addition, Messrs. Sum, Koh, Seah, Tay and Thomas, each a member of our Board of Directors (other than Mr. Thomas who serves as alternate member), serve as directors of companies in the Singapore Technologies group. Messrs. Lim, Seah and Tay, each a member of our Board of Directors, are employed by companies in the Singapore Technologies group. As of January 16, 2003, Mr. Thomas has ceased to be employed by companies in the Singapore Technologies group. Mr. Lim is a corporate adviser to ST while Mr. Sum is a corporate adviser to both ST and Temasek.

     In 1996, our Board of Directors established an Audit Committee that, among other things, reviews all material transactions between us and the Singapore Technologies group. Please see "Item 6. Directors, Senior Management and Employees -- Board Composition and Committees" for a summary of the function and composition of the Audit Committee. Mr. Koh, the chairman of the Audit Committee, serves as a director for other ST affiliates.

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


FINANCIAL SUPPORT PROVIDED TO US BY SINGAPORE TECHNOLOGIES GROUP

     Through its subsidiary, ST Treasury Services Ltd. or ST Treasury, ST currently provides us with short-term financing and guarantees some of our debt. Certain of our loan agreements require ST to own at least a majority of our outstanding ordinary shares. ST and ST Treasury have also in the past provided loans to us and have entered into forward foreign exchange contracts with us to hedge transactions denominated in Singapore dollar and Japanese Yen, primarily for principal and interest payments on our Singapore dollar denominated debt and certain of our equipment purchase commitments with foreign vendors. As of December 31, 2002, approximately $88.3 million of our debt was guaranteed by ST at no cost. In addition, $46.8 million of our debt, which has since been fully repaid in 2002, was guaranteed by commercial banks at the request of ST, at a weighted average cost to us of 0.29%.

     In addition, from time to time we advance funds to, or borrow funds from, ST Treasury (and from ST prior to the second half of 1998). In general, advances to and borrowings from ST and ST Treasury bear interest at rates comparable to the rates offered by commercial banks in Singapore, are unsecured and are repayable for periods not more than three months on a renewable basis. The amount of interest income received from ST Treasury in 2000, 2001 and 2002 was $27.0 million, $20.2 million and $7.5 million respectively.

     We have also entered into an oral multi-currency credit facility with ST Treasury in connection with our borrowing arrangements with it. Under this facility, ST Treasury has agreed to make available to us funds of up to $100 million. We may, upon notice to ST Treasury, draw down at any time any amount available under the facility. We are not restricted in our utilization of drawn funds. Funds drawn under the facility are required to be repaid within one year of the date on which they are drawn. Payment schedules and directions will be as agreed to by us and ST Treasury at the time of the draw down. Unless otherwise agreed to, amounts drawn under the facility are unsecured and neither we nor ST Treasury are subject to conditions or events of default. Interest on drawn funds accrues at a rate based on the monthly average interest rate of three banks, as chosen by ST Treasury. As of December 31, 2002, there were no unsecured borrowings outstanding under this facility. There is a possibility that ST may not continue to make this credit facility available to us, as we have not utilized it during the last three years.

     While ST has historically provided credit and other support to us, ST has no obligation to continue doing so and the availability and amount of such support will depend on various factors, including our ability to raise funds without such support and the expenses relating to such fundraising.


CORPORATE SERVICES PROVIDED TO US BY SINGAPORE TECHNOLOGIES

     We have a service agreement with ST pursuant to which it provides us with services and support which are tangible as well as intangible in nature. The services provided by ST include management and corporate support services, such as treasury, cash management, internal audit, training and executive resources. In addition, ST is able to offer us the benefits of a global network and the "Singapore Technologies" name and ST's wide spectrum of industries provide us with operational and financial leverages in our dealings with external third parties. In return for those services, support and benefits, we currently pay ST an annual management fee based on a service based fee arrangement. In addition, we reimburse ST for the third-party costs and expenses it incurs on our behalf.

     In 2000, 2001 and 2002, management fees paid or payable to ST amount to $4.3 million, $4.0 million and $4.0 million respectively. In addition, we reimbursed ST for costs and expenses incurred on our behalf, principally certain of our payroll expenses paid through ST. Those reimbursements totaled $18.6 million, $18.3 million and $14.8 million in 2000, 2001 and 2002 respectively.

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

     We paid STATS $29.6 million, $9.2 million and $10.4 million in 2000, 2001 and 2002, respectively, for services rendered in those years. We also paid other affiliates of ST $0.6 million, $1.7 million and $1.2 million in 2000, 2001 and 2002, respectively, for services rendered in those years. We purchased $0.6 million, $0.02 million and $0.3 million in assets from affiliates of ST in 2000, 2001 and 2002, respectively. We also paid affiliates of ST $0.7 million in 2000, for construction costs rendered in that year.

     Fabs 2 and 3 and our corporate offices are located on land leased to ST by Jurong Town Corporation, or JTC, a statutory board established by the Government of Singapore to develop and manage industrial estates in Singapore. These leases run until 2024 with conditional options to extend for another 30 years. We have entered into sub-leases with ST for the entire term of the leases for Fabs 2 and
3. The sub-leases for Fab 2 and Fab 3 require us to make rental payments to ST at rates equal to the rent paid by ST to JTC for the subject land through 2006 for Fab 2 and 2024 for Fab 3. The rental rates may be re-negotiated thereafter. In total, we paid ST $1.2 million, $1.3 million and $1.3 million, respectively, in lease payments for 2000, 2001 and 2002.

     CSP leases the land on which Fab 6 is located from ST, which in turn leases it from JTC. The agreement provides for the land to be leased to ST until 2027, with a conditional option to extend for an additional 30 years. CSP makes rental payments to ST at rates equal to the rent paid by ST to JTC for the subject land through 2027. CSP paid ST $0.7 million, $0.6 million and $0.5 million in lease payments for 2000, 2001 and 2002, respectively.

     Fab 7 is located on land licensed to ST by JTC for a period of three years commencing from March 1, 2000 under the terms of a Building Agreement dated July 30, 2001 for the purpose of entering and building on the land (see "Item 19. Exhibits -- Exhibit 4.52"). Under an Agreement for Sub-License and Sub-Lease with ST dated July 30, 2001, (see "Item 19. Exhibits -- Exhibit 4.51") we have a sub-license from ST to this land for a term of three years less one day commencing from March 1, 2000, with license fee payments equal to the license fees payable by ST to JTC under the Building Agreement. While this sub-license has recently expired, we are in negotiations with ST and JTC to extend it and have secured in-principle approval from such entities for such extension. Upon the completion of the Fab 7 building and the satisfaction of certain conditions contained in the Building Agreement, we expect JTC to lease the land where Fab 7 is located to ST. We expect to sub-lease this land from ST for a term of 30 years less 1 day with rental payments equal to the rent paid by ST to JTC.

     Some of our insurance coverage is held under various insurance policies which are negotiated and maintained by ST but billed directly to us. This enables us to benefit from the group rates negotiated by ST.

     We also engage in transactions with other companies directly or indirectly controlled by Temasek Holdings, the parent company of Singapore Technologies, in the ordinary course of business. These transactions, such as, phone services from Singapore Telecom and airline tickets from Singapore Airlines are on customary terms and conditions and are generally not subject to additional review by the Audit Committee.


ITEM 8. FINANCIAL INFORMATION

DIVIDEND POLICY

     In December 1995 and January 1997, we paid a cash dividend on our ordinary shares in an amount equivalent to US$87,000 and US$93,000, respectively, for the purpose of qualifying our ordinary shares as "trustee stock" eligible for investment by account holders of the Central Provident Fund, a mandatory employee pension plan administered by the Government of Singapore. Except for these dividends, we have not, since our inception, declared or paid any cash dividends on our ordinary shares. We do not currently anticipate paying any cash dividends for 2003. We may, by ordinary resolution, declare dividends at a general meeting, but we may not pay dividends in excess of the amount recommended by our Board of Directors. Our Board of Directors may also declare interim dividends without seeking shareholder approval. We must pay all dividends out of our profits or pursuant to Section 69 of the Companies Act (Chapter 50) of Singapore (the "Companies Act"). In making its recommendation, our Board of Directors will consider, among other things, our future earnings, operations, capital requirements and general financial condition, as well as general business conditions and other factors which our Board of Directors may determine are appropriate. Some of our loan agreements restrict the payment of dividends without the consent of the lender. We currently intend to retain future earnings, if any, to finance expansion of our business.


LEGAL PROCEEDINGS

     As of February 28, 2003, we are not involved in any legal proceedings that we believe would be harmful to our company.


ITEM 9. THE OFFER AND LISTING

PRICE RANGE OF OUR ADSs AND ORDINARY SHARES

     The following table sets forth, for the periods indicated, the high and low last reported sales prices per ADS and ordinary share since trading on October 29, 1999 as furnished by the Nasdaq National Market, or Nasdaq, and the Singapore Exchange. The initial public offering price of our ADSs on October 29, 1999 was $20.00 per ADS and S$3.344 per ordinary share. Per ADS and per share prices reflect the adjustment due to the October 2002 Rights Offering.

(a)  Annual high and low market prices

                                             Nasdaq Stock Market National Market
                                             -----------------------------------
                                               High                        Low
                                               ----                        ---
October 29, through December 31, 1999         $65.63                     $28.09
January 1, through December 31, 2000          $95.07                     $23.71
January 1, through December 31, 2001          $32.37                     $14.72
January 1, through December 31, 2002          $27.10                      $3.94


                                            Singapore Exchange Securities Trading Limited
                                            ---------------------------------------------
                                               High                                 Low
                                               ----                                 ---
November 1, through December 31, 1999         S$ 8.75                              S$4.46
January 1, through December 31, 2000          S$16.03                              S$4.11
January 1, through December 31, 2001          S$ 5.46                              S$2.59
January 1, through December 31, 2002          S$ 4.81                              S$0.71


(b)  Quarterly high and low market prices

                                             Nasdaq Stock Market National Market
                                             -----------------------------------
                                               High                        Low
                                               ----                        ---
January 1, through March 31, 2001            $32.37                      $21.62
April 1, through June 30, 2001               $30.21                      $19.27
July 1, through September 30, 2001           $26.28                      $14.72
October 1, through December 31, 2001         $26.10                      $14.97
January 1, through March 31, 2002            $27.10                      $19.64
April 1, through June 30, 2002               $24.20                      $17.52
July 1, through September 30, 2002           $19.20                       $5.43
October 1, through December 31, 2002         $ 6.63                       $3.94


                                            Singapore Exchange Securities Trading Limited
                                            ---------------------------------------------
                                             High                                   Low
                                             ----                                   ---
January 1, through March 31, 2001           S$5.46                                 S$3.67
April 1, through June 30, 2001              S$5.20                                 S$3.40
July 1, through September 30, 2001          S$4.51                                 S$2.62
October 1, through December 31, 2001        S$4.42                                 S$2.59
January 1, through March 31, 2002           S$4.81                                 S$3.47
April 1, through June 30, 2002              S$4.28                                 S$2.96
July 1, through September 30, 2002          S$3.29                                 S$0.98
October 1, through December 31, 2002        S$1.20                                 S$0.71


(c)  Monthly high and low market prices

                                             Nasdaq Stock Market National Market
                                             -----------------------------------
                                               High                        Low
                                               ----                        ---
September 1, through September 30, 2002       $8.67                       $5.43
October 1, through October 31, 2002           $5.61                       $4.74
November 1, through November 30, 2002         $6.63                       $4.68
December 1, through December 31, 2002         $6.29                       $3.94
January 1, through January 31, 2003           $5.17                       $3.97
February 1, through February 28, 2003         $4.34                       $3.82

                                            Singapore Exchange Securities Trading Limited
                                            ---------------------------------------------
                                             High                                   Low
                                             ----                                   ---
September 1, through September 30, 2002     S$1.46                                 S$0.98
October 1, through October 31, 2002         S$1.00                                 S$0.86
November 1, through November 30, 2002       S$1.20                                 S$0.85
December 1, through December 31, 2002       S$1.12                                 S$0.71
January 1, through January 31, 2003         S$0.90                                 S$0.71
February 1, through February 28, 2003       S$0.76                                 S$0.67

     The last reported sale price of the ADSs as quoted on Nasdaq on February 28, 2003 was $4.14 per ADS. The last reported sale price of the ordinary shares as quoted on the Singapore Exchange on February 28, 2003 was S$0.71 per ordinary share.

     Please see "Item 3. Key Information -- Risk Factors -- Risks Related to Our Securities and Our Trading Market" regarding the nature of the trading market for our ADSs and ordinary shares.


ITEM 10. ADDITIONAL INFORMATION

RIGHTS OFFERING

     In October 2002, the company completed a rights offering pursuant to which it issued to holders of :

     - its ordinary shares, rights to subscribe for new ordinary shares in the ratio of eight ordinary shares for every ten ordinary shares held. The ordinary share subscription price was S$1.00.
     - its ADSs, rights to subscribe for new ADSs, in the ratio of eight ADSs for every ten ADSs held. The definitive ADSs subscription price was US$5.58.

     The company issued 1,109.6 million new ordinary shares (directly or in the form of ADSs) and received net proceeds of $612 million from the rights offering.


EMPLOYEE BONUS AWARD PLAN CANCELLATION

     In prior years, the company had implemented an employee bonus award plan with respect to the payment of bonuses to employees. In March 2003, the company cancelled the employee bonus award plan. As a result, compensation accrued for past services under the bonus award plan of $27.5 million was eliminated by decreasing compensation expense in the period of the cancellation.


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

     The compensation of our Directors is determined by our shareholders in general meeting. Our Directors may vote on the payment of extra compensation to an executive Director, a Director who serves on a Directors' committee or to a Director who performs services which are outside the scope of the ordinary duties of a Director. Our Directors have the power to determine pensions and other retirement, superannuation, death or disability benefits for an executive Director and to fix the compensation of a Chief Executive Officer or President.

     Our Directors may exercise all powers of our company to borrow money, to mortgage or charge its undertaking, property and uncalled capital and to issue debentures and other securities.

     At each annual general meeting at least, one-third of our Directors must retire from office by rotation. A retiring Director is eligible for re-election and the Directors to retire every year are those who have been longest in office since their last re-election or appointment. A Director holding office as President or Chief Executive Officer is subject to retirement by rotation as with the other Directors of the company.

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


New Ordinary Shares

     We have only one class of shares, known as ordinary shares. New ordinary shares may only be issued with the prior approval in a general meeting of our shareholders. The approval, if granted, will lapse at the conclusion of the annual general meeting following the date on which the approval was granted or the date by which such annual general meeting is required to be held, whichever is earlier. Our shareholders have given us general authority to issue any remaining approved but unissued ordinary shares prior to our next annual general meeting. Subject to the foregoing, the provisions of the Companies Act and any special rights attached to any class of shares currently issued, all new ordinary shares are under the control of our Board of Directors who may allot and issue the same with such rights and restrictions as it may think fit, provided that new ordinary shares may not be issued to transfer a controlling interest in our company without the prior approval in general meeting of our shareholders. Our shareholders are not entitled to pre-emptive rights under our Articles of Association.

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

Voting Rights

     A shareholder is entitled to attend, speak and vote at any general meeting, in person or by proxy. A proxy need not be a shareholder. A person who holds ordinary shares in the book-entry clearance system maintained by The Central Depository (Pte) Limited, or CDP, will only be entitled to vote at a general meeting as a shareholder if his name appears on the depository register maintained by CDP 48 hours before the general meeting. Except as otherwise provided under our Articles of Association, two or more shareholders holding at least 331/3 per cent. of our issued and outstanding ordinary shares must be present in person or by proxy to constitute a quorum at any general meeting. Under our Articles of Association, on a show of hands, every shareholder present in person and each proxy shall have one vote, and on a poll, every shareholder present in person or by proxy shall have one vote for each ordinary share held. A poll may be demanded in certain circumstances, including by the chairman of the meeting or by any shareholder present in person or by proxy.


Dividends

     We may, by ordinary resolution, declare dividends at a general meeting, but we may not pay dividends in excess of the amount recommended by our Board of Directors. We must pay all dividends out of our profits or pursuant to Section 69 of the Companies Act. Our Board of Directors may also declare an interim dividend. All dividends are paid pro rata among the shareholders in proportion to the amount paid up on each shareholder's ordinary shares, unless the rights attaching to an issue of any ordinary share provides otherwise. Unless otherwise directed, dividends are paid by cheque or warrant sent through the post to each shareholder at his registered address. Notwithstanding the foregoing, our payment to CDP of any dividend payable to a shareholder whose name is entered in the depository register shall, to the extent of payment made to CDP, discharge us from any liability to that shareholder in respect of that payment.


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


Recent alterations to our Articles of Association

     In May 2002, the shareholders approved amendments to our Articles of Association that:

     a) provide that our Chief Executive Officer and President stands for re-election with respect to his board seat, as is required for the other board seats; and

     b) permit us to electronically distribute notices and documents to our shareholders, subject to compliance with the applicable regulatory requirements.

     In addition, the shareholders approved at the same meeting alterations to the objects and purposes clauses of our Memorandum of Association to provide for our entering into, or investing in, derivatives and other financial instruments and products.

Takeovers

     The Singapore Code on Takeovers and Mergers (the "Take-Over Code") regulates the acquisition of, among others, ordinary shares of public companies and contains certain provisions that may delay, deter or prevent a future takeover or change in control of our company. Any person acquiring an interest, either on his own or together with parties acting in concert with him, in 30% or more of our voting shares or, if such person holds, either on his own or together with parties acting in concert with him, between 30% and 50% (both inclusive) of our voting shares, and acquires additional voting shares representing more than 1% of our voting shares in any six-month period, must extend a takeover offer for the remaining voting shares in accordance with the provisions of the Take-Over Code.

     "Parties acting in concert" comprise individuals or companies who, pursuant to an arrangement or understanding (whether formal or informal), co-operate, through the acquisition by any of them of shares in a company, to obtain or consolidate effective control of that company. Certain persons are presumed (unless the presumption is rebutted) to be acting in concert with each other. They are as follows: A company and its related and associated companies and companies whose associated companies include any of these companies, a company and its directors (including their close relatives, related trusts and companies controlled by any of the directors, their close relatives and related trusts), a company and its pension funds and employee share schemes, a person and any investment company, unit trust or other fund whose investment such person manages on a discretionary basis, a financial or other professional adviser and its client in respect of shares held by the financial adviser and persons controlling, controlled by or under the same control as the adviser and all the funds managed by the adviser on a discretionary basis, where the shareholding of the adviser and any of those funds in the client total 10% or more of the client's equity share capital, directors of a company (including their close relatives, related trusts and companies controlled by any of such directors, their close relatives and related trusts) which is subject to an offer or where the directors have reason to believe a bona fide offer for the company may be imminent, partners, and an individual and his close relatives, related trusts, any person who is accustomed to act in accordance with his instructions and companies controlled by the individual, his close relatives, his related trusts or any person who is accustomed to act in accordance with his instructions.

     An offer for consideration other than cash must, subject to certain exceptions, be accompanied by a cash alternative at not less than the highest price paid by the offeror or parties acting in concert with the offeror within the preceding six months.


Indemnity

     Under the Take-over Code, where effective control of a company is acquired or consolidated by a person, or persons acting in concert, a general offer to all other shareholders is normally required. An offeror must treat all shareholders of the same class in an offeree company equally. A fundamental requirement is that shareholders in the company subject to the takeover offer must be given sufficient information, advice and time to consider and decide on the offer.

     As permitted by Singapore law, our Articles of Association provide that, subject to the Companies Act, we will indemnify our Board of Directors and officers against any liability incurred in defending any proceedings, whether civil or criminal, which relate to anything done or omitted to have been done as an officer, director or employee and in which judgment is given in their favor or in which they are acquitted in connection with any application under any statute for relief from liability in respect thereof in which relief is granted by the court. We may not indemnify directors and officers against any liability which by law would otherwise attach to them in respect of any negligence, wilful default, breach of duty or breach of trust of which they may be guilty in relation to our company.


Substantial Shareholdings

     Under the Companies Act, a person has a substantial shareholding in a company if he has an interest (or interests) in one or more voting shares in the company and the nominal amount of that share (or the aggregate amount of the nominal amounts of those shares) is not less than 5 per cent. of the aggregate of the nominal amount of all voting shares in the company. A person having a substantial shareholding in our company is required to make certain disclosures under the Companies Act and the Securities and Futures Act, (Chapter 289 of Singapore), including the particulars of his interests in our company and the circumstances by which he has such interests.

Minority Rights

     The rights of minority shareholders of Singapore-incorporated companies are protected under Section 216 of the Companies Act, which gives the Singapore courts a general power to make any order, upon application by any shareholder of the company, as they think fit to remedy any of the following situations:

     - the affairs of the company are being conducted or the powers of the board of directors are being exercised in a manner oppressive to, or in disregard of the interests of, one or more of our shareholders; or

     - the company takes an action, or threatens to take an action, or the shareholders pass a resolution, or propose to pass a resolution, which unfairly discriminates against, or is otherwise prejudicial to, one or more of the shareholders, including the applicant.

     Singapore courts have wide discretion as to the reliefs they may grant and those reliefs are in no way limited to those listed in the Companies Act itself. Without prejudice to the foregoing, Singapore courts may:

     - direct or prohibit any act or cancel or vary any transaction or resolution;

     -    regulate the conduct of our affairs in the future;

     - authorize civil proceedings to be brought in the name of, or on behalf of, our company by a person or persons and on such terms as the court may direct;

     - provide for the purchase of a minority shareholder's shares by the other shareholders or by our company and, in the case of a purchase of shares by us, a corresponding reduction of the share capital;

     -    provide that the Memorandum or Articles of Association be amended; or

     -    provide that our company be wound up.


MATERIAL CONTRACTS

     The following is a summary of each contract that is material to us as of the date hereof and was not entered into by us in the ordinary course of business. Cross-references are provided where these agreements are described elsewhere in this document. These agreements are also listed in "Item 19 -- Exhibits".


Loan Agreements

     Chartered Silicon Partners Pte. Ltd. entered into a Loan Agreement with the Economic Development Board dated November 24, 1999 for an amount of up to S$450.0 million ($245.8 million) (see "Item 19. Exhibits -- Exhibit 4.9") (for a summary of this arrangement, see "Item 5. Operating and Financial Review and Prospects -- Liquidity and Capital Resources").

     CSP entered into a Loan Agreement with a syndicate of banks and ABN Amro Bank N.V., Singapore Branch, as agent, dated September 28, 2000 (see "Item 19. Exhibits -- Exhibit 4.1") for an amount of up to $820 million (known as the "CSP Second Phase Credit Agreement"). For a summary of this arrangement, see "Item 5. Operating and Financial Review and Prospects -- Liquidity and Capital Resources". In connection with this loan, Agilent Technologies Europe B.V. and ourselves provided a Shareholders Undertaking dated December 14, 2000 (see "Item
19. Exhibits -- Exhibit 4.4"). Under the Shareholders Undertaking, we and Agilent agreed to guarantee completion of Fab 6 and to provide equity support for CSP. Our obligation to provide equity support under the Shareholders Undertaking was subject to a maximum liability equal to the amount of any unpaid equity contributions we were obligated to make in CSP. We completed our equity contribution payments in CSP in November 2000 and, consequently, are no longer liable for equity support in CSP under the Shareholders Undertaking.

     A second U.S. dollar term loan (the "CSP First Phase Credit Agreement") for an amount of $143.2 million with several banks and financial institutions for capital expenditure and equipment that was first put in place on March 12, 1998, has since been fully repaid in 2002. (See "Item 19. Exhibits - Exhibits 4.1.1 to
4.1.6 and Exhibits 4.2.1 to 4.2.3" for this agreement together with subsequent amendments and related agreements). Although the CSP First Phase Credit Agreement has been fully repaid, the guarantee that the lenders under this agreement had provided in favor of the Economic Development Board or EDB in respect of CSP's obligations under its loan with EDB dated November 24, 1999 (For the

EDB loan agreement, see "Item 19. Exhibits -- Exhibit 4.9") remains unaffected. As such, certain provisions under the CSP First Phase Credit Agreement arising out of or in connection with the guarantee (such as indemnity provisions from CSP as a result of the guarantee and the debt-net worth ratio obligations) would continue to apply.

     In 2002, we announced that we were seeking consents from one or more of our lenders and several of CSP's lenders to allow us to substantially increase CSP's net worth to enable CSP to satisfy a total debt to net worth ratio for the CSP First and Second Phase Credit Agreements. Such increase in CSP's net worth was effected by converting amounts payable by CSP to us into a loan from us to CSP (the "Chartered Loan"). We obtained the necessary consents from the lenders and CSP was in compliance with the total debt to net worth ratio for both loans as at June 30, 2002, and also as at December 31, 2002.

     In obtaining the consents, the above two CSP loan agreements were amended to include the Subordination Agreements which subordinated amounts under the Chartered Loan to the amounts due by CSP to its other lenders under the above loans. For copies of the respective Letter Agreements incorporating the Subordination Agreements, see "Item 19. Exhibits -- Exhibit 4.1.6 and Exhibit 4.3.3" and for copies of the respective Subordination Agreements, see "Item 19. Exhibits -- Exhibit 4.1.5 and Exhibit 4.3.2". For more information on this arrangement, see "Item 5. Operating and Financial Review and Prospects -- Liquidity and Capital Resources".

     Silicon Manufacturing Partners Pte. Ltd. entered into a Loan Agreement with a syndicate of banks and Citicorp Bank, as agent, dated September 3, 1999 (see "Item 19. Exhibits -- Exhibit 4.5") for an amount of up to $445 million, of which $300 million is Tranche A and $145 million is Tranche B, at an interest rate of LIBOR plus margin of 1.5% or less (the "SMP Syndicated Loan"). The final repayment date for the Tranche A loan is March 17, 2005, and the final repayment date for the Tranche B loan is December 3, 2005. In connection with this loan, we and Lucent Technologies Microelectronics Pte. Ltd. provided a Shareholders Undertaking dated September 3, 1999 (see "Item 19. Exhibits -- Exhibit 4.7") in which we agreed to guarantee completion of Fab 5 and to provide equity support for SMP. Our obligation to provide equity support under the Shareholders Undertaking was subject to a maximum liability equal to the amount of any unpaid equity contributions we were obligated to make in SMP. We completed our equity contribution payments in SMP in July 2000 and, consequently, are no longer liable for equity support in SMP under the Shareholders Undertaking. On July 20, 2000, the parties to the SMP Syndicated Loan entered into a Supplemental Agreement which amends the terms of the Loan Agreement (see "Item 19. Exhibits -- Exhibit 4.6") to permit SMP to draw down the Tranche B facility in more than one drawdown instead of a single drawdown.

     On May 2, 2001, the parties to the SMP Syndicated Loan and the corresponding Shareholders Undertaking entered into an Amendment to these agreements (see "Item 19. Exhibits -- Exhibit 4.8"). Lucent Technologies Inc. had on February 1, 2001, transferred the assets and liabilities of its Microelectronics group into an independent company known as Agere Systems Inc. (Please see "Item 4. Information on Our Company -- Strategic Alliances -- Silicon Manufacturing Partners"). In connection with the transfer, Lucent Technologies Inc. ("Lucent") and Lucent Technologies International Inc. ("LTI") transferred certain assets related to Agere Systems Inc.'s business, including LTI's interest in Lucent Technologies Microelectronics Pte. Ltd. ("LTM") to Agere Systems International LLC, a wholly-owned direct subsidiary of Agere Systems Inc. LTM changed its name to Agere Systems Singapore Pte. Ltd. with effect from February 1, 2001. The Amendment dated May 2, 2001 was to record the parties' agreement to the abovementioned transfer.

     As a result of the Loan Agreement with the Economic Development Board dated July 21, 1997 for an amount of up to S$300 million being fully repaid in 2002, we now have two existing Loan Agreements with the Economic Development Board: one dated August 1, 1995 for an amount of up to S$100 million (see "Item 19. Exhibits -- Exhibit 4.10"); one dated April 14, 1997 for an amount of up to S$600 million, as supplemented on May 29, 1997 (see "Item 19. Exhibits --
Exhibit 4.11"). (for a summary of these arrangements, see "Item 5. Operating and Financial Review and Prospects -- Liquidity and Capital Resources").

     The two Loan Agreements with the Development Bank of Singapore (formerly Post Office Savings Bank of Singapore): one dated February 11, 1997 for an amount of up to S$50 million ($28.8 million); and the other dated June 10, 1997 for an amount of up to S$50 million ($28.8 million), have since been fully repaid in 2002.

     Some of our loan agreements restrict the payment of dividends by us without the consent of the lender. In addition, some of the loan agreements of CSP and SMP restrict the payment of dividends to us and the other shareholders of CSP and SMP, respectively.


Strategic Alliances

1.   Chartered Silicon Partners

     We entered into a Joint Venture Agreement with Hewlett-Packard Europe B.V. and EDB Investments Pte. Ltd. dated March 13, 1997, as amended by Amendment Agreement No. 1 dated July 4, 1997 and Amendment No. 2 dated October 1, 1999, to form the Chartered Silicon Partners strategic alliance relating to the joint ownership of Fab 6, all of which are contained in the Restated Joint Venture Agreement dated October 23, 2001 ((see "Item 19. Exhibits -- Exhibit 4.14"). As part of the CSP alliance, we also entered into an Assured Supply and Demand Agreement with Chartered Silicon Partners Pte. Ltd. and Hewlett-Packard Company dated July 4, 1997 (see "Item 19. Exhibits -- Exhibit 4.16"), as amended by Amendment Agreement No. 2 dated June 17, 1999 (see "Item 19. Exhibits -- Exhibit 4.17") which supercedes the previous amendments contained in Amendment Agreement No. 1 dated November 5, 1998 and a License and Technology Agreement with Chartered Silicon Partners Pte. Ltd. and Hewlett-Packard Company dated July 4, 1997 (for a summary of this arrangement, see "Item 4. Information on Our Company -- Strategic Alliances -- Chartered Silicon Partners").

     Hewlett-Packard assigned its rights and obligations under the CSP agreements to Agilent Technologies and its subsidiaries under agreements among Hewlett-Packard, Agilent Technologies Europe and us dated November 9, 1999: Deed of Accession and Ratification with respect to the Joint Venture Agreement, Novation and Amendment Agreement with respect to the Assured Supply and Demand Agreement as amended (see "Item 19. Exhibits -- Exhibit 4.18") and Novation and Amendment Agreement with respect to the License and Technology Agreement (for a summary of this arrangement, see "Item 4. Information on Our Company -- Strategic Alliances -- Chartered Silicon Partners").

     Pursuant to a Deed of Accession and Ratification dated October 22, 2001 (see "Item 19. Exhibits -- Exhibit 4.14"), we, EDB Investments Pte. Ltd. and Agilent Technologies Europe agreed to the sale by Agilent Technologies Europe of 15% of its shareholding in CSP to EDB Investments and Singapex Investments Pte. Ltd. Consequent to such sale, certain terms of the Joint Venture Agreement were amended and restated in the in the Restated Joint Venture Agreement dated October 23, 2001.

     As part of Agilent's strategy that led to Agilent Technologies Europe reducing its ownership in CSP in October 2001, Agilent Technologies Europe relinquished the voting rights of its nominees on the Board of Directors of CSP. The parties entered into the Amendment No. 1 dated January 31, 2002 to the Restated Joint Venture Agreement dated October 23, 2001 (see "Item 19. Exhibits -- Exhibit 4.15") to effect such change.

     For more details on the sale by Agilent Technologies Europe of part of its shareholding in CSP, please see "Item 4. Information on Our Company -- Strategic Alliances -- Chartered Silicon Partners".


2.   Silicon Manufacturing Partners

     We entered into a Joint Venture Agreement with Lucent Technologies Microelectronics Pte. Ltd., now known as Agere Systems Singapore Pte. Ltd., dated December 19, 1997 (see "Item 19. Exhibits -- Exhibit 4.19"), to form the Silicon Manufacturing Partners strategic alliance relating to the joint ownership of Fab 5.

     As part of the SMP alliance, we also entered into an Assured Supply and Demand Agreement with Silicon Manufacturing Partners Pte. Ltd. and Lucent Technologies Microelectronics Pte. Ltd. dated February 17, 1998 (see "Item 19. Exhibits -- Exhibit 4.20"), as amended by the Supplemental Assured Supply and Demand Agreement dated September 3, 1999 (see "Item 19. Exhibits -- Exhibit 4.21") and a License and Technology Agreement with Silicon Manufacturing Partners Pte. Ltd. and Lucent Technologies Microelectronics Pte. Ltd. dated February 17, 1998 (see "Item 19. Exhibits -- Exhibit 4.22"), as amended by Amendment Agreement No. 1 dated July 27, 2000 (see "Item 19. Exhibits -- Exhibit 4.23"), by Amendment Agreement No. 2 dated March 22, 2001 (see "Item 19. Exhibits -- Exhibit 4.24") and by Amendment Agreement (No. 3) dated March 28, 2002 (See "Item 19. Exhibits -- Exhibit 4.25"), the amendment agreements relating to additional process technologies to be transferred (for a summary of this arrangement, see "Item 4. Information on Our Company -- Strategic Alliances -- Silicon Manufacturing Partners").


Technology Transfer, License, Joint Development and other related agreements

1.   Agere Systems

     We entered into a Technology Transfer Agreement with Lucent Technologies Inc., now known as Agere Systems Inc. dated February 17, 1998 (see "Item 19. Exhibits -- Exhibit 4.26"), the purpose of which was to transfer technology into each of our company and Agere Systems Inc. so as to maintain the compatibility of the processes running in Silicon Manufacturing Partners with the processes running in our fabs. (For a summary of this arrangement, see "Item 4. Information on Our Company -- Offer Leading Process Technology " and "Item 4. Information on Our Company -- Research and Development"). Under this Agreement, Lucent and our company transferred one another 0.25um process technology. This above agreement has since been amended three times by Amendment Agreement (No.
1) dated July 31, 2000 (see "Item 19. Exhibits -- Exhibit 4.27"), by Amendment Agreement (No. 2) dated March 20, 2001 (see "Item 19. Exhibits -- Exhibit 4.28"), and by Amendment Agreement (No. 3) dated March 28, 2002 (see "Item 19. Exhibits -- Exhibit 4.29"), all for the purpose of updating the list of process technologies transferred by each of our company and Agere Systems Inc.

     We also have a Patent License Agreement with Agere Systems Inc. dated January 1, 1998 (see "Item 19. Exhibits -- Exhibit 4.30"), as amended August 18, 2000 (see "Item 19. Exhibits -- Exhibit 4.31"). Under this Agreement, Agere and our company granted to one another a license to use certain of each other's patents and for us to provide wafer capacity to Agere in lieu of royalty payments for the use of Agere's patents.

     On September 26, 2002, we entered into a Letter Agreement with Agere Systems Inc. ("Agere"), 1998 (see "Item 19. Exhibits -- Exhibit 4.32"), where in exchange for our agreement to waive Agere's capacity shortfall fees under our manufacturing agreement with them, Agere agreed to treat our royalty obligations under the patent license agreement with Agere as satisfied until such time as Agere's ownership interest in Silicon Manufacturing Partners Ltd. falls below 49%. Thereafter, the existing provisions in the patent license agreement allowing us to offset royalty payments in exchange for the provision of short and long term flexibility in wafer capacity to Agere continue to apply.


2.   Toshiba

     We entered into a Patent Cross-License Agreement with Toshiba Corporation dated August 12, 1999 (see "Item 19. Exhibits -- Exhibit 4.33"). Under this Agreement, Toshiba and our company granted one another a license to use certain of each other's patents and for us to provide wafer capacity to Toshiba in lieu of royalty payments for the use of Toshiba's patents.


3.   IBM

     We entered into a Patent Cross-License Agreement with IBM dated January 1, 2001 (see "Item 19. Exhibits -- Exhibit 4.34"). Under this agreement, IBM and our company granted to one another a license to use certain of each other's patents.

     This Agreement was amended effective as of November 26, 2002 to expand the scope of the licenses and to extend the term of the licences granted to each party (see "Item 19. Exhibits -- Exhibit 4.35").

     Effective as of November 26, 2002, we entered into the following agreements with IBM : "SF" Process Development and Cost Sharing Agreement (see "Item 19. Exhibits -- Exhibit 4.36"), Copper/Related FEOL Technology Agreement (see "Item
19. Exhibits -- Exhibit 4.37") and Refundable Cross Deposit Agreement (see "Item
19. Exhibits -- Exhibit 4.38"). The "SF" Process Development and Cost Sharing Agreement provides for the development of 90 nm and 65 nm logic processes on 300 mm silicon wafers. Under the Copper/Related FEOL Technology License Agreement, IBM transferred and licensed to Chartered certain know-how and skills relating to certain copper back end of line and related front end of line techniques. Under the Refundable Cross Deposit Agreement, each of IBM and Chartered would deposit certain funds with the other party to secure certain manufacturing capacity in each other's facility.


Property Agreements

1.   Fab 1

     We lease the land where Fab 1 is located from Ascendas Land (Singapore) Pte. Ltd. (formerly known as "Technology Parks Private Limited") under a Lease of Lot 2164 Mukim 3-2 Science Park Drive dated January 18, 1995 (see "Item 19. Exhibits -- Exhibit 4.39"). The lease has a 30-year term. (for a summary of this arrangement, see "Item 4. Information on Our Company -- Description of Property").


2.   Fab 2

     Singapore Technologies Pte. Ltd. or ST leased the land where Fab 2 is located from Jurong Town Corporation under a Building Agreement relating to Private Lot A12787 Mukim No. 13 Sembawang dated April 11, 1995 (see "Item 19. Exhibits -- Exhibit 4.40"). Under an Agreement for Sub-License and Sub-Lease dated September 30, 1997 with ST. (see "Item 19. Exhibits -- Exhibit 4.41"), we sub-lease this land until 2024 with rental payments equal to the rent paid by ST to Jurong Town until 2006 (for a summary of this arrangement, see "Item 4. Information on Our Company -- Description of Property" and "Item 7. Major Shareholders and Related Party Transactions -- Related Party Transactions -- Other Transactions with the Singapore Technologies Group").


3.   Fab 3

     ST leased the land where Fab 3 is located from Jurong Town Corporation under Building Agreements relating to Private Lot A12787 (a) Woodlands Industrial Park D, Mukim No. 13 Sembawang dated February 17, 1998 (see "Item 19. Exhibits -- Exhibit 4.42"), as amended on October 7, 1998 (see "Item 19. Exhibits -- Exhibit 4.43"), and Private Lot A12787 (b) dated February 17, 1998 (see "Item 19. Exhibits -- Exhibit 4.45"), also amended on October 7, 1998 (see "Item 19. Exhibits -- Exhibit 4.46"), in Woodlands Industrial Park D, Mukim No. 13 Sembawang. Under Agreements for Sub-License and Sub-Lease with ST dated February 17, 1998 (see "Item 19. Exhibits -- Exhibit 4.44 and Exhibit 4.47"), we sub-lease this land until 2024 with rental payments equal to the rent paid by ST to Jurong Town through 2024. Under a Sub-Lease dated February 17, 1998, we in turn sub-lease space in Fab 3 to Silicon Manufacturing Partners for the operation of Fab 5 (see "Item 19. Exhibits -- Exhibit 4.48") (for a summary of this arrangement, see "Item 4. Information on Our Company -- Strategic Alliances -- Silicon Manufacturing Partners", "Item 4. Information on Our Company -- Description of Property" and "Item 7. Major Shareholders and Related Party Transactions -- Related Party Transactions-- Other Transactions with the Singapore Technologies Group").


4.   Fab 6

     ST leased the land where Fab 6 is located from Jurong Town Corporation under a Building Agreement relating to Private Lot A12787 (d) Mukim No. 13 Sembawang dated September 24, 1999 (see "Item 19. Exhibits -- Exhibit 4.49"). Under an Agreement for Sub-License and Sub-Lease dated September 24, 1999 with ST (see "Item 19. Exhibits -- Exhibit 4.50"), Chartered Silicon Partners Pte. Ltd. sub-leases this land until 2027 with rental payments equal to the rent paid by ST to Jurong Town through 2027 (for a summary of this arrangement, see "Item
4. Information on Our Company -- Strategic Alliances -- Chartered Silicon Partners", "Item 4. Information on our Company -- Description of Property" and "Item 7. Major Shareholders and Related Party Transactions -- Related Party Transactions -- Other Transactions with the Singapore Technologies Group").


5.   Fab 7

     ST has a license from Jurong Town Corporation to enter and build on the land where Fab 7 is located under a Building Agreement relating to Private Lot A12787(e) Mukim No. 13 dated July 30, 2001 (see "Item 19. Exhibits -- Exhibit 4.52"). Under an Agreement for Sub-License and Sub-Lease dated July 30, 2001 (see "Item 19. Exhibits -- Exhibit 4.51"), we have a sub-license from ST to this land for a term of 3 years less 1 day with license fee payments equal to the license fees paid by ST to Jurong Town Corporation. While this sub-license has recently expired, we are in negotiations with ST and JTC to extend it and have secured in-principle approval from such entities for such extension. Upon the completion of the Fab 7 building and the satisfaction of certain conditions in the Building Agreement, we expect Jurong Town Corporation to lease the land where Fab 7 is located to ST. We expect to sub-lease this land from ST for a term of 30 years less 1 day with rental payments equal to the rent paid by ST to Jurong Town Corporation. (for a summary of this arrangement, see "Item 4. Information on Our Company -- Description of Property" and "Item 7. Major Shareholders and Related Party Transactions -- Related Party Transactions -- Other Transactions with the Singapore Technologies Group").


Related Party Agreements

     We entered into an ST Group Management and Support Services Agreement with ST dated November 1, 1999 (see "Item 19. Exhibits -- Exhibit 4.53") (for a summary of this arrangement, see "Item 7. Major Shareholders and Related Party Transactions -- Related Party Transactions -- Corporate Services Provided to us by Singapore Technologies").

     We entered into a Turnkey Subcontract Agreement for Sort, Assembly, and/or Final Test Services with ST Assembly Services Ltd. dated March 21, 2000 (for a summary of this arrangement, see "Item 4. Information on Our Company -- Turnkey Services and The Chartered Solution" and "Item 7. Major Shareholders and Related Party Transactions -- Other Transactions with the Singapore Technologies Group"). This agreement has since been amended by an Amended and Restated Turnkey Subcontract Agreement for Sort, Assembly, and/or Final Test Services with ST Assembly Services Ltd. dated October 30, 2002 (see "Item 19. Exhibits --
Exhibit 4.54") under which the term of the contract has been extended from March 21, 2003 to October 30, 2005. Apart from the updating or aligning of some terms with the terms of our standard agreements with end customers, most of the other terms remain the same.


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



                                                       SINGAPORE DOLLARS PER U.S. $1.00
                                                                NOON BUYING RATE
                                        ------------------------------------------------------------------
FISCAL YEAR ENDED DECEMBER 31,          AVERAGE(1)               LOW            HIGH            PERIOD END
------------------------------          ----------             ------          ------           ----------
1998                                      1.6722               1.5810          1.7960             1.6510
1999                                      1.6951               1.6565          1.7370             1.6670
2000                                      1.7250               1.6535          1.7600             1.7315
2001                                      1.7937               1.7275          1.8540             1.8470
2002                                      1.7908               1.7310          1.8525             1.7352



MONTH                                   AVERAGE(2)              LOW             HIGH            PERIOD END
-----                                   ----------             ------          ------           ----------
September 2002                            1.7682               1.7460          1.7845             1.7780
October 2002                              1.7843               1.7672          1.8035             1.7672
November 2002                             1.7653               1.7581          1.7735             1.7672
December 2002                             1.7532               1.7352          1.7760             1.7352
January 2003                              1.7363               1.7308          1.7448             1.7396
February 2003                             1.7451               1.7325          1.7582             1.7374

----------

(1) The average of the daily Noon Buying Rates on the last business day of each month during the year.
(2) The average of the daily noon buying rates on the last business day of each day during the month.

     Certain Singapore dollar amounts contained in this document have been translated to U.S. dollars as at December 31, 2002, which was S$1.7429 = US$1.00. No representation is made that the Singapore dollar or U.S. dollar amounts shown in this document could have been or could be converted at such rate or at any other rate.

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


TAXATION

SINGAPORE TAXATION

     The following discussion is a summary of the material Singapore income tax, stamp duty and estate duty consequences of the purchase, ownership and disposal of the ordinary shares or ADSs (collectively the "securities") to a holder of the securities that is not resident in Singapore. This discussion does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a decision to purchase, own or dispose of the securities and does not purport to deal with the tax consequences applicable to all categories of investors.

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

     Subject to the provisions of any applicable double taxation treaty, non-resident taxpayers who derive certain types of income from Singapore are subject to a withholding tax on that income at a current rate of 22% for the year of assessment 2003 (or 15% in the case of interest, royalty and rental of movable equipment), subject to certain exceptions.

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

     Dividend Distributions.

     Dividends paid out of Tax-Exempt Income or Income subject to Concessionary Tax Rates.

     If we pay dividends on the ordinary shares or ADSs out of the tax exempt income received because of our pioneer status or out of our income subject to a concessionary tax rate, if any, such dividends will be free of Singapore tax in the hands of the holders of the ordinary shares and ADSs. Please see "Item 5. Operating and Financial Review and Prospects -- Special Tax Status" for a discussion of our tax incentive status.

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

     Dividends paid out of Income subject to Normal Corporate Taxation

     Imputation System. Before January 1, 2003 (and to a certain extent between January 1, 2003 and December 31, 2007, pursuant to the transitional rules for the new one-tier corporate tax system (see "New One-Tier Corporate Tax System" below)), the imputation system of corporate taxation applied in Singapore. Under this system, the tax we paid on income subject to tax at the prevailing corporate income tax rate (currently 22% for the year of assessment 2003) would be imputed to, and deemed to be paid on behalf of, our shareholders upon distribution of such income as dividends. Our shareholders would have received dividends ("Franked Dividends") net of such tax and would be taxed on the gross amount of dividends (that is, on the amount of net dividends plus an amount equal to the amount of gross dividends multiplied by the prevailing corporate tax rate). In this way, the tax we paid would have been available to our shareholders as a tax credit to offset their tax liability on their overall income subject to Singapore income tax (including the gross amount of dividends).

     A non-resident shareholder is effectively taxed on Franked Dividends at the corporate income tax rate. Thus, because tax deducted from the dividend and paid by us at the corporate income tax rate is in effect imputed to, and deemed paid on behalf of, our shareholders (as discussed in the preceding paragraph), no further Singapore income tax will be imposed on net dividends received by a non-resident holder of ordinary shares or ADSs. Further, the non-resident shareholder will normally not receive any tax refund from the Inland Revenue Authority of Singapore.

     New One-Tier Corporate Tax System. A new one-tier corporate tax system became effective from January 1, 2003 (subject to certain transitional rules). Under this new system, the tax on corporate profits is final and dividends paid by a Singapore resident company will be tax exempt in the hands of a shareholder, regardless of whether the shareholder is a company or an individual and whether or not the shareholder is a Singapore tax resident. Accordingly, under the one-tier corporate tax system, no further Singapore income tax will be imposed on the net dividends received by a non-resident holder of ordinary shares or ADSs.

     However, to enable companies to make use of their unutilized dividend franking credits as at December 31, 2002, there will be a five-year transition period from January 1, 2003 to December 31, 2007, during which a company may remain on the imputation system for the purposes of paying Franked Dividends out of its unutilized dividend franking credits as at December 31, 2002.

     Accordingly, for so long as we have not moved to the one-tier corporate tax system, shareholders may continue to receive dividends with credits attached as described above under "Imputation System".

     For the period up to 31 December 2007, when the imputation system will co-exist with the one-tier corporate tax system, if we have not moved to the one-tier system, tax vouchers issued by us will distinguish between franked dividends and normal tax exempt dividends not being exempt dividends under the one-tier system, such as dividends paid out of tax-exempt income, approved deduction or further deduction of expenses or foreign tax credit allowed. If we have fully utilised our dividend franking credits (that is, we are required to move to the one-tier system) or if we elect to move to the one-tier system at an earlier date, tax vouchers issued by us will distinguish between normal tax exempt dividends and exempt dividends under the one-tier system. We do not presently intend to migrate to the new one tier corporate tax system until our dividend franking credits as at December 31, 2002 are fully utilized or until the transition period comes to an end, whichever is earlier.

     No tax treaty currently exists between Singapore and the U.S.

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


STAMP DUTY

     There is no stamp duty payable in respect of the issuance and holding of new ordinary shares or ADSs. Where existing ordinary shares or ADSs evidenced in certificated form are acquired in Singapore, stamp duty is payable on the instrument of transfer of the ordinary shares or ADSs at the rate of S$2.00 for every S$1,000 or part thereof of the consideration for, or market value of, the ordinary shares or ADSs, whichever is higher. The stamp duty is borne by the purchaser unless there is an agreement to the contrary. Where an instrument of transfer is executed outside Singapore or no instrument of transfer is executed, no stamp duty is payable on the acquisition of existing ordinary shares or ADSs. Stamp duty may be payable if the instrument of transfer is received in Singapore.


ESTATE DUTY

     In the case of an individual who is not domiciled in Singapore, Singapore estate duty is imposed on the value of immovable properties of the individual situated in Singapore. Estate duty is not imposed on the movable properties in Singapore owned by a non-domiciled person. Thus, an individual holder of the ordinary shares or ADSs who is not domiciled in Singapore at the time of his or her death will not be subject to Singapore estate duty on the value of any ordinary shares or ADSs held by the individual upon the individual's death.

     Prospective purchasers of ordinary shares or ADSs who are individuals, whether or not domiciled in Singapore, should consult their own tax advisers regarding the Singapore estate duty consequences of their investment.


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

     If dividends are paid in Singapore dollars, the amount of the dividend distribution includible in the income of a U.S. holder will be the U.S. dollar value of the payments made in Singapore dollars, determined at a spot exchange rate between Singapore dollars and U.S. dollars on the date the dividend is includible in income by the U.S. holder in accordance with its method of accounting, regardless of whether the payment is in fact converted into U.S. dollars. Generally, gain or loss, if any, resulting from currency exchange fluctuations during the period from the date of distribution to the date such payment is converted into U.S. dollars will be treated as ordinary income or loss.


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

     We do not believe that we satisfied either of the tests for PFIC status in 2002 and the summary above assumes that we are not, and will not become, a PFIC in the future. However, there can be no assurances that we will not be a PFIC in 2003 or a later year. If, for example, the "passive income" earned by us exceeds 75% or more of our "gross income", we will be a PFIC under the "income test". In addition, it is also possible that we will be a PFIC under the "asset test". The determination of the value of our assets will be based in part on the market price of our ordinary shares and ADSs. Because we have historically held, and may continue to hold a substantial amount of passive assets, there is a substantial risk that we may be a PFIC in 2003 or in a later year. Passive income for PFIC purposes includes, among other things, interest, dividends, royalties, rents and annuities. For manufacturing businesses, gross income for PFIC purposes should be determined by reducing total sales by the cost of goods sold. Although not free from doubt, if our cost of goods sold exceeds our total sales by an amount greater than our passive income, such that we are treated as if we had no gross income for PFIC purposes, we would not be a PFIC as a result of the income test.

     If we were to be a PFIC at any time during a U.S. holder's holding period, such U.S. holder would be required to either: (i) pay an interest charge together with tax calculated at maximum ordinary income rates on "excess distributions," which is defined to include gain on a sale or other disposition of ordinary shares or ADSs, or (ii) so long as the ordinary shares or ADSs are "regularly traded" on a qualifying exchange, elect to recognize as ordinary income each such year the excess in the fair market value, if any, of its ordinary shares or ADSs at the end of the taxable year over such holder's adjusted basis in such ordinary shares or ADSs and, to the extent of prior inclusions of ordinary income, recognize ordinary loss for the decrease in value of such ordinary shares or ADSs (the "mark to market" election). For this purpose, the Nasdaq National Market will qualify as a qualifying exchange. U.S. holders are strongly urged to consult their own tax advisers regarding the application of the PFIC rules.


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

     The above summary is not intended to constitute a complete analysis of all tax consequences relating to ownership of ordinary shares or ADSs. You should consult your tax adviser concerning the tax consequences of your particular situation.


SUBSIDIARY INFORMATION

     For more information on our subsidiaries, please see "Item 4. Information on Our Company -- Organizational Structure".


DOCUMENTS ON DISPLAY

     Publicly filed documents concerning our company can be obtained from the Public Reference Section of the SEC, 450 Fifth Street, N.W., Washington D.C. 20549, at prescribed rates.

     The SEC maintains a website at www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that make electronic filings with the SEC using its EDGAR system. As a foreign private issuer, we are now required to use the EDGAR system. We have done so in the past and will continue to do in order to make our reports available over the Internet.


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

     As of December 31, 2002, our debt obligations are as follows:

                                                          AS OF DECEMBER 31, 2002
                                                          -----------------------

                                                                       EXPECTED MATURITY DATE
                                                                   (IN THOUSANDS, EXCEPT INTEREST RATE)
                                          -----------------------------------------------------------------------------
                                                                                                   THERE-
                                            2003      2004        2005        2006        2007      AFTER       TOTAL
                                          -------   --------    --------    --------      ----     ------    ----------
LONG TERM DEBT
U.S. dollar at floating rate              $     0   $125,667    $125,667    $125,666       $0        $0      $  377,000
Singapore dollar at fixed rate(1)          64,001     55,173      55,173      14,345        0         0         188,692
Singapore dollar at floating rate(1)            0          0           0           0        0         0               0
2.5% convertible notes(2)                       0          0           0     603,609        0         0         603,609
Other                                           0          0           0      10,630        0         0          10,630
                                          -------   --------    --------    --------       --        --       ----------
Total                                     $64,001   $180,840    $180,840    $754,250       $0        $0      $1,179,931
                                          =======   ========    ========    ========       ==        ==      ==========

                                                                                          AS OF
                                                                                       DECEMBER 31,
                                                                                          2001
                                                                  WEIGHTED       ---------------------------
                                                                  AVERAGE
                                                 FAIR             INTEREST                           FAIR
                                                 VALUE              RATE            TOTAL            VALUE
                                               ----------         --------       ----------       ----------
LONG TERM DEBT
U.S. dollar at floating rate                   $  377,000           2.29%        $  184,800       $  184,800
Singapore dollar at fixed rate(1)                 195,091           5.64%           287,355          287,561
Singapore dollar at floating rate(1)                    0              -             54,620           54,620
2.5% convertible notes(2)                         644,743           5.25%           587,559          582,452
Other                                              10,630              -             (2,104)          (2,104)
                                               ----------                        ----------       ----------
Total                                          $1,227,464                        $1,112,230       $1,107,329
                                               ==========                        ==========       ==========

                                             AS OF DECEMBER 31
                                          ------------------------
                                             2002            2001
                                           --------        -------
ACCOUNTS PAYABLE
U.S. dollar                                $ 84,456        $38,547
Singapore dollar(2)                          16,156         22,767
Japanese yen(2)                              14,906          5,878
Others                                       11,474         15,551
                                           --------        -------
Total Payable                              $126,993        $82,743
                                           ========        =======

----------

(1) We have entered into forward foreign contracts related to a portion of these amounts to exchange the related cash flows to U.S. dollars. Please see "Foreign Currency Risk" below.

(2) In 2001, we entered into an interest rate swap contract in respect of the fixed-rate interest obligations associated with $200.0 million of the convertible notes issued on April 2001, with the effect of swapping the fixed-rate interest obligations to a floating-rate obligation based on LIBOR rates to take advantage of the low interest rate. The fair value of the interest rate swap contract at December 31, 2002 was $8.5 million.

     As of December 31, 2002, 49.4% of our outstanding debt obligations bore fixed interest rates (inclusive of Singapore dollar floating rate debt which has been swapped to U.S. dollar fixed rate debt). We have no cash flow or earnings exposure due to market interest rate changes for our fixed debt obligations. 50.6% of our outstanding debt obligations bear floating interest rates (inclusive of the $200.0 million fixed rate interest obligations associated with the convertible notes which was swapped into a floating rate obligation). We have cash flow and earnings exposure due to market interest rate changes for our floating debt obligations. A half percentage point change in interest rates would affect our interest payments by 6.6% annually.


FOREIGN CURRENCY RISK

     Our foreign currency exposures give rise to market risk associated with exchange rate movements of the U.S. dollar, our functional currency, against the Japanese yen and the Singapore dollar. Substantially all of our revenue was denominated in U.S. dollars during the year ended December 31, 2002 and as a result, we had relatively little foreign currency exchange risk with respect to any of our revenue. In 2002, approximately 18% of our cost of revenue was denominated in Singapore dollars. In addition, approximately 62% of our capital expenditures were denominated in U.S. dollars, approximately 18% were denominated in Euro, approximately 12% were denominated in Japanese yen and approximately 8% were denominated in Singapore dollars. In addition, a substantial part of our debt is denominated in foreign currency, primarily Singapore dollars.

     To protect against reductions in value and the volatility of future cash flows caused by changes in foreign exchange rates, we utilize currency forward contracts to minimize the impact of foreign currency fluctuations on our results of operations. We utilize, from time to time, currency forward contracts to hedge so as to minimize our exposure to specific currency risks related to equipment purchase commitments, primarily in Japanese yen and Euro. In addition, we minimize our currency risk by purchasing certain raw materials and equipment in U.S. dollars and borrowing in U.S. dollars. Prior to July 1, 1998, our exposure to foreign currency risk was viewed as exposure to non-Singapore dollar assets and liabilities. Effective July 1, 1998, we changed our functional currency to the U.S. dollar. In connection with the change, we entered into foreign currency forward contracts to mitigate the effects to us of exchange rate fluctuations between the U.S. dollar and the Singapore dollar related to our non-U.S. dollar denominated borrowings. The table below provides information about our derivative financial instruments and presents the information in U.S. dollar equivalents.



                                                          AS OF DECEMBER 31, 2002
                                                          -----------------------
                                                                                                                    AS OF
                                    EXPECTED MATURITY DATE OF NOTIONAL AMOUNTS                                   DECEMBER 31,
                                       (IN THOUSANDS, EXCEPT EXCHANGE RATE)                                         2001
                                 --------------------------------------------------                          -------------------
                                                                             THERE-                  FAIR                  FAIR
                                   2003      2004      2005    2006   2007    AFTER     TOTAL       VALUE      TOTAL      VALUE
                                 -------   -------   -------   ----   ----   ------   --------      -----    --------    -------
FORWARD EXCHANGE AGREEMENTS
(Receive Yen/Pay US$)
Contract Amount                  $11,401                                              $ 11,401      $  84          --         --
Average Contractual
 Exchange Rate                    120.58

(Receive S$/Pay US$)
Contract Amount                  $38,247   $28,292   $27,409      -                   $ 93,948       1,181   $242,333    $(8,734)
Average Contractual
 Exchange Rate                      1.75      1.75      1.73      -

(Receive Euro/Pay US$)
Contract Amount                  $12,676                                                12,676         183         --         --
Average Contractual
 Exchange Rate                     1.018
                                 -------   -------   -------   ----   ----   ------   --------      ------   --------    -------
Total Contract Amount            $62,324   $28,292   $27,409      -      -        -   $118,025      $1,448   $242,333    $(8,734)
                                 =======   =======   =======   ====   ====   ======   ========      ======   ========    =======


                                                          AS OF DECEMBER 31, 2002
                                                          -----------------------
                                                                                                                     AS OF
                                    EXPECTED MATURITY DATE  OF NOTIONAL AMOUNTS                                   DECEMBER 31,
                                       (IN THOUSANDS, EXCEPT EXCHANGE RATE)                                           2001
                                 ----------------------------------------------------                          -------------------
                                                                               THERE-                 FAIR                  FAIR
                                   2003      2004      2005    2006     2007    AFTER     TOTAL       VALUE      TOTAL      VALUE
                                 -------   -------   -------   ----     ----   ------   --------    --------   --------    -------
CROSS CURRENCY SWAP
(Swapping S$ into US$)
Contract Amount(1)               $28,690   $28,690   $28,690   $14,345                  $100,415    $(8,853)   $122,895   $(19,339)
                                 -------   -------   -------   -------  ----   ------   --------    --------   --------    -------
Total                            $28,690   $28,690   $28,690   $14,345     -        -   $100,415    $(8,853)   $122,895   $(19,339)
                                 =======   =======   =======   =======  ====   ======   ========    =======    ========   ========

(1) We have entered into a cross currency swap to convert one of the Singapore dollar fixed rate loans to a U.S. dollar denominated fixed rate instrument.

                                                   As of December 31, 2002                      As of December 31, 2001
                                           --------------------------------------      ----------------------------------------
                                           Carrying        Amount      Percentage       Carrying         Amount      Percentage
                                            Amount         Hedged        Hedged          Amount          Hedged        Hedged
                                           --------       --------     ----------      ---------       --------      ----------

NON-US DOLLAR LIABILITIES
Accounts Payable
  Japanese yen                             $ 14,906       $ 11,401        76.0%         $  5,878             --           --
  Singapore dollar                           16,156             --          --            22,767             --           --
  Others                                     11,474         11,474       100.0          $ 15,551             --           --
Foreign Currency Loan
  Singapore dollar                          188,692        188,692       100.0           341,975        341,975        100.0%
Future Interest Payable on Debt
  Singapore dollar                            3,647          3,647       100.0             5,791          5,791        100.0
                                           --------       --------       -----          --------       --------        -----
    Total                                  $234,875       $215,214        91.6%         $391,962       $347,766         88.7%
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


ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

DEFAULTS UPON SENIOR SECURITIES

None.


ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

USE OF PROCEEDS

Not applicable.


ITEM 15. CONTROLS AND PROCEDURES

     The company maintains disclosure controls and procedures that are designed to ensure that information required to be disclosed in the Company's Exchange Act reports is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, and that such information is accumulated and communicated to the company's management, including its Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. In designing and evaluating the disclosure controls and procedures, management recognized that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, and management necessarily was required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures. Also, the company has investments in certain unconsolidated entities. As the company's control is limited only to certain management and operational aspects of these entities, its disclosure controls and procedures with respect to such entities are necessarily limited compared to those it maintains with respect to its consolidated subsidiaries.

     Within 90 days prior to the date of this report, the company carried out an evaluation, under the supervision and with the participation of the company's management, including the company's Chief Executive Officer and the company's Chief Financial Officer, of the effectiveness of the design and operation of the company's disclosure controls and procedures. Based on the foregoing, the company's Chief Executive Officer and Chief Financial Officer concluded that the company's disclosure controls and procedures were effective.

     There have been no significant changes in the company's internal controls or in other factors that could significantly affect the internal controls subsequent to the date the company completed its evaluation.


ITEM 16.

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

ITEM 18. FINANCIAL STATEMENTS

          Financial Statements

          The following financial statements are filed as part of this document, together with the report of the independent auditors:

          Chartered Semiconductor Manufacturing Ltd. Consolidated Financial Statements

               Independent Auditors' Report

               Consolidated Balance Sheets as of December 31, 2001 and 2002

               Consolidated Statements of Operations and Comprehensive Income
               (Loss) for the years ended December 31, 2000, 2001 and 2002

               Consolidated Statements of Shareholders' Equity for the years ended December 31, 2000, 2001 and 2002

               Consolidated Statements of Cash Flows for the years ended December 31, 2000, 2001 and 2002.

               Notes to Consolidated Financial Statements

          Silicon Manufacturing Partners Pte, Ltd., Financial Statements

               Independent Auditors' Report

               Balance Sheets as of December 31, 2001 and 2002

               Profit and Loss Accounts for the years ended December 31, 2000, 2001 and 2002

               Statements of Changes in Equity for the years ended December 31, 2000, 2001 and 2002

               Statements of Cash Flows for the years ended December 31, 2000, 2001 and 2002

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

                           LOAN AGREEMENTS AND INDENTURES

4.1.1(1)                   Credit Agreement dated March 12, 1998 by and among Chartered Silicon Partners Pte. Ltd., the banks named on the signature pages thereto, as lenders, and ABN Amro Bank (Singapore
                           Branch), as Agent, as amended by the First Supplemental Agreement dated December 14, 1998

4.1.2(3)                   Second Supplemental Agreement dated November 9, 1999 by and among Chartered Silicon
                           Partners Pte. Ltd., the banks on the signature pages thereto, as Lenders, and ABN Amro
                           Bank N.V. (Singapore Branch), as agent

4.1.3(6)                   Third Supplemental Agreement dated December 14, 2000 by and among Chartered Silicon
                           Partners Pte. Ltd., the banks on the signature pages thereto, as Lenders and ABN Amro
                           Bank N.V. (Singapore Branch) as agent

4.1.4(5)                   Fourth Supplemental Agreement dated May 21, 2002 by and among Chartered Silicon Partners
                           Pte. Ltd., the banks on the signature pages thereto, as Lenders and ABN Amro Bank N.V.
                           (Singapore Branch) as agent

4.1.5(5)                   Subordination Agreement dated June 28, 2002 by and among the Registrant, Chartered
                           Silicon Partners Pte. Ltd. as Borrower and ABN Amro Bank N.V. Singapore Branch as
                           Security Trustee, relating to the CSP First Phase Credit Agreement

4.1.6(5)                   Letter dated June 26, 2002 from ABN Amro Bank N.V., Singapore Branch to the Registrant amending the CSP First Phase Credit Agreement by incorporating the Subordination
                           Agreement relating to the CSP First Phase Credit Agreement

4.2.1(1)                   Shareholders Undertaking dated July 1, 1998 by and among the Registrant, Chartered
                           Silicon Partners Pte. Ltd., EDB Investments Pte. Ltd., Hewlett-Packard Europe B.V. and
                           ABN Amro Bank N.V. (Singapore Branch), as Agent, as supplemented on December 16, 1998

4.2.2(3)                   Second Supplemental Shareholders Undertaking dated November 9, 1999 by and among
                           Chartered  Silicon Partners Pte. Ltd., as Borrower, the Registrant, EDB Investments Pte.
                           Ltd., Agilent Technologies Europe B.V., as Shareholders, Hewlett-Packard Europe B.V., as
                           Retiring Shareholder, and ABN Amro Bank N.V. (Singapore Branch), as Agent

4.2.3(6)                   Third Supplemental Shareholders Undertaking dated December 14, 2000 by and among
                           Chartered Silicon Partners Pte. Ltd., as Borrower, the Registrant, EDB Investments Pte.
                           Ltd., Agilent Technologies Europe B.V., as Shareholders, and ABN Amro Bank N.V.
                           (Singapore Branch) as Agent

4.3.1(4)                   Credit Agreement dated September 28, 2000 by and among Chartered Silicon Partners Pte.
                           Ltd., the banks on the signature pages thereto, as Lenders, and ABN Amro Bank N.V.,
                           Singapore Branch, as agent and security trustee (the "CSP Second Phase Credit Agreement")

4.3.2(5)                   Subordination Agreement dated June 28, 2002 by and among the Registrant, Chartered
                           Silicon Partners Pte. Ltd. as Borrower and ABN Amro Bank N.V. Singapore Branch as
                           Security Trustee, relating to the CSP Second Phase Credit Agreement

4.3.3(5)                   Letter dated June 26, 2002 from ABN Amro Bank N.V., Singapore Branch to the Registrant amending the CSP Second Phase Credit Agreement by incorporating the Subordination
                           Agreement relating to the CSP Second Phase Credit Agreement

4.4(6)                     Shareholders' Undertaking dated December 14, 2000 by and among Chartered Silicon Partners
                           Pte. Ltd. as Borrower, the Registrant, EDB Investments Pte. Ltd., Agilent Technologies
                           Europe B.V., as Shareholders and ABN Amro Bank N.V., Singapore Branch as Security Trustee

4.5(7)                     Syndicated Credit Facilities Agreement dated September 3, 1999 by and among Silicon
                           Manufacturing Partners Pte. Ltd., ABN Amro Bank N.V. (Singapore Branch), Citibank, N.A.
                           (Singapore Branch) and Overseas Union Bank Limited, as Lead Arrangers, the banks and financial institutions named on the signature pages thereto, as lenders, Citicorp
                           Investment Bank (Singapore) Limited, as Facility Agent, and Citicorp Investment Bank
                           (Singapore) Limited, as Security Agent

4.6(8)                     Supplemental Agreement dated July 20, 2000 (the "Supplemental Agreement") to the
                           Syndicated Credit Facilities Agreement dated September 3, 1999 by and among Silicon
                           Manufacturing Partners Pte. Ltd., ABN Amro Bank N.V. (Singapore Branch), Citibank, N.A.
                           (Singapore Branch) and Overseas Union Bank Limited, as Lead Arrangers, the banks and financial institutions named on the signature pages thereto, as lenders, Citicorp
                           Investment Bank (Singapore) Limited, as Facility Agent, and Citicorp Investment Bank
                           (Singapore) Limited, as Security Agent

4.7(7)                     Shareholders Undertaking dated September 3, 1999 by and among the Registrant, Lucent
                           Technologies Microelectronics Pte. Ltd., Silicon Manufacturing Partners Pte. Ltd. and
                           Citicorp Investment Bank (Singapore) Limited

4.8(8)                     Amendment dated May 2, 2001 to (a) the Syndicated Credit Facilities Agreement dated
                           September 3, 1999 by and among Silicon Manufacturing Partners Pte. Ltd., ABN Amro Bank
                           N.V. (Singapore Branch), Citibank, N.A. (Singapore Branch) and Overseas Union Bank
                           Limited, as Lead Arrangers, the banks and financial institutions named on the signature pages thereto, as lenders, Citicorp Investment Bank (Singapore) Limited, as Facility
                           Agent, and Citicorp Investment Bank (Singapore) Limited, as Security Agent, as amended by the Supplemental Agreement and to (b) the Shareholders Undertaking dated September 3,
                           1999 by and among the Registrant, Lucent Technologies Microelectronics Pte. Ltd., Silicon
                           Manufacturing Partners Pte. Ltd. and Citicorp Investment Bank (Singapore) Ltd

4.9(6)                     Loan Agreement dated November 24, 1999 between Economic Development Board and Chartered
                           Silicon Partners Pte. Ltd.

4.10(7)                    Loan Agreement dated August 1, 1995 by and between the Registrant and the Economic
                           Development Board of Singapore

4.11(7)                    Loan Agreement dated April 14, 1997 by and between the Registrant and the Economic
                           Development Board of Singapore, as supplemented on May 29, 1997

4.12(9)                    Indenture dated as of April 2, 2001 by and between the Registrant and Wells Fargo Bank
                           Minnesota, National Association

4.13(9)                    Supplemental Indenture dated as of April 2, 2001, by and between the Registrant and Wells
                           Fargo Bank Minnesota, National Association

                           STRATEGIC ALLIANCES

                           CSP

4.14(10)                   Deed of Accession and Ratification dated October 22, 2001 by and among the Registrant,
                           EDB Investments Pte. Ltd., Agilent Technologies Europe B.V. and Singapex Investments Pte.
                           Ltd. relating to the Joint Venture Agreement dated March 13, 1997, as amended and restated on October 23, 2001(the "Restated Joint Venture Agreement" dated October 23,
                           2001)

4.15(10)                   Amendment No. 1 dated January 31, 2002 to Restated Joint Venture Agreement dated October
                           23, 2001

4.16(2)(+)                 Assured Supply and Demand Agreement dated July 4, 1997 by and among the Registrant,
                           Chartered Silicon Partners Pte. Ltd. and Hewlett-Packard Company

4.17(2)(+)                 Amendment Agreement No. 2 to Assured Supply and Demand Agreement dated June 17, 1999 by and among the Registrant, Chartered Silicon Partners Pte. Ltd. and Hewlett-Packard
                           Company, which replaces the amendments contained in Amendment Agreement No. 1 to Assured
                           Supply and Demand Agreement dated November 5, 1998.

4.18(3)                    Novation and Amendment Agreement dated November 9, 1999 by and among Chartered

                           Silicon Partners Pte. Ltd., the Registrant, Hewlett-Packard Company and Agilent Technologies, Inc.
                           relating to the Assured Supply and Demand Agreement 64-225 dated July 4, 1997, as amended

                           SMP

4.19(2)(+)                 Joint Venture Agreement dated December 19, 1997 by and between the Registrant and Lucent
                           Technologies Microelectronics Pte. Ltd

4.20(2)(++)                Assured Supply and Demand Agreement dated February 17, 1998 by and among the Registrant,
                           Silicon Manufacturing Partners Pte. Ltd. and Lucent Technologies Microelectronics Pte. Ltd

4.21(2)(+)                 Supplemental Assured Supply and Demand Agreement dated September 3, 1999 by and among the
                           Registrant, Silicon Manufacturing Partners Pte. Ltd. and Lucent Technologies
                           Microelectronics Pte. Ltd.

4.22(2)(++)                License and Technology Transfer Agreement dated February 17, 1998 by and among the
                           Registrant, Lucent Technologies Microelectronics Pte. Ltd. and Silicon Manufacturing
                           Partners Pte. Ltd

4.23(11)(++)               Amendment Agreement (No. 1) to License and Technology Transfer Agreement dated July 27,
                           2000 by and between the Registrant, Lucent Technologies Microelectronics Pte. Ltd. and
                           Silicon Manufacturing Partners Pte. Ltd

4.24(12)(++)               Amendment Agreement (No. 2) dated March 22, 2001 to License and Technology Transfer
                           Agreement dated February 17, 1998 between the Registrant, Agere Systems Singapore Pte.
                           Ltd. (formerly known as "Lucent Technologies Microelectronics Pte. Ltd") and Silicon
                           Manufacturing Partners Pte. Ltd.

4.25(13)(++)               Amendment Agreement (No. 3) dated March 28, 2002 to License and Technology Transfer
                           Agreement dated February 17, 1998 between the Registrant, Agere Systems Singapore Pte.
                           Ltd. (formerly known as "Lucent Technologies Microelectronics Pte. Ltd") and Silicon
                           Manufacturing Partners Pte. Ltd.

                           TECHNOLOGY TRANSFER, LICENSE,  JOINT DEVELOPMENT AND OTHER RELATED AGREEMENTS.

                           AGERE/LUCENT

4.26(2) (++)               Technology Transfer Agreement dated February 17, 1998 by and between the Registrant and
                           Lucent Technologies Inc.

4.27(12)(++)               Amendment Agreement (No. 1) dated July 31, 2000 to Technology Transfer Agreement dated
                           February 17, 1998 between Lucent Technologies Inc. and the Registrant

4.28(12)(++)               Amendment Agreement (No. 2) dated March 20, 2001 to Technology Transfer Agreement dated
                           February 17, 1998 between Agere Systems Inc. (formerly known as the "Microelectronics
                           Group of Lucent Technologies Inc.") and the Registrant

4.29(13)(++)               Amendment Agreement (No. 3) dated March 28, 2002 to Technology Transfer Agreement dated
                           February 17, 1998 between Agere Systems Inc. (formerly known as the "Microelectronics
                           Group of Lucent Technologies Inc.") and the Registrant.

4.30(2)(+)                 Patent License Agreement dated January 1, 1998 by and between the Registrant and Lucent
                           Technologies Inc.

4.31(11)(+)                Patent License Agreement Amendment dated August 18, 2000 by and between the Registrant and Lucent Technologies Inc.

4.32(14)                   Letter Agreement dated September 26, 2002 between the Registrant and Agere Systems Inc.
                           (formerly "Lucent Technologies Inc.") amending the Patent License Agreement between the parties dated January 1, 1998.

                           TOSHIBA

4.33(2)(+)                 Patent Cross License Agreement dated August 12, 1999 by and between the Registrant and
                           Toshiba Corporation

                           IBM

4.34(10)(+)                Patent Cross-License Agreement dated January 1, 2001 by and between the Registrant and IBM

4.35(15)(++)               Amendment No. 1 dated November 26, 2002 to Patent License Agreement dated January 1, 2001 by and between the Registrant and IBM

4.36(15)(++)               "SF" Process Development and Cost Sharing Agreement dated November 26, 2002 by and between the Registrant and IBM

4.37(15)(++)               Copper / Related FEOL Technology License Agreement dated November 26, 2002 by and between the Registrant and IBM

4.38(15)(++)               Refundable Cross Deposit Agreement dated November 26, 2002 by and between the Registrant and IBM

                           PROPERTY AGREEMENTS

                           FAB 1

4.39(7)                    Lease of Lot 2164 Mukim 3-2 Science Park Drive dated January 18, 1995 by and between
                           Ascendas Land (Singapore) Pte. Ltd. (formerly known as "Technology Parks Private
                           Limited") and the Registrant

                           FAB 2

4.40(7)                    Building Agreement relating to Private Lot A12787 Mukim No. 13 Sembawang dated April 11,
                           1995 by and between Jurong Town Corporation and Singapore Technologies Pte. Ltd

4.41(7)                    Agreement for Sub-License and Sub-Lease dated September 30, 1997 by and between Singapore
                           Technologies Pte. Ltd. and the Registrant relating to Private Lot A12787 Mukim No. 14
                           Sembawang

                           FAB 3

4.42(7)                    Building Agreement relating to Private Lot A12787(a) Woodlands Industrial Park D, Mukim
                           No. 13 Sembawang dated February 17, 1998 by and between Jurong Town Corporation and
                           Singapore Technologies Pte. Ltd

4.43(7)                    First Supplementary Agreement to Building Agreement relating to Private Lot A12787(a)
                           Woodlands Industrial Park D, Mukim No. 13 dated October 7, 1998 by and between Jurong
                           Town Corporation and Singapore Technologies Pte. Ltd

4.44(7)                    Agreement for Sub-License and Sub-Lease (Private Lot A12787(a)) dated February 17, 1998 by and between Singapore Technologies Pte. Ltd. and the Registrant

4.45(7)                    Building Agreement relating to Private Lot A12787(b) Woodlands Industrial Park D, Mukim
                           No. 13 Sembawang dated February 17, 1998 by and between Jurong Town Corporation and
                           Singapore Technologies Pte. Ltd

4.46(7)                    First Supplementary Agreement to Building Agreement relating to Private Lot A12787(b)
                           Woodlands Industrial Park D, Mukim No. 13 dated October 7, 1998 by and between Jurong
                           Town Corporation and Singapore Technologies Pte. Ltd

4.47(7)                    Agreement for Sub-License and Sub-Lease (Private Lot A12787(b)) dated February 17, 1998 by and between Singapore Technologies Pte. Ltd. and the Registrant

4.48(7)                    Sub-Lease dated February 17, 1998 by and between the Registrant and Silicon Manufacturing
                           Partners Pte. Ltd.

                           FAB 6

4.49(7)                    Building Agreement relating to Private Lot A12787(d) Mukim No. 13 Sembawang dated
                           September 24, 1999 by and between Jurong Town Corporation and Singapore Technologies
                           Pte. Ltd

4.50(7)                    Agreement for Sub-License and Sub-Lease (Private Lot A12787(d)) dated September 24, 1999 by and between Singapore Technologies Pte. Ltd. and Chartered Silicon Partners Pte. Ltd.

                           FAB 7

4.51(16)                   Agreement for Sub-License and Sub-Lease (Private Lot A12787(e)) dated July 30, 2001 by and between Singapore Technologies Pte. Ltd. and the Registrant

4.52(16)                   Building Agreement relating to Private Lot A12787(e) Woodlands Industrial Park D,  G.S.
                           No. 3696K, Mukim No. 13 dated July 30, 2001 by and between Jurong Town Corporation and
                           Singapore Technologies Pte. Ltd

                           RELATED PARTY AGREEMENTS

4.53(3)                    ST Group Management and Support Services Agreement dated November 1, 1999 by and between the Registrant and Singapore Technologies Pte. Ltd

4.54(15)                   Amended and Restated Turnkey Subcontract Agreement for Sort, Assembly and/or Final Test
                           Services dated October 30, 2002 by and between the Registrant and ST Assembly Test Services Ltd

8(15)                      Table of the Registrant's subsidiaries

10(15)                     Consent of KPMG

(1) Filed as an exhibit to our company's Registration Statement on Form F-1 (Registration No. 333-88397), as filed with the Securities and Exchange Commission on October 4, 1999. The Memorandum and Articles of Association were amended by shareholders resolutions which are filed as an exhibit to our company's Current Report on Form 6-K (File No. 000-27811), as submitted with the Securities and Exchange Commission on June 29, 2001, and were as set forth in the proxy statement for the company's annual general meeting in May 2001 which is filed as an exhibit to our company's Current Report on Form 6-K (File No. 000-27811), as submitted with the Securities and Exchange Commission on April 18, 2001, which exhibits are incorporated herein by reference.

(2) Filed as an exhibit to our company's Amended Registration Statement on Form F-1/A, as filed with the Securities and Exchange Commission on October 25, 1999, which exhibit is incorporated herein by reference.

(3) Filed as an exhibit to our company's Current Report on Form 6-K (File No. 000-27811), as submitted with the Securities and Exchange Commission on November 23, 1999, which exhibit is incorporated herein by reference.

(4) Filed as an exhibit to our company's Current Report on Form 6-K (File No. 000-27811), as submitted with the Securities and Exchange Commission on September 28, 2000, which exhibit is incorporated herein by reference.

(5) Filed as an exhibit to our company's Second Quarterly Report 2002 on Form 6-K (File No. 000-27811), as submitted with the Securities and Exchange Commission on August 14, 2002, which exhibit is incorporated herein by reference.

(6) Filed as an exhibit to our company's Annual Report on Form 20-F (File No. 000-27811), as filed with the Securities and Exchange Commission on March 21, 2001, which exhibit is incorporated herein by reference.

(7) Filed as an exhibit to our company's Registration Statement on Form F-1 (Registration No. 333-88397), as filed with the Securities and Exchange Commission on October 4, 1999.

(8) Filed as an exhibit to our company's Second Quarterly Report 2001 on Form 6K (File No. 000-27811), as submitted with the Securities and Exchange Commission on August 14, 2001, which exhibit is incorporated herein by reference.

(9) Filed as an exhibit to our company's Current Report on Form 6-K (File No. 000-27811), as submitted with the Securities and Exchange Commission on April 4, 2001, which exhibit is incorporated herein by reference.

(10) Filed as an exhibit to our company's Annual Report on Form 20-F (File No. 000-27811), as filed with the Securities and Exchange Commission on March 11, 2002, which exhibit is incorporated herein by reference.

(11) Filed as an exhibit to our company's Third Quarterly Report 2000 on Form 6K (File No. 000-27811), as submitted with the Securities and Exchange Commission on September 28, 2000, which exhibit is incorporated herein by reference.

(12) Filed as an exhibit to our company's First Quarterly Report 2001 on Form 6K (File No. 000-27811), as submitted with the Securities and Exchange Commission on May 15, 2001, which exhibit is incorporated herein by reference.

(13) Filed as an exhibit to our company's First Quarterly Report 2002 on Form 6K (File No. 000-27811), as submitted with the Securities and Exchange Commission on May 14, 2002, which exhibit is incorporated herein by reference.

(14) Filed as an exhibit to our company's Third Quarterly Report 2002 on Form 6-K (File No. 000-27811), as submitted with the Securities and Exchange Commission on November 14, 2002, which exhibit is incorporated herein by reference.

(15) Filed herewith.

(16) Filed as an exhibit to our company's Third Quarterly Report 2001 on Form 6K (File No. 000-27811), as submitted with the Securities and Exchange Commission on November 14, 2001, which exhibit is incorporated herein by reference.

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

                                   SIGNATURES

     The Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized on this 13th day of March 2003

                                       CHARTERED SEMICONDUCTOR MANUFACTURING LTD


                                       By: /s/ George Thomas
                                           -------------------------------------
                                           Name:  George Thomas
                                           Title: Vice President and
                                                  Chief Financial Officer

     This annual report has been signed by the following persons in the capacities indicated:

                SIGNATURE                                   TITLE                                     DATE
-------------------------------------      -------------------------------------          ----------------------------

          /s/ James A. Norling             Chairman of the Board
-------------------------------------
            JAMES A. NORLING


           /s/ Lim Ming Seong              Deputy Chairman of the Board
-------------------------------------
             LIM MING SEONG


           /s/ Chia Song Hwee              President and Chief Executive Officer
-------------------------------------      (principal executive officer)
             CHIA SONG HWEE


            /s/ George Thomas              Vice President and Chief Financial
-------------------------------------      Officer (principal financial and
             GEORGE THOMAS                 accounting officer)


            /s/ Sum Soon Lim               Director
-------------------------------------
              SUM SOON LIM


         /s/ James H. Van Tassel           Director
-------------------------------------
           JAMES H. VAN TASSEL


           /s/ Aubrey C. Tobey             Director
-------------------------------------
             AUBREY C. TOBEY


       /s/ Robert Edmund La Blanc          Director
-------------------------------------
         ROBERT EDMUND LA BLANC


            /s/ Andre Borrel               Director
-------------------------------------
              ANDRE BORREL


         /s/ Charles E. Thompson           Director
-------------------------------------
           CHARLES E. THOMPSON


            /s/ Koh Beng Seng              Director
-------------------------------------
              KOH BENG SENG


           /s/ Tsugio Makimoto             Director
-------------------------------------
             TSUGIO MAKIMOTO

                SIGNATURE                                   TITLE                                     DATE
-------------------------------------      -------------------------------------          ----------------------------

           /s/ Tay Siew Choon              Director
-------------------------------------
             TAY SIEW CHOON

         /s/ Peter Seah Lim Huat           Director
-------------------------------------
           PETER SEAH LIM HUAT


            CERTIFICATION UNDER SECTION 302 OF THE SARBANES-OXLEY ACT

I, Chia Song Hwee, certify that:

1. I have reviewed this annual report on Form 20-F of Chartered Semiconductor Manufacturing Ltd (the "Registrant");

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the Registrant as of, and for, the periods presented in this annual report;

4. The Registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the Registrant and we have:

     a) designed such disclosure controls and procedures to ensure that material information relating to the Registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

     b) evaluated the effectiveness of the Registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

     c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The Registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the Registrant's auditors and the audit committee of the Registrant's board of directors (or persons performing the equivalent function):

     a) all significant deficiencies in the design or operation of internal controls which could adversely affect the Registrant's ability to record, process, summarize and report financial data and have identified for the Registrant's auditors any material weaknesses in internal controls; and

     b) any fraud, whether or not material, that involves management or other employees who have a significant role in the Registrant's internal controls; and

6. The Registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.


Date: March 11, 2003

                                                             /s/ Chia Song Hwee
                                                            --------------------
                                                               Chia Song Hwee
                                                             President and Chief
                                                              Executive Officer

            CERTIFICATION UNDER SECTION 302 OF THE SARBANES-OXLEY ACT

I, George Thomas, certify that:

1. I have reviewed this annual report on Form 20-F of Chartered Semiconductor Manufacturing Ltd (the "Registrant");

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the Registrant as of, and for, the periods presented in this annual report;

4. The Registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the Registrant and we have:

     a) designed such disclosure controls and procedures to ensure that material information relating to the Registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

     b) evaluated the effectiveness of the Registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

     c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The Registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the Registrant's auditors and the audit committee of the Registrant's board of directors (or persons performing the equivalent function):

     a) all significant deficiencies in the design or operation of internal controls which could adversely affect the Registrant's ability to record, process, summarize and report financial data and have identified for the Registrant's auditors any material weaknesses in internal controls; and

     b) any fraud, whether or not material, that involves management or other employees who have a significant role in the Registrant's internal controls; and

6. The Registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.


Date: March 11, 2003

                                                            /s/ George Thomas
                                                        ------------------------
                                                              George Thomas
                                                        Vice President and Chief
                                                            Financial Officer

                    CHARTERED SEMICONDUCTOR MANUFACTURING LTD
                                AND SUBSIDIARIES


                     FINANCIAL STATEMENTS FOR THE YEAR ENDED
                         DECEMBER 31,2000, 2001 AND 2002

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

Notes to the Financial Statements                                                   F-6


                          INDEPENDENT AUDITORS' REPORT

The Board of Directors and Shareholders
Chartered Semiconductor Manufacturing Ltd:

We have audited the accompanying consolidated balance sheets of Chartered Semiconductor Manufacturing Ltd and subsidiaries as of December 31, 2001 and 2002, and the related consolidated statements of operations and comprehensive income (loss), shareholders' equity and cash flows for the years ended December 31, 2000, 2001 and 2002. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Chartered Semiconductor Manufacturing Ltd and subsidiaries as of December 31, 2001 and 2002, and the results of their operations and their cash flows for the years ended December 31, 2000, 2001 and 2002, in conformity with accounting principles generally accepted in the United States of America.



KPMG

SINGAPORE
March 13, 2003

           CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES
                   CONSOLIDATED BALANCE SHEETS - IN US DOLLARS
                                AS OF DECEMBER 31
                      IN THOUSANDS (EXCEPT PER SHARE DATA)

                                                          NOTE        2001          2002
                                                          ----     ----------    ----------

ASSETS
Cash and cash equivalents                                   4      $1,041,616    $1,210,925
Accounts receivable, net
  Trade                                                     5          63,176        70,208
  Others                                                    5          28,243         6,710
Amounts due from ST affiliates                              3           1,247             4
Amounts due from SMP                                                   13,287        18,842
Inventories                                                 6          12,766        21,275
Prepaid expenses                                                        1,905         4,081
                                                                   ----------    ----------
     Total current assets                                           1,162,240     1,332,045

Investment in SMP                                           7          77,406        33,764
Other non-current assets.                                              36,108        94,320
Technology license agreements                               8          15,167        16,540
Property, plant and equipment, net.                         9       1,853,421     1,861,231
                                                                   ----------    ----------
     Total assets                                                  $3,144,342    $3,337,900
                                                                   ==========    ==========

LIABILITIES AND SHAREHOLDERS' EQUITY
Accounts payable
  Trade                                                            $   10,305    $   16,495
  Fixed asset purchases                                                72,438       110,498
Current installments of long-term debt                     12         198,160        64,001
Accrued operating expenses                                 10         153,635       141,016
Amounts due to ST and ST affiliates                         3           6,557         7,583
Amounts due to SMP                                                     31,099           174
Income taxes payable                                                   24,667        20,578
Other current liabilities                                  11          22,892        29,641
                                                                   ----------    ----------
     Total current liabilities                                        519,753       389,986
Long-term debt, excluding current installments             12         914,070     1,115,930
Long-term customer deposits                                11          41,281        10,431
Other non-current liabilities                              14          25,017        28,454
                                                                   ----------    ----------
     Total liabilities                                              1,500,121     1,544,801
Minority interest                                                      61,589         7,640


Share capital:  ordinary shares of S$0.26 par value
  Authorized 3,076,923 shares
  Issued and outstanding: 1,383,756 shares in 2001
   and 2,497,179 shares in 2002                            16         280,480       443,713
Additional paid-in capital                                 17       1,782,633     2,238,752
Accumulated deficit                                        18        (416,925)     (834,013)
Accumulated other comprehensive loss                       19         (63,556)      (62,993)
                                                                   ----------    ----------
     Total shareholders' equity                                    $1,582,632    $1,785,459
                                                                   ----------    ----------
Commitments and contingencies                              21
     Total liabilities and shareholders' equity                    $3,144,342    $3,337,900
                                                                   ==========    ==========

          See accompanying notes to consolidated financial statements.

           CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF OPERATIONS
                 AND COMPREHENSIVE INCOME (LOSS) - IN US DOLLARS
                         FOR THE YEARS ENDED DECEMBER 31
                      IN THOUSANDS (EXCEPT PER SHARE DATA)


                                                               2000             2001             2002
                                                            ----------       ----------       ----------
Net revenue                                                 $1,134,104       $  462,656       $  449,241
Cost of revenue                                               (749,582)        (665,261)        (628,726)
                                                            ----------       ----------       ----------
Gross profit (loss)                                            384,522         (202,605)        (179,485)
                                                            ----------       ----------       ----------

OPERATING EXPENSES
  Research and development                                      74,876           82,897           95,285
  Fab start-up costs                                            27,481           13,329            8,338
  Sales and marketing                                           35,019           38,659           41,182
  General and administrative                                    78,788           41,908           43,356
  Stock-based compensation (note 20)                             2,778              763             (253)
  Other operating expenses (note 21(d) and 22)                  11,570                -           10,025
                                                            ----------       ----------       ----------
     Total operating expenses                                  230,512          177,556          197,933
                                                            ----------       ----------       ----------

Operating income (loss)                                        154,010         (380,161)        (377,418)
Equity in income (loss) of SMP                                   7,588          (92,683)         (84,846)
Other income                                                    12,926           19,718           23,632
Interest income                                                 54,546           46,225           16,637
Interest expense                                               (17,561)         (39,652)         (41,661)
Foreign exchange gain (loss)                                     8,414            4,216           (1,966)
                                                            ----------       ----------       ----------
Income (loss) before income taxes                              219,923         (442,337)        (465,622)
Income tax expense (note 15)                                   (18,704)         (14,244)          (7,029)
                                                            ----------       ----------       ----------
Income (loss) before minority interest                         201,219         (456,581)        (472,651)
Minority interest in loss of CSP                                43,547           72,629           55,563
                                                            ----------       ----------       ----------
Net income (loss)                                           $  244,766       $ (383,952)      $ (417,088)
                                                            ==========       ==========       ==========

Derivative and hedging activities, including cumulative
 effect-type-adjustment in 2001 (note 23)                            -          (10,838)             509
Foreign currency translation                                         -              (22)              54
                                                            ----------       ----------       ----------
Comprehensive income (loss)                                 $  244,766       $ (394,812)      $ (416,525)
                                                            ==========       ==========       ==========

Net income (loss) per share and ADS*

Basic net income (loss) per share                           $     0.16       $    (0.24)      $    (0.23)
Diluted net income (loss) per share                         $     0.16       $    (0.24)      $    (0.23)

Basic net income (loss) per ADS                             $     1.59       $    (2.42)      $    (2.32)
Diluted net income (loss) per ADS                           $     1.56       $    (2.42)      $    (2.32)

Number of shares used in computing:
  - basic net income (loss) per share                        1,543,893        1,588,969        1,799,106
  - effect of dilutive options                                  25,078                -                -
                                                            ----------       ----------       ----------
  - diluted net income (loss) per share                      1,568,971        1,588,969        1,799,106
                                                            ==========       ==========       ==========

Number of ADSs used in computing:
  - basic net income (loss) per ADS                            154,389          158,897          179,911
  - effect of dilutive options                                   2,508                -                -
                                                            ----------       ----------       ----------
  - diluted net income (loss) per ADS                          156,897          158,897          179,911
                                                            ==========       ==========       ==========

* Share and per share data reflect a retroactive adjustment due to the rights offering.

          See accompanying notes to consolidated financial statements.

           CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES
         CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY - IN US DOLLARS
                                  IN THOUSANDS


                                                                                                 ACCUMULATED
                                                                                                    OTHER           TOTAL
                                                                   ADDITIONAL                      COMPRE-          SHARE
                                                                     PAID-IN       ACCUMULATED     HENSIVE         HOLDERS'
                                            ORDINARY SHARES          CAPITAL         DEFICIT         LOSS          EQUITY
                                       ----------------------      ----------      -----------   -----------      ---------
                                          NO.            $              $               $             $               $
Balance at January 1, 2000             1,278,978      264,529       1,207,656       (277,739)      (52,696)       1,141,750
Net income                                     -            -               -        244,766             -          244,766
Issuance of shares                        11,013        1,667           9,367              -             -           11,034
Stock compensation                             -            -           2,778              -             -            2,778
Follow-on offering,
 net of expenses                          89,700       13,697         552,999              -             -          566,696
Share options issued and
 charged to SMP                                -            -           2,259              -             -            2,259
                                       ---------      -------       ---------       --------       -------        ---------
Balance at December 31, 2000           1,379,691      279,893       1,775,059        (32,973)      (52,696)       1,969,283

Net loss                                       -            -               -       (383,952)            -         (383,952)
Issuance of shares                         4,065          587           3,838              -             -            4,425
Stock compensation                                          -             763              -             -              763
Derivative and hedging activities
 including cumulative
 effect-type-adjustment                        -            -               -              -       (10,838)         (10,838)
Foreign currency translation                   -            -               -              -           (22)             (22)
Share options issued and
    charged to SMP                             -            -           2,973              -             -            2,973
                                       ---------      -------       ---------       --------       -------        ---------
Balance at December 31, 2001           1,383,756      280,480       1,782,633       (416,925)      (63,556)       1,582,632

Net loss                                       -            -               -       (417,088)            -         (417,088)
Issuance of shares                         3,799          547           4,750              -             -            5,297
Right offering, net of expenses        1,109,624      162,686         448,964              -             -          611,650
Stock compensation                             -            -            (253)             -             -             (253)
Derivative and hedging activities              -            -               -              -           509              509
Foreign currency translation                   -            -               -              -            54               54
Share options issued and
 charged to SMP                                -            -           2,658              -             -            2,658
                                       ---------      -------       ---------       --------       -------        ---------
Balance at December 31, 2002           2,497,179      443,713       2,238,752       (834,013)      (62,993)       1,785,459
                                       =========      =======       =========       ========       =======        =========

          See accompanying notes to consolidated financial statements.

           CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES
              CONSOLIDATED STATEMENTS OF CASH FLOWS - IN US DOLLARS
                         FOR THE YEARS ENDED DECEMBER 31
                                  IN THOUSANDS

                                                                   2000            2001              2002
                                                                ---------       ----------        ----------
OPERATING ACTIVITIES

Net income (loss)                                               $ 244,766       $ (383,952)       $ (417,088)
Adjustments to reconcile net income (loss) to net
 cash provided by operating activities:
  Equity in loss (income) of SMP                                   (7,588)           2,722            44,651
  Depreciation and amortization                                   345,853          444,061           452,417
  Foreign exchange loss (gain)                                     (3,856)           2,637            (1,642)
  Loss (gain) on disposal of property, plant and equipment          3,008              100              (784)
  Minority interest in loss of CSP                                (43,547)         (72,629)          (55,563)
  Stock-based compensation                                          2,778              763              (253)
  Others                                                            4,656           (7,342)            6,093
Change in operating working capital:
  Accounts receivable                                             (36,659)         105,116            11,295
  Amounts due to/from ST and ST affiliates, net                     2,770           (5,613)            2,269
  Amounts due to/from SMP, net                                     (8,346)          37,227           (32,930)
  Inventories                                                        (384)          21,237            (8,509)
  Prepaid expenses                                                    476             (381)           (2,176)
  Trade accounts payable                                            2,521           (2,776)            6,190
  Accrued operating expenses                                       69,631          (51,335)          (12,619)
  Other current liabilities                                        (5,578)            (804)           (1,680)
  Advances to suppliers                                             3,040           (8,248)            3,503
  Income taxes payable                                             17,760            3,986            (4,089)
                                                                ---------       ----------        ----------
Net cash provided by (used in) operating activities               591,301           84,769           (10,915)

INVESTING ACTIVITIES

Proceeds from sale of property, plant, equipment
 and other assets                                                  33,163           15,654            20,978
Purchase of property, plant and equipment                        (963,792)        (489,645)         (419,501)
Technology fees paid                                              (10,180)          (6,000)          (48,803)
Investment in SMP                                                 (35,784)               -                 -
                                                                ---------       ----------        ----------
Net cash used in investing activities                            (976,593)        (479,991)         (447,326)

FINANCING ACTIVITIES

Customer deposits, net                                             15,394           (8,919)          (11,599)
Debt
  - borrowings                                                    179,929          679,625           228,000
  - repayments                                                   (120,409)        (155,540)         (206,176)
Loan origination fees                                              (6,485)               -                 -
Issuance of ordinary shares                                       577,730            4,425           616,947
Issuance of shares by CSP to minority shareholders                124,404                -                 -
Capital lease payments                                             (5,767)          (6,883)                -
                                                                ---------       ----------        ----------
Net cash provided by financing activities                         764,796          512,708           627,172

Net increase in cash and cash equivalents                         379,504          117,486           168,931
Effect of exchange rate changes on cash
 and cash equivalents                                                (384)              14               378
Cash and cash equivalents at the beginning of the year            544,996          924,116         1,041,616
                                                                ---------       ----------        ----------
Cash and cash equivalents at the end of the year                $ 924,116       $1,041,616        $1,210,925
                                                                =========       ==========        ==========

Supplemental Cash Flow Information

Interest paid (net of amounts capitalized)                      $  16,735       $   25,091        $   27,099
Income taxes paid                                               $   1,659       $   12,141        $   10,956

          See accompanying notes to consolidated financial statements.

           CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES
         NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - IN US DOLLARS
                      IN THOUSANDS (EXCEPT PER SHARE DATA)

--------------------------------------------------------------------------------

1.   BUSINESS AND ORGANIZATION

     Chartered Semiconductor Manufacturing Ltd (the "Company") is an independent semiconductor foundry providing wafer fabrication services and technologies. The Company operates in Singapore and has service operations in eight countries in North America, Europe and Asia, including Singapore. Its principal markets are the United States of America, Taiwan, Europe and Japan.

     The Company is a majority-owned subsidiary of Singapore Technologies Pte Ltd ("ST"), which is itself ultimately wholly-owned by Temasek Holdings (Private) Limited ("Temasek"). Temasek is a holding company through which corporate investments of the government of Singapore are held.

     In March 1997, the Company, Hewlett-Packard Europe B.V. ("HP Europe") and EDB Investments Pte Ltd ("EDBI") formed Chartered Silicon Partners Pte Ltd ("CSP"). The Company owns a controlling 51% and therefore consolidates CSP. HP Europe subsequently assigned its interest in CSP to Agilent Technologies Europe B.V. ("Agilent Technologies Europe"). In October and November 2001, Agilent Technologies Europe sold 7.5% each of its 30% share in CSP to Singapex Investments Pte Ltd ("Singapex"), a wholly-owned subsidiary of ST, and EDBI, respectively. Thereafter, the Company, EDBI, Agilent Technologies Europe and Singapex own a 51%, 26.5%, 15% and 7.5% equity interest in CSP.

     In January 1998, the Company and Lucent Technologies Microelectronics Pte Ltd formed Silicon Manufacturing Partners Pte Ltd ("SMP"), in which the Company has a 49% equity interest. Subsequently, Lucent Technologies Inc. spun-off its microelectronics business to Agere Systems Inc. As part of the restructuring, Lucent Technologies Microelectronics Pte Ltd was renamed Agere Systems Singapore Pte Ltd. The Company accounts for SMP on the equity method. See Note 2(c).


2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     (a)  ACCOUNTING PRINCIPLES

     The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP") consistently applied for all periods.


     (b)  PRINCIPLES OF CONSOLIDATION

     The consolidated financial statements reflect the consolidated accounts of Chartered Semiconductor Manufacturing Ltd and its majority-owned and controlled affiliates. Significant intercompany accounts and transactions have been eliminated in consolidation.


     (c)  INVESTMENT IN SMP

     The equity accounting method is applied for the investment in SMP. The Company's share of the results of SMP's operations is included in the consolidated statements of operations and comprehensive income (loss). The Company's equity interest in SMP, including its share of accumulated post-formation results, is included as investment in SMP in the consolidated balance sheets.

           CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES
         NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - IN US DOLLARS
                      IN THOUSANDS (EXCEPT PER SHARE DATA)

--------------------------------------------------------------------------------

     (d)  USE OF ESTIMATES

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


     (e)  RECLASSIFICATIONS

     Certain reclassifications have been made in prior years' financial statements to conform to classifications used in the current year.


     (f)  FOREIGN CURRENCY TRANSACTIONS

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


     (g)  CONCENTRATION OF RISK

     The Company is an independent foundry that fabricates integrated circuits on silicon wafers for customers in the semiconductor industry. The five largest customers of the Company accounted for 42%, 43% and 53% of net revenue in the years ended December 31, 2000, 2001 and 2002, respectively (see Note 25). As a result, loss or cancellation of business from, or significant changes in scheduled deliveries or decreases in the prices of products sold to any of these customers could materially and adversely affect the Company's results of operations or financial position.

     In addition, certain of the Company's treasury management activities are undertaken by ST or carried out together with other companies in the ST Group. The Company participates in a pooled cash management arrangement and places short-term advances with other companies in the ST Group. The Company also contracts a majority of its forward purchases of foreign exchange with ST. See Notes 3 and 23.


     (h)  DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES

     The Company adopted Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Certain Hedging Activities", as amended by SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities" on January 1, 2001. SFAS No. 133 requires companies to record derivatives on the balance sheet as assets or liabilities measured at fair value. In accordance with the transition provisions of SFAS No. 133, the company recorded a cumulative-effect-type adjustment of $8,144 in 2001 in accumulated other comprehensive income to recognize at fair value all derivatives that are designated as cash-flow hedging instruments and to derecognize net gains or losses on derivatives that had been previously deferred. Gains and losses on derivatives that were previously deferred as adjustments to the carrying amount of hedged items were not adjusted.

           CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES
         NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - IN US DOLLARS
                      IN THOUSANDS (EXCEPT PER SHARE DATA)

--------------------------------------------------------------------------------

     Derivatives are recognized on the balance sheet at their fair value in other assets or other liabilities. On the date a derivative contract is entered into, the Company will consider if the derivative instrument is part of a hedging relationship. If the derivative will be designated as a hedge, the Company designates the derivative as either a hedge of the fair value of a recognized asset or liability or of an unrecognized firm commitment ("fair-value" hedge), a hedge of a forecasted transaction or of the variability of cash flows to be received or paid related to a recognized asset or liability ("cash-flow" hedge), or a foreign-currency fair-value or cash-flow hedge ("foreign-currency" hedge). The Company formally documents all relationships between hedging instruments and hedged items, as well as its risk-management objective and strategy for undertaking various hedge transactions. This process includes linking all derivatives that are designated as fair-value, cash-flow, or foreign-currency hedges to specific assets and liabilities on the balance sheet or to specific firm commitments or forecasted transactions. The Company also formally assesses, both at the hedge's inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items.

     Changes in the fair value of derivatives that are highly effective and that are designated and qualify as fair-value hedges are recorded in earnings, along with the loss or gain on the hedged assets or liabilities or unrecognized firm commitment of the hedged item that are attributable to the hedged risks. Changes in the fair value of derivatives that are highly effective and that are designated and qualify as cash-flow hedges are recorded in other comprehensive income, until earnings are affected by the variability in cash flows of the designated hedged items. Changes in the fair value of derivatives that are highly effective as hedges and that are designated and qualify as foreign-currency hedges are recorded in either earnings or other comprehensive income, depending on whether the hedge transaction is a fair-value hedge or a cash-flow hedge. Changes in the fair value of derivative instruments that are not designated as part of a hedging relationship are reported in current period earnings.

     The Company discontinues hedge accounting prospectively when it is determined that a derivative is no longer effective in offsetting changes in the fair value or cash flows of the hedged item, the derivative expires or is sold, terminated, or exercised, the derivative is de-designated as a hedging instrument because it is unlikely that a forecasted transaction will occur, a hedged firm commitment no longer meets the definition of a firm commitment, or management determines that designation of the derivative as a hedging instrument is no longer appropriate. When hedge accounting is discontinued because it is determined that the derivative no longer qualifies as an effective fair-value hedge, the Company continues to carry the derivative on the balance sheet at its fair value, and no longer adjusts the hedged asset or liability for changes in fair value. The adjustment of the carrying amount of the hedged asset or liability is accounted for in the same manner as other components of the carrying amount of that asset or liability. When hedge accounting is discontinued because the hedged item no longer meets the definition of a firm commitment, the Company continues to carry the derivative on the balance sheet at its fair value, removes any asset or liability that was recorded pursuant to recognition of the firm commitment from the balance sheet and recognizes any gain or loss in earnings. When hedge accounting is discontinued because it is probable that a forecasted transaction will not occur, the Company continues to carry the derivative on the balance sheet at its fair value, and gains and losses that were accumulated in other comprehensive income are recognized immediately in earnings. In all other situations in which hedge accounting is discontinued, the Company continues to carry the derivative at its fair value on the balance sheet, and recognizes any changes in its fair value in earnings.

           CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES
         NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - IN US DOLLARS
                      IN THOUSANDS (EXCEPT PER SHARE DATA)

--------------------------------------------------------------------------------

     Prior to the adoption of SFAS No.133 on January 1, 2001, gains and losses on hedges of existing assets or liabilities were included in the carrying amounts of those assets or liabilities and were ultimately recognized in income as part of those carrying amounts. Gains and losses related to qualifying hedges of firm commitments were deferred and were recognized in income or as adjustments of carrying amounts when the hedged transaction occurred. Any derivative contracts held or issued that did not meet the requirements of a hedge were recorded at fair value in the balance sheet and any changes in that fair value recognized in income.


     (i)  CASH AND CASH EQUIVALENTS

     Cash equivalents consist of highly liquid investments that are readily convertible into cash and have original maturities of three months or less.


     (j)  INVENTORIES

     Inventories are stated at the lower of cost, determined on the weighted average basis, or market (net realizable value).


     (k)  TECHNOLOGY LICENSE AGREEMENTS

     Technology license agreements are stated at cost. These intangible assets are amortized to results of operations on the straight-line basis over the shorter of the expected technology life or the license period.


     (l)  PROPERTY, PLANT AND EQUIPMENT

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

     The Company capitalizes interest with respect to major assets under installation and construction until such assets are ready for use. Interest capitalized is based on the average cost of the company's pooled borrowings. Repairs and replacements of a routine nature are expensed, while those that extend the life of an asset are capitalized.

     Plant and equipment under capital leases are stated at the present value of minimum lease payments. Plant and equipment held under capital leases and leasehold improvements are amortized straight-line over the estimated useful life of the asset.

           CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES
         NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - IN US DOLLARS
                      IN THOUSANDS (EXCEPT PER SHARE DATA)

--------------------------------------------------------------------------------

     (m)  IMPAIRMENT OF LONG-LIVED ASSETS AND INTANGIBLE ASSETS

     The Company reviews long-lived assets and certain identifiable intangibles for impairment whenever events or changes in circumstances indicate that its carrying amount may not be recoverable. Recoverability of long-lived asset groups to be held and used are measured by a comparison of the carrying amount to the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset group. If an asset group is considered to be impaired, the impairment loss is measured as the amount by which the carrying amount of the long-lived assets exceed their fair value.

     For intangible assets that are subject to amortization, an impairment loss is recognized if the carrying amount exceeds the fair value. Intangible assets with an indefinite useful life are evaluated at each reporting period to determine whether events and circumstances continue to support an indefinite useful life. If an intangible asset that is not being amortized is subsequently determined to have a finite useful life, it is amortized prospectively over its estimated remaining useful life and is subject to impairment testing for intangible assets subject to amortization.

     Long-lived assets to be disposed of by sale are measured at the lower of their carrying amounts or fair value less cost to sell, and depreciation is ceased. Long-lived assets to be abandoned will be considered held and used until disposed of.


     (n)  COMPREHENSIVE INCOME (LOSS)

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


     (o)  REVENUE RECOGNITION

     Revenue is recognized upon shipment provided title and risk of loss has passed to the customer, there is evidence of an arrangement, fees are fixed or determinable and collectibility is reasonably assured. Revenue represents the invoiced value of goods and services supplied excluding goods and services tax, less allowances for sales returns. Included in accounts receivable allowances are sales allowances provided for expected returns and an allowance for doubtful accounts. The Company estimates allowances for sales returns based on historical experience. Provision for doubtful debts for the years ended December 31, 2000, 2001 and 2002 was $542, $738, and $(498), respectively.

     Intellectual property license income is classified as non-operating income and is recognized when the license is delivered, collection is reasonably assured and no further obligations with the other party exist.

           CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES
         NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - IN US DOLLARS
                      IN THOUSANDS (EXCEPT PER SHARE DATA)

--------------------------------------------------------------------------------

     (p)  GRANTS

     Asset-related government grants consist of grants for the purchase of equipment used for research and development activities. Asset-related grants are presented in the consolidated balance sheet as deferred grants and are credited to other income on the straight-line basis over the shorter of the estimated useful lives of the relevant assets or the remaining lives of the relevant grant projects.

     Income-related government grants are subsidies of training and research and development expenses. Income-related grants are credited to other income when it becomes probable that expenditures already incurred will constitute qualifying expenditures for purposes of reimbursement under the grants, which is typically substantially concurrent with the expenditures.


     (q)  STOCK-BASED EMPLOYEE COMPENSATION

     The Company measures stock-based employee compensation cost for financial statement purposes in accordance with the intrinsic method of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25"), and its related interpretations and includes pro forma information in Note 20 in accordance with Statement of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock-Based Compensation". Compensation cost is measured as the excess of fair market value of the stock subject to the option at the grant date over the exercise price of the option.

     Compensation cost for stock options granted to non-employees in connection with the Company's fixed option plan is measured as the fair market value of the stock options valued based upon an option pricing model over the period in which the options vest in accordance with SFAS No. 123.


     (r)  OPERATING LEASES

     Rental payments under operating leases are expensed on a straight-line basis over the periods of the respective leases.


     (s)  PRODUCT WARRANTIES

     The Company guarantees that products will meet the stated functionality as agreed to in each sales arrangement. Products are tested against specified functionality requirements prior to delivery, but the Company nevertheless from time to time experiences claims under its warranty guarantees. The Company provides for the estimated warranty costs under these guarantees based upon historical experience and management's estimate of the level of future claims, and accrues for specific items at the time their existence is known and the amounts are determinable.


     (t)  FAB START-UP COSTS

     The Company expenses costs related to start-up activities, including fab start-up costs, as they are incurred.

           CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES
         NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - IN US DOLLARS
                      IN THOUSANDS (EXCEPT PER SHARE DATA)

--------------------------------------------------------------------------------

     (u)  INCOME TAXES

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


     (v)  NET INCOME (LOSS) PER SHARE

     Basic net income (loss) per share is computed using the weighted-average number of common shares outstanding. Diluted net income (loss) per share is computed using the weighted average number of common shares outstanding and dilutive potential common shares from the assumed exercise of options outstanding during the period, if any, using the treasury stock method plus other potentially dilutive securities outstanding, such as convertible notes. The share and ADS amounts below have been adjusted in all periods presented for the bonus element of the eight-for-ten rights offering completed in October, 2002 and described in Note 16. The bonus element arises because the exercise price of the shares at issuance was less than their fair value, and is imputed as the number of shares issued that exceeds the expected number of shares. The expected number of shares is calculated using the fair value per share immediately prior to the rights exercise compared to the actual proceeds of the rights exercise. The following table sets forth the computation of basic and diluted net income
     (loss) per common share:

                                                              YEARS ENDED DECEMBER 31,
                      --------------------------------------------------------------------------------------------------------
                                    2000                                 2001                                2002
                      ------------------------------    ---------------------------------    ---------------------------------
                                               PER                                  PER                                  PER
                         NET                  SHARE        NET                     SHARE        NET                     SHARE
                       INCOME      SHARES     AMOUNT       LOSS         SHARES     AMOUNT       LOSS         SHARES     AMOUNT
                      --------    ---------   ------    ---------     ---------    ------    ---------     ---------    ------
Basic net income
 (loss) per share     $244,766    1,543,893    $0.16    $(383,952)    1,588,969    $(0.24)   $(417,088)    1,799,106    $(0.23)
Effect of dilutive
 securities                          25,078                                   -                                    -
                                  ---------                           ---------                            ---------
Diluted net income
 (loss) per share     $244,766    1,568,971    $0.16    $(383,952)    1,588,969    $(0.24)   $(417,088)    1,799,106    $(0.23)
                      ========    =========    =====    =========     =========    ======    =========     =========    ======


                                                            YEARS ENDED DECEMBER 31,
                      -----------------------------------------------------------------------------------------------------
                                     2000                               2001                              2002
                      -------------------------------   --------------------------------   --------------------------------
                         NET                  PER ADS      NET                   PER ADS      NET                   PER ADS
                       INCOME        ADS      AMOUNT       LOSS         ADS      AMOUNT       LOSS         ADS      AMOUNT
                      --------     -------    -------   ---------     -------    -------   ---------     -------    -------
Basic net income
 (loss) per ADS       $244,766     154,389     $ 1.59   $(383,952)    158,897     $(2.42)  $(417,088)    179,911     $(2.32)
Effect of dilutive
 securities                          2,508     $(0.03)                      -                                  -
                                   -------     ------                 -------                            -------
Diluted net income
 (loss) per ADS       $244,766     156,897     $ 1.56   $(383,952)    158,897     $(2.42)  $(417,088)    179,911     $(2.32)
                      ========     =======     ======    =========     =======    ======   =========     =======     ======

           CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES
         NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - IN US DOLLARS
                      IN THOUSANDS (EXCEPT PER SHARE DATA)

--------------------------------------------------------------------------------

     The Company excluded potentially dilutive securities for each period presented from its diluted net income (loss) per share computation because either the exercise price of the securities exceeded the average fair value of the Company's common stock or the Company had net losses, and therefore these securities were anti-dilutive. A summary of the excluded potentially dilutive securities and the range of related exercise prices are as follows:

                           YEARS ENDED DECEMBER 31,
                         ----------------------------
                          2000       2001       2002
                         ------    -------    -------
     Convertible debt         -    214,792    214,792
     Stock options       45,598     87,925     99,693

     The conversion price of convertible debt outstanding was S$4.7980 per share (equivalent to approximately US$26.7701 per ADS) as of December 31, 2002. The weighted average exercise prices of options outstanding were $4.90, $4.19, and $3.49 as of December 31, 2000, 2001 and 2002, respectively. The excluded stock options have per share exercise prices ranging from $5.81 to $8.31, $0.46 to $8.31 and $0.46 to $8.31 for the years ended December 31, 2000, 2001 and 2002, respectively.


     (w)  RECENTLY ADOPTED ACCOUNTING STANDARDS

     In June 2001, the FASB issued Statement of Financial Accounting Standards
     (SFAS) No. 141, "Business Combinations", and SFAS No. 142, "Goodwill and Other Intangible Assets". SFAS No. 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001 as well as all purchase method business combinations completed after June 30, 2001. SFAS No. 141 also specifies criteria intangible assets acquired in a purchase method business combination must meet to be recognized and reported apart from goodwill, noting that any purchase price allocable to an assembled workforce may not be accounted for separately. SFAS No. 142 requires that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead be tested for impairment at least annually in accordance with the provisions of SFAS No. 142. SFAS No. 142 also requires that intangible assets with estimable useful lives be amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment in accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets", which was issued in August 2001. The Company adopted the provisions of SFAS No. 141 as of July 1, 2001, and SFAS No. 142 as of January 1, 2002. The adoption of SFAS No.'s 141 and 142 did not have a material effect on the Company's financial position or results of operations.

     In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets", which supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of". SFAS No. 144 retains the fundamental provisions of SFAS No. 121 for recognition and measurement of the impairment of long-lived assets to be held and used and measurement of long-lived assets to be disposed of by sale. SFAS No. 144 addresses certain implementation issues related to SFAS No. 121. This Statement also supersedes the accounting and reporting provisions of APB Opinion No. 30, "Reporting the Results of Operations -- Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions", for segments of a business to be disposed of. SFAS No. 144 retains the basic provisions of Opinion No. 30 for the presentation of discontinued operations in the income statement but broadens that presentation to include a component of an entity, rather than a segment of a business. The Company adopted SFAS No. 144 on January 1, 2002. The adoption of SFAS No. 144, did not have a material effect on the Company's financial position or results of operations.

           CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES
         NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - IN US DOLLARS
                      IN THOUSANDS (EXCEPT PER SHARE DATA)

--------------------------------------------------------------------------------

     (x)  RECENTLY ISSUED ACCOUNTING STANDARDS

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

     SFAS No. 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The fair value of the liability is added to the carrying amount of the associated asset and this additional carrying amount is depreciated over the life of the asset. The liability is accreted each period through charges to operating expense. If the obligation is settled for other than the carrying amount of the liability, the Company will recognize a gain or loss on settlement. The Company will adopt the provisions of SFAS No. 143 on January 1, 2003. On the date of adopting this statement, the Company expects to record liabilities related to the requirements in its lease agreements for the return of buildings to tenantable condition and the return of land on which fabs have been built to its original condition. The Company estimates that the combined liability at the adoption date will be approximately $27,000. This would be recorded as an increase in property, plant and equipment of the same amount, net of accumulated depreciation since the lease commencement dates of approximately $7,000 and an offsetting cumulative effect of adoption of $6,500 plus a reduction in minority interest of $500. As a result of adoption, the Company expects annual depreciation to increase by $1,300. The Company also expects additional annual expense for the increase in the liability due to the effects of inflation.

     In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities," which addresses financial accounting and reporting for costs associated with exit and disposal activities to be recorded at their fair values when a liability has been incurred. Under previous guidance, certain exit costs were accrued upon management's commitment to an exit plan, which is generally before an actual liability has been incurred. SFAS No. 146 will be effective for exit or disposal activities that are initiated after December 31, 2002. The Company expects the adoption of SFAS No. 146 to impact the timing and classification of the prospective recognition of such costs, if and when they occur.


3.   RELATED PARTY TRANSACTIONS

     (a)  ST

     ST, one of Singapore's largest industrial conglomerates, is indirectly wholly-owned by the government of Singapore. The Company transacts business with ST and its affiliates in the normal course of their respective businesses, including ST Assembly Test Services Ltd ("STATS").

           CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES
         NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - IN US DOLLARS
                      IN THOUSANDS (EXCEPT PER SHARE DATA)

--------------------------------------------------------------------------------

     In addition to the transactions with related parties disclosed in Note 9 and Note 12, the Company had the following significant transactions with related parties:

                                                   2000       2001       2002
                                                  -------    -------    -------
     ST
       Management fees                            $ 4,295    $ 4,012    $ 4,014
       Reimbursement of expenses incurred on
        behalf of the Company                      18,579     18,281     14,753
       Rental for leasehold land                    1,849      1,916      1,800

     Affiliates of ST
       Services purchased from STATS               29,560      9,209     10,356
       Other services purchased                       599      1,682      1,329
       Property, plant and equipment purchased        606         22        275
       Building construction costs                    681        105         90
       Interest income                             26,983     20,213      7,514

     The fabs of the Company are built on land held on long-term operating leases from entities controlled by the government of Singapore. Fab 1 is built on land leased by the Company from Ascendas Land (Singapore) Pte Ltd ("Ascendas"), formerly known as Technology Parks Pte Ltd, a private company wholly-owned by Jurong Town Corporation ("JTC"), under a long-term lease which expires in 2017, with an option, subject to certain conditions, to extend by another 30 years. JTC is a statutory board established by the Singapore government to develop and manage industrial estates in Singapore.

     Fabs 2, 3, 5 (occupied by SMP), 6 (occupied by CSP) and 7 occupy land leased by ST from JTC. The Company has entered into sub-leases for Fabs 2, 3 and 5 and sub-licence for Fab 7 with ST in respect of the underlying land for the entire term of the lease between ST and JTC. The leases expire at different dates between 2024 and 2030 with an option, subject to certain conditions, to extend for another 30 years.

     Rental rates on ST and Ascendas leases are subject to revisions at market rates at periodic intervals in accordance with the rental agreements, with such increases generally capped at 4% to 10% per annum.

     ST provides management and corporate services to the Company. Management fees and expenses incurred on behalf of, or allocated to, the Company by ST are charged to the Company. Under a service agreement, annual management fees are payable for the provision of specified services on mutually agreed terms which the Company believes approximates the cost of providing those services. Fees are also payable as a proportion of revenues for affiliation and network benefits. In addition, fees are payable as a percentage of guarantees and similar financial support provided.

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

           CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES
         NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - IN US DOLLARS
                      IN THOUSANDS (EXCEPT PER SHARE DATA)

--------------------------------------------------------------------------------

     The amounts due from or to ST and its affiliates are:

                                          DECEMBER 31,
                                       ----------------
                                        2001      2002
                                       ------    ------
     Amounts due from ST affiliates
       Accounts receivable
         Trade                         $1,070    $    4
         Others                           177         -
                                       ------    ------
                                       $1,247    $    4
                                       ======    ======

     Amounts due to ST
       Other current liabilities       $1,658    $3,218

     Amounts due to ST affiliates
       Accounts payable
         Trade                         $3,681    $3,780
         Others                         1,218       585
                                       ------    ------
                                       $6,557    $7,583
                                       ======    ======


     (b)  SMP

     The Company provides management and corporate support services including accounting, financial, sales and marketing services to SMP and allocates a portion of its costs to SMP. Such charges to SMP amounted to $7,038, $6,685 and $8,266 in the years ended December 31, 2000, 2001 and 2002, respectively. The Company also recharged expenses paid on behalf of SMP amounting to $19,471, $20,928 and $22,806 in the years ended December 31, 2000, 2001 and 2002, respectively. The Company is also committed to purchase a specified percentage of SMP's output or compensate SMP for any costs SMP incurs in connection with unused capacity arising from such specified percentage not purchased (see note 7).

     SMP leases its fab from the Company, under a long-term lease agreement which expires in 2008. The rental income from SMP for the years ending December 31, 2000, 2001 and 2002 was $13,011, $14,804 and $14,713,
     respectively.

     The Company bought plant and equipment of $nil, $2,661 and $1,918 from SMP during 2000, 2001 and 2002, respectively. The Company also sold plant and equipment of $23,331, $17,338 and $3,211 to SMP during 2000, 2001 and 2002, respectively.

     The Company bought $10,615, $10,601 and $6,815 of processed wafers from SMP for the years ending December 31, 2000, 2001 and 2002, respectively.


     (c)  LEASES

     Rental expense for land leased from ST for the years ended December 31, 2000, 2001 and 2002 was $1,849, $1,916 and $1,936, respectively.

     Minimum future rental payments on non-cancellable operating leases of land from ST as of December 31, 2002 are as follows:

     Payable in year ending December 31,
     2003                                    $ 3,535
     2004                                      3,535
     2005                                      3,535
     2006                                      3,535
     2007                                      3,535
     Thereafter                               65,226
                                             -------
                                             $82,901
                                             =======

           CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES
         NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - IN US DOLLARS
                      IN THOUSANDS (EXCEPT PER SHARE DATA)

--------------------------------------------------------------------------------

4.   CASH AND CASH EQUIVALENTS

     Cash and cash equivalents consist of the following:

                                           DECEMBER 31,
                                    --------------------------
                                       2001            2002
                                    ----------      ----------
     Cash at banks and on hand      $   15,805      $   23,312
     Cash equivalents
       Short-term deposits             561,455         524,642
       ST pooled cash                  464,356         662,971
                                    ----------      ----------
                                    $1,041,616      $1,210,925
                                    ==========      ==========

     Certain of the Company's treasury management activities are undertaken by ST or its affiliates. The Company participates in a pooled cash management arrangement under which the Company may place surplus cash with ST as short-term deposits with maturities of less than three months.


5.   ACCOUNTS RECEIVABLE

     Trade accounts receivable consist of the following:

                                                DECEMBER 31,
                                           ----------------------
                                             2001          2002
                                           --------      --------
     Trade receivables                     $67,212       $78,918
     Allowance for doubtful accounts        (4,036)       (2,460)
     Allowance for sales returns                 -        (6,250)
                                           -------       -------
                                           $63,176       $70,208
                                           =======       =======

     Receivables from others consist of the following:

                                                DECEMBER 31,
                                            -------------------
                                              2001        2002
                                            -------      ------
     Advances to suppliers                  $16,101      $1,095
     Loans to employees                       1,809         619
     Deposits                                 1,112       1,215
     Receivable from research partners        6,386       2,118
     Others                                   2,835       1,663
                                            -------      ------
                                            $28,243      $6,710
                                            =======      ======

     Movements in the allowance for doubtful accounts are as follows:

                                                           2000          2001          2002
                                                         -------       -------       -------
     Beginning                                           $ 5,547       $ 3,368       $ 4,036
     Utilized in year                                     (2,721)          (70)       (1,078)
     Charge for the year                                     542           738           478
     Reversal of specific reserve due to collection            -             -          (976)
                                                         -------       -------       -------
     Ending                                              $ 3,368       $ 4,036       $ 2,460
                                                         =======       =======       =======

     Movements in the allowance for sales returns are as follows:

                              2000      2001       2002
                              ----      ----      ------
     Beginning                $  -      $  $           -
     Utilized in year            -         -           -
     Charge for the year         -         -       6,250
                              ----      ----      ------
     Ending                   $  -      $  -      $6,250
                              ====      ====      ======

           CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES
         NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - IN US DOLLARS
                      IN THOUSANDS (EXCEPT PER SHARE DATA)

--------------------------------------------------------------------------------

6.   INVENTORIES

     Inventories consist of the following:

                                             DECEMBER 31,
                                         --------------------
                                           2001         2002
                                         -------      -------
     Raw materials                       $   653      $ 1,296
     Work in process                       7,263       17,308
     Consumable supplies and spares        4,850        2,671
                                         -------      -------
                                         $12,766      $21,275
                                         =======      =======

7.   INVESTMENT IN SMP

     The investment in SMP consists of the following:

                                                                DECEMBER 31,
                                                          -----------------------
     SMP                                                    2001          2002
     ---                                                  --------       --------
     Cost                                                 $120,959       $120,959
     Share of retained post-formation loss                 (33,273)       (77,924)
     Share of accumulated other comprehensive losses       (10,280)        (9,271)
                                                          --------       --------
                                                          $ 77,406       $ 33,764
                                                          ========       ========

     SMP is a semiconductor foundry providing wafer fabrication services and technologies. The Company accounts for its 49% investment in SMP using the equity method.

     Under the strategic alliance agreement with the majority shareholder of SMP, the parties do not share SMP's net results in the same ratio as the equity holding. Instead, each party is entitled to the gross profits from sales to the customers that it directs to SMP after deducting its share of the overhead costs of SMP. Accordingly, the Company accounts for its share of SMP's net results based on the gross sales to the customers that it directs to SMP, after deducting its share of the overhead costs.

     Under the assured supply and demand agreement that both the joint venture partners signed with SMP, the joint venture partners are billed beginning January 1, 2001 for allocated wafer capacity if the wafers started for them are less than their allocated capacity. The allocated wafer capacity billed and billable to the Company were $89,961 and $40,195 for 2001 and 2002, respectively. Such costs are included in equity in income (loss) of SMP in the accompanying consolidated statements of operations and comprehensive income (loss).

     Reconciliation of equity in income (loss) of SMP between consolidated statements of operations and comprehensive income (loss) and consolidated statements of cash flows:

                                                          2000         2001           2002
                                                         ------      --------       --------
     Equity in income (loss) of SMP in consolidated
      statements of operations and
      comprehensive income (loss)                        $7,588      $(92,683)      $(84,846)
     Allocated wafer capacity cost                            -        89,961         40,195
                                                         ------      --------       --------
     Equity in income (loss) of SMP in consolidated
      statements of cash flows                           $7,588      $ (2,722)      $(44,651)
                                                         ======      ========       ========

           CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES
         NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - IN US DOLLARS
                      IN THOUSANDS (EXCEPT PER SHARE DATA)

--------------------------------------------------------------------------------

     Shown below is aggregated summarized financial information for SMP:

                                               DECEMBER 31,
                                        -------------------------
                                           2001            2002
                                        ---------       ---------
     Current assets                     $ 164,663       $ 160,083
     Other assets                           3,696           2,688
     Property, plant and equipment        512,376         405,116
     Other current liabilities           (138,983)       (160,149)
     Long-term debt                      (278,571)       (171,429)
     Other liabilities                    (25,984)        (20,703)
                                        ---------       ---------
     Shareholders' equity               $ 237,197       $ 215,606
                                        =========       =========

                              2000           2001          2002
                            --------      --------       --------
     Net revenue            $238,104      $312,378       $254,970
     Gross profit             56,315        85,358         12,221
     Operating income         47,917        78,986          5,517
     Net income (loss)        35,127        48,788        (23,649)

     Net revenue includes billings for allocated wafer capacity to joint venture partners of $112,411 and $49,512 for 2001 and 2002 respectively.


8.   TECHNOLOGY LICENSE AGREEMENTS

     Technology license agreements consist of the following:

                                             DECEMBER 31,
                                       ----------------------
                                         2001           2002
                                       -------        -------
     Technology licenses, at cost      $20,000        $23,453
     Accumulated amortization           (4,833)        (6,913)
                                       -------        -------
                                       $15,167        $16,540
                                       =======        =======

     Amortization charged to results of operations amounted to $2,000, $2,000 and $2,080, for 2000, 2001 and 2002, respectively. Estimated amortization for future periods is as follows:

     2003            $ 2,616
     2004              2,991
     2005              2,991
     2006              2,616
     2007              2,160
     Thereafter        3,166
                     -------
                     $16,540
                     =======

     Obligations payable under the agreements are included in other current liabilities (see note 11).

           CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES
         NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - IN US DOLLARS
                      IN THOUSANDS (EXCEPT PER SHARE DATA)

--------------------------------------------------------------------------------

9.   PROPERTY, PLANT AND EQUIPMENT

     Property, plant and equipment consist of the following:

                                                            DECEMBER 31,
                                                     --------------------------
                                                        2001            2002
                                                     ----------      ----------
     COST
     Buildings                                       $  194,049      $  195,480
     Mechanical and electrical installations            348,955         389,212
     Equipment and machinery                          2,376,173       2,628,758
     Office and computer equipment                       77,521          81,430
     Assets under installation and construction         400,643         519,332
                                                     ----------      ----------
          Total cost                                 $3,397,341      $3,814,212
                                                     ==========      ==========

     ACCUMULATED DEPRECIATION
     Buildings                                       $   42,469      $   52,246
     Mechanical and electrical installations            154,065         191,057
     Equipment and machinery                          1,295,061       1,644,402
     Office and computer equipment                       52,325          65,276
                                                     ----------      ----------
          Total accumulated depreciation             $1,543,920      $1,952,981
                                                     ==========      ==========

     Property, plant and equipment (net)             $1,853,421      $1,861,231
                                                     ==========      ==========


     Depreciation charged to results of operations amounted to $333,341, $429,502 and $434,327 for 2000, 2001 and 2002, respectively. Buildings consist of wafer plants, including administrative offices, built on land licensed to ST and Ascendas, and sub-leased to the Company. See Note 3.

     Capitalized interest relating to property, plant and equipment amounted to $14,356, $15,236 and $10,400 in the years ended December 31, 2000, 2001 and
     2002, respectively.


10.  ACCRUED OPERATING EXPENSES

     Accrued operating expenses consist of the following:

                                                              DECEMBER 31,
                                                         ----------------------
                                                           2001           2002
                                                         --------      --------
     Employee bonuses and related expenses               $ 49,745      $ 44,965
     Unbilled raw materials                                37,969        38,643
     Technology costs                                      10,398        11,386
     Interest                                               9,210         6,041
     Warranty obligations                                   4,895         4,437
     Research and development cost                         11,482         4,947
     Loss on licensing agreement (see Note 21)              6,570         3,186
     Cancellation of contracted capital expenditure
      charges                                              14,314        14,224
     Others                                                 9,052        13,187
                                                         --------      --------
                                                         $153,635      $141,016
                                                         ========      ========

           CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES
         NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - IN US DOLLARS
                      IN THOUSANDS (EXCEPT PER SHARE DATA)

--------------------------------------------------------------------------------

     Movements in the accrual for warranty obligations are as follows:


                                                             2000        2001        2002
                                                           -------     -------     -------
     Beginning accrual for warranty obligations            $ 4,574     $ 4,421     $ 4,895
     Warranty accruals related to current periods sales      9,313       9,298       5,405
     Warranty costs incurred                                (9,466)     (8,824)     (5,863)
                                                           -------     -------     -------
     Ending accrual for warranty obligations               $ 4,421     $ 4,895     $ 4,437
                                                           =======     =======     =======

     Movements in the accrual for technology costs are as follows:

                              2000         2001         2002
                            -------      -------      -------
     Beginning              $12,126      $11,339      $10,398
     Payments                (3,319)      (2,371)      (2,861)
     Charge for the year      2,532        1,430        3,849
                            -------      -------      -------
     Ending                 $11,339      $10,398      $11,386
                            =======      =======      =======

11.  OTHER CURRENT LIABILITIES

     Other current liabilities consist of the following:

                                                        DECEMBER 31,
                                                     ------------------
                                                       2001       2002
                                                     -------    -------
     Customer deposits                               $ 5,000    $24,251
     Derivative instruments (see note 23)              6,476      1,004
     Obligations payable under technology license
      agreements (see note 8)                          6,000        650
     Others                                            5,416      3,736
                                                     -------    -------
                                                     $22,892    $29,641
                                                     =======    =======

     The Company entered into deposit and supply agreements with several customers under which the customers are required to maintain deposits with the Company to secure wafer capacity. These non-interest bearing deposits are refundable at the end of the agreed period of such allocated capacity, typically within three to five years. As of December 31, 2002, deposits held by the Company amounted to $34,682, of which $24,251 is repayable within one year. These agreements require the Company to make available production capacity to customers over the terms of the agreements.


12.  LONG-TERM DEBT

     Long-term debt consists of the following:

                                                                      DECEMBER 31,
                                                               -------------------------
                                                                  2001            2002
                                                               ----------     ----------
     Singapore dollar loans at fixed rates of 4% to 4.25%      $  287,355     $  188,692
     Singapore dollar loans at floating rates                      54,620              -
     US dollar loans at floating rates                            184,800        377,000
     2.50% Senior convertible notes                               587,559        603,609
     Other                                                         (2,104)        10,630
                                                               ----------     ----------
                                                                1,112,230      1,179,931
     Less current installments                                   (198,160)       (64,001)
                                                               ----------     ----------
     Long-term debt, excluding current installments            $  914,070     $1,115,930
                                                               ==========     ==========

           CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES
         NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - IN US DOLLARS
                      IN THOUSANDS (EXCEPT PER SHARE DATA)

--------------------------------------------------------------------------------

     All Singapore dollar loans are unsecured.

     Fixed rate Singapore dollar loans of $117,643 and $88,277 as of December 31, 2001 and 2002, respectively, are guaranteed by ST. A fixed rate Singapore dollar loan of $46,817 and $nil as of December 31, 2001 and 2002, respectively, is guaranteed by commercial banks at the request of ST. The Company's management and services support agreement with ST includes a charge for such guarantees. See note 3. The fixed rate Singapore dollar loans contain certain covenants which restrict the ability of the Company to pay dividends without prior approval from the lender. The loans are repayable in semi-annual installments and mature between 2002 and 2006.

     The floating rate US dollar loan was first put in place on September 28, 2000 and matures on September 28, 2006. The loan facility is for an amount of $820,000 of which $149,000 and $377,000 was outstanding as of December 31, 2001 and 2002, respectively. The loan bears interest at 0.60% to 0.85% (depending on certain criteria relating to wafer starts and debt/equity ratio) above the LIBOR rates for US dollars deposits quoted by specified banks to the lender. As of December 31, 2001 and 2002, this rate was 2.7875% and 2.2875%, respectively. Interest is payable semi-annually in US dollars and principal is payable in six equal semi-annual installments commencing March 28, 2004. Borrowings under this facility are secured by a floating charge over a project bank account and a fixed charge over a debt service reserve account, both of which were established pursuant to this loan.

     During 2002, the Company obtained consents from one of its lenders and several of CSP's lenders to allow the Company to substantially increase CSP's net worth to enable CSP to satisfy a total debt to net worth ratio for two of its loan agreements. CSP's net worth, as defined under the loan agreements, includes loans from the Company. The increase in CSP's net worth was effected by converting amounts payable by CSP to the Company into a loan from the Company to CSP (the "Chartered Loan"). In obtaining the consents, the two CSP loan agreements were amended to include the corresponding Subordination Agreements which subordinated amounts under the Chartered Loan to the amounts due by CSP to its other lenders under the above loans.

     On April 2, 2001, the Company issued $575,000 of senior unsecured convertible notes due April 2, 2006, which bear interest at the rate of 2.50% per year and have a yield to maturity of 5.25% per year. The notes could have been converted into the Company's ordinary shares or American Depository Shares ("ADS") at a conversion price of S$6.5170 per ordinary share (equivalent to approximately US$36.3611 per ADS, based on a fixed exchange rate of US$1.00 = S$1.7923, and the current ratio of ten ordinary shares per ADS; the conversion price and the ratio of ADSs to shares may be subject to adjustment for certain events). The Company may redeem all or a portion of the convertible notes at any time on or after April 2, 2003 at a price to yield of 5.25% per year on the redemption date if the Company's shares or ADS's trade at 125% of the conversion price for a period of 20 days in any consecutive 30 trading day period.

     In October, 2002, the Company completed a rights offering pursuant to which it issued to holders of its ordinary shares, rights to subscribe for new ordinary shares ("ordinary share rights"), and to holders of its American Depository Shares ("ADSs"), rights to subscribe for new ADSs ("ADS rights"). Prior to the rights offering, the 2.50% Senior Convertible Notes due 2006 were convertible to ordinary shares at a conversion price of S$6.5170, or ADSs at a conversion price of approximately US$36.3611 per ADSs, based on a fixed exchange rate of US$1.00 = S$1.7923 and the ordinary share to ADS ratio of 10:1. The terms of the convertible notes required an adjustment to the note conversion price per ordinary share as a result of the issuance by the Company of the ordinary share rights and the ADS rights. The conversion price per ordinary share was adjusted to S$4.7980 (equivalent to approximately US$26.7701 per ADS, based on a fixed exchange rate of US$1.00 = S$1.7923 and the ordinary share to ADS ratio of 10:1).

           CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES
         NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - IN US DOLLARS
                      IN THOUSANDS (EXCEPT PER SHARE DATA)

--------------------------------------------------------------------------------

     Annual maturities of long-term debt as of December 31, 2002 are as follows:

     Payable in year ending December 31,
       2003                                 $   64,001
       2004                                    180,840
       2005                                    180,840
       2006                                    754,250
                                            ----------
                                            $1,179,931

13.  UNUTILIZED CREDIT FACILITIES

     As of December 31, 2002, the Company has unutilized banking facilities of approximately $521,290 for short-term advances, term loans and bankers' guarantees and an unutilized short-term credit facility with ST of approximately $100,000.


14.  OTHER NON-CURRENT LIABILITIES

     Other liabilities consist of the following:

                                                DECEMBER 31,
                                             ------------------
                                               2001       2002
                                             -------    -------
     Deferred grants                         $ 1,316    $ 7,937
     Deferred income                               -     12,392
     Derivative instruments (see note 23)     23,701      8,125
                                             -------    -------
                                             $25,017    $28,454
                                             =======    =======

     The Company has obtained approval for funding of certain research and development projects from the Economic Development Board of Singapore ("EDB"), under the Research and Development Assistance Scheme ("RDAS") and the Research Incentive Scheme for Companies ("RISC") administered by EDB. The programs provide for funds to be disbursed to the Company over the terms of the projects. Amounts received for asset-related grants are deferred and recognized in other income over the shorter of the life of the related asset or the remaining life of the relevant grant project.

     The Company has entered into an agreement to sell equipment, license its
     0.18 micron baseline logic process technology and grant patent license rights in exchange for cash, a convertible note, preferred stock, and a capacity access commitment. Income from this transaction has been deferred and will be recognized upon the fulfillment of the conditions of the agreement, which include completion of the transfer of the process technology expected to occur in April 2003.


15.  INCOME TAXES

     The Company has been granted pioneer status under the Economic Expansion Incentives (Relief from Income Tax) Act, Chapter 86 of Singapore (the "Act"), for sub-micron technology manufacturing in three of its fabs, effective for ten years from July 1, 1996, July 1, 1999, and one for which the date of commencement has not been determined.

     During the pioneer status period, the Singapore-resident income from pioneer trade is exempt from income tax, subject to compliance with the conditions stated in the certificate and the Act. Income derived from non-pioneer trade during the pioneer period, however, is subject to income tax at the prevailing enacted rate of tax.

           CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES
         NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - IN US DOLLARS
                      IN THOUSANDS (EXCEPT PER SHARE DATA)

--------------------------------------------------------------------------------

     The Company has been granted post-pioneer status for one of its fabs (Fab
     1), which entitles it to a concessionary tax rate of 10% for the five years after the expiration of its pioneer status on December 31, 2000. The Company has also been granted post-pioneer status for another two of the fabs that are currently in pioneer status, which entitles them to a concessionary tax rate of 10% for five years from the expiration of their pioneer status in 2006 and 2009. The concessionary tax rate is subject to compliance with conditions stated in the post-pioneer certificate and the Act.

     The tax-exempt profits arising from the pioneer trade can be distributed as tax-exempt dividends which are not subject to Singapore income tax in the hands of the holders of ordinary shares. Losses arising in the pioneer and post-pioneer status period are available for carryforward to be offset against profits arising in subsequent periods, including profits arising after the pioneer and post-pioneer status period. Pioneer and post-pioneer loss carryforwards are available indefinitely, subject to more than 50% of the Company's equity staying with the same shareholders from the incurrence of the tax loss to its utilization. Pioneer and post-pioneer loss carryforwards are determined on a fab-by-fab basis. As of December 31, 2002, the Company has pioneer loss carryforwards of $5,760 and unutilized property, plant and equipment related wear and tear allowances carryforwards of $593,428. Since profits during the pioneer status period are not taxable and substantially all such pioneer loss carryforwards as of December 31, 2002 are expected to reverse within the pioneer status period, deferred tax assets have not been recognized for such carryforwards expected to reverse within the pioneer period.

     The income tax expense for the years ended December 31, 2000, 2001 and 2002 represents income tax payable on non-pioneer trade income, principally interest and rental income.

     Income tax expense consists of the following:

                   2000         2001        2002
                 -------      -------      ------
     Current     $19,419      $16,127      $7,204
     Deferred       (715)      (1,883)       (175)
                 -------      -------      ------
     Total       $18,704      $14,244      $7,029
                 =======      =======      ======

     Included in other non-current assets are $2,671 and $2,846 of net deferred tax assets as of December 31, 2001 and 2002 which primarily relate to the difference in the tax and book basis of property, plant and equipment. The ultimate realization of deferred tax assets depends upon the generation of future taxable income during the periods in which those temporary differences become deductible. The Company believes that it is more likely than not that the results of future operations will generate sufficient taxable income to realize the deferred tax assets.

     A reconciliation of the expected tax expense computed by applying statutory rates to pre-tax income (loss) to the actual tax expense is as follows:

                                                                              DECEMBER 31,
                                                                  ------------------------------------
                                                                    2000          2001          2002
                                                                  --------     ---------     ---------
     Income taxes computed at Singapore
      statutory tax rate of 22% (2000: 25.5%, 2001: 24.5%)        $ 56,080     $(108,373)    $(102,437)
     Permanent non-deductible expenses                              28,392        48,039        33,372
     Effect of pioneer status, including losses and allowances
      not recognized as deferred benefit                           (64,486)       75,536        65,383
     Effect of pioneer status of equity investee                    (1,935)          667         9,823
     All other items, net                                              653        (1,625)          888
                                                                  --------     ---------     ---------
     Income tax expense                                           $ 18,704     $  14,244     $   7,029
                                                                  ========     =========     =========

           CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES
         NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - IN US DOLLARS
                      IN THOUSANDS (EXCEPT PER SHARE DATA)

--------------------------------------------------------------------------------

     The pioneer tax status had the effect of changing diluted net income per share by $0.04, $0.05 and $0.04 and diluted net income per ADS by $0.41, $0.48 and $0.36 for the years ended December 31, 2000, 2001 and 2002, respectively.


16.  SHARE CAPITAL

     The Company's authorized share capital at December 31, 2002 comprised 3,076,923 ordinary shares of Singapore dollars S$0.26 par value each.

     Share capital consists of the following:

                                  DECEMBER 31,
                             --------------------
                               2001        2002
                             --------    --------
     Issued share capital    $219,319    $382,552
     Capital reduction         61,161      61,161
                             --------    --------
                             $280,480    $443,713
                             ========    ========

     In November 1992, the Company reorganized its paid-up share capital by the extinguishment of accumulated losses of $61,161 against the paid-up share capital in a capital reduction sanctioned by the High Court of Singapore. The capital reduction does not qualify as a quasi-reorganization under US GAAP and accordingly has not been reflected in the financial statements.

     In October 2002, the Company completed a rights offering pursuant to which it issued to holders of :

     - its ordinary shares, rights to subscribe for new ordinary shares in the ratio of eight ordinary share for every ten ordinary shares held. The ordinary share subscription price was S$1.00.

     - its ADSs, rights to subscribe for new ADSs, in the ratio of eight ADSs for every ten ADSs held. The definitive ADSs subscription price was US$5.58.

     The Company issued 1,109,624 new ordinary shares (directly or in the form of ADSs) and received net proceeds of $611,650 from the rights offering.

     Under Singapore law, all increases in share capital (including rights issues) require shareholders' approval. Singapore law does not provide for the issue of shares of no par value and, except with court approval, prohibits the issue of shares at a discount to par value.


17.  ADDITIONAL PAID-IN CAPITAL

     Additional paid-in capital as of December 31, 2001 and 2002 represents principally the excess of proceeds received from issues of share capital (net of the costs of issue) over the par value of shares issued, which under Singapore law must be credited to the share premium account. The share premium may only be applied in paying up unissued shares to be issued to shareholders, paying up in whole or in part the balance unpaid on shares in issue, in writing off preliminary expenses and share and debenture issue expenses and by provision for premiums payable on the redemption of redeemable preferred shares. The share premium account had a balance of $2,204,608 as of December 31, 2002.

           CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES
         NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - IN US DOLLARS
                      IN THOUSANDS (EXCEPT PER SHARE DATA)

--------------------------------------------------------------------------------

18.  ACCUMULATED DEFICIT

     Singapore law allows dividends to be paid only out of profits of the Company. Shareholders of ordinary shares are not liable for Singapore income tax on dividends paid by the Company out of its tax exempt profits from pioneer activities.

     Distributions of profits from non-pioneer activities which have been subject to income tax are paid with a franking tax credit which Singapore tax-resident shareholders can apply as a prepayment of income tax on the dividend. Shareholders who are not tax-resident in Singapore are not liable for further Singapore income tax.

     Under the new one-tier system with effect from January 1, 2003, tax payable by the Company on its non-pioneer chargeable income would constitute a final tax. Companies that have moved to the one-tier system can henceforth pay dividends that are exempt from tax in the hands of their shareholders.

     During the transitional period, the Company has up to December 31, 2007 to utilize any available balance under the old imputation system to pay a franked dividend to its shareholders.


19.  ACCUMULATED OTHER COMPREHENSIVE LOSS

     The components of accumulated other comprehensive loss:

                                                        DECEMBER 31,
                                                    ------------------
                                                     2001        2002
                                                    -------    -------
     Currency translation loss                      $52,718    $52,664
     Derivative and hedging activities including
      cumulative effect-type-adjustment in 2001      10,838     10,329
                                                    -------    -------
                                                    $63,556    $62,993
                                                    =======    =======

20.  SHARE OPTIONS AND INCENTIVE PLANS

     (a)  1999 OPTION PLAN

     Effective March 1999, the Company adopted the Chartered Semiconductor Manufacturing Ltd Share Option Plan 1999 (the "1999 Option Plan") which provided for a maximum of 107,160 shares (subject to adjustment under the plan) to be reserved for option grants. This amount was revised to 197,160 shares in May 2001. As a result of the Company's rights offering in October 2002, the shares available for future grants were increased by 18,212 shares. The total shares provided under the 1999 Option Plan is hence 215,372 shares. The remaining shares available for future grants at December 31, 2002, are 107,641. Options granted under the plan may include nonstatutory options as well as incentive stock options intended to qualify under Section 422 of the United States Internal Revenue Code.

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

           CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES
         NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - IN US DOLLARS
                      IN THOUSANDS (EXCEPT PER SHARE DATA)

--------------------------------------------------------------------------------

     The exercise price of an incentive stock option is the fair market value of the shares at the date of the grant. In certain circumstances, the exercise price may be higher than the fair market value but in no event will the exercise price be below the par value of the share.

     As a result of the Company's rights offering which was completed in October 2002, changes were made to both the exercise price and the number of shares of all outstanding options offered or granted. The adjustments were made so that the aggregate instrinsic value of the options and the ratio of the exercise price per share to the market value per share for each outstanding option tranche remain unchanged immediately after the rights offering. The adjustments were made by multiplying each existing option exercise price by
     0.8531 and dividing the number of shares issuable upon exercise of each option by 0.8531

     Option periods do not exceed 10 years from the date of grant. Upon leaving the employment of the Company, outstanding options remain exercisable for a specified period.

     Information on options granted is as follows:

                                                    WEIGHTED
                                                    AVERAGE
                                                    EXERCISE
                                         OPTIONS     PRICE
                                         -------    --------
     Outstanding at January 1, 2000       39,593     $1.13
     Granted                              46,582     $6.93
     Exercised                           (12,909)    $0.90
     Lapsed                               (2,852)    $4.01
                                         -------
     Outstanding at December 31, 2000     70,414     $4.90
     Granted                              30,022     $2.35
     Exercised                            (4,765)    $1.00
     Lapsed                               (7,746)    $5.37
                                         -------
     Outstanding at December 31, 2001     87,925     $4.19
     Granted                              31,457     $1.46
     Exercised                            (3,018)    $1.10
     Lapsed                              (16,671)    $3.78
                                         -------     -----
     Outstanding at December 31, 2002     99,693     $3.49
     Exercisable at end of year           30,344     $4.15
                                         =======     =====

     Weighted average fair values of options granted in 2000, 2001 and 2002 were $4.73, $1.99 and $1.13 respectively.

     The following table summarizes information about fixed stock options outstanding at December 31, 2002:

                               OPTIONS OUTSTANDING              OPTIONS EXERCISABLE
                      ------------------------------------    -----------------------
                                     WEIGHTED
                        NUMBER        AVERAGE     WEIGHTED                   WEIGHTED
     RANGE            OUTSTANDING    REMAINING    AVERAGE       NUMBER       AVERAGE
     OF EXERCISE          AT        CONTRACTUAL   EXERCISE    EXERCISABLE    EXERCISE
     PRICES           12/31/2002       LIFE        PRICE      12/31/2002       PRICE
     -----------      -----------   -----------   --------    -----------    --------
     $0.46 to $0.69      4,132       5.0 years     $0.52         3,690         $0.53

     $1.06 to $1.95     34,404       8.5 years     $1.45         5,070         $1.71

     $2.14 to $2.44     27,298       8.0 years     $2.33         7,225         $2.31

     $5.81              19,468       7.3 years     $5.81         8,225         $5.81

     $8.31              14,391       6.8 years     $8.31         6,134         $8.31
                        ------                                  ------
                        99,693                                  30,344
                        ======                                  ======

           CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES
         NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - IN US DOLLARS
                      IN THOUSANDS (EXCEPT PER SHARE DATA)

--------------------------------------------------------------------------------

     The options vest over one to five years and expire on dates ranging from November 2003 to September 2012. The 1999 Option Plan is accounted for in accordance with fixed-plan accounting under APB 25 and related interpretations. Total compensation expense recognized for 2000, 2001 and 2002 totalled $2,778, $763 and $(253), respectively.

     The fair value of the option grants are estimated using the Black-Scholes option pricing model with the following assumptions used for grants in 2000, 2001 and 2002.

                                         2000         2001         2002
                                      ----------   ----------   ----------
     Risk free interest rate           5.907% to    4.550% to    3.195% to
                                        6.457%       4.854%      5.060%
     Expected volatility              73.152% to   81.130% to   67.690% to
                                        79.258%      90.540%      75.89%
     Expected lives                     5 to         5 to        5 to
                                       10 years     10 years    10 years
     Dividend yield                       NA           NA          NA

     Options of 2,607, 1,789 and 1,474 shares of the Company were granted to employees of SMP in 2000, 2001 and 2002, respectively. SMP bears the stock-based compensation charge in respect of these options.

     Had the Company determined employee compensation cost based on the fair value at the grant date for its share options under SFAS 123, the Company's net income (loss) would have been reduced or increased to the pro forma amounts indicated below:

                                                    2000            2001            2002
                                                  --------       ---------       ---------
     Stock-based employee compensation cost
       As reported (intrinsic method)             $  2,778       $     763       $    (253)
       Pro forma (fair-value method)              $ 67,326       $  78,580       $  49,921

     Net income (loss)
       As reported                                $244,766       $(383,952)      $(417,088)
       Pro forma                                  $180,218       $(461,769)      $(467,262)

     Basic net income (loss) per share
       As reported                                $   0.16       $   (0.24)      $   (0.23)
       Pro forma                                  $   0.12       $   (0.29)      $   (0.26)

     Diluted net income (loss) per share
       As reported                                $   0.16       $   (0.24)      $   (0.23)
       Pro forma                                  $   0.11       $   (0.29)      $   (0.26)

     (b)  2001 SHARE PURCHASE PLANS

     As approved by the shareholders in May 2001, the Company has adopted the Chartered Semiconductor Manufacturing Ltd Employee Share Purchase Plan 2001 (the "Chartered Purchase Plan") and the Share Purchase Plan 2001 for Employees of Silicon Manufacturing Partners Pte Ltd (the "SMP Purchase Plan"), collectively "the Plans", which provides for the issuance of a maximum of 10,000 shares (subject to adjustment under the Plans). The amount was subsequently revised to 11,722 shares as a result of the Company's rights offering which was completed in October 2002.

           CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES
         NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - IN US DOLLARS
                      IN THOUSANDS (EXCEPT PER SHARE DATA)

--------------------------------------------------------------------------------

     The Plans permit eligible employees to purchase shares through payroll deductions of between 1 percent to 10 percent of an employee's compensation, including salaries, wages, bonuses, incentive compensations, commissions, overtime pay and shift premiums. The offering periods consist of the six-month periods commencing on each March 1 and September 1. The purchase price for each share purchased at the close of an offering period shall be the lower of 85% of the fair market value of the share on the last trading day in such offering period or last trading day before the commencement of such offering period. The purchase price for each share shall in no event be less than the par value of each share. The plans are intended to qualify under Section 423 of the United States Tax Code.

     The Plans are administered by a committee appointed by the Directors. During 2002, approximately 1,200 shares were purchased at prices from $1.06 to $1.92 (S$1.85 to S$3.52) in 2002 under the Plans. No shares were issued in 2001 under the Plans.


21.  COMMITMENTS AND CONTINGENCIES

     (a)  COMMITMENTS

     The Company has a patent license agreement with a technology partner under which the parties grant to one another a license to use certain of each other's patents. Under the terms of the patent license agreement, the Company may provide wafer capacity in lieu of payment for royalties. The patent license agreement continues for as long as the joint venture agreement between the parties remains.

     During the year, over and above the Company's right to secure a waiver of royalties by providing wafer capacity, the parties further agreed that royalties under the patent license agreement would be waived until such time as the interest of the technology partner in SMP falls below 49%. In exchange, the Company agreed to waive capacity shortfall obligations from the technology partner.

     The Company has entered into agreements to purchase technology licenses, jointly perform research and development, and swap capacity commitments. The payment obligations under these agreements are $170 million in 2003, $115 million in 2004, and $70 million in 2005.

     The Company entered into subscription and participation agreements with seven customers (the "Equity Investor Customers"), a technology partner and an investor to raise equity for the establishment of a new fab. Under the agreements, the Equity Investor Customers, technology partner and the investor subscribed for shares with the right to subscribe for new shares pro-rata to their interest in the Company. The subscription and participation agreements were terminated on November 5, 1999. The Company is committed to provide the Equity Investor Customers and technology partner with rights to wafer capacity first granted under those agreements through August 2005.


     (b)  CAPITAL EXPENDITURE COMMITMENTS

     The Company has the following capital commitments:

                                                  DECEMBER 31,
                                             --------------------
                                               2001         2002
                                             --------     -------
     Contracts for capital expenditure       $263,644     446,380

           CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES
         NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - IN US DOLLARS
                      IN THOUSANDS (EXCEPT PER SHARE DATA)

--------------------------------------------------------------------------------

     (c)  LEASES

     Rental expense, excluding amounts payable to ST disclosed in Note 3, for the years ended December 31, 2000, 2001 and 2002 was $2,907, $5,236 and $5,748 respectively.

     Minimum future rental payments on non-cancellable operating leases excluding amounts payable to ST disclosed in Note 3(c), as of December 31, 2002, are as follows:

     Payable in year ending December 31,
       2003                                 $ 4,344
       2004                                   2,867
       2005                                   1,895
       2006                                   1,707
       2007                                     290
       Thereafter                             2,827
                                            -------
                                            $13,930
                                            =======


     (d)  CONTINGENCIES

     During 2000, the Company determined that it would not derive future value from an existing technology license. The Company restructured the terms of the agreement with the licensor, and accrued a liability of $11,570 for the estimated future payments under the restructured agreement. The accrual was charged to other operating expenses in 2000 as the Company did not expect to derive future value from the payments. The Company has paid $8,000 under the restructured agreement, and has a remaining accrual of $3,570 as of December 31, 2002. The Company believes that the remaining accrual will be adequate to cover all future payments under the restructured agreement.

     The Company is a party to claims that arise in the normal course of business. These claims include allegations of infringement of intellectual property rights of others as well as other claims of liability. In addition, the Company is subject to various taxes in the different jurisdictions in which it operates. These include taxes on income, property, goods and services, and other taxes. The Company submits tax returns and claims with the respective government taxing authorities, which are subject to agreement by those taxing authorities. The Company accrues costs associated with these matters when they become probable and reasonably estimable. The Company does not believe that it is probable that losses associated with these matters beyond those already recognized will be incurred in amounts that would be material to its financial position or results of operations.


22.  OTHER OPERATING EXPENSES

     During 2002, other operating expenses include a property, plant and equipment impairment charge of $4,868 and a restructuring charge of $5,157. The impairment charge resulted from the decision to abandon certain production processes. As the associated machinery had no further productive use, it was taken out of service and will be abandoned. As the machinery has no value on the secondary machinery market, its carrying value was reduced to zero. The restructuring charge relates to a workforce reduction in the fourth quarter, and represents the cost of the compensation package paid to the affected employees. The compensation was substantially paid during the fourth quarter.

           CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES
         NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - IN US DOLLARS
                      IN THOUSANDS (EXCEPT PER SHARE DATA)

--------------------------------------------------------------------------------

23.  DERIVATIVE INSTRUMENTS

     The Company has the following notional amounts of derivative instruments:

                                                                  DECEMBER 31,
                                                             --------------------
                                                               2001         2002
                                                             --------    --------
     Forward foreign exchange contracts to hedge:
     - Singapore dollar debt                                 $232,269    $ 94,102
     - plant and equipment purchases (mainly Japanese yen
        and Euro)                                                   -      24,185
     Cross currency swap                                      122,895     100,415
     Convertible notes interest rate swap                     200,000     200,000
                                                             --------    --------
                                                             $555,164    $418,702
                                                             ========    ========

     The Company has only limited involvement with derivative financial instruments and does not use them for trading purposes. The Company uses derivative instruments principally to manage identified foreign currency risks resulting from its Singapore dollar denominated debt and, to a lesser extent, its foreign currency denominated purchase commitments which are denominated principally in Japanese yen and Euro. The Company uses foreign currency forward contracts to manage these risks and has designated them as foreign currency cash-flow hedges. The Company uses foreign currency forward contracts which match the terms of the individual foreign currency exposures and, as a result, any ineffectiveness of the Company's hedges is negligible. Amounts included in other comprehensive income related to hedges of Singapore dollar denominated debt are reclassified into earnings in amounts equal to the transaction gain or loss resulting from the remeasurement of the debt into US dollars. The amounts reclassified into earnings are included in foreign exchange gain (loss). Amounts included in other comprehensive income related to hedges of foreign currency purchase commitments are reclassified into earnings (cost of revenue) when the asset related to the purchase commitment is depreciated. The maximum term over which the Company is hedging exposures to the variability of cash flows for currency exchange rates risk is 6 years. During 2001, a loss of $1,819 related to SMP, an equity affiliate, was reclassified from other comprehensive income to equity in loss of SMP because it became probable that the original forecasted transaction would not occur in the near term.

     The Company also uses derivative instruments to manage interest rate risks. During 2001, the Company entered into an interest rate swap contract to hedge the fixed-rate interest obligations associated with $200,000 of the convertible notes issued in April 2001, with the effect of swapping the fixed-rate interest obligations to a floating-rate obligation based on LIBOR rates. The Company has designated this interest rate swap contract as a fair-value hedge.

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

     At December 31, 2002, the estimated net amount of existing losses from cash flow hedges expected to be reclassified into earnings within the next year is $585. For the year ended December 31, 2002, net realized gains (losses) recognized from cash flow hedges were $(1,813) and from fair value hedges were $283.

           CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES
         NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - IN US DOLLARS
                      IN THOUSANDS (EXCEPT PER SHARE DATA)

--------------------------------------------------------------------------------

     The components of other comprehensive income (loss) related to derivative and hedging activities:

                                                                             DECEMBER 31,
                                                                        ---------------------
                                                                          2001         2002
                                                                        --------     --------
     Beginning                                                          $      -     $(10,838)
     Cumulative effective-type-adjustment at January 1, 2001 net           8,144            -
     Reclassifications into earnings                                      (1,476)      (1,813)
     Net changes associated with current period hedging transactions     (15,617)       1,313
     Share of other comprehensive loss of SMP                             (1,889)       1,009
                                                                        --------     --------
     Ending                                                             $(10,838)    $(10,329)
                                                                        ========     ========

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


24.  FAIR VALUES OF FINANCIAL INSTRUMENTS

                                                     DECEMBER 31,
                                 -------------------------------------------------------
                                           2001                           2002
                                 -------------------------     -------------------------
                                  CARRYING       ESTIMATED      CARRYING       ESTIMATED
                                   AMOUNT       FAIR VALUE       AMOUNT       FAIR VALUE
                                 ----------     ----------     ----------     ----------
                                      $              $              $              $
     ASSET/(LIABILITY)
     Long term debt              (1,112,230)    (1,107,329)    (1,179,931)    (1,227,464)
     Forward foreign exchange
      contracts                      (8,734)        (8,734)         1,448          1,448
     Cross currency swap            (19,339)       (19,339)        (8,853)        (8,853)
     Interest rate swap              (2,104)        (2,104)         8,526          8,526

     Cash and cash equivalents, amounts owing from and to ST and affiliates, accounts receivable and accounts payable. The carrying amounts approximate fair value in view of the short term nature of these balances.

     Long-term debt. The fair value is based on current interest rates available to the Company for issuance of debts of similar terms and remaining maturities, or by obtaining quotes from brokers.

     Forward foreign exchange contracts. The fair value is estimated by reference to market quotations for forward contracts with similar terms, adjusted where necessary for maturity differences.

           CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES
         NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - IN US DOLLARS
                      IN THOUSANDS (EXCEPT PER SHARE DATA)

--------------------------------------------------------------------------------

     Cross currency swap. The fair value is estimated by obtaining quotes from brokers.

     Interest rate swap. The fair value is estimated by obtaining quotes from brokers.

     Limitations. Fair value estimates are made at a specific point in time, and are based on relevant market information and information about the financial instruments. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.


25.  BUSINESS SEGMENT, GEOGRAPHIC AND MAJOR CUSTOMER DATA

     Operating segments, as defined under SFAS No. 131 "Disclosures About Segments of an Enterprise and Related Information", are components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. The Company operates in a single reportable segment. All of the Company's products are manufactured in Singapore.

     The following table presents a summary of revenues by country of domicile of customer and long-lived assets by geographic region:

                             2000           2001         2002
                          ----------    ----------    ----------
     REVENUES
     USA                  $  681,301    $  308,093    $  317,218
     Taiwan                  136,494        75,977        44,894
     Japan                    48,309        27,485        43,967
     France                   89,823        27,451        16,470
     Germany                   8,108         9,824        14,515
     Sweden                  110,201             -            94
     Netherlands              34,092         2,996           353
     Singapore                   284           449           485
     Others                   25,492        10,381        11,245
                          ----------    ----------    ----------
                          $1,134,104    $  462,656    $  449,241
                          ==========    ==========    ==========

     LONG-LIVED ASSETS
     Singapore            $1,916,433    $1,852,473    $1,860,555
     Others                    1,463           948           676
                          ----------    ----------    ----------
                          $1,917,896    $1,853,421    $1,861,231
                          ==========    ==========    ==========

     Revenues from major customers, as a percentage of total revenue, were as follows:

                    2000      2001      2002
                   -----     -----     -----
     Customer A     12.9%     21.0%     19.2%
     Customer B      0.0       4.0      11.0
     Customer C      7.9       6.4      10.7
     Others         79.2      68.6      59.1
                   -----     -----     -----
                   100.0%    100.0%    100.0%
                   =====     =====     =====

           CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES
         NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - IN US DOLLARS
                      IN THOUSANDS (EXCEPT PER SHARE DATA)

--------------------------------------------------------------------------------

     The top five customers of the Company accounted for 42%, 43% and 53%, of the Company's net revenue in the years ended December 31, 2000, 2001 and 2002, respectively. As a result, loss or cancellation of business from, or significant changes in scheduled deliveries or decreases in the prices of products sold to any of these customers could materially and adversely affect the Company's results of operations or financial position. The Company believes that the concentration of its credit risk in trade receivables is mitigated substantially by its credit evaluation process, credit policies, credit control and collection procedures.


26.  SUBSEQUENT EVENTS

     On February 13, 2003, the Company announced that, as a result of continuing under-utilization of its fabs resulting from the deep and continuing semiconductor industry downturn, it would close Fab 1 and consolidate its business currently in Fab 1 into Fab 2. The Company expects to complete this closure by March 2004. As a result, the Company expects to incur approximately $18 to $22 million of employee termination benefit costs, contract termination costs, and other associated costs of consolidating and closing the facility. These amounts do not include potential gains on disposition of fixed assets. The Company also expects this closure to result in the loss of post-pioneer tax status for Fab 1 with resulting tax expense of approximately $6 million. The change in depreciable lives of the long-lived assets utilized in Fab 1 resulting from this closure are expected to increase annual depreciation expense by approximately $6 million through the date of closure.

     In prior years, the Company had implemented an employee bonus award plan with respect to the payment of bonuses to employees. In March 2003, the Company cancelled the employee bonus award plan. As a result, compensation accrued for past services under the bonus award plan of $28 million was eliminated by decreasing compensation expense in the period of the cancellation.

                     SILICON MANUFACTURING PARTNERS PTE LTD



                           FINANCIAL STATEMENTS INDEX

                                                               Page Number
                                                               -----------
Independent Auditors' Report                                       F-35
Balance Sheets                                                     F-36
Profit and Loss Accounts                                           F-37
Statements of Changes in Equity                                    F-38
Statements of Cash Flows                                           F-39
Notes to the Financial Statements                                  F-41

                          INDEPENDENT AUDITORS' REPORT


The Board of Directors and Shareholders
Silicon Manufacturing Partners Pte Ltd:

We have audited the accompanying balance sheets of Silicon Manufacturing Partners Pte Ltd as of December 31, 2001 and 2002, and the related profit and loss accounts, statements of changes in equity and statements of cash flows for the years ended December 31, 2000, 2001 and 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Silicon Manufacturing Partners Pte Ltd as of December 31, 2001 and 2002, and the results of its operations and cash flows for the years ended December 31, 2000, 2001 and 2002 in conformity with Singapore Statements of Accounting Standard.

Singapore Statements of Accounting Standard vary in certain significant respects from accounting principles generally accepted in the United States of America. The application of United States generally accepted accounting principles would have affected the results of operations for each of the years in the three year period ended December 31, 2002 and shareholders' equity as of December 31, 2001 and 2002, to the extent summarized in Note 23.


KPMG


SINGAPORE

March 13, 2003

                     SILICON MANUFACTURING PARTNERS PTE LTD
                                 BALANCE SHEETS
                        AS OF DECEMBER 31, 2001 AND 2002
                           IN THOUSANDS OF US DOLLARS


                                                       NOTE      2001          2002
                                                       ----   ---------     ---------
                                                                   $             $
NON-CURRENT ASSETS
Property, plant and equipment                            3    $ 511,138     $ 404,681
Intangible assets                                        4        1,238           436
Deferred expenses                                        5        3,696         2,688
                                                              ---------     ---------
                                                                516,072       407,805

CURRENT ASSETS
Inventories                                              6        6,526        17,116
Trade receivables                                                   523        10,883
Amounts due from related companies
 and affiliated companies                                7       71,180        16,980
Other receivables, deposits and
 prepayments                                             8        3,291         2,370
Cash and cash equivalents                                9       83,143       112,721
                                                              ---------     ---------
                                                                164,663       160,070
                                                              ---------     ---------
   Less:
CURRENT LIABILITIES
Trade payables                                                    1,650         4,077
Amounts due to related companies
 and affiliated companies                                7       14,153        19,346
Other payables and accruals                             10       25,998        24,965
Current portion of interest-bearing borrowings
 (secured)                                              12       96,429       107,142
Current tax payable                                                 753         1,167
                                                              ---------     ---------
                                                                138,983       156,697
                                                              ---------     ---------
NET CURRENT ASSETS                                               25,680         3,373
                                                              ---------     ---------
                                                                541,752       411,178
NON-CURRENT LIABILITY
Interest-bearing borrowings (secured)                   12     (278,571)     (171,429)
                                                              ---------     ---------
                                                              $ 263,181     $ 239,749
                                                              =========     =========

SHARE CAPITAL                                           13    $ 252,389     $ 252,389
ACCUMULATED PROFITS/(LOSSES)                                     10,792       (12,640)
                                                              ---------     ---------
                                                              $ 263,181     $ 239,749
                                                              =========     =========

   The accompanying notes form an integral part of these financial statements.

                     SILICON MANUFACTURING PARTNERS PTE LTD
                            PROFIT AND LOSS ACCOUNTS
              FOR THE YEARS ENDED DECEMBER 31, 2000, 2001 AND 2002
                           IN THOUSANDS OF US DOLLARS

                                               NOTE       2000           2001          2002
                                               ----     ---------     ---------     ---------
                                                            $             $             $
Revenue                                           .     $ 238,104     $ 199,965     $ 205,458
Cost of sales                                            (181,789)     (227,020)     (242,749)
                                                        ---------     ---------     ---------
Gross profit/(loss)                                        56,315       (27,055)      (37,291)
Other operating income                           15         2,264       116,832        51,578
Sales and marketing expenses                                 (195)         (165)          (85)
General and administrative expenses                        (6,591)       (5,911)       (7,069)
                                                        ---------     ---------     ---------
Profit from operations                           16        51,793        83,701         7,133
Finance costs                                    17       (16,289)      (29,582)      (30,080)
                                                        ---------     ---------     ---------
Profit/(loss) from ordinary activities
 before taxation                                           35,504        54,119       (22,947)
Income tax expense                               18          (377)         (326)         (485)
                                                        ---------     ---------     ---------
Net profit/(loss) for the year                          $  35,127     $  53,793     $ (23,432)
                                                        =========     =========     =========

   The accompanying notes form an integral part of these financial statements.

                     SILICON MANUFACTURING PARTNERS PTE LTD
                         STATEMENTS OF CHANGES IN EQUITY
              FOR THE YEARS ENDED DECEMBER 31, 2000, 2001 AND 2002
                           IN THOUSANDS OF US DOLLARS


                                      ACCUMULATED
                              SHARE     (LOSSES)/
                             CAPITAL     PROFITS       TOTAL
                            --------  -----------    ---------
                                $           $             $
At January 1, 2000           179,358     (78,128)      101,230
Issue of ordinary shares      73,031           -        73,031
Net profit for the year            -      35,127        35,127
                            --------    --------     ---------
At December 31, 2000         252,389     (43,001)      209,388
Net profit for the year            -      53,793        53,793
                            --------    --------     ---------
At December 31, 2001         252,389      10,792       263,181
Net loss for the year              -     (23,432)      (23,432)
                            --------    --------     ---------
At December 31, 2002        $252,389    $(12,640)    $ 239,749
                            ========    ========     =========

  The accompanying notes form an integral part of these financial statements.

                     SILICON MANUFACTURING PARTNERS PTE LTD
                            STATEMENTS OF CASH FLOWS
              FOR THE YEARS ENDED DECEMBER 31, 2000, 2001 AND 2002
                           IN THOUSANDS OF US DOLLARS

                                                     2000         2001         2002
                                                   --------     --------     --------
                                                       $            $            $
OPERATING ACTIVITIES
  Profit/(loss) from ordinary activities
   before taxation                                   35,504       54,119      (22,947)
  Adjustments for:
    Amortisation of deferred finance expenses         1,008        1,008        1,008
    Amortisation of intangible assets                   703        1,325          795
    Depreciation of property, plant and
     equipment                                       79,138      128,982      150,367
    Exchange difference                                (228)           -            -
    Gain on disposal of intangible assets                 -            -         (178)
    Loss/(gain) on disposal of property,
     plant and equipment                               (367)           6          728
    Interest expense, net of amount capitalised      14,677       28,277       28,797
    Interest income                                  (1,472)      (1,844)      (1,882)
    Write off of property, plant and equipment          857            -            -
                                                   --------     --------     --------

  Operating profit before working
   capital changes                                  129,820      211,873      156,688
  Changes in working capital:
    Inventories                                      (7,479)       6,348      (10,590)
    Trade receivables                                 7,150        3,994      (10,360)
    Amount due from related companies and
     affiliated companies                           (22,806)     (41,343)      51,593
    Other receivables, deposits and prepayments         482          340          922
    Trade payables                                      745         (448)       2,427
    Amount due to related companies and
     affiliated companies                            15,917       (5,702)       5,193
    Other payables and accruals                      13,950      (12,055)       2,840
                                                   --------     --------     --------

  Cash generated from operations                    137,779      163,007      198,713
  Interest received                                   1,434        1,809        1,823
  Interest paid, net of amount capitalised          (15,854)     (28,425)     (29,320)
  Income taxes paid                                     (61)         (70)         (71)
                                                   --------     --------     --------

  CASH FLOWS GENERATED FROM
   OPERATING ACTIVITIES                             123,298      136,321      171,145

INVESTING ACTIVITIES
  Purchase of property, plant and equipment
   including interest paid of
   $1,240 (2001: $3,780 and 2000: $8,774)          (342,566)    (107,181)     (49,918)
  Purchase of intangible assets                      (1,245)        (457)        (109)
  Proceeds on disposal of intangible assets               -            -          294
  Proceeds on disposal of property, plant
   and equipment                                      2,279            -        4,595
                                                   --------     --------     --------

  CASH FLOWS USED IN INVESTING ACTIVITIES          (341,532)    (107,638)     (45,138)
                                                   --------     --------     --------
  Balance carried forward                          (218,234)      28,683      126,007

  The accompanying notes form an integral part of these financial statements.

                     SILICON MANUFACTURING PARTNERS PTE LTD
                            STATEMENTS OF CASH FLOWS
              FOR THE YEARS ENDED DECEMBER 31, 2000, 2001 AND 2002
                           IN THOUSANDS OF US DOLLARS

                                                 NOTE       2000       2001        2002
                                                 ----     --------    ------     -------
                                                              $          $          $
  Balance brought forward                                 (218,234)   28,683     126,007

FINANCING ACTIVITIES
  Issue of shares by the Company                            73,031         -           -
  Bank loan
  - drawn down                                             188,000         -           -
  - repayments                                                   -         -     (96,429)
  Grant income received                                        252         -           -
                                                          --------    ------     -------
  CASH FLOWS USED IN FINANCING
   ACTIVITIES                                              261,283         -     (96,429)
                                                          --------    ------     -------

NET INCREASE IN CASH AND CASH EQUIVALENTS                   43,049    28,683      29,578

CASH AND CASH EQUIVALENTS AT BEGINNING
 OF YEAR                                                    11,183    54,460      83,143

EFFECT OF EXCHANGE RATE CHANGES ON BALANCES
 HELD IN FOREIGN CURRENCIES                                    228         -           -
                                                          --------    ------     -------
Cash and cash equivalents at end of year          9         54,460    83,143     112,721
                                                          ========    ======     =======

  The accompanying notes form an integral part of these financial statements.

                     SILICON MANUFACTURING PARTNERS PTE LTD
                        NOTES TO THE FINANCIAL STATEMENTS
          IN THOUSANDS OF US DOLLARS (EXCEPT SHARE AND PER SHARE DATA)

These notes form an integral part of the financial statements.

The financial statements were authorized for issue by the directors on March 13, 2003.


1.   DOMICILE AND ACTIVITIES

     Silicon Manufacturing Partners Pte Ltd (the "Company") is incorporated in the Republic of Singapore and has its registered office at 60 Woodlands Industrial Park Street 2, Singapore 738406.

     The principal activities of the Company are those relating to an independent foundry of semiconductor integrated circuits using its advanced production facilities and proprietary integrated circuit designs of its customers.

     The immediate and ultimate holding companies during the financial year are Agere Systems Singapore Pte Ltd and Agere Systems Inc., which are incorporated in the Republic of Singapore and the United States of America, respectively.


2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     (a)  BASIS OF PREPARATION

          The financial statements are prepared in accordance with the Singapore Statements of Accounting Standard ("SAS") including related Interpretations promulgated by the Institute of Certified Public Accountants of Singapore and the applicable requirements of the Singapore Companies Act, Chapter 50 (the "Act").

          The historical cost basis is used. Amounts are expressed in United States dollars, unless otherwise stated.


     (b)  FOREIGN CURRENCIES TRANSLATION

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

                     SILICON MANUFACTURING PARTNERS PTE LTD
                        NOTES TO THE FINANCIAL STATEMENTS
          IN THOUSANDS OF US DOLLARS (EXCEPT SHARE AND PER SHARE DATA)

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT'D)

     (c)  PROPERTY, PLANT AND EQUIPMENT

          (i)   OWNED ASSETS

                Property, plant and equipment are stated at cost less accumulated depreciation and impairment losses.

          (ii)  SUBSEQUENT EXPENDITURE

                Subsequent expenditure relating to property, plant and equipment that has already been recognized is added to the carrying amount of the asset when it is probable that future economic benefits, in excess of the originally assessed standard of performance of the existing asset, will flow to the Company. All other subsequent expenditure is recognized as an expense in the period in which it is incurred.

          (iii) DISPOSAL

                Gains or losses arising from the retirement or disposal of property, plant and equipment are determined as the difference between the estimated net disposal proceeds and the carrying amount of the asset and are recognized in the profit and loss account on the date of retirement or disposal.

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

                Interest incurred during the year of construction or acquisition of major items of property, plant and equipment is capitalized into cost of property, plant and equipment. Interest capitalized is based on the average cost of the Company's pooled borrowings.

                     SILICON MANUFACTURING PARTNERS PTE LTD
                        NOTES TO THE FINANCIAL STATEMENTS
          IN THOUSANDS OF US DOLLARS (EXCEPT SHARE AND PER SHARE DATA)

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT'D)

     (d)  INTANGIBLE ASSETS

          (i)   COMPUTER SOFTWARE

                Computer software, not forming an integral part of a related hardware, which is acquired by the Company, is stated at cost less accumulated amortization and impairment losses.

          (ii)  SUBSEQUENT EXPENDITURE

                Subsequent expenditure on capitalized intangible assets is capitalized only when it increases the future economic benefits embodied in the specific asset to which it relates. All other expenditure is expensed as incurred.

          (iii) AMORTIZATION

                Amortization is charged to the profit and loss account on a straight-line basis over the estimated useful lives of 2 to 3 years of the computer software.


     (e)  DERIVATIVES AND HEDGING

          Derivative financial instruments are used to manage exposure to foreign exchange and interest rate risks arising from operational, financing and investment activities. Derivative financial instruments are not used for trading purposes.

          Derivative financial instruments used for hedging purposes are accounted for on an equivalent basis to the underlying assets, liabilities or net positions. Any profit or loss arising is recognized on the same basis as that arising from the related assets, liabilities or positions.


     (f)  DEFERRED EXPENSES

          The deferred expenses represent the arrangement fees incurred for the long-term bank loan. The amount is amortized over the repayment term of the long-term bank loan.

                     SILICON MANUFACTURING PARTNERS PTE LTD
                        NOTES TO THE FINANCIAL STATEMENTS
          IN THOUSANDS OF US DOLLARS (EXCEPT SHARE AND PER SHARE DATA)

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT'D)

     (g)  INVENTORIES

          Inventories are stated at the lower of cost and net realizable value.

          Cost is determined principally on a standard cost basis which approximates actual cost on the weighted average basis. For work-in-progress and manufactured inventories, cost consists of the cost of raw materials, direct labor and an appropriate proportion of production overheads.

          In arriving at the net realizable value, due allowance is made for all obsolete and slow-moving items.


     (h)  AFFILIATED COMPANIES

          An affiliated company is defined as one, other than a related company, which has common direct or indirect shareholders or common directors with the Company.


     (i)  CASH AND CASH EQUIVALENTS

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


     (j)  IMPAIRMENT

          The carrying amounts of the Company's assets, other than inventories, are reviewed at each balance sheet date to determine whether there is any indication of impairment. If any such indication exists, the asset's recoverable amount is estimated. For intangible assets that are not yet available for use, the recoverable amount is estimated at each balance sheet date.

          An impairment loss is recognized whenever the carrying amount of an asset or its cash-generating unit exceeds its recoverable amount. Impairment losses are recognized in the profit and loss account.

                     SILICON MANUFACTURING PARTNERS PTE LTD
                        NOTES TO THE FINANCIAL STATEMENTS
          IN THOUSANDS OF US DOLLARS (EXCEPT SHARE AND PER SHARE DATA)

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT'D)

     (j)  IMPAIRMENT (CONT'D)

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

          (ii) REVERSAL OF IMPAIRMENT LOSS

               An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset's carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

     (k)  WARRANTIES

          A provision for warranties is recognized when the underlying products or services are sold. The provision is based on historical experience and management's estimate of the level of future claims and accrues for specific items at the time their estimate is known and the amounts are determinable.

          Costs incurred are charged against the provision and any over or under provision is charged to the profit and loss account.

     (l)  DEFERRED TAX

          Deferred tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements. Temporary differences are not recognized for goodwill not deductible for tax purposes and the initial recognition of assets or liabilities that affect neither accounting nor taxable profit. The amount of deferred tax provided is based on the expected manner of realization or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantively enacted at the balance sheet date.

          A deferred tax asset is recognized to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized.

                     SILICON MANUFACTURING PARTNERS PTE LTD
                        NOTES TO THE FINANCIAL STATEMENTS
          IN THOUSANDS OF US DOLLARS (EXCEPT SHARE AND PER SHARE DATA)

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT'D)

     (m)  REVENUE RECOGNITION

          Provided it is probable that the economic benefits will flow to the Company and the revenue and costs, if applicable, can be measured reliably, revenue is recognized in the profit and loss account as follows:

          (i)   SALE OF GOODS

                Revenue is recognized when significant risks and rewards of ownership have been transferred to the buyer. Revenue represents the invoiced value of goods and services supplied, excluding goods and services tax, less an allowance for returns. Revenue is recognized upon the shipment of goods.

          (ii)  ALLOCATED WAFER CAPACITY COST RECOVERY

                Allocated wafer capacity cost recoveries are recognized in accordance with the terms under the assured supply and demand agreement between the shareholders. Such recoveries represent the unrecovered cost when the capacity allocated to the shareholders is not met.

          (iii) INTEREST INCOME

                Interest income from bank deposits and cash pool deposits with an affiliated company is accrued on a time-apportioned basis.

     (n)  OPERATING LEASES

          Where the Company has the use of assets under operating leases, payments made under the leases are recognized in the profit and loss account on a straight-line basis over the term of the lease. Lease incentives received are recognized in the profit and loss account as an integral part of the total lease payments made. Contingent rentals are charged to the profit and loss account in the accounting period in which they are incurred.

     (o)  FINANCE COSTS

          Finance costs are expensed in the profit and loss account in the period in which they are incurred, except to the extent that they are capitalized as being directly attributable to the acquisition, construction or production of an asset which necessarily takes a substantial period of time to get ready for its intended use or sale.

                     SILICON MANUFACTURING PARTNERS PTE LTD
                        NOTES TO THE FINANCIAL STATEMENTS
          IN THOUSANDS OF US DOLLARS (EXCEPT SHARE AND PER SHARE DATA)

3.   PROPERTY, PLANT AND EQUIPMENT

                                                                 COST
                                  ------------------------------------------------------------------
                                  AT BEGINNING                                             AT END OF
                                   OF THE YEAR  ADDITIONS    TRANSFERS      DISPOSALS      THE YEAR
                                  ------------  ---------    ---------      ---------      --------
                                        $           $             $              $             $
     2001
     Equipment and machinery         547,043           -       165,795              -       712,838
     Mechanical and electrical
      installations                    2,773           -             -              -         2,773
     Office furniture, fittings
      and equipment                      904           -            71              -           975
     Computers                         3,587           -           641            (29)        4,199
     Assets under installation
      and construction               126,050      68,315      (166,507)        (2,666)       25,192
                                     -------      ------      --------       --------       -------
                                     680,357      68,315             -         (2,695)      745,977
                                     =======      ======      ========       ========       =======


                                                 ACCUMULATED DEPRECIATION
                                  -----------------------------------------------------
                                  AT BEGINNING   CHARGE FOR                   AT END OF
                                   OF THE YEAR    THE YEAR      DISPOSALS     THE YEAR
                                  ------------  ------------    ---------     ---------
                                        $             $             $              $
     2001
     Equipment and machinery         102,937       127,223              -       230,160
     Mechanical and electrical
      installations                      646           277              -           923
     Office furniture, fittings
      and equipment                      411           190              -           601
     Computers                         1,886         1,292            (23)        3,155
                                     -------      --------       --------       -------
                                     105,880       128,982            (23)      234,839
                                     =======      ========       ========       =======

                                                               COST
                                  ---------------------------------------------------------------
                                  AT BEGINNING                                          AT END OF
                                   OF THE YEAR   ADDITIONS    TRANSFERS    DISPOSALS    THE YEAR
                                  ------------   ---------    ---------    ---------    ---------
                                        $            $            $             $            $
     2002
     Equipment and machinery         712,838            -       61,286       (2,781)     771,343
     Mechanical and electrical
      installations                    2,773            -            -            -        2,773
     Office furniture, fittings
      and equipment                      975            -            -            -          975
     Computers                         4,199            -           20            -        4,219
     Assets under installation
      and construction                25,192       46,567      (61,306)        (840)       9,613
                                     -------       ------      -------     --------      -------
                                     745,977       46,567            -       (3,621)     788,923
                                     =======       ======      =======     ========      =======

                     SILICON MANUFACTURING PARTNERS PTE LTD
                        NOTES TO THE FINANCIAL STATEMENTS
          IN THOUSANDS OF US DOLLARS (EXCEPT SHARE AND PER SHARE DATA)

3.   PROPERTY, PLANT AND EQUIPMENT (CONT'D)

                                                ACCUMULATED DEPRECIATION
                                  ----------------------------------------------------
                                  AT BEGINNING    CHARGE FOR                 AT END OF
                                   OF THE YEAR     THE YEAR    DISPOSALS      THE YEAR
                                  ------------   ------------  ---------     ---------
                                       $              $            $              $
     2002
     Equipment and machinery         230,160       149,188       (964)       378,384
     Mechanical and electrical
      installations                      923           277          -          1,200
     Office furniture, fittings
      and equipment                      601           194          -            795
     Computers                         3,155           708          -          3,863
                                     -------      --------       ----        -------
                                     234,839       150,367       (964)       384,242
                                     =======      ========       ====        =======

                                   DEPRECIATION CHARGED               CARRYING AMOUNT
                             --------------------------------      --------------------
                              2000         2001         2002         2001         2002
                             ------      -------      -------      -------      -------
                               $            $            $            $            $
     Equipment and
      machinery              77,562      127,223      149,188      482,678      392,959
     Mechanical and
      electrical
      installations             277          277          277        1,850        1,573
     Office furniture,
      fittings and
      equipment                 174          190          194          374          180
     Computers                1,125        1,292          708        1,044          356
     Assets under
      installation
      and construction            -            -            -       25,192        9,613
                             ------      -------      -------      -------      -------
                             79,138      128,982      150,367      511,138      404,681
                             ======      =======      =======      =======      =======

     During the year, interest expenses of approximately $1,218 (2001: $3,760; 2000: $8,122) were capitalized in the cost of property, plant and equipment.

                     SILICON MANUFACTURING PARTNERS PTE LTD
                        NOTES TO THE FINANCIAL STATEMENTS
          IN THOUSANDS OF US DOLLARS (EXCEPT SHARE AND PER SHARE DATA)

4.   INTANGIBLE ASSETS

                              2001       2002
                             -----     ------
                               $          $
     COMPUTER SOFTWARE

     COST

     At January 1,           3,175      3,632
     Additions                 457        109
     Disposals                   -       (293)
                             -----     ------
     At December 31,         3,632      3,448
                             =====     ======

     AMORTIZATION

     At January 1,           1,069      2,394
     Charge for the year     1,325        795
     Disposals                   -       (177)
                             -----     ------
     At December 31,         2,394      3,012
                             =====     ======

     CARRYING AMOUNT

     December 31,            1,238        436
                             =====     ======


5.   DEFERRED EXPENSES

                                                2001      2002
                                                -----     -----
                                                  $         $
     Deferred finance cost                      6,048     6,048
       Less:
     Amortization for deferred finance cost
       At January 1,                            1,344     2,352
       Charge for the year                      1,008     1,008
                                                -----     -----
       Balance as at December 31,               2,352     3,360
                                                -----     -----
                                                3,696     2,688
                                                =====     =====

6.   INVENTORIES

                                                  2001      2002
                                                 -----     ------
                                                   $          $
     Raw materials                                 565        690
     Work-in-progress                            5,801     16,369
     Consumable supplies and spares                198        596
                                                 -----     ------
                                                 6,564     17,655
       Less:
     Allowance for inventories obsolescence         38        539
                                                 -----     ------
                                                 6,526     17,116
                                                 =====     ======

   Inventories include work-in-progress stated at net realizable value of $186 (2001: Nil).

                     SILICON MANUFACTURING PARTNERS PTE LTD
                        NOTES TO THE FINANCIAL STATEMENTS
          IN THOUSANDS OF US DOLLARS (EXCEPT SHARE AND PER SHARE DATA)

7.   AMOUNTS DUE FROM AND TO RELATED COMPANIES AND AFFILIATED COMPANIES

                                                2001       2002
                                               ------     ------
                                                 $           $
     Amount due from related companies and
      affiliated companies
       - affiliated company (trade)             2,816         67
       - minority shareholder (trade)          28,358        107
       - related company (trade)                4,806      1,169
       - immediate holding company
          (trade)                              35,200     15,637
                                               ------     ------
                                               71,180     16,980
                                               ======     ======

     Amount due to related companies and
      affiliated companies
       - affiliated company (trade)                44        147
       - related company (trade)                  708          -
       - minority shareholder
          (non-trade)                           5,987      8,645
       - minority shareholder (trade)           7,334     10,133
       - immediate holding company
          (trade)                                  80        421
                                               ------     ------
                                               14,153     19,346
                                               ======     ======

     The above non-trade amounts due to minority shareholder are unsecured and interest-free.


8.   OTHER RECEIVABLES, DEPOSITS AND PREPAYMENTS

                                  2001      2002
                                 -----     -----
                                   $          $
     Deposits                      123        66
     Prepayments                 3,054     2,244
     Staff loan and advances        35        14
     Goods and services tax          -         -
     Other receivables              79        46
                                 -----     -----
                                 3,291     2,370
                                 =====     =====

                     SILICON MANUFACTURING PARTNERS PTE LTD
                        NOTES TO THE FINANCIAL STATEMENTS
          IN THOUSANDS OF US DOLLARS (EXCEPT SHARE AND PER SHARE DATA)

9.   CASH AND CASH EQUIVALENTS

                                                2001        2002
                                               ------     -------
                                                  $           $
     Cash at bank and in hand                  16,006      21,856
     Cash pool deposits with an affiliated
      company                                  67,137      90,865
                                               ------     -------
     Cash and cash equivalents                 83,143     112,721
                                               ======     =======


10.  OTHER PAYABLES AND ACCRUALS

                                                 NOTE     2001       2002
                                                 ----    ------     ------
                                                           $           $
     Payables for purchase of property,
      plant and equipment                                 9,310      5,982
     Accrued operating expenses                          13,215     15,512
     Provision for warranty                       11      1,907      2,656
     Liability for short-term accumulated
      compensated absences                                    -        107
     Other payables                                       1,566        708
                                                         ------     ------
                                                         25,998     24,965
                                                         ======     ======


11.  PROVISION FOR WARRANTY

                                               NOTE      2001        2002
                                               ----     ------      ------
                                                           $           $
     At January 1,                                       8,721       1,907
     Provision made/(written back)
      during the year                                   (1,233)      3,468
     Provision utilised during the year                 (5,581)     (2,719)
                                                        ------      ------
     At December 31,                            10       1,907       2,656
                                                        ======      ======

     The provision is made based on historical experience and management's estimate of the level of future claims. The Company expects to incur the liability within one year.

                     SILICON MANUFACTURING PARTNERS PTE LTD
                        NOTES TO THE FINANCIAL STATEMENTS
          IN THOUSANDS OF US DOLLARS (EXCEPT SHARE AND PER SHARE DATA)

12.  INTEREST-BEARING BORROWINGS

     The bank loan, which consists of $214,286 (2001: $300,000) from Tranche A and $64,285 (2001: $75,000) from Tranche B, is secured by a debenture, giving the holder thereof a first floating charge on all of the Company's assets.

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

                                  2001       2002
                                -------     -------
                                   $           $
     Repayable as follows:
       Due within 12 months      96,429     107,142
       Due after 12 months      278,571     171,429
                                -------     -------
                                375,000     278,571
                                =======     =======

13.  SHARE CAPITAL

                                                    2001                    2002
                                             -------------------    ---------------------
                                                NO. OF SHARES           NO. OF SHARES
                                             -------------------    ---------------------
                                              '000         $          '000          $
     Authorized:
     490,000,000 (2001: 490,000,000)
       "A" ordinary shares of S$1
       (2001: S$1) each                      490,000   S$490,000    $490,000    S$490,000
                                             =======   =========    ========    =========

     510,000,000 (2001: 510,000,000)
       "B" ordinary shares of S$1
       (2001: S$1) each                      510,000   S$510,000     510,000    S$510,000
                                             =======   =========    ========    =========

     Issued and fully paid:

     "A" ordinary shares of S$1
       (2001: S$1) each

       At January 1                          208,250     123,670     208,250      123,670
       Shares issued during the year               -           -           -            -
                                             -------   ---------    --------    ---------
       At December 31,                       208,250     123,670     208,250      123,670
                                             -------   ---------    --------    ---------

     "B" ordinary shares of
       S$1 (2001: S$1) each

       At January 1,                         216,750     128,719     216,750      128,719
       Shares issued during the year               -           -           -            -
                                             -------   ---------    --------    ---------
       At December 31,                       216,750     128,719     216,750      128,719
                                             -------   ---------    --------    ---------
                                                       $ 252,389                $ 252,389
                                                       =========                =========

     The "A" and "B" ordinary shares rank pari passu in all respects, except that the rates of dividend may differ. All shares issues have been made at par for cash considerations.

                     SILICON MANUFACTURING PARTNERS PTE LTD
                        NOTES TO THE FINANCIAL STATEMENTS
          IN THOUSANDS OF US DOLLARS (EXCEPT SHARE AND PER SHARE DATA)

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


15.  OTHER OPERATING INCOME

                                                  NOTE       2000     2001        2002
                                                 -----      -----    -------     ------
                                                              $         $           $
     Allocated wafer capacity cost
      recovery                                   14,20          -    112,413     49,512
     Interest income
     - banks                                                  301        214        133
     - cash pool deposits with an
        affiliated company                                  1,171      1,630      1,749
     Exchange gain                                            425      2,341          -
     Gain on disposal of property, plant
      and equipment                                           367          -          -
     Gain on disposal of intangible assets                      -          -        178
     Others                                                     -        234          6
                                                            -----    -------     ------
                                                            2,264    116,832     51,578
                                                            =====    =======     ======

16.  PROFIT FROM OPERATIONS

                                           NOTE     2000        2001        2002
                                           ----    ------     -------     -------
                                                      $           $           $

     The following items have been included in arriving at profit from operations:

     AFTER CHARGING:

     Allowance made for inventories                     -          38         501
     Amortisation of deferred expenses       5      1,008       1,008       1,008
     Amortisation of intangible assets       4        703       1,325         795
     Depreciation of property, plant and
      equipment                              3     79,138     128,982     150,367
     Exchange loss                                      -           -         547
     Staff costs*                                  25,500      18,139      16,788
     Loss on disposal of property, plant
      and equipment                                     -           6         728
     Operating lease expense                       12,901      15,166      15,705

                     SILICON MANUFACTURING PARTNERS PTE LTD
                        NOTES TO THE FINANCIAL STATEMENTS
          IN THOUSANDS OF US DOLLARS (EXCEPT SHARE AND PER SHARE DATA)

16.  PROFIT FROM OPERATIONS (CONT'D)

     * Staff cost includes $931 (2001: $1,019 and 2000: $762) relating to contributions to Central Provident Fund, a Singapore Government defined contribution employee benefit plan.

                                                   2000     2001    2002
                                                   ----     ----    ----
     Number of employees as at December 31,         758      662     551
                                                   ====     ====    ====

17.  FINANCE COSTS

                                               2000         2001         2002
                                              ------       ------       ------
                                                $             $            $
     Interest paid and payable to banks       22,799       32,037       30,015
     Other finance costs paid and payable
      to banks                                 1,612        1,305        1,283
                                              ------       ------       ------
     Total finance costs                      24,411       33,342       31,298
       Less:
     Finance costs capitalised into
      property, plant and equipment           (8,122)      (3,760)      (1,218)
                                              ------       ------       ------
                                              16,289       29,582       30,080
                                              ======       ======       ======

18.  INCOME TAX EXPENSE

     (a)  RECOGNIZED IN THE PROFIT AND LOSS ACCOUNT

                                  2000     2001     2002
                                  ----     ----     ----
                                    $        $        $
          Current tax expense:
          - current year           377      352      485
          - over provided
             in prior years          -      (26)       -
                                   ---     ----      ---
                                   377      326      485
                                   ---     ----      ---

                     SILICON MANUFACTURING PARTNERS PTE LTD
                        NOTES TO THE FINANCIAL STATEMENTS
          IN THOUSANDS OF US DOLLARS (EXCEPT SHARE AND PER SHARE DATA)

18.  INCOME TAX EXPENSE (CONT'D)

     (b)  RECONCILIATION OF EFFECTIVE TAX RATE

                                                         2000        2001         2002
                                                       -------      -------      -------
                                                          $            $            $
          Profit/(Loss) before tax                      35,504       54,119      (22,947)
                                                       =======      =======      =======

          Income taxes using Singapore tax rate
           of 22% (2001: 24.5%, 2000: 25.5%)             9,054       13,259       (5,048)
          Expenses not deductible for tax purposes         933        1,048          867
          Exempt pioneer profits                       (10,828)     (13,981)           -
          Pioneer losses and allowances not
           recognized as deferred benefit                    -            -        4,666
          Pre-pioneer losses not recognized as
           deferred benefit                              1,218            -            -
                                                       -------      -------      -------
                                                           377          326          485
                                                       =======      =======      =======

     The Company has been granted pioneer status for a period of ten years under the Singapore Economic Expansion Incentives (Relief from Income Tax) Act, Chapter 86 ("the Income Tax Act"), for the manufacture of integrated circuits using sub-micron technology effective from May 1, 2000. During the pioneer status period, income from pioneer trade is exempt from income tax, subject to compliance with the conditions stated in the pioneer certificate and the Income Tax Act.

     The income tax expense of the Company is for income tax payable on income derived from non-pioneer activities, principally interest income.

     As at December 31, 2002, the Company has unutilized property, plant and equipment related wear and tear allowance carryforwards of approximately $6,315. Since profits during the pioneer status period are not taxable and all such pioneer loss carryforwards as of December 31, 2002 are expected to reverse within the pioneer status period, no deferred tax assets related to such carryforwards have been recognized.


19.  CHANGES IN ACCOUNTING POLICIES

     In the financial year ended December 31, 2002, four new or revised accounting standards were adopted. The adoption of SAS 12 (2001) - Income Taxes, SAS 38 - Financial Reporting in Hyperinflationary Economies, SAS 39
     - Agriculture and the limited revisions to SAS 17 (2001) - Employee Benefits did not give rise to any adjustments to the opening balances of accumulated profits of the prior and current periods or to changes in comparatives. The impact of their adoption on the current year is immaterial.

                     SILICON MANUFACTURING PARTNERS PTE LTD
                        NOTES TO THE FINANCIAL STATEMENTS
          IN THOUSANDS OF US DOLLARS (EXCEPT SHARE AND PER SHARE DATA)

20.  SIGNIFICANT RELATED PARTY TRANSACTIONS

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

     RELATED PARTY TRANSACTIONS

     During the financial year, there were the following significant transactions with related parties on terms agreed between the parties:

                                                       2000        2001        2002
                                                     -------     -------     -------
                                                       $            $            $
     IMMEDIATE HOLDING COMPANY
       Recharge of employee expenses
        to Company                                        28           1          73
       Sale of processed wafers                      121,311     166,446     158,456
       Allocated wafer capacity cost recovery              -      22,452       9,317
       Purchase of wafers                                  -       3,812       3,599

     RELATED COMPANIES
       Recharge of employee expenses
        to Company                                     2,846         708       2,096
       Recharge of other expenses to Company               -          87           -
        Sale of processed wafers                       4,977      10,990       7,779

     MINORITY SHAREHOLDER
       Purchase of processed wafers                        -          23         724
       Purchase of property, plant and equipment      22,081      15,582       3,211
       Payment of rental expense                      13,101      14,804      14,713
       Recharge of employee related expenses
        to Company                                     3,566       4,110       2,986
       Recharge of other expenses to Company          22,943      23,503      28,086
       Sale of processed wafers                       10,615      10,601       6,650
       Allocated wafer capacity cost recovery              -      89,961      40,195
       Sale of property, plant and equipment               -           -       1,069

     AFFILIATED COMPANIES
       Purchase of property, plant and equipment      10,066       1,756           -
       Payment of car park rental                         99          96          93
       Purchase of processed wafers                        -          43         116
       Sale of processed wafers                           82           -         165
       Sale of property, plant and equipment               -       2,661         849
       Interest income                                 1,171       1,630       1,749
       Payment of freight charges                         30           -           -

                     SILICON MANUFACTURING PARTNERS PTE LTD
                        NOTES TO THE FINANCIAL STATEMENTS
          IN THOUSANDS OF US DOLLARS (EXCEPT SHARE AND PER SHARE DATA)

21.  COMMITMENTS

     (a)  CAPITAL COMMITMENTS

                                                  2000        2001        2002
                                                 -------     -------     ------
                                                    $           $           $
          Contracted but not provided for         33,163      15,026      6,434
          Amounts approved by the
           directors but not contracted for      254,493     210,313     10,661
                                                 =======     =======     ======

     (b)  OPERATING LEASE COMMITMENTS

          The Company leases its fab from its minority shareholder, under a long-term lease agreement which expires in 2008. At December 31, the Company had commitments for future minimum lease payments under the non-cancellable operating leases as follows:

                                                   2000       2001       2002
                                                 -------     ------     ------
                                                    $           $          $
          Payable:
            Within 1 year                         15,678     15,052     15,391
            After 1 year but within 5 years       60,678     58,310     60,640
            After 5 years                         33,957     18,180      3,786
                                                 -------     ------     ------
                                                 110,313     91,542     79,817
                                                 =======     ======     ======

22.  FINANCIAL INSTRUMENTS

     The Company has only limited involvement with derivative financial instruments and does not use them for trading purposes. The Company uses derivative financial instruments principally to manage identified interest rate risks resulting from its floating rate loan and, to a lesser extent, its foreign currency purchase commitments which are principally denominated in Japanese yen. While these are subject to the risk of market rates changing subsequent to acquisition, such changes are generally offset by opposite effects on the items being hedged. The Company's accounting policies in relation to the derivative financial instruments are set out in note 2(e).

     By using derivative instruments to hedge exposures to changes in interest rates and foreign currency rates, the Company exposes itself to credit risk and market risk.


     (a)  CREDIT RISK

          Credit risk is the potential financial loss resulting from the failure of a customer or a counterparty to settle its financial and contractual obligations to the Company, as and when they fall due.

                     SILICON MANUFACTURING PARTNERS PTE LTD
                        NOTES TO THE FINANCIAL STATEMENTS
          IN THOUSANDS OF US DOLLARS (EXCEPT SHARE AND PER SHARE DATA)

22.  FINANCIAL INSTRUMENTS (CONT'D)

     (a)  CREDIT RISK (CONT'D)

          The Company has established credit limits for customers and monitors their balances. Cash and fixed deposits are placed with banks and financial institutions which are regulated. Investments and transactions involving derivative financial instruments are allowed only with counterparties that are of high quality.


     (b)  LIQUIDITY RISK

          The Company monitors and maintains a level of cash and cash equivalents deemed adequate by management to finance the Company's operations and to mitigate the effects of fluctuations in cash flows.


     (c)  MARKET RISK

          Market risk is the adverse effect on the value of a financial instrument that results from a change in interest rates or currency exchange rates. The Company uses interest rate swaps to redenominate its floating rate interest obligations of its loan to fixed rate interest obligations. The swaps mature over the next four years and have interest rates from 7.70% to 8.39%.


     (d)  FOREIGN CURRENCY RISK

          The Company incurs foreign currency risk on purchases, primarily of fixed assets, that are denominated in currencies other than US dollars. The currencies giving rise to this risk are primarily the Singapore dollar and the Japanese yen.

          The Company uses forward exchange contracts to hedge its foreign currency risk. The Company fully hedges its payables, and estimated foreign currency exposure in respect of forecast purchases over the following six months, relating to fixed asset purchases. Where necessary, the forward exchange contracts are rolled over at maturity at market rates. The Company only enters into forward exchange contracts with maturities of less than one year.

          In respect of other monetary liabilities denominated in currencies other than the US dollar, the Company ensures that the net exposure is kept to an acceptable level by buying or selling foreign currencies at spot rates, where necessary.


     (e)  EFFECTIVE INTEREST RATES AND REPRICING ANALYSIS

          In respect of interest-earning financial assets and interest bearing financial liabilities, the following table indicates their effective interest rates at the balance sheet date and the periods in which they reprice:

                     SILICON MANUFACTURING PARTNERS PTE LTD
                        NOTES TO THE FINANCIAL STATEMENTS
          IN THOUSANDS OF US DOLLARS (EXCEPT SHARE AND PER SHARE DATA)

22.  FINANCIAL INSTRUMENTS (CONT'D)

     (e)  EFFECTIVE INTEREST RATES AND REPRICING ANALYSIS (CONT'D)

                                                            EFFECTIVE
                                                             INTEREST                WITHIN    1 TO 5    AFTER
                                                 NOTE          RATE     TOTAL        1 YEAR     YEARS  5 YEARS
                                                 ----       ---------  --------      --------  ------  -------
                                                                 %        $             $         $        $
          2002
          FINANCIAL ASSETS

          Cash and cash
           equivalents                             9            1.32    112,721       112,721      -        -
                                                                       ========      ========    ===     ====
          FINANCIAL LIABILITIES

          Secured US$ floating rate
           bank loan                              12            2.54   (278,571)     (278,571)     -        -
          Effect of interest rate swaps                         5.34          -             -      -        -
                                                                ----   --------      --------    ---     ----
                                                                7.88   (278,571)     (278,571)     -        -
                                                                ====   ========      ========    ===     ====
          2001
          FINANCIAL ASSETS

          Cash and cash
           equivalents                             9            1.68     83,143        83,143      -        -
                                                                       ========      ========    ===     ====
          FINANCIAL LIABILITIES

          Secured US$ floating rate
           bank loan                              12            3.14   (375,000)     (375,000)     -        -
          Effect of interest rate swaps                         4.82          -             -      -        -
                                                                ----   --------      --------    ---     ----
                                                                7.96   (375,000)     (375,000)     -        -
                                                                ====   ========      ========    ===     ====

     (f)  FAIR VALUES

          (i) RECOGNIZED FINANCIAL INSTRUMENTS, CASH AND CASH EQUIVALENTS, AMOUNT DUE FROM AND TO RELATED COMPANIES AND AFFILIATED COMPANIES, ACCOUNTS RECEIVABLES AND ACCOUNTS PAYABLE

               The carrying amounts approximate fair value.

          (ii) BANK LOAN

               The carrying amount approximates fair value in view of the debt bearing floating interest rate.

                     SILICON MANUFACTURING PARTNERS PTE LTD
                        NOTES TO THE FINANCIAL STATEMENTS
          IN THOUSANDS OF US DOLLARS (EXCEPT SHARE AND PER SHARE DATA)

22.  FINANCIAL INSTRUMENTS (CONT'D)

     (f)  FAIR VALUES (CONT'D)

          (iii) UNRECOGNIZED FINANCIAL INSTRUMENTS

                The valuation of financial instruments not recognized in the balance sheet reflects amounts which the Company expects to pay or receive to terminate the contracts or replace the contracts at their current market rates at the balance sheet date.

                The notional amount and net fair value of financial instruments not recognized in the balance sheet as at December 31, are:


                                        NOTIONAL        FAIR       NOTIONAL       FAIR
                                         AMOUNT        VALUE        AMOUNT        VALUE
                                          2002          2002         2001          2001
                                        --------      -------      --------      -------
                                            $            $             $            $
                Interest rate
                 swap agreements        (338,571)     (24,118)     (445,000)     (25,984)

                Forward foreign
                 exchange contracts       (2,665)         (24)            -            -
                                        ========      =======      ========      =======


23.  RECONCILIATION FROM SAS TO US GAAP

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

                     SILICON MANUFACTURING PARTNERS PTE LTD
                        NOTES TO THE FINANCIAL STATEMENTS
          IN THOUSANDS OF US DOLLARS (EXCEPT SHARE AND PER SHARE DATA)

23.  RECONCILIATION FROM SAS TO US GAAP (CONT'D)

     Effective January 1, 2001, SFAS No.133, "Accounting for Derivative Instruments and Hedging Activities", as amended, became effective for the Company for US GAAP purposes. All derivatives are recognized on the balance sheet at their fair value in other assets or other liabilities. On the date the derivative contract is entered into, the Company designates the derivative as either a hedge of the fair value of a recognized asset or liability or of an unrecognized firm commitment ("fair-value" hedge), a hedge of a forecasted transaction or of the variability of cashflows to be received or paid related to a recognized asset or liability ("cash-flow" hedge), or a foreign-currency fair-value or cash-flow hedge ("foreign-currency" hedge). The Company formally documents all relationships between hedging instruments and hedged items, as well as its risk-management objective and strategy for undertaking various hedge transactions. This process includes linking all derivatives that are designated as fair-value, cashflows, or foreign-currency hedges to specific assets and liabilities on the balance sheet or to specific firm commitments or forecasted transactions. The Company also formally assesses, both at the hedge's inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items.

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

     Hedge accounting is discontinued prospectively when it is determined that the derivative is no longer effective in offsetting changes in the fair value or cash flows of the hedged item, the derivative expires or is sold, terminated, or exercised, the derivative is dedesignated as a hedging instrument, because it is unlikely that a forecasted transaction will occur, a hedged firm commitment no longer meets the definition of a firm commitment, or management determines that designation of the derivative as a hedging instrument is no longer appropriate.

     When hedge accounting is discontinued because it is determined that the derivative no longer qualifies as an effective fair-value hedge, the derivative continues to be carried on the balance sheet at its fair value, and the hedged asset or liability is no longer adjusted for changes in fair value. The adjustment of the carrying amount of the hedged asset or liability is accounted for in the same manner as other components of the carrying amount of that asset or liability.

                     SILICON MANUFACTURING PARTNERS PTE LTD
                        NOTES TO THE FINANCIAL STATEMENTS
          IN THOUSANDS OF US DOLLARS (EXCEPT SHARE AND PER SHARE DATA)

23.  RECONCILIATION FROM SAS TO US GAAP (CONT'D)

     When hedge accounting is discontinued because the hedged item no longer meets the definition of a firm commitment, the derivative continues to be carried on the balance sheet at its fair value, any asset or liability that was recorded pursuant to recognition of the firm commitment from the balance sheet is removed and any gain or loss is recognized in earnings. When hedge accounting is discontinued because it is probable that a forecasted transaction will not occur, the derivative continues to be carried on the balance sheet at its fair value, and gains and losses that were accumulated in other comprehensive income are recognized immediately in earnings. In all other situations in which hedge accounting is discontinued, the derivative continues to be carried at its fair value on the balance sheet, and any changes in its fair value is recognized in earnings.

                                                         2000       2001           2002
                                                       -------     -------       -------
                                                          $           $              $
          Net profit/(loss) in accordance with SAS      35,127      53,793       (23,432)
           Adjustment:
             Fair value adjustment for
              ineffective hedge elements
              of derivative contracts                        -      (5,005)         (217)
                                                       -------     -------       -------
          Net profit/(loss) in accordance
           with US GAAP                                 35,127      48,788       (23,649)
                                                       =======     =======       =======

          Other comprehensive (loss)/income
           in accordance with SAS                            -           -             -
            Adjustment:
              Fair value adjustment for
               effective hedge elements
               of derivative contracts                       -     (20,979)        2,059
                                                       -------     -------       -------
          Other comprehensive (loss)/income
           in accordance with US GAAP                        -     (20,979)        2,059
                                                       =======     =======       =======

          Shareholders' equity in accordance
           with SAS                                    209,388     263,181       239,749
            Adjustment:
              Fair value adjustment
               related to derivative contracts               -     (25,984)      (24,142)
                                                       -------     -------       -------
          Shareholders' equity in accordance
           with US GAAP                                209,388     237,197       215,607
                                                       =======     =======       =======

          Accumulated other comprehensive
           loss in accordance with SAS                       -           -             -
            Adjustment:
              Fair value adjustment for
               effective hedge elements
               of derivative contracts                       -     (20,979)      (18,920)
                                                       -------     -------       -------
          Other comprehensive loss
           in accordance with US GAAP                        -     (20,979)      (18,920)
                                                       =======     =======       =======

                     SILICON MANUFACTURING PARTNERS PTE LTD
                        NOTES TO THE FINANCIAL STATEMENTS
          IN THOUSANDS OF US DOLLARS (EXCEPT SHARE AND PER SHARE DATA)

24.  SUBSEQUENT EVENT

     In prior years, the Company had implemented an employee bonus plan with respect to the payment of bonuses to employees. In March 2003, the Company cancelled the employee bonus award plan. As a result, compensation accrued for past services under the bonus award plan of $3.6 million was eliminated by decreasing compensation expense in the period of the cancellation.