Form 20-F
period 2003-12-31
CHARTERED SEMICONDUCTOR MANUFACTURING LTD
filed 2004-03-03
CIK 1095270

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 20-F

(Mark One)

[ ]	Registration statement pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934

OR

[X]	Annual Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

For the fiscal year ended December 31, 2003

OR

[ ]	Transition Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Commission File Number 000-27811

CHARTERED SEMICONDUCTOR MANUFACTURING LTD

(Exact name of Registrant as specified in its charter)

Republic of Singapore
(Jurisdiction of incorporation or organization)

60 Woodlands Industrial Park D
Street 2, Singapore 738406
+65-6362 2838
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class None	Name of Each Exchange on Which Registered Not Applicable

Securities registered pursuant to Section 12(g) of the Act:
American Depositary Shares,
each represented by ten Ordinary Shares, par value S$0.26 per share.
(Title of class)

Securities for which there is a reporting
obligation pursuant to Section 15(d) of the Act:
Not Applicable

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report. 2,505,518,801 Ordinary Shares as of January 31, 2004.

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

     Item 17 [  ]           Item 18 [X]

CERTAIN DEFINITIONS AND CONVENTIONS

Unless otherwise specified, when we refer to “Singapore dollars” and “S$,” we are referring to Singapore dollars, the legal currency of Singapore. When we refer to “U.S. dollars,” “dollars,” “$” and “US$,” we are referring to United States dollars, the legal currency of the United States or U.S.

PRESENTATION OF CERTAIN FINANCIAL INFORMATION

Our financial statements are reported in U.S. dollars and presented in accordance with U.S. generally accepted accounting principles, or U.S. GAAP. This document includes the financial statements of our equity-method joint venture company, Silicon Manufacturing Partners Pte Ltd, or SMP. In this document, any discrepancies in any table between totals and the sums of the amounts listed are due to rounding.

Our shares are listed on both the Nasdaq National Market, or Nasdaq, under the symbol “CHRT” and the Singapore Exchange Securities Trading Limited, or the Singapore Exchange, under the symbol “Chartered”.

Certain Singapore dollar amounts contained in this document have been translated to U.S. dollars as of December 31, 2003, which was at an exchange rate of S$1.707 = US$1.00. No representation is made that the Singapore dollar or the U.S. dollar amounts shown in this document could have been or could be converted at such rate or at any other rate.

The share and per share data and American Depositary Share, or ADS, and per ADS data in this document for year 2002 and prior periods reflect a retroactive adjustment to give effect to our eight-for-ten rights offering which we completed in October 2002 (the “October 2002 Rights Offering”). The share price information contained in this document was derived from Bloomberg L.P.

Certain reclassifications have been made in prior years’ financial information to conform to classifications used in the current year.

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

A.	SELECTED FINANCIAL DATA

You should read the following selected financial data in conjunction with our consolidated financial statements and related notes and “Item 5. Operating and Financial Review and Prospects” included in this document. The selected consolidated balance sheet data as of December 31, 1999, 2000 and 2001 and the selected consolidated statements of operations data for the years ended December 31, 1999 and 2000 are derived from our audited consolidated financial statements. However, we have not included our audited consolidated financial statements for those periods in this document. The selected consolidated balance sheet data as of December 31, 2002 and 2003 and the selected consolidated statements of operations data for each of the years in the three year period ended December 31, 2003 are derived from our audited consolidated financial statements included elsewhere in this document which have been audited by KPMG, independent accountants. Our consolidated financial statements are prepared in accordance with U.S. GAAP.

	Year Ended December 31,

	1999(1)	2000	2001	2002	2003

	(in thousands, except per share data and ratios)
Consolidated Statements of Operations Data:
Net revenue	$694,258	$1,134,104	$462,656	$449,241	$551,911
Cost of revenue	527,023	749,582	665,261	628,726	648,330

Gross profit (loss)	167,235	384,522	(202,605)	(179,485)	(96,419)

Operating expenses:
Research and development	63,172	74,876	82,897	95,285	124,533
Fab start-up costs	8,442	27,481	13,329	8,338	9,219
Sales and marketing	30,081	35,019	38,659	41,182	38,272
General and administrative	44,619	78,788	41,908	43,356	35,881
Stock-based compensation	20,094	2,778	763	(253)	4
Other operating expenses	6,500 (2)	11,570 (3)	—	10,025 (4)	(6,124	)(5)

Total operating expenses	172,908	230,512	177,556	197,933	201,785

Operating income (loss)	(5,673)	154,010	(380,161)	(377,418)	(298,204)
Other income (expense):
Equity in loss of CSP	(9,528)	—	—	—	—
Equity in income (loss) of SMP	(23,282)	7,588	(92,683)	(84,846)	23,194
Other income	5,739	12,926	19,718	23,632	23,186
Interest income	6,733	54,546	46,225	16,637	12,168
Interest expense	(17,822)	(17,561)	(39,652)	(41,661)	(42,222)
Exchange gain (loss)	5,862	8,414	4,216	(1,966)	(733)

Income (loss) before income taxes	(37,971)	219,923	(442,337)	(465,622)	(282,611)
Income tax expense	(2,131)	(18,704)	(14,244)	(7,029)	(11,671)

Income (loss) before minority interest	(40,102)	201,219	(456,581)	(472,651)	(294,282)
Minority interest in loss of CSP	7,483	43,547	72,629	55,563	9,491

Net income (loss) prior to cumulative effect adjustment	(32,619)	244,766	(383,952)	(417,088)	(284,791)
Cumulative effect adjustment(6)	—	—	—	—	(6,421)

Net income (loss)	$(32,619)	$244,766	$(383,952)	$(417,088)	$(291,212)

	Year Ended December 31,

	1999(1)	2000	2001	2002	2003

	(in thousands, except per share data and ratios)
Net income (loss) per share(7) :
Basic	$(0.03)	$0.16	$(0.24)	$(0.23)	$(0.12)
Diluted	$(0.03)	$0.16	$(0.24)	$(0.23)	$(0.12)
Shares used in computing net income (loss) per share :
Basic	1,190,458	1,543,893	1,588,969	1,799,106	2,502,294
Diluted	1,190,458	1,568,971	1,588,969	1,799,106	2,502,294
Net income (loss) per ADS(7) :
Basic	$(0.27)	$1.59	$(2.42)	$(2.32)	$(1.16)
Diluted	$(0.27)	$1.56	$(2.42)	$(2.32)	$(1.16)
ADSs used in computing net income (loss) per ADS :
Basic	119,046	154,389	158,897	179,911	250,229
Diluted	119,046	156,897	158,897	179,911	250,229
Other Data (8) (unaudited)
Ratio of earnings to fixed charges	0.88X	7.09X	—	—	—
Deficiency of earnings available to cover fixed charges	2,900	—	354,919	381,225	301,421

	As of December 31,

	1999	2000	2001	2002	2003

			(in thousands)
Consolidated Balance Sheet Data
Cash and cash equivalents	$544,996	$924,116	$1,041,616	$1,210,925	$905,472
Working capital	294,562	548,721	642,487	942,059	682,322
Total assets	2,137,485	3,217,122	3,144,342	3,337,900	3,022,027
Short-term borrowings and current portion of long-term debt	119,991	156,343	198,160	64,001	223,660
Current installments of obligations under capital leases	5,767	7,822	—	—	—
Obligations under capital leases, excluding current installments	7,822	—	—	—	—
Other long-term debt	423,668	426,120	914,070	1,115,930	989,092
Net assets	1,141,750	1,969,283	1,582,632	1,785,459	1,494,555
Share capital	264,529	279,893	280,480	443,713	444,953
Shareholders’ equity	1,141,750	1,969,283	1,582,632	1,785,459	1,494,555

(1)	Prior to October 1, 1999, Chartered Silicon Partners Pte Ltd, or CSP, was accounted for under the equity method in our consolidated financial statements as a result of certain provisions that were contained in our strategic alliance agreement with respect to CSP. As a result of an amendment to the strategic alliance agreement, CSP was treated as a consolidated subsidiary from October 1, 1999.

(2)	In 1999, we recorded a charge of $6.5 million in connection with the termination of a development program.

(3)	In 2000, we recorded a charge of $11.6 million to reflect the estimated loss on a licensing agreement.

(4)	In 2002, we recorded a charge of $10.0 million associated with a workforce re-sizing and a fixed asset impairment charge.

(5)	In 2003, the following items were recorded under the other operating expenses line:

a) A gain of $27.5 million associated with the cancellation of the company’s employee bonus award plan;

b) An impairment charge of $9.0 million on certain machinery and equipment which were classified as held for sale in 2003, as part of the company’s fab capacity rationalization; and

c) A restructuring charge of $12.4 million relating to the phase out of the company’s Fab 1.

(6)	Effective January 1, 2003, the company adopted the provisions of Statement of Financial Accounting Standards (“SFAS”) No. 143, “Accounting for Asset Retirement Obligations”, which addresses financial accounting and reporting for obligations associated with the retirement of long-lived assets and associated asset retirement costs. This resulted in a cumulative effect loss of $6.4 million, after a reduction in minority interest of $0.5 million. The cumulative effect loss represents the depreciation and accretion expense that would have been recorded previously if SFAS No. 143 had been in effect in prior years.

(7)	For 2003, basic and diluted net loss per share before cumulative effect adjustment is $(0.11) and basic and diluted net loss per ADS before cumulative effect adjustment is $(1.14).

(8)	For purposes of calculating the ratio of earnings to fixed charges and the deficiency of earnings available to cover fixed charges, if any, earnings consists of income (loss) before income taxes, minority interest, cumulative effect adjustment and equity in income (loss) of equity affiliates, plus fixed charges and amortization of capitalized interest, less interest capitalized. Fixed charges consist of interest expensed and capitalized, plus amortization of capitalized expenses related to indebtedness, plus one-third of rental expenses on operating leases (such amounts representing the estimated interest portion of rental expense). No preference dividends were made during the period indicated.

B.	CAPITALIZATION AND INDEBTEDNESS

Not applicable.

C.	REASONS FOR THE OFFER AND USE OF PROCEEDS

Not applicable.

D.	RISK FACTORS

Chartered Semiconductor Manufacturing Ltd, or Chartered, wishes to caution readers that the following important factors, and those important factors described in other reports and documents submitted to, or filed with, the United States Securities and Exchange Commission, among other factors, could affect our results. If any of the following risks actually occur, our business, results of operations and financial condition would likely suffer and actual results could differ materially from those expressed in any forward-looking statements made by us, or on our behalf.

(I)	RISKS RELATED TO OUR FINANCIAL CONDITION

We have a history of losses and this may continue.

Since our inception in 1987, we have incurred significant net losses. This was true even in years in which our revenues increased. In 1999, 2001 and 2002, we incurred net losses of $32.6 million, $384.0 million and $417.1 million respectively. More recently, for the year ended December 31, 2003, we incurred a net loss of $291.2 million due primarily to under-utilization of capacity at our fabrication facilities as the semiconductor market remained relatively weak during the first half of the year and only started to accelerate in the second half of 2003.

As of December 31, 2003, we had an accumulated deficit of $1,125.2 million. We cannot assure you that our net losses will not continue or increase in the future or that we will become profitable. Please see “Item 3. Key Information — Selected Financial Data” and “Item 5. Operating and Financial Review and Prospects” for information regarding our financial condition.

We need to continuously improve our device yields, maintain high capacity utilization and optimize the technology mix of our semiconductor wafer production.

The key factors that affect our profit margin are our ability to:

-	continuously improve our device yields;

-	maintain high capacity utilization; and

-	optimize the technology mix of our semiconductor wafer production.

The term “device yields” means the actual number of usable semiconductor devices on a semiconductor wafer in relation to the total number of devices on the wafer. Our device yields directly affect our ability to attract and retain customers, as well as the prices of our products.

The term “capacity utilization” means the actual number of semiconductor wafers we are processing at a fabrication facility, or fab, in relation to the total number of wafers we have the capacity to process. Where we refer to capacity utilization in this document, such capacity utilization includes the utilization of our allocated capacity with SMP. Our capacity utilization affects our operating results because a large percentage of our operating costs are fixed. For example, in 2001, 2002 and the first half of 2003, weak market demand and a worldwide over-capacity of semiconductor wafer supply resulted in low utilization rates at our fabs. In 2003, our average capacity utilization was 58% with substantially lower utilization rates in the first half than the second half of the year. The weak market demand and over-capacity have had and may continue to have a negative effect on our company. Other factors potentially affecting capacity utilization rates are the complexity and mix of the wafers produced, overall industry conditions, operating efficiencies, the level of customer orders, mechanical failure, disruption of operations due to expansion of operations or relocation of equipment and fire or natural disaster.

Because the price of wafers varies significantly, the mix of wafers produced affects revenue and profitability. The value of a wafer is determined by the complexity of the device on the wafer. Production of devices with higher level functionality and greater system-level integration requires more manufacturing steps than the production of less complex devices and commands higher wafer prices. However, increasing the complexity of devices that we manufacture does not necessarily lead to increased profitability because the higher wafer prices for such devices may be offset by depreciation and other costs associated with an increase in capital expenditures needed to manufacture such devices.

If we are unable to continuously improve our device yields, maintain high capacity utilization or optimize the technology mix of our wafer production, we may not be able to achieve our profit margin in which case the market price of our securities could fall.

Our operating results fluctuate from quarter-to-quarter which makes it difficult to predict our future performance.

Our revenues, expenses and operating results have varied significantly in the past and may fluctuate significantly from quarter-to-quarter in the future due to a number of factors, many of which are outside our control. These factors include, among others:

-	the cyclical nature of both the semiconductor industry and the markets served by our customers;

-	changes in the economic conditions of geographical regions where our customers and their markets are located;

-	shifts by integrated device manufacturers, or IDMs, between internal and outsourced production;

-	inventory and supply chain management of our customers;

-	the loss of a key customer or the postponement of an order from a key customer or the failure of a key customer to pay accounts receivables in a timely manner;

-	the occurrence of accounts receivables write-offs;

-	the rescheduling or cancellation of large orders;

-	the rescheduling or cancellation of planned capital expenditures;

-	our inability to qualify new processes or customer products in a timely manner;

-	the return of wafers due to quality or reliability issues;

-	malfunction of our wafer production equipment;

-	unforeseen delays or interruptions in our plans for new fabrication facilities;

-	the timing and volume of orders relative to our available production capacity;

-	our ability to obtain raw materials and equipment on a timely and cost effective basis;

-	environmental events or industrial accidents such as fires or explosions;

-	our susceptibility to intellectual property rights disputes;

-	our ability to continue with existing and to enter into new partnerships, technology and supply alliances on mutually beneficial terms;

-	actual capital expenditures exceeding planned capital expenditures;

-	currency and interest rate fluctuations that may not be adequately hedged; and

-	technological changes.

Due to the factors noted above and other risks discussed in this section, many of which are beyond our control, you should not rely on quarter-to-quarter comparisons to predict our future performance. Unfavorable changes in any of the above factors may seriously harm our company. In addition, it is possible that in some future periods our operating results may be below the expectations of public market analysts and investors. In this event, the price of our securities may under-perform or fall.

We expect to incur substantial capital and research and development expenditures in connection with our growth plans and may require additional financing that may not be available.

Our business and the nature of our industry require us to make substantial capital expenditures leading to a high level of fixed costs. We expect to incur significant capital expenditures in connection with our growth plans and technology upgrades or migrations. For example, in 2000 and 2001, we incurred $963.8 million and $489.6 million in capital expenditures, respectively. Even in the midst of challenging economic conditions in 2002 we invested $419.5 million in capital expenditures, primarily in equipping Fab 6 and for the purchase of equipment for research and development use, as part of our continuing strategy of positioning ourselves to serve market needs. We invested $220.8 million in capital expenditures in 2003, focused primarily on leading-edge technologies. In addition, we expect our aggregate capital expenditures in 2004 to be approximately $700 million. The majority of the expenditures in 2004 will be for Fab 7 with the balance primarily for capacity additions at leading-edge technologies in Fab 6. For more details on the amount spent on equipping Fab 7 as of December 31, 2003, see “Item 5. Operating and Financial Review and Prospects — Liquidity and Capital Resources”. We also expect to incur approximately $130 million for research and development in 2004.

We also anticipate that from time to time we may expand and add equipment to increase the capacity of our existing fabs, two of which are owned through joint ventures with third parties. We may require additional financing to complete such equipping. The foregoing expenditures will be made in advance of sales. Given the fixed cost nature of our business, we may incur losses if our revenue does not adequately offset the level of depreciation resulting from our capital expenditures, as occurred in 2001, 2002 and 2003. Additionally, our actual expenditures may exceed our planned expenditures for a variety of reasons, including changes in our growth plan, our process technology, market conditions, customer requirements, interest rates and other factors.

We may require additional financing to fund our future growth plans and technology upgrades and migrations. There can be no assurance that additional financing will be available at all or, if available, that such financing will be obtained on terms favorable to us or that any additional financing will not be dilutive to our shareholders or creditors. In addition, a portion of our borrowings is guaranteed by our controlling shareholder, Singapore Technologies Pte Ltd, or Singapore Technologies. We may not be able to obtain similar credit guarantees from Singapore Technologies in the future.

We have a high level of debt. If we are unable to make interest and principal payments on our debt, it could seriously harm our company.

We have now and will continue to have a significant amount of debt. Our high level of debt and the covenants contained in our financing documents could have important consequences to our company. For example, they could:

-	increase our vulnerability to general adverse economic and industry conditions;

-	limit our ability to pursue our growth plan and technology upgrades or migrations;

-	require us to seek the lender’s consent prior to paying dividends on our ordinary shares;

-	require us to dedicate a substantial portion of our cash flow from operations to payments on our debt, thereby reducing the availability of our cash flow to fund capital expenditures, working capital and other general corporate purposes;

-	limit our flexibility in planning for, or reacting to, changes in our business and the semiconductor industry; and

-	limit our ability to incur additional borrowings or raise additional financing through equity or debt instruments.

We cannot assure you that we will be able to make interest and principal payments on debt incurred in connection with our growth if the average selling prices or demand for our semiconductor wafers are lower than expected.

(II)	RISKS RELATED TO OUR OPERATIONS

The cyclical nature of the semiconductor industry and the periodic over-capacity that results from this may seriously harm our company.

The semiconductor industry has historically been highly cyclical and, at various times, has experienced significant economic downturns characterized by production over-capacity, reduced product demand and rapid erosion of average selling prices. For example, after experiencing average utilization rates around 100% in 2000, our average utilization rates in 2002 and 2003 fell to 37% and 58% respectively.

Historically, companies in the semiconductor industry have expanded aggressively during periods of increased demand, as we and our competitors have done. As a result, periods of over-capacity in the semiconductor industry have frequently followed periods of increased demand. We expect this pattern to be repeated in the future. In addition, the markets for semiconductors are characterized by rapid technological change, intense competition and fluctuations in end-user demand. In 2001 and 2002, the combination of a very sharp downturn in the worldwide semiconductor industry and prolonged weakness in global economies harmed our company. While the semiconductor industry recovery started to accelerate in the second half of 2003, we cannot assure you that the recovery will continue into 2004 and beyond. Future downturns in the semiconductor industry may also be severe and could seriously harm our company.

A decrease in demand and average selling prices for end-use applications of semiconductor products such as communications equipment, personal computers, computer peripherals and consumer products may significantly decrease the demand for our services and may result in a decrease in our revenue and gross profit margin.

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

In 2001 and 2002, the weak global economy and end markets and the abnormally high inventories caused a severe decline in demand for semiconductor wafers by our customers. This resulted in downward pricing pressure and a reduction of our revenue and our gross profit margin, which harmed our company. While the semiconductor industry recovery started to accelerate in the second half of 2003, we cannot assure you that the recovery will continue into 2004 and beyond. Future downturns in the semiconductor industry and weakness in global economies and end markets could seriously harm our company.

We depend on a small number of customers for a significant portion of our revenues.

We have been largely dependent on a small number of customers for a substantial portion of our business. Our top ten customers accounted for 66.8% and 59.3% of our total net revenue in 2002 and 2003, respectively. In 2002, our two largest customers accounted for 19.2% and 11.0% of our total net revenue and in 2003, our two largest customers accounted for 15.1% and 9.2% of our total net revenue, respectively. We expect that we will continue to be dependent upon a relatively limited number of customers for a significant portion of our revenue. We cannot assure you that revenue generated from these customers, individually or in the aggregate, will reach or exceed historical levels in any future period. Loss or cancellation of business from, significant changes in scheduled deliveries to, quality or reliability issues raised by, or decreases in the prices of services sold to, any of these customers could seriously harm our company.

We may lose customers as a result of our fab rationalization plans.

In February 2003, we announced our plan to phase out Fab 1, our only 150-mm fab, and consolidate its business into Fab 2 over an estimated 13 month transition period, with the aim of reducing our fixed cost base as well as consolidating all Singapore fab operations onto our main campus in Woodlands. While our consolidation process is progressing on schedule and we are working towards a smooth transfer of customers from Fab 1 to Fab 2, we cannot assure you that we will be successful in retaining all of our customers transferred from Fab 1 to Fab 2, and as a result, we may lose some of these customers which could seriously harm our company.

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

Enhancing our manufacturing process technologies is critical to our ability to provide services for our customers. We intend to continue to advance our process technologies through internal research and development efforts and technology alliances with leading semiconductor companies. Although we have an internal research and development team focused on developing new semiconductor manufacturing process technologies, we are dependent on our technology partners to advance our portfolio of process technologies. For example, in November 2002, we converged our 90nm development program with International Business Machines, or IBM, by entering into a joint development agreement with them. In August 2003, we extended the IBM joint development agreement to include Infineon Technologies AG, or Infineon. Under the agreement, IBM, Infineon and Chartered are jointly developing a common advanced foundry manufacturing process technology at 65nm, as well as variants tuned for high performance and low power. For more information on the joint development agreements with IBM and Infineon, please see “Item 4. Information On Our Company – Business Overview —Research and Development”.

We are depending on our joint developments with IBM and Infineon for faster access to 90nm and 65nm process technologies. If there are problems in the successful implementation of the IBM and Infineon joint development agreements, this would not only result in our having incurred costs, but also adversely impact our strategy in targeting “first-source” business and time-to-market, as we would then require even more time to access or develop similar technologies. If this were to happen, it could seriously harm our company.

Our technology alliances have been and may from time to time be subject to changes, including changes in the technology partner’s business strategy (as was the case with Agere Systems Inc’s fab-lite strategy and Agilent Technologies’ ceasing technology development for certain technology nodes). For more information on these changes, please see “Item 4. Information On Our Company — Business Overview — Strategic Alliances — Chartered Silicon Partners”. Although the changes we have experienced so far have not had a significant impact on our company’s performance, there can be no assurance that this will continue to be the case.

If we are unable to continue our technology alliances with our partners on mutually beneficial economic terms, or are unable to enter into new technology alliances with other leading semiconductor companies, we may not be able to continue providing our customers with leading-edge process technologies, which could seriously harm our company.

Our customers do not place purchase orders far in advance. Therefore, we do not have any significant backlog.

Our customers generally do not place purchase orders far in advance. In addition, due to the cyclical nature of the semiconductor industry, our customers’ purchase orders have varied significantly from period-to-period. As a result, we do not typically operate with any significant backlog. The lack of a significant backlog makes it difficult for us to forecast our net revenue in future periods. Moreover, our expense levels are based in part on our expectations of future revenue and we may be unable to adjust costs in a timely manner to compensate for revenue shortfalls. We expect that in the future our revenue in any quarter will continue to be substantially dependent upon purchase orders received in that quarter. We cannot assure you that any of our customers will continue to place orders with us in the future at the same levels as in prior periods.

We depend on our strategic alliances relating to Fab 5 and Fab 6. Termination or modification of either of these alliances could seriously harm our company.

We currently have two strategic alliances relating to the operation of Fab 5 and Fab 6. Our equity-method joint venture company, SMP, which owns and operates Fab 5, is a joint venture with Agere Systems Singapore Pte Ltd (formerly Lucent Technologies Microelectronics Pte Ltd), a subsidiary of Agere Systems Inc. CSP, which owns and operates Fab 6, is a joint venture with Agilent Technologies Europe B.V., EDB Investments Pte Ltd and Singapex Investments Pte Ltd, a wholly owned subsidiary of Singapore Technologies. We believe our alliances with these companies give us access to select leading-edge process technologies, moderate our development costs and capital expenditures and increase our fab utilization rates. The termination of either of these alliances or any modification of either alliance which adversely affects our rights under the alliance could seriously harm our company. Please see “Item 4. Information On Our Company — Business Overview — Strategic Alliances — Chartered Silicon Partners” and “Item 4. Information On Our Company — Business Overview — Strategic Alliances — Silicon Manufacturing Partners” for a more detailed description of these alliances.

We may not be able to compete successfully in our industry.

The worldwide semiconductor foundry industry is highly competitive. We compete with dedicated foundry service providers such as Taiwan Semiconductor Manufacturing Corporation, or TSMC, and United Microelectronics Corporation, or UMC, as well as the foundry operation services of some integrated device manufacturers or IDMs such as IBM. IDMs principally manufacture and sell their own proprietary semiconductor products, but may offer foundry services. Further, there have been a number of new entrants to the semiconductor foundry industry. In particular, foundries in China, Malaysia and Korea are now becoming increasingly significant. Our competitors may have greater access to capital and substantially greater production, research and development, marketing and other resources than we do. As a result, these companies may be able to compete more aggressively over a longer period of time than we can.

A number of semiconductor manufacturers, including our primary competitors, have announced plans to increase their manufacturing capacity (including setting up fabrication facilities in Singapore). As a result, we expect that there will be a significant increase in worldwide semiconductor capacity over the next few years. If growth in demand for this capacity fails to match the growth in supply, or occurs more slowly than anticipated, there may be more intense competition and pressure on the pricing of our services. Any significant increase in competition may erode our profit margin and weaken our earnings.

The principal elements of competition in the wafer foundry market include technical competence, time-to-market, research and development quality, available capacity, device yields, customer service, price, design services, access to intellectual property, electronic design automation or EDA, and tool support. We cannot assure you that we will be able to compete successfully in the future, which could seriously harm our company.

Our business depends in part on our ability to obtain and preserve intellectual property rights.

Our ability to compete successfully and achieve future growth will depend, in part, on our ability to protect our proprietary technology and our intellectual property, as well as the intellectual property of our customers. We seek to protect proprietary information and know-how through the use of confidentiality and non-disclosure agreements and limited access to and distribution of proprietary information. As of December 31, 2003, we had filed an aggregate of 1,834 patent applications worldwide, (930 of which had been filed in the U.S.) and held an aggregate of 859 issued patents worldwide (615 of which are issued U.S. patents) relating to our production processes. We intend to continue to file patent applications when and where appropriate to protect our proprietary technologies. The process of seeking patent protection may take a long time and be expensive. We cannot assure you that patents will be issued from pending or future applications or that, if patents are issued, they will not be challenged, invalidated or circumvented or that the rights granted under the patents will provide us with meaningful protection or any commercial advantage. In addition, we cannot assure you that the Asian countries in which we market our services will protect our intellectual property rights to the same extent as the United States. Additionally, we cannot assure you that our competitors will not develop, patent or gain access to similar know-how and technology, or reverse engineer our processes, or that our confidentiality and non-disclosure agreements upon which we rely to protect our trade secrets and other proprietary information will be effective. The occurrence of any such events could seriously harm our company. Please see “Item 4. Information On Our Company — Intellectual Property” for a more detailed description of our proprietary technology.

We may be subject to intellectual property rights disputes.

Our ability to compete successfully depends on our ability to operate without infringing the proprietary rights of others. We have no means of knowing what patent applications have been filed in the U.S. and elsewhere. Although we are not currently a party to any material litigation involving patent infringement, the semiconductor industry is characterized by frequent litigation regarding patent and other intellectual property rights. As is typical in the semiconductor industry, we have from time to time received communications from third parties asserting patents that cover certain of our technologies and alleging infringement of certain intellectual property rights of others. We expect to receive similar communications in the future. In the event any third party were to make a valid claim against us or our customers, we could be required to:

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

We may experience difficulty in obtaining insurance coverage and increased costs.

While we have been able to obtain adequate insurance coverage in the past and while we do not expect to experience any significant increase in premium rates of insurance coverage for 2004, we cannot assure you that we will continue to be able to do so in the future. For example, following the tragic events of September 11, 2001, the premiums we paid for the renewal of our insurance coverage commencing from January 2002 were 2.2 times more than the premiums we paid for such coverage for the previous year. However, the premiums remained at almost the same levels for 2003. In the event that we fail to secure adequate coverage in the future, we could be seriously harmed by the occurrence of a loss that is not covered.

(III)	RISKS RELATING TO MANUFACTURING

We may experience difficulty in achieving acceptable device yields, product performance and delivery times as a result of manufacturing problems.

The process technology for the manufacture of semiconductor wafers is highly complex, requires advanced and costly equipment and is continuously being modified or changed in an effort to improve device yields and product performance. Microscopic impurities such as dust and other contaminants, difficulties in the production process, disruptions in the supply of utilities or defects in the key materials and tools used to manufacture wafers can cause a percentage of the wafers to be rejected or individual semiconductors on specific wafers to be non-functional, which in each case negatively affects our device yields. We have, from time to time, experienced production difficulties that have caused delivery delays, lower than expected device yields and the replacement of certain vendors of manufacturing equipment used in our production processes. We may also experience difficulty achieving acceptable device yields, product performance and product delivery times in the future as a result of manufacturing problems. These problems may result from, among other things, production failures, capacity constraints, construction delays, increasing production at new facilities, upgrading or expanding existing facilities or changing our process technologies, human errors, equipment malfunction or process contamination. In addition, although our consolidation of the Fab 1 business into Fab 2 is progressing on schedule, we cannot assure you that there will be no difficulties or risks resulting from or associated with the transfer of the processes from Fab 1 to Fab 2. Any of these problems could seriously harm our company.

We depend on our vendors of raw materials, supplies and equipment and do not typically have long-term supply contracts with them.

We depend on our vendors of raw materials and supplies. To maintain competitive manufacturing operations, we must obtain from our vendors, in a timely manner, sufficient quantities of quality materials and supplies at acceptable prices. We obtain most of our materials and supplies, including critical materials such as raw semiconductor wafers, from a limited number of vendors. We purchase most of our key materials and supplies on a blanket purchase order basis. We typically do not have long term contracts with our vendors. As a result, from time to time due to capacity constraints, vendors have extended lead times or limited the supply of required materials and supplies to us. Consequently, from time to time, and particularly during periods of sudden increase in demand, we have experienced and may experience difficulty in obtaining quantities of raw materials that we need on a timely basis. Further, where we only have one qualified supplier for materials and supplies and a need subsequently arises to look to other alternative suppliers, we would have to qualify these alternative suppliers, and such qualification could lead to delays in production and seriously harm our company.

In addition, from time to time, we may reject materials and supplies that do not meet our specifications, resulting in declines in output or device yields, which may in turn adversely affect our revenue. We cannot assure you that we will be able to obtain sufficient quantities of raw materials and other supplies of an acceptable quality. If our ability to obtain sufficient quantities of raw materials and other supplies in a timely manner is substantially diminished or if there are significant increases in the costs of raw materials, it could seriously harm our company.

We also depend on a limited number of manufacturers and vendors that make and sell the complex equipment we use in our manufacturing processes. In periods of high market demand, the lead times from order to delivery of some of this equipment could be as long as 12 months, or even longer if, as a result of reduced orders placed in the preceding period, we are accorded less favorable priority by manufacturers and vendors. If there are delays in the delivery of this equipment or if there are increases in the cost of this equipment, it could seriously harm our company. Further, the long lead time reduces our flexibility in responding to changing market conditions. Please see “Item 4. Information On Our Company — Business Overview — Equipment and Materials” for additional information regarding our relationships with our suppliers of materials and equipment.

Our ability to successfully partner with EDA, intellectual property and design service providers to meet customers’ design needs depends on the availability and quality of the relevant services, tools and technologies and our ability to meet our customers’ schedule and budget requirements.

We have established relationships with EDA, intellectual property and design service providers. Together we work to develop a complete design platform that is production-proven and tailored to our customers’ design needs. Our ability to successfully meet our customers’ design needs depends on the availability and quality of the relevant services, tools and technologies, and on whether we, together with our EDA, intellectual property and design service providers, are able to meet customers’ schedule and budget requirements. Difficulties or delays in these areas may adversely affect the success of our partnerships with EDA, intellectual property and design service providers and consequently, our ability to attract or serve customers, and thereby could seriously harm our company.

We depend on assembly and test subcontractors for our semiconductor assembly and testing requirements.

Semiconductor assembly and test operations are an integral part of the supply chain, and involve specialized equipment and technology. As we do not have such in-house assembly and test capabilities and facilities, we depend on assembly and test subcontractors to provide us with the assembly, test and wafer bumping services. We currently subcontract to our affiliate, ST Assembly Test Services Ltd, or STATS, as well as to United Test and Assembly Center Limited, or UTAC, and ASE Singapore Pte Ltd, or ASE, a significant amount of orders for assembly and testing services. STATS, UTAC and ASE may, from time to time, experience production interruption due to, among other things, technical problems occurring during the assembly and testing processes. Because STATS, UTAC and ASE are our major providers of these services, any prolonged interruption in their operations or the termination or changes to our affiliation with STATS could seriously harm our company.

As we migrate to more advanced technologies which may require access to advanced packaging and wafer bumping services, we may experience difficulties in securing such access in a timely manner due to the limited number of vendors providing such services.

As our company migrates to more advanced technologies and devices that require very high pin counts, the need for advanced packaging and wafer bumping services may increase. The advanced packaging technology is new and there may be initial problems resulting from this. While there are sufficient wafer bumping houses for printing technology, there is currently still limited capacity for plating technology. Although we are working with our vendors to qualify them on wafer bumping plating technology, we cannot assure you that the qualification would be successful or without delays or that we would have ready access to the limited capacity. In addition, there is currently no 300-mm wafer bumping capability in Singapore, so we will have to work with our vendors to establish the capability in Singapore or look for such capability elsewhere, such as in Taiwan, in order to support our 300-mm fab operations. We cannot assure you that we would have ready and timely access to such capability. If we are unable to gain access to such advanced packaging and wafer bumping services in a timely manner, or if there are delays in the qualification of such technology, or if there are disruptions in such services, this may adversely impact our ability to secure business for the more advanced technology nodes and thereby could seriously harm our company.

We are subject to the risk of loss due to fire because the materials we use in our manufacturing processes are highly flammable.

We use highly flammable materials such as silane and hydrogen in our manufacturing processes and are therefore subject to the risk of loss arising from fire. Although we have implemented industry acceptable risk management controls at our manufacturing locations, the risk of fire associated with these materials cannot be completely eliminated and, in the past, we have had minor interruptions in production as a result of fire. We maintain insurance policies to guard against losses caused by fire. While we believe our insurance coverage for damage to our property and disruption of our business due to fire is adequate, we cannot assure you that it would be sufficient to cover all of our potential losses. If any of our fabs were to be damaged or cease operations as a result of a fire, it would temporarily reduce manufacturing capacity and could seriously harm our company.

Our failure to comply with certain environmental regulations could seriously harm our company.

We are subject to a variety of laws and governmental regulations in Singapore relating to the use, discharge and disposal of toxic or otherwise hazardous materials used in our production process. While we believe that we are currently in compliance in all material respects with such laws and regulations, if we fail to use, discharge or dispose of hazardous materials appropriately, our company could be subject to substantial liability or could be required to suspend or modify our manufacturing operations at significant cost to us. In addition, we could be required to pay for the cleanup of our properties if they are found to be contaminated even if we are not responsible for the contamination. We maintain insurance policies to guard against certain types of losses resulting from unintended and unexpected pollution caused by our company. While we believe our insurance coverage is adequate, we cannot assure you that it would be sufficient to cover all our potential losses.

(IV)	RISKS RELATING TO OUR INFRASTRUCTURE

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

We depend on key personnel and due to the shortage of skilled labor in Singapore, we may have difficulty attracting and retaining sufficient numbers of skilled employees.

Our success depends to a significant extent upon the continued service of our key senior executives and our engineering, marketing, customer services, manufacturing, support and other personnel. In addition, in connection with our future growth plans, we are likely to need a greater number of experienced engineers and other employees in the future. Despite the current economic environment, the competition for skilled professionals remains intense and there is a shortage of such personnel in Singapore. Accordingly, we must recruit our personnel internationally. This is more expensive than hiring personnel locally, and therefore increases our operating costs. As of December 31, 2003, a majority of our employees were citizens of countries other than Singapore. We expect demand for personnel in Singapore to increase significantly in the future, particularly as new wafer fabrication facilities, including those of our competitors, are established in Singapore.

We use stock options and employee share purchase plans as compensation tools to attract and retain our personnel. Recent proposed changes to the accounting standards applicable to our company may require us to record stock-based compensation charges in the future as a result of these plans. If we were to terminate these plans, or were to modify such plans with decreased benefits to employees or were to reduce the stock grants made under these plans to avoid or minimize an adverse impact on our financial results, we may become uncompetitive from an employee compensation perspective and may not be able to continue to attract and/or retain required personnel, which could seriously harm our company.

In February 2003, we announced our plans to phase out Fab 1 and to consolidate its business into Fab 2, as a result of which we do not anticipate having positions for Fab 1 employees after March 31, 2004. The current and future workforce reduction could lead to a perception of uncertainty, and as such, potentially hinder our efforts to retain existing key personnel or hire new key personnel in the event of future recovery. Further, with respect to Fab 1, while we have taken measures to incentivize Fab 1 employees to stay on during the transition period, we cannot assure you that these employees will continue to stay and as a result, this may adversely affect the smooth transfer of customers from Fab 1 to Fab 2 and could seriously harm our company.

If we were to lose the services of any of our existing key personnel without adequate replacements, or were unable to attract and retain experienced personnel as we grow, it could seriously harm our company. For example, although we strive to retain employees that we send on assignments with our technology partners such as IBM, we cannot assure you that we will be successful in retaining these employees or that if our employees leave, our technology partners would re-train their replacements. If our employees leave, this may limit our ability to benefit from the alliances and could seriously harm our company. We do not carry insurance to protect us against the loss of any of our key personnel.

We may not be able to manage our growth, which could seriously harm our company.

We have experienced periods of significant growth, particularly in late 1999 and in 2000. This growth has placed, and our future growth may place, a significant strain on our managerial, technical, financial, production, operational and other resources. In particular, we have expanded our manufacturing facilities and equipped new facilities and we may from time to time create additional capacity at our fabs, which if not utilized, would reduce our profitability and could seriously harm our company.

(V)	RISKS RELATED TO COVENANTS IN OUR AGREEMENTS

Many of our loans, including loans incurred by our subsidiary, CSP, and our equity-method joint venture company, SMP, contain various financial and other covenants. Among other things, these covenants require the maintenance of certain financial ratios (including total debt to net worth) and that Singapore Technologies own, directly or indirectly, at least 51% of our outstanding shares. They also require that we own, directly or indirectly, at least a certain percentage of our subsidiary and/or our equity-method joint venture company’s outstanding shares. If we fail to comply with these covenants, we could be in a default under these loans and the lenders would have the right to accelerate our obligation to repay the outstanding borrowings under these loans. Such a default could also cause cross-defaults under other loans and could seriously harm us.

In addition, many of our loans require that we obtain prior written consent from our lenders prior to incurring indebtedness or creating security interests over our assets. Consequently, although we have been able to obtain such lender consent in the past, we may be limited in our ability to obtain future financing. Any inability to obtain such future financing could seriously harm our company.

Our joint development agreement of November 2002 with IBM provides that, subject to certain exceptions, a change of control will be deemed to occur if more than 30% of our company’s voting securities become beneficially owned by a person that directly or indirectly derives more than 50% of its revenue from the manufacture and/or sale of semiconductor products. One of these exceptions is where Singapore Technologies continues to own directly or indirectly at least 40% or more of our company’s securities. Such a change of control could lead to IBM terminating the agreement, which could seriously harm our company. For more information on the IBM joint development agreement, see “Item 10. Additional Information — Material Contracts — Technology transfer, licenses, joint development and other related agreements — IBM”.

(VI)	RISKS RELATED TO INVESTMENTS IN A CONTROLLED CORPORATION

Singapore Technologies controls our company and its interests may conflict with the interests of our other shareholders.

As of January 31, 2004, Singapore Technologies through its affiliate, Singapore Technologies Semiconductors Pte Ltd, or ST Semiconductors, beneficially owns 60.28% of our outstanding ordinary shares. As a result, Singapore Technologies is able to exercise control over many matters requiring approval by our shareholders, including the election of directors and approval of significant corporate transactions.

Singapore Technologies also provides us with a credit facility, guarantees some of our debt and enters into forward foreign exchange contracts with us. While we believe that Singapore Technologies will continue to provide us credit and other support, Singapore Technologies has no obligation to do so and the availability and the amount of its support may not be at the same levels as previously provided.

We also have contractual and other business relationships with Singapore Technologies and its affiliates and may engage in material transactions from time to time. Although the Audit Committee of our Board of Directors will review all material transactions between our company and Singapore Technologies and its affiliates, circumstances may arise in which the interests of Singapore Technologies and its affiliates could conflict with the interests of our other shareholders. Because Singapore Technologies and its affiliates own a significant portion of our ordinary shares, they could delay or prevent a change in control of our company, even if a transaction of that nature would be beneficial to our other shareholders. Our Articles of Association do not contain any provision requiring that Singapore Technologies and its affiliates own at least a majority of our ordinary shares. Please see “Item 7. Major Shareholders and Related Party Transactions” for additional information regarding our relationship with Singapore Technologies and its affiliates.

(VII)	RISKS RELATED TO INVESTMENT IN A CORPORATION WITH INTERNATIONAL OPERATIONS

Economic conditions where our customers and their markets are located may have a negative impact on our revenue.

A significant portion of our revenue is derived from sales to customers whose semiconductors are used in products that are sold in the U.S., Taiwan, Japan, Europe and other countries in East and Southeast Asia. Our results of operations in the future could be negatively impacted if the economic environment in these countries deteriorates. For example, in 1998, many countries in Asia experienced considerable currency volatility and depreciation, high interest rates and declining asset values. As a result, there was a general decline in business and consumer spending and a decrease in economic growth as compared with prior years. Our results of operations in 1998 were affected by overall regional economic conditions because demand for semiconductor products generally rises as the overall level of economic activity increases and falls as activity decreases. In 2001, the semiconductor industry experienced its sharpest contraction on record as weakening global economic conditions contributed to a severe decline in the demand for electronic products that use semiconductors. The semiconductor industry recovery which began in late 2002 did not accelerate until the second half of 2003 due to weak global economies.

Terrorist attacks or a war could adversely affect our business, results of operations and financial condition.

Terrorist attacks, such as the attacks of September 11, 2001 in the United States and other acts of violence or war, have the potential to have a direct impact on our clients. To the extent that such attacks affect or involve the United States and any other places in which our customers’ markets are located, our business may be significantly impacted.

Further, the continued occupation of Iraq by the United States could result in unpredictable consequences on the economic conditions in the U.S. and the rest of the world. In addition, terrorist attacks or another war could adversely impact the transportation of our products, resulting in an adverse impact on our business, results of operations and financial condition and thereby could seriously harm our company.

Outbreak of an infectious disease or any other serious public health concerns in Asia (including Singapore) and elsewhere could adversely impact our business, results of operations and financial condition.

The outbreak of an infectious disease in Asia (including Singapore) and elsewhere, together with any resulting restrictions on travel or quarantines imposed, could have a negative impact on the economies, financial markets and business activities in countries in which our end markets are located and thereby adversely impact our revenue. Examples are the outbreak in 2003 of Severe Acute Respiratory Syndrome, or SARS, in East Asia and more recently, the outbreak of Avian Influenza, or Bird Flu, in Asia. While we took precautionary measures in response to the outbreak of SARS in 2003, we cannot assure you that any precautionary measures we may take against SARS or any other infectious diseases in the future would be effective. A future outbreak of an infectious disease or any other serious public health concern could seriously harm our company.

We operate internationally and are therefore affected by problems in other countries.

Our principal customers are located in the U.S., Taiwan, Japan and Europe and our principal vendors are located in the U.S., Japan, Taiwan, Korea and Europe. As a result, we are affected by economic and political conditions in those countries, including:

-	fluctuations in the values of currencies;

-	changes in labor conditions;

-	longer payment cycles;

-	greater difficulty in collecting accounts receivable;

-	burdens and costs of compliance with a variety of foreign laws;

-	political and economic instability;

-	increases in duties and taxation;

-	imposition of restrictions on currency conversion or the transfer of funds;

-	limitations on imports or exports;

-	expropriation of private enterprises; and

-	reversal of the current policies (including favorable tax and lending policies) encouraging foreign investment or foreign trade by our host countries.

The geographical distances between Asia, the Americas and Europe also create a number of logistical and communications challenges. Although we have not experienced any serious harm in connection with our international operations, we cannot assure you that such problems will not arise in the future.

Exchange rate fluctuations may increase our costs and capital expenditures, which could affect our operating results and financial position.

Our financial statements are prepared in U.S. dollars. Our net revenue is generally denominated in U.S. dollars and our operating expenses are generally incurred in U.S. dollars and Singapore dollars. Our capital expenditures are generally denominated in U.S. dollars, Euros, Singapore dollars and Japanese Yen. Although we hedge a portion of the resulting net foreign exchange position through the use of forward exchange contracts, we are still particularly affected by fluctuations in exchange rates between the U.S dollar and the above mentioned currencies. Any significant fluctuation in exchange rates may lead to an increase in our costs and capital expenditures, which could adversely affect our operating results and financial position.

We may be a passive foreign investment company.

Based on our asset composition and operations, we do not believe that we were a passive foreign investment company, or PFIC, during 2003. However, there can be no assurances that we will not be a PFIC in 2004 or in a later year. If, for example, the “passive income” earned by us exceeds 75% or more of our “gross income”, we will be a PFIC under the “income test”. In addition, we will be a PFIC under the “asset test” if at least 50% of the quarterly average value of our assets is attributable to assets that produce or are held to produce passive income. The determination of the value of our assets will be based in part on the market price of our ordinary shares and ADSs. Because we have historically held, and may continue to hold a substantial amount of passive assets, there is a substantial risk that we may be a PFIC in 2004 or in a later year. Passive income for the PFIC purposes includes, among other things, interest, dividends, royalties, rents and annuities. If we were to become a PFIC at any time during a U.S. person’s holding period, such U.S. person holding ordinary shares or ADSs would be required, if the “mark to market” election were not made, to pay an interest charge on certain distributions from us or upon a sale or other disposition of ordinary shares or ADSs and face other adverse tax consequences. Please see “Item 10. Additional Information — Taxation — U.S. Federal Taxation — PFIC Rules.” It is strongly urged that U.S. persons holding ordinary shares or ADSs consult their own tax advisers regarding the application of the PFIC rules.

Our public shareholders may have more difficulty protecting their interests than they would as shareholders of a U.S. corporation.

Our corporate affairs are governed by our Memorandum and Articles of Association and by the laws governing corporations incorporated in Singapore. The rights of our shareholders and the responsibilities of the members of our Board of Directors under Singapore law may be different from those applicable to a corporation incorporated in the U.S. Therefore, our public shareholders may have more difficulty in protecting their interests in connection with actions taken by our management, members of our Board of Directors or our controlling shareholder than they would as shareholders of a corporation incorporated in the U.S. For example, controlling shareholders in U.S. corporations are subject to fiduciary duties while controlling shareholders in Singapore corporations are not subject to such duties. Please see “Item 7. Major Shareholders and Related Party Transactions” for a discussion relating to our controlling shareholder, Singapore Technologies and its affiliates.

It may be difficult for you to enforce any judgment obtained in the United States against us or our affiliates.

Our company is incorporated under the laws of the Republic of Singapore. Many of our directors and senior management, and some of the experts named in this document, reside outside the U.S. In addition, virtually all of our assets and the assets of those persons are located outside the U.S. As a result, it may be difficult to enforce in or out of the U.S, any judgment obtained in the U.S. against us or any of these persons, including judgments based upon the civil liability provisions of the U.S. securities laws. In addition, in original actions brought in courts in jurisdictions located outside the U.S., it may be difficult for investors to enforce liabilities based on U.S. securities laws.

We have been advised by Allen & Gledhill, our Singapore legal counsel, that judgments of the U.S. courts based upon the civil liability provisions of the federal securities laws of the U.S. are not enforceable in Singapore courts. Allen & Gledhill has also advised us that there is doubt as to whether Singapore courts will enter judgments in original actions brought in Singapore courts based solely upon the civil liability provisions of the federal securities laws of the U.S.

Singapore law contains provisions that could discourage a takeover of our company.

The Singapore Code on Takeovers and Mergers contains certain provisions that may delay, deter or prevent a future takeover or change in control of our company. Any person acquiring an interest, either on his own or together with parties acting in concert with him, in 30% or more of our voting shares may be required to extend a takeover offer for our remaining voting shares in accordance with the Singapore Code on Takeovers and Mergers. A takeover offer is also required to be made if a person holding between 30% and 50% (both inclusive) of our voting shares (either on his own or together with parties acting in concert with him) acquires an additional 1% of our voting shares in any six month period. These provisions may discourage or prevent certain types of transactions involving an actual or threatened change of control of our company. Some of our shareholders, which may include you, may therefore be disadvantaged as a transaction of that kind might have allowed the sale of the shares at a price above the prevailing market price.

(VIII)	RISKS RELATED TO OUR SECURITIES AND OUR TRADING MARKET

The future sales of securities by our company or existing shareholders may hurt the price of our securities.

If we or our shareholders sell a large number of our securities in the public market, including sales under the shelf registration statement we filed on March 12, 2001, the trading price of such securities could decrease dramatically. Any perception that these sales could occur could also result in a dramatic decline in the trading price of our securities. These sales also might make it more difficult for us to sell securities in the future at a time and at a price that we deem appropriate. As of January 31, 2004, we had an aggregate of 2,505,518,801 ordinary shares outstanding (including ordinary shares represented by ADSs). Singapore Technologies through its affiliate owns 1,510,324,883 of our outstanding ordinary shares. All of our outstanding shares are freely tradable in Singapore and in the U.S. (in the form of ADSs), except that the shares owned by our affiliates, including Singapore Technologies, may only be sold in the U.S. if they are registered or if they qualify for an exemption from registration, including under Rule 144 under the Securities Act of 1933, or the Securities Act. On March 12, 2001, we filed a shelf registration statement registering $4,000,000,000 of securities, of which $1,791,000,000 relate to securities we may issue from time to time and $1,000,000,000 relates to ordinary shares that Singapore Technologies and ST Semiconductors, in the aggregate, may offer from time to time.

The market prices of our securities have been and may continue to be highly volatile.

The market prices of our securities have fluctuated widely and may continue to do so. For example, from our initial public offering in October 1999 through December 31, 2003, the trading price of our ADSs, adjusted for the October 2002 Rights Offering, has ranged from a high of $95.07 per ADS to a low of $3.48 per ADS. During the same period, the trading price of our ordinary shares, adjusted for the October 2002 Rights Offering, has ranged from a high of S$16.03 per ordinary share to a low of S$0.63 per ordinary share. Many factors could cause the market prices of our securities to rise and fall. Some of these factors include:

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

The financial markets in the U.S., Singapore and other countries have experienced significant price and volume fluctuations, and market prices of technology companies have been and continue to be extremely volatile. Volatility in the prices of our securities may be caused by factors outside of our control and may be unrelated or disproportionate to our operating results. In the past, following periods of volatility in the market price of a public company’s securities, securities class action litigation has often been instituted against that company. Such litigation could result in substantial costs and a diversion of our management’s attention and resources.

The Singapore securities market is relatively small and more volatile than the U.S. markets and may cause the market price of our securities to fluctuate.

The Singapore Exchange is relatively small and more volatile than stock exchanges in the U.S. and certain other European countries. As of December 31, 2003, there were 413 companies listed on the Main Board of the Singapore Exchange and the aggregate market capitalization of listed equity securities of these companies was approximately S$383.4 billion. For the year ended December 31, 2003, the average daily equity trading value on the Singapore Exchange (including shares traded on the CLOB International trading system) was approximately S$637.7 million, with an annualized aggregate trading value of approximately S$153.1 billion. The relatively small market capitalization of, and trading volume on, the Main Board of the Singapore Exchange may cause the market price of securities of listed companies, including our securities, to fluctuate in both the domestic and the international markets.

Your voting rights with respect to the ADSs are limited by the terms of the deposit agreement for the ADSs.

Holders may exercise voting rights with respect to the ordinary shares represented by ADSs only in accordance with the provisions of the deposit agreement relating to the ADSs. There are no provisions under Singapore law or under our Articles of Association that limit ADS holders’ ability to exercise their voting rights through the depositary with respect to the underlying ordinary shares. However, there are practical limitations upon the ability of ADS holders to exercise their voting rights due to the additional procedural steps involved in communicating with such holders. For example, our Articles of Association require us to notify our shareholders at least 14 days in advance of any annual general meeting unless a special resolution is to be passed at that meeting, in which case at least 21 days’ notice must be given. Our ordinary shareholders will receive notice directly from us and will be able to exercise their voting rights by either attending the meeting in person or voting by proxy.

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

We distributed in October 2002 and may, from time to time, distribute rights to our shareholders, including rights to acquire securities under the deposit agreement relating to the ADSs. The depositary will not offer rights to holders in any jurisdictions unless both the rights and the securities to which such rights relate are either exempt from registration under the applicable securities laws of such jurisdictions or are registered in accordance with the provisions of such laws. However, we are under no obligation to file a registration statement with respect to any such rights or underlying securities or to endeavor to cause such a registration statement to be declared effective. Accordingly, holders of our securities may be unable to participate in rights offerings by us and may experience dilution of their holdings as a result.

FORWARD-LOOKING STATEMENTS CONTAINED IN THIS DOCUMENT MAY NOT BE REALIZED

This document contains forward-looking statements, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements, including without limitation, statements relating to our return-to-profitability strategy with plans to enhance our growth potential and improve our cost structure; our position with respect to advanced technology and access to new customer and market opportunities; our ability to become a first source solutions provider; our enhanced position in advanced technologies and the opportunity for higher profit margins and increased customer and market diversification; our fab rationalization plan, including the adoption of a “borderless fab” approach; our capital, research and development expenditures in 2004; estimate of our gross profit in first quarter 2004; our sources of liquidity, cash flow, funding needs and financings; estimate of our capacity utilization rate, production capacity and production capacity mix; the equipping of our fabrication facilities and the expected production dates of Fab 7; our steps to strengthen our technology position by developing 90nm and 65nm technologies jointly with IBM and Infineon; the manufacture of 90nm SOI products for IBM in 2005; our near-term and long-term outlook in the foundry services market; the expansion of existing or establishment of new strategic partnerships and alliances and the establishment of a manufacturing presence outside Singapore with appropriate partners. These forward looking statements reflect our current views with respect to future events and financial performance, and are subject to certain risks and uncertainties, which could cause actual results to differ materially from historical results or those anticipated. Among the factors that could cause actual results to differ materially are: the successful implementation of our partnership, technology and supply alliances (including our joint development agreements with IBM and Infineon), changes in the market outlook and trends; the growth rate of fabless companies and the outsourcing strategy of integrated device manufacturers; the rate of the semiconductor market recovery; economic conditions in the United States as well as globally; customer demands, unforeseen delays or interruptions in our plans for our fabrication facilities (including Fab 7); the performance level of and technology mix in our fabrication facilities; our progress on leading edge products; access to or delays in technological advances or our development of process technologies, changes in capacity allocation in process technology mix, changes in our capacity plans, unavailability of materials, equipment, manpower, expertise and timely regulatory approvals; the availability of financings and the terms thereof; the continued occupation of Iraq and the possibility of another outbreak of SARS or any other infectious disease in Singapore as well as various parts of the world. Although we believe the expectations reflected in such forward-looking statements are based upon reasonable assumptions, we can give no assurance that our expectations will be attained. In addition to the foregoing factors, a description of certain other risks and uncertainties which cause actual results to differ materially can be found in “Item 3. Key Information — Risk Factors.” You are cautioned not to place undue reliance on these forward-looking statements, which reflect management’s current analysis of future events. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

ITEM 4.	INFORMATION ON OUR COMPANY

A.	HISTORY AND DEVELOPMENT OF OUR COMPANY

Chartered’s full legal name is Chartered Semiconductor Manufacturing Ltd. Chartered is a limited liability company incorporated in the Republic of Singapore in 1987. Our principal executive and registered offices are located at 60 Woodlands Industrial Park D, Street 2, Singapore 738406. Our telephone number is +65-6362 2838. Information pertaining to our company and our SEC filings are available on our website, www.charteredsemi.com. However, information contained in our Web site does not constitute a part of this document.
Our agent in the U.S. for the purpose of our securities filings is our subsidiary, Chartered Semiconductor Manufacturing, Inc., 1450 McCandless Drive, Milpitas, California 95035, telephone +1-408-941 1100.

In 1997, Chartered acquired equity interests in CSP and in SMP. For more information on this, please refer to “Item 4. Information On Our Company — Business Overview — Strategic Alliances”.

We have one significant subsidiary, CSP, a Singapore company incorporated in 1997 in which we have a 51% equity interest. For information on our other subsidiaries, please see “Item 4. Information On Our Company — Organizational Structure”.

Our principal capital expenditures for the fiscal years 2001, 2002 and 2003 comprised mainly of the purchase of semiconductor equipment for the equipping of fabs. Our capital expenditures amounted to $489.6 million in 2001, $419.5 million in 2002 and $220.8 million in 2003. We expect our aggregate capital expenditures in 2004 to be approximately $700 million. The majority of the expenditures in 2004 will be for Fab 7 with the balance primarily for capacity additions at leading-edge technologies in Fab 6. For more details on the amount spent on equipping Fab 7 as of December 31, 2003, see “Item 5. Operating and Financial Review and Prospects — Liquidity and Capital Resources”.

For the year 2003, our capital expenditures were financed mainly from borrowings under our existing credit facilities and cash balances. A more detailed discussion of credit facilities can be found under “Item 5. Operating and Financial Review and Prospects — Liquidity and Capital Resources”.

B.	BUSINESS OVERVIEW

DESCRIPTION OF BUSINESS

Chartered is one of the world’s leading semiconductor foundries. We provide comprehensive wafer fabrication services and technologies to semiconductor suppliers and systems companies. We focus on providing foundry services to customers that serve high-growth, technologically advanced applications, in the communication, computer and consumer applications.

We currently own, or have an interest in, five fabrication facilities, all of which are located in Singapore. Our sixth fab, Fab 7, will be developed as the company’s first 300-mm facility. Engineering wafer starts in Fab 7 are scheduled to begin in late third quarter of 2004 and pilot production is expected to commence in end 2004.

In February 2003, we announced our plans to phase out Fab 1, our only 150-mm fab, and consolidate its business into Fab 2 over an estimated 13 month transition period, with the aim of reducing our fixed cost base as well as consolidating all Singapore fab operations onto our main campus in Woodlands. The consolidation is progressing on schedule and production at Fab 1 is expected to cease by the end of March 2004.

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

Historically, the semiconductor industry was composed primarily of companies which designed and manufactured semiconductors in their own fabrication facilities. These companies are known as integrated device manufacturers, or IDMs. In the mid-1980s, fabless semiconductor companies, which focused on design and marketing and utilized external manufacturing capacity, began to emerge. Fabless companies initially relied on the excess capacity provided by IDMs. As the semiconductor industry continued to grow, fabless companies and IDMs began to seek reliable and dedicated sources of wafer fabrication services. This need is being met by the development of independent companies, known as foundries, that focus primarily on providing wafer fabrication services to semiconductor suppliers and systems companies.

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

According to recent industry research reports and company announcements, the cost of a state-of-the-art 300-mm fab is approximately $3 billion, which is approximately six times higher than the cost a decade ago. Today, only large and well-capitalized companies can support the substantial technology and investment requirements of building state-of-the-art fabs. In addition, for companies to justify the enormous cost of a new fab, a high level of capacity utilization is essential to ensure that fixed costs are fully absorbed. These trends have led to the rapid growth in demand in the recent years for advanced semiconductor manufacturing services provided by semiconductor foundries.

Foundry services are now utilized by nearly every major semiconductor company in the world. Historically, IDMs have used foundry services for their incremental manufacturing needs. Given the high cost of implementing 300-mm technology and the mounting pressure on them to improve profit margins and accelerate time-to-market, we expect IDMs to utilize foundries more extensively in the future for their core manufacturing needs.

THE REQUIREMENTS OF A FULL-SERVICE FOUNDRY

As demand for foundry services has grown, many semiconductor suppliers are seeking highly committed partners that meet their manufacturing technology requirements. These partners must be able to provide the following:

Systems Integration Expertise. Business and consumer demand for convergent solutions that perform multiple functions that classically were done by different individual devices has increased dramatically. Fueling this demand has been growth in the merging of data communications, telecommunications, wireless and consumer markets. This has resulted in greater demand for faster, smaller semiconductors that integrate an increasing number of functions onto a single device at a lower cost. This need for increased system-level integration requires semiconductor foundries to offer specialized expertise in a number of areas. These include the integration of logic, which processes data, and memory, which stores data, into a single device and mixed-signal technologies which translate data between analog and digital form. The foundry market has been asked to also provide and support access to third party intellectual property and design solutions as the customer base increasingly focuses on system-level expertise and passes on to its foundry more of the design and product implementation efforts.

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

Long-Term Relationships. As foundries become more integral to the overall manufacturing strategies of their customers, it has become increasingly important for foundries to form long-term relationships with them. Semiconductor suppliers and systems companies need assurance that their foundry suppliers will continue to provide sufficient advanced manufacturing capacity to keep pace with their customers’ growth, and develop and make available advanced process technologies capable of producing next-generation products. These relationships must be also flexible, allowing customers to respond to the variable nature of the semiconductor market.

Security. When using foundry services, semiconductor suppliers, systems companies and their partners entrust highly valuable and proprietary intellectual property to the foundries manufacturing their devices. These customers demand foundry partners who understand the importance of protecting intellectual property.

THE CHARTERED SOLUTION

Chartered is one of the world’s leading semiconductor foundries. We provide comprehensive wafer fabrication services and technologies to semiconductor suppliers and systems companies and enable seamless integration of the semiconductor design and manufacturing processes. By doing so, we enable our customers to bring high-performance, highly-integrated products to market rapidly and cost effectively.

Chartered’s partnership approach allows us to work with customers early on in the product definition stage, often sharing resources, knowledge and even physical assets, to jointly develop solutions, thus giving our partners the flexibility to adapt quickly to new market opportunities.

Chartered has developed an array of technologies and capabilities to drive converging applications. Our fabrication facilities support the leading-edge requirements for high-bandwidth, feature-rich wireless and wired applications. We have proven expertise in mixed signal and radio frequency complementary metal oxide silicon, or RF CMOS, enabling technologies essential to the convergence of computer, communication and consumer applications.

In order to augment our internal development efforts, we have entered into strategic alliances and technology alliances with leading semiconductor companies such as our strategic alliance with Agere in SMP and our technology alliances with IBM and Infineon. For more details on these strategic alliances and technology alliances, see “Item 4. Information On Our Company — Business Overview — Strategic Alliances — Silicon Manufacturing Partners” and “Item 4. Information On Our Company — Business Overview — Research and Development”.

We have established relationships with leading EDA, intellectual property and design services providers. Together we develop a process platform tailored to our customers’ needs and that is production-proven so as to facilitate first-pass success. We offer design solutions for a variety of applications and process nodes, giving customers valuable freedom of choice when it comes to EDA and intellectual property selection. Customers get early access to design rules and other important manufacturing specifications so that they can be incorporated into designs early. We have launched in September 2003, a Design Solutions Partner Alliance, or NanoAccess Alliance, specifically aimed at providing solutions to address the design challenges associated with advanced process technologies (90nm and below). The initial NanoAccess Alliance is comprised of fifteen of the world’s leading EDA, intellectual property and design service companies.

We launched our e-Business initiative in the second quarter of 2003 which we believe will provide our customers with improved information access, data exchange and e-Business functionality over the Internet. For more information on our e-Business initiative, please see “Item 4. Information On Our Company — Business Overview — Customer Service”.

We believe that Chartered is a trusted, customer-oriented service provider, and it takes a collaborative approach to the foundry industry. All of our manufacturing operations are located in Singapore, a politically and economically stable nation with laws that protect our customers’ proprietary technology.

BUSINESS STRATEGY

Our objective is to be a leading worldwide full-service provider of wafer foundry services to semiconductor suppliers and systems companies focused on high-growth applications that require a high degree of system-level integration. In February 2003, we also announced our aim to accelerate our return to profitability by putting in place strategies to enhance our growth potential and improve our cost structure. Key elements of our updated strategy include:

(a)	Improve Top-Line Growth By Targeting First Source Business While Continuing To Serve The Markets For Mature Technologies

Our ability to engage customers at increasingly advanced technologies, the strengthening of our technology roadmap resulting from our joint development agreements with IBM and Infineon, and the expansion of our third-party network of pre-qualified EDA, intellectual property and design services solutions, have allowed us to target substantially more “first source” business. “First source” business refers to being selected as the first manufacturing source for customers’ new product introductions and it typically commands higher prices and profit margins.

As mature technology products remain a growing and important part of Chartered’s business, we will also continue to focus on increasing our reach into mature markets. We place an emphasis on leveraging our capabilities in mixed-signal and RF CMOS processes with complete solutions for our niche technologies for products such as smart cards, RFID tags, display drivers and power management for mobile products.

(b)	Optimize Our Capacity Base

We aim to optimize our capacity base by rapidly expanding capability for advanced technologies, reducing excess capacity at mature technology nodes and adopting a “borderless fab” approach targeted at improving asset utilization and increasing flexibility and scalability across all our fabs.

Advanced Technologies. As part of our plan to expand our capability for advanced technologies, we intend to expand our production capacity for 0.18um and smaller geometry technology to meet the anticipated needs of our customers. Although our plans may change in the future depending on market demand and our customers’ requirements, we intend to increase production capacity for 0.18um and smaller geometry products by approximately 125% between 2002 and 2004, and to do so while essentially holding our total capacity base flat. Slightly over one-half of this increase was completed in 2003. We believe that increasing our foundry capacity in smaller or advanced process geometry technology will allow us to take advantage of the market opportunities opening up to Chartered as a result of the rapid technology progress we have made in recent years.

Mature Technologies. We intend to utilize our capacity for mature technologies by developing niche technologies, targeting strategic partnerships for volume production and working towards establishing a manufacturing presence in China with appropriate partners to leverage on our equipment assets, technology and expertise in mature processes. With the aim of reducing our fixed cost base, we announced in February 2003 that we will be phasing out Fab 1 (our only 150-mm fab) and consolidating its business into Fab 2 on the main campus in Woodlands. The consolidation process is progressing on schedule and production at Fab 1 is expected to cease by the end of March 2004.

(c)	Focus On Solutions That Support The Growing Trend Of Product Convergence

We are focused on providing foundry services to customers that serve high-growth convergence applications which require a high degree of functional integration. These customers compete based on differentiated products, rapid time-to-market and device performance, as opposed to suppliers of less complex commodity semiconductor products, which compete primarily on price and manufacturing capacity. Many of our customers use our custom solution of technology and services to manufacture their products for applications such as cable modems, wireless, office automation products and consumer connectivity products.

(d)	Provide A Complete Range Of Services

We are continuing to expand our range of services so that we can effectively meet our customers’ evolving needs. Our goal is to seamlessly integrate the design and manufacturing process with a wide array of services, tools and technologies. The services we currently make available to our customers, in conjunction with our partners, include a number of EDA design tools, design libraries, third party intellectual property and process technologies that have been validated for our manufacturing process. We also offer our customers full turnkey services which include wafer fabrication, assembly and test.

(e)	Offer Leading Process Technology

We intend to continually expand our portfolio of process technologies in line with our customers’ requirements for timing and performance for use with their products. The schedule and first level definition of the new process technologies being developed, and to be developed, are provided by our technology roadmaps. The current roadmaps cover the 2003 through 2005 period, and the baseline technologies for logic, mixed signal, RF CMOS and BiCMOS, embedded electrically erasable programmable read-only devices or embedded EEPROM and HVCMOS. All of these technologies are built on the logic foundation, using plug-in modules to extend the capability of the combined logic and modules. The plug-in module approach allows for the reuse of design libraries with the addition of the modules, since the logic transistor and other electrical device characteristics remain unchanged from those produced with the logic processes.

The current development programs for logic are directed to 90nm and 65nm technology nodes. For 0.13um logic, production capability for the nominal devices has been in production since the first quarter of 2003. We have converged our 90nm development program with the joint development that we engaged in with IBM in November 2002. The IBM joint development agreement is designed to provide customers with greater access to leading-edge semiconductor technologies and sourcing flexibility. In addition, IBM also licensed to us under the Copper/Related FEOL Technology License Agreement, certain know-how and skills relating to certain copper back end of line and related front end of line techniques. Please see “Item 19. Exhibits — Exhibit 4.37”.

In August 2003, we extended the IBM joint development agreement to include Infineon. Under the agreement, IBM, Infineon and Chartered are jointly developing a common advanced foundry manufacturing process technology at 65nm, as well as variants tuned for high performance and low power. Please see “Item 4. Information On Our Company — Business Overview — Research and Development” for more details on this joint development agreement.

In the case of mixed signal technologies, which employ additional devices such as metal-insulator-metal capacitors and poly silicon resistors that must be characterized for mixed-signal operation, timing typically follows the introduction of the logic development schedule. For RF CMOS, still more devices such as inductors and varactors must be developed and characterized and modeled. This process builds on the mixed signal and the logic processes, and is generally expected to be ready for pilot production within six months after the logic process becomes available. BiCMOS, which integrates bipolar transistors with the CMOS and selected modules from mixed signal and RF CMOS, comes to pilot production later. In September 2002, we strengthened our position in RF and mixed signal technology by entering into a collaboration agreement with Interuniversitair Micro-Elektronic Centrum vzw, or IMEC, Europe’s leading independent research and development center for microelectronics, relating to 0.18um silicon germanium (SiGe) BiCMOS. The 0.18um SiGe BiCMOS process transfer from IMEC to us was completed on schedule in 2003.

The availability of logic, mixed-signal RFCMOS, BiCMOS, SiGe and embedded memories technologies enables us to provide process solutions essential to the convergence of computer, communication and consumer applications.

(f)	Enhance And Expand Alliances

We intend to leverage and expand our existing alliances and to establish new alliances with leading companies that offer complementary technologies, products and services. We believe that our alliances with semiconductor technology leaders and providers of design tools, intellectual property, design services and assembly and test services have given us access to select leading-edge system technologies. These alliances have also enhanced our development efforts and have the potential to increase our fab utilization rates. We also believe that by establishing these alliances and working closely with leading companies who are also existing or future customers, such as Agere Systems, IBM and Infineon, we are better positioned to win future business with them.

In August 2003, we entered into an arrangement with CSMC Technologies Corporation, or CSMC, a leading 150mm Chinese integrated circuit (IC) foundry services company for equipment sale, technology licensing, operational assistance and customer referral. We have commenced transfer of our proven 150mm technologies which will be used to serve the China market and other customers globally with specific mature technology requirements.

MANUFACTURING FACILITIES

As of December 31, 2003, we own or have an interest in five fabs, all of which are located in Singapore. Fabs 1, 2 and 3 are wholly-owned and operated by our company. We do not have a Fab 4. Fab 5 is owned and operated by SMP, our joint venture company with Agere Systems Singapore Pte Ltd, a subsidiary of Agere Systems Inc. Fab 6 is owned and operated by CSP, our joint venture company with Agilent Technologies Europe B.V., EDB Investments and Singapex Investments Pte Ltd, a wholly owned subsidiary of Singapore Technologies.

In February 2003, we announced our plans to phase out Fab 1, our only 150-mm fab, and consolidate its business into Fab 2 over an estimated 13 month transition period, with the aim of reducing our fixed cost base as well as consolidating all Singapore fab operations onto our main campus in Woodlands. The consolidation is progressing on schedule and production at Fab 1 is expected to cease by the end of March 2004.

Our sixth fab, Fab 7, will be developed as the company’s first 300-mm facility. Engineering wafer starts in Fab 7 are scheduled to begin in late third quarter of 2004 and pilot production is expected to commence in end 2004. Fab 7 is wholly owned and operated by our company.

Our fab capacity plans have been updated consistent with our company’s efforts to better align manufacturing capability with our growing market opportunities in advanced technologies. The following table reflects our wafer capacity figures as of December 31, 2003 for each of our fabs and the fab of our equity-method joint venture company, SMP (Fab 5). The information in this table does not reflect the changes arising from the on-going consolidation of Fab 1’s business into Fab 2.

	Fab 1(1)	Fab 2	Fab 3	Fab 5 (SMP)(2)	Fab 6 (CSP)(2)	Fab 7

Production commenced	1989	1995	1997	1999	2000	2005(3)

Current capacity(4)	26,000 wafers	42,000 wafers	19,500 wafers	20,000 wafers	20,000 wafers	—
	per month(5)	per month	per month	per month	per month

Estimated full capacity(6)	26,000 wafers	42,000 wafers	22,000 wafers	20,000 wafers	30,000 wafers	30,000 wafers
	per month(5)	per month	per month	per month	per month	per month(7)

Wafer size	Six-inch	Eight-inch	Eight-inch	Eight-inch	Eight-inch	Twelve-inch
	(150-mm)	(200-mm)	(200-mm)	(200-mm)	(200-mm)	(300-mm)

Process Technologies	1.2 to 0.5um	0.6 to 0.3um(8)	0.35 to	0.25 to	0.25 to	0.13um, 90nm and
			0.18um (8)	0.13um(8)	0.11um (8)	smaller process
geometry technology(8)

	Fab 1(1)	Fab 2	Fab 3	Fab 5 (SMP)(2)	Fab 6 (CSP)(2)	Fab 7

Manufacturing Technologies(9)	Digital; Mixed Signal; ROM; EEPROM; HVCMOS; BiCMOS	Digital; Mixed Signal; RF CMOS; SRAM; Flash Memory; HVCMOS; EEPROM; DMOS; BiCMOS, BiPolar; OTP	Digital; Mixed Signal; RF CMOS; SRAM; ROM	Digital; RF CMOS; BiCMOS Mixed Signal; eSRAM	High performance, high-density CMOS; high density SRAM Mixed Signal; RF CMOS	Digital; high-density SRAM; RF CMOS; Mixed Signal; SOI

Clean room	34,000 sq. ft	109,000 sq. ft.	81,000 sq. ft.	96,540 sq. ft.	123,000 sq. ft.	170,000 sq. ft
	Class 10; 10,000	Class-1 SMIF(10)	Class-1 SMIF(10)	Class-1 SMIF(10)	Class-1 SMIF(10)	Class-1 SMIF(10)
sq. ft. Class-1
SMIF(10)

(1)	In February 2003, we announced our plans to phase out Fab 1 and production at Fab 1 is expected to cease by the end of March 2004.

(2)	With respect to Fab 5 and Fab 6, the information includes capacity of our strategic partners.

(3)	Engineering wafer starts are scheduled to begin in late third quarter of 2004 and pilot production is expected to commence in end 2004.

(4)	Current capacity is the production output capability based on current process technology mix using the installed set of equipment in the fab as of December 31, 2003.

(5)	Equivalent to 14,625 eight-inch wafers per month. A conversion rate of 0.5625 is utilized in determining the number of eight-inch equivalent wafers to that of six-inch wafers.

(6)	Estimated full capacity is the production output capability based on our current and anticipated process technology mix, which may vary. Unlike current capacity which is computed based on the currently installed set of equipment in the fab, estimated full capacity assumes that the fab is fully utilized to its maximum capacity, based on planned equipment additions and anticipated technology mix. Our projections of estimated full capacity have varied from previous projections in terms of number of wafers because of revisions to our earlier plans, including changes to our capacity expansion plans and capacity allocation in process technology mix. Such changes reflect developments in market conditions and demand.

(7)	Equivalent to 67,500 eight-inch wafers per month. A conversion rate of 2.25 is utilized in determining the number of eight-inch equivalent wafers to that of twelve-inch wafers.

(8)	Some of these manufacturing processes are preliminary and their successful implementation depends on various factors, including our ability to achieve advances in process technology or to obtain access to advanced process technology developed by others, or in the case of our 0.18um capability in Fab 3, our ability to leverage on certain tool capacities in SMP. These fabs can be retrofitted to achieve smaller geometries than those shown above.

(9)	Some of these manufacturing technologies are preliminary and their successful implementation depends on various factors, including our ability to achieve advances in manufacturing technology or to obtain access to advanced manufacturing technology developed by others. ROMs are read-only memory devices. EEPROMs are electrically erasable programmable read-only memory devices. SRAMs are static random access memory devices. eSRAMs are embedded static random access memory devices. CMOS means complementary metal oxide silicon. RF CMOS means radio frequency complementary metal oxide silicon. BiCMOS means bipolar complementary metal oxide silicon. HVCMOS refers to high voltage complementary metal oxide silicon. DMOS refers to double diffused vertical MOSFET. OTP refers to one time programmable memory. SOI means silicon on insulator.

(10)	Class 10 is a measurement of air cleanliness in which the amount of particles is controlled to no more than 10 particles at 0.5 micron per cubic foot of air. Class 1 is a measurement of air cleanliness in which the amount of particles is controlled to no more that 1 particle at 0.5 micron per cubic foot of air. SMIF means standard mechanical interface.

All our production fabs generally operate 24 hours per day, 7 days per week. The only exceptions are where scheduled maintenance requires a facility shut-down, or in periods of weak demand where we idle fabs that are not required to meet manufacturing schedules to reduce certain operating costs, as was the case from time to time in 2001 and 2002 and as may be the case in the future, depending on customer demand. Regular maintenance is otherwise performed concurrently with production. Whether we choose to carry out scheduled maintenance requiring a facility shut-down or regular maintenance performed concurrently with production depends on which is more appropriate at any given time, having regard to minimizing disruption to our production schedule.

The following table sets forth information regarding the total wafer output by each of our fabs, the fab of our equity-method joint venture company, SMP, and the fab of our subsidiary, CSP, during the past five years:

	Total Output(1) (in thousands)

Fab	1999	2000	2001	2002	2003

Fab 1(2)	181	180	96	97	121
Fab 2	419	524	168	149	247
Fab 3	96	210	113	94	134
Fab 5 (SMP)(3)(4)	—	73	7	28	116
Fab 6 (CSP)(3)	—	13	14	77	104

(1)	Total output of revenue generating eight-inch equivalent wafers.

(2)	Includes output of terminated print-head business for year 1999.

(3)	Fab 5 commenced production in 1999 and Fab 6 commenced production in 2000.

(4)	Includes only Chartered’s output.

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

Our production facilities in Singapore, Fabs 1, 2, 3, 5 and 6 have been certified by a third party certification body to QS 9000, an internationally recognized quality standard and in May 2003, Fabs 2, 3, 5 and 6 were certified to the more exacting ISO 9000:2000 standard. These standards include the requirement for continuous improvement, emphasizing on defect prevention, variation reduction and reduction of waste in the supply chain. The certification processes involve periodically subjecting production processes and quality management systems to stringent third-party review and verification. Our customers often look to QS 9000 and ISO 9000 certification as a threshold indication of our quality control standards. In the near future, we plan to move to the TS 16949 standard that will replace QS 9000 in 2005.

Our company has adopted the Six Sigma program, a well-recognized method of making breakthrough improvements in business processes and solving chronic problems. Our strategy is to use the Six Sigma method to give a structured and rigorous approach to improvements across the whole organization. Following the completion of the pilot project, we have put more people through in-depth training to create a critical mass of “Black-Belts”, experts in the use of Six Sigma tools and methods. The deployment continues to spread to the wider engineering population with Green Belt training.

STRATEGIC ALLIANCES

Chartered Silicon Partners

Our subsidiary, Chartered Silicon Partners Pte Ltd, or CSP, was established in March 1997 and is a joint venture between Chartered (51%), EDB Investments Pte Ltd, or EDB Investments (26.5%), Agilent Technologies Europe B.V. (15%) (previously Hewlett-Packard Europe B.V.), and Singapex Investments Pte Ltd, or Singapex (7.5%).

CSP owns and operates Fab 6. Pursuant to a cost sharing agreement, we perform certain management and corporate support activities for the benefit of CSP including accounting, financial, sales and marketing. Under this agreement, CSP is allocated a portion of our costs in performing such activities.

From March 1997 until October 2001, we, Agilent Technologies Europe B.V. and EDB Investments had a 51%, 30% and 19% equity interest in CSP, respectively. The ownership was restructured in October 2001 when Agilent Technologies Europe B.V. sold one-half of its 30% share in CSP to Singapex and EDB Investments, in equal proportion, resulting in Chartered, EDB Investments, Agilent Technologies Europe B.V. and Singapex owning 51%, 26.5%, 15% and 7.5% equity interest in CSP, respectively. Agilent Technologies Europe B.V. has a 2 year option from October 2002 to reacquire the ownership interest that was sold.

We and Agilent Technologies, Inc. contributed the process technologies needed by CSP. Such process technologies are licensed to CSP for its own use and CSP cannot sub-license them to others. We also cross-license the rights to use such technologies to one another. These cross-licenses allow our respective companies to use the process technologies and related intellectual property licensed to CSP in our respective manufacturing facilities for our general businesses even if such are not related to CSP. Agilent Technologies, Inc. has ceased its technology development for technology nodes beyond 0.25um, and as such, Agilent Technologies, Inc. will cease to contribute any process technologies involving these technology nodes to CSP and CSP will instead rely solely on the process technologies contributed by our company.

Pursuant to our joint venture agreement, the CSP alliance will continue indefinitely so long as there are two or more parties to the alliance. Before any transfer of an interest in CSP can occur, the non-transferring parties may exercise a right of first refusal with respect to the interests proposed to be transferred. Upon a serious, uncured default, the non-defaulting parties have the right to purchase all of the defaulting party’s interest for fair value, as defined in the agreement. Upon a change of control of a party, the other parties have the right to purchase, at fair value, all of such party’s interest.

The reduction in Agilent Technologies Europe B.V.’s ownership in CSP in 2001 also had an impact on Agilent Technologies, Inc.’s obligation to purchase a minimum number of wafers per year and rights to purchase a maximum number of wafers per year from CSP. This reduction automatically resulted in a reduction in Agilent Technologies, Inc.’s maximum capacity entitlement and in the financial obligation associated with its minimum wafer purchase commitment requirement. However, if Agilent Technologies Europe B.V. exercises its option to reacquire the ownership interest, such reacquisition will also lead to an increase in the related capacity entitlement and purchase requirement.

With the reduction of Agilent Technologies Europe B.V.’s ownership in CSP in 2001, the parties also agreed that directors appointed by Agilent Technologies Europe B.V. would no longer have voting rights although they would still remain on CSP’s Board of Directors and retain all their other existing rights and obligations. In addition, Agilent Technologies Europe B.V. is no longer a member of CSP’s management committee. CSP’s Board of Directors comprises eight directors. As long as we own more than 50% of CSP, we can elect four of the directors. Agilent Technologies Europe B.V. can elect two directors as long as it owns at least 15% of CSP, EDB Investments can elect one director as long as it holds any ownership interest in CSP and Singapex can elect one director as long as it holds 7.5% of CSP.

U.S. GAAP generally requires consolidation of all majority owned (greater than 50%) subsidiaries. CSP is a consolidated subsidiary. Due to cumulative losses, CSP’s financial position moved to a capital deficit as of the first quarter of 2003, thereby requiring us to recognize 100% of CSP’s losses (and profits) from that point forward and until such time as CSP’s financial position reverts to a capital surplus.

Silicon Manufacturing Partners

In December 1997, we entered into the SMP strategic alliance with Lucent Technologies Microelectronics Pte Ltd, or Lucent Technologies Microelectronics, now known as Agere Systems Singapore Pte Ltd, or Agere Systems Singapore, relating to the joint venture ownership of Fab 5.

Agere Systems Singapore has a 51% equity interest in SMP and we have a 49% equity interest. SMP’s Board of Directors comprises five directors, three of which are elected by Agere Systems Singapore and two of which are elected by us. We also nominate the chairman of the Board of Directors and the general manager, while Agere Systems Singapore names the finance director.

Pursuant to an assured supply and demand agreement that both the joint venture partners signed with SMP, we are each required to purchase a specified percentage of Fab 5’s output. However, if one party does not purchase its share of wafers, the other party is entitled to utilize that unused capacity. In the event such other party does not utilize the unused capacity, the party who does not purchase its entitlement will be required to compensate SMP for any unrecovered costs it incurs in connection with such unused capacity. Under the assured supply and demand agreement mentioned above, there was no allocated wafer capacity billable to us for 2003.

Pursuant to our agreement, the SMP strategic alliance continues indefinitely until it is terminated by written notice from or by either party. Neither party may give such written notice of termination prior to February 2006, and the termination of the alliance will take effect two years from the date of such termination notice. In addition, the parties may only transfer their interests to their respective affiliates. Upon our dissolution, winding up or liquidation, Agere Systems Singapore can purchase all of our interests in SMP for fair value, as defined in the agreement. Upon our serious, uncured breach, Agere Systems Singapore has the right to sell all of its interest in SMP to us at the higher of fair value or the value of its interest based on SMP’s net book value, as defined in the agreement. Upon Agere Systems Singapore’s dissolution, winding up or liquidation, we have the right to purchase all of its interest in SMP for fair value. Upon Agere Systems Singapore’s serious, uncured breach, we have the right to purchase all of its interest in SMP at 90% of fair value. Upon a change of control of a party, the other party has the right to purchase, at fair value, all of such party’s interest in SMP.

Pursuant to a cost sharing agreement, we perform certain management and corporate support activities for the benefit of SMP including accounting, financial and human resources. Under this agreement, SMP is allocated a portion of our costs in performing such activities.

We and Agere Systems Singapore contribute the process technologies needed by SMP. Such process technologies are licensed to SMP for its own use and SMP cannot sublicense them to others. The licensed technologies are categorized as restricted and unrestricted technologies. We and Agere Systems Singapore also cross-license the unrestricted technologies to one another. These cross-licenses allow our respective companies and subsidiaries to use certain process technologies and related intellectual property licensed to SMP in our respective manufacturing facilities for our general businesses even if such uses are not related to SMP. We do not cross-license the restricted technologies with one another, which means that only SMP can use such restricted process technologies and intellectual property.

SMP owns and operates Fab 5, which is adjacent to our Fab 3 building. SMP owns the equipment used in Fab 5 and leases the space for Fab 5 from us. With effect from October 2001, we together with Agere Systems Singapore agreed to run Fab 5 and Fab 3 as one integrated operation, while retaining the existing ownership and corporate structure of SMP. The fabs shared a single shell but had two separate administrative structures prior to their operational integration. By implementing this change, we and Agere Systems Singapore are able to free up key technical resources and also provide enhanced flexibility and better utilization of the combined equipment base.

We account for our 49% investment in SMP using the equity method. Under the strategic alliance agreement, the parties do not share SMP’s net results in the same ratio as the equity holding. Instead, each party is entitled to the gross profits from sales to the customers that it directs to SMP, after deducting its share of the overhead costs of SMP. Accordingly, we account for our due share of SMP’s net results based on the gross sales to the customers that we direct to SMP, after deducting our 49% share of the overhead costs.

OVERVIEW OF WAFER FABRICATION SERVICES

Wafer fabrication is an intricate process that requires many distinct steps. Each step in the manufacturing process must be completed with extreme accuracy in order for finished semiconductor devices to work as intended. The processes required to take raw wafers and turn them into finished semiconductor devices are accomplished through a series of steps that can be summarized as follows:

Pre-fabrication services

Circuit Design. Producing a semiconductor device involves designing the layout of its components and designating the interconnections between each component. The result is a pattern of components and connections that defines the function of the semiconductor device. In highly complex circuits, there may be more than 35 layers of electronic patterns.

We do not design semiconductor devices for our customers. If requested, we assist our customers in the design process by providing them with access to our partners’ EDA tools, design libraries and intellectual property and design services which are proven and have been qualified for our manufacturing processes. Our field engineers assist our customers during the development process to ensure that their designs can be successfully manufactured in volume.

Mask Making. The design for each layer of a semiconductor wafer is imprinted on a photographic negative, called a mask. The mask is the blueprint for each specific layer of the semiconductor wafer. We do not manufacture masks for our customers but provide a service through third party mask shops.

Wafer fabrication

Wafer Manufacturing. Transistors and other circuit elements comprising a semiconductor device are formed by repeating a series of processes in which a photosensitive material is deposited on the wafer and exposed to light through a mask. The unwanted material is then etched away, leaving only the desired circuit pattern on the wafer. This process is repeated for each mask layer. The final step in the wafer fabrication process is to visually and electronically inspect each individual semiconductor device, known as wafer probe, in order to identify the operable semiconductor devices for assembly.

We manufacture semiconductors using CMOS and BiCMOS processes. CMOS is the most widely used process technology because it requires lower power than other technologies and allows dense placement of components onto a single semiconductor device. The low power consumption and high-density characteristics of the CMOS process allow the continued development of high performance semiconductor devices that are smaller and faster. BiCMOS process technology combines bipolar’s attribute of high speed with the high density and low power consumption of CMOS. We use CMOS or a combination of CMOS and BiCMOS for the fabrication of logic, mixed-signal and memory semiconductor wafers.

We manufacture a variety of semiconductor wafers for a full range of end market applications including communication, computing, and consumer electronics. Examples of the types of semiconductors we manufacture are as follows:

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

Memory. Memory devices store data and can be manufactured as stand-alone devices or embedded in system semiconductor devices, which combine a number of functions, such as logic and memory components. We manufacture stand-alone memory devices including EPROM, EEPROM, ROM, SRAM and Flash memory and embedded memory including eSRAM, eEEPROM, and eFLASH (embedded memory that can be erased in a flash) memories. For more information on what these mean, please see “Item 4. Information On Our Company — Business Overview — Manufacturing Facilities”. Memory is used in a range of products from computers and mobile phones to “smart” chip cards.

Wafer Probe. We provide all aspects of the wafer fabrication process except for wafer probe, which, if requested by the customer, is outsourced to a qualified third party. All steps in the wafer manufacturing process are controlled by our computer-integrated manufacturing, or CIM, system. The CIM system allows us to monitor equipment performance, wafer processing steps, and the wafers themselves throughout the fabrication process.

Other services

Assembly and Test. After fabrication and wafer probe, the wafers are transferred to assembly and test facilities. The assembly process protects the semiconductor device, facilitates its integration into electronic systems and enables the dissipation of heat. Following assembly, each semiconductor device’s functionality, voltage, current and timing are tested. After testing, the completed semiconductor device is either shipped to the semiconductor device supplier or directly to its final destination.

Although we are an independent foundry specializing in wafer fabrication, we offer our customers the option to purchase from us finished semiconductor products that have been assembled and tested (turnkey services). When requested by the customer, we outsource assembly and testing of the fabricated semiconductor devices. Alternatively, our customers may directly arrange with assembly and test facilities for these services. Testing includes wafer probe and final testing of assembled semiconductor devices. After final testing, the semiconductor devices are returned to the customer or drop-shipped according to our customers’ specifications.

CUSTOMERS AND MARKETS

We manufactured semiconductors for over 100 different active customers in 2003. Our top five customers accounted for approximately 53.1% and 41.5% of our revenue in 2002 and 2003, respectively. In 2002, Agilent, Motorola and Broadcom each accounted for more than 10% of our revenue. However, in 2003, only Broadcom accounted for more than 10% of our revenue.

The following table sets forth our top five customers for 2003 in order of revenue:

CUSTOMER	REPRESENTATIVE PRODUCTS OR APPLICATIONS

Broadcom	LAN switches/routers and ethernet transceivers, cable modem and set-top boxes
Agilent Technologies	Computer peripherals, mobile phone handsets and networking products
Mediatek	Optical Storage and DVD players/recorders
Motorola	Wired and wireless communications
ST Microelectronics	Mobile phones and set-top box

We categorize a sale geographically based on the country in which the customer is headquartered. The following table sets forth the geographical distribution of our net revenues for the periods indicated:

By Percentage:

	2001	2002	2003

Americas	67%	71%	64%
Europe	9%	8%	13%
Asia-Pacific	18%	11%	18%
Japan	6%	10%	5%

Total	100%	100%	100%

By $ (in thousands):

	2001	2002	2003

Americas	$308,093	$317,218	$353,921
Europe	41,958	38,643	72,249
Asia-Pacific
- Singapore	449	485	871
- Others	84,671	48,928	100,071
Japan	27,485	43,967	24,799

Total	$462,656	$449,241	$551,911

We expect that the majority of our sales will continue to be made to companies headquartered in the U.S. or to overseas affiliates of U.S. companies. All of our sales are direct sales to our customers with delivery in Singapore. We provide customer support in the U.S. through a wholly-owned subsidiary located in Milpitas, California which has additional offices in Boston, Massachusetts and Austin, Texas. We also maintain customer support offices in Hsin-Chu, Taiwan; Yokohama, Japan; Paris, France; London, United Kingdom; Munich, Germany and Shanghai, China.

Our customers generally do not place their purchase orders far in advance. As a result, we do not typically operate with any significant backlog.

We currently allocate a portion of our wafer manufacturing capacity to certain customers under several types of agreements.

CUSTOMER SERVICE

We focus on providing a high level of customer service in order to attract customers and maintain their on-going loyalty. Our culture emphasizes responsiveness to customer needs, flexibility and delivery accuracy. In particular, in the area of flexibility, we work closely with customers to understand their needs and collaborate with them to deliver a solution that is customized to address their requirements. Our customer-oriented and collaborative approach is especially evident in two prime functional areas of customer interaction, customer design development and manufacturing services.

We emphasize very close interaction with customers throughout the design development and prototyping process. We provide for an account manager to be assigned early in the design development process who coordinates an account team composed of marketing, EDA, silicon engineering, third-party partner and customer service/logistical support. The account team is supported by additional marketing and customer engineering staff in Singapore.

After the design moves into manufacturing production, on-going customer support is provided through all phases of the manufacturing process. The account manager teams with a dedicated customer service representative, along with marketing and customer engineering support teams at the factory.

The Chartered On Line Access System is our e-Business platform that provides our customers with secure access via the Internet to design and manufacturing data. We launched our e-Business initiative in the second quarter of 2003 which we believe will provide our customers with improved information access, data exchange and e-Business functionality over the internet. Concurrently, we continue to be an advocate of RosettaNet open standards for communication across the supply chain. In 2003, we doubled the number of partners with whom we have successfully set up RosettaNet B2B connectivity. We also continue to build customer-specific communication channels to achieve closer contact with, and provide better service to, our customers.

RESEARCH AND DEVELOPMENT

The semiconductor industry is characterized by rapid and relentless technical advances. We believe effective research and development is essential to our success, as that research and development spawns the leading-edge technologies that are critical to attracting and retaining customers who design highly sophisticated semiconductors. In 2001 and 2002, we invested $82.9 million and $95.3 million, respectively, in research and development. Those investments represented 17.9% and 21.2% of our net revenue for the respective periods. In 2003, our research and development expenditures, including our share of expenses related to the IBM joint-development agreement, were $124.5 million, or 22.6% of our net revenue for the year. As of December 31, 2003, we employed 225 professionals in our research and development department, 37 of whom have PhDs.

Our investment in research and development allows us to continue developing new and advanced processes down to the 65nm technology node. The research and development programs are structured to ensure that our baseline manufacturing processes accommodate new technology modules that are the heart of highly differentiated system-level applications.

Periodically, we update our technology roadmap based on industry trends, expected customer adoption of the technology and our internal development plans.

Our technology alliances with leading semiconductor suppliers contribute to our development of new process technologies. In November 2002, we entered into a multi-year joint development agreement with IBM designed to provide customers with greater access to leading-edge semiconductor technologies and sourcing flexibility. Under the agreement, the parties are jointly developing and aligning on 90nm and 65nm logic processes for foundry chip production on 300-mm silicon wafers. Additionally, the parties may explore an extension to the agreement to include 45nm technologies. To assist foundry customers in designing with these technologies,

IBM and Chartered have also agreed to work together with third-party providers of design enablement and open-standard formats to help customers more easily move their products between the two companies for production. Our agreement with IBM also includes a reciprocal manufacturing arrangement between the parties.

In August 2003, we extended the IBM joint development agreement to include Infineon. Under the agreement, IBM, Infineon and Chartered are jointly developing a common advanced foundry manufacturing process technology at 65nm, as well as variants tuned for high performance and low power (See “Item 19. Exhibits — Exhibit 4.41”). Additionally, the parties may explore an extension to the agreement to include 45nm technology.

We have received research grants from various agencies of the Government of Singapore. These grants provide funding for a portion of our research and development related capital expenditures, for the training and staffing costs associated with some of our process technology development programs and to implement cost-effective solutions to meet our power quality needs. $8.1 million of such grants were disbursed to us in 2003. The grants are disbursed based on the amount of expenditures incurred and achievement of program milestones. The main conditions attached to the grants are the completion of the project to which the grant relates and the certification of the qualifying costs incurred.

EQUIPMENT AND MATERIALS

We depend on a limited number of manufacturers that make and sell the complex equipment that we use in our manufacturing processes. The principal pieces of equipment we use to manufacture semiconductors are scanners, steppers, tracks, etchers, furnaces, wet stations and implanters and sputtering, chemical vapor deposition and chemical mechanical planarization equipment. In periods of high market demand, the lead times from order to delivery of some of such equipment can extend beyond 12 months. We seek to manage this process through early reservation of appropriate delivery slots and constant communication with our suppliers.

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

As of December 31, 2003, we had filed an aggregate of 1,834 patent applications worldwide, (930 of which had been filed in the U.S.) and held an aggregate of 859 issued patents worldwide (615 of which are issued U.S. patents). Of the 930 aggregate applications filed in the U.S., 615 had been issued as of December 31, 2003 and 27 had been allowed but not issued. Those 27 allowed patents will be issued if and when we pay the applicable issuance fee. (Note: References to aggregate figures include not only the figures for the year itself but figures for previous years as well. Accordingly, if an aggregate of 1,834 patent applications have been filed as of December 31, 2003, these include not only the patent applications filed in 2003 but all patent applications previously filed by the company.)

Our issued patents have expiration dates ranging from 2011 to 2023. All of the allowed and pending patents will expire after 2023. We have also entered into various patent licenses and cross-licenses with major semiconductor companies. We may choose to renew our present licenses or to obtain additional technology licenses in the future. There can be no assurance that any such licenses could be obtained on commercially reasonable terms.

Our ability to compete also depends on our ability to operate without infringing the proprietary rights of others. The semiconductor industry is generally characterized by frequent litigation regarding patent and other intellectual property rights. We have from time to time received communications from third parties asserting patents that cover certain of our technologies and alleging infringement of certain intellectual property rights of others. We expect that we will receive similar communications in the future. Irrespective of the validity or the successful assertion of such claims, we could incur significant costs and devote significant management resources to the defense of these claims which could seriously harm our company. There is no such material litigation currently pending against us. Additionally, we market services in several countries in Asia which may not protect our intellectual property rights to the same extent as the U.S.

COMPETITION

The worldwide semiconductor foundry industry is highly competitive. Our principal competitors are TSMC and UMC. Our competitors may have greater access to capital and substantially greater production, research and development, marketing and other resources than we do. As a result, these companies may be able to compete more aggressively over a longer period of time than we can. In addition, several new dedicated foundries have entered the semiconductor industry, arising from new foundries being established in China and Malaysia and manufacturers of DRAM products converting to dedicated foundries in Korea. These new foundries have commenced operations and compete directly with us. Any significant increase in competition may erode our profit margins and weaken our earnings.

A number of semiconductor manufacturers, including our primary competitors, have announced plans to set up fabrication facilities in Singapore and other parts of the world and to increase their manufacturing capacity. As a result, we expect that there will be a significant increase in worldwide semiconductor capacity during the next few years. If growth in demand for this capacity fails to match the growth in supply or occurs more slowly than anticipated, there may be more intense competition and pressure on the pricing of our services may result.

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

INSURANCE

We maintain industrial all risk insurance for our facilities, equipment and inventories. The insurance for fabs (including our strategic alliance fabs) and their equipment covers physical damage and consequential losses from natural disaster, business interruption and certain other risks up to their respective policy limits except for exclusions as defined in the policy. We also maintain public liability insurance for losses to others arising from our business operations and carry insurance for business interruption resulting from such events. In addition, we also maintain product liability insurance for damages sustained by others for bodily injury or property damage caused by our product(s) except for exclusions as defined in the policy. Our insurance policies also cover public liability and actions by our employees.

In addition, we also have various insurance policies in place which cover a majority of our employees with the exception that some of our key employees are covered under insurance policies held by Singapore Technologies through its group insurance policy. We pay our pro rata share of the costs of such Singapore Technologies group insurance policies. Some of our insurance coverage is provided through affiliates of Singapore Technologies. Some of our insurance coverage for SMP is under Agere’s global group insurance program.

While we believe that our insurance coverage is adequate, significant damage to any of our production facilities, whether as a result of fire or other causes, could seriously harm our company. We do not insure against the loss of key personnel.

C.	ORGANIZATIONAL STRUCTURE

Chartered is part of the Singapore Technologies group of companies. A description of the group and Chartered’s position within the group may be found at “Item 7. Major Shareholders and Related Party Transactions — Related Party Transactions — The Singapore Technologies Group”.

Currently, Chartered has five subsidiaries, the particulars of which are as follows:

	Country of	Date of	Proportion of
Name of Subsidiary	Incorporation	Incorporation	Ownership Interest

Chartered Silicon Partners Pte Ltd	Singapore	March 1997	51%
Chartered Semiconductor Manufacturing Inc.	U.S	June 1991	100%
Chartered Semiconductor Japan Kabushiki Kaisha	Japan	October 2000	100%
Chartered Semiconductor Taiwan Ltd	Taiwan	August 2000	100%
Chartered Semiconductor Europe Ltd	England and Wales	March 2001	100%

D.	PROPERTY, PLANT AND EQUIPMENT

All of our fabrication facilities and our corporate offices are located in Singapore. Fab 1 is located on land leased from Ascendas Land (Singapore) Pte Ltd, or Ascendas, a private company wholly-owned by Jurong Town Corporation, or JTC, a statutory board established by the Government of Singapore to develop and manage industrial estates in Singapore. The lease runs until 2017 with a conditional option to extend for another 30 years. Following the announcement of our plans to consolidate Fab 1’s business into Fab 2, we are evaluating our various options with regard to the future of the lease.

Fabs 2 and 3 and our corporate offices are located on land leased to Singapore Technologies by JTC. These leases run until 2024 with conditional options to extend for another 30 years. We have entered into sub-leases with Singapore Technologies for the entire term of the leases for Fabs 2 and 3. The sub-leases for Fab 2 and Fab 3 require us to make rental payments to Singapore Technologies at rates equal to the rent paid by Singapore Technologies to JTC for the subject land through 2006 for Fab 2 and 2024 for Fab 3.

CSP leases the land on which Fab 6 is located from Singapore Technologies, which in turn leases it from JTC. The agreement provides for the land to be leased to Singapore Technologies until 2027, with a conditional option to extend for an additional 30 years. CSP makes rental payments to Singapore Technologies at rates equal to the rent paid by Singapore Technologies to JTC for the subject land through 2027.

Fab 7 is located on land licensed to Singapore Technologies by JTC for a period of three years commencing from March 1, 2000 under the terms of a Building Agreement dated July 30, 2001 for the purpose of entering and building on the land (see “Item 19. Exhibits — Exhibit 4.56”). Under an Agreement for Sub-License and Sub-Lease with Singapore Technologies dated July 30, 2001, (see “Item 19. Exhibits — Exhibit 4.55”), we have a sub-license from Singapore Technologies to this land for a term of three years less one day commencing from March 1, 2000, with license fee payments equal to the license fees payable by Singapore Technologies to JTC under the Building Agreement, and we have successfully negotiated with Singapore Technologies to extend the sub-license to December 30, 2004. Upon the completion of the Fab 7 building and the satisfaction of certain conditions (such as investment criteria) contained in the Building Agreement, JTC will lease the land where Fab

7 is located to Singapore Technologies. We will sub-lease this land from Singapore Technologies for a term of 30 years less 1 day with rental payments equal to the rent paid by Singapore Technologies to JTC.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion of our financial condition and results of operations should be read in conjunction with the consolidated financial statements and the related notes included elsewhere in this document. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results may differ significantly from those projected in the forward-looking statements. Factors that might cause future results to differ significantly from those projected in the forward-looking statements include, but are not limited to, those discussed below and elsewhere in this document particularly in the cautionary risk factors described in “Item 3. Key Information — Risk Factors” above.

INDUSTRY OVERVIEW

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

Semiconductor manufacturing is very capital intensive in nature. For example, in 2000 and 2001, we incurred $963.8 million and $489.6 million in capital expenditures, respectively. Even in the midst of challenging economic conditions in 2002, we invested $419.5 million in capital expenditures, primarily in equipping Fab 6 and for the purchase of equipment for research and development use, as part of our continuing strategy of positioning ourselves to serve market needs. We invested $220.8 million in capital expenditures in 2003, focused primarily on leading-edge technologies. A high percentage of the cost of operating a fab is fixed, therefore increases or decreases in capacity utilization rates can have a significant effect on profitability. The unit cost of wafer fabrication generally decreases as fixed charges, such as depreciation expense on the facility and semiconductor manufacturing equipment, are allocated over a larger number of units produced.

As the price of wafers varies significantly, the mix of wafers produced affects revenue and profitability. The value of a wafer is determined by the complexity of the device on the wafer. Production of devices with higher level functionality and greater system-level integration requires more manufacturing steps and commands higher wafer prices. However, increasing the complexity of devices that we manufacture does not necessarily lead to increased profitability, because the higher wafer prices for such devices may be offset by depreciation and other costs associated with an increase in the capital expenditures needed to manufacture such devices. The prices for wafers of a given level of technology decline over the product life cycle and foundries must continue to migrate to increasingly sophisticated technologies to maintain the same level of profitability. This requires continuous capital investment.

Our capacity was at maximum utilization from the second quarter of 1999 through the third quarter of 2000. During this period of capacity utilization, our gross profits and net income showed progressive improvement as better economies of scale and operating leverage took effect on the back of rising demand. In the fourth quarter of 2000, the semiconductor market turned down and our utilization rate declined. The industry contraction in 2001 was the most severe in its history and largely as a result of this, our average utilization rate in 2001 and 2002 was in the mid-30s. Because of this, we suffered significant net losses in 2001 and in 2002. As average capacity utilization improved to 58% in 2003, our net losses decreased significantly.

2003 OVERVIEW

The semiconductor industry recovery, which began in late 2002, accelerated in the second half of 2003. We registered year-over-year revenue growth of 22.9% in 2003 and saw an acceleration of this growth in the fourth quarter of 2003.

This growth was primarily due to higher demand as we recorded sequential quarterly increases in shipments, which was driven primarily by customers in our communications sector. Based on shipments by technology, both advanced and mature technology products shipments also recorded sequential quarterly increases.

In February 2003, we announced our strategy to accelerate our return to profitability with plans to enhance the company’s growth potential and improve our cost structure. We believe we are starting to see results from this strategy. Our revenue growth from the fourth quarter of 2002 to fourth quarter of 2003 was 69.3%, compared to the broader semiconductor market, which we believe grew about 28% over the same period. We gained ground in both advanced and mature technologies and also made good progress in broadening our customer base and in expanding relationships with existing customers. As a result, we estimate our capacity utilization in the first quarter of 2004 will be 81% plus or minus 2 points as disclosed in our fourth quarter and year 2003 earnings release on January 30, 2004, compared to 45% in the same period in 2003.

Our strategy for improving our cost structure included phasing out Fab 1’s business and consolidating its business into Fab 2 by March 2004, together with a corresponding work force reduction for Fab 1 employees. The consolidation process is progressing on schedule and production at Fab 1 is expected to cease by the end of March 2004. The pre-tax costs associated with retention, work force reduction, plant closure, customer assistance and other related expenses are estimated to total approximately $18 to $22 million, not including potential gains on the disposition of fixed assets. As of December 31, 2003, we have recognized $12.4 million of these expenses. Annualized on going cost savings is expected to be approximately $25 million, beginning in the second quarter of 2004. In addition, due to higher volumes and improvement in our cost structure, we recorded a gross profit of $11.1 million in the fourth quarter of 2003, an improvement from the gross loss of $53.9 million in the fourth quarter of 2002. As disclosed in our fourth quarter and year 2003 earnings release on January 30, 2004, we estimate our gross profit in the first quarter of 2004 to be approximately $35 million plus or minus $4 million.

In 2003, we also took a number of steps to further strengthen our technology position towards industry leadership. Under the Chartered-IBM joint development agreement announced in November 2002, the two companies are jointly developing 90nm and 65nm bulk CMOS processes for foundry chip production on 300-millimeter silicon wafers and are engaged in a reciprocal manufacturing arrangement that provides dual-sourcing flexibility for their customers. Together, the two companies are providing a common 90nm design manual and guidelines for the jointly developed process platform. In August 2003, we extended the Chartered-IBM joint development agreement to include Infineon. Under the agreement, IBM, Infineon and Chartered are jointly developing a common advanced foundry manufacturing process technology at 65nm, as well as variants tuned for high performance and low power. Chartered and IBM also entered into another agreement in 2003 under which Chartered will manufacture selected 90nm SOI (silicon on insulator) products for IBM in volume-driven, high performance solutions, beginning in mid-2005.

U.S. GAAP generally requires consolidation of all majority-owned (greater than 50%) subsidiaries. CSP is our joint venture fab in which we have 51% equity interest and is a consolidated subsidiary. Due to cumulative losses, CSP’s financial position moved to a capital deficit in first quarter of 2003, thereby requiring the company to recognize 100% of CSP’s losses (and profits) from that point forward and until such time as CSP’s financial position reverts to a capital surplus. The result of this on our consolidated statements of operations was an additional loss of $74.3 million in 2003. This has no additional impact on our cash flow nor does it have an impact on CSP’s operations and loan covenants.

CRITICAL ACCOUNTING POLICIES

The preparation of the consolidated financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported revenues and expenses during the reporting period. Actual results could differ from these estimates. We believe the following critical accounting policies require us to make significant judgments and estimates in the preparation of our consolidated financial statements:

Depreciation, amortization and valuation of long-lived and intangible assets

Our results of operations are generally affected by the capital intensive nature of our business. A large proportion of our costs of revenues are fixed in nature. The major component of our fixed costs included in our cost of revenue relates to depreciation on property, plant and equipment.

Depreciation of our wafer fab buildings, and the mechanical and electrical installations in the fabs, is provided on straight-line basis over their estimated useful lives of 20 years and 10 years respectively. Depreciation commences from the date when the building is ready for its intended use. Depreciation of our equipment and machinery is provided on a straight-line basis over their estimated useful lives of 5 years, commencing from the date that the equipment or machinery is ready for its intended use which is not to exceed 12 months from the purchase date.

The depreciation useful life estimates reflect our estimate of the periods that we expect to derive economic benefits from the use of our property, plant and equipment. In estimating the useful lives and determining whether subsequent revisions to the useful lives are necessary, we consider the likelihood of technological obsolescence arising from changes in production techniques or in market demand. The effect of any future changes to the estimated useful lives of our property, plant and equipment could be significant to our results of operations. Depreciation charged to results of our operations amounted to $429.5 million, $434.3 million and $418.2 million for 2001, 2002 and 2003, respectively.

We capitalize interest with respect to major assets under installation and construction until such assets are ready for use. Interest capitalized is based on the average cost of the company’s pooled borrowings.

In the course of our operations, we enter into technology license arrangements in order to advance our process technologies. When such arrangements require the payment of an initial license fee, the fee is recorded as an intangible asset and amortized on a straight-line basis over the shorter of the estimated useful life of the license or the license period.

We routinely review the remaining estimated useful lives of our property, plant and equipment and our technology licenses to determine if such lives should be adjusted due to changes in technology, production techniques and demand. We also review our long-lived assets, including technology licenses, for impairment whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of the asset to future undiscounted cash flows expected to be generated from the assets. If such assets are considered to be impaired, an impairment charge is recognized for the amount that the carrying value of the asset exceeds its fair value. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

Due to the cyclical nature of our industry and changes in our business strategy or market requirements, we may not be able to anticipate declines in the utility of our equipment or licenses. Consequently, impairment charges may be necessary in the future.

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

Valuation of inventory

Our inventories are stated at the lower of standard cost, which approximates actual costs determined on the weighted average basis, or market (net realizable value). We reduce the carrying value of inventory for estimated obsolescence or unmarketable inventory by an amount that is the difference between its cost and the estimated market value based upon assumptions about market conditions. We capitalize labor and overhead costs associated with the manufacture of our products. Cost is generally computed on a standard cost basis, based on normal fab capacity utilization, with unrecovered costs arising from abnormal underutilization of capacity expensed when incurred. Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make a sale.

We routinely review our inventories for their saleability and for indications of obsolescence to determine if inventories should be written-down to net realizable value. In estimating the net realizable value of our inventories, we consider the likelihood of changes in market demand for our inventories. Judgments and estimates must be made and used in connection with establishing such allowances in any accounting period. If the inventories are sold for less than the estimated net realizable value, it could be material to our results of operations.

Revenue recognition, sales returns, product warranties and allowances for doubtful accounts

We derive revenue primarily from fabricating semiconductor wafers, and to a lesser extent, from providing associated subcontracted assembly and test services and from certain arrangements, for pre-fabrication services, including engineering services.

Revenue is generally recognized upon shipment of wafers provided title and risk of loss has passed to the customer, there is evidence of a final understanding between us and our customers as to the specific terms of the agreed upon sales, selling prices to the customers are fixed or determinable and collection of the sales revenue is reasonably assured. Revenue represents the invoiced value of goods and services supplied, excluding goods and services tax, less allowances for sales returns.

For multiple-element arrangements, we divide the deliverables into separate units of accounting upon their meeting certain specified criteria. From July 1, 2003 onwards, we adopted the methodology in FASB Emerging Issues Task Force Issue 00-21, “Revenue Arrangements with Multiple Deliverables” (“EITF 00-21”). The total consideration is allocated to each component of the multiple-element arrangement based on its fair value. Revenue on each element is recognized when the contractual obligations have been performed and, where applicable, delivery has occurred and title and risk of loss have passed to the customer, there is evidence of an arrangement, fees are fixed or determinable, and collectability is reasonably assured.

A typical arrangement includes fabricating semiconductor wafers, providing associated subcontracted assembly and test services, and pre-fabrication services such as engineering services. Where significant, the revenue allocated to pre-fabrication service units of accounting are recognized over the expected life of the specified products. Other arrangements include sale of equipment and licensing of intellectual property. In allocating the total arrangement consideration between equipment and licensing of intellectual property, we use the residual method based on the fair value of equipment sold. The determination of fair value of equipment is based on the resale prices of similar equipment sold on the used equipment market. Accordingly, assuming all other revenue recognition criteria are met, license revenue is recognized upon delivery of the intellectual property, provided we have no continuing involvement with the buyer’s use of the intellectual property.

The process technology for the manufacture of semiconductor wafers is highly complex. The presence of contaminants, difficulties in the production process, disruption in the supply of utilities or defects in key materials and tools can all cause reductions in device yields and increase the risk of sales returns and claims under our warranty guarantees. We make estimates of potential sales returns and warranty costs related to current period product revenue. We provide for such returns and costs based upon historical experience and our estimate of the level of future claims. Additionally, we accrue for specific items at the time their existence is known and the amounts are estimable. Significant management judgments and estimates must be made and used in connection with establishing the sales return and warranty allowances in any accounting period. Material differences may result in the amount and timing of our revenue for any period if we make different judgments or utilize different estimates.

Similarly, we must make estimates of the collectability of our accounts receivable. We review the accounts receivable on a periodic basis and make specific allowances when there is doubt as to the collectability of individual receivable balances. In evaluating the collectability of individual receivable balances, we consider the age of the balance, the customer’s historical payment history, their current credit-worthiness and current economic trends. We believe that we adequately manage our credit risk through our credit evaluation process, credit policies, and credit control and collection procedures. However, losses on accounts receivable from our larger customers could be material to our results of operations.

RESULTS OF OPERATIONS

The following table sets forth certain operating data as a percentage of net revenue for the periods indicated:

	Year ended December 31,

	2001	2002	2003

Net revenue	100.0%	100.0%	100.0%
Cost of revenue	143.8	140.0	117.5

Gross loss	(43.8)	(40.0)	(17.5)

Operating expenses:
Research and development	17.9	21.2	22.6
Fab start-up costs	2.9	1.9	1.7
Sales and marketing	8.3	9.2	6.9
General and administrative	9.3	9.6	6.5
Other operating expenses	—	2.2	(1.1)

Total operating expenses	38.4	44.1	36.6

Operating loss	(82.2)	(84.1)	(54.1)
Other income (expense):
Equity in income (loss) of SMP	(20.0)	(18.9)	4.2
Other income	4.3	5.4	4.3
Interest income	10.0	3.7	2.2
Interest expense	(8.6)	(9.3)	(7.7)
Exchange gain (loss)	0.9	(0.4)	(0.1)

Loss before income taxes	(95.6)	(103.6)	(51.2)
Income tax expense	(3.1)	(1.6)	(2.1)

Loss before minority interest	(98.7)	(105.2)	(53.3)
Minority interest in loss of CSP	15.7	12.4	1.7

Net loss before cumulative effect adjustment	(83.0)	(92.8)	(51.6)
Cumulative effect adjustment	—	—	(1.2)

Net loss	(83.0)%	(92.8)%	(52.8)%

The following table sets forth a breakdown of net revenue by market sector for the periods indicated. An improved methodology for deriving this data was implemented in the first quarter of 2003 and is reflected for data as of the first quarter of 2002. Comparable data is not available for 2001. As part of the improved methodology, products formerly classified in the memory sector are now classified in the appropriate end-market category.

	Year ended December 31,

	2001	2002	2003

Communications	33%	36%	46%
Computer	40	46	33
Consumer	12	14	17
Memory	13	—	—
Other	2	4	4

Total	100%	100%	100%

The following table sets forth a breakdown of net revenue by geographical region for the periods indicated:

	Year ended December 31,

	2001	2002	2003

Americas	67%	71%	64%
Europe	9	8	13
Asia-Pacific	18	11	18
Japan	6	10	5

Total	100%	100%	100%

The following table sets forth a breakdown of net revenue by technology (micron) for the periods indicated:

	Year ended December 31,

	2001	2002	2003

0.13 and below	0%	0%	9%
Up to 0.18	3	26	15
Up to 0.25	19	23	21
Up to 0.35	42	28	30
Above 0.35	36	23	25

Total	100%	100%	100%

YEARS ENDED DECEMBER 31, 2002 AND DECEMBER 31, 2003

Net revenue

We derive revenue primarily from fabricating semiconductor wafers, and to a lesser extent, from providing the associated subcontracted assembly and test services and from certain arrangements, for pre-fabrication services, including engineering services. Net revenues were $551.9 million in 2003, up 22.9% compared to $449.2 million in 2002. This increase was primarily the result of higher demand, partially offset by a decline in average selling prices, or ASP. Shipments in 2003 were 606.0 thousand wafers, an increase of 45.3% compared to 417.0 thousand wafers in 2002, due to higher demand. ASP decreased by 15.4% to $911 per wafer from $1,077 per wafer over the same period, primarily due to customer mix and pricing pressures, partially offset by substantially higher shipments of advanced technology products in 2003.

In 2002, the computer sector, which represented 46% of our total revenues, was our highest revenue contributor, followed by the communications sector at 36% of our total revenues. Primarily due to a significant increase in shipments to the mobile phone handset and LAN switches/routers markets, which use more advanced technology in their fabrication coupled with higher ASP in these products, communications sector revenues increased by 56% between 2002 and 2003. Concurrently, computer sector revenues declined by 12% over the same period mainly due to product and customer mix. As a result of this shift, communications and computer sector revenues represented 46% and 33%, respectively, of our total revenues in 2003.

As a result of customer mix changes, net revenue by geographical region increased by 104%, 87% and 12% in the Asia Pacific, Europe and the Americas regions, respectively, in 2003 as compared to 2002. The Japan region recorded a decline of 44% over the same period. The Americas continued to be our largest contributor to revenues, representing 64% of our total revenues in 2003, down from 71% of our total revenues in 2002.

Cost of revenue and gross loss

Cost of revenue includes depreciation expense, attributed overheads, cost of labor and materials as well as subcontracted expenses for assembly and test services. Cost of revenue increased by 3.1% from $628.7 million in 2002 to $648.3 million in 2003 despite a 45.3% increase in volumes. Cost per wafer shipped decreased by 29.0% from $1,508 in 2002 to $1,070 in 2003 due to higher volumes, lower depreciation, and cost savings and avoidance from our cost reduction programs. Gross loss as a percentage of net revenue improved across the same period, from 40.0% to 17.5%, as higher volumes and reduced cost per wafer more than offset the unfavorable impact of a lower ASP.

Research and development expenses

Research and development (R&D) expenses consist primarily of cost sharing arrangements, salaries and benefits for research and development personnel, depreciation of research and development equipment and expenses for development wafers. Research and development expenses increased by $29.2 million, or 30.7%, from $95.3 million in 2002 to $124.5 million in 2003, due to increased investments to accelerate the company’s technology roadmap which provide customers a breadth of processes, enabling systems-level integration.

Beginning in first quarter of 2003, R&D expenses include our share of expenses related to the IBM joint-development agreement for 90nm technologies, announced in November 2002. This additional expense in 2003 was partially offset by lower expenses for development wafers as our 0.13-micron process was completed and released to production during the year.

Sales and marketing expenses

Sales and marketing expenses, which primarily consist of expenses associated with overseas offices, payroll related costs for sales and marketing personnel and costs related to prototyping activities, decreased by 7.1% from $41.2 million in 2002 to $38.3 million in 2003. The decrease was primarily due to lower costs related to prototyping activities. As a percentage of net revenue, sales and marketing expenses decreased from 9.2% to 6.9% over the same period.

General and administrative expenses

General and administrative expenses consist primarily of salaries and benefits for administrative personnel, depreciation of non-production equipment, consultancy, legal and professional fees, and recruitment and training expenses. General and administrative expenses decreased by 17.2% from $43.1 million in 2002 to $35.9 million in 2003, primarily due to a $4.9 million gain resulting from equipment disposition in the second quarter of 2003. Excluding this gain, the decline was 5.4%.

Other operating expenses

Other operating expenses were a net gain of $6.1 million in 2003 and related to the following three items:

•	A gain of $27.5 million associated with the cancellation of the company’s employee bonus award plan.

•	A restructuring charge of $12.4 million relating to the phase out of the company’s Fab 1.

•	An impairment charge of $9.0 million on certain machinery and equipment that have been classified as held for sale on December 31, 2003, as part of company’s fab capacity rationalization.

In 2002, we recorded a charge of $5.2 million associated with the workforce re-sizing announced in October 2002 and a fixed asset impairment charge of $4.8 million. The restructuring charge relating to workforce re-sizing reflects the costs of the compensation package paid to the affected employees. Further details are disclosed in Note 22 of the consolidated financial statements.

Equity in income (loss) of SMP

Equity in loss of SMP was $84.8 million in 2002 compared to an income of $23.2 million in 2003, primarily due to significantly higher revenues from Chartered’s portion of SMP.

Interest income and interest expense

Net interest expense increased by 20.1% from $25.0 million in 2002 to $30.1 million in 2003. The increase was primarily due to lower interest income as a result of lower interest rates on fixed deposit balances in 2003.

Income tax expense

Currently, we pay tax on interest income, rental income and other income not specifically exempted from income tax. Each of our existing fabs, other than Fab 1, has been exempted from income tax on profits from the sale of manufactured goods for ten years following the date specified production milestones are achieved. We have been granted post-pioneer status for Fab 1 which allows us to pay a concessionary tax rate of 10% effective January 1, 2001 with respect to certain qualifying income earned by Fab 1. Income taxes increased from $7.0 million in 2002 to $11.7 million in 2003. The increase was primarily due to higher taxes payable on Fab 1’s taxable income. In 2002, tax expense for Fab 1 was accrued based on the concessionary post-pioneer rate of 10%. In 2003, this tax expense was accrued based on the full corporate tax rate of 22% because we will not be able to fulfill the conditions required to maintain our post-pioneer status as a result of the restructuring of Fab 1.

We are currently discussing this with the relevant authorities. Please see “Item 5. Operating and Financial Review and Prospects — Special Tax Status” for further discussion.

Minority interest in CSP

Minority interest in loss of CSP decreased from $55.6 million in 2002 to $9.5 million in 2003. Due to cumulative losses, CSP’s financial position moved to a capital deficit in first quarter of 2003, thereby requiring the company to recognize 100% of CSP’s losses (and profits) from that point forward, and until such time as CSP’s financial position reverts to a capital surplus. CSP has remained in a capital deficit position since the first quarter of 2003 and none of CSP’s results have been allocated to the minority interest from that point forward. As of December 31, 2003, CSP’s capital deficit was $151.2 million.

YEARS ENDED DECEMBER 31, 2001 AND DECEMBER 31, 2002

Net revenue

We derive revenue primarily from fabricating semiconductor wafers, and to a lesser extent, from providing the associated subcontracted assembly and test services and from certain arrangements, for pre-fabrication services, including engineering services. Net revenues were $449.2 million in 2002, down 2.9% compared to $462.7 million in 2001.

Wafer shipments increased from 390.7 thousand wafers in 2001 to 417.0 thousand wafers in 2002, an increase of 6.7%, reflecting higher demand. ASP decreased by 9.0% to $1,077 per wafer in 2002 compared to $1,184 per wafer in 2001, due primarily to pricing pressures which more than offset the favorable impact of a richer product mix.

Cost of revenue and gross loss

Cost of revenue includes depreciation expense, attributed overheads, cost of labor and materials as well as subcontracted expenses for assembly and test services. Cost of revenue decreased 5.5% from $665.3 million in 2001 to $628.7 million in 2002 primarily due to reductions in manufacturing costs. Gross loss decreased from $202.6 million, or 43.8% of net revenues in 2001 to $179.5 million, or 40.0% of net revenues in 2002, due primarily to lower manufacturing cost such as depreciation and payroll costs.

Research and development expenses

R&D expenses consist primarily of salaries and benefits for research and development personnel, depreciation of research and development equipment and material expenses for development wafers. R&D expenses increased by $12.4 million, or 14.9%, from $82.9 million in 2001 to $95.3 million in 2002, due to increased investments to accelerate the company’s technology roadmap which provide customers a breadth of processes, enabling systems-level integration.

Fab start-up costs

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

Sales and marketing expenses

Sales and marketing expenses primarily consist of expenses associated with overseas offices, payroll related costs for sales and marketing personnel and costs related to prototyping activities. Sales and marketing expenses increased by 6.5% from $38.7 million in 2001 to $41.2 million in 2002, primarily due to expansion of worldwide sales and marketing activities to further enhance the level of customer support.

General and administrative expenses

General and administrative expenses primarily consist of salaries and benefits for administrative personnel, depreciation of non-production equipment, consultancy, legal and professional fees and recruitment and training expenses. General and administrative expenses increased by 2.9% from $41.9 million in 2001 to $43.1 million in 2002.

Other operating expenses

In 2002, we recorded a charge of $5.2 million associated with the workforce re-sizing announced in October 2002 and a fixed asset impairment charge of $4.8 million. The restructuring charge relating to workforce re-sizing reflects the costs of the compensation package paid to the affected employees. Annual savings in payroll and benefits is expected to be approximately $8 million.

Equity in income (loss) of SMP

Our equity share of the loss in SMP decreased from $92.7 million in 2001 to $84.8 million in 2002, due primarily to higher SMP revenues.

Other income

Other income increased 19.8%, from $19.7 million in 2001 to $23.6 million in 2002, primarily due to an increase in grant income.

Interest income and interest expense

Net interest income of $6.6 million in 2001 decreased to a net interest expense of $25.0 million in 2002, due primarily to lower interest income. Interest income decreased 64.0%, from $46.2 million in 2001 to $16.6 million in 2002, due to lower interest rates and to a lesser extent, a lower average cash balance.

Exchange gain (loss)

Exchange loss was $2.0 million in 2002 compared with an exchange gain of $4.2 million in 2001, primarily due to fluctuations in the U.S. dollar/Singapore dollar exchange rate and in the U.S. dollar/Japanese Yen exchange rate.

Income tax expense

Currently, we pay tax on interest income, rental income and other income not specifically exempted from income tax. Each of our existing fabs, other than Fab 1, has been exempted from income tax on profits from the sale of manufactured goods for ten years following the date specified production milestones are achieved. We have been granted post-pioneer status for Fab 1 which allows us to pay a concessionary tax rate of 10% effective January 1, 2001 with respect to certain qualifying income earned by Fab 1. In February 2003, we announced our plan to consolidate Fab 1’s business into Fab 2, which may affect Fab 1’s post-pioneer status.

We recorded income tax expense of $7.0 million in 2002 compared to $14.2 million in 2001. The lower tax expense in 2002 was primarily the result of lower tax payable on the lower level of interest income.

Minority interest in CSP

The minority interest in loss of CSP was $55.6 million in 2002 compared to $72.6 million in 2001, reflecting the improved financial performance of CSP that resulted primarily from significantly higher revenues, partially offset by increased depreciation.

QUARTERLY RESULTS

The following table sets forth certain unaudited consolidated financial information, including as a percentage of net revenue, for the eight fiscal quarters ended December 31, 2003. We believe that all necessary adjustments, consisting only of normal recurring adjustments, have been included in the amounts stated below to present fairly the selected quarterly information when read in conjunction with our consolidated financial statements and the related notes included elsewhere in the document. Our consolidated statements of operations have varied and may continue to vary significantly from quarter-to-quarter and are not necessarily indicative of the results of any future period. See “Item 3. Key Information — Risk Factors — Risks Related To Our Financial Condition —Our operating results fluctuate from quarter-to-quarter which makes it difficult to predict our future performance”.

	Quarter ended

	Mar 31,	Jun 30,	Sep 30,	Dec 31,	Mar 31,	Jun 30,	Sep 30,	Dec 31,
	2002	2002	2002	2002	2003	2003	2003	2003

	(in millions $)
Consolidated Statements of Operations Data:
Net revenue	84.4	127.5	129.5	107.9	103.8	127.6	137.7	182.8
Cost of revenue	148.2	162.1	156.8	161.8	157.3	160.0	159.4	171.7

Gross profit (loss)	(63.8)	(34.6)	(27.3)	(53.9)	(53.5)	(32.4)	(21.7)	11.1

Operating expenses:
Research and development	24.7	21.6	20.9	28.1	32.5	30.6	30.3	31.1
Fab start-up costs	1.9	1.4	2.4	2.6	2.1	2.2	2.5	2.3
Sales and marketing	9.7	10.3	11.4	9.8	10.0	10.2	8.3	9.8
General and administrative	14.6	10.3	10.1	8.1	10.0	4.4	10.8	10.7
Other operating expenses	—	—	—	10.0	(24.8)	3.8	3.3	11.6

Total operating expenses	50.9	43.6	44.8	58.6	29.8	51.2	55.2	65.5

Operating loss	(114.7)	(78.2)	(72.1)	(112.5)	(83.3)	(83.6)	(76.9)	(54.4)
Other income (expense):
Equity in income (loss) of SMP	(29.8)	(22.0)	(21.5)	(11.5)	1.9	(2.2)	8.8	14.7
Other income	5.2	6.8	7.3	4.4	4.7	8.6	4.6	5.2
Interest income	4.3	3.9	3.4	4.9	3.7	3.3	2.7	2.4
Interest expense	(10.7)	(10.6)	(10.7)	(9.6)	(9.7)	(10.4)	(11.7)	(10.3)
Exchange gain (loss)	1.8	(2.0)	(2.1)	0.2	0.2	(0.5)	0.4	(0.9)

Loss before income taxes	(143.9)	(102.1)	(95.7)	(124.1)	(82.5)	(84.8)	(72.1)	(43.3)
Income tax benefit (expense)	(1.6)	(1.0)	(2.2)	(2.2)	(2.8)	(5.2)	(3.8)	0.1

Loss before minority interest	(145.5)	(103.1)	(97.9)	(126.3)	(85.3)	(90.0)	(75.9)	(43.2)
Minority interest in loss of CSP	17.1	12.4	8.5	17.6	9.5	—	—	—

Net loss prior to cumulative effect adjustment	(128.4)	(90.7)	(89.4)	(108.7)	(75.8)	(90.0)	(75.9)	(43.2)
Cumulative effect adjustment	—	—	—	—	(6.4)	—	—	—

Net loss	(128.4)	(90.7)	(89.4)	(108.7)	(82.2)	(90.0)	(75.9)	(43.2)

	Quarter ended

	Mar 31,	Jun 30,	Sep 30,	Dec 31,	Mar 31,	Jun 30,	Sep 30,	Dec 31,
	2002	2002	2002	2002	2003	2003	2003	2003

	(as a percentage of net revenue)
Consolidated Statements of Operations Data:
Net revenue	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
Cost of revenue	175.6	127.1	121.1	149.9	151.5	125.4	115.8	93.9

Gross profit (loss)	(75.6)	(27.1)	(21.1)	(49.9)	(51.5)	(25.4)	(15.8)	6.1

Operating expenses:
Research and development	29.3	17.0	16.1	26.0	31.3	24.0	22.0	17.0
Fab start-up costs	2.3	1.1	1.8	2.4	2.1	1.7	1.8	1.3
Sales and marketing	11.5	8.1	8.8	9.1	9.6	8.0	6.0	5.4
General and administrative	17.2	8.1	7.8	7.5	9.6	3.5	7.9	5.9
Other operating expenses	—	—	—	9.3	(23.9)	3.0	2.4	6.3

Total operating expenses	60.3	34.3	34.5	54.3	28.7	40.2	40.1	35.9

	Quarter ended

	Mar 31,	Jun 30,	Sep 30,	Dec 31,	Mar 31,	Jun 30,	Sep 30,	Dec 31,
	2002	2002	2002	2002	2003	2003	2003	2003

	(as a percentage of net revenue)
Operating loss	(135.9)	(61.4)	(55.6)	(104.2)	(80.2)	(65.6)	(55.9)	(29.8)
Other income (expense):
Equity in income (loss) of SMP	(35.4)	(17.2)	(16.6)	(10.7)	1.9	(1.7)	6.4	8.0
Other income	6.2	5.3	5.6	4.0	4.6	6.8	3.4	2.8
Interest income	5.2	3.1	2.6	4.6	3.6	2.6	2.0	1.3
Interest expense	(12.7)	(8.3)	(8.3)	(8.9)	(9.4)	(8.2)	(8.5)	(5.7)
Exchange gain (loss)	2.1	(1.5)	(1.6)	0.2	0.2	(0.4)	0.3	(0.5)

Loss before income taxes	(170.5)	(80.0)	(73.9)	(115.0)	(79.3)	(66.5)	(52.3)	(23.9)
Income tax benefit (expense)	(1.9)	(0.8)	(1.7)	(2.0)	(2.7)	(4.0)	(2.8)	0.1

Loss before minority interest	(172.4)	(80.8)	(75.6)	(117.0)	(82.0)	(70.5)	(55.1)	(23.8)
Minority interest in loss of CSP	20.2	9.7	6.6	16.3	9.1	—	—	—

Net loss prior to cumulative effect adjustment	(152.2)	(71.1)	(69.0)	(100.7)	(72.9)	(70.5)	(55.1)	(23.8)
Cumulative effect adjustment	—	—	—	—	(6.2)	—	—	—

Net loss	(152.2)%	(71.1)%	(69.0)%	(100.7)%	(79.1)%	(70.5)%	(55.1)%	(23.8)%

Net revenue

The semiconductor industry recovery began to accelerate in the second half of 2003. We registered year-over-year revenue growth of 22.9% in 2003 and saw an acceleration of this growth in fourth quarter of 2003. Net revenues were $182.8 million in the fourth quarter of 2003, up 69.3% from $107.9 million in the year-ago quarter, reflecting higher demand.

ASP decreased 11.4% from fourth quarter of 2002 to fourth quarter of 2003, primarily due to customer mix and pricing pressures, partially offset by substantially higher shipments of advanced technology products in 2003. Primarily due to a richer product mix, ASP increased 1.7% in the fourth quarter of 2003, to increase from $896 in third quarter of 2003 to $911 in fourth quarter of 2003.

Gross margin

We recorded a gross margin in the fourth of quarter of 2003 after sequential quarters of gross loss since the trough of our cycle in the fourth quarter of 2001. Gross margin as a percentage of net revenue improved quarter-on-quarter since the second quarter of 2003, as higher volumes and reduced cost, due to lower depreciation and cost savings and avoidance from our cost reduction programs, more than offset the unfavorable impact of a lower ASP.

Research and development expenses

R&D expenses increased in 2003 as we increased investments to accelerate our technology roadmap. Beginning in the first quarter of 2003, R&D expenses include our share of expenses related to the IBM joint-development agreement for 90nm technologies, announced in November 2002. The increase in R&D expense in 2003 was partially offset by lower expenses for development wafers as our 0.13-micron process was ramped into volume production in 2003.

Other operating expenses

In the fourth quarter of 2002, we recorded $10.0 million in other operating expenses, associated with the workforce re-sizing announced in October 2002 and a fixed asset impairment charge. In the first quarter of 2003, we recorded a net gain of $24.8 million, related to a gain of $27.5 million associated with the cancellation of the company’s employee bonus award plan and a restructuring charge of $2.7 million associated with the phase out of Fab 1. We recorded a total of $9.7 million in restructuring charges in the remaining quarters of 2003. In the fourth quarter of 2003, we also recorded an impairment charge of $9.0 million on certain machinery and equipment that have been classified as held for sale on December 31, 2003, as part of the company’s fab capacity rationalization.

Equity in income (loss) of SMP

Equity in loss of SMP continuously improved across the quarters of 2002, primarily due to growing SMP revenues over the period. Beginning first quarter of 2003, and except for a small equity in loss in second quarter of 2003, we began to record equity in income of SMP as a result of significantly higher revenues at SMP.

Minority interest in CSP

Due to cumulative losses, CSP’s financial position moved to a capital deficit in first quarter of 2003, thereby requiring the company to recognize 100% of CSP’s losses (and profits) from that point forward, and until such time as CSP’s financial position reverts to a capital surplus. CSP remained in a capital deficit position since the first quarter of 2003 and none of CSP’s results have been allocated to the minority interest from that point forward. The result of this on our consolidated statements of operations was additional losses of $10.7 million, $22.4 million, $23.8 million and $17.4 million for the first, second, third and fourth quarter of 2003, respectively.

LIQUIDITY AND CAPITAL RESOURCES

Current and expected liquidity

As of December 31, 2003, our principal sources of liquidity included $905.5 million in cash and cash equivalents, $392.3 million of unutilized banking facilities consisting of short-term advances, term loans and bankers’ guarantees, and an unutilized oral short-term credit facility with Singapore Technologies of $100.0 million.

Based on our existing cash on hand, planned use of existing credit facilities, projected operating cash flow and use of liquidity, such as for debt repayments, capital expenditures and capacity deposits in 2004, our current target is to achieve a cash and cash equivalents balance as of December 31, 2004 of approximately $520 million. We expect that depreciation and amortization will be approximately $455 million in 2004 compared to $439.3 million in 2003. Our ability to generate operating cash flow in 2004 will depend largely on future operations and other factors, as discussed in the risk factor, “Our Operating Results Fluctuate From Quarter-to-Quarter Which Makes It Difficult To Predict Our Future Performance” and elsewhere in this document. There can be no assurances that our business will generate and continue to generate sufficient cash flow to fund our liquidity needs in the future or that we will achieve our targets.

We expect our aggregate capital expenditures in 2004 to be approximately $700 million. The majority of the expenditures in 2004 are expected to be for Fab 7 with the balance primarily for capacity additions at leading-edge technologies in Fab 6. The full equipping of Fab 7 is expected to take a number of years and will be paced by market demand. At completion, the total investment is expected to be approximately $3 billion. As of December 31, 2003, we have spent $227.1 million. Engineering wafer starts in Fab 7 are scheduled to begin in late third quarter of 2004 and pilot production is expected to commence in end 2004. We expect our aggregate research and development expenditures to be approximately $130 million in 2004, compared to $124.5 million in 2003.

Based on our current level of operations, we believe that our cash on hand, planned use of existing credit facilities, credit terms with our vendors, and projected cash flows from operations will be sufficient to meet our 2004 capital and research and development expenditures and working capital needs. However, we may require additional financing to fund our future growth activities. In such event, there can be no assurance that additional financing will be available or, if available, that such financing will be obtained on terms favorable to us or that any additional financing will not be dilutive to our shareholders.

Historic operating cash flows

Net cash used in operating activities totaled $10.9 million in 2002, compared to net cash provided by operating activities of $48.1 million in 2003. The improvement in operating cash flows was primarily due to the lower net loss incurred in 2003 compared with 2002, after taking into account the effect of non-cash adjustments and working capital changes. The lower net loss in 2003 compared to 2002 was primarily due to higher revenues, improved share of equity in income of SMP and a gain associated with the cancellation of the company’s employee bonus award plan, partially offset by lower loss of CSP attributed to minority interest.

The non-cash adjustments in 2002 primarily included non-cash charges of $452.4 million of depreciation and amortization, and $44.7 million of equity in loss of SMP, offset by $55.6 million of minority interest in loss of CSP. The unfavorable working capital change in 2002 was primarily due to the decrease in the amount due to SMP, as a result of lower outstanding amounts payable for allocated wafer capacity, and a decrease in accrued operating expenses, resulting from higher payments, partly offset by a decrease in accounts receivable as a result of lower revenues.

The non-cash adjustments in 2003 primarily included non-cash charges of $439.3 million of depreciation and amortization, offset by $23.2 million of equity in income of SMP, $9.5 million of minority interest in loss of CSP and $27.5 million of cancellation of employee bonus award plan. The unfavorable working capital change for 2003 was primarily due to increased revenues, which drove the increase in accounts receivable and work-in-process inventory, partially offset by increase in payables corresponding to increased purchases.

Historic investing cash flows and capital expenditures

Net cash used in investing activities totaled $447.3 million in 2002 and $384.3 million in 2003. Investing activities consisted primarily of capital expenditures totaling $419.5 million in 2002 and $220.8 million in 2003. Investing activities in 2003 also included payments for technology license fees, the payment for a credit-linked deposit and placement of a deposit to secure wafer capacity.

The nature of our industry is such that, in the short-term, we may reduce our capital expenditures by delaying planned capital expenditures in response to a difficult business environment, such as the one that existed in 2001 and 2002. However, the semiconductor market is characterized by rapid technological change, which we expect to result in significant capital expenditure requirements within our longer-term horizon. Factors that may affect our level of future capital expenditures include the degree and the timing of technological changes within our industry, changes in demand for the use of our equipment and machinery as a result of changes to our customer base and the level of growth within our industry.

Capital expenditures in 2002 were mainly related to the equipping of Fab 6 and purchase of equipment for research and development use. Capital expenditures in 2003 were mainly related to capacity additions at leading-edge technologies.

Historic financing cash flows

Net cash provided by financing activities totaled $627.2 million in 2002. This was principally from the net cash proceeds of $611.7 million from the October 2002 Rights Offering and long-term borrowings incurred to finance the capital expenditures at Fab 6, partly offset by the repayment of term loans. Net cash provided by financing activities totaled $30.8 million in 2003 and was primarily due to the draw-down of credit facilities of $125.0 million to finance capital expenditures, partly offset by repayment of term loans and refund of customer deposits.

Research and development grants

In 2003, we received $8.1 million in research grants from various agencies of the Government of Singapore, which are included in operating cash flows. These grants provide funding for a portion of our research and development related capital expenditures and for the training and staffing costs associated with some of our process technology development programs and to implement cost-effective solutions to meet our power quality needs. The grants are disbursed based on the amount of expenditures incurred and achievement of program milestones. The main conditions attached to the grants are the completion of the project to which the grant relates and the certification of the costs incurred.

Loan agreements

As of December 31, 2003, we had one loan from the Economic Development Board or EDB for capital expenditures and equipment with outstanding principal amount of $54.1 million (S$92.3 million). The loan is denominated in Singapore dollars and we fully hedge both interest and principal payments against fluctuations in foreign exchange rates. The loan bears interest of 4.0%. The loan agreement is unsecured and guaranteed by Singapore Technologies. The loan matures on September 1, 2005. Interest is payable semi-annually and principal is payable in equal semi-annual installments which commenced on September 1, 1999.

A second loan for capital expenditures and equipment with an outstanding amount as of December 31, 2002 of $8.8 million (S$15.4 million) has since matured on September 1, 2003 and was fully repaid.

On April 2, 2001, we issued $575 million of senior unsecured convertible notes due April 2, 2006, which bear interest at the rate of 2.50% per year and have a yield to maturity of 5.25% per year. The conversion price of convertible debt outstanding is S$4.7980 per share (equivalent to approximately US$26.7701 per ADS) as of December 31, 2003 and reflects a retroactive adjustment due to our October 2002 Rights Offering. We may redeem all or a portion of the convertible notes at any time on or after April 2, 2003 at a price to yield of 5.25 % per year on the redemption date if our shares or ADSs trade at 125% of the conversion price for a period of 20 days in any consecutive 30 trading day period. We have entered into interest rate swaps to hedge the interest rate obligations and accreting portion of the convertible notes. Please see “Item 11. Quantitative and Qualitative Disclosures About Market Risk — Interest Rate Risk”.

As of December 31, 2003, CSP has a U.S. dollar term loan with several banks and financial institutions for capital expenditures and equipment (the “CSP Second Phase Credit Agreement”). The loan was first put in place on September 28, 2000 and matures on September 28, 2006. (See “Item 19. Exhibits — Exhibits 4.3.1 to 4.3.4). The loan is for an amount of $820.0 million. As of December 31, 2003, $318.0 million in principal remains undrawn. The loan carries an interest rate of 0.60% to 0.85% (depending on certain criteria relating to wafer starts and debt-net worth ratio) above the LIBOR rates for U.S. dollars deposits quoted by specified banks to the lender. As of December 31, 2003, this rate was 1.9375%. Interest is payable semi-annually in U.S. dollars and principal will be amortized in six semi-annual installments commencing March 28, 2004. Borrowings under this facility are secured by a floating charge over a CSP project bank account and a fixed charge over CSP’s debt service reserve account both of which were established pursuant to this loan. The fixed charge over CSP’s debt service reserve account will not permit the use of the funds in that account by CSP for as long as the loan remains outstanding. The actual amount of debt to be incurred under the facility will be influenced by several factors, including without limitation, the speed and timing of the ramp up of operations at Fab 6, the company’s cash flow position and the need to comply with specified debt-net worth ratios under the terms of the credit facility.

A second U.S. dollar term loan (the “CSP First Phase Credit Agreement”) for the amount of $143.2 million with several banks and financial institutions for capital expenditure and equipment that was first put in place on March 12, 1998, has since been fully repaid in 2002. (See “Item 19. Exhibits — Exhibits 4.1.1 to 4.1.6 and Exhibits 4.2.1 to 4.2.3” for this agreement together with subsequent amendments and related agreements). Although the CSP First Phase Credit Agreement has been fully repaid, the guarantee that the lenders under this agreement had provided in favor of EDB in respect of CSP’s obligations under its loan with EDB dated November 24, 1999 (See “Item 19. Exhibits — Exhibit 4.9” for a copy of the EDB loan agreement) remains unaffected. As such, certain provisions under the CSP First Phase Credit Agreement arising out of or in connection with the guarantee (such as indemnity provisions from CSP as a result of the guarantee and the debt-net worth ratio obligations) continue to apply until the loan from EDB is fully repaid or June 30, 2006, whichever is earlier.

In addition, as of December 31, 2003, CSP has a loan from EDB for capital expenditures and equipment that was first put in place on November 24, 1999. The loan provided for an availability of $263.6 million (S$450.0 million), of which $131.8 million (S$225.0 million) in principal has been drawn down and $73.2 million (S$125.0 million) is outstanding as of December 31, 2003. As the interest rate for the balance of the funds available under the facility was not competitive at the time of the intended draw-down, we decided against drawing on the balance and allowed the availability of the balance to lapse. The loan is denominated in Singapore dollars and we fully hedge both interest and principal payments so as to minimize our exposure to fluctuations in foreign exchange rates. The loan has an interest rate of 4.25%. The loan matures on March 1, 2006. Interest is payable semi-annually and principal was amortized in equal semi-annual installments commencing on March 1, 2002. While the loan is unsecured, it is backed by a bank guarantee from a syndicate of banks. (See “Item 19. Exhibits — Exhibit 4.9”).

We have an oral agreement for a multi-currency $100.0 million short-term credit facility with Singapore Technologies. Interest on the facility accrues at the monthly average interest rate of three specific banks as indicated by Singapore Technologies. Borrowings are unsecured. As of December 31, 2003, there were no borrowings outstanding under this facility. There is a possibility that Singapore Technologies may cease to make this credit facility available to us, as we have not utilized it during the last four years.

Covenants Compliance

Some of our loans, including loans incurred by our subsidiary, CSP, and our joint venture company, SMP, contain various financial and other covenants. Among other things, those covenants require the maintenance of certain financial ratios (including total debt to net worth) and that Singapore Technologies own, directly or indirectly, at least 51% of our outstanding shares. If we fail to comply with these covenants, we could be in a default under these loans and the lenders would have the right to accelerate our obligation to repay the outstanding borrowings under these loans. In some cases, a default could also cause cross-defaults under other loans and could seriously harm us.

In 2002, we sought and obtained consents from the lenders of CSP to allow us to substantially increase CSP’s net worth to enable CSP to satisfy a total debt to net worth ratio for the CSP First and Second Phase Credit Agreements. Such increase in CSP’s net worth was effected by converting amounts payable by CSP to us into a loan from us to CSP (the “Chartered Loan”). We may in the future increase the amount of the Chartered Loan to CSP by converting additional amounts payable by CSP to us in order to enable CSP to satisfy the total debt to net worth ratio.

In obtaining the consents, the two CSP loan agreements described above, were amended to include the Subordination Agreements which subordinated the amounts under the Chartered Loan to the amounts due by CSP to its other lenders under the above loans. For copies of the respective Letter Agreements incorporating the Subordination Agreements, see “Item 19. Exhibits — Exhibit 4.1.6 and Exhibit 4.3.4” and for copies of the respective Subordination Agreements, see “Item 19. Exhibits — Exhibit 4.1.5 and Exhibit 4.3.3”.

In addition, some of our loans require that we obtain prior written consent from our lenders prior to incurring indebtedness or creating security interests over our assets. Consequently, although we have been able to obtain such lender consent in the past, we may be limited in our ability to obtain future financing.

Contractual Obligations

The following table sets forth the payments due for specific contractual obligations as of December 31, 2003:

	Expected Payment Date

						There
	2004	2005	2006	2007	2008	After	Total

	(in thousands)
Long-term debt	$223,660	$223,660	$765,432	—	—	—	$1,212,752
Operating leases (1)	7,663	6,449	5,724	$4,256	$4,218	$70,265	98,575
Purchase obligations (2) under:
Capital expenditures	398,296	—	—	—	—	—	398,296
Technology agreements	120,032	80,716	3,250	3,250	3,250	6,500	216,998
Other	28,288	2,929	—	—	—	—	31,217
Other long-term liabilities	—	—	37,008	—	—	14,253	51,261

Total	$777,939	$313,754	$811,414	$7,506	$7,468	$91,018	$2,009,099

(1)	We do not have any capital lease obligations as of December 31, 2003.

(2)	We have not included purchase obligations that have been recorded on our consolidated balance sheet as of December 31, 2003. These obligations amounted to $22.3 million, $41.1 million and $187.4 million for capital expenditures, technology agreements and other purchase obligations primarily relating to operating expenses, respectively.

Our material contractual obligations also include a commitment with SMP. Pursuant to an assured supply and demand agreement that both the joint venture partners signed with SMP, we are each required to purchase a specified percentage of Fab 5’s output. However, if one party does not purchase its share of wafers, the other party is entitled to utilize that unused capacity. In the event such other party does not utilize the unused capacity, the party who does not purchase its entitlement will be required to compensate SMP for any unrecovered costs it incurs in connection with such unused capacity. Under the assured supply and demand agreement mentioned above, there was no allocated wafer capacity billable to us for the year ended December 31, 2003.

SPECIAL TAX STATUS

We have been granted pioneer status under the Economic Expansion Incentives (Relief from Income Tax) Act (Chapter 86) of Singapore for:

•	the manufacture of integrated circuits using submicron technology at Fab 2 for a ten year period beginning July 1, 1996;

•	the manufacture of integrated circuits using submicron technology at Fab 3 for a ten year period beginning July 1, 1999; and

•	the wafer fabrication of Application Specific Integrated Circuits (ASIC) and other advanced semiconductor devices at Fab 6 for a ten year period beginning January 1, 2004.

Under the Economic Expansion Incentives (Relief from Income Tax) Act (Chapter 86) of Singapore, we have also been granted:

•	development and expansion company status for wafer fabrication of integrated circuits at Fab 1 for a five year period beginning January 1, 2001;

•	post-pioneer enterprise status for the manufacture of integrated circuits using submicron technology at Fab 2 for a five year period beginning July 1, 2006;

•	development and expansion company status for the manufacture of integrated circuits using submicron technology at Fab 3 for a five year period beginning July 1, 2009; and

•	development and expansion company status for the wafer fabrication of ASICs and other advanced semiconductor devices at Fab 6 for a five year period beginning January 1, 2014.

During the period for which our pioneer status is effective, subject to our compliance with certain conditions, income from our pioneer trade (that is, sale of integrated circuits) is exempt from Singapore income tax. During the periods for which our post-pioneer status and development and expansion company status are effective, subject to our compliance with certain conditions, income from our post-pioneer trade and development and expansion activities are taxed at a concessionary rate of 10%. The income tax exempt profits arising from the pioneer trade may be distributed as tax-exempt dividends, and holders of ordinary shares are not subject to Singapore income tax on such dividends. Please see “Item 10. Additional Information — Taxation — Singapore Taxation — Income Tax” for information regarding the taxation of dividends. Losses accumulated before the pioneer status period cannot be carried forward. Losses accumulated in the pioneer status period may be carried forward and may be offset against profits from the same pioneer trade arising after the expiration of the pioneer status period, subject to our compliance with certain conditions. Profits arising during pioneer status offset any accumulated pioneer loss carry forward balance. Without this exemption from income tax or the concessionary tax rate of 10%, we would be subject to income tax at the applicable corporate income tax rate which is currently 22% for the year of assessment 2004. Interest income is not exempt from taxation during the pioneer status period or entitled to the concessionary tax rate during the post-pioneer status period or the development and expansion company status period.

The development and expansion company status for wafer fabrication of integrated circuits at Fab 1 required us to fulfil certain conditions during the five year period beginning January 1, 2001. In February 2003, we announced our plan to consolidate the business of Fab 1 into Fab 2, and as a result of the proposed consolidation, we will not be able to fulfil the conditions required to maintain our development and expansion company status. We are currently discussing with the relevant authority as to the taxation impact resulting from us not being able to fulfil the conditions.

RECENT ACCOUNTING PRONOUNCEMENTS

Effective January 1, 2003, the company adopted the provisions of SFAS No. 143, “Accounting for Asset Retirement Obligations”, which addresses financial accounting and reporting for obligations associated with the retirement of long-lived assets and associated asset retirement costs. Accordingly, the company recorded a liability of $13.2 million related to the requirements in its lease agreements for the return of buildings to tenantable condition and the return of land on which fabs have been built to its original condition. The associated cost was capitalized as an increase in “property, plant and equipment” of the same amount and will be depreciated over its remaining useful lives. The adoption of SFAS No. 143 as of January 1, 2003, resulted in a cumulative effect loss of $6.4 million, after a reduction in minority interest of $0.5 million. The cumulative effect loss represents the depreciation and accretion expense that would have been recorded previously if SFAS No. 143 had been in effect in prior years.

In June 2002, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities,” which addresses financial accounting and reporting for costs associated with exit and disposal activities to be recorded at their fair values when a liability has been incurred. SFAS No. 146 was effective in fiscal year 2003 for exit or disposal activities that were initiated after December 31, 2002. As a result, the company recorded a charge of $12.4 million for the year ended December 31, 2003 associated with the closure of Fab 1 and consolidation of its business into Fab 2, announced in February 2003.

In November 2002, a consensus was reached on “EITF 00-21”. The EITF addresses certain aspects of accounting by a vendor for arrangements relating to performance of multiple revenue-generating activities. EITF 00-21 requires revenue arrangements with multiple deliverables to be divided into separate units of accounting if the deliverables in the arrangement meet certain specified criteria, allocation of the arrangement consideration among the separate units of accounting based on their relative fair values, and separate revenue recognition for separate units of accounting. The guidance in EITF 00-21 is effective for revenue arrangements entered into in fiscal periods beginning after June 15, 2003. The adoption of EITF 00-21 did not have a material impact on the company’s financial condition and consolidated statements of operations.

In January 2003, the FASB issued FASB Interpretation No. 46, “Consolidation of Variable Interest Entities (“VIE”)—an interpretation of Accounting Research Bulletin No. 51, ‘Consolidated Financial Statements’” (“FIN No. 46”). A VIE is an entity in which equity investors do not have characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from investors. Among other things, FIN No. 46 requires the consolidation of the assets, liabilities and results of operations of VIEs by the primary beneficiary. FIN No. 46 also requires the disclosure of information concerning VIEs by entities that hold significant variable interest but may not be the primary beneficiary. FIN No. 46 applies immediately to VIEs created after January 31, 2003 and is effective for interim periods beginning after June 15, 2003 for interests in VIEs that were acquired before February 1, 2003. In October 2003, the FASB issued FASB Staff Position No. 46-6 to defer the effective date for applying the provisions of FIN No. 46 for interests in VIEs that were created before February 1, 2003. FIN No. 46 also requires the disclosure of the nature, purpose, size and activities of VIEs, as well as the maximum exposure to loss in connection with VIEs for any financial statements issued after January 31, 2003, if it is reasonably possible that an entity will consolidate or disclose information about a VIE. The effect of adoption of FIN No. 46 did not have and is not expected to have any impact on the company’s financial condition and consolidated statements of operations.

In April 2003, the FASB issued SFAS No. 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities”. Among other things, SFAS No. 149 amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities under SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities”. SFAS No. 149 is effective for contracts entered into or modified after June 30, 2003 and all of its provisions should be applied prospectively. The adoption of SFAS No. 149 did not have a material impact on the company’s financial condition and consolidated statements of operations.

In May 2003, the FASB issued SFAS No. 150, “Accounting for Certain Financial Instruments With Characteristics of both Liabilities and Equity”. SFAS No. 150 establishes standards for how an issuer classifies and measures financial instruments with characteristics of both liabilities and equity and requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). SFAS No. 150 also revises the definition of a liability to encompass obligations that a reporting entity can or must settle by issuing its own equity shares, depending on the nature of the relationship established between the holder and the issuer. SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003. The adoption of SFAS No. 150 did not have any impact on the company’s financial condition and consolidated statements of operations.

IMPACT OF INFLATION

Based on the generally low inflation rates in Singapore for the years ended December 31, 2001, 2002 and 2003, we believe that changes in the Singapore inflation rates did not have a material impact on our cost of operations or net income (loss).

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	DIRECTORS AND SENIOR MANAGEMENT

The following table sets forth, as of January 31, 2004, the name, age and position of each director and member of senior management of our company.

Name	Age	Position
Board Of Directors (1)
James A. Norling (2) (3) (6)	61	Chairman of the Board
Lim Ming Seong (3) (4) (6)	56	Deputy Chairman of the Board
Chia Song Hwee(2)	41	Director
Sum Soon Lim (3) (4) (5) (6)	60	Director
Robert E. La Blanc (5)	69	Director
Andre Borrel (3) (4) (5) (6)	67	Director
Charles E. Thompson (3) (6)	74	Director
Tsugio Makimoto, PhD	66	Director
Tay Siew Choon (2) (3) (4) (6)	56	Director
Peter Seah Lim Huat (2) (3) (6)	57	Director
Philip Tan Yuen Fah (5)	59	Director

Senior Management (1)
Chia Song Hwee	41	President and Chief Executive Officer
Ang Kay Chai	44	Senior Vice President, Fab Operations
Michael J. Rekuc	54	Senior Vice President, Worldwide Sales and Marketing
Sun Shi-Chung, PhD	56	Senior Vice President, Technology Development
George Thomas	50	Vice President and Chief Financial Officer
Ang Tang Yong	46	Vice President, Quality, Reliability Assurance and Support Operations
Roy Kannan	51	Vice President, Chief Information Officer
Ng Seng Huwi	46	Vice President, Human Resources
Tan Seng Chai	41	Vice President, Strategy Resources

(1)	A portion of our directors (including our President and Chief Executive Officer) are elected at each annual general meeting of shareholders. The number of directors retiring and eligible to stand for re-election each year varies, but generally, it is equal to one-third of the board, with the directors who have been in office longest since their re-election or appointment standing for re-election. Our contracts with senior management and/or directors do not have fixed expiry dates but can be terminated by either party through notice provisions.

(2)	Member of the Executive Committee.

(3)	Member of the Executive Resource and Compensation Committee, or the ERCC.

(4)	Member of the Budget Committee.

(5)	Member of the Audit Committee. Mr. Andre Borrel was also appointed as a member of the Audit Committee as of February 5, 2004.

(6)	Member of the Nominating Committee.

Biographical Information

JAMES A. NORLING

James A. Norling has served on our Board of Directors since March 1, 2001 and as our Chairman of the Board since August 1, 2002. Mr. Norling also served as interim Chief Executive Officer from May 2002 to June 2002. He has 37 years of working experience in the electronics industry. Mr. Norling was with Motorola Inc. from 1965 to 2000 holding various positions, including President of the Semiconductor Products Sector in 1986, President of the Europe, Middle East and Africa region in 1993, Deputy to the Chief Executive Officer in 1998 and President of the Personal Communications Sector in 1999 until his retirement. He has previously served as a board member and the Chairman of the Semiconductor Industry Association. Mr. Norling is currently a board member of Harley-Davidson, Inc. Mr. Norling holds a B.Sc and a Masters degree in Electrical Engineering from the University of Illinois.

LIM MING SEONG

Lim Ming Seong has served on our Board of Directors since November 1987 and as our Deputy Chairman of the Board since August 1995. Mr. Lim currently sits on the boards of various companies, including as Deputy Chairman of ST Assembly Test Services Ltd and Chairman of CSE Global Ltd. After joining Singapore Technologies Pte Ltd in December 1986, Mr. Lim has held various senior positions in the Singapore Technologies group. Prior to joining Singapore Technologies Pte Ltd, Mr. Lim was with the Ministry of Defence of Singapore. Mr. Lim received his Bachelor of Science (Honors) in Mechanical Engineering from the University of Toronto and his Diploma in Business Administration from the University of Singapore. Mr. Lim also participated in the Advanced Management Programs at INSEAD and Harvard University.

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

SUM SOON LIM

Sum Soon Lim has served on our Board of Directors since February 1994. He is currently a corporate adviser to Singapore Technologies Pte Ltd and Temasek Holdings (Private) Limited. Mr. Sum had worked with the Singapore Economic Development Board, DBS Bank, J.P. Morgan Inc., Overseas Union Bank and Nuri Holdings (S) Pte Ltd, a private investment holding company. He is also a member of the Securities Industry Council. Mr. Sum currently also sits on the board of various companies, including CapitaLand Ltd, Singapore Health Services Pte Ltd, Singapore Technologies Telemedia Pte Ltd and Singapore Press Holdings Ltd. He is also a Commissioner in P.T. Indonesian Satellite Corporation. Mr. Sum received his B.Sc (Honors) in Production Engineering from the University of Nottingham, England.

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

ANDRE BORREL

Andre Borrel has served on our Board of Directors since July 1998 and is currently working as a consultant in the semiconductor industry. Prior to joining our Board of Directors, Mr. Borrel was Senior Vice President and

General Manager of Communications, Power and Signal Technology Group at Motorola Inc. Mr. Borrel is also an Officer of the French National Order of Merit and holds a Master Degree in Electronics from “Ecole Nationale Superieure des Telecommunications” in Paris, France.

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

TSUGIO MAKIMOTO, PhD

Tsugio Makimoto has served on our Board of Directors since September 1999 and has more than 40 years of working experience in the semiconductor industry. He is currently Corporate Adviser / Chief Technology Officer to Sony Corporation or Sony. Prior to joining Sony, Dr. Makimoto has worked for Hitachi Ltd since 1959 where he has held various senior positions, including Executive Managing Director in 1993, Senior Executive Managing Director in 1999 and Corporate Chief Technologist since 1998. Dr. Makimoto is an Auditor of Hitachi Chemical Corporation since 2000. He was also nominated a Fellow of the Institute of Electrical and Electronics Engineers, Inc. in 1997. Dr. Makimoto is also a visiting professor at Toyo University.

TAY SIEW CHOON

Tay Siew Choon has served on our Board of Directors since July 2001. Mr. Tay is the Managing Director and Chief Operating Officer of Singapore Technologies Pte Ltd and Deputy Chairman and Chief Executive Officer of Green Dot Capital Pte Ltd, a wholly owned subsidiary of Singapore Technologies Pte Ltd. Prior to joining Singapore Technologies Pte Ltd, he was the Managing Director and Deputy Chief Executive Officer of SembCorp Industries Ltd and has held various senior positions in Singapore Technologies Industrial Corporation Ltd. Mr. Tay currently also sits on the board of various companies including Sembcorp Industries Ltd, Singapore Computer Systems Limited, SNP Corporation Ltd and, ST Assembly Test Services Ltd. Mr. Tay received his Bachelor of Engineering (Electrical) (Honors) Degree from Auckland University and his Masters of Science in Systems Engineering from the former University of Singapore (now National University of Singapore).

PETER SEAH LIM HUAT

Peter Seah has served on our Board of Directors since January 2002. Mr. Seah is the President and Chief Executive Officer of Singapore Technologies Pte Ltd. Prior to joining Singapore Technologies Pte Ltd, he has been a banker for the past 32 years, 22 of which have been with the Overseas Union Bank Ltd and before that with Citibank. He retired from his position as Vice Chairman and CEO at Overseas Union Bank Ltd in September 2001. Mr. Seah currently sits on the board of various companies including SembCorp Industries Ltd, CapitaLand Ltd, ST Engineering Ltd and ST Assembly Test Services Ltd. Mr. Seah graduated from the University of Singapore in 1968 with an honors degree in Business Administration. For his public service, he was awarded the Public Service Medal (1995) as well as the Public Service Star in 1999 by the Singapore Government.

PHILIP TAN YUEN FAH

Philip Tan has served on our Board of Directors and as our Chairman of the Audit Committee since October 2003. He is currently an independent consultant and also sits on the boards of companies such as Overseas Union Insurance Ltd and Singapore Food Industries Ltd. Mr. Tan is a veteran in the banking and financial industry. He retired in 2002 from Overseas Union Bank Ltd after holding various positions since joining the company in 1979. Mr. Tan holds a Bachelor of Accountancy from the University of Singapore and a Bachelor of Laws from the University of Wolverhampton, UK. In addition, Mr Tan also holds a graduate diploma in Business Administration from the Manchester Business School, UK. He is a Certified Public Accountant and a member of the Accounting Standards Committee of the Institute of Certified Public Accountants of Singapore. He is also a Chartered Management Accountant of the Chartered Institute of Management Accountants of UK and a Fellow of CPA (Australia).

ANG KAY CHAI

Ang Kay Chai has served as our Senior Vice President, Fab Operations, since September 2002. Mr. Ang is responsible for manufacturing strategy and operational excellence across all of Chartered’s fabs. Mr. Ang returned to Chartered after spending four years at Silterra Malaysia Sdn, Bhd., where he was responsible for fab operations. There, he led teams in technology partner selection, green field fab startup, transfer of 0.25um and

0.18um technology and developing foundry-compatible process capabilities. Prior to that, Mr. Ang spent nine years at Chartered where he led the initial conception, development and ramp up of Fab 2 and Fab 3. Mr. Ang first joined Chartered in 1989 and was one of the pioneers on Chartered’s Fab 1 team. Mr. Ang holds a Master of Science degree in Engineering from the University of Texas and a Bachelor of Engineering degree from the National University of Taiwan.

MICHAEL J. REKUC

Michael J. Rekuc has served as our Senior Vice President, Worldwide Sales and Marketing since August 2003. He has the overall responsibility for global sales, marketing and services, customer support and regional business operations. From January 1999 to July 2003, Mr. Rekuc served as our President of our Americas operations. Mr. Rekuc brings nearly 30 years of electronics and semiconductor industry experience. From 1976 until joining Chartered in January 1999, Mr. Rekuc held sales, management and director positions in the semiconductor product sector of Motorola Inc. His most recent positions at Motorola Inc. included worldwide responsibilities as global sales director for wireless subscriber systems and a 2 year role as vice president and sales director for PC, computing and peripherals. Mr. Rekuc holds a BSEE from Lawrence University of Michigan.

SUN SHI-CHUNG, PhD

Sun Shi-Chung has served as our Senior Vice President, Technology Development since December 2001. Dr. Sun has the overall responsibility for technology development and execution according to the competitive technology roadmap. Dr. Sun has more than 29 years of experience in the semiconductor industry. He joined us from Promos Technologies in Taiwan, where he was the head of research and development. During his career, he has held various positions with TSMC, Advanced Micro Devices Inc., Catalyst Semiconductor, Hewlett-Packard and AT & T Bell Labs. Dr. Sun received his PhD in electrical engineering from Stanford University, his M.S. in electrical engineering from the State University of New York and his B.S. in electrical engineering from National Cheng Kung University in Taiwan. Dr. Sun has been awarded several U.S. patents with several more pending, and his work has been featured in more than 100 technical publications.

GEORGE THOMAS

George Thomas has served as our Vice President and Chief Financial Officer since June 2002 and has overall responsibility for our company’s finance, investor relations and legal functions. From September 2000 to June 2002. Mr. Thomas served as Vice President, Finance. He joined our company in May 2000 as Group Controller. Mr. Thomas began his Finance/Accounting career with Canadian Met-Chem, a subsidiary of U.S. Steel Corporation as Internal Auditor and Senior Accounts Executive in 1978. From June 1983 to April 2000, he held various positions at Schlumberger’s Sedco Forex Division, including Controller, Operations-Worldwide, Regional Controller, Asia & Australia, Controller, Indonesia Operations, and Finance Manager of Arabian Drilling Company, a joint venture between Schlumberger and Petromin. He has served on the Board of Directors of Chartered Silicon Partners Pte Ltd since April 2001 and the Board of Directors of Silicon Manufacturing Partners Pte Ltd as an alternate director since July 2003. Mr. Thomas received his Bachelor Degree in Commerce and in General Law. He is also a member of the Institute of Chartered Accountants of India.

ANG TANG YONG

Ang Tang Yong has served as our Vice President, Quality, Reliability Assurance and Support Operations since July 2002. He has overall responsibility for facilities, supply management and quality assurance. Mr. Ang first joined our company in 1993 as Facilities Director and during the next seven years served consecutively as Vice President and Operations Manager of our Fab 1, General Manager of Silicon Manufacturing Partners (SMP or Fab 5), and as General Manager of Chartered Silicon Partners (CSP or Fab 6). Mr. Ang has more than 20 years of working experience in the semiconductor industry. Prior to joining our company, Mr. Ang held positions in the United States and Singapore with AT&T, Hitachi and Texas Instruments. From March 2001 to July 2002, he was president of Ellipsiz, a provider of semiconductor engineering and manufacturing services, headquartered in Singapore. Mr. Ang received a diploma in electrical engineering from Singapore Polytechnic and a master’s degree in business administration from the State University of New York.

ROY KANNAN

Roy Kannan has served as our Vice President and Chief Information Officer (CIO) since September 2003. Mr. Kannan is responsible for our global information technology organization and for driving our company’s strategic initiative to extend a virtual business systems network for supporting the business systems network for supporting the business requirements of customers, partners, suppliers and employees. He joined us from the RGM group, a multi-divisional conglomerate, where he was the CIO. His responsibilities included the revamp of the company’s data, voice, network and security infrastructure, as well as the management of IS operations and data centers. During Mr. Kannan’s more than 20 years of experience in the information systems (IS) industry, he has held senior positions at leading IS solutions companies such as Compaq, Mastek, Digital Equipment and Patni. Mr. Kannan holds a Bachelor of Chemical Engineering Degree from the Indian Institute of Technology, Madras, and a post-graduate diploma in management from the Indian Institute of Management, Ahmedabad.

NG SENG HUWI

Ng Seng Huwi has served as our Vice President, Human Resources since July 2003. Mr. Ng is responsible for the overall development and implementation of policies and processes in our company’s human resources management system. Mr. Ng brings with him extensive work experience in a number of large multi-national companies. He joined us from Praxair Inc., where he was vice president of Asia Human Resources with responsibilities that included ensuring organizational effectiveness, improving productivity and managing performance. During his 22 year professional career, Mr. Ng has lived and worked around the world, holding a variety of human resources, engineering and operations positions in global companies, including Schlumberger, Unilever and ICI. Mr. Ng holds a Bachelor of Engineering (Honors) from the University of Aberdeen in Scotland and an MBA from the University of Sheffield, England.

TAN SENG CHAI

Tan Seng Chai has served as our Vice President, Strategy Resources since July 2003. Mr. Tan has overall responsibility for the coordination of Chartered’s long-term strategic initiatives and serves as the liaison with the management team, as well as the external communication teams. Prior to his appointment, Mr. Tan served as our Vice President, Human Resources from July 1999 to July 2003. He joined our company in April 1996 as a human resource manager. Mr. Tan has more than 16 years of experience in the semiconductor industry. He began his career at National Semiconductor in 1987 where he held various positions in engineering, production and human resource management. Mr. Tan later joined Creative Technology Ltd in 1994 and prior to joining our company, he was Creative Technology Ltd’s Senior Manager, Human Resource. Mr. Tan holds a Bachelor of Engineering (Hons) from the National University of Singapore in 1987 and a M.Sc (Industrial and System Eng) from the National University of Singapore in 1991.

B.	COMPENSATION OF DIRECTORS AND SENIOR MANAGEMENT

The aggregate compensation we paid to or accrued for all of our directors and senior management for services rendered to us and our subsidiaries during the fiscal year ended December 31, 2003 was approximately $3 million. We also provide our directors and our senior management with customary director or senior management insurance, as appropriate.

The table below sets out the compensation paid to our directors during the fiscal year ended December 31, 2003:

(in $ thousands)

				Directors’
	Salary (1)	Bonus (2)	Others (3)	Fees	Total

James A. Norling	—	—	1	75	76
Lim Ming Seong	—	—	—	43	43
Chia Song Hwee	284	11	44	—	339
Sum Soon Lim	—	—	—	38	38
Robert E. La Blanc	—	—	—	35	35
Andre Borrel	—	—	—	46	46
Charles E. Thompson	—	—	—	35	35
Tsugio Makimoto	—	—	—	28	28
Tay Siew Choon	—	—	—	35	35
Peter Seah Lim Huat	—	—	—	35	35
Philip Tan Yuen Fah	—	—	—	9	9
James H. Van Tassel(4)	—	—	—	13	13
Aubrey C. Tobey(4)	—	—	—	15	15
Koh Beng Seng(5)	—	—	—	24	24
Premod Paul Thomas(6)	—	—	—	—	—

Total as of December 31, 2003	284	11	45	431	771

Total as of December 31, 2002	825	683	552	439	2,499

(1)	Base salary (inclusive of employers’ Central Provident Fund (CPF)).

(2)	Economic Value Added (EVA) (inclusive of employers’ CPF). In 2003, Chia Song Hwee received the final payment of EVA bonus, which was paid to all of the company’s eligible employees, which had accrued while he was the Chief Financial Officer in year 2000. He did not receive any other bonus in 2003.

(3)	Allowances (inclusive of employers’ CPF) and others.

(4)	Retired as Director on May 14, 2003.

(5)	Resigned as Director on October 1, 2003.

(6)	Resigned as Alternate Director on April 24, 2003.

During 2003, we also granted options to purchase 3,780,000 ordinary shares to our directors and senior management. These options were granted under our 1999 Option Plan. The exercise prices of these options range from S$0.72 to S$1.10. The expiration dates of these options range from February 28, 2004 to August 29, 2013, subject to annual vesting requirements.

All of our senior management and employees are eligible to participate in our employee bonus plans. The plans provide for bonus payments based upon our achievement of certain operational, financial and customer satisfaction targets. Upon achievement of these targets, the participants in our plans are awarded bonuses based on either a percentage of their annual salary or a fixed amount. Our President and Chief Executive Officer does not have a guaranteed minimum annual bonus. None of our directors receive benefits upon termination of their appointment in their capacity as directors.

C.	BOARD PRACTICES

BOARD COMPOSITION

Our Articles of Association set the minimum number of directors at two. As of January 31, 2004 we have 11 directors. A portion of our directors (including our President and Chief Executive Officer) are re-elected at each annual general meeting of shareholders. The number of directors retiring and eligible to stand for re-election each year varies, but generally it is equal to one-third of the board, with the directors who have been in office longest since their re-election or appointment standing for re-election. Singapore Technologies, through its affiliate, owns 60.28% of our outstanding ordinary shares. As such, it is able to control actions over many matters requiring approval by our shareholders, including the election of directors.

Under the Nasdaq rules, companies that satisfy the definition of a “Controlled Company” may be exempt from certain regulatory requirements. The regulatory requirements which “Controlled Companies” are exempt from are:

(i)	the requirement that the majority of Board members must be independent;

(ii)	the requirement that the independent directors must meet without management in regular executive sessions;

(iii)	the requirement that the compensation committee must be comprised solely of independent directors, or that compensation of our senior management must be made by a majority of the independent directors on the full Board; and

(iv)	the requirement that the nomination committee must be comprised solely of independent directors or that nominations must be made by a majority of the independent directors on the full Board.

A “Controlled Company” is defined as a company of which more than 50% of the voting power is held by an individual, group or another company. As Singapore Technologies through its affiliate owns more than 50% of our outstanding ordinary shares, our company falls under the definition of “Controlled Company” and our Board has resolved to rely on the exemption for “Controlled Companies” as provided under the Nasdaq rules. However, our Board may from time to time review this decision.

In addition, the current Nasdaq rules require that our Audit Committee be comprised solely of independent directors. Although one of our Audit Committee members does not qualify as independent director under the Nasdaq rules, we are currently exempt from this requirement pursuant to an exemption we previously received from Nasdaq. In the event we are no longer able to rely on this exemption in the future, we anticipate that we would rely on the Nasdaq rule which permits one non-independent director to be appointed to the Audit Committee for a period of up to two years if the Board makes a determination that, under exceptional and limited circumstances, the director’s membership on the committee is in the best interests of the company and its shareholders.

The Board of Directors held five meetings during the fiscal year ended December 31, 2003, including four regularly scheduled meetings and one special meeting. The Board of Directors also held meetings without senior management in regular sessions which are generally held immediately after a regularly scheduled Board meeting.

COMMITTEES OF THE BOARD OF DIRECTORS

(a)	Executive Committee

The Executive Committee of our Board of Directors was established to enable our Board to delegate some of its powers and functions regarding the governing of the affairs of the company and its subsidiaries to the Executive Committee in order to facilitate timely decision-making processes within the limits of authority as determined by our Board. The members of the Executive Committee are Messrs. James A. Norling (chairman), Peter Seah Lim Huat, Tay Siew Choon and Chia Song Hwee. The Executive Committee held two meetings during fiscal year ended December 31, 2003.

(b)	Audit Committee

The Audit Committee of our Board of Directors consists of four members. The Audit Committee reviews, acts on and reports to the Board of Directors regarding various auditing and accounting matters. In particular, the Audit Committee reviews the financial statements of our company, the scope and results of annual audits (both internal and external), the recommendation of our independent auditors and the response of our company’s management to both the internal and external audits. The Audit Committee meets up at least once a year with the external and internal auditors without the presence of management. It also oversees related party transactions, including all material transactions between our company and the Singapore Technologies group. The members of the Audit Committee are Messrs. Philip Tan Yuen Fah (chairman), Sum Soon Lim, Robert E. La Blanc and Andre Borrel (appointed as of February 5, 2004). The Audit Committee held eight meetings during fiscal year ended December 31, 2003.

(c)	Executive Resource and Compensation Committee

The Executive Resource and Compensation Committee, or the ERCC, of our Board of Directors oversees executive compensation and development in our company with the goal of building capable and committed management teams through competitive compensation, focused management and progressive policies which can attract, motivate and retain a pool of talented executives to meet our current and future growth plans. The ERCC establishes compensation policies for key executives, approves salary reviews, bonuses and incentives for key executives, approves share incentives, including share options and share ownership for executives, approves key appointments and reviews succession plans for key positions, and oversees the development of key executives and talented executives.

The members of the ERCC are Messrs. Peter Seah Lim Huat (chairman), James A. Norling, Andre Borrel, Lim Ming Seong, Charles E. Thompson, Sum Soon Lim, Tay Siew Choon and Ms. Cheo Hock Kuan (co-opted member). The ERCC held four meetings during fiscal year ended December 31, 2003.

(d)	Nominating Committee

The Nominating Committee of our Board of Directors was established in October 2003 and its primary purpose is to support and advise the company in ensuring that the Board of the company is comprised of individuals who are best able to discharge their responsibilities as directors having regard to the law and the highest standards of governance. The Nominating Committee is responsible for recommending suitable candidates to the Board for election as directors of the company focusing, in particular, on candidates who can add value to the management through their contributions in the relevant strategic business areas and who collectively will result in a strong and diverse board. The members of the Nominating Committee are Messrs. Peter Seah Lim Huat (chairman), James A. Norling, Andre Borrel, Lim Ming Seong, Charles E. Thompson, Sum Soon Lim, Tay Siew Choon and Ms. Cheo Hock Kuan (co-opted member).

(e)	Budget Committee

The Budget Committee of our Board of Directors is responsible for reviewing our annual budget and our quarterly financial performance in relation to our budget as well as our capital spending and financial plans. The members of the Budget Committee are Messrs. Andre Borrel (chairman), Lim Ming Seong, Sum Soon Lim and Tay Siew Choon. The Budget Committee held four meetings during fiscal year ended December 31, 2003.

D.	EMPLOYEES

As of December 31, 2003 our total staff strength (including our subsidiary, CSP’s employees) was 3,283 employees. The following tables sets forth the total number of employees, as of the dates indicated by functional responsibility and by geographical locations.

	No. of employees as of December 31,

Functions	2001	2002	2003

Engineering	1,494	1,214	1,186
(Modules, YE, Process Integration, Product Engineering, JV Technology, Metrology)
Manufacturing Operations	1,309	1,047	890
Manufacturing Support	438	589	591
Research and Development	241	279	225
Administration, Marketing and Finance	500	414	391

Total	3,982	3,543	3,283

	No. of employees as of December 31,

Geographical Locations	2001	2002	2003

Singapore	3,845	3,417	3,161
Americas	97	87	84
Europe	22	21	17
Asia-Pacific (other than Singapore)	18	18	21

Total	3,982	3,543	3,283

In February 2003, we announced our plans to phase out Fab 1 and to consolidate its business into Fab 2 over an estimated 13 month transition period. The consolidation process is progressing as scheduled and the operations at Fab 1 are expected to cease by the end of March 2004. We currently employ approximately 500 people in Fab 1, about half of whom are in manufacturing operations. We have taken measures to incentivize Fab 1 employees to stay on during the transition period so that employment in Fab 1 will be maintained through March 31, 2004 in order to ensure the smooth transfer of business to Fab 2.

Our employees are not covered by any collective bargaining agreements and are not members of a union. We have not experienced any strikes or work stoppages by our employees. We consider our relationship with our employees to be good.

We provide our employees with customary compensation and benefit plans, including employee bonus plans, an employee share option plan and an employee share purchase plan. Employees of SMP, our 49% owned affiliate, are eligible to receive option grants under our company’s employee share option plan subject to certain exceptions as provided in the plan. In addition, employees of SMP also participate in an employee share purchase plan with terms substantially similar to the share purchase plan for our employees. Please see “Item 6. Directors, Senior Management and Employees — Employee Benefit Plans” for a discussion of our share option plan and our share purchase plan.

E.	SHARE OWNERSHIP FOR DIRECTORS AND SENIOR MANAGEMENT

The following table sets forth certain information with respect to the beneficial ownership of our ordinary shares for each of our directors and our president and chief executive officer and all of our directors and senior management as a group as of December 31, 2003, based on an aggregate of 2,505,480,456 ordinary shares outstanding as of such date.

	Ordinary Shares (1)
	Beneficially Owned (2)

Directors	Number	Percent
James A. Norling	1,492,631	*
Lim Ming Seong	279,436	*
Chia Song Hwee	2,063,230	*
Sum Soon Lim	902,490	*
Robert E. La Blanc	337,964	*
Andre Borrel	516,800	*
Charles E. Thompson	393,792	*
Tsugio Makimoto	231,546	*
Tay Siew Choon	359,073	*
Peter Seah Lim Huat	110,330	*
Philip Tan Yuen Fah	—	—
All directors and senior management (3) as a group (19 persons)	9,592,476	*

*     Less than 1% of our outstanding shares.

(1)	The number of ordinary shares listed in this table includes ordinary shares held directly or in the form of ADSs.

(2)	Gives effect to the ordinary shares issuable within 60 days from December 31, 2003 upon the exercise of all options and other rights beneficially owned by the indicated shareholders on that date. Beneficial ownership is determined in accordance with the rules of the SEC and includes voting and investment power with respect to ordinary shares. Except for 36,000 shares held by James A. Norling and 101,560 shares held by Michael J. Rekuc which are jointly held, the persons named in the table have sole voting and sole investment control with respect to all ordinary shares beneficially owned.

(3)	None of our directors or senior management individually owns 1% or more of our outstanding shares.

SHARE OPTIONS FOR DIRECTORS

The following table contains information pertaining to share options held by directors as of December 31, 2003.

	As of		Exercise
	December 31,		price	Exercisable
	2003		S$	period

James A. Norling	58,609		4.05	28/03/2002 to 28/03/2006
	58,609		4.26	15/08/2002 to 15/08/2006
	58,609		3.46	22/02/2003 to 22/02/2007
	1,172,195		3.88	01/05/2002 to 01/05/2012
	58,609		1.86	30/08/2003 to 30/08/2007
	50,000	+	0.72	28/02/2004 to 28/02/2008
	60,000	+	1.10	29/08/2004 to 29/08/2008
Lim Ming Seong	58,609		4.05	28/03/2002 to 28/03/2006
	58,609		4.26	15/08/2002 to 15/08/2006
	58,609		3.46	22/02/2003 to 22/02/2007
	58,609		1.86	30/08/2003 to 30/08/2007
	45,000	+	0.72	28/02/2004 to 28/02/2008
	45,000	+	1.10	29/08/2004 to 29/08/2008

	As of		Exercise
	December 31,		price	Exercisable
	2003		S$	period

Chia Song Hwee	10,467		1.18	07/10/1999 to 28/10/2006
	20,935		1.00	07/10/1999 to 28/11/2007
	61,704		0.80	30/11/1998 to 29/11/2008
	26,444		0.80	30/04/1999 to 29/04/2009
	70,331		2.86	29/04/2000 to 29/10/2009
	234,439		2.86	29/10/1999 to 29/10/2009
	410,268		14.24	06/04/2001 to 06/04/2010
	527,487		10.12	03/10/2001 to 03/10/2010
	263,743		4.05	28/03/2002 to 28/03/2011
	263,743		4.26	15/08/2002 to 15/08/2011
	234,439		3.46	22/02/2003 to 22/02/2012
	2,344,391		1.86	30/08/2003 to 30/08/2012
	300,000	+	0.72	28/02/2004 to 28/02/2013
	700,000	+	1.10	29/08/2004 to 29/08/2013
Sum Soon Lim	16,748		0.94	07/10/1999 to 07/10/2004
	41,870		0.80	07/10/1999 to 07/10/2004
	70,331		2.86	29/04/2000 to 29/10/2004
	23,443		2.86	29/10/2000 to 29/10/2004
	93,775		14.24	06/04/2001 to 06/04/2005
	93,775		10.12	03/10/2001 to 03/10/2005
	46,887		4.05	28/03/2002 to 28/03/2006
	46,887		4.26	15/08/2002 to 15/08/2006
	46,887		3.46	22/02/2003 to 22/02/2007
	46,887		1.86	30/08/2003 to 30/08/2007
	25,000	+	0.72	28/02/2004 to 28/02/2008
	35,000	+	1.10	29/08/2004 to 29/08/2008
Robert E. La Blanc	41,870		0.86	07/10/1999 to 07/10/2004
	11,721		2.86	29/04/2000 to 29/10/2004
	11,721		2.86	29/10/2000 to 29/10/2004
	23,443		14.24	06/04/2001 to 06/04/2005
	58,609		10.12	03/10/2001 to 03/10/2005
	29,304		4.05	28/03/2002 to 28/03/2006
	29,304		4.26	15/08/2002 to 15/08/2006
	29,304		3.46	22/02/2003 to 22/02/2007
	29,304		1.86	30/08/2003 to 30/08/2007
	25,000	+	0.72	28/02/2004 to 28/02/2008
	35,000	+	1.10	29/08/2004 to 29/08/2008
Andre Borrel	42,199		2.86	29/04/2000 to 29/10/2004
	23,443		2.86	29/10/2000 to 29/10/2004
	93,775		14.24	06/04/2001 to 06/04/2005
	93,775		10.12	03/10/2001 to 03/10/2005
	46,887		4.05	28/03/2002 to 28/03/2006
	46,887		4.26	15/08/2002 to 15/08/2006
	46,887		3.46	22/02/2003 to 22/02/2007
	46,887		1.86	30/08/2003 to 30/08/2007
	40,000	+	0.72	28/02/2004 to 28/02/2008
	45,000	+	1.10	29/08/2004 to 29/08/2008
Charles E. Thompson	41,870		0.86	07/10/1999 to 07/10/2004
	35,165		2.86	29/04/2000 to 29/10/2004
	23,443		2.86	29/10/2000 to 29/10/2004
	58,609		14.24	06/04/2001 to 06/04/2005
	58,609		10.12	03/10/2001 to 03/10/2005
	29,304		4.05	28/03/2002 to 28/03/2006
	29,304		4.26	15/08/2002 to 15/08/2006
	29,304		3.46	22/02/2003 to 22/02/2007
	29,304		1.86	30/08/2003 to 30/08/2007
	25,000	+	0.72	28/02/2004 to 28/02/2008
	35,000	+	1.10	29/08/2004 to 29/08/2008

	As of		Exercise
	December 31,		price	Exercisable
	2003		S$	period

Tsugio Makimoto	11,721		14.24	06/04/2001 to 06/04/2005
	58,609		10.12	03/10/2001 to 03/10/2005
	29,304		4.05	28/03/2002 to 28/03/2006
	29,304		4.26	15/08/2002 to 15/08/2006
	29,304		3.46	22/02/2003 to 22/02/2007
	29,304		1.86	30/08/2003 to 30/08/2007
	25,000	+	0.72	28/02/2004 to 28/02/2008
	35,000	+	1.10	29/08/2004 to 29/08/2008
Tay Siew Choon	23,443		4.26	15/08/2002 to 15/08/2006
	29,304		3.46	22/02/2003 to 22/02/2007
	234,439		3.88	01/05/2002 to 01/05/2007
	46,887		1.86	30/08/2003 to 30/08/2007
	25,000	+	0.72	28/02/2004 to 28/02/2008
	35,000	+	1.10	29/08/2004 to 29/08/2008
Peter Seah Lim Huat	23,443		3.46	22/02/2003 to 22/02/2007
	46,887		1.86	30/08/2003 to 30/08/2007
	40,000	+	0.72	28/02/2004 to 28/02/2008
	45,000	+	1.10	29/08/2004 to 29/08/2008

+	Options that were granted in 2003.

EMPLOYEE BENEFIT PLANS

Share Option Plan 1999

On March 30, 1999, we adopted our Share Option Plan 1999 (“1999 Option Plan”). The purpose of the plan is to put our company in a competitive position as an employer. Options granted under the 1999 Option Plan may be non-statutory options or incentive stock options intended to qualify under Section 422 of the U.S. Internal Revenue Code.

The 1999 Option Plan is administered by the ERCC. Our employees, employees of SMP, our outside directors and consultants are eligible to receive option grants subject to certain exceptions as provided in the 1999 Option Plan. An individual who owns more than 10% of the total combined voting power of all classes of our outstanding shares is not eligible for the grant of options unless:

•	the exercise price of the option is at least 110% of the fair market value of a share on the date of grant; and

•	in the case of an incentive stock option, such option by its terms is not exercisable after the expiration of five years from the date of grant.

The aggregate number of shares that may be issued under the 1999 Option Plan and under any other share incentive and option schemes or agreements may not exceed 227,647,883 shares, as adjusted from 197,160,000 to give effect to the October 2002 Rights Offering.

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

The exercisability of options outstanding under the 1999 Option Plan may be fully or partially accelerated under certain circumstances such as a change in control of our company, as defined in the 1999 Option Plan. The vesting periods of 17,273,481 outstanding options were accelerated by 12 months upon the closing of our initial public offering in 1999. We amended the 1999 Option Plan in connection with our initial public offering to enable the plan and, at the ERCC’s discretion, awards granted thereunder, to comply with Section 162(m) of the U.S. Internal Revenue Code.

Each grant under the 1999 Option Plan is evidenced by a share option agreement and the term of options granted may not exceed 10 years from the date of grant. If the optionee’s service with us is terminated, the optionee’s outstanding options, to the extent then exercisable, remain exercisable for a specified period (which is based on the reason for the termination) following the date of termination. All options which are not exercisable at the date of termination lapse when the optionee’s service terminates.

As of December 31, 2003, options to purchase 104,223,577 ordinary shares were issued and outstanding under our 1999 Option Plan, of which 16,686,575 were held by our directors and senior management. The exercise prices of these outstanding options range from S$0.69 to S$14.24 and the expiration dates of these options range from April 2004 to December 2013.

On February 27, 2004, we granted options to purchase approximately 17,930,570 ordinary shares under our 1999 Option Plan at an exercise price of S$1.70, which is the fair market value of our ordinary shares at the time of the grant. The optionees are given up to April 12, 2004 to accept those option grants.

The 1999 Option Plan will terminate automatically on January 28, 2009, ten years after the date on which the Board adopted the 1999 Option Plan. The ERCC may amend, suspend or terminate the 1999 Option Plan at any time and for any reason, provided that any amendment which increases the number of shares available for issuance under the 1999 Option Plan, or which materially changes the class of persons who are eligible for the grant of incentive share options, will be subject to the approval of our shareholders.

Employee Share Purchase Plans

In May 2001, we implemented a Chartered Employee Share Purchase Plan 2001 (“the Chartered ESPP 2001”). The purpose of the Chartered ESPP 2001 is to put our company in a competitive position as an employer. Employees purchase shares from our company through payroll deductions.

In May 2001, we also implemented a separate Share Purchase Plan for Employees of SMP 2001 (“the SMP ESPP 2001”). Chartered holds a 49% equity interest in SMP. The terms of this plan are substantially similar to the terms of the Chartered ESPP 2001.

The aggregate number of shares that were available for purchase under the Chartered ESPP 2001 and the SMP ESPP 2001 was 10,000,000 ordinary shares of our company. As a result of our October 2002 Rights Offering, the number of shares available under the Chartered ESPP 2001 and the SMP ESPP 2001 was adjusted to an aggregate number of 11,721,955 shares.

All available shares under the Chartered ESPP 2001 and the SMP ESPP 2001 were issued and allotted by the end of February 2004, and as a result, both the Chartered ESPP 2001 and the SMP ESPP 2001 were terminated. We are therefore proposing a new Chartered ESPP 2004 and the SMP ESPP 2004 for approval by shareholders at our forthcoming Annual General Meeting. The details of this new Chartered ESPP 2004 and the SMP ESPP 2004 will be set out in the Proxy Statement.

EQUITY COMPENSATION PLAN INFORMATION AS OF DECEMBER 31, 2003

(c) Number of securities
remaining available for
future issuance under
	(a) Number of securities to	(b)Weighted-average	equity compensation
	be issued upon exercise of	exercise price of	plans (excluding
	outstanding options,	outstanding options,	securities in column
Plan Category	warrants and rights	warrants and rights	(a))

Equity compensation plans approved by shareholders	104,223,577	$2.67	105,837,421
Equity compensation plans not approved by shareholders	N.A.*	N.A.*	N.A.*
Total	104,223,577	$2.67	105,837,421

*     Note: Our company does not have any equity compensation plans which have not been approved by shareholders.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	MAJOR SHAREHOLDERS

The following table sets forth certain information with respect to each person or group of affiliated persons who is known by us to beneficially own 5% or more of our ordinary shares as of January 31, 2004 based on an aggregate of 2,505,518,801 ordinary shares outstanding as of such date:

	Ordinary Shares (1)
	Beneficially Owned (2)
Shareholders Holding 5% Or More	Number	Percent
Singapore Technologies Semiconductors Pte Ltd	1,510,324,883	60.28%

(1)	The number of ordinary shares listed in this table includes ordinary shares held directly or in the form of ADSs.

(2)	Beneficial ownership is determined in accordance with the rules of the SEC and includes voting and investment power with respect to ordinary shares. Unless otherwise indicated, the persons named in the table have sole voting and sole investment control with respect to all ordinary shares beneficially owned.

As of January 31, 2004, Temasek Holdings (Private) Limited, or Temasek, the principal holding company of the Government of Singapore, owned directly and indirectly, 100% of Singapore Technologies which in turn, owned 100% of ST Semiconductors. Temasek and Singapore Technologies may be deemed to beneficially own the shares owned by ST Semiconductors because they are the parent companies of Singapore Technologies and ST Semiconductors, respectively. On December 29, 2003, Singapore Technologies, as part of its consolidation and streamlining process of its semiconductor investments, transferred all of its 898,409,073 shares, which was equivalent to 35.86% of our outstanding shares, to ST Semiconductors. Hence, as of January 31, 2004, ST Semiconductors held 1,510,324,883 shares, which is 60.28% of our outstanding shares.

As of January 31, 2004, 500,931 of our ordinary shares, representing 0.02% of our outstanding shares, were held by a total of 82 holders of record with addresses in the U.S. As of the same date, 10,289,348 of our ADSs (representing 102,893,480 ordinary shares), representing 4.1% of our outstanding shares, were held by a total of 13 registered holders of record with addresses in the U.S. Since certain of these ordinary shares and ADSs were held by brokers or other nominees, the number of record holders in the U.S. may not be representative of the number of beneficial holders or where the beneficial holders are resident.

B.	RELATED PARTY TRANSACTIONS

The Singapore Technologies Group

Singapore Technologies is a holding company for a group of companies. As of January 31, 2004, Singapore Technologies was, directly and indirectly, wholly owned by Temasek through which the corporate investments of the Government of Singapore are held. Temasek is owned by the Minister for Finance (Incorporated) of Singapore. Singapore Technologies owns 100% of ST Semiconductors. As of January 31, 2004, ST Semiconductors held 1,510,324,883 shares which is 60.28% of our outstanding shares. As ST Semiconductors is wholly owned by Singapore Technologies, which in turn is directly and indirectly wholly owned by Temasek, both Temasek and Singapore Technologies are deemed to have an interest in ST Semiconductors’ shareholding interest in our company.

Singapore Technologies has five principal business groups: engineering, technology, infrastructure, property and financial services. Singapore Technologies has two operating subsidiaries that are engaged in the semiconductor business, namely Chartered and STATS.

STATS specializes in assembly and testing of semiconductors. Singapore Technologies may in the future establish other subsidiaries, or form strategic alliances with companies, which are engaged in the semiconductor business.

As of January 31, 2004, Singapore Technologies through its affiliate owns 60.28% of our outstanding ordinary shares and, as a result, is able to control actions over many matters requiring approval by our shareholders, including the election of directors and approval of significant corporate transactions. Messrs. Lim Ming Seong, Peter Seah Lim Huat and Tay Siew Choon, each a member of our Board of Directors, are employed by companies in the Singapore Technologies group. Mr. Sum Soon Lim is a corporate adviser to both Singapore Technologies and Temasek.

We also have contractual and other business relationships with Singapore Technologies and its affiliates and we engage in material transactions with Singapore Technologies from time to time. Consequently, conflicts of interest may arise between us in certain circumstances. However, we are not obligated to conduct any business with members of the Singapore Technologies group if the costs of doing so are greater than they would be if we were conducting business with unaffiliated third parties.

Financial Support Provided By The Singapore Technologies Group

Singapore Technologies provides us with short-term financing and guarantees some of our debt. As of December 31, 2003, approximately $54.1 million of our debt was guaranteed by Singapore Technologies. Certain of our loan agreements require Singapore Technologies to own at least a majority of our outstanding ordinary shares.

We also contract with Singapore Technologies, a majority of our forward purchases of foreign exchange. From time to time, we advance funds to or borrow funds from Singapore Technologies at interest rates comparable to rates offered by commercial banks in Singapore. We also participate with Singapore Technologies and/or its affiliates in a pooled cash management arrangement managed by a bank. Under the arrangement, cash balances are pooled and daily cash surpluses or shortfalls may, on a short-term basis, be lent to or borrowed from other Singapore Technologies affiliates participating in the arrangement at prevailing interbank rates. We also place short-term deposits with Singapore Technologies and/or its affiliates having maturities of less than three months. The interest income received in 2001, 2002 and 2003 was $20.2 million, $7.5 million and $6.7 million respectively.

We have an oral agreement for a multi-currency $100.0 million short-term credit facility with Singapore Technologies. Interest on the facility accrues at the monthly average interest rate of three specific banks as indicated by Singapore Technologies. Borrowings are unsecured. As of December 31, 2003, there were no borrowings outstanding under this facility. There is a possibility that Singapore Technologies may cease to make this credit facility available to us, as we have not utilized it during the last four years.

While Singapore Technologies has historically provided credit and other support to us, Singapore Technologies has no obligation to continue doing so and the availability and amount of such support will depend on various factors, including our ability to raise funds and the expenses relating to such fundraising.

Corporate Services Provided By Singapore Technologies

We have a service agreement with Singapore Technologies pursuant to which it provides us with services and support which are tangible as well as intangible in nature. In 2003, we revised the rates and amount payable for the services rendered by Singapore Technologies. The services provided by Singapore Technologies include management and corporate support services, such as treasury, cash management, internal audit, training and executive resources, information technology, bank guarantees and provision of standby credit facilities. In addition, Singapore Technologies is able to offer us the benefits of a global network and the “Singapore Technologies” name and Singapore Technologies’ wide spectrum of industries provide us with operational and financial leverage in our dealings with external third parties. In return for those services, support and benefits, we currently pay Singapore Technologies an annual management fee based on a service based fee arrangement. In addition, we reimburse Singapore Technologies for the third-party costs and expenses it incurs on our behalf.

In 2001, 2002 and 2003 management fees paid or payable to Singapore Technologies amounted to $4.0 million, $4.0 million and $3.4 million, respectively. In addition, we reimbursed Singapore Technologies for costs and expenses incurred on our behalf, principally certain of our payroll expenses paid through Singapore Technologies. Those reimbursements totaled $18.3 million, $14.8 million and $8.5 million in 2001, 2002 and 2003, respectively.

The service agreement expires in the event we cease to be a subsidiary of Singapore Technologies. It can be terminated by Singapore Technologies upon our prolonged failure to pay the management fees due to

Singapore Technologies. The management fees we pay Singapore Technologies under the service agreement are itemized to allow us to compare them with similar services provided by unrelated third parties. We also believe that we derive economic benefits from the corporate services and support Singapore Technologies provides us. For example, Singapore Technologies guarantees a portion of our debt and provides standby credit facilities. In addition, we have used Singapore Technologies’ leverage to secure loans and terms (including interest rates and covenants) that we would not otherwise have obtained.

Other Transactions With The Singapore Technologies Group

We transact business with Singapore Technologies and its affiliates in the normal course of our respective businesses.

We paid STATS $9.2 million, $10.4 million and $13.5 million in 2001, 2002 and 2003 respectively, for services rendered in those years. We also paid other affiliates of Singapore Technologies $1.7 million, $1.3 million and $1.4 million in 2001, 2002 and 2003, respectively, for services rendered in those years. We purchased $0.02 million, $0.3 million and $0.2 million in assets from affiliates of Singapore Technologies in 2001, 2002 and 2003, respectively.

Fabs 2 and 3 and our corporate offices are located on land leased to Singapore Technologies by JTC. These leases run until 2024 with conditional options to extend for another 30 years. We have entered into sub-leases with Singapore Technologies for the entire term of the leases for Fabs 2 and 3. The sub-leases for Fab 2 and Fab 3 require us to make rental payments to Singapore Technologies at rates equal to the rent paid by Singapore Technologies to JTC for the subject land through 2006 for Fab 2 and 2024 for Fab 3. The rental rates may be re-negotiated thereafter. In total, we paid Singapore Technologies $1.3 million, $1.1 million and $1.2 million, respectively, in lease payments for 2001, 2002 and 2003.

CSP leases the land on which Fab 6 is located from Singapore Technologies, which in turn leases it from JTC. The agreement provides for the land to be leased to Singapore Technologies until 2027, with a conditional option to extend for an additional 30 years. CSP makes rental payments to Singapore Technologies at rates equal to the rent paid by Singapore Technologies to JTC for the subject land through 2027. CSP paid Singapore Technologies $0.6 million, $0.5 million and $0.5 million in lease payments for 2001, 2002 and 2003, respectively.

Fab 7 is located on land licensed to Singapore Technologies by JTC for a period of three years commencing from March 1, 2000 under the terms of a Building Agreement dated July 30, 2001 for the purpose of entering and building on the land (see “Item 19. Exhibits — Exhibit 4.56”). Under an Agreement for Sub-License and Sub-Lease with Singapore Technologies dated July 30, 2001, (see “Item 19. Exhibits — Exhibit 4.55”) we have a sub-license from Singapore Technologies to this land for a term of three years less one day commencing from March 1, 2000, with license fee payments equal to the license fees payable by Singapore Technologies to JTC under the Building Agreement. We have successfully negotiated with Singapore Technologies to extend the sub-license to December 2004. Upon the completion of the Fab 7 building and the satisfaction of certain conditions contained in the Building Agreement, JTC will lease the land where Fab 7 is located to Singapore Technologies. We will sub-lease this land from Singapore Technologies for a term of 30 years less 1 day with rental payments equal to the rent paid by Singapore Technologies to JTC.

Some of our insurance coverage is held under various insurance policies which are negotiated and maintained by Singapore Technologies but billed directly to us. This enables us to benefit from the group rates negotiated by Singapore Technologies.

We also engage in transactions with other companies directly or indirectly controlled by Temasek, the parent company of Singapore Technologies, in the ordinary course of business. These transactions, such as, phone services from Singapore Telecom and airline tickets from Singapore Airlines are at their prevailing market rates/prices (including where appropriate, preferential rates and discounts) and on customary terms and conditions and are generally not subject to review by the Audit Committee.

C.	INTERESTS OF EXPERTS AND COUNSEL

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

Please see “Item 18. Financial Statements” for a list of financial statements filed under Item 17.

EXPORT SALES

Please see “Item 4. Information On Our Company — Business Overview — Customers and Markets.”

DIVIDEND POLICY

In December 1995 and January 1997, we paid a cash dividend on our ordinary shares in an amount equivalent to US$87,000 and US$93,000, respectively, for the purpose of qualifying our ordinary shares as “trustee stock” eligible for investment by account holders of the Central Provident Fund, a mandatory employee pension plan administered by the Government of Singapore. Except for these dividends, we have not, since our inception, declared or paid any cash dividends on our ordinary shares. We do not currently anticipate paying any cash dividends for 2004. We may, by ordinary resolution, declare dividends at a general meeting, but we may not pay dividends in excess of the amount recommended by our Board of Directors. Our Board of Directors may also declare interim dividends without seeking shareholder approval. We must pay all dividends out of our profits or pursuant to Section 69 of the Companies Act (Chapter 50) of Singapore (the “Companies Act”). In making its recommendation, our Board of Directors will consider, among other things, our future earnings, operations, capital requirements and general financial condition, as well as general business conditions and other factors which our Board of Directors may determine are appropriate. Some of our loan agreements restrict the payment of dividends without the prior consent of the lender. We currently intend to retain future earnings, if any, to finance expansion of our business.

LEGAL PROCEEDINGS

As of January 31, 2004, we are not involved in any legal proceedings that we believe would be harmful to our company.

ITEM 9.	THE OFFER AND LISTING

PRICE RANGE OF OUR ADSs AND ORDINARY SHARES

The following table sets forth, for the periods indicated, the high and low last reported sales prices per ADS and ordinary share since trading on October 29, 1999 as furnished by Nasdaq and the Singapore Exchange. The initial public offering price of our ADSs on October 29, 1999 was $20.00 per ADS and S$3.344 per ordinary share. Per ADS and per share prices below reflect the adjustment due to the October 2002 Rights Offering.

(a)	Annual high and low market prices

	Nasdaq

	High	Low

October 29, through December 31, 1999	$65.63	$28.09
January 1, through December 31, 2000	$95.07	$23.71
January 1, through December 31, 2001	$32.37	$14.72
January 1, through December 31, 2002	$27.10	$3.94
January 1, through December 31, 2003	$11.00	$3.48

	Singapore Exchange

	High		Low

November 1, through December 31, 1999	S$	8.75	S$	4.46
January 1, through December 31, 2000	S$	16.03	S$	4.11
January 1, through December 31, 2001	S$	5.46	S$	2.59
January 1, through December 31, 2002	S$	4.81	S$	0.71
January 1, through December 31, 2003	S$	1.93	S$	0.63

(b)	Quarterly high and low market prices

	Nasdaq

	High	Low

January 1, through March 31, 2002	$27.10	$19.64
April 1, through June 30, 2002	$24.20	$17.52
July 1, through September 30, 2002	$19.20	$5.43
October 1, through December 31, 2002	$6.63	$3.94
January 1, through March 31, 2003	$5.17	$3.48
April 1, through June 30, 2003	$5.75	$3.50
July 1, through September 30, 2003	$9.01	$5.29
October 1, through December 31, 2003	$11.00	$8.51

	Singapore Exchange

	High		Low

January 1, through March 31, 2002	S$	4.81	S$	3.47
April 1, through June 30, 2002	S$	4.28	S$	2.96
July 1, through September 30, 2002	S$	3.29	S$	0.98
October 1, through December 31, 2002	S$	1.20	S$	0.71
January 1, through March 31, 2003	S$	0.90	S$	0.63
April 1, through June 30, 2003	S$	1.00	S$	0.64
July 1, through September 30, 2003	S$	1.54	S$	0.92
October 1, through December 31, 2003	S$	1.93	S$	1.44

(c)	Monthly high and low market prices

	Nasdaq

	High	Low

September 1, through September 30, 2003	$9.01	$6.64
October 1, through October 31, 2003	$11.00	$8.72
November 1, through November 30, 2003	$10.30	$8.51
December 1, through December 31, 2003	$10.10	$8.83
January 1, through January 31, 2004	$11.35	$10.16
February 1, through February 29, 2004	$10.72	$9.76

	Singapore Exchange

	High		Low

September 1, through September 30, 2003	S$	1.54	S$	1.14
October 1, through October 31, 2003	S$	1.93	S$	1.48
November 1, through November 30, 2003	S$	1.80	S$	1.44
December 1, through December 31, 2003	S$	1.73	S$	1.55
January 1, through January 31, 2004	S$	1.89	S$	1.77
February 1, through February 29, 2004	S$	1.81	S$	1.66

The last reported sale price of the ADSs as quoted on Nasdaq on February 27, 2004 was $9.97 per ADS. The last reported sale price of the ordinary shares as quoted on the Singapore Exchange on February 27, 2004 was S$1.71 per ordinary share.

Please see “Item 3. Key Information — Risk Factors — Risks Related to Our Securities and Our Trading Market” regarding the nature of the trading market for our ADSs and ordinary shares.

ITEM 10.	ADDITIONAL INFORMATION

A.	SHARE CAPITAL

Not applicable.

B.	OUR MEMORANDUM AND ARTICLES OF ASSOCIATION

A summary of various provisions in our Memorandum and Articles of Association is provided below. This summary is qualified in its entirety by reference to our Memorandum and Articles of Association (see “Item 19. Exhibits — Exhibit 1”).

Objects and purposes

Our objects and purposes are found in paragraph 3 of our Memorandum of Association. Our main object and purpose includes, but is not limited to, the business of manufacturing, assembling and testing semiconductor components and related activities.

Directors

A Director is not entitled to vote in respect of any contract or arrangement or any other proposal whatsoever in which he has any interest, directly or indirectly. A Director will not be counted in a quorum at a Board of Directors’ meeting in relation to a resolution in which he is not entitled to vote.

The compensation of our Directors is determined by our shareholders in general meeting. Our Directors may vote on the payment of extra compensation to an executive Director, a Director who serves on a Directors’ committee or to a Director who performs services which are outside the scope of the ordinary duties of a Director. Our Directors have the power to determine pensions and other retirement, superannuation, death or disability benefits for an executive Director and to fix the compensation of a President or Chief Executive Officer.

Our Directors may exercise all powers of our company to borrow money, to mortgage or charge its undertaking, property and uncalled capital and to issue debentures and other securities.

At each annual general meeting, at least one-third of our Directors must retire from office by rotation. A retiring Director is eligible for re-election and the Directors to retire every year are those who have been longest in office since their last re-election or appointment. A Director holding office as President or Chief Executive Officer is subject to retirement by rotation as with the other Directors of the company.

No shares are required to be held by a Director for director’s qualification.

No person over the age of 70 years may be appointed as a Director of our company unless an ordinary resolution is passed at our company’s annual general meeting to appoint such person as a director.

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

General meetings of shareholders

We are required to hold an annual general meeting every year. Our Board of Directors may convene an extraordinary general meeting whenever it thinks fit and must do so if shareholders representing not less than 10 per cent. of the total voting rights of all shareholders request in writing that such a meeting be held. In addition, two or more shareholders holding not less than 10 per cent. of our issued share capital may call a meeting. Unless otherwise required by law or by our Articles of Association, voting at general meetings is by ordinary resolution, requiring an affirmative vote of a simple majority of the votes cast at that meeting. An ordinary resolution suffices, for example, for the appointment of directors. A special resolution, requiring the affirmative vote of at least 75 per cent. of the votes cast at the meeting, is necessary for certain matters under Singapore law, including the voluntary winding up of the company, amendments to our Memorandum and Articles of Association, a change of our corporate name and a reduction in our share capital, share premium account or capital redemption reserve fund. We must give at least 21 days’ notice in writing for every general meeting convened for the purpose of passing a special resolution. Ordinary resolutions generally require at least 14 days’ notice in writing. The notice must be given to every shareholder who has supplied us with an address in Singapore for the giving of notices and must set forth the place, the day and the hour of the meeting and, in the case of special business, the general nature of that business.

Voting rights

A shareholder is entitled to attend, speak and vote at any general meeting, in person or by proxy. A proxy need not be a shareholder. A person who holds ordinary shares in the book-entry clearance system maintained by The Central Depository (Pte) Limited, or CDP, will only be entitled to vote at a general meeting as a shareholder if his name appears on the depository register maintained by CDP 48 hours before the general meeting. Except as otherwise provided under our Articles of Association, two or more shareholders holding at least 33⅓ per cent. of our issued and outstanding ordinary shares must be present in person or by proxy to constitute a quorum at any general meeting. Under our Articles of Association, on a show of hands, every shareholder present in person and each proxy shall have one vote, and on a poll, every shareholder present in person or by proxy shall have one vote for each ordinary share held. A poll may be demanded in certain circumstances, including by the chairman of the meeting or by any shareholder present in person or by proxy.

Dividends

We may, by ordinary resolution, declare dividends at a general meeting, but we may not pay dividends in excess of the amount recommended by our Board of Directors. We must pay all dividends out of our profits or pursuant to Section 69 of the Companies Act. Our Board of Directors may also declare interim dividends without seeking shareholder approval. All dividends are paid pro rata among the shareholders in proportion to the amount paid up on each shareholder’s ordinary shares, unless the rights attaching to an issue of any ordinary share provides otherwise. Unless otherwise directed, dividends are paid by cheque or warrant sent through the post to each shareholder at his registered address. Notwithstanding the foregoing, our payment to CDP of any dividend payable to a shareholder whose name is entered in the depository register shall, to the extent of payment made to CDP, discharge us from any liability to that shareholder in respect of that payment.

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

Limitations on rights to hold or vote shares

Except as described in “Voting Rights” above, there are no limitations imposed by our Articles of Association on the rights of shareholders who are non-resident in Singapore to hold or vote ordinary shares.

Provisions discriminating against any existing or prospective holder of shares

There are no provisions in our Articles of Association discriminating against any existing or prospective holder of shares as a result of a shareholder owning a substantial number of shares.

Takeovers

The Singapore Code on Takeovers and Mergers (the “Take-Over Code”) regulates the acquisition of, among others, ordinary shares of public companies and contains certain provisions that may delay, deter or prevent a future takeover or change in control of our company. Any person acquiring an interest, either on his own or together with parties acting in concert with him, in 30% or more of our voting shares or, if such person holds, either on his own or together with parties acting in concert with him, between 30% and 50% (both inclusive) of our voting shares, and acquires additional voting shares representing more than 1% of our voting shares in any six month period, must extend a takeover offer for the remaining voting shares in accordance with the provisions of the Take-Over Code.

“Parties acting in concert” comprise individuals or companies who, pursuant to an arrangement or understanding (whether formal or informal), co-operate, through the acquisition by any of them of shares in a company, to obtain or consolidate effective control of that company. Certain persons are presumed (unless the presumption is rebutted) to be acting in concert with each other. They are as follows: a company and its related and associated companies and companies whose associated companies include any of these companies, a company and its directors (including their close relatives, related trusts and companies controlled by any of the directors, their close relatives and related trusts), a company and its pension funds and employee share schemes, a person and any investment company, unit trust or other fund whose investment such person manages on a discretionary basis, a financial or other professional adviser and its client in respect of shares held by the adviser and persons controlling, controlled by or under the same control as the adviser and all the funds managed by the adviser on a discretionary basis, where the shareholding of the adviser and any of those funds in the client total 10% or more of the client’s equity share capital, directors of a company (including their close relatives, related trusts and companies controlled by any of such directors, their close relatives and related trusts) which is subject to an offer or where the directors have reason to believe a bona fide offer for the company may be imminent, partners, and an individual and his close relatives, related trusts, any person who is accustomed to act in accordance with his instructions and companies controlled by the individual, his close relatives, his related trusts or any person who is accustomed to act in accordance with his instructions.

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

Indemnity

As permitted by Singapore law, our Articles of Association provide that, subject to the Companies Act, we will indemnify our Board of Directors and officers against any liability incurred in defending any proceedings, whether civil or criminal, which relate to anything done or omitted to have been done as an officer, director or employee and in which judgment is given in their favor or in which they are acquitted or in connection with any application under any statute for relief from liability in respect thereof in which relief is granted by the court. We may not indemnify directors and officers against any liability which by law would otherwise attach to them in respect of any negligence, default, breach of duty or breach of trust of which they may be guilty in relation to our company.

Substantial shareholdings

The Companies Act (Chapter 50) and the Securities and Futures Act (Chapter 289) of Singapore require the substantial shareholders of our company to give notice to our company and the Singapore Exchange, including particulars of their interest and the circumstances by reason of which they have such interest, within two business days of their becoming substantial shareholders of our company and of any change in the percentage level of their interest.

Under the Companies Act, a person has a substantial shareholding in our company if he has an interest (or interests) in one or more voting shares in our company and the nominal amount of that share (or the aggregate amount of the nominal amounts of those shares) is not less than 5 per cent. of the aggregate of the nominal amount of all voting shares in our company.

Minority rights

The rights of minority shareholders of Singapore-incorporated companies are protected under Section 216 of the Companies Act, which gives the Singapore courts a general power to make any order, upon application by any shareholder of the company, as they think fit to remedy any of the following situations:

•	the affairs of the company are being conducted or the powers of the board of directors are being exercised in a manner oppressive to, or in disregard of the interests of, one or more of the shareholders; or

•	the company takes an action, or threatens to take an action, or the shareholders pass a resolution, or propose to pass a resolution, which unfairly discriminates against, or is otherwise prejudicial to, one or more of the shareholders, including the applicant.

Singapore courts have wide discretion as to the reliefs they may grant and those reliefs are in no way limited to those listed in the Companies Act itself. Without prejudice to the foregoing, Singapore courts may:

•	direct or prohibit any act or cancel or vary any transaction or resolution;

•	regulate the conduct of our affairs in the future;

•	authorize civil proceedings to be brought in the name of, or on behalf of, our company by a person or persons and on such terms as the court may direct;

•	provide for the purchase of a minority shareholder’s shares by the other shareholders or by our company and, in the case of a purchase of shares by us, a corresponding reduction of the share capital;

•	provide that the Memorandum or Articles of Association be amended; or

•	provide that our company be wound up.

C.	MATERIAL CONTRACTS

The following is a summary of each contract that is material to us and which was entered into by us in the last 2 years. These agreements are also listed in “Item 19 — Exhibits”.

(a)	Loan agreements

CSP entered into a U.S. dollar term loan (the “CSP First Phase Credit Agreement”) for an amount of $143.2 million with several banks and financial institutions for capital expenditure and equipment in March 1998. This loan was fully repaid in 2002. CSP subsequently entered into a Loan Agreement with a syndicate of banks and ABN Amro Bank N.V., Singapore Branch, as agent in September 2000 for an amount of up to $820 million

(known as the “CSP Second Phase Credit Agreement”). On September 18, 2003, CSP entered into a Supplemental Agreement to the Second Phase Credit Agreement to extend the availability period of the loan for a further one year period. See “Item 19. Exhibits — Exhibit 4.3.2”.

In 2002, we announced that we were seeking consents from one or more of our lenders and several of CSP’s lenders to allow us to substantially increase CSP’s net worth to enable CSP to satisfy a total debt to net worth ratio for the CSP First and Second Phase Credit Agreements. Such increase in CSP’s net worth was effected by converting amounts payable by CSP to us into a loan from us to CSP (the “Chartered Loan”). We obtained the necessary consents from the lenders and CSP was in compliance with the total debt to net worth ratio for both loans as of December 31, 2003.

In obtaining the consents, two CSP loan agreements were amended to provide for the subordination of the amount of the Chartered Loan to the amounts due by CSP to its other lenders under the above loans. For copies of the respective Letter Agreements incorporating the Subordination Agreements, see “Item 19. Exhibits — Exhibit 4.1.6 and Exhibit 4.3.4” and for copies of the respective Subordination Agreements, see “Item 19. Exhibits — Exhibit 4.1.5 and Exhibit 4.3.3”.

(b)	Strategic alliances

CSP

Our subsidiary, CSP, is a joint venture between Chartered (51%), EDB Investments (26.5%), Agilent Technologies Europe B.V. (15%) (previously Hewlett-Packard Europe B.V.), and Singapex Investments Pte Ltd, or Singapex (7.5%).

As part of Agilent Technologies, Inc.’s strategy that led to Agilent Technologies Europe B.V. reducing its ownership in CSP in October 2001, Agilent Technologies Europe B.V. relinquished the voting rights of its nominees on the Board of Directors of CSP. The parties entered into Amendment No. 1 dated January 31, 2002 to the Restated Joint Venture Agreement dated October 23, 2001 to effect such change (see “Item 19. Exhibits — Exhibit 4.14”).

SMP

We entered into a Joint Venture Agreement with Lucent Technologies Microelectronics Pte Ltd, now known as Agere Systems Singapore Pte Ltd, to form the Silicon Manufacturing Partners strategic alliance relating to the joint ownership of Fab 5.

As part of the SMP alliance, we also entered into a License and Technology Agreement with SMP and Lucent Technologies Microelectronics Pte Ltd. This agreement has been amended several times, most recently on July 1, 2003 (See “Item 19. Exhibits — Exhibit 4.25”) to provide for additional process technologies to be transferred (for a summary of this arrangement, see “Item 4. Information on Our Company — Business Overview — Strategic Alliances — Silicon Manufacturing Partners”).

(c)	Technology transfer, licenses, joint development and other related agreements

Agere Systems

We entered into a Technology Transfer Agreement with Lucent Technologies Inc., now known as Agere Systems Inc. in February 1998 to transfer technology to one another. Under this Agreement, Lucent and our company transferred to one another 0.25um process technology. The agreement has been amended several times, most recently on March 28, 2002 (see “Item 19. Exhibits — Exhibit 4.29”), for the purpose of updating the list of process technologies transferred to one another.

We also entered into a Patent License Agreement with Agere Systems Inc. in January 1998 which was amended in 2000. Under this Agreement, Agere Systems Inc. and our company granted to one another a license to use certain of each other’s patents and for us to provide wafer capacity to Agere Systems Inc. in lieu of royalty payments for the use of Agere Systems Inc.’s patents.

On September 26, 2002, we entered into a Letter Agreement with Agere Systems Inc. (see “Item 19. Exhibits — Exhibit 4.32”), where in exchange for our agreement to waive Agere Systems Inc.’s capacity shortfall fees under our manufacturing agreement with them, Agere Systems Inc. agreed to treat our royalty obligations under the patent license agreement with Agere Systems Inc. as satisfied until such time as Agere Systems Inc.’s ownership interest in SMP falls below 49%. Thereafter, the existing provisions in the patent license agreement allowing us to offset royalty payments in exchange for the provision of short and long term flexibility in wafer capacity to Agere Systems Inc. continue to apply.

IBM

We entered into a Patent Cross-License Agreement with IBM dated January 1, 2001 (see “Item 19. Exhibits — Exhibit 4.34”). Under this agreement, IBM and our company granted to one another a license to use certain of each other’s patents.

This Agreement was amended effective as of November 26, 2002 to expand the scope of the licenses and to extend the term of the licenses granted to each party (see “Item 19. Exhibits — Exhibit 4.35”).

Effective as of November 26, 2002, we entered into the following agreements with IBM: “SF” Process Development and Cost Sharing Agreement (see “Item 19. Exhibits — Exhibit 4.36”), Copper/Related FEOL Technology License Agreement (see “Item 19. Exhibits — Exhibit 4.37”) and Refundable Cross Deposit Agreement (see “Item 19. Exhibits — Exhibit 4.39”). The “SF” Process Development and Cost Sharing Agreement provides for the development of 90 nm and 65 nm logic processes on 300 mm silicon wafers. Effective as of June 26, 2003, the “SF” Process Development and Cost Sharing Agreement was amended to address certain matters between the parties pertaining to the SF Process 65nm/45nm Development and Cost Sharing Agreement which the parties entered into together with Infineon (see “Item 19. Exhibits — Exhibit 4.38”). Under the Copper/Related FEOL Technology License Agreement, IBM transferred and licensed to Chartered certain know-how and skills relating to certain copper back end of line and related front end of line techniques. Under the Refundable Cross Deposit Agreement, each of IBM and Chartered would deposit certain funds with the other party to secure certain manufacturing capacity in each other’s facility. In addition, effective as of December 19, 2003, a Supplemental Agreement to the Refundable Cross Deposit Agreement was entered into to revise some of the terms relating to the deposit and pricing of the goods sold by Chartered to IBM. (see “Item 19. Exhibits — Exhibit 4.40”).

IBM and Infineon

In August 2003, we extended the “SF” Process Development and Cost Sharing Agreement described above to include Infineon Technologies AG, or Infineon. The IBM, Infineon and Chartered joint development agreement known as “SF Process 65nm/45nm Development and Cost Sharing Agreement” is aimed at 65nm semiconductor manufacturing process technology (see Item “19. Exhibits – Exhibit 4.41”). For more information on the joint development agreements with IBM and Infineon, please see “Item 4. Information on Our Company — Business Overview — Research and Development”.

Motorola

We entered into a Patent License Agreement with Motorola Inc., or Motorola, dated July 1, 2003 (see “Item 19. Exhibits — Exhibit 4.42”). Under this Agreement, Motorola and our company granted to one another a license to use certain of each other’s patents.

(d)	Related Party Agreements

We entered into a Group Management and Support Services Agreement with Singapore Technologies in 1999. In 2003, we revised the rates and amount payable for the services rendered by Singapore Technologies (see “Item 19. Exhibits — Exhibit 4.57 and Exhibit 4.58”).

D.	EXCHANGE CONTROLS

Currently, no exchange control restrictions exist in Singapore. There are no provisions under Singapore law or under our Articles of Association that limit our ADS holders’ ability to exercise their voting rights. However, under the deposit agreement for the ADSs, there may be practical limitations upon the ability of our ADS holders to exercise their voting rights. Please see “Item 3. Key Information — Risk Factors — Risks Related to Our Securities And Our Trading Market — Your voting rights with respect to the ADSs are limited by the terms of the deposit agreement for the ADSs” regarding the practical limitations applicable to holders of our ADSs with respect to voting rights.

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

	Singapore Dollars Per U.S. $1.00
	Noon Buying Rate

Fiscal Year Ended December 31,	Average (1)	High	Low	Period End

1999	1.6951	1.7370	1.6565	1.6670
2000	1.7250	1.7600	1.6535	1.7315
2001	1.7937	1.8540	1.7275	1.8470
2002	1.7908	1.8525	1.7310	1.7352
2003	1.7432	1.7838	1.6990	1.6990

Month	High	Low

September 2003	1.7585	1.7295
October 2003	1.7455	1.7214
November 2003	1.7457	1.7132
December 2003	1.7243	1.6990
January 2004	1.7070	1.6914
February 2004	1.7030	1.6708

(1)	The average of the daily Noon Buying Rates on the last business day of each month during the year.

Certain Singapore dollar amounts contained in this document have been translated to U.S. dollars as of December 31, 2003, at an exchange rate of S$1.707 = US$1.00. No representation is made that the Singapore dollar or U.S. dollar amounts shown in this document could have been or could be converted at such rate or at any other rate.

E.	TAXATION

SINGAPORE TAXATION

The following discussion is a summary of the material Singapore income tax, stamp duty and estate duty consequences of the purchase, ownership and disposal of the ordinary shares or ADSs (collectively the “securities”) to a holder of the securities that is not resident in Singapore. This discussion does not purport to be a comprehensive description of all of the Singapore tax considerations that may be relevant to a decision to purchase, own or dispose of the securities and does not purport to deal with the Singapore tax consequences applicable to all categories of investors. Holders of the securities and prospective purchasers of the securities should consult their own tax advisers as to the Singapore or other tax consequences of the purchase, ownership or disposal of the securities including, in particular, the effect of any foreign, state or local tax laws to which they are subject.

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

Subject to the provisions of any applicable double taxation treaty, non-resident taxpayers who derive certain types of income from Singapore are subject to a withholding tax on that income at a current rate of 22% for the years of assessment 2003 and 2004 (or 15% in the case of interest, royalty and rental of movable equipment), subject to certain exceptions. We are obligated by law to withhold tax at the source.

A corporation will be regarded as being resident in Singapore if the control and management of its business is exercised in Singapore (for example, if the corporation’s board of directors meets and conducts the business of the corporation in Singapore). An individual is tax resident in Singapore in a year of assessment if, in the preceding year, he or she was physically present in Singapore or exercised an employment in Singapore (other than as a director of a company) for 183 days or more, or if he or she resides in Singapore.

Dividend distributions

Dividends received in respect of the ordinary shares or ADSs by either a resident or non-resident of Singapore are not subject to Singapore withholding tax.

Dividends paid out of Tax-Exempt Income or Income subject to Concessionary Tax Rates.

If we pay dividends on the ordinary shares or ADSs out of income received that is exempt from tax because of our pioneer status or out of our income received that is subject to tax at a concessionary rate, if any, such dividends will be free from Singapore tax in the hands of the holders of the ordinary shares and ADSs. Please see “Item 5. Operating and Financial Review and Prospects — Special Tax Status” for a discussion of our tax incentive status.

Dividends paid out of income subject to normal corporate taxation

Imputation System. Before January 1, 2003 (and to a certain extent between January 1, 2003 and December 31, 2007, pursuant to the transitional rules for the new one-tier corporate tax system (see “New One-Tier Corporate Tax System” below)), the imputation system of corporate taxation applied in Singapore. Under this system, the tax we paid on income subject to tax at the prevailing corporate income tax rate (currently 22% for the years of assessment 2003 and 2004) would be imputed to, and deemed to be paid on behalf of, our shareholders upon distribution of such income as dividends. Our shareholders would have received dividends (“Franked Dividends”) net of such tax and would be taxed on the gross amount of dividends (that is, on the amount of net dividends plus an amount equal to the amount of gross dividends multiplied by the prevailing corporate tax rate). In this way, the tax we paid would have been available to our shareholders as a tax credit to offset their tax liability on their overall income subject to Singapore income tax (including the gross amount of dividends).

A non-resident shareholder is effectively taxed on Franked Dividends at the corporate income tax rate. Thus, because tax deducted from the dividend and paid by us at the corporate income tax rate is in effect imputed to, and deemed paid on behalf of, our shareholders (as discussed in the preceding paragraph), no further Singapore income tax will be imposed on net dividends received by a non-resident holder of ordinary shares or ADSs. Further, the non-resident shareholder which does not have a permanent establishment in Singapore and deductible expenses attributed to such dividend income would normally not receive any tax refund from the Inland Revenue Authority of Singapore.

New one-tier corporate tax system

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

However, to enable companies to make use of their unutilized dividend franking credits as of December 31, 2002, there will be a five year transition period from January 1, 2003 to December 31, 2007, during which a company may remain on the imputation system for the purposes of paying Franked Dividends out of its unutilized dividend franking credits as of December 31, 2002.

Accordingly, for so long as we have not moved to the one-tier corporate tax system, shareholders may continue to receive dividends with credits attached as described above under “Imputation System”.

For the period up to 31 December 2007, when the imputation system will co-exist with the one-tier corporate tax system, if we have not moved to the one-tier system, tax vouchers issued by us will distinguish between franked dividends and normal tax exempt dividends not being exempt dividends under the one-tier system, such as dividends paid out of tax-exempt income, approved deduction or further deduction of expenses or foreign tax credit allowed. If we have fully utilized our dividend franking credits (that is, we are required to move to the one-tier system) or if we elect to move to the one-tier system at an earlier date, tax vouchers issued by us will distinguish between normal tax exempt dividends and exempt dividends under the one-tier system. We do not presently intend to migrate to the new one tier corporate tax system until our dividend franking credits as of December 31, 2002 are fully utilized or until the transition period comes to an end, whichever is earlier.

No comprehensive tax treaty currently exists between Singapore and the U.S.

Gains on Disposal of the Ordinary Shares or ADSs. Singapore does not impose tax on capital gains. However, there are currently no specific laws or regulations which address the characterization of capital gains; hence, gains or profits may be construed to be of an income nature and subject to tax, especially if they arise from activities which the Inland Revenue Authority of Singapore regards as the carrying on of a trade or business in Singapore. Thus, any gains or profits from the disposal of the ordinary shares or ADSs are not taxable in Singapore unless the seller is regarded as carrying on a trade or business (for example, one of dealing in securities) in Singapore, in which case the disposal profits would be taxable as such profits would be considered revenue in nature.

Stamp duty

There is no stamp duty payable in respect of the issuance and holding of ordinary shares or ADSs. Where existing ordinary shares or ADSs evidenced in certificated form are acquired in Singapore, stamp duty is payable on the instrument of transfer of the ordinary shares or ADSs at the rate of S$2.00 for every S$1,000 or part thereof of the consideration for, or market value of, the ordinary shares or ADSs, whichever is higher. The stamp duty is borne by the purchaser unless there is an agreement to the contrary. Where an instrument of transfer is executed outside Singapore or no instrument of transfer is executed, no stamp duty is payable on the acquisition of existing ordinary shares or ADSs. However, stamp duty may be payable if the instrument of transfer is executed outside Singapore and received in Singapore.

Estate duty

In the case of an individual who is not domiciled in Singapore, Singapore estate duty is imposed on the value of immovable properties of the individual situated in Singapore. Estate duty is not imposed on the movable properties in Singapore owned by a non-domiciled person. Thus, an individual holder of the ordinary shares or ADSs who is not domiciled in Singapore at the time of his or her death will not be subject to Singapore estate duty on the value of the ordinary shares or ADSs held by the individual upon the individual’s death.

Prospective purchasers of ordinary shares or ADSs who are individuals, whether or not domiciled in Singapore, should consult their own tax advisers regarding the Singapore estate duty consequences of their investment and ownership of such ordinary shares and/or ADSs.

U.S. FEDERAL TAXATION

The following is a summary of certain material U.S. federal income and estate tax consequences that may be relevant to a U.S. holder with respect to the acquisition, ownership and disposition of ordinary shares or ADSs. For purposes of this summary, a “U.S. holder” is a beneficial owner of ordinary shares or ADSs who is included in at least one of the following categories:

•	citizens or residents of the U.S. for U.S. federal income tax purposes,

•	corporations or other entities created or organized under the laws of the U.S. or of any political subdivision thereof,

•	estates the income of which is subject to U.S. federal income taxation regardless of source,

•	any trust the administration of which is subject to the primary supervision of a U.S. court and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust, or, if the trust was in existence on August 20, 1996, has elected to continue to be treated as a U.S. person, or

•	persons otherwise subject to U.S. federal income taxation on their worldwide income regardless of its source.

This summary deals only with ordinary shares and ADSs held as capital assets (within the meaning of section 1221 of the Internal Revenue Code of 1986, as amended (the “Code”)) and does not address the tax consequences applicable to holders that may be subject to special tax rules, including without limitation financial institutions, insurance companies, regulated investment companies, dealers in securities or currencies, persons holding ordinary shares or ADSs as a hedge against currency risks or as a position in a “straddle” or “conversion transaction” or other integrated investment transaction for tax purposes, persons whose “functional currency” is not the U.S. dollar, or holders of 10% or more, by voting power or value, of the stock of our company. This summary is based upon the Code, existing temporary and proposed Treasury Regulations, Internal Revenue Service (“IRS”) rulings and judicial decisions as now in effect and as currently interpreted and does not take into account possible changes in such tax laws or interpretations, any of which may be applied retroactively and could affect the tax consequences described below. This summary further is based in part on the assumption that each obligation in the deposit agreement and any related agreement will be performed in accordance with its terms.

Ownership of ADSs

For U.S. federal income tax purposes, U.S. holders of ADSs will be treated as the owners of the ordinary shares represented by such ADSs.

Dividends

Subject to the passive foreign investment company rules discussed below, distributions of cash or property (other than certain distributions of ordinary shares, if any) with respect to ordinary shares will be generally included in income by a U.S. holder as foreign source dividend income at the time of receipt, which in the case of a U.S. holder of ADSs generally will be the date of receipt by the depositary, to the extent such distributions are made from the current or accumulated earnings and profits of our company (as determined under U.S. federal income tax principles). Such dividends will not be eligible for the dividends received deduction generally allowed to corporate U.S. holders. To the extent, if any, that the amount of any distribution by our company exceeds our company’s current and accumulated earnings and profits as determined under U.S. federal income tax principles, it will be treated first as a tax-free return of the U.S. holder’s tax basis in the ordinary shares or ADSs and thereafter as capital gain.

A U.S. holder will not be eligible for a foreign tax credit against its U.S. federal income tax liability for Singapore dividend distribution taxes, if any, paid by our company. U.S. holders should be aware that dividends paid by our company generally will constitute “passive income” or, in the case of certain U.S. holders, “financial services income” for purposes of the foreign tax credit.

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

Dividends received by a non-corporate U.S. holder on the ordinary shares or ADSs for taxable years of such holder beginning after December 1, 2002 and before January 1, 2009 may be taxed at the lower applicable capital gains rate provided that (1) we are not a PFIC (as discussed below) for either our taxable year in which the dividend was paid or the preceding taxable year, (2) our ADSs or ordinary shares are readily tradeable on an established securities market in the United States and (3) certain holding period requirements are met. You should consult your own tax advisors regarding the availability of the lower rate for dividends paid with respect to ADSs or ordinary shares.

Sale or exchange of ordinary shares or ADSs

Subject to the passive foreign investment company rules discussed below, a U.S. holder generally will recognize capital gain or loss on the sale or exchange of ordinary shares or ADSs equal to the difference between the amount realized on such sale or exchange and the U.S. holder’s tax basis in the ordinary shares or ADSs, as the case may be. Such gain or loss will be long-term capital gain or loss if the ordinary shares or ADSs, as the case may be, were held for more than one year. Gain or loss, if any, recognized by a U.S. holder generally will be treated as U.S. source income or loss for U.S. foreign tax credit purposes.

PFIC rules

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

We do not believe that we satisfied either of the tests for PFIC status in 2003. However, there can be no assurances that we will not be a PFIC in 2004 or a later year. If, for example, the “passive income” earned by us exceeds 75% or more of our “gross income”, we will be a PFIC under the “income test”. In addition, it is also possible that we will be a PFIC under the “asset test”. The determination of the value of our assets will be based in part on the market price of our ordinary shares and ADSs. Because we have historically held, and may continue to hold a substantial amount of passive assets, there is a substantial risk that we may be a PFIC in 2004 or in a later year. Passive income for PFIC purposes includes, among other things, interest, dividends, royalties, rents and annuities. For manufacturing businesses, gross income for PFIC purposes should be determined by reducing total sales by the cost of goods sold. Although not free from doubt, if our cost of goods sold exceeds our total sales by an amount greater than the amount of all of our other income (excluding total sales), such that we are treated as if we had no gross income for PFIC purposes, we would not be a PFIC as a result of the income test.

If we were to be a PFIC at any time during a U.S. holder’s holding period, such U.S. holder would be required to either: (i) pay an interest charge together with tax calculated at maximum ordinary income rates on “excess distributions,” which is defined to include gain on a sale or other disposition of ordinary shares or ADSs, or (ii) so long as the ordinary shares or ADSs are “regularly traded” on a qualifying exchange, elect to recognize as ordinary income each such year the excess in the fair market value, if any, of its ordinary shares or ADSs at the end of the taxable year over such holder’s adjusted basis in such ordinary shares or ADSs and, to the extent of prior inclusions of ordinary income, recognize ordinary loss for the decrease in value of such ordinary shares or ADSs (the “mark to market” election). For this purpose, the Nasdaq National Market will qualify as a qualifying exchange. U.S. holders are strongly urged to consult their own tax advisers regarding the application of the PFIC rules.

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

Backup withholding tax and information reporting requirements

In general, information reporting requirements will apply to payments of dividends in respect of the ordinary shares or ADSs or the proceeds received on the sale, exchange or redemption of the ordinary shares or ADSs by a paying agent within the U.S. to a non-corporate U.S. holder that is not otherwise exempt, and a backup withholding tax may apply to such amounts if the U.S. holder fails to provide an accurate taxpayer identification number to the paying agent. Amounts withheld as backup withholding will be creditable against the U.S. holder’s U.S. federal income tax liability, provided that the required information is furnished in a timely manner to the Internal Revenue Service.

The above summary is not intended to constitute a complete analysis of all tax consequences relating to ownership of ordinary shares or ADSs. You should consult your tax adviser concerning the tax consequences of your particular situation.

F.	DIVIDENDS AND PAYING AGENTS

Not applicable.

G.	STATEMENT BY EXPERTS

Not applicable.

H.	DOCUMENTS ON DISPLAY

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

I.	SUBSIDIARY INFORMATION

For more information on our subsidiaries, please see “Item 4. Information on Our Company — Organizational Structure”.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Quantitative and qualitative disclosures about market risk

Our exposure to financial market risks derives primarily from the changes in interest rates and foreign exchange rates. To mitigate these risks, our company utilizes derivative financial instruments, the application of which is primarily for hedging purposes and not for speculative purposes.

Interest rate risk

Our cash equivalents and short-term investments are exposed to financial market risk due to fluctuation in interest rates, which may affect our interest income and the fair market value of our investments. We manage the exposure to financial market risk by performing on-going evaluations of our investment portfolio and investing in short-term investment-grade corporate securities. These securities are highly liquid and generally mature within 12 months from our purchase date. Due to the short maturities of our investments, the carrying value approximates the fair value. In addition, we do not use our investments for trading or other speculative purposes.

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

As of December 31, 2003, our debt obligations are as follows:

As Of December 31, 2003

Expected Maturity Date
(In Thousands, Except Interest Rate)

				There-
	2004	2005	2006	After	Total	Fair Value	Weighted Average Interest Rate

LONG TERM DEBT
Singapore dollar at fixed rate (1)	$56,327	$56,327	$14,645	—	$127,299	$131,253	5.7774%
U.S. dollar at floating rate	167,333	167,333	167,334	—	502,000	502,000	1.9375%
2.5% convertible notes(2)	—	—	575,000	—	575,000	607,059	5.2500%
Other	—	—	8,453	—	8,453	8,453	5.2500%

Total	$223,660	$223,660	$765,432	—	$1,212,752	$1,248,765

	As Of December 31, 2002

	Total	Fair Value

LONG TERM DEBT
Singapore dollar at fixed rate (1)	$188,692	$195,091
U.S. dollar at floating rate	377,000	377,000
2.5% convertible notes(2)	575,000	616,308
Other	39,239	39,065

Total	$1,179,931	$1,227,464

	As Of December 31

	2002	2003

ACCOUNTS PAYABLE
U.S. dollar	$84,456	$39,136
Singapore dollar	16,156	15,383
Japanese yen	14,906	4,158
Others	11,474	1,876

Total Payable	$126,993	$60,553

(1)	We have entered into forward foreign contracts related to a portion of these amounts to exchange the related cash flows to U.S. dollars. Please see “Foreign Currency Risk” below.

(2)	In January 2003, we entered into an additional swap in connection with a previously executed swap in 2001. The previously executed interest rate swap contract is in respect of the fixed-rate obligations associated with $200.0 million of the convertible notes issued in April 2001, with the effect of swapping the fixed-rate interest obligations to a floating-rate obligation based on LIBOR rates to hedge against fair value risk. The additional swap has incorporated the hedging of the accreting portion of the bond that was not included in the original swap, thereby increasing the hedge effectiveness. The fair value of the two interest rate swap contracts at December 31, 2003 was $4.1 million.

In August 2003, we entered into an interest rate swap contract in respect of the fixed-rate obligations associated with $375.0 million of the convertible notes issued in April 2001, with the effect of swapping the fixed-rate interest obligations to a floating-rate obligation based on LIBOR rates to hedge against fair value risk. The swap also incorporated hedging of the accreting portion of the convertible notes. The fair value of this interest rate swap contract at December 31, 2003 was $32.9 million.

As of December 31, 2003, 10.6% of our outstanding debt obligations bore fixed interest rates (inclusive of Singapore dollar floating rate debt which has been swapped to U.S. dollar fixed rate debt). We have no cash flow or earnings exposure due to market interest rate changes for our fixed debt obligations. 89.4% of our outstanding debt obligations bear floating interest rates (inclusive of the $575 million fixed rate interest obligations associated with the convertible notes which was swapped into a floating rate obligation). We have cash flow and earnings exposure due to market interest rate changes for our floating debt obligations. A half percentage point change in interest rates would affect our interest payments by 24.5% annually.

Foreign currency risk

Our foreign currency exposures give rise to market risk associated with exchange rate movements of the U.S. dollar, which is our functional currency, against the Japanese yen, the Singapore dollar and the Euros. A substantial part of our debt is denominated in foreign currencies, primarily Singapore dollars. Substantially all of our revenue was denominated in U.S. dollars during the year ended December 31, 2003 and as a result, we had relatively little foreign currency exchange risk with respect to any of our revenue. In 2003, approximately 21% of our cost of revenue was denominated in Singapore dollars. In addition, approximately 53% of our capital expenditures were denominated in U.S. dollars, approximately 20% were denominated in Euros, approximately 11% were denominated in Japanese yen and approximately 16% were denominated in Singapore dollars.

To protect against reductions in value and the volatility of future cash flows caused by changes in foreign exchange rates, we utilize currency forward contracts to minimize the impact of foreign currency fluctuations on our results of operations. We utilize, from time to time, currency forward contracts as economic hedges so as to minimize our exposure to specific currency risks related to equipment purchase commitments, primarily in Japanese yen and Euros. In addition, we minimize our currency risk by purchasing certain raw materials and equipment in U.S. dollars and borrowing in U.S. dollars. The table below provides information about our derivative financial instruments and presents the information in U.S. dollar equivalents.

	As Of December 31, 2003
	Expected Maturity Date Of Notional Amounts					As Of December 31,
	(In Thousands, Except Exchange Rate)					2002

			There-		Fair		Fair
	2004	2005	After	Total	Value	Total	Value

FORWARD FOREIGN EXCHANGE AGREEMENTS
(Receive Yen/Pay US$) Contract Amount	$11,614	—	—	$11,614	$958	$11,401	$84
Average Contractual Exchange Rate	115.05
(Receive S$/Pay US$) Contract Amount	$54,137	$27,846	—	$81,983	$1,516	$93,948	$1,181
Average Contractual Exchange Rate	1.73	1.73
(Receive Euros/Pay US$) Contract Amount	$3,295	—	—	$3,295	$354	$12,676	$183
Average Contractual Exchange Rate	1.146

Total Contract Amount	$69,046	$27,846	—	$96,892	$2,828	$118,025	$1,448

	As Of December 31, 2003
	Expected Maturity Date Of Notional Amounts						As Of December 31,
	(In Thousands, Except Exchange Rate)						2002

				There-		Fair		Fair
	2004	2005	2006	After	Total	Value	Total	Value

CROSS CURRENCY SWAP
(Swapping S$ into US$) Contract Amount (1)	$29,290	$29,290	$14,645	—	$73,225	$(4,495)	$100,415	$(8,853)

Total	$29,290	$29,290	$14,645	—	$73,225	$(4,495)	$100,415	$(8,853)

(1)	We have entered into a cross currency swap to convert one of the Singapore dollar fixed rate loans to a U.S. dollar denominated fixed rate instrument.

	As Of December 31, 2003			As Of December 31, 2002

	Carrying	Amount	Percentage	Carrying	Amount	Percentage
	Amount	Hedged	Hedged	Amount	Hedged	Hedged

NON-US DOLLAR LIABILITIES
Accounts Payable
Japanese yen	$4,158	$4,158	100.0%	$14,906	$11,401	76.0%
Singapore dollar	15,383	15,383	100.0	16,156	—	—
Others	1,876	1,876	100.0	11,474	11,474	100.0
Foreign Currency Loan
Singapore dollar	127,299	127,299	100.0	188,692	188,692	100.0
Future Interest Payable on Debt
Singapore dollar	2,507	2,507	100.0	3,647	3,647	100.0

Total	$151,223	$151,223	100.0%	$234,875	$215,214	91.6%

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15.	CONTROLS AND PROCEDURES

The company maintains disclosure controls and procedures that are designed to ensure that information required to be disclosed in the Company’s Exchange Act reports is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to the company’s management, including its Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. In designing and evaluating the disclosure controls and procedures, management recognized that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, and management necessarily was required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures. Also, the company has investments in certain unconsolidated entities. As the company’s control is limited only to certain management and operational aspects of these entities, its disclosure controls and procedures with respect to such entities are necessarily limited compared to those it maintains with respect to its consolidated subsidiaries.

The company carried out an evaluation, under the supervision and with the participation of the company’s management, including the company’s Chief Executive Officer and the company’s Chief Financial Officer, of the effectiveness of the design and operation of the company’s disclosure controls and procedures as of December 31, 2003. Based on the foregoing, the company’s Chief Executive Officer and Chief Financial Officer concluded that the company’s disclosure controls and procedures were effective as of such date.

There have been no significant changes in the company’s internal controls or in other factors that could significantly affect the internal controls subsequent to the date the company completed its evaluation.

ITEM 16.

A.	AUDIT COMMITTEE FINANCIAL EXPERT

Our Audit Committee members are Messrs. Philip Tan Yuen Fah (chairman), Sum Soon Lim, Robert E. La Blanc and Andre Borrel (as of February 5, 2004). Please see “Item 6. Directors, Senior Management and Employees” for their experience and qualifications. The Board has determined that none of these individuals, as of February 5, 2004, meet all of the criteria required to be named a “Financial Expert,” as defined in applicable rules of the Securities and Exchange Commission. In view of the very specific criteria required to be satisfied in order to qualify as a “Financial Expert”, the Board has not been able to identify such a person within this period and is making efforts to identify an individual who will be able to meet those criteria.

B.	CODE OF ETHICS

The company has adopted a Code of Ethics that is applicable to all its directors, senior management and employees. The Code of Ethics contains general guidelines for conducting the business of the company.

The company will make available a copy of the Code of Ethics to any person without charge, if a written request is made to its Company Secretary at the company’s registered address at 60 Woodlands Industrial Park D, Street 2, Singapore 738406.

C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

		(in $ thousands)
	Audit fees	Audit-related fees	Tax fees	Others	Total
2002	632	37	30	2	701
2003	466	109	157	1	733

Audit-related fees

Services provided primarily consist of services connected with securities filing documents, accounting issues research and technical assistance.

Tax fees

Services provided primarily consist of routine corporate tax advisory services and compilation of corporate tax returns.

Others

Services provided primarily consist of provision of training and research materials.

In April 2003, the Audit Committee pre-approved a list of services that could be rendered by the principal accountant in 2003 pursuant to pre-approval policies and procedures established by the Audit Committee. For services other than those specified, approval would need to be obtained from the Audit Committee prior to the performance of such services. Services provided by the principal accountant in 2003 were allowable services that were pre-approved by the Audit Committee.

D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

The current Nasdaq rules require that our Audit Committee be comprised solely of independent directors. Although one of our Audit Committee members does not qualify as independent director under the Nasdaq rules, we are currently exempt from this requirement pursuant to an exemption we previously received from Nasdaq. In the event we are no longer able to rely on this exemption in the future, we anticipate that we would rely on the Nasdaq rule which permits one non-independent director to be appointed to the Audit Committee for a period of up to two years if the Board makes a determination that, under exceptional and limited circumstances, the director’s membership on the committee is in the best interests of the company and its shareholders.

PART III

ITEM 17.	FINANCIAL STATEMENTS

See Item 18 for a list of financial statements filed under Item 17.

ITEM 18.	FINANCIAL STATEMENTS

The following financial statements are filed as part of this document, together with the report of the independent auditors:

Chartered Semiconductor Manufacturing Ltd, Consolidated Financial Statements

Independent Auditors’ Report

Consolidated Balance Sheets as of December 31, 2002 and 2003

Consolidated Statements of Operations for the years ended December 31, 2001, 2002 and 2003

Consolidated Statements of Comprehensive Income (Loss) for the years ended December 31, 2001, 2002 and 2003

Consolidated Statements of Shareholders’ Equity for the years ended December 31, 2001, 2002 and 2003

Consolidated Statements of Cash Flows for the years ended December 31, 2001, 2002 and 2003

Notes to Consolidated Financial Statements

Silicon Manufacturing Partners Pte Ltd, Financial Statements

Independent Auditors’ Report

Balance Sheets as of December 31, 2002 and 2003

Profit and Loss Accounts for the years ended December 31, 2001, 2002 and 2003

Statements of Changes in Equity for the years ended December 31, 2001, 2002 and 2003

Statements of Cash Flows for the years ended December 31, 2001, 2002 and 2003

Notes to the Financial Statements

ITEM 19.	EXHIBITS

1(1)	Memorandum and Articles of Association of the company.

2.1(2)	Specimen certificate for ordinary shares.

2.2(3)	Deposit Agreement dated November 4, 1999 by and among the company, Citibank, N.A. and the holders and beneficial owners of American Depositary Shares evidenced by American Depositary Receipts issued thereunder (including as an exhibit, the form of American Depositary Receipt).

Loan Agreements and Indentures

4.1.1(8)	Credit Agreement dated March 12, 1998 by and among Chartered Silicon Partners Pte Ltd, the banks named on the signature pages thereto, as lenders, and ABN Amro Bank N.V. Singapore Branch, as agent, as amended by the First Supplemental Agreement dated December 14, 1998.

4.1.2(3)	Second Supplemental Agreement dated November 9, 1999 by and among Chartered Silicon Partners Pte Ltd, the banks on the signature pages thereto, as Lenders, and ABN Amro Bank N.V. Singapore Branch, as agent.

4.1.3(6)	Third Supplemental Agreement dated December 14, 2000 by and among Chartered Silicon Partners Pte Ltd, the banks on the signature pages thereto, as Lenders and ABN Amro Bank N.V. Singapore Branch, as agent.

4.1.4(5)	Fourth Supplemental Agreement dated May 21, 2002 by and among Chartered Silicon Partners Pte Ltd, the banks on the signature pages thereto, as Lenders and ABN Amro Bank N.V. Singapore Branch, as agent.

4.1.5(5)	Subordination Agreement dated June 28, 2002 by and among the company, Chartered Silicon Partners Pte Ltd as Borrower and ABN Amro Bank N.V. Singapore Branch as Security Trustee, relating to the CSP First Phase Credit Agreement.

4.1.6(5)	Letter dated June 26, 2002 from ABN Amro Bank N.V., Singapore Branch to Chartered Silicon Partners Pte Ltd amending the CSP First Phase Credit Agreement by incorporating the Subordination Agreement relating to the CSP First Phase Credit Agreement.

4.2.1(8)	Shareholders Undertaking dated July 1, 1998 by and among the company, Chartered Silicon Partners Pte Ltd, EDB Investments Pte Ltd, Hewlett-Packard Europe B.V. and ABN Amro Bank N.V. Singapore Branch, as Agent, as supplemented on December 16, 1998.

4.2.2(3)	Second Supplemental Shareholders Undertaking dated November 9, 1999 by and among Chartered Silicon Partners Pte Ltd, as Borrower, the company, EDB Investments Pte Ltd, Agilent Technologies Europe B.V., as Shareholders, Hewlett-Packard Europe B.V., as Retiring Shareholder, and ABN Amro Bank N.V. Singapore Branch, as Agent.

4.2.3(6)	Third Supplemental Shareholders Undertaking dated December 14, 2000 by and among Chartered Silicon Partners Pte Ltd, as Borrower, the company, EDB Investments Pte Ltd, Agilent Technologies Europe B.V., as Shareholders, and ABN Amro Bank N.V. Singapore Branch, as Agent.

4.3.1(4)	Credit Agreement dated September 28, 2000 by and among Chartered Silicon Partners Pte Ltd, the banks on the signature pages thereto, as Lenders, and ABN Amro Bank N.V., Singapore Branch, as agent and security trustee (the “CSP Second Phase Credit Agreement”).

4.3.2(7)	Supplemental Agreement dated September 18, 2003 by and among Chartered Silicon Partners Pte Ltd as Borrower, the banks on the signature pages thereto, as Lenders, and ABN Amro Bank N.V., Singapore Branch, as Agent and Security Trustee relating to the CSP Second Phase Credit Agreement.

4.3.3(5)	Subordination Agreement dated June 28, 2002 by and among the company, Chartered Silicon Partners Pte Ltd as Borrower and ABN Amro Bank N.V. Singapore Branch as Security Trustee, relating to the CSP Second Phase Credit Agreement.

4.3.4(5)	Letter dated June 26, 2002 from ABN Amro Bank N.V., Singapore Branch to Chartered Silicon Partners Pte Ltd amending the CSP Second Phase Credit Agreement by incorporating the Subordination Agreement relating to the CSP Second Phase Credit Agreement.

4.4(6)	Shareholders’ Undertaking dated December 14, 2000 by and among Chartered Silicon Partners Pte Ltd as Borrower, the company, EDB Investments Pte Ltd, Agilent Technologies Europe B.V., as Shareholders and ABN Amro Bank N.V., Singapore Branch as Security Trustee.

4.5(8)	Syndicated Credit Facilities Agreement dated September 3, 1999 by and among Silicon Manufacturing Partners Pte Ltd as Borrower, ABN Amro Bank N.V. Singapore Branch, Citibank, N.A. Singapore Branch and Overseas Union Bank Limited, as Lead Arrangers, the banks and financial institutions named on the signature pages thereto, as Lenders, Citicorp Investment Bank (Singapore) Limited, as Facility Agent and Security Agent.

4.6(9)	Supplemental Agreement dated July 20, 2000 (the “Supplemental Agreement”) to the Syndicated Credit Facilities Agreement dated September 3, 1999 by and among Silicon Manufacturing Partners Pte Ltd as Borrower, ABN Amro Bank N.V. Singapore Branch, Citibank, N.A. (Singapore Branch) and Overseas Union Bank Limited, as Lead Arrangers, the banks and financial institutions named on the signature pages thereto, as Lenders, Citicorp Investment Bank (Singapore) Limited, as Facility Agent, and Security Agent.

4.7(8)	Shareholders Undertaking dated September 3, 1999 by and among the company, Lucent Technologies Microelectronics Pte Ltd, Silicon Manufacturing Partners Pte Ltd and Citicorp Investment Bank (Singapore) Limited.

4.8(9)	Amendment dated May 2, 2001 to (a) the Syndicated Credit Facilities Agreement dated September 3, 1999 by and among Silicon Manufacturing Partners Pte Ltd as Borrower, ABN Amro Bank N.V. Singapore Branch, Citibank, N.A. (Singapore Branch) and Overseas Union Bank Limited, as Lead Arrangers, the banks and financial institutions named on the signature pages thereto, as Lenders, Citicorp Investment Bank (Singapore) Limited, as Facility Agent, and Security Agent, the company and Lucent Technologies Microelectronics Pte Ltd, as amended by the Supplemental Agreement and to (b) the Shareholders Undertaking dated September 3, 1999 by and among the company, Lucent Technologies Microelectronics Pte Ltd, Silicon Manufacturing Partners Pte Ltd and Citicorp Investment Bank (Singapore) Ltd.

4.9(6)	Loan Agreement dated November 24, 1999 by and between Economic Development Board and Chartered Silicon Partners Pte Ltd.

4.10(8)	EDB Loan Agreement dated April 14, 1997 by and between the company and the Economic Development Board of Singapore, as supplemented on May 29, 1997.

4.11(10)	Indenture dated as of April 2, 2001 by and between the company and Wells Fargo Bank Minnesota, National Association.

4.12(10)	Supplemental Indenture dated as of April 2, 2001, by and between the company and Wells Fargo Bank Minnesota, National Association.

Strategic Alliances

CSP

4.13(11)	Deed of Accession and Ratification dated October 22, 2001 by and among the company, EDB Investments Pte Ltd, Agilent Technologies Europe B.V. and Singapex Investments Pte Ltd relating to the Joint Venture Agreement dated March 13, 1997, as amended and restated on October 23, 2001(the “Restated Joint Venture Agreement” dated October 23, 2001).

4.14(11)	Amendment Agreement No. 1 dated January 31, 2002 to Restated Joint Venture Agreement dated October 23, 2001.

4.15(2)(+)	Assured Supply and Demand Agreement dated July 4, 1997 by and among the company, Chartered Silicon Partners Pte Ltd and Hewlett-Packard Company.

4.16(2)(+)	Amendment Agreement No. 2 to Assured Supply and Demand Agreement dated June 17, 1999 by and among the company, Chartered Silicon Partners Pte Ltd and Hewlett-Packard Company, which replaces the amendments contained in Amendment Agreement No. 1 to Assured Supply and Demand Agreement dated November 5, 1998.

4.17(3)	Novation and Amendment Agreement dated November 9, 1999 by and among Chartered Silicon Partners Pte Ltd, the company, Hewlett-Packard Company and Agilent Technologies, Inc. relating to the Assured Supply and Demand Agreement 64-225 dated July 4, 1997, as amended.

SMP

4.18(2)(+)	Joint Venture Agreement dated December 19, 1997 by and between the company and Lucent Technologies Microelectronics Pte Ltd.

4.19(2)(+)	Assured Supply and Demand Agreement dated February 17, 1998 by and among the company, Silicon Manufacturing Partners Pte Ltd and Lucent Technologies Microelectronics Pte Ltd.

4.20(2)(+)	Supplemental Assured Supply and Demand Agreement dated September 3, 1999 by and among the company, Silicon Manufacturing Partners Pte Ltd and Lucent Technologies Microelectronics Pte Ltd.

4.21(2)(+)	License and Technology Transfer Agreement dated February 17, 1998 by and among the company, Lucent Technologies Microelectronics Pte Ltd and Silicon Manufacturing Partners Pte Ltd.

4.22(15)(+)	Amendment Agreement (No. 1) to License and Technology Transfer Agreement dated July 27, 2000 by and between the company, Lucent Technologies Microelectronics Pte Ltd and Silicon Manufacturing Partners Pte Ltd.

4.23(13)(+)	Amendment Agreement (No. 2) dated March 22, 2001 to License and Technology Transfer Agreement dated February 17, 1998 by and between the company, Agere Systems Singapore Pte Ltd (formerly known as “Lucent Technologies Microelectronics Pte Ltd”) and Silicon Manufacturing Partners Pte Ltd.

4.24(14)(+)	Amendment Agreement (No. 3) dated March 28, 2002 to License and Technology Transfer Agreement dated February 17, 1998 by and among the company, Agere Systems Singapore Pte Ltd (formerly known as “Lucent Technologies Microelectronics Pte Ltd”) and Silicon Manufacturing Partners Pte Ltd.

4.25(7)(+)	Amendment Agreement (No. 4) dated July 1, 2003 to License and Technology Transfer Agreement dated February 17, 1998 by and among the company, Agere Systems Singapore Pte Ltd (formerly known as “Lucent Technologies Microelectronics Pte Ltd”) and Silicon Manufacturing Partners Pte Ltd.

Technology transfer, license, joint development and other related agreements

Agere/Lucent

4.26(2)(+)	Technology Transfer Agreement dated February 17, 1998 by and between the company and Lucent Technologies Inc.

4.27(13)(+)	Amendment Agreement (No. 1) dated July 31, 2000 to Technology Transfer Agreement dated February 17, 1998 between Lucent Technologies Inc. and the company.

4.28(13)(+)	Amendment Agreement (No. 2) dated March 20, 2001 to Technology Transfer Agreement dated February 17, 1998 between Agere Systems Inc. (formerly known as the “Microelectronics Group of Lucent Technologies Inc.”) and the company.

4.29(14)(+)	Amendment Agreement (No. 3) dated March 28, 2002 to Technology Transfer Agreement dated February 17, 1998 between Agere Systems Inc. (formerly known as the “Microelectronics Group of Lucent Technologies Inc.”) and the company.

4.30(2)(+)	Patent License Agreement dated January 1, 1998 by and between the company and Lucent Technologies Inc.

4.31(19)(+)	Patent License Agreement Amendment dated August 3, 2000 by and between the company and Lucent Technologies Inc.

4.32(15)	Letter Agreement dated September 26, 2002 by and between the company and Agere Systems Inc. amending the Patent License Agreement between the parties dated January 1, 1998.

Toshiba

4.33(2)(+)	Patent Cross License Agreement dated August 12, 1999 by and between the company and Toshiba Corporation.

IBM

4.34(11)(+)	Patent Cross-License Agreement dated January 1, 2001 by and between the company and International Business Machines Corporation (“IBM”).

4.35(16)(+)	Amendment No. 1 dated November 26, 2002 to Patent License Agreement dated January 1, 2001 by and between the company and IBM.

4.36(16)(+)	“SF” Process Development and Cost Sharing Agreement dated November 26, 2002 by and between the company and IBM.

4.37(16)(+)	Copper / Related FEOL Technology License Agreement dated November 26, 2002 by and between the company and IBM.

4.38(17)(+)	Amendment No. 1 dated June 26, 2003 to “SF” Process Development and Cost Sharing Agreement dated November 26, 2002 by and between the company and IBM.

4.39(16)(+)	Refundable Cross Deposit Agreement dated November 26, 2002 by and between the company and IBM.

4.40(20)(++)	First Supplemental Agreement dated December 19, 2003 to the Refundable Cross Deposit Agreement dated November 26, 2002 by and between the company and IBM.

IBM and Infineon

4.41(17)(+)	“SF” Process 65nm/45nm Development and Cost Sharing Agreement dated June 26, 2003, by and among the company, IBM and Infineon Technologies, AG.

Motorola

4.42(7)(+)	Patent License Agreement dated July 1, 2003 by and between the company and Motorola, Inc.

Property Agreements

Fab 1

4.43(8)	Lease of Lot 2164 Mukim 3-2 Science Park Drive dated January 18, 1995 by and between Ascendas Land (Singapore) Pte Ltd (formerly known as “Technology Parks Private Limited”) and the company.

Fab 2

4.44(8)	Building Agreement relating to Private Lot A12787 Mukim No. 13 Sembawang dated April 11, 1995 by and between Jurong Town Corporation and Singapore Technologies Pte Ltd.

4.45(8)	Agreement for Sub-License and Sub-Lease dated September 30, 1997 by and between Singapore Technologies Pte Ltd and the company relating to Private Lot A12787 Mukim No. 13 Sembawang.

Fab 3

4.46(8)	Building Agreement relating to Private Lot A12787(a) Woodlands Industrial Park D, Mukim No. 13 Sembawang dated February 17, 1998 by and between Jurong Town Corporation and Singapore Technologies Pte Ltd.

4.47(8)	First Supplementary Agreement to Building Agreement relating to Private Lot A12787(a) Woodlands Industrial Park D, Mukim No. 13 dated October 7, 1998 by and between Jurong Town Corporation and Singapore Technologies Pte Ltd.

4.48(8)	Agreement for Sub-License and Sub-Lease (Private Lot A12787(a)) dated February 17, 1998 by and between Singapore Technologies Pte Ltd and the company.

4.49(8)	Building Agreement relating to Private Lot A12787(b) Woodlands Industrial Park D, Mukim No. 13 Sembawang dated February 17, 1998 by and between Jurong Town Corporation and Singapore Technologies Pte Ltd.

4.50(8)	First Supplementary Agreement to Building Agreement relating to Private Lot A12787(b) Woodlands Industrial Park D, Mukim No. 13 dated October 7, 1998 by and between Jurong Town Corporation and Singapore Technologies Pte Ltd.

4.51(8)	Agreement for Sub-License and Sub-Lease (Private Lot A12787(b)) dated February 17, 1998 by and between Singapore Technologies Pte Ltd and the company.

4.52(8)	Sub-Lease dated February 17, 1998 by and between the company and Silicon Manufacturing Partners Pte Ltd.

Fab 6

4.53(8)	Building Agreement relating to Private Lot A12787(d) Mukim No. 13 Sembawang dated September 24, 1999 by and between Jurong Town Corporation and Singapore Technologies Pte Ltd.

4.54(8)	Agreement for Sub-License and Sub-Lease (Private Lot A12787(d)) dated September 24, 1999 by and between Singapore Technologies Pte Ltd and Chartered Silicon Partners Pte Ltd.

Fab 7

4.55(18)	Agreement for Sub-License and Sub-Lease (Private Lot A12787(e)) dated July 30, 2001 by and between Singapore Technologies Pte Ltd and the company.

4.56(18)	Building Agreement relating to Private Lot A12787(e) Woodlands Industrial Park D, G.S. No. 3696K, Mukim No. 13 dated July 30, 2001 by and between Jurong Town Corporation and Singapore Technologies Pte Ltd.

Related Party Agreements

4.57(3)	ST Group Management & Support Services Agreement dated November 1, 1999 by and between the company and Singapore Technologies Pte Ltd.

4.58(20)	Supplemental Agreement dated November 1, 2002, to the ST Group Management & Support Services Agreement Dated November 1, 1999.

4.59(16)	Amended and Restated Turnkey Subcontract Agreement for Sort, Assembly and/or Final Test Services dated October 30, 2002 by and between the company and ST Assembly Test Services Ltd.

4.60(20)	Mr. Chia Song Hwee’s, President and CEO, Contract of Employment.

8(16)	Table of the company’s subsidiaries.

10(20)	Consent of KPMG.

12.1(20)	Certification of the President and Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2(20)	Certification of the Vice President and Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1(20)	Certification of the President and Chief Executive Officer pursuant to 18 U.S.C Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2(20)	Certification of the Vice President and Chief Financial Officer pursuant to 18 U.S.C Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

(1)	Filed as an exhibit to our company’s Registration Statement on Form F-1 (Registration No. 333-88397), as filed with the Securities and Exchange Commission on October 4, 1999. The Memorandum and Articles of Association were amended by shareholders resolutions which are filed as an exhibit to our company’s Current Report on Form 6-K (File No. 000-27811), as submitted with the Securities and Exchange Commission on June 29, 2001, and were as set forth in the proxy statement for the company’s annual general meeting in May 2001 which is filed as an exhibit to our company’s Current Report on Form 6-K (File No. 000-27811), as submitted with the Securities and Exchange Commission on April 18, 2001, which exhibits are incorporated herein by reference.

(2)	Filed as an exhibit to our company’s Amended Registration Statement on Form F-1/A, as filed with the Securities and Exchange Commission on October 25, 1999, which exhibit is incorporated herein by reference.

(3)	Filed as an exhibit to our company’s Current Report on Form 6-K (File No. 000-27811), as submitted with the Securities and Exchange Commission on November 23, 1999, which exhibit is incorporated herein by reference.

(4)	Filed as an exhibit to our company’s Current Report on Form 6-K (File No. 000-27811), as submitted with the Securities and Exchange Commission on September 28, 2000, which exhibit is incorporated herein by reference.

(5)	Filed as an exhibit to our company’s Second Quarterly Report 2002 on Form 6-K (File No. 000-27811), as submitted with the Securities and Exchange Commission on August 14, 2002, which exhibit is incorporated herein by reference.

(6)	Filed as an exhibit to our company’s Annual Report on Form 20-F (File No. 000-27811), as filed with the Securities and Exchange Commission on March 21, 2001, which exhibit is incorporated herein by reference.

(7)	Filed as an exhibit to our company’s Third Quarterly Report 2003 on Form 6-K (File No. 000-27811), as submitted with the Securities and Exchange Commission on November 13, 2003, which exhibit is incorporated herein by reference.

(8)	Filed as an exhibit to our company’s Registration Statement on Form F-1 (Registration No. 333-88397), as filed with the Securities and Exchange Commission on October 4, 1999.

(9)	Filed as an exhibit to our company’s Second Quarterly Report 2001 on Form 6-K (File No. 000-27811), as submitted with the Securities and Exchange Commission on August 14, 2001, which exhibit is incorporated herein by reference.

(10)	Filed as an exhibit to our company’s Current Report on Form 6-K (File No. 000-27811), as submitted with the Securities and Exchange Commission on April 4, 2001, which exhibit is incorporated herein by reference.

(11)	Filed as an exhibit to our company’s Annual Report on Form 20-F (File No. 000-27811), as filed with the Securities and Exchange Commission on March 11, 2002, which exhibit is incorporated herein by reference.

(12)	[Reserved]

(13)	Filed as an exhibit to our company’s First Quarterly Report 2001 on Form 6-K (File No. 000-27811), as submitted with the Securities and Exchange Commission on May 15, 2001, which exhibit is incorporated herein by reference.

(14)	Filed as an exhibit to our company’s First Quarterly Report 2002 on Form 6-K (File No. 000-27811), as submitted with the Securities and Exchange Commission on May 14, 2002, which exhibit is incorporated herein by reference.

(15)	Filed as an exhibit to our company’s Third Quarterly Report 2002 on Form 6-K (File No. 000-27811), as submitted with the Securities and Exchange Commission on November 14, 2002, which exhibit is incorporated herein by reference.

(16)	Filed as an exhibit to our company’s Annual Report on Form 20-F (File No. 000-27811), as filed with the Securities and Exchange Commission on March 13, 2003, which exhibit is incorporated herein by reference.

(17)	Filed as an exhibit to our company’s Second Quarterly Report 2003 on Form 6-K (File No. 000-27811), as submitted with the Securities and Exchange Commission on August 13, 2003, which exhibit is incorporated herein by reference.

(18)	Filed as an exhibit to our company’s Third Quarterly Report 2001 on Form 6-K (File No. 000-27811), as submitted with the Securities and Exchange Commission on November 14, 2001, which exhibit is incorporated herein by reference.

(19)	Filed as an exhibit to our company’s Current Report on Form 6-K (File No. 000-27811), as submitted with the Securities and Exchange Commission on November 14, 2000, which exhibit is incorporated herein by reference.

(20)	Filed herewith.

(+)	Certain portions of this exhibit have been omitted pursuant to a confidential treatment order of the Securities and Exchange Commission. The omitted portions have been separately filed with the Commission.

(++)	Certain portions of this exhibit have been omitted pursuant to a request for confidential treatment filed with the Securities and Exchange Commission. The omitted portions have been separately filed with the Commission.

SIGNATURES

The company certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized on this 3rd day of March 2004.

CHARTERED SEMICONDUCTOR MANUFACTURING LTD

By:	/s/ George Thomas

Name:	George Thomas
Title:	Vice President and Chief Financial Officer

This annual report has been signed by the following persons in the capacities indicated:

SIGNATURE	TITLE	DATE

/s/ James A. Norling JAMES A. NORLING	Chairman of the Board	March 3, 2004

/s/ Lim Ming Seong LIM MING SEONG	Deputy Chairman of the Board	March 3, 2004

/s/ Chia Song Hwee CHIA SONG HWEE	President and Chief Executive Officer (principal executive officer)	March 3, 2004

/s/ George Thomas GEORGE THOMAS	Vice President and Chief Financial Officer (principal financial and accounting officer)	March 3, 2004

/s/ Sum Soon Lim SUM SOON LIM	Director	March 3, 2004

/s/ Robert E. La Blanc ROBERT E. LA BLANC	Director	March 3, 2004

/s/ Andre Borrel ANDRE BORREL	Director	March 3, 2004

/s/ Charles E. Thompson CHARLES E. THOMPSON	Director	March 3, 2004

/s/ Tsugio Makimoto TSUGIO MAKIMOTO	Director	March 3, 2004

/s/ Tay Siew Choon TAY SIEW CHOON	Director	March 3, 2004

/s/ Peter Seah Lim Huat PETER SEAH LIM HUAT	Director	March 3, 2004

/s/ Philip Tan Yuen Fah PHILIP TAN YUEN FAH	Director	March 3, 2004

CHARTERED SEMICONDUCTOR MANUFACTURING LTD
AND SUBSIDIARIES

Financial Statements for the Year Ended
December 31, 2001, 2002 and 2003

CHARTERED SEMICONDUCTOR MANUFACTURING LTD
AND SUBSIDIARIES

FINANCIAL STATEMENTS INDEX

INDEPENDENT AUDITORS’ REPORT

The Board of Directors and Shareholders
Chartered Semiconductor Manufacturing Ltd:

We have audited the accompanying consolidated balance sheets of Chartered Semiconductor Manufacturing Ltd and subsidiaries as of December 31, 2002 and 2003, and the related consolidated statements of operations, comprehensive income (loss), shareholders’ equity and cash flows for the years ended December 31, 2001, 2002 and 2003. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Chartered Semiconductor Manufacturing Ltd and subsidiaries as of December 31, 2002 and 2003, and the results of their operations and their cash flows for the years ended December 31, 2001, 2002 and 2003, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 23 to the consolidated financial statements, the Company changed its method of accounting for asset retirement obligations in 2003.

/s/ KPMG

Singapore
January 30, 2004

CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS — in US Dollars
As of December 31
In thousands (except per share data)

	2002	2003
ASSETS
Cash and cash equivalents	$1,210,925	$905,472
Receivables, net	72,481	156,383
Receivables from related parties	18,846	35,642
Inventories	21,275	56,433
Prepaid expenses	4,081	5,027

Total current assets	1,327,608	1,158,957
Investment in SMP	33,764	62,257
Other non-current assets	94,320	133,660
Technology licenses, net	16,540	126,713
Property, plant and equipment, net	1,861,231	1,539,440

Total assets	$3,333,463	$3,021,027

LIABILITIES AND SHAREHOLDERS’ EQUITY
Payables	126,993	60,553
Payables to related parties	7,757	10,990
Current installments of long-term debt	64,001	223,660
Accrued operating expenses	136,579	115,520
Income taxes payable	20,578	28,607
Other current liabilities	29,641	37,305

Total current liabilities	385,549	476,635
Long-term debt, excluding current installments	1,115,930	989,092
Other non-current liabilities	38,885	60,745

Total liabilities	1,540,364	1,526,472
Minority interest	7,640	—
Share capital: ordinary shares of S$0.26 par value
Authorized 3,076,923 shares
Issued and outstanding: 2,497,179 shares in 2002 and 2,505,480 shares in 2003	443,713	444,953
Additional paid-in capital	2,238,752	2,233,708
Accumulated deficit	(834,013)	(1,125,225)
Accumulated other comprehensive loss	(62,993)	(58,881)

Total shareholders’ equity	$1,785,459	$1,494,555

Commitments and contingencies
Total liabilities and shareholders’ equity	$3,333,463	$3,021,027

See accompanying notes to consolidated financial statements.

CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS — in US Dollars
For the Years Ended December 31
In thousands

	2001	2002	2003
Net revenue	$462,656	$449,241	$551,911
Cost of revenue	(665,261)	(628,726)	(648,330)

Gross loss	(202,605)	(179,485)	(96,419)

OPERATING EXPENSES
Research and development	82,897	95,285	124,533
Fab start-up costs	13,329	8,338	9,219
Sales and marketing	38,659	41,182	38,272
General and administrative	42,671	43,103	35,885
Other operating expenses	–	10,025	(6,124)

Total operating expenses	177,556	197,933	201,785

Operating loss	(380,161)	(377,418)	(298,204)
Equity in income (loss) of SMP	(92,683)	(84,846)	23,194
Other income	19,718	23,632	23,186
Interest income	46,225	16,637	12,168
Interest expense	(39,652)	(41,661)	(42,222)
Foreign exchange gain (loss)	4,216	(1,966)	(733)

Loss before income taxes	(442,337)	(465,622)	(282,611)
Income tax expense	(14,244)	(7,029)	(11,671)

Loss before minority interest	(456,581)	(472,651)	(294,282)
Minority interest in loss of CSP	72,629	55,563	9,491

Net loss prior to cumulative effect adjustment	(383,952)	(417,088)	(284,791)
Cumulative effect adjustment	—	—	(6,421)

Net loss	$(383,952)	$(417,088)	$(291,212)

Basic and diluted net loss per share:
Prior to cumulative effect adjustment	$(0.24)	$(0.23)	$(0.11)
Cumulative effect adjustment	—	—	(0.01)

Net loss per share	$(0.24)	$(0.23)	$(0.12)

Basic and diluted net loss per ADS:
Prior to cumulative effect adjustment	$(2.42)	$(2.32)	$(1.14)
Cumulative effect adjustment	—	—	(0.02)

Net loss per ADS	$(2.42)	$(2.32)	$(1.16)

Number of shares used in computing basic and diluted net loss per share	1,588,969	1,799,106	2,502,294

Number of ADSs used in computing basic and diluted net loss per ADS	158,897	179,911	250,229

Share and per share data for 2001 and 2002 reflect a retroactive adjustment due to an eight-for-ten rights offering completed in October 2002.

See accompanying notes to consolidated financial statements.

CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS) — in US Dollars
For the Years Ended December 31
In thousands

	2001	2002	2003
Net loss	$(383,952)	$(417,088)	$(291,212)
Net changes in hedging activity derivatives	(15,617)	1,313	(473)
Reclassification into earnings	(1,476)	(1,813)	1,003
Cumulative effect type adjustment for derivatives	8,144	—	—
Share of other comprehensive income (loss) of SMP	(1,889)	1,009	5,298
Foreign currency translation	(22)	54	(1,716)

Other comprehensive income (loss)	(10,860)	563	4,112

Comprehensive loss	$(394,812)	$(416,525)	$(287,100)

See accompanying notes to consolidated financial statements.

CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY — in US Dollars
In thousands

					Accumulated
					Other	Total
			Additional		Compre-	Share
			Paid-in	Accumulated	hensive	holders’
	Ordinary Shares		Capital	Deficit	Loss	Equity
	No.	$	$	$	$	$
Balance at January 1, 2001	1,379,691	279,893	1,775,059	(32,973)	(52,696)	1,969,283
Net loss	–	–	–	(383,952)	–	(383,952)
Issuance of shares	4,065	587	3,838	–	–	4,425
Employee stock compensation	–	–	763	–	–	763
Derivative and hedging activities including cumulative effect-type-adjustment	–	–	–	–	(10,838)	(10,838)
Foreign currency translation	–	–	–	–	(22)	(22)
Non-employee stock compensation	–	–	2,973	–	–	2,973

Balance at December 31, 2001	1,383,756	280,480	1,782,633	(416,925)	(63,556)	1,582,632
Net loss	–	–	–	(417,088)	–	(417,088)
Issuance of shares	3,799	547	4,750	–	–	5,297
Rights offering, net of expenses	1,109,624	162,686	448,964	–	–	611,650
Employee stock compensation	–	–	(253)	–	–	(253)
Derivative and hedging activities	–	–	–	–	509	509
Foreign currency translation	–	–	–	–	54	54
Non-employee stock compensation	–	–	2,658	–	–	2,658

Balance at December 31, 2002	2,497,179	443,713	2,238,752	(834,013)	(62,993)	1,785,459
Net loss	–	–	–	(291,212)	–	(291,212)
Issuance of shares	8,301	1,240	1,753	–	–	2,993
Employee stock compensation	–	–	4	–	–	4
Derivative and hedging activities	–	–	–	–	5,828	5,828
Foreign currency translation	–	–	–	–	(1,716)	(1,716)
Non-employee stock compensation	–	–	(6,801)	–	–	(6,801)

Balance at December 31, 2003	2,505,480	444,953	2,233,708	(1,125,225)	(58,881)	1,494,555

See accompanying notes to consolidated financial statements.

CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS — in US Dollars
For the Years Ended December 31
In thousands

	2001	2002	2003
Operating Activities
Net loss	$(383,952)	$(417,088)	$(291,212)
Adjustments to reconcile net loss to net cash provided by operating activities:
Cumulative effect adjustment	–	–	6,421
Equity in loss (income) of SMP	2,722	44,651	(23,194)
Depreciation and amortization	444,061	452,417	439,283
Foreign exchange loss (gain)	2,637	(1,642)	26
Loss (gain) on disposal of property, plant and equipment	100	(784)	(5,917)
Cancellation of employee bonus award plan	–	–	(27,531)
Minority interest in loss of CSP	(72,629)	(55,563)	(9,491)
Stock-based compensation	763	(253)	4
Others	(7,342)	6,093	5,547
Change in operating working capital:
Receivables	97,342	14,340	(44,065)
Receivables/payables with related parties, net	31,614	(30,661)	(7,873)
Inventories	21,237	(8,509)	(35,158)
Prepaid expenses	(381)	(2,176)	(946)
Payables and accrued operating expenses	(54,585)	(5,971)	26,756
Other current liabilities	(804)	(1,680)	7,404
Income taxes payable	3,986	(4,089)	8,029

Net cash provided by (used in) operating activities	84,769	(10,915)	48,083

Investing Activities
Proceeds from sale of property, plant, equipment and other assets	15,654	20,978	6,119
Purchase of property, plant and equipment	(489,645)	(419,501)	(220,761)
Payments for technology licenses	(6,000)	(48,803)	(59,705)
Payments for other investments and deposits	–	–	(110,000)

Net cash used in investing activities	(479,991)	(447,326)	(384,347)

Financing Activities
Debt
- borrowings	679,625	228,000	125,000
- repayments	(155,540)	(206,176)	(65,033)
Customer deposits, net	(8,919)	(11,599)	(32,123)
Issuance of ordinary shares	4,425	616,947	2,993
Capital lease payments	(6,883)	–	–

Net cash provided by financing activities	512,708	627,172	30,837

Net increase (decrease) in cash and cash equivalents	117,486	168,931	(305,427)
Effect of exchange rate changes on cash and cash equivalents	14	378	(26)
Cash and cash equivalents at the beginning of the year	924,116	1,041,616	1,210,925

Cash and cash equivalents at the end of the year	$1,041,616	$1,210,925	$905,472

Supplemental Cash Flow Information
Interest paid (net of amounts capitalized)	$25,091	$27,099	$26,407
Income taxes paid	$12,141	$10,956	$6,291

See accompanying notes to consolidated financial statements.

CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — in US Dollars
In thousands (except per share data)

1.	Background and Summary of Significant Accounting Policies

(a) Business and Organization

Chartered Semiconductor Manufacturing Ltd (the “Company”) is an independent semiconductor foundry providing wafer fabrication services and technologies. The Company operates in Singapore and has service operations in eight countries in North America, Europe and Asia, including Singapore. Its principal markets are the United States of America, Taiwan, Europe and Japan.

In December 2003, the Company’s majority shareholder Singapore Technologies Pte Ltd (“ST”), transferred all of its shares to Singapore Technologies Semiconductors Pte Ltd (“ST Semiconductors”), which is its 100% owned subsidiary company. ST is ultimately wholly-owned by Temasek Holdings (Private) Limited (“Temasek”). Temasek is a holding company through which corporate investments of the government of Singapore are held.

In March 1997, the Company, Hewlett-Packard Europe B.V. (“HP Europe”) and EDB Investments Pte Ltd (“EDBI”) formed Chartered Silicon Partners Pte Ltd (“CSP”). The Company owns a controlling 51% and therefore consolidates CSP. HP Europe subsequently assigned its interest in CSP to Agilent Technologies Europe B.V. (“Agilent Technologies Europe”). In October and November 2001, Agilent Technologies Europe sold 7.5% each of its 30% share in CSP to Singapex Investments Pte Ltd (“Singapex”), a wholly-owned subsidiary of ST, and EDBI, respectively. Thereafter, the Company, EDBI, Agilent Technologies Europe and Singapex own a 51%, 26.5%, 15% and 7.5% equity interest in CSP, respectively.

In January 1998, the Company and Lucent Technologies Microelectronics Pte Ltd formed Silicon Manufacturing Partners Pte Ltd (“SMP”), in which the Company has a 49% equity interest. Subsequently, Lucent Technologies Inc. spun-off its microelectronics business to Agere Systems Inc. As part of the restructuring, Lucent Technologies Microelectronics Pte Ltd was renamed Agere Systems Singapore Pte Ltd (“Agere”). The Company accounts for SMP on the equity method.

(b) Accounting Principles

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”) consistently applied for all periods.

(c) Principles of Consolidation

The consolidated financial statements reflect the consolidated accounts of Chartered Semiconductor Manufacturing Ltd and its majority-owned and controlled affiliates. Significant intercompany accounts and transactions have been eliminated. Where losses applicable to the minority interest in a subsidiary exceed the minority interest in the equity capital of the subsidiary, such excess and any further losses applicable to the minority interest have been charged to the Company’s consolidated statements of operations.

CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — in US Dollars
In thousands (except per share data)

The investment in CSP is accounted for as a consolidated subsidiary. Due to cumulative losses, the losses applicable to the minority interest exceeded the minority interest in the equity capital of CSP during 2003, thereby requiring the Company to recognize 100% of CSP’s losses (and profits) until the minority interest becomes positive. Accordingly, from that point forward, none of the losses in CSP were allocated to the minority interest during the year.

(d) Reclassifications

Certain reclassifications have been made in prior years’ financial statements to conform to classifications used in the current year.

(e) Use of Estimates

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

(f) Foreign Currency Transactions

The Company utilizes the US dollar as its functional currency. Assets and liabilities which are denominated in foreign currencies are converted into the functional currency at the rates of exchange prevailing at the balance sheet date. Income and expenses are converted at the average rates of exchange prevailing during the period. Foreign currency transaction gains or losses are included in consolidated statements of operations.

(g) Concentration of Risk

The Company is an independent foundry that fabricates integrated circuits on silicon wafers for customers in the semiconductor industry. The five largest customers of the Company accounted for 43%, 53% and 41% of net revenue in the years ended December 31, 2001, 2002 and 2003, respectively. As a result, loss or cancellation of business from, or significant changes in scheduled deliveries or decreases in the prices of products sold to any of these customers could materially and adversely affect the Company’s results of operations or financial position.

Certain of the Company’s treasury management activities are undertaken by ST or carried out together with other companies in the ST Group as further described in Note 2.

CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — in US Dollars
In thousands (except per share data)

(h) Derivative Instruments and Hedging Activities

The Company adopted Statement of Financial Accounting Standards (“SFAS”) No. 133, “Accounting for Derivative Instruments and Certain Hedging Activities”, as amended by SFAS No. 138, “Accounting for Certain Derivative Instruments and Certain Hedging Activities” on January 1, 2001. SFAS No. 133 requires companies to record derivatives on the balance sheet as assets or liabilities measured at fair value. In accordance with the transition provisions of SFAS No. 133, the company recorded a cumulative-effect-type adjustment of $8,144 in 2001 in accumulated other comprehensive income to recognize at fair value all derivatives that were designated as cash-flow hedging instruments and to derecognize net gains or losses on derivatives that had been previously deferred. Gains and losses on derivatives that were previously deferred as adjustments to the carrying amount of hedged items were not adjusted.

Derivatives are recognized on the balance sheet at their fair value in other assets or other liabilities. On the date a derivative contract is entered into, the Company will consider if the derivative instrument is part of a hedging relationship. If the derivative will be designated as a hedge, the Company designates the derivative as either a hedge of the fair value of a recognized asset or liability or of an unrecognized firm commitment (“fair-value” hedge), a hedge of a forecasted transaction or of the variability of cash flows to be received or paid related to a recognized asset or liability (“cash-flow” hedge), or a foreign-currency fair-value or cash-flow hedge (“foreign-currency” hedge). The Company formally documents all relationships between hedging instruments and hedged items, as well as its risk-management objective and strategy for undertaking various hedge transactions. This process includes linking all derivatives that are designated as fair-value, cash-flow, or foreign-currency hedges to specific assets and liabilities on the balance sheet or to specific firm commitments or forecasted transactions. The Company also formally assesses, both at the hedge’s inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items.

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

CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — in US Dollars
In thousands (except per share data)

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

(j) Inventories

Inventories are stated at the lower of standard cost, which approximates actual cost determined on the weighted average basis, or market (net realizable value).

(k) Technology Licenses

Technology license agreements are stated at cost and amortized to results of operations on the straight-line basis over the shorter of the expected technology life or the license period.

CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — in US Dollars
In thousands (except per share data)

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

The Company capitalizes interest with respect to major assets under installation and construction until such assets are ready for use. Interest capitalized is based on the average cost of the company’s pooled borrowings. Repairs and replacements of a routine nature are expensed, while those that extend the life of an asset are capitalized.

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

CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — in US Dollars
In thousands (except per share data)

(n) Comprehensive Income (Loss)

The Company applies SFAS No. 130, “Reporting Comprehensive Income” with respect to reporting and presentation of comprehensive income and its components in a full set of financial statements. Comprehensive income (loss) consists of net income (loss), foreign currency translation adjustments and adjustments relating to derivatives and hedging activities including cumulative effect-type-adjustments, and is presented in the consolidated statements of comprehensive income (loss).

(o) Revenue Recognition

The Company derives revenue primarily from the production of wafers, providing associated subcontracted assembly and test services and from certain arrangements for pre-fabrication services, including engineering services.

In accordance with Securities Exchange Commission Staff Accounting Bulletin No. 104 (“SAB 104”), revenue from the production of wafers is recognized upon shipment provided title and risk of loss has passed to the customer, there is evidence of an arrangement, fees are fixed or determinable and collectibility is reasonably assured. Revenue represents the invoiced value of goods and services supplied excluding goods and services tax, less allowances for sales return and doubtful accounts. The Company estimates allowances for sales returns based on historical experience.

In multiple elements revenue arrangements, the Company divides the deliverables into separate units of accounting upon meeting certain specified criteria. From July 1, 2003 onwards, the Company adopted the methodology in FASB Emerging Issues Task Force Issue 00-21, “Revenue Arrangements with Multiple Deliverables” (“EITF 00-21”) The total consideration is allocated to each component of the multiple-element arrangement based on its relative fair value. Revenue on each element is recognized when title and risk of loss have passed to the customer or the contractual obligations have been performed, there is evidence of an arrangement, fees are fixed or determinable, and collectibility is reasonably assured.

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

CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — in US Dollars
In thousands (except per share data)

(q) Stock-Based Employee Compensation

The Company measures stock-based employee compensation cost for financial statement purposes in accordance with the intrinsic method of Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” (“APB 25”) and related interpretations and includes pro forma information in Note 17 in accordance with SFAS No. 123, “Accounting for Stock-Based Compensation”, as amended by SFAS No 148, “Accounting for Stock-Based Compensation-Transition and Disclosure”. Employee compensation cost is measured as the excess of fair market value of the stock subject to the option at the grant date over the exercise price of the option.

Compensation cost for stock options granted to non-employees, primarily employees of SMP, are measured in accordance with the fair-value method as the fair market value of the stock options based upon an option pricing model. This cost is recognized over the period in which the options vest in accordance with SFAS No. 123, as amended by SFAS No. 148.

(r) Operating Leases

Rental payments under operating leases are expensed on a straight-line basis over the periods of the respective leases.

(s) Product Warranties

The Company guarantees that products will meet the stated functionality as agreed to in each sales arrangement. The Company provides for the estimated warranty costs under these guarantees based upon historical experience and management’s estimate of the level of future claims, and accrues for specific items at the time their existence is known and the amounts are determinable.

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

CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — in US Dollars
In thousands (except per share data)

(v) Net Income (Loss) Per Share

Basic net income (loss) per share is computed using the weighted-average number of common shares outstanding. Diluted net income (loss) per share is computed using the weighted average number of common shares outstanding and dilutive potential common shares from the assumed exercise of options outstanding during the period, if any, using the treasury stock method plus other potentially dilutive securities outstanding, such as convertible notes. The share and ADS amounts for 2001 and 2002 have been adjusted for the bonus element of the eight-for-ten rights offering completed in October 2002 and described in Note 16. The bonus element arises because the exercise price of the shares at issuance was less than their fair value, and is imputed as the number of shares issued that exceeds the expected number of shares. The expected number of shares is calculated using the fair value per share immediately prior to the rights exercise compared to the actual proceeds of the rights exercise.

The Company excluded potentially dilutive securities for each period presented from its diluted net income (loss) per share computation because the Company had net losses, and therefore these securities were anti-dilutive. A summary of the excluded potentially dilutive securities and the range of related exercise prices are as follows:

	Years ended December 31,
	2001	2002	2003
Convertible debt	214,792	214,792	214,792
Stock options	87,925	99,693	104,223

The conversion price of convertible debt outstanding was S$4.7980 per share (equivalent to approximately US$26.7701 per ADS) as of December 31, 2003. The weighted average exercise prices of options outstanding were $4.19, $3.49 and $2.67 as of December 31, 2001, 2002 and 2003, respectively. The excluded stock options have per share exercise prices ranging from $0.46 to $8.31, $0.46 to $8.31 and $0.39 to $8.31 for the years ended December 31, 2001, 2002 and 2003, respectively.

(w) New Accounting Pronouncements

In June 2002, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities,” which addresses financial accounting and reporting for costs associated with exit and disposal activities to be recorded at their fair values when a liability has been incurred. SFAS No. 146 was effective in fiscal 2003 for exit or disposal activities that were initiated after December 31, 2002. As a result, the Company recorded a charge of $12,421 for the year ended December 31, 2003 associated with the closure of Fab 1 and consolidation of its business into Fab 2, announced in February 2003. Refer to Note 22 for further information.

CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — in US Dollars
In thousands (except per share data)

In November 2002, a consensus was reached on EITF 00-21. The EITF addresses certain aspects of accounting by a vendor for arrangements relating to performance of multiple revenue-generating activities. EITF 00-21 requires revenue arrangements with multiple deliverables to be divided into separate units of accounting if the deliverables in the arrangement meet certain specified criteria, allocation of the arrangement consideration among the separate units of accounting based on their relative fair values, and separate revenue recognition for separate units of accounting. The guidance in EITF 00-21 is effective for revenue arrangements entered into in fiscal periods beginning after June 15, 2003. The adoption of EITF 00-21 did not have a material impact on the Company’s financial condition and consolidated statements of operations.

In January 2003, the FASB issued FASB Interpretation No. 46, “Consolidation of Variable Interest Entities (“VIE”) — an interpretation of Accounting Research Bulletin No. 51, ‘Consolidated Financial Statements’” (“FIN No. 46”). A VIE is an entity in which equity investors do not have characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from investors. Among other things, FIN No. 46 requires the consolidation of the assets, liabilities and results of operations of VIEs by the primary beneficiary. FIN No. 46 also requires the disclosure of information concerning VIEs by entities that hold significant variable interest but may not be the primary beneficiary. FIN No. 46 applies immediately to VIEs created after January 31, 2003 and is effective for interim periods beginning after June 15, 2003 for interests in VIEs that were acquired before February 1, 2003. In October 2003, the FASB issued FASB Staff Position No. 46-6 to defer the effective date for applying the provisions of FIN No. 46 for interests in VIEs that were created before February 1, 2003. FIN No. 46 also requires the disclosure of the nature, purpose, size and activities of VIEs, as well as the maximum exposure to loss in connection with VIEs for any financial statements issued after January 31, 2003, if it is reasonably possible that an entity will consolidate or disclose information about a VIE. The effect of adoption of FIN No. 46 did not have and is not expected to have any impact on the Company’s financial condition and consolidated statements of operations.

In December 2002, the FASB issued SFAS No. 148, “Accounting for Stock-Based Compensation — Transition and Disclosure”, an amendment of FASB Statement No. 123. SFAS No. 148 provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation, as prescribed under SFAS No. 123. In addition, SFAS No. 148 requires prominent disclosure in the footnotes to both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of that method on reported results. The Company does not plan to adopt the fair value accounting model for stock-based employee compensation at this time; accordingly SFAS No. 148 will not have an impact on the Company’s current financial condition and consolidated statements of operations. The Company adopted the disclosure requirements of SFAS No. 148 in the notes to the consolidated financial statements for the year ended December 31, 2002.

In April 2003, the FASB issued SFAS No. 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities”. Among other things, SFAS No. 149 amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities under SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities”. SFAS No. 149 is effective for contracts entered into or modified after June 30, 2003 and all of its provisions should be applied prospectively. The adoption of SFAS No. 149 did not have a material impact on the Company’s financial condition and consolidated statements of operations.

CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — in US Dollars
In thousands (except per share data)

In May 2003, the FASB issued SFAS No. 150, “Accounting for Certain Financial Instruments With Characteristics of both Liabilities and Equity”. SFAS No. 150 establishes standards for how an issuer classifies and measures financial instruments with characteristics of both liabilities and equity and requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). SFAS No. 150 also revises the definition of a liability to encompass obligations that a reporting entity can or must settle by issuing its own equity shares, depending on the nature of the relationship established between the holder and the issuer. SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003. The adoption of SFAS No. 150 did not have any impact on the Company’s financial condition and consolidated statements of operations.

2.	Related Party Transactions

(a) ST and affiliates

ST, one of Singapore’s largest industrial conglomerates, is ultimately wholly-owned by Temasek. Temasek is a holding company through which the Corporate investments of the government of Singapore are held. The Company transacts business with ST and its affiliates in the normal course of their respective businesses, including ST Assembly Test Services Ltd (“STATS”).

In addition to the transactions with related parties disclosed in Note 3, Note 9 and Note 11, the Company had the following significant transactions with related parties:

	2001	2002	2003
ST
Management fees	$4,012	$4,014	$3,384
Reimbursement of expenses incurred on behalf of the Company	18,281	14,753	8,528
Rental for leasehold land	1,916	1,800	2,482
Affiliates of ST
Services purchased from STATS	9,209	10,356	13,541
Other services purchased	1,682	1,329	1,355
Property, plant and equipment purchased	22	275	175
Building construction costs	105	90	43
Interest income	20,213	7,514	6,689

Included in receivables from related parties and payables to related parties are amounts due from or to ST and its affiliates:

	December 31,
	2002	2003
Amounts due from ST affiliates	$4	$31
Amounts due to ST	$3,218	$2,703
Amounts due to ST affiliates	$4,365	$7,695

CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — in US Dollars
In thousands (except per share data)

Under a service agreement, annual management fees are payable to ST for the provision of specified services on mutually agreed terms which the Company believes approximates the cost of providing those services. Fees are also payable to ST as a proportion of revenues for affiliation and network benefits, and as a percentage of guarantees and similar financial support provided. Expenses incurred on behalf of, or allocated to, the Company by ST are charged to the Company.

Short-term financing is provided by ST to the Company, using ST’s cost competitive corporate banking advantage in the banking community, generally on 3 to 6 months renewable basis. The Company also contracts with ST a majority of its forward purchases of foreign exchange as further discussed in note 19. Advances to and from ST bear interest at rates comparable to rates offered by commercial banks in Singapore. The Company also participates with ST and/or its affiliates in a pooled cash management arrangement managed by a bank. Under the arrangement, cash balances are pooled and daily cash surpluses or shortfalls may, on a short-term basis, be lent to or borrowed from other ST affiliates participating in the arrangement at prevailing inter-bank rates. The Company also places short-term deposits with ST and/or its affiliates having maturities of less than three months.

The fabs of the Company are built on land held on long-term operating leases from entities controlled by the government of Singapore. Fab 1 is built on land leased by the Company from Ascendas Land (Singapore) Pte Ltd (“Ascendas”), a private company wholly-owned by Jurong Town Corporation (“JTC”), under a long-term lease which expires in 2017, with an option, subject to certain conditions, to extend by another 30 years. JTC is a statutory board established by the Singapore government to develop and manage industrial estates in Singapore.

Fabs 2, 3, 5 (occupied by SMP) and 6 (occupied by CSP) occupy land leased by ST from JTC. The Company has entered into sub-leases in respect of the underlying land for the entire term of the leases between ST and JTC, expiring in 2024 and 2027, with an option, subject to certain conditions, to extend for another 30 years.

Fab 7 occupies land licensed by ST from JTC. The Company has a sub-license with ST which expires in December 2004. Upon expiry of the sub-license and satisfaction of certain conditions in the agreement, JTC will lease the land to ST and the Company will enter into a sub-lease in respect of the underlying land, expiring in 2030.

Rental rates on ST and Ascendas leases are subject to revisions at market rates at periodic intervals in accordance with the rental agreements, with such increases generally capped at 4% to 10% per annum.

Rental expense for land leased from ST for the years ended December 31, 2001, 2002 and 2003 was $1,916, $1,936 and $2,436, respectively.

Minimum future rental payments on non-cancellable operating leases of land from ST as of December 31, 2003 are as follows:

Payable in year ending December 31,
2004	$3,877
2005	3,877
2006	3,877
2007	3,877
2008	3,877
Thereafter	67,478

$86,863

CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — in US Dollars
In thousands (except per share data)

(b) SMP

The Company provides management and corporate support services including accounting, financial, sales and marketing services to SMP and allocates a portion of its costs to SMP. Such charges to SMP amounted to $6,685, $8,266 and $9,963 in the years ended December 31, 2001, 2002 and 2003, respectively. The Company also recharged expenses paid on behalf of SMP amounting to $20,928, $22,806 and $29,388 in the years ended December 31, 2001, 2002 and 2003, respectively. The Company is committed to purchase a specified percentage of SMP’s output or compensate SMP for any costs SMP incurs in connection with unused capacity arising from such specified percentage not purchased.

SMP leases its fab from the Company under a long-term lease agreement which expires in 2008. The rental income from SMP for the years ending December 31, 2001, 2002 and 2003 was $14,804, $14,713 and $15,024, respectively.

The Company bought plant and equipment of $2,661, $1,918 and $3,350 from SMP during 2001, 2002 and 2003, respectively. The Company also sold plant and equipment of $17,338, $3,211 and $14,218 to SMP during 2001, 2002 and 2003, respectively.

The Company bought $10,601, $6,815 and $2,272 of processed wafers from SMP for the years ending December 31, 2001, 2002 and 2003, respectively.

Included in receivables from related parties and payables to related parties are amounts due from or to SMP:

	December 31,
	2002	2003
Amounts due from SMP	$18,842	$35,611
Amounts due to SMP	$174	$592

3.	Cash and Cash Equivalents

Cash and cash equivalents consist of the following:

	December 31,
	2002	2003
Cash at banks and on hand	$17,459	$101,091
ST pooled cash	5,853	13,192
Cash equivalents
Short-term deposits with banks	524,642	425,320
Short-term deposits with ST	662,971	365,869

	$1,210,925	$905,472

Certain of the Company’s treasury management activities are undertaken by ST or its affiliates, including a pooled cash management arrangement as discussed in Note 2.

CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — in US Dollars
In thousands (except per share data)

4.	Receivables, Net

Receivables consist of the following:

	December 31,
	2002	2003
Trade receivables	$78,918	$120,838
Allowance for doubtful accounts	(2,460)	(1,083)
Allowance for sales returns	(10,687)	(9,556)

Trade receivables, net of allowances	65,771	110,199
Other receivables	6,710	46,184

	$72,481	$156,383

Movements in the allowance for doubtful accounts are as follows:

	2001	2002	2003
Beginning	$3,368	$4,036	$2,460
Utilized in year	(70)	(1,078)	(1,022)
Charge for the year	738	478	351
Reversal of specific reserves due to collection	—	(976)	(706)

Ending	$4,036	$2,460	$1,083

Movements in the allowance for sales returns are as follows:

	2001	2002	2003
Beginning	$4,421	$4,895	$10,687
Utilized in year	(8,824)	(5,075)	(7,026)
Charge for the year	9,298	10,867	5,895

Ending	$4,895	$10,687	$9,556

5.	Inventories

Inventories consist of the following:

	December 31,
	2002	2003
Raw materials	$1,296	$2,609
Work in process	17,308	52,709
Consumable supplies and spares	2,671	1,115

	$21,275	$56,433

CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — in US Dollars
In thousands (except per share data)

6.	Investment in SMP

The investment in SMP consists of the following:

	December 31,
	2002	2003
SMP
Cost	$120,959	$120,959
Share of retained post-formation loss	(77,924)	(54,730)
Share of accumulated other comprehensive losses	(9,271)	(3,972)

	$33,764	$62,257

Under the strategic alliance agreement with Agere, the majority shareholder of SMP, the parties do not share SMP’s net results in the same ratio as the equity holding. Instead, each party is entitled to the gross profits from sales to the customers that it directs to SMP after deducting its share of the overhead costs of SMP. Accordingly, the Company accounts for its share of SMP’s net results based on the gross sales to the customers that it directs to SMP, after deducting its share of the overhead costs.

Consequently the equity in income (loss) of SMP and the share of retained post formation loss that is included in the Company’s consolidated statements of operations and consolidated balance sheet respectively, are different than the amount that would be obtained by applying a 49% ownership percentage.

Under the assured supply and demand agreement that both the joint venture partners signed with SMP, the joint venture partners are billed beginning January 1, 2001 for allocated wafer capacity if the wafers started for them are less than their allocated capacity. The allocated wafer capacity billed and billable to the Company were $89,961, $40,195 and Nil for 2001, 2002 and 2003, respectively. Such costs are included in equity in income (loss) of SMP in the accompanying consolidated statements of operations.

Reconciliation of equity in income (loss) of SMP between consolidated statements of operations and consolidated statements of cash flows:

	2001	2002	2003
Equity in income (loss) of SMP in consolidated statements of operations	$(92,683)	$(84,846)	$23,194
Allocated wafer capacity cost	89,961	40,195	—

Equity in income (loss) of SMP in consolidated statements of cash flows	$(2,722)	$(44,651)	$23,194

7.	Other Non-Current Assets

Included in other non-current assets is a $30 million self-referenced credit-linked deposit (‘CLD’) placed with a financial institution in June 2003. If a “credit event” (as defined in the CLD) occurs, which includes default in the payment of the Company’s 2.50% Senior Convertible Notes Due 2006 or bankruptcy of the Company, the principal will not be returned in full. Rather, the Company will receive the market value of $30 million face amount of the Company’s 2.50% Senior Convertible Notes Due 2006, less costs incurred by the financial institution.

CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — in US Dollars
In thousands (except per share data)

8.	Technology Licenses

			Weighted average
			amortization
	December 31,		period (years)
	2002	2003	2002	2003
Technology licenses, at cost	$23,453	$148,009	9	7
Accumulated amortization	(6,913)	(21,296)

	$16,540	$126,713

During the year, the Company acquired licenses to enhance manufacturing process technology.

Amortization charged to results of operations amounted to $2,000, $2,080 and $14,383, for 2001, 2002 and 2003, respectively. Estimated amortization for future periods is as follows

2004	$15,486
2005	19,822
2006	21,934
2007	20,784
2008	19,917
Thereafter	28,770

$126,713

Obligations payable under the licence agreements are included in other current liabilities (see Note 15).

9.	Property, plant and equipment

Property, plant and equipment consist of the following:

	December 31,
	2002	2003
Cost
Buildings	$195,480	$192,230
Mechanical and electrical installations	389,212	403,027
Equipment and machinery	2,628,758	2,808,521
Office and computer equipment	81,430	84,818
Assets under installation and construction	519,332	394,254

Total cost	$3,814,212	$3,882,850

Accumulated depreciation	$1,952,981	$2,343,410

Property, plant and equipment (net)	$1,861,231	$1,539,440

CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — in US Dollars
In thousands (except per share data)

Depreciation was charged to consolidated statements of operations and amounted to $429,502, $434,327 and $418,195 for the years ended December 31, 2001, 2002 and 2003, respectively. Buildings consist of wafer plants, including administrative offices, built on land licensed to ST and Ascendas, and sub-leased to the Company, as discussed in Note 2.

Capitalized interest relating to property, plant and equipment amounted to $15,236, $10,400 and $5,466 in the years ended December 31, 2001, 2002 and 2003, respectively.

10.	Payables

Payables consist of the following:

	December 31,
	2002	2003
Trade payables	$16,495	$38,244
Fixed asset purchases	110,498	22,309

	$126,993	$60,553

11.	Long-term Debt

Long-term debt consists of the following:

	December 31,
	2002	2003
Singapore dollar loans at fixed rates of 4% to 4.25%	$188,692	$127,299
US dollar loans at floating rates	377,000	502,000
2.50% Senior convertible notes	575,000	575,000
Other	39,239	8,453

	1,179,931	1,212,752
Less current installments	(64,001)	(223,660)

Long-term debt, excluding current installments	$1,115,930	$989,092

All Singapore dollar loans are unsecured.

Fixed rate Singapore dollar loans of $88,277 and $54,074 as of December 31, 2002 and 2003, respectively, are guaranteed by ST. The Company’s management and services support agreement with ST includes a charge for such guarantees as discussed in Note 2. The fixed rate Singapore dollar loans contain certain covenants which restrict the ability of the Company to pay dividends without prior approval from the lender. The loans are repayable in semi-annual installments and mature between 2005 and 2006.

The US dollar floating rate loan matures on September 28, 2006. The loan facility is for an amount of $820,000 of which $377,000 and $502,000 was outstanding as of December 31, 2002 and 2003, respectively. The loan bears interest at 0.60% to 0.85% (depending on certain criteria relating to wafer starts and debt/equity ratio) above the LIBOR rates for US dollars deposits quoted by specified banks to the lender. As of December 31, 2002 and 2003, this rate was 2.2875% and 1.9375% respectively. Interest is payable semi-annually in US dollars and principal is payable in six semi-annual installments commencing March 28, 2004. Borrowings under this facility are secured by a floating charge over a project bank account and a fixed charge over a debt service reserve account, both of which were established pursuant to this loan.

CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — in US Dollars
In thousands (except per share data)

On April 2, 2001, the Company issued $575,000 of senior unsecured convertible notes due April 2, 2006, which bear interest at the rate of 2.50% per year and have a yield to maturity of 5.25% per year. The notes are convertible into the Company’s ordinary shares or American Depository Shares (“ADS”). The Company may redeem all or a portion of the convertible notes at any time on or after April 2, 2003 at a price to yield of 5.25% per year on the redemption date if the Company’s shares or ADS’s trade at 125% of the conversion price for a period of 20 days in any consecutive 30 trading day period.

In October 2002, the Company completed a rights offering pursuant to which it issued to holders of its ordinary shares, rights to subscribe for new ordinary shares (“ordinary share rights”), and to holders of its American Depository Shares (“ADSs”), rights to subscribe for new ADSs (“ADS rights”). The terms of the convertible notes required an adjustment to the note conversion price per ordinary share as a result of the issuance by the Company of the ordinary share rights and the ADS rights. The conversion price per ordinary share was adjusted to S$4.7980 (equivalent to approximately US$26.7701 per ADS, based on a fixed exchange rate of US$1.00 = S$1.7923 and the ordinary share to ADS ratio of 10:1).

Annual maturities of long-term debt as of December 31, 2003 are as follows:

Payable in year ending December 31, 2004	$223,660
2005	223,660
2006	765,432

$1,212,752

12.	Unutilized Credit Facilities

As of December 31, 2003, the Company has unutilized banking facilities of approximately $392,279 for short-term advances, term loans and bankers’ guarantees, and an unutilized short-term oral credit facility with ST of approximately $100,000.

13.	Accrued Operating Expenses

Accrued operating expenses consist of the following:

	December 31,
	2002	2003
Employee bonuses and related expenses	$44,965	$29,402
Unbilled raw materials	38,643	39,890
Others	52,971	46,228

	$136,579	$115,520

CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — in US Dollars
In thousands (except per share data)

14.	Income Taxes

Income tax expense consists of the following:

	2001	2002	2003

Current	$16,127	$7,204	$14,313
Deferred	(1,883)	(175)	(2,642)

Total	$14,244	$7,029	$11,671

The Company has been granted pioneer status under the Economic Expansion Incentives (Relief from Income Tax) Act, Chapter 86 of Singapore (the “Act”), for sub-micron technology manufacturing in three of its fabs, effective for ten years from July 1, 1996, July 1, 1999, and January 1, 2004.

During the pioneer status period, the Singapore-resident income from pioneer trade is exempt from income tax, subject to compliance with the conditions stated in the certificate and the Act. Income derived from non-pioneer trade during the pioneer period, however, is subject to income tax at the prevailing enacted rate of tax.

The Company has been granted post-pioneer status for one of its fabs (Fab 1), which entitles it to a concessionary tax rate of 10% for the five years after the expiration of its pioneer status on December 31, 2000. On February 13, 2003, the Company announced that, as a result of continuing under-utilization of its fabs resulting from the deep and continuing semiconductor industry downturn, it would close Fab 1 and consolidate its business currently in Fab 1 into Fab 2. The production in Fab 1 is expected to cease by the end of March 2004. As a result of the restructuring of Fab 1, the Company accrued tax expense based on the full corporate tax rate of 22% since the conditions required to maintain the post-pioneer status may no longer be met. The company is currently in discussions with the relevant authorities.

The Company has also been granted post-pioneer status for another three of the fabs, which entitles them to a concessionary tax rate of 10% for five years from the expiration of their pioneer status in 2006, 2009 and 2013. The concessionary tax rate is subject to compliance with conditions stated in the post-pioneer certificate and the Act.

The tax-exempt profits arising from the pioneer trade can be distributed as tax-exempt dividends which are not subject to Singapore income tax in the hands of the holders of ordinary shares. Losses arising in the pioneer and post-pioneer status period are available for carryforward to be offset against profits arising in subsequent periods, including profits arising after the pioneer and post-pioneer status period. Pioneer and post-pioneer loss carryforwards are determined on a fab-by-fab basis. As of December 31, 2003, the Company has nil pioneer loss carryforwards and unutilized property, plant and equipment related wear and tear allowances carryforwards of $623,267. Pioneer and post-pioneer loss carryforwards as well as unutilized wear and tear allowances are available indefinitely, subject to 50% or more of the Company’s equity staying with the same shareholders from the incurrence of the tax loss to its utilization. Since profits during the pioneer status period are tax exempted and a total of $290,464 of such unutilized wear and tear allowances carryforwards as of December 31, 2003 are expected to reverse within the pioneer status period, deferred tax assets have been recognized for the balance of such carryforwards which are expected to reverse after the post pioneer period.

CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — in US Dollars
In thousands (except per share data)

The income tax expense for the years ended December 31, 2001, 2002 and 2003 represents income tax payable on non-pioneer trade income, principally interest and rental income.

Deferred tax assets and liabilities consist of the following:

	December 31,
	2002	2003
Deferred tax assets
Unutilized wear and tear allowances	$—	$71,290
Deferred interest	6,285	9,717
Property, plant and equipment	3,767	9,091
Other accrued expenses	—	92

	10,052	90,190
Valuation allowance	(6,285)	(82,003)

	$3,767	$8,187

Deferred tax liabilities
Property, plant and equipment	$921	2,247
Intangibles	—	438
Other	—	14

	$921	$2,699

Net deferred tax asset	$2,846	$5,488

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment.

As of December 31, 2003, the Company recorded deferred tax assets of $71,290 relating to the Company’s unutilized wear and tear allowances that are expected to be carried forward to offset future taxable income arising after the expiration of the Company’s pioneer periods. Based upon the level of historical taxable income and projections for future taxable income over the periods that the deferred tax assets are deductible, management believes it is more likely than not the Company will not realize the benefits of these deductible differences. Accordingly, a valuation allowance for this amount was recorded as at December 31, 2003. As at December 31, 2002, no such deferred tax assets were recognized as at that time the unutilized wear and tear allowances carryforwards were expected to be utilized during the 0% tax rate pioneer period.

The balance of valuation allowance as of December 31, 2003 primarily relates to the yield to maturity interest expense for the Company’s convertible debt. As of December 31, 2003, the Company has recorded a deferred tax asset for the differences in the tax and book basis for this interest expense. Based on the projections of future interest income against which this interest expense would be deductible, management believes that it is more likely than not that the Company will not realize the benefits of this deduction, and accordingly has recorded a valuation allowance.

CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — in US Dollars
In thousands (except per share data)

The deferred tax effects of the remaining difference in the tax and book basis of property, plant and equipment are recognized because the Company believes that it is more likely than not that future taxable income will be generated over the periods which the deferred tax assets are deductible. The amount of the deferred tax asset considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carryforward period differ materially from current estimates.

A reconciliation of the expected tax expense computed by applying statutory rates to pre-tax loss to the actual tax expense is as follows:

	December 31,
	2001	2002	2003
Income taxes computed at Singapore statutory tax rate of 22% (2001: 24.5%, 2002 and 2003: 22%)	$(108,373)	$(102,437)	$(62,174)
Permanent non-deductible expenses	48,039	33,372	44,360
Effect of pioneer status, including losses and allowances not recognized as deferred tax benefit	75,536	65,383	38,480
Effect of recognizing deferred tax assets at post-pioneer concessionary tax rate	(1,883)	(175)	(2,642)
Effect of equity method investee loss (income)	667	9,823	(5,103)
All other items, net	258	1,063	(1,250)

Income tax expense	$14,244	$7,029	$11,671

The pioneer tax status had the effect of increasing basic and diluted net loss per share by $0.05, $0.04 and $0.02 and basic and diluted net loss per ADS by $0.48, $0.36 and $0.15 for the years ended December 31, 2001, 2002 and 2003, respectively.

15.	Other Current Liabilities

Other current liabilities consist of the following:

	December 31,
	2002	2003
Customer deposits	$24,251	$—
Obligations payable under technology license agreements	650	25,000
Others	4,740	12,305

	$29,641	$37,305

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

CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — in US Dollars
In thousands (except per share data)

16.	Shareholders’ Equity

Share Capital

Share capital consists of the following:

	December 31,
	2002	2003
Issued and paid-up share capital	$382,552	$383,792
Capital reduction	61,161	61,161

	$443,713	$444,953

In November 1992, the Company reorganized its paid-up share capital by the extinguishment of accumulated losses of $61,161 against the paid-up share capital in a capital reduction sanctioned by the High Court of Singapore. The capital reduction does not qualify as a quasi-reorganization under US GAAP and accordingly has not been reflected in the financial statements.

In October 2002, the Company completed a rights offering pursuant to which it issued to holders of :

•	its ordinary shares rights to subscribe for new ordinary shares in the ratio of eight ordinary shares for every ten ordinary shares held. The ordinary share subscription price was S$1.00.

•	its ADSs rights to subscribe for new ADSs in the ratio of eight ADSs for every ten ADSs held. The ADSs subscription price was $5.58.

The Company issued 1,109,624 new ordinary shares (directly or in the form of ADSs) and received net proceeds of $611,650 from the rights offering.

Under Singapore law, all increases in share capital (including rights issues) require shareholders’ approval. Singapore law does not provide for the issue of shares of no par value and, except with court approval, prohibits the issue of shares at a discount to par value.

Additional Paid-in Capital

Additional paid-in capital as of December 31, 2002 and 2003 represents principally the excess of proceeds received from issue of share capital (net of the costs of issue) over the par value of shares issued, which under Singapore law must be credited to the share premium account. The share premium may only be applied in paying up unissued shares to be issued to shareholders, paying up in whole or in part the balance unpaid on shares in issue, in writing off preliminary expenses and share and debenture issue expenses and by provision for premiums payable on the redemption of redeemable preferred shares. The share premium account had a balance of $2,206,361 as at December 31, 2003.

CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — in US Dollars
In thousands (except per share data)

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

Some of the Company’s loan agreements restrict the ability of the Company to pay dividends without prior approval from the lender.

Accumulated Other Comprehensive Loss

Accumulated other comprehensive loss consists of the following:

	December 31,
	2002	2003
Currency translation loss	$52,664	$54,380
Derivative and hedging activities	10,329	4,501

	$62,993	$58,881

17.	Share Options and Incentive Plans

(a) 1999 Option Plan

Effective March 1999, the Company adopted the Chartered Semiconductor Manufacturing Ltd Share Option Plan 1999 (the “1999 Option Plan”) which provided for a maximum of 107,160 shares (subject to adjustment under the plan) to be reserved for option grants. This amount was revised to 197,160 shares in May 2002. As a result of the Company’s rights offering in October 2002, the shares available for future grants were increased by 30,488 shares. The total shares provided under the 1999 Option Plan is hence 227,648 shares. The remaining shares available for future grants at December 31, 2003, are 103,150. Options granted under the plan may include nonstatutory options as well as incentive stock options intended to qualify under Section 422 of the United States Internal Revenue Code.

CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — in US Dollars
In thousands (except per share data)

The plan is administered by a committee appointed by the Directors. Employees, outside directors and consultants are eligible for the grant of options subject to certain exceptions as provided in the 1999 Option Plan.

The exercise price of an incentive stock option is generally the fair market value of the shares at the date of the grant. In certain circumstances, the exercise price may be higher than the fair market value but in no event will the exercise price be below the par value of the share.

As a result of the Company’s rights offering which was completed in October 2002, changes were made to both the exercise price and the number of shares of all outstanding options offered or granted. The adjustments were made so that the aggregate intrinsic value of the options and the ratio of the exercise price per share to the market value per share for each outstanding option tranche remain unchanged immediately after the rights offering. The adjustments were made by multiplying each existing option exercise price by 0.8531 and dividing the number of shares issuable upon exercise of each option by 0.8531.

Option periods do not exceed 10 years from the date of grant. Upon leaving the employment of the Company, outstanding options remain exercisable for a specified period.

Information on options granted is as follows:

		Weighted
		Average
		Exercise
	Options	Price
Outstanding at January 1, 2001	70,414	$4.90
Granted	30,022	$2.35
Exercised	(4,765)	$1.00
Lapsed	(7,746)	$5.37

Outstanding at December 31, 2001	87,925	$4.19
Granted	31,457	$1.46
Exercised	(3,018)	$1.10
Lapsed	(16,671)	$3.78

Outstanding at December 31, 2002	99,693	$3.49
Granted	29,528	$0.55
Expired	(4)	$0.88
Exercised	(461)	$0.52
Lapsed	(24,533)	$3.52

Outstanding at December 31, 2003	104,223	$2.67
Exercisable at end of year	37,251	$3.92

Weighted average fair values of options granted in 2001, 2002 and 2003 were $1.99, $1.13 and $0.40 respectively.

CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — in US Dollars
In thousands (except per share data)

The following table summarizes information about fixed stock options outstanding at December 31, 2003.

	Options Outstanding			Options Exercisable
		Weighted
	Number	average	Weighted		Weighted
Range	outstanding	remaining	average	Number	average
of exercise	at	contractual	exercise	exercisable	exercise
prices	12/31/2003	life	price	12/31/2003	price

$0.39 to $0.94	30,898	8.7 years	$0.55	2,337	$0.53
$1.06 to $1.95	27,053	7.5 years	$1.43	9,439	$1.52
$2.14 to $2.44	21,043	6.9 years	$2.33	9,791	$2.31
$5.81	14,445	6.2 years	$5.81	8,960	$5.81
$8.31	10,784	5.6 years	$8.31	6,724	$8.31

	104,223			37,251

The options vest over one to five years and expire on dates ranging from November 2003 to September 2012. The 1999 Option Plan is accounted for in accordance with fixed-plan accounting under APB 25 and related interpretations. Total compensation expense recognized for 2001, 2002 and 2003 totalled $763, $(253) and $4, respectively.

The fair value of the option grants are estimated using the Black-Scholes option pricing model with the following assumptions used for grants in 2001, 2002 and 2003.

	2001	2002	2003

Risk free interest rate	4.550% to	3.195% to	2.710% to
	4.854%	5.060%	4.450%
Expected volatility	81.130% to	67.690% to	66.61% to
	90.540%	75.89%	70.16%
Expected lives	5 to	5 to	5 to
	10 years	10 years	9 years
Dividend yield	NA	NA	NA

Options of 1,789, 1,474 and 1,284 shares of the Company were granted to employees of SMP in 2001, 2002 and 2003, respectively. SMP bears the stock-based compensation charge in respect of these options.

Had the Company determined employee compensation cost based on the fair value at the grant date for its share options under SFAS No. 123 as amended by SFAS No. 148, the Company’s net loss would have changed to the pro forma amounts indicated below:

	2001	2002	2003
Stock-based employee compensation cost
As reported (intrinsic method)	$763	$(253)	$4
Pro forma (fair-value method)	$78,580	$49,921	$13,526
Net loss
As reported	$(383,952)	$(417,088)	$(291,212)
Pro forma	$(461,769)	$(467,262)	$(304,734)

CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — in US Dollars
In thousands (except per share data)

	2001	2002	2003
Basic and diluted net loss per share
As reported	$(0.24)	$(0.23)	$(0.12)
Pro forma	$(0.29)	$(0.26)	$(0.12)
Basic and diluted net loss per ADS
As reported	$(2.42)	$(2.32)	$(1.16)
Pro forma	$(2.91)	$(2.60)	$(1.22)

(b) 2001 Share Purchase Plans

As approved by the shareholders in May 2001, the Company has adopted the Chartered Semiconductor Manufacturing Ltd Employee Share Purchase Plan 2001 (the “Chartered Purchase Plan”) and the Share Purchase Plan 2001 for Employees of Silicon Manufacturing Partners Pte Ltd (the “SMP Purchase Plan”), collectively “the Plans”, which provides for the issuance of a maximum of 10,000 shares (subject to adjustment under the Plans). The amount was subsequently revised to 11,722 shares as a result of the Company’s rights offering which was completed in October 2002.

The Plans permit eligible employees to purchase shares through payroll deductions of between 1 percent to 10 percent of an employee’s compensation, including salaries, wages, bonuses, incentive compensations, commissions, overtime pay and shift premiums. The offering periods consist of the six-month periods commencing on each March 1 and September 1. The purchase price for each share purchased at the close of an offering period shall be the lower of 85% of the fair market value of the share on the last trading day in such offering period or last trading day before the commencement of such offering period. The purchase price for each share shall in no event be less than the par value of each share. The plans are intended to qualify under Section 423 of the United States Tax Code.

The Plans are administered by a committee appointed by the Directors. Approximately 7,800 shares were purchased at $0.35 (S$0.61) in 2003 under the Plans.

18.	Commitments and Contingencies

(a) Commitments

The Company has a patent license agreement with a technology partner under which the parties grant to one another a license to use certain of each other’s patents. Under the terms of the patent license agreement, the Company may provide wafer capacity in lieu of payment for royalties. Such royalties under the patent license agreement are waived until such time as the interest of the technology partner in SMP falls below 49%. In exchange the Company has waived capacity shortfall obligations from the technology partner. The patent license agreement continues for as long as the joint venture agreement between the parties remains.

CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — in US Dollars
In thousands (except per share data)

The Company entered into subscription and participation agreements with seven customers (the “Equity Investor Customers”), a technology partner and an investor to raise equity for the establishment of a new fab. Under the agreements, the Equity Investor Customers, technology partner and the investor subscribed for shares with the right to subscribe for new shares pro-rata to their interest in the Company. The subscription and participation agreements were terminated on November 5, 1999. The Company is committed to provide the Equity Investor Customers and technology partner with rights to wafer capacity first granted under those agreements through August 2005.

Pursuant to the assured supply and demand agreement that the Company and the joint venture partner signed with SMP, each partner is required to purchase a specified percentage of SMP’s output. However, if one party does not purchase its share of wafers, the other party is entitled to utilize that unused capacity. In the event such other party does not utilize the unused capacity, the party who does not purchase its entitlement will be required to compensate SMP for any unrecovered costs it incurs in connection with such unused capacity.

The Company has entered into agreements to purchase technology licenses, jointly perform research and development, and swap capacity commitments. The future payment obligations under these agreements as at December 31, 2003 are $217 million.

The Company has the following capital commitments:

	December 31,
	2002	2003
Contracts for capital expenditure	$446,380	$398,296

Minimum future rental payments on non-cancellable operating leases excluding amounts payable to ST disclosed in Note 2 as at December 31, 2003, are as follows:

Payable in year ending December 31,
2004	$3,786
2005	2,572
2006	1,847
2007	379
2008	341
Thereafter	2,787

$11,712

Rental expense, excluding amounts payable to ST disclosed in Note 2, for the years ended December 31, 2001, 2002 and 2003 was $5,236, $5,748 and $5,307 respectively.

CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — in US Dollars
In thousands (except per share data)

(b) Contingencies

The Company may from time to time be a party to claims that arise in the normal course of business. These claims include allegations of infringement of intellectual property rights of others as well as other claims of liability. In addition, the Company is subject to various taxes in the different jurisdictions in which it operates. These include taxes on income, property, goods and services, and other taxes. The Company submits tax returns and claims with the respective government taxing authorities which are subject to agreement by those taxing authorities. The Company accrues costs associated with these matters when they become probable and reasonably estimable. The Company does not believe that it is probable that losses associated with these matters beyond those already recognized will be incurred in amounts that would be material to its financial position or consolidated statements of operations.

19.	Derivative Instruments

The Company has the following notional amounts of derivative instruments:

	December 31,
	2002	2003
Forward foreign exchange contracts to hedge:
-Singapore dollar debt	$94,102	$81,983
-Plant and equipment purchases (mainly Japanese yen and Euro)	24,185	14,909
Cross currency swap	100,415	73,225
Convertible notes interest rate swap	200,000	575,000

	$418,702	$745,117

The Company does not use derivative financial instruments for trading purposes. The Company uses derivative instruments principally to manage interest rate risks. During 2001, the Company entered into an interest rate swap contract to hedge fixed-rate interest obligations associated with $200,000 of the convertible notes issued in April 2001, with the effect of swapping the fixed-rate coupon interest obligations to floating-rate obligations based on LIBOR rates. The Company has designated this interest rate swap contract as a fair-value hedge. In January 2003, the Company entered into an additional swap to incorporate hedging of the accreting portion of the bond which was not included in the original swap, thereby increasing the hedge effectiveness. In August 2003, the Company entered into an interest rate swap contract in respect of the fixed-rate coupon interest obligations associated with the remaining $375,000 of the convertible notes issued in April 2001, with the effect of swapping the fixed-rate interest obligations to a floating-rate obligation based on LIBOR rates. The Company has designated this interest rate swap contract as a fair-value hedge. The swap incorporated hedging of the accreting portion of the convertible notes. For the fair-value hedge transactions, changes in fair value of the derivative and changes in the fair value of the item being hedged are recorded in earnings.

CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — in US Dollars
In thousands (except per share data)

The Company also uses derivative instruments to manage identified foreign currency risks resulting from its Singapore dollar denominated debt and, to a lesser extent, its foreign currency denominated purchase commitments which are denominated principally in Japanese yen and Euro. The Company has entered into a cross currency swap to convert a Singapore dollar fixed rate loan to a US dollar denominated fixed rate instrument. The Company uses foreign currency forward contracts to manage these risks and has designated them as foreign currency cash-flow hedges. The Company uses foreign currency forward contracts which match the terms of the individual foreign currency exposures and, as a result, any ineffectiveness of the Company’s hedges is negligible. Amounts included in other comprehensive income related to hedges of Singapore dollar denominated debt are reclassified into earnings in amounts equal to the transaction gain or loss resulting from the remeasurement of the debt into US dollars. The amounts reclassified into earnings are included in foreign exchange gain (loss). Amounts included in other comprehensive income related to hedges of foreign currency purchase commitments are reclassified into earnings (cost of revenue) when the asset related to the purchase commitment is depreciated. The maximum term over which the Company is hedging exposures to the variability of cash flows for currency exchange rates risk is 3 years.

Most of the Company’s derivatives are formally designated as cash flow foreign currency hedges and fair value hedges. However, certain derivative instruments are not designated as part of a hedging relationship. These consist primarily of foreign currency forward contracts related to groups of forecasted foreign currency denominated payments. While the Company expects these derivatives to be effective in hedging the variability in cash flows resulting from changes in foreign exchange rates, it does not believe it is practicable to formally document the hedging relationship and link the derivatives to specific forecasted transactions. Gains and losses on these instruments are included in foreign exchange gain (loss).

At December 31, 2003, the estimated net amount of existing losses from cash flow hedges expected to be reclassified into earnings within the next year is $87. For the year ended December 31, 2003, net realized gains recognized from cash flow hedges were $1,003 and from fair value hedges were $1,516.

The components of other comprehensive income (loss) related to derivative and hedging activities consist of the following:

	December 31,
	2002	2003
Beginning	$(10,838)	$(10,329)
Reclassifications into earnings	(1,813)	1,003
Net current period changes associated with hedging transactions	1,313	(473)
Share of other comprehensive income of SMP	1,009	5,298

Ending	$(10,329)	$(4,501)

CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — in US Dollars
In thousands (except per share data)

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

20.	Fair Values of Financial Instruments

	December 31,
	2002		2003
	Carrying	Estimated	Carrying	Estimated
	amount	fair value	amount	fair value
Asset/(Liability)	$	$	$	$
Long term debt	(1,179,931)	(1,227,464)	(1,212,752)	(1,248,765)
Forward foreign exchange contracts	1,448	1,448	2,828	2,828
Cross currency swap	(8,853)	(8,853)	(4,495)	(4,495)
Interest rate swap	8,526	8,526	(37,008)	(37,008)
Credit default swap	—	—	1,479	1,479

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

CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — in US Dollars
In thousands (except per share data)

Cross currency swap. The fair value is estimated by obtaining quotes from brokers.

Interest rate swap. The fair value is estimated by obtaining quotes from brokers.

Credit default swap. The fair value is estimated by obtaining quotes from brokers.

Limitations. Fair value estimates are made at a specific point in time, and are based on relevant market information and information about the financial instruments. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

21.	Business Segment, Geographic and Major Customer Data

Operating segments, as defined under SFAS No. 131 “Disclosures About Segments of an Enterprise and Related Information”, are components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. The Company operates in a single reportable segment. All of the Company’s products are manufactured in Singapore.

The following table presents a summary of revenues by country of domicile of customers and long-lived assets by geographic region. The Company geographically categorizes a sale based on the country in which the customer is headquartered.

	2001	2002	2003
Revenues
Americas	$308,093	$317,218	$353,921
Europe	41,958	38,643	72,249
Japan	27,485	43,967	24,799
Singapore	449	485	871
Taiwan	75,977	44,894	92,245
Others	8,694	4,034	7,826

	$462,656	$449,241	$551,911

Long-lived assets
Singapore	$1,852,473	$1,860,555	$1,538,782
Others	948	676	658

	$1,853,421	$1,861,231	$1,539,440

Revenues from major customers, as a percentage of total revenue, were as follows:

	2001	2002	2003
Customer A	21.0%	19.2%	15.1%
Customer B	4.0	11.0	9.2
Customer C	6.4	10.7	6.9
Others	68.6	59.1	68.8

	100.0%	100.0%	100.0%

CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — in US Dollars
In thousands (except per share data)

The top five customers of the Company accounted for 43%, 53% and 41%, of the Company’s net revenue in the years ended December 31, 2001, 2002 and 2003, respectively. As a result, loss or cancellation of business from, or significant changes in scheduled deliveries or decreases in the prices of products sold to any of these customers could materially and adversely affect the Company’s results of operations or financial position. The Company believes that the concentration of its credit risk in trade receivables is mitigated substantially by its credit evaluation process, credit policies, credit control and collection procedures.

22.	Other Operating Expenses

During 2002, other operating expenses include a property, plant and equipment impairment charge of $4,868 and a restructuring charge of $5,157. The impairment charge resulted from the decision to abandon certain production processes. As the associated machinery had no further productive use, it was taken out of service and, as the associated machinery had no value on the secondary machinery market, its carrying value was reduced to zero. The restructuring charge relates to a workforce reduction in the fourth quarter, and represents the cost of the compensation package paid to the affected employees. The compensation was substantially paid during the fourth quarter of 2002.

During 2003, other operating expenses related to the following:

A gain of $27,531 associated with the cancellation of the Company’s employee bonus award plan. In prior years, the Company had implemented an employee bonus award plan with respect to the payment of bonuses to employees. As a result of the cancellation, compensation accrued for past services under the bonus award plan of $27,531 was eliminated by decreasing compensation expense in the period of cancellation.

An impairment charge of $8,986 on certain machinery and equipment which were classified as held for sale as at December 31, 2003. The impairment charge resulted from the decision to rationalize capacity across the Company. The machinery are expected to be sold on the open market within twelve months of classification as held for sale. These assets were written down to the lower of their fair value, less costs to sell or their net book value.

A restructuring charge of $12,421 relating to the phase out of the Company’s Fab 1, in accordance with SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities”. In February 2003, the Company announced that, as a result of continuing under-utilization of its fabs resulting from the deep and continuing semiconductor industry downturn, it would close Fab 1 and consolidate its business into Fab 2. The production in Fab 1 is expected to cease by the end of March 2004. A summary of estimated and actual costs incurred is shown below. These amounts do not include potential gain on disposition of fixed assets. Plant closure, customer assistance and related expenses mainly relate to product qualification, prototyping, reticles, unhook and decommissioning of equipment and other activities to be carried out for consolidating the Fab 1 business into Fab 2.

CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — in US Dollars
In thousands (except per share data)

	Total	Cumulative
	estimated	expense
	costs	to-date

Employee termination benefits	$8,000	$6,627
Plant closure, customer assistance and related expenses	10,000 to 14,000	5,794

Total	$18,000 to 22,000	$12,421

	Year Ended December 31, 2003
	Beginning	Current		Ending
	liability	year	Amount	liability
	balances	additions	paid	balances

Employee termination benefits	$—	$6,627	$—	$6,627
Plant closure, customer assistance and related expenses	—	5,794	3,455	2,339

Total	$—	$12,421	$3,455	$8,966

23.	Cumulative Effect Adjustment

Effective January 1, 2003, the Company adopted the provisions of SFAS No. 143, “Accounting for Asset Retirement Obligations”, which addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and associated asset retirement costs. Accordingly, the Company recorded a liability of $13,223 related to the requirements in its lease agreements for the return of buildings to tenantable condition and the return of land on which fabs have been built to its original condition. The associated cost was capitalized as an increase in “property, plant and equipment” of the same amount and will be depreciated over its remaining useful lives. The adoption of SFAS No. 143 as of January 1, 2003, resulted in a cumulative effect loss of $6,421, after a reduction in minority interest of $475. The cumulative effect loss represents the depreciation and accretion expense that would have been recorded previously if SFAS No. 143 had been in effect in prior years. The proforma effect of retroactive application of SFAS No. 143 in 2001 and 2002 would not have had a material impact on the net loss, net loss per share and net loss per ADS, as reported.

SILICON MANUFACTURING PARTNERS PTE LTD

Financial Statements for the years ended
December 31, 2001, 2002 and 2003

SILICON MANUFACTURING PARTNERS PTE LTD

FINANCIAL STATEMENTS INDEX

INDEPENDENT AUDITORS’ REPORT

The Members of
Silicon Manufacturing Partners Pte Ltd:

We have audited the accompanying balance sheets of Silicon Manufacturing Partners Pte Ltd as of December 31, 2002, and the related profit and loss accounts, statements of changes in equity and statements of cash flows for the years ended December 31, 2001 and 2002. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Silicon Manufacturing Partners Pte Ltd as of December 31, 2002, and the results of its operations and cash flows for the years ended December 31, 2001 and 2002 in conformity with Singapore Financial Reporting Standards.

The financial statements as of December 31, 2002 and for the two years then ended have been restated as described in Note 19. We have audited that restatement but have not performed any other audit procedures after March 13, 2003, the date of our report on the 2002 financial statements.

Singapore Financial Reporting Standards vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 24 to the financial statements.

We have not audited or reviewed the accompanying 2003 financial statements and, accordingly, do not express an opinion or any other form of assurance on them.

/s/ KPMG

SINGAPORE

March 13, 2003 (except for Note 19, as to which the date is January 30, 2004)

SILICON MANUFACTURING PARTNERS PTE LTD
BALANCE SHEETS
As of December 31, 2002 and 2003
In thousands of US Dollars (except share and per share data)

	Note	2002	2003
		(Restated)	(Unaudited)
		$	$
Non-current assets
Property, plant and equipment	3	$404,681	$262,160
Intangible assets	4	436	189
Deferred expense	5	2,688	1,680

		407,805	264,029
Current assets
Inventories	6	17,116	31,127
Trade and other receivables	7	30,233	56,250
Cash and cash equivalents	8	112,721	129,625

		160,070	217,002

Less:
Current liabilities
Trade and other payables	9	38,413	91,670
Provisions	10	2,656	3,055
Interest-bearing liabilities	11	107,142	107,142
Current tax payable		1,167	1,383

		149,378	203,250

Net current assets		10,692	13,752

		418,497	277,781
Non-current liability
Interest-bearing liabilities	11	171,429	64,286

		$247,068	$213,495

Share capital	12	$252,389	252,389
Accumulated losses		(5,321)	(38,894)

		$247,068	$213,495

The accompanying notes form an integral part of these financial statements.

SILICON MANUFACTURING PARTNERS PTE LTD
PROFIT AND LOSS ACCOUNTS
For the Years Ended December 31, 2001, 2002 and 2003
In thousands of US Dollars (except share and per share data)

	Note	2001	2002	2003
		(Restated)	(Restated)	(Unaudited)
		$	$	$
Revenue		$199,965	$205,458	$329,535
Cost of sales		(227,020)	(242,749)	(286,462)

Gross profit/(loss)		(27,055)	(37,291)	43,073
Other operating income	14	116,832	51,578	4,840
Sales and marketing expenses		(165)	(85)	(41)
General and administrative expenses		(3,175)	(3,954)	(4,342)
Other operating expenses	15	—	—	(178)

Profit from operations	16	86,437	10,248	43,352
Finance costs	17	(29,582)	(30,080)	(21,908)

Profit/(Loss) from ordinary activities before taxation		56,855	(19,832)	21,444
Income tax expense	18	(326)	(485)	(275)

Net profit/(loss) for the year		$56,529	$(20,317)	$21,169

The accompanying notes form an integral part of these financial statements.

SILICON MANUFACTURING PARTNERS PTE LTD
STATEMENTS OF CHANGES IN EQUITY
For the Years Ended December 31, 2001, 2002 and 2003
In thousands of US Dollars (except share and per share data)

			Accumulated
		Share	(losses)/
	Note	capital	profits	Total
		$	$	$
At January 1, 2001,as previously reported		252,389	(43,001)	209,388
Restatement	19	—	1,468	1,468

At January 1, 2001, restated		252,389	(41,533)	210,856
Net profit for the year		—	56,529	56,529

At December 31, 2001		252,389	14,996	267,385

At January 1, 2002, as previously reported		252,389	10,792	263,181
Restatement	19	—	4,204	4,204

At January 1, 2002, restated		252,389	14,996	267,385
Net loss for the year		—	(20,317)	(20,317)

At December 31, 2002		252,389	(5,321)	247,068

At January 1, 2003, as previously reported		252,389	(12,640)	239,749
Restatement	19	—	7,319	7,319

At January 1, 2003, restated		252,389	(5,321)	247,068
Net profit for the year		—	21,169	21,169
First interim dividend declared of $0.0011 per “B” ordinary share less tax at 22%	20	—	(234)	(234)
Second interim dividend declared of $0.2515 per “B” ordinary share, tax exempt	20	—	(54,508)	(54,508)

At December 31, 2003		$252,389	$(38,894)	$213,495

The accompanying notes form an integral part of these financial statements.

SILICON MANUFACTURING PARTNERS PTE LTD
STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2001, 2002 and 2003
In thousands of US Dollars (except share and per share data)

	2001	2002	2003
	(Restated)	(Restated)	(Unaudited)
	$	$	$
Operating activities
Profit/(loss) from ordinary activities before taxation	56,855	(19,832)	21,444
Adjustments for:
Amortization of deferred finance expenses	1,008	1,008	1,008
Amortization of intangible assets	1,325	795	324
Depreciation of property, plant and equipment	128,982	150,367	159,691
Assets impairment	—	—	178
Loss on disposal of property, plant and equipment	6	728	—
Gain on disposal of intangible assets	—	(178)	—
Interest expense, net of amount capitalized	28,277	28,797	20,870
Interest income	(1,844)	(1,882)	(1,252)

Operating profit before working capital changes	214,609	159,803	202,263
Changes in working capital:
Inventories	6,348	(10,590)	(14,011)
Trade and other receivables	(37,009)	42,155	(26,114)
Trade and other payables	(20,941)	7,345	13,025

Cash generated from operations	163,007	198,713	175,163
Interest received	1,809	1,823	1,349
Interest paid, net of amount capitalized	(28,425)	(29,320)	(21,357)
Income taxes paid	(70)	(71)	(59)

Cash flows from operating activities	136,321	171,145	155,096

Investing activities
Proceeds on disposal of property, plant and equipment	—	4,595	3,350
Purchase of property, plant and equipment including interest paid of $243 (2002: $1,240 and 2001: $3,780)	(107,181)	(49,918)	(14,088)
Proceeds on disposal of intangible assets	—	294	—
Purchase of intangible assets	(457)	(109)	(77)

Cash flows from investing activities	(107,638)	(45,138)	(10,815)

Balance carried forward	28,683	126,007	144,281

The accompanying notes form an integral part of these financial statements.

SILICON MANUFACTURING PARTNERS PTE LTD
STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2001, 2002 and 2003
In thousands of US Dollars (except share and per share data)

	Note	2001	2002	2003
		(Restated)	(Restated)	(Unaudited)
		$	$	$
Balance brought forward		28,683	126,007	144,281
Financing activities
Repayment of bank loan		—	(96,429)	(107,143)
Dividends paid		—	—	(20,234)
Cash flows from financing activities		—	(96,429)	(127,377)

Net increase in cash and cash equivalents		28,683	29,578	16,904
Cash and cash equivalents at beginning of year		54,460	83,143	112,721

Cash and cash equivalents at end of year	8	83,143	112,721	129,625

The accompanying notes form an integral part of these financial statements.

SILICON MANUFACTURING PARTNERS PTE LTD
NOTES TO THE FINANCIAL STATEMENTS
In thousands of US Dollars (except share and per share data)

These notes form an integral part of the financial statements.

The financial statements were authorized for issue by the directors on February 27, 2004.

1.	Domicile and Activities

Silicon Manufacturing Partners Pte Ltd (the Company) is incorporated in the Republic of Singapore and has its registered office at 60 Woodlands Industrial Park Street 2, Singapore 738406.

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

The financial statements have been prepared in accordance with Singapore Financial Reporting Standards (FRS) including related Interpretations promulgated by the Council on Corporate Disclosure and Governance (CCDG).

The financial statements were previously prepared in accordance with Singapore Statements of Accounting Standard (SAS). There is no effect on the financial statements due to the transition from SAS to FRS.

The historical cost basis is used. Amounts are expressed in the United States (US) dollars, unless otherwise stated.

(b)	Measurement currency

The measurement currency of the Company is US dollars. As sales and purchases are denominated primarily in US dollars and net receipts from operations are usually retained in US dollars, the directors are of the opinion that US dollars reflects the economic substance of the underlying events and circumstances relevant to the Company.

(c)	Foreign Currency Transactions

Monetary assets and liabilities in foreign currencies are translated into US dollars at rates of exchange ruling at the balance sheet date. Transactions in foreign currencies are translated at rates ruling on transaction dates. Translation differences are included in the profit and loss account.

SILICON MANUFACTURING PARTNERS PTE LTD
NOTES TO THE FINANCIAL STATEMENTS
In thousands of US Dollars (except share and per share data)

2.	Summary of Significant Accounting Policies (cont’d)

(d)	Property, Plant and Equipment

(i)	Owned Assets

Property, plant and equipment are stated at cost less accumulated depreciation and impairment losses.

(ii)	Subsequent Expenditure

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

Gains or losses arising from the retirement or disposal of property, plant and equipment are determined as the difference between the net disposal proceeds and the carrying amount of the asset and are recognized in the profit and loss account on the date of retirement or disposal.

(iv)	Depreciation

No depreciation is provided for property, plant and equipment under installation or construction. Depreciation is provided on a straight-line basis so as to write off the cost of other property, plant and equipment over their estimated useful lives as follows:

Equipment and machinery	-	5 years
Mechanical and electrical installations	-	10 years
Office furniture, fittings and equipment	-	5 years
Computers	-	2 to 3 years

Interest incurred during the year of construction or acquisition of major items of property, plant and equipment is capitalized into cost of property, plant and equipment. Interest capitalized is based on the average cost of the Company’s pooled borrowings.

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

SILICON MANUFACTURING PARTNERS PTE LTD
NOTES TO THE FINANCIAL STATEMENTS
In thousands of US Dollars (except share and per share data)

2.	Summary of Significant Accounting Policies (cont’d)

(e)	Intangible Assets (cont’d)

(iii)	Amortization

Amortization is charged to the profit and loss account on a straight-line basis over the estimated useful lives of 2 to 3 years of the computer software.

(f)	Derivatives and Hedging

Derivative financial instruments are used to manage exposure to foreign exchange and interest rate risks arising from operational, financing and investment activities. Derivative financial instruments are not used for trading purposes.

The Company only recognizes the accounting effect of derivative instruments as, and to the extent that, the derivative financial instruments have an effect on the Company’s cash flows.

(g)	Deferred Expense

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

In arriving at the net realizable value, due allowance is made for all obsolete and slow-moving items.

(i)	Affiliated Companies

An affiliated company is defined as one, other than a related company, which has common direct or indirect shareholders or common directors with the Company.

(j)	Cash and Cash Equivalents

For the purpose of the statement of cash flows, cash and cash equivalents comprise cash balances, bank deposits and highly liquid investments which are readily convertible to cash and which are subject to an insignificant risk of changes in value.

SILICON MANUFACTURING PARTNERS PTE LTD
NOTES TO THE FINANCIAL STATEMENTS
In thousands of US Dollars (except share and per share data)

2.	Summary of Significant Accounting Policies (cont’d)

(k)	Impairment

The carrying amounts of the Company’s assets, other than inventories, are reviewed at each balance sheet date to determine whether there is any indication of impairment. An impairment loss is recognized whenever the carrying amount of an asset or its cash-generating unit exceeds its recoverable amount. Impairment losses are recognized in the profit and loss account.

An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized. There were no impairment loss reversals for the years ended December 31, 2001, 2002 and 2003.

(l)	Provisions

A provision for warranties is recognized when the underlying products or services are sold. The provision is based on historical experience and management’s estimate of the level of future claims and accrues for specific items at the time their estimate is known and the amounts are determinable.

Costs incurred are charged against the provision and any over or under provision is charged to the profit and loss account.

(m)	Deferred Tax

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

(n)	Dividends

Dividends on ordinary shares are recognized as a liability in the period in which they are declared.

(o)	Revenue Recognition

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

SILICON MANUFACTURING PARTNERS PTE LTD
NOTES TO THE FINANCIAL STATEMENTS
In thousands of US Dollars (except share and per share data)

2.	Summary of Significant Accounting Policies (cont’d)

(o)	Revenue Recognition (cont’d)

(ii)	Allocated wafer capacity cost recovery

Allocated wafer capacity cost recoveries are recognized in accordance with the terms under the assured supply and demand agreement between the shareholders. Such recoveries represent the unrecovered cost when the capacity allocated to the shareholders is not met.

(iii)	Interest income

Interest income from bank deposits and cash pool deposits with an affiliated company is accrued on a time-apportioned basis.

(p)	Operating Leases

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

(q)	Finance Costs

Finance costs are expensed in the profit and loss account in the period in which they are incurred, except to the extent that they are capitalized as being directly attributable to the acquisition, construction or production of an asset which necessarily takes a substantial period of time to get ready for its intended use or sale.

3.	Property, Plant and Equipment

			Office
	Equipment	Mechanical and	furniture,		Assets under
	and	electrical	fittings and		installation and
Cost	machinery	installations	equipment	Computers	construction	Total
	$	$	$	$	$	$
At January 1, 2002	712,838	2,773	975	4,199	25,192	745,977
Additions	—	—	—	—	46,567	46,567
Transfers	61,286	—	—	20	(61,306)	—
Disposals	(2,781)	—	—	—	(840)	(3,621)

At December 31, 2002	771,343	2,773	975	4,219	9,613	788,923

Accumulated depreciation
At January 1, 2002	230,160	923	601	3,155	—	234,839
Depreciation charge for the year	149,188	277	194	708	—	150,367
Disposals	(964)	—	—	—	—	(964)

At December 31, 2002	378,384	1,200	795	3,863	—	384,242

Carrying amount
December 31, 2002	392,959	1,573	180	356	9,613	404,681

			Office
	Equipment	Mechanical and	furniture,		Assets under
	and	electrical	fittings and		installation and
Cost (unaudited)	machinery	installations	equipment	Computers	construction	Total
	$	$	$	$	$	$
At January 1, 2003	771,343	2,773	975	4,219	9,613	788,923
Additions	—	—	—	—	20,698	20,698
Transfers	28,543	1,483	—	172	(30,198)	—
Disposals	(5,911)	—	—	(41)	—	(5,952)
Assets impairment	(2,406)	—	—	—	—	(2,406)

At December 31, 2003	791,569	4,256	975	4,350	113	801,263

Accumulated depreciation
At January 1, 2003	378,384	1,200	795	3,863	—	384,242
Depreciation charge for the year	158,875	365	127	324	—	159,691
Disposals	(2,561)	—	—	(41)	—	(2,602)
Assets impairment	(2,228)	—	—	—	—	(2,228)

At December 31, 2003	532,470	1,565	922	4,146	—	539,103

SILICON MANUFACTURING PARTNERS PTE LTD
NOTES TO THE FINANCIAL STATEMENTS
In thousands of US Dollars (except share and per share data)

3.	Property, Plant and Equipment (cont’d)

Office
	Equipment	Mechanical and	furniture,		Assets under
	and	electrical	fittings and		installation and
	machinery	installations	equipment	Computers	construction	Total
	$	$	$	$	$	$
Carrying amount
December 31, 2003	259,099	2,691	53	204	113	262,160

During the year, interest expenses of approximately $237 (2002: $1,218; 2001: $3,760) were capitalized in the cost of property, plant and equipment.

4.	Intangible Assets

	2002	2003 (Unaudited)
	$	$
Computer Software
Cost
At January 1,	3,632	3,448
Additions	109	77
Disposals	(293)	—

At December 31,	3,448	3,525

Accumulated amortization
At January 1,	2,394	3,012
Charge for the year	795	324
Disposals	(177)	—

At December 31,	3,012	3,336

Carrying amount
December 31,	436	189

5.	Deferred Expense

	2002	2003
		(Unaudited)
	$	$
Deferred finance cost	6,048	6,048
Less:
Amortization for deferred finance cost
At January 1,	2,352	3,360
Charge for the year	1,008	1,008

Balance as at December 31,	3,360	4,368

	2,688	1,680

SILICON MANUFACTURING PARTNERS PTE LTD
NOTES TO THE FINANCIAL STATEMENTS
In thousands of US Dollars (except share and per share data)

6.	Inventories

	2002	2003
		(Unaudited)
	$	$
Raw materials	690	1,118
Work-in-progress	16,369	29,849
Consumable supplies and spares	596	568

	17,655	31,535
Less:
Allowance for inventories obsolescence	539	408

	17,116	31,127

Included in work-in-progress is an amount of $Nil (2002: $186) stated at net realizable value.

7.	Trade and Other Receivables

	2002	2003
		(Unaudited)
	$	$
Trade receivables	10,883	17,034
Deposits	66	29
Prepayments	2,244	2,426
Staff loans and advances	14	11
Other receivables	46	260
Amount due from related companies and affiliated companies
- affiliated company (trade)	67	—
- minority shareholder (trade)	107	592
- related company (trade)	1,169	212
- immediate holding company (trade)	15,637	35,686

	30,233	56,250

8.	Cash and Cash Equivalents

	2002	2003
		(Unaudited)
	$	$
Cash at bank and in hand	21,856	129,625
Cash pool deposits with an affiliated company	90,865	—

Cash and cash equivalents	112,721	129,625

SILICON MANUFACTURING PARTNERS PTE LTD
NOTES TO THE FINANCIAL STATEMENTS
In thousands of US Dollars (except share and per share data)

9.	Trade and Other Payables

	2002	2003
	(Restated)	(Unaudited)
	$	$

Trade payables	4,077	5,942
Payables for purchase of property, plant and equipment	5,982	107
Accrued operating expenses	15,512	14,404
Liability for short-term accumulated compensated absences	107	210
Dividend payables	—	34,508
Other payables	708	247
Amount due to related companies and affiliated companies
- affiliated company (trade)	147	467
- related company (trade)	—	543
- minority shareholder (trade)	11,459	35,144
- immediate holding company (trade)	421	98

	38,413	91,670

10.	Provisions

	2002	2003
		(Unaudited)
	$	$
Provisions for warranties
At January 1,	1,907	2,656
Provisions made during the year	3,468	7,327
Provisions utilized during the year	(2,719)	(6,928)

At December 31,	2,656	3,055

The provision for warranties is made based on historical experience and management’s estimate of the level of future claims. The Company expects to incur the liability within one year.

11.	Interest-Bearing Liabilities

The bank loan, which consists of $128,571 (2002: $214,286) from Tranche A and $42,857 (2002: $64,285) from Tranche B, is secured by a debenture, giving the holder thereof a first floating charge on all of the Company’s assets.

Tranche A bears interest at a margin rate of 1% to 1.35% above London inter-bank offering rates (depending on the debt to equity ratio) and is repayable over seven equal semi-annual instalments commencing on March 17, 2002.

SILICON MANUFACTURING PARTNERS PTE LTD
NOTES TO THE FINANCIAL STATEMENTS
In thousands of US Dollars (except share and per share data)

11.	Interest-Bearing Liabilities (cont’d)

Tranche B bears interest at a margin rate of 1% to 1.45% above London inter-bank offering rates (depending on the debt to equity ratio) and is repayable over seven equal semi-annual instalments commencing on December 3, 2002.

	2002	2003
		(Unaudited)
	$	$
Repayable as follows:
Due within 12 months	107,142	107,142
Due after 12 months	171,429	64,286

	278,571	171,428

12.	Share Capital

	2002		2003
			(Unaudited)
	$		$
Authorized:
490,000,000 (2002: 490,000,000) “A” ordinary shares of S$1 (2002: S$1) each	S$	490,000	S$	490,000

510,000,000 (2002: 510,000,000) “B” ordinary shares of S$1 (2002: S$1) each	S$	510,000	S$	510,000

Issued and fully-paid:
208,250,000 (2002: 208,250,000) “A” ordinary shares of S$1 (2002: S$1) each		$123,670		$123,670
216,750,000 (2002: 216,750,000) “B” ordinary shares of S$1 (2002: S$1) each		$128,719		$128,719

		$252,389		$252,389

The “A” and “B” ordinary shares rank pari passu in all respects, except that the rates of dividend may differ. All shares issues have been made at par for cash considerations.

SILICON MANUFACTURING PARTNERS PTE LTD
NOTES TO THE FINANCIAL STATEMENTS
In thousands of US Dollars (except share and per share data)

13.	Shareholders’ Agreements

Under the strategic alliance agreement with the two shareholders of the Company, the shareholders do not share the Company’s net results in the same ratio as the equity holding. Instead, each shareholder is entitled to the gross profits from sales to the customers that it directs to the Company after deducting its share of the overhead costs of the Company.

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

14.	Other Operating Income

		2001	2002	2003
				(Unaudited)
	Note	$	$	$
Allocated wafer capacity cost recovery	13,21	112,413	49,512	—
Interest income
- banks		214	133	914
- cash pool deposits with an affiliated company		1,630	1,749	338
Reversal of Economic Value Added bonus provision		—	—	3,578
Exchange gain		2,341	—	—
Gain on disposal of intangible assets		—	178	—
Others		234	6	10

		116,832	51,578	4,840

In prior years, the Company had implemented an employee bonus plan with respect to the payment of bonuses to employees. In March 2003, the Company cancelled the employee bonus award plan. As a result, compensation accrued for past services under the bonus award plan of $3,578 was eliminated by decreasing compensation expense in the period of the cancellation.

15.	Other Operating Expenses

The Company recorded an impairment charge of $178 on certain property, plant and equipment which have been identified for sale as at December 31, 2003. These assets were written down to their net selling prices. The selling prices were determined based on independent quotes from third party vendors.

SILICON MANUFACTURING PARTNERS PTE LTD
NOTES TO THE FINANCIAL STATEMENTS
In thousands of US Dollars (except share and per share data)

16.	Profit From Operations

The following items have been included in arriving at profit from operations:

		2001	2002	2003
				(Unaudited)
	Note	$	$	$
Allowance made for inventories		38	501	(131)
Amortization of deferred expenses	5	1,008	1,008	1,008
Amortization of intangible assets	4	1,325	795	324
Loss on disposal of property, plant and equipment		6	728	—
Exchange loss		—	547	357
Depreciation of property, plant and equipment	3	128,982	150,367	159,691
Operating lease expenses		15,166	15,705	15,567
Staff costs		18,139	16,788	15,799
Contributions to defined contribution plans included in staff costs		1,019	931	964

The number of employees as at December 31, 2003 is 602 (2002: 551; 2001: 662).

17.	Finance Costs

	2001	2002	2003
			(Unaudited)
	$	$	$
Interest paid and payable to banks	32,037	30,015	21,107
Other finance costs paid and payable to banks	1,305	1,283	1,038

Total finance costs	33,342	31,298	22,145
Less:
Finance costs capitalized into property, plant and equipment	(3,760)	(1,218)	(237)

	29,582	30,080	21,908

SILICON MANUFACTURING PARTNERS PTE LTD
NOTES TO THE FINANCIAL STATEMENTS
In thousands of US Dollars (except share and per share data)

18.	Income Tax Expense

(a)	Recognized in the profit and loss account

	2001	2002	2003
			(Unaudited)
	$	$	$
Current tax expense:
- current year	352	485	288
- over provided in prior years	(26)	—	(13)

	326	485	275

(b)	Reconciliation of effective tax rate

	2001	2002	2003
	(Restated)	(Restated)	(Unaudited)
	$	$	$
Profit/(Loss) before tax	56,855	(19,832)	21,444

Income taxes using Singapore tax rate of 22% (2002: 22%, 2001: 24.5%)	13,929	(4,363)	4,718
Expenses not deductible for tax purposes	1,970	1,135	394
Exempt pioneer profits	(15,547)	—	(4,824)
Pioneer losses and allowances not recognized as deferred benefit	—	3,713	—
Over provided in prior years	(26)	—	(13)

	326	485	275

The Company has been granted pioneer status for a period of ten years under the Singapore Economic Expansion Incentives (Relief from Income Tax) Act, Chapter 86 (“the Income Tax Act”), for the manufacture of integrated circuits using sub-micron technology effective from May 1, 2000. During the pioneer status period, income from pioneer trade is exempt from income tax, subject to compliance with the conditions stated in the pioneer certificate and the Income Tax Act.

The income tax expense of the Company is for income tax payable on income derived from non-pioneer activities, principally interest income.

As at December 31, 2003, the Company has unutilized property, plant and equipment related wear and tear allowance carryforwards of approximately $Nil (2002: $6,315). Deferred tax assets and liabilities arising from temporary differences relating to property, plant and equipment have not been recognized as these deductible temporary differences are expected to reverse within the pioneer status period which is tax effected at 0%.

SILICON MANUFACTURING PARTNERS PTE LTD
NOTES TO THE FINANCIAL STATEMENTS
In thousands of US Dollars (except share and per share data)

19.	Restatement of Results

The minority shareholder grants stock options to employees of the Company and recovers the stock compensation charge arising from the Company.

In prior years, the measurement date used by the minority shareholder in the calculation of stock compensation charge was based on the date when the stock options were granted. During the current financial year, the Company determined that the accounting used in prior years was incorrect and that the measurement date should have been the date when the stock options vest.

This correction of an error has the following impact on the net profit/(loss) for the years ended December 31, 2001 and 2002:

	2001	2002

	$	$
Net profit/(loss) before restatement	53,793	(23,432)
Effect of restatement	2,736	3,115

Net profit/(loss) for the year	56,529	(20,317)

20.	Dividend

As disclosed in note 13, under the strategic alliance agreement, the shareholders of the Company do not share the Company’s net results in the same ratio as their equity holding.

During the year, the Company declared two interim dividends to the holder of the “B” ordinary shares as follows:

	2001	2002	2003
			(Unaudited)
	$	$	$
First interim dividend declared of $0.0011 per share, net of tax at 22%	—	—	234
Second interim dividend declared of $0.2515 per share, tax exempt	—	—	54,508

	—	—	54,742

21.	Significant Related Party Transactions

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

SILICON MANUFACTURING PARTNERS PTE LTD
NOTES TO THE FINANCIAL STATEMENTS
In thousands of US Dollars (except share and per share data)

21.	Significant Related Party Transactions (cont’d)

During the financial year, there were the following significant transactions with related parties on terms agreed between the parties:

		2001	2002	2003
	Note	(Restated)	(Restated)	(Unaudited)
		$	$	$
Immediate Holding Company
Recharge of employee expenses to Company		1	73	117
Sale of processed wafers		166,446	158,456	191,493
Allocated wafer capacity cost recovery	14	22,452	9,317	—
Purchase of wafers		3,812	3,599	2,277
Dividend declared		—	—	54,742
Related Companies
Recharge of employee expenses to Company		708	2,096	2,271
Recharge of other expenses to Company		87	—	—
Sale of processed wafers		10,990	7,779	3,593
Minority Shareholder
Purchase of processed wafers		23	724	—
Purchase of property, plant and equipment		15,582	3,211	12,703
Payment of rental expense		14,804	14,713	15,024
Recharge of employee related expenses to/(from) Company		1,374	(129)	805
Recharge of other expenses to Company		23,503	28,086	45,747
Sale of processed wafers		10,601	6,650	1,818
Allocated wafer capacity cost recovery	14	89,961	40,195	—
Sale of property, plant and equipment		—	1,069	3,350
Affiliated Companies
Purchase of property, plant and equipment		1,756	—	1,515
Payment of car park rental		96	93	97
Purchase of processed wafers		43	116	447
Recharge of other expenses to company		—	—	118
Sale of processed wafers		—	165	454
Sale of property, plant and equipment		2,661	849	—
Interest income		1,630	1,749	338

SILICON MANUFACTURING PARTNERS PTE LTD
NOTES TO THE FINANCIAL STATEMENTS
In thousands of US Dollars (except share and per share data)

22.	Commitments

(a)	Capital commitments

	2001	2002	2003
			(Unaudited)
	$	$	$
Contracted but not provided for	15,026	6,434	6,148
Authorized but not contracted for	210,313	10,661	10,391

(b)	Operating lease commitments

The Company leases its fab from its minority shareholder, under a long-term lease agreement which expires in 2008. At December 31, the Company had commitments for future minimum lease payments under the non-cancellable operating leases as follows:

	2001	2002	2003
			(Unaudited)
	$	$	$
Payable:
Within 1 year	15,052	15,391	15,561
After 1 year but within 5 years	58,310	60,640	50,169
After 5 years	18,180	3,786	—

	91,542	79,817	65,730

23.	Financial Instruments

The Company has only limited involvement with derivative financial instruments and does not use them for trading purposes. The Company uses derivative financial instruments principally to manage identified interest rate risks resulting from its floating rate loan and, to a lesser extent, its foreign currency purchase commitments which are principally denominated in Japanese yen. While these are subject to the risk of market rates changing subsequent to acquisition, such changes are generally offset by opposite effects on the items being hedged. The Company’s accounting policies in relation to the derivative financial instruments are set out in note 2(f).

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

SILICON MANUFACTURING PARTNERS PTE LTD
NOTES TO THE FINANCIAL STATEMENTS
In thousands of US Dollars (except share and per share data)

23.	Financial Instruments (cont’d)

(b)	Liquidity risk

The Company monitors and maintains a level of cash and cash equivalents deemed adequate by management to finance the Company’s operations and to mitigate the effects of fluctuations in cash flows.

(c)	Interest rate risk

Interest rate risk is the adverse effect on the value of a financial instrument that results from a change in interest rates or currency exchange rates. The Company uses interest rate swaps to redenominate its floating rate interest obligations of its loan to fixed rate interest obligations. The swaps mature in 2005 and have interest rates from 7.60% to 8.29%.

The notional amounts indicate the volume of the open derivatives at the balance sheet date and therefore do not reflect the Company’s exposures or risks from such transactions. The notional amounts do not represent amounts exchanged by the parties, but rather represent the contracts on which payments are calculated. The potential risk relates to fluctuations in market prices as well as the credit risk of contract partners. The fair values indicate the accrued gains or losses to be recognized when the hedged item affects the profit and loss account. The computation of fair values does not consider the offsetting change in the value of the item being hedged. The fair values of existing interest rate swaps represent the amount that the Company would have had to pay or would have received if the contracts were terminated at the balance sheet date.

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

(e)	Effective interest rates and repricing analysis

In respect of interest-earning financial assets and interest-bearing financial liabilities, the following table indicates their effective interest rates at the balance sheet date and the periods in which they reprice:

Effective
		Interest		Within	1 to 5	After
	Note	Rate	Total	1 year	years	5 years
		%	$	$	$	$
2003
Financial Assets
Cash and cash equivalents	8	1.02	129,625	129,625	—	—

SILICON MANUFACTURING PARTNERS PTE LTD
NOTES TO THE FINANCIAL STATEMENTS
In thousands of US Dollars (except share and per share data)

23.	Financial Instruments (cont’d)

(e)	Effective interest rates and repricing analysis (cont’d)

		Effective
		Interest		Within	1 to 5	After
	Note	Rate	Total	1 year	years	5 years
		%	$	$	$	$
2003
Financial Liabilities
Secured US$ floating rate bank loan	11	2.20	(171,428)	(171,428)	—	—
Effect of interest rate swaps		5.59	—	171,428	(171,428)	—

		7.79	(171,428)	—	(171,428)	—

2002
Financial Assets
Cash and cash equivalents	8	1.32	112,721	112,721	—	—

Financial Liabilities
Secured US$ floating rate bank loan	11	2.54	(278,571)	(278,571)	—	—
Effect of interest rate swaps		5.34	—	278,571	(278,571)	—

		7.88	(278,571)	—	(278,571)	—

(f)	Fair values

(i)	Recognized financial instruments, cash and cash equivalents, amount due from and to related companies and affiliated companies, accounts receivables and accounts payable.

The carrying amounts approximate fair value.

(ii)	Bank loan

The carrying amount approximates fair value in view of the debt bearing floating interest rate.

(iii)	Unrecognized financial instruments

The valuation of financial instruments not recognized in the balance sheet reflects amounts which the Company expects to pay or receive to terminate the contracts or replace the contracts at their current market rates at the balance sheet date.

SILICON MANUFACTURING PARTNERS PTE LTD
NOTES TO THE FINANCIAL STATEMENTS
In thousands of US Dollars (except share and per share data)

23.	Financial Instruments (cont’d)

(f)	Fair values (cont’d)

The notional amount and net fair value of financial instruments not recognized in the balance sheet as at December 31, are:

	Notional	Fair	Notional	Fair
	amount	value	amount	value
	2002	2002	2003	2003
			(Unaudited)	(Unaudited)
	$	$	$	$
Interest rate swap agreements	(338,571)	(24,118)	(211,429)	(10,714)
Forward foreign exchange contracts	(2,665)	(24)	(1,000)	1

24.	Reconciliation from FRS to US GAAP

The Company’s financial statements are prepared in accordance with FRS which differs in certain respects from US GAAP. The effect of such differences on net profit/(loss) and shareholders’ equity is summarized below.

Accounting for Derivative Financial Instruments

Under FRS, there are no established principles for recognizing and measuring derivative financial instruments. Consequently, the Company only recognizes the accounting effect of derivative financial instruments as, and to the extent, the derivative financial instruments have an effect on the Company’s cash flows.

SILICON MANUFACTURING PARTNERS PTE LTD
NOTES TO THE FINANCIAL STATEMENTS
In thousands of US Dollars (except share and per share data)

24.	Reconciliation from FRS to US GAAP (cont’d)

Under US GAAP, all derivatives are recognized on the balance sheet at their fair value in other assets or other liabilities. On the date the derivative contract is entered into, the Company designates the derivative as either a hedge of the fair value of a recognized asset or liability or of an unrecognized firm commitment (“fair-value” hedge), a hedge of a forecasted transaction or of the variability of cashflows to be received or paid related to a recognized asset or liability (“cash-flow” hedge), or a foreign-currency fair-value or cash-flow hedge (“foreign-currency” hedge). The Company formally documents all relationships between hedging instruments and hedged items, as well as its risk-management objective and strategy for undertaking various hedge transactions. This process includes linking all derivatives that are designated as fair-value, cashflows, or foreign-currency hedges to specific assets and liabilities on the balance sheet or to specific firm commitments or forecasted transactions. The Company also formally assesses, both at the hedge’s inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items.

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

SILICON MANUFACTURING PARTNERS PTE LTD
NOTES TO THE FINANCIAL STATEMENTS
In thousands of US Dollars (except share and per share data)

24.	Reconciliation from FRS to US GAAP (cont’d)

Accounting for Derivative Financial Instruments (cont’d)

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

	2001	2002	2003
	(Restated)	(Restated)	(Unaudited)
	$	$	$
Net profit/(loss) in accordance with FRS	56,529	(20,317)	21,169
Adjustment:
Fair value adjustment for ineffective hedge elements of derivative contracts	(5,005)	(217)	2,615

Net profit/(loss) in accordance with US GAAP	51,524	(20,534)	23,784

Other comprehensive (loss)/income in accordance with FRS	—	—	—
Adjustment:
Fair value adjustment for effective hedge elements of derivative contracts	(20,979)	2,059	10,815

Other comprehensive (loss)/income in accordance with US GAAP	(20,979)	2,059	10,815

Shareholders’ equity in accordance with FRS	267,385	247,068	213,495
Adjustment:
Fair value adjustment related to derivative contracts	(25,984)	(24,142)	(10,712)

Shareholders’ equity in accordance with US GAAP	241,401	222,926	202,783

SILICON MANUFACTURING PARTNERS PTE LTD
NOTES TO THE FINANCIAL STATEMENTS
In thousands of US Dollars (except share and per share data)

24.	Reconciliation from FRS to US GAAP (cont’d)

Accounting for Derivative Financial Instruments (cont’d)

	2001	2002	2003
	(Restated)	(Restated)	(Unaudited)
	$	$	$
Accumulated other comprehensive loss in accordance with FRS	—	—	—
Adjustment:
Fair value adjustment for effective hedge elements of derivative contracts	(20,979)	(18,920)	(8,105)

Other comprehensive loss in accordance with US GAAP	(20,979)	(18,920)	(8,105)

25.	Subsequent Event

Subsequent to December 31, 2003, the Directors proposed a tax exempt dividend to the holder of “B” ordinary shares of $0.0308 per share amounting to a total of $6,680. These financial statements do not reflect this dividend payable, which will be accounted for in the shareholders’ equity as an appropriation of retained earnings in the year ending December 31, 2004.

26.	Comparative Information

Comparative information in the financial statements have been changed from previous years due to the restatement as described in Note 19.