Form 20-F
period 2004-12-31
CHARTERED SEMICONDUCTOR MANUFACTURING LTD
filed 2005-03-07
CIK 1095270

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 20-F

(Mark One)

☐	Registration statement pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934.

OR

☑	Annual Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

For the fiscal year ended December 31, 2004.

OR

☐	Transition Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Commission File Number 000-27811

CHARTERED SEMICONDUCTOR MANUFACTURING LTD.
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
Not Applicable

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report. 2,509,238,524 Ordinary Shares as of December 31, 2004.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☑	No ☐

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 ☐	Item 18 ☑

Certain Definitions and Conventions
Presentation of Certain Financial Information

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS	4
ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE	4
ITEM 3.	KEY INFORMATION	4
ITEM 4.	INFORMATION ON OUR COMPANY	22
ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS	38
ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	58
ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS	70
ITEM 8.	FINANCIAL INFORMATION	73
ITEM 9.	THE OFFER AND LISTING	73
ITEM 10.	ADDITIONAL INFORMATION	75
ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK	88
ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES	90

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES	90
ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS	90
ITEM 15.	CONTROLS AND PROCEDURES	90
ITEM 16.
A.	AUDIT COMMITTEE FINANCIAL EXPERT	91
B.	CODE OF ETHICS	91
C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES	91
D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES	92
E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS	92

PART III

ITEM 17.	FINANCIAL STATEMENTS	92
ITEM 18.	FINANCIAL STATEMENTS	92
ITEM 19.	EXHIBITS	93

SIGNATURES

Financial Statements
EX-4.5 Facility Agreement dated Dec 23,2004 by and among the company as Borrower, JPMorgan as Lender, Export-Import Bank of the United States & JPMorgan as Facility Agent
EX-4.6 Facility Agreement dated Dec 23,2004 by and among the company as Borrower, SMBC OCBC as Lenders and Arrangers
EX-4.7 Facility Agreement dated Dec 23, 2004 by and between the company as Borrower and SMBC as Lender
EX-4.8 Facility Agreement dated Dec 22, 2004 by and between the company as Borrower and BOA as Lender
EX-4.9 Letter of Confirmation from Goldman Sachs Intl to the company supplementing the ISDA Master Agreement (Multi-currency-Cross Border) together with the Schedule to the Master Agreement
EX-4.38 Amendment No.3 to "SF" Process Development and Cost Sharing Agreement
EX-4.39 Amendment No. 4 to "SF" Process Development and Cost Sharing Agreement
EX-4.45 Sub-Lease dated Oct 19, 2004 by and between Singapore Technologies Pte Ltd and the company relating to Private Lots A12787 and A12787(a) Mukim No.13 Sembawang
EX-4.47 Sub-Lease dated Oct 19, 2004 by and between Singapore Technologies Pte Ltd and the company relating to Private Lot A12787(b) Mukim No. 13
EX-4.50 Novation Agreement dated Dec 31, 2004 relating to the Agreement for Sub-License & Sub-Lease A12787(d) Sub-License&Sub-Lease A12787(d)
EX-4.53 Novation Agreement dated Dec 31, 2004 relating to the Agreement for Sub-License & Sub-Lease A12787 (e)
EX-10 Consent of KPMG
EX-12.1 Certification of the President and Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
EX-12.2 Certification of the Vice President and Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
EX-13.1 Certification of the President and Chief Executive Officer pursuant to 18 U.S.C Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
EX-13.2 Certification of the Vice President and Chief Financial Officer pursuant to 18 U.S.C Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

CERTAIN DEFINITIONS AND CONVENTIONS

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

Certain Singapore dollar amounts contained in this document have been translated to U.S. dollars as of December 31, 2004, which was at an exchange rate of S$1.645 = $1.00. No representation is made that the Singapore dollar or the U.S. dollar amounts shown in this document could have been or could be converted at such rate or at any other rate.

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

You should read the following selected financial data in conjunction with our consolidated financial statements and related notes and “Item 5. Operating and Financial Review and Prospects” included in this document. The selected consolidated balance sheet data as of December 31, 2000, 2001 and 2002 and the selected consolidated statements of operations data for the years ended December 31, 2000 and 2001 are derived from our audited consolidated financial statements. However, we have not included our audited consolidated financial statements for those periods in this document. The selected consolidated balance sheet data as of December 31, 2003 and 2004 and the selected consolidated statements of operations data for each of the years in the three year period ended December 31, 2004 are derived from our audited consolidated financial statements included elsewhere in this document which have been audited by KPMG, independent registered public accounting firm. Our consolidated financial statements are prepared in accordance with U.S. GAAP.

	Years Ended December 31,
	2000	2001	2002	2003		2004
	(in thousands, except per share data and ratios)
Consolidated Statements of Operations Data:
Net revenue	$1,134,104	$462,656	$449,241	$551,911		$932,131
Cost of revenue	749,582	665,261	628,726	648,330		769,318

Gross profit (loss)	384,522	(202,605)	(179,485)	(96,419)		162,813

Operating expenses:
Research and development	74,876	82,897	95,285	124,057		118,281
Fab start-up costs	27,481	13,329	8,338	9,219		33,199
Sales and marketing	35,019	38,659	41,182	38,748		37,751
General and administrative	78,788	41,908	43,356	40,758		35,552
Stock-based compensation	2,778	763	(253)	4		3
Other operating expenses (income), net	11,570 (1)	—	10,025 (2)	(11,001	)(3)	(10,699	)(4)

Total operating expenses	230,512	177,556	197,933	201,785		214,087

Operating income (loss)	154,010	(380,161)	(377,418)	(298,204)		(51,274)
Other income (expense):
Equity in income (loss) of SMP	7,588	(92,683)	(84,846)	23,194		27,563
Other income	12,926	19,718	23,632	23,186		52,299	(5)
Interest income	54,546	46,225	16,637	12,168		11,530
Interest expense	(17,561)	(39,652)	(41,661)	(42,222)		(30,093)
Foreign exchange gain (loss), net	8,414	4,216	(1,966)	(733)		1,320

Income (loss) before income taxes and minority interest	219,923	(442,337)	(465,622)	(282,611)		11,345
Income tax expense	(18,704)	(14,244)	(7,029)	(11,671)		(4,774)

Income (loss) before minority interest	201,219	(456,581)	(472,651)	(294,282)		6,571
Minority interest in loss of CSP	43,547	72,629	55,563	9,491		—

Net income (loss) prior to cumulative effect adjustment	244,766	(383,952)	(417,088)	(284,791)		6,571
Cumulative effect adjustment for change in accounting principle(6)	—	—	—	(6,421)		—

Net income (loss)(7)	$244,766	$(383,952)	$(417,088)	$(291,212)		$6,571

	Years Ended December 31,
	2000	2001	2002	2003	2004
	(in thousands, except per share data and ratios)
Basic and diluted net earnings (loss) per share(8)	$0.16	$(0.24)	$(0.23)	$(0.12)	$0.00
Number of shares used in computing net earnings (loss) per share:
Basic	1,543,893	1,588,969	1,799,106	2,502,294	2,508,376
Diluted	1,568,971	1,588,969	1,799,106	2,502,294	2,516,942
Net earnings (loss) per ADS(8):
Basic	$1.59	$(2.42)	$(2.32)	$(1.16)	$0.03
Diluted	$1.56	$(2.42)	$(2.32)	$(1.16)	$0.03
Number of ADSs used in computing net earnings (loss) per ADS:
Basic	154,389	158,897	179,911	250,229	250,838
Diluted	156,897	158,897	179,911	250,229	251,694
Other Data(9) (unaudited)
Ratio of earnings to fixed charges	7.09X	—	—	—	0.60X
Deficiency of earnings available to cover fixed charges	—	354,919	381,225	301,421	19,268

	As of December 31,
	2000	2001	2002	2003	2004
	(in thousands)
Consolidated Balance Sheet Data
Cash and cash equivalents and term deposits	$924,116	$1,041,616	$1,210,925	$905,472	$569,399
Working capital(10)	548,721	642,487	942,059	682,322	177,746
Total assets	3,217,122	3,144,342	3,333,463	3,021,027	3,090,012
Short-term borrowings and current portion of long-term debt	156,343	198,160	64,001	223,660	352,985
Current installments of obligations under capital leases	7,822	—	—	—	—
Other long-term debt	426,120	914,070	1,115,930	989,092	882,745
Share capital	279,893	280,480	443,713	444,953	445,531
Total shareholders’ equity	1,969,283	1,582,632	1,785,459	1,494,555	1,505,631

(1)	In 2000, we recorded a charge of $11.6 million to reflect the impairment charge on a licensing agreement.

(2)	In 2002, we recorded a charge of $10.0 million associated with a workforce re-sizing and a fixed asset impairment charge.

(3)	In 2003, the following items were recorded under the other operating expenses/(income) line:

a)	A gain of $27.5 million associated with the cancellation of the company’s employee bonus award plan;

b)	A gain of $4.9 million resulting from equipment disposition;

c)	An impairment charge of $9.0 million on certain machinery and equipment which were classified as held for sale in 2003, as part of the company’s fab capacity rationalization; and

d)	A restructuring charge of $12.4 million relating to the phase out of the company’s Fab 1.

(4)	Included in 2004 other operating expenses line was a gain of $10.4 million resulting from an equipment disposition with CSMC Technologies Corporation (“CSMC”).

(5)	Included in 2004 other income line was a gain of $14.3 million from the sale of technology to CSMC and an income of $16.1 million arising from the closure of a pending grant claim associated with a previously terminated joint technology development agreement.

(6)	Effective January 1, 2003, the company adopted the provisions of Statement of Financial Accounting Standards (“SFAS”) No. 143, “Accounting for Asset Retirement Obligations”, which addresses financial accounting and reporting for obligations associated with the retirement of long-lived assets and associated asset retirement costs. This resulted in a cumulative effect loss of $6.4 million, after a reduction in minority interest of $0.5 million for 2003. The cumulative effect loss represents the depreciation and accretion expense that would have been recorded previously if SFAS No. 143 had been in effect in prior years.

(7)	The pioneer tax status of our fabs had the effect of increasing (decreasing) basic and diluted net earnings (loss) per share by $(0.04), $(0.02) and $0.00 and basic and diluted net earnings (loss) per ADS by $(0.36), $(0.15) and $0.02 for the years ended December 31, 2002, 2003 and 2004, respectively.

(8)	For 2003, basic and diluted net loss per share prior to cumulative effect adjustment is $(0.11) and basic and diluted net loss per ADS prior to cumulative effect adjustment is $(1.14).

(9)	For purposes of calculating the ratio of earnings to fixed charges and the deficiency of earnings available to cover fixed charges, if any, earnings consists of income (loss) before income taxes, minority interest, cumulative effect adjustment and equity in income (loss) of equity affiliates, plus fixed charges and amortization of capitalized interest, less interest capitalized. Fixed charges consist of interest expensed and capitalized, plus amortization of capitalized expenses related to indebtedness, plus one-third of rental expenses on operating leases (such amounts representing the estimated interest portion of rental expense). No preference dividends were made during the period indicated.

(10)	Working capital is calculated as the excess of current assets over current liabilities. Included in current assets are cash and cash equivalents and term deposits.

B.	CAPITALIZATION AND INDEBTEDNESS

Not applicable.

C.	REASONS FOR THE OFFER AND USE OF PROCEEDS

Not applicable.

D.	RISK FACTORS

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

Since our inception in 1987, we have incurred significant net losses. This was true even in years in which our revenue increased. In 2001, 2002 and 2003, we incurred net losses of $384.0 million, $417.1 million and $291.2 million respectively. For the year ended December 31, 2004, we generated a net income of $6.6 million.

As of December 31, 2004, we had an accumulated deficit of $1,118.7 million. We cannot assure you that our profitability in 2004 can be sustained or that we would not incur losses in the future. Please see “Item 3. Key Information — Selected Financial Data” and “Item 5. Operating and Financial Review and Prospects” for information regarding our financial condition.

We need to continuously improve our device yields, maintain high capacity utilization and optimize the technology mix of our semiconductor wafer production.

The key factors that affect our profit margin are our ability to:

—	continuously improve our device yields;

—	maintain high capacity utilization; and

—	optimize the technology mix of our semiconductor wafer production.

The term “device yields” means the actual number of usable semiconductor devices on a semiconductor wafer in relation to the total number of devices on the wafer. Our device yields directly affect our ability to attract and retain customers, as well as the prices of our products.

The term “capacity utilization” means the actual number of semiconductor wafers we have processed at a fabrication facility, or fab, in relation to the total number of wafers we have the capacity to process. Where we refer to capacity utilization in this document, such capacity utilization includes the utilization of our allocated capacity with SMP. Our capacity utilization affects our operating results because a large percentage of our operating costs are fixed. For example, in 2001, 2002 and the first half of 2003, weak market demand and a worldwide over-capacity of semiconductor wafer supply resulted in low utilization rates at our fabs. In 2004, our average capacity utilization improved to 80% from 58% in 2003. This was primarily driven by the sequential growth in shipments during the first two quarters of the year. However, we started seeing market weakness from second half of June 2004 due to excess inventories in the semiconductor companies and softening in certain end markets. The weak market demand and over capacity have had and may continue to have a negative effect on our company. Other factors potentially affecting capacity utilization rates are the complexity and mix of the wafers produced, overall industry conditions, operating efficiencies, the level of customer orders, mechanical failure, disruption of operations due to expansion of operations or relocation of equipment and fire or natural disaster.

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

Our revenue, expenses and operating results have varied significantly in the past and may fluctuate significantly from quarter-to-quarter in the future due to a number of factors, many of which are outside our control. These factors include, among others:

—	the cyclical nature of both the semiconductor industry and the markets served by our customers;

—	changes in the economic conditions of geographical regions where our customers and their markets are located;

—	shifts by integrated device manufacturers, or IDMs, between internal and outsourced production;

—	inventory and supply chain management of our customers;

—	the loss of a key customer or the postponement of an order from a key customer or the failure of a key customer to pay accounts receivables in a timely manner;

—	the occurrence of accounts receivables write-offs;

—	the rescheduling or cancellation of large orders;

—	the rescheduling or cancellation of planned capital expenditures;

—	our inability to qualify new processes or customer products in a timely manner;

—	the return of wafers due to quality or reliability issues;

—	malfunction of our wafer production equipment;

—	unforeseen delays or interruptions in our plans for new fabrication facilities;

—	the timing and volume of orders relative to our available production capacity;

—	our ability to obtain raw materials and equipment on a timely and cost effective basis;

—	environmental events or industrial accidents such as fires or explosions;

—	our susceptibility to intellectual property rights disputes;

—	our ability to continue with existing and to enter into new partnerships, technology and supply alliances on mutually beneficial terms;

—	actual capital expenditures exceeding planned capital expenditures;

—	currency and interest rate fluctuations that may not be adequately hedged; and

—	technological changes.

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

Our business and the nature of our industry require us to make substantial capital expenditures leading to a high level of fixed costs. We expect to incur significant capital expenditures in connection with our growth plans and technology upgrades or migrations. For example, in 2001, 2002 and 2003, we incurred $489.6 million, $419.5 million and $220.8 million in capital expenditures, respectively. We invested $686.3 million in capital expenditures in 2004 primarily in equipping Fab 7 as part of its phase 1 ramp to 15,000 300-mm wafers per month capacity with the balance mainly for capacity additions at leading-edge technologies in Fab 6. In addition, we expect our aggregate capital expenditures in 2005 to be approximately $750 million, of which approximately 85% is expected to be for equipping Fab 7 to 9,000 300-mm wafers per month capacity by end 2005 (which is part of our Fab 7 phase 1 ramp to 15,000 300-mm wafers per month capacity), with the balance primarily for capacity additions at leading-edge technologies in Fab 6. For more details on the equipping costs of Fab 7, see “Item 5. Operating and Financial Review and Prospects — Liquidity and Capital Resources”. We also expect to incur approximately $130 million for research and development in 2005.

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

We may require additional financing to fund our future growth plans and technology upgrades and migrations. There can be no assurance that additional financing will be available at all or, if available, that such financing will be obtained on terms favorable to us or that any additional financing will not be dilutive to our shareholders or creditors. In addition, a portion of our borrowings is guaranteed by Singapore Technologies Pte Ltd, or Singapore Technologies, our controlling shareholder prior to December 31, 2004. On December 31, 2004, Temasek Holdings (Private) Limited, or Temasek, as part of the rationalization plan to manage Temasek’s capital structure more efficiently, acquired all of Singapore Technologies’ interest in our company (“ST Restructuring”). As a result, we may not be able to obtain similar credit guarantees in the future.

We have a high level of debt. If we are unable to make interest and principal payments on our debt, it could seriously harm our company.

We have now and will continue to have a significant amount of debt. Our high level of debt and the covenants contained in our financing documents such as financial, shareholding and other restrictive covenants which are customary to loan documents could have important consequences to our company. For example, they could:

—	increase our vulnerability to general adverse economic and industry conditions;

—	limit our ability to pursue our growth plan and technology upgrades or migrations;

—	require us to seek the lender’s consent prior to paying dividends on our ordinary shares;

—	require us to dedicate a substantial portion of our cash flow from operations to payments on our debt, thereby reducing the availability of our cash flow to fund capital expenditures, working capital and other general corporate purposes;

—	limit our flexibility in planning for, or reacting to, changes in our business and the semiconductor industry; and

—	limit our ability to incur additional borrowings or raise additional financing through equity or debt instruments.

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

Historically, companies in the semiconductor industry have expanded aggressively during periods of increased demand, as we and our competitors have done. As a result, periods of over-capacity in the semiconductor industry have frequently followed periods of increased demand. We expect this pattern to be repeated in the future. In addition, the markets for semiconductors are characterized by rapid technological change, intense competition and fluctuations in end-user demand. In 2004, our average utilization rate was 80% compared to 58% in 2003. This was primarily driven by the sequential growth in shipments during the first two quarters of the year. However, we started seeing market weakness from second half of June 2004 due to excess inventories in the semiconductor companies and softening in certain end markets. We cannot assure you that the industry will recover in 2005 and beyond. Future downturns in the semiconductor industry may also be severe and could seriously harm our company.

A decrease in demand and average selling prices for end-use applications of semiconductor products such as communications equipment, personal computers, computer peripherals and consumer products may significantly decrease the demand for our services and may result in a decrease in our revenue and gross profit margin.

A significant percentage of our revenue is derived from customers who use our manufacturing services to make semiconductors for communications equipment, personal computers, computer peripherals and consumer products. Any significant decrease in the demand for communications equipment, personal computers, computer peripherals or consumer products may decrease the demand for our services and could seriously harm our company. In addition, the declining average selling prices in these end markets could place significant downward pressure on the prices of the components that are used in such equipment. If the average selling prices of such equipment continue to decrease, the downward pricing pressure on components produced by our company may reduce our revenue and therefore reduce our gross profit margin significantly.

We depend on a small number of customers for a significant portion of our revenue.

We have been largely dependent on a small number of customers for a substantial portion of our business. Our top ten customers accounted for approximately 59% and 66% of our total net revenue in 2003 and 2004, respectively. Our top five customers in 2004, in order of revenue significance were Broadcom, Agilent Technologies, MediaTek, Freescale and Agere Systems. Collectively, our top five customers accounted for approximately 52% of total net revenue in 2004, compared with 41% in the previous year. Broadcom, Agilent Technologies and MediaTek each exceeded 10% of total net revenue in 2004. We expect that we will continue to be dependent upon a relatively limited number of customers for a significant portion of our revenue. We cannot assure you that revenue generated from these customers, individually or in the aggregate, will reach or exceed historical levels in any future period. Loss or cancellation of business from, significant changes in scheduled deliveries to, quality or reliability issues raised by, or decreases in the prices of services sold to, any of these customers could seriously harm our company.

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

Enhancing our manufacturing process technologies is critical to our ability to provide services for our customers. We intend to continue to advance our process technologies through internal research and development efforts and technology alliances with leading semiconductor companies. Although we have an internal research and development team focused on developing new semiconductor manufacturing process technologies, we are dependent on our technology partners to advance our portfolio of process technologies. For example, in March 2004, we extended our joint development agreement with International Business Machines, or IBM, and Infineon Technologies AG, or Infineon, to include Samsung Electronics Co., Ltd, or Samsung (“March 2004 agreement”). Under the March 2004 agreement, IBM, Infineon, Samsung and Chartered are jointly developing a common advanced foundry manufacturing process technology at 65nm, as well as variants tuned for high performance and low power. For more information on the joint development agreements with IBM, Infineon and Samsung, please see “Item 4. Information On Our Company — Business Overview — Research and Development”.

We depend on our joint development agreement with IBM for faster introduction of 90nm and 45nm process technologies and our March 2004 agreement with IBM, Infineon and Samsung for faster introduction of 65nm process technology. If there are problems in the successful implementation of our joint development agreements with the IBM, Infineon and Samsung, this would not only result in our having incurred costs, but would also adversely impact our strategy in targeting “first-source” business and time-to-market, as we would then require even more time to access or develop similar technologies. If this were to happen, it could seriously harm our company.

Our technology alliances have been and may from time to time be subject to changes, including changes in the technology partner’s business strategy (as was the case with Agere Systems Inc’s fab-lite strategy and Agilent Technologies ceasing technology development for certain technology nodes). For more information on these changes, please see “Item 4. Information On Our Company — Business Overview — Strategic Alliances — Chartered Silicon Partners”. Although the changes we have experienced so far have not had a significant impact on our company’s performance, there can be no assurance that this will continue to be the case.

If we are unable to continue our technology alliances with our partners on mutually beneficial economic terms, if we are unable to comply with any restrictions contained in our technology alliance agreements, or if we are unable to enter into new technology alliances with other leading semiconductor companies, we may not be able to continue providing our customers with leading-edge process technologies, which could seriously harm our company.

Our ability to successfully partner with Electronic Design Automation, intellectual property and design service providers to meet customers’ design needs depends on the availability and quality of the relevant services, tools and technologies and our ability to meet our customers’ schedule and budget requirements.

We have established relationships with Electronic Design Automation (EDA), intellectual property and design service providers. Together we work to develop a complete design platform that is production-proven and tailored to our customers’ design needs. Our ability to successfully meet our customers’ design needs depends on the availability and quality of the relevant services, tools and technologies, and on whether we, together with our EDA, intellectual property and design service providers, are able to meet customers’ schedule and budget requirements. Difficulties or delays in these areas may adversely affect the success of our partnerships with EDA, intellectual property and design service providers and consequently, our ability to attract or serve customers, and thereby could seriously harm our company.

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

We currently have two strategic alliances relating to the operation of Fab 5 and Fab 6. Our equity-method joint venture company, SMP, which owns and operates Fab 5, is a joint venture with Agere Systems Singapore Pte Ltd (formerly Lucent Technologies Microelectronics Pte. Ltd.), a subsidiary of Agere Systems Inc. Chartered Silicon Partners Pte Ltd, or CSP, which owns and operates Fab 6, is a joint venture with Agilent Technologies Europe B.V., EDB Investments Pte Ltd, or EDB Investments and Singapex Investments Pte Ltd, or Singapex, an indirect wholly-owned subsidiary of Temasek. Our alliances with these companies gave us access to select leading-edge process technologies, moderated our development costs and capital expenditures in the initial years and we believe that our alliances with these companies will increase our fab utilization rates and access to business on an ongoing basis. The termination of either of these alliances or any modification of either alliance which adversely affects our rights under the alliance could seriously harm our company. Please see “Item 4. Information On Our Company — Business Overview — Strategic Alliances — Chartered Silicon Partners” and “Item 4. Information On Our Company — Business Overview — Strategic Alliances — Silicon Manufacturing Partners” for a more detailed description of these alliances.

We may not be able to compete successfully in our industry.

The worldwide semiconductor foundry industry is highly competitive. We compete with dedicated foundry service providers such as Taiwan Semiconductor Manufacturing Corporation, or TSMC, United Microelectronics Corporation, or UMC, and Semiconductor Manufacturing International Corporation, or SMIC, as well as the foundry operation services of some integrated device manufacturers or IDMs such as IBM. IDMs principally manufacture and sell their own proprietary semiconductor products, but may offer foundry services. Further, there have been a number of new entrants to the semiconductor foundry industry. In particular, foundries in China, Malaysia and Korea are now becoming increasingly significant. Our competitors may have greater access to capital and substantially greater production, research and development, marketing and other resources than we do. As a result, these companies may be able to compete more aggressively over a longer period of time than we can.

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

The principal elements of competition in the wafer foundry market include technical competence, time-to-market, research and development quality, available capacity, device yields, customer service, price, design services, access to intellectual property, EDA, and tool support. We cannot assure you that we will be able to compete successfully in the future, which could seriously harm our company.

Our business depends in part on our ability to obtain and preserve intellectual property rights.

Our ability to compete successfully and achieve future growth will depend, in part, on our ability to protect our proprietary technology and our intellectual property, as well as the intellectual property of our customers. We seek to protect proprietary information and know-how through the use of confidentiality and non-disclosure agreements and limited access to and distribution of proprietary information. As of December 31, 2004, we had filed an aggregate of 1,927 patent applications worldwide, (982 of which had been filed in the U.S.) and held an aggregate of 1,068 issued patents worldwide (696 of which are issued U.S. patents) relating to our production processes. We intend to continue to file patent applications when and where appropriate to protect our proprietary technologies. The process of seeking patent protection may take a long time and be expensive. We cannot assure you that patents will be issued from pending or future applications or that, if patents are issued, they will not be challenged, invalidated or circumvented or that the rights granted under the patents will provide us with meaningful protection or any commercial advantage. In addition, we cannot assure you that the Asian countries in which we market our services will protect our intellectual property rights to the same extent as the U.S. Additionally, we cannot assure you that our competitors will not develop, patent or gain access to similar know-how and technology, or reverse engineer our processes, or that our confidentiality and non-disclosure agreements upon which we rely to protect our trade secrets and other proprietary information will be effective. The occurrence of any such events could seriously harm our company. Please see “Item 4. Information On Our Company — Intellectual Property” for a more detailed description of our proprietary technology.

We may be subject to intellectual property rights disputes.

Our ability to compete successfully depends on our ability to operate without infringing the proprietary rights of others. We have no means of knowing what patent applications have been filed in the U.S. and elsewhere. Although we are not currently a party to any material litigation involving patent infringement, the semiconductor industry is characterized by frequent litigation regarding patent and other intellectual property rights. As is typical in the semiconductor industry, we have from time to time received communications from third parties asserting patents that cover certain of our technologies and alleging infringement of certain intellectual property rights of others. We expect to receive similar communications in the future. In the event any third party were to make a valid claim against us or our customers, we could be required to:

—	discontinue using certain process technologies which could cause us to stop manufacturing certain semiconductors;

—	pay substantial monetary damages;

—	seek to develop non-infringing technologies, which may not be feasible; or

—	seek to acquire licenses to the infringed technology which may not be available on commercially reasonable terms, if at all.

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

We may experience difficulty in obtaining insurance coverage resulting in increased costs.

While we have been able to obtain adequate insurance coverage in the past and while we do not expect to experience any significant increase in premium rates of insurance coverage for 2005, we cannot assure you that we will continue to be able to do so in the future. For example, following the tragic events of September 11, 2001, the premiums we paid for the renewal of our insurance coverage commencing from January 2002 were 2.2 times more than the premiums we paid for such coverage for the previous year. In the event that we fail to secure adequate coverage in the future, we could be seriously harmed by the occurrence of a loss that is not covered.

(III)	RISKS RELATING TO MANUFACTURING

We may experience difficulty in achieving acceptable device yields, product performance and delivery times as a result of manufacturing problems.

The process technology for the manufacture of semiconductor wafers is highly complex, requires advanced and costly equipment and is continuously being modified or changed in an effort to improve device yields and product performance. Microscopic impurities such as dust and other contaminants, difficulties in the production process, disruptions in the supply of utilities or defects in the key materials and tools used to manufacture wafers can cause a percentage of the wafers to be rejected or individual semiconductors on specific wafers to be non-functional, which in each case negatively affects our device yields. We have, from time to time, experienced production difficulties that have caused delivery delays, lower than expected device yields and the replacement of certain vendors of manufacturing equipment used in our production processes. We may also experience difficulty achieving acceptable device yields, product performance and product delivery times in the future as a result of manufacturing problems. In addition, we may also encounter difficulties in our manufacturing processes as we migrate some of our wafer production from 200-mm to 300-mm. These problems may result from, among other things, production failures, capacity constraints, construction delays, increasing production at new facilities, upgrading or expanding existing facilities or changing our process technologies, human errors, equipment malfunction or process contamination. Any of these problems could seriously harm our company.

We depend on our vendors of raw materials, supplies and equipment and do not typically have long-term supply contracts with them.

We depend on our vendors of raw materials and supplies. To maintain competitive manufacturing operations, we must obtain from our vendors, in a timely manner, sufficient quantities of quality materials and supplies at acceptable prices. We obtain most of our materials and supplies, including critical materials such as raw semiconductor wafers, from a limited number of vendors. This is especially the case as we continue to expand our manufacturing capabilities for advanced technologies and where the raw materials, supplies and equipment required for such advanced technologies are not only available from a limited number of vendors but may also be in limited quantity as well as require a long lead time. We purchase most of our key materials and supplies on a blanket purchase order basis. We typically do not have long term contracts with our vendors. As a result, from time to time due to capacity constraints, vendors have extended lead times or limited the supply of required materials and supplies to us. Consequently, from time to time, and particularly during periods of sudden increase in demand, we have experienced and may experience difficulty in obtaining quantities of raw materials that we need on a timely basis. Further, where we only have one qualified supplier for materials and supplies and a need subsequently arises to look to other alternative suppliers, we would have to qualify these alternative suppliers, and such qualification could lead to delays in production and seriously harm our company.

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

We also depend on a limited number of manufacturers and vendors that make and sell the complex equipment we use in our manufacturing processes. In periods of high market demand, the lead times from order to delivery and complete qualification of some of this equipment could be as long as 15 months, or even longer if, as a result of reduced orders placed in the preceding period, we are accorded less favorable priority by manufacturers and vendors. If there are delays in the delivery of this equipment or if there are increases in the cost of this equipment, it could seriously harm our company. Further, the long lead time reduces our flexibility in responding to changing market conditions. Please see “Item 4. Information On Our Company — Business Overview — Equipment and Materials” for additional information regarding our relationships with our suppliers of materials and equipment.

We depend on assembly and test subcontractors for our semiconductor assembly and testing requirements.

Semiconductor assembly and test operations are an integral part of the supply chain, and involve specialized equipment and technology. As we do not have such in-house assembly and test capabilities and facilities, we depend on assembly and test subcontractors to provide us with the assembly, test and wafer bumping services. We currently subcontract to STATS ChipPAC Ltd (formerly known as ST Assembly Test Services Ltd), or STATS ChipPAC, as well as to United Test and Assembly Center Limited, or UTAC, ASE Singapore Pte. Ltd., ASE Test Limited and Advanced Semiconductor Engineering, Inc., or collectively ASE, a significant amount of orders for assembly and testing services. STATS ChipPAC, UTAC and ASE may, from time to time, experience production interruption due to, among other things, technical problems occurring during the assembly and testing processes. Because STATS ChipPAC, UTAC and ASE are our major providers of these services, any prolonged interruption in their operations could seriously harm our company.

As we migrate to more advanced technologies which may require access to advanced packaging and wafer bumping services, we may experience difficulties in securing such access in a timely manner due to the limited number of vendors providing such services.

As our company migrates to more advanced technologies and devices that require very high pin counts, the need for advanced packaging and wafer bumping services may increase. The advanced packaging technology is new and there may be initial problems resulting from this. Although we are working with our vendors to qualify them on wafer bumping in printing and plating technology, we cannot assure you that the qualification would be successful or without delays or that we would have ready access to the limited capacity. In addition, as there are currently no appropriate 200-mm and 300-mm wafer bumping capabilities in Singapore, we will have to work with our vendors to establish the capabilities in Singapore or look for such capabilities elsewhere. We cannot assure you that we would have ready and timely access to such capabilities. If we are unable to gain access to such advanced packaging and wafer bumping services in a timely manner, or if there are delays in the qualification of such technology, or if there are disruptions in such services, this may adversely impact our ability to secure business for the more advanced technology nodes and thereby could seriously harm our company.

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

Where we expand by constructing new fabrication plants, there will be certain uncontrollable events that could delay the project or increase the costs of construction and equipping, even if we take the project management and planning steps we believe are necessary to complete the new fabrication plants on schedule and within budget. Such potential events include:

—	a major design and/or construction change caused by changes to the initial building space utilization plan or equipment layout;

—	technological, capacity and other changes to our plans for new fabrication plants necessitated by changes in market conditions;

—	shortages and late delivery of building materials and facility equipment;

—	delays in the installation, commissioning and qualification of our facility equipment;

—	a long and intensive wet season that limits construction;

—	a shortage of foreign construction workers or a change in immigration laws preventing such workers from entering Singapore;

—	strikes and labor disputes;

—	on-site construction problems such as industrial accidents, fires and structural collapse;

—	delays in securing the necessary governmental approvals and land lease;

—	delays arising from modifications in capacity expansion plans as a result of uncertainty in economic conditions; and

—	delays arising from demand exceeding supply and long lead times for delivery of equipment during periods of growth in the industry.

We depend on key personnel and due to the shortage of skilled labor in Singapore, we may have difficulty attracting and retaining sufficient numbers of skilled employees.

Our success depends to a significant extent upon the continued service of our key senior executives and our engineering, marketing, customer services, manufacturing, support and other personnel. In addition, in connection with our future growth plans, we are likely to need a greater number of experienced engineers and other employees in the future. Despite the current economic environment, the competition for skilled professionals remains intense and there is a shortage of such personnel in Singapore. Accordingly, we must recruit our personnel internationally. This is more expensive than hiring personnel locally, and therefore increases our operating costs. As of December 31, 2004, a majority of our employees were citizens of countries other than Singapore. We expect demand for personnel in Singapore to increase significantly in the future, particularly as new wafer fabrication facilities, including those of our competitors, are established in Singapore.

We use stock options and employee share purchase plans as compensation tools to attract and retain our personnel. Recent changes to the accounting standards applicable to our company will require us to record stock-based compensation charges in the future as a result of these plans. If we were to terminate these plans, or were to modify such plans with decreased benefits to employees or were to reduce the stock grants made under these plans to avoid or minimize an adverse impact on our financial results, we may become uncompetitive from an employee compensation perspective and may not be able to continue to attract and/or retain required personnel, which could seriously harm our company.

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

Many of our loans, including loans incurred by our subsidiary CSP, contain various financial and other covenants. Among other things, these covenants require the maintenance of certain financial ratios (including total debt to net worth) and that Temasek owns, directly or indirectly, at least a certain percentage of our outstanding shares. The loans also require that we own, directly or indirectly, at least a certain percentage of our subsidiary’s outstanding shares. If we fail to comply with these covenants, we could be in a default under these loans and the lenders would have the right to accelerate our obligation to repay the outstanding borrowings under these loans. Such a default could also cause cross-defaults under other loans and could seriously harm us.

In addition, many of our loans require that we obtain prior written consent from our lenders prior to incurring indebtedness or creating security interests over our assets. Consequently, although we have been able to obtain such lender consent in the past, we may be limited in our ability to obtain future financing. Any inability to obtain such future financing could seriously harm our company.

(VI)	RISKS RELATED TO INVESTMENTS IN A CONTROLLED CORPORATION

Temasek controls our company and its interests may conflict with the interests of our other shareholders.

As of December 31, 2004, pursuant to the ST Restructuring, Temasek through its affiliate, beneficially owns 60.19% of our outstanding ordinary shares. As a result, Temasek is able to exercise control over many matters requiring approval by our shareholders, including the election of directors and approval of significant corporate transactions.

We also have contractual and other business relationships with Temasek and several of its affiliates and may engage in material transactions from time to time. Although the Audit Committee of our Board of Directors will review all material transactions between our company and Temasek and such affiliates, circumstances may arise in which the interests of Temasek and such affiliates could conflict with the interests of our other shareholders. Because Temasek, through its affiliate, beneficially owns a significant portion of our ordinary shares, it could delay or prevent a change in control of our company, even if a transaction of that nature would be beneficial to our other shareholders. Our Articles of Association do not contain any provision requiring that Temasek and/or its affiliates own at least a majority of our ordinary shares. Please see “Item 7. Major Shareholders and Related Party Transactions” for additional information regarding our relationship with Temasek, Singapore Technologies and its affiliates.

(VII)	RISKS RELATED TO INVESTMENT IN A CORPORATION WITH INTERNATIONAL OPERATIONS

Economic conditions where our customers and their markets are located may have a negative impact on our revenue.

A significant portion of our revenue is derived from sales to customers whose semiconductors are used in products that are sold in the U.S., Taiwan, Japan, Europe and other countries in East and Southeast Asia. Our results of operations in the future could be negatively impacted if the economic environment in these countries deteriorates. For example, in 1998, many countries in Asia experienced considerable currency volatility and depreciation, high interest rates and declining asset values. As a result, there was a general decline in business and consumer spending and a decrease in economic growth as compared with prior years. Our results of operations in 1998 were affected by overall regional economic conditions because demand for semiconductor products generally rises as the overall level of economic activity increases and falls as activity decreases. In 2001, the semiconductor industry experienced its sharpest contraction on record as weakening global economic conditions contributed to a severe decline in the demand for electronic products that use semiconductors. While the semiconductor industry recovery accelerated in the second half of 2003 into the first half of 2004, we started seeing market weakness from the second half of June 2004 due to excess inventories in the semiconductor companies and softening in certain end markets. We cannot assure you that the industry will recover in 2005 and beyond. Future downturns in the semiconductor industry may also be severe and could seriously harm our company.

Terrorist attacks or a war could adversely affect our business, results of operations and financial condition.

Terrorist attacks, such as the attacks of September 11, 2001 in the U.S. and other acts of violence or war, have the potential to have a direct impact on our customers. To the extent that such attacks affect or involve the U.S. and any other places in which our customers’ markets are located, our business may be significantly impacted.

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

The outbreak of an infectious disease in Asia (including Singapore) and elsewhere, together with any resulting restrictions on travel or quarantines imposed, could have a negative impact on the economies, financial markets and business activities in countries in which our end markets are located and thereby adversely impact our revenue. Examples are the outbreak in 2003 of Severe Acute Respiratory Syndrome, or SARS, in East Asia and the outbreak of Avian Influenza, or Bird Flu, in Asia. While we took precautionary measures in response to the outbreak of SARS in 2003, we cannot assure you that any precautionary measures we may take against SARS or any other infectious diseases in the future would be effective. A future outbreak of an infectious disease or any other serious public health concern could seriously harm our company.

We operate internationally and are therefore affected by problems in other countries.

Our principal customers are located in the U.S., Taiwan, Japan and Europe and our principal vendors are located in the U.S., Japan, Taiwan, Korea and Europe. As a result, we are affected by economic and political conditions in those countries, including:

—	fluctuations in the values of currencies;

—	changes in labor conditions;

—	longer payment cycles;

—	greater difficulty in collecting accounts receivable;

—	burdens and costs of compliance with a variety of foreign laws;

—	political and economic instability;

—	increases in duties and taxation;

—	imposition of restrictions on currency conversion or the transfer of funds;

—	limitations on imports or exports;

—	expropriation of private enterprises; and

—	reversal of the current policies (including favorable tax and lending policies) encouraging foreign investment or foreign trade by our host countries.

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

Our financial statements are prepared in U.S. dollars. Our net revenue is generally denominated in U.S. dollars and our operating expenses are generally incurred in U.S. dollars and Singapore dollars. Our capital expenditures are generally denominated in U.S. dollars, Euro, Singapore dollars and Japanese Yen. Although we hedge a portion of the resulting net foreign exchange position through the use of forward exchange contracts, we are still particularly affected by fluctuations in exchange rates between the U.S dollar and the above mentioned currencies. Any significant fluctuation in exchange rates may lead to an increase in our costs and capital expenditures, which could adversely affect our operating results and financial position.

We may be a passive foreign investment company.

Based on our asset composition and operations, we do not believe that we were a passive foreign investment company, or PFIC, during 2004. However, there can be no assurances that we will not be a PFIC in 2005 or in a later year. If the “passive income” earned by us exceeds 75% or more of our “gross income”, we will be a PFIC under the “income test”. In addition, we will be a PFIC under the “asset test” if at least 50% of the quarterly average value of our assets is attributable to assets that produce or are held to produce passive income. The determination of the value of our assets will be based in part on the market price of our ordinary shares and ADSs. Because we have historically held, and may continue to hold a substantial amount of passive assets, there is a substantial risk that we may be a PFIC in 2005 or in a later year. Passive income for PFIC purposes includes, among other things, interest, dividends, royalties, rents and annuities. If we were to become a PFIC at any time during a U.S. person’s holding period, such U.S. person holding ordinary shares or ADSs would be required, if the “mark to market” election were not made, to pay an interest charge on certain distributions from us or upon a sale or other disposition of ordinary shares or ADSs and face other adverse tax consequences. Please see “Item 10. Additional Information — Taxation — U.S. Federal Taxation — PFIC Rules.” It is strongly urged that U.S. persons holding ordinary shares or ADSs consult their own tax advisers regarding the application of the PFIC rules.

Our public shareholders may have more difficulty protecting their interests than they would as shareholders of a U.S. corporation.

Our corporate affairs are governed by our Memorandum and Articles of Association and by the laws governing corporations incorporated in Singapore. The rights of our shareholders and the responsibilities of the members of our Board of Directors under Singapore law may be different from those applicable to a corporation incorporated in the U.S. Therefore, our public shareholders may have more difficulty in protecting their interests in connection with actions taken by our management, members of our Board of Directors or our controlling shareholder than they would as shareholders of a corporation incorporated in the U.S. For example, controlling shareholders in U.S. corporations are subject to fiduciary duties while controlling shareholders in Singapore corporations are not subject to such duties. Please see “Item 7. Major Shareholders and Related Party Transactions” for a discussion relating to our controlling shareholder, Temasek and its affiliates.

It may be difficult for you to enforce any judgment obtained in the U.S. against us or our affiliates.

Our company is incorporated under the laws of the Republic of Singapore. Many of our directors and senior management, and some of the experts named in this document, reside outside the U.S. In addition, virtually all of our assets and the assets of those persons are located outside the U.S. As a result, it may be difficult for investors to effect service of process within the U.S. upon us or any of these persons or to enforce in the U.S. any judgment obtained in the U.S. courts against us or any of these persons, including judgments based upon the civil liability provisions of the federal securities laws of the U.S. or any state or territory of the U.S.

Judgments of the U.S. courts based upon the civil liability provisions of the federal securities laws of the U.S. are not enforceable in Singapore courts and there is doubt as to whether Singapore courts will enter judgments in original actions brought in Singapore courts based solely upon the civil liability provisions of the federal securities laws of the U.S.

Singapore law contains provisions that could discourage a takeover of our company.

The Singapore Code on Take-overs and Mergers contains certain provisions that may delay, deter or prevent a future take-over or change in control of our company. Any person acquiring an interest (either on his own or together with parties acting in concert with him) in 30% or more of our voting shares may be required to extend a take-over offer for our remaining voting shares in accordance with the Singapore Code on Take-overs and Mergers. A take-over offer may also be required to be made if a person holding between 30% and 50% (both inclusive) of our voting shares (either on his own or together with parties acting in concert with him) acquires an additional 1% of our voting shares in any six-month period. These provisions may discourage or prevent certain types of transactions involving an actual or threatened change of control of our company. Some of our shareholders, which may include you, may therefore be disadvantaged as a transaction of that kind might have allowed the sale of the shares at a price above the prevailing market price.

(VIII)	RISKS RELATED TO OUR SECURITIES AND OUR TRADING MARKET

The future sales of securities by our company or existing shareholders may hurt the price of our securities.

If we or our shareholders sell a large number of our securities in the public market, including sales under the shelf registration statement we filed on March 12, 2001, the trading price of such securities could decrease dramatically. Any perception that these sales could occur could also result in a dramatic decline in the trading price of our securities. These sales also might make it more difficult for us to sell securities in the future at a time and at a price that we deem appropriate. All of our outstanding shares are freely tradable in Singapore and in the U.S. (in the form of ADSs), except that the shares owned by our affiliates, including Singapore Technologies Semiconductors Pte Ltd, or ST Semiconductors, may only be sold in the U.S. if they are registered or if they qualify for an exemption from registration, including under Rule 144 under the Securities Act of 1933, or the Securities Act. On March 12, 2001, we filed a shelf registration statement registering $4,000,000,000 of securities, of which $1,791,000,000 relate to securities we may issue from time to time and $1,000,000,000 relates to ordinary shares that ST Semiconductors may offer from time to time.

The market prices of our securities have been and may continue to be highly volatile.

The market prices of our securities have fluctuated widely and may continue to do so. For example, from our initial public offering in October 1999 through December 31, 2004, the trading price of our ADSs, adjusted for the October 2002 Rights Offering, has ranged from a high of $95.07 per ADS to a low of $3.48 per ADS. During the same period, the trading price of our ordinary shares, adjusted for the October 2002 Rights Offering, has ranged from a high of S$16.03 per ordinary share to a low of S$0.63 per ordinary share. Many factors could cause the market prices of our securities to rise and fall. Some of these factors include:

—	actual or anticipated variations in our quarterly operating results;

—	announcements of technological innovations;

—	changes in estimates of our performance or recommendations by financial analysts;

—	market conditions in the semiconductor industry and economy as a whole;

—	introduction of new services by us or our competitors;

—	changes in market valuations of other foundries and semiconductor companies;

—	announcements made by us or our competitors of significant acquisitions, strategic partnerships or joint ventures;

—	announcements made by our customers of their performance or financial results and of their foundry alliances and relationships;

—	market rumors or speculation about our business, operations, capital raising, change in our controlling shareholder or affairs;

—	issue of additional equity or equity linked offerings;

—	significant reduction or increase of shareholding by our controlling shareholder;

—	additions or departures of key personnel; and

—	other events or factors, many of which are beyond our control.

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

The Singapore Exchange is relatively small and more volatile than stock exchanges in the U.S. and certain other European countries. As of December 31, 2004, there were 462 companies listed on the Main Board of the Singapore Exchange and the aggregate market capitalization of listed equity securities of these companies was approximately S$446.4 billion. For the year ended December 31, 2004, the average daily equity trading value on the Singapore Exchange (including shares traded on the CLOB International trading system) was approximately S$153.5 million, with an annualized aggregate trading value of approximately S$176.9 billion. The relatively small market capitalization of, and trading volume on, the Main Board of the Singapore Exchange may cause the market price of securities of listed companies, including our securities, to fluctuate in both the domestic and the international markets.

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

ADS holders, by comparison, will not receive notice directly from us. Rather, in accordance with the deposit agreement, we will provide the notice to the depositary, which will in turn, as soon as practicable thereafter, mail to holders of ADSs:

—	the notice of such meeting;

—	voting instruction forms; and

—	a statement as to the manner in which instructions may be given by holders.

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

FORWARD-LOOKING STATEMENTS CONTAINED IN THIS DOCUMENT MAY NOT BE REALIZED

This document contains forward-looking statements, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Examples of these forward-looking statements are, including without limitation:-

—	statements relating to our business strategy;

—	our outlook for 2005;

—	our capacity utilization rate, production capacity and production capacity mix;

—	the equipping of our fabrication facilities, and the commencement of commercial production of Fab 7;

—	our sourcing agreements with IBM and manufacturing of 90nm SOI products beginning in mid-2005;

—	our sourcing and manufacturing technology agreements with Advanced Micro Devices, Inc. and manufacturing of AMD64 microprocessors in 2006;

—	the timing of the trough of the semiconductor market cycle;

—	our expectation that 0.13um, 0.11um and 90nm technologies will be a large contributor to our revenue in 2005;

—	our 2005 planned capital expenditures, research and development expenditures, depreciation and amortization and wafer capacity;

—	the increase of the advanced capacity (0.13um and smaller process geometry technologies);

—	our sources of liquidity, cash flow, funding needs and financings;

—	our expectation that utilization in 0.35um and above technologies will be higher than 0.25um and 0.18um technologies;

—	the reduction of our breakeven point to 75% utilization by the end of 2005 and the equipping and ramping of Fab 7 to a breakeven position at 9,000 wafers per month (300-mm) capacity by end 2005;

—	our near-term and long-term outlook in the foundry services market; and

—	the expected qualification of all of our fabrication facilities under the ISO/TS 16949 standard of certification.

These forward looking statements reflect our current views with respect to future events and financial performance, and are subject to certain risks and uncertainties, which could cause actual results to differ materially from historical results or those anticipated. Among the factors that could cause actual results to differ materially are:

—	changes in the market outlook and trends;

—	the growth rate of fabless companies and the outsourcing strategy of integrated device manufacturers;

—	the rate of the semiconductor market recovery; economic conditions in the United States as well as globally;

—	customer demands, unforeseen delays or interruptions in our plans for our fabrication facilities (including Fab 7);

—	the performance level of and technology mix in our fabrication facilities;

—	our progress on leading edge products;

—	access to or delays in technological advances or our development of process technologies;

—	the successful implementation of our partnership, technology and supply alliances (including our joint development agreements with IBM, Infineon and Samsung);

—	changes in capacity allocation in process technology mix, changes in our capacity plans, unavailability of materials, equipment, manpower, expertise and timely regulatory approvals;

—	the availability of financings and the terms thereof; and

—	terrorist attacks, another war, or the possibility of another outbreak of SARS or any other infectious disease in Singapore as well as various parts of the world.

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

Chartered’s full legal name is Chartered Semiconductor Manufacturing Ltd. Chartered is a limited liability company incorporated in the Republic of Singapore in 1987. Our principal executive and registered offices are located at 60 Woodlands Industrial Park D, Street 2, Singapore 738406. Our telephone number is +65-6362-2838. Information pertaining to our company and our SEC filings are available on our website, www.charteredsemi.com. However, information contained in our website does not constitute a part of this document.

Our agent in the U.S. for the purpose of our securities filings is our subsidiary, Chartered Semiconductor Manufacturing, Inc., 1450 McCandless Drive, Milpitas, California 95035, telephone +1-408-941-1100.

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

Our principal capital expenditures for the fiscal years 2002, 2003 and 2004 comprised mainly of the purchase of semiconductor equipment for the equipping of fabs. Our capital expenditures amounted to $419.5 million in 2002, $220.8 million in 2003 and $686.3 million in 2004. We expect our aggregate capital expenditures in 2005 to be approximately $750 million, of which approximately 85% is expected to be for equipping Fab 7 to 9,000 300-mm wafers per month capacity by end 2005 (which is part of our Fab 7 phase 1 ramp to 15,000 300-mm wafers per month capacity), with the balance primarily for capacity additions at leading-edge technologies in Fab 6. For more details on the equipping costs of Fab 7, see “Item 5. Operating and Financial Review and Prospects — Liquidity and Capital Resources”.

For the year 2004, our capital expenditures were financed mainly from borrowings under our existing credit facilities and cash balances. A more detailed discussion of credit facilities can be found under “Item 5. Operating and Financial Review and Prospects — Liquidity and Capital Resources”.

B.	BUSINESS OVERVIEW

DESCRIPTION OF BUSINESS

Chartered is one of the world’s top dedicated semiconductor foundries. We provide comprehensive wafer fabrication services and technologies to semiconductor suppliers and systems companies. We focus on providing foundry services to customers that serve high-growth, technologically advanced applications, in the communication, computer and consumer applications.

We currently own, or have an interest in, 5 fabrication facilities — Fabs 2, 3, 5, 6 and 7, all of which are located in Singapore. Fab 7 is the company’s first 300-mm facility. Fab 7 commenced pilot production at the end of 2004 and is scheduled for commercial production in mid-2005.

In February 2003, we announced our plans to phase out Fab 1, our only 150-mm fab, and consolidate its business into Fab 2 over an estimated 13 month transition period, with the aim of reducing our fixed cost base as well as consolidating all Singapore fab operations onto our main campus in Woodlands. The consolidation process completed as scheduled and Fab 1 ceased operations at the end of March 2004.

We have service operations in 9 locations and in 8 countries in North America, Europe and Asia.

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

The semiconductor industry generally experiences seasonality which is mainly driven by demand fluctuations for the electronic products that use semiconductor integrated circuits. The sequential growth of semiconductor revenue in the first quarter is typically weaker compared to that of other quarters.

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

According to recent industry research reports and company announcements, the cost of a state-of-the-art 300-mm fab is approximately $3 billion, which is approximately six times higher than the cost a decade ago. Today, only large and well-capitalized or funded companies can support the substantial technology and investment requirements of building state-of-the-art fabs. In addition, for companies to justify the enormous cost of a new fab, a high level of capacity utilization is essential to ensure that fixed costs are fully absorbed. These trends have led to the rapid growth in demand in the recent years for advanced semiconductor manufacturing services provided by semiconductor foundries.

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

In order to augment our internal development efforts, we have entered into strategic alliances and technology alliances with leading semiconductor companies such as our strategic alliance with Agere in SMP and our technology alliances with IBM, Infineon and Samsung. For more details on these strategic alliances and technology alliances, see “Item 4. Information On Our Company — Business Overview — Strategic Alliances — Silicon Manufacturing Partners” and “Item 4. Information On Our Company — Business Overview — Research and Development”.

We have established relationships with leading EDA, intellectual property and design services providers. Together we develop a process platform tailored to our customers’ needs and that is production-proven so as to facilitate first-pass success. We offer design solutions for a variety of applications and process nodes, giving customers valuable freedom of choice when it comes to EDA and intellectual property selection. Customers get early access to design rules and other important manufacturing specifications so that they can be incorporated into designs early. In March 2004, we launched the Chartered-IBM Cross-Foundry Design Enablement Program, or Design Enablement Program, starting at 90nm and have six leading design solution providers as partners to the program. The Design Enablement Program sets a new standard for foundry compatibility, design portability and flexible sourcing between our company and IBM. In 2004, we also expanded our design services partnership network to improve our customers’ access to more expertise, broader choices and greater flexibility for their chip development.

Having successfully launched our e-Business initiative with customers, we have further progressed on two fronts. We have enhanced the integration between our e-Business systems and our quality systems. At the same time, we have extended, and continue to extend, e-Business connectivity with our other partners such as mask shops, test and assembly houses and material suppliers through a number of initiatives. As a result, we now have a more tightly integrated supply chain. For more information on our e-Business initiative, please see “Item 4. Information On Our Company — Business Overview — Customer Service”.

We believe that our customers value Chartered as a trusted, customer-oriented service provider which adopts a collaborative approach to the foundry industry. All of our manufacturing operations are located in Singapore, a politically and economically stable nation with laws that protect our customers’ proprietary technology.

BUSINESS STRATEGY

Our objective is to be a leading worldwide full-service provider of wafer foundry services to semiconductor suppliers and systems companies focused on high-growth applications that require a high degree of system-level integration. Key elements of our strategy include:

(a)	Improve Top-Line Growth By Targeting First Source Business While Continuing To Serve The Markets For Mature Technologies

Our ability to engage customers at increasingly advanced technologies, the strengthening of our technology roadmap resulting from our joint development agreements with IBM, Infineon and Samsung and the expansion of our third-party network of pre-qualified EDA, intellectual property and design services solutions, have allowed us to target substantially more “first source” business. “First source” business refers to being selected as the first manufacturing source for customers’ new product introductions and it typically commands higher prices and profit margins.

As mature technology products remain a growing and important part of Chartered’s business, we will also continue to focus on increasing our reach into mature markets. We place an emphasis on leveraging our capabilities in mixed-signal and RF CMOS processes with complete solutions for our niche technologies for products such as smart cards, Radio Frequency Identification, or RFID tags, display drivers and power management for mobile products.

(b)	Optimize Our Capacity Base

We aim to optimize our capacity base by rapidly expanding capability for advanced technologies, reducing excess capacity at mature technology nodes and adopting a “borderless fab” approach targeted at improving asset utilization and increasing flexibility and scalability across all our fabs.

Advanced Technologies. As part of our plan to expand our capability for advanced technologies, we intend to expand our production capacity for 0.13um and smaller process geometry technologies to meet the anticipated needs of our customers. Wafer capacity is expected to be approximately 140 thousand 200-mm wafers per month by end 2005, an increase of approximately 27% from capacity level at end 2004. For the same period, advanced capacity (0.13um and smaller process geometry technologies) is planned to increase and represent approximately 33% of the total expected wafer capacity. We believe that increasing our foundry capacity in smaller or advanced process geometry technology will allow us to take advantage of the market opportunities opening up to Chartered as a result of the rapid technology progress we have made in recent years.

Mature Technologies. We intend to utilize our capacity for mature technologies by developing niche technologies, targeting strategic partnerships for volume production and working towards establishing a manufacturing presence in China with appropriate partners to leverage on our equipment assets, technology and expertise in mature processes. With the aim of reducing our fixed cost base, in March 2004 we consolidated Fab 1’s (our only 150-mm fab) business into Fab 2 on the main campus in Woodlands and Fab 1 ceased operations at the end of March 2004.

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

We intend to continually expand our portfolio of process technologies in line with our customers’ requirements for timing and performance for use with their products. The schedule and first level definition of the new process technologies being developed, and to be developed, are provided by our technology roadmaps. The current roadmaps cover 2005 and 2006 and 90nm and 65nm logic processes, including the generic, low power and high speed variants. The roadmaps also cover 90nm mixed signal and RF modules and 0.18um high voltage and eFLASH processes.

The current development programs for logic are directed to 65nm technology node. In August 2003, we extended the IBM joint development agreement to include Infineon and in March 2004, we further extended the joint development agreement with IBM and Infineon to include Samsung (“March 2004 agreement”). The March 2004 agreement replaces and is in substitution of the joint development agreement with IBM and Infineon. Under the March 2004 agreement, IBM, Infineon, Samsung and Chartered are jointly developing a common advanced foundry manufacturing process technology at 65nm, as well as variants tuned for high performance and low power. Please see “Item 4. Information On Our Company — Business Overview — Research and Development” for more details on this joint development agreement.

In December 2004, we expanded our joint development efforts with IBM under our joint development agreement entered into with IBM in November 2002 to include 45nm bulk CMOS process technology. The IBM joint development agreement is designed to provide customers with greater access to leading-edge semiconductor technologies and sourcing flexibility. The development of both 65nm and 45nm are being carried out at IBM’s facilities in East Fishkill.

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

In August 2003, we entered into an arrangement with CSMC Technologies Corporation, or CSMC, a leading 150mm Chinese integrated circuit foundry services company for equipment sale, technology licensing, operational assistance and customer referral. We have by December 31, 2004, completed the transfer of our proven 150mm technologies which will be used to serve the China market and other customers globally with specific mature technology requirements.

MANUFACTURING FACILITIES

As of December 31, 2004, we own or have an interest in 5 fabs, all of which are located in Singapore. Our company had previously operated Fab 1, which ceased operations at the end of March 2004. Fabs 2 and 3 are wholly-owned and operated by our company. We do not have a Fab 4. Fab 5 is owned and operated by SMP, our joint venture company with Agere Systems Singapore Pte. Ltd., a subsidiary of Agere Systems Inc. Fab 6 is owned and operated by CSP, our joint venture company with Agilent Technologies Europe B.V., EDB Investments Pte Ltd and Singapex Investments Pte Ltd, an indirect-wholly owned subsidiary of Temasek.

Fab 7 is the company’s first 300-mm facility and is wholly owned and operated by our company. Fab 7 commenced pilot production at the end of 2004 and is scheduled for commercial production in mid-2005.

Our fab capacity plans have been updated consistent with our company’s efforts to better align manufacturing capability with our growing market opportunities in advanced technologies. The following table reflects our wafer capacity figures as of December 31, 2004 for each of our fabs and the fab of our equity-method joint venture company, SMP (Fab 5).

	Fab 2	Fab 3	Fab 5 (SMP)(1)	Fab 6 (CSP)(1)	Fab 7
Production commenced	1995	1997	1999	2000	2005(2)

Current capacity(3)	42,500 wafers per month	23,000 wafers per month	23,000 wafers per month	27,000 wafers per month	—

Estimated full capacity(4)	45,000 wafers per month	23,000 wafers per month	23,000 wafers per month	37,000 wafers per month	30,000 wafers per month(5)

Wafer size	Eight-inch (200-mm)	Eight-inch (200-mm)	Eight-inch (200-mm)	Eight-inch (200-mm)	Twelve-inch (300-mm)

Process Technologies	0.6 to 0.3um(6)	0.35 to 0.18um(6)	0.25 to 0.13um(6)	0.25 to 0.11um(6)	0.13um and smaller process geometry technologies(6)

Manufacturing Technologies(7)	Digital; Mixed Signal; RF CMOS; SRAM; Flash Memory; HVCMOS; EEPROM; DMOS; BiCMOS, BiPolar; OTP	Digital; Mixed Signal; RF CMOS; SRAM	Digital; RF CMOS; BiCMOS; Mixed Signal; eSRAM	High performance, high-density CMOS; high density SRAM Mixed Signal; RF CMOS	Digital; high-density SRAM; RF CMOS; Mixed Signal; SOI

Clean room	109,000 sq. ft. Class-1 SMIF(8)	81,000 sq. ft. Class-1 SMIF(8)	96,540 sq. ft. Class-1 SMIF(8)	126,000 sq. ft. Class-1 SMIF(8)	181,000 sq. ft. Class-1 SMIF(8)

(1)	With respect to Fab 5 and Fab 6, the information includes capacity of our strategic partners.

(2)	Pilot production commenced at the end of 2004 and commercial production is scheduled for mid-2005.

(3)	Current capacity is the production output capability based on current process technology mix using the installed set of equipment in the fab as of December 31, 2004.

(4)	Estimated full capacity is the production output capability based on our current and anticipated process technology mix, which may vary. Unlike current capacity which is computed based on the currently installed set of equipment in the fab, estimated full capacity assumes that the fab is fully utilized to its maximum capacity, based on planned equipment additions and anticipated technology mix. Our projections of estimated full capacity have varied from previous projections in terms of number of wafers because of revisions to our earlier plans, including changes to our capacity expansion plans and capacity allocation in process technology mix. Such changes reflect developments in market conditions and demand.

(5)	Equivalent to 67,500 eight-inch wafers per month. A conversion rate of 2.25 is utilized in determining the number of eight-inch equivalent wafers to that of twelve-inch wafers. We are taking a phased approach to the full equipping of Fab 7 to 30,000 300-mm wafers per month, and this is expected to take a number of years and will be paced by customer demand and industry conditions. We intend to ramp Fab 7 to 9,000 300-mm wafers per month capacity by end 2005.

(6)	Some of these manufacturing processes are preliminary and their successful implementation depends on various factors, including our ability to achieve advances in process technology or to obtain access to advanced process technology developed by others, or in the case of our 0.18um capability in Fab 3, our ability to leverage on certain tool capacities in SMP. These fabs can be retrofitted to achieve smaller process geometry technologies than those shown above.

(7)	Some of these manufacturing technologies are preliminary and their successful implementation depends on various factors, including our ability to achieve advances in manufacturing technology or to obtain access to advanced manufacturing technology developed by others. EEPROMs are electrically erasable programmable read-only memory devices. SRAMs are static random access memory devices. eSRAMs are embedded static random access memory devices. CMOS means complementary metal oxide silicon. RF CMOS means radio frequency complementary metal oxide silicon. BiCMOS means bipolar complementary metal oxide silicon. HVCMOS refers to high voltage complementary metal oxide silicon. DMOS refers to double diffused vertical MOSFET. OTP refers to one time programmable memory. SOI means silicon on insulator.

(8)	Class 1 is a measurement of air cleanliness in which the amount of particles is controlled to no more that 1 particle at 0.5um per cubic foot of air. SMIF means standard mechanical interface.

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

The following table sets forth information regarding the total wafer output by each of our fabs, the fab of our equity-method joint venture company, SMP, and the fab of our subsidiary, CSP, during the past five years:

	Total Output(1) (in thousands)
Fab	2000	2001	2002	2003	2004
Fab 1(2)	180	96	97	121	33
Fab 2	524	168	149	247	454
Fab 3	210	113	94	134	212
Fab 5 (SMP)(3)(4)	73	7	28	116	114
Fab 6 (CSP)(3)	13	14	77	104	222

(1)	Total output of revenue-generating eight-inch equivalent wafers.

(2)	Fab 1 ceased operations at the end of March 2004.

(3)	Fab 5 commenced production in 1999 and Fab 6 commenced production in 2000.

(4)	Includes only Chartered’s output.

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

Our production facilities in Singapore, Fabs 2, 3, 5 and 6 have been certified by a third party certification body to QS 9000, an internationally recognized quality standard and since May 2003, to the more exacting ISO 9000:2000 standard. These standards include the requirement for continuous improvement, emphasizing on defect prevention, variation reduction and reduction of waste in the supply chain. The certification processes involve periodically subjecting production processes and quality management systems to stringent third-party review and verification. Our customers often look to QS 9000 and ISO 9000 certification as a threshold indication of our quality control standards. We have work in progress to achieve a yet higher standard of certification, ISO/TS 16949, and expect to qualify all our production facilities to this new standard by July 2005.

Our company is committed to continuous improvement by the application of Six Sigma methodology, a well-recognized means of making breakthrough improvements in business and manufacturing processes and solving chronic problems. We have trained a substantial number of engineers and managers to Black and Green Belt standards. We also apply 8D methodology for smaller, more straightforward problems on a daily basis. In addition, most of our engineers have been trained in Design of Experiments and application of statistical tools and techniques.

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

From March 1997 until October 2001, we, Agilent Technologies Europe B.V. and EDB Investments had a 51%, 30% and 19% equity interest in CSP, respectively. The ownership was restructured in October 2001 when Agilent Technologies Europe B.V. sold one-half of its 30% share in CSP to Singapex and EDB Investments, in equal proportion, resulting in Chartered, EDB Investments, Agilent Technologies Europe B.V. and Singapex owning 51%, 26.5%, 15% and 7.5% equity interest in CSP, respectively. Although Agilent Technologies Europe B.V. had a 2-year option from October 2002 to reacquire the ownership interest that was sold, Agilent Technologies Europe B.V. did not exercise the option within the stipulated 2-year period and consequently, the option lapsed in October 2004.

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

The reduction in Agilent Technologies Europe B.V.’s ownership in CSP in 2001 also had an impact on Agilent Technologies, Inc.’s obligation to purchase a minimum number of wafers per year and rights to purchase a maximum number of wafers per year from CSP. This reduction automatically resulted in a reduction in Agilent Technologies, Inc.’s maximum capacity entitlement and in the financial obligation associated with its minimum wafer purchase commitment requirement. As Agilent Technologies Europe B.V. did not exercise its option to reacquire the ownership interest, Agilent Technologies, Inc.’s maximum capacity entitlement and minimum wafer purchase commitment requirement remains unchanged.

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

U.S. GAAP generally requires consolidation of all majority owned (greater than 50%) subsidiaries. CSP is a consolidated subsidiary. Due to cumulative losses, the minority interest equity was reduced to zero in the first quarter of 2003. Therefore losses from that point forward have been charged entirely to our consolidated statements of operations.

Silicon Manufacturing Partners

In December 1997, we entered into the SMP strategic alliance with Lucent Technologies Microelectronics Pte. Ltd., or Lucent Technologies Microelectronics, now known as Agere Systems Singapore Pte Ltd, or Agere Systems Singapore, relating to the joint venture ownership of Fab 5.

Agere Systems Singapore has a 51% equity interest in SMP and we have a 49% equity interest. SMP’s Board of Directors comprises five directors, three of which are elected by Agere Systems Singapore and two of which are elected by us. We nominate the chairman of the Board of Directors and the general manager, while Agere Systems Singapore names the finance director.

Pursuant to an assured supply and demand agreement that both the joint venture partners signed with SMP, we are each required to purchase a specified percentage of Fab 5’s output. However, if one party does not purchase its share of wafers, the other party is entitled to utilize that unused capacity. In the event such other party does not utilize the unused capacity, the party who does not purchase its entitlement will be required to compensate SMP for any unrecovered costs it incurs in connection with such unused capacity. Under the assured supply and demand agreement mentioned above, there was no allocated wafer capacity billable to us for 2004.

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

In September 2004, we entered into a Supplemental Agreement to the Joint Venture Agreement (see “Item 19. Exhibits — Exhibit 4.16”) to provide that SMP can pay dividends out of the profits of the venture determined on a year to year basis rather than a cumulative basis as previously was the case.

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

Pre-fabrication services

Circuit Design. Producing a semiconductor device involves designing the layout of its components and designating the interconnections between each component. The result is a pattern of components and connections that defines the function of the semiconductor device. In highly complex circuits, there may be more than 40 layers of electronic patterns.

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

Memory. Memory devices store data and can be manufactured as stand-alone devices or embedded in system semiconductor devices, which combine a number of functions, such as logic and memory components. We manufacture stand-alone memory devices including EPROM, EEPROM, SRAM and Flash memory and embedded memory including eSRAM, eEEPROM, and eFLASH (embedded memory that can be erased in a flash) memories. For more information on what these mean, please see “Item 4. Information On Our Company — Business Overview — Manufacturing Facilities”. Memory is used in a range of products from computers and mobile phones to “smart” chip cards.

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

CUSTOMERS AND MARKETS

We manufactured semiconductors for over 100 different active customers in 2004. Our top five customers in 2004, in order of revenue significance were: Broadcom, Agilent Technologies, MediaTek, Freescale and Agere Systems. Collectively, our top five customers accounted for approximately 52% of our total net revenue in 2004, compared with 41% in the previous year. Broadcom, Agilent Technologies and MediaTek each exceeded 10% of our total net revenue in 2004 compared with 2003 where only Broadcom exceeded 10% of our total revenue.

The following table sets forth our top five customers for 2004 in order of revenue:

Customer	Representative Products Or Applications
Broadcom	LAN switches/routers and ethernet transceivers, cable modem and set-top boxes
Agilent Technologies	Computer peripherals, mobile phone handsets and networking products
MediaTek	Optical storage and DVD players/recorders
Freescale	Wired and wireless communications
Agere Systems	Mobile phones, computer peripherals and mobile communications infrastructure

We categorize a sale geographically based on the country in which the customer is headquartered. The following table sets forth the geographical distribution of our revenue for the periods indicated:

By Percentage:

	2002	2003	2004
Americas	71%	64%	68%
Europe	8%	13%	9%
Asia-Pacific	11%	18%	20%
Japan	10%	5%	3%

Total	100%	100%	100%

By $ (in thousands):

	2002	2003	2004
Americas	$315,660	$351,930	$631,150
Europe	38,643	72,249	85,125
Asia-Pacific
- Singapore	2,043	2,862	3,392
- Others	48,928	100,071	179,206
Japan	43,967	24,799	33,258

Total	$449,241	$551,911	$932,131

We expect that the majority of our sales will continue to be made to companies headquartered in the U.S. or to overseas affiliates of U.S. companies. All of our sales are direct sales to our customers with delivery in Singapore. We provide customer support in the U.S. through a wholly-owned subsidiary located in Milpitas, California which has an additional office in Austin, Texas. We also maintain customer support offices in Hsin-Chu, Taiwan; Yokohama, Japan; Paris, France; London, United Kingdom; Munich, Germany and Shanghai, China. In 2004, we consolidated some of our U.S. operations within our Austin office, thereby eliminating the need for an office in Boston, Massachusetts.

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

Our customers continue to have secure, on-line access to design and manufacturing information at Chartered via our recently upgraded Chartered On-Line Access System (COLAS). We are aware that e-Business is a journey and we are continuing to progress further on our path to provide our customers with increasing visibility into the supply chain. As a first step, we have implemented B2B connectivity with all our test and assembly and mask shop partners, which provides us with critical information from our partners near real time. Even more importantly, our customers are also able to access the same information received from our test and assembly and mask shop partners via the COLAS system. We plan to continue to enhance integration and transparency for our customers.

RESEARCH AND DEVELOPMENT

The semiconductor industry is characterized by rapid and relentless technical advances. We believe effective research and development is essential to our success, as that research and development spawns the leading-edge technologies that are critical to attracting and retaining customers who design highly sophisticated semiconductors. In 2002 and 2003, we invested $95.3 million and $124.1 million, respectively, in research and development. Those investments represented 21.2% and 22.5% of our net revenue for the respective periods. In 2004, our research and development expenses, including our share of expenses related to the IBM joint-development agreement, were $118.3 million, or 12.7% of our net revenue for the year. As of December 31, 2004, we employed 280 professionals in our research and development department, 49 of whom have PhDs.

Our investment in research and development allows us to continue developing new and advanced processes down to the 45nm technology node. The research and development programs are structured to ensure that our baseline manufacturing processes accommodate new technology modules that are the heart of highly differentiated system-level applications.

Periodically, we update our technology roadmap based on industry trends, expected customer adoption of the technology and our internal development plans.

In August 2003, we extended the IBM joint development agreement to include Infineon and in March 2004, we further extended the joint development agreement with IBM and Infineon to include Samsung. The March 2004 agreement replaces and is in substitution of the joint development agreement with IBM and Infineon. Under the March 2004 agreement, IBM, Infineon, Samsung and Chartered are jointly developing a common advanced foundry manufacturing process technology at 65nm, as well as variants tuned for high performance and low power (See “Item 19. Exhibits — Exhibit 4.42”). Additionally, the parties may explore an extension to the March 2004 agreement to include 45nm technology.

In December 2004, we expanded our joint development efforts with IBM under our joint development agreement entered into with IBM in November 2002 to include 45nm bulk CMOS process technology. The IBM joint development agreement is designed to provide customers with greater access to leading-edge semiconductor technologies and sourcing flexibility. The development of both 65nm and 45nm are being carried out at IBM’s facilities in East Fishkill.

We have received research grants from various agencies of the Government of Singapore. These grants provide funding for a portion of our research and development related capital expenditures, for the training and staffing costs associated with some of our process technology development programs. $19.0 million of such grants were disbursed to us in 2004. The grants are disbursed based on the amount of expenditures incurred and achievement of program milestones. The main conditions attached to the grants are the completion of the project to which the grant relates and the certification of the qualifying costs incurred.

EQUIPMENT AND MATERIALS

We depend on a limited number of manufacturers that make and sell the complex equipment that we use in our manufacturing processes. The principal pieces of equipment we use to manufacture semiconductors are scanners, steppers, tracks, etchers, furnaces, wet stations, implanters, sputterers, chemical vapor deposition, chemical mechanical planarization equipment, and metrology equipment. In periods of high market demand, the lead times from order to delivery and complete qualification of some of such equipment can extend beyond 15 months. We seek to manage this process through early reservation of appropriate delivery slots and constant communication with our suppliers.

Our manufacturing processes use highly specialized materials, including semiconductor wafers (including SOI wafers), chemicals, gases, targets, quartz, equipment spare parts and consumables and masks. We depend on our vendors of these materials and seek to have more than one vendor for our material requirements. To maintain competitive manufacturing operations, we must obtain from our vendors, in a timely manner, sufficient quantities of quality materials at acceptable prices. We source most of our materials, including critical items such as semiconductor wafers, from a limited group of vendors. We purchase most of our key materials on a blanket purchase order basis. We typically do not have long term contracts with our vendors. For those materials that are wholly procured from one source, we continuously look to identify and qualify alternative sources of supply. We have agreements with key material vendors under which they hold inventory on consignment for us. We are not under any obligation to purchase inventory that is held on consignment until we actually use it. We typically work with our suppliers to forecast our raw material requirements up to six months in advance.

INTELLECTUAL PROPERTY

Our success depends in part on our ability to obtain patents, licenses and other intellectual property rights covering our production processes. To that end, we have acquired certain patents and patent licenses and intend to continue to seek patents on our production processes.

As of December 31, 2004, we had filed an aggregate of 1,927 patent applications worldwide, (982 of which had been filed in the U.S.) and held an aggregate of 1,068 issued patents worldwide (696 of which are issued U.S. patents). Of the 982 aggregate applications filed in the U.S., 696 had been issued as of December 31, 2004 and 17 had been allowed but not issued. Those 17 allowed patents will be issued if and when we pay the applicable issuance fee. (Note: References to aggregate figures include not only the figures for the year itself but figures for previous years as well. Accordingly, if an aggregate of 1,927 patent applications have been filed as of December 31, 2004, these include not only the patent applications filed in 2004 but all patent applications previously filed by the company.)

The number of patents filed by us in 2003 and 2004 were 199 and 90 respectively and the number of patents issued to us in 2003 and 2004 were 133 and 198 respectively.

Our issued patents have expiration dates ranging from 2011 to 2023. All of the allowed and pending patents will expire after 2024. We have also entered into various patent licenses and cross-licenses with major semiconductor companies. We may choose to renew our present licenses or to obtain additional technology licenses in the future. There can be no assurance that any such licenses could be obtained on commercially reasonable terms.

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

COMPETITION

The worldwide semiconductor foundry industry is highly competitive. Our principal competitors are TSMC, UMC and SMIC. Our competitors may have greater access to capital and substantially greater production, research and development, marketing and other resources than we do. As a result, these companies may be able to compete more aggressively over a longer period of time than we can. In addition, several new dedicated foundries have entered the semiconductor industry, arising from new foundries being established in China and Malaysia. These new foundries have commenced operations and compete directly with us. Any significant increase in competition may erode our profit margins and weaken our earnings.

A number of semiconductor manufacturers, including our primary competitors, are setting up fabrication facilities, including 300-mm wafers fabrication facilities, in Singapore and other parts of the world and to increase their manufacturing capacity. As a result, we expect that there will be a significant increase in worldwide semiconductor capacity during the next few years. If growth in demand for this capacity fails to match the growth in supply or occurs more slowly than anticipated, there may be more intense competition and pressure on the pricing of our services may result.

The principal elements of competition in the wafer foundry market include technical competence, time-to-market, research and development, quality, available capacity, device yields, customer service, price, design services, access to intellectual property and EDA tool support.

ENVIRONMENTAL MATTERS AND COMPLIANCE

We have implemented an extensive environmental management system. This system is third party certified through an internationally recognized ISO 14001 certifying body. This system enables our operations to identify applicable environmental regulations and assist in evaluating compliance status. Programs are established at manufacturing locations to ensure that all accidental spills and discharges are properly addressed.

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

INSURANCE

We maintain industrial all risk insurance for our facilities, equipment and inventories. The insurance for fabs (including our strategic alliance fabs) and their equipment covers physical damage and consequential losses from natural disaster, business interruption and certain other risks up to their respective policy limits except for exclusions as defined in the policy. We also maintain public liability insurance for losses to others arising from our business operations and carry insurance for business interruption resulting from such events. In addition, we also maintain product liability insurance for damages sustained by others for bodily injury or property damage caused by our product(s) except for exclusions as defined in the policy. Our insurance policies also cover public liability and actions by our employees. Some of our insurance coverage for SMP is under Agere’s global group insurance policies.

In addition, we also have various insurance policies in place which cover our employees with the exception that prior to December 31, 2004, some of our key employees were covered under insurance policies held by Singapore Technologies through its group insurance policy. We paid our pro rata share of the costs of such Singapore Technologies group insurance policies. Some of our insurance coverage were provided through affiliates of Singapore Technologies. Some of our insurance coverage for SMP is under Agere’s global group insurance program. With the ST Restructuring, we are now covering our key employees under our company’s own group insurance.

While we believe that our insurance coverage is adequate, significant damage to any of our production facilities, whether as a result of fire or other causes, could seriously harm our company. We do not insure against the loss of key personnel.

C.	ORGANIZATIONAL STRUCTURE

Prior to December 31, 2004, Chartered was part of the Singapore Technologies group of companies. As of December 31, 2004, Chartered is part of the Temasek group of companies. A description of the group and Chartered’s position within the group may be found at “Item 7. Major Shareholders and Related Party Transactions — Related Party Transactions — The Singapore Technologies Group”.

Currently, Chartered has 5 subsidiaries, the particulars of which are as follows:

	Country of	Date of	Proportion of
Name of Subsidiary	Incorporation	Incorporation	Ownership Interest
Chartered Silicon Partners Pte Ltd	Singapore	March 1997	51%
Chartered Semiconductor Manufacturing, Inc.	U.S.	June 1991	100%
Chartered Semiconductor Japan Kabushiki Kaisha	Japan	October 2000	100%
Chartered Semiconductor Taiwan Ltd	Taiwan	August 2000	100%
Chartered Semiconductor Europe Ltd	England and Wales	March 2001	100%

D.	PROPERTY, PLANT AND EQUIPMENT

(a)	Leases

All of our fabrication facilities and our corporate offices are located in Singapore. Our company had previously operated Fab 1, which ceased operations at the end of March 2004, on land leased from Ascendas Land (Singapore) Pte Ltd, or Ascendas, a private company wholly-owned by Jurong Town Corporation, or JTC, a statutory board established by the Government of Singapore to develop and manage industrial estates in Singapore. The lease runs until 2017 with a conditional option to extend for another 30 years. Following the cessation of our Fab 1 operations, we are evaluating our options with regards to the future of the lease of Fab 1.

Fabs 2 and 3 and our corporate offices are located on land which we leased from Singapore Technologies, which in turn leased the land from JTC. Pursuant to the ST Restructuring, Singapore Technologies’ rights, title, interest and obligations under the sub-leases have been transferred to Terra Investments Pte. Ltd., or Terra, a wholly owned subsidiary of Temasek. These leases run until 2024 with conditional options to extend for another 30 years. The sub-leases for Fab 2 and Fab 3 require us to make rental payments to Terra at rates equal to the rent paid by Terra to JTC for the subject land through 2006 for Fab 2 and 2024 for Fab 3. The rental rates may be re-negotiated thereafter. The sub-leases are registered with the Singapore Land Authority (see “Item 19. Exhibits — Exhibit 4.45 and Exhibit 4.47”).

CSP leased the land on which Fab 6 is located from Singapore Technologies, which in turn leased it from JTC. Pursuant to the ST Restructuring, Singapore Technologies’ rights, title, interest and obligations under the sub-leases have been transferred to Terra (see “Item 19. Exhibits — Exhibit 4.50”). The lease runs until 2027 with a conditional option to extend for an additional 30 years. CSP is required to make rental payments to Terra at rates equal to the rent paid by Singapore Technologies to JTC for the subject land through 2027.

Fab 7 is located on land leased to Singapore Technologies by JTC. The lease runs until 2030 with a conditional option to extend for an additional 30 years. Pursuant to the ST Restructuring, Singapore Technologies’ rights, title, interest and obligations under the Agreement for Sub-Licence and Sub-Lease have been transferred to Terra (see “Item 19. Exhibits — Exhibit 4.53”). We have obtained the Temporary Occupation Permit for Fab 7 from the Building and Construction Authority and we will be entering into a sub-lease with Terra for the land for a term of 30 years less 1 day with rental payments equal to the rent paid by Terra to JTC.

(b)	Production Capacity & Utilization

For information on our wafer capacity for each of our fabs and the fab of our equity-method joint venture company, SMP, please see “Item 4. Information On Our Company — Business Overview — Manufacturing Facilities.”

The following table reflects our capacity utilization in our fabs, including our share of SMP.

Utilization Table

Data including Chartered’s share of SMP

Thousand 8" equivalent wafers	4Q 2003	1Q 2004	2Q 2004	3Q 2004	4Q 2004
Total wafers shipped	235.0	268.4	279.2	287.1	200.8
Total capacity	332.8	331.8	308.0	322.5	327.0
Utilization	71%	81%	90%	89%	61%

Capacity by Fab

Thousand 8" equivalent wafers	4Q 2003	1Q 2004	2Q 2004	3Q 2004	4Q 2004	Est 1Q 2005
Fab 1*	45.5	45.2	—	—	—	—
Fab 2	131.2	129.8	129.8	131.2	131.8	130.6
Fab 3	60.2	61.6	64.4	73.0	73.0	71.4
Fab 5 (Chartered’s share)	34.4	34.4	36.3	37.2	37.0	34.5
Fab 6	61.5	60.8	77.5	81.1	85.2	80.5

Total	332.8	331.8	308.0	322.5	327.0	317.0

*	Fab 1 ceased operations as of March 31, 2004

(c)	Fab 7

We are taking a phased approach to the equipping of Fab 7 to the full planned capacity of 30,000 300-mm wafers per month capacity, and this is expected to take a number of years and will be paced by customer demand and industry conditions. We expect the total cost of phase 1, in order to equip Fab 7 with a capacity of 15,000 300-mm wafers per month, to be approximately $1.7 billion. At completion, the total investment of Fab 7 is expected to be approximately $2.7 billion to $3 billion. As of December 31, 2004, we have spent $637.9 million on the equipping of Fab 7 as part of its phase 1 ramp. We expect our aggregate capital expenditures in 2005 to be approximately $750 million, of which 85% is expected to be for equipping Fab 7 to 9,000 300-mm wafers per month capacity by end 2005 (which is part of our Fab 7 phase 1 ramp to 15,000 300-mm wafers per month capacity). Fab 7 is scheduled to begin commercial production in mid-2005.

(d)	Total Wafer Capacity for Year 2005

We expect a wafer capacity of approximately 140 thousand wafers (eight-inch equivalent) per month by end 2005, an increase of approximately 27% from capacity level at end 2004. For the same period, advanced capacity (0.13um and smaller process geometry technologies) is planned to increase and represent approximately 33% of the total expected wafer capacity.

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

INDUSTRY OVERVIEW

According to the Semiconductor Industry Association (SIA), the compound annual growth rate for the worldwide semiconductor industry is expected to be 11% to 12% during the period from 2004 to 2007. However, the semiconductor industry is highly cyclical. For example, according to the SIA, the worldwide semiconductor industry contracted by approximately 32% from 2000 to 2001, then grew by approximately 18% from 2002 to 2003 and by approximately 28% sequentially in 2004. Fabs can take several years to plan, construct and begin operations. Therefore, during periods of favorable market conditions, semiconductor manufacturers, which include dedicated foundry service providers, often begin building new fabs in response to anticipated demand growth for semiconductors. As these new fabs commence operations, a significant amount of manufacturing capacity is made available to the semiconductor market resulting from the steep initial ramp-up of these fabs. In the absence of growth in demand, or if growth occurs more slowly than anticipated, this sudden increase in supply results in semiconductor manufacturing over-capacity, which can lead to sharp drops in utilization of semiconductor fabs and put pressure on prices.

Semiconductor manufacturing is very capital intensive in nature. For example, in 2000 and 2001, we incurred $963.8 million and $489.6 million in capital expenditures, respectively. Even in the midst of challenging economic conditions in 2002, we invested $419.5 million in capital expenditures, primarily in equipping Fab 6 and for the purchase of equipment for research and development use, as part of our continuing strategy of positioning ourselves to serve market needs. We invested $220.8 million in capital expenditures in 2003, focused primarily on leading-edge technologies. In 2004, we invested $686.3 million in capital expenditures, primarily in equipping Fab

7 as part of its phase 1 ramp to 15,000 300-mm wafers per month capacity, with the balance mainly for capacity additions at leading-edge technologies in Fab 6. A high percentage of the cost of operating a fab is fixed, therefore increases or decreases in capacity utilization rates can have a significant effect on profitability. The unit cost of a wafer generally decreases as fixed overhead charges, such as depreciation expense on the facility and semiconductor manufacturing equipment, are allocated over a larger number of units produced.

As the price of wafers varies significantly, the mix of wafers produced affects revenue and profitability. The value of a wafer is determined by the complexity of the device on the wafer. Production of devices with higher-level functionality and greater system-level integration requires more manufacturing steps and commands higher wafer prices. However, increasing the complexity of devices that we manufacture does not necessarily lead to increased profitability, because the higher wafer prices for such devices may be offset by depreciation and other costs associated with an increase in the capital expenditures needed to manufacture such devices. The prices for wafers of a given level of technology and device complexity will decline over the product life cycle and foundries must continue to migrate to increasingly sophisticated technologies to maintain the same level of profitability. This requires continuous capital investment and depends on other factors, as discussed in the risk factors, “We Need to Continuously Improve Our Device Yields, Maintain High Capacity Utilization and Optimize the Technology Mix of Our Semiconductor Wafer Production” and “We May Not Be Able To Compete Successfully In Our Industry” and elsewhere in this document.

Our capacity was at maximum utilization from the second quarter of 1999 through the third quarter of 2000. During this period of capacity utilization, our gross profits and net income showed progressive improvement as better economies of scale and operating leverage took effect on the back of rising demand. In the fourth quarter of 2000, the semiconductor market turned down and our utilization rate declined. The industry contraction in 2001 was the most severe in its history and largely as a result of this, our average utilization rate in 2001 and 2002 was 35% and 37%, respectively. Because of this, we suffered significant net losses in 2001 and in 2002. As the semiconductor industry recovered, our average capacity utilization improved to 58% in 2003. Primarily driven by sequential growth in shipments during the first two quarters of the year, our average capacity utilization increased further to 80% in 2004. Correspondingly, our net loss in 2003 decreased significantly, and we reported a net income in 2004. The average capacity utilization, based on 8” equivalent wafers, from 2000 to 2004 is as follows:

	2000	2001	2002	2003	2004*
Utilization	100%	35%	37%	58%	80%

*	Fab 1 ceased operations at the end of March 2004

2004 OVERVIEW

The semiconductor industry recovery, which began in late 2002, accelerated in the second half of 2003 into the first half of 2004. In line with this, we reported sequential revenue growth of 25.0% and 12.0% respectively in first and second quarters of 2004. However we started seeing market weakness from the second half of June 2004 due to excess inventories in the semiconductor companies and the softening in certain end markets. This resulted in a sequentially flat third quarter followed by a sequential decline of 25.9% in net revenue in fourth quarter of 2004. The weakness was concentrated in our 0.18um and 0.25um capacity, which is mainly in Fab 3, primarily due to customer concentration in these technologies. Due to the same reason, our equity in income of SMP went down from $21.9 million in first half of 2004 to $5.7 million in second half of 2004. We were unable to diversify the customer base during preceding quarters of high demand, since a significant amount of our 0.18um and 0.25um capacity was utilized by our top customers. For second half of 2004, utilization of our combined 0.18um and 0.25um capacity was lower than the company average of 75%.

Despite a weaker second half of 2004, we registered year-over-year revenue growth of 68.9% in 2004. The revenue growth in 2004 reflects a favorable market environment in the first half of 2004 and also the progress we have made in the execution of our strategy announced in February 2003. In 2004, we increased 0.13um revenue by 263.0% from $48.7 million in 2003 to $176.9 million in 2004, accounting for 33.5% of the dollar revenue growth.

During the year, we continued with our efforts to promote market acceptance of the Chartered-IBM leading-edge cross-foundry technology platform and expand our network of third party intellectual property and design service providers. In addition, Samsung joined the technology development partnership with IBM, Chartered and Infineon at the 65nm node, reinforcing the merits of such technology platform.

In 2004, we announced two sourcing agreements, which we believe reflect the growing confidence in our leading-edge capabilities and unique foundry position. IBM awarded a sourcing agreement under which we will manufacture selected 90nm SOI (silicon on insulator) products for IBM in volume-driven, high performance solutions beginning in mid-2005. We also entered into sourcing and manufacturing technology agreements with Advanced Micro Devices, Inc., or AMD, under which we will manufacture AMD64 microprocessors commencing in 2006.

After securing our first 90nm volume customer, we began equipment move-in at Fab 7, our first 300-mm fab, at the end of March 2004. Fab 7 moved into pilot production at the end of 2004 and is scheduled for commercial production in mid-2005.

In support of capacity ramp of Fab 7, we are implementing PDF Solutions’ Characterization Vehicle Infrastructure to improve the robustness of our leading-edge processes in Fab 7. In addition, we will be integrating portions of AMD’s Automated Precision Manufacturing (APM) into our automation and yield management systems in Fab 7. These technologies and methodologies should help to improve yield at a faster pace during the capacity ramp up in Fab 7.

We secured financing during 2004 to support Fab 7’s phase 1 ramp to 15,000 300-mm wafers per month capacity. This included a $653 million term loan facility from JPMorgan Chase Bank, N.A., or JP Morgan, guaranteed by the Export-Import Bank of the United States, a $200 million term loan facility (with the option to increase the facility by $100 million) from Sumitomo Mitsui Banking Corporation and Oversea-Chinese Banking Corporation, a $50 million term loan facility from Bank of America, and a $150 million revolving credit facility from Sumitomo Mitsui Banking Corporation.

BUSINESS OUTLOOK

As we enter 2005, there is still some level of uncertainty in the market regarding inventory levels and the timing of industry recovery. Though it is difficult to predict the exact timing, based on our customer feedback, we expect to see the trough of the cycle within a couple of quarters. We expect 0.13um, 0.11um and 90nm technologies to be a large contributor to our revenue in 2005,as we ramp up production in these technology nodes.

As the industry continues to work through the excess inventory coupled with the usual seasonal slowness in the first quarter, our first quarter of 2005 revenue is expected to be down approximately 2% to 6% from the fourth quarter of 2004. In the first quarter of 2005, we see weakness in the communications and computer sectors, partially offset by strength in the consumer sector. The momentum in advanced technology shipments is expected to continue and 0.13um and smaller process geometry technologies revenue are expected to grow 15% sequentially and represent slightly over 30% of our revenue in the first quarter of 2005.

On our mature technologies, we expect utilization in 0.35um and above technologies to be higher than 0.25um and 0.18um technologies in the coming quarters, due to the better customer line-up and product diversity in Fab 2. We plan to continue to diversify our customer and product exposure in our 0.18um and 0.25um technologies base by offering value-added solutions like One Time Programmable memory, embedded flash memory, High Voltage and Radio Frequency technologies for growing markets such as display, power management and micro-controller applications.

Our capacity was approximately 109 thousand 200-mm wafers per month in the fourth quarter 2004. Our plan is to ramp Fab 7 to 9,000 300-mm wafers per month capacity by end 2005, which is part of our Fab 7 phase 1 ramp to 15,000 300-mm wafers per month capacity. Accordingly, we estimate our wafer capacity to be approximately 140 thousand 200-mm wafers per month by end 2005, an increase of approximately 27% from capacity level at end 2004. For the same period, advanced capacity (0.13um and smaller process geometry technologies) is planned to increase and represent approximately 33% of the total expected wafer capacity.

We recorded a net income of $6.6 million for 2004, after three consecutive years of net losses. For sustained profitability, we plan to bring down our breakeven point to 75% utilization, which is approximately 10 percentage points below our current level, by the end of 2005. As part of our cost structure, this will require that we ramp Fab 7 to a breakeven position at 9,000 300-mm wafers per month capacity by end 2005.

CRITICAL ACCOUNTING POLICIES

The preparation of the consolidated financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported revenue and expenses during the reporting period. Estimates are based on historical experience, current conditions and on various other assumptions that are believed to be reasonable under the circumstances. Actual results could differ from these estimates. We believe the following critical accounting policies require us to make significant judgments and estimates in the preparation of our consolidated financial statements:

Depreciation and amortization of long-lived assets

Our results of operations are generally affected by the capital-intensive nature of our business. A large proportion of our cost of revenue is fixed in nature. The major component of our fixed costs included in our cost of revenue relates to depreciation on property, plant and equipment, and amortization of technology license arrangements.

We depreciate wafer fab buildings over 20 years, mechanical and electrical installations in the fabs over 10 years, and equipment and machinery over 5 years using the straight-line method. We amortize technology licenses over the shorter of the license period or the estimated useful life of the license, which on weighted average is over 7 years using the straight-line method. These lives represent our estimate of the periods that we expect to derive economic benefits from the assets. In estimating these useful lives and recoverable salvage values of our property, plant and equipment and technology licenses and in determining whether subsequent revisions to the useful lives and salvage values are necessary, we consider the likelihood of technological obsolescence arising from changes in production techniques, technology, market demand and intended use. We routinely review the remaining estimated useful lives and salvage values of our property, plant and equipment and our technology licenses to determine if such lives and values should be adjusted. There have been no significant changes to our estimates of useful lives or salvage values during any of the last 3 years. However, actual useful lives may be shorter or longer than our estimates. If we had used different estimates of useful lives of our long-lived assets, our results might have been materially different.

Recoverability of long-lived assets

We also routinely review our long-lived assets that are held for disposal for impairment in comparison to their fair values, and we review assets that are held and used, including technology licenses, for impairment whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. We perform impairment tests for groups of assets related to the lowest level of identifiable independent cash flows. In determining the appropriate asset groupings, we must make subjective judgments in identifying the independent cash flows that can be related to each asset group considering our foundry model and the degree of interchangeability of the various components of our manufacturing capacity. We consider the degree to which the asset group’s revenue depend on the revenue-producing activities of one or more other asset groups and the availability of financial information on such asset groups. In some cases, it is not practical to identify the cash flows associated with a particular asset or group of assets due to the integrated nature of our production process and the multi-technology capability of our process equipment. The result of our analysis is that we have identified the lowest level of identifiable independent cash flows as our individual fabs.

The determination of recoverability is based on an estimate of undiscounted cash flows expected to result from the use of the asset group and its eventual disposition. The estimate of cash flows is based upon, among other things, certain assumptions about expected future operating performance, ASP, utilization rates and other factors. If the sum of the undiscounted cash flows (excluding interest) is less than the carrying value, an impairment charge is recognized for the amount that the carrying value of the asset exceeds its fair value, based on the best information available, including discounted cash flow analysis. However, due to the cyclical nature of our industry and changes in our business strategy, market requirements, or the needs of our customers, we may not always be in a position to accurately anticipate declines in the utility of our equipment or licenses until they occur.

We recorded equipment impairment charges in 2002 of $4.8 million resulting from a decision to abandon certain production processes, and again in 2003 and 2004 of $9.0 million and $1.0 million, respectively, resulting from decisions to rationalize capacity and therefore to sell certain equipment.

However, if we made different estimates of our future cash flows or fair values of our assets held for sale then we might have reached different conclusions regarding impairments, and therefore our results might have been materially different.

Valuation of inventory

Our inventories primarily consist of work in progress and are stated at the lower of standard cost, which approximates actual costs determined on the weighted average basis, or market (net realizable value).

Cost. We determine the cost of each wafer based on estimates of the materials, labor, and other costs incurred in each process step associated with the manufacture of our products. We allocate labor and overhead costs to each step in the wafer production process based on normal fab capacity utilization, with un-recovered costs arising from abnormal underutilization of capacity expensed when incurred. The unit cost of a wafer generally decreases as fixed overhead charges are allocated over a larger number of units produced. Conversely, during periods of low utilization of capacity, the unit cost of a wafer would generally increase.

Net realizable value. We routinely review our inventories for their saleability and for indications of obsolescence to determine if inventories should be recorded at net realizable value. Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make a sale. In estimating the net realizable value of our inventories, we consider the likelihood of changes in market demand for our inventories. Judgments and estimates regarding future selling prices and level of demand must be made and used in connection with evaluating whether such write-downs are needed and in what amount in any accounting period.

As of December 31, 2003 and December 31, 2004, we carried an inventory reserve of $28.4 million and $30.2 million, respectively, to write-down certain inventory to net realizable value. Subsequent to these write-downs, we sold or disposed of certain portions of such inventories. The amounts ultimately realized for the years ended December 31, 2003 and 2004 were at or near to the net realizable value we had estimated, resulting in no significant additional impact to our gross margins in each of those years.

If we made different estimates of normal and abnormal capacity utilization, allocation of costs to different process steps, future demand for existing inventory, or inventory selling prices, we might have reached different conclusions regarding inventory values, and therefore our results might have been materially different.

Revenue recognition

We derive revenue primarily from fabricating semiconductor wafers, and to a lesser extent, for certain arrangements, from providing associated subcontracted assembly and test services as well as pre-fabrication services such as engineering services.

When our arrangements include multiple elements, we divide the deliverables into separate units of accounting using certain specified criteria. From July 1, 2003 onwards, we adopted the methodology in FASB Emerging Issues Task Force Issue 00-21, “Revenue Arrangements with Multiple Deliverables” (“EITF 00-21”). A typical arrangement includes pre-fabrication services such as engineering services, fabricating semiconductor wafers, and providing associated assembly and test services. The total consideration is allocated to each component of the multiple-element arrangement based on fair values.

Revenue for each unit of accounting is recognized when the contractual obligations have been performed and, where applicable, delivery has occurred and title and risk of loss has passed to the customer, there is evidence of a final understanding between us and our customers as to the specific terms of the agreed upon sales, selling prices to the customers are fixed or determinable and collection of the sales revenue is reasonably assured. Generally this results in revenue recognition upon shipment of wafers. Our revenue per wafer is generally dependent upon the wafer yield. Revenue represents the invoiced value of goods and services supplied, excluding goods and services tax, less allowances for estimated sales returns. If we made different judgments and estimates regarding the components of our multiple-element arrangements or their fair values our results might have been materially different.

Other arrangements include sale of equipment and licensing of intellectual property. In allocating the total arrangement consideration between equipment and licensing of intellectual property, we use the residual method based on the fair value of equipment sold. The estimate of fair value of equipment is based on the resale prices of similar equipment sold on the used equipment market. However, if we made different estimates of fair value of equipment, the allocation of income between gain on asset sales and income from intellectual property sales might have been materially different.

We also receive income-related grants to subsidize training and research and development expenses. Income is recognized on these grants when we believe it is probable that expenditures already incurred will constitute qualifying expenditures for purposes of reimbursement under the grants that have been awarded. If we made different estimates of the amount or timing of qualifying expenditures our results might have been materially different.

Sales returns allowances

The process technology for the manufacture of semiconductor wafers is highly complex. The presence of contaminants, difficulties in the production process, disruption in the supply of utilities or defects in key materials and tools can all cause reductions in device yields and increase the risk of sales returns. We make estimates of wafer yield and potential sales returns related to current period product revenue. We provide for such returns and costs based upon historical experience and our estimate of the level of future claims. Additionally, we accrue for specific items at the time their existence is known and the amounts are estimable. We have charged $10.9 million, $5.9 million, and $4.8 million to results of our operations for sales returns for 2002, 2003, and 2004, respectively. Sales returns as a percentage of net revenue may fluctuate from year to year and not necessarily follow the net revenue trend due to specific claims in any particular period related to certain new processes and variations in wafer yield. We typically experience lower sales returns as the manufacturing processes mature and higher sales returns on new processes. Our actual sales returns have not historically been significantly different from our estimates, and our method of estimating sales returns and the significant assumptions used have been consistently determined over the past three years.

Significant management judgments and estimates must be made and used in connection with determining revenue per wafer and in establishing the sales return allowances in any accounting period. However, had we made different estimates of wafer yield or future sales returns our results might have been materially different.

Collectibility of accounts receivable

Similarly, we must make estimates of the collectibility of our accounts receivable. We believe that we adequately manage our credit risk through our credit evaluation process, credit policies, and credit control and collection procedures. We review our accounts receivable on a periodic basis and make specific allowances when there is doubt as to the collectibility of individual receivable balances. In evaluating the collectibility of individual receivable balances we consider the age of the balance, the customer’s historical payment history, their current credit-worthiness and current economic trends. However, if we made different estimates of collectibility of individual receivable balances our results might have been materially different. Movements in the allowance for doubtful accounts are as follows:

	2002	2003	2004
Beginning	$4,036	$2,460	$1,083
Utilized in year	(1,078)	(1,022)	(38)
Charge for the year	478	351	1,106
Reversal of specific allowances due to collection	(976)	(706)	(973)
Ending	$2,460	$1,083	$1,178

RESULTS OF OPERATIONS

The following table sets forth certain operating data as a percentage of net revenue for the periods indicated:

	Years ended December 31,
	2002	2003	2004
Net revenue	100.0%	100.0%	100.0%
Cost of revenue	140.0	117.5	82.5

Gross profit (loss)	(40.0)	(17.5)	17.5

Operating expenses:
Research and development	21.2	22.5	12.7
Fab start-up costs	1.9	1.7	3.6
Sales and marketing	9.2	7.0	4.0
General and administrative	9.6	7.4	3.8
Other operating expenses (income), net	2.2	(2.0)	(1.1)

Total operating expenses	44.1	36.6	23.0

Operating loss	(84.1)	(54.1)	(5.5)
Other income (expense):
Equity in income (loss) of SMP	(18.9)	4.2	3.0
Other income	5.4	4.3	5.6
Interest income	3.7	2.2	1.2
Interest expense	(9.3)	(7.7)	(3.2)
Exchange gain (loss), net	(0.4)	(0.1)	0.1

Income (loss) before income taxes and minority interest	(103.6)	(51.2)	1.2
Income tax expense	(1.6)	(2.1)	(0.5)

Income (loss) before minority interest	(105.2)	(53.3)	0.7
Minority interest in loss of CSP	12.4	1.7	—

Net income (loss) prior to cumulative effect adjustment	(92.8)	(51.6)	0.7
Cumulative effect adjustment for change in accounting principle	—	(1.2)	—

Net income (loss)	(92.8)%	(52.8)%	0.7%

The following table sets forth a breakdown of revenue by market sector for the periods indicated:

	Years ended December 31,
	2002	2003	2004
Communications	36%	46%	51%
Computer	46	33	30
Consumer	14	17	15
Other	4	4	4

Total	100%	100%	100%

The following table sets forth a breakdown of revenue by geographical region for the periods indicated:

	Years ended December 31,
	2002	2003	2004
Americas	71%	64%	68%
Europe	8	13	9
Asia-Pacific	11	18	20
Japan	10	5	3

Total	100%	100%	100%

The following table sets forth a breakdown of revenue by technology (um) for the periods indicated:

	Years ended December 31,
	2002	2003	2004
0.13 and below	0%	9%	19%
Up to 0.18	26	15	16
Up to 0.25	23	21	19
Up to 0.35	28	30	29
Above 0.35	23	25	17

Total	100%	100%	100%

YEARS ENDED DECEMBER 31, 2003 AND DECEMBER 31, 2004

Net revenue

We derive revenue primarily from fabricating semiconductor wafers, and to a lesser extent, for certain arrangements, from providing associated subcontracted assembly and test services, and pre-fabrication services such as engineering services. The semiconductor industry recovery began to accelerate in the second half of 2003 and continued into the first half of 2004. However, we started seeing market weakness from the second half of June 2004 due to excess inventories in the semiconductor companies and the softening in certain end markets and we experienced a sequential revenue decline of 25.9% in the fourth quarter of 2004. The demand weakness was concentrated in our 0.18um and 0.25um capacity and attributed to five of our larger customers, even though our engagements with these customers are in diverse end markets. Despite a weaker fourth quarter 2004, we registered year-over-year revenue growth of 68.9% in 2004. Net revenue was $932.1 million in 2004, up 68.9% compared to $551.9 million in 2003. This increase was primarily the result of higher demand. Shipments in 2004 were 921.0 thousand wafers, an increase of 52.0% compared to 606.0 thousand wafers in 2003, due to higher demand. ASP increased by 11.1% to $1,012 per wafer from $911 per wafer over the same period, primarily due to richer product and customer mix.

In 2003, the communications sector, which represented 46% of our total revenue, was our highest revenue contributor, followed by the computer sector at 33% of our total revenue. Primarily due to a significant increase in demand from mobile phone handset and LAN switches/routers customers, communications sector revenue increased by 88% between 2003 and 2004. Concurrently, computer sector revenue increased by 50% over the same period mainly due to significant increases in revenue of the optical storage and PC peripherals markets, arising primarily from a significant increase in shipments to these markets. As a result, communications and computer sector revenue represented 51% and 30%, respectively, of our total revenue in 2004.

Net revenue by geographical region increased by 79%, 77%, 34% and 18% in the Americas, Asia Pacific, Japan and Europe regions, respectively, in 2004 as compared to 2003. This was primarily driven by increased shipments to all geographical regions in 2004. The Americas continued to be our largest contributor to revenue, representing 68% of our total revenue in 2004, an increase from 64% of our total revenue in 2003.

Fab 1 ceased operations at the end of March 2004, having successfully transitioned a significant portion of on-going business to Fab 2. Our first quarter 2004 revenue benefited approximately $10 million from end-of-life and safety stock purchases by Fab 1 customers.

Cost of revenue and gross profit (loss)

Cost of revenue includes depreciation expense, amortization of certain technology licenses, attributed overheads, cost of labor and materials as well as subcontracted expenses for assembly and test services. Cost of revenue increased by 18.7% from $648.3 million in 2003 to $769.3 million in 2004 despite a 52.0% increase in volumes. Depreciation continued to be a significant portion of our cost of revenue, comprising of 58.6% and 50.8% of the cost of revenue in 2003 and 2004, respectively.

The unit cost of a wafer generally decreases as fixed overhead charges, such as depreciation expense on the facility and semiconductor manufacturing equipment, are allocated over a larger number of units produced. Cost per wafer shipped decreased by 22.0% from $1,070 in 2003 to $835 in 2004 due to higher volumes and to a lesser extent, cost savings and avoidance from our cost reduction programs. In 2003, as a percentage of net revenue, we recorded a gross loss of 17.5% of net revenue. Primarily due to significantly higher revenue, we recorded a gross profit of 17.5% of net revenue in 2004.

Research and development expenses

Research and development (R&D) expenses consist primarily of our share of expenses related to the IBM joint-development agreement for 90nm and 65nm technologies, salaries and benefits for research and development personnel, depreciation of research and development equipment and expenses for development wafers. Research and development expenses decreased by 4.7%, from $124.1 million in 2003 to $118.3 million in 2004, primarily due to lower R&D expenditures related to 0.13um process. Our investment in research and development allows us to continue developing new and advanced processes down to the 45nm technology node. The research and development programs are structured to ensure that our baseline manufacturing processes accommodate new technology modules that are the heart of highly differentiated system-level applications. We expect to incur approximately $130 million for research and development in 2005.

Fab start-up costs

Fab start-up costs, all related to Fab 7, increased by 260.1% from $9.2 million in 2003 to $33.2 million in 2004, as the activity level increased in support of the company’s plan to begin commercial production by mid-2005. We began equipment move-in at Fab 7, our first 300-mm fab, at the end of March 2004. Fab 7 achieved functional 0.13um 300-mm wafers within 5 months of equipment move-in, and launched engineering 300-mm wafers for both our 0.11um process and the Chartered-IBM 90nm platform in 2004. We expect fab start-up costs for the first quarter of 2005 to increase sequentially by approximately $7 million compared to fourth quarter of 2004.

Sales and marketing expenses

Sales and marketing expenses, which primarily consist of expenses associated with overseas offices, payroll related costs for sales and marketing personnel, Electronic Design Automation (EDA) related expenses and costs related to customer prototyping activities, decreased by 2.6% from $38.7 million in 2003 to $ 37.8 million in 2004. The decrease was primarily due to lower financial support for customer prototyping activities. As a percentage of net revenue, sales and marketing expenses decreased from 7.0% to 4.0% over the same period.

General and administrative expenses

General and administrative (G&A) expenses consist primarily of salaries and benefits for administrative personnel, depreciation of non-production equipment, consultancy, legal and professional fees, and recruitment and training expenses. G&A expenses decreased by 12.8% from $40.8 million in 2003 to $35.6 million in 2004. This is primarily due to a gain of $3.0 million associated with the resolution of contingencies related to a technology license agreement, a gain of $1.1 million associated with the resolution of a supplier advance that was previously considered doubtful of recovery and a decrease in payroll related expenses, partially offset by an impairment charge of $1.7 million resulting from the migration to an enhanced manufacturing system in 2004.

Other operating expenses (income), net

Other operating income, net, of $10.7 million in 2004 primarily related to a gain of $10.4 million resulting from an equipment disposition with CSMC and resolution of a goods and services tax matter of $4.9 million, partially offset by Fab 1 restructuring charges of $4.6 million. Fab 1 ceased operations at the end of March 2004, as planned. A summary of estimated and actual restructuring and related costs incurred arising from the shutdown of Fab 1 is disclosed in Note 20 of the consolidated financial statements.

Other operating income, net, of $11.0 million in 2003 related to the following items:

•	A gain of $27.5 million associated with the cancellation of the company’s employee bonus award plan.

•	A gain of $4.9 million resulting from equipment disposition.

Partially offset by:

•	A restructuring charge of $12.4 million relating to the phase out of the company’s Fab 1.

•	An impairment charge of $9.0 million on certain machinery and equipment that were classified as held for sale on December 31, 2003, as part of company’s fab capacity rationalization.

Further details are disclosed in Note 20 of the consolidated financial statements.

Equity in income (loss) of SMP

Equity in income of SMP was $23.2 million in 2003 compared to an income of $27.6 million in 2004, primarily due to lower depreciation charge and no interest cost in the second half of 2004 as a result of early repayment of bank loans by SMP. As with the results of our majority-owned fabs, the equity in income or loss of SMP can have a material effect on our consolidated statements of operations. In 2003, the equity in income of SMP was $23.2 million compared to our net loss of $291.2 million. The equity in income of SMP was $27.6 million in 2004 compared to our net income of $6.6 million.

As SMP can have a material effect on our consolidated statements of operations, we have provided the following information on our total business base revenue, which includes our share of SMP revenue, for the 2 fiscal years ended December 31, 2004. SMP is a minority-owned joint venture company and is not consolidated under U.S. GAAP. The following table provides a reconciliation showing comparable data based on net revenue determined in accordance with U.S. GAAP, which do not include our share of SMP:

	2004	2003
	(in millions)
Net revenue (U.S. GAAP)	$932.1	$551.9
Chartered’s share of SMP revenue	$170.8	$175.8
Net revenue including Chartered’s share of SMP	$1,102.9	$727.7

Additionally, the following table provides information that indicates the effect of SMP’s operations on some of our non-U.S. GAAP performance indicators:

	2004		2003
	Excluding	Including	Excluding	Including
	Chartered’s share	Chartered’s share	Chartered’s share	Chartered’s share
	of SMP	of SMP	of SMP	of SMP
Shipments (in thousands)*	921.0	1,035.5	606.0	722.2
ASP per wafer	$1,012	$ 1,065	$ 911	$1,008

*	Eight-inch equivalent wafers

Other income

Other income increased by 125.6% from $23.2 million in 2003 to $52.3 million in 2004, primarily due to the recognition of a gain of $14.3 million from the sale of technology to CSMC as well as from higher grant income, in particular from the recognition of income of $16.1 million arising from the closure of a pending grant claim associated with a previously terminated joint technology development agreement.

Interest income and interest expense

Net interest expense decreased by 38.2% from $30.1 million in 2003 to $18.6 million in 2004, primarily due to higher interest capitalization associated with the capital expenditure related to Fab 7 and Fab 6.

Income tax expense

Currently, we pay tax on interest income, rental income and other income not specifically exempted from income tax. Each of our existing fabs has been exempted from income tax on profits from the sale of manufactured goods for ten years following the date specified production milestones are achieved. Income taxes decreased from $11.7 million in 2003 to $4.8 million in 2004. The decrease was primarily due to reversal of $9.8 million of accrued taxes resulting from the resolution of certain matters related to the closure of Fab 1 (please see Item 5. Operating and Financial Review and Prospects — Special Tax Status” for further discussion), partially offset by a $3.6 million tax on income on the sale of technology to CSMC.

Minority interest in CSP

None of the losses in CSP were allocated to the minority interest in 2004, compared to $9.5 million in 2003. Due to cumulative losses, the minority interest equity was reduced to zero in the first quarter of 2003. Therefore losses from that point forward have been charged entirely to our consolidated statements of operations. The result of this on our consolidated statements of operations was an additional loss of $55.8 million for 2004.

YEARS ENDED DECEMBER 31, 2002 AND DECEMBER 31, 2003

Net revenue

Net revenue was $551.9 million in 2003, up 22.9% compared to $449.2 million in 2002. This increase was primarily the result of higher demand, partially offset by a decline in ASP. Shipments in 2003 were 606.0 thousand wafers, an increase of 45.3% compared to 417.0 thousand wafers in 2002, due to higher demand. ASP decreased by 15.4% to $911 per wafer from $1,077 per wafer over the same period, primarily due to customer mix and pricing pressure, partially offset by substantially higher shipments of advanced technology products in 2003.

In 2002, the computer sector, which represented 46% of our total revenue, was our highest revenue contributor, followed by the communications sector at 36% of our total revenue. Primarily due to a significant increase in shipments to the mobile phone handset and LAN switches/routers markets, which use more advanced technology in their fabrication coupled with higher ASP in these products, communications sector revenue increased by 56% between 2002 and 2003. Concurrently, computer sector revenue declined by 12% over the same period mainly due to product and customer mix. As a result of this shift, communications and computer sector revenue represented 46% and 33%, respectively, of our total revenue in 2003.

As a result of customer mix changes, net revenue by geographical region increased by 104%, 87% and 12% in the Asia Pacific, Europe and the Americas regions, respectively, in 2003 as compared to 2002. The Japan region recorded a decline of 44% over the same period. The Americas continued to be our largest contributor to revenue, representing 64% of our total revenue in 2003, down from 71% of our total revenue in 2002.

Cost of revenue and gross loss

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

Research and development expenses

R&D expenses increased by $28.8 million, or 30.2%, from $95.3 million in 2002 to $124.1 million in 2003, due to increased investments to accelerate the company’s technology roadmap which provide customers a breadth of processes, enabling systems-level integration.

Beginning in the first quarter of 2003, R&D expenses include our share of expenses related to the IBM joint-development agreement for 90nm technologies, announced in November 2002. This additional expense in 2003 was partially offset by lower expenses for development wafers as our 0.13um process was completed and released to production during the year.

Sales and marketing expenses

Sales and marketing expenses decreased by 5.9% from $41.2 million in 2002 to $38.7 million in 2003. The decrease was primarily due to lower costs related to prototyping activities. As a percentage of net revenue, sales and marketing expenses decreased from 9.2% to 7.0% over the same period.

General and administrative expenses

G&A expenses decreased by 5.4% from $43.1 million in 2002 to $40.8 million in 2003, primarily due to a decrease in payroll related expenses.

Other operating expenses (income), net

Other operating expenses (income), net, were a net gain of $11.0 million in 2003 and related to the following items:

•	A gain of $27.5 million associated with the cancellation of the company’s employee bonus award plan.

•	A gain of $4.9 million resulting from equipment disposition.

Partially offset by:

•	A restructuring charge of $12.4 million relating to the phase out of the company’s Fab 1.

•	An impairment charge of $9.0 million on certain machinery and equipment that have been classified as held for sale on December 31, 2003, as part of company’s fab capacity rationalization.

In 2002, we recorded a charge of $5.2 million associated with the workforce re-sizing announced in October 2002 and a fixed asset impairment charge of $4.8 million. The restructuring charge relating to workforce re-sizing reflects the costs of the compensation package paid to the affected employees. Further details are disclosed in Note 20 of the consolidated financial statements.

Equity in income (loss) of SMP

Equity in loss of SMP was $84.8 million in 2002 compared to an income of $23.2 million in 2003, primarily due to significantly higher revenue from Chartered’s portion of SMP.

Interest income and interest expense

Net interest expense increased by 20.1% from $25.0 million in 2002 to $30.1 million in 2003. The increase was primarily due to lower interest income as a result of lower interest rates on fixed deposit balances in 2003.

Income tax expense

Currently, we pay tax on interest income, rental income and other income not specifically exempted from income tax. Each of our existing fabs, other than Fab 1, has been exempted from income tax on profits from the sale of manufactured goods for 10 years following the date specified production milestones are achieved. We have been granted post-pioneer status for Fab 1 which allows us to pay a concessionary tax rate of 10% effective January 1, 2001 with respect to certain qualifying income earned by Fab 1. Income taxes increased from $7.0 million in 2002 to $11.7 million in 2003. The increase was primarily due to higher taxes payable on Fab 1’s taxable income. In 2002, tax expense for Fab 1 was accrued based on the concessionary post-pioneer rate of 10%. In 2003, this tax expense was accrued based on the full corporate tax rate of 22% because we will not be able to fulfill the conditions required to maintain our post-pioneer status as a result of the restructuring of Fab 1.

Please see “Item 5. Operating and Financial Review and Prospects — Special Tax Status” for an update of the status.

Minority interest in CSP

Minority interest in loss of CSP decreased from $55.6 million in 2002 to $9.5 million in 2003. Due to cumulative losses, the minority interest equity was reduced to zero in the first quarter of 2003. Therefore losses from that point forward have been charged entirely to our consolidated statements of operations. The result of this on our consolidated statements of operations was an additional loss of $74.3 million for 2003.

QUARTERLY RESULTS

The following table sets forth certain unaudited consolidated financial information, including as a percentage of net revenue, for the 8 fiscal quarters ended December 31, 2004. We believe that all necessary adjustments, consisting only of normal recurring adjustments, have been included in the amounts stated below to present fairly the selected quarterly information when read in conjunction with our consolidated financial statements and the related notes included elsewhere in the document. Our consolidated statements of operations have varied and may continue to vary significantly from quarter-to-quarter and are not necessarily indicative of the results of any future period. See “Item 3. Key Information — Risk Factors — Risks Related To Our Financial Condition — Our Operating Results Fluctuate From Quarter-To-Quarter Which Makes It Difficult To Predict Our Future Performance”.

	Quarter ended (in millions $)
	Mar 31, 2003	Jun 30, 2003	Sep 30, 2003	Dec 31, 2003	Mar 31, 2004	Jun 30, 2004	Sep 30, 2004	Dec 31, 2004
Consolidated Statements of Operations Data:
Net revenue	103.8	127.6	137.7	182.8	228.4	255.8	257.3	190.6
Cost of revenue	157.3	160.0	159.4	171.7	183.8	195.8	199.8	189.9

Gross profit (loss)	(53.5)	(32.4)	(21.7)	11.1	44.6	60.0	57.5	0.7

Operating expenses
Research and development	32.5	30.6	30.3	30.7	29.9	32.3	27.7	28.5
Fab start-up costs	2.1	2.2	2.5	2.3	3.6	8.1	11.6	9.9
Sales and marketing	10.0	10.2	8.3	10.2	8.7	10.2	9.9	8.9
General and administrative	10.0	9.3	10.8	10.7	6.3	12.1	9.1	8.0
Other operating expenses (income), net	(24.8)	(1.1)	3.3	11.6	3.1	0.7	(4.5)	(10.0)

Total operating expenses	29.8	51.2	55.2	65.5	51.6	63.4	53.8	45.3

Operating income (loss):	(83.3)	(83.6)	(76.9)	(54.4)	(7.0)	(3.4)	3.7	(44.6)
Other income (expense):
Equity in income (loss) of SMP	1.9	(2.2)	8.8	14.7	11.4	10.4	16.1	(10.4)
Other income	4.7	8.6	4.6	5.2	7.7	17.0	2.8	24.8
Interest income	3.7	3.3	2.7	2.4	2.5	3.0	2.6	3.4
Interest expense	(9.7)	(10.4)	(11.7)	(10.3)	(10.2)	(9.0)	(6.2)	(4.6)
Exchange gain (loss), net	0.2	(0.5)	0.4	(0.9)	0.0	0.3	(0.3)	1.3

Income (loss) before income taxes and minority interest	(82.5)	(84.8)	(72.1)	(43.3)	4.4	18.3	18.7	(30.1)
Income tax benefit (expense)	(2.8)	(5.2)	(3.8)	0.1	(2.5)	(3.0)	(2.5)	3.3

Income (loss) before minority interest	(85.3)	(90.0)	(75.9)	(43.2)	1.9	15.3	16.2	(26.8)
Minority interest in loss of CSP	9.5	—	—	—	—	—	—	—

Net income (loss) prior to cumulative effect adjustment	(75.8)	(90.0)	(75.9)	(43.2)	1.9	15.3	16.2	26.8
Cumulative effect adjustment for change in accounting principle	(6.4)	—	—	—	—	—	—	—

Net income (loss)	(82.2)	(90.0)	(75.9)	(43.2)	1.9	15.3	16.2	(26.8)

	Quarter ended (as a percentage of net revenue)
	Mar 31, 2003	Jun 30, 2003	Sep 30, 2003	Dec 31, 2003	Mar 31, 2004	Jun 30, 2004	Sep 30, 2004	Dec 31, 2004
Consolidated Statements of Operations Data:
Net revenue	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
Cost of revenue	151.5	125.4	115.8	93.9	80.5	76.6	77.6	99.6

Gross profit (loss)	(51.5)	(25.4)	(15.8)	6.1	19.5	23.4	22.4	0.4

Operating expenses
Research and development	31.3	24.0	22.0	16.8	13.1	12.6	10.8	14.9
Fab start-up costs	2.1	1.7	1.8	1.3	1.6	3.2	4.5	5.2
Sales and marketing	9.6	8.0	6.0	5.6	3.8	3.9	3.8	4.7
General and administrative	9.6	7.3	7.9	5.9	2.7	4.8	3.5	4.2
Other operating expenses (income), net	(23.9)	(0.8)	2.4	6.3	1.4	0.3	(1.7)	(5.2)

Total operating expenses	28.7	40.2	40.1	35.9	22.6	24.8	20.9	23.8

	Quarter ended (as a percentage of net revenue)
	Mar 31, 2003	Jun 30, 2003	Sep 30, 2003	Dec 31, 2003	Mar 31, 2004	Jun 30, 2004	Sep 30, 2004	Dec 31, 2004
Operating income (loss)	(80.2)	(65.6)	(55.9)	(29.8)	(3.1)	(1.4)	1.5	(23.4)
Other income (expense):
Equity in income (loss) of SMP	1.9	(1.7)	6.4	8.0	5.0	4.1	6.2	(5.5)
Other income	4.6	6.8	3.4	2.8	3.4	6.7	1.1	13.0
Interest income	3.6	2.6	2.0	1.3	1.1	1.2	1.0	1.8
Interest expense	(9.4)	(8.2)	(8.5)	(5.7)	(4.5)	(3.5)	(2.4)	(2.4)
Exchange gain (loss), net	0.2	(0.4)	0.3	(0.5)	(0.0)	0.1	(0.1)	0.7

Income (loss) before income taxes and minority interest	(79.3)	(66.5)	(52.3)	(23.9)	1.9	7.2	7.3	(15.8)
Income tax benefit (expense)	(2.7)	(4.0)	(2.8)	0.1	(1.1)	(1.2)	(1.0)	1.7

Income (loss) before minority interest	(82.0)	(70.5)	(55.1)	(23.8)	0.8	6.0	6.3	(14.1)
Minority interest in loss of CSP	9.1	—	—	—	—	—	—	—

Net income (loss) prior to cumulative effect adjustment	(72.9)	(70.5)	(55.1)	(23.8)	0.8	6.0	6.3	(14.1)
Cumulative effect adjustment for change in accounting principle	(6.2)	—	—	—	—	—	—	—

Net income (loss)	(79.1)%	(70.5)%	(55.1)%	(23.8)%	0.8%	6.0%	6.3%	(14.1)%

Net revenue

The semiconductor industry recovery began to accelerate in the second half of 2003 and continued into the first half of 2004. We recorded sequential quarterly increases in shipments from the first quarter of 2003 to the third quarter of 2004, which was driven primarily by customers in our communications sector. Correspondingly, our net revenue also increased quarterly from the first quarter 2003 to the second quarter 2004.

However, we started seeing market weakness from the second half of June 2004 due to excess inventories in the semiconductor companies and the softening in certain end markets. This resulted in a sequentially flat third quarter followed by a sequential decline of 25.9% in net revenue in fourth quarter of 2004. The weakness was concentrated in our 0.18um and 0.25um capacity, which is mainly in Fab 3, primarily due to customer concentration in these technologies. We were unable to diversify the customer base during preceding quarters of high demand, since a significant amount of our 0.18um and 0.25um capacity was utilized by our top customers.

Gross margin

Cost of revenue includes depreciation expense, amortization of certain technology licenses, attributed overheads, cost of labor and materials as well as subcontracted expenses for assembly and test services. The unit cost of a wafer generally decreases as fixed overhead charges, such as depreciation expense on the facility and semiconductor manufacturing equipment, are allocated over a larger number of units produced. Gross margin improved in each of the quarters from first quarter of 2003 to second quarter of 2004, primarily due to sequential increases in quarterly net revenue.

In third quarter of 2004, gross margin was down 4.1% sequentially from $60.0 million, or 23.4% of revenue in second quarter of 2004, primarily due to increased costs associated with Fab 6 capacity ramp and lower utilization in Fab 6. Gross margin declined further by 98.7% sequentially in the fourth quarter of 2004 primarily due to lower revenue as overall market demand fell, partially offset by sale amounting to $1.6 million of certain inventories for which we had previously written down to an estimated net realizable value of $Nil in the third quarter of 2004. Such sale improved the gross margin by approximately $1.6 million in the fourth quarter of 2004. Compared to the fourth quarter of 2003, gross margin decreased by 93.2% in the fourth quarter of 2004 despite slightly higher net revenue primarily due to lower work-in-progress production in fourth quarter of 2004.

Research and development expenses

Research and development (R&D) expenses consist primarily of our share of expenses related to the IBM joint-development agreement for 90nm and 65nm technologies (beginning in first quarter of 2003), salaries and benefits for research and development personnel, depreciation of R&D equipment and expenses for development wafers. R&D expenses decreased sequentially in the second quarter of 2003 primarily due to lower engineering wafer lots related to 0.13um process and remained at approximately similar levels through the quarters thereafter and up to the first quarter of 2004. The increase in the second quarter of 2004 was primarily due to an increase in EDA development costs. R&D expenses decreased sequentially in the third quarter of 2004 primarily due to lower R&D expenditures relate to development of 0.13um derivative process and remained at an approximately similar level in the fourth quarter of 2004.

Fab start-up costs

Fab start-up costs, all related to Fab 7, remained at approximately similar levels through the quarters in 2003. The start-up costs started to increase from the first quarter of 2004, as we began equipment move-in at Fab 7, our first 300-mm fab, in the first quarter of 2004. Fab 7 achieved functional 0.13um 300-mm wafers within 5 months of equipment move-in and launched engineering 300-mm wafers for both our 0.11um process and the Chartered-IBM 90nm platform. Fab 7 moved into pilot production at the end of 2004.

Other operating expenses (income), net

In the first quarter of 2003, we recorded a net gain of $24.8 million, related to a gain of $27.5 million associated with the cancellation of the company’s employee bonus award plan partly offset by a restructuring charge of $2.7 million associated with the phase out of Fab 1. We recorded a total of $9.7 million in restructuring charges in the remaining quarters of 2003. In the second quarter of 2003, we recorded a $4.9 million gain resulting from equipment disposition. In the fourth quarter of 2003, we recorded an impairment charge of $9.0 million on certain machinery and equipment that have been classified as held for sale on December 31, 2003, as part of the company’s fab capacity rationalization.

In 2004, we recorded a total of $4.6 million in restructuring charges related to Fab 1, mainly incurred in the first quarter of 2004. In the third quarter of 2004, we recorded an income of $4.9 million related to resolution of a goods and services tax matter. In the fourth quarter of 2004, we also recorded a gain of $10.4 million resulting from an equipment disposition with CSMC.

Equity in income (loss) of SMP

As with the results of our majority-owned fabs, the equity in income or loss of SMP can have a material effect on our quarterly consolidated statements of operations. We recognized equity in income of SMP in each of the quarters for the period from third quarter of 2003 to third quarter of 2004, primarily due to growing SMP revenue over that period. However, primarily due to significantly lower demand, in the fourth quarter of 2004, we recorded equity in loss of SMP of $10.4 million compared to the net loss of $26.8 million. The equity in income or loss of SMP for the 8 fiscal quarters ended December 31, 2004 were significant amounts when compared to the net income or net loss of the respective fiscal quarters during that period.

As SMP can have a material effect on our consolidated statements of operations, we have provided the following information on our total business base revenue, which includes our share of SMP revenue, for the 8 fiscal quarters ended December 31, 2004. SMP is a minority-owned joint venture company and is not consolidated under U.S. GAAP. The following table provides a reconciliation showing comparable data based on net revenue determined in accordance with U.S. GAAP, which do not include our share of SMP:

	Mar 31, 2003	Jun 30, 2003	Sep 30, 2003	Dec 31, 2003	Mar 31, 2004	Jun 30, 2004	Sep 30, 2004	Dec 31, 2004
	(in millions)
Net revenue (U.S. GAAP)	$103.8	$127.6	$137.7	$182.8	$228.4	$255.8	$257.3	$190.6
Chartered’s share of SMP revenue	$38.2	$35.5	$47.6	$54.4	$55.3	$52.3	$49.2	$14.1
Net revenue including Chartered’s share of SMP	$142.0	$163.1	$185.3	$237.2	$283.7	$308.1	$306.5	$204.7

Additionally, the following tables provide information that indicates the effect of SMP’s operations on some of our non-U.S. GAAP performance indicators:

	Mar 31, 2003		Jun 30, 2003		Sep 30, 2003		Dec 31, 2003
	Excluding	Including	Excluding	Including	Excluding	Including	Excluding	Including
	Chartered’s	Chartered’s	Chartered’s	Chartered’s	Chartered’s	Chartered’s	Chartered’s	Chartered’s
	share of	share of	share of	share of	share of	share of	share of	share of
Quarter ended	SMP	SMP	SMP	SMP	SMP	SMP	SMP	SMP
Shipments (in thousands)*	111.6	135.4	140.1	166.8	153.7	185.0	200.6	235.0
ASP per wafer	$931	$1,049	$911	$978	$896	$1,002	$911	$1,010

*	Eight-inch equivalent wafers

	Mar 31, 2004		Jun 30, 2004		Sep 30, 2004		Dec 31, 2004
	Excluding	Including	Excluding	Including	Excluding	Including	Excluding	Including
	Chartered’s	Chartered’s	Chartered’s	Chartered’s	Chartered’s	Chartered’s	Chartered’s	Chartered’s
	share of	share of	share of	share of	share of	share of	share of	share of
Quarter ended	SMP	SMP	SMP	SMP	SMP	SMP	SMP	SMP
Shipments (in thousands)*	232.8	268.4	244.0	279.2	252.4	287.1	191.8	200.8
ASP per wafer	$ 981	$1,057	$1,048	$1,103	$1,019	$1,068	$ 994	$1,019

*	Eight-inch equivalent wafers

Other income

In each of the 8 fiscal quarters ended December 31, 2004, we recognized research and development and training grant income and rental income. We also recognized a gain of $5.9 million and $2.8 million associated with intellectual property licensing in the second quarter of 2003 and first quarter of 2004, respectively. In the second quarter of 2004, we recognized higher grant income, in particular from the recognition of an income of $16.1 million arising from the closure of a pending grant claim associated with a previously terminated joint technology development agreement. Other income in the fourth quarter of 2004 included a gain of $14.3 million related to the sale of technology to CSMC and training grant income of $8.4 million.

Interest expense

Interest expense remained at approximately similar levels through the quarters in 2003 and to second quarter of 2004. Interest expense declined sequentially by 30.6% in the third quarter of 2004 and decreased further by 25.6% in the fourth quarter of 2004. These decreases are primarily due to higher interest capitalization associated with the capital expenditure related to Fab 7 and Fab 6.

Minority interest in CSP

Due to cumulative losses, the minority interest equity was reduced to zero in the first quarter of 2003. Therefore losses from that point forward have been charged entirely to our consolidated statements of operations. In 2003, the result of this on our consolidated statements of operations was additional losses of $10.7 million, $22.4 million, $23.8 million and $17.4 million for the first, second, third and fourth quarter of 2003, respectively. In 2004, the result of this on our consolidated statements of operations was additional losses of $12.6 million, $8.4 million, $15.8 million and $19.0 million for the first, second, third and fourth quarter of 2004, respectively.

LIQUIDITY AND CAPITAL RESOURCES

Current and expected liquidity

As of December 31, 2004, our principal sources of liquidity included $569.4 million in cash and term deposits, and $1,116.6 million of unutilized banking facilities consisting of term loans, short-term advances and bankers’ guarantees.

Our current target is to maintain a cash and term deposits balance as of December 31, 2005 of approximately $500 million based on our existing cash on hand and term deposits of approximately $569 million, planned draw downs of approximately $774 million of our existing credit facilities, estimated net capacity deposits of approximately $93 million and expected cash outflows for debt repayments of approximately $502 million and capital expenditures of approximately $750 million. We expect that depreciation and amortization will be approximately $515 million in 2005, compared to $437.6 million in 2004. We generated cash flows from operations of $48.1 million and $331.7 million for 2003 and 2004, respectively, and expect to continue to generate cash flow from operations in 2005. Our ability to generate operating cash flow in 2005 will depend largely on future operations and other factors, as discussed in the risk factor, “Our Operating Results Fluctuate From Quarter-to-Quarter Which Makes It Difficult To Predict Our Future Performance” and elsewhere in this document.

In August 2004, we entered into a bilateral option transaction with Goldman Sachs International as counter-party, to pro-actively manage our 2.5% convertible notes issued in April 2001 (Convertible Notes). Under the transaction, the counter-party may purchase 214.8 million of our shares at the price of $0.93 per share (approximately S$1.60 per share, based on an exchange rate of $1.00 = S$1.71). The number of shares under the option transaction is equal to the number of shares that were originally planned for issuance under the Convertible Notes. The option transaction, which is contractually separate from the Convertible Notes, increases the likelihood that we will issue the shares originally planned for issuance upon conversion of the Convertible Notes by lowering the conversion price. If completed, we will receive approximately $200 million that could be used to partially repay the Convertible Notes. The option transaction is exercisable by Goldman Sachs International from January 2, 2005 and will expire on April 2, 2006, matching the maturity date of the Convertible Notes. The option transaction also has a feature that allows us to elect for early termination if the trading price of our ordinary shares listed and quoted on the Singapore Exchange rises and remains above $1.17 for a defined period of time.

In December 2004, we entered into an agreement for a $653 million term loan facility from JP Morgan, guaranteed by the Export-Import Bank of the United States (Exim Loan). The Exim Loan is divided into two tranches and has an availability period of between 2 to 4 years. It will be used to finance the purchase of Fab 7 equipment from U.S. vendors and will be drawn down in accordance with the equipment purchases per the ramp schedule. Each tranche will be repaid over a period of 5 years. The funding cost of the Exim Loan, excluding arrangement and related fees, is expected to be around London Interbank Offered Rate (LIBOR) plus 50 basis points.

We also finalized a $200 million term loan facility (with the option to increase the facility by $100 million) from Sumitomo Mitsui Banking Corporation and Oversea-Chinese Banking Corporation, a $50 million term loan facility from Bank of America, and a $150 million revolving credit facility from Sumitomo Mitsui Banking Corporation. The blended interest cost for these loans, excluding any one time arrangement and related fees, is approximately LIBOR plus 150 basis points. The interest cost is dependent on our forecasted draw down schedule. All these credit facilities are expected to support Fab 7 ramp to its full phase 1 capacity of 15,000 300-mm wafers per month.

We are taking a phased approach to the equipping of Fab 7 to the full planned capacity of 30,000 300-mm wafers per month capacity, and this is expected to take a number of years and will be paced by customer demand and industry conditions. We expect the total cost of phase 1, in order to equip Fab 7 with a capacity of 15,000 300-mm wafers per month, to be approximately $1.7 billion. At completion, the total investment of Fab 7 is expected to be approximately $2.7 billion to $3 billion. As of December 31, 2004, we have spent $637.9 million on the equipping of Fab 7 as part of its phase 1 ramp. We expect our aggregate capital expenditures in 2005 to be approximately $750 million, of which 85% is expected to be for equipping Fab 7 to 9,000 300-mm wafers per month capacity by end 2005 (which is part of our Fab 7 phase 1 ramp to 15,000 300-mm wafers per month capacity). Fab 7 is scheduled to begin commercial production in mid-2005. As of December 31, 2004, we had commitments on contracts for capital expenditures of $312.9 million. We expect our aggregate research and development expenditures to be approximately $130 million in 2005, compared to $118.3 million in 2004.

Based on our current level of operations, we believe that our cash on hand, planned use of existing credit facilities, credit terms with our vendors, and projected cash flows from operations will be sufficient to meet our 2005 capital and research and development expenditures and working capital needs. However, we may require additional financing to fund our future growth activities. We believe in maintaining maximum flexibility when it comes to financing our business. We regularly evaluate our current and future financing needs and may take advantage of favorable market conditions to raise additional financing.

There can be no assurance that our business will generate and continue to generate sufficient cash flow to fund our liquidity needs in the future, or that additional financing will be available or, if available, that such financing will be obtained on terms favorable to us or that any additional financing will not be dilutive to our shareholders.

Historic operating cash flows

In 2004, net cash provided by operating activities was $331.7 million, compared to $48.1 million in 2003. The $283.6 million improvement in cash provided by operating activities was primarily a result of higher revenues in

2004. In addition, in 2004, we had higher collections from SMP. These improvements were partially offset by higher payments on our payables and other current liabilities.

Historic investing cash flows and capital expenditures

Net cash used in investing activities was $732.7 million in 2004 and $384.3 million in 2003. Investing activities consisted primarily of capital expenditures totaling $686.3 million in 2004 and $220.8 million in 2003. Investing activities in 2004 also included payments for technology license fees, the placement of a deposit to secure wafer capacity and placement of term deposits, offset by proceeds from sale of property, plant and equipment and other assets.

The nature of our industry is such that, in the short-term, we may reduce our capital expenditures by delaying planned capital expenditures in response to a difficult business environment, such as the one that existed in 2001 and 2002. However, the semiconductor market is characterized by rapid technological change and the importance of economies of scale, which we expect to result in significant capital expenditure requirements. Factors that may affect our level of future capital expenditures include the degree and the timing of technological changes within our industry, changes in demand for the use of our equipment and machinery as a result of changes to our customer base and the level of growth within our industry.

Capital expenditures in 2004 were mainly related to the equipping of Fab 7 as part of its phase 1 ramp and capacity additions at leading-edge technologies in Fab 6. Capital expenditures in 2003 were mainly related to capacity additions at leading-edge technologies in Fab 6.

Historic financing cash flows

Net cash provided by financing activities was $34.9 million and $30.8 million in 2004 and 2003, respectively. This was primarily due to the draw down of credit facilities of $125.0 million and $318.0 million in 2003 and 2004, respectively, partly offset by repayment of term loans during the same period.

Research and development and training grants

In 2004, we received $19.0 million in research grants from various agencies of the Government of Singapore, which are included in operating cash flows. These grants provide funding for a portion of our research and development related capital expenditures and for the training and staffing costs associated with some of our process technology development programs. The grants are disbursed to us based on the amount of expenditures incurred, achievement of program milestones and certification of the costs incurred. The main condition attached to the grants is the completion of the project to which the grant relates.

Off-balance sheet arrangements

As of December 31, 2004, we did not have any significant off-balance-sheet arrangements, as defined in Item 303(a)(4)(ii) of SEC Regulation S-K.

Outstanding loans

As of December 31, 2004, CSP has a U.S. dollar term loan with several banks and financial institutions for capital expenditures and equipment (CSP Second Phase Credit Agreement). The loan was first put in place on September 28, 2000 and matures on September 28, 2006. (See “Item 19. Exhibits — Exhibits 4.1.1 to 4.1.4”). The loan is for an amount of $820.0 million, which had been fully drawn as of December 31, 2004, and $589.1 million is outstanding as of December 31, 2004. The loan carries an interest rate of 0.60% to 0.85% (depending on certain criteria relating to wafer starts and debt to net worth ratio) above the LIBOR rates for U.S. dollar deposits quoted by specified banks to the lender. As of December 31, 2004, this rate was 3.2375%. Interest is payable quarterly in U.S. dollars and principal is amortized in 6 semi-annual installments commencing March 28, 2004. Borrowings under this facility are secured by a floating charge over a CSP project bank account and a fixed charge over CSP’s debt service reserve account, both of which were established pursuant to this loan. The fixed charge over CSP’s debt service reserve account will not permit the use of funds in that account by CSP for as long as the loan remains outstanding.

In addition, as of December 31, 2004, CSP has a loan from the Economic Development Board, or EDB, denominated in Singapore dollars for capital expenditures and equipment signed in November 1999 (CSP-EDB loan) of which $45.6 million (S$75.0 million) is outstanding as of December 31, 2004. The loan has an interest rate of 4.25% and matures on March 1, 2006. While the loan is unsecured, it is backed by a bank guarantee from a syndicate of banks related to surviving provisions from a third party loan (CSP First Phase Credit Agreement) that had been fully repaid.

On April 2, 2001, we issued $575 million of convertible notes, which bear interest at the rate of 2.50% per year and have a yield to maturity of 5.25% per year. The conversion price of the Convertible Notes is S$4.7980 per share (equivalent to approximately $26.7701 per ADS) as of December 31, 2004 and reflects a retroactive adjustment due to our October 2002 Rights Offering. We may redeem all or a portion of the Convertible Notes at any time on or after April 2, 2003 at a price to yield of 5.25 % per year on the redemption date if our shares or ADSs trade at 125% of the conversion price for a period of 20 days in any consecutive 30 trading day period. We have entered into interest rate swaps to hedge the interest rate obligations and accreting portion of the Convertible Notes. Please see “Item 11. Quantitative and Qualitative Disclosures About Market Risk – Interest Rate Risk”. In August 2004, we entered into a bilateral option transaction with Goldman Sachs International as counter-party to pro-actively manage our Convertible Notes. Under the transaction, the counter-party may purchase 214.8 million of our shares at the price of $0.93 per share (approximately S$1.60 per share, based on an exchange rate of $1.00 = S$1.71). Please see “Item 5.Operating And Financial Review and Prospects – Liquidity And Capital Resources – Current And Expected Liquidity” for more details on our bilateral option transaction with Goldman Sachs International.

As of December 31, 2004, we also had a loan from EDB for capital expenditures and equipment with an outstanding principal amount of $28.1 million (S$46.2 million). The loan is denominated in Singapore dollars and we fully hedge both interest and principal payments against fluctuations in foreign exchange rates. The loan bears interest of 4.0%. The loan agreement is unsecured and guaranteed by Singapore Technologies. The loan matures on September 1, 2005. Interest is payable semi-annually and principal is payable in equal semi-annual installments which commenced on September 1, 1999.

Loan Covenant Compliance

Some of our outstanding loans and the unutilized banking facilities available to us, including loans incurred by our subsidiary, CSP, contain various financial, shareholding and other restrictive covenants which are customary to loan documents.

Under the financial covenants, we are required to maintain certain financial conditions and/or ratios such as consolidated net worth, total debt to net worth ratio and historical debt service coverage ratio. We are allowed to substantially increase CSP’s net worth to enable CSP to satisfy its total debt to net worth ratio for the CSP loan agreements. In 2002, we effected such an increase in CSP’s net worth by converting inter-company amounts payable by CSP into a loan from us to CSP (“Chartered Loan”). The amount of the Chartered Loan to CSP is increased from time to time by converting additional inter-company amounts payable by CSP in order to enable CSP to satisfy the total debt to net worth ratio. The amounts under the Chartered Loan are subordinated to the amounts due by CSP to its other lenders.

Under the shareholding covenants, Temasek is required to own, directly or indirectly, a certain percentage of our outstanding shares. The covenants also require that we own, directly or indirectly, at least a certain percentage of our subsidiary’s outstanding shares. If Temasek or we fail to comply with these covenants, we could be in a default under these loans and the lenders would have the right to require us to repay or accelerate our obligation to repay the outstanding borrowings under these loans. In some cases, a default could also cause cross-defaults under other loans and could seriously harm us.

In addition, the outstanding loans and the unutilized banking facilities available to us impose other restrictive covenants which are customary to loan documents such as the restriction from incurring further indebtedness, creating security interest over our assets, payment of dividends, disposal of our assets, merger and corporate restructuring.

If we fail to comply with the loan covenants, we could be in a default situation under the loans and the lenders would have the right to require us to repay or accelerate our obligation to repay the outstanding borrowings under the loans. In some cases, a default could also cause cross-defaults under other loans and could seriously harm us.

Contractual Obligations

The following table sets forth the payments due for specific contractual obligations as of December 31, 2004:

	Expected Payment Date (in thousands)
	2005	2006	2007	2008	2009	Thereafter	Total
Long-term debt	$352,985	$882,745	—	—	—	—	$1,235,730
Operating leases(1)	8,735	7,017	$5,069	$4,955	$4,864	$73,670	104,310
Purchase obligations(2) under:
Capital expenditures	307,383	5,500	—	—	—	—	312,883
Technology agreements	79,169	68,550	73,250	38,250	3,250	3,250	265,719
Other	32,272	188	188	188	188	630	33,654
Other long-term liabilities	—	62,549	—	—	—	15,364	77,913

Total	$780,544	$1,026,549	$78,507	$43,393	$8,302	$92,914	$2,030,209

(1)	We do not have any capital lease obligations as of December 31, 2004.

(2)	We have not included purchase obligations that have been recorded on our consolidated balance sheet as of December 31, 2004. These obligations amounted to $129.1 million, $8.9 million and $128.0 million for capital expenditures, technology agreements and other purchase obligations primarily relating to operating expenses, respectively.

Our material contractual obligations also include a commitment to SMP. Pursuant to an assured supply and demand agreement that both the joint venture partners signed with SMP, we are each required to purchase a specified percentage of SMP’s available capacity. However, if one party does not purchase its share of wafers, the other party is entitled to utilize that unused capacity. In the event such other party does not utilize the unused capacity, the party who does not purchase its entitlement will be required to compensate SMP for any unrecovered costs it incurs in connection with such unused capacity. Under the assured supply and demand agreement mentioned above, there was no allocated wafer capacity billable to us for the year ended December 31, 2004.

We have disclosed the expected timing of payment of obligations and the amounts to be paid based on current information. Timing of payments and actual amounts paid may be different depending on the time of receipt of goods or services or changes to agreed-upon amounts or events for some obligations.

SPECIAL TAX STATUS

We have been granted pioneer status under the Economic Expansion Incentives (Relief from Income Tax) Act Chapter 86 of Singapore for:

•	the manufacture of integrated circuits using submicron technology at Fab 2 for a 10-year period beginning July 1, 1996;

•	the manufacture of integrated circuits using submicron technology at Fab 3 for a 10-year period beginning July 1, 1999; and

•	the wafer fabrication of Application Specific Integrated Circuits (ASIC) and other advanced semiconductor devices at Fab 6 for a 10-year period beginning September 1, 2003.

Under the Economic Expansion Incentives (Relief from Income Tax) Act (Chapter 86) of Singapore, we have also been granted:

•	post-pioneer enterprise status for the manufacture of integrated circuits using submicron technology at Fab 2 for a 5-year period beginning July 1, 2006;

•	development and expansion incentive status for the manufacture of integrated circuits using submicron technology at Fab 3 for a 5-year period beginning July 1, 2009; and

•	development and expansion incentive status for the wafer fabrication of ASICs and other advanced semiconductor devices at Fab 6 for a 5-year period beginning September 1, 2013.

During the period for which our pioneer status is effective, subject to our compliance with certain conditions, income from our pioneer trade (that is, sale of integrated circuits) is exempt from Singapore income tax. During the periods for which our post-pioneer status and development and expansion incentive status are effective, subject to our compliance with certain conditions, income from our post-pioneer trade and development and expansion activities are taxed at a concessionary rate of 10%. The income tax exempt profits arising from the pioneer trade may be distributed as tax-exempt dividends, and holders of ordinary shares are not subject to Singapore income tax on such dividends. Please see “Item 10. Additional Information — Taxation — Singapore Taxation — Income Tax” for information regarding the taxation of dividends. Losses accumulated before the pioneer status period cannot be carried forward. Losses accumulated in the pioneer status period may be carried forward and may be offset against profits from the same pioneer trade arising after the expiration of the pioneer status period, subject to our compliance with certain conditions. Profits arising during pioneer status offset any accumulated pioneer loss carry forward balance. Without this exemption from income tax or the concessionary tax rate of 10%, we would be subject to income tax at the applicable corporate income tax rate that is currently 20% for the year ended December 31, 2004. Interest income is not exempt from taxation during the pioneer status period or entitled to the concessionary tax rate during the post-pioneer status period or the development and expansion incentive status period.

The development and expansion incentive status for wafer fabrication of integrated circuits at Fab 1 required us to fulfill certain conditions during the 5-year period beginning January 1, 2001. In February 2003, we announced our plan to consolidate the business of Fab 1 into Fab 2. Although we were not able to fully fulfill the conditions required to maintain our development and expansion incentive status for Fab 1, the relevant authority nevertheless extended such status through December 31, 2004.

RECENT ACCOUNTING PRONOUNCEMENTS NOT YET ADOPTED

In November 2004, the FASB issued FASB Statement No. 151 (“FAS 151”), “Inventory Costs”, an amendment of ARB No. 43, Chapter 4. The amendments made by Statement 151 clarified that abnormal amounts of idle facility expense, freight, handling costs, and wasted materials (spoilage) should be recognized as current-period charges and required the allocation of fixed production overheads to inventory based on the normal capacity of the production facilities. The guidance is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. The initial adoption of FAS 151 is not expected to have any material impact on the company’s financial condition and consolidated statements of operations.

In December 2004, the FASB published FASB Statement No. 123 (revised 2004) (“FAS 123(R)”), “Share-Based Payment”. FAS 123(R) requires that the compensation cost relating to share-based payment transactions be recognized in financial statements. That cost will be measured based on the fair value of the equity or liability instruments issued. Public entities will be required to apply FAS 123(R) as of the first interim or annual reporting period that begins after June 15, 2005. FAS 123(R) replaces FASB Statement No. 123, “Accounting for Stock-Based Compensation”, and supersedes APB Opinion No. 25, “Accounting for Stock Issued to Employees”.

The company has begun, but has not yet completed, evaluating the impact of adopting FAS 123(R) on its results of operations. The company currently determines the fair value of stock-based compensation using a Black-Scholes option pricing model. In connection with evaluating the impact of adopting FAS 123(R), the company is also considering the potential implementation of different valuation models to determine the fair value of stock-based compensation, although no decision has yet been made. However, the company does believe the adoption of FAS 123(R) may have a material impact on its results of operations, regardless of the valuation technique used. If the company were to continue to use a Black-Scholes option pricing model consistent with its current practice and based on existing issued and outstanding stock options as of December 31, 2004, the adoption of FAS 123(R) on July 1, 2005 is expected to result in approximately additional compensation expense of $5 million to $6 million after taxes for the second half of 2005.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	DIRECTORS AND SENIOR MANAGEMENT

The following table sets forth, as of December 31, 2004, the name, age and position of each director and member of senior management of our company.

Name	Age	Position
Board Of Directors (1)
James A. Norling (2)(3)(5)	62	Chairman of the Board
Lim Ming Seong (3)(5)	57	Deputy Chairman of the Board
Chia Song Hwee (2)	42	Director
Sum Soon Lim (3)(4)(5)	61	Director
Robert E. La Blanc (4)	70	Director
Andre Borrel (3)(4)(5)	68	Director
Charles E. Thompson (3)(5)	75	Director
Tsugio Makimoto, PhD	67	Director
Tay Siew Choon (2)(3)(5)	57	Director
Peter Seah Lim Huat (2)(3)(5)	58	Director
Philip Tan Yuen Fah (4)	60	Director

Senior Management (1)
Chia Song Hwee	42	President and Chief Executive Officer
Ang Kay Chai	45	Senior Vice President, Fab Operations
Michael J. Rekuc	55	Senior Vice President, Worldwide Sales and Marketing
Sun Shi-Chung, PhD	57	Senior Vice President, Technology Development
George Thomas	51	Vice President and Chief Financial Officer
Ang Tang Yong	47	Vice President, Quality, Reliability Assurance and Support Operations
Roy Kannan	52	Vice President and Chief Information Officer
Ng Seng Huwi	47	Vice President, Human Resources
Tan Seng Chai	42	Vice President, Strategy Resources

(1)	A portion of our directors (including our President and Chief Executive Officer) are elected at each annual general meeting of shareholders. The number of directors retiring and eligible to stand for re-election each year varies, but generally, it is equal to one-third of the board, with the directors who have been in office longest since their re-election or appointment standing for re-election. Our contracts with senior management and/or directors do not have fixed expiry dates but can be terminated by either party through notice provisions.

(2)	Member of the Executive Committee.

(3)	Member of the Executive Resource and Compensation Committee, or the ERCC.

(4)	Member of the Audit Committee.

(5)	Member of the Nominating Committee.

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

LIM MING SEONG
Lim Ming Seong has served on our Board of Directors since November 1987 and as our Deputy Chairman of the Board since August 1995. Mr. Lim currently sits on the boards of various companies, including as Deputy Chairman of STATS ChipPAC Ltd (formerly known as ST Assembly Test Services Ltd) and Chairman of CSE Global Ltd. After joining Singapore Technologies Pte Ltd in December 1986, Mr. Lim has held various senior positions in the Singapore Technologies group. Prior to joining Singapore Technologies Pte Ltd, Mr. Lim was with the Ministry of Defence of Singapore. Mr. Lim received his Bachelor of Science (Honors) in Mechanical

Engineering from the University of Toronto and his Diploma in Business Administration from the University of Singapore. Mr. Lim also participated in the Advanced Management Programs at INSEAD and Harvard University.

CHIA SONG HWEE
Chia Song Hwee has served on our Board of Directors and as our President and Chief Executive Officer since June 2002. Prior to his appointment, Mr. Chia had served as our Chief Administrative Officer since September 2000, as our Senior Vice President since February 2000 and as our Chief Financial Officer since December 1997. Mr. Chia was our Director of Finance from April 1996 to December 1997. Since joining our company in 1996, his responsibilities have steadily expanded to include the areas of finance, strategic development, technology alliances and legal. From May 1992 through December 1994, Mr. Chia was Regional Financial Controller (Asia and Middle East) for Anadrill Technical Services, Inc. From January 1995 to April 1996, Mr. Chia was Regional Controller (Asia, Australia and Middle East) for Sedco Forex Technical Services, Inc. Mr. Chia received his Bachelor of Business (Accountancy), with distinction, from Edith Cowan University, Australia and is a member of CPA Australia.

SUM SOON LIM
Sum Soon Lim has served on our Board of Directors since February 1994. He is currently a corporate adviser to Temasek Holdings (Private) Limited. Prior to the cessation of operations of Singapore Technologies Pte Ltd on December 31, 2004, Mr. Sum was also a corporate adviser to Singapore Technologies Pte Ltd. Mr. Sum had worked with the Singapore Economic Development Board, DBS Bank, J.P. Morgan Inc., Overseas Union Bank Ltd and Nuri Holdings (S) Pte Ltd, a private investment holding company. He is also a member of the Securities Industry Council. Mr. Sum currently also sits on the board of various companies, including CapitaLand Ltd, Singapore Health Services Pte Ltd, Singapore Technologies Telemedia Pte Ltd and Singapore Press Holdings Ltd. He is also a Commissioner in P.T. Indonesian Satellite Corporation. Mr. Sum received his B.Sc (Honors) in Production Engineering from the University of Nottingham, England.

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

TSUGIO MAKIMOTO, PhD
Tsugio Makimoto has served on our Board of Directors since September 1999 and has more than 40 years of working experience in the semiconductor industry. He is currently a corporate adviser to Sony Corporation or Sony. Prior to joining Sony, Dr. Makimoto has worked for Hitachi Ltd since 1959 where he has held various senior positions, including Executive Managing Director in 1993, Senior Executive Managing Director in 1997 and Corporate Chief Technologist since 1998. Dr. Makimoto was an auditor of Hitachi Chemical Corporation from 2000 to 2003. He was also nominated a Fellow of the Institute of Electrical and Electronics Engineers, Inc. in 1997. Dr. Makimoto was also a visiting professor at Toyo University (1999-2001).

TAY SIEW CHOON
Tay Siew Choon has served on our Board of Directors since July 2001. Mr. Tay was formerly a corporate advisor to Singapore Technologies Pte Ltd which ceased operations on December 31, 2004. Prior to that, he was Managing Director and Chief Operating Officer in Singapore Technologies Pte Ltd. From 1998 to 2000, Mr. Tay was the Managing Director and Deputy Chief Executive Officer of SembCorp Industries Ltd and has held various senior positions in Singapore Technologies Industrial Corporation Ltd. Mr. Tay currently also sits on the board of various companies including STATS ChipPAC Ltd (formerly known as ST Assembly Test Services Ltd), ST Telemedia Pte Ltd, SNP-LeeFung Holdings Limited, Straco Corporation Limited and Pan-United Corporation Ltd. He is currently Chairman of SNP Corporation Ltd and Deputy Chairman of Green Dot Capital Pte Ltd, a wholly owned subsidiary of Temasek Holdings (Private) Limited. Mr. Tay received his Bachelor of Engineering (Electrical) (Honors) Degree from Auckland University and his Masters of Science in Systems Engineering from the former University of Singapore (now National University of Singapore).

PETER SEAH LIM HUAT
Peter Seah has served on our Board of Directors since January 2002. Mr. Seah is currently a member of the Temasek Advisory Panel. Prior to the cessation of operations of Singapore Technologies Pte Ltd on December 31, 2004, Mr. Seah was the President and Chief Executive Officer of Singapore Technologies Pte Ltd. Before joining Singapore Technologies Pte Ltd, he was a banker for 32 years, 22 of which were with the Overseas Union Bank Ltd and before that with Citibank. He retired from his position as Vice Chairman and CEO at Overseas Union Bank Ltd in September 2001. Mr. Seah currently sits on the board of various companies including SembCorp Industries Ltd, CapitaLand Ltd, ST Engineering Ltd and STATS ChipPAC Ltd (formerly known as ST Assembly Test Services Ltd). Mr. Seah graduated from the University of Singapore in 1968 with an honors degree in Business Administration. For his public service, he was awarded the Public Service Medal (1995) as well as the Public Service Star (1999) by the Singapore Government.

PHILIP TAN YUEN FAH
Philip Tan has served on our Board of Directors and as our Chairman of the Audit Committee since October 2003. He is currently an independent consultant and also sits on the board of companies such as Overseas Union Insurance Ltd and Singapore Food Industries Ltd. Mr. Tan is a veteran in the banking and financial industry. He retired in 2002 from Overseas Union Bank Ltd after holding various positions since joining the company in 1979. Mr. Tan holds a Bachelor of Accountancy from the University of Singapore and a Bachelor of Law from the University of Wolverhampton, UK. In addition, Mr. Tan also holds a graduate diploma in Business Administration from the Manchester Business School, UK. He is a Certified Public Accountant and a member of the Accounting Standards Committee of the Institute of Certified Public Accountants of Singapore. He is also a Chartered Management Accountant of the Chartered Institute of Management Accountants of UK and a Fellow of CPA (Australia).

ANG KAY CHAI
Ang Kay Chai has served as our Senior Vice President, Fab Operations, since September 2002. Mr. Ang is responsible for manufacturing strategy and operational excellence across all of Chartered’s fabs. Mr. Ang returned to Chartered after spending four years at Silterra Malaysia Sdn, Bhd., where he was responsible for fab operations. There, he led teams in technology partner selection, green field fab startup, transfer of 0.25um and 0.18um technology and development of foundry-compatible process capabilities. Prior to that, Mr. Ang spent nine years at Chartered where he led the initial conception, development and ramp of Fab 2 and Fab 3. Mr. Ang first joined Chartered in 1989 and was one of the pioneers on Chartered’s Fab 1 team. Mr. Ang holds a Master of Science degree in Engineering from the University of Texas and a Bachelor of Engineering degree from the National University of Taiwan.

MICHAEL J. REKUC
Michael J. Rekuc has served as our Senior Vice President, Worldwide Sales and Marketing since August 2003. He has the overall responsibility for global sales, marketing and services, customer support and regional business operations. From January 1999 to July 2003, Mr. Rekuc served as our President of our Americas operations. Mr. Rekuc brings nearly 30 years of electronics and semiconductor industry experience. From 1976 until joining Chartered in January 1999, Mr. Rekuc held sales, management and director positions in the semiconductor product sector of Motorola Inc. His last few positions at Motorola Inc. included worldwide responsibilities as global sales director for wireless subscriber systems and a 2-year role as vice president and sales director for PC, computing and peripherals. Mr. Rekuc holds a BSEE from Lawrence University of Michigan.

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

GEORGE THOMAS
George Thomas has served as our Vice President and Chief Financial Officer since June 2002 and has overall responsibility for our company’s finance, investor relations and legal functions. From September 2000 to June 2002, Mr. Thomas served as Vice President, Finance. He joined our company in May 2000 as Group Controller. Mr. Thomas began his Finance/Accounting career with Canadian Met-Chem, a subsidiary of U.S. Steel Corporation as Internal Auditor and Senior Accounts Executive in 1978. From June 1983 to April 2000, he held various positions at Schlumberger’s Sedco Forex Division, including Controller, Operations-Worldwide, Regional Controller, Asia & Australia, Controller, Indonesia Operations, and Finance Manager of Arabian Drilling Company, a joint venture between Schlumberger and Petromin. He has served on the Board of Directors of Chartered Silicon Partners Pte Ltd since April 2001 and the Board of Directors of Silicon Manufacturing Partners Pte Ltd as an alternate director since July 2003. Mr. Thomas received his Bachelor Degree in Commerce and in General Law. He is also a member of the Institute of Chartered Accountants of India.

ANG TANG YONG
Ang Tang Yong has served as our Vice President, Quality, Reliability Assurance and Support Operations since July 2002 and has overall responsibility for facilities, supply management and quality assurance. Mr. Ang first joined our company in 1993 as Facilities Director and during the next seven years served consecutively as Vice President and Operations Manager of our Fab 1, General Manager of Silicon Manufacturing Partners Pte Ltd, and as General Manager of Chartered Silicon Partners Pte Ltd. Mr. Ang has more than 20 years of working experience in the semiconductor industry. Prior to joining our company, Mr. Ang held positions in the United States and Singapore with AT&T, Hitachi and Texas Instruments. From March 2001 to July 2002, he was president of Ellipsiz, a provider of semiconductor engineering and manufacturing services, headquartered in Singapore. Mr. Ang received a diploma in electrical engineering from Singapore Polytechnic and a master’s degree in business administration from the State University of New York.

ROY KANNAN
Roy Kannan has served as our Vice President and Chief Information Officer (CIO) since September 2003. Mr. Kannan is responsible for our global information technology organization and for driving our company’s strategic initiative to extend a virtual business systems network for supporting the business systems network for supporting the business requirements of customers, partners, suppliers and employees. He joined us from the RGM group, a multi-divisional conglomerate, where he was the CIO. His responsibilities included the revamp of the company’s data, voice, network and security infrastructure, as well as the management of information systems (IS) operations and data centers. During Mr. Kannan’s more than 20 years of experience in the IS industry, he has held senior positions at leading IS solutions companies such as Compaq, Mastek, Digital Equipment and Patni. Mr. Kannan holds a Bachelor of Chemical Engineering Degree from the Indian Institute of Technology, Madras, and a post-graduate diploma in management from the Indian Institute of Management, Ahmedabad.

NG SENG HUWI
Ng Seng Huwi has served as our Vice President, Human Resources since July 2003. Mr. Ng is responsible for the overall development and implementation of policies and processes in our company’s human resources management system. Mr. Ng brings with him extensive work experience in a number of large multi-national companies. He joined us from Praxair Inc., where he was vice president of Asia Human Resources with responsibilities that included ensuring organizational effectiveness, improving productivity and managing performance. During his 23-year professional career, Mr. Ng has lived and worked around the world, holding a variety of human resources, engineering and operations positions in global companies, including Schlumberger, Unilever and ICI. Mr. Ng holds a Bachelor of Engineering (Honors) from the University of Aberdeen in Scotland and an MBA from the University of Sheffield, England.

TAN SENG CHAI
Tan Seng Chai has served as our Vice President, Strategy Resources since July 2003. Mr. Tan has overall responsibility for the coordination of Chartered’s long-term strategic initiatives and serves as the liaison with the management team, as well as the external communication teams. Prior to his appointment, Mr. Tan served as our Vice President, Human Resources from July 1999 to July 2003. He joined our company in April 1996 as a human resource manager. Mr. Tan has more than 17 years of experience in the semiconductor industry. He began his career at National Semiconductor in 1987 where he held various positions in engineering, production and human resource management. Mr. Tan later joined Creative Technology Ltd in 1994 and prior to joining our company, he was Creative Technology Ltd’s Senior Manager, Human Resource. Mr. Tan holds a Bachelor of Engineering (Hons) from the National University of Singapore in 1987 and a M.Sc (Industrial and System Eng) from the National University of Singapore in 1991.

B.	COMPENSATION OF DIRECTORS AND SENIOR MANAGEMENT

The aggregate compensation we paid to or accrued for all of our directors and senior management for services rendered to us and our subsidiaries during the fiscal years ended December 31, 2003 and December 31, 2004 were approximately $3.0 million and $3.4 million respectively. The increase in the aggregate compensation in 2004 was mainly due to the increase in senior management’s salary as a result of the restoration of their pay cut in January 2004. The pay cut was effected in June 2002. We also provide our directors and our senior management with customary director or senior management insurance, as appropriate.

The table below sets out the compensation paid to our directors during the fiscal year ended December 31, 2004:

	Salary (1)	Bonus (2)	Others (3)	Director’s Fees (4)	Total
	(in $ thousands)
James A. Norling	—	—	—	85	85
Lim Ming Seong	—	—	—	45	45
Chia Song Hwee	416	—	29	—	445
Sum Soon Lim	—	—	—	40	40
Robert E. La Blanc	—	—	—	45	45
Andre Borrel	—	—	—	53	53
Charles E. Thompson	—	—	—	45	45
Tsugio Makimoto	—	—	—	35	35
Tay Siew Choon	—	—	—	39	39
Peter Seah Lim Huat	—	—	—	35	35
Philip Tan Yuen Fah	—	—	—	38	38

Total as of December 31, 2004	416	—	29	460	905

Total as of December 31, 2003	295	11	34	431	771

(1)	Base salary (inclusive of employers’ Central Provident Fund (CPF)). The increase in Mr. Chia Song Hwee’s salary in 2004 was due to the restoration of a 30% pay cut in January 2004. The pay cut was effected in June 2002.

(2)	Economic Value Added (EVA) (inclusive of employers’ CPF).

(3)	Allowances (inclusive of employers’ CPF) and others.

(4)	The increase in Directors’ fees in 2004 was due to the restoration of a 50% cut in the Directors’ attendance fees in January 2004. The cut in the attendance fees was effected in 2001.

During 2004, we also granted options to purchase 4,855,000 ordinary shares to our directors and senior management. These options were granted under our 1999 Option Plan. The exercise prices of these options range from S$1.02 to S$1.70. The expiration dates of these options range from February 27, 2009 to July 30, 2014, subject to annual vesting requirements.

In 2004, except for a quarterly bonus paid in the first quarter of 2004 relating to the performance of fourth quarter of 2003, no other bonus was paid or accrued to our senior management. Our President and Chief Executive Officer does not have a guaranteed minimum annual bonus. None of our directors receive benefits upon termination of their appointment in their capacity as directors.

C.	BOARD PRACTICES

BOARD COMPOSITION

Our Articles of Association set the minimum number of directors at two. As of December 31, 2004, we have 11 directors. A portion of our directors (including our President and Chief Executive Officer) are re-elected at each annual general meeting of shareholders. The number of directors retiring and eligible to stand for re-election each year varies, but generally it is equal to one-third of the board, with the directors who have been in office longest since their re-election or appointment standing for re-election. Mr. Lim Ming Seong, our Deputy Chairman of the Board will be retiring at the annual general meeting of shareholders to be held on April 28, 2005 and will not be seeking re-election.

As of December 31, 2004, Temasek, through its affiliate, beneficially owns 60.19% of our outstanding ordinary shares. As such, it is able to control actions over many matters requiring approval by our shareholders, including the election of directors.

Under the Nasdaq rules, companies that satisfy the definition of a “Controlled Company” may be exempt from certain regulatory requirements. The regulatory requirements which a “Controlled Company” is exempt from include:

(i)	the requirement that the majority of Board members must be independent;

(ii)	the requirement that the compensation committee must be comprised solely of independent directors, or that compensation of our senior management must be made by a majority of the independent directors on the full Board; and

(iii)	the requirement that the nomination committee must be comprised solely of independent directors or that nominations must be made by a majority of the independent directors on the full Board.

A “Controlled Company” is defined as a company of which more than 50% of the voting power is held by an individual, group or another company. As Singapore Technologies (prior to December 31, 2004) and Temasek (with effect from December 31, 2004) through its affiliate owns more than 50% of our outstanding ordinary shares, our company falls under the definition of “Controlled Company” and our Board has resolved to rely on the exemption for a “Controlled Company” as provided under the Nasdaq rules. However, our Board may from time to time review this decision.

In addition, the current Nasdaq rules require that our Audit Committee be comprised solely of independent directors. Although one of our Audit Committee members does not qualify as an independent director under the Nasdaq rules, we are currently exempt from this requirement pursuant to an exemption we previously received from Nasdaq. In the event we are no longer able to rely on this exemption in the future, we anticipate that we would rely on the Nasdaq rule which permits one non-independent director to be appointed to the Audit Committee for a period of up to two years if the Board makes a determination that, under exceptional and limited circumstances, the director’s membership on the committee is in the best interests of the company and its shareholders.

The Board of Directors held 4 meetings during the fiscal year ended December 31, 2004, all of which were regularly scheduled meetings. The Board of Directors also held meetings without senior management in regular sessions which are generally held immediately after a regularly scheduled Board meeting.

COMMITTEES OF THE BOARD OF DIRECTORS

(a)	Executive Committee

The Executive Committee of our Board of Directors was established to enable our Board to delegate some of its powers and functions regarding the governing of the affairs of the company and its subsidiaries to the Executive Committee in order to facilitate timely decision-making processes within the limits of authority as determined by our Board. The members of the Executive Committee are Messrs. James A. Norling (chairman), Peter Seah Lim Huat, Tay Siew Choon and Chia Song Hwee. The Executive Committee held 4 meetings during the fiscal year ended December 31, 2004.

(b)	Audit Committee

The Audit Committee of our Board of Directors consists of four members. The Audit Committee reviews, acts on and reports to the Board of Directors regarding various auditing and accounting matters. In particular, the Audit Committee reviews the financial statements of our company, the scope and results of annual audits (both internal and external), the recommendation of our independent auditors and the response of our company’s management to both the internal and external audits. The Audit Committee meets up at least once a year with the external and internal auditors without the presence of management. It also oversees related party transactions, including all material transactions between us and the Singapore Technologies group (prior to December 31, 2004) and Temasek group (with effect from December 31, 2004). In December 2004, the Audit Committee adopted a Whistleblower Programme to encourage ethical conduct and facilitate disclosures. In addition, the Audit Committee has also established a Business Ethics and Review Committee to implement and administer our company’s policies on ethical conduct and to receive, retain, investigate and act on complaints and concerns of employees regarding violations of our company’s human resource policies addressing employee business practices and code of ethics.

The members of the Audit Committee are Messrs. Philip Tan Yuen Fah (chairman), Sum Soon Lim, Robert E. La Blanc and Andre Borrel. The Audit Committee held 7 meetings during the fiscal year ended December 31, 2004.

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

The members of the ERCC are Messrs. Peter Seah Lim Huat (chairman), James A. Norling, Andre Borrel, Lim Ming Seong, Charles E. Thompson, Sum Soon Lim and Tay Siew Choon. The ERCC held 4 meetings during the fiscal year ended December 31, 2004.

(d)	Nominating Committee

The Nominating Committee, or the NC, of our Board of Directors was established primarily to support and advise the company in ensuring that the Board of the company is comprised of individuals who are best able to discharge their responsibilities as directors having regard to the law and the highest standards of governance. The NC is responsible for recommending suitable candidates to the Board for election as directors of the company focusing, in particular, on candidates who can add value to the management through their contributions in the relevant strategic business areas and who collectively will result in a strong and diverse board. The members of the NC are Messrs. Peter Seah Lim Huat (chairman), James A. Norling, Andre Borrel, Lim Ming Seong, Charles E. Thompson, Sum Soon Lim and Tay Siew Choon. The NC held 4 meetings during the fiscal year ended December 31, 2004.

(e)	Budget Committee

We dissolved our Budget Committee on April 29, 2004 as most of its functions had been taken over by the other committees. Prior to its dissolution, the Budget Committee of our Board of Directors was responsible for reviewing our annual budget and our quarterly financial performance in relation to our budget as well as our capital spending and financial plans. The members of the Budget Committee were Messrs. Andre Borrel (chairman), Lim Ming Seong, Sum Soon Lim and Tay Siew Choon.

D.	EMPLOYEES

As of December 31, 2004 our total staff strength (including employees of our subsidiary, CSP) was 3,606 employees. The following tables sets forth the total number of employees, as of the dates indicated by functional responsibility and by geographical locations.

	No. of employees as of December 31,
Functions	2002	2003	2004
Engineering
(Modules, YE, Process Integration, Product Engineering, JV Technology, Metrology)	1,214	1,186	1,410
Manufacturing Operations	1,047	890	900
Manufacturing Support	589	591	572
Research and Development	279	225	253
Administration, Marketing and Finance	414	391	471

Total	3,543	3,283	3,606

	No. of employees as of December 31,
Geographical Locations	2002	2003	2004
Singapore	3,417	3,161	3,479
Americas	87	84	87
Europe	21	17	17
Asia-Pacific (other than Singapore)	18	21	23

Total	3,543	3,283	3,606

In February 2003, we announced our plans to phase out Fab 1 and to consolidate its business into Fab 2 over an estimated 13-month transition period. The consolidation process was completed as scheduled and Fab 1 ceased operations at the end of March 2004. As a result of our consolidation of business, we redeployed 126 of our Fab 1 employees to work at our other Fabs and released the remaining 363 employees.

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

The following table sets forth certain information with respect to the beneficial ownership of our ordinary shares for each of our directors and our president and chief executive officer and all of our directors and senior management as a group as of December 31, 2004, based on an aggregate of 2,509,238,524 ordinary shares outstanding as of such date.

	Ordinary Shares (1)
	Beneficially Owned (2)
Directors	Number
James A. Norling	1,662,631
Lim Ming Seong	414,436
Chia Song Hwee	3,467,041
Sum Soon Lim	997,490
Robert E. La Blanc	432,964		Please
Andre Borrel	646,800		See
Charles E. Thompson	488,792	>	Note (4)
Tsugio Makimoto	326,546		below
Tay Siew Choon	454,073
Peter Seah Lim Huat	240,330
Philip Tan Yuen Fah	85,000
All directors and senior management (3) as a group (19 persons)	14,288,625

(1)	The number of ordinary shares listed in this table includes ordinary shares held directly or in the form of ADSs.

(2)	Gives effect to the ordinary shares issuable within 60 days from December 31, 2004 upon the exercise of all options and other rights beneficially owned by the indicated shareholders on that date. Beneficial ownership is determined in accordance with the rules of the SEC and includes voting and investment power with respect to ordinary shares. Except for 36,000 shares held by James A. Norling and 120,020 shares held by Michael J. Rekuc which are jointly held, the persons named in the table have sole voting and sole investment control with respect to all ordinary shares beneficially owned.

(3)	None of our directors or senior management individually owns 1% or more of our outstanding shares.

(4)	Less than 1% of our outstanding shares.

SHARE OPTIONS FOR DIRECTORS

The following table contains information pertaining to share options held by directors as of December 31, 2004.

	As of December 31, 2004		Exercise price S$	Exercise period
James A. Norling	58,609		4.05	28/03/2002 to 28/03/2006
	58,609		4.26	15/08/2002 to 15/08/2006
	58,609		3.46	22/02/2003 to 22/02/2007
	1,172,195		3.88	01/05/2002 to 01/05/2012
	58,609		1.86	30/08/2003 to 30/08/2007
	50,000		0.72	28/02/2004 to 28/02/2008
	60,000		1.10	29/08/2004 to 29/08/2008
	110,000	+	1.70	27/02/2005 to 27/02/2009

Lim Ming Seong	58,609		4.05	28/03/2002 to 28/03/2006
	58,609		4.26	15/08/2002 to 15/08/2006
	58,609		3.46	22/02/2003 to 22/02/2007
	58,609		1.86	30/08/2003 to 30/08/2007
	45,000		0.72	28/02/2004 to 28/02/2008
	45,000		1.10	29/08/2004 to 29/08/2008
	90,000	+	1.70	27/02/2005 to 27/02/2009

Chia Song Hwee	10,467		1.18	28/10/1997 to 28/10/2006
	20,935		1.00	28/11/1998 to 28/11/2007
	61,704		0.80	30/11/1998 to 29/11/2008
	26,444		0.80	30/04/1999 to 29/04/2009
	234,439		2.86	29/10/1999 to 29/10/2009
	70,331		2.86	29/04/2000 to 29/10/2009
	410,268		14.24	06/04/2001 to 06/04/2010
	527,487		10.12	03/10/2001 to 03/10/2010
	263,743		4.05	28/03/2002 to 28/03/2011
	263,743		4.26	15/08/2002 to 15/08/2011
	234,439		3.46	22/02/2003 to 22/02/2012
	2,344,391		1.86	30/08/2003 to 30/08/2012
	300,000		0.72	28/02/2004 to 28/02/2013
	700,000		1.10	29/08/2004 to 29/08/2013
	1,000,000	+	1.70	27/02/2005 to 27/02/2014
	220,000	+	1.02	30/07/2004 to 30/07/2014

Sum Soon Lim	93,775		14.24	06/04/2001 to 06/04/2005
	93,775		10.12	03/10/2001 to 03/10/2005
	46,887		4.05	28/03/2002 to 28/03/2006
	46,887		4.26	15/08/2002 to 15/08/2006
	46,887		3.46	22/02/2003 to 22/02/2007
	46,887		1.86	30/08/2003 to 30/08/2007
	25,000		0.72	28/02/2004 to 28/02/2008
	35,000		1.10	29/08/2004 to 29/08/2008
	60,000	+	1.70	27/02/2005 to 27/02/2009

	As of December 31, 2004		Exercise price S$	Exercise period
Robert E. La Blanc	23,443		14.24	06/04/2001 to 06/04/2005
	58,609		10.12	03/10/2001 to 03/10/2005
	29,304		4.05	28/03/2002 to 28/03/2006
	29,304		4.26	15/08/2002 to 15/08/2006
	29,304		3.46	22/02/2003 to 22/02/2007
	29,304		1.86	30/08/2003 to 30/08/2007
	25,000		0.72	28/02/2004 to 28/02/2008
	35,000		1.10	29/08/2004 to 29/08/2008
	60,000	+	1.70	27/02/2005 to 27/02/2009

Andre Borrel	93,775		14.24	06/04/2001 to 06/04/2005
	93,775		10.12	03/10/2001 to 03/10/2005
	46,887		4.05	28/03/2002 to 28/03/2006
	46,887		4.26	15/08/2002 to 15/08/2006
	46,887		3.46	22/02/2003 to 22/02/2007
	46,887		1.86	30/08/2003 to 30/08/2007
	40,000		0.72	28/02/2004 to 28/02/2008
	45,000		1.10	29/08/2004 to 29/08/2008
	85,000	+	1.70	27/02/2005 to 27/02/2009

Charles E. Thompson	58,609		14.24	06/04/2001 to 06/04/2005
	58,609		10.12	03/10/2001 to 03/10/2005
	29,304		4.05	28/03/2002 to 28/03/2006
	29,304		4.26	15/08/2002 to 15/08/2006
	29,304		3.46	22/02/2003 to 22/02/2007
	29,304		1.86	30/08/2003 to 30/08/2007
	25,000		0.72	28/02/2004 to 28/02/2008
	35,000		1.10	29/08/2004 to 29/08/2008
	60,000	+	1.70	27/02/2005 to 27/02/2009

Tsugio Makimoto	11,721		14.24	06/04/2001 to 06/04/2005
	58,609		10.12	03/10/2001 to 03/10/2005
	29,304		4.05	28/03/2002 to 28/03/2006
	29,304		4.26	15/08/2002 to 15/08/2006
	29,304		3.46	22/02/2003 to 22/02/2007
	29,304		1.86	30/08/2003 to 30/08/2007
	25,000		0.72	28/02/2004 to 28/02/2008
	35,000		1.10	29/08/2004 to 29/08/2008
	60,000	+	1.70	27/02/2005 to 27/02/2009

Peter Seah Lim Huat	23,443		3.46	22/02/2003 to 22/02/2007
	46,887		1.86	30/08/2003 to 30/08/2007
	40,000		0.72	28/02/2004 to 28/02/2008
	45,000		1.10	29/08/2004 to 29/08/2008
	85,000	+	1.70	27/02/2005 to 27/02/2009

Tay Siew Choon	23,443		4.26	15/08/2002 to 15/08/2006
	29,304		3.46	22/02/2003 to 22/02/2007
	234,439		3.88	01/05/2002 to 01/05/2007
	46,887		1.86	30/08/2003 to 30/08/2007
	25,000		0.72	28/02/2004 to 28/02/2008
	35,000		1.10	29/08/2004 to 29/08/2008
	60,000	+	1.70	27/02/2005 to 27/02/2009

Philip Tan Yuen Fah	85,000	+	1.70	27/02/2005 to 27/02/2009

+	Options that were granted in 2004.

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

The 1999 Option Plan is administered by the ERCC. Our employees, employees of SMP, our outside directors and consultants are eligible to receive option grants subject to certain exceptions as provided in the 1999 Option Plan. An individual who owns more than 10% of the total combined voting power of all classes of our outstanding shares is not eligible for the grant of options unless:

—	the exercise price of the option is at least 110% of the fair market value of a share on the date of grant; and

—	in the case of an incentive stock option, such option by its terms is not exercisable after the expiration of five years from the date of grant.

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

As of December 31, 2004, options to purchase 112,654,252 ordinary shares were issued and outstanding under our 1999 Option Plan, of which 21,157,751 were held by our directors and senior management. The exercise prices of these outstanding options range from S$0.72 to S$14.24 and the expiration dates of these options range from April 6, 2005 to July 30, 2014.

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

Employee Share Purchase Plans

In May 2001, we implemented a Chartered Employee Share Purchase Plan 2001 (“the Chartered ESPP 2001”) and a Share Purchase Plan for Employees of SMP (“the SMP ESPP 2001”). The purpose of the plans was to put our respective companies in a competitive position as an employer. Employees purchase shares from our respective companies through payroll deductions.

The aggregate number of shares that were available for purchase under the Chartered ESPP 2001 and the SMP ESPP 2001, was an aggregate number of 11,721,955 shares.

All available shares under the Chartered ESPP 2001 and the SMP ESPP 2001 were issued and allotted by the end of February 2004, and as a result, both the Chartered ESPP 2001 and the SMP ESPP 2001 were terminated.

A new Chartered Employee Share Purchase Plan (the “Chartered ESPP 2004”) and a new Share Purchase Plan for employees of SMP (the “SMP ESPP 2004”) were approved by shareholders at our last Annual General Meeting held on April 29, 2004. The aggregate number of shares that are available for purchase under the Chartered ESPP 2004 and the SMP ESPP 2004, is an aggregate number of 30,000,000 shares with a limit of 3,000,000 shares per calendar year (and a limit of 1,500,000 shares per offering period). The first offering period of the new Chartered ESPP 2004 and the SMP ESPP 2004 commenced on September 1, 2004 and ended on February 28, 2005. A total of 1,496,640 shares were issued on March 2, 2005 during this first offering period.

EQUITY COMPENSATION PLAN INFORMATION AS OF DECEMBER 31, 2004

							(c)	Number of securities
remaining available for
	(a)	Number of securities to		(b)	Weighted-average			future issuance under
		be issued upon exercise of			exercise price of			equity compensation plans
		outstanding options,			outstanding options,			(excluding securities in
Plan Category		warrants and rights			warrants and rights			column (a))

Equity compensation plans approved by shareholders		112,654,252			$2.36			123,144,753

Equity compensation plans not approved by shareholders		N.A.	*		N.A.	*		N.A.	*

Total		112,654,252			$2.36			123,144,753

*	Note: The company does not have any equity compensation plans which have not been approved by shareholders

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	MAJOR SHAREHOLDERS

The following table sets forth certain information with respect to each person or group of affiliated persons who is known by us to beneficially own 5% or more of our ordinary shares as of December 31, 2004 based on an aggregate of 2,509,238,524 ordinary shares outstanding as of such date:

	Ordinary Shares(1)
	Beneficially Owned(2)
Shareholders Holding 5% Or More(3)	Number	Percentage
Singapore Technologies Semiconductors Pte Ltd	1,510,324,883	60.19%

(1)	The number of ordinary shares listed in this table includes ordinary shares held directly or in the form of ADSs.

(2)	Beneficial ownership is determined in accordance with the rules of the SEC and includes voting and investment power with respect to ordinary shares. Unless otherwise indicated, the persons named in the table have sole voting and sole investment control with respect to all ordinary shares beneficially owned.

(3)	ST Semiconductors is a wholly-owned subsidiary of Temasek. Temasek may be therefore deemed to beneficially own the shares owned by ST Semiconductors, because it is the parent company of ST Semiconductors.

Our company is majority owned by ST Semiconductors. Prior to the ST Restructuring, ST Semiconductors was a wholly owned subsidiary of Singapore Technologies and as such, Singapore Technologies was deemed to beneficially own the shares owned by ST Semiconductors, because it was the parent company of ST Semiconductors.

However, pursuant to the ST Restructuring and Temasek’s acquisition of all of Singapore Technologies’ shareholdings in ST Semiconductors, Singapore Technologies has ceased to be the parent company of ST Semiconductors and accordingly, Singapore Technologies no longer has any deemed interest in our company. Singapore Technologies has ceased to be a substantial shareholder of our company with effect from December 31, 2004.

As of December 31, 2004, 835,782 of our ordinary shares, representing 0.03% of our outstanding shares, were held by a total of 113 holders of record with addresses in the U.S.. As of the same date, 2,733,428 of our ADSs (representing 27,334,280 ordinary shares), representing 1.09% of our outstanding shares, were held by a total of 13 registered holders of record with addresses in the U.S.. Since certain of these ordinary shares and ADSs were held by brokers or other nominees, the number of record holders in the U.S. may not be representative of the number of beneficial holders or their country of residence.

B.	RELATED PARTY TRANSACTIONS

The Singapore Technologies Group

Prior to the ST Restructuring on December 31, 2004, Singapore Technologies was our substantial shareholder and was a holding company for a group of companies. Singapore Technologies had 5 principal business groups: engineering, technology, infrastructure, property and financial services.

Pursuant to the ST Restructuring, Temasek acquired all of Singapore Technologies’ interest in our company. Temasek is owned by the Minister for Finance (Incorporated) of Singapore and is an Asia investment company with investments in a range of industries: telecommunications and media, financial services, property, transportation and logistics, energy and resources, infrastructure, engineering and technology, as well as pharmaceuticals and biosciences.

As of December 31, 2004, Temasek, through its affiliate, beneficially owns 60.19% of our outstanding ordinary shares and, as a result, is able to control actions over many matters requiring approval by our shareholders, including the election of directors and approval of significant corporate transactions. Mr. Peter Seah Lim Huat is a member of the Temasek Advisory Panel and Mr. Sum Soon Lim is a corporate adviser to Temasek.

We also have contractual and other business relationships with Singapore Technologies and several of its affiliates and we may also engage in material transactions with Singapore Technologies and several of its affiliates from time to time. Consequently, conflicts of interest may arise between us in certain circumstances. However, we are not obligated to conduct any business with members of the Singapore Technologies group if the costs of doing so are greater than they would be if we were conducting business with unaffiliated third parties.

Financial Support Provided By Singapore Technologies

In 2004, we had contracted with Singapore Technologies a majority of our forward purchases of foreign exchange. From time to time, we advance funds to or borrow funds from Singapore Technologies at interest rates comparable to rates offered by commercial banks in Singapore. We also participate with Singapore Technologies and/or its affiliates in a pooled cash management arrangement managed by a bank where cash balances are pooled and daily cash surpluses or shortfalls may, on a short-term basis, be lent to or borrowed from other Singapore Technologies affiliates participating in the arrangement at prevailing interbank rates. We also place short-term deposits with Singapore Technologies and/or its affiliates having maturities of less than three months. The interest income received in 2002, 2003 and 2004 was $7.5 million, $6.7 million and $2.9 million respectively. Singapore Technologies also provided us with a short-term credit facility. Pursuant to the ST Restructuring, these activities have discontinued, except for outstanding forward exchange contracts at year end with Singapore Technologies which will be held until maturity.

As of December 31, 2004, $28.1 million of our debt was guaranteed by Singapore Technologies. Notwithstanding the ST Restructuring, Singapore Technologies has agreed to continue to guarantee such debt until it is repaid in 2005.

Corporate Services Provided By Singapore Technologies

In 2004, we had a service agreement with Singapore Technologies pursuant to which it provided us with management and corporate support services, such as treasury, cash management, internal audit, training and executive resources, information technology, bank guarantees and provision of standby credit facilities. In return for those services, support and benefits, we paid Singapore Technologies an annual management fee based on a service based fee arrangement. The management fee was itemized to allow us to compare them with similar services provided by unrelated third parties. In addition, we reimbursed Singapore Technologies for the third-party costs and expenses it incurred on our behalf. Pursuant to the ST Restructuring, the service agreement with Singapore Technologies was terminated with effect from December 31, 2004 and we will now perform these services internally or directly contract with other service providers.

In 2002, 2003 and 2004 management fees paid or payable to Singapore Technologies amounted to $4.0 million, $3.4 million and $2.7 million, respectively. In addition, we reimbursed Singapore Technologies for costs and expenses incurred on our behalf, principally certain of our payroll expenses paid through Singapore Technologies. Such reimbursements totaled $14.8 million, $8.5 million and $7.1 million in 2002, 2003 and 2004, respectively.

Other Transactions With The Singapore Technologies Group

In 2004, we transacted business with Singapore Technologies and several of its affiliates in the normal course of our respective businesses.

We paid STATS ChipPAC $10.4 million, $13.5 million and $19.1 million in 2002, 2003 and 2004 respectively, for services rendered in those years. We also paid other affiliates of Singapore Technologies $1.4 million, $1.4 million and $2.2 million in 2002, 2003 and 2004, respectively, for services rendered in those years. We purchased $0.3 million, $0.2 million and $0.4 million in assets from affiliates of Singapore Technologies in 2002, 2003 and 2004, respectively.

Our company had previously operated Fab 1, which ceased operations at the end of March 2004, on land leased from Ascendas Land (Singapore) Pte Ltd, or Ascendas, a private company wholly-owned by Jurong Town Corporation, or JTC, a statutory board established by the Government of Singapore to develop and manage industrial estates in Singapore. The lease runs until 2017 with a conditional option to extend for another 30 years. Following the cessation of our Fab 1 operations, we are evaluating our options with regards to the future of the lease of Fab 1.

Fabs 2 and 3 and our corporate offices are located on land which we leased from Singapore Technologies which in turn leased the land from JTC. Pursuant to the ST Restructuring, Singapore Technologies’ rights, title, interest and obligations under the sub-leases have been transferred to Terra. These leases run until 2024 with conditional options to extend for another 30 years. The sub-leases for Fab 2 and Fab 3 require us to make rental payments to Terra at rates equal to the rent paid by Terra to JTC for the subject land through 2006 for Fab 2 and 2024 for Fab 3. The rental rates may be re-negotiated thereafter.

CSP leased the land on which Fab 6 is located from Singapore Technologies, which in turn leased it from JTC. Pursuant to the ST Restructuring, Singapore Technologies’ rights, title, interest and obligations under the sub-lease have been transferred to Terra. The lease runs until 2027 with a conditional option to extend for an additional 30 years. CSP is required to make rental payments to Terra at rates equal to the rent paid by Terra to JTC for the subject land through 2027.

Fab 7 is located on land leased to Singapore Technologies by JTC. The lease runs until 2030 with a conditional option to extend for an additional 30 years. Pursuant to the ST Restructuring, Singapore Technologies’ rights, title, interest and obligations under the Agreement for Sub-Licence and Sub-Lease have been transferred to Terra. We have obtained the Temporary Occupation Permit for Fab 7 from the Building and Construction Authority and will be entering into a sub-lease with Terra for the land for a term of 30 years less 1 day with rental payments equal to the rent paid by Terra to JTC.

Lease payments made to Ascendas for Fab 1 and Singapore Technologies for Fabs 2, 3, 6 and 7 for the years ended December 31, 2002, 2003 and 2004 were approximately $2.1 million, $2.8 million and $2.8 million respectively.

In 2004, some of our insurance coverage were held under various insurance policies which were negotiated and maintained by Singapore Technologies but billed directly to us. This enabled us to benefit from the group rates negotiated by Singapore Technologies. Pursuant to the ST Restructuring, we will be maintaining our own insurance policies under our company’s group insurance.

We also engaged in transactions with other companies directly or indirectly controlled by Temasek in the ordinary course of business. These transactions, such as, phone services from Singapore Telecom and airline tickets from Singapore Airlines are at their prevailing market rates/prices (including where appropriate, preferential rates and discounts) and on customary terms and conditions and are generally not subject to review by the Audit Committee.

C.	INTERESTS OF EXPERTS AND COUNSEL

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

Please see “Item 18. Financial Statements” for a list of financial statements filed under Item 17.

EXPORT SALES

Please see “Item 4. Information On Our Company — Business Overview — Customers and Markets.”

DIVIDEND POLICY

In December 1995 and January 1997, we paid a cash dividend on our ordinary shares in an amount equivalent to $87,000 and $93,000, respectively, for the purpose of qualifying our ordinary shares as “trustee stock” eligible for investment by account holders of the Central Provident Fund, a mandatory employee pension plan administered by the Government of Singapore. Except for these dividends, we have not, since our inception, declared or paid any cash dividends on our ordinary shares. We do not currently anticipate paying any cash dividends for 2004. We may, by ordinary resolution, declare dividends at a general meeting, but we may not pay dividends in excess of the amount recommended by our Board of Directors. Our Board of Directors may also declare interim dividends without seeking shareholder approval. We must pay all dividends out of our profits or pursuant to Section 69 of the Companies Act Chapter 50 of Singapore, or the Companies Act. In making its recommendation, our Board of Directors will consider, among other things, our future earnings, operations, capital requirements and general financial condition, as well as general business conditions and other factors which our Board of Directors may determine are appropriate. Some of our loan agreements restrict the payment of dividends without the prior consent of the lender. We currently intend to retain future earnings, if any, to finance expansion of our business.

LEGAL PROCEEDINGS

As of December 31, 2004, we are not involved in any legal proceedings that we believe would be harmful to our company.

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

(a)	Annual high and low market prices

	Nasdaq
	High	Low
January 1, through December 31, 2000	$95.07	$23.71
January 1, through December 31, 2001	$32.37	$14.72
January 1, through December 31, 2002	$27.10	$3.94
January 1, through December 31, 2003	$11.00	$3.48
January 1, through December 31, 2004	$11.35	$5.76

	Singapore Exchange
	High		Low
January 1, through December 31, 2000	S$	16.03	S$	4.11
January 1, through December 31, 2001	S$	5.46	S$	2.59
January 1, through December 31, 2002	S$	4.81	S$	0.71
January 1, through December 31, 2003	S$	1.93	S$	0.63
January 1, through December 31, 2004	S$	1.89	S$	0.92

(b)	Quarterly high and low market prices

	Nasdaq
	High	Low
January 1, through March 31, 2003	$5.17	$3.48
April 1, through June 30, 2003	$5.75	$3.50
July 1, through September 30, 2003	$9.01	$5.29
October 1, through December 31, 2003	$11.00	$8.51
January 1, through March 31, 2004	$11.35	$8.50
April 1, through June 30, 2004	$10.55	$7.54
July 1, through September 30, 2004	$8.13	$5.80
October 1, through December 31, 2004	$6.65	$5.76

	Singapore Exchange
	High		Low
January 1, through March 31, 2003	S$	0.90	S$	0.63
April 1, through June 30, 2003	S$	1.00	S$	0.64
July 1, through September 30, 2003	S$	1.54	S$	0.92
October 1, through December 31, 2003	S$	1.93	S$	1.44
January 1, through March 31, 2004	S$	1.89	S$	1.49
April 1, through June 30, 2004	S$	1.76	S$	1.33
July 1, through September 30, 2004	S$	1.40	S$	1.01
October 1, through December 31, 2004	S$	1.11	S$	0.92

(c)	Monthly high and low market prices

	Nasdaq
	High	Low
September 1, through September 30, 2004	$6.61	$5.98
October 1, through October 31, 2004	$6.65	$5.92
November 1, through November 30, 2004	$6.55	$6.21
December 1, through December 31, 2004	$6.54	$5.76
January 1, through January 31, 2005	$6.37	$5.62
February 1, through February 28, 2005	$7.37	$6.16

	Singapore Exchange
	High		Low
September 1, through September 30, 2004	S$	1.09	S$	1.02
October 1, through October 31, 2004	S$	1.11	S$	1.01
November 1, through November 30, 2004	S$	1.09	S$	1.01
December 1, through December 31, 2004	S$	1.07	S$	0.92
January 1, through January 31, 2005	S$	1.01	S$	0.92
February 1, through February 28, 2005	S$	1.20	S$	1.00

The last reported sale price of the ADSs as quoted on Nasdaq on February 28, 2005 was $6.71 per ADS. The last reported sale price of the ordinary shares as quoted on the Singapore Exchange on February 28, 2005 was S$1.10 per ordinary share.

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

Directors

A Director is not entitled to vote in respect of any contract or arrangement or any other proposal whatsoever in which he has any interest, directly or indirectly. A Director will not be counted in the quorum at a Board of Directors’ meeting in relation to a resolution in which he is not entitled to vote.

The ordinary remuneration of our Directors is determined by our shareholders in general meeting. Our Directors determine the payment of extra remuneration to an executive Director, a Director who serves on a Directors’ committee or to a Director who performs services which are outside the scope of the ordinary duties of a Director. Our Directors have the power to determine pensions and other retirement, superannuation, death or disability benefits for an executive Director and to fix the remuneration of a President or Chief Executive Officer.

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

New ordinary shares

We have only one class of shares, known as ordinary shares. New ordinary shares may only be issued with the prior approval in a general meeting of our shareholders. The approval, if granted, will lapse at the conclusion of the annual general meeting following the date on which the approval was granted or the date by which such annual general meeting is required to be held, whichever is earlier. Our shareholders have given us general authority to issue any remaining approved but unissued ordinary shares prior to our next annual general meeting. Subject to the foregoing, the provisions of the Companies Act and any special rights attached to any shares currently issued, all new ordinary shares are under the control of our Board of Directors who may allot and issue the same with such rights and restrictions as it may think fit, provided that new ordinary shares may not be issued to transfer a controlling interest in our company without the prior approval in general meeting of our shareholders. Our shareholders are not entitled to pre-emptive rights under our Articles of Association.

Our Directors may make calls upon our shareholders in respect of any moneys unpaid on their shares (whether on account of the nominal value of the shares, or when permitted, by way of premium) but subject to the terms of issue of such shares. This call right does not apply to our currently outstanding ordinary shares, all of which are fully paid.

Transfer of ordinary shares

There is no restriction on the transfer of fully paid ordinary shares except where required by law. Our Board of Directors may only decline to register any transfer of ordinary shares which are not fully paid shares or ordinary shares on which we have a lien. Ordinary shares may be transferred by a duly signed instrument of transfer in any form acceptable to our Board of Directors. Our Board of Directors may also decline to register any instrument of transfer unless, among other things, it has been duly stamped and is presented for registration together with the share certificate and such other evidence of title as they may require. We will replace lost or destroyed certificates for ordinary shares if the applicant pays a fee which will not exceed S$2 and furnishes any evidence and indemnity that our Board of Directors may require.

General meetings of shareholders

We are required to hold an annual general meeting every year. Our Board of Directors may convene an extraordinary general meeting whenever it thinks fit and must do so if shareholders representing not less than 10% of the total voting rights of all shareholders request in writing that such a meeting be held. In addition, two or more shareholders holding not less than 10% of our issued share capital may call a meeting. Unless otherwise required by law or by our Articles of Association, voting at general meetings is by ordinary resolution, requiring an affirmative vote of a simple majority of the votes cast at that meeting. An ordinary resolution suffices, for example, for the appointment of directors. A special resolution, requiring the affirmative vote of at least 75% of the votes cast at the meeting, is necessary for certain matters under Singapore law, including the voluntary winding up of the company, amendments to our Memorandum and Articles of Association, a change of our corporate name and a reduction in our share capital, share premium account or capital redemption reserve fund. We must give at least 21 days’ notice in writing for every general meeting convened for the purpose of passing a special resolution. Ordinary resolutions generally require at least 14 days’ notice in writing. The notice must be given to every shareholder who has supplied us with an address in Singapore for the giving of notices and must set forth the place, the day and the hour of the meeting and, in the case of special business, the general nature of that business.

Voting rights

A shareholder is entitled to attend, speak and vote at any general meeting, in person or by proxy. A proxy need not be a shareholder. A person who holds ordinary shares through the book-entry clearance system maintained by The Central Depository (Pte) Limited, or CDP, will only be entitled to vote at a general meeting as a shareholder if his name appears on the depository register maintained by CDP 48 hours before the general meeting. Except as otherwise provided under our Articles of Association, two or more shareholders holding at least 33 1/3% of our issued and fully paid up ordinary shares must be present in person or by proxy to constitute a quorum at any general meeting. Under our Articles of Association, on a show of hands, every shareholder present in person and each proxy shall have one vote, and on a poll, every shareholder present in person or by proxy shall have one vote for each ordinary share held. A poll may be demanded in certain circumstances, including by the chairman of the meeting or by any shareholder present in person or by proxy and entitled to vote.

Dividends

We may, by ordinary resolution of our shareholders, declare dividends at a general meeting, but we may not pay dividends in excess of the amount recommended by our Board of Directors. We must pay all dividends out of our profits; however, we may capitalize our share premium account and apply it to pay dividends, if such dividends are satisfied by the issue of shares to our shareholders. Our Board of Directors may also declare interim dividends without seeking shareholder approval. All dividends are paid pro rata among the shareholders in proportion to the amount paid up on each shareholder’s ordinary shares, unless the rights attaching to an issue of any ordinary share provide otherwise. Unless otherwise directed, dividends are paid by cheque or warrant sent through the post to each shareholder at his registered address. Notwithstanding the foregoing, our payment to CDP of any dividend payable to a shareholder whose name is entered in the depository register shall, to the extent of payment made to CDP, discharge us from any liability to that shareholder in respect of that payment.

Bonus and rights issue

Our Board of Directors may, with the approval of our shareholders at a general meeting, capitalize any reserves or profits (including profit or monies carried and standing to any reserve or to the share premium account) and distribute the same as bonus shares credited as paid-up to the shareholders in proportion to their shareholdings. Our Board of Directors may also issue rights to take up additional ordinary shares to shareholders in proportion to their shareholdings. Such rights are subject to any conditions attached to such issue and the regulations of any stock exchanges on which we are listed.

Liquidation or other return of capital

If our company liquidates or in the event of any other return of capital, holders of ordinary shares will be entitled to participate in the distribution of any surplus assets in proportion to their shareholdings.

Limitations on rights to hold or vote shares

Except as described in “Voting Rights” above, there are no limitations imposed by our Articles of Association on the rights of shareholders who are non-resident in Singapore to hold or exercise voting rights attached to ordinary shares.

Provisions discriminating against any existing or prospective holder of shares

There are no provisions in our Articles of Association discriminating against any existing or prospective holder of shares as a result of a shareholder owning a substantial number of shares.

Take-overs

The Singapore Code on Take-overs and Mergers, or the Take-Over Code regulates the acquisition of, among others, ordinary shares of public companies and contains certain provisions that may delay, deter or prevent a future take-over or change in control of our company. Any person acquiring an interest, either on his own or together with parties acting in concert with him, in 30% or more of our voting shares or, if such person holds, either on his own or together with parties acting in concert with him, between 30% and 50% (both inclusive) of our voting shares, and acquires additional voting shares representing more than 1% of our voting shares in any six-month period, may be required to extend a take-over offer for the remaining voting shares in accordance with the provisions of the Take-Over Code.

“Parties acting in concert” comprise individuals or companies who, pursuant to an arrangement or understanding (whether formal or informal), co-operate, through the acquisition by any of them of shares in a company, to obtain or consolidate effective control of that company. Certain persons are presumed (unless the presumption is rebutted) to be acting in concert with each other. They are as follows: a company and its related and associated companies and companies whose associated companies include any of these companies; a company and its directors (including their close relatives, related trusts and companies controlled by any of the directors, their close relatives and related trusts); a company and its pension funds and employee share schemes; a person and any investment company, unit trust or other fund whose investment such person manages on a discretionary basis; a financial or other professional adviser and its client in respect of shares held by the adviser and persons controlling, controlled by or under the same control as the adviser and all the funds managed by the adviser on a discretionary basis, where the shareholdings of the adviser and any of those funds in the client total 10% or more of the client’s equity share capital; directors of a company (including their close relatives, related trusts and companies controlled by any of such directors, their close relatives and related trusts) which is subject to an offer or where the directors have reason to believe a bona fide offer for the company may be imminent; partners; and an individual and his close relatives, related trusts, any person who is accustomed to act in accordance with his instructions and companies controlled by the individual, his close relatives, his related trusts or any person who is accustomed to act in accordance with his instructions.

Subject to certain exceptions, a take-over offer must be in cash or be accompanied by a cash alternative at not less than the highest price paid by the offeror or parties acting in concert with the offeror within the preceding six months.

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

Indemnity

As permitted by Singapore law, our Articles of Association provide that, subject to the Companies Act, we will indemnify our Board of Directors and officers against any liability incurred in defending any proceedings, whether civil or criminal, which relate to anything done or omitted to have been done as an officer, director or employee and in which judgment is given in their favor or in which they are acquitted or in connection with any application under any statute for relief from liability in respect thereof in which relief is granted by the court. We may not indemnify our Directors and officers against any liability which by law would otherwise attach to them in respect of any negligence, default, breach of duty or breach of trust of which they may be guilty in relation to our company.

Substantial shareholdings

The Companies Act and the Securities and Futures Act Chapter 289 of Singapore require the substantial shareholders of our company to give notice to our company and the Singapore Exchange, including particulars of their interest and the circumstances by reason of which they have such interest, within two business days of their becoming substantial shareholders of our company and of any change in the percentage level of their interest.

Under the Companies Act, a person has a substantial shareholding in our company if he has an interest (or interests) in one or more voting shares in our company and the nominal amount of that share (or the aggregate amount of the nominal amounts of those shares) is not less than 5 per cent. of the aggregate of the nominal amount of all voting shares in our company.

“Percentage level”, in relation to a substantial shareholder, means the percentage figure ascertained by expressing the aggregate of the nominal amount of our voting shares in which the substantial shareholder has an interest or interests immediately before or (as the case may be) immediately after the relevant time as a percentage of the nominal amount of all the voting shares in our company, and, if it is not a whole number, rounding that figure down to the next whole number.

Minority rights

The rights of minority shareholders of Singapore-incorporated companies are protected under Section 216 of the Companies Act, which gives the Singapore courts a general power to make any order, upon application by any shareholder of our company, as they think fit to remedy any of the following situations:

—	if the affairs of our company are being conducted or the powers of our Board of Directors are being exercised in a manner oppressive to, or in disregard of the interests of, one or more of our shareholders; or

—	if our company takes an action, or threatens to take an action, or our shareholders pass a resolution, or propose to pass a resolution, which unfairly discriminates against, or is otherwise prejudicial to, one or more of our shareholders, including the applicant.

Singapore courts have wide discretion as to the reliefs they may grant and those reliefs are in no way limited to those listed in the Companies Act itself. Without prejudice to the foregoing, Singapore courts may:

—	direct or prohibit any act or cancel or vary any transaction or resolution;

—	regulate the conduct of our affairs in the future;

—	authorize civil proceedings to be brought in the name of, or on behalf of, our company by a person or persons and on such terms as the courts may direct;

—	provide for the purchase of a minority shareholder’s shares by the other shareholders or by our company and, in the case of a purchase of shares by us, a corresponding reduction of our share capital;

—	provide that the Memorandum or Articles of Association be amended; or

—	provide that our company be wound up.

C.	MATERIAL CONTRACTS

The following is a summary of each contract that is material to us and which was entered into by us in the last 2 years. These agreements are also listed in “Item 19 — Exhibits”.

(a)	Loan agreements

CSP Loan Agreements

CSP entered into a Loan Agreement with a syndicate of banks and ABN Amro Bank N.V., Singapore Branch, as agent in September 2000 for an amount of up to $820 million (known as the “CSP Second Phase Credit Agreement”). On September 18, 2003, CSP entered into a Supplemental Agreement to the Second Phase Credit Agreement to extend the availability period of the loan for a further one year period. See “Item 19. Exhibits — Exhibit 4.1.2”.

In 2002, we sought consents from one or more of our lenders and several of CSP’s lenders to allow us to substantially increase CSP’s net worth to enable CSP to satisfy a total debt to net worth ratio for the CSP Second Phase Credit Agreement. Such increase in CSP’s net worth was effected by converting amounts payable by CSP to us into a loan from us to CSP (the “Chartered Loan”).

In obtaining the consents, the CSP Second Phase Credit Agreement was amended to provide for the subordination of the amount of the Chartered Loan to the amounts due by CSP to its other lenders. For a copy of the Letter Agreement incorporating the Subordination Agreement, see “Item 19. Exhibits — Exhibit 4.1.4”, and for a copy of the Subordination Agreement, see “Item 19. Exhibits — Exhibit 4.1.3”.

Chartered Loan Agreements

EXIM Loan

On December 23, 2004, we entered into a facility agreement as borrower with JPMorgan Chase Bank, N.A, or JP Morgan, as lender, Export-Import Bank of the United States, or Exim, and JP Morgan as facility agent (see “Item 19. Exhibits — Exhibit 4.5”). Pursuant to this agreement, we secured a $653 million term loan facility from JP Morgan, guaranteed by Exim. The facility is divided into 2 tranches, has an availability period of between 2 to 4 years, and each tranche will be repaid over a period of 5 years. The loan is to support the Fab 7 phase 1 ramp to 15,000 300-mm wafers per month capacity. It will be used to finance the purchase of Fab 7 equipment from vendors in the U.S. and will be drawn down in accordance with the equipment purchases per the ramp schedule in Fab 7.

SMBC/OCBC Term Loan

On December 23, 2004, we entered into a facility agreement as borrower with Sumitomo Mitsui Banking Corporation, or SMBC, and Oversea-Chinese Banking Corporation Limited, or OCBC, as lenders and arrangers, pursuant to which the lenders have agreed to provide us with a $200 million term loan facility (with a $100 million green-shoe option) (see “Item 19. Exhibits — Exhibit 4.6”). The facility has an availability period of 3 months from the date of the facility agreement. The repayment period will commence from the end of the 30th month from the date of the first draw down, and the amount drawn down is to be repaid in 6 equal semi-annual installments. The facility is for our working capital requirements, and it is expected to support the Fab 7 phase 1 ramp to 15,000 300-mm wafers per month capacity.

SMBC Revolving Loan

On December 23, 2004, we entered into a facility agreement as borrower with SMBC as lender, pursuant to which SMBC has agreed to provide us with a $150 million revolving facility (see “Item 19. Exhibits — Exhibit 4.7”). The facility has an availability period of 12 months from the date of the facility agreement. Each advance shall be repaid at the end of each interest period, and the facility may be redrawn on a revolving basis, provided that all loan outstanding balances shall be fully repaid within 1 year from the date of the facility agreement. The facility is for our working capital requirements, and it is expected to support the Fab 7 phase 1 ramp of 15,000 300-mm wafers per month capacity.

BOA Term Loan

On December 22, 2004, we entered into a facility agreement as borrower with Bank of America, or BOA as lender, pursuant to which BOA has agreed to provide us with a $50 million term loan facility (see “Item 19. Exhibits — Exhibit 4.8”). The facility has an availability period of 3 months from the date of the facility agreement, and is repayable as a lump sum repayment 36 months after the date of the facility agreement. The facility is for our working capital requirements, and it is expected to support the Fab 7 phase 1 ramp of 15,000 300-mm wafers per month capacity.

Goldman Sachs International

In August 2004, we entered into a bilateral option transaction with Goldman Sachs International, as counter-party, to pro-actively manage our Convertible Notes due April 2, 2006 (see “Item 19. Exhibits — Exhibit 4.9”). Please see “Item 5. Operating and Financial Review Prospects — Liquidity and Capital Resources — Current and expected liquidity” for additional information regarding our bilateral option transaction with Goldman Sachs International.

(b)	Strategic alliances

CSP

Our subsidiary, CSP, is a joint venture between Chartered (51%), EDB Investments (26.5%), Agilent Technologies Europe B.V. (15%) (previously Hewlett-Packard Europe B.V.), and Singapex Investments Pte Ltd, or Singapex (7.5%).

As part of Agilent Technologies, Inc.’s strategy that led to Agilent Technologies Europe B.V. reducing its ownership in CSP in October 2001, Agilent Technologies Europe B.V. relinquished the voting rights of its nominees on the Board of Directors of CSP. The parties entered into Amendment No. 1 dated January 31, 2002 to the Restated Joint Venture Agreement dated October 23, 2001 to effect such change (see “Item 19. Exhibits — Exhibit 4.11”).

SMP

We entered into a Joint Venture Agreement with Lucent Technologies Microelectronics Pte Ltd, now known as Agere Systems Singapore Pte Ltd, to form the Silicon Manufacturing Partners strategic alliance relating to the joint ownership of Fab 5. In September 2004, we entered into a Supplemental Agreement to the Joint Venture Agreement (see “Item 19. Exhibits — Exhibit 4.16”) to provide that SMP can pay dividends out of the profits of the venture determined on a year to year basis rather than a cumulative basis as previously was the case.

As part of the SMP alliance, we also entered into a License and Technology Agreement with SMP and Lucent Technologies Microelectronics Pte. Ltd. This agreement has been amended several times, with the last amendment made on July 1, 2003 (See “Item 19. Exhibits — Exhibit 4.23”) to provide for additional process technologies to be transferred (for a summary of this arrangement, see “Item 4. Information on Our Company — Business Overview — Strategic Alliances — Silicon Manufacturing Partners”).

(c)	Technology transfer, licenses, joint development and other related agreements

Agere Systems

We entered into a Technology Transfer Agreement with Lucent Technologies Inc., now known as Agere Systems Inc. in February 1998 to transfer technology to one another. Under this Agreement, Lucent and our company transferred to one another 0.25um process technology. The agreement has been amended several times, with the last amendment made on March 28, 2002 (see “Item 19. Exhibits — Exhibit 4.27”), for the purpose of updating the list of process technologies transferred to one another.

We also entered into a Patent License Agreement with Agere Systems Inc. in January 1998 which was amended in 2000. Under this Agreement, Agere Systems Inc. and our company granted to one another a license to use certain of each other’s patents and for us to provide wafer capacity to Agere Systems Inc. in lieu of royalty payments for the use of Agere Systems Inc.’s patents.

In September 2002, we entered into a Letter Agreement with Agere Systems Inc. (see “Item 19. Exhibits — Exhibit 4.30”), where in exchange for our agreement to waive Agere Systems Inc.’s capacity shortfall fees under our manufacturing agreement with them, Agere Systems Inc. agreed to treat our royalty obligations under the patent license agreement with Agere Systems Inc. as satisfied until such time as Agere Systems Inc.’s ownership interest in SMP falls below 49%. Thereafter, the existing provisions in the patent license agreement allowing us to offset royalty payments in exchange for the provision of short and long term flexibility in wafer capacity to Agere Systems Inc. continue to apply.

IBM

We entered into a Patent Cross-License Agreement with IBM dated January 1, 2001 (see “Item 19. Exhibits — Exhibit 4.32”). Under this agreement, IBM and our company granted to one another a license to use certain of each other’s patents. This agreement was amended effective as of November 26, 2002, to expand the scope of the licenses and to extend the term of the licenses granted to each party (see “Item 19. Exhibits — Exhibit 4.33”).

Effective as of November 26, 2002, we entered into the following agreements with IBM: “SF” Process Development and Cost Sharing Agreement (see “Item 19. Exhibits — Exhibit 4.34”), Copper/Related FEOL Technology License Agreement (see “Item 19. Exhibits — Exhibit 4.35”) and Refundable Cross Deposit Agreement (see “Item 19. Exhibits — Exhibit 4.40”).

The “SF” Process Development and Cost Sharing Agreement provides for the development of 90 nm and 65 nm logic processes on 300-mm silicon wafers. Effective as of March 9, 2004, the “SF” Process Development and Cost Sharing Agreement was amended and restated to address certain matters between the parties pertaining to the “SF” Process 65nm/45nm Development and Cost Sharing Agreement which the parties entered into together with Infineon and Samsung (see “Item 19. Exhibits — Exhibit 4.37”). The “SF” Process Development and Cost Sharing Agreement was further amended effective as of November 5, 2004 to expand the parties’ agreement with regard to design kit models for the 300-mm Wafer 90nm Bulk CMOS Process Development Project under the “SF” Process Development and Cost Sharing Agreement, as previously amended and the coordination of related activities (see “Item 19. Exhibits — Exhibit 4.38”). More recently on December 15, 2004, the “SF” Process Development and Cost Sharing Agreement was further amended to extend parties’ collaboration to include 45nm technologies (see Item 19. Exhibits – Exhibit 4.39”).

Under the Copper/Related FEOL Technology License Agreement, IBM transferred and licensed to Chartered certain know-how and skills relating to certain copper back end of line and related front end of line techniques. Under the Refundable Cross Deposit Agreement, each of IBM and Chartered would deposit certain funds with the other party to secure certain manufacturing capacity in each other’s facility. In addition, effective as of December 19, 2003, a Supplemental Agreement to the Refundable Cross Deposit Agreement was entered into to revise some of the terms relating to the deposit and pricing of the goods sold by Chartered to IBM (see “Item 19. Exhibits — Exhibit 4.41”).

IBM, Infineon and Samsung

As of March 5, 2004, we extended the “SF” Process 65nm/45nm Development and Cost Sharing Agreement” with IBM and Infineon to include Samsung (see “Item 19. Exhibits — Exhibit 4.42”). This agreement replaces and is in substitution of the “SF” Process 65nm/45nm Development and Cost Sharing Agreement dated June 26, 2003 by and amongst IBM, Infineon and Chartered. For more information on this agreement with IBM, Infineon and Samsung, please see “Item 4. Information on Our Company — Business Overview — Research and Development”.

Motorola

We entered into a Patent License Agreement with Motorola Inc., or Motorola, dated July 1, 2003 (see “Item 19. Exhibits — Exhibit 4.43”). Under this Agreement, Motorola and our company granted to one another a license to use certain of each other’s patents.

(d) Leases

Please see “Item 4. Information On Our Company — Property, Plant and Equipment — Leases” for information on our leases.

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

	Singapore Dollars Per U.S. $1.00
	Noon Buying Rate
Fiscal Year Ended December 31,	Average (1)	High	Low	Period End
2000	1.7250	1.7600	1.6535	1.7315
2001	1.7937	1.8540	1.7275	1.8470
2002	1.7908	1.8525	1.7310	1.7352
2003	1.7432	1.7838	1.6990	1.6990
2004	1.6870	1.7291	1.6308	1.6319

Month	High	Low
September 2004	1.7065	1.6847
October 2004	1.6915	1.6628

Month	High	Low
November 2004	1.6675	1.6367
December 2004	1.6531	1.6308
January 2005	1.6496	1.6303
February 2005	1.6518	1.6240

(1)	The average of the daily Noon Buying Rates on the last business day of each month during the year.

Certain Singapore dollar amounts contained in this document have been translated to U.S. dollars as of December 31, 2004, at an exchange rate of S$1.645 = $1.00. No representation is made that the Singapore dollar or U.S. dollar amounts shown in this document could have been or could be converted at such rate or at any other rate.

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

Subject to the provisions of any applicable double taxation treaty, non-resident taxpayers who derive certain types of income from Singapore are subject to a withholding tax on that income at a rate of 22% for the year of assessment 2004 and a rate of 20% with effect from the year of assessment 2005 (or 15% in the case of interest, royalty and rental of movable equipment), subject to certain exceptions. We are obligated by law to withhold tax at the source.

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

Dividends paid out of Tax-Exempt Income or Income subject to Concessionary Tax Rates

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

Dividends paid out of income subject to normal corporate taxation

Imputation System. Before January 1, 2003 (and to a certain extent between January 1, 2003 and December 31, 2007, pursuant to the transitional rules for the new one-tier corporate tax system (see “New One-Tier Corporate Tax System” below)), the imputation system of corporate taxation applied in Singapore. Under this system, the tax we paid on income subject to tax at the prevailing corporate income tax rate (22% for the year of assessment 2004 and 20% with effect from the year of assessment 2005) would be imputed to, and deemed to be paid on behalf of, our shareholders upon distribution of such income as dividends. Our shareholders would have received dividends (“Franked Dividends”) net of such tax and would be taxed on the gross amount of dividends (that is, on the amount of net dividends plus an amount equal to the amount of gross dividends multiplied by the prevailing corporate tax rate). In this way, the tax we paid would have been available to our shareholders as a tax credit to offset their tax liability on their overall income subject to Singapore income tax (including the gross amount of dividends).

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

For the period up to December 31, 2007, when the imputation system will co-exist with the one-tier corporate tax system, if we have not moved to the one-tier system, tax vouchers issued by us will distinguish between franked dividends and normal tax exempt dividends not being exempt dividends under the one-tier system, such as dividends paid out of tax-exempt income, approved deduction or further deduction of expenses or foreign tax credit allowed. If we have fully utilized our dividend franking credits (that is, we are required to move to the one-tier system) or if we elect to move to the one-tier system at an earlier date, tax vouchers issued by us will distinguish between normal tax exempt dividends and exempt dividends under the one-tier system. We do not presently intend to migrate to the new one tier corporate tax system until our dividend franking credits as of December 31, 2002 are fully utilized or until the transition period comes to an end, whichever is earlier.

No comprehensive tax treaty currently exists between Singapore and the U.S.

Gains on Disposal of the Ordinary Shares or ADSs

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

A U.S. holder will not be eligible for a foreign tax credit against its U.S. federal income tax liability for Singapore dividend distribution taxes, if any, paid by our company. U.S. holders should be aware that dividends paid by our company generally will constitute “passive income” or, in the case of certain U.S. holders, “financial services income” for purposes of the foreign tax credit. Dividends paid by our company for taxable years beginning after December 31, 2006 will generally be “passive category income” or, in the case of certain U.S. holders, “general category income” for purposes of the foreign tax credit.

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

Dividends received by a non-corporate U.S. holder on the ordinary shares or ADSs for taxable years of such holder beginning after December 1, 2002 and before January 1, 2009 may be taxed at the lower applicable capital gains rate provided that (1) we are not a PFIC (as discussed below) for either our taxable year in which the dividend was paid or the preceding taxable year, (2) our ADSs or ordinary shares, as applicable, are readily tradable on an established securities market in the U.S. and (3) certain holding period requirements are met. You should consult your own tax advisors regarding the availability of the lower rate for dividends paid with respect to ADSs or ordinary shares.

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

We do not believe that we satisfied either of the tests for PFIC status in 2004. However, there can be no assurances that we will not be a PFIC in 2005 or a later year. If, for example, the “passive income” earned by us exceeds 75% or more of our “gross income”, we will be a PFIC under the “income test”. In addition, it is also possible that we will be a PFIC under the “asset test”. The determination of the value of our assets will be based in part on the market price of our ordinary shares and ADSs. Because we have historically held, and may continue to hold a substantial amount of passive assets, there is a substantial risk that we may be a PFIC in 2005 or in a later year. Passive income for PFIC purposes includes, among other things, interest, dividends, royalties, rents and annuities. For manufacturing businesses, gross income for PFIC purposes should be determined by reducing total sales by the cost of goods sold. Although not free from doubt, if our cost of goods sold exceeds our total sales by an amount greater than the amount of all of our other income (excluding total sales), such that we are treated as if we had no gross income for PFIC purposes, we would not be a PFIC as a result of the income test.

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

Backup withholding tax and information reporting requirements

In general, information reporting requirements will apply to payments of dividends in respect of the ordinary shares or ADSs or the proceeds received on the sale, exchange or redemption of the ordinary shares or ADSs by a paying agent within the U.S. or with certain U.S. connections to a non-corporate U.S. holder that is not otherwise exempt, and a backup withholding tax may apply to such amounts if the U.S. holder fails to provide an accurate taxpayer identification number to the paying agent. Amounts withheld as backup withholding will be creditable against the U.S. holder’s U.S. federal income tax liability, provided that the required information is furnished in a timely manner to the Internal Revenue Service.

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

Interest rate risk

We are exposed to interest rate risk on our existing floating rate debt and on additional debt financing that may periodically be needed for the capital expenditures associated with our capacity expansion and new fabs. The interest rate that we will be able to obtain on debt financing will depend on market conditions at that time, and may differ from the rates we have secured on our current debt.

Our debt obligations are as follows:

	As of December 31, 2004
	Expected Maturity Date						As of December 31, 2003
	(in Thousands, except interest rates)						(in Thousands)
						Weighted Average
	2005	2006	Thereafter	Total	Fair Value	Interest Rate	Total	Fair Value
LONG TERM DEBT
Singapore dollar at fixed rate(1)	$58,452	$15,198	—	$73,650	$75,567	5.9129%	$127,299	$131,253
U.S. dollar at floating rate(2)	294,533	294,533	—	589,066	589,066	3.2375%	502,000	502,000
2.5% convertible notes issued in April 2001(3)	—	575,000	—	575,000	592,810	5.1440%	575,000	607,059
Other(4)	—	(1,986)	—	(1,986)	(1,986)	—	8,453	8,453

Total	$352,985	$882,745	—	$1,235,730	$1,255,457		$1,212,752	$1,248,765

	As of December 31,
	(in Thousands)
	2003	2004
ACCOUNTS PAYABLE
U.S dollar	$39,136	$73,508
Singapore dollar	15,383	11,321
Japanese Yen	4,158	44,473
Others	1,876	18,359

Total Payable	$60,553	$147,661

(1)	We have entered into forward foreign contracts related to a portion of these amounts to exchange the related cash flows to U.S. dollars. Please see “Foreign Currency Risk” below.

(2)	In August 2004, we entered into two interest rate cap contracts in respect of the floating rate obligations associated with $100.0 million of the U.S. dollar loan, with the effect of placing an upper limit on the cash flow and earnings exposure due to market interest rate changes. The floating rate obligations are based on LIBOR rates and are payable semi-annually commencing March 28, 2004. The combination of the cap and the debt obligation results in a maximum interest outflow equal to 2.75%. The notional amount on the interest rate cap is reduced by $25.0 million semi-annually commencing from March 29, 2005 and will mature on September 28, 2006. The fair value of the two interest cap contracts at December 31, 2004 was $0.5 million.

(3)	In January 2003, we entered into an additional swap in connection with a previously executed swap in 2001. The previously executed interest rate swap contract is in respect of the fixed-rate obligations associated with $200.0 million of the Convertible Notes, with the effect of swapping the fixed-rate interest obligations to a floating-rate obligation based on LIBOR rates to hedge against fair value risk. The fixed-rate obligations on the convertible notes are payable semi-annually on April 2 and October 2 of each year, commencing October 2, 2001. The additional swap has incorporated the hedging of the accreting portion of the bond that was not included in the original swap, thereby increasing the hedge effectiveness. The fair value of the two interest rate swap contracts at December 31, 2004 was $12.9 million.

In August 2003, we entered into an interest rate swap contract in respect of the fixed-rate obligations associated with $375.0 million of the Convertible Notes issued in April 2001, with the effect of swapping the fixed-rate interest obligations to a floating-rate obligation based on LIBOR rates to hedge against fair value risk. The swap also incorporated hedging of the accreting portion of the convertible notes. The fair value of this interest rate swap contract at December 31, 2004 was $48.4 million.

(4)	Other long-term debt includes the cumulative fair value change due to changes in interest rates of the Convertible Notes. This change is recorded because the company has entered into interest rate swap contracts that have the effect of swapping the fixed-rate interest to a floating rate. The Company designated these derivative instruments as fair value hedges and carried the same at fair value.

As of December 31, 2004, 6.0% of our outstanding debt obligations bore fixed interest rates. We have no cash flow or earnings exposure due to market interest rate changes for our fixed debt obligations. 94.0% of our outstanding debt obligations bear floating interest rates (inclusive of the $575 million fixed rate interest obligations associated with the Convertible Notes which was swapped into a floating rate obligation). We have cash flow and earnings exposure due to market interest rate changes for our floating debt obligations. A half percentage point change in interest rates would affect our interest payments by 16.1% annually.

Foreign currency risk

Our foreign currency exposures give rise to market risk associated with exchange rate movements of the U.S. dollar, which is our functional currency, against the Japanese yen, the Singapore dollar and the Euro. A substantial part of our debt is denominated in foreign currencies, primarily Singapore dollar. Substantially all of our revenue was denominated in U.S. dollars during 2004 and as a result, we had relatively little foreign currency exchange risk with respect to any of our revenue. In 2004, approximately 21% of our cost of revenue was denominated in Singapore dollars. In addition, approximately 55% of our capital expenditures were denominated in U.S. dollars, approximately 17% were denominated in Euro, approximately 24% were denominated in Japanese yen and approximately 4% were denominated in Singapore dollars.

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

	As of December 31, 2004
	Expected Maturity Date Of Notional Amounts				As of December 31, 2003
	(in Thousands, except exchange rates)				(in Thousands)
FORWARD FOREIGN
EXCHANGE AGREEMENTS	2005	Thereafter	Total	Fair Value	Total	Fair Value
(Receive Yen/Pay US$)
Contract Amount	$69,210	—	$69,210	$2,520	$11,614	$958
Average Contractual Exchange Rate	108.21	—
(Receive S$/Pay US$)
Contract Amount	$47,842	—	$47,842	$1,760	$81,983	$1,516
Average Contractual Exchange Rate	1.70	—
(Receive Euros/Pay US$)
Contract Amount	$26,760	—	$26,760	$2,857	$3,295	$354
Average Contractual Exchange Rate	1.24	—

Total Contract Amount	$143,812	—	$143,812	$7,137	$96,892	$2,828

	As of December 31, 2004
	Expected Maturity Date Of Notional Amounts					As of December 31, 2003
	(in Thousands)					(in Thousands)
	2005	2006	Thereafter	Total	Fair Value	Total	Fair Value
CROSS CURRENCY SWAP
(Swapping S$ into US$) Contract Amount(1)	$30,395	$15,198	—	$45,593	$(5)	$73,225	$(4,495)

Total	$30,395	$15,198	—	$45,593	$(5)	$73,225	$(4,495)

(1)	We have entered into a cross currency swap to convert one of the Singapore dollar fixed rate loans to a U.S. dollar denominated fixed rate instrument.

	As of December 31, 2004			As of December 31, 2003
	(in Thousands, except percentages)			(in Thousands, except percentages)
	Carrying	Amount	Percentage	Carrying	Amount	Percentage
	Amount	Hedged	Hedged	Amount	Hedged	Hedged
NON-U.S. DOLLAR LIABILITIES
Accounts Payable
Japanese Yen	$44,473	$44,473	100%	$4,158	$4,158	100%
Singapore dollar	11,321	11,321	100	15,383	15,383	100
Others	18,359	18,359	100	1,876	1,876	100
Foreign Currency Loan
Singapore dollar	73,650	73,650	100	127,299	127,299	100
Future Interest Payable on Debt
Singapore dollar	1,445	1,445	100	2,507	2,507	100

Total	$149,248	$149,248	100%	$151,223	$151,223	100%

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15.	CONTROLS AND PROCEDURES

The company maintains disclosure controls and procedures that are designed to ensure that information required to be disclosed in the Company’s Exchange Act reports is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to the company’s management, including its Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. In designing and evaluating the disclosure controls and procedures, management recognized that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, and management necessarily was required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures. Also, the company has investments in certain unconsolidated entities. As the company’s ability to influence these entities is limited only to certain management and operational aspects, its disclosure controls and procedures with respect to such entities are necessarily limited compared to those it maintains with respect to its consolidated subsidiaries.

The company carried out an evaluation, under the supervision and with the participation of the company’s management, including the company’s Chief Executive Officer and the company’s Chief Financial Officer, of the effectiveness of the design and operation of the company’s disclosure controls and procedures as of December 31, 2004. Based on the foregoing, the company’s Chief Executive Officer and Chief Financial Officer concluded that the company’s disclosure controls and procedures were effective as of such date.

There have been no significant changes in the company’s internal controls or in other factors that could significantly affect the internal controls subsequent to the date the company completed its evaluation.

ITEM 16.

A. AUDIT COMMITTEE FINANCIAL EXPERT

Our Audit Committee members are Messrs. Philip Tan Yuen Fah (chairman), Sum Soon Lim, Robert E. La Blanc and Andre Borrel. Please see “Item 6. Directors, Senior Management and Employees” for their experience and qualifications. The Board has determined that as of the date of filing, none of these individuals meet all of the criteria required to be named an Audit Committee “Financial Expert”, as defined in the applicable rules of the Securities and Exchange Commission. In view of the very specific criteria required to be satisfied in order to qualify as an Audit Committee “Financial Expert”, the Board has not yet been able to identify the appropriate person.

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

C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

	Audit fees	Audit-related fees	Tax fees	All other fees	Total
	(in $ Thousands)
2003	466	109	157	1	733
2004	473	53	219	527	1,272

Audit-related fees

Services provided relate to assurance and related services that are reasonably related to the performance of the audit or review of our financial statements and which are not reported under “Audit fees”, including consultations regarding the accounting or disclosure treatment of transactions or events and/or the actual or potential impact of proposed rules, standards or interpretations by regulatory or standard setting bodies.

Tax fees

Services provided primarily consist of routine corporate tax advisory services and compilation of corporate tax returns.

All other fees

Services provided related to assistance with our compliance program pursuant to Section 404 of the Sarbanes-Oxley Act of 2002.

Our Audit Committee has established pre-approval policies and procedures for services to be performed by our Independent Auditors. Under our pre-approval policies and procedures, our Independent Auditors cannot perform services unless they are pre-approved by our Audit Committee. In April 2004 and February 2005, our Audit

Committee pre-approved a list of services that could be rendered by the Independent Auditors in 2004 and 2005 respectively. All of the services performed by our Independent Auditors in 2004 and 2005 were pre-approved by the Audit Committee. None of the services performed by our Independent Auditors were approved pursuant to paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

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

E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS.

None.

PART III

ITEM 17.	FINANCIAL STATEMENTS

See Item 18 for a list of financial statements filed under Item 17.

ITEM 18.	FINANCIAL STATEMENTS

The following financial statements are filed as part of this document, together with the report of the independent auditors:

Chartered Semiconductor Manufacturing Ltd., Consolidated Financial Statements

Independent Auditors’ Report

Consolidated Balance Sheets as of December 31, 2003 and 2004

Consolidated Statements of Operations for the years ended December 31, 2002, 2003 and 2004

Consolidated Statements of Comprehensive Income (Loss) for the years ended December 31, 2002, 2003 and 2004

Consolidated Statements of Shareholders’ Equity for the years ended December 31, 2002, 2003 and 2004

Consolidated Statements of Cash Flows for the years ended December 31, 2002, 2003 and 2004

Notes to Consolidated Financial Statements

Silicon Manufacturing Partners Pte Ltd, Financial Statements

Independent Auditors’ Report

Balance Sheets as of December 31, 2003 and 2004

Profit and Loss Accounts for the years ended December 31, 2002, 2003 and 2004

Statements of Changes in Equity for the years ended December 31, 2002, 2003 and 2004

Statements of Cash Flows for the years ended December 31, 2002, 2003 and 2004

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

4.1.1(4)
Credit Agreement dated September 28, 2000 by and among Chartered Silicon Partners Pte Ltd, the banks on the signature pages thereto, as Lenders, and ABN Amro Bank N.V., Singapore Branch, as agent and security trustee (the “CSP Second Phase Credit Agreement”).

4.1.2(7)
Supplemental Agreement dated September 18, 2003 by and among Chartered Silicon Partners Pte Ltd as Borrower, the banks on the signature pages thereto, as Lenders, and ABN Amro Bank N.V., Singapore Branch, as Agent and Security Trustee relating to the CSP Second Phase Credit Agreement.

4.1.3(5)
Subordination Agreement dated June 28, 2002 by and among the company, Chartered Silicon Partners Pte Ltd as Borrower and ABN Amro Bank N.V. Singapore Branch as Security Trustee, relating to the CSP Second Phase Credit Agreement.

4.1.4(5)
Letter dated June 26, 2002 from ABN Amro Bank N.V., Singapore Branch to Chartered Silicon Partners Pte Ltd amending the CSP Second Phase Credit Agreement by incorporating the Subordination Agreement relating to the CSP Second Phase Credit Agreement.

4.2(6)
Shareholders’ Undertaking dated December 14, 2000 by and among Chartered Silicon Partners Pte Ltd as Borrower, the company, EDB Investments Pte Ltd, Agilent Technologies Europe B.V., as Shareholders and ABN Amro Bank N.V., Singapore Branch as Security Trustee.

4.3(9)	Indenture dated as of April 2, 2001 by and between the company and Wells Fargo Bank Minnesota, National Association.

4.4(9)	Supplemental Indenture dated as of April 2, 2001 by and between the company and Wells Fargo Bank Minnesota, National Association.

4.5(21)(++)
Facility Agreement dated December 23, 2004 by and among the company as Borrower, JPMorgan Chase Bank, N.A. as Lender, Export-Import Bank of the United States and JPMorgan Chase Bank, N.A as Facility Agent.

4.6(21)(++)	Facility Agreement dated December 23, 2004 by and among the company as Borrower, Sumitomo Mitsui Banking Corporation and Oversea-Chinese Banking Corporation Limited as Lenders and Arrangers.

4.7(21)(++)	Facility Agreement dated December 23, 2004 by and between the company as Borrower and Sumitomo Mitsui Banking Corporation as Lender.

4.8(21)(++)	Facility Agreement dated December 22, 2004 by and between the company as Borrower and Bank of America as Lender.

4.9(21)(++)
Letter of Confirmation from Goldman Sachs International to the company dated August 12, 2004 supplementing the ISDA Master Agreement (Multicurrency — Cross Border) dated August 10, 2004 by and between the company and Goldman Sachs International, as counter-party together with the Schedule to the Master Agreement.

Strategic Alliances

CSP

4.10(10)
Deed of Accession and Ratification dated October 22, 2001 by and among the company, EDB Investments Pte Ltd, Agilent Technologies Europe B.V. and Singapex Investments Pte Ltd relating to the Joint Venture Agreement dated March 13, 1997, as amended and restated on October 23, 2001 (the “Restated Joint Venture Agreement” dated October 23, 2001).

4.11(10)	Amendment Agreement No. 1 dated January 31, 2002 to Restated Joint Venture Agreement dated

October 23, 2001.

4.12(2)(+)	Assured Supply and Demand Agreement dated July 4, 1997 by and among the company, Chartered Silicon Partners Pte Ltd and Hewlett-Packard Company.

4.13(2)(+)
Amendment Agreement No. 2 to Assured Supply and Demand Agreement dated June 17, 1999 by and among the company, Chartered Silicon Partners Pte Ltd and Hewlett-Packard Company, which replaces the amendments contained in Amendment Agreement No. 1 to Assured Supply and Demand Agreement dated November 5, 1998.

4.14(3)
Novation and Amendment Agreement dated November 9, 1999 by and among Chartered Silicon Partners Pte Ltd, the company, Hewlett-Packard Company and Agilent Technologies, Inc. relating to the Assured Supply and Demand Agreement 64-225 dated July 4, 1997, as amended.

SMP

4.15(2)(+)	Joint Venture Agreement dated December 19, 1997 by and between the company and Lucent Technologies Microelectronics Pte Ltd.

4.16(20)
Supplemental Agreement dated September 17, 2004 to the Joint Venture Agreement dated December 19, 1997 by and between the company and Agere Systems Singapore Pte Ltd. (formerly known as “Lucent Technologies Microelectronics Pte. Ltd.”).

4.17(2)(+)	Assured Supply and Demand Agreement dated February 17, 1998 by and among the company, Silicon Manufacturing Partners Pte Ltd and Lucent Technologies Microelectronics Pte Ltd.

4.18(2)(+)	Supplemental Assured Supply and Demand Agreement dated September 3, 1999 by and among the company, Silicon Manufacturing Partners Pte Ltd and Lucent Technologies Microelectronics Pte. Ltd.

4.19(2)(+)	License and Technology Transfer Agreement dated February 17, 1998 by and among the company, Lucent Technologies Microelectronics Pte. Ltd. and Silicon Manufacturing Partners Pte Ltd.

4.20(13)(+)
Amendment Agreement (No. 1) to License and Technology Transfer Agreement dated July 27, 2000 by and between the company, Lucent Technologies Microelectronics Pte. Ltd. and Silicon Manufacturing Partners Pte Ltd.

4.21(11)(+)
Amendment Agreement (No. 2) dated March 22, 2001 to License and Technology Transfer Agreement dated February 17, 1998 by and between the company, Agere Systems Singapore Pte Ltd (formerly known as “Lucent Technologies Microelectronics Pte. Ltd.”) and Silicon Manufacturing Partners Pte Ltd.

4.22(12)(+)
Amendment Agreement (No. 3) dated March 28, 2002 to License and Technology Transfer Agreement dated February 17, 1998 by and among the company, Agere Systems Singapore Pte Ltd (formerly known as “Lucent Technologies Microelectronics Pte. Ltd.”) and Silicon Manufacturing Partners Pte Ltd.

4.23(7)(+)
Amendment Agreement (No. 4) dated July 1, 2003 to License and Technology Transfer Agreement dated February 17, 1998 by and among the company, Agere Systems Singapore Pte Ltd (formerly known as “Lucent Technologies Microelectronics Pte. Ltd.”) and Silicon Manufacturing Partners Pte Ltd.

Technology transfer, license, joint development and other related agreements

Agere/Lucent

4.24(2)(+)	Technology Transfer Agreement dated February 17, 1998 by and between the company and Lucent Technologies Inc.

4.25(11)(+)	Amendment Agreement (No. 1) dated July 31, 2000 to Technology Transfer Agreement dated February 17, 1998 between Lucent Technologies Inc. and the company.

4.26(11)(+)
Amendment Agreement (No. 2) dated March 20, 2001 to Technology Transfer Agreement dated February 17, 1998 between Agere Systems Inc. (formerly known as the “Microelectronics Group of Lucent Technologies Inc.”) and the company.

4.27(11)(+)
Amendment Agreement (No. 3) dated March 28, 2002 to Technology Transfer Agreement dated February 17, 1998 between Agere Systems Inc. (formerly known as the “Microelectronics Group of Lucent Technologies Inc.”) and the company.

4.28(2)(+)	Patent License Agreement dated January 1, 1998 by and between the company and Lucent Technologies Inc.

4.29(17)(+)	Patent License Agreement Amendment dated August 3, 2000 by and between the company and Lucent Technologies Inc.

4.30(13)	Letter Agreement dated September 26, 2002 by and between the company and Agere Systems Inc. amending the Patent License Agreement between the parties dated January 1, 1998.

Toshiba

4.31(2)(+)	Patent Cross License Agreement dated August 12, 1999 by and between the company and Toshiba Corporation.

IBM

4.32(10)(+)	Patent Cross-License Agreement dated January 1, 2001 by and between the company and International Business Machines Corporation.

4.33(14)(+)	Amendment No. 1 dated November 26, 2002 to Patent License Agreement dated January 1, 2001 by and between the company and International Business Machines Corporation.

4.34(14)(+)	“SF” Process Development and Cost Sharing Agreement dated November 26, 2002 by and between the company and International Business Machines Corporation.

4.35(14)(+)	Copper / Related FEOL Technology License Agreement dated November 26, 2002 by and between the company and International Business Machines Corporation.

4.36(15)(+)	Amendment No. 1 dated June 26, 2003 to “SF” Process Development and Cost Sharing Agreement dated November 26, 2002 by and between the company and International Business Machines Corporation.

4.37(19)(+)
Amended and Restated Amendment No. 2 dated March 9, 2004 to the “SF” Process Development and Cost Sharing Agreement dated November 26, 2002 by and between the company and International Business Machines Corporation.

4.38(21)(++)	Amendment No. 3 dated November 5, 2004 to “SF” Process Development and Cost Sharing Agreement dated November 26, 2002 by and between the company and International Business Machines Corporation.

4.39(21)(++)	Amendment No. 4 dated December 15, 2004 to “SF” Process Development and Cost Sharing Agreement dated November 26, 2002 by and between the company and International Business Machines Corporation.

4.40(14)(+)	Refundable Cross Deposit Agreement dated November 26, 2002 by and between the company and International Business Machines Corporation.

4.41(18)(+)	First Supplemental Agreement dated December 19, 2003 to the Refundable Cross Deposit Agreement dated November 26, 2002 by and between the company and International Business

Machines Corporation.

IBM, Infineon and Samsung

4.42(19)(+)
“SF” Process 65nm/45nm Development and Cost Sharing Agreement dated March 5, 2004 by and among the company, International Business Machines Corporation, Infineon Technologies AG and Samsung Electronics Co., Ltd.

Motorola

4.43(7)(+)	Patent License Agreement dated July 1, 2003 by and between the company and Motorola, Inc.

Property Agreements

Fab 1

4.44(8)	Lease of Lot 2164 Mukim 3-2 Science Park Drive dated January 18, 1995 by and between Ascendas Land (Singapore) Pte Ltd (formerly known as “Technology Parks Private Limited”) and the company.

Fab 2

4.45(21)	Sub-Lease dated October 19, 2004 by and between Singapore Technologies Pte Ltd and the company relating to Private Lots A12787 and A12787(a) Mukim No. 13 Sembawang.

Fab 3

4.46(8)	Sub-Lease dated February 17, 1998 by and between the company and Silicon Manufacturing Partners Pte Ltd.

4.47(21)	Sub-Lease dated October 19, 2004 by and between Singapore Technologies Pte Ltd and the company relating to Private Lot A12787(b) Mukim No. 13.

Fab 6

4.48(8)	Building Agreement relating to Private Lot A12787(d) Mukim No. 13 Sembawang dated September 24, 1999 by and between Jurong Town Corporation and Singapore Technologies Pte Ltd.

4.49(8)	Agreement for Sub-License and Sub-Lease (Private Lot A12787(d)) dated September 24, 1999 by and between Singapore Technologies Pte Ltd and Chartered Silicon Partners Pte Ltd.

4.50(21)
Novation Agreement dated December 31, 2004 by and among Singapore Technologies Pte Ltd, Terra Investments Pte. Ltd. and Chartered Silicon Partners Pte Ltd relating to the Agreement for Sub-License and Sub-Lease (Private Lot A12787(d)) dated September 24, 1999.

Fab 7

4.51(16)	Agreement for Sub-License and Sub-Lease (Private Lot A12787(e)) dated July 30, 2001 by and between Singapore Technologies Pte Ltd and the company.

4.52(16)
Building Agreement relating to Private Lot A12787(e) Woodlands Industrial Park D, G.S. No. 3696K, Mukim No. 13 dated July 30, 2001 by and between Jurong Town Corporation and Singapore Technologies Pte Ltd.

4.53(21)
Novation Agreement dated December 31, 2004 by and among Singapore Technologies Pte Ltd, Terra Investments Pte. Ltd. and the company relating to the Agreement for Sub-License and Sub-Lease (Private Lot A12787(e)) dated July 30, 2001.

Related Party Agreements

4.54(14)	Amended and Restated Turnkey Subcontract Agreement for Sort, Assembly and/or Final Test

Services dated October 30, 2002 by and between the company and ST Assembly Test Services Ltd.

4.55(18)	Mr. Chia Song Hwee’s, President and CEO, Contract of Employment.

8(14)	Table of the company’s subsidiaries.

10(21)	Consent of KPMG.

12.1(21)	Certification of the President and Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2(21)	Certification of the Vice President and Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1(21)	Certification of the President and Chief Executive Officer pursuant to 18 U.S.C Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2(21)	Certification of the Vice President and Chief Financial Officer pursuant to 18 U.S.C Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

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

(3)
Submitted as an exhibit to our company’s Current Report on Form 6-K (File No. 000-27811), as submitted with the Securities and Exchange Commission on November 23, 1999, which exhibit is incorporated herein by reference.

(4)
Submitted as an exhibit to our company’s Current Report on Form 6-K (File No. 000-27811), as submitted with the Securities and Exchange Commission on September 28, 2000, which exhibit is incorporated herein by reference.

(5)
Submitted as an exhibit to our company’s Second Quarterly Report 2002 on Form 6-K (File No. 000-27811), as submitted with the Securities and Exchange Commission on August 14, 2002, which exhibit is incorporated herein by reference.

(6)
Filed as an exhibit to our company’s Annual Report on Form 20-F (File No. 000-27811), as filed with the Securities and Exchange Commission on March 21, 2001, which exhibit is incorporated herein by reference.

(7)
Submitted as an exhibit to our company’s Third Quarterly Report 2003 on Form 6-K (File No. 000-27811), as submitted with the Securities and Exchange Commission on November 13, 2003, which exhibit is incorporated herein by reference.

(8)	Filed as an exhibit to our company’s Registration Statement on Form F-1 (Registration No. 333-88397), as filed with the Securities and Exchange Commission on October 4, 1999.

(9)
Submitted as an exhibit to our company’s Current Report on Form 6-K (File No. 000-27811), as submitted with the Securities and Exchange Commission on April 4, 2001, which exhibit is incorporated herein by reference.

(10)
Filed as an exhibit to our company’s Annual Report on Form 20-F (File No. 000-27811), as filed with the Securities and Exchange Commission on March 11, 2002, which exhibit is incorporated herein by reference.

(11)
Submitted as an exhibit to our company’s First Quarterly Report 2001 on Form 6-K (File No. 000-27811), as submitted with the Securities and Exchange Commission on May 15, 2001, which exhibit is incorporated herein by reference.

(12)
Submitted as an exhibit to our company’s First Quarterly Report 2002 on Form 6-K (File No. 000-27811), as submitted with the Securities and Exchange Commission on May 14, 2002, which exhibit is incorporated herein by reference.

(13)
Submitted as an exhibit to our company’s Third Quarterly Report 2002 on Form 6-K (File No. 000-27811), as submitted with the Securities and Exchange Commission on November 14, 2002, which exhibit is incorporated herein by reference.

(14)
Filed as an exhibit to our company’s Annual Report on Form 20-F (File No. 000-27811), as filed with the Securities and Exchange Commission on March 13, 2003, which exhibit is incorporated herein by reference.

(15)
Submitted as an exhibit to our company’s Second Quarterly Report 2003 on Form 6-K (File No. 000-27811), as submitted with the Securities and Exchange Commission on August 13, 2003, which exhibit is incorporated herein by reference.

(16)
Submitted as an exhibit to our company’s Third Quarterly Report 2001 on Form 6-K (File No. 000-27811), as submitted with the Securities and Exchange Commission on November 14, 2001, which exhibit is incorporated herein by reference.

(17)
Submitted as an exhibit to our company’s Current Report on Form 6-K (File No. 000-27811), as submitted with the Securities and Exchange Commission on November 14, 2000, which exhibit is incorporated herein by reference.

(18)
Filed as an exhibit to our company’s Annual Report on Form 20-F (File No. 000-27811), as filed with the Securities and Exchange Commission on March 3, 2004, which exhibit is incorporated herein by reference.

(19)
Submitted as an exhibit to our company’s First Quarterly Report 2004 on Form 6-K (File No. 000-27811), as submitted with the Securities and Exchange Commission on May 10, 2004, which exhibit is incorporated herein by reference.

(20)
Submitted as an exhibit to our company’s Third Quarterly Report 2004 on Form 6-K (File No. 000-27811), as submitted with the Securities and Exchange Commission on November 8, 2004, which exhibit is incorporated herein by reference.

(21)	Filed herewith.

(+ )
Certain portions of this exhibit have been omitted pursuant to a confidential treatment order of the Securities and Exchange Commission. The omitted portions have been separately filed with the Commission.

(++ )
Certain portions of this exhibit have been omitted pursuant to a request for confidential treatment filed with the Securities and Exchange Commission. The omitted portions have been separately filed with the Commission.

SIGNATURES

The company certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized on this 7th day of March 2005.

CHARTERED SEMICONDUCTOR MANUFACTURING LTD
By:	/s/ George Thomas
	Name:	George Thomas
	Title:	Vice President and Chief Financial Officer

This annual report has been signed by the following persons in the capacities indicated:

SIGNATURE	TITLE	DATE

/s/ James A. Norling James A. Norling	Chairman of the Board	March 7, 2005
/s/ Lim Ming Seong Lim Ming Seong	Deputy Chairman of the Board	March 7, 2005
/s/ Chia Song Hwee Chia Song Hwee	President and Chief Executive Officer (principal executive officer)	March 7, 2005
/s/ George Thomas George Thomas	Vice President and Chief Financial Officer (principal financial and accounting officer)	March 7, 2005
/s/ Sum Soon Lim Sum Soon Lim	Director	March 7, 2005
/s/ Robert E. La Blanc Robert E. La Blanc	Director	March 7, 2005
/s/ Andre Borrel Andre Borrel	Director	March 7, 2005
/s/ Charles E. Thompson Charles E. Thompson	Director	March 7, 2005
/s/ Tsugio Makimoto Tsugio Makimoto	Director	March 7, 2005
/s/ Tay Siew Choon Tay Siew Choon	Director	March 7, 2005
/s/ Peter Seah Lim Huat Peter Seah Lim Huat	Director	March 7, 2005
/s/ Philip Tan Yuen Fah Philip tan yuen fah	Director	March 7, 2005

CHARTERED SEMICONDUCTOR MANUFACTURING LTD
AND SUBSIDIARIES

Financial Statements for the Years Ended
December 31, 2002, 2003 and 2004

CHARTERED SEMICONDUCTOR MANUFACTURING LTD
AND SUBSIDIARIES

FINANCIAL STATEMENTS INDEX

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders
Chartered Semiconductor Manufacturing Ltd:

We have audited the accompanying consolidated balance sheets of Chartered Semiconductor Manufacturing Ltd and subsidiaries as of December 31, 2003 and 2004, and the related consolidated statements of operations, comprehensive income (loss), shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2004. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Chartered Semiconductor Manufacturing Ltd and subsidiaries as of December 31, 2003 and 2004, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2004, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 22 to the consolidated financial statements, the Company changed its method of accounting for asset retirement obligations in 2003.

KPMG

Singapore
February 4, 2005

CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS — in US Dollars
As of December 31
In thousands

	2003	2004
ASSETS
Cash and cash equivalents	$905,472	$539,399
Term deposits	—	30,000
Receivables, net	141,146	133,636
Receivables from related parties	35,642	9,512
Inventories	56,433	72,159
Prepaid expenses	5,027	6,723
Other current assets	15,237	10,038

Total current assets	1,158,957	801,467
Investment in SMP	62,257	93,765
Property, plant and equipment, net	1,539,440	1,914,515
Technology licenses, net	126,713	121,953
Other non-current assets	133,660	158,312

Total assets	$3,021,027	$3,090,012

LIABILITIES AND SHAREHOLDERS’ EQUITY
Payables	60,553	147,661
Payables to related parties	10,990	4,687
Income taxes payable	28,607	23,421
Current installments of long-term debt	223,660	352,985
Other current liabilities	152,825	94,967

Total current liabilities	476,635	623,721
Long-term debt, excluding current installments	989,092	882,745
Other non-current liabilities	60,745	77,915

Total liabilities	1,526,472	1,584,381
Commitments and contingencies
Share capital: ordinary shares of S$0.26 par value Authorized 3,076,923 shares Issued and outstanding: 2,505,480 shares in 2003 and 2,509,238 shares in 2004	444,953	445,531
Additional paid-in capital	2,233,708	2,237,107
Accumulated deficit	(1,125,225)	(1,118,654)
Accumulated other comprehensive loss	(58,881)	(58,353)

Total shareholders’ equity	$1,494,555	$1,505,631

Total liabilities and shareholders’ equity	$3,021,027	$3,090,012

See accompanying notes to consolidated financial statements.

CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS — in US Dollars
For the Years Ended December 31
In thousands (except per share data)

	2002	2003	2004
Net revenue	$449,241	$551,911	$932,131
Cost of revenue	(628,726)	(648,330)	(769,318)

Gross profit (loss)	(179,485)	(96,419)	162,813

OPERATING EXPENSES
Research and development	95,285	124,057	118,281
Fab start-up costs	8,338	9,219	33,199
Sales and marketing	41,182	38,748	37,751
General and administrative	43,103	40,762	35,555
Other operating expenses (income), net	10,025	(11,001)	(10,699)

Total operating expenses	197,933	201,785	214,087

Operating loss	(377,418)	(298,204)	(51,274)
Equity in income (loss) of SMP	(84,846)	23,194	27,563
Other income	23,632	23,186	52,299
Interest income	16,637	12,168	11,530
Interest expense	(41,661)	(42,222)	(30,093)
Foreign exchange gain (loss), net	(1,966)	(733)	1,320

Income (loss) before income taxes and minority interest	(465,622)	(282,611)	11,345
Income tax expense	(7,029)	(11,671)	(4,774)

Income (loss) before minority interest	(472,651)	(294,282)	6,571
Minority interest in loss of CSP	55,563	9,491	—

Net income (loss) prior to cumulative effect adjustment	(417,088)	(284,791)	6,571
Cumulative effect adjustment for change in accounting principle	—	(6,421)	—

Net income (loss)	$(417,088)	$(291,212)	$6,571

Basic and diluted net earnings (loss) per share:
Prior to cumulative effect adjustment	$(0.23)	$(0.11)	$0.00
Cumulative effect adjustment	—	(0.01)	—

Net earnings (loss) per share	$(0.23)	$(0.12)	$0.00

Basic and diluted net earnings (loss) per ADS:
Prior to cumulative effect adjustment	$(2.32)	$(1.14)	$0.03
Cumulative effect adjustment	—	(0.02)	—

Net earnings (loss) per ADS	$(2.32)	$(1.16)	$0.03

Number of shares used in computing:
Basic net earnings (loss) per share	1,799,106	2,502,294	2,508,376
Effect of dilutive options	—	—	8,566

Diluted net earnings (loss) per share	1,799,106	2,502,294	2,516,942

Number of ADSs used in computing:
Basic net earnings (loss) per ADS	179,911	250,229	250,838
Effect of dilutive options	—	—	856

Diluted net earnings (loss) per ADS	179,911	250,229	251,694

See accompanying notes to consolidated financial statements.

CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS) — in US Dollars
For the Years Ended December 31
In thousands

	2002	2003	2004
Net income (loss)	$(417,088)	$(291,212)	$6,571
Net change in cash flow hedging activity derivative fair values	1,313	(207)	598
Share of cash flow hedging activity gains of SMP	1,009	5,298	3,945
Reclassification of cash flow hedging activity gains (losses) into earnings	(1,813)	1,003	(2,942)
Foreign currency translation	54	(1,716)	—
Unrealised losses on available for sale securities	—	(266)	(1,073)

Other comprehensive income	563	4,112	528

Comprehensive income (loss)	$(416,525)	$(287,100)	$7,099

See accompanying notes to consolidated financial statements.

CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY — in US Dollars
In thousands

					Accumulated
					Other	Total
			Additional		Compre-	Share-
			Paid-in	Accumulated	hensive	holders’
	Ordinary Shares		Capital	Deficit	Loss	Equity
	No.	$	$	$	$	$
Balance at January 1, 2002	1,383,756	280,480	1,782,633	(416,925)	(63,556)	1,582,632
Net loss	—	—	—	(417,088)	—	(417,088)
Other comprehensive income	—	—	—	—	563	563
Issuance of shares	3,799	547	4,750	—	—	5,297
Rights offering, net of expenses	1,109,624	162,686	448,964	—	—	611,650
Employee stock compensation	—	—	(253)	—	—	(253)
Non-employee stock compensation	—	—	2,658	—	—	2,658

Balance at December 31, 2002	2,497,179	443,713	2,238,752	(834,013)	(62,993)	1,785,459
Net loss	—	—	—	(291,212)	—	(291,212)
Other comprehensive income	—	—	—	—	4,112	4,112
Issuance of shares	8,301	1,240	1,753	—	—	2,993
Employee stock compensation	—	—	4	—	—	4
Non-employee stock compensation	—	—	(6,801)	—	—	(6,801)

Balance at December 31, 2003	2,505,480	444,953	2,233,708	(1,125,225)	(58,881)	1,494,555
Net income	—	—	—	6,571	—	6,571
Other comprehensive income	—	—	—	—	528	528
Issuance of shares	3,758	578	1,423	—	—	2,001
Employee stock compensation	—	—	3	—	—	3
Non-employee stock compensation	—	—	173	—	—	173
Others	—	—	1,800	—	—	1,800

Balance at December 31, 2004	2,509,238	445,531	2,237,107	(1,118,654)	(58,353)	1,505,631

See accompanying notes to consolidated financial statements.

CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS — in US Dollars
For the Years Ended December 31
In thousands

	2002	2003	2004
Operating Activities
Net income (loss)	$(417,088)	$(291,212)	$6,571
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Cumulative effect adjustment	—	6,421	—
Equity in loss (income) of SMP	44,651	(23,194)	(27,563)
Depreciation and amortization	452,417	439,283	437,590
Foreign exchange loss (gain), net	(1,642)	26	(19)
Gain on disposal of property, plant and equipment	(784)	(5,917)	(11,703)
Cancellation of employee bonus award plan	—	(27,531)	—
Minority interest in loss of CSP	(55,563)	(9,491)	—
Stock-based compensation	(253)	4	3
Others	6,093	5,547	(7,035)
Change in operating working capital:
Receivables	14,340	(44,065)	2,555
Receivables and payables with related parties, net	(30,661)	(7,873)	7,509
Inventories	(8,509)	(35,158)	(15,726)
Prepaid expenses and other current assets	(2,176)	(946)	(180)
Payables and other current liabilities	(7,651)	34,160	(55,132)
Income taxes payable	(4,089)	8,029	(5,186)

Net cash provided by (used in) operating activities	(10,915)	48,083	331,684
Investing Activities
Payments for property, plant and equipment	(419,501)	(220,761)	(686,252)
Payments for technology licenses	(48,803)	(59,705)	(37,083)
Payments for deposits and other assets	—	(110,000)	(65,000)
Proceeds from sale of property, plant and equipment	6,085	6,119	31,217
Receipts related to refund of deposits and other assets	14,893	—	24,403

Net cash used in investing activities	(447,326)	(384,347)	(732,715)
Financing Activities
Debt
Borrowings	228,000	125,000	318,000
Repayments	(206,176)	(65,033)	(287,312)
Customer deposits, net	(11,599)	(32,123)	450
Issuance of ordinary shares	616,947	2,993	2,001
Others	—	—	1,800

Net cash provided by financing activities	627,172	30,837	34,939
Net increase (decrease) in cash and cash equivalents	168,931	(305,427)	(366,092)
Effect of exchange rate changes on cash and cash equivalents	378	(26)	19
Cash and cash equivalents at the beginning of the year	1,041,616	1,210,925	905,472

Cash and cash equivalents at the end of the year	$1,210,925	$905,472	$539,399

Supplemental Cash Flow Information
Interest paid (net of amounts capitalized)	$27,099	$26,407	$18,215
Income taxes paid	$10,956	$6,291	$11,276
Non-cash investing and financing activities:
Equity securities received from sale of technology and equipment	$—	$—	$11,708

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

The Company’s majority shareholder is Singapore Technologies Semiconductors Pte Ltd (“ST Semiconductors”), which until December 31, 2004, was 100% owned by Singapore Technologies Pte Ltd (“ST”). ST is ultimately wholly-owned by Temasek Holdings (Private) Limited (“Temasek”). Temasek is a holding company through which corporate investments of the government of Singapore are held. On December 31, 2004, Temasek acquired ST’s shareholdings in ST Semiconductors as part of a plan to manage Temasek’s capital structure more efficiently (“ST Restructuring”).

Chartered Silicon Partners Pte Ltd (“CSP”) was formed in March 1997. The Company, EDB Investments Pte Ltd, Agilent Technologies Europe B.V. and Singapex Investments Pte Ltd own a 51%, 26.5%, 15% and 7.5% equity interest in CSP, respectively.

CSP is accounted for as a consolidated subsidiary. Due to cumulative losses, the losses applicable to the minority interest exceeded the minority interest in the equity capital of CSP during 2003. Therefore the excess and further losses applicable to the minority interest have been charged to the consolidated statements of operations from that point forward.

In January 1998, the Company and Lucent Technologies Microelectronics Pte Ltd, subsequently renamed Agere Systems Singapore Pte Ltd (“Agere”), formed Silicon Manufacturing Partners Pte Ltd (“SMP”), in which the Company has a 49% equity interest. The Company accounts for SMP using the equity method.

(b)	Accounting Principles

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”).

The consolidated financial statements reflect the consolidated accounts of Chartered Semiconductor Manufacturing Ltd and its majority-owned and controlled affiliates. All significant intercompany accounts and transactions have been eliminated in consolidation. Where losses applicable to the minority interest in a subsidiary exceed the minority interest in the equity capital of the subsidiary, such excess and any further losses applicable to the minority interest have been charged to the Company’s consolidated statements of operations, unless the minority interest has a binding obligation, and is able, to make good the losses. When the subsidiary subsequently reports profits, the profits applicable to the minority interest are taken to the consolidated statements of operations until the minority interest’s share of losses previously taken to the consolidated statements of operations is fully recovered.

(c)	Reclassifications

Certain reclassifications have been made in prior years’ financial statements to conform to classifications used in the current year.

CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — in US Dollars
In thousands (except per share data)

(d)	Use of Estimates

The preparation of the consolidated financial statements in accordance with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported revenues and expenses during the reporting period. Significant items subject to such estimates and judgements include the recoverability of the carrying value of long-lived assets, the realizability of deferred income tax assets and inventories, and the fair value of stock-based employee compensation awards. Actual results could differ from these estimates.

(e)	Foreign Currency

The Company and its subsidiaries utilize the US dollar as their functional currency. Assets and liabilities which are denominated in foreign currencies are translated into the functional currency at the rates of exchange prevailing at the balance sheet date. Foreign currency transactions are translated using the exchange rates prevailing at the date of transactions. Foreign exchange gains or losses, resulting from the settlement of foreign currency transactions and from the translation at financial year-end exchange rates of assets and liabilities denominated in foreign currencies, are included in the line item “foreign currency exchange gain (loss), net” in the consolidated statements of operations.

(f)	Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of receivables and derivative financial instruments. The Company is an independent foundry that fabricates integrated circuits on silicon wafers for customers in the semiconductor industry. The five largest customers of the Company accounted for 53%, 41% and 52% of net revenue in the years ended December 31, 2002, 2003 and 2004, respectively. Total accounts receivable from these customers was $58,963 and $49,521 at December 31, 2003 and 2004, respectively. As a result, loss or cancellation of business from, or significant changes in scheduled deliveries or decreases in the prices of products sold to any of these customers could materially and adversely affect the Company’s results of operations or financial position. The Company believes that the concentration of its credit risk in trade receivables is mitigated substantially by its credit evaluation process, credit policies and credit control and collection procedures.

The Company’s cash and cash equivalents and term deposits are placed with major international banks and financial institutions with specific minimum credit standards. Cash and cash equivalents and term deposits with a particular bank accounted for 44% and 43% of total balances at December 31, 2003 and 2004, respectively.

The amounts subject to credit risk related to derivative instruments are generally limited to the amounts, if any, by which a counterparty’s obligations exceed the obligations of the Company with that counterparty. The risk management practices are further described in Note 17. During the year, certain of the Company’s treasury management activities were undertaken by ST or carried out together with other companies in the Temasek Group as further described in Note 2.

(g)	Cash and Cash Equivalents

Cash equivalents consist of highly liquid investments that are readily convertible into cash and have original maturities of three months or less.

CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — in US Dollars
In thousands (except per share data)

(h)	Derivative Instruments and Hedging Activities

In accordance with Statement of Financial Accounting Standards (“SFAS”) No. 133, “Accounting for Derivative Instruments and Certain Hedging Activities”, as amended, the Company records derivatives on the balance sheet as assets or liabilities measured at fair value.

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

Changes in the fair value of derivatives that are highly effective and that are designated and qualify as fair-value hedges are recorded in earnings as interest expense, along with the loss or gain on the hedged assets or liabilities or unrecognized firm commitment of the hedged item that are attributable to the hedged risks. Changes in the fair value of derivatives that are highly effective and that are designated and qualify as cash-flow hedges are recorded in other comprehensive income, until earnings are affected by the variability in cash flows of the designated hedged items. Changes in the fair value of derivatives that are highly effective as hedges and that are designated and qualify as foreign-currency hedges are recorded in either earnings or other comprehensive income, depending on whether the hedge transaction is a fair-value hedge or a cash-flow hedge. Changes in the fair value of derivative instruments that are not designated as part of a hedging relationship are reported in current period earnings.

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

CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — in US Dollars
In thousands (except per share data)

(i)	Inventories

Inventories are stated at the lower of standard cost, which approximates actual cost determined on the weighted average basis, or market (net realizable value). For work-in-progress and manufactured inventories, cost consists of the cost of raw materials, direct labor and an appropriate proportion of production overheads. Labor and overhead costs are allocated to each step in the wafer production process based on normal fab capacity utilization, with un-recovered costs arising from abnormal underutilization of capacity expensed as incurred.

(j)	Technology Licenses

Technology license agreements are stated at cost and amortized on the straight-line basis over the shorter of the expected technology life or the license period.

(k)	Property, Plant and Equipment

Property, plant and equipment are stated at cost less accumulated depreciation. Depreciation is calculated on the straight-line method over the following periods:

Buildings	—	20 years (or, if shorter, the remaining period of the lease of the land on which the buildings are erected)
Mechanical and electrical installations	—	10 years
Equipment and machinery	—	5 years
Office and computer equipment	—	2 to 5 years

The Company capitalizes interest with respect to major assets under installation and construction until such assets are ready for use. Interest capitalized is based on the average cost of the Company’s pooled borrowings. Repairs and replacements of a routine nature are expensed, while those that extend the life of an asset are capitalized. Upon retirement or disposal of assets, the cost and related accumulated depreciation are removed from the consolidated balance sheets and any gain or loss is included in the consolidated statements of operations.

(l)	Impairment of Long-Lived Assets and Intangible Assets

The Company reviews long-lived assets and certain identifiable intangibles for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Recoverability of long-lived asset groups to be held and used are measured by a comparison of the carrying amount to the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset group. If an asset group is considered to be impaired, the impairment loss is measured as the amount by which the carrying amount of the long-lived assets exceed their fair value.

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

CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — in US Dollars
In thousands (except per share data)

(m)	Marketable securities

Marketable securities classified as available-for-sale are recorded at fair value as determined by the most recently quoted market price of each security at the balance sheet date. Unrealized gains and losses, net of the related tax effect, on available-for-sale securities are excluded from earnings and are reported as a component of other comprehensive income (loss) until realized. Realized gains and losses from the sale of available-for-sale securities are determined on a specific-identification basis. A decline in the market value of any available-for-sale security below cost that is deemed to be other than temporary will result in an impairment, which is charged to earnings.

(n)	Revenue Recognition

The Company derives revenue primarily from fabricating semiconductor wafers, and to a lesser extent, for certain arrangements, from providing associated subcontracted assembly and test services, and pre-fabrication services such as engineering services.

In accordance with Securities and Exchange Commission Staff Accounting Bulletin No. 104 (“SAB 104”), revenue from the production of wafers is recognized upon shipment provided title and risk of loss has passed to the customer, there is evidence of an arrangement, fees are fixed or determinable and collectibility is reasonably assured. Revenue represents the invoiced value of goods and services supplied excluding goods and services tax, less allowances for estimated sales returns. The Company estimates allowances for sales returns based on historical experience and management’s estimate of the level of future claims. Additionally, the Company accrues for specific items at the time their existence is known and amounts are estimable.

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

(o)	Grants

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

CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — in US Dollars
In thousands (except per share data)

(p)	Stock-Based Employee Compensation

The Company measures stock-based employee compensation cost for financial statement purposes in accordance with the intrinsic method of Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” (“APB 25”) and related interpretations. Employee compensation cost is measured as the excess of fair market value of the stock subject to the option at the grant date over the exercise price of the option.

Compensation cost for stock options granted to non-employees, primarily employees of SMP, are measured in accordance with the fair-value method as the fair market value of the stock options based upon an option pricing model. This cost is recognized over the period in which the options vest in accordance with SFAS No. 123, “Accounting for Stock-Based Compensation”, as amended by SFAS No. 148, “Accounting for Stock-Based Compensation — Transition and Disclosure”.

Had the Company determined employee compensation cost based on the fair value at the grant date for its share options under SFAS No. 123, as amended by SFAS No. 148, the Company’s net income (loss) would have changed to the pro forma amounts indicated below:

	2002	2003	2004
Stock-based employee compensation cost
As reported (intrinsic method)	$(253)	$4	$3
Pro forma (fair-value method)	$49,921	$13,526	$16,744
Net income (loss)
As reported	$(417,088)	$(291,212)	$6,571
Pro forma	$(467,262)	$(304,734)	$(10,170)
Basic and diluted net earnings (loss) per share
As reported	$(0.23)	$(0.12)	$0.00
Pro forma	$(0.26)	$(0.12)	$(0.00)
Basic and diluted net earnings (loss) per ADS
As reported	$(2.32)	$(1.16)	$0.03
Pro forma	$(2.60)	$(1.22)	$(0.04)

(q)	Product Warranties

The Company guarantees that products will meet the stated functionality as agreed to in each sales arrangement. The Company provides for the estimated warranty costs under these guarantees based upon historical experience and management’s estimate of the level of future claims, and accrues for specific items at the time their existence is known and the amounts are estimable. Expenses for warranty costs were not significant in any of the years presented.

CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — in US Dollars
In thousands (except per share data)

(r)	Fab Start-up Costs

The Company expenses costs related to start-up activities, including fab start-up costs, as they are incurred. Such costs primarily include employee related expenses and engineering activities associated with the start-up of a fab.

(s)	Income Taxes

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

(t)	Net Income (Loss) Per Share

Basic net income (loss) per share is computed using the weighted-average number of common shares outstanding. Diluted net income (loss) per share is computed using the weighted average number of common shares outstanding and dilutive potential common shares from the assumed exercise of options outstanding during the period, if any, using the treasury stock method plus other potentially dilutive securities outstanding, such as convertible notes. The share and ADS amounts for 2002 have been adjusted for the bonus element of an eight-for-ten rights offering completed in October 2002. The bonus element arises because the exercise price of the shares at issuance was less than their fair value, and is imputed as the number of shares issued that exceeds the expected number of shares. The expected number of shares is calculated using the fair value per share immediately prior to the rights exercise compared to the actual proceeds of the rights exercise.

The Company excluded potentially dilutive securities for each period presented from its diluted net income (loss) per share computation because either the exercise price of the securities exceeded the average fair value of the Company’s common stock or the Company had net losses, and therefore these securities were anti-dilutive. A summary of the excluded potentially dilutive securities and the range of related exercise prices are as follows:

	Years ended December 31,
	2002	2003	2004
Convertible debt and call options	214,792	214,792	429,584
Stock options	99,693	104,223	98,468

The conversion price of convertible debt outstanding was S$4.7980 per share (equivalent to approximately US$26.7701 per ADS) as of December 31, 2004. The weighted average exercise prices of options outstanding were $3.49, $2.67 and $2.36 as of December 31, 2002, 2003 and 2004, respectively. The excluded stock options have per share exercise prices ranging from $0.46 to $8.31, $0.39 to $8.31 and $0.63 to $8.31 for the years ended December 31, 2002, 2003 and 2004, respectively. The excluded call options have per share exercise price of $0.93.

CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — in US Dollars
In thousands (except per share data)

(u)	Recent Accounting Pronouncements

In March 2004, a consensus was reached on Financial Accounting Standards Board (“FASB”) Emerging Issues Task Force Issue 03-01, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments” (“EITF 03-01”) regarding recognition and measurement guidance in addressing other-than-temporary impairment evaluations. To assess for other-than-temporary impairments, EITF 03-01 prescribes three sequential steps, the second and third being performed only if the prior step indicates it is necessary. The first step is to determine whether the investment is impaired. If so, the next step is to determine whether the impairment is other-than-temporary. If it is other-than-temporary, the third and final step is to recognize the impairment loss in earnings. The recognition and measurement guidance in EITF 03-01 is effective for reporting periods beginning after June 15, 2004. In September 2004, the FASB issued FASB Staff Position No. 03-1-1 to delay the effective date for the recognition and measurement guidance of EITF 03-01. During the period of delay, an entity holding investments should continue to apply relevant and existing “other-than-temporary” guidance as applicable. EITF 03-01 also requires additional disclosures on investments accounted for under the cost method, which is effective for fiscal periods ending after June 15, 2004. The consensus does not apply to investments accounted for under the equity method. The adoption of EITF 03-01 did not have an impact on the Company’s financial condition and consolidated statements of operations.

In September 2004, a consensus was reached on EITF 04-08 “The Effect of Contingently Convertible Instruments on Diluted Earnings per Share” in that all instruments that have embedded conversion features that are contingent on market conditions indexed to an issuer’s share price should be included in diluted earnings per share computation regardless of whether the market conditions have been met. For purposes of this issue, contingently convertible instruments are instruments that have embedded conversion features that are contingently convertible or exercisable based on a market price trigger or multiple contingencies if one of the contingencies is a market price trigger and the instrument can be converted or share settled based on meeting the specified market condition. In November 2004, the transition provisions of the consensus were changed to require that the guidance be applied to reporting periods ending after December 15, 2004. The adoption of EITF 04-08 did not have an impact on the Company’s financial condition and consolidated statements of operations as it is antidilutive.

In November 2004, the FASB issued FASB Statement No. 151 (“FAS 151”), “Inventory Costs”, an amendment of ARB No. 43, Chapter 4. The amendments made by Statement 151 clarified that abnormal amounts of idle facility expense, freight, handling costs, and wasted materials (spoilage) should be recognized as current-period charges and required the allocation of fixed production overheads to inventory based on the normal capacity of the production facilities. The guidance is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. The initial adoption of FAS 151 is not expected to have any material impact on the Company’s financial condition and consolidated statements of operations.

In December 2004, the FASB published FASB Statement No. 123 (revised 2004) (“FAS 123(R)”), “Share-Based Payment”. FAS 123(R) requires that the compensation cost relating to share-based payment transactions be recognized in financial statements. That cost will be measured based on the fair value of the equity or liability instruments issued. Public entities will be required to apply FAS 123(R) as of the first interim or annual reporting period that begins after June 15, 2005. FAS 123(R) replaces FASB Statement No. 123, “Accounting for Stock-Based Compensation”, and supersedes APB Opinion No. 25, “Accounting for Stock Issued to Employees”. The Company has begun, but has not yet completed, evaluating the impact of adopting FAS 123(R) on its results of operations. The Company currently determines the fair value of stock-based compensation using a Black-Scholes option pricing model. In connection with evaluating the impact of adopting FAS 123(R), the Company is also considering the potential implementation of different valuation models to determine the fair value of stock-based compensation, although no decision has yet been made. However, the Company does believe the adoption of FAS 123(R) may have a material impact on its financial condition and consolidated statements of operations, regardless of the valuation technique used. If the Company were to continue to use a Black-Scholes option pricing model consistent with its current practice and based on existing issued and outstanding stock options as of December 31, 2004, the adoption of FAS 123(R) on July 1, 2005 is expected to result in approximately additional compensation expense of $5 million to $6 million after taxes for the second half of 2005.

CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — in US Dollars
In thousands (except per share data)

2.	Related Party Transactions

(a)	ST and affiliates

The Company is a majority owned subsidiary of ST Semiconductors, which is itself a wholly-owned subsidiary of Temasek. Prior to December 31, 2004, ST Semiconductors was a wholly-owned subsidiary of ST. Temasek is a holding company through which the corporate investments of the government of Singapore are held. The Company transacts business in the normal course of its operations with ST Semiconductors and its affiliates as well as with other companies and entities that are partially or wholly owned or controlled by the government of Singapore.

In addition to the transactions with related parties disclosed in Note 3 and Note 13, the Company had the following significant transactions with related parties:

	2002	2003	2004
Services purchased from STATS ChipPAC	$10,356	$13,541	$19,104
Property, plant and equipment purchased from ST affiliates	275	175	415
Services purchased from ST affiliates	1,419	1,398	2,178
Reimbursement to ST of expenses incurred on behalf of the Company	14,753	8,528	7,132
Interest income from ST pooled cash program	7,514	6,689	2,853
ST management fees	4,014	3,384	2,739
Sub-lease rental for leasehold land from JTC	1,800	2,482	2,460
Rental for leasehold land from Ascendas	264	276	335

Included in receivables from related parties and payables to related parties are amounts due from or to ST and its affiliates:

	December 31,
	2003	2004
Amounts due from ST and its affiliates	$31	$281
Amounts due to ST and its affiliates	$10,398	$4,135

Under a service agreement, annual management fees were payable to ST for the provision of specified services on mutually agreed terms which the Company believes approximated the cost of providing those services. Fees were also payable to ST as a proportion of revenues for affiliation and network benefits, and as a percentage of guarantees and similar financial support provided. Expenses incurred on behalf of, or allocated to, the Company by ST were charged to the Company. With the ST Restructuring as discussed in Note 1, the service agreement was terminated with effect from December 31, 2004 and the Company will now perform these services internally or directly contract with other service providers.

CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — in US Dollars
In thousands (except per share data)

Short-term financing was provided by ST to the Company, using ST’s cost competitive corporate banking advantage in the banking community, generally on 3 to 6 months renewable basis. The Company also contracted with ST a majority of its forward purchases of foreign exchange as further discussed in Note 17. Advances to and from ST bore interest at rates comparable to rates offered by commercial banks in Singapore. The Company also participated with ST and/or its affiliates in a pooled cash management arrangement managed by a bank. Under the arrangement, cash balances were pooled and daily cash surpluses or shortfalls might, on a short-term basis, be lent to or borrowed from other ST affiliates participating in the arrangement at prevailing inter-bank rates. The Company also placed short-term deposits with ST and/or its affiliates having maturities of less than three months. With the ST Restructuring as discussed in Note 1, these activities were discontinued on December 31, 2004, and the Company will now manage its financing, foreign exchange purchases and hedging, and cash management activities with other service providers, although outstanding forward exchange contracts at year end with ST will be held until maturity.

The fabs of the Company are built on land held on long-term operating leases from entities controlled by the government of Singapore. Fab 1 was built on land leased by the Company from Ascendas Land (Singapore) Pte Ltd (“Ascendas”), a private company wholly-owned by Jurong Town Corporation (“JTC”), under a long-term lease which expires in 2017, with an option, subject to certain conditions, to extend by another 30 years. JTC is a statutory board established by the Singapore government to develop and manage industrial estates in Singapore. Following the cessation of Fab 1 operations in end March 2004, the Company is still evaluating its options regarding the lease.

Fabs 2, 3, 5 (occupied by SMP) and 6 (occupied by CSP) occupy land leased by ST from JTC. The Company had entered into sub-leases in respect of the underlying land for the entire term of the leases between ST and JTC, expiring in 2024 and 2027, with an option, subject to certain conditions, to extend for another 30 years. With the ST Restructuring as discussed in Note 1, the sub-leases will be transferred to Terra Investments Pte Ltd (“Terra”), a wholly-owned subsidiary of Temasek.

Fab 7 occupies land leased by ST from JTC, which will be transferred to Terra as a result of the ST Restructuring as discussed in Note 1. The Company will enter into a sub-lease with Terra in respect of the underlying land, expiring in 2030, with an option, subject to certain conditions, to extend for another 30 years.

Rental rates on the long term leases are subject to revisions at periodic intervals in accordance with the rental agreements, with such increases generally capped at 4% to 10% per annum.

Rental expense for land leased from ST and Ascendas for the years ended December 31, 2002, 2003 and 2004 was $2,064, $2,758 and $2,795, respectively.

Minimum future rental payments on non-cancellable operating leases of land from the related parties above as of December 31, 2004 are as follows:

Payable in year ending December 31,
2005	$4,678
2006	4,678
2007	4,678
2008	4,678
2009	4,678
Thereafter	73,481

$96,871

CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — in US Dollars
In thousands (except per share data)

(b)	SMP

The Company has a 49% equity interest in SMP that is accounted for using the equity method. SMP’s net results are not shared between the Company and SMP’s majority shareholder, Agere, in the same ratio as the equity holding. Instead, each party is entitled to the gross profits from sales to the customers that it directs to SMP after deducting its share of the overhead costs of SMP. Accordingly, the equity in income (loss) of SMP and the share of retained post formation loss that is included in the Company’s consolidated statements of operations and consolidated balance sheets are different than the amount that would be obtained by applying a 49% ownership percentage.

In September 2004, the Company and Agere entered into a supplementary agreement to the joint venture agreement relating to SMP. Among other things, the supplementary agreement provides that SMP can pay dividends out of the profits of the joint venture determined on a year-to-year basis rather than on a cumulative basis, as previously was the case.

The Company and Agere have also entered into an assured supply and demand agreement with SMP under which each is billed for allocated wafer capacity if the wafers started for them are less than their allocated capacity. The allocated wafer capacity billed and billable to the Company was $40,195, $Nil and $Nil for 2002, 2003 and 2004, respectively, and is included in equity in income (loss) of SMP.

The Company bought $6,815, $2,272 and $1,641 of processed wafers from SMP for the years ending December 31, 2002, 2003 and 2004, respectively.

The Company provides management and corporate support services including accounting, financial, sales and marketing services to SMP and allocates a portion of its costs to SMP. Such charges to SMP amounted to $8,266, $9,963 and $9,622 in the years ended December 31, 2002, 2003 and 2004, respectively. The Company also recharged expenses paid on behalf of SMP amounting to $22,899, $29,485 and $23,763 in the years ended December 31, 2002, 2003 and 2004, respectively.

SMP leases its fab from the Company under a long-term lease agreement that expires in 2008. The rental income from SMP for the years ending December 31, 2002, 2003 and 2004 was $14,713, $15,024 and $15,307, respectively.

The Company bought plant and equipment of $1,918, $3,350 and $Nil from SMP during 2002, 2003 and 2004, respectively. The Company also sold plant and equipment of $3,211, $14,218 and $505 to SMP during 2002, 2003 and 2004, respectively.

Included in receivables from related parties and payables to related parties are amounts due from or to SMP:

	December 31,
	2003	2004
Amounts due from SMP	$35,611	$9,231
Amounts due to SMP	$592	$552

CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — in US Dollars
In thousands (except per share data)

3.	Cash and Cash Equivalents

     Cash and cash equivalents consist of the following:

	December 31,
	2003	2004
Cash at banks and on hand	$101,091	$87,485
ST pooled cash	13,192	—
Cash equivalents
Short-term deposits with banks	425,320	451,914
Short-term deposits with ST	365,869	—

	$905,472	$539,399

During the year, certain of the Company‘s treasury management activities were undertaken by ST or its affiliates, including a pooled cash management arrangement as discussed in Note 2.

4.	Term Deposits

These are short-term deposits placed with a bank. The interest rates for such term deposits ranged from 1.8800% to 2.5050% at December 31, 2004.

5.	Receivables, Net

Receivables consist of the following:

	December 31,
	2003	2004
Trade receivables	$120,838	$122,986
Allowance for doubtful accounts	(1,083)	(1,178)
Allowance for sales returns	(9,556)	(6,537)

Trade receivables, net of allowances	110,199	115,271
Grant and other receivables	30,947	18,365

	$141,146	$133,636

Movements in the allowance for doubtful accounts are as follows:

	2002	2003	2004
Beginning	$4,036	$2,460	$1,083
Utilized in year	(1,078)	(1,022)	(38)
Charge for the year	478	351	1,106
Reversal of specific allowances due to collection	(976)	(706)	(973)

Ending	$2,460	$1,083	$1,178

Movements in the allowance for sales returns are as follows:

	2002	2003	2004
Beginning	$4,895	$10,687	$9,556
Utilized in year	(5,075)	(7,026)	(7,769)
Charge for the year	10,867	5,895	4,750

Ending	$10,687	$9,556	$6,537

CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — in US Dollars
In thousands (except per share data)

6.	Inventories

Inventories consist of the following:

	December 31,
	2003	2004
Raw materials	$2,609	$5,414
Work-in-process	52,709	60,293
Consumable supplies and spares	1,115	6,452

	$56,433	$72,159

7.	Investment in SMP

The investment in SMP is discussed further in Note 2 and consists of the following:

	December 31,
	2003	2004
SMP
Cost	$120,959	$120,959
Share of retained post-formation losses	(54,730)	(27,167)
Share of accumulated other comprehensive losses	(3,972)	(27)

	$62,257	$93,765

Reconciliation of equity in income (loss) of SMP between consolidated statements of operations and consolidated statements of cash flows:

	2002	2003	2004
Equity in income (loss) of SMP in consolidated statements of operations	$(84,846)	$23,194	$27,563
Allocated wafer capacity cost	40,195	—	—

Equity in income (loss) of SMP in consolidated statements of cash flows	$(44,651)	$23,194	$27,563

     Shown below is summarized financial information for SMP:

		December 31,
		2003	2004
Current assets		$213,948	$85,597
Other assets		1,680	82
Property, plant and equipment		262,349	132,258
Current instalments of long-term debt		(107,142)	—
Other current liabilities		(96,456)	(23,078)
Long-term debt		(64,286)	—
Other liabilities		(7,310)	—

Shareholders’ equity		$202,783	$194,859

	2002	2003	2004
Net revenue	$254,970	$329,535	$303,570
Gross profit	12,221	43,073	34,827
Operating income	8,632	42,419	30,070
Net income (loss)	$(20,534)	$23,784	$20,706

Net revenue includes billings for allocated wafer capacity to joint venture partners of $49,512, $Nil and $Nil for 2002, 2003 and 2004, respectively.

8.	Property, plant and equipment

Property, plant and equipment consist of the following:

	December 31,
	2003	2004
Cost
Buildings	$192,230	$192,230
Mechanical and electrical installations	403,027	426,975
Equipment and machinery	2,808,521	2,818,804
Office and computer equipment	84,818	96,058
Assets under installation and construction	394,254	937,927

Total cost	$3,882,850	$4,471,994

Accumulated depreciation	$2,343,410	$2,557,479

Property, plant and equipment (net)	$1,539,440	$1,914,515

CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — in US Dollars
In thousands (except per share data)

Depreciation was charged to consolidated statements of operations and amounted to $434,327, $418,195 and $420,217 for the years ended December 31, 2002, 2003 and 2004, respectively. Buildings consist of wafer plants, including administrative offices, built on land sub-leased to the Company, as discussed in Note 2.

Capitalized interest relating to property, plant and equipment amounted to $10,400, $5,466 and $15,177 in the years ended December 31, 2002, 2003 and 2004, respectively.

9.	Technology Licenses

			Weighted average
			amortization
			period (years)
	December 31,		December 31,
	2003	2004	2003	2004
Technology licenses, at cost	$148,009	$159,512	7	7
Accumulated amortization	(21,296)	(37,559)

	$126,713	$121,953

Amortization charged to results of operations amounted to $2,080, $14,383 and $16,263 for 2002, 2003 and 2004, respectively. Estimated amortization for future periods is as follows:

2005	$21,940
2006	25,099
2007	23,177
2008	21,195
2009	8,417
Thereafter	22,125

$121,953

10.	Payables

Payables relate to the following:

	December 31,
	2003	2004
Trade purchases	$38,244	$18,514
Fixed asset purchases	22,309	129,147

	$60,553	$147,661

CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — in US Dollars
In thousands (except per share data)

11.	Other Current Liabilities

	December 31,
	2003	2004
Accrued operating expenses
Unbilled purchases	$39,890	$36,438
Employee bonuses and related expenses	29,402	22,657
Interest	4,697	5,251
Others	4,613	3,318

	78,602	67,664
Obligations payable under technology license agreements	25,000	1,000
Other current liabilities	49,223	26,303

	$152,825	$94,967

12.	Income Taxes

Income tax expense consists of the following:

	2002	2003	2004
Current	$7,204	$14,313	$6,090
Deferred	(175)	(2,642)	(1,316)

Total	$7,029	$11,671	$4,774

All but an insignificant portion of pre-tax income (loss) and income tax expense is from Singapore sources.

The Company has been granted pioneer status under the Economic Expansion Incentives (Relief from Income Tax) Act, Chapter 86 of Singapore for:

•	the manufacture of integrated circuits using submicron technology at Fab 2 for a ten year period beginning July 1, 1996;

•	the manufacture of integrated circuits using submicron technology at Fab 3 for a ten year period beginning July 1, 1999; and

•	the wafer fabrication of Application Specific Integrated Circuits (ASIC) and other advanced semiconductor devices at Fab 6 for a ten year period beginning September 1, 2003 (granted on November 8, 2004).

Under the Economic Expansion Incentives (Relief from Income Tax) Act (Chapter 86) of Singapore, the Company has also been granted:

•	post-pioneer enterprise status for the manufacture of integrated circuits using submicron technology at Fab 2 for a five year period beginning July 1, 2006;

•	development and expansion incentive status for the manufacture of integrated circuits using submicron technology at Fab 3 for a five year period beginning July 1, 2009; and

•	development and expansion incentive status for the wafer fabrication of ASICs and other advanced semiconductor devices at Fab 6 for a five year period beginning September 1, 2013.

During the period for which pioneer status is effective, subject to compliance with certain conditions, income from pioneer trade (that is, sale of integrated circuits) is exempt from Singapore income tax. During the periods for which post-pioneer status and development and expansion incentive status are effective, subject to compliance with certain conditions, income from post-pioneer trade and development and expansion activities are taxed at a concessionary rate of 10%. Without these exemptions from income tax or the concessionary tax rate of 10%, the Company would be subject to income tax at the Singapore corporate income tax rate of 20% for the year ended December 31, 2004, and 22% for the years ended December 31, 2003 and 2002.

CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — in US Dollars
In thousands (except per share data)

Tax losses accumulated before the pioneer status period cannot be carried forward. Tax losses accumulated in the pioneer status period may be carried forward and may be offset against income from the same pioneer trade arising both during the pioneer status and after the expiration of the pioneer status period, subject to compliance with certain conditions. Accordingly, loss carryforwards are determined on a fab-by-fab basis. As of December 31, 2004, the Company does not have any loss carryforwards.

Interest income is not exempt from taxation during the pioneer status period or entitled to the concessionary tax rate during the post-pioneer status period or the development and expansion incentive status period. The income tax expense for the years ended December 31, 2002, 2003 and 2004 represents primarily income tax payable on non-pioneer income, principally interest and rental income.

The Company was granted development and expansion incentive status for wafer fabrication of integrated circuits at Fab 1 for a five-year period beginning January 1, 2001, subject to compliance with certain conditions during that period. In February 2003, the Company announced its plan to consolidate the business of Fab 1 into Fab 2, and close Fab 1 during 2004. This closure would result in non-compliance with the conditions of the development and expansion incentive status, and accordingly at that time the Company accrued additional taxes payable for the period subsequent to January 1, 2001 at the full corporate tax rate. During 2004, the relevant authority agreed to allow the development and expansion incentive status through December 31, 2004, although the conditions would not be met for the original five-year period. Accordingly, the Company revised its accruals to the concessionary tax rate of 10% resulting in a reduction in tax expense of $9,784 for the year ended December 31, 2004.

Under Singapore tax law, tax depreciation of property, plant and equipment (referred to as wear and tear allowances) is deductible only to the extent of taxable income before tax depreciation. Unutilized wear and tear allowances are carried forward to future tax years. As of December 31, 2004, the Company has unutilized wear and tear allowance carryforwards of approximately $968,000. Of this amount, approximately $637,000 is expected to reverse within the pioneer tax-exempt period, and accordingly has been recognized at a zero percent tax rate. The amount expected to reverse during the post-pioneer status period or the development and expansion incentive status period is approximately $108,000, and has been recognized at a 10% tax rate. The remaining amount is expected to reverse after the post-pioneer status period or the development and expansion incentive status period, and has been recognized at a 20% tax rate. The deferred tax asset for unutilized wear and tear allowances is lower than the amount at December 31, 2003, due to changes in estimates of the timing of future taxable income, and therefore an increase in the amount expected to reverse during the pioneer tax-exempt period.

Loss carryforwards as well as unutilized wear and tear allowances are available indefinitely, subject to 50% or more of the Company’s equity staying with the same shareholders from the incurrence of the tax loss to its utilization and in the case of wear and tear allowances, an additional test that the same trade must be carried on.

CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — in US Dollars
In thousands (except per share data)

	December 31,
	2003	2004
Deferred tax assets
Unutilized wear and tear allowances	$71,290	$55,324
Deferred interest	9,717	11,386
Property, plant and equipment	9,091	8,841
Other accrued expenses	92	1,570

	90,190	77,121
Valuation allowance	(82,003)	(68,205)

	$8,187	$8,916

Deferred tax liabilities
Property, plant and equipment	$(2,247)	$(1,316)
Intangibles	(438)	(796)
Other	(14)	—

	$(2,699)	$(2,112)

Net deferred tax asset	$5,488	$6,804

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

The valuation allowance was $Nil at January 1, 2002. During the years ended December 31, 2002, 2003 and 2004, the valuation allowance increased (decreased) by $6,285, $75,718 and ($13,798), respectively.

As of December 31, 2004, the Company recorded deferred tax assets of $55,324 relating to the Company’s unutilized wear and tear allowances that are expected to be carried forward to offset future taxable income arising after the expiration of the Company’s pioneer periods. Based upon the level of historical taxable income and projections for future taxable income over the periods that the deferred tax assets are deductible, management believes it is more likely than not the Company will not realize the benefits of these deductible differences. Accordingly, a valuation allowance of the same amount was recorded as at December 31, 2004.

The remaining valuation allowance as of December 31, 2004 primarily relates to the yield to maturity interest expense for the Company’s convertible debt. As of December 31, 2004, the Company has recorded a deferred tax asset for the differences in the tax and book basis for this interest expense. Based on the projections of future interest income against which this interest expense would be deductible, management believes that it is more likely than not that the Company will not realize the benefits of this deduction, and accordingly has recorded a valuation allowance.

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

A reconciliation of the expected tax expense computed by applying statutory rates to pre-tax income (loss) to the actual tax expense is as follows:

CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — in US Dollars
In thousands (except per share data)

	December 31,
	2002	2003	2004
Income taxes computed at Singapore statutory tax rate of 20% (22% in 2002 and 2003)	$(102,437)	$(62,174)	$2,269
Permanent non-deductible expenses	33,372	44,360	12,582
Effect of pioneer status, including losses and allowances not recognized as deferred tax benefit	65,383	38,480	6,263
Effect of post-pioneer status	(175)	(2,642)	(2,263)
Non-taxable increase (decrease) in equity method investment	9,823	(5,103)	(5,512)
Effect of change in concessionary tax status	—	—	(6,884)
All other items, net	1,063	(1,250)	(1,681)

Income tax expense	$7,029	$11,671	$4,774

The pioneer tax status had the effect of increasing (decreasing) basic and diluted net earnings (loss) per share by ($0.04), ($0.02) and $0.00 and basic and diluted net earnings (loss) per ADS by ($0.36), ($0.15) and $0.02 for the years ended December 31, 2002, 2003 and 2004, respectively.

13.	Long-term Debt

Long-term debt consists of:

	December 31,
	2003	2004
Singapore dollar loans at fixed rates of 4% to 4.25%	$127,299	$73,650
US dollar loan at floating rates	502,000	589,066
Senior convertible notes	575,000	575,000
Other	8,453	(1,986)

	1,212,752	1,235,730
Less current installments	(223,660)	(352,985)

Long-term debt, excluding current installments	$989,092	$882,745

Other long-term debt includes the cumulative fair value change due to changes in interest rates of the senior convertible notes. This change is recorded because the Company has entered into interest rate swap contracts that have the effect of swapping the fixed-rate interest to a floating rate. The Company designated these derivative instruments as fair value hedges and carried the same at fair value.

	Weighted Average
	Interest Rates
	December 31,
	2003	2004
Singapore dollar loans at fixed rates of 4% to 4.25%	5.7774%	5.9129%
US dollar loan at floating rates	1.9375%	3.2375%
Senior convertible notes	3.9920%	5.1440%

The Singapore dollar fixed rate loans, from the Singapore Economic Development Board, consist of $28,057 maturing in 2005 and $45,593 maturing in 2006, and are repayable in semi-annual installments. ST has guaranteed $28,057 of these loans until their maturity in 2005.

The US dollar floating rate loan matures in September 2006. The loan facility is for an amount of $820,000 of which $502,000 and $589,066 was outstanding as of December 31, 2003 and 2004, respectively. The loan bears interest at 0.60% to 0.85% (depending on certain criteria relating to wafer starts and debt/equity ratio) above the LIBOR rates for US dollars deposits quoted by specified banks to the lender. Interest is payable semi-annually in US dollars and principal is payable in six semi-annual installments which commenced March 2004. Borrowings under this facility are secured by a floating charge over a project bank account and a fixed charge over a debt service reserve account, both of which were established pursuant to this loan.

CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — in US Dollars
In thousands (except per share data)

The senior unsecured convertible notes mature on April 2, 2006. The notes bear a coupon rate of 2.50% per year and have a yield to maturity of 5.25% per year. The notes are convertible into the Company’s ordinary shares or American Depository Shares (“ADS”). The Company may redeem all or a portion of the notes at any time on or after April 2, 2003 at a price to yield of 5.25% per year on the redemption date if the Company’s shares or ADS’s trade at 125% of the conversion price for a period of 20 days in any consecutive 30 trading day period.

The conversion price per ordinary share, adjusted for the Company’s rights offering in 2002, is S$4.7980 (equivalent to approximately US$26.7701 per ADS, based on the terms of the notes for a fixed exchange rate of US$1.00 = S$1.7923 and the ordinary share to ADS ratio of 10:1).

Annual maturities of long-term debt as of December 31, 2004 are as follows:

Payable in year ending December 31,
2005	$352,985
2006	882,745

$1,235,730

As of December 31, 2004, the Company has secured financing to support Fab 7’s phase 1 ramp to 15,000 300-mm wafers per month capacity. This includes a $653,000 term loan facility from J.P. Morgan, guaranteed by the Export-Import Bank of the United States which is to be drawndown for purchase of Fab 7 equipment from vendors in the United States, a $200,000 term loan facility (with the option to increase the facility by $100,000) from Sumitomo Mitsui Banking Corporation and Oversea Chinese Banking Corporation, a $50,000 term loan facility from Bank of America, and a $150,000 revolving credit facility from Sumitomo Mitsui Banking Corporation. The commitment fees relating to these facilities amounted to $7,720.

As of December 31, 2004, the Company has total unutilized banking facilities of approximately $1,116,608 for short-term advances, term loans and bankers’ guarantees.

The Company’s loans and available credit facilities contain various financial, shareholding and other restrictive covenants which are customary to loan documents. Under the financial covenants, the Company is required to maintain certain financial conditions and ratios such as consolidated net worth, EBITDA, total debt to net worth ratio, and historical debt service coverage ratio. Under the shareholding covenants, Temasek and ST are required to own directly or indirectly, a certain percentage of the Company’s outstanding shares. As a result of the ST Restructuring discussed in Note 1, certain loan agreements with ST shareholding covenants were amended to replace ST with Temasek. In addition, some of the loans and available credit facilities also impose other restrictive covenants such as the restriction from incurring further indebtedness, creating security interests over assets, payment of dividends, disposal of assets and merger and corporate restructuring.

14.	Shareholders’ Equity

Share Capital

Share capital consists of the following:

	December 31,
	2003	2004
Issued and paid-up share capital	$383,792	$384,370
Capital reduction	61,161	61,161

	$444,953	$445,531

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

Additional Paid-in Capital

Additional paid-in capital as of December 31, 2003 and 2004 represents principally the excess of proceeds received from issue of share capital (net of the costs of issue) over the par value of shares issued, which under Singapore law must be credited to the share premium account. The share premium may only be applied in paying up unissued shares to be issued to shareholders, paying up in whole or in part the balance unpaid on shares in issue, in writing off preliminary expenses and share and debenture issue expenses and by provision for premiums payable on the redemption of redeemable preferred shares. The share premium account had a balance of $2,207,783 as at December 31, 2004.

In August 2004, the Company entered into a bilateral option transaction with Goldman Sachs International as counter-party, to pro-actively manage the senior convertible notes (“Notes”). Under the transaction, the Company has a choice of physical or cash settlement. The counter-party may purchase 214,800 of the Company’s shares at $0.93 per share (approximately S$1.60 per share, based on an exchange rate of $1.00 = S$1.71) and the Company will receive approximately $200,000. The number of shares under the option transaction is equal to the number of shares that were originally planned for issuance under the existing Notes. The option transaction, which is contractually separate from the Notes, is exercisable by the counter-party from January 2, 2005 and will expire on April 2, 2006, matching the maturity date of the Notes. The option transaction also has a feature that allows the Company to elect for early termination if the trading price of the Company’s ordinary shares listed and quoted on the Singapore Exchange rises and remains above $1.17 for a defined period of time. In such an event, the Company may elect to settle in cash or physically by delivering its ordinary shares.

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

Under the one-tier system with effect from January 1, 2003, tax payable by the Company on its non-pioneer chargeable income constitutes a final tax. Companies that have moved to the one-tier system can henceforth pay dividends that are exempt from tax in the hands of their shareholders.

During the transitional period, the Company has up to December 31, 2007 to utilize any available balance under the old imputation system to pay a franked dividend to its shareholders. As at December 31, 2004, the Company has approximately $54,000 of available balances under the old imputation system.

Accumulated deficit includes $27,167 of post-formation losses of SMP.

CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — in US Dollars
In thousands (except per share data)

Accumulated Other Comprehensive Loss

Accumulated other comprehensive loss consists of the following:

	December 31,
	2003	2004
Currency translation loss	$54,380	$54,380
Effects of net unrealised losses on available for sale securities	266	1,339
Unrealized net cash flow hedging activity derivative losses	4,235	2,634

	$58,881	$58,353

The currency translation loss is not adjusted for income taxes as it arose from a change in functional currency in prior years which is not tax deductible. The unrealized net cash flow hedging activity derivative losses are not adjusted for income taxes because such losses are expected to be realized during the pioneer status. No income tax benefit is recognized for unrealized losses on available for sale securities.

15.	Share Options and Incentive Plans

(a)	1999 Option Plan

Effective March 1999, the Company adopted the Chartered Semiconductor Manufacturing Ltd Share Option Plan 1999 (the “1999 Option Plan”) which provided for a maximum of 107,160 shares (subject to adjustment under the plan) to be reserved for option grants. This amount was increased to 197,160 shares in May 2002. As a result of the Company’s rights offering in October 2002, the shares available for future grants were increased by 30,488 shares. The total shares provided under the 1999 Option Plan is hence 227,648 shares. The remaining shares available for future grants at December 31, 2004 are 93,145. Options granted under the plan may include non-statutory options as well as incentive stock options intended to qualify under Section 422 of the United States Internal Revenue Code.

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

CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — in US Dollars
In thousands (except per share data)

Information on options granted is as follows:

		Weighted
		Average
		Exercise
	Options	Price
Outstanding at January 1, 2002	87,925	$4.19
Granted	31,457	$1.46
Exercised	(3,018)	$1.10
Lapsed	(16,671)	$3.78

Outstanding at December 31, 2002	99,693	$3.49
Granted	29,528	$0.55
Expired	(4)	$0.88
Exercised	(461)	$0.52
Lapsed	(24,533)	$3.52

Outstanding at December 31, 2003	104,223	$2.67
Granted	20,905	$0.93
Expired	(919)	$1.65
Exercised	(1,074)	$0.46
Lapsed	(10,481)	$2.89

Outstanding at December 31, 2004	112,654	$2.36
Exercisable at end of year	52,719	$3.39

Weighted average fair values of options granted in 2002, 2003 and 2004 were $1.13, $0.40 and $0.63 respectively.

The following table summarizes information about fixed stock options outstanding at December 31, 2004.

	Options Outstanding			Options Exercisable
		Weighted
	Number	average	Weighted		Weighted
Range	outstanding	remaining	average	Number	average
of exercise	at	contractual	exercise	exercisable	exercise
prices	12/31/2004	life	price	12/31/2004	price
$0.39 to $1.00	47,781	8.3 years	$0.71	10,265	$0.56
$1.06 to $1.95	23,699	6.7 years	$1.41	11,809	$1.46
$2.14 to $2.44	18,744	5.9 years	$2.33	12,118	$2.32
$5.81	12,881	5.2 years	$5.81	10,619	$5.81
$8.31	9,549	4.6 years	$8.31	7,908	$8.31

	112,654			52,719

The options vest over one to five years and expire on dates ranging from April 2005 to December 2014. The 1999 Option Plan is accounted for in accordance with fixed-plan accounting under APB 25 and related interpretations. Total compensation expense recognized for 2002, 2003 and 2004 totalled $(253), $4 and $3 respectively.

The fair value of the option grants are estimated using the Black-Scholes option pricing model with the following assumptions used for grants in 2002, 2003 and 2004.

CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — in US Dollars
In thousands (except per share data)

	2002	2003	2004
Risk free interest rate	3.195% to 5.060%	2.710% to 4.450%	2.97% to 4.14%
Expected volatility	67.690% to 75.89%	66.61% to 70.16%	61.94% to 65.04%
Expected lives	5 to 10 years	5 to 9 years	5 to 8 years
Dividend yield	NA	NA	NA

Options of 1,474, 1,284 and 595 shares of the Company were granted to employees of SMP in 2002, 2003 and 2004, respectively. SMP bears the stock-based compensation charge in respect of these options.

(b)	2001 Share Purchase Plans

As approved by the shareholders in May 2001, the Company adopted the Chartered Semiconductor Manufacturing Ltd Employee Share Purchase Plan 2001 (the “Chartered Purchase Plan”) and the Share Purchase Plan 2001 for Employees of Silicon Manufacturing Partners Pte Ltd (the “SMP Purchase Plan”), collectively “the 2001 Plans”, which provided for the issuance of a maximum of 10,000 shares (subject to adjustment under the Plans). The amount was subsequently revised to 11,722 shares as a result of the Company’s rights offering which was completed in October 2002.

The 2001 Plans permitted eligible employees to purchase shares through payroll deductions of between 1 percent to 10 percent of an employee’s compensation, including salaries, wages, bonuses, incentive compensations, commissions, overtime pay and shift premiums. The offering periods consisted of the six-month periods commencing on each March 1 and September 1. The purchase price for each share purchased at the close of an offering period was the lower of 85% of the fair market value of the share on the last trading day in such offering period or last trading day before the commencement of such offering period. The purchase price for each share would in no event be less than the par value of each share. The 2001 Plans were intended to qualify under Section 423 of the United States Tax Code.

The 2001 Plans were administered by a committee appointed by the Directors. Approximately 2,700 shares were purchased at $0.56 (S$0.94) in 2004 under the 2001 Plans. As of February 2004, all shares available under the 2001 Plans had been issued and allotted and as a result, the 2001 Plans were terminated.

(c)	2004 Share Purchase Plans

As approved by the shareholders in April 2004, the Company has adopted a new Chartered Semiconductor Manufacturing Ltd Employee Purchase Plan 2004 (“Chartered ESPP 2004”) and a new share purchase plan for the employees of Silicon Manufacturing Partners Pte Ltd (“SMP ESPP 2004”), collectively “ESPP 2004 Plans”. The ESPP 2004 Plans provide for the issuance of a maximum of 30,000 shares (subject to adjustment under the Plans).

The terms of the ESPP 2004 Plans and the 2001 Plans are similar except for the following significant differences:

(i)	the ESPP 2004 Plans give the committee appointed by the Directors to administer the plans (“Committee”) the right to stipulate that the purchase price for each Ordinary Share purchased at the close of an offering period be determined by an alternative method, which is to be prescribed by the Committee, if the Committee determines that the existing method of determining the purchase price would cause the Company to incur any stock-based compensation charge; and

(ii)	the ESPP 2004 Plans impose a limit of 3,000 Ordinary Shares per calendar year (and a limit of 1,500 Ordinary Shares per offering period) on the number of Ordinary Shares available for purchase by participants in the ESPP 2004 Plans. The ESPP 2004 Plans continue to provide for two offering periods in a calendar year commencing on each March 1 and September 1.

No shares were issued in 2004 under the ESPP 2004 Plans.

CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — in US Dollars
In thousands (except per share data)

16.	Commitments and Contingencies

(a)	Commitments

The Company has the following capital commitments:

	December 31,
	2003	2004
Contracts for capital expenditure	$398,296	$312,883

Minimum future rental payments on non-cancellable operating leases, excluding amounts payable to related parties disclosed in Note 2, as at December 31, 2004, are as follows:

Payable in year ending December 31,
2005	$4,057
2006	2,338
2007	391
2008	276
2009	186
Thereafter	189

$7,437

Rental expense, excluding amounts payable to related parties disclosed in Note 2, for the years ended December 31, 2002, 2003 and 2004 was $5,484, $5,031 and $5,473 respectively.

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

The Company has entered into manufacturing agreements with several customers whereby the Company has committed to make available production capacity to customers over the term of the agreement.

As discussed in Note 2, pursuant to the assured supply and demand agreement that the Company and Agere signed with SMP, each partner is required to purchase a specified percentage of SMP’s output. However, if one party does not purchase its share of wafers, the other party is entitled to utilize that unused capacity. In the event such other party does not utilize the unused capacity, the party who does not purchase its entitlement will be required to compensate SMP for any unrecovered costs it incurs in connection with such unused capacity.

The Company has entered into agreements to purchase technology licenses, jointly perform research and development, and swap capacity commitments. The future payment obligations under these agreements at December 31, 2004 are $266,000.

CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — in US Dollars
In thousands (except per share data)

(b)	Contingencies

The Company may from time to time be a party to claims that arise in the normal course of business. These claims include allegations of infringement of intellectual property rights of others as well as other claims of liability. In addition, the Company, on a case-by-case basis, includes intellectual property indemnification provisions in the terms of sale and technology licenses with third parties. The Company is also subject to various taxes in the different jurisdictions in which it operates. These include taxes on income, property, goods and services, and other taxes. The Company submits tax returns and claims with the respective government taxing authorities which are subject to agreement by those taxing authorities. The Company accrues costs associated with these matters when they become probable and reasonably estimable. The Company does not believe that it is probable that losses associated with these matters beyond those already recognized will be incurred in amounts that would be material to its financial position or consolidated statements of operations.

17.	Derivative Instruments

The Company has the following notional amounts of derivative instruments:

	December 31,
	2003	2004
Forward foreign exchange contracts to hedge:
— Singapore dollar transactions	$81,983	$47,842
— Plant and equipment purchases (mainly Japanese yen and Euro)	14,909	95,970
Cross currency swap	73,225	45,593
Convertible notes interest rate swap	575,000	575,000
Interest rate cap	—	100,000

	$745,117	$864,405

The Company’s primary objective for holding derivative financial instruments is to manage currency and interest rate risks. To protect against volatility of future cash flows caused by changes in exchange rates, the Company may use currency forward contracts and currency swaps on anticipated transactions such as operating costs and expenses and capital purchases. To manage the interest rate risk, the Company may enter into interest rate swap or cap agreements to modify the interest characteristics of its outstanding debts.

During 2001, the Company entered into an interest rate swap contract to hedge fixed-rate interest obligations associated with $200,000 of the convertible notes issued in April 2001, with the effect of swapping the fixed-rate coupon interest obligations to floating-rate obligations based on LIBOR rates. The Company has designated this interest rate swap contract as a fair-value hedge. In January 2003, the Company entered into an additional swap to incorporate hedging of the accreting portion of the bond which was not included in the original swap, thereby increasing the hedge effectiveness. In August 2003, the Company entered into an interest rate swap contract in respect of the fixed-rate coupon interest obligations associated with the remaining $375,000 of the convertible notes issued in April 2001, with the effect of swapping the fixed-rate interest obligations to a floating-rate obligation based on LIBOR rates. The Company has designated this interest rate swap contract as a fair-value hedge. The swap incorporated hedging of the accreting portion of the convertible notes. For the fair-value hedge transactions, changes in fair value of the derivative and changes in the fair value of the item being hedged are recorded in earnings as interest expense. Net realized gains (losses) arising from ineffectiveness of fair value hedges were $283, $1,516 and ($1,771) in the years ended December 31, 2002, 2003 and 2004, respectively.

CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — in US Dollars
In thousands (except per share data)

The Company also uses derivative instruments to manage identified foreign currency risks resulting from its Singapore dollar denominated debt and its foreign currency denominated purchase commitments which are denominated principally in Japanese yen and Euro. The Company has also entered into a cross currency swap to convert a Singapore dollar fixed rate loan to a US dollar denominated fixed rate instrument. The Company uses foreign currency forward contracts to manage these risks and has designated them as foreign currency cash-flow hedges. The Company uses foreign currency forward contracts which match the terms of the individual foreign currency exposures and as a result, any ineffectiveness of the Company’s hedges is negligible. Amounts included in other comprehensive income (loss) related to hedges of Singapore dollar denominated debt are reclassified into earnings in amounts equal to the transaction gain or loss resulting from the remeasurement of the debt into US dollars. The amounts reclassified into earnings are included in foreign exchange gain (loss). Amounts included in other comprehensive income (loss) related to hedges of foreign currency purchase commitments are reclassified into earnings (foreign exchange gain (loss)) when the asset related to the purchase commitment is depreciated.

In August 2004, the Company entered into two interest rate cap contracts in respect of the floating rate obligations associated with $100,000 of the US dollar loan, with the effect of placing an upper limit on the cash flow and earnings exposure due to market interest rate changes. Amounts included in other comprehensive income (loss) related to hedges of the floating rate US dollar loan represents the intrinsic value of the interest rate cap and are reclassified into earnings (interest expense) upon settlement.

A $30,000 self-referenced credit-linked deposit (‘CLD’) was placed with a financial institution in June 2003. If a “credit event” (as defined in the CLD) occurs, which includes default in the payment of the Company’s senior convertible notes due 2006 or bankruptcy of the Company, the principal will not be returned in full. Rather, the Company will receive the market value of $30,000 face amount of the Company’s Notes, less costs incurred by the financial institution.

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

At December 31, 2004, the estimated net amount of existing losses from cash flow hedges expected to be reclassified into earnings within the next year is $285. For the year ended December 31, 2004, net realized loss recognized from cash flow hedges was $2,942.

The components of other comprehensive income (loss) related to derivative and hedging activities consist of the following:

	December 31,
	2003	2004
Beginning	$(10,329)	$(4,235)
Reclassification of cash flow hedging activity gains (losses) into earnings	1,003	(2,942)
Share of cash flow hedging activity gains of SMP	5,298	3,945
Net changes in cash flow hedging activity derivative fair values	(207)	598

Ending	$(4,235)	$(2,634)

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

18.	Fair Values of Financial Instruments

	December 31,
	2003		2004
	Carrying	Estimated	Carrying	Estimated
Asset/(Liability)	amount	fair value	amount	fair value
	$	$	$	$
Long term debt	(1,212,752)	(1,248,765)	(1,235,730)	(1,255,457)
Forward foreign exchange contracts	2,828	2,828	7,141	7,141
Forward foreign exchange contracts	—	—	(4)	(4)
Cross currency swap	(4,495)	(4,495)	(5)	(5)
Interest rate swap	(37,008)	(37,008)	(61,299)	(61,299)
Credit default swap	1,479	1,479	—	—
Interest rate cap	—	—	456	456

Cash and cash equivalents, amounts owing from and to ST and affiliates, term deposits, accounts receivable and accounts payable. The carrying amounts approximate fair value in view of the short term nature of these balances.

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

Interest rate cap. The fair value is estimated by obtaining quotes from brokers.

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

19.	Business Segment, Geographic and Major Customer Data

Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. The Company’s chief operating decision maker is the Chief Executive Officer of the Company. The Company has identified its individual fabs as its operating segments. Further, the Company has determined that all of the tests and conditions established in SFAS No. 131 “Disclosures About Segments of an Enterprise and Related Information” that permits aggregation have been met. Accordingly, the operating segment information has been aggregated into one reporting segment.

CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — in US Dollars
In thousands (except per share data)

The following table presents a summary of revenues by country of domicile of customers and long-lived assets by geographic region. The Company geographically categorizes a sale based on the country in which the customer is headquartered.

	2002	2003	2004
Revenues
Americas	$315,660	$351,930	$631,150
Europe	38,643	72,249	85,125
Japan	43,967	24,799	33,258
Singapore	2,043	2,862	3,392
Taiwan	44,894	92,245	161,420
Others	4,034	7,826	17,786

	$449,241	$551,911	$932,131

Long-lived assets
Singapore	$1,860,555	$1,538,782	$1,913,945
Others	676	658	570

	$1,861,231	$1,539,440	$1,914,515

	2002	2003	2004
Customer A	10.7%	15.1%	20.7%
Customer B	19.2	*	13.4
Customer C	*	*	10.1
Customer D	11.0	*	*

* less than 10% of net revenue for the year

The top five customers of the Company accounted for 53%, 41% and 52%, of the Company’s net revenue in the years ended December 31, 2002, 2003 and 2004, respectively. As a result, loss or cancellation of business from, or significant changes in scheduled deliveries or decreases in the prices of products sold to, any of these customers could materially and adversely affect the Company’s results of operations or financial position.

20.	Other Operating Expenses (Income)

Other operating expenses (income) consisted of:

A property, plant and equipment impairment charge in 2002 of $4,868 resulting from the decision to abandon certain production processes. As the associated machinery had no further productive use, it was taken out of service and, as the associated machinery had no value on the secondary machinery market, its carrying value was reduced to zero. A restructuring charge of $5,157 was also recorded in 2002 related to a workforce reduction in the fourth quarter, and represented the cost of the compensation package paid to the affected employees. The compensation was substantially paid during the fourth quarter of 2002.

A gain of $27,531 in 2003 associated with the cancellation of an employee bonus award plan. As a result of the cancellation, compensation accrued for past services under the bonus award plan of $27,531 was eliminated by decreasing compensation expense in the period of cancellation.

An impairment charge of $8,986 in 2003 on certain machinery and equipment which were classified as held for sale at December 31, 2003. The impairment charge resulted from the decision to rationalize capacity across the Company. The machinery and equipment were expected to be sold on the open market within twelve months of classification as held for sale. These assets were written down to the lower of their fair value, less costs to sell or their net book value. At December 31, 2004, some of this machinery and equipment remained unsold and were reclassified to held for use. These machinery and equipment were measured individually at the lower of their (a) carrying amount before being classified as held for sale, adjusted for any depreciation expense that would have been recognized had the asset been continuously classified as held for use, or (b) fair value at date of reclassification. A write-down of $979 was recorded on these machinery and equipment during 2004.

CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — in US Dollars
In thousands (except per share data)

A gain of $15,300 in 2004 associated with the resolution of a goods and services tax matter amounting to $4,900 and a gain of $10,400 resulting from an equipment disposition with CSMC Technologies Corporation.

A restructuring charge of $12,421 and $4,558 in December 31, 2003 and 2004, respectively, relating to the closing of the Company’s Fab 1, in accordance with SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities”. In February 2003, the Company announced that as a result of continuing under-utilization of its fabs resulting from the deep and continuing semiconductor industry downturn, it would close Fab 1 and consolidate that business into Fab 2. The production in Fab 1 ceased at the end of March 2004. A summary of estimated and actual costs incurred is shown below. These amounts do not include gain on disposition of fixed assets. Plant closure, customer assistance and related expenses mainly relate to product qualification, prototyping, reticles, unhook and decommissioning of equipment and other activities to be carried out for consolidating the Fab 1 business into Fab 2.

	Total	Cumulative
	estimated	expense
	costs	to-date
Employee termination benefits	$8,000	$7,673
Plant closure, customer assistance and related expenses	9,000 to 12,000	9,306

Total	$17,000 to 20,000	$16,979

	Year Ended December 31, 2004
	Beginning	Current		Ending
	liability	year	Amount	liability
	balances	additions	paid	balances
Employee termination benefits	$6,627	$1,046	$7,673	$—
Plant closure, customer assistance and related expenses	2,339	3,512	5,851	—

Total	$8,966	$4,558	$13,524	$—

	Year Ended December 31, 2003
	Beginning	Current		Ending
	liability	year	Amount	liability
	balances	additions	paid	balances
Employee termination benefits	$—	$6,627	$—	$6,627
Plant closure, customer assistance and related expenses	—	5,794	3,455	2,339

Total	$—	$12,421	$3,455	$8,966

CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — in US Dollars
In thousands (except per share data)

21.	Other Income

In 2004, other income included grant income of approximately $29,000 and the recognition of a gain of approximately $14,000 from the sale of technology to CSMC Technologies Corporation.

22.	Cumulative Effect Adjustment

Effective January 1, 2003, the Company adopted the provisions of SFAS No. 143, “Accounting for Asset Retirement Obligations”, which addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and associated asset retirement costs. Accordingly, the Company recorded a liability of $13,223 related to the requirements in its lease agreements for the return of buildings to tenantable condition and the return of land on which fabs have been built to original condition. The associated cost was capitalized as an increase in “property, plant and equipment” of the same amount and will be depreciated over the remaining useful lives of the facilities. The adoption of SFAS No. 143 as of January 1, 2003, resulted in a cumulative effect loss of $6,421, after a reduction in minority interest of $475. The cumulative effect loss represents the depreciation and accretion expense that would have been recorded previously if SFAS No. 143 had been in effect in prior years. The proforma effect of retroactive application of SFAS No. 143 in 2002 would not have had a material impact on the net loss, net loss per share and net loss per ADS, as reported.

SILICON MANUFACTURING PARTNERS PTE LTD

Financial Statements for the years ended
December 31, 2002, 2003 and 2004

SILICON MANUFACTURING PARTNERS PTE LTD

FINANCIAL STATEMENTS INDEX

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Members of
Silicon Manufacturing Partners Pte Ltd:

We have audited the accompanying balance sheet of Silicon Manufacturing Partners Pte Ltd as of December 31, 2004, and the related profit and loss accounts, statement of changes in equity and statement of cash flows for the years ended December 31, 2002 and 2004. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Silicon Manufacturing Partners Pte Ltd as of December 31, 2004, and the results of its operations and cash flows for the years ended December 31, 2002 and 2004, in conformity with Singapore Financial Reporting Standards.

Singapore Financial Reporting Standards vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 22 to the financial statements.

We have not audited or reviewed the accompanying 2003 financial statements and, accordingly, do not express an opinion or any other form of assurance on them.

KPMG

Singapore
February 4, 2005

SILICON MANUFACTURING PARTNERS PTE LTD
BALANCE SHEETS
As of December 31
In thousands of US Dollars

	Note	2003	2004
		(Unaudited)
		$	$
Non-current assets
Property, plant and equipment	3	262,160	131,685
Intangible assets	4	189	573
Deferred expense		1,680	—
Deferred income tax asset	5	—	82

		264,029	132,340

Current assets
Inventories	6	31,127	20,913
Trade and other receivables, net	7	53,195	27,247
Cash and cash equivalents	8	129,625	37,427

		213,947	85,587

Less:
Current liabilities
Trade and other payables	9	91,652	21,531
Interest-bearing liabilities	10	107,142	—
Current tax payable		1,383	1,548

		200,177	23,079

Net current assets		13,770	62,508

		277,799	194,848
Non-current liabilities
Deferred income tax liability	5	18	—
Interest-bearing liabilities	10	64,286	—

		64,304	—

Net assets		213,495	194,848

Share capital	11	252,389	252,389
Accumulated losses		(38,894)	(57,541)

Shareholders’ equity		213,495	194,848

The accompanying notes form an integral part of these financial statements.

SILICON MANUFACTURING PARTNERS PTE LTD
PROFIT AND LOSS ACCOUNTS
For the Years Ended December 31
In thousands of US Dollars

	Note	2002	2003	2004
			(Unaudited)
		$	$	$
Revenue		205,458	329,535	303,570
Cost of sales		(242,749)	(286,462)	(268,743)

Gross profit/(loss)		(37,291)	43,073	34,827
Other operating income	13	51,578	4,840	1,614
Sales and marketing expenses		(85)	(41)	(23)
General and administrative expenses		(3,954)	(4,342)	(9,741)
Other operating expenses	14	—	(178)	—

Profit from operations	15	10,248	43,352	26,677
Finance costs	16	(30,080)	(21,908)	(8,579)

Profit/(Loss) from ordinary activities before taxation		(19,832)	21,444	18,098
Income tax expense	17	(485)	(275)	(65)

Net profit/(loss) for the year		(20,317)	21,169	18,033

The accompanying notes form an integral part of these financial statements.

SILICON MANUFACTURING PARTNERS PTE LTD
STATEMENTS OF CHANGES IN EQUITY
For the Years Ended December 31
In thousands of US Dollars (except per share data)

			Accumulated
		Share	profits/
	Note	capital	(losses)	Total
		$	$	$
Year ended December 31, 2002
At January 1, 2002		252,389	14,996	267,385
Net loss for the year		—	(20,317)	(20,317)

At December 31, 2002		252,389	(5,321)	247,068

Year ended December 31, 2003 (Unaudited)
At January 1, 2003		252,389	(5,321)	247,068
Net profit for the year		—	21,169	21,169
First interim dividend declared of $0.0011 per “B” ordinary share less tax at 22%	18	—	(234)	(234)
Second interim dividend declared of $0.2515 per “B” ordinary share, tax exempt	18	—	(54,508)	(54,508)

At December 31, 2003		252,389	(38,894)	213,495

Year ended December 31, 2004
At January 1, 2004		252,389	(38,894)	213,495
Net profit for the year		—	18,033	18,033
Third interim dividend paid of $0.0308 per “B” ordinary share, tax exempt	18	—	(6,680)	(6,680)
Fourth interim dividend paid of $0.1384 per “B” ordinary share, tax exempt	18	—	(30,000)	(30,000)

At December 31, 2004		252,389	(57,541)	194,848

The accompanying notes form an integral part of these financial statements.

SILICON MANUFACTURING PARTNERS PTE LTD
STATEMENTS OF CASH FLOWS
For the Years Ended December 31
In thousands of US Dollars

	Note	2002	2003	2004
			(Unaudited)
		$	$	$
Operating activities
Profit/(Loss) from ordinary activities before taxation		(19,832)	21,444	18,098
Adjustments for:
Amortization of deferred finance expenses		1,008	1,008	1,680
Amortization of intangible assets		795	324	217
Depreciation of property, plant and equipment		150,367	159,691	137,198
Assets impairment		—	178	—
(Gain)/Loss on disposal of property, plant and equipment		728	—	(5)
Gain on disposal of intangible assets		(178)	—	—
Interest expense, net of amount capitalized		28,797	20,870	6,879
Interest income		(1,882)	(1,252)	(823)

Operating profit before working capital changes		159,803	202,263	163,244
Changes in working capital:
Inventories		(10,590)	(14,011)	10,214
Trade and other receivables		42,155	(26,114)	27,466
Trade and other payables		7,345	13,025	(23,852)

Cash generated from operations		198,713	175,163	177,072
Interest received		1,823	1,349	855
Interest paid, net of amount capitalized		(29,320)	(21,357)	(7,764)
Income taxes paid		(71)	(59)	—

Cash flows from operating activities		171,145	155,096	170,163

Investing activities
Proceeds on disposal of property, plant and equipment		4,595	3,350	54
Purchase of property, plant and equipment including interest paid of $1,240, $243 and $21 for 2002, 2003 and 2004, respectively		(49,918)	(14,088)	(19,198)
Proceeds on disposal of intangible assets		294	—	—
Purchase of intangible assets		(109)	(77)	(601)

Cash flows from investing activities		(45,138)	(10,815)	(19,745)

Financing activities
Repayment of bank loan		(96,429)	(107,143)	(171,428)
Dividends paid		—	(20,234)	(71,188)

Cash flows from financing activities		(96,429)	(127,377)	(242,616)

Net increase/(decrease) in cash and cash equivalents		29,578	16,904	(92,198)
Cash and cash equivalents at beginning of year		83,143	112,721	129,625

Cash and cash equivalents at end of year	8	112,721	129,625	37,427

The accompanying notes form an integral part of these financial statements.

SILICON MANUFACTURING PARTNERS PTE LTD
NOTES TO THE FINANCIAL STATEMENTS
In thousands of US Dollars (except share and per share data)

These notes form an integral part and should be read in conjunction with the accompanying financial statements.

The financial statements were authorized for issue by the directors on February 28, 2005.

1.	Domicile and Activities

Silicon Manufacturing Partners Pte Ltd (the “Company”) is incorporated and domiciled in the Republic of Singapore and has its registered office at 60 Woodlands Industrial Park, Street 2, Singapore 738406.

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

The financial statements have been prepared in accordance with Singapore Financial Reporting Standards (“FRS”) including related Interpretations promulgated by the Council on Corporate Disclosure and Governance (“CCDG”).

The historical cost basis is used. Amounts are expressed in the United States (“US”) dollars, unless otherwise stated.

The preparation of financial statements in conformity with FRS requires the use of estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the financial year. Although these estimates are based on management’s best knowledge of current events and actions, actual results may ultimately differ from those estimates.

(b)	Measurement currency

The measurement currency of the Company is US dollars. As sales and purchases are denominated primarily in US dollars and net receipts from operations are usually retained in US dollars, the directors are of the opinion that US dollars reflects the economic substance of the underlying events and circumstances relevant to the Company.

(c)	Foreign Currency Transactions

Monetary assets and liabilities in foreign currencies are translated into US dollars at rates of exchange ruling at the balance sheet date or at contracted rates where they are covered by forward exchange contracts. Transactions in foreign currencies are translated at rates ruling on transaction dates. Foreign exchange gains and losses, resulting from the settlement of foreign currency transactions and from the translation at financial year-end exchange rates of monetary assets and liabilities denominated in foreign currencies, are included in the profit and loss account.

SILICON MANUFACTURING PARTNERS PTE LTD
NOTES TO THE FINANCIAL STATEMENTS
In thousands of US Dollars (except share and per share data)

2.	Summary of Significant Accounting Policies (cont’d)

(d)	Property, Plant and Equipment

(i)	Owned Assets

Property, plant and equipment are stated at cost less accumulated depreciation and accumulated impairment losses.

(ii)	Subsequent Expenditure

Subsequent expenditure relating to property, plant and equipment that has already been recognized is added to the carrying amount of the asset when it is probable that future economic benefits, in excess of the originally assessed standard of performance of the existing asset, will flow to the Company and the cost can be reliably measured. All other subsequent expenditure is recognized as an expense in the period in which it is incurred.

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

No depreciation is provided for property, plant and equipment under installation or construction. Depreciation is provided on a straight-line basis so as to write off the cost of other property, plant and equipment over their estimated useful lives as follows:

Equipment and machinery	—	5 years
Mechanical and electrical installations	—	10 years
Office furniture, fittings and equipment	—	5 years
Computers	—	2 to 3 years

Interest incurred during the year of installation and construction of major items of property, plant and equipment is capitalized into cost of property, plant and equipment. Interest capitalized is based on the average cost of the Company’s pooled borrowings.

(e)	Intangible Assets

(i)	Computer software

Computer software, not forming an integral part of a related hardware, which is acquired by the Company, is stated at cost less accumulated amortization and accumulated impairment losses.

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

The deferred expense represents the arrangement fees incurred for the long-term bank loan. The amount is amortized over the repayment term of the long-term bank loan.

(h)	Inventories

Inventories are stated at the lower of standard cost, which approximates actual cost determined on the weighted average basis, or market (net realizable value). For work-in-progress and manufactured inventories, cost consists of the cost of raw materials, direct labor and an appropriate proportion of production overheads. Labor and overhead costs are allocated to each step in the wafer production process based on normal fab capacity utilization, with un-recovered costs arising from abnormal underutilization of capacity expensed as incurred.

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

The carrying amounts of the Company’s long-lived and intangible assets are reviewed at each balance sheet date to determine whether there is any indication of impairment. An impairment loss is recognized whenever the carrying amount of an asset or its cash-generating unit exceeds its recoverable amount, which is the higher of an asset’s or its cash-generating unit’s net selling price and its value in use. Impairment losses are recognized in the profit and loss account.

An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized. There were no impairment loss reversals for the years ended December 31, 2002, 2003 and 2004.

(l)	Provision for Sales Returns

A provision for sales returns is recognized when the underlying products or services are sold. The provision is based on historical experience and management’s estimate of the level of future claims and accrued for specific items at the time their estimate is known and the amounts are determinable.

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

Dividends on ordinary shares are recognized as a liability in the period in which they are declared, provided all necessary conditions attached to the dividend declaration have been met.

(o)	Revenue Recognition

Provided it is probable that the economic benefits will flow to the Company and the revenue and costs, if applicable, can be measured reliably, revenue is recognized in the profit and loss account as follows:

(i)	Sale of goods

Revenue is recognized when significant risks and rewards of ownership have been transferred to the buyer upon shipment of goods. Revenue represents the invoiced value of goods and services supplied, excluding goods and services tax, less an allowance for returns.

SILICON MANUFACTURING PARTNERS PTE LTD
NOTES TO THE FINANCIAL STATEMENTS
In thousands of US Dollars (except share and per share data)

2.	Summary of Significant Accounting Policies (cont’d)

(o)	Revenue Recognition (cont’d)

(ii)	Allocated wafer capacity cost recovery

Allocated wafer capacity cost recoveries billed, under the terms of the assured supply demand agreement, are recognized when the quarterly capacity allocated to a shareholder is not fully utilized and there is no waiver made by the shareholders. Such recoveries represent the unrecovered cost when the capacity allocated to the shareholders is not met.

(iii)	Interest income

Interest income from bank deposits is accrued on a time-apportioned basis using the effective interest method.

(iv)	Grants

Income-related government grants are subsidies of training expenses. Income-related grants are credited to other operating income when it becomes probable that expenditures already incurred will constitute qualifying expenditures for purposes of reimbursement under the grants, which is typically substantially concurrent with the expenditures.

(p)	Operating Leases

Leases of assets in which the Company does not assume substantially the risks and rewards of ownership are classified as operating leases.

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

SILICON MANUFACTURING PARTNERS PTE LTD
NOTES TO THE FINANCIAL STATEMENTS
In thousands of US Dollars (except share and per share data)

3.	Property, Plant and Equipment

			Office
	Equipment	Mechanical and	furniture,		Assets under
2003 (unaudited)	and	electrical	fittings and		installation and
Cost	machinery	installations	equipment	Computers	construction	Total
	$	$	$	$	$	$
At January 1, 2003	771,343	2,773	975	4,219	9,613	788,923
Additions	—	—	—	—	20,698	20,698
Transfers	28,543	1,483	—	172	(30,198)	—
Disposals	(5,911)	—	—	(41)	—	(5,952)
Assets impairment	(2,406)	—	—	—	—	(2,406)

At December 31, 2003	791,569	4,256	975	4,350	113	801,263

Accumulated depreciation
At January 1, 2003	378,384	1,200	795	3,863	—	384,242
Depreciation charge for the year	158,875	365	127	324	—	159,691
Disposals	(2,561)	—	—	(41)	—	(2,602)
Assets impairment	(2,228)	—	—	—	—	(2,228)

At December 31, 2003	532,470	1,565	922	4,146	—	539,103

Carrying amount
December 31, 2003	259,099	2,691	53	204	113	262,160

			Office
	Equipment	Mechanical and	furniture,		Assets under
2004	and	electrical	fittings and		installation and
Cost	machinery	installations	equipment	Computers	construction	Total
	$	$	$	$	$	$
At January 1, 2004	791,569	4,256	975	4,350	113	801,263
Additions	8	—	—	5	6,759	6,772
Transfers	5,425	—	—	965	(6,390)	—
Disposals	(181)	—	—	(54)	—	(235)

At December 31, 2004	796,821	4,256	975	5,266	482	807,800

Accumulated depreciation
At January 1, 2004	532,470	1,565	922	4,146	—	539,103
Depreciation charge for the year	136,435	426	27	310	—	137,198
Disposals	(133)	—	—	(53)	—	(186)

At December 31, 2004	668,772	1,991	949	4,403	—	676,115

Carrying amount
December 31, 2004	128,049	2,265	26	863	482	131,685

During the year, interest expense of $1,218, $237 and $19 for 2002, 2003 and 2004, respectively, was capitalized in the cost of property, plant and equipment.

SILICON MANUFACTURING PARTNERS PTE LTD
NOTES TO THE FINANCIAL STATEMENTS
In thousands of US Dollars (except share and per share data)

4.	Intangible Assets

	2003	2004
	(Unaudited)
	$	$
Computer Software
Cost
At January 1,	3,448	3,525
Additions	77	601

At December 31,	3,525	4,126

Accumulated amortization
At January 1,	3,012	3,336
Charge for the year	324	217

At December 31,	3,336	3,553

Carrying amount
December 31,	189	573

5.	Deferred Income Tax Asset/(Liability)

Deferred income tax asset and liability is offset when there is a legally enforceable right to set off current income tax asset against current income tax liability and when the deferred income tax relates to the same fiscal authority. The amounts, determined after appropriate offsetting, are shown on the balance sheets as follows:

	2003	2004
	(Unaudited)
	$	$
To be recovered/(settled) after more than 12 months
Deferred income tax asset	7	82
Deferred income tax liability	(25)	—

	(18)	82

The above deferred income tax asset/(liability) arose due to temporary difference on property, plant and equipment.

The movement in the deferred income tax account is as follows:

	2003	2004
	(Unaudited)
	$	$
At January 1,	—	(18)
Tax (charge to)/credit:
- profit and loss account	(18)	100

At December 31,	(18)	82

SILICON MANUFACTURING PARTNERS PTE LTD
NOTES TO THE FINANCIAL STATEMENTS
In thousands of US Dollars (except share and per share data)

5.	Deferred Income Tax Asset/(Liability) (cont’d)

Deferred income tax asset is recognized for tax losses carried forward to the extent that realization of the related tax benefits through future taxable profits is probable. The Company has no unrecognized tax losses and capital allowances which can be carried forward and used to offset against future taxable income.

6.	Inventories

	2003	2004
	(Unaudited)
	$	$
Raw materials	1,118	579
Work-in-progress	29,849	20,168
Consumable supplies and spares	568	336

	31,535	21,083
Less:
Allowance for inventories obsolescence	408	170

	31,127	20,913

Included in work-in-progress is an amount of $Nil and $1,672 for 2003 and 2004, respectively, stated at net realizable value.

7.	Trade and Other Receivables, net

	2003	2004
	(Unaudited)
	$	$
Trade receivables	17,034	6,081
Provision for sales returns	(3,055)	(1,505)

	13,979	4,576

Deposits	29	20
Prepayments	2,426	2,315
Staff loans and advances	11	—
Other receivables	260	8
Amount due from related companies and affiliated companies
- minority shareholder (trade)	592	582
- related company (trade)	212	2,048
- immediate holding company (trade)	35,686	17,698

	53,195	27,247

SILICON MANUFACTURING PARTNERS PTE LTD
NOTES TO THE FINANCIAL STATEMENTS
In thousands of US Dollars (except share and per share data)

7.	Trade and Other Receivables (cont’d)

Movements in provision for sales returns are as follows:

	2003	2004
	(Unaudited)
	$	$
At January 1,	2,656	3,055
Provisions made during the year	7,327	2,536
Provisions utilized during the year	(6,928)	(4,086)

At December 31,	3,055	1,505

The provision for sales returns is made based on historical experience and management’s estimate of the level of future claims. The Company expects to incur the liability within one year.

8.	Cash and Cash Equivalents

	2003	2004
	(Unaudited)
	$	$
Cash at banks and on hand	6,587	13,421
Cash equivalents
Short-term deposits with banks	123,038	24,006

	129,625	37,427

9.	Trade and Other Payables

	2003	2004
	(Unaudited)
	$	$
Trade payables	5,942	3,619
Payables for purchase of property, plant and equipment	107	174
Accrued operating expenses	14,386	8,090
Liability for short-term accumulated compensated absences	210	55
Dividend payable	34,508	—
Other payables	247	237
Amount due to related companies and affiliated companies
- affiliated company (trade)	467	412
- related company (trade)	543	63
- minority shareholder (trade)	35,144	8,850
- immediate holding company (trade)	98	31

	91,652	21,531

SILICON MANUFACTURING PARTNERS PTE LTD
NOTES TO THE FINANCIAL STATEMENTS
In thousands of US Dollars (except share and per share data)

10.	Interest-Bearing Liabilities

The bank loan, which consists of $128,571 and $Nil for 2003 and 2004, respectively, from Tranche A, and $42,857 and $Nil for 2003 and 2004, respectively, from Tranche B, is secured by a debenture, giving the holder thereof a first floating charge on all of the Company’s assets.

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

In June 2004, the Company made an early repayment on its outstanding long-term loan.

	2003	2004
	(Unaudited)
	$	$
Repayable as follows:
Due within 12 months	107,142	—
Due after 12 months	64,286	—

	171,428	—

11.	Share Capital

	2003	2004
	(Unaudited)
Authorized:
490,000,000 (2003: 490,000,000) “A” ordinary shares of S$1 (2003: S$1) each	S$490,000	S$490,000

510,000,000 (2003: 510,000,000) “B” ordinary shares of S$1 (2003: S$1) each	S$510,000	S$510,000

Issued and fully-paid:
208,250,000 (2003: 208,250,000) “A” ordinary shares of S$1 (2003: S$1) each	123,670	123,670
216,750,000 (2003: 216,750,000) “B” ordinary shares of S$1 (2003: S$1) each	128,719	128,719

	252,389	252,389

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

Under the assured supply and demand agreement that both the shareholders signed with the Company, the shareholders are billed with effect from January 1, 2001 for allocated wafer capacity if the wafers started for them are less than their allocated capacity. Such amounts represent the unrecovered cost to the Company when the allocated capacity is not taken up by one, or both, of the shareholders. During the year ended December 31, 2004, the shareholders jointly agreed with the Company to waive the requirement for such billings even though their wafers fell below their allocated capacities.

In September 2004, the two shareholders of the Company entered into a supplementary agreement to the strategic alliance agreement. Among other things, the supplementary agreement provides that the Company can pay dividends out of the profits determined on a year-to-year basis rather than on a cumulative basis, as previously was the case.

13.	Other Operating Income

	Note	2002	2003	2004
			(Unaudited)
		$	$	$
Allocated wafer capacity cost recovery	12, 19	49,512	—	—
Interest income
— banks		133	914	823
— cash pool deposits with an affiliated company		1,749	338	—
Reversal of Economic Value Added bonus provision		—	3,578	—
Gain on disposal of intangible assets		178	—	—
Gain on disposal of property, plant and equipment		—	—	5
Grant income		3	—	781
Others		3	10	5

		51,578	4,840	1,614

In prior years, the Company had an employee bonus plan with respect to the payment of bonuses to employees. In March 2003, the Company cancelled the employee bonus award plan. As a result, compensation accrued for past services under the bonus award plan of $3,578 was eliminated by decreasing compensation expense in the period of the cancellation.

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

15.	Profit From Operations

The following items have been included in arriving at profit from operations:

	Note	2002	2003	2004
			(Unaudited)
		$	$	$
Allowance made for inventories		501	(131)	(238)
Amortization of intangible assets	4	795	324	217
Loss on disposal of property, plant and equipment		728	—	—
Exchange loss		547	357	2,470
Depreciation of property, plant and equipment	3	150,367	159,691	137,198
Operating lease expenses		15,705	15,567	15,881
Staff costs		16,788	15,799	21,061
Contributions to defined contribution plans included in staff costs		931	964	949

The number of employees as at December 31, 2002, 2003 and 2004 is 551, 602 and 619, respectively.

16.	Finance Costs

	2002	2003	2004
		(Unaudited)
	$	$	$
Interest paid and payable to banks	30,015	21,107	6,898
Other finance costs paid and payable to banks	1,283	1,038	1,700

Total finance costs	31,298	22,145	8,598
Less:
Finance costs capitalized into property, plant and equipment	(1,218)	(237)	(19)

	30,080	21,908	8,579

In 2004, the remaining $1,680 of unamortized deferred expenses was charged to finance costs as the Company made an early repayment on its outstanding long-term loan.

SILICON MANUFACTURING PARTNERS PTE LTD
NOTES TO THE FINANCIAL STATEMENTS
In thousands of US Dollars (except share and per share data)

17.	Income Tax Expense

(a)	Recognized in the profit and loss account

	2002	2003	2004
		(Unaudited)
	$	$	$
Current tax	414	257	165
Deferred tax	71	18	(100)

	485	275	65

All of pre-tax income/(loss) and income tax expense are from Singapore sources.

(b)	Reconciliation of effective tax rate

	2002	2003	2004
		(Unaudited)
	$	$	$
Profit/(Loss) before tax	(19,832)	21,444	18,098

Income taxes using Singapore tax rate of 20% (22% for 2002 and 2003)	(4,363)	4,718	3,620
Expenses not deductible for tax purposes	1,135	381	1,301
Exempt pioneer profits	—	(4,824)	(4,856)
Pioneer losses and allowances not recognized as deferred benefit	3,713	—	—

	485	275	65

The Company has been granted pioneer status for a period of ten years under the Singapore Economic Expansion Incentives (Relief from Income Tax) Act, Chapter 86 (“the Income Tax Act”), for the wafer fabrication of integrated circuits effective from May 1, 2000. During the pioneer status period, income from pioneer trade is exempt from income tax, subject to compliance with the conditions stated in the pioneer certificate and the Income Tax Act.

The income tax expense of the Company is for income tax payable on income derived from non-pioneer activities, principally interest income.

As at December 31, 2003 and 2004, the Company has no unutilized property, plant and equipment related wear and tear allowance carryforwards.

SILICON MANUFACTURING PARTNERS PTE LTD
NOTES TO THE FINANCIAL STATEMENTS
In thousands of US Dollars (except share and per share data)

18.	Dividend

As disclosed in note 12, under the strategic alliance agreement, the shareholders of the Company do not share the Company’s net results in the same ratio as their equity holding.

During the year, the Company declared/paid the following interim dividends to the holder of the “B” ordinary shares:

	2002	2003	2004
		(Unaudited)
	$	$	$
First interim dividend declared of $0.0011 per share, net of tax at 22%	—	234	—
Second interim dividend declared of $0.2515 per share, tax exempt	—	54,508	—
Second interim dividend paid of $0.1592 per share, tax exempt	—	—	34,508
Third interim dividend paid of $0.0308 per share, tax exempt	—	—	6,680
Fourth interim dividend paid of $0.1384 per share, tax exempt	—	—	30,000

	—	54,742	71,188

In 2004, the Company declared tax exempt dividends to the holder of “A” ordinary shares of $0.1145 per share amounting to $23,844, and tax exempt dividends to the holder of “B” ordinary shares of $0.2418 per share amounting to $52,401. The Company has paid $36,680 of the total amount declared in 2004 to the holder of “B” ordinary shares. The remaining amounts declared have not been recognized as a liability as all necessary conditions attached to the dividend declaration have not been met.

19.	Significant Related Party Transactions

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

During the financial year, there were the following significant transactions with related parties on terms agreed between the parties:

	Note	2002	2003	2004
			(Unaudited)
		$	$	$
Immediate Holding Company
Recharge of employee related and other expenses to Company		73	117	82
Sale of processed wafers		158,456	191,493	162,927
Allocated wafer capacity cost recovery	13	9,317	—	—
Purchase of wafers		3,599	2,277	—
Dividend income		—	54,742	36,680

SILICON MANUFACTURING PARTNERS PTE LTD
NOTES TO THE FINANCIAL STATEMENTS
In thousands of US Dollars (except share and per share data)

19.	Significant Related Party Transactions (cont’d)

	Note	2002	2003	2004
			(Unaudited)
		$	$	$
Related Companies
Recharge of employee related and other expenses to Company		2,096	2,271	3,882
Sale of processed wafers		7,779	3,593	12,773
Minority Shareholder
Purchase of processed wafers		724	—	—
Purchase of property, plant and equipment		3,211	12,703	462
Payment of rental expense		14,713	15,024	15,307
Recharge of employee related and other expenses to Company		27,957	46,552	33,199
Sale of processed wafers		6,650	1,818	1,371
Allocated wafer capacity cost recovery	13	40,195	—	—
Sale of property, plant and equipment		1,069	3,350	—
Recharge of other expenses from Company		476	195	499
Affiliated Companies
Purchase of property, plant and equipment		—	1,515	43
Purchase of processed wafers		116	447	180
Recharge of other expenses to Company		93	215	217
Sale of processed wafers		165	454	270
Sale of property, plant and equipment		849	—	—
Recharge of other expenses from Company		67	101	—
Interest income		1,749	338	—

20.	Commitments

(a)	Capital commitments

	2002	2003	2004
		(Unaudited)
	$	$	$
Contracted but not provided for	6,434	6,148	1,079
Authorized but not contracted for	10,661	10,391	2,777

SILICON MANUFACTURING PARTNERS PTE LTD
NOTES TO THE FINANCIAL STATEMENTS
In thousands of US Dollars (except share and per share data)

20.	Commitments (cont’d)

(b)	Operating lease commitments

The Company leases its fab from its minority shareholder, under a long-term lease agreement which expires in 2008. At December 31, the Company had commitments for future minimum lease payments under the non-cancellable operating leases as follows:

	2002	2003	2004
		(Unaudited)
	$	$	$
Payable:
Within 1 year	15,391	15,561	16,015
After 1 year but within 5 years	60,640	50,169	35,829
After 5 years	3,786	—	—

	79,817	65,730	51,844

21.	Financial Instruments

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

SILICON MANUFACTURING PARTNERS PTE LTD
NOTES TO THE FINANCIAL STATEMENTS
In thousands of US Dollars (except share and per share data)

21.	Financial Instruments (cont’d)

(c)	Interest rate risk

Interest rate risk is the adverse effect on the value of a financial instrument that results from a change in interest rates or currency exchange rates. The Company uses interest rate swaps to redenominate its floating rate interest obligations of its loan to fixed rate interest obligations. In June 2004, the Company made an early repayment on its outstanding long-term debt and terminated the associated interest rate swap.

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

(e)	Effective interest rates and repricing analysis

In respect of interest-earning financial assets and interest-bearing financial liabilities, the following table indicates their effective interest rates at the balance sheet date and the periods in which they reprice:

		Effective
		Interest		Within	1 to 5	After
	Note	Rate	Total	1 year	years	5 years
		%	$	$	$	$
2004
Financial Assets
Cash and cash equivalents	8	2.00	37,427	37,427	—	—

2003 (unaudited)
Financial Assets
Cash and cash equivalents	8	1.02	129,625	129,625	—	—

Financial Liabilities
Secured US$ floating rate bank loan	10	2.20	(171,428)	(171,428)	—	—
Effect of interest rate swaps		5.59	—	171,428	(171,428)	—

		7.79	(171,428)	—	(171,428)	—

SILICON MANUFACTURING PARTNERS PTE LTD
NOTES TO THE FINANCIAL STATEMENTS
In thousands of US Dollars (except share and per share data)

21.	Financial Instruments (cont’d)

(f)	Fair values

(i)	Recognized financial instruments, cash and cash equivalents, amount due from and to related companies and affiliated companies, accounts receivable and accounts payable.

The carrying amounts approximate fair value in view of the short-term nature of these balances.

(ii)	Bank loan

The carrying amount approximated fair value in view of the debt bearing floating interest rate.

(iii)	Unrecognized financial instruments

The valuation of financial instruments not recognized in the balance sheet reflects amounts which the Company expects to pay or receive to terminate the contracts or replace the contracts at their current market rates at the balance sheet date.

The notional amount and net fair value of financial instruments not recognized in the balance sheet as at December 31, are:

	Notional	Fair	Notional	Fair
	amount	value	amount	value
	2003	2003	2004	2004
	(Unaudited)	(Unaudited)
	$	$	$	$
Interest rate swap agreements	(211,429)	(10,714)	—	—
Forward foreign exchange contracts	(1,000)	1	(2,005)	11

22.	Reconciliation from FRS to US GAAP

The Company’s financial statements are prepared in accordance with FRS which differs in certain respects from US GAAP. The effect of such differences on net profit/(loss) and shareholders’ equity is summarized below.

Accounting for Derivative Financial Instruments

Under FRS applicable for the periods presented, there are no established principles for recognizing and measuring derivative financial instruments. Consequently, the Company only recognizes the accounting effect of derivative financial instruments as, and to the extent, the derivative financial instruments have an effect on the Company’s cash flows.

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

Changes in the fair value of derivatives that are highly effective and that are designated and qualify as fair-value hedges are recorded in earnings as interest expense, along with the loss or gain on the hedged assets or liabilities or unrecognized firm commitment of the hedged item that are attributable to the hedged risks. Changes in the fair value of derivatives that are highly effective and that are designated and qualify as cash-flow hedges are recorded in other comprehensive income, until earnings are affected by the variability in cash flows of the designated hedged items. Changes in the fair value of derivatives that are highly effective as hedges and that are designated and qualify as foreign-currency hedges are recorded in either earnings or other comprehensive income, depending on whether the hedge transaction is a fair-value hedge or a cash-flow hedge. Changes in the fair value of derivative instruments that are not designated as part of a hedging relationship are reported in current period earnings.

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

	2002	2003	2004
		(Unaudited)
	$	$	$
Net profit/(loss) in accordance with FRS	(20,317)	21,169	18,033
Adjustment:
Fair value adjustment for ineffective hedge elements of derivative contracts	(217)	2,615	2,673

Net profit/(loss) in accordance with US GAAP	(20,534)	23,784	20,706

Other comprehensive income in accordance with FRS	—	—	—
Adjustment:
Fair value adjustment for effective hedge elements of derivative contracts, net of nil tax	2,059	10,815	8,050

Other comprehensive income in accordance with US GAAP	2,059	10,815	8,050

Shareholders’ equity in accordance with FRS	247,068	213,495	194,848
Adjustment:
Fair value adjustment related to derivative contracts	(24,142)	(10,712)	11

Shareholders’ equity in accordance with US GAAP	222,926	202,783	194,859

SILICON MANUFACTURING PARTNERS PTE LTD
NOTES TO THE FINANCIAL STATEMENTS
In thousands of US Dollars (except share and per share data)

22.	Reconciliation from FRS to US GAAP (cont’d)

Accounting for Derivative Financial Instruments (cont’d)

	2002	2003	2004
		(Unaudited)
	$	$	$
Accumulated other comprehensive loss in accordance with FRS	—	—	—
Adjustment:
Fair value adjustment for effective hedge elements of derivative contracts	(18,920)	(8,105)	(55)

Accumulated other comprehensive loss in accordance with US GAAP	(18,920)	(8,105)	(55)

23.	Subsequent Event

Subsequent to December 31, 2004, a tax exempt dividend was paid to the holder of “B” ordinary shares of $0.0415 per share amounting to $9,000. These financial statements do not reflect this dividend as all necessary conditions attached to the dividend were not met at December 31, 2004.