Form 20-F
period 2005-12-31
CHARTERED SEMICONDUCTOR MANUFACTURING LTD
filed 2006-03-01
CIK 1095270

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 20-F
(Mark One)

☐	Registration statement pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934.
OR

☑	Annual Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

For the fiscal year ended December 31, 2005.
OR

☐	Transition Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. For the transition period from _____________ to _____________.
OR

☐	Shell Company Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Date of event requiring this shell company report .........................
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
Securities registered or to be registered pursuant to Section 12(g) of the Act:
American Depositary Shares,
each represented by ten Ordinary Shares.
(Title of class)
Securities for which there is a reporting
obligation pursuant to Section 15(d) of the Act:
Not Applicable
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report. 2,513,383,969 Ordinary Shares and 30,000 Convertible Redeemable Preference Shares as of December 31, 2005.
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
     Yes ☑          No ☐
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
     Yes ☐          No ☑
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
     Yes ☑          No ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Securities Exchange Act of 1934. (Check one):
     Large accelerated filer ☑          Accelerated filer ☐          Non-accelerated filer ☐
Indicate by check mark which financial statement item the registrant has elected to follow.
     Item 17 ☐     Item 18 ☑
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Securities Exchange Act of 1934).
     Yes ☐          No ☑

Certain Definitions and Conventions
Presentation of Certain Financial Information

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS	3
ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE	3
ITEM 3.	KEY INFORMATION	3
ITEM 4.	INFORMATION ON OUR COMPANY	21
ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS	38
ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	63
ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS	76
ITEM 8.	FINANCIAL INFORMATION	78
ITEM 9.	THE OFFER AND LISTING	79
ITEM 10.	ADDITIONAL INFORMATION	80
ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK	96
ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES	98

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES	98
ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS	98
ITEM 15.	CONTROLS AND PROCEDURES	98
ITEM 16.
A.	AUDIT COMMITTEE FINANCIAL EXPERT	99
B.	CODE OF ETHICS	99
C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES	99
D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES	100
E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS	100

PART III

ITEM 17.	FINANCIAL STATEMENTS	100
ITEM 18.	FINANCIAL STATEMENTS	100
ITEM 19.	EXHIBITS	102

SIGNATURES

Index to Financial Statements
EX-2.2 Specimen certificate for convertible redeemable preference shares.
EX-4.10.3 Deed of Accession and Ratification dated January 26, 2006 relating to the Restated Joint Venture Agreement dated October 23, 2001 and as further amended by an amendment (No. 1).
EX-4.19.1 Agreement for Sub-License and Sub-Lease (Private Lot A12787(k)) dated July 8, 2005 by and between Singapore Technologies Pte Ltd and the company.
EX-4.19.2 Novation Agreement dated July 8, 2005 by and among Singapore Technologies Pte Ltd, Terra Investments Pte. Ltd. and the company dated July 8, 2005.
EX-12.1 Certification of the President and Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
EX-12.2 Certification of the Senior Vice President and Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
EX-13.1 Certification of the President and Chief Executive Officer pursuant to 18 U.S.C Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
EX-13.2 Certification of the Senior Vice President and Chief Financial Officer pursuant to 18 U.S.C Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
EX-15.1 Consent of KPMG addressed to the Board of Directors and Shareholders of the company.
EX-15.2 Consent of KPMG addressed to the Board of Directors and Shareholders of Silicon Manufacturing Partners Pte Ltd.

Certain Definitions and Conventions
     In this document, unless otherwise indicated, all references to “Chartered,” “our company,” “we,” “our” and “us” refer to Chartered Semiconductor Manufacturing Ltd., a limited liability company formed in the Republic of Singapore, and its subsidiaries. When we refer to “Singapore dollars” and “S$” in this document, we are referring to Singapore dollars, the legal currency of Singapore. When we refer to “U.S. dollars,” “dollars,” “$” and “US$” in this document, we are referring to United States dollars, the legal currency of the United States, and when we refer to “€,” we are referring to Euros.
     When we refer to the “noon buying rate,” we are referring to the noon buying rate in New York for cable transfers in Singapore dollars as certified for customs purposes by the Federal Reserve Bank of New York. The noon buying rate on January 31, 2006 was S$1.6219 = $1.00.
Presentation of Certain Financial Information
     Our financial statements are reported in U.S. dollars and presented in accordance with U.S. generally accepted accounting principles, or U.S. GAAP. This document includes the financial statements of our equity-method joint venture company, Silicon Manufacturing Partners Pte Ltd, or SMP, which are reported in U.S. dollars and presented in accordance with U.S. GAAP. Up to the year ended December 31, 2004, the financial statements of SMP were reported in U.S. dollars and were prepared in accordance with Singapore Financial Reporting Standards, which vary in certain significant respects from U.S. GAAP. In 2005, SMP changed its fiscal year end to September 30.
     The share and per share data and American Depositary Share, or ADS, and per ADS data in this document for the year 2002 and prior periods reflect a retroactive adjustment to give effect to our eight-for-ten rights offering which we completed in October 2002, or the October 2002 Rights Offering. The share price information contained in this document was derived from Bloomberg L.P.
     Certain reclassifications have been made in prior years’ financial information to conform to classifications used in the current year.

PART I
ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS
Not applicable.
ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE
Not applicable.
ITEM 3.	KEY INFORMATION
A.	SELECTED FINANCIAL DATA
     You should read the following selected financial data in conjunction with our consolidated financial statements and related notes and “Item 5. Operating and Financial Review and Prospects” included in this document. The selected consolidated balance sheet data as of December 31, 2001, 2002 and 2003 and the selected consolidated statements of operations data for the years ended December 31, 2001 and 2002 are derived from our audited consolidated financial statements. However, we have not included our audited consolidated financial statements for those periods in this document. The selected consolidated balance sheet data as of December 31, 2004 and 2005 and the selected consolidated statements of operations data for each of the years in the three year period ended December 31, 2005 are derived from our audited consolidated financial statements included elsewhere in this document which have been audited by KPMG, independent registered public accounting firm. Our consolidated financial statements are prepared in accordance with U.S. GAAP.

	Year Ended December 31,
	2001	2002	2003		2004		2005
	(in thousands, except share and per share data and ratios)
Consolidated Statements of Operations Data:
Net revenue	$462,656	$449,241	$551,911		$932,131		$1,032,734
Cost of revenue	665,261	628,726	648,330		769,318		917,048

Gross profit (loss)	(202,605)	(179,485)	(96,419)		162,813		115,686

Operating expenses:
Research and Development	82,897	95,285	124,057		118,281		122,073
Fab start-up costs	13,329	8,338	9,219		33,199		22,697
Sales and marketing	38,659	41,182	38,748		37,751		42,181
General and administrative	42,671	43,103	40,762		33,850		38,756
Other operating expenses (income), net	—	10,025 (1)	(11,001	)(2)	(8,994	)(3)	3,938 (5)

Total operating expenses	177,556	197,933	201,785		214,087		229,645

Operating income (loss)	(380,161)	(377,418)	(298,204)		(51,274)		(113,959)

Other income (expense):
Equity in income (loss) of SMP	(92,683)	(84,846)	23,194		27,563		6,486
Other income, net	19,718	23,632	23,186		52,299	(4)	2,442 (6)
Interest income	46,225	16,637	12,168		11,530		28,625
Interest expense and amortization of debt discount	(39,652)	(41,661)	(42,222)		(30,093)		(69,839)
Foreign exchange gain (loss), net	4,216	(1,966)	(733)		1,320		(356)

	Year Ended December 31,
	2001	2002	2003	2004	2005
	(in thousands, except share and per share data and ratios)
Income (loss) before income taxes and minority interest	(442,337)	(465,622)	(282,611)	11,345	(146,601)
Income tax expense(7)	(14,244)	(7,029)	(11,671)	(4,774)	(12,997)

Income (loss) before minority interest	(456,581)	(472,651)	(294,282)	6,571	(159,598)
Minority interest in loss of CSP	72,629	55,563	9,491	—	—

Net income (loss) prior to cumulative effect adjustment	(383,952)	(417,088)	(284,791)	6,571	(159,598)
Cumulative effect adjustment for change in accounting principle(8)	—	—	(6,421)	—	—

Net income (loss)	(383,952)	(417,088)	(291,212)	6,571	(159,598)
Less: Accretion to redemption value of convertible redeemable preference shares	—	—	—	—	(3,196)

Net Income (loss) available to common shareholders	$(383,952)	$(417,088)	$(291,212)	$6,571	$(162,794)

Basic and diluted net earnings (loss) per common share(9)	$(0.24)	$(0.23)	$(0.12)	$0.00	$(0.06)
Number of shares used in computing net earnings (loss) per common share:
Basic	1,588,969	1,799,106	2,502,294	2,508,376	2,511,428
Diluted	1,588,969	1,799,106	2,502,294	2,516,942	2,512,577
Basic and diluted net earnings (loss) per ADS(9)	$(2.42)	$(2.32)	$(1.16)	$0.03	$(0.65)
Number of ADSs used in computing net earnings (loss) per ADS:
Basic	158,897	179,911	250,229	250,838	251,143
Diluted	158,897	179,911	250,229	251,694	251,258
Other Data (unaudited)(10):
Ratio of earnings to combined fixed charges and preferred dividends	—	—	—	—	—
Deficiency of earnings available to cover combined fixed charges and preferred dividends	$354,919	$381,225	$301,421	$19,268	$132,793

	As of December 31,
	2001	2002	2003	2004	2005
	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$1,041,616	$1,210,925	$905,472	$539,399	$819,856
Working capital(11)	642,487	942,059	682,322	162,746	550,323
Total assets	3,144,342	3,333,463	3,021,027	3,090,012	3,517,294

Long-term obligations	980,368	1,154,815	1,049,837	960,660	1,187,004
Convertible redeemable preference shares	—	—	—	—	250,663
Long-term obligations and convertible redeemable preference shares	980,368	1,154,815	1,049,837	960,660	1,437,667
Share capital	280,480	443,713	444,953	445,531	446,181
Total shareholders’ equity	1,582,632	1,785,459	1,494,555	1,505,631	1,346,374

Notes:
(1)	Included in 2002 other operating expenses (income), net line was a charge of $10.0 million associated with a restructuring charge on workforce re-sizing and a fixed asset impairment charge.
(2)	Included in 2003 other operating expenses (income), net line were:
(a)	A gain of $27.5 million associated with the cancellation of our employee bonus award plan;

(b)	A gain of $4.9 million resulting from equipment disposition;

(c)	An impairment charge of $9.0 million on certain machinery and equipment, as part of our fab capacity rationalization; and

(d)	A restructuring charge of $12.4 million relating to the phase out of Fab 1.
(3)	Included in 2004 other operating expenses (income), net line were:
(a)	A gain of $10.4 million resulting from an equipment disposition with CSMC Technologies Corporation, or CSMC;

(b)	A gain of $4.9 million associated with the resolution of a goods and services tax matter;

(c)	A restructuring charge of $4.6 million relating to the closing of Fab 1; and

(d)	An impairment charge of $1.7 million resulting from the migration to an enhanced manufacturing system.
(4)	Included in 2004 other income, net line was a gain of $14.3 million from the sale of technology to CSMC and a grant income of $29.5 million.
(5)	Other operating expenses (income), net in 2005 relate to a fixed asset impairment charge on assets held for sale.
(6)	Included in 2005 other income, net line was an expense of $7.0 million related to the termination of hedging transactions and other costs as a result of the cash tender offer, or Tender Offer, for and repurchase of any and all of our $575.0 million original principal amount of 2.5% senior convertible notes due 2006, or Convertible Notes. A more detailed discussion of the Tender Offer can be found under “Item 5. Operating and Financial Review and Prospects — Liquidity and Capital Resources.”
(7)	The pioneer tax status of our fabs had the effect of increasing basic and diluted net earnings per common share or decreasing basic and diluted net loss per common share by $(0.05), $(0.04), $(0.02), $0.00 and $(0.01) and increasing basic and diluted net earnings per ADS or by decreasing basic and diluted net loss per ADS by $(0.48), $(0.36), $(0.15), $0.02 and $(0.11) for the years ended December 31, 2001, 2002, 2003, 2004 and 2005, respectively.

(8)	Effective January 1, 2003, we adopted the provisions of Statement of Financial Accounting Standards, or SFAS, No. 143, “Accounting for Asset Retirement Obligations,” which addresses financial accounting and reporting for obligations associated with the retirement of long-lived assets and associated asset retirement costs. This resulted in a cumulative effect loss of $6.4 million, after a reduction in minority interest of $0.5 million, for 2003. The cumulative effect loss represents the depreciation and accretion expense that would have been recorded previously if SFAS No. 143 had been in effect in prior years.
(9)	For 2003, basic and diluted net loss per common share prior to cumulative effect adjustment was $(0.11) and basic and diluted net loss per ADS prior to cumulative effect adjustment was $(1.14).
(10)	For purposes of calculating the ratio of earnings to combined fixed charges and preferred dividends and the deficiency of earnings available to cover combined fixed charges and preferred dividends, if any, earnings consists of income (loss) before income taxes and minority interest, adjusted to remove equity in income (loss) of equity affiliates and to add fixed charges, amortization of capitalized interest and distributed income of equity affiliates, less interest capitalized. Fixed charges consist of interest expensed, interest capitalized, amortization of capitalized expenses related to indebtedness, plus an estimated interest portion of rental expenses on operating leases. Preferred dividend consists of accretion charges relating to our convertible redeemable preference shares.
(11)	Working capital is calculated as the excess of current assets over current liabilities.
B.	CAPITALIZATION AND INDEBTEDNESS
Not applicable.
C.	REASONS FOR THE OFFER AND USE OF PROCEEDS
Not applicable.
D.	RISK FACTORS
We wish to caution readers that the following important factors, and those important factors described in other reports and documents submitted to, or filed with, the United States Securities and Exchange Commission, or the SEC, among other factors, could affect our results. If any of the following risks actually occur, our business, results of operations and financial condition would likely suffer and actual results could differ materially from those expressed in any forward-looking statements made by us, or on our behalf.
Risks Related to Our Financial Condition
We have a history of losses and this may continue.
     Since our inception in 1987, we have incurred significant net losses. This was true even in years in which our revenue increased such as in 2002 to 2005. In 2001, 2002 and 2003, we incurred net losses of $384.0 million, $417.1 million and $291.2 million, respectively. In 2004, we generated net income of $6.6 million. For the year ended December 31, 2005, we incurred a net loss of $159.6 million.
     As of December 31, 2005, we had an accumulated deficit of $1,278.3 million. We cannot assure you that net losses will not continue or increase in the future or that we will become profitable.
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
     We have now and will continue to have a significant amount of debt. Our high level of debt and the covenants contained in our financing documents such as financial, shareholding and other restrictive covenants which are customary to loan documents could have important consequences to our company. For example, they could:
•	increase our vulnerability to general adverse economic and industry conditions;
•	limit our ability to pursue our growth plan and technology upgrades or migrations;
•	require us to seek the lender’s consent prior to paying dividends on our ordinary shares;
•	require us to dedicate a substantial portion of our cash flow from operations to payments on our debt, thereby reducing the availability of our cash flow to fund capital expenditures, working capital and other general corporate purposes. The term “capital expenditures” means the amount we paid during a particular period for property, plant and equipment;
•	limit our flexibility in planning for, or reacting to, changes in our business and the semiconductor industry; and
•	limit our ability to incur additional borrowings or raise additional financing through equity or debt instruments.
     We cannot assure you that we will be able to make interest and principal payments on debt incurred in connection with our growth if the average selling prices, or ASPs, or demand for our semiconductor wafers are lower than expected.
We expect to incur substantial capital expenditures, research and development costs and fab start-up costs in connection with our growth plans and may require additional financing that may not be available.
     Our business and the nature of our industry require us to make substantial capital expenditures, leading to a high level of fixed costs. We expect to incur significant capital expenditures in connection with our growth plans and technology upgrades and migrations. For example, during the cyclical downturn in the semiconductor industry and the subsequent period of recovery during 2002, 2003, 2004 and 2005, we made substantial capital expenditures of $419.5 million, $220.8 million, $686.3 million and $628.1 million, respectively. We expect our aggregate capital expenditures in 2006 to be approximately $650 million, of which approximately $550 million is expected to be used for capital expenditure for the development of capacities of 0.13 micron, or um, and smaller process geometry technologies for our fabs. The remaining amounts are expected to be utilized primarily for purchases of information systems and for adding more equipment in our fabs running more mature technologies to maximize utilization corresponding to the anticipated product mix. We estimate aggregate capital expenditures for phase 1 of our build-out of production capacity in Fab 7 to 18,000 300 millimeter, or mm, wafers per month to be $1,700 million. The targeted total capacity for phase 1 of Fab 7 has been increased by 20% from our previous plan of 15,000 300-mm wafers due to our expected improvement in productivity. As of December 31, 2005, we have spent $1,201.9 million on the equipping of Fab 7 as part of its phase 1 ramp up, and as of December 31, 2005, Fab 7 had a capacity of approximately 10,000 300-mm wafers per month. At completion, Fab 7 is expected to have a capacity of 30,000 300-mm wafers per month and our total capital investment in Fab 7 is expected to be approximately $2,700 million to $3,000 million. Our fab start-up costs, all related to Fab 7, decreased by 31.6% from $33.2 million in 2004 to $22.7 million in 2005. For more details on the costs of equipping Fab 7, see “Item 5. Operating and Financial Review and Prospects — Liquidity and Capital Resources.” We anticipate that from time to time we also may expand and add equipment to increase the capacity of our existing fabs, and this may require additional financing. We also expect to incur approximately $150 million for research and development in 2006.
     Our capital and research and development expenditures will be made in advance of sales. Given the fixed cost nature of our business, we may incur losses if our revenue does not adequately offset the level of depreciation resulting from these planned expenditures, as occurred in 2001, 2002, 2003 and 2005. Additionally, our actual expenditures may exceed our planned expenditures for a variety of reasons, including changes in our growth plan, our process technology, market conditions, customer requirements, interest rates and other factors.
     We may require additional financing to fund our future growth plans and technology upgrades and migrations, including to fund the capital expenditures to equip Fab 7 to its full planned capacity of 30,000 300-mm wafers per month, which is expected to take a number of years and will be paced by customer demand and industry conditions. There can be no assurance that additional financing will be available or, if available, that such financing will be obtained on terms favorable to us or that any additional financing will not be dilutive to our shareholders or creditors.
Failure to maintain high capacity utilization, optimize the technology mix of our semiconductor wafer production and continuously improve our device yields would seriously harm our prospects and financial condition.
     The key factors that affect our profit margin are our ability to:
•	maintain high capacity utilization;
•	optimize the technology mix of our semiconductor wafer production; and
•	continuously improve our device yields.

     The term “capacity utilization” means the actual number of semiconductor wafers we have processed at a fabrication facility in relation to the total number of wafers we have the capacity to process. Where we refer to capacity utilization in this document, such capacity utilization includes the utilization of our allocated capacity with SMP. Our capacity utilization affects our operating results because a large percentage of our operating costs are fixed. For example, in 2001, 2002 and the first half of 2003, weak market demand and a worldwide overcapacity of semiconductor wafer supply resulted in low utilization rates at our fabs. In 2004, our average capacity utilization improved to 80% from 58% in 2003. This was primarily driven by the sequential growth in shipments during the first two quarters of the year. However, we experienced market weakness from the second half of 2004 due to excess inventories in the semiconductor companies and the softening in certain end markets. Our average capacity utilization in 2005 declined to 70% as we continued to experience market weakness in the first half of 2005 as the industry continued to work through the excess inventories. The weakness of the first half of 2005 was partially offset in the second half of 2005 primarily as a result of shipments of our 90 nanometer, or nm, process geometry technologies and higher demand attributable to improving market conditions. We cannot assure you that market conditions will continue to improve or that improved market conditions can be sustained. If market conditions were to deteriorate we may not be able to sustain our capacity utilization.
     Other factors potentially affecting capacity utilization rates are the complexity and mix of the wafers produced, overall industry conditions, operating efficiencies, the level of customer orders, mechanical failure, disruption of operations due to expansion of operations or relocation of equipment and fire or natural disaster. We are unable to control many of the factors which may affect capacity utilization rates.
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
     If we are unable to maintain high capacity utilization, optimize the technology mix of our wafer production or maintain and improve our device yields, we may not be able to achieve our targeted profit margin, in which case our financial condition could be seriously harmed and the market price of our securities could fall.
Risks Related to Our Operations
The cyclical nature of the semiconductor industry and the periodic overcapacity that results from this, as well as any rapid change in the end markets we serve, may seriously harm our company.
     The semiconductor industry has historically been highly cyclical and, at various times, has experienced significant economic downturns characterized by production overcapacity, reduced product demand and rapid erosion of ASPs.
     Historically, companies in the semiconductor industry have expanded aggressively during periods of increased demand, as we and our competitors have done. As a result, periods of overcapacity in the semiconductor industry have frequently followed periods of increased demand. We expect this pattern to be repeated in the future. In addition, the markets for semiconductors are characterized by rapid technological change, intense competition and fluctuations in end-user demand. For example, after experiencing average utilization rates around 100% in 2000, our average utilization rates in 2002 and 2003 fell to 37% and 58%, respectively. In 2004, our average utilization rate improved to 80%, driven primarily by the sequential growth in shipments during the first two quarters of the year. However, we experienced market weakness from the second half of June 2004 due to excess inventories in the semiconductor companies and the softening in certain end markets. This weakness continued into the first half of 2005 as the industry continued to work through the excess inventories. Although we experienced subsequent sequential quarterly increases in our utilization rates from the second quarter of 2005, our average utilization rate in 2005 declined to 70% from 80% in 2004. While market conditions started to improve in the third quarter of 2005, we cannot assure you that market conditions will continue to improve or that the improved market conditions will be sustained in

2006 and beyond. Future downturns in the semiconductor industry may also be severe and could seriously harm our company.
We depend on our technology partners to advance our portfolio of process technologies.
     Enhancing our manufacturing process technologies is critical to our ability to provide services for our customers. We intend to continue to advance our process technologies through our internal research and development efforts and through alliances with leading semiconductor companies, and we are dependent on these partners for this advancement. Our technology alliance with International Business Machines, or IBM, began in November 2002 with a joint development agreement to jointly develop and standardize on 90nm, and 65nm bulk complementary metal oxide semiconductor, or CMOS, processes for foundry chip production on 300-mm silicon wafers. We extended our IBM joint development agreement to include Infineon Technologies AG, or Infineon, in August 2003 and Samsung Electronics Co., Ltd, or Samsung, in March 2004 in the joint development of a common advanced foundry manufacturing bulk CMOS process technology at 65nm, as well as variants of that process modified for high performance and low power products. In December 2004, we expanded our joint development efforts with IBM to include 45nm bulk CMOS process technology. For more information on the joint development agreements with IBM, Infineon and Samsung, please see “Item 4. Information on Our Company — B. Business Overview — Research and Development.”
     We depend on our joint development agreement with IBM for faster introduction of 90nm and 45nm bulk CMOS process technologies and our March 2004 agreement with IBM, Infineon and Samsung for faster introduction of 65nm bulk CMOS process technology. If we encounter problems in the successful implementation of our joint development agreements with these partners, our strategy of targeting “first-source” business and decreasing the time it takes us to bring the newest technologies to market would be adversely effected. “First source” business refers to being selected as the first manufacturing source for customers’ new product innovations. We would also have to incur additional costs to implement this strategy. If this were to happen, it could seriously harm our company.
     Our technology alliances have been and may from time to time be subject to changes, including changes in the technology partner’s business strategy (as was the case with Agere Systems Inc.’s “fab-lite” strategy and Agilent Technologies, Inc. ceasing technology development for certain technology nodes). For more information on these changes, please see “Item 4. Information on Our Company — B. Business Overview — Strategic Business and Technology Alliances — Chartered Silicon Partners.” Although the changes in our technology partnerships we have experienced so far have not had a significant impact on our company’s performance, there can be no assurance that this will continue to be the case.
     If we are unable to continue our technology alliances with our partners on mutually beneficial economic terms, if we are unable to comply with any restrictions contained in our technology alliance agreements, or if we are unable to enter into new technology alliances with other leading semiconductor companies, we may not be able to continue providing our customers with leading- edge process technologies, which could seriously harm our company.
We depend on a small number of customers for a significant portion of our revenue.
     We have been largely dependent on a small number of customers for a substantial portion of our business. Our top ten customers accounted for approximately 66% and 72% of our total net revenue in 2004 and 2005, respectively. Our top five customers in 2005, in order of revenue contribution, were Broadcom, IBM, Agilent Technologies, MStar Semiconductor and MediaTek. Collectively, our top five customers accounted for approximately 56% of our total net revenue in 2005, compared with approximately 52% in the previous year. Broadcom and IBM’s contribution to total net revenue each exceeded 10% in 2005. As the end markets we serve are typically cyclical, our top customer profile may change from period to period depending on the strength of various market segments. We expect that we will continue to be dependent for a significant portion of our revenue upon a relatively limited number of customers, which customers from time to time may be concentrated in particular end markets, as a result of which we will be exposed to the volatility of those markets. Depending on a relatively small number of customers can also subject us to concentration problems that can negatively affect our fab utilization, which can in turn affect our revenue and results of operations, such as was experienced in the fourth quarter of 2004. See “Item 5. Operating and Financial Review and Prospects.” Customer concentration is acute at our new Fab 7, where we are ramping up production with a very narrow customer and product base initially, and where any reduction or cancellation of orders would have a significant impact on the utilization of Fab 7. We cannot assure you that revenue generated from these customers, individually or in aggregate, will reach or exceed historical levels in any future period. Loss or cancellation of business from, significant changes in scheduled deliveries to, quality or reliability issues raised by, or decreases in the prices of services sold to, any of these customers could seriously harm our company.
We may not be able to implement new technology as it becomes available which may affect our ability to produce advanced products at competitive prices.
     The semiconductor industry is rapidly developing and the technology used is constantly evolving. If we do not anticipate the technology evolution and rapidly adopt new and innovative technology, we may not be able to produce sufficiently advanced products to meet market demand or produce such products at competitive prices. There is a risk that our competitors may adopt new technology before we do, resulting in our loss of market share. If we do not continue to produce the most advanced products at competitive prices, our customers may use the services of our competitors instead of our services, which could seriously harm our company.
A decrease in demand and average selling prices for end-use applications of semiconductor products such as communications equipment, personal computers, computer peripherals and consumer products may significantly decrease the demand for our services and may result in a decrease in our revenue and gross profit margin.
     A significant percentage of our revenue is derived from customers who use our manufacturing services to make semiconductors for communications equipment, personal computers, computer peripherals and consumer products. Any significant decrease in the demand for communications equipment, personal computers, computer peripherals or consumer products may decrease the demand for our services and could seriously harm our company. In addition, the historical and continuing trend of declining ASPs in these end markets places downward pressure on the prices of the components that are used in such equipment. If the ASPs of such equipment continue to decrease, the downward pricing pressure on components produced by our company may reduce our revenue and therefore reduce our gross profit margin significantly.
Our ability to successfully partner with electronic design automation, intellectual property and design service providers to meet customers’ design needs depends on the availability and quality of the relevant services, tools and technologies and our ability to meet our customers’ schedule and budget requirements.
     We have relationships with electronic design automation, or EDA, intellectual property and design service providers. We work with these service providers to develop a design platform that is tailored to our customers’ design needs. Our ability to successfully meet our customers’ design needs depends on the availability and quality of the relevant services, tools and technologies, and on whether we, together with our EDA, intellectual property and design service providers, are able to meet customers’ schedule and budget requirements. Difficulties or delays in these areas may adversely affect the success of our partnerships with EDA, intellectual property and design service providers and consequently, our ability to attract or serve customers, and thereby could seriously harm our company.
Our customers do not place purchase orders far in advance. Therefore, we do not have any significant backlog.
     Our customers generally do not place purchase orders far in advance. In addition, due to the cyclical nature of the semiconductor industry, our customers’ purchase orders have varied significantly from period to period. As a result, we do not typically operate with any significant backlog. The lack of a significant backlog makes it difficult for us to forecast our net revenue in future periods. Moreover, our expense levels are based in part on our expectations of future revenue and we may be unable to adjust costs in a timely manner to compensate for revenue shortfalls. We expect that in the future our revenue in any quarter will continue to be substantially dependent upon purchase orders received in that quarter. We cannot assure you that any of our customers will continue to place orders with us in the future at the same levels as in prior periods.
Our growth, technology capabilities, planned capacity expansion and our competitive position depend on the success of our more advanced manufacturing facilities.
     Our more advanced manufacturing facilities, especially our 300-mm wafer fab, is critically important to the success of our company in a number of ways. As our more advanced manufacturing facilities will contain our leading-edge manufacturing capacity, any problem in those facilities may limit our ability to manufacture advanced semiconductor products. The process technologies that we intend to use in these facilities arise from our joint development agreements with IBM and other third parties, and any problems with implementing those agreements could have a material and adverse effect on our company. We typically ramp up production at our more advanced manufacturing facilities with a very narrow customer and product base initially. While we believe that this narrow customer base facilitates ramping up production more quickly than we otherwise might be able to do, we also are exposed to a greater risk of customer concentration at those facilities as a result. Any problems that arise with these customer relationships or orders (or lack of demand for the ultimate end-products in which the semiconductors we produce at these facilities are used) can be expected to have a significantly negative impact on the utilization of these facilities, which could have a material and adverse effect on our company.
We depend on our strategic business alliances relating to our fabs. Termination or modification of these alliances could seriously harm our company.
     We currently have two strategic business alliances relating to the operation of Fab 5 and Fab 6. Our equity-method joint venture company, SMP, which owns and operates Fab 5, is a joint venture with Agere Systems Singapore Pte Ltd (formerly Lucent Technologies Microelectronics Pte. Ltd.), or Agere Systems Singapore, a subsidiary of Agere Systems Inc. Our subsidiary, Chartered Silicon Partners Pte Ltd, or CSP, which owns and operates Fab 6, is a joint venture with Avago Technologies General IP (Singapore) Pte. Ltd., or Avago, (Avago having acquired all of the shares in CSP previously held by Agilent Technologies Europe B.V. in January 2006), EDB Investments Pte Ltd, or EDB Investments, and Singapex Investments Pte Ltd, or Singapex, an indirect wholly-owned subsidiary of Temasek Holdings (Private) Limited, or Temasek.
     Our alliances with these companies and their predecessors gave us access to select leading-edge process technologies and moderated our development costs and capital expenditures in the initial years in Fab 5 and Fab 6. We believe that our alliances with these companies provide us with access to business on an ongoing basis. The termination of either of these alliances or any modification of either alliance which adversely affects our rights under the alliance could seriously harm our company. Please see “Item 4. Information on Our Company — B. Business Overview — Strategic Business and Technology Alliances — Chartered Silicon Partners” and “Item 4. Information on Our Company — B. Business Overview — Strategic and Technology Alliances — Silicon Manufacturing Partners” for a more detailed description of these alliances.
We may not be able to compete successfully in our industry.
     The worldwide semiconductor foundry industry is highly competitive. We compete with dedicated foundry service providers such as Taiwan Semiconductor Manufacturing Corporation, or TSMC, United Microelectronics Corporation, or UMC, and Semiconductor Manufacturing International Corporation, or SMIC, as well as the foundry operation services of some integrated device manufacturers, or IDMs, such as IBM. IDMs principally manufacture and sell their own proprietary semiconductor products, but may offer foundry services. Further, new entrants to the semiconductor foundry industry in China, Malaysia and Korea are now becoming increasingly significant. Our competitors may have greater access to capital and substantially greater production, research and development, marketing and other resources than we do. As a result, these companies may be able to compete more aggressively over a longer period of time than we can.
     A number of semiconductor manufacturers, including our primary competitors, have announced plans to increase their manufacturing capacity. As a result, we expect that there will be a significant increase in worldwide semiconductor capacity over the next few years. If growth in demand for this capacity fails to match the growth in supply, or occurs more slowly than anticipated, there may be more intense competition and pressure on the pricing of our products and services. Any significant increase in competition may erode our profit margin and weaken our earnings.
     The principal elements of competition in the wafer foundry market include technical competence, time-to-market, research and development quality, available capacity, device yields, customer service, price, design services, access to intellectual property, EDA and tool support. We cannot assure you that we will be able to compete successfully in the future, including our ability to obtain “first source” business, which could seriously harm our company.
Our operating results fluctuate from quarter to quarter, which makes it difficult to predict our future performance.
     Our revenue, expenses and operating results have varied significantly in the past and may fluctuate significantly from quarter to quarter in the future due to a number of factors, many of which are outside our control. These factors include, among others:
•	the cyclical nature of both the semiconductor industry and the markets served by our customers;
•	changes in the economic conditions of geographical regions where our customers and their markets are located;
•	shifts by IDMs between internal and outsourced production;
•	changes in demand for products that incorporate semiconductors we produce;
•	inventory and supply chain management of our customers;
•	the loss of a key customer or the postponement or reduction of an order from a key customer or the failure of a key customer to pay accounts receivables in a timely manner;
•	the occurrence of losses from a customer’s inability to pay our accounts receivables from them;
•	the rescheduling or cancellation of large orders;
•	the rescheduling or cancellation of planned capital expenditures;
•	our inability to qualify new processes or customer products in a timely manner;
•	the return of wafers due to quality or reliability issues;
•	malfunction of our wafer production equipment;
•	unforeseen delays or interruptions in our plans for new fabrication facilities;
•	the timing and volume of orders relative to our available production capacity;
•	our ability to obtain raw materials and equipment on a timely and cost effective basis;
•	environmental events or industrial accidents such as fires or explosions;
•	our susceptibility to intellectual property rights disputes;
•	our ability to continue with existing, and to enter into new partnerships, technology and supply alliances on mutually beneficial terms;
•	actual capital expenditures exceeding planned capital expenditures;
•	currency and interest rate fluctuations that may not be adequately hedged; and
•	technological changes.
     Due to the factors noted above and other risks discussed in this section, many of which are beyond our control, you should not rely on quarter to quarter comparisons to predict our future performance. Unfavorable changes in any of the above factors may seriously harm our company. In addition, it is possible that in some future periods our operating results may be below the expectations of public market analysts and investors. In this event, the price of our securities may underperform comparable securities, or fall.
Our business depends in part on our ability to obtain and preserve intellectual property rights.
     Our ability to compete successfully and achieve future growth will depend, in part, on our ability to protect our proprietary technology and our intellectual property, as well as the intellectual property of our customers. We seek to protect proprietary information and know-how through the use of confidentiality and non-disclosure agreements and limited access to and distribution of proprietary information. As of December 31, 2005, we had filed an aggregate of 2,146 patent applications worldwide, (1,002 of which had been filed in the U.S.) and held an aggregate of 1,338 issued patents worldwide (743 of which were issued U.S. patents) relating to our production processes. We intend to continue to file patent applications when and where appropriate to protect our proprietary technologies. The process of seeking patent protection may take a long time and be expensive. We cannot assure you that patents will be issued from pending or future applications or that, if patents are issued, they will not be challenged, invalidated or circumvented or that the rights granted under the patents will provide us with meaningful protection or any commercial advantage. In addition, we cannot assure you that the Asian countries in which we market our services will protect our intellectual property rights to the same extent as the U.S. Additionally, we cannot assure you that our competitors will not develop, patent or gain access to similar know-how and technology, or reverse engineer our processes, or that our confidentiality and non-disclosure agreements upon which we rely to protect our trade secrets and other proprietary information will be effective. The occurrence of any such events could seriously harm our company. Please see “Item 4. Information on Our Company — B. Business — Intellectual Property” for a more detailed description of our proprietary technology.
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
•	discontinue using certain process technologies which could cause us to stop manufacturing certain semiconductor products;
•	pay substantial monetary damages;
•	seek to develop non-infringing technologies, which may not be feasible; or
•	seek to acquire licenses to the infringed technology which may not be available on commercially reasonable terms, if at all.
     Our company could be seriously harmed by such developments. Litigation, which could result in substantial costs to us and diversion of our resources, may also be necessary in order to enforce our patents or other intellectual property rights or to defend us against claimed infringement of the rights of others. If we fail to obtain necessary licenses or if litigation relating to patent infringement or other intellectual property matters occurs, it could seriously harm our company.
We may experience difficulty in obtaining insurance coverage without incurring increased costs.
     While we have been able to obtain adequate insurance coverage in the past and while we did not experience any significant increase in premium rates of insurance coverage for 2005, we cannot assure you that we will continue to be able to do so in the future. For example, following the terrorists attacks on September 11, 2001 in the U.S., the premiums we paid for the renewal of our insurance coverage commencing from January 2002 were 2.2 times more than the premiums we paid for such coverage for the previous year. In the event that we fail to secure adequate coverage in the future, we could be seriously harmed by the occurrence of a loss that is not insured.
Risks Related to Manufacturing
We may experience difficulty in achieving acceptable device yields, product performance and product delivery times as a result of manufacturing problems.
     The process technology for the manufacture of semiconductor wafers is highly complex, requires advanced and costly equipment and is continuously being modified in an effort to improve device yields and product performance. Microscopic impurities such as dust and other contaminants, difficulties in the production process, disruptions in the supply of utilities or defects in the key materials and tools used to manufacture wafers can cause a percentage of the wafers to be rejected or individual semiconductors on specific wafers to be non-functional, which in each case negatively affects our device yields. We have, from time to time, experienced production difficulties that have caused delivery delays, lower than expected device yields and the replacement of certain vendors of manufacturing equipment used in our production processes. Because certain of our manufacturing process technologies are concentrated in specific manufacturing facilities, any problem in one of these facilities may limit our ability to manufacture products using those process technologies. We may also experience difficulty achieving acceptable device yields, product performance and product delivery times in the future as a result of manufacturing problems, especially in our more advanced manufacturing facilities. We may encounter problems in our manufacturing facilities, as a result of, among other things, production failures, capacity constraints, construction delays, increasing production at new facilities, upgrading or expanding existing facilities or changing our process technologies, human errors, equipment malfunction or process contamination, which could seriously harm our company.
We depend on our vendors of raw materials, supplies and equipment and do not typically have long-term supply contracts with them.
     We depend on our vendors of raw materials and supplies. To maintain competitive manufacturing operations, we must obtain from our vendors, in a timely manner, sufficient quantities of quality materials and supplies at acceptable prices. We obtain most of our materials and supplies, including critical materials such as raw semiconductor wafers, from a limited number of vendors. Some of these raw materials and supplies are available from a limited number of vendors in limited quantity and their procurement may require a long lead time. We purchase most of our key materials and supplies on a blanket purchase order basis. We typically do not have long-term contracts with our vendors. As a result, from time to time due to capacity constraints, vendors have extended lead times or limited the supply of required materials and supplies to us. Consequently, from time to time, and particularly during periods of sudden increase in demand, we have experienced and may experience difficulty in obtaining quantities of raw materials that we need on a timely basis. Further, where we only have one qualified supplier for materials and supplies and a need subsequently arises to look to other alternative suppliers, we would have to qualify these alternative suppliers, and such qualification could lead to delays in production and seriously harm our company.

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
     We also depend on a limited number of manufacturers and vendors that make and sell the complex equipment we use in our manufacturing processes. In periods of high market demand, the lead times from order to delivery and complete qualification of some of this equipment could be as long as 15 months, or even longer. Any delay in the delivery or increase in the cost of this equipment could seriously harm our company. Further, the long lead time reduces our flexibility in responding to changing market conditions. Please see “Item 4. Information on Our Company — B. Business — Equipment and Materials” for additional information regarding our relationships with our suppliers of materials and equipment.
We depend on assembly and test subcontractors for our semiconductor assembly and testing requirements.
     Semiconductor assembly and test operations are an integral part of the semiconductor manufacturing process, and involve specialized equipment and technology. If our customers require products which have been assembled and/or tested, we will need to depend on assembly and test subcontractors to provide us with the assembly, test and wafer bumping services as we do not have such in-house assembly and test capabilities and facilities. Wafer bumping is an advanced packaging technique where “bumps” made of solder are formed on the wafers before being diced into individual chips. We currently subcontract to STATS ChipPAC Ltd. (formerly ST Assembly Test Services Ltd), or STATS ChipPAC, as well as to United Test and Assembly Center Limited, or UTAC, ASE Singapore Pte. Ltd., ASE Test Limited and Advanced Semiconductor Engineering, Inc., or collectively ASE, a significant amount of orders for assembly and testing services. STATS ChipPAC, UTAC and ASE may, from time to time, experience production interruption due to, among other things, technical problems occurring during the assembly and testing processes. Because STATS ChipPAC, UTAC and ASE are our major providers of these services, any prolonged interruption in their operations could seriously harm our company.
As we migrate to more advanced technologies which may require access to advanced packaging and wafer bumping services, we may experience difficulties in securing such access in a timely manner due to the limited number of vendors providing such services.
     As our company migrates to more advanced technologies and devices that require very high pin counts (or number of connections to the printed circuit board), the need for advanced packaging and wafer bumping services may increase. The advanced packaging technology is new and there may be initial problems resulting from this. Although we work with our vendors to qualify them on wafer bumping in printing and plating technology, we cannot assure you that qualifications would be successful or without delays or that we would have ready access to limited capacity. There are currently no appropriate 200-mm and 300-mm wafer bumping capabilities in Singapore. Although one of our vendors, Amkor Technology, Inc., has recently announced that its Singapore bump facility is expected to commence operations in the second half of 2006 and will provide, amongst others, wafer bump and wafer probe services to support emerging applications on 300-mm wafers at the 90nm and 65nm technology process nodes, we cannot assure you that such capabilities will be available by the second half of 2006. If we are unable to gain access to such advanced packaging and wafer bumping services in a timely manner, or if there are delays in the qualification of such technology, or if there are disruptions in such services, this may adversely impact our ability to secure business for the more advanced technology nodes and thereby could seriously harm our company.
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
     We are subject to a variety of laws and governmental regulations in Singapore relating to the use, discharge and disposal of toxic or otherwise hazardous materials used in our production process. While we believe that we are currently in compliance in all material respects with such laws and regulations, if we fail to use, discharge or dispose of hazardous materials appropriately, our company could be subject to substantial liability or could be required to suspend or modify our manufacturing operations at significant costs to us. In addition, we could be required to pay for the cleanup of our properties if they are found to be contaminated even if we are not found to be responsible for the contamination. We maintain insurance policies to guard against certain types of legal liability resulting from sudden, unintended and unexpected pollution causing damage to third parties. Our insurance policies do not cover losses incurred in relation to the cleanup of our properties if they are found to be contaminated by our company. While we believe our insurance coverage is adequate, we cannot assure you that it would be sufficient to cover all our potential losses.
Risks Related to Our Infrastructure
We face several risks in constructing and equipping new fabrication plants.
     Where we expand by constructing new fabrication plants, there will be certain uncontrollable events that could delay the project or increase the costs of construction and equipping, even if we take the project management and planning steps we believe are necessary to complete the new fabrication plants on schedule and within budget. Such potential events include:
•	a major design and/or construction change caused by changes to the initial building space utilization plan or equipment layout;
•	technological, capacity and other changes to our plans for new fabrication plants necessitated by changes in market conditions;
•	shortages and late delivery of building materials and facility equipment;
•	delays in the installation, commissioning and qualification of our facility equipment;
•	a long and intensive wet season that limits construction;
•	a shortage of foreign construction workers or a change in immigration laws preventing such workers from entering Singapore;
•	strikes and labor disputes;
•	on-site construction problems such as industrial accidents, fires and structural collapse;
•	delays in securing the necessary governmental approvals and land lease;
•	delays arising from modifications in capacity expansion plans as a result of uncertainty in economic conditions; and
•	delays arising from demand exceeding supply and long lead times for delivery of equipment during periods of growth in the industry.
We depend on key personnel and due to the shortage of skilled labor in Singapore, we may have difficulty attracting and retaining sufficient numbers of skilled employees.
     Our success depends to a significant extent upon the continued service of our key senior executives and our engineering, marketing, customer services, manufacturing, support and other personnel. In addition, in connection with our growth plans, we are likely to need a greater number of experienced engineers and other employees in the future. The competition for skilled professionals remains intense and there is a shortage of such personnel in Singapore. Accordingly, we must recruit our personnel internationally. This is more expensive than hiring personnel locally, and therefore increases our operating costs. As of December 31, 2005, a majority of our employees were citizens of countries other than Singapore. We expect demand for personnel in Singapore to increase significantly in the future, particularly as new wafer fabrication facilities, including those of our competitors, are established in Singapore.
     We use share options and employee share purchase plans as compensation tools to attract and retain our personnel. Recent changes to the accounting standards applicable to our company require us to record share-based compensation charges as a result of those plans. If we were to terminate these plans, or were to modify such plans with decreased benefits to employees or were to reduce the share grants made under these plans to avoid or minimize an adverse impact on our financial results, we may become uncompetitive from an employee compensation perspective and may not be able to continue to attract and/or retain required personnel, which could seriously harm our company.
     If we were to lose the services of any of our existing key personnel without adequate replacements, or were unable to attract and retain experienced personnel as we grow, it could seriously harm our company. For example, although we strive to retain employees that we send on assignments with our technology partners, such as IBM, we cannot assure you that we will be successful in retaining these employees or that if our employees leave, our technology partners would re-train their replacements. If our employees leave, this may limit our ability to benefit from the alliances and could seriously harm our company. We do not carry insurance to protect us against the loss of any of our key personnel.
Risks Related to Covenants in Our Agreements
Many of our loans contain financial and other covenants which may restrict our operational and financing activities in ways that restrict our growth or are otherwise not in the best interests of our company or holders of our securities.
     Many of our loans, including loans incurred by our subsidiary, CSP, contain various financial and other restrictive covenants. Among other things, these covenants require the maintenance of certain financial ratios (including total debt to net worth) and that Temasek owns, directly or indirectly, at least a certain percentage of our outstanding shares or is our single largest shareholder. The loans also require that we own, directly or indirectly, at least a certain percentage of CSP’s outstanding shares. These covenants may restrict our operational and financing activities in ways that restrict our growth or are otherwise not in the best interests of our company or holders of our securities. If we fail to comply with these covenants, we could be in default under these loans and the lenders would have the right to accelerate our obligation to repay the outstanding borrowings under these loans. Such default could also cause cross-defaults under other loans which could seriously harm us.
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
     As of December 31, 2005, Temasek through its subsidiary, Singapore Technologies Semiconductors Pte Ltd, or ST Semiconductors, beneficially owned approximately 60.09% of our outstanding ordinary shares. Temasek’s sole shareholder is the Minister for Finance (Incorporated), a body corporate constituted under the Minister for Finance (Incorporation) Act, Chapter 183 of Singapore. Accordingly, Temasek is able to exercise control over many matters requiring approval by our shareholders, including the election of directors and approval of significant corporate transactions.
     We also have contractual and other business relationships with several of Temasek’s affiliates and may engage in material transactions with them from time to time. Although the Audit Committee of our Board of Directors will review all material transactions between our company and Temasek and such affiliates, circumstances may arise in which the interests of Temasek and such affiliates could conflict with the interests of our other shareholders. Because Temasek, through its subsidiary, ST Semiconductors, beneficially owns a significant portion of our ordinary shares, it could delay or prevent a change in control of our company, even if a transaction of that nature would be beneficial to our other shareholders. Our Articles of Association do not contain any provision requiring that Temasek and/or its affiliates own at least a majority of our ordinary shares. Please see “Item 7. Major Shareholders and Related Party Transactions” for additional information regarding our relationship with Temasek, Singapore Technologies Pte Ltd, or Singapore Technologies, and their affiliates.
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
     Terrorist attacks, such as the attacks on September 11, 2001 in the U.S. and other acts of violence or war, have the potential to have a direct impact on our customers. To the extent that such attacks affect or involve the U.S. and any other places in which our customers’ markets are located or affect the countries where our operations are located, our business may be significantly impacted.
     In addition, terrorist attacks or another act of war could adversely impact the transportation of our products, resulting in an adverse impact on our business, results of operations and financial condition and thereby could seriously harm our company.
Outbreak of an infectious disease or any other serious public health concerns in Asia (including Singapore) and elsewhere could adversely impact our business, results of operations and financial condition.
     The outbreak of an infectious disease in Asia (including Singapore) and elsewhere, together with any resulting restrictions on travel or quarantines imposed, could have a negative impact on the economies, financial markets and business activities in countries in which our end markets are located and thereby adversely impact our revenue. Examples are the outbreak in 2003 of Severe Acute Respiratory Syndrome, or SARS, in East Asia and the outbreaks of Avian Influenza, or Bird Flu, in 2004 and 2005 in Asia and currently around the world. While we took precautionary measures in response to the outbreak of SARS in 2003, we cannot assure you that any precautionary measures we may take against SARS or any other infectious diseases in the future would be effective. A future outbreak of an infectious disease or any other serious public health concern could seriously harm our company.
We operate internationally and are therefore affected by problems in other countries.
     Our principal customers are located in the U.S., Taiwan, Japan and Europe and our principal vendors are located in the U.S., Japan, Taiwan, Korea and Europe. As a result, we are affected by economic and political conditions in those countries, including:
•	fluctuations in the values of currencies;
•	changes in labor conditions;
•	longer payment cycles;
•	greater difficulty in collecting accounts receivable;
•	burdens and costs of compliance with a variety of foreign laws;
•	political and economic instability;
•	increases in duties and taxation;
•	imposition of restrictions on currency conversion or the transfer of funds;
•	limitations on imports or exports;
•	expropriation of private enterprises; and
•	reversal of the current policies (including favorable tax and lending policies) encouraging foreign investment or foreign trade by our host countries.
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
     Our revenue is generally denominated in U.S. dollars and our operating expenses are generally incurred in U.S. dollars and Singapore dollars. Our capital expenditures are generally denominated in U.S. dollars, Japanese Yen, Euros and Singapore dollars. Although we hedge a portion of the resulting net foreign exchange position through the use of forward exchange contracts, we are still particularly affected by fluctuations in exchange rates between the U.S dollar and the above mentioned currencies. Any significant fluctuation in exchange rates may lead to an increase in our costs and capital expenditures, which could adversely affect our operating results and financial position.
We may be a passive foreign investment company.
     Based on our asset composition and operations, we do not believe that we were a passive foreign investment company, or PFIC, under U.S. tax laws during 2005. However, there can be no assurances that we will not be a PFIC in 2006 or in a later year. If the “passive income” earned by us exceeds 75% or more of our “gross income,” we will be a PFIC under the “income test.” In addition, we will be a PFIC under the “asset test” if at least 50% of the quarterly average value of our assets is attributable to assets that produce or are held to produce passive income. The determination of the value of our assets will be based in part on the market price of our ordinary shares and ADSs. Because we have historically held, and may continue to hold a substantial amount of passive assets, there is a risk that we may be a PFIC in 2006 or in a later year. Passive income for PFIC purposes includes, among other things, interest, dividends, royalties, rents and annuities. If we were to become a PFIC at any time during a U.S. person’s holding period, such U.S. person holding ordinary shares or ADS would be required, if the “mark to market” election were not made, to pay an interest charge on certain distributions from us or upon a sale or other disposition of ordinary shares or ADSs and face other adverse tax consequences. Please see “Item 10. Additional Information — E. Taxation — U.S. Federal Taxation — PFIC rules.” It is strongly urged that U.S. persons holding ordinary shares or ADSs consult their own tax advisers regarding the application of the PFIC rules.
Our public shareholders may have more difficulty protecting their interests than they would as shareholders of a U.S. corporation.
     Our corporate affairs are governed by our Memorandum and Articles of Association and by the laws governing corporations incorporated in Singapore. The rights of our shareholders and the responsibilities of the members of our Board of Directors under Singapore law may be different from those applicable to a corporation incorporated in the U.S. Therefore, our public shareholders may have more difficulty in protecting their interests in connection with actions taken by our management, members of our Board of Directors or our controlling shareholder than they would as shareholders of a corporation incorporated in the U.S. For example, controlling shareholders in U.S. corporations are subject to fiduciary duties while controlling shareholders in Singapore corporations are not subject to such duties. Please see “Item 7. Major Shareholders and Related Party Transactions” for a discussion relating to our controlling shareholder, Temasek, and its affiliates.
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
     Judgments of the U.S. courts based upon the civil liability provisions of the federal securities laws of the U.S. are not enforceable in Singapore courts, and there is doubt as to whether Singapore courts will enter judgments in original actions brought in Singapore courts based solely upon the civil liability provisions of the federal securities laws of the U.S.
Singapore law contains provisions that could discourage a takeover of our company.
     The Singapore Code on Take-overs and Mergers contains certain provisions that may delay, deter or prevent a future take-over or change in control of our company. Any person acquiring an interest (either on his own or together with parties acting in concert with him) in 30% or more of our voting shares may be required to extend a take-over offer for our remaining voting shares in accordance with the Singapore Code on Take-overs and Mergers. A take-over offer may also be required to be made if a person holding (either on his own or together with parties acting in concert with him) between 30% and 50% (both inclusive) of our voting shares acquires more than 1% of our voting shares in any six-month period. These provisions may discourage or prevent certain types of transactions involving an actual or threatened change of control of our company. Some of our shareholders, which may include you, may therefore be disadvantaged as a transaction of that kind might have allowed the sale of the shares at a price above the prevailing market price.

Risks Related to Our Securities and Our Trading Market
The future sales of securities by our company or existing shareholders may hurt the price of our securities.
     If we or our shareholders sell a large number of our securities in the public market the trading price of such securities could decrease dramatically. Any perception that these sales could occur could also result in a dramatic decline in the trading price of our securities. These sales also might make it more difficult for us to sell securities in the future at a time and at a price that we deem appropriate. All of our outstanding shares are freely tradable in Singapore and in the U.S. (in the form of ADSs), except that the shares owned by our affiliates, including ST Semiconductors, may only be sold in the U.S. if they are registered or if they qualify for an exemption from registration, including under Rule 144 under the Securities Act of 1933, or the Securities Act.
The market prices of our securities have been and may continue to be highly volatile.
     The market prices of our securities have fluctuated widely and may continue to do so. For example, from our initial public offering in October 1999 through December 31, 2005, the trading price of our ADSs, adjusted for the October 2002 Rights Offering, has ranged from a high of $95.07 per ADS to a low of $3.48 per ADS. During the same period, the trading price of our ordinary shares, adjusted for the October 2002 Rights Offering, has ranged from a high of S$16.03 per ordinary share to a low of S$0.63 per ordinary share. Many factors could cause the market prices of our securities to rise and fall. Some of these factors include:
•	actual or anticipated variations in our quarterly operating results;
•	announcements of technological innovations;
•	changes in estimates of our performance or recommendations by financial analysts;
•	market conditions in the semiconductor industry and economy as a whole;
•	introduction of new services by us or our competitors;
•	changes in market valuations of other foundries and semiconductor companies;
•	announcements made by us or our competitors of significant acquisitions, strategic partnerships or joint ventures;
•	problems in our advanced manufacturing facilities;
•	announcements made by our customers of their performance or financial results and of their foundry alliances and relationships;
•	market rumors or speculation about our business, operations, capital raising, change in our controlling shareholder or affairs;
•	issue of additional equity or equity linked offerings;
•	significant reduction or increase of shareholding by our controlling shareholder;
•	additions or departures of key personnel; and
•	other events or factors, many of which are beyond our control.
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
     The Singapore Exchange Securities Trading Limited, or Singapore Exchange, is relatively small and more volatile than stock exchanges in the U.S. and certain European countries. As of December 31, 2005, there were 492 companies listed on the Main Board of the Singapore Exchange and the aggregate market capitalization of listed equity securities of these companies was approximately S$422.0 billion or $254.0 billion (based on the noon buying rate as of December 30, 2005 of S$1.6628 to $1.00). For the year ended December 31, 2005, the average daily equity trading value on the Singapore Exchange (including shares traded on the CLOB International trading system) was approximately S$200.8 billion or $121.0 billion (based on the noon buying rate as of December 30, 2005 of S$1.6628 to $1.00). The relatively small market capitalization of, and trading volume on, the Main Board of the Singapore Exchange may cause the market price of securities of listed companies, including our securities, to fluctuate in both the domestic and the international markets.
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
     ADS holders, by comparison, will not receive notice directly from us. Rather, in accordance with the deposit agreement, we will provide the notice to the depositary, which will in turn, as soon as practicable thereafter, mail to holders of ADSs:
•	the notice of such meeting;
•	voting instruction forms; and
•	a statement as to the manner in which instructions may be given by holders.
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
FORWARD-LOOKING STATEMENTS
     This document contains forward-looking statements, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Examples of these forward-looking statements include, without limitation:
•	statements relating to our business strategy;
•	our outlook for 2006;
•	our capacity utilization rate, production capacity and production capacity mix;
•	our plans to expand our production capacity for 0.13um and smaller process geometry technologies to meet the anticipated needs of our customers;
•	our expectation that 0.13 um and smaller process geometry technologies, including 90nm, will be a large contributor to our revenue in 2006;
•	our 2006 planned capital expenditures, research and development expenditures, depreciation and amortization and wafer capacity; and
•	our sources of liquidity, cash flow, funding needs and financings;
     These forward-looking statements reflect our current views with respect to future events and financial performance, and are subject to certain risks and uncertainties which could cause actual results to differ materially from historical results or those anticipated. Among the factors that could cause actual results to differ materially are:
•	changes in the market outlook and trends;
•	the growth rate of fabless companies and the outsourcing strategy of integrated device manufacturers;
•	demand and supply outlook in the semiconductor market;
•	economic conditions in the United States as well as globally;
•	customer demands, unforeseen delays or interruptions in our plans for our fabrication facilities;
•	the performance level of and technology mix in our fabrication facilities;
•	our progress on leading-edge products;
•	access to or delays in technological advances or our development of process technologies;
•	the successful implementation of our partnership, technology and supply alliances (including our joint development agreements with IBM, Infineon and Samsung);
•	changes in capacity allocation in process technology mix, changes in our capacity plans, unavailability of materials, equipment, manpower, expertise and timely regulatory approvals;
•	our expectation that IDMs will utilize foundry capacity more extensively;
•	the availability of financings and the terms thereof; and
•	terrorist attacks, acts of war, or the possibility of an outbreak of Bird Flu or any other infectious disease in Singapore as well as other parts of the world.
     Although we believe the expectations reflected in such forward-looking statements are based upon reasonable assumptions, we can give no assurance that our expectations will be attained. In addition to the foregoing factors, a description of certain other risks and uncertainties which cause actual results to differ materially can be found in “Item 3. Key Information — D. Risk Factors” and elsewhere in this document. You are cautioned not to place undue reliance on these forward-looking statements, which reflect management’s current analysis of future events. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.
ITEM 4. INFORMATION ON OUR COMPANY

A.	HISTORY AND DEVELOPMENT OF OUR COMPANY
     Chartered’s full legal name is Chartered Semiconductor Manufacturing Ltd. Chartered is a limited liability company incorporated in the Republic of Singapore on November 16, 1987. Our principal executive and registered offices are located at 60 Woodlands Industrial Park D, Street 2, Singapore 738406. Our telephone number is +65-6362-2838. Information pertaining to our company and our SEC filings are available on our website, www.charteredsemi.com. However, information contained in our website does not constitute a part of this document.
     Our agent in the U.S. for the purpose of our securities filings is our subsidiary, Chartered Semiconductor Manufacturing, Inc., 1450 McCandless Drive, Milpitas, California 95035, telephone +1-408-941-1100.
     In 1997, Chartered acquired equity interests in CSP and in SMP. For more information on this, please refer to “— B. Business Overview — Strategic Business and Technology Alliances.”
     We have a 51% equity interest in our subsidiary, CSP, a Singapore company incorporated in 1997. For information on our other subsidiaries, please see “— B. Business Overview — Organizational Structure.”
     Our principal capital expenditures for the fiscal years 2003, 2004 and 2005 were comprised mainly of the purchase of semiconductor equipment for the equipping of our fabs. Our capital expenditures amounted to $220.8 million in 2003, $686.3 million in 2004 and $628.1 million in 2005. We expect our aggregate capital expenditures in 2006 to be approximately $650 million, of which approximately $550 million is expected to be used for further development of capacities of 0.13um and smaller process geometry technologies for our fabs. The remaining amounts are expected to be utilized primarily for purchases of information systems and for adding more equipment in our fabs running more mature technologies to maximize utilization corresponding to the anticipated product mix. For more details on the equipping costs of Fab 7, see “Item 5. Operating and Financial Review and Prospects — Liquidity and Capital Resources.”
     For the year 2005, our capital expenditures were financed mainly from borrowings under our credit facilities and cash balances. A more detailed discussion of credit facilities can be found under “Item 5. Operating and Financial Review and Prospects — Liquidity and Capital Resources.”

B.	BUSINESS OVERVIEW
Overview
     Chartered is one of the world’s leading dedicated semiconductor foundries. We provide comprehensive wafer fabrication services and technologies to semiconductor suppliers and systems companies. We focus on providing foundry services to customers that serve high-growth, technologically advanced applications for the communication, computer and consumer sectors.
     We currently own, or have an interest in, five fabrication facilities — Fabs 2, 3, 5, 6 and 7, all of which are located in Singapore. Fab 7 is our company’s first 300-mm facility. Fab 7 started commercial shipment in June 2005.
     We have service operations in nine locations and in eight countries in North America, Europe and Asia.
Industry Background
     Semiconductors are critical components used in an increasingly wide variety of applications, such as computer systems, communications equipment and systems, automobiles, consumer products and industrial automation and control systems. As performance in relation to these applications has increased and size and cost have decreased, the use of semiconductors in these applications has grown significantly.
     Historically, the semiconductor industry was composed primarily of companies which designed and manufactured semiconductors in their own fabrication facilities. These companies are known as IDMs. In the mid-1980s, fabless semiconductor companies, which focused on design and marketing and utilized external manufacturing capacity, began to emerge. Fabless companies initially relied on the excess capacity provided by IDMs. As the semiconductor industry continued to grow, fabless companies and IDMs began to seek more reliable and dedicated sources of wafer fabrication services. This need is being met by the development of independent companies, known as foundries, that focus primarily on providing wafer fabrication services to semiconductor suppliers and systems companies.
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
The Requirements of a Full-Service Foundry
     As demand for foundry services has grown, many semiconductor suppliers are seeking highly committed foundry partners that meet their manufacturing technology requirements. These partners must be able to provide the following:
     Systems Integration Expertise. Business and consumer demand for convergent solutions that perform multiple functions that classically were done by different individual devices has increased dramatically. Fueling this demand has been growth in the merging of data communications, telecommunications, wireless and consumer markets, which in turn has resulted in greater demand for faster, more power efficient and denser semiconductors providing solutions for systems totally on a single die called a system on chip, or SOC, which is more cost effective than producing multiple devices. In addition, this system level integration requires semiconductor foundries to offer processes that will easily integrate logic (processes data), memory (stores data) and analog mixed signal (translates data and provides interface outside the system). The semiconductor foundries must also provide and support access to third party intellectual property and design solutions to aid customers, who have increasingly focused on system level expertise, in the design of, and time to market for SOC solutions.
     Leading-Edge Process Technologies. In order to provide their customers with total systems solutions, semiconductor foundries must provide a full range of semiconductor process technologies. A semiconductor foundry will struggle economically if relying solely on mature technologies and must also be capable of driving the implementation of reduced geometries which are required for a continuing market convergence as computer, communications and consumer functions morph onto a single SOC. These advanced technologies require significant innovation in material sciences in order to meet the increasing manufacturing requirements of customers for cost efficient SOCs for their customers.
     Comprehensive Prefabrication Services. Because of increasing levels of product complexity and customer demand, foundries are increasingly required to provide value-added services during the prefabrication phase, such as providing access to EDA tools, design libraries, and intellectual property and design services to ensure that customers’ designs can be implemented on silicon for commercial production.
     Long-Term Relationships. As foundries become more integral to the overall manufacturing strategies of their customers, it has become increasingly important for foundries to form long-term relationships with them. Semiconductor suppliers and systems companies need assurance that their foundry suppliers will continue to provide sufficient advanced manufacturing capacity to keep pace with their customers’ growth, and develop and make available advanced process technologies capable of producing next-generation products. Assurance of supply is critical to their success. These relationships must also be flexible, allowing customers to respond to the variable nature of the semiconductor market.
     Security. When using foundry services, semiconductor suppliers, systems companies and their partners entrust highly valuable and proprietary intellectual property to the foundries manufacturing their devices. These customers demand foundry partners who understand the importance of protecting intellectual property.
The Chartered Solution
     Chartered is one of the world’s leading dedicated semiconductor foundries. We provide comprehensive wafer fabrication services and technologies to semiconductor suppliers and systems companies and enable seamless integration of the semiconductor design and manufacturing processes. By doing so, we enable our customers to bring high-performance, highly-integrated products to market rapidly and cost effectively.
     Chartered’s partnership approach allows us to work with customers early on in the product definition stage, often sharing resources, knowledge and even physical assets, to jointly develop solutions, thus giving our partners the flexibility to adapt quickly to new market opportunities.
     Chartered has developed an array of technologies and capabilities to drive converging applications. Our fabrication facilities support the leading-edge requirements for high-bandwidth, feature-rich wireless and wired applications along with providing semiconductor process for the highest performance microprocessors in the world. We have proven expertise in mixed signal and radio frequency complementary metal oxide silicon, or RF CMOS, enabling technologies essential to the convergence of communication, computer and consumer applications.

     In order to augment our internal development efforts, we have entered into strategic business alliances and technology alliances with leading semiconductor companies such as our technology alliances with IBM, Infineon and Samsung and our strategic business alliance with Agere Systems in SMP. For more details on these strategic business alliances and technology alliances, see “— Strategic Business and Technology Alliances — Silicon Manufacturing Partners” and “— Research and Development.”
     We have relationships with leading EDA, intellectual property and design services providers. Through these relations, our customers are provided with a design methodology coupled with design modules which have been tested and manufactured on silicon that will allow a faster time to market. We offer design solutions for a variety of applications and process nodes, giving customers valuable freedom of choice when it comes to EDA and intellectual property selection. Customers get early access to design rules and other important manufacturing specifications so that they can be incorporated into designs early. In June 2005, together with IBM and Samsung, we extended the Chartered-IBM Cross-Foundry Design Enablement Program, or Design Enablement Program, launched in March 2004 for 90nm bulk CMOS process, to include 65nm bulk CMOS process. Many EDA and intellectual property companies have supported and developed solutions on Chartered’s processes. Together with IBM and Samsung, Chartered is expanding the number of new partners to assist our customers in designing solutions in leading-edge 65nm process technology. Chartered will continue to expand our design service network to improve our customers’ access to more expertise allowing broader choices and more flexibility for their chip development.
     Having launched our e-Business initiatives with customers in April 2004, our systems are now established and are being used by our customers to carry out many of their business interactions with us online. We have also implemented several automated connections with our subcontractors and other suppliers, thus enabling us to continue on the path to enhanced supply chain automation. For more information on our e-Business initiative, please see “— Customer Service.”
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
Improve top-line growth by targeting first source business through our advanced technology while continuing to serve the markets for mature technologies
     Our ability to engage customers at increasingly advanced technologies, the strengthening of our technology roadmap resulting from our joint development agreements with IBM, Infineon and Samsung and the expansion of our third party network of pre-qualified EDA, intellectual property and design services solutions, allows us to target substantially more “first source” business.
     As mature technology products remain a growing and important part of Chartered’s business, we will also continue to focus on increasing our reach into mature markets. We emphasize on leveraging our capabilities in mixed-signal and RF CMOS processes with complete solutions for our niche technologies for products such as smart cards, Radio Frequency Identification, or RFID, tags, display drivers and power management for mobile products.
Optimize our capacity base
     We aim to optimize our capacity base by rapidly expanding capability for leading-edge technologies, reducing excess capacity at mature technology nodes and adopting a “borderless fab” approach. The “borderless fab” approach refers to the operation of our fabs in a manner where wafers may be moved from one fab to another according to available manufacturing capacity and manufacturing process technologies of our various fabs to meet production requirements. Our “borderless fab” approach is targeted at improving asset utilization and increasing flexibility and scalability across all our fabs.
     Leading-edge Technologies. As part of our plan to expand our capability for leading-edge technologies, we intend to expand our production capacity for 0.13um and smaller process geometry technologies to meet the anticipated needs of our customers. We expect our leading-edge technology capacity per year to constitute approximately 35% of our total expected wafer capacity per year in 2006, compared with 25% in 2005. We believe that increasing our foundry capacity in 0.13um and smaller process geometry technologies will allow us to take advantage of the market opportunities opening up to Chartered as a result of the technological progress we have made in recent years.
     Mature Technologies. We intend to utilize our capacity for mature technologies by leveraging on our existing technologies, targeting strategic partnerships for volume production and working towards establishing a manufacturing presence in China with appropriate partners to leverage on our equipment, technology and expertise in mature processes.
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
Provide a complete range of services
     We are continuing to expand our range of services so that we can effectively meet our customers’ evolving needs. Our goal is to seamlessly integrate the design and manufacturing process with a wide array of services, tools and technologies. The design enablement support we currently make available to our customers, in conjunction with our partners, include a number of EDA design tools, design libraries, third party intellectual property and process technologies that have been validated for our manufacturing process. We also offer our customers turnkey services, which typically include, in addition to fabricating semiconductor wafers, pre-fabrication services such as engineering services and masks generation, and associated assembly and test services.
Offer leading process technology
     We intend to continually expand our portfolio of process technologies in line with our customers’ requirements for timing and performance for use with their products. The schedule and initial process specifications of the new process technologies being developed, and to be developed, are provided by our technology roadmaps. The current roadmaps cover 2006 and 2007 and 90nm, 65nm and 45nm logic processes, including their generic, low power and high speed variants. The roadmaps also cover 90nm mixed signal and RF modules, and 0.18um high voltage and eFLASH (embedded FLASH memory, a memory based on an erasable and programmable memory technology) processes.
     The current development programs for logic are directed to the 65nm technology node. Under our March 2004 joint development agreement with IBM, Infineon and Samsung, we are jointly developing with our partners a common advanced foundry manufacturing process technology at 65nm, as well as variants of that process modified for high performance and low power products. Please see “— Research and Development” for more details on this joint development agreement.
     In December 2004, we expanded our joint development efforts with IBM under our joint development agreement entered into with IBM in November 2002 to include 45nm bulk CMOS process technology. We expect this reciprocal manufacturing arrangement to enable us to achieve scale, cycle time and cost efficiencies in 300-mm manufacturing, while also providing customers multiple sources of supply. The strengthening of our technology roadmap resulting from our joint development agreements with IBM, Infineon and Samsung provides us with faster access to leading-edge technology. This faster technological development allows us to target substantially more “first source” business.
     In the case of mixed signal technologies, which employ additional devices such as metal-insulator-metal capacitors and poly silicon resistors that must be characterized for mixed-signal operation, timing typically follows the introduction of the logic development schedule. For RF CMOS, still more devices such as inductors and varactors must be developed, characterized and modeled. This process builds on the mixed signal and the logic processes, and is generally expected to be ready for pilot production within six months after the logic process becomes available. Bipolar complementary metal oxide silicon, or BiCMOS, which integrates bipolar transistors with the CMOS and selected modules from mixed signal and RF CMOS, comes to pilot production later.

     The availability of logic, mixed-signal RF CMOS, BiCMOS, Silicon Germanium, or SiGe, and embedded memories technologies enables us to provide process solutions essential to the convergence of communication, computer and consumer applications.
Enhance and expand alliances
     We intend to leverage and expand our existing alliances and to establish new alliances with leading companies that offer complementary technologies, products and services. We believe that our alliances with semiconductor technology leaders and providers of design tools, intellectual property, design services and assembly and test services have given us access to select leading-edge system technologies. These alliances have also enhanced our development efforts and have the potential to increase our fab utilization rates. We also believe that by establishing these alliances and working closely with leading companies who are also existing or future customers, such as Agere Systems, Inc., IBM and Infineon, we are better positioned to secure future business with them.
Overview of Wafer Fabrication Services
     Wafer fabrication is an intricate process that requires many distinct steps. Each step in the manufacturing process must be completed with extreme accuracy in order for finished semiconductor devices to work as intended. The processes required to take raw wafers and turn them into finished semiconductor devices are accomplished through a series of steps that can be summarized as follows.
Pre-Fabrication Services
     Circuit Design. Producing a semiconductor device involves designing the layout of its components and designating the interconnections between each component. The result is a pattern of components and connections that defines the function of the semiconductor device. In highly complex circuits, there may be more than 40 layers of electronic patterns.
     We do not design semiconductor devices for our customers. If requested, we assist our customers in the design process by providing them with access to our partners’ EDA tools, design libraries and intellectual property and design services that are proven and have been qualified for our manufacturing processes. Our field engineers assist our customers during the development process to ensure that their designs can be successfully manufactured in volume.
     Mask Making. The design for each layer of a semiconductor wafer is imprinted on a photographic negative called a mask. The mask is the blueprint for each specific layer of the semiconductor wafer. We do not manufacture masks for our customers but provide a service through third-party mask shops.
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
     We manufacture semiconductors using CMOS and BiCMOS processes. CMOS is the most widely used process technology because it requires lower power than other technologies and allows dense placement of components onto a single semiconductor device. The low power consumption and high-density characteristics of the CMOS process allow the continued development of high performance semiconductor devices that are smaller and faster. BiCMOS process technology combines bipolar transistors’ attribute of high speed with the high density and low power consumption of CMOS. We use CMOS or a combination of CMOS and BiCMOS for the fabrication of semiconductor wafers, which are used in a full range of end market applications, including communication, computing, and consumer electronics. Examples of the types of semiconductors we manufacture are as follows:
•	Logic. All digital electronic systems, such as computing devices, are controlled by logic semiconductor devices which process data. Microcontrollers, microprocessors, digital signal processors and graphics chipsets are all logic devices. We manufacture logic semiconductor wafers primarily for the communication, computer and consumer markets.

•	Mixed-Signal. Mixed-signal semiconductor devices combine analog and digital devices on a single semiconductor device to process both analog signals and digital data. Mixed-signal semiconductor devices are used in applications including wireless equipment, fiber optic communications and data networking. We make mixed-signal semiconductor wafers using both CMOS and BiCMOS processes.

•	Memory. Memory devices store data and can be manufactured as stand-alone devices or embedded in system semiconductor devices that combine a number of functions, such as logic and memory components. We manufacture stand-alone memory devices including EPROM, EEPROM, SRAM and Flash memory and embedded memory including eSRAM, eEEPROM, and eFLASH memories. For more information on what these mean, please see “— Manufacturing Facilities.” Memory devices are used in a range of products from computers and mobile phones to “smart” chip cards.
     Wafer Probe. We provide all aspects of the wafer fabrication process except for wafer probe, which, if requested by the customer, is outsourced to a qualified third party. All steps in the wafer manufacturing process are controlled by our computer-integrated manufacturing, or CIM, system. The CIM system allows us to monitor equipment performance, wafer processing steps and the wafers themselves throughout the fabrication process.
Other Services
     Assembly and Test. After fabrication and wafer probe, the wafers are transferred to assembly and test facilities. The assembly process protects the semiconductor device, facilitates its integration into electronic systems and enables the dissipation of heat. Following assembly, each semiconductor device’s functionality, voltage, current and timing are tested. After testing, the completed semiconductor device is either delivered to the customer or directly to its final destination.
     Although we are an independent foundry specializing in wafer fabrication, we offer our customers the option to purchase from us turnkey services, which mean finished semiconductor products that have been assembled and tested. When requested by our customers, we outsource assembly and testing of the fabricated semiconductor devices. Alternatively, our customers may directly arrange with assembly and test facilities for these services.
Manufacturing Facilities
     As of December 31, 2005, we owned or had an interest in five fabs, all of which are located in Singapore. Fabs 2, 3 and 7 are wholly-owned and operated by our company. Fab 5 is owned and operated by SMP, our joint venture company with Agere Systems Singapore, a subsidiary of Agere Systems Inc. Fab 6 is owned and operated by CSP, our joint venture company with Avago, EDB Investments and Singapex, an indirect wholly-owned subsidiary of Temasek. Avago’s shares in CSP were previously owned by Agilent Technologies Europe B.V. As part of Agilent Technologies, Inc’s restructuring in 2005, Agilent Technologies Europe B.V. transferred its entire shareholding in CSP to Avago in January 2006. Our Fab 1, which was wholly-owned by our company, ceased operations at the end of March 2004. We do not have a Fab 4.
Production Capacity and Utilization
     The following table reflects our capacity utilization in our fabs, including our share of SMP, for the periods indicated.
     Quarterly Shipment and Capacity(1)

Data Including Chartered’s Share of SMP	3Q 2004	4Q 2004	1Q 2005	2Q 2005	3Q 2005	4Q 2005

Thousand eight-inch equivalent wafers:
Total wafers shipped	287.1	200.8	186.2	224.5	295.2	345.8
Total capacity	322.5	327.0	317.0	346.5	401.4	435.9
Utilization	89%	61%	59%	65%	74%	79%

Capacity by Fab(1)	3Q 2004	4Q 2004	1Q 2005	2Q 2005	3Q 2005	4Q 2005
Thousand eight-inch equivalent wafers:
Fab 2	131.2	131.8	130.6	137.7	139.2	145.7
Fab 3	73.0	73.0	71.4	74.3	74.2	74.2
Fab 5(2)	37.2	37.0	34.5	35.8	36.2	35.6
Fab 6	81.1	85.2	80.5	89.4	100.5	112.9
Fab 7(3)	—	—	—	9.3	51.3	67.5

Total	322.5	327.0	317.0	346.5	401.4	435.9

Notes:

(1)	Fab 1 ceased operations at the end of March 2004, with some of its operations moved to Fab 2.

(2)	49% of total capacity, based on Chartered’s equity ownership.

(3)	Fab 7, our first 300-mm wafer facility, started commercial shipments in June 2005.
Wafer Capacity
     Our fab capacity plans have been updated consistent with our company’s efforts to better align manufacturing capability with our growing market opportunities in leading-edge technologies. We expect to achieve total wafer capacity of approximately 1,800,000 wafers (eight-inch equivalent) for the full year 2006, compared to 1,500,000 wafers (eight-inch equivalent) for the full year 2005. Leading-edge capacity (0.13um and smaller process geometry technologies) per year is planned to increase from approximately 25% of our total wafer capacity per year in 2005 to approximately 35% of our total expected wafer capacity per year in 2006. The following table reflects our wafer capacity figures as of December 31, 2005 for each of our fabs and the fab of our equity-method joint venture company, SMP (Fab 5).

	Fab 2	Fab 3	Fab 5 (SMP)(1)	Fab 6 (CSP)(1)	Fab 7
Production commenced	1995	1997	1999	2000	2005(2)

Estimated full capacity(3)	48,000 wafers	25,000 wafers	24,000 wafers	39,000 wafers	30,000 wafers
	per month	per month	per month	per month	per month(4)

Wafer size	Eight-inch	Eight-inch	Eight-inch	Eight-inch	Twelve-inch
	(200-mm)	(200-mm)	(200-mm)	(200-mm)	(300-mm)

Process technologies	0.6 to 0.3um(5)	0.35 to	0.25 to	0.25 to	0.13um and
		0.18um(5)	0.13um(5)	0.11um(5)	smaller process
geometry
technologies

Manufacturing technologies(6)	Digital; Mixed	Digital; Mixed	Digital; RF	High	High
	Signal; RF	Signal; RF	CMOS;	performance,	performance,
	CMOS; SRAM;	CMOS; SRAM	BiCMOS;	high-density	high-density
	Flash Memory;		Mixed Signal;	CMOS; high	CMOS; Mixed
	HVCMOS;		eSRAM	density SRAM	Signal; SOI
	EEPROM;			Mixed Signal; RF
	DMOS;			CMOS
BiCMOS,
BiPolar; OTP

Clean room	109,000 sq. ft.	81,000 sq. ft.	96,540 sq. ft.	126,000 sq. ft.	181,000 sq. ft
	Class-1 SMIF(7)	Class-1 SMIF(7)	Class-1 SMIF(7)	Class-1 SMIF(7)	Class-1 SMIF(7)

Notes:

(1)	With respect to Fab 5 and Fab 6, the information includes capacity of our strategic partners.

(2)	Commercial shipments started in June 2005.

(3)	Estimated full capacity is the production output capability based on our current and anticipated process technology mix, which may vary. Our projections of estimated full capacity have varied from previous projections in terms of number of wafers because of revisions to our earlier plans, including changes to our capacity expansion plans and capacity allocation in process technology mix. Such changes reflect developments in market conditions and demand.

(4)	Equivalent to 67,500 eight-inch wafers per month. A conversion rate of 2.25 is utilized in determining the number of eight-inch wafer equivalent to that of twelve-inch wafers. We are taking a phased approach to the full equipping of Fab 7 to 30,000 300-mm wafers per month, and this is expected to take a number of years and will be paced by customer demand and industry conditions. As of December 31, 2005, Fab 7 has a capacity of approximately 10,000 300-mm wafers per month.

(5)	Some of these manufacturing processes are preliminary and their successful implementation depends on various factors, including our ability to achieve advances in process technology or to obtain access to advanced process technology developed by others, or in the case of our 0.18um capability in Fab 3, our ability to leverage on certain tool capacities in SMP. These fabs can be retrofitted to achieve smaller process geometry technologies than those shown above.

(6)	Some of these manufacturing technologies are preliminary and their successful implementation depends on various factors, including our ability to achieve advances in manufacturing technology or to obtain access to advanced manufacturing technology developed by others. EEPROMs are electrically erasable programmable read-only memory devices. SRAMs are static random access memory devices. eSRAMs are embedded static random access memory devices. CMOS means complementary metal oxide silicon. RF CMOS means radio frequency complementary metal oxide silicon. BiCMOS means bipolar complementary metal oxide silicon. HVCMOS refers to high voltage complementary metal oxide silicon. DMOS refers to double diffused vertical MOSFET (metal oxide semiconductor field effect transistor). OTP refers to one time programmable memory.

(7)	Class 1 is a measurement of air cleanliness in which the amount of particles is controlled to no more that one particle at 0.5um per cubic foot of air. SMIF means standard mechanical interface.
     All our production fabs generally operate 24 hours per day, seven days per week. The only exceptions are when scheduled maintenance requires a facility shut-down, or in periods of weak demand where we idle fabs that are not required to meet manufacturing schedules to reduce certain operating costs, as was the case from time to time in 2001 and 2002 and as may be the case in the future, depending on customer demand. Regular maintenance is otherwise performed concurrently with production. Whether we choose to carry out scheduled maintenance requiring a facility shut-down or regular maintenance performed concurrently with production depends on which is more appropriate at any given time, having regard to minimizing disruption to our production schedule.
     The following table sets forth information regarding the total output of eight-inch equivalent wafers of our fabs, including our share of SMP:

	Year Ended December 31,
	2001	2002	2003	2004	2005
	(in thousands)
Total Output	398	445	722	1,035	1,052
Quality Assurance Programs
     We have implemented systems to ensure that products manufactured at our facilities in Singapore meet or exceed our customers’ specifications on quality and reliability. Our in-house laboratories are equipped with advanced analytical tools, providing the necessary equipment and resources for our engineering and research and development staff to continuously enhance product quality and reliability. Our quality assurance staff comprises engineers, technicians and other employees who monitor and control our manufacturing processes.
     Our production facilities in Singapore have been certified by the International Organization for Standardization, or ISO, to meet ISO 9001 standards. ISO 9001 standards set forth the requirements necessary to ensure the production of quality products and services, including standards relating to management systems, management responsibility, resource management, product realization, measurement, analysis and improvement.
     We also achieved ISO/TS16949 (Technical Specification) certification in May 2005. ISO/TS 16949:2002, commonly referred to as TS2, was introduced by ISO in March 2002 and is currently considered to be one of the most comprehensive quality standards in the industry. It defines the quality system requirements for use in the automotive supply chain, which some of our products may go into, and requires companies to emphasize meeting customer requirements, defect prevention, reduction of variation and waste in the supply chain and to continually improve the effectiveness and efficiency of business processes. The ISO/TS16949 and TS2 certifications involve stringent periodic third party review and verification of our production processes and quality management systems. Our customers often look to these certifications as a threshold indication of our quality control standards.
Strategic Business and Technology Alliances
IBM, Infineon and Samsung
     In November 2002, we entered into a multi-year joint development agreement with IBM designed to provide customers with greater access to leading-edge semiconductor technologies and sourcing flexibility. Under the agreement, we agreed with IBM to jointly develop and standardize our 90nm and 65nm bulk CMOS processes for foundry chip production on 300-mm silicon wafers. Together, we are providing a common 90nm design manual and guidelines for the jointly developed process platform. To assist foundry customers in designing with these technologies, we and IBM have agreed to work together with third party providers of design enablement and open-standard formats to help customers move their products more easily between us and IBM for production.
     In August 2003, we extended the IBM joint development agreement to include Infineon and in March 2004, the agreement was further extended to include Samsung. Under the expanded agreement, IBM, Infineon, Samsung and Chartered are jointly developing a common advanced foundry manufacturing bulk CMOS process technology at 65nm, as well as variants of that process modified for high performance and low power products. In December 2004, we expanded our joint development efforts with IBM under the IBM joint development agreement to include 45nm bulk CMOS process technology. The Chartered-IBM joint development now spans three separate generations of technologies from 90nm, 65nm and 45nm. The development of both 65nm and 45nm bulk CMOS processes are being carried out at IBM’s facilities at East Fishkill, New York. Each of the four participating companies will have the ability to implement the jointly developed 65nm processes in their respective manufacturing facilities.
     Our agreement with IBM includes a reciprocal manufacturing arrangement pursuant to which we are able to offer our customers some capacity in IBM’s 300-mm chip manufacturing facility in East Fishkill, New York. In turn, IBM is able to utilize some capacity in our 300-mm Fab 7 to help meet additional capacity requirements. In order to reserve such capacity, we and IBM placed deposits with each other. Neither IBM nor we are required, however, to utilize this capacity. Beginning April 2005, we started manufacturing selected 90nm SOI products for IBM.
     Further, in June 2005, together with IBM and Samsung, we extended the Design Enablement Program, launched in March 2004 for 90nm bulk CMOS processes, to include 65nm bulk CMOS processes. Many of the leading EDA vendors and intellectual property companies have developed platform solutions and we are working with IBM to bring new partners to the program. The Design Enablement Program sets a platform for foundry compatibility, design portability and flexible sourcing between our company and IBM at 90nm bulk CMOS processes and for our company, IBM and Samsung at 65nm bulk CMOS processes. The Design Enablement Program facilitates designers in the development of compatible design layout files that can be used interchangeably across manufacturing facilities at our company, IBM and Samsung. We also continue to expand our design service partnership network to improve our customers’ access to more expertise, broader choices and greater flexibility for their chip development.
     Through our joint development program with IBM, Infineon and Samsung and our manufacturing arrangement with IBM, we are seeking to achieve scale, cycle time and cost efficiencies in both leading-edge process technology development and 300-mm manufacturing, while also providing customers multiple sources of supply.
Chartered Silicon Partners
     Our subsidiary, CSP, was established in March 1997 and is a joint venture with Avago, EDB Investments and Singapex. Avago’s shares in CSP was previously owned by Agilent Technologies Europe B.V. As part of Agilent Technologies, Inc’s restructuring in 2005, Agilent Technologies Europe B.V. transferred its entire shareholding in CSP to Avago in January 2006 and consequently, Avago has replaced Agilent Technologies Europe B.V. in January 2006 as a shareholder of CSP. In addition, with effect from January 2006, Agilent Technologies Europe B.V. has transferred and/or assigned all its rights and obligations under the joint venture agreement with our company, EDB Investments and Singapex to Avago. Currently, Chartered, Avago, EDB Investments and Singapex hold 51%, 15%, 26.5% and 7.5% equity interest in CSP, respectively.
     CSP owns and operates Fab 6. U.S. GAAP generally requires consolidation of all majority owned (greater than 50%) subsidiaries. CSP is a consolidated subsidiary. Due to the cumulative losses of CSP, our obligations to the minority shareholders of CSP were reduced to zero in the first quarter of 2003. Therefore, none of CSP’s losses from that point forward have been allocated to the minority interest in our consolidated statements of operations.
     Pursuant to a cost sharing agreement, we perform certain management and corporate support activities for the benefit of CSP including accounting, financial, sales and marketing. Under this agreement, CSP is allocated a portion of our costs in performing such activities.
     From March 1997 until October 2001, Agilent Technologies Europe B.V. had a 30% equity interest in CSP. In October 2001, Agilent Technologies Europe B.V. sold one-half of its 30% share in CSP to Singapex and EDB Investments, in equal proportion, resulting in our company, EDB Investments, Agilent Technologies Europe B.V. and Singapex owning 51%, 26.5%, 15% and 7.5% equity interest in CSP, respectively. Although Agilent Technologies Europe B.V. had a two-year option from October 2002 to reacquire the ownership interest that was sold, Agilent Technologies Europe B.V. did not exercise the option within the stipulated two-year period and consequently, the option lapsed in October 2004.
     The reduction in Agilent Technologies Europe B.V.’s ownership in CSP in 2001 also had an impact on Agilent Technologies, Inc.’s obligation to purchase a minimum number of wafers per year and rights to purchase a maximum number of wafers per year from CSP. This reduction automatically resulted in a reduction in Agilent Technologies, Inc.’s maximum capacity entitlement and in the financial obligation associated with its minimum wafer purchase commitment requirement. As Agilent Technologies Europe B.V. did not exercise its option to reacquire the ownership interest, Agilent Technologies, Inc.’s maximum capacity entitlement and minimum wafer purchase commitment requirement remain unchanged.
     With the reduction of Agilent Technologies Europe B.V.’s ownership in CSP in 2001, the joint-venture parties also agreed that directors appointed by Agilent Technologies Europe B.V. would no longer have voting rights, although they would still remain on CSP’s Board of Directors and retain all their other existing rights and obligations. In addition, with effect from October 2001, Agilent Technologies Europe B.V. ceased to be a member of CSP’s management committee. CSP’s Board of Directors comprises eight directors. As long as we own more than 50% of CSP, we can elect four of the directors. Avago, having acquired all of the shares in CSP previously held by Agilent Technologies Europe B.V. in January 2006, can elect two directors as long as it owns at least 15% of CSP, EDB Investments can elect one director as long as it holds any ownership interest in CSP and Singapex can elect one director as long as it holds 7.5% of CSP.
     We and Agilent Technologies, Inc. contributed the original process technologies needed by CSP. These process technologies are licensed to CSP for its own use and CSP cannot sub-license them to others. Agilent Technologies, Inc., CSP and ourselves also cross-license the rights to use such technologies to one another. These cross-licenses allow our respective companies to use the process technologies and related intellectual property licensed to CSP in our respective manufacturing facilities for our general businesses even if they are not related to CSP. Agilent Technologies, Inc. has ceased its technology development for technology nodes beyond 0.25um, and as such, Agilent Technologies, Inc. has ceased to contribute any process technologies involving these technology nodes to CSP and CSP has since then been relying solely on the process technologies contributed by our company. As part of Agilent Technologies, Inc.’s sale of its Semiconductor Products Group to Avago Technologies Limited, Agilent Technologies, Inc. has, with effect from December 2005, transferred or assigned all its rights and obligations under the cross-licenses to Avago Technologies General IP (Singapore) Pte. Ltd.
     Pursuant to our joint venture agreement, the CSP alliance will continue indefinitely so long as there are two or more parties to the alliance. Before any transfer of an interest in CSP can occur, the non-transferring parties may exercise a right of first refusal with respect to the interests proposed to be transferred. Upon a serious, uncured default of the joint-venture agreement, the non-defaulting parties have the right to purchase all of the defaulting party’s interest in CSP for fair value, as defined in the agreement. Upon a change of control of a party, the other parties have the right to purchase, at fair value, all of such party’s interest.
Silicon Manufacturing Partners
     In December 1997, we entered into the SMP strategic business alliance with Lucent Technologies

Microelectronics Pte. Ltd., now known as Agere Systems Singapore, relating to the joint venture ownership of Fab 5.
     Agere Systems Singapore has a 51% equity interest in SMP and we have a 49% equity interest. SMP’s Board of Directors comprises five directors, three of whom are elected by Agere Systems Singapore and two of whom are elected by us. We nominate the chairman of the Board of Directors and the general manager, while Agere Systems Singapore names the finance director.
     Pursuant to our agreement, the SMP strategic business alliance continues indefinitely until it is terminated by written notice by either party. Neither party may give notice of termination prior to February 2006, and the termination of the alliance will take effect two years from the date of any such termination notice. In addition, the parties may only transfer their interests to their respective affiliates. Upon our dissolution, winding up or liquidation, Agere Systems Singapore can purchase all of our interests in SMP for fair value, as defined in the agreement. Upon any serious, uncured breach by us of our agreement, Agere Systems Singapore has the right to sell all of its interest in SMP to us at the higher of fair value or the value of its interest based on SMP’s net book value, as defined in the agreement. Upon Agere Systems Singapore’s dissolution, winding up or liquidation, we have the right to purchase all of its interest in SMP for fair value. Upon any serious, uncured breach by Agere Systems Singapore of our agreement, we have the right to purchase all of its interest in SMP at 90% of fair value. Upon a change of control of a party, the other party has the right to purchase, at fair value, all of such party’s interest in SMP.
     We and Agere Systems Singapore contribute the original process technologies needed by SMP. These process technologies are licensed to SMP for its own use and SMP cannot sub-license them to others. The licensed technologies are categorized as restricted and unrestricted technologies. We and Agere Systems Singapore also cross-license the unrestricted technologies to one another. These cross-licenses allow our respective companies and subsidiaries to use certain process technologies and related intellectual property licensed to SMP in our respective manufacturing facilities for our general businesses even if these uses are not related to SMP. We do not cross-license the restricted technologies to one another, which means that only SMP can use such restricted process technologies and intellectual property.
     Chartered and Agere Systems Singapore have signed an assured supply and demand agreement with SMP. Under this agreement, each of Chartered and Agere Systems Singapore is billed for allocated wafer capacity if the wafers started for production for them are less than their respective allocated capacity. These billings, if any, do not change the equity in income (loss) of SMP that we recognize in our consolidated statements of operations. For the year ended December 31, 2005, the wafers started for our company were less than the allocated capacity; however, we and Agere Systems Singapore have agreed that such billings for this period will be waived. There were also no such billings made to us for the corresponding period in 2004. To the extent the wafers started for us is less than our allocated capacity in the future, there is no assurance that the billings for our allocated wafer capacity would continue to be waived.
     Pursuant to a cost sharing agreement, we perform certain management and corporate support activities for the benefit of SMP including accounting, financial and human resources. Under this agreement, SMP is allocated a portion of our costs in performing these activities.
     SMP owns and operates Fab 5, which is adjacent to our Fab 3 building. SMP owns the equipment used in Fab 5 and leases the space for Fab 5 from us. With effect from October 2001, Agere Systems Singapore and we agreed to run Fab 5 and Fab 3 as one integrated operation, while retaining the existing ownership and corporate structure of SMP. The fabs shared a single shell but had two separate administrative structures prior to their operational integration. By implementing this change, we and Agere Systems Singapore are able to free up key technical resources and also provide enhanced flexibility and better utilization of the combined equipment base.
     We account for our 49% investment in SMP using the equity-method. Under the strategic business alliance agreement, we and Agere Systems Singapore do not share SMP’s net results in the same ratio as our equity holdings. Instead, each party is entitled to the gross profits from sales to the customers that it directs to SMP, after deducting its share of the overhead costs of SMP. Accordingly, we account for our share of SMP’s net results based on the gross sales to the customers that we direct to SMP, after deducting our share of the overhead costs.
     During 2005, we and Agere Systems Singapore agreed to a reduction in wafer prices for Agere Systems Singapore, related to the wafer capacity allocated to Agere Systems Singapore, to the minimum price allowed under the assured supply and demand agreement. As each shareholder is entitled to the gross profits from sales to the customers that it directs to SMP, the wafer price reduction did not affect the equity in income (loss) of SMP and the share of retained post formation loss that is included in our consolidated statements of operations and consolidated balance sheets.
     In September 2004, we and Agere Systems Singapore entered into a Supplemental Agreement to the Joint Venture Agreement to provide that SMP could pay dividends out of the profits of the venture determined on a year to year basis rather than a cumulative basis as previously was the case. We received dividends of $29.5 million from SMP for the year ended December 31, 2005. We did not receive any dividend from SMP for the year ended December 31, 2004.
     In September 2005, we and Agere Systems Singapore agreed to reduce the issued and paid up share capital of SMP from S$425,000,000 divided into 208,250,000 “A” ordinary shares of S$1 each and 216,750,000 “B” ordinary shares of $1 each, to S$141,515,511 divided into 69,343,426 “A” ordinary shares and 72,172,085 “B” ordinary shares. The capital reduction for SMP was approved by the High Court of Singapore on October 13, 2005. The portion to be returned to us in the form of cash was $20.4 million, of which we had received $17.3 million in 2005. The capital reduction through the extinguishment of accumulated losses does not qualify as a quasi-reorganization under U.S. GAAP and accordingly has not been reflected in our consolidated financial statements.
Customers and Markets
     We manufactured semiconductors for over 100 different active customers in 2005. Our top five customers in 2005, in order of revenue contribution, were Broadcom, IBM, Agilent Technologies, MStar Semiconductor and MediaTek. Collectively, our top five customers accounted for approximately 56% of our total net revenue in 2005, compared with approximately 52% in the previous year. Broadcom and IBM each exceeded 10% of our total net revenue in 2005 compared with 2004 where Broadcom, Agilent Technologies and MediaTek each exceeded 10% of our total revenue. As the end markets we serve are typically cyclical, our top customer profile may change from period to period depending on the strength of various market segments.
     The following table sets forth our top five customers for 2005 in order of revenue:

Customer	Representative Products or Applications
Broadcom	Local area network switches/routers, set-top boxes, cable modems, ethernet transceivers, network processors, bluetooth and High Definition TV
IBM	Video game devices
Agilent Technologies	Mobile phone handsets and computer peripherals
MStar Semiconductor	Computer peripherals and TVs
MediaTek	Optical storage
     We categorize revenue geographically based on the country in which the customer is headquartered. The following table sets forth the geographical distribution of our revenue for the periods indicated:
     By Percentage:

	2003	2004	2005
Americas	64%	68%	75%
Europe	13	9	9
Asia-Pacific	18	20	13
Japan	5	3	3

Total	100%	100%	100%

     By $ (in thousands):

	2003	2004	2005
Americas	$351,930	$631,150	$774,950
Europe	72,249	85,125	91,844
Asia-Pacific
— Singapore	2,862	3,392	8,995
— Others	100,071	179,206	123,449
Japan	24,799	33,258	33,496

Total	$551,911	$932,131	$1,032,734

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
Customer Service
     We focus on providing a high level of customer service in order to attract customers and maintain their on-going loyalty. Our culture emphasizes responsiveness to customer needs, flexibility and delivery accuracy. In particular, in the area of flexibility, we work closely with customers to understand their needs and collaborate with them to deliver a solution that is customized to address their requirements. Our customer-oriented and collaborative approach is especially evident in three prime functional areas of customer interaction, customer design development and manufacturing services.
     We emphasize very close interaction with customers throughout the design development and prototyping process. We provide for an account manager to be assigned early in the design development process who coordinates an account team composed of marketing, EDA, silicon engineering, third party partner and customer service/logistical support. The account team is supported by additional marketing and customer engineering staff in Singapore.
     After the design moves into manufacturing production, ongoing customer support is provided through all phases of the manufacturing process. The account manager works with a dedicated customer service representative, along with marketing and customer engineering support teams at the factory.
     Significant enhancements to our Chartered On-Line Access System, or COLAS, have enabled customers to do more of their business with us online. Chartered is very committed to implementing system-to-system links with customers and other partners. These linkages will take the human dependence out of the transactions, and provide for data to be sent from our systems to our customers’ systems (and vice versa) directly and securely. We started COLAS with logistics-related data and have now added other types of data, such as commercial and engineering information, to this automated information-interchange process. The result is that communication between us and our partners happens closer to the time events occur.
Research and Development
     The semiconductor industry is characterized by rapid and relentless technical advances. We believe effective research and development is essential to our success, as that research and development spawns the leading-edge technologies that are critical to attracting and retaining customers who design highly sophisticated semiconductors. In 2003 and 2004, we invested $124.1 million and $118.3 million, respectively, in research and development. Those investments represented 22.5% and 12.7% of our net revenue for the respective periods. In 2005, our research and development expenses, including our share of expenses related to the IBM joint-development agreement, were $122.1 million, or 11.8% of our net revenue, for the year. As of December 31, 2004, we employed 280 professionals in our research and development department, 49 of whom have PhDs. As of December 31, 2005, we employed 370 professionals in our research and development department, 62 of whom have PhDs. The increase in headcount in our research and development department was primarily to support internal development for process specific intellectual property, customized design developments, increased design activities to address design-for-manufacturability, or DFM, for advanced technologies and increased customer design support required for both our mature and advanced technologies.
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
     In August 2003, we and IBM extended our joint development agreement to include Infineon and in March 2004, the agreement was extended to include Samsung. The March 2004 agreement replaces and is in substitution of our joint development agreement with IBM and Infineon. Under the March 2004 agreement, IBM, Infineon, Samsung and Chartered are jointly developing a common advanced foundry manufacturing bulk CMOS process technology at 65nm, as well as variants of that process modified for high performance and low power products. Additionally, the parties can extend the March 2004 agreement to include 45nm technology.

     In December 2004, we and IBM expanded our joint development efforts to include 45nm bulk CMOS process technology. We expect this reciprocal manufacturing arrangement to enable us to achieve scale, cycle time and cost efficiencies in both leading-edge process technology and 300-mm manufacturing, while also providing customers multiple sources of supply. The strengthening of our technology roadmap resulting from our joint development agreements with IBM, Infineon and Samsung provides us with faster access to leading-edge technology. This faster technological development allows us to target substantially more “first source” business.
     We have received research grants from various agencies of the Government of Singapore. These grants provide funding for a portion of our research and development related capital expenditures and for the training and staffing costs associated with some of our process technology development programs. In 2004 and 2005, $19.0 million and $7.5 million, respectively, of such grants were disbursed to us. These grants are disbursed in connection with research and development carried out in Singapore, based on the amount of expenditures incurred, achievement of program milestones and certification of the costs incurred. The main condition attached to the grants is the completion of the project to which the grant relates. As our 65nm and 45nm bulk CMOS processes are jointly developed in IBM’s East Fishkill, New York, facilities, the amount of grants we were eligible to receive from the Government of Singapore was significantly lower in 2005, as compared with 2004 and we expect that the amount of grants we may be eligible to receive from the Government of Singapore will also be lower in 2006, as compared with 2005.
Equipment and Materials
     We depend on a limited number of manufacturers that make and sell the complex equipment that we use in our manufacturing processes. The principal pieces of equipment we use to manufacture semiconductors are scanners, steppers, tracks, etchers, furnaces, wet stations, implanters, sputterers, chemical vapor deposition, chemical mechanical planarization equipment, and metrology equipment. In periods of high market demand, the lead times from order to delivery and complete qualification of some of these types of equipment can extend beyond 15 months. We seek to manage this process through early reservation of appropriate delivery slots and constant communication with our suppliers.
     Our manufacturing processes use highly specialized materials, including semiconductor wafers (including SOI wafers), chemicals, gases, targets, quartz, equipment spare parts and consumables and masks. We depend on our vendors of these materials and seek to have more than one vendor for our material requirements. To maintain competitive manufacturing operations, we must obtain from our vendors, in a timely manner, sufficient quantities of quality materials at acceptable prices. We source most of our materials, including critical items such as semiconductor wafers, from a limited group of vendors. We purchase most of our key materials on a blanket purchase order basis. We typically do not have long-term contracts with our vendors. For those materials that are wholly procured from one source, we continuously look to identify and qualify alternative sources of supply. We have agreements with key material vendors under which they hold inventory on consignment for us. We are typically not under any obligation to purchase inventory that is held on consignment until we actually use it. We typically work with our suppliers to forecast our raw material requirements up to six months in advance.
Intellectual Property
     Our success depends in part on our ability to obtain patents, licenses and other intellectual property rights covering our production processes. To that end, we have acquired certain patents and patent licenses and intend to continue to seek patents on our production processes.
     As of December 31, 2005, we had filed an aggregate of 2,146 patent applications worldwide, (1,002 of which had been filed in the U.S.) and held an aggregate of 1,338 issued patents worldwide (743 of which are issued U.S. patents). Of the 1,002 aggregate applications filed in the U.S., 743 had been issued as of December 31, 2005 and 23 had been allowed but not issued. Those 23 allowed patent applications will be issued if and when we pay the applicable issuance fee. (Note: References in this paragraph to aggregate figures include not only the figures for the period itself but figures for previous years as well. Accordingly, if an aggregate of 2,146 patent applications have been filed as of December 31, 2005, these include not only the patent applications filed in the 12 months ended December 31, 2005 but all patent applications previously filed by our company.)
     The number of patents filed by us in 2004 and 2005 were 90 and 133, respectively, and the number of patents issued to us in 2004 and 2005 were 198 and 239, respectively.

     Our issued patents have expiration dates ranging from 2011 to 2024. All of the allowed and pending patents will expire after 2025. We have also entered into various patent licenses and cross-licenses with major semiconductor companies. We may choose to renew our present licenses or to obtain additional technology licenses in the future. There can be no assurance that any such licenses could be obtained on commercially reasonable terms.
     Our ability to compete also depends on our ability to operate without infringing the proprietary rights of others. The semiconductor industry is generally characterized by frequent litigation regarding patent and other intellectual property rights. We have from time to time received communication from third parties asserting patents that cover certain of our technologies and alleging infringement of certain intellectual property rights of others. We expect that we will receive similar communications in the future. Irrespective of the validity or the successful assertion of such claims, we could incur significant costs and devote significant management resources to the defense of these claims, which could seriously harm our company. There is no such material litigation currently pending against us. Additionally, we market services in several countries in Asia which may not protect our intellectual property rights to the same extent as the U.S.
Competition
     The worldwide semiconductor foundry industry is highly competitive. Our principal competitors are TSMC, UMC and SMIC as well as the foundry operation services of some IDMs, such as IBM. IDMs principally manufacture and sell their own proprietary semiconductor products, but may offer foundry services. In addition to those well-established companies, there have been a number of new entrants to the semiconductor foundry industry. In particular, foundries in China, Malaysia and Korea are now becoming increasingly significant. Our competitors may have greater access to capital and substantially greater production, research and development, marketing and other resources than we do. As a result, these companies may be able to compete more aggressively over a longer period of time than we can.
     A number of semiconductor manufacturers, including our primary competitors have announced plans to increase their manufacturing capacity. As a result, we expect that there will be a significant increase in worldwide semiconductor capacity during the next few years. If growth in demand for this capacity fails to match the growth in supply or occurs more slowly than anticipated, there may be more intense competition and pressure on the pricing of our services may result. Any significant increase in competition may erode our profit margins and weaken our earnings.
     The principal elements of competition in the wafer foundry market include technical competence, time-to-market, research and development, quality, available capacity, device yields, customer service, price, design services, access to intellectual property and EDA tool support.
Environmental Matters and Compliance
     We have implemented an extensive environmental management system. Four of the fabrication facilities which we currently own or have an interest in, namely Fabs 2, 3, 5 and 6, are third party certified through an internationally recognized ISO 14001 certifying body and our first 300-mm facility, Fab 7, which started commercial shipments in June 2005, is expected to be certified in 2006. This system enables our operations to identify applicable environmental regulations and assist in evaluating compliance status. Programs are established at manufacturing locations to ensure that all accidental spills and discharges are properly addressed.
     We are subject to a variety of laws and governmental regulations in Singapore relating to the use, discharge and disposal of toxic or otherwise hazardous materials used in our production process. While we believe that we are currently in compliance in all material respects with these environmental laws and regulations and have management systems in place to continue to be in compliance, if we fail to use, discharge or dispose of hazardous materials appropriately, we could subject our company to substantial liability or could be required to suspend or adversely modify our manufacturing operations. In addition, we could be liable for remedial measures if our properties were found to be contaminated even if we were not responsible for such contamination.
Insurance
     We maintain industrial all-risk insurance for our facilities, equipment and inventories. The insurance for our fabs (including our strategic alliance fabs) and their equipment covers physical damage and consequential losses from natural disaster, business interruption and certain other risks up to their respective policy limits except for exclusions as defined in the relevant policy. We also maintain public liability insurance for losses to others arising from our business operations, including liabilities arising from the actions of our employees, and carry insurance for business interruption resulting from these types of events. In addition, we also maintain product liability insurance for damages sustained by others for bodily injury or property damage caused by our product(s) except for exclusions as defined in the relevant policy. Some of our insurance coverage for SMP is under Agere Systems, Inc.’s global group insurance policies.
     In addition, we also have various insurance policies in place which cover our employees, including our key employees, for work-related and general claims, including hospitalization, personal accidents, business travel and workman’s compensation.
     While we believe that our insurance coverage is adequate, significant damage to any of our production facilities, whether as a result of fire or other causes, could seriously harm our company. We do not insure against the loss of key personnel.

C.	ORGANIZATIONAL STRUCTURE
     As of December 31, 2005, Chartered is part of the Temasek group of companies. A description of the Temasek group and Chartered’s position within the group may be found at “Item 7. Major Shareholders and Related Party Transactions — Related Party Transactions — The Temasek Group.”
     Currently, Chartered has five subsidiaries, the particulars of which are as follows:

			Proportion of
	Country of	Date of	Ownership
Name of Subsidiary	Incorporation	Incorporation	Interest

Chartered Silicon Partners Pte Ltd	Singapore	March 1997	51%
Chartered Semiconductor Manufacturing, Inc.	U.S.	June 1991	100%
Chartered Semiconductor Japan Kabushiki Kaisha	Japan	October 2000	100%
Chartered Semiconductor Taiwan Ltd	Taiwan	August 2000	100%
Chartered Semiconductor Europe Ltd	England and Wales	March 2001	100%

D.	PROPERTY, PLANT AND EQUIPMENT
Leases
     All of our fabrication facilities and our corporate offices are located in Singapore. Our company previously operated Fab 1, which ceased operations at the end of March 2004, on land leased from Ascendas Land (Singapore) Pte Ltd, or Ascendas, a private company wholly-owned by Jurong Town Corporation, or JTC, a statutory board established by the Government of Singapore to develop and manage industrial estates in Singapore. Our company has sold and transferred its leasehold interest in respect of Fab 1 and the plant and equipment located in the property to Amkor Technology Pte Ltd for a total consideration of $6.5 million. The transaction was completed in January 2006.
     Fabs 2 and 3 and our corporate offices are located on land which we lease from Terra Investments Pte. Ltd., or Terra, a wholly owned subsidiary of Temasek, which in turn leases the land from JTC. These leases run until 2024 with conditional options to extend the leases for another 30 years. The sub-leases for Fab 2 and Fab 3 require us to make rental payments to Terra at rates equal to the rent paid by Terra to JTC for the subject land through 2024. The sub-leases are registered with the Singapore Land Authority (see “Item 19. Exhibits — Exhibit 4.17 and Exhibit 4.18.2”)
     The site slurry treatment plant for Fabs 2 and 3 is also located on land which we lease from Terra, which in turn leases the land from JTC. This lease runs until 2030 with a conditional option to extend for another 30 years. We are required to make rental payments to Terra at rates equal to the rent paid by Terra to JTC for the subject land through 2030 (see “Item 19. Exhibits — Exhibit 4.19.1 and Exhibit 4.19.2”).
     CSP leases the land on which Fab 6 is located from Terra, which in turn leases it from JTC. The lease runs until 2027 with a conditional option to extend for an additional 30 years. CSP is required to make rental payments to Terra at rates equal to the rent paid by Terra to JTC for the subject land through 2027 (see “Item 19. Exhibits — Exhibit 4.20.2 and Exhibit 4.20.3”).

     Fab 7 is located on land which we lease from Terra which in turn leases the land from JTC. The lease runs until 2030 with a conditional option to extend for an additional 30 years. Our company is required to make rental payments to Terra at rates equal to the rent paid by Terra to JTC for the subject land through 2030 (see “Item 19. Exhibits — Exhibit 4.21.1 and Exhibit 4.21.3”).
Production Capacity and Utilization
     For information on our production capacity and utilization, including wafer capacity, please see “— B. Business Overview — Manufacturing Facilities.”
ITEM 4A. UNRESOLVED STAFF COMMENTS
Not applicable.
ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS
     The following discussion of our financial condition and results of operations should be read in conjunction with the consolidated financial statements and the related notes included elsewhere in this document. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results may differ significantly from those projected in the forward-looking statements. Factors that might cause future results to differ significantly from those projected in the forward-looking statements include, but are not limited to, those discussed below and elsewhere in this document particularly in the cautionary risk factors described in “Item 3. Key Information — D. Risk Factors” above.
INDUSTRY OVERVIEW
     The semiconductor industry is highly cyclical. For example, according to the Semiconductor Industry Association, or the SIA, in terms of revenue, the worldwide semiconductor industry contracted by approximately 32% from 2000 to 2001, then grew by approximately 18% from 2002 to 2003, and by approximately 28% and 7% sequentially in 2004 and 2005, respectively. Fabs can take several years to plan, construct and begin operations. Therefore, during periods of favorable market conditions, semiconductor manufacturers, which include dedicated foundry service providers, often begin building new fabs in response to anticipated demand growth for semiconductors. As these new fabs commence operations, a significant amount of manufacturing capacity is made available to the semiconductor market resulting from the steep initial ramp up of these fabs. In the absence of growth in demand, or if growth occurs more slowly than anticipated, this sudden increase in supply results in semiconductor manufacturing over capacity, which can lead to sharp drops in utilization of semiconductor fabs and put pressure on wafer selling prices.
     Semiconductor manufacturing is very capital intensive in nature. For example, even in the midst of challenging economic conditions in 2002, we invested $419.5 million in capital expenditures, primarily in equipping Fab 6 and for the purchase of equipment for research and development use, as part of our continuing strategy of positioning ourselves to serve market needs. We invested $220.8 million in capital expenditures in 2003, focused primarily on leading-edge technologies. In 2004 and 2005, we invested $686.3 million and $628.1 million, respectively, in capital expenditures, primarily in equipping Fab 7 as part of its phase 1 ramp with the balance mainly for capacity additions in Fab 6. A high percentage of the cost of operating a fab is fixed and therefore increases or decreases in capacity utilization rates can have a significant effect on profitability. The unit cost of a wafer generally decreases as fixed overhead charges, such as depreciation expense on the facility and semiconductor manufacturing equipment, are allocated over a larger number of wafers produced.
     The value of a wafer is determined by the complexity of the device on the wafer. Production of devices with higher-level functionality and greater system-level integration requires more manufacturing steps and commands higher wafer prices. However, increasing the complexity of devices that we manufacture does not necessarily lead to increased profitability, because the higher wafer prices for such devices may be offset by depreciation and other costs associated with an increase in the capital expenditures needed to manufacture such devices. As the price of wafers vary significantly with technology and device complexity, the mix of wafers produced affects revenue and profitability. In general, the prices for wafers of a given level of technology and device complexity will decline over the product life cycle and foundries must continue to migrate to increasingly sophisticated technologies or introduce value added solutions to maintain the same level of profitability. This requires continuous capital investment and depends on other factors, as discussed in “Item 3. Key Information — D. Risk Factors — Risks Related to Our Financial Condition — Failure to maintain high capacity utilization, optimize the technology mix of our semiconductor wafer production and continuously improve our device yields would seriously harm our prospects and financial condition,” “Item 3. Key Information — D. Risk Factors — Risks Related to Our Operations — We may not be able to compete successfully in our industry” and elsewhere in this document.
     Following a period of high utilization rates during the industry upturn in 1999 and 2000, the industry contraction in 2001 was the most severe in its history. Largely as a result of this, our average utilization rate in 2001 and 2002 was 35% and 37%, respectively, resulting in significant net losses in those periods. As the semiconductor industry recovered, our average capacity utilization improved to 58% in 2003. Driven primarily by sequential growth in shipments during the first half of 2004, despite experiencing market weakness from the second half of June 2004, our average capacity utilization improved further to 80% in 2004. Correspondingly, our gross profits and net income showed progressive improvement as better economies of scale and operating leverage took effect on the back of rising demand and our net loss in 2003 decreased significantly from the previous year, and we reported net income in 2004.
     The market weakness, which we experienced from the second half of June 2004 due to excess inventories in the semiconductor companies and the softening in certain end markets, continued into the first half of 2005 as the industry continued to work through the excess inventories. Our average capacity utilization was 59% in the first quarter of 2005 and improved to 65% in the second quarter of 2005, due mainly to improving market conditions. As market conditions continued to be favorable and due mainly to the ramp up of 90nm shipments from our new Fab 7 from the third quarter of 2005, we recorded sequential growth in shipments in the last two quarters of 2005 and our average utilization rate was 74% and 79%, respectively, with an overall average capacity utilization of 70% for the year 2005.
     Our average capacity utilization, based on eight-inch equivalent wafers, from 2001 to 2005 is as follows:

	2001	2002	2003	2004(1)	2005(2)
Average capacity utilization	35%	37%	58%	80%	70%

Notes:

(1)	Fab 1 ceased operations at the end of March 2004, with some of its operations moved to Fab 2.

(2)	Fab 7 started commercial shipment in June 2005.
2005 OVERVIEW
General Overview
     The market weakness that we experienced from the second half of June 2004 continued into the first half of 2005 as the industry continued to work through the excess inventories. Net revenue in the first quarter of 2005 was $181.4 million and increased sequentially by 7% to $194.0 million in the second quarter of 2005 as we began to see a recovery in demand in that same quarter. In the second quarter of 2005, we saw strength in the communications and computer sectors, partially offset by weakness in the consumer sector.
     We posted significant revenue growth in the third quarter of 2005 mainly due to the ramp up of 90nm shipments from our first 300mm fab, Fab 7, which commenced commercial production in the second quarter of 2005. Our net revenue in the third quarter of 2005 increased by 50% sequentially to $290.1 million, due primarily to significant growth in the consumer sector followed by the communications sector.
     In the fourth quarter of 2005, our net revenue further increased by 27% sequentially to $367.2 million as we capitalized on the growth in our leading-edge technologies and also benefited from favorable market conditions. The revenue growth came mainly from the consumer sector, and to a lesser extent, the computer sector. Within the consumer sector, our 90nm shipments, driven by the initial volume build for a new product launch before year-end, provided the impetus for growth. We achieved our target to bring down our breakeven utilization to 75% in the fourth quarter of 2005 and returned to profitability in that same quarter.
Leading-edge technologies (0.13um and smaller process geometry technologies)

     We continued to see increased adoption of our leading-edge technologies as revenue from our 0.13um and smaller process geometry technologies increased by 145% between 2004 and 2005. Revenue from our 0.13um and smaller process geometry technologies, including 90nm, represented 42% of our total net revenue and revenue from 90nm technologies alone contributed 19% of our total net revenue for 2005. In the third quarter of 2005, revenue from our 0.13um and smaller process geometry technologies crossed the $100 million mark in a quarter, contributing over 40% of our total net revenue. Revenue from our 90nm technologies alone exceeded $100 million in the fourth quarter of 2005, contributing 31% of our total net revenue in just the second full quarter of ramp.
     During 2005, we increased our capacity of 0.13um and smaller process geometry technologies by approximately 118% while we increased our total capacity by approximately 16% to 1.5 million eight-inch equivalent wafers from 1.3 million eight-inch equivalent wafers in 2004, due primarily to the ramp up of Fab 7.
     In 2005, we announced the following in relation to our efforts in leading-edge technology:
•	Extension of our joint development efforts with IBM to include 45nm bulk CMOS process technology. The Chartered-IBM joint development now spans three separate generations of technologies from 90nm, 65nm to 45nm; and
•	Availability of a comprehensive 65nm design manual and Simulation Program with Integrated Circuit Emphasis, or SPICE, models and production of 65nm multi-project wafers in the fourth quarter of 2005.
Customers
     In November 2005, we announced a sourcing agreement with Infineon for the manufacture of 65nm logic products. Under the agreement, we will manufacture low-power mobile-phone products, with initial prototypes expected in the first quarter of 2006 and production scheduled to begin in the fourth quarter of 2006. This announcement builds on the joint 65nm technology development efforts between IBM, Chartered, Infineon and Samsung.
     Additionally, we announced in September 2005 that we will manufacture for ATI Technologies, Inc., or ATI, on our 0.13um low-power, all copper process, providing ATI with additional manufacturing capacity for its IMAGEON 2240 media processor for high-volume camera phones.
Electronic Design Automation/Intellectual Property
     We further expanded the common design enablement platform during 2005 and also announced a common DFM initiative to develop a standard platform that brings greater process control, higher model accuracy and increased manufacturing awareness. Together with IBM and Samsung, we extended the Design Enablement Program, launched in March 2004 for 90nm bulk CMOS processes, to include 65nm bulk CMOS processes. The Design Enablement Program sets a platform for foundry compatibility, design portability and flexible sourcing between our company and IBM at 90nm bulk CMOS processes and for our company, IBM and Samsung at 65nm bulk CMOS processes. The Design Enablement Program facilitates designers in the development of compatible design layout files that can be used interchangeably across manufacturing facilities at our company, IBM and Samsung and includes participation by leading EDA and DFM tool suppliers.
Financing
     During the third quarter of 2005, we raised a total of $925 million from a public offering of senior notes and a private placement of units. The senior notes consisted of $375 million of 5.75% senior notes due 2010 and $250 million of 6.375% senior notes due 2015. The units comprised convertible redeemable preference shares, or Preference Shares, of par value $0.01 each and amortizing bonds due 2010, or Amortizing Bonds, totaling $300 million. Chartered also successfully completed a cash tender offer, repurchasing approximately 83.1%, or $478 million, of our outstanding $575 million 2.5% senior convertible notes due April 2006.

2006 PLANS
Planned Capacity
     We expect to achieve total wafer capacity of approximately 1.8 million wafers (eight-inch equivalent) for the full year of 2006, compared to approximately 1.5 million wafers (eight-inch equivalent) for the full year of 2005. As part of our plan to expand our capability for leading-edge technologies, we intend to expand our production capacity for 0.13um and smaller process geometry technologies from approximately 25% of our total yearly wafer capacity in 2005 to approximately 35% of our planned yearly wafer capacity in 2006.
Planned Capital Expenditures
     Our aggregate capital expenditures for 2006 is expected to be approximately $650 million, of which approximately $550 million is expected to be utilized for capital expenditure in our 0.13um and smaller process geometry technologies. The remaining amounts are expected to be utilized primarily for purchases of information systems, and for adding equipment in our fabs running more mature technologies to maximize utilization corresponding to the anticipated product mix. We expect depreciation and amortization to be approximately $520 million in 2006.
Planned Research and Development Expenditures
     We expect to incur approximately $150 million for research and development, or R&D, in 2006, as we expect an increase in development activities related to the 65nm technology node and also in our share of expenses related to the Chartered-IBM joint-development for the 45nm technology node. Our investment in R&D allows us to continue developing new and advanced processes down to the 45nm technology node.
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
Depreciation and Amortization of Long-lived Assets
     Our results of operations are generally affected by the capital intensive nature of our business. A large proportion of our cost of revenue is fixed in nature. The major components of our fixed costs included in our cost of revenue relate to depreciation on property, plant and equipment and amortization of technology license arrangements.
     We depreciate wafer fab buildings over 20 years, mechanical and electrical installations in the fabs over ten years, and equipment and machinery over five years using the straight-line method to their estimated recoverable salvage values. We amortize technology licenses over the shorter of the license period or the estimated useful life of the license, which on weighted average is approximately six years, using the straight-line method. These lives represent our estimate of the periods that we expect to derive economic benefits from the assets. In estimating these useful lives and recoverable salvage values of our property, plant and equipment and technology licenses and in determining whether subsequent revisions to the useful lives and salvage values are necessary, we consider the likelihood of technological obsolescence arising from changes in production techniques, technology, market demand and intended use. We routinely review the remaining estimated useful lives and salvage values of our property, plant and equipment and our technology licenses to determine if such lives and values should be adjusted.
     In commencing depreciation of Fab 7, our first 300-mm wafer fabrication facility, during the second quarter of 2005, we have estimated recoverable salvage values that are higher than our historical estimates for equipment when our other fabs began service. This is due primarily to the equipment being at the early introduction of the life cycle of this technology and thus we expect the estimates of salvage values at the end of our use of the equipment to be higher than we have historically expected in our other fabs. We have historically estimated that we would not have recoverable salvage values.

     There have been no significant changes to our estimates of useful lives or salvage values during any of the last three years. However, actual useful lives and salvage values of our long-lived assets may be shorter or longer and higher or lower, respectively, than our estimates. If we had used different estimates of useful lives or salvage values of our long-lived assets, our results might have been materially different.
Recoverability of Long-lived Assets
     We also routinely review our long-lived assets that are held for disposal for impairment in comparison to their fair values, and we review assets that are held and used, including technology licenses, for impairment whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. We perform impairment tests for groups of assets at the lowest level of identifiable independent cash flows. In determining the appropriate asset groupings, we must make subjective judgments in identifying the independent cash flows that can be related to each asset group considering our foundry model and the degree of interchangeability of the various components of our manufacturing capacity. We consider the degree to which each asset group’s revenue depends on the revenue-producing activities of one or more other asset groups and the availability of financial information on such asset groups. In some cases, it is not practical to identify the cash flows associated with a particular asset or group of assets due to the integrated nature of our production process and the multi-technology capability of our process equipment. The result of our analysis is that we have identified the lowest level of identifiable independent cash flows as our individual fabs.
     The determination of recoverability is based on an estimate of undiscounted cash flows expected to result from the use of the asset group and its eventual disposition. The estimate of cash flows is based upon, among other things, certain assumptions about expected future operating performance, ASP, utilization rates and other factors. If the sum of the undiscounted cash flows (excluding interest) is less than the carrying value, an impairment charge is recognized for the amount that the carrying value of the asset exceeds its fair value based on the best information available, including discounted cash flow analysis. However, due to the cyclical nature of our industry and changes in our business strategy, market requirements or the needs of our customers, we may not always be in a position to accurately anticipate declines in the utility of our equipment or licenses until they occur.
     In 2003, 2004 and 2005, we recorded impairment charges of $9.0 million, $1.0 million and $3.9 million, respectively, on assets held for sale resulting from decisions to rationalize capacity and therefore to sell certain assets. In 2004, we also recorded an impairment charge of $1.7 million resulting from the migration to an enhanced manufacturing system.
     However, if we had made different estimates of our future cash flows or fair values of our assets held for sale, we might have reached different conclusions regarding impairments, and our results might therefore have been materially different.
Valuation of Inventory
     Our inventories are stated at the lower of cost or market (net realizable value) and consist of work-in-progress, raw materials and consumable supplies and spares.
     Cost. Cost is determined using standard cost and an allocation of the cost variances arising in the period of production, which approximates actual costs determined on the weighted average basis. We determine the standard cost of each wafer based on estimates of the materials, labor, and other costs incurred in each process step associated with the manufacture of our products. We allocate labor and overhead costs to each step in the wafer production process based on normal fab capacity utilization, with costs arising from abnormal under-utilization of capacity expensed when incurred. The unit cost of a wafer generally decreases as fixed overhead charges are allocated over a larger number of units produced. Conversely, during periods of low utilization of capacity, the unit cost of a wafer would generally increase.
     Net Realizable Value. We routinely review our inventories for their saleability and for indications of obsolescence to determine if inventories should be recorded at net realizable value. Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs necessary to make a sale. In estimating the net realizable value of our inventories, we consider the likelihood of changes in market demand for our inventories.
     Judgments and estimates regarding future selling prices, level of demand and indications of obsolescence must be made and used in connection with evaluating whether such write-downs are needed and in what amount.

     As of December 31, 2004 and 2005, we reduced carrying values of inventory by $30.2 million and $32.7 million, respectively, to write-down certain inventories to estimated net realizable value. Subsequent to these write-downs, we sold or disposed of certain portions of such inventories. The amounts ultimately realized for the years ended December 31, 2004 and 2005 were at or near to the net realizable value we had previously estimated for these inventories, resulting in no significant impact to our gross margins in each of those years.
     If we had made different estimates on allocation of costs to different process steps, normal and abnormal capacity utilization, future demand for existing inventory, or inventory selling prices, we might have reached different conclusions regarding inventory values, and therefore our results might have been materially different.
Revenue Recognition
     We enter into arrangements with customers which typically include, in addition to fabricating semiconductor wafers, pre-fabricating services such as engineering services and masks generation, and associated assembly and test services. We derive revenue primarily from fabricating semiconductor wafers and, to a lesser extent, from providing associated subcontracted assembly and test services and pre-fabricating services.
     When our arrangements include multiple deliverables, we evaluate whether to divide the deliverables into separate units of accounting using certain specified criteria. The total arrangement consideration is allocated to each unit of accounting based on fair values in accordance with the methodology in Financial Accounting Standards Board, or FASB, Emerging Issues Task Force, or EITF, Issue 00-21, “Accounting for Revenue Arrangements with Multiple Deliverables”. Substantially all of our arrangements for the sale of semiconductor wafers and related services consists of a single unit of accounting. If we had made different judgments and estimates regarding the components of our multiple-element arrangements or their fair values, our results might be materially different.
     Revenue for each unit of accounting is recognized when the contractual obligations have been performed and, where applicable, delivery has occurred and title and risk of loss has passed to the customer, there is evidence of a final arrangement as to the specific terms of the agreed upon sales, selling prices to the customers are fixed or determinable and collection of the revenue is reasonably assured. Generally, this results in revenue recognition upon shipment of wafers.
     Other arrangements include sale of equipment and contemporaneous licensing of intellectual property. Arrangement consideration is allocated between equipment and licensing of intellectual property using the residual method based on the fair value of equipment sold. Estimates of fair value of equipment are based on the resale prices of similar equipment sold on the used equipment market. However, if we had made different estimates of fair value of equipment, the allocation of income between gain on asset sales and income from intellectual property might have been materially different. Income from intellectual property is classified as a component of other income, net, in our consolidated statement of operations as it is not considered as a source of income from our principal operations, and is recognized when the title and risk of loss have passed to the customer or the license is delivered, there is evidence of a final arrangement, fees are fixed or determinable, and collectibility is reasonably assured.
     We also receive income-related grants to subsidize training and research and development expenses. Income is recognized on these grants when we believe it is probable that expenditures already incurred will constitute qualifying expenditures for purposes of reimbursement under the grants that have been awarded. If we had made different estimates of the amount or timing of qualifying expenditures, our results might be materially different.
Sales Credits and Returns Allowances
     Our revenue per wafer is generally dependent upon the wafer yield. The process technology for the manufacture of semiconductor wafers is highly complex and the presence of contaminants, difficulties in the production process, disruption in the supply of utilities or defects in key materials and tools can all cause reductions in device yields and increase the risk of sales credits or returns. We make estimates of wafer yield and potential sales credits and returns and provide for such credits and returns based upon historical experience and our estimate of the level of future claims. Additionally, we accrue for specific items at the time their existence is known and the amounts are estimable. We have charged $5.9 million, $4.8 million and $18.3 million to results of our operations for sales credits and returns for 2003, 2004 and 2005, respectively. Sales credits and returns as a percentage of gross revenue may fluctuate from year to year and not necessarily follow the gross revenue trend due to specific claims in any particular period related to certain new processes and variations in wafer yield. We typically experience lower sales credits and returns as the manufacturing processes mature and higher sales credits and returns on new processes. Our actual sales credits and returns have not historically been significantly different from our estimates, and our method of estimating sales credits and returns and the significant assumptions used have been consistently determined over the past three years.
     Significant management judgments and estimates must be made and used in connection with determining revenue per wafer and in establishing the sales credits and returns allowances in any accounting period. Had we made different estimates of wafer yield or future sales credits and returns, our results might be materially different.
Collectibility of Accounts Receivable
     Similarly, we must make estimates of the collectibility of our accounts receivable. We believe that we adequately manage our credit risk through our credit evaluation process, credit policies, and credit control and collection procedures. We review our accounts receivable on a periodic basis and make specific allowances when there is doubt as to the collectibility of individual receivable balances. In evaluating the collectibility of individual receivable balances we consider the age of the balance, the customer’s historical payment history, their current credit-worthiness and current economic trends. Our actual uncollectible accounts have not historically been significantly different from our estimates. However, if we had made different estimates of collectibility of individual receivable balances, our results might have been materially different.
Income Taxes
     The tax rates used in the calculation of our tax liabilities, deferred tax assets and deferred tax liabilities, assumes that we will fulfill qualifying conditions of the special tax incentive. Those conditions require us to achieve fixed amounts of capital expenditure and headcount by certain dates. If we do not meet those conditions, we will need to adjust the recorded tax liabilities, deferred tax assets and deferred tax liabilities and apply the applicable prevailing corporate tax rates.
     In addition, the calculation of our tax liabilities and deferred tax assets and liabilities involves dealing with uncertainties in the application of complex tax regulations. We recognize liabilities based on our estimate of whether, and the extent to which, tax payments are probable. If we ultimately determine that payment of these amounts is unnecessary, we reverse the liability during the period in which we determine that the liability is no longer necessary. We record an additional charge in our provision for taxes in the period in which we determine that the recorded tax liability is less than we expect the ultimate assessment to be. Resolution of the uncertainties in a manner inconsistent with our expectations could have a material impact on our results of operations.
     Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the carrying amounts of existing assets and liabilities in the financial statements and their respective tax bases and unutilized wear and tear allowances. The ultimate realization of deferred tax assets depends upon the generation of future taxable income during the periods in which those temporary differences become deductible.
     We have evaluated our deferred tax asset position and the need for a valuation allowance. The assessment requires the exercise of judgment on the part of our management with respect to, among other things, expected future taxable income, as well as past performance, and prudent and feasible tax planning strategies. Our forecast of expected future taxable income is based on historical taxable income and projections of future taxable income over the periods that the deferred tax assets are deductible. We consider the need for a valuation allowance where negative evidence, such as cumulative losses in recent years, creates significant uncertainty about our ability to earn future taxable income sufficient to realize tax benefits in future years and is difficult to overcome.
     A valuation allowance is established for unutilized wear and tear allowances and other deferred tax assets where it is more likely than not that such allowances and deferred tax assets will not be realized. As a result of this assessment, we have recorded valuation allowance of $68.2 million and $322.4 million as of December 31, 2004 and 2005, respectively. This did not result in a significant impact to our consolidated statement of operations due primarily to a corresponding decrease and increase in deferred tax assets recorded as of December 31, 2004 and 2005, respectively.
     Change in market conditions that differ materially from our current expectations and changes in future tax laws in the Singapore and international jurisdictions may cause us to change our judgments of future taxable income. These changes, if any, may require us to adjust our existing tax valuation allowance higher or lower than the amount we currently have recorded; such adjustment could have a material impact on the tax expense for the fiscal year in which these changes occur.

RESULTS OF OPERATIONS
     The following table sets forth certain operating data as a percentage of net revenue for the periods indicated:

	Years ended December 31,
	2003	2004	2005
Net revenue	100.0%	100.0%	100.0%
Cost of revenue	117.5	82.5	88.8

Gross profit (loss)	(17.5)	17.5	11.2

Operating expenses:
Research and development	22.5	12.7	11.8
Fab start-up costs	1.7	3.6	2.2
Sales and marketing	7.0	4.0	4.1
General and administrative	7.4	3.6	3.7
Other operating expenses (income), net	(2.0)	(0.9)	0.4

Total operating expenses	36.6	23.0	22.2

Operating loss	(54.1)	(5.5)	(11.0)
Other income (expense):
Equity in income (loss) of SMP	4.2	3.0	0.6
Other income	4.3	5.6	0.2
Interest expense and amortization of debt discount, net	(5.5)	(2.0)	(4.0)
Exchange gain (loss), net	(0.1)	0.1	(0.0)

Income (loss) before income taxes and minority interest	(51.2)	1.2	(14.2)
Income tax expense	(2.1)	(0.5)	(1.3)

Income (loss) before minority interest	(53.3)	0.7	(15.5)
Minority interest in loss of CSP	1.7	—	—

Net income (loss) prior to cumulative effect adjustment	(51.6)	0.7	(15.5)
Cumulative effect adjustment for change in accounting principle	(1.2)	—	—

Net income (loss)	(52.8)%	0.7%	(15.5)%

Less: Accretion to redemption value of convertible redeemable preference shares	—	—	(0.3)%

Net income (loss) available to common shareholders	(52.8)%	0.7%	(15.8)%

     The following table sets forth a breakdown of revenue by market sector for the periods indicated:

	Years ended December 31,
	2003	2004	2005
Communications	46%	51%	35%
Computer	33	30	25
Consumer	17	15	35
Other *	4	4	5

Total	100%	100%	100%

     The following table sets forth a breakdown of revenue by geographical region for the periods indicated:

	Years ended December 31,
	2003	2004	2005
Americas	64%	68%	75%
Europe	13	9	9
Asia-Pacific	18	20	13
Japan	5	3	3

Total	100%	100%	100%

     The following table sets forth a breakdown of revenue by technology (um) for the periods indicated:

	Years ended December 31,
	2003	2004	2005
0.09 and below	—%	—%	19%
Up to 0.13	9	19	23
Up to 0.18	15	16	10
Up to 0.25	21	19	10
Up to 0.35	30	29	23
Above 0.35	25	17	12
Other *	—	—	3

Total	100%	100%	100%

Note:

*	Includes revenue from generation of customers’ mask sets
Years ended December 31, 2004 and December 31, 2005
Net revenue
     We derive revenue primarily from fabricating semiconductor wafers and, to a lesser extent, under some arrangements with our customers, from providing associated subcontracted assembly and test services as well as pre-fabrication services such as masks generation and engineering services. Net revenue increased 10.8% from $932.1 million in 2004 to $1,032.7 million in 2005. The semiconductor industry recovery, which began to accelerate in the second half of 2003, continued into the first half of 2004. However, we experienced market weakness from the second half of June 2004 due to excess inventories in the semiconductor companies and softening in certain end markets. This weakness continued into the first half of 2005 as the industry continued to work through the excess inventories. We began to see a recovery in demand in the second quarter of 2005 as revenue increased sequentially by 7.0% from the first quarter of 2005 to the second quarter of 2005. Our revenue continued to increase sequentially by 49.5% and 26.6% in the third and fourth quarters of 2005, respectively. The increase in revenue in the third quarter of 2005 was due mainly to the ramp up of 90nm shipments from our new Fab 7. Our net revenue increased in the fourth quarter of 2005 as we capitalized on the growth in our leading-edge technologies and also benefited from favorable market conditions.
     Our customers continued to make increased use of our leading-edge technologies, and revenue from our 0.13um and smaller process geometry technologies increased by 145% between 2004 and 2005. Revenue from these leading-edge technologies represented 19% of our total revenue in 2004 as compared to 42% of our total revenue in 2005. Out of our total revenue in 2005, 19% was attributable to revenue from our 90nm technologies, driven by 90nm shipments in the second half of 2005.
     Shipments increased 4.8% from 921,014 wafers (eight-inch equivalent) in 2004 to 965,045 wafers (eight-inch equivalent) in 2005. ASP increased slightly from $1,012 per wafer (eight-inch equivalent) to $1,036 per wafer (eight-inch equivalent) over the same period.
     In 2004, the communications sector, which represented 51% of our total revenue, was our highest revenue contributor, followed by the computer sector at 30% of our total revenue. In 2005, each of the communications and the consumer sectors represented 35% of our total revenue, while the computer sector represented 25% of our total revenue.
     Due primarily to a significant decrease in demand for mobile phone handsets devices, and to a lesser extent, a decrease in demand for cable modems partially offset by an increase in demand for digital subscriber line devices, communications sector revenue decreased by 24% between 2004 and 2005. Concurrently, computer sector revenue also decreased, but to a lesser extent, by 8% between 2004 and 2005, due primarily to a decrease in demand for optical storage devices, partially offset by an increase in demand for personal computer peripherals, workstations and personal computer motherboard devices.
     On the other hand, revenue from the consumer sector, which represented 15% of our total revenue in 2004, increased by 159% to account for 35% of our total revenue in 2005. This increase was due primarily to a significant increase in demand for video game devices, and to a lesser extent, an increase in demand for MP3/CD/MD audio player/recorders devices and set-top box devices, partially offset by a decrease in demand for DVD player/recorders devices.
     As a result of customer mix changes, net revenue by geographical region increased by 22%, 11%, 11% in the Americas, Japan and Europe regions, respectively, in 2005 as compared to 2004. The Asia Pacific region recorded a decline of 28% over the same period. The Americas continued to be our largest contributor to revenue, representing 75% of our total revenue in 2005, an increase from 68% of our total revenue in 2004.
Cost of revenue and gross profit
     Cost of revenue includes depreciation expense, attributed overheads, cost of labor and materials, subcontracted expenses for assembly and test services, masks generation costs, as well as amortization of certain technology licenses. Cost of revenue increased by 19.2% from $769.3 million in 2004 to $917.0 million in 2005 as compared to a 4.8% increase in shipments due primarily to increased depreciation and other manufacturing costs associated with the addition of new capacity in 2005. A large proportion of our cost of revenue is fixed in nature and depreciation continued to be a significant portion of our cost of revenue, comprising 50.8% and 47.6% of the cost of revenue in 2004 and 2005, respectively.
     The unit cost of a wafer generally decreases as fixed overhead charges, such as depreciation expense on the facility and semiconductor manufacturing equipment, are allocated over a larger number of wafers produced. Conversely, the unit cost of a wafer generally increases when a smaller number of wafers are produced. However, when cost of revenue increases at a faster rate compared to the increase in number of wafers produced, the unit cost of a wafer generally increases. Although shipments increased by 4.8% between 2004 and 2005, cost per wafer shipped increased by 10.3% from $835 (eight-inch equivalent) in 2004 to $921 (eight-inch equivalent) in 2005. This was due primarily to our cost of revenue increasing at a higher rate than the increase in shipments, arising from increased depreciation and other manufacturing costs associated with the addition of new capacity in 2005.
     As described in “Item 3. Key Information — D. Risk Factors — Risks Related to Investment in a Corporation with International Operations — Exchange rate fluctuations may increase our costs and capital expenditures, which could affect our operating results and financial position,” exchange rate fluctuations may increase our costs. However in 2004 and 2005, there is no significant impact on our cost of revenue arising from fluctuations in exchange rates.
     Our gross profit deteriorated from 17.5% of net revenue in 2004 to 11.2% of net revenue in 2005, due primarily to a lower utilization rate and increased depreciation and other manufacturing costs associated with the addition of new capacity in 2005.
Research and development expenses
     R&D expenses consist primarily of our share of expenses related to the Chartered-IBM joint-development (on 90nm and 65nm technology node processes), salaries and benefits for R&D personnel and depreciation of R&D equipment. R&D expenses increased by 3.2% from $118.3 million in 2004 to $122.1 million in 2005 due primarily to increased design services activities and higher development activities related to our 65nm technology node, partially offset by lower R&D expenditures related to 0.13um technologies as we completed our 0.13um technology development program.
Fab start-up costs
     Fab start-up costs, all related to Fab 7, decreased by 31.6% from $33.2 million in 2004 to $22.7 million in 2005. From the first quarter of 2004, the ramp up activity level had increased in support of our efforts to begin commercial shipments. Fab start-up costs decreased in the second quarter of 2005 as Fab 7 entered commercial production during that quarter. No fab start-up costs were recorded in the second half of 2005.
Sales and marketing expenses
     Sales and marketing expenses consist primarily of payroll related costs for sales and marketing personnel, EDA-related expenses and costs related to customer prototyping activities. EDA-related expenses and costs related to customer prototyping activities represent some of our sales and marketing efforts to attract new customers and expand our penetration on existing customers. Sales and marketing expenses increased by 11.7% from $37.8 million in 2004 to $42.2 million in 2005. The increase was due primarily to higher expenses resulting from expanded offering of EDA tools provided to assist customers in their design activities and higher financial support for customer prototyping activities.

General and administrative expenses
     General and administrative, or G&A, expenses consist primarily of salaries and benefits for administrative personnel, consultancy, legal and professional fees and depreciation of non-production equipment. G&A expenses increased by 14.5% from $33.9 million in 2004 to $38.8 million in 2005. This was due primarily to higher payroll-related expenses in 2005 and several transactions in 2004 including a gain of $3.0 million associated with the resolution of contingencies related to a technology license agreement and a gain of $1.1 million associated with the resolution of a supplier advance that was considered doubtful of recovery.
Other operating expenses (income), net
     Other operating income, net, of $9.0 million in 2004 related primarily to a gain of $10.4 million resulting from an equipment disposition with CSMC and resolution of a goods and services tax matter of $4.9 million, partially offset by Fab 1 restructuring charges of $4.6 million and an impairment charge of $1.7 million resulting from the migration to an enhanced manufacturing system. Other operating expenses, net, of $3.9 million in 2005 related to a fixed asset impairment charge on assets held for sale resulting from decisions to rationalize capacity and therefore to sell certain assets. Further details are disclosed in Note 22 of the consolidated financial statements.
Equity in income of SMP
     Equity in income of SMP was $27.6 million in 2004 compared to $6.5 million in 2005, due primarily to significantly lower revenue in 2005 arising from demand weakness in certain end markets. As with the results of our majority-owned fabs, the equity in income of SMP can have a material effect on our results of operations. In 2004, the equity in income of SMP was $27.6 million compared to our net income of $6.6 million. The equity in income of SMP was $6.5 million in 2005 compared to our net loss of $159.7 million.
     We have provided, for the two fiscal years ended December 31, 2005, the following information on our total business base revenue, which includes our share of SMP revenue. Chartered’s share of SMP revenue and net revenue, including Chartered’s share of SMP presented in the following table, are non-U.S. GAAP financial measures. We have included this information because SMP can have a material effect on our consolidated statements of operations and we believe that it is useful to provide information on our share of SMP revenue in proportion to our total business base revenue. However, SMP is a minority-owned joint venture company that is not consolidated under U.S. GAAP. We account for our 49.0% investment in SMP using the equity-method. Under the strategic alliance agreement with Agere Systems Singapore, the parties do not share SMP’s net results in the same ratio as the equity holding. Instead, each party is entitled to the gross profits from sales to the customers that it directs to SMP, after deducting its share of the overhead costs of SMP. Accordingly, we account for our share of SMP’s net results based on the gross profits from sales to the customers that we direct to SMP, after deducting our share of the overhead costs. The following table provides a reconciliation showing comparable data based on net revenue determined in accordance with U.S. GAAP, which do not include our share of SMP:

	2004	2005
	(in millions)
Net revenue (U.S. GAAP)	$932.1	$1,032.7
Chartered’s share of SMP revenue	$170.8	$99.2
Net revenue including Chartered’s share of SMP	$1,102.9	$1,131.9
     Additionally, the following table provides information that indicates the effect of SMP’s operations on some of our non-U.S. GAAP performance indicators:

	2004		2005
	Excluding	Including	Excluding	Including
	Chartered’s share	Chartered’s share	Chartered’s share	Chartered’s share
	of SMP	of SMP	of SMP	of SMP
Shipments (in thousands)*	921.0	1,035.5	965.0	1,051.8
ASP per wafer	$1,012	$1,065	$1,036	$1,045

Note:

*	Eight-inch equivalent wafers

Other income, net
     Other income, net, in 2004 included the recognition of a gain of $14.3 million from the sale of technology to CSMC, grant income of $29.5 million, of which $16.1 million arose from the closure of a pending grant claim associated with a previously terminated joint technology development agreement, and a gain of $2.8 million related to an intellectual property licensing agreement. Other income, net, in 2005 included an expense of $7.0 million related to the termination of hedging transactions and other costs as a result of the Tender Offer for and repurchase of our Convertible Notes. Due primarily to the above, other income, net, decreased by 95.3% from $52.3 million in 2004 to $2.4 million in 2005.
Interest expense and amortization of debt discount, net
     Interest expense and amortization of debt discount, net, increased by 122.0% from $18.6 million in 2004 to $41.2 million in 2005, due primarily to higher interest expense resulting from higher interest rates and higher outstanding debt balances, partially offset by higher interest income, and to a lesser extent, higher interest capitalization associated with capital expenditures related to Fab 7 and Fab 6. See the “— Liquidity and Capital Resources — Current and expected liquidity” section below for details of the borrowings we had obtained during the periods indicated.
Income tax expense
     We currently pay tax on (1) interest income, (2) rental income, (3) sales of wafers using technologies that do not benefit from preferential tax treatment and (4) other income not specifically exempted from income tax. In 2004, we recorded income tax expense of $4.8 million on an income before income taxes of $11.3 million, including a reversal of $9.8 million of accrued taxes resulting from the resolution of certain matters related to the closure of Fab 1. In 2005, we recorded income tax expense of $13.0 million on a loss before income taxes of $146.6 million. The increase in the effective tax expense in 2005 was due primarily to higher taxable net interest income.
Minority interest in CSP
     Due to cumulative losses, our obligations to the minority shareholders of CSP were reduced to zero in the first quarter of 2003. Therefore none of CSP’s losses from that point forward have been allocated to the minority interest in our consolidated statements of operations. The effect of this on our results of operations for 2004 and 2005 was losses not allocated to the minority interest according to their proportionate ownership of $55.8 million and $64.9 million, respectively, and this reduced net income (loss) in the same amounts indicated for the respective periods.
Accretion to redemption value of convertible redeemable preference shares
     We are required to accrete the carrying amounts of the preference shares to their redemption values at maturity and record such accretion over the remaining period until the maturity date on August 17, 2010 using the effective interest method. Such accretion adjusts net income (loss) available to common shareholders. Accretion charges for 2005 were $3.2 million. There were no accretion charges for 2004. Refer to Note 15 of the consolidated financial statements for more details on the preference shares.
Years ended December 31, 2003 and December 31, 2004
Net revenue
     Net revenue was $932.1 million in 2004, up 68.9% compared to $551.9 million in 2003. The semiconductor industry recovery began to accelerate in the second half of 2003 and continued into the first half of 2004. However, we experienced market weakness from the second half of June 2004 due to excess inventories in the semiconductor companies and the softening in certain end markets and we experienced a sequential revenue decline of 25.9% in the fourth quarter of 2004. The demand weakness was concentrated in our 0.18um and 0.25um capacity and attributed to five of our larger customers, even though our engagements with these customers are in diverse end markets. Despite a weaker fourth quarter in 2004, we registered year-over-year revenue growth of 68.9% in 2004. This growth was primarily the result of higher demand. Shipments in 2004 were 921,014 wafers (eight-inch equivalent), an increase of 52.0% compared to 606,039 wafers (eight-inch equivalent) in 2003, due to higher demand. ASP increased by 11.1% to $1,012 per wafer (eight-inch equivalent) from $911 per wafer (eight-inch equivalent) over the same period, due primarily to richer product and customer mix.
     In 2003, the communications sector, which represented 46% of our total revenue, was our highest revenue contributor, followed by the computer sector at 33% of our total revenue. Due primarily to a significant increase in demand from mobile phone handset and LAN switches/routers customers, communications sector revenue increased by 88% between 2003 and 2004. Concurrently, computer sector revenue increased by 50% over the same period mainly due to significant increases in revenue of the optical storage and personal computer peripherals markets, arising primarily from a significant increase in shipments to these markets. As a result, communications and computer sector revenue represented 51% and 30%, respectively, of our total revenue in 2004.
     Net revenue by geographical region increased by 79%, 77%, 34% and 18% in the Americas, Asia Pacific, Japan and Europe regions, respectively, in 2004 as compared to 2003. This was driven primarily by increased shipments to all geographical regions in 2004. The Americas continued to be our largest contributor to revenue, representing 68% of our total revenue in 2004, an increase from 64% of our total revenue in 2003.
     Fab 1 ceased operations at the end of March 2004, having successfully transitioned a significant portion of ongoing business to Fab 2. Our first quarter of 2004 revenue benefited approximately $10 million from end-of-life and safety stock purchases by Fab 1 customers.
Cost of revenue and gross profit (loss)
     Cost of revenue increased by 18.7% from $648.3 million in 2003 to $769.3 million in 2004 despite a 52.0% increase in volumes. Depreciation continued to be a significant portion of our cost of revenue, comprising 58.6% and 50.8% of our cost of revenue in 2003 and 2004, respectively.
     The unit cost of a wafer generally decreases as fixed overhead charges, such as depreciation expense on the facility and semiconductor manufacturing equipment, are allocated over a larger number of units produced. Cost per wafer shipped decreased by 22.0% from $1,070 in 2003 to $835 in 2004 due to higher volumes and to a lesser extent, cost savings and avoidance from our cost reduction programs. As described in “Item 3. Key Information — D. Risk Factors — Risks Related to Investment in a Corporation with International Operations — Exchange rate fluctuations may increase our costs and capital expenditures, which could affect our operating results and financial position,” exchange rate fluctuations may increase our costs. However in 2003 and 2004, there is no significant impact on our cost of revenue arising from fluctuations in exchange rates. In 2003, as a percentage of net revenue, we recorded a gross loss of 17.5% of net revenue. Due primarily to significantly higher revenue, we recorded a gross profit of 17.5% of net revenue in 2004.
Research and development expenses
     R&D expenses decreased by 4.7%, from $124.1 million in 2003 to $118.3 million in 2004, due primarily to lower R&D expenditures related to 0.13um process.
Fab start-up costs
     Fab start-up costs, all related to Fab 7, increased by 260.1% from $9.2 million in 2003 to $33.2 million in 2004, as the activity level increased in support of our plan to begin commercial production by mid-2005. We began equipment move-in at Fab 7, our first 300-mm fab, at the end of March 2004. Fab 7 achieved functional 0.13um 300-mm wafers within five months of equipment move-in, and launched engineering 300-mm wafers for both our 0.11um process and the Chartered-IBM 90nm platform in 2004.
Sales and marketing expenses
     Sales and marketing expenses decreased by 2.6% from $38.7 million in 2003 to $37.8 million in 2004. The decrease was due primarily to lower financial support for customer prototyping activities.
General and administrative expenses
     G&A expenses decreased by 17.0% from $40.8 million in 2003 to $33.9 million in 2004. This is due primarily to a gain of $3.0 million associated with the resolution of contingencies related to a technology license agreement and a gain of $1.1 million associated with the resolution of a supplier advance that was previously considered doubtful of recovery and a decrease in payroll related expenses.

Other operating expenses (income), net
     Other operating income, net, of $9.0 million in 2004 related primarily to a gain of $10.4 million resulting from an equipment disposition with CSMC and resolution of a goods and services tax matter of $4.9 million, partially offset by Fab 1 restructuring charges of $4.6 million and an impairment charge of $1.7 million resulting from the migration to an enhanced manufacturing system.
Fab 1 ceased operations at the end of March 2004, as planned. A summary of estimated and actual restructuring and related costs incurred arising from the shutdown of Fab 1 is disclosed in Note 22 of the consolidated financial statements.
     Other operating income, net, of $11.0 million in 2003 related to the following items:
•	A gain of $27.5 million associated with the cancellation of our employee bonus award plan.
•	A gain of $4.9 million resulting from equipment disposition.
     Partially offset by:
•	A restructuring charge of $12.4 million relating to the phase out of Fab 1.
•	An impairment charge of $9.0 million on certain machinery and equipment that were classified as held for sale on December 31, 2003, as part of our fab capacity rationalization.
     Further details are disclosed in Note 22 of the consolidated financial statements.
Equity in income (loss) of SMP
     Equity in income of SMP was $23.2 million in 2003 compared to an income of $27.6 million in 2004, due primarily to lower depreciation charge and no interest cost in the second half of 2004 as a result of early repayment of bank loans by SMP. As with the results of our majority-owned fabs, the equity in income or loss of SMP can have a material effect on our consolidated statements of operations. In 2003, the equity in income of SMP was $23.2 million compared to our net loss of $291.2 million. The equity in income of SMP was $27.6 million in 2004 compared to our net income of $6.6 million.
     We have provided, for the two fiscal years ended December 31, 2004, the following information on our total business base revenue, which includes our share of SMP revenue. Chartered’s share of SMP revenue and net revenue, including Chartered’s share of SMP presented in the following table, are non-U.S. GAAP financial measures. We have included this information because SMP can have a material effect on our consolidated statements of operations and we believe that it is useful to provide information on our share of SMP revenue in proportion to our total business base revenue. However, SMP is a minority-owned joint venture company that is not consolidated under U.S. GAAP. We account for our 49.0% investment in SMP using the equity method. Under the strategic alliance agreement with Agere, the parties do not share SMP’s net results in the same ratio as the equity holding. Instead, each party is entitled to the gross profits from sales to the customers that it directs to SMP, after deducting its share of the overhead costs of SMP. Accordingly, we account for our share of SMP’s net results based on the gross profits from sales to the customers that we direct to SMP, after deducting our share of the overhead costs.
     The following table provides a reconciliation showing comparable data based on net revenue determined in accordance with U.S. GAAP, which do not include our share of SMP:

	2003	2004
	(in millions)
Net revenue (U.S. GAAP)	$551.9	$932.1
Chartered’s share of SMP revenue	$175.8	$170.8
Net revenue including Chartered’s share of SMP	$727.7	$1,102.9

     Additionally, the following table provides information that indicates the effect of SMP’s operations on some of our non-U.S. GAAP performance indicators:

	2003		2004
	Excluding	Including	Excluding	Including
	Chartered’s share	Chartered’s share	Chartered’s share	Chartered’s share
	of SMP	of SMP	of SMP	of SMP
Shipments (in thousands)*	606.0	722.2	921.0	1,035.5
ASP per wafer	$911	$1,008	$1,012	$1,065

Note:

*	Eight-inch equivalent wafers
Other income, net
     Other income, net, increased by 125.6% from $23.2 million in 2003 to $52.3 million in 2004, due primarily to the recognition of a gain of $14.3 million from the sale of technology to CSMC as well as from higher grant income, in particular from the recognition of income of $16.1 million arising from the closure of a pending grant claim associated with a previously terminated joint technology development agreement.
Interest expense and amortization of debt discount, net
     Interest expense and amortization of debt discount, net, decreased by 38.2% from $30.1 million in 2003 to $18.6 million in 2004, due primarily to higher interest capitalization associated with the capital expenditures related to Fab 7 and Fab 6.
Income tax expense
     In 2003 and 2004, we paid tax on interest income, rental income and other income not specifically exempted from income tax. Each of our existing fabs has been exempted from income tax on profits from the sale of manufactured goods for ten years following the date specified production milestones are achieved. Income taxes decreased from $11.7 million in 2003 to $4.8 million in 2004. The decrease was due primarily to reversal of $9.8 million of accrued taxes resulting from the resolution of certain matters related to the closure of Fab 1, partially offset by a $3.6 million tax on income on the sale of technology to CSMC.
Minority interest in CSP
     None of the losses in CSP were allocated to the minority interest in 2004, compared to $9.5 million in 2003. Due to cumulative losses, our obligations to the minority shareholders of CSP were reduced to zero in the first quarter of 2003. Therefore, none of CSP’s losses from that point forward have been allocated to the minority interest in our consolidated statements of operations. The result of this on our consolidated statements of operations was losses not allocated to the minority interest according to their proportionate ownership of $74.3 million and $55.8 million for 2003 and 2004, respectively, and this reduced net (loss) income in the same amounts indicated for the respective periods.
Quarterly Results
     The following table sets forth certain unaudited consolidated financial information, including as a percentage of net revenue, for the eight fiscal quarters ended December 31, 2005. We believe that all necessary adjustments, consisting only of normal recurring adjustments, have been included in the amounts stated below to present fairly the selected quarterly information when read in conjunction with our consolidated financial statements and the related notes included elsewhere in the document. Our consolidated statements of operations have varied and may continue to vary significantly from quarter to quarter and are not necessarily indicative of the results of any future period. See “Item 3. Key Information — D. Risk Factors — Risks Related to Our Operations — Our operating results fluctuate from quarter to quarter, which makes it difficult to predict our future performance.”

	Quarter ended
	(in millions $)
	Mar 31,	Jun 30,	Sep 30,	Dec 31,	Mar 31,	Jun 30,	Sep 30,	Dec 31,
	2004	2004	2004	2004	2005	2005	2005	2005
Consolidated Statements of Operations Data:
Net revenue	228.4	255.8	257.3	190.6	181.4	194.0	290.1	367.2
Cost of revenue	183.8	195.8	199.8	189.9	191.1	193.6	253.1	279.3

Gross profit (loss)	44.6	60.0	57.5	0.7	(9.7)	0.4	37.0	87.9

Operating expenses
Research and development	29.9	32.3	27.7	28.5	27.3	27.7	31.7	35.3
Fab start-up costs	3.6	8.1	11.6	9.9	14.8	7.9	—	—
Sales and marketing	8.7	10.2	9.9	8.9	10.5	10.1	11.4	10.2
General and administrative	6.3	10.4	9.1	8.0	9.3	10.6	9.2	9.7
Other operating expenses (income), net	3.1	2.4	(4.5)	(10.0)	—	3.9	—	—

Total operating expenses	51.6	63.4	53.8	45.3	61.9	60.2	52.3	55.2

Operating income (loss)	(7.0)	(3.4)	3.7	(44.6)	(71.6)	(59.8)	(15.3)	32.7
Other income (expense):
Equity in income (loss) of SMP	11.4	10.4	16.1	(10.4)	(9.0)	0.8	4.2	10.5
Other income (loss), net	7.7	17.0	2.8	24.8	2.5	3.0	(4.9)	1.9
Interest expense and amortization of debt discount, net	(7.7)	(6.0)	(3.6)	(1.2)	(2.5)	(8.7)	(14.0)	(16.1)
Exchange gain (loss), net	0.0	0.3	(0.3)	1.3	(0.5)	0.7	0.5	(1.1)

Income (loss) before income taxes	4.4	18.3	18.7	(30.1)	(81.1)	(64.0)	(29.5)	27.9
Income tax benefit (expense)	(2.5)	(3.0)	(2.5)	3.3	(3.4)	(3.1)	(5.0)	(1.4)

Net income (loss)	1.9	15.3	16.2	(26.8)	(84.5)	(67.1)	(34.5)	26.5

Less: Accretion to redemption value of convertible redeemable preference shares	—	—	—	—	—	—	(0.8)	(2.4)

Net income (loss) available to common shareholders	1.9	15.3	16.2	(26.8)	(84.5)	(67.1)	(35.3)	24.1

	Quarter ended
	(as a percentage of net revenue)
	Mar 31,	Jun 30,	Sep 30,	Dec 31,	Mar 31,	Jun 30,	Sep 30,	Dec 31,
	2004	2004	2004	2004	2005	2005	2005	2005

Consolidated Statements of Operations Data:
Net revenue	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
Cost of revenue	80.5	76.6	77.6	99.6	105.4	99.8	87.2	76.0

Gross profit (loss)	19.5	23.4	22.4	0.4	(5.4)	0.2	12.8	24.0

Operating expenses
Research and development	13.1	12.6	10.8	14.9	15.1	14.3	10.9	9.6
Fab start-up costs	1.6	3.2	4.5	5.2	8.1	4.0	—	—
Sales and marketing	3.8	3.9	3.8	4.7	5.8	5.2	3.9	2.8
General and administrative	2.7	4.1	3.5	4.2	5.1	5.5	3.2	2.7
Other operating expenses (income), net	1.4	1.0	(1.7)	(5.2)	—	2.0	—	—

Total operating expenses	22.6	24.8	20.9	23.8	34.1	31.0	18.0	15.1

Operating income (loss)	(3.1)	(1.4)	1.5	(23.4)	(39.5)	(30.8)	(5.2)	8.9
Other income (expense):
Equity in income (loss) of SMP	5.0	4.1	6.2	(5.5)	(5.0)	0.4	1.4	2.9
Other income (loss), net	3.4	6.7	1.1	13.0	1.4	1.5	(1.7)	0.5
Interest expense and amortization of debt discount, net	(3.4)	(2.3)	(1.4)	(0.6)	(1.4)	(4.4)	(4.9)	(4.4)
Exchange gain (loss), net	(0.0)	0.1	(0.1)	0.7	(0.2)	0.3	0.2	(0.3)

Income (loss) before income taxes	1.9	7.2	7.3	(15.8)	(44.7)	(33.0)	(10.2)	7.6
Income tax benefit (expense)	(1.1)	(1.2)	(1.0)	1.7	(1.9)	(1.6)	(1.7)	(0.4)

Net income (loss)	0.8	6.0	6.3	(14.1)	(46.6)	(34.6)	(11.9)	7.2

Less: Accretion to redemption value of convertible redeemable preference shares	—	—	—	—	—	—	(0.3)	(0.6)

Net income (loss) available to common shareholders	0.8%	6.0%	6.3%	(14.1)%	(46.6)%	(34.6)%	(12.2)%	6.6%

Net revenue
     The global recovery in the semiconductor industry, which began to accelerate in the second half of 2003, continued through the first half of 2004. As a result, net revenue increased sequentially from the first quarter of 2004 to the second quarter of 2004. However, we experienced market weakness from the second half of June 2004 due to excess inventories in the semiconductor companies and softening in certain end markets. This weakness continued into the first half of 2005 as the industry continued to work through the excess inventories. This resulted in a sequentially flat third quarter of 2004 followed by a sequential decline of 25.9% and 4.9% in net revenue for the fourth quarter of 2004 and the first quarter of 2005, respectively.
     We began to see a recovery in demand in the second quarter of 2005 as revenue increased sequentially by 7.0% from the first quarter of 2005 to the second quarter of 2005. Our revenue continued to increase sequentially by 49.5% and 26.6% in the third and fourth quarters of 2005, respectively. The increase in revenue in the third quarter of 2005 was due mainly to the ramp up of our new Fab 7 90nm shipments. Our net revenue increased in the fourth quarter of 2005 as we capitalized on the growth in our leading-edge technologies and also benefited from favorable market conditions.
Gross margin
     The unit cost of a wafer generally decreases as fixed overhead charges, such as depreciation expense on the facility and semiconductor manufacturing equipment, are allocated over a larger number of units produced. Gross margin improved from the first quarter of 2004 to the second quarter of 2004, due primarily to sequential increases in quarterly net revenue. In the third quarter of 2004, gross margin was down 4.1% sequentially from $60.0 million, or 23.4%, of revenue in the second quarter of 2004, due primarily to increased costs associated with addition of new capacity and lower utilization rate. Gross margin declined further by 98.7% sequentially in the fourth quarter of 2004 due primarily to lower revenue as overall market demand fell, partially offset by sale amounting to $1.6 million of certain inventories for which we had previously written down to an estimated net realizable value of zero in the third quarter of 2004. Such sale improved our gross margin by approximately $1.6 million in the fourth quarter of 2004.
     We recorded a negative gross margin of 5.4% for the first quarter of 2005 as revenue continued to decline further from the fourth quarter of 2004. We began to see a recovery in demand in the second quarter of 2005 and gross margin improved to a positive 0.2%. The revenue growth in the third and fourth quarters of 2005 resulted in the further improvement of our gross margin in the third and fourth quarters of 2005 to 12.8% and 24.0%, respectively.
Research and development expenses
     The sequential increase of R&D expenses in the second quarter of 2004 was due primarily to an increase in EDA development costs. R&D expenses decreased sequentially in the third quarter of 2004 due primarily to a reduction in R&D activities related to 0.13um technologies and remained at approximately similar levels in the fourth quarter of 2004 and through to the second quarter of 2005. The increase in the third quarter of 2005 is due primarily to increased activity level at the 65nm technology node, while the sequential increase in the fourth quarter of 2005 was due primarily to increased design services activities.
Fab start-up costs
     Fab start-up costs, all related to Fab 7, increased sequentially from the first quarter of 2004 to the third quarter of 2004, as we began equipment move-in in the first quarter of 2004. Fab 7 started pilot production at the end of 2004 and fab start-up costs increased sequentially in the first quarter of 2005 as the activity level increased in support of our efforts to begin commercial shipments. Fab start-up costs decreased in the second quarter of 2005 as Fab 7 entered commercial production during the second quarter of 2005. No fab start-up costs were recorded in the second half of 2005.
Other operating expenses (income), net
     In 2004, we recorded a total of $4.6 million in restructuring charges related to Fab 1, mainly incurred in the first quarter of 2004 when the operations of Fab 1 ceased. Other operating expenses, net, in the second quarter of 2004 related primarily to an impairment charge of $1.7 million resulting from the migration to an enhanced manufacturing system. In the third quarter of 2004, we recorded an income of $4.9 million related to resolution of a goods and services tax matter. In the fourth quarter of 2004, we recorded a gain of $10.4 million resulting from an equipment disposition with CSMC. Other operating expenses of $3.9 million in the second quarter of 2005 related to a fixed asset impairment charge on assets held for sale. We did not incur any other operating expenses (income), net, in the first, third and fourth quarters of 2005.
Equity in income (loss) of SMP
     As with the results of our majority-owned fabs, the equity in income or loss of SMP can have a material effect on our quarterly consolidated statements of operations. We recognized equity in income of SMP in each of the quarters for the period from the first quarter of 2004 to the third quarter of 2004, due primarily to growing SMP revenue over that period. However, due primarily to significantly lower demand in the fourth quarter of 2004 and the first quarter of 2005, we recorded equity in loss of SMP of $10.4 million and $9.0 million, respectively. In the second quarter of 2005, we recognized equity in income of SMP of $0.8 million due primarily to higher revenue. The sequential increase in equity in income of SMP in the third quarter of 2005 was due primarily to lower depreciation expense recorded by SMP. Equity in income of SMP continued to increase sequentially in the fourth quarter of 2005 due primarily to higher revenue. The equity in income or loss of SMP for the eight fiscal quarters ended December 31, 2005 were significant amounts when compared to the net income or net loss of the respective fiscal quarters during that period.
     We have provided, for the eight fiscal quarters ended December 31, 2005, the following information on our total business base revenue, which includes our share of SMP revenue. Chartered’s share of SMP revenue and net revenue, including Chartered’s share of SMP presented in the following table, are non-U.S. GAAP financial measures. We have included this information because SMP can have a material effect on our consolidated statements of operations and we believe that it is useful to provide information on our share of SMP revenue in proportion to our total business base revenue. However, SMP is a minority-owned joint venture company that is not consolidated under U.S. GAAP. We account for our 49.0% investment in SMP using the equity-method. Under the strategic alliance agreement with Agere Systems Singapore, the parties do not share SMP’s net results in the same ratio as the equity holding. Instead, each party is entitled to the gross profits from sales to the customers that it directs to SMP, after deducting its share of the overhead costs of SMP. Accordingly, we account for our share of SMP’s net results based on the gross profits from sales to the customers that we direct to SMP, after deducting our share of the overhead costs. The following table provides a reconciliation showing comparable data based on net revenue determined in accordance with U.S. GAAP, which do not include our share of SMP:

	Mar 31,	Jun 30,	Sep 30,	Dec 31,	Mar 31,	Jun 30,	Sep 30,	Dec 31,
	2004	2004	2004	2004	2005	2005	2005	2005
	(in millions)

Net revenue (U.S. GAAP)	$228.4	$255.8	$257.3	$190.6	$181.4	$194.0	$290.1	$367.2
Chartered’s share of SMP revenue	$55.3	$52.3	$49.2	$14.1	$14.7	$25.9	$26.4	$32.2
Net revenue including Chartered’s share of SMP	$283.7	$308.1	$306.5	$204.7	$196.1	$219.9	$316.5	$399.4
     Additionally, the following tables provide information that indicates the effect of SMP’s operations on some of our non-U.S. GAAP performance indicators:

	Mar 31, 2004		Jun 30, 2004		Sep 30, 2004		Dec 31, 2004
	Excluding	Including	Excluding	Including	Excluding	Including	Excluding	Including
	Chartered’s	Chartered’s	Chartered’s	Chartered’s	Chartered’s	Chartered’s	Chartered’s	Chartered’s
	share of	share of	share of	share of	share of	share of	share of	share of
Quarter ended	SMP	SMP	SMP	SMP	SMP	SMP	SMP	SMP
Shipments (in thousands)*	232.8	268.4	244.0	279.2	252.4	287.1	191.8	200.8
ASP per wafer	$981	$1,057	$1,048	$1,103	$1,019	$1,068	$994	$1,019

Note:

*	Eight-inch equivalent wafers

	Mar 31, 2005		Jun 30, 2005		Sep 30, 2005		Dec 31, 2005
	Excluding	Including	Excluding	Including	Excluding	Including	Excluding	Including
	Chartered’s	Chartered’s	Chartered’s	Chartered’s	Chartered’s	Chartered’s	Chartered’s	Chartered’s
	share of	share of	share of	share of	share of	share of	share of	share of
Quarter ended	SMP	SMP	SMP	SMP	SMP	SMP	SMP	SMP
Shipments (in thousands)*	175.8	186.2	203.8	224.5	270.7	295.2	314.8	345.8
ASP per wafer	$996	$1,019	$913	$944	$1,035	$1,039	$1,139	$1,130

Note:

*	Eight-inch equivalent wafers

Other income (loss), net
     We recognized rental income in each of the eight fiscal quarters ended December 31, 2005 and R&D and training grant income in each of the fiscal quarters from the first quarter of 2004 to the third quarter of 2005. We also recognized a gain of $2.8 million related to an intellectual property licensing agreement in the first quarter of 2004. In the second quarter of 2004, we recognized higher grant income, in particular from the recognition of an income of $16.1 million arising from the closure of a pending grant claim associated with a previously terminated joint technology development agreement. Other income in the fourth quarter of 2004 included a gain of $14.3 million related to the sale of technology to CSMC and training grant income of $8.4 million. Other loss, net, in the third quarter of 2005 was due primarily to an expense of $7.0 million related to the termination of hedging transactions and other costs as a result of the Tender Offer for and repurchase of our Convertible Notes.
Interest expense and amortization of debt discount, net
     Interest expense and amortization of debt discount, net, remained at approximately similar levels from the first quarter of 2004 to the second quarter of 2004. Interest expense and amortization of debt discount, net, declined sequentially by 30.6% in the third quarter of 2004 and decreased further by 25.6% in the fourth quarter of 2004. These decreases were due primarily to higher interest capitalization associated with the capital expenditure related to Fab 7 and Fab 6.
     We started to record sequential quarterly increases in interest expense and amortization of debt discount, net, from the first quarter of 2005 to the third quarter of 2005, due primarily to higher interest expense resulting from higher outstanding debt balances and higher interest rates, partially offset by higher interest income. The sequential increase in interest expense and amortization of debt discount, net, in the fourth quarter of 2005 was due primarily to higher interest expense on capital lease obligations.
Accretion to redemption value of convertible redeemable preference shares
     We are required to accrete the carrying amounts of the preference shares, which were issued in the third quarter of 2005, to their redemption values at maturity and record such accretion over the remaining period until the maturity date on August 17, 2010 using the effective interest method. Such accretion adjusts net income (loss) available to common shareholders. Accretion charges for the third and fourth quarters of 2005 were $0.8 million and $2.4 million, respectively. There were no accretion charges prior to the third quarter of 2005. Refer to Note 15 of the consolidated financial statements for more details on the preference shares.
LIQUIDITY AND CAPITAL RESOURCES
Current and expected liquidity
     As of December 31, 2005, our principal sources of liquidity included $819.9 million in cash and cash equivalents, and $591.8 million of unutilized banking facilities consisting of term loans, short-term advances and bankers’ guarantees.
     In August 2005, mainly to repurchase our Convertible Notes, we raised an aggregate of $925.0 million from a public offering of $625.0 million of senior notes and a private placement of $300.0 million of units. We used the remaining proceeds from the offerings in excess of the amount used to repurchase our Convertible Notes for working capital purposes. The units comprise preference shares of par value $0.01 each and Amortizing Bonds, with an aggregate issue price of $300.0 million. See “— Outstanding indebtedness” below for further details on the senior notes and the Amortizing Bonds.
     In August 2005, we also commenced the Tender Offer for our Convertible Notes. As of the expiration of the Tender Offer in September 2005, $477.8 million original principal amount of our Convertible Notes, representing approximately 83.1% of our Convertible Notes, were validly tendered for purchase and not withdrawn and we accepted these Convertible Notes, or Accepted Notes, for purchase. The purchase price for the Accepted Notes was $1,140 for each $1,000 of original principal amount of Convertible Notes plus the pro rata portion of the 2.5% per year semi-annual interest payment accrued and unpaid up to, but excluding the settlement date of the Tender Offer. The aggregate purchase price for the Accepted Notes was $549.7 million. Following the completion of the Tender Offer, $97.2 million original principal amount of our Convertible Notes remained outstanding as of December 31, 2005. The interest rate swap contracts, which were previously entered into in respect of the fixed-rate obligations associated with the Convertible Notes, were terminated in September 2005, and we recorded an expense of $7.0 million related to the termination of these hedging transactions and other costs as a result of the Tender Offer for and repurchase of our Convertible Notes.
     Working capital, which is calculated as the excess of current assets over current liabilities, was $162.7 million as of December 31, 2004. Our working capital increased to $550.3 million as of December 31, 2005. This resulted primarily from our cash and cash equivalents balance increasing from $539.4 million as of December 31, 2004 to $819.9 million as of December 31, 2005, due mainly to the remaining proceeds from the senior notes and units offerings in excess of the amount used to repurchase our Convertible Notes in 2005.
     Our target cash and cash equivalents balance as of December 31, 2006 is approximately $700 million. This is based on our cash and cash equivalents of $820 million as of December 31, 2005, planned draw downs of approximately $300 million of our existing credit facilities, estimated net receipts of capacity deposits of approximately $140 million, expected cash outflows for capital expenditures of approximately $650 million and debt repayments of approximately $320 million in 2006. Our target cash and cash equivalents balance also depends on our ability to generate operating cash flow in 2006 and will depend largely on our operations and other factors, as discussed in “Item 3. Key Information — D. Risk Factors — Risks Related To Our Operations — Our operating results fluctuate from quarter to quarter, which makes it difficult to predict our future performance” and elsewhere in this document.
     Based on our current level of operations, we believe that our cash on hand, planned use of existing credit facilities, credit terms with our vendors, and projected cash flows from operations will be sufficient to meet our 2006 capital and research and development expenditures and working capital needs. Depending on the pace of our future growth and technology upgrades and migration, we may require additional financing from time to time, including for purposes of funding the capital expenditure to equip Fab 7 to its full planned capacity of 30,000 300-mm wafers per month. The completion of Fab 7 is expected to take a number of years and will be paced by customer demand and industry conditions. Our total capital investment in Fab 7 at completion is expected to be approximately $2,700 million to $3,000 million.
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
Historic operating cash flows
     In 2003, 2004 and 2005, net cash provided by operating activities was $48.1 million, $331.7 million and $404.4 million respectively. The $283.6 million improvement in cash provided by operating activities in 2004 as compared to 2003 was primarily a result of higher revenues in 2004. In addition, we had higher collections from SMP. These improvements were partially offset by higher payments on our payables and other current liabilities.
     The $72.7 million increase in cash flow from operating activities in 2005 as compared to 2004 was due primarily to higher collections as a result of higher sales. Cash flows from operating activities in 2005 include receipt of a pre-payment of $40.0 million from a customer for future purchases which also secures access to wafer capacity, of which a fixed amount per wafer will be recorded by us as additional revenue for every qualifying wafer purchased by the customer, with no future related cash inflows. There was no receipt of pre-payment for future purchases in 2004. Cash flow from operating activities in 2005 also included dividends of $29.5 million from SMP, compared to zero dividends in 2004.
Historic investing cash flows and capital expenditures
     Net cash used in investing activities was $384.3 million, $732.7 million and $571.1 million in 2003, 2004 and 2005 respectively. Investing activities consisted primarily of capital expenditures totaling $220.8 million, $686.3 million and $628.1 million in 2003, 2004 and 2005 respectively. Capital expenditures in 2003 related mainly to capacity additions in Fab 6. Capital expenditures in 2004 and 2005 related mainly to the equipping of Fab 7 as part of its phase 1 ramp and capacity additions in Fab 6.
     Investing activities in 2003 also included placement of a refundable deposit to secure wafer capacity for one of our more advanced technologies and payments for technology licenses and for purchase of marketable investments. Investing activities in 2004 also included placement of a refundable deposit to secure wafer capacity for one of our more advanced technologies and payments for technology licenses and for the purchase of marketable investments, partially offset by proceeds from sale of property, plant and equipment and from the redemption and maturity of marketable instruments. Investing activities in 2005 also included proceeds from the redemption and maturity of marketable instruments and the return of capital from SMP.
     We are taking a phased approach to the full equipping of Fab 7 to 30,000 300-mm wafers per month, which is expected to take a number of years and will be paced by customer demand and industry conditions. Our aggregate capital expenditures for 2006 is expected to be approximately $650 million, of which approximately $550 million is expected to be utilized for capital expenditures for the further expansion of capacities of 0.13um and smaller process geometry technologies for our fabs. The remaining amounts are expected to be utilized primarily for purchases of information systems, and for adding equipment in our fabs running more mature technologies to maximize utilization corresponding to the anticipated product mix. We estimate aggregate capital expenditures for phase 1 of our build-out of production capacity in Fab 7 to 18,000 300-mm wafers per month to be $1,700 million. The total capacity for phase 1 has been increased by 20% from our previous plan of 15,000 300-mm wafers due to our expected improvement in productivity. As of December 31, 2003, December 31, 2004 and December 31, 2005, we have spent an accumulated total of $227.1 million, $637.9 million and $1,201.9 million, respectively, on the equipping of Fab 7 as part of its phase 1 ramp, where Fab 7 had a wafer capacity of approximately 10,000 300-mm wafers per month as of December 31, 2005. At completion, which is expected to give Fab 7 a capacity of 30,000 300-mm wafers per month, our total capital investment in Fab 7 is expected to be approximately $2,700 million to $3,000 million. As of December 31, 2003, December 31, 2004 and December 31, 2005, we had commitments on contracts for capital expenditures of $398.3 million, $312.9 million and $205.7 million, respectively.

     The nature of our industry is such that, in the short-term, we may reduce our capital expenditures by delaying planned capital expenditures in response to a difficult business environment, such as the one that existed in 2001 and 2002. However, the semiconductor market is characterized by rapid technological change and the importance of economies of scale, which we expect to result in significant capital expenditure requirements. Factors that may affect our level of future capital expenditures include the degree and the timing of technological changes within our industry, changes in demand for the use of our equipment and machinery as a result of changes to our customer base and the level of growth within our industry as discussed in “Item 3. Key Information — D. Risk Factors” and elsewhere in this document.
Historic financing cash flows
     Net cash provided by financing activities was $30.8 million, $34.9 million and $447.6 million in 2003, 2004 and 2005 respectively. Net cash provided by financing activities in 2003 and 2004 reflected primarily the net impact of borrowings and repayments of debt during those periods. Net cash of $447.6 million was provided by financing activities in 2005, consisting primarily of the drawdown of loan facilities, the issuance of the senior notes, Amortizing Bonds and preference shares, and receipts of customer deposits to secure wafer capacity for one of our more advanced technologies, partially offset by repayments of debt, including the repurchase of a significant portion of our Convertible Notes arising from the Tender Offer of the Convertible Notes. See the “— Outstanding indebtedness” below for details of the borrowings we obtained during the periods indicated.
Research and development and training grants
     In 2004 and 2005 we received $19.0 million and $7.5 million, respectively, in research grants from various agencies of the Government of Singapore, which are included in operating cash flows. These grants provide funding for a portion of our R&D related capital expenditures and for the training and staffing costs associated with some of our process technology development programs. The grants are disbursed to us in connection with research and development carried out in Singapore, based on the amount of expenditures incurred, achievement of program milestones and certification of the costs incurred. The main condition attached to the grants is the completion of the project to which the grant relates. As our 65nm and 45nm bulk CMOS processes are jointly developed in IBM’s East Fishkill, New York, facilities, the amount of grants we received from the Government of Singapore in 2005 was significantly lower than in 2004 and we expect that the amount of such grants we may be eligible to receive from the Government of Singapore will be significantly lower in 2006, as compared with 2005.
Off-balance sheet arrangements
     We were not a party to any off-balance sheet arrangement in 2005, as defined in Item 303(a)(4)(ii) of SEC Regulation S-K. We do not currently have any relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purpose entities, which might be established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes.

Outstanding indebtedness
     As of December 31, 2005, our total loans outstanding were $1,447.9 million, comprising our Amortizing Bonds, senior notes, Convertible Notes and other U.S. dollar loans as follows:

As of
December 31,
2005
(In thousands)
2.5% senior convertible notes due 2006	$97,155
U.S. dollar loans at floating rates:
CSP Syndicated Loan	214,533
SMBC/OCBC Term Loan	300,000
Exim Loan	122,124
Bank of America Term Loan	50,000
5.75% senior notes due 2010	371,161
6.375% senior notes due 2015	246,540
6.00% Amortizing bonds due 2010	46,703
Other	(324)

Total	$1,447,892

Refer to Note 14 of the consolidated financial statements for more details on our outstanding loans.
Loan Covenant Compliance
     Some of our outstanding loans and unutilized banking facilities available to us, including loans to our subsidiary, CSP, contain various financial, shareholding and other restrictive covenants that are customary to loan documents.
     Under the financial covenants, we are required to maintain certain financial conditions and/or ratios such as consolidated net worth, a total debt to net worth ratio and a historical debt service coverage ratio. We are required to ensure that our consolidated net worth will not at any time be less than $1,000 million and our total debt will not at any time exceed 180% of our total net worth. In 2002, we negotiated and effected an increase in CSP’s net worth by converting inter-company amounts payable by CSP to us into a shareholders’ loan to CSP, or the Chartered Loan. The Chartered Loan was made to enable CSP to satisfy its total debt-to-net worth ratio under the CSP loan agreement. The amount of the Chartered Loan to CSP is increased from time to time by converting additional inter-company amounts payable by CSP in order to enable CSP to satisfy the total debt-to-net worth ratio. The amounts under the Chartered Loan are subordinated to the amounts due from CSP to its other lenders.
     Under the shareholding covenants of some of our loans, Temasek is required to own, directly or indirectly, a certain percentage of our outstanding shares, or is required to be our single largest shareholder. These covenants also require that we own, directly or indirectly, at least a certain percentage of CSP’s outstanding shares. If Temasek or we fail to comply with these covenants, we could be in default under these loans and the lenders would have the right to require us to repay or accelerate our obligation to repay the outstanding borrowings under these loan documents. In some cases, a default could also cause cross-defaults under other loans and could seriously harm us. In addition, the outstanding loans and unutilized banking facilities available to us impose other restrictive covenants that are customary to loan documents, such as restrictions on incurring further indebtedness, creating security interests over our assets, payments of dividends, disposals of assets, and mergers and other corporate restructurings.
     As of December 31, 2005, we believe we were in compliance with the various financial, shareholding and other restrictive covenants in our loan documents. If we fail to comply with any of the loan covenants, we could be in default under the loan documents and the lenders would have the right to require us to repay or accelerate our obligation to repay the outstanding borrowings under the loan documents. In some cases, a default could also cause cross-defaults under other loans and could seriously harm us.

Contractual Obligations
     The following table sets forth the payments due related to specific contractual obligations as of December 31, 2005:

	Expected Payment Date
	(in thousands)
	2006	2007	2008	2009	2010	Thereafter	Total
Long-term debt including principal and interest (1)	$402,400	$207,976	$209,859	$197,637	$503,651	$370,049	$1,891,572
Capital lease obligations including principal and interest	5,613	5,613	5,613	5,613	5,613	35,866	63,931
Capacity deposits (2)	60,174	—	—	—	—	—	60,174
Operating lease obligations (3)	6,985	4,293	3,478	3,194	3,183	52,132	73,265
Purchase obligations (4) under:
Capital expenditures	173,535	32,154	—	—	—	—	205,689
Technology agreements	80,775	74,350	38,250	3,250	3,250	—	199,875
Other	108,889	188	188	188	158	473	110,084
Other long-term liabilities	—	800	—	—	—	16,561	17,361

Total	$838,371	$325,374	$257,388	$209,882	$515,855	$475,081	$2,621,951

Notes:

(1)	These amounts represent the expected principal and interest repayments at each of the periods indicated and do not include the unamortized debt discount relating to the senior notes. The senior notes due 2010 were issued at a price of 98.896% of the principal amount and the senior notes due 2015 were issued at a price of 98.573% of the principal amount. As of December 31, 2005, the face amounts of the senior notes due 2010 and the senior notes due 2015 were $371.2 million and $246.5 million, respectively, as the unamortized debt discount was reported as a direct reduction to the face amounts of the senior notes. The estimated interest repayments on floating-rate obligations were calculated using the prevailing floating interest rates related to these obligations as of December 31, 2005. Actual outcome could differ from these estimates.

(2)	This amount relates to our contractual obligation to refund deposits placed with us to secure wafer capacity for one of our more advanced technologies.

(3)	As of December 31, 2005, we have included in the above table operating lease obligations in respect of Fab 1 amounting to $4.1 million. In January 2006, we have sold and transferred our leasehold interest in Fab 1 for a total consideration of $6.5 million.

(4)	We have not included purchase obligations that have been recorded on our consolidated balance sheet as of December 31, 2005. These obligations amounted to $78.0 million, $10.2 million and $227.2 million for capital expenditures, technology agreements and other purchase obligations primarily relating to operating expenses, respectively.
     Assuming no conversion or redemption of the preference shares until the maturity date on August 17, 2010, we will redeem, out of funds legally available for such payment, each preference share at a redemption price equal to $10,000 per preference share amounting to $300.0 million at maturity. Refer to Note 15 of the consolidated financial statements for more details on the preference shares.
     Chartered and Agere Systems Singapore have signed an assured supply and demand agreement with SMP. Under this agreement, each of Chartered and Agere Systems Singapore is billed for allocated wafer capacity if the wafers started for production for them are less than their respective allocated capacity. These billings, if any, do not change the equity in income (loss) of SMP that we recognize in our consolidated statements of operations. In 2005, the wafers started for us were less than our allocated capacity, however all parties to the agreement have agreed that such billings will not be made to us. There were also no such billings made to us for the corresponding periods in 2004 and 2003. To the extent the wafers started for us is less than our allocated capacity in the future, there is no assurance that the billings for our allocated wafer capacity would continue to be waived.
     We have disclosed the expected timing of payment of obligations and the amounts to be paid based on current information. Timing of payments and actual amounts paid may be different depending on the time of receipt of goods or services or changes to agreed-upon amounts or events for some obligations.

Special Tax Status
     We have been granted pioneer status under the Economic Expansion Incentives (Relief from Income Tax) Act (Chapter 86) of Singapore for:
•	the manufacture of integrated circuits using submicron technology at Fab 2 for a ten-year period beginning July 1, 1996;
•	the manufacture of integrated circuits using submicron technology at Fab 3 for a ten-year period beginning July 1, 1999;
•	the wafer fabrication of Application Specific Integrated Circuits, or ASIC, and other advanced semiconductor devices at Fab 6 for a ten-year period beginning September 1, 2003; and
•	the wafer fabrication of integrated circuits at Fab 7 for a fifteen year period beginning October 1, 2005.
     Under the Economic Expansion Incentives (Relief from Income Tax) Act (Chapter 86) of Singapore, we have also been granted:
•	post-pioneer enterprise status for the manufacture of integrated circuits using submicron technology at Fab 2 for a five-year period beginning July 1, 2006;
•	development and expansion incentive status for the manufacture of integrated circuits using submicron technology at Fab 3 for a five-year period beginning July 1, 2009; and
•	development and expansion incentive status for the wafer fabrication of ASICs and other advanced semiconductor devices at Fab 6 for a five-year period beginning September 1, 2013.
     During the period for which our pioneer status is effective, subject to our compliance with certain conditions, income from our pioneer trade (that is, manufacture and sale of integrated circuits) is exempt from Singapore income tax. During the periods for which our post-pioneer status and development and expansion incentive status are effective, subject to our compliance with certain conditions, income from our post-pioneer trade and development and expansion activities are taxed at a concessionary rate of 10%.
     The income tax exempt profits arising from our pioneer trade or our post-pioneer trade and development and expansion activities which have been taxed at a concessionary rate of 10% may be distributed as tax-exempt dividends, and holders of ordinary shares are not subject to Singapore income tax on such dividends. Please see “Item 4. Information on Our Company — E. Taxation — Singapore Taxation — Dividends paid out of Tax-Exempt Income or Income subject to Concessionary Tax Rates” for information regarding the taxation of such dividends.
     Losses accumulated before the pioneer status period cannot be carried forward. Losses accumulated in the pioneer status period may be carried forward and may be offset against profits from the same pioneer trade arising after the expiration of the pioneer status period, subject to our compliance with certain conditions. Without this exemption from income tax or the concessionary tax rate of 10%, we would be subject to income tax at the applicable corporate income tax rate that is currently 20% for the year ended December 31, 2005.
     Other income, which is outside the definition of pioneer status, post-pioneer enterprise status or the development and expansion incentive status, is not exempt from taxation during the pioneer status period or entitled to the concessionary tax rate during the post-pioneer status period or the development and expansion incentive status period. The income tax expense for the year ended December 31, 2005 represents primarily income tax payable on non-pioneer income, principally interest income, rental income and income from the sale of wafers using technologies that do not benefit from the preferential tax treatment.
RECENT ACCOUNTING PRONOUNCEMENTS NOT YET ADOPTED
     In December 2004, the FASB published FASB Statement, or FAS, 123(R), “Share-Based Payments.” FAS 123(R) requires that the compensation cost relating to share-based payment transactions be recognized in financial statements. That cost will be measured based on the fair value of the equity or liability instruments issued. FAS 123(R) replaces FASB Statement No. 123, “Accounting for Stock-Based Compensation,” and supersedes APB Opinion No. 25, “Accounting for Stock Issued to Employees.” In March 2005, the SEC issued Staff Accounting Bulletin No. 107, or SAB 107, on the interaction between FAS 123(R) and certain SEC rules and regulations, and on SEC Staff’s views regarding the valuation of share-based payment arrangements for public companies. In April 2005, the SEC approved a new rule that permits companies to defer the effective date of FAS 123(R). We have elected to adopt FAS 123(R) on January 1, 2006.
     We currently determine the fair value of stock-based compensation using a Black-Scholes option-pricing model. The adoption of FAS 123(R) and its related FASB Staff Positions, or FSPs, as described below, on January 1, 2006 is expected to decrease our net income in 2006 by as much as $6 million. The pro forma amounts disclosed in Note 1(p) of the consolidated financial statements are not necessarily indicative of the impact FAS 123(R) and its related FSPs will have on our consolidated statements of operations.
     In May 2005, the FASB issued FSP EITF 00-19-1 to clarify the guidance in EITF 00-19, “Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock.” The FSP clarifies that a requirement to deliver registered shares will not, in and of itself, result in liability classification for freestanding financial instruments that were originally issued as employee compensation (for example, an employee stock option). The FSP indicates that this clarification is consistent with the FASB’s intent in issuing FAS 123(R). The FSP goes into effect the same day that a company implements FAS 123(R). We have elected to adopt FAS 123(R) on January 1, 2006 so accordingly, this FSP goes into effect on January 1, 2006.
     In August 2005, the FASB issued FSP No. FASB 123(R)-1, which deferred the requirement of FAS 123(R), that freestanding financial instruments issued as employee compensation would be subject to the recognition and measurement requirements of other generally accepted accounting principles when the rights conveyed by the instrument no longer depend on employment. Thus, a freestanding financial instrument (e.g., a stock option) that was issued to an employee in exchange for past or future employee services and that is subject to FAS 123(R) will continue to be subject to the recognition and measurement provisions of FAS 123(R) throughout the life of the instrument, unless its terms are modified when the holder is no longer an employee. The FSP goes into effect the same day that a company implements FAS 123(R). We have elected to adopt FAS 123(R) on January 1, 2006 so accordingly, this FSP goes into effect on January 1, 2006.
     In October 2005, the FASB issued FSP No. FAS 123(R)-2, which provided a practical accommodation for determining the grant date of a share-based payment award. The final FSP is a change from the informal view expressed by the FASB staff in August 2005 that communication of the terms to the recipient would be necessary to establish a grant date. The FSP provides a company more latitude by allowing it a relatively short time period after the award is approved to communicate the award’s terms to the recipient. The FSP goes into effect the same day that a company implements FAS 123(R). We have elected to adopt FAS 123(R) on January 1, 2006 so accordingly, this FSP goes into effect on January 1, 2006.
     In November 2005, the FASB issued FSP No. FAS 123(R)-3, “Transition Election Related to Accounting for the Tax Effects of Share-Based Payment Awards.” The FSP provided companies with the option to use a “short-cut” method for calculating their pool of windfall tax benefits under FAS 123(R). The “short-cut” method is significantly less complex than the detailed calculation currently required by FAS 123(R)’s “long-form” method and provides relief to companies that do not have the records or resources to perform the “long-form” calculation. The guidance in this FSP is effective after November 10, 2005. We have elected to adopt FAS 123(R) on January 1, 2006 so accordingly, this FSP goes into effect on January 1, 2006.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	DIRECTORS AND SENIOR MANAGEMENT
     The following table sets forth, as of January 31, 2006, the name, age and position of each director and member of senior management of our company.
Board of Directors

Name	Age	Position
James A. Norling(1)(2)(4)	63	Chairman of the Board
Chia Song Hwee(1)	43	Director
Sum Soon Lim(2)(3)(4)	62	Director
Robert E. La Blanc(3)	71	Director
Andre Borrel(2)(3)(4)	69	Director
Charles E. Thompson(2)(4)	76	Director
Tsugio Makimoto, PhD	68	Director
Tay Siew Choon(1)(2)(4)	58	Director

Name	Age	Position
Peter Seah Lim Huat(1)(2)(4)	59	Director
Philip Tan Yuen Fah(3)	61	Director
Pasquale Pistorio	70	Director
Steven H. Hamblin (3)(5)	57	Director
Senior Management

Name	Age	Position
Chia Song Hwee	43	President and Chief Executive Officer
George Thomas	52	Senior Vice President and Chief Financial Officer
Ang Kay Chai	46	Senior Vice President, Fab Operations
Hsia Liang Choo, PhD	57	Senior Vice President, Technology Development
Michael J. Rekuc	56	Senior Vice President, Worldwide Sales and Marketing
Simon Yang, PhD	46	Senior Vice President and Chief Technology Officer
Ang Tang Yong	48	Vice President, Fab Support Operations
Roy Kannan	53	Vice President and Chief Information Officer
Seungil Kim	53	Vice President, Quality and Reliability Assurance
Ng Seng Huwi	48	Vice President, Human Resources
Tan Seng Chai	43	Vice President, Strategy Resources

Notes:

(1)	Member of the Executive Committee.

(2)	Member of the Executive Resource and Compensation Committee, or the ERCC.

(3)	Member of the Audit Committee.

(4)	Member of the Nominating Committee.

(5)	Appointed as Director to our Board of Directors on January 1, 2006.
Biographical Information
James A. Norling
     James A. Norling has served on our Board of Directors since March 1, 2001 and as our Chairman of the Board since August 1, 2002. Mr. Norling also served as interim Chief Executive Officer from May 2002 to June 2002. He has 37 years of working experience in the electronics industry. Mr. Norling was with Motorola Inc. from 1965 to 2000 holding various positions, including President of the Semiconductor Products Sector in 1986, President of the Europe, Middle East and Africa region in 1993, Deputy to the Chief Executive Officer in 1998 and President of the Personal Communications Sector in 1999 until his retirement. He has previously served as a board member and the Chairman of the Semiconductor Industry Association. Mr. Norling is currently a board member of Harley-Davidson, Inc. Mr. Norling holds a Bachelor of Science and a Master’s degree in Electrical Engineering from the University of Illinois.
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
Sum Soon Lim
     Sum Soon Lim has served on our Board of Directors since February 1994. He was a corporate advisor to Temasek Holdings (Private) Limited from September 2002 to December 31, 2005. Prior to the cessation of operations of Singapore Technologies Pte Ltd on December 31, 2004, Mr. Sum was also a corporate advisor to Singapore Technologies Pte Ltd. Mr. Sum had worked with the Singapore Economic

     Development Board, DBS Bank, J.P. Morgan Inc., Overseas Union Bank Ltd and Nuri Holdings (S) Pte Ltd, a private investment holding company. He was also a member of the Securities Industry Council from January 1, 1998 to December 31, 2005. Mr. Sum currently also sits on the board of various companies, including Singapore Health Services Pte Ltd, Singapore Technologies Telemedia Pte Ltd and Singapore Press Holdings Ltd. He is also a Commissioner in P.T. Indosat Tbk. Mr. Sum received his Bachelor of Science (Honors) in Production Engineering from the University of Nottingham, England.
Robert E. La Blanc
     Robert E. La Blanc has served on our Board of Directors since May 1998 and is the President of Robert E. La Blanc Associates, Inc., an information technologies consulting and investment banking firm. From 1979 to 1981, Mr. La Blanc was Vice Chairman of Continental Telecom, Inc. and from 1969 to 1979, a General Partner of Salomon Brothers Inc. Mr. La Blanc has also held various senior positions within companies in the telecommunications industry including AT&T, Bell Telephone Laboratories and New York Telephone Company. Mr. La Blanc received his B.E.E from Manhattan College and his Master of Business Administration from New York University. Mr. La Blanc also is a graduate of the Operating Engineers Program at Bell Telephone Laboratories and the USAF Communications Officers School.
Andre Borrel
     Andre Borrel has served on our Board of Directors since July 1998 and is currently working as a consultant in the semiconductor industry. Prior to joining our Board of Directors, Mr. Borrel was Senior Vice President and General Manager of Communications, Power and Signal Technology Group at Motorola Inc. Mr. Borrel is also an Officer of the French National Order of Merit and holds a Master’s degree in Electronics from “Ecole Nationale Superieure des Telecommunications” in Paris, France.
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
Tsugio Makimoto, PhD
     Dr. Tsugio Makimoto has served on our Board of Directors since September 1999 and has more than 40 years of working experience in the semiconductor industry. He is currently a consultant in the field of electronics after retiring from Sony Corporation, or Sony, in May 2005. He joined Sony in 2000 as Corporate Senior Executive Vice President, followed by Corporate Advisor in 2001. Prior to joining Sony, Dr. Makimoto has worked for Hitachi Ltd since 1959 where he has held various senior positions, including Executive Managing Director in 1993, Senior Executive Managing Director in 1997 and Corporate Chief Technologist since 1998. Dr. Makimoto was an auditor of Hitachi Chemical Corporation from 2000 to 2003. Dr. Makimoto is currently the Chairman of PDF Solutions (Japan) KK. He was nominated a Fellow of the Institute of Electrical and Electronics Engineers, Inc. in 1997. Dr. Makimoto was also a visiting professor at Toyo University (1999-2001).
Tay Siew Choon
     Tay Siew Choon has served on our Board of Directors since July 2001. Mr. Tay was formerly a corporate advisor to Singapore Technologies Pte Ltd which ceased operations on December 31, 2004. Prior to that, he was Managing Director and Chief Operating Officer in Singapore Technologies Pte Ltd. From 1998 to 2000, Mr. Tay was the Managing Director and Deputy Chief Executive Officer of SembCorp Industries Ltd and has held various senior positions in Singapore Technologies Industrial Corporation Ltd. Mr. Tay currently also sits on the board of various companies including STATS ChipPAC Ltd (formerly ST Assembly Test Services Ltd), SNP-LeeFung Holdings Limited, Straco Corporation Limited and Pan-United Corporation Ltd. He is currently Chairman of SNP Corporation Ltd and Deputy Chairman of Green Dot Capital Pte Ltd, a wholly owned subsidiary of Temasek Holdings (Private) Limited. Mr. Tay received his Bachelor of Engineering (Electrical) (Honors) from Auckland University and his Masters of Science in Systems Engineering from the former University of Singapore (now National University of Singapore).

Peter Seah Lim Huat
     Peter Seah has served on our Board of Directors since January 2002. Mr. Seah is currently a member of the Temasek Advisory Panel. Prior to the cessation of operations of Singapore Technologies Pte Ltd on December 31, 2004, Mr. Seah was the President and Chief Executive Officer of Singapore Technologies Pte Ltd. Before joining Singapore Technologies Pte Ltd, he was a banker for 32 years, 22 of which were with the Overseas Union Bank Ltd and before that with Citibank. He retired from his position as Vice Chairman and Chief Executive Officer at Overseas Union Bank Ltd in September 2001. Mr. Seah currently sits on the board of various companies including SembCorp Industries Ltd, CapitaLand Ltd, ST Engineering Ltd and STATS ChipPAC Ltd (formerly ST Assembly Test Services Ltd). Mr. Seah graduated from the former University of Singapore in 1968 with an honors degree in Business Administration. For his public service, he was awarded the Public Service Medal (1995) as well as the Public Service Star (1999) by the Singapore Government.
Philip Tan Yuen Fah
     Philip Tan has served on our Board of Directors and as our Chairman of the Audit Committee since October 2003. He is currently an independent consultant and also sits on the board of companies such as Overseas Union Insurance Ltd and Singapore Food Industries Ltd. Mr. Tan is a veteran in the banking and financial industry. He retired in 2002 from Overseas Union Bank Ltd after holding various positions since joining the bank in 1979. Mr. Tan holds a Bachelor of Accountancy from the University of Singapore and a Bachelor of Law from the University of Wolverhampton, UK. In addition, Mr. Tan also holds a graduate diploma in Business Administration from the Manchester Business School, UK. He is a Certified Public Accountant and a member of the Accounting Standards Committee of the Institute of Certified Public Accountants of Singapore. He is also a Chartered Management Accountant of the Chartered Institute of Management Accountants of UK and a Fellow of CPA Australia.
Pasquale Pistorio
     Pasquale Pistorio has served on our Board of Directors since May 2005 and is currently the Honorary Chairman of STMicroelectronics. Mr. Pistorio brings to Chartered more than 38 years of industry leadership experience. Mr. Pistorio is known for his business acumen, his contributions to Europe’s microelectronics industry, and his strong advocacy of environmental protection and corporate social responsibility. Among his numerous accolades, Mr. Pistorio received the “Lifetime Achievement Award” from Reed Electronics Group in 2003, was named first place in the “Top 25 Movers and Shakers” ranking by Time magazine in 2002, and was voted among the top 50 “Stars of Europe” by Business Week magazine. Mr. Pistorio’s greatest achievement was the integration of SGS Group with Thomson Semiconducteurs in 1987 to form SGS-THOMSON Microelectronics, which was renamed STMicroelectronics in 1998. Mr. Pistorio served as STMicroelectronics’ president and Chief Executive Officer from 1998 until his retirement in March 2005, during which STMicroelectronics grew to become one of the world’s top semiconductor companies. Mr. Pistorio holds a degree in electronics from the Polytechnic of Turin, Italy.
Steven H. Hamblin
     Steven H. Hamblin has served on our Board of Directors and as a member of the Audit Committee since January 2006. He is currently an independent consultant and also sits on the Board of STATS ChipPAC Ltd, which is also dual listed on the Singapore Exchange and NASDAQ. Mr. Hamblin brings to Chartered more than 30 years of experience in the electronics industry. From 1984 to 1996, Mr. Hamblin held various senior positions in Compaq Computer Corporation, or Compaq, including Vice President of Systems Division Operations, Vice President of Finance and Manufacturing Strategy, and Vice President and General Manager of the Asia/Pacific Division. Prior to joining Compaq, Mr. Hamblin held various financial controller positions with Texas Instruments and General Instrument. Mr. Hamblin holds a Bachelor of Science degree in Civil Engineering from the University of Missouri, Columbia and a Master of Science degree in Industrial Administration from Carnegie-Mellon University.
George Thomas
     George Thomas has served as our Senior Vice President and Chief Financial Officer since March 2005 and oversees our company’s finance, investor relations and legal functions. He also served as our Vice President and Chief Financial Officer since August 2002 and Vice President of Finance since September 2000. He joined our company in May 2000 as Group Controller. Mr. Thomas began his Finance/Accounting career with Canadian Met-Chem, a subsidiary of U.S. Steel Corporation as Internal Auditor and Senior Accounts Executive in 1978. From June 1983 to April 2000, he held various positions at Schlumberger’s

Sedco Forex Division, including Controller, Operations-Worldwide, Regional Controller, Asia & Australia, Controller, Indonesia Operations, and Finance Manager of Arabian Drilling Company, a joint venture between Schlumberger and Petromin. He has served on the Board of Directors of Chartered Silicon Partners Pte Ltd since April 2001 and the Board of Directors of Silicon Manufacturing Partners Pte Ltd as an alternate director since July 2003. Mr. Thomas received his bachelor degree in Commerce and in General Law. He is also a member of the Institute of Chartered Accountants of India.
Ang Kay Chai
     Ang Kay Chai has served as our Senior Vice President, Fab Operations, since September 2002 and is currently the General Manager of Chartered Silicon Partners Pte Ltd. Mr. Ang is responsible for the manufacturing strategy and operational excellence across all of Chartered’s fabs. Mr. Ang returned to Chartered after spending four years at Silterra Malaysia Sdn, Bhd., where he was responsible for fab operations. There, he led teams in technology partner selection, green field fab start-up, transfer of 0.25um and 0.18um technology and development of foundry-compatible process capabilities. Prior to that, Mr. Ang spent nine years at Chartered where he led the initial conception, development and ramp of Fab 2 and Fab 3. Mr. Ang first joined Chartered in 1989 and was one of the pioneers on Chartered’s Fab 1 team. Mr. Ang holds a Master of Science degree in Engineering from the University of Texas and a Bachelor of Engineering degree from the National University of Taiwan.
Hsia Liang Choo, PhD
     Dr. Hsia Liang Choo has served as our Senior Vice President, Technology Development, since June 2005. He is responsible for Chartered’s technology development organization and directing our company’s efforts toward technology leadership in the foundry industry. From October 2000 to May 2005, Dr. Hsia served as our Vice President of Advanced Module Development and led Chartered’s collaborative development efforts at 90nm and 65nm. Dr. Hsia draws on nearly 25 years of experience in semiconductor technology development. Prior to joining Chartered, Dr. Hsia was director of technology development at United Microelectronics Corporation in Taiwan. He also spent over a decade with IBM as an advisory scientist in various divisions. Dr. Hsia was awarded 25 US patents with 16 more pending, and his work has been featured in more than 80 technical publications. Dr. Hsia holds a doctorate degree in physics from Ohio State University.
Michael J. Rekuc
     Michael J. Rekuc has served as our Senior Vice President, Worldwide Sales and Marketing, since August 2003. He has the overall responsibility for global sales, marketing and services, customer support and regional business operations. From January 1999 to July 2003, Mr. Rekuc served as President of our Americas operations. Mr. Rekuc has over 30 years of electronics and semiconductor industry experience. From 1976 until joining Chartered in January 1999, Mr. Rekuc held sales, management and director positions in the semiconductor product sector of Motorola Inc. His last few positions at Motorola Inc. included worldwide responsibilities as global sales director for wireless subscriber systems and a two-year role as vice president and sales director for personal computers, computing and peripherals. Mr. Rekuc holds a BSEE from Lawrence Institute of Technology.
Simon Yang, PhD
     Dr. Simon Yang has served as our Senior Vice President and Chief Technology Officer since October 2005. Dr. Yang is responsible for developing and driving strategic programs in support of Chartered’s corporate objectives and long-term strategic direction. Dr. Yang brings more than 18 years of experience in the semiconductor industry. He previously held key positions in technology development and advanced fab operations. Dr. Yang was a senior vice president for logic technology development and manufacturing at Semiconductor Manufacturing International Corporation (SMIC) and prior to that, a director of logic device and process integration at Intel. Prior to joining Chartered, he was president and Chief Executive Officer of Ciwest, a semiconductor start-up based in China. Dr. Yang has been awarded 12 U.S. patents and is the author or co-author of more than 30 technical papers. Dr. Yang holds a bachelor’s degree in electrical engineering from Shanghai University of Science and Technology, and a master’s degree in physics and doctorate degree in materials engineering from Rensselaer Polytechnic Institute in Troy, New York.
Ang Tang Yong
     Ang Tang Yong has served as our Vice President, Fab Support Operations since July 2002 and has overall responsibility for facilities and supply management. Mr. Ang first joined our company in 1993 as

Facilities Director and during the next seven years served consecutively as Vice President and Operations Manager of our Fab 1, General Manager of Silicon Manufacturing Partners Pte Ltd, and as General Manager of Chartered Silicon Partners Pte Ltd. Mr. Ang has more than 20 years of working experience in the semiconductor industry. Prior to joining our company, Mr. Ang held positions in the United States and Singapore with AT&T, Hitachi and Texas Instruments. From March 2001 to July 2002, he was president of Ellipsiz, a provider of semiconductor engineering and manufacturing services, headquartered in Singapore. Mr. Ang received a diploma in electrical engineering from Singapore Polytechnic and a master’s degree in business administration from the State University of New York.
Roy Kannan
     Roy Kannan has served as our Vice President and Chief Information Officer, or CIO, since September 2003. Mr. Kannan is responsible for our global information technology organization and for driving our company’s strategic initiative to extend a virtual business systems network for supporting the business systems network for supporting the business requirements of customers, partners, suppliers and employees. He joined us from the RGM group, a multi-divisional conglomerate, where he was the CIO. His responsibilities included the revamp of our company’s data, voice, network and security infrastructure, as well as the management of information systems, or IS, operations and data centers. During Mr. Kannan’s more than 20 years of experience in the IS industry, he has held senior positions at leading IS solutions companies such as Compaq, Mastek, Digital Equipment and Patni. Mr. Kannan holds a Bachelor of Chemical Engineering from the Indian Institute of Technology, Madras, and a post-graduate diploma in management from the Indian Institute of Management, Ahmedabad.
Seungil Kim
     Seungil Kim has served as our Vice President, Quality and Reliability Assurance, or QRA, since March 2005. Mr. Kim is responsible for Chartered’s quality control and reliability assurance management initiatives, for continually enhancing our company’s global standards of quality excellence in operational and business best practices across its fabrication facilities and regional offices worldwide. Mr. Kim brings more than 20 years of experience in the semiconductor industry, and has held management positions in QRA, sales and marketing, and fab operations. Before joining Chartered, he was senior advisor of QRA with United Microelectronics Corporation in Taiwan. Prior to that, Mr. Kim spent 15 years with Hynix Semiconductor in the United States and Korea. His last position was president and Chief Executive Officer of Hynix Semiconductor Manufacturing America and was responsible for the region’s activities, including manufacturing, QRA, engineering and facilities management. Previously in Korea, he served as senior vice president of Hynix Semiconductor Manufacturing Division and vice president of corporate quality and reliability division. He started his career with IBM Corporation in East Fishkill, New York, as a senior associate engineer responsible for semiconductor product quality assurance testing. Mr. Kim holds a bachelor’s degree in electrical engineering from Illinois Institute of Technology, Chicago.
Ng Seng Huwi
     Ng Seng Huwi has served as our Vice President, Human Resources, since July 2003. Mr. Ng is responsible for the overall development and implementation of policies and processes in our company’s human resources management system. Mr. Ng brings with him extensive work experience in a number of large multi-national companies. He joined us from Praxair Inc., where he was vice president of Asia Human Resources with responsibilities that included ensuring organizational effectiveness, improving productivity and managing performance. During his 24-year professional career, Mr. Ng has lived and worked around the world, holding a variety of human resources, engineering and operations positions in global companies, including Schlumberger, Unilever and ICI. Mr. Ng holds a Bachelor of Engineering (Honors) from the University of Aberdeen in Scotland and an MBA from the University of Sheffield, England.
Tan Seng Chai
     Tan Seng Chai has served as our Vice President, Strategy Resources, since July 2003. Mr. Tan has overall responsibility for the coordination of Chartered’s long-term strategic initiatives and serves as the liaison with the management team, as well as the external communication teams. Prior to his appointment, Mr. Tan served as our Vice President, Human Resources from July 1999 to July 2003. He joined our company in April 1996 as a human resource manager. Mr. Tan has more than 17 years of experience in the semiconductor industry. He began his career at National Semiconductor Manufacturer Pte Ltd in 1987 where he held various positions in engineering, production and human resource management. Mr. Tan later joined Creative Technology Ltd in 1994 and prior to joining our company, he was Creative Technology Ltd’s Senior Manager, Human Resource. Mr. Tan holds a Bachelor of Engineering (Honors) from the National

University of Singapore in 1987 and a Master of Science (Industrial and System Engineering) from the National University of Singapore in 1991.

B.	COMPENSATION OF DIRECTORS AND SENIOR MANAGEMENT
     The aggregate compensation we paid to or accrued for all of our directors and senior management for services rendered to us and our subsidiaries during the fiscal years ended December 31, 2004 and 2005 were approximately $3.4 million and $5.2 million, respectively.
     The increase in the aggregate compensation in 2005 was mainly due to the addition of two new staff members to our senior management team, namely Messrs. Seungil Kim and Simon Yang who joined us as Vice President of QRA and Senior Vice President, Chief Technology Officer, respectively and a payment in lieu of notice as well as an ex-gratia payment to Dr. Sun Shih Chung, our Senior Vice President of Technology Development who left our company during 2005. It also included a variable bonus of $0.6 million for the senior management which was declared by the ERCC in February 2006 as recognition for the achievement of key strategic milestones in 2005. No other bonus was paid to our senior management. Our President and Chief Executive Officer does not have a guaranteed minimum annual bonus.
     The table below sets out the compensation paid or proposed to be paid to our directors for services rendered during the fiscal year ended December 31, 2005:

	Salary(1)	Bonus		Others(2)	Director's Fees(3)	Total
	(in $ thousands)
James A. Norling	—	—		—	87	87
Lim Ming Seong(4)	—	—		—	14	14
Chia Song Hwee	406	194	(5)	35	—	635
Sum Soon Lim	—	—		—	40	40
Robert E. La Blanc	—	—		—	50	50
Andre Borrel	—	—		—	56	56
Charles E. Thompson	—	—		—	46	46
Tsugio Makimoto	—	—		—	40	40
Tay Siew Choon	—	—		—	34	34
Peter Seah Lim Huat	—	—		—	40	40
Philip Tan Yuen Fah	—	—		—	41	41
Pasquale Pistorio(6)	—	—		—	15	15

Total as of December 31, 2005	406	194		35	463	1,098

Total as of December 31, 2004	416	—		29	460	905

Notes:

(1)	Base salary (inclusive of employers’ Central Provident Fund, or CPF).

(2)	Allowances (inclusive of employers’ CPF) and others.

(3)	Shareholders’ approval will be sought at our annual general meeting to be held in April 2006 for the payment of our directors’ fees of approximately $462,334 for the fiscal year ended December 31, 2005.

(4)	Mr. Lim Ming Seong retired in April 2005.

(5)	Bonus to be paid in 2006, inclusive of employer CPF contribution and converted to US$ based on average buying rate on January 25, 2006 of S$1.6219 = $1.00.

(6)	Mr. Pasquale Pistorio was appointed a Director to our Board of Directors in May 2005.
     During 2005, we also granted options to purchase 1,700,000 ordinary shares to our directors and senior management. These options were granted under our 1999 Option Plan. The exercise price of these options was S$1.16. The expiration dates of these options range from August 26, 2010 to August 26, 2015, subject to annual vesting requirements. See “Item 6. Directors, Senior Management and Employees — E. Share ownership for Directors and Senior Management” for further details. We also provide our directors and our senior management with customary director or senior management insurance, as appropriate.

     To drive growth and profitability of the company and to motivate our senior management and employees work towards achieving the company’s annual and long-term performance goals, the ERCC has and may, from time to time, introduce compensation schemes such as performance bonus, executive incentive plans and stock-based compensation plans.

C.	BOARD PRACTICES
BOARD COMPOSITION
     Our Articles of Association set the minimum number of directors at two. We currently have 12 directors. A portion of our directors (including our President and Chief Executive Officer) retire by rotation and are re-elected at each annual general meeting of shareholders. The number of directors retiring and eligible to stand for re-election each year varies, but generally, it is equal to one-third of the board, with the directors who have been in office longest since their re-election or appointment standing for re-election. Our contracts with our directors (and also our senior management) do not have fixed expiry dates but can be terminated by either party through notice provisions. None of our directors receive benefits upon termination of their appointment in their capacity as directors. Mr. Lim Ming Seong, our Deputy Chairman of the Board, retired at our annual general meeting of shareholders in April 2005 and did not seek re-election. Mr. Pasquale Pistorio was appointed to our Board of Directors on May 31, 2005 and Mr. Steven H. Hamblin was appointed to our Board of Directors on January 1, 2006. Messrs. Sum Soon Lim and Robert La Blanc will be retiring at our annual general meeting of shareholders to be held on April 26, 2006 and neither will be seeking re-election and re-appointment.
     As of December 31, 2005, Temasek, through its subsidiary, ST Semiconductors, beneficially owned approximately 60.09% of our outstanding ordinary shares. As such, it is able to control actions over many matters requiring approval by our shareholders, including the election of directors.
     Under Nasdaq rules, companies that satisfy the definition of a “Controlled Company” may be exempt from certain regulatory requirements. The regulatory requirements which a “Controlled Company” is exempt from include:
•	the requirement that a majority of Board members must be independent;
•	the requirement that the compensation committee must be comprised solely of independent directors, or that compensation of our senior management must be made by a majority of the independent directors on the full Board; and
•	the requirement that the nomination committee must be comprised solely of independent directors or that nominations must be made by a majority of the independent directors on the full Board.
     A “Controlled Company” is defined as a company of which more than 50% of the voting power is held by an individual, group or another company. As Temasek through its subsidiary owns more than 50% of our outstanding ordinary shares, our company falls under the definition of “Controlled Company” and our Board has resolved to rely on the exemption for a “Controlled Company” as provided under the Nasdaq rules. However, our Board may from time to time review this decision.
     The current Nasdaq rules require that our Audit Committee be comprised solely of independent directors. One of our Audit Committee members, Mr. Sum Soon Lim, does not qualify as an independent director under the Nasdaq rules as he was until December 31, 2005 a corporate advisor to Temasek and prior to that, a corporate advisor to Singapore Technologies Pte Ltd (our then majority shareholder) prior to the cessation of operations of Singapore Technologies Pte Ltd on December 31, 2004 and accepted compensation in excess of $60,000 during each of the last three fiscal years. We had previously relied on an exemption from Nasdaq’s corporate governance rules received from Nasdaq. Nasdaq recently informed our company that the exemption is no longer applicable. Following therefrom, we are relying on the Nasdaq rule which permits one non-independent director to be appointed to the Audit Committee for a period of up to two years if the Board, under exceptional and limited circumstances, determines that membership on the committee by that director is in the best interests of the company and our shareholders. Our Board of Directors has determined that Mr. Sum’s membership on the Audit Committee is in the best interest of the company and our shareholders as he has extensive experience and knowledge of the operations, finance and auditing procedures of our company, having served on our Audit Committee longer than any other member on the committee. Mr. Sum was appointed to our Board in February 1994 and has served on our Audit Committee since January 1996, including as the Chairman of our Audit Committee from January 1996 to August 2002. Mr Sum will be retiring from our Board and our Audit Committee at our 2006 Annual General Meeting in April 2006. Each of our Audit Committee members is an “independent” director, as such term is used in Section 10A-3(m)(3) of the Securities Exchange Act of 1934, or the Exchange Act.
     The Board of Directors held six meetings during the fiscal year ended December 31, 2005, including four regularly scheduled meetings and two special meetings. The Board of Directors also held meetings without senior management in regular sessions which are generally held immediately after a regularly scheduled Board meeting.
Committees of the Board of Directors
Executive Committee
     The Executive Committee of our Board of Directors was established to enable our Board to delegate some of its powers and functions regarding the governing of the affairs of our company and our subsidiaries to the Executive Committee in order to facilitate timely decision-making processes within the limits of authority as determined by our Board. The members of the Executive Committee are Messrs. James A. Norling (chairman), Peter Seah Lim Huat, Tay Siew Choon and Chia Song Hwee. The Executive Committee held one meeting during the fiscal year ended December 31, 2005.
Audit Committee
     The Audit Committee of our Board of Directors consists of five members. The Audit Committee reviews, acts on and reports to the Board of Directors regarding various auditing and accounting matters. In particular, the Audit Committee reviews the financial statements of our company, the scope and results of annual audits (both internal and external), the recommendation of our independent auditors and the response of our company’s management to both the internal and external audits. The Audit Committee meets up at least once a year with the external and internal auditors without the presence of management. It also oversees related party transactions, including all material transactions between us and the Temasek group. In December 2004, the Audit Committee adopted a Whistleblower Program to encourage ethical conduct and facilitate disclosures. In addition, the Audit Committee has also established a Business Ethics and Review Committee to implement and administer our company’s policies on ethical conduct and to receive, retain, investigate and act on complaints and concerns of employees regarding violations of our company’s human resource policies addressing employee business practices and code of ethics.
     The members of the Audit Committee are Messrs. Philip Tan Yuen Fah (chairman), Sum Soon Lim, Robert E. La Blanc, Andre Borrel and Steven H. Hamblin (appointed as of January 1, 2006). The Audit Committee held eight meetings during the fiscal year ended December 31, 2005.
Executive Resource and Compensation Committee
     The ERCC of our Board of Directors oversees executive compensation and development in our company with the goal of building capable and committed management teams through competitive compensation, focused management and progressive policies which can attract, motivate and retain a pool of talented executives to meet our current and future growth plans. The ERCC establishes compensation policies for key executives, approves salary reviews, bonuses and incentives for key executives, approves share incentives, including share options and share ownership for executives, approves key appointments and reviews succession plans for key positions, and oversees the development of key executives and talented executives.
     The members of the ERCC are Messrs. Peter Seah Lim Huat (chairman), James A. Norling, Andre Borrel, Charles E. Thompson, Sum Soon Lim and Tay Siew Choon. The ERCC held five meetings during the fiscal year ended December 31, 2005.
Nominating Committee
     The Nominating Committee, or the NC, of our Board of Directors was established primarily to support and advise our company in ensuring that the Board of our company is comprised of individuals who are best able to discharge their responsibilities as directors having regard to the law and the highest standards of governance. The NC is responsible for recommending suitable candidates to the Board for election as directors of our company focusing, in particular, on candidates who can add value to the management through their contributions in the relevant strategic business areas and who collectively will result in a strong and diverse board.

     The members of the NC in the fiscal year ended December 31, 2005 were Messrs. Peter Seah Lim Huat (chairman), James A. Norling, Andre Borrel, Charles E. Thompson, Sum Soon Lim and Tay Siew Choon. With effect from January 2006, the members of the NC are Messrs. James A. Norling (chairman), Peter Seah Lim Huat, Andre Borrel, Charles E. Thompson, Sum Soon Lim and Tay Siew Choon. The NC held four meetings during the fiscal year ended December 31, 2005.
D.	EMPLOYEES
     As of December 31, 2005, our total staff strength (including employees of our subsidiary, CSP) was 4,073 employees. The following tables sets forth the total number of employees as of the dates indicated by functional responsibility and by geographical locations.

	As of December 31,
Functions	2003	2004	2005
Engineering (Modules, Yield Engineering, Process Integration, Product Engineering, Joint Venture Technology, Metrology)	1,186	1,410	1,677
Manufacturing Operations	890	900	880
Manufacturing Support	591	572	638
Research and Development	225	253	370
Administration, Marketing and Finance	391	471	508

Total	3,283	3,606	4,073

	As of December 31,
Geographical Locations	2003	2004	2005
Singapore	3,161	3,479	3,932
Americas	84	87	104
Europe	17	17	16
Asia-Pacific (other than Singapore)	21	23	21

Total	3,283	3,606	4,073

     As of December 31, 2005, we had a total of 773 temporary employees. The average number of temporary employees in 2005 based on the number of temporary employees at the end of each month end was 588 per month.
     In February 2003, we announced our plans to phase out Fab 1 and to consolidate its business into Fab 2 over an estimated 13-month transition period. The consolidation process was completed as scheduled and Fab 1 ceased operations at the end of March 2004. As a result of our consolidation of business, we redeployed 126 of our Fab 1 employees to work at our other Fabs and released the remaining 363 employees. In connection with the ramp up and commencement of production of Fab 7, we redeployed certain of our employees from our other Fabs to work at Fab 7 and also hired new employees. As of December 31, 2005, Fab 7 had 634 employees, a majority of whom comprise new hires.
     Our employees are not covered by any collective bargaining agreements and are not members of a union. We have not experienced any strikes or work stoppages by our employees. We consider our relationship with our employees to be good.
     We provide our employees with customary compensation and benefit plans, including employee bonus plans, an employee share option plan and an employee share purchase plan. Employees of SMP, our 49% owned affiliate, are eligible to receive option grants under our company’s employee share option plan subject to certain exceptions as provided in the plan. In addition, employees of SMP also participate in an employee share purchase plan with terms substantially similar to the share purchase plan for our employees. Please see “Item 6. Directors, Senior Management and Employees — D. Share Ownership for Directors and Senior Management — Employee Benefit Plans” for a discussion of our share option plan and our share purchase plan.
E.	SHARE OWNERSHIP FOR DIRECTORS AND SENIOR MANAGEMENT
     The following table sets forth certain information with respect to the beneficial ownership of our ordinary shares including ordinary shares held directly or in the form of ADSs for each of our directors and our president and chief executive officer and all of our directors and senior management as a group as of December 31, 2005, based on an aggregate of 2,513,383,969 ordinary shares outstanding as of such date.

	No. of Ordinary
	Shares
Directors	Beneficially Owned(1)
James A. Norling	1,662,631	ö
Chia Song Hwee	4,870,857	÷
Sum Soon Lim	716,166	÷
Robert E. La Blanc	302,470	÷
Andre Borrel	393,608	÷
Charles E. Thompson	312,966	÷
Tsugio Makimoto	256,216	÷
Tay Siew Choon	454,073	ñ	Please see
Peter Seah Lim Huat	240,330	÷	Note (2) below.
Philip Tan Yuen Fah	85,000	÷
Pasquale Pistorio	250,000	÷
All directors and senior management(3) as a group (21 persons))	16,786,939	ø

Notes:

(1)	Gives effect to the ordinary shares issuable within 60 days from December 31, 2005 upon the exercise of all options and other rights beneficially owned by the indicated shareholders on that date. Beneficial ownership is determined in accordance with the rules of the SEC and includes voting and investment power with respect to ordinary shares. Except for 36,000 shares held by James A. Norling and 132,070 shares held by Michael J. Rekuc which are jointly held, the persons named in the table have sole voting and sole investment control with respect to all ordinary shares beneficially owned.

(2)	Less than 1% of our outstanding ordinary shares as of December 31, 2005.

(3)	None of our directors or senior management individually owns 1% or more of our outstanding ordinary shares.
Share Options for Directors
     The following table contains information pertaining to share options held by directors as of December 31, 2005.

Directors	As of December 31, 2005		Exercise Price S$	Exercise Period
James A. Norling	58,609		4.05	28/03/2002 to 28/03/2006
	58,609		4.26	15/08/2002 to 15/08/2006
	58,609		3.46	22/02/2003 to 22/02/2007
	1,172,195		3.88	01/05/2002 to 01/05/2012
	58,609		1.86	30/08/2003 to 30/08/2007
	50,000		0.72	28/02/2004 to 28/02/2008
	60,000		1.10	29/08/2004 to 29/08/2008
	110,000		1.70	27/02/2005 to 27/02/2009
	110,000	*	1.16	26/08/2006 to 26/08/2010

Chia Song Hwee	10,467		1.18	28/10/1997 to 28/10/2006
	20,935		1.00	28/11/1998 to 28/11/2007
	61,704		0.80	30/11/1998 to 29/11/2008
	26,444		0.80	30/04/1999 to 29/04/2009
	234,439		2.86	29/10/1999 to 29/10/2009
	70,331		2.86	29/04/2000 to 29/10/2009
	410,268		14.24	06/04/2001 to 06/04/2010
	527,487		10.12	03/10/2001 to 03/10/2010
	263,743		4.05	28/03/2002 to 28/03/2011
	263,743		4.26	15/08/2002 to 15/08/2011
	234,439		3.46	22/02/2003 to 22/02/2012
	2,344,391		1.86	30/08/2003 to 30/08/2012
	300,000		0.72	28/02/2004 to 28/02/2013
	700,000		1.10	29/08/2004 to 29/08/2013
	1,000,000		1.70	27/02/2005 to 27/02/2014
	220,000		1.02	30/07/2004 to 30/07/2014
	1,000,000	*	1.16	26/08/2006 to 26/08/2015

Directors	As of December 31, 2005		Exercise Price S$	Exercise Period
Sum Soon Lim	46,887		4.05	28/03/2002 to 28/03/2006
	46,887		4.26	15/08/2002 to 15/08/2006
	46,887		3.46	22/02/2003 to 22/02/2007
	46,887		1.86	30/08/2003 to 30/08/2007
	25,000		0.72	28/02/2004 to 28/02/2008
	35,000		1.10	29/08/2004 to 29/08/2008
	60,000		1.70	27/02/2005 to 27/02/2009
	60,000	*	1.16	26/08/2006 to 26/08/2010

Robert E. La Blanc	29,304		4.05	28/03/2002 to 28/03/2006
	29,304		4.26	15/08/2002 to 15/08/2006
	29,304		3.46	22/02/2003 to 22/02/2007
	29,304		1.86	30/08/2003 to 30/08/2007
	25,000		0.72	28/02/2004 to 28/02/2008
	35,000		1.10	29/08/2004 to 29/08/2008
	60,000		1.70	27/02/2005 to 27/02/2009
	60,000	*	1.16	26/08/2006 to 26/08/2010

Andre Borrel	46,887		4.05	28/03/2002 to 28/03/2006
	46,887		4.26	15/08/2002 to 15/08/2006
	46,887		3.46	22/02/2003 to 22/02/2007
	46,887		1.86	30/08/2003 to 30/08/2007
	40,000		0.72	28/02/2004 to 28/02/2008
	45,000		1.10	29/08/2004 to 29/08/2008
	85,000		1.70	27/02/2005 to 27/02/2009
	60,000	*	1.16	26/08/2006 to 26/08/2010

Charles E. Thompson	29,304		4.05	28/03/2002 to 28/03/2006
	29,304		4.26	15/08/2002 to 15/08/2006
	29,304		3.46	22/02/2003 to 22/02/2007
	29,304		1.86	30/08/2003 to 30/08/2007
	25,000		0.72	28/02/2004 to 28/02/2008
	35,000		1.10	29/08/2004 to 29/08/2008
	60,000		1.70	27/02/2005 to 27/02/2009
	60,000	*	1.16	26/08/2006 to 26/08/2010

Tsugio Makimoto	29,304		4.05	28/03/2002 to 28/03/2006
	29,304		4.26	15/08/2002 to 15/08/2006
	29,304		3.46	22/02/2003 to 22/02/2007
	29,304		1.86	30/08/2003 to 30/08/2007
	25,000		0.72	28/02/2004 to 28/02/2008
	35,000		1.10	29/08/2004 to 29/08/2008
	60,000		1.70	27/02/2005 to 27/02/2009
	60,000	*	1.16	26/08/2006 to 26/08/2010

Peter Seah Lim Huat	23,443		3.46	22/02/2003 to 22/02/2007
	46,887		1.86	30/08/2003 to 30/08/2007
	40,000		0.72	28/02/2004 to 28/02/2008
	45,000		1.10	29/08/2004 to 29/08/2008
	85,000		1.70	27/02/2005 to 27/02/2009
	85,000	*	1.16	26/08/2006 to 26/08/2010

Tay Siew Choon	23,443		4.26	15/08/2002 to 15/08/2006
	29,304		3.46	22/02/2003 to 22/02/2007
	234,439		3.88	01/05/2002 to 01/05/2007
	46,887		1.86	30/08/2003 to 30/08/2007
	25,000		0.72	28/02/2004 to 28/02/2008
	35,000		1.10	29/08/2004 to 29/08/2008
	60,000		1.70	27/02/2005 to 27/02/2009
	60,000	*	1.16	26/08/2006 to 26/08/2010

Philip Tan Yuen Fah	85,000		1.70	27/02/2005 to 27/02/2009
	85,000	*	1.16	26/08/2006 to 26/08/2010

Pasquale Pistorio	60,000	*	1.16	26/08/2006 to 26/08/2010

Note:
 * Options that were granted in 2005.

Employee Benefit Plans
Share Option Plan 1999
     On March 30, 1999, we adopted our Share Option Plan 1999, which we refer to as the 1999 Option Plan. The purpose of the plan is to put our company in a competitive position as an employer. Options granted under the 1999 Option Plan may be non-statutory options or incentive stock options intended to qualify under Section 422 of the U.S. Internal Revenue Code of 1986, as amended, or the Code.
     The 1999 Option Plan is administered by the ERCC. Our employees, employees of SMP, our outside directors and consultants are eligible to receive option grants subject to certain exceptions as provided in the 1999 Option Plan. An individual who owns more than 10% of the total combined voting power of all classes of our outstanding shares is not eligible for the grant of options unless:
•	the exercise price of the option is at least 110% of the fair market value of an ordinary share on the date of grant; and
•	in the case of an incentive stock option, such option by its terms is not exercisable after the expiration of five years from the date of grant.
     The aggregate number of ordinary shares that may be issued under the 1999 Option Plan and under any other share incentive and option schemes or agreements may not exceed 227,647,883 ordinary shares, as adjusted from 197,160,000 to give effect to the October 2002 Rights Offering.
     If an outstanding option expires for any reason or is cancelled or otherwise terminated, the ordinary shares allocable to the unexercised portion of such option will again be available for the purposes of the plan and all other share incentive and option schemes approved by the ERCC. The exercise price of an incentive stock option shall not be less than 100% of the fair market value of an ordinary share on the date of grant. In no event will the exercise price for an option be below par value.
     The exercisability of options outstanding under the 1999 Option Plan may be fully or partially accelerated under certain circumstances such as a change in control of our company, as defined in the 1999 Option Plan.
     Each grant under the 1999 Option Plan is evidenced by a share option agreement and the term of options granted may not exceed ten years from the date of grant. If the optionee’s service with us is terminated, the optionee’s outstanding options, to the extent then exercisable, remain exercisable for a specified period (which is based on the reason for the termination) following the date of termination. All options which are not exercisable at the date of termination lapse when the optionee’s service terminates.
     As of December 31, 2005, options to purchase 113,480,367 ordinary shares were issued and outstanding under our 1999 Option Plan, of which options to purchase 24,955,223 ordinary shares were held by our directors and senior management. The exercise prices of all outstanding options range from S$0.69 to S$14.24 and the expiration dates of all options range from March 28, 2006 to November 23, 2015.
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
Employee Share Purchase Plans
     In May 2001, we implemented a Chartered Employee Share Purchase Plan 2001, which we refer to as the Chartered ESPP 2001, and a Share Purchase Plan for Employees of SMP, which we refer to as the SMP ESPP 2001. The purpose of the plans was to put our respective companies in a competitive position as an employer. Employees purchase shares from our respective companies through payroll deductions.
     The aggregate number of shares that were available for purchase under the Chartered ESPP 2001 and the SMP ESPP 2001, was an aggregate number of 11,721,955 shares.
     All available shares under the Chartered ESPP 2001 and the SMP ESPP 2001 were issued and allotted by the end of February 2004, and as a result, both the Chartered ESPP 2001 and the SMP ESPP 2001 were terminated.
     Our Chartered Employee Share Purchase Plan, which we refer to as the Chartered ESPP 2004, and Share Purchase Plan for employees of SMP, which we refer to as the SMP ESPP 2004, were approved by shareholders at our 2004 Annual General Meeting. The aggregate number of ordinary shares that are available for purchase under the Chartered ESPP 2004 and the SMP ESPP 2004, is 30,000,000 ordinary shares with a limit of 3,000,000 ordinary shares per calendar year (and a limit of 1,500,000 ordinary shares per offering period). A total of 2,347,810 ordinary shares were issued in 2005 under the Chartered ESPP 2004 and the SMP ESPP 2004.
Equity Compensation Plan Information as of December 31, 2005

(c)
Number of Securities
	(a)		Remaining Available
	Number of Securities	(b)	for Future Issuance
	to be Issued upon	Weighted-average	under Equity
	Exercise of	Exercise Price of	Compensation Plans
	Outstanding Options,	Outstanding Options,	(Excluding Securities
Plan Category	Warrants and Rights	Warrants and Rights	in Column (a))
Equity compensation plans approved by shareholders	113,480,367	$2.04	90,521,003
Equity compensation plans not approved by shareholders	N.A.*	N.A.*	N.A.*

Total	113,480,367	$2.04	90,521,003

Note:

*	Chartered does not have any equity compensation plans which have not been approved by shareholders.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	MAJOR SHAREHOLDERS
     The following table sets forth certain information with respect to each person or group of affiliated persons who is known by us to beneficially own 5% or more of our ordinary shares as of December 31, 2005 based on an aggregate of 2,513,383,969 ordinary shares outstanding as of such date:

	Ordinary Shares(1)
	Beneficially Owned(2)
Shareholders Holding 5% or More	Number	Percentage
Temasek Holdings (Private) Limited(3)	1,511,831,883	60.15%

Notes:

(1)	The number of ordinary shares listed in this table includes ordinary shares held in the form of ADSs.

(2)	Beneficial ownership is determined in accordance with the rules of the SEC and includes voting and investment power with respect to ordinary shares. Unless otherwise indicated, the persons named in the table have sole voting and sole investment control with respect to all ordinary shares beneficially owned.

(3)	The 1,511,831,883 ordinary shares beneficially owned by Temasek includes (a) the 1,295,324,883 ordinary shares held by ST Semiconductors; (b) the 215,000,000 ordinary shares subject to the terms of a securities lending agreement entered into by ST Semiconductors with a certain financial institution and (c) the 1,507,000 ordinary shares held by other companies within the Temasek group. ST Semiconductors is a wholly-owned subsidiary of Temasek. Temasek may therefore be deemed to beneficially own the shares owned by ST Semiconductors, because it is the parent company of ST Semiconductors.
     As of December 31, 2005, 719,606 of our ordinary shares, representing 0.03% of our outstanding ordinary shares, were held by a total of 109 holders of record with addresses in the U.S. As of the same date, 4,772,080 of our ADSs (representing 47,720,800 ordinary shares), representing 1.90% of our outstanding ordinary shares, were held by a total of 12 registered holders of record with addresses in and outside of the U.S. Since certain of these ordinary shares and ADSs were held by brokers or other nominees, the number of record holders in the U.S. may not be representative of the number of beneficial holders or where the beneficial holders are resident.

B.	RELATED PARTY TRANSACTIONS
The Temasek Group
     As of December 31, 2005, Temasek, through its wholly-owned subsidiary, ST Semiconductors, beneficially owned approximately 60.09% of our outstanding ordinary shares. As a result, Temasek is able to control actions over many matters requiring approval by our shareholders, including the election of directors and approval of significant corporate transactions. Temasek is owned by the Minister for Finance (Incorporated) of Singapore and is an Asia investment company with investments in a range of industries, which include telecommunications and media, financial services, property, transportation and logistics, energy and resources, infrastructure, engineering and technology, as well as pharmaceuticals and biosciences. Mr. Peter Seah Lim Huat is a member of the Temasek Advisory Panel and Mr. Sum Soon Lim was a corporate advisor to Temasek until December 31, 2005.
     Prior to December 31, 2004, Singapore Technologies (then a subsidiary of Temasek) was our substantial shareholder and was a holding company for a group of companies. On December 31, 2004, Temasek, as part of the rationalization plan to manage Temasek’s capital structure more efficiently, acquired all of Singapore Technologies’ interest in our company and pursuant to such restructuring, Singapore Technologies’ holdings were transferred to Temasek.
     We also have contractual and other business relationships with several of Temasek’s affiliates and we may also engage in material transactions with several of Temasek’s affiliates from time to time. Consequently, conflicts of interest may arise between us in certain circumstances.
Financial Support Provided by Singapore Technologies
     Prior to December 31, 2004, we had contracted with Singapore Technologies a majority of our forward purchases of foreign exchange and from time to time, we had also advanced funds to or borrowed funds from Singapore Technologies at interest rates comparable to rates offered by commercial banks in Singapore. We also participated with Singapore Technologies and/or its affiliates in a pooled cash management arrangement managed by a bank where cash balances were pooled and daily cash surpluses or shortfalls were allowed, on a short-term basis, to be lent to or borrowed from other Singapore Technologies affiliates participating in the arrangement at prevailing interbank rates. In addition, we had also placed short-term deposits with Singapore Technologies and/or its affiliates having maturities of less than three months. The interest income received in 2003 and 2004 was $6.7 million and $2.9 million, respectively. Singapore Technologies also provided us with a short-term credit facility. Since December 31, 2004, these activities have discontinued.
     As of December 31, 2004, $28.1 million of our debt was guaranteed by Singapore Technologies and as of December 31, 2005, none of our debt was guaranteed by Singapore Technologies.
Corporate Services Provided by Singapore Technologies
     Prior to December 31, 2004, we had a service agreement with Singapore Technologies pursuant to which it provided us with management and corporate support services such as treasury, cash management, internal audit, training and executive resources, information technology, bank guarantees and provision of standby credit facilities. In return for those services, support and benefits, we paid Singapore Technologies an annual management fee based on a service based fee arrangement. The management fee was itemized to allow us to compare them with similar services provided by unrelated third parties. In addition, we reimbursed Singapore Technologies for the third-party costs and expenses it incurred on our behalf. Since December 31, 2004, the service agreement with Singapore Technologies was terminated and we now perform these services internally or directly contract with other service providers.
     In 2003 and 2004, management fees with Singapore Technologies amounted to $3.4 million and $2.7 million, respectively. There were no management fees payable to Singapore Technologies in 2005 as our service agreement with Singapore Technologies was terminated since December 31, 2004. We also reimbursed Singapore Technologies for costs and expenses incurred on our behalf, principally certain of our payroll expenses paid through Singapore Technologies. Such reimbursements totaled $8.5 million and $7.1 million in 2003 and 2004, respectively. There were no such reimbursements in 2005.

Other Transactions
     In 2005, we transacted business with affiliates of Temasek in the normal course of our respective businesses.
     We paid STATS ChipPAC $13.5 million, $19.1 million and $12.9 million in 2003, 2004 and 2005 respectively, for services rendered in those years. We also paid other affiliates of Temasek $1.4 million, $2.2 million and $0.9 million in 2003, 2004 and 2005, respectively, for services rendered in those years. We purchased $0.2 million, $0.4 million and $4.0 million in assets from affiliates of Temasek in 2003, 2004 and 2005, respectively. These transactions were in the normal course of business.
     Our company previously operated Fab 1, which ceased operations at the end of March 2004, on land leased from Ascendas. Our company has sold and transferred its leasehold interest in respect of Fab 1 and the plant and equipment located in the property to Amkor Technology Pte Ltd for a total consideration of $6.5 million. The transaction was completed in January 2006.
     Fabs 2 and 3 and our corporate offices are located on land which we lease from Terra which in turn leases the land from JTC. These leases run until 2024 with conditional options to extend for another 30 years. The sub-leases for Fab 2 and Fab 3 require us to make rental payments to Terra at rates equal to the rent paid by Terra to JTC for the subject land through 2024.
     The site slurry treatment plant for fabs 2 and 3 is also located on land which we lease from Terra, which in turn leases the land from JTC. This lease runs until 2030 with a conditional option to extend for another 30 years. Our company is required to make rental payments to Terra at rates equal to the rent paid by Terra to JTC for the subject land through 2030.
     CSP leases the land on which Fab 6 is located from Terra, which in turn leases it from JTC. The lease runs until 2027 with a conditional option to extend for an additional 30 years. CSP is required to make rental payments to Terra at rates equal to the rent paid by Terra to JTC for the subject land through 2027.
     Fab 7 is located on land which we lease from Terra which in turn leases the land from JTC. The JTC lease runs until 2030 with a conditional option to extend for an additional 30 years. Our company is required to make rental payments to Terra at rates equal to the rent paid by Terra to JTC for the subject land through 2030.
     Lease payments in respect of the leases described above for the years ended December 31, 2003, 2004 and 2005 were approximately $2.8 million, $2.8 million and $2.7 million, respectively.
     We also engaged in transactions with other companies directly or indirectly controlled by Temasek in the ordinary course of business. These transactions, such as phone services from Singapore Telecommunications and airline tickets from Singapore Airlines, are on customary terms and conditions and are generally not subject to review by the Audit Committee.

C.	INTERESTS OF EXPERTS AND COUNSEL
Not applicable.

ITEM 8.	FINANCIAL INFORMATION

A.	CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION
Please see “Item 18. Financial Statements” for a list of financial statements filed under Item 17.
Export Sales
Please see “Item 4. Information On Our Company — B. Business Overview — Customers and Markets.”

Dividend Policy
     In December 1995 and January 1997, we paid a cash dividend on our ordinary shares in an amount equivalent to $87,000 and $93,000, respectively, for the purpose of qualifying our ordinary shares as “trustee stock” eligible for investment by account holders of the CPF, a mandatory employee pension plan administered by the Government of Singapore. Except for these dividends, we have not, since our inception, declared or paid any cash dividends on our ordinary shares. We do not currently anticipate paying any cash dividends for 2005. We may, by ordinary resolution, declare dividends at a general meeting, but we may not pay dividends in excess of the amount recommended by our Board of Directors. Our Board of Directors may also declare interim dividends without seeking shareholder approval. We must pay all dividends out of our profits or pursuant to Section 69 of the Companies Act, Chapter 50 of Singapore, or the Companies Act. In making its recommendation, our Board of Directors will consider, among other things, our future earnings, operations, capital requirements and general financial condition, as well as general business conditions and other factors which our Board of Directors may determine are appropriate. Some of our loan agreements restrict the payment of dividends without the prior consent of the lender. We currently intend to retain future earnings, if any, to finance expansion of our business.
Legal Proceedings
     As of December 31, 2005, we are not involved in any legal proceedings that we believe would be significantly harmful to our company.

B.	SIGNIFICANT CHANGES
     There have been no significant subsequent events following the close of the last financial year up to the date of this document that are known to us and require disclosure in this document for which disclosure was not made in this document.

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
(a)	Annual high and low market prices

	Nasdaq
	High	Low
January 1, through December 31, 2001	$32.37	$14.72
January 1, through December 31, 2002	$27.10	$3.94
January 1, through December 31, 2003	$11.00	$3.48
January 1, through December 31, 2004	$11.35	$5.76
January 1, through December 31, 2005	$9.01	$5.52

Singapore Exchange
	High	Low
January 1, through December 31, 2001	S$5.46	S$2.59
January 1, through December 31, 2002	S$4.81	S$0.71
January 1, through December 31, 2003	S$1.93	S$0.63
January 1, through December 31, 2004	S$1.89	S$0.92
January 1, through December 31, 2005	S$1.44	S$0.92

(b)	Quarterly high and low market prices

	Nasdaq
	High	Low
January 1, through March 31, 2004	$11.35	$8.50
April 1, through June 30, 2004	$10.55	$7.54
July 1, through September 30, 2004	$8.13	$5.80
October 1, through December 31, 2004	$6.65	$5.76
January 1, through March 31, 2005	$7.37	$5.62
April 1, through June 30, 2005	$8.21	$5.56
July 1, through September 30, 2005	$9.01	$6.58
October 1, through December 31, 2005	$7.90	$5.52

Singapore Exchange
	High	Low
January 1, through March 31, 2004	S$1.89	S$1.49
April 1, through June 30, 2004	S$1.76	S$1.33
July 1, through September 30, 2004	S$1.40	S$1.01
October 1, through December 31, 2004	S$1.11	S$0.92
January 1, through March 31, 2005	S$1.20	S$0.92
April 1, through June 30, 2005	S$1.35	S$0.93
July 1, through September 30, 2005	S$1.44	S$1.10
October 1, through December 31, 2005	S$1.34	S$0.95
(c)	Monthly high and low market prices

	Nasdaq
	High	Low
September 1, through September 30, 2005	$7.16	$6.58
October 1, through October 31, 2005	$6.88	$5.52
November 1, through November 30, 2005	$7.51	$6.26
December 1, through December 31, 2005	$7.90	$6.94
January 1, through January 31, 2006	$8.52	$7.60
February 1, through February 28, 2006	$8.60	$8.09

Singapore Exchange
	High	Low
September 1, through September 30, 2005	S$1.21	S$1.12
October 1, through October 31, 2005	S$1.16	S$0.95
November 1, through November 30, 2005	S$1.24	S$1.07
December 1, through December 31, 2005	S$1.34	S$1.16
January 1, through January 31, 2006	S$1.40	S$1.26
February 1, through February 28, 2006	S$1.39	S$1.33
     The last reported sale price of the ADSs as quoted on Nasdaq on February 28, 2006 was $8.16 per ADS. The last reported sale price of the ordinary shares as quoted on the Singapore Exchange on February 28, 2006 was S$1.35 per ordinary share.
     Please see “Item 3. Key Information — D. Risk Factors — Risks Related to Our Securities and Our Trading Market” regarding the nature of the trading market for our ADSs and ordinary shares.

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
Shares
     We have two classes of shares — ordinary shares and convertible redeemable preference shares, or preference shares. As of December 31, 2005, there are 2,513,383,969 ordinary shares and 30,000 preference shares issued and allotted by our company.
     Until January 30, 2006, our company’s ordinary shares had a par value of S$0.26 and each preference share had a par value of US$0.01 each. The Companies (Amendment) Act 2005, or Companies Amendment Act, which came into effect on January 30, 2006, abolished the concept of “par value” and “authorized capital.” As such, as of January 30, 2006, the shares of our company have no par or nominal value.
New ordinary shares
     New ordinary shares may only be issued with the prior approval in a general meeting of shareholders of our ordinary shares, or ordinary shareholders. The approval, if granted, will lapse at the conclusion of the annual general meeting following the date on which the approval was granted or the date by which such annual general meeting is required to be held, whichever is earlier. Our ordinary shareholders have given us general authority to issue any remaining approved but unissued ordinary shares prior to our next annual general meeting. Subject to the foregoing, the provisions of the Companies Act and any special rights attached to any shares currently issued, all new ordinary shares are under the control of our Board of Directors who may allot and issue the same with such rights and restrictions as it may think fit, provided that new ordinary shares may not be issued to transfer a controlling interest in our company without the prior approval in general meeting of our shareholders. Our ordinary shareholders are not entitled to pre-emptive rights under our Articles of Association.
     Our Directors may make calls upon our shareholders in respect of any moneys unpaid on their shares but subject to the terms of issue of such shares. This call right does not apply to our currently outstanding ordinary shares, all of which are fully paid.
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
Convertible redeemable preference shares
     Pursuant to a special resolution of our ordinary shareholders obtained on August 17, 2005, we amended our Articles of Association to facilitate the issuance of preference shares. The preference shares rank, with respect to rights upon liquidation, winding up or dissolution as follows:
•	junior to all our existing and future debt obligations;
•	junior to each class of our shares the terms of which provide that such class will rank senior to the preference shares as regards repayment of amounts paid up or credited as paid up on such class of shares;
•	on a parity with any class of our shares that has terms which provide that such class will rank on a parity with the preference shares as regards repayment of amounts paid up or credited as paid up on such class of shares; and
•	senior to our ordinary shares (including those represented by ADSs) and to any class of our shares that has terms which provide that such class will rank junior to the preference shares as regards payment of amounts paid up or credited as paid up on such class of shares.
General meetings of shareholders
     We are required to hold an annual general meeting every year. Our Board of Directors may convene an extraordinary general meeting whenever it thinks fit and must do so if shareholders representing not less than 10% of the total voting rights of all ordinary shareholders request in writing that such a meeting be held. In addition, two or more ordinary shareholders holding not less than 10% of our issued share capital may call a meeting. Unless otherwise required by law or by our Articles of Association, voting at general meetings is by ordinary resolution, requiring an affirmative vote of a simple majority of the votes cast at that meeting. An ordinary resolution suffices, for example, for the appointment of directors. A special resolution, requiring the affirmative vote of at least 75% of the votes cast at the meeting, is necessary for certain matters under Singapore law, including the voluntary winding up of the company, amendments to our Memorandum and Articles of Association, a change of our corporate name and a reduction in our share capital. We must give at least 21 days’ notice in writing for every general meeting convened for the purpose of passing a special resolution. Ordinary resolutions generally require at least 14 days’ notice in writing. The notice must be given to every shareholder who has supplied us with an address in Singapore for the giving of notices and must set forth the place, the day and the hour of the meeting and, in the case of special business, the general nature of that business.
Voting rights
     An ordinary shareholder is entitled to attend, speak and vote at any general meeting, in person or by proxy. A proxy need not be a shareholder. A person who holds ordinary shares through the book-entry clearance system maintained by The Central Depository (Pte) Limited, or CDP, is entitled to vote at a general meeting as a shareholder if his name appears on the depository register maintained by CDP 48 hours before the general meeting. Except as otherwise provided under our Articles of Association, two or more shareholders holding at least 33 1/3% of our issued and fully paid up ordinary shares must be present in person or by proxy to constitute a quorum at any general meeting. Under our Articles of Association, on a show of hands, every ordinary shareholder present in person and each proxy shall have one vote, and on a poll, every ordinary shareholder present in person or by proxy shall have one vote for each ordinary share held. A poll may be demanded in certain circumstances, including by the chairman of the meeting or by any ordinary shareholder present in person or by proxy and entitled to vote.
     Holders of our preference shares, or preference shareholders, are entitled to receive copies of our reports, accounts, circulars and notes of general meetings sent to our ordinary shareholders. Preference shareholders are entitled to attend, speak and vote at any class meeting of the preference shareholders, in person or by proxy, but they are not entitled to attend, speak or vote at our general meetings. A proxy need not be a shareholder. However, the preference shareholders are only entitled to attend and vote (but not speak) at those meetings, in person or by proxy, where at least one of the proposed resolutions is either in respect of amending the rights of the preference shareholders or in respect of our winding-up and such vote is restricted to those resolutions that pertain to the election of the chairman of such meeting, amendment of the rights of the preference shareholders, to our winding-up or any motion for adjournment of such meeting. Under our Articles of Association, at class meetings of the preference shareholders or general meetings where the preference shareholders are entitled to attend and vote, on a show of hands, every preference shareholder present in person and each proxy shall have one vote, and on a poll, every preference shareholder present in person or by proxy shall have one vote for each ordinary share into which each preference share held by such preference shareholder would have been converted if the Conversion Date for such preference share were the date 48 hours preceding the date of such class meeting or general meeting.
Dividends
     We may, by ordinary resolution of our ordinary shareholders, declare dividends at a general meeting, but we may not pay dividends in excess of the amount recommended by our Board of Directors. We must pay all dividends out of our profits. Our Board of Directors may also declare interim dividends without seeking shareholder approval. All dividends are paid pro rata among the ordinary shareholders in proportion to the amount paid up on each ordinary shareholder’s ordinary shares, unless the rights attaching to an issue of any ordinary share provide otherwise. Unless otherwise directed, dividends are paid by cheque or warrant sent through the post to each shareholder at his registered address. Notwithstanding the foregoing, our payment to CDP of any dividend payable to an ordinary shareholder whose name is entered in the depository register shall, to the extent of payment made to CDP, discharge us from any liability to that shareholder in respect of that payment.
     Our preference shareholders are not entitled to receive any dividends, regardless of whether dividends are paid to our ordinary shareholders.
Bonus and rights issue
     Our Board of Directors may, with the approval of our ordinary shareholders at a general meeting, capitalize any reserves or profits (including profit or monies carried and standing to any reserve account) and distribute the same as bonus shares credited as paid up to the shareholders in proportion to their shareholdings. Our Board of Directors may also issue rights to take up additional ordinary shares to ordinary shareholders in proportion to their shareholdings. Such rights are subject to any conditions attached to such issue and the regulations of any stock exchanges on which we are listed.
Liquidation or other return of capital
     Preference shareholders, upon our liquidation will be entitled to payment, out of our assets available for distribution to our shareholders (ordinary or otherwise), of $10,000 per preference share. After payment in full of the liquidation preference, preference shareholders will not be entitled to any further participation in any distribution of our assets. If, upon our liquidation, the amounts payable with respect to preference shares and all other shares that have terms which provide that such shares will rank on a parity with the preference shares are not paid in full, preference shareholders and the holders of such parity shares will share equally and ratably in any distribution of our assets in proportion to the full liquidation preference to which each such holder is entitled.
     If our company liquidates or in the event of any other return of capital, holders of ordinary shares will be entitled to participate in the distribution of any surplus assets (including after paying the preference share liquidation preference) in proportion to their shareholdings.
Redemption of preference shares
     Under our Articles of Association, we are required to redeem, out of funds legally available for such redemption, each preference share on the maturity date, which is August 17, 2010, at the redemption amount in accordance with all applicable law and the provisions of our Articles of Association, unless earlier redeemed, converted or purchased and cancelled by our company. In addition, we may at any time prior to the maturity date redeem the preference shares at the early redemption price under the following circumstances:

•	Tax call
If we determine that, as a result of:
•	any change in or amendment to the laws or regulations of Singapore or any authority of or in Singapore having power to tax, or rulings promulgated under any such laws or regulations by any authority of or in Singapore having power to tax, or
•	any change in the general application or official or judicial interpretation of any such laws, regulations or rulings, or
•	any change in the application or official or judicial interpretation of, or any execution or amendment to, any treaty or treaties affecting taxation to which Singapore is a party, which change, execution or amendment, in each case, becomes effective on or after August 17, 2005, the date on which the preference shares are first allotted and issued, we will be required to pay additional amounts with respect to the preference shares (notwithstanding the foregoing, we may not redeem those preference shares, the holders of which have irrevocably waived their rights to such additional amounts at least seven business days prior to such redemption), we will have the option to redeem in whole, but not in part, the outstanding preference shares at the early redemption price.
•	Clean-up call
If at least 95% of the preference shares originally issued have been converted, redeemed or purchased and cancelled, we will have the option to redeem in whole, but not in part, the outstanding preference shares at the early redemption price.
•	Optional call redemption
We may, at any time on or after August 17, 2007, redeem the preference shares in whole or in part at any time, at the early redemption price, if the closing sale price of our ordinary shares on the Singapore Exchange for any 20 trading days (translated in U.S. dollars at the U.S. dollar / Singapore dollar noon buying rate in New York on each such day, as certified for customs purposes by the Federal Reserve Bank of New York) in any 45 consecutive calendar day period ending not more than five business days prior to the date on which notice of such redemption is given, is at least 125% of the conversion price per ordinary share, in each case as adjusted through, and effective on, such notice date.
     The early redemption price and the closing sale price is defined in our Articles of Association.
     In addition, if a specified fundamental change event occurs before the close of business on the seventh business day prior to maturity or early redemption, the preference shareholders may under certain circumstances require our company to redeem all or any of the preference shares at the early redemption price per preference share.
     Our preference shareholders will not have the right to require our company to redeem any preference shares if a fundamental change occurs as defined in Article 4A.8(2)(b), (c) and (d) of our Articles of Association.
     Singapore law restricts our ability to redeem our preference shares, as described in our Articles of Association.
Conversion rights of Preference Shareholders
     Our preference shareholders may convert all or any of the preference shares that they hold into either ordinary shares or ADSs during hours as may be agreed between our company and the appointed conversion agent on any business day during the conversion period:
•	commencing on September 26, 2005; and
•	ending on the date falling seven business days prior to the earlier of:
•	in the case of any preference share called for redemption, the date fixed for such redemption unless our company shall default in making the redemption payment, provided that in no event shall any such conversion right extend beyond the maturity date; or
•	the maturity date.
     The conversion price will be a price expressed in U.S. dollars per ordinary share. The initial conversion price per ordinary share will be determined by multiplying (1) the sum of the conversion premium, 20%, plus 100%, by (2) the reference share price (converted to U.S. dollars). The reference share price is defined in our Articles of Association. The conversion price is subject to adjustments in certain circumstances prescribed in our Articles of Association.

Limitations on rights to hold or vote shares
     Except as described in “— Voting Rights” above, there are no limitations imposed under our Articles of Association on the rights of ordinary shareholders who are non-resident in Singapore to hold or exercise voting rights attached to ordinary shares.
Provisions discriminating against any existing or prospective holder of shares
     There are no provisions under our Articles of Association discriminating against any existing or prospective holder of shares as a result of a shareholder owning a substantial number of shares.
Take-overs
     The Singapore Code on Take-overs and Mergers, or the Take-Over Code, regulates the acquisition of, among others, ordinary shares of public companies and contains certain provisions that may delay, deter or prevent a future take-over or change in control of our company. Any person acquiring an interest, either on his own or together with parties acting in concert with him, in 30% or more of our voting shares or, if such person holds, either on his own or together with parties acting in concert with him, between 30% and 50% (both inclusive) of our voting shares, and acquires additional voting shares representing more than 1% of our voting shares in any six-month period, may be required to extend a take-over offer for the remaining voting shares in accordance with the provisions of the Take-Over Code.
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

Substantial shareholdings
     The Companies Act and the Securities and Futures Act, Chapter 289 of Singapore require the substantial shareholders of our company to give notice to our company and the Singapore Exchange, including particulars of their interest and the circumstances by reason of which they have such interest, within two business days of their becoming substantial shareholders of our company and of any change in the percentage level of their interest.
     Under the Companies Act, a person has a substantial shareholding in our company if he has an interest (or interests) in one or more voting shares in our company and the total votes attached to that share, or those shares, is not less than 5% of the total votes attached to all the voting shares in our company.
     “Percentage level”, in relation to a substantial shareholder, means the percentage figure ascertained by expressing the total votes attached to our voting shares in which the substantial shareholder has an interest or interests immediately before or (as the case may be) immediately after the relevant time as a percentage of the total votes attached to all the voting shares in our company, and, if it is not a whole number, rounding that figure down to the next whole number.
Minority rights
     The rights of minority shareholders of Singapore-incorporated companies are protected under Section 216 of the Companies Act, which gives the Singapore courts a general power to make any order, upon application by any shareholder of our company, as they think fit to remedy any of the following situations:

•	if the affairs of our company are being conducted or the powers of our Board of Directors are being exercised in a manner oppressive to, or in disregard of the interests of, one or more of our shareholders; or
•	if our company takes an action, or threatens to take an action, or our shareholders pass a resolution, or propose to pass a resolution, which unfairly discriminates against, or is otherwise prejudicial to, one or more of our shareholders, including the applicant.
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
     The following is a summary of each contract that is material to us and which was entered into by us in the last two years. These agreements are also listed in “Item 19 — Exhibits.”
(a) Loan and financing agreements
CSP Loan Agreements
     CSP entered into a loan agreement with a syndicate of banks and ABN Amro Bank N.V., Singapore Branch, as agent in September 2000 for an amount of up to $820 million. We refer to this loan agreement as the CSP Second Phase Credit Agreement. On September 18, 2003, CSP entered into a Supplemental Agreement to the Second Phase Credit Agreement to extend the availability period of the loan for a further one year period (see “Item 19. Exhibits — Exhibit 4.1.2”).
     In 2002, we sought consents from one or more of our lenders and several of CSP’s lenders to allow us to substantially increase CSP’s net worth to enable CSP to satisfy a total debt to net worth ratio for the CSP

Second Phase Credit Agreement. Such increase in CSP’s net worth was effected by converting amounts payable by CSP to us into a loan from us to CSP, which we refer to as the Chartered Loan.
     In obtaining the consents, the CSP Second Phase Credit Agreement was amended to provide for the subordination of the amount of the Chartered Loan to the amounts due by CSP to its other lenders. For a copy of the Letter Agreement incorporating the Subordination Agreement (see “Item 19. Exhibits — Exhibit 4.1.4,”) and for a copy of the Subordination Agreement (see “Item 19. Exhibits — Exhibit 4.1.3.”)
Chartered Loan Agreements
EXIM Loan
     On December 23, 2004, we entered into a facility agreement as borrower with JPMorgan Chase Bank, N.A, or JP Morgan, as lender, Export-Import Bank of the United States, or Exim, and JP Morgan as facility agent (see “Item 19. Exhibits — Exhibit 4.5”). Pursuant to this agreement, we secured a $653 million term loan facility from JP Morgan, guaranteed by Exim. The facility is divided into two tranches, has an availability period of between two to four years, and each tranche will be repaid over a period of five years.
SMBC/OCBC Term Loan
     On December 23, 2004, we entered into a facility agreement as borrower with Sumitomo Mitsui Banking Corporation, or SMBC, and Oversea-Chinese Banking Corporation Limited, or OCBC, as lenders and arrangers, pursuant to which the lenders have agreed to provide us with a $200 million term loan facility (with a $100 million green-shoe option) (see “Item 19. Exhibits — Exhibit 4.6”). The $100 million green-shoe option was subsequently subscribed by ABN AMRO Bank, United Overseas Bank and Deutsche Bank. As of December 31, 2005, the entire $300 million loan facility, which includes the $100 million green-shoe option, has been fully drawn down. The repayment period will commence from the end of the 30th month from the date of the first draw down, and the amount drawn down is to be repaid in six equal semi-annual installments.
BOA Term Loan
     On December 22, 2004, we entered into a facility agreement as borrower with Bank of America, or BOA as lender, pursuant to which BOA has agreed to provide us with a $50 million term loan facility (see “Item 19. Exhibits — Exhibit 4.8”). The facility has an availability period of three months from the date of the facility agreement, and is repayable as a lump sum repayment 36 months after the date of the facility agreement.
Goldman Sachs International
     In August 2004, we entered into a bilateral option transaction with Goldman Sachs International, as counter-party, to pro-actively manage our Convertible Notes due April 2, 2006 (see “Item 19. Exhibits — Exhibit 4.9”). Under the transaction, we have a choice of physical or cash settlement. Goldman Sachs International may purchase 214,800,000 of our ordinary shares at $0.93 per share and the option to purchase these shares is exercisable by Goldman Sachs International from January 2, 2005 and will expire on April 2, 2006, matching the maturity date of the Convertible Notes. As of December 31, 2005, Goldman Sachs International had not exercise its rights under the option transaction.
5.75% senior notes due 2010 and 6.375% senior notes due 2015
     In July 2005, we issued $375 million of 5.75% senior notes due 2010 and $250 million of 6.375% senior notes due 2015. These senior notes are our unsecured, senior and unsubordinated obligations. The senior notes, however, will be effectively subordinated to the indebtedness and other liabilities of our subsidiaries and joint ventures and any of our secured obligations with respect to assets that secure such obligations. The 5.75% senior notes due 2010 will mature on August 3, 2010, with interest at the rate of 5.75% per annum payable semi-annually on February 3 and August 3 of each year, commencing February 3, 2006. The 6.375% senior notes due 2016 will mature on August 3, 2015, with interest at the rate of 6.375% per annum payable semi-annually on February 3, and August 3 of each year, commencing on February 3, 2006. We will pay 100% of the principal amount of the senior notes, together with any accrued and unpaid interest, on their respective maturity dates.
     In the event we determine that, as a result of any change in or amendment to the laws or regulations of Singapore, we have been or will be required to pay additional amounts, we may, at our option, redeem each series of these senior notes at a redemption price equal to the principal amount, plus any accrued and unpaid interest to the redemption date.
     Upon the occurrence of specified change of control events, holders of these senior notes may require us to repurchase all or any part of their senior notes at a repayment price equal to 101% of the principal amount, plus any accrued and unpaid interest at the time of the repayment.
     Subject to certain exceptions, we and our material subsidiaries are restricted in creating or permitting the subsistence of any security interest upon any property or assets to secure the repayment of, or any guarantee or indemnity in respect of, any indebtedness.
(b) Strategic business alliances
CSP
     Our subsidiary, CSP, is a joint venture established in March 1997 among Chartered, EDB Investments, Agilent Technologies Europe B.V. (previously Hewlett-Packard Europe B.V.), and Singapex. As of December 31, 2005, the equity interests of CSP was held as follows: Chartered (51%), EDB Investments (26.5%), Agilent Technologies Europe B.V. (15%) and Singapex (7.5%).
     As part of Agilent Technologies Inc.’s strategy that led to Agilent Technologies Europe B.V. reducing its ownership in CSP from 30% to 15% in October 2001, Agilent Technologies Europe B.V. relinquished the voting rights of its nominees on the Board of Directors of CSP. The parties entered into Amendment Agreement No. 1 dated January 31, 2002 to the Restated Joint Venture Agreement dated October 23, 2001 to effect such change.
     As part of Agilent Technologies, Inc’s restructuring in 2005, Agilent Technologies Europe B.V. has, in January 2006, transferred its entire shareholding in the capital of CSP to Avago and, as such, Avago has in January 2006 replaced Agilent Technologies Europe B.V. as a 15% shareholder of CSP and party to the joint venture agreement (see “Item 19. Exhibits — 4.10.3”).
SMP
     We entered into a Joint Venture Agreement with Lucent Technologies Microelectronics Pte. Ltd., now known as Agere Systems Singapore, to form the SMP strategic alliance relating to the joint ownership of Fab 5. In September 2004, we entered into a Supplemental Agreement to the Joint Venture Agreement to provide that SMP can pay dividends out of the profits of the venture determined on a year to year basis rather than a cumulative basis as previously was the case. In January 2005, we entered into a Second Supplemental Agreement to the Joint Venture Agreement to clarify a provision under the Joint Venture Agreement relating to billings in the event of cumulative losses in SMP (see “Item 19. Exhibits — Exhibit 4.11.3”).
     As part of the SMP strategic alliance, we also entered into a License and Technology Transfer Agreement with SMP and Lucent Technologies Microelectronics Pte. Ltd. This agreement has been amended several times, with the last amendment made on July 1, 2003 (see “Item 19. Exhibits — Exhibit 4.11.10”) to provide for additional process technologies to be transferred. For a summary of this arrangement, see “Item 4. Information on Our Company — B. Business Overview — Strategic Business and Technology Alliances — Silicon Manufacturing Partners”).

(c) Technology transfer, licenses, joint development and other related agreements
Agere Systems
     We entered into a Technology Transfer Agreement with Lucent Technologies Inc., now known as Agere Systems Inc. in February 1998 to transfer technology to one another. Under this Agreement, Lucent and our company transferred to one another 0.25um process technology. The agreement has been amended several times, with the last amendment made on March 28, 2002 (see “Item 19. Exhibits — Exhibit 4.12.4”), for the purpose of updating the list of process technologies transferred to one another.
     We also entered into a Patent License Agreement with Agere Systems Inc. in January 1998 which was amended in 2000. Under this Agreement, Agere Systems Inc. and our company granted to one another a license to use certain of each other’s patents and for us to provide wafer capacity to Agere Systems Inc. in lieu of royalty payments for the use of Agere Systems Inc.’s patents.
     In September 2002, we entered into a Letter Agreement with Agere Systems Inc. (see “Item 19. Exhibits — Exhibit 4.12.7”), where in exchange for our agreement to waive Agere Systems Inc.’s capacity shortfall fees under our manufacturing agreement with them, Agere Systems Inc. agreed to treat our royalty obligations under the patent license agreement with Agere Systems Inc. as satisfied until such time as Agere Systems Inc.’s ownership interest in SMP falls below 49%. Thereafter, the existing provisions in the patent license agreement allowing us to offset royalty payments in exchange for the provision of short and long term flexibility in wafer capacity to Agere Systems Inc. continue to apply.
IBM
     We entered into a Patent Cross-License Agreement with IBM dated January 1, 2001 (see “Item 19. Exhibits — Exhibit 4.14.1”) . Under this agreement, IBM and our company granted to one another a license to use certain of each other’s patents. This agreement was amended effective as of November 26, 2002, to expand the scope of the licenses and to extend the term of the licenses granted to each party (see “Item 19. Exhibits — Exhibit 4.14.2”).
     Effective as of November 26, 2002, we entered into the following agreements with IBM: “SF” Process Development and Cost Sharing Agreement (see “Item 19. Exhibits — Exhibit 4.14.3”), Copper/Related FEOL Technology License Agreement (see “Item 19. Exhibits — Exhibit 4.14.4”) and Refundable Cross Deposit Agreement (see “Item 19. Exhibits — Exhibit 4.14.12”).
     The “SF” Process Development and Cost Sharing Agreement provides for the development of 90nm and 65nm logic processes on 300-mm silicon wafers. Effective as of March 9, 2004, the “SF” Process Development and Cost Sharing Agreement was amended and restated to address certain matters between the parties pertaining to the “SF” Process 65nm/45nm Development and Cost Sharing Agreement which the parties entered into together with Infineon and Samsung (see “Item 19. Exhibits — Exhibit 4.14.7”). The “SF” Process Development and Cost Sharing Agreement was further amended effective as of November 5, 2004 to expand the parties’ agreement with regard to design kit models for the 300-mm Wafer 90nm Bulk CMOS Process Development Project under the “SF” Process Development and Cost Sharing Agreement, as previously amended and the coordination of related activities (see “Item 19. Exhibits — 4.14.8”). On December 15, 2004, the “SF” Process Development and Cost Sharing Agreement was further amended to extend parties’ collaboration to include 45nm technologies (see Item 19. Exhibits — Exhibit 4.14.11”). Effective as of June 3, 2005, the “SF” Process Development and Cost Sharing Agreement was further amended and restated to include development of design enablement for certain other 90nm technologies as described in the agreement as well as to broaden the scope of the license (see Item 19. Exhibits — Exhibit 4.14.10”).
     Under the Copper/Related FEOL Technology License Agreement, IBM transferred and licensed to Chartered certain know-how and skills relating to certain copper back end of line and related front end of line techniques. Under the Refundable Cross Deposit Agreement, each of IBM and Chartered would deposit certain funds with the other party to secure certain manufacturing capacity in each other’s facility. In addition, effective as of December 19, 2003, a Supplemental Agreement to the Refundable Cross Deposit Agreement was entered into to revise some of the terms relating to the deposit and pricing of the goods sold by Chartered to IBM (see “Item 19. Exhibits — Exhibit 4.14.13”).

IBM, Infineon and Samsung
     As of March 5, 2004, we extended the “SF” Process 65nm/45nm Development and Cost Sharing Agreement” with IBM and Infineon to include Samsung (see “Item 19. Exhibits — Exhibit 4.15”). This agreement replaces and is in substitution of the “SF” Process 65nm/45nm Development and Cost Sharing Agreement dated June 26, 2003 by and amongst IBM, Infineon and Chartered. For more information on this agreement with IBM, Infineon and Samsung, please see “Item 4. Information on Our Company — B. Business Overview — Research and Development.”
Motorola
     We entered into a Patent License Agreement with Motorola Inc., or Motorola, dated July 1, 2003 (see “Item 19. Exhibits — Exhibit 4.16”). Under this Agreement, Motorola and our company granted to one another a license to use certain of each other’s patents.
(d) Leases
     Please see “Item 4. Information On Our Company — D. Property, Plant and Equipment — Leases” for information on our leases.
D.	EXCHANGE CONTROLS
     Currently, no exchange control restrictions exist in Singapore. There are no provisions under Singapore law or under our Articles of Association that limit our ADS holders’ ability to exercise their voting rights. However, under the deposit agreement for the ADSs, there may be practical limitations upon the ability of our ADS holders to exercise their voting rights. Please see “Item 3. Key Information — D. Risk Factors — Risks Related to Our Securities and Our Trading Market — Your voting rights with respect to the ADSs are limited by the terms of the deposit agreement for the ADSs” regarding the practical limitations applicable to holders of our ADSs with respect to voting rights.
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

	Singapore Dollars Per US$1.00
	Noon Buying Rate
Fiscal Year Ended December 31,	Average (1)	High	Low	Period End
2001	1.7937	1.8540	1.7275	1.8470
2002	1.7908	1.8525	1.7310	1.7352
2003	1.7432	1.7838	1.6990	1.6990
2004	1.6870	1.7291	1.6308	1.6319
2005	1.6648	1.7058	1.6180	1.6628

	Singapore Dollars Per US$1.00
	Noon Buying Rate
Month	High	Low
September 2005	1.6935	1.6738
October 2005	1.6959	1.6825
November 2005	1.7058	1.6908
December 2005	1.6906	1.6621
January 2006	1.6521	1.6206
February 2006	1.6353	1.6211

Note :
(1)	The average of the daily noon buying rates on the last business day of each month during the year.
E.	TAXATION
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
     Subject to the provisions of any applicable double taxation treaty, non-resident taxpayers who derive certain types of income from Singapore are subject to a withholding tax on that income at a rate of 20% for the year of assessment 2005 and a rate of 20% with effect from the year of assessment 2006 (or 15% in the case of interest, rental of movable equipment and in the case of royalties, 15% and 10%, respectively, for the year of assessment 2005 and 10% for the year of assessment 2006), subject to certain exceptions. We are obligated by law to withhold tax at the source.
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

Dividends paid out of Tax-Exempt Income or Income subject to Concessionary Tax Rates
     If we pay dividends on the ordinary shares or ADSs out of income received that is exempt from tax because of our pioneer status or out of our income received that is subject to tax at a concessionary rate, if any, such dividends will be free from Singapore tax in the hands of the holders of the ordinary shares and ADSs. Please see “Item 5. Operating and Financial Review and Prospects — Liquidity and Capital Resources — Special Tax Status” for a discussion of our tax incentive status.
Dividends paid out of income subject to normal corporate taxation
     Imputation System. Before January 1, 2003 (and to a certain extent between January 1, 2003 and December 31, 2007, pursuant to the transitional rules for the new one-tier corporate tax system (see “— New one-tier corporate Tax System” below)), the imputation system of corporate taxation applied in Singapore. Under this system, the tax we paid on income subject to tax at the prevailing corporate income tax rate (22% for the year of assessment 2004 and 20% with effect from the year of assessment 2005) would be imputed to, and deemed to be paid on behalf of, our shareholders upon distribution of such income as dividends. Our shareholders would have received dividends (“Franked Dividends”) net of such tax and would be taxed on the gross amount of dividends (that is, on the amount of net dividends plus an amount equal to the amount of gross dividends multiplied by the prevailing corporate tax rate). In this way, the tax we paid would have been available to our shareholders as a tax credit to offset their tax liability on their overall income subject to Singapore income tax (including the gross amount of dividends).
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
     Accordingly, for so long as we have not moved to the one-tier corporate tax system, shareholders may continue to receive dividends with credits attached as described above under “— Imputation System.”
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
     This summary deals only with ordinary shares and ADSs held as capital assets (within the meaning of section 1221 of the Code) and does not address the tax consequences applicable to holders that may be subject to special tax rules, including without limitation financial institutions, insurance companies, regulated investment companies, dealers in securities or currencies, persons holding ordinary shares or ADSs as a hedge against currency risks or as a position in a “straddle” or “conversion transaction” or other integrated investment transaction for tax purposes, persons whose “functional currency” is not the U.S. dollar, or holders of 10% or more, by voting power or value, of the stock of our company. This summary is based upon the Code, existing temporary and proposed Treasury Regulations, Internal Revenue Service, or IRS, rulings and judicial decisions as now in effect and as currently interpreted and does not take into account possible changes in such tax laws or interpretations, any of which may be applied retroactively and could affect the tax consequences described below. This summary further is based in part on the assumption that each obligation in the deposit agreement and any related agreement will be performed in accordance with its terms.

Ownership of ADSs
     For U.S. federal income tax purposes, U.S. holders of ADSs will be treated as the owners of the ordinary shares represented by such ADSs.
Dividends
     Subject to the passive foreign investment company rules discussed below, distributions of cash or property (other than certain distributions of ordinary shares, if any) with respect to ADSs or ordinary shares will be generally included in income by a U.S. holder as foreign source dividend income at the time of receipt, which in the case of a U.S. holder of ADSs generally will be the date of receipt by the depositary, to the extent such distributions are made from the current or accumulated earnings and profits of our company (as determined under U.S. federal income tax principles). Such dividends will not be eligible for the dividends received deduction generally allowed to corporate U.S. holders. To the extent, if any, that the amount of any distribution by our company exceeds our company’s current and accumulated earnings and profits as determined under U.S. federal income tax principles, it will be treated first as a tax-free return of the U.S. holder’s tax basis in the ordinary shares or ADSs and thereafter as capital gain.
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
     We do not believe that we satisfied either of the tests for PFIC status in 2005. However, there can be no assurances that we will not be a PFIC in 2006 or a later year. If, for example, the “passive income” earned by us exceeds 75% or more of our “gross income,” we will be a PFIC under the “income test.” In addition, it is also possible that we will be a PFIC under the “asset test.” The determination of the value of our assets will be based in part on the market price of our ordinary shares and ADSs. Because we have historically held, and may continue to hold a substantial amount of passive assets, there is a substantial risk that we may be a

PFIC in 2006 or in a later year. Passive income for PFIC purposes includes, among other things, interest, dividends, royalties, rents and annuities.
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
Backup withholding tax and information reporting requirements
     In general, information reporting requirements will apply to payments of dividends in respect of the ordinary shares or ADSs or the proceeds received on the sale, exchange or redemption of the ordinary shares or ADSs by a paying agent within the U.S. or with certain U.S. connections to a U.S. holder that is not otherwise exempt, and a backup withholding tax may apply to such amounts if such U.S. holder fails to provide an accurate taxpayer identification number to the paying agent. Amounts withheld as backup withholding will be creditable against the U.S. holder’s U.S. federal income tax liability, provided that the required information is furnished in a timely manner to the IRS.
     The above summary is not intended to constitute a complete analysis of all tax consequences relating to ownership of ordinary shares or ADSs. You should consult your tax advisor concerning the tax consequences of your particular situation.
F.	DIVIDENDS AND PAYING AGENTS
Not applicable.
G.	STATEMENT BY EXPERTS
Not applicable.
H.	DOCUMENTS ON DISPLAY
     Publicly filed documents concerning our company can be obtained from the Public Reference Section of the SEC, 100 F Street, N.E., Washington D.C. 20549, at prescribed rates.
     The SEC maintains a website at www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that make electronic filings with the SEC using its EDGAR system. As a foreign private issuer, we are now required to use the EDGAR system. We have done so in the past and will continue to do so in order to make our reports available over the Internet.
I.	SUBSIDIARY INFORMATION
     For more information on our subsidiaries, please see “Item 4. Information on Our Company — C. Organizational Structure.”

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
Quantitative and qualitative disclosures about market risk
     Our exposure to financial market risks derives primarily from the changes in interest rates and foreign exchange rates. To mitigate these risks, our company utilizes derivative financial instruments, the application of which is intended for hedging purposes and not for speculative purposes.
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
     Our debt obligations are as follows:

	As of December 31, 2005
	Expected Maturity Date
	(In thousands, except interest rates)
										Weighted
										Average
									Fair	Interest
	2006	2007	2008	2009	2010	Thereafter	Total		Value	Rate
LONG-TERM DEBT:
U.S. dollar loans at floating rates(1)	$214,533	$112,212	$124,425	$124,425	$74,425	$36,637	$686,657		$686,657	5.1050%

Convertible Notes(2)	97,155	—	—	—	—	—	97,155		111,485	5.2500%
5.75% senior notes due 2010(3)	—	—	—	—	375,000	—	375,000	(5)	373,043	5.7500%

6.375% senior notes due 2015(3)	—	—	—	—	—	250,000	250,000	(5)	248,420	6.3750%
6.00% Amortizing bonds due 2010(4)	8,270	8,774	9,308	9,875	10,476	—	46,703		46,820	6.0000%
Capital lease obligations	5,613	5,613	5,613	5,613	5,613	35,866	63,931		63,931	6.4976%

Total	$325,571	$126,599	$139,346	$139,913	$465,514	$322,503	$1,519,446		$1,530,356

	As of
	December 31, 2004
	(In thousands)
	Total	Fair Value
LONG-TERM DEBT :
Singapore dollar loans at fixed rates(6)	$73,650	$75,567
U.S. dollar loans at floating rates(1)	589,066	589,066
Convertible Notes(2)	575,000	590,824
Other(5)	(1,986)	—

Total	$1,235,730	$1,255,457

	As of December 31,
	2004	2005
	(In thousands)
PAYABLES :
U.S Dollar	$104,920	$120,364
Singapore Dollar	17,490	20,561
Japanese Yen	48,465	20,035
Others	17,911	5,721

Total payable	$188,786	$166,681

Notes:

(1)	In August 2004, we entered into two interest rate cap contracts related to the floating rate obligations associated with $100.0 million of one of the U.S. dollar loans, with the effect of placing an upper limit on the cash flow and earnings exposure due to market interest rate changes. The floating rate obligations under this U.S. dollar loan are based on LIBOR rates and are payable semi-annually which commenced March 28, 2004. The combination of the caps and the debt obligation results in a maximum interest outflow equal to 2.75% which commenced March 28, 2005. The notional amount on the interest rate cap is reduced by $25.0 million semi-annually and will mature on September 28, 2006. The fair value of the two interest rate cap contracts as of December 31, 2005 was $0.6 million.

In March 2005, we entered into two additional interest rate cap contracts related to the floating rate obligations associated with $200.0 million of the above-mentioned U.S. dollar loan, with the effect of placing an upper limit on the cash flow and earnings exposure due to market interest rate changes. The combination of the two additional caps and the debt obligation results in a maximum interest outflow equal to 3.60% which commenced September 28, 2005. The notional amount on the interest rate cap contracts is reduced by $66.7 million semi-annually and will mature on September 28, 2006. The fair value of the two interest rate cap contracts as of December 31, 2005 was $0.8 million.

(2)	The interest rate swap contracts, which were previously entered into in respect of the fixed-rate obligations associated with the Convertible Notes, were terminated in September 2005 following completion of the Tender Offer for the Convertible Notes.

(3)	Interest on the Senior Notes due 2010 is payable at the rate of 5.75% per annum and interest on the Senior Notes due 2015 is payable at the rate of 6.375% per annum, in each case, on February 3 and August 3 of each year, beginning on February 3, 2006.

(4)	The Amortizing Bonds pay semi-annual cash payments of $5.5 million per payment, as a combination of principal and interest, on February 17 and August 17 of each year, beginning on February 17, 2006, and amortize to zero at maturity on August 17, 2010. Interest on the Amortizing Bonds is payable at the rate of 6.00% per annum.

(5)	As of December 31, 2004, other long-term debt includes the cumulative fair value change of the Convertible Notes due to changes in interest rates since the date we entered into interest rate swap contracts related to this debt. The interest rate swap contracts were terminated following the completion of the Tender Offer of the Convertible Notes in September 2005.

(6)	As of December 31, 2004, we had entered into forward foreign contracts related to a portion of these amounts to exchange the related cash flows to U.S. dollars, and a cross currency swap to convert cash flows under one of the Singapore dollar fixed-rate loans to a U.S. dollar denominated fixed-rate. We repaid these loans early in full in March 2005, and the associated forward foreign contracts and cross currency swap were also terminated in March 2005.
     As of December 31, 2005, 52.6% of our interest rate payment obligations bear fixed interest rates. We have no cash flow and earnings exposure due to market interest rate changes for our fixed debt obligations. 47.4% of our interest rate payment obligations bear floating interest rates. We have cash flow and earnings exposure due to market interest rate changes for our floating debt obligations. Based on our interest rate payment obligations as of December 31, 2005, a 0.5% increase in interest rates would increase our floating interest payments by 9.8% annually.
Foreign currency risk
     Our foreign currency exposures give rise to market risk associated with exchange rate movements of the U.S. dollar, which is our functional currency, against the Japanese yen, the Singapore dollar and the Euro. Substantially all of our revenue was denominated in U.S. dollars during 2005 and as a result, we had relatively little foreign currency exchange risk with respect to any of our revenue. In 2005, approximately 20% of our cost of revenue was denominated in Singapore dollars. In addition, approximately 55% of our capital expenditures were denominated in U.S. dollars, approximately 13% were denominated in Euros, approximately 28% were denominated in Japanese yen and approximately 4% were denominated in Singapore dollars.
     To protect against reductions in value and the volatility of future cash flows caused by changes in foreign exchange rates, from time to time, we utilize currency forward contracts to minimize the impact of foreign currency fluctuations. We use these instruments as economic hedges to minimize our exposure to specific currency risks related to equipment purchase commitments denominated primarily in Japanese Yen and

Euros. In addition, we minimize our currency risk by purchasing certain raw materials and equipment in U.S. dollars and borrowing in U.S. dollars. The table below provides information about our derivative financial instruments and presents the information in U.S. dollar equivalents.

		As of December 31, 2005			As of December 31, 2004
		Expected Maturity Date Of Notional Amounts			(in thousands)
		(in thousands, except exchange rates)
	2006	Thereafter	Total	Fair Value	Total	Fair Value
FORWARD FOREIGN EXCHANGE AGREEMENTS:
(Receive Yen/Pay US$) Contract Amount	$30,024	—	$30,024	$(208)	$69,210	$2,520
Average Contractual Exchange Rate	114.36	—
(Receive S$/Pay US$) Contract Amount	$11,976	—	$11,976	$1	$47,842	$1,760
Average Contractual Exchange Rate	1.67	—
(Receive Euros/Pay US$) Contract Amount	$1,102	—	$1,102	$(107)	$26,760	$2,857
Average Contractual Exchange Rate	1.32	—

Total Contract Amount	$43,120	—	$43,102	$(314)	$143,812	$7,137

	As of December 31, 2005			As of December 31, 2004
	(in thousands, except percentages)			(in thousands, except percentages)
	Carrying	Amount	Percentage	Carrying	Amount	Percentage
	Amount	Hedged	Hedged	Amount	Hedged	Hedged
NON-U.S. DOLLAR LIABILITIES:
Payables
Japanese Yen	$20,035	$20,035	100%	$48,465	$48,465	100%
Singapore dollar	20,561	11,976	58	17,490	17,490	100
Others	5,721	1,102	19	17,911	17,911	100
Foreign Currency Loan
Singapore dollar	—	—	—	73,650	73,650	100
Future Interest Payable on Debt
Singapore dollar	—	—	—	1,445	1,445	100

Total	$46,317	$33,113	71%	$158,961	$158,961	100%

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
Not applicable.
PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
Not applicable.

ITEM 15.	CONTROLS AND PROCEDURES
     Our company maintains disclosure controls and procedures that are designed to ensure that information required to be disclosed in our Company’s Exchange Act reports is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to the company’s management, including its Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. In designing and evaluating the disclosure controls and procedures, management recognized that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, and management necessarily was required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures. Also, our company has investments in certain unconsolidated entities. As our company’s ability to influence these entities is limited only to certain management and operational aspects, our disclosure controls and procedures with respect to such entities are necessarily limited compared to those we maintain with respect to our consolidated subsidiaries.
     Our company carried out an evaluation, under the supervision and with the participation of our company’s management, including our company’s Chief Executive Officer and our company’s Chief Financial Officer, of the effectiveness of the design and operation of the company’s disclosure controls and procedures as of December 31, 2005. Based on the foregoing, our company’s Chief Executive Officer and Chief Financial Officer concluded that our company’s disclosure controls and procedures were effective as of such date.
     There have been no significant changes in our company’s internal controls or in other factors that could significantly affect the internal controls subsequent to the date our company completed its evaluation.
ITEM 16.
A.	AUDIT COMMITTEE FINANCIAL EXPERT
     Our Audit Committee members are Messrs. Philip Tan Yuen Fah (chairman), Sum Soon Lim, Robert E. La Blanc, Andre Borrel and Steven H. Hamblin (appointed as of January 1, 2006). Please see “Item 6. Directors, Senior Management and Employees” for their experience and qualifications. Our Board has determined that as of the date of filing, none of these individuals meet all of the criteria required to be named an Audit Committee “Financial Expert,” as defined in the applicable rules of the SEC. In view of the very specific criteria required to be satisfied in order to qualify as an Audit Committee “Financial Expert,” the Board has not yet been able to identify the appropriate person.
B.	CODE OF ETHICS
     Our company has adopted a Code of Ethics that is applicable to all our directors, senior management and employees. The Code of Ethics contains general guidelines for conducting the business of our company.
     Our company will make available a copy of the Code of Ethics to any person without charge, if a written request is made to its Company Secretary at our company’s registered address at 60 Woodlands Industrial Park D, Street 2, Singapore 738406.
C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES
     Below are the fees billed in 2004 and 2005 by our auditors for professional services rendered by our auditors for the said period.

	Audit fees	Audit-related fees	Tax fees	All other fees	Total
	(in $ thousands)
2004	473	95	219	485	1,272
2005	788	76	206	233	1,303
Audit-related fees
     Services provided relate to assurance and related services that are reasonably related to the performance of the audit or review of our financial statements and which are not reported under “Audit fees,” including consultations regarding the accounting or disclosure treatment of transactions or events and/or the actual or potential impact of proposed rules, standards or interpretations by regulatory or standard setting bodies.
Tax fees
     Services provided primarily consist of routine corporate tax advisory services and compilation of corporate tax returns.

All other fees
     Services provided related to assistance with our compliance program pursuant to Section 404 of the Sarbanes-Oxley Act of 2002.
     Our Audit Committee has established pre-approval policies and procedures for services to be performed by our independent auditors. Under our pre-approval policies and procedures, our independent auditors cannot perform services unless they are pre-approved by our Audit Committee. In February 2005, our Audit Committee pre-approved a list of services that could be rendered by the independent auditors in 2005. In April 2005, the Audit Committee pre-approved the provision of certain executive income tax services by the independent auditors as the services were not in the February 2005 list of pre-approved services to be rendered by the independent auditors in 2005. None of the services performed by our independent auditors were approved pursuant to paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.
D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES
     The current Nasdaq rules require that our Audit Committee be comprised solely of independent directors. One of our Audit Committee members, Mr. Sum Soon Lim, does not qualify as an independent director under the Nasdaq rules as he was until December 31, 2005 a corporate advisor to Temasek and prior to that, a corporate advisor to Singapore Technologies Pte Ltd (our then majority shareholder) prior to the cessation of operations of Singapore Technologies Pte Ltd on December 31, 2004 and accepted compensation in excess of $60,000 during each of the last three fiscal years. We had previously relied on an exemption from Nasdaq’s corporate governance rules received from Nasdaq. Nasdaq recently informed our company that the exemption is no longer applicable. Following therefrom, we are relying on the Nasdaq rule which permits one non-independent director to be appointed to the Audit Committee for a period of up to two years if the Board, under exceptional and limited circumstances, determines that membership on the committee by that director is in the best interests of the company and our shareholders. Our Board of Directors has determined that Mr. Sum’s membership on the Audit Committee is in the best interest of the company and our shareholders as he has extensive experience and knowledge of the operations, finance and auditing procedures of our company, having served on our Audit Committee longer than any other member on the committee. Mr. Sum was appointed to our Board in February 1994 and has served on our Audit Committee since January 1996, including as the Chairman of our Audit Committee from January 1996 to August 2002. Mr Sum will be retiring from our Board and our Audit Committee at our 2006 Annual General Meeting in April 2006. Each of our Audit Committee members is an “independent” director, as such term is used in Section 10A-3(m)(3) of the Exchange Act.
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
     The following financial statements are filed as part of this document, together with the report of the independent auditors:
Chartered Semiconductor Manufacturing Ltd. Consolidated Financial Statements
Report of Independent Registered Public Accounting Firm
Consolidated Balance Sheets as of December 31, 2004 and 2005
Consolidated Statements of Operations for the years ended December 31, 2003, 2004 and 2005

Consolidated Statements of Comprehensive Income (Loss) for the years ended December 31, 2003, 2004 and 2005
Consolidated Statements of Shareholders’ Equity for the years ended December 31, 2003, 2004 and 2005
Consolidated Statements of Cash Flows for the years ended December 31, 2003, 2004 and 2005
Notes to Consolidated Financial Statements
Silicon Manufacturing Partners Pte Ltd Financial Statements
Report of Independent Registered Public Accounting Firm
Balance Sheets as of December 31, 2004 and September 30, 2005
Income Statements for the years ended December 31, 2003, 2004 and 2005
Statements of Shareholders’ Equity for the years ended December 31, 2003, 2004 and 2005
Statements of Cash Flows for the years ended December 31, 2003, 2004 and 2005
Notes to the Financial Statements

ITEM 19.	EXHIBITS

1(1)	Memorandum and Articles of Association of the company.

2.1(2)	Specimen certificate for ordinary shares.

2.2 (28)	Specimen certificate for convertible redeemable preference shares.

2.3(3)	Deposit Agreement dated November 4, 1999 by and among the company, Citibank, N.A. and the holders and beneficial owners of American Depositary Shares evidenced by American Depositary Receipts issued thereunder (including as an exhibit, the form of American Depositary Receipt).

2.4(23)	Conversion Price Certificate dated August 17, 2005 of the company.

Loan Agreements and Indentures

4.1.1(4)	Credit Agreement dated September 28, 2000 by and among Chartered Silicon Partners Pte Ltd, the banks on the signature pages thereto, as Lenders, and ABN Amro Bank N.V., Singapore Branch, as agent and security trustee (the “CSP Second Phase Credit Agreement”).

4.1.2(7)	Supplemental Agreement dated September 18, 2003 by and among Chartered Silicon Partners Pte Ltd as Borrower, the banks on the signature pages thereto, as Lenders, and ABN Amro Bank N.V., Singapore Branch, as Agent and Security Trustee relating to the CSP Second Phase Credit Agreement.

4.1.3(5)	Subordination Agreement dated June 28, 2002 by and among the company, Chartered Silicon Partners Pte Ltd as Borrower and ABN Amro Bank N.V. Singapore Branch as Security Trustee, relating to the CSP Second Phase Credit Agreement.

4.1.4(5)	Letter dated June 26, 2002 from ABN Amro Bank N.V., Singapore Branch to Chartered Silicon Partners Pte Ltd amending the CSP Second Phase Credit Agreement by incorporating the Subordination Agreement relating to the CSP Second Phase Credit Agreement.

4.2(6)	Shareholders’ Undertaking dated December 14, 2000 by and among Chartered Silicon Partners Pte Ltd as Borrower, the company, EDB Investments Pte Ltd, Agilent Technologies Europe B.V., as Shareholders and ABN Amro Bank N.V., Singapore Branch as Security Trustee.

4.3.1(9)	Indenture dated as of April 2, 2001 by and between the company and Wells Fargo Bank Minnesota, National Association.

4.3.2(9)	Supplemental Indenture dated as of April 2, 2001 by and between the company and Wells Fargo Bank Minnesota, National Association.

4.3.3(24)	Second Supplemental Indenture dated August 3, 2005 by and between the company and The Bank of New York.

4.3.4(24)	Third Supplemental Indenture dated August 3, 2005 by and between the company and The Bank of New York.

4.3.5(25)	Fourth Supplemental Indenture dated August 17, 2005 by and between the company and The Bank of New York.

4.4(25)	Master Agency Agreement dated August 17, 2005 by and between the company and The Bank of New York.

4.5(21)(+)	Facility Agreement dated December 23, 2004 by and among the company as Borrower, JPMorgan Chase Bank, N.A. as Lender, Export-Import Bank of the United States and JPMorgan Chase Bank, N.A as Facility Agent.

4.6(21)(+)	Facility Agreement dated December 23, 2004 by and among the company as Borrower, Sumitomo Mitsui Banking Corporation and Oversea-Chinese Banking Corporation Limited as

Lenders and Arrangers.

4.7	<deleted>

4.8 (21)(+)	Facility Agreement dated December 22, 2004 by and between the company as Borrower and Bank of America as Lender.

4.9(21)(+)	Letter of Confirmation from Goldman Sachs International to the company dated August 12, 2004 supplementing the ISDA Master Agreement (Multicurrency-Cross Border) dated August 10, 2004 by and between the company and Goldman Sachs International, as counter-party together with the Schedule to the Master Agreement.

Strategic Alliances

CSP

4.10.1(10)	Deed of Accession and Ratification dated October 22, 2001 by and among the company, EDB Investments Pte Ltd, Agilent Technologies Europe B.V. and Singapex Investments Pte Ltd relating to the Joint Venture Agreement dated March 13, 1997, as amended and restated on October 23, 2001(the “Restated Joint Venture Agreement” dated October 23, 2001).

4.10.2(10)	Amendment Agreement No. 1 dated January 31, 2002 to Restated Joint Venture Agreement dated October 23, 2001.

4.10.3(28)	Deed of Accession and Ratification dated January 26, 2006 by and among the company, EDB Investments Pte Ltd, Singapex Investments Pte Ltd, Agilent Technologies Europe B.V. and Avago Technologies General IP (Singapore) Pte. Ltd. relating to the Restated Joint Venture Agreement dated October 23, 2001 and as further amended by an amendment (No. 1) dated January 31, 2002.

SMP

4.11.1(2)(+)	Joint Venture Agreement dated December 19, 1997 by and between the company and Lucent Technologies Microelectronics Pte Ltd.

4.11.2(20)	Supplemental Agreement dated September 17, 2004 to the Joint Venture Agreement dated December 19, 1997 by and between the company and Agere Systems Singapore Pte Ltd. (formerly known as “Lucent Technologies Microelectronics Pte. Ltd.”).

4.11.3(26)	Second Supplemental Agreement dated January 1, 2005 to the Joint Venture Agreement dated December 19, 1997 by and between the company and Agere Systems Singapore Pte Ltd.

4.11.4(2)(+)	Assured Supply and Demand Agreement dated February 17, 1998 by and among the company, Silicon Manufacturing Partners Pte Ltd and Lucent Technologies Microelectronics Pte Ltd.

4.11.5(2)(+)	Supplemental Assured Supply and Demand Agreement dated September 3, 1999 by and among the company, Silicon Manufacturing Partners Pte Ltd and Lucent Technologies Microelectronics Pte. Ltd.

4.11.6(2)(+)	License and Technology Transfer Agreement dated February 17, 1998 by and among the company, Lucent Technologies Microelectronics Pte. Ltd. and Silicon Manufacturing Partners Pte Ltd.

4.11.7(13)(+)	Amendment Agreement (No. 1) to License and Technology Transfer Agreement dated July 27, 2000 by and between the company, Lucent Technologies Microelectronics Pte. Ltd. and Silicon Manufacturing Partners Pte Ltd.

4.11.8(11)(+)	Amendment Agreement (No. 2) dated March 22, 2001 to License and Technology Transfer Agreement dated February 17, 1998 by and between the company, Agere Systems Singapore Pte Ltd (formerly known as “Lucent Technologies Microelectronics Pte. Ltd.”) and Silicon Manufacturing Partners Pte Ltd.

4.11.9(12)(+)	Amendment Agreement (No. 3) dated March 28, 2002 to License and Technology Transfer Agreement dated February 17, 1998 by and among the company, Agere Systems Singapore Pte Ltd (formerly known as “Lucent Technologies Microelectronics Pte. Ltd.”) and Silicon Manufacturing Partners Pte Ltd.

4.11.10(7)(+)	Amendment Agreement (No. 4) dated July 1, 2003 to License and Technology Transfer Agreement dated February 17, 1998 by and among the company, Agere Systems Singapore Pte Ltd (formerly known as “Lucent Technologies Microelectronics Pte. Ltd.”) and Silicon Manufacturing Partners Pte Ltd.

Technology transfer, license, joint development and other related agreements

Agere/Lucent

4.12.1(2)(+)	Technology Transfer Agreement dated February 17, 1998 by and between the company and Lucent Technologies Inc.

4.12.2(11)(+)	Amendment Agreement (No. 1) dated July 31, 2000 to Technology Transfer Agreement dated February 17, 1998 between Lucent Technologies Inc. and the company.

4.12.3(11)(+)	Amendment Agreement (No. 2) dated March 20, 2001 to Technology Transfer Agreement dated February 17, 1998 between Agere Systems Inc. (formerly known as the “Microelectronics Group of Lucent Technologies Inc.”) and the company.

4.12.4(11)(+)	Amendment Agreement (No. 3) dated March 28, 2002 to Technology Transfer Agreement dated February 17, 1998 between Agere Systems Inc. (formerly known as the “Microelectronics Group of Lucent Technologies Inc.”) and the company.

4.12.5(2)(+)	Patent License Agreement dated January 1, 1998 by and between the company and Lucent Technologies Inc.

4.12.6(17)(+)	Patent License Agreement Amendment dated August 3, 2000 by and between the company and Lucent Technologies Inc.

4.12.7(13)	Letter Agreement dated September 26, 2002 by and between the company and Agere Systems Inc. amending the Patent License Agreement between the parties dated January 1, 1998.

Toshiba

4.13(2)(+)	Patent Cross License Agreement dated August 12, 1999 by and between the company and Toshiba Corporation.

IBM

4.14.1(10)(++)	Patent Cross-License Agreement dated January 1, 2001 by and between the company and International Business Machines Corporation.

4.14.2(14)(+)	Amendment No. 1 dated November 26, 2002 to Patent License Agreement dated January 1, 2001 by and between the company and International Business Machines Corporation.

4.14.3(14)(++)	“SF” Process Development and Cost Sharing Agreement dated November 26, 2002 by and between the company and International Business Machines Corporation.

4.14.4(14)(+)	Copper / Related FEOL Technology License Agreement dated November 26, 2002 by and between the company and International Business Machines Corporation.

4.14.5(26)(++)	Amendment No. 1 dated January 19, 2005 to the Copper / Related FEOL Technology License Agreement dated November 26, 2002 by and between the company and International Business Machines Corporation.

4.14.6(15)(++)	Amendment No. 1 dated June 26, 2003 to “SF” Process Development and Cost Sharing Agreement dated November 26, 2002 by and between the company and International Business Machines Corporation.

4.14.7(19)(++)	Amended and Restated Amendment No. 2 dated March 9, 2004 to the “SF” Process Development and Cost Sharing Agreement dated November 26, 2002 by and between the company and International Business Machines Corporation.

4.14.8(21)(+)	Amendment No. 3 dated November 5, 2004 to “SF” Process Development and Cost Sharing Agreement dated November 26, 2002 by and between the company and International Business Machines Corporation.

4.14.9(22)(++)	Amended and Restated Amendment No.3 dated June 30, 2005 to “SF” Process Development and Cost Sharing Agreement dated November 26, 2002 by and between the company and International Business Machines Corporation.

4.14.10(27)(++)	Second Amended and Restated Amendment No.3 dated June 30, 2005 to “SF” Process Development and Cost Sharing Agreement dated November 26, 2002 by and between the company and International Business Machines Corporation.

4.14.11(21)(+)	Amendment No. 4 dated December 15, 2004 to “SF” Process Development and Cost Sharing Agreement dated November 26, 2002 by and between the company and International Business Machines Corporation.

4.14.12(14)(+)	Refundable Cross Deposit Agreement dated November 26, 2002 by and between the company and International Business Machines Corporation.

4.14.13(18)(+)	First Supplemental Agreement dated December 19, 2003 to the Refundable Cross Deposit Agreement dated November 26, 2002 by and between the company and International Business Machines Corporation.

IBM, Infineon and Samsung

4.15(19)(+)	“SF” Process 65nm/45nm Development and Cost Sharing Agreement dated March 5, 2004 by and among the company, International Business Machines Corporation, Infineon Technologies AG and Samsung Electronics Co., Ltd.

Motorola

4.16(7)(+)	Patent License Agreement dated July 1, 2003 by and between the company and Motorola, Inc.

Property Agreements

Fab 2

4.17(21)	Sub-Lease dated October 19, 2004 by and between Singapore Technologies Pte Ltd and the company relating to Private Lots A12787 and A12787(a) Mukim No. 13 Sembawang.

Fab 3

4.18.1(8)	Sub-Lease dated February 17, 1998 by and between the company and Silicon Manufacturing Partners Pte Ltd.

4.18.2(21)	Sub-Lease dated October 19, 2004 by and between Singapore Technologies Pte Ltd and the company relating to Private Lot A12787(b) Mukim No. 13.

Fabs 2 and 3 Site Slurry Treatment Plant

4.19.1(28)	Agreement for Sub-License and Sub-Lease (Private Lot A12787(k)) dated July 8, 2005 by and between Singapore Technologies Pte Ltd and the company.

4.19.2(28)	Novation Agreement dated July 8, 2005 by and among Singapore Technologies Pte Ltd, Terra

Investments Pte. Ltd. and the company relating to the Agreement for Sub-License and Sub-Lease (Private Lot A12787(k)) dated July 8, 2005.

Fab 6

4.20.1(8)	Building Agreement relating to Private Lot A12787(d) Mukim No. 13 Sembawang dated September 24, 1999 by and between Jurong Town Corporation and Singapore Technologies Pte Ltd.

4.20.2(8)	Agreement for Sub-License and Sub-Lease (Private Lot A12787(d)) dated September 24, 1999 by and between Singapore Technologies Pte Ltd and Chartered Silicon Partners Pte Ltd.

4.20.3(21)	Novation Agreement dated December 31, 2004 by and among Singapore Technologies Pte Ltd, Terra Investments Pte. Ltd. and Chartered Silicon Partners Pte Ltd relating to the Agreement for Sub-License and Sub-Lease (Private Lot A12787(d)) dated September 24, 1999.

Fab 7

4.21.1(16)	Agreement for Sub-License and Sub-Lease (Private Lot A12787(e)) dated July 30, 2001 by and between Singapore Technologies Pte Ltd and the company.

4.21.2(16)	Building Agreement relating to Private Lot A12787(e) Woodlands Industrial Park D, G.S. No. 3696K, Mukim No. 13 dated July 30, 2001 by and between Jurong Town Corporation and Singapore Technologies Pte Ltd.

4.21.3(21)	Novation Agreement dated December 31, 2004 by and among Singapore Technologies Pte Ltd, Terra Investments Pte. Ltd. and the company relating to the Agreement for Sub-License and Sub-Lease (Private Lot A12787(e)) dated July 30, 2001.

Related Party Agreements

4.22(14)	Amended and Restated Turnkey Subcontract Agreement for Sort, Assembly and/or Final Test Services dated October 30, 2002 by and between the company and ST Assembly Test Services Ltd.

4.23(18)	Mr. Chia Song Hwee’s, President and Chief Executive Officer, Contract of Employment.

8(14)	List of the company’s subsidiaries.

12.1(28)	Certification of the President and Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2(28)	Certification of the Senior Vice President and Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1(28)	Certification of the President and Chief Executive Officer pursuant to 18 U.S.C Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2(28)	Certification of the Senior Vice President and Chief Financial Officer pursuant to 18 U.S.C Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1(28)	Consent of KPMG addressed to the Board of Directors and Shareholders of the company.

15.2(28)	Consent of KPMG addressed to the Board of Directors and Shareholders of Silicon Manufacturing Partners Pte Ltd.

Notes:

(1)	Filed as an exhibit to our company’s Registration Statement on Form F-1 (Registration No. 333-88397), as filed with the Securities and Exchange Commission on October 4, 1999. The Memorandum and Articles of Association were first amended by shareholders resolutions which were filed as an exhibit to our company’s Current Report on Form 6-K (File No. 000-27811), as submitted with the Securities and Exchange Commission on June 29, 2001, and were as set forth in the proxy statement for our company’s annual general meeting in May 2001 which was filed as an exhibit to our company’s Current Report on Form 6-K (File No. 000-27811), as submitted with the Securities and Exchange Commission on April 18, 2001. The Memorandum and Articles of Association were further amended by shareholders resolutions which were filed as an exhibit to our company’s Current Report on Form 6-K (File No. 000-27811), as

submitted with the Securities and Exchange Commission on August 18, 2005, and were set forth in the proxy statement for our extraordinary general meeting in August 2005 which was filed as an exhibit to our company’s Current Report on Form 6-K (File No. 000-27811), as submitted with the Securities and Exchange Commission on July 25, 2005. All such exhibits are incorporated herein by reference.

(2)	Filed as an exhibit to our company’s Amended Registration Statement on Form F-1/A, as filed with the Securities and Exchange Commission on October 25, 1999, which exhibit is incorporated herein by reference.

(3)	Submitted as an exhibit to our company’s Current Report on Form 6-K (File No. 000-27811), as submitted with the Securities and Exchange Commission on November 23, 1999, which exhibit is incorporated herein by reference.

(4)	Submitted as an exhibit to our company’s Current Report on Form 6-K (File No. 000-27811), as submitted with the Securities and Exchange Commission on September 28, 2000, which exhibit is incorporated herein by reference.

(5)	Submitted as an exhibit to our company’s Second Quarterly Report 2002 on Form 6-K (File No. 000-27811), as submitted with the Securities and Exchange Commission on August 14, 2002, which exhibit is incorporated herein by reference.

(6)	Filed as an exhibit to our company’s Annual Report on Form 20-F (File No. 000-27811), as filed with the Securities and Exchange Commission on March 21, 2001, which exhibit is incorporated herein by reference.

(7)	Submitted as an exhibit to our company’s Third Quarterly Report 2003 on Form 6-K (File No. 000-27811), as submitted with the Securities and Exchange Commission on November 13, 2003, which exhibit is incorporated herein by reference.

(8)	Filed as an exhibit to our company’s Registration Statement on Form F-1 (Registration No. 333-88397), as filed with the Securities and Exchange Commission on October 4, 1999.

(9)	Submitted as an exhibit to our company’s Current Report on Form 6-K (File No. 000-27811), as submitted with the Securities and Exchange Commission on April 4, 2001, which exhibit is incorporated herein by reference.

(10)	Filed as an exhibit to our company’s Annual Report on Form 20-F (File No. 000-27811), as filed with the Securities and Exchange Commission on March 11, 2002, which exhibit is incorporated herein by reference.

(11)	Submitted as an exhibit to our company’s First Quarterly Report 2001 on Form 6-K (File No. 000-27811), as submitted with the Securities and Exchange Commission on May 15, 2001, which exhibit is incorporated herein by reference.

(12)	Submitted as an exhibit to our company’s First Quarterly Report 2002 on Form 6-K (File No. 000-27811), as submitted with the Securities and Exchange Commission on May 14, 2002, which exhibit is incorporated herein by reference.

(13)	Submitted as an exhibit to our company’s Third Quarterly Report 2002 on Form 6-K (File No. 000-27811), as submitted with the Securities and Exchange Commission on November 14, 2002, which exhibit is incorporated herein by reference.

(14)	Filed as an exhibit to our company’s Annual Report on Form 20-F (File No. 000-27811), as filed with the Securities and Exchange Commission on March 13, 2003, which exhibit is incorporated herein by reference.

(15)	Submitted as an exhibit to our company’s Second Quarterly Report 2003 on Form 6-K (File No. 000-27811), as submitted with the Securities and Exchange Commission on August 13, 2003, which exhibit is incorporated herein by reference.

(16)	Submitted as an exhibit to our company’s Third Quarterly Report 2001 on Form 6-K (File No. 000-27811), as submitted with the Securities and Exchange Commission on November 14, 2001, which exhibit is incorporated herein by reference.

(17)	Submitted as an exhibit to our company’s Current Report on Form 6-K (File No. 000-27811), as submitted with the Securities and Exchange Commission on November 14, 2000, which exhibit is incorporated herein by reference.

(18)	Filed as an exhibit to our company’s Annual Report on Form 20-F (File No. 000-27811), as filed with the

Securities and Exchange Commission on March 3, 2004, which exhibit is incorporated herein by reference.

(19)	Submitted as an exhibit to our company’s First Quarterly Report 2004 on Form 6-K (File No. 000-27811), as submitted with the Securities and Exchange Commission on May 10, 2004, which exhibit is incorporated herein by reference.

(20)	Submitted as an exhibit to our company’s Third Quarterly Report 2004 on Form 6-K (File No. 000-27811), as submitted with the Securities and Exchange Commission on November 8, 2004, which exhibit is incorporated herein by reference.

(21)	Filed as an exhibit to our company’s Annual Report on Form 20-F (File No. 000-27811), as filed with the Securities and Exchange Commission on March 7, 2005, which exhibit is incorporated herein by reference.

(22)	Submitted as an exhibit to our company’s Second Quarterly Report 2005 on Form 6-K (File No. 000-27811), as submitted with the Securities and Exchange Commission on July 22, 2005, which exhibit is incorporated herein by reference.

(23)	Submitted as an exhibit to our company’s Current Report 2005 on Form 6-K (File No. 000-27811), as submitted with the Securities and Exchange Commission on August 17, 2005, which exhibit is incorporated herein by reference.

(24)	Submitted as an exhibit to our company’s Current Report on Form 6-K (File No. 000-27811), as submitted with the Securities and Exchange Commission on August 4, 2006, which exhibit is incorporated herein by reference.

(25)	Submitted as an exhibit to our company’s Current Report on Form 6-K (File No. 000-27811), as submitted with the Securities and Exchange Commission on August 18, 2005, which exhibit is incorporated herein by reference.

(26)	Submitted as an exhibit to our company’s First Quarterly Report on Form 6-K (File No. 000-27811), as submitted with the Securities and Exchange Commission on May 6, 2005, which exhibit is incorporated herein by reference.

(27)	Submitted as an exhibit to our company’s Third Quarterly Report 2005 on Form 6-K (File No. 000-27811), as submitted with the Securities and Exchange Commission on November 2, 2005, which exhibit is incorporated herein by reference.

(28)	Filed herewith.

(+)	Certain portions of this exhibit have been omitted pursuant to a confidential treatment order of the Securities and Exchange Commission. The omitted portions have been separately filed with the Commission.

(++)	Certain portions of this exhibit have been omitted pursuant to a request for confidential treatment filed with the Securities and Exchange Commission. The omitted portions have been separately filed with the Commission.

SIGNATURES
     The company certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized on this 1st day of March 2006.

CHARTERED SEMICONDUCTOR MANUFACTURING LTD
By:	/s/ George Thomas
Name:	George Thomas
Title:	Senior Vice President and Chief Financial Officer

This annual report has been signed by the following persons in the capacities indicated:

SIGNATURE	TITLE	DATE

/s/ James A. Norling	Chairman of the Board	March 1, 2006
James A. Norling

/s/ Chia Song Hwee Chia Song Hwee	President and Chief Executive Officer (principal executive officer)	March 1, 2006

/s/ George Thomas George Thomas	Senior Vice President and Chief Financial Officer (principal financial and accounting officer)	March 1, 2006

/s/ Sum Soon Lim	Director	March 1, 2006
Sum Soon Lim

/s/ Robert E. La Blanc	Director	March 1, 2006
Robert E. La Blanc

/s/ Andre Borrel	Director	March 1, 2006
Andre Borrel

/s/ Charles E. Thompson	Director	March 1, 2006
Charles E. Thompson

/s/ Tsugio Makimoto	Director	March 1, 2006
Tsugio Makimoto

/s/ Tay Siew Choon	Director	March 1, 2006
Tay Siew Choon

/s/ Peter Seah Lim Huat	Director	March 1, 2006
Peter Seah Lim Huat

/s/ Philip Tan Yuen Fah	Director	March 1, 2006
Philip tan yuen fah

SIGNATURE	TITLE	DATE

/s/ Pasquale Pistorio	Director	March 1, 2006
Pasquale Pistorio

/s/ Steven H. Hamblin	Director	March 1, 2006
Steven H. Hamblin

CHARTERED SEMICONDUCTOR MANUFACTURING LTD
AND SUBSIDIARIES
FINANCIAL STATEMENTS INDEX

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
The Board of Directors and Shareholders
Chartered Semiconductor Manufacturing Ltd:
We have audited the accompanying consolidated balance sheets of Chartered Semiconductor Manufacturing Ltd and subsidiaries as of December 31, 2004 and 2005, and the related consolidated statements of operations, comprehensive income (loss), shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2005. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Chartered Semiconductor Manufacturing Ltd and subsidiaries as of December 31, 2004 and 2005, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2005, in conformity with U.S. generally accepted accounting principles.
As discussed in Note 24 to the consolidated financial statements, the Company changed its method of accounting for asset retirement obligations in 2003.

KPMG

Singapore
March 1, 2006

CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS — in US Dollars
As of December 31
In thousands (except per share data)

	2004	2005

ASSETS
Cash and cash equivalents	$539,399	$819,856
Marketable investments	23,181	22,467
Receivables, net	143,148	184,897
Inventories	72,159	134,240
Prepaid expenses	6,723	7,670
Other current assets	1,857	114,446

Total current assets	786,467	1,283,576

Marketable investments	44,851	—
Investment in SMP	93,765	50,384
Technology licenses, net	121,953	106,612
Property, plant and equipment, net	1,914,515	2,049,695
Other non-current assets	128,461	27,027

Total assets	$3,090,012	$3,517,294

LIABILITIES, CONVERTIBLE REDEEMABLE PREFERENCE SHARES AND SHAREHOLDERS’ EQUITY
Payables	$188,786	$166,681
Income taxes payable	23,421	27,674
Current installments of long-term debt and capital lease obligations	352,985	322,453
Other current liabilities	58,529	216,445

Total current liabilities	623,721	733,253

Long-term debt and capital lease obligations, excluding current installments	882,745	1,169,034
Other non-current liabilities	77,915	17,970

Total liabilities	1,584,381	1,920,257

Convertible redeemable preference shares of $0.01 par value
Authorized: 30 shares in 2005
Issued and outstanding: 30 shares in 2005
Redemption value at maturity: $10,000 per share	—	250,663

Share capital: ordinary shares of S$0.26 par value
Authorized: 3,076,923 shares in 2004 and 4,615,385 shares in 2005
Issued and outstanding: 2,509,238 shares in 2004 and 2,513,384 shares in 2005	445,531	446,181
Additional paid-in capital	2,237,107	2,235,869
Accumulated deficit	(1,118,654)	(1,278,252)
Accumulated other comprehensive loss	(58,353)	(57,424)

Total shareholders’ equity	$1,505,631	$1,346,374

Commitments and contingencies

Total liabilities, convertible redeemable preference shares and shareholders’ equity	$3,090,012	$3,517,294

See accompanying notes to consolidated financial statements.

CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS — in US Dollars
For the Years Ended December 31
In thousands (except per share data)

	2003	2004	2005

Net revenue	$551,911	$932,131	$1,032,734
Cost of revenue	(648,330)	(769,318)	(917,048)

Gross profit (loss)	(96,419)	162,813	115,686

OPERATING EXPENSES
Research and development	124,057	118,281	122,073
Sales and marketing	38,748	37,751	42,181
General and administrative	40,762	33,850	38,756
Fab start-up costs	9,219	33,199	22,697
Other operating expenses (income), net	(11,001)	(8,994)	3,938

Total operating expenses	201,785	214,087	229,645

Operating loss	(298,204)	(51,274)	(113,959)
Equity in income of SMP	23,194	27,563	6,486
Other income, net	23,186	52,299	2,442
Interest income	12,168	11,530	28,625
Interest expense and amortization of debt discount	(42,222)	(30,093)	(69,839)
Foreign exchange gain (loss), net	(733)	1,320	(356)

Income (loss) before income taxes and minority interest	(282,611)	11,345	(146,601)
Income tax expense	(11,671)	(4,774)	(12,997)

Income (loss) before minority interest	(294,282)	6,571	(159,598)
Minority interest in loss of CSP	9,491	—	—

Net income (loss) prior to cumulative effect adjustment	(284,791)	6,571	(159,598)
Cumulative effect adjustment for change in accounting principle	(6,421)	—	—

Net income (loss)	(291,212)	6,571	(159,598)
Less: Accretion to redemption value of convertible redeemable preference shares	—	—	(3,196)

Net income (loss) available to common shareholders	$(291,212)	$6,571	$(162,794)

Basic and diluted net earnings (loss) per common share:
Prior to cumulative effect adjustment	$(0.11)	$0.00	$(0.06)
Cumulative effect adjustment	(0.01)	—	—

Net earnings (loss) per common share	$(0.12)	$0.00	$(0.06)

Basic and diluted net earnings (loss) per ADS:
Prior to cumulative effect adjustment	$(1.14)	$0.03	$(0.65)
Cumulative effect adjustment	(0.02)	—	—

Net earnings (loss) per ADS	$(1.16)	$0.03	$(0.65)

Number of common shares used in computing:
Basic net earnings (loss) per common share	2,502,294	2,508,376	2,511,428
Effect of dilutive options	—	8,566	1,149

Diluted net earnings (loss) per common share	2,502,294	2,516,942	2,512,577

Number of ADSs used in computing:
Basic net earnings (loss) per ADS	250,229	250,838	251,143
Effect of dilutive options	—	856	115

Diluted net earnings (loss) per ADS	250,229	251,694	251,258

See accompanying notes to consolidated financial statements.

CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS) — in US Dollars
For the Years Ended December 31
In thousands

	2003	2004	2005

Net income (loss)	$(291,212)	$6,571	$(159,598)

Net unrealized gains (losses) on change in cash flow hedging activity fair values	(207)	598	112
Share of cash flow hedging activity gains of SMP	5,298	3,945	17
Reclassification of cash flow hedging activity (gains) losses into earnings	1,003	(2,942)	469
Foreign currency translation	(1,716)	—	1,721
Unrealised losses on available-for-sale securities	(266)	(1,073)	(1,390)

Other comprehensive income, net	4,112	528	929

Comprehensive income (loss)	$(287,100)	$7,099	$(158,669)

See accompanying notes to consolidated financial statements.

CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY — in US Dollars
In thousands

					Accumulated	Total
			Additional		Other	Share
			Paid-in	Accumulated	Compre-	holders’
	Ordinary Shares		Capital	Deficit	hensive Loss	Equity
	No.	$	$	$	$	$

Balance at January 1, 2003	2,497,179	443,713	2,238,752	(834,013)	(62,993)	1,785,459
Net loss	—	—	—	(291,212)	—	(291,212)
Other comprehensive income	—	—	—	—	4,112	4,112
Issuance of shares	8,301	1,240	1,753	—	—	2,993
Employee stock compensation	—	—	4	—	—	4
Non-employee stock compensation	—	—	(6,801)	—	—	(6,801)

Balance at December 31, 2003	2,505,480	444,953	2,233,708	(1,125,225)	(58,881)	1,494,555

Net income	—	—	—	6,571	—	6,571
Other comprehensive income	—	—	—	—	528	528
Issuance of shares	3,758	578	1,423	—	—	2,001
Employee stock compensation	—	—	3	—	—	3
Non-employee stock compensation	—	—	173	—	—	173
Others	—	—	1,800	—	—	1,800

Balance at December 31, 2004	2,509,238	445,531	2,237,107	(1,118,654)	(58,353)	1,505,631

Net loss	—	—	—	(159,598)	—	(159,598)
Accretion to redemption value of convertible redeemable preference shares	—	—	(3,196)	—	—	(3,196)
Other comprehensive income	—	—	—	—	929	929
Issuance of shares	4,146	650	1,737	—	—	2,387
Employee stock compensation	—	—	1	—	—	1
Non-employee stock compensation	—	—	220	—	—	220

Balance at December 31, 2005	2,513,384	446,181	2,235,869	(1,278,252)	(57,424)	1,346,374

See accompanying notes to consolidated financial statements.

CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS — in US Dollars
For the years ended December 31
In thousands

	2003	2004	2005

CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)	$(291,212)	$6,571	$(159,598)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Cumulative effect adjustment	6,421	—	—
Equity in income of SMP	(23,194)	(27,563)	(6,486)
Cash dividends received from SMP	—	—	29,460
Depreciation and amortization	439,283	437,590	507,687
Foreign exchange loss (gain), net	26	(19)	434
Gain on disposal of property, plant and equipment	(5,917)	(11,703)	(1,594)
Cancellation of employee bonus award plan	(27,531)	—	—
Minority interest in loss of CSP	(9,491)	—	—
Stock-based compensation	4	3	1
Others	5,547	(7,035)	8,050
Change in assets and liabilities:
Receivables	(54,753)	16,327	(44,280)
Inventories	(35,158)	(15,726)	(62,081)
Prepaid expenses and other current assets	(946)	(180)	853
Payables and other liabilities	36,975	(61,395)	127,675
Income taxes payable	8,029	(5,186)	4,253

Net cash provided by operating activities	48,083	331,684	404,374

CASH FLOWS FROM INVESTING ACTIVITIES
Payments for property, plant and equipment	(220,761)	(686,252)	(628,127)
Payments for technology licenses	(59,705)	(37,083)	(9,351)
Purchases of marketable investments	(30,000)	(30,000)	—
Refundable deposits placed with a vendor	(80,000)	(35,000)	—
Proceeds from sale of property, plant and equipment	6,119	31,217	6,245
Proceeds from redemption and maturity of marketable investments	—	15,000	45,000
Return of capital from SMP	—	—	17,300
Others	—	9,403	(2,142)
Net cash used in investing activities	(384,347)	(732,715)	(571,075)

CASH FLOWS FROM FINANCING ACTIVITIES
Debt
Borrowings	125,000	318,000	1,128,592
Repayments	(65,033)	(287,312)	(990,172)
Receipts of customer deposits	—	450	81,300
Refund of customer deposits	(32,123)	—	(22,035)
Issuance of ordinary shares	2,993	2,001	2,387
Issuance of convertible redeemable preference shares	—	—	247,513
Others	—	1,800	—

Net cash provided by financing activities	30,837	34,939	447,585

Net increase (decrease) in cash and cash equivalents	(305,427)	(366,092)	280,884
Effect of exchange rate changes on cash and cash equivalents	(26)	19	(427)
Cash and cash equivalents at the beginning of the year	1,210,925	905,472	539,399

Cash and cash equivalents at the end of the year	$905,472	$539,399	$819,856

Supplemental Cash Flow Information
Interest paid (net of amounts capitalized)	$26,407	$18,215	$77,510
Income taxes paid	$6,291	$11,276	$9,576

Non-cash investing and financing activities
Equity securities received from sale of technology and equipment	$—	$11,708	$—
Property, plant and equipment acquired through capital lease	$—	$—	$45,933
Property, plant and equipment acquired on credit	$22,309	$129,147	$52,280
See accompanying notes to consolidated financial statements.

CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — in US Dollars
In thousands (except per share data)
1.	Background and Summary of Significant Accounting Policies

(a) Business and Organization

The Company is one of the world’s top dedicated semiconductor foundries providing wafer fabrication services and technologies. The Company operates in Singapore and has service operations in eight countries in North America, Europe and Asia, including Singapore. Its principal markets are the United States of America, Taiwan, Europe and Japan.

The Company was incorporated in Singapore in 1987. As of December 31, 2005, Singapore Technologies Semiconductors Pte Ltd (“ST Semiconductors”), a wholly owned subsidiary of Temasek Holdings (Private) Limited (“Temasek”), owns a majority of the shares of the Company. Temasek is a holding company through which corporate investments of the Government of Singapore are held.

Chartered Silicon Partners Pte Ltd (“CSP”) was formed in March 1997. The Company, EDB Investments Pte Ltd, Agilent Technologies Europe B.V. (“Agilent Europe”) and Singapex Investments Pte Ltd own a 51.0%, 26.5%, 15.0% and 7.5% equity interest in CSP, respectively. As part of Agilent Technologies, Inc’s restructuring in 2005, Agilent Europe transferred its entire shareholding in CSP to Avago Technologies General IP (Singapore) Pte. Ltd. (“Avago Singapore”) in January 2006. The Company accounts for CSP as a consolidated subsidiary.

Silicon Manufacturing Partners Pte Ltd (“SMP”) was formed in January 1998. Agere Systems Singapore Pte Ltd (“Agere”) and the Company own a 51.0% and 49.0% equity interest in SMP, respectively. The Company accounts for SMP using the equity method.

(b) Basis of Presentation

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”).

The consolidated financial statements reflect the accounts of Chartered Semiconductor Manufacturing Ltd and its majority-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation. Where losses applicable to the minority interest in a subsidiary exceed the minority interest in the equity capital of the subsidiary, such excess and any further losses applicable to the minority interest have been charged to the Company’s consolidated statements of operations, unless the minority interest has a binding obligation, and is able, to make good the losses. When the subsidiary subsequently reports profits, the profits applicable to the minority interest are taken to the consolidated statements of operations until the minority interest’s share of losses previously taken to the consolidated statements of operations is fully recovered.

Due to cumulative losses, the obligation to the minority shareholders of CSP was reduced to zero in the first quarter of 2003. Therefore none of CSP’s losses from that point forward have been allocated to the minority interest in the consolidated statements of operations. The effect of this on the results of operations was losses not allocated to the minority interest according to their proportionate ownership as follows:

	2003	2004	2005

Losses not allocated to the minority interest according to their proportionate ownership	$74,317	$55,786	$64,889
The cumulative losses not allocated to the minority shareholders of CSP according to their proportionate ownership as of December 31, 2004 and 2005 are $130,103 and $194,992, respectively.

(c) Reclassifications

Certain reclassifications have been made in prior years’ financial statements to conform to classifications used in the current year.

CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — in US Dollars
In thousands (except per share data)
(d) Use of Estimates

The preparation of the consolidated financial statements in accordance with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported revenues and expenses during the reporting period. Estimates are based on historical experience, current conditions and on various other assumptions that are believed to be reasonable under the circumstances. Significant items subject to judgement and such estimates include estimated useful lives and salvage values of long-lived assets, the recoverability of the carrying value of long-lived assets, the realization of deferred income tax assets, accounts receivable and inventories, the recognition and measurement of revenue and sales credits and returns allowance, the fair value of stock-based employee compensation awards and financial instruments. Actual results could differ from these estimates.

(e) Foreign Currency

The functional currency of the Company and its subsidiaries is the US dollar. Assets and liabilities which are denominated in foreign currencies are translated into the functional currency at the rates of exchange prevailing at the balance sheet date. Foreign currency transactions are translated using the exchange rates prevailing at the date of transactions. Foreign exchange gains or losses, resulting from the settlement of foreign currency transactions and from the translation at financial year-end exchange rates of assets and liabilities denominated in foreign currencies, are included in the line item “foreign exchange gain (loss), net” in the consolidated statements of operations.

(f) Business and Credit Concentrations

The Company is a dedicated semiconductor foundry providing wafer fabrication services and technologies. The worldwide semiconductor foundry industry is highly competitive. The principal elements of competition in the wafer foundry market include technical competence, time-to-market, research and development quality, available capacity, device yields, customer service, price, design services, access to intellectual property, electronic design automation and tool support. The semiconductor industry has historically been highly cyclical and, at various times, has experienced significant economic downturns characterized by production overcapacity, reduced product demand and rapid erosion of selling prices. Periods of overcapacity in the semiconductor industry have frequently followed periods of increased demand. In addition, the markets for semiconductors are characterized by rapid technological change, intense competition and fluctuations in end-user demand. As a result, changes in the industry may adversely affect management’s estimates and the Company’s results of operations and financial position.

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash, investments, derivative financial instruments and receivables. The five largest customers of the Company accounted for 41%, 52% and 56% of net revenue in the years ended December 31, 2003, 2004 and 2005, respectively. Total accounts receivable from these customers was $49,521 and $92,668 at December 31, 2004 and 2005, respectively. As a result, loss or cancellation of business from, or significant changes in scheduled deliveries or decreases in the prices of products sold to any of these customers could materially and adversely affect the Company’s results of operations or financial position. The Company believes that the concentration of its credit risk in trade receivables is mitigated substantially by its credit evaluation process, credit policies and credit control and collection procedures.

The Company’s cash and cash equivalents and term deposits are placed with major international banks and financial institutions with specific minimum credit standards. Cash and cash equivalents and term deposits with a particular bank accounted for 43% and 20% of total balances at December 31, 2004 and 2005, respectively.

The amounts subject to credit risk related to derivative instruments are generally limited to the amounts, if any, by which a counterparty’s obligations exceed the obligations of the Company with that counterparty. The risk management practices are further described in Note 19.

(g) Cash Equivalents

Cash equivalents consist of highly liquid investments that are readily convertible into cash and have original maturities of three months or less.

CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — in US Dollars
In thousands (except per share data)
(h) Marketable Investments

The Company classifies its investments in marketable equity and debt securities as “available-for-sale”, “held to maturity” or “trading” at the time of purchase in accordance with the provisions of Statement of Financial Accounting Standards (“SFAS”) No. 115, “Accounting for Certain Investments in Debt and Equity Securities” (“SFAS No. 115”). There are no investments classified as trading or held-to-maturity as of December 31, 2004 and 2005. There are no transfers between investment classifications in any of the periods presented.

Available-for-sale securities are carried at fair value with unrealized gains and losses, net of related tax, if any, reported as a component of other comprehensive income (loss) until realized. Realized gains and losses from the sale of available-for-sale securities are determined on a specific-identification basis. A decline in the market value of any available-for-sale security below cost that is deemed to be other than temporary will result in an impairment, which is charged to earnings.

(i) Derivative Instruments and Hedging Activities

In accordance with SFAS No. 133, “Accounting for Derivative Instruments and Certain Hedging Activities”, as amended, the Company records derivatives on the balance sheet as assets or liabilities measured at fair value.

On the date a derivative contract is entered into, the Company will consider if the derivative instrument is part of a hedging relationship. If the derivative will be designated as a hedge, the Company designates the derivative as either a hedge of the fair value of a recognized asset or liability or of an unrecognized firm commitment (“fair-value” hedge), a hedge of a forecasted transaction or of the variability of cash flows to be received or paid related to a recognized asset or liability (“cash-flow” hedge), or a foreign-currency fair-value or cash-flow hedge (“foreign-currency” hedge). The Company formally documents all relationships between hedging instruments and hedged items, as well as its risk-management objective and strategy for undertaking various hedge transactions at the hedge’s inception. This process includes linking all derivatives that are designated as fair-value, cash-flow, or foreign-currency hedges to specific assets and liabilities on the balance sheet or to specific firm commitments or forecasted transactions. The Company also formally assesses, both at the hedge’s inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items.

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

CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — in US Dollars
In thousands (except per share data)
The Company discontinues hedge accounting prospectively when it is determined that a derivative is no longer effective in offsetting changes in the fair value or cash flows of the hedged item, the derivative expires or is sold, terminated, or exercised, the derivative is de-designated as a hedging instrument because it is unlikely that a forecasted transaction will occur, a hedged firm commitment no longer meets the definition of a firm commitment, or management determines that designation of the derivative as a hedging instrument is no longer appropriate. When hedge accounting is discontinued because it is determined that the derivative no longer qualifies as an effective fair-value hedge, the Company no longer adjusts the hedged asset or liability for changes in fair value. The adjustment of the carrying amount of the hedged asset or liability is accounted for in the same manner as other components of the carrying amount of that asset or liability. When hedge accounting is discontinued because the hedged item no longer meets the definition of a firm commitment, the Company removes any asset or liability that was recorded pursuant to recognition of the firm commitment from the balance sheet and recognizes any gain or loss in earnings. When hedge accounting is discontinued because it is probable that a forecasted transaction will not occur, gains and losses that were accumulated in other comprehensive income are recognized immediately in earnings. In all situations in which hedge accounting is discontinued, the Company continues to carry the derivative at its fair value on the balance sheet, and recognizes any changes in its fair value in earnings.

(j) Inventories

Inventories are stated at the lower of cost or market (net realizable value) and consist of work in progress, raw materials and consumable supplies and spares. Cost is determined using standard cost and an allocation of the cost variances arising in the period of production, which approximates actual costs determined on the weighted average basis. Standard cost is based on estimates of materials, labor and other costs incurred in each process step associated with the manufacture of the Company’s products. Labor and overhead costs are allocated to each step in the wafer production process based on normal fab capacity utilization, with costs arising from abnormal under-utilization of capacity expensed when incurred.

(k) Technology Licenses

Technology license agreements are stated at cost and amortized on the straight-line basis over the shorter of the expected technology life or the license period.

(l) Property, Plant and Equipment

Property, plant and equipment are recorded at cost and depreciated to their estimated salvage values using the straight-line method over their estimated useful lives as follows:

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

Property, plant and equipment acquired through capital leases are capitalized at the lower of fair value or the present value of the minimum lease payments at the inception of the lease. The minimum lease payments are allocated between interest expense and reductions of the lease obligation so as to produce a constant periodic rate of interest on the remaining balance of the lease obligation. Assets under capital leases are depreciated over the shorter of their estimated useful lives or the lease term.

CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — in US Dollars
In thousands (except per share data)
(m) Impairment of Long-Lived Assets and Intangible Assets

The Company reviews long-lived assets and intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Recoverability of long-lived asset groups to be held and used are measured by a comparison of the carrying amount to the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset group. If an asset group is considered to be impaired, the impairment loss is measured as the amount by which the carrying amounts of the long-lived assets exceed their fair value. The Company does not have any intangible assets with indefinite useful lives.

Long-lived assets to be disposed of by sale are measured at the lower of their carrying amounts or fair value less cost to sell, and depreciation is ceased. Long-lived assets to be abandoned are considered held and used until disposed of. Long-lived assets to be abandoned are disposed of when they cease to be used.

(n) Revenue Recognition

The Company enters into arrangements with customers which typically include, in addition to fabricating semiconductor wafers, pre-fabricating services such as engineering services and masks generation, and associated assembly and test services.

When arrangements include multiple deliverables, the Company evaluates whether to divide the deliverables into separate units of accounting using certain specified criteria. The total arrangement consideration is allocated to each unit of accounting based on fair values in accordance with the methodology in FASB Emerging Issues Task Force (“EITF”) Issue 00-21, “Accounting for Revenue Arrangements with Multiple Deliverables”. Substantially all of the Company’s arrangements for the sale of semiconductor wafers and related services consist of a single unit of accounting.

Revenue for each unit of accounting is recognized when the contractual obligations have been performed and, where applicable, delivery has occurred and title and risk of loss has passed to the customer, there is evidence of a final arrangement as to the specific terms of the agreed upon sales, selling prices to the customers are fixed or determinable and collection of the revenue is reasonably assured. Generally this results in revenue recognition upon shipment of wafers. Revenue represents the invoiced value of goods and services supplied excluding goods and services tax, less allowances for estimated sales credits and returns. The Company estimates allowances for sales credits and returns based on historical experience and management’s estimate of the level of future claims. Additionally, the Company accrues for specific items at the time their existence is known and amounts are estimable.

Other arrangements include sale of equipment and contemporaneous licensing of intellectual property. Arrangement consideration is allocated between equipment and licensing of intellectual property using the residual method based on the fair value of equipment sold. Estimates of fair value of equipment are based on the resale prices of similar equipment sold on the used equipment market. Income from intellectual property is classified as a component of other income, net, in the consolidated statement of operations as it is not considered as a source of income from principal operations, and is recognized when the title and risk of loss have passed to the customer or the license is delivered, there is evidence of a final arrangement, fees are fixed or determinable, and collectibility is reasonably assured.

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

Had the Company determined employee compensation cost based on the fair value at the grant date for its share options under SFAS No. 123, as amended by SFAS No. 148, the Company’s net income (loss) would have changed to the pro forma amounts indicated below:

	2003	2004	2005

Stock-based employee compensation cost
As reported (intrinsic method)	$4	$3	$1
Pro forma (fair-value method)	$13,526	$16,744	$7,073

Net income (loss) available to common shareholders
As reported	$(291,212)	$6,571	$(162,794)
Pro forma	$(304,734)	$(10,170)	$(169,866)

Basic and diluted net earnings (loss) per common share
As reported	$(0.12)	$0.00	$(0.06)
Pro forma	$(0.12)	$(0.00)	$(0.07)

Basic and diluted net earnings (loss) per ADS
As reported	$(1.16)	$0.03	$(0.65)
Pro forma	$(1.22)	$(0.04)	$(0.68)
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

(r) Fab Start-up Costs

The Company records costs related to start-up activities, including fab start-up costs, as expenses when they are incurred. Such costs primarily include employee related expenses and engineering activities associated with the start-up of a fab.

CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — in US Dollars
In thousands (except per share data)
(s) Deferred Loan Costs

Expenses associated with the issuance of long-term debt are capitalized and are amortized over the terms of the respective arrangement, ranging from one to seven years, using the effective interest rate method.

(t) Operating Leases

Rental on operating leases, including the effects of scheduled rent increases, lease incentives and rent holidays, are charged to expense on a straight-line basis over the term of the lease. Contingent rentals are charged to expense when they are incurred.

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

(v) Net Income (Loss) Per Common Share

Basic net earnings (loss) per common share is computed by deducting from net income or adding to net (loss) the accretion to redemption value of the convertible redeemable preference shares and using the weighted-average number of common shares outstanding. Diluted net earnings (loss) per common share is computed by deducting from net income or adding to net (loss) the accretion to redemption value of the convertible redeemable preference shares and using the weighted average number of common shares outstanding and dilutive potential common shares from the assumed exercise of options outstanding during the period, if any, using the treasury stock method plus other potentially dilutive securities outstanding, such as convertible notes and convertible redeemable preference shares.

The Company excluded potentially dilutive securities for each period presented from its diluted net earnings (loss) per common share computation because either the exercise price or conversion price of the securities exceeded the average fair value of the Company’s common stock or the Company had net losses, and therefore these securities were anti-dilutive. A summary of the excluded potentially dilutive securities and the range of related exercise prices are as follows:

	Years ended December 31,
	2003	2004	2005

Convertible debt and call options	214,792	429,584	251,092
Stock options	104,223	98,468	71,841
Convertible redeemable preference shares	—	—	344,067
The conversion price of convertible debt outstanding was S$4.7980 per share (equivalent to approximately US$26.7701 per ADS) as of December 31, 2005. The weighted average exercise prices of options outstanding were $2.67, $2.36 and $2.04 as of December 31, 2003, 2004 and 2005, respectively. The excluded stock options have per share exercise prices ranging from $0.39 to $8.31, $0.63 to $8.31 and $0.69 to $8.31 for the years ended December 31, 2003, 2004 and 2005, respectively. The exercise price of the call options was $0.93 per share as of December 31, 2005 and the conversion price of the convertible redeemable preference shares was $0.8719 per share.

CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — in US Dollars
In thousands (except per share data)
(w) Recent Accounting Pronouncements

In March 2005, the Financial Accounting Standards Board (“FASB”) issued FASB Interpretation No. 47, “Accounting for Conditional Asset Retirement Obligations” (“FIN 47”). FIN 47 clarifies that an entity must record a liability for a “conditional” asset retirement obligation if the fair value of the obligation can be reasonably estimated. The types of asset retirement obligations that are covered by this Interpretation are those for which an entity has a legal obligation to perform an asset retirement activity, however the timing and (or) method of settling the obligation are conditional on a future event that may or may not be within the control of the entity. FIN 47 also clarifies when an entity would have sufficient information to reasonably estimate the fair value of an asset retirement obligation. FIN 47 is effective no later than the end of fiscal years ending after December 15, 2005. The initial adoption of FIN 47 did not have an impact on the Company’s financial condition and consolidated statements of operations.

In December 2004, the FASB published FAS 123(R), “Share-Based Payments”. FAS 123(R) requires that the compensation cost relating to share-based payment transactions be recognized in financial statements. That cost will be measured based on the fair value of the equity or liability instruments issued. FAS 123(R) replaces FASB Statement No. 123, “Accounting for Stock-Based Compensation”, and supersedes APB Opinion No. 25, “Accounting for Stock Issued to Employees”. In March 2005, the SEC issued Staff Accounting Bulletin No. 107, or SAB 107, on the interaction between FAS 123(R) and certain SEC rules and regulations, and on SEC Staff’s views regarding the valuation of share-based payment arrangements for public companies. In April 2005, the SEC approved a new rule that permits companies to defer the effective date of FAS 123(R). The Company has elected to adopt FAS 123(R) on January 1, 2006.

The Company currently determines the fair value of stock-based compensation using a Black-Scholes option-pricing model. The adoption of FAS 123(R) on January 1, 2006 is expected to decrease the Company’s net income in 2006 by as much as $6,000. The pro forma amounts disclosed in Note 1(p) of the consolidated financial statements are not necessarily indicative of the impact FAS 123(R) will have on the Company’s consolidated statements of operations.

2.	Related Party Transactions

(a) Temasek and affiliates

The Company is a majority owned subsidiary of ST Semiconductors, which is itself a wholly-owned subsidiary of Temasek. Temasek is a holding company through which corporate investments of the government of Singapore are held. The Company transacts business in the normal course of its operations with Temasek and its affiliates as well as with other companies and entities that are partially or wholly owned or controlled by the government of Singapore.

The Company had the following significant transactions with related parties:

	2003	2004	2005

Affiliates of Temasek
Services purchased from STATS ChipPAC	$13,541	$19,104	$12,872
Property, plant and equipment purchased	175	415	4,016
Services purchased	1,398	2,178	883
Interest income received	6,689	2,853	—
Management fees paid	3,384	2,739	—
Sub-lease rental for leasehold land from JTC	2,482	2,460	2,416
Rental for leasehold land from Ascendas	276	335	331
Included in receivables from related parties and payables to related parties are amounts due from or to affiliates of Temasek:

	December 31,
	2004	2005

Amounts due from affiliates of Temasek	$281	$217
Amounts due to affiliates of Temasek	$4,135	$8,008

CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — in US Dollars
In thousands (except per share data)
The balances with affiliates of Temasek are unsecured, interest free and repayable within 12 months.

The fabs of the Company are built on land held on long-term operating leases from entities controlled by the government of Singapore. Fab 1 was built on land leased by the Company from Ascendas Land (Singapore) Pte Ltd (“Ascendas”), a private company wholly-owned by Jurong Town Corporation (“JTC”). JTC is a statutory board established by the Singapore government to develop and manage industrial estates in Singapore. Following the cessation of Fab 1 operations in end March 2004, the Company classified its leasehold interest in Fab 1 as held for sale (see Note 22).

Fabs 2, 3, 5 (occupied by SMP) and 6 (occupied by CSP) and Fab 2 and Fab 3 slurry treatment plant occupy land leased by Terra Investments Pte Ltd (“Terra”) (a wholly-owned subsidiary of Temasek) from JTC. The Company has entered into sub-leases for the underlying land for the entire term of the leases between Terra and JTC, expiring between 2024 and 2030, with an option, subject to certain conditions, to extend for another 30 years.

Fab 7 occupies land also leased by Terra from JTC. The Company expects to enter into a sub-lease with Terra for the underlying land, expiring in 2030, with an option, subject to certain conditions, to extend for another 30 years.

Rental rates on the long term leases are subject to revisions at periodic intervals in accordance with the rental agreements, with such increases generally capped at 4% to 9% per annum.

Rental expense for land leased from related parties for the years ended December 31, 2003, 2004 and 2005 was $2,758, $2,795 and $2,747, respectively.

Minimum future rental payments on non-cancellable operating leases of land from the related parties above as of December 31, 2005 are as follows:

Payable in year ending December 31,
2006	$2,746
2007	2,798
2008	2,854
2009	2,916
2010	2,982
Thereafter	52,132

$66,428

As of December 31, 2005, the Company has included above operating lease obligations in respect of Fab 1 amounting to $4,100. In January 2006, the Company has sold and transferred its leasehold interest in Fab 1.

(b) SMP

The Company has a 49% equity interest in SMP that is accounted for using the equity method. SMP’s net operating results are not shared between the Company and SMP’s majority shareholder, Agere, in the same ratio as the equity holding. Instead, each party is entitled to the gross profits from sales to the customers that it directs to SMP after deducting its share of the overhead costs of SMP. Accordingly, the equity in income (loss) of SMP and the share of retained post formation loss that is included in the Company’s consolidated statements of operations and consolidated balance sheets are different than the amount that would be obtained by applying a 49% ownership percentage.

The Company and Agere have entered into an assured supply and demand agreement with SMP under which each is billed for allocated wafer capacity if the wafers started for them are less than their allocated capacity. No amounts were payable by the Company under this agreement for 2003, 2004 and 2005, respectively.

During 2005, SMP’s shareholders agreed to a reduction in wafer prices for Agere, related to the wafer capacity allocated to Agere, to the minimum price allowed under the assured supply and demand agreement. As each shareholder is entitled to the gross profits from sales to the customers that it directs to SMP, the wafer price reduction did not affect the equity in income (loss) of SMP and the share of retained post formation loss that is included in the Company’s consolidated statements of operations and consolidated balance sheets.

Singapore law allows dividends to be paid only out of profits of a company. The Company and Agere have agreed that dividends will be paid out of the profits of SMP determined on a year-to-year basis rather than a cumulative basis.

The Company bought $2,272, $1,641 and $218 of processed wafers from SMP for the years ended December 31, 2003, 2004 and 2005, respectively.

CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — in US Dollars
In thousands (except per share data)
The Company provides management and corporate support services including accounting, financial, sales and marketing services to SMP and allocates a portion of its related costs to SMP. Such charges to SMP amounted to $9,963, $9,622 and $8,811 in the years ended December 31, 2003, 2004 and 2005, respectively.

SMP leases its fab from the Company under a long-term lease agreement that expires in 2008. The rental income from SMP for the years ended December 31, 2003, 2004 and 2005 was $15,024, $15,307 and $15,662, respectively.

The Company bought plant and equipment of $3,350, $Nil and $11 from SMP during 2003, 2004 and 2005, respectively. The Company also sold plant and equipment of $14,218, $505 and $53 to SMP during 2003, 2004 and 2005, respectively.

Included in receivables from related parties and payables to related parties are amounts due from or to SMP:

	December 31,
	2004	2005

Amounts due from SMP	$9,231	$11,827
Amounts due to SMP	$552	$94
The balances with SMP are unsecured, interest free and repayable within 12 months.

3.	Cash and Cash Equivalents

Cash and cash equivalents consist of the following:

	December 31,
	2004	2005

Cash at banks and on hand	$87,485	$393,083
Short-term deposits with banks	451,914	426,773

	$539,399	$819,856

4.	Marketable Investments

At December 31, 2004

		Unrealised	Unrealised
	Cost	Gains	(Losses)	Fair Value

Current
Available-for-sale securities:
Term deposits	$15,000	$—	$—	$15,000
Equity securities	9,371	172	(1,362)	8,181

	$24,371	$172	$(1,362)	$23,181

Non-current
Available-for-sale securities:
Term deposits	$15,000	$—	$—	$15,000
Self-referenced credit-linked deposits	30,000	—	(149)	29,851

	$45,000	$—	$(149)	$44,851

The $30,000 self-referenced credit-linked deposit (“CLD”) was placed with a financial institution in June 2003. If a “credit event” (as defined in the CLD) occurred, which included default in the payment of the Company’s Convertible Notes or bankruptcy of the Company, the principal would not be returned in full. Rather, the Company would receive the market value of $30,000 face amount of the Company’s Convertible Notes, less costs incurred by the financial institution. The Company redeemed $25,000 and $5,000 of the CLD in March 2005 and April 2005, respectively.

CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — in US Dollars
In thousands (except per share data)
At December 31, 2005

		Unrealised	Unrealised
	Cost	Gains	(Losses)	Fair Value

Current
Available-for-sale securities:
Term deposits	$15,000	$—	$—	$15,000
Equity securities	10,196	—	(2,729)	7,467

	$25,196	$—	$(2,729)	$22,467

The following table shows the gross unrealized losses and fair value of the Company’s available-for-sale equity securities with unrealized losses that are not deemed to be other-than-temporarily impaired, aggregated by the length of time the securities have been in a continuous unrealized loss position.

At December 31, 2004	Less than 12 months		Greater than 12 months		Total
		Unrealised		Unrealised		Unrealised
	Fair Value	(Losses)	Fair Value	(Losses)	Fair Value	(Losses)
Available-for-sale securities:
Equity securities	$7,596	$(1,362)	$—	$—	$7,596	$(1,362)

At December 31, 2005	Less than 12 months		Greater than 12 months		Total
		Unrealised		Unrealised		Unrealised
	Fair Value	(Losses)	Fair Value	(Losses)	Fair Value	(Losses)
Available-for-sale securities:
Equity securities	$1,123	$(115)	$6,344	$(2,614)	$7,467	$(2,729)

The Company’s investments in available-for-sale equity securities consist primarily of investments in common stock of two companies in the semiconductor industry. The fair value of the investments was based on quoted share prices. The decline in common stock of these companies was concurrent with an industry-wide inventory correction during late 2004 and early 2005. The Company considered industry analyst reports on the outlook of the semiconductor industry and the two companies and evaluated the near-term prospects of their fair values recovering to their carrying values. Based on this evaluation and the Company’s ability and intent to hold the investments for a reasonable period of time sufficient for this forecasted recovery of the fair value, the Company does not consider these investments to be other-than-temporarily impaired at December 31, 2005.
No realised gains or losses were recorded for the years ended December 31, 2003, 2004 and 2005.

5.	Receivables, Net

Receivables consist of the following:

	December 31,
	2004	2005

Trade receivables	$122,986	$181,079
Allowance for doubtful accounts	(1,178)	(991)
Allowance for sales credits and returns	(6,537)	(13,901)

Trade receivables, net of allowances	115,271	166,187
Receivables from related parties	9,512	12,044
Other receivables	18,365	6,666

	$143,148	$184,897

Movement in the allowance for doubtful accounts is as follows:

	2003	2004	2005

Beginning	$2,460	$1,083	$1,178
Utilized in year	(1,022)	(38)	—
Charge for the year	351	1,106	420
Reversal of specific allowances due to collection	(706)	(973)	(607)

Ending	$1,083	$1,178	$991

Movement in the allowance for sales credits and returns is as follows:

	2003	2004	2005

Beginning	$10,687	$9,556	$6,537
Utilized in year	(7,026)	(7,769)	(10,940)
Charge for the year	5,895	4,750	18,304

Ending	$9,556	$6,537	$13,901

CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — in US Dollars
In thousands (except per share data)
6.	Inventories

Inventories consist of the following:

	December 31,
	2004	2005

Raw materials	$5,414	$6,895
Work-in-process	60,293	121,871
Consumable supplies and spares	6,452	5,474

	$72,159	$134,240

7.	Other current assets

Under the terms of the Exim Loan agreement, the Company is required to maintain on deposit with the bank a compensating balance, restricted as to use, equal to the amount of principal, interest and commitment fees payable at the next repayment date. At December 31, 2005, restricted cash included in other current assets amounted to $2,832.

As of December 31, 2005, the Company also has a refundable deposit placed with a vendor of $109,581 to secure wafer capacity.

8.	Investment in SMP

The investment in SMP is discussed further in Note 2(b) and consists of the following:

	December 31,
	2004	2005

SMP
Cost	$120,959	$100,535
Share of retained post-formation losses	(27,167)	(20,681)
Share of accumulated other comprehensive losses	(27)	(10)
Dividends received	—	(29,460)

	$93,765	$50,384

In August 2005, SMP’s board of directors approved a change to SMP’s fiscal year end from December 31 to September 30 so as to coincide with the fiscal year end of Agere. The change in SMP’s fiscal year end does not affect how the Company accounts for its share of SMP’s net results.

In October 2005, SMP reorganized its paid-up share capital and returned a portion to its shareholders in the form of cash, the Company’s entitlement being $20,424, in a capital reduction sanctioned by the High Court of Singapore. During the year ended December 31, 2005, the Company has received $17,300 of this amount from SMP. The capital reduction through the extinguishment of accumulated losses does not qualify as a quasi-reorganization under US GAAP.

Shown below is summarized financial information for SMP:

	December 31,
	2004	2005
Current assets	$85,597	$71,101
Property, plant and equipment	132,258	55,758
Other assets	82	34
Current liabilities	(23,078)	(31,311)
Other liabilities	—	(8)

Shareholders’ equity	$194,859	$95,574

	2003	2004	2005
Net revenue	$329,535	$303,570	$201,345
Gross profit	43,073	34,827	4,875
Operating income	42,419	30,070	449
Net income	$23,784	$20,706	$1,486

CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — in US Dollars
In thousands (except per share data)
9.	Technology Licenses, net

			Weighted average
			amortization
			period (years)
	December 31,		December 31,
	2004	2005	2004	2005

Technology licenses, at cost	$159,512	$168,787	7	6
Accumulated amortization	(37,559)	(62,175)

Technology licenses, net	$121,953	$106,612

Amortization charged to results of operations amounted to $14,383, $16,263 and $24,616 for 2003, 2004 and 2005, respectively. Estimated amortization for future periods is as follows:

2006	$30,911
2007	29,867
2008	28,338
2009	13,263
2010	4,233
Thereafter	—

$106,612

10.	Property, plant and equipment, net

Property, plant and equipment consist of the following:

	December 31,
	2004	2005

Cost

Buildings	$192,230	$269,276
Mechanical and electrical installations	426,975	612,340
Equipment and machinery	2,818,804	3,893,041
Office and computer equipment	96,058	144,834
Assets under installation and construction	937,927	140,733

Total cost	$4,471,994	$5,060,224

Accumulated depreciation and amortization	$2,557,479	$3,010,529

Property, plant and equipment, net	$1,914,515	$2,049,695

Depreciation was charged to consolidated statements of operations and amounted to $418,195, $420,217 and $481,874 for the years ended December 31, 2003, 2004 and 2005, respectively. Buildings consist of wafer plants, including administrative offices, built on land sub-leased to the Company, as discussed in Note 2.

Capitalized interest relating to property, plant and equipment amounted to $5,466, $15,177 and $19,032 in the years ended December 31, 2003, 2004 and 2005, respectively.

At December 31, 2005, total cost and accumulated amortization of assets under capital leases was $45,933 and $2,886 respectively. Amortization of assets under capital leases, included in depreciation expense, was $2,886 for the year ended December 31, 2005.

CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — in US Dollars
In thousands (except per share data)
11.	Payables

Payables relate to the following:

	December 31,
	2004	2005

Trade and accrued purchases	$54,952	$106,299
Payables to related parties	4,687	8,102
Fixed asset purchases	129,147	52,280

	$188,786	$166,681

12.	Other Current Liabilities

	December 31,
	2004	2005

Accrued employee related expenses and bonuses	$22,657	$24,619
Accrued interest	5,251	41,612
Customer deposits	—	58,410
Other accrued expenses	3,318	5,857
Other current liabilities	27,303	85,947

	$58,529	$216,445

The Company enters into capacity guarantee agreements with certain of its customers under which the customers are required to maintain non-interest bearing deposits with the Company to secure access to wafer capacity. Such deposits are generally for periods exceeding one year and are refundable at the end of the agreed period of such allocated capacity, or in certain cases, based on the cumulative wafers purchased from the Company. Such deposits are initially recorded at the net present value of payments due pursuant to their contractual terms. The related discount, which is offset by an equal amount of deferred revenue, is amortized to interest expense using the effective interest rate method. Deferred revenue is amortized to income over the term of the deposit using the straight-line method. Deposits are classified based on maturity, except that the amounts are considered current if it is probable that the deposits will be refunded within one year.

Included in other current liabilities at December 31, 2005 is a prepayment from a customer for future purchases which also secures access to wafer capacity. This amount will be used to off-set trade receivables from that customer.

13.	Income Taxes

Income tax expense consists of the following:

	2003	2004	2005

Current expense	$14,313	$6,090	$13,831
Deferred benefit	(2,642)	(1,316)	(834)

Total	$11,671	$4,774	$12,997

All but an insignificant portion of pre-tax income (loss) and income tax expense is from Singapore sources.

The Company has been granted pioneer status under the Economic Expansion Incentives (Relief from Income Tax) Act (Chapter 86) of Singapore for:
•	the manufacture of integrated circuits using submicron technology at Fab 2 for a ten year period beginning July 1, 1996;

•	the manufacture of integrated circuits using submicron technology at Fab 3 for a ten year period beginning July 1, 1999;

CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — in US Dollars
In thousands (except per share data)
•	the wafer fabrication of Application Specific Integrated Circuits (ASIC) and other advanced semiconductor devices at Fab 6 for a ten year period beginning September 1, 2003 (granted on November 8, 2004); and

•	the wafer fabrication of integrated circuits at Fab 7 for a fifteen year period beginning October 1, 2005 (granted on December 30, 2005).
Under the Economic Expansion Incentives (Relief from Income Tax) Act (Chapter 86) of Singapore, the Company has also been granted:
•	post-pioneer enterprise status for the manufacture of integrated circuits using submicron technology at Fab 2 for a five year period beginning July 1, 2006;

•	development and expansion incentive status for the manufacture of integrated circuits using submicron technology at Fab 3 for a five year period beginning July 1, 2009; and

•	development and expansion incentive status for the wafer fabrication of ASICs and other advanced semiconductor devices at Fab 6 for a five year period beginning September 1, 2013.
During the period for which pioneer status is effective, subject to compliance with certain conditions, income from pioneer trade (that is, sale of qualifying integrated circuits) is exempt from Singapore income tax. During the periods for which post-pioneer status and development and expansion incentive status are effective, subject to compliance with certain conditions, income from post-pioneer trade and development and expansion activities are taxed at a concessionary rate of 10%. Without these exemptions from income tax or the concessionary tax rate of 10%, the Company would be subject to income tax at the Singapore corporate income tax rate of 22% for the year ended December 31, 2003 and 20% for the years ended December 31, 2004 and 2005.

Tax losses accumulated before the pioneer status period cannot be carried forward. Tax losses accumulated in the pioneer status period may be carried forward and may be offset against income from the same pioneer trade arising both during the pioneer status and after the expiration of the pioneer status period, subject to compliance with certain conditions. Accordingly, loss carryforwards are determined on a fab-by-fab basis. As of December 31, 2005, the Company does not have any loss carryforwards.

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

Under Singapore tax law, tax depreciation of property, plant and equipment (referred to as wear and tear allowances) is deductible only to the extent of taxable income before tax depreciation. Unutilized wear and tear allowances can be carried forward to future tax years. The Company has unutilized wear and tear allowance carryforwards of approximately $968,000 and $1,583,000 as of December 31, 2004 and 2005, respectively. The deferred tax asset for unutilized wear and tear allowances as of December 31, 2005 has been recognized at a 20% tax rate. The amount at December 31, 2005 is higher than the amount at December 31, 2004 due to changes in estimates.

Loss carryforwards as well as unutilized wear and tear allowances are available indefinitely, subject to 50% or more of the Company’s equity staying with the same shareholders from the incurrence of the tax loss to its utilization and in the case of wear and tear allowances, an additional test that the same trade must be carried on.

As of December 31, 2005, the Company no longer recognized a deferred tax asset for accrued yield to maturity interest expense for the Company’s Convertible Notes which is a non-pioneer item (referred to as deferred interest) as there is no future interest income against which this expense would be deductible.

CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — in US Dollars
In thousands (except per share data)
Income that is non-qualifying income under pioneer status, post-pioneer status or the development and expansion incentive status is not exempt from taxation during the pioneer status period or entitled to the concessionary tax rate during the post-pioneer status period or the development and expansion incentive status period and is referred to as non-pioneer income. The income tax expense for the years ended December 31, 2003, 2004 and 2005 represents primarily income tax payable on non-pioneer income, primarily interest income, rental income and income from the sale of wafers using technologies that do not benefit from the preferential tax treatment.

	December 31,
	2004	2005

Deferred tax assets
Unutilized wear and tear allowances	$55,324	$316,550
Deferred interest	11,386	—
Property, plant and equipment	8,841	7,112
Other accrued expenses	1,570	8,191

	77,121	331,853
Valuation allowance	(68,205)	(322,413)

	$8,916	$9,440

Deferred tax liabilities
Property, plant and equipment	$(1,316)	$(802)
Intangible assets	(796)	(1,000)

	$(2,112)	$(1,802)

Net deferred tax asset	$6,804	$7,638

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

The valuation allowance was $6,285 as of January 1, 2003. During the years ended December 31, 2003, 2004 and 2005, the valuation allowance increased (decreased) by $75,718, $(13,798) and $254,208 respectively.

As of December 31, 2004 and 2005, the Company recorded deferred tax assets of $55,324 and $316,550, respectively, for its unutilized wear and tear allowances. Based upon the level of historical taxable income specific to Fabs 3, 6 and 7, management believes it is more likely than not that the Company will not realize the benefits of these deductible differences. Accordingly, a valuation allowance of $55,324 and $316,550 was recorded as of December 31, 2004 and 2005, respectively.

As of December 31, 2004 and 2005, the Company recorded deferred tax assets of $8,841 and $7,112, respectively, for the remaining difference in the tax and book basis of property, plant and equipment. Based upon the level of historical taxable income specific to Fabs 2 and 3, management believes it is more likely than not that the Company will not realize the benefits of these deductible differences. Accordingly, a valuation allowance of $143 and $2,921 was recorded as of December 31, 2004 and 2005, respectively.

As of December 31, 2004 and 2005, the Company recorded deferred tax assets of $1,352 and $4,776, respectively, for its industrial building allowance claim against rental income and asset retirement obligations. Based upon the level of historical taxable income specific to Fab 2 and non-pioneer income, management believes it is more likely than not that the Company will realize the benefits of these deductible differences. Accordingly, no valuation allowance was recorded as of December 31, 2004 and 2005.

CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — in US Dollars
In thousands (except per share data)
A reconciliation of the expected tax (benefit) expense computed by applying statutory rates to pre-tax income (loss) to the actual tax expense is as follows:

	December 31,
	2003	2004	2005

Income tax (benefit) expense computed at Singapore statutory tax rate of 20% (22% in 2003, 20% in 2004 and 2005)	$(62,174)	$2,269	$(29,320)
Permanent non-deductible expenses	44,360	12,582	23,150
Effect of pioneer status, including losses and allowances not recognized as deferred tax benefit	38,480	6,263	27,561
Effect of post-pioneer status	(2,642)	(2,263)	—
Non-taxable increase (decrease) in equity method investment	(5,103)	(5,512)	(1,332)
Effect of change in concessionary tax status	—	(6,884)	—
Exempt dividend income	—	—	(5,872)
All other items, net	(1,250)	(1,681)	(1,190)

Actual income tax expense	$11,671	$4,774	$12,997

The pioneer status had the effect of increasing basic and diluted net earnings per share or (decreasing) basic and diluted net (loss) per share by ($0.02), $0.00 and ($0.01) and increasing basic and diluted net earnings per ADS or (decreasing) basic and diluted net (loss) per ADS by ($0.15), $0.02 and ($0.11) for the years ended December 31, 2003, 2004 and 2005, respectively.

14.	Long-term Debt and Obligations under Capital Leases

Long-term debt consists of:

	December 31,
	2004	2005

Singapore dollar loans at fixed rates of 4.0% to 4.25%	$73,650	$—
US dollar loans at floating rates:
CSP Syndicated Loan	589,066	214,533
SMBC/OCBC Term Loan	—	300,000
Exim Loan	—	122,124
Bank of America Term Loan	—	50,000
2.5% senior convertible notes due 2006	575,000	97,155
5.75% senior notes due 2010	—	371,161
6.375% senior notes due 2015	—	246,540
Amortizing bonds due 2010	—	46,703
Other	(1,986)	(324)

	1,235,730	1,447,892
Less current installments of long-term debt	(352,985)	(319,634)

Long-term debt, excluding current installments	$882,745	$1,128,258

Obligations under capital leases:

	2004	2005

Total minimum lease payments	$—	$63,931
Amount representing interest at rates of 6.2% to 7.0%	—	(20,336)

Present value of minimum lease payments	—	43,595
Less current installments of capital lease obligations	—	(2,819)

Obligations under capital leases, excluding current installments	$—	$40,776

CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — in US Dollars
In thousands (except per share data)

	2004	2005

Current installments of:
Long-term debt	$352,985	$319,634
Capital lease obligations	—	2,819

	$352,985	$322,453

Non-current portion, excluding current installments:
Long-term debt	$882,745	$1,128,258
Capital lease obligations	—	40,776

	$882,745	$1,169,034

	Weighted Average
	Interest Rates
	December 31,
	2004	2005

Singapore dollar loans at fixed rates of 4% to 4.25%	5.9129%	—
US dollar loan at floating rates	3.2375%	5.1050%
2.5% senior convertible notes due 2006	5.1440%	5.2500%
5.75% senior notes due 2010	—	5.7500%
6.375% senior notes due 2015	—	6.3750%
Amortizing Bonds due 2010	—	6.0000%
The Singapore dollar fixed rate loans were from the Singapore Economic Development Board and consisted of $58,450 due in September 2005 and $15,200 due in March 2006. The Company repaid these loans early in full in March 2005.

CSP’s U.S. dollar syndicated floating rate loan arranged by ABN Amro Bank N.V., Singapore branch, Citibank, N.A., Singapore, Overseas Union Bank Limited (now known as United Overseas Bank Limited), Sumitomo Mitsui Banking Corporation Ltd, Danske Bank A/S, Industrial and Commercial Bank of China, Singapore branch and Commerzbank Aktiengesellschaft, Singapore branch matures in September 2006. This facility is for an amount of $820,000 which was fully drawn down. The loan bears interest at 0.60% to 0.85% above the London Interbank Offering Rate (“LIBOR”) rates for U.S. dollars deposits quoted by specified banks to the lender (depending on certain criteria relating to wafer starts and debt/equity ratio). Interest is payable semi-annually and principal is payable in six semi-annual installments which commenced in March 2004. The Company made partial early repayments of $123,933 and $80,000 in May and December 2005 respectively. Borrowings under this facility are secured by a floating charge over a project bank account and a fixed charge over a debt service reserve account, both of which were established pursuant to this loan.

The SMBC/OCBC Term Loan is with Sumitomo Mitsui Banking Corporation, Oversea-Chinese Banking Corporation, ABN AMRO Bank, United Overseas Bank, and Deutsche Bank for a maximum of $300,000, which was fully drawn down in 2005. The loan bears interest at LIBOR plus 1.75%. Interest is payable semi-annually and principal is payable in six semi-annual installments commencing third quarter 2007.

The Exim Loan is from J.P. Morgan, guaranteed by the Export-Import Bank of the United States, for a maximum of $653,000. The loan is divided into two tranches, of which $122,124 has been drawn down in 2005, and has an availability period of between two to four years. It may only be used to finance the purchase of Fab 7 equipment from U.S. vendors and is drawn down in accordance with the equipment purchases per the ramp schedule. The loan bears interest at LIBOR plus 0.125%. Interest is payable semi-annually and each tranche is payable semi-annually over five years.

The Bank of America Term Loan is for a maximum of $50,000, which was fully drawn down in 2005. The loan bears interest at LIBOR plus 0.80%. Interest is payable semi-annually and principal is repayable in full at maturity in 2007.

CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — in US Dollars
In thousands (except per share data)
The senior unsecured convertible notes mature on April 2, 2006 (“Convertible Notes”). They bear a coupon rate of 2.50% per annum and have a yield to maturity of 5.25% per annum. The Company may redeem all or a portion of the Convertible Notes at any time on or after April 2, 2003 at a price to yield of 5.25% per year on the redemption date if the Company’s shares or ADS’s trade at 125% of the conversion price for a period of 20 days in any consecutive 30 trading day period. The Convertible Notes are convertible into the Company’s ordinary shares or American Depository Shares (“ADS”).

The conversion price per ordinary share, adjusted for the Company’s rights offering in 2002, is S$4.7980 (equivalent to approximately US$26.7701 per ADS, based on the terms of the convertible notes for a fixed exchange rate of US$1.00 = S$1.7923 and the ordinary share to ADS ratio of 10:1).

In August 2005, the Company commenced a cash tender offer (“Tender Offer”) for any and all of its $575,000 original principal amount of the Convertible Notes outstanding. In September 2005, at the time of expiration of the Tender Offer, $477,845 original principal amount of the Convertible Notes, representing approximately 83.1% of the Convertible Notes, were purchased.

In August 2005, the Company issued $375,000 of 5.75% senior notes due 2010 (“Senior Notes due 2010”) and $250,000 of 6.375% senior notes due 2015 (“Senior Notes due 2015”). Both the Senior Notes due 2010 and the Senior Notes due 2015 are collectively referred to as “Senior Notes”. The Senior Notes due 2010 were issued at a price of 98.896% of the principal amount and the Senior Notes due 2015 were issued at a price of 98.573% of the principal amount. Interest on the Senior Notes due 2010 is payable at the rate of 5.75% per annum and interest on the Senior Notes due 2015 is payable at the rate of 6.375% per annum, in each case, on February 3 and August 3 of each year, beginning on February 3, 2006. The Senior Notes due 2010 mature on August 3, 2010 and the Senior Notes due 2015 mature on August 3, 2015. The Senior Notes constitute senior, unsecured obligations of the Company.

In August 2005, the Company completed its private placement of Units (“Units Private Placement”). The Units comprise convertible redeemable preference shares of par value $0.01 each (“Preference Shares”) and amortizing bonds due 2010 (“Amortizing Bonds”), with an aggregate issue price of $300,000. The initial principal amount assigned to the Amortizing Bonds was $46,703. Interest on the Amortizing Bonds is payable at the rate of 6.0% per annum on the outstanding principal amount. The Amortizing Bonds pay semi-annual cash payments of $5,475 per payment, as a combination of principal and interest, on February 17 and August 17 of each year, beginning on February 17, 2006, and amortize to zero at maturity on August 17, 2010. The Amortizing Bonds constitute senior, unsecured obligations of the Company. Refer to Note 15 for details on the Preference Shares.

Other long-term debt includes the cumulative fair value change of the Convertible Notes due to changes in interest rates from the date the Company entered into interest rate swap contracts related to this debt until the date they were terminated. The Company designated these derivative instruments as fair value hedges and carried the same at fair value. The interest rate swap contracts were terminated following the completion of the Tender Offer of the Convertible Notes in September 2005. As of December 31, 2005, other long-term debt includes the unamortized portion of the cumulative fair value change during the period the swap contracts were outstanding of the remaining $97,155 outstanding Convertible Notes.

CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — in US Dollars
In thousands (except per share data)
Annual maturities of long-term debt as of December 31, 2005 are as follows:

Payable in year ending December 31,
2006	$319,958
2007	120,986
2008	133,733
2009	134,300
2010	459,901
Thereafter	286,637

$1,455,515

These amounts represent the expected repayments at each of the periods indicated and do not include the unamortized debt discount relating to the senior notes. As of December 31, 2005, the face amounts of the senior notes due 2010 and the senior notes due 2015 were $371,161 and $246,540, respectively, as the unamortized debt discount was reported as a direct reduction to the face amounts of the senior notes.

The Company has total unutilized banking facilities of $1,116,608 and $591,763 for short-term advances, term loans and bankers’ guarantees as of December 31, 2004 and 2005, respectively.

The Company’s loans and available credit facilities contain various financial, shareholding and other restrictive covenants. Under the financial covenants, the Company is required to maintain certain financial conditions and ratios such as consolidated net worth, EBITDA, total debt to net worth ratio, and historical debt service coverage ratio. The Company is also required to ensure that its consolidated net worth is not at any time less than $1,000,000 and its total debt does not at any time exceed 180% of its total net worth. Under the shareholding covenants, Temasek is required to own, directly or indirectly, a certain percentage of the Company’s outstanding shares or is required to be the Company’s single largest shareholder. In addition, some of the loans and available credit facilities also impose other restrictive covenants such as restrictions from incurring further indebtedness, creating security interests over assets, payment of dividends, disposal of assets and mergers and corporate restructuring.

Future minimum lease payments under capital leases for equipment and machinery as of December 31, 2005 are as follows:

Payable in year ending December 31,
2006	$5,613
2007	5,613
2008	5,613
2009	5,613
2010	5,613
Thereafter	35,866

Total minimum lease payments	$63,931

15.	Convertible Redeemable Preference Shares

In August 2005, as part of the Units Private Placement, the Company issued 30 Preference Shares of par value $0.01 each.

The holders of the Preference Shares are not entitled to receive any dividends, regardless of whether dividends are paid to the holders of the Company’s ordinary shares (“Ordinary Shares”). Holders of the Preference Shares may convert the Preference Shares into new Ordinary Shares or, subject to certain limitations, American Depositary Shares (“ADSs”) at a conversion price of $0.8719 per Ordinary Share at any time after 40 days from the original issuance of the Preference Shares and before the close of business on the 7th business day prior to maturity or early redemption.

Unless previously redeemed, converted or purchased and cancelled, the Company will redeem, out of funds legally available for such payment, each Preference Share at maturity on August 17, 2010 at a redemption price equal to $10,000 per Preference Share.

CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — in US Dollars
In thousands (except per share data)
Prior to maturity, the Company may redeem the Preference Shares at the early redemption price:
•	at any time, if at least 95% of the Preference Shares originally issued have been converted, redeemed or purchased and cancelled;

•	at any time after 2 years after the date of issuance of the Preference Shares, if the closing sale price of the Ordinary Shares for any 20 trading days in a specified 45 consecutive calendar day period is at least 125% of the conversion price per Ordinary Share; or

•	at any time the Company is required to pay additional amounts as a result of any change in or amendment to the laws or regulations of Singapore or for certain other events.
If certain events occur before the close of business on the 7th business day prior to maturity or early redemption, holders of the Preference Shares may under certain circumstances require the Company to redeem all or any of the Preference Shares at the early redemption price.

In the event of early redemption, each Preference Share will be redeemed for cash at the accreted amount approximating its carrying value, which is the original allocated issue price accreted to its present value using the effective interest rate method calculation as follows:

Elapsed days 1,800
Allocated value * ($10,000/allocated value)

The Preference Shares rank, with respect to rights upon liquidation, winding up or dissolution:
•	junior to all the Company’s existing and future debt obligations;

•	junior to each class of the Company’s shares the terms of which provide that such class will rank senior to the Preference Shares;

•	on a parity with any class of the Company’s shares that has terms which provide that such class will rank on a parity with the Preference Shares; and

•	senior to the Company’s Ordinary Shares (including those represented by ADSs) and to any class of the Company’s shares that has terms which provide that such class will rank junior to the Preference Shares.
The initial carrying amounts of the Preference Shares were stated at their fair values as of the date of issuance, net of the associated issuance costs. The carrying amounts of the Preference Shares are accreted to their redemption values over the remaining period until the maturity date on August 17, 2010 using the effective interest method. Such accretion adjusts net income (loss) available to common shareholders. Accretion charge for the year ended December 31, 2005 was $3,196.

16.	Shareholders’ Equity

Ordinary Share Capital

Ordinary share capital consists of the following:

	December 31,
	2004	2005

Issued and paid-up ordinary share capital	$384,370	$385,020
Capital reduction	61,161	61,161

	$445,531	$446,181

CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — in US Dollars
In thousands (except per share data)
In November 1992, the Company reorganized its ordinary paid-up share capital by the extinguishment of accumulated losses of $61,161 against the ordinary paid-up share capital in a capital reduction sanctioned by the High Court of Singapore. The capital reduction does not qualify as a quasi-reorganization under US GAAP and accordingly has not been reflected in the financial statements.

In August 2004, the Company entered into a bilateral option transaction with Goldman Sachs International as counter-party. Under the transaction, the Company has a choice of physical or cash settlement. The counter-party may purchase 214,800 of the Company’s ordinary shares at $0.93 per share (approximately S$1.60 per share, based on an exchange rate of $1.00 = S$1.71) and the Company will receive approximately $200,000. The number of ordinary shares under the option transaction is equal to the number of shares that were originally planned for issuance under the Convertible Notes. The option transaction, which is contractually separate from the Convertible Notes, is exercisable by the counter-party from January 2, 2005 and will expire on April 2, 2006, matching the maturity date of the Convertible Notes. As of December 31, 2005, Goldman Sachs International did not exercise its rights under the option transaction. The option transaction also has a feature that allows the Company to elect for early termination if the trading price of the Company’s ordinary shares listed and quoted on the Singapore Exchange rises and remains above $1.17 for a defined period of time. In such an event, the Company may elect to settle in cash or physically by delivering its ordinary shares. The trading price of the Company’s ordinary shares did not remain above $1.17 for the defined period of time during the year ended December 31, 2005.

Additional Paid-in Capital

Additional paid-in capital as of December 31, 2004 and 2005 represents principally the excess of proceeds received from issue of ordinary share capital (net of the costs of issue) over the par value of ordinary shares issued, which under Singapore law must be credited to a share premium account. The share premium may only be applied in paying up unissued ordinary shares to be issued to common shareholders, paying up in whole or in part the balance unpaid on shares in issue, in writing off preliminary expenses and share and debenture issue expenses and by provision for premiums payable on the redemption of redeemable preferred shares. The share premium account had a balance of $2,207,783 and $2,209,520 as of December 31, 2004 and 2005, respectively.

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

During the transitional period, the Company has up to December 31, 2007 to utilize any available balance under the old imputation system to pay a franked dividend to its shareholders. The Company has approximately $54,000 of available balances under the old imputation system both as of December 31, 2004 and 2005.

Accumulated deficit includes $27,167 and $20,681 of post-formation losses of SMP as of December 31, 2004 and 2005, respectively.

CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — in US Dollars
In thousands (except per share data)
Accumulated Other Comprehensive Loss

Accumulated other comprehensive loss consists of the following:

	December 31,
	2004	2005

Cumulative foreign currency translation loss	$54,380	$52,659
Net unrealised losses on available-for-sale securities	1,339	2,729
Net unrealized cash flow hedging activity losses	2,634	2,036

	$58,353	$57,424

The foreign currency translation loss is not adjusted for income taxes as it arose from a change in functional currency in prior years which is not tax deductible. The net unrealized cash flow hedging activity losses are not adjusted for income taxes because such losses are expected to be realized during the pioneer status. No income tax benefit is recognized for unrealized losses on available for sale securities.

17.	Share Options and Incentive Plans

(a) 1999 Option Plan

Effective March 1999, the Company adopted the Chartered Semiconductor Manufacturing Ltd Share Option Plan 1999 (the “1999 Option Plan”) which provided for a maximum of 107,160 shares (subject to adjustment under the plan) to be reserved for option grants. This amount was increased to 197,160 shares in May 2002. As a result of the Company’s rights offering in October 2002, the shares available for future grants were increased by 30,488 shares. The total shares provided under the 1999 Option Plan is hence 227,648 shares. The remaining shares available for future grants are 93,145 and 90,521 as of December 31, 2004 and 2005, respectively. Options granted under the plan may include non-statutory options as well as incentive stock options intended to qualify under Section 422 of the United States Internal Revenue Code.

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

CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — in US Dollars
In thousands (except per share data)
Information on options granted is as follows:

		Weighted
		Average
		Exercise
	Options	Price

Outstanding at January 1, 2003	99,693	$3.49
Granted	29,528	$0.55
Expired	(4)	$0.88
Exercised	(461)	$0.52
Lapsed	(24,533)	$3.52

Outstanding at December 31, 2003	104,223	$2.67
Granted	20,905	$0.93
Expired	(919)	$1.65
Exercised	(1,074)	$0.46
Lapsed	(10,481)	$2.89

Outstanding at December 31, 2004	112,654	$2.36
Granted	15,542	$0.69
Expired	(2,695)	$6.90
Exercised	(1,798)	$0.54
Lapsed	(10,223)	$2.41

Outstanding at December 31, 2005	113,480	$2.04

Exercisable at end of year	65,267	$2.88

Weighted average fair values of options granted in 2003, 2004 and 2005 were $0.40, $0.63 and $0.47 respectively.

The following table summarizes information about fixed stock options outstanding at December 31, 2005.

	Options Outstanding			Options Exercisable
		Weighted
		average	Weighted		Weighted
	Number	remaining	average	Number	average
	outstanding	contractual	exercise	exercisable	exercise
Range of exercise prices	at 12/31/2005	life	price	12/31/2005	price

$0.39 to $1.00	57,397	7.8 years	$0.71	19,020	$0.67
$1.06 to $1.95	21,726	5.7 years	$1.41	14,519	$1.43
$2.14 to $2.44	16,586	4.8 years	$2.33	13,957	$2.32
$5.81	10,304	4.8 years	$5.81	10,304	$5.81
$8.31	7,467	4.3 years	$8.31	7,467	$8.31

	113,480			65,267

The options vest over one to five years and expire on dates ranging from March 2006 to November 2015. The 1999 Option Plan is accounted for in accordance with fixed-plan accounting under APB 25 and related interpretations. Total compensation expense recognized for 2003, 2004 and 2005 totalled $4, $3 and $1 respectively.

CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — in US Dollars
In thousands (except per share data)
The fair values of the option grants are estimated using the Black-Scholes option pricing model with the following assumptions used for grants in 2003, 2004 and 2005.

	2003	2004	2005

Risk free interest rate	2.710% to	2.97% to	4.06% to
	4.450%	4.14%	4.64%
Expected volatility	66.61% to	61.94% to	58.75% to
	70.16%	65.04%	61.04%
Expected lives	5 to	5 to	5 to
	9 years	8 years	9 years
Dividend yield	NA	NA	NA
Options of 1,284, 595 and 406 shares of the Company were granted to employees of SMP in 2003, 2004 and 2005, respectively. SMP bears the stock-based compensation charge in respect of these options.

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

(c) 2004 Share Purchase Plans

As approved by the shareholders in April 2004, the Company has adopted the Chartered Semiconductor Manufacturing Ltd Employee Purchase Plan 2004 (“Chartered ESPP 2004”) and a new share purchase plan for the employees of Silicon Manufacturing Partners Pte Ltd (“SMP ESPP 2004”), collectively “ESPP 2004 Plans”. The ESPP 2004 Plans provide for the issuance of a maximum of 30,000 shares (subject to adjustment under the Plans).

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
The 2004 Plans are administered by a committee appointed by the Directors. No shares were issued under the 2004 Plans during the year ended 2004. 2,400 shares were issued at price from $0.56 to $0.63 (S$0.92 to S$1.06) during the year ended 2005.

CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — in US Dollars
In thousands (except per share data)
18.	Commitments and Contingencies

(a) Commitments

The Company has the following capital commitments:

	December 31,
	2004	2005

Contracts for capital expenditure	$312,883	$205,689
Minimum future rental payments on non-cancellable operating leases, excluding amounts payable to related parties disclosed in Note 2, as at December 31, 2005, are as follows:

Payable in year ending December 31,
2006	$4,239
2007	1,495
2008	624
2009	278
2010	201

$6,837

Rental expense, excluding amounts payable to related parties disclosed in Note 2, for the years ended December 31, 2003, 2004 and 2005 was $5,031, $5,473 and $5,660 respectively.

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

The Company has entered into agreements to purchase technology licenses, jointly perform research and development, and swap capacity commitments. The future payment obligations under these agreements at December 31, 2004 and 2005 are $266,000 and $200,000 respectively.

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

CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — in US Dollars
In thousands (except per share data)
19.	Derivative Instruments

The Company has the following notional amounts of derivative instruments:

	December 31,
	2004	2005

Forward foreign exchange contracts to hedge:
- Singapore dollar transactions	$47,842	$11,976
- Plant and equipment purchases (mainly Japanese yen and Euro)	95,970	31,126
Cross currency swap	45,593	—
Convertible notes interest rate swap	575,000	—
Interest rate cap	100,000	183,333

	$864,405	$226,435

To protect against volatility of future cash flows caused by changes in exchange rates, the Company may use currency forward contracts and currency swaps on anticipated transactions such as operating costs and expenses and capital purchases. To manage interest rate risk, the Company may enter into interest rate swap or cap agreements to modify the interest characteristics of its outstanding debts.

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

The Company uses derivative instruments to manage identified foreign currency risks resulting from its Singapore dollar denominated debt and its foreign currency denominated purchase commitments which are denominated principally in Japanese yen and Euro. The Company uses foreign currency forward contracts to manage these risks and has designated them as foreign currency cash-flow hedges. The Company uses foreign currency forward contracts which match the terms of the individual foreign currency exposures and as a result, any ineffectiveness of the Company’s hedges is negligible. Amounts included in other comprehensive income (loss) related to hedges of Singapore dollar denominated debt are reclassified into earnings in amounts equal to the transaction gain or loss resulting from the remeasurement of the debt into US dollars. The amounts reclassified into earnings are included in foreign exchange gain (loss). Amounts included in other comprehensive income (loss) related to hedges of foreign currency purchase commitments are reclassified into earnings (foreign exchange gain (loss)) when the asset related to the purchase commitment is depreciated.

In August 2004, the Company entered into two interest rate cap contracts in respect of the floating rate obligations associated with $100,000 of the CSP Syndicated Loan, with the effect of placing an upper limit on the cash flow and earnings exposure due to market interest rate changes. In March 2005, the Company entered into two additional interest rate cap contracts related to the floating rate obligations associated with $200,000 of the above mentioned U.S dollar loan. Amounts included in other comprehensive income (loss) related to hedges of the floating rate US dollar loan represent the intrinsic value of the interest rate cap and are reclassified into earnings (interest expense) upon settlement.

CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — in US Dollars
In thousands (except per share data)
During 2001, the Company entered into an interest rate swap contract to hedge fixed-rate interest obligations associated with $200,000 of the Convertible Notes issued in April 2001, with the effect of swapping the fixed-rate coupon interest obligations to floating-rate obligations based on LIBOR rates. The Company has designated this interest rate swap contract as a fair-value hedge. In January 2003, the Company entered into an additional swap to incorporate hedging of the accreting portion of the Convertible Notes which was not included in the original swap, thereby increasing the hedge effectiveness. In August 2003, the Company entered into an interest rate swap contract in respect of the fixed-rate coupon interest obligations associated with the remaining $375,000 of the Convertible Notes issued in April 2001, with the effect of swapping the fixed-rate interest obligations to a floating-rate obligation based on LIBOR rates. The Company has designated this interest rate swap contract as a fair-value hedge. The swap incorporated hedging of the accreting portion of the Convertible Notes. For the fair-value hedge transactions, changes in fair value of the derivative and changes in the fair value of the item being hedged are recorded in earnings as interest expense. Net realized gains (losses) arising from ineffectiveness of fair value hedges were $1,516 and ($1,771) and ($5,246) in the years ended December 31, 2003, 2004 and 2005, respectively. The interest rate swaps were terminated following the completion of the tender offer of the Convertible Notes in September 2005.

The estimated net amount of existing losses from cash flow hedges expected to be reclassified into earnings within the next year is $285 and $543 as of December 31, 2004 and 2005, respectively. Net realized (gains) loss recognized from cash flow hedges was ($2,942) and $469 for the years ended December 31, 2004 and 2005, respectively.

The components of other comprehensive income (loss) related to derivative and hedging activities consist of the following:

	December 31,
	2004	2005

Beginning	$(4,235)	$(2,634)
Reclassification of cash flow hedging activity (gains) losses into earnings	(2,942)	469
Share of cash flow hedging activity gains of SMP	3,945	17
Net unrealised gain (losses) on change in cash flow hedging activity derivative fair values	598	112

Ending	$(2,634)	$(2,036)

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

CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — in US Dollars
In thousands (except per share data)
20.	Fair Values of Financial Instruments

	December 31,
	2004		2005
	Carrying	Estimated	Carrying	Estimated fair
	amount	fair value	amount	value
Asset/(Liability)	$	$	$	$

Long term debt	(1,235,730)	(1,255,457)	(1,447,892)	(1,466,425)
Forward foreign exchange contracts	7,141	7,141	29	29
Forward foreign exchange contracts	(4)	(4)	(344)	(344)
Cross currency swap	(5)	(5)	—	—
Interest rate swap	(61,299)	(61,299)	—	—
Interest rate cap	456	456	1,394	1,394
Cash and cash equivalents, related party receivables and payables, accounts receivables and accounts payables. The carrying amounts approximate fair value in view of the short term nature of these balances.

Marketable investments. Marketable investments are recorded at fair values (see Note 4). The fair value of term deposits is estimated by obtaining quotes from brokers. The fair value of equity securities is based on market prices quoted on the last business day of the fiscal year.

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

21.	Operating Segment, Geographic and Major Customer Information

Operating segments, as defined under SFAS No. 131 “Disclosure About Segments of an Enterprise and Related Information”, are components of an enterprise: (1) that engage in business activities from which they may earn revenue and incur expenses, (2) has discrete financial information, and (3) whose operating results are regularly reviewed by the chief operating decision maker in deciding how to allocate resources and in assessing performance. Management has determined that it does not have any operating segments because the chief operation decision maker, which the Company has identified to be the Chief Executive Officer, does not regularly review financial operating results on a disaggregated basis for purposes of assessing performance and allocating resources. All of the Company’s products are manufactured in Singapore.

CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — in US Dollars
In thousands (except per share data)
The following table presents a summary of revenues by country of domicile of customers and long-lived assets by geographic region. The Company geographically categorizes a sale based on the country in which the customer is headquartered.

	Years ended December 31,
	2003	2004	2005

Revenues
USA	$350,946	$618,743	$743,431
Taiwan	92,245	161,420	112,089
Japan	24,799	33,258	33,496
Singapore	2,862	3,392	8,995
Others	81,059	115,318	134,723

	$551,911	$932,131	$1,032,734

	December 31,
	2004	2005

Property, Plant and Equipment, net
Singapore	$1,913,945	$2,048,913
Others	570	782

	$1,914,515	$2,049,695

	Years ended December 31,
	2003	2004	2005

Information by Major Customer:
Customer A	15.1%	20.7%	22.3%
Customer B	—	—	19.3
Customer C	*	13.4	*
Customer D	*	10.1	*

*	less than 10% of net revenue for the year
22.	Other Operating Expenses (Income)

Other operating expenses (income) consist of:

A gain of $27,531 in 2003 associated with the cancellation of an employee bonus award plan. As a result of the cancellation, compensation accrued for past services under the bonus award plan of $27,531 was eliminated by decreasing compensation expense in the period of cancellation.

An impairment charge of $8,986 in 2003 on certain machinery and equipment which were classified as held for sale at December 31, 2003. The impairment charge resulted from the decision to rationalize capacity across the Company. The machinery and equipment were expected to be sold on the open market within twelve months of classification as held for sale. These assets were written down to the lower of their fair value, less costs to sell or their net book value. At December 31, 2004 some of this machinery and equipment remained unsold and were reclassified to held for use. This machinery and equipment was measured individually at the lower of its (a) carrying amount before being classified as held for sale, adjusted for any depreciation expense that would have been recognized had the asset been continuously classified as held for use, or (b) fair value at date of reclassification. A write-down of $979 was recorded on this machinery and equipment during 2004 and it was subsequently sold in 2005.

A gain of $15,257 in 2004 associated with the resolution of a goods and services tax matter amounting to $4,900 and a gain of $10,357 resulting from an equipment disposition with CSMC Technologies Corporation.

An impairment charge of $1,705 in 2004 resulting from the migration to an enhanced manufacturing system.

CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — in US Dollars
In thousands (except per share data)
A restructuring charge of $12,421, $4,558 and $Nil in December 31, 2003, 2004 and 2005 respectively, relating to the closing of the Company’s Fab 1, in accordance with SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities”. In February 2003, the Company announced that as a result of continuing under-utilization of its fabs resulting from the deep and continuing semiconductor industry downturn, it would close Fab 1 and consolidate that business into Fab 2. The production in Fab 1 ceased at the end of March 2004. A summary of estimated and actual costs incurred is shown below. These amounts do not include gain on disposition of fixed assets. Plant closure, customer assistance and related expenses mainly relate to product qualification, prototyping, reticles, unhook and decommissioning of equipment and other activities to be carried out for consolidating the Fab 1 business into Fab 2.

		Cumulative
		expense
	Total estimated costs	to date

Employee termination benefits	$8,000	$7,673
Plant closure, customer assistance and related expenses	9,000 to 12,000	9,306

Total	$17,000 to 20,000	$16,979

	Year Ended December 31, 2004
	Beginning			Ending
	liability	Current year	Amount	liability
	balances	additions	paid	balances
Employee termination benefits	$6,627	$1,046	$7,673	$—
Plant closure, customer assistance and related expenses	2,339	3,512	5,851	—

Total	$8,966	$4,558	$13,524	$—

An impairment charge of $3,938 recorded in 2005 on certain plant and equipments which were initially classified as held for sale during the period ended June 30, 2004. These assets were expected to be sold on the open market within twelve months of classification as held for sale. However, during this period, the market conditions that existed at June 30, 2004 deteriorated and as a result, these assets remained unsold. During that period, the Company actively solicited but did not receive any offers it considered reasonable to purchase the assets. The assets were actively marketed at a price that management considered reasonable given the change in market conditions, and the criteria under SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” were otherwise met. Accordingly, as the assets remained unsold at the end of the initial twelve month period, the assets continued to be classified as held for sale. These assets were written down to $3,878 at December 31, 2005, being their fair value less costs to sell.

23.	Other Income, net

In 2004, other income, net included grant income of $29,476 and the recognition of a gain of $14,330 from the sale of technology to CSMC Technologies Corporation.

In 2005, other income, net included costs of $6,995 related to the termination of hedging transactions and other costs as a result of the Tender Offer for and repurchase of the Convertible Notes.

24.	Cumulative Effect Adjustment

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

SILICON MANUFACTURING PARTNERS PTE LTD
Financial Statements
For the Years Ended December 31, 2003, 2004 and 2005

SILICON MANUFACTURING PARTNERS PTE LTD
FINANCIAL STATEMENTS INDEX

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
The Members of
Silicon Manufacturing Partners Pte Ltd:
We have audited the accompanying balance sheet of Silicon Manufacturing Partners Pte Ltd as of December 31, 2004, and the related statements of income, comprehensive income, shareholders’ equity and cash flows for the year then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Silicon Manufacturing Partners Pte Ltd as of December 31, 2004, and the results of its operations and its cash flows for the year then ended, in conformity with U.S. generally accepted accounting principles.
We have not audited or reviewed the accompanying 2003 and 2005 financial statements and, accordingly, do not express an opinion or any other form of assurance on them.

KPMG

Singapore
February 4, 2005

SILICON MANUFACTURING PARTNERS PTE LTD
BALANCE SHEETS — in US Dollars
In thousands (except per share data)

	December 31,	December 31,
	2004	2005
		(Unaudited)
ASSETS
Cash and cash equivalents	$37,427	$20,788
Receivables, net	4,615	6,447
Receivables from related parties	20,328	22,633
Inventories	20,913	19,003
Prepaid expenses	2,314	2,230
Total current assets	85,597	71,101

Property, plant and equipment, net	132,258	55,758
Other non-current assets	82	34
Total assets	$217,937	$126,893

LIABILITIES AND SHAREHOLDERS’ EQUITY
Payables	$7,630	$10,258
Payables to related parties	9,356	16,691
Income taxes payable	1,548	272
Other current liabilities	4,544	4,090

Total current liabilities	23,078	31,311

Other non-current liabilities	—	8

Total liabilities	23,078	31,319

Share capital: ordinary shares of S$1.00 par value
Authorized: 1,000,000 shares
Issued and outstanding: 425,000 shares in 2004 and 323,965 shares in 2005	252,389	192,389
Accumulated deficit	(57,475)	(96,797)
Accumulated other comprehensive loss	(55)	(18)

Total shareholders’ equity	$194,859	$95,574

Commitments and contingencies

Total liabilities and shareholders’ equity	$217,937	$126,893

See accompanying notes to financial statements

SILICON MANUFACTURING PARTNERS PTE LTD
INCOME STATEMENTS — in US Dollars
In thousands

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2003	2004	2005
	(Unaudited)		(Unaudited)

Net revenue	$329,535	$303,570	$201,345
Cost of revenue	(286,462)	(268,743)	(196,470)

Gross profit	43,073	34,827	4,875

OPERATING EXPENSES
General and administrative	4,054	4,757	4,426
Other operating income, net	(3,400)	—	—

Total operating expenses	654	4,757	4,426

Operating profit	42,419	30,070	449
Other income (loss), net	9	(1,767)	8
Interest income (expense), net	(20,626)	(7,735)	1,386
Foreign exchange gain (loss), net	2,257	203	(5)

Income before income taxes	24,059	20,771	1,838
Income tax expense	(275)	(65)	(352)

Net income	$23,784	$20,706	$1,486

See accompanying notes to financial statements

SILICON MANUFACTURING PARTNERS PTE LTD
STATEMENTS OF COMPREHENSIVE INCOME (LOSS) — in US Dollars
In thousands

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2003	2004	2005
	(Unaudited)		(Unaudited)

Net income	$23,784	$20,706	$1,486
Net unrealized gains on change in cash flow hedging activity fair values	10,812	8,002	—
Reclassification of cash flow hedging activity losses into earnings	3	48	37

Other comprehensive income	10,815	8,050	37

Comprehensive income	$34,599	$28,756	$1,523

See accompanying notes to financial statements

SILICON MANUFACTURING PARTNERS PTE LTD
STATEMENTS OF SHAREHOLDERS’ EQUITY — in US Dollars
In thousands

				Accumulated
				Other	Total Share
			Accumulated	Compre-	holders’
	Ordinary Shares		Deficit	hensive Loss	Equity
	No.	$	$	$	$
Year ended December 31, 2003 (Unaudited)
Balance at January 1, 2003	425,000	252,389	(10,543)	(18,920)	222,926
Net income	—	—	23,784	—	23,784
Other comprehensive income	—	—	—	10,815	10,815
First interim dividend declared of $0.0011 per “B” ordinary share less tax at 22%	—	—	(234)	—	(234)
Second interim dividend declared of $0.2515 per “B” ordinary share, tax exempt	—	—	(54,508)	—	(54,508)

Balance at December 31, 2003	425,000	252,389	(41,501)	(8,105)	202,783

Year ended December 31, 2004
Balance at January 1, 2004	425,000	252,389	(41,501)	(8,105)	202,783
Net income	—	—	20,706	—	20,706
Other comprehensive income	—	—	—	8,050	8,050
Third interim dividend paid of $0.0308 per “B” ordinary share, tax exempt	—	—	(6,680)	—	(6,680)
Fourth interim dividend paid of $0.1384 per “B” ordinary share, tax exempt	—	—	(30,000)	—	(30,000)

Balance at December 31, 2004	425,000	252,389	(57,475)	(55)	194,859

Year ended December 31, 2005 (Unaudited)
Balance at January 1, 2005	425,000	252,389	(57,475)	(55)	194,859
Net income	—	—	1,486	—	1,486
Other comprehensive income	—	—	—	37	37
Capital reduction	(101,035)	(60,000)	—	—	(60,000)
Fourth interim dividend paid of $0.0524 per “B” ordinary share, tax exempt	—	—	(11,348)	—	(11,348)
Fourth interim dividend paid of $0.0553 per “A” ordinary share, tax exempt	—	—	(11,523)	—	(11,523)
Fifth interim dividend paid of $0.0806 per “A” ordinary share, tax exempt	—	—	(16,786)	—	(16,786)
Sixth interim dividend paid of $0.0055 per “A” ordinary share, tax exempt	—	—	(1,151)	—	(1,151)

Balance at December 31, 2005	323,965	192,389	(96,797)	(18)	95,574

See accompanying notes to financial statements

SILICON MANUFACTURING PARTNERS PTE LTD
STATEMENTS OF CASH FLOWS — in US Dollars
In thousands

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2003	2004	2005
	(Unaudited)		(Unaudited)

Operating Activities
Net income	$23,784	$20,706	$1,486
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation of property, plant and equipment	160,015	137,415	84,105
Asset impairment	178	—	—
Gain on disposal of property, plant and equipment	—	(5)	—
Amortisation of deferred finance expenses	1,008	1,680	—
Others	(2,597)	(2,773)	183
Change in assets and liabilities:
Receivables	(5,926)	9,675	(1,849)
Receivables and payables with related parties, net	(7,776)	1,757	(3,470)
Inventories	(14,011)	10,214	1,910
Prepaid expenses and other current assets	(182)	111	85
Payables and other current liabilities	381	(8,784)	1,380
Income taxes payable	216	165	(1,276)

Net cash provided by operating activities	155,090	170,161	82,560

Investing Activities
Proceeds from sale of property, plant and equipment	3,350	54	11
Payments for property, plant and equipment	(14,159)	(19,797)	(6,902)
Capital reduction	—	—	(51,500)

Net cash used in investing activities	(10,809)	(19,743)	(58,391)

Financing Activities
Debt repayments	(107,143)	(171,428)	—
Dividends paid	(20,234)	(71,188)	(40,808)

Net cash used in financing activities	(127,377)	(242,616)	(40,808)

Net increase (decrease) in cash and cash equivalents	16,904	(92,198)	(16,639)
Cash and cash equivalents at the beginning of the year	112,721	129,625	37,427

Cash and cash equivalents at the end of the year	$129,625	$37,427	$20,788

Supplemental Cash Flow Information
Interest paid (net of amounts capitalized)	21,357	7,764	—
Income taxes paid	59	—	1,579
See accompanying notes to financial statements

SILICON MANUFACTURING PARTNERS PTE LTD
NOTES TO THE FINANCIAL STATEMENTS — in US Dollars
In thousands
1	Background and Summary of Significant Accounting Policies
(a) Business and Organization
Silicon Manufacturing Partners Pte Ltd (the “Company”) is incorporated and domiciled in the Republic of Singapore and has its registered office at 60 Woodlands Industrial Park D Street 2, Singapore 738406.

The principal activities of the Company are those relating to an independent foundry of semiconductor integrated circuits using its advanced production facilities and proprietary integrated circuit designs of its customers. The Company is an independent foundry that fabricates integrated circuits on silicon wafers for customers in the semiconductor industry.

The immediate and ultimate holding companies are Agere Systems Singapore Pte Ltd (“Agere”) and Agere Systems Inc., which are incorporated in the Republic of Singapore and the United States of America, respectively.

In August 2005, the Company’s board of directors approved a change to the Company’s fiscal year end from December 31 to September 30 so as to coincide with the fiscal year end of Agere as required by Singapore law. Under requirements of S-X Rule 3-09, insofar as practicable, the financial statements of the Company should be as of the same dates and for the same periods as the audited consolidated financial statements of Chartered Semiconductor Manufacturing Ltd (“Chartered”), its minority shareholder, for purposes of Chartered’s filing of Form 20-F. Accordingly, the Company is presenting financial statements for the twelve months ended December 31, 2005, (referred to as year ended December 31, 2005).
(b) Accounting Principles
The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”) consistently applied for all periods.
(c) Use of Estimates
The preparation of the financial statements in accordance with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported revenues and expenses during the reporting period. Significant items subject to such estimates and judgements include the recoverability of the carrying value of long-lived assets, the realizability of deferred income tax assets and inventories. Actual results could differ from these estimates.
(d) Foreign Currency
The functional currency of the Company is the US dollar. Assets and liabilities which are denominated in foreign currencies are translated into the functional currency at the rates of exchange prevailing at the balance sheet date. Foreign currency transactions are translated using the exchange rates prevailing at the date of transactions. Foreign exchange gains or losses, resulting from the settlement of foreign currency transactions and from the translation at financial year-end exchange rates of assets and liabilities denominated in foreign currencies, are included in the line item “foreign exchange gain (loss), net” in the statements of operations.

SILICON MANUFACTURING PARTNERS PTE LTD
NOTES TO THE FINANCIAL STATEMENTS — in US Dollars
In thousands
(e) Revenue Recognition
The Company enters into arrangements with customers which typically include, in addition to fabricating semiconductors wafers, pre-fabricating services such as engineering services and masks generation and associated assembly and test services.

When arrangements include multiple deliverables, the Company evaluates whether to divide the deliverables into separate units of accounting using certain specified criteria. The total arrangement consideration is allocated to each unit of accounting based on fair values in accordance with the methodology in FASB Emerging Issues Task Force (“EITF”) Issue 00-21, “Accounting for Revenue Arrangements with Multiple Deliverables”. Substantially all of the Company’s arrangements for the sale of semiconductor wafers and related services consist of a single unit of accounting.

Revenue for each unit of accounting is recognized when the contractual obligations have been performed and, where applicable, delivery has occurred and title and risk of loss has passed to the customer, there is evidence of a final arrangement as to the specific terms of the agreed upon sales, selling prices to the customers are fixed or determinable and collection of the revenue is reasonably assured. Generally this results in revenue recognition upon shipment of wafers. Revenue represents the invoiced value of goods and services supplied excluding goods and services tax, less allowances for estimated sales credits and returns. The Company estimates allowances for sales credits and returns based on historical experience and management’s estimate of the level of future claims. Additionally, the Company accrues for specific items at the time their existence is known and amounts are estimable.
(f) Grants
Income-related government grants are subsidies of training expenses. Income-related grants are credited to other income when it becomes probable that expenditures already incurred will constitute qualifying expenditures for purposes of reimbursement under the grants, which is typically substantially concurrent with the expenditures.
(g) Income Taxes
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

SILICON MANUFACTURING PARTNERS PTE LTD
NOTES TO THE FINANCIAL STATEMENTS — in US Dollars
In thousands
(h) Derivative Instruments and Hedging Activities
In accordance with Statement of Financial Accounting Standards (“SFAS”) No. 133, “Accounting for Derivative Instruments and Certain Hedging Activities”, as amended, the Company records derivatives on the balance sheet as assets or liabilities measured at fair value.

On the date a derivative contract is entered into, the Company will consider if the derivative instrument is part of a hedging relationship. If the derivative will be designated as a hedge, the Company designates the derivative as either a hedge of the fair value of a recognized asset or liability or of an unrecognized firm commitment (“fair-value” hedge), a hedge of a forecasted transaction or of the variability of cash flows to be received or paid related to a recognized asset or liability (“cash-flow” hedge), or a foreign-currency fair-value or cash-flow hedge (“foreign-currency” hedge). The Company formally documents all relationships between hedging instruments and hedged items, as well as its risk-management objective and strategy for undertaking various hedge transactions at the hedge’s inception. This process includes linking all derivatives that are designated as fair-value, cash flows, or foreign-currency hedges to specific assets and liabilities on the balance sheet or to specific firm commitments or forecasted transactions. The Company also formally assesses, both at the hedge’s inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items.

Changes in the fair value of derivatives that are highly effective and that are designated and qualify as fair-value hedges are recorded in earnings, along with the loss or gain on the hedged assets or liabilities or unrecognized firm commitment of the hedged item that are attributable to the hedged risks. Changes in the fair value of derivative that are highly effective and that are designated and qualify as cash-flow hedges are recorded in other comprehensive income, until earnings are affected by the variability in cash flows of the designated hedged items. Changes in the fair value of derivatives that are highly effective as hedges and that are designated and qualify as foreign-currency hedges are recorded in either earnings or other comprehensive income, depending on whether the hedge transaction is a fair-value hedge or a cash-flow hedge. Changes in the fair value of derivative instruments that are not designated as part of a hedging relationship are reported in current period earnings.

The Company discontinues hedge accounting prospectively when it is determined that a derivative is no longer effective in offsetting changes in the fair value or cash flows of the hedged item, the derivative expires or is sold, terminated, or exercised, the derivative is de-designated as a hedging instrument, because it is unlikely that a forecasted transaction will occur, a hedged firm commitment no longer meets the definition of a firm commitment, or management determines that designation of the derivative as a hedging instrument is no longer appropriate. When hedge accounting is discontinued because it is determined that the derivative no longer qualifies as an effective fair-value hedge, the Company no longer adjusts the hedged asset or liability for changes in fair value. The adjustment of the carrying amount of the hedged asset or liability is accounted for in the same manner as other components of the carrying amount of that asset or liability.

SILICON MANUFACTURING PARTNERS PTE LTD
NOTES TO THE FINANCIAL STATEMENTS — in US Dollars
In thousands
When hedge accounting is discontinued because the hedged item no longer meets the definition of a firm commitment, the Company removes any asset or liability that was recorded pursuant to recognition of the firm commitment from the balance sheet and recognizes any gain or loss in earnings. When hedge accounting is discontinued because it is probable that a forecasted transaction will not occur, gains and losses that were accumulated in other comprehensive income are recognized immediately in earnings. In all situations in which hedge accounting is discontinued, the Company continues to carry the derivative at its fair value on the balance sheet, and recognizes any changes in its fair value in earnings.
(i) Cash and Cash Equivalents
Cash equivalents consist of highly liquid investments that are readily convertible into cash and have original maturities of three months or less.
(j) Inventories
Inventories are stated at the lower of cost or market (net realizable value) and consist of work in progress, raw materials and consumable supplies and spares. Cost is determined using standard cost and an allocation of the cost variances arising in the period of production, which approximates actual costs determined on the weighted average basis. Standard cost is based on estimates of materials, labor and other costs incurred in each process step associated with the manufacture of the Company’s products. Labor and overhead costs are allocated to each step in the wafer production process based on normal fab capacity utilization, with costs arising from abnormal under-utilization of capacity expensed when incurred.
(k) Property, Plant and Equipment
Property, plant and equipment are recorded at cost and depreciated to their estimated salvage values using the straight-line method over their estimated useful lives as follows:

Mechanical and electrical installations	—	10 years
Equipment and machinery	—	5 years
Office and computer equipment	—	2 to 5 years
The Company capitalizes interest with respect to major assets under installation and construction until such assets are ready for use. Interest capitalized is based on the average cost of the Company’s pooled borrowings. Repairs and replacements of a routine nature are expensed, while those that extend the life of an asset are capitalized. Upon retirement or disposal of assets, the cost and related accumulated depreciation are removed from the balance sheet and any gain or loss is included in the statement of operations.

SILICON MANUFACTURING PARTNERS PTE LTD
NOTES TO THE FINANCIAL STATEMENTS — in US Dollars
In thousands
(l) Impairment of Long-Lived Assets
The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Recoverability of long-lived asset groups to be held and used are measured by a comparison of the carrying amount to the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset group. If an asset group is considered to be impaired, the impairment loss is measured as the amount by which the carrying amount of the long-lived assets exceed their fair value.

Long-lived assets to be disposed of by sale are measured at the lower of their carrying amounts or fair value less cost to sell, and depreciation is ceased. Long-lived assets to be abandoned will be considered held and used until disposed of.
(m) Business and Credit Concentrations
The Company is a dedicated semiconductor foundry providing wafer fabrication services and technologies. The worldwide semiconductor foundry industry is highly competitive. The principal elements of competition in the wafer foundry market include technical competence, time-to-market, research and development quality, available capacity, device yields, customer service, price, design services, access to intellectual property, electronic design automation and tool support. The semiconductor industry has historically been highly cyclical and, at various times, has experienced significant economic downturns characterized by production overcapacity, reduced product demand and rapid erosion of selling prices. Periods of overcapacity in the semiconductor industry have frequently followed periods of increased demand. In addition, the markets for semiconductors are characterized by rapid technological change, intense competition and fluctuations in end-user demand. As a result, changes in the industry may adversely affect management’s estimates and the Company’s results of operations and financial position.

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash, derivative financial instruments and receivables. The top three customers of the Company from third parties accounted for 78%, 73% and 77% of the Company’s net revenue from third parties in the years ended December 31, 2003, 2004 and 2005, respectively. Total accounts receivable from these customers was $9,532, $3,723 and $4,765 at December 31, 2003, 2004 and 2005, respectively. As a result, loss or cancellation of business from, or significant changes in scheduled deliveries or decreases in the prices of products sold to any of these customers could materially and adversely affect the Company’s results of operations or financial position. The Company believes that the concentration of its credit risk in trade receivables is mitigated substantially by its credit evaluation process, credit policies and credit control and collection procedures.

The Company’s cash and cash equivalents are placed with major international banks and financial institutions with specific minimum credit standards. Cash and cash equivalents with a particular bank accounted for 67% and 68% of total balances at December 31, 2004 and 2005, respectively.

The amounts subject to credit risk related to derivative instruments are generally limited to the amounts, if any, by which a counterparty’s obligations exceed the obligations of the Company with that counterparty. The risk management practices are further described in Note 14.

(n) Product Warranties
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
(o) Recent Accounting Pronouncements
In March 2005, the Financial Accounting Standards Board (“FASB”) issued FASB Interpretation No. 47, “Accounting for Conditional Asset Retirement Obligations” (“FIN 47”). FIN 47 clarifies that an entity must record a liability for a “conditional” asset retirement obligation if the fair value of the obligation can be reasonably estimated. The types of asset retirement obligations that are covered by this Interpretation are those for which an entity has a legal obligation to perform an asset retirement activity, however the timing and (or) method of settling the obligation are conditional on a future event that may or may not be within the control of the entity. FIN 47 also clarifies when an entity would have sufficient information to reasonably estimate the fair value of an asset retirement obligation. FIN 47 is effective no later than the end of fiscal years ending after December 15, 2005. The initial adoption of FIN 47 did not have an impact on the Company’s financial condition and consolidated statements of operations.

SILICON MANUFACTURING PARTNERS PTE LTD
NOTES TO THE FINANCIAL STATEMENTS — in US Dollars
In thousands
2	Related Party Transactions
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

Other than those disclosed elsewhere in these financial statements, there were the following significant transactions with related parties on terms agreed between the parties:

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2003	2004	2005
	(Unaudited)		(Unaudited)

Immediate Parent Company
Recharge of employee related and other expenses to the Company	$117	$82	$640
Sale of processed wafers	191,493	162,927	96,800
Purchase of wafers	2,277	—	—

Affiliates of Immediate Parent Company
Recharge of employee related and other expenses to the Company	2,271	3,882	3,083
Sale of processed wafers	3,593	12,773	31,561
Purchase of processed wafers	—	—	856
Purchase of property, plant and equipment	—	—	976

Minority Shareholder
Purchase of property, plant and equipment	12,703	462	—
Payment of rental expense	15,024	15,307	15,662
Recharge of employee related and other expenses to the Company	46,552	33,199	36,435
Sale of processed wafers	1,818	1,371	149
Sale of property, plant and equipment	3,350	—	11
Recharge of other expenses from the Company	195	499	302

Affiliates of Minority Shareholder
Purchase of property, plant and equipment	1,515	43	53
Purchase of processed wafers	447	180	155
Recharge of other expenses to the Company	215	217	161
Sale of processed wafers	454	270	68
Recharge of other expenses from the Company	101	—	24
Interest income	338	—	—

SILICON MANUFACTURING PARTNERS PTE LTD
NOTES TO THE FINANCIAL STATEMENTS — in US Dollars
In thousands
2	Related Party Transactions (Cont’d)
The amounts due from related parties are:

	December 31,	December 31,
	2004	2005
		(Unaudited)

Amount due from immediate parent company	$17,698	$15,234
Amount due from affiliates of immediate parent company	2,048	7,304
Amount due from minority shareholder	582	65
Amount due from affiliates of minority shareholder	—	30

	$20,328	$22,633

     The amounts due to related parties are:

	December 31,	December 31,
	2004	2005
		(Unaudited)

Amount due to immediate parent company	$31	$4,528
Amount due to affiliates of immediate parent company	63	336
Amount due to minority shareholder	8,850	11,729
Amount due to affiliates of minority shareholder	412	98

	$9,356	$16,691

3	Cash and Cash Equivalents
Cash and cash equivalents consist of the following:

	December 31,	December 31,
	2004	2005
		(Unaudited)

Cash at banks and on hand	$13,421	$5,283
Short-term deposits with banks	24,006	15,505

	$37,427	$20,788

SILICON MANUFACTURING PARTNERS PTE LTD
NOTES TO THE FINANCIAL STATEMENTS — in US Dollars
In thousands
4	Receivables, net
Receivables consist of the following:

	December 31,	December 31,
	2004	2005
		(Unaudited)

Trade receivables	$6,081	$7,897
Allowance for sales credits and returns	(1,505)	(1,537)

Trade receivables, net of allowances	4,576	6,360
Other receivables	39	87

	$4,615	$6,447

Movements in the allowance for sales credits and returns are as follows:

	December 31,	December 31,
	2004	2005
		(Unaudited)

Beginning	$3,055	$1,505
Utilized in year	(4,086)	(2,142)
Charge for the year	2,536	2,174

Ending	$1,505	$1,537

5	Inventories
Inventories consist of the following:

	December 31,	December 31,
	2004	2005
		(Unaudited)

Raw materials	$522	$967
Work-in-process	20,168	17,996
Consumable supplies and spares	223	40

	$20,913	$19,003

SILICON MANUFACTURING PARTNERS PTE LTD
NOTES TO THE FINANCIAL STATEMENTS — in US Dollars
In thousands
6	Property, Plant and Equipment
Property, plant and equipment consist of the following:

	December 31,	December 31,
	2004	2005
		(Unaudited)

Cost
Mechanical and electrical installations	$4,256	$4,814
Equipment and machinery	796,821	801,946
Office and computer equipment	10,367	10,130
Assets under installation and construction	482	834

Total cost	$811,926	$817,724

Accumulated depreciation	$679,668	$761,966

Property, plant and equipment (net)	$132,258	$55,758

Depreciation was charged to statements of operations and amounted to $160,015, $137,415 and $84,105 for the years ended December 31, 2003, 2004 and 2005, respectively.

Capitalized interest relating to property, plant and equipment amounted to $237, $19 and $Nil in the years ended December 31, 2003, 2004 and 2005, respectively.
7	Payables
Payables relate to the following:

	December 31,	December 31,
	2004	2005
		(Unaudited)

Trade and accrued purchases	$7,456	$9,291
Fixed assets purchases	174	967

	$7,630	$10,258

SILICON MANUFACTURING PARTNERS PTE LTD
NOTES TO THE FINANCIAL STATEMENTS — in US Dollars
In thousands
8	Other Current Liabilities

	December 31,	December 31,
	2004	2005
		(Unaudited)

Accrued operating expenses
Employee bonuses and related expenses	$4,066	$3,380
Others	159	542

	4,225	3,922
Other current liabilities	319	168

	$4,544	$4,090

9	Income Taxes
Income tax expense consists of the following:

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2003	2004	2005
	(Unaudited)		(Unaudited)

Current expense	$257	$165	$304
Deferred expense (benefit)	18	(100)	48

Total	$275	$65	$352

The Company’s pre-tax loss and income tax expense (benefit) is from Singapore sources.

The Company has been granted pioneer status for a period of ten years under the Singapore Economic Expansion Incentives (Relief from Income Tax) Act, Chapter 86 (“the Income Tax Act”), for the wafer fabrication of integrated circuits effective from 1 May 2000. During the pioneer status period, income from pioneer trade is exempt from income tax, subject to compliance with the conditions stated in the pioneer certificate and the Income Tax Act.

Without this exemption from income tax, the Company would be subject to income tax at the Singapore corporate income tax rate of 20% for the years ended December 31, 2005 and 2004 and 22% for the year ended December 31, 2003.

Tax losses accumulated before the pioneer status period cannot be carried forward. Tax losses accumulated in the pioneer status period may be carried forward and may be offset against income from the same pioneer trade arising both during the pioneer status and after the expiration of the pioneer status period, subject to compliance with certain conditions. As of December 31, 2005, the Company does not have any loss carryforwards.

SILICON MANUFACTURING PARTNERS PTE LTD
NOTES TO THE FINANCIAL STATEMENTS — in US Dollars
In thousands
Under Singapore tax law, tax depreciation of property, plant and equipment (referred to as wear and tear allowances) is deductible only to the extent of taxable income before tax depreciation. Unutilized wear and tear allowances are carried forward to future tax years. As of December 31, 2005, the Company has unutilized wear and tear allowance carryforwards of approximately $32,652 and the amount is expected to be utilized within the pioneer tax-exempt period, and accordingly has been recognized at a zero percent tax rate.

Loss carryforwards as well as unutilized wear and tear allowances from the end of pioneer status period are available indefinitely, subject to 50% or more of the Company’s equity staying with the same shareholders from the incurrence of the tax loss to its utilization and in the case of wear and tear allowances, an additional test that the same trade must be carried on.

Interest income is not exempt from taxation during the pioneer status period. The income tax expense for the years ended December 31, 2003, 2004 and 2005 primarily represents income tax payable on non-pioneer interest income.

A reconciliation of the expected tax expense (benefit) computed by applying statutory rates to pre-tax loss to the actual tax expense is as follows:

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2003	2004	2005
	(Unaudited)		(Unaudited)

Income tax expense (benefit) computed at Singapore statutory tax rate of 20% (22% in 2003, 20% in 2004)	$5,293	$4,154	$367
Permanent non-deductible expenses	(181)	767	53
Losses and wear and tear allowances expected to be utilized in the pioneer tax exempt period	—	—	1,972
Exempt pioneer profits	(4,837)	(4,856)	(2,096)
Others	—	—	56

Actual income tax expense	$275	$65	$352

Included in other non-current assets are $82 and $34 of net deferred tax assets as of December 31, 2004 and 2005 which primarily relate to the difference in the tax and book basis of property, plant and equipment. The Company believes that it is more likely than not that the results of future operations will generate sufficient taxable income to realize the deferred tax assets. Deferred tax asset is also recognized for wear and tear allowances and tax losses carried forward to the extent that it is more likely than not that the related tax benefits would be realized through future taxable profits. As at December 31, 2005, the Company has unutilized wear and tear allowances of $32,652 which are expected to be utilized within the pioneer tax-exempt period and accordingly have been recognized at a zero percent tax rate.

SILICON MANUFACTURING PARTNERS PTE LTD
NOTES TO THE FINANCIAL STATEMENTS — in US Dollars
In thousands
10	Share Capital
Share capital consist of the following:

	December 31,	December 31,
	2004	2005
		(Unaudited)

Issued and paid-up share capital	$252,389	$84,040
Capital reduction	—	108,349

	$252,389	$192,389

In October 2005, the Company reorganized its paid-up share capital by the extinguishment of accumulated losses of $108,349 against paid-up share capital and the return of a portion to its shareholders in the form of cash amounting to $60,000 in a capital reduction sanctioned by the High Court of Singapore. During the year ended December 31, 2005, the Company paid cash of $51,500 to its shareholders. The capital reduction through the extinguishment of accumulated losses does not qualify as a quasi-reorganization under US GAAP and accordingly has not been reflected in the financial statements.
11	Accumulated Deficit
Singapore law allows dividends to be paid only out of profits of the Company. Shareholders of ordinary shares are not liable for Singapore income tax on dividends paid by the Company out of its tax exempt profits from pioneer activities. Tax payable by the Company on its non-pioneer chargeable income constitutes a final tax, and dividends are exempt from tax in the hands of its shareholders.
12	Accumulated Other Comprehensive Loss
Accumulated other comprehensive loss consists of the following:

	December 31,	December 31,
	2004	2005
		(Unaudited)

Net unrealized cash flow hedging activity losses	$(55)	$(18)

The net unrealized cash flow hedging activity losses are not adjusted for income taxes because such losses are expected to be realized during the pioneer status.

SILICON MANUFACTURING PARTNERS PTE LTD
NOTES TO THE FINANCIAL STATEMENTS — in US Dollars
In thousands
13	Commitments and Contingencies
Capital commitments

	December 31,	December 31,
	2004	2005
		(Unaudited)

Contracted but not received	$1,079	$2,036

Operating lease commitments

The Company leases its fab from its minority shareholder under a lease agreement which expires in 2008. At balance sheet date, the Company had commitments for future minimum lease payments under the non-cancellable operating leases as follows:

December 31,
2005
(Unaudited)

Payable in the year ending December 31,
2006	$15,661
2007	15,653
2008	3,913

$35,227

Contingencies

The Company may from time to time be a party to claims that arise in the normal course of business. These claims include allegations of infringement of intellectual property rights of others as well as other claims of liability. In addition, the Company is subject to various taxes in the different jurisdiction in which it operates. These include taxes on income, property, goods and services and other taxes. The Company submits tax returns and claims with the respective government taxing authorities which are subject to agreement by those taxing authorities. The Company accrues costs associated with these matters when they become probable and reasonably estimable. The Company does not believe that it is probable that losses associated with these matters beyond those already recognized will be incurred in amounts that would be material to its financial position or statement of operations.

SILICON MANUFACTURING PARTNERS PTE LTD
NOTES TO THE FINANCIAL STATEMENTS — in US Dollars
In thousands
14	Derivative Instruments
The Company has the following notional amounts of derivative instruments:

	December 31,	December 31,
	2004	2005
		(Unaudited)

Forward foreign exchange contracts to hedge plant and equipment purchases	$(2,005)	$—

To protect against volatility of future cash flows caused by changes in exchange rates, the Company may use currency forward contracts and currency swaps on anticipated transactions such as operating costs and expenses and capital purchases. To manage interest rate risk, the Company may enter into interest rate cap agreements to modify the interest characteristics of its outstanding debts.

Most of the Company’s derivatives are formally designated as cash flow hedges. However, certain derivative instruments are not designated as part of a hedging relationship. These consist primarily of foreign currency forward contracts related to groups of forecasted foreign currency denominated payments. While the Company expects these derivatives to be effective in hedging the variability in cash flows resulting from changes in foreign exchange rates, it does not believe it is practicable to formally document the hedging relationship and link the derivatives to specific forecasted transactions. Gains and losses on these instruments are included in foreign exchange gain (loss).

The Company uses derivative instruments to manage identified foreign currency risks resulting from its Singapore dollar denominated debt and its foreign currency denominated purchase commitments which are denominated principally in Japanese yen and Euro. The Company uses foreign currency forward contracts which match the terms of the individual foreign currency exposures and as a result, any ineffectiveness of the Company’s hedges is negligible. Amounts included in other comprehensive income (loss) related to hedges of foreign currency purchase commitments are reclassified into earnings (foreign exchange gain (loss)) when the asset related to the purchase commitment is depreciated.

The estimated net amount of existing losses from cash flow hedges expected to be reclassified into earnings within the next year is $26 and $16 as of December 31, 2004 and 2005, respectively. Net realized losses recognized from cash flow hedges were $48 and $37 for the years ended December 31, 2004 and 2005, respectively.

SILICON MANUFACTURING PARTNERS PTE LTD
NOTES TO THE FINANCIAL STATEMENTS — in US Dollars
In thousands
14	Derivative Instruments (Cont’d)
The components of other comprehensive loss related to derivative and hedging activities consist of the following:

	December 31,	December 31,
	2004	2005
		(Unaudited)

Beginning	$8,105	$55
Reclassification of cash flow hedging activity losses into earnings	(48)	(37)
Net unrealized gains on change in cash flow hedging activity fair values	(8,002)	—

Ending	$55	$18

By using derivative instruments to hedge exposures to changes in foreign currency rates, the Company exposes itself to credit risk and market risk. Credit risk is the failure of the counterparty to perform under the terms of the derivative contract. When the fair value of a derivative contract is positive, the counterparty owes the Company, which creates credit risk for the Company. When the fair value of a derivative contract is negative, the Company owes the counterparty and, therefore, it does not possess credit risk. The Company anticipates, however, that counterparties will be able to fully satisfy their obligations under the contracts. The Company does not obtain collateral or other security to support financial instruments subject to credit risk but monitors the credit standing of counterparties.

Market risk is the adverse effect on the value of a financial instrument that results from a change in currency exchange rates. The Company assesses currency exchange cash flow risk by continually identifying and monitoring changes in currency exchange rate exposures that may adversely impact expected future cash flows and by evaluating hedging opportunities.
15	Fair Values of Financial Instruments

	December 31, 2004		December 31, 2005
(Unaudited)
	Carrying	Estimated	Carrying	Estimated
	amount	fair value	amount	fair value

Assets/(Liability)

Forward foreign exchange contracts	$11	$11	$—	$—
Cash and cash equivalents, amounts owing from and to immediate parent company, other related companies and affiliated companies, accounts receivable and accounts payable. The carrying amounts approximate fair value in view of the short-term nature of these balances.

SILICON MANUFACTURING PARTNERS PTE LTD
NOTES TO THE FINANCIAL STATEMENTS — in US Dollars
In thousands
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
16	Other Operating Expenses (Income), net
Other operating expenses (income) consisted of:
A gain of $3,578 in 2003 associated with the cancellation of an employee bonus award plan. As a result of the cancellation, compensation accrued for past services under the bonus award plan of $3,578 was eliminated by decreasing compensation expense in the period of cancellation.
An impairment charge of $178 in 2003 on certain property, plant and equipment which were identified for sale as of December 31, 2003. These assets were written down to their estimated net selling prices. The estimated selling prices were determined based on independent quotes from third party vendors.