Form 20-F
period 2006-12-31
CHARTERED SEMICONDUCTOR MANUFACTURING LTD
filed 2007-03-15
CIK 1095270

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 20-F
(Mark One)

☐	Registration statement pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934.
OR

☑	Annual Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
For the fiscal year ended December 31, 2006.
OR

☐	Transition Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
For the transition period from                      to                      .
OR

☐	Shell Company Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
Date of event requiring this shell company report _____.
Commission File Number 000-27811
CHARTERED SEMICONDUCTOR MANUFACTURING LTD.
(Exact name of Registrant as specified in its charter)
Republic of Singapore
(Jurisdiction of incorporation or organization)
60 Woodlands industrial Park D
Street 2, Singapore 738406
+65-6362 2838
(Address of principal executive offices)
Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class American Depositary Shares, each represented by ten Ordinary Shares	Name of Each Exchange on Which Registered NASDAQ Global Select Market
Securities registered or to be registered pursuant to Section 12(g) of the Act:
None
(Title of class)
Securities for which there is a reporting
obligation pursuant to Section 15(d) of the Act:
Not Applicable
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report. 2,535,895,593 Ordinary Shares and 28,350 Convertible Redeemable Preference Shares as of December 31, 2006.
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
     Yes ☐           No ☑

Certain Definitions and Conventions	2
Presentation of Certain Financial Information	2

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS	3
ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE	3
ITEM 3. KEY INFORMATION	3
ITEM 4. INFORMATION ON OUR COMPANY	20
ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS	37
ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	64
ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS	78
ITEM 8. FINANCIAL INFORMATION	80
ITEM 9. THE OFFER AND LISTING	81
ITEM 10. ADDITIONAL INFORMATION	82
ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK	98
ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES	100

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES	101
ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS	101
ITEM 15. CONTROLS AND PROCEDURES	101
ITEM 16.
A. AUDIT COMMITTEE FINANCIAL EXPERT	102B
B. CODE OF ETHICS	102B
C. PRINCIPAL ACCOUNTANT FEES AND SERVICES	102B
D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES	103
E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS	103

PART III

ITEM 17. FINANCIAL STATEMENTS	103
ITEM 18. FINANCIAL STATEMENTS	103
ITEM 19. EXHIBITS	104

SIGNATURES

Index to Financial Statements	F-1
Ex-2.2 Specimen certificate for ordinary shares in respect of new issuances of shares issued on and after Jan 30, 2006.
Ex-2.3 Specimen certificate for ordinary shares transferred on and after Jan 30, 2006 in respect of shares issued before Jan 30, 2006.
Ex-4.11.8 Third Amended & Restated Amendment No.3 dated Nov 17, 2006.
Ex-4.11.13 Master IBM Joint Development Terms and Conditions dated Dec 15, 2006 for joint development projects with International Business Machines Corporation.
Ex-4.11.14 Participation Agreement dated Jan 1, 2007 by and between the company and International Business Machines Corporation.
Ex-4.11.15 Joint Development Project Agreement dated Dec 15, 2006 for 45nm Bulk-Industry Standard Semiconductor Process Technology.
Ex-4.11.16 Joint Development Project Agreement dated Dec 15, 2006 for 32nm Bulk-Industry Standard Semiconductor Process Technology.
Ex-4.16.3 Supplemental Agreement dated Jan 3, 2007 by and between Terra Investments Pte. Ltd.
Ex-4.18.4 Supplemental Agreement dated Jan 3, 2007 by and between Terra Investments Pte. Ltd.
Ex-4.19.1 Offer Letter dated Feb 16, 2006 from Jurong Town Corporation to Terra Investment Pte. Ltd.
Ex-4.19.2 Acceptance of Offer dated Feb 21, 2006 from the company to Terra Investments Pte. Ltd.
Ex-4.19.3 Acceptance of Offer dated Feb 24, 2006 from Terra Investments Pte. Ltd.
Ex-12.1 Certification of the President & Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
Ex-12.2 Certification of the Senior Vice President & Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
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
     When we refer to the “noon buying rate,” we are referring to the noon buying rate in New York for cable transfers in Singapore dollars per U.S. dollar as certified for customs purposes by the Federal Reserve Bank of New York. The noon buying rate on January 31, 2007 was S$1.5362 = $1.00.
Presentation of Certain Financial Information
     Our financial statements are reported in U.S. dollars and presented in accordance with U.S. generally accepted accounting principles, or U.S. GAAP. Our 49%-owned joint venture company, Silicon Manufacturing Partners Pte Ltd, or SMP, a corporation incorporated under the laws of the Republic of Singapore, is not consolidated under U.S. GAAP. We account for our 49% investment in SMP using the equity method. SMP meets certain “significance” tests pursuant to Rule 3-09 of Regulation S-X. Accordingly, separate financial statements of SMP are required to be filed by us and we intend to file an amendment to this annual report on Form 20-F to include the separate financial statements of SMP as soon as available but no later than June 30, 2007. We have included in this annual report on Form 20-F information relating to our share of SMP revenue. The financial statements of SMP are reported in U.S. dollars and presented in accordance with U.S. GAAP. In 2005, SMP changed its fiscal year end to September 30. The financial statements of SMP to be filed by amendment to this annual report will consist of its audited annual financial statements as of and for the year ended December 31, 2004, its unaudited financial statements as of and for the twelve months ended December 31, 2005 (which period includes the nine months of SMP’s fiscal year 2005 and the first three months of SMP’s fiscal year 2006) and audited financial statements as of and for the twelve months ended December 31, 2006 (which period includes the last nine months of SMP’s fiscal year 2006 and the first three months of SMP’s fiscal year 2007).
     The share and per share data and American Depositary Share, or ADS, and per ADS data in this document for the year 2002 reflect a retroactive adjustment to give effect to our eight-for-ten rights offering which we completed in October 2002, or the October 2002 Rights Offering. The share price information contained in this document was derived from Bloomberg L.P.
     Certain reclassifications have been made in prior years’ financial information to conform to classifications used in the current year.

PART I
ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS
Not applicable.
ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE
Not applicable.
ITEM 3. KEY INFORMATION
A. SELECTED FINANCIAL DATA
     You should read the following selected financial data in conjunction with our consolidated financial statements and related notes and “Item 5. Operating and Financial Review and Prospects” included in this document. The selected consolidated balance sheet data as of December 31, 2002, 2003 and 2004 and the selected consolidated statements of operations data for the years ended December 31, 2002 and 2003 are derived from our audited consolidated financial statements. However, we have not included our audited consolidated financial statements for those periods in this document. The selected consolidated balance sheet data as of December 31, 2005 and 2006 and the selected consolidated statements of operations data for each of the years in the three year period ended December 31, 2006 are derived from our audited consolidated financial statements included elsewhere in this document which have been audited by KPMG, an independent registered public accounting firm, whose report appearing elsewhere herein refers to the adoption of the fair value method of accounting for stock-based compensation as required by Statement of Financial Accounting Standards No. 123(R), Share-Based Payments effective January 1, 2006, and a change in the Company’s method of quantifying errors in 2006. Our consolidated financial statements are prepared in accordance with U.S. GAAP.

	Year Ended December 31,
	2002(16)	2003(16)	2004(16)		2005(16)		2006
	(in thousands, except share and per share data and ratios)
Consolidated Statements of Operations Data:
Net revenue	$449,241	$551,911	$932,131		$1,032,734		$1,414,525
Cost of revenue	627,682	646,320	764,305		917,048		1,070,782

Gross profit (loss)	(178,441)	(94,409)	167,826		115,686		343,743

Other revenue (1)	18,314	16,956	17,927		20,685		21,030
Operating expenses:
Research and development	77,565	115,478	93,818		122,073		152,756
Sales and marketing	41,196	39,010	37,995		42,503		55,007
General and administrative	43,899	41,540	34,951		40,025		42,558
Fab start-up costs	8,338	9,219	33,199		22,697		—
Other operating expenses (income), net	23,415 (2)	2,292 (3)	(139	)(4)	14,202	(6)	13,766	(8)

Total operating expenses	194,413	207,539	199,824		241,500		264,087

Equity in income (loss) of SMP	(84,846)	23,194	27,563		6,486		36,040
Other income (loss), net	(1,212)	9,241	16,416	(5)	(6,744	)(7)	(2,689	)(9)
Interest income	16,637	12,168	11,530		28,625		44,591
Interest expense and amortization of debt discount	(41,661)	(42,222)	(30,093)		(69,839)		(87,950)

	Year Ended December 31,
	2002	2003	2004	2005	2006
	(in thousands, except share and per share data and ratios)
Income tax expense(10)	(7,029)	(11,671)	(4,774)	(12,997)	(23,924)
Minority interest in loss of CSP	55,563	9,491	—	—	—

Net income (loss) before cumulative effect of change in accounting policy	(417,088)	(284,791)	6,571	(159,598)	66,754
Cumulative effect adjustment for change in accounting policy(11)	—	(6,421)	—	—	—

Net income (loss)	(417,088)	(291,212)	6,571	(159,598)	66,754
Less:Accretion to redemption value of convertible redeemable preference shares	—	—	—	(3,196)	(9,476)

Net Income (loss) available to common shareholders	$(417,088)	$(291,212)	$6,571	$(162,794)	$57,278

Basic and diluted net earnings (loss) per ordinary share(12)	$(0.23)	$(0.12)	$0.00	$(0.06)	$0.02
Number of shares used in computing net earnings (loss) per ordinary share:
Basic	1,799,106	2,502,294	2,508,376	2,511,428	2,528,056
Diluted	1,799,106	2,502,294	2,516,942	2,511,428	2,534,065
Basic and diluted net earnings (loss) per ADS(12)	$(2.32)	$(1.16)	$0.03	$(0.65)	$0.23

Number of ADSs used in computing net earnings (loss) per ADS:
Basic	179,911	250,229	250,838	251,143	252,806
Diluted	179,911	250,229	251,694	251,143	253,407
Other Data(13):
Ratio of earnings to combined fixed charges and preferred dividends	—	—	—	—	1.76X
Deficiency of earnings available to cover combined fixed charges and preferred dividends	$381,225	$301,421	$19,268	$132,793	—

	As of December 31,
	2002	2003	2004	2005	2006
			(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$1,210,925	$905,472	$539,399	$819,856	$718,982
Working capital(14)	942,059	682,322	165,537	549,441	568,469
Total assets	3,333,463	3,021,027	3,090,012	3,517,294	3,618,431

Long-term obligations	1,154,815	1,049,837	960,660	1,187,004	1,329,908
Convertible redeemable preference shares	—	—	—	250,663	246,174
Long-term obligations and convertible redeemable preference shares	1,154,815	1,049,837	960,660	1,437,667	1,576,082
Ordinary share capital(15)	2,682,465	2,678,661	2,682,638	2,682,050	2,704,215
Total shareholders’ equity	1,785,459	1,494,555	1,505,631	1,346,374	1,428,857

Notes:
(1)	Other revenue consists of rental income and management fees.

(2)	Included in the 2002 other operating expenses (income), net line was a charge of $10.0 million associated with a restructuring charge on workforce re-sizing and a fixed asset impairment charge.

(3)	Included in the 2003 other operating expenses (income), net line were:
(a)	A gain of $27.5 million associated with the cancellation of our employee bonus award plan;

(b)	A gain of $4.9 million resulting from equipment disposition;

(c)	An impairment charge of $9.0 million on certain machinery and equipment, as part of our fab capacity rationalization; and

(d)	A restructuring charge of $12.4 million relating to the phase out of Fab 1.
(4)	Included in the 2004 other operating expenses (income), net line were:
(a)	A gain of $10.4 million from the sale of equipment to CSMC Technologies Corporation, or CSMC;

(b)	A gain of $4.9 million associated with the resolution of a goods and services tax matter;

(c)	A restructuring charge of $4.6 million relating to the closing of Fab 1; and

(d)	An impairment charge of $1.7 million resulting from the migration to an enhanced manufacturing system.
(5)	Other income, net, in 2004 related primarily to a gain of $14.3 million from the sale of technology to CSMC.

(6)	Other operating expenses (income), net in 2005 included a fixed asset impairment charge of $3.9 million on assets held for sale.

(7)	Other loss, net, in 2005 related primarily to an expense of $7.0 million related to the termination of hedging transactions and other costs as a result of the cash tender offer for and repurchase of any and all of our $575.0 million original principal amount of 2.5% senior convertible notes due 2006.

(8)	Other operating expenses, net, in 2006 included losses of $6.1 million resulting from foreign currency fluctuations, partially offset by a gain of $2.6 million from the disposal of fixed assets from Fab 1.

(9)	Other loss, net, in 2006 related primarily to an other-than-temporary impairment loss of $2.7 million on securities classified as available-for-sale. Other loss, net, in 2006 also included net losses of $0.4 million relating to net losses of $1.4 million resulting from changes in the fair value of a call option transaction and net losses of $1.0 million relating to time value of our interest rate cap contracts which are excluded from the assessment of hedge effectiveness, partially offset by net gains of $1.4 million arising from the ineffective portion of our derivative instruments and net gains of $0.6 million resulting from changes in the fair value of an interest rate swap prior to its designation as a hedging instrument.
(10)	The pioneer status had the effect of increasing (decreasing) basic and diluted net earnings per ordinary share or (increasing) decreasing basic and diluted net (loss) per ordinary share by $(0.04), $(0.02), $(0.00), $(0.01) and $0.00 and increasing (decreasing) basic and diluted net earnings per ADS or (increasing) decreasing basic and diluted net (loss) per ADS by

$(0.36), $(0.15), $(0.02), $(0.11) and $0.02 for the years ended December 31, 2002, 2003, 2004, 2005 and 2006, respectively.
(11)	Effective January 1, 2003, we adopted the provisions of Statement of Financial Accounting Standards, or SFAS, No. 143, “Accounting for Asset Retirement Obligations,” which addresses financial accounting and reporting for obligations associated with the retirement of long-lived assets and associated asset retirement costs. This resulted in a cumulative effect loss of $6.4 million, after a reduction in minority interest of $0.5 million, for 2003. The cumulative effect loss represents the depreciation and accretion expense that would have been recorded previously if SFAS No. 143 had been in effect in prior years.

(12)	For 2003, basic and diluted net loss per ordinary share prior to the cumulative effect adjustment was $(0.11) and basic and diluted net loss per ADS prior to the cumulative effect adjustment was $(1.14).

(13)	For purposes of calculating the ratio of earnings to combined fixed charges and preferred dividends and the deficiency of earnings available to cover combined fixed charges and preferred dividends, if any, earnings consists of income (loss) before income taxes and minority interest, adjusted to remove equity in income (loss) of equity affiliates and to add fixed charges, amortization of capitalized interest and distributed income of equity affiliates, less interest capitalized. Fixed charges consist of interest expensed, interest capitalized, amortization of capitalized expenses related to indebtedness, plus an estimated interest portion of rental expenses on operating leases. Preferred dividends consist of accretion charges relating to our convertible redeemable preference shares.

(14)	Working capital is calculated as the excess of current assets over current liabilities.

(15)	Until January 30, 2006, ordinary shares of the Company had a par value of S$0.26. The Singapore Companies (Amendment) Act 2005, which came into effect on January 30, 2006, abolished the concept of “par value” and “authorized capital”. Accordingly, the amounts previously disclosed under “ordinary shares” and “additional paid-in capital” line items have been combined as “Ordinary Share Capital”.

(16)	Reclassifications and certain immaterial classification corrections have been made to prior years’ financial statements to conform to classifications used in the current year. These include reporting operating grant income as a reduction of the expenses that the grants are intended to reimburse rather than as other income, reporting rental income and management fees as other revenue rather than as other income, reporting depreciation of rental buildings as other operating expense rather than as other expense and certain other immaterial reclassifications.
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
Risks Related to Our Financial Condition
We have a history of losses and we may not be profitable in the future.
     In 2002, 2003 and 2005, we incurred net losses of $417.1 million, $291.2 million and $159.6 million, respectively. In 2004 and for the year ended December 31, 2006, we generated net income of $6.6 million and $66.8 million, respectively.
     As of December 31, 2006, we had an accumulated deficit of $1,221.5 million. We cannot assure you that the accumulated deficit will not continue or increase in the future or that we will remain profitable.

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
     We have now and will continue to have a significant amount of debt. Our high level of debt and the covenants contained in our financing documents such as financial, shareholding and other restrictive covenants which are customary to loan documents could have important consequences to our company. For example, they could:
•	increase our vulnerability to general adverse economic and industry conditions;

•	limit our ability to pursue our growth plan and technology upgrades or migrations;

•	require us to seek lenders’ consent prior to paying dividends on our ordinary shares;

•	require us to dedicate a substantial portion of our cash flow from operations to payments on our debt, thereby reducing the availability of our cash flow to fund capital expenditures, working capital and other general corporate purposes. The term “capital expenditures” means the amount we paid or will pay during a particular period for property, plant and equipment;

•	limit our flexibility in planning for, or reacting to, changes in our business and the semiconductor industry; and

•	limit our ability to incur additional borrowings or raise additional financing through equity or debt instruments.
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
     Our business and the nature of our industry require us to make substantial capital expenditures, leading to a high level of fixed costs. We expect to incur significant capital expenditures in connection with our growth plans and technology upgrades and migrations. For example, during 2004, 2005 and 2006, we made substantial capital expenditures of $686.3 million, $628.1 million and $554.3 million, respectively. We expect our total cash outflow for capital expenditures in 2007 to be approximately $800 million, including $65 million of capital expenditures in 2006 for our 90 nanometer, or nm, and below technologies which are expected to be paid in 2007. Capital expenditures planned for 2007 are primarily for increasing 65nm and below capacity. With the above capital expenditures, Fab 7 is expected to have equipment (installed or available for installation) that is equivalent to a capacity of 25,000 300 millimeter, or mm, wafers per month by December 2007. We had originally planned to equip Fab 7 with a full capacity of 30,000 300-mm wafers per month but have revised this estimate to 39,000 300-mm wafers per month covering mainly 0.13 micron, or um, to 65nm technology nodes. In addition, to further align our manufacturing capabilities with our technology position, we are adding an additional phase for our Fab 7 expansion that will be focused on 65nm and 45nm technologies. At completion, Fab 7 is expected to have a capacity of 45,000 300-mm wafers per month and our total capital investment in Fab 7 is expected to be approximately between $4,200 million and $4,500 million. As of December 31, 2006, we have spent $1,638.6 million equipping Fab 7. For more details on the costs of equipping Fab 7, see “Item 5. Operating and Financial Review and Prospects — Liquidity and Capital Resources.” We anticipate that from time to time we also may expand and add equipment to increase the capacity of our existing fabs, and this may require additional financing. We also expect to incur approximately $180 million for research and development in 2007.
     Our capital and research and development expenditures will be made in advance of sales. Given the fixed cost nature of our business, we may incur losses if our revenue does not adequately offset the level of depreciation resulting from these planned expenditures, as occurred in 2002, 2003 and 2005. Additionally, our actual expenditures may exceed our planned expenditures for a variety of reasons, including changes in our growth plan, our process technology, market conditions, customer requirements, interest rates and other factors.
     We may require additional financing to fund our future growth plans and technology upgrades and migrations, including to fund the capital expenditures to equip Fab 7 to its full planned capacity of 45,000 300-mm wafers per month, which is expected to take a number of years and will be paced by customer demand and industry conditions. There can be no assurance that additional financing will be available or, if available, that such financing will be obtained on terms favorable to us or that any additional financing will not be dilutive to our shareholders or creditors.
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
     The term “capacity utilization” means the actual number of semiconductor wafers we have processed at a fabrication facility in relation to the total number of wafers we have the capacity to process. Where we refer to capacity utilization in this document, such capacity utilization includes the utilization of our allocated capacity with SMP. Our capacity utilization affects our operating results because a large percentage of our operating costs are fixed. For example, in 2001, 2002 and the first half of 2003, weak market demand and a worldwide overcapacity of semiconductor wafer supply resulted in low utilization rates at our fabs. Our average capacity utilization improved from 58% in 2003 to 77% in 2006 but fluctuated during this period as well. We cannot assure you that market conditions will continue to improve or that the improved market conditions can be sustained. If market conditions were to deteriorate, we may not be able to sustain our capacity utilization.
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
     Historically, companies in the semiconductor industry have expanded aggressively during periods of increased demand, as we and our competitors have done. As a result, periods of overcapacity in the semiconductor industry have frequently followed periods of increased demand. We expect this pattern to be repeated in the future. In addition, the markets for semiconductors are characterized by rapid technological change, intense competition and fluctuations in end-user demand. For example, after experiencing average utilization rates around 100% in 2000, our average utilization rates in 2002 and 2003 fell to 37% and 58%, respectively. In 2004, although our average utilization rate improved to 80%, we experienced market weakness from the second half of June 2004 which continued into the first half of 2005 as the industry worked through excess inventories. Although we experienced subsequent sequential quarterly increases in our utilization rates from the second quarter of 2005, our average utilization rate in 2005 declined to 70%. In 2006, our average utilization rate was 77%. This was mainly due to higher utilization rate of 82% for each of the first and second quarters of the year. During the second half of 2006, companies in the supply chain, including our customers, experienced excess inventory and seasonally weaker than usual market conditions. The inventory correction and weaker market impacted our utilization in the third and fourth quarters of the year resulting in our utilization rates declining in those quarters to 74% and 70%, respectively. We cannot assure you that market conditions will improve in 2007 and beyond. Future downturns in the semiconductor industry may also be severe and could seriously harm our company.
We depend on our technology partners to advance our portfolio of process technologies.
     Enhancing our manufacturing process technologies is critical to our ability to provide services for our customers. We intend to continue to advance our process technologies through our internal research and development efforts and through alliances with leading semiconductor companies, and we are dependent on these partners for this advancement. Our technology alliance with International Business Machines, or IBM, began in November 2002 with a joint development agreement to jointly develop and standardize on 90nm, and 65nm bulk complementary metal oxide semiconductor, or

CMOS, processes for foundry chip production on 300-mm silicon wafers. We extended our IBM joint development agreement to include Infineon Technologies AG, or Infineon, in June 2003 and Samsung Electronics Co., Ltd, or Samsung, in March 2004 in the joint development of a common advanced foundry manufacturing bulk CMOS process technology at 65nm, as well as variants of that process modified for high performance and low power products. We further expanded our joint development efforts with IBM to include 45nm bulk CMOS process technology in December 2004 and 32nm bulk CMOS logic process technology in December 2006. For more information on the joint development agreements with IBM, Infineon and Samsung, please see “Item 4. Information on Our Company — B. Business Overview — Research and Development.”
     We depended on our joint development agreements with our technology partners for faster introduction of 90nm and 65nm bulk CMOS process technologies and we continue to depend on our joint development agreement with IBM for faster introduction of 45nm and 32nm bulk CMOS process technologies. If we encounter problems in the successful implementation of our joint development agreements with these technology partners, our strategy of targeting “first-source” business and decreasing the time it takes us to bring the newest technologies to market would be adversely affected. “First source” business refers to being selected as the first manufacturing source for customers’ new product innovations. We would also have to incur additional costs to implement this strategy. If this were to happen, it could seriously harm our company.
     Our technology alliances have been and may from time to time be subject to changes, including changes in the technology partner’s business strategy (as was the case with Agere Systems Inc.’s “fab-lite” strategy and Agilent Technologies, Inc. ceasing technology development for certain technology nodes). Agere Systems Inc. announced in December 2006 that it has entered into an agreement to merge with LSI Logic Corporation under the LSI Logic name. In February 2007, pursuant to our joint venture agreement with Agere Systems Singapore Pte Ltd, or Agere Systems Singapore, a subsidiary of Agere Systems Inc., relating to SMP, we received a written notice from Agere Systems Singapore that a change of control of Agere Systems Singapore will occur upon the merger of Agere Systems Inc. and LSI logic Corporation which is expected to close in the second quarter of 2007. We are still evaluating our options under the joint venture agreement, including exercising our right to require Agere Systems Singapore to sell to us the SMP shares held by Agere Systems Singapore.
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
     If we are unable to continue these technology alliances on mutually beneficial economic terms, if we are unable to comply with any restrictions contained in our technology alliance agreements, or if we are unable to enter into new technology alliances with other leading semiconductor companies, we may not be able to continue providing our customers with leading- edge process technologies, which could seriously harm our company.
We depend on a small number of customers for a significant portion of our revenue.
     We have been largely dependent on a small number of customers for a substantial portion of our business. Our top ten customers accounted for approximately 72% of our total net revenue for both 2005 and 2006. Our top five customers collectively accounted for approximately 60% of our total net revenue in 2006, compared with approximately 56% of our total net revenue in the previous year. Our top three customers for 2006, in order of revenue contribution, were Broadcom, IBM and Advanced Micro Devices, and each of them contributed more than 10% of our total net revenue in 2006. As the end markets we serve are typically cyclical, our top customer profile may change from period to period depending on the strength of various market sectors. We expect that we will continue to be dependent for a significant portion of our revenue upon a relatively limited number of customers, which from time to time may be concentrated in particular end markets, as a result of which we will be exposed to the volatility of those markets. Depending on a relatively small number of customers can also subject us to concentration problems that can negatively affect our fab utilization, which can in turn affect our revenue and results of operations, such as was experienced in the fourth quarter of 2004. Customer concentration is more significant for our leading-edge process technologies. We cannot assure you that revenue generated from these customers, individually or in the aggregate, will reach or exceed historical levels in any future period. Loss or cancellation of business from, significant changes in scheduled deliveries to, quality or reliability issues raised by, or decreases in the prices of services sold to, any of these customers could seriously harm our company.
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
Our ability to successfully collaborate with electronic design automation, intellectual property and design service providers to meet customers’ design needs depends on the availability and quality of the relevant services, tools and technologies and our ability to meet our customers’ schedule and budget requirements.
     We have relationships with electronic design automation, or EDA, intellectual property and design service providers. We work with these service providers to develop a design platform that is tailored to our customers’ design needs. Our ability to successfully meet our customers’ design needs depends on the availability and quality of the relevant services, tools and technologies, and on whether we, together with our EDA, intellectual property and design service providers, are able to meet customers’ schedule and budget requirements. Difficulties or delays in these areas may adversely affect the success of our collaboration with EDA, intellectual property and design service providers and consequently, our ability to attract or serve customers, and thereby could seriously harm our company.
Our customers generally do not place purchase orders far in advance. Therefore, we do not have any significant backlog.
     Our customers generally do not place purchase orders far in advance of the commencement of the manufacture of the product. The time required to manufacture a product depends on the complexity of such product, with the more advanced technology products generally requiring a longer cycle time. In addition, due to the cyclical nature of the semiconductor industry, the length of time between our receipt of the purchase orders from our customers and the commencement date of the manufacture of the products have varied significantly from period to period. As a result, we do not typically operate with any significant backlog. The lack of a significant backlog makes it difficult for us to forecast our net revenue in future periods. Moreover, our expense levels are based in part on our expectations of future revenue and we may be unable to adjust costs in a timely manner to compensate for revenue shortfalls. We cannot assure you that any of our customers will continue to place orders with us in the future at the same levels as in prior periods.
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
We depend on our strategic business alliances relating to our tabs. Termination or modification of these alliances could seriously harm our company.
     We currently have two strategic business alliances relating to the operation of Fab 5 and Fab 6. Our equity-method joint venture company, SMP, which owns and operates Fab 5, is a joint venture with Agere Systems Singapore, a subsidiary of Agere Systems Inc. Our subsidiary, Chartered Silicon Partners Pte Ltd, or CSP, which owns and operates Fab 6, is a joint venture with Avago Technologies General IP (Singapore) Pte. Ltd., or Avago, (Avago having acquired all of the shares in CSP previously held by Agilent Technologies Europe B.V. in January 2006), EDB Investments Pte Ltd, or EDB Investments, and Singapex Investments Pte Ltd, or Singapex, an indirect wholly-owned subsidiary of Temasek Holdings (Private) Limited, or Temasek.
     Our alliances with these companies and their predecessors gave us access to select leading-edge process technologies and moderated our development costs and capital expenditures in the initial years in Fab 5 and Fab 6. We believe that our alliances with these companies provide us with access to business on an ongoing basis. The termination of either of these alliances or any modification of either alliance which adversely affects our rights under the alliance could seriously harm our company. Please see “Item 4. Information on Our Company— B. Business Overview — Strategic Business and Technology Alliances — Chartered Silicon Partners” and “Item 4. Information on Our Company — B. Business Overview — Strategic and Technology Alliances — Silicon Manufacturing Partners” for a more detailed description of these alliances.
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
     Our revenue, expenses and operating results have varied significantly in the past and may fluctuate significantly from quarter to quarter in the future due to a number of factors, many of which are outside our control. These factors include, among others:
•	the cyclical nature of both the semiconductor industry and the markets served by our customers;

•	pricing pressure from competitors in the foundry industry;

•	changes in the economic conditions of geographical regions where our customers and their markets are located;

•	shifts by IDMs between internal and outsourced production;

•	changes in demand for products that incorporate semiconductors that we produce;

•	inventory and supply chain management of our customers;

•	the loss of a key customer or the postponement or reduction of an order from a key customer or the failure of a key customer to pay accounts receivable in a timely manner;

•	the occurrence of losses from a customer’s inability to pay our accounts receivable from them;

•	the rescheduling or cancellation of large orders;

•	the rescheduling or cancellation of planned capital expenditures;

•	our inability to qualify new processes or customer products in a timely manner;

•	the return of wafers due to quality or reliability issues;

•	malfunction of our wafer production equipment;

•	unforeseen delays or interruptions in our plans for new fabrication facilities;

•	the timing and volume of orders relative to our available production capacity;

•	our ability to obtain raw materials and equipment on a timely and cost effective basis;

•	environmental events or industrial accidents such as fires or explosions;

•	our susceptibility to intellectual property rights disputes;

•	our ability to continue with existing, and to enter into new technology and supply alliances on mutually beneficial terms;

•	actual capital expenditures exceeding planned capital expenditures;

•	currency and interest rate fluctuations that may not be adequately hedged; and

•	technological changes.
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
     Our ability to compete successfully and achieve future growth will depend, in part, on our ability to protect our proprietary technology and our intellectual property, as well as the intellectual property of our customers. We seek to protect proprietary information and know-how through the use of confidentiality and non-disclosure agreements and limited access to and distribution of proprietary information. We have filed and intend to continue to file patent applications when and where appropriate to protect our proprietary technologies. The process of seeking patent protection may take a long time and may be expensive. We cannot assure you that patents will be issued from pending or future applications or that, if patents are issued, they will not be challenged, invalidated or circumvented or that the rights granted under the patents will provide us with meaningful protection or any commercial advantage. In addition, we cannot assure you that the Asian countries in which we market our services will protect our intellectual property rights to the same extent as the U.S. Additionally, we cannot assure you that our competitors will not develop, patent or gain access to similar know-how and technology, or reverse engineer our processes, or that our confidentiality and non-disclosure agreements upon which we rely to protect our trade secrets and other proprietary information will be effective. The occurrence of any such events could seriously harm our company. Please see “Item 4. Information on Our Company — B. Business — Intellectual Property” for a more detailed description of our proprietary technology.
We may be subject to intellectual property rights disputes.
     Our ability to compete successfully depends on our ability to operate without infringing the proprietary rights of others. We have no means of knowing what patent applications have been filed in the U.S. and elsewhere until they are published or granted. Although we are not currently a party to any material litigation involving patent infringement, the semiconductor industry is characterized by frequent litigation regarding patent and other intellectual property rights. As is typical in the semiconductor industry, we have from time to time received communications from third parties asserting patents that cover certain of our technologies and alleging infringement of certain intellectual property rights of others. We expect to receive similar communications in the future. In the event any third party were to make a valid claim against us or our customers, we could be required to:
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
We are subject to the risk of increased income taxes
     A large portion of our operations in Singapore is afforded lower tax rates from tax incentives provided to attract and retain business. These tax incentives are subject to certain conditions with which we expect to comply, such as achieving fixed amounts of capital expenditure and headcount by certain dates. Our taxes could increase if we do not meet the incentive requirements, or tax rates applicable to us in Singapore are otherwise increased.

     We base our tax positions upon the anticipated results from tax authority examinations. Our estimate of the potential outcome for any uncertain tax issues is highly judgmental. There can be no assurance that the outcome from examinations will not have an adverse effect on our operating results and financial condition.
We may experience difficulty in obtaining insurance coverage without incurring increased costs.
     While we have been able to obtain adequate insurance coverage in the past and while we did not experience any significant increase in premium rates of insurance coverage for 2006, we cannot assure you that we will continue to be able to do so in the future at similar or reasonable premium rates. For example, following the terrorists attacks on September 11, 2001 in the U.S., the premiums we paid for the renewal of our insurance coverage commencing from January 2002 were 2.2 times more than the premiums we paid for such coverage for the previous year. In the event that we fail to secure adequate coverage in the future at similar or reasonable premium rates, we could be seriously harmed by the occurrence of a loss that is not insured.
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
We depend on our vendors of raw materials, supplies and equipment and do not generally have long-term supply contracts with them.
     We depend on our vendors of raw materials and supplies. To maintain competitive manufacturing operations, we must obtain from our vendors, in a timely manner, sufficient quantities of quality raw materials and supplies at acceptable prices. We obtain most of our raw materials and supplies, including critical raw materials such as raw semiconductor wafers, from a limited number of vendors. Some of these raw materials and supplies are available from a limited number of vendors in limited quantity and their procurement may require a long lead time. We purchase most of our key raw materials and supplies on a purchase order basis. We generally do not have long-term contracts with our vendors. As a result, from time to time due to capacity constraints, vendors have extended lead times or limited the supply of required raw materials and supplies to us. Consequently, from time to time, and particularly during periods of sudden increase in demand, we have experienced and may experience difficulty in obtaining quantities of raw materials that we need on a timely basis. Further, where we only have one qualified supplier for raw materials and supplies and a need subsequently arises to look to other alternative suppliers, we would have to qualify these alternative suppliers, and such qualification could lead to delays in production and seriously harm our company.
     In addition, from time to time, we may reject raw materials and supplies that do not meet our specifications. We cannot assure you that we will be able to obtain sufficient quantities of raw materials and other supplies of an acceptable quality. If our ability to obtain sufficient quantities of raw materials and other supplies in a timely manner is substantially diminished or if there are significant increases in the costs of raw materials, it could seriously harm our company.
     We also depend on a limited number of original equipment manufacturers and vendors that make and sell the complex equipment and equipment spare parts that we use in our manufacturing processes. In periods of high market demand, the lead times from order to delivery and complete qualification of some of this equipment could be as long as 15 months, or even longer. In addition, in the event of shortage of supply of equipment spare parts, we would need to qualify alternative sources and/or equipment spare parts. Any delay in the delivery or increase in the cost or availability of this equipment or equipment spare parts could seriously harm our company. Further, the long lead time reduces our flexibility in responding to changing market conditions. Please see “Item 4. Information on Our Company — B. Business Overview — Equipment and Materials” for additional information regarding our relationships with our suppliers of materials and equipment.

We depend on assembly and test subcontractors for our semiconductor assembly and testing requirements.
     Semiconductor assembly and test operations are an integral part of the semiconductor manufacturing process, and involve specialized equipment and technology. If our customers require products which have been assembled and/or tested, we will need to depend on assembly and test subcontractors to provide us with the assembly, test and wafer bumping services as we do not have such in-house assembly and test capabilities and facilities. Wafer bumping is an advanced packaging technique where “bumps” made of solder are formed on the wafers before they are diced into individual chips. We currently subcontract a significant number of orders for assembly, testing and wafer bumping services to STATS ChipPAC Ltd. (formerly ST Assembly Test Services Ltd), or STATS ChipPAC, as well as to United Test and Assembly Center Limited, or UTAC, ASE Singapore Pte. Ltd., ASE Test Limited and Advanced Semiconductor Engineering, Inc., or collectively ASE, Amkor Technology Singapore Pte. Ltd, and Amkor Technology Taiwan, Ltd, or collectively Amkor, and EEMS Test Singapore Pte. Ltd., or EEMS. STATS ChipPAC, UTAC, ASE, Amkor and EEMS may, from time to time, experience tester capacity constrain and production interruption due to, among other things, technical problems occurring during the assembly, testing and wafer bumping processes. Because STATS ChipPAC, UTAC, ASE, Amkor and EEMS are our major providers of these services, any prolonged interruption in their operations could seriously harm our company.
As we migrate to more advanced technologies which may require access to advanced packaging and wafer bumping services, we may experience difficulties in securing such access in a timely manner due to the limited number of vendors providing such services.
     As our company migrates to more advanced technologies and devices that require very high pin counts (or number of connections to the printed circuit board), the need for advanced packaging and wafer bumping services may increase. The advanced packaging technology is new and there may be initial problems resulting from this. While we have, in the second half of 2006, qualified our subcontractor, Amkor Technology Singapore Pte. Ltd.’s, wafer bumping services in printing and plating technology on our 90nm and 65nm process technology nodes, the availability of such wafer bumping capabilities are limited and are still subject to qualification on our customers’ products. If we are unable to gain access to such advanced packaging and wafer bumping services in a timely manner, or if there is a shortage in the availability of such wafer bumping services, or if there are delays in the qualification of such technology, or if there are disruptions in such services, it would impact our ability to secure business for the more advanced technology nodes and could seriously harm our company.
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
Risks Related to Our Infrastructure
We face risks in constructing and equipping new fabrication plants.
     Where we expand by constructing new fabrication plants, there could be events that could delay the project or increase the costs of construction and equipping, even if we take the project management and planning steps we believe are necessary to complete the new fabrication plants on schedule and within budget. Such potential events include:
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
We depend on key personnel and due to the shortage of skilled labor in Singapore, and we may have difficulty attracting and retaining sufficient numbers of skilled employees.
     Our success depends to a significant extent upon the continued service of our key senior executives and our engineering, marketing, customer services, manufacturing, support and other personnel. In addition, in connection with our growth plans, we are likely to need a greater number of experienced engineers and other employees in the future. The competition for skilled professionals remains intense and there is a shortage of such personnel in Singapore. Accordingly, we must recruit our personnel internationally. This is more expensive than hiring personnel locally, and therefore increases our operating costs. As of December 31, 2006, a majority of our employees were citizens of countries other than Singapore. We expect demand for personnel in Singapore to increase significantly in the future, particularly as new wafer fabrication facilities, including those of our competitors, are established in Singapore.
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
     If we were to lose the services of any of our existing key personnel without adequate replacements, or were unable to attract and retain experienced personnel as we grow, it could seriously harm our company. For example, although we strive to retain employees that we send on assignments with our technology partners, such as IBM, we cannot assure you that we will be successful in retaining these employees or that if our employees leave, our technology partners would re-train their replacements, If our employees leave, this may limit our ability to benefit from the alliances and could seriously harm our company. We do not carry insurance to protect us against the loss of any of our key personnel.
Risks Related to Covenants in Our Agreements
Many of our loans contain financial and other covenants which may restrict our operational and financing activities in ways that restrict our growth or are otherwise not in the best interests of our company or holders of our securities.
     Many of our loans contain various financial and other restrictive covenants. Among other things, these covenants require the maintenance of certain financial ratios (including total debt to net worth) and that Temasek owns, directly or indirectly, at least a certain percentage of our outstanding shares or is our single largest shareholder. These covenants may restrict our operational and financing activities in ways that restrict our growth or are otherwise not in the best interests of our company or holders of our securities. If we fail to comply with these covenants, we could be in default under these loans and the lenders would have the right to accelerate our obligation to repay the outstanding borrowings under these loans. Such default could also cause cross-defaults under other loans which could seriously harm us.
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
     As of December 31, 2006, Temasek through its subsidiary Singapore Technologies Semiconductors Pte Ltd, or ST Semiconductors, beneficially owned approximately 59.56% of our outstanding ordinary shares. Temasek’s sole shareholder is the Minister for Finance (Incorporated), a body corporate constituted under the Minister for Finance (Incorporation) Act, Chapter 183 of Singapore. Accordingly, Temasek is able to exercise control over many matters requiring approval by our shareholders, including the election of directors and approval of significant corporate transactions.
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
     Our principal customers are located in the U.S., Taiwan, Japan and Europe and our principal vendors are located in the U.S., Japan, Taiwan, Korea, Europe and Malaysia. As a result, we are affected by economic and political conditions in those countries, including:
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
     Our revenue is generally denominated in U.S. dollars and our operating expenses are generally incurred in U.S. dollars and Singapore dollars. Our capital expenditures are generally denominated in U.S. dollars, Japanese Yen, Euros and Singapore dollars. Although we hedge a portion of the resulting net foreign exchange position through the use of forward exchange contracts and the maintenance of foreign currency bank deposits, we are still particularly affected by fluctuations in exchange rates between the U.S dollar and the above mentioned currencies. Any significant fluctuation in exchange rates may lead to an increase in our costs and capital expenditures, which could adversely affect our operating results and financial position.
We may be a passive foreign investment company.
     Based on our asset composition and operations, we do not believe that we were a passive foreign investment company, or PFIC, under U.S. tax laws during 2006. However, there can be no assurances that we will not be a PFIC in 2007 or in a later year. If the “passive income” earned by us exceeds 75% or more of our “gross income,” we will be a PFIC under the “income test.” In addition, we will be a PFIC under the “asset test” if at least 50% of the quarterly average value of our assets is attributable to assets that produce or are held to produce passive income. The determination of the value of our assets will be based in part on the market price of our ordinary shares and ADSs. Because we have historically held, and may continue to hold a substantial amount of passive assets, there is a risk that we may be a PFIC in 2007 or in a later year. Passive income for PFIC purposes includes, among other things, interest, dividends, royalties, rents and annuities. If we were to become a PFIC at any time during a U.S. person’s holding period, such U.S. person holding ordinary shares or ADS would be required, if the “mark to market” election were not made, to pay an interest charge on certain distributions from us or upon a sale or other disposition of ordinary shares or ADSs and face other adverse tax consequences. Please see “Item 10. Additional Information — E. Taxation — U.S. Federal Taxation — PFIC rules.” It is strongly urged that U.S. persons holding ordinary shares or ADSs consult their own tax advisers regarding the application of the PFIC rules.
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
     Judgments of the U.S. courts based upon the civil liability provisions of the federal securities laws of the U.S. may not be enforceable in Singapore courts, and there is doubt as to whether Singapore courts will enter judgments in original actions brought in Singapore courts based solely upon the civil liability provisions of the federal securities laws of the U.S.
Singapore law contains provisions that could discourage a take-over of our company.
     The Singapore Code on Take-overs and Mergers contains certain provisions that may delay, deter or prevent a future take-over or change in control of our company. Any person acquiring an interest (either on his own or together with parties acting in concert with him) in 30% or more of our voting shares may be required to extend a take-over offer for our remaining voting shares in accordance with the Singapore Code on Take-overs and Mergers. A take-over offer may also be required to be made if a person holding (either on his own or together with parties acting in concert with him) between 30% and 50% (both inclusive) of our voting shares acquires (either on his own or together with parties acting in concert with him) additional voting shares representing more than 1% of our voting shares in any six-month period. These provisions may discourage or prevent certain types of transactions involving an actual or threatened change of control of our company. Some of our shareholders, which may include you, may therefore be disadvantaged as a transaction of that kind might have allowed the sale of the shares at a price above the prevailing market price.
Risks Related to Our Securities and Our Trading Market
The future sales of securities by our company or existing shareholders may hurt the price of our securities.
     If we or our shareholders sell a large number of our securities in the public market the trading price of such securities could decrease dramatically. Any perception that these sales could occur could also result in a dramatic decline in the trading price of our securities. These sales also might make it more difficult for us to sell securities in the future at a time and at a price that we deem appropriate. All of our outstanding shares are freely tradable in Singapore and in the U.S. (in the form of ADSs), except that the shares owned by our affiliates, including ST Semiconductors, may be sold in the U.S. only if they are registered or if they qualify for an exemption from registration, including under Rule 144 under the Securities Act of 1933, or the Securities Act.
The market prices of our securities have been and may continue to be highly volatile.
     The market prices of our securities have fluctuated widely and may continue to do so. For example, from our initial public offering in October 1999 through December 31, 2006, the trading price of our ADSs, adjusted for the October 2002 Rights Offering, has ranged from a high of $95.07 per ADS to a low of $3.48 per ADS. During the same period, the trading price of our ordinary shares, adjusted for the October 2002 Rights Offering, has ranged from a high of S$16.03 per ordinary share to a low of S$0.63 per ordinary share. Many factors could cause the market prices of our securities to rise and fall. Some of these factors include:
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
     The Singapore Exchange Securities Trading Limited, or Singapore Exchange, is relatively small and more volatile than stock exchanges in the U.S. and certain European countries. As of December 31, 2006, there were 539 companies listed on the Main Board of the Singapore Exchange and the aggregate market capitalization of listed equity securities of these companies was approximately S$580.0 billion, or $378.1 billion (based on the noon buying rate as of December 29, 2006 of S$1.5338 to $1.00). For the year ended December 31, 2006, the aggregate equity trading value on the Singapore Exchange (including shares traded on the CLOB International trading system) was approximately S$291.2 billion or $189.9 billion (based on the noon buying rate as of December 29, 2006 of S$1.5338 to $1.00). The relatively small market capitalization of, and trading volume on, the Main Board of the Singapore Exchange may cause the market price of securities of listed companies, including our securities, to fluctuate in both the domestic and the international markets.
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
     We distributed in October 2002, and may from time to time distribute, rights to our shareholders, including rights to acquire securities under the deposit agreement relating to the ADSs. The depositary will not offer rights to holders in any jurisdictions unless both the rights and the securities to which such rights relate are either exempt from registration under the applicable securities laws of such jurisdictions or are registered in accordance with the provisions of such laws. However, we are under no obligation to file a registration statement with respect to any such rights or underlying securities or to endeavor to cause such a registration statement to be declared effective. Accordingly, holders of our securities may be unable to participate in rights offerings by us and may experience dilution of their holdings as a result.

FORWARD-LOOKING STATEMENTS
     This document contains forward-looking statements, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Examples of these forward-looking statements include, without limitation, statements relating to:
•	our business strategy;

•	our outlook for 2007;

•	our capacity utilization rate, production capacity and production capacity mix;

•	our plans to expand our production capacity for 90nm and smaller process geometry technologies to meet the anticipated needs of our customers;

•	our 2007 planned capital expenditures, research and development expenditures, depreciation and amortization and wafer capacity; and

•	our sources of liquidity, cash flow, funding needs and financings;
     These forward-looking statements reflect our current views with respect to future events and financial performance, and are subject to certain risks and uncertainties which could cause actual results to differ materially from historical results or those anticipated. Among the factors that could cause actual results to differ materially are:
•	changes in the demands from our major customers, excess inventory, life cycle, market outlook and trends or specific products;

•	competition from other foundries;

•	unforeseen delays, interruptions, performance level and technology mix in our fabrication facilities;

•	our progress on leading-edge products;

•	changes in capacity plans, changes in allocation and process technology mix, and the unavailability of materials, equipment, manpower and expertise;

•	access to or delays in technological advances or our development of process technologies;

•	the successful implementation of our technology and supply alliances (including our joint development agreements with IBM, Infineon and Samsung);

•	the growth rate of fabless companies, the outsourcing strategy of IDMs and our expectation that IDMs will utilize foundry capacity more extensively;

•	demand and supply outlook in the semiconductor market and the economic conditions in the United States as well as globally;

•	the availability of financings and the terms thereof; and

•	terrorist attacks, acts of war, or the possibility of an outbreak of Bird Flu or any other infectious disease in Singapore, as well as other parts of the world.
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
     Our agent in the U.S. for the purpose of our securities filings is our subsidiary, Chartered Semiconductor Manufacturing, Inc., 880N. McCarthy Blvd, Suite 100, Milpitas, California 95035, telephone +1-408-941-1100.

     In 1997, Chartered acquired equity interests in CSP and in SMP. For more information on this, please refer to “— B. Business Overview — Strategic Business and Technology Alliances.”
     We have a 51% equity interest in our subsidiary, CSP, a Singapore company incorporated in 1997. For information on our other subsidiaries, please see “— C. Organizational Structure.”
     Our principal capital expenditures for the fiscal years 2004, 2005 and 2006 were comprised mainly of the purchase of semiconductor equipment for the equipping of our fabs. Our capital expenditures amounted to $686.3 million in 2004, $628.1 million in 2005 and $554.3 million in 2006. We expect our total cash outflow for capital expenditures in 2007 to be approximately $800 million, including $65 million of capital expenditures in 2006 for our 90nm and below technologies which are expected to be paid in 2007. Capital expenditures planned for 2007 are primarily for increasing 65nm and below capacity. For more details on the costs of equipping Fab 7, see “Item 5. Operating and Financial Review and Prospects — Liquidity and Capital Resources.”
     For the year 2006, our capital expenditures were financed mainly from borrowings under our credit facilities and cash balances. A more detailed discussion of credit facilities can be found under “Item 5. Operating and Financial Review and Prospects — Liquidity and Capital Resources.”
B. BUSINESS OVERVIEW
Overview
     Chartered is one of the world’s leading dedicated semiconductor foundries. We provide comprehensive wafer fabrication services and technologies to semiconductor suppliers and systems companies. We focus on providing foundry services to customers that serve high-growth, technologically advanced applications for the communication, computer and consumer sectors.
     We currently own, or have an interest in, five fabrication facilities — Fabs 2, 3,5,6 and 7, all of which are located in Singapore. Fab 7 is our only 300-mm facility.
     We have service operations in ten locations and in nine countries in North America, Europe and Asia.
Industry Background
     Semiconductors are critical components used in an increasingly wide variety of applications such as computer systems, communications equipment and systems, automobiles, consumer products and industrial automation and control systems. As performance in relation to these applications has increased and size and cost have decreased, the use of semiconductors in these applications has grown significantly.
     The semiconductor industry was historically composed primarily of companies which designed and manufactured semiconductors in their own fabrication facilities. These companies are known as IDMs. In the mid-1980s, fabless semiconductor companies, which focus on design and marketing and utilize external manufacturing capacity, began to emerge. Fabless companies initially relied on the excess capacity provided by IDMs. As the semiconductor industry continued to grow, fabless companies and IDMs began to seek more reliable and dedicated sources of wafer fabrication services. This need is being met by the development of independent companies, known as foundries, that focus primarily on providing wafer fabrication services to semiconductor suppliers and systems companies.
     The semiconductor industry generally experiences seasonality which is mainly driven by demand fluctuations for the electronic products that use semiconductor integrated circuits. The sequential growth of semiconductor revenue in the first quarter is typically weaker compared to that of other quarters.
The Growth of the Semiconductor Foundry Industry
     Semiconductor suppliers presently face increasing demands to offer new products that provide higher performance and greater functionality at lower prices. To compete successfully, they must also minimize the time it takes to bring a product to market. High performance semiconductors, which contain millions of transistors, are extraordinarily challenging to design and even more challenging to manufacture. Additionally, these high performance semiconductors can only be produced in fabs that employ advanced semiconductor process technologies.
     According to recent industry research reports and company announcements, the cost of a state-of-the-art 300-mm fab can range from $3 billion to $5 billion, which is approximately six times to ten times higher than the cost a decade ago. Today, only large and well-capitalized or funded companies can support the substantial technology and investment requirements of building state-of-the-art fabs. In addition, for companies to justify the enormous cost of a new fab, a high level of capacity utilization is essential to ensure that fixed costs are fully absorbed. These trends have led to the rapid growth in demand in the recent years for advanced semiconductor manufacturing services provided by semiconductor foundries.
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
The Requirements of a Full-Service Foundry
     As demand for foundry services has grown, many semiconductor suppliers are seeking highly committed foundry providers that meet their manufacturing technology requirements. These foundry providers must be able to provide the following:
     Systems Integration Expertise. Business and consumer demand for convergent solutions that perform multiple functions that classically were done by different individual devices has increased dramatically. Fueling this demand has been growth in the merging of data communications, telecommunications, wireless and consumer markets, which in turn has resulted in greater demand for faster, more power efficient and denser semiconductors providing solutions for systems totally on a single die called a system on chip, or SOC, which is more cost effective than producing multiple devices. In addition, this system level integration requires semiconductor foundries to offer processes that will easily integrate logic (processes data), memory (stores data) and analog mixed signal (translates data and provides interface outside the system). To attract customers, semiconductor foundries are increasingly offering access to third party intellectual property and design solutions to aid customers, who have increasingly focused on system level expertise, in the design of, and time to market for, SOC solutions.
     Leading-Edge Process Technologies. In order to provide their customers with total systems solutions, semiconductor foundries are expected to provide a full range of semiconductor process technologies. A semiconductor foundry will struggle economically if it relies solely on mature technologies and must also be capable of driving the implementation of reduced geometries which are required for a continuing market convergence as computer, communications and consumer functions morph onto a single SOC. These advanced technologies require significant innovation in material sciences in order to meet the increasing manufacturing requirements of customers for cost efficient SOCs for their customers.
     Comprehensive Prefabrication Services. Because of increasing levels of product complexity and customer demand, foundries are increasingly expected to provide value-added services during the prefabrication phase, such as providing access to EDA tools, design libraries, and intellectual property and design services to ensure that customers’ designs can be implemented on silicon for commercial production.
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
     Security. When using foundry services, semiconductor suppliers, systems companies and their partners entrust highly valuable and proprietary intellectual property to the foundries manufacturing their devices. These customers demand foundry providers who understand the importance of protecting intellectual property.
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
     Chartered’s approach allows us to work with customers early on in the product definition stage, often sharing resources, knowledge and even physical assets to jointly develop solutions, thus giving our customers the flexibility to adapt quickly to new market opportunities.

     Chartered has developed an array of technologies and capabilities to drive converging applications. Our fabrication facilities support the leading-edge requirements for high-bandwidth, feature-rich wireless and wired applications along with providing semiconductor processes for the highest performance microprocessors in the world. We have proven expertise in mixed signal and radio frequency complementary metal oxide silicon, or RF CMOS, enabling technologies essential to the convergence of communication, computer and consumer applications.
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
     We have relationships with leading EDA, intellectual property and design services providers. Through these relations, our customers are provided with a design methodology coupled with design modules which have been tested and manufactured on silicon that will allow a faster time to market. We offer design solutions for a variety of applications and process nodes, giving customers valuable freedom of choice when it comes to EDA and intellectual property selection. Customers get early access to design rules and other important manufacturing specifications so that they can be incorporated into designs early. In June 2005, together with IBM and Samsung, we extended the Chartered-IBM Cross-Foundry Design Enablement Program, or Design Enablement Program, launched in March 2004 for 90nm bulk CMOS process, to include 65nm bulk CMOS process. In June 2006, together with IBM, Samsung and Infineon, we extended the Design Enablement Program to include 45nm bulk CMOS process. In December 2006, we extended our Design Enablement Program with IBM to include 32nm bulk CMOS logic process and to further define our enablement joint development activities for 45nm bulk CMOS logic process. Many EDA and intellectual property companies have supported and developed solutions on Chartered’s processes. Chartered will continue to expand our design service network to improve our customers’ access to more expertise allowing broader choices and more flexibility for their chip development.
     In October 2006, we announced our strategic investment in Gateway Silicon Inc, or GSI, a Taiwan-based company specializing in application specific integrated circuit and SOC design services and intellectual property development and integration. We plan to collaborate with GSI in developing and optimizing design services while leveraging GSI’s expertise to enhance our portfolio of value-added solutions, or VAS. The VAS offering is based on our proven CMOS process technologies supported with cost-effective wafer fab production capacity. It provides our customers with competitive solutions to develop their products timely in markets such as wireless, consumer, Radio Frequency Identification, or RFID, security and industrial control systems market.
     Our supply chain automation started in April 2004 when we launched our e-Business initiatives with our customers. Since then, we have continued to enhance our automation initiatives to increase the ability and ease of our customers to transact business online with us. In parallel, we have also implemented and will continue to augment our automation capabilities with our subcontractors and suppliers with the goal of providing increased seamless connectivity across the entire supply chain.
     We believe that our customers value Chartered as a trusted, customer-oriented service provider which adopts a collaborative approach to the foundry industry. All of our manufacturing operations are located in Singapore, a politically and economically stable nation with laws that protect our customers’ proprietary technology.
Business Strategy
     Our objective is to be a leading worldwide full-service provider of wafer foundry services to semiconductor suppliers and systems companies focused on high-growth applications that require a high degree of system-level integration. Key elements of our strategy which is focused on improving growth and profitability are:
Leverage improved technology position and improve revenue and margins
     The strengthening of our technology roadmap resulting from our joint development agreements with IBM and our other technology partners and the expansion of our third party network of pre-qualified EDA, intellectual property and design services solutions allows us to target a leading-edge blue-chip customer base and further diversify our customer base. In addition, we are also able to start offering leading-edge solutions to customers at a similar time frame as our leading competitors and are therefore able to target more “first source” business than we were able to in the past. We expect our improved technology position to improve our revenue growth and margins.
Align manufacturing capacity with technology position, optimize capacity utilization and improve cost structure
     We aim to optimize our capacity primarily by expanding capability for leading-edge technologies, to align with our technology position and maximize capacity utilization at mature technology nodes. To maximize productivity and resource utilization across fabs and increase flexibility in manufacturing, we adopt a “borderless fab” approach within our campus. This refers to the operation of our fabs in a manner where wafers may be moved from one fab to another according to available manufacturing capacity and manufacturing process technologies of our various fabs to meet production requirements.
     As mature technology products remain a growing and important part of Chartered’s business, we will also continue to focus on increasing our reach into new or additional applications. We emphasize leveraging our capabilities in mixed-signal and RF CMOS processes with complete solutions for our niche technologies for products such as smart cards, RFID, tags, display drivers and power management for mobile products. Using mature technologies in older fabs will allow the company to generate margins and cash flows to support the investment in the advanced technologies.
     Leading-edge Technologies. As part of our plan to expand our capability for leading-edge technologies, we intend to expand our production capacity for 90nm and smaller process geometry technologies to meet the anticipated needs of our customers. We expect our leading-edge technology capacity in 2007 to increase by over 80% compared to 2006 and to represent approximately 22% of our total expected capacity in December 2007. We believe that increasing our foundry capacity in 90nm and smaller process geometry technologies will allow us to take advantage of the market opportunities opening up to Chartered as a result of the technological progress we have made in recent years.
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
Provide complete product support for customers
     We are continuing to expand our range of product support activities for customers so that we can effectively meet our customers’ evolving needs. Our goal is to seamlessly integrate the design and manufacturing process with a wide array of services, tools and technologies. The design enablement support we currently make available to our customers, in conjunction with our technology partners, include a number of EDA design tools, design libraries, third party intellectual property and process technologies that have been validated for our manufacturing process. We also offer our customers turnkey services, which typically include, in addition to fabricating semiconductor wafers, pre-fabrication services such as engineering services and masks generation, and associated assembly and test services.
Offer leading process technology
     We intend to continually expand our portfolio of process technologies in line with our customers’ requirements for timing and performance for use with their products. The schedule and initial process specifications of the new process technologies being developed, and to be developed, are provided by our technology roadmaps. The current roadmaps cover 2007 to 2010 and 65nm, 45nm and 32nm logic processes, including their generic, low power and high speed variants. The roadmaps also cover 90nm and 65nm mixed signal and RF modules, and 0.22um and 0.18um high voltage and eFLASH (embedded FLASH memory, a memory based on an erasable and programmable memory technology) processes.
     The current development programs for logic process are directed to the 45nm technology node. Under our March 2004 joint development agreement with IBM, Infineon and Samsung, we, together with our technology partners, have developed a common advanced foundry manufacturing process technology at 65nm, as well as variants of that process modified for high performance and low power products. Please see“— Research and Development” for more details on this joint development agreement.
     In December 2004, we expanded our joint development efforts with IBM under our joint development agreement entered into with IBM in November 2002 to include 45nm bulk CMOS process technology and in December 2006, we expanded our joint development efforts with IBM to include 32nm bulk CMOS logic process technology and to further define the terms of our joint development activities for 45nm bulk CMOS logic process. We expect our reciprocal manufacturing arrangement with IBM to enable us to achieve scale, cycle time and cost efficiencies in 300-mm manufacturing, while also providing customers multiple sources of supply. The strengthening of our technology roadmap resulting from our joint development agreements with IBM and other technology partners provides us with faster access to leading-edge technology. This faster technological development allows us to target substantially more “first source” business.
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
     We do not design semiconductor devices for our customers. If requested, we assist our customers in the design process by providing them with access to our EDA vendors and intellectual property companies’ EDA tools, design libraries and intellectual property and design services that are proven and have been qualified for our manufacturing processes. Our field engineers assist our customers during the development process to ensure that their designs can be successfully manufactured in volume.
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
Manufacturing Facilities
     As of December 31, 2006, we owned or had an interest in five fabs, all of which are located in Singapore. Fabs 2, 3 and 7 are wholly-owned and operated by our company. Fab 5 is owned and operated by SMP, our joint venture company with Agere Systems Singapore, a subsidiary of Agere Systems Inc. Fab 6 is owned and operated by CSP, our joint venture company with Avago, EDB Investments and Singapex. Fab 1, which was wholly-owned by our company, ceased operations at the end of March 2004 and some of its operations were moved to Fab 2. We do not have a Fab 4.
Production Capacity and Utilization
     The following table reflects our capacity utilization in our fabs, including our share of SMP, for the periods indicated.
Quarterly Shipment and Capacity

Data Including	1Q	2Q	3Q	4Q	1Q	2Q	3Q	4Q
Chartered’s Share of SMP	2005	2005	2005	2005	2006	2006	2006	2006
Thousand eight-inch equivalent wafers:
Total wafers shipped	186.2	224.5	295.2	345.8	349.4	355.7	337.0	322.9
Total capacity	317.0	346.5	401.4	435.9	427.5	436.4	458.2	461.7
Utilization	59%	65%	74%	79%	82%	82%	74%	70%

	1Q	2Q	3Q	4Q	1Q	2Q	3Q	4Q
Capacity by Fab	2005	2005	2005	2005	2006	2006	2006	2006
Thousand eight-inch equivalent wafers:
Fab2	130.6	137.7	139.2	145.7	142.6	144.1	145.7	145.7
Fab3	71.4	74.3	74.2	74.2	69.5	70.3	71.0	71.0
Fab5(1)	34.5	35.8	36.2	35.6	34.3	34.6	35.0	35.0
Fab6	80.5	89.4	100.5	112.9	114.5	115.8	117.0	117.0
Fab7(2)	—	9.3	51.3	67.5	66.6	71.6	89.5	93.0

Total	317.0	346.5	401.4	435.9	427.5	436.4	458.2	461.7

Notes:
(1) 49% of total capacity, based on Chartered’s equity ownership.
(2) Fab 7, our only 300-mm wafer facility, started commercial shipments in June 2005.
Wafer Capacity
     Our fab capacity plans have been updated consistent with our company’s efforts to better align manufacturing capability with our growing market opportunities in leading-edge technologies. We expect to achieve total wafer capacity of approximately 2,000,000 wafers (eight-inch equivalent) for the full year 2007, compared to approximately 1,800,000 wafers (eight-inch equivalent) for the full year 2006. We plan to increase our leading-edge capacity (90nm and smaller process geometry technologies) in 2007 by over 80% as compared to 2006 and to represent approximately 22% of our total expected wafer capacity in December 2007. The following table reflects our wafer capacity figures as of December 31, 2006 for each of our fabs and the fab of our equity-method joint venture company, SMP (Fab 5).

	Fab 2	Fab 3	Fab 5(SMP)(1)	Fab 6(CSP)(1)	Fab 7
Production commenced	1995	1997	1999	2000	2005

Estimated full capacity(2)	50,000 wafers per month	25,000 wafers per month	24,000 wafers per month	39,000 wafers per month	45,000 wafers per month(3)

Wafer size	Eight-inch	Eight-inch	Eight-inch	Eight-inch	Twelve-inch
	(200-mm)	(200-mm)	(200-mm)	(200-mm)	(300-mm)

Process technologies	0.6 to 0.3um(4)	0.35 to	0.25 to	0.25 to	0.13um and
		0.18um(4)	0.13um(4)	0.11um(4)	smaller process
geometry
technologies including
90nm, 65nm and 45nm

Manufacturing technologies(5)	Digital; Mixed	Digital; Mixed	Digital; RF CMOS;	High performance,	High performance,
	Signal; RF CMOS; SRAM;	Signal; RF	BiCMOS; Mixed Signal;	high-density CMOS; high	high-density CMOS;
	Flash Memory; HVCMOS;	CMOS; SRAM	eSRAM	density SRAM Mixed	Mixed Signal; SOI
	EEPROM; DMOS; BiCMOS,			Signal; RF CMOS
BiPolar; OTP;
PowerMos

Clean room	109,000 sq.ft.	81,000 sq.ft.	96,540 sq. ft.	126,000 sq. ft.	232,000 sq. ft.
	Class-1 SMIF(6)	Class-1 SMIF(6)	Class-1 SMIF(6)	Class-1 SMIF(6)	Class-1 SMIF(6)

Notes:
(1)	With respect to Fab 5 and Fab 6, the information includes capacity of our strategic partners.

(2)	Estimated full capacity is the production output capability based on our current and anticipated process technology mix, which may vary. Our projections of estimated full capacity have varied from previous projections in terms of number of wafers because of revisions to our earlier plans, including changes to our capacity expansion plans and capacity allocation in process technology mix. Such changes reflect developments in market conditions and demand.
(3)	Equivalent to 101,250 eight-inch wafers per month. A conversion rate of 2.25 is utilized in determining the number of eight-inch wafer equivalent to that of twelve-inch wafers. We are taking a phased approach to the full equipping of Fab 7 to 45,000 300-mm wafers per month, and this is expected to take a number of years and will be paced by customer demand and industry conditions.

(4)	Some of these manufacturing processes are preliminary and their successful implementation depends on various factors, including our ability to achieve advances in process technology or to obtain access to advanced process technology developed by others, or in the case of our 0.18um capability in Fab 3, our ability to leverage on certain tool capacities in SMP. These fabs can be retrofitted to achieve smaller process geometry technologies than those shown above.

(5)	Some of these manufacturing technologies are preliminary and their successful implementation depends on various factors, including our ability to achieve advances in manufacturing technology or to obtain access to advanced manufacturing technology developed by others. EEPROMs are electrically erasable programmable read-only memory devices. SRAMs are static random access memory devices. eSRAMs are embedded static random access memory devices. CMOS means complementary metal oxide silicon. RF CMOS means radio frequency complementary metal oxide silicon. BiCMOS means bipolar complementary metal oxide silicon. HVCMOS refers to high voltage complementary metal oxide silicon. DMOS refers to double diffused vertical MOSFET (metal oxide semiconductor field effect transistor). OTP refers to one time programmable memory. SOI refers to Silicon-On-lnsulator. PowerMos refers to discrete metal oxide silicon transistor to control high power.

(6)	Class 1 is a measurement of air cleanliness in which the amount of particles is controlled to no more that one particle at 0.5um per cubic foot of air. SMIF means standard mechanical interface.
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
     The following table sets forth information regarding the total output of eight-inch equivalent wafers of our fabs, including our share of SMP:

		Year Ended December 31,
	2002	2003	2004	2005	2006
	(in thousands)
Total Output	445	722	1,035	1,052	1,365
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
     Our production facilities in Singapore have been certified by the International Organization for Standardization, or ISO, to meet ISO 9001:2000 standards. ISO 9001:2000 standards set forth the requirements necessary to ensure the production of quality products and services, including standards relating to management systems, management responsibility, resource management, product realization, measurement, analysis and improvement.
     We have also achieved ISO/TS 16949:2002 (Technical Specification) certification since 2005 and have met the yearly surveillance audit requirements. ISO/TS 16949:2002, commonly referred to as TS2, was introduced by ISO in March 2002 and is currently considered to be one of the most comprehensive quality standards in the industry. It defines the quality system requirements for use in the automotive supply chain, which some of our products may go into, and requires companies to emphasize meeting customer requirements, defect prevention, reduction of variation and waste in the supply chain and to continually improve the effectiveness and efficiency of business processes. The ISO 9001:2000 and TS2 certifications involve stringent periodic third party review and verification of our production processes and quality management systems. Our customers often look to these certifications as a recognition of our manufacturing excellence and quality standards.

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
     In June 2003, we extended the IBM joint development agreement to include Infineon and in March 2004, the agreement was further extended to include Samsung. Under the expanded agreement, IBM, Infineon, Samsung and Chartered are jointly developing a common advanced foundry manufacturing bulk CMOS process technology at 65nm, as well as variants of that process modified for high performance and low power products. In December 2004, we expanded our joint development efforts with IBM to include 45nm bulk CMOS process technology. In December 2006, we further extended our cooperation with IBM with a new agreement for the joint development of 32nm bulk CMOS logic process as well as for the expansion of our 45nm bulk CMOS logic process joint development activities. Our joint development with IBM now spans four separate generations of technologies from 90nm, 65nm, 45nm, to 32nm. With IBM, we have jointly completed the development of 90nm and 65nm bulk CMOS process. The development of 45nm bulk CMOS logic process and 32nm bulk CMOS logic process is currently being and will be carried out at IBM’s facilities at East Fishkill, New York. Each participating company to a particular joint development activity with IBM will have the ability to implement the jointly developed processes in its manufacturing facilities. Accordingly, Chartered has the ability to implement the jointly developed 90nm and 65nm bulk CMOS process as well as the 45nm and 32nm bulk CMOS logic process, when developed, in our manufacturing facility, Fab 7.
     Our agreement with IBM includes a reciprocal manufacturing arrangement pursuant to which we are able to offer our customers some capacity in IBM’s 300-mm chip manufacturing facility in East Fishkill, New York. In turn, IBM is able to utilize some capacity in our 300-mm Fab 7 to help meet additional capacity requirements. In order to reserve such capacity, we and IBM placed deposits with each other. Neither IBM nor we are required, however, to utilize this capacity. The capacity that we had reserved in IBM’s 300-mm chip manufacturing facility in East Fishkill, New York, was intended to support our customers’ capacity requirements while Fab 7 was not in the production stage. As our Fab 7 has commenced production and we intend to fully equip Fab 7 to a capacity of 45,000 300-mm wafers per month, we believe that we will have sufficient capacity in Fab 7 to support our customers’ capacity requirements for 300-mm wafers. Accordingly, in March 2006, IBM and our company reached an agreement pursuant to which IBM refunded the deposit that we had placed with IBM for the purposes of reserving manufacturing capacity at IBM’s facility at East Fishkill, New York. As a result of the refund of deposit from IBM in April 2006, IBM is no longer required to reserve any capacity for us.
     Further, in June 2005, together with IBM and Samsung, we extended the Design Enablement Program, launched in March 2004 for 90nm bulk CMOS processes, to include 65nm bulk CMOS processes and in June 2006, the Design Enablement Program was further extended to include 45nm bulk CMOS processes. Many of the leading EDA vendors and intellectual property companies have developed platform solutions and we are working with IBM to bring new EDA vendors and intellectual property companies to the program. The Design Enablement Program sets a platform for foundry compatibility, design portability and flexible sourcing between our company and IBM at 90nm bulk CMOS processes and for our company, IBM and Samsung at 65nm bulk CMOS processes. In December 2006, Chartered and IBM agreed to expand the joint development of the design kits for 32nm bulk CMOS logic process and to further expand the enablement activities for 45nm bulk CMOS logic process. The Design Enablement Program facilitates designers in the development of compatible design layout files that can be used interchangeably across manufacturing facilities at our company and our other technology partners. We also continue to expand our design service partnership network to improve our customers’ access to more expertise, broader choices and greater flexibility for their chip development.
     Through our joint development program with IBM and our other technology partners as well as our manufacturing arrangement with IBM, we are seeking to achieve scale, cycle time and cost efficiencies in both leading-edge process technology development and 300-mm manufacturing, while also providing customers multiple sources of supply.
Chartered Silicon Partners
     Our subsidiary, CSP, was established in March 1997 and is a joint venture with Avago, EDB Investments and Singapex. Avago’s shares in CSP were previously owned by Agilent Technologies Europe B.V. As part of Agilent Technologies, Inc’s restructuring in 2005, Agilent Technologies Europe B.V. transferred its entire shareholding in, as well as its rights and obligations in relation to, CSP to Avago in January 2006 and consequently, Avago has replaced Agilent Technologies Europe B.V. in January 2006 as a shareholder of CSP. Currently, Chartered, EDB Investments, Avago

and Singapex hold 51%, 26.5%, 15%, and 7.5% equity interests in CSP, respectively.
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
     CSP’s Board of Directors comprises eight directors. As long as we own more than 50% of CSP, we can elect four of the directors. The joint venture parties had previously agreed with Agilent Technologies Europe B.V. in 2001 that the two directors appointed by Agilent Technologies Europe B.V. would remain on CSP’s Board of Directors even after it reduced its ownership in CSP to 15%, except that they would not have voting rights. Avago is subject to the same arrangement and may elect two directors as long as it owns at least 15% of CSP, although its directors have no voting rights. EDB Investments can elect one director as long as it holds any ownership interest in CSP and Singapex can elect one director as long as it holds 7.5% of CSP.
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
Silicon Manufacturing Partners
     In December 1997, we entered into the SMP strategic business alliance with Lucent Technologies Microelectronics Pte. Ltd., now known as Agere Systems Singapore, relating to the joint venture ownership of Fab 5. Agere Systems Inc. announced in December 2006 that it has entered into an agreement to merge with LSI Logic Corporation under the LSI Logic name. On February 13, 2007, pursuant to our joint venture agreement with Agere Systems Singapore relating to SMP, we received a written notice from Agere Systems Singapore that the merger of Agere Systems Inc. and LSI logic Corporation, which is expected to close in the second quarter of 2007, will result in a change of control of Agere Systems Singapore. Pursuant to the joint venture agreement, if we object to such change of control, we may, within 30 days after the notice from Agere Systems Singapore, give notice in writing to Agere Systems Singapore to require Agere Systems Singapore to sell to us all of SMP shares held by Agere Systems Singapore at fair market value, as defined in the joint venture agreement. We are still evaluating our options under the joint venture agreement.
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
     We and Agere Systems Singapore contributed the original process technologies needed by SMP. These process technologies are licensed to SMP for its own use and SMP cannot sub-license them to others. The licensed technologies are categorized as restricted and unrestricted technologies. We and Agere Systems Singapore also cross-license the unrestricted technologies to one another. These cross-licenses allow our respective companies and subsidiaries to use certain process technologies and related intellectual property licensed to SMP in our respective manufacturing facilities for our general businesses even if these uses are not related to SMP. We do not cross-license the restricted technologies to one another, which means that only SMP can use such restricted process technologies and intellectual property.
     We and Agere Systems Singapore have signed an assured supply and demand agreement with SMP. The agreement was intended to ensure that all of the fixed costs of SMP are recovered by allocating all of its wafer capacity to our company and Agere Systems Singapore in accordance with the respective parties’ equity interest in SMP and each party would bear the fixed costs attributable to its allocated capacity. In September 2004, we and Agere Systems Singapore entered into an agreement pursuant to which both parties agreed to annually reimburse any losses suffered by SMP that are attributable to the respective parties. For the year ended December 31, 2006, SMP did not suffer any losses that were attributable to our company and accordingly no reimbursements were payable by our company to SMP. There were also no such reimbursements payable to SMP by our company in 2005 and 2004. To the extent that the number of wafers started for us are less than our allocated capacity in the future, there is no assurance that there will be no reimbursements payable to SMP by our company in respect of unrecovered fixed costs of SMP.
     Pursuant to a cost sharing agreement, we perform certain management and corporate support activities for the benefit of SMP including accounting, financial and human resources. Under this agreement, SMP is allocated a portion of our costs in performing these activities.
     SMP owns and operates Fab 5, which is located on the same premises as the rest of our manufacturing facilities in Singapore. SMP owns the equipment used in Fab 5 and leases the space for Fab 5 from us. With effect from October 2001, Agere Systems Singapore and we agreed to run Fab 5 and Fab 3 as one integrated operation, while retaining the existing ownership and corporate structure of SMP. The fabs shared a single shell but had two separate administrative structures prior to their operational integration. By implementing this change, we and Agere Systems Singapore are able to free up key technical resources and also provide enhanced flexibility and better utilization of the combined equipment base.
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
     The Supplemental Agreement to the Joint Venture Agreement entered into in September 2004 also provided that SMP could pay dividends out of the profits of the joint venture determined on a year to year basis rather than on a cumulative basis as was the case previously. We received dividends of $29.5 million and $38.2 million from SMP for the years ended December 31, 2005 and December 31, 2006, respectively. We did not receive any dividend from SMP for the year ended December 31, 2004.
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
     In October 2005, SMP reorganized its paid-up share capital and authorized a return of a portion to its shareholders in the form of cash, our entitlement being $20.4 million, in a capital reduction sanctioned by the High Court of Singapore. In October 2006, the board of directors of SMP agreed to further reduce the issued and paid-up capital of SMP from S$141,515,511 divided into 69,343,426 “A” ordinary shares and 72,172,085 “B” ordinary shares to S$74,159,103 divided into 69,343,426 “A” ordinary shares and 72,172,085 “B” ordinary shares. This second capital reduction for SMP was approved by the High Court of Singapore on November 9, 2006, and made effective pursuant to the lodgment of the Order of Court with the Accounting and Corporate Regulatory Authority of Singapore on November 13, 2006. Our entitlement arising from the second return of capital from SMP was $19.1 million. In 2006, we received $16.9 million arising from both the first and the second returns of capital from SMP. The balance of our entitlement from the second return of capital from SMP will be paid to us as and when payment is declared by the SMP board of directors.
Customers and Markets
     We manufactured semiconductors for over 150 different active customers in 2006. Our top five customers in 2006 collectively accounted for approximately 60% of our total net revenue in 2006, compared with approximately 56% in the previous year. Our top three customers for 2006, in order of revenue contribution, were Broadcom, IBM and Advanced Micro Devices, and each contributed more than 10% of our total net revenue in 2006 compared with 2005 where Broadcom and IBM each exceeded 10% of our total net revenue. As the end markets we serve are typically cyclical, our top customer profile may change from period to period depending on the strength of various market sectors.
     The following table sets forth our customers who have each exceeded 10% of our total net revenue in 2006 in order of revenue:

Customer	Representative Products or Applications
Broadcom	Local area network switches/routers, set-top boxes, cable modems, ethernet transceivers, network processors, bluetooth and high definition TV.
IBM	Video game devices.
Advanced Micro Devices	Central processing units (“CPUs”) for computers.
     We categorize revenue geographically based on the country in which the customer is headquartered. The following table sets forth the geographical distribution of our revenue for the periods indicated:
     By Percentage:

	2004	2005	2006
Americas	68%	75%	77%
Europe	9	9	9
Asia-Pacific
— Singapore	1	1	3
— Others	19	12	9
Japan	3	3	2

Total	100%	100%	100%

By $ (in thousands):

	2004	2005	2006
Americas	$631,150	$774,950	$1,089,068
Europe	85,125	91,844	129,619
Asia-Pacific
— Singapore	3,392	8,995	37,716
— Others	179,206	123,449	134,261
Japan	33,258	33,496	23,861

Total	$932,131	$1,032,734	$1,414,525

     We expect that the majority of our sales will continue to be made to companies headquartered in the U.S. or to overseas affiliates of U.S. companies. All of our sales are direct sales to our customers with delivery in Singapore. We provide customer support in the U.S. through a wholly-owned subsidiary located in Milpitas, California which has an additional office in Austin, Texas. We also maintain customer support offices in Hsin-Chu, Taiwan; Yokohama, Japan; Paris, France; London, United Kingdom; Munich, Germany; Shanghai, China; and Seoul, Korea.
     We currently allocate a portion of our wafer manufacturing capacity to certain customers under several types of agreements.
     Please refer to “Item 5. Operating and Financial Review and Prospects — Results of Operations” for a breakdown of our revenues by market sector and by technology.

Customer Service
     We focus on providing a high level of customer service in order to attract customers and maintain their on-going business. Our culture emphasizes responsiveness to customer needs, flexibility and delivery accuracy. In particular, in the area of flexibility, we work closely with customers to understand their needs and collaborate with them to deliver a solution that is customized to address their requirements. Our customer-oriented and collaborative approach is especially evident in three prime functional areas of customer interaction, customer design development and manufacturing services.
     We emphasize very close interaction with customers throughout the design development process and pre-contract customer design validation activities. We provide for an account manager to be assigned early in the design development process who coordinates an account team composed of marketing, EDA, silicon engineering, third party partner and customer service/logistical support. The account team is supported by additional marketing and customer engineering staff in Singapore.
     After the design moves into manufacturing production, ongoing customer support is provided through all phases of the manufacturing process. The account manager works with a dedicated customer service representative, along with marketing and customer engineering support teams at the factory.
Research and Development
     The semiconductor industry is characterized by rapid and relentless technical advances. We believe effective research and development is essential to our success, as that research and development spawns the leading-edge technologies that are critical to attracting and retaining customers who design highly sophisticated semiconductors. In 2004, 2005 and 2006, our research and development expenses, including our share of expenses related to the IBM joint-development agreement, were $118.3 million and $122.1 million and $152.8 million, respectively. Those expenses represented 12.7%, 11.8% and 10.8% of our net revenue for the respective periods. As of December 31, 2005, we employed 370 professionals in our research and development department, 62 of whom have PhDs. As of December 31, 2006, we employed 508 professionals in our research and development department, 91 of whom have PhDs. The increase in headcount in our research and development department was primarily to enhance Chartered’s capability in design services and customized technology developments to expand our customer base.
     Our investment in research and development allows us to continue developing new and advanced processes down to the 45nm technology node and beyond. The research and development programs are structured to ensure that our baseline manufacturing processes accommodate new technology modules that are the heart of highly differentiated system-level applications.
     Periodically, we update our technology roadmap based on industry trends, expected customer adoption of the technology and our internal development plans.
     In June 2003, we and IBM extended our joint development agreement to include Infineon and in March 2004, the agreement was extended to include Samsung. The March 2004 agreement replaces and is in substitution of our joint development agreement with IBM and Infineon. Under the March 2004 agreement, IBM, Infineon, Samsung and Chartered are jointly developing a common advanced foundry manufacturing bulk CMOS process technology at 65nm, as well as variants of that process modified for high performance and low power products.
     In December 2004, we and IBM expanded our joint development efforts to include 45nm bulk CMOS process technology and in December 2006, we further expanded our joint development efforts with IBM to include 32nm bulk CMOS logic process technology and to further define the terms of our joint development activities for 45nm bulk CMOS logic process technology. We believe the joint development efforts with our technology partners enable us to achieve scale, cycle time and cost efficiencies in both leading-edge process technology and 300-mm manufacturing, while also providing customers multiple sources of supply. The strengthening of our technology roadmap resulting from our joint development agreements with IBM and other technology partners provides us with faster access to leading-edge technology. This faster technological development allows us to target substantially more “first source” business.
     We have received grants from various agencies of the Government of Singapore. The amounts under these grants relate to a portion of depreciation expenses arising from our research and development related capital expenditures and the training and staffing costs associated with some of our process technology development programs. In 2004, 2005 and 2006, $19.0 million, $7.5 million and $1.9 million, respectively, of such grants were disbursed to us. These grants are disbursed in connection with research and development carried out in Singapore based on the amount of expenditures incurred and achievement of program milestones. The main condition attached to the grants is the completion of the project to which the grant relates.

Equipment and Materials
     We depend on a limited number of manufacturers that make and sell the complex equipment that we use in our manufacturing processes. The principal pieces of equipment we use to manufacture semiconductors are scanners, steppers, tracks, etchers, furnaces, wet stations, implanters, sputterers, chemical vapor deposition equipment, chemical mechanical planarization equipment, and metrology equipment. In periods of high market demand, the lead times from order to delivery and complete qualification of some of these types of equipment can extend beyond 15 months. We seek to manage this process through early reservation of appropriate delivery slots and constant communication with our suppliers. In addition, we also depend on the original equipment manufacturers and other equipment suppliers for equipment spare parts to maintain and keep our equipment in operation. In the event of disruption of supply or shortage of equipment spare parts, we may need to qualify alternative sources or equipment spare parts which will take time and could lead to a delay in our production.
     Our manufacturing processes use highly specialized materials, including semiconductor wafers (including SOI wafers), chemicals, gases, targets, quartz, equipment spare parts and consumables and masks. We depend on our vendors of these materials and seek to have more than one vendor for our material requirements. To maintain competitive manufacturing operations, we must obtain from our vendors, in a timely manner, sufficient quantities of quality materials at acceptable prices. The prices of semiconductor wafers, bulk gases and chemicals tend to be volatile. We source most of our materials, including critical items such as semiconductor wafers, from a limited group of vendors. We purchase most of our key raw materials on a purchase order basis. We generally do not have long-term contracts with our vendors. For those materials that are wholly procured from one source, we look to identify and qualify alternative sources of supply. We have agreements with key material vendors under which they hold inventory on consignment for us. We are typically not under any obligation to purchase inventory that is held on consignment until we actually use it. We typically work with our suppliers to forecast our raw material requirements up to six months in advance.
Intellectual Property
     Our success depends in part on our ability to obtain patents, licenses and other intellectual property rights covering our production processes. To that end, we have acquired certain patents and patent licenses and intend to continue to seek patents on our production processes.
     As of December 31, 2006, we have filed in our company’s history an aggregate of 2,252 patent applications worldwide, (1,078 of which had been filed in the U.S.) and held an aggregate of 1,502 issued patents worldwide (804 of which are issued U.S. patents). Of the 1,078 aggregate applications filed in the U.S., 804 had been issued as of December 31, 2006 and 14 had been allowed but not issued. Those 14 allowed patent applications will be issued if and when we pay the applicable issuance fee. (Note: References in this paragraph to aggregate figures include not only the figures for the period itself but figures for previous years as well. Accordingly, if an aggregate of 2,252 patent applications have been filed as of December 31, 2006, these include not only the patent applications filed in the 12 months ended December 31, 2006 but all patent applications previously filed by our company.)
     The number of patents filed by us in 2005 and 2006 were 146 and 129, respectively, and the number of patents issued to us in 2005 and 2006 were 249 (of which 47 were issued U.S. patents) and 143 (of which 61 were issued U.S. patents), respectively.
     Our issued patents have expiration dates ranging from 2011 to 2025. All of the allowed and pending patents will expire after 2026. We have also entered into various patent licenses and cross-licenses with major semiconductor companies. We may choose to renew our present licenses or to obtain additional technology licenses in the future. There can be no assurance that any such licenses will be obtained on commercially reasonable terms.
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
Environmental Matters and Compliance
     We have implemented an extensive environmental management system. Four of the fabrication facilities which we currently own or have an interest in, namely Fabs 2, 3, 5 and 6, are third party certified through an internationally recognized ISO 14001 certifying body and our only 300-mm facility, Fab 7, which started commercial shipments in June 2005, is expected to be certified in 2007. This system enables our operations to identify applicable environmental regulations and assist in evaluating compliance status. Programs are established at manufacturing locations to ensure that all accidental spills and discharges are properly addressed.
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
Insurance
     We maintain industrial all-risk insurance for our facilities, equipment and inventories. The insurance for our fabs (including our strategic alliance fabs) and their equipment covers physical damage and business interruption losses arising from fire, natural disasters and certain other risks up to their respective policy limits. We also maintain public liability insurance for claims from third parties for bodily injury and property damage arising out of our business operations. In addition, we also maintain product liability insurance for damages sustained by others for bodily injury or property damage caused by our product(s). Some of our insurance coverage for SMP is under Agere Systems, Inc.’s global group insurance policies. The policies above are subject to terms, conditions and exclusions as defined in the respective policies, which are customary in the insurance market.
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
C. ORGANIZATIONAL STRUCTURE
     As of December 31, 2006, Chartered is part of the Temasek group of companies. A description of the Temasek group and Chartered’s position within the group may be found at “Item 7. Major Shareholders and Related Party Transactions — Related Party Transactions — The Temasek Group.”

     Currently, Chartered has five subsidiaries, the particulars of which are as follows:

			Proportion of
	Country of	Date of	Ownership
Name of Subsidiary	Incorporation	Incorporation	Interest
Chartered Silicon Partners Pte Ltd	Singapore	March 1997	51%
Chartered Semiconductor Manufacturing Incorporated	U.S.	June 1991	100%
Chartered Semiconductor Japan Kabushiki Kaisha	Japan	October 2000	100%
Chartered Semiconductor Taiwan Ltd	Taiwan	August 2000	100%
Chartered Semiconductor Europe Limited	England and Wales	March 2001	100%
D. PROPERTY, PLANT AND EQUIPMENT
Leases
     All of our fabrication facilities and our corporate offices are located in Singapore. We previously operated Fab 1, which ceased operations at the end of March 2004, on land leased from Ascendas Land (Singapore) Pte Ltd, or Ascendas, a private company wholly-owned by Jurong Town Corporation, or JTC, a statutory board established by the Government of Singapore to develop and manage industrial estates in Singapore. We sold and transferred our leasehold interest in respect of Fab 1 and the plant and equipment located in the property to Amkor Technology Pte Ltd for a total consideration of $6.5 million. The transaction was completed in January 2006.
     Fabs 2 and 3 and our corporate offices are located on land which we lease from Terra Investments Pte. Ltd., or Terra, a wholly owned subsidiary of Temasek, which in turn leases the land from JTC. These leases run until 2024 with conditional options to extend the leases for another 30 years. The sub-leases for Fab 2 and Fab 3 require us to make rental payments to Terra at rates equal to the rent paid by Terra to JTC for the subject land through 2024. The sub-leases are registered with the Singapore Land Authority (see “Item 19. Exhibits — Exhibit 4.14 and Exhibit 4.15.2”).
     The site slurry treatment plant for Fabs 2 and 3 is also located on land which we lease from Terra, which in turn leases the land from JTC. This lease runs until 2030 with a conditional option to extend for another 30 years. We are required to make rental payments to Terra at rates equal to the rent paid by Terra to JTC for the subject land through 2030 (see “Item 19. Exhibits — Exhibit 4.16.1 and Exhibit 4.16.2”). In January 2007, we entered into a supplemental agreement with Terra to amend the terms of the rental payments (see “Item 19. Exhibits — Exhibit 4.16.3”).
     CSP leases the land on which Fab 6 is located from Terra, which in turn leases it from JTC. The lease runs until 2027 with a conditional option to extend for an additional 30 years. CSP is required to make rental payments to Terra at rates equal to the rent paid by Terra to JTC for the subject land through 2027 (see “Item 19. Exhibits — Exhibit 4.17.2 and Exhibit 4.17.3”).
     Fab 7 is located on land which we lease from Terra which in turn leases the land from JTC. The lease runs until 2030 with a conditional option to extend for an additional 30 years. Our company is required to make rental payments to Terra at rates equal to the rent paid by Terra to JTC for the subject land through 2030 (see “Item 19. Exhibits — Exhibit 4.18.1 and Exhibit 4.18.3”). In January 2007, we entered into a supplemental agreement with Terra to amend the terms of the rental payments (see “Item 19. Exhibits — Exhibit 4.18.4”).
     We have in 2006 leased an additional plot of land from Terra which in turn leased the land from JTC. The lease runs until 2030. We intend to use this additional plot of land primarily for ancillary purposes to support our company’s business operations. Our company has paid in full all rental payments due for this lease (see “Item 19. Exhibits — Exhibit 4.19.1, Exhibit 4.19.2 and Exhibit 4.19.3”).
Production Capacity and Utilization
     For information on our production capacity and utilization, including wafer capacity, please see “— B. Business Overview — Manufacturing Facilities.”
ITEM 4A. UNRESOLVED STAFF COMMENTS
Not applicable.

ITEM 5.OPERATING AND FINANCIAL REVIEW AND PROSPECTS
     The following discussion of our financial condition and results of operations should be read in conjunction with the consolidated financial statements and the related notes included elsewhere in this document. The following also includes a discussion of our share of SMP revenue. SMP meets certain “significance” tests pursuant to Rule 3-09 of Regulation S-X. Accordingly, separate financial statements of SMP are required to be filed by us and we intend to file an amendment to this annual report on Form 20-F to include the separate financial statements of SMP as soon as available but no later than June 30, 2007. Further, this discussion contains forward-looking statements that involve risks and uncertainties. Our actual results may differ significantly from those projected in the forward-looking statements. Factors that might cause future results to differ significantly from those projected in the forward-looking statements include, but are not limited to, those discussed below and elsewhere in this document particularly in the cautionary risk factors described in “Item 3. Key Information — D. Risk Factors” above.
EXECUTIVE OVERVIEW
     Chartered is one of the world’s leading dedicated semiconductor foundries. We provide comprehensive wafer fabrication services and technologies to semiconductor suppliers and systems companies and focus on providing foundry services to customers that serve high-growth, technologically advanced applications for the communication, computer and consumer sectors. We currently own, or have an interest in, five fabrication facilities — Fabs 2, 3, 5, 6 and 7, all of which are located in Singapore. We have service operations in ten locations in nine countries in North America, Europe and Asia. Our principal customers are located in the U.S., Taiwan, Japan and Europe. We derive revenues primarily from fabricating semiconductor wafers and, to a lesser extent, from providing associated subcontracted assembly and test services and pre-fabricating services.
     As a dedicated foundry, our financial performance largely depends on a number of factors including timeliness in introducing technology and manufacturing solutions, ability to enter into arrangements with diverse customers for high volume production of our wafers, utilization rate of our capacity, and external factors such as pricing and general semiconductor market conditions and industry cycles.
     To enhance our position in technology and manufacturing solutions in the market place, we collaborate with other companies in the industry to develop the required solutions including process and manufacturing technologies, as well as electronic design automation and intellectual property enablement. This collaborative model allows sharing of cost and risks while accelerating our progress. A critical competence required in the foundry business is the ability to manufacture wafers efficiently for a diverse number of customers for a diverse number of products and devices. We strive to achieve this objective in our operations and serve multiple customers in the consumer, computer and communications sectors of the market. However, we do not set limits for our exposure in any specific sector mentioned above.
     Customers expect top-tier foundries to continuously invest in leading edge capacity to serve their needs in a timely manner. The equipment used in a foundry’s manufacturing facilities are complex and sophisticated and require a high level of investment. We make ongoing capital expenditure decisions based on an analysis of industry and market conditions, and opportunities and expected demand from existing and prospective customers. Due to the high level of investments made in equipment, a significant amount of our cost is fixed in nature in the form of depreciation. Therefore, maintaining a high level of utilization of our manufacturing capacity is critical to generating healthy financial performance.
INDUSTRY OVERVIEW
Cyclicality of the Semiconductor industry
     The semiconductor industry is highly cyclical. For example, according to the Semiconductor Industry Association, or the SIA, the worldwide semiconductor industry, in terms of revenue, remained at similar levels between 2001 and 2002, and then grew by approximately 18%, 28%, 7% and 9% sequentially in 2003, 2004, 2005 and 2006, respectively. Fabs can take several years to plan, construct and begin operations. Therefore, during periods of favorable market conditions semiconductor manufacturers, which include dedicated foundry service providers, often begin building new fabs in response to anticipated demand growth for semiconductors. As these new fabs commence operations a significant amount of manufacturing capacity is made available to the semiconductor market resulting from the steep initial ramp up of these fabs. In the absence of growth in demand, or if growth occurs more slowly than anticipated, this sudden increase in supply results in semiconductor manufacturing over capacity, which can lead to sharp drops in utilization of semiconductor fabs and put pressure on wafer selling prices.

Substantial Capital Expenditures
     Semiconductor manufacturing is very capital intensive in nature. For example, even in the midst of challenging economic conditions in 2002 we invested $419.5 million in capital expenditures, primarily in equipping Fab 6 and for the purchase of equipment for research and development use, as part of our strategy to position ourselves to serve market needs during the market’s growth phase. We invested $220.8 million in capital expenditures in 2003, focused primarily on 0.13um technologies. In 2004, 2005 and 2006, we invested $686.3 million, $628.1 million and $554.3 million, respectively, in capital expenditures. Capital expenditures in 2004 were primarily for our 0.13um and below technologies, while capital expenditures in 2005 and 2006 were primarily for our 90nm and below technologies.
Pricing, Change in Product Mix and Technology Migration
     The pricing of a wafer is determined by the complexity of the device on the wafer. Production of devices with higher-level functionality and greater system-level integration requires more manufacturing steps and typically commands higher wafer prices. However, increasing the complexity of devices that we manufacture does not necessarily lead to increased profitability because the higher wafer prices for such devices may be offset by depreciation and other costs associated with an increase in the capital expenditures needed to manufacture such devices. As the price of wafers vary significantly with technology and device complexity, the mix of wafers produced affects revenue and profitability. The prices for wafers of a given level of technology and device complexity will generally decline over the product life cycle and foundries must continue to migrate to increasingly sophisticated technologies or introduce value added solutions to sustain the same level of profitability. Over the period from 2004 to 2006, our ASP per wafer (eight-inch equivalent) increased by 2.4% from $1,012 in 2004 to $1,036 in 2005 and then increased sequentially by 7.3% to $1,112 in 2006. The increase in our ASP was due primarily to a higher mix of advanced technologies (we define our advanced technologies in 2006 as 0.13um and smaller process geometry technologies) over the period which commanded higher selling prices. There is no assurance that we will continue to see increases in ASP or that it will not decrease in the future.
Capacity Utilization Rates (based on total shipments and total capacity, both of which include our share of SMP)
     Largely as a result of the muted semiconductor industry growth in 2002 following the severe downturn which started in 2001, our average utilization rate in 2002 was 37%, resulting in significant net losses. As the semiconductor industry resumed growth, our average capacity utilization improved to 58% in 2003. Driven primarily by sequential growth in shipments during the first half of 2004, despite experiencing market weakness from the second half of June 2004, our average capacity utilization improved further to 80% in 2004. The market weakness which we experienced from the second half of June 2004 due to excess inventories in the semiconductor companies and the softening in certain end markets continued into the first half of 2005 as the industry continued to work through the excess inventories. This, offset by the improving market conditions and the ramp up of 90nm shipments in the second half of 2005, resulted in an average capacity utilization of 70% for the year 2005. Our average capacity utilization increased from 70% in 2005 to 77% in 2006, due primarily to higher utilization of 82% for both the first and second quarters of 2006. During the second half of 2006 companies in the supply chain, including our customers, experienced excess inventory and seasonally weaker than usual market conditions. The inventory correction and weaker market impacted our utilization rate in the third and fourth quarters of 2006 resulting in our utilization rates declining in those quarters to 74% and 70%, respectively.
     Our average capacity utilization, based on eight-inch equivalent wafers, from 2002 to 2006 is as follows:

	2002	2003	2004(2)	2005(3)	2006
Average capacity utilization (1)	37%	58%	80%	70%	77%

Notes:
(1)	Based on total shipments and total capacity, both of which include our share of SMP.

(2)	Fab 1 ceased operations at the end of March 2004, with some of its operations moved to Fab 2.

(3)	Fab 7 started commercial shipment in June 2005.
2006 OVERVIEW
     Our revenues in 2006 grew 37% compared to 2005, significantly outpacing the worldwide semiconductor industry growth of approximately 9%. We achieved this growth even though companies in the supply chain, including our customers, experienced excess inventory and seasonally weaker than usual market conditions during the second half of 2006. Our revenue growth was primarily driven by the ramp up of our leading-edge 90nm revenue. Revenue from our

0.13um and smaller process geometry technologies, including 90nm, represented 57% of our total net revenue and revenue from 90nm technologies alone contributed 29% of our total net revenue for 2006. With our expanding business and corresponding revenue growth, we achieved a net income of $66.8 million for 2006. We also achieved a lower breakeven utilization rate of around 70% in the fourth quarter of 2006 compared to approximately 75% in the same period in 2005.
     For 2006, capacity for our advanced technologies increased by approximately 66% while total capacity increased by approximately 19% to 1.8 million eight-inch equivalent wafers from 1.5 million eight-inch equivalent wafers in 2005. In 2006, we invested $554.3 million in capital expenditures primarily for our 90nm and below technologies and incurred $152.8 million research and development expenses primarily for the 65nm and 45nm technology nodes.
     In March 2006, we entered into a call option transaction, or 2006 Option, with Goldman Sachs International, or GS, to replace the call option transaction that we had previously entered into with GS in August 2004 which expired on April 2, 2006. Under the 2006 Option, GS may purchase up to 214.8 million of our ordinary shares. If the 2006 Option is exercised in full at the price of S$2.15 per share and physically settled, we would receive approximately $300 million based on an exchange rate of $1.00 = S$1.54 that could be used for repayment of debt and general corporate purposes. See the “— Liquidity and Capital Resources — Current and expected liquidity” section below for more details.
     In 2006, we issued $300 million principal amount of 6.25% senior notes due 2013 at a price of 99.053% of the principal amount through a public offering. Proceeds from the offering were used to repay $300 million principal amount of existing bank loans.
2007 OUTLOOK AND PLANS
     The discussion under “2007 Outlook and Plans” contains forward-looking statements that involve risks and uncertainties. Our actual results may differ significantly from those projected in these forward-looking statements. Factors that might cause future results to differ significantly from those projected in these forward-looking statements include, but are not limited to, those discussed below and elsewhere in this document, particularly in the cautionary risk factors described in “Item 3. Key Information — D. Risk Factors” above.
2007 Outlook
     The overall macro economic conditions look favorable as we enter 2007. According to the SIA, the worldwide semiconductor industry is expected to grow by approximately 10% in 2007 compared to 2006, in terms of revenue, with generally healthy economic conditions in all of the world’s major semiconductor markets.
2007 Planned Capacity
     We expect to achieve total wafer capacity of approximately 2.0 million wafers (eight-inch equivalent) for the full year 2007, compared to approximately 1.8 million wafers (eight-inch equivalent) for the full year 2006. We plan to increase our capacity for 90nm and smaller process geometry technologies in 2007 by over 80% as compared to 2006 and to represent approximately 22% of our total expected wafer capacity in December 2007.
2007 Planned Capital Expenditures
     Our total cash outflow for capital expenditures in 2007 is expected to be approximately $800 million, compared to $554 million in 2006. The $800 million capital expenditure figure includes $65 million of capital expenditures in 2006 for our 90nm and below technologies which are expected to be paid in 2007. Capital expenditures planned for 2007 are primarily for increasing 65nm and below capacity. With the above capital expenditures, Fab 7 is expected to have equipment that are installed or available for installation equivalent to a capacity of 25,000 300-mm wafers per month by December 2007. We expect depreciation and amortization for the year 2007 to be approximately $550 million, compared to $504 million in 2006.

2007 Planned Research and Development Expenditures
     We expect to incur approximately $180 million for research and development in 2007, compared to $153 million in 2006. The increased investment is intended to fund the development and qualification of 45nm process technology on an accelerated schedule, including costs associated with capital investment in leading-edge semiconductor tools.
CRITICAL ACCOUNTING POLICIES
     The preparation of the consolidated financial statements and related disclosures in the accompanying notes in accordance with U.S. GAAP requires management to make judgments, estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported revenue and expenses during the reporting period. Estimates are based on historical experience, current conditions and on various other assumptions that we believe to be reasonable under the present circumstances. Actual results could differ from these estimates. We believe the following critical accounting policies require us to make significant judgments and estimates in the preparation of our consolidated financial statements:
Depreciation and Amortization of Long-lived Assets
     Our results of operations are generally affected by the capital-intensive nature of our business. A large proportion of our cost of revenue is fixed in nature. The major components of our fixed costs included in our cost of revenue relate to depreciation on property, plant and equipment and amortization of technology license arrangements.
     We depreciate wafer fab buildings over twenty years, mechanical and electrical installations in the fabs over ten years, and equipment and machinery over five years using the straight-line method to their estimated salvage values. We amortize technology licenses using the straight-line method over the shorter of the license period or the estimated useful life of the license, which on weighted average is approximately six years. These lives represent our estimate of the periods that we expect to derive economic benefits from the assets. In estimating these useful lives and salvage values of our property, plant and equipment and technology licenses and in determining whether subsequent revisions to the useful lives and salvage values are necessary, the significant factors we consider include the likelihood of technological obsolescence arising from changes in production techniques, technology, market demand and intended use. We routinely review the remaining estimated useful lives and salvage values of our property, plant and equipment and our technology licenses to determine if such lives and values should be adjusted.
     In commencing depreciation of Fab 7, our only 300-mm wafer fabrication facility, during the second quarter of 2005, we have estimated salvage values that are higher than our historical estimates for equipment when our other fabs began service. This is due primarily to the equipment in Fab 7 being put into use at the early stages of the 90nm and below process technology life cycles. Thus, we expect the estimates of salvage values at the end of our use of the equipment to be higher than we have historically expected in our other fabs using more mature process technologies where the equipment was generally put into use later in the process geometry technology life cycle.
     In the third quarter of 2006, we revised the estimated salvage values of some of our 200-mm equipment and machinery to reflect higher expected salvage values than we have historically estimated. These equipment and machinery primarily support our advanced technologies where we are observing higher salvage values in the equipment resale market. We believe a significant driver of this is that we initially placed this equipment into use earlier in the process geometry technology life cycle than we have done for other 200-mm equipment. This change will result in lower depreciation over the remaining lives of the affected eight-inch process equipment and machinery. The impact of this change was an improvement to our net income by $11.3 million in 2006, resulting in an improvement of both our basic and diluted net earnings per ADS by $0.04 each in 2006. Basic and diluted net earnings per ordinary share in 2006 were $0.02 both before and after the impact of this change.
     Actual useful lives and salvage values of our long-lived assets may be shorter or longer and higher or lower, respectively, than our estimates. If we had used different estimates of useful lives or salvage values of our long-lived assets, our results might have been materially different.
Recoverability of Long-lived Assets
     We review long-lived assets that are held and used, including technology licenses, for impairment whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. We are required to make judgments and assumptions in identifying those events or changes in circumstances that may trigger impairment. Some of the factors we consider include:
•	A significant decrease in the market price of a long-lived asset group;

•	A significant adverse change in the extent or manner in which a long-lived asset group is being used or in its physical condition;
•	A significant adverse change in legal factors or in the business climate that could affect the value of a long-lived asset group, including an adverse action or assessment by a regulator;
•	An accumulation of costs significantly in excess of the amount originally expected for the acquisition or construction of a long-lived asset group;
•	A current-period operating or cash flow loss combined with a history of operating or cash flow losses or a projection or forecast that demonstrates continuing losses associated with the use of a long-lived asset group; and
•	A current expectation that, more likely than not, a long-lived asset group will be sold or otherwise disposed of significantly before the end of its previously estimated useful life.
     We perform impairment tests for groups of long-lived assets at the lowest level of identifiable independent cash flows. In determining the appropriate asset groupings we make subjective judgments about the independent cash flows that can be related to each asset group considering our foundry model and the degree of interchangeability of the various components of our manufacturing capacity. We consider the degree to which each asset group’s revenue depends on the revenue-producing activities of one or more other asset groups and the availability of financial information on such asset groups. In some cases it is not practical to identify the cash flows associated with a particular asset or group of assets due to the integrated nature of our production process and the multi-technology capability of our equipment. We have identified our individual fabs to be the lowest level of identifiable independent cash flows for purposes of performing impairment tests.
     The determination of recoverability for long-lived assets held for use is based on an estimate of undiscounted cash flows expected to result from the use of the asset group and its eventual disposition. The estimate of cash flows is based upon, among other things, certain assumptions about expected future operating performance, ASP, utilization rates and other factors which require a considerable amount of judgment, If the sum of the undiscounted cash flows (excluding interest) is less than the carrying value of the asset group, an impairment charge is recognized for the amount by which the carrying value of the asset group exceeds its fair value based on the best information available, including discounted cash flow analysis. However, due to the cyclical nature of our industry and changes in our business strategy, market requirements or the needs of our customers, we may not always be in a position to accurately anticipate declines in the utility of our equipment or licenses until they occur.
     We also routinely review our long-lived assets that are held for sale for impairment in comparison to their fair values less costs to sell. In calculating an impairment charge for assets held for sale, significant judgment is required in estimating fair values and costs to sell.
     In 2004 and 2005, we recorded impairment charges of $1.0 million and $3.9 million, respectively, on assets held for sale resulting from decisions to rationalize capacity and therefore to sell certain assets. In 2004, we also recorded an impairment charge of $1.7 million resulting from the migration to an enhanced manufacturing system. We did not record an impairment charge in 2006 on our long-lived assets.
     However, if we had made different judgments and assumptions in making our estimates of future cash flows of our assets held for use or fair values and costs to sell for our assets held for sale, we might have reached different conclusions regarding impairments, and our results might therefore have been materially different.
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
     Net Realizable Value. We routinely review our inventories for their saleability and for indications of obsolescence to determine if inventory carrying values are higher than net realizable value. Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs necessary to make a sale. Some of the significant factors we consider in estimating the net realizable value of our inventories include the likelihood of changes in market and customer demand and expected changes in market prices for our inventories.
     Judgments, estimates and assumptions regarding future selling prices, level of demand and indications of obsolescence must be made and used in connection with evaluating whether such write-downs are needed and in what amount. While our estimates require us to make significant judgments and assumptions about the expected net realizable values of our inventories, we believe our estimates are reasonable as historically sales of inventories for which the actual net realizable values were higher than estimated have not significantly impacted our gross profit.
     As of December 31, 2005 and 2006, we reduced carrying values of inventory by $30.1 million and $15.8 million, respectively, to write down certain inventories, primarily work-in-progress, to estimated net realizable value. These write-downs were recognized in cost of revenue. Subsequent to such write-downs we sell or dispose of these inventories. In each of 2004, 2005 and 2006, we sold some of our inventories that we had written down to their estimated net realizable value in the previous year at prices which were higher than our previous estimate of the net realizable value. Such sales improved our gross profit by approximately $1.4 million, $0.7 million and $1.8 million for 2004, 2005 and 2006, respectively.
     If we had made different estimates on allocation of costs to different process steps, normal and abnormal capacity utilization, future demand for existing inventory or inventory selling prices, we might have reached different conclusions regarding inventory values and therefore our results might have been materially different.
Revenue Recognition
     We derive revenue primarily from fabricating semiconductor wafers and, to a lesser extent, from providing associated subcontracted assembly and test services as well as pre-fabricating services such as masks generation and engineering services. We enter into arrangements with customers which typically include some or all of the above deliverables.
     When our arrangements include multiple deliverables, we first determine whether each deliverable meets the separation criteria in Financial Accounting Standards Board, or FASB, Emerging Issues Task Force, or EITF, Issue 00-21, “Accounting for Revenue Arrangements with Multiple Deliverables”. In general, a deliverable (or a group of deliverables) meets the separation criteria if the deliverable has standalone value to the customer and if there is objective and reliable evidence of the fair value of the remaining deliverables in the arrangement. Each deliverable that meets the separation criteria is considered a “separate unit of accounting.” The total arrangement consideration is then allocated to each separate unit of accounting based on their relative fair values. Substantially all of our arrangements for the sale of semiconductor wafers and related services consist of a single unit of accounting. The application of EITF 00-21 requires judgment as to whether the deliverables can be divided into more than one unit of accounting and whether the separate units of accounting have value to the customer on a stand-alone basis. Changes to how we determine these elements could affect the timing of revenue recognition.
     Revenue for each unit of accounting is recognized when the contractual obligations have been performed and title and risk of loss has passed to the customer, there is evidence of a final arrangement as to the specific terms of the agreed upon sales, selling prices to the customers are fixed or determinable and collection of the revenue is reasonably assured, and, where applicable, delivery has occurred. Generally, this results in revenue recognition upon shipment of wafers.
     To a lesser extent, we also derive other revenue relating to rental income and management fees which is recognized when the contractual obligations have been performed, there is evidence of a final arrangement, fees are fixed or determinable and collection of the revenue is reasonably assured.
     Other arrangements include sale of equipment and contemporaneous licensing of intellectual property. Arrangement consideration is allocated between equipment and licensing of intellectual property using the residual method based on the fair value of equipment sold. Estimates of fair value of equipment are based on the resale prices of similar equipment sold on the used equipment market. However, if we had made different estimates of fair value of equipment, the allocation of consideration between gain on asset sales and income from intellectual property might have been materially different. Income from intellectual property is classified as a component of other income (loss), net, in our consolidated statement of operations as it is not considered as a source of income from our principal operations, and is recognized when the title and risk of loss have passed to the customer or the license is delivered, there is evidence of a final arrangement, fees are fixed or determinable, and collectibility is reasonably assured.

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
     Sales credits and returns as a percentage of gross revenue may fluctuate from year to year and not necessarily follow the gross revenue trend due to specific claims in any particular period related to certain new processes and variations in wafer yield. We typically experience lower sales credits and returns as the manufacturing processes mature and higher sales credits and returns on new processes. We have charged $4.8 million, $18.3 million and $6.3 million to results of our operations for sales credits and returns for 2004, 2005 and 2006, respectively. Our actual sales credits and returns have not historically been significantly different from our estimates, and our method of estimating sales credits and returns and the significant assumptions used have been consistently determined over the past three years.
     Significant management judgments and estimates must be made and used in connection with determining revenue per wafer and in establishing the sales credits and returns allowances in any accounting period. Had we made different estimates of wafer yield or future sales credits and returns, our results might have been materially different.
Collectibility of Accounts Receivable
     We manage the credit risk of collectibility of our accounts receivable through our credit evaluation process, credit policies, and credit control and collection procedures. In evaluating the collectibility of individual receivable balances we consider the age of the balance, the customer’s historical payment history, their current credit-worthiness and current economic trends. We review our accounts receivable on a periodic basis and make specific allowances when there is doubt as to the collectibility of individual receivable balances. Our actual uncollectible accounts have not historically been significantly different from our estimates. However, if we had made different estimates of collectibility of individual receivable balances, our results might have been materially different.
Income Taxes
     A large portion of our operations in Singapore are afforded lower tax rates from tax incentives provided to attract and retain business. These tax incentives expire over various periods till September 30, 2020 and are subject to certain conditions with which we expect to comply, such as achieving fixed amounts of capital expenditure and headcount by certain dates. Our taxes could increase if we do not meet the incentive requirements, or tax rates applicable to us in such jurisdictions are otherwise increased.
     We regularly assess the likelihood of adverse outcomes on our tax positions resulting from tax authority examinations to determine the adequacy of our provision for income taxes. Our estimate of the potential outcome for any uncertain tax issues is highly judgmental, and we believe we have adequately provided for probable outcomes relating to uncertain tax matters. We adjust our provision in light of changing facts and circumstances, such as the closing of a tax audit or the refinement of an estimate. To the extent that the final tax outcome from examinations of these matters is different than the amounts recorded, such differences will be recorded in the period in which such determination is made and may be materially different from amounts recorded to date.
     Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the carrying amounts of existing assets and liabilities in the financial statements and their respective tax bases and unutilized wear and tear allowances. A valuation allowance reduces deferred tax assets to estimated realizable value based on estimates, past performance and certain tax planning strategies, and our objective assessment of whether it is more likely than not that we will be able to generate sufficient future taxable income to realize the net deferred tax assets. A valuation allowance has been established for tax assets pertaining to certain fabs (operating under tax incentives) in the amount of $322.4 million and $273.8 million as of December 31, 2005 and 2006, respectively. The valuation allowance will be maintained until sufficient positive evidence exists to support reversal of the valuation allowance based upon current and preceding years’ results of operations and anticipated future taxable income levels.
     Our judgment regarding future profitability may change due to future market conditions, changes in Singapore or international tax laws and other factors, If these estimates and related assumptions change in the future, we may be required to increase or decrease our valuation allowance against deferred tax assets previously recognized, resulting in additional or lower income tax expense.

CHANGE IN ACCOUNTING POLICIES
SFAS No. 123(R), Share-Based Payments
     In December 2004, the FASB issued SFAS No. 123(R), “Share-Based Payments.” SFAS No. 123(R) requires that the compensation cost relating to share-based payment transactions be recognized in financial statements. That cost is to be measured based on the fair value of the equity or liability instruments issued. SFAS No. 123(R) replaced SFAS No. 123, “Accounting for Stock-Based Compensation,” and superseded APB Opinion No. 25, or APB 25, “Accounting for Stock Issued to Employees.” In March 2005, the SEC issued Staff Accounting Bulletin No. 107, on the interaction between SFAS No. 123(R) and certain SEC rules and regulations, and on SEC Staff’s views regarding the valuation of share-based payment arrangements for public companies.
     We adopted the provisions of SFAS No. 123(R) on January 1, 2006, the first day of our fiscal year 2006, using the modified prospective application which provides for certain changes to the method for valuing share-based compensation. Under the modified prospective application, prior periods are not revised for comparative purposes. Under SFAS No. 123(R), share-based compensation cost is measured based on the estimated fair value of the award at the grant date and is recognized as expense over the employee’s requisite service period. Prior to adopting the provisions of SFAS No. 123(R), we measured share-based employee compensation cost in accordance with the intrinsic value method of APB 25 and related interpretations. Intrinsic value is determined based on the excess of fair market value of the stock subject to the option at the grant date and the option exercise price. The total fair value-based compensation expense associated with prior awards that were not vested at the adoption of SFAS No. 123R was $9.8 million which will be recorded in earnings over a weighted average period of approximately three years. In 2006, we recorded a compensation expense of $6.4 million in earnings associated with such awards. The remaining $2.5 million, $0.7 million and $0.2 million of compensation expenses associated with such awards are expected to be recorded in earnings in 2007, 2008 and 2009, respectively.
     Upon adoption of SFAS No. 123(R), we continued to use the Black-Scholes option-pricing model for valuation for share-based awards granted beginning January 1, 2006, which was also previously used for our pro forma information disclosures required under SFAS No. 123. SFAS No. 123(R) requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent reporting periods if actual forfeitures differ from those estimates. In our pro forma information disclosures required under SFAS No. 123 for the periods prior to 2006, we accounted for forfeitures as they occurred. Refer to Note 17 of the consolidated financial statements for more details on our share-based payments.
Staff Accounting Bulletin No. 108, or SAB 108, Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements
     Refer to Note 1(c) of the consolidated financial statements for more details on the errors adjusted upon the initial adoption of SAB 108. In addition to reporting a cumulative effect adjustment upon initial adoption of SAB 108 as of January 1, 2006, previously issued financial statements in the first, second and third quarters of 2006 have also been corrected for immaterial errors, resulting in an increase (decrease) to net income for these quarters by $(0.3) million, $0.5 million and $(0.5) million, respectively.
Other Adjustments and Reclassifications
     See Note 1(c) of the consolidated financial statements for more details on other adjustments and reclassifications.

RESULTS OF OPERATIONS
     The following table sets forth our consolidated statements of operations data as a percentage of net revenue for the periods indicated:

	Years ended December 31,
	2004	2005	2006
Consolidated Statements of Operations data:

Net revenue	100.0%	100.0%	100.0%
Cost of revenue	82.0	88.8	75.7

Gross profit	18.0	11.2	24.3

Other revenue	1.9	2.0	1.5

Operating expenses:
Research and development	10.1	11.8	10.8
Sales and marketing	4.1	4.1	3.9
General and administrative	3.7	3.9	3.0
Fab start-up costs	3.5	2.2	—
Other operating expenses (income), net	(0.0)	1.4	1.0

Total operating expenses	21.4	23.4	18.7

Equity in income of SMP	2.9	0.6	2.5
Other income (loss), net	1.8	(0.6)	(0.2)
Interest income	1.2	2.8	3.2
Interest expense and amortization of debt discount	(3.2)	(6.8)	(6.2)

Income (loss) before income taxes	1.2	(14.2)	6.4
Income tax expense	0.5	1.3	1.7

Net income (loss)	0.7%	(15.5)%	4.7%

Less: Accretion to redemption value of convertible redeemable preference shares	—	0.3	0.7

Net income (loss) available to ordinary shareholders	0.7%	(15.8)%	4.0%

     The following table sets forth a breakdown of revenue by market sector for the periods indicated:

	Years ended December 31,
	2004	2005	2006
Communications	51%	35%	30%
Computer	30	25	31
Consumer	15	35	37
Other *	4	5	2

Total	100%	100%	100%

     The following table sets forth a breakdown of revenue by geographical region for the periods indicated:

	Years ended December 31,
	2004	2005	2006
Americas	68%	75%	77%
Europe	9	9	9
Asia-Pacific	20	13	12
Japan	3	3	2

Total	100%	100%	100%

     The following table sets forth a breakdown of revenue by technology (um) for the periods indicated:

	Years ended December 31,
	2004	2005	2006
0.09 and below	—%	19%	29%
Up to 0.13	19	23	28
Up to 0.18	16	10	8
Up to 0.25	19	10	9
Up to 0.35	29	23	16
Above 0.35	17	12	10
Other *	—	3	—

Total	100%	100%	100%

Note:

*	Includes revenue from generation of customers’ mask sets
Years ended December 31, 2005 and December 31, 2006
Net revenue
     We derive revenue primarily from fabricating semiconductor wafers and, to a lesser extent, under some arrangements with our customers, from providing associated subcontracted assembly and test services as well as pre-fabrication services such as masks generation and engineering services. As a dedicated foundry, our financial performance, including our revenue, largely depends on a number of factors including timeliness in introducing technology and manufacturing solutions, ability to enter into arrangements with diverse customers for high volume production of our wafers, utilization rate of our capacity, and external factors such as pricing and general semiconductor market conditions and industry cycles.
     In the first quarter of 2005, the semiconductor industry continued to work through the excess inventories resulting from the market weakness experienced from the second half of 2004. We began to see a recovery in demand in the second quarter of 2005 as revenue increased sequentially by 7.0% from the first quarter of 2005 to the second quarter of 2005. Our revenue continued to increase sequentially by 49.5% and 26.6% in the third and fourth quarters of 2005, respectively. The increase in revenue in the third quarter of 2005 was due mainly to the ramp up of our 90nm shipments. Our net revenue increased in the fourth quarter of 2005 as we capitalized on the growth in revenue from our advanced technologies and also benefited from favorable market conditions. The subsequent decrease in our revenue in the first quarter of 2006 compared to the fourth quarter of 2005 was not as significant as may have been expected considering the typical seasonality decrease in the first quarter. Capacity utilization rates remained high at 82% for both the first and second quarters of 2006. During the second half of 2006 companies in the supply chain, including our customers, experienced excess inventory and a seasonally weaker than usual market conditions which resulted in a decline in our utilization rates in the third and fourth quarters of 2006, which in turn caused a sequential decrease in our revenue in those quarters. Despite this, net revenue increased 37.0% from $1,032.7 million in 2005 to $1,414.5 million in 2006 due primarily to the continued growth in revenue from our advanced technologies. Our revenue growth in 2006 compared to 2005 significantly outpaced the worldwide semiconductor industry growth of approximately 9%.
     Our customers continued to make increased use of our advanced technologies, and revenue from our 0.13um and smaller process geometry technologies increased by 86% between 2005 and 2006. Revenue from these advanced technologies represented 42% of our total revenue in 2005 as compared to 57% of our total revenue in 2006, of which 19% and 29% of our total revenue was attributable to revenue from our 90nm technologies in 2005 and 2006, respectively. We started commercial shipment of 90nm technologies in June 2005.
     Shipments increased by 29.4% from 965,045 wafers (eight-inch equivalent) in 2005 to 1,248,554 wafers (eight-inch equivalent) in 2006. ASP increased by 7.3% from $1,036 per wafer (eight-inch equivalent) in 2005 to $1,112 per wafer (eight-inch equivalent) in 2006, due primarily to a higher mix of advanced technologies which command higher selling prices.
     Revenue from the communications and the consumer sectors each represented 35% of our total revenue, while revenue from the computer sector represented 25% of our total revenue in 2005. In 2006, the consumer sector was our highest revenue contributor and represented 37% of our total revenue, while the computer and the communications sectors represented 31% and 30% of our total revenue, respectively.

     Revenue from the computer, consumer and communications sectors increased by 70%, 45% and 17%, respectively, between 2005 and 2006. The increase in computer sector revenue was due primarily to a higher demand for workstations, personal computer and motherboard devices. The increase in consumer sector revenue was due primarily to higher demand for set-top box and video game devices, while the increase in communications sector revenue was due primarily to a higher demand for digital subscriber line, or xDSL cards, partially offset by a lower demand for Local Area Network, or LAN, switches/routers/hubs/cards and mobile phone handset devices.
     Revenue from the Americas region continued to be the largest contributor to our total revenue, increasing from 75% of our total revenue in 2005 to 77% of our total revenue in 2006, driven primarily by revenue from the computer sector. Revenue from all other regions remained largely unchanged in terms of their percentage contributions to our total revenue between 2005 and 2006. Net revenue in dollar terms for 2006 was higher across all geographical regions compared to 2005, except for net revenue for the Japan region which decreased by 9% between 2005 and 2006.
     Our top three customers for 2005, in order of revenue contribution, were Broadcom, IBM and Agilent Technologies, of which Broadcom and IBM contributed more than 10% of our total net revenue in 2005. Broadcom and IBM continued to be our top two customers for 2006, in order of revenue contribution, while Advanced Micro Devices replaced Agilent Technologies as a top three customer for 2006. Each of our top three customers for 2006 contributed more than 10% of our total net revenue in 2006.
Cost of revenue and gross profit
     Cost of revenue includes depreciation expense, attributed overheads, cost of labor and materials, subcontracted expenses for assembly and test services, masks generation costs and amortization of certain technology licenses. Cost of revenue increased by 16.8% from $917.0 million in 2005 to $1,070.8 million in 2006 although our shipments increased by 29.4% in 2006 compared to 2005, as a large proportion of our cost of revenue is fixed in nature. Depreciation continued to be a significant portion of our cost of revenue, comprising 47.6% and 40.7% of our cost of revenue in 2005 and 2006, respectively.
     In the third quarter of 2006, we changed the estimated salvage values in relation to certain eight-inch equipment and machinery to reflect higher expected salvage values than we have historically estimated. These equipment and machinery primarily support our advanced technologies. The change in the estimated salvage values is a change in accounting estimate that was applied prospectively from July 1, 2006. This change will result in lower depreciation over the remaining lives of the affected eight-inch process equipment and machinery. The impact of this change was a reduction to our cost of revenue of $11.3 million in 2006.
     The unit cost of a wafer generally decreases as fixed overhead charges, such as depreciation expense on the facility and semiconductor manufacturing equipment, are allocated over a larger number of wafers produced. Cost per wafer shipped decreased by 8.7% from $921 (eight-inch equivalent) in 2005 to $841 (eight-inch equivalent) in 2006, primarily as a result of an increase in shipments by 29.4% between 2005 and 2006.
     Our gross profit improved from $115.7 million in 2005 to $343.7 million in 2006, due primarily to higher revenues resulting from significantly higher shipments and to a lesser extent, higher ASP per wafer as a result of a higher mix of advanced technologies which command higher selling prices.
     In each of 2005 and 2006, we sold some of our inventories that we had written down to their estimated net realizable value in the previous year at prices which were higher than our previous estimate of the net realizable value. Such sales improved our gross profit by approximately $0.7 million and $1.8 million for 2005 and 2006, respectively.
     As described in “Item 3. Key Information — D. Risk Factors — Risks Related to Investment in a Corporation with International Operations — Exchange rate fluctuations may increase our costs and capital expenditures, which could affect our operating results and financial position,” exchange rate fluctuations may increase our costs. However in 2005 and 2006, there was no significant impact on our cost of revenue arising from fluctuations in exchange rates.
Other revenue
     Other revenue was $20.7 million in 2005 compared to $21.0 million in 2006, and relates to rental income and management fees.

Research and development expenses
     Research and development, or R&D, expenses consist primarily of our share of expenses related to joint-development projects with IBM, Samsung and Infineon, payroll related costs for R&D personnel, depreciation of R&D equipment and expenses related to the development of design kits and intellectual property solutions for design of integrated circuits. R&D expenses increased by 25.1% from $122.1 million in 2005 to $152.8 million in 2006 due primarily to higher development activities related to the 65nm technology node, and to a lesser extent, higher activities related to development of design kits and intellectual property solutions for advanced technologies in 2006. There was no significant change in R&D expenses as a percentage of revenue which were 11.8% and 10.8% in 2005 and 2006, respectively.
Sales and marketing expenses
     Sales and marketing expenses consist primarily of payroll related costs for sales and marketing personnel, EDA-related expenses and costs related to pre-contract customer design validation activities. EDA-related expenses and costs related to pre-contract customer design validation activities relate to efforts to attract new customers and expand our penetration of existing customers. Sales and marketing expenses increased by 29.4% from $42.5 million in 2005 to $55.0 million in 2006 due primarily to higher payroll related expenses, and to a lesser extent, higher amortization of EDA software due to an increase in EDA software acquisition and higher expenses incurred for pre-contract customer design validation activities in 2006. The higher payroll related expenses in 2006 were due primarily to an increase in headcount and an increase in compensation cost relating to share-based payment transactions after adoption of SFAS No. 123(R) on January 1, 2006. Sales and marketing expenses as a percentage of revenue remained at approximately similar levels in 2005 and 2006 at 4.1% and 3.9%, respectively.
General and administrative expenses
     General and administrative, or G&A, expenses consist primarily of payroll related costs for administrative personnel, consultancy, legal and professional fees and depreciation of equipment used in G&A activities. G&A expenses increased by 6.3% from $40.0 million in 2005 to $42.6 million in 2006 due primarily to higher payroll related expenses resulting primarily from an increase in compensation cost relating to share-based payment transactions after adoption of SFAS No. 123(R), “Share-Based Payments” on January 1, 2006. G&A expenses as a percentage of revenue remained at approximately similar levels in 2005 and 2006 being 3.9% and 3.0%, respectively.
Fab start-up costs
     Fab start-up costs, all related to Fab 7, were $22.7 million in 2005. No fab start-up costs were recorded in 2006 as Fab 7 entered commercial production during the second quarter of 2005.
Other operating expenses, net
     Other operating expenses, net, were $14.2 million and $13.8 million in 2005 and 2006, respectively. Other operating expenses, net, in 2005 included a fixed asset impairment charge of $3.9 million on assets held for sale while there was no fixed asset impairment charge in 2006. Other operating expenses, net, in 2006 included losses of $6.1 million resulting from foreign currency fluctuations, partially offset by a gain of $2.6 million from the disposal of fixed assets from Fab 1.
Equity in income of SMP
     Equity in income of SMP was $6.5 million in 2005 compared to $36.0 million in 2006, due primarily to lower production costs and higher shipments in 2006. As with the results of our majority-owned fabs, the equity in income of SMP can have a material effect on our results of operations. In 2005, the equity in income of SMP was $6.5 million compared to our total net loss of $159.6 million, while in 2006, the equity in income of SMP was $36.0 million compared to our total net income of $66.8 million.
     The following information summarizes our total business base revenue, which includes our share of SMP revenue, in 2005 and 2006. Chartered’s share of SMP revenue and net revenue, including Chartered’s share of SMP presented in the following table, are non-U.S. GAAP financial measures. We have included this information because SMP can have a material effect on our consolidated statements of operations and we believe that it is useful to provide information on our share of SMP revenue in proportion to our total business base revenue. However, SMP is a minority-owned joint venture company that is not consolidated under U.S. GAAP. We account for our 49.0% investment in SMP using the equity method. Under the strategic alliance agreement with Agere, the parties do not share SMP’s net results in the same ratio as the equity holding. Instead, each party is entitled to the gross profits from sales to the customers that it directs to SMP, after deducting its share of the overhead costs of SMP. Accordingly, we account for our share of SMP’s net results based on the gross profits from sales to the customers that we direct to SMP, after deducting our share of the overhead costs. The following table provides a reconciliation showing comparable data based on net revenue determined in accordance with U.S. GAAP, which do not include our share of SMP:

	Year ended December 31,
	2005	2006
	(In millions)
Net revenue (U.S. GAAP)	$1,032.7	$1,414.5
Chartered’s share of SMP revenue	$99.2	$112.1
Net revenue including Chartered’s share of SMP	$1,131.9	$1,526.6
     The following table provides information that indicates the effect of SMP’s operations on some of our non-U.S. GAAP performance indicators:

	Year ended December 31,
	2005		2006
	Excluding	Including	Excluding	Including
	Chartered’s	Chartered’s	Chartered’s	Chartered’s
	share	share	share	share
	of SMP	of SMP	of SMP	of SMP
Shipments (in thousands)*	965.0	1,051.8	1 ,248.6	1,365.0

ASP per wafer	$1,036	$1,045	$1,112	$1,099

Note:

*	Eight-inch equivalent wafers
Other loss, net
Other loss, net, in 2005 was $6.7 million compared to $2.7 million in 2006. Other loss, net, in 2005 related primarily to an expense of $7.0 million related to the termination of hedging transactions and other costs as a result of our cash tender offer for and repurchase of approximately $478 million of our then outstanding $575 million 2.5% senior convertible notes due 2006. Other loss, net, in 2006 related primarily to an other-than-temporary impairment loss of $2.7 million on securities classified as available-for-sale. Other loss, net, in 2006 also included net losses of $0.4 million relating to net losses of $1.4 million resulting from changes in the fair value of a call option transaction and net losses of $1.0 million relating to time value of our interest rate cap contracts which are excluded from the assessment of hedge effectiveness, partially offset by net gains of $1.4 million arising from the ineffective portion of our derivative instruments and net gains of $0.6 million resulting from changes in the fair value of an interest rate swap prior to its designation as a hedging instrument.
Interest income
     Interest income increased by 55.8% from $28.6 million in 2005 to $44.6 million in 2006, due primarily to higher interest rates, and to a lesser extent, higher average cash balances in 2006 compared to 2005.
Interest expense and amortization of debt discount
     Interest expense and amortization of debt discount increased by 25.9% from $69.8 million in 2005 to $88.0 million in 2006, due primarily to higher interest rates on outstanding floating rate debt, and to a lesser extent, lower interest capitalization associated with lower capital expenditures related to our 90nm and below technologies, partially offset by lower average outstanding debt balances in 2006.
Income tax expense
     We currently pay tax on (1) interest income, (2) rental income, (3) sales of wafers using technologies that do not benefit from preferential tax treatment and (4) other income not specifically exempted from income tax. In 2005, we recorded income tax expense of $13.0 million compared to $23.9 million in 2006. The pioneer tax-exempt status for Fab 2 expired on June 30, 2006 and income from our post-pioneer trade and development and expansion activities in Fab 2 is taxed at a concessionary tax rate of 10% for a 5-year period beginning July 1, 2006, as discussed in the “Special Tax Status” section below. Both the change in Fab 2’s tax rate and a higher taxable net interest income contributed to the increase in income tax expense for 2006 as compared to 2005.
Minority interest in CSP
     Due to cumulative losses, our obligations to the minority shareholders of CSP were reduced to zero in the first quarter of 2003. Therefore none of CSP’s losses from that point forward have been allocated to the minority interest in our consolidated statements of operations. The effect of this on our results of operations was an increase of $64.9 million to our net loss in 2005 and a reduction of $12.8 million to our net income in 2006, for losses not allocated to the minority interest according to their proportionate ownership.
Accretion to redemption value of convertible redeemable preference shares
     In the third quarter of 2005, 30,000 convertible redeemable preference shares were issued. We accrete the carrying amounts of the convertible redeemable preference shares to their redemption values at maturity and record such accretion using the effective interest method over the remaining period until the maturity date on August 17, 2010. Such accretion adjusts net income (loss) available to ordinary shareholders. Accretion charges for 2005 and 2006 were $3.2 million and $9.5 million, respectively. In the second quarter of 2006, 1,650 convertible redeemable preference shares were converted into ordinary shares and the impact on the accretion charges arising from such conversion was not material.
Years ended December 31, 2004 and December 31, 2005
Net revenue
     Net revenue increased 10.8% from $932.1 million in 2004 to $1,032.7 million in 2005. The semiconductor industry recovery, which began to accelerate in the second half of 2003, continued into the first half of 2004. However, we experienced market weakness from the second half of June 2004 due to excess inventories in the semiconductor companies and softening in certain end markets. This weakness continued into the first half of 2005 as the industry continued to work through the excess inventories. We began to see a recovery in demand in the second quarter of 2005 as revenue increased sequentially by 7.0% from the first quarter of 2005 to the second quarter of 2005. Our revenue continued to increase sequentially by 49.5% and 26.6% in the third and fourth quarters of 2005, respectively. The increase in revenue in the third quarter of 2005 was due mainly to the ramp up of 90nm shipments. Our net revenue increased in the fourth quarter of 2005 as we capitalized on the growth in our leading-edge technologies and also benefited from favorable market conditions.
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
     Due primarily to a significant decrease in demand for mobile phone handset devices, and to a lesser extent, a decrease in demand for cable modems partially offset by an increase in demand for digital subscriber line devices, communications sector revenue decreased by 24% between 2004 and 2005. Concurrently, computer sector revenue also decreased, but to a lesser extent, by 8% between 2004 and 2005, due primarily to a decrease in demand for optical storage devices, partially offset by an increase in demand for personal computer peripherals, workstations and personal computer motherboard devices.
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
Cost of revenue and gross profit

     Cost of revenue increased by 20.0% from $764.3 million in 2004 to $917.0 million in 2005 as compared to a 4.8% increase in shipments due primarily to increased depreciation and other manufacturing costs associated with the addition of new capacity in 2005. A large proportion of our cost of revenue is fixed in nature and depreciation continued to be a significant portion of our cost of revenue, comprising 51.2% and 47.6% of the cost of revenue in 2004 and 2005, respectively.
     The unit cost of a wafer generally decreases as fixed overhead charges, such as depreciation expense on the facility and semiconductor manufacturing equipment, are allocated over a larger number of wafers produced. Conversely, the unit cost of a wafer generally increases when a smaller number of wafers are produced. However, when cost of revenue increases at a faster rate compared to the increase in number of wafers produced, the unit cost of a wafer generally increases. Although shipments increased by 4.8% between 2004 and 2005, cost per wafer shipped increased by 11.0% from $830 (eight-inch equivalent) in 2004 to $921 (eight-inch equivalent) in 2005. This was due primarily to our cost of revenue increasing at a higher rate than the increase in shipments, arising from increased depreciation and other manufacturing costs associated with the addition of new capacity in 2005.
     As described in “Item 3. Key Information — D. Risk Factors — Risks Related to Investment in a Corporation with International Operations — Exchange rate fluctuations may increase our costs and capital expenditures, which could affect our operating results and financial position,” exchange rate fluctuations may increase our costs. However in 2004 and 2005, there was no significant impact on our cost of revenue arising from fluctuations in exchange rates.
     Our gross profit deteriorated from 18.0% of net revenue in 2004 to 11.2% of net revenue in 2005, due primarily to a lower utilization rate and increased depreciation and other manufacturing costs associated with the addition of new capacity in 2005.
Other revenue
     Other revenue was $17.9 million in 2004 compared to $20.7 million in 2005 and relates to rental income and management fees.
Research and development expenses
     R&D expenses increased by 30.1% from $93.8 million in 2004 to $122.1 million in 2005 due primarily to lower recognition of research grants received for the reimbursement of R&D expenses in 2005 compared to 2004. To a lesser extent, the increase in R&D expenses was also due to increased design services activities and higher development activities related to our 65nm technology node, partially offset by lower R&D expenditures related to 0.13um technologies as we completed our 0.13um technology development program.
Sales and marketing expenses
     Sales and marketing expenses increased by 11.9% from $38.0 million in 2004 to $42.5 million in 2005. The increase was due primarily to higher expenses resulting from expanded offering of EDA tools provided and higher expenses incurred for pre-contract customer design validation activities.
General and administrative expenses
     G&A expenses increased by 14.5% from $35.0 million in 2004 to $40.0 million in 2005. This was due primarily to higher payroll-related expenses in 2005 and several transactions in 2004 which reduced G&A expenses including a gain of $3.0 million associated with the resolution of contingencies related to a technology license agreement and a gain of $1.1 million associated with the resolution of a supplier advance against which an allowance was previously made.
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

Other operating expenses (income), net
     Other operating income, net, of $0.1 million in 2004 included the following:
•	A gain of $10.4 million from the sale of equipment to CSMC; and

•	A gain of $4.9 million resulting from resolution of a goods and services tax matter, partially offset by:
•	Fab 1 restructuring charges of $4.6 million; and

•	An impairment charge of $1.7 million resulting from our migration to an enhanced manufacturing system.
     Other operating expenses, net, of $14.2 million in 2005 included a fixed asset impairment charge of $3.9 million on assets held for sale resulting from decisions to rationalize capacity and therefore to sell certain assets. Excluding these items, other operating expenses, net, in 2004 and 2005 remained at approximately similar levels.
Equity in income of SMP
     Equity in income of SMP was $27.6 million in 2004 compared to $6.5 million in 2005, due primarily to significantly lower revenue in 2005 arising from demand weakness in certain end markets. As with the results of our majority-owned fabs, the equity in income of SMP can have a material effect on our results of operations, in 2004, the equity in income of SMP was $27.6 million compared to our net income of $6.6 million. The equity in income of SMP was $6.5 million in 2005 compared to our net loss of $159.6 million.
     We have provided, for the two fiscal years ended December 31, 2005, the following information on our total business base revenue, which includes our share of SMP revenue. Chartered’s share of SMP revenue and net revenue, including Chartered’s share of SMP presented in the following table, are non-U.S. GAAP financial measures. We have included this information because SMP can have a material effect on our consolidated statements of operations and we believe that it is useful to provide information on our share of SMP revenue in proportion to our total business base revenue. However, SMP is a minority-owned joint venture company that is not consolidated under U.S. GAAP, We account for our 49.0% investment in SMP using the equity method. Under the strategic alliance agreement with Agere Systems Singapore, the parties do not share SMP’s net results in the same ratio as the equity holding. Instead, each party is entitled to the gross profits from sales to the customers that it directs to SMP, after deducting its share of the overhead costs of SMP. Accordingly, we account for our share of SMP’s net results based on the gross profits from sales to the customers that we direct to SMP, after deducting our share of the overhead costs. The following table provides a reconciliation showing comparable data based on net revenue determined in accordance with U.S. GAAP, which do not include our share of SMP:

	Year ended December 31,
	2004	2005
	(in millions)
Net revenue (U.S. GAAP)	$932.1	$1,032.7
Chartered’s share of SMP revenue	$170.8	$99.2
Net revenue including Chartered’s share of SMP	$1,102.9	$1,131.9
     Additionally, the following table provides information that indicates the effect of SMP’s operations on some of our non-U.S. GAAP performance indicators:

	Year ended December 31,
	2004		2005
	Excluding	Including	Excluding	Including
	Chartered’s	Chartered’s	Chartered’s	Chartered’s
	share	share	share	share
	of SMP	of SMP	of SMP	of SMP
Shipments (in thousands)*	921.0	1,035.5	965.0	1,051.8

ASP per wafer	$1,012	$1,065	$1,036	$1,045

Note:

*	Eight-inch equivalent wafers

Other income (loss), net
     Other income, net, in 2004 of $16.4 million related primarily to a gain of $14.3 million from the sale of technology to CSMC. Other loss, net, in 2005 of $6.7 million related primarily to an expense of $7.0 million related to the termination of hedging transactions and other costs as a result of our cash tender offer for and repurchase of approximately $478 million of our then outstanding $575 million 2.5% senior convertible notes due 2006.
Interest expense and amortization of debt discount, net
     Interest expense and amortization of debt discount, net, increased by 122.0% from $18.6 million in 2004 to $41.2 million in 2005, due primarily to higher interest expense resulting from higher interest rates and higher outstanding debt balances, partially offset by higher interest income, and to a lesser extent, higher interest capitalization associated with capital expenditures related to our advanced technologies.
Income tax expense
     We currently pay tax on (1) interest income, (2) rental income, (3) sales of wafers using technologies that do not benefit from preferential tax treatment and (4) other income not specifically exempted from income tax. In 2004, we recorded income tax expense of $4.8 million on an income before income taxes of $11.3 million, including a reversal of $9.8 million of accrued taxes resulting from the resolution of certain matters related to the closure of Fab 1. In 2005, we recorded income tax expense of $13.0 million on a loss before income taxes of $146.6 million. The increase in the tax expense in 2005 was due primarily to higher taxable net interest income.
Minority interest in CSP
     Due to cumulative losses, our obligations to the minority shareholders of CSP were reduced to zero in the first quarter of 2003. Therefore none of CSP’s losses from that point forward have been allocated to the minority interest in our consolidated statements of operations. The effect of this on our results of operations was a reduction of $55.8 million to our net income in 2004 and an increase of $64.9 million to our net loss in 2005, for losses not allocated to the minority interest according to their proportionate ownership.
Accretion to redemption value of convertible redeemable preference shares
     The convertible redeemable preference shares were issued in the third quarter of 2005. We are required to accrete the carrying amounts of the convertible redeemable preference shares to their redemption values at maturity and record such accretion using the effective interest method over the remaining period until the maturity date on August 17, 2010. Such accretion adjusts net income (loss) available to ordinary shareholders. Accretion charges for 2005 were $3.2 million. There were no accretion charges for 2004.
Quarterly Results
     The following table sets forth certain unaudited consolidated financial information, including as a percentage of net revenue, for the eight fiscal quarters ended December 31, 2006.
     Reclassifications and certain immaterial classification corrections have been made to prior periods' financial statements to conform to classifications used in the current period. These include reporting operating grant income as a reduction of the expenses that the grants are intended to reimburse rather than as other income, reporting rental income and management fees as other revenue rather than as other income, reporting depreciation of rental buildings as other operating expense rather than as other expense and certain other immaterial reclassifications. Certain immaterial corrections have also been made to the financial statements for each of the quarters in 2006 including recording the 2006 Option as a derivative rather than as equity, and certain other immaterial adjustments.

     Our consolidated statements of operations have varied and may continue to vary significantly from quarter to quarter and are not necessarily indicative of the results of any future period. See “Item 3. Key Information — D. Risk Factors — Risks Related to Our Operations — Our operating results fluctuate from quarter to quarter, which makes it difficult to predict our future performance.”

53A

	Quarter ended
	(in millions $)
	Mar 31,	Jun 30,	Sep 30,	Dec 31,	Mar 31,	Jun 30,	Sep 30,	Dec 31,
	2005	2005	2005	2005	2006	2006	2006	2006
Consolidated Statements of Operations Data:
Net revenue	181.4	194.0	290.1	367.2	355.2	364.8	355.3	339.1
Cost of revenue	191.1	193.6	253.1	279.2	262.4	276.3	260.5	271.4

Gross profit (loss)	(9.7)	0.4	37.0	88.0	92.8	88.5	94.8	67.7

Other Revenue	4.7	5.7	5.1	5.2	5.0	5.3	5.4	5.4

Operating expenses:
Research and development	27.3	27.7	31.7	35.4	34.9	37.9	42.0	38.1
Sales and marketing	10.5	10.1	11.7	10.2	13.6	11.9	14.2	15.4
General and administrative	9.3	10.7	9.1	11.0	9.7	9.8	11.0	12.1
Fab start-up costs	14.8	7.9	—	—	—	—	—	—

Other operating expenses (income), net	2.8	6.0	2.3	3.1	(0.7)	8.4	4.3	1.7

Total operating expenses	64.7	62.4	54.8	59.7	57.5	68.0	71.5	67.3

Equity in income (loss) of SMP	(9.0)	0.8	4.2	10.5	10.2	7.9	9.6	8.4
Other income (loss), net	0.0	0.1	(7.0)	0.0	(7.3)	(5.3)	10.6	(0.7)
Interest income	4.9	6.0	8.5	9.1	10.1	12.5	11.5	10.4
Interest expense and amortization of debt discount	(7.3)	(14.6)	(22.5)	(25.2)	(24.8)	(22.9)	(22.3)	(17.9)

Income (loss) before income taxes	(81.1)	(64.0)	(29.5)	27.9	28.5	18.0	38.1	6.0
Income tax expense	3.4	3.1	5.0	1.4	6.5	5.1	11.4	0.9

Net income (loss)	(84.5)	(67.1)	(34.5)	26.5	22.0	12.9	26.7	5.1

Less: Accretion to redemption value of convertible redeemable preference shares	—	—	0.8	2.4	2.4	2.4	2.3	2.3

Net income (loss) available to ordinary shareholders	(84.5)	(67.1)	(35.3)	24.1	19.6	10.5	24.4	2.8

	Quarter ended
	(as a percentage of net revenue)
	Mar 31,	Jun 30,	Sep 30,	Dec 31,	Mar 31,	Jun 30,	Sep 30,	Dec 31,
	2005	2005	2005	2005	2006	2006	2006	2006
Consolidated Statements of Operations Data:
Net revenue	100.0%	100. %	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
Cost of revenue	105.4	99.8	87.2	76.0	73.9	75.8	73.3	80.0

Gross profit (loss)	(5.4)	0.2	12.8	24.0	26.1	24.2	26.7	20.0

Other Revenue	2.6	2.9	1.7	1.4	1.4	1.4	1.5	1.6

Operating expenses:
Research and development	15.1	14.2	10.9	9.6	9.8	10.4	11.8	11.3
Fab start-up costs	8.2	4.1	—	—	—	—	—	—

Sales and marketing	5.8	5.2	4.0	2.8	3.8	3.2	4.0	4.5
General and administrative	5.1	5.5	3.2	3.0	2.7	2.6	3.1	3.6

Other operating expenses (income), net	1.5	3.1	0.8	0.9	(0.2)	2.3	1.2	0.5

Total operating expenses	35.7	32.1	18.9	16.3	16.1	18.5	20.1	19.9

Equity in income (loss) of SMP	(4.9)	0.4	1.5	2.9	2.9	2.2	2.7	2.5

Other income (loss), net	0.0	0.0	(2.4)	0.0	(2.1)	(1.4)	3.0	(0.2)

Interest income	2.7	3.1	2.9	2.5	2.8	3.4	3.2	3.1

Interest expense and amortization of debt discount	(4.0)	(7.5)	(7.8)	(6.9)	(7.0)	(6.3)	(6.2)	(5.3)

Income (loss) before income taxes	(44.7)	(33.0)	(10.2)	7.6	8.0	5.0	10.8	1.8
Income tax expense	1.9	1.6	1.7	0.4	1.8	1.4	3.2	0.3

Net income (loss)	(46.6)	(34.6)	(11.9)	7.2	6.2	3.6	7.6	1.5

Less: Accretion to redemption value of convertible redeemable preference shares	—	—	0.3	0.6	0.7	0.7	0.7	0.7

Net income (loss) available to ordinary shareholders	(46.6)%	(34.6)%	(12.2)%	6.6%	5.5%	2.9%	6.9%	0.8%

Net revenue
     In the first quarter of 2005, the semiconductor industry continued to work through the excess inventories resulting from the market weakness experienced from the second half of 2004. We began to see a recovery in demand in the second quarter of 2005 as revenue increased sequentially by 7.0% from the first quarter of 2005 to the second quarter of 2005 . Our revenue continued to increase sequentially by 49.5% and 26.6% in the third and fourth quarters of 2005, respectively. The increase in revenue in the third quarter of 2005 was due mainly to the ramp up of our 90nm shipments. Our net revenue increased in the fourth quarter of 2005 as we capitalized on the growth in revenue from our advanced technologies and also benefited from favorable market conditions. The decrease in our revenue in the first quarter of 2006 compared to the fourth quarter of 2005 was not as significant as may have been expected considering the typical seasonality decrease in the first quarter. Capacity utilization rates remained high at 82% for both the first and second quarters of 2006. During the second half of 2006, companies in the supply chain, including our customers, experienced excess inventory and seasonally weaker than usual market conditions. This resulted in the sequential decrease in our net revenue in the third and fourth quarters of 2006.
Gross profit (loss)
     Other than the first quarter of 2005 in which we recorded a negative gross margin of 5.4%, we recorded a positive gross margin for the remaining quarters from the second quarter of 2005 to the fourth quarter of 2006. The improvement in the gross margin from the first quarter of 2005 to the second quarter of 2005 was due primarily to higher shipments in the second quarter of 2005 which caused a decrease in cost per wafer due to fixed costs being spread over a larger base of shipments. The continued improvement in the gross margin sequentially in the third and the fourth quarters of 2005 was due primarily to an increase in ASP per wafer. Gross margin in each quarter from the fourth quarter of 2005 to the third quarter of 2006 remained at approximately similar levels. The sequential decrease in gross margin in the fourth quarter of 2006 was due primarily to higher cost per wafer resulting from lower production volumes over which fixed costs were allocated and a less favorable mix in the production levels.
Research and development expenses
     R&D expenses remained at approximately similar levels in the first and second quarters of 2005. The sequential increase in the third quarter of 2005 is due primarily to increased activity level at the 65nm technology node, while the sequential increase in the fourth quarter of 2005 was due primarily to increased activities related to development of design kits and intellectual property solutions for design of integrated circuits. R&D expenses remained at approximately similar levels between the fourth quarter of 2005 and the first quarter of 2006. The sequential increase in the second and third quarters of 2006 was due primarily to increased activities related to the 65nm technology node, while the development activities related to the 65nm technology node decreased in the fourth quarter of 2006 as we transitioned the development activities to the next technology node, resulting in a sequential decrease in R&D expenses from the third quarter of 2006 to the fourth quarter of 2006.
Fab start-up costs
     Fab start-up costs, all related to Fab 7, decreased in the second quarter of 2005 as Fab 7 entered commercial production during the second quarter of 2005. No fab start-up costs were recorded subsequent to the second quarter of 2005.
Other operating expenses (income), net
     Other operating expenses, net, of $6.0 million in the second quarter of 2005 included a fixed asset impairment charge of $3.9 million on assets held for sale, while other operating income, net, of $0.7 million in the first quarter of 2006 included a gain of $2.6 million from the disposal of fixed assets from Fab 1. The increase in other operating expenses, net, in the second quarter of 2006 to $8.4 million related primarily to losses resulting from foreign currency fluctuations. No significant changes in other operating expenses (income), net, were noted for the subsequent quarters in 2006.
Equity in income (loss) of SMP
     As with the results of our majority-owned fabs, the equity in income (loss) of SMP can have a material effect on our quarterly consolidated statements of operations. The equity in income (loss) of SMP for the eight fiscal quarters ended December 31, 2006 were significant amounts when compared to the net income or net loss of the respective fiscal quarters during that period, except for the second quarter of 2005.
     Other than the first quarter of 2005 in which we recognized equity in loss of SMP of $9.0 million, we recognized equity in income of SMP for the remaining quarters from the second quarter of 2005 to the fourth quarter of 2006. In the second quarter of 2005, we recognized equity in income of SMP of $0.8 million due primarily to higher revenue resulting primarily from higher shipments. The sequential increase in equity in income of SMP in the third quarter of 2005 was due primarily to lower production costs. Equity in income of SMP continued to increase sequentially in the fourth quarter of 2005 due primarily to higher revenue resulting mainly from higher shipments. Equity in income of SMP remained at approximately similar levels between the fourth quarter of 2005 and the first quarter of 2006 and decreased sequentially in the second quarter of 2006 due primarily to lower revenue resulting primarily from lower shipments. The subsequent increase in equity in income of SMP in the third quarter of 2006 was due primarily to lower production costs, while the sequential decrease in the fourth quarter of 2006 was due primarily to lower revenue resulting from lower ASP per wafer and lower shipments.
     The following information summarizes our total business base revenue, which includes our share of SMP revenue for the eight fiscal quarters ended December 31, 2006. Chartered’s share of SMP revenue and net revenue, including Chartered’s share of SMP presented in the following table, are non-U.S. GAAP financial measures. We have included this information because SMP can have a material effect on our consolidated statements of operations and we believe that it is useful to provide information on our share of SMP revenue in proportion to our total business base revenue. However, SMP is a minority-owned joint venture company that is not consolidated under U.S. GAAP. We account for our 49.0% investment in SMP using the equity method. Under the strategic alliance agreement with Agere Systems Singapore, the parties do not share SMP’s net results in the same ratio as the equity holding. Instead, each party is entitled to the gross profits from sales to the customers that it directs to SMP, after deducting its share of the overhead costs of SMP. Accordingly, we account for our share of SMP’s net results based on the gross profits from sales to the customers that we direct to SMP, after deducting our share of the overhead costs. The following table provides a reconciliation showing comparable data based on net revenue determined in accordance with U.S. GAAP, which do not include our share of SMP:

	Mar 31,	Jun 30,	Sep 30,	Dec 31,	Mar 31,	Jun 30,	Sep 30,	Dec 31,
	2005	2005	2005	2005	2006	2006	2006	2006
	(in millions)

Net revenue (U.S. GAAP)	$181.4	$194.0	$290.1	$367.2	$355.2	$364.8	$355.3	$339.1

Chartered’s share of SMP revenue	$14.7	$25.9	$26.4	$32.2	$30.9	$28.9	$27.8	$24.6

Net revenue including Chartered’s share of SMP	$196.1	$219.9	$316.5	$399.4	$386.1	$393.7	$383.1	$363.7
     Additionally, the following tables provide information that indicates the effect of SMP’s operations on some of our non-U.S. GAAP performance indicators:

	Mar 31, 2005		Jun 30, 2005		Sep 30, 2005		Dec 31, 2005
	Excluding	Including	Excluding	Including	Excluding	Including	Excluding	Including
	Chartered’s	Chartered’s	Chartered’s	Chartered’s	Chartered’s	Chartered’s	Chartered’s	Chartered’s
	share of	share of	share of	share of	share of	share of	share of	share of
Quarter ended	SMP	SMP	SMP	SMP	SMP	SMP	SMP	SMP
Shipments
(in thousands)*	175.8	186.2	203.8	224.5	270.7	295.2	314.8	345.8
ASP per wafer	$996	$1,019	$913	$944	$1,035	$1,039	$1,139	$1,130

	Mar 31 ,2006		Jun 30, 2006		Sep 30, 2006		Dec 31, 2006
	Excluding	Including	Excluding	including	Excluding	including	Excluding	Including
	Chartered’s	Chartered’s	Chartered’s	Chartered’s	Chartered’s	Chartered’s	Chartered’s	Chartered’s
	share of	share of	share of	share of	share of	share of	share of	share of
Quarter ended	SMP	SMP	SMP	SMP	SMP	SMP	SMP	SMP
Shipments
(in thousands)*	318.2	349.4	327.0	355.7	307.9	337.0	295.5	322.9
ASP per wafer	$1,089	$1,080	$1,089	$1,082	$1,136	$1,120	$1,135	$1,115

Note:
* Eight-inch equivalent wafers

Other income (loss), net
     Other loss, net, in the third quarter of 2005 was due primarily to an expense of $7.0 million related to the termination of hedging transactions and other costs as a result of our cash tender offer for and repurchase of approximately $478 million of our then outstanding $575 million 2.5% senior convertible notes due 2006. In the first quarter of 2006, we entered into an interest rate swap to economically swap the fixed-rate interest obligation associated with the 6.25% senior notes due 2013 from a fixed-rate interest obligation to a floating-rate interest obligation and also entered into the 2006 Option with GS. Other income (loss), net, in the first, second, third and fourth quarters of 2006 included gains (losses) resulting from changes in the fair value of this interest rate swap prior to its designation as a hedging instrument and changes in the fair value of the 2006 Option. Other loss, net, in the first quarter of 2006 also included an impairment loss of $2.7 million on securities classified as available-for-sale.
Interest income
     Interest income increased sequentially in each quarter from the first quarter of 2005 to the second quarter of 2006 due to higher interest rates and higher average cash balances. The sequential decrease in the third quarter of 2006 was due primarily to lower average cash balances, partially offset by higher interest rates. Interest income continued to decrease in the fourth quarter of 2006 due primarily to lower average cash balances.
Interest expense and amortization of debt discount
     Interest expense and amortization of debt discount increased sequentially from the first quarter of 2005 to the third quarter of 2005 and remained at approximately similar levels in each quarter up to the third quarter of 2006 and subsequently decreased in the fourth quarter of 2006. The sequential increase in the second and third quarters of 2005 was due to lower interest capitalization associated with capital expenditures related primarily for our 90nm and below technologies, higher average outstanding debt balances and higher interest rates. The sequential decrease in the fourth quarter of 2006 was due primarily to a recovery resulting from an approval of a withholding tax waiver associated with interest payment of an existing loan and higher interest capitalization associated with capital expenditures primarily related for our 90nm and below technologies.
Accretion to redemption value of convertible redeemable preference shares
     We are required to accrete the carrying amounts of the convertible redeemable preference shares, which were issued in the third quarter of 2005, to their redemption values at maturity and record such accretion using the effective interest method over the remaining period until the maturity date on August 17, 2010. Such accretion adjusts net income (loss) available to ordinary shareholders. In the second quarter of 2006, 1,650 convertible redeemable preference shares were converted into ordinary shares and the impact on the accretion charges arising from such conversion was not material.
LIQUIDITY AND CAPITAL RESOURCES
Current and expected liquidity
     As of December 31, 2006, our principal sources of liquidity included $719.0 million in cash and cash equivalents, and $591.4 million of unutilized banking facilities consisting of term loans and bank credit lines. $200.0 million of these unutilized banking facilities will expire on March 30, 2007 and there is no certainty that we will renew the facility related to this amount.
     There was no significant change in our working capital, which was $549.4 million and $568.5 million as of December 31, 2005 and December 31, 2006, respectively. Working capital is calculated as the excess of current assets over current liabilities.
     In March 2006, we entered into the 2006 Option with GS to replace the call option transaction that we had previously entered into with GS in August 2004 and that expired on April 2, 2006. Under the 2006 Option, GS may purchase up to 214.8 million of our ordinary shares at a price of S$2.15 per share. If the 2006 Option is exercised in full at the price of S$2.15 per share and physically settled, we would receive approximately $300 million based on an exchange rate of $1.00 = S$1.54 that could be used for repayment of debt and general corporate purposes. The 2006 Option contains early termination provisions, whereby we may choose to terminate the 2006 Option in whole or in part, triggered by the closing price of our ordinary shares reaching and maintaining specified levels for a defined period of time. Under the terms of the 2006 Option, we have the right in all cases either to issue new ordinary shares to GS or to settle the transaction in cash. If the 2006 Option is not exercised or terminated earlier, it will expire on March 29, 2011.

The closing prices of our ordinary shares since we entered into the 2006 Option to the end of 2006 have not triggered the early termination provisions. As of December 31, 2006, GS had also not exercised its rights under the 2006 Option.
     In 2006, we issued $300.0 million of 6.25% senior notes due 2013. Following the issuance of the 6.25% senior notes due 2013, the SMBC/OCBC Term Loan was repaid in full using the proceeds from the issuance of the 6.25% senior notes due 2013 in 2006.
     Our target cash and cash equivalents balance, as of December 31, 2007 is approximately $700 million. This is based on our cash and cash equivalents of $719 million as of December 31, 2006, planned draw downs of our existing credit facilities of approximately $329 million, expected cash outflows for capital expenditures of approximately $800 million primarily for increasing 65nm and below capacity, and debt repayments of approximately $73 million in 2007. Achieving our target cash and cash equivalents balance also depends on our ability to generate operating cash flow in 2007 and will depend largely on our operations and other factors, as discussed in “Item 3. Key Information — D. Risk Factors — Risks Related To Our Operations — Our operating results fluctuate from quarter to quarter, which makes it difficult to predict our future performance” and elsewhere in this document.
     Based on our current level of operations, we believe that our cash on hand, planned use of existing credit facilities, credit terms with our vendors, and projected cash flows from operations will be sufficient to meet our 2007 capital and research and development expenditures and working capital needs. Depending on the pace of our future growth and technology upgrades and migration, we may require additional financing from time to time, including for purposes of funding the capital expenditure to bring Fab 7 to its estimated total capacity of 45,000 300-mm wafers per month. See the “— Liquidity and Capital Resources — Historic investing cash flows and capital expenditures ” section below for more details on our capital expenditures. We believe in maintaining maximum flexibility when it comes to financing our business. We regularly evaluate our current and future financing needs and may take advantage of favorable market conditions to raise additional financing.
     There can be no assurance that our business will generate and continue to generate sufficient cash flow to fund our liquidity needs in the future, or that additional financing will be available or, if available, that such financing will be obtained on terms favorable to us or that any additional financing will not be dilutive to our shareholders. We believe the following uncertainties exist regarding our liquidity:
•	Ability to Increase Revenue — If our revenues and margins were to decline, our ability to generate net cash from operating activities in a sufficient amount to meet our cash needs could be adversely affected.

•	Renewal of credit facilities —There is no certainty that we will renew our credit facilities which expire in 2007.

•	Debt Ratings—Our ability to obtain external financing and the related cost of borrowing are affected by our debt ratings.
Historical cash flows
     The following table sets forth the summary of our cash flows for the periods presented:

	Year ended December 31,
	2004	2005	2006
	(In thousands)
Net cash provided by operating activities	$331,684	$404,374	$520,670
Net cash used in investing activities	732,715	568,243	419,905
Net cash provided by (used in) financing activities	34,939	444,753	(204,987)
Historical operating cash flows
     Net cash provided by operating activities was $331.7 million, $404.4 million and $520.7 million in 2004, 2005 and 2006, respectively. The $72.7 million increase in cash flow from operating activities in 2005 as compared to 2004 was due primarily to higher collections as a result of higher sales. The $116.3 million improvement in cash provided by operating activities between 2005 and 2006 was due primarily due to higher collections as a result of higher sales and higher dividend income from SMP, partially offset by higher payments to creditors and higher interest payments on outstanding loans in 2006.
     In 2005, pre-payments of $40.0 million were received from a customer for future purchases and to secure access to wafer capacity, of which a fixed amount per wafer will be recorded by us as additional revenue for every qualifying wafer purchased by the customer, with no future related cash inflows. There was no receipt of pre-payments for future purchases in either 2004 or 2006. We recorded revenue of $9.1 million and $11.6 million related to such arrangements with no related cash inflows in 2005 and 2006, respectively. Net cash provided by operating activities in 2005 and 2006 also included dividends received from SMP of $29.5 million and $38.2 million, respectively. No dividends were received from SMP in 2004.
Historical investing cash flows and capital expenditures
     Net cash used in investing activities was $732.7 million, $568.2 million and $419.9 million in 2004, 2005 and 2006, respectively. Investing activities consisted primarily of capital expenditures totaling $686.3 million, $628.1 million and $554.3 million in 2004, 2005 and 2006, respectively. Capital expenditures in 2004 were primarily for our 0.13um and below technologies, while capital expenditures in 2005 and 2006 were primarily for our 90nm and below technologies. Investing activities in 2004 also included placement of a refundable deposit of $35.0 million to secure wafer capacity for one of our more advanced technologies while there were no such refundable deposits placed in 2005. We received $111.7 million in 2006 related to the refund of such deposits placed in 2004 and 2003.
     In October 2005, SMP reorganized its paid-up share capital and authorized a return of a portion to its shareholders in the form of cash, our entitlement being $20.4 million, in a capital reduction sanctioned by the High Court of Singapore. In 2005, we received $17.3 million arising from the return of capital approved in 2005. In October 2006, the board of directors of SMP approved a second capital reduction, which was subsequently approved by the High Court of Singapore and filed with the Accounting and Corporate Regulatory Authority of Singapore in November 2006. Our entitlement arising from the second return of capital from SMP was $19.1 million. In 2006, we received an additional $16.9 million arising from both the first and the second return of capital from SMP.
     We expect our capital expenditures for 2007 to be approximately $800 million, primarily for increasing 65nm and below capacity. With the above capital expenditure, Fab 7 is expected to have equipment (installed or available for installation) that is equivalent to a capacity of 25,000 300-mm wafers per month by December 2007. In December 2006, Fab 7 was equipped with a capacity of 15,000 300-mm wafers per month. We had originally planned Fab 7 to have a capacity of 30,000 300-mm wafers per month when completed. We have now revised this estimate to 39,000 300-mm wafers per month covering mainly 0.13um to 65nm technology nodes. In addition, to further align our manufacturing capabilities with our technology position, we are adding an additional phase of expansion for Fab 7 that will be focused on 65nm and 45nm technologies, to bring its total capacity to 45,000 300-mm wafers per month. The revised capacity plan will take several years to complete and depends on market conditions, customer demand, adoption of next generation technologies and our financial plans. The total capital expenditure for the revised capacity plan is expected to be approximately $4,200 million to $4,500 million, compared to our previous expectation of approximately $2,700 million to $3,000 million for the originally planned capacity of 30,000 300-mm wafers per month. As of December 31, 2004, December 31, 2005 and December 31, 2006, we have spent an accumulated total of $637.9 million, $1,201.9 million and $1,638.6 million, respectively, on the equipping of Fab 7. As of December 31, 2004, December 31, 2005 and December 31, 2006, we had commitments on contracts for capital expenditures of $312.9 million, $205.7 million and $525.2 million, respectively.
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
Historical financing cash flows
     Net cash provided by financing activities was $34.9 million and $444.8 million in 2004 and 2005, respectively, while net cash used in financing activities was $205.0 million in 2006. In 2004, we obtained a loan with competitive interest rates that was guaranteed by the Export-Import Bank of the United States, or EXIM Guaranteed Loan, for a maximum of $653.1 million for purposes of financing certain capital expenditures purchased from U.S. vendors. In 2005 we issued the 5.75% senior notes due 2010, the 6.375% senior notes due 2015, the 6.00% amortizing bonds due 2010 and the convertible redeemable preference shares. The borrowings from the 5.75% senior notes due 2010, the 6.375% senior notes due 2015 and the 6.00% amortizing bonds due 2010 extended the maturity terms of our debt profile. With a portion of the proceeds from these borrowings and the issuance of the convertible redeemable preference shares, we also made repayments of debt in 2005, including the repurchase of the 2.5% convertible notes due 2006 and the related interest payments arising from our cash tender offer for the 2.5% convertible notes due 2006. In 2006, we replaced debt with short remaining terms to maturity with debt that matures over a longer term. Such repayments of debt in 2006 included the SMBC/OCBC Term

Loan which was fully repaid in 2006 using the proceeds from the issuance of the 6.25% senior notes due 2013 in April 2006, the 2.5% senior convertible notes due 2006 which matured and were fully redeemed in April 2006 and the CSP syndicated loan which matured and was fully repaid in September 2006. Refer to Note 14 of the consolidated financial statements for more details on our outstanding loans.
     The restricted cash in 2005 and 2006 related to cash amounts reserved in a bank account and restricted for the purpose of semi-annual principal and interest repayments of the EXIM Guaranteed Loan. The increase in restricted cash in 2006 compared to 2005 was due primarily to the commencement of principal repayment of the EXIM Guaranteed Loan in early 2007. There was no restricted cash in 2004 as we only started to draw down the EXIM Guaranteed Loan in the first quarter of 2005.
Grants for research and development and training
     In 2004, 2005 and 2006 we received $19.0 million, $7.5 million and $1.9 million, respectively, in grants from various agencies of the Government of Singapore, which are included in operating cash flows. The amounts under these grants relate to a portion of depreciation expenses arising from our R&D related capital expenditures and the training and staffing costs associated with some of our process technology development programs. The grants are disbursed to us in connection with research and development carried out in Singapore based on the amount of expenditures incurred and achievement of program milestones. The main condition attached to the grants is the completion of the project to which the grant relates. Although the amount of grants we received from the Government of Singapore in 2006 was significantly lower than in 2005, we expect that the amount of such grants we may be eligible to receive to be higher in 2007. The grant income expected to be received in 2007 relates primarily to funding for capital expenditures and for the training and staffing costs associated with our 65nm process technology development programs to be incurred in Singapore. See also “Item 4, Information on our Company — B. Business Overview — Research and Development” for further details.
Off-balance sheet arrangements
     We were not a party to any off-balance sheet arrangements in 2006, as defined in Item 303(a)(4)(ii) of SEC Regulation S-K. We do not currently have any relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purpose entities, which might be established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes.
Outstanding indebtedness
     As of December 31, 2006, our total loans outstanding were $1,331.7 million, comprising our senior notes, amortizing bonds and other U.S. dollar loans as follows:

As of
December 31,
2006
(in thousands)
Floating rate loans:
Exim Guaranteed Loan	324,277
Bank of America Term Loan	50,000
6.00% amortizing bonds due 2010	38,433
5.75% senior notes due 2010	371,904
6.25% senior notes due 2013	297,405
6.375% senior notes due 2015	246,805
Other	2,836

Total	$1,331,660

Refer to Note 14 of the consolidated financial statements for more details on our outstanding loans.
Loan covenant compliance
     Some of our outstanding loans and unutilized banking facilities available to us contain various financial, shareholding and other restrictive covenants that are customary to loan documents.
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

     Under the shareholding covenants of some of our loans, Temasek is required to own, directly or indirectly, a certain percentage of our outstanding shares, or is required to be our single largest shareholder. If Temasek fails to comply with these covenants, we could be in default under these loans and the lenders would have the right to require us to repay or accelerate our obligation to repay the outstanding borrowings under these loan documents. In some cases, a default could also cause cross-defaults under other loans and could seriously harm us. In addition, the outstanding loans and unutilized banking facilities available to us impose other restrictive covenants that are customary to loan documents, such as restrictions on incurring further indebtedness, creating security interests over our assets, payments of dividends, disposals of assets, and mergers and other corporate restructurings.
     As of December 31, 2006, we believe we were in compliance with the various financial, shareholding and other restrictive covenants in our loan documents. If we fail to comply with any of the loan covenants, we could be in default under the loan documents and the lenders would have the right to require us to repay or accelerate our obligation to repay the outstanding borrowings under the loan documents. In some cases, a default could also cause cross-defaults under other loans and could seriously harm us.
Contractual obligations
     The following table sets forth the payments due related to specific contractual obligations as of December 31, 2006:

	Payments due by period (in thousands)
		Less than	1 – 3	3 – 5	More than
	Total	1 year	years	years	5 years
Long-term debt including principal and interest (1)	$1,714,885	$197,965	$283,580	$602,791	$630,549
Capital lease obligations including principal and interest	124,194	9,323	18,646	18,646	77,579
Capacity deposits (2)	33,766	33,766	—	—	—
Operating lease obligations	91,554	6,426	8,789	7,650	68,689
Purchase obligations under (3)
Capital expenditures	525,200	525,200	—	—	—
Technology agreements	335,463	94,366	188,847	52,250	—
Other	69,928	67,129	2,169	315	315
Other long-term liabilities	17,909	—	—	—	17,909

Total	$2,912,899	$934,175	$502,031	$681,652	$795,041

Notes:

(1)	These amounts represent the expected principal and interest repayments at each of the periods indicated and do not include the unamortized debt discount relating to the senior notes. The 5.75% senior notes due 2010, the 6.25% senior notes due 2013 and the 6.375% senior notes due 2015 were issued at a price of 98.896%, 99.053% and 98.573%, respectively, of the principal amount. As of December 31, 2006, the carrying amounts of the 5.75% senior notes due 2010, the 6.25% senior notes due 2013 and the 6.375% senior notes due 2015 were $371.9 million, $297.4 million and $246.8 million, respectively, as the unamortized debt discount was reported as a direct reduction to the carrying amounts of the senior notes. The estimated interest repayments on floating-rate obligations were calculated using the floating interest rates related to these obligations as of December 31, 2006. Actual payments could differ from these estimates.

(2)	This amount relates to our contractual obligation to refund deposits placed with us to secure wafer capacity for one of our more advanced technologies.

(3)	We have not included purchase obligations that have been recorded on our consolidated balance sheet as of December 31, 2006. These obligations amounted to $270.7 million, $12.0 million and $213.4 million for capital expenditures, technology agreements and other purchase obligations primarily relating to operating expenses, respectively.
     In the second quarter of 2006, 1,650 out of the originally issued 30,000 preference shares were converted into ordinary shares. Assuming no further conversion or any redemption of the preference shares until the maturity date on August 17, 2010, we will redeem, out of funds legally available for such payment, each remaining preference share at a redemption price equal to $10,000 per preference share. Refer to Note 15 of the consolidated financial statements for more details on the preference shares.

     We and Agere Systems Singapore have signed an assured supply and demand agreement with SMP. The agreement was intended to ensure that all of the fixed costs of SMP are recovered by allocating all of its wafer capacity to our company and Agere Systems Singapore in accordance with the respective parties’ equity interest in SMP and each party would bear the fixed costs attributable to its allocated capacity. In September 2004, we and Agere Systems Singapore entered into an agreement pursuant to which both parties agreed to annually reimburse any losses suffered by SMP that are attributable to the respective parties. For the year ended December 31, 2006, SMP did not suffer any losses that were attributable to our company and accordingly no reimbursements were payable by our company to SMP. There were also no such reimbursements payable to SMP by our company in 2005 and 2004. To the extent that the number of wafers started for us is less than our allocated capacity in the future, there is no assurance that there will be no reimbursements payable to SMP by our company in respect of unrecovered fixed costs of SMP.
     We have disclosed the expected timing of payment of obligations and the amounts to be paid based on current information. Timing of payments and actual amounts paid may be different depending on the time of receipt of goods or services or changes to agreed-upon amounts or events for some obligations.
Special Tax Status
     We have been granted pioneer status under the Economic Expansion Incentives (Relief from Income Tax) Act (Chapter 86) of Singapore for:
•	the manufacture of integrated circuits using submicron technology at Fab 2 for a ten-year period beginning July 1, 1996. The pioneer status expired on June 30, 2006;

•	the manufacture of integrated circuits using submicron technology at Fab 3 for a ten-year period beginning July 1, 1999;

•	the wafer fabrication of ASIC and other advanced semiconductor devices at Fab 6 for a ten-year period beginning September 1, 2003; and

•	the wafer fabrication of integrated circuits at Fab 7 for a fifteen-year period beginning October 1, 2005.
     Under the Economic Expansion Incentives (Relief from Income Tax) Act (Chapter 86) of Singapore, we have also been granted:
•	post-pioneer enterprise status for the manufacture of integrated circuits using submicron technology at Fab 2 for a five-year period beginning July 1, 2006;

•	development and expansion incentive status for the manufacture of integrated circuits using submicron technology at Fab 3 for a five-year period beginning July 1, 2009; and

•	development and expansion incentive status for the wafer fabrication of ASICs and other advanced semiconductor devices at Fab 6 for a five-year period beginning September 1, 2013.
     During the period in which our pioneer status is effective, subject to our compliance with certain conditions, income arising from our pioneer trade is exempted from Singapore income tax. During the period in which our post-pioneer status or development and expansion incentive status is effective, subject to our compliance with certain conditions, income arising from the post-pioneer activities or development and expansion incentive activities is taxed at a concessionary rate of 10%.
     The profits arising from our pioneer trade which are tax-exempted or our post-pioneer trade and development and expansion activities which have been taxed at a concessionary rate of 10% may be distributed as tax-exempt dividends. Holders of the ordinary shares will not be subject to Singapore income tax on such dividends. Please see “Item 10. Additional Information — E. Taxation — Singapore Taxation — Dividends paid out of Tax-Exempt income or Income subject to Concessionary Tax Rates” for information regarding the taxation of such dividends.
     Under Singapore tax law, loss carryforwards and tax depreciation of property, plant and equipment (hereinafter referred to as wear and tear allowances) are deductible to the extent of income before loss carryforwards and wear and tear allowances. Unutilized losses and wear and tear allowances can be carried forward indefinitely to set off against income in future tax years, subject to our compliance with certain conditions.
     Income arising from activities not covered under the pioneer status, post-pioneer status or development and expansion incentive status (hereinafter referred to as non-qualifying income) is taxed at the normal Singapore corporate tax rate of 20% for the year ended December 31, 2006. Thus, the income tax expense for the year ended December 31, 2006 is primarily on non-qualifying income, such as interest income, rental income and income from the sale of wafers manufactured by technologies that are not granted preferential tax treatment.

Foreign Currency Risk
     See “Item 11, Quantitative and Qualitative Disclosures about Market Risk — Foreign currency risk.”
RECENT ACCOUNTING PRONOUNCEMENTS NOT YET ADOPTED
     In February 2006, the FASB issued SFAS No. 155, “Accounting for Certain Hybrid Financial instruments”, which amends SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities” and SFAS No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities”. SFAS No. 155 provides guidance to simplify the accounting for certain hybrid instruments by permitting fair value remeasurement for any hybrid financial instrument that contains an embedded derivative, as well as clarifies that beneficial interests in securitized financial assets are subject to SFAS No, 133. In addition, SFAS No. 155 eliminates a restriction on the passive derivative instruments that a qualifying special-purpose entity may hold under SFAS No. 140. SFAS No. 155 is effective for all financial instruments acquired, issued or subject to a new basis occurring after the beginning of an entity’s first fiscal year that begins after September 15, 2006. The adoption of SFAS No. 155 is not expected to have a material impact on our consolidated financial position or consolidated statements of operations.
     In June 2006, the FASB ratified the consensus reached by the Emerging Issue Task Force, or EITF, on Issue No. 06-3, “How Taxes Collected from Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement (That Is, Gross versus Net Presentation)”, or EITF 06-3. EITF 06-3 states that a company should disclose its accounting policy regarding the gross or net presentation of certain taxes. If taxes included in gross revenues are significant, a company should disclose the amount of such taxes for each period for which an income statement is presented (i.e., both interim and annual periods). Taxes within the scope of EITF 06-3 are those that are imposed on and concurrent with a specific revenue-producing transaction, such as sales tax or value-added tax. Taxes assessed on an entity’s activities over a period of time, such as gross receipts taxes, are not within the scope of the issue. The guidance in this consensus is effective for the first interim reporting period beginning after December 15, 2006, which is the first quarter of our fiscal year 2007. The adoption of EITF 06-3 is not expected to have a material impact on our consolidated statements of operations or financial position.
     In July 2006, the FASB issued FASB interpretation No. 48, or FIN 48, “Accounting for Uncertainty in Income Taxes.” This Interpretation clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with SFAS No. 109, Accounting for Income Taxes. This Interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This Interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006. We do not expect any material impact on our consolidated financial position or consolidated statements of operations upon initial adoption of FIN 48.
     In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements.” SFAS No. 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements. SFAS 157 does not require any new fair value measurements and eliminates inconsistencies in guidance found in various prior accounting pronouncements. SFAS No. 157 emphasizes that fair value is a market-based measurement, not an entity-specific measurement, and states that a fair value measurement should be determined based on the assumptions that market participants would use in pricing the asset or liability. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. We are required to adopt this Statement in the first quarter of our fiscal year 2008 and are currently assessing the impact of adopting SFAS No. 157 but do not believe the adoption of SFAS No. 157 will have a material impact on our consolidated financial statements.
     In February 2007, the FASB issued SFAS No. 159, “Fair Value Option for Financial Assets and Financial Liabilities”. Under SFAS No. 159, entities will be permitted to measure various financial instruments and certain other assets and liabilities at fair value on an instrument-by-instrument basis (the fair value option). SFAS No. 159 is effective for financial statements issued for fiscal years beginning after Nov. 15, 2007. We are currently assessing the impact SFAS No. 159 will have on our consolidated financial position and consolidated statements of operations.
ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
A.	DIRECTORS AND SENIOR MANAGEMENT
     The following table sets forth, as of January 31, 2007, the name, age and position of each director and member of senior management of our company. The business address of our directors and senior management is our principal office in Singapore.

Board of Directors

Name	Age	Position
James A. Norling(1)(2)(4)	64	Chairman of the Board
Chia Song Hwee(1)	44	Director
Andre Borrel(2)(3)(4)	70	Director
Charles E. Thompson(2)(4)	77	Director
Tsugio Makimoto, PhD	69	Director
Tay Siew Choon(1)(2)(4)	59	Director
Peter Seah Lim Huat(1)(2)(4)	60	Director
Philip Tan Yuen Fah(3)	62	Director
Pasquale Pistorio	71	Director
Steven H. Hamblin(3)	58	Director
Maurizio Ghirga(3)(5)	68	Director

Senior Management

Name	Age	Position
Chia Song Hwee	44	President and Chief Executive Officer
George Thomas	53	Senior Vice President and Chief Financial Officer
Ang Kay Chai	47	Senior Vice President, Fab Operations
Hsia Liang Choo, PhD	58	Senior Vice President, Technology Development
Michael J. Rekuc	57	Senior Vice President, Worldwide Sales and Marketing
Simon Yang, PhD	47	Senior Vice President and Chief Technology Officer
Roy Kannan(6)	54	Vice President and Chief Information Officer
Leow Kim Keat	44	Vice President, Customer Support Operations and Supply Management Organization
Ng Seng Huwi	49	Vice President, Human Resources
Tan Seng Chai	44	Vice President, Strategy Resources
Tony Tsai	57	Vice President, Quality and Reliability Assurance

Notes:

(1)	Member of the Executive Committee.

(2)	Member of the Executive Resource and Compensation Committee, or the ERCC.

(3)	Member of the Audit Committee. Mr. Andre Borrel ceased to be a member of the Audit Committee on February 1, 2007.

(4)	Member of the Nominating Committee.

(5)	Appointed as a Director to our Board of Directors on November 2, 2006.

(6)	Mr. Roy Kannan will be leaving our company and his last day is on March 9, 2007. Mr. Tan Seng Chai will, with effect from March 10, 2007, act as our interim Chief Information Officer.
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
Tay Siew Choon
     Tay Siew Choon has served on our Board of Directors since July 2001. Mr. Tay was formerly a corporate advisor to Singapore Technologies Pte Ltd which ceased operations on December 31, 2004. Prior to that, he was Managing Director and Chief Operating Officer in Singapore Technologies Pte Ltd. From 1998 to 2000, Mr. Tay was the Managing Director and Deputy Chief Executive Officer of SembCorp Industries Ltd and has held various senior positions in Singapore Technologies Industrial Corporation Ltd. Mr. Tay currently also sits on the board of various companies including Straco Corporation Limited, Pan-United Corporation Ltd, TauRx Therapeutics Ltd and Civil Aviation Authority of Singapore. Mr. Tay received his Bachelor of Engineering (Electrical) (Honors) from Auckland University and his Masters of Science in Systems Engineering from the former University of Singapore (now National University of Singapore).
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
Philip Tan Yuen Fah
     Philip Tan has served on our Board of Directors and as our Chairman of the Audit Committee since October 2003. He also currently sits on the board of various companies including Guthrie GTS Ltd and Singapore Food Industries Ltd. Mr. Tan was in the commerce and industry sector for 11 years prior to entering the banking and financial sector. He joined the Overseas Union Bank in 1979 holding various senior positions and retired in 2002 as Executive Vice President, Corporate Services. Mr. Tan holds a Bachelor of Accountancy from the University of Singapore and a Bachelor of Laws from the University of Wolverhampton, UK. He also holds a post-graduate diploma in Business Administration from the Manchester Business School, UK. He is a Fellow of the Institute of Certified Public Accountants of Singapore, CPA (Australia), Chartered Association of Certified Accountants, UK and an Associate of the Chartered Institute of Management Accountants, UK.
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
Steven H. Hamblin
     Steven H. Hamblin has served on our Board of Directors and as a member of the Audit Committee since January 2006. He is currently an independent consultant and also sits on the Board of STATS ChipPAC Ltd, which is also dual listed on the Singapore Exchange and Nasdaq. Mr. Hamblin brings to Chartered more than 30 years of experience in the electronics industry. From 1984 to 1996, Mr. Hamblin held various senior positions in Compaq Computer Corporation or Compaq, including Vice President of Systems Division Operations, Vice President of Finance and Manufacturing Strategy, and Vice President and General Manager of the Asia/Pacific Division. Prior to joining Compaq, Mr. Hamblin held various financial controller positions with Texas Instruments and General Instrument. Mr. Hamblin holds a Bachelor of Science degree in Civil Engineering from the University of Missouri, Columbia and a Master of Science degree in Industrial Administration from Carnegie-Mellon University. Mr. Hamblin is also a licensed CPA in the state of Texas.
Maurizio Ghirga
     Maurizio Ghirga has served on our Board of Directors and as a member of the Audit Committee since November 2006. Mr. Ghirga brings to Chartered more than 40 years of experience in the electronics and oil industries. Mr. Ghirga held various senior positions with ESSO Italy and ESSO Chemical Italy, both subsidiaries of EXXON Co. prior to joining SGS Microelectronics in 1983 as the chief financial officer. After a merger of SGS Microelectronics and Thomson Semiconductors and the formation of SGS-Thomson (now known as STMicroelectronics) in 1987, Mr. Ghirga was appointed as the corporate vice president and chief financial officer. Mr Ghirga, in his capacity as chief financial officer of ST Microelectronics, contributed to the initial public offering of ST Microelectronics on the New York Stock Exchange in 1994. After his retirement in 2003, Mr. Ghirga served as the senior advisor to the president of ST Microelectronics. From early 2005 to the middle of 2006, Mr. Ghirga was the president and chief executive officer of Accent srl Design Technology Services, a silicon-design joint venture company between ST Microelectronics and Cadence Design Systems Inc. Mr. Ghirga holds degrees in economics and finance at the University of Genoa.
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
Hsia Liang Choo, PhD
     Dr. Hsia Liang Choo has served as our Senior Vice President, Technology Development since June 2005. He is responsible for Chartered’s technology development organization and directing our company’s efforts toward technology leadership in the foundry industry. From October 2000 to May 2005, Dr. Hsia served as our Vice President of Advanced Module Development and led Chartered’s collaborative development efforts at 90nm and 65nm. Dr. Hsia draws on nearly 25 years of experience in semiconductor technology development. Prior to joining Chartered, Dr. Hsia was director of technology development at United Microelectronics Corporation in Taiwan. He also spent over a decade with IBM as an advisory scientist in various divisions. Dr. Hsia was awarded 25 US patents with 16 more pending, and his work was featured in more than 80 technical publications. Dr. Hsia holds a doctorate degree in physics from Ohio State University.
Michael J. Rekuc
     Michael J. Rekuc has served as our Senior Vice President, Worldwide Sales and Marketing since August 2003. He has the overall responsibility for global sales, marketing and services, customer support and regional business operations. From January 1999 to July 2003, Mr. Rekuc served as our President of our Americas operations. Mr. Rekuc has over 30 years of electronics and semiconductor industry experience. From 1976 until joining Chartered in January 1999, Mr. Rekuc held sales, management and director positions in the semiconductor product sector of Motorola Inc. His last few positions at Motorola Inc. included worldwide responsibilities as global sales director for wireless subscriber systems and a two-year role as vice president and sales director for personal computers, computing and peripherals. Mr. Rekuc holds a BSEE from Lawrence University of Technology.
Simon Yang, PhD
     Dr Simon Yang has served as our Senior Vice President and Chief Technology Officer since October 2005. Dr. Yang is responsible for developing and driving strategic programs in support of Chartered’s corporate objectives and long-term strategic direction. Dr. Yang brings more than 18 years of experience in the semiconductor industry. He previously held key positions in technology development and advanced fab operations. Dr. Yang was a senior vice president for logic technology development and manufacturing at Semiconductor Manufacturing International Corporation (SMIC) and prior to that, a director of logic device and process integration at Intel. Prior to joining Chartered, he was president and Chief Executive Officer of Ciwest, a semiconductor start-up based in China. Dr. Yang has been awarded 12 U.S. patents and is the author or co-author of more than 30 technical papers. Dr. Yang holds a bachelor’s degree in electrical engineering from Shanghai University of Science and Technology, and a master’s degree in physics and doctorate degree in materials engineering from Rensselaer Polytechnic Institute in Troy, New York.
Roy Kannan
     Roy Kannan has served as our Vice President and Chief Information Officer, or CIO, since September 2003. Mr. Kannan is responsible for our global information technology organization and for driving our company’s strategic initiative to extend a virtual business systems network for supporting the business systems network for supporting the business requirements of customers, partners, suppliers and employees. He joined us from the RGM group, a multi-divisional conglomerate, where he was the CIO. His responsibilities included the revamp of our company’s data, voice, network and security infrastructure, as well as the management of information systems, or IS, operations and data centers. During Mr. Kannan’s more than 20 years of experience in the IS industry, he has held senior positions at leading IS solutions companies such as Compaq, Mastek, Digital Equipment and Patni. Mr. Kannan holds a Bachelor of Chemical Engineering from the Indian Institute of Technology, Madras, and a post-graduate diploma in management from the Indian Institute of Management, Ahmedabad. Mr. Roy Kannan will be leaving our company and his last day is on March 9, 2007.

Leow Kim Keat
     Leow Kim Keat was appointed vice president, customer support operations and supply management organization (SMO) in November 2006. Previously vice president of customer support operations, Mr. Leow took on the added role of SMO leadership in November 2006, overseeing the company’s relationships with vendors and turnkey partners. Meanwhile, Mr. Leow continues to lead the customer support operations, as he has since February 2002, with responsibilities for corporate factory planning, industrial engineering, factory capacity; business planning and planning systems as well as tapeout operations and pricing. Mr. Leow has over 21 years of experience in semiconductor manufacturing, including more than 14 years with Chartered. Prior to Chartered, Mr. Leow spent over seven years at Texas Instruments Singapore where he held various manufacturing positions. Mr. Leow holds a Bachelor of Science from the National University of Singapore and a Graduate Diploma in Business Administration from the Singapore Institute of Management.
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
Tony Tsai
     Tony Tsai has served as our Vice President, Quality and Reliability Assurance since October 2006. Mr. Tsai is responsible for our quality and reliability assurance operations. Mr. Tsai has over 30 years of experience in driving quality in manufacturing operations. Before joining Chartered, he spent more than 10 years with Powerchip Semiconductor Corporation, where he last held the position of chief quality officer. Prior to that, Mr. Tsai was head of reliability and quality assurance operations at Motorola Taiwan. He also held quality control and assurance positions in Bourns (Electronics) Taiwan and Precision Monolithic Incorporation, an analog integrated circuit testing company which has since been bought over by Analog Devices Inc. Mr. Tsai holds a Bachelor of Electronics Engineering from Tamkang University, Taiwan, and an Executive Master of Business Administration from the National Chiao Tung University, Taiwan.
B. COMPENSATION OF DIRECTORS AND SENIOR MANAGEMENT
     Our company’s total compensation framework is aimed to link our employees’ compensation to annual overall business and personal performance targets, and create sustained wealth for the shareholders. To ensure competitiveness, we consistently benchmark our total compensation plan with relevant market practices to attract and retain talents in the tight market human capital environment in the semiconductor industry.
     Our compensation mix consists of annual base salary, short-term incentives, long-term incentives and other benefits. We provide competitive annual base salary to our employees. Short-term incentives are paid in the form of variable cash bonuses on a quarterly and annual basis. Employees are rewarded for meeting short- term company financial targets. The short-term incentives are also based on overall individual performance and behavioral ratings.

     The long-term incentives comprise deferred retention plans for critical resources and share-based compensation plan. Deferred retention plans refer to compensation schemes where monetary rewards are granted to employees who are our critical resources but the payments are deferred over a period of time. We currently have three share-based compensation plans, namely our Share Option Plan 1999, or the 1999 Option Plan, our Chartered Employee Share Purchase Plan, or Chartered ESPP 2004, and the Share Purchase Plan for employees of SMP, or SMP ESPP 2004. The objective of the share-based compensation plans is to reward key employees for achieving long-term company targets and to create employee share ownership. Participation in the share-based compensation plan depends on the individual responsibility, performance level and contributions to the business. Other benefits provided to employees include leave, medical, group insurance and other employee welfare benefits, which we believe are comparable to industry practices. We also regularly organize activities for employees and their families to enhance their work-life balance.
     Our overall compensation philosophy is to ensure competitive annual base salary and benefits to our employees, with variable components tied to delivery of company financial results, and individual performance and contributions to the business.
     To drive growth and profitability of the company and to motivate our senior management and employees to work towards achieving the company’s annual and long-term performance goals, the ERCC has introduced, and may from time to time introduce, compensation schemes such as performance bonus, executive incentive plans and share-based compensation plans. At the 2007 shareholders’ annual general meeting, we intend to propose the adoption of two new share-based compensation plans, namely, the Restricted Share Unit Plan 2007 and the Performance Share Unit Plan 2007 for shareholders’ approval. More details will be provided in the proxy statement for the annual general meeting to be distributed to the shareholders.
     During 2006, we granted options to purchase 4,750,000 ordinary shares to our directors and senior management. These options were granted under our Option Plan 1999. The exercise price of these options is S$1.21. The expiration dates of these options range from August 25, 2011 to August 26, 2016, subject to annual vesting requirements. See “Item 6. Directors, Senior Management and Employees — E. Share ownership for Directors and Senior Management” for further details.
     The aggregate compensation we paid to or accrued for all of our directors and senior management for services rendered to us and our subsidiaries during the fiscal years ended December 31, 2005 and 2006 were approximately $5.2 million and $6.0 million, respectively. The increase is mainly due to the increase in retainer fees payable to directors and the variable bonus awarded to the senior management (including amounts paid to or accrued for our Chief Executive Officer and President and our top five senior executives) in view of the goals attained and performance of our company in 2006.
     We also provide our directors and our senior management with customary director or senior management insurance, as appropriate. Our President and Chief Executive Officer does not have a guaranteed minimum annual bonus.
     We provide a table below setting out the compensation paid or proposed to be paid to our directors for services rendered during the fiscal year ended December 31, 2006.
     We also provide below a table setting out the aggregate compensation paid or proposed to be paid to our Chief Executive Officer and President and our top five senior executives for services rendered during the fiscal year ended December 31, 2006. The table also sets out the names of the top five senior executives, their compensation categorized in the bands of $200,000 and a breakdown in percentage terms of the remuneration earned through base salary, variable or performance-related bonuses, benefits in kind and share options granted.

     Compensation table for directors for services rendered in the year ended December 31, 2006

						Options	Exercise
				Director’s		Granted	Price
	Salary(1)	Bonus(2)	Others(3)	Fees(4)	Total	in 2006	S$	Exercise Period
	(US$ in thousands, except options data)
Chia Song Hwee	490	469	149	—	1,108	1,000,000	1.21	25/08/2007 to 25/08/2016
James A. Norling	—	—	—	108	108	120,000	1.21	25/08/2007 to 25/08/2011
Andre Borrel	—	—	—	66	66	70,000	1.21	25/08/2007 to 25/08/2011
Charles E. Thompson	—	—	—	57	57	70,000	1.21	25/08/2007 to 25/08/2011
Tsugio Makimoto	—	—	—	50	50	70,000	1.21	25/08/2007 to 25/08/2011
Tay Siew Choon	—	—	—	45	45	70,000	1.21	25/08/2007 to 25/08/2011
Peter Seah Lim Huat	—	—	—	51	51	95,000	1.21	25/08/2007 to 25/08/2011
Philip Tan Yuen Fah	—	—	—	49	49	95,000	1.21	25/08/2007 to 25/08/2011
Pasquale Pistorio	—	—	—	51	51	70,000	1.21	25/08/2007 to 25/08/2011
Steven H. Hamblin(5)	—	—	—	61	61	70,000	1.21	25/08/2007 to 25/08/2011
Sum Soon Lim(6)	—	—	—	18	18	—	—	—
Robert E. La Blanc(6)	—	—	—	23	23	—	—	—
Maurizio Ghirga(5)	—	—	—	12	12	—	—	—

Total as of December 31, 2006	490	469	149	591	1,699

Total as of December 31, 2005	406	194	35	463	1,098

Notes:

(1)	Base salary (inclusive of employers’ Central Provident Fund, or CPF).

(2)	Bonus paid in February 2007 for services rendered in 2006, inclusive of employer CPF contribution.

(3)	Allowances (inclusive of employers’ CPF) and others.

(4)	Shareholders’ approval will be sought at our annual general meeting to be held in April 2007 for the payment of our directors’ fees of approximately $591,000 for the fiscal year ended December 31, 2006.

(5)	Messrs. Steven H. Hamblin and Maurizio Ghirga were appointed as our Directors in January 2006 and November 2006, respectively.

(6)	Messrs Sum Soon Lim and Robert E. La Blanc. retired from our Board of Directors in April 2006.

(7)	For disclosure purposes, all payments in Singapore dollars are converted to United States dollars based on the exchange rate of S$1.5418 = US$1.00 as of December 31, 2006.

     Compensation table for Chief Executive Officer and President and top five senior executives for services rendered in the year ended December 31, 2006.

					Total Options
	Salary	Bonus	Others	Total	Granted in 2006	Exercise Price	Exercise Period
	(1)	(2)	(3)		(4)	S$
	(US$ in thousands, except options data)
Above US$900,000
Chia Song Hwee	490	469	149	1,108	1,000,000	1.21	25/08/2007 to 25/08/2016
	44%	42%	14%	100%

US$700,000 –US$899,000
Nil

US$500,000 – US$699,000

Aggregate of top five senior executives	1,694	613	716	3,023	2,100,000	1.21	25/08/2007 to 25/08/2016
Average per person	339	123	143	605

Ang Kay Chai	65%	26%	9%	100%	400,000	1.21	25/08/2007 to 25/08/2016
George Thomas	56%	22%	22%	100%	400,000	1.21	25/08/2007 to 25/08/2016
Hsia Liang Choo	50%	13%	37%	100%	400,000	1.21	25/08/2007 to 25/08/2016
Michael J Rekuc	58%	16%	26%	100%	400,000	1.21	25/08/2007 to 25/08/2016
Yang Simon Shi-Ning	53%	25%	22%	100%	500,000	1.21	25/08/2007 to 25/08/2016

Notes:

(1)	Base salary (inclusive of employers’ Central Provident Fund, or CPF).

(2)	Bonus paid in February 2007 for services rendered in 2006, inclusive of employer CPF contribution.

(3)	Allowances (inclusive of employers’ CPF) and others.

(4)	In number of ordinary shares.

(5)	For disclosure purposes, all payments in Singapore dollars are converted to United States dollars based on the exchange rate of S$1.5418 = US$1.00 as of December 31, 2006.
C. BOARD PRACTICES
BOARD COMPOSITION
     Our Articles of Association set the minimum number of directors at two. We currently have 11 directors. A portion of our directors (including our President and Chief Executive Officer) retire by rotation and are re-elected at each annual general meeting of shareholders. The number of directors retiring and eligible to stand for re-election each year varies, but generally, it is equal to one-third of the board, with the directors who have been in office longest since their re-election or appointment standing for re-election. Our contracts with our directors (and also our senior management) do not have fixed expiry dates but can be terminated by either party subject to notice provisions. None of our directors receive benefits upon termination of their appointment in their capacity as directors. Messrs. Sum Soon Lim and Robert E. La Blanc retired at our annual general meeting of shareholders in April 2006 and did not seek re-election. Messrs. Steven H. Hamblin and Maurizio Ghirga were appointed to our Board of Directors on January 1, 2006 and November 2, 2006, respectively.
     As of December 31, 2006, Temasek, through its subsidiary, ST Semiconductors, beneficially owned approximately 59.56% of our outstanding ordinary shares. As such, it is able to control actions over many matters requiring approval by our shareholders, including the election of directors.
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
     The Board of Directors held five meetings during the fiscal year ended December 31, 2006, including four regularly scheduled meetings and one special meeting. The Board of Directors also held meetings without senior management in regular sessions which are generally held immediately after a regularly scheduled Board meeting.
Committees of the Board of Directors
Executive Committee
     The Executive Committee of our Board of Directors was established to enable our Board to delegate some of its powers and functions regarding the governing of the affairs of our company and our subsidiaries to the Executive Committee in order to facilitate timely decision-making processes within the limits of authority as determined by our Board. The members of the Executive Committee are Messrs. James A. Norling (chairman), Peter Seah Lim Huat, Tay Siew Choon and Chia Song Hwee. The Executive Committee held one meeting during the fiscal year ended December 31, 2006.
Audit Committee
     The Audit Committee of our Board of Directors consists of three members. The Audit Committee reviews, acts on and reports to the Board of Directors regarding various auditing and accounting matters. In particular, the Audit Committee reviews the financial statements of our company, the scope and results of annual audits (both internal and external), the recommendations of our independent auditors and the response of our company’s management to both the internal and external audits. The Audit Committee met four times in 2006 with the external and internal auditors without the presence of management. It also oversees related party transactions, including all material transactions between us and the Temasek group. In December 2004, the Audit Committee adopted a Whistleblower Program to encourage ethical conduct and facilitate disclosures. In addition, the Audit Committee has also established a Business Ethics and Review Committee to implement and administer our company’s policies on ethical conduct and to receive, retain, investigate and act on complaints and concerns of employees regarding violations of our company’s human resource policies addressing employee business practices and our code of ethics.
     The members of the Audit Committee are Messrs. Philip Tan Yuen Fah (chairman), Steven H. Hamblin and Maurizio Ghirga (appointed as of November 2, 2006). The Audit Committee held nine meetings during the fiscal year ended December 31, 2006. Mr. Andre Borrel ceased to be a member of the Audit Committee on February 1, 2007.
Executive Resource and Compensation Committee
     The ERCC of our Board of Directors oversees executive compensation and development in our company with the goal of building capable and committed management teams through competitive compensation, focused management and progressive policies which can attract, motivate and retain a pool of talented executives to meet our current and future growth plans. The ERCC establishes compensation policies for key executives, approves salary reviews, bonuses and incentives for key executives, approves share incentives, including share options and share ownership plans for executives, approves key appointments and reviews succession plans for key positions, and oversees the development of key executives and talented executives.
     The members of the ERCC are Messrs. Peter Seah Lim Huat (chairman), James A. Norling, Andre Borrel, Charles E. Thompson and Tay Siew Choon. The ERCC held five meetings during the fiscal year ended December 31, 2006.

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
     The members of the NC are Messrs. James A. Norling (chairman), Peter Seah Lim Huat, Andre Borrel, Charles E. Thompson and Tay Siew Choon. The NC held four meetings during the fiscal year ended December 31, 2006.
D. EMPLOYEES
     As of December 31, 2006, our total staff strength (including employees of our subsidiary, CSP) was 4,681 employees. The following tables sets forth the total number of employees as of the dates indicated by functional responsibility and by geographical locations.

	As of December 31,
Functions	2004	2005	2006
Engineering (Modules, Yield Engineering, Process Integration, Product Engineering, Joint Venture Technology, Metrology)	1,410	1,677	1,856
Manufacturing Operations	900	880	1,011
Manufacturing Support	572	638	724
Research and Development	253	370	508
Administration, Marketing and Finance	471	508	582

Total	3,606	4,073	4,681

	As of December 31,
Geographical Locations	2004	2005	2006
Singapore	3,479	3,932	4,540
Americas	87	104	103
Europe	17	16	15
Asia-Pacific (other than Singapore)	23	21	23

Total	3,606	4,073	4,681

     As of December 31, 2006, we had a total of 629 temporary employees. The average number of temporary employees in 2006 based on the number of temporary employees at the end of each month end was 700 per month.
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

E. SHARE OWNERSHIP FOR DIRECTORS AND SENIOR MANAGEMENT
     The following table sets forth certain information with respect to the beneficial ownership of our ordinary shares including ordinary shares held directly or in the form of ADSs for each of our directors and our president and chief executive officer and all of our directors and senior management as a group as of December 31, 2006, based on an aggregate of 2,535,895,593 ordinary shares outstanding as of such date.

	No. of Ordinary
	Shares Beneficially
Directors	Owned(1)
James A. Norling	1,596,804
Chia Song Hwee	6,227,128
Andre Borrel	312,947
Charles E. Thompson	285,054
Tsugio Makimoto	228,304
Tay Siew Choon	461,326	> Please see note (2)
Peter Seah Lim Huat	301,887	below
Philip Tan Yuen Fah	170,000
Pasquale Pistorio	2,560,000
Steven H. Hamblin	10,000
Maurizio Ghirga	0
All directors and senior management(3) as a group (21 persons)	21,173,271

Notes:

(1)	Gives effect to the ordinary shares issuable within 60 days from December 31, 2006 upon the exercise of all options and other rights beneficially owned by the indicated shareholders on that date. Beneficial ownership is determined in accordance with the rules of the SEC and includes voting and investment power with respect to ordinary shares. Except for 36,000 shares held by James A. Norling and 132,070 shares held by Michael J. Rekuc which are jointly held, the persons named in the table have sole voting and sole investment control with respect to all ordinary shares beneficially owned

(2)	Less than 1% of our outstanding ordinary shares as of December 31, 2006.

(3)	None of our directors or senior management individually owns 1% or more of our outstanding ordinary shares.
Share Options for Directors
     The following table contains information pertaining to share options held by directors as of December 31, 2006.

Directors	As of December 31, 2006		Exercise Price S$	Exercise Period
James A. Norling	58,609		3.46	22/02/2003 to 22/02/2007
	1,172,195		3.88	01/05/2002 to 01/05/2012
	58,609		1.86	30/08/2003 to 30/08/2007
	50,000		0.72	28/02/2004 to 28/02/2008
	60,000		1.10	29/08/2004 to 29/08/2008
	110,000		1.70	27/02/2005 to 27/02/2009
	110,000		1.16	26/08/2006 to 26/08/2010
	120,000	*	1.21	25/08/2007 to 25/08/2011

Chia Song Hwee	20,935		1.00	28/11/1998 to 28/11/2007
	61,704		0.80	30/11/1998 to 29/11/2008
	26,444		0.80	30/04/1999 to 29/04/2009
	234,439		2.86	29/10/1999 to 29/10/2009
	70,331		2.86	29/04/2000 to 29/10/2009
	410,268		14.24	06/04/2001 to 06/04/2010
	527,487		10.12	03/10/2001 to 03/10/2010
	263,743		4.05	28/03/2002 to 28/03/2011
	263,743		4.26	15/08/2002 to 15/08/2011
	234,439		3.46	22/02/2003 to 22/02/2012
	2,344,391		1.86	30/08/2003 to 30/08/2012
	300,000		0.72	28/02/2004 to 28/02/2013
	700,000		1.10	29/08/2004 to 29/08/2013
	1,000,000		1.70	27/02/2005 to 27/02/2014
	220,000		1.02	30/07/2004 to 30/07/2014
	1,000,000		1.16	26/08/2006 to 26/08/2015
	1,000,000	*	1.21	25/08/2007 to 25/08/2016

Directors	As of December 31, 2006		Exercise Price S$	Exercise Period
Andre Borrel	46,887		3.46	22/02/2003 to 22/02/2007
	46,887		1.86	30/08/2003 to 30/08/2007
	40,000		0.72	28/02/2004 to 28/02/2008
	45,000		1.10	29/08/2004 to 29/08/2008
	85,000		1.70	27/02/2005 to 27/02/2009
	60,000		1.16	26/08/2006 to 26/08/2010
	70,000	*	1.21	25/08/2007 to 25/08/2011

Charles E. Thompson	29,304		3.46	22/02/2003 to 22/02/2007
	29,304		1.86	30/08/2003 to 30/08/2007
	25,000		0.72	28/02/2004 to 28/02/2008
	35,000		1.10	29/08/2004 to 29/08/2008
	60,000		1.70	27/02/2005 to 27/02/2009
	60,000		1.16	26/08/2006 to 26/08/2010
	70,000	*	1.21	25/08/2007 to 25/08/2011

Tsugio Makimoto	29,304		3.46	22/02/2003 to 22/02/2007
	29,304		1.86	30/08/2003 to 30/08/2007
	25,000		0.72	28/02/2004 to 28/02/2008
	35,000		1.10	29/08/2004 to 29/08/2008
	60,000		1.70	27/02/2005 to 27/02/2009
	60,000		1.16	26/08/2006 to 26/08/2010
	70,000	*	1.21	25/08/2007 to 25/08/2011

Peter Seah Lim Huat	23,443		3.46	22/02/2003 to 22/02/2007
	46,887		1.86	30/08/2003 to 30/08/2007
	40,000		0.72	28/02/2004 to 28/02/2008
	45,000		1.10	29/08/2004 to 29/08/2008
	85,000		1.70	27/02/2005 to 27/02/2009
	85,000		1.16	26/08/2006 to 26/08/2010
	95,000	*	1.21	25/08/2007 to 25/08/2011

Tay Siew Choon	29,304		3.46	22/02/2003 to 22/02/2007
	234,439		3.88	01/05/2002 to 01/05/2007
	46,887		1.86	30/08/2003 to 30/08/2007
	25,000		0.72	28/02/2004 to 28/02/2008
	35,000		1.10	29/08/2004 to 29/08/2008
	60,000		1.70	27/02/2005 to 27/02/2009
	60,000		1.16	26/08/2006 to 26/08/2010
	70,000	*	1.21	25/08/2007 to 25/08/2011

Philip Tan Yuen Fah	85,000		1.70	27/02/2005 to 27/02/2009
	85,000		1.16	26/08/2006 to 26/08/2010
	95,000	*	1.21	25/08/2007 to 25/08/2011

Pasquale Pistorio	60,000		1.16	26/08/2006 to 26/08/2010
	70,000	*	1.21	25/08/2007 to 25/08/2011

Steven H. Hamblin	70,000	*	1.21	25/08/2007 to 25/08/2011

Note:

*	Options that were granted in 2006.
Employee Benefit Plans
Share Option Plan 1999
     On March 30,1999, we adopted our Share Option Plan 1999, which we refer to as the 1999 Option Plan. The purpose of the plan is to put our company in a competitive position as an employer. Options granted under the 1999 Option Plan may be non-statutory options or incentive stock options intended to qualify under Section 422 of the U.S. Internal Revenue Code of 1986, as amended, or the Code.
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
     As of December 31, 2006, options to purchase 119,842,980 ordinary shares were issued and outstanding under our 1999 Option Plan, of which options to purchase 28,659,419 ordinary shares were held by our directors and senior management. The exercise prices of all outstanding options range from S$0.69 to S$14.24 and the expiration dates of all options range from February 22, 2007 to October 3, 2016.
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
Employee Share Purchase Plans
     In April 2004, we adopted our Chartered Employee Share Purchase Plan, which we refer to as the Chartered ESPP 2004, and Share Purchase Plan for employees of SMP, which we refer to as the SMP ESPP 2004. The Chartered ESPP 2004 was established as part of our overall employee compensation policy to put our company and SMP in a competitive position as an employer. The Chartered ESPP 2004 and the SMP 2004 are on substantially similar terms except that the Chartered ESPP 2004 is intended to qualify under Section 423 of the Code while the SMP ESPP 2004 is not intended to qualify under Section 423 of the Code.
     The Chartered ESPP 2004 and SMP ESPP 2004 are administered by the ERCC. Subject to certain restrictions, our employees are eligible to participate in the Chartered ESPP 2004 and certain employees of SMP are eligible to participate in the SMP 2004. Eligible employees who elect to participate in the Chartered ESPP 2004 or the SMP ESPP 2004 may designate up to 10% of their respective monthly compensation towards the purchase of our company’s shares. Prior to March 2005, the purchase price of our company’s shares under Chartered ESPP 2004 and SMP ESPP 2004 prior to the offering cycle commencing March 1, 2005 was at a price representing the lower of (a) a 15% discount from the fair market value of the ordinary shares on the last trading day in such offering period, or (b) a 15% discount of the fair market value of the ordinary shares on the last trading day before the commencement of such offering period. The ERCC however may alter the method of determining the purchase price payable by the participants in order to reduce or eliminate any share based compensation charge which our company may incur with respect to the Chartered ESPP 2004 or SMP ESPP 2004. With effect from March 1, 2005, the purchase price of our company’s shares under Chartered ESPP 2004 and SMP ESPP 2004 was increased to a price representing 95% of the fair market value of the ordinary shares applied to our company’s average share price on the last trading day of the offer period.
     The aggregate number of ordinary shares that are available for purchase under the Chartered ESPP 2004 and the SMP ESPP 2004 taken together is 30,000,000 ordinary shares with a limit of 3,000,000 ordinary shares per calendar year. A total of 1,155,720 ordinary shares were issued in 2006 under the Chartered ESPP 2004 and the SMP ESPP 2004.

     The Board has the right to amend, suspend or terminate the Chartered ESPP 2004 or the SMP ESPP 2004 at any time and without notice. Shareholders’ approval will be required, however, to change the maximum aggregate number of ordinary shares to be issued under the plans, except for a change in the number of ordinary shares due to a share dividend, a subdivision or consolidation of ordinary shares, or other change in our capital structure. In addition, shareholders’ approval will be required to change the eligibility requirements for participation in the Chartered ESPP 2004 or the SMP ESPP 2004, and for any other amendment of the plans to the extent required by applicable law or regulation.
Equity Compensation Plan Information as of December 31, 2006

		(b)	(c)
		Weighted-	Number of Securities
	(a)	average	Remaining Available
	Number of Securities	Exercise Price of	for Future Issuance
	to be Issued upon	Outstanding	under Equity
	Exercise of	Options,	Compensation Plans
	Outstanding Options,	Warrants and	(Excluding Securities
Plan Category	Warrants and Rights	Rights	in Column (a))
Equity compensation plans approved by shareholders	119,842,980	$1.89	108,223,143
Equity compensation plans not approved by shareholders	N.A.*	N.A.*	N.A.*
Total	119,842,980	$1.89	108,223,143

Note:

*	Chartered does not have any equity compensation plans which have not been approved by shareholders.
ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
A. MAJOR SHAREHOLDERS
     The following table sets forth certain information with respect to each person or group of affiliated persons who is known by us to beneficially own 5% or more of our ordinary shares as of January 31, 2007 based on an aggregate of 2,536,172,438 ordinary shares outstanding as of such date:

	Ordinary Shares(1)
	Beneficially Owned(2)
Shareholders Holding 5% or More(3)	Number	Percentage
Temasek Holdings (Private) Limited	1,510,324,883	59.55%

Notes:

(1)	The number of ordinary shares listed in this table includes ordinary shares held directly or in the form of ADSs.

(2)	Beneficial ownership is determined in accordance with the rules of the SEC and includes voting and investment power with respect to ordinary shares. Unless otherwise indicated, the persons named in the table have sole voting and sole investment control with respect to all ordinary shares beneficially owned.

(3)	The 1,510,324,883 ordinary shares beneficially owned by Temasek consists of the 1,510,324,883 ordinary shares held by ST Semiconductors out of which 215,000,000 ordinary shares are subject to the terms of a securities lending agreement entered into by ST Semiconductors with a certain financial institution. ST Semiconductors is a wholly-owned subsidiary of Temasek. Temasek may therefore be deemed to beneficially own the shares owned by ST Semiconductors.
     As of January 31, 2007, 669,129 of our ordinary shares, representing 0.03% of our outstanding ordinary shares, were held by a total of 108 holders of record with addresses in the U.S. As of the same date, 8,274,110 of our ADSs (representing 82,741,100 ordinary shares), representing 3.26% of our outstanding ordinary shares, were held by a total of 10 registered holders of record with addresses in and outside of the U.S. Since certain of these ordinary shares and ADSs were held by brokers or other nominees, the number of record holders in the U.S. may not be representative of the number of beneficial holders or where the beneficial holders are resident. All holders of our ordinary shares are entitled to the same voting rights.
B. RELATED PARTY TRANSACTIONS
The Temasek Group
     As of December 31, 2006, Temasek, through its subsidiary, ST Semiconductors, beneficially owned approximately 59.56% of our outstanding ordinary shares. As a result, Temasek is able to control actions over many matters requiring approval by our shareholders, including the election of directors and approval of significant corporate transactions. Temasek is owned by the Minister for Finance (Incorporated) of Singapore and is an Asia investment company with investments in a range of industries, which include telecommunications and media, financial services, property, transportation and logistics, energy and resources, infrastructure, engineering and technology, as well as pharmaceuticals and biosciences. Mr. Peter Sean Lim Huat is a member of the Temasek Advisory Panel.
     We also have contractual and other business relationships with several of Temasek’s affiliates and we may also engage in material transactions with several of Temasek’s affiliates from time to time. Consequently, conflicts of interest may arise between us in certain circumstances. See Note 2(a) to the consolidated financial statements.
Financial Support Provided by Singapore Technologies
     Prior to December 31, 2004, Singapore Technologies Pte Ltd, or Singapore Technologies, (then a subsidiary of Temasek) was our substantial shareholder and was a holding company for a group of companies. On December 31, 2004, Temasek, as part of the rationalization plan to manage Temasek’s capital structure more efficiently, acquired all of Singapore Technologies’ interest in our company and pursuant to such restructuring, Singapore Technologies’ holdings in our company were transferred to Temasek.
     Prior to December 31, 2004, we had contracted with Singapore Technologies a majority of our forward purchases of foreign exchange and from time to time, we had also advanced funds to or borrowed funds from Singapore Technologies at interest rates comparable to rates offered by commercial banks in Singapore. We also participated with Singapore Technologies and/or its affiliates in a pooled cash management arrangement managed by a bank where cash balances were pooled and daily cash surpluses or shortfalls were allowed, on a short-term basis, to be lent to or borrowed from other Singapore Technologies affiliates participating in the arrangement at prevailing interbank rates. In addition, we had also placed short-term deposits with Singapore Technologies and/or its affiliates having maturities of less than three months. The interest income received in 2004 was $2.9 million. Singapore Technologies also provided us with a short-term credit facility. Since December 31, 2004, these activities have been discontinued.
     As of December 31, 2004, $28.1 million of our debt was guaranteed by Singapore Technologies and as of December 31, 2005 and 2006, none of our debt was guaranteed by Singapore Technologies.
Corporate Services Provided by Singapore Technologies
     Prior to December 31, 2004, we had a service agreement with Singapore Technologies pursuant to which it provided us with management and corporate support services such as treasury, cash management, internal audit, training and executive resources, information technology, bank guarantees and provision of standby credit facilities. In return for those services, support and benefits, we paid Singapore Technologies an annual management fee based on a service based fee arrangement. The management fee was itemized to allow us to compare them with similar services provided by unrelated third parties. In addition, we reimbursed Singapore Technologies for the third-party costs and expenses it incurred on our behalf. Effective from December 31, 2004, the service agreement with Singapore Technologies was terminated and we now perform these services internally or directly contract with other service providers.
     In 2004, management fees with Singapore Technologies amounted to $2.7 million. There were no management fees payable to Singapore Technologies in 2005 and 2006 as our service agreement with Singapore Technologies was terminated effective from December 31, 2004. We also reimbursed Singapore Technologies for costs and expenses incurred on our behalf, principally certain of our payroll expenses paid through Singapore Technologies. Such reimbursements totaled $7.1 million in 2004. There were no such reimbursements in 2005 and 2006.
Other Transactions
     In 2006, we transacted business with affiliates of Temasek in the normal course of our respective businesses.
     We paid STATS ChipPAC $19.1 million, $12.9 million and $10.6 million in 2004, 2005 and 2006, respectively, for services rendered in those years. We also paid other affiliates of Temasek $2.2 million, $0.9 million and $0.5 million in 2004, 2005 and 2006, respectively, for services rendered in those years. We purchased $0.4 million, $4.0 million and $1.8 million in assets from affiliates of Temasek in 2004, 2005 and 2006, respectively. These transactions were in the normal course of business.
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
     Lease payments in respect of the leases described above for the years ended December 31, 2004, 2005 and 2006 were approximately $2.8 million, $2.7 million and $3.3 million, respectively.
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
Export Sales
Please see “Item 4. Information On Our Company — B. Business Overview — Customers and Markets.”
Dividend Policy
     In December 1995 and January 1997, we paid a cash dividend on our ordinary shares in an amount equivalent to $87,000 and $93,000, respectively, for the purpose of qualifying our ordinary shares as “trustee stock” eligible for investment by account holders of the CPF, a mandatory employee pension plan administered by the Government of Singapore. Except for these dividends, we have not, since our inception, declared or paid any cash dividends on our ordinary shares. We do not currently anticipate paying any cash dividends for 2006. We may, by ordinary resolution, declare dividends at a general meeting, but we may not pay dividends in excess of the amount recommended by our Board of Directors. Our Board of Directors may also declare interim dividends without seeking shareholder approval. We must pay all dividends out of our profits or pursuant to Section 403 of the Companies Act, Chapter 50 of Singapore, or the Companies Act. In making its recommendation, our Board of Directors will consider, among other things, our future earnings, operations, capital requirements and general financial condition, as well as general business conditions and other factors which our Board of Directors may determine are appropriate. Some of our loan agreements restrict the payment of dividends without the prior consent of the lender. We currently intend to retain future earnings, if any, to finance expansion of our business.
Legal Proceedings
     As of December 31, 2006, we are not involved in any legal or arbitration proceedings that we believe would be significantly harmful to our company.
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
(a) Annual high and low market prices

	Nasdaq
	High	Low
January 1, through December 31, 2002	$27.10	$3.94
January 1, through December 31, 2003	$11.00	$3.48
January 1, through December 31, 2004	$11.35	$5.76
January 1, through December 31, 2005	$9.01	$5.52
January 1, through December 31, 2006	$11.81	$6.70

Singapore Exchange
	High	Low
January 1, through December 31, 2002	S$4.81	S$0.71
January 1, through December 31, 2003	S$1.93	S$0.63
January 1, through December 31, 2004	S$1.89	S$0.92
January 1, through December 31, 2005	S$1.44	S$0.92
January 1, through December 31, 2006	S$1.84	S$1.03
(b)  Quarterly high and low market prices

	Nasdaq
	High	Low
January 1, through March 31, 2005	$7.37	$5.62
April 1, through June 30, 2005	$8.21	$5.56
July 1, through September 30, 2005	$9.01	$6.58
October 1, through December 31, 2005	$7.90	$5.52
January 1, through March 31, 2006	$9.67	$7.60
April 1, through June 30, 2006	$11.81	$8.16
July 1, through September 30, 2006	$8.84	$6.70
October 1, through December 31, 2006	$9.15	$7.29

Singapore Exchange
	High	Low
January 1, through March 31, 2005	S$1.20	S$0.92
April 1, through June 30, 2005	S$1.35	S$0.93
July 1, through September 30, 2005	S$1.44	S$1.10
October 1, through December 31, 2005	S$1.34	S$0.95
January 1, through March 31, 2006	S$1.57	S$1.26
April 1, through June 30, 2006	S$1.84	S$1.29
July 1, through September 30, 2006	S$1.40	S$1.03
October 1, through December 31, 2006	S$1.40	S$1.15

(c)  Monthly high and low market prices

	Nasdaq
	High	Low
September 1, through September 30, 2006	$ 8.04	$7.41
October 1, through October 31, 2006	$ 7.89	$7.29
November 1, through November 30, 2006	$ 9.00	$7.60
December 1, through December 31, 2006	$ 9.15	$7.99
January 1, through January 31, 2007	$ 8.99	$8.08
February 1, through February 28, 2007	$10.48	$9.22

Singapore Exchange
	High	Low
September 1, through September 30, 2006	S$1.27	S$1.19
October 1, through October 31, 2006	S$1.23	S$1.15
November 1, through November 30, 2006	S$1.40	S$1.17
December 1, through December 31, 2006	S$1.40	S$1.25
January 1, through January 31, 2007	S$1.40	S$1.22
February 1, through February 28, 2007	S$1.61	S$1.40
     The last reported sale price of the ADSs as quoted on Nasdaq on February 28, 2007 was $9.82 per ADS. The last reported sale price of the ordinary shares as quoted on the Singapore Exchange on February 28, 2007 was S$1.46 per ordinary share.
     Please see “Item 3. Key Information — D. Risk Factors — Risks Related to Our Securities and Our Trading Market” regarding the nature of the trading market for our ADSs and ordinary shares.
ITEM 10. ADDITIONAL INFORMATION
A. SHARE CAPITAL
Not applicable.
B. OUR MEMORANDUM AND ARTICLES OF ASSOCIATION
     A summary of various provisions in our Memorandum and Articles of Association is provided below. This summary is qualified in its entirety by reference to our Memorandum and Articles of Association (see “Item 19. Exhibits — Exhibit 1”). The Companies (Amendment) Act 2005 of Singapore, or the Companies (Amendment) Act, which came into operation on January 30, 2006 introduced several changes to the company law regime which included the abolishment of the concepts of par value, authorized capital, share premium and the issue of shares at a discount. In addition, the Companies (Amendment) Act also introduced new provisions on share repurchases and treasury shares. Under these new provisions, a company can now repurchase shares out of share capital, as well as from profits so long as the company is solvent. Ordinary shares which are the subject of a share repurchase by a company can be held by that company as treasury shares instead of being cancelled. The right to attend and vote at meetings and the right to dividends or other distributions will be suspended for so long as the repurchased shares are held as treasury shares.
     Our company intends to propose changes to our Articles of Association at our next annual general meeting to be held on April 24, 2007 to address the above key changes introduced by the Companies (Amendment) Act as well as to streamline and rationalize certain other existing provisions in our Articles of Association.
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
Shares
     We have two classes of shares — ordinary shares and convertible redeemable preference shares, or preference shares. As of December 31, 2006, there were 2,535,895,593 ordinary shares and 28,350 preference shares issued and allotted by our company.
     Prior to the Companies (Amendment) Act becoming effective on January 30, 2006, our company’s ordinary shares had a par value of S$0.26 and each preference share had a par value of $0.01 each. As of January 30, 2006, with the abolishment of the concept of “par value” and “authorized capital”, the shares of our company have no par or nominal value.
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
Voting rights
     An ordinary shareholder is entitled to attend, speak and vote at any general meeting, in person or by proxy. A proxy need not be a shareholder. A person who holds ordinary shares through the book-entry clearance system maintained by The Central Depository (Pte) Limited, or CDP, is entitled to vote at a genera! meeting as a shareholder if his name appears on the depository register maintained by CDP 48 hours before the general meeting. Except as otherwise provided under our Articles of Association, two or more shareholders holding at least 33 1/3% of our issued and fully paid up ordinary shares must be present in person or by proxy to constitute a quorum at any general meeting. Under our Articles of Association, on a show of hands, every ordinary shareholder present in person and each proxy shall have one vote, and on a poll, every ordinary shareholder present in person or by proxy shall have one vote for each ordinary share held. A poll may be demanded in certain circumstances, including by the chairman of the meeting or by any ordinary shareholder present in person or by proxy and entitled to vote.
     Holders of our preference shares, or preference shareholders, are entitled to receive copies of our reports, accounts, circulars and notes of general meetings sent to our ordinary shareholders.
     Preference shareholders are entitled to attend, speak and vote at any class meeting of the preference shareholders, in person or by proxy, but they are not entitled to attend, speak or vote at our general meetings. However, the preference shareholders are only entitled to attend and vote (but not speak) at those general meetings, in person or by proxy, where at least one of the proposed resolutions is either in respect of amending the rights of the preference shareholders or in respect of our winding-up and such vote is restricted to those resolutions that pertain to the election of the chairman of such meeting, amendment of the rights of the preference shareholders, to our winding-up or any motion for adjournment of such meeting.
     Under our Articles of Association, at class meetings of the preference shareholders or general meetings where the preference shareholders are entitled to attend and vote, on a show of hands, every preference shareholder present in person and each proxy shall have one vote, and on a poll, every preference shareholder present in person or by proxy shall have one vote for each ordinary share into which each preference share held by such preference shareholder would have been converted if the Conversion Date as defined in our Articles of Association for such preference share were the date 48 hours preceding the date of such class meeting or general meeting. A proxy need not be a shareholder.

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
     The early redemption price and the closing sale price are defined in our Articles of Association.
     In addition, if a specified fundamental change event occurs before the close of business on the seventh business day prior to maturity or early redemption, the preference shareholders may under certain circumstances require our company to redeem all or any of the preference shares at the early redemption price per preference share.
     Our preference shareholders will not have the right to require our company to redeem any preference shares if a fundamental change occurs as defined in Article 4A.8(2)(b), (c) and (d) of our Articles of Association in certain specified circumstances.
     Singapore law contains certain restrictions on our ability to redeem our preference shares, as described in our Articles of Association.
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
Take-overs
     The Singapore Code on Take-overs and Mergers, or the Take-Over Code, regulates the acquisition of ordinary shares of public companies and contains certain provisions that may delay, deter or prevent a future take-over or change in control of our company. If a person acquires an interest (either on his own or together with parties acting in concert with him) in 30% or more of our voting shares or, if such person holding (either on his own or together with parties acting in concert with him) between 30% and 50% (both inclusive) of our voting shares acquires (either on his own or together with parties acting in concert with him) additional voting shares representing more than 1% of our voting shares in any six-

month period, he must, except with the consent of the Singapore Securities Industry Council, extend a take-over offer for the remaining voting shares in accordance with the provisions of the Take-Over Code.
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
     Subject to certain exceptions, a take-over offer must be in cash or be accompanied by a cash alternative at not less than the highest price paid by the offerer or parties acting in concert with the offerer within the preceding six months.
     Under the Take-Over Code, where effective control of a company is acquired or consolidated by a person, or persons acting in concert, a general offer to all other shareholders is normally required. An offerer must treat all shareholders of the same class in an offeree company equally. A fundamental requirement is that shareholders in the company subject to the take-over offer must be given sufficient information, advice and time to consider and decide on the offer.
Indemnity
     As permitted by Singapore law, our Articles of Association provide that, subject to the Companies Act, we will indemnify our Board of Directors and officers against any liability incurred in defending any proceedings, whether civil or criminal, which relate to anything done or omitted to have been done as an officer, director or employee. We may not indemnify our Directors and officers against any liability which by law would otherwise attach to them in respect of any negligence, default, breach of duty or breach of trust of which they may be guilty in relation to our company.
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
     Under the Companies Act, a person has a substantial shareholding in our company if he has an interest (or interests) in one or more voting shares in our company and the total votes attached to that share, or those shares, is not less than 5% of the totai votes attached to all the voting shares in our company.
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
C. MATERIAL CONTRACTS
     The following is a summary of each contract that is or was material to us during the last two years.
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
     The CSP syndicated loan matured and was fully repaid in September 2006.
Chartered Loan Agreements
EXIM Guaranteed Loan
     On December 23, 2004, we entered into a facility agreement as borrower with JPMorgan Chase Bank, N.A, or JP Morgan, as lender, Export-Import Bank of the United States, or Exim, as guarantor and JP Morgan as facility agent (see “item 19. Exhibits — Exhibit 4.3”). Pursuant to this agreement, we secured a $653 million term loan facility from JP Morgan, guaranteed by Exim. This facility may only be used to finance the purchase of equipment from U.S. vendors for our company’s Fab 7 facility and may be drawn down only in accordance with the equipment purchases which follow an agreed ramp schedule. The facility is divided into two tranches, has an availability period of between two to four years, and each tranche will be repaid over a period of five years. This facility bears interest at LiBOR plus 0.125% and interest is payable semi-annually.
SMBC/OCBC Term Loan
     On December 23, 2004, we entered into a facility agreement as borrower with Sumitomo Mitsui Banking Corporation, or SMBC, and Oversea-Chinese Banking Corporation Limited, or OCBC, as lenders and arrangers, pursuant to which the lenders agreed to provide us with a $200 million term loan facility (with a $100 million green-shoe option). The $100 million green-shoe option was subsequently subscribed by ABN AMRO Bank, United Overseas Bank and Deutsche Bank.In 2005, the entire $300 million loan facility, which included the $100 million green-shoe option, was fully drawn down. The repayment period was to commence from the end of the 30th month from the date of the first draw down, and the amount drawn down was to be repaid in six equal semi-annual installments. This facility was fully repaid in April 2006 using the proceeds from the issuance of the 6.25% senior notes due 2013 as described below.

BOA Term Loan
     On December 22, 2004, we entered into a facility agreement as borrower with Bank of America, or BOA, as lender, pursuant to which BOA has agreed to provide us with a $50 million term loan facility (see “Item 19. Exhibits — Exhibit 4.4”). The facility bears interest at LIBOR plus 0.80% and interest is payable semi-annually. The purpose of the facility is to fund our company’s capital expenditure and for our company’s general corporate purposes. The facility has an availability period of three months from the date of the facility agreement, and is repayable as a lump sum repayment 36 months after the date of the facility agreement. This $50 million loan facility was fully drawn down in March 2005.
SMBC Facility Agreement
     We entered into a facility agreement with SMBC as arranger and Sumitomo Mitsui Banking Corporation, Singapore Branch, as Agent, on March 3, 2006 (see “Item 19. Exhibits — Exhibit 4.6”). This facility agreement is in relation to a $150 million revolving credit facility with a greenshoe option to increase to $250 million and is a renewal of the facility agreement dated December 23, 2004 (described above) which has expired. This facility bears interest at a floating rate determined by reference to LIBOR, payable on the last day of each interest period selected by us. The amounts borrowed under this facility are to be applied towards repaying our company’s existing borrowings or our working capital requirements. This facility agreement provides for the termination of the facility on March 30, 2007 with an option for parties to extend the term for a further period of 364 days subject to certain conditions.
     On June 30, 2006, we entered into a syndication agreement with SMBC as arranger, Sumitomo Mitsui Banking Corporation, Singapore Branch as original lender, and with Bayerische Hypo-und Vereinsbank AG, WestLB and Societe Generale as new lenders , pursuant to which SMBC transferred US$50 million of its commitment under the facility agreement dated March 3, 2006 to Bayerische Hypo-und Vereinsbank AG, WestLB and Societe Generale (“Syndicated Lenders”). As a result of this syndication, SMBC has a commitment of US$150 million and the Syndicated Lenders have an aggregate commitment of US$50 million under the facility agreement dated March 3, 2006 (see “Item 19. Exhibits — Exhibit 4.6.1”).
Equity Call Option
     In August 2004, we entered into a bilateral option transaction with Goidman Sachs International, as counter-party, to pro-actively manage our convertible notes due April 2, 2006.
     In March 2006, we replaced the bilateral option transaction with Goldman Sachs International which we had entered into in August 2004 and which was due to expire on April 2, 2006 with a new call option transaction (“2006 Option”) (see “Item 19. Exhibits — Exhibit 4.5”) for the same number of our ordinary shares. Under the 2006 Option transaction, we have a choice of physical or cash settlement. Goldman Sachs International may purchase 214,800,000 of our ordinary shares at S$2.15 per share and the option to purchase these shares is exercisable by Goldman Sachs International from March 29, 2006 and will expire on March 29, 2011.
     In the first year of the 2006 Option, we have the right to terminate the 2006 Option early in whole or in part on the first occasion that the closing price of our ordinary shares equals or exceeds S$1.75 on each of any 20 business days in any consecutive 30 business day period. If we elect to do so and elect to settle the portion of the 2006 Option being terminated early by delivering shares, Goldman Sachs International will have the right but not the obligation during the following 30 business days to buy from us such number of our ordinary shares up to the amount terminated early at S$1.60 per share. In respect of any portion not terminated early under those circumstances or if we do not terminate any part of the 2006 Option early, then the 2006 Option (or the relevant part) will continue under its terms.
     In the second year of the 2006 Option, we have the right to terminate the 2006 Option early in whole or in part if the closing price of our ordinary shares is equal to or exceeds S$2.6875 on each of any 20 business days in any consecutive 30 business day period. If we elect to exercise this right of termination, Goldman Sachs International will be required to buy from us such number of ordinary shares relating to the terminated portion of the 2006 Option at S$2.15 per share.
     The closing prices of our ordinary shares since we entered into the 2006 Option to the end of 2006 did not trigger the early termination provisions. As of December 31, 2006, Goldman Sachs International had not exercised its rights under the 2006 Option.
5.75% senior notes due 2010 and 6.375% senior notes due 2015
     In 2005, we issued $375 million of 5.75% senior notes due 2010 and $250 million of 6.375% senior notes due 2015. These senior notes are our unsecured, senior and unsubordinated obligations. The senior notes, however, are effectively subordinated to the indebtedness and other liabilities of our subsidiaries and joint ventures and any of our secured obligations with respect to assets that secure such obligations. The 5.75% senior notes due 2010 will mature on August 3, 2010, with interest at the rate of 5.75% per annum payable semi-annually on February 3 and August 3 of each year, commencing February 3, 2006. The 6.375% senior notes due 2015 will mature on August 3, 2015, with interest at the rate of 6.375% per annum payable semi-annually on February 3, and August 3 of each year, commencing on February 3, 2006. We will pay 100% of the principal amount of the senior notes, together with any accrued and unpaid interest, on their respective maturity dates.
     In the event we determine that, as a result of any change in or amendment to the laws or regulations of Singapore, we have been or will be required to pay additional amounts, we may, at our option, redeem each series of these senior notes at a redemption price equal to the principal amount, plus any accrued and unpaid interest to the redemption date.
     Upon the occurrence of specified change of control events, holders of these senior notes may require us to repurchase ail or any part of their senior notes at a repayment price equal to 101% of the principal amount, plus any accrued and unpaid interest at the time of the repayment.
     Subject to certain exceptions, we and our material subsidiaries are restricted in creating or permitting the subsistence of any security interest upon any property or assets to secure the repayment of, or any guarantee or indemnity in respect of, any indebtedness.
Convertible Redeemable Preference Shares and 6% Amortizing Bonds due 2010
     In July 2005, we issued 30,000 units which comprised of 30,000 non-voting convertible redeemable preferred shares due 2010 (“preference shares”) and $46.7 million of 6.00% amortizing bonds due 2010 (“Amortizing Bonds”). The units were each priced at $10,000 and they raised an aggregate amount of $300 million, which was allocated to the preference shares and the Amortizing Bonds based on their relative fair values. The preference shares and Amortizing Bonds are legally separable instruments. The Amortizing Bonds are our unsecured, senior and unsubordinated obligations. The Amortizing Bonds, however, are effectively subordinated to the indebtedness and other liabilities of our subsidiaries and joint ventures and any of our secured obligations with respect to assets that secure such obligations. Principal in semi-annual installments are payable on the Amortizing Bonds on February 17 and August 17 of each year, commencing on February 17, 2006, with the final principal installment to be paid at maturity on August 17, 2010. Interest at the rate of 6.00% per annum is payable semi-annually on February 17 and August 17 of each year, commencing February 17, 2006. We will redeem the Amortizing Bonds at 100% of the then outstanding principal amount, together with any accrued and unpaid interest, on the maturity date.
     In the event we determine that, as a result of any change in or amendment to the laws or regulations of Singapore, we have been or will be required to pay additional amounts, we may, at our option, redeem the Amortizing Bonds at a redemption price equal to the outstanding principal amount, plus any accrued and unpaid interest to the redemption date.
     Upon the occurrence of specified change of control events, holders of these Amortizing Bonds may require us to repay in cash their Amortizing Bonds at a repayment price equal to 101% of the principal amount, plus any accrued and unpaid interest at the time of the repayment.
     Subject to certain exceptions, we and our material subsidiaries are restricted from creating or permitting the subsistence of any security interest upon any property or assets to secure the repayment of, or any guarantee or indemnity in respect of, any indebtedness.
     Please see “Item 10. Additional Information — B. Our Memorandum and Articles of Association” for information on our preference shares.
6.25% senior notes due 2013
     In 2006, we issued $300 million of 6.25% senior notes due 2013. These senior notes are our unsecured, senior and unsubordinated obligations. The senior notes, however, are effectively subordinated to the indebtedness and other liabilities of our subsidiaries and joint ventures and any of our secured obligations with respect to assets that secure such obligations. The 6.25% senior notes due 2013 will mature on April 4, 2013, with interest at the rate of 6.25% per annum payable semi-annually on April 4 and October 4 of each year, commencing October 4, 2006. We will pay 100% of the principal amount of the senior notes, together with any accrued and unpaid interest, on the maturity date.
     In the event we determine that, as a result of any change in or amendment to the laws or regulations of Singapore, we have been or will be required to pay additional amounts, we may, at our option, redeem the 6.25% senior notes at a redemption price equal to the principal amount, plus any accrued and unpaid interest to the redemption date.

     Upon the occurrence of specified change of control events, holders of these 6.25% senior notes may require us to repurchase all or any part of their senior notes at a repayment price equal to 101% of the principal amount, plus any accrued and unpaid interest at the time of the repayment.
     Subject to certain exceptions, we and our material subsidiaries are restricted in creating or permitting the subsistence of any security interest upon any property or assets to secure the repayment of, or any guarantee or indemnity in respect of, any indebtedness,
(b) Strategic business alliances
CSP
     Our subsidiary, CSP, is a joint venture established in March 1997 among Chartered, EDB Investments, Agilent Technologies Europe B.V. (previously Hewlett-Packard Europe B.V.), and Singapex. As of December 31, 2006, the equity interests of CSP were held as follows: Chartered (51%), EDB Investments (26.5%), Agilent Technologies Europe B.V. (15%) and Singapex (7.5%).
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
     As part of Agilent Technologies, Inc’s restructuring in 2005, Agilent Technologies Europe B.V. has, in January 2006, transferred its entire shareholding in the capital of CSP to Avago and, as such, Avago has in January 2006 replaced Agilent Technologies Europe B.V. as a 15% shareholder of CSP and party to the joint venture agreement (see “Item 19. Exhibits — Exhibit 4.7.3”).
SMP
     We entered into a Joint Venture Agreement with Lucent Technologies Microelectronics Pte. Ltd., now known as Agere Systems Singapore, to form the SMP strategic alliance relating to the joint ownership of Fab 5. In September 2004, we entered into a Supplemental Agreement to the Joint Venture Agreement to provide that SMP can pay dividends out of the profits of the venture determined on a year to year basis rather than a cumulative basis as previously was the case. In January 2005, we entered into a Second Supplemental Agreement to the Joint Venture Agreement to clarify a provision under the Joint Venture Agreement relating to billings in the event of cumulative losses in SMP (see “Item 19. Exhibits — Exhibit 4.8.3”).
     As part of the SMP strategic alliance, we also entered into a License and Technology Transfer Agreement with SMP and Lucent Technologies Microelectronics Pte. Ltd. This agreement has been amended several times, with the last amendment made on July 1, 2003 (see “Item 19. Exhibits — Exhibit 4.8.10”) to provide for additional process technologies to be transferred. For a summary of this arrangement, see “Item 4. Information on Our Company — B. Business Overview — Strategic Business and Technology Alliances — Silicon Manufacturing Partners”).
(c) Technology transfer, licenses, joint development and other related agreements
Agere Systems
     We entered into a Technology Transfer Agreement with Lucent Technologies Inc., now known as Agere Systems Inc. in February 1998 to transfer technology to one another. Under this Agreement, Lucent and our company transferred to one another 0.25um process technology. The agreement has been amended several times, with the last amendment made on March 28, 2002 (see “Item 19. Exhibits — Exhibit 4.9.4”), for the purpose of updating the list of process technologies transferred to one another.
     We also entered into a Patent License Agreement with Agere Systems Inc. in January 1998 which was amended in 2000. Under this Agreement, Agere Systems Inc. and our company granted to one another a license to use certain of each other’s patents and for us to provide wafer capacity to Agere Systems Inc. in lieu of royalty payments for the use of Agere Systems Inc.’s patents.

     In September 2002, we entered into a Letter Agreement with Agere Systems Inc. (see “Item 19. Exhibits — Exhibit 4.9.7”), where in exchange for our agreement to waive Agere Systems Inc.’s capacity shortfall fees under our manufacturing agreement with them, Agere Systems Inc. agreed to treat our royalty obligations under the patent license agreement with Agere Systems Inc. as satisfied until such time as Agere Systems Inc.’s ownership interest in SMP falls below 49%. Thereafter, the existing provisions in the patent license agreement allowing us to offset royalty payments in exchange for the provision of short and long term flexibility in wafer capacity to Agere Systems Inc. continue to apply.
IBM
     We entered into a Patent Cross-License Agreement with IBM dated January 1, 2001 (see “Item 19. Exhibits — Exhibit 4.11.1”). Under this agreement, IBM and our company granted to one another a license to use certain of each other’s patents. This agreement was amended effective as of November 26, 2002, to expand the scope of the licenses and to extend the term of the licenses granted to each party (see “Item 19. Exhibits — Exhibit 4.11.2”).
     Effective as of November 26, 2002, we entered into the following agreements with IBM: “SF” Process Development and Cost Sharing Agreement (see “item 19. Exhibits — Exhibit 4.11.3”), Copper/Related FEOL Technology License Agreement (see “Item 19. Exhibits — Exhibit 4.11.4”) and Refundable Cross Deposit Agreement (see “Item 19. Exhibits — Exhibit 4.11.10”).
     The “SF” Process Development and Cost Sharing Agreement provides for the development of 90nm and 65nm logic processes on 300-mm silicon wafers. The “SF” Process Development and Cost Sharing Agreement was amended on several occasions to, among other things, address certain matters between the parties pertaining to the “SF” Process 65nm/45nm Development and Cost Sharing Agreement which the parties entered into together with Infineon and Samsung on March 5, 2004 (see “Item 19. Exhibits — Exhibit 4.11.7”), to extend parties’ collaboration to include 45nm process technologies (see Item 19. Exhibits — Exhibit 4.11.9”), and to expand parties’ agreement with regard to the design kit models as well as to include development of design enablement for certain other 90nm technologies as described in the agreement and to broaden the scope of the license grant (see “Item 19. Exhibits — Exhibit 4.11.8”).
     In December 2006, IBM and our company agreed, subject to the necessary consents of Infineon and Samsung, to use a new contract structure to continue our existing development work for 45nm bulk CMOS process technology and 45nm bulk CMOS enablement as well to define the framework for future joint development activities. The new contract structure comprises the Master IBM Joint Development Terms and Conditions for joint development projects with IBM (see “Item 19. Exhibits — Exhibit 4.11.13”) and project agreements which will provide the terms and conditions specific to individual joint development project activities. In December 2006, we entered into project agreements with IBM for the joint development of 32nm bulk CMOS logic process technology (see “Item 19. Exhibits — Exhibit 4.11.16) and to further define the terms of the joint development activities for 45nm bulk CMOS logic process (see “Item 19. Exhibits — Exhibit 4.11.15”). As part of the new contract structure, IBM and our company also entered into a Participation Agreement (see “Item 19. Exhibits — Exhibit 4.11.14”) to address additional matters agreed between our companies.
     Under the Copper/Related FEOL Technology License Agreement, IBM transferred and licensed to Chartered certain know-how and skills relating to certain copper back end of line and related front end of line techniques. Under the Refundable Cross Deposit Agreement, each of IBM and Chartered would deposit certain funds with the other party to secure certain manufacturing capacity in each other’s facility This Refundable Cross Deposit Agreement was further amended and supplemented by way of a Supplemental Agreement and a Letter Agreement effective as of December 19, 2003 and March 15, 2006, respectively, (to revise some of the terms relating to the deposit and pricing of the goods sold by Chartered to IBM see “Item 19. Exhibits — Exhibit 4.11.11 and Exhibit 4.11.12”).
IBM, Infineon and Samsung
     As of March 5, 2004, we extended the “SF” Process 65nm/45nm Development and Cost Sharing Agreement” with IBM and Infineon to include Samsung (see “Item 19. Exhibits — Exhibit 4.12”). This agreement replaces and is in substitution of the “SF” Process 65nm/45nm Development and Cost Sharing Agreement dated June 26, 2003 by and amongst IBM, Infineon and Chartered. For more information on this agreement with IBM, Infineon and Samsung, please see “Item 4. Information on Our Company — B. Business Overview — Research and Development.”
Motorola
     We entered into a Patent License Agreement with Motorola Inc., or Motorola, dated July 1, 2003 (see “Item 19. Exhibits — Exhibit 4.13”). Under this Agreement, Motorola and our company granted to one another a license to use certain of each other’s patents.

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

	Singapore Dollar Per US$1.00
	Noon Buying Rate
Fiscal Year Ended December 31,	Average (1)	High	Low	Period End
2002	1.7908	1.8525	1.7310	1.7352
2003	1.7432	1.7838	1.6990	1.6990
2004	1.6870	1.7291	1.6308	1.6319
2005	1.6648	1.7058	1.6180	1.6628
2006	1.5804	1.6521	1.5338	1.5338

	Singapore Dolllars Per US$1. 00
	Noon Buying Rate
Month	High	Low
September 2006	1.5900	1.5676
October 2006	1.5904	1.5575
November 2006	1.5662	1.5373
December 2006	1.5456	1.5338
January 2007	1.5428	1.5316
February 2007	1.5424	1.5258

Note :

(1)	The average of the daily noon buying rates on the last business day of each month during the year.
E.  TAXATION
Singapore Taxation
     The following discussion is a summary of the material Singapore income tax, stamp duty and estate duty consequences of the purchase, ownership and disposal of the ordinary shares or ADSs (collectively the “securities”) to a holder of the securities that is not resident in Singapore. This discussion does not purport to be a comprehensive description of all of the Singapore tax considerations that may be relevant to a decision to purchase, own or dispose off the securities and does not purport to deal with the Singapore tax consequences applicable to all categories of investors. Holders of the securities and prospective purchasers of the securities should consult their own tax advisers as to the Singapore or other tax consequences of the purchase, ownership or disposal of the securities including, in particular, the effect of any foreign, state or local tax laws to which they are subject.
     This discussion is based on tax laws in effect in Singapore and on administrative and judicial interpretations of these tax laws, as of the date of this document, all of which are subject to change, possibly on a retroactive basis.
Income tax
     General. Non-resident corporate taxpayers are subject to income tax on income that is accrued in or derived from Singapore, and on foreign income received or deemed received in Singapore, subject to certain exceptions. A non-resident individual is subject to income tax on income accrued in or derived from Singapore.
     Subject to the provisions of any applicable tax treaties and certain exceptions, non-residents who derive certain types of income from Singapore are subject to a withholding tax on that income currently at a rate of 20% for the year ended December 31, 2006 (or 15% in the case of interest and rental of movable equipment; and 10% in the case of royalties). We are obligated by law to withhold tax when making such payments to a non-resident. No comprehensive tax treaty currently exists between Singapore and the U.S.
     A corporation is resident in Singapore if the control and management of its business is exercised in Singapore (for example, if the corporation’s board of directors meets and conducts the business of the corporation in Singapore). An individual is tax resident in Singapore in a year of assessment if, in the preceding year, he or she was physically present in Singapore or exercised an employment in Singapore (other than as a director of a company) for 183 days or more, or if he or she resides in Singapore.
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
Dividends paid out of income subject to normal corporate taxation
     Imputation System. Before January 1, 2003 (and to a certain extent between January 1, 2003 and December 31, 2007, pursuant to the transitional rules for the new one-tier corporate tax system (see “— One-Tier Corporate Tax System” below)), the imputation system of corporate taxation applied in Singapore. Under this system, the tax we paid on income subject to tax at the normal corporate income tax rate (which is currently 20%) would be imputed to, and deemed to be paid on behalf of, our shareholders upon distribution of such income as dividends. Our shareholders would have received dividends (“Franked Dividends”) net of such tax and would be taxed on the gross amount of dividends. In this way, the tax we paid would have been available to our shareholders as a tax credit to offset their tax liabilities on their overall income (including the gross amount of dividends) subject to Singapore income tax.
     A non-resident shareholder is effectively taxed on Franked Dividends at the corporate income tax rate. Thus, because tax deducted from the dividend and paid by us at the corporate income tax rate is in effect imputed to, and deemed paid on behalf of, our shareholders (as discussed in the preceding paragraph), no further Singapore income tax will be imposed on the net dividends received by a non-resident holder of ordinary shares or ADSs. Further, a non-resident shareholder who does not have deductible expenses attributed to such dividend income would not be able to claim any tax refund from the Inland Revenue Authority of Singapore.
     One-Tier Corporate Tax System. The one-tier corporate tax system (“one-tier system”) became effective from January 1, 2003 (subject to certain transitional rules). Under this new system, the tax on corporate profits is final and dividends paid by a Singapore resident company will be tax exempt in Singapore, in the hands of a shareholder of ordinary shares or ADSs, regardless of whether the shareholder is a company or an individual and whether or not the shareholder is a

Singapore tax resident. Accordingly, under the one-tier system, no further Singapore income tax will be imposed on the net dividends received by a non-resident holder of ordinary shares or ADSs.
     However, companies with unutilized dividend franking credits as of December 31, 2002, are given a five year transitional period from January 1, 2003 to December 31, 2007 to remain on the imputation system for the purposes of paying Franked Dividends.
     We do not presently intend to migrate to the one-tier system until our dividend franking credits as of December 31, 2002 are fully utilized or until the transitional period comes to an end, whichever is earlier. Accordingly, for so long as we have not moved to the one-tier system, shareholders may continue to receive dividends with credits attached as described above under"— Imputation System.” In this regard, tax vouchers issued by us, if any, will distinguish between franked dividends and normal tax exempt dividends. The latter comprise dividends paid out of income that has been exempt from tax, or income net of tax payable at a concessionary tax rate, approved deduction or approved further deduction of expenses; or foreign tax credit allowed. Once we have fully utilized our dividend franking credits (that is, we are required to move to the one-tier system) or elected to move to the one-tier system at an earlier date, tax vouchers issued by us, if any, will distinguish between normal tax exempt dividends and exempt dividends under the one-tier system.
Tax on capital gains
     Singapore does not impose tax on capital gains. There are currently no specific laws or regulations which address the characterization of capital gains. Hence, gains or profits arising from the ordinary shares or ADSs may be construed to be of an income nature and subject to tax if they arise from activities which the Inland Revenue Authority of Singapore regards as the carrying on of a trade or business in Singapore.
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
U.S. Federal Taxation
     The following is a summary of certain material U.S. federal income and estate tax consequences that may be relevant to a U.S. holder with respect to the acquisition, ownership and disposition of ordinary shares or ADSs. For purposes of this summary, a “U.S. holder” is a beneficial owner of ordinary shares or ADSs who is included in at least one of the following categories:
•	citizens or residents of the U.S. for U.S. federal income tax purposes,

•	corporations or other entities created or organized under the laws of the U.S. or of any political subdivision thereof,

•	estates the income of which is subject to U.S. federal income taxation regardless of source, or

•	any trust the administration of which is subject to the primary supervision of a U.S. court and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust, or, if the trust was in existence on August 20, 1996, has elected to continue to be treated as a U.S. person.

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
     If dividends are paid in Singapore dollars, the amount of the dividend distribution includible in the income of a U.S. holder will be the U.S. dollar value of the payments made in Singapore dollars, determined at a spot exchange rate between Singapore dollars and U.S. dollars on the date the dividend is includible in income by the U.S. holder in accordance with its method of accounting, regardless of whether the payment is in fact converted into U.S. dollars at that time. Generally, gain or loss, if any, resulting from currency exchange fluctuations during the period from the date of distribution to the date such payment is converted into U.S. dollars will be treated as ordinary income or loss.
     Dividends received by a non-corporate U.S. holder on the ordinary shares or ADSs for taxable years of such holder beginning before January 1, 2011 may be taxed at the lower applicable capital gains rate provided that (1) we are not a PFIC (as discussed below) for either our taxable year in which the dividend was paid or the preceding taxable year, (2) our ADSs or ordinary shares, as applicable, are readily tradable on an established securities market in the U.S. and (3) certain holding period requirements are met. You should consult your own tax advisors regarding the availability of the lower rate for dividends paid with respect to ADSs or ordinary shares.
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
     We do not believe that we satisfied either of the tests for PFIC status in 2006. However, there can be no assurance that we will not be a PFIC in 2007 or a later year, If, for example, the “passive income” earned by us exceeds 75% or more of our “gross income,” we will be a PFIC under the “income test.” In addition, it is also possible that we will be a PFIC under the “asset test.” The determination of the value of our assets will be based in part on the market price of our ordinary shares and ADSs. Because we have historically held, and may continue to hold a substantial amount of passive assets, there is a risk that we may be a PFIC in 2007 or in a later year. Passive income for PFIC purposes includes, among other things, interest, dividends, royalties, rents and annuities.
     If we were to be a PFIC at any time during a U.S. holder’s holding period, such U.S. holder would be required to either: (i) pay an interest charge together with tax calculated at maximum ordinary income rates on “excess distributions,” which is defined to include gain on a sale or other disposition of ordinary shares or ADSs, or (ii) so long as the ordinary shares or ADSs are “regularly traded” on a qualifying exchange, elect to recognize as ordinary income each such year the excess in the fair market value, if any, of its ordinary shares or ADSs at the end of the taxable year over such holder’s adjusted basis in such ordinary shares or ADSs and, to the extent of prior inclusions of ordinary income, recognize ordinary loss for the decrease in value of such ordinary shares or ADSs (the “mark to market” election). For this purpose, the Nasdaq Global Select Market will qualify as a qualifying exchange. U.S. holders are strongly urged to consult their own tax advisers regarding the application of the PFIC rules.
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
Backup withholding tax and information reporting requirements
     In general, information reporting requirements will apply to payments of dividends in respect of the ordinary shares or ADSs or the proceeds received on the sale, exchange or redemption of the ordinary shares or ADSs by a paying agent within the U.S. or with certain U.S. connections to a U.S. holder that is not otherwise exempt, and a backup withholding tax may apply to such amounts if such U.S. holder fails to provide an accurate taxpayer identification number (certified on IRS Form W-9) to the paying agent. Amounts withheld as backup withholding will be creditable against the U.S. holder’s U.S. federal income tax liability, provided that the required information is furnished in a timely manner to the IRS.
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
     The SEC maintains a website at www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that make electronic filings with the SEC using its EDGAR system. As a foreign private issuer, we are required to use the EDGAR system. We have done so in the past and will continue to do so in order to make our reports available over the Internet.

I. SUBSIDIARY INFORMATION
     For more information on our subsidiaries, please see “Item 4. Information on Our Company — C. Organizational Structure.”
ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
Quantitative and qualitative disclosures about market risk
     Our exposure to financial market risks is derived primarily from the changes in interest rates, foreign exchange rates and the price of our ordinary shares. To mitigate these risks, we utilize derivative financial instruments and natural hedging by maintaining foreign currency bank deposits, the application of which is intended for hedging purposes and not for speculative purposes.
Interest rate risk
     We are exposed to interest rate risk on our existing floating rate debt and on additional floating rate debt financing that may periodically be needed for the capital expenditures associated with our capacity expansion and new fabs. The interest rate that we will be able to obtain on debt financing will depend on market conditions at that time, and may differ from the rates we have secured on our current debt. To manage interest rate risk, we may utilize interest rate derivative instruments to modify the interest characteristics of our outstanding debts. The market risk associated with such interest rate contracts is managed by establishing and monitoring parameters that limit the types and degree of market risk that may be undertaken. We assess interest rate cash flow risk by continually identifying and monitoring changes in interest rate exposures that may adversely impact expected future cash flows and by evaluating hedging opportunities.
     The tables below provide information about our derivative financial instruments and other financial instruments that are sensitive to changes in interest rates, including interest rate contracts and long-term debt. For long-term debt, the table presents principal cash flows and related weighted average interest rates by expected maturity dates. For interest rate contracts, the tables present notional amounts and weighted average interest rates by expected (contractual) maturity dates. Notional amounts are used to calculate the contractual payments to be exchanged under the contract. Weighted average floating rates are based on prevailing floating interest rates related to the outstanding obligations as of December 31, 2006.

	As of December 31, 2006
	Expected Maturity Date
	(In thousands, except interest rates)
									Fair
	2007	2008	2009	2010	2011	Thereafter	Total		Value
LONG-TERM DEBT:

Floating rate debt (US$)	$114,855	$64,855	$64,855	$64,855	$64,857	$—	$374,277		$373,905
Weighted average interest rate	5.95%	5.73%	5.73%	5.73%	5.73%	—%	5.80	%(1)

Fixed rate debt (US$)(2)	$8,774	$9,308	$9,875	$385,476	$—	$550,000	$963,433		$962,140

Weighted average interest rate	6.00%	6.00%	6.00%	5.76%	—%	6.31%	6.08	%(1)

Total	$123,629	$74,163	$74,730	$450,333	$64,855	$550,000	$1,337,710		$1,336,045

	As of December 31, 2006
	Expected Maturity Date
	(In thousands, except interest rates)
	2006	2007	2008	2009	2010	Thereafter	Total	Fair Value
INTEREST RATE DERIVATIVES
Interest rate swap(2):
Fixed to Floating (US$)	—	—	—	—	—	$300,000	$300,000	$3,109
Average pay rate						LIBOR plus
	—	—	—	—	—	0.93%
Average receive rate	—	—	—	—	—	6.25%

	As of
	December 31, 2005
	(In Thousands)
	Total	Fair Value
LONG-TERM DEBT
Floating rate debt(2)	$686,657	$686,657
Fixed rate debt	768,858	779,768

Total	$1,455,515	$1,466,425
INTEREST RATE DERIVATIVES
Interest rate cap contracts(3)	$183,333	$1,394

Note:

(1)	Average interest rate under “Total” are the weighted average interest rates of loans outstanding as of December 31, 2006.

(2)	The SMBC/OCBC Term Loan, which bears floating interest at LIBOR plus 1.75% as of December 31, 2005, was fully repaid using the proceeds from the issuance of the 6.25% senior notes due 2013 in 2006. We entered into an interest rate swap to economically swap the fixed-rate interest obligation associated with the 6.25% senior notes due 2013 from a fixed-rate interest obligation to a floating-rate interest obligation based on LIBOR for U.S. dollars plus 0.93%.

(3)	As of December 31, 2005, we entered into four interest rate cap contracts related to the floating rate obligations associated with $300.0 million of one of the U.S. dollar loans, with the effect of placing an upper limit on the cash flow and earnings exposure due to market interest rate changes. These interest rate cap contracts matured in September 2006.
     As of December 31, 2006, after taking into account the economic effect of hedging instruments, 49.5% and 50.5% of our interest rate payment obligations are at fixed rates and floating rates, respectively. We do not have cash flow and earnings exposure due to market interest rate changes for our fixed rate debt obligations, however we do have cash flow and earnings exposure due to market interest rate changes for our floating rate debt obligations. Based on our interest payment obligations as of December 31, 2006, a 0.5% increase in interest rates would increase our floating rate interest payments by 8.3% annually.
Foreign currency risk
     Our foreign currency exposures give rise to market risk associated with exchange rate movements of the U.S. dollar, which is our reporting and functional currency, against the Japanese yen, the Singapore dollar and the Euro. Substantially all of our revenue was denominated in U.S. dollars during 2005 and 2006 and as a result, we had relatively little foreign currency exchange risk with respect to our revenue. In 2005, approximately 78% and 20% of our cost of revenue was denominated in U.S. dollars and Singapore dollars, respectively. This did not significantly change in 2006 where approximately 76% and 22% of our cost of revenue was denominated in U.S. dollars and Singapore dollars, respectively. Approximately 55% of our 2005 capital expenditures were denominated in U.S. dollars, approximately 13% were denominated in Euro, approximately 28% were denominated in Japanese yen and approximately 4% were denominated in Singapore dollars. In 2006, approximately 59% of our capital expenditures were denominated in U.S. dollars, approximately 16% were denominated in Euro, approximately 20% were denominated in Japanese yen and approximately 5% were denominated in Singapore dollars.
     Other than a portion of our cash and cash equivalents, payables, and capital lease obligations, our financial assets and liabilities are primarily denominated in U.S. dollars. As of December 31, 2005, 96% of our cash and cash equivalents were denominated in U.S. dollars, with the remaining cash and cash equivalents denominated in Japanese yen, Singapore dollars and Euro. As of December 31, 2006, 90% and 8% of our cash and cash equivalents were denominated in U.S. dollars and Singapore dollars, respectively, with the remaining cash and cash equivalents denominated in Japanese yen and Euro. For our payables, 12% were denominated in Japanese yen and Singapore dollars each while 3% were denominated in Euro in 2005. In 2006, 17%, 6%, and 9% of our payables were denominated in Japanese yen, Singapore dollars and Euro, respectively. 100% of our capital lease obligations were denominated in Singapore dollars in 2005 and 2006.
     We minimize our currency risk by purchasing certain raw materials and equipment in U.S. dollars and borrowing in U.S. dollars. In addition, to protect against reductions in value and the volatility of future cash flows caused by changes in foreign exchange rates, from time to time we utilize currency forward contracts. We use these instruments as economic hedges to minimize our exposure to specific currency risks related to equipment purchase commitments denominated primarily in Japanese yen and Euros. We do not use currency forward contracts to hedge 100% of our foreign currency denominated firm commitments. Other than currency forward contracts, we also utilize natural hedging by maintaining foreign currency bank deposits and utilizing these for settlement of foreign currency liabilities. As of December 31, 2005, we had $5.9 million, $10.8 million and $16.1 million in U.S. dollar equivalents of bank deposits denominated in Japanese yen, Singapore dollars and Euro, respectively. As of December 31, 2006, we had $4.0 million, $54.6 million and $6.3 million in U.S. dollar equivalents of cash and cash equivalents denominated in Japanese yen, Singapore dollars and Euro, respectively. Our Singapore dollar cash balance is used primarily to naturally hedge our capital lease obligations and expenses denominated in Singapore dollars while our Euro and Japanese yen cash balances are used primarily for capital expenditure payments.
     The table below provides information about our foreign currency forward contracts and presents the information in U.S. dollar equivalents.

	As of December 31, 2006
	Expected Maturity Date of Notional Amounts				As of December 31, 2005
	(In thousands, except exchange rates)				(In thousands)
	2007	Thereafter	Total	Fair Value	Total	Fair Value
FORWARD FOREIGN EXCHANGE AGREEMENTS:
(Receive Yen/Pay US$)
Contract Amount	$51,264	—	$51,264	$(1,724)	$30,024	$(208)
Average Contractual Exchange Rate	114.43	—
(Receive S$/Pay US$)
Contract Amount	$8,997	—	$8,997	$41	$11,976	$1
Average Contractual Exchange Rate	1.54	—
(Receive Euros/Pay US$)
Contract Amount	$11,997	—	$11,997	$50	$1,102	$(107)
Average Contractual Exchange Rate	1.31	—

Total Contract Amount	$72,258	—	$72,258	$(1,633)	$43,102	$(314)

     In addition, we also entered into purchase contracts for which payments are denominated in currencies other than the functional currency or the local currency of the parties to the contracts or, in some cases, their parent company where the parent company provides the majority of resources required under the contract on behalf of the subsidiary who is party to the contract. Therefore these contracts contain embedded foreign currency derivatives. The outstanding notional amounts of these purchase contracts as of December 31, 2006 are as follows:

Denominated in Japanese yen (in thousands)	743,349
Denominated in Euro (in thousands)	29
     The fair values of these embedded foreign currency derivatives as of December 31, 2006 are $0.3 million.
Equity Price Risk
     In March 2006, we entered into the 2006 Option with GS to replace the call option transaction that we had previously entered into with GS in August 2004 and that expired on April 2, 2006. Under the 2006 Option, GS may purchase up to 214.8 million of our ordinary shares at a price of S$2.15 per share. If the 2006 Option is exercised in full at the price of S$2.15 per share and physically settled, we would receive approximately $300 million based on an exchange rate of $1.00 = S$1.54 that could be used for repayment of debt and general corporate purposes. The 2006 Option contains early termination provisions, whereby we may choose to terminate the 2006 Option in whole or in part, triggered by the closing price of our ordinary shares reaching and maintaining specified levels for a defined period of time. Under the terms of the 2006 Option, we have the right in all cases either to issue new ordinary shares to GS or to settle the transaction in cash. If the 2006 Option is not exercised or terminated earlier, it will expire on March 29, 2011. The 2006 Option which we entered into with GS is a derivative instrument that is dual indexed to our ordinary share price and currency exchange rates. As a result we are exposed to both price fluctuations of our ordinary shares as well as exchange rate movements of the U.S. dollar, which is our reporting and functional currency, against the Singapore dollar. The fair value of the 2006 Option as of December 31, 2006 is $7.5 million.
     A hypothetical 10% increase (decrease) to the last closing price of our ordinary shares as of December 31, 2006 of S$1.28 using the exchange rate as of that date would result in an increase (a reduction) of approximately $3.1 million and $(2.7) million in the fair value of the 2006 Option, which would decrease (increase) our earnings by $3.1 million and $(2.7) million, respectively.
ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
Not applicable.

PART II
ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
None.
ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
Not applicable.
ITEM 15. CONTROLS AND PROCEDURES
Evaluation of Disclosure Controls and Procedures
     As required by Rules 13a-15 and 15d-15 under the Securities Exchange Act of 1934, as amended, or the Exchange Act, management has evaluated, with the participation of our Chief Executive Officer and Chief Financial Officer, the effectiveness of our disclosure controls and procedures as of the end of the period covered by this report. Disclosure controls and procedures refer to controls and other procedures designed to ensure that information required to be disclosed in the reports we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the rules and forms of the SEC. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by us in our reports that we file or submit under the Exchange Act is accumulated and communicated to management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding our required disclosure. In designing and evaluating our disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, and management was required to apply its judgment in evaluating and implementing possible controls and procedures. Also, our company has investments in certain unconsolidated entities. As our company’s ability to influence these entities is limited only to certain management and operational aspects, our disclosure controls and procedures with respect to such entities are necessarily limited compared to those we maintain with respect to our consolidated subsidiaries.
     Based on the foregoing, our Chief Executive Officer and Chief Financial Officer have concluded that, as of December 31, 2006, the end of the period covered by this report, our disclosure controls and procedures were effective.
Management’s Report on Internal Control Over Financial Reporting
     Management is responsible for establishing and maintaining adequate internal control over financial reporting.
     Internal control over financial reporting refers to a process designed by, or under the supervision of, our Chief Executive Officer and Chief Financial Officer and effected by our Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:
•	pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of our assets;

•	provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of our management and members of our board of directors; and

•	provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of our assets that could have a material effect on our financial statements.
     Internal control over financial reporting cannot provide absolute assurance of achieving financial reporting objectives because of its inherent limitations. Internal control over financial reporting is a process that involves human diligence and compliance and is subject to lapses in judgment and breakdowns resulting from human failures. Internal control over financial reporting also can be circumvented by collusion or improper override. Because of such limitations, there is a risk that material misstatements may not be prevented or detected on a timely basis by internal control over financial reporting. However, these inherent limitations are known features of the financial reporting process, and it is possible to design into the process safeguards to reduce, though not eliminate, this risk.
     Management evaluated the effectiveness of our internal control over financial reporting as of December 31, 2006 using the framework set forth in the report of the Treadway Commission’s Committee of Sponsoring Organizations (COSO), “Internal Control — Integrated Framework.”
     Based on the foregoing, management has concluded that our internal control over financial reporting was effective as of December 31, 2006. Our company’s independent registered public accounting firm, KPMG, has issued a report on our company’s assessment of our internal control over financial reporting which is set forth below.
Changes in Internal Control over Financial Reporting
     Management has evaluated, with the participation of our Chief Executive Officer and Chief Financial Officer, whether any changes in our internal control over financial reporting that occurred during our last fiscal year have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting. Based on the evaluation we conducted, management has concluded that no such changes have occurred.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
The Board of Directors and Shareholders
Chartered Semiconductor Manufacturing Ltd:
We have audited management’s assessment, included in the accompanying Management’s Report on Internal Control Over Financial Reporting, that Chartered Semiconductor Manufacturing Ltd maintained effective internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Chartered Semiconductor Manufacturing Ltd’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management’s assessment and an opinion on the effectiveness of the Company’s internal control over financial reporting based on our audit.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
In our opinion, management’s assessment that Chartered Semiconductor Manufacturing Ltd maintained effective internal control over financial reporting as of December 31, 2006, is fairly stated, in all material respects, based on criteria established in Internal Control — Integrated Framework issued by COSO. Also, in our opinion, Chartered Semiconductor Manufacturing Ltd maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control — Integrated Framework issued by COSO.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Chartered Semiconductor Manufacturing Ltd as of December 31, 2005 and 2006, and the related consolidated statements of operations, comprehensive income (loss), shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2006, and our report dated March 9, 2007 expressed an unqualified opinion on those consolidated financial statements.
/s/ KPMG
Singapore
March 9, 2007

102A

ITEM 16.
A. AUDIT COMMITTEE FINANCIAL EXPERT
     Our Audit Committee members are Messrs. Philip Tan Yuen Fah (chairman), Steven H. Hamblin and Maurizio Ghirga (appointed as of November 2, 2006). Mr. Andre Borrel ceased to be a member of the Audit Committee on February 1, 2007. Please see “Item 6. Directors, Senior Management and Employees” for their experience and qualifications. Our Board has determined that Messrs. Steven H. Hamblin and Maurizio Ghirga meet all of the criteria required to be named an Audit Committee “Financial Expert,” as defined in the applicable rules of the SEC.
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
C. PRINCIPAL ACCOUNTANT FEES AND SERVICES
     Below are the fees billed in 2005 and 2006 by our auditors for professional services rendered by our auditors for the said period.

	Audit fees	Audit-related fees	Tax fees	All other fees	Total
	($ in thousands)
2005	788	76	206	233	1,303
2006	1,257	21	150	6	1,434
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

102B

All other fees
     Services provided related to assistance with process documentation pursuant to Section 404 of the Sarbanes-Oxley Act of 2002.
     Our Audit Committee has established pre-approval policies and procedures for services to be performed by our independent auditors. Under our pre-approval policies and procedures, our independent auditors cannot perform services unless they are pre-approved by our Audit Committee. In October 2005 and November 2006, our Audit Committee pre-approved a list of services that could be rendered by the independent auditors in 2006 and 2007, respectively. In January 2007, our Audit Committee pre-approved the personal income tax services that could be rendered to certain employees by the independent auditors in 2007. None of the services performed by our independent auditors were approved pursuant to paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.
D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES
Not Applicable.
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
ITEM 18. FINANCIAL STATEMENTS
     The following financial statements are filed as part of this document, together with the report of the independent auditors:
Chartered Semiconductor Manufacturing Ltd. Consolidated Financial Statements
Report of Independent Registered Public Accounting Firm
Consolidated Balance Sheets as of December 31, 2005 and 2006
Consolidated Statements of Operations for the years ended December 31, 2004, 2005 and 2006
Consolidated Statements of Comprehensive Income (Loss) for the years ended December 31, 2004, 2005 and 2006
Consolidated Statements of Shareholders’ Equity for the years ended December 31, 2004, 2005 and 2006
Consolidated Statements of Cash Flows for the years ended December 31, 2004, 2005 and 2006
Notes to Consolidated Financial Statements
Silicon Manufacturing Partners Pte Ltd Financial Statements
SMP, our 49.0%-owned equity-method joint venture company, meets certain “significance” tests pursuant to Rule 3-09 of Regulation S-X. Accordingly, separate financial statements of SMP are required to be filed by us and we intend to file an amendment to this annual report on Form 20-F to include the separate financial statements of SMP as soon as available but no later than June 30, 2007.

ITEM 19. EXHIBITS

1(1)	Memorandum and Articles of Association of the company.

2.1(2)	Specimen certificate for ordinary shares issued prior to January 30, 2006.

2.2(27)	Specimen certificate for ordinary shares in respect of new issuances of shares issued on and after January 30, 2006.

2.3(27)	Specimen certificate for ordinary shares transferred on and after January 30, 2006 in respect of shares issued before January 30, 2006.

2.4 (23)	Specimen certificate for convertible redeemable preference shares.

2.5(3)	Deposit Agreement dated November 4, 1999 by and among the company, Citibank, N.A. and the holders and beneficial owners of American Depositary Shares evidenced by American Depositary Receipts issued thereunder (including as an exhibit, the form of American Depositary Receipt).

2.6(19)	Conversion Price Certificate dated August 17, 2005 of the company.

Loan Agreements and Indentures

4.1.1(6)	Indenture dated as of April 2, 2001 by and between the company and Wells Fargo Bank Minnesota, National Association.

4.1.2(20)	Second Supplemental Indenture dated August 3, 2005 by and between the company and The Bank of New York.

4.1.3(20)	Third Supplemental indenture dated August 3, 2005 by and between the company and The Bank of New York.

4.1.4(21)	Fourth Supplemental Indenture dated August 17, 2005 by and between the company and The Bank of New York.

4.1.5(24)	Fifth Supplemental Indenture dated April 4, 2006 by and between the company and The Bank of New York.

4.2(21)	Master Agency Agreement dated August 17, 2005 by and between the company and The Bank of New York.

4.3(18)(+)	Facility Agreement dated December 23, 2004 by and among the company as Borrower, JPMorgan Chase Bank, N.A. as Lender, Export-Import Bank of the United States as guarantor and JPMorgan Chase Bank, N.A as Facility Agent.

4.4(18)(+)	Facility Agreement dated December 22, 2004 by and between the company as Borrower and Bank of America as Lender.

4.5(25)(++)	Letter of Confirmation from Goldman Sachs International to the company dated March 29, 2006 supplementing the ISDA Master Agreement (Multicurrency-Cross Border) dated August 10, 2004 by and between the company and Goldman Sachs international, as counter-party together with the Schedule to the Master Agreement.

4.6(25)(++)	Facility Agreement dated March 3, 2006 by and between the company as Borrower and Sumitomo Mitsui Banking Corporation as Arranger and Sumitomo Mitsui Banking Corporation, Singapore Branch as Agent.

4.6.1(26)	Syndication Agreement dated June 30, 2006 relating to the Facility Agreement dated March 3, 2006 by and between the company as Borrower and Sumitomo Mitsui Banking Corporation as Arranger and Sumitomo Mitsui Banking Corporation, Singapore Branch as Agent.

Strategic Alliances

CSP

4.7.1(7)	Deed of Accession and Ratification dated October 22, 2001 by and among the company, EDB Investments Pte Ltd, Agilent Technologies Europe B.V. and Singapex Investments Pte Ltd relating to the Joint Venture Agreement dated March 13,1997, as amended and restated on October 23, 2001 (the “Restated Joint Venture Agreement” dated October 23, 2001).

4.7.2(7)	Amendment Agreement No. 1 dated January 31, 2002 to Restated Joint Venture Agreement dated October 23, 2001.

4.7.3(23)	Deed of Accession and Ratification dated January 26, 2006 by and among the company, EDB Investments Pte Ltd, Singapex Investments Pte Ltd, Agilent Technologies Europe B.V. and Avago Technologies General IP (Singapore) Pte. Ltd. relating to the Restated Joint Venture Agreement dated October 23, 2001 and as further amended by an amendment (No.1) dated January 31, 2002.

SMP

4.8.1(2)(+)	Joint Venture Agreement dated December 19, 1997 by and between the company and Lucent Technologies Microelectronics Pte. Ltd.

4.8.2(17)	Supplemental Agreement dated September 17, 2004 to the Joint Venture Agreement dated December 19, 1997 by and between the company and Agere Systems Singapore Pte Ltd. (formerly known as “Lucent Technologies Microelectronics Pte. Ltd.”).

4.8.3(22)	Second Supplemental Agreement dated January 1, 2005 to the Joint Venture Agreement dated December 19, 1997 by and between the company and Agere Systems Singapore Pte Ltd.

4.8.4(2)(+)	Assured Supply and Demand Agreement dated February 17, 1998 by and among the company, Silicon Manufacturing Partners Pte Ltd and Lucent Technologies Microelectronics Pte. Ltd.

4.8.5(2)(+)	Supplemental Assured Supply and Demand Agreement dated September 3, 1999 by and among the company, Silicon Manufacturing Partners Pte Ltd and Lucent Technologies Microelectronics Pte. Ltd.

4.8.6(2)(+)	License and Technology Transfer Agreement dated February 17,1998 by and among the company, Lucent Technologies Microelectronics Pte. Ltd. and Silicon Manufacturing Partners Pte Ltd.

4.8.7(10)(+)	Amendment Agreement (No. 1) to License and Technology Transfer Agreement dated July 27, 2000 by and between the company, Lucent Technologies Microelectronics Pte. Ltd. and Silicon Manufacturing Partners Pte Ltd.

4.8.8(8)(+)	Amendment Agreement (No. 2) dated March 22, 2001 to License and Technology Transfer Agreement dated February 17, 1998 by and between the company, Agere Systems Singapore Pte Ltd (formerly known as “Lucent Technologies Microelectronics Pte. Ltd.”) and Silicon Manufacturing Partners Pte Ltd.

4.8.9(9)(+)	Amendment Agreement (No. 3) dated March 28, 2002 to License and Technology Transfer Agreement dated February 17, 1998 by and among the company, Agere Systems Singapore Pte Ltd (formerly known as “Lucent Technologies Microelectronics Pte. Ltd.”) and Silicon Manufacturing Partners Pte Ltd.

4.8.10(4)(+)	Amendment Agreement (No. 4) dated July 1, 2003 to License and Technology Transfer Agreement dated February 17, 1998 by and among the company, Agere Systems Singapore Pte Ltd (formerly known as “Lucent Technologies Microelectronics Pte. Ltd.”) and Silicon Manufacturing Partners Pte Ltd.

Technology transfer, license, joint development and other related agreements

Agere/Lucent

4.9.1(2)(+)	Technology Transfer Agreement dated February 17, 1998 by and between the company and Lucent Technologies Inc.

4.9.2(8)(+)	Amendment Agreement (No. 1) dated July 31, 2000 to Technology Transfer Agreement dated February 17, 1998 between Lucent Technologies Inc. and the company.

4.9.3(8)(+)	Amendment Agreement (No. 2) dated March 20, 2001 to Technology Transfer Agreement dated February 17, 1998 between Agere Systems Inc. (formerly known as the “Microelectronics Group of Lucent Technologies Inc.”) and the company.

4.9.4(8)(+)	Amendment Agreement (No. 3) dated March 28, 2002 to Technology Transfer Agreement dated February 17, 1998 between Agere Systems Inc. (formerly known as the “Microelectronics Group of Lucent Technologies Inc.”) and the company.

4.9.5(2)(+)	Patent License Agreement dated January 1,1998 by and between the company and Lucent Technologies Inc.

4.9.6(14)(+)	Patent License Agreement Amendment dated August 3, 2000 by and between the company and Lucent Technologies Inc.

4.9.7(10)	Letter Agreement dated September 26, 2002 by and between the company and Agere Systems Inc. amending the Patent License Agreement between the parties dated January 1, 1998.

Toshiba

4.10(2)(+)	Patent Cross License Agreement dated August 12, 1999 by and between the company and Toshiba Corporation.

IBM

4.11.1(7)(++)	Patent Cross-License Agreement dated January 1, 2001 by and between the company and International Business Machines Corporation.

4.11.2(11)(+)	Amendment No. 1 dated November 26, 2002 to Patent License Agreement dated January 1, 2001 by and between the company and International Business Machines Corporation.

4.11.3(11)(++)	“SF” Process Development and Cost Sharing Agreement dated November 26, 2002 by and between the company and International Business Machines Corporation.

4.11.4(11)(+)	Copper / Related FEOL Technology License Agreement dated November 26, 2002 by and between the company and International Business Machines Corporation.

4.11.5(22)(++)	Amendment No. 1 dated January 19, 2005 to the Copper / Related FEOL Technology License Agreement dated November 26, 2002 by and between the company and International Business Machines Corporation.

4.11.6(12)(++)	Amendment No. 1 dated June 26, 2003 to “SF” Process Development and Cost Sharing Agreement dated November 26, 2002 by and between the company and International Business Machines Corporation.

4.11.7(16)(++)	Amended and Restated Amendment No. 2 dated March 9, 2004 to the “SF” Process Development and Cost Sharing Agreement dated November 26, 2002 by and between the company and International Business Machines Corporation.

4.11.8(27)(++)	Third Amended and Restated Amendment No.3 dated November 17, 2006 to “SF” Process Development and Cost Sharing Agreement dated November 26, 2002 by and between the company and International Business Machines Corporation.

4.11.9(18)(+)	Amendment No. 4 dated December 15, 2004 to “SF” Process Development and Cost Scaring Agreement dated November 26, 2002 by and between the company and International Business Machines Corporation.

4.11.10(11)(+)	Refundable Cross Deposit Agreement dated November 26, 2002 by and between the company and International Business Machines Corporation.

4.11.11(15)(+)	First Supplemental Agreement dated December 19, 2003 to the Refundable Cross Deposit Agreement dated November 26, 2002 by and between the company and International Business Machines Corporation.

4.11.12(25)(++)	Letter Agreement dated March 27, 2006 to vary the terms of the Refundable Cross Deposit Agreement dated November 26, 2002, as amended and supplemented, by and between the company and International Business Machines Corporation.

4.11.13(27)(++)	Master IBM Joint Development Terms and Conditions dated December 15, 2006 for joint development projects with International Business Machines Corporation.

4.11.14(27)(++)	Participation Agreement dated January 1, 2007 by and between the company and International Business Machines Corporation.

4.11.15(27)(++)	Joint Development Project Agreement dated December 15, 2006 for 45nm Bulk-Industry Standard Semiconductor Process Technology by and between the company and International Business Machines Corporation.

4.11.16{27)(++)	Joint Development Project Agreement dated December 15, 2006 for 32nm Bulk-Industry Standard Semiconductor Process Technology by and between the company and International Business Machines Corporation.

IBM, Infineon and Samsung

4.12(16)(+)	“SF” Process 65nm/45nm Development and Cost Sharing Agreement dated March 5, 2004 by and among the company, International Business Machines Corporation, Infineon Technologies, A.G. and Samsung Electronics Co., Ltd.

Motorola

4.13(4)(+)	Patent License Agreement dated July 1, 2003 by and between the company and Motorola, Inc.

Property Agreements

Fab 2

4.14(18)	Sub-Lease dated October 19, 2004 by and between Singapore Technologies Pte Ltd and the company relating to Private Lots A12787 and A12787(a) Mukim No. 13 Sembawang.

Fabs 3 and 5

4.15.1(5)	Sub-Lease Agreement dated February 17, 1998 by and between the company and Silicon Manufacturing Partners Pte Ltd.

4.15.2(18)	Sub-Lease dated October 19, 2004 by and between Singapore Technologies Pte Ltd and the company relating to Private Lot A12787(b) Mukim No. 13.

Fabs 2 and 3 Site Slurry Treatment Plant

4.16.1(23)	Agreement for Sub-License and Sub-Lease (Private Lot A12787(k)) dated July 8, 2005 by and between Singapore Technologies Pte Ltd and the company.

4.16.2(23)	Novation Agreement dated July 8, 2005 by and among Singapore Technologies Pte Ltd, Terra Investments Pte. Ltd. and the company relating to the Agreement for Sub-License and Sub-Lease (Private Lot A12787(k)) dated July 8, 2005.

4.16.3(27)	Supplemental Agreement dated January 3, 2007 by and between Terra Investments Pte. Ltd. and the company relating to the Agreement for Sub-License and Sub-Lease (Private Lot

A12787(k) now known as A1964508) dated July 8, 2005.

Fab 6

4.17.1(5)	Building Agreement relating to Private Lot A12787(d) Mukim No. 13 Sembawang dated September 24, 1999 by and between Jurong Town Corporation and Singapore Technologies Pte Ltd.

4.17.2(5)	Agreement for Sub-License and Sub-Lease (Private Lot A12787(d)) dated September 24, 1999 by and between Singapore Technologies Pte Ltd and Chartered Silicon Partners Pte Ltd.

4.17.3(18)	Novation Agreement dated December 31, 2004 by and among Singapore Technologies Pte Ltd, Terra Investments Pte. Ltd. and Chartered Silicon Partners Pte Ltd relating to the Agreement for Sub-License and Sub-Lease (Private Lot A12787(d)) dated September 24, 1999.

Fab 7

4.18.1(13)	Agreement for Sub-License and Sub-Lease (Private Lot A12787(e)) dated July 30, 2001 by and between Singapore Technologies Pte Ltd and the company.

4.18.2(13)	Building Agreement relating to Private Lot A12787(e) Woodlands Industrial Park D, G.S. No. 3696K, Mukim No. 13 dated July 30, 2001 by and between Jurong Town Corporation and Singapore Technologies Pte Ltd.

4.18.3(18)	Novation Agreement dated December 31, 2004 by and among Singapore Technologies Pte Ltd, Terra Investments Pte. Ltd. and the company relating to the Agreement for Sub-License and Sub-Lease (Private Lot A12787(e)) dated July 30, 2001.

4.18.4(27)	Supplemental Agreement dated January 3, 2007 by and between Terra Investments Pte. Ltd. and the company relating to the Agreement for Sub-License and Sub-Lease (Private Lot A12787(e) now known as A1964507) dated July 30, 2001.

4.19.1(27)	Offer Letter dated February 16, 2006 from Jurong Town Corporation to Terra Investments Pte. Ltd. for the lease of land known as Private Lot A1964510 at Plot 6 Woodlands Industrial Park D in Woodlands Wafer Fab Park.

4.19.2(27)	Acceptance of Offer dated February 21, 2006 from the company to Terra Investments Pte Ltd. relating to Private Lot A1964510 at Plot 6 Woodlands Industrial Park D in Woodlands Wafer Fab Park.

4.19.3(27)	Acceptance of Offer dated February 24, 2006 from Terra Investments Pte. Ltd. to Jurong Town Corporation relating to Private Lot A1964510 at Plot 6 Woodlands Industrial Park D in Woodlands Wafer Fab Park.

Related Party Agreements

4.20(11)	Amended and Restated Turnkey Subcontract Agreement for Sort, Assembly and/or Final Test Services dated October 30, 2002 by and between the company and ST Assembly Test Services Ltd.

4.21(15)	Mr. Chia Song Hwee’s, President and Chief Executive Officer, Contract of Employment.

8(11)	List of the company’s subsidiaries.

12.1(27)	Certification of the President and Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2(27)	Certification of the Senior Vice President and Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1(27)	Certification of the President and Chief Executive Officer pursuant to 18 U.S.C Section 1350,

as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2(27)	Certification of the Senior Vice President and Chief Financial Officer pursuant to 18 U.S.C Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1(27)	Consent of KPMG.

Notes:

(1)	Filed as an exhibit to our company’s Registration Statement on Form F-1 (Registration No. 333-88397), as filed with the Securities and Exchange Commission on October 4,1999. The Memorandum and Articles of Association were first amended by shareholders resolutions which were filed as an exhibit to our company’s Current Report on Form 6-K (File No. 000-27811), as submitted with the Securities and Exchange Commission on June 29, 2001, and were as set forth in the proxy statement for our company’s annual general meeting in May 2001 which was filed as an exhibit to our company’s Current Report on Form 6-K (File No. 000-27811), as submitted with the Securities and Exchange Commission on April 18, 2001. The Memorandum and Articles of Association were further amended by shareholders resolutions which were filed as an exhibit to our company’s Current Report on Form 6-K (File No. 000-27811), as submitted with the Securities and Exchange Commission on August 18, 2005, and were set forth in the proxy statement for our extraordinary general meeting in August 2005 which was filed as an exhibit to our company’s Current Report on Form 6-K (File No. 000-27811), as submitted with the Securities and Exchange Commission on July 25, 2005. All such exhibits are incorporated herein by reference.

(2)	Filed as an exhibit to our company’s Amended Registration Statement on Form F-1/A, as filed with the Securities and Exchange Commission on October 25,1999, which exhibit is incorporated herein by reference.

(3)	Submitted as an exhibit to our company’s Current Report on Form 6-K (File No. 000-27811), as submitted with the Securities and Exchange Commission on November 23, 1999, which exhibit is incorporated herein by reference.

(4)	Submitted as an exhibit to our company’s Third Quarterly Report 2003 on Form 6-K (File No. 000-27811), as submitted with the Securities and Exchange Commission on November 13, 2003, which exhibit is incorporated herein by reference.

(5)	Filed as an exhibit to our company’s Registration Statement on Form F-1 (Registration No. 333-88397), as filed with the Securities and Exchange Commission on October 4,1999.

(6)	Submitted as an exhibit to our company’s Current Report on Form 6-K (File No. 000-27811), as submitted with the Securities and Exchange Commission on April 4, 2001, which exhibit is incorporated herein by reference.

(7)	Filed as an exhibit to our company’s Annual Report on Form 20-F (File No. 000-27811), as filed with the Securities and Exchange Commission on March 11, 2002, which exhibit is incorporated herein by reference.

(8)	Submitted as an exhibit to our company’s First Quarterly Report 2001 on Form 6-K (File No. 000-27811), as submitted with the Securities and Exchange Commission on May 15, 2001, which exhibit is incorporated herein by reference.

(9)	Submitted as an exhibit to our company’s First Quarterly Report 2002 on Form 6-K (File No. 000-27811), as submitted with the Securities and Exchange Commission on May 14, 2002, which exhibit is incorporated herein by reference.

(10)	Submitted as an exhibit to our company’s Third Quarterly Report 2002 on Form 6-K (File No. 000-27811), as submitted with the Securities and Exchange Commission on November 14, 2002, which exhibit is incorporated herein by reference.

(11)	Filed as an exhibit to our company’s Annual Report on Form 20-F (File No. 000-27811), as filed with the Securities and Exchange Commission on March 13, 2003, which exhibit is incorporated herein by reference.

(12)	Submitted as an exhibit to our company’s Second Quarterly Report 2003 on Form 6-K (File No. 000- 27811), as submitted with the Securities and Exchange Commission on August 13, 2003, which exhibit is incorporated herein by reference.

(13)	Submitted as an exhibit to our company’s Third Quarterly Report 2001 on Form 6-K (File No. 000-27811), as submitted with the Securities and Exchange Commission on November 14, 2001, which exhibit is incorporated herein by reference.

(14)	Submitted as an exhibit to our company’s Current Report on Form 6-K (File No. 000-27811), as submitted with the Securities and Exchange Commission on November 14, 2000, which exhibit is incorporated herein by reference.

(15)	Filed as an exhibit to our company’s Annual Report on Form 20-F (File No. 000-27811), as filed with the Securities and Exchange Commission on March 3, 2004, which exhibit is incorporated herein by reference.

(16)	Submitted as an exhibit to our company’s First Quarterly Report 2004 on Form 6-K (File No. 000-27811), as submitted with the Securities and Exchange Commission on May 10, 2004, which exhibit is incorporated herein by reference.

(17)	Submitted as an exhibit to our company’s Third Quarterly Report 2004 on Form 6-K (File No. 000-27811), as submitted with the Securities and Exchange Commission on November 8, 2004, which exhibit is incorporated herein by reference.

(18)	Filed as an exhibit to our company’s Annual Report on Form 20-F (File No. 000-27811), as filed with the Securities and Exchange Commission on March 7, 2005, which exhibit is incorporated herein by reference.

(19)	Submitted as an exhibit to our company’s Current Report 2005 on Form 6-K (File No. 000-27811), as submitted with the Securities and Exchange Commission on August 17, 2005, which exhibit is incorporated herein by reference.

(20)	Submitted as an exhibit to our company’s Current Report on Form 6-K (File No. 000-27811), as submitted with the Securities and Exchange Commission on August 4, 2005, which exhibit is incorporated herein by reference.

(21)	Submitted as an exhibit to our company’s Current Report on Form 6-K (File No. 000-27811), as submitted with the Securities and Exchange Commission on August 18, 2005, which exhibit is incorporated herein by reference.

(22)	Submitted as an exhibit to our company’s First Quarterly Report on Form 6-K (File No. 000-27811), as submitted with the Securities and Exchange Commission on May 6, 2005, which exhibit is incorporated herein by reference.

(23)	Filed as an exhibit to our company’s Annual Report on Form 20-F (File No. 000-27811), as filed with the Securities and Exchange Commission on March 1, 2006, which exhibit is incorporated herein by reference.

(24)	Submitted as an exhibit to our company’s Current Report on Form 6-K (file No. 000-27811), as submitted with the Securities and Exchange Commission on April 5, 2006, which exhibit is incorporated herein by reference.

(25)	Submitted as an exhibit to our company’s First Quarterly Report on Form 6-K (File No. 000-27811), as submitted with the Securities and Exchange Commission on May 10, 2006, which exhibit is incorporated herein by reference.

(26)	Submitted as an exhibit to our company’s Current Report on Form 6-K (File No. 000-27811), as submitted with the Securities and Exchange Commission on August 9, 2006, which exhibit is incorporated herein by reference.

(27)	Filed herewith.

(+)	Certain portions of this exhibit have been omitted pursuant to a confidential treatment order of the Securities and Exchange Commission. The omitted portions have been separately filed with the Commission.

(++)	Certain portions of this exhibit have been omitted pursuant to a request for confidential treatment filed with the Securities and Exchange Commission. The omitted portions have been separately filed with the Commission.

SIGNATURES
     The company certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized on this 15th day of March 2007.

CHARTERED SEMICONDUCTOR MANUFACTURING LTD

By:	/s/ George Thomas

Name: George Thomas
Title: Senior Vice President and Chief Financial Officer
This annual report has been signed by the following persons in the capacities indicated:

SIGNATURE	TITLE	DATE

/s/ James A. Norling	Chairman of the Board	March 15, 2007

James A. Norling

/s/ Chia Song Hwee	President and Chief Executive Officer (principal executive officer)	March 15, 2007

Chia Song Hwee

/s/ George Thomas	Senior Vice President and Chief Financial Officer (principal financial and accounting officer)	March 15, 2007

George Thomas

/s/ Andre Borrel	Director	March 15, 2007

Andre Borrel

/s/ Charles E. Thompson	Director	March 15, 2007

Charles E. Thompson

/s/ Tsugio Makimoto	Director	March 15, 2007

Tsugio Makimoto

/s/ Tay Siew Choon	Director	March 15, 2007

Tay Siew Choon

/s/ Peter Seah Lim Huat	Director	March 15, 2007

Peter Seah Lim Huat

SIGNATURE	TITLE	DATE

/s/ Philip Tan Yuen Fah	Director	March 15, 2007

Philip Tan Yuen Fah

/s/ Pasquale Pistorio	Director	March 15, 2007

Pasquale Pistorio

/s/ Steven H. Hamblin	Director	March 15, 2007

Steven H. Hamblin

/s/ Maurizio Ghirga	Director	March 15, 2007

Maurizio Ghirga

CHARTERED SEMICONDUCTOR MANUFACTURING LTD
AND SUBSIDIARIES
FINANCIAL STATEMENTS INDEX

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
The Board of Directors and Shareholders
Chartered Semiconductor Manufacturing Ltd:
We have audited the accompanying consolidated balance sheets of Chartered Semiconductor Manufacturing Ltd and subsidiaries as of December 31, 2005 and 2006, and the related consolidated statements of operations, comprehensive income (loss), shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2006. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
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
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Chartered Semiconductor Manufacturing Ltd and subsidiaries as of December 31, 2005 and 2006, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2006, in conformity with U.S. generally accepted accounting principles.
As described in Note 1(q) and Note 17 to the consolidated financial statements, effective January 1, 2006, the Company adopted the fair value method of accounting for stock-based compensation as required by Statement of Financial Accounting Standards No. 123(R), Share-Based Payments. As described in Note 1(c) to the consolidated financial statements, the Company changed its method of quantifying errors in 2006.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Chartered Semiconductor Manufacturing Ltd’s internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated March 9, 2007 expressed an unqualified opinion on management’s assessment of, and the effective operation of, internal control over financial reporting.
KPMG
Singapore
March 9, 2007

CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS — in US Dollars
As of December 31
In thousands (except per share data)

	2005	2006

ASSETS
Cash and cash equivalents	$819,856	$718,982
Restricted cash	2,832	43,063
Marketable securities	7,467	2,283
Receivables, net	180,764	243,361
Inventories	134,240	157,047
Prepaid expenses	7,670	6,978
Other current assets	129,865	10,247

Total current assets	1,282,694	1,181,961

Investment in SMP	54,517	36,044
Technology licenses, net	106,612	84,991
Property, plant and equipment, net	2,049,695	2,273,119
Other non-current assets	23,776	42,316

Total assets	$3,517,294	$3,618,431

LIABILITIES, CONVERTIBLE REDEEMABLE PREFERENCE SHARES AND SHAREHOLDERS’ EQUITY
Payables	$166,681	$302,004
Income taxes payable	27,674	33,280
Current installments of long-term debt and capital lease obligations	322,453	127,627
Other current liabilities	216,445	150,581

Total current liabilities	733,253	613,492

Long-term debt and capital lease obligations, excluding current installments	1,169,034	1,280,972
Other non-current liabilities	17,970	48,936

Total liabilities	1,920,257	1,943,400

Convertible redeemable preference shares
Authorized: 30 shares in 2005 and 2006
Issued and outstanding: 30 shares in 2005 and 28 shares in 2006
Redemption value at maturity: $10,000 per share	250,663	246,174

Ordinary share capital
Authorized: 4,615,385 shares in 2005 and 2006
Issued and outstanding: 2,513,384 shares in 2005 and 2,535,896 shares in 2006	2,682,050	2,704,215
Accumulated deficit	(1,278,252)	(1,221,527)
Accumulated other comprehensive loss	(57,424)	(53,831)

Total shareholders’ equity	$1,346,374	$1,428,857

Commitments and contingencies

Total liabilities, convertible redeemable preference shares and shareholders’ equity	$3,517,294	$3,618,431

See accompanying notes to consolidated financial statements.

CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS — in US Dollars
For the Years Ended December 31
In thousands (except per share data)

	2004	2005	2006

Net revenue	$932,131	$1,032,734	$1,414,525
Cost of revenue	(764,305)	(917,048)	(1,070,782)

Gross profit	167,826	115,686	343,743

Other revenue	17,927	20,685	21,030

OPERATING EXPENSES
Research and development	93,818	122,073	152,756
Sales and marketing	37,995	42,503	55,007
General and administrative	34,951	40,025	42,558
Fab start-up costs	33,199	22,697	—
Other operating expenses (income), net	(139)	14,202	13,766

Total operating expenses	199,824	241,500	264,087

Equity in income of SMP	27,563	6,486	36,040
Other income (loss), net	16,416	(6,744)	(2,689)
Interest income	11,530	28,625	44,591
Interest expense and amortization of debt discount	(30,093)	(69,839)	(87,950)

Income (loss) before income taxes	11,345	(146,601)	90,678
Income tax expense	4,774	12,997	23,924

Net income (loss)	6,571	(159,598)	66,754

Less: Accretion to redemption value of convertible redeemable preference shares	—	3,196	9,476

Net income (loss) available to ordinary shareholders	$6,571	$(162,794)	$57,278

Basic net earnings (loss) per ordinary share	$0.00	$(0.06)	$0.02

Diluted net earnings (loss) per ordinary share	$0.00	$(0.06)	$0.02

Basic net earnings (loss) per ADS	$0.03	$(0.65)	$0.23

Diluted net earnings (loss) per ADS	$0.03	$(0.65)	$0.23

Number of ordinary shares used in computing:
Basic net earnings (loss) per ordinary share	2,508,376	2,511,428	2,528,056
Effect of dilutive options	8,566	—	6,009

Diluted net earnings (loss) per ordinary share	2,516,942	2,511,428	2,534,065

Number of ADS used in computing:
Basic net earnings (loss) per ADS	250,838	251,143	252,806
Effect of dilutive options	856	—	601

Diluted net earnings (loss) per ADS	251,694	251,143	253,407

See accompanying notes to consolidated financial statements.

CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS) — in US Dollars
For the Years Ended December 31
In thousands

	2004	2005	2006

Net income (loss)	$6,571	$(159,598)	$66,754

Net unrealized gains (losses) on change in cash flow hedging fair values	598	112	(1,362)
Share of cash flow hedging gains of SMP	3,945	17	9
Reclassification of cash flow hedging (gains) losses into earnings	(2,942)	469	133
Foreign currency translation	—	1,721	568
Unrealized losses on available-for-sale securities	(1,073)	(1,390)	(11)
Reclassification of losses on available-for-sale securities into earnings	—	—	2,350

Other comprehensive income, net	528	929	1,687

Comprehensive income (loss)	$7,099	$(158,669)	$68,441

See accompanying notes to consolidated financial statements.

CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY — in US Dollars
In thousands

				Accumulated	Total
				Other	Share
	Ordinary Share		Accumulated	Compre-	holders’
	Capital		Deficit	hensive Loss	Equity
	No.	$	$	$	$

Balance at January 1, 2004	2,505,480	2,678,661	(1,125,225)	(58,881)	1,494,555
Net income	—	—	6,571	—	6,571
Other comprehensive income	—	—	—	528	528
Issuance of shares	3,758	2,001	—	—	2,001
Employee stock compensation	—	3	—	—	3
Non-employee stock compensation	—	173	—	—	173
Others	—	1,800	—	—	1,800

Balance at December 31, 2004	2,509,238	2,682,638	(1,118,654)	(58,353)	1,505,631

Net loss	—	—	(159,598)	—	(159,598)
Other comprehensive income	—	—	—	929	929
Accretion to redemption value of convertible redeemable preference shares	—	(3,196)	—	—	(3,196)
Issuance of shares	4,146	2,387	—	—	2,387
Employee stock compensation	—	1	—	—	1
Non-employee stock compensation	—	220	—	—	220

Balance at December 31, 2005	2,513,384	2,682,050	(1,278,252)	(57,424)	1,346,374

Cumulative effect adjustment for change in accounting policy (adoption of SAB 108)	—	8,114	(10,029)	1,906	(9)

Balance at January 1, 2006, as adjusted	2,513,384	2,690,164	(1,288,281)	(55,518)	1,346,365
Net income	—	—	66,754	—	66,754
Other comprehensive income	—	—	—	1,687	1,687
Accretion to redemption value of convertible redeemable preference shares	—	(9,476)	—	—	(9,476)
Issuance of shares arising from conversion of convertible redeemable preference shares	18,924	13,965	—	—	13,965
Issuance of shares	3,588	2,357	—	—	2,357
Employee share-based compensation	—	7,376	—	—	7,376
Non-employee share-based compensation	—	117	—	—	117
Others	—	(288)	—	—	(288)

Balance at December 31, 2006	2,535,896	2,704,215	(1,221,527)	(53,831)	1,428,857

See accompanying notes to consolidated financial statements.

CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS — in US Dollars
For the Years Ended December 31
In thousands

	2004	2005	2006
CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)	$6,571	$(159,598)	$66,754
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Equity in income of SMP	(27,563)	(6,486)	(36,040)
Cash dividends received from SMP	—	29,460	38,178
Depreciation and amortization	437,590	507,687	503,789
Foreign exchange (gain) loss, net	(19)	434	1,946
Gain on disposal of property, plant and equipment	(11,703)	(1,594)	(4,822)
(Gain) loss on derivatives	(1,270)	5,993	2,391
Impairment loss on investments	—	—	2,698
Share-based compensation	3	1	7,376
Gain on sale of technology and equipment	(11,708)	—	—
Others, net	(6,106)	(6,615)	(1,417)
Change in assets and liabilities:
Receivables	16,327	(44,280)	(61,687)
Inventories	(15,726)	(62,081)	(21,193)
Prepaid expenses and other current assets	(180)	853	(5,716)
Payables and other liabilities	(49,346)	136,347	20,355
Income taxes payable	(5,186)	4,253	8,058

Net cash provided by operating activities	331,684	404,374	520,670

CASH FLOWS FROM INVESTING ACTIVITIES
Payments for property, plant and equipment	(686,252)	(628,127)	(554,292)
Payments for technology licenses	(37,083)	(9,351)	(9,667)
Purchases of term deposits	(30,000)	—	—
Refundable deposits placed with vendors	(35,000)	—	(15,000)
Refund of deposits placed with a vendor	—	—	111,656
Proceeds from sale of property, plant and equipment	31,217	6,245	9,975
Proceeds from redemption, maturity and disposal of marketable securities and term deposits	15,000	45,000	20,998
Return of capital from SMP	—	17,300	16,913
Others	9,403	690	(488)

Net cash used in investing activities	(732,715)	(568,243)	(419,905)

CASH FLOWS FROM FINANCING ACTIVITIES
Debt
Borrowings	318,000	1,128,592	492,915
Repayments	(287,312)	(990,172)	(635,010)
Capital lease payments	—	—	(3,845)
Receipts of refundable customer deposits	450	81,300	45,183
Refund of customer deposits	—	(22,035)	(72,108)
Issuance of ordinary shares	2,001	2,387	2,357
Issuance of convertible redeemable preference shares	—	247,513	—
Increase in cash restricted for debt repayment	—	(2,832)	(40,231)
Others	1,800	—	5,752

Net cash provided by (used in) financing activities	34,939	444,753	(204,987)

Effect of exchange rate changes on cash and cash equivalents	19	(427)	3,348
Net increase (decrease) in cash and cash equivalents	(366,073)	280,457	(100,874)
Cash and cash equivalents at the beginning of the year	905,472	539,399	819,856

Cash and cash equivalents at the end of the year	$539,399	$819,856	$718,982

Supplemental Cash Flow Information
Interest paid (net of amounts capitalized)	$18,215	$77,510	$85,585
Income taxes paid	$11,276	$9,576	$15,434

Non-cash investing and financing activities
Equity securities received from sale of technology and equipment	$11,708	$—	$—
Property, plant and equipment acquired through capital lease	$—	$45,933	$31,998
Property, plant and equipment acquired on credit	$129,147	$52,280	$193,742
Issuance of ordinary shares arising from conversion of convertible redeemable preference shares	$—	$—	$13,965
Property, plant and equipment contributed by landlord	$—	$—	$858
See accompanying notes to consolidated financial statements.

CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — in US Dollars
In thousands (except per share data)
1.	Background and Summary of Significant Accounting Policies
(a)	Business and Organization
The Company is one of the world’s top dedicated semiconductor foundries providing wafer fabrication services and technologies. The Company operates in Singapore and has service operations in nine countries in North America, Europe and Asia, including Singapore. Its principal markets are the United States of America, Taiwan, Europe and Japan.

The Company was incorporated in Singapore in 1987. As of December 31, 2006, Singapore Technologies Semiconductors Pte Ltd (“ST Semiconductors”), a wholly owned subsidiary of Temasek Holdings (Private) Limited (“Temasek”), owns a majority of the shares of the Company. Temasek is a holding company through which corporate investments of the government of Singapore are held.

Chartered Silicon Partners Pte Ltd (“CSP”) was formed in March 1997. The Company, EDB Investments Pte Ltd, Avago Technologies General IP (Singapore) Pte Ltd (“Avago Singapore”) (previously Agilent Europe B.V. who transferred its entire shareholding in CSP to Avago Singapore in 2006) and Singapex Investments Pte Ltd own a 51.0%, 26.5%, 15.0% and 7.5% equity interest in CSP, respectively. The Company accounts for CSP as a consolidated subsidiary.

Silicon Manufacturing Partners Pte Ltd (“SMP”) was formed in January 1998. Agere Systems Singapore Pte Ltd (“Agere”) and the Company own a 51.0% and 49.0% equity interest in SMP, respectively. The Company accounts for SMP using the equity method.
(b)	Basis of Presentation
The consolidated financial statements have been prepared in accordance with United States of America generally accepted accounting principles (“US GAAP”).

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

Due to cumulative losses, the obligation of the minority shareholders of CSP was reduced to zero in the first quarter of 2003. Therefore none of CSP’s losses from that point forward have been allocated to the minority interest in the consolidated statements of operations. The effect of this on the results of operations:

	2004	2005	2006

Losses not allocated to the minority shareholders of CSP according to their proportionate ownership	$55,786	$64,889	$12,831
The cumulative losses not allocated to the minority shareholders of CSP according to their proportionate ownership as of December 31, 2005 and 2006 are $194,992 and $207,823, respectively.

CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — in US Dollars
In thousands (except per share data)
(c)	Accounting Changes, Reclassifications and Adjustments
Cumulative Effect Adjustment — SAB 108
In September 2006, the Securities and Exchange Commission (“SEC”) issued Staff Accounting Bulletin No. 108 (“SAB 108”), “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements” which requires companies to evaluate the materiality of identified unadjusted errors on each financial statement and related financial statement disclosure using both the rollover approach and the iron curtain approach (“dual approach”). The rollover approach quantifies misstatements based on the amount of the error originating in the current year statement of operations whereas the iron curtain approach quantifies misstatements based on the effects of correcting the misstatement existing in the balance sheet at the end of the current year, irrespective of the misstatement’s year(s) of origin. Financial statements would require adjustment when either approach results in quantifying a misstatement that is material. The Company adopted SAB 108 effective January 1, 2006.

As a transition accommodation SAB 108 permits a cumulative effect adjustment, without restatement of previously issued financial statements, to be used for errors that are determined to be immaterial pursuant to the Company’s previous method of quantification of unadjusted errors but are determined to be material under the dual approach. Prior to the adoption of SAB 108, the Company had quantified unadjusted errors under the rollover approach and had assessed these unadjusted errors to be immaterial — individually and in the aggregate. Upon initial adoption of SAB 108 for the fiscal year 2006, the Company quantified unadjusted errors under the dual approach and assessed that these unadjusted errors are material. As such, the Company elected to report a cumulative effect adjustment as of January 1, 2006 for those unadjusted errors quantified as of January 1, 2006. The impact to the Company’s beginning accumulated deficit was an increase of $10,029.

Accrued rent. The Company did not recognize rental expense for its operating leases on land using the required straight-line method during the years 1994 to 2004 and began using the straight-line method prospectively in 2005 following a clarification issued by the SEC in 2005 related to the accounting for leases. The misstatements were determined to be immaterial to each period based on the prior method of assessing materiality. As a result, rental expense was cumulatively understated by $20,449 at January 1, 2006. The Company recorded a $20,449 increase in the liability for accrued rent as of January 1, 2006 with a corresponding increase to accumulated deficit to correct this misstatement.

Accrued purchase order cancellation penalties. The Company incorrectly recorded certain loss contingency accruals for purchase order cancellation penalties during 2000 and 2001. These did not qualify for recognition as a liability in the balance sheet as it was not probable that the penalties would be imposed. The misstatements were determined to be immaterial to each period based on the prior method of assessing materiality. As a result, accrued operating expenses were overstated by $9,962 at January 1, 2006. The Company recorded a $9,962 decrease in the liability for accrued purchase order cancellation penalties as of January 1, 2006 with a corresponding decrease to accumulated deficit to correct these misstatements.

Stock compensation charge. The Company had certain computation errors in its stock compensation charge in the years 2000 to 2005 which include incorrect basis used for options issued to non-employees and incorrect measurement dates for certain awards. These misstatements were determined to be immaterial to each period based on the prior method of assessing materiality and the circumstances giving rise to the misstatements have been corrected in 2006. As a result, ordinary share capital was understated by $8,114 at January 1, 2006. The Company recorded a $8,114 increase in ordinary share capital as of January 1, 2006 with a corresponding increase to accumulated deficit to correct these misstatements.

CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — in US Dollars
In thousands (except per share data)
Income taxes payable. The Company overprovided for income taxes arising out of certain incorrect data used in its tax provision calculations for years 2001 to 2005. The misstatements were determined to be immaterial to each period based on the prior method of assessing materiality. As a result, income taxes payable was overstated by $3,062 at January 1, 2006. The Company recorded a $3,062 reduction to income taxes payable as of January 1, 2006 with a corresponding decrease to accumulated deficit to correct these misstatements.

Accrued research and development costs. The Company over-accrued certain amounts in 2001 for research and development costs payable to a research partner arising from the data used in the calculations being incorrect. The misstatements were determined to be immaterial to each period based on the prior method of assessing materiality. As a result, accrued expenses were overstated by $1,787 at January 1, 2006. The Company recorded a $1,787 decrease in accrued research and development costs as of January 1, 2006 with a corresponding decrease to accumulated deficit to correct these misstatements.

Inventory carrying value. The Company wrote down the carrying value of certain aged inventory although the cost basis was realizable. The misstatements were determined to be immaterial to each period based on the prior method of assessing materiality. As a result, inventories were understated by $1,572 at January 1, 2006. The Company recorded a $1,572 increase to inventories as of January 1, 2006 with a corresponding decrease to accumulated deficit to correct these misstatements.

Debt issuance costs. The Company used certain incorrect assumptions in applying the interest method to amortize debt issuance costs in 2005. The misstatements were determined to be immaterial to each period based on the prior method of assessing materiality. As a result, debt issuance costs were understated by $1,194 at January 1, 2006. The Company recorded a $1,194 decrease to deferred debt issuance costs as of January 1, 2006 with a corresponding increase to accumulated deficit to correct these misstatements.

Insurance receivable. The Company did not recognize an asset in 2004 and 2005 for amounts that were receivable from an insurance company based on experience to date under an insurance contract. The misstatements were determined to be immaterial to each period based on the prior method of assessing materiality. As a result, other receivables were understated by $908 at January 1, 2006. The Company recorded a $908 increase in other receivables as of January 1, 2006 with a corresponding decrease to accumulated deficit to correct these misstatements.

Management fees receivable. The Company historically recognized certain management fees based on billings instead of accruing at the time services were rendered. The misstatements were determined to be immaterial to each period based on the prior method of assessing materiality. As a result, management fees receivable was understated by $775 at January 1, 2006. The Company recorded a $775 increase in management fees receivable as of January 1, 2006 with a corresponding decrease to accumulated deficit to correct these misstatements.

Research and development cost sharing fees. The Company recognized certain research and development cost sharing fees in 2005 on a payment basis rather than when the expenses were incurred. The misstatements were determined to be immaterial to each period based on the prior method of assessing materiality. As a result, accrued research and development cost sharing fees were understated by $550 at January 1, 2006. The Company recorded a $550 increase in the liability for accrued research and development cost sharing fees as of January 1, 2006 with a corresponding increase to accumulated deficit to correct these misstatements.

Deferred payroll-related expenses. The Company recognized certain payroll related expenses on a payment basis rather than amortizing such prepaid expenses over the requisite service period during 2004 and 2005. The misstatements were determined to be immaterial to each period based on the prior method of assessing materiality. As a result, deferred payroll related expenses were understated by $546 at January 1, 2006. The Company recorded a $546 increase in asset for deferred payroll related expenses as of January 1, 2006 with a corresponding decrease to accumulated deficit to correct these misstatements.

CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — in US Dollars
In thousands (except per share data)
Advances to suppliers. The exchange rate fluctuations between the date of advance payments made in foreign currencies for equipment and the date of delivery of the equipment were deferred in other comprehensive loss rather than recorded as a component of property, plant and equipment during 2004 and 2005. The misstatements were determined to be immaterial to each period based on the prior method of assessing materiality. As a result, other comprehensive loss was overstated by $1,906 and property, plant and equipment, net was understated by $1,396 at January 1, 2006. The Company recorded a $1,906 decrease in other comprehensive loss and a $1,396 increase in property, plant and equipment, net as of January 1, 2006 with a corresponding net increase of $510 to accumulated deficit to correct these misstatements.

Deferred grant income. The Company incorrectly calculated the amount of grant to be refunded to the grantor and hence the amount of grant income to be recognized during 2003 to 2005. The misstatements were determined to be immaterial to each period based on the prior method of assessing materiality. As a result, deferred grant income was understated by $475 at January 1, 2006. The Company recorded a $475 increase in deferred grant income as of January 1, 2006 with a corresponding decrease to accumulated deficit to correct these misstatements.

Translation of income taxes payable. The Company historically did not translate foreign currency denominated income taxes payable using the current exchange rate. The misstatements were determined to be immaterial to each period based on the prior method of assessing materiality. As a result, income taxes payable were understated by $430 at January 1, 2006. The Company recorded a $430 increase in income taxes payable as of January 1, 2006 with a corresponding increase to accumulated deficit to correct these misstatements.

Withholding taxes receivable. The Company did not recognize an asset in 2005 for refundable withholding taxes that were receivable from a tax authority. The misstatements were determined to be immaterial to each period based on the prior method of assessing materiality. As a result, withholding taxes receivable were understated by $164 at January 1, 2006. The Company recorded a $164 increase in withholding taxes receivable as of January 1, 2006 with a corresponding decrease to accumulated deficit to correct these misstatements.

Provision for income taxes (deferred and current). As a result of the misstatements described above, provision for income taxes was misstated by $1,967 at January 1, 2006. The Company recorded an increase in deferred tax assets, valuation allowance and income taxes payable in the amounts of $3,993, $1,846 and $180, respectively, as of January 1, 2006 with a corresponding (decrease) increase to accumulated deficit to correct these misstatements.

Other Adjustments and Reclassifications

Reclassifications and certain immaterial classification corrections have been made to prior years’ financial statements to conform to classifications used in the current year. These include reporting operating grant income as a reduction of the expenses that the grants are intended to reimburse rather than as other income, reporting rental income and management fees as other revenue rather than as other income, reporting depreciation of rental buildings as other operating expenses rather than as other expense and certain other immaterial reclassifications.

Until January 30, 2006, ordinary shares of the Company had a par value of S$0.26. The Singapore Companies (Amendment) Act 2005, which came into effect on January 30, 2006, abolished the concept of “par value” and “authorized capital.” Accordingly, the amounts previously disclosed under “ordinary shares” and “additional paid-in capital” line items have been combined as “Ordinary Share Capital.”

(This page intentionally left blank)

CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — in US Dollars
In thousands (except per share data)
(d)	Use of Estimates
The preparation of the consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported revenues and expenses during the reporting period. Estimates are based on historical experience, current conditions and on various other assumptions that are believed to be reasonable under the circumstances. Significant items subject to judgment and such estimates include estimated useful lives and salvage values of long-lived assets, the recoverability of the carrying value of long-lived assets, the realization of deferred income tax assets, valuation of accounts receivable and inventories, the recognition and measurement of revenue and sales credits and returns allowance, and the fair value of share-based employee compensation awards and financial instruments. Actual results could differ from these estimates.

During 2006, the Company changed the estimated salvage values in relation to certain eight-inch process equipment and machinery to reflect higher expected salvage values than the Company had historically estimated. The change in the estimated salvage values is a change in accounting estimate that was applied prospectively from July 1, 2006. This change will result in lower depreciation over the remaining lives of the affected eight-inch process equipment and machinery. The impact of this change was an improvement to the Company’s net income by $11,289 for the year ended December 31, 2006, resulting in an improvement of basic and diluted net earnings per American Depository Shares (“ADS”) by $0.04 for the year ended December 31, 2006. Basic and diluted net earnings per ordinary share for the year ended December 31, 2006 were $0.02 and $0.02, respectively, both before and after the impact of this change.
(e)	Foreign Currency
The functional currency of the Company and its subsidiaries is the US dollar. Assets and liabilities which are denominated in foreign currencies are translated into the functional currency at the rates of exchange prevailing at the balance sheet date. Foreign currency transactions are translated using the exchange rates prevailing at the date of transactions. Foreign exchange gains or losses, resulting from the settlement of foreign currency transactions and from the translation at financial year-end exchange rates of assets and liabilities denominated in foreign currencies, are included in the line item “Other operating expenses, net” in the consolidated statements of operations.
(f)	Business and Credit Concentrations
The semiconductor industry has historically been highly cyclical and, at various times, has experienced significant economic downturns characterized by production overcapacity, reduced product demand and rapid erosion of selling prices. The market for semiconductors is characterized by rapid technological change, intense competition and fluctuations in end-user demand. The Company depends, and will continue to depend, for a significant portion of its revenue on a relatively limited number of customers who from time to time may be concentrated in particular end markets. Customer concentration is more significant for the Company’s leading-edge process technologies. The five largest customers of the Company accounted for 52%, 56% and 60% of net revenue in the years ended December 31, 2004, 2005 and 2006, respectively. Total accounts receivable from these customers was $92,668 and $166,297 at December 31, 2005 and 2006, respectively. The Company’s top customer profile may change from period to period depending on the strength of various market sectors.

The Company obtains most of its raw materials and supplies, including critical raw materials such as raw semiconductor wafers, from a limited number of vendors. Some of these raw materials and supplies are available from a limited number of vendors in limited quantities and their procurement may require a long lead time. In certain instances, the Company only has one qualified supplier for raw materials and supplies.

The Company also depends on a limited number of original equipment manufacturers and vendors that make and sell certain complex equipment and equipment spare parts that the Company uses in its manufacturing processes. In the event of shortage of supply of equipment spare parts, the Company would need to qualify alternative sources and/or equipment spare parts.

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash, investments, derivative financial instruments and receivables. The Company mitigates the concentration of its credit risk in trade receivables through its credit evaluation process, credit policies and credit control and collection procedures.

The Company’s cash and cash equivalents are placed with major international banks and financial institutions. Cash and cash equivalents deposited with a single counterparty bank accounted for 20% of total balances at December 31, 2005 and 2006.

CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — in US Dollars
In thousands (except per share data)
The amounts related to derivative instruments which are subject to credit risk are generally limited to the amounts, if any, by which a counterparty’s obligations exceed the obligations of the Company with that counterparty. The Company’s hedging practices are further described in Note 19.
(g)	Cash Equivalents
Cash equivalents consist of highly liquid investments that are readily convertible into cash and have original maturities of three months or less.
(h)	Marketable Securities
The Company classifies its investments in marketable equity and debt securities as “available-for-sale”, “held to maturity” or “trading” at the time of purchase in accordance with the provisions of Statement of Financial Accounting Standards (“SFAS”) No. 115, “Accounting for Certain Investments in Debt and Equity Securities”. There are no investments classified as trading or held-to-maturity as of December 31, 2005 and 2006. There have been no transfers between investment classifications in any of the periods presented.

Available-for-sale securities are carried at fair value with unrealized gains and losses, net of related tax, if any, reported as a component of other comprehensive income (loss) until realized. Realized gains and losses from the sale of available-for-sale securities are determined on a specific-identification basis. A decline in the market value of any available-for-sale security below cost that is deemed to be other than temporary will result in an impairment, which is included in the line item “Other income (loss), net” in the consolidated statement of operations.
(i)	Accounts Receivable
The Company reviews its accounts receivable on a periodic basis and makes specific allowances when there is doubt as to the collectibility of individual receivable balances. In evaluating the collectibility of individual receivable balances, the Company considers the age of the balance, the customer’s historical payment history, their current credit-worthiness and current economic trends.
(j)	Inventories
Inventories consist of work in progress, raw materials and consumable supplies and spares and are stated at the lower of cost or market (net realizable value). Cost is determined using standard cost and an allocation of the cost variances arising in the period of production, which approximates actual costs determined on the weighted average basis. Standard cost is based on estimates of materials, labor and other costs incurred in each process step associated with the manufacture of the Company’s products. Labor and overhead costs are allocated to each step in the wafer production process based on normal fab capacity utilization, with costs arising from abnormal under-utilization of capacity expensed when incurred.

CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — in US Dollars
In thousands (except per share data)
(k)	Derivative Instruments and Hedging Activities
In accordance with SFAS No. 133, “Accounting for Derivative Instruments and Certain Hedging Activities”, as amended, the Company records derivatives on the balance sheet as assets or liabilities measured at fair value.

On the date a derivative contract is entered into, the Company will consider if the derivative instrument is part of a hedging relationship. Once a hedging relationship is established, the Company designates the derivative as either a hedge of the fair value of a recognized asset or liability or of an unrecognized firm commitment (“fair-value” hedge), a hedge of a forecasted transaction or of the variability of cash flows to be received or paid related to a recognized asset or liability (“cash-flow” hedge), or a foreign-currency fair-value or cash-flow hedge (“foreign-currency” hedge). The Company formally documents all relationships between hedging instruments and hedged items, as well as its risk-management objective and strategy for undertaking various hedge transactions, at the hedge’s inception. This process includes linking all derivatives that are designated as fair-value, cash-flow, or foreign-currency hedges to specific assets and liabilities on the balance sheet or to specific firm commitments or forecasted transactions. The Company also formally assesses, both at the hedge’s inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items.

Changes in the fair value of derivatives that are highly effective and that are designated and qualify as fair-value hedges are recorded in earnings, along with the loss or gain on the hedged assets or liabilities or unrecognized firm commitment of the hedged item that are attributable to the hedged risks. Changes in the fair value of derivatives that are highly effective and that are designated and qualify as cash-flow hedges are recorded in other comprehensive income until earnings are affected by the variability in cash flows of the designated hedged items. Changes in the fair value of derivatives that are highly effective as hedges and that are designated and qualify as foreign-currency hedges are recorded in either earnings or other comprehensive income, depending on whether the hedge transaction is a fair-value hedge or a cash-flow hedge. Changes in the fair value of derivative instruments that are not designated as part of a hedging relationship are reported in current period earnings.

The Company discontinues hedge accounting prospectively when it determines that a derivative is no longer effective in offsetting changes in the fair value or cash flows of the hedged item, the derivative expires or is sold, terminated, or exercised, the derivative is de-designated as a hedging instrument because it is unlikely that a forecasted transaction will occur, a hedged firm commitment no longer meets the definition of a firm commitment, or management determines that designation of the derivative as a hedging instrument is no longer appropriate. When hedge accounting is discontinued because it is determined that the derivative no longer qualifies as an effective fair-value hedge, the Company no longer adjusts the hedged asset or liability for changes in fair value. The adjustment of the carrying amount of the hedged asset or liability is accounted for in the same manner as other components of the carrying amount of that asset or liability. When hedge accounting is discontinued because the hedged item no longer meets the definition of a firm commitment, the Company removes any asset or liability that was recorded pursuant to recognition of the firm commitment from the balance sheet and recognizes any gain or loss in earnings. When hedge accounting is discontinued because it is probable that a forecasted transaction will not occur, gains and losses that were accumulated in other comprehensive income are recognized immediately in earnings. In all situations in which hedge accounting is discontinued, the Company continues to carry the derivative at its fair value on the balance sheet, and recognizes any changes in its fair value in earnings.
(l)	Technology Licenses
Technology license agreements are stated at cost and amortized on a straight-line basis over the shorter of the expected technology life or the license period.

CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — in US Dollars
In thousands (except per share data)
(m)	Property, Plant and Equipment
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
(n)	Impairment of Long-Lived Assets and Intangible Assets
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

Long-lived assets to be disposed of by sale are measured at the lower of their carrying amounts or fair value less cost to sell, and depreciation is ceased. Long-lived assets to be abandoned are considered held and used until they are disposed of, which is the point at which they cease to be used.
(o)	Revenue Recognition
The Company derives revenue primarily from fabricating semiconductor wafers and, to a lesser extent, from providing associated subcontracted assembly and test services as well as pre-fabricating services such as masks generation and engineering services. The Company enters into arrangements with customers which typically include some or all of the above deliverables.

CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — in US Dollars
In thousands (except per share data)
When arrangements include multiple deliverables, the Company first determines whether each deliverable meets the separation criteria in FASB Emerging Issues Task Force (“EITF”) Issue 00-21, “Accounting for Revenue Arrangements with Multiple Deliverables”. In general, a deliverable (or a group of deliverables) meets the separation criteria if the deliverable has standalone value to the customer and if there is objective and reliable evidence of the fair value of the remaining deliverables in the arrangement. Each deliverable that meets the separation criteria is considered a separate “unit of accounting.” The total arrangement consideration is then allocated to each unit of accounting based on their relative fair values. Substantially all of the Company’s arrangements for the sale of semiconductor wafers and related services consist of a single unit of accounting.

Revenue for each unit of accounting is recognized when the contractual obligations have been performed and title and risk of loss has passed to the customer, there is evidence of a final arrangement as to the specific terms of the agreed upon sales, selling prices to the customers are fixed or determinable, collection of the revenue is reasonably assured, and, where applicable, delivery has occurred. Generally this results in revenue recognition upon shipment of wafers. Revenue represents the invoiced value of goods and services supplied excluding goods and services tax, less allowances for estimated sales credits and returns. The Company estimates allowances for sales credits and returns based on historical experience and management’s estimate of the level of future claims. Additionally, the Company accrues for specific items at the time their existence is known and amounts are estimable.

The Company also derives other revenue relating to rental income and management fees which is recognized when the contractual obligations have been performed, there is evidence of a final arrangement, fees are fixed or determinable and collection of the revenue is reasonably assured. Generally, revenue from rental is recognized over the lease period and management fee revenue is recognized when services are rendered. These are recorded in the line item “Other revenue” in the consolidated statements of operations.

Other arrangements include sale of equipment and contemporaneous licensing of intellectual property. Arrangement consideration is allocated between equipment and licensing of intellectual property using the residual method based on the fair value of equipment sold. Estimates of fair value of equipment are based on the resale prices of similar equipment sold on the used equipment market. Income from intellectual property is classified as a component of “Other income (loss), net” in the consolidated statements of operations as it is not considered as a source of income from principal operations, and is recognized when the title and risk of loss have passed to the customer or the license is delivered, there is evidence of a final arrangement, fees are fixed or determinable, and collectibility is reasonably assured.
(p)	Government Grants
Income-related government grants are subsidies of expenses incurred. Income-related grants are credited to the related expenses when expenditures already incurred constitute qualifying expenditures for purposes of reimbursement under the grants.

Asset-related government grants consist of grants for the purchase of equipment. Asset-related grants are credited to the related expenses on a straight-line basis over the estimated useful lives of the relevant assets or the qualifying period of the relevant grant projects, depending on the conditions of the grants.

CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — in US Dollars
In thousands (except per share data)
(q)	Share-Based Compensation
The Company adopted the provisions of SFAS No. 123(R), “Share-Based Payments” on January 1, 2006, the first day of the Company’s fiscal year 2006. Under SFAS No. 123(R), share-based compensation cost related to employee grants is measured based on the estimated fair value of the award at the grant date and is recognized as expense over the employee’s requisite service period. Share-based compensation cost related to non-employees, primarily granted to employees of SMP, is accounted for utilizing the measurement guidance of EITF 96-18 “Accounting for Equity Instruments that are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services”. The Company adopted the provisions of SFAS No. 123(R) using the modified prospective application. Under the modified prospective application, prior periods are not revised for comparative purposes. The provisions of SFAS No. 123(R) apply to new awards, unvested awards that are outstanding on the effective date, and to subsequent modification or cancellation of awards. Share-based compensation cost for new awards granted to employees is recognized on a straight-line basis over the vesting period. Share-based compensation cost for unvested awards that are outstanding at the date of adoption and awards for non-employees continues to be recognized in accordance with FASB Interpretation No. 28 (“FIN 28”), “Accounting for Stock Appreciation Rights and Other Variable Stock Option Award Plans”.

Prior to adopting the provisions of SFAS No. 123(R), the Company measured stock-based employee compensation cost for financial statement purposes in accordance with the intrinsic value method of Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” (“APB 25”) and related interpretations. Employee compensation cost was measured as the excess of fair market value of the stock subject to the option at the grant date over the exercise price of the option.

The Company uses the Black-Scholes option-pricing model for valuation of share-based awards granted on or after January 1, 2006, which was also previously used for the Company’s pro forma information disclosures required under SFAS No. 123, “Accounting for Stock-Based Compensation”.

Had the Company determined employee compensation cost based on the fair value at the grant date for its share options under SFAS No. 123, as amended by SFAS No. 148, “Accounting for Stock-Based Compensation — Transition and Disclosure”, the Company’s net income (loss) would have changed to the pro forma amounts indicated below for the years ended December 31, 2004 and 2005:

	2004	2005

Stock-based employee compensation cost
As reported (intrinsic method)	$3	$1
Pro forma (fair-value method)	$21,406	$9,431

Net income (loss) available to ordinary shareholders
As reported	$6,571	$(162,794)
Pro forma	$(14,832)	$(172,224)

Basic and diluted net earnings (loss) per ordinary share
As reported	$0.00	$(0.06)
Pro forma	$(0.01)	$(0.07)

Basic and diluted net earnings (loss) per ADS
As reported	$0.03	$(0.65)
Pro forma	$(0.06)	$(0.69)

CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — in US Dollars
In thousands (except per share data)
(r)	Product Warranties
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
(s)	Fab Start-up Costs
The Company records costs related to start-up activities, including fab start-up costs, as expenses when they are incurred. Such costs primarily include employee related expenses and engineering activities associated with the start-up of a fab.
(t)	Deferred Loan Costs
Expenses associated with the issuance of long-term debt are capitalized and are amortized over the terms of the respective arrangement using the effective interest rate method.
(u)	Operating Leases
Rental on operating leases, including the effects of scheduled rent increases, lease incentives and rent holidays, are charged to expense on a straight-line basis over the term of the lease. Contingent rentals are charged to expense when they are incurred.
(v)	Income Taxes
Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the carrying amounts of existing assets and liabilities in the financial statements and their respective tax bases, and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is recorded for deferred tax assets where it is more likely than not that they will not be realized.
(w)	Net Earnings (Loss) Per Ordinary Share
Basic net earnings (loss) per ordinary share is computed by deducting from net income or adding to net (loss) the accretion to redemption value of the convertible redeemable preference shares over the weighted average number of ordinary shares outstanding. Diluted net earnings (loss) per ordinary share is computed by deducting from net income or adding to net (loss) the accretion to redemption value of the convertible redeemable preference shares over the weighted average number of ordinary shares outstanding plus dilutive potential ordinary shares from the assumed exercise of options outstanding during the period, if any, using the treasury stock method and other potentially dilutive securities outstanding, such as convertible redeemable preference shares.

CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — in US Dollars
In thousands (except per share data)
The Company excluded potentially dilutive securities for each period presented from its diluted net earnings (loss) per ordinary share computation because either the exercise price or conversion price of the securities exceeded the average fair value of the Company’s share price or when the accretion to redemption value of convertible securities per ordinary share obtainable on conversion exceeds basic net earnings per ordinary share, and therefore these securities were anti-dilutive. A summary of the excluded potentially dilutive securities and the range of related exercise prices are as follows:

	Years ended December 31,
	2004	2005	2006

Convertible debt	214,792	36,300	—
Employee stock options	98,468	71,841	96,479
Call options with Goldman Sachs International	214,792	214,792	214,792
Convertible redeemable preference shares	—	344,067	325,144
The conversion price of convertible debt during the period outstanding was S$4.7980 per share (equivalent to approximately US$26.7701 per ADS). The weighted average exercise prices of employee stock options outstanding were $2.36, $2.04 and $1.89 as of December 31, 2004, 2005 and 2006, respectively. The call options have a per share exercise price of S$1.60 as of December 31, 2006. The conversion price of the convertible redeemable preference shares is $0.8719 per share.
2.	Related Parties
(a)	Temasek and affiliates
The Company is a majority owned subsidiary of ST Semiconductors, which is a wholly-owned subsidiary of Temasek. Temasek is a holding company through which corporate investments of the government of Singapore are held. The Company transacts business in the normal course of its operations with Temasek and its affiliates as well as with other companies and entities that are partially or wholly owned or controlled by the government of Singapore.

The Company had the following significant transactions with related parties:

	2004	2005	2006

Affiliates of Temasek
Services purchased from STATS ChipPAC	$19,104	$12,872	$10,625
Property, plant and equipment purchased	415	4,016	1,762
Services purchased	2,178	883	531
Interest income received	2,853	—	—
Management fees paid	2,739	—	—
Sub-lease rental billed for leasehold land from JTC	2,460	2,416	3,170
Rental billed for leasehold land from Ascendas	335	331	108

CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — in US Dollars
In thousands (except per share data)
Included in receivables from related parties and payables to related parties are amounts due from or to affiliates of Temasek:

	December 31,
	2005	2006

Amounts due from affiliates of Temasek	$217	$8
Amounts due to affiliates of Temasek	$8,008	$2,763
The balances with affiliates of Temasek are unsecured, interest free and repayable within 12 months.

The fabs of the Company are built on land held on long-term operating leases from entities controlled by the government of Singapore. The Jurong Town Corporation (“JTC”) is a statutory board established by the Singapore government to develop and manage industrial estates in Singapore. Fab 1 was built on land leased by the Company from Ascendas Land (Singapore) Pte Ltd (“Ascendas”), a private company wholly-owned by JTC. Following the cessation of Fab 1 operations in March 2004, the Company classified its leasehold interest in Fab 1 as held for sale. The sale was completed in January 2006.

Fabs 2, 3, 5 (occupied by SMP), 6 (occupied by CSP) and 7 and Fab 2 and Fab 3 slurry treatment plant occupy land leased by Terra Investments Pte Ltd (“Terra”) (a wholly-owned subsidiary of Temasek) from JTC. The Company entered into sub-leases for the underlying land for the entire term of the leases between Terra and JTC, expiring between 2024 and 2030, with an option, subject to certain conditions, to extend for another 30 years.

The Company has in 2006 leased an additional plot of land from Terra which in turn leased the land from JTC. The lease runs until 2030. The Company intends to use this additional plot of land primarily for ancillary purposes to support the Company’s business operations.

Rental rates on the long-term leases are subject to revisions at periodic intervals in accordance with the rental agreements, with such increases generally capped between 4% to 9% per annum.

Rental expense for land leased from related parties for the years ended December 31, 2004, 2005 and 2006 was $2,795, $2,747 and $2,768, respectively.

Minimum future rental payments on non-cancellable operating leases of land from the above related parties as of December 31, 2006 are as follows:

Payable in year ending December 31,
2007	$2,616
2008	2,762
2009	2,923
2010	3,097
2011	3,287
Thereafter	67,861

$82,546

CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — in US Dollars
In thousands (except per share data)
(b)	SMP
The Company has a 49% ownership interest in SMP that is accounted for using the equity method. SMP’s net operating results are not shared between the Company and SMP’s majority shareholder, Agere, in the same ratio as the equity holding. Instead, each party is entitled to the gross profits from sales to the customers that it directs to SMP after deducting its share of the overhead costs of SMP. Accordingly, the equity in income (loss) of SMP and the share of retained post-formation gain (loss) that is included in the Company’s consolidated statements of operations and consolidated balance sheets are different than the amount that would be obtained by applying a 49% ownership percentage. The difference in the equity income of SMP recorded as compared to a 49% ratio is an increase of $17,417, $5,758 and $18,380 for the years ended December 31, 2004, 2005 and 2006. The share of retained post-formation results recorded was a deficit of $20,681 as compared to a surplus of $17,363 using the 49% ratio and a surplus recorded of $15,359 as compared to a surplus of $35,023 using the 49% ratio as of December 31, 2005 and 2006, respectively.

Singapore law allows dividends to be paid only out of profits of a company. The Company and Agere have agreed that dividends will be paid out of the profits of SMP determined on a year-to-year basis rather than a cumulative basis.

The Company and Agere have entered into an assured supply and demand agreement with SMP under which the intention was to ensure that all of the fixed costs of SMP are recovered by allocating all of its wafer capacity to the Company and Agere in accordance with the respective parties’ equity interest in SMP and each party will bear the fixed costs attributable to its allocated capacity. These billings, if any, do not change the equity in income (loss) of SMP that the Company recognizes in its consolidated statements of operations. No amounts were payable by the Company under this agreement for 2004, 2005 and 2006, respectively.

In 2004, the Company and Agere entered into an agreement pursuant to which the Company and Agere agreed to annually reimburse any losses suffered by SMP that are attributable to the respective parties. SMP did not suffer any loss that was attributable to the Company in 2004, 2005 and 2006 and accordingly no reimbursements were payable by the Company to SMP under this agreement for these years.

During 2005, SMP’s shareholders agreed to a reduction in wafer prices for Agere, related to the wafer capacity allocated to Agere, to the minimum price allowed under the assured supply and demand agreement. As each shareholder is entitled to the gross profits from sales to the customers that it directs to SMP, the wafer price reduction did not affect the equity in income (loss) of SMP and the share of retained post-formation gain (loss) that is included in the Company’s consolidated statements of operations and consolidated balance sheets.

The Company purchased $1,641, $218 and $75 of processed wafers from SMP for the years ended December 31, 2004, 2005 and 2006, respectively.

The Company provides management and corporate support services including accounting, financial, sales and marketing services to SMP and allocates a portion of its related costs to SMP. Such charges to SMP amounted to $9,622, $8,811 and $9,480 in the years ended December 31, 2004, 2005 and 2006, respectively.

The Company bought plant and equipment of $Nil, $11 and $Nil from SMP during 2004, 2005 and 2006, respectively. The Company also sold plant and equipment of $505, $53 and $Nil to SMP during 2004, 2005 and 2006, respectively.

SMP leases its fab from the Company under a long-term lease agreement that expires in 2008. The rental income from SMP for the years ended December 31, 2004, 2005 and 2006 was $15,307, $15,662 and $15,958, respectively.

CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — in US Dollars
In thousands (except per share data)
Included in receivables from related parties and payables to related parties are amounts due from or to SMP:

	December 31,
	2005	2006

Amounts due from SMP	$7,694	$8,724
Amounts due to SMP	$94	$819
The balances with SMP are unsecured, interest free and repayable within 12 months.

Investment in SMP	December 31,
	2005	2006

Cost (net of return of capital)	$104,668	$88,324
Share of retained post-formation (losses) gains	(20,681)	15,359
Share of accumulated other comprehensive losses	(10)	(1)
Dividends received	(29,460)	(67,638)

	$54,517	$36,044

In August 2005, SMP’s board of directors approved a change to SMP’s fiscal year end from December 31 to September 30 so as to coincide with the fiscal year end of Agere. The change in SMP’s fiscal year end does not affect how the Company accounts for its share of SMP’s net results.

In October 2005, SMP reorganized its paid-up share capital and authorized a return of a portion to its shareholders in the form of cash, the Company’s entitlement being $20,424, in a capital reduction sanctioned by the High Court of Singapore. In 2005, the Company received $17,300 arising from the return of capital approved in 2005. In October 2006, the board of directors of SMP approved a second capital reduction which was subsequently approved by the High Court of Singapore and filed with the Accounting and Corporate Regulatory Authority of Singapore in November 2006. The Company’s entitlement arising from the second return of capital from SMP was $19,061. In 2006, the Company received an additional $16,913 arising from both the first and the second return of capital from SMP.

Shown below is summarized financial information for SMP:

	December 31,
	2005	2006
Current assets	$71,101	$72,063
Property, plant and equipment	55,758	21,972
Other assets	34	55
Current liabilities	(31,311)	(40,616)
Other liabilities	(8)	(19)

Shareholders’ deficit	$95,574	$53,455

	2004	2005	2006
Net revenue	$303,570	$201,345	$197,932
Gross profit	34,827	4,875	38,010
Operating income	30,070	449	34,885
Net income	20,706	1,486	36,040

CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — in US Dollars
In thousands (except per share data)
3.	Cash and Cash Equivalents and Restricted Cash

	December 31,
	2005	2006

Cash at banks, money market funds and cash on hand	$393,083	$362,120
Short-term deposits with banks	426,773	356,862

	$819,856	$718,982

Short-term deposits with banks consist of fixed deposits with original maturities of 90 days or less.

Under the terms of the Exim Guaranteed Loan agreement which is described in Note 14, the Company is required to maintain on deposit with the lender a compensating balance, restricted as to use, equal to the amount of principal, interest and commitment fees payable at the next repayment date. At December 31, 2005 and 2006, restricted cash amounted to $2,832 and $43,063 respectively, and consists of interest-bearing money market funds.
4.	Marketable Securities
At December 31, 2005

		Unrealized	Unrealized
	Cost	Gains	(Losses)	Fair Value
Current
Available-for-sale securities:
Equity securities	$10,196	$—	$(2,729)	$7,467

At December 31, 2006

		Unrealized	Unrealized
	Cost	Gains	(Losses)	Fair Value
Current
Available-for-sale securities:
Equity securities	$2,673	$—	$(390)	$2,283

No realized gains or losses were recorded for the years ended December 31, 2004 and 2005. Proceeds from sale of available-for-sale securities were $5,990 in 2006. Gross realized gains from sale of available-for-sale securities were $348 in 2006. The Company also recorded losses amounting to $2,698 as a result of an other-than-temporary impairment assessment in 2006.

CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — in US Dollars
In thousands (except per share data)
The following table shows the fair value and gross unrealized losses recorded in accumulated other comprehensive income (loss) of the Company’s available-for-sale equity securities, aggregated by the length of time the securities have been in a continuous unrealized loss position.

At December 31,	Less than 12 months		Greater than 12 months		Total
2005
		Unrealized		Unrealized		Unrealized
	Fair Value	(Losses)	Fair Value	(Losses)	Fair Value	(Losses)
Available-for-sale securities:
Equity securities	$1,123	$(115)	$6,344	$(2,614)	$7,467	$(2,729)

At December 31,	Less than 12 months		Greater than 12 months		Total
2006
		Unrealized		Unrealized		Unrealized
	Fair Value	(Losses)	Fair Value	(Losses)	Fair Value	(Losses)
Available-for-sale securities:
Equity securities	$2,283	$(390)	$—	$—	$2,283	$(390)

The Company’s investments in available-for-sale equity securities at December 31, 2005 and 2006 consist of investments in the common stock of two companies in the semiconductor industry, both of which are in an unrealized loss position as at the respective balance sheet dates. The fair value of the investments was based on quoted share prices at the balance sheet date. When determining whether the investments were other-than-temporarily impaired, the Company considered industry analyst reports on the outlook of the semiconductor industry and the two companies, the length of time that market value has been less than cost, the financial condition and near term prospects of the issuers and the Company’s ability and intent to hold the investments for a reasonable period of time sufficient for this forecasted recovery of the fair value. Based on this evaluation, the Company does not consider these investments to be other-than-temporarily impaired at December 31, 2005 and 2006.

5.	Receivables, net

	December 31,
	2005	2006

Trade receivables	$181,079	$230,590
Allowance for doubtful accounts	(991)	(1,149)
Allowance for sales credits and returns	(13,901)	(6,827)

Trade receivables, net of allowances	166,187	222,614
Receivables from related parties	7,911	8,732
Other receivables	6,666	12,015

	$180,764	$243,361

CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — in US Dollars
In thousands (except per share data)
Movement in the allowance for doubtful accounts is as follows:

	2004	2005	2006

Beginning	$1,083	$1,178	$991
Utilized in year	(38)	—	(4)
Charge for the year	1,106	420	466
Reversal of specific allowances due to collection	(973)	(607)	(304)

Ending	$1,178	$991	$1,149

Movement in the allowance for sales credits and returns is as follows:

	2004	2005	2006

Beginning	$9,556	$6,537	$13,901
Utilized in year	(7,769)	(10,940)	(13,353)
Charge for the year	4,750	18,304	6,279

Ending	$6,537	$13,901	$6,827

6.	Inventories

	December 31,
	2005	2006

Raw materials	$6,895	$13,306
Work-in-progress	121,871	137,214
Consumable supplies and spares	5,474	6,527

	$134,240	$157,047

7.	Other Current Assets

As of December 31, 2005, the Company had a refundable deposit placed with a vendor of $109,581 to secure wafer capacity. The deposit was fully refunded during 2006.
8.	Technology Licenses, net

			Weighted average
			amortization
			period (years)
	December 31,		December 31,
	2005	2006	2005	2006

Technology licenses, at cost	$168,787	$178,043	6	6
Accumulated amortization	(62,175)	(93,052)

Technology licenses, net	$106,612	$84,991

CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — in US Dollars
In thousands (except per share data)
Amortization amounted to $16,263, $24,616 and $30,877 for 2004, 2005 and 2006, respectively. Estimated amortization for future periods is as follows:

2007	$31,563
2008	30,950
2009	16,369
2010	5,834
2011	240
Thereafter	35

$84,991

9.	Property, Plant and Equipment, net

	December 31,
	2005	2006

Cost
Buildings	$269,276	$265,324
Mechanical and electrical installations	612,340	636,796
Equipment and machinery	3,893,041	4,131,234
Office and computer equipment	144,834	163,787
Assets under installation and construction	140,733	519,584

Total cost	$5,060,224	$5,716,725

Accumulated depreciation and amortization	$3,010,529	$3,443,606

Property, plant and equipment, net	$2,049,695	$2,273,119

Depreciation amounted to $420,217, $481,874 and $471,617 for the years ended December 31, 2004, 2005 and 2006, respectively.

Capitalized interest relating to property, plant and equipment amounted to $15,177, $19,032 and $12,062 in the years ended December 31, 2004, 2005 and 2006, respectively.

For assets under capital leases, total cost was $45,933 and $77,930 at December 31, 2005 and 2006 respectively and accumulated amortization was $2,886 and $7,500 at December 31, 2005 and 2006 respectively. Amortization of assets under capital leases, included in depreciation expense, was $Nil, $2,886 and $4,614 for the years ended December 31, 2004, 2005 and 2006 respectively.
10.	Other Non-current Assets

As of December 31, 2006, the Company had a refundable deposit placed with a vendor of $9,533 to secure wafer capacity. The deposit is refundable according to the utilization of such allocated capacity or at the end of the agreed period of such allocated capacity. The deposit is initially recorded at the net present value of payments due pursuant to its contractual terms. The related discount, which is offset by an equal amount of deferred expense, is amortized to interest income using the effective interest rate method. Deferred expense is amortized to cost of revenue over the term of the deposit using the straight-line method. The deposit is classified based on maturity, except that the amounts are considered current if it is probable that the deposits will be refunded within one year.

CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — in US Dollars
In thousands (except per share data)
11.	Payables

	December 31,
	2005	2006

Trade and accrued purchases	$106,299	$104,680
Purchases of property, plant and equipment	52,280	193,742
Payables to related parties	8,102	3,582

	$166,681	$302,004

12.	Other Current Liabilities

	December 31,
	2005	2006

Accrued employee related expenses and bonuses	$24,619	$43,350
Customer capacity guarantee deposits	58,410	33,137
Accrued interest	41,612	30,494
Customer prepayment	30,889	19,247
Other accrued expenses	5,857	4,136
Other current liabilities	55,058	20,217

	$216,445	$150,581

The Company enters into capacity guarantee agreements with certain of its customers under which the customers are required to maintain non-interest bearing deposits with the Company to secure guaranteed access to wafer capacity. Such deposits are generally for periods exceeding one year and are refundable at the end of the agreed period of such guaranteed capacity, or in certain cases based on the cumulative wafers purchased from the Company. Such deposits are initially recorded at the net present value of payments due pursuant to their contractual terms. The related discount, which is offset by an equal amount of deferred revenue, is amortized to interest expense using the effective interest rate method. Deferred revenue is amortized to earnings over the term of the deposits using the straight-line method. Deposits are classified based on maturity, except that the amounts are considered current if it is probable that the deposits will be refunded within one year.

The Company received a prepayment from a customer for future purchases which also secures access to wafer capacity. This amount will be used to off-set trade receivables from that customer. The receipt was recorded as operating cash flows in the consolidated statements of cash flows.
13.	Income Taxes

The Company has been granted pioneer status under the Economic Expansion Incentives (Relief from Income Tax) Act (Chapter 86) (“EEIA”) of Singapore for:
•	the manufacture of integrated circuits using submicron technology at Fab 2 for a ten-year period beginning July 1, 1996. The pioneer status expired on June 30, 2006;

•	the manufacture of integrated circuits using submicron technology at Fab 3 for a ten-year period beginning July 1, 1999;

•	the wafer fabrication of Application Specific Integrated Circuits (ASIC) and other advanced semiconductor devices at Fab 6 for a ten-year period beginning September 1, 2003; and

•	the wafer fabrication of integrated circuits at Fab 7 for a fifteen-year period beginning October 1, 2005.

CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — in US Dollars
In thousands (except per share data)
Under the EEIA, the Company has also been granted:
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
During the period in which pioneer status is effective, subject to compliance with certain conditions, income arising from the pioneer trade is exempt from Singapore income tax. During the period in which post-pioneer status or development and expansion incentive status is effective, subject to compliance with certain conditions, income arising from the incentive activities is taxed at a concessionary rate of 10%. Income arising from activities not covered under any of the abovementioned incentives (hereinafter referred to as non-qualifying income) is taxed at the normal Singapore corporate tax rate, which was 20% for the years ended December 31, 2004, 2005 and 2006. Thus, the income tax expenses for the years ended December 31, 2004, 2005 and 2006 are primarily on non-qualifying income, such as interest income, rental income and income from the sale of wafers manufactured by technologies that are not granted preferential tax treatment. Based on these tax incentives, income tax is assessed at the individual fab level.

The Company was granted development and expansion incentive status for wafer fabrication of integrated circuits at Fab 1 for a five-year period beginning January 1, 2001, subject to compliance with certain conditions during that period. In February 2003, the Company announced its plan to consolidate the business of Fab 1 into Fab 2, and close down Fab 1 during 2004. This closure would result in non-compliance with the conditions of the development and expansion incentive status, and accordingly at that time the Company accrued additional taxes payable for the period subsequent to January 1, 2001 at the normal corporate tax rate. During 2004, the relevant authority agreed to deem the Company as having complied with all the conditions and continued the grant of the development and expansion incentive status until December 31, 2004. Accordingly, the Company revised its accruals based on the concessionary tax rate of 10% and reduced its tax provision by $9,784 for the year ended December 31, 2004.

Under Singapore tax law, loss carryforwards and tax depreciation of property, plant and equipment (hereinafter referred to as wear and tear allowances), which are determined at the fab level, are deductible to the extent of income before loss carryforwards and wear and tear allowances. Unutilized losses and wear and tear allowances can be carried forward indefinitely to set off against income in future tax years, subject to compliance with certain conditions. As of December 31, 2005 and 2006, the Company has unutilized wear and tear allowance carryforwards of approximately $1,583,000 and $1,742,000 respectively. The Company does not have any loss carryforwards as of December 31, 2005 and 2006.

Income (loss) before income taxes consists of the following:

	2004	2005	2006

Singapore	$9,942	$(147,595)	$89,024
Foreign	1,403	994	1,654

Total	$11,345	$(146,601)	$90,678

CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — in US Dollars
In thousands (except per share data)
Income tax expense consists of the following:

	2004	2005	2006

Current expense (benefit) — Singapore	$5,798	$13,848	$22,011
— Foreign	292	(17)	573

Deferred expense (benefit) — Singapore	(1,428)	(800)	1,502
— Foreign	112	(34)	(162)

	$4,774	$12,997	$23,924

A reconciliation of the expected tax expense (benefit) computed by applying the Singapore statutory tax rate of 20% for 2004, 2005 and 2006 to income (loss) before income taxes to income tax expense is as follows:

	2004	2005	2006

Income tax expense (benefit) computed at the Singapore statutory tax rate	$2,269	$(29,320)	$18,136
Non-deductible research and development expenses	898	473	16,726
Non-deductible pre-pioneer operating losses	5,412	13,084	—
Other non-deductible expenses	6,272	3,721	7,137
Effect of pioneer status, including losses and allowances not recognized as deferred tax benefit	6,263	27,561	(4,502)
Effect of post-pioneer status	(2,263)	—	(6,833)
Non-taxable decrease in equity method investment	(5,512)	(1,332)	(7,208)
Effect of change in concessionary tax status	(6,884)	—	—
All other items, net	(1,681)	(1,190)	468

Income tax expense	$4,774	$12,997	$23,924

For the years ended December 31, 2004 and 2006, the pioneer status had the effect of increasing (decreasing) basic and diluted net earnings per ordinary share by $(0.00) and $0.00 and basic and diluted net earnings per ADS by $(0.02) and $0.02, respectively.

For the year ended December 31, 2005, the pioneer status had the effect of (increasing) decreasing basic and diluted net (loss) per ordinary share by $(0.01) and basic and diluted net (loss) per ADS by $(0.11).

Deferred tax assets and deferred tax liabilities, which are substantially non-current and relate to Singapore, consist of the following:

	December 31,
	2005	2006

Deferred tax liabilities
Property, plant and equipment	$(802)	$(2,105)
Intangible assets	(1,000)	(662)
Unremitted offshore income	—	(2,554)

	$(1,802)	$(5,321)

Deferred tax assets
Unutilized wear and tear allowances	$316,550	$263,437
Property, plant and equipment	7,112	11,598
Other accrued expenses	8,191	12,545

	331,853	287,580
Valuation allowance	(322,413)	(273,814)

	$9,440	$13,766

Net deferred tax assets	$7,638	$8,445

CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — in US Dollars
In thousands (except per share data)
In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of net deferred tax assets is dependent on the availability of future taxable income during the periods in which those assets will be reversed. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. The valuation allowance is established for deferred tax assets that cannot be objectively supported as more likely than not to be realized by the Company.

Based on the historical level of taxable income specific to certain fabs, management has concluded that it could not objectively support that sufficient future taxable income will be realized and that therefore it is more likely than not that deferred tax assets will not be realizable. As a result of the assessment a valuation allowance of $322,413 and $273,814 for these fabs’ net deferred tax assets has been recorded as at December 31, 2005 and 2006, respectively. The Company expects to continue to maintain valuation allowances on future tax benefits for such fabs until objective positive evidence is sufficient to support reversal of the valuation allowance based upon current and preceding years’ results of operations and anticipated future taxable income levels. Management has, however, concluded that a valuation allowance on $7,638 and $8,445 of net deferred tax assets arising from other operations as at December 31, 2005 and 2006 respectively, was not required. This is because it is more likely than not that these operations will generate sufficient future taxable income to realize the related net deferred tax assets.

The net change in the valuation allowance during the year ended December 31, 2006 was a decrease of $48,599. The decrease is due to the derecognition of deferred tax assets for temporary differences that are now expected to reverse during the tax-exempt pioneer period rather than the taxable post-pioneer period.

The Company recorded an increase in deferred tax assets and valuation allowance in the amounts of $3,993 and $1,846, respectively, as a result of the cumulative effect adjustment under SAB108 (see Note 1(c)).
14.	Long-term Debt and Obligations under Capital Leases

Long-term debt consists of:

	December 31,
	2005	2006

Floating rate loans:
CSP Syndicated Loan	$214,533	$—
SMBC/OCBC Term Loan	300,000	—
Exim Guaranteed Loan	122,124	324,277
Bank of America Term Loan	50,000	50,000
2.5% senior convertible notes due 2006	97,155	—
5.75% senior notes due 2010	371,161	371,904
6.00% amortizing bonds due 2010	46,703	38,433
6.25% senior notes due 2013	—	297,405
6.375% senior notes due 2015	246,540	246,805
Other	(324)	2,836

	1,447,892	1,331,660
Less: Current installments of long-term debt	(319,634)	(123,629)

Long-term debt, excluding current installments	$1,128,258	$1,208,031

Obligations under capital leases:

	2005	2006

Minimum future lease payments	$63,931	$124,194
Amount representing interest at rates of 6.2% to 7.8%	(20,336)	(47,255)

Present value of minimum future lease payments	43,595	76,939
Less: Current installments	(2,819)	(3,998)

Obligations under capital leases, excluding current installments	$40,776	$72,941

CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — in US Dollars
In thousands (except per share data)

	2005	2006

Current installments of:
Long-term debt	$319,634	$123,629
Obligations under capital leases	2,819	3,998

	$322,453	$127,627

Non-current portion, excluding current installments:
Long-term debt	$1,128,258	$1,208,031
Obligations under capital leases	40,776	72,941

	$1,169,034	$1,280,972

	Weighted Average
	Interest Rates As of
	December 31,
	2005	2006

Debt obligations at floating rates	5.11%	5.80%
Debt obligations at fixed rates	5.91%	6.08%
Obligations under capital leases	6.50%	7.08%
CSP’s U.S. dollar syndicated floating rate loan was arranged by ABN Amro Bank N.V., Singapore branch, Citibank, N.A., Singapore, Overseas Union Bank Limited (now known as United Overseas Bank Limited), Sumitomo Mitsui Banking Corporation Ltd, Danske Bank A/S, Industrial and Commercial Bank of China, Singapore branch and Commerzbank Aktiengesellschaft, Singapore branch for an amount of $820,000 which was fully drawn down. The loan bore interest at 0.60% to 0.85% above the London Interbank Offering Rate (“LIBOR”) rates for U.S. dollars deposits quoted by specified banks to the lender (depending on certain criteria relating to wafer starts and debt/equity ratio). Interest was payable semi-annually and principal was payable in six semi-annual installments which commenced in March 2004. The loan matured and was fully repaid during 2006.

The SMBC/OCBC Term Loan was with Sumitomo Mitsui Banking Corporation, Oversea-Chinese Banking Corporation, ABN AMRO Bank, United Overseas Bank, and Deutsche Bank for a maximum of $300,000, which was fully drawn down in 2005. The loan bore interest at LIBOR plus 1.75% and was payable semi-annually. The loan was fully repaid in April 2006 using the proceeds from the issuance of the 6.25% senior notes due in 2013.

The Exim Guaranteed Loan is from J.P. Morgan, guaranteed by the Export-Import Bank of the United States, for a maximum of $653,131. The loan is divided into two tranches, of which one tranche of $324,277 had been fully drawn down as of December 31, 2006. Principal repayment of the first tranche is payable semi-annually over five years, beginning on January 16, 2007. The availability period for the other tranche is until December 15, 2008. It may only be used to finance the purchase of Fab 7 equipment from U.S. vendors and is drawn down in accordance with the equipment purchases per the ramp schedule. The loan bears interest at LIBOR plus 0.125%. Interest is payable semi-annually and each tranche is payable semi-annually over five years.

The Bank of America Term Loan is for a maximum of $50,000, which was fully drawn down in 2005. The loan bears interest at LIBOR plus 0.80%. Interest is payable semi-annually and principal is repayable in full at maturity in 2007.

The senior unsecured convertible notes (“Convertible Notes”) bore a coupon rate of 2.50% per annum and had a yield to maturity of 5.25% per annum. In September 2005, pursuant to a cash tender offer (“Tender Offer”) for any and all of its $575,000 original principal amount of the Convertible Notes outstanding, $477,845 original principal amount of the Convertible Notes, representing approximately 83.1% of the Convertible Notes, were purchased. The remaining Convertible Notes matured and were fully redeemed on April 2, 2006.

CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — in US Dollars
In thousands (except per share data)
The senior notes due 2010 (“Senior Notes due 2010”) with face value of $375,000 were issued at a price of 98.896% of the principal amount. The senior notes due 2015 (“Senior Notes due 2015”) with face value of $250,000 were issued at a price of 98.573% of the principal amount. Interest on the Senior Notes due 2010 is payable at the rate of 5.75% per annum and interest on the Senior Notes due 2015 is payable at the rate of 6.375% per annum, in each case on February 3 and August 3 of each year beginning on February 3, 2006. The Senior Notes due 2010 mature on August 3, 2010 and the Senior Notes due 2015 mature on August 3, 2015. The Senior Notes due 2010 and Senior Notes due 2015 constitute senior, unsecured obligations of the Company.

Convertible redeemable preference shares (refer to Note 15) and 6% amortizing bonds due 2010 (“Amortizing Bonds”) have an aggregate issue price of $300,000. The initial principal amount assigned to the Amortizing Bonds was $46,703. Interest on the Amortizing Bonds is payable at the rate of 6.0% per annum on the outstanding principal amount. The Amortizing Bonds pay semi-annual cash payments of $5,475 per payment, as a combination of principal and interest, on February 17 and August 17 of each year, beginning on February 17, 2006, and amortize to zero at maturity on August 17, 2010. The Amortizing Bonds constitute senior, unsecured obligations of the Company.

In 2006, the Company issued senior notes due 2013 (“Senior Notes due 2013”) with a face value of $300,000 at a price of 99.053% of the principal amount. Interest is payable at the rate of 6.25% per annum on April 4 and October 4 of each year, beginning on October 4, 2006. The Senior Notes due 2013 mature on April 4, 2013, and constitute senior, unsecured obligations of the Company.

As of December 31, 2006, other long-term debt represents the cumulative fair value change of the Senior Notes due 2013 due to changes in interest rates commencing on the date the Company designated an interest rate swap transaction as a fair value hedge of this debt.

The Senior Notes and Amortizing Bonds include a company call option and an investor put option. If the Company were to exercise the call option, investors would receive an amount equal to the outstanding principal amount, plus any accrued and unpaid interest through the call/redemption date. If the investors were to exercise the put option, they would receive an amount equal to 101% of the outstanding principal amount, plus any accrued and unpaid interest to the put/repayment date. Therefore, the sum of the amounts received by the investors in the event of exercise of the call or put options would not significantly differ from the recorded value.

The Company evaluated the call and put options included in the Senior Notes and Amortizing Bond in accordance with SFAS No. 133 and Derivatives Implementation Group (“DIG”) Issue B16 “Embedded Derivatives: Calls and Puts in Debt Instruments” (“DIG Issue B16”). Based on its evaluation, the Company determined that the call and put options are clearly and closely related to the debt instrument. Therefore these embedded derivatives have not been bifurcated.

Annual maturities of long-term debt as of December 31, 2006 are as follows:

Payable in year ending December 31,
2007	$123,629
2008	74,164
2009	74,730
2010	450,332
2011	64,855
Thereafter	550,000

$1,337,710

These amounts represent the expected repayments in each of the periods indicated and do not include the unamortized debt discount relating to the senior notes, which are reported as a direct reduction to the face amounts of the senior notes.

CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — in US Dollars
In thousands (except per share data)
The Company has total unutilized banking facilities of $591,763 and $591,400 for short-term advances, term loans and bankers’ guarantees as of December 31, 2005 and 2006, respectively. Facilities as of December 31, 2006 include $200,000 that will expire on March 30, 2007.

The Company’s loans and available credit facilities contain various financial, shareholding and other restrictive covenants. Under the financial covenants, the Company is required to maintain certain financial conditions and ratios such as consolidated net worth, total debt to net worth ratio, and historical debt service coverage ratio. The Company is also required to ensure that its consolidated net worth is not at any time less than $1,000,000 and its total debt does not at any time exceed 180% of its total net worth. Under the shareholding covenants, Temasek is required to own, directly or indirectly, a certain percentage of the Company’s outstanding shares or is required to be the Company’s single largest shareholder. In addition, some of the loans and available credit facilities also impose other restrictive covenants such as restrictions on incurring further indebtedness, creating security interests over assets, payment of dividends, disposal of assets and mergers and corporate restructuring.

The obligations under capital leases include contracts for supply of gases used by the Company’s fabrication facilities. The Company has assessed that such supply contracts contain a lease pursuant to the consensus reached in EITF Issue 01-8, “Determining Whether An Arrangement Contains A Lease”, and are accounted for as capital leases.

Minimum future lease payments under capital leases for equipment and machinery as of December 31, 2006 are as follows:

Payable in year ending December 31,
2007	$9,323
2008	9,323
2009	9,323
2010	9,323
2011	9,323
Thereafter	77,579

Total minimum lease payments	$124,194

15.	Convertible Redeemable Preference Shares

The holders of the convertible redeemable preference shares (“Preference Shares”) are not entitled to receive any dividends, regardless of whether dividends are paid to the holders of the Company’s ordinary shares (“Ordinary Shares”). Holders of the Preference Shares may convert the Preference Shares into new Ordinary Shares or, subject to certain limitations, ADSs at a conversion price of $0.8719 per Ordinary Share at any time before the close of business on the 7th business day prior to maturity or early redemption.

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

In the event of early redemption, each Preference Share will be redeemed for cash at the accreted amount approximating its carrying value, which is the original allocated issue price of $8,443.24 per Preference Share accreted to its present value using the effective interest rate method calculation as follows:

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
The initial carrying amounts of the Preference Shares were stated at their fair values as of the date of issuance, net of the associated issuance costs. The carrying amounts of the Preference Shares are accreted to their redemption values over the remaining period until the maturity date on August 17, 2010 using the effective interest rate method. Such accretion adjusts net income (loss) available to ordinary shareholders. Accretion charge for the years ended December 31, 2005 and 2006 was $3,196 and $9,476, respectively.

During 2006, 2 Preference Shares were converted and 18,924 of ordinary shares were issued as a result of the conversion.

The Preference Shares include call and put options, which the Company has evaluated under the provisions of SFAS No. 133 and DIG Issue B16. For purposes of assessing if the puts and calls are closely related to the Preference Shares, the Company has referred to DIG Issue B16 as the Preference Shares are akin to a debt instrument because they have a mandatory redemption feature at maturity and holders are not entitled to vote at the Company’s general meetings nor are they entitled to receive dividends or otherwise participate in earnings. The Preference Shares do not embody any claim to residual interest of the Company. Upon exercise of the call or put options, investors would receive an amount equal to the accreted value of their shares and does not constitute an accelerated repayment of the redemption principal amount of $10,000 per Preference Share. The call and put options are considered to be clearly and closely related to the Preference Shares. Therefore these embedded derivatives have not been bifurcated.

CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — in US Dollars
In thousands (except per share data)
16.	Shareholders’ Equity

Ordinary Share Capital

In August 2004, the Company entered into a bilateral option transaction with Goldman Sachs International as counter-party. Under the transaction, the Company had a choice of physical or cash settlement. The counter-party could purchase 214,800 of the Company’s ordinary shares at $0.93 per share (approximately S$1.60 per share, based on an exchange rate of $1.00 = S$1.71) and the Company would receive approximately $200,000. The number of ordinary shares under the option transaction was equal to the number of shares that were originally planned for issuance under the Convertible Notes. The option transaction, which was contractually separate from the Convertible Notes, was exercisable by the counter-party from January 2, 2005 and expired on April 2, 2006, matching the maturity date of the Convertible Notes. Goldman Sachs International did not exercise its rights under the option transaction.

Accumulated Deficit

Singapore law allows dividends to be paid only out of the Company’s net profits for the year or retained earnings. Shareholders of ordinary shares are not liable for Singapore income tax on dividends paid by the Company out of its tax exempt profits from pioneer activities and net profits after deduction of tax at the concessionary rate from post pioneer or development and expansion activities. Some of the Company’s loan agreements restrict the ability of the Company to pay dividends without prior approval from the lender.

Distributions of profits from non-pioneer activities which have been subject to tax at the normal corporate tax rate are paid with a franking tax credit which Singapore tax-resident shareholders can apply as a prepayment of income tax on the dividend. Shareholders who are not tax-residents in Singapore are not liable for further Singapore income tax.

Under the one-tier system with effect from January 1, 2003, tax payable by the Company on its non-qualifying chargeable income constitutes a final tax. Companies that have moved to the one-tier system can henceforth pay dividends that are exempted from Singapore income tax in the hands of their shareholders.

During the transitional period, the Company has up to December 31, 2007 to utilize any available franking tax credit balance under the old imputation system to pay a franked dividend to its shareholders. The Company has approximately $54,000 and $52,400 of available balances under the old imputation system as of December 31, 2005 and 2006, respectively.

Accumulated deficit includes $(20,681) and $15,359 of post-formation (losses) gains of SMP as of December 31, 2005 and 2006, respectively.

Accumulated Other Comprehensive Loss

Accumulated other comprehensive loss consists of the following:

	December 31,
	2005	2006

Cumulative foreign currency translation loss	$52,659	$52,091
Net unrealized cash flow hedging losses	2,036	1,350
Net unrealized losses on available-for-sale securities	2,729	390

	$57,424	$53,831

The foreign currency translation loss, net unrealized losses on available-for-sale securities and net unrealized cash flow hedging losses are not adjusted for income taxes because such losses are generally not tax deductible.
17.	Share Options and Incentive Plans
(a)	1999 Option Plan
Effective March 1999, the Company adopted the Chartered Semiconductor Manufacturing Ltd Share Option Plan 1999 (the “1999 Option Plan”) which provided for a maximum of 107,160 shares (subject to adjustment under the plan) to be reserved for option grants. This amount was increased to 197,160 shares in May 2002. As a result of the Company’s rights offering in October 2002, the shares available for future grants increased by 30,488 shares. The total shares provided under the 1999 Option Plan are hence 227,648 shares. Options granted under the plan may include non-statutory options as well as incentive stock options intended to qualify under Section 422 of the United States Internal Revenue Code. The Company issues new shares upon exercise of options. The remaining shares available for future grants are 90,521 and 81,727 as of December 31, 2005 and 2006, respectively.

The plan is administered by a committee appointed by the Directors. Employees, outside directors and consultants are eligible for the grant of options subject to certain exceptions as provided in the 1999 Option Plan.

CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — in US Dollars
In thousands (except per share data)
The contractual term of options does not exceed 10 years from the date of grant. Upon leaving employment of the Company, employees are given a specified period to exercise outstanding options. The exercise price of an incentive stock option is generally the fair market value of the shares at the date of the grant. In certain circumstances, the exercise price may be higher than the fair market value.

The weighted-average grant-date fair value of share options granted, the total intrinsic value of share options exercised and the total fair value of share options vested during the years ended December 31, 2004, 2005 and 2006 were as follows:

	2004	2005	2006

Weighted-average grant-date fair value of share options granted	$0.63	$0.47	$0.43
Total intrinsic value of share options exercised	$557	$249	$320
Total fair value of share options vested	$25,561	$26,717	$14,495
Stock option activity for all outstanding options and the corresponding price information for the years ended December 31, 2004, 2005 and 2006 were as follows:

		Weighted
		Average
	Number	Exercise
	of options	Price

Outstanding at January 1, 2004	104,223	$2.67
Granted	20,905	$0.93
Expired	(919)	$1.65
Exercised	(1,074)	$0.46
Forfeited	(10,481)	$2.89

Outstanding at December 31, 2004	112,654	$2.36
Granted	15,542	$0.69
Expired	(2,695)	$6.90
Exercised	(1,798)	$0.54
Forfeited	(10,223)	$2.41

Outstanding at December 31, 2005	113,480	$2.04
Granted	16,666	$0.77
Expired	(1,958)	$2.30
Exercised	(2,432)	$0.55
Forfeited	(5,913)	$2.01

Outstanding at December 31, 2006	119,843	$1.89

Exercisable at end of year	76,720	$2.51

Changes in the number of unvested share options during the year ended December 31, 2006, together with the corresponding weighted-average grant date fair values and the status of unvested options at December 31, 2006, were as follows:

		Weighted
		Average
	Number	grant date
	of options	fair value

Unvested at January 1, 2006	48,214	$0.66
Granted	16,666	$0.43
Vested	(18,885)	$0.77
Forfeited	(2,872)	$0.57

Unvested at December 31, 2006	43,123	$0.52

CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — in US Dollars
In thousands (except per share data)
Information regarding outstanding and exercisable share options as of December 31, 2006, was as follows:

		Options outstanding
		Weighted
		average	Weighted
		remaining	average
	Number of	contractual	exercise	Intrinsic
Range of exercise prices	options	term	price	value

$0.39 to $1.00	68,671	7.4 years	$0.73	$1,891
$1.06 to $1.95	20,466	4.7 years	$1.41	$2,618
$2.14 to $2.44	13,815	4.4 years	$2.32	$477
$5.81	9,781	3.8 years	$5.81	$—
$8.31	7,110	3.3 years	$8.31	$—

	119,843			$4,986

		Options exercisable
		Weighted
		average	Weighted
		remaining	average
	Number of	contractual	exercise	Intrinsic
Range of exercise prices	options	term	price	value

$0.39 to $1.00	28,760	6.4 years	$0.70	$1,583
$1.06 to $1.95	17,272	4.5 years	$1.42	$2,168
$2.14 to $2.44	13,797	4.4 years	$2.32	$477
$5.81	9,781	3.8 years	$5.81	$—
$8.31	7,110	3.3 years	$8.31	$—

	76,720			$4,228

The options vest over one to five years and expire on dates ranging from February 2007 to October 2016.

Income from continuing operations, income before income taxes and net income for the year ended December 31, 2006 were reduced by $7,376 as a result of the adoption of SFAS No. 123(R). Total share-based compensation expense recognized for the year ended December 31, 2006 was:

2006

Cost of revenue	$2,565
Research and development	712
Sales and marketing	1,031
General and administrative	3,068

Total share-based compensation expense	$7,376

	Per
	ordinary
	share	Per ADS

Net share-based compensation expense
Basic	$0.00	$0.03
Diluted	$0.00	$0.03

CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — in US Dollars
In thousands (except per share data)
As of December 31, 2006, there was $8,498 of total unrecognized compensation costs related to share options scheduled to be recognized over a weighted average period of 3 years.

Cash proceeds of $1,456 were received from option exercises during the year ended December 31, 2006.

As share-based compensation cost is not tax deductible in Singapore, the recognition of the share-based compensation expense did not result in income tax benefits.

The fair values of the option grants awarded during the years ended December 31, 2004, 2005 and 2006 were estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions.

	2004	2005	2006

Risk free interest rate	2.97% to 4.14%	4.06% to 4.64%	4.59% to 5.22%
Expected volatility	61.94% to 65.04%	58.75% to 61.04%	40.45% to 57.86%
Expected term	5 to 8 years	5 to 9 years	3 to 6.25 years
Dividend yield	0.00%	0.00%	0.00%
Expected volatilities are based on historical volatility rates of the Company’s ordinary shares. For options awarded during the years ended December 31, 2004 and 2005, the expected term is based on the contractual term of the grant, vesting periods, and past exercise and post-vesting forfeiture behavior. For options awarded during the year ended December 31, 2006, the expected term is determined using the simplified approach as permitted by Staff Accounting Bulletin No. 107 (“SAB 107”). The risk-free rate for periods within the contractual term of the award is based upon observed interest rates appropriate for the term of the Company’s employee stock options.

Share-based compensation expense recognized in the consolidated statements of operations for the year ended December 31, 2006 was based on awards ultimately expected to vest after adjusting for estimated future pre-vesting forfeitures. SFAS No. 123(R) requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent reporting periods if actual forfeitures differ from those estimates. Pre-vesting forfeitures were estimated to be between approximately 1% to 21% for the year ended December 31, 2006 based on historical pre-vesting forfeitures. In the Company’s pro forma information disclosures required under SFAS No. 123 for the periods prior to fiscal year 2006, the Company accounted for forfeitures as they occurred.

Options to purchase 595, 406 and 390 shares of the Company were granted to employees of SMP in 2004, 2005 and 2006, respectively. SMP bears the share-based compensation expense in respect of these options.
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

The terms of the ESPP 2004 Plans and the 2001 Plans are similar except for the following significant differences:
(i)	the ESPP 2004 Plans give the committee appointed by the Directors to administer the plans (“Committee”) the right to stipulate that the purchase price for each Ordinary Share purchased at the close of an offering period be determined by an alternative method, which is to be prescribed by the Committee, if the Committee determines that the existing method of determining the purchase price would cause the Company to incur any stock-based compensation expense; and

(ii)	the ESPP 2004 Plans impose a limit of 3,000 Ordinary Shares per calendar year (and a limit of 1,500 Ordinary Shares per offering period) on the number of Ordinary Shares available for purchase by participants in the ESPP 2004 Plans. The ESPP 2004 Plans continue to provide for two offering periods in a calendar year commencing on each March 1 and September 1.
The 2004 Plans are administered by a committee appointed by the Directors. 2,348 and 1,156 shares were issued at prices from $0.56 to $0.63 (S$0.92 to S$1.06) and $0.77 to $0.79 (S$1.22 to S$1.28) during the years ended 2005 and 2006, respectively.

The ESPP 2004 Plans are non-compensatory as the purchase price is 95% of the fair market value of the ordinary shares applied to the Company’s average ordinary share price on the last trading day of the offer period. Therefore, the Company does not recognize compensation expense related to shares sold under the ESPP 2004 Plans.

CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — in US Dollars
In thousands (except per share data)
18.	Commitments and Contingencies
(a)	Commitments
The Company has the following capital commitments:

	December 31,
	2005	2006

Contracts for capital expenditures	$205,689	$525,200
Minimum future rental payments on non-cancellable operating leases, excluding amounts payable to related parties disclosed in Note 2, as at December 31, 2006, are as follows:

Payable in year ending December 31,
2007	$3,811
2008	2,157
2009	947
2010	739
2011	527
Thereafter	827

$9,008

Rental expense, excluding amounts payable to related parties disclosed in Note 2, for the years ended December 31, 2004, 2005 and 2006 was $5,473, $5,660 and $5,687 respectively.

The Company has a patent license agreement with Agere under which the parties grant to one another a license to use certain of each other’s patents. Under the terms of the patent license agreement, the Company may provide wafer capacity in lieu of payment for royalties. Such royalties under the patent license agreement are waived until such time as the interest of Agere in SMP falls below 49%. In exchange the Company has waived capacity shortfall obligations from Agere. The patent license agreement continues for as long as the joint venture agreement between the parties remains.

The Company has entered into agreements to purchase technology licenses, jointly perform research and development, and swap capacity commitments. The future payment obligations under these agreements at December 31, 2005 and 2006 are $200,000 and $335,000 respectively.

CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — in US Dollars
In thousands (except per share data)
(b)	Contingencies
The Company may from time to time be a party to claims that arise in the normal course of business. These claims include allegations of infringement of intellectual property rights of others as well as other claims of liability. In addition, the Company, on a case-by-case basis, includes intellectual property indemnification provisions in the terms of sale and technology licenses with third parties. The Company is also subject to various taxes in the different jurisdictions in which it operates. These include taxes on income, property, goods and services, and other taxes. The Company accrues costs associated with these matters when they become probable and reasonably estimable. The Company does not believe it is probable that losses associated with these matters beyond those already recognized will be incurred in amounts that would be material to its financial position or consolidated statements of operations.

The Company submits tax returns and claims with government tax authorities which are subject to agreement and audit by those tax authorities. Actual taxes to be paid could vary due to the outcome of audits completed by the tax authorities. The Company records tax contingencies as tax payable for certain positions which may be challenged by the tax authorities and which the Company may not ultimately prevail in defending. The income tax contingencies mainly relate to transfer pricing positions and gains which may be taxable. As of December 31, 2005 and 2006, the income tax contingencies recorded as tax payable amounted to $5,070 and $6,759, respectively. The amounts recorded are determined based upon the Company’s best estimate of possible assessments by the tax authorities and are adjusted, from time to time, based upon changing facts and circumstances.

Effective January 1, 2003, the Company measures its obligations associated with its retirement of tangible long-lived assets in accordance with the provisions of SFAS No. 143, “Accounting for Asset Retirement Obligations”. As at December 31, 2006, the liability related to the requirements in the Company’s lease agreements for the potential return of buildings to tenantable condition and the potential return of land on which fabs have been built to its original condition amounted to $17,909.
19.	Derivative Instruments

At December 31, 2006

Derivative Instrument	Notional Amount	Average Rate/Price	Maturity

Forward Contracts
— Yen Forward Contracts	6,102,865	114.43/USD	2007
— Euro Forward Contracts	9,137	1.31/Euro	2007
— SGD Forward Contracts	13,871	1.54/USD	2007

Interest rate swap	300,000	LIBOR + 0.93%	2013

2006 Option (shares)	214,800	S$1.60/S$2.15	2011
In March 2006, the Company entered into a call option transaction (“2006 Option”) with Goldman Sachs International (“GS”) to replace the call option transaction that the Company had previously entered into with GS in August 2004 (“2004 Option”) that expired on April 2, 2006. Under the 2006 Option, GS may purchase up to 214,800 of the Company’s ordinary shares at a price of S$1.60 per share in the first year and S$2.15 per share thereafter. If the 2006 Option is exercised in full and physically settled the Company will receive approximately $300,000 (based on an exchange rate of $1.00 = S$1.54). If the 2006 Option is exercised in full and physically settled in the first year, the Company will receive approximately $222,911 (based on an exchange rate $1.00 = S$1.54).

Under the terms of the 2006 Option, if the option is exercised the Company has the right either to issue new shares to GS or to settle the transaction in cash. If the 2006 Option is not exercised or terminated earlier, it will expire on March 29, 2011.

CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — in US Dollars
In thousands (except per share data)
In the first year of the 2006 Option, the Company has the right to terminate the 2006 Option early in whole or in part upon the first time that the closing price of the ordinary shares equals or exceeds S$1.75 on each of any 20 business days in a consecutive 30 business day period. If the Company elects to do so and elects to settle by delivering shares, GS will have the right but not the obligation to buy from the Company from time to time during the following 30 business days such number of the ordinary shares up to the amount terminated at S$1.60 per share. As of December 31, 2006, the Company’s right to terminate the 2006 Option had not been triggered.

From the second year of the 2006 Option, the Company has the right to terminate the 2006 Option early in whole or in part if the closing price of the ordinary shares is equal to or exceeds S$2.6875 on each of any 20 business days in any consecutive 30 business day period. If the Company elects to exercise this right of termination, GS will be required to buy from the Company such number of the ordinary shares relating to the terminated portion of the 2006 Option at S$2.15 per share.

The 2006 Option is a derivative instrument that is dual indexed to the Company’s own stock and the Singapore Dollar currency exchange rate. As a result, the 2006 Option is not eligible for the scope exception of paragraph 11(a) of SFAS No. 133 and is accounted for as a derivative in accordance with SFAS No. 133, with changes in its fair value recorded in earnings.

The fair value of the 2006 Option at issuance was approximately $6,040 and has been recorded as a liability. In subsequent periods, changes in the fair value of the 2006 Option have been recorded in earnings as other income (loss).

To protect against volatility of future cash flows caused by changes in exchange rates, the Company may use forward exchange contracts, currency options and currency swap instruments for forecasted transactions such as operating expenses and capital purchases. To manage interest rate risk, the Company may utilize interest rate derivative instruments to modify the interest characteristics of its outstanding debts.

Most of the Company’s derivatives are formally designated as foreign currency cash flow and fair value hedges except for certain foreign currency forward contracts and the 2006 Option. These certain foreign currency forward contracts relate to groups of forecasted foreign currency denominated payments. While the Company expects these derivatives to be effective in hedging the variability in cash flows resulting from changes in foreign exchange rates, it does not believe it is practicable to formally document the hedging relationship and link the derivatives to specific forecasted transactions. Gains and losses on these instruments are included in foreign exchange gain (loss).

The Company uses derivative instruments to manage identified foreign currency risks resulting from its Singapore dollar denominated debt and its foreign currency denominated purchase commitments which are denominated principally in Japanese yen and Euro. The maximum tenure for these transactions is 18 months. The Company uses foreign currency forward contracts to manage these risks and designates them as foreign currency cash-flow hedges. The Company uses foreign currency forward contracts, which match the terms of the individual foreign currency exposures, and as a result, any ineffectiveness of the Company’s hedges is negligible. For the year ended December 31, 2006, the ineffective amount reclassified from other comprehensive income into earnings was a loss of $269 and was included in foreign exchange gain (loss). Amounts included in other comprehensive income (loss) related to hedges of foreign currency purchase commitments are reclassified into earnings (foreign exchange gain (loss)) when depreciation commences for the asset related to the purchase commitment.

In August 2004, the Company entered into two interest rate cap contracts in respect of the floating rate obligations associated with $100,000 of the CSP Syndicated Loan, with the effect of placing an upper limit on the cash flow and earnings exposure due to market interest rate changes. In March 2005, the Company entered into two additional interest rate cap contracts related to the floating rate obligations associated with $200,000 of the above mentioned US dollar loan. The amount relating to time value, which is excluded from the assessment of hedge effectiveness, was $(989) in the year ended December 31, 2006. For the year ended December 31, 2006, the ineffective amount reclassified into earnings (Other income (loss), net) was a gain of $806. The interest rate cap contracts matured following the maturity of the loan.

CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — in US Dollars
In thousands (except per share data)
The Company entered into interest rate swap contracts to hedge fixed-rate interest obligations associated with Convertible Notes issued in April 2001, with the effect of swapping the fixed-rate interest obligations to floating-rate obligations based on LIBOR rates. The Company designated these interest rate swap contracts as fair-value hedges. The interest rate swaps were terminated following the completion of the tender offer for the Convertible Notes in September 2005.

For the fair-value hedge transactions, changes in fair value of the derivative and changes in the fair value of the item being hedged are both recorded in earnings as interest expense. Net recognized gains (losses) arising from ineffectiveness of these fair value hedges were $(1,771), $(5,246) and $Nil in the years ended December 31, 2004, 2005 and 2006, respectively.

In 2006, the Company issued $300,000 Senior Notes due 2013 with semi-annual interest payments. The Company entered into an interest rate swap (“IRS”) contract to hedge the fixed-rate interest obligations of 6.25% per annum associated with the Senior Notes due 2013 with the effect of swapping the fixed-rate interest obligations to a floating-rate obligation based on US LIBOR rates. In August 2006, the Company designated the IRS as a fair-value hedge of changes in the fair value of the Senior Notes due 2013 attributable to changes in the benchmark interest rate, which is US dollar six-month LIBOR. From that date, changes in the fair value of the derivative and changes in the fair value of the item being hedged are recorded in earnings (other income (loss), net). Net recognized gain arising from ineffectiveness of fair value hedges was $574 in the year ended December 31, 2006.

The estimated net amount of existing losses from cash flow hedges expected to be reclassified into earnings within the next year is $(156). Net realized losses recognized from cash flow hedges were $(469) and $(133) for the years ended December 31, 2005 and 2006, respectively.

The components of other comprehensive income (loss) related to derivative and hedging activities consist of the following:

	December 31,
	2005	2006

Beginning	$(2,634)	$(2,036)
Cumulative effect adjustment on adoption of SAB 108	—	1,906
Reclassification of cash flow hedging losses into earnings	469	133
Share of cash flow hedging activity gains of SMP	17	9
Net unrealized gains (losses) on change in cash flow hedging derivative fair values	112	(1,362)

Ending	$(2,036)	$(1,350)

The Company exposes itself to credit risk and market risk by using derivative instruments to hedge exposures of changes in foreign currency rates and interest rates. Credit risk is the failure of the counterparty to perform under the terms of the derivative contract. When the fair value of a derivative contract is positive, the counterparty owes the Company, which creates credit risk for the Company. When the fair value of a derivative contract is negative, the Company owes the counterparty and, therefore, it does not possess credit risk. The Company anticipates, however, that counterparties will be able to fully satisfy their obligations under the contracts. The Company does not obtain collateral or other security to support financial instruments subject to credit risk but monitors the credit standing of counterparties. The maximum amount of loss due to credit risk associated with these financial instruments is their respective fair values as stated in Note 20.

Market risk is the adverse effect on the value of a financial instrument that results from a change in interest rates or currency exchange rates. The market risk associated with interest rate contracts is managed by establishing and monitoring parameters that limit the types and degree of market risk that may be undertaken. The Company assesses interest rate cash flow risk and currency exchange cash flow risk by identifying and monitoring changes in interest rate or currency exchange rate exposures that may adversely impact expected future cash flows and by evaluating hedging opportunities.

CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — in US Dollars
In thousands (except per share data)
20.	Fair Values of Financial Instruments

		December 31,
	2005		2006
	Carrying	Estimated	Carrying	Estimated fair
	amount	fair value	amount	value
Asset/(Liability)	$	$	$	$

Long term debt	(1,447,892)	(1,466,425)	(1,331,660)	(1,336,045)
Forward foreign exchange contracts	29	29	91	91
Forward foreign exchange contracts	(344)	(344)	(1,724)	(1,724)
Embedded foreign currency derivatives in purchase contracts	—	—	297	297
Interest rate swap	—	—	3,109	3,109
Interest rate cap	1,394	1,394	—	—
2006 Option	—	—	(7,466)	(7,466)
Cash and cash equivalents, related party receivables and payables, accounts receivable and accounts payable. The carrying amounts approximate fair value in view of the short term nature of these balances.

Marketable securities. Marketable securities are recorded at fair value (see Note 4). The fair value of term deposits is estimated by obtaining quotes from brokers. The fair value of equity securities is based on market prices quoted on the last business day of the fiscal year.

Long-term debt. The fair value is based on current interest rates available to the Company for issuance of debt with similar terms and remaining maturities, or by obtaining quotes from brokers.

Forward foreign exchange contracts. The fair value is estimated by reference to market quotations for forward contracts with similar terms, adjusted where necessary for maturity differences.

Embedded foreign currency derivatives in purchase contracts. The fair value is estimated by reference to movements in exchange rates between contract date and balance sheet date.

Interest rate swap. The fair value is estimated using market quotations for interest rate swaps with similar terms, adjusted where necessary for maturity differences.

Interest rate cap. The fair value is estimated by obtaining quotes from brokers.

2006 Option. The fair value is based on an external market value quotation. Such market value quotation is derived using equity option pricing variables including Chartered’s ordinary share price, 2006 Option strike price, 2006 Option date of expiration, prevailing market interest rate, Chartered’s underlying share price volatility; adjusted for the availability of stock borrow, market liquidity of Chartered’s traded instruments and early termination features.

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

CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — in US Dollars
In thousands (except per share data)
21.	Operating Segment, Geographic and Major Customer Information
Operating segments, as defined under SFAS No. 131 “Disclosure About Segments of an Enterprise and Related Information”, are components of an enterprise: (1) that engage in business activities from which they may earn revenue and incur expenses, (2) has discrete financial information, and (3) whose operating results are regularly reviewed by the chief operating decision maker in deciding how to allocate resources and in assessing performance. Management has determined that it does not have any operating segments because the chief operation decision maker, which the Company has identified as the Chief Executive Officer, does not regularly review financial operating results on a disaggregated basis for purposes of assessing performance and allocating resources. All of the Company’s products are manufactured in Singapore.

The following table presents a summary of revenues by country of domicile of customers and long-lived assets by geographic region. The Company geographically categorizes a sale based on the country in which the customer is headquartered.

	Years ended December 31,
	2004	2005	2006

Revenues
USA	$618,743	$743,431	$1,079,187
Taiwan	161,420	112,089	122,881
Japan	33,258	33,496	23,861
Singapore	3,392	8,995	37,716
Others	115,318	134,723	150,880

	$932,131	$1,032,734	$1,414,525

	December 31,
	2005	2006

Property, Plant and Equipment, net
Singapore	$2,048,913	$2,271,012
Others	782	2,107

	$2,049,695	$2,273,119

	Years ended December 31,
	2004	2005	2006

Revenue by Major Customer:
Customer A	20.7%	22.3%	24.0%
Customer B	—	19.3	18.9
Customer C	—	—	10.3
Customer D	13.4	*	*
Customer E	10.1	*	*

*	less than 10% of net revenue for the year

CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — in US Dollars
In thousands (except per share data)
22.	Other Operating Expenses, net
Other operating expenses, net primarily consists of:

A gain of $15,257 in 2004 associated with the resolution of a goods and services tax matter amounting to $4,900 and a gain of $10,357 resulting from an equipment disposition with CSMC Technologies Corporation.

An impairment charge of $1,705 in 2004 resulting from the migration to an enhanced manufacturing system.

A restructuring charge of $4,558, $Nil and $Nil in December 31, 2004, 2005 and 2006 respectively, relating to the closing of the Company’s Fab 1, in accordance with SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities”. In February 2003, the Company announced that as a result of continuing under-utilization of its fabs resulting from the deep and continuing semiconductor industry downturn, it would close Fab 1 and consolidate that business into Fab 2. The production in Fab 1 ceased at the end of March 2004. A summary of estimated and actual costs incurred is shown below. These amounts do not include gain on disposition of fixed assets. Plant closure, customer assistance and related expenses mainly relate to product qualification, prototyping, reticles, unhook and decommissioning of equipment and other activities to be carried out for consolidating the Fab 1 business into Fab 2.

		Cumulative
		expense
	Total estimated costs	to date

Employee termination benefits	$8,000	$7,673
Plant closure, customer assistance and related expenses	9,000 to 12,000	9,306

Total	$17,000 to 20,000	$16,979

An impairment charge of $3,938 recorded in 2005 on certain plant and equipment which were initially classified as held for sale during the period ended June 30, 2004. These assets were written down to $3,878, which was their fair value less costs to sell at June 30, 2005. These assets were expected to be sold on the open market within twelve months of classification as held for sale. However, during this period, the market conditions that existed at June 30, 2004 deteriorated and as a result, these assets remained unsold. During that period, the Company actively solicited offers to purchase the assets but did not receive any offers it considered reasonable. The assets were actively marketed at a price that management considered reasonable given the change in market conditions, and the criteria under SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” were otherwise met. Accordingly, as the assets remained unsold at the end of the initial twelve-month period, the assets continued to be classified as held for sale. The sale was completed in January 2006 for a total consideration of $6,500. A gain on this sale of $2,611 was recorded in 2006.

A foreign exchange gain (loss) of $1,320, $(356) and $(6,125) for the years ended December 31, 2004, 2005 and 2006 respectively.
23.	Other Income (loss), net
In 2004, other income (loss), net included the recognition of a gain of $14,330 from the sale of technology to CSMC Technologies Corporation.

In 2005, other income (loss), net included costs of $6,995 related to the termination of hedging transactions and other costs as a result of the Tender Offer for and repurchase of the Convertible Notes.

In 2006, other income (loss), net included an other-than-temporary impairment loss of $2,698 on available-for-sale securities.