Form 20-F/A
period 2006-12-31
CHARTERED SEMICONDUCTOR MANUFACTURING LTD
filed 2007-06-29
CIK 1095270

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 20-F/A
(Amendment No. 1)

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
Date of event requiring this shell company report .
Commission File Number 000-27811
CHARTERED SEMICONDUCTOR MANUFACTURING LTD.
(Exact name of Registrant as specified in its charter)
Republic of Singapore
(Jurisdiction of incorporation or organization)
60 Woodlands Industrial Park D
Street 2, Singapore 738406
+65-6362 2838
(Address of principal executive offices)
Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
American Depositary Shares,	NASDAQ Global Select Market
Each represented by ten Ordinary Shares
Securities registered or to be registered pursuant to Section 12(g) of the Act:
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
     Yes ☐                    No ☑

EXPLANATORY NOTE
Item 18. Financial Statements
EXHIBITS
SIGNATURES
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
BALANCE SHEETS — in US Dollars
STATEMENTS OF INCOME — in US Dollars
STATEMENTS OF COMPREHENSIVE INCOME — in US Dollars
STATEMENTS OF SHAREHOLDERS’ EQUITY — in US Dollars In thousands
STATEMENTS OF CASH FLOWS — in US Dollars
NOTES TO THE FINANCIAL STATEMENTS — in US Dollars
Ex-12.1 Certification of the President and Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
Ex-12.2 Certification of the Senior Vice President and Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
Ex-13.1 Certification of the President and Chief Executive Officer pursuant to 18 U.S.C Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
Ex-13.2 Certification of the Senior Vice President and Chief Financial Officer pursuant to 18.U.S.C Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
Ex-15.2 Consent of KPMG relating to incorporation of audit report relating to Silicon Manufacturing Partners Pte Ltd.

EXPLANATORY NOTE
     Chartered Semiconductor Manufacturing Ltd. is filing this Amendment No. 1 on Form 20-F/A to its Annual Report on Form 20-F for the fiscal year ended December 31, 2006, which was originally filed with the Securities and Exchange Commission on March 15, 2007, to amend Items 18 and 19 by including separate audited financial statements for Silicon Manufacturing Partners Pte Ltd, or SMP, as of and for the year ended December 31, 2004, SMP’s unaudited financial statements as of and for the 12 months ended December 31, 2005 (which period includes the nine months of SMP’s fiscal year 2005 and the first three months of SMP’s fiscal year 2006) and SMP’s audited financial statements as of and for the 12 months ended December 31, 2006 (which period includes the last nine months of SMP’s fiscal year 2006 and the first three months of SMP’s fiscal year 2007), and the accompanying audit report of KPMG. SMP’s financial statements are reported in U.S. dollars and presented in accordance with United States generally accepted accounting principles. These financial statements are being filed because SMP has exceeded certain “significance” tests under Rule 3-09 of Regulation S-X.
     This Amendment does not reflect events that have occurred after the March 15, 2007 filing date of the Annual Report on Form 20-F, or modify or update the disclosures presented therein, except to reflect the amendments described above.
Item 18. Financial Statements
     The consolidated financial statements of Chartered Semiconductor Manufacturing Ltd were included as pages F-1 to F-46 of the Form 20-F filed on March 15, 2007. The separate financial statements of Silicon Manufacturing Partners Pte Ltd are included as pages FS-1 to FS-22 of this Amendment No. 1.

EXHIBITS

1(1)	Memorandum and Articles of Association of the company.

2.1(2)	Specimen certificate for ordinary shares issued prior to January 30, 2006.

2.2 (27)	Specimen certificate for ordinary shares in respect of new issuances of shares issued on or after January 30, 2006.

2.3 (27)	Specimen certificate for ordinary shares transferred on or after January 30, 2006 in respect of shares issued on or after January 30, 2006.

2.4 (23)	Specimen certificate for convertible redeemable preference shares.

2.5(3)	Deposit Agreement dated November 4, 1999 by and among the company, Citibank, N.A. and the holders and beneficial owners of American Depositary Shares evidenced by American
Depositary Receipts issued thereunder (including as an exhibit, the form of American
Depositary Receipt).

2.6(19)	Conversion Price Certificate dated August 17, 2005 of the company.

Loan Agreements and Indentures

4.1.1(6)	Indenture dated as of April 2, 2001 by and between the company and Wells Fargo Bank
Minnesota, National Association.

4.1.2(20)	Second Supplemental Indenture dated August 3, 2005 by and between the company and The
Bank of New York.

4.1.3(20)	Third Supplemental Indenture dated August 3, 2005 by and between the company and The
Bank of New York.

4.1.4(21)	Fourth Supplemental Indenture dated August 17, 2005 by and between the company and The
Bank of New York.

4.1.5(24)	Fifth Supplemental Indenture dated April 4, 2006 by and between the company and The Bank of New York.

4.2(21)	Master Agency Agreement dated August 17, 2005 by and between the company and The Bank of
New York.

4.3 (18)(+)	Facility Agreement dated December 23, 2004 by and among the company as Borrower,
JPMorgan Chase Bank, N.A. as Lender, Export-Import Bank of the United States and
JPMorgan Chase Bank, N.A as Facility Agent.

4.4 (18)(+)	Facility Agreement dated December 22, 2004 by and between the company as Borrower and
Bank of America as Lender.

4.5(25)(++)	Letter of Confirmation from Goldman Sachs International to the company dated March 29,
2006 supplementing the ISDA Master Agreement (Multicurrency-Cross Border) dated August
10, 2004 by and between the company and Goldman Sachs International, as counter-party together with the Schedule to the Master Agreement.

4.6(25)(++)	Facility Agreement dated March 3, 2006 by and between the company as Borrower and
Sumitomo Mitsui Banking Corporation as Arranger and Sumitomo Mitsui Banking Corporation,
Singapore Branch as Agent.

4.6.1(26)	Syndication Agreement dated June 30, 2006 relating to the Facility Agreement dated March
3, 2006 by and between the company as Borrower and Sumitomo Mitsui Banking Corporation as Arranger and Sumitomo Mitsui Banking Corporation, Singapore Branch as Agent.

Strategic Alliances

CSP

4.7.1(7)	Deed of Accession and Ratification dated October 22, 2001 by and among the company, EDB
Investments Pte Ltd, Agilent Technologies Europe B.V. and Singapex Investments Pte Ltd
relating to the Joint Venture Agreement dated March 13, 1997, as amended and restated on
October 23, 2001(the "Restated Joint Venture Agreement" dated October 23, 2001).

4.7.2 (7)	Amendment Agreement No. 1 dated January 31, 2002 to Restated Joint Venture Agreement dated October 23, 2001.

4.7.3(23)	Deed of Accession and Ratification dated January 26, 2006 by and among the company, EDB
Investments Pte Ltd, Singapex Investments Pte Ltd, Agilent Technologies Europe B.V. and
Avago Technologies General IP (Singapore) Pte. Ltd. relating to the Restated Joint
Venture Agreement dated October 23, 2001 and as further amended by an amendment (No. 1)
dated January 31, 2002.

SMP

4.8.1(2)(+)	Joint Venture Agreement dated December 19, 1997 by and between the company and Lucent
Technologies Microelectronics Pte Ltd.

4.8.2(17)	Supplemental Agreement dated September 17, 2004 to the Joint Venture Agreement dated
December 19, 1997 by and between the company and Agere Systems Singapore Pte Ltd.
(formerly known as "Lucent Technologies Microelectronics Pte. Ltd.").

4.8.3(22)	Second Supplemental Agreement dated January 1, 2005 to the Joint Venture Agreement dated
December 19, 1997 by and between the company and Agere Systems Singapore Pte Ltd.

4.8.4 (2)(+)	Assured Supply and Demand Agreement dated February 17, 1998 by and among the company,
Silicon Manufacturing Partners Pte Ltd and Lucent Technologies Microelectronics Pte Ltd.

4.8.5(2)(+)	Supplemental Assured Supply and Demand Agreement dated September 3, 1999 by and among the company, Silicon Manufacturing Partners Pte Ltd and Lucent Technologies
Microelectronics Pte. Ltd.

4.8.6 (2)(+)	License and Technology Transfer Agreement dated February 17, 1998 by and among the company, Lucent Technologies Microelectronics Pte. Ltd. and Silicon Manufacturing
Partners Pte Ltd.

4.8.7(10)(+)	Amendment Agreement (No. 1) to License and Technology Transfer Agreement dated July 27,
2000 by and between the company, Lucent Technologies Microelectronics Pte. Ltd. and
Silicon Manufacturing Partners Pte Ltd.

4.8.8(8)(+)	Amendment Agreement (No. 2) dated March 22, 2001 to License and Technology Transfer
Agreement dated February 17, 1998 by and between the company, Agere Systems Singapore
Pte Ltd (formerly known as "Lucent Technologies Microelectronics Pte. Ltd.") and Silicon
Manufacturing Partners Pte Ltd.

4.8.9(9)(+)	Amendment Agreement (No. 3) dated March 28, 2002 to License and Technology Transfer
Agreement dated February 17, 1998 by and among the company, Agere Systems Singapore Pte
Ltd (formerly known as "Lucent Technologies Microelectronics Pte. Ltd.") and Silicon
Manufacturing Partners Pte Ltd.

4.8.10 (4)(+)	Amendment Agreement (No. 4) dated July 1, 2003 to License and Technology Transfer
Agreement dated February 17, 1998 by and among the company, Agere Systems Singapore Pte
Ltd (formerly known as “Lucent Technologies Microelectronics Pte. Ltd.”) and Silicon
Manufacturing Partners Pte Ltd.

Technology transfer, license, joint development and other related agreements

Agere/Lucent

4.9.1(2)(+)	Technology Transfer Agreement dated February 17, 1998 by and between the company and
Lucent Technologies Inc.

4.9.2(8)(+)	Amendment Agreement (No. 1) dated July 31, 2000 to Technology Transfer Agreement dated
February 17, 1998 between Lucent Technologies Inc. and the company.

4.9.3(8)(+)	Amendment Agreement (No. 2) dated March 20, 2001 to Technology Transfer Agreement dated
February 17, 1998 between Agere Systems Inc. (formerly known as the "Microelectronics
Group of Lucent Technologies Inc.") and the company.

4.9.4(8)(+)	Amendment Agreement (No. 3) dated March 28, 2002 to Technology Transfer Agreement dated
February 17, 1998 between Agere Systems Inc. (formerly known as the "Microelectronics
Group of Lucent Technologies Inc.") and the company.

4.9.5(2)(+)	Patent License Agreement dated January 1, 1998 by and between the company and Lucent
Technologies Inc.

4.9.6(14)(+)	Patent License Agreement Amendment dated August 3, 2000 by and between the company and
Lucent Technologies Inc.

4.9.7(10)	Letter Agreement dated September 26, 2002 by and between the company and Agere Systems
Inc. amending the Patent License Agreement between the parties dated January 1, 1998.

Toshiba

4.10(2)(+)	Patent Cross License Agreement dated August 12, 1999 by and between the company and
Toshiba Corporation.

IBM

4.11.1(7)(+)	Patent Cross-License Agreement dated January 1, 2001 by and between the company and
International Business Machines Corporation.

4.11.2 (11)(+)	Amendment No. 1 dated November 26, 2002 to Patent License Agreement dated January 1,
2001 by and between the company and International Business Machines Corporation.

4.11.3(11)(+)	“SF” Process Development and Cost Sharing Agreement dated November 26, 2002 by and between the company and International Business Machines Corporation.

4.11.4(11)(+)	Copper / Related FEOL Technology License Agreement dated November 26, 2002 by and between the company and International Business Machines Corporation.

4.11.5 (22)(++)	Amendment No. 1 dated January 19, 2005 to the Copper / Related FEOL Technology License
Agreement dated November 26, 2002 by and between the company and International Business
Machines Corporation.

4.11.6(12)(+)	Amendment No. 1 dated June 26, 2003 to “SF” Process Development and Cost Sharing
Agreement dated November 26, 2002 by and between the company and International Business
Machines Corporation.

4.11.7 (16)(+)	Amended and Restated Amendment No. 2 dated March 9, 2004 to the “SF” Process Development and Cost Sharing Agreement dated November 26, 2002 by and between the company and
International Business Machines Corporation.

4.11.8(27)(++)	Third Amended and Restated Amendment No. 3 dated November 17, 2006 to “SF” Process
Development and Cost Sharing Agreement dated November 26, 2002 by and between the company and International Business Machines Corporation.

4.11.9(18)(+)	Amendment No. 4 dated December 15, 2004 to “SF” Process Development and Cost Sharing
Agreement dated November 26, 2002 by and between the company and International Business
Machines Corporation.

4.11.10(11)(+)	Refundable Cross Deposit Agreement dated November 26, 2002 by and between the company and International Business Machines Corporation.

4.11.11(15)(+)	First Supplemental Agreement dated December 19, 2003 to the Refundable Cross Deposit
Agreement dated November 26, 2002 by and between the company and International Business
Machines Corporation.

4.11.12(25)(++)	Letter Agreement dated March 27, 2006 to vary the terms of the Refundable Cross Deposit
Agreement dated November 26, 2002, as amended and supplemented, by and between the company and International Business Machines Corporation.

4.11.13(27)(++)	Master IBM Joint Development Terms and Conditions dated December 15, 2006 for joint development projects with International Business Machines Corporation

4.11.14(27)(++)	Participation Agreement dated January 1, 2007 by and between the company and
International Business Machines Corporation.

4.11.15(27)(++)	Joint Development Project Agreement dated December 15, 2006 for 45nm Bulk-Industry
Standard Semiconductor Process Technology by and between the company and International
Business Machines Corporation.

4.11.16(27)(++)	Joint Development Project Agreement dated December 15, 2006 for 32nm Bulk-Industry
Standard Semiconductor Process Technology by and between the company and International
Business Machines Corporation.

IBM, Infineon and Samsung

4.12(16)(+)	“SF” Process 65nm/45nm Development and Cost Sharing Agreement dated March 5, 2004 by and among the company, International Business Machines Corporation, Infineon Technologies,
A.G. and Samsung Electronics Co., Ltd.

Motorola

4.13(4)(+)	Patent License Agreement dated July 1, 2003 by and between the company and Motorola, Inc.

Property Agreements

Fab 2

4.14(18)	Sub-Lease dated October 19, 2004 by and between Singapore Technologies Pte Ltd and the company relating to Private Lots A12787 and A12787(a) Mukim No. 13 Sembawang.

Fab 3

4.15.1(5)	Sub-Lease dated February 17, 1998 by and between the company and Silicon Manufacturing
Partners Pte Ltd.

4.15.2(18)	Sub-Lease dated October 19, 2004 by and between Singapore Technologies Pte Ltd and the company relating to Private Lot A12787(b) Mukim No. 13.

Fabs 2 and 3 Site Slurry Treatment Plant

4.16.1(23)	Agreement for Sub-License and Sub-Lease (Private Lot A12787(k)) dated July 8, 2005 by and between Singapore Technologies Pte Ltd and the company.

4.16.2(23)	Novation Agreement dated July 8, 2005 by and among Singapore Technologies Pte Ltd, Terra
Investments Pte. Ltd. and the company relating to the Agreement for Sub-License and
Sub-Lease (Private Lot A12787(k)) dated July 8, 2005.

4.16.3(27)	Supplemental Agreement dated January 3, 2007 by and among Terra Investments Pte. Ltd.
and the company relating to the Agreement for Sub-License and Sub-Lease (Private Lot
A12787(k) now known as A1964508) dated July 8, 2005.

Fab 6

4.17.1(5)	Building Agreement relating to Private Lot A12787(d) Mukim No. 13 Sembawang dated
September 24, 1999 by and between Jurong Town Corporation and Singapore Technologies Pte
Ltd.

4.17.2(5)	Agreement for Sub-License and Sub-Lease (Private Lot A12787(d)) dated September 24, 1999 by and between Singapore Technologies Pte Ltd and Chartered Silicon Partners Pte Ltd.

4.17.3(18)	Novation Agreement dated December 31, 2004 by and among Singapore Technologies Pte Ltd,
Terra Investments Pte. Ltd. and Chartered Silicon Partners Pte Ltd relating to the
Agreement for Sub-License and Sub-Lease (Private Lot A12787(d)) dated September 24,
1999.

Fab 7

4.18.1(13)	Agreement for Sub-License and Sub-Lease (Private Lot A12787(e)) dated July 30, 2001 by and between Singapore Technologies Pte Ltd and the company.

4.18.2(13)	Building Agreement relating to Private Lot A12787(e) Woodlands Industrial Park D, G.S.
No. 3696K, Mukim No. 13 dated July 30, 2001 by and between Jurong Town Corporation and
Singapore Technologies Pte Ltd.

4.18.3(18)	Novation Agreement dated December 31, 2004 by and among Singapore Technologies Pte Ltd,
Terra Investments Pte. Ltd. and the company relating to the Agreement for Sub-License and Sub-Lease (Private Lot A12787(e)) dated July 30, 2001.

4.18.4(27)	Supplemental Agreement dated January 3, 2007 by and among Terra Investments Pte. Ltd.
and the company relating to the Agreement for Sub-License and Sub-Lease (Private Lot
A12787(e) now known as A1964507) dated July 30, 2001.

4.19.1(27)	Offer Letter dated February 16, 2006 by Jurong Town Corporation to Terra Investments
Pte. Ltd. for the lease of land known as Private Lot A1964510 at Plot 6 Woodlands
Industrial Park D in Woodlands Wafer Fab Park.

4.19.2(27)	Acceptance of Offer dated February 21, 2006 by our company to Terra Investments Pte Ltd.
relating to Private Lot A1964510 at Plot 6 Woodlands Industrial Park D in Woodlands
Wafer Fab Park.

4.19.3(27)	Acceptance of Offer dated February 24, 2006 by Terra Investments Pte. Ltd. to Jurong
Town Corporation relating to Private Lot A1964510 at Plot 6 Woodlands Industrial Park D
in Woodlands Wafer Fab Park.

Related Party Agreements

4.20(11)	Amended and Restated Turnkey Subcontract Agreement for Sort, Assembly and/or Final Test
Services dated October 30, 2002 by and between the company and ST Assembly Test Services
Ltd.

4.21(15)	Mr. Chia Song Hwee’s, President and Chief Executive Officer, Contract of Employment.

8(11)	List of the company’s subsidiaries.

12.1(28)	Certification of the President and Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2(28)	Certification of the Senior Vice President and Chief Financial Officer pursuant to
Section 302 of the Sarbanes-Oxley Act of 2002.

13.1(28)	Certification of the President and Chief Executive Officer pursuant to 18 U.S.C Section
1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2(28)	Certification of the Senior Vice President and Chief Financial Officer pursuant to 18
U.S.C Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1(27)	Consent of KPMG relating to incorporation of audit report relating to Chartered
Semiconductor Manufacturing Ltd.

15.2(28)	Consent of KPMG relating to incorporation of audit report relating to Silicon
Manufacturing Partners Pte Ltd.

Notes:

(1)	Filed as an exhibit to our company’s Registration Statement on Form F-1 (Registration No. 333-88397), as filed with the Securities and Exchange Commission on October 4,1999. The Memorandum and Articles of Association were first amended by shareholders resolutions which were filed as an exhibit to our company’s Current Report on Form 6-K (File No. 000-27811), as submitted with the Securities and Exchange Commission on June 29, 2001, and were as set forth in the proxy statement for our company’s annual general meeting in May 2001 which was filed as an exhibit to our company’s Current Report on Form 6-K (File No. 000-27811), as submitted with the Securities and Exchange Commission on April 18, 2001. The Memorandum and Articles of Association were further amended by shareholders resolutions which were filed as an exhibit to our company’s Current Report on Form 6-K (File No. 000-27811), as submitted with the Securities and Exchange Commission on August 18, 2005, and were set forth in the proxy statement for our extraordinary general meeting in August 2005 which was filed as an exhibit to our company’s Current Report on Form 6-K (File No. 000-27811), as submitted with the Securities and Exchange Commission on July 25, 2005. All such exhibits are incorporated herein by reference.

(2)	Filed as an exhibit to our company’s Amended Registration Statement on Form F-1/A, as filed with the Securities and Exchange Commission on October 25, 1999, which exhibit is incorporated herein by reference.

(3)	Submitted as an exhibit to our company’s Current Report on Form 6-K (File No. 000-27811), as submitted with the Securities and Exchange Commission on November 23, 1999, which exhibit is incorporated herein by reference.

(4)	Submitted as an exhibit to our company’s Third Quarterly Report 2003 on Form 6-K (File No. 000-27811), as submitted with the Securities and Exchange Commission on November 13, 2003, which exhibit is incorporated herein by reference.

(5)	Filed as an exhibit to our company’s Registration Statement on Form F-1 (Registration No. 333-88397), as filed with the Securities and Exchange Commission on October 4, 1999.

(6)	Submitted as an exhibit to our company’s Current Report on Form 6-K (File No. 000-27811), as submitted with the Securities and Exchange Commission on April 4, 2001, which exhibit is incorporated herein by reference.

(7)	Filed as an exhibit to our company’s Annual Report on Form 20-F (File No. 000-27811), as filed with the Securities and Exchange Commission on March 11, 2002, which exhibit is incorporated herein by reference.

(8)	Submitted as an exhibit to our company’s First Quarterly Report 2001 on Form 6-K (File No. 000-27811), as submitted with the Securities and Exchange Commission on May 15, 2001, which exhibit is incorporated herein by reference.

(9)	Submitted as an exhibit to our company’s First Quarterly Report 2002 on Form 6-K (File No. 000-27811), as submitted with the Securities and Exchange Commission on May 14, 2002, which exhibit is incorporated herein by reference.

(10)	Submitted as an exhibit to our company’s Third Quarterly Report 2002 on Form 6-K (File No. 000-27811), as submitted with the Securities and Exchange Commission on November 14, 2002, which exhibit is incorporated herein by reference.

(11)	Filed as an exhibit to our company’s Annual Report on Form 20-F (File No. 000-27811), as filed with the Securities and Exchange Commission on March 13, 2003, which exhibit is incorporated herein by reference.

(12)	Submitted as an exhibit to our company’s Second Quarterly Report 2003 on Form 6-K (File No. 000-27811), as submitted with the Securities and Exchange Commission on August 13, 2003, which exhibit is incorporated herein by reference.

(13)	Submitted as an exhibit to our company’s Third Quarterly Report 2001 on Form 6-K (File No. 000-27811), as submitted with the Securities and Exchange Commission on November 14, 2001, which exhibit is incorporated herein by reference.

(14)	Submitted as an exhibit to our company’s Current Report on Form 6-K (File No. 000-27811), as submitted with the Securities and Exchange Commission on November 14, 2000, which exhibit is incorporated herein by reference.

(15)	Filed as an exhibit to our company’s Annual Report on Form 20-F (File No. 000-27811), as filed with the Securities and Exchange Commission on March 3, 2004, which exhibit is incorporated herein by reference.

(16)	Submitted as an exhibit to our company’s First Quarterly Report 2004 on Form 6-K (File No. 000-27811), as submitted with the Securities and Exchange Commission on May 10, 2004, which exhibit is incorporated herein by reference.

(17)	Submitted as an exhibit to our company’s Third Quarterly Report 2004 on Form 6-K (File No. 000-27811), as submitted with the Securities and Exchange Commission on November 8, 2004, which exhibit is incorporated herein by reference.

(18)	Filed as an exhibit to our company’s Annual Report on Form 20-F (File No. 000-27811), as filed with the Securities and Exchange Commission on March 7, 2005, which exhibit is incorporated herein by reference.

(19)	Submitted as an exhibit to our company’s Current Report 2005 on Form 6-K (File No. 000-27811), as submitted with the Securities and Exchange Commission on August 17, 2005, which exhibit is incorporated herein by reference.

(20)	Submitted as an exhibit to our company’s Current Report on Form 6-K (File No. 000-27811), as submitted with the Securities and Exchange Commission on August 4, 2005, which exhibit is incorporated herein by reference.

(21)	Submitted as an exhibit to our company’s Current Report on Form 6-K (File No. 000-27811), as submitted with the Securities and Exchange Commission on August 18, 2005, which exhibit is incorporated herein by reference.

(22)	Submitted as an exhibit to our company’s First Quarterly Report on Form 6-K (File No. 000-27811), as submitted with the Securities and Exchange Commission on May 6, 2005, which exhibit is incorporated herein by reference.

(23)	Filed as an exhibit to our company’s Annual Report on Form 20-F (File No. 000-27811), as filed with the Securities and Exchange Commission on March 1, 2006, which exhibit is incorporated herein by reference.

(24)	Submitted as an exhibit to our company’s Current Report on Form 6-K (file No. 000-27811), as submitted with the Securities and Exchange Commission on April 5, 2006, which exhibit is incorporated herein by reference.

(25)	Submitted as an exhibit to our company’s First Quarterly Report on Form 6-K (File No. 000-27811), as submitted with the Securities and Exchange Commission on May 10, 2006, which exhibit is incorporated herein by reference.

(26)	Submitted as an exhibit to our company’s Current Report on Form 6-K (File No. 000-27811), as submitted with the Securities and Exchange Commission on August 9, 2006, which exhibit is incorporated herein by reference.

(27)	Previously filed as an exhibit to Chartered Semiconductor Manufacturing Ltd.’s annual report on Form 20-F for the year ended December 31, 2006 on March 15, 2007.

(28)	Filed herewith.

(+)	Certain portions of this exhibit have been omitted pursuant to a confidential treatment order of the Securities and Exchange Commission. The omitted portions have been separately filed with the Commission.

(++)	Certain portions of this exhibit have been omitted pursuant to a request for confidential treatment filed with the Securities and Exchange Commission. The omitted portions have been separately filed with the Commission.

SIGNATURES
     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the company certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Amendment No. 1 to its annual report to be signed on its behalf by the undersigned, thereunto duly authorized on this 29th day of June 2007.

CHARTERED SEMICONDUCTOR MANUFACTURING LTD.
By:	/s/ George Thomas
Name:	George Thomas
Title:	Senior Vice President and Chief Financial Officer

This annual report has been signed by the following persons in the capacities indicated:

SIGNATURE	TITLE	DATE

/s/ James A. Norling	Chairman of the Board	June 29, 2007

James A. Norling

/s/ Chia Song Hwee	President and Chief Executive	June 29, 2007
Officer (principal executive officer)
Chia Song Hwee

/s/ George Thomas	Senior Vice President and Chief	June 29, 2007
Financial Officer (principal financial
George Thomas	and accounting officer)

/s/ Andre Borrel	Director	June 29, 2007

Andre Borrel

/s/ Charles E. Thompson	Director	June 29, 2007

Charles E. Thompson

/s/ Tsugio Makimoto	Director	June 29, 2007

Tsugio Makimoto

/s/ Tay Siew Choon	Director	June 29, 2007

Tay Siew Choon

/s/ Peter Seah Lim Huat	Director	June 29, 2007

Peter Seah Lim Huat

/s/ Philip Tan Yuen Fah	Director	June 29, 2007

Philip tan yuen fah

/s/ Pasquale Pistorio	Director	June 29, 2007

Pasquale Pistorio

SIGNATURE	TITLE	DATE

/s/ Steven H. Hamblin	Director	June 29, 2007

Steven H. Hamblin

/s/ Maurizio Ghirga	Director	June 29, 2007

Maurizio Ghirga

SILICON MANUFACTURING PARTNERS PTE LTD
Financial Statements
For the Year Ended December 31, 2004 and the Twelve
Month Periods Ended December 31, 2005 and 2006

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
The shareholders of
Silicon Manufacturing Partners Pte Ltd:
We have audited the accompanying balance sheet of Silicon Manufacturing Partners Pte Ltd as of December 31, 2006, and the related statements of income, comprehensive income, shareholders’ equity and cash flows for the year ended December 31, 2004 and the twelve month period ended December 31, 2006. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
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
In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Silicon Manufacturing Partners Pte Ltd as of December 31, 2006, and the results of its operations and its cash flows for the year ended December 31, 2004 and twelve month period ended December 31, 2006, in conformity with U.S. generally accepted accounting principles.
KPMG
Singapore
June 29, 2007

FS1

SILICON MANUFACTURING PARTNERS PTE LTD
BALANCE SHEETS — in US Dollars
As of December 31
In thousands (except per share data)

	2005	2006
	(Unaudited)

ASSETS
Cash and cash equivalents	$20,788	$26,726
Receivables, net	6,447	6,268
Receivables from related parties	22,633	19,598
Inventories	19,003	17,346
Prepaid expenses	2,230	2,125

Total current assets	71,101	72,063

Property, plant and equipment, net	55,758	21,972
Other non-current assets	34	55

Total assets	$126,893	$94,090

LIABILITIES AND SHAREHOLDERS’ EQUITY
Payables	$10,258	$11,066
Payables to related parties	16,691	24,236
Other current liabilities	4,362	5,314

Total current liabilities	31,311	40,616

Non-current liabilities	8	19

Total liabilities	31,319	40,635

Ordinary share capital:
Authorized: 1,000,000 shares
Issued and outstanding: 323,965 shares	192,389	152,389
Accumulated deficit	(96,797)	(98,933)
Accumulated other comprehensive loss	(18)	(1)

Total shareholders’ equity	$95,574	$53,455

Commitments and contingencies

Total liabilities and shareholders’ equity	$126,893	$94,090

See accompanying notes to financial statements

FS2

SILICON MANUFACTURING PARTNERS PTE LTD
STATEMENTS OF INCOME — in US Dollars
For the Year Ended December 31, 2004 and the Twelve Month Periods Ended December 31, 2005
and 2006
In thousands

	2004	2005	2006
		(Unaudited)

Net revenue	$303,570	$201,345	$197,932
Cost of revenue	(267,967)	(196,470)	(159,922)

Gross profit	35,603	4,875	38,010

OPERATING EXPENSES
General and administrative	4,762	4,426	3,175
Other operating expenses (income), net	(208)	5	126

Total operating expenses	4,554	4,431	3,301

Other income (loss), net	(2,543)	8	13
Interest income	823	1,386	1,535
Interest expense and amortization of debt discount	(8,558)	—	—

Income before income taxes	20,771	1,838	36,257
Income tax expense	65	352	216

Net income	$20,706	$1,486	$36,041

See accompanying notes to financial statements

FS3

SILICON MANUFACTURING PARTNERS PTE LTD
STATEMENTS OF COMPREHENSIVE INCOME — in US Dollars
For the Year Ended December 31, 2004 and the Twelve Month Periods Ended December 31, 2005
and 2006
In thousands

	2004	2005	2006
		(Unaudited)

Net income	$20,706	$1,486	$36,041

Net unrealized gains on change in cash flow hedging fair values	8,002	—	—
Reclassification of cash flow hedging losses into earnings	48	37	17

Other comprehensive income	8,050	37	17

Comprehensive income	$28,756	$1,523	$36,058

See accompanying notes to financial statements

FS4

SILICON MANUFACTURING PARTNERS PTE LTD
STATEMENTS OF SHAREHOLDERS’ EQUITY — in US Dollars
In thousands

				Accumulated
				Other	Total Share
	Ordinary Share		Accumulated	Compre-	holders’
	Capital		Deficit	hensive Loss	Equity
	No.	$	$	$	$

Balance at January 1, 2004	425,000	252,389	(41,501)	(8,105)	202,783
Net income	—	—	20,706	—	20,706
Other comprehensive income	—	—	—	8,050	8,050
Dividend paid	—	—	(36,680)	—	(36,680)

Balance at December 31, 2004	425,000	252,389	(57,475)	(55)	194,859

Net income (unaudited)	—	—	1,486	—	1,486
Other comprehensive income (unaudited)	—	—	—	37	37
Return of capital (unaudited)	(101,035)	(60,000)	—	—	(60,000)
Dividend paid (unaudited)	—	—	(40,808)	—	(40,808)

Balance at December 31, 2005 (unaudited)	323,965	192,389	(96,797)	(18)	95,574

Net income	—	—	36,041	—	36,041
Other comprehensive income	—	—	—	17	17
Return of capital	—	(40,000)	—	—	(40,000)
Dividend paid	—	—	(38,177)	—	(38,177)

Balance at December 31, 2006	323,965	152,389	(98,933)	(1)	53,455

See accompanying notes to financial statements

FS5

SILICON MANUFACTURING PARTNERS PTE LTD
STATEMENTS OF CASH FLOWS — in US Dollars
For the Year Ended December 31, 2004 and the Twelve Month Periods Ended December 31, 2005
and 2006
In thousands

	2004	2005	2006
		(Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$20,706	$1,486	$36,041
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation of property, plant and equipment	137,415	84,105	36,702
Gain on disposal of property, plant and equipment	(5)	—	(50)
Others, net	(1,093)	183	(4)
Change in assets and liabilities:
Receivables	9,675	(1,843)	190
Receivables with related parties	16,162	(2,305)	3,035
Payables with related parties	(14,405)	(1,165)	1,045
Inventories	10,214	1,910	1,657
Prepaid expenses and other current assets	111	85	105
Payables and other current liabilities	(8,784)	1,380	2,542
Income taxes payable	165	(1,276)	(162)

Net cash provided by operating activities	170,161	82,560	81,101

CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds from sale of property, plant and equipment	54	11	50
Payments for property, plant and equipment	(19,797)	(6,902)	(3,536)

Net cash used in investing activities	(19,743)	(6,891)	(3,486)

CASH FLOWS FROM FINANCING ACTIVITIES
Debt repayments	(171,428)	—	—
Dividends paid	(71,188)	(40,808)	(38,177)
Return of capital	—	(51,500)	(33,500)

Net cash used in financing activities	(242,616)	(92,308)	(71,677)

Net increase (decrease) in cash and cash equivalents	(92,198)	(16,639)	5,938
Cash and cash equivalents at the beginning of the year	129,625	37,427	20,788

Cash and cash equivalents at the end of the year	$37,427	$20,788	$26,726

Supplemental Cash Flow Information
Interest paid (net of amounts capitalized)	7,764	—	—
Income taxes paid	—	1,579	183

Non-cash investing and financing activities
Property, plant and equipment acquired on credit	174	967	347
See accompanying notes to financial statements

FS6

SILICON MANUFACTURING PARTNERS PTE LTD
NOTES TO THE FINANCIAL STATEMENTS — in US Dollars
In thousands (except per share data)
1	Background and Summary of Significant Accounting Policies

(a) Business and Organization

Silicon Manufacturing Partners Pte Ltd (the “Company”) was incorporated in 1998. The immediate holding company is Agere Systems Singapore Pte Ltd (“Agere”), incorporated in the Republic of Singapore. The ultimate holding company is Agere Systems Inc., incorporated in the United States of America. The Company is owned 51% by Agere and 49% by Chartered Semiconductor Manufacturing Ltd (“Chartered”), incorporated in Singapore.

The principal activities of the Company are those of an independent foundry that fabricates semiconductor integrated circuits on silicon wafers using advanced production facilities and the proprietary integrated circuit designs of its customers in the semiconductor industry. The Company operates in Singapore and its principal markets are United States of America, Taiwan and Europe.

The semiconductor industry has historically been highly cyclical and, at various times, has experienced significant economic downturns characterized by production overcapacity, reduced product demand and rapid erosion of selling prices. The market for semiconductors is characterized by rapid technological change, intense competition and fluctuations in end-user demand.

In August 2005, the Company’s board of directors approved a change to the Company’s fiscal year end from December 31 to September 30 so as to coincide with the fiscal year end of Agere as required by Singapore law. These financial statements are prepared for the twelve-month periods ending December 31 for filing together with the Annual Report of Chartered on Form 20-F with the U.S. Securities and Exchange Commission (“SEC”) as required by SEC Rule S-X 3-09. Under the requirements of Rule S-X 3-09, insofar as practicable, the financial statements of the Company filed together with Chartered’s Form 20-F should be as of the same dates and for the same periods as the audited consolidated financial statements of Chartered.

(b) Basis of Presentation

The financial statements have been prepared in accordance with United States of America generally accepted accounting principles (“US GAAP”).

(c) Reclassifications and Adjustments

Reclassifications and certain immaterial classification corrections have been made to prior years’ financial statements to conform to classifications used in the current year. These include reporting operating grant income as a reduction of the expenses that the grants are intended to reimburse rather than as other income and certain other immaterial reclassification.

Until January 30, 2006, ordinary shares of the Company had a par value of S$1.00. The Singapore Companies (Amendment) Act 2005, which came into the effect on January 30, 2006, abolished the concept of “par value” and “authorized capital”. Accordingly, the amounts previously disclosed under “ordinary shares” and “additional paid-in capital” line items have been combined as “Ordinary Share Capital”.

FS7

SILICON MANUFACTURING PARTNERS PTE LTD
NOTES TO THE FINANCIAL STATEMENTS — in US Dollars
In thousands (except per share data)
(d) Use of Estimates

The preparation of the financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported revenues and expenses during the reporting period. Estimates are based on historical experience, current conditions and on various other assumptions that are believed to be reasonable under the circumstances. Significant items subject to judgement and such estimates include estimated useful lives and salvage values of long-lived assets, the recoverability of the carrying value of long-lived assets, valuation of accounts receivable and inventories, the recognition and measurement of revenue and sales credits and returns allowance. Actual results could differ from these estimates.

During 2006, the Company changed the estimated useful lives in relation to equipment and machinery from 5 years to 3 to 8 years. The change in the estimated useful lives is a change in accounting estimate that was made prospectively. The change in accounting estimate does not have material impact to the Company’s financial statements.

(e) Foreign Currency

The functional currency of the Company is the US dollar. Assets and liabilities which are denominated in foreign currencies are translated into the functional currency at the rates of exchange prevailing at the balance sheet date. Foreign currency transactions are translated using the exchange rates prevailing at the date of transactions. Foreign exchange gains or losses, resulting from the settlement of foreign currency transactions and from the translation at financial year-end exchange rates of assets and liabilities denominated in foreign currencies, are included in the line item “Other operating expenses (income), net” in the statements of income.

(f) Business and Credit Concentrations

The Company depends, and will continue to depend, for a significant portion of its revenue on a relatively limited number of customers who from time to time may be concentrated in particular end markets. The three largest customers of the Company, other than related parties, accounted for 73%, 77% (unaudited) and 60% of the Company’s net revenue in the years ended December 31, 2004, 2005 and 2006, respectively. Total accounts receivable from these customers was $4,765 (unaudited) and $4,543 at December 31, 2005 and 2006, respectively. The Company’s top customer profile may change from period to period depending on the strength of various market sectors.

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

FS8

SILICON MANUFACTURING PARTNERS PTE LTD
NOTES TO THE FINANCIAL STATEMENTS — in US Dollars
In thousands (except per share data)
Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash, derivative financial instruments and receivables. The Company mitigates the concentration of its credit risk in trade receivables through its credit evaluation process, credit policies and credit control and collection procedures.

The Company’s cash and cash equivalents are placed with major international banks and financial institutions. Cash and cash equivalents deposited with a single counterparty bank accounted for 68% and 52% of total balances at December 31, 2005 and 2006, respectively.

The amounts related to derivative instruments which are subject to credit risk are generally limited to the amounts, if any, by which a counterparty’s obligations exceed the obligations of the Company with that counterparty. The Company’s hedging practices are further described in Note 13.

(g) Cash Equivalents

Cash equivalents consist of highly liquid investments that are readily convertible into cash and have original maturities of three months or less.

(h) Accounts Receivable

The Company reviews its accounts receivable on a periodic basis and makes specific allowances when there is doubt as to the collectibility of individual receivable balances. In evaluating the collectibility of individual receivable balances, the Company considers the age of the balance, the customer’s historical payment history, their current credit-worthiness and current economic trends.

(i) Inventories

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

FS9

SILICON MANUFACTURING PARTNERS PTE LTD
NOTES TO THE FINANCIAL STATEMENTS — in US Dollars
In thousands (except per share data)
(j) Derivative Instruments and Hedging Activities

The Company records derivatives on the balance sheet as assets or liabilities measured at fair value in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 133, “Accounting for Derivative Instruments and Certain Hedging Activities”, as amended. On the date a derivative contract is entered into, the Company will consider if the derivative instrument is part of a hedging relationship. Once a hedging relationship is established, the Company designates the derivative as either a hedge of the fair value of a recognized asset or liability or of an unrecognized firm commitment (“fair-value” hedge), a hedge of a forecasted transaction or of the variability of cash flows to be received or paid related to a recognized asset or liability (“cash-flow” hedge), or a foreign-currency fair-value or cash-flow hedge (“foreign-currency” hedge). The Company formally documents all relationships between hedging instruments and hedged items, as well as its risk-management objective and strategy for undertaking various hedge transactions, at the hedge’s inception. This process includes linking all derivatives that are designated as fair-value, cash-flow, or foreign-currency hedges to specific assets and liabilities on the balance sheet or to specific firm commitments or forecasted transactions. The Company also formally assesses, both at the hedge’s inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items.

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

The Company discontinues hedge accounting prospectively when it determines that a derivative is no longer effective in offsetting changes in the fair value or cash flows of the hedged item, the derivative expires or is sold, terminated, or exercised, the derivative is de-designated as a hedging instrument because it is unlikely that a forecasted transaction will occur, a hedged firm commitment no longer meets the definition of a firm commitment, or management determines that designation of the derivative as a hedging instrument is no longer appropriate. When hedge accounting is discontinued because it is determined that the derivative no longer qualifies as an effective fair-value hedge, the Company no longer adjusts the hedged asset or liability for changes in fair value. The adjustment of the carrying amount of the hedged asset or liability is accounted for in the same manner as other components of the carrying amount of that asset or liability. When hedge accounting is discontinued because the hedged item no longer meets the definition of a firm commitment, the Company removes any asset or liability that was recorded pursuant to recognition of the firm commitment from the balance sheet and recognizes any gain or loss in earnings. When hedge accounting is discontinued because it is probable that a forecasted transaction will not occur, gains and losses that were accumulated in other comprehensive income (loss) are recognized immediately in earnings. In all situations in which hedge accounting is discontinued, the Company continues to carry the derivative at its fair value on the balance sheet, and recognizes any changes in its fair value in earnings.

FS10

SILICON MANUFACTURING PARTNERS PTE LTD
NOTES TO THE FINANCIAL STATEMENTS — in US Dollars
In thousands (except per share data)
(k) Property, Plant and Equipment

Property, plant and equipment are recorded at cost and depreciated to their estimated salvage values using the straight-line method over their estimated useful lives as follows:

Mechanical and electrical installations	—	10 years
Equipment and machinery	—	3 to 8 years
Office and computer equipment	—	2 to 5 years
The Company capitalizes interest with respect to major assets under installation and construction until such assets are ready for use. Interest capitalized is based on the average cost of the Company’s pooled borrowings. Repairs and replacements of a routine nature are expensed, while those that extend the life of an asset are capitalized. Upon retirement or disposal of assets, the cost and related accumulated depreciation are removed from the balance sheets and any gain or loss is included in the statements of income.

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

(m) Revenue Recognition

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

FS11

SILICON MANUFACTURING PARTNERS PTE LTD
NOTES TO THE FINANCIAL STATEMENTS — in US Dollars
In thousands (except per share data)
Revenue for each unit of accounting is recognized when the contractual obligations have been performed and title and risk of loss has passed to the customer, there is evidence of a final arrangement as to the specific terms of the agreed upon sales, selling prices to the customers are fixed or determinable, collection of the revenue is reasonably assured and, where applicable, delivery has occurred. Generally this results in revenue recognition upon shipment of wafers. Revenue represents the invoiced value of goods and services supplied excluding goods and services tax, less allowances for estimated sales credits and returns. The Company estimates allowances for sales credits and returns based on historical experience and management’s estimate of the level of future claims. Additionally, the Company accrues for specific items at the time their existence is known and amounts are estimable.

(n) Government Grants

Income-related government grants are subsidies of expenses incurred. Income-related grants are credited to the related expenses when expenditures already incurred constitute qualifying expenditures for purposes of reimbursement under the grants.

(o) Product Warranties

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

(p) Operating Leases

The Company leases its fab from its minority shareholder under a non-cancellable operating lease, with an option to renew upon expiry of the lease term (the ‘Operating Lease’). Rentals under the Operating Lease and other operating leases are expensed on a straight-line basis over the term of the leases.

FS12

SILICON MANUFACTURING PARTNERS PTE LTD
NOTES TO THE FINANCIAL STATEMENTS — in US Dollars
In thousands (except per share data)
(q) Income Taxes

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
2	Related Party Transactions

Under the strategic alliance agreement of the Company with its two shareholders, the shareholders do not share the Company’s net results in the same ratio as their equity holdings. Instead, each shareholder is entitled to the gross profits from sales to the customers that it directs to the Company after deducting its share of the overhead costs of the Company.

Under the assured supply and demand agreement that both shareholders signed with the Company, with effect from January 1, 2001, each shareholder is billed for unutilised allocated wafer capacity if the quantity of wafers started for production (“wafer starts”) based on their respective orders is less than its allocated capacity. Such billed amounts represent the Company’s unrecovered overhead costs as a result of the allocated capacity not being taken up by one, or both, of the shareholders. During the financial years ended December 31, 2005 and 2006, the shareholders jointly agreed with the Company to waive the requirement for such billings even though their wafer starts fell below their allocated capacities.

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

FS13

SILICON MANUFACTURING PARTNERS PTE LTD
NOTES TO THE FINANCIAL STATEMENTS — in US Dollars
In thousands (except per share data)
Other than those disclosed elsewhere in these financial statements, the following were significant transactions with related parties on terms agreed between the parties:

	2004	2005	2006
		(Unaudited)

Immediate Holding Company

Recharge of employee related and other expenses to the Company	$82	$640	$1,065
Sale of processed wafers	162,927	96,800	64,477

Affiliates of Immediate Holding Company
Recharge of employee related and other expenses to the Company	3,882	3,083	2,190
Sale of processed wafers	12,773	31,561	51,025
Purchase of processed wafers	—	856	—
Purchase of property, plant and equipment	—	976	—

Minority Shareholder
Purchase of property, plant and equipment	462	—	—
Rental expense	15,307	15,662	15,958
Recharge of employee related and other expenses to the Company	33,199	36,435	36,490
Sale of processed wafers	1,371	149	52
Sale of property, plant and equipment	—	11	—
Recharge of other expenses from the Company	499	302	1,071

Affiliates of Minority Shareholder
Purchase of property, plant and equipment	43	53	—
Purchase of processed wafers	180	155	151
Recharge of other expenses to the Company	217	161	190
Sale of processed wafers	270	69	23
Recharge of other expenses from the Company	—	24	58

The amounts due from related parties are:

	December 31
	2005	2006
	(Unaudited)

Amount due from immediate holding company	$15,234	$5,270
Amount due from affiliates of immediate holding company	7,304	13,509
Amount due from minority shareholder	65	815
Amount due from affiliates of minority shareholder	30	4

	$22,633	$19,598

FS14

SILICON MANUFACTURING PARTNERS PTE LTD
NOTES TO THE FINANCIAL STATEMENTS — in US Dollars
In thousands (except per share data)
The amounts due to related parties are:

	December 31
	2005	2006
	(Unaudited)

Amount due to immediate holding company	$4,528	$7,892
Amount due to affiliates of immediate holding company	336	270
Amount due to minority shareholder	11,729	16,009
Amount due to affiliates of minority shareholder	98	65

	$16,691	$24,236

The amounts due to related parties above include unpaid obligation relating to the return of capital that is further described in Note 9.

The balances with related parties are unsecured, interest free and repayable within 12 months.

3	Cash and Cash Equivalents

	December 31
	2005	2006
	(Unaudited)

Cash at banks and on hand	$5,283	$18,572
Short-term deposits with banks	15,505	8,154

	$20,788	$26,726

Short-term deposits with banks consist of fixed deposits with original maturities of 90 days or less.

4	Receivables, net

	December 31
	2005	2006
	(Unaudited)

Trade receivables	$7,897	$6,781
Allowance for sales credits and returns	(1,537)	(568)

Trade receivables, net of allowance	6,360	6,213
Other receivables	87	55

	$6,447	$6,268

FS15

SILICON MANUFACTURING PARTNERS PTE LTD
NOTES TO THE FINANCIAL STATEMENTS — in US Dollars
In thousands (except per share data)
Movement in the allowance for sales credits and returns is as follows:

	December 31
	2005	2006
	(Unaudited)

Beginning	$1,505	$1,537
Utilized in year	(2,410)	(1,752)
Reversed during the year	(474)	(992)
Charge for the year	2,916	1,775

Ending	$1,537	$568

5	Inventories

	December 31
	2005	2006
	(Unaudited)

Raw materials	$967	$2,706
Work-in-progress	17,996	14,609
Consumable supplies and spares	40	31

	$19,003	$17,346

6	Property, Plant and Equipment

	December 31
	2005	2006
	(Unaudited)

Cost
Mechanical and electrical installations	$4,814	$4,846
Equipment and machinery	801,946	805,043
Office and computer equipment	10,130	10,125
Assets under installation and construction	834	621

Total cost	$817,724	$820,635

Accumulated depreciation	$761,966	$798,663

Property, plant and equipment, net	$55,758	$21,972

Depreciation amounted to $137,415, $84,105 (unaudited) and $36,702 for the years ended December 31, 2004, 2005 and 2006, respectively.

FS16

SILICON MANUFACTURING PARTNERS PTE LTD
NOTES TO THE FINANCIAL STATEMENTS — in US Dollars
In thousands (except per share data)
7	Other Current Liabilities

	December 31
	2005	2006
	(Unaudited)

Accrued employee bonuses and related expenses	$3,380	$3,927
Other accrued expenses	542	1,051
Other current liabilities	168	226
Income taxes payable	272	110

	$4,362	$5,314

8	Income Taxes

Substantially all of the Company’s pre-tax income and income tax expense is sourced from Singapore. The Company has been granted pioneer status under the Economic Expansion Incentives (Relief from Income Tax) Act (Chapter 86) of Singapore for the wafer fabrication of integrated circuits for a ten-year period beginning May 1, 2000. During the period in which pioneer status is effective, subject to compliance with certain conditions, income arising from the pioneer trade is exempt from Singapore income tax. Income arising from activities not covered under the pioneer incentive (hereinafter referred to as non-qualifying income) is taxed at the normal Singapore corporate tax rate, which was 20% for the years ended December 31, 2004, 2005 and 2006. Thus, the income tax expenses for the years ended December 31, 2004, 2005 and 2006 are primarily on non-qualifying income, such as the interest income.

Income tax expense consists of the following:

	2004	2005	2006
		(Unaudited)

Current expense	$165	$304	$237
Deferred expense (benefit)	(100)	48	(21)

	$65	$352	$216

A reconciliation of the expected tax expense computed by applying the Singapore statutory tax rate of 20% for 2004, 2005 and 2006 to income before income taxes to the income tax expense is as follows:

	2004	2005	2006
		(Unaudited)

Income tax expense computed at the Singapore statutory tax rate	$4,154	$367	$7,251
Permanent non-deductible expenses	767	53	25
Effect of pioneer status, including wear and tear allowances not recognized as deferred tax benefit	(4,856)	(118)	(7,054)
All other items, net	—	50	(6)

Income tax expense	$65	$352	$216

FS17

SILICON MANUFACTURING PARTNERS PTE LTD
NOTES TO THE FINANCIAL STATEMENTS — in US Dollars
In thousands (except per share data)
Deferred tax assets which are non-current and relate to Singapore, consist of the following:

	December 31
	2005	2006
	(Unaudited)

Property, plant and equipment	$34	$55

Under Singapore tax law, loss carryforwards and tax depreciation of property, plant and equipment (hereinafter referred to as wear and tear allowances) are deductible to the extent of income before loss carryforwards and wear and tear allowances. Unutilised losses and wear and tear allowances can be carried forward indefinitely to set off against income in future tax years, subject to compliance with certain conditions. As of December 31, 2006, the Company estimates that it will not have any wear and tear allowance carryforwards. In addition, the Company does not have any tax losses carryforwards as of December 31, 2006.

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent on the availability of future taxable income during the periods in which those assets will be reversed. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. The valuation allowance is established for deferred tax assets that cannot be objectively supported as more likely than not to be realized by the Company.

Based on historical level of taxable income, management believes that it is more likely than not that the Company will generate sufficient future taxable income from the wafer fabrication activities subsequent to the pioneer status period to realize the benefits of these deductible differences.

9	Ordinary Share Capital

In October 2005, the Company reorganized its paid-up share capital by the extinguishment of accumulated losses of $108,349 against paid-up share capital and the return of a portion to its shareholders in the form of cash amounting to $60,000 in a return of capital sanctioned by the High Court of Singapore (unaudited). During the year ended December 31, 2005, the Company paid cash of $51,500 (unaudited) to its shareholders and the balance of $8,500 was paid in January 2006. The return of capital through the extinguishment of accumulated losses does not qualify as a quasi-reorganization under US GAAP and accordingly no adjustments for this reorganization to the carrying values of the assets and liabilities of the Company and its accumulated losses have been reflected in these financial statements.

In October 2006, the board of directors of the Company approved a second return of capital which was subsequently approved by the High Court of Singapore and filed with the Accounting and Corporate Regulatory Authority of Singapore in November. This second return of capital will be effected by paying cash of $40,000 to the shareholders. During the year ended December, 2006, the Company paid cash of $25,000 to its shareholders.

The equity has been reduced for the full return of capital upon board of directors approval and the unpaid portion has been recognised as liabilities as at December 31, 2005 and 2006.

FS18

SILICON MANUFACTURING PARTNERS PTE LTD
NOTES TO THE FINANCIAL STATEMENTS — in US Dollars
In thousands (except per share data)
10	Accumulated Deficit

Singapore law allows dividends to be paid only out of net profits for the year or retained earnings. Shareholders of ordinary shares are not liable for Singapore income tax on dividends paid by the Company out of its tax exempt profits from pioneer activities. As the Company is under the one-tier corporate tax system, tax payable by the Company on its non-pioneer chargeable income constitutes a final tax, and dividends are exempt from tax in the hands of its shareholders.

11	Accumulated Other Comprehensive Loss

Accumulated other comprehensive loss consists of the following:

	December 31
	2005	2006
	(Unaudited)

Net unrealized cash flow hedging losses	$(18)	$(1)

The net unrealized cash flow hedging losses are not adjusted for income taxes because such losses are capital in nature.

12	Commitments and Contingencies

The Company has the following capital commitments:

	December 31
	2005	2006
	(Unaudited)

Contracts for capital expenditure	$2,036	$157

Operating lease commitments

The Company leases its fab from its minority shareholder under a lease agreement which expires in 2008. Minimum future lease payments on non-cancellable operating leases from the minority shareholder and other operating leases as of December 31, 2006 are as follows:

Payable in the year ending December 31,
2007	$16,710
2008	3,828
2009	5

$20,543

FS19

SILICON MANUFACTURING PARTNERS PTE LTD
NOTES TO THE FINANCIAL STATEMENTS — in US Dollars
In thousands (except per share data)
Contingencies

The Company may from time to time be a party to claims that arise in the normal course of business. These claims include allegations of infringement of intellectual property rights of others as well as other claims of liability. The Company accrues costs associated with these matters when they become probable and reasonably estimable. The Company does not have any outstanding litigation or claim as at December 31, 2006.

The Company submits tax returns and claims with government tax authorities which are subject to agreement and audit by those tax authorities. Actual taxes to be paid could vary due to the outcome of audits by the tax authorities. The Company records tax contingencies as tax payable for certain positions which may be challenged by the tax authorities and which the Company may not ultimately prevail in defending. As of December 31, 2005 and 2006, the income tax contingencies recorded as tax payable amounted to $60 (unaudited) and $62 respectively and relate to deduction claims which may not be allowable. The amounts recorded are determined based upon the Company’s best estimate of possible assessments by the tax authorities and are adjusted, from time to time, based upon changing facts and circumstances.

13	Derivative Instruments

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

Most of the Company’s derivatives are formally designated as foreign currency cash flow and fair value hedges except for certain foreign currency forward contracts. These certain foreign currency forward contracts relate to groups of forecasted foreign currency denominated payments. While the Company expects these derivatives to be effective in hedging the variability in cash flows resulting from changes in foreign exchange rates, it does not believe it is practicable to formally document the hedging relationship and link the derivatives to specific forecasted transactions. Consequently, gains and losses on these instruments are included in the statements of income in the line item foreign exchange gain (loss).

The Company uses derivative instruments to manage identified foreign currency risks resulting from foreign currency denominated debt and its foreign currency denominated purchase commitments which are denominated principally in Japanese Yen and Euro. The maximum tenure for these transactions is 18 months. The Company uses foreign currency forward contracts to manage these risks and designates them as foreign currency cash-flow hedges. The Company uses foreign currency forward contracts, which match the terms of the individual foreign currency exposures, and as a result, any ineffectiveness of the Company’s hedges is negligible. Amounts included in other comprehensive income (loss) related to hedges of foreign currency purchase commitments are reclassified into earnings (foreign exchange gain (loss)) when depreciation commences for the asset related to the purchase commitment.

The estimated net amount of existing losses from cash flow hedges expected to be reclassified into earnings within the next year is $1. Net realized losses recognized from cash flow hedges was $37 (unaudited) and $17 for the years ended December 31, 2005 and 2006, respectively.

FS20

SILICON MANUFACTURING PARTNERS PTE LTD
NOTES TO THE FINANCIAL STATEMENTS — in US Dollars
In thousands (except per share data)
The components of other comprehensive loss related to derivative and hedging activities consist of the following:

	December 31, 2005	December 31, 2006
	(Unaudited)

Beginning	$(55)	$(18)
Reclassification of cash flow hedging losses into earnings	37	17

Ending	$(18)	$(1)

The Company is exposed to credit risk and market risk by using derivative instruments to hedge exposures of changes in foreign currency rates. Credit risk is the failure of the counterparty to perform under the terms of the derivative contract. When the fair value of a derivative contract is positive, the counterparty owes the Company, which creates credit risk for the Company. When the fair value of a derivative contract is negative, the Company owes the counterparty and, therefore, it does not possess credit risk. The Company anticipates, however, that counterparties will be able to fully satisfy their obligations under the contracts. The Company does not obtain collateral or other security to support financial instruments subject to credit risk but monitors the credit standing of counterparties.

Market risk is the adverse effect on the value of a financial instrument that results from a change in interest rates or currency exchange rates. The Company assesses currency exchange cash flow risk by identifying and monitoring changes in interest rate or currency exchange rate exposures that may adversely impact expected future cash flows and by evaluating hedging opportunities.

14	Fair Values of Financial Instruments

	December 31,
	2005		2006
	(Unaudited)
	Carrying	Estimated	Carrying	Estimated
	amount	fair value	amount	fair value
Embedded foreign currency derivatives in purchase contracts	$—	$—	$11	$11
Cash and cash equivalents, amounts owing from and to immediate holding company, other related companies and affiliated companies, accounts receivable and accounts payable. The carrying amounts approximate fair value in view of the short-term nature of these balances.

Forward foreign exchange contracts. The fair value is estimated by reference to market quotations for forward contracts with similar terms, adjusted where necessary for maturity differences.

Embedded foreign currency derivatives in purchase contracts. The fair value is estimated by reference to movements in exchange rates between contract date and balance sheet date.

FS21

SILICON MANUFACTURING PARTNERS PTE LTD
NOTES TO THE FINANCIAL STATEMENTS — in US Dollars
In thousands (except per share data)
Limitations. Fair value estimates are made at a specific point in time, and are based on relevant market information and information about the financial instruments. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

15	Subsequent Events

Subsequent to the year end, the immediate holding company, Agere Systems (Singapore) Pte Ltd changed its name to LSI Technology (Singapore) Pte Ltd.

Subsequent to the Company’s original issuance of its financial statements for the three months period ended December 31, 2006, in March and May 2007, the Singapore tax authorities completed the examination of the Company’s prior years’ income tax returns and allowed the deduction claims as mentioned in Note 12. As a result, the Company received total tax refund of $1,660 pertaining to tax contingencies which had already been paid to the tax authorities prior to December 31, 2005. Accordingly, the Company has in 2007 reversed the income tax contingencies recorded as tax payable.

FS22