Form 20-F
period 2007-12-31
CHARTERED SEMICONDUCTOR MANUFACTURING LTD
filed 2008-03-10
CIK 1095270

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 20-F
(Mark One)
☐	Registration statement pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934.
OR
☑	Annual Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

For the fiscal year ended December 31, 2007.
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
Not Applicable
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report. 2,539,625,807 Ordinary Shares and 28,350 Convertible Redeemable Preference Shares as of December 31, 2007.
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
Yes ☐            No ☑

Certain Definitions and Conventions		2
Presentation of Certain Financial Information		2

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS	3
ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE	3
ITEM 3.	KEY INFORMATION	3
ITEM 4.	INFORMATION ON OUR COMPANY	20
ITEM 4A.	UNRESOLVED STAFF COMMENTS	36
ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS	36
ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	63
ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS	79
ITEM 8.	FINANCIAL INFORMATION	81
ITEM 9.	THE OFFER AND LISTING	81
ITEM 10.	ADDITIONAL INFORMATION	83
ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK	100
ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES	102

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES	102
ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS	103
ITEM 15.	CONTROLS AND PROCEDURES	103
ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT	105
ITEM 16B.	CODE OF ETHICS	105
ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES	105
ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES	105
ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS	106

PART III

ITEM 17.	FINANCIAL STATEMENTS	106
ITEM 18.	FINANCIAL STATEMENTS	106
ITEM 19.	EXHIBITS	107

SIGNATURES

Index to Financial Statements
EX-4.7 Credit Agreement dated January 28,2008 by and among the company as Borrower,Societe Generale as Arranger,Lender and Facility Agent,and The Bank of New York,as Security Trustee and Account Bank.
EX-4.20 Stock Purchase Agreement dated February 15, 2008 by and amongst the company, Hitachi, Ltd and Hitachi Asia, Ltd for the purchase 100 percent of the shares in Hitachi Semiconductor
EX-12.1 Certification of the President and Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
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
     When we refer to the “noon buying rate,” we are referring to the noon buying rate in New York for cable transfers in Singapore dollars per U.S. dollar as certified for customs purposes by the Federal Reserve Bank of New York. The noon buying rate on January 31, 2008 was S$1.4165 = $1.00.
Presentation of Certain Financial Information
     Our financial statements are reported in U.S. dollars and presented in accordance with U.S. generally accepted accounting principles, or U.S. GAAP. Our 49%-owned joint venture company, Silicon Manufacturing Partners Pte Ltd, or SMP, a corporation incorporated under the laws of the Republic of Singapore, is not consolidated under U.S. GAAP. For each fiscal year, we account for our 49% investment in SMP using the equity method for the twelve month period from January to December. SMP meets certain “significance” tests pursuant to Rule 3-09 of Regulation S-X. Accordingly, separate financial statements of SMP are required to be filed by us and we intend to file an amendment to this annual report on Form 20-F to include the separate financial statements of SMP as soon as available but no later than June 30, 2008. We have included in this annual report on Form 20-F information relating to our share of SMP revenue. The financial statements of SMP are reported in U.S. dollars and presented in accordance with U.S. GAAP. In 2005, SMP changed its fiscal year end from December 31 to September 30 and in 2007, SMP changed its fiscal year end back to December 31. Therefore, SMP’s fiscal year 2007 is from October 1, 2006 to December 31, 2007. The financial statements of SMP to be filed by amendment to this annual report will consist of its unaudited financial statements as of and for the twelve months ended December 31, 2005 (which period includes the nine months of SMP’s fiscal year 2005 and the first three months of SMP’s fiscal year 2006), its audited financial statements as of and for the twelve months ended December 31, 2006 (which period includes the last nine months of SMP’s fiscal year 2006 and the three months of SMP’s fiscal year 2007) and its audited financial statements as of and for the twelve months ended December 31, 2007 (which period includes the last twelve months of SMP’s fiscal year 2007).
     The share price information contained in this document was derived from Bloomberg L.P.

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS
Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE
Not applicable.

ITEM 3.	KEY INFORMATION

A.	SELECTED FINANCIAL DATA
     You should read the following selected financial data in conjunction with our consolidated financial statements and related notes and “Item 5. Operating and Financial Review and Prospects” included in this document. The selected consolidated balance sheet data as of December 31, 2003, 2004 and 2005 and the selected consolidated statements of operations data for the years ended December 31, 2003 and 2004 are derived from our audited consolidated financial statements. However, we have not included our audited consolidated financial statements for those periods in this document. The selected consolidated balance sheet data as of December 31, 2006 and 2007 and the selected consolidated statements of operations data for each of the years in the three year period ended December 31, 2007 are derived from our audited consolidated financial statements included elsewhere in this document which have been audited by KPMG, an independent registered public accounting firm. KPMG’s report appearing elsewhere herein refers to a change in the method of accounting for stock-based compensation effective January 1, 2006 and a change in our method of quantifying errors in fiscal year 2006. Our consolidated financial statements are prepared in accordance with U.S. GAAP.

	Year Ended December 31,
	2003(9)	2004(9)	2005(9)	2006(9)	2007
	(in thousands, except per share data and ratios)
Consolidated Statement of Operations Data:
Net revenue	$551,911	$932,131	$1,032,734	$1,414,525	$1,355,486
Cost of revenue	645,195	763,826	915,281	1,070,512	1,095,830

Gross profit (loss)	(93,284)	168,305	117,453	344,013	259,656

Other revenue(1)	16,956	17,927	20,685	21,030	22,930

Operating expenses:
Research and development	115,478	93,818	122,073	152,756	159,764
Sales and marketing	39,010	37,270	42,503	55,007	58,013
General and administrative	41,540	34,951	40,025	42,558	39,648
Fab start-up costs	9,219	33,199	22,697	—	—
Other operating expenses (income), net(2)	2,292	(139)	14,202	13,766	13,030

Total operating expenses, net	207,539	199,099	241,500	264,087	270,455

Equity in income of associated companies, net	23,194	27,563	6,486	36,040	33,836
Other income (loss), net(3)	9,241	16,416	(6,744)	(2,689)	(2,418)
Interest income	12,168	11,530	28,625	44,591	27,031
Interest expense and amortization of debt discount	(42,222)	(30,093)	(69,839)	(87,950)	(60,325)

	Year Ended December 31,
	2003(9)	2004(9)	2005(9)	2006(9)	2007
	(in thousands, except share and per share data and ratios)
Income (loss) before Income taxes and minority interest	(281,486)	12,549	(144,834)	90,948	10,255
Income tax expense (benefit)	11,671	4,774	13,111	23,924	(91,433	)(4)

Income (loss) before minority interest	(293,157)	7,775	(157,945)	67,024	101,688
Minority interest in loss of CSP	9,491	—	—	—	—

Net income (loss) prior to cumulative effect adjustment	(283,666)	7,775	(157,945)	67,024	101,688

Cumulative effect adjustment for change in accounting policy(5)	(6,421)	—	—	—	—

Net income (loss)	(290,087)	7,775	(157,945)	67,024	101,688
Less:Accretion to redemption value of convertible redeemable preference shares	—	—	3,196	9,476	9,663

Net Income (loss) available to ordinary shareholders	$(290,087)	$7,775	$(161,141)	$57,548	$92,025

Basic and diluted net earnings (loss) per ordinary share(6)	$(0.12)	$0.00	$(0.06)	$0.02	$0.04
Number of shares used in computing net earnings (loss) per ordinary share:
Basic	2,502,294	2,508,376	2,511,428	2,528,056	2,538,357
Diluted	2,502,294	2,516,942	2,511,428	2,534,065	2,868,617
Basic net earnings (loss) per ADS(6)	$(1.16)	$0.03	$(0.64)	$0.23	$0.36
Diluted net earnings (loss) per ADS(6)	$(1.16)	$0.03	$(0.64)	$0.23	$0.35
Number of ADSs used in computing net earnings (loss) per ADS:
Basic	250,229	250,838	251,143	252,806	253,836
Diluted	250,229	251,694	251,143	253,407	286,862
Other Data (7):
Ratio of earnings to combined fixed charges and preferred dividends	—	—	—	1.77X	—
Deficiency of earnings available to cover combined fixed charges and preferred dividends	$300,296	$18,064	$131,026	—	$17,149

	As of December 31,
	2003(9)	2004(9)	2005(9)	2006(9)	2007
	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$905,472	$539,399	$819,856	$718,982	$743,173
Working capital(8)	686,238	167,387	551,177	570,661	677,822
Total assets	3,022,152	3,091,616	3,520,665	3,621,936	4,025,561

Long-term obligations	1,049,837	960,660	1,187,004	1,329,908	1,552,664
Convertible redeemable preference shares	—	—	250,663	246,174	255,837
Long-term obligations and convertible redeemable preference shares	1,049,837	960,660	1,437,667	1,576,082	1,808,501
Ordinary share capital	2,678,661	2,682,638	2,682,050	2,704,215	2,710,006
Total shareholders’ equity	1,495,680	1,507,960	1,350,356	1,433,109	1,541,149

Notes:

(1)	Other revenue consists of rental income and management fees.

(2)	Other operating expenses (income), net, included rental expenses, foreign exchange gains and losses, accretion on asset retirement obligations and gains and losses on sale of and impairment charges relating to property, plant and equipment. In addition, other operating expenses (income), net in 2003 also included a gain of $27.5 million associated with the cancellation of our employee bonus award plan and a restructuring charge of $12.4 million relating to the phase out of Fab 1. Other operating expenses (income), net in 2004 also included a gain of $4.9 million associated with the resolution of a goods and services tax matter and a restructuring charge of $4.6 million relating to the closing of Fab 1.

(3)	Other income (loss), net included other-than-temporary impairment losses, gains and losses from changes in fair value of our derivative instruments and gains from the sale of technology in 2003 and 2004. In addition, other loss, net, in 2005 also included an expense of $7.0 million related to the termination of hedging transactions and other costs as a result of the cash tender offer for and repurchase of any and all of our $575.0 million original principal amount of 2.5% senior convertible notes due 2006.

(4)	Income tax benefit in 2007 included an income tax benefit of $119.5 million resulting from the revocation of the pioneer status previously granted to Fab 3. Refer to Note 13 of the consolidated financial statements for more details.

(5)	Effective January 1, 2003, we adopted the provisions of Statement of Financial Accounting Standards, or SFAS, No. 143, “Accounting for Asset Retirement Obligations,” which addresses financial accounting and reporting for obligations associated with the retirement of long-lived assets and associated asset retirement costs. This resulted in a cumulative effect loss of $6.4 million, after a reduction in minority interest of $0.5 million, for 2003. The cumulative effect loss represents the depreciation and accretion expense that would have been recorded previously if SFAS No. 143 had been in effect in prior years.

(6)	For 2003, basic and diluted net loss per ordinary share prior to the cumulative effect adjustment was $(0.11) and basic and diluted net loss per ADS prior to the cumulative effect adjustment was $(1.13).

(7)	For purposes of calculating the ratio of earnings to combined fixed charges and preferred dividends and the deficiency of earnings available to cover combined fixed charges and preferred dividends, if any, earnings consists of income (loss) before income taxes and minority interest, adjusted to remove equity in income (loss) of equity affiliates and to add fixed charges, amortization of capitalized interest and distributed income of equity affiliates, less interest capitalized. Fixed charges consist of interest expensed, interest capitalized, amortization of capitalized expenses related to indebtedness, plus an estimated interest portion of rental expenses on operating leases. Preferred dividends consist of accretion charges relating to our convertible redeemable preference shares.

(8)	Working capital is calculated as the excess of current assets over current liabilities.

(9)	Certain immaterial corrections have been made to prior years’ financial statements. Refer to Note 1(c) of the consolidated financial statements for more details.

B.	CAPITALIZATION AND INDEBTEDNESS
Not applicable.

C.	REASONS FOR THE OFFER AND USE OF PROCEEDS
Not applicable.

D.	RISK FACTORS
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
     In 2003 and 2005, we incurred net losses of $290.1 million and $157.9 million, respectively. While we generated net income of $7.8 million, $67.0 million and $101.7 million in 2004, 2006 and 2007, respectively, we cannot assure you that we will remain profitable.
     As of December 31, 2007, we had an accumulated deficit of $1,115.6 million. We cannot assure you that the accumulated deficit will not continue or increase in the future.
We have a high level of debt. If we are unable to make interest and principal payments on our debt, it could seriously harm our company.
     We have now and will continue to have a significant amount of debt. Our high level of debt and the covenants contained in our financing documents, such as financial, shareholding and other restrictive covenants which are customary in loan documents, could have adverse consequences to our company. For example, they could:
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
     We cannot assure you that we will be able to make interest and principal payments on debt incurred in connection with our growth if we are unable to generate sufficient cash flow from operating activities or obtain additional financing, if necessary, to fund our liquidity needs.
We expect to incur substantial capital expenditures, research and development costs, operational and related costs in connection with our growth plans and may require additional financing that may not be available.
     Our business and the nature of our industry require us to make substantial capital expenditures, leading to a high level of fixed costs. We expect to incur significant capital expenditures in connection with our growth plans and technology upgrades and migrations. For example, during 2005, 2006 and 2007, we made substantial capital expenditures of $630.2 million, $554.8 million and $758.4 million, respectively. We expect our total cash outflow for capital expenditures in 2008 to be approximately $590 million. For more details on our capital expenditure plans for 2008, see “Item 5. Operating and Financial Review and Prospects — Liquidity and Capital Resources.” We anticipate that from time to time we also may expand and add equipment to increase the capacity of our existing fabs, and this may require additional financing. We also expect to incur approximately $180 million for research and development in 2008.

     Our capital and research and development expenditures will be made in advance of sales. Given the fixed cost nature of our business, we may incur losses if our revenue does not adequately offset the level of depreciation resulting from these planned expenditures, as occurred in 2003 and 2005. Additionally, our actual expenditures may exceed our planned expenditures for a variety of reasons, including changes in our growth plan, our process technology, market conditions, customer requirements and other factors.
     We may require additional financing to fund our future growth plans and technology upgrades and migrations, including to fund the capital expenditures to equip and expand the capacities of our various fabs. There can be no assurance that additional financing will be available or, if available, that such financing will be obtained on terms favorable to us or that any additional financing will not be dilutive to our shareholders or creditors.
Failure to maintain high capacity utilization, optimize the technology mix of our semiconductor wafer production, continuously improve our device yields and downward pricing pressure of our products would seriously harm our prospects and financial condition.
     Among the key factors that affect our profit margin are our ability to:
•	maintain high capacity utilization;

•	optimize the technology mix of our semiconductor wafer production;

•	continuously improve our device yields; and

•	maintain our average selling prices of our products.
     The term “capacity utilization” means the actual number of semiconductor wafers we have processed at a fabrication facility in relation to the total number of wafers we have the capacity to process. Where we refer to capacity utilization in this document, such capacity utilization includes the utilization of our allocated capacity with SMP. Our capacity utilization affects our operating results because a large percentage of our operating costs are fixed. For example, in the first half of 2003, weak market demand and a worldwide overcapacity of semiconductor wafer supply resulted in low utilization rates at our fabs. Our average capacity utilization improved from 58% in 2003 to 80% in 2004 but declined to 70% in 2005. Although our average capacity utilization improved to 77% in 2006 and 79% in 2007, we cannot assure you that market conditions will continue to improve or that the improved market conditions can be sustained. If market conditions were to deteriorate, we may not be able to sustain our capacity utilization.
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
     Because the price of wafers varies significantly, the mix of wafers produced could affect revenue and profitability. The pricing of a wafer is determined by the complexity of the device on the wafer. Production of devices with higher level functionality and greater system-level integration requires more manufacturing steps than the production of less complex devices and commands higher wafer prices. However, increasing the complexity of devices that we manufacture does not necessarily lead to increased profitability because the higher wafer prices for such devices may be offset by depreciation and other costs associated with an increase in capital expenditures needed to manufacture such devices.
     The term “device yields” means the actual number of usable semiconductor devices on a semiconductor wafer in relation to the total number of devices on the wafer. Our device yields affect our ability to attract and retain customers and may also directly affect the prices of our products.
     If we are unable to maintain high capacity utilization, optimize the technology mix of our wafer production or maintain and improve our device yields, we may not be able to achieve our targeted profit margin, in which case our financial condition could be seriously harmed and the market price of our securities could fall.
We have received grants from various agencies of the Government of Singapore. Such grants may not be disbursed to us if the conditions attached to these grants are not complied with.
     We have received grants from various agencies of the Government of Singapore. The amounts available under these grants relate to a portion of depreciation expenses arising from our research and development related capital expenditures and for certain material, training and staffing costs associated with some of our process technology development and staff training programs. In 2005, 2006 and 2007, $7.5 million, $1.9 million and $8.5 million, respectively, of such grants were disbursed to us. These grants are disbursed in connection with the research, development and training carried out in Singapore based on the terms of the respective grants, the amount of qualifying expenditures incurred and the achievement of the conditions attached to the grants.
     We regularly assess the likelihood of achieving the conditions attached to these grants. While we believe we have taken adequate steps to obtain reasonable assurance that these conditions will be achieved, we cannot assure you that such grants will be disbursed to us nor that we will continue to receive such grants in the future. We also cannot assure you that we will be able to achieve all the conditions attached to the grants or that, if we do not achieve all the conditions, we will not be required to refund any of such grants previously disbursed to us.
Our investments in private enhanced cash funds are subject to risks which may affect liquidity of these investments and cause losses.
     We have an investment in a private enhanced cash fund, or the Fund, which is managed by an external financial institution and consists primarily of high quality corporate debt, mortgage-backed securities and asset-backed securities. The Fund is subject to general credit, liquidity, market and interest rate risks, which may be exacerbated by U.S. sub-prime mortgage defaults that have affected various sectors of the financial markets and caused credit and liquidity issues. Due to the nature of the securities that the Fund invests in, the Fund’s underlying securities have been exposed to adverse market conditions that have affected the value of the collateral and the liquidity of the Fund. As a result, in December 2007, the investment manager of the Fund halted demand redemptions and announced its intention to liquidate the Fund. As at December 31, 2007, the fair value of our pro-rata share of investment in the Fund is $89.3 million and we recognized an other-than-temporary impairment charge of $1.1 million. The investment in the Fund which was classified as a cash equivalent since the time of placement in 2003, was classified to other investments as of December 31, 2007. See “Item 5. Operating and Financial Review and Prospects — Critical Accounting Policies — Other Investments” for more information about this loss and our determination of the value of the Fund as at December 31, 2007. If the credit and liquidity issues in the markets relating to our investment and its underlying securities continue or worsen, we may recognize further realized losses in the value of our remaining investment in the Fund. Additional losses could have a material adverse effect on our results.
Risks Related to Our Operations
The cyclical nature of the semiconductor industry and the periodic overcapacity that results from this, as well as any rapid change in the end markets we serve, may seriously harm our company.
     The semiconductor industry has historically been highly cyclical. The semiconductor industry has, at various times, experienced significant economic downturns characterized by production overcapacity, reduced product demand and rapid erosion of the average selling prices, or ASPs, for our semiconductor products.
     Historically, companies in the semiconductor industry have expanded aggressively during periods of increased demand, as we and our competitors have done. As a result, periods of overcapacity in the semiconductor industry have frequently followed periods of increased demand. We expect this pattern to be repeated in the future. In addition, the markets for semiconductors are characterized by rapid technological change, intense competition and fluctuations in end-user demand. For example, our average utilization rate in 2003 was 58% due to weak demand and a worldwide overcapacity of semiconductor wafer production facilities. In 2004, our average utilization rate improved to 80% but our average utilization rate then declined to 70% in 2005. In 2006, our average utilization rate improved to 77%. As the industry continued to work through the excess inventory coupled with the usual seasonal slowness in the first quarter of 2007, our capacity utilization rate was 70% in the first quarter of 2007. In the second and third quarters of 2007, we saw shipment growth in the 0.13um and above technologies resulting in an increase in the capacity utilization rate to 79% and 85%, respectively. The subsequent decrease in shipments, coupled with an increase in capacity, resulted in a slight decrease of the capacity utilization rate to 81% in the fourth quarter of 2007. Our average capacity utilization was 79% for 2007. We cannot assure you that market conditions will improve in 2008 and beyond. Future downturns in the semiconductor industry may also be severe and could seriously harm our company.
We depend on our technology partners to advance our portfolio of process technologies.
     Enhancing our manufacturing process technologies is critical to our ability to provide services for our customers. We intend to continue to advance our process technologies through our internal research and development efforts and through alliances with leading semiconductor companies, and we are dependent on these partners for this advancement. Our technology alliance with International Business Machines, or IBM, began in November 2002 with a joint development agreement to jointly develop and standardize on 90 nanometer, or nm, bulk complementary metal oxide semiconductor, or CMOS, processes for foundry chip production on 300-mm silicon wafers. Our technology alliance with IBM has extended since November 2002 to include the development of 65nm bulk CMOS process, 45nm bulk CMOS process and 32nm bulk CMOS process technologies as well as to include new technology partners in the joint development activities. As of January 31, 2008, our technology partners in the joint development activities for 45nm bulk CMOS process are IBM, Infineon Technologies AG, or Infineon, Samsung Electronics Co., Ltd., or Samsung, and Freescale Semiconductor, Inc, or Freescale; and our technology partners in the joint development activities for 32nm process technologies are IBM, Infineon, Samsung, Freescale, Toshiba Corporation, or Toshiba, and STMicroelectronics N.V., or STMicroelectronics. Please see “Item 4. Information on Our Company — B. Business Overview — Research and Development.”
     We depended on our joint development agreements with our technology partners for faster introduction of 90nm and 65nm bulk CMOS process technologies and we continue to depend on our joint development agreements with our technology partners for faster introduction of 45nm and 32nm bulk CMOS process technologies. If we encounter problems in the successful implementation of our joint development agreements with these technology partners, our strategy of targeting “first-source” business and decreasing the time it takes us to bring the newest technologies to market would be adversely affected and it could seriously harm our company. “First source” business refers to being selected as the first manufacturing source for customers’ new product innovations. We also do not have full control over the participants that may be added to the joint development alliances or the licensees who may have access to the jointly developed process technologies and this may affect our company.
     Although the changes in our technology partnerships that we have experienced so far have not had a significant impact on our company’s performance, there can be no assurance that this will continue to be the case.
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
     We have been largely dependent on a small number of customers for a substantial portion of our business. Our top ten customers accounted for approximately 72% and 76% of our total net revenue for 2006 and 2007, respectively. Our top five customers collectively accounted for approximately 61% of our total net revenue in 2007, compared with approximately 60% of our total net revenue in the previous year. Our top two customers, Broadcom and Advanced Micro Devices, each contributed more than 10% of our total net revenue in 2007. As the end markets we serve are typically cyclical, our top customer profile may change from period to period depending on the strength of various market sectors. We expect that we will continue to be dependent for a significant portion of our revenue upon a relatively limited number of customers, which from time to time may be concentrated in particular end markets, as a result of which we will be exposed to the volatility of those markets. Depending on a relatively small number of customers can also subject us to concentration problems that can negatively affect our fab utilization, which can in turn affect our revenue and results of operations, such as was experienced in the fourth quarter of 2004 and in certain periods in 2007 for our 90nm and smaller process technologies. Customer concentration is more significant for our leading-edge process technologies. We cannot assure you that revenue generated from these customers, individually or in the aggregate, will reach or exceed historical levels in any future period. Loss or cancellation of business from, significant changes in scheduled deliveries to, quality or reliability issues raised by, or decreases in the prices of services sold to, any of these customers could seriously harm our company.
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
     Our more advanced manufacturing facilities, especially our 300-mm wafer fab, is critically important to the success of our company. As our more advanced manufacturing facilities contain our leading-edge manufacturing capacity, any problem in those facilities may limit our ability to manufacture advanced semiconductor products. Some of the process technologies that we use in these facilities arise from our joint development agreements with IBM and other third parties, and any problems with implementing those agreements could have a material and adverse effect on our company. We typically ramp up production at our more advanced manufacturing facilities with a very narrow customer and product base initially. While we believe that this narrow customer base facilitates ramping up production more quickly than we otherwise might be able to do, we also are exposed to a greater risk of customer concentration at those facilities as a result. Any problems that arise with these customer relationships or orders (or lack of demand for the ultimate end-products in which the semiconductors we produce at these facilities are used) can be expected to have a significant negative impact on the utilization of these facilities, which could have a material and adverse effect on our company.
We depend on our strategic business alliances relating to our fabs. Termination or modification of these alliances could seriously harm our company.
     We currently have two strategic business alliances relating to the operation of Fab 5 and Fab 6. Our equity-method joint venture company, SMP, which owns and operates Fab 5, is a joint venture with LSI Technology Singapore Pte. Ltd., or LSI Singapore (formerly Agere Systems Singapore Pte Ltd, or Agere Systems Singapore), a subsidiary of Agere Systems Inc. In April 2007, Agere Systems Inc. merged with LSI Logic Corporation which resulted in Agere Systems Inc. becoming LSI Logic Corporation’s wholly-owned subsidiary. In connection with the merger, LSI Logic Corporation changed its name to LSI Corporation and Agere Systems Inc.’s wholly-owned subsidiary, Agere Systems Singapore, changed its name to LSI Technology Singapore Pte. Ltd.
     Our subsidiary, Chartered Silicon Partners Pte Ltd, or CSP, which owns and operates Fab 6, is a joint venture with Avago Technologies General IP (Singapore) Pte. Ltd., or Avago, EDB Investments Pte Ltd, or EDB Investments, and Singapex Investments Pte Ltd, or Singapex, an indirect wholly-owned subsidiary of Temasek Holdings (Private) Limited, or Temasek.
     Our alliances with these companies and their predecessors gave us access to select leading-edge process technologies and moderated our development costs and capital expenditures in the initial years in Fab 5 and Fab 6. We believe that our alliances with these companies provide us with access to business on an ongoing basis. The termination of either of these alliances or any modification of either alliance which adversely affects our rights under the alliance could seriously harm our company. For example, Avago’s shares in CSP were previously owned by Agilent Technologies Europe B.V. and the original process technologies needed by CSP were contributed by Agilent Technologies, Inc. and our company. Agilent Technologies, Inc. subsequently ceased development for certain technology nodes and therefore CSP has had to rely on the process technologies contributed by our company.
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
     A number of semiconductor manufacturers, including our primary competitors, have announced plans to increase their manufacturing capacity. As a result, we expect that there will be a significant increase in worldwide semiconductor capacity over the next few years. If growth in demand for this capacity fails to match the growth in supply, or occurs more slowly than anticipated, there may be more intense competition and pressure on the pricing of our products and services. Our competitors may undertake aggressive pricing strategies that may put downward pressure on our ASPs or cause us to lose customers. Any significant increase in competition may erode our profit margin and weaken our earnings.
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
We may not be successful in our acquisitions of companies and may face difficulties in integrating our acquisitions, which could adversely affect our business, operating results and financial condition.
     We may explore strategic acquisitions that build upon or expand our manufacturing facilities and capabilities and increase our ability to fully address the needs of our customers. For example, in February 2008, we entered into an agreement with Hitachi, Ltd and Hitachi Asia, Ltd to purchase 100 percent of the shares in Hitachi Semiconductor Singapore Pte Ltd, or HNS, which owns and operates an eight-inch wafer fabrication facility located in Singapore. The closing of this acquisition is subject to certain customary closing conditions and is scheduled to occur at the end of first quarter of 2008. After closing of the transaction, we will need to integrate the HNS facility which is located in a different location and has different operating configurations with the rest of our fabrication facilities. No assurance can be given that the acquisition of HNS and the integration of the facility into our company’s existing operations or future acquisitions will be successful and will not materially adversely affect our business, operating results or financial condition. Failure to manage growth effectively or to integrate acquisitions could adversely affect our operating results and financial condition.
Our operating results fluctuate from quarter to quarter, which makes it difficult to predict our future performance.
     Our revenue, expenses and operating results have varied significantly in the past and may fluctuate significantly from quarter to quarter in the future due to a number of factors, many of which are outside our control. These factors include, among others:
•	the cyclical nature of both the semiconductor industry and the markets served by our customers;

•	pricing pressure from competitors in the foundry industry;

•	changes in the economic conditions of geographical regions where our customers and their markets are located;

•	shifts by IDMs between internal and outsourced production;

•	changes in demand for products that incorporate semiconductors that we produce;

•	inventory and supply chain management of our customers;

•	the loss of a key customer or the postponement or reduction of an order from a key customer or the failure of a key customer to pay accounts receivable in a timely manner;

•	the rescheduling or cancellation of large orders;

•	the rescheduling or cancellation of planned capital expenditures;

•	our inability to qualify new processes or customer products in a timely manner;

•	the return of wafers due to quality or reliability issues;

•	malfunction of our wafer production equipment;

•	unforeseen delays or interruptions in our plans for expansion of our existing fabrication facilities;

•	the timing and volume of orders relative to our available production capacity;

•	our ability to obtain raw materials and equipment on a timely and cost effective basis;

•	environmental events or industrial accidents such as fires or explosions;

•	our susceptibility to intellectual property rights disputes;

•	our ability to continue with existing, and to enter into new, technology and supply alliances on mutually beneficial terms;

•	actual capital expenditures differing from planned capital expenditures;

•	currency and interest rate fluctuations that may not be adequately hedged; and

•	technological changes.
     Due to the factors noted above and other risks discussed in this section, many of which are beyond our control, you should not rely on quarter to quarter comparisons to predict our future performance. Unfavorable changes in any of the above factors may seriously harm our company. In addition, it is possible that in some future periods our operating results may be below the expectations of public market analysts and investors. In this event, the price of our securities may underperform comparable securities or fall.
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
     We base our tax positions upon the anticipated results from tax authority examinations. Our estimate of the potential outcome for any uncertain tax issues is judgmental. There can be no assurance that the outcome from examinations will not have an adverse effect on our operating results and financial condition.
We may experience difficulty in obtaining insurance coverage without incurring increased costs.
     While we have been able to obtain adequate insurance coverage in the past and while we did not experience any significant increase in premium rates of insurance coverage for 2007, we cannot assure you that we will continue to be able to do so in the future at similar or reasonable premium rates. For example, following the terrorists attacks, the premiums we paid for the renewal of our insurance coverage commencing from January 2002 were 2.2 times more than the premiums we paid for such coverage for the previous year. In the event that we fail to secure adequate coverage in the future at similar or reasonable premium rates, we could be seriously harmed by the occurrence of a loss that is not insured.
Risks Related to Manufacturing
We may experience difficulty in achieving acceptable device yields, product performance and product delivery times as a result of manufacturing problems.
     The process technology for the manufacture of semiconductor wafers is highly complex, requires advanced and costly equipment and is continuously being modified in an effort to improve device yields and product performance. Microscopic impurities such as dust and other contaminants, difficulties in the production process, disruptions in the supply of utilities or defects in the key materials and tools used to manufacture wafers can cause a percentage of the wafers to be rejected or individual semiconductors on specific wafers to be non-functional, which in each case would negatively affect our device yields. We have, from time to time, experienced production difficulties that have caused delivery delays, lower than expected device yields and the replacement of certain vendors of manufacturing equipment used in our production processes. We may also experience difficulty achieving acceptable device yields, product performance and product delivery times in the future as a result of manufacturing problems, especially in our more advanced manufacturing facilities. We may encounter problems in our manufacturing facilities as a result of, among other things, production failures, capacity constraints, construction delays, increasing production at new facilities, upgrading or expanding existing facilities or changing our process technologies, human errors, equipment malfunction or process contamination, which could seriously harm our company.
We depend on our vendors of raw materials, supplies and equipment and do not generally have long-term supply contracts with them.
     We depend on our vendors of raw materials and supplies. To maintain competitive manufacturing operations, we must obtain from our vendors, in a timely manner, sufficient quantities of quality raw materials and supplies at acceptable prices. We obtain most of our raw materials and supplies, including critical raw materials such as raw semiconductor wafers, from a limited number of vendors. Some of these raw materials and supplies are available from a limited number of vendors in limited quantities and their procurement may require a long lead time. We purchase most of our key raw materials and supplies on a purchase order basis. We generally do not have long-term contracts with our vendors. As a result, from time to time due to capacity constraints, vendors have extended lead times or limited the supply of required raw materials and supplies to us. Consequently, from time to time, and particularly during periods of sudden increase in demand, we have experienced and may experience difficulty in obtaining quantities of raw materials that we need on a timely basis. Further, where we only have one qualified supplier for certain raw materials and supplies and a need subsequently arises to look to other alternative suppliers, we would have to qualify these alternative suppliers, and such qualification could lead to delays in production and seriously harm our company.
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

     We also depend on a limited number of original equipment manufacturers and vendors that make and sell the complex equipment and equipment spare parts that we use in our manufacturing processes. In periods of high market demand, the lead times from order to delivery and complete qualification of some of this equipment could be as long as 15 months, or even longer. In addition, in the event of a shortage of supply of equipment spare parts, we would need to qualify alternative sources and/or equipment spare parts. Any delay in the delivery or increase in the cost or availability of this equipment or equipment spare parts could seriously harm our company. Further, the long lead time reduces our flexibility in responding to changing market conditions. Please see “Item 4. Information on Our Company — B. Business Overview — Equipment and Materials” for additional information regarding our relationships with our suppliers of materials and equipment.
We depend on assembly and test subcontractors for our semiconductor assembly and testing requirements.
     Semiconductor assembly and test operations are an integral part of the semiconductor manufacturing process, and involve specialized equipment and technology. If our customers require products to be assembled and/or tested, we will need to depend on assembly and test subcontractors to provide us with the assembly, test and wafer bumping services as we do not have such in-house assembly and test capabilities and facilities. Wafer bumping is an advanced packaging technique where “bumps” made of solder are formed on the wafers before they are diced into individual chips. We currently subcontract a significant number of orders for assembly, testing and wafer bumping services to a limited group of assembly and test subcontractors. The assembly and test subcontractors that we use may, from time to time, experience tester capacity constraints and production interruptions and any prolonged interruption in their operations could seriously harm our company.
As we migrate to more advanced technologies which may require access to advanced packaging and wafer bumping services, we may experience difficulties in securing such access in a timely manner due to the limited number of vendors providing such services.
     As our company migrates to more advanced technologies and devices that require very high pin counts (or number of connections to the printed circuit board), the need for advanced packaging and wafer bumping services may increase. The advanced packaging technology is new. If we are unable to gain access to such advanced packaging and wafer bumping services in a timely manner, or if there is a shortage in the availability of such wafer bumping services, or if there are delays in the qualification of such technology, or if there are disruptions in such services, it would impact our ability to secure business for the more advanced technology nodes and could seriously harm our company.
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

Risks Related to Our Infrastructure
We face risks in expanding, constructing and equipping our fabrication plants.
     Where we expand by constructing new fabrication plants or enhance the existing fabrication plants’ manufacturing capabilities, there could be events that could delay the project or increase the costs of construction and equipping, even if we take the project management and planning steps we believe are necessary to complete the projects on schedule and within budget. Such potential events include:
•	a major design and/or construction change caused by changes to the initial building space utilization plan or equipment layout;

•	technological, capacity and other changes to our expansion plans necessitated by changes in market conditions;

•	shortages and late delivery of building materials and facility equipment;

•	delays in the installation, commissioning and qualification of our facility equipment;

•	a long and intensive wet season that limits construction;

•	a shortage of skilled foreign construction workers or a change in immigration laws preventing such workers from entering Singapore;

•	strikes and labor disputes;

•	on-site construction problems such as industrial accidents, fires and structural collapse;

•	delays in securing the necessary governmental approvals and land lease;

•	delays arising from modifications in capacity expansion plans as a result of uncertainty in economic conditions; and

•	delays arising from shortages and long lead times for delivery of equipment during periods of growth in the industry.
We depend on key personnel and skilled and qualified employees for our business and operations and we may have difficulty attracting and retaining sufficient numbers of skilled employees.
     Our success depends to a significant extent upon the continued service of our key senior executives and our engineering, marketing, customer services, manufacturing, support and other personnel. In addition, in connection with our growth plans, we are likely to need a greater number of experienced engineers and other employees in the future. There is a shortage of such personnel in Singapore and with the construction of new semiconductor and semiconductor related manufacturing facilities, including those of our competitors, in Singapore recently, the competition for attracting and retaining such skilled professionals has become even more intense. Accordingly, we must recruit our personnel internationally which is more expensive than hiring personnel locally, and therefore increases our operating costs. As of December 31, 2007, a majority of our employees were citizens of countries other than Singapore.
     We use various share plans as compensation tools to attract and retain our personnel. If we were to terminate these plans, or were to modify such plans with decreased benefits to employees or were to reduce the share grants made under these plans to avoid or minimize an adverse impact on our financial results, we may become uncompetitive from an employee compensation perspective and may not be able to continue to attract and/or retain required personnel, which could seriously harm our company.
     If we were to lose the services of any of our existing key personnel without adequate replacements, or were unable to continue to attract and retain skilled and experienced personnel for our business and operations, the growth of our company could be adversely affected. For example, although we strive to retain employees that we send on assignments with our technology partners, such as IBM, we cannot assure you that we will be successful in retaining these employees or that if our employees leave, our technology partners would re-train their replacements. If our employees leave, this may limit our ability to benefit from the alliances and could seriously harm our company. We do not carry insurance to protect us against the loss of any of our key personnel.
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
     In addition, many of our loans require that we obtain prior written consent from our lenders prior to incurring additional indebtedness or creating security interests over our assets or making investments. Consequently, although we have been able to obtain such lender consent in the past, we may be limited in our ability to obtain future financing or make new investments. Any inability to obtain such future financing could seriously harm our company.
Risks Related to Investments in a Controlled Corporation
Temasek controls our company and its interests may conflict with the interests of our other shareholders.
     As of December 31, 2007, Temasek through its subsidiary, Singapore Technologies Semiconductors Pte Ltd, or ST Semiconductors, beneficially owned approximately 59.47% of our outstanding ordinary shares. Temasek’s sole shareholder is the Minister for Finance (Incorporated), a body corporate constituted under the Minister for Finance (Incorporation) Act, Chapter 183 of Singapore. Accordingly, Temasek is able to exercise control over many matters requiring approval by our shareholders, including the election of directors and approval of significant corporate transactions.
     We also have contractual and other business relationships with several of Temasek’s affiliates and may engage in material transactions with them from time to time. Although the Audit Committee of our Board of Directors review all material transactions between our company and Temasek and such affiliates, circumstances may arise in which the interests of Temasek and such affiliates could conflict with the interests of our other shareholders. Because Temasek, through its subsidiary, ST Semiconductors, beneficially owns 59.47% of our ordinary shares, it could delay or prevent a change in control of our company, even if a transaction of that nature would be beneficial to our other shareholders.
Risks Related to Investment in a Corporation with International Operations
We operate internationally and the economic, political and social conditions in countries in which our customers and their markets are located may have a negative impact on our revenue.
     A significant portion of our revenue is derived from sales to customers whose semiconductors are used in products that are sold in the U.S., Taiwan, Japan, Europe and other locations in East and Southeast Asia. Our principal vendors are also located in these locations. Our results of operations in the future could be negatively impacted if the economic, political and social environment in any of these locations deteriorates.
     Examples of current or potential economic, political and social conditions in those locations are:
•	subprime mortgage issue;

•	fluctuations in the values of currencies;

•	changes in labor conditions;

•	burdens and costs of compliance with a variety of foreign laws;

•	political and economic instability;

•	increases in duties and taxation;

•	imposition of restrictions on currency conversion or the transfer of funds;

•	limitations on imports or exports;

•	expropriation of private enterprises;

•	reversal of the current policies (including favorable tax and lending policies) encouraging foreign investment or foreign trade by our host countries;

•	longer payment cycles; and

•	greater difficulty in collecting accounts receivable.
Terrorist attacks or a war could adversely affect our business, results of operations and financial condition.
     Terrorist attacks and other acts of violence or war, have the potential to have a direct impact on our customers. To the extent that such attacks affect or involve the U.S. and any other places in which our customers’ markets are located or affect the countries where our operations are located, our business may be significantly impacted.
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
     Our revenue is generally denominated in U.S. dollars and our operating expenses are generally incurred in U.S. dollars and Singapore dollars. Our capital expenditures are generally denominated in U.S. dollars, Japanese Yen, Euros and Singapore dollars. Although we hedge a portion of the resulting net foreign exchange position through the use of forward exchange contracts and the maintenance of foreign currency bank deposits, we are still particularly affected by fluctuations in exchange rates between the U.S. dollar and the above mentioned currencies. Any significant fluctuation in exchange rates may lead to an increase in our costs and capital expenditures, which could adversely affect our competitiveness, operating results and financial position.
We may be a passive foreign investment company.
     Based on our asset composition and operations, we do not believe that we were a passive foreign investment company, or PFIC, under U.S. tax laws during 2007. However, there can be no assurances that we will not be a PFIC in 2008 or in a later year. If the “passive income” earned by us exceeds 75% or more of our “gross income,” we will be a PFIC under the “income test.” In addition, we will be a PFIC if at least 50% of the quarterly average value of our assets is attributable to assets that produce or are held to produce passive income. The determination of the value of our assets will be based in part on the market price of our ordinary shares and ADSs. Because we have historically held, and may continue to hold a substantial amount of passive assets, there is a risk that we may be a PFIC in 2008 or in a later year. Passive income for PFIC purposes includes, among other things, interest, dividends, royalties, rents and annuities. If we were to become a PFIC at any time during a U.S. person’s holding period, such U.S. person holding ordinary shares or ADS would be required, unless a “mark to market” election is made, to pay an interest charge on certain distributions from us or upon a sale or other disposition of ordinary shares or ADSs and face other adverse tax consequences. Please see “Item 10. Additional Information — E. Taxation — U.S. Federal Taxation — PFIC rules.” It is strongly urged that U.S. persons holding ordinary shares or ADSs consult their own tax advisers regarding the application of the PFIC rules.
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
     Our company is incorporated under the laws of the Republic of Singapore. Many of our directors and senior management, and the expert named in this document reside outside the U.S. In addition, virtually all of our assets and the assets of those persons are located outside the U.S. As a result, it may be difficult for investors to effect service of process within the U.S. upon us or any of these persons or to enforce in the U.S. any judgment obtained in the U.S. courts against us or any of these persons, including judgments based upon the civil liability provisions of the U.S. federal securities laws or any state or territory of the U.S.
     Judgments of the U.S. courts based upon the civil liability provisions of the U.S. federal securities laws may not be enforceable in Singapore courts, and there is doubt as to whether Singapore courts will enter judgments in original actions brought in Singapore courts based solely upon the civil liability provisions of the U.S. federal securities laws.
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
     If we or our shareholders sell a large number of our securities in the public market, the trading price of such securities could decrease dramatically. Any perception that these sales could occur could also result in a dramatic decline in the trading price of our securities. These sales also might make it more difficult for us to sell securities in the future at a time and at a price that we deem appropriate. All of our outstanding shares are freely tradable in Singapore and in the U.S. (in the form of ADSs), except that the shares owned by our affiliates, including ST Semiconductors, may be sold in the U.S. only if they are registered or if they qualify for an exemption from registration, including under Rule 144 under the Securities Act of 1933, or the Securities Act.
The market prices of our securities fluctuate widely and may be more volatile as the Singapore securities market is relatively smaller than the U.S. markets.
     The financial markets in the U.S., Singapore and other countries have experienced significant price and volume fluctuations, and market prices of technology companies have been and continue to be extremely volatile. The market prices of our securities have fluctuated widely and may continue to do so. In the last five years, the trading prices of our ADS quoted on Nasdaq has ranged from a high of $11.81 per ADS to a low of $3.48 per ADS. Volatility in the prices of our securities may be caused by factors outside of our control and may be unrelated or disproportionate to our operating results. In the past, following periods of volatility in the market price of a public company’s securities, securities class action litigation has often been instituted against that company. Such litigation could result in substantial costs and a diversion of our management’s attention and resources.
     Furthermore, the Singapore Exchange Securities Trading Limited, or Singapore Exchange, is relatively smaller and more volatile than stock exchanges in the U.S. and certain European countries. The relatively small market capitalization of, and trading volume on, the Main Board of the Singapore Exchange may cause the market price of securities of listed companies, including our securities, to fluctuate in both the domestic and the international markets.
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
FORWARD-LOOKING STATEMENTS
     This document contains forward-looking statements, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Examples of these forward-looking statements include, without limitation, statements relating to:
•	our business strategy;

•	our outlook for 2008;

•	our capacity utilization rate, production capacity and production capacity mix;

•	our acquisition of HNS and the proposed funding for the transaction;

•	our plans to expand our production capacity for 90nm and smaller process geometry technologies to meet the anticipated needs of our customers;

•	our 2008 planned capital expenditures, research and development expenditures, depreciation and amortization and wafer capacity; and

•	our sources of liquidity, cash flow, funding needs and financings.
     These forward-looking statements reflect our current views with respect to future events and financial performance, and are subject to certain risks and uncertainties which could cause actual results to differ materially from historical results or those anticipated. Among the factors that could cause actual results to differ materially are:
•	changes in the demands from our major customers, excess inventory, life cycle, market outlook and trends or specific products;

•	manufacturing capacity constraints;

•	changes to the schedule for the closing of our acquisition of HNS;

•	proposed funding and liquidity position of our company in relation to our acquisition of HNS;

•	successful integration of HNS facility operations into our operations;

•	competition from other foundries;

•	unforeseen delays, interruptions, performance level and technology mix in our fabrication facilities;

•	our progress on leading-edge products;

•	changes in capacity plans, changes in allocation and process technology mix, and the unavailability of materials, equipment, manpower and expertise;

•	access to or delays in technological advances or our development of process technologies;

•	the successful implementation of our technology and supply alliances (including our joint development agreements with IBM, Infineon, Samsung, Freescale, Toshiba and STMicroelectronics);

•	the growth rate of fabless companies, the outsourcing strategy of IDMs and our expectation that IDMs will utilize foundry capacity more extensively;

•	demand and supply outlook in the semiconductor market and the economic conditions in the United States as well as globally;

•	the availability of financings and the terms thereof; and

•	terrorist attacks, acts of war, or the possibility of an outbreak of Bird Flu or any other infectious disease in Singapore, as well as other parts of the world.
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
     Chartered’s full legal name is Chartered Semiconductor Manufacturing Ltd. Chartered is a limited liability company incorporated under the laws of the Republic of Singapore on November 16, 1987. Our principal executive and registered offices are located at 60 Woodlands Industrial Park D, Street 2, Singapore 738406. Our telephone number is +65-6362-2838. Information pertaining to our company and our SEC filings are available on our website, www.charteredsemi.com. However, information contained in our website does not constitute a part of this document.
     Our agent in the U.S. for the purpose of our securities filings is our subsidiary, Chartered Semiconductor Manufacturing Incorporated, 880N. McCarthy Blvd, Suite 100, Milpitas, California 95035, telephone +1-408-941-1100.
     In 1997, Chartered acquired equity interests in CSP and in SMP. For more information on this, please refer to “— B. Business Overview — Strategic Business and Technology Alliances.”
     We have a 51% equity interest in our subsidiary, CSP, a Singapore company incorporated in 1997. For information on our other subsidiaries, please see “— C. Organizational Structure.”
     In February 2008, we entered into an agreement with Hitachi, Ltd and Hitachi Asia, Ltd to purchase 100 percent of the shares in HNS, which owns and operates an eight-inch wafer fabrication facility located in Singapore. The total cash consideration for the acquisition is S$331 million (approximately $233 million) which is subject to working capital adjustment. This additional facility will augment the capacity of four eight-inch fabs our company currently operates and is located on a 90,000 square-meter campus with building space of 28,000 square meters, including approximately 12,000 square meters of clean-room space. This fabrication facility is currently capable of producing approximately 24,000 eight-inch wafers per month at the 0.15 micron, or um, to 0.25um technology nodes. This transaction also includes a manufacturing agreement with Renesas Technology Corp, an existing customer of HNS, to provide future wafer fabrication services. This transaction is scheduled to be completed at the end of first quarter of 2008 and is subject to certain customary closing conditions. We expect to fund the acquisition through a combination of existing cash balance, cash flow from operations and credit facilities.
      Our principal capital expenditures for the fiscal years 2005, 2006 and 2007 were comprised mainly of the purchase of semiconductor equipment for the equipping of our fabs. Our capital expenditures amounted to $630.2 million in 2005, $554.8 million in 2006 and $758.4 million in 2007. We expect our total cash outflow for capital expenditures in 2008 to be approximately $590 million. This estimate does not take into consideration additional capital expenditures which we may incur in connection with the acquisition of HNS. Capital expenditures planned for 2008 are primarily for increasing 65nm and below capacity, and to a lesser extent, for increasing eight-inch capacity. For more details on our capital expenditures planned for 2008, see “Item 5. Operating and Financial Review and Prospects — Liquidity and Capital Resources.”
     For the year 2007, our capital expenditures were financed mainly from borrowings under our credit facilities and cash balances. A more detailed discussion of credit facilities can be found under “Item 5. Operating and Financial Review and Prospects — Liquidity and Capital Resources.”

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
     In February 2008, we entered into an agreement with Hitachi, Ltd and Hitachi Asia, Ltd to purchase 100 percent of the shares in HNS, which owns and operates an eight-inch wafer fabrication facility located in Singapore. This transaction is scheduled to be completed at the end of first quarter of 2008 and is subject to certain customary closing conditions.

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
     The semiconductor industry was historically comprised primarily of companies which designed and manufactured semiconductors in their own fabrication facilities. These companies are known as IDMs. In the mid-1980s, fabless semiconductor companies, which focus on design and marketing and utilize external manufacturing capacity, began to emerge. Fabless companies initially relied on the excess capacity provided by IDMs. As the semiconductor industry continued to grow, fabless companies and IDMs began to seek more reliable and dedicated sources of wafer fabrication services. This need is being met by the development of independent companies, known as foundries, that focus primarily on providing wafer fabrication services to semiconductor suppliers and systems companies.
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
     Systems Integration Expertise. Business and consumer demand for convergent solutions that perform multiple functions that classically were done by different individual devices has increased dramatically. Fueling this demand has been growth in the merging of data communications, telecommunications, wireless and consumer markets. This growth has in turn resulted in greater demand for faster, more power efficient and denser semiconductors providing solutions for systems totally on a single die called a system on chip, or SOC, which is more cost effective than producing multiple devices. In addition, this system level integration requires semiconductor foundries to offer processes that will easily integrate logic (processes data), memory (stores data) and analog mixed signal (translates data and provides interface outside the system). To attract customers, semiconductor foundries are increasingly offering access to third party intellectual property and design solutions to aid customers, who have increasingly focused on system level expertise, in the design of, and time to market for, SOC solutions.
     Leading-Edge Process Technologies and Mature Technologies. In order to provide their customers with total systems solutions, semiconductor foundries are expected to provide a full range of semiconductor process technologies. Mature technology offerings provided by semiconductor foundries must include add on modules, such as High Voltage, or HV, electrically erasable programmable read-only memory, or EEPROM, Radio Frequency, or RF, and special mixed-signal processes.
     A semiconductor foundry will not be competitive if it relies solely on mature technologies and must also be capable of driving the implementation of reduced geometries which are required for a continuing market convergence as computer, communications and consumer functions morph onto a single SOC. These advanced technologies require significant innovation in material sciences in order to meet the increasing manufacturing requirements of customers for cost efficient SOCs for their customers.
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
     Our approach allows us to work with customers early on in the product definition stage, often sharing resources, knowledge and even physical assets to jointly develop solutions, thus giving our customers the flexibility to adapt quickly to new market opportunities.
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
     In order to augment our internal development efforts, we have entered into strategic business alliances and technology alliances with leading semiconductor companies such as our technology alliances with IBM, Infineon, Samsung, Freescale, Toshiba and STMicroelectronics and our strategic business alliance with LSI Singapore in SMP. For more details on these strategic business alliances and technology alliances, see “— Strategic Business and Technology Alliances — Silicon Manufacturing Partners” and “— Research and Development.”
     We have relationships with leading EDA, intellectual property and design services providers. Through these relations, our customers are enabled with comprehensive design methodologies coupled with design intellectual property blocks which have been tested and manufactured on silicon, allowing a faster time to market. We offer design solutions for a variety of applications and process nodes, giving customers valuable freedom of choice when it comes to EDA and intellectual property selection. Customers get early access to design rules and other important process and manufacturing specifications so that they can be incorporated into designs early. We are also involved in the Chartered-IBM Cross-Foundry Design Enablement Program, or Design Enablement Program, which was launched in March 2004 for 90nm bulk CMOS process. The activities under the Design Enablement Program have since been extended to include 65nm, 45nm and 32nm bulk CMOS processes. The technology partners under the Design Enablement Program for 65nm bulk CMOS process are Chartered, IBM and Samsung and the technology partners under the Design Enablement Program for 45nm bulk CMOS process are Chartered, IBM, Samsung, Infineon and Freescale and the technology partners under the Design Enablement Program for 32nm bulk CMOS process are Chartered, IBM, Samsung, Infineon, Freescale and STMicroelectronics.

In September 2007, we extended our technology development activities with IBM and Samsung to include the development of a common design platform for manufacturability, or DFM. Many EDA and intellectual property companies have supported and developed solutions on Chartered’s processes. Chartered will continue to expand our design service network to improve our customers’ access to more expertise allowing broader choices and more flexibility for their chip development.
     In October 2006, we announced our strategic investment in Gateway Silicon Inc, or GSI, a Taiwan-based company specializing in application specific integrated circuit and SOC design services and intellectual property development and integration. We have collaborated with GSI in developing and optimizing design services while leveraging GSI’s expertise to enhance our portfolio of value-added solutions, or VAS, and are planning to continue such collaboration activities for our advanced technology nodes. The VAS offering is based on our proven CMOS process technologies supported with cost-effective wafer fab production capacity. It provides our customers with competitive solutions to develop their products timely in markets such as wireless, consumer, Radio Frequency Identification, or RFID, security and industrial control systems.
     In 2007, we continued to enhance our e-Business initiatives which started in April 2004 to increase the ability and ease with which our customers may transact business online with us. Concurrently, we have also implemented and will continue to enhance our internal and external business processes to improve productivity and process efficiencies throughout the business value chain, including the processes with our business partners, subcontractors and suppliers, with the goal of providing increased seamless connectivity across the entire supply chain.
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
Align manufacturing capacity with technology position, optimize capacity utilization and improve cost structure
     We aim to optimize our capacity primarily by expanding capability for leading-edge technologies to align with our technology position and maximize capacity utilization at mature technology nodes. To maximize productivity and resource utilization across fabs and increase flexibility in manufacturing, we adopt a “borderless fab” approach within our campus. This refers to the operation of our fabs in a manner where wafers may be moved from one fab to another according to available manufacturing capacity and manufacturing process technologies of our various fabs to meet production requirements.
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
     Leading-edge Technologies. As part of our plan to expand our capability for leading-edge technologies, we intend to expand our production capacity for 90nm and smaller process geometry technologies to meet the anticipated needs of our customers. We expect our leading-edge technology capacity in 2008 to increase by over 30% compared to 2007 and to represent approximately 23% of our total expected capacity in December 2008. We believe that increasing our foundry capacity in 90nm and smaller process geometry technologies will allow us to take advantage of the market opportunities opening up to Chartered as a result of the technological progress we have made in recent years.

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
Offer leading process technology
     We intend to continually expand our portfolio of process technologies in line with our customers’ requirements for timing and performance for use with their products. The schedule and initial process specifications of the new process technologies being developed, and to be developed, are provided by our technology roadmaps. The current roadmaps cover 2007 to 2010 and 65nm, 45nm and 32nm logic processes, including their generic, low power and high speed variants. The roadmaps also cover 90nm and 65nm mixed signal and RF modules, and 0.22um, 0.18um and 0.13um high voltage and eFLASH (embedded FLASH memory, a memory based on an erasable and programmable memory technology) processes.
     The current development programs for logic processes are directed to the 45nm and 32nm technology nodes. Under our March 2004 joint development agreement with IBM, Infineon and Samsung, we, together with our technology partners, have developed a common advanced foundry manufacturing process technology at 65nm, as well as variants of that process modified for high performance and low power products. Please see “— Research and Development” for more details on this joint development agreement.
     In December 2004, we expanded our joint development efforts with IBM under our joint development agreement entered into with IBM in November 2002 to include 45nm bulk CMOS process technology and in December 2006, we expanded our joint development efforts with IBM to include 32nm bulk CMOS process technology and to further define the terms of our joint development activities for 45nm bulk CMOS logic process. We expect our reciprocal manufacturing arrangement with IBM to enable us to achieve scale, cycle time and cost efficiencies in 300-mm manufacturing, while also providing customers with multiple sources of supply. The strengthening of our technology roadmap resulting from our joint development agreements with IBM and other technology partners provides us with faster access to leading-edge technology. This faster technological development allows us to target substantially more “first source” business.
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
     The availability of logic, mixed-signal RF CMOS, bipolar complementary metal oxide silicon, or BiCMOS, silicon germanium, or SiGe, and embedded memories technologies enables us to provide process solutions essential to the convergence of communication, computer and consumer applications.
Enhance and expand alliances
     We intend to leverage and expand our existing alliances and to establish new alliances with leading companies that offer complementary technologies, products and services. We believe that our alliances with semiconductor technology leaders and providers of design tools, intellectual property, design services and assembly and test services have given us access to select leading-edge system technologies. These alliances have also enhanced our development efforts and have the potential to increase our fab utilization rates. We also believe that by establishing these alliances and working closely with leading companies who are also existing or future customers, such as IBM, Infineon and LSI Corporation, we are better positioned to secure future business with them.
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
Manufacturing Facilities
     As of December 31, 2007, we owned or had an interest in five fabs, all of which are located in Singapore. Fabs 2, 3 and 7 are wholly-owned and operated by our company. Fab 5 is owned and operated by SMP, our joint venture company with LSI Singapore , a subsidiary of LSI Corporation. Fab 6 is owned and operated by CSP, our joint venture company with Avago, EDB Investments and Singapex. Fab 1, which was wholly-owned by our company, ceased operations at the end of March 2004 and some of its operations were moved to Fab 2. We do not have a Fab 4.
Production Capacity and Utilization
     The following table reflects our capacity utilization in our fabs, including our share of SMP, for the periods indicated.
Quarterly Shipments and Capacity

	1Q	2Q	3Q	4Q	1Q	2Q	3Q	4Q
Data Including Chartered’s Share of SMP	2006	2006	2006	2006	2007	2007	2007	2007
Thousand eight-inch equivalent wafers:
Total wafers shipped	349.4	355.7	337.0	322.9	325.6	381.6	426.1	415.5
Total capacity	427.5	436.4	458.2	461.7	462.4	483.0	502.2	512.4
Utilization	82%	82%	74%	70%	70%	79%	85%	81%

	1Q	2Q	3Q	4Q	1Q	2Q	3Q	4Q
Capacity by Fab	2006	2006	2006	2006	2007	2007	2007	2007
Thousand eight-inch equivalent wafers:
Fab 2	142.6	144.1	145.7	145.7	142.6	153.8	155.5	155.5
Fab 3	69.5	70.3	71.0	71.0	69.5	70.3	70.4	70.4
Fab 5(1)	34.3	34.6	35.0	35.0	34.6	34.9	35.3	35.3
Fab 6	114.5	115.8	117.0	117.0	114.5	115.8	117.0	120.0
Fab 7	66.6	71.6	89.5	93.0	101.2	108.2	124.0	131.2

Total	427.5	436.4	458.2	461.7	462.4	483.0	502.2	512.4

Notes:

(1)	49% of total capacity, based on Chartered’s equity ownership.
Wafer Capacity
     Our fab capacity plans have been updated consistent with our company’s efforts to better align manufacturing capability with our growing market opportunities in leading-edge technologies. We expect to achieve total wafer capacity of approximately 2,300,000 wafers (eight-inch equivalent) for the full year 2008, compared to approximately 2,000,000 wafers (eight-inch equivalent) for the full year 2007. We plan to increase our leading-edge capacity (90nm and smaller process geometry technologies) in 2008 by over 30% as compared to 2007 and to represent approximately 23% of our total expected wafer capacity in December 2008.
     The following table reflects our estimated full wafer capacity for each of our fabs and the fab of our equity-method joint venture company, SMP (Fab 5).

	Fab 2	Fab 3	Fab 5 (SMP)(1)	Fab 6 (CSP)(1)	Fab 7
Production commenced	1995	1997	1999	2000	2005

Estimated full capacity(2)	50,000 wafers per month	28,000 wafers per month	26,000 wafers per month	45,000 wafers per month	45,000 wafers per month(3)

Wafer size	Eight-inch (200-mm)	Eight-inch (200-mm)	Eight-inch (200-mm)	Eight-inch (200-mm)	Twelve-inch (300-mm)

Process technologies	0.6 to 0.3um(4)	0.35 to 0.18um(4)	0.25 to 0.13um(4)	0.25 to 0.11um(4)	0.13um and smaller process geometry technologies including 90nm, 65nm and 45nm

Manufacturing technologies(5)	Digital; Mixed Signal; RF CMOS; SRAM; Flash Memory; HVCMOS; EEPROM; DMOS; BiCMOS, BiPolar; OTP; PowerMos	Digital; Mixed Signal; RF CMOS; SRAM	Digital; RF CMOS; BiCMOS; Mixed Signal; eSRAM	High performance, high-density CMOS; high density SRAM Mixed Signal; RF CMOS	High performance, high-density CMOS; Mixed Signal; SOI

Clean room	111,700 sq. ft. Class-1 SMIF(6)	82,300 sq. ft. Class-1 SMIF(6)	97,800 sq. ft. Class-1 SMIF(6)	139,800 sq. ft. Class-1 SMIF(6)	238,200 sq. ft. Class-1 SMIF(6)

Notes:

(1)	With respect to Fab 5 and Fab 6, the information includes capacity of our strategic partners.

(2)	Estimated full capacity is the production output capability based on our current and anticipated process technology mix, which may vary. Our projections of estimated full capacity have varied from previous projections in terms of number of wafers because of revisions to our earlier plans, including changes to our capacity expansion plans and capacity allocation in process technology mix. Such changes reflect developments in market conditions and demand.

(3)	Equivalent to 101,250 eight-inch wafers per month. A conversion rate of 2.25 is utilized in determining the number of eight-inch wafer equivalent to that of twelve-inch wafers. We are taking a phased approach to the full equipping of Fab 7 to 45,000 300-mm wafers per month, and this is expected to take a number of years and will be paced by customer demand and industry conditions.

(4)	Some of these manufacturing processes are preliminary and their successful implementation depends on various factors, including our ability to achieve advances in process technology or to obtain access to advanced process technology developed by others, or in the case of our 0.18um capability in Fab 3, our ability to leverage on certain tool capacities in SMP. These fabs can be retrofitted to achieve smaller process geometry technologies than those shown above.

(5)	Some of these manufacturing technologies are preliminary and their successful implementation depends on various factors, including our ability to achieve advances in manufacturing technology or to obtain access to advanced manufacturing technology developed by others. EEPROMs are electrically erasable programmable read-only memory devices. SRAMs are static random access memory devices. eSRAMs are embedded static random access memory devices. CMOS means complementary metal oxide silicon. RFCMOS means radio frequency complementary metal oxide silicon. BiCMOS means bipolar complementary metal oxide silicon. HVCMOS refers to high voltage complementary metal oxide silicon. DMOS refers to double diffused vertical

MOSFET (metal oxide semiconductor field effect transistor). OTP refers to one time programmable memory. SOI refers to Silicon-On-Insulator. PowerMos refers to discrete metal oxide silicon transistor to control high power.

(6)	Class 1 is a measurement of air cleanliness in which the amount of particles is controlled to no more that one particle at 0.5um per cubic foot of air. SMIF means standard mechanical interface.
     All our production fabs generally operate 24 hours per day, seven days per week. The only exceptions are when scheduled maintenance requires a facility shut-down, or in periods of weak demand where we idle fabs that are not required to meet manufacturing schedules to reduce certain operating costs. Regular maintenance is otherwise performed concurrently with production. Whether we choose to carry out scheduled maintenance requiring a facility shut-down or regular maintenance performed concurrently with production depends on which is more appropriate at any given time, having regard to minimizing disruption to our production schedule.
     The following table sets forth information regarding the total output of eight-inch equivalent wafers of our fabs, including our share of SMP:

	Year Ended December 31,
	2003	2004	2005	2006	2007
		(in thousands)
Total Output	722	1,035	1,052	1,365	1,549
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
Strategic Business and Technology Alliances
IBM, Infineon, Samsung, Freescale, Toshiba and STMicroelectronics
     In November 2002, we entered into a multi-year joint development agreement with IBM designed to provide customers with greater access to leading-edge semiconductor technologies and sourcing flexibility. Under the agreement, we agreed with IBM to jointly develop and standardize our 90nm and 65nm bulk CMOS processes for foundry chip production on 300-mm silicon wafers. Together, we are providing a common 90nm and 65nm design manual and guidelines for the jointly developed process platform. To assist foundry customers in designing with these technologies, we and IBM have agreed to work together with third party providers of design enablement and open-standard formats to help customers move their products more easily between us and IBM for production.
     In June 2003, we extended the IBM joint development agreement to include Infineon and in March 2004, the agreement was further extended to include Samsung for the joint development of a common advanced foundry manufacturing bulk CMOS process technology at 65nm, as well as variants of that process modified for high performance and low power products. In December 2004, we expanded our joint development efforts with IBM to include 45nm bulk CMOS process technology and in December 2006, we further extended our cooperation with IBM with a new agreement for the joint development of 32nm bulk CMOS process as well as for the expansion of our 45nm bulk CMOS process joint development activities. Our joint development with IBM and our other technology partners now spans four separate generations of technologies from 90nm, 65nm, 45nm, to 32nm. With IBM, we have jointly completed the development of 90nm and 65nm bulk CMOS process. The development of 45nm bulk CMOS process and 32nm bulk CMOS process is currently being carried out at IBM’s facilities at East Fishkill, New York. Each participating company to a particular joint development activity with IBM will have the ability to implement the jointly developed processes in its manufacturing facilities. Accordingly, Chartered has the ability to implement the jointly developed 90nm and 65nm bulk CMOS process as well as the 45nm and 32nm bulk CMOS process, when developed, in our manufacturing facility, Fab 7.
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
     We are also involved in the Design Enablement Program together with IBM and Samsung for the development activities at 65nm and with IBM, Samsung, Infineon and Freescale for the development activities at 45nm and with IBM, Samsung, Infineon, Freescale and STMicroelectronics for the development activities at 32nm. Many of the leading EDA vendors and intellectual property companies have developed platform solutions and we are working with IBM to bring new EDA vendors and intellectual property companies to the program. The Design Enablement Program sets a platform for foundry compatibility, design portability and flexible sourcing between our company and our Design Enablement Program technology partners. The Design Enablement Program facilitates designers in the development of compatible design layout files that can be used interchangeably across manufacturing facilities at our company and our other technology partners. Many EDA and intellectual property companies have supported and developed solutions on Chartered’s processes. Chartered will continue to expand our design service partnership network to improve our customers’ access to more expertise, allowing broader choices and more flexibility for their chip development. Since July 2005, we extended our technology development activities with IBM and Samsung for DFM development and in September 2007, we formalized this relationship in a written agreement.
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
     CSP owns and operates Fab 6. U.S. GAAP generally requires consolidation of all majority owned (greater than 50%) subsidiaries. CSP is a consolidated subsidiary. Due to the cumulative losses of CSP, the obligations of the minority shareholders of CSP were reduced to zero in the first quarter of 2003. Therefore, none of CSP’s losses from that point forward have been allocated to the minority interest in our consolidated statements of operations.
     Certain management and corporate support activities, including accounting, financial, sales and marketing, are shared by Chartered and CSP. Chartered allocates a portion of the shared costs to CSP, which is recorded as a reduction of the related expenses.
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
     Pursuant to our joint venture agreement, the CSP alliance will continue indefinitely as long as there are two or more parties to the alliance. Before any transfer of an interest in CSP can occur, the non-transferring parties may exercise a right of first refusal with respect to the interests proposed to be transferred. Upon a serious, uncured default of the joint-venture agreement, the non-defaulting parties have the right to purchase all of the defaulting party’s interest in CSP for fair value, as defined in the agreement. Upon a change of control of a party, the other parties have the right to purchase, at fair value, all of such party’s interest.
Silicon Manufacturing Partners
     In December 1997, we entered into the SMP strategic business alliance with Lucent Technologies Microelectronics Pte. Ltd., which subsequently changed its name to Agere Systems Singapore, relating to the joint venture ownership of Fab 5. In April 2007, Agere Systems Singapore’s parent company, Agere Systems Inc., completed its merger with LSI Logic Corporation which resulted in Agere Systems Inc. becoming LSI Logic Corporation’s wholly-owned subsidiary. In connection with the merger, LSI Logic Corporation changed its name to LSI Corporation and Agere Systems Inc.’s wholly-owned subsidiary, Agere Systems Singapore, changed its name to LSI Singapore.
     LSI Singapore has a 51% equity interest in SMP and we have a 49% equity interest. SMP’s Board of Directors comprises five directors, three of whom are elected by LSI Singapore and the remaining two are elected by us. We nominate the chairman of the Board of Directors and the general manager, while LSI Singapore names the finance director.
     Pursuant to our agreement, the SMP strategic business alliance continues indefinitely until it is terminated by written notice by either party. Termination of the alliance will take effect two years from the date of any such termination notice. In addition, the parties may only transfer their interests to their respective affiliates. Upon our dissolution, winding up or liquidation, LSI Singapore can purchase all of our interests in SMP for fair value, as defined in the agreement. Upon any serious, uncured breach by us of our agreement, LSI Singapore has the right to sell all of its interest in SMP to us at the higher of fair value or the value of its interest based on SMP’s net book value, as defined in the agreement. Upon LSI Singapore’s dissolution, winding up or liquidation, we have the right to purchase all of its interest in SMP for fair value. Upon any serious, uncured breach by LSI Singapore of our agreement, we have the right to purchase all of its interest in SMP at 90% of fair value.
     We and LSI Singapore contributed the original process technologies needed by SMP. These process technologies are licensed to SMP for its own use and SMP cannot sub-license them to others. The licensed technologies are categorized as restricted and unrestricted technologies. We and LSI Singapore also cross-license the unrestricted technologies to one another. These cross-licenses allow our respective companies and subsidiaries to use certain process technologies and related intellectual property licensed to SMP in our respective manufacturing facilities for our general businesses even if these uses are not related to SMP. We do not cross-license the restricted technologies to one another, which means that only SMP can use such restricted process technologies and intellectual property.
     We and LSI Singapore have an assured supply and demand agreement with SMP. The agreement was intended to ensure that all of the fixed costs of SMP are recovered by allocating all of its wafer capacity to our company and LSI Singapore in accordance with the respective parties’ equity interest in SMP and each party would bear the fixed costs attributable to its allocated capacity. In September 2004, we and LSI Singapore entered into an agreement pursuant to which both parties agreed to annually reimburse any losses suffered by SMP that are attributable to the respective parties. For the year ended December 31, 2007, SMP did not suffer any losses that were attributable to our company and accordingly no reimbursements were payable by our company to SMP. There were also no such reimbursements payable to SMP by our company in 2005 and 2006. To the extent that the number of wafers started for us are less than our allocated capacity in the future, there is no assurance that there will be no reimbursements payable to SMP by our company in respect of unrecovered fixed costs of SMP.

     Certain management and corporate support functions, including accounting, financial, sales and marketing, are shared by Chartered and SMP. Chartered allocates a portion of the shared costs to SMP, which is recorded as a reduction of the related expenses.
     SMP owns and operates Fab 5, which is located on the same premises as the rest of our manufacturing facilities in Singapore. SMP owns the equipment used in Fab 5 and leases the space for Fab 5 from us. With effect from October 2001, LSI Singapore and we agreed to run Fab 5 and Fab 3 as one integrated operation, while retaining the existing ownership and corporate structure of SMP. The fabs shared a single shell but had two separate administrative structures prior to their operational integration. By implementing this change, we and LSI Singapore are able to free up key technical resources and also provide enhanced flexibility and better utilization of the combined equipment base.
     We account for our 49% investment in SMP using the equity method. Under the strategic business alliance agreement, we and LSI Singapore do not share SMP’s net results in the same ratio as our equity holdings. Instead, each party is entitled to the gross profits from sales to the customers that it directs to SMP, after deducting its share of the overhead costs of SMP. Accordingly, we account for our share of SMP’s net results based on the gross sales to the customers that we direct to SMP, after deducting our share of the overhead costs.
     The Supplemental Agreement to the Joint Venture Agreement entered into in September 2004 also provided that SMP could pay dividends out of the profits of the joint venture determined on a year to year basis rather than on a cumulative basis as was the case previously. We received dividends of $29.5 million, $38.2 million and $33.6 million from SMP for the years ended December 31, 2005, December 31, 2006 and December 31, 2007 respectively.
     During 2005, we and LSI Singapore agreed to a reduction in wafer prices for LSI Singapore, related to the wafer capacity allocated to LSI Singapore, to the minimum price allowed under the assured supply and demand agreement. As each shareholder is entitled to the gross profits from sales to the customers that it directs to SMP, the wafer price reduction did not affect the equity in income (loss) of SMP and the share of retained post formation loss that is included in our consolidated statements of operations and consolidated balance sheets.
     In October 2005, SMP reorganized its paid-up share capital and authorized a return of a portion to its shareholders in the form of cash, our entitlement being $20.4 million, in a capital reduction sanctioned by the High Court of Singapore. In 2005, we received $17.3 million arising from the return of capital approved in 2005. In October 2006, the board of directors of SMP agreed to further reduce the issued and paid-up capital of SMP from S$141,515,511 divided into 69,343,426 “A” ordinary shares and 72,172,085 “B” ordinary shares to S$74,159,103 divided into 69,343,426 “A” ordinary shares and 72,172,085 “B” ordinary shares. This second capital reduction for SMP was approved by the High Court of Singapore on November 9, 2006, and made effective pursuant to the lodgment of the Order of Court with the Accounting and Corporate Regulatory Authority of Singapore on November 13, 2006. Our entitlement arising from the second return of capital from SMP was $19.1 million. In 2006, we received $16.9 million arising from both the first and the second returns of capital from SMP. In 2007, we received $7.4 million arising from the second return of capital from SMP.
Customers and Markets
     We manufactured semiconductors for over 150 different active customers in 2007. Our top five customers in 2007 collectively accounted for approximately 61% of our total net revenue in 2007, compared with approximately 60% in the previous year. Broadcom and Advanced Micro Devices, each exceeded 10% of our total net revenue in 2007 compared with 2006 where Broadcom, IBM and Advanced Micro Devices each exceeded 10% of our total net revenue. As the end markets we serve are typically cyclical, our top customer profile may change from period to period depending on the strength of various market segments.
     The following table sets forth our customers who have each exceeded 10% of our total net revenue in 2007 in order of revenue:

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
     We categorize revenue geographically based on the country in which the customer is headquartered. The following table sets forth the geographical distribution of our revenue for the periods indicated:

By Percentage:

	2005	2006	2007
Americas	75%	77%	72%
Europe	9	9	8
Asia-Pacific
— Singapore	1	3	3
— Others	12	9	16
Japan	3	2	1

Total	100%	100%	100%

By $ (in thousands):

	2005	2006	2007
Americas	$774,950	$1,089,068	$972,773
Europe	91,844	129,619	114,178
Asia-Pacific
— Singapore	8,995	37,716	39,434
— Others	123,449	134,261	220,268
Japan	33,496	23,861	8,833

Total	$1,032,734	$1,414,525	$1,355,486

     We expect that the majority of our sales will continue to be made to companies headquartered in the U.S. or to overseas affiliates of U.S. companies. All of our sales are direct sales to our customers with delivery in Singapore. We provide customer support in the U.S. through a wholly-owned subsidiary located in Milpitas, California which has an additional office in Austin, Texas. We also maintain customer support offices in Hsin-Chu, Taiwan; Yokohama, Japan; London, United Kingdom; Munich, Germany; Paris, France; Shanghai, China; and Seoul, Korea.
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
Research and Development
     The semiconductor industry is characterized by rapid and relentless technical advances. We believe effective research and development is essential to our success, as that research and development spawns the leading-edge technologies that are critical to attracting and retaining customers who design highly sophisticated semiconductors. In

2005, 2006 and 2007, our research and development expenses, including our share of expenses related to the IBM joint-development agreement, were $122.1 million, $152.8 million and $159.8 million, respectively. Those expenses represented 11.8%, 10.8% and 11.8% of our net revenue for the respective periods. As of December 31, 2006, we employed 508 professionals in our research and development department, 91 of whom have PhDs. As of December 31, 2007, we employed 501 professionals in our research and development department, 109 of whom have PhDs.
     Our investment in research and development allows us to continue developing new and advanced processes down to the 32nm technology node and beyond. The research and development programs are structured to ensure that our baseline manufacturing processes accommodate new technology modules that are the heart of highly differentiated system-level applications.
     Periodically, we update our technology roadmap based on industry trends, expected customer adoption of the technology and our internal development plans.
     In June 2003, we and IBM extended our joint development agreement to include Infineon and in March 2004, the agreement was extended to include Samsung. The March 2004 agreement replaces and is in substitution of our joint development agreement with IBM and Infineon. Under the March 2004 agreement, IBM, Infineon, Samsung and Chartered jointly developed a common advanced foundry manufacturing bulk CMOS process technology at 65nm, as well as variants of that process modified for high performance and low power products.
     In December 2004, we and IBM expanded our joint development efforts to include 45nm bulk CMOS process technology and in December 2006, we further expanded our joint development efforts with IBM to include 32nm bulk CMOS process technology and to further define the terms of our joint development activities for 45nm bulk CMOS process technology. We believe the joint development efforts with our technology partners enable us to achieve scale, cycle time and cost efficiencies in both leading-edge process technology and 300-mm manufacturing, while also providing customers multiple sources of supply. The strengthening of our technology roadmap resulting from our joint development agreements with IBM and other technology partners provides us with faster access to leading-edge technology. This faster technological development allows us to target substantially more “first source” business.
     We have received grants from various agencies of the Government of Singapore. The amounts under these grants relate to a portion of depreciation expenses arising from our research and development related capital expenditures and certain training and staffing costs associated with some of our process technology development programs and staff training programs. In 2005, 2006 and 2007, $7.5 million, $1.9 million and $8.5 million, respectively, of such grants were disbursed to us. These grants are disbursed in connection with research and development and training carried out in Singapore based on the amount of expenditures incurred and achievement of the conditions attached to the grant. We recognise grants when there is reasonable assurance that the conditions attached to the grants will be complied with and that the grants will be received. The grants are recorded as a reduction of the expenses which they are intended to reimburse. Such grants recorded in 2005 were insignificant while the grants recorded in 2006 and 2007 were $4.6 million and $20.1 million, respectively.
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
     As of December 31, 2007, we have filed an aggregate of 2,433 patent applications worldwide, (1,141 of which had been filed in the U.S.) and held an aggregate of 1,643 issued patents worldwide (843 of which are issued U.S. patents). Of the 1,141 aggregate applications filed in the U.S., 843 had been issued as of December 31, 2007 and 10 have been allowed but not issued. Those 10 allowed patent applications will be issued if and when we pay the applicable issuance fee. (Note: References in this paragraph to aggregate figures include not only the figures for the period itself but figures for previous years as well. Accordingly, if an aggregate of 2,433 patent applications have been filed as of December 31, 2007, these include not only the patent applications filed in the 12 months ended December 31, 2007 but all patent applications previously filed by our company.)
     The number of patents filed by us in 2006 and 2007 were 129 and 149, respectively, and the number of patents issued to us in 2006 and 2007 were 143 (of which 61 were issued U.S. patents) and 139 (of which 39 were issued U.S. patents), respectively.
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
Competition
     The worldwide semiconductor foundry industry is highly competitive. Our principal competitors are TSMC, UMC and SMIC as well as the foundry operation services of some IDMs, such as IBM and Samsung. IDMs principally manufacture and sell their own proprietary semiconductor products, but may offer foundry services. In addition to those well-established companies, there have been a number of new entrants to the semiconductor foundry industry. In particular, foundries in China, Malaysia and Korea are now becoming increasingly significant. Our competitors may have greater access to capital and substantially greater production, research and development, marketing and other resources than we do. As a result, these companies may be able to compete more aggressively over a longer period of time than we can.
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
Environmental Matters and Compliance
     We have implemented an extensive environmental management system. All of our fabrication facilities that we currently own or have an interest in are third party certified through an internationally recognized ISO 14001 certifying body. This system enables our operations to identify applicable environmental regulations and assist in evaluating compliance status. Programs are established at manufacturing locations to ensure that all accidental spills and discharges are properly addressed.
     We are subject to a variety of laws and governmental regulations in Singapore relating to the use, discharge and disposal of toxic or otherwise hazardous materials used in our production process. While we believe that we are currently in compliance in all material respects with these environmental laws and regulations and have management systems in place to continue to be in compliance, if we fail to use, discharge or dispose of hazardous materials appropriately, we could subject our company to substantial liability or could be required to suspend or adversely modify our manufacturing operations. In addition, we could be liable for remedial measures if our properties were found to be contaminated even if we are not responsible for such contamination.
Insurance
     We maintain industrial all-risk insurance for our facilities, equipment and inventories. The insurance for our fabs (including our strategic alliance fabs) and their equipment covers physical damage and business interruption losses arising from fire, natural disasters and certain other risks up to their respective policy limits. We also maintain public liability insurance for claims from third parties for bodily injury and property damage arising out of our business operations. In addition, we also maintain product liability insurance for damages sustained by others for bodily injury or property damage caused by our product(s). Some of our insurance coverage for SMP is under LSI Corporation’s global property insurance policies. The policies above are subject to terms, conditions and exclusions as defined in the respective policies, which are customary in the insurance market.
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
     As of December 31, 2007, Chartered is part of the Temasek group of companies. A description of the Temasek group and Chartered’s position within the group may be found at “Item 7. Major Shareholders and Related Party Transactions — Related Party Transactions — The Temasek Group.”
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
Leases
     All of our fabrication facilities and our corporate offices are located in Singapore. We previously operated Fab 1, which ceased operations at the end of March 2004. We sold and transferred our leasehold interest in respect of Fab 1 and the plant and equipment located in the property to Amkor Technology Pte Ltd for a total consideration of $6.5 million in January 2006.
     Fabs 2 and 3 and our corporate offices are located on land which we lease from Terra Investments Pte. Ltd., or Terra, a wholly owned subsidiary of Temasek, which in turn leases the land from Jurong Town Corporation, or JTC, a statutory board established by the Government of Singapore to develop and manage industrial estates in Singapore. These leases run until 2024 with conditional options to extend the leases for another 30 years. The sub-leases for Fab 2 and Fab 3 require us to make rental payments to Terra at rates equal to the rent paid by Terra to JTC for the subject land through

2024. The sub-leases are registered with the Singapore Land Authority (see “Item 19. Exhibits — Exhibit 4.14 and Exhibit 4.15.2”).
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
     The rent paid by our company for the land on which Fab 2 is located was $1.0 million in 2007 and the rent paid by our company for the land on which Fab 3 and the site slurry treatment plant for Fabs 2 and 3 are located was $0.7 million in 2007. The yearly rental rates for the land on which Fabs 2 and 3 are located are subject to an increase of 9% per annum (compounded annually) while the yearly rental rate for the land on which the site slurry treatment plant is located is based on the prevailing market rent subject to an annual rent not exceeding an increase of 5.5% of the previous year’s rent.
     CSP leases the land on which Fab 6 is located from Terra, which in turn leases it from JTC. The lease runs until 2027 with a conditional option to extend for an additional 30 years. CSP is required to make rental payments to Terra at rates equal to the rent paid by Terra to JTC for the subject land through 2027 (see “Item 19. Exhibits — Exhibit 4.17.2 and Exhibit 4.17.3”). The rent paid by our company for the lease of the land on which Fab 6 is located was $0.5 million in 2007. The yearly rental rate for the land on which Fab 6 is located is based on prevailing market rent subject to an annual rent not exceeding an increase of 7.6% of the previous year’s rent.
     Fab 7 is located on land which we lease from Terra which in turn leases the land from JTC. The lease runs until 2030 with a conditional option to extend for an additional 30 years. Our company is required to make rental payments to Terra at rates equal to the rent paid by Terra to JTC for the subject land through 2030 (see “Item 19. Exhibits — Exhibit 4.18.1 and Exhibit 4.18.3”). In January 2007, we entered into a supplemental agreement with Terra to amend the terms of the rental payments (see “Item 19. Exhibits — Exhibit 4.18.4”). The rent paid by our company for the lease of the land on which Fab 7 is located was $0.5 million in 2007. The yearly rental rate for the land on which Fab 7 is located is based on the prevailing market rent subject to an annual rent not exceeding 5.5% of the previous year’s rent.
     In 2006, we leased an additional plot of land from Terra which in turn leased the land from JTC. The lease runs until 2030. We are using this additional plot of land for ancillary purposes to support our company’s business operations. Our company has paid in full all rental payments due for this lease (see “Item 19. Exhibits — Exhibit 4.19.1, Exhibit 4.19.2 and Exhibit 4.19.3”).
Production Capacity and Utilization
     For information on our production capacity and utilization, including wafer capacity, please see “— B. Business Overview — Manufacturing Facilities.”

ITEM 4A.	UNRESOLVED STAFF COMMENTS
Not applicable.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS
     The following discussion of our financial condition and results of operations should be read in conjunction with the consolidated financial statements and the related notes included elsewhere in this document. The following also includes a discussion of our share of SMP revenue. SMP meets certain “significance” tests pursuant to Rule 3-09 of Regulation S-X. Accordingly, separate financial statements of SMP are required to be filed by us and we intend to file an amendment to this annual report on Form 20-F to include the separate financial statements of SMP as soon as available but not later than June 30, 2008. Further, this discussion contains forward-looking statements that involve risks and uncertainties. Our actual results may differ significantly from those projected in the forward-looking statements. Factors that might cause future results to differ significantly from those projected in the forward-looking statements include, but are not limited to, those discussed below and elsewhere in this document particularly in the cautionary risk factors described in “Item 3. Key Information — D. Risk Factors” above.
EXECUTIVE OVERVIEW
     Chartered is one of the world’s leading dedicated semiconductor foundries. We provide comprehensive wafer fabrication services and technologies to semiconductor suppliers and systems companies and focus on providing foundry services to customers that serve high-growth, technologically advanced applications for the communication, computer and consumer sectors. We currently own, or have an interest in, five fabrication facilities — Fabs 2, 3, 5, 6 and 7, all of which are located in Singapore. We have service operations in ten locations and in nine countries in North America, Europe and Asia. Our principal customers are located in the U.S., Taiwan, Europe and Japan. We derive revenues primarily from fabricating semiconductor wafers and, to a lesser extent, from providing associated subcontracted assembly and test services and pre-fabricating services.
     As a dedicated foundry, our financial performance largely depends on a number of factors including timeliness in introducing technology and manufacturing solutions, ability to enter into arrangements with diverse customers for high volume production, utilization rate of our capacity, and external factors such as pricing and general semiconductor market conditions and industry cycles.
     To enhance our position in technology and manufacturing solutions in the market place, we collaborate with other companies in the industry to develop the required solutions including process and manufacturing technologies, as well as electronic design automation and intellectual property enablement. This collaborative model allows sharing of cost and risks while accelerating our progress. A critical competence required in the foundry business is the ability to manufacture wafers efficiently for a diverse group of customers for a diverse number of products and devices. We strive to achieve this objective in our operations and serve multiple customers in the consumer, computer and communications sectors of the market. However, we do not set limits for our exposure in any specific sector mentioned above.
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
INDUSTRY OVERVIEW
Cyclicality of the Semiconductor Industry
     The semiconductor industry is highly cyclical. For example, according to the Semiconductor Industry Association, or the SIA, the worldwide semiconductor industry, in terms of revenue, had a growth rate of approximately 18% and 28% for 2003 and 2004, respectively, before it decelerated to approximately 7% in 2005. The growth rate had then increased to approximately 9% in 2006 before it decelerated again in 2007 to approximately 3%. Fabs can take several years to plan, construct and begin operations. Therefore, during periods of favorable market conditions, semiconductor manufacturers, which include dedicated foundry service providers, often begin building new fabs in response to anticipated demand growth for semiconductors. As these new fabs commence operations, a significant amount of manufacturing capacity is made available to the semiconductor market resulting from the steep initial ramp up of these fabs. In the absence of growth in demand, or if growth occurs slower than anticipated, this sudden increase in supply results in semiconductor manufacturing overcapacity, which can lead to sharp drops in utilization of semiconductor fabs and put pressure on wafer selling prices.
Substantial Capital Expenditures
     Semiconductor manufacturing is very capital intensive in nature. According to the SIA, the worldwide semiconductor industry has been experiencing slower sales in recent years. Even in the midst of this slowdown, we invested $220.8 million in capital expenditures in 2003, focused primarily on 0.13um technologies. In 2004, 2005, 2006 and 2007, we invested $686.3 million, $630.2 million, $554.8 million and $758.4 million, respectively, in capital expenditures. Capital expenditures in 2004 were primarily for our 0.13um and smaller technologies, while capital expenditures in 2005 and 2006 were primarily for our 90nm and 65nm technologies. In 2007, capital expenditures were primarily for increasing our capacity for 65nm and smaller technologies. These are all part of our strategy to position ourselves to serve market needs during the market’s growth phase.
Pricing, Change in Product Mix and Technology Migration
     The pricing of a wafer is determined by the technological complexity of the device on the wafer. Production of devices with higher-level functionality and greater system-level integration requires more manufacturing steps and typically commands higher wafer prices. However, increasing the technological complexity of devices that we manufacture does not necessarily lead to increased profitability because the higher wafer prices for such devices may be offset by depreciation and other costs associated with an increase in the capital expenditures needed to manufacture such devices. As the price of wafers varies significantly with technology and device complexity, the mix of wafers produced affects revenue and profitability. The prices of wafers for a given level of technology and device complexity will generally decline over the product life cycle and foundries must continue to migrate to increasingly sophisticated technologies or introduce value added solutions to sustain the same level of profitability. Over the period from 2005 to 2007, our ASP per wafer (eight-inch equivalent) increased by 7.3% from $1,036 in 2005 to $1,112 in 2006 and then decreased by 16.3% to $930 in 2007. The decrease in our ASP was due primarily to a less favorable product mix arising from lower shipments of 90nm products and lower selling prices across technology nodes, partially offset by higher shipments of 65nm products. There is no assurance that our ASP will not continue to decrease or that it will increase in the future.
Capacity Utilization Rates (based on total shipments and total capacity, both of which include our share of SMP)
     With the recovery of the semiconductor industry following the muted semiconductor industry growth in 2002, our average capacity utilization in 2003 was 58%. Driven primarily by growth in shipments during the first half of 2004, despite experiencing market weakness from the second half of June 2004, our average capacity utilization improved further to 80% in 2004. The market weakness which we experienced from the second half of June 2004 due to excess inventories in the semiconductor companies and the softening in certain end markets continued into the first half of 2005 as the industry continued to work through the excess inventories. This, offset by the improving market conditions and the ramp up of 90nm shipments in the second half of 2005, resulted in an average capacity utilization of 70% for the year 2005. Our average capacity utilization increased to 77% in 2006, due primarily to higher utilization rates of 82% for both the first and second quarters of 2006. During the second half of 2006 companies in the supply chain, including our customers, experienced excess inventory and seasonally weaker than usual market conditions. The inventory correction and weaker market impacted our utilization rate in the third and fourth quarters of 2006 resulting in our utilization rates declining in those quarters to 74% and 70%, respectively. As the industry continued to work through the excess inventory coupled with the usual seasonal slowness in the first quarter of 2007, our capacity utilization rate remained at 70% in the first quarter of 2007. In the second and third quarters of 2007, we saw shipment growth in the 0.13um and above technologies resulting in an increase in the capacity utilization rate to 79% and 85%, respectively. The subsequent decrease in shipments, coupled with an increase in capacity, resulted in a slight decrease of the capacity utilization rate to 81% in the fourth quarter of 2007. Our average capacity utilization was 79% for 2007.
     Our average capacity utilization, based on eight-inch equivalent wafers, from 2003 to 2007 is as follows:

	2003	2004(2)	2005(3)	2006	2007
Average capacity utilization (1)	58%	80%	70%	77%	79%

Notes:

(1)	Based on total shipments and total capacity, both of which include our share of SMP.

(2)	Fab 1 ceased operations at the end of March 2004 and some of its operations moved to Fab 2.

(3)	Fab 7 started commercial shipment in June 2005.
2007 OVERVIEW
     Our net revenue decreased 4.2% from $1,414.5 million in 2006 to $1,355.5 million in 2007. Revenue from our 0.13um and smaller process geometry technologies represented 55% of our net revenue, of which revenue from our 90nm and smaller process geometry technologies, including 65nm, contributed 21% of our net revenue for 2007.
     Gross margin decreased by 5.2% between 2006 and 2007 due primarily to a less favorable product mix arising from lower shipments of 90nm products and lower selling prices, partially offset by higher shipments of 65nm products. Net income increased by 51.7% from $67.0 million in 2006 to $101.7 million in 2007, due primarily to an income tax benefit of $119.5 million resulting from the revocation of the pioneer status granted to Fab 3. This is described in further detail below.
     Both our basic and diluted earnings per ordinary share increased from $0.02 in 2006 to $0.04 in 2007. Our basic earnings per American Depositary Share (“ADS”) increased from $0.23 in 2006 to $0.36 in 2007 while our diluted earnings per ADS increased from $0.23 to $0.35 in the same period.
     We invested $758.4 million in capital expenditures in 2007 primarily for our 65nm and smaller technologies. We also incurred $159.8 million in research and development expenses primarily for the 65nm and 45nm technology nodes.
     Total capacity increased by approximately 10% to 2.0 million eight-inch equivalent wafers from 1.8 million eight-inch equivalent wafers in 2006. Our capacity utilization increased from 77% in 2006 to 79% in 2007.

     Included in the income tax benefit of $91.4 million in 2007 is an income tax benefit of $119.5 million resulting from the revocation of the pioneer status previously granted to Fab 3. Fab 3 was previously granted pioneer status for a 10-year period beginning July 1, 1999. During its pioneer period, Fab 3 had accumulated substantial wear and tear allowances on plant and machinery which it was unable to fully utilize against income from activities covered under the pioneer status. In addition, Fab 3 had tax losses incurred in fiscal years 1997 and 1998, which under the pioneer status, were not allowed for carry forward. We applied to revoke the pioneer status of Fab 3 in order to utilize these unabsorbed wear and tear allowances and tax losses against the income not covered under the pioneer status. The application was approved in September 2007 and we recorded an income tax benefit of $119.5 million. This tax benefit is available to offset taxes paid or incurred in current and prior years. Relating to this, we expect to receive a refund of taxes of approximately $98.7 million previously paid on non-qualifying income from previous years. The balance of the income tax benefit, after offsetting taxes paid or incurred in prior years, was used to offset current year income tax expense.
2008 OUTLOOK AND PLANS
     The discussion under “2008 Outlook and Plans” contains forward-looking statements that involve risks and uncertainties. Our actual results may differ significantly from those projected in these forward-looking statements. Factors that might cause future results to differ significantly from those projected in these forward-looking statements include, but are not limited to, those discussed below and elsewhere in this document, particularly in the cautionary risk factors described in “Item 3. Key Information — D. Risk Factors” above.
2008 Outlook
     According to the SIA, the worldwide semiconductor industry revenues are expected to grow by approximately 8% in 2008 compared to 2007. However, with concerns about the potential negative impact from the possibility of a recession in the U.S., high oil and commodity prices, impact of a weaker U.S. dollar on export-oriented economies and the tightening of credit that is constraining corporate investments and growth, it is difficult for us to forecast with confidence how the year will turn out.
2008 Acquisition
     In February 2008, we entered into an agreement with Hitachi, Ltd and Hitachi Asia, Ltd to purchase 100 percent of the shares in HNS, which owns and operates an eight-inch wafer fabrication facility located in Singapore. The total cash consideration for the acquisition is S$331 million (approximately $233 million) which is subject to working capital adjustment. This additional facility will augment the capacity of four eight-inch fabs our company currently operates and is located on a 90,000 square-meter campus with building space of 28,000 square meters, including approximately 12,000 square meters of clean-room space. This fabrication facility is currently capable of producing approximately 24,000 eight-inch wafers per month at the 0.15um to 0.25um technology nodes. This transaction also includes a manufacturing agreement with Renesas Technology Corp, an existing customer of HNS, to provide future wafer fabrication services. This transaction is scheduled to be completed at the end of first quarter of 2008 and is subject to certain customary closing conditions. We expect to fund the acquisition through a combination of existing cash balance, cash flow from operations and credit facilities.
2008 Planned Capacity
     Excluding the acquisition of HNS described above, we expect to achieve total wafer capacity of approximately 2.3 million wafers (eight-inch equivalent) for the full year 2008, compared to approximately 2.0 million wafers (eight-inch equivalent) for the full year 2007. We plan to increase our capacity for 90nm and smaller process geometry technologies in 2008 by over 30% as compared to 2007 and expect such capacity to represent approximately 23% of our total expected wafer capacity in December 2008.
2008 Planned Capital Expenditures
     Our total cash outflow for capital expenditures in 2008 is expected to be approximately $590 million, compared to $758 million in 2007. This estimate does not take into consideration additional capital expenditures which we may incur in connection with the acquisition of HNS. Capital expenditures planned for 2008 are primarily for increasing the capacity for 65nm and smaller technologies and, to a lesser extent, for increasing eight-inch wafer capacity. With the above capital expenditures by December 2008, Fab 7 is expected to have equipment that are installed or available for installation equivalent to a capacity of 30,000 300-mm wafers per month. The capital expenditures are also for the development of 65nm and smaller technologies in research and development programs. Excluding the acquisition of HNS described above, we expect depreciation and amortization for the year 2008 to be approximately $590 million, compared to $495 million in 2007.

2008 Planned Research and Development Expenditures
     We expect to incur approximately $180 million for research and development in 2008, compared to $160 million in 2007. The increased investment is intended to fund the development and qualification of 45nm and 32nm process technologies, including costs associated with capital investment in leading-edge semiconductor tools.
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
     We depreciate wafer fab buildings over the shorter of twenty years or the remaining period of the lease of the land on which the buildings are erected, mechanical and electrical installations in the fabs over ten years, and equipment and machinery over five years using the straight-line method to their estimated salvage values. We amortize technology licenses using the straight-line method over the shorter of the expected life of the related technology or the license period, which on weighted average is approximately six years. These lives represent our estimate of the periods over which we expect to derive economic benefits from the assets. In estimating the useful lives and salvage values of our property, plant and equipment and technology licenses and in determining whether subsequent revisions to the useful lives and salvage values are necessary, some of the significant factors we consider include the likelihood of technological obsolescence arising from changes in production techniques, technology, market demand and intended use. We routinely review the remaining estimated useful lives and salvage values of our property, plant and equipment and our technology licenses to determine if such lives and values should be adjusted.
     In commencing depreciation of equipment in Fab 7, our only 300-mm wafer fabrication facility, during the second quarter of 2005, we have estimated salvage values that are higher than our historical estimates for equipment when our other fabs began service. This is due primarily to the equipment in Fab 7 being put into use at the early stages of the 90nm and smaller process technology life cycles. Thus, we expect the estimates of salvage values at the end of our use of the equipment to be higher than we have historically expected in our other fabs using more mature process technologies where the equipment was generally put into use later in the process geometry technology life cycle.
     In the third quarter of 2006, we revised the estimated salvage values of some of our 200-mm equipment and machinery to reflect higher expected salvage values than we have historically estimated. These equipment and machinery primarily support our advanced technologies where we are observing higher salvage values in the equipment resale market. We believe a significant driver of this is that we initially placed this equipment into use earlier in the process geometry technology life cycle than we have done for other 200-mm equipment. This change will result in lower depreciation over the remaining lives of the affected eight-inch process equipment and machinery. The impact of this change was an improvement to net income by $11.3 million and $10.8 million in 2006 and 2007, respectively, resulting in an improvement of both our basic and diluted net earnings per ADS by $0.04 in both 2006 and 2007. Basic and diluted net earnings per ordinary share in 2006 and 2007 were not affected by this change.
     Actual useful lives and salvage values of our long-lived assets may vary from our estimates. If we had used different estimates of useful lives or salvage values of our long-lived assets, our results might have been materially different.
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
     We perform impairment tests for groups of long-lived assets at the lowest level of identifiable independent cash flows. In determining the appropriate asset groupings, we must make subjective judgments about the independent cash flows that can be related to each asset group considering our foundry model and the degree of interchangeability of the various components of our manufacturing capacity. We consider the degree to which each asset group’s cash flows depend on the cash flows of one or more other asset groups and the availability of information on estimates of future cash flows of such asset groups. In some cases, it is not practical to identify the cash flows associated with a particular asset or group of assets due to the integrated nature of our production process and the multi-technology capability of our equipment. We have identified our individual fabs to be the lowest level of identifiable independent cash flows for purposes of performing impairment tests.
     The determination of recoverability for long-lived assets held for use is based on an estimate of undiscounted cash flows expected to result from the use of the asset group and its eventual disposition. The estimate of cash flows is based upon, among other things, certain assumptions about expected future operating performance, ASP, utilization rates and other factors which require a considerable amount of judgment. If the sum of the undiscounted cash flows (excluding interest) is less than the carrying value of the asset group, an impairment charge is recognized for the amount by which the carrying value of the asset group exceeds its fair value based on the best information available, including discounted cash flow analysis. However, due to the cyclical nature of our industry and changes in our business strategy, market requirements or the needs of our customers, we may not always be in a position to accurately anticipate declines in the utility of our equipment or licenses until they occur.
     We also routinely review our long-lived assets that are held for sale for impairment in comparison to their fair values less costs to sell. In calculating an impairment charge for assets held for sale, significant judgment is required in estimating fair values and costs to sell.
     In 2005, we recorded an impairment charge of $3.9 million on assets held for sale resulting from decisions to rationalize capacity and therefore to sell certain assets. There was no such impairment charge in 2006 and 2007 on our long-lived assets.
     However, if we had made different judgments and assumptions in making our estimates of future cash flows of our assets held for use or fair values and costs to sell for our assets held for sale, we might have reached different conclusions regarding impairments, and our results might therefore have been materially different.
Valuation of Inventory
     Our inventories are stated at the lower of cost or market and consist of work-in-progress, raw materials and consumable supplies and spares.
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
     Market. We routinely review our inventories for their saleability and for indications of obsolescence to determine if inventory carrying values are higher than market value (net realizable value). Net realizable value is the estimated selling price in the ordinary course of business less reasonably predictable costs of completion and disposal. Some of the significant factors we consider in estimating the net realizable value of our inventories include the likelihood of changes in market and customer demand and expected changes in market prices for our inventories.
     Judgments, estimates and assumptions regarding the determination of normal capacity of our production facilities, future selling prices, level of demand and indications of obsolescence must be made and used in connection with evaluating whether write-downs of our inventories are needed and in what amount. While our estimates require us to make significant judgments and assumptions about the expected net realizable values of our inventories, we believe our estimates are reasonable as historically, sales of inventories for which the actual net realizable values were higher than estimated have not significantly impacted our gross profit.
     As of December 31, 2005, 2006 and 2007, we reduced carrying values of inventory by $30.1 million, $15.8 million and $27.2 million, respectively, to write down certain inventories, primarily for our work-in-progress, to market. These write-downs were recognized in cost of revenue. Subsequent to such write-downs, we sell or dispose of these inventories. In each of 2005, 2006 and 2007, we sold some of our inventories that we had written down to their estimated net realizable value in the previous year, at prices which were higher than our previous estimate of the net realizable value. Such sales improved our gross profit by approximately $0.7 million, $1.8 million and $0.8 million for 2005, 2006 and 2007, respectively.
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
     When our arrangements include multiple deliverables, we first determine whether each deliverable meets the separation criteria in Financial Accounting Standards Board, or FASB, Emerging Issues Task Force, or EITF, Issue 00-21, “Accounting for Revenue Arrangements with Multiple Deliverables”. In general, a deliverable (or a group of deliverables) meets the separation criteria if the deliverable has standalone value to the customer and if there is objective and reliable evidence of the fair value of the remaining deliverables in the arrangement. Each deliverable that meets the separation criteria is considered a “separate unit of accounting.” The total arrangement consideration is then allocated to each separate unit of accounting based on their relative fair values. Substantially all of our arrangements for the sale of semiconductor wafers and related services consist of a single unit of accounting. The application of EITF 00-21 requires judgment as to whether the deliverables can be divided into more than one unit of accounting and whether the separate units of accounting have value to the customer on a standalone basis. Changes to how we determine these elements could affect the timing of revenue recognition.
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
     Sales credits and returns as a percentage of gross revenue may fluctuate from year to year and do not necessarily follow the gross revenue trend due to specific claims in any particular period related to certain new processes and variations in wafer yield. We typically experience lower sales credits and returns as the manufacturing processes mature and higher sales credits and returns on new processes. We have charged $18.3 million, $6.3 million and $4.5 million to results of our operations for sales credits and returns for 2005, 2006 and 2007, respectively. Our actual sales credits and returns have not historically been significantly different from our estimates, and our method of estimating sales credits and returns and the significant assumptions used have been consistently determined over the past three years.
     Significant management judgments and estimates must be made and used in connection with determining revenue per wafer and in establishing the sales credits and returns allowances in each accounting period. Had we made different estimates of wafer yield or future sales credits and returns, our results might have been materially different.
Collectibility of Accounts Receivable
     We manage the credit risk of collectibility of our accounts receivable through our credit evaluation process, credit policies, and credit control and collection procedures. In evaluating the collectibility of individual receivable balances, we consider the age of the balance, the customer’s historical payment history, their current credit-worthiness and current economic trends. We review our accounts receivable on a periodic basis and make specific allowances when there is doubt as to the collectibility of individual receivable balances. An allowance for doubtful accounts had been established in the amount of $1.1 million as at December 31, 2006. There was no such allowance as at December 31, 2007. Our actual uncollectible accounts have not historically been significantly different from our estimates. However, if we had made different estimates of collectibility of individual receivable balances, our results might have been materially different.
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
     We regularly assess the likelihood of adverse outcomes on our tax positions resulting from tax authority examinations to determine the adequacy of our provision for income taxes. We adjust our provision in light of changing facts and circumstances, such as the closing of a tax audit or the refinement of an estimate. To the extent that the final tax outcome from examinations of these matters is different than the amounts previously recorded, such differences will be recorded in the period in which such determination is made and may be materially different from amounts recorded to date.
     Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the carrying amounts of existing assets and liabilities in the financial statements and their respective tax bases and unutilized wear and tear allowances. A valuation allowance reduces deferred tax assets to estimated realizable value, based on scheduled reversal of deferred tax liabilities, tax planning strategies, taxable income in prior years and our objective assessment of whether it is more likely than not that we will be able to generate sufficient future taxable income to realize the net deferred tax assets. A valuation allowance has been established for tax assets pertaining to certain fabs (operating under tax incentives) in the amount of $273.8 million and $173.7 million as of December 31, 2006 and 2007, respectively. The valuation allowance will be maintained until sufficient positive evidence exists to support reversal of the valuation allowance based upon current and preceding years’ results of operations and anticipated future levels of taxable income.
     Our judgment regarding future profitability may change due to future market conditions, changes in Singapore or international tax laws and other factors. If these estimates and related assumptions change in the future, we may be required to increase or decrease our valuation allowance against deferred tax assets previously recognized, resulting in higher or lower income tax expense.
     On January 1, 2007, we adopted FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes — An Interpretation of FASB Statement No. 109”, or FIN 48. FIN 48 clarifies the accounting for uncertainty in income taxes recognized in financial statements in accordance with FASB Statement No. 109, “Accounting for Income Taxes.” FIN 48 prescribes a recognition threshold and measurement attributes for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Only tax positions that meet the more-likely-than-not recognition threshold at the effective date may be recognized or continue to be recognized upon adoption of FIN 48. The adoption of FIN 48 did not have an impact on our accumulated deficit as we had previously recorded the full amount of the unrecognized tax benefits as income tax payable.
     Although FIN 48 provides further clarification of the accounting for uncertainty in income taxes recognized in the financial statements, significant management judgment must be made and used in connection with the recognition threshold and measurement attribute prescribed by FASB. Any material change in the estimates and related assumptions used to determine the recognition threshold and measurement attributes could result in a material impact on our income tax expense.
Share-Based Compensation
     With effect from January 1, 2006, we measure and record compensation expense for all share-based payment awards based on estimated fair values in accordance with Statement of Financial Accounting Standards, or SFAS, No. 123 (revised 2004), “Share-Based Payment”, or SFAS No. 123(R). We provide share-based awards to our employees, executive officers and directors through various equity compensation plans including our share option, restricted share unit, or RSU, and performance share unit, or PSU, plans.
     The fair value of awards under our share option plan is measured at the date of grant using a Black-Scholes option pricing model. The fair value of awards under our RSU plan is based on the average of the high and low quotes of our ordinary shares at the date of grant. The number of PSUs that will ultimately vest is subject to the achievement of either the performance condition or the market condition, as applicable. The fair value of awards for the performance-based portion of our PSU plan is based on the average of the high and low quotes of our ordinary shares on the date of grant while the fair value of awards for the market-based portion of our PSU plan is measured at the date of grant using the Monte-Carlo valuation model. Compensation expense for our PSU plan is determined based on the grant-date fair value, management’s projections of achievement of performance conditions over the performance period, and the resulting estimate of shares that will ultimately be issued. For all share-based awards granted after the adoption of SFAS No. 123(R), compensation expense is recorded using the straight-line attribution method ratably over the requisite service period. If we had made different judgments and assumptions regarding the achievement of performance conditions over the performance period and the number of PSUs that will be ultimately issued, our results might have been materially different.
     In determining fair value using the Black-Scholes option pricing model, we are required to make certain estimates of the key assumptions that include expected term, expected volatility of our ordinary shares, dividend yield and risk free interest rate. Estimating these key assumptions involves judgment regarding subjective future expectations of market prices and trends. The assumptions for expected term and expected volatility have the most significant effect on calculating the fair value of our share options. For share options granted during the years ended December 31, 2005 and earlier, the expected term is based on the contractual term of the grant, vesting periods, and past exercise and post-vesting forfeiture behavior. For options awarded during the years ended December 31, 2006 and 2007, the expected term is determined using the simplified approach as prescribed by SEC Staff Accounting Bulletin No. 107, or SAB 107. Expected volatilities are based on historical volatility rates of our ordinary shares. If we were to use a different method or assumptions to estimate expected term or expected volatility, or if another method for calculating inputs were to be prescribed by authoritative guidance, the fair value for our share options could change significantly.
     In determining fair value using the Monte-Carlo valuation model, we are required to make certain estimates of the key assumptions that include expected volatility of our ordinary shares, dividend yield and risk free interest rate. Estimating these key assumptions involves judgment regarding subjective future expectations of market prices and trends. The assumptions for expected volatility have the most significant effect on calculating the fair value of our PSUs. The expected volatility is computed based on historical volatility rates of our ordinary shares. If we were to use a different method or assumptions to estimate the expected volatility, or if another method for calculating inputs were to be prescribed by authoritative guidance, the fair value for our PSUs could change significantly.
     SFAS No. 123(R) also requires forfeitures to be estimated at the date of grant. Our estimate of forfeitures is based on our historical activity, which we believe is indicative of expected forfeitures. In subsequent periods if the actual rate of forfeitures differs from our estimate, the forfeiture rates are revised, as necessary. Changes in the estimated forfeiture rate can have a significant impact on share-based compensation expense since the effect of adjusting the rate is recognized in the period the forfeiture estimate is changed.
Grants for Research and Development and Training
     We have received grants from various agencies of the Government of Singapore. The amounts available under these grants relate to a portion of depreciation expenses arising from our research and development related capital expenditures and for certain material, training and staffing costs associated with some of our process technology development and staff training programs.
     These grants are disbursed in connection with the research, development and training carried out in Singapore based on the terms of the respective grants, the amount of qualifying expenditures incurred and the achievement of the conditions attached to the grants.

     We recognize grants when there is reasonable assurance that the conditions attached to the grants will be complied with and that the grants will be received. The grants are recorded as a reduction of the expenses which they are intended to reimburse.
     We regularly assess the likelihood of achieving the conditions attached to these grants, and we believe we have taken adequate steps to obtain reasonable assurance that these conditions will be achieved. Had we made a different assessment on the likelihood, our results might have been materially different.
Other Investments
     We have an investment in a private enhanced cash fund, or the Fund, which has been accounted for as a cost-method investment. The Fund is managed by an external financial institution and consists primarily of high quality corporate debt, mortgage-backed securities and asset-backed securities.
     We assessed the fair value of the Fund and its underlying debt and securities by utilizing market prices as provided by independent pricing services or, when such prices were not available, we used a valuation approach based on the current investment ratings, valuation parameters and estimates of the underlying debt and securities, and redemptions of the Fund and the subsequent distribution of cash. Based on this assessment, we determined that the fair value of the Fund and its underlying debt and securities as at December 31, 2007 approximated the fair values provided by the investment manager of the Fund.
     The value of the Fund is subject to market volatility for the period we hold the investment. We recognize an impairment loss when the decline in the fair value of our investments below their cost is judged to be other-than-temporary. In determining whether a decline in fair value is other-than-temporary, we consider various factors including market price (when available), investment ratings, the financial condition and near-term prospects of the investee, the length of time and the extent to which the fair value has been less than cost, and our intent and ability to hold the investment or for a period of time sufficient to allow for any anticipated recovery in fair value.
     Due to the nature of the securities that the Fund invests in, the Fund’s underlying securities have been exposed to adverse market conditions that have affected the value of the collateral and the liquidity of the Fund. As a result, in December 2007, the investment manager of the Fund halted demand redemptions and announced its intention to liquidate the Fund. As at December 31, 2007, the fair value of our pro-rata share of investment in the Fund was $89.3 million and we recognized an other-than-temporary impairment loss of $1.1 million. The investment in the Fund which was classified as a cash equivalent since the time of placement in 2003, was reclassified to other investments as at December 31, 2007.
     We make significant judgments and assumptions in estimating the fair value of our investment and in the determination of whether a decline of the fair value is other-than-temporary. If we had made different judgments and assumptions, we might have reached different conclusions regarding the valuation and impairment of our investment and our results might therefore have been materially different.
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

     We adopted the provisions of SFAS No. 123(R) on January 1, 2006, the first day of our fiscal year 2006, using the modified prospective application which provides for certain changes to the method for valuing share-based compensation. Under the modified prospective application, prior periods are not revised for comparative purposes. Under SFAS No. 123(R), share-based compensation cost is measured based on the estimated fair value of the award at the grant date and is recognized as expense over the employee’s requisite service period. Prior to adopting the provisions of SFAS No. 123(R), we measured share-based employee compensation cost in accordance with the intrinsic value method of APB 25 and related interpretations, which was the excess of fair market value of the stock subject to the option at the grant date and the option exercise price. The total fair value-based compensation expense associated with prior awards that were not vested at the adoption of SFAS No. 123(R) was $9.6 million which will be recorded in earnings over a weighted average period of approximately three years.
     Upon adoption of SFAS No. 123(R), we continued to use the Black-Scholes option-pricing model for valuation for share-based awards granted beginning January 1, 2006, which was also previously used for our pro forma information disclosures required under SFAS No. 123. SFAS No. 123(R) requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent reporting periods if actual forfeitures differ from those estimates. In our pro forma information disclosures required under SFAS No. 123 for the periods prior to 2006, we accounted for forfeitures as they occurred. Refer to Note 19 of the consolidated financial statements for more details on our share-based payments.
Staff Accounting Bulletin No. 108, or SAB 108, Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements
     In September 2006, the SEC issued SAB 108 which requires companies to evaluate the materiality of identified unadjusted errors on each financial statement and related financial statement disclosure using both the rollover approach and the iron curtain approach (“dual approach”). The rollover approach quantifies misstatements based on the amount of the error in the current year financial statement whereas the iron curtain approach quantifies misstatements based on the effects of correcting the misstatement existing in the balance sheet at the end of the current year, irrespective of the misstatement’s year(s) of origin. Financial statements would require adjustment when either approach results in quantifying a misstatement that is material. Correcting prior year financial statements for immaterial errors would not require previously filed reports to be amended. SAB 108 is effective for fiscal years ending after November 15, 2006.
     As a transition, SAB 108 indicates that the cumulative effect adjustment, without restatement of previously issued financial statements, is available for errors that are determined to be immaterial pursuant to a registrant’s previous method of quantification of unadjusted errors, but are determined to be material under the dual approach. Prior to the adoption of SAB 108, we had quantified unadjusted errors under the rollover approach and had assessed these unadjusted errors to be immaterial. Upon initial adoption of SAB 108 for the fiscal year 2006, we quantified unadjusted errors under the dual approach and assessed that these unadjusted errors are material. As such, we elected to report a cumulative effect adjustment as of January 1, 2006 for those unadjusted errors prior to January 1, 2006. The impact to our beginning accumulated deficit was an increase of $10.0 million. Refer to Note 1(c) of the consolidated financial statements for more details on the errors adjusted to our beginning accumulated deficit upon the initial adoption of SAB 108.
Prior Period Adjustments
     In 2007, certain immaterial corrections have been made to the previously issued financial statements for 2005 and 2006. Refer to Note 1(c) of the consolidated financial statements for more details.

RESULTS OF OPERATIONS
     The following table sets forth our consolidated statements of operations data as a percentage of net revenue for the periods indicated:

	Year ended December 31,
	2005	2006	2007
Consolidated Statements of Operations data:
Net revenue	100.0%	100.0%	100.0%
Cost of revenue	88.6	75.7	80.8

Gross profit	11.4	24.3	19.2

Other revenue	2.0	1.5	1.7

Operating expenses:
Research and development	11.8	10.8	11.8
Sales and marketing	4.1	3.9	4.3
General and administrative	3.9	3.0	2.9
Fab start-up costs	2.2	—	—
Other operating expenses, net	1.4	1.0	1.0

Total operating expenses, net	23.4	18.7	20.0

Equity in income of associated companies, net	0.6	2.5	2.5
Other loss, net	(0.6)	(0.2)	(0.2)
Interest income	2.8	3.2	2.0
Interest expense and amortization of debt discount	(6.8)	(6.2)	(4.4)

Income (loss) before income tax	(14.0)	6.4	0.8
Income tax expense (benefit)	1.3	1.7	(6.7)

Net income (loss)	(15.3)%	4.7%	7.5%

Less: Accretion to redemption value of convertible redeemable preference shares	0.3	0.7	0.7

Net income (loss) available to ordinary shareholders	(15.6)%	4.0%	6.8%

     The following table sets forth a breakdown of net revenue by market sector for the periods indicated:

	Year ended December 31,
	2005	2006	2007
Communications	35%	30%	41%
Computer	25	31	28
Consumer	35	37	28
Other *	5	2	3

Total	100%	100%	100%

     The following table sets forth a breakdown of net revenue by geographical region for the periods indicated:

	Year ended December 31,
	2005	2006	2007
Americas	75%	77%	72%
Europe	9	9	8
Asia-Pacific	13	12	19
Japan	3	2	1

Total	100%	100%	100%

     The following table sets forth a breakdown of net revenue by technology (um) for the periods indicated:

	Year ended December 31,
	2005	2006	2007
0.065 and smaller	—%	—%	9%
Up to 0.09	19	29	12
Up to 0.13	23	28	34
Up to 0.18	10	8	9
Up to 0.25	10	9	12
Up to 0.35	23	16	14
Above 0.35	12	10	10
Other *	3	—	—

Total	100%	100%	100%

Note:

*	Includes revenue from generation of customers’ mask sets
Years ended December 31, 2006 and December 31, 2007
Net revenue
     We derive revenue primarily from fabricating semiconductor wafers and, to a lesser extent, under arrangements with some of our customers, from providing associated subcontracted assembly and test services as well as pre-fabrication services such as masks generation and engineering services. As a dedicated foundry, our financial performance, including our revenue, largely depends on a number of factors including timeliness in introducing technology and manufacturing solutions, ability to enter into arrangements with diverse customers for high volume production of our wafers, utilization rate of our capacity, and external factors such as pricing and general semiconductor market conditions and industry cycles.
     Net revenue decreased by 4.2% from $1,414.5 million in 2006 to $1,355.5 million in 2007, due primarily to lower ASP, partially offset by an increase in wafer shipments. Total wafer shipments increased by 13.7% from 1,248,554 wafers (eight-inch equivalent) in 2006 to 1,419,735 wafers (eight-inch equivalent) in 2007. ASP decreased by 16.3% from $1,112 per wafer (eight-inch equivalent) to $930 per wafer (eight-inch equivalent) over the same period, due primarily to a less favorable product mix arising from lower shipments of 90nm products and lower selling prices across technology nodes, partially offset by higher shipments of 65nm products.
     Revenue from our 0.13um and smaller process geometry technologies decreased by 7.5% between 2006 and 2007. Such revenue represented 57% of our net revenue in 2006 as compared to 55% of our net revenue in 2007. In addition, 29% of our net revenue in 2006 was attributable to revenue from our 90nm technologies as compared to 12% of our net revenue in 2007. The decrease was due primarily to lower 90nm shipments and lower selling prices. Revenue from our 65nm and smaller technologies represented 9% of our net revenue in 2007. There were no such shipments in 2006.
     For 2006, the consumer sector, which represented 37% of our net revenue, was our highest revenue contributor, followed by the computer sector and the communications sector which represented 31% and 30% of our net revenue, respectively. For 2007, the communications sector was our highest revenue contributor and represented 41% of our net revenue, while the computer and consumer sectors each represented 28% of our net revenue. For 2007, the increase in revenue from the communications sector was due primarily to significantly higher demand for mobile phone handsets and to a lesser extent, an increase in demand for wireless broadband access/wireless local area network devices, partially offset by a decrease in demand for local area network switches, routers, hubs and cards. For the same period, the decrease in revenue from the computer sector was due primarily to a decrease in demand for workstations, personal computers and motherboard devices, partially offset by an increase in demand for optical storage devices. The decrease in revenue from the consumer sector was due primarily to lower demand for video game devices.
     The Americas region was the highest contributor to our revenue in 2006, representing 77% of our net revenue. It continued to be the highest contributor to our revenue in 2007, representing 72% of our net revenue. In terms of absolute dollars, this is a 10.4% decrease from our net revenue in 2006, and it is due primarily to the decrease in demand for video game devices, partially offset by an increase in demand for mobile phone handsets. Revenue contribution from the Asia-Pacific region increased from 12% of our net revenue in 2006 to 19% of our net revenue in 2007, due primarily to the increase in demand for television-related devices, and to a lesser extent, an increase in demand for optical storage devices and personal computer peripherals, printers and monitors. Revenue contribution from the Europe region remained at approximately similar levels for 2006 and 2007. In terms of absolute dollars, this is a 14.8% decrease from the net revenue in 2006, and this was due primarily to the decrease in demand for mobile phone handsets and MP3/MD/CD audio devices. Revenue from the Japan region remained similar in terms of percentage contribution to our net revenue for 2006 and 2007.
     In 2006, Broadcom, IBM and Advanced Micro Devices, listed in order of revenue contribution, each contributed more than 10% of our total net revenue. In 2007, Broadcom and Advanced Micro Devices, listed in order of revenue contribution, each contributed more than 10% of our total net revenue.
Cost of revenue
     Cost of revenue includes depreciation expense, attributed overheads, cost of labor and materials, subcontracted expenses for assembly and test services, mask generation costs, and amortization of certain technology licenses. Generally, a large proportion of our cost of revenue is fixed in nature, which does not increase or decrease in proportion to any change in our shipments.
     Cost of revenue increased by 2.4% from $1,070.5 million in 2006 to $1,095.8 million in 2007 although our shipments increased by about 13.7% over the same period, due to a large proportion of our cost of revenue being fixed in nature. Depreciation continued to be a significant portion of our cost of revenue, comprising 40.8% and 38.6% of our cost of revenue in 2006 and 2007, respectively.
     The unit cost of a wafer decreases as fixed overhead charges, such as depreciation expense on the facility and semiconductor manufacturing equipment, are allocated over a larger number of wafers produced. Cost per wafer shipped decreased by 9.9% from $841 (eight-inch equivalent) in 2006 to $758 (eight-inch equivalent) in 2007, due primarily to higher production levels to achieve higher shipments during the same period.
     We record grants as a reduction of the expenses that the grants are intended to reimburse. The impact of such grants recorded as a reduction to our cost of revenue was $2.9 million and $9.9 million in 2006 and 2007, respectively.
     In the third quarter of 2006, we changed the estimated salvage values in relation to certain eight-inch equipment and machinery to reflect higher expected salvage values than we had historically estimated. These equipment and machinery primarily support our advanced technologies. The change in the estimated salvage values was a change in accounting estimate that was applied prospectively from July 1, 2006. This change will result in lower depreciation over the remaining lives of the affected eight-inch process equipment and machinery. The impact of this change was a reduction to our cost of revenue of $11.3 million and $10.8 million in 2006 and 2007, respectively.
     As described in “Item 3. Key Information — D. Risk Factors — Risks Related to Investment in a Corporation with International Operations — Exchange rate fluctuations may increase our costs and capital expenditures, which could affect our operating results and financial position,” exchange rate fluctuations may increase our costs. However, in 2006 and 2007, there was no significant impact on our cost of revenue arising from fluctuations in exchange rates.
Gross profit
     Our gross profit decreased from $344.0 million, or 24.3% of our net revenue, in 2006 to $259.7 million, or 19.2% of our net revenue, in 2007. This was due primarily to a less favorable product mix arising from lower shipments of 90nm products and lower selling prices, partially offset by higher shipments of 65nm products.
     Our gross profit was also impacted by $2.9 million and $9.9 million of grants in 2006 and 2007, respectively, which were recorded as a reduction to our cost of revenue.
     The change in the estimated salvage values in relation to certain eight-inch equipment and machinery which was applied prospectively from July 1, 2006 as mentioned above also improved our gross profit by $11.3 million and $10.8 million in 2006 and 2007, respectively.
Other revenue
     Other revenue was $21.0 million in 2006 compared to $22.9 million in 2007, and related to rental income and management fees.

Research and development expenses
     Research and development, or R&D, expenses consist primarily of our share of expenses related to joint-development projects with IBM, Infineon, Samsung and Freescale, payroll-related costs for R&D personnel, depreciation of R&D equipment and expenses related to the development of design kits and intellectual property solutions for advanced technologies.
     R&D expenses increased by 4.6% from $152.8 million in 2006 to $159.8 million in 2007. This was due primarily to higher development activities related to the advanced 65nm and 45nm technology nodes and higher payroll-related expenses, partially offset by higher reimbursement of expenses related to grants.
     The impact of grants recorded as a reduction to our R&D expenses was $1.7 million and $10.2 million in 2006 and 2007, respectively.
Sales and marketing expenses
     Sales and marketing expenses consist primarily of payroll-related costs for sales and marketing personnel, EDA-related expenses and costs related to pre-contract customer design validation activities. EDA-related expenses and costs related to pre-contract customer design validation activities relate to efforts to attract new customers and expand our penetration of existing customers.
     Sales and marketing expenses increased by 5.5% from $55.0 million in 2006 to $58.0 million in 2007, due primarily to higher expenses related to EDA offerings and higher financial support for pre-contract customer design validation activities. Sales and marketing expenses as a percentage of net revenue in 2006 and 2007 was 3.9% and 4.3%, respectively.
General and administrative expenses
     General and administrative, or G&A, expenses consist primarily of payroll-related costs for administrative personnel, consultancy, legal and professional fees and depreciation of equipment used in G&A activities. G&A expenses decreased by 6.8% from $42.6 million in 2006 to $39.6 million in 2007, due primarily to lower payroll-related expenses in 2007, and to a lesser extent, relocation expenses related to one of our overseas office facilities in 2006. There was no such relocation expense in 2007. G&A expenses as a percentage of revenue in 2006 and 2007 remained essentially flat at 3.0% and 2.9%, respectively.
Other operating expenses, net
     Other operating expenses, net, consist primarily of foreign exchange gains and losses, and decreased by 5.3% from $13.8 million in 2006 to $13.0 million in 2007. Included in other operating expenses, net, in 2006 was a $2.6 million gain from the disposal of fixed assets from Fab 1. Excluding this gain, the decrease in other operating expenses, net, is due primarily to lower foreign exchange losses in 2007.
Equity in income of associated companies, net
     Equity in income of SMP was $36.0 million in 2006 compared to $34.2 million in 2007, due primarily to lower revenues resulting from lower selling prices, partially offset by lower cost per wafer resulting from lower depreciation and higher production volumes over which fixed costs are allocated. As with the results of our majority-owned fabs, the equity in income of SMP can have a material effect on our results of operations. In 2006, the equity in income of SMP was $36.0 million compared to our total income before income tax of $90.9 million. The equity in income of SMP was $34.2 million compared to our total income before income tax of $10.3 million in 2007.
     We have provided the following information on our total business base revenue, which includes our share of SMP revenue, for 2006 and 2007. Chartered’s share of SMP revenue, and net revenue including Chartered’s share of SMP, presented in the following table are non-U.S. GAAP financial measures. We have included this information because SMP can have a material effect on our consolidated statements of operations and we believe that it is useful to provide information on our share of SMP revenue in proportion to our total business base revenue. However, SMP is a minority-owned joint venture company that is not consolidated under U.S. GAAP. We account for our 49.0% investment in SMP using the equity method. Under our strategic alliance agreement with LSI Singapore, the parties do not share SMP’s net results in the same ratio as the equity holding. Instead, each party is entitled to the gross profits from sales to the customers that it directs to SMP, after deducting its share of the overhead costs of SMP. Accordingly, we account for our share of SMP’s net results based on the gross profits from sales to the customers that we direct to SMP, after deducting our share of the overhead costs. The following table provides a reconciliation showing comparable data based on net revenue determined in accordance with U.S. GAAP, which does not include our share of SMP:

	Year ended December 31,
	2006	2007
	(In millions)
Net revenue (U.S. GAAP)	$1,414.5	$1,355.5
Chartered’s share of SMP revenue	$112.1	$102.5
Net revenue including Chartered’s share of SMP	$1,526.6	$1,458.0
     The following table provides information that indicates the effect of SMP’s operations on some of our non-U.S. GAAP performance indicators:

	Year ended December 31,
	2006		2007
	Excluding	Including	Excluding	Including
	Chartered’s	Chartered’s	Chartered’s	Chartered’s
	Share	Share	Share	Share
	of SMP	of SMP	of SMP	of SMP
Shipments (in thousands)*	1,248.6	1,365.0	1,419.7	1,548.9
ASP per wafer	$1,112	$1,099	$930	$918

Note:

*	Eight-inch equivalent wafers
     We acquired a 26.7% equity interest in Gateway Silicon Inc., or GSI, in the first quarter of 2007. We account for the investment in GSI under the equity method. The equity in the loss of GSI was $0.4 million in 2007.
Other loss, net
     Other loss, net, was $2.7 million and $2.4 million in 2006 and 2007, respectively. Other loss, net, in 2006 related primarily to an other-than-temporary impairment loss of $2.7 million on securities classified as available-for-sale. Other loss, net, in 2007 included an other-than-temporary impairment loss of $2.0 million on securities classified as available-for-sale and on other investments. There were no other significant items in other loss, net, in 2007.
Interest income
     Interest income decreased by 39.4% from $44.6 million in 2006 to $27.0 million in 2007, due primarily to lower average cash balances compared to 2006.
Interest expense and amortization of debt discount
     Interest expense and amortization of debt discount decreased by 31.4% from $88.0 million in 2006 to $60.3 million in 2007, due primarily to higher interest capitalization associated with higher capital expenditures related to our 65nm and smaller technologies in 2007.
Income tax expense (benefit)
     We currently pay tax on (1) interest income, (2) rental income, (3) sales of wafers using technologies that do not benefit from preferential tax treatment and (4) other income not specifically exempted from income tax. In 2006, we recorded income tax expense of $23.9 million on an income before income taxes of $90.9 million. In 2007, we recorded an income tax benefit of $91.4 million on an income before income taxes of $10.3 million.
     Included in the income tax benefit of $91.4 million in 2007 is an income tax benefit of $119.5 million resulting from the revocation of the pioneer status previously granted to Fab 3. Fab 3 was previously granted pioneer status for a 10-year period beginning July 1, 1999. During its pioneer period, Fab 3 had accumulated substantial wear and tear allowances on plant and machinery which it was unable to fully utilize against income from activities covered under the pioneer status. In addition, Fab 3 had tax losses incurred in fiscal years 1997 and 1998, which under the pioneer status, were not allowed for carry forward. We applied to revoke the pioneer status of Fab 3 in order to utilize these unabsorbed wear and tear allowances and tax losses against the income not covered under the pioneer status. The application was approved in September 2007 and we recorded an income tax benefit of $119.5 million. This tax benefit is available to offset taxes paid or incurred in current and prior years. Relating to this, we expect to receive a refund of taxes of approximately $98.7 million previously paid on non-qualifying income from previous years. The balance of the income tax benefit, after offsetting taxes paid or incurred in prior years, was used to offset current year income tax expense.
     Excluding this income tax benefit of $119.5 million, the income tax expense was $28.1 million in 2007.
Minority interest in CSP
     Due to cumulative losses, the obligations of the minority shareholders of CSP were reduced to zero in the first quarter of 2003. Therefore none of CSP’s losses from that point forward have been allocated to the minority shareholders in our consolidated statements of operations. The effect of this accounting on our results of operations was a reduction of $12.8 million and $5.4 million to our net income in 2006 and 2007, respectively, for net losses not allocated to the minority shareholders of CSP according to their proportionate ownership.
Accretion to redemption value of convertible redeemable preference shares
     In the third quarter of 2005, 30,000 convertible redeemable preference shares were issued. We accrete the carrying amounts of the convertible redeemable preference shares to their redemption values at maturity and record such accretion using the effective interest method over the remaining period until the maturity date on August 17, 2010. Such accretion adjusts net income (loss) available to ordinary shareholders. Accretion charges were $9.5 million and $9.7 million in 2006 and 2007, respectively. In 2006, 1,650 convertible redeemable preference shares were converted into ordinary shares and the impact on the accretion charges arising from such conversion was not material. There was no such conversion in 2007.
Years ended December 31, 2005 and December 31, 2006
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
     Our customers continued to make increased use of our advanced technologies, and revenue from our 0.13um and smaller process geometry technologies increased by 86% between 2005 and 2006. Revenue from these advanced technologies represented 42% of our net revenue in 2005 as compared to 57% of our net revenue in 2006, of which 19% and 29% of our net revenue was attributable to revenue from our 90nm technologies in 2005 and 2006, respectively. We started commercial shipment of 90nm technologies in June 2005.
     Shipments increased by 29.4% from 965,045 wafers (eight-inch equivalent) in 2005 to 1,248,554 wafers (eight-inch equivalent) in 2006. ASP increased by 7.3% from $1,036 per wafer (eight-inch equivalent) in 2005 to $1,112 per wafer (eight-inch equivalent) in 2006, due primarily to a higher mix of advanced technologies which command higher selling prices.
     Revenue from the communications and the consumer sectors each represented 35% of our net revenue, while revenue from the computer sector represented 25% of our net revenue in 2005. In 2006, the consumer sector was our highest revenue contributor and represented 37% of our net revenue, while the computer and the communications sectors represented 31% and 30% of our net revenue, respectively.
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
     Revenue from the Americas region continued to be the largest contributor to our net revenue, increasing from 75% of our net revenue in 2005 to 77% of our net revenue in 2006, driven primarily by revenue from the computer sector. Revenue from all other regions remained largely unchanged in terms of their percentage contributions to our net revenue between 2005 and 2006. Net revenue in dollar terms for 2006 was higher across all geographical regions compared to 2005, except for net revenue for the Japan region which decreased by 9% between 2005 and 2006.
     In 2005, Broadcom and IBM, listed in order of revenue contribution, each contributed more than 10% of our net revenue. In 2006, Broadcom and IBM and Advanced Micro Devices, listed in order of revenue contribution, each contributed more than 10% of our net revenue.
Cost of revenue and gross profit
     Cost of revenue increased by 17.0% from $915.3 million in 2005 to $1,070.5 million in 2006 although our shipments increased by 29.4% in 2006 compared to 2005, as a large proportion of our cost of revenue is fixed in nature. Depreciation continued to be a significant portion of our cost of revenue, comprising 49.5% and 40.8% of our cost of revenue in 2005 and 2006, respectively.
     In the third quarter of 2006, we changed the estimated salvage values in relation to certain eight-inch equipment and machinery to reflect higher expected salvage values than we have historically estimated. These equipment and machinery primarily support our advanced technologies. The change in the estimated salvage values was a change in accounting estimate that was applied prospectively from July 1, 2006. This change will result in lower depreciation over the remaining lives of the affected eight-inch process equipment and machinery. The impact of this change was a reduction to our cost of revenue of $11.3 million in 2006.
     The unit cost of a wafer generally decreases as fixed overhead charges, such as depreciation expense on the facility and semiconductor manufacturing equipment, are allocated over a larger number of wafers produced. Cost per wafer shipped decreased by 8.5% from $919 (eight-inch equivalent) in 2005 to $841 (eight-inch equivalent) in 2006, primarily as a result of an increase in shipments by 29.4% between 2005 and 2006.
     Our gross profit improved from $117.5 million in 2005 to $344.0 million in 2006, due primarily to higher revenues resulting from significantly higher shipments and to a lesser extent, higher ASP per wafer as a result of a higher mix of advanced technologies which command higher selling prices.
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
Research and development expenses
     R&D expenses increased by 25.1% from $122.1 million in 2005 to $152.8 million in 2006 due primarily to higher development activities related to the 65nm technology node, and to a lesser extent, higher activities related to development of design kits and intellectual property solutions for advanced technologies in 2006. There was no significant change in R&D expenses as a percentage of revenue which were at 11.8% and 10.8% in 2005 and 2006, respectively.
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
General and administrative expenses
     G&A expenses increased by 6.3% from $40.0 million in 2005 to $42.6 million in 2006 due primarily to higher payroll related expenses resulting primarily from an increase in compensation cost relating to share-based payment transactions after adoption of SFAS No. 123(R) on January 1, 2006. G&A expenses as a percentage of revenue remained at approximately similar levels in 2005 and 2006 at 3.9% and 3.0%, respectively.
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
Equity in income of SMP
     Equity in income of SMP was $6.5 million in 2005 compared to $36.0 million in 2006, due primarily to lower production costs and higher shipments in 2006. As with the results of our majority-owned fabs, the equity in income of SMP can have a material effect on our results of operations. In 2005, the equity in income of SMP was $6.5 million compared to our total loss before income tax of $144.8 million, while in 2006, the equity in income of SMP was $36.0 million compared to our total income before income tax of $90.9 million.
     The following information summarizes our total business base revenue, which includes our share of SMP revenue, in 2005 and 2006. Chartered’s share of SMP revenue and net revenue, including Chartered’s share of SMP presented in the following table, are non-U.S. GAAP financial measures. We have included this information because SMP can have a material effect on our consolidated statements of operations and we believe that it is useful to provide information on our share of SMP revenue in proportion to our total business base revenue. However, SMP is a minority-owned joint venture company that is not consolidated under U.S. GAAP. We account for our 49.0% investment in SMP using the equity method. Under the strategic alliance agreement with LSI Singapore, the parties do not share SMP’s net results in the same ratio as the equity holding. Instead, each party is entitled to the gross profits from sales to the customers that it directs to SMP, after deducting its share of the overhead costs of SMP. Accordingly, we account for our share of SMP’s net results based on the gross profits from sales to the customers that we direct to SMP, after deducting our share of the overhead costs. The following table provides a reconciliation showing comparable data based on net revenue determined in accordance with U.S. GAAP, which do not include our share of SMP:

	Year ended December 31,
	2005	2006
	(In millions)
Net revenue (U.S. GAAP)	$1,032.7	$1,414.5
Chartered’s share of SMP revenue	$99.2	$112.1
Net revenue including Chartered’s share of SMP	$1,131.9	$1,526.6

     The following table provides information that indicates the effect of SMP’s operations on some of our non-U.S. GAAP performance indicators:

	Year ended December 31,
	2005		2006
	Excluding	Including	Excluding	Including
	Chartered’s	Chartered’s	Chartered’s	Chartered’s
	Share	Share	Share	Share
	of SMP	of SMP	of SMP	of SMP
Shipments (in thousands)*	965.0	1,051.8	1,248.6	1,365.0
ASP per wafer	$1,036	$1,045	$1,112	$1,099

Note:

*	Eight-inch equivalent wafers
Other loss, net
     Other loss, net, in 2005 was $6.7 million compared to $2.7 million in 2006. Other loss, net, in 2005 included an expense of $7.0 million related to the termination of hedging transactions and other costs as a result of the cash tender offer for and repurchase of any and all of our $575.0 million original principal amount of 2.5% senior convertible notes due 2006. Other loss, net, in 2006 related primarily to an other-than-temporary impairment loss of $2.7 million on securities classified as available-for-sale.
Interest income
     Interest income increased by 55.8% from $28.6 million in 2005 to $44.6 million in 2006, due primarily to higher interest rates, and to a lesser extent, higher average cash balances in 2006 compared to 2005.
Interest expense and amortization of debt discount
     Interest expense and amortization of debt discount increased by 25.9% from $69.8 million in 2005 to $88.0 million in 2006, due primarily to higher interest rates on outstanding floating rate debt, and to a lesser extent, lower interest capitalization associated with lower capital expenditures related to our 90nm and smaller technologies, partially offset by lower average outstanding debt balances in 2006.
Income tax expense
     We currently pay tax on (1) interest income, (2) rental income, (3) sales of wafers using technologies that do not benefit from preferential tax treatment and (4) other income not specifically exempted from income tax. In 2005, we recorded income tax expense of $13.1 million compared to $23.9 million in 2006. The pioneer tax-exempt status for Fab 2 expired on June 30, 2006 and income from our post-pioneer trading activities in Fab 2 is taxed at a concessionary tax rate of 10% for a 5-year period beginning July 1, 2006, as discussed in the “Special Tax Status” section below. Both the change in Fab 2’s tax rate and a higher taxable net interest income contributed to the increase in income tax expense for 2006 as compared to 2005.
Minority interest in CSP
     Due to cumulative losses, the obligations of the minority shareholders of CSP were reduced to zero in the first quarter of 2003. Therefore none of CSP’s losses from that point forward have been allocated to the minority shareholders in our consolidated statements of operations. The effect of this on our results of operations was an increase of $64.9 million to our net loss in 2005 and a reduction of $12.8 million to our net income in 2006, for losses not allocated to the minority shareholders of CSP according to their proportionate ownership.
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
LIQUIDITY AND CAPITAL RESOURCES
Current and expected liquidity
     As of December 31, 2007, our principal sources of liquidity included $743.2 million in cash and cash equivalents and $687.5 million of unutilized banking facilities consisting of term loans and bank credit lines.
     We entered into a $50.0 million revolving loan facility with Bank of America, or BOA, in April 2007 for which the availability also commenced in April 2007. In the same month, we fully repaid the $50.0 million term loan facility with BOA, or BOA Term Loan, which was fully drawn down in 2005. In March 2007, we renewed a $150.0 million revolving loan facility with Sumitomo Mitsui Banking Corporation, or SMBC, the availability of which commenced in July 2007 for a period of 364 days. In May 2007, we obtained a $610 million term loan facility from JPMorgan Chase Bank, guaranteed by Export-Import Bank of United States, or EXIM. We have established a debt service reserve account with The Bank of New York for the benefit of EXIM. The loan is for the purpose of supporting phase 2 of our build-up of production capacity in Fab 7. This new credit facility is divided into two tranches and has an availability period of between three to five years, which commenced in May 2007. It may only be used to finance the purchase of equipment from U.S. vendors for our Fab 7 facility and may be drawn down only in accordance with the equipment purchases per our schedule for the construction of phase 2 of our Fab 7 facility. The loan bears interest at LIBOR plus 0.0695% per annum. Interest is payable semi-annually and each tranche is payable semi-annually over five years. Principal repayment of the first and second tranche will begin at the latest on July 15, 2010, and July 15, 2012, respectively.
     In October 2007, we obtained a $300 million term loan facility from Japan Bank of International Cooperation, or JBIC, and SMBC. We have established a debt service reserve account with SMBC, Singapore Branch, for the benefit of JBIC and SMBC. The loan is for the purpose of supporting phase 2 of our build-up of production capacity in Fab 7. This new credit facility has an availability period of approximately three years, which commenced in January 2008, and may only be used to finance the purchase of equipment from Japanese vendors for our Fab 7 facility and may be drawn down only in accordance with the equipment purchases per our schedule for the construction of phase 2 of our Fab 7 facility. The facility expires on October 15, 2010, if not cancelled or disbursed before such date. Fifty percent of the loan principal bears interest at a rate of 5.645% per annum, while the remaining fifty percent bears interest at LIBOR plus 0.15% per annum. Interest is payable semi-annually from the drawdown of the loan, and the loan principal is payable over a period of five years on a semi-annual basis from January 15, 2011.
     In November 2007, we terminated the interest rate swap, or IRS, which we entered into in 2006 to economically swap the fixed-rate interest obligation associated with the 6.25% senior notes due 2013 to a floating-rate interest obligation. Based on the fair value of the IRS, we received cash proceeds of $9.1 million upon the termination.
     In December 2007, we drew down $50.0 million from the revolving loan facility with BOA, $70.0 million from our outstanding uncommitted banking and credit facilities with BOA and $150.0 million from the revolving loan facility with SMBC. All three loans bear interest at a floating rate determined by reference to LIBOR and they were fully repaid in January 2008.
     As at December 31, 2007, the fair value of our pro-rata share of investment in the Fund was $89.3 million and we recognized an other-than-temporary impairment loss of $1.1 million. The investment in the Fund which was classified as a cash equivalent since the time of placement in 2003, was reclassified to other investments. In the same month, we received cash proceeds of $8.8 million in distributions from the Fund. In January and February 2008, we received cash proceeds of $22.0 million and $8.0 million, respectively, in further distributions from the Fund.
     In 2007, we drew down a total of $284.1 million from the second tranche of the first $653.1 million loan from JPMorgan Chase Bank, or EXIM Guaranteed Loan, which was obtained in 2004, and guaranteed by EXIM for the purpose of financing the purchase of equipment from U.S. vendors. The loan bears interest at LIBOR plus 0.125% per annum. Subsequent to this drawdown, the amount available for drawdown under this facility is $44.8 million.
     In January 2008, we obtained a $190 million term loan facility from Société Générale, with Atradius Dutch State Business NV, or Atradius, as export credit insurer which covers the loan for commercial and political risks. We have established a debt service reserve account with The Bank of New York which is charged in favor of Société Générale. The loan is for the purpose of supporting phase 2 of our build-up of production capacity in Fab 7. This new credit facility may only be used to finance the purchase of equipment from ASML Netherlands B.V, a European vendor, for our Fab 7 facility as well as to finance the premium payable by our company in respect of the insurance provided by Atradius, and may be drawn down only in accordance with the equipment purchases per our schedule for the construction of phase 2 of our Fab 7 facility. The facility is divided into two tranches and is repayable over a period of five years on a semi-annual basis from March 1, 2009 for tranche A and not later than December 15, 2010 for tranche B. The facility expires on August 1, 2008 in respect of tranche A, and December 15, 2009 in respect of tranche B, if it is not cancelled or fully disbursed before such date. This facility bears interest at LIBOR plus 0.20% per annum and interest is payable semi-annually.
     In March 2006, we entered into the 2006 Option with Goldman Sachs International, or GS, to replace the call option transaction that we had previously entered into with GS in August 2004 with an expiration date of April 2, 2006. Under the 2006 Option, GS could purchase up to 214.8 million of our ordinary shares at S$1.60 per share should we early terminate the 2006 Option in the first year and S$2.15 per share thereafter. Under the terms of the 2006 Option, if the option was exercised, we had the right either to issue new shares to GS or to settle the transaction in cash. On March 9, 2007, we modified the terms of the 2006 Option by simultaneously terminating the Singapore dollar-denominated option and entering into a U.S. dollar-denominated option. The modification was based on the exchange rate of S$1.5268 per US$1.00 on March 9, 2007. Under the modified terms of the 2006 Option, GS is entitled to purchase up to 214.8 million of new ordinary shares at US$1.408 per share and we may terminate the transaction early, in whole or in part, if the closing price of our ordinary shares is equal to or higher than US$1.760 (equivalent to 125% of the US$1.408 strike price) on each of any 20 business days in any consecutive 30 business-day period. Should we exercise this right and opt for settlement in shares, GS will be required to buy the number of new ordinary shares relating to the terminated portion of the 2006 Option at US$1.408 per share. We continue to have the right to cash settle the 2006 Option. If the 2006 Option is not exercised or terminated earlier, it will expire on March 29, 2011.
     In February 2008, we entered into an agreement with Hitachi, Ltd and Hitachi Asia, Ltd to purchase 100 percent of the shares in HNS, which owns and operates an eight-inch wafer fabrication facility located in Singapore. The total cash consideration for the acquisition is S$331 million (approximately $233 million) which is subject to working capital adjustment. This additional facility will augment the capacity of four eight-inch fabs our company currently operates. This transaction is scheduled to be completed at the end of first quarter of 2008 and is subject to certain customary closing conditions. We expect to fund the acquisition through a combination of existing cash balance, cash flow from operations and credit facilities. Although the total dollar amount of this transaction could be significant, we do not believe that it will impair the ability of our business to maintain sufficient working capital. In addition, on an on-going basis, HNS will affect our internal cash utilization and capital expenditures, as well as our liquidity.
     Working capital, which is calculated as the excess of current assets over current liabilities, was $570.7 million and $677.8 million as of December 31, 2006 and 2007, respectively. Based on our current level of operations, we believe that our cash on hand, existing working capital, planned use of existing credit facilities, credit terms with our vendors, and projected cash flows from operations will be sufficient to meet our 2008 capital and research and development expenditures and liquidity needs. Depending on the pace of our future growth and technology upgrades and migration, we may require additional financing from time to time, including for purposes of funding the capital expenditures to bring Fab 7 to its estimated total capacity of 45,000 300-mm wafers per month. See the “— Liquidity and Capital Resources — Historic investing cash flows and capital expenditures” section below for more details on our capital expenditures. We believe in maintaining maximum flexibility when it comes to financing our business. We regularly evaluate our current and future financing needs and may take advantage of favorable market conditions to raise additional financing.
     There can be no assurance that our business will generate and continue to generate sufficient cash flow to fund our liquidity needs in the future, or that additional financing will be available or, if available, that such financing will be obtained on terms favorable to us or that any additional financing will not be dilutive to our shareholders. We believe the uncertainties that exist regarding our liquidity include, without limitation, the following:
•	Ability to Increase Revenue and Margins — If our revenues and margins were to decline, our ability to generate net cash from operating activities in a sufficient amount to meet our cash needs could be adversely affected.

•	Debt Ratings — Our ability to obtain external financing and the related cost of borrowing are affected by our debt ratings.

Historic cash flows
     The following table sets forth the summary of our cash flows for the periods presented:

	Year ended December 31,
	2005	2006	2007
	(In thousands)
Net cash provided by operating activities	$406,408	$521,149	$478,873
Net cash used in investing activities	$570,277	$420,384	$845,550
Net cash provided by (used in) financing activities	$444,753	$(204,987)	$386,528
Historic operating cash flows
     Net cash provided by operating activities was $406.4 million, $521.1 million and $478.9 million in 2005, 2006 and 2007, respectively. The $114.7 million improvement in cash provided by operating activities between 2005 and 2006 was due primarily to higher collections as a result of higher sales and higher dividend income from SMP, partially offset by higher payments to creditors and higher interest payments on outstanding loans in 2006. The $42.3 million decrease in cash flow from operating activities in 2007 as compared to 2006 was due primarily to higher payments for operating expenses, lower interest received and lower dividend income from SMP, partially offset by higher collections and lower interest payments.
     In 2005, prepayments of $40.0 million were received from a customer for future purchases and to secure access to wafer capacity, of which a fixed amount per wafer will be recorded by us as additional revenue for every qualifying wafer purchased by the customer, with no future related cash inflows. There was no receipt of pre-payments for future purchases in either 2006 or 2007. We recorded revenue of $9.1 million, $11.6 million and $2.3 million related to such arrangements with no related cash inflows in 2005, 2006 and 2007, respectively. Net cash provided by operating activities in 2005, 2006 and 2007 also included dividends received from SMP of $29.5 million, $38.2 million and $33.6 million, respectively.
Historic investing cash flows and capital expenditures
     Net cash used in investing activities was $570.3 million, $420.4 million and $845.6 million in 2005, 2006 and 2007, respectively. Investing activities consisted primarily of capital expenditures totaling $630.2 million, $554.8 million and $758.4 million in 2005, 2006 and 2007, respectively. Capital expenditures in 2005 and 2006 were primarily for our 90nm and smaller technologies while capital expenditures in 2007 were primarily for our 65nm and smaller technologies. Investing activities in 2006 also included a refund of deposits placed with a vendor of $111.7 million. There were no such refund of deposits in 2005 and the refund of such deposits in 2007 was insignificant.
     In October 2005, SMP reorganized its paid-up share capital and authorized a return of a portion to its shareholders in the form of cash, our entitlement being $20.4 million, in a capital reduction sanctioned by the High Court of Singapore. In 2005, we received $17.3 million arising from the return of capital approved in 2005. In October 2006, the board of directors of SMP approved a second capital reduction which was subsequently approved by the High Court of Singapore and filed with the Accounting and Corporate Regulatory Authority of Singapore in November 2006. Our entitlement arising from the second return of capital from SMP was $19.1 million. In 2006, we received an additional $16.9 million arising from both the first and the second return of capital from SMP. In 2007, we received $7.4 million arising from the second return of capital from SMP.
     In December 2007, the investment in the Fund which was classified as a cash equivalent since the time of placement in 2003, was reclassified to other investments and recorded as an investing cash outflow in 2007. In the same month, we received cash proceeds of $8.8 million in distributions from the Fund.
     We expect our capital expenditures for 2008 to be approximately $590 million, which does not take into consideration additional capital expenditures which we may incur in connection with the acquisition of HNS, to be funded through a combination of existing cash balance, cash flow operations and credit facilities, primarily for increasing the capacity of our 65nm and smaller technologies. With the above capital expenditure, Fab 7 is expected to have equipment (installed or available for installation) that is equivalent to a capacity of 30,000 300-mm wafers per month by December 2008. In December 2007, Fab 7 was equipped with a capacity of 20,000 300-mm wafers per month. We expect Fab 7 to have a total capacity of 45,000 300-mm wafers per month covering 0.13um to 45nm technology nodes. The capacity plan will take several years to complete and depends on market conditions, customer demand, adoption of next generation technologies and our financial plans. The total capital expenditure is expected to be approximately $4,200 million to $4,500 million for the planned capacity of 45,000 300-mm wafers per month. As of December 31, 2005, December 31, 2006 and

December 31, 2007, we have spent an accumulated total of $1,204.4 million, $1,641.6 million and $2,144.2 million, respectively, on the equipping of Fab 7. As of December 31, 2005, December 31, 2006 and December 31, 2007, we had commitments on contracts for capital expenditures of $205.7 million, $525.2 million and $280.6 million, respectively.
     The nature of our industry is such that, in the short-term, we may reduce our capital expenditures by delaying planned capital expenditures in response to a difficult business environment. However, the semiconductor market is characterized by rapid technological change and the importance of economies of scale, which we expect to result in significant capital expenditure requirements. Factors that may affect our level of future capital expenditures include the degree and the timing of technological changes within our industry, changes in demand for the use of our equipment and machinery as a result of changes to our customer base and the level of growth within our industry as discussed in “Item 3. Key Information — D. Risk Factors” and elsewhere in this document.
Historic financing cash flows
     Net cash provided by financing activities was $444.8 million and $386.5 million in 2005 and 2007, respectively, while net cash used in financing activities was $205.0 million in 2006.
     We commenced the draw down of the EXIM Guaranteed Loan in 2005. In 2005 we also issued the 5.75% senior notes due 2010, the 6.375% senior notes due 2015, the 6.00% amortizing bonds due 2010 and the convertible redeemable preference shares. The borrowings from the 5.75% senior notes due 2010, the 6.375% senior notes due 2015 and the 6.00% amortizing bonds due 2010 extended the maturity terms of our debt profile. With a portion of the proceeds from these borrowings and the issuance of the convertible redeemable preference shares, we also made repayments of debt in 2005, including the repurchase of the 2.5% convertible notes due 2006 and the related interest payments arising from our cash tender offer for the 2.5% convertible notes due 2006.
     In 2006, we replaced debt with short remaining terms to maturity with debt that matures over a longer term. Such repayments of debt in 2006 included the facility agreement we have with SMBC and Oversea-Chinese Banking Corporation, or OCBC, for a $200 million term loan facility (with a $100 million greenshoe option), or SMBC/OCBC Term Loan. The SMBC/OCBC Term Loan was fully repaid in 2006 using the proceeds from the issuance of the 6.25% senior notes due 2013 in April 2006, the 2.5% senior convertible notes due 2006 which matured and were fully redeemed in April 2006 and the CSP syndicated loan which matured and was fully repaid in September 2006.
     In 2007, we made principal repayments of $64.8 million for the EXIM Guaranteed Loan, and fully repaid the $50.0 million BOA Term Loan which was fully drawn down in 2005. We drew down on the BOA short-term credit and the revolving loan facilities, and the SMBC revolving loan facility, totaling $270.0 million. All three facilities were fully repaid in January 2008. We also drew down $284.1 million from the second tranche of the first $653.1 million EXIM Guaranteed Loan. Refer to Notes 14 and 15 of the consolidated financial statements for more details on our outstanding loans.
     Cash flows from financing activities also included receipts of refundable customer deposits of $81.3 million, $45.2 million and $0.2 million in 2005, 2006 and 2007, respectively. Conversely, we made refunds of such customer deposits of $22.0 million, $72.1 million and $28.6 million in 2005, 2006 and 2007, respectively.
     The restricted cash related to cash amounts reserved in a bank account and restricted for the purpose of semi-annual principal and interest repayments, and commitment fees related to the EXIM Guaranteed Loan. The increase in restricted cash in 2006 compared to 2005 and 2007 was due primarily to the initial placement of restricted cash in 2006 for the commencement of principal repayment of the EXIM Guaranteed Loan in early 2007.
Grants for research and development and training
     In 2005, 2006 and 2007 we received $7.5 million, $1.9 million and $8.5 million, respectively, in grants from various agencies of the Government of Singapore, which are included in operating cash flows. The amounts received under these grants relate to a portion of depreciation expenses arising from our R&D related capital expenditures and for certain material, training and staffing costs associated with some of our process technology development and staff training programs. These grants are disbursed in connection with the research, development and training carried out in Singapore based on the terms of the respective grants, the amount of qualifying expenditures incurred and the achievement of the conditions attached to the grants. We recorded grants as a reduction of the expenses which they are intended to reimburse. Such grants recorded in 2005 were insignificant while grants recorded in 2006 and 2007 were $4.6 million and $20.1 million, respectively.
     We expect that the amount of such grants we may be eligible to receive from the Government of Singapore will be higher in 2008, as compared with 2007. The grants expected to be received in 2008 relate primarily to a portion of depreciation expenses arising from our R&D related capital expenditures and for certain training and staffing costs associated with our 65nm and smaller technologies process technology development programs and staff training programs to be incurred in Singapore. See also “Item 4, Information on our Company — B. Business Overview — Research and Development” for further details.
Off-balance sheet arrangements
     We were not a party to any off-balance sheet arrangements as of December 31, 2007, as defined in Item 303(a)(4)(ii) of SEC Regulation S-K other than the 2006 Option which is further discussed in the “— Liquidity and Capital Resources — Current and expected liquidity” section above. We do not currently have any relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purpose entities, which might be established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes.
Outstanding indebtedness
     As of December 31, 2007, our total loans outstanding were $1,770.3 million as follows:

As of
December 31,
2007
(In thousands)
Short-term debt consists of:
Bank of America Short-Term Credit Facility	70,000
Bank of America Revolving Facility	50,000
Sumitomo Mitsui Banking Corporation Revolving Facility	150,000

$270,000
Long-term debt consists of:
EXIM Guaranteed Loan	543,501
6.00% amortizing bonds due 2010	29,659
5.75% senior notes due 2010	372,700
6.25% senior notes due 2013	297,752
6.375% senior notes due 2015	247,092
Others	9,633

$1,500,337

Total outstanding loans	$1,770,337

Refer to Notes 14 and 15 of the consolidated financial statements for more details on our outstanding loans.
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
     Under the shareholding covenants of some of our loans, Temasek is required to own, directly or indirectly, a certain percentage of our outstanding shares, or is required to be our single largest shareholder. If Temasek does not meet the requirements of these shareholding covenants, we could be in default under these loans and the lenders would have the right to require us to repay or accelerate our obligation to repay the outstanding borrowings under these loan documents. In some cases, a default could also cause cross-defaults under other loans and could seriously harm us. In addition, the outstanding loans and unutilized banking facilities available to us impose other restrictive covenants that are customary to loan documents, such as restrictions on incurring further indebtedness, creating security interests over our assets, payments of dividends, disposals of assets, and mergers and other corporate restructurings.
     As of December 31, 2007, we believe we were in compliance with the various financial, shareholding and other restrictive covenants in our loan documents. If we fail to comply with any of the loan covenants, we could be in default under the loan documents and the lenders would have the right to require us to repay or accelerate our obligation to repay the outstanding borrowings under the loan documents. In some cases, a default could also cause cross-defaults under other loans and could seriously harm us.
Contractual obligations
     The following table sets forth the payments due related to specific contractual obligations as of December 31, 2007:

	Payments due by period (in thousands)
		Less than	1 — 3	3 — 5	More than
	Total	1 year	years	years	5 years
Short-term and long-term debt including principal and interest (1)	$2,113,000	$428,125	$775,748	$256,449	$652,678
Capital lease obligations including principal and interest	123,409	9,912	19,823	19,823	73,851
Capacity deposits (2)	5,407	5,407	—
Operating lease obligations	94,513	7,029	9,920	8,546	69,018
Purchase obligations under (3):
Capital expenditures	450,463	448,837	1,626	—	—
Technology agreements	269,000	121,500	147,500	—	—
Other	282,701	281,327	775	357	242
FIN 48 liability (4)	5,990	—	—	—	—
Other long-term liabilities	19,304	—	—	—	19,304

Total	$3,363,787	$1,302,137	$955,392	$285,175	$815,093

Notes:

(1)	These amounts represent the expected principal and interest repayments at each of the periods indicated and do not include the unamortized debt discount relating to the senior notes. The 5.75% senior notes due 2010, the 6.25% senior notes due 2013 and the 6.375% senior notes due 2015 were issued at a price of 98.896%, 99.053% and 98.573%, respectively, of the principal amount. As of December 31, 2007, the carrying amounts of the 5.75% senior notes due 2010, the 6.25% senior notes due 2013 and the 6.375% senior notes due 2015 were $372.7 million, $297.8 million and $247.1 million, respectively, as the unamortized debt discount was reported as a direct reduction to the carrying amounts of the senior notes. The estimated interest repayments on floating-rate obligations were calculated using the prevailing floating interest rates related to these obligations as of December 31, 2007. Actual payments could differ from these estimates.

(2)	These amounts relate to our contractual obligation to refund deposits placed with us to secure wafer capacity for one of our more advanced technologies.

(3)	We have included purchase obligations that have been recorded on our consolidated balance sheet as of December 31, 2007 in the above table. These obligations amounted to $169.9 million, $7.6 million and $204.9 million for capital expenditures, technology agreements and other purchase obligations primarily relating to operating expenses, respectively.

(4)	As at December 31, 2007, our FIN 48 liability was $6.0 million. We were unable to reasonably estimate the timing of FIN 48 liability payments due to uncertainties in the timing of the effective settlement of tax positions.
     In the second quarter of 2006, 1,650 out of the originally issued 30,000 preference shares were converted into ordinary shares. Assuming no further conversion or any redemption of the preference shares until the maturity date on August 17, 2010, we will redeem, out of funds legally available for such payment, each remaining preference share at a redemption price equal to $10,000 per preference share. Refer to Note 17 of the consolidated financial statements for more details on the preference shares.
     Chartered and LSI Singapore have signed an assured supply and demand agreement with SMP. The agreement was intended to ensure that all of the fixed costs of SMP are recovered by allocating all of its wafer capacity to our company and LSI Singapore in accordance with the respective parties’ equity interest in SMP and each party would bear the fixed costs attributable to its allocated capacity. In September 2004, Chartered and LSI Singapore entered into an agreement pursuant to which both parties agreed to annually reimburse any losses suffered by SMP that are attributable to the respective parties. For the year ended December 31, 2007, SMP did not suffer any losses that were attributable to Chartered and accordingly no reimbursements were payable by Chartered to SMP. There were also no such reimbursements payable to SMP by Chartered in 2005 and 2006. To the extent that the number of wafers started for Chartered is less than Chartered’s allocated capacity in the future, there is no assurance that there will be no reimbursements payable to SMP by Chartered in respect of unrecovered fixed costs of SMP.
     We have disclosed the expected timing of payment of obligations and the amounts to be paid based on current information. Timing of payments and actual amounts paid may be different depending on the time of receipt of goods or services or changes to agreed-upon amounts or events for some obligations.
Special tax status
     We have been granted pioneer status under the Economic Expansion Incentives (Relief from Income Tax) Act (Chapter 86), or EEIA, of Singapore for:
•	the manufacture of integrated circuits using submicron technology at Fab 2 for a ten-year period beginning July 1, 1996. The pioneer status expired on June 30, 2006;

•	the wafer fabrication of Application Specific Integrated Circuits, or ASICs, and other advanced semiconductor devices at Fab 6 for a ten-year period beginning September 1, 2003; and

•	the wafer fabrication of integrated circuits at Fab 7 for a fifteen-year period beginning October 1, 2005.
     Under the EEIA, we have also been granted:
•	post-pioneer status for the manufacture of integrated circuits using submicron technology at Fab 2 for a five-year period beginning July 1, 2006;

•	development and expansion status for the manufacture of integrated circuits using submicron technology at Fab 3 for a five-year period beginning July 1, 2009; and

•	development and expansion status for the wafer fabrication of ASICs and other advanced semiconductor devices at Fab 6 for a five-year period beginning September 1, 2013.
     During the period in which our pioneer status is effective, subject to our compliance with certain conditions, income arising from our pioneer trade is exempted from Singapore income tax. During the period in which our post-pioneer status or development and expansion status is effective, subject to our compliance with certain conditions, income arising from the post-pioneer activities or development and expansion activities is taxed at a concessionary rate of 10%.
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
     Income arising from activities not covered under the pioneer status, post-pioneer status or development and expansion incentive status (hereinafter referred to as non-qualifying income) is taxed at the prevailing Singapore corporate tax rate of 18% for the year ended December 31, 2007. Thus, the income tax expense for the year ended December 31, 2007 is primarily related to non-qualifying income, such as interest income, rental income and income from the sale of wafers manufactured by technologies that are not granted preferential tax treatment.
     We were previously granted pioneer status for the manufacture of integrated circuits using submicron technology at Fab 3 for a ten-year period beginning July 1, 1999. During its pioneer period, Fab 3 had accumulated substantial wear and tear allowances relating to plant and machinery which it was unable to fully utilize against income from activities covered under the pioneer status. In addition, Fab 3 had tax losses incurred in fiscal years 1997 and 1998, which under the pioneer status, were not allowed for carry forward. We applied to revoke the pioneer status of Fab 3 in order to utilize these unabsorbed wear and tear allowances and tax losses against the non-qualifying income. The application was approved in September 2007 and we recorded an income tax benefit of $119.5 million. This tax benefit is available to offset tax paid or incurred in current and prior years. Relating to this, we expect to receive a refund of taxes of approximately $98.7 million previously paid on non-qualifying income from previous years. The balance of the income tax benefit, after offsetting taxes paid or incurred in prior years, was used to offset current year income tax expense.

Foreign currency risk
     See “Item 11, Quantitative and Qualitative Disclosures about Market Risk — Foreign currency risk.”
RECENT ACCOUNTING PRONOUNCEMENTS NOT YET ADOPTED
     In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements.” SFAS No. 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements. SFAS No. 157 does not require any new fair value measurements and eliminates inconsistencies in guidance found in various prior accounting pronouncements. SFAS No. 157 emphasizes that fair value is a market-based measurement, not an entity-specific measurement, and states that a fair value measurement should be determined based on the assumptions that market participants would use in pricing the asset or liability.
     In February 2008, the FASB issued FASB Staff Position, or FSP, SFAS No. 157-1, “Application of FASB SFAS No. 157 to SFAS No. 13 and Its Related Interpretive Accounting Pronouncements That Address Leasing Transactions,” and FSP SFAS No. 157-2, “Effective Date of SFAS No. 157.” FSP SFAS No. 157-1 excludes from the scope of SFAS No. 157 certain leasing transactions accounted for under SFAS No. 13, “Accounting for Leases”. FSP SFAS No. 157-2 delays the effective date of SFAS No. 157 from 2008 to 2009 for all nonfinancial assets and nonfinancial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually).
     The provisions of SFAS No. 157 will be applied prospectively to fair value measurements and disclosures for financial assets and financial liabilities and nonfinancial assets and nonfinancial liabilities recognized or disclosed at fair value in the financial statements on at least an annual basis beginning in the first quarter of 2008. While we do not believe the adoption of SFAS No. 157 will have a material impact on our consolidated financial statements at this time, we will monitor any additional implementation guidance that may be issued.
     In February 2007, the FASB issued SFAS No. 159, “Fair Value Option for Financial Assets and Financial Liabilities”. Under SFAS No. 159, entities will be permitted to measure various financial instruments and certain other assets and liabilities at fair value on an instrument-by-instrument basis (the fair value option). SFAS No. 159 is effective for financial statements issued for fiscal years beginning after Nov. 15, 2007. We do not believe the adoption of SFAS No. 159 will have a material impact on our consolidated financial statements.
     In December 2007, the FASB issued SFAS No. 141 (revised 2007), or SFAS No. 141R, “Business Combinations” which replaces FASB Statement No. 141. SFAS No. 141R establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, any non controlling interest in the acquiree and the goodwill acquired. The Statement also establishes disclosure requirements which will enable users to evaluate the nature and financial effects of the business combination. This statement is effective as of the beginning of an entity’s first fiscal year beginning after December 15, 2008. We are required to adopt this Statement in the first quarter of our fiscal year 2009 and are currently assessing the impact of adopting SFAS No. 141R.
     In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statement—amendments of ARB No. 51.” SFAS No. 160 states that accounting and reporting for minority interests will be recharacterized as noncontrolling interests and classified as a component of equity. The Statement also establishes reporting requirements that provide sufficient disclosures that clearly identify and distinguish between the interests of the parent and the interests of the noncontrolling owners. FAS 160 applies to all entities that prepare consolidated financial statements, except not-for-profit organizations, but will affect only those entities that have an outstanding noncontrolling interest in one or more subsidiaries or that deconsolidate a subsidiary. This statement is effective as of the beginning of an entity’s first fiscal year beginning after December 15, 2008. We are required to adopt this Statement in the first quarter of our fiscal year 2009 and are currently assessing the impact of adopting SFAS No. 160.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	DIRECTORS AND SENIOR MANAGEMENT
     The following table sets forth, as of January 31, 2008, the name, age and position of each director and member of senior management of our company. The business address of our directors and senior management is our principal office in Singapore.

Board of Directors

Name	Age	Position
James A. Norling(1)(2)(4)	65	Chairman of the Board
Chia Song Hwee(1)	45	Director
Andre Borrel(2)(4)	71	Director
Charles E. Thompson(2)(4)	78	Director
Tsugio Makimoto, PhD	70	Director
Tay Siew Choon(1)(2)(4)	60	Director
Peter Seah Lim Huat(1)(2)(4)	61	Director
Philip Tan Yuen Fah(3)	63	Director
Pasquale Pistorio	72	Director
Steven H. Hamblin (3)	59	Director
Maurizio Ghirga (3)	69	Director
Senior Management

Name	Age	Position
Chia Song Hwee	45	President and Chief Executive Officer
George Thomas	54	Senior Vice President and Chief Financial Officer
Ang Kay Chai	48	Senior Vice President, Worldwide Sales and Marketing
Hsia Liang Choo, PhD	59	Senior Vice President, Technology Development
Simon Yang, PhD	48	Senior Vice President, Fab Operations and Chief Technology Officer
Baskara Rao Paidithali(5)	42	Vice President, Chief Information Officer
Leow Kim Keat	45	Vice President, Customer Support Operations and Supply Management Organization
Kevin Meyer(6)	55	Vice President, Industry Marketing and Platform Alliances
Ng Seng Huwi	50	Vice President, Human Resources
Tony Tsai	58	Vice President, Quality and Reliability Assurance

Notes:

(1)	Member of the Executive Committee.

(2)	Member of the Executive Resource and Compensation Committee, or the ERCC.

(3)	Member of the Audit Committee.

(4)	Member of the Nominating Committee.

(5)	Appointed as Vice President, Chief Information Officer in July 2007.

(6)	Appointed as Vice President, Industry Marketing and Platform Alliances, in June 2007.

Biographical Information
James A. Norling
     James A. Norling has served on our Board of Directors since March 1, 2001 and as our Chairman of the Board since August 1, 2002. Mr. Norling also served as interim Chief Executive Officer from May 2002 to June 2002. He has 37 years of working experience in the electronics industry. Mr. Norling was with Motorola Inc. from 1965 to 2000 holding various positions, including President of the Semiconductor Products Sector in 1986, President of the Europe, Middle East and Africa region in 1993, Deputy to the Chief Executive Officer in 1998 and President of the Personal Communications Sector from 1999 until his retirement. He has previously served as a board member and the Chairman of the Semiconductor Industry Association. Mr. Norling is currently a board member of Harley-Davidson, Inc. Mr. Norling holds a Bachelor of Science and a Master’s degree in Electrical Engineering from the University of Illinois.
Chia Song Hwee
     Chia Song Hwee has served on our Board of Directors and as our President and Chief Executive Officer since June 2002. Prior to his appointment, Mr. Chia had served as our Chief Administrative Officer since September 2000, as our Senior Vice President from February 2000 to June 2002 and as our Chief Financial Officer from December 1997 to June 2002. Mr. Chia was our Director of Finance from April 1996 to December 1997. Since joining our company in 1996, his responsibilities have steadily expanded to include the areas of finance, strategic development, technology alliances and legal. From May 1992 through December 1994, Mr. Chia was Regional Financial Controller (Asia and Middle East) for Anadrill Technical Services, Inc. From January 1995 to April 1996, Mr. Chia was Regional Controller (Asia, Australia and Middle East) for Sedco Forex Technical Services, Inc. Mr. Chia received his Bachelor of Business (Accountancy), with distinction, from Edith Cowan University, Australia and is a member of CPA Australia.
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
Tsugio Makimoto, PhD
     Dr. Tsugio Makimoto has served on our Board of Directors since September 1999 and has more than 40 years of working experience in the semiconductor industry. He is currently a consultant in the field of electronics after retiring from Sony Corporation, or Sony, in May 2005. He joined Sony in 2000 as Corporate Senior Executive Vice President and became Corporate Advisor in 2001. Prior to joining Sony, Dr. Makimoto worked for Hitachi Ltd from 1959 where he held various senior positions, including Executive Managing Director in 1993, Senior Executive Managing Director in 1997 and Corporate Chief Technologist from 1998 to 2000. Dr. Makimoto was an auditor of Hitachi Chemical Corporation from 2000 to 2003. Dr. Makimoto is currently the Chairman of PDF Solutions (Japan) KK. He was nominated a Fellow of the Institute of Electrical and Electronics Engineers, Inc. in 1997. Dr. Makimoto was also a visiting professor at Toyo University (1999-2001).
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
Peter Seah Lim Huat
     Peter Seah has served on our Board of Directors since January 2002. Mr. Seah is currently a member of the Temasek Advisory Panel. Prior to the cessation of operations of Singapore Technologies Pte Ltd on December 31, 2004, Mr. Seah was the President and Chief Executive Officer of Singapore Technologies Pte Ltd. Before joining Singapore Technologies Pte Ltd, he was a banker for 32 years, 22 of which were with the Overseas Union Bank Ltd and before that with Citibank. He retired from his position as Vice Chairman and Chief Executive Officer at Overseas Union Bank Ltd in September 2001. Mr. Seah currently sits on the board of various companies including SembCorp Industries Ltd, CapitaLand Ltd, ST Engineering Ltd and STATS ChipPAC Ltd. (formerly known as ST Assembly Test Services Ltd). Mr. Seah graduated from the former University of Singapore in 1968 with an honors degree in Business Administration. For his public service, he was awarded the Public Service Medal (1995) as well as the Public Service Star (1999) by the Singapore Government.
Philip Tan Yuen Fah
     Philip Tan has served on our Board of Directors and as our Chairman of the Audit Committee since October 2003. He also currently sits on the board of various companies, including Guthrie GTS Ltd and Singapore Food Industries Ltd. Mr. Tan was in the commerce and industry sector for 11 years prior to entering the banking and financial sector. He joined the Overseas Union Bank in 1979 holding various senior positions and retired in 2002 as Executive Vice President. Mr. Tan holds a Bachelor of Accountancy from the University of Singapore and a Bachelor of Laws from the University of Wolverhampton, UK. He also holds a post-graduate diploma in Business Administration from the Manchester Business School, UK. He is a Fellow of the Institute of Certified Public Accountants of Singapore, CPA (Australia), Association of Chartered Certified Accountants, UK and an Associate of the Chartered Institute of Management Accountants, UK.
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
Steven H. Hamblin
     Steven H. Hamblin has served on our Board of Directors and as a member of the Audit Committee since January 2006. He is currently an independent consultant. Mr. Hamblin brings to Chartered more than 30 years of experience in the electronics industry. From 1984 to 1996, Mr. Hamblin held various senior positions in Compaq Computer Corporation or Compaq, including Vice President of Systems Division Operations, Vice President of Finance and Manufacturing Strategy, and Vice President and General Manager of the Asia/Pacific Division. Prior to joining Compaq, Mr. Hamblin held various financial controller positions with Texas Instruments and General Instrument. Mr. Hamblin holds a Bachelor of Science degree in Civil Engineering from the University of Missouri, Columbia and a Master of Science degree in Industrial Administration from Carnegie-Mellon University. Mr Hamblin is also a licensed CPA in the State of Texas.
Maurizio Ghirga
     Maurizio Ghirga has served on our Board of Directors and as a member of the Audit Committee since November 2006. Mr. Ghirga brings to Chartered more than 40 years of experience in the electronics and oil industries. Mr. Ghirga held various senior positions with ESSO Italy and ESSO Chemical Italy, both subsidiaries of EXXON Co. prior to joining SGS Microelectronics in 1983 as the chief financial officer. After the merger of SGS Microelectronics and Thomson Semiconductors and the formation of SGS-Thomson (now known as ST Microelectronics) in 1987, Mr. Ghirga was appointed as the corporate vice president and chief financial officer. Mr Ghirga, in his capacity as chief financial officer of ST Microelectronics, contributed to the initial public offering of ST Microelectronics on the New York Stock Exchange in 1994. After his retirement in 2003, Mr. Ghirga served as the senior advisor to the president of ST Microelectronics. From early 2005 to the middle of 2006, Mr. Ghirga was the president and chief executive officer of Accent srl Design Technology Services, a silicon-design joint venture company between ST Microelectronics and Cadence Design Systems Inc. Mr. Ghirga holds degrees in economics and finance at the University of Genoa.
George Thomas
     George Thomas has served as our Senior Vice President and Chief Financial Officer since March 2005 and oversees our company’s finance, investor relations and legal functions. He also served as our Vice President and Chief Financial Officer from June 2002 to February 2005 and Vice President of Finance from September 2000 to June 2002. He joined our company in May 2000 as Group Controller. Mr. Thomas began his Finance/Accounting career with Canadian Met-Chem, a subsidiary of U.S. Steel Corporation as Internal Auditor and Senior Accounts Executive in 1978. From June 1983 to April 2000, he held various positions at Schlumberger’s Sedco Forex Division, including Controller, Operations-Worldwide, Regional Controller, Asia & Australia, Controller, Indonesia Operations, and Finance Manager of Arabian Drilling Company, a joint venture between Schlumberger and Petromin. He has served on the Board of Directors of Chartered Silicon Partners Pte Ltd since April 2001 and the Board of Directors of Silicon Manufacturing Partners Pte Ltd as an alternate director since July 2003. Mr. Thomas received his Bachelor’s degree in Commerce and in General Law. He is also a member of the Institute of Chartered Accountants of India.
Ang Kay Chai
     Ang Kay Chai was appointed as Senior Vice President of Sales and Marketing in April 2007. In this role, Mr. Ang has overall responsibility for global sales, marketing, services, customer support, and regional business operations. Prior to this appointment, Mr. Ang served as senior vice president of fab operations, with responsibility for the manufacturing strategy and operational excellence across all of Chartered’s fabs, including the ramp of Chartered’s fully automated 300mm facility, Fab 7. Mr. Ang first joined Chartered in 1989 and led the initial conception, development, and ramp up of Chartered’s Fab 2 and Fab 3. Mr. Ang left Chartered in 1998 to join Silterra Malaysia Sdn Bhd, where he was responsible for green field fab startup and was involved in technology transfer activities, before rejoining Chartered in 2002. Mr. Ang holds a Master’s degree in engineering from the University of Texas and a Bachelor’s degree in engineering from the National University of Taiwan.
Hsia Liang-Choo, PhD
     Dr. Hsia Liang-Choo has served as our Senior Vice President, Technology Development since June 2005. He is responsible for Chartered’s technology development organization and directing our company’s efforts toward technology leadership in the foundry industry. From October 2000 to May 2005, Dr. Hsia served as our Vice President of Advanced Module Development and led Chartered’s collaborative development efforts at 90nm and 65nm technologies. Dr. Hsia draws on nearly 25 years of experience in semiconductor technology development. Prior to joining Chartered, Dr. Hsia was director of technology development at United Microelectronics Corporation in Taiwan. He also spent over a decade with IBM as an advisory scientist in various divisions. Dr. Hsia has been awarded 25 U.S. patents with 16 more pending, and his work has been featured in more than 80 technical publications. Dr. Hsia holds a Doctorate degree in physics from Ohio State University.
Simon Yang, PhD
     Dr. Simon Yang has served in the dual role of Senior Vice President of Fab Operations and Chief Technology Officer since April 2007. Dr. Yang’s role is to forge tighter integration between our company’s technology development and manufacturing. Dr. Yang joined Chartered in October 2005 as Senior Vice President and Chief Technology Officer, with responsibility for developing and driving strategic programs in support of Chartered’s corporate objectives and long-term strategic direction. In his current role, he also has responsibility for driving the manufacturing strategy and operational excellence across all of Chartered’s fabs, including its latest, fully automated 300mm facility. Dr. Yang brings more than 20 years of experience in the semiconductor industry. He previously held key positions in technology development and advanced fab operations. Dr. Yang was a senior vice president for logic technology development and manufacturing at Semiconductor Manufacturing International Corporation (SMIC) and prior to that, a director of logic device and process integration at Intel. Prior to joining Chartered, he was president and Chief Executive Officer of Ciwest, a semiconductor start-up based in China. Dr. Yang has been awarded 12 U.S. patents and is the author or co-author of more than 30 technical papers. Dr. Yang holds a Bachelor’s degree in electrical engineering from Shanghai University of Science and Technology, and a Master’s degree in physics and doctorate degree in materials engineering from Rensselaer Polytechnic Institute in Troy, New York.

Baskara Rao Paidithali
     Baskara Rao Paidithali has served as our Vice President and Chief Information Officer (CIO) since July 2007. In this role, Mr. Rao manages our company’s global information technology (IT) and is responsible for driving our strategic initiative to establish an IT business systems network for supporting the business requirements of customers, partners, suppliers and employees. Mr. Rao brings more than 18 years of IT expertise to Chartered. Previously, Mr. Rao served as CIO for Philips Lighting Asia Pacific based in Hong Kong, with responsibility for IT excellence in the Asia Pacific region. Mr. Rao managed several key projects, driving improvement processes contributing to efficiency in operational and IT investments. Mr. Rao holds a Bachelor of Science (Computer) degree from the University Science of Malaysia, and an MBA from Herriot-Watt University, Edinburgh, UK.
Leow Kim Keat
     Leow Kim Keat was appointed Vice President, Customer Support Operations and Supply Management Organization (SMO) in November 2006. Previously vice president of customer support operations, Mr. Leow took on the added role of SMO leadership in November 2006, overseeing the company’s relationships with vendors and turnkey partners. Meanwhile, Mr. Leow continues to lead the customer support operations, as he has since February 2002, with responsibilities for corporate factory planning, industrial engineering, and planning systems. Mr. Leow has over 21 years of experience in semiconductor manufacturing, including more than 14 years with Chartered. Prior to Chartered, Mr. Leow spent over seven years at Texas Instruments Singapore where he held various manufacturing positions. Mr. Leow holds a Bachelor of Science from the National University of Singapore and a Graduate Diploma in Business Administration from the Singapore Institute of Management.
Kevin Meyer
     Kevin Meyer served as Vice President of Industry Marketing and Platform Alliances since June 2007. In this role, Mr. Meyer leads the team working with IBM and Samsung to drive an industry platform initiative for single-design, multi-sourcing solutions based on designs down to 32nm technologies, building on a collaborative development relationship which also includes Infineon, Freescale and STMicroelectronics. Previously, Mr. Meyer was our vice president of worldwide marketing and services, leading the global organization that drove our strategy, as well as our product, corporate and regional marketing initiatives. Mr. Meyer has more than 25 years of broad IDM, foundry, and systems experience in the industry and has been with Chartered for a total of seven years. Four years ago, he returned to Chartered after almost two years as the vice president of marketing for MIPS Technologies, an intellectual property company specializing in microprocessors. Mr. Meyer also draws on over 15 years of experience at Motorola, where he held a number of global executive positions in sales, marketing, operations and engineering. In the early 1990s, he was the head of Reduced Instructions Set Computing marketing at Motorola when Apple, IBM, and Motorola formed the Apple/IBM/Motorola alliance for PowerPC. He was also the general manager of Motorola’s Computer Group in Asia/Pacific & Japan in the mid 1990s when Motorola licensed the Apple’s Mac(intosh) Operating System and built Mac & Windows NT-compatible computers in Nanjing, China. There, he was chairman of one of Motorola’s five joint ventures. Mr. Meyer has Bachelor’s degrees in business administration, computer science, and industrial technology.
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
     Our compensation mix consists of annual base salary, short-term incentives, long-term incentives and other benefits. We provide competitive annual base salary to our employees. Short-term incentives are paid in the form of variable cash bonuses on a quarterly and annual basis. Employees are rewarded for meeting short-term company financial targets. The short-term incentives are also based on overall individual performance and behavioral ratings.
     The long-term incentives comprise deferred retention plans for critical resources and share-based compensation plan. Deferred retention plans refer to compensation schemes where monetary rewards are granted to employees who are our critical resources but the payments are deferred over a period of time. We currently have five share-based compensation plans, namely our Share Option Plan 1999, or the 1999 Option Plan, our Chartered Employee Share Purchase Plan, or Chartered ESPP 2004, the Share Purchase Plan for employees of SMP, or SMP ESPP 2004, the Chartered Restricted Share Unit Plan 2007, or the RSU Plan, and the Chartered Performance Share Unit Plan 2007, or the PSU Plan. The objective of the share-based compensation plans is to reward key employees for achieving long-term company targets and to create employee share ownership. Participation in the share-based compensation plan depends on the individual responsibility, performance level and contributions to the business. Other benefits provided to employees include leave, medical, group insurance and other employee welfare benefits, which we believe are comparable to industry practices. We also regularly organize activities for employees and their families to enhance their work-life balance.
     Our overall compensation philosophy is to ensure competitive annual base salary and benefits to our employees, with variable components tied to delivery of company financial results, and individual performance and contributions to the business.
     During 2007, we granted options to purchase 2,412,000 ordinary shares to our directors and senior management. These options were granted under our 1999 Option Plan. The exercise price of these options is S$1.07. The expiration dates of these options range from August 31, 2012 to August 31, 2017, subject to annual vesting requirements. We had in 2007 also granted 4,060,510 RSUs to our directors, mid and senior level managerial employees under our RSU Plan and 2,315,630 PSUs to our senior executives under our PSU Plan. The options, RSU & PSU grants have been accepted by our grantees. See “Item 6. Directors, Senior Management and Employees — E. Share ownership for Directors and Senior Management” for further details.
     The aggregate compensation we paid to or accrued, excluding share-based compensation cost, for all of our directors and senior management for services rendered to us and our subsidiaries in 2006 and 2007 were approximately $6.0 million and $5.2 million, respectively. The decrease is mainly due to the reduced variable bonus awarded to the senior management in view of the overall performance of our company in 2007.
     We also provide our directors and our senior management with customary director or senior management insurance, as appropriate. Our President and Chief Executive Officer does not have a guaranteed minimum annual bonus.
     We provide tables below setting out the cash-based and share-based compensation paid or proposed to be paid to our directors for services rendered in 2007.
     We also provide below tables setting out the aggregate cash-based and share-based compensation paid to our President and Chief Executive Officer and our top four senior executives for services rendered in 2007. The tables also set out the names of the top four senior executives and a breakdown in percentage terms of the remuneration earned through base salary, variable or performance-related bonuses, benefits in kind, share options, RSUs and PSUs granted.
     The following tables set forth the cash-based and share-based compensation for directors for services rendered in 2007. For disclosure purposes, all payments in Singapore dollars are converted to United States dollars based on our company’s corporate exchange rate of S$1.4536 = $1.00 as of December 31, 2007.

	Cash-Based Compensation
	($ in thousands)
	Salary(1)	Bonus	Others(2)	Director’s Fees(3)	Total
Chia Song Hwee	542	—	77	—	619
James A. Norling	—	—	—	101	101
Andre Borrel	—	—	—	57	57
Charles E. Thompson	—	—	—	56	56
Tsugio Makimoto	—	—	—	50	50
Tay Siew Choon	—	—	—	43	43
Peter Seah Lim Huat	—	—	—	50	50
Philip Tan Yuen Fah	—	—	—	50	50
Pasquale Pistorio	—	—	—	41	41
Steven H. Hamblin	—	—	—	61	61
Maurizio Ghirga	—	—	—	61	61
Total as of December 31, 2007	542	—	77	570	1,189
Total as of December 31, 2006	490	469	149	591	1,699

Notes:

(1)	Base salary (inclusive of employers’ Central Provident Fund, or CPF).

(2)	Allowances (inclusive of employers’ CPF) and others.

(3)	Shareholders’ approval will be sought at our annual general meeting to be held in April 2008 for the payment of our directors’ fees of approximately $570,000 for the fiscal year ended December 31, 2007.

	Share-Based Compensation Granted in 2007
	Options	Exercise Price	Exercise Period of	Number of	Number of
	Granted(1)	S$	Options Granted	RSUs(2)	PSUs(3)
Chia Song Hwee	470,000	1.07	31/08/2008 to 31/08/2017	325,230	240,320
James A. Norling	60,000	1.07	31/08/2008 to 31/08/2012	25,450	—
Andre Borrel	35,000	1.07	31/08/2008 to 31/08/2012	14,840	—
Charles E. Thompson	35,000	1.07	31/08/2008 to 31/08/2012	14,840	—
Tsugio Makimoto	35,000	1.07	31/08/2008 to 31/08/2012	14,840	—
Tay Siew Choon	35,000	1.07	31/08/2008 to 31/08/2012	14,840	—
Peter Seah Lim Huat	47,500	1.07	31/08/2008 to 31/08/2012	20,190	—
Philip Tan Yuen Fah	47,500	1.07	31/08/2008 to 31/08/2012	20,190	—
Pasquale Pistorio	35,000	1.07	31/08/2008 to 31/08/2012	14,840	—
Steven H. Hamblin	35,000	1.07	31/08/2008 to 31/08/2012	14,840	—
Maurizio Ghirga	35,000	1.07	31/08/2008 to 31/08/2012	14,840	—
Total as of December 31, 2007	870,000			494,940	240,320

Notes:

(1)	In number of ordinary shares.

(2)	Restricted Share Units, or RSUs granted under the Chartered Semiconductor Manufacturing Ltd Restricted Share Unit Plan 2007. One RSU entitles the holder thereof to one ordinary share upon vesting. RSUs awarded under the RSU Plan are subject to time-based vesting conditions as well as other conditions as may be determined by the ERCC in accordance with the provisions of the RSU Plan.

(3)	Performance Share Units, or PSUs granted under the Chartered Semiconductor Manufacturing Ltd Performance Share Unit Plan 2007. One PSU entitles the holder thereof to one ordinary share upon vesting. PSUs granted under the PSU Plan are subject to certain pre-determined conditions and time-based vesting conditions, which are determined by the ERCC at the grant date. The final number of PSUs awarded, if any, will depend on the achievement of those conditions and the PSUs awarded will vest after the third anniversary of the date of grant.
     The following tables set forth the cash-based and share-based compensation for our President and Chief Executive Officer and our top four senior executives for services rendered in 2007. Percentage amounts represent the amount of salary, bonus or others, as the case may be, as a percentage of total compensation. For disclosure purposes, all payments in Singapore dollars are converted to United States dollars based on our company’s corporate exchange rate of S$1.4536 = $1.00 as of December 31, 2007.

	Cash-Based Compensation
	($ in thousands)
	Salary(1)	Bonus(2)	Others(3)	Total
$450,000 — $649,999
Chia Song Hwee	542	—	77	619
	88%		12%	100%
Aggregate of top four senior executives for 2007	1,529	—	686	2,215
Average per person for 2007	382	—	172	554
Ang Kay Chai	88%	0%	12%	100%
George Thomas	72%	0%	28%	100%
Hsia Liang Choo	58%	0%	42%	100%
Yang Simon Shi-Ning	64%	0%	36%	100%
Aggregate of top four senior executives for 2006	1,344	516	559	2,419
Average per person for 2006	336	129	140	605

Notes:

(1)	Base salary (inclusive of employers’ Central Provident Fund (CPF)).

(2)	Bonus paid in 2007 for services rendered in 2006, inclusive of employer CPF contribution.

(3)	Allowances (inclusive of employers’ CPF) and others.

	Share-Based Compensation Granted in 2007
	Total
	Options	Exercise	Exercise period of	Number of	Number of
	Granted	Price (S$)	Options Granted	RSUs(1)	PSUs(2)
Chia Song Hwee	470,000	1.07	31/08/2008 to 31/08/2017	325,230	240,320
Ang Kay Chai	187,000	1.07	31/08/2008 to 31/08/2017	128,970	148,590
George Thomas	187,000	1.07	31/08/2008 to 31/08/2017	128,970	148,590
Hsia Liang Choo	127,000	1.07	31/08/2008 to 31/08/2017	126,160	148,590
Yang Simon Shi-Ning(3)	500,000	1.07	31/08/2008 to 31/08/2017	128,970	148,590

Notes:

(1)	Restricted Share Units, or RSUs, granted under the Chartered Semiconductor Manufacturing Ltd Restricted Share Unit Plan 2007. One RSU entitles the holder thereof to one ordinary share upon vesting. RSUs awarded under the RSU Plan are subject to time-based vesting conditions as well as other conditions as may be determined by the ERCC in accordance with the provisions of the RSU Plan.

(2)	Performance Share Units, or PSUs, granted under the Chartered Semiconductor Manufacturing Ltd Performance Share Unit Plan 2007. One PSU entitles the holder thereof to one ordinary share upon vesting. PSUs granted under the PSU Plan are subject to certain pre-determined conditions as well as time-based vesting conditions, which are determined by the ERCC at the grant date. The final number of PSUs awarded, if any, will depend on the achievement of those conditions and the PSUs awarded will vest after the third anniversary of the date of grant.

(3)	Options granted in 2007 per employment contract dated August 26, 2005.

C.	BOARD PRACTICES
BOARD COMPOSITION
     Our Articles of Association set the minimum number of directors at two. We currently have 11 directors. A portion of our directors (including our President and Chief Executive Officer) retire by rotation and are re-elected at each annual general meeting of shareholders. The number of directors retiring and eligible to stand for re-election each year varies, but generally, it is equal to one-third of the board, with the directors who have been in office longest since their re-election or appointment standing for re-election. Our contracts with our directors (and also our senior management) do not have fixed expiry dates but can be terminated by either party subject to notice provisions. None of our directors receive benefits upon termination of their appointment in their capacity as directors. Dr. Tsugio Makimoto will be retiring at our annual general meeting of shareholders to be held on April 30, 2008 and will not be seeking re-election and re-appointment.
     As of December 31, 2007, Temasek, through its subsidiary, ST Semiconductors, beneficially owned approximately 59.47% of our outstanding ordinary shares. As such, it is able to control actions over many matters requiring approval by our shareholders, including the election of directors.
     Under Nasdaq rules, companies that satisfy the definition of a “Controlled Company” may be exempt from certain regulatory requirements. The regulatory requirements which a “Controlled Company” is exempt from include:
•	the requirement that a majority of Board members must be independent;

•	the requirement that the compensation committee must be comprised solely of independent directors, or that compensation of our senior management must be determined by a majority of the independent directors on the full Board; and

•	the requirement that the nomination committee must be comprised solely of independent directors or that nominations of directors must be made by a majority of the independent directors on the full Board.
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
     The Board of Directors held five meetings during the fiscal year ended December 31, 2007, including four regularly scheduled meetings and one special meeting. The Board of Directors also held meetings without senior management in regular sessions which are generally held immediately after a regularly scheduled Board meeting.
Committees of the Board of Directors
Executive Committee
     The Executive Committee of our Board of Directors was established to enable our Board to delegate some of its powers and functions regarding the governing of the affairs of our company and our subsidiaries to the Executive Committee in order to facilitate timely decision-making processes within the limits of authority as determined by our Board. The members of the Executive Committee are Messrs. James A. Norling (chairman), Peter Seah Lim Huat, Tay Siew Choon and Chia Song Hwee. No meeting was held by the Executive Committee during the fiscal year ended

December 31, 2007.
Audit Committee
     The Audit Committee of our Board of Directors consists of three members. The Audit Committee reviews, acts on and reports to the Board of Directors regarding various auditing and accounting matters. In particular, the Audit Committee reviews the financial statements of our company, the scope and results of annual audits (both internal and external), the recommendations of our independent auditors and the response of our company’s management to both the internal and external audits. The Audit Committee met four times in 2007 with the external and internal auditors without the presence of management. It also oversees related party transactions, including all material transactions between us and the Temasek group. In December 2004, the Audit Committee adopted a Whistleblower Program to encourage ethical conduct and facilitate disclosures. In addition, the Audit Committee has also established a Business Ethics and Review Committee to implement and administer our company’s policies on ethical conduct and to receive, retain, investigate and act on complaints and concerns of employees regarding violations of our company’s human resource policies addressing employee business practices and our code of ethics.
     The members of the Audit Committee are Messrs. Philip Tan Yuen Fah (chairman), Steven H. Hamblin and Maurizio Ghirga. The Audit Committee held seven meetings during the fiscal year ended December 31, 2007.
Executive Resource and Compensation Committee
     The Executive Resource and Compensation Committee, or ERCC, of our Board of Directors oversees executive compensation and development in our company with the goal of building capable and committed management teams through competitive compensation, focused management and progressive policies which can attract, motivate and retain a pool of talented executives to meet our current and future growth plans. The ERCC establishes compensation policies for key executives, approves salary reviews, bonuses and incentives for key executives, approves share incentives, including share options and share ownership plans for executives, approves key appointments and reviews succession plans for key positions, and oversees the development of key executives and talented executives.
     The members of the ERCC are Messrs. Peter Seah Lim Huat (chairman), James A. Norling, Andre Borrel, Charles E. Thompson and Tay Siew Choon. The ERCC held four meetings during the fiscal year ended December 31, 2007.
Nominating Committee
     The Nominating Committee of our Board of Directors was established primarily to support and advise our company in ensuring that the Board of our company is comprised of individuals who are best able to discharge their responsibilities as directors having regard to the law and the highest standards of governance. The Nominating Committee is responsible for recommending suitable candidates to the Board for election as directors of our company focusing, in particular, on candidates who can add value to the management through their contributions in the relevant strategic business areas and who collectively will result in a strong and diverse board.
     The members of the Nominating Committee are Messrs. James A. Norling (chairman), Peter Seah Lim Huat, Andre Borrel, Charles E. Thompson and Tay Siew Choon. The Nominating Committee held four meetings during the fiscal year ended December 31, 2007.

D.	EMPLOYEES
     As of December 31, 2007, our total staff strength (including employees of our subsidiary, CSP) was 5,125 employees. The following tables sets forth the total number of employees as of the dates indicated by functional responsibility and by geographical locations.

	As of December 31,
Functions	2005	2006	2007
Engineering (Modules, Yield Engineering, Process Integration, Product Engineering, Joint Venture Technology, Metrology)	1,677	1,856	2,054
Manufacturing Operations	880	1,011	1,146
Manufacturing Support	638	724	727
Research and Development	370	508	543
Administration, Marketing and Finance	508	582	655

Total	4,073	4,681	5,125

	As of December 31,
Geographical Locations	2005	2006	2007
Singapore	3,932	4,540	4,967
Americas	104	103	119
Europe	16	15	14
Asia-Pacific (other than Singapore)	21	23	25

Total	4,073	4,681	5,125

     As of December 31, 2007, we had a total of 596 temporary employees. The average number of temporary employees in 2007 based on the number of temporary employees at the end of each month end was 600.
     Our employees are not covered by any collective bargaining agreements and are not members of a union. We have not experienced any strikes or work stoppages by our employees. We consider our relationship with our employees to be good.
     We provide our employees with customary compensation and benefit plans, including employee bonus plans, an employee share option plan, an employee share purchase plan and employee share ownership plan. Employees of SMP, our 49% owned affiliate, are eligible to receive option grants under our company’s employee share option plan subject to certain exceptions as provided in the plan as well as participate in an employee share purchase plan with terms substantially similar to the share purchase plan for our employees. Employees of SMP are also eligible to receive share grants under our company’s employee share ownership plans subject to certain conditions as provided in the plans. Please see “Item 6. Directors, Senior Management and Employees — E. Share Ownership for Directors and Senior Management — Employee Benefit Plans” for a discussion of our share option plan, our share purchase plan and our employee share ownership plan.

E.	SHARE OWNERSHIP FOR DIRECTORS AND SENIOR MANAGEMENT
     The following table sets forth certain information with respect to the beneficial ownership of our ordinary shares, including ordinary shares held directly or in the form of ADSs, for each of our directors and our president and chief executive officer and all of our directors and senior management as a group as of December 31, 2007, based on an aggregate of 2,539,625,807 ordinary shares outstanding as of such date.

	No. of Ordinary
	Shares Beneficially
Directors	Owned(1)
James A. Norling	1,658,195	ö
Chia Song Hwee	7,681,007	÷
Andre Borrel	336,060	÷
Charles E. Thompson	325,750	÷
Tsugio Makimoto	269,000	>	Please see note (2) below
Tay Siew Choon	250,000	÷
Peter Seah Lim Huat	350,000	÷
Philip Tan Yuen Fah	265,000	÷
Pasquale Pistorio	2,630,000	÷
Steven H. Hamblin	80,000	ø
Maurizio Ghirga	0
All directors and senior management(3) as a group (21 persons)(4)	24,512,771

Notes:

(1)	Gives effect to the ordinary shares issuable within 60 days from December 31, 2007 upon the exercise of all options and other rights beneficially owned by the indicated shareholders on that date. Beneficial ownership is determined in accordance with the rules of the SEC and includes voting and investment power with respect to ordinary shares. Except for 36,000 shares held by James A. Norling which are jointly held, the persons named in the table have sole voting and sole investment control with respect to all ordinary shares beneficially owned.

(2)	Less than 1% of our outstanding ordinary shares as of December 31, 2007.

(3)	None of our directors or senior management individually owns 1% or more of our outstanding ordinary shares.

(4)	This includes the number of ordinary shares beneficially owned by Mr Tan Seng Chai, a member of our senior management, who resigned from our company and whose last day was on January 31, 2008.
Equity Awards for Directors
     The following table contains information pertaining to equity awards held by directors as of December 31, 2007.

Directors	Number of Ordinary Shares Issuable Upon Exercise of Options		Exercise Price S$	Exercise Period	Number of RSUs(1)	Number of PSUs(2)

James A. Norling	1,172,195		3.88	01/05/2002 to 01/05/2012	25,450	—
	50,000		0.72	28/02/2004 to 28/02/2008
	60,000		1.10	29/08/2004 to 29/08/2008
	110,000		1.70	27/02/2005 to 27/02/2009
	110,000		1.16	26/08/2006 to 26/08/2010
	120,000		1.21	25/08/2007 to 25/08/2011
	60,000	*	1.07	31/08/2008 to 31/08/2012

Chia Song Hwee	61,704		0.80	30/11/1998 to 29/11/2008	325,230	240,320
	26,444		0.80	30/04/1999 to 29/04/2009
	234,439		2.86	29/10/1999 to 29/10/2009
	70,331		2.86	29/04/2000 to 29/10/2009
	410,268		14.24	06/04/2001 to 06/04/2010
	527,487		10.12	03/10/2001 to 03/10/2010
	263,743		4.05	28/03/2002 to 28/03/2011
	263,743		4.26	15/08/2002 to 15/08/2011
	234,439		3.46	22/02/2003 to 22/02/2012
	2,344,391		1.86	30/08/2003 to 30/08/2012
	300,000		0.72	28/02/2004 to 28/02/2013
	700,000		1.10	29/08/2004 to 29/08/2013
	1,000,000		1.70	27/02/2005 to 27/02/2014
	220,000		1.02	30/07/2004 to 30/07/2014
	1,000,000		1.16	26/08/2006 to 26/08/2015
	1,000,000		1.21	25/08/2007 to 25/08/2016
	470,000	*	1.07	31/08/2008 to 31/08/2017

Andre Borrel	40,000		0.72	28/02/2004 to 28/02/2008	14,840	—
	45,000		1.10	29/08/2004 to 29/08/2008
	85,000		1.70	27/02/2005 to 27/02/2009
	60,000		1.16	26/08/2006 to 26/08/2010
	70,000		1.21	25/08/2007 to 25/08/2011
	35,000	*	1.07	31/08/2008 to 31/08/2012

Directors	Number of Ordinary Shares Issuable Upon Exercise of Options		Exercise Price S$	Exercise Period	Number of RSUs(1)	Number of PSUs(2)
Charles E. Thompson	25,000		0.72	28/02/2004 to 28/02/2008	14,840	—
	35,000		1.10	29/08/2004 to 29/08/2008
	60,000		1.70	27/02/2005 to 27/02/2009
	60,000		1.16	26/08/2006 to 26/08/2010
	70,000		1.21	25/08/2007 to 25/08/2011
	35,000	*	1.07	31/08/2008 to 31/08/2012

Tsugio Makimoto	60,000		1.70	27/02/2005 to 27/02/2009	14,840	—
	60,000		1.16	26/08/2006 to 26/08/2010
	70,000		1.21	25/08/2007 to 25/08/2011
	35,000	*	1.07	31/08/2008 to 31/08/2012

Peter Seah Lim Huat	40,000		0.72	28/02/2004 to 28/02/2008	20,190	—
	45,000		1.10	29/08/2004 to 29/08/2008
	85,000		1.70	27/02/2005 to 27/02/2009
	85,000		1.16	26/08/2006 to 26/08/2010
	95,000		1.21	25/08/2007 to 25/08/2011
	47,500	*	1.07	31/08/2008 to 31/08/2012

Tay Siew Choon	25,000		0.72	28/02/2004 to 28/02/2008	14,840	—
	35,000		1.10	29/08/2004 to 29/08/2008
	60,000		1.70	27/02/2005 to 27/02/2009
	60,000		1.16	26/08/2006 to 26/08/2010
	70,000		1.21	25/08/2007 to 25/08/2011
	35,000	*	1.07	31/08/2008 to 31/08/2012

Philip Tan Yuen Fah	85,000		1.70	27/02/2005 to 27/02/2009	20,190	—
	85,000		1.16	26/08/2006 to 26/08/2010
	95,000		1.21	25/08/2007 to 25/08/2011
	47,500	*	1.07	31/08/2008 to 31/08/2012

Pasquale Pistorio	60,000		1.16	26/08/2006 to 26/08/2010	14,840	—
	70,000		1.21	25/08/2007 to 25/08/2011
	35,000	*	1.07	31/08/2008 to 31/08/2012

Steven H. Hamblin	70,000		1.21	25/08/2007 to 25/08/2011	14,840	—
	35,000	*	1.07	31/08/2008 to 31/08/2012

Maurizio Ghirga	35,000	*	1.07	31/08/2008 to 31/08/2012	14,840	—

Note:

*	Options that were granted in 2007.

(1)	Restricted Share Units, or RSUs granted under the Chartered Semiconductor Manufacturing Ltd Restricted Share Unit Plan 2007. One RSU entitles the holder thereof to one ordinary share upon vesting. RSUs awarded under the RSU Plan are subject to time-based vesting conditions as well as other conditions as may be determined by the ERCC in accordance with the provisions of the RSU Plan.

(2)	Performance Share Units, or PSUs granted under the Chartered Semiconductor Manufacturing Ltd Performance Share Unit Plan 2007. One PSU entitles the holder thereof to one ordinary share upon vesting. PSUs granted under the PSU Plan are subject to certain pre-determined conditions and time-based vesting conditions, which are determined by the ERCC at the grant date. The final number of PSUs awarded, if any, will depend on the achievement of those conditions and the PSUs awarded will vest after the third anniversary of the date of grant.
Employee Benefit Plans
     We have five share-based compensation plans, namely the 1999 Option Plan, the Chartered ESPP 2004, the SMP ESPP 2004, the RSU Plan and the PSU Plan, each as described below.
Share Option Plan 1999
     In March 1999, we adopted our Share Option Plan 1999, which we refer to as the 1999 Option Plan. The purpose of the plan is to put our company in a competitive position as an employer. Options granted under the 1999 Option Plan may be non-statutory options or incentive stock options intended to qualify under Section 422 of the U.S. Internal Revenue Code of 1986, as amended, or the Code.
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
     As of December 31, 2007, options to purchase 115,019,326 ordinary shares were issued and outstanding under our 1999 Option Plan, of which options to purchase 28,084,032 ordinary shares were held by our directors and senior management. The exercise prices of all outstanding options range from S$0.69 to S$14.24 and the expiration dates of all options range from February 28, 2008 to October 24, 2017. The weighted-average exercise price of employee share options outstanding was $1.82 as of December 31, 2007.
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
Employee Share Purchase Plans
     In April 2004, we adopted our Chartered Employee Share Purchase Plan, which we refer to as the Chartered ESPP 2004, and Share Purchase Plan for Employees of SMP, which we refer to as the SMP ESPP 2004. The Chartered ESPP 2004 was established as part of our overall employee compensation policy to put our company and SMP in a competitive position as an employer. The Chartered ESPP 2004 and the SMP ESPP 2004 are on substantially similar terms except that the Chartered ESPP 2004 is intended to qualify under Section 423 of the Code while the SMP ESPP 2004 is not intended to qualify under Section 423 of the Code.
     The Chartered ESPP 2004 and SMP ESPP 2004 are administered by the ERCC. Subject to certain restrictions, our employees are eligible to participate in the Chartered ESPP 2004 and certain employees of SMP are eligible to participate in the SMP 2004. Eligible employees who elect to participate in the Chartered ESPP 2004 or the SMP ESPP 2004 may designate up to 10% of their respective monthly compensation towards the purchase of our company’s shares. Prior to March 2005, the purchase price of our company’s shares under Chartered ESPP 2004 and SMP ESPP 2004 prior to the offering cycle which commenced on March 1, 2005 was at a price representing the lower of (a) a 15% discount from the fair market value of the ordinary shares on the last trading day in such offering period, or (b) a 15% discount of the fair market value of the ordinary shares on the last trading day before the commencement of such offering period. The ERCC however may alter the method of determining the purchase price payable by the participants in order to reduce or eliminate any share-based compensation charge which our company may incur with respect to the Chartered ESPP 2004 or SMP ESPP 2004. With effect from March 1, 2005, the purchase price of our company’s shares under Chartered ESPP 2004 and SMP ESPP 2004 was increased to a price representing 95% of the fair market value of the ordinary shares applied to our company’s average share price on the last trading day of the offer period.
     The aggregate number of ordinary shares that are available for purchase under the Chartered ESPP 2004 and the SMP ESPP 2004 taken together is 30,000,000 ordinary shares with a limit of 3,000,000 ordinary shares per calendar year. A total of 1,284,170 ordinary shares were issued in 2007 under the Chartered ESPP 2004 and the SMP ESPP 2004.
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
Restricted Share Unit Plan 2007
     In April 2007, we adopted the Chartered Semiconductor Manufacturing Ltd. Restricted Share Unit Plan 2007, which we refer to as the RSU Plan. The RSU Plan is a share-based incentive designed to reward, retain and motivate our company’s employees and employees of SMP. The RSU Plan is intended for mid and senior level managerial employees who are considered critical resource of our company with the intention to reward, retain and motivate the employees.
     The RSU Plan is administered by the ERCC. Our employees, employees of SMP, our directors and consultants are eligible to receive restricted share units, or RSUs, under the RSU Plan. Employees and consultants of our parent company or our affiliated companies are also eligible to receive RSUs.
     A RSU represents an unfunded, unsecured promise of our company to issue one ordinary share of our company. RSUs are granted with no exercise or purchase price. All vested RSUs may be paid in cash or ordinary shares of our company as determined by the ERCC. We have historically settled all vested awards in shares and the intention is also to settle all future vested awards in shares. RSUs awarded under the RSU Plan are subject to time-based vesting conditions as well as other conditions as may be determined by the ERCC in accordance with the provisions of the RSU Plan. Unvested RSUs are subject to forfeiture if employment terminates prior to vesting, unless otherwise decided by the ERCC. A grantee of RSUs has no rights as a shareholder with respect to any ordinary shares covered by the RSUs until such ordinary shares have been issued pursuant to the terms of the RSU Plan.
     The aggregate number of ordinary shares that may be issued under the RSU Plan, together with the aggregate number of ordinary shares that may be issued under other existing share-based compensation plans of our company, may not exceed 380,000,000 ordinary shares, with a limit of 50,000,000 ordinary shares that may be granted under all share-based compensation plans of our company per calendar year. The maximum aggregate number of ordinary shares that may be granted under the RSU Plan to any one grantee may not exceed 5,000,000 ordinary shares per calendar year.
     During 2007, a total of 4,060,510 RSUs were granted by our company. These RSUs have a vesting schedule of three years and one-third of the RSUs granted will vest on each anniversary of the date of grant. As of December 31, 2007, 4,035,980 RSUs remained outstanding.

     The RSU Plan will terminate automatically 10 years after its adoption. The ERCC may amend, suspend or terminate the RSU Plan at any time and for any reason without shareholders’ approval, unless required under applicable laws and the exchange rules.
Performance Share Unit Plan 2007
     In April 2007, we adopted the Chartered Semiconductor Manufacturing Ltd. Performance Share Unit Plan 2007, which we refer to as the PSU Plan. The PSU Plan is a share-based incentive intended for senior executives in key positions who are able to drive the strategic direction and performance of our company.
     The PSU Plan is administered by the ERCC. Our employees, employees of SMP, our directors and consultants are eligible to performance share units, or PSUs, under the PSU Plan. Employees and consultants of our parent company or our affiliated companies are also eligible to receive PSUs.
     A PSU represents an unfunded, unsecured promise of our company to issue one ordinary share of our company. PSUs are granted with no exercise or purchase price. All vested PSUs may be paid in cash or ordinary shares of our company as determined by the ERCC. We have historically settled all vested awards in shares and the intention is to also settle all future vested awards in shares. PSUs granted under the PSU Plan may be subject to certain pre-determined conditions as well as time-based vesting conditions, which are determined at the grant date. Subject to the achievement of those conditions, the PSUs will vest at the end of the vesting period. Unvested PSUs are subject to forfeiture if employment terminates prior to vesting, unless otherwise decided by the ERCC. A grantee of PSUs has no rights as a shareholder with respect to any ordinary shares covered by the PSU until such ordinary shares have been issued pursuant to the terms of the PSU Plan.
     The aggregate number of ordinary shares that may be issued under the PSU Plan, together with the aggregate number of ordinary shares that may be issued under other existing share-based compensation plans of our company, may not exceed 380,000,000 ordinary shares, with a limit of 50,000,000 ordinary shares that may be granted under all share-based compensation plans of our company per calendar year. The maximum aggregate number of ordinary shares that may be granted under the PSU Plan to any one grantee may not exceed 5,000,000 ordinary shares per calendar year.
     During 2007, a total of 2,315,630 base number of PSUs were granted by our company. The final number of PSUs awarded, if any, will depend on the achievement of the pre-determined conditions and the time-based service conditions and the PSUs awarded will vest after the third anniversary of the date of grant. These conditions are pre-determined levels of Economic Value Added, or EVA, spread and Absolute Total Shareholder Return, or TSR, as defined in the PSU Plan. The achievement of EVA spread is a performance condition while the achievement of TSR is a market condition. As of December 31, 2007, all 2,315,630 PSUs remained outstanding.
     The PSU Plan will terminate automatically 10 years after its adoption. The ERCC may amend, suspend or terminate the PSU Plan at any time and for any reason without shareholders’ approval, unless required under applicable laws and the exchange rules.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	MAJOR SHAREHOLDERS
     The following table sets forth certain information with respect to each person or group of affiliated persons who is known by us to beneficially own 5% or more of our ordinary shares as of January 31, 2008 based on an aggregate of 2,539,674,767 ordinary shares outstanding as of such date:

	Ordinary Shares(1)
	Beneficially Owned(2)
Shareholders Holding 5% or More(3)	Number	Percentage
Temasek Holdings (Private) Limited	1,510,324,883	59.47%

Notes:

(1)	The number of ordinary shares listed in this table includes ordinary shares held in the form of ADSs.

(2)	Beneficial ownership is determined in accordance with the rules of the SEC and includes voting and investment power with respect to ordinary shares. Unless otherwise indicated, the persons named in the table have sole voting and sole investment control with respect to all ordinary shares beneficially owned.

(3)	The 1,510,324,883 ordinary shares beneficially owned by Temasek consists of the 1,510,324,883 ordinary shares held by ST Semiconductors out of which 215,000,000 ordinary shares are subject to the terms of a securities lending agreement entered into by ST Semiconductors with a certain financial institution. ST Semiconductors is a wholly-owned subsidiary of Temasek. Temasek may therefore be deemed to beneficially own the shares owned by ST Semiconductors.
     As of January 31, 2008, 940,316 of our ordinary shares, representing 0.04% of our outstanding ordinary shares, were held by a total of 111 holders of record with addresses in the U.S. As of the same date, 5,395,545 of our ADSs (representing 53,955,450 ordinary shares), representing 2.12% of our outstanding ordinary shares, were held by a total of 10 registered holders of record with addresses in and outside of the U.S. Since certain of these ordinary shares and ADSs were held by brokers or other nominees, the number of record holders in the U.S. may not be representative of the number of beneficial holders or where the beneficial holders are resident. All holders of our ordinary shares are entitled to the same voting rights.

B.	RELATED PARTY TRANSACTIONS
The Temasek Group
     As of December 31, 2007, Temasek, through its wholly-owned subsidiary, ST Semiconductors, beneficially owned approximately 59.47% of our outstanding ordinary shares. As a result, Temasek is able to control actions over many matters requiring approval by our shareholders, including the election of directors and approval of significant corporate transactions. Temasek is owned by the Minister for Finance (Incorporated) of Singapore and is an Asia investment company with investments in a range of industries, which include telecommunications and media, financial services, property, transportation and logistics, energy and resources, infrastructure, engineering and technology, as well as pharmaceuticals and biosciences. Mr. Peter Seah Lim Huat is a member of the Temasek Advisory Panel.
     We also have contractual and other business relationships with several of Temasek’s affiliates and we may also engage in material transactions with several of Temasek’s affiliates from time to time. Consequently, conflicts of interest may arise between us in certain circumstances.
Transactions with the Temasek Group
     In 2007, we transacted business with affiliates of Temasek in the normal course of our respective businesses.
     We paid STATS ChipPAC $12.9 million, $10.6 million and $9.2 million in 2005, 2006 and 2007, respectively, for services rendered in those years. We also paid other affiliates of Temasek $0.9 million, $0.5 million and $0.5 million in 2005, 2006 and 2007, respectively, for services rendered in those years. We purchased $4.0 million, $1.8 million and $2.5 million in assets from affiliates of Temasek in 2005, 2006 and 2007, respectively. These transactions were in the normal course of business.
     Our company previously operated Fab 1, which ceased operations at the end of March 2004, on land leased from Ascendas. We sold and transferred our leasehold interest in respect of Fab 1 and the plant and equipment located on the property to Amkor Technology Pte Ltd for a total consideration of $6.5 million in January 2006.
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
     In 2006, we leased an additional plot of land from Terra which in turn leased the land from JTC. The lease runs until

2030. We are using this additional plot of land for ancillary purposes to support our company’s business operations. Our company has paid in full all rental payments due for this lease.
     Lease payments in respect of the leases described above for the years ended December 31, 2005, 2006 and 2007 were approximately $2.8 million, $3.3 million and $2.7 million, respectively.
     We also engaged in transactions with other companies directly or indirectly controlled by Temasek in the ordinary course of business. These transactions, such as phone services from Singapore Telecommunications Limited and airline tickets from Singapore Airlines Limited, are on customary terms and conditions and are generally not subject to review by the Audit Committee.

C.	INTERESTS OF EXPERTS AND COUNSEL
Not applicable.

ITEM 8.	FINANCIAL INFORMATION

A.	CONSOLIDATED FINANCIAL STATEMENTS AND OTHER FINANCIAL INFORMATION
Please see “Item 18. Financial Statements” for a list of financial statements filed under Item 17.
Export Sales
Please see “Item 4. Information On Our Company — B. Business Overview — Customers and Markets.”
Dividend Policy
     In December 1995 and January 1997, we paid a cash dividend on our ordinary shares in an amount equivalent to $87,000 and $93,000, respectively, for the purpose of qualifying our ordinary shares as “trustee stock” eligible for investment by account holders of the CPF, a mandatory employee pension plan administered by the Government of Singapore. Except for these dividends, we have not, since our inception, declared or paid any cash dividends on our ordinary shares. We do not currently anticipate paying any cash dividends for 2008. We may, by ordinary resolution, declare dividends at a general meeting, but we may not pay dividends in excess of the amount recommended by our Board of Directors. Our Board of Directors may also declare interim dividends without seeking shareholder approval. We must pay all dividends out of our profits or pursuant to Section 403 of the Companies Act, Chapter 50 of Singapore, or the Companies Act. In making its recommendation, our Board of Directors will consider, among other things, our future earnings, operations, capital requirements and general financial condition, as well as general business conditions and other factors which our Board of Directors may determine are appropriate. Some of our loan agreements restrict the payment of dividends without the prior consent of the lender. We currently intend to retain future earnings, if any, to finance expansion of our business.
Legal Proceedings
     As of December 31, 2007, we are not involved in any legal or arbitration proceedings that we believe would be significantly harmful to our company.

B.	SIGNIFICANT CHANGES
     There have been no significant subsequent events following the close of the last financial year up to the date of this document that are known to us and require disclosure in this document for which disclosure was not made in this document.

ITEM 9.	THE OFFER AND LISTING
PRICE RANGE OF OUR ADSs AND ORDINARY SHARES
     The following table sets forth, for the periods indicated, the high and low last reported sales prices per ADS and ordinary share as furnished by Nasdaq and the Singapore Exchange. The initial public offering price of our ADSs on October 29, 1999 was $20.00 per ADS and S$3.344 per ordinary share. Per ADS and per share prices below reflect the adjustment due to the October 2002 Rights Offering.

(a)	Annual high and low market prices

	Nasdaq
	High	Low
January 1, through December 31, 2003	$11.00	$3.48
January 1, through December 31, 2004	$11.35	$5.76
January 1, through December 31, 2005	$9.01	$5.52
January 1, through December 31, 2006	$11.81	$6.70
January 1, through December 31, 2007	$10.48	$6.56

Singapore Exchange
	High	Low
January 1, through December 31, 2003	S$1.93	S$0.63
January 1, through December 31, 2004	S$1.89	S$0.92
January 1, through December 31, 2005	S$1.44	S$0.92
January 1, through December 31, 2006	S$1.84	S$1.03
January 1, through December 31, 2007	S$1.61	S$0.96

(b)	Quarterly high and low market prices

	Nasdaq
	High	Low
January 1, through March 31, 2006	$9.67	$7.60
April 1, through June 30, 2006	$11.81	$8.16
July 1, through September 30, 2006	$8.84	$6.70
October 1, through December 31, 2006	$9.15	$7.29
January 1, through March 31, 2007	$10.48	$8.08
April 1, through June 30, 2007	$9.84	$8.17
July 1, through September 30, 2007	$8.79	$6.64
October 1, through December 31, 2007	$7.80	$6.56

Singapore Exchange
	High	Low
January 1, through March 31, 2006	S$1.57	S$1.26
April 1, through June 30, 2006	S$1.84	S$1.29
July 1, through September 30, 2006	S$1.40	S$1.03
October 1, through December 31, 2006	S$1.40	S$1.15
January 1, through March 31, 2007	S$1.61	S$1.22
April 1, through June 30, 2007	S$1.48	S$1.24
July 1, through September 30, 2007	S$1.34	S$1.04
October 1, through December 31, 2007	S$1.14	S$0.96

(c)	Monthly high and low market prices

	Nasdaq
	High	Low
August 1, through August 31, 2007	$7.64	$6.64
September 1, through September 30, 2007	$7.41	$6.71
October 1, through October 31, 2007	$7.74	$6.78
November 1, through November 30, 2007	$7.80	$7.03
December 1, through December 31, 2007	$7.36	$6.56
January 7, through January 31, 2008	$6.59	$5.40
February 1, through February 22, 2008	$6.08	$5.46

Singapore Exchange
	High	Low
August 1, through August 31, 2007	S$1.16	S$1.04
September 1, through September 30, 2007	S$1.09	S$1.04
October 1, through October 31, 2007	S$1.14	S$1.01
November 1, through November 30, 2007	S$1.12	S$0.985
December 1, through December 31, 2007	S$1.03	S$0.96
January 2, through January 31, 2008	S$0.965	S$0.77
February 1, through February 22, 2008	S$0.86	S$0.775
     The last reported sale price of the ADSs as quoted on Nasdaq on January 31, 2008 was $5.40 per ADS. The last reported sale price of the ordinary shares as quoted on the Singapore Exchange on January 31, 2008 was S$0.77 per ordinary share.

     Please see “Item 3. Key Information — D. Risk Factors — Risks Related to Our Securities and Our Trading Market” regarding the nature of the trading market for our ADSs and ordinary shares.

ITEM 10.	ADDITIONAL INFORMATION

A.	SHARE CAPITAL
Not applicable.

B.	OUR MEMORANDUM AND ARTICLES OF ASSOCIATION
     A summary of various provisions in our Memorandum and Articles of Association is provided below. This summary is qualified in its entirety by reference to our Memorandum and Articles of Association (see “Item 19. Exhibits — Exhibit 1”). We had at our company’s annual general meeting held in April 2007 obtained shareholders’ approval to amend our Articles of Association to address certain changes introduced by the Companies (Amendment) Act 2005 of Singapore, or the Companies (Amendment) Act, which came into operation on January 30, 2006. The changes implemented by the Companies (Amendment) Act included the abolishment of the concepts of par value, authorized capital, share premium and the issue of shares at a discount. In addition, the Companies (Amendment) Act also introduced new provisions on share repurchases and treasury shares. Under these new provisions, a company can now repurchase shares out of capital, as well as from profits so long as the company is solvent. Ordinary shares which are the subject of a share repurchase by a company can be held by that company as treasury shares instead of being cancelled. The right to attend and vote at meetings and the right to dividends or other distributions will be suspended for so long as the repurchased shares are held as treasury shares.
Our company intends to propose changes to our Articles of Association at our next annual general meeting to be held on April 30, 2008 to amend the provision relating to the retirement, resignation and removal of our company’s Chief Executive Officer or President.
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
     At each annual general meeting, at least one-third of our Directors must retire from office by rotation. A retiring Director is eligible for re-election and the Directors to retire every year are those who have been longest in office since their last re-election or appointment. A Director holding office as President or Chief Executive Officer, subject to the provisions of any contract between him and our company, is subject to retirement by rotation as with the other Directors of the company.
     No shares are required to be held by a Director for director’s qualification.
     No person over the age of 70 years may be appointed as a Director of our company unless an ordinary resolution is passed at our company’s annual general meeting to appoint such person as a Director.

Shares
     We have two classes of shares — ordinary shares and convertible redeemable preference shares, or preference shares. As of December 31, 2007, there were 2,539,625,807 ordinary shares and 28,350 preference shares issued and allotted by our company.
New ordinary shares
     New ordinary shares may only be issued with the prior approval in a general meeting of shareholders of our ordinary shares, or ordinary shareholders. The approval, if granted, will lapse at the conclusion of the annual general meeting following the date on which the approval was granted or the date by which such annual general meeting is required to be held, whichever is earlier. Our ordinary shareholders have given us general authority to allot and issue ordinary shares in the capital of our company prior to our next annual general meeting. Subject to the foregoing, the provisions of the Companies Act and any special rights attached to any shares currently issued, all new ordinary shares are under the control of our Board of Directors who may allot and issue the same with such rights and restrictions as it may think fit. Our ordinary shareholders are not entitled to pre-emptive rights under our Articles of Association.
     Our Directors may make calls upon our shareholders in respect of any moneys unpaid on their shares but subject to the terms of issue of such shares. This call right does not apply to our currently outstanding ordinary shares, all of which are fully paid.
Transfer of ordinary shares
     There is no restriction on the transfer of fully paid ordinary shares except where required by law or by the rules, bye-laws and/or listing rules of (or governing) any stock exchanges on which we are listed. Our Board of Directors may only decline to register any transfer of ordinary shares which are not fully paid shares or ordinary shares on which we have a lien. Ordinary shares may be transferred by a duly signed instrument of transfer in any form acceptable to our Board of Directors. Our Board of Directors may also decline to register any instrument of transfer unless, among other things, it has been duly stamped and is presented for registration together with a certificate of payment of stamp duty (if any), the share certificate to which the transfer relates and such other evidence of title as they may require. We will replace lost or destroyed certificates for ordinary shares if the applicant pays a fee which will not exceed S$2 and furnishes any evidence and indemnity that our Board of Directors may require.
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
General meetings of shareholders
     We are required to hold an annual general meeting every year. Our Board of Directors may convene an extraordinary general meeting whenever it thinks fit and must do so if shareholders representing not less than 10% of the paid-up ordinary share capital of our company request in writing that such a meeting be held. In addition, two or more ordinary shareholders holding not less than 10% of the total number of issued shares of our company (excluding treasury shares) may call a meeting. Unless otherwise required by law or by our Articles of Association, voting at general meetings is by ordinary resolution, requiring an affirmative vote of a simple majority of the votes cast at that meeting. An ordinary resolution suffices, for example, for the appointment of directors. A special resolution, requiring the affirmative vote of at least 75% of the votes cast at the meeting, is necessary for certain matters under Singapore law, including the voluntary winding up of the company, amendments to our Memorandum and Articles of Association, a change of our corporate name and a reduction in our share capital. We must give at least 21 days’ notice in writing for every general meeting convened for the purpose of passing a special resolution. Ordinary resolutions generally require at least 14 days’ notice in writing. The notice must be given to every shareholder who has supplied us with an address in Singapore for the giving of notices and must set forth the place, the day and the hour of the meeting and, in the case of special business, the general nature of that business.
Voting rights
     An ordinary shareholder is entitled to attend, speak and vote at any general meeting, in person or by proxy. A proxy need not be a shareholder. A person who holds ordinary shares through the book-entry clearance system maintained by The Central Depository (Pte) Limited, or CDP, is entitled to vote at a general meeting as a shareholder if his name appears on the depository register maintained by CDP 48 hours before the general meeting. Except as otherwise provided under our Articles of Association, two or more shareholders holding at least 33 1/3% of our total number of issued and fully paid up ordinary shares must be present in person or by proxy to constitute a quorum at any general meeting. Under our Articles of Association, on a show of hands, every ordinary shareholder present in person or by proxy shall have one vote (provided that in the vote of a member who is represented by two proxies, only one of the two proxies as determined by that member or, failing such determination, by the chairman of the meeting (or by a person authorized by him) in his sole discretion shall be entitled to vote on a show of hands), and on a poll, every ordinary shareholder present in person or by proxy shall have one vote for each ordinary share held. A poll may be demanded in certain circumstances, including by the chairman of the meeting or by any ordinary shareholder present in person or by proxy and entitled to vote at the meeting.
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
     Under our Articles of Association, at class meetings of the preference shareholders or general meetings where the preference shareholders are entitled to attend and vote, on a show of hands, every preference shareholder present in person or by each proxy shall have one vote, and on a poll, every preference shareholder present in person or by proxy shall have one vote for each ordinary share into which each preference share held by such preference shareholder would have been converted if the Conversion Date as defined in our Articles of Association for such preference share were the date 48 hours preceding the date of such class meeting or general meeting. A proxy need not be a shareholder.
Dividends
     We may, by ordinary resolution of our ordinary shareholders, declare dividends at a general meeting, but we may not pay dividends in excess of the amount recommended by our Board of Directors. We must pay all dividends out of our profits. Our Board of Directors may also declare interim dividends without seeking shareholder approval. All dividends are paid in proportion to the number of shares held by ordinary shareholders but where shares are partly paid, all dividends will be apportioned and paid proportionately to the amounts paid or credited as paid on the partly paid shares, and further that all dividends will be apportioned and paid proportionately to the amounts so paid or credited as paid during any portion or portions of the period in respect of which the dividend is paid, unless the rights attaching to an issue of any ordinary share provide otherwise or as otherwise permitted under the Companies Act. Unless otherwise directed, dividends are paid by cheque or warrant sent through the post to each shareholder at his registered address. Notwithstanding the foregoing, our payment to CDP of any dividend payable to an ordinary shareholder whose name is entered in the depository register shall, to the extent of payment made to CDP, discharge us from any liability to that shareholder in respect of that payment.
     Our preference shareholders are not entitled to receive any dividends, regardless of whether dividends are paid to our ordinary shareholders.
Bonus and rights issue
     Our Board of Directors may, with the approval of our ordinary shareholders at a general meeting, issue bonus shares for which no consideration is payable and/or capitalize any reserves or profits (including profit or monies carried and standing to any reserve account) and distribute the same as bonus shares credited as paid up to the shareholders in proportion to their shareholdings. Our Board of Directors may also issue rights to take up additional ordinary shares to ordinary shareholders in proportion to their shareholdings. Such rights are subject to any conditions attached to such issue and the regulations of any stock exchanges on which we are listed.
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

We may, at any time on or after August 17, 2007, redeem the preference shares in whole or in part at any time, at the early redemption price, if the closing sale price of our ordinary shares on the Singapore Exchange for any 20 trading days (translated in U.S. dollars at the U.S. dollar / Singapore dollar noon buying rate in New York on each such day, as certified for customs purposes by the Federal Reserve Bank of New York) in any 45 consecutive calendar day period ending not more than five calendar days prior to the date on which notice of such redemption is given, is at least 125% of the conversion price per ordinary share, in each case as adjusted through, and effective on, such notice date.
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
•	commencing from September 26, 2005; and

•	ending on the date falling seven business days prior to the earlier of:
•	in the case of any preference share called for redemption, the date fixed for such redemption unless our company shall default in making the redemption payment, provided that in no event shall any such conversion right extend beyond the maturity date; or

•	the maturity date.
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
Limitations on rights to hold or vote shares
     Except as described in “ — Voting Rights” above, there are no limitations imposed under our Articles of Association on the rights of ordinary shareholders who are non-resident in Singapore to hold or exercise voting rights attached to ordinary shares.
Provisions discriminating against any existing or prospective holder of shares
     There are no provisions under our Articles of Association discriminating against any existing or prospective holder of shares as a result of a shareholder owning a substantial number of shares.
Take-overs
     The Singapore Code on Take-overs and Mergers, or the Take-Over Code, regulates the acquisition of ordinary shares of public companies and contains certain provisions that may delay, deter or prevent a future take-over or change in control of our company. If a person acquires an interest (either on his own or together with parties acting in concert with him) in 30% or more of our voting shares or, if such person holding (either on his own or together with parties acting in concert with him) between 30% and 50% (both inclusive) of our voting shares acquires (either on his own or together with parties acting in concert with him) additional voting shares representing more than 1% of our voting shares in any six-month period, he must, except with the consent of the Singapore Securities Industry Council, extend a mandatory take-over offer for the remaining voting shares in accordance with the provisions of the Take-Over Code.
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

     Subject to certain exceptions, the mandatory take-over offer must be in cash or be accompanied by a cash alternative at not less than the highest price paid by the offeror or parties acting in concert with the offeror within the preceding six months.
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
Indemnity
     As permitted by Singapore law, our Articles of Association provide that, subject to the Companies Act, our Board of Directors and officers shall be entitled to be indemnified by us against any liability incurred in defending any proceedings, whether civil or criminal, which relate to anything done or omitted to have been done as an officer, director or employee. We may not indemnify our Directors and officers against any liability which by law would otherwise attach to them in respect of any negligence, default, breach of duty or breach of trust of which they may be guilty in relation to our company.
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
Chartered Loan Agreements
EXIM Guaranteed Loan
     On December 23, 2004, we entered into a facility agreement as borrower with JPMorgan Chase Bank, as lender, EXIM, as guarantor, and JPMorgan Chase Bank, as facility agent (see “Item 19. Exhibits — Exhibit 4.3”). Pursuant to this agreement, we obtained a $653 million term loan facility from JPMorgan Chase Bank, guaranteed by EXIM. We have established a debt service reserve account with The Bank of New York for the benefit of EXIM. This facility may only be used to finance the purchase of equipment from U.S. vendors for our company’s Fab 7 facility and may be drawn down only in accordance with the equipment purchases per our schedule for the construction of phase 1 of our Fab 7 facility. The facility is divided into two tranches, has an availability period of between two to four years, and each tranche is repayable over a period of five years. This facility bears interest at LIBOR plus 0.125% per annum and interest is payable semi-annually. This facility agreement was amended on May 16, 2007 to amend the definition of Phase 1 Completion (see “Item 19. Exhibits — Exhibit 4.3.1”).
     On May 16, 2007, we entered into a second facility agreement as borrower with JPMorgan Chase Bank, as lender, and EXIM, as guarantor, (see “Item 19. Exhibits — Exhibit 4.3.2”). Pursuant to this second facility agreement, we obtained a $610 million term loan facility from JPMorgan Chase Bank, guaranteed by EXIM. We have established a debt service reserve account with The Bank of New York for the benefit of EXIM. This facility is to support phase 2 of the build up of production capacity in Fab 7 and may only be used to finance the purchase of equipment from U.S. vendors for our company’s Fab 7 facility. This facility may be drawn down only in accordance with the equipment purchases per our schedule for the construction of phase 2 of our Fab 7 facility. This facility is divided into two tranches, has an availability period of between three to five years and each tranche is repayable semi-annually over a period of five years. This facility bears interest at LIBOR plus 0.0695% per annum, payable semi-annually. Principal repayment of the first and second tranche will begin at the latest on July 15, 2010, and July 15, 2012, respectively.
SMBC/OCBC Term Loan
     On December 23, 2004, we entered into a facility agreement as borrower with SMBC and OCBC, as lenders and arrangers, pursuant to which the lenders agreed to provide us with a $200 million term loan facility (with a $100 million greenshoe option). The purpose of the facility was to fund our company’s capital expenditure and for our company’s general corporate purposes. The $100 million greenshoe option was subsequently subscribed by ABN AMRO Bank, United Overseas Bank and Deutsche Bank. In 2005, the entire $300 million loan facility, which included the $100 million greenshoe option, was fully drawn down. The repayment period was to commence from the end of the 30th month from the date of the first draw down, and the amount drawn down was to be repaid in six equal semi-annual installments. This facility bore interest at a floating rate determined by reference to LIBOR, payable on the last day of each interest period selected by us. This facility was fully repaid in April 2006 using the proceeds from the issuance of the 6.25% senior notes due 2013 as described below.
BOA Term Loan
     On December 22, 2004, we entered into a facility agreement as borrower with BOA, as lender, pursuant to which BOA agreed to provide us with a $50 million term loan facility. The facility bore interest at LIBOR plus 0.80% per annum and interest was payable semi-annually. The purpose of the facility was to fund our company’s capital expenditure and for our company’s general corporate purposes. The facility had an availability period of three months from the date of the facility agreement, and was repayable as a lump sum repayment 36 months after the date of the facility agreement. This $50 million loan facility was fully drawn down in March 2005 and was fully repaid in April 2007.
SMBC Facility Agreement
     On March 3, 2006, we entered into a facility agreement as borrower with SMBC as arranger and SMBC, Singapore Branch, as agent (see “Item 19. Exhibits — Exhibit 4.5”). This facility agreement is in relation to a $150 million revolving credit facility with a greenshoe option to increase to $250 million and is a renewal of the facility agreement dated December 23, 2004 that we had with SMBC which has expired. This facility bears interest at a floating rate determined by reference to LIBOR, payable on the last day of each interest period selected by us. The amounts borrowed under this facility are to be applied towards repaying our company’s existing borrowings or our working capital requirements. This facility agreement, which provided for the termination of the facility on March 30, 2007 with an option for parties to extend the term for a further period of 364 days subject to certain conditions, expired in March 2007.
     On June 30, 2006, we entered into a syndication agreement with SMBC, as arranger, SMBC, Singapore Branch, as original lender, and with Bayerische Hypo-und Vereinsbank AG, WestLB and Société Générale, as new lenders, pursuant to which SMBC agreed to increase its commitment under the facility agreement dated March 3, 2006 to $200 million, of which SMBC transferred $50 million of its commitment to Bayerische Hypo-und Vereinsbank AG, WestLB and Société Générale (“Syndicated Lenders”). As a result of this syndication, SMBC has a commitment of $150 million and the Syndicated Lenders have an aggregate commitment of $50 million under the facility agreement dated March 3, 2006 (see “Item 19. Exhibits — Exhibit 4.5.1”). This syndication agreement expired in March 2007.
Japan Bank for International Cooperation and SMBC Facility Agreement
     On October 5, 2007, we entered into a facility agreement as borrower with JBIC and SMBC, as lenders, for a $300 million term loan facility (see “Item 19. Exhibits — Exhibit 4.6”). We have established a debt service reserve account with SMBC, Singapore Branch, for the benefit of JBIC and SMBC. This loan is for the purpose of supporting phase 2 of the build up of production capacity in Fab 7 and may only be used to finance the purchase of equipment from Japanese vendors for our company’s Fab 7 facility. This facility may be drawn down only in accordance with the equipment purchases per our schedule for the construction of phase 2 of our Fab 7 facility. The facility expires on October 15, 2010, if not canceled or fully disbursed before such date. Fifty percent of the loan principal bears interest at a fixed rate of 5.645% per annum, while the balance fifty percent bears interest at LIBOR plus 0.15% per annum. Interest is payable semi-annually and the loan principal is repayable over a period of five years on a semi-annual basis from January 15, 2011.
Société Générale Term Loan Facility
     On January 28, 2008, we entered into a credit agreement as borrower with Société Générale, as arranger, lender and facility agent, and The Bank of New York, as security trustee and account bank, for a $190 million term loan facility (see “Item 19. Exhibits — Exhibit 4.7”). As a condition to the draw down of this facility, we are required to maintain insurance with Atradius, an export credit insurer, which covers the loan for commercial and political risks. We have established a debt service reserve account with The Bank of New York which is charged in favor of Société Générale. This facility is for the purpose of supporting the phase 2 ramp of our company’s Fab 7 facility and may only be used to finance the purchase of equipment from ASML Netherlands B.V., a European equipment vendor, for our company’s Fab 7 facility as well as to finance the premium payable by our company in respect of the insurance provided by Atradius. This facility may be drawn down only in accordance with equipment purchases per our schedule for the construction of phase 2 of our Fab 7 facility. The facility is divided into two tranches and is repayable over a period of five years on a semi-annual basis commencing from March 1, 2009 for tranche A and commencing no later than December 15, 2010 for tranche B. The facility expires on August 1, 2008 in respect of tranche A, and December 15, 2009 in respect of tranche B, if it is not cancelled or fully disbursed before such date. This facility bears interest at LIBOR plus 0.20% per annum and interest is payable semi-annually.
Equity Call Option
     In August 2004, we entered into a bilateral option transaction with GS, as counter-party, to pro-actively manage our convertible notes due April 2, 2006.
     In March 2006, we replaced the bilateral option transaction with GS which we had entered into in August 2004 and which was due to expire on April 2, 2006 with a new call option transaction (“2006 Option”) (see “Item 19. Exhibits — Exhibit 4.4”) for the same number of our ordinary shares. Under the 2006 Option transaction, we have a choice of physical or cash settlement. GS may purchase 214,800,000 of our ordinary shares at S$2.15 per share and the option to purchase these shares is exercisable by GS from March 29, 2006 and will expire on March 29, 2011.

     In the first year of the 2006 Option, we had the right to terminate the 2006 Option early in whole or in part on the first occasion that the closing price of our ordinary shares equaled or exceeded S$1.75 on each of any 20 business days in any consecutive 30 business day period. If we had elected to do so and had elected to settle the portion of the 2006 Option being terminated early by delivering shares, GS would have had the right but not the obligation during the following 30 business days to buy from us such number of our ordinary shares up to the amount terminated early at S$1.60 per share. In respect of any portion not terminated early under those circumstances or if we did not terminate any part of the 2006 Option early, then the 2006 Option (or the relevant part) would continue under its terms.
     In the second year of the 2006 Option, we have the right to terminate the 2006 Option early in whole or in part if the closing price of our ordinary shares is equal to or exceeds S$2.6875 on each of any 20 business days in any consecutive 30 business day period. If we elect to exercise this right of termination, GS will be required to buy from us such number of ordinary shares relating to the terminated portion of the 2006 Option at S$2.15 per share.
     In March 2007, we modified the terms of the 2006 Option by simultaneously terminating the Singapore dollar-denominated option and entering into a U.S. dollar denominated option. The modification was based on the exchange rate of S$1.5268 per $1.00 on March 9, 2007. Under the modified terms of the 2006 Option, GS may purchase 214,800,000 of our ordinary shares at $1.408 per share and we may terminate the transaction early, in whole or in part, if the closing price of our ordinary shares equals or exceeds $1.760 on each of any 20 business days in any consecutive 30 business day period. If we elect to do so and elect to settle the portion of the 2006 Option being terminated early by delivering shares, GS will be required to buy from us such number of ordinary shares up to the amount terminated early at $1.408 per share. We continue to have the right to cash settle the 2006 Option. Under the terms of the 2006 Option, if the option is exercised, we have the right either to issue new shares to GS or to settle the transaction in cash. If the 2006 Option is not exercised or terminated earlier, it will expire on March 29, 2011.
     The closing prices of our ordinary shares since we entered into the 2006 Option to the end of 2007 did not trigger the early termination provisions. As of December 31, 2007, GS had not exercised its rights under the 2006 Option.
5.75% senior notes due 2010 and 6.375% senior notes due 2015
     In 2005, we issued $375 million of 5.75% senior notes due 2010 and $250 million of 6.375% senior notes due 2015 (see “Item 19. Exhibits — Exhibit 4.1.1,” “— Exhibit 4.1.2,” and “— Exhibit 4.1.3”). These senior notes are our unsecured, senior and unsubordinated obligations. The senior notes, however, are effectively subordinated to the indebtedness and other liabilities of our subsidiaries and joint ventures and any of our secured obligations with respect to assets that secure such obligations. The 5.75% senior notes due 2010 will mature on August 3, 2010, with interest at the rate of 5.75% per annum payable semi-annually on February 3 and August 3 of each year, commencing from February 3, 2006. The 6.375% senior notes due 2015 will mature on August 3, 2015, with interest at the rate of 6.375% per annum payable semi-annually on February 3, and August 3 of each year, commencing from February 3, 2006. We will pay 100% of the principal amount of the senior notes, together with any accrued and unpaid interest, on their respective maturity dates.
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
Convertible Redeemable Preference Shares and 6% Amortizing Bonds due 2010
     In July 2005, we issued 30,000 units which comprised of 30,000 non-voting convertible redeemable preferred shares due 2010 (“preference shares”) and $46.7 million of 6.00% amortizing bonds due 2010 (“Amortizing Bonds”). The units were each priced at $10,000 and they raised an aggregate amount of $300 million, which was allocated to the preference shares and the Amortizing Bonds based on their relative fair values. The preference shares and Amortizing Bonds are legally separable instruments. The Amortizing Bonds are our unsecured, senior and unsubordinated obligations. The Amortizing Bonds, however, are effectively subordinated to the indebtedness and other liabilities of our subsidiaries and joint ventures and any of our secured obligations with respect to assets that secure such obligations. Principal in semi-annual installments are payable on the Amortizing Bonds on February 17 and August 17 of each year, commencing from February 17, 2006, with the final principal installment to be paid at maturity on August 17, 2010. Interest at the rate of 6.00% per annum is payable semi-annually on February 17 and August 17 of each year, commencing from February 17, 2006. We will redeem the Amortizing Bonds at 100% of the then outstanding principal amount, together with any accrued and unpaid interest, on the maturity date.
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
     Please see “Item 10. Additional Information — B. Our Memorandum and Articles of Association” for information on our preference shares and “Item 19. Exhibits — Exhibit 4.1.1,” “— Exhibit 4.1.4” and “— Exhibit 4.2” for information on our Amortizing Bonds and units .
6.25% senior notes due 2013
     In 2006, we issued $300 million of 6.25% senior notes due 2013 (see “Item 19. Exhibits — Exhibit 4.1.1” and “— Exhibit 4.1.5”). These senior notes are our unsecured, senior and unsubordinated obligations. The senior notes, however, are effectively subordinated to the indebtedness and other liabilities of our subsidiaries and joint ventures and any of our secured obligations with respect to assets that secure such obligations. The 6.25% senior notes due 2013 will mature on April 4, 2013, with interest at the rate of 6.25% per annum payable semi-annually on April 4 and October 4 of each year, commencing from October 4, 2006. We will pay 100% of the principal amount of the senior notes, together with any accrued and unpaid interest, on the maturity date.
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
(b) Strategic business alliances
CSP
     Our subsidiary, CSP, is a joint venture established in March 1997 among Chartered, EDB Investments, Agilent Technologies Europe B.V. (previously Hewlett-Packard Europe B.V.), and Singapex. As of December 31, 2007, the equity interests of CSP were held as follows: Chartered (51%), EDB Investments (26.5%), Agilent Technologies Europe B.V. (15%) and Singapex (7.5%).
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
     As part of Agilent Technologies, Inc’s restructuring in 2005, Agilent Technologies Europe B.V. has, in January 2006, transferred its entire shareholding in the capital of CSP to Avago and, as such, Avago has in January 2006 replaced

Agilent Technologies Europe B.V. as a 15% shareholder of CSP and party to the joint venture agreement (see “Item 19. Exhibits — Exhibit 4.8.3”).
SMP
     We entered into a Joint Venture Agreement with Lucent Technologies Microelectronics Pte. Ltd., which subsequently changed its name to Agere Systems Singapore, to form the SMP strategic alliance relating to the joint ownership of Fab 5. In April 2007, Agere Systems merged with LSI Logic Corporation which resulted in Agere Systems becoming LSI Logic Corporation’s wholly-owned subsidiary. In connection with the merger, LSI Logic Corporation changed its name to LSI Corporation and Agere Systems Inc. wholly-owned subsidiary, Agere Systems Singapore, changed its name to LSI Singapore. In September 2004, we entered into a Supplemental Agreement to the Joint Venture Agreement to provide that SMP can pay dividends out of the profits of the venture determined on a year to year basis rather than a cumulative basis as previously was the case. In January 2005, we entered into a Second Supplemental Agreement to the Joint Venture Agreement to clarify a provision under the Joint Venture Agreement relating to billings in the event of cumulative losses in SMP (see “Item 19. Exhibits — Exhibit 4.9.3”).
     As part of the SMP strategic alliance, we also entered into a License and Technology Transfer Agreement with SMP and Lucent Technologies Microelectronics Pte. Ltd. This agreement has been amended several times, with the last amendment made on July 1, 2003 (see “Item 19. Exhibits — Exhibit 4.9.10”) to provide for additional process technologies to be transferred. For a summary of this arrangement, see “Item 4. Information on Our Company — B. Business Overview — Strategic Business and Technology Alliances — Silicon Manufacturing Partners”.
(c) Technology transfer, licenses, joint development and other related agreements
Agere Systems
     We entered into a Technology Transfer Agreement with Lucent Technologies Inc., which subsequently changed its name to Agere Systems Inc. in February 1998 to transfer technology to one another. In April 2007, Agere Systems Inc. merged with LSI Logic Corporation which resulted in Agere Systems Inc. becoming LSI Logic Corporation’s wholly-owned subsidiary. In connection with the merger, LSI Logic Corporation changed its name to LSI Corporation and Agere Systems, Inc.’s wholly-owned subsidiary, Agere Systems Singapore, changed its name to LSI Singapore. Under this Agreement, Lucent and our company transferred to one another 0.25um process technology. The agreement has been amended several times, with the last amendment made on March 28, 2002 (see “Item 19. Exhibits — Exhibit 4.10.4”), for the purpose of updating the list of process technologies transferred to one another.
     We also entered into a Patent License Agreement with Agere Systems Inc. in January 1998 which was amended in 2000. Under this Agreement, Agere Systems Inc. and our company granted to one another a license to use certain of each other’s patents and for us to provide wafer capacity to Agere Systems Inc. in lieu of royalty payments for the use of Agere Systems Inc.’s patents.
     In September 2002, we entered into a Letter Agreement with Agere Systems Inc. (see “Item 19. Exhibits — Exhibit 4.10.7”), where in exchange for our agreement to waive Agere Systems Inc.’s capacity shortfall fees under our manufacturing agreement with them, Agere Systems Inc. agreed to treat our royalty obligations under the patent license agreement with Agere Systems Inc. as satisfied until such time as Agere Systems Inc.’s ownership interest in SMP falls below 49%. Thereafter, the existing provisions in the patent license agreement allowing us to offset royalty payments in exchange for the provision of short and long term flexibility in wafer capacity to Agere Systems Inc. continue to apply.
IBM
     We entered into a Patent Cross-License Agreement with IBM dated January 1, 2001 (see “Item 19. Exhibits — Exhibit 4.12.1”). Under this agreement, IBM and our company granted to one another a license to use certain of each other’s patents. This agreement was amended effective as of November 26, 2002, to expand the scope of the licenses and to extend the term of the licenses granted to each party (see “Item 19. Exhibits — Exhibit 4.12.2”).
     Effective as of November 26, 2002, we entered into the following agreements with IBM: “SF” Process Development and Cost Sharing Agreement (see “Item 19. Exhibits — Exhibit 4.12.3”), Copper/Related FEOL Technology License Agreement (see “Item 19. Exhibits — Exhibit 4.12.4”) and Refundable Cross Deposit Agreement (see “Item 19. Exhibits — Exhibit 4.12.10”).

     The “SF” Process Development and Cost Sharing Agreement provides for the development of 90nm and 65nm logic processes on 300-mm silicon wafers. The “SF” Process Development and Cost Sharing Agreement was amended on several occasions to, among other things, address certain matters between the parties pertaining to the “SF” Process 65nm/45nm Development and Cost Sharing Agreement which the parties entered into together with Infineon and Samsung on March 5, 2004 (see “Item 19. Exhibits — Exhibit 4.12.7”), to extend parties’ collaboration to include 45nm process technologies (see Item 19. Exhibits — Exhibit 4.12.9”), and to expand parties’ agreement with regard to the design kit models as well as to include development of design enablement for certain other 90nm technologies as described in the agreement and to broaden the scope of the license grant (see “Item 19. Exhibits — Exhibit 4.12.8”).
     In December 2006, IBM and our company agreed, subject to the necessary consents of Infineon and Samsung, to use a new contract structure to continue our existing development work for 45nm bulk CMOS process technology and 45nm bulk CMOS enablement as well to define the framework for future joint development activities. The new contract structure comprises the Master IBM Joint Development Terms and Conditions for joint development projects with IBM (see “Item 19. Exhibits — Exhibit 4.12.13”) and project agreements which will provide the terms and conditions specific to individual joint development project activities. In December 2006, we entered into project agreements with IBM for the joint development of 32nm bulk CMOS process technology (see “Item 19. Exhibits — Exhibit 4.12.16”) and to further define the terms of the joint development activities for 45nm bulk CMOS process (see “Item 19. Exhibits —Exhibit 4.12.15”). As part of the new contract structure, IBM and our company also entered into a Participation Agreement (see “Item 19. Exhibits —Exhibit 4.12.14”) to address additional matters agreed between our companies.
     Under the Copper/Related FEOL Technology License Agreement, IBM transferred and licensed to Chartered certain know-how and skills relating to certain copper back end of line and related front end of line techniques. Under the Refundable Cross Deposit Agreement, each of IBM and Chartered would deposit certain funds with the other party to secure certain manufacturing capacity in each other’s facility. This Refundable Cross Deposit Agreement was further amended and supplemented by way of a Supplemental Agreement and a Letter Agreement effective as of December 19, 2003 and March 15, 2006, respectively, (to revise some of the terms relating to the deposit and pricing of the goods sold by Chartered to IBM see “Item 19. Exhibits — Exhibit 4.12.11 and Exhibit 4.12.12”).
IBM, Infineon and Samsung
     As of March 5, 2004, we extended the “SF” Process 65nm/45nm Development and Cost Sharing Agreement with IBM and Infineon to include Samsung. This agreement replaces and is in substitution of the “SF” Process 65nm/45nm Development and Cost Sharing Agreement dated June 26, 2003 by and amongst IBM, Infineon and Chartered. For more information on this agreement with IBM, Infineon and Samsung, please see “Item 4. Information on Our Company — B. Business Overview — Research and Development.”
Motorola
     We entered into a Patent License Agreement with Motorola Inc., or Motorola, dated July 1, 2003 (see “Item 19. Exhibits — Exhibit 4.13”). Under this agreement, Motorola and our company granted to one another a license to use certain of each other’s patents. This agreement expires on July 1, 2008.
Toshiba
     We entered into a Patent Cross-License Agreement with Toshiba Corporation dated August 12, 1999 (see “Item 19. Exhibits — Exhibit 4.11”). Under this agreement, Toshiba and our company granted one another a license to use certain of each other’s patents and for us to provide wafer capacity to Toshiba in lieu of royalty payments for the use of Toshiba’s patents. This agreement expires on August 12, 2009.
(d) Leases
     Please see “Item 4. Information On Our Company — D. Property, Plant and Equipment — Leases” for information on our leases.
(e) Acquisition of Hitachi Semiconductor Singapore Pte Ltd
     In February 2008, we entered into an agreement with Hitachi, Ltd and Hitachi Asia, Ltd to purchase 100 percent of the shares in Hitachi Semiconductor Singapore Pte Ltd, which owns and operates an eight-inch wafer fabrication facility located in Singapore. The total cash consideration for the acquisition is S$331 million (approximately $233 million) which is subject to working capital adjustment (see “Item 19. Exhibits — Exhibit 4.20”). This additional facility will augment the capacity of four eight-inch fabs our company currently operates and is located on a 90,000 square-meter campus with building space of 28,000 square meters, including approximately 12,000 square meters of clean-room space. This fabrication facility is currently capable of producing approximately 24,000 eight-inch wafers per month at the 0.15um to 0.25um technology nodes. This transaction also includes a manufacturing agreement with Renesas Technology Corp, an existing customer of HNS, to provide future wafer fabrication services. This transaction is scheduled to be completed at the end of first quarter of 2008 and is subject to certain customary closing conditions.

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

	Singapore Dollars Per US$1.00
	Noon Buying Rate
Fiscal Year Ended December 31,	Average(1)	High	Low	Period End
2003	1.7432	1.7838	1.6990	1.6990
2004	1.6870	1.7291	1.6308	1.6319
2005	1.6648	1.7058	1.6180	1.6628
2006	1.5804	1.6521	1.5338	1.5338
2007	1.5068	1.5439	1.4360	1.4360

	Singapore Dollars Per US$1.00
	Noon Buying Rate
Month	High	Low
August 2007	1.5349	1.5105
September 2007	1.5267	1.4840
October 2007	1.4836	1.4485
November 2007	1.4528	1.4386
December 2007	1.4625	1.4360
January 2008	1.4381	1.4165

Note :

(1)	The average of the daily noon buying rates on the last business day of each month during the year.

E.	TAXATION
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
     Subject to the provisions of any applicable tax treaties and certain exceptions, non-resident persons (other than non-resident individuals and Hindu joint families) who derive certain types of income from Singapore are subject to a withholding tax on that income at a rate of 18% for the year ended December 31, 2007 (or 15% in the case of interest and rental of movable equipment; and 10% in the case of royalties). The applicable rate for non-resident individuals and non-resident Hindu joint families is 20% (instead of 18%). “Hindu joint families” is defined in the Income Tax Act, Chapter 134 of Singapore to mean “what in any system of law prevailing in India is known as a Hindu joint family or a co-parcenary”. We are obligated by law to withhold tax when making such payments to a non-resident. No comprehensive tax treaty currently exists between Singapore and the U.S.
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
Dividends paid out of Tax-Exempt Income or Income subject to Concessionary Tax Rates
     If we pay dividends on the ordinary shares or ADSs out of income received that is exempt from tax because of our pioneer status or out of our income received that is subject to tax at a concessionary rate, if any, such dividends will be exempt from Singapore tax in the hands of the holders of the ordinary shares and ADSs. Please see “Item 5. Operating and Financial Review and Prospects — Liquidity and Capital Resources — Special Tax Status” for a discussion of our tax incentive status.
Dividends paid out of income subject to normal corporate taxation
     One-Tier Corporate Tax System. The one-tier corporate tax system (“one-tier system”) became effective from January 1, 2003 (subject to certain transitional rules). Under this system, the tax on corporate profits is final and dividends paid by a Singapore resident company will be tax exempt in Singapore in the hands of a shareholder of ordinary shares or ADSs, regardless of whether the shareholder is a company or an individual and whether or not the shareholder is a Singapore tax resident.
     Under the transitional rules, companies with unutilized dividend franking credits as of December 31, 2002, are given a five year transitional period from January 1, 2003 to December 31, 2007 to remain on the imputation system (see “— Imputation System” below) for the purposes of paying Franked Dividends (as defined below). Any unutilized dividend franking credits subsequent to the five-year transitional period are forfeited.
     We moved to the one-tier system on January 1, 2008. Accordingly, any dividends declared by us after January 1, 2008 will not be subject to Singapore tax in the hands of our shareholders.
     Imputation System. Before January 1, 2003 (and to a certain extent between January 1, 2003 and December 31, 2007, pursuant to the transitional rules for the one-tier system (see “— One-Tier Corporate Tax System” above)), the imputation system of corporate taxation applied in Singapore. Under this system, the tax we paid on income subject to tax up till December 31, 2002 at the normal corporate income tax rate would be imputed to, and deemed to be paid on behalf of, our shareholders upon distribution of such income as dividends. Our shareholders would have received dividends (“Franked Dividends”) net of such tax and would be taxed on the gross amount of dividends. In this way, the tax we paid would have been available to our shareholders as a tax credit to offset their tax liabilities on their overall income (including the gross amount of dividends) subject to Singapore income tax.
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
Estate duty
     In the case of an individual who is not domiciled in Singapore and who passed away before February 15, 2008, Singapore estate duty is imposed on the value of immovable properties of the individual situated in Singapore. Estate duty is not imposed on the movable properties in Singapore owned by such a non-domiciled person. Thus, an individual holder of the ordinary shares or ADSs who is not domiciled in Singapore at the time of his or her death (which is before February 15, 2008) will not be subject to Singapore estate duty on the value of the ordinary shares or ADSs held by the individual upon the individual’s death. Pursuant to announcements made by the Minister for Finance in his annual Budget Speech in February 2008, estate duty for deaths occurring on or after February 15, 2008 will be abolished. This has however yet to be legislated in the Singapore Parliament.
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
     U.S. holders should be aware that dividends paid by our company will generally be “passive category income” or, in the case of certain U.S. holders, “general category income” for purposes of the foreign tax credit.
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

     We do not believe that we satisfied either of the tests for PFIC status in 2007. However, there can be no assurance that we will not be a PFIC in 2008 or a later year. If, for example, the “passive income” earned by us exceeds 75% or more of our “gross income,” we will be a PFIC under the “income test.” In addition, it is also possible that we will be a PFIC under the “asset test.” The determination of the value of our assets will be based in part on the market price of our ordinary shares and ADSs. Because we have historically held, and may continue to hold a substantial amount of passive assets, there is a risk that we may be a PFIC in 2008 or in a later year. Passive income for PFIC purposes includes, among other things, interest, dividends, royalties, rents and annuities.
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
Quantitative and qualitative disclosures about market risk
     Our exposure to financial market risks is derived primarily from changes in interest rates and foreign exchange rates. To mitigate these risks, we utilize derivative financial instruments and natural hedging by maintaining foreign currency bank deposits, the application of which is intended for hedging purposes and not for speculative purposes.
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
     The tables below provide information about our derivative financial instruments and other financial instruments that are sensitive to changes in interest rates, including interest rate contracts and long-term debt. For long-term debt, the table presents principal cash flows and related weighted average interest rates by expected maturity dates. Weighted average floating rates are based on prevailing floating interest rates related to the outstanding obligations as of December 31, 2007. There were no outstanding interest rate contracts as of December 31, 2007.

	As of December 31, 2007
	Expected Maturity Date
	(In thousands, except interest rates)
									Fair
	2008	2009	2010	2011	2012	Thereafter	Total		Value
LONG-TERM DEBT:
Floating rate debt (US$)	$64,855	$121,671	$121,671	$121,671	$56,816	$56,817	$543,501		$544,362
Weighted average interest rate	5.51%	5.45%	5.45%	5.45%	5.38%	5.38%	5.44	%(1)
Fixed rate debt (US$)	$9,308	$9,875	$385,476	$—	$—	$550,000	$954,659		$964,842
Weighted average interest rate	6.00%	6.00%	5.76%	—%	—%	6.31%	6.08	%(1)

Total	$74,163	$131,546	$507,147	$121,671	$56,816	$606,817	$1,498,160		$1,509,204

	As of
	December 31, 2006
	(In Thousands)
	Total	Fair Value
LONG-TERM DEBT
Floating rate debt (US$)	$374,277	$373,905
Fixed rate debt (US$)	963,433	962,140

Total	$1,337,710	$1,336,045
INTEREST RATE DERIVATIVES
Interest rate swap contract(2)	$300,000	$3,109

Notes:

(1)	Average interest rate under “Total” are the weighted average interest rates of long-term debt outstanding as of December 31, 2007.

(2)	As of December 31, 2006, we had entered into an interest rate swap to economically swap the fixed-rate interest obligation associated with the 6.25% senior notes due 2013 to a floating-rate interest obligation based on LIBOR for U.S. dollars plus 0.93%. This interest rate swap was terminated in November 2007.

(3)	As of December 31, 2007, our short term floating rate debt obligations include the following drawdowns: (a) $150.0 million on our revolving facility agreement with SMBC in March 2007, bearing interest at a floating rate determined by reference to LIBOR; (b) $50.0 million on our revolving facility agreement with BOA in April 2007, bearing interest at a floating rate determined by reference to LIBOR, and (c) $70.0 million on our short-term credit facility with BOA in December 2007, bearing interest at a floating rate determined by reference to LIBOR. These debt obligations were subsequently fully repaid in January 2008.
     As of December 31, 2007, 64% and 36% of our interest rate payment obligations on long-term debt are at fixed rates and floating rates, respectively. We do not have cash flow and earnings exposure due to market interest rate changes for our fixed rate debt obligations, however we do have cash flow and earnings exposure due to market interest rate changes for our floating rate debt obligations. Based on our interest payment obligations as of December 31, 2007, a 0.5% increase in interest rates would increase our floating rate interest payments by 9% annually.
Foreign currency risk
     Our foreign currency exposures give rise to market risk associated with exchange rate movements of the U.S. dollar, which is our reporting and functional currency, against the Japanese yen, the Singapore dollar and the Euro. Substantially all of our revenue was denominated in U.S. dollars during 2006 and 2007 and as a result, we had minimal foreign currency exchange risk with respect to our revenue. In 2006, approximately 76% and 22% of our cost of revenue was denominated in U.S. dollars and Singapore dollars, respectively. This did not significantly change in 2007 where approximately 74% and 24% of our cost of revenue was denominated in U.S. dollars and Singapore dollars, respectively. In 2006, approximately 59% of our capital expenditures were denominated in U.S. dollars, approximately 16% were denominated in Euro, approximately 20% were denominated in Japanese yen and approximately 5% were denominated in Singapore dollars. In 2007, approximately 51% of our capital expenditures were denominated in U.S. dollars, approximately 19% were denominated in Euro, approximately 24% were denominated in Japanese yen and approximately 6% were denominated in Singapore dollars.
     Other than a portion of our cash and cash equivalents, payables, capital lease obligations and income tax receivables and payable, our financial assets and liabilities are primarily denominated in U.S. dollars. As of December 31, 2006, 90% and 8% of our cash and cash equivalents were denominated in U.S. dollars and Singapore dollars, respectively, with the remaining cash and cash equivalents denominated in Japanese yen and Euro. As of December 31, 2007, 95% and 2% of our cash and cash equivalents were denominated in U.S. dollars and Singapore dollars, respectively, with the remaining cash and cash equivalents denominated in Japanese yen and Euro. As of December 31, 2006, 17%, 6% and 9% of our payables were denominated in Japanese yen, Singapore dollars and Euro, respectively. As of December 31, 2007, 5%, 10% and 12% of our payables were denominated in Japanese yen, Singapore dollars and Euro, respectively. Our capital lease obligations as of December 31, 2006 and December 31, 2007 were denominated in Singapore dollars and our income tax receivable as of December 31, 2007 was denominated in Singapore dollars. There was no income tax receivable as of December 31, 2006.
     We minimize our currency risk by purchasing certain raw materials and equipment in U.S. dollars and borrowing in U.S. dollars. In addition, to protect against reductions in value and the volatility of future cash flows caused by changes in foreign exchange rates, from time to time we utilize currency forward contracts. We use these instruments as economic hedges to minimize our exposure to specific currency risks related to equipment purchase commitments denominated primarily in Japanese yen and Euros. We do not use currency forward contracts to hedge all our foreign currency denominated firm commitments. Other than currency forward contracts, we also utilize natural hedging by maintaining foreign currency bank deposits and utilizing these for settlement of foreign currency liabilities. As of December 31, 2006, we had $4.0 million, $54.6 million and $6.3 million in U.S. dollar equivalents of cash and cash equivalents denominated in Japanese yen, Singapore dollars and Euro, respectively. As of December 31, 2007, we had $10.7 million, $17.4 million and $14.6 million in U.S. dollar equivalents of cash and cash equivalents denominated in Japanese yen, Singapore dollars and Euro, respectively. Our Singapore dollar cash balance is used primarily for operational expenses denominated in Singapore dollars while our Euro and Japanese yen cash balances are used primarily for capital expenditure payments.
     The table below provides information about our foreign currency forward contracts.

	As of December 31, 2007
					As of December 31,
	Expected Maturity Date of Notional Amounts				2006
	(In thousands, except exchange rates)				(In thousands)
	2008	Thereafter	Total	Fair Value	Total	Fair Value
FORWARD FOREIGN EXCHANGE AGREEMENTS:
(Receive Yen/Pay US$)
Contract Amount	$—	—	$—	$—	$51,264	$(1,724)
Average Contractual Exchange Rate	—	—
(Receive S$/Pay US$)
Contract Amount	$5,972	—	$5,972	$41	$8,997	$41
Average Contractual Exchange Rate	1.4467	—
(Receive Euros/Pay US$)
Contract Amount	$17,328	—	$17,328	$(183)	$11,997	$50
Average Contractual Exchange Rate	1.4742	—

Total Contract Amount	$23,300	—	$23,300	$(142)	$72,258	$(1,633)

     In addition, we also entered into purchase contracts for which payments are denominated in currencies other than the functional currency or the local currency of the parties to the contracts or, in some cases, their parent company where the parent company provides the majority of resources required under the contract on behalf of the subsidiary who is a party to the contract. Therefore these contracts contain embedded foreign currency derivatives. The outstanding notional amounts of these purchase contracts are as follows:

	As of December 31,
	2006	2007
Denominated in Japanese yen (in thousands)	743,349	44,009
Denominated in Euro (in thousands)	29	9
     The fair values of these embedded foreign currency derivatives as of December 31, 2007 are not substantial.
Equity Price Risk
     In March 2006, we entered into the 2006 Option with GS, under which GS may purchase up to 214.8 million of our ordinary shares at S$1.60 per share should we early terminate the 2006 Option in the first year and S$2.15 per share thereafter. If the option is exercised we have the right either to issue new shares to GS or to settle the transaction in cash. If the 2006 Option is not exercised or terminated earlier, it will expire on March 29, 2011. As of December 31, 2006, the 2006 Option was a derivative instrument that was dual indexed to our ordinary share price and currency exchange rates. As a result we were exposed to both price fluctuations of our ordinary shares as well as exchange rate movements of the U.S. dollar, which is our reporting and functional currency, against the Singapore dollar. In March 2007, we modified the terms of the 2006 Option by simultaneously terminating the Singapore dollar-denominated option and entering into a U.S. dollar-denominated option. As of December 31, 2007, the U.S. dollar-denominated option is not exposed to market risk as it is accounted for as shareholders’ equity in the consolidated balance sheet.

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
     Based on the foregoing, our Chief Executive Officer and Chief Financial Officer have concluded that, as of December 31, 2007, the end of the period covered by this report, our disclosure controls and procedures were effective.
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
     Management evaluated the effectiveness of our internal control over financial reporting as of December 31, 2007 using the framework set forth in the report of the Treadway Commission’s Committee of Sponsoring Organizations (COSO), “Internal Control — Integrated Framework.”

     Based on the foregoing, management has concluded that our internal control over financial reporting was effective as of December 31, 2007.
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
Report of Independent Registered Public Accounting Firm
The Board of Directors and Stockholders
Chartered Semiconductor Manufacturing Ltd:
We have audited Chartered Semiconductor Manufacturing Ltd’s internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Chartered Semiconductor Manufacturing Ltd’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.
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
In our opinion, Chartered Semiconductor Manufacturing Ltd maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control — Integrated Framework issued by COSO.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Chartered Semiconductor Manufacturing Ltd as of December 31, 2006 and 2007, and the related consolidated statements of operations, comprehensive income (loss), shareholders’ equity and, and cash flows for each of the years in the three-year period ended December 31, 2007, and our report dated March 7, 2008 expressed an unqualified opinion on those consolidated financial statements.
KPMG
Singapore
March 7, 2008

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT
     Our Audit Committee members are Messrs. Philip Tan Yuen Fah (chairman), Steven H. Hamblin and Maurizio Ghirga. Please see “Item 6. Directors, Senior Management and Employees” for their experience and qualifications. Our Board has determined that Messrs. Steven H. Hamblin and Maurizio Ghirga each meets all of the criteria required to be named an Audit Committee “Financial Expert,” as defined in the applicable rules of the SEC, and qualifies as an independent director under the Nasdaq rules and the applicable rules of the SEC.

ITEM 16B.	CODE OF ETHICS
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

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES
     Below are the fees billed and accrued in 2006 and 2007 by our auditors for professional services rendered by our auditors for the said period.

	Audit fees	Audit-related fees	Tax fees	All other fees	Total
	($ in thousands)
2006	1,612	21	150	6	1,789
2007	1,419	161	188	15	1,783
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
     Our Audit Committee has established pre-approval policies and procedures for services to be performed by our independent auditors. Under our pre-approval policies and procedures, our independent auditors cannot perform services unless they are pre-approved by our Audit Committee. In November 2006 and October 2007, our Audit Committee pre-approved a list of services that could be rendered by the independent auditors in 2007 and 2008, respectively. In January 2007 and August 2007, our Audit Committee pre-approved certain other services that were not listed in the pre-approved list of services. None of the services performed by our independent auditors were approved pursuant to paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES
Not Applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS.
None.
PART III

ITEM 17.	FINANCIAL STATEMENTS
See Item 18 for a list of financial statements filed under Item 17.

ITEM 18.	FINANCIAL STATEMENTS
     The following financial statements are filed as part of this document, together with the report of the independent auditors:
Chartered Semiconductor Manufacturing Ltd. Consolidated Financial Statements
Report of Independent Registered Public Accounting Firm

Consolidated Balance Sheets as of December 31, 2006 and 2007

Consolidated Statements of Operations for the years ended December 31, 2005, 2006 and 2007

Consolidated Statements of Comprehensive Income (Loss) for the years ended December 31, 2005, 2006 and 2007

Consolidated Statements of Shareholders’ Equity for the years ended December 31, 2005, 2006 and 2007

Consolidated Statements of Cash Flows for the years ended December 31, 2005, 2006 and 2007

Notes to Consolidated Financial Statements

ITEM 19.	EXHIBITS

1(1)	Memorandum and Articles of Association of the company.

2.1(2)	Specimen certificate for ordinary shares issued prior to January 30, 2006.

2.2(27)	Specimen certificate for ordinary shares in respect of new issuances of shares issued on and after January 30, 2006.

2.3(27)	Specimen certificate for ordinary shares transferred on and after January 30, 2006 in respect of shares issued before January 30, 2006.

2.4 (23)	Specimen certificate for convertible redeemable preference shares.

2.5(3)	Deposit Agreement dated November 4, 1999 by and among the company, Citibank, N.A. and the holders and beneficial owners of American Depositary Shares evidenced by American Depositary Receipts issued thereunder (including as an exhibit, the form of American Depositary Receipt).

2.5.1(29)	Letter Agreement dated September 26, 2007 by and between the company and Citibank, N.A., supplementing the Deposit Agreement dated November 4, 1999 by and among the company, Citibank, N.A. and the holders and beneficial owners of American Depositary Shares evidenced by American Depositary Receipts issued thereunder.

2.6(19)	Conversion Price Certificate dated August 17, 2005 of the company.

Loan Agreements and Indentures

4.1.1(6)	Indenture dated as of April 2, 2001 by and between the company and Wells Fargo Bank Minnesota, National Association.

4.1.2(20)	Second Supplemental Indenture dated August 3, 2005 by and between the company and The Bank of New York.

4.1.3(20)	Third Supplemental Indenture dated August 3, 2005 by and between the company and The Bank of New York.

4.1.4(21)	Fourth Supplemental Indenture dated August 17, 2005 by and between the company and The Bank of New York.

4.1.5(24)	Fifth Supplemental Indenture dated April 4, 2006 by and between the company and The Bank of New York.

4.2(21)	Master Agency Agreement dated August 17, 2005 by and between the company and The Bank of New York.

4.3 (18)(+)	Facility Agreement dated December 23, 2004 by and among the company as Borrower, JPMorgan Chase Bank, N.A. as Lender, Export-Import Bank of the United States as guarantor and JPMorgan Chase Bank, N.A as Facility Agent.

4.3.1(28)	Amendment No. 1 dated May 16, 2007 to Facility Agreement dated December 23, 2004 by and among the company as Borrower, JPMorgan Chase Bank, N.A. as Lender, Export-Import Bank of the United States as guarantor and JPMorgan Chase Bank, N.A as Facility Agent.

4.3.2(28)(++)	Facility Agreement dated May 16, 2007 by and among the company as Borrower, JPMorgan Chase Bank, N.A. as Lender, Export-Import Bank of the United States as guarantor and JPMorgan Chase Bank, N.A as Facility Agent.

4.4(25)(++)	Letter of Confirmation from Goldman Sachs International to the company dated March 29, 2006 supplementing the ISDA Master Agreement (Multicurrency-Cross Border) dated August 10, 2004 by and between the company and Goldman Sachs International, as counter-party together with the Schedule to the Master Agreement.

4.5(25)(++)	Facility Agreement dated March 3, 2006 by and between the company as Borrower and Sumitomo Mitsui Banking Corporation as Arranger and Sumitomo Mitsui Banking Corporation, Singapore Branch as Agent.

4.5.1(26)	Syndication Agreement dated June 30, 2006 relating to the Facility Agreement dated March 3, 2006 by and between the company as Borrower and Sumitomo Mitsui Banking Corporation as Arranger and Sumitomo Mitsui Banking Corporation, Singapore Branch as Agent.

4.6(29)(++)	Facility Agreement dated October 5, 2007 by and among the company as Borrower and Japan Bank for International Cooperation and Sumitomo Mitsui Banking Corporation, as Lenders.

4.7(30)(++)	Credit Agreement dated January 28, 2008 by and among the company as Borrower, Société Générale as Arranger, Lender and Facility Agent, and The Bank of New York, as Security Trustee and Account Bank.

Strategic Alliances

CSP

4.8.1(7)	Deed of Accession and Ratification dated October 22, 2001 by and among the company, EDB Investments Pte Ltd, Agilent Technologies Europe B.V. and Singapex Investments Pte Ltd relating to the Joint Venture Agreement dated March 13, 1997, as amended and restated on October 23, 2001(the “Restated Joint Venture Agreement dated October 23, 2001”).

4.8.2 (7)	Amendment Agreement No. 1 dated January 31, 2002 to Restated Joint Venture Agreement dated October 23, 2001.

4.8.3(23)	Deed of Accession and Ratification dated January 26, 2006 by and among the company, EDB Investments Pte Ltd, Singapex Investments Pte Ltd, Agilent Technologies Europe B.V. and Avago Technologies General IP (Singapore) Pte. Ltd. relating to the Restated Joint Venture Agreement dated October 23, 2001 and as further amended by an amendment (No. 1) dated January 31, 2002.

SMP

4.9.1(2)(+)	Joint Venture Agreement dated December 19, 1997 by and between the company and Lucent Technologies Microelectronics Pte. Ltd.

4.9.2(17)	Supplemental Agreement dated September 17, 2004 to the Joint Venture Agreement dated December 19, 1997 by and between the company and Agere Systems Singapore Pte Ltd. (formerly known as “Lucent Technologies Microelectronics Pte. Ltd.”).

4.9.3(22)	Second Supplemental Agreement dated January 1, 2005 to the Joint Venture Agreement dated December 19, 1997 by and between the company and Agere Systems Singapore Pte Ltd.

4.9.4 (2)(++)	Assured Supply and Demand Agreement dated February 17, 1998 by and among the company, Silicon Manufacturing Partners Pte Ltd and Lucent Technologies Microelectronics Pte. Ltd.

4.9.5(2)(+)	Supplemental Assured Supply and Demand Agreement dated September 3, 1999 by and among the company, Silicon Manufacturing Partners Pte Ltd and Lucent Technologies Microelectronics Pte. Ltd.

4.9.6 (2)(++)	License and Technology Transfer Agreement dated February 17, 1998 by and among the company, Lucent Technologies Microelectronics Pte. Ltd. and Silicon Manufacturing Partners Pte Ltd.

4.9.7(10)(++)	Amendment Agreement (No. 1) to License and Technology Transfer Agreement dated July 27, 2000 by and between the company, Lucent Technologies Microelectronics Pte. Ltd. and Silicon Manufacturing Partners Pte Ltd.

4.9.8(8)(++)	Amendment Agreement (No. 2) dated March 22, 2001 to License and Technology Transfer Agreement dated February 17, 1998 by and between the company, Agere Systems Singapore Pte Ltd (formerly known as “Lucent Technologies Microelectronics Pte. Ltd.”) and Silicon Manufacturing Partners Pte Ltd.

4.9.9(9)(++)	Amendment Agreement (No. 3) dated March 28, 2002 to License and Technology Transfer Agreement dated February 17, 1998 by and among the company, Agere Systems Singapore Pte Ltd (formerly known as “Lucent Technologies Microelectronics Pte. Ltd.”) and Silicon Manufacturing Partners Pte Ltd.

4.9.10 (4)(++)	Amendment Agreement (No. 4) dated July 1, 2003 to License and Technology Transfer Agreement dated February 17, 1998 by and among the company, Agere Systems Singapore Pte Ltd (formerly known as “Lucent Technologies Microelectronics Pte. Ltd.”) and Silicon Manufacturing Partners Pte Ltd.

Technology transfer, license, joint development and other related agreements

Agere/Lucent

4.10.1(2)(++)	Technology Transfer Agreement dated February 17, 1998 by and between the company and Lucent Technologies Inc.

4.10.2(8)(++)	Amendment Agreement (No. 1) dated July 31, 2000 to Technology Transfer Agreement dated February 17, 1998 between Lucent Technologies Inc. and the company.

4.10.3(8)(++)	Amendment Agreement (No. 2) dated March 20, 2001 to Technology Transfer Agreement dated February 17, 1998 between Agere Systems Inc. (formerly known as the “Microelectronics Group of Lucent Technologies Inc.”) and the company.

4.10.4(8)(++)	Amendment Agreement (No. 3) dated March 28, 2002 to Technology Transfer Agreement dated February 17, 1998 between Agere Systems Inc. (formerly known as the “Microelectronics Group of Lucent Technologies Inc.”) and the company.

4.10.5(2)(+)	Patent License Agreement dated January 1, 1998 by and between the company and Lucent Technologies Inc.

4.10.6(14)(+)	Patent License Agreement Amendment dated August 3, 2000 by and between the company and Lucent Technologies Inc.

4.10.7(10)	Letter Agreement dated September 26, 2002 by and between the company and Agere Systems Inc. amending the Patent License Agreement between the parties dated January 1, 1998.

Toshiba

4.11(2)(+)	Patent Cross License Agreement dated August 12, 1999 by and between the company and Toshiba Corporation.

IBM

4.12.1(7)(+)	Patent Cross-License Agreement dated January 1, 2001 by and between the company and International Business Machines Corporation.

4.12.2 (11)(+)	Amendment No. 1 dated November 26, 2002 to Patent License Agreement dated January 1, 2001 by and between the company and International Business Machines Corporation.

4.12.3(11)(+)	“SF” Process Development and Cost Sharing Agreement dated November 26, 2002 by and between the company and International Business Machines Corporation.

4.12.4(11)(++)	Copper / Related FEOL Technology License Agreement dated November 26, 2002 by and between the company and International Business Machines Corporation.

4.12.5 (22)(++)	Amendment No. 1 dated January 19, 2005 to the Copper / Related FEOL Technology License Agreement dated November 26, 2002 by and between the company and International Business Machines Corporation.

4.12.6(12)(+)	Amendment No. 1 dated June 26, 2003 to “SF” Process Development and Cost Sharing Agreement dated November 26, 2002 by and between the company and International Business Machines Corporation.

4.12.7 (16)(+)	Amended and Restated Amendment No. 2 dated March 9, 2004 to the “SF” Process Development and Cost Sharing Agreement dated November 26, 2002 by and between the company and International Business Machines Corporation.

4.12.8(27)(++)	Third Amended and Restated Amendment No.3 dated November 17, 2006 to “SF” Process Development and Cost Sharing Agreement dated November 26, 2002 by and between the company and International Business Machines Corporation.

4.12.9(18)(+)	Amendment No. 4 dated December 15, 2004 to “SF” Process Development and Cost Sharing Agreement dated November 26, 2002 by and between the company and International Business Machines Corporation.

4.12.10(11)(++)	Refundable Cross Deposit Agreement dated November 26, 2002 by and between the company and International Business Machines Corporation.

4.12.11(15)(++)	First Supplemental Agreement dated December 19, 2003 to the Refundable Cross Deposit Agreement dated November 26, 2002 by and between the company and International Business Machines Corporation.

4.12.12(25)(++)	Letter Agreement dated March 27, 2006 to vary the terms of the Refundable Cross Deposit Agreement dated November 26, 2002, as amended and supplemented, by and between the company and International Business Machines Corporation.

4.12.13(27)(++)	Master IBM Joint Development Terms and Conditions dated December 15, 2006 for joint development projects with International Business Machines Corporation.

4.12.14(27)(++)	Participation Agreement dated January 1, 2007 by and between the company and International Business Machines Corporation.

4.12.15(27)(++)	Joint Development Project Agreement dated December 15, 2006 for 45nm Bulk-Industry Standard Semiconductor Process Technology by and between the company and International Business Machines Corporation.

4.12.16(27)(++)	Joint Development Project Agreement dated December 15, 2006 for 32nm Bulk-Industry Standard Semiconductor Process Technology by and between the company and International Business Machines Corporation.

Motorola

4.13(4)(+)	Patent License Agreement dated July 1, 2003 by and between the company and Motorola, Inc.

Property Agreements

Fab 2

4.14(18)	Sub-Lease dated October 19, 2004 by and between Singapore Technologies Pte Ltd and the company relating to Private Lots A12787 and A12787(a) Mukim No. 13 Sembawang.

Fabs 3 and 5

4.15.1(5)	Sub-Lease Agreement dated February 17, 1998 by and between the company and Silicon Manufacturing Partners Pte Ltd.

4.15.2(18)	Sub-Lease dated October 19, 2004 by and between Singapore Technologies Pte Ltd and the company relating to Private Lot A12787(b) Mukim No. 13.

Fabs 2 and 3 Site Slurry Treatment Plant

4.16.1(23)	Agreement for Sub-License and Sub-Lease (Private Lot A12787(k)) dated July 8, 2005 by and between Singapore Technologies Pte Ltd and the company.

4.16.2(23)	Novation Agreement dated July 8, 2005 by and among Singapore Technologies Pte Ltd, Terra Investments Pte. Ltd. and the company relating to the Agreement for Sub-License and Sub-Lease (Private Lot A12787(k)) dated July 8, 2005.

4.16.3(27)	Supplemental Agreement dated January 3, 2007 by and between Terra Investments Pte. Ltd. and the company relating to the Agreement for Sub-License and Sub-Lease (Private Lot A12787(k) now known as A1964508) dated July 8, 2005.

Fab 6

4.17.1(5)	Building Agreement relating to Private Lot A12787(d) Mukim No. 13 Sembawang dated September 24, 1999 by and between Jurong Town Corporation and Singapore Technologies Pte Ltd.

4.17.2(5)	Agreement for Sub-License and Sub-Lease (Private Lot A12787(d)) dated September 24, 1999 by and between Singapore Technologies Pte Ltd and Chartered Silicon Partners Pte Ltd.

4.17.3(18)	Novation Agreement dated December 31, 2004 by and among Singapore Technologies Pte Ltd, Terra Investments Pte. Ltd. and Chartered Silicon Partners Pte Ltd relating to the Agreement for Sub-License and Sub-Lease (Private Lot A12787(d)) dated September 24, 1999.

Fab 7

4.18.1(13)	Agreement for Sub-License and Sub-Lease (Private Lot A12787(e)) dated July 30, 2001 by and between Singapore Technologies Pte Ltd and the company.

4.18.2(13)	Building Agreement relating to Private Lot A12787(e) Woodlands Industrial Park D, G.S. No. 3696K, Mukim No. 13 dated July 30, 2001 by and between Jurong Town Corporation and Singapore Technologies Pte Ltd.

4.18.3(18)	Novation Agreement dated December 31, 2004 by and among Singapore Technologies Pte Ltd, Terra Investments Pte. Ltd. and the company relating to the Agreement for Sub-License and Sub-Lease (Private Lot A12787(e)) dated July 30, 2001.

4.18.4(27)	Supplemental Agreement dated January 3, 2007 by and between Terra Investments Pte. Ltd. and the company relating to the Agreement for Sub-License and Sub-Lease (Private Lot A12787(e) now known as A1964507) dated July 30, 2001.

4.19.1(27)	Offer Letter dated February 16, 2006 from Jurong Town Corporation to Terra Investments Pte. Ltd. for the lease of land known as Private Lot A1964510 at Plot 6 Woodlands Industrial Park D in Woodlands Wafer Fab Park.

4.19.2(27)	Acceptance of Offer dated February 21, 2006 from the company to Terra Investments Pte Ltd. relating to Private Lot A1964510 at Plot 6 Woodlands Industrial Park D in Woodlands Wafer Fab Park.

4.19.3(27)	Acceptance of Offer dated February 24, 2006 from Terra Investments Pte. Ltd. to Jurong Town Corporation relating to Private Lot A1964510 at Plot 6 Woodlands Industrial Park D in Woodlands Wafer Fab Park.

Acquisition of Hitachi Semiconductor Singapore Pte Ltd

4.20(30)	Stock Purchase Agreement dated February 15, 2008 by and amongst the company, Hitachi, Ltd and Hitachi Asia, Ltd for the purchase 100 percent of the shares in Hitachi Semiconductor

Singapore Pte Ltd.

Related Party Agreements

4.21(11)	Amended and Restated Turnkey Subcontract Agreement for Sort, Assembly and/or Final Test Services dated October 30, 2002 by and between the company and ST Assembly Test Services Ltd.

4.22(15)	Mr. Chia Song Hwee’s, President and Chief Executive Officer, Contract of Employment.

8(11)	List of the company’s subsidiaries.

12.1(30)	Certification of the President and Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2(30)	Certification of the Senior Vice President and Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1(30)	Certification of the President and Chief Executive Officer pursuant to 18 U.S.C Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2(30)	Certification of the Senior Vice President and Chief Financial Officer pursuant to 18 U.S.C Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1(30)	Consent of KPMG.

Notes:

(1)	Filed as an exhibit to our company’s Registration Statement on Form F-1 (Registration No. 333-88397), as filed with the Securities and Exchange Commission on October 4, 1999. The Memorandum and Articles of Association were amended by special resolutions of our shareholders passed on May 30, 2001, May 15, 2002, August 17, 2005 and April 24, 2007, and by an ordinary resolution of our shareholders passed on April 28, 2005. A copy of the reprinted version of the Memorandum and Articles of Association of our company, incorporating all the amendments made thereto up to April 24, 2007, was filed as an exhibit to our company’s Current Report on Form 6-K (File No. 000-27811), as submitted with the Securities and Exchange Commission on August 2, 2007, which exhibit is incorporated herein by reference.

(2)	Filed as an exhibit to our company’s Amended Registration Statement on Form F-1/A, as filed with the Securities and Exchange Commission on October 25, 1999, which exhibit is incorporated herein by reference.

(3)	Submitted as an exhibit to our company’s Current Report on Form 6-K (File No. 000-27811), as submitted with the Securities and Exchange Commission on November 23, 1999, which exhibit is incorporated herein by reference.

(4)	Submitted as an exhibit to our company’s Third Quarterly Report 2003 on Form 6-K (File No. 000-27811), as submitted with the Securities and Exchange Commission on November 13, 2003, which exhibit is incorporated herein by reference.

(5)	Filed as an exhibit to our company’s Registration Statement on Form F-1 (Registration No. 333-88397), as filed with the Securities and Exchange Commission on October 4, 1999.

(6)	Submitted as an exhibit to our company’s Current Report on Form 6-K (File No. 000-27811), as submitted with the Securities and Exchange Commission on April 4, 2001, which exhibit is incorporated herein by reference.

(7)	Filed as an exhibit to our company’s Annual Report on Form 20-F (File No. 000-27811), as filed with the Securities and Exchange Commission on March 11, 2002, which exhibit is incorporated herein by reference.

(8)	Submitted as an exhibit to our company’s First Quarterly Report 2001 on Form 6-K (File No. 000-27811), as submitted with the Securities and Exchange Commission on May 15, 2001, which exhibit is incorporated herein by reference.

(9)	Submitted as an exhibit to our company’s First Quarterly Report 2002 on Form 6-K (File No. 000-27811), as submitted with the Securities and Exchange Commission on May 14, 2002, which exhibit is incorporated herein by reference.

(10)	Submitted as an exhibit to our company’s Third Quarterly Report 2002 on Form 6-K (File No. 000-27811), as submitted with the Securities and Exchange Commission on November 14, 2002, which exhibit is incorporated herein by reference.

(11)	Filed as an exhibit to our company’s Annual Report on Form 20-F (File No. 000-27811), as filed with the Securities and Exchange Commission on March 13, 2003, which exhibit is incorporated herein by reference.

(12)	Submitted as an exhibit to our company’s Second Quarterly Report 2003 on Form 6-K (File No. 000-27811), as submitted with the Securities and Exchange Commission on August 13, 2003, which exhibit is incorporated herein by reference.

(13)	Submitted as an exhibit to our company’s Third Quarterly Report 2001 on Form 6-K (File No. 000-27811), as submitted with the Securities and Exchange Commission on November 14, 2001, which exhibit is incorporated herein by reference.

(14)	Submitted as an exhibit to our company’s Current Report on Form 6-K (File No. 000-27811), as submitted with the Securities and Exchange Commission on November 14, 2000, which exhibit is incorporated herein by reference.

(15)	Filed as an exhibit to our company’s Annual Report on Form 20-F (File No. 000-27811), as filed with the Securities and Exchange Commission on March 3, 2004, which exhibit is incorporated herein by reference.

(16)	Submitted as an exhibit to our company’s First Quarterly Report 2004 on Form 6-K (File No. 000-27811), as submitted with the Securities and Exchange Commission on May 10, 2004, which exhibit is incorporated herein by reference.

(17)	Submitted as an exhibit to our company’s Third Quarterly Report 2004 on Form 6-K (File No. 000-27811), as submitted with the Securities and Exchange Commission on November 8, 2004, which exhibit is incorporated herein by reference.

(18)	Filed as an exhibit to our company’s Annual Report on Form 20-F (File No. 000-27811), as filed with the Securities and Exchange Commission on March 7, 2005, which exhibit is incorporated herein by reference.

(19)	Submitted as an exhibit to our company’s Current Report 2005 on Form 6-K (File No. 000-27811), as submitted with the Securities and Exchange Commission on August 17, 2005, which exhibit is incorporated herein by reference.

(20)	Submitted as an exhibit to our company’s Current Report on Form 6-K (File No. 000-27811), as submitted with the Securities and Exchange Commission on August 4, 2005, which exhibit is incorporated herein by reference.

(21)	Submitted as an exhibit to our company’s Current Report on Form 6-K (File No. 000-27811), as submitted with the Securities and Exchange Commission on August 18, 2005, which exhibit is incorporated herein by reference.

(22)	Submitted as an exhibit to our company’s First Quarterly Report on Form 6-K (File No. 000-27811), as submitted with the Securities and Exchange Commission on May 6, 2005, which exhibit is incorporated herein by reference.

(23)	Filed as an exhibit to our company’s Annual Report on Form 20-F (File No. 000-27811), as filed with the Securities and Exchange Commission on March 1, 2006, which exhibit is incorporated herein by reference.

(24)	Submitted as an exhibit to our company’s Current Report on Form 6-K (File No. 000-27811), as submitted with the Securities and Exchange Commission on April 5, 2006, which exhibit is incorporated herein by reference.

(25)	Submitted as an exhibit to our company’s First Quarterly Report on Form 6-K (File No. 000-27811), as submitted with the Securities and Exchange Commission on May 10, 2006, which exhibit is incorporated herein by reference.

(26)	Submitted as an exhibit to our company’s Current Report on Form 6-K (File No. 000-27811), as submitted with the Securities and Exchange Commission on August 9, 2006, which exhibit is incorporated herein by reference.

(27)	Filed as an exhibit to our company’s Annual Report on Form 20-F (File No. 000-27811), as filed with the Securities and Exchange Commission on March 15, 2007, which exhibit is incorporated herein by reference.

(28)	Submitted as an exhibit to our company’s Second Quarterly Report on Form 6-K (File No. 000-27811), as submitted with the Securities and Exchange Commission on August 7, 2007, which exhibit is incorporated herein by reference.

(29)	Submitted as an exhibit to our company’s Third Quarterly Report 2007 on Form 6-K (File No. 000-27811), as submitted with the Securities and Exchange Commission on November 7, 2007, which exhibit is incorporated herein by reference.

(30)	Filed herewith.

(+)	Certain portions of this exhibit have been omitted pursuant to a confidential treatment order of the Securities and Exchange Commission. The omitted portions have been separately filed with the Commission.

(++)	Certain portions of this exhibit have been omitted pursuant to a request for confidential treatment filed with the Securities and Exchange Commission. The omitted portions have been separately filed with the Commission.

SIGNATURES
     The company certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized on this 10th day of March 2008.

CHARTERED SEMICONDUCTOR MANUFACTURING LTD
By:	/s/ George Thomas
Name:	George Thomas
Title:	Senior Vice President and Chief Financial Officer

This annual report has been signed by the following persons in the capacities indicated:

SIGNATURE	TITLE	DATE

/s/ James A. Norling	Chairman of the Board	March 10, 2008

James A. Norling

/s/ Chia Song Hwee	President and Chief Executive Officer (principal executive officer)	March 10, 2008

Chia Song Hwee

/s/ George Thomas	Senior Vice President and Chief Financial Officer (principal financial and accounting officer)	March 10, 2008

George Thomas

/s/ Andre Borrel	Director	March 10, 2008

Andre Borrel

/s/ Charles E. Thompson	Director	March 10, 2008

Charles E. Thompson

/s/ Tsugio Makimoto	Director	March 10, 2008

Tsugio Makimoto

/s/ Tay Siew Choon	Director	March 10, 2008

Tay Siew Choon

/s/ Peter Seah Lim Huat	Director	March 10, 2008

Peter Seah Lim Huat

SIGNATURE	TITLE	DATE

/s/ Philip Tan Yuen Fah	Director	March 10, 2008

Philip tan yuen fah

/s/ Pasquale Pistorio	Director	March 10, 2008

Pasquale Pistorio

/s/ Steven H. Hamblin	Director	March 10, 2008

Steven H. Hamblin

/s/ Maurizio Ghirga	Director	March 10, 2008

Maurizio Ghirga

CHARTERED SEMICONDUCTOR MANUFACTURING LTD
AND SUBSIDIARIES
FINANCIAL STATEMENTS INDEX

Report of Independent Registered Public Accounting Firm
The Board of Directors and Stockholders
Chartered Semiconductor Manufacturing Ltd:
We have audited the accompanying consolidated balance sheets of Chartered Semiconductor Manufacturing Ltd and subsidiaries (the Company) as of December 31, 2006 and 2007, and the related consolidated statements of operations, comprehensive income (loss), shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2007. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
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
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Chartered Semiconductor Manufacturing Ltd and subsidiaries as of December 31, 2006 and 2007, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2007, in conformity with U.S. generally accepted accounting principles.
As described in Note 1(s) and Note 19 to the consolidated financial statements, effective January 1, 2006, the Company adopted the fair value method of accounting for stock-based compensation as required by Statement of Financial Accounting Standards No. 123(R), Shared-Based Payment. As described in Note 1(c) to the consolidated financial statements, the Company changed its method of quantifying errors in fiscal year 2006.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Chartered Semiconductor Manufacturing Ltd’s internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated March 7, 2008 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.
KPMG
Singapore
March 7, 2008

CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS — in US Dollars
As of December 31
In thousands (except per share data)

	2006	2007

ASSETS
Cash and cash equivalents	$718,982	$743,173
Restricted cash	43,063	45,092
Marketable securities	2,283	2,822
Receivables, net	243,361	237,312
Inventories	158,492	213,524
Other investments	—	89,290
Prepaid expenses	6,978	6,289
Other current assets	10,247	16,231

Total current assets	1,183,406	1,353,733

Investment in associated companies	36,044	30,112
Technology licenses, net	84,991	62,699
Property, plant and equipment, net	2,275,179	2,463,789
Other non-current assets	42,316	115,228

Total assets	$3,621,936	$4,025,561

LIABILITIES, CONVERTIBLE REDEEMABLE PREFERENCE SHARES AND SHAREHOLDERS’ EQUITY
Payables	$301,868	$212,618
Short-term debt	—	270,000
Income tax payable	33,394	5,459
Current installments of long-term debt and capital lease obligations	127,627	78,663
Other current liabilities	149,856	109,171

Total current liabilities	612,745	675,911

Long-term debt and capital lease obligations, excluding current installments	1,280,972	1,499,917
Other non-current liabilities	48,936	52,747

Total liabilities	1,942,653	2,228,575

Convertible redeemable preference shares
Issued and outstanding: 28 shares in 2006 and 2007
Redemption value at maturity: $10,000 per share	246,174	255,837

Ordinary share capital
Issued and outstanding: 2,535,896 shares in 2006 and 2,539,626 shares in 2007	2,704,215	2,710,006
Accumulated deficit	(1,217,275)	(1,115,587)
Accumulated other comprehensive loss	(53,831)	(53,270)

Total shareholders’ equity	$1,433,109	$1,541,149

Commitments and contingencies

Total liabilities, convertible redeemable preference shares and shareholders’ equity	$3,621,936	$4,025,561

See accompanying notes to consolidated financial statements.

CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS — in US Dollars
For the Years Ended December 31
In thousands (except per share data)

	2005	2006	2007

Net revenue	$1,032,734	$1,414,525	$1,355,486
Cost of revenue	(915,281)	(1,070,512)	(1,095,830)

Gross profit	117,453	344,013	259,656

Other revenue	20,685	21,030	22,930

OPERATING EXPENSES
Research and development	122,073	152,756	159,764
Sales and marketing	42,503	55,007	58,013
General and administrative	40,025	42,558	39,648
Fab start-up costs	22,697	—	—
Other operating expenses, net	14,202	13,766	13,030

Total operating expenses, net	241,500	264,087	270,455

Equity in income of associated companies, net	6,486	36,040	33,836
Other loss, net	(6,744)	(2,689)	(2,418)
Interest income	28,625	44,591	27,031
Interest expense and amortization of debt discount	(69,839)	(87,950)	(60,325)
Income (loss) before income tax	(144,834)	90,948	10,255
Income tax expense (benefit)	13,111	23,924	(91,433)

Net income (loss)	(157,945)	67,024	101,688

Less: Accretion to redemption value of convertible redeemable preference shares	3,196	9,476	9,663

Net income (loss) available to ordinary shareholders	$(161,141)	$57,548	$92,025

Basic net earnings (loss) per ordinary share	$(0.06)	$0.02	$0.04

Diluted net earnings (loss) per ordinary share	$(0.06)	$0.02	$0.04

Basic net earnings (loss) per ADS	$(0.64)	$0.23	$0.36

Diluted net earnings (loss) per ADS	$(0.64)	$0.23	$0.35

Number of ordinary shares used in computing:
Basic net earnings (loss) per ordinary share	2,511,428	2,528,056	2,538,357
Effect of dilutive securities	—	6,009	330,260

Diluted net earnings (loss) per ordinary share	2,511,428	2,534,065	2,868,617

Number of ADS used in computing:
Basic net earnings (loss) per ADS	251,143	252,806	253,836
Effect of dilutive securities	—	601	33,026

Diluted net earnings (loss) per ADS	251,143	253,407	286,862

See accompanying notes to consolidated financial statements.

CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS) — in US Dollars
For the Years Ended December 31
In thousands

	2005	2006	2007

Net income (loss)	$(157,945)	$67,024	$101,688

Net unrealized gains (losses) on change in cash flow hedging fair values	(1,425)	(1,664)	1,824
Share of cash flow hedging gains of associated companies	17	9	1
Reclassification of cash flow hedging (gains) losses into earnings	2,006	435	(1,917)
Foreign currency translation	1,721	568	(33)
Unrealized losses on available-for-sale securities	(1,390)	(11)	(149)
Reclassification of realized losses on available-for-sale securities into earnings	—	2,350	835

Other comprehensive income, net	929	1,687	561

Comprehensive income (loss), net	$(157,016)	$68,711	$102,249

See accompanying notes to consolidated financial statements.

CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY — in US Dollars
In thousands

				Accumulated	Total
				Other	Share-
	Ordinary Share		Accumulated	Compre-	holders’
	Capital		Deficit	hensive Loss	Equity
	No.	$	$	$	$

Balance at January 1, 2005	2,509,238	2,682,638	(1,116,325)	(58,353)	1,507,960
Net loss	—	—	(157,945)	—	(157,945)
Other comprehensive income	—	—	—	929	929
Accretion to redemption value of convertible redeemable preference shares	—	(3,196)	—	—	(3,196)
Issuance of shares arising from share-based awards	4,146	2,387	—	—	2,387
Employee stock compensation	—	1	—	—	1
Non-employee share-based compensation	—	220	—	—	220

Balance at December 31, 2005	2,513,384	2,682,050	(1,274,270)	(57,424)	1,350,356

Cumulative effect adjustment for change in accounting policy (adoption of SAB 108)	—	8,114	(10,029)	1,906	(9)

Balance at January 1, 2006, as adjusted	2,513,384	2,690,164	(1,284,299)	(55,518)	1,350,347
Net income	—	—	67,024	—	67,024
Other comprehensive income	—	—	—	1,687	1,687
Accretion to redemption value of convertible redeemable preference shares	—	(9,476)	—	—	(9,476)
Issuance of shares arising from conversion of convertible redeemable preference shares	18,924	13,965	—	—	13,965
Issuance of shares arising from share-based awards	3,588	2,357	—	—	2,357
Employee share-based compensation	—	7,376	—	—	7,376
Non-employee share-based compensation	—	117	—	—	117
Others	—	(288)	—	—	(288)

Balance at December 31, 2006	2,535,896	2,704,215	(1,217,275)	(53,831)	1,433,109
Net income	—	—	101,688	—	101,688
Other comprehensive income	—	—	—	561	561
Accretion to redemption value of convertible redeemable preference shares	—	(9,663)	—	—	(9,663)
Issuance of shares arising from share-based awards	3,730	2,576	—	—	2,576
Employee share-based compensation	—	4,793	—	—	4,793
Non-employee share-based compensation	—	25	—	—	25
Issuance of call option	—	8,060	—	—	8,060

Balance at December 31, 2007	2,539,626	2,710,006	(1,115,587)	(53,270)	1,541,149

See accompanying notes to consolidated financial statements.

CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS — in US Dollars
For the Years Ended December 31
In thousands

	2005	2006	2007
CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)	$(157,945)	$67,024	$101,688
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Equity in income of associated companies, net	(6,486)	(36,040)	(33,836)
Cash dividends received from associated companies	29,460	38,178	33,602
Depreciation and amortization	507,954	504,454	494,774
Foreign exchange loss, net	434	1,946	252
Gain on disposal of property, plant and equipment, net	(1,594)	(4,822)	(1,010)
Loss on derivatives, net	5,993	2,391	280
Impairment loss on investments	—	2,698	2,081
Share-based compensation	1	7,376	4,793
Others, net	(6,615)	(1,417)	10,494
Change in assets and liabilities:
Receivables	(44,280)	(61,687)	8,197
Inventories	(62,081)	(21,513)	(55,032)
Prepaid expenses and other assets	853	(5,716)	(72,977)
Payables and other liabilities	136,347	20,219	3,049
Income tax payable	4,367	8,058	(17,482)

Net cash provided by operating activities	406,408	521,149	478,873

CASH FLOWS FROM INVESTING ACTIVITIES
Payments for property, plant and equipment	(630,161)	(554,771)	(758,352)
Payments for technology licenses	(9,351)	(9,667)	(8,369)
Increase in other investments	—	—	(99,373)
Refundable deposits placed with vendors	—	(15,000)	—
Refund of deposits placed with vendors	—	111,656	449
Proceeds from sale of property, plant and equipment	6,245	9,975	5,059
Proceeds from redemption, maturity and disposal of marketable securities, term deposits and other investments	45,000	20,998	8,837
Return of capital from associated companies	17,300	16,913	7,350
Others, net	690	(488)	(1,151)

Net cash used in investing activities	(570,277)	(420,384)	(845,550)

CASH FLOWS FROM FINANCING ACTIVITIES
Debt
Borrowings	1,128,592	492,915	542,848
Repayments	(990,172)	(635,010)	(123,629)
Capital lease payments	—	(3,845)	(3,981)
Receipts of refundable customer deposits	81,300	45,183	202
Refund of customer deposits	(22,035)	(72,108)	(28,559)
Issuance of ordinary shares	2,387	2,357	2,576
Issuance of convertible redeemable preference shares	247,513	—	—
Increase in cash restricted for debt repayment	(2,832)	(40,231)	(2,029)
Others, net	—	5,752	(900)

Net cash provided by (used in) financing activities	444,753	(204,987)	386,528

Effect of exchange rate changes on cash and cash equivalents	(427)	3,348	4,340
Net increase (decrease) in cash and cash equivalents	280,457	(100,874)	24,191
Cash and cash equivalents at the beginning of the year	539,399	819,856	718,982

Cash and cash equivalents at the end of the year	$819,856	$718,982	$743,173

Supplemental Cash Flow Information
Interest paid (net of amounts capitalized)	$77,510	$85,585	$51,276
Income tax paid	$9,576	$15,434	$22,914

Non-cash investing and financing activities
Property, plant and equipment acquired through capital lease	$45,933	$31,998	$693
Property, plant and equipment acquired on credit	$52,280	$193,742	$91,644
Issuance of ordinary shares arising from conversion of convertible redeemable preference shares	$—	$13,965	$—
Property, plant and equipment contributed by landlord	$—	$858	$—
Accrued and deferred debt issuance costs	$16,261	$13,896	$20,172
See accompanying notes to consolidated financial statements.

CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — in US Dollars
In thousands (except per share data)
1.	Background and Summary of Significant Accounting Policies

In this document, unless otherwise indicated, all references to “the Company” refer to Chartered Semiconductor Manufacturing Ltd. (“Chartered”), and its subsidiaries.
(a)	Business and Organization
The Company is one of the world’s top dedicated semiconductor foundries providing wafer fabrication services and technologies. The Company operates in Singapore and has service operations in nine countries in North America, Europe and Asia, including Singapore. Its principal markets are the United States of America, Taiwan, Europe and Japan.

Chartered was incorporated in Singapore in 1987. As of December 31, 2007, Singapore Technologies Semiconductors Pte Ltd (“ST Semiconductors”), a wholly owned subsidiary of Temasek Holdings (Private) Limited (“Temasek”), owns a majority of the shares of Chartered. Temasek is a holding company through which corporate investments of the Government of Singapore are held.

Chartered Silicon Partners Pte Ltd (“CSP”) was incorporated in 1997. Chartered, EDB Investments Pte Ltd, Avago Technologies General IP (Singapore) Pte Ltd (“Avago Singapore”) (previously Agilent Europe B.V. who transferred its entire shareholding in CSP to Avago Singapore in 2006) and Singapex Investments Pte Ltd own a 51.0%, 26.5%, 15.0% and 7.5% equity interest in CSP, respectively. The Company accounts for CSP as a consolidated subsidiary.

Silicon Manufacturing Partners Pte Ltd (“SMP”) was incorporated in 1998. LSI Technology (Singapore) Pte Ltd (previously known as Agere Systems Singapore Pte Ltd) (“LSI”) and Chartered own a 51.0% and 49.0% equity interest in SMP, respectively. The Company accounts for SMP using the equity method.
(b)	Basis of Presentation
The consolidated financial statements have been prepared in accordance with United States of America (“U.S.”) generally accepted accounting principles (“US GAAP”).

The consolidated financial statements reflect the accounts of Chartered and its majority-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation. Where losses applicable to the minority interest in a subsidiary exceed the minority interest in the equity capital of the subsidiary, such excess and any further losses applicable to the minority interest have been charged to the consolidated statements of operations, unless the minority interest has a binding obligation, and is able, to make good the losses. When the subsidiary subsequently reports profits, the profits applicable to the minority interest are taken to the consolidated statements of operations until the minority interest’s share of losses previously taken to the consolidated statements of operations is fully recovered.

Due to cumulative losses, the obligation of the minority shareholders of CSP was reduced to zero in the first quarter of 2003. Therefore none of CSP’s losses from that point forward have been allocated to the minority interest in the consolidated statements of operations. The effect of this on the results of operations:

	2005	2006	2007

Current year net losses not allocated to the minority shareholders of CSP according to their proportionate ownership	$64,889	$12,831	$5,396
The cumulative net losses not allocated to the minority shareholders of CSP according to their proportionate ownership as of December 31, 2006 and 2007 are $207,274 and $212,670 respectively.

CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — in US Dollars
In thousands (except per share data)
(c)	Accounting Changes, Reclassifications and Adjustments
Cumulative Effect Adjustment — SAB 108

In September 2006, the U.S. Securities and Exchange Commission (“SEC”) issued Staff Accounting Bulletin No. 108 (“SAB 108”), “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements” which requires companies to evaluate the materiality of identified unadjusted errors on each financial statement and related financial statement disclosure using both the rollover approach and the iron curtain approach (“dual approach”). The rollover approach quantifies misstatements based on the amount of the error originating in the current year statement of operations whereas the iron curtain approach quantifies misstatements based on the effects of correcting the misstatement existing in the balance sheet at the end of the current year, irrespective of the misstatement’s year(s) of origin. Financial statements would require adjustment when either approach results in quantifying a misstatement that is material. The Company adopted SAB 108 effective January 1, 2006.

As a transition accommodation SAB 108 permits a cumulative effect adjustment, without restatement of previously issued financial statements, to be used for errors that are determined to be immaterial pursuant to the Company’s previous method of quantification of unadjusted errors but are determined to be material under the dual approach. Prior to the adoption of SAB 108, the Company had quantified unadjusted errors under the rollover approach and had assessed these unadjusted errors to be immaterial — individually and in the aggregate. Upon initial adoption of SAB 108 for the fiscal year 2006, the Company quantified unadjusted errors under the dual approach and assessed that these unadjusted errors are material. As such, the Company elected to report a cumulative effect adjustment as of January 1, 2006 for those unadjusted errors quantified as of January 1, 2006. The impact to the Company’s accumulated deficit at January 1, 2006 was an increase of $10,029. Individual adjustments that comprise the cumulative effect adjustment are as follows:

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

Share-based compensation charge. The Company had certain computation errors in its share-based compensation charge in the years 2000 to 2005 which include incorrect basis used for options issued to non-employees and incorrect measurement dates for certain awards. These misstatements were determined to be immaterial to each period based on the prior method of assessing materiality and the circumstances giving rise to the misstatements have been corrected in 2006. As a result, ordinary share capital was understated by $8,114 at January 1, 2006. The Company recorded a $8,114 increase in ordinary share capital as of January 1, 2006 with a corresponding increase to accumulated deficit to correct these misstatements.

Income tax payable. The Company overprovided for income tax arising out of certain incorrect data used in its tax provision calculations for years 2001 to 2005. The misstatements were determined to be immaterial to each period based on the prior method of assessing materiality. As a result, income tax payable was overstated by $3,062 at January 1, 2006. The Company recorded a $3,062 reduction to income tax payable as of January 1, 2006 with a corresponding decrease to accumulated deficit to correct these misstatements.

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

Translation of income tax payable. The Company historically did not translate foreign currency denominated income tax payable using the current exchange rate. The misstatements were determined to be immaterial to each period based on the prior method of assessing materiality. As a result, income tax payable were understated by $430 at January 1, 2006. The Company recorded a $430 increase in income tax payable as of January 1, 2006 with a corresponding increase to accumulated deficit to correct these misstatements.

CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — in US Dollars
In thousands (except per share data)
Withholding tax receivable. The Company did not recognize an asset in 2005 for refundable withholding tax that were receivable from a tax authority. The misstatements were determined to be immaterial to each period based on the prior method of assessing materiality. As a result, withholding tax receivable were understated by $164 at January 1, 2006. The Company recorded a $164 increase in withholding tax receivable as of January 1, 2006 with a corresponding decrease to accumulated deficit to correct these misstatements.

Provision for income tax (deferred and current). As a result of the misstatements described above, provision for income tax was misstated by $1,967 at January 1, 2006. The Company recorded an increase in deferred tax assets, valuation allowance and income tax payable in the amounts of $3,993, $1,846 and $180, respectively, as of January 1, 2006 with a corresponding (decrease) increase to accumulated deficit to correct these misstatements.

Other Adjustments and Reclassifications

In 2007, the Company has recorded an increase (decrease) in the inventories, property, plant and equipment, payables, other current liabilities and accumulated deficit balances of $1,445, $2,060, $(136), $(611), and $(4,252), respectively, in the consolidated balance sheet as of December 31, 2006 included in this report as compared with the corresponding amounts previously reported in the Company’s 2006 consolidated financial statements, to reflect the net impact of the correction of certain misstatements identified by the Company subsequent to the adoption of SAB 108. The Company has determined these misstatements to be immaterial to the 2006 and earlier consolidated financial statements. Accordingly, the correction of these immaterial errors has no impact on the cumulative effect adjustment previously recorded upon adoption of SAB 108.

The errors which were corrected relate to:
•	Certain production costs not capitalized as inventory;

•	Certain depreciable costs that were not capitalized as property, plant and equipment;

•	Overstatement of payables relating to insurance expenses; and

•	Misstatement of other current liabilities due to an uncertain tax provision which should have been reversed in a prior year after receipt of evidence supporting the position, under-accrual of tax payable due to a tax deduction for interest expense claimed in the wrong year, and an over-accrual for sales and marketing expenses.
(d)	Use of Estimates
The preparation of the consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported revenues and expenses during the reporting period. Estimates are based on historical experience, current conditions and on various other assumptions that are believed to be reasonable under the circumstances. Significant items subject to judgment and estimates include the amount of income tax expense, the estimated useful lives and salvage values of long-lived assets, the recoverability of the carrying value of long-lived assets and other investments, the realization of deferred income tax assets, the valuation of accounts receivable and inventories, the determination of normal capacity of the Company’s production facilities, the recognition and measurement of revenue and sales credits and returns allowance, the likelihood of achieving the milestones attached to Government grants, management’s projections of achievement of performance conditions over the performance period, and the fair value of share-based employee compensation awards and financial instruments. Actual results could differ from these estimates.

During 2006, the Company changed the estimated salvage values in relation to certain eight-inch process equipment and machinery to reflect higher expected salvage values than the Company had historically estimated. The change in the estimated salvage values is a change in accounting estimate that was applied prospectively from July 1, 2006. This change will result in lower depreciation over the remaining lives of the affected eight-inch process equipment and machinery. The impact of this change was an increase in the Company’s net income by $11,289 and $10,801 for the years ended December 31, 2006 and 2007, respectively. Basic and diluted net earnings per American Depositary Shares (“ADS”) increased by $0.04 and $0.04 for the years ended December 31, 2006 and 2007, respectively. Basic and diluted net earnings per ordinary share for the years ended December 31, 2006 and 2007 were not affected by the impact of this change.

CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — in US Dollars
In thousands (except per share data)
(e)	Foreign Currency
The functional currency of Chartered and its subsidiaries is the US dollar. Assets and liabilities which are denominated in foreign currencies are translated into the functional currency at the rates of exchange prevailing at the balance sheet date. Foreign currency transactions are translated using the exchange rates prevailing at the date of transactions. Foreign exchange gains or losses, resulting from the settlement of foreign currency transactions and from the translation of assets and liabilities denominated in foreign currencies at financial year-end exchange rates, are included in the line item “Other operating expenses, net” in the consolidated statements of operations.
(f)	Business and Credit Concentrations
The semiconductor industry has historically been highly cyclical and, at various times, has experienced significant economic downturns characterized by production overcapacity, reduced product demand and rapid erosion of selling prices. The market for semiconductors is characterized by rapid technological change, intense competition and fluctuations in end-user demand. The Company depends, and will continue to depend, for a significant portion of its revenue on a relatively limited number of customers who from time to time may be concentrated in particular end markets. Customer concentration is more significant for the Company’s leading-edge process technologies. The five largest customers of the Company accounted for 56%, 60% and 61% of net revenue in the years ended December 31, 2005, 2006 and 2007, respectively. Total accounts receivable from these customers was $166,297 and $95,336 at December 31, 2006 and 2007, respectively. The Company’s top customer profile may change from period to period depending on the strength of various market sectors.

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents, marketable securities, derivative financial instruments, investments and receivables. The Company mitigates the concentration of its credit risk in trade receivables through its credit evaluation process, credit policies and credit control and collection procedures.

The Company mitigates the concentration of credit risk regarding cash and cash equivalents by placing these amounts with major international banks and financial institutions. Cash and cash equivalents are generally available upon demand. Cash and cash equivalents deposited with a single counterparty bank accounted for 20% and 26% of total balances at December 31, 2006 and 2007, respectively.

The amounts related to derivative instruments which are subject to credit risk are generally limited to the amounts, if any, by which a counterparty’s obligations exceed the obligations of the Company with that counterparty. The Company’s hedging practices are further described in Note 21.

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
(g)	Cash Equivalents
Cash equivalents consist of highly liquid investments in money market funds and short-term deposits with banks that are readily convertible into cash and have original maturities of three months or less.

CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — in US Dollars
In thousands (except per share data)
(h)	Marketable Securities
The Company classifies its investments in marketable equity and debt securities as “available-for-sale”, “held to maturity” or “trading” at the time of purchase in accordance with the provisions of Statement of Financial Accounting Standards (“SFAS”) No. 115, “Accounting for Certain Investments in Debt and Equity Securities”. There are no investments classified as trading or held-to-maturity as of December 31, 2006 and 2007. There have been no transfers between investment classifications in any of the periods presented.

Available-for-sale securities are carried at fair value with unrealized gains and losses, net of related tax, if any, reported as a component of other comprehensive income (loss) until realized. Realized gains and losses from the sale or impairment of available-for-sale securities are determined on a specific-identification basis. A decline in the market value of any available-for-sale security below cost that is deemed to be other than temporary will result in an impairment, which is included in the line item “Other loss, net” in the consolidated statement of operations. In determining whether a decline in fair value is other-than-temporary, the Company considers various factors including market price (when available), analyst reports on the companies it has invested in and relevant industry reports relating to these companies, the financial condition and near term prospects of the issuers, the length of time and the extent to which the fair value has been less than cost and the Company’s intent and ability to hold the investments for a reasonable period of time sufficient to allow for any anticipated recovery in fair value.
(i)	Accounts Receivable
The Company reviews its accounts receivable on a periodic basis and makes specific allowances when there is doubt as to the collectibility of individual receivable balances. In evaluating the collectibility of individual receivable balances, the Company considers the age of the balance, the customer’s payment history, their current credit-worthiness and current economic trends.
(j)	Inventories
Inventories consist of work in progress, raw materials and consumable supplies and spares and are stated at the lower of cost or market. Cost is determined using standard cost and an allocation of the cost variances arising in the period of production, which approximates actual costs determined on the weighted average basis. Standard cost is based on estimates of materials, labor and other costs incurred in each process step associated with the manufacture of the Company’s products. Labor and overhead costs are allocated to each step in the wafer production process based on normal fab capacity utilization, with costs arising from abnormal under-utilization of capacity expensed when incurred. The Company routinely reviews its inventories for their saleability and for indications of obsolescence to determine if inventory carrying values are higher than market value. Some of the significant factors the Company considers in estimating the market value of its inventories include the likelihood of changes in market and customer demand and expected changes in market prices for its inventories.
(k)	Other Investments
The Company accounts for its investment in a non-marketable private enhanced cash fund as a cost-method investment. Any decline in the value of the fund below cost that is deemed to be other-than-temporary will result in an impairment, which is included in the line item “Other loss, net” in the consolidated statement of operations. In determining whether a decline in fair value is other-than-temporary, the Company considers various factors including market price of underlying holdings (when available), investment ratings, the financial condition and near-term prospects of the investee, the length of time and the extent to which the fair value has been less than cost, and the Company’s intent and ability to hold the investment for a reasonable period of time sufficient to allow for any anticipated recovery in fair value.

CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — in US Dollars
In thousands (except per share data)
(l)	Derivative Instruments and Hedging Activities
In accordance with SFAS No. 133, “Accounting for Derivative Instruments and Certain Hedging Activities” and related amendments and interpretations, the Company records derivatives on the balance sheet as assets or liabilities measured at fair value.

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

Changes in the fair value of derivatives that are highly effective and that are designated and qualify as fair-value hedges are recorded in earnings, along with the loss or gain on the hedged assets or liabilities or unrecognized firm commitment of the hedged item that are attributable to the hedged risks. Changes in the fair value of derivatives that are highly effective and that are designated and qualify as cash-flow hedges are recorded in other comprehensive income (loss) until earnings are affected by the variability in cash flows of the designated hedged items. Changes in the fair value of derivatives that are highly effective as hedges and that are designated and qualify as foreign-currency hedges are recorded in either earnings or other comprehensive income (loss), depending on whether the hedge transaction is a fair-value hedge or a cash-flow hedge. Changes in the fair value of derivative instruments that are not designated as part of a hedging relationship are reported in current period earnings.

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
(m)	Technology Licenses
Technology license agreements are stated at cost and amortized on a straight-line basis over the shorter of the expected life of the related technology or the license period.

CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — in US Dollars
In thousands (except per share data)
(n)	Property, Plant and Equipment
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
The Company capitalizes interest with respect to major assets under installation and construction until such assets are ready for use. Interest capitalized is based on the average cost of the Company’s pooled borrowings related to purchases of property, plant and equipment. Repairs and replacements of a routine nature are expensed, while those that extend the life of an asset are capitalized. Upon retirement or disposal of assets, the cost and related accumulated depreciation are removed from the consolidated balance sheets and any gain or loss is included in the consolidated statements of operations.

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
(o)	Impairment of Long-Lived Assets and Intangible Assets
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

Long-lived assets to be disposed of by sale are measured at the lower of their carrying amounts or fair value less cost to sell. Depreciation ceases when such long-lived assets are classified as held-for-sale. Long-lived assets to be abandoned are considered held and used until they are disposed of, which is the point at which they cease to be used.
(p)	Asset Retirement Obligations
The Company records asset retirement obligations in accordance with the provisions of SFAS No. 143, “Accounting for Asset Retirement Obligations” which requires recognition of a liability for an asset retirement obligation in the period in which it is incurred at its estimated fair value. Asset retirement obligations consist of the estimated costs of dismantlement, removal, site reclamation and similar activities associated with the Company’s facilities built on land held on long-term operating leases. The estimated fair value of the asset retirement obligation is determined as the present value of asset retirement costs discounted using a credit-adjusted risk-free rate. After initial recognition, the liability is increased for the passage of time, with the increase being reflected as accretion expense in the consolidated statement of operations. The associated asset retirement costs are capitalized as part of the carrying amount of the underlying asset and depreciated over the estimated useful life of the asset. Subsequent adjustments in the cost estimate other than changes resulting from the passage of time are recognized as an increase or decrease in the carrying amount of the liability and the related asset retirement cost capitalized as part of the carrying amount of the related long-lived asset.

CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — in US Dollars
In thousands (except per share data)
(q)	Revenue Recognition
The Company derives revenue primarily from fabricating semiconductor wafers and, to a lesser extent, from providing associated subcontracted assembly and test services as well as pre-fabricating services such as masks generation and engineering services. The Company enters into arrangements with customers which typically include some or all of the above deliverables.

When arrangements include multiple deliverables, the Company first determines whether each deliverable meets the separation criteria in Financial Accounting Standards Board (“FASB”) Emerging Issues Task Force (“EITF”) Issue 00-21, “Accounting for Revenue Arrangements with Multiple Deliverables”. In general, a deliverable (or a group of deliverables) meets the separation criteria if the deliverable has standalone value to the customer and if there is objective and reliable evidence of the fair value of the remaining deliverables in the arrangement. Each deliverable that meets the separation criteria is considered a separate “unit of accounting.” The total arrangement consideration is then allocated to each unit of accounting based on their relative fair values. Substantially all of the Company’s arrangements for the sale of semiconductor wafers and related services consist of a single unit of accounting.

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

Goods and services taxes collected from customers and remitted to Governmental authorities are accounted for on a net basis and therefore excluded from revenues in the consolidated statements of operations.
(r)	Government Grants
The Company has received grants from various agencies of the Government of Singapore. The Company recognizes grants when there is reasonable assurance that the conditions attached to the grant will be complied with and that the grant will be received.

Income-related grants are subsidies of expenses incurred, and are disbursed based on the terms of the respective grants, the amount of qualifying expenditures incurred and the achievement of the conditions attached to the grants. Income-related grants are recorded as a reduction of the expenses which they are intended to reimburse.

CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — in US Dollars
In thousands (except per share data)
(s)	Share-Based Compensation
The Company adopted the provisions of SFAS No. 123(R), “Share-Based Payments” on January 1, 2006, the first day of the Company’s fiscal year 2006. Under SFAS No. 123(R), share-based compensation cost related to employee grants is measured based on the estimated fair value of the award at the grant date and is recognized as expense over the employee’s requisite service period, adjusted for forfeiture. Share-based compensation cost related to non-employees, primarily granted to employees of SMP, is accounted for utilizing the measurement guidance of EITF 96-18 “Accounting for Equity Instruments that are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services”. The Company adopted the provisions of SFAS No. 123(R) using the modified prospective application. Under the modified prospective application, prior periods are not revised for comparative purposes. The provisions of SFAS No. 123(R) apply to new awards issued on or after the effective date (“new awards”), unvested awards that are outstanding on the effective date, and to subsequent modification or cancellation of awards. Share-based compensation cost for new awards granted to employees is recognized on a straight-line basis over the vesting period for the entire award. Share-based compensation cost for unvested awards that are outstanding on the effective date and awards for non-employees continues to be recognized in accordance with FASB Interpretation No. 28 (“FIN 28”), “Accounting for Stock Appreciation Rights and Other Variable Stock Option Award Plans”.

Share-based compensation cost is calculated based on awards ultimately expected to vest after adjusting for estimated future pre-vesting forfeitures. SFAS No. 123(R) requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent reporting periods if actual forfeitures differ from those estimates.

Share-based compensation cost for market-based portion of awards granted is measured based on the estimated fair value of the award at the grant date and is recognized as expense over the employee’s requisite service period, adjusted for forfeiture.

Share-based compensation cost for performance-based portion of awards granted is recorded as compensation cost over the employee’s requisite service period based on management’s estimate of the number of shares that will ultimately be issued. Accordingly, for each reporting period, the Company determines the compensation cost based upon the grant-date fair value, management’s projections of achievement of performance-based conditions over the performance period and the resulting estimate of shares that will ultimately be issued.

Prior to adopting the provisions of SFAS No. 123(R), the Company measured share-based employee compensation cost for financial statement purposes in accordance with the intrinsic value method of Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” (“APB 25”) and related interpretations. Employee compensation cost was measured as the excess of fair market value of the share subject to the option at the grant date over the exercise price of the option.

For the year ended December 31, 2005, the pro forma information disclosures under SFAS No. 123, as amended by SFAS No. 148, “Accounting for Stock-Based Compensation — Transition and Disclosure”, are indicated in the table below. The share-based compensation cost indicated below is based on fair value determined at grant date, using the Black-Scholes option-pricing model.

2005

Share-based employee compensation cost
As reported (intrinsic method)	$1
Pro forma (fair-value method)	$9,431

Net loss available to ordinary shareholders
As reported	$(161,141)
Pro forma	$(170,571)

Basic and diluted net loss per ordinary share
As reported	$(0.06)
Pro forma	$(0.07)

Basic and diluted net loss per ADS
As reported	$(0.64)
Pro forma	$(0.68)

CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — in US Dollars
In thousands (except per share data)
(t)	Product Warranties
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
(u)	Fab Start-up Costs
The Company records costs related to start-up activities, including fab start-up costs, as expenses when they are incurred. Such costs primarily include employee related expenses and engineering activities associated with the start-up of a fab.
(v)	Deferred Loan Costs
Expenses associated with the issuance of long-term debt are capitalized and amortized over the terms of the respective arrangement using the effective interest rate method.
(w)	Operating Leases
Rental on operating leases, including the effects of scheduled rent increases, lease incentives and rent holidays, are charged to expense on a straight-line basis over the term of the lease. Contingent rentals are charged to expense when they are incurred.
(x)	Income Taxes
Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the carrying amounts of existing assets and liabilities in the financial statements and their respective tax bases, and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is recorded for deferred tax assets when it is more likely than not that they will not be realized.

On January 1, 2007, the Company adopted FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes — An Interpretation of FASB Statement No. 109”, or FIN 48. FIN 48 clarifies the accounting for uncertainty in income taxes recognized in financial statements in accordance with FASB Statement No. 109, “Accounting for Income Taxes.” FIN 48 prescribes a recognition threshold and measurement attributes for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Only tax positions that meet the more-likely-than-not recognition threshold at the effective date may be recognized or continue to be recognized upon adoption of FIN 48. The Company’s accounting policy is to treat interest and penalties as a component of income taxes.

CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — in US Dollars
In thousands (except per share data)
(y)	Net Earnings (Loss) Per Ordinary Share
Basic net earnings (loss) per ordinary share is computed by deducting from net income or adding to net (loss) the accretion to redemption value of the convertible redeemable preference shares and dividing the resulting amount of net income (loss) available to ordinary shareholders by the weighted-average number of ordinary shares outstanding. Diluted net earnings per ordinary share is computed using the weighted-average number of ordinary shares outstanding plus potentially dilutive securities, which includes the dilutive effect of share options using the treasury stock method, the dilutive effect of restricted share units, the impact of contingently issuable share-based awards with performance conditions and the dilutive effect of ordinary shares issuable upon the assumed conversion of the Company’s convertible securities. The accretion charges on convertible securities are added back to net income available to ordinary shareholders when the related ordinary share equivalents are included in computing diluted net earnings per ordinary share.

The following table reconciles net income (loss) and ordinary shares outstanding used in the computation of basic and diluted net earnings (loss) per ordinary share for 2005, 2006 and 2007:

	2005		2006		2007
	Basic	Diluted	Basic	Diluted	Basic	Diluted

Net income (loss) available to ordinary shareholders	$(161,141)	(161,141)	$57,548	57,548	$92,025	92,025
Accretion to redemption value of convertible redeemable preference shares	—	—	—	—	—	9,663
Net income (loss) available for per-share / ADS computation	$(161,141)	(161,141)	$57,548	57,548	$92,025	101,688

Per-share computation:
Weighted average number of ordinary shares outstanding	2,511,428	2,511,428	2,528,056	2,528,056	2,538,357	2,538,357
Dilutive effect of potential ordinary shares issuable from share-based awards	—	—	—	6,009	—	5,116
Dilutive effect of potential ordinary shares issuable from conversion of convertible redeemable preference shares	—	—	—	—	—	325,144
Weighted average number of ordinary shares outstanding for per-share computation	2,511,428	2,511,428	2,528,056	2,534,065	2,538,357	2,868,617

Per-ADS computation:
Weighted average number of ordinary shares outstanding	251,143	251,143	252,806	252,806	253,836	253,836
Dilutive effect of potential ordinary shares issuable from share-based awards	—	—	—	601	—	512
Dilutive effect of potential ordinary shares issuable from conversion of convertible redeemable preference shares	—	—	—	—	—	32,514
Weighted average number of ordinary shares outstanding for per-ADS computation	251,143	251,143	252,806	253,407	253,836	286,862

Net earnings (loss) per ordinary share	$(0.06)	(0.06)	$0.02	0.02	$0.04	0.04

Net earnings (loss) per ADS	$(0.64)	(0.64)	$0.23	0.23	$0.36	0.35

CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — in US Dollars
In thousands (except per share data)
The Company excluded certain potentially dilutive securities for each financial year presented from its diluted net earnings (loss) per ordinary share computation because:
i.	The exercise price or conversion price of the securities exceeded the average fair value of the Company’s share price; or

ii.	The total assumed proceeds under the treasury stock method resulted in negative incremental shares; or

iii.	The accretion to redemption value of convertible securities per ordinary share obtainable on conversion was higher than the basic net earnings per ordinary share, as adjusted for the effect of any potentially dilutive securities which are more dilutive than the convertible securities; or

iv.	The conditions for the vesting of the performance share units were not expected to be met.
A summary of the excluded potentially dilutive securities is as follow:

	December 31,
	2005	2006	2007

Convertible redeemable preference shares	344,067	325,144	—
Call options with Goldman Sachs International (“GS”)	214,792	214,792	214,792
Employee share options	71,841	96,479	94,086
Convertible debt	36,300	—	—
Performance share units	—	—	2,316
The conversion price of the convertible redeemable preference shares is $0.8719 per share. The call options with Goldman Sachs International (“GS”) have a per share exercise price of S$1.600 and US$1.408 as of December 31, 2006 and 2007 respectively. The weighted-average exercise prices of employee share options outstanding were $2.04, $1.89 and $1.82 as of December 31, 2005, 2006 and 2007, respectively. The conversion price of convertible debt during the period outstanding was S$4.7980 per share (equivalent to approximately US$26.7701 per ADS).
2.	Related Parties
(a)	Temasek and affiliates
The Company is a majority owned subsidiary of ST Semiconductors, which is a wholly-owned subsidiary of Temasek. Temasek is a holding company through which corporate investments of the Government of Singapore are held. The Company transacts business in the normal course of its operations with Temasek and its affiliates as well as with other companies and entities that are partially or wholly owned or controlled by the Government of Singapore. These include long-term operating leases from the Jurong Town Corporation (“JTC”), a statutory board established by the Government of Singapore to develop and manage industrial estates in Singapore, as well as Ascendas Land (Singapore) Pte Ltd (“Ascendas”), a private company wholly-owned by JTC.

The Company had the following significant transactions with related parties:

	2005	2006	2007

Affiliates of Temasek
Services purchased from STATS ChipPAC	$12,872	$10,625	$9,229
Property, plant and equipment purchased	4,016	1,762	2,493
Services purchased	883	531	492
Sub-lease rental billed for leasehold land from JTC	2,416	3,170	2,684
Rental billed for leasehold land from Ascendas	331	108	—

CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — in US Dollars
In thousands (except per share data)
Included in receivables from related parties and payables to related parties are amounts due from or to affiliates of Temasek:

	December 31,
	2006	2007

Amounts due from affiliates of Temasek	$8	$—
Amounts due to affiliates of Temasek	$2,763	$3,174
The balances with affiliates of Temasek are unsecured, interest free and repayable within 12 months.

The fabs of the Company are built on land held on long-term operating leases from JTC and Ascendas. Fab 1 was built on land leased by the Company from Ascendas. Following the cessation of Fab 1 operations in March 2004, the Company classified its leasehold interest in Fab 1 as held for sale. The sale was completed in January 2006.

Fabs 2, 3, 5 (occupied by SMP), 6 (occupied by CSP) and 7 and Fab 2 and Fab 3 slurry treatment plants occupy land leased by Terra Investments Pte Ltd (“Terra”) (a wholly-owned subsidiary of Temasek) from JTC. The Company entered into sub-leases for the underlying land for the entire term of the leases between Terra and JTC, expiring between 2024 and 2030, with an option, subject to certain conditions, to extend for another 30 years.

In 2006, the Company leased an additional plot of land from Terra which in turn leased the land from JTC. The lease runs until 2030. The Company is using this additional plot of land primarily for ancillary purposes to support the Company’s business operations.

Rental rates on the long-term leases are subjected to revisions at periodic intervals in accordance with the rental agreements, with such scheduled increases generally capped between 5.5% to 9.0% per annum.

Rental expense for land leased from related parties for the years ended December 31, 2005, 2006 and 2007 was $2,747, $2,768 and $3,476, respectively. Contingent rental included in rental expense for land leased from related parties for the years ended December 31, 2005, 2006 and 2007 was $1,127, $955 and $1,059 respectively.

Minimum future rental payments on non-cancellable operating leases of land from the above related parties as of December 31, 2007 are as follows:

Payable in year ending December 31,
2008	$2,961
2009	3,130
2010	3,316
2011	3,517
2012	3,737
Thereafter	68,718

$85,379

(b)	SMP
The Company has a 49% ownership interest in SMP that is accounted for using the equity method. SMP’s net operating results are not shared between the Company and SMP’s majority shareholder, LSI, in the same ratio as the equity holding. Instead, each party is entitled to the gross profits from sales to the customers that it directs to SMP after deducting its share of the overhead costs of SMP. Accordingly, the equity in income (loss) of SMP and the share of retained post-formation gain (loss) that is included in the Company’s consolidated statements of operations and consolidated balance sheets are different than the amount that would be obtained by applying a 49% ownership percentage. The difference in the equity income of SMP recorded as compared to a 49% ratio is an increase of $5,758, $18,380 and $17,441 for the years ended December 31, 2005, 2006 and 2007. The share of retained post-formation results recorded was a surplus of $15,359 as compared to a surplus of $35,023 using the 49% ratio and a surplus recorded of $49,557 as compared to a surplus of $51,780 using the 49% ratio as of December 31, 2006 and 2007, respectively.

CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — in US Dollars
In thousands (except per share data)
Singapore law allows dividends to be paid only out of profits of a company. The Company and LSI have agreed that dividends will be paid out of the profits of SMP determined on a year-to-year basis rather than a cumulative basis.

The Company and LSI have entered into an assured supply and demand agreement with SMP under which the intention was to ensure that all of the fixed costs of SMP are recovered by allocating all of its wafer capacity to the Company and LSI in accordance with the respective parties’ equity interest in SMP and each party will bear the fixed costs attributable to its allocated capacity. These billings, if any, do not change the equity in income (loss) of SMP that the Company recognizes in its consolidated statements of operations. No amounts were payable by the Company under this agreement for 2005, 2006 and 2007, respectively.

In 2004, the Company and LSI entered into an agreement pursuant to which the Company and LSI agreed to annually reimburse any losses suffered by SMP that are attributable to the respective parties. SMP did not suffer any loss that was attributable to the Company in 2005, 2006 and 2007 and accordingly no reimbursements were payable by the Company to SMP under this agreement for these years.

During 2005, SMP’s shareholders agreed to a reduction in wafer prices for LSI, related to the wafer capacity allocated to LSI, to the minimum price allowed under the assured supply and demand agreement. As each shareholder is entitled to the gross profits from sales to the customers that it directs to SMP, the wafer price reduction did not affect the equity in income (loss) of SMP and the share of retained post-formation gain (loss) that is included in the Company’s consolidated statements of operations and consolidated balance sheets.

The Company purchased $218, $75 and $47 of processed wafers from SMP for the years ended December 31, 2005, 2006 and 2007, respectively.

Certain management and corporate support functions, including accounting, financial, sales and marketing, are shared by Chartered and SMP. Chartered allocates a portion of the shared costs to SMP, which is recorded as a reduction of the related expenses. Such charges to SMP amounted to $8,811, $9,480 and $9,482 for the years ended December 31, 2005, 2006 and 2007, respectively.

The Company bought plant and equipment of $11 from SMP and sold plant and equipment of $53 to SMP during 2005. There were no such transactions with SMP during 2006 and 2007.

SMP leases its fab from the Company under a long-term lease agreement that expires in 2008. The rental income from SMP for the years ended December 31, 2005, 2006 and 2007 was $15,662, $15,958 and $16,810, respectively. In September 2007, SMP exercised the renewal option under the long-term lease agreement for another ten years until 2018.

Included in receivables from related parties and payables to related parties are amounts due from or to SMP:

	December 31,
	2006	2007

Amounts due from SMP	$8,724	$10,193
Amounts due to SMP	$819	$1,341
The balances with SMP are unsecured, interest free and repayable within 12 months.

Investment in SMP	December 31,
	2006	2007

Cost (net of return of capital)	$88,324	$80,936
Share of retained post-formation gains	15,359	49,557
Share of accumulated other comprehensive losses	(1)	—
Dividends received	(67,638)	(101,240)

	$36,044	$29,253

CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — in US Dollars
In thousands (except per share data)
In August 2005, SMP’s board of directors approved a change to SMP’s fiscal year end from December 31 to September 30 so as to coincide with the fiscal year end of LSI. During 2007, LSI changed its fiscal year end to December 31 and hence, SMP also changed its fiscal year end to December 31. The change in SMP’s fiscal year end does not affect how the Company accounts for its share of SMP’s net results.

In October 2005, SMP reorganized its paid-up share capital and authorized a return of a portion to its shareholders in the form of cash, the Company’s entitlement being $20,424, in a capital reduction sanctioned by the High Court of Singapore. In 2005, the Company received $17,300 arising from the return of capital approved in 2005. In October 2006, the board of directors of SMP approved a second capital reduction which was subsequently approved by the High Court of Singapore and filed with the Accounting and Corporate Regulatory Authority of Singapore in November 2006. The Company’s entitlement arising from the second return of capital from SMP was $19,061. In 2006, the Company received an additional $16,913 arising from both the first and the second return of capital from SMP. In 2007, the Company received $7,350 arising from the second return of capital from SMP.

Shown below is summarized financial information for SMP:

	December 31,
	2006	2007

Current assets	$72,063	$65,343
Property, plant and equipment	21,972	18,436
Other assets	55	669
Current liabilities	(40,616)	(30,390)
Other liabilities	(19)	(6)

Shareholders’ equity	$53,455	$54,052

	2005	2006	2007

Net revenue	$201,345	$197,932	$175,174
Gross profit	4,875	38,010	34,507
Net income	1,486	36,040	34,198
(c)	Gateway Silicon Inc.
The Company has a 26.7% ownership interest in Gateway Silicon Inc. (“GSI”) that is accounted for using the equity method. The remaining 73.3% interest in GSI is held by Macronix International Co., Ltd. (“Macronix”).

GSI is a Taiwan-based firm specializing in Application-Specific Integrated Circuit (“ASIC”)/System-on-chip design services and intellectual property development and integration. The Company commenced equity accounting for GSI in March 2007. GSI’s net operating results are shared between the Company and GSI’s majority shareholder, Macronix, in the same ratio as the equity holdings.

The Company purchased $97 of design services from GSI and sold $94 of processed wafers to GSI for the year ended December 31, 2007.

Included in payables to related parties as of December 31, 2007 are amounts due to GSI of $97. There were no amounts due from GSI as of December 31, 2007. The balances with GSI are unsecured, interest free and repayable within 12 months.

As of December 31, 2007, the carrying value of the Company’s investment in GSI amounted to $859.

CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — in US Dollars
In thousands (except per share data)
3.	Cash and Cash Equivalents and Restricted Cash

	December 31,
	2006	2007

Cash at banks and cash on hand	$49,814	$46,180
Money market funds and short-term deposits with banks	669,168	696,993

Cash and cash equivalents	$718,982	$743,173

Restricted cash	$43,063	45,092

Under the terms of the EXIM Guaranteed Loan agreement which is described in Note 15, the Company is required to maintain on deposit with the lender a compensating balance, restricted as to use, equal to the amount of principal, interest and commitment fees payable at the next repayment date. The restricted cash was included in interest-bearing money market funds.
4.	Marketable Securities

At December 31, 2006

	Cost	Unrealized Gains	Unrealized (Losses)	Fair Value
Current
Available-for-sale securities:
Equity securities	$2,673	$—	$(390)	$2,283

At December 31, 2007

	Cost	Unrealized Gains	Unrealized (Losses)	Fair Value
Current
Available-for-sale securities:
Equity securities	$2,526	$296	$—	$2,822

No realized gains or losses were recorded for the year ended December 31, 2005. Proceeds from sale of available-for-sale securities were $5,990 and gross realized gains from sale of available-for-sale securities were $348 in 2006. The Company also realized losses amounting to $2,698 and $835 as a result of other-than-temporary impairment assessments in 2006 and 2007, respectively.

The following table shows the fair value and gross unrealized gains and (losses) recorded in accumulated other comprehensive income (loss) of the Company’s available-for-sale equity securities, aggregated by the length of time the securities have been in a continuous unrealized gain and (loss) position.

At December 31, 2006	Less than 12 months		Greater than 12 months		Total

	Fair Value	Unrealized (Losses)	Fair Value	Unrealized (Losses)	Fair Value	Unrealized (Losses)

Available-for-sale securities:
Equity securities	$2,283	$(390)	$—	$—	$2,283	$(390)

CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — in US Dollars
In thousands (except per share data)

At December 31, 2007	Less than 12 months		Greater than 12 months		Total

	Fair Value	Unrealized Gains	Fair Value	Unrealized Gains	Fair Value	Unrealized Gains

Available-for-sale securities:
Equity securities	$2,822	$296	$—	$—	$2,822	$296

The Company’s investments in available-for-sale equity securities consist of investments in the common stock of two companies in the semiconductor industry. The fair value of the investments is based on quoted share prices at the balance sheet date.

At December 31, 2006, both of the investments were in an unrealized loss position and based on the Company’s evaluation, these investments were not considered to be other-than temporarily impaired.

At December 31, 2007, one of the investments was in an unrealized gain position while the other was written down to its fair value as a result of an other-than temporary impairment assessment.

5.	Receivables, net

	December 31,
	2006	2007

Trade receivables	$230,590	$173,959
Allowance for doubtful accounts	(1,149)	—
Allowance for sales credits and returns	(6,827)	(3,280)

Trade receivables, net of allowances	222,614	170,679
Receivables from related parties	8,732	10,193
Other receivables	12,015	56,440

	$243,361	$237,312

Movement in the allowance for doubtful accounts is as follows:

	2006	2007

Beginning	$991	$1,149
Utilized during the year	(4)	(926)
Charge for the year	466	330
Reversal of specific allowances	(304)	(553)

Ending	$1,149	$—

Movement in the allowance for sales credits and returns is as follows:

	2006	2007

Beginning	$13,901	$6,827
Utilized during the year	(13,353)	(8,087)
Charge for the year	6,279	4,540

Ending	$6,827	$3,280

CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — in US Dollars
In thousands (except per share data)
6.	Inventories

	December 31,
	2006	2007

Raw materials	$13,306	$14,149
Work-in-progress	138,659	194,255
Consumable supplies and spares	6,527	5,120

	$158,492	$213,524

7.	Other Investments

The Company has an investment in a private enhanced cash fund (“Fund”), which is managed by an external financial institution and consists primarily of high quality corporate debt, mortgage-backed securities and asset-backed securities. Due to the nature of the securities that the Fund invests in, the Fund’s underlying securities have been exposed to adverse market conditions that have affected the value of the collateral and the liquidity of the Fund. As a result, in December 2007, the investment manager of the Fund halted demand redemptions and announced its intention to liquidate the Fund. As at December 31, 2007, the fair value of the Company’s pro-rata share of the investment in the Fund, was $89,290 and the Company recognized an other-than-temporary impairment loss of $1,140. The investment in the Fund which was classified as a cash equivalent since the time of placement in 2003, was reclassified to ‘Other investments’ as of December 31, 2007. In the same month, the Company received cash proceeds of $8,837 in distributions from the Fund.

8.	Technology Licenses, net

			Weighted average
			amortization
			period (years)
	December 31,		December 31,
	2006	2007	2006	2007

Technology licenses, at cost	$178,043	$186,851	6	6
Accumulated amortization	(93,052)	(124,152)

Technology licenses, net	$84,991	$62,699

Amortization amounted to $24,616, $30,877 and $31,100 for 2005, 2006 and 2007, respectively. Estimated amortization for future periods is as follows:

2008	$33,198
2009	19,405
2010	9,242
2011	854
Thereafter	—

$62,699

CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — in US Dollars
In thousands (except per share data)
9.	Property, Plant and Equipment, net

	December 31,
	2006	2007
Cost

Buildings	$265,324	$264,846
Mechanical and electrical installations	636,796	643,006
Equipment and machinery	4,134,226	4,514,325
Office and computer equipment	163,787	192,884
Assets under installation and construction	519,584	745,126

Total cost	$5,719,717	$6,360,187

Accumulated depreciation and amortization	$3,444,538	$3,896,398

Property, plant and equipment, net	$2,275,179	$2,463,789

Depreciation amounted to $482,141, $472,282 and $465,267 for the years ended December 31, 2005, 2006 and 2007, respectively. The Company recorded grants amounting to $Nil, $139 and $2,988 as reduction of depreciation expense for the years ended December 31, 2005, 2006, and 2007, respectively.

Capitalized interest relating to property, plant and equipment amounted to $19,032, $12,062 and $34,818 in the years ended December 31, 2005, 2006 and 2007, respectively.

For assets under capital leases, total cost was $77,930 and $78,460 at December 31, 2006 and 2007 respectively and accumulated amortization was $7,500 and $12,993 at December 31, 2006 and 2007 respectively. Amortization of assets under capital leases, included in depreciation expense, was $2,886, $4,614 and $5,493 for the years ended December 31, 2005, 2006 and 2007, respectively.

10.	Other Non-current Assets

As of December 31, 2006 and 2007, the Company had a refundable deposit placed with a vendor of $9,533 and $10,006 respectively to secure wafer capacity. The deposit is refundable according to the utilization of such allocated capacity or at the end of the agreed period of such allocated capacity. The deposit is initially recorded at the net present value of payments due pursuant to its contractual terms. The related discount, which is offset by an equal amount of deferred expense, is amortized to interest income using the effective interest rate method. Deferred expense is amortized to cost of revenue over the length of the contract using the straight-line method. The deposit is classified based on maturity, except that the amounts are considered current if it is probable that the deposits will be refunded within the next 12 months.

11.	Payables

	December 31,
	2006	2007

Trade and accrued purchases	$104,544	$116,459
Purchases of property, plant and equipment	193,742	91,644
Payables to related parties	3,582	4,515

	$301,868	$212,618

CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — in US Dollars
In thousands (except per share data)
12.	Other Current Liabilities

	December 31,
	2006	2007

Accrued employee related expenses and bonuses	$43,350	$31,101
Customer capacity guarantee deposits	33,137	5,992
Accrued interest	30,494	31,731
Customer prepayment	19,247	16,844
Other accrued expenses	4,136	4,942
Other current liabilities	19,492	18,561

	$149,856	$109,171

The Company enters into capacity guarantee agreements with certain of its customers under which the customers are required to maintain non-interest bearing deposits with the Company to secure guaranteed access to wafer capacity. Such deposits are generally for periods exceeding one year and are refundable at the end of the agreed period of such guaranteed capacity, or in certain cases based on the cumulative wafers purchased from the Company. Such deposits are initially recorded at the net present value of payments due pursuant to their contractual terms. The related discount, which is offset by an equal amount of deferred revenue, is amortized to interest expense using the effective interest rate method. Deferred revenue is amortized to earnings over the term of the deposits using the straight-line method. Deposits are classified based on maturity, except that the amounts are considered current if it is probable that the deposits will be refunded within the next 12 months.

The customer prepayment is for future purchases which also secures access to wafer capacity. This amount will be used to offset certain trade receivables from that customer. The receipt was recorded as an operating cash flow in the consolidated statement of cash flows.

13.	Income Taxes

The Company has been granted pioneer status under the Economic Expansion Incentives (Relief from Income Tax) Act (Chapter 86) (“EEIA”) of Singapore for:
•	the manufacture of integrated circuits using submicron technology at Fab 2 for a ten-year period beginning July 1, 1996. The pioneer status expired on June 30, 2006;

•	the wafer fabrication of ASIC and other advanced semiconductor devices at Fab 6 for a ten-year period beginning September 1, 2003; and

•	the wafer fabrication of integrated circuits at Fab 7 for a fifteen-year period beginning October 1, 2005.
Under the EEIA, the Company has also been granted:
•	post-pioneer status for the manufacture of integrated circuits using submicron technology at Fab 2 for a five-year period beginning July 1, 2006;

•	development and expansion status for the manufacture of integrated circuits using submicron technology at Fab 3 for a five-year period beginning July 1, 2009; and

•	development and expansion status for the wafer fabrication of ASICs and other advanced semiconductor devices at Fab 6 for a five-year period beginning September 1, 2013.

CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — in US Dollars
In thousands (except per share data)
During the period in which pioneer status is effective, subject to compliance with certain conditions, income arising from the pioneer trade is exempt from Singapore income tax. During the period in which post-pioneer status or development and expansion status is effective, subject to compliance with certain conditions, income arising from the incentive activities is taxed at a concessionary rate of 10%. Based on these tax incentives, income tax is assessed at the individual fab level. Income arising from activities not covered under any of the abovementioned incentives (hereinafter referred to as non-qualifying income) is taxed at the prevailing Singapore corporate tax rate, which was 20% for the years ended December 31, 2005 and 2006 and 18% for the year ended December 31, 2007. The reduction in corporate tax rate from 20% to 18% for the year of assessment 2008 and onwards was announced by the Singapore Second Minister for Finance on February 15, 2007 and was enacted by the Government of Singapore on December 7, 2007. The effects of the change in corporate tax rate have been recognized in the Company’s consolidated statement of operations for the year ended December 31, 2007.

The income tax expenses for the years ended December 31, 2005, 2006 and 2007 are primarily related to non-qualifying income, such as interest income, rental income and income from the sale of wafers manufactured by technologies that are not granted preferential tax treatment.

The Company was previously granted pioneer status under the EEIA for the manufacture of integrated circuits using submicron technology at Fab 3 for a ten-year period beginning July 1, 1999. During its pioneer period, Fab 3 had accumulated substantial wear and tear allowances on plant and machinery which it was unable to fully utilize against income from activities covered under the pioneer status. In addition, Fab 3 had tax losses incurred in fiscal years 1997 and 1998, which under the pioneer status, were not allowed for carry forward. The Company applied to revoke the pioneer status of Fab 3 in order to utilize these unabsorbed wear and tear allowances and tax losses against the income not covered under the pioneer status. The application was approved in September 2007 and the Company recorded an income tax benefit of $119,451 in 2007. This tax benefit is available to offset taxes paid or incurred by the Company in current and prior years. Relating to this, the Company expects to receive a refund of taxes previously paid on non-qualifying income from previous years. Accordingly, the Company has recorded $35,506 and $63,171 in “Receivables, net” and “Other non-current assets”, respectively. The balance of the income tax benefit, after offsetting taxes paid or incurred by the Company in prior years, was used to offset current year income tax expense.

Under Singapore tax law, loss carryforwards and wear and tear allowances are deductible to the extent of income before loss carryforwards and wear and tear allowances. Unabsorbed tax losses and wear and tear allowances can be carried forward indefinitely to set off against income in future tax years, subject to compliance with certain conditions. As of December 31, 2006 and 2007, the Company has unabsorbed wear and tear allowances of approximately $1,742,000 and $1,355,977, respectively. The Company does not have any loss carryforwards as of December 31, 2006 and 2007.

Income (loss) before income tax consists of the following:

	2005	2006	2007

Singapore	$(145,828)	$89,294	$8,950
Foreign	994	1,654	1,305

Total	$(144,834)	$90,948	$10,255

Income tax expense (benefit) consists of the following:

		2005	2006	2007

Current tax expense (benefit)	— Singapore	$13,962	$22,011	$(86,455)
	— Foreign	(17)	573	472

Deferred tax expense (benefit)	— Singapore	(800)	1,502	(5,233)
	— Foreign	(34)	(162)	(217)

		$13,111	$23,924	$(91,433)

CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — in US Dollars
In thousands (except per share data)
A reconciliation of the expected tax expense (benefit) computed by applying the Singapore statutory tax rate of 20% for 2005 and 2006 and 18% for 2007 to income (loss) before income tax to income tax expense (benefit) is as follows:

	2005	2006	2007

Income tax expense (benefit) computed at the Singapore statutory tax rate	$(28,967)	$18,190	$1,846
Non-deductible research and development expenses	473	16,726	16,277
Non-deductible pre-pioneer operating losses	13,084	—	—
Other non-deductible expenses	3,721	7,137	7,290
Effect of pioneer status, including losses and allowances not recognized as deferred tax benefit	27,322	(4,556)	12,470
Effect of post-pioneer status	—	(6,833)	(8,302)
Non-taxable income in equity method investment	(1,332)	(7,208)	(6,091)
Effect of revocation of a tax incentive	—	—	(119,451)
Impact of change in enacted tax rates	—	—	2,973
Effect of prior years’ adjustments on deferred tax benefit	—	—	1,532
Others, net	(1,190)	468	23

Income tax expense (benefit)	$13,111	$23,924	$(91,433)

The pioneer status had the effect of increasing (decreasing) basic and diluted net earnings (loss) per ordinary share by $0.01, $0.00 and $(0.00), and basic and diluted net earnings (loss) per ADS by $0.11, $0.02 and $(0.04), for the years ended December 31, 2005, 2006 and 2007, respectively.

The post-pioneer status had the effect of increasing basic and diluted net earnings per ordinary share by $0.00 and $0.00, and basic and diluted net earnings per ADS by $0.03 and $0.03, for the years ended December 31, 2006 and 2007, respectively. None of the Fabs were under post-pioneer status during the year ended December 31, 2005.

Deferred tax assets and deferred tax liabilities are non-current and relate to Singapore. Net deferred tax assets are classified as “Other non-current assets” and consist of the following:

	December 31,
	2006	2007

Deferred tax liabilities
Property, plant and equipment	$(2,105)	$(7,220)
Intangible assets	(662)	(1,329)
Unremitted offshore income	(2,554)	(685)

	$(5,321)	$(9,234)

Deferred tax assets
Unutilized wear and tear allowances	$263,437	$175,586
Property, plant and equipment	11,598	7,436
Other accrued expenses	12,545	13,790

	287,580	196,812
Valuation allowance	(273,814)	(173,683)

	$13,766	$23,129

Net deferred tax assets	$8,445	$13,895

CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — in US Dollars
In thousands (except per share data)
In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of net deferred tax assets is dependent on the availability of taxable income during the periods in which those assets will be reversed. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, taxable income in prior years and tax planning strategies in making this assessment. The valuation allowance is established for deferred tax assets that cannot be objectively supported as more likely than not to be realized by the Company.

Based on the historical level of taxable income specific to certain fabs, management has concluded that it could not objectively support that sufficient future taxable income will be realized and therefore it is more likely than not that deferred tax assets will not be realizable. As a result of the assessment, a valuation allowance of $273,814 and $173,683 for these fabs’ net deferred tax assets has been recorded as at December 31, 2006 and 2007, respectively. The Company expects to continue to maintain valuation allowances on future tax benefits for such fabs until objective positive evidence is sufficient to support reversal of the valuation allowance based upon current and preceding years’ results of operations and anticipated future taxable income levels. Management has, however, concluded that a valuation allowance of $8,445 and $13,895 for net deferred tax assets arising from other operations as at December 31, 2006 and 2007 respectively, was not required. This is because it is more likely than not that these operations will generate sufficient future taxable income to realize the related net deferred tax assets.

The net change in the valuation allowance during the year ended December 31, 2006 was a decrease of $48,599, due to the de-recognition of deferred tax assets for temporary differences that were expected to reverse during the tax-exempt pioneer period rather than the taxable post-pioneer period, as previously assessed. The net change in the valuation allowance during the year ended December 31, 2007 was a decrease of $100,131 mainly due to consequential adjustment arising from the substantial reduction in Fab 3’s deductible temporary differences. Revocation of Fab 3’s pioneer status was effective in 2007 and the temporary differences are now available for set-off against the Company’s income not covered under the pioneer status. Based on the Company’s historical records of taxable income, the Company expects that it will have sufficient taxable income to fully utilize Fab 3’s deductible temporary differences.

The Company recorded an increase in deferred tax assets and valuation allowance in the amounts of $3,993 and $1,846, respectively, as a result of the cumulative effect adjustment under SAB 108 in 2006 (see Note 1(c)).

The adoption of FIN 48 did not have an impact on the accumulated deficit as the Company had previously recorded the full amount of the unrecognized tax benefits as income tax payable. The balance, however, was reclassified as a non-current liability under FIN 48 because the Company does not anticipate payment within the next 12 months.

A reconciliation of the liability for unrecognized tax benefits for 2007 is as follows:

Balance as at January 1, 2007	$6,307
Gross decrease as a result of tax positions taken during prior years	(1,482)
Gross increase as a result of tax positions taken during the current year	1,671
Effect of foreign currency translation	(506)

Balance as at December 31, 2007	$5,990

The total unrecognized tax benefits as at December 31, 2007 of $5,990, if recognized, would affect the effective tax rate.

The Company does not anticipate any significant changes to the total amounts of unrecognized tax benefits within the next 12 months.

The Company’s accounting policy is to treat interest and penalties as a component of income taxes. However, the tax law in the Company’s primary tax jurisdiction, Singapore, only imposes penalties on tax underpayments relating to tax positions which contravene the provisions of the Singapore income tax legislation. In addition, interest may be imposed for request by taxpayers to extend the time limit for tax payment. As such, as of December 31, 2007, the Company has not recognized any interest or penalties in the consolidated statement of operations or in the consolidated balance sheet.

CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — in US Dollars
In thousands (except per share data)
The Company is subject to taxation in Singapore and other foreign tax jurisdictions. The tax authority in Singapore had previously completed its examination of the Company’s tax computations for the fiscal years 2000 and earlier. However, as a result of the revocation of Fab 3’s pioneer tax incentive during fiscal year 2007, the Company has submitted revised tax computations adopting the new tax status for the prior tax years, beginning from the fiscal year 1997, to the tax authority. A summary of the tax years that remain subject to examination in the Company’s major tax jurisdictions are:

Fiscal years that remain subject to examination as of
Major tax jurisdiction	January 1, 2007	December 31, 2007
Singapore	2000 and forward	1997 and forward

United States of America	2004 and forward	2004 and forward
14.	Short-term debt

Short-term debt consists of:

December 31,
2007

Bank of America short-term credit facility	$70,000
Bank of America revolving facility	50,000
Sumitomo Mitsui Banking Corporation revolving facility	150,000

$270,000

Weighted Average
Interest Rates as of
December 31,
2007

Short-term debt obligations at floating rates	5.59%
The Bank of America short-term credit facility is an uncommitted facility, for a maximum of $20,000, which was temporarily increased to $70,000 in December 2007 for a three-month period ending March 31, 2008. The facility was fully drawn down as at December 31, 2007.

The Bank of America Revolving Loan Facility is for a maximum of $50,000, which was fully drawn down as at December 31, 2007. The availability period is for three years from April 2007.

The Sumitomo Mitsui Banking Corporation Revolving Loan Facility is for a maximum of $150,000, which was fully drawn down as at December 31, 2007. The availability period is for 364 days from July 2007.

The Company’s loans and available credit facilities contain various financial, shareholding and other restrictive covenants, discussed under Note 15.

CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — in US Dollars
In thousands (except per share data)
15.	Long-term Debt and Obligations under Capital Leases

Long-term debt consists of:

	December 31,
	2006	2007

Floating rate loans:
EXIM Guaranteed Loan	$324,277	$543,501
Bank of America Term Loan	50,000	—
5.75% senior notes due 2010	371,904	372,700
6.00% amortizing bonds due 2010	38,433	29,659
6.25% senior notes due 2013	297,405	297,752
6.375% senior notes due 2015	246,805	247,092
Others	2,836	9,633

	1,331,660	1,500,337
Less: Current installments of long-term debt	(123,629)	(74,163)

Long-term debt, excluding current installments	$1,208,031	$1,426,174

Obligations under capital leases:

	2006	2007

Minimum future lease payments	$124,194	$123,409
Amount representing interest at rates of 2006: 6.2% to 7.8% & 2007: 5.9% to 7.8%	(47,255)	(45,166)

Present value of minimum future lease payments	76,939	78,243
Less: Current installments	(3,998)	(4,500)

Obligations under capital leases, excluding current installments	$72,941	$73,743

	2006	2007

Current installments of:
Long-term debt	$123,629	$74,163
Obligations under capital leases	3,998	4,500

	$127,627	$78,663

Non-current portion, excluding current installments:
Long-term debt	$1,208,031	$1,426,174
Obligations under capital leases	72,941	73,743

	$1,280,972	$1,499,917

	Weighted Average
	Interest Rates as of
	December 31,
	2006	2007

Long-term debt obligations at floating rates	5.80%	5.44%
Long-term debt obligations at fixed rates	6.08%	6.08%
Obligations under capital leases	7.08%	7.09%

CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — in US Dollars
In thousands (except per share data)
The Export-Import Bank of the United States (“EXIM”) Guaranteed Loan is from JPMorgan Chase Bank, N.A. (“JP Morgan”), guaranteed by the EXIM, for a maximum of $653,131. The loan is divided into two tranches, of which one tranche of $324,277 had been fully drawn down as of December 31, 2006. Principal repayment of the first tranche is payable semi-annually over five years from January 16, 2007. The availability period for the other tranche is until December 15, 2008. It may only be used to finance the purchase of Fab 7 equipment from U.S. vendors and is drawn down in accordance with equipment purchases per the Company’s schedule for the construction of phase 2 of Fab 7 facility. As of December 31, 2007, the Company has drawn down a total of $284,079 from the second tranche. Principal repayment of the second tranche is payable semi-annually over five years, beginning on 15 July 2008. The loan bears interest at LIBOR plus 0.125%. Interest is payable semi-annually.

The Bank of America Term Loan was for a maximum of $50,000, which was fully drawn down in 2005. The loan bore interest at LIBOR plus 0.80%. Interest was payable semi-annually and principal was repayable in full at maturity. The loan was fully repaid in April 2007.

The senior notes due 2010 (“Senior Notes due 2010”) with face value of $375,000 were issued at a price of 98.896% of the principal amount. The senior notes due 2015 (“Senior Notes due 2015”) with face value of $250,000 were issued at a price of 98.573% of the principal amount. Interest on the Senior Notes due 2010 is payable at the rate of 5.75% per annum and interest on the Senior Notes due 2015 is payable at the rate of 6.375% per annum, in each case on February 3 and August 3 of each year from February 3, 2006. The Senior Notes due 2010 mature on August 3, 2010 and the Senior Notes due 2015 mature on August 3, 2015. The Senior Notes due 2010 and Senior Notes due 2015 constitute senior, unsecured obligations of the Company.

The convertible redeemable preference shares (refer to Note 17) and the 6% amortizing bonds due 2010 (“Amortizing Bonds”) have an aggregate issue price of $300,000. The initial principal amount assigned to the Amortizing Bonds was $46,703. Interest on the Amortizing Bonds is payable at the rate of 6.0% per annum on the outstanding principal amount. The Amortizing Bonds pay semi-annual cash payments of $5,475 per payment, as a combination of principal and interest, on February 17 and August 17 of each year from February 17, 2006, and amortize to zero at maturity on August 17, 2010. The Amortizing Bonds constitute senior, unsecured obligations of the Company.

The senior notes due 2013 (“Senior Notes due 2013”) with a face value of $300,000 were issued at a price of 99.053% of the principal amount. Interest is payable at the rate of 6.25% per annum on April 4 and October 4 of each year, from October 4, 2006. The Senior Notes due 2013 mature on April 4, 2013, and constitute senior, unsecured obligations of the Company.

As of December 31, 2007, other long-term debt includes the unamortized portion of the cumulative fair value change of the Senior Notes due 2013 due to changes in interest rates for the period the Company designated an interest rate swap (“IRS”) transaction as a fair value hedge of this debt. The IRS was terminated in 2007.

The senior notes due 2010, senior notes due 2013 and senior notes due 2015 (collectively, “Senior Notes”) and the Amortizing Bonds include a company call option and an investor put option. If the Company were to exercise the call option, investors would receive an amount equal to the outstanding principal amount, plus any accrued and unpaid interest through the call/redemption date. If the investors were to exercise the put option, they would receive an amount equal to 101% of the outstanding principal amount, plus any accrued and unpaid interest to the put/repayment date.

The Company evaluated the call and put options included in the Senior Notes and the Amortizing Bonds in accordance with SFAS No. 133 and Derivatives Implementation Group (“DIG”) Issue B16 “Embedded Derivatives: Calls and Puts in Debt Instruments” (“DIG Issue B16”). Based on its evaluation, the Company determined that the call and put options are clearly and closely related to the debt instrument. Therefore these embedded derivatives have not been bifurcated.

The above borrowings, Senior Notes and Amortizing Bonds rank pari passu.

CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — in US Dollars
In thousands (except per share data)
Annual maturities of long-term debt as of December 31, 2007 are as follows:

Payable in year ending December 31,
2008	$74,163
2009	131,546
2010	507,147
2011	121,671
2012	56,816
Thereafter	606,817

$1,498,160

These amounts represent the expected repayments in each of the periods indicated and do not include the unamortized debt discount relating to the Senior Notes, which are reported as a direct reduction to the face amounts of the Senior Notes, and the effect from the basis adjustment due to the termination of the IRS.

In May 2007, the Company signed an agreement for a $610,000 term loan facility from JP Morgan, guaranteed by EXIM. The loan is to support phase 2 of the build up of production capacity in Fab 7. This new credit facility is divided into two tranches and has an availability period of between three to five years beginning May 2007. It may only be used to finance the purchase of Fab 7 equipment from U.S. vendors and is drawn down in accordance with equipment purchases per the Company’s schedule for the construction of phase 2 of Fab 7 facility. The loan bears interest at LIBOR plus 0.0695%. Interest is payable semi-annually and each tranche is payable semi-annually over five years.

The Company has total unutilized banking facilities of $591,400 and $687,478 for short-term advances, loans and bankers’ guarantees as of December 31, 2006 and 2007, respectively. These facilities are available to the Company on an uncommitted basis, other than the remaining unutilized EXIM facilities and Sumitomo Mitsui Banking Corporation revolving loan facility (see Note 14). The Company pays commitment fees ranging from 0.025% to 0.25% and 0.025% to 0.125% per annum for the remaining unutilised facilities for 2006 and 2007, respectively.

As of December 31, 2007, the Company’s loans and available credit facilities contain various financial, shareholding and other restrictive covenants. Under the financial covenants, the Company is required to maintain certain financial conditions and ratios such as consolidated net worth, total debt to net worth ratio, and historical debt service coverage ratio. The Company is also required to ensure that its consolidated net worth is not at any time less than $1,000,000 and its total debt does not at any time exceed 180% of its total net worth. Under the shareholding covenants, Temasek is required to own, directly or indirectly, a certain percentage of the Company’s outstanding shares or is required to be the Company’s single largest shareholder. In addition, some of the loans and available credit facilities also impose other restrictive covenants such as restrictions on incurring further indebtedness, creating security interests over assets, payment of dividends, disposal of assets and mergers and corporate restructuring.

The obligations under capital leases include contracts for supply of gases used by the Company’s fabrication facilities. The Company has assessed that such supply contracts contain a lease pursuant to the consensus reached in EITF Issue 01-8, “Determining Whether An Arrangement Contains A Lease”, and are accounted for as capital leases.

Minimum future lease payments under capital leases for equipment and machinery for supply of gases as of December 31, 2007 are as follows:

Payable in year ending December 31,
2008	$9,912
2009	9,912
2010	9,912
2011	9,912
2012	9,912
Thereafter	73,849

Total minimum lease payments	$123,409

CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — in US Dollars
In thousands (except per share data)
16.	Other Non-current Liabilities

As at December 31, 2006 and 2007, the asset retirement obligation related to the requirements in the Company’s lease agreements for the potential return of buildings to tenantable condition and the potential return of land on which fabs have been built to its original condition amounted to $17,909 and $19,304, respectively.

A reconciliation of the carrying amount of asset retirement obligations as of December 31, 2006 and 2007 is as follows:

Asset retirement obligations as of December 31, 2005	$16,561
Liabilities incurred	55
Accretion expense	1,293

Asset retirement obligations as of December 31, 2006	17,909
Accretion expense	1,395

Asset retirement obligations as of December 31, 2007	$19,304

17.	Convertible Redeemable Preference Shares

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

Prior to maturity, the Company may redeem the Preference Shares at the early redemption price:
•	at any time, if at least 95% of the Preference Shares originally issued have been converted, redeemed or purchased and cancelled;

•	at any time after 2 years after the date of issuance of the Preference Shares which was in August 2005, if the closing sale price of the Ordinary Shares for any 20 trading days in a specified 45 consecutive calendar day period is at least 125% of the conversion price per Ordinary Share; or

•	at any time the Company is required to pay additional amounts as a result of any change in or amendment to the laws or regulations of Singapore or for certain other events.
If certain events occur before the close of business on the 7th business day prior to maturity or early redemption, holders of the Preference Shares may under certain circumstances require the Company to redeem all or any of the Preference Shares at the early redemption price. Such events include the delisting of the Company’s shares from the stock exchanges on which they are currently traded, changes in the Company’s controlling shareholder or a majority of the board of directors, or the Company’s share capital becoming insufficient to cover the redemption amount.

The Company has evaluated these call and put options under the provisions of SFAS No. 133 and DIG Issue B16. For purposes of assessing if the puts and calls are closely related to the Preference Shares, the Company has referred to DIG Issue B16 as the Preference Shares are akin to a debt instrument because they have a mandatory redemption feature at maturity and holders are not entitled to vote at the Company’s general meetings nor are they entitled to receive dividends or otherwise participate in earnings. The Preference Shares do not embody any claim to residual interest of the Company. Upon exercise of the call or put options, investors would receive an amount equal to the accreted value of their shares and such amount does not constitute an accelerated repayment of the redemption principal amount of $10,000 per Preference Share. The call and put options are considered to be clearly and closely related to the Preference Shares. Therefore these embedded derivatives have not been bifurcated.

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
The initial carrying amounts of the Preference Shares were stated at their fair values as of the date of issuance, net of the associated issuance costs. The carrying amounts of the Preference Shares are accreted to their redemption values over the remaining period until the maturity date on August 17, 2010 using the effective interest rate method. Such accretion adjusts net income (loss) available to ordinary shareholders. Accretion charge for the years ended December 31, 2005, 2006 and 2007 was $3,196, $9,476 and $9,663, respectively.

In 2006, 2 Preference Shares were converted and 18,924 ordinary shares were issued as a result of the conversion. There was no conversion during 2007.

18.	Shareholders’ Equity

Ordinary Share Capital

Until January 30, 2006, ordinary shares of the Company had a par value of S$0.26. The Singapore Companies (Amendment) Act 2005, which came into effect on January 30, 2006, abolished the concept of “par value” and “authorized capital”.

In March 2006, the Company entered into a call option transaction (“2006 Option”) with GS to replace the call option transaction that the Company had previously entered into with GS in August 2004 with an expiration date of April 2, 2006. Under the 2006 Option, GS could purchase up to 214,792 of Chartered ordinary shares at S$1.60 per share should the Company early terminate the 2006 Option in the first year and S$2.15 per share thereafter. Prior to the modification of the 2006 Option as mentioned below, the 2006 Option was accounted for as a derivative instrument that was dual indexed to the Company’s ordinary share price and currency exchange rates, and changes in fair value were recognized in earnings.

CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — in US Dollars
In thousands (except per share data)
On March 9, 2007, the Company modified the terms of the 2006 Option by simultaneously terminating the Singapore dollar-denominated option and entering into a US dollar-denominated option. The modification was based on the exchange rate of S$1.5268 per US$1.00 on March 9, 2007. Under the modified terms of the 2006 Option, GS is entitled to purchase up to 214,792 of new ordinary shares at US$1.408 per share and the Company may terminate the transaction early, in whole or in part, if the closing price of Chartered ordinary shares is equal to or higher than US$1.760 (equivalent to 125% of the US$1.408 exercise price) on each of any 20 business days in any consecutive 30 business-day period. Should the Company exercise this right and opt for physical settlement, GS will be required to buy the number of new ordinary shares relating to the terminated portion of the 2006 Option at US$1.408 per share. The Company continues to have the right to cash settle the 2006 Option. Under the terms of the 2006 Option, if the option is exercised, the Company has the right either to issue new shares to GS or to settle the transaction in cash. If the 2006 Option is not exercised or terminated earlier, it will expire on March 29, 2011. As of December 31, 2007, the US dollar-denominated option is accounted for as shareholders’ equity in the consolidated balance sheet.

Accumulated Deficit

Singapore law allows dividends to be paid only out of the Company’s net profits for the year or retained earnings. Shareholders of ordinary shares are not liable for Singapore income tax on dividends paid by the Company out of its tax exempt profits from pioneer activities and net profits after deduction of tax at the concessionary rate from post-pioneer or development and expansion activities. Some of the Company’s loan agreements restrict the ability of the Company to pay dividends without prior approval from the lender.

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

During the transitional period, the Company had up to December 31, 2007 to utilize any available franking tax credit balance under the old imputation system to pay a franked dividend to its shareholders. The Company had approximately S$52,416 of available balances under the old imputation system as of December 31, 2006 and 2007.

From January 1, 2008, the imputation system will cease to exist and the Company will move to the one-tier system. In this regard, the full amount of the franking tax credit balance would be nullified subsequent to December 31, 2007.

Accumulated Other Comprehensive Loss

Accumulated other comprehensive loss consists of the following:

	December 31,
	2006	2007

Cumulative foreign currency translation loss	$52,091	$52,124
Net unrealized cash flow hedging losses	1,350	1,442
Net unrealized (gains)/losses on available-for-sale securities	390	(296)

	$53,831	$53,270

The foreign currency translation loss, net unrealized cash flow hedging losses and net unrealized (gains) losses on available-for-sale securities are not adjusted for income taxes because such (gains) losses are generally not tax deductible.

CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — in US Dollars
In thousands (except per share data)
19.	Share Options and Incentive Plans

Total share-based compensation cost related to employee share options, restricted share units and performance share units under SFAS No. 123(R) for the years ended December 31, 2006 and 2007 was:

	2006	2007

Cost of revenue	$2,565	$1,637
Research and development	712	506
Sales and marketing	1,031	703
General and administrative	3,068	1,947

Total share-based compensation cost	$7,376	$4,793

	2006		2007
Total share-based compensation cost	Per ordinary share	Per ADS	Per ordinary share	Per ADS
Basic	$0.00	$0.03	$0.00	$0.02
Diluted	$0.00	$0.03	$0.00	$0.02
As the share-based compensation cost does not satisfy the conditions for tax deduction in Singapore, the recognition of the share-based compensation cost did not result in income tax benefits.
(a)	1999 Option Plan
Effective March 1999, the Company adopted the Chartered Semiconductor Manufacturing Ltd Share Option Plan 1999 (the “1999 Option Plan”) which provided for a maximum of 107,160 shares (subject to adjustment) to be reserved for option grants. This amount was increased to 197,160 shares in May 2002. As a result of the Company’s rights offering in October 2002, the shares available for future grants increased by 30,488 shares. The total shares provided under the 1999 Option Plan are hence 227,648 shares. Options granted under the plan may include non-statutory options as well as incentive share options intended to qualify under Section 422 of the United States Internal Revenue Code. The Company issues new shares upon exercise of options. The remaining shares available for future grants are 81,727 and 84,104 as of December 31, 2006 and 2007, respectively.

The plan is administered by a committee appointed by the Directors. Employees, outside directors and consultants are eligible for the grant of options subject to certain exceptions as provided in the 1999 Option Plan.

The contractual term of options does not exceed 10 years from the date of grant. Upon leaving employment of the Company, employees are given a specified period to exercise outstanding options. The exercise price of share option is generally the fair market value of the shares at the date of the grant. In certain circumstances, the exercise price may be higher than the fair market value at the date of the grant.

The weighted-average grant-date fair value of share options granted, the total intrinsic value of share options exercised and the total fair value of share options vested during the years ended December 31, 2005, 2006 and 2007 were as follows:

	2005	2006	2007

Weighted-average grant-date fair value of share options granted	$0.47	$0.43	$0.35
Total intrinsic value of share options exercised	$249	$320	$207
Total fair value of share options vested	$26,717	$14,495	$10,893

CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — in US Dollars
In thousands (except per share data)
Share option activity for all outstanding options and the corresponding price information for the year ended December 31, 2007 were as follows:

	Number of options	Weighted Average Exercise Price

Outstanding at January 1, 2007	119,843	$1.89
Granted	9,005	$0.72
Expired	(2,204)	$1.51
Exercised	(2,446)	$0.56
Forfeited	(9,179)	$2.10

Outstanding at December 31, 2007	115,019	$1.82

Exercisable at December 31, 2007	85,026	$2.20

Information regarding outstanding and exercisable share options as of December 31, 2007, was as follows:

		Options outstanding
Range of exercise prices	Number of options	Weighted average remaining contractual term	Weighted average exercise price	Intrinsic value

$0.39 to $1.00	70,013	6.8 years	$0.73	$1,731
$1.02 to $1.89	17,368	4.1 years	$1.40	$2,585
$2.14 to $2.44	12,312	3.5 years	$2.32	$657
$5.81	8,772	2.8 years	$5.81	$—
$8.31	6,554	2.3 years	$8.31	$—

	115,019			$4,973

CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — in US Dollars
In thousands (except per share data)

		Options exercisable
Range of exercise prices	Number of options	Weighted average remaining contractual term	Weighted average exercise price	Intrinsic value

$0.39 to $1.00	40,069	5.8 years	$0.72	$1,731
$1.02 to $1.89	17,319	4.1 years	$1.40	$2,585
$2.14 to $2.44	12,312	3.5 years	$2.32	$657
$5.81	8,772	2.8 years	$5.81	$—
$8.31	6,554	2.3 years	$8.31	$—

	85,026			$4,973

The options vest over one to five years and expire on dates ranging from February 2008 to October 2017.

Total share-based compensation cost recognized for employee share options for the years ended December 31, 2006 and 2007 was $7,376 and $4,450, respectively. As of December 31, 2007, there was $6,498 of total unrecognized compensation costs related to share options scheduled to be recognized over a weighted average period of 2.7 years.

Cash proceeds of $1,549 were received from option exercises during the year ended December 31, 2007.

The fair values of the option grants awarded during the years ended December 31, 2005, 2006 and 2007 were estimated on the date of grant using the Black-Scholes option-pricing model, which was also used in the computation for the Company’s pro forma information disclosures required under SFAS No. 123, “Accounting for Stock-Based Compensation”, with the following assumptions.

	2005	2006	2007

Risk free interest rate	4.06% to 4.64%	4.59% to 5.22%	4.05% to 4.94%
Expected volatility	58.75% to 61.04%	40.45% to 57.86%	35.01% to 49.09%
Expected term	5 to 9 years	3 to 6.25 years	3 to 6.25 years
Dividend yield	0.00%	0.00%	0.00%
The risk-free rate for periods within the contractual term of the award is based upon observed interest rates appropriate for the term of the Company’s employee share options. Expected volatilities are based on historical volatility rates of the Company’s ordinary shares. For options awarded during the year ended December 31, 2005, the expected term is based on the contractual term of the grant, vesting periods, and past exercise and post-vesting forfeiture behavior. For options awarded during the years ended December 31, 2006 and 2007, the expected term is determined using the simplified approach as permitted by Staff Accounting Bulletin No. 107 (“SAB 107”).

Pre-vesting forfeitures for share options granted were estimated to be between approximately 1% to 21% and 6% to 22% for the years ended December 31, 2006 and 2007, respectively based on historical pre-vesting forfeitures. In the Company’s pro forma information disclosures required under SFAS No. 123 for the year ended December 31, 2005, the Company accounted for forfeitures as they occurred.

Options to purchase 406, 390 and 177 shares of the Company were granted to employees of SMP in 2005, 2006 and 2007, respectively. SMP bears the share-based compensation cost in respect of these options.

CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — in US Dollars
In thousands (except per share data)
(b)	2004 Share Purchase Plans
As approved by the shareholders in April 2004, the Company has adopted the Chartered Semiconductor Manufacturing Ltd Employee Purchase Plan 2004 (“Chartered ESPP 2004”) and a new share purchase plan for the employees of Silicon Manufacturing Partners Pte Ltd (“SMP ESPP 2004”), collectively “ESPP 2004 Plans”. The ESPP 2004 Plans provide for the issuance of a maximum of 30,000 shares (subject to adjustment).

The ESPP 2004 Plans permitted eligible employees to purchase shares through payroll deductions of between 1 percent to 10 percent of an employee’s compensation, including salaries, wages, bonuses, incentive compensation, commissions, overtime pay and shift premiums. Employees of the Company and SMP are eligible for participation in the Chartered ESPP 2004 and SMP ESPP 2004 Plans respectively, subject to certain employment conditions as provided in the ESPP 2004 Plans. The offering periods consisted of the six-month periods commencing on each March 1 and September 1. The purchase price for each share purchased at the close of an offering period was the lower of 95% of the fair market value of the share on the last trading day in such offering period or last trading day before the commencement of such offering period. The ESPP 2004 Plans were intended to qualify under Section 423 of the United States Tax Code.

The ESPP 2004 Plans are administered by a committee appointed by the Directors (“Committee”). The ESPP 2004 Plans give the Committee the right to stipulate the method to determine the purchase price for each Ordinary Share purchased at the close of an offering period, if the Committee determines that the existing method of determining the purchase price would cause the Company to incur any stock-based compensation expense.

The ESPP 2004 Plans impose a limit of 3,000 Ordinary Shares per calendar year (and a limit of 1,500 Ordinary Shares per offering period) on the number of Ordinary Shares available for purchase by participants in the ESPP 2004 Plans.

1,156 and 1,284 shares were issued at prices from $0.77 to $0.79 (S$1.22 to S$1.28) and $0.67 to $0.91 (S$1.02 to S$1.40) during the years ended December 31, 2006 and 2007, respectively.

The ESPP 2004 Plans are non-compensatory as the purchase price is 95% of the fair market value of the ordinary shares applied to the Company’s average ordinary share price on the last trading day of the offer period. Therefore, the Company does not recognize compensation expense related to shares sold under the ESPP 2004 Plans.
(c)	Restricted Share Unit Plan 2007
In April 2007, the Company’s shareholders approved the Restricted Share Unit Plan 2007 (“RSU Plan”) which is a share-based incentive plan designed to reward, retain and motivate the Company’s employees. This plan also extends to employees of SMP. The RSU Plan is administered by a committee appointed by the Directors (“Committee”). The aggregate number of ordinary shares that may be issued under the RSU Plan, together with the aggregate number of ordinary shares that may be issued under other existing share-based compensation plans of the Company, may not exceed 380,000 ordinary shares, with a limit of 50,000 ordinary shares that may be granted under all share-based compensation plans of the Company per calendar year. The maximum aggregate number of ordinary shares that may be granted under the RSU Plan to any one grantee may not exceed 5,000 ordinary shares per calendar year. Each RSU will entitle the holder to one ordinary share of the Company. All vested RSUs may be paid in cash or ordinary shares of the Company as determined by the Committee. The Company had historically settled all vested awards in shares and the intention is also to settle all future vested awards in shares. The RSUs awarded will vest according to the vesting schedule, and ordinary shares will be issued provided the employee remains employed by the Company through the vesting dates; otherwise the unvested RSUs will be forfeited.

A total of 4,061 RSUs were granted and accepted in 2007, out of which 38 RSUs were granted to employees of SMP. These RSUs vest equally on each anniversary of the grant date over three years. Total share-based compensation cost recognized for the RSUs for the year ended December 31, 2007 was $304. As of December 31, 2007, the total compensation cost related to unvested RSUs not yet recognized is estimated at approximately $2,435 which is expected to be recognized over a weighted-average period of 2.7 years. The weighted-average grant date fair value of RSUs granted during 2007 and as of December 31, 2007 is $0.70. As of December 31, 2007, 4,036 RSUs remained outstanding as no RSUs were vested and 25 RSUs were forfeited during the period from the date of grant to December 31, 2007.

The grant-date fair value of awards granted under the RSU Plan is based on the average of the high and low quotes of the Company’s ordinary shares at the date of grant. SMP reimburses the Company for the share-based compensation cost in respect of the RSUs that were granted to its employees.

CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — in US Dollars
In thousands (except per share data)
Pre-vesting forfeitures for RSUs granted were estimated to be between approximately 0.95% to 2.18% for the years ended December 31, 2007 based on historical and expected attrition rates.
(d)	Performance Share Unit Plan 2007
In April 2007, the Company’s shareholders approved the Performance Share Unit Plan 2007 (“PSU Plan”) which is a share-based incentive for senior executives in key positions who are able to drive the strategic direction and performance of the Company. The PSU Plan is administered by a committee appointed by the Directors (“Committee”). The aggregate number of ordinary shares that may be issued under the PSU Plan, together with the aggregate number of ordinary shares that may be issued under other existing share-based compensation plans of the Company, may not exceed 380,000 ordinary shares, with a limit of 50,000 ordinary shares that may be granted under all share-based compensation plans of the Company per calendar year. The maximum aggregate number of ordinary shares that may be granted under the PSU Plan to any one grantee may not exceed 5,000 ordinary shares per calendar year. Each PSU will entitle the holder to one ordinary share of the Company. All vested PSUs may be paid in cash or ordinary shares of the Company as determined by the Committee. The Company had historically settled all vested awards in shares and the intention is also to settle all future vested awards in shares. The PSUs will generally vest at the end of the requisite service period and vesting is contingent upon the achievement of pre-determined conditions.

In 2007, a base number of PSUs that may be awarded at the end of a three-year performance period was granted. The vesting of the awards is contingent upon the achievement of pre-determined levels of Economic Value Added (“EVA”) spread and Absolute Total Shareholder Return (“TSR”) as those measures are defined in the PSU Plan, which have been established at the grant date. Both conditions are determined based on the average of three financial years’ EVA spread and Absolute TSR. The EVA spread is calculated by deducting weighted-average cost of capital from return on invested capital, while TSR is calculated by adding dividend yield to the change in the opening and closing share price of the Company’s ordinary shares for the performance period. The achievement of EVA spread is a performance condition while the achievement of TSR is a market condition. Half of the base number of PSUs will vest according to the achievement of the EVA spread and the other half will vest according to the achievement of the TSR. The number of PSUs ultimately vested will range from 30% to 150% of the base number of PSUs awarded, or zero, subject to the achievement of either of the abovementioned performance condition or market condition, as applicable.

A total of 2,316 base number of PSUs were granted and accepted in 2007. Total share-based compensation cost recognized for the PSUs for year ended December 31, 2007 was $39. Depending upon the Company’s performance against target performance measures specified in the award agreements, as of December 31, 2007, the total compensation cost related to unvested PSUs not yet recognized is estimated to be approximately $329. This estimated compensation cost is expected to be recognized over a weighted-average period of 2.8 years. The weighted-average grant date fair value of PSUs granted during 2007 and as of December 31, 2007 is $0.52. As of December 31, 2007, 2,316 PSUs remained outstanding as no PSUs were vested or forfeited during the period from the date of grant to December 31, 2007.

The grant-date fair value for the performance-based portion of the awards is based on the average of the high and low quotes of the Company’s ordinary shares at the date of grant.

The grant-date fair value for the market-based portion of the awards is calculated by an independent third-party appraiser which adopted the Monte-Carlo valuation model with the following assumptions:

2007

Risk-free interest rate	2.37%
Expected volatility	38.0%
Dividend yield	0.0%
The risk-free rate is based upon observed interest rates appropriate for the term of the Company’s PSUs. Expected volatility is based on historical volatility rates of the Company’s ordinary shares.

Pre-vesting forfeitures for PSUs granted were estimated to be approximately 3.81% for the year ended December 31, 2007 based on historical and expected attrition rates.

CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — in US Dollars
In thousands (except per share data)
20.	Commitments and Contingencies
(a)	Commitments
The Company has the following commitments:

	December 31,
	2006	2007

Contracts for capital expenditures	$525,200	$280,576
Technology agreements	335,463	261,402
Others	69,928	83,812
Minimum future rental payments on non-cancellable operating leases, excluding amounts payable to related parties disclosed in Note 2, as at December 31, 2007, are as follows:

Payable in year ending December 31,
2008	$4,068
2009	2,218
2010	1,256
2011	661
2012	631
Thereafter	300

$9,134

Rental expense on operating leases, excluding amounts payable to related parties disclosed in Note 2, for the years ended December 31, 2005, 2006 and 2007 was $5,660, $5,687 and $5,031 respectively. There was no contingent rental included in the above rental expense for all the years ended December 31, 2005, 2006 and 2007.

The Company has a patent license agreement with LSI under which the parties grant to one another a license to use certain of each other’s patents. Under the terms of the patent license agreement, the Company may provide wafer capacity in lieu of payment for royalties. Such royalties under the patent license agreement are waived until such time as the interest of LSI in SMP falls below 49%. In exchange the Company has waived capacity shortfall obligations from LSI. The patent license agreement continues for as long as the joint venture agreement between the parties remains.
(b)	Contingencies
The Company may from time to time be a party to claims that arise in the normal course of business. These claims include allegations of infringement of intellectual property rights of others as well as other claims of liability. In addition, the Company, on a case-by-case basis, includes intellectual property indemnification provisions in the terms of sale and technology licenses with third parties. The Company is also subject to various taxes in the different jurisdictions in which it operates. These include taxes on income, property, goods and services, and other taxes. The Company accrues costs associated with these matters when they become probable and reasonably estimable. The Company does not believe it is probable that losses associated with these matters beyond those already recognized will be incurred in amounts that would be material to its consolidated balance sheets or consolidated statements of operations.

The Company submits tax returns and claims with Government tax authorities which are subject to agreement and audit by those tax authorities. Actual taxes to be paid could vary due to the outcome of audits completed by the tax authorities. The Company records tax contingencies as tax payable for certain positions which may be challenged by the tax authorities and which the Company may not ultimately prevail in defending. The income tax contingencies mainly relate to transfer pricing positions and gains which may be taxable. As of December 31, 2006, the income tax contingencies recorded as tax payable amounted to $6,307. The amounts recorded are determined based upon the Company’s best estimate of possible assessments by the tax authorities and are adjusted, from time to time, based upon changing facts and circumstances.

CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — in US Dollars
In thousands (except per share data)
21.	Derivative Instruments

At December 31, 2007

Derivative Instrument	Notional Amount	Average Rate/Price	Maturity

Forward Contracts
— Euro Forward Contracts	12,035	1.47/Euro	2008
— SGD Forward Contracts	8,680	1.45/USD	2008
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

Most of the Company’s derivatives are formally designated as foreign currency cash flow or fair value hedges except for certain foreign currency forward contracts and embedded foreign currency derivatives in purchase contracts. These certain foreign currency forward contracts relate to groups of forecasted foreign currency denominated payments. While the Company expects the forward contracts which have not been formally designated as hedges to be effective in hedging the variability in cash flows resulting from changes in foreign exchange rates, it does not believe it is practicable to formally document the hedging relationship and link the derivatives to specific forecasted transactions. The embedded foreign currency derivatives are in purchase contracts for which payments are denominated in currencies other than the functional currency or the local currency of the parties to the contracts or, in some cases, their parent company where the parent company provides the majority of resources required under the contract on behalf of the subsidiary who is a party to the contract. Gains and losses on these certain foreign currency forward contracts and embedded foreign currency derivatives in purchase contracts are included in “Other operating expenses, net”.

The Company uses derivative instruments to manage identified foreign currency risks resulting from its foreign currency denominated purchase commitments which are denominated principally in Japanese yen and Euro. The maximum tenure for these transactions is 18 months. The Company uses foreign currency forward contracts to manage these risks and designates them as foreign currency cash-flow hedges. The Company uses foreign currency forward contracts, which match the terms of the individual foreign currency exposures, and as a result, any ineffectiveness of the Company’s hedges is negligible. For the year ended December 31, 2007, the ineffective amount reclassified from other comprehensive income into earnings was a loss of $565 and was included in “Other operating expenses, net”. Amounts included in other comprehensive income (loss) related to hedges of foreign currency purchase commitments are reclassified into earnings (“Other operating expenses, net”) upon the commencement of depreciation of the asset related to the purchase commitment over the remaining useful life of the asset.

As of December 31, 2005, the Company had four interest rate cap contracts associated with a certain US dollar loan. The amount relating to time value, which is excluded from the assessment of hedge effectiveness, was $(989) for the year ended December 31, 2006. For the year ended December 31, 2006, the ineffective amount reclassified into earnings (“Other loss, net”) was a gain of $806. The interest rate cap contracts matured following the maturity of the loan in 2006.

As of December 31, 2004, the Company had IRS contracts to hedge fixed rate interest obligations associated with convertible notes issued in April 2001. These IRS contracts, designated as fair-value hedges, were terminated following the completion of the tender offer for the convertible notes in September 2005. Net recognized losses arising from the ineffectiveness of these fair value hedges were $5,246 for the year ended December 31, 2005.

In 2006, the Company entered into an IRS contract to hedge the fixed-rate interest obligations of 6.25% per annum associated with the Senior Notes due 2013 with the effect of swapping the fixed-rate interest obligations to a floating-rate obligation based on US LIBOR rates. In August 2006, the Company designated the IRS as a fair-value hedge of changes in the fair value of the Senior Notes due 2013 attributable to changes in the benchmark interest rate, which is US dollar six-month LIBOR. From that date, changes in the fair value of the derivative and changes in the fair value of the item being hedged are recorded in earnings (“Other loss, net”). Net recognized gain arising from ineffectiveness of fair value hedges was $574 and $1,013 for the years ended December 31, 2006 and 2007, respectively. The IRS contract was terminated in November 2007. The cash proceeds from the termination of the IRS contract of $9,050 was recorded as an operating cash flow in the consolidated statements of cash flows.

The estimated net amount of existing losses from cash flow hedges expected to be reclassified into earnings within the next 12 months is $148. Net realized gains (losses) recognized from cash flow hedges were $(435) and $1,917 for the years ended December 31, 2006 and 2007, respectively.

CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — in US Dollars
In thousands (except per share data)
The components of other comprehensive income (loss) related to derivative and hedging activities consist of the following:

	December 31,
	2006	2007

Beginning	$(2,036)	$(1,350)
Cumulative effect adjustment on adoption of SAB 108	1,906	—
Reclassification of cash flow hedging (gains) losses into earnings	435	(1,917)
Share of cash flow hedging activity gains of SMP	9	1
Net unrealized gains (losses) on change in cash flow hedging derivative fair values	(1,664)	1,824

Ending	$(1,350)	$(1,442)

The Company is exposed to credit risk and market risk by using derivative instruments to hedge exposures of changes in foreign currency rates and interest rates. Credit risk is the failure of the counterparty to perform under the terms of the derivative contract. When the fair value of a derivative contract is positive, the counterparty owes the Company, which creates credit risk for the Company. When the fair value of a derivative contract is negative, the Company owes the counterparty and, therefore, is not exposed to credit risk. The Company anticipates, however, that counterparties will be able to fully satisfy their obligations under the contracts. The Company does not obtain collateral or other security to support financial instruments subject to credit risk but monitors the credit standing of counterparties. As of December 31, 2007, the maximum amount of loss due to credit risk associated with these financial instruments is their respective fair values as stated in Note 22.

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

22.	Fair Values of Financial Instruments

	December 31,
	2006		2007
	Carrying amount	Estimated fair value	Carrying amount	Estimated fair value
Asset/(Liability)	$	$	$	$

Other investments	—	—	89,290	89,290
Short-term debt	—	—	(270,000)	(270,018)
Long term debt	(1,331,660)	(1,336,789)	(1,500,337)	(1,509,896)
Forward foreign exchange contracts	(1,724)	(1,724)	(183)	(183)
Interest rate swap	3,109	3,109	—	—
2006 Option	(7,466)	(7,466)	—	—
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

Other investments. The fair value is based on the net asset value quoted by the counterparty.

Short-term debt. The fair value is based on current interest rates available to the Company for issuance of debt with similar terms and remaining maturities, or by obtaining quotes from brokers.

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

Interest rate swap. The fair value as of December 31, 2006 was estimated using market quotations for interest rate swaps with similar terms, adjusted where necessary for maturity differences. The interest rate swap was terminated in November 2007.

2006 Option. The fair value as of December 31, 2006 was based on an external market value quotation. Such market value quotation was derived using equity option pricing variables including Chartered’s ordinary share price, 2006 Option strike price, 2006 Option date of expiration, prevailing market interest rate, Chartered’s underlying share price volatility; adjusted for the availability of stock borrow, market liquidity of Chartered’s traded instruments and early termination features. Following the modification of the terms of the 2006 Option in March 2007 (see Note 18), as at December 31, 2007, the 2006 Option is no longer accounted for as a derivative instrument.

Forward foreign exchange contracts are recorded in “Other current liabilities” on the consolidated balance sheets. The interest rate swap and the 2006 Option were recorded in “Other non-current assets” or “Other non-current liabilities” on the consolidated balance sheet as of December 31, 2006.

Limitations. Fair value estimates are made at a specific point in time, and are based on relevant market information and information about the financial instruments. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

23.	Operating Segment, Geographic and Major Customer Information

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

	2005	2006	2007

Revenues
US	$743,431	$1,079,187	$958,795
Taiwan	112,089	122,881	205,285
Japan	33,496	23,861	8,833
Singapore	8,995	37,716	39,434
Others	134,723	150,880	143,139

	$1,032,734	$1,414,525	$1,355,486

	December 31,
	2006	2007

Property, Plant and Equipment, net
Singapore	$2,273,072	$2,462,224
Others	2,107	1,565

	$2,275,179	$2,463,789

	2005	2006	2007
Revenue by Major Customer:
Customer A	22.3%	24.0%	29.1%
Customer B	19.3	18.9	*
Customer C	—	10.3	10.1

*	less than 10% of net revenue for the year

CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — in US Dollars
In thousands (except per share data)
24.	Other Operating Expenses, net

“Other operating expenses, net” primarily consists of:

An impairment charge of $3,938 recorded in 2005 on certain plant and equipment which were initially classified as held for sale during the quarter ended June 30, 2004. These assets were written down to $3,878, which was their fair value less costs to sell at June 30, 2005. These assets were expected to be sold on the open market within twelve months of classification as held for sale. However, during this period, the market conditions that existed at June 30, 2004 deteriorated and as a result, these assets remained unsold. During that period, the Company actively solicited offers to purchase the assets but did not receive any offers it considered reasonable. The assets were actively marketed at a price that management considered reasonable given the change in market conditions, and the criteria under SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” were met. Accordingly, as the assets remained unsold at the end of the initial twelve-month period, the assets continued to be classified as held for sale. The sale was completed in January 2006 for a total consideration of $6,500. A gain on this sale of $2,611 was recorded in 2006.

Rental-related expenses of $10,937, $11,121 and $10,846 for 2005, 2006 and 2007, respectively.

Foreign exchange loss of $356, $6,125 and $1,856 for 2005, 2006 and 2007, respectively.

25.	Other Loss, net

In 2005, other loss, net included costs of $6,995 related to the termination of hedging transactions and other costs as a result of the tender offer for and repurchase of the Convertible Notes.

In 2006, other loss, net included an other-than-temporary impairment loss of $2,698 on available-for-sale securities.

In 2007, other loss, net included other-than-temporary impairment losses of $1,975 on other investments and available-for-sale securities.

26.	Defined Contribution Plan

Under Singapore law, the Company makes monthly contributions based on the statutory funding requirement into a Central Provident Fund (“CPF”) for substantially all of our Singapore employees who are Singapore citizens and Singapore permanent residents. The aggregate expenses under this plan were $10,108, $13,186 and $15,476 for 2005, 2006 and 2007, respectively.

27.	Subsequent Event

In February 2008, the Company entered into an agreement with Hitachi, Ltd and Hitachi Asia, Ltd to purchase 100% of the shares of Hitachi Semiconductor Singapore Pte Ltd (“HNS”), which owns and operates an eight-inch wafer fabrication facility located in Singapore. This additional facility will augment the capacity of four eight-inch fabs the Company currently operates and is located on a 90,000 square-meter campus with building space of 28,000 square meters, including approximately 12,000 square meters of clean-room space. This fabrication facility is currently capable of producing approximately 24,000 eight-inch wafers per month at the 0.15um to 0.25um technology nodes. This transaction also includes a manufacturing agreement with Renesas Technology Corp, an existing customer of HNS, to provide future wafer fabrication services.

The total cash consideration for the acquisition is S$330,800 (approximately US$233,000), which is subject to a working capital adjustment. The acquisition is scheduled to be completed at the end of the first quarter of 2008 and is subject to certain customary closing conditions.