Form 20-F/A
period 2007-12-31
CHARTERED SEMICONDUCTOR MANUFACTURING LTD
filed 2008-04-08
CIK 1095270

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
Index to Financial statements
Ex-12.1 Certification of the President and Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
Ex-12.2 Certification of the Senior Vice President and Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act 2002.
Ex-13.1 Certification of the President and Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002.
Ex-13.2 Certification of the Senior Vice President and Chief Financial Officer pursuant to 18 U.S.C Section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002.
Ex-15.2 Consent of KPMG relating to incorporation of audit report relating to Silicon Manufacturing Partners Pte Ltd.

EXPLANATORY NOTE
     Chartered Semiconductor Manufacturing Ltd. is filing this Amendment No. 1 on Form 20-F/A to its Annual Report on Form 20-F for the fiscal year ended December 31, 2007, which was originally filed with the Securities and Exchange Commission on March 10, 2008, to amend Items 18 and 19 by including separate unaudited financial statements for Silicon Manufacturing Partners Pte Ltd, or SMP, as of and for the twelve months ended December 31, 2005 (which period includes the nine months of SMP’s fiscal year 2005 and the first three months of SMP’s fiscal year 2006), its audited financial statements as of and for the twelve months ended December 31, 2006 (which period includes the last nine months of SMP’s fiscal year 2006 and the first three months of SMP’s fiscal year 2007) and its audited financial statements as of and for the twelve months ended December 31, 2007 (which period includes the last twelve months of SMP’s fiscal year 2007), and the accompanying audit report of KPMG. SMP’s financial statements are reported in U.S. dollars and presented in accordance with United States generally accepted accounting principles. These financial statements are being filed because SMP has exceeded certain “significance” tests under Rule 3-09 of Regulation S-X.
     This Amendment does not reflect events that have occurred after the March 10, 2008 filing date of the Annual Report on Form 20-F, or modify or update the disclosures presented therein, except to reflect the amendments described above.
Item 18. Financial Statements
     The consolidated financial statements of Chartered Semiconductor Manufacturing Ltd were included as pages F-1 to F-47 of the Form 20-F filed on March 10, 2008. The separate financial statements of Silicon Manufacturing Partners Pte Ltd are included as pages FS1 to FS20 of this Amendment No. 1.

EXHIBITS

1(1)	Memorandum and Articles of Association of the company.

2.1(2)	Specimen certificate for ordinary shares issued prior to January 30, 2006.

2.2(27)	Specimen certificate for ordinary shares in respect of new issuances of shares issued on and after January 30, 2006.

2.3(27)	Specimen certificate for ordinary shares transferred on and after January 30, 2006 in respect of shares issued before January 30, 2006.

2.4 (23)	Specimen certificate for convertible redeemable preference shares.

2.5(3)	Deposit Agreement dated November 4, 1999 by and among the company, Citibank, N.A. and the holders and beneficial owners of American Depositary Shares evidenced by American Depositary Receipts issued thereunder (including as an exhibit, the form of American Depositary Receipt).

2.5.1(29)	Letter Agreement dated September 26, 2007 by and between the company and Citibank, N.A., supplementing the Deposit Agreement dated November 4, 1999 by and among the company, Citibank, N.A. and the holders and beneficial owners of American Depositary Shares evidenced by American Depositary Receipts issued thereunder.

2.6(19)	Conversion Price Certificate dated August 17, 2005 of the company.

Loan Agreements and Indentures

4.1.1(6)	Indenture dated as of April 2, 2001 by and between the company and Wells Fargo Bank Minnesota, National Association.

4.1.2(20)	Second Supplemental Indenture dated August 3, 2005 by and between the company and The Bank of New York.

4.1.3(20)	Third Supplemental Indenture dated August 3, 2005 by and between the company and The Bank of New York.

4.1.4(21)	Fourth Supplemental Indenture dated August 17, 2005 by and between the company and The Bank of New York.

4.1.5(24)	Fifth Supplemental Indenture dated April 4, 2006 by and between the company and The Bank of New York.

4.2(21)	Master Agency Agreement dated August 17, 2005 by and between the company and The Bank of New York.

4.3 (18)(+)	Facility Agreement dated December 23, 2004 by and among the company as Borrower, JPMorgan Chase Bank, N.A. as Lender, Export-Import Bank of the United States as guarantor and JPMorgan Chase Bank, N.A as Facility Agent.

4.3.1(28)	Amendment No. 1 dated May 16, 2007 to Facility Agreement dated December 23, 2004 by and among the company as Borrower, JPMorgan Chase Bank, N.A. as Lender, Export-Import Bank of the United States as guarantor and JPMorgan Chase Bank, N.A as Facility Agent.

4.3.2(28)(++)	Facility Agreement dated May 16, 2007 by and among the company as Borrower, JPMorgan Chase Bank, N.A. as Lender, Export-Import Bank of the United States as guarantor and JPMorgan Chase Bank, N.A as Facility Agent.

4.4(25)(++)	Letter of Confirmation from Goldman Sachs International to the company dated March 29, 2006 supplementing the ISDA Master Agreement (Multicurrency-Cross Border) dated August

10, 2004 by and between the company and Goldman Sachs International, as counter-party together with the Schedule to the Master Agreement.

4.5(25)(++)	Facility Agreement dated March 3, 2006 by and between the company as Borrower and Sumitomo Mitsui Banking Corporation as Arranger and Sumitomo Mitsui Banking Corporation, Singapore Branch as Agent.

4.5.1(26)	Syndication Agreement dated June 30, 2006 relating to the Facility Agreement dated March 3, 2006 by and between the company as Borrower and Sumitomo Mitsui Banking Corporation as Arranger and Sumitomo Mitsui Banking Corporation, Singapore Branch as Agent.

4.6(29)(++)	Facility Agreement dated October 5, 2007 by and among the company as Borrower and Japan Bank for International Cooperation and Sumitomo Mitsui Banking Corporation, as Lenders.

4.7(30)(++)	Credit Agreement dated January 28, 2008 by and among the company as Borrower, Société Générale as Arranger, Lender and Facility Agent, and The Bank of New York, as Security Trustee and Account Bank.

Strategic Alliances

CSP

4.8.1(7)	Deed of Accession and Ratification dated October 22, 2001 by and among the company, EDB Investments Pte Ltd, Agilent Technologies Europe B.V. and Singapex Investments Pte Ltd relating to the Joint Venture Agreement dated March 13, 1997, as amended and restated on October 23, 2001(the “Restated Joint Venture Agreement dated October 23, 2001”).

4.8.2 (7)	Amendment Agreement No. 1 dated January 31, 2002 to Restated Joint Venture Agreement dated October 23, 2001.

4.8.3(23)	Deed of Accession and Ratification dated January 26, 2006 by and among the company, EDB Investments Pte Ltd, Singapex Investments Pte Ltd, Agilent Technologies Europe B.V. and Avago Technologies General IP (Singapore) Pte. Ltd. relating to the Restated Joint Venture Agreement dated October 23, 2001 and as further amended by an amendment (No. 1) dated January 31, 2002.

SMP

4.9.1(2)(+)	Joint Venture Agreement dated December 19, 1997 by and between the company and Lucent Technologies Microelectronics Pte. Ltd.

4.9.2(17)	Supplemental Agreement dated September 17, 2004 to the Joint Venture Agreement dated December 19, 1997 by and between the company and Agere Systems Singapore Pte Ltd. (formerly known as “Lucent Technologies Microelectronics Pte. Ltd.”).

4.9.3(22)	Second Supplemental Agreement dated January 1, 2005 to the Joint Venture Agreement dated December 19, 1997 by and between the company and Agere Systems Singapore Pte Ltd.

4.9.4 (2)(++)	Assured Supply and Demand Agreement dated February 17, 1998 by and among the company, Silicon Manufacturing Partners Pte Ltd and Lucent Technologies Microelectronics Pte. Ltd.

4.9.5(2)(+)	Supplemental Assured Supply and Demand Agreement dated September 3, 1999 by and among the company, Silicon Manufacturing Partners Pte Ltd and Lucent Technologies Microelectronics Pte. Ltd.

4.9.6 (2)(++)	License and Technology Transfer Agreement dated February 17, 1998 by and among the company, Lucent Technologies Microelectronics Pte. Ltd. and Silicon Manufacturing Partners Pte Ltd.

4.9.7(10)(++)	Amendment Agreement (No. 1) to License and Technology Transfer Agreement dated July 27,

2000 by and between the company, Lucent Technologies Microelectronics Pte. Ltd. and Silicon Manufacturing Partners Pte Ltd.

4.9.8(8)(++)	Amendment Agreement (No. 2) dated March 22, 2001 to License and Technology Transfer Agreement dated February 17, 1998 by and between the company, Agere Systems Singapore Pte Ltd (formerly known as “Lucent Technologies Microelectronics Pte. Ltd.”) and Silicon Manufacturing Partners Pte Ltd.

4.9.9(9)(++)	Amendment Agreement (No. 3) dated March 28, 2002 to License and Technology Transfer Agreement dated February 17, 1998 by and among the company, Agere Systems Singapore Pte Ltd (formerly known as “Lucent Technologies Microelectronics Pte. Ltd.”) and Silicon Manufacturing Partners Pte Ltd.

4.9.10 (4)(++)	Amendment Agreement (No. 4) dated July 1, 2003 to License and Technology Transfer Agreement dated February 17, 1998 by and among the company, Agere Systems Singapore Pte Ltd (formerly known as “Lucent Technologies Microelectronics Pte. Ltd.”) and Silicon Manufacturing Partners Pte Ltd.

Technology transfer, license, joint development and other related agreements

Agere/Lucent

4.10.1(2)(++)	Technology Transfer Agreement dated February 17, 1998 by and between the company and Lucent Technologies Inc.

4.10.2(8)(++)	Amendment Agreement (No. 1) dated July 31, 2000 to Technology Transfer Agreement dated February 17, 1998 between Lucent Technologies Inc. and the company.

4.10.3(8)(++)	Amendment Agreement (No. 2) dated March 20, 2001 to Technology Transfer Agreement dated February 17, 1998 between Agere Systems Inc. (formerly known as the “Microelectronics Group of Lucent Technologies Inc.”) and the company.

4.10.4(8)(++)	Amendment Agreement (No. 3) dated March 28, 2002 to Technology Transfer Agreement dated February 17, 1998 between Agere Systems Inc. (formerly known as the “Microelectronics Group of Lucent Technologies Inc.”) and the company.

4.10.5(2)(+)	Patent License Agreement dated January 1, 1998 by and between the company and Lucent Technologies Inc.

4.10.6(14)(+)	Patent License Agreement Amendment dated August 3, 2000 by and between the company and Lucent Technologies Inc.

4.10.7(10)	Letter Agreement dated September 26, 2002 by and between the company and Agere Systems Inc. amending the Patent License Agreement between the parties dated January 1, 1998.

Toshiba

4.11(2)(+)	Patent Cross License Agreement dated August 12, 1999 by and between the company and Toshiba Corporation.

IBM

4.12.1(7)(+)	Patent Cross-License Agreement dated January 1, 2001 by and between the company and International Business Machines Corporation.

4.12.2 (11)(+)	Amendment No. 1 dated November 26, 2002 to Patent License Agreement dated January 1, 2001 by and between the company and International Business Machines Corporation.

4.12.3(11)(+)	“SF” Process Development and Cost Sharing Agreement dated November 26, 2002 by and between the company and International Business Machines Corporation.

4.12.4(11)(++)	Copper / Related FEOL Technology License Agreement dated November 26, 2002 by and between the company and International Business Machines Corporation.

4.12.5 (22)(++)	Amendment No. 1 dated January 19, 2005 to the Copper / Related FEOL Technology License Agreement dated November 26, 2002 by and between the company and International Business Machines Corporation.

4.12.6(12)(+)	Amendment No. 1 dated June 26, 2003 to “SF” Process Development and Cost Sharing Agreement dated November 26, 2002 by and between the company and International Business Machines Corporation.

4.12.7 (16)(+)	Amended and Restated Amendment No. 2 dated March 9, 2004 to the “SF” Process Development and Cost Sharing Agreement dated November 26, 2002 by and between the company and International Business Machines Corporation.

4.12.8(27)(++)	Third Amended and Restated Amendment No.3 dated November 17, 2006 to “SF” Process Development and Cost Sharing Agreement dated November 26, 2002 by and between the company and International Business Machines Corporation.

4.12.9(18)(+)	Amendment No. 4 dated December 15, 2004 to “SF” Process Development and Cost Sharing Agreement dated November 26, 2002 by and between the company and International Business Machines Corporation.

4.12.10(11)(++)	Refundable Cross Deposit Agreement dated November 26, 2002 by and between the company and International Business Machines Corporation.

4.12.11(15)(++)	First Supplemental Agreement dated December 19, 2003 to the Refundable Cross Deposit Agreement dated November 26, 2002 by and between the company and International Business Machines Corporation.

4.12.12(25)(++)	Letter Agreement dated March 27, 2006 to vary the terms of the Refundable Cross Deposit Agreement dated November 26, 2002, as amended and supplemented, by and between the company and International Business Machines Corporation.

4.12.13(27)(++)	Master IBM Joint Development Terms and Conditions dated December 15, 2006 for joint development projects with International Business Machines Corporation.

4.12.14(27)(++)	Participation Agreement dated January 1, 2007 by and between the company and International Business Machines Corporation.

4.12.15(27)(++)	Joint Development Project Agreement dated December 15, 2006 for 45nm Bulk-Industry Standard Semiconductor Process Technology by and between the company and International Business Machines Corporation.

4.12.16(27)(++)	Joint Development Project Agreement dated December 15, 2006 for 32nm Bulk-Industry Standard Semiconductor Process Technology by and between the company and International Business Machines Corporation.

Motorola

4.13(4)(+)	Patent License Agreement dated July 1, 2003 by and between the company and Motorola, Inc.

Property Agreements

Fab 2

4.14(18)	Sub-Lease dated October 19, 2004 by and between Singapore Technologies Pte Ltd and the company relating to Private Lots A12787 and A12787(a) Mukim No. 13 Sembawang.

Fabs 3 and 5

4.15.1(5)	Sub-Lease Agreement dated February 17, 1998 by and between the company and Silicon Manufacturing Partners Pte Ltd.

4.15.2(18)	Sub-Lease dated October 19, 2004 by and between Singapore Technologies Pte Ltd and the company relating to Private Lot A12787(b) Mukim No. 13.

Fabs 2 and 3 Site Slurry Treatment Plant

4.16.1(23)	Agreement for Sub-License and Sub-Lease (Private Lot A12787(k)) dated July 8, 2005 by and between Singapore Technologies Pte Ltd and the company.

4.16.2(23)	Novation Agreement dated July 8, 2005 by and among Singapore Technologies Pte Ltd, Terra Investments Pte. Ltd. and the company relating to the Agreement for Sub-License and Sub-Lease (Private Lot A12787(k)) dated July 8, 2005.

4.16.3(27)	Supplemental Agreement dated January 3, 2007 by and between Terra Investments Pte. Ltd. and the company relating to the Agreement for Sub-License and Sub-Lease (Private Lot A12787(k) now known as A1964508) dated July 8, 2005.

Fab 6

4.17.1(5)	Building Agreement relating to Private Lot A12787(d) Mukim No. 13 Sembawang dated September 24, 1999 by and between Jurong Town Corporation and Singapore Technologies Pte Ltd.

4.17.2(5)	Agreement for Sub-License and Sub-Lease (Private Lot A12787(d)) dated September 24, 1999 by and between Singapore Technologies Pte Ltd and Chartered Silicon Partners Pte Ltd.

4.17.3(18)	Novation Agreement dated December 31, 2004 by and among Singapore Technologies Pte Ltd, Terra Investments Pte. Ltd. and Chartered Silicon Partners Pte Ltd relating to the Agreement for Sub-License and Sub-Lease (Private Lot A12787(d)) dated September 24, 1999.

Fab 7

4.18.1(13)	Agreement for Sub-License and Sub-Lease (Private Lot A12787(e)) dated July 30, 2001 by and between Singapore Technologies Pte Ltd and the company.

4.18.2(13)	Building Agreement relating to Private Lot A12787(e) Woodlands Industrial Park D, G.S. No. 3696K, Mukim No. 13 dated July 30, 2001 by and between Jurong Town Corporation and Singapore Technologies Pte Ltd.

4.18.3(18)	Novation Agreement dated December 31, 2004 by and among Singapore Technologies Pte Ltd, Terra Investments Pte. Ltd. and the company relating to the Agreement for Sub-License and Sub-Lease (Private Lot A12787(e)) dated July 30, 2001.

4.18.4(27)	Supplemental Agreement dated January 3, 2007 by and between Terra Investments Pte. Ltd. and the company relating to the Agreement for Sub-License and Sub-Lease (Private Lot A12787(e) now known as A1964507) dated July 30, 2001.

4.19.1(27)	Offer Letter dated February 16, 2006 from Jurong Town Corporation to Terra Investments Pte. Ltd. for the lease of land known as Private Lot A1964510 at Plot 6 Woodlands Industrial Park D in Woodlands Wafer Fab Park.

4.19.2(27)	Acceptance of Offer dated February 21, 2006 from the company to Terra Investments Pte Ltd. relating to Private Lot A1964510 at Plot 6 Woodlands Industrial Park D in Woodlands Wafer Fab Park.

4.19.3(27)	Acceptance of Offer dated February 24, 2006 from Terra Investments Pte. Ltd. to Jurong Town Corporation relating to Private Lot A1964510 at Plot 6 Woodlands Industrial Park D in

Woodlands Wafer Fab Park.

Acquisition of Hitachi Semiconductor Singapore Pte Ltd

4.20(30)	Stock Purchase Agreement dated February 15, 2008 by and amongst the company, Hitachi, Ltd and Hitachi Asia, Ltd for the purchase of 100 percent of the shares in Hitachi Semiconductor Singapore Pte Ltd.

Related Party Agreements

4.21(11)	Amended and Restated Turnkey Subcontract Agreement for Sort, Assembly and/or Final Test Services dated October 30, 2002 by and between the company and ST Assembly Test Services Ltd.

4.22(15)	Mr. Chia Song Hwee’s, President and Chief Executive Officer, Contract of Employment.

8(11)	List of the company’s subsidiaries.

12.1(31)	Certification of the President and Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2(31)	Certification of the Senior Vice President and Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1(31)	Certification of the President and Chief Executive Officer pursuant to 18 U.S.C Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2(31)	Certification of the Senior Vice President and Chief Financial Officer pursuant to 18 U.S.C Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1(30)	Consent of KPMG relating to incorporation of audit report relating to Chartered Semiconductor Manufacturing Ltd.

15.2(31)	Consent of KPMG relating to incorporation of audit report relating to Silicon Manufacturing Partners Pte Ltd.

Notes:

(1)	Filed as an exhibit to our company’s Registration Statement on Form F-1 (Registration No. 333-88397), as filed with the Securities and Exchange Commission on October 4, 1999. The Memorandum and Articles of Association were amended by special resolutions of our shareholders passed on May 30, 2001, May 15, 2002, August 17, 2005 and April 24, 2007, and by an ordinary resolution of our shareholders passed on April 28, 2005. A copy of the reprinted version of the Memorandum and Articles of Association of our company, incorporating all the amendments made thereto up to April 24, 2007, was filed as an exhibit to our company’s Current Report on Form 6-K (File No. 000-27811), as submitted with the Securities and Exchange Commission on August 2, 2007, which exhibit is incorporated herein by reference.

(2)	Filed as an exhibit to our company’s Amended Registration Statement on Form F-1/A, as filed with the Securities and Exchange Commission on October 25, 1999, which exhibit is incorporated herein by reference.

(3)	Submitted as an exhibit to our company’s Current Report on Form 6-K (File No. 000-27811), as submitted with the Securities and Exchange Commission on November 23, 1999, which exhibit is incorporated herein by reference.

(4)	Submitted as an exhibit to our company’s Third Quarterly Report 2003 on Form 6-K (File No. 000-27811), as submitted with the Securities and Exchange Commission on November 13, 2003, which exhibit is incorporated herein by reference.

(5)	Filed as an exhibit to our company’s Registration Statement on Form F-1 (Registration No. 333-88397), as filed with the Securities and Exchange Commission on October 4, 1999.

(6)	Submitted as an exhibit to our company’s Current Report on Form 6-K (File No. 000-27811), as submitted with the Securities and Exchange Commission on April 4, 2001, which exhibit is incorporated herein by reference.

(7)	Filed as an exhibit to our company’s Annual Report on Form 20-F (File No. 000-27811), as filed with the Securities and Exchange Commission on March 11, 2002, which exhibit is incorporated herein by reference.

(8)	Submitted as an exhibit to our company’s First Quarterly Report 2001 on Form 6-K (File No. 000-27811), as submitted with the Securities and Exchange Commission on May 15, 2001, which exhibit is incorporated herein by reference.

(9)	Submitted as an exhibit to our company’s First Quarterly Report 2002 on Form 6-K (File No. 000-27811), as submitted with the Securities and Exchange Commission on May 14, 2002, which exhibit is incorporated herein by reference.

(10)	Submitted as an exhibit to our company’s Third Quarterly Report 2002 on Form 6-K (File No. 000-27811), as submitted with the Securities and Exchange Commission on November 14, 2002, which exhibit is incorporated herein by reference.

(11)	Filed as an exhibit to our company’s Annual Report on Form 20-F (File No. 000-27811), as filed with the Securities and Exchange Commission on March 13, 2003, which exhibit is incorporated herein by reference.

(12)	Submitted as an exhibit to our company’s Second Quarterly Report 2003 on Form 6-K (File No. 000-27811), as submitted with the Securities and Exchange Commission on August 13, 2003, which exhibit is incorporated herein by reference.

(13)	Submitted as an exhibit to our company’s Third Quarterly Report 2001 on Form 6-K (File No. 000-27811), as submitted with the Securities and Exchange Commission on November 14, 2001, which exhibit is incorporated herein by reference.

(14)	Submitted as an exhibit to our company’s Current Report on Form 6-K (File No. 000-27811), as submitted with the Securities and Exchange Commission on November 14, 2000, which exhibit is incorporated herein by reference.

(15)	Filed as an exhibit to our company’s Annual Report on Form 20-F (File No. 000-27811), as filed with the Securities and Exchange Commission on March 3, 2004, which exhibit is incorporated herein by reference.

(16)	Submitted as an exhibit to our company’s First Quarterly Report 2004 on Form 6-K (File No. 000-27811), as submitted with the Securities and Exchange Commission on May 10, 2004, which exhibit is incorporated herein by reference.

(17)	Submitted as an exhibit to our company’s Third Quarterly Report 2004 on Form 6-K (File No. 000-27811), as submitted with the Securities and Exchange Commission on November 8, 2004, which exhibit is incorporated herein by reference.

(18)	Filed as an exhibit to our company’s Annual Report on Form 20-F (File No. 000-27811), as filed with the Securities and Exchange Commission on March 7, 2005, which exhibit is incorporated herein by reference.

(19)	Submitted as an exhibit to our company’s Current Report 2005 on Form 6-K (File No. 000-27811), as submitted with the Securities and Exchange Commission on August 17, 2005, which exhibit is incorporated herein by reference.

(20)	Submitted as an exhibit to our company’s Current Report on Form 6-K (File No. 000-27811), as submitted with the Securities and Exchange Commission on August 4, 2005, which exhibit is incorporated herein by reference.

(21)	Submitted as an exhibit to our company’s Current Report on Form 6-K (File No. 000-27811), as submitted with the Securities and Exchange Commission on August 18, 2005, which exhibit is incorporated herein by reference.

(22)	Submitted as an exhibit to our company’s First Quarterly Report on Form 6-K (File No. 000-27811), as submitted with the Securities and Exchange Commission on May 6, 2005, which exhibit is incorporated herein by reference.

(23)	Filed as an exhibit to our company’s Annual Report on Form 20-F (File No. 000-27811), as filed with the

Securities and Exchange Commission on March 1, 2006, which exhibit is incorporated herein by reference.

(24)	Submitted as an exhibit to our company’s Current Report on Form 6-K (File No. 000-27811), as submitted with the Securities and Exchange Commission on April 5, 2006, which exhibit is incorporated herein by reference.

(25)	Submitted as an exhibit to our company’s First Quarterly Report on Form 6-K (File No. 000-27811), as submitted with the Securities and Exchange Commission on May 10, 2006, which exhibit is incorporated herein by reference.

(26)	Submitted as an exhibit to our company’s Current Report on Form 6-K (File No. 000-27811), as submitted with the Securities and Exchange Commission on August 9, 2006, which exhibit is incorporated herein by reference.

(27)	Filed as an exhibit to our company’s Annual Report on Form 20-F (File No. 000-27811), as filed with the Securities and Exchange Commission on March 15, 2007, which exhibit is incorporated herein by reference.

(28)	Submitted as an exhibit to our company’s Second Quarterly Report on Form 6-K (File No. 000-27811), as submitted with the Securities and Exchange Commission on August 7, 2007, which exhibit is incorporated herein by reference.

(29)	Submitted as an exhibit to our company’s Third Quarterly Report 2007 on Form 6-K (File No. 000-27811), as submitted with the Securities and Exchange Commission on November 7, 2007, which exhibit is incorporated herein by reference.

(30)	Previously filed as an exhibit to our company’s Annual Report on Form 20-F for the year ended December 31, 2007 on March 10, 2008.

(31)	Filed herewith.

(+)	Certain portions of this exhibit have been omitted pursuant to a confidential treatment order of the Securities and Exchange Commission. The omitted portions have been separately filed with the Commission.

(++)	Certain portions of this exhibit have been omitted pursuant to a request for confidential treatment filed with the Securities and Exchange Commission. The omitted portions have been separately filed with the Commission.

SIGNATURES
     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the company certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Amendment No. 1 to its annual report to be signed on its behalf by the undersigned, thereunto duly authorized on this 8th day of April 2008.

CHARTERED SEMICONDUCTOR MANUFACTURING LTD
By:	/s/ George Thomas
Name:	George Thomas
Title:	Senior Vice President and Chief Financial Officer

This annual report has been signed by the following persons in the capacities indicated:

SIGNATURE	TITLE	DATE

/s/ James A. Norling James A. Norling	Chairman of the Board	April 8, 2008
/s/ Chia Song Hwee Chia Song Hwee	President and Chief Executive Officer (principal executive officer)	April 8, 2008
/s/ George Thomas George Thomas	Senior Vice President and Chief Financial Officer (principal financial and accounting officer)	April 8, 2008
/s/ Andre Borrel Andre Borrel	Director	April 8, 2008
/s/ Charles E. Thompson Charles E. Thompson	Director	April 8, 2008
/s/ Tsugio Makimoto Tsugio Makimoto	Director	April 8, 2008
/s/ Tay Siew Choon Tay Siew Choon	Director	April 8, 2008

SIGNATURE	TITLE	DATE
/s/ Peter Seah Lim Huat Peter Seah Lim Huat	Director	April 8, 2008
/s/ Philip Tan Yuen Fah Philip tan yuen fah	Director	April 8, 2008
/s/ Pasquale Pistorio Pasquale Pistorio	Director	April 8, 2008
/s/ Steven H. Hamblin Steven H. Hamblin	Director	April 8, 2008
/s/ Maurizio Ghirga Maurizio Ghirga	Director	April 8, 2008

SILICON MANUFACTURING PARTNERS PTE LTD
FINANCIAL STATEMENTS INDEX

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
The Shareholders of
Silicon Manufacturing Partners Pte Ltd:
We have audited the accompanying balance sheets of Silicon Manufacturing Partners Pte Ltd as of December 31, 2006 and 2007, and the related statements of operations, comprehensive income, shareholders’ equity, and cash flows for each of the twelve-month periods then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Silicon Manufacturing Partners Pte Ltd as of December 31, 2006 and 2007, and the results of its operations and its cash flows for each of the twelve-month periods then ended, in conformity with U.S. generally accepted accounting principles.
/s/KPMG
Singapore
April 3, 2008

FS1

SILICON MANUFACTURING PARTNERS PTE LTD
BALANCE SHEETS — in US Dollars
As of December 31
In thousands

	2006	2007

ASSETS
Cash and cash equivalents	$26,726	$24,697
Receivables, net	6,268	11,238
Receivables from related parties	19,598	11,218
Inventories	17,346	16,041
Prepaid expenses	2,125	1,900
Other current assets	—	249

Total current assets	72,063	65,343

Property, plant and equipment, net	21,972	18,436
Other non-current assets	55	669

Total assets	$94,090	$84,448

LIABILITIES AND SHAREHOLDERS’ EQUITY
Trade payables and accrued purchases	$11,066	$11,914
Payables to related parties	24,236	13,432
Other current liabilities	5,314	5,044

Total current liabilities	40,616	30,390

Other non-current liabilities	19	6

Total liabilities	40,635	30,396

Ordinary share capital
Issued and outstanding: 323,965 shares in 2006 and 2007	152,389	152,389
Accumulated deficit	(98,933)	(98,337)
Accumulated other comprehensive loss	(1)	—

Total shareholders’ equity	$53,455	$54,052

Commitments and contingencies

Total liabilities and shareholders’ equity	$94,090	$84,448

See accompanying notes to financial statements

FS2

SILICON MANUFACTURING PARTNERS PTE LTD
STATEMENTS OF OPERATIONS — in US Dollars
For the Twelve-Month Periods Ended December 31
In thousands

	2005	2006	2007
	(Unaudited)

Net revenue	$201,345	$197,932	$175,174
Cost of revenue	(196,470)	(159,922)	(140,667)

Gross profit	4,875	38,010	34,507

OPERATING EXPENSES
General and administrative	4,426	3,175	3,089
Other operating expenses, net	5	126	112

Total operating expenses, net	4,431	3,301	3,201

Other income, net	8	13	13
Interest income	1,386	1,535	1,247

Income before income tax	1,838	36,257	32,566
Income tax expense (benefit)	352	216	(1,632)

Net income	$1,486	$36,041	$34,198

See accompanying notes to financial statements

FS3

SILICON MANUFACTURING PARTNERS PTE LTD
STATEMENTS OF COMPREHENSIVE INCOME — in US Dollars
For the Twelve-Month Periods Ended December 31
In thousands

	2005	2006	2007
	(Unaudited)

Net income	$1,486	$36,041	$34,198

Reclassification of cash flow hedging losses into earnings	37	17	1

Other comprehensive income	37	17	1

Comprehensive income	$1,523	$36,058	$34,199

See accompanying notes to financial statements

FS4

SILICON MANUFACTURING PARTNERS PTE LTD
STATEMENTS OF SHAREHOLDER’S EQUITY — in US Dollars
In thousands

				Accumulated
				Other
				Compre-	Total Share-
	Ordinary Share		Accumulated	hensive	holders'
	Capital		Deficit	Income (Loss)	Equity
	No.	$	$	$	$

Balance at December 31, 2004	425,000	252,389	(57,475)	(55)	194,859

Net income (unaudited)	—	—	1,486	—	1,486
Other comprehensive income (unaudited)	—	—	—	37	37
Return of capital (unaudited)	(101,035)	(60,000)	—	—	(60,000)
Dividend paid (unaudited)	—	—	(40,808)	—	(40,808)

Balance at December 31, 2005 (unaudited)	323,965	192,389	(96,797)	(18)	95,574

Net income	—	—	36,041	—	36,041
Other comprehensive income	—	—	—	17	17
Return of capital	—	(40,000)	—	—	(40,000)
Dividend paid	—	—	(38,177)	—	(38,177)

Balance at December 31, 2006	323,965	152,389	(98,933)	(1)	53,455

Net income	—	—	34,198	—	34,198
Other comprehensive income	—	—	—	1	1
Dividend paid	—	—	(33,602)	—	(33,602)

Balance at December 31, 2007	323,965	152,389	(98,337)	—	54,052

See accompanying notes to financial statements

FS5

SILICON MANUFACTURING PARTNERS PTE LTD
STATEMENTS OF CASH FLOWS — in US Dollars
For the Twelve-Month Periods Ended December 31
In thousands

	2005	2006	2007
	(Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$1,486	$36,041	$34,198
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	84,105	36,702	13,961
Gain on disposal of property, plant and equipment	—	(50)	—
Others, net	183	(4)	(851)
Change in assets and liabilities:
Receivables	(1,843)	190	(4,981)
Receivables with related parties	(2,305)	3,035	8,380
Inventories	1,910	1,657	1,305
Prepaid expenses and other current assets	85	105	225
Payables and other current liabilities	1,380	2,542	(1,338)
Payables with related parties	(1,165)	1,045	4,196
Income tax payable	(1,276)	(162)	208

Net cash provided by operating activities	82,560	81,101	55,303

CASH FLOWS FROM INVESTING ACTIVITIES
Payments for property, plant and equipment	(6,902)	(3,536)	(8,730)
Proceeds from sale of property, plant and equipment	11	50	—

Net cash used in investing activities	(6,891)	(3,486)	(8,730)

CASH FLOWS FROM FINANCING ACTIVITIES
Dividends paid	(40,808)	(38,177)	(33,602)
Return of capital	(51,500)	(33,500)	(15,000)

Net cash used in financing activities	(92,308)	(71,677)	(48,602)

Net increase (decrease) in cash and cash equivalents	(16,639)	5,938	(2,029)
Cash and cash equivalents at the beginning of the period	37,427	20,788	26,726

Cash and cash equivalents at the end of the period	$20,788	$26,726	$24,697

Supplemental Cash Flow Information
Income tax paid (refunded)	1,579	183	(1,389)

Non-cash investing and financing activities
Property, plant and equipment acquired on credit	967	347	2,042
See accompanying notes to financial statements

FS6

SILICON MANUFACTURING PARTNERS PTE LTD
NOTES TO THE FINANCIAL STATEMENTS — in US Dollars
In thousands
1	Background and Summary of Significant Accounting Policies

(a) Business and Organization

Silicon Manufacturing Partners Pte Ltd (the “Company”) was incorporated in Singapore in 1998. The immediate holding company is LSI Technology (Singapore) Pte Ltd (“LSI”), previously known as Agere Systems Singapore Pte Ltd. The ultimate holding company is LSI Corporation. LSI Corporation was formed in April 2007 upon the completion of the merger between Agere Systems Inc. and LSI Logic Corporation. LSI and Chartered Semiconductor Manufacturing Ltd (“Chartered”), incorporated in Singapore, own a 51% and 49% equity interest in the Company, respectively.

The principal activities of the Company are those of an independent foundry that fabricates semiconductor integrated circuits on silicon wafers using its production facilities and the proprietary integrated circuit designs of its customers in the semiconductor industry. The Company operates in Singapore and its principal markets are the United States of America, Taiwan and Europe.

In August 2005, the Company’s board of directors approved a change to the Company’s fiscal year end from December 31 to September 30 so as to coincide with the fiscal year end of Agere Systems Singapore Pte Ltd as required by Singapore law. In 2007, due to the merger between Agere Systems Inc. and LSI Logic Corporation, LSI changed its fiscal year end to December 31 to coincide with the fiscal year end of the newly merged ultimate holding company, LSI Corporation. In August 2007, the Company’s board of directors approved a change to the Company’s fiscal year end from September 30 to December 31 so as to coincide with the fiscal year end of LSI as required by Singapore law.

(b) Basis of Presentation

The financial statements have been prepared in accordance with United States of America (“US”) generally accepted accounting principles (“US GAAP”).

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

(c) Recent Accounting Pronouncement Not Yet Adopted

In July 2006, the Financial Accounting Standards Board (“FASB”) issued FASB Interpretation No. 48, or FIN 48, “Accounting for Uncertainty in Income Taxes.” This Interpretation clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 109, “Accounting for Income Taxes.” This Interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This Interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. FIN 48 is effective for the Company on January 1, 2008. The adoption of FIN 48 is not expected to have a material impact on the Company’s financial position or statements of operations.

FS7

SILICON MANUFACTURING PARTNERS PTE LTD
NOTES TO THE FINANCIAL STATEMENTS — in US Dollars
In thousands
(d) Use of Estimates

The preparation of the financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported revenues and expenses during the reporting period. Estimates are based on historical experience, current conditions and on various other assumptions that are believed to be reasonable under the circumstances. Significant items subject to judgment and estimates include the amount of income tax expense, the estimated useful lives and salvage values of long-lived assets, the recoverability of the carrying value of long-lived assets, the realization of deferred income tax assets, the valuation of accounts receivable and inventories, the determination of normal capacity of the Company’s production facilities, the recognition and measurement of revenue and sales credits and returns allowance, and the fair value of share-based employee compensation awards and financial instruments. Actual results could differ from these estimates.

(e) Foreign Currency

The functional currency of the Company is the US dollar. Assets and liabilities which are denominated in foreign currencies are translated into the functional currency at the rates of exchange prevailing at the balance sheet date. Foreign currency transactions are translated using the exchange rates prevailing at the date of transactions. Foreign exchange gains or losses, resulting from the settlement of foreign currency transactions and from the translation of assets and liabilities denominated in foreign currencies at financial period-end exchange rates, are included in the line item “Other operating expenses, net” in the statements of operations.

(f) Business and Credit Concentrations

The semiconductor industry has historically been highly cyclical and, at various times, has experienced significant economic downturns characterized by production overcapacity, reduced product demand and rapid erosion of selling prices. The market for semiconductors is characterized by rapid technological change, intense competition and fluctuations in end-user demand. The Company depends, and will continue to depend, for a significant portion of its revenue on a relatively limited number of customers who from time to time may be concentrated in particular end markets. The three largest customers of the Company, other than related parties, accounted for 77% (unaudited), 60% and 73% of the Company’s net revenue in the twelve-month periods ended December 31, 2005, 2006 and 2007, respectively. Total accounts receivable from these customers was $4,543 and $5,196 at December 31, 2006 and 2007, respectively. The Company’s top customer profile may change from period to period depending on the strength of various market sectors.

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents, derivative financial instruments and receivables. The Company mitigates the concentration of its credit risk in trade receivables through its credit evaluation process, credit policies and credit control and collection procedures.

The Company mitigates the concentration of credit risk regarding cash and cash equivalents by placing these amounts with major international banks and financial institutions. Cash and cash equivalents are generally available upon demand. Cash and cash equivalents deposited with a single counterparty bank accounted for 52% and 59% of total balances at December 31, 2006 and 2007, respectively.

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

(g) Cash Equivalents

Cash equivalents consist of short-term deposits with banks that are readily convertible into cash and have original maturities of three months or less.

(h) Trade Receivables

The Company reviews its trade receivables on a periodic basis and makes specific allowances when there is doubt as to the collectibility of individual receivable balances. In evaluating the collectibility of individual receivable balances, the Company considers the age of the balance, the customers’ payment history, their current credit-worthiness and current economic trends.

(i) Inventories

Inventories consist of work-in-progress, raw materials and consumable supplies and spares and are stated at the lower of cost or market. Cost is determined using standard cost and an allocation of the cost variances arising in the period of production, which approximates actual costs determined on the weighted average basis. Standard cost is based on estimates of materials, labor and other costs incurred in each process step associated with the manufacture of the Company’s products. Labor and overhead costs are allocated to each step in the wafer production process based on normal fab capacity utilization, with costs arising from abnormal under-utilization of capacity expensed when incurred. The Company routinely reviews its inventories for their saleability and for indications of obsolescence to determine if inventory carrying values are higher than market value. Some of the significant factors the Company considers in estimating the market value of its inventories include the likelihood of changes in market and customer demand and expected changes in market prices for its inventories.

(j) Derivative Instruments and Hedging Activities

In accordance with SFAS No. 133, “Accounting for Derivative Instruments and Certain Hedging Activities”, and related amendments and interpretations, the Company records derivatives on the balance sheet as assets or liabilities measured at fair value.

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
The Company capitalizes interest with respect to major assets under installation and construction until such assets are ready for use. Interest capitalized is based on the average cost of the Company’s pooled borrowings related to purchases of property, plant and equipment. Repairs and replacements of a routine nature are expensed, while those that extend the life of an asset are capitalized. Upon retirement or disposal of assets, the cost and related accumulated depreciation are removed from the balance sheets and any gain or loss is included in the statements of operations.

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

Goods and services taxes collected from customers and remitted to Governmental authorities are accounted for on a net basis and therefore excluded from revenues in the statements of operations.

(n) Share-Based Compensation

The minority shareholder of the Company extends its share-based incentive plans to the employees of the Company and recharges the share-based compensation cost related to these awards to the Company. The Company accounts for the awards in accordance with EITF Issue 00-12, “Accounting by an Investor for Stock-Based Compensation Granted to Employees of an Equity Method Investee”, unless the share-based compensation cost is reimbursed. Share-based compensation cost related to these awards, is determined utilizing the measurement guidance of EITF 96-18 “Accounting for Equity Instruments that are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services”.

(o) Product Warranties

The Company guarantees that products will meet the stated functionality as agreed to in each sales arrangement. The Company provides for the estimated warranty costs under these guarantees based upon historical experience and management’s estimate of the level of future claims, and accrues for specific items at the time their existence is known and the amounts are estimable. Expenses for warranty costs were not significant in any of the twelve-month periods presented.

(p) Operating Leases

The Company leases its fab from its minority shareholder under a non-cancellable operating lease, with an option to renew upon expiry of the lease term (the ‘Operating Lease’). Rentals under the Operating Lease and other operating leases, including the effects of scheduled rent increases, lease incentives and rent holidays, are charged to expense on a straight-line basis over the term of the leases. Contingent rentals are charged to expense when they are incurred.

FS11

SILICON MANUFACTURING PARTNERS PTE LTD
NOTES TO THE FINANCIAL STATEMENTS — in US Dollars
In thousands
(q) Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the carrying amounts of existing assets and liabilities in the financial statements and their respective tax bases, and operating loss and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is recorded for deferred tax assets when it is more likely than not that they will not be realized.

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

2	Related Parties

Under the strategic alliance agreement of the Company with its two shareholders, the shareholders do not share the Company’s net results in the same ratio as their equity holdings. Instead, each shareholder is entitled to the gross profits from sales to the customers that it directs to the Company after deducting its share of the overhead costs of the Company.

Under the assured supply and demand agreement that both shareholders signed with the Company, with effect from January 1, 2001, each shareholder is billed for unutilized allocated wafer capacity if the quantity of wafers started for production (“wafer starts”) based on their respective orders is less than its allocated capacity. Such billed amounts represent the Company’s unrecovered overhead costs as a result of the allocated capacity not being taken up by one, or both, of the shareholders and are determined on a quarterly basis. During the twelve-month periods ended December 31, 2005, 2006 and 2007, the shareholders jointly agreed with the Company to waive the requirement for such billings even though their wafer starts fell below their allocated capacities.

In 2004, the two shareholders entered into an agreement pursuant to which the shareholders agreed to annually reimburse any losses suffered by the Company that are attributable to the respective parties. The Company did not suffer any loss that was attributable to the respective shareholders in the twelve-month periods ended December 31, 2005, 2006 and 2007 and accordingly no reimbursements were payable by the shareholders under this agreement for these periods.

In September 2004, the two shareholders of the Company entered into a supplementary agreement to the strategic alliance agreement. Among other things, the supplementary agreement provides that the Company will pay dividends out of the profits determined on a year-to-year basis rather than on a cumulative basis, as previously was the case.

Significant related party transactions

For purposes of these financial statements, parties are considered to be related to the Company if the Company has the ability, directly or indirectly, to control the party or exercise significant influence over the party in making financial and operating decisions, or vice versa, or where the Company and the party are subject to common control or common significant influence. Related parties may be individuals or other entities.

An affiliated company is defined as one that, directly or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with the Company.

FS12

SILICON MANUFACTURING PARTNERS PTE LTD
NOTES TO THE FINANCIAL STATEMENTS — in US Dollars
In thousands
Other than those disclosed elsewhere in these financial statements, the following were significant transactions with related parties and affiliated companies on terms agreed between the parties:

	2005	2006	2007
	(Unaudited)

Immediate Holding Company
Recharge of employee-related and other expenses to the Company	$640	$1,065	$980
Sale of processed wafers	96,800	64,477	32,225

Affiliates of Immediate Holding Company
Recharge of employee-related and other expenses to the Company	3,083	2,190	466
Sale of processed wafers	31,561	51,025	59,012
Purchase of processed wafers	856	—	—
Purchase of property, plant and equipment	976	—	—

Minority Shareholder
Rental expense	15,662	15,958	16,810
Recharge of employee-related and other expenses to the Company	36,435	36,490	36,432
Sale of processed wafers	149	52	47
Sale of property, plant and equipment	11	—	—
Recharge of other expenses from the Company	302	1,071	2,735

Affiliates of Minority Shareholder
Purchase of property, plant and equipment	53	—	—
Purchase of processed wafers	155	151	59
Recharge of other expenses to the Company	161	190	327
Sale of processed wafers	69	23	—
Recharge of other expenses from the Company	24	58	28

Share-based compensation cost recharged by the minority shareholder to the Company was $220 (unaudited), $117 and $25 for the twelve-month periods ended December 31, 2005, 2006 and 2007, respectively.

The amounts due from related parties are:

	December 31
	2006	2007

Amount due from immediate holding company	$5,270	$—
Amount due from affiliates of immediate holding company	13,509	9,877
Amount due from minority shareholder	815	1,289
Amount due from affiliates of minority shareholder	4	52

	$19,598	$11,218

FS13

SILICON MANUFACTURING PARTNERS PTE LTD
NOTES TO THE FINANCIAL STATEMENTS — in US Dollars
In thousands
The amounts due to related parties are:

	December 31
	2006	2007

Amount due to immediate holding company	$7,892	$2,989
Amount due to affiliates of immediate holding company	270	250
Amount due to minority shareholder	16,009	9,987
Amount due to affiliates of minority shareholder	65	206

	$24,236	$13,432

The amounts due to related parties above include an unpaid obligation relating to the return of capital that is further described in Note 9.

The balances with related parties are unsecured, interest free and repayable within 12 months.
3	Cash and Cash Equivalents

	December 31
	2006	2007

Cash at banks and cash on hand	$18,572	$12,259
Short-term deposits with banks	8,154	12,438

	$26,726	$24,697

4	Receivables, net

	December 31
	2006	2007

Trade receivables	$6,781	$11,529
Allowance for sales credits and returns	(568)	(323)

Trade receivables, net of allowances	6,213	11,206
Other receivables	55	32

	$6,268	$11,238

Movement in the allowance for sales credits and returns is as follows:

	December 31
	2006	2007

Beginning	$1,537	$568
Charge for the period	783	421
Utilized during the period	(1,752)	(666)

Ending	$568	$323

FS14

SILICON MANUFACTURING PARTNERS PTE LTD
NOTES TO THE FINANCIAL STATEMENTS — in US Dollars
In thousands
5	Inventories

	December 31
	2006	2007

Raw materials	$2,706	$3,128
Work-in-progress	14,609	12,871
Consumable supplies and spares	31	42

	$17,346	$16,041

6	Property, Plant and Equipment, net

	December 31
	2006	2007

Cost
Mechanical and electrical installations	$4,846	$5,062
Equipment and machinery	805,043	810,411
Office and computer equipment	10,125	9,830
Assets under installation and construction	621	5,462

Total cost	$820,635	$830,765

Accumulated depreciation	$798,663	$812,329

Property, plant and equipment, net	$21,972	$18,436

Depreciation amounted to $84,105 (unaudited), $36,702 and $13,961 for the twelve-month periods ended December 31, 2005, 2006 and 2007, respectively.
7	Other Current Liabilities

	December 31
	2006	2007

Accrued employee related expenses and bonuses	$3,927	$3,203
Other accrued expenses	1,051	1,169
Other current liabilities	226	354
Income tax payable	110	318

	$5,314	5,044

FS15

SILICON MANUFACTURING PARTNERS PTE LTD
NOTES TO THE FINANCIAL STATEMENTS — in US Dollars
In thousands
8	Income Taxes
Substantially all of the Company’s pre-tax income and income tax expense are derived from Singapore. The Company has been granted pioneer status under the Economic Expansion Incentives (Relief from Income Tax) Act (Chapter 86) of Singapore for the wafer fabrication of integrated circuits for a ten-year period beginning May 1, 2000. During the period in which pioneer status is effective, subject to compliance with certain conditions, income arising from the pioneer trade is exempt from Singapore income tax. Income arising from activities not covered under the pioneer incentive (hereinafter referred to as non-qualifying income) is taxed at the prevailing Singapore corporate tax rate, which was 20% for the years of assessment 2006 and 2007 and 18% for the year of assessment 2008. The reduction in corporate tax rate from 20% to 18% for the year of assessment 2008 and onwards was announced by the Singapore Second Minister for Finance on February 15, 2007 and was enacted by the Government of Singapore on December 7, 2007. The effects of the change in corporate tax rate have been recognized in the Company’s statement of operations for the twelve-month period ended December 31, 2007.

The income tax expense for the twelve-month periods ended December 31, 2005, 2006 and 2007 is primarily related to non-qualifying income, such as interest income.

Under Singapore tax law, loss carry forwards and wear and tear allowances are deductible to the extent of income before loss carry forwards and wear and tear allowances. Unabsorbed tax losses and wear and tear allowances can be carried forward indefinitely to set off against income in future tax years, subject to compliance with certain conditions. The Company estimates that it does not have any wear and tear allowance carry forwards and tax loss carry forwards as of December 31, 2006 and 2007.

Income tax expense (benefit) consists of the following:

	2005	2006	2007
	(Unaudited)

Current tax expense (benefit)	$304	$237	$(1,411)
Deferred tax expense (benefit)	48	(21)	(221)

	$352	$216	$(1,632)

A reconciliation of the expected tax expense (benefit) computed by applying the Singapore statutory tax rate of 20% for 2005 and 2006 and 18% for 2007 to income before income tax to income tax expense (benefit) is as follows:

	2005	2006	2007
	(Unaudited)
Income tax expense computed at the Singapore statutory tax rate	$367	$7,251	$5,862
Non-deductible expenses	53	25	19
Effect of pioneer status, including wear and tear allowances not recognized as deferred tax benefit	(118)	(7,054)	(5,831)
Impact of change in enacted tax rates	—	—	31
Tax refunds	—	—	(1,660)
Other, net	50	(6)	(53)

Income tax expense (benefit)	$352	$216	$(1,632)

In March and May 2007, the Singapore tax authorities completed the examination of the Company’s prior years’ income tax returns and allowed certain deduction claims. As a result, the Company received total tax refunds of $1,660 pertaining to tax contingencies which had already been paid to the tax authorities prior to December 31, 2006. The Company has not recorded any income tax contingencies as of December 31, 2007.

FS16

SILICON MANUFACTURING PARTNERS PTE LTD
NOTES TO THE FINANCIAL STATEMENTS — in US Dollars
In thousands
Deferred tax assets are non-current and relate to Singapore. Deferred tax assets are classified as “Other non-current assets” and related to the following:

	December 31
	2006	2007

Property, plant and equipment	$55	$176
Other accrued expenses	—	100

	$55	$276

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

Based on the historical level of taxable income, management believes that it is more likely than not that the Company will generate sufficient future taxable income from the wafer fabrication activities subsequent to the pioneer status period to realize the benefits of these deductible differences.
9	Ordinary Share Capital

	December 31
	2006		2007
	No of shares	$	No of shares	$

Issued and fully-paid:
“A” ordinary shares	172,158	82,637	172,158	82,637
“B” ordinary shares	151,807	69,752	151,807	69,752

	323,965	152,389	323,965	152,389

Issued and fully-paid:
Balance at January 1	323,965	192,389	323,965	152,389
Capital reduction	—	(40,000)	—	—

Balance at December 31	323,965	152,389	323,965	152,389

The “A” and “B” ordinary shares rank pari passu in all respects, except that the rates of dividend may differ.

In October 2005, the Company reorganized its paid-up share capital by the extinguishment of accumulated losses of $108,349 against paid-up share capital and the return of a portion to its shareholders in the form of cash amounting to $60,000 in a return of capital sanctioned by the High Court of Singapore (unaudited). During the twelve-month period ended December 31, 2005, the Company paid cash of $51,500 (unaudited) to its shareholders and the balance of $8,500 was paid in January 2006. The return of capital through the extinguishment of accumulated losses does not qualify as a quasi-reorganization under US GAAP and accordingly no adjustments for this reorganization to the carrying values of the assets and liabilities of the Company and its accumulated losses have been reflected in these financial statements.

Until January 30, 2006, ordinary shares of the Company had a par value of S$1.00. The Singapore Companies (Amendment) Act 2005, which came into effect on January 30, 2006, abolished the concept of “par value” and “authorized capital”.

FS17

SILICON MANUFACTURING PARTNERS PTE LTD
NOTES TO THE FINANCIAL STATEMENTS — in US Dollars
In thousands
In October 2006, the board of directors of the Company approved a second return of capital which was subsequently approved by the High Court of Singapore and filed with the Accounting and Corporate Regulatory Authority of Singapore in November 2006. Upon approval of the return of capital by the board of directors of the Company, the equity has been reduced and an accrual was made for $40,000. The Company subsequently paid cash of $25,000 in 2006 and the remaining $15,000 was paid in cash in 2007.
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
11	Accumulated Other Comprehensive Income (Loss)
Accumulated other comprehensive income (loss) consists of the following:

	December 31
	2006	2007

Net unrealized cash flow hedging gain (losses)	$(1)	$—

The net unrealized cash flow hedging losses are not adjusted for income taxes because such losses are generally not tax deductible.
12	Commitments and Contingencies
The Company has the following commitments:

	December 31
	2006	2007

Contracts for capital expenditures	$157	$1,139

Operating lease commitments
The Company leases its fab from its minority shareholder under a lease agreement, which expires in 2008. In September 2007, the Company exercised the renewal option under the agreement for another ten years until 2018. Minimum future rental payments on non-cancellable operating leases from the minority shareholder and lessors as of December 31, 2007 are as follows:

Payable in the year ending December 31,
2008	$7,748
2009	4,840
2010	4,858
2011	4,890
2012	4,933
Thereafter	26,644

$53,913

FS18

SILICON MANUFACTURING PARTNERS PTE LTD
NOTES TO THE FINANCIAL STATEMENTS — in US Dollars
In thousands
Rental expense on operating leases, excluding amounts payable to related parties disclosed in Note 2, for the twelve-month periods ended December 31, 2005, 2006 and 2007 was $115 (unaudited), $97 and $109 respectively. There was no contingent rental included in the above rental expense for any of the periods presented.
Contingencies

The Company may from time to time be a party to claims that arise in the normal course of business. These claims include allegations of infringement of intellectual property rights of others as well as other claims of liability. The Company accrues costs associated with these matters when they become probable and reasonably estimable. The Company does not have any outstanding litigation or claims as at December 31, 2007.
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

The Company uses derivative instruments to manage identified foreign currency risks resulting from its foreign currency denominated purchase commitments which are denominated principally in Japanese yen and Euro. The maximum tenure for these transactions is 18 months. The Company uses foreign currency forward contracts to manage these risks and designates them as foreign currency cash-flow hedges. The Company uses foreign currency forward contracts, which match the terms of the individual foreign currency exposures, and as a result, any ineffectiveness of the Company’s hedges is negligible. For the twelve-month period ended December 31, 2007, no ineffective amount was reclassified from other comprehensive income into earnings. Amounts included in other comprehensive income (loss) related to hedges of foreign currency purchase commitments are reclassified into earnings (“Other operating expenses, net”) upon the commencement of depreciation of the asset related to the purchase commitment over the remaining useful life of the asset.

The estimated net amount of existing losses from cash flow hedges expected to be reclassified into earnings within the next 12 months is $nil. Net realized losses recognized from cash flow hedges were $17 and $1 for the twelve-month periods ended December 31, 2006 and 2007, respectively.

FS19

SILICON MANUFACTURING PARTNERS PTE LTD
NOTES TO THE FINANCIAL STATEMENTS — in US Dollars
In thousands
The components of other comprehensive loss related to derivative and hedging activities consist of the following:

	December 31,
	2006	2007

Beginning	$(18)	$(1)
Reclassification of cash flow hedging losses into earnings	17	1

Ending	$(1)	$—

The Company is exposed to credit risk and market risk by using derivative instruments to hedge exposures of changes in foreign currency rates and interest rates. Credit risk is the failure of the counterparty to perform under the terms of the derivative contract. When the fair value of a derivative contract is positive, the counterparty owes the Company, which creates credit risk for the Company. When the fair value of a derivative contract is negative, the Company owes the counterparty and, therefore, it is not exposed to credit risk. The Company anticipates, however, that counterparties will be able to fully satisfy their obligations under the contracts. The Company does not obtain collateral or other security to support financial instruments subject to credit risk but monitors the credit standing of counterparties.

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
14	Fair Values of Financial Instruments

	December 31,
	2006		2007
	Carrying	Estimated	Carrying	Estimated
	amount	fair value	amount	fair value

Embedded foreign currency derivatives in purchase contracts	$11	$11	$—	$—
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
15	Defined Contribution Plan
Under Singapore law, the Company makes monthly contributions based on the statutory funding requirement into a Central Provident Fund (“CPF”) for substantially all of our Singapore employees who are Singapore citizens and Singapore permanent residents. The aggregate expenses under this plan were $1,135 (unaudited), $1,328 and $1,506 for 2005, 2006 and 2007, respectively.

FS20