Form 20-F
period 2008-12-31
CHARTERED SEMICONDUCTOR MANUFACTURING LTD
filed 2009-02-27
CIK 1095270

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 20-F
(Mark One)

☐	Registration statement pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934.
OR

☑	Annual Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
For the fiscal year ended December 31, 2008.
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
Looi Lee Hwa
General Counsel & Company Secretary
60 Woodlands Industrial Park D
Street 2, Singapore 738406
+65-6360 4970
looilh@charteredsemi.com
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)
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
Not Applicable
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report. 2,543,199,909 Ordinary Shares and 28,350 Convertible Redeemable Preference Shares as of December 31, 2008.
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
     Yes ☐           No ☑
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
     Yes ☑           No ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Securities Exchange Act of 1934. (Check one):

Large accelerated filer ☑	Accelerated filer ☐	Non-accelerated filer ☐
Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☑	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐
Indicate by check mark which financial statement item the registrant has elected to follow.
     Item 17 ☐           Item 18 ☑
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Securities Exchange Act of 1934).
     Yes ☐           No ☑

Index to Financial Statements
EX-4.4.1 Amendment dated as of March 27, 2007 (effective March 9, 2007) to the Letter of Confirmation from Goldman Sachs International to the company dated March 29, 2006
EX-4.14 Lease Agreement dated June 25, 2008 by and between Jurong Town Corporation and Chartered Semiconductor Manufacturing (Tampines) Pte. Ltd. relating to Lot No. MK29-2300W.
EX-8 List of the company's subsidiaries.
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
EX-15.1 Consent of KPMG relating to the incorporation of audit report relating to Chartered Semiconductor Manufacturing Ltd.
EX-15.2 Consent of KPMG relating to the incorporation of audit report relating to Silicon Manufacturing Partners Pte Ltd.

i

Certain Definitions and Conventions
     In this document, unless otherwise indicated, all references to “Chartered,” “our company,” “we,” “our” and “us” refer to Chartered Semiconductor Manufacturing Ltd., a limited liability company formed in the Republic of Singapore, and its subsidiaries. When we refer to “Singapore dollars” and “S$” in this document, we are referring to Singapore dollars, the legal currency of Singapore. When we refer to “U.S. dollars,” “dollars,” “$” and “US$” in this document, we are referring to United States dollars, the legal currency of the United States. When we refer to “Euros” in this document, we are referring to Euros, the legal currency of certain member states of the European Union, and when we refer to “Yen” in this document, we are referring to Japanese Yen, the legal currency of Japan.
     When we refer to the “noon buying rate,” we are referring to the noon buying rate in New York for cable transfers in Singapore dollars per U.S. dollar as certified for customs purposes by the Federal Reserve Bank of New York. The noon buying rate on January 30, 2009 was S$1.5106 = $1.00.
Presentation of Certain Financial Information
     Our financial statements are reported in U.S. dollars and presented in accordance with U.S. generally accepted accounting principles, or U.S. GAAP. Our 49%-owned joint venture company, Silicon Manufacturing Partners Pte Ltd, or SMP, a corporation incorporated under the laws of the Republic of Singapore, is not consolidated under U.S. GAAP. For each fiscal year, we account for our 49% investment in SMP using the equity method for the twelve month period from January to December. This document includes the separate financial statements of SMP as SMP meets certain “significance” tests pursuant to Rule 3-09 of Regulation S-X. The financial statements of SMP are reported in U.S. dollars and presented in accordance with U.S. GAAP. In 2005, SMP changed its fiscal year end from December 31 to September 30 and in 2007, SMP changed its fiscal year end back to December 31. Therefore, SMP’s fiscal year 2007 is from October 1, 2006 to December 31, 2007. The financial statements of SMP included in this annual report consist of its audited financial statements for the twelve months ended December 31, 2006 (which period includes the last nine months of SMP’s fiscal year 2006 and the first three months of SMP’s fiscal year 2007), its audited financial statements as of and for the twelve months ended December 31, 2007 (which period includes the last twelve months of SMP’s fiscal year 2007) and its audited financial statements as of and for the fiscal year ended December 31, 2008.
     The share price information contained in this document was derived from Bloomberg L.P.
PART I
ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS
Not applicable.
ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE
Not applicable.
ITEM 3. KEY INFORMATION
A. SELECTED FINANCIAL DATA
     You should read the following selected financial data in conjunction with our consolidated financial statements and related notes and “Item 5. Operating and Financial Review and Prospects” included in this document. The selected consolidated balance sheet data as of December 31, 2004, 2005 and 2006 and the selected consolidated statements of operations data for the years ended December 31, 2004 and 2005 are derived from our audited consolidated financial statements. However, we have not included our audited consolidated financial statements for those periods in this document. The selected consolidated balance sheet data as of December 31, 2007 and 2008 and the selected consolidated statements of operations data for each of the years in the three year period ended December 31, 2008 are derived from our audited consolidated financial statements included elsewhere in this document which have been audited by KPMG LLP, or KPMG, an independent registered public accounting firm. Our consolidated financial statements are prepared in accordance with U.S. GAAP.

	Year Ended December 31,
	2004(6)	2005(6)	2006(6)	2007(6)	2008(6)
	(in thousands, except per share data and ratios)
Consolidated Statement of Operations Data(1):
Net revenue	$932,131	$1,032,734	$1,414,525	$1,355,486	$1,661,120
Operating income (loss)	(12,867)	(103,362)	100,956	12,131	(73,348)
Net income (loss)(2)	7,775	(157,945)	67,024	101,688	(92,579)
Less: Accretion to redemption value of convertible redeemable preference shares	—	3,196	9,476	9,663	10,042

Net income (loss) available to ordinary shareholders	$7,775	$(161,141)	$57,548	$92,025	$(102,621)
Basic and diluted net earnings (loss) per ordinary share	$0.00	$(0.06)	$0.02	$0.04	$(0.04)
Number of shares used in computing net earnings (loss) per ordinary share:
Basic	2,508,376	2,511,428	2,528,056	2,538,357	2,541,435
Diluted	2,516,942	2,511,428	2,534,065	2,868,617	2,541,435
Basic net earnings (loss) per ADS	$0.03	$(0.64)	$0.23	$0.36	$(0.40)
Diluted net earnings (loss) per ADS	$0.03	$(0.64)	$0.23	$0.35	$(0.40)
Number of ADSs used in computing net earnings (loss) per ADS:
Basic	250,838	251,143	252,806	253,836	254,144
Diluted	251,694	251,143	253,407	286,862	254,144
Other Data(3):
Ratio of earnings to combined fixed charges and preferred dividends	—	—	1.77X	—	—
Deficiency of earnings available to cover combined fixed charges and preferred dividends	$18,064	$131,026	—	$17,149	$106,029
Consolidated Balance Sheet Data:
Cash and cash equivalents(4)	$539,399	$819,856	$718,982	$743,173	$524,501
Working capital(5)	167,387	551,177	570,661	677,822	466,897
Net assets	1,507,960	1,601,019	1,679,283	1,796,986	1,709,293
Total assets	3,091,616	3,520,665	3,621,936	4,025,561	4,025,173
Long-term obligations	960,660	1,187,004	1,329,908	1,552,664	1,734,366
Convertible redeemable preference shares	—	250,663	246,174	255,837	265,879
Long-term obligations and convertible redeemable preference shares	960,660	1,437,667	1,576,082	1,808,501	2,000,245
Ordinary share capital	2,682,638	2,682,050	2,704,215	2,710,006	2,706,244
Total shareholders’ equity	1,507,960	1,350,356	1,433,109	1,541,149	1,443,414

Notes:

(1)	Consolidated statement of operations data for 2008 includes the operations of Chartered Semiconductor Manufacturing (Tampines) Pte. Ltd., or Chartered Tampines, from April 1, 2008 to December 31, 2008. Please see “Item 10. Additional Information — C. Material Contracts — Acquisition of Hitachi Semiconductor Singapore Pte Ltd” for more details.

(2)	Net income (loss) is the same as income (loss) from continuing operations as we do not have any discontinued operations in any of our last five financial years.

(3)	For purposes of calculating the ratio of earnings to combined fixed charges and preferred dividends and the deficiency of earnings available to cover combined fixed charges and preferred dividends, if any, earnings consists of income (loss) before income taxes and minority interest, adjusted to remove equity in income (loss) of equity affiliates and to add fixed charges, amortization of capitalized interest and distributed income of equity affiliates, less interest capitalized. Fixed charges consist of interest expensed, interest capitalized, amortization of capitalized expenses related to indebtedness, plus an estimated interest portion of rental expenses on operating leases. Preferred dividends consist of accretion charges relating to our convertible redeemable preference shares.

(4)	Included in cash and cash equivalents was an investment in a private enhanced cash fund, or Fund, of $44.9 million, $138.8 million and $94.3 million as of December 31, 2004, 2005 and 2006, respectively. This investment is managed by an external financial institution and consists primarily of corporate debt, mortgage-backed securities and asset-backed securities. Due to the nature of the securities that the Fund invests in, the Fund’s underlying securities have been exposed to adverse market conditions that have affected the value of the collateral and the liquidity of the Fund. As a result, in December 2007, the investment manager of the Fund halted demand redemptions and announced its intention to liquidate the Fund. The investment in the Fund was thus classified as “Other investments” as of December 31, 2007 and 2008 of $89.3 million and $19.6 million.

(5)	Working capital is calculated as the excess of current assets over current liabilities.

(6)	We have not declared or paid any dividends on our ordinary shares in any of our last five financial years.
B. CAPITALIZATION AND INDEBTEDNESS
     Not applicable.
C. REASONS FOR THE OFFER AND USE OF PROCEEDS
     Not applicable.
D. RISK FACTORS
     We wish to caution readers that the following important factors, and those important factors described in other reports and documents submitted to, or filed with, the SEC, among other factors, could affect our results. If any of the following risks actually occur, our business, results of operations and financial condition would likely suffer and actual results could differ materially from those expressed in any forward-looking statements made by us, or on our behalf.
Risks Related to Our Financial Condition
We have a history of losses and we may not be profitable in the future.
     In 2005 and 2008, we incurred net losses of $157.9 million and $92.6 million, respectively. As of December 31, 2008, we had an accumulated deficit of $1,208.2 million. In view of the current crisis in the financial markets and the deteriorating global economy, we anticipate that the business environment within the semiconductor industry will be very challenging in 2009. If the current crisis continues or the global economy deteriorates further, it is likely that we will incur a net loss and our accumulated deficit will increase in 2009 and beyond.
We have a high level of debt. If we are unable to make interest and principal payments on our debt, it could seriously harm our company.
     We have and will continue to have a significant amount of debt. As of December 31, 2008, we had $1,760.3 million of long-term debt outstanding, of which $157.5 million and $542.2 million of principal payments are due in 2009 and 2010, respectively. We are also obligated to redeem our outstanding convertible redeemable preference shares at the aggregate redemption price of $283.5 million at maturity in 2010, unless they are redeemed, converted or purchased and canceled prior to maturity. Our high level of debt and the covenants contained in our financing documents, such as financial, shareholding and other restrictive covenants which are customary in loan documents, could have adverse consequences on our company. For example, they could:
•	increase our vulnerability to general adverse economic and industry conditions;

•	limit our ability to pursue our growth plans and technology upgrades or migrations;

•	require us to seek lenders’ consent prior to paying dividends on our ordinary shares;

•	require us to dedicate a substantial portion of our cash flow from operations to payments on our debt, thereby reducing the availability of our cash flow to fund capital expenditures, working capital and other general corporate purposes. The term “capital expenditures” means the amount we paid or will pay during a particular period for property, plant and equipment;

•	limit our flexibility in planning for, or reacting to, changes in our business and the semiconductor industry; and

•	limit our ability to incur additional borrowings or raise additional financing through equity or debt instruments.

     If we are unable to generate sufficient cash flow from operating activities or obtain additional financing, if necessary, to fund our liquidity needs, we may not be able to make interest and principal payments due on our debt. Furthermore, as a result of the current crisis in the financial markets and deteriorating global economy, the cost and availability of credit has been and may continue to be adversely affected by illiquid credit markets and wider credit spreads. These factors may adversely affect our ability to refinance maturing liabilities, including the significant amount of our debt maturing in 2010, and access the capital markets to meet liquidity needs.
We expect to incur substantial capital expenditures, research and development costs, operational and other related costs in connection with our growth plans and may require additional financing that may not be available.
     Our business and the nature of our industry is characterized by rapid technological change and the importance of economies of scale, which require us to make substantial capital expenditures, leading to a high level of fixed costs. We expect to incur significant capital expenditures in connection with our growth plans and technology upgrades and migrations. For example, during 2006, 2007 and 2008, we made substantial capital expenditures (excluding the acquisition of assets from our business combination) of $554.8 million, $758.4 million and $576.0 million, respectively, and we incurred research and development, or R&D, costs of $152.8 million, $159.8 million and $177.9 million, respectively. We expect our total cash outflow for capital expenditures in 2009 to be approximately $375 million. For more details on our capital expenditure plans for 2009, see “Item 5. Operating and Financial Review and Prospects — Liquidity and Capital Resources.” We anticipate that from time to time we also may expand and add equipment to increase the capacity of our existing fabs, and this may require additional financing. We also expect our R&D expenditures in 2009 to be approximately $178 million.
     Our capital and R&D expenditures will be made in advance of sales. Given the fixed nature of the costs incurred in our business, we may incur losses if our revenue does not adequately offset the level of R&D expenses and depreciation resulting from these planned expenditures, as occurred in 2005 and 2008. Additionally, our actual expenditures may exceed our planned expenditures for a variety of reasons, including changes in our growth plans, our process technologies, market conditions, customer requirements and other factors.
     We may require additional financing to fund our future growth plans and technology upgrades and migrations, including to fund the capital expenditures to equip and expand the capacities of our various fabs. There can be no assurance that additional financing will be available or, if available, that such financing will be obtained on terms favorable to us or that any additional financing will not be dilutive to our shareholders or creditors. Further, if current market conditions continue or deteriorate further, it is likely that we will continue to incur significant net losses and our accumulated deficit will increase in 2009. This will in turn likely adversely affect our ability to meet certain financial covenants contained in our loan agreements and thereby restrict our ability to access our unutilized credit facilities or the capital markets to meet our liquidity needs. The inability to fund our planned capital expenditures and R&D expenditures will have a material adverse effect on our ability to generate our desired level of business in future periods.
Failure to maintain high capacity utilization, optimize the technology mix of our semiconductor wafer production, continuously improve our device yields and maintain the average selling prices of, or avoid or mitigate the downward pricing pressure on, our products would seriously harm our prospects and financial condition.
     Among the key factors that affect our profit margin are our ability to:
•	maintain high capacity utilization;

•	optimize the technology mix of our semiconductor wafer production;

•	continuously improve our device yields; and

•	maintain the average selling prices, or ASPs, of our products.
     The term “capacity utilization” means the actual number of semiconductor wafers we have processed at a fabrication facility in relation to the total number of wafers we have the capacity to process. Where we refer to capacity utilization in this document, such capacity utilization includes the utilization of our allocated capacity with SMP. Our capacity utilization affects our operating and financial results because a large percentage of our operating costs are fixed. Our average utilization rate in 2004 was 80% driven primarily by strong shipments during the first half of 2004, partially offset by market weakness in the second half of 2004 due to excess inventories held in semiconductor companies and the softening of certain end markets. This market weakness continued into the first half of 2005 but was partially offset by improving market conditions and the ramp up of 90 nanometer, or nm, shipments in the second half of 2005, resulting in an average capacity utilization of 70% for 2005. Our average capacity utilization increased to 77% in 2006, due primarily to higher utilization rates resulting from the improving market conditions during the first half of 2006, partially offset by our customers experiencing excess inventory and seasonally weaker than usual market conditions in the second half of

2006. In 2007, our average capacity utilization increased to 79% due to shipment growth in 0.13 micron, or um, and above technologies. This shipment growth continued into the first half of 2008 but was partially offset by the deterioration in the global economy in the second half of 2008, in particular the fourth quarter of 2008 with a capacity utilization of 59%, resulting in an average capacity utilization of 79% for 2008. We cannot assure you that market conditions will improve in 2009 and beyond. If the current downturn in the semiconductor industry persists for a prolonged period, our prospects and financial condition could be seriously harmed.
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
     Because the selling price of wafers varies significantly, the mix of wafers produced could affect revenue and profitability. The selling price of a wafer is determined by the complexity of the device on the wafer. Production of devices with higher level functionality and greater system-level integration requires more manufacturing steps than the production of less complex devices, resulting in higher wafer selling prices. However, increasing the complexity of devices that we manufacture does not necessarily lead to increased profitability because the higher wafer selling prices for such devices may be offset by depreciation and other costs associated with an increase in capital expenditures needed to manufacture such devices.
     The term “device yields” means the actual number of usable semiconductor devices on a semiconductor wafer in relation to the total number of devices on the wafer. Our device yields affect our ability to attract and retain customers and may also directly affect the selling prices of our products.
     If we are unable to maintain high capacity utilization, optimize the technology mix of our wafer production or maintain and improve our device yields, we may not be able to achieve our targeted profit margin, in which case our financial condition could be seriously harmed and the market price of our securities could fall.
If we are unable to accurately predict customer demand, we may hold excess inventory which could reduce our profit margin.
     We generally start production of wafers based on purchase orders received from customers. However in some instances, to accommodate anticipated demand, we may optimize our capacity usage and effectively manage the allocation of available resources by starting production based on managements forecasts of such customer demand. Any changes in these forecasts of customer demand may result in us holding excess inventory, which if ultimately deemed to be unsaleable may reduce our profit margins and adversely affect our financial results.
We have received grants from various agencies of the Government of Singapore. Such grants may not be disbursed to us if the conditions attached to these grants are not complied with.
     We have received grants from various agencies of the Government of Singapore. The amounts available under these grants relate to a portion of depreciation expenses arising from our R&D related capital expenditures and for certain materials, training and staffing costs associated with some of our process technology development and staff training programs. In 2006, 2007 and 2008, $1.9 million, $8.5 million and $14.4 million, respectively, of such grants were disbursed to us. These grants are disbursed in connection with the research, development and training carried out in Singapore based on the terms of the respective grants, the amount of qualifying expenditures incurred and the achievement of the conditions attached to the grants. We expect that the amount of grants we may be eligible to receive from the Government of Singapore will be lower in 2009, as compared with 2008.
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
Our investments in private enhanced cash funds are subject to risks which may affect the liquidity of these investments and cause losses.
     We have an investment in the Fund, which is managed by an external financial institution and consists primarily of corporate debt, mortgage-backed securities and asset-backed securities. The Fund is subject to general credit, liquidity, market and interest rate risks, which may be exacerbated by the current crises in global financial markets that have affected various sectors of the financial markets and caused credit and liquidity issues. Due to the nature of the securities that the Fund invests in, the Fund’s underlying securities have been exposed to adverse market conditions that have affected the value of the collateral and the liquidity of the Fund. As a result, in December 2007, the investment manager of the Fund halted demand redemptions and announced its intention to liquidate the Fund. The investment in the Fund, which was classified as a cash equivalent since the time of placement in 2003, was reclassified to other investments as of December 31, 2007. The carrying amount of the Fund, which is equal to the fair value of our pro-rata share of investment in the Fund was $89.3 million and $19.6 million as of December 31, 2007 and 2008, respectively. We received cash proceeds of $8.8 million and $64.2 million in further distributions from the Fund in 2007 and 2008, respectively. We recorded an other-than-temporary impairment loss of $1.1 million and $4.6 million for 2007 and 2008, respectively. See “Item 5. Operating and Financial Review and Prospects — Critical Accounting Policies — Other Investments” for more information about this loss and our determination of the value of the Fund as of December 31, 2008. If the credit and liquidity issues in the markets relating to our investment and its underlying securities continue or worsen, we may recognize further losses in the value of our remaining investment in the Fund. Additional losses could have a material adverse effect on our results.
We may be required to record a charge to earnings in the future if we determine that our long-lived assets are impaired.
     We review long-lived assets that are held and used for impairment whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. We are required to make judgments and assumptions in identifying those events or changes in circumstances that may trigger impairment. As of December 31, 2008, the carrying amount of our long-lived assets was $2,893.8 million. Although no impairment charges were recorded on our long-lived assets in 2006, 2007 and 2008, it is possible that our determination that these long-lived assets are not impaired could change in the future should the global economy continue to deteriorate.
Risks Related to Our Operations
The current crisis in the global financial markets and deteriorating global economy could materially and adversely affect our business, financial condition and results of operations.
     As widely reported, the global financial markets have been experiencing extreme volatility and disruptions in recent months, which have severely diminished liquidity and credit availability. This market turmoil and tightening of credit have led to an increased level of commercial and consumer delinquencies, lack of consumer confidence, increased market volatility and widespread reduction of business activity generally. There can be no assurance that there will be no further deterioration in the financial markets and global economy. These economic uncertainties affect businesses such as ours in a number of ways, making it difficult to accurately forecast and plan our future business activities. The current tightening of credit in financial markets may lead consumers and businesses to postpone spending, which may cause our customers to cancel, decrease or delay their existing and future orders with us. In view of the current uncertain economic environment, our customers have become focused on doing business with foundry providers with a sound balance sheet, which may create additional risks for our business. Further, our customers may have difficulties obtaining adequate capital to finance their ongoing business and operations, which could impair their ability to make timely payments to us. In addition, our suppliers could experience credit or other financial difficulties that could result in delays in their ability to supply us with necessary raw materials or equipment. In addition, decreased business levels may cause our suppliers to significantly reduce their production capabilities or cease operations, which may also adversely affect our ability to obtain certain components or increase our production costs in the future.
     Continued crisis in the financial markets, a deteriorating global economy and prolonged declines in consumer and business spending may adversely affect our liquidity and financial condition, including our ability to refinance maturing liabilities and access our unutilized credit facilities or the capital markets to meet liquidity needs. We are unable to predict the likely duration and severity of the current crisis in the global financial markets and their impact on the global economy. If the current crisis in the financial markets continues or worsens, or if there is further deterioration in the global economy, our business, financial condition and results of operations could be materially and adversely affected.
The downgrades by corporate credit rating agencies of our corporate credit ratings could affect our ability to raise funds from the public and may seriously harm our financial condition.
     In August 2008, Fitch Ratings and Standard and Poor’s, or S&P, revised our corporate credit rating from BBB- to BB+ and in February 2009, S&P further revised our corporate and senior unsecured bond ratings from BB+ to BB and assigned us a negative outlook. In December 2008, Moody’s revised our corporate and senior unsecured bond ratings from Baa3 to Ba1. The revisions in our ratings reflect expectations regarding our financial and competitive conditions and we cannot assure you that we will not be subject to further credit rating downgrades, particularly in view of the crisis in the financial markets and the deteriorating global economy. Our debt agreements do not have any triggers in respect of credit rating downgrades that would accelerate the maturity of our debt. However, we may be required to commence repayment of our debt earlier than the scheduled repayment dates set out in certain of our debt agreements if certain production milestones are achieved as specified under these debt agreements. These production milestones relate to the production capacity and shipment of a certain number of wafers over a given time period as specified in the debt agreements. Credit rating downgrades, depending on their severity, could affect our ability to access or renew existing financing or to obtain additional financing as we may require from time to time depending on the pace of our future growth and technology upgrades and migration. Credit rating downgrades could also affect our ability to access the capital markets in the future on favorable terms or at all. As a result, our ability to compete effectively in our business relative to our competitors with higher credit ratings could be affected. Where additional financing could be obtained, there can be no assurance that such additional financing will be available on terms satisfactory to us or that such additional financing will not be dilutive to our shareholders or creditors.
The cyclical nature of the semiconductor industry and the periodic overcapacity that results from this, as well as any rapid change in the end markets we serve, may seriously harm our company.
     The semiconductor industry has historically been highly cyclical. The semiconductor industry has, at various times, experienced significant economic downturns characterized by production overcapacity, reduced product demand and rapid erosion of the ASPs for our semiconductor products.
     Historically, companies in the semiconductor industry have expanded aggressively during periods of increased demand, as we and our competitors have done. As a result, periods of overcapacity in the semiconductor industry have frequently followed periods of increased demand when capacity increments outpaced that of demand. We expect this pattern to be repeated in the future. In addition, the markets for semiconductors are characterized by rapid technological change, intense competition and fluctuations in end-user demand. Our average utilization rate in 2004 was 80% driven primarily by strong shipments during the first half of 2004, partially offset by market weakness in the second half of 2004 due to excess inventories held in the semiconductor companies and the softening of certain end markets. This market weakness continued into the first half of 2005 but was partially offset by improving market conditions and the ramp up of 90nm shipments in the second half of 2005, resulting in an average capacity utilization of 70% for 2005. Our average capacity utilization increased to 77% in 2006, due primarily to higher utilization rates resulting from the improving market conditions during the first half of 2006, partially offset by our customers experiencing excess inventory and seasonally weaker than usual market conditions in the second half of 2006. In 2007, our average capacity utilization increased to 79% due to shipment growth in 0.13um and above technologies. This shipment growth continued into the first half of 2008 but was partially offset by the deterioration in the global economy in the second half of 2008, in particular the fourth quarter of 2008 with a capacity utilization of 59%, resulting in an average capacity utilization of 79% for 2008. We cannot assure you that market conditions will improve in 2009 and beyond. If the current downturn in the semiconductor industry persists for a prolonged period, our prospects and financial condition could be seriously harmed.
We depend on our technology partners to advance our portfolio of process technologies.
     Enhancing our manufacturing process technologies is critical to our ability to provide services for our customers. We intend to continue to advance our process technologies through our internal R&D efforts and through alliances with leading semiconductor companies, and we are dependent on these partners for this advancement. Our technology alliance with International Business Machines, or IBM, began in November 2002 with a joint development agreement to jointly develop and standardize 90 nm bulk complementary metal oxide semiconductor, or CMOS, processes for foundry chip production on 300-mm silicon wafers. Our technology alliance with IBM has extended since November 2002 to include the development of 65nm, 45nm, 32nm and 22nm bulk CMOS process technologies as well as to include new technology partners in the joint development activities. As of December 31, 2008, our technology partners in the joint development activities for 32nm process technologies are IBM, Infineon Technologies AG, or Infineon, Samsung Electronics Co., Ltd., or Samsung, Toshiba Corporation, or Toshiba, and STMicroelectronics N.V., or STMicroelectronics, Advanced Micro Devices, Inc., or AMD, and NEC Electronics Corporation, or NEC; and our technology partners in the joint development activities for 22nm process technologies are IBM, Samsung, STMicroelectronics and AMD. Please see “Item 4. Information on Our Company — B. Business Overview — Research and Development.”
     We depended on our joint development agreements with our technology partners for faster introduction of 90nm, 65nm and 45nm bulk CMOS process technologies and we continue to depend on our joint development agreements with our technology partners for faster introduction of 32nm and 22nm bulk CMOS process technologies. If we encounter problems in the successful implementation of our joint development agreements with these technology partners, our strategy of targeting “first source” business and decreasing the time it takes us to bring the newest technologies to market would be adversely affected and it could seriously harm our company. “First source” business refers to being selected as the first manufacturing source for customers’ new product innovations. We also do not have full control over the participants that may be added to the joint development alliances or the licensees who may have access to the jointly developed process technologies and this may affect the competitive position of our company.
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
We depend on a small number of customers for a significant portion of our net revenue.
     We have been largely dependent on a small number of customers for a substantial portion of our business. Our top ten customers accounted for approximately 76% of our net revenue for both 2007 and 2008. Our top five customers collectively accounted for approximately 63% of our net revenue in 2008, compared with approximately 61% of our net revenue in the previous year. Our top two customers, Broadcom and Qualcomm Global Trading, Inc, each contributed more than 10% of our net revenue in 2008. As the end markets we serve are typically cyclical, our top customers may change from period to period depending on the strength of various market sectors. We expect that we will continue to be dependent for a significant portion of our revenue upon a relatively limited number of customers, which from time to time may be concentrated in particular end markets, as a result of which we will be exposed to the volatility of those markets. Depending on a relatively small number of customers can also subject us to concentration problems that can negatively affect our fab utilization, which can in turn affect our revenue and results of operations, such as was experienced in certain periods in 2007 for our 90nm and below process technologies. Customer concentration is more significant for our leading-edge process technologies. If those customers that we are dependent on experience slowdown or are affected by the economic downturn, our company could also be seriously harmed. We cannot assure you that revenue generated from these customers, individually or in the aggregate, will reach or exceed historical levels in any future period. Loss or cancellation of business from, significant changes in scheduled deliveries to, quality or reliability issues raised by, or decreases in the prices of services sold to, any of these customers could seriously harm our company.
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
A decrease in demand and ASPs for end-use applications of semiconductor products such as communications equipment, personal computers, computer peripherals and consumer products may significantly decrease the demand for our services and may result in a decrease in our revenue and gross profit margin.
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
Our ability to successfully collaborate with electronic design automation, intellectual property and design service providers to meet customers’ design needs depends on the availability and quality of the relevant services and tools, and our ability to meet our customers’ schedule and budget requirements.
     We have relationships with electronic design automation, or EDA, intellectual property and design service providers. We work with these service providers to develop a design platform that is tailored to our customers’ design needs. Our ability to successfully meet our customers’ design needs depends on the availability and quality of the relevant services and tools, and on whether we, together with our EDA, intellectual property and design service providers, are able to meet customers’ schedule and budget requirements. Difficulties or delays in these areas may adversely affect our ability to attract or serve customers, and thereby could seriously harm our company.
Our customers generally do not place purchase orders far in advance. Therefore, we do not have any significant backlog, resulting in reduced visibility of our future net revenue.
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
     The global economy has deteriorated and there has been unprecedented financial market volatility. These conditions have resulted in a reduction in demand in the foundry industry, which in turn have resulted in declines in orders or in some instances, customers requesting for a deferment of deliveries on existing orders.
Our growth, technology capabilities, planned capacity expansion and our competitive position depend on the success of our more advanced manufacturing facilities.
     Our more advanced manufacturing facilities, especially our 300-mm wafer fab, is critically important to the success of our company. As our more advanced manufacturing facilities contain our leading-edge manufacturing capacity, any problems faced in those facilities, such as our inability to achieve acceptable device yields, poor product performance and product delivery delay, may limit our ability to manufacture advanced semiconductor products. Some of the process technologies that we use in these facilities arise from our joint development agreements with IBM and other third parties, and any problems with implementing those agreements could have a material and adverse effect on our company.
We depend on our strategic business alliances relating to our fabs. Any termination or modification of these alliances could seriously harm our company.
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
     Our alliances with these companies and their predecessors gave us access to select leading-edge process technologies and moderated our development costs and capital expenditures in the initial years in Fab 5 and Fab 6. We believe that our alliances with these companies provide us with access to business on an ongoing basis. Any termination or modification of either of these alliances which adversely affects our rights under the alliance could seriously harm our company. For example, Avago’s shares in CSP were previously owned by Agilent Technologies Europe B.V. and the original process technologies needed by CSP were contributed by Agilent Technologies, Inc. and our company. Agilent Technologies, Inc. subsequently ceased development for certain technology nodes and therefore CSP has had to rely solely on the process technologies contributed by our company.
We may not be able to compete successfully in our industry.
     The worldwide semiconductor foundry industry is highly competitive. We compete with dedicated foundry service providers such as Taiwan Semiconductor Manufacturing Corporation, or TSMC, United Microelectronics Corporation, or UMC, and Semiconductor Manufacturing International Corporation, or SMIC, as well as the foundry operation services of some integrated device manufacturers, or IDMs, such as IBM and Samsung. IDMs principally manufacture and sell their own proprietary semiconductor products, but may offer foundry services. Further, new entrants to the semiconductor foundry industry, such as “The Foundry Company“ resulting from the collaboration between AMD and Advanced Technology Investment Company of Abu Dhabi, may also have an impact on our business though we are presently unable to ascertain the extent of the impact. Our competitors may have greater access to capital and substantially greater production, R&D, marketing and other resources than we do. As a result, these companies may be able to compete more aggressively over a longer period of time than we can.
     In addition, if semiconductor manufacturers, including our competitors, decide to increase their manufacturing capacity, and if growth in demand for this capacity fails to match the growth in supply, or occurs more slowly than anticipated, there may be more intense competition and pressure on the pricing of our products and services. The current economic downturn has increased the amount of excess capacity in the foundry industry and intensified our competition and downward pricing pressure. Our competitors may undertake aggressive pricing strategies that may put downward pressure on our ASPs or cause us to lose customers. Any significant increase in competition may erode our profit margin and weaken our earnings.
     The principal elements of competition in the wafer foundry market include technical competence, time-to-market, R&D quality, available capacity, device yields, customer service, price, design services, access to intellectual property, EDA and tool support. We cannot assure you that we will be able to compete successfully in the future, including our ability to obtain “first source” business, which could seriously harm our company.
Our operating results fluctuate from quarter to quarter, which makes it difficult to predict our future performance.
     Our revenue, expenses and operating results have varied significantly in the past and may fluctuate significantly from quarter to quarter in the future due to a number of factors, many of which are beyond our control. These factors include, among others:
•	the cyclical nature of, and changing economic, political and market conditions affecting, the semiconductor industry and the markets served by our customers, including without limitation, seasonality in sales of electronic products into which some of our customers’ products are incorporated;

•	pricing pressure from competitors in the foundry industry;

•	shifts by IDMs between internal and outsourced production;

•	changes in demand for products that incorporate semiconductors that we produce;

•	inventory and supply chain management of our customers;

•	the loss of a key customer or the postponement or reduction of an order from a key customer or the failure of a key customer to pay accounts receivable in a timely manner;

•	the rescheduling or cancellation of large orders;

•	our inability to qualify new processes or customer products in a timely manner;

•	the return of wafers due to quality or reliability issues;

•	malfunction of our wafer production equipment;

•	unforeseen delays or interruptions in our plans for expansion of our existing fabrication facilities;

•	the timing and volume of orders relative to our available production capacity;

•	our ability to obtain raw materials and equipment on a timely and cost effective basis;

•	environmental events or industrial accidents such as fires or explosions;

•	our susceptibility to intellectual property rights disputes;

•	our ability to continue with existing, and to enter into new, technology and supply alliances on mutually beneficial terms;

•	the rescheduling or cancellation of planned capital expenditures;

•	actual capital expenditures differing from planned capital expenditures;

•	currency and interest rate fluctuations that may not be adequately hedged; and

•	technological changes.
     Due to the factors noted above and other risks discussed in this section, many of which are beyond our control, you should not rely on year-to-year comparisons to predict our future performance. Unfavorable changes in any of the above factors may seriously harm our company. In addition, it is possible that in some future periods our operating results may be below the expectations of public market analysts and investors. In this event, the price of our securities may underperform comparable securities or fall.
Our business depends in part on our ability to obtain and preserve intellectual property rights.
     Our ability to compete successfully and achieve future growth will depend, in part, on our ability to protect our proprietary technology and our intellectual property, as well as the intellectual property of our customers. We seek to protect proprietary information and know-how through the use of confidentiality and non-disclosure agreements and limited the access to and distribution of proprietary information. We have filed and intend to continue to file patent applications when and where appropriate to protect our proprietary technologies. The process of seeking patent protection may take a long time and may be expensive. We cannot assure you that patents will be issued from pending or future applications or that, if patents are issued, they will not be challenged, invalidated or circumvented or that the rights granted under the patents will provide us with meaningful protection or any commercial advantage. In addition, we cannot assure you that the Asian countries in which we market our services will protect our intellectual property rights to the same extent as the U.S. Additionally, we cannot assure you that our competitors will not develop, patent or gain access to similar know-how and technology, or reverse engineer our processes, or that our confidentiality and non-disclosure agreements upon which we rely to protect our trade secrets and other proprietary information will be effective. The occurrence of any such events could seriously harm our company. Please see “Item 4. Information on Our Company

— B. Business Overview — Intellectual Property” for a more detailed description of our proprietary technology.
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
We are subject to the risk of increased income taxes.
     A large portion of our operations in Singapore is afforded tax holidays or other tax incentives provided to attract and retain business. These tax holidays or incentives are subject to certain conditions with which we expect to comply, such as achieving fixed amounts of capital expenditure and headcount by certain dates. Our taxes could increase if we do not meet the holiday or incentive requirements, or if tax rates applicable to us in Singapore are otherwise increased.
     We base our tax positions upon the anticipated results from tax authority examinations. Our estimate of the potential outcome for any uncertain tax issues is judgmental. There can be no assurance that the outcome from examinations will not have an adverse effect on our operating results and financial condition.
     Furthermore, significant management judgment is required in determining the future levels of taxable income for purposes of assessing the ability to realize any future benefit from our deferred tax assets. In view of the deterioration in the global economy which has adversely affected our current year performance and our ability to generate sufficient taxable income for the realization of the net deferred tax assets in the foreseeable future, we have established valuation allowance on deferred tax assets which were assessed as more-likely-than-not to be unrealizable. See “Item 5. Operating and Financial Review and Prospects — Results of Operations — Income tax expense (benefit)” for further information.
We may experience difficulty in obtaining insurance coverage without incurring increased costs.
     While we have been able to obtain adequate insurance coverage in the past and while we did not experience any significant increase in premium rates of insurance coverage for 2008, we cannot assure you that we will continue to be able to do so in the future at similar or reasonable premium rates. For example, following the terrorist attacks in the U.S. on September 11, 2001, the premiums we paid for the renewal of our insurance coverage commencing from January 2002 were 2.2 times more than the premiums we paid for such coverage for the previous year. In the event that we fail to secure adequate coverage in the future at similar or reasonable premium rates, we could be seriously harmed by the occurrence of a loss that is not insured.
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
     Semiconductor assembly and test operations are an integral part of the semiconductor manufacturing process and involve specialized equipment and technology. If our customers require products to be assembled and/or tested, we will need to depend on assembly and test subcontractors to provide us with the assembly, test and wafer bumping services as we do not have such in-house assembly and test capabilities and facilities. Wafer bumping is an advanced packaging technique where “bumps” made of solder are formed on the wafers before they are diced into individual chips. We currently subcontract a significant number of orders for assembly, testing and wafer bumping services to a limited group of assembly and test subcontractors. The assembly and test subcontractors that we use may, from time to time, experience tester capacity constraints and production interruptions and any prolonged interruption in their operations could seriously harm our company.
We are subject to the risk of loss due to fire because the materials we use in our manufacturing processes are highly flammable.
     We use highly flammable materials such as silane and hydrogen in our manufacturing processes and are therefore subject to the risk of loss arising from fire. Although we have implemented industry acceptable risk management controls at our manufacturing locations, the risk of fire associated with these materials cannot be completely eliminated and, in the past, we have had minor interruptions in production as a result of fire. We maintain insurance policies to guard against losses caused by fire. While we believe our insurance coverage for damage to our property and disruption of our business due to fire is adequate, we cannot assure you that it would be sufficient to cover all of our potential losses. If any of our fabs were to be damaged or cease operations as a result of a fire, it would reduce manufacturing capacity for a period, which could be extended, and could seriously harm our company.
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
     Where we expand by constructing new fabrication plants or enhance the existing fabrication plants’ manufacturing capabilities, there could be events that could delay the projects or increase the costs of construction and equipping, even if we take the project management and planning steps we believe are necessary to complete the projects on schedule and within budget. Such potential events include:
•	major design and/or construction change caused by changes to the initial building space utilization plan or equipment layout;

•	technological, capacity and other changes to our expansion plans necessitated by changes in market conditions;

•	shortages and late delivery of building materials and facility equipment;

•	delays in the installation, commissioning and qualification of our facility equipment;

•	a long and intensive wet season that limits construction;

•	a shortage of skilled foreign construction workers or a change in immigration laws preventing such workers from entering Singapore;

•	strikes and labor disputes;

•	on-site construction problems such as industrial accidents, fires and structural collapse;

•	delays in securing the necessary governmental approvals and land lease;

•	delays arising from modifications in capacity expansion plans as a result of uncertainty in the global economy; and

•	delays arising from shortages and long lead times for delivery of equipment during periods of growth in the industry.
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
     If we were to lose the services of any of our existing key personnel without adequate replacements, or were unable to continue to attract and retain skilled and experienced personnel for our business and operations, the growth of our company could be adversely affected. For example, although we strive to retain employees that we send on assignments with our technology partners, such as IBM, we cannot assure you that we will be successful in retaining these employees or that if our employees leave, our technology partners would re-train their replacements. If our key employees leave, this may limit our ability to benefit from the alliances and could seriously harm our company. We do not carry insurance to protect us against the loss of any of our key personnel.
Risks Related to Covenants in Our Agreements
Many of our loans contain financial and other covenants which may restrict our operational and financing activities in ways that restrict our growth or are otherwise not in the best interests of our company or holders of our securities.
     Many of our loans contain various financial and other restrictive covenants. Among other things, these covenants require the maintenance of certain financial ratios (including debt to equity). These covenants may restrict our operational and financing activities in ways that restrict our growth or are otherwise not in the best interests of our company or holders of our securities. If we fail to comply with these financial and other covenants, we could be in default under these loans and the lenders would have the right to accelerate our obligations to repay the outstanding borrowings under these loans. Such default could also cause cross-defaults under our other loans which could seriously harm us.
     Many of our loans also require that we obtain prior written consent from our lenders prior to incurring additional indebtedness or creating security interests over our assets or making investments. Consequently, although we have been able to obtain such lender consents in the past, we may be limited in our ability to incur additional debt in the future or to create security interests over our assets or in making investments, any of which could seriously harm our company.
     In addition, if we experience a change of control, each holder of our outstanding senior notes may require us to repurchase all or a portion of that holder’s notes and the lenders under our credit facilities may require us to prepay those loans. See “Item 10. Additional Information — C. Material Contracts” for more details on our loan agreements and senior notes.
Risks Related to Investments in a Controlled Corporation
Temasek controls our company and its interests may conflict with the interests of our other shareholders.
     As of December 31, 2008, Temasek through its subsidiary, Singapore Technologies Semiconductors Pte Ltd, or ST Semiconductors, beneficially owned approximately 59.39% of our outstanding ordinary shares. Temasek’s sole shareholder is the Minister for Finance (Incorporated), a body corporate constituted under the Minister for Finance (Incorporation) Act, Chapter 183 of Singapore. Accordingly, Temasek is able to exercise control over many matters requiring approval by our shareholders, including the election of directors and approval of significant corporate transactions.
     We also have contractual and other business relationships with several of Temasek’s affiliates and may engage in material transactions with them from time to time. Although the Audit Committee of our Board of Directors reviews all material transactions between our company and Temasek and such affiliates, circumstances may arise in which the interests of Temasek and such affiliates could conflict with the interests of our other shareholders. Because Temasek, through its subsidiary, ST Semiconductors, beneficially owns 59.39% of our ordinary shares, it could delay or prevent a change in control of our company, even if a transaction of that nature would be beneficial to our other shareholders.
     See “Item 5. Operating And Financial Review And Prospects — Executive Overview”.
Risks Related to Investment in a Corporation with International Operations
We operate internationally and any negative or adverse economic, political and social development in countries in which our customers and their markets are located may have a negative impact on our revenue.
     A significant portion of our revenue is derived from sales to customers whose semiconductors are used in products that are sold in the U.S., Taiwan, Japan, Europe and other locations in East and Southeast Asia. Our principal vendors are also located in these locations. With the global economic slowdown, major economies such as the United States, Japan, some of the countries in Europe and Asia have announced that they are in recession. Our results of operations in the future could be negatively impacted if the economic, political and social environment in any of these locations deteriorates.
     Examples of current or potential adverse economic, political and social developments in those locations are:
•	global credit and financial crises;

•	fluctuations in the values of currencies;

•	changes in labor conditions;

•	burdens and costs of compliance with a variety of foreign laws;

•	political and economic instability;

•	increases in duties and taxation;

•	imposition of restrictions on currency conversion or the transfer of funds;

•	limitations on imports or exports;

•	expropriation of private enterprises;

•	reversal of the current policies (including favorable tax and lending policies) encouraging foreign investment or foreign trade by our host countries;

•	longer payment cycles; and

•	greater difficulty in collecting accounts receivable.
Terrorist attacks or a war could adversely affect our business, results of operations and financial condition.
     Terrorist attacks and other acts of violence or war have the potential to have a direct impact on our customers and us. To the extent that such attacks affect or involve the U.S. and any other places in which our customers’ markets are located or affect the countries where our operations are located, our business may be significantly impacted.
     In addition, terrorist attacks or other acts of war could adversely impact the transportation of our products, resulting in an adverse impact on our business, results of operations and financial condition and thereby could seriously harm our company.
Outbreak of an infectious disease or any other serious public health concerns in Asia (including Singapore) and elsewhere could adversely impact our business, results of operations and financial condition.
     The outbreak of an infectious disease in Asia (including Singapore) and elsewhere, together with any resulting restrictions on travel or quarantines imposed, could have a negative impact on the economies, financial markets and business activities in countries in which our end markets are located and thereby adversely impacting our revenue. Examples are the outbreak in 2003 of Severe Acute Respiratory Syndrome, or SARS, in East Asia and the outbreaks of Avian Influenza, or Bird Flu, globally. While we took precautionary measures in response to the outbreak of SARS in 2003, there is no assurance that any precautionary measures that we may take against SARS or any other infectious diseases in the future would be effective. A future outbreak of an infectious disease or any other serious public health concern could seriously harm our company.
Exchange rate fluctuations may increase our costs and capital expenditures, which could affect our operating results and financial position.
     Our revenue is generally denominated in U.S. dollars and our operating expenses are generally incurred in U.S. dollars and Singapore dollars. Our capital expenditures are generally denominated in U.S. dollars, Japanese Yen, Euros and Singapore dollars. Although we hedge a portion of the resulting net foreign exchange position through the use of forward exchange contracts and the maintenance of foreign currency bank deposits, we could still be significantly affected by fluctuations in exchange rates between the U.S. dollar and the above mentioned currencies. Any significant fluctuation in exchange rates may lead to an increase in our costs and capital expenditures, which could adversely affect our competitiveness, operating results and financial position.
We may be a passive foreign investment company.
     Based on our asset composition and operations, we do not believe that we were a passive foreign investment company, or PFIC, under U.S. tax laws during 2008. However, there can be no assurances that we will not be a PFIC in 2009 or in a later year. If the “passive income” earned by us exceeds 75% or more of our “gross income,” we will be a PFIC under the “income test.” In addition, we will be a PFIC if at least 50% of the quarterly average value of our assets is attributable to assets that produce or are held to produce passive income. The determination of the value of our assets will be based in part on the market price of our ordinary shares and ADSs. Because we have historically held, and may continue to hold a substantial amount of passive assets, there is a risk that we may be a PFIC in 2009 or in a later year. Passive income for PFIC purposes includes, among other things, interest, dividends, royalties, rents and annuities. If we were to become a PFIC at any time during a U.S. person’s holding period, such U.S. person holding ordinary shares or ADS would be required, unless a “mark to market” election is made with respect to the ordinary shares or ADSs, to pay an interest charge on certain distributions from us or upon a sale or other disposition of ordinary shares or ADSs and face other adverse tax consequences. Please see “Item 10. Additional Information — E. Taxation — U.S. Federal Taxation — PFIC rules.” It is strongly urged that U.S. persons holding ordinary shares or ADSs consult their own tax advisers regarding the application of the PFIC rules.
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
     The Singapore Code on Take-overs and Mergers, or the Take-Over Code, contains certain provisions that may delay, deter or prevent a future take-over or change in control of our company. Any person acquiring an interest (either on his own or together with parties acting in concert with him) in 30% or more of our voting shares may be required to extend a take-over offer for our remaining voting shares in accordance with the Take-Over Code. A take-over offer may also be required to be made if a person holding (either on his own or together with parties acting in concert with him) between 30% and 50% (both inclusive) of our voting shares acquires (either on his own or together with parties acting in concert with him) additional voting shares representing more than 1% of our voting shares in any six-month period. These provisions may discourage or prevent certain types of transactions involving an actual or threatened change of control of our company. Some of our shareholders, which may include you, may therefore be disadvantaged as a transaction of that kind might have allowed the sale of the shares at a price above the prevailing market price.
Risks Related to Our Securities and Our Trading Market
The future sales of securities by our company or existing shareholders may negatively impact the price of our securities.
     If we or our shareholders sell a large number of our securities in the public market, the trading price of such securities could decrease significantly. Any perception that these sales could occur could also result in a significant decline in the trading price of our securities. These sales may also make it more difficult for us to sell securities in the future at a time and at a price that we deem appropriate. All of our outstanding shares are freely tradable in Singapore and in the U.S. (in the form of ADSs), except that the shares owned by our affiliates, including ST Semiconductors, may be sold in the U.S. only if they are registered or if they qualify for an exemption from registration, including under Rule 144 under the Securities Act of 1933, or the Securities Act.
The market prices of our securities fluctuate widely and may be more volatile as the Singapore securities market is relatively smaller and consequently less liquid than the U.S. markets.
     The financial markets in the U.S., Singapore and other countries have experienced significant price and volume fluctuations, and market prices of technology companies have been and continue to be extremely volatile. The market prices of our securities have fluctuated widely and may continue to do so. In the last five years, the trading prices of our ADS quoted on Nasdaq have ranged from a high of $11.81 per ADS to a low of $1.15 per ADS. More recently, the trading prices of our ADS quoted on Nasdaq have ranged from a high of $5.65 per ADS to a low of $1.15 per ADS from July 1, 2008 to December 31, 2008. Volatility in the prices of our securities may be caused by factors outside of our control and may be unrelated or disproportionate to our operating results. In the past, following periods of volatility in the market price of a public company’s securities, securities class action litigation has often been instituted against that company. Such litigation could result in substantial costs and a diversion of our management’s attention and resources.
     Furthermore, the Singapore Exchange Securities Trading Limited, or Singapore Exchange, is relatively smaller and consequently less liquid and more volatile than stock exchanges in the U.S. and certain European countries. The relatively small market capitalization of, and trading volume on, the Main Board of the Singapore Exchange may cause the market price of securities of listed companies, including our securities, to fluctuate in both the domestic and the international markets.
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
FORWARD-LOOKING STATEMENTS
     This document contains forward-looking statements, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Examples of these forward-looking statements include, without limitation, statements relating to:
•	our business strategy;

•	our outlook for 2009;

•	our capacity utilization rate, production capacity and production capacity mix;

•	our plan to lower our breakeven utilization rate to around 75% at the earnings before interest and tax level by the fourth quarter of 2009;

•	our plans to expand our production capacity for 65nm, 45nm and below process geometry technologies to meet the anticipated needs of our customers;

•	our 2009 planned capital expenditures, R&D expenditures, depreciation and amortization and wafer capacity; and

•	our sources of liquidity, cash flow, funding needs and financings.
     These forward-looking statements reflect our current views with respect to future events and financial performance, and are subject to certain risks and uncertainties which could cause actual results to differ materially from historical results or those anticipated. Among the factors that could cause actual results to differ materially are:
•	decreased consumer confidence;

•	financial market turmoil and the deteriorating global economic conditions;

•	the ability to access or renew existing or to obtain additional financing and the terms thereof;

•	changes in the demands from our major customers;

•	excess inventory, life cycle, market outlook and trends or specific products;

•	demand and supply outlook in the semiconductor market;

•	competition from existing foundries and new foundry companies resulting in pricing pressures;

•	product mix;

•	unforeseen delays, interruptions, performance level and technology mix in our fabrication facilities;

•	our progress on leading-edge products;

•	changes in capacity plans, allocation and process technology mix;

•	unavailability of materials, equipment, manpower and expertise;

•	access to or delays in technological advances or our development of process technologies;

•	the successful implementation of our technology and supply alliances (including our joint development agreements with IBM, Infineon, Samsung, Toshiba, STMicroelectronics, AMD and NEC);

•	the growth rate of fabless companies, the outsourcing strategy of IDMs and our expectation that IDMs will utilize foundry capacity more extensively; and

•	terrorist attacks, acts of war, or the possibility of an outbreak of Bird Flu or any other infectious disease in Singapore, as well as other parts of the world.
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
     In March 2008, we completed our acquisition to purchase 100% of the shares in Chartered Tampines, which owns and operates an eight-inch wafer fabrication facility, or Fab 3E, located in Singapore.
     Our principal capital expenditures for the fiscal years 2006, 2007 and 2008 comprised mainly of the purchase of semiconductor equipment for the equipping of our fabs. Our capital expenditures (excluding the acquisition of assets from our business combination) amounted to $554.8 million in 2006, $758.4 million in 2007 and $576.0 million in 2008. We expect our total capital expenditures in 2009 to be approximately $375 million. Out of this, approximately $240 million is for equipment that has already been delivered and equipment committed in 2008 for delivery in 2009. Capital expenditures planned for 2009 are primarily for increasing 65nm, 45nm and below capacity, and to a lesser extent, for enhancing our eight-inch capabilities. For more details on our capital expenditures planned for 2009, see “Item 5. Operating and Financial Review and Prospects — Liquidity and Capital Resources.”
     For the year 2008, our capital expenditures were financed mainly from borrowings under our credit facilities and cash balances. A more detailed discussion of credit facilities can be found under “Item 5. Operating and Financial Review and Prospects — Liquidity and Capital Resources.”
B. BUSINESS OVERVIEW
Overview
     Chartered is one of the world’s leading dedicated semiconductor foundries. We provide comprehensive wafer fabrication services and technologies to semiconductor suppliers and systems companies globally. We focus on providing foundry services to customers that serve high-growth, technologically advanced applications for the communications, computer and consumer sectors.

     We currently own, or have an interest in, six fabrication facilities — Fabs 2, 3, 3E, 5, 6 and 7, all of which are located in Singapore. Fab 7 is our only 300-mm facility.
     We have service operations in nine locations in seven countries throughout North America, Europe and Asia.
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
     The semiconductor industry historically comprised primarily companies which designed and manufactured semiconductors in their own fabrication facilities. These companies are known as IDMs. In the mid-1980s, fabless semiconductor companies, which focus on design and marketing and utilize external manufacturing capacity, began to emerge. Fabless companies initially relied on the excess capacity provided by IDMs. As the semiconductor industry continued to grow, fabless companies and IDMs began to seek more reliable and dedicated sources of wafer fabrication services. This need is being met by the development of independent companies, known as foundries, that focus primarily on providing wafer fabrication services to semiconductor suppliers and systems companies.
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
     Systems Integration Expertise. Business and consumer demand for convergent solutions that perform multiple functions previously done by different individual devices has increased dramatically. Fueling this demand has been growth in the merging of data communications, telecommunications, wireless and consumer markets. This growth has in turn resulted in greater demand for faster, more power efficient and denser semiconductors providing solutions for systems on a single die called a system on chip, or SOC, which is more cost effective than producing multiple devices. In addition, this system level integration requires semiconductor foundries to offer processes that will easily integrate logic (processes data), memory (stores data) and analog mixed-signal (translates data and provides interface outside the system). To attract customers, semiconductor foundries are increasingly offering access to third party intellectual property and design solutions to aid customers, who have become increasingly focused on system level expertise in the design of, and time to market for, SOC solutions.

     Leading-Edge Process Technologies and Mature Technologies. In order to provide their customers with total systems solutions, semiconductor foundries are expected to provide a full range of semiconductor process technologies. Mature technology offerings provided by semiconductor foundries must include add on modules, such as High Voltage, or HV, electrically erasable programmable read-only memory, or EEPROM, Radio Frequency, or RF, and special mixed signal processes.
     A semiconductor foundry will not be competitive if it relies solely on mature technologies and must also be capable of driving the implementation of reduced geometries which are required for continuing market convergence as computer, communications and consumer functions morph onto a single SOC. These advanced technologies require significant innovation in material sciences in order to meet the increasing manufacturing requirements of customers for cost efficient SOCs for their customers.
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
The Chartered Solution
     Chartered is one of the world’s leading dedicated semiconductor foundries. We provide comprehensive wafer fabrication services and technologies to semiconductor suppliers and systems companies globally and enable seamless integration of the semiconductor design and manufacturing processes. By doing so, we enable our customers to bring high-performance, highly-integrated products to market rapidly and cost effectively.
     Our approach allows us to work with customers early on in the product definition stage, often sharing resources, knowledge and even physical assets to jointly develop solutions, thus giving our customers the flexibility to adapt quickly to new market opportunities.
     Chartered has developed an array of technologies and capabilities to drive converging applications. Our fabrication facilities support the leading-edge requirements for high-bandwidth, feature-rich wireless and wired applications and provide semiconductor processes for very high performance microprocessors. We have proven expertise in mixed-signal and radio frequency complementary metal oxide silicon, or RF CMOS, for enabling technologies essential to the convergence of communication, computer and consumer applications.
     In order to augment our internal development efforts, we have entered into strategic business alliances and technology alliances with leading semiconductor companies such as our technology alliances with IBM, Infineon, Samsung, Toshiba, STMicroelectronics, AMD and NEC and our strategic business alliance with LSI Singapore in SMP. For more details on these strategic business alliances and technology alliances, see “— Strategic Business and Technology Alliances — Silicon Manufacturing Partners” and “— Research and Development.”
     We have relationships with leading EDA, intellectual property and design services providers. Through these relationships, our customers can access comprehensive design methodologies and tools coupled with design intellectual property blocks which have been tested and manufactured on silicon, allowing a faster time to market. We offer design solutions for a variety of applications and process nodes, giving customers valuable freedom of choice when it comes to EDA and intellectual property selection. Customers get early access to design rules and other important process and manufacturing specifications so that they can be incorporated into designs early. We are also involved in the Chartered-IBM Cross-Foundry Design Enablement Program, or Design Enablement Program, which activities span from 90nm, 65nm, 45nm and 32nm bulk CMOS processes. The technology partners under the Design Enablement Program for 45nm bulk CMOS process are Chartered, IBM, Samsung and Infineon; the technology partners under the Design Enablement Program for 32nm bulk CMOS process are Chartered, IBM, Samsung, Infineon, Toshiba, STMicroelectronics, AMD and NEC; and the technology partners under the Design Enablement Program for 22nm bulk

CMOS process are Chartered, IBM and AMD. In September 2007, we extended our technology development activities with IBM and Samsung to include the development of a common design platform for manufacturability, or DFM. Many EDA and intellectual property companies have supported and developed solutions on our processes. We will continue to expand our design service network to improve our customers’ access to more expertise allowing broader choices and more flexibility for their chip development.
     In 2008, we continued to enhance our e-Business initiatives, which started in April 2004, to increase the ability and ease with which our customers may transact business online with us. Concurrently, we have also implemented and will continue to enhance our internal and external business processes to improve productivity and process efficiencies throughout the business value chain, including the processes with our business partners, subcontractors and suppliers, with the goal of providing increased seamless connectivity across the entire supply chain.
     We believe that our customers value Chartered as a trusted, customer-oriented service provider which adopts a collaborative approach to the foundry industry. All of our manufacturing operations are located in Singapore, a politically and economically stable nation with laws that protect our customers’ proprietary technology.
Business Strategy
     Our objective is to be a leading worldwide full-service provider of wafer foundry services to semiconductor suppliers and systems companies globally focused on high-growth applications that require a high degree of system-level integration. Key elements of our strategy which is focused on improving growth and profitability are:
Leverage improved technology position and improve revenue and margins
     The strengthening of our technology roadmap resulting from our joint development agreements with IBM and our other technology partners and the expansion of our third party network of pre-qualified EDA, intellectual property and design services solutions allow us to target a leading-edge blue-chip customer base and further diversify our customer base. In addition, we are also able to offer leading-edge solutions to customers at a similar time frame as our leading competitors and are therefore able to target more “first source” business than we were able to in the past. We expect our improved technology position to improve our revenue growth and margins.
Align manufacturing capacity with technology position, optimize capacity utilization and improve cost structure
     We aim to optimize our capacity primarily by expanding capability for leading-edge technologies to align with our technology position and maximize capacity utilization at mature technology nodes. To maximize productivity and resource utilization across fabs and increase flexibility in manufacturing, we adopt a “borderless fab” approach within our Woodlands campus. This refers to the operation of our fabs in a manner where wafers may be moved from one fab to another according to available manufacturing capacity and manufacturing process technologies of our various fabs to meet production requirements.
     As mature technology products remain a growing and important part of Chartered’s business, we will also continue to focus on increasing our reach into new or additional applications. We emphasize leveraging our capabilities in mixed signal and RF CMOS processes with complete solutions for our niche technologies for products such as smart cards, Radio Frequency Identification, or RFID, tags, display drivers and power management for mobile products. Using mature technologies in older fabs will allow the company to generate margins and cash flows to support the investment in the advanced technologies.
     Leading-edge Technologies. As part of our plan to expand our capability for leading-edge technologies, we intend to expand our production capacity for 65nm and below process geometry technologies to meet the anticipated needs of our customers. We plan to increase our capacity for 65nm and below process geometry technologies in 2009 by approximately 23% compared to 2008. This increase in 65nm capacity is partly a result of optimizing the mix between 0.13um and 65nm capacity in our Fab 7. The 65nm capacity is expected to represent approximately 16% of our total expected capacity in 2009. We believe that increasing our foundry capacity in 65nm and below process geometry technologies will allow us to take advantage of the market opportunities opening up to Chartered as a result of the technological progress we have made in recent years.
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
     In October 2006, we announced our strategic investment in 26.7% interest in Gateway Silicon Inc, or GSI, a Taiwan-based company specializing in application specific integrated circuit and SOC design services and intellectual property development and integration. We have collaborated with GSI in developing and optimizing design services while leveraging GSI’s expertise to enhance our portfolio of value-added solutions, or VAS, and are planning to continue such collaboration activities for our advanced technology nodes. The VAS offering is based on our proven CMOS process technologies supported with cost-effective wafer fab production capacity. It provides our customers with competitive solutions to develop their products timely in markets such as wireless, consumer, RFID, security and industrial control systems.
     In June 2008, we announced our strategic investment in 36.8% interest in SOCLE Technology Corporation, or SOCLE, a Taiwan-based firm specializing in SOC design services and embedded platforms that reduce integrated circuit, or IC, development time. We have collaborated with SOCLE in developing and optimizing design services for customers targeting our advanced manufacturing processes. SOCLE provides design services and development kits based on our advanced technologies to reduce the time and effort in achieving working silicon for complex IC designs featuring embedded micro-processing unit. SOCLE is one of our several design services partners around the world.
Offer leading process technology
     We intend to continually expand our portfolio of process technologies in line with our customers’ requirements for timing and performance for use with their products. The schedule and initial process specifications of the new process technologies being developed, and to be developed, are provided by our technology roadmaps. The current roadmaps cover 2007 to 2012 and 65nm, 45nm/40nm, 32nm and 22nm logic processes, including their generic, low power and high speed variants. The roadmaps also cover 90nm and 65nm mixed-signal and RF modules, and 0.22um, 0.18um and 0.13um high voltage, one-time programmable memory and eFLASH (embedded FLASH memory, a memory based on an erasable and programmable memory technology) processes.
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
     In December 2004, we expanded our joint development efforts with IBM under our joint development agreement entered in November 2002 to include 45nm bulk CMOS process technology and in December 2006, we expanded our joint development efforts with IBM to include 32nm bulk CMOS process technology and to further define the terms of our joint development activities for 45nm bulk CMOS logic process. Our joint development efforts with IBM were further expanded in March 2008 to include 22nm bulk CMOS process technology. We expect our reciprocal manufacturing arrangement with IBM to enable us to achieve scale, cycle time and cost efficiencies in 300-mm manufacturing, while also providing customers with multiple sources of supply. The strengthening of our technology roadmap resulting from our joint development agreements with IBM and other technology partners provides us with faster access to leading-edge technology. This faster technological development allows us to target substantially more “first source” business.
     In the case of mixed signal technologies, which employ additional devices such as metal-insulator-metal capacitors and poly silicon resistors that must be characterized for mixed signal operation, timing typically follows the introduction of the logic development schedule. For RF CMOS, still more devices such as inductors and varactors must be developed, characterized and modeled. This process builds on the mixed-signal and the logic processes, and is generally expected to be ready for pilot production within six months after the logic process becomes available.
     The availability of logic, mixed signal RF CMOS, bipolar complementary metal oxide silicon, or BiCMOS, silicon germanium, and embedded memories technologies enables us to provide process solutions essential to the convergence of communication, computer and consumer applications.
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
     We manufacture semiconductors using CMOS and BiCMOS processes. CMOS is the most widely used process technology because it requires lower power than other technologies and allows dense placement of components onto a single semiconductor device. The low power consumption and high-density characteristics of the CMOS process allow the continued development of high performance semiconductor devices that are smaller and faster. BiCMOS process technology combines bipolar transistors’ attribute of high speed with the high density and low power consumption of CMOS. We use CMOS or a combination of CMOS and BiCMOS for the fabrication of semiconductor wafers, which are used in a full range of end market applications, including communications, computing, and consumer electronics. Examples of the types of semiconductors we manufacture are as follows:
•	Logic. All digital electronic systems, such as computing devices, are controlled by logic semiconductor devices which process data. Microcontrollers, microprocessors, digital signal processors and graphics chipsets are all logic devices. We manufacture logic semiconductor wafers primarily for the communications, computer and consumer markets.

•	Mixed signal. Mixed signal semiconductor devices combine analog and digital devices on a single semiconductor device to process both analog signals and digital data. Mixed signal semiconductor devices are used in applications including wireless equipment, fiber optic communications and data networking. We make mixed signal semiconductor wafers using both CMOS and BiCMOS processes.
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
Manufacturing Facilities
     As of December 31, 2008, we owned or had an interest in six fabs, all of which are located in Singapore. Fabs 2, 3 and 7 are wholly-owned and operated by our company. Fab 3E is owned and operated by Chartered Tampines, our wholly-owned subsidiary. Fab 5 is owned and operated by SMP, our joint venture company with LSI Singapore, a subsidiary of LSI Corporation. Fab 6 is owned and operated by CSP, our joint venture company with Avago, EDB Investments and Singapex. Fab 1, which was wholly-owned by our company, ceased operations at the end of March 2004 and some of its operations were moved to Fab 2. We do not have a Fab 4.
Production Capacity and Utilization
     The following table reflects our capacity utilization in our fabs, including our share of SMP, for the periods indicated.
Quarterly Shipments and Capacity

Data Including Chartered’s Share of	1Q	2Q	3Q	4Q	1Q	2Q	3Q	4Q
SMP	2007	2007	2007	2007	2008	2008	2008	2008
Thousand eight-inch equivalent wafers:
Total wafers shipped	325.6	381.6	426.1	415.5	457.2	548.5	544.5	377.7
Total capacity	462.4	483.0	502.2	512.4	534.4	624.8	638.9	645.2
Utilization	70%	79%	85%	81%	86%	88%	85%	59%

	1Q	2Q	3Q	4Q	1Q	2Q	3Q	4Q
Capacity by Fab	2007	2007	2007	2007	2008	2008	2008	2008
Thousand eight-inch equivalent wafers:
Fab 2	142.6	153.8	155.5	155.5	153.8	153.8	155.5	155.5
Fab 3	69.5	70.3	70.4	70.4	74.8	80.4	83.1	83.1
Fab 3E(1)	—	—	—	—	—	74.3	75.1	75.1
Fab 5(2)	34.6	34.9	35.3	35.3	35.5	35.5	35.9	35.9
Fab 6	114.5	115.8	117.0	120.0	120.2	126.2	127.4	130.2
Fab 7	101.2	108.2	124.0	131.2	150.1	154.6	161.9	165.4

Total	462.4	483.0	502.2	512.4	534.4	624.8	638.9	645.2

Notes:

(1)	We acquired Fab 3E on March 31, 2008 upon our acquisition of 100% of the shares in Chartered Tampines, which owns and operates Fab 3E.

(2)	49% of total capacity, based on Chartered’s equity ownership.
Wafer Capacity
     Our fab capacity plans have been updated consistent with our company’s efforts to better align manufacturing capability with our growing market opportunities in leading-edge technologies. We expect to achieve total wafer capacity of approximately 2,600,000 wafers (eight-inch equivalent) for the full year 2009, compared to approximately 2,400,000 wafers (eight-inch equivalent) for the full year 2008. We plan to increase our capacity for 65nm and below process geometry technologies in 2009 by approximately 23% as compared to 2008. This increase in 65nm capacity is partly a result of optimizing the mix between 0.13um and 65nm capacity in our Fab 7. The 65nm capacity is expected to represent approximately 16% of our total expected wafer capacity in 2009.
     The following table reflects our estimated full wafer capacity for each of our fabs and the fab of our equity-method joint venture company, SMP (Fab 5).

	Fab 2	Fab 3	Fab 3E(1)	Fab 5 (SMP)(1)	Fab 6 (CSP)(1)	Fab 7
Production commenced	1995	1997	1997	1999	2000	2005

Estimated full capacity(2)	50,000 wafers	28,000 wafers	34,000 wafers	26,000 wafers	45,000 wafers	45,000 wafers
	per month	per month	per month	per month	per month	per month(3)

Wafer size	Eight-inch	Eight-inch	Eight-inch	Eight-inch	Eight-inch	Twelve-inch
	(200-mm)	(200-mm)	(200-mm)	(200-mm)	(200-mm)	(300-mm)

Process	0.6 to 0.3um(4)	0.35 to 0.18um(4)	0.25 to 0.18um(4)	0.25 to 0.13um(4)	0.18 to 0.11um(4)	0.13um and
technologies(4)						below process
geometry
technologies
including 90nm,
65nm, 45nm and
40nm(4)

Manufacturing	Digital; Mixed	Digital; Mixed	Digital; Mixed	Digital; RF	High	High
technologies(5)	Signal; RF	Signal; RF	Signal, RF	CMOS;	performance,	performance,
	eSRAM	CMOS;	CMOS;	BiCMOS;	high-density	high-density
	HVCMOS; EEPROM;	SRAM; eSRAM;	eSRAM; HVCMOS;	Mixed-Signal; SRAM;	CMOS; high density SRAM;	CMOS; eSRAM;
	DMOS;	BiCMOS;	eFlash	eSRAM;	eSRAM, Mixed	Mixed signal;
	BiCMOS,	OTP;		OTP;	signal; RF	RFCMOS; OTP;
	BiPolar; OTP;	HVCMOS,		HVCMOS,	CMOS; OTP;	SOI
	PowerMos	eFlash		eFlash	HVCMOS

Clean room	111,700 sq. ft.	82,300 sq. ft.	129,100 sq. ft.	97,800 sq. ft.	139,800 sq. ft.	238,200 sq. ft.
	Class-1	Class-1	Class-1	Class-1	Class-1 SMIF(6)	Class-1 SMIF(6)
	SMIF(6)	SMIF(6)	Non SMIF(6)	SMIF(6)

Notes:

(1)	With respect to Fab 5 and Fab 6, the information includes capacity of our strategic partners. With respect to Fab 3E, in March 2008, we completed our acquisition of 100% of the shares in Chartered Tampines which owns and operates Fab 3E, an eight-inch wafer fabrication facility located in Singapore.

(2)	Estimated full capacity is the production output capability based on our current and anticipated process technology mix, which may vary. Our projections of estimated full capacity have varied from previous projections in terms of number of wafers because of revisions to our earlier plans, including changes to our capacity expansion plans and capacity allocation in process technology mix. Such changes reflect developments in market conditions and demand.

(3)	Equivalent to 101,250 eight-inch wafers per month. A conversion rate of 2.25 is utilized in determining the number of eight-inch wafer equivalent to that of twelve-inch wafers. We are taking a phased approach to the full equipping of Fab 7 to 45,000 300-mm wafers per month, and this is expected to take a number of years and will be paced by customer demand and industry conditions.

(4)	Some of these manufacturing processes are preliminary and their successful implementation depends on various factors, including our ability to achieve advances in process technology or to obtain access to advanced process technology developed by others, or in the case of our 0.18um capability in Fab 3, our ability to leverage on certain tool capacities in SMP. These fabs can be retrofitted to achieve smaller process geometry technologies than those shown above.

(5)	Some of these manufacturing technologies are preliminary and their successful implementation depends on various factors, including our ability to achieve advances in manufacturing technology or to obtain access to advanced manufacturing technology developed by others. EEPROMs are electrically erasable programmable read-only memory devices. SRAMs are static random access memory devices. eSRAMs are embedded static random access memory devices. CMOS means complementary metal oxide silicon. RFCMOS means radio frequency complementary metal oxide silicon. BiCMOS means bipolar complementary metal oxide silicon. HVCMOS refers to high voltage complementary metal oxide silicon. DMOS refers to double diffused vertical MOSFET (metal oxide semiconductor field effect transistor). OTP refers to one time programmable memory. SOI refers to Silicon-On-Insulator. PowerMos refers to discrete metal oxide silicon transistor to control high power.

(6)	Class 1 is a measurement of air cleanliness in which the amount of particles is controlled to no more that one particle at 0.5um per cubic foot of air. SMIF means standard mechanical interface.
     All our production fabs generally operate 24 hours per day, seven days per week. The only exceptions are when scheduled maintenance requires a facility shut-down, or in periods of weak demand where the fabs that are not required to meet manufacturing schedules are left to idle to reduce certain operating costs. Regular maintenance is otherwise performed concurrently with production. Whether we choose to carry out scheduled maintenance requiring a facility shut-down or regular maintenance performed concurrently with production depends on which is more appropriate at any given time, having regard to minimizing disruption to our production schedule.
     The following table sets forth information regarding the total shipments of eight-inch equivalent wafers of our fabs, including our share of SMP:

	Year Ended December 31,
	2004	2005	2006	2007	2008
	(in thousands)
Total Shipments	1,035	1,052	1,365	1,549	1,928
Quality Assurance Programs
     We have implemented systems to ensure that products manufactured at our facilities in Singapore meet or exceed our customers’ specifications on quality and reliability. Our in-house laboratories are equipped with advanced analytical tools, providing the necessary equipment and resources for our engineering and R&D staff to continuously enhance product quality and reliability. Our quality assurance staff comprises engineers, technicians and other employees who monitor and control our manufacturing processes.
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
     We are also certified to ISO/TS 16949 standards and have met the yearly surveillance and 3-yearly re-certification audit requirements. ISO/TS 16949 is considered to be one of the most comprehensive quality standards in the industry. It defines the quality system requirements for use in the automotive supply chain, which some of our products may go into, and requires companies to emphasize meeting customer requirements, defect prevention, reduction of variation and waste in the supply chain and to continually improve the effectiveness and efficiency of business processes. The ISO 9001 and ISO/TS 16949 certifications involve stringent periodic third party review and verification of our production processes and quality management systems. Our customers often look to these certifications as a recognition of our manufacturing excellence and quality standards.
Strategic Business and Technology Alliances
IBM, Infineon, Samsung, Toshiba, STMicroelectronics, AMD and NEC
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
     In June 2003, we extended the IBM joint development agreement to include Infineon and in March 2004, the agreement was further extended to include Samsung for the joint development of a common advanced foundry manufacturing bulk CMOS process technology at 65nm, as well as variants of that process modified for high performance and low power products. In December 2004, we expanded our joint development efforts with IBM to include 45nm bulk CMOS process technology and in December 2006, we further extended our cooperation with IBM with a new agreement for the joint development of 32nm bulk CMOS process as well as for the expansion of our 45nm bulk CMOS process joint development activities. In March 2008, we further extended our joint development efforts with IBM to include 22nm bulk CMOS process. Our joint development with IBM and our other technology partners now spans five separate generations of technologies from 90nm, 65nm, 45nm, 32nm to 22nm. With IBM, we have jointly completed the development of 90nm, 65nm and 45nm bulk CMOS process. The development of 32nm and 22nm bulk CMOS process is currently being carried out at IBM’s facilities at East Fishkill, New York. Each participating company to a particular joint development activity with IBM will have the ability to implement the jointly developed processes in its manufacturing facilities. Accordingly, Chartered has the ability to implement the jointly developed 90nm, 65nm and 45nm bulk CMOS process as well as the 32nm and 22nm bulk CMOS process, when developed, in our manufacturing facility.
     Our agreement with IBM includes a reciprocal manufacturing arrangement pursuant to which we are able to offer our customers some capacity in IBM’s 300-mm chip manufacturing facility in East Fishkill, New York. In turn, IBM is able to utilize some capacity in our 300-mm Fab 7 to help meet additional capacity requirements. In order to reserve such capacity, we and IBM placed deposits with each other. Neither IBM nor we are required, however, to utilize this capacity. The capacity that we had reserved in IBM’s 300-mm chip manufacturing facility in East Fishkill, New York, was intended to support our customers’ capacity requirements while Fab 7 was not in the production stage. As our Fab 7 has commenced production and we intend to fully equip Fab 7 to a capacity of 45,000 300-mm wafers per month over the next few years depending on customer demand and industry conditions, we believe that we will have sufficient capacity in Fab 7 to support our customers’ capacity requirements for 300-mm wafers. Accordingly, in March 2006, IBM and our company reached an agreement pursuant to which IBM refunded the deposit that we had placed with IBM for the purposes of reserving manufacturing capacity at IBM’s facility at East Fishkill, New York. As a result of the refund of deposit from IBM in April 2006, IBM is no longer required to reserve any capacity for us.
     We are also involved in the Design Enablement Program together with IBM, Samsung and Infineon for the development activities at 45nm and with IBM, Infineon, Samsung, Toshiba, STMicroelectronics, AMD and NEC for the development activities at 32nm and with IBM and AMD for the development activities at 22nm. We are working with IBM to bring leading and new EDA vendors and intellectual property companies to develop platform solutions. The Design Enablement Program sets a platform for foundry compatibility, design portability and flexible sourcing between our company and our Design Enablement Program technology partners. The Design Enablement Program facilitates designers in the development of compatible design layout files that can be used interchangeably across manufacturing facilities at our company and our other technology partners. Many EDA and intellectual property companies have supported and developed solutions on Chartered’s processes. Chartered will continue to expand our design service partnership network to improve our customers’ access to more expertise, allowing broader choices and more flexibility for their chip development. Since July 2005, we extended our technology development activities with IBM and Samsung for DFM development and in September 2007, we formalized this relationship in a written agreement. In September 2008, our company announced the development of a comprehensive 32nm and 28nm SOC design platform based on high-k metal gate technology from the IBM-led joint-development alliance.
     Through our joint development program with IBM and our other technology partners as well as our manufacturing arrangement with IBM, we are seeking to achieve scale, cycle time and cost efficiencies in both leading-edge process technology development and 300-mm manufacturing, while also providing customers multiple sources of supply.
Chartered Silicon Partners
     Our subsidiary, CSP, was established in March 1997 and is a joint venture with Avago, EDB Investments and Singapex. Avago’s shares in CSP were previously owned by Agilent Technologies Europe B.V. As part of Agilent Technologies, Inc’s restructuring in 2005, Agilent Technologies Europe B.V. transferred its entire shareholding in, as well as its rights and obligations in relation to, CSP to Avago in January 2006 and consequently, Avago has replaced Agilent Technologies Europe B.V. in January 2006 as a shareholder of CSP. Currently, Chartered, EDB Investments, Avago and Singapex hold 51.0%, 26.5%, 15.0%, and 7.5% equity interests in CSP, respectively.
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
     CSP’s Board of Directors comprises eight directors. As long as we own more than 50% of CSP, we can elect four of the directors. The joint venture parties had in 2001 agreed with Agilent Technologies Europe B.V. that the two directors appointed by Agilent Technologies Europe B.V. would remain on CSP’s Board of Directors even after it reduced its ownership in CSP to 15%, except that they would not have voting rights. Avago is subject to the same arrangement and may elect two directors as long as it owns at least 15% of CSP, although its directors have no voting rights. EDB Investments can elect one director as long as it holds any ownership interest in CSP and Singapex can elect one director as long as it holds at least 7.5% of CSP. In March 2008, Singapex waived some of its rights under the joint venture agreement and CSP’s Articles of Association which, among others, include the waiver of its right to appoint a Singapex director to serve on CSP’s Board of Directors and the requirement for CSP to obtain approval from a Singapex appointed director of CSP in connection with the passing of resolutions by way of circulation in writing. In August 2008, Avago also waived some of its rights under the joint venture agreement and CSP’s Articles of Association which, among others, include the waiver of its right to appoint two Avago directors to serve on CSP’s Board of Directors.
     We and Agilent Technologies, Inc. contributed the original process technologies needed by CSP. These process technologies are licensed to CSP for its own use and CSP cannot sub-license them to others. Agilent Technologies, Inc., CSP and ourselves also cross-license the rights to use such technologies to one another. These cross-licenses allow our respective companies to use the process technologies and related intellectual property licensed to CSP in our respective manufacturing facilities for our general businesses even if they are not related to CSP. Agilent Technologies, Inc. has ceased its technology development for technology nodes beyond 0.25um, and as such, Agilent Technologies, Inc. has ceased to contribute any process technologies involving these technology nodes to CSP and CSP has since then been relying solely on the process technologies contributed by our company. As part of Agilent Technologies, Inc.’s sale of its Semiconductor Products Group to Avago Technologies Limited, Agilent Technologies, Inc. has, with effect from December 2005, transferred or assigned all its rights and obligations under the cross-licenses to Avago.
     Pursuant to our joint venture agreement, the CSP alliance will continue indefinitely as long as there are two or more parties to the alliance. Before any transfer of an interest in CSP can occur, the non-transferring parties may exercise a right of first refusal with respect to the interests proposed to be transferred. Upon a serious, uncured default of the joint-venture agreement, the non-defaulting parties have the right to purchase all of the defaulting party’s interest in CSP for fair value, as defined in the agreement. Upon a change of control of a party, the other parties have the right to purchase, at fair value, all of such party’s interest in CSP. A change of control is triggered if more than 50% of the issued voting shares of a party is acquired by any person other than by a related corporation of such party. However, a change of control of a party pursuant to or after a listing on a stock exchange of the shares in the capital of such party shall not trigger the right of the other parties to purchase the affected party’s interest.
Silicon Manufacturing Partners
     In December 1997, we entered into the SMP strategic business alliance with Lucent Technologies Microelectronics Pte. Ltd., which subsequently changed its name to Agere Systems Singapore Pte Ltd, relating to the joint venture ownership of Fab 5. In April 2007, Agere Systems Singapore’s parent company, Agere Systems Inc., completed its merger with LSI Logic Corporation which resulted in Agere Systems Inc. becoming LSI Logic Corporation’s wholly-owned subsidiary. In connection with the merger, LSI Logic Corporation changed its name to LSI Corporation and Agere Systems Inc.’s wholly-owned subsidiary, Agere Systems Singapore, changed its name to LSI Technology Singapore Pte. Ltd..
     LSI Singapore has a 51% equity interest in SMP and we have a 49% equity interest. SMP’s Board of Directors comprises five directors, three of whom are elected by LSI Singapore and the remaining two are elected by us. We nominate the chairman of the Board of Directors and the general manager, while LSI Singapore names the finance director.
     Pursuant to our agreement, the SMP strategic business alliance continues indefinitely until it is terminated by written notice by either party. Termination of the alliance will take effect two years from the date of any such termination notice. In addition, the parties may only transfer their interests to their respective affiliates. Upon our dissolution, winding up or liquidation, LSI Singapore can purchase all of our interests in SMP for fair value, as defined in the agreement. Upon any serious, uncured breach by us of our agreement, LSI Singapore has the right to sell all of its interest in SMP to us at the higher of fair value or the value of its interest based on SMP’s net book value, as defined in the agreement. Upon LSI Singapore’s dissolution, winding up or liquidation, we have the right to purchase all of its interest in SMP for fair value. Upon any serious, uncured breach by LSI Singapore of our agreement, we have the right to purchase all of its interest in

SMP at 90% of fair value. Upon a change of control of our company, we shall purchase, at fair value, all of LSI Singapore’s interest in SMP. Upon a change of control of LSI Singapore, we shall have the right to purchase, at fair value, all of LSI Singapore’s interest in SMP. A change of control is triggered if more than 50% of the issued voting shares of a party is acquired by any person other than by a related corporation of such party. However, a change of control of a party pursuant to or after a listing on a stock exchange of the shares in the capital of such party shall not trigger the right of the other party to purchase the affected party’s interest.
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
     We and LSI Singapore have an assured supply and demand agreement with SMP. The agreement was intended to ensure that all of the fixed costs of SMP are recovered by allocating all of its wafer capacity to our company and LSI Singapore in accordance with the respective parties’ equity interest in SMP and each party would bear the fixed costs attributable to its allocated capacity. In September 2004, we and LSI Singapore entered into an agreement pursuant to which both parties agreed to annually reimburse SMP for any losses suffered by SMP that are attributable to the respective parties. For the year ended December 31, 2008, SMP did not suffer any losses that were attributable to our company and accordingly no reimbursements were payable by our company to SMP. There were also no such reimbursements payable to SMP by our company in 2006 or 2007. To the extent that the number of wafers that are produced for sale to our customers are less than our allocated capacity in the future, there is no assurance that there will be no reimbursements payable to SMP by our company in respect of unrecovered fixed costs of SMP.
     Certain management and corporate support functions, including accounting, financial, sales and marketing, are shared by Chartered and SMP. Chartered allocates a portion of the shared costs to SMP, which is recorded as a reduction of the related expenses.
     SMP owns and operates Fab 5, which is located on the same premises as the other manufacturing facilities on our Woodlands campus. SMP owns the equipment used in Fab 5 and leases the space for Fab 5 from us. With effect from October 2001, LSI Singapore and we agreed to run Fab 5 and Fab 3 as one integrated operation, while retaining the existing ownership and corporate structure of SMP. The fabs shared a single shell but had two separate administrative structures prior to their operational integration. By implementing this change, we and LSI Singapore are able to free up key technical resources and also provide enhanced flexibility and better utilization of the combined equipment base.
     We account for our 49% investment in SMP using the equity method. Under the strategic business alliance agreement, we and LSI Singapore, the majority shareholder, do not share SMP’s net results in the same ratio as our equity holdings. Instead, each party is entitled to the gross profits from sales to the customers that it directs to SMP, after deducting its share of the overhead costs of SMP. Accordingly, we account for our share of SMP’s net results based on the gross sales to the customers that we direct to SMP, after deducting our share of the overhead costs.
     The Supplemental Agreement to the Joint Venture Agreement entered into in September 2004 also provided that SMP could pay dividends out of the profits of the joint venture determined on a year-to-year basis rather than on a cumulative basis as was the case previously. We received dividends of $38.2 million, $33.6 million and $34.2 million from SMP for the years ended December 31, 2006, December 31, 2007 and December 31, 2008, respectively.
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
     In October 2005, SMP reorganized its paid-up share capital and authorized a return of a portion to its shareholders in the form of cash, our entitlement being $20.4 million, in a capital reduction sanctioned by the High Court of Singapore. In 2005, we received $17.3 million arising from the return of capital approved in 2005. In October 2006, the board of directors of SMP agreed to further reduce the issued and paid-up capital of SMP from S$141,515,511 divided into 69,343,426 “A” ordinary shares and 72,172,085 “B” ordinary shares to S$74,159,103 divided into 69,343,426 “A” ordinary shares and 72,172,085 “B” ordinary shares. This second capital reduction for SMP was approved by the High Court of Singapore on November 9, 2006, and made effective pursuant to the lodgment of the Order of Court with the Accounting and Corporate Regulatory Authority of Singapore on November 13, 2006. Our entitlement arising from the second return of capital from SMP was $19.1 million. In 2006, we received $16.9 million arising from both the first and the second returns of capital from SMP. In 2007, we received $7.4 million arising from the second return of capital from SMP. As of December 31, 2007, we received in full our entitlement arising from both the first and the second returns of capital from SMP.
Customers and Markets
     We manufactured semiconductors for over 150 different active customers in 2008. Our top five customers in 2008 collectively accounted for approximately 63% of our total net revenue in 2008, compared with approximately 61% in the previous year. Broadcom and Qualcomm Global Trading, Inc., each exceeded 10% of our total net revenue in 2008 compared with 2007 where Broadcom and AMD each exceeded 10% of our total net revenue. As the end markets we serve are typically cyclical, our top customers may change from period to period depending on the strength of various market segments.
     The following table sets forth our customers who have each exceeded 10% of our total net revenue in 2008 in order of revenue:

Customer	Representative Products or Applications
Broadcom	Local area network switches/routers, set-top boxes, cable modems, ethernet transceivers, network processors, bluetooth and high definition TV.

Qualcomm Global Trading, Inc.	Mobile phone handsets
     We geographically categorize a sale based on the region in which the customer is headquartered. The following table sets forth the geographical distribution of our revenue for the periods indicated:
     By Percentage:

	2006	2007	2008
Americas(1)	77%	72%	64%
Europe	9	8	9
Asia-Pacific
— Singapore	3	3	3
— Taiwan	8	15	14
— Others	1	1	2
Japan	2	1	8

Total	100%	100%	100%

By $ (in thousands):

	2006	2007	2008
Americas(1)	$1,089,068	$972,773	$1,055,171
Europe	129,619	114,178	155,031
Asia-Pacific
— Singapore	37,716	39,434	54,333
— Taiwan	122,881	205,285	236,571
— Others	11,380	14,984	35,586
Japan	23,861	8,832	124,428

Total	$1,414,525	$1,355,486	$1,661,120

Note:

(1)	Comprises the United States of America and Canada.
     We expect that the majority of our sales will continue to be made to companies headquartered in the U.S. or to overseas affiliates of U.S. companies. All of our sales are direct sales to our customers with delivery in Singapore. We provide customer support in the U.S. through a wholly-owned subsidiary located in Milpitas, California which has an additional office in Austin, Texas. We also maintain customer support offices in Hsin-Chu, Taiwan; Yokohama, Japan; London, United Kingdom; Munich, Germany; and Shanghai, China. We closed our customer support offices in Paris,

France; and Seoul, Korea in April 2008 and December 2008, respectively.
     We currently allocate a portion of our wafer manufacturing capacity to certain customers under several types of agreements.
     Please refer to “Item 5. Operating and Financial Review and Prospects – Results of Operations” for a breakdown of our revenues by market sector and by technology.
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
Research and Development
     The semiconductor industry is characterized by rapid and relentless technical advances. We believe effective R&D is essential to our success, as that R&D spawns the leading-edge technologies that are critical to attracting and retaining customers who design highly sophisticated semiconductors. In 2006, 2007 and 2008, our research and development expenses, including our share of expenses related to the IBM joint development agreement, were $152.8 million, $159.8 million and $177.9 million, respectively. Those expenses represented 10.8%, 11.8% and 10.7% of our net revenue for the respective periods. As of December 31, 2007, we employed 501 professionals in our R&D department, 109 of whom have doctorate degrees. As of December 31, 2008, we employed 602 professionals in our R&D department, 128 of whom have doctorate degrees.
     Our investment in R&D allows us to continue developing new and advanced processes down to the 22nm technology node and beyond. The R&D programs are structured to ensure that our baseline manufacturing processes accommodate new technology modules that are the heart of highly differentiated system-level applications.
     Periodically, we update our technology roadmap based on industry trends, expected customer adoption of the technology and our internal development plans.
     In June 2003, we and IBM extended our joint development agreement to include Infineon and in March 2004, the agreement was extended to include Samsung. The March 2004 agreement replaced our joint development agreement with IBM and Infineon. Under the March 2004 agreement, IBM, Infineon, Samsung and Chartered jointly developed a common advanced foundry manufacturing bulk CMOS process technology at 65nm, as well as variants of that process modified for high performance and low power products.
     In December 2004, we and IBM expanded our joint development efforts to include 45nm bulk CMOS process technology and in December 2006, we further expanded our joint development efforts with IBM to include 32nm bulk CMOS process technology and to further define the terms of our joint development activities for 45nm bulk CMOS process technology. Our joint development efforts with IBM were further expanded in March 2008 to include 22nm bulk CMOS process technology. We believe the joint development efforts with our technology partners enable us to achieve scale, cycle time and cost efficiencies in both leading-edge process technology and 300-mm manufacturing, while also providing customers multiple sources of supply. The strengthening of our technology roadmap resulting from our joint development agreements with IBM and other technology partners provides us with faster access to leading-edge technology. This faster technological development allows us to target substantially more “first source” business.
     We have received grants from various agencies of the Government of Singapore. The amounts under these grants relate to a portion of depreciation expenses arising from our R&D related capital expenditures and certain training and staffing costs associated with some of our process technology development programs and staff training programs. In 2006, 2007 and 2008, $1.9 million, $8.5 million and $14.4 million, respectively, of such grants were disbursed to us. These grants are disbursed in connection with R&D and training carried out in Singapore based on the amount of expenditures incurred and achievement of the conditions attached to the grant. We recognize grants when there is reasonable assurance that the conditions attached to the grants will be complied with and that the grants will be received. The grants are recorded as a reduction of the expenses which they are intended to reimburse. The grants recorded in 2006, 2007 and 2008 were $4.6 million, $20.1 million and $19.0 million, respectively.
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
     As of December 31, 2008, we have filed an aggregate of 2,611 patent applications worldwide (1,215 of which had been filed in the U.S.) and held an aggregate of 1,762 issued patents worldwide (883 of which are issued U.S. patents). Of the 1,215 aggregate applications filed in the U.S., 883 had been issued as of December 31, 2008 and 4 have been allowed but not issued. Those 4 allowed patent applications will be issued if and when we pay the applicable issuance fee. (Note: References in this paragraph to aggregate figures include not only the figures for the period itself but figures for previous years as well. Accordingly, if an aggregate of 2,611 patent applications have been filed as of December 31, 2008, these include not only the patent applications filed in the 12 months ended December 31, 2008 but all patent applications previously filed by our company.)
     The number of patent applications filed by us in 2007 and 2008 were 154 and 156, respectively, and the number of patents issued to us in 2007 and 2008 were 142 (of which 42 were issued U.S. patents) and 118 (of which 37 were issued U.S. patents), respectively.
     Our issued patents have expiration dates ranging from 2011 to 2027. All of the allowed and pending patents will expire after 2028. We have also entered into various patent licenses and cross-licenses with major semiconductor companies. We may choose to renew our present licenses or to obtain additional technology licenses in the future. There can be no assurance that any such licenses will be obtained on commercially reasonable terms.
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
Competition
     The worldwide semiconductor foundry industry is highly competitive. Our principal competitors are TSMC, UMC and SMIC as well as the foundry operation services of some IDMs, such as IBM and Samsung. IDMs principally manufacture and sell their own proprietary semiconductor products, but may offer foundry services. In addition to those well-established companies, new entrants to the semiconductor foundry industry, such as “The Foundry Company” resulting from the collaboration between AMD and Advanced Technology Investment Company of Abu Dhabi, may also have an impact on our business though we are presently unable to ascertain the extent of the impact. Our competitors may have greater access to capital and substantially greater production, R&D, marketing and other resources than we do. As a result, these companies may be able to compete more aggressively over a longer period of time than we can.
     In addition, if semiconductor manufacturers, including our primary competitors, decide to increase their manufacturing capacity and if growth in demand for this capacity fails to match the growth in supply or occurs more slowly than anticipated, there may be more intense competition and pressure on the pricing of our services may result. Any significant increase in competition may erode our profit margins and weaken our earnings.
     The principal elements of competition in the wafer foundry market include technical competence, time-to-market, R&D, quality, available capacity, device yields, customer service, price, design services, access to intellectual property and EDA tool support.
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
     In addition, we also have various insurance policies in place which cover our employees, including our key employees, for work-related and general claims, including hospitalization, personal accidents, business travel and work injury compensation.
     While we believe that our insurance coverage is adequate, significant damage to any of our production facilities, whether as a result of fire or other causes, could seriously harm our company. We do not insure against the loss of key personnel.
C. ORGANIZATIONAL STRUCTURE
     As of December 31, 2008, Chartered is part of the Temasek group of companies. A description of the Temasek group and Chartered’s position within the group may be found at “Item 7. Major Shareholders and Related Party Transactions — Related Party Transactions — The Temasek Group.”

     Currently, Chartered has six subsidiaries, the particulars of which are as follows:

			Proportion of
	Country of	Date of	Ownership
Name of Subsidiary	Incorporation	Incorporation	Interest
Chartered Silicon Partners Pte Ltd	Singapore	March 1997	51%
Chartered Semiconductor Manufacturing Incorporated	U.S.	June 1991	100%
Chartered Semiconductor Japan Kabushiki Kaisha	Japan	October 2000	100%
Chartered Semiconductor Taiwan Ltd	Taiwan	August 2000	100%
Chartered Semiconductor Europe Limited	England and Wales	March 2001	100%
Chartered Semiconductor Manufacturing (Tampines) Pte. Ltd.	Singapore	June 1996(1)	100%

Note:

(1)	We acquired 100% of the shares in Hitachi Semiconductor Singapore Pte. Ltd. on March 31, 2008. Following our acquisition, we renamed the company Chartered Semiconductor Manufacturing (Tampines) Pte. Ltd.
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
     Fabs 2 and 3 and our corporate offices are located on land which we lease from Terra Investments Pte. Ltd., or Terra, a wholly-owned subsidiary of Temasek, which in turn leases the land from Jurong Town Corporation, or JTC, a statutory board established by the Government of Singapore to develop and manage industrial estates in Singapore. These leases are for a total land area of approximately 89,419 square meters, or sq m, and the leases run until 2024 with conditional options to extend the leases for another 30 years. The sub-leases for Fab 2 and Fab 3 require us to make rental payments to Terra at rates equal to the rent paid by Terra to JTC for the subject land through 2024. The sub-leases are registered with the Singapore Land Authority (see “Item 19. Exhibits — Exhibit 4.12.1” and “— Exhibit 4.12.3”).
     The site slurry treatment plant for Fab 3 is also located on land which we lease from Terra, which in turn leases the land from JTC. This lease is for a land area of approximately 820 sq m and the lease runs until 2030 with a conditional option to extend for another 30 years. We are required to make rental payments to Terra at rates equal to the rent paid by Terra to JTC for the subject land through 2030 (see “Item 19. Exhibits — Exhibit 4.13.1” and “— Exhibit 4.13.2”). In January 2007, we entered into a supplemental agreement with Terra to amend the terms of the rental payments from an annual fixed percentage rent increment to a rate based on the market rent then prevailing (see “Item 19. Exhibits — Exhibit 4.13.3”).
     The rent paid by our company for the land on which Fab 2 is located was $1.2 million in 2008 and the rent paid by our company for the land on which Fab 3 and the site slurry treatment plant for Fab 3 are located was $0.8 million in 2008. The yearly rental rates for the land on which Fabs 2 and 3 are located are subject to an increase of 9% per annum (compounded annually) while the yearly rental rate for the land on which the site slurry treatment plant is located is based on the prevailing market rent subject to an annual rent not exceeding an increase of 5.5% of the previous year’s rent.
     On March 31, 2008, we completed our acquisition to purchase 100% of the shares in Chartered Tampines, which owns and operates an eight-inch wafer fabrication facility located in Singapore. Chartered Tampines is located on land which is leased from JTC. This lease which is registered with the Singapore Land Authority is for a land area of approximately 93,487 sq m and the lease runs until 2026 with a conditional option to extend for an additional 30 years (see “Item 19. Exhibits — Exhibit 4.14”). The rent paid by Chartered Tampines from April 1, 2008 (following our acquisition of Chartered Tampines) to December 31, 2008 was $0.8 million. The yearly rental rate for the land on which Chartered Tampines is located is based on the prevailing market rent subject to an annual rent not exceeding an increase of 5.5% of the previous year’s rent.
     CSP leases the land on which Fab 6 is located from Terra, which in turn leases it from JTC. The lease is for a land area of approximately 47,640 sq m and the lease runs until 2027 with a conditional option to extend for an additional 30 years. CSP is required to make rental payments to Terra at rates equal to the rent paid by Terra to JTC for the subject land through 2027 (see “Item 19. Exhibits — Exhibit 4.15.2” and “— Exhibit 4.15.3”). The rent paid by our company for the lease of the land on which Fab 6 is located was $0.6 million in 2008. The yearly rental rate for the land on which Fab 6 is located is based on prevailing market rent subject to an annual rent not exceeding an increase of 7.6% of the previous year’s rent.
     Fab 7 is located on land which we lease from Terra which in turn leases the land from JTC. The lease is for a land area of approximately 42,165 sq m and the lease runs until 2030 with a conditional option to extend for an additional 30 years. Our company is required to make rental payments to Terra at rates equal to the rent paid by Terra to JTC for the subject land through 2030 (see “Item 19. Exhibits — Exhibit 4.16.1” and “—Exhibit 4.16.3”). In January 2007, we entered into a supplemental agreement with Terra to amend the terms of the rental payments from an annual fixed percentage rent increment to a rate based on the market rent then prevailing (see “Item 19. Exhibits — Exhibit 4.16.4”). The rent paid by our company for the lease of the land on which Fab 7 is located was $0.5 million in 2008. The yearly rental rate for the land on which Fab 7 is located is based on the prevailing market rent subject to an annual rent not exceeding 5.5% of the previous year’s rent.
     In 2006, we leased an additional plot of land from Terra which in turn leased the land from JTC. The lease is for a land area of approximately 7,830 sq m and the lease runs until 2030. We are using this additional plot of land for ancillary purposes to support our company’s business operations. Our company has in 2006 paid in full all rental payments due for this lease in the sum of $1.3 million (see “Item 19. Exhibits — Exhibit 4.17.1”, “— Exhibit 4.17.2” and “— Exhibit 4.17.3”).
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
EXECUTIVE OVERVIEW
     Chartered is one of the world’s leading dedicated semiconductor foundries. We provide comprehensive wafer fabrication services and technologies to semiconductor suppliers and systems companies and focus on providing foundry services to customers that serve high-growth, technologically advanced applications for the communications, consumer and computer sectors. We currently own, or have an interest in, six fabrication facilities — Fabs 2, 3, 3E, 5, 6 and 7, all of which are located in Singapore. We have service operations in nine locations in seven countries throughout North America, Europe and Asia. Our principal customers are located in the U.S., Taiwan, Europe and Japan. We derive revenues primarily from fabricating semiconductor wafers and, to a lesser extent, from providing associated subcontracted assembly and test services and pre-fabricating services.
     As a dedicated foundry, our financial performance largely depends on a number of internal factors including timeliness in introducing technology and manufacturing solutions, ability to enter into arrangements with diverse customers for high volume production, product mix and maintaining high utilization rates of our capacity, as well as external factors such as product pricing, general economic and semiconductor market conditions and industry cycles.
     To enhance our position in technology and manufacturing solutions in the marketplace, we collaborate with other companies in the industry to develop the required solutions including process and manufacturing technologies, as well as electronic design automation and intellectual property enablement. This collaborative model allows for sharing of cost and risks while accelerating our progress. A critical competency required in the foundry business is the ability to manufacture wafers efficiently for a diverse group of customers with a large number of products and devices. We strive to achieve this objective in our operations and serve multiple customers in the communications, consumer and computer sectors of the market. However, we do not set limits for our exposure in any specific sector mentioned above.

     Customers expect top-tier foundries to continuously invest in leading-edge capabilities to serve their needs in a timely manner. The equipment used in a foundry’s manufacturing facilities is complex and sophisticated and requires a high level of investment. We make ongoing capital expenditure decisions based on an analysis of industry and market conditions, and opportunities and expected demand from existing and prospective customers. Due to the high level of investments made in equipment, a significant amount of our cost is fixed in nature in the form of depreciation. Therefore, maintaining a high rate of utilization of our manufacturing capacity is critical to generating healthy financial performance.
     We are continuously committed to maximizing shareholder value.  We (or our shareholders, Temasek or ST Semiconductors) may consider strategic transactions from time to time if and when the opportunity arises.  While the chances of such transactions occurring are uncertain, they may take many forms, including a purchase and/or sale of outstanding ordinary shares, sale of assets, acquisition, merger or joint venture.
INDUSTRY OVERVIEW
     Certain industry-specific factors can have a significant impact on our results of operations as well as our liquidity. These include cyclicality of the semiconductor industry, the substantial capital expenditures needed to remain competitive, challenges related to pricing, product mix and technology migration and capacity utilization rates. These are discussed in more detail below.
Cyclicality of the Semiconductor Industry
     The semiconductor industry is highly cyclical. For example, according to the Semiconductor Industry Association, or the SIA, the worldwide semiconductor industry, in terms of revenue, had a growth rate of approximately 28% for 2004, before it decreased to approximately 7% in 2005. The growth rate then increased to approximately 9% in 2006 before it decreased again to 3% and 2% in 2007 and 2008, respectively. Fabs can take several years to plan, construct and begin operations. Therefore, during periods of favorable market conditions, semiconductor manufacturers, which include dedicated foundry service providers, often begin building new fabs in response to anticipated demand growth for semiconductors. As these new fabs commence operations, a significant amount of manufacturing capacity is made available to the semiconductor market resulting from the steep initial ramp up of these fabs. In the absence of growth in demand, or if growth occurs slower than anticipated, this would result in excess supply which would in turn result in semiconductor manufacturing overcapacity, which can lead to sharp drops in utilization of semiconductor fabs and put pressure on wafer selling prices.
Substantial Capital Expenditures
     Semiconductor manufacturing is very capital intensive in nature, requiring large investments in sophisticated facilities and equipment. From 2004 to 2008, we invested an average of $641.1 million in capital expenditures per year. These capital expenditures were primarily for leading-edge and advanced technologies in those years. These are all part of our strategy to position ourselves to serve a broad range of market needs.
Pricing, Product Mix and Technology Migration
     The pricing of a wafer is determined by the technological complexity of the device on the wafer. Production of devices with higher-level functionality and greater system-level integration requires more manufacturing steps and typically commands higher selling prices. However, increasing the technological complexity of devices that we manufacture does not necessarily lead to increased profitability because the higher selling prices for such devices may be offset by depreciation and other costs associated with an increase in the capital expenditures needed to manufacture such devices. As the price of wafers varies significantly with technology and device complexity, the mix of wafers produced affects revenue and profitability. The prices of wafers for a given level of technology and device complexity will generally decline over the product life cycle and foundries must continue to migrate to increasingly sophisticated technologies or introduce value added solutions to sustain the same level of profitability. Over the period from 2004 to 2008, our ASP per wafer (eight-inch equivalent) increased by 2.4% from $1,012 in 2004 to $1,036 in 2005 and increased by a further 7.3% to $1,112 in 2006. It subsequently decreased by 16.3% to $930 in 2007, and decreased by a further 5.0% to $884 in 2008. The decrease in our ASP in 2008 compared to 2007 was due primarily to lower selling prices across technology nodes, partially offset by a favorable product mix arising from higher shipments of 65nm products. There is no assurance that our ASP will not continue to decrease or that it will increase in the future.
Capacity Utilization Rates (based on total shipments and total capacity, both of which include our share of SMP)
     Our average capacity utilization, based on eight-inch equivalent wafers, from 2004 to 2008 is as follows:

	Year Ended December 31,
	2004(2)	2005(3)	2006	2007	2008(4)
Average capacity utilization(1)	80%	70%	77%	79%	79%

Notes:

(1)	Based on total shipments and total capacity, both of which include our share of SMP.

(2)	Fab 1 ceased operations at the end of March 2004 and some of its operations moved to Fab 2.

(3)	Fab 7 started commercial shipment in June 2005.

(4)	Fab 3E was acquired on March 31, 2008.
     We expect our average capacity utilization in 2009 to decline significantly as compared to 2008 if current market conditions continue or deteriorate further.
2008 OVERVIEW
     Our net revenue increased 22.5% from $1,355.5 million in 2007 to $1,661.1 million in 2008. Fab 3E, which was acquired on March 31, 2008, contributed $123.2 million, representing 40.3% of the increase in net revenue. Revenue from our 0.13um and below process geometry technologies represented 56% of our net revenue, of which revenue from our 90nm and below process geometry technologies, including 65nm, contributed 21% of our net revenue for 2008.
     Gross profit decreased by 17.7% between 2007 and 2008 due primarily to lower selling prices and to a lesser extent, higher cost per wafer which includes the impact of significantly lower utilization of manufacturing assets in the fourth quarter of 2008, partially offset by higher shipments. In the fourth quarter of 2008, we revised the estimated useful lives of our twelve-inch process equipment and machinery from five years to eight years, and the related mechanical and electrical installations from ten years to fifteen years. The expected salvage values of the related process equipment and machinery were reduced to zero to reflect the longer usage of this equipment. The change in estimated useful lives and salvage values is a change in accounting estimate that was applied prospectively from October 1, 2008. The impact of this change was an increase to our gross profit of $18.1 million in 2008. Net income was $101.7 million in 2007 compared to a net loss of $92.6 million in 2008. The net income of $101.7 million in 2007 included an income tax benefit of $91.4 million while the net loss of $92.6 million in 2008 included an income tax benefit of $4.5 million. The 2008 income tax benefit is described in further detail below.
     In 2007, both our basic and diluted net earnings per ordinary share were $0.04 while our basic and diluted net earnings per American Depositary Share, or ADS, were $0.36 and $0.35, respectively. In 2008, both our basic and diluted net loss per ordinary share were $0.04 while both our basic and diluted net loss per ADS were $0.40.
     We invested $576.0 million in capital expenditures in 2008 primarily for our 65nm and below technologies. We also incurred $177.9 million in R&D expenses primarily for the 45nm and 32nm technologies.
     Total capacity increased by approximately 25% to 2.4 million eight-inch equivalent wafers from 2.0 million eight-inch equivalent wafers in 2007, due primarily to the acquisition of Fab 3E and the ramp of Fab 7. In 2007, our average capacity utilization was 79% due to shipment growth in 0.13um and above technologies. The shipment growth continued into the first half of 2008 but was partially offset by the deterioration in the global economy in the second half of 2008, in particular the fourth quarter of 2008 with a capacity utilization of 59%, resulting in an average capacity utilization of 79% in 2008.
     Included in the net income tax benefit of $4.5 million in 2008 is a net income tax benefit of $48.7 million arising primarily from the recognition of additional deferred tax assets as a result of the revocation of Fab 7’s pioneer status in the second quarter of 2008, partially offset by a related income tax expense of $44.2 million arising primarily from the establishment of valuation allowance on these deferred tax assets which were assessed as more likely than not to be unrealizable. This is explained in more detail below.
     Fab 7 was previously granted pioneer status for a 15-year period beginning October 1, 2005. During its pioneer period, it had accumulated substantial wear and tear allowances on plant and machinery which it was unable to fully utilize against income from activities covered under the pioneer status. In addition, Fab 7 had pre-pioneer tax losses, which under the pioneer status, were not allowed for carry forward. As such, we applied to revoke the pioneer status of Fab 7 in 2008. Upon receiving the approval of our application which was on a retroactive basis in the second quarter of 2008, we recorded additional amounts of deferred tax assets due primarily to the higher wear and tear allowances and tax losses that have become available to be carried forward. In view of the current crisis in the financial markets and deteriorating global economy which have adversely affected our current year performance and our ability to generate sufficient taxable income for the realization of the net deferred tax assets in the foreseeable future, we have established valuation allowance on the deferred tax assets which were assessed as more likely than not to be unrealizable.
     On March 31, 2008, we completed the acquisition of 100% of the shares in Hitachi Semiconductor Singapore Pte Ltd from Hitachi, Ltd. and Hitachi Asia Ltd., for a total consideration of $241.1 million which consisted of cash and related direct costs of the acquisition. After a final adjustment to the closing working capital made in June 2008 as provided for in the purchase agreement, the purchase consideration was revised to $243.6 million. Upon the completion of the acquisition, Hitachi Semiconductor Singapore Pte Ltd was renamed Chartered Semiconductor Manufacturing (Tampines) Pte. Ltd. Chartered Tampines owns and operates an eight-inch wafer fabrication facility located in Singapore, which we have named Fab 3E. This additional facility augments the capacity of the four eight-inch fabs the Company currently operates. This transaction also includes a manufacturing agreement with Renesas Technology Corp., or Renesas, an existing customer of Fab 3E, to provide future wafer fabrication services. The results of Fab 3E’s operations have been included in our consolidated statement of operations from April 1, 2008 onwards.
2009 OUTLOOK AND PLANS
     The discussion under “2009 Outlook and Plans” contains forward-looking statements that involve risks and uncertainties. Our actual results may differ significantly from those projected in these forward-looking statements. Factors that might cause future results to differ significantly from those projected in these forward-looking statements include, but are not limited to, those discussed below and elsewhere in this document, particularly in the cautionary risk factors described in “Item 3. Key Information — D. Risk Factors” above.
2009 Outlook
     According to the SIA, worldwide semiconductor industry revenues are expected to decline by approximately 5.6% in 2009 compared to 2008. With concerns about the negative impact from the deterioration in the global economy conditions and the worsening demand situation for our products, it is difficult for us to forecast with confidence how the year will turn out.
Workforce Re-sizing
     On January 30, 2009, we announced that as a result of further decline in our utilization rate into the first quarter of 2009 and lack of visibility in end markets, we will be reducing our worldwide workforce by approximately 500 people, or approximately 7% of our total employment. We expect a one-time charge of approximately $7 million associated with this workforce reduction which will be recorded in our consolidated statement of operation for the first quarter of 2009. Our announcement in January 2009 included a workforce reduction of approximately 100 employees of SMP. A one-time charge of approximately $1 million associated with this workforce reduction will be recorded in SMP’s statement of operation for the first quarter of 2009. We will record our share of this one-time charge in our equity in the income (loss) of SMP in the first quarter of 2009 accordingly. Annual savings in payroll and benefits, including SMP, are expected to be approximately $16 million.
Breakeven Utilization Target
     We have set a target of lowering our breakeven utilization rate to around 75% at the earnings before interest and tax level by the fourth quarter of 2009.
2009 Planned Capacity
     We expect to achieve total wafer capacity of approximately 2.6 million wafers (eight-inch equivalent) for 2009, compared to approximately 2.4 million wafers (eight-inch equivalent) for 2008. We plan to increase our capacity for 65nm and below process geometry technologies in 2009 by over 23% as compared to 2008. This increase in 65nm capacity is partly a result of optimizing the mix between 0.13um and 65nm capacity in our Fab 7. The 65nm capacity is expected to represent approximately 16% of our total expected wafer capacity in 2009.
2009 Planned Capital Expenditures
     Our total cash outflow for capital expenditures in 2009 is expected to be approximately $375 million, compared to $576 million in 2008. Out of this, approximately $240 million is for equipment that has already been delivered and those committed in 2008 for delivery in 2009. Capital expenditures planned for 2009 are primarily for increasing the capacity for 65nm and below technologies and, to a lesser extent, for enhancing eight-inch wafer capabilities. With the above capital expenditures, Fab 7 is expected to have a capacity of 27,000 wafers (twelve-inch) per month by December 2009. We expect depreciation and amortization for the year 2009 to be approximately $515 million, compared to $565 million in 2008.

2009 Planned Research and Development Expenditures
     We expect R&D expenditures in 2009 to remain essentially flat compared to $178 million in 2008. The investment is intended to fund primarily the development and qualification of 32nm process technology, including costs associated with capital investment in leading-edge semiconductor tools.
2009 Liquidity Position
     See “Liquidity and Capital Resources — Current and expected liquidity” for a discussion of our 2009 liquidity position.
Jobs Credit Scheme
     On January 22, 2009, to encourage employers to preserve jobs and help Singaporeans stay employed, the Singapore government introduced the Jobs Credit Scheme, or Scheme, in the 2009 Budget. Employers will receive cash grants up to 12% on the first S$2,500 of the monthly wages of each employee on the Central Provident Fund, or CPF, payroll at the beginning of each period. This Scheme is for 2009 and employers will receive payments on a quarterly basis in March, June, September and December. We expect an annual savings in payroll from this Scheme of approximately $10 million in 2009.
CRITICAL ACCOUNTING POLICIES
     The preparation of our consolidated financial statements and related disclosures in the accompanying notes in accordance with U.S. GAAP requires management to make judgments, estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported revenue and expenses during the reporting period. These estimates and assumptions are based on management’s best estimates and judgment. Management evaluates its estimates and assumptions on an ongoing basis using historical experience and other factors, including the current economic environment, which management believes to be reasonable under the circumstances. We adjust such estimates and assumptions when facts and circumstances dictate. Actual results could differ from these estimates. We believe the following critical accounting policies require us to make significant judgments and estimates in the preparation of our consolidated financial statements:
Depreciation and Amortization of Long-lived Assets, including Technology License Agreements and Other Intangible Assets
     Our results of operations are generally affected by the capital-intensive nature of our business. As a result, a large proportion of our cost of revenue is fixed in nature. The major components of the fixed costs included in our cost of revenue relate to depreciation on property, plant and equipment and amortization of technology license arrangements. We also record amortization for other intangible assets such as the manufacturing and process intellectual property and the foundry agreement arising from the acquisition of Fab 3E.
     In the third quarter of 2006, we revised the estimated salvage values of some of our eight-inch process equipment and machinery to reflect higher expected salvage values. These process equipment and machinery primarily supported our advanced technologies where we observed higher salvage values in the equipment resale market. We believe a significant driver of this was that we initially placed this equipment into use earlier in the process geometry technology life cycle than we had done for other eight-inch equipment. The impact of this change was an improvement to net income by $11.3 million and $10.8 million in 2006 and 2007, respectively, and a decrease in net loss of $1.9 million in 2008, resulting in an improvement of both our basic and diluted net earnings per ADS by $0.04 in both 2006 and 2007, and a reduction of both our basic and diluted net loss per ADS by $0.01 in 2008. Basic and diluted net earnings (loss) per ordinary share in 2006, 2007 and 2008 were not affected by this change.
     During 2008, we observed a change in the expected technology lifecycle of the twelve-inch process technology and, as a result, decided to perform a detailed reassessment of the estimated useful lives of our twelve-inch process equipment and machinery and the related mechanical and electrical installations. The assessment was finalized in the fourth quarter of 2008 and as a result, we revised the estimated useful lives of our twelve-inch process equipment and machinery from five years to eight years, and the related mechanical and electrical installations from ten years to fifteen years. The change was made to better reflect the expected pattern of economic benefits from the use of the equipment and machinery over time based on an analysis of the expected technology lifecycle, historical usage experience and industry practices. Historically, when we commenced depreciation of equipment in Fab 7, our only twelve-inch wafer fabrication facility, we estimated salvage values that were higher than our historical estimates for equipment when our other fabs began service. This was due primarily to the equipment in Fab 7 being put into use at the early stages of the 90nm and below process technology life cycles. With the extension of the estimated useful lives of our twelve-inch process equipment and machinery from five years to eight years, we have reduced to zero the expected salvage values of the related process equipment and machinery to reflect the longer useful lives of these equipment. The change in estimated useful lives is a change in accounting estimate that was applied prospectively from October 1, 2008. The impact of this change was a decrease in net loss of $18.1 million in 2008. Both our basic and diluted net loss per ADS in 2008 decreased by $0.07 and both our basic and diluted net loss per ordinary share in 2008 decreased by $0.01.
     In the same quarter, we also revised the estimated useful lives of certain technology-related intangible assets from three to five years. The change was made to better reflect the expected pattern of economic benefits from the use of the intangible assets over time based on an analysis of the expected future usage of the underlying technology and historical usage experience. The change in estimated useful lives and salvage values is a change in accounting estimate that was applied prospectively from October 1, 2008. The impact of this change was a decrease in net loss of $1.5 million in 2008, resulting in a reduction of both our basic and diluted net loss per ADS by $0.01 in 2008. Basic and diluted net loss per ordinary share in 2008 were not affected by this change.
     With the above changes, we depreciate wafer fab buildings over the shorter of twenty years or the remaining period of the lease of the land on which the buildings are erected, mechanical and electrical installations in the fabs over six to fifteen years, and machinery and equipment over five to eight years using the straight-line method to their estimated salvage values. We amortize technology licenses using the straight-line method over the shorter of the expected life of the related technology or the license period, which on weighted average is approximately six years. Other intangible assets are amortized over three to six years based on the pattern in which the economic benefits are consumed and if such a pattern cannot be reliably determined, on a straight-line basis. These lives represent our estimate of the periods over which we expect to derive economic benefits from the assets. In estimating the useful lives and salvage values of our property, plant and equipment, technology licenses and other intangible assets and in determining whether subsequent revisions to the useful lives and salvage values are necessary, some of the significant factors we consider include the intended use and likelihood of technological obsolescence arising from changes in production techniques, technology and market demand. We routinely review the remaining estimated useful lives and salvage values of our long-lived assets to determine if such lives and values should be adjusted.
     Actual useful lives and salvage values of our long-lived assets may vary from estimates. If we had used different estimates of useful lives or salvage values of our long-lived assets, our results might have been materially different.
Recoverability of Long-lived Assets, including Technology License Agreements and Other Intangible Assets
     We routinely review long-lived assets that are held and used, including technology licenses and other intangible assets, for impairment whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. We are required to make judgments and assumptions in identifying those events or changes in circumstances that may trigger impairment.
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
     The determination of recoverability for long-lived assets held for use is based on an estimate of undiscounted cash flows expected to result from the use of the asset group and its eventual disposition. The estimate of cash flows is based upon, among other things, certain assumptions about expected future operating performance, ASP, utilization rates and other factors which require a considerable amount of judgment. If the sum of the undiscounted cash flows (excluding interest) is less than the carrying value of the asset group, an impairment charge is recognized for the amount by which the carrying value of the asset group exceeds its fair value based on the best information available, including discounted cash flow analysis. However, due to the cyclical nature of our industry and changes in our business strategy, market requirements or the needs of our customers, we may not always be in a position to accurately anticipate declines in the utility of our long-lived assets until they occur. We also routinely review our long-lived assets that are held for sale for impairment in comparison to their fair values less costs to sell. In calculating an impairment charge for assets held for sale, significant judgment is required in estimating fair values and costs to sell. No impairment charges were recorded on our long-lived assets in 2006, 2007 and 2008.
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
     Cost. Cost is determined using standard cost and an allocation of the cost variances arising in the period of production, which approximates actual costs determined on the weighted average basis. We determine the standard cost of each wafer based on estimates of the materials, labor, and other costs incurred in each process step associated with the manufacture of our products. We allocate labor and overhead costs to each step in the wafer production process based on normal fab capacity, with costs arising from abnormal under-utilization of capacity expensed when incurred. The unit cost of a wafer generally decreases as fixed overhead charges, such as depreciation expense on the facility and semiconductor equipment, are allocated over a larger number of units produced.
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
     We determine the range of normal capacity based on average historical actual production activities over a representative period of time taking into consideration the capacity, the production mix, expected utilization of our facilities including planned maintenance and shut-downs. Judgment is required to determine when a production level is abnormally low. In periods of abnormally low production or idle plant, unallocated overheads of under-utilized or idle capacity of the production capacity are recognized as period costs in the periods in which they are incurred.
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
     As of December 31, 2006, 2007 and 2008, we reduced carrying values of inventory by $15.8 million, $27.2 million and $14.5 million, respectively, to write down certain inventories, primarily for our work-in-progress, to market. These write-downs were recognized in cost of revenue. Subsequent to such write-downs, we sell or dispose of these inventories. In each of 2006, 2007 and 2008, we sold some of our inventories that we had written down to their estimated net realizable value in the previous year, at prices which were higher than our previous estimate of the net realizable value. Such sales improved our gross profit by approximately $1.8 million, $0.8 million and $0.6 million for 2006, 2007 and 2008, respectively. In 2008, we recorded a net charge to earnings of $31.8 million relating to unallocated overheads due to significantly lower utilization of manufacturing assets in the fourth quarter of 2008. There was no such charge recorded in 2006 and 2007.
     If we had made different estimates on allocation of costs to different process steps, normal capacity, future demand for existing inventory or inventory selling prices, we might have reached different conclusions regarding inventory values and therefore our results might have been materially different.

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
     Sales credits and returns as a percentage of gross revenue may fluctuate from year to year and do not necessarily follow the gross revenue trend due to specific claims in any particular period related to certain new processes and variations in wafer yield. We typically experience lower sales credits and returns as manufacturing processes mature and higher sales credits and returns on new processes. We have charged $6.3 million, $4.5 million and $6.0 million to results of operations for sales credits and returns for 2006, 2007 and 2008, respectively. Our actual sales credits and returns have not historically been significantly different from our estimates, and our method of estimating sales credits and returns and the significant assumptions used have been consistently determined over the past three years.
     Significant management judgments and estimates must be made and used in connection with determining wafer yield, and hence, revenue per wafer, and in establishing the sales credits and returns allowances in each accounting period. If we had made different estimates of wafer yield or future sales credits and returns, our results might have been materially different.
Collectibility of Accounts Receivable
     We manage the credit risk of our accounts receivable through our customer credit evaluation process, credit policies, and credit control and collection procedures. In evaluating the collectibility of individual receivable balances, we consider the age of the balance, the customer’s historical payment history, their current credit-worthiness and current economic trends. We review our accounts receivable on a periodic basis and make specific allowances when there is doubt as to the collectibility of individual receivable balances. An allowance for doubtful accounts had been established in the amount of $1.1 million as of December 31, 2006. There was no such allowance as of December 31, 2007 and 2008. Our actual uncollectible accounts have not historically been significantly different from our estimates. However, if we had made different estimates of collectibility of individual receivable balances, our results might have been materially different.

Income Taxes
     A large portion of our operations in Singapore is afforded tax holidays or other tax incentives provided to attract and retain business. These tax holidays or incentives are subject to certain conditions with which we expect to comply, such as achieving fixed amounts of capital expenditure and headcount by certain dates. Our taxes could increase if we do not meet the holiday or incentive requirements, or tax rates applicable to us in Singapore are otherwise increased.
     We regularly assess the likelihood of adverse outcomes on our tax positions resulting from tax authority examinations in determining the adequacy of our provision for income taxes. We adjust our tax provision in light of changing facts and circumstances, such as the closing of a tax audit or the refinement of an estimate. To the extent that the final tax outcome from examinations of these matters is different than the amounts previously recorded, such differences will be recorded in the period in which such determination is made and may be materially different from amounts recorded to date.
     In accounting for uncertainty in income taxes, only the tax benefits for tax positions that meet the more-likely-than-not recognition threshold, based on technical merits, may be measured and recognized. In recognizing such tax benefits, significant management judgment must be made and used in connection with the recognition threshold and measurement attributes. Any material change in the estimates and related assumptions used to determine the recognition threshold and measurement attributes could result in a material impact on our income tax expense.
     Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the carrying amounts of existing assets and liabilities in the financial statements and their respective tax bases, unutilized wear and tear allowances, tax losses and investment allowances. Under Singapore tax law, the unutilized wear and tear allowances, tax losses and investment allowances can be carried forward indefinitely, subject to compliance with certain conditions, where applicable. A valuation allowance is recognized if it is more likely than not that a portion or all of the deferred tax assets will not be realizable, based on the scheduled reversal of existing deferred tax liabilities, tax planning strategies, taxable income in carryback years, our expectations of taxable income in future years. A valuation allowance has been established for the net deferred tax assets in the amount of $173.7 million and $269.2 million as of December 31, 2007 and 2008, respectively. The increase in valuation allowance is mainly due to valuation allowance being provided on the additional deferred tax assets for deductible temporary differences arising from investment allowance and revocation of Fab 7’s pioneer status.
     Our judgment regarding future taxable income may change due to future market conditions, changes in tax laws and other factors. If these estimates and related assumptions change in the future, we may be required to increase or decrease our valuation allowance against deferred tax assets previously recognized, resulting in higher or lower income tax expense or benefit.
Share-Based Compensation
     With effect from January 1, 2006, we measure and record compensation expenses for all share-based payment awards based on estimated fair values in accordance with Statement of Financial Accounting Standards, or SFAS, No. 123 (revised 2004), “Share-Based Payment”, or SFAS No. 123(R). We provide share-based awards to our employees, executive officers and directors through various equity compensation plans including our share option plans, the Chartered Restricted Share Unit Plan 2007, or the RSU Plan, and the Chartered Performance Share Unit Plan 2007, or the PSU Plan.
     The fair value of awards under our share option plan, which terminated on January 29, 2009 in accordance with its terms, is measured at the date of grant using a Black-Scholes option pricing model. The fair value of awards under the RSU Plan is based on the average of the high and low quotes of our ordinary shares at the date of grant. The number of performance share units, or PSUs, that will ultimately vest is subject to the achievement of either the performance condition or the market condition, as applicable. The fair value of awards for the performance-based portion of the PSU Plan is based on the average of the high and low quotes of our ordinary shares on the date of grant while the fair value of awards for the market-based portion of the PSU Plan is measured at the date of grant using the Monte-Carlo valuation model. Compensation expense for the PSU Plan is determined based on the grant-date fair value, management’s projections of achievement of performance conditions over the performance period, and the resulting estimate of shares that will ultimately be issued. For all share-based awards granted after the adoption of SFAS No. 123(R), compensation expense is recorded using the straight-line attribution method ratably over the requisite service period. If we had made different judgments and assumptions regarding the achievement of performance conditions over the performance period and the number of PSUs that will be ultimately issued, our results might have been materially different.
     In determining fair value using the Black-Scholes option pricing model, we are required to make certain estimates of the key assumptions that include expected term, expected volatility of our ordinary shares, dividend yield and risk free interest rates. Estimating these key assumptions involves judgment regarding subjective future expectations of market prices and trends. The assumptions for expected term and expected volatility have the most significant effect on calculating the fair value of our share options. For options awarded during the years ended December 31, 2006 and 2007, the expected term is determined using the simplified approach as prescribed by SEC Staff Accounting Bulletin No. 107, or SAB 107. In December 2007, the SEC issued SAB 110 which was effective January 1, 2008. SAB 110 expresses the views of the Staff of the SEC regarding extending the use of the simplified method, as discussed in SAB 107, in developing an estimate of the expected term of “plain vanilla” share options in accordance with SFAS No. 123(R). For options awarded during the year ended December 31, 2008, the expected term is based on the contractual term of the option and expected employee exercise and post-vesting employment forfeitures behavior. Expected volatilities are based on historical volatility rates of our ordinary shares. If we were to use a different method or assumptions to estimate expected term or expected volatility, or if another method for calculating inputs were to be prescribed by authoritative guidance, the fair value for our share options could change significantly.
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
     SFAS No. 123(R) also requires forfeitures to be estimated at the date of grant. Our estimate of forfeitures is based on our historical activity, which we believe is indicative of expected forfeitures. In subsequent periods if the actual rate of forfeitures differs from our estimate, the forfeiture rates are revised, as necessary. Changes in the estimated forfeiture rate can have a significant impact on share-based compensation expense. The effect of adjusting the rate is recognized in the period the forfeiture estimate is changed.
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
     We recognize grants when there is reasonable assurance that the conditions attached to the grants will be complied with and that the grant will be received. The grants are recorded as a reduction of the expenses which they are intended to reimburse.
     We regularly assess the likelihood of achieving the conditions attached to these grants, and we believe we have taken adequate steps to obtain reasonable assurance that these conditions will be achieved. If we had made a different assessment on the likelihood, our results might have been materially different.
Business Combinations
     We accounted for our business combination using the purchase method. Under the purchase method of accounting, assets and liabilities acquired are measured at their estimated fair values at the date of acquisition, and the purchase price is allocated to the assets and liabilities based upon these fair values. The excess of the purchase price, if any, over the net amounts assigned to assets acquired and liabilities assumed is recognized as goodwill.  The excess of the fair value of identifiable net assets acquired over the purchase price, if any, is allocated as a pro-rata reduction of the amounts that otherwise would have been assigned to all acquired assets except financial assets other than investments accounted for by the equity method, assets to be disposed of by sale, deferred tax assets and current assets.
     In 2008, we completed a business combination which related to the purchase of an additional facility to augment the capacity of the four eight-inch fabs we currently operate. The consideration we paid to acquire this facility was entirely allocated to the fair value of the assets acquired and liabilities assumed at the time of acquisition, including identifiable intangible assets. Consequently, there was no goodwill recognized from this business combination.
     Determining the fair values of the assets and liabilities acquired involves the use of judgment, since some of the assets and liabilities acquired do not have fair values that are readily determinable.  Different techniques may be used to determine fair values, including market prices (where available), appraisals, internal studies, comparisons to transactions for similar assets and liabilities and present value of estimated future cash flows, among others. If we had made different judgments and assumptions, we might have reached different conclusions regarding the valuation of the assets and liabilities acquired, and our allocation of the purchase price might therefore have been materially different.
Fair value measurements
     In the first quarter of 2008, we adopted SFAS No. 157, “Fair Value Measurements”. SFAS No. 157 provides guidance for measuring the fair value of assets and liabilities, indicating that fair value should be determined based on the assumptions that marketplace participants would use in pricing the asset or liability. SFAS No. 157 focuses on the inputs used to measure fair value and for recurring fair value measurements using significant unobservable inputs and the effect of the measurement on earnings (or changes in net assets) for the reporting period. Inputs are categorized by a fair value hierarchy, Level 1 through Level 3, the highest priority being given to Level 1 and the lowest priority to Level 3.
     We measure marketable securities, derivative assets and liabilities, and certain other investments at fair value on either a recurring or non-recurring basis. We classify the fair market values of our financial instruments based on the fair value hierarchy established in SFAS No. 157.
•	Marketable securities are recorded at fair value, which is generally based on quoted prices in active markets for identical assets (Level 1);

•	The fair values of forward foreign exchange contracts are determined using quantitative models that require the use of multiple market inputs including interest rates, prices and maturity dates to generate pricing curves, which are used to value the positions. The market inputs are generally actively quoted and can be validated through external sources, including brokers. For forward foreign exchange contract asset and liability positions with maturity dates which fall between the dates of quoted prices, interpolation of rate or maturity scenarios are used in determining fair values (Level 3);

•	The fair values of embedded derivatives are determined in a similar manner as forward foreign exchange contracts, except that we make certain assumptions about the implied maturity dates of such embedded derivatives as maturity dates are generally not included in the host contracts (Level 3);

•	The fair value of our investment in the Fund (refer to “Other Investments”), and its underlying debt and securities is assessed by utilizing market prices as provided by independent pricing services or, when such prices are not available, by using a valuation approach based on the current investment ratings, valuation parameters and estimates of the underlying debt and securities, redemptions of the Fund and the subsequent distributions of cash. Based on this assessment, we determined that the fair value of the Fund and its underlying debt and securities as of December 31, 2008 approximated the fair values provided by the investment manager of the Fund. As such the amounts recorded in our consolidated financial statements are based on the fair values provided by the investment manager of the Fund. The assessment of the fair value of the Fund uses significant unobservable inputs (Level 3); and

•	The fair values of certain equity investments based primarily upon our own estimates of the value of the underlying assets (Level 3).
     We make significant judgments and assumptions in estimating the fair value of our financial instruments and determining the fair value hierarchy of the source of inputs used. If we were to use a different method or assumptions to estimate fair value, or if another source of inputs was used, the fair value for our financial instruments or the fair value hierarchy could change significantly.
Other Investments
     We have an investment in the Fund, which has been accounted for as a cost-method investment. The Fund is managed by an external financial institution and consists primarily of corporate debt, mortgage-backed securities and asset-backed securities.
     We assessed the fair value of the Fund and its underlying debt and securities by utilizing market prices as provided by independent pricing services or, when such prices were not available, we used a valuation approach based on the current investment ratings, valuation parameters and estimates of the underlying debt and securities, and redemptions of the Fund and the subsequent distribution of cash. Based on this assessment, we determined that the fair value of the Fund and its underlying debt and securities as of December 31, 2007 and 2008 approximated the fair values provided by the investment manager of the Fund.

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
     Due to the nature of the securities that the Fund invests in, the Fund’s underlying securities have been exposed to adverse market conditions that have affected the value of the collateral and the liquidity of the Fund. As a result, in December 2007, the investment manager of the Fund halted demand redemptions and announced its intention to liquidate the Fund. The investment in the Fund, which was classified as a cash equivalent since the time of placement in 2003, was reclassified to other investments as of December 31, 2007. The carrying amount of the Fund, which is equal to the fair value of our pro-rata share of investment in the Fund was $89.3 million and $19.6 million as of December 31, 2007 and 2008, respectively. We received cash proceeds of $8.8 million and $64.2 million in further distributions from the Fund in 2007 and 2008, respectively. We recorded other-than-temporary impairment losses of $1.1 million and $4.6 million for 2007 and 2008, respectively.
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
Asset Retirement Obligations
     We record asset retirement obligations in accordance with the provisions of SFAS No. 143, “Accounting for Asset Retirement Obligations” which requires recognition of a liability for an asset retirement obligation in the period in which it is incurred at its estimated fair value. These asset retirement obligations represent the estimated present value of the amounts expected to be incurred for dismantlement, removal, site reclamation and similar activities associated with our facilities built on land held under long-term operating leases.
     We estimate the cost for the asset retirement obligations and then determine the asset retirement obligations by calculating the present value of estimated cash flows related to the liability. The asset retirement obligations are recorded as a liability at the estimated present value as of the asset’s inception discounted using a credit-adjusted risk-free rate. We do not provide for a market risk premium associated with asset retirement obligations because a reliable estimate cannot be determined. The associated asset retirement costs are capitalized as part of the carrying amount of the underlying assets and depreciated over the estimated useful life of the assets. After initial recognition, the liability is increased for the passage of time, with the increase being reflected as accretion expense in the line item “Other operating expenses, net” in the consolidated statements of operations. Subsequent adjustments in the estimated amounts, timing and probability of the estimated future costs other than changes resulting from the passage of time are recognized as an increase or decrease in the carrying amount of the liability and the related asset retirement cost capitalized as part of the carrying amount of the related long-lived asset.
     Significant assumptions are involved in estimating the liability, including current estimates of costs, annual inflation of these costs, estimated useful lives of the underlying assets, the risk-adjusted interest rate, and for conditional asset retirement obligations, the likelihood that performance will be required. Changes in any of these assumptions can result in significant revisions to the estimated asset retirement obligations. If we had made different judgment and assumptions, we might have reached different conclusions regarding the costs and liabilities, and our asset retirement obligation recorded might therefore have been materially different.
     During 2008, we revised our estimates for asset retirement obligations associated with our facilities built on land held under long-term operating leases. The revision was made to reflect changes in the estimated amounts. The change will result in higher accretion expense and lower depreciation over the remaining lives of the underlying assets. The impact of this change was a decrease in net loss of $0.1 million in 2008. Basic and diluted net loss per ADS, and basic and diluted net loss per ordinary share in 2008 were not affected by this change.
ADOPTION OF RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS
FIN No. 48, Accounting for Uncertainty in Income Taxes — An Interpretation of FASB Statement No. 109
     On January 1, 2007, we adopted FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes — An Interpretation of FASB Statement No. 109”, or FIN 48. FIN 48 clarifies the accounting for uncertainty in income taxes recognized in financial statements in accordance with FASB Statement No. 109, “Accounting for Income Taxes”. FIN 48 prescribes a recognition threshold and measurement attributes for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Only tax positions that meet the more likely than not recognition threshold at the effective date may be recognized or continue to be recognized upon adoption of FIN 48. Our accounting policy is to treat interest and penalties as a component of income taxes. The adoption of FIN 48 did not have an impact on the accumulated deficit as we had previously recorded the full amount of the unrecognized tax benefits as income tax payable.
SFAS No. 157, Fair Value Measurements
     In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements” which provides guidance for measuring the fair value of assets and liabilities, and requires expanded disclosures about fair value measurements. SFAS No. 157 indicates that fair value should be determined based on the assumptions that marketplace participants would use in pricing the asset or liability, and provides additional guidelines to consider in determining the market-based measurement.
     In February 2008, the FASB issued FASB Staff Position, or FSP, SFAS No. 157-1, “Application of FASB SFAS No. 157 to SFAS No. 13 and Its Related Interpretive Accounting Pronouncements That Address Leasing Transactions,” and FSP SFAS No. 157-2, “Effective Date of SFAS No. 157.” FSP SFAS No. 157-1 excludes from the scope of SFAS No. 157 certain leasing transactions accounted for under SFAS No. 13, “Accounting for Leases”. FSP SFAS No. 157-2 delays the effective date of SFAS No. 157 from 2008 to 2009 for all non-financial assets and non-financial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually).
     In the first quarter of 2008, we adopted SFAS No. 157, except for non-financial assets and non-financial liabilities as described in FSP SFAS No. 157-2.
     SFAS No. 157 clarifies that the definition of fair value retains the exchange price notion and focuses on the price that would be received to sell the asset or paid to transfer the liability (an exit price), not the price that would be paid to acquire the asset or received to assume the liability (an entry price). SFAS No. 157 also emphasizes that fair value is a market-based measurement, not an entity-specific measurement, therefore a fair value measurement should be determined based on the assumptions that market participants would use in pricing the asset or liability including assumptions about risk, the effect of sale or use restrictions on an asset and non-performance risk including an entity’s own credit risk relative to a liability. SFAS No. 157 establishes a fair value hierarchy that distinguishes between (1) market participant assumptions developed based on market data obtained from sources independent of the reporting entity (observable inputs) and (2) the reporting entity’s own assumptions about market participant assumptions developed based on the best information available in the circumstances (unobservable inputs). SFAS No. 157 emphasizes that valuation techniques should maximize the use of observable inputs and minimize the use of unobservable inputs.
     The additional disclosure requirements of SFAS No. 157 focus on the inputs used to measure fair value and for recurring fair value measurements using significant unobservable inputs and the effect of the measurement on earnings (or changes in net assets) for the reporting period. Inputs are categorized by a fair value hierarchy, Level 1 through Level 3, the highest priority being given to Level 1 and the lowest priority to Level 3. Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly. Level 3 inputs are unobservable inputs for the asset or liability. Unobservable inputs shall be used to measure fair value to the extent that observable inputs are not available.
     In October 2008, the FASB issued FSP SFAS No. 157-3, “Determining the Fair Value of a Financial Asset When the Market for That Asset is Not Active.” FSP SFAS No. 157-3 clarifies the application of SFAS No. 157 in a market that is not active and provides an example to illustrate key considerations in determining the fair value of a financial asset when the market for that financial asset is not active. This FSP became effective upon issuance, including prior periods for which financial statements have not been issued. We adopted FSP SFAS No. 157-3 in the third quarter of 2008. The adoption of FSP SFAS No. 157-3 did not have a material impact on our consolidated financial statements.
RESULTS OF OPERATIONS
     The following table sets forth our consolidated statements of operations data as a percentage of net revenue for the periods indicated:

	Year ended December 31,
	2006	2007	2008
Consolidated Statements of Operations data:
Net revenue	100.0%	100.0%	100.0%
Cost of revenue	75.7	80.8	87.1

Gross profit	24.3	19.2	12.9

Other revenue	1.5	1.7	0.8

Operating expenses:
Research and development	10.8	11.8	10.7
Sales and marketing	3.9	4.3	4.2
General and administrative	3.0	2.9	2.6
Other operating expenses, net	1.0	1.0	0.6

Total operating expenses, net	18.7	20.0	18.1

Equity in income of associated companies, net	2.5	2.5	1.6
Other income (loss), net	(0.2)	(0.2)	0.2
Interest income	3.2	2.0	0.9
Interest expense and amortization of debt discount	(6.2)	(4.4)	(4.1)

Income (loss) before income tax	6.4	0.8	(5.8)
Income tax expense (benefit)	1.7	(6.7)	(0.3)

Net income (loss)	4.7%	7.5%	(5.5)%

Less: Accretion to redemption value of convertible redeemable preference shares	0.7	0.7	0.6

Net income (loss) available to ordinary shareholders	4.0%	6.8%	(6.1)%

     The following table sets forth a breakdown of net revenue by market sector for the periods indicated:

	Year ended December 31,
	2006	2007	2008
Communications	30%	41%	50%
Computer	31	28	14
Consumer	37	28	32
Other (1)	2	3	4

Total	100%	100%	100%

     The following table sets forth a breakdown of net revenue by geographical region for the periods indicated:

	Year ended December 31,
	2006	2007	2008
Americas(2)	77%	72%	64%
Europe	9	8	9
Asia-Pacific	12	19	20
Japan	2	1	7

Total	100%	100%	100%

     The following table sets forth a breakdown of net revenue by technology (um) for the periods indicated:

	Year ended December 31,
	2006	2007	2008
0.065 and below	—%	9%	17%
Up to 0.09	29	12	4
Up to 0.13	28	34	35
Up to 0.18	8	9	14
Up to 0.25	9	12	13
Up to 0.35	16	14	10
Above 0.35	10	10	7

Total	100%	100%	100%

Notes:

(1)	Includes revenue from generation of customers’ mask sets.

(2)	Comprises the United States of America and Canada.
Years ended December 31, 2007 and December 31, 2008
Net revenue
     We derive revenue primarily from fabricating semiconductor wafers and, to a lesser extent, from providing associated subcontracted assembly and test services as well as pre-fabrication services such as masks generation and engineering services. We enter into arrangements with our customers which typically include some or all of the above deliverables. As a dedicated foundry, our financial performance, including our revenue, largely depends on a number of factors including timeliness in introducing technology and manufacturing solutions, ability to enter into arrangements with diverse customers for high volume production of our wafers, utilization rate of our capacity, and external factors such as pricing and general semiconductor market conditions and industry cycles.
     Net revenue increased by 22.5% from $1,355.5 million in 2007 to $1,661.1 million in 2008, due primarily to an increase in wafer shipments, partially offset by lower selling prices. Fab 3E, which was acquired on March 31, 2008, contributed $123.2 million, representing 40.3% of the increase in net revenue. Total wafer shipments increased by 28.6% from 1,419,735 wafers (eight-inch equivalent) in 2007 to 1,825,239 wafers (eight-inch equivalent) in 2008. ASP decreased by 5.0% from $930 per wafer (eight-inch equivalent) to $884 per wafer (eight-inch equivalent) over the same period, due primarily to lower selling prices across technology nodes, partially offset by a favorable product mix arising from higher shipments of 65nm products.
     Revenue from our 0.13um and below technologies represented 55% of our net revenue in 2007 as compared to 56% of our net revenue in 2008. In terms of absolute dollars, such revenue increased by 25% between 2007 and 2008, due primarily to higher 65nm and 0.13um shipments, partially offset by lower 90nm shipments and to a lesser extent, lower selling prices across these technology nodes. Revenue from our technologies above 0.13um up to 0.18um increased from 9% of our net revenue in 2007 to 14% of our net revenue in 2008, due primarily to the contribution from Fab 3E.
     The communications sector was the highest contributor to our revenue in 2007, representing 41% of our net revenue. It continued to be the highest contributor to our net revenue in 2008, representing 50% of our net revenue. The increase in percentage contribution to total net revenue was due primarily to an increase in demand for mobile phone handset-related devices and to a lesser extent, an increase in demand for bluetooth-related devices. Revenue from the consumer sector increased from 28% of our net revenue in 2007 to 32% of our net revenue in 2008, due primarily to an increase in demand for television-related devices and to a lesser extent, an increase in demand for DVD-related devices. Revenue from the computer sector decreased from 28% of our net revenue in 2007 to 14% of our net revenue in 2008, due primarily to a decrease in demand for workstations, personal computers and motherboard devices and to a lesser extent, a decrease in demand for personal computers peripherals, printer and monitors.
     The Americas region was the highest contributor to our revenue in 2007, representing 72% of our net revenue. It continued to be the highest contributor to our revenue in 2008, representing 64% of our net revenue. Despite the decrease in percentage contribution to total net revenue, in terms of absolute dollars, this is a 9% increase from our net revenue in 2007, due primarily to the increase in demand for mobile phone handset-related devices and to a lesser extent, an increase in bluetooth-related devices, partially offset by a decrease in demand for workstations, personal computers and motherboard devices. Revenue contribution from the Asia-Pacific region increased from 19% of our net revenue in 2007 to 20% of our net revenue in 2008, due primarily to the increase in demand for television-related devices, partially offset by a decrease in demand for personal computers peripherals, printer and monitors. Revenue from the Japan region increased from 1% of our net revenue in 2007 to 7% of our net revenue in 2008. This increase in revenue contribution from the Japan region in 2008 was due primarily to the contribution from Fab 3E. Revenue from the Europe region remained similar in terms of percentage contribution to our net revenue at 8% and 9% in 2007 and 2008, respectively.
     In 2007, Broadcom and AMD, listed in order of revenue contribution, each contributed more than 10% of our total net revenue. In 2008, Broadcom and Qualcomm Global Trading, Inc, listed in order of revenue contribution, each contributed more than 10% of our total net revenue.
Cost of revenue
     Cost of revenue includes depreciation expense, attributed overheads, cost of labor and materials, subcontracted expenses for assembly and test services, mask generation costs and amortization of certain technology licenses. Generally, a large proportion of our cost of revenue is fixed in nature, which does not increase or decrease in proportion to any change in our shipments. The unit cost of a wafer decreases as fixed overhead charges, such as depreciation expense on the facility and semiconductor manufacturing equipment, are allocated over a larger number of wafers produced.
     Cost of revenue increased by 32.1% from $1,095.8 million in 2007 to $1,447.3 million in 2008, due primarily to the increase in shipments by 28.6% over the same period, a richer mix in production levels and to a lesser extent, costs incurred by Fab 3E. In the fourth quarter of 2008, we revised the estimated useful lives of our twelve-inch process equipment and machinery from five years to eight years, and the related mechanical and electrical installations from ten years to fifteen years. The expected salvage values of the related process equipment and machinery were reduced to zero to reflect the longer useful lives of this equipment. The change in estimated useful lives and salvage values is a change in accounting estimate that was applied prospectively from October 1, 2008. The impact of this change was a reduction to our cost of revenue of $18.1 million in 2008.
     Cost per wafer shipped increased by 2.6% from $758 in 2007 to $778 in 2008, due primarily to the impact of significantly lower utilization of manufacturing assets in the fourth quarter of 2008.
     We record grants as a reduction of the expenses that the grants are intended to reimburse. The impact of such grants recorded as a reduction to our cost of revenue was $9.9 million and $4.6 million in 2007 and 2008, respectively.
     In the third quarter of 2006, we changed the estimated salvage values in relation to certain eight-inch process equipment and machinery to reflect higher expected salvage values. These process equipment and machinery primarily support our advanced technologies. The change in the estimated salvage values was a change in accounting estimate that was applied prospectively from July 1, 2006. The impact of this change was a reduction to our cost of revenue of $10.8 million and $1.9 million in 2007 and 2008, respectively.
     As described in “Item 3. Key Information — D. Risk Factors — Risks Related to Investment in a Corporation with International Operations — Exchange rate fluctuations may increase our costs and capital expenditures, which could affect our operating results and financial position,” exchange rate fluctuations may increase our costs. However, in 2007 and 2008, there was no significant impact on our cost of revenue arising from fluctuations in exchange rates.
Gross profit
     Our gross profit decreased from $259.7 million, or 19.2% of our net revenue, in 2007 to $213.8 million, or 12.9% of our net revenue, in 2008. This was due primarily to lower selling prices and to a lesser extent, higher cost per wafer which includes the impact of significantly lower utilization of manufacturing assets in the fourth quarter of 2008, partially offset by higher shipments. The change in estimated salvage values in relation to certain eight-inch process equipment and machinery which was applied prospectively from July 1, 2006 as mentioned above also increased our gross profit by $10.8 million and $1.9 million in 2007 and 2008, respectively. Likewise, the revision in estimated useful lives of our twelve-inch process equipment and machinery and the related mechanical and electrical installations which was applied prospectively from October 1, 2008 as mentioned above improved our gross profit by $18.1 million in 2008.
     Our gross profit was impacted by grants of $9.9 million and $4.6 million in 2007 and 2008, respectively, which were recorded as a reduction to our cost of revenue.

Other revenue
     Other revenue consists primarily of rental income and management fees. Other revenue decreased from $22.9 million in 2007 to $13.4 million in 2008, due primarily to lower rental income from a renewal of a rental agreement with SMP. The rental charged to SMP is arrived at based on the terms of the original joint venture agreement, which is a function of recovering the cost of the building and facility machinery and equipment over the period of the joint venture agreement. The lower rental starting from the second quarter of 2008 reflects our recovery of the majority of these costs over the initial 10 years of the joint venture agreement.
Research and development expenses
     R&D expenses consist primarily of our share of expenses related to joint-development projects with IBM, Infineon, Samsung, ST Microelectronics and Toshiba, payroll-related costs for R&D personnel, depreciation of R&D equipment and expenses related to the development of design kits and intellectual property solutions for advanced technologies.
     R&D expenses increased by 11.3% from $159.8 million in 2007 to $177.9 million in 2008. This was due primarily to higher development activities related to the advanced 45nm and 32nm technology nodes and to a lesser extent, higher payroll-related expenses. R&D expenses as a percentage of net revenue in 2007 and 2008 was 11.8% and 10.7%, respectively.
     The impact of grants recorded as a reduction to our R&D expenses was $10.2 million and $13.5 million in 2007 and 2008, respectively.
Sales and marketing expenses
     Sales and marketing expenses consist primarily of payroll-related costs for sales and marketing personnel, electronic design automation or EDA-related expenses and costs related to pre-contract customer design validation activities. EDA-related expenses and costs related to pre-contract customer design validation activities relate to efforts to attract new customers and expand our penetration of existing customers.
     Sales and marketing expenses increased by 19.7% from $58.0 million in 2007 to $69.5 million in 2008, due primarily to higher financial support for pre-contract customer design validation activities and to a lesser extent, higher expenses related to EDA offerings and higher payroll expenses. Sales and marketing expenses as a percentage of net revenue in 2007 and 2008 was 4.3% and 4.2%, respectively.
     In the fourth quarter of 2008, we revised the estimated useful lives of certain technology-related intangible assets from three to five years. The change was made to better reflect the expected pattern of economic benefits from the use of the assets over time based on an analysis of historical usage experience and the expected future usage of the underlying technology. The change in estimated useful lives is a change in accounting estimate that was applied prospectively from October 1, 2008. The impact of this change was a reduction to our sales and marketing expenses of $1.5 million in 2008.
General and administrative expenses
     General and administrative, or G&A, expenses consist primarily of payroll-related costs for administrative personnel, external fees such as consultancy, legal, administrative, professional and regulatory fees, and depreciation of equipment used in G&A activities. G&A expenses increased by 8.6% from $39.6 million in 2007 to $43.1 million in 2008, due primarily to higher cost from external consultancy services and to a lesser extent, higher payroll and payroll-related expenses. G&A expenses as a percentage of revenue in 2007 and 2008 were 2.9% and 2.6%, respectively.
Other operating expenses, net
     Other operating expenses, net, decreased by 22.2% from $13.0 million in 2007 to $10.1 million in 2008. The decrease in other operating expenses, net, was due primarily to lower expenses related to rental property, partially offset by a fixed asset write-off of $1.3 million and higher foreign exchange losses in 2008. Other operating expenses, net, in 2008 also included a credit of $0.1 million arising from a revision in estimates for asset retirement obligations associated with our facilities built on land held under long-term operating leases.
Equity in income of associated companies, net
     Equity in income of SMP decreased from $34.2 million in 2007 to $26.2 million in 2008, due primarily to lower revenues resulting from lower shipments. As with the results of our majority-owned fabs, the equity in income of SMP can have a material effect on our results of operations. In 2007, the equity in income of SMP was $34.2 million compared to our total income before income tax of $10.3 million. In 2008, the equity in income of SMP was $26.2 million compared to our total loss before income tax of $97.0 million.
     We have provided the following information on our total business base revenue, which includes our share of SMP revenue, for 2007 and 2008. Chartered’s share of SMP revenue, and net revenue including Chartered’s share of SMP, presented in the following table are non-U.S. GAAP financial measures. We have included this information because SMP can have a material effect on our consolidated statements of operations and we believe that it is useful to provide information on our share of SMP revenue in proportion to our total business base revenue. However, SMP is a joint venture company that is not consolidated under U.S. GAAP. We account for our 49.0% investment in SMP using the equity method. Under our strategic alliance agreement with LSI Singapore, the majority shareholder, the parties do not share SMP’s net results in the same ratio as the equity holdings. Instead, each party is entitled to the gross profits from sales to the customers that it directs to SMP, after deducting its share of the overhead costs of SMP. Accordingly, we account for our share of SMP’s net results based on the gross profits from sales to the customers that we direct to SMP, after deducting our share of the overhead costs. The following table provides a reconciliation showing comparable data based on net revenue determined in accordance with U.S. GAAP, which does not include our share of SMP:

	Year ended December 31,
	2007	2008
	(In millions)
Net revenue (U.S. GAAP)	$1,355.5	$1,661.1
Chartered’s share of SMP revenue	$102.5	$81.7
Net revenue including Chartered’s share of SMP	$1,458.0	$1,742.8
     The following table provides information that indicates the effect of SMP’s operations on some of our non-U.S. GAAP performance indicators:

	Year ended December 31,
	2007		2008
	Excluding	Including	Excluding	Including
	Chartered’s	Chartered’s	Chartered’s	Chartered’s
	Share of SMP	Share of SMP	Share of SMP	Share of SMP
Shipments (in thousands)(1)	1,419.7	1,548.9	1,825.2	1,927.9
ASP per wafer	$930	$918	$884	$879

Note:

(1)	Eight-inch equivalent wafers.
     We acquired a 26.7% equity interest in GSI in the first quarter of 2007. We account for the investment in GSI under the equity method. The equity in the loss of GSI was $0.4 million and $0.5 million in 2007 and 2008, respectively.
     We acquired a 36.8% equity interest in SOCLE in the second quarter of 2008. We account for the investment in SOCLE under the equity method from June 2008. SOCLE is a Taiwan-based firm specializing in system-on-chip design services and embedded platforms that reduce integrated circuit development time. SOCLE’s net operating results are shared between Chartered and SOCLE’s other shareholders in the same ratio as the equity holdings. The equity in the income of SOCLE was $0.2 million in 2008.
Other income (loss), net
     Other income (loss), net, was a net loss of $2.4 million in 2007 and a net income of $2.9 million in 2008. The net loss in 2007 included an other-than-temporary impairment loss of $2.0 million on securities classified as available-for-sale and on other investments. There were no other significant items included in the net loss in 2007. The net income in 2008 included the recognition of income of $11.5 million arising from our acceptance of a licensing fee in connection with a technology licensing agreement by one of our technology partners which was concluded during the first quarter of 2008. The amount recorded is the present value of $12 million, which we will receive as an offset against future payments due under a related technology agreement, and is not contingent upon any future performance requirements. The net income in 2008 also included other-than-temporary impairment losses of $4.6 million on the Fund, $1.6 million on equity investments, and $1.2 million on securities classified as available-for-sale.

Interest income
     Interest income decreased by 43.1% from $27.0 million in 2007 to $15.4 million in 2008, due primarily to lower interest rates and to a lesser extent, lower average cash balances compared to 2007.
Interest expense and amortization of debt discount
     Interest expense and amortization of debt discount increased by 12.7% from $60.3 million in 2007 to $68.0 million in 2008, due primarily to higher average outstanding debt balances and lower interest capitalization associated with capital expenditures related to our 65nm and below technologies, partially offset by lower interest rates on outstanding floating rate debt.
Income tax expense (benefit)
     We currently pay tax on (1) interest income, (2) rental income, (3) sales of wafers using technologies that do not benefit from preferential tax treatment and (4) other income not specifically exempted from income tax. In 2007, we recorded income tax benefit of $91.4 million on an income before income taxes of $10.3 million. In 2008, we recorded a net income tax benefit of $4.5 million on a loss before income taxes of $97.0 million.
     Fab 7 was previously granted pioneer status for a 15-year period beginning October 1, 2005. During its pioneer period, it had accumulated substantial wear and tear allowances on plant and machinery which it was unable to fully utilize against income from activities covered under the pioneer status. In addition, Fab 7 had pre-pioneer tax losses, which under the pioneer status, were not allowed for carry forward. As such, we applied to revoke the pioneer status of Fab 7 in 2008. Upon receiving the approval of our application which was on a retroactive basis in the second quarter of 2008, we recorded net income tax benefit of $48.7 million arising mainly from additional deferred tax assets on the higher wear and tear allowances and tax losses that have become available to be carried forward for use in future years. In view of the current crisis in the financial markets and deteriorating global economy which have adversely affected our current year performance and our ability to generate sufficient taxable income for the realization of the net deferred tax assets in the foreseeable future, we have established valuation allowance on the deferred tax assets which were assessed as more likely than not to be unrealizable, which resulted in a related income tax expense of $44.2 million recorded in 2008.
Minority interest in CSP
     Due to cumulative losses, the obligations of the minority shareholders of CSP were reduced to zero in the first quarter of 2003. Therefore none of CSP’s losses from that point forward have been allocated to the minority shareholders in our consolidated statements of operations. CSP subsequently reported profits from the fourth quarter of 2007 through the second quarter of 2008 and the profits applicable to the minority shareholders of CSP are taken to the consolidated statements of operations until the minority shareholders’ share of losses previously recorded in the consolidated statements of operations is fully recovered. The effect of this accounting on our results of operations was a reduction of $5.4 million to our net income in 2007 and an addition of $0.8 million to our net loss in 2008, for net losses not allocated to the minority shareholders of CSP according to their proportionate ownership.
Accretion to redemption value of convertible redeemable preference shares
     In the third quarter of 2005, 30,000 convertible redeemable preference shares were issued. We accrete the carrying amounts of the convertible redeemable preference shares to their redemption values at maturity and record such accretion using the effective interest method over the remaining period until the maturity date on August 17, 2010. Such accretion adjusts net income (loss) available to ordinary shareholders. Accretion charges were $9.7 million and $10.0 million in 2007 and 2008, respectively. There was no conversion of convertible redeemable preference shares into ordinary shares in 2007 and 2008.
Years ended December 31, 2006 and December 31, 2007
Net revenue
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

     Revenue from our 0.13um and below process geometry technologies decreased by 7.5% between 2006 and 2007. Such revenue represented 57% of our net revenue in 2006 as compared to 55% of our net revenue in 2007. In addition, 29% of our net revenue in 2006 was attributable to revenue from our 90nm technologies as compared to 12% of our net revenue in 2007. The decrease was due primarily to lower 90nm shipments and lower selling prices. Revenue from our 65nm and below technologies represented 9% of our net revenue in 2007. There were no such shipments in 2006.
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
     In 2006, Broadcom, IBM and AMD, listed in order of revenue contribution, each contributed more than 10% of our total net revenue. In 2007, Broadcom and AMD, listed in order of revenue contribution, each contributed more than 10% of our total net revenue.
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
     In the third quarter of 2006, we changed the estimated salvage values in relation to certain eight-inch process equipment and machinery to reflect higher expected salvage values. These process equipment and machinery primarily support our advanced technologies. The change in the estimated salvage values was a change in accounting estimate that was applied prospectively from July 1, 2006. The impact of this change was a reduction to our cost of revenue of $11.3 million and $10.8 million in 2006 and 2007, respectively.
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
     The change in the estimated salvage values in relation to certain eight-inch process equipment and machinery which was applied prospectively from July 1, 2006 as mentioned above also improved our gross profit by $11.3 million and $10.8 million in 2006 and 2007, respectively.
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

	Year Ended December 31,
	2006	2007
	(In millions)
Net revenue (U.S. GAAP)	$1,414.5	$1,355.5
Chartered’s share of SMP revenue	$112.1	$102.5
Net revenue including Chartered’s share of SMP	$1,526.6	$1,458.0
     The following table provides information that indicates the effect of SMP’s operations on some of our non-U.S. GAAP performance indicators:

	Year ended December 31,
	2007		2008
	Excluding	Including	Excluding	Including
	Chartered’s	Chartered’s	Chartered’s	Chartered’s
	Share of SMP	Share of SMP	Share of SMP	Share of SMP
Shipments (in thousands)(1)	1,248.6	1,365.0	1,419.7	1,548.9
ASP per wafer	$1,112	$1,099	$930	$918

Note:

(1)	Eight-inch equivalent wafers.
     We acquired a 26.7% equity interest in GSI in the first quarter of 2007. We account for the investment in GSI under the equity method. The equity in the loss of GSI was $0.4 million in 2007.
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
Interest expense and amortization of debt discount
     Interest expense and amortization of debt discount decreased by 31.4% from $88.0 million in 2006 to $60.3 million in 2007, due primarily to higher interest capitalization associated with higher capital expenditures related to our 65nm and below technologies in 2007.
Income tax expense (benefit)
     In 2006, we recorded income tax expense of $23.9 million on an income before income taxes of $90.9 million. In 2007, we recorded an income tax benefit of $91.4 million on an income before income taxes of $10.3 million.
     Included in the income tax benefit of $91.4 million in 2007 was an income tax benefit of $119.5 million resulting from the revocation of the pioneer status previously granted to Fab 3. Fab 3 was previously granted pioneer status for a 10-year period beginning July 1, 1999. During its pioneer period, Fab 3 had accumulated substantial wear and tear allowances on plant and machinery which it was unable to fully utilize against income from activities covered under the pioneer status. In addition, Fab 3 had tax losses incurred in fiscal years 1997 and 1998, which under the pioneer status, were not allowed for carry forward. As such, we applied to revoke the pioneer status of Fab 3 in 2007. The application was approved on a retroactive basis in September 2007 and we recorded an income tax benefit of $119.5 million. This tax benefit is available to offset taxes paid or incurred in current and prior years. Relating to this, we expect to receive a refund of taxes of approximately $98.7 million previously paid on non-qualifying income from previous years. The balance of the income tax benefit, after offsetting taxes paid or incurred in prior years, was used to offset current year income tax expense.
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
LIQUIDITY AND CAPITAL RESOURCES
Current and expected liquidity
     As of December 31, 2008, our principal sources of liquidity included $524.5 million in cash and cash equivalents and $1,007.9 million of unutilized banking facilities consisting of loans and bank credit lines. Included in the $1,007.9 million of unutilized banking facilities is $61.7 million of uncommitted banking and credit facilities, $150.0 million related to a revolving loan facility with Sumitomo Mitsui Banking Corporation, or SMBC, which was renewed on July 1, 2008 and will be available until June 30, 2009, and $50.0 million related to a revolving loan facility with Bank of America, or BOA, which is available for 3 years from April 2007. The remaining unutilized banking facilities are available for drawdown only for purposes of financing the purchases of equipment from certain vendors in accordance with designated schedules set forth under the applicable facility agreements.
     The following shows long-term debt outstanding as of December 31, 2007 and 2008:

	December 31,
	2007	2008
	(In thousands)
Long-term debt consists of:
$653.1 million EXIM Guaranteed Loan	$543,501	$459,771
$610 million EXIM Guaranteed Loan	—	90,463
Société Générale Term Loan	—	119,234
JBIC/SMBC Term Loan (Tranche B)	—	71,841
5.645% JBIC/SMBC Term Loan (Tranche A)	—	71,841
5.75% senior notes due 2010	372,700	373,546
6.00% amortizing bonds due 2010	29,659	20,351
6.25% senior notes due 2013	297,752	298,125
6.375% senior notes due 2015	247,092	247,397
Others	9,633	7,775

Long-term debt outstanding	$1,500,337	$1,760,344

     Refer to Note 16 of the consolidated financial statements for more details on our long-term debt outstanding.

     In January 2008, we fully repaid $50.0 million from the revolving loan facility with BOA, $70.0 million from our outstanding uncommitted banking and credit facility with BOA and $150.0 million from the revolving loan facility with SMBC, which were all fully drawn down in December 2007. In June 2008, we drew down $50.0 million from our outstanding uncommitted banking and credit facility with BOA, which was fully repaid in July 2008.
     In January 2008, we repaid $32.4 million of the drawdown from the first tranche of the $653.1 million loan from JPMorgan Chase Bank, guaranteed by Export-Import Bank of United States, or EXIM, or $653.1 million EXIM Guaranteed Loan, which was obtained in 2004 for the purpose of financing the purchase of equipment from U.S. vendors. The loan bears interest at LIBOR plus 0.125% per annum. In July 2008, we also repaid $32.4 million and $28.4 million of the drawdown from the first and second tranches this facility, respectively. In August 2008, we further drew down $10.6 million from the second tranche of the same facility. Subsequent to the drawdown, the availability of the remaining amount of $34.2 million under this facility expired.
     In September 2008, we commenced the drawdown of $90.5 million from the first tranche of the $610 million term loan facility from JPMorgan Chase Bank, guaranteed by EXIM, or $610 million EXIM Guaranteed Loan. The loan was obtained in May 2007 for the purpose of financing the purchase of equipment from U.S. vendors for our Fab 7 facility. This loan facility bears interest at LIBOR plus 0.0695% per annum. Subsequent to this drawdown, the remaining amount available for drawdown under this facility is $519.3 million.
     In March 2008, we drew down $113.1 million from the $300 million term loan facility from Japan Bank of International Cooperation, or JBIC, and SMBC, or JBIC/SMBC Term Loan facility, which was obtained in October 2007 for the purpose of financing the purchase of equipment from Japanese vendors for our Fab 7 facility. 50% of the loan principal bears interest at a fixed rate of 5.645% per annum, while the remaining 50% bears interest at LIBOR plus 0.15% per annum. In December 2008, we drew down an additional $30.6 million from our $300 million JBIC/SMBC Term Loan facility. Subsequent to this second drawdown, the remaining amount available for drawdown under this facility is $156.3 million.
     In March 2008, we fully drew down $119.2 million from tranche A of the $190 million term loan facility from Société Générale, or Société Générale Term Loan with Atradius Dutch State Business NV, or Atradius, as export credit insurer. The loan was obtained in January 2008 for the purpose of financing the purchase of equipment from a European vendor for our Fab 7 facility as well as to finance the premium payable by our company in respect of the insurance provided by Atradius. This facility bears interest at LIBOR plus 0.20% per annum. Subsequent to this drawdown, the remaining amount available for drawdown under tranche B of this facility is $70.6 million.
     In the second quarter of 2006, 1,650 out of the originally issued 30,000 preference shares were converted into ordinary shares. Assuming no further conversion or any redemption of the preference shares until the maturity date on August 17, 2010, we will redeem, out of funds legally available for such payment, each remaining preference share at a redemption price equal to $10,000 per preference share. Refer to Note 18 of the consolidated financial statements for more details on the preference shares.
     On March 31, 2008, we completed the acquisition of 100% of the shares in Chartered Tampines. The total cash consideration for the acquisition was $237.1 million, after a final working capital adjustment, which consisted of cash and direct costs of the acquisition, net of cash acquired of $6.5 million. The acquisition was funded with existing available cash balances.
     We have an investment in the Fund, which is managed by an external financial institution. The Fund consists primarily of corporate debt, mortgage-backed securities and asset-backed securities. Due to the nature of the securities that the Fund invests in, the Fund’s underlying securities have been exposed to adverse market conditions that have affected the value of the collateral and the liquidity of the Fund. As a result, in December 2007, the investment manager of the Fund halted demand redemptions and announced its intention to liquidate the Fund. The fair value of the Fund is assessed by using market prices or, when such prices are not available, using a valuation approach based on the current investment ratings, valuation parameters and estimates of the underlying debt and securities, and redemptions of the Fund and the subsequent distribution of cash. Based on this assessment, we determined that the fair value of the Fund and its underlying debt and securities approximated the fair values provided by the investment manager of the Fund. As such, the amounts recorded in our consolidated financial statements are based on the fair values provided by the investment manager of the Fund. We received cash proceeds of $64.2 million in further redemptions from the Fund in 2008. The realized loss on the redemptions was $0.9 million in 2008. We recorded other-than-temporary impairment losses of $4.6 million related to this investment in 2008. As of December 31, 2008, the fair value of our pro-rata share of investment in the Fund was $19.6 million. As of December 31, 2008, we had received total redemptions of approximately 73.7% of our pro-rata share of the investment in the Fund as of December 31, 2007. The investment manager of the Fund stated that its goal is to have a further 14%-19% of our pro-rata share of the original investment in the Fund liquidated by September 2009. Subsequent to December 31, 2008, we received cash proceeds of $3.4 million in a further redemption from the

Fund. The realized gain resulting from this redemption was immaterial. If the credit and liquidity issues in the markets relating to our investment and its underlying securities continue or worsen, we may recognize further losses in the value of our remaining investment in the Fund.
     Working capital, which is calculated as the excess of current assets over current liabilities, was $677.8 million and $466.9 million as of December 31, 2007 and December 31, 2008, respectively. Our current installments of long-term debt were $74.2 million as of December 31, 2007 compared to $157.5 million as of December 31, 2008, due primarily to the inclusion of loan payables of $58.9 million related to the drawdown from the second tranche of the $653.1 million EXIM Guaranteed Loan and $23.8 million of the drawdown from the Société Générale Term Loan.
     The global economy has deteriorated and there has been unprecedented financial market volatility. These conditions have resulted in a reduction in demand in the foundry industry, which in turn have resulted in declines in orders or in some instances, customers requesting for a deferment of deliveries on existing orders. While these conditions have created certain additional risks for our business, we are taking steps to preserve our cash and liquidity. We believe that our cash on hand, existing working capital, planned use of existing credit facilities, credit terms with our vendors, and projected cash flows from operations will be sufficient to meet our capital and R&D expenditures, debt service obligations, investment and current liquidity needs for at least the next twelve months.
     We believe in maintaining maximum flexibility when it comes to financing our business. We regularly evaluate our current and future financing needs. Depending on market conditions, we may access the capital markets to strengthen our capital position, and provide us with additional liquidity to manage our maturing indebtedness, fund planned and future capital expenditures and for general corporate purposes.
     We cannot predict the timing, strength or duration of any economic deterioration or subsequent economic recovery, worldwide, or in the foundry industry. If the current economic or market conditions persist or deteriorate further, our business, financial condition and results of operations could be materially and adversely affected. Therefore there can be no assurance that our business will generate and continue to generate sufficient cash flow to fund our liquidity needs in the future as cash flow generation may be affected by, among other factors, sales levels, capacity utilization, industry business conditions as well as global economic conditions.
     In August 2008, S&P revised our corporate credit rating from BBB- to BB+ and in February 2009, S&P revised our corporate and unsecured bond ratings from BB+ to BB and assigned us a negative outlook. In December 2008, Moody’s revised our corporate and senior unsecured bond ratings from Baa3 to Ba1. The revisions in our ratings reflect expectations regarding our financial and competitive conditions and we cannot assure you that we will not be subject to further credit rating downgrades, particularly in view of the crisis in the financial markets and the deteriorating global economy. Our debt agreements do not have triggers in respect of any credit rating downgrades that would accelerate the maturity of our debt. However, subject to the achievement of certain production milestones specified under in our debt agreements, we may be required to commence repayment of our debt earlier than then scheduled repayment dates set out in certain of our debt agreements if certain production milestones are achieved as specified under these debt agreements. These production milestones relate to the production capacity and shipment of a certain number of wafers over a given time period as specified in the debt agreements. Credit rating downgrades, depending on their severity, could affect our ability to access or renew existing financing or to obtain additional financing as we may require from time to time depending on the pace of our future growth and technology upgrades and migration. Credit rating downgrades could also affect our ability to access the capital markets in the future on favorable terms, or at all. As a result our ability to compete effectively in our business relative to competitors with higher credit ratings could be affected. Furthermore, as a result of the current crisis in the financial markets and deteriorating global economy, the cost and availability of credit has been and may continue to be adversely affected by illiquid credit markets and wider credit spreads. Where additional financing could be obtained, there can be no assurance that such additional financing will be available on terms satisfactory to us or that such additional financing will not be dilutive to our shareholders or creditors.
Historic cash flows
     The following table sets forth the summary of our cash flows for the periods presented:

	Year ended December 31,
	2006	2007	2008
	(In thousands)
Net cash provided by operating activities	$521,149	$478,873	$586,357
Net cash used in investing activities	$420,384	$845,550	$756,903
Net cash provided by (used in) financing activities	$(204,987)	$386,528	$(48,374)

Historic operating cash flows
     Net cash provided by operating activities was $521.1 million, $478.9 million and $586.4 million in 2006, 2007 and 2008, respectively. The $42.3 million decrease in cash flow from operating activities in 2007 as compared to 2006 was due primarily to higher payments for operating expenses, lower interest received and lower dividends received from SMP, partially offset by higher collections of sales proceeds and lower interest payments. The $107.5 million improvement in cash provided by operating activities between 2007 and 2008 was due primarily to higher collections of sales proceeds and receipt of tax refunds of $99.3 million which arose from the revocation of the pioneer status of Fab 3 in the third quarter of 2007, partially offset by higher payments for operating expenses. Net cash provided by operating activities in 2008 also included $38.1 million from Fab 3E’s operations.
     Net cash provided by operating activities in 2006, 2007 and 2008 also included dividends received from SMP of $38.2 million, $33.6 million and $34.2 million, respectively.
Historic investing cash flows and capital expenditures
     Net cash used in investing activities was $420.4 million, $845.6 million and $756.9 million in 2006, 2007 and 2008, respectively. Investing activities consisted primarily of capital expenditures (excluding the acquisition of assets from our business combination) totaling $554.8 million, $758.4 million and $576.0 million in 2006, 2007 and 2008, respectively. Capital expenditures in 2006 were primarily for our 90nm and below technologies while capital expenditures in 2007 and 2008 were primarily for our 65nm and below technologies. Investing activities in 2006 and 2008 also included a refund of deposits placed with a vendor of $111.7 million and $1.8 million, respectively. The refund of such deposits in 2007 was insignificant.
     In October 2005, SMP reorganized its paid-up share capital and authorized a return of a portion to its shareholders in the form of cash, our entitlement being $20.4 million, in a capital reduction sanctioned by the High Court of Singapore. In 2005, we received $17.3 million arising from the return of capital approved in 2005. In October 2006, the board of directors of SMP approved a second capital reduction which was subsequently approved by the High Court of Singapore and filed with the Accounting and Corporate Regulatory Authority of Singapore in November 2006. Our entitlement arising from the second return of capital from SMP was $19.1 million. In 2006, we received an additional $16.9 million arising from both the first and the second return of capital from SMP. In 2007, we received $7.4 million arising from the second return of capital from SMP. As of December 31, 2007, we had received in full our entitlement arising from both the first and second return of capital from SMP.
     In December 2007, the investment in the Fund, which was classified as a cash equivalent since the time of placement in 2003, was reclassified to other investments and recorded as an investing cash outflow in 2007. In the same month, we received cash proceeds of $8.8 million in further distributions from the Fund. We received cash proceeds of $64.2 million in further distributions from the Fund in 2008.
     Investing activities in 2008 also included $237.1 million related to the purchase of 100% of the shares in Chartered Tampines, which consisted of cash and related direct costs of the acquisition, net of cash acquired of $6.5 million, funded with existing cash balances, and $8.0 million to acquire a 36.8% equity interest in an associated company, SOCLE.
     We expect our capital expenditures for 2009 to be approximately $375 million. We expect to fund this through a combination of existing cash balance, cash flow from operations and use of credit facilities. Such expenditures will be primarily for increasing the capacity of our 65nm and below technologies. With the above capital expenditure, Fab 7 is expected to have equipment (installed or available for installation) that is equivalent to a capacity of 27,000 twelve-inch wafers per month by December 2009. In December 2008, Fab 7 was equipped with a capacity of 24,000 twelve-inch wafers per month. We expect Fab 7 to have a total capacity of 45,000 twelve-inch wafers per month covering 0.13um to 45nm technology nodes. The capacity plan will take several years to complete and depends on market conditions, customer demand, adoption of next generation technologies and our financial plans and capabilities. The total capital expenditure is expected to be approximately $4,200 million to $4,500 million for the planned capacity of 45,000 twelve-inch wafers per month. As of December 31, 2006, December 31, 2007 and December 31, 2008, we have spent an accumulated total of $1,641.6 million, $2,144.2 million and $2,465.8 million, respectively, on equipment for Fab 7. As of December 31, 2006, December 31, 2007 and December 31, 2008, we had commitments on contracts for capital expenditures of $525.2 million, $280.6 million and $298.9 million, respectively. We may claim IA on future qualifying capital expenditure, subject to a minimum level of investment in approved fixed capital expenditure within the qualifying period.
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
Historic financing cash flows
     Net cash provided by financing activities was $386.5 million in 2007 while net cash used in financing activities was $205.0 million and $48.4 million in 2006 and 2008, respectively.
     In 2006, we replaced debt with short remaining terms to maturity with debt that matures over a longer term. Such repayments of debt in 2006 included the facility agreement we have with SMBC and Oversea-Chinese Banking Corporation, or OCBC, for a $200 million term loan facility (with a $100 million greenshoe option), or SMBC/OCBC Term Loan, the 2.5% senior convertible notes due 2006 which matured and were fully redeemed in April 2006 and the CSP syndicated loan which matured and was fully repaid in September 2006. The SMBC/OCBC Term Loan was fully repaid in using the proceeds from the issuance of the 6.25% senior notes due 2013 in April 2006.
     In 2007, we made principal repayments of $64.8 million for the $653.1 million EXIM Guaranteed Loan, and fully repaid the $50.0 million BOA Term Loan which was fully drawn down in 2005. We drew down on the BOA short-term credit and the revolving loan facilities and the SMBC revolving loan facility, totaling $270.0 million. All three facilities were fully repaid in January 2008. We also drew down $284.1 million from the second tranche of the $653.1 million EXIM Guaranteed Loan.
     In 2008, we drew down $143.7 million from the JBIC/SMBC Term Loan facility and $119.2 million from the Société Générale Term Loan. In addition, we drew down a further $60.0 million from BOA short-term credit facility, $10.6 million from the second tranche of the $653.1 million EXIM Guaranteed Loan and $90.5 million from the first tranche of the $610 million EXIM Guaranteed Loan. We also made principal repayments totaling $180.0 million and $150.0 million for the BOA short-term credit and the revolving loan facilities, and the SMBC revolving loan facility, respectively, as well as loan repayment of $94.3 million of the drawdown from the $653.1 million EXIM Guaranteed Loan. Refer to Note 16 of the consolidated financial statements for more details on our outstanding loans.
     Cash flows from financing activities also included receipts of refundable customer deposits of $45.2 million and $0.2 million in 2006 and 2007, respectively. There were no such receipts in 2008. We also made refunds of such customer deposits of $72.1 million, $28.6 million and $5.6 million in 2006, 2007 and 2008, respectively.
     Our restricted cash relates to cash amounts reserved in a bank account and restricted for the purpose of semi-annual principal and interest repayments, and commitment fees related to the $653.1 million EXIM Guaranteed Loan. The increase in restricted cash in 2008 compared to 2007 was due primarily to the placement of restricted cash for the commencement of principal repayment of the second tranche of the $653.1 million EXIM Guaranteed Loan. Similarly, the increase in restricted cash in 2006 was due primarily to the placement of restricted cash for the commencement of principal repayment of the first tranche of the $653.1 million EXIM Guaranteed Loan in early 2007.
Grants for research and development and training
     In 2006, 2007 and 2008, we received $1.9 million, $8.5 million and $14.4 million, respectively, in grants from various agencies of the Government of Singapore, which are included in operating cash flows. The amounts received under these grants relate to a portion of depreciation expenses arising from our R&D related capital expenditures and for certain material, training and staffing costs associated with some of our process technology development and staff training programs. These grants are disbursed in connection with the research, development and training carried out in Singapore based on the terms of the respective grants, the amount of qualifying expenditures incurred and the achievement of the conditions attached to the grants. We recorded grants as a reduction of the expenses which they are intended to reimburse. Such grants recorded in 2006, 2007 and 2008 were $4.6 million, $20.1 million and $19.0 million, respectively.
     We expect that the amount of such grants we may be eligible to receive from the Government of Singapore will be lower in 2009, as compared with 2008. The grants expected to be received in 2009 relate primarily to a portion of depreciation expenses arising from our R&D related capital expenditures and for certain training and staffing costs associated with our 65nm and below technologies process development programs and staff training programs to be incurred in Singapore. See also “Item 4. Information on our Company — B. Business Overview — Research and Development” for further details.

Off-balance sheet arrangements
     In March 2006, we entered into the 2006 Option with Goldman Sachs International, or GS, to replace the call option transaction that we had previously entered into with GS in August 2004 with an expiration date of April 2, 2006. Under the 2006 Option, GS could purchase up to 214.8 million of our ordinary shares at S$1.60 per share should we early terminate the 2006 Option in the first year and S$2.15 per share thereafter. Under the terms of the 2006 Option, if the option was exercised, we had the right either to issue new shares to GS or to settle the transaction in cash. On March 9, 2007, we modified the terms of the 2006 Option by simultaneously terminating the Singapore dollar-denominated option and entering into a U.S. dollar-denominated option. The modification was based on the exchange rate of S$1.5268 per US$1.00 on March 9, 2007. Under the modified terms of the 2006 Option, GS is entitled to purchase up to 214.8 million of new ordinary shares at US$1.408 per share and we may terminate the transaction early, in whole or in part, if the closing price of our ordinary shares is equal to or higher than US$1.760 (equivalent to 125% of the US$1.408 strike price) on each of any 20 business days in any consecutive 30 business-day period. Should we exercise this right and opt for settlement in shares, GS will be required to buy the number of new ordinary shares relating to the terminated portion of the 2006 Option at US$1.408 per share. We continue to have the right to cash settle the 2006 Option. If the 2006 Option is not exercised or terminated earlier, it will expire on March 29, 2011. The closing prices of our ordinary shares since we entered into the 2006 Option to the end 2008 have not triggered the early termination provisions. As of December 31, 2008, GS had also not exercised its rights under the 2006 Option.
     Apart from the 2006 Option, we were not a party to any off-balance sheet arrangements as of December 31, 2008, as defined in Item 303(a)(4)(ii) of SEC Regulation S-K. We do not currently have any relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purpose entities, which might be established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes.
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
     Under the shareholding covenants of some of our loans, Temasek is required to own, directly or indirectly, a certain percentage of our outstanding shares, or is required to be our single largest shareholder. If Temasek does not meet the requirements of these shareholding covenants, the lenders would have the right to require us to repay or accelerate our obligation to repay the outstanding borrowings under these loan documents. A failure to meet any such mandatory prepayment obligations could result in an event of default, which could also cause cross-defaults under other loans and could seriously harm us. In addition, the outstanding loans and unutilized banking facilities available to us impose other restrictive covenants that are customary to loan documents, such as restrictions on incurring further indebtedness, creating security interests over our assets, payments of dividends, disposals of assets, and mergers and other corporate restructurings.
     As of December 31, 2008, we believe we were in compliance with the various financial, shareholding and other restrictive covenants in our loan documents. Assuming the global economy does not continue to deteriorate and the demand for our products does not further worsen and to the best of our knowledge, we also believe we will be in compliance with these loan covenants for the next twelve months. If we fail to comply with any of the loan covenants, we could be in default under the loan documents and the lenders would have the right to require us to repay or accelerate our obligation to repay the outstanding borrowings under the loan documents. In some cases, a default could also cause cross-defaults under other loans and could seriously harm us.
     See “Item 10. Additional Information — C. Material Contracts” for more details on our loan agreements.
Contractual obligations
     The following table sets forth the payments due related to specific contractual obligations as of December 31, 2008:

	Payments due by period (in thousands)
		Less than			More than
	Total	1 year	1 – 3 years	3 – 5 years	5 years
Short-term and long-term debt including principal and interest(1)	$2,061,579	$236,376	$854,009	$601,635	$369,559
Capital lease obligations including principal and interest	121,497	11,233	22,466	21,939	65,859
Operating lease obligations	114,911	8,902	14,356	11,735	79,918
Purchase obligations under(2):
Capital expenditures	517,938	272,882	245,056	—	—
Technology agreements	359,316	111,066	199,250	49,000	—
Other	213,893	213,072	393	368	60
FIN 48 liability(3)	4,097	—	—	—	—
Other long-term liabilities	20,417	—	—	—	20,417

Total	$3,413,648	$853,531	$1,335,530	$684,677	$535,813

Notes:

(1)	These amounts represent the expected principal and interest repayments at each of the periods indicated and do not include the unamortized debt discount relating to the senior notes. The 5.75% senior notes due 2010, the 6.25% senior notes due 2013 and the 6.375% senior notes due 2015 were issued at a price of 98.896%, 99.053% and 98.573%, respectively, of the principal amount. As of December 31, 2008, the carrying amounts of the 5.75% senior notes due 2010, the 6.25% senior notes due 2013 and the 6.375% senior notes due 2015 were $373.5 million, $298.1 million and $247.4 million, respectively, as the unamortized debt discount was reported as a direct reduction to the carrying amounts of the senior notes. The estimated interest repayments on floating-rate obligations were calculated using the prevailing floating interest rates related to these obligations as of December 31, 2008. Actual payments could differ from these estimates.

(2)	We have included purchase obligations that have been recorded on our consolidated balance sheet as of December 31, 2008 in the above table. These obligations amounted to $219.1 million, $5.0 million and $174.6 million for capital expenditures, technology agreements and other purchase obligations primarily relating to operating expenses, respectively.

(3)	As of December 31, 2008, our FIN 48 liability was $4.0 million. We were unable to reasonably estimate the timing of FIN 48 liability payments due to uncertainties in the timing of the effective settlement of tax positions.
     Chartered and LSI Singapore have signed an assured supply and demand agreement with SMP. The agreement was intended to ensure that all of the fixed costs of SMP are recovered by allocating all of its wafer capacity to our company and LSI Singapore in accordance with the respective parties’ equity interest in SMP and each party would bear the fixed costs attributable to its allocated capacity. In September 2004, Chartered and LSI Singapore entered into an agreement pursuant to which both parties agreed to annually reimburse any losses suffered by SMP that are attributable to the respective parties. For the year ended December 31, 2008, SMP did not suffer any losses that were attributable to Chartered and accordingly no reimbursements were payable by Chartered to SMP. There were also no such reimbursements payable to SMP by Chartered in 2006 and 2007. To the extent that the number of wafers that are produced for sale to Chartered’s customers is less than Chartered’s allocated capacity in the future, there is no assurance that there will be no reimbursements payable to SMP by Chartered in respect of unrecovered fixed costs of SMP.
     We have disclosed the expected timing of payment of obligations and the amounts to be paid based on current information. Timing of payments and actual amounts paid may be different depending on the time of receipt of goods or services or changes to agreed-upon amounts or events for some obligations.
Special tax status
     We have been granted pioneer status under the Economic Expansion Incentives (Relief from Income Tax) Act (Chapter 86), or EEIA, of Singapore for:
•	the wafer fabrication of advanced semiconductor devices at Fab 3E for a ten-year period beginning April 1, 1999; and

•	the wafer fabrication of Application Specific Integrated Circuits, or ASICs, and other advanced semiconductor devices at Fab 6 for a ten-year period beginning September 1, 2003.
     Under the EEIA, we have also been granted:
•	post-pioneer status for the manufacture of integrated circuits using submicron technology at Fab 2 for a five-year period beginning July 1, 2006;

•	development and expansion status for the wafer fabrication of advanced semiconductor devices at Fab 3E for a five-year period beginning April 1, 2009; and
•	development and expansion status for the wafer fabrication of ASICs and other advanced semiconductor devices at Fab 6 for a five-year period beginning September 1, 2013.
     During the period in which our pioneer status is effective, subject to our compliance with certain conditions, income arising from our pioneer trade is exempt from Singapore income tax. During the period in which our post-pioneer status or development and expansion status is effective, subject to our compliance with certain conditions, income arising from the post-pioneer activities or development and expansion activities is taxed at a concessionary rate of 10%. Income arising from activities not covered under any of the abovementioned incentives (hereinafter referred to as non-qualifying income) is taxed at the prevailing Singapore corporate tax rate of 18% for the year ended December 31, 2008.
     Under Singapore tax law, loss carryforwards and wear and tear allowances are deductible to the extent of income before loss carryforwards and wear and tear allowances. Unutilized tax losses and wear and tear allowances can be carried forward indefinitely to set off against income in future tax years, subject to our compliance with certain conditions.
     We were previously granted pioneer status for the wafer fabrication of integrated circuits at Fab 7 for a fifteen-year period beginning October 1, 2005. During its pioneer period, Fab 7 had accumulated substantial wear and tear allowances on plant and machinery which it was unable to fully utilize against income from activities covered under the pioneer status. In addition, Fab 7 had pre-pioneer tax losses, which under the pioneer status, were not allowed for carry forward. As such, we applied to revoke the pioneer status of Fab 7 in 2008. Upon receiving the approval of our application which was on a retroactive basis in June 2008, we recorded additional deferred tax assets due primarily to the higher wear and tear allowances and tax losses that became available to be carried forward for use in future years. The future tax liabilities are based on our projection of future taxable income which is contingent upon future market conditions. A downward revision in our projection of future taxable income will require the establishment of additional valuation allowance against the existing deferred tax assets. In view of the current crisis in the financial markets and deteriorating global economy which have adversely affected our current year performance and our ability to generate sufficient taxable income for the realization of the net deferred tax assets in the foreseeable future, we have established additional valuation allowance for the year ended December 31, 2008 on the existing deferred tax assets which was assessed as more likely than not to be unrealizable. As of December 31, 2008, we expect to receive a tax refund of $5.1 million previously paid on non-qualifying income for 2007, and this amount was recorded in “Other non-current assets” as of December 31, 2008.
     In June 2008, we were granted an investment allowance for Fab 3 and Fab 7. Under this tax incentive, an allowance will be granted based on an approved percentage of the qualifying fixed capital expenditure to be incurred over a five-year period with effect from January 1, 2008, subject to compliance with certain conditions such as a minimum level of investment of fixed capital expenditure during the qualifying period. This allowance was given in addition to the normal wear and tear allowances.
Foreign currency risk
     See “Item 11. Quantitative and Qualitative Disclosures about Market Risk — Foreign currency risk.”
RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS NOT YET ADOPTED
     In December 2007, the FASB ratified the consensus reached on EITF Issue No. 07-1, “Accounting for Collaborative Arrangements.” The EITF addresses accounting for collaborative-arrangement activities that are not conducted within a separate legal entity. Revenues and costs incurred with third parties in connection with the collaborative arrangement should be presented gross or net by the collaborators based on criteria in EITF 99-19, “Reporting Revenue Gross as a Principal versus Net as an Agent,” and other applicable accounting literature. Payments to or from collaborators should be presented in the income statement based on the nature of the arrangement, the nature of the company’s business and whether the payments are within the scope of other accounting literature. Other detailed information related to the collaborative arrangement is also required to be disclosed. The requirements under this EITF will be applied to collaborative arrangements in existence at the beginning of our fiscal year 2009. The adoption of EITF 07-1 is not expected to have a material impact on our consolidated financial statements.
     In the same month, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statement—amendments of ARB No. 51.” SFAS No. 160 states that accounting and reporting for minority interests will be recharacterized as noncontrolling interests and classified as a component of equity. The Statement also establishes reporting requirements that provide sufficient disclosures that clearly identify and distinguish between the interests of the parent and the interests of the noncontrolling owners. SFAS No. 160 applies to all entities that prepare consolidated financial statements, except not-for-profit organizations, but will affect only those entities that have an outstanding noncontrolling interest in one or more subsidiaries or that deconsolidate a subsidiary. This statement shall be applied prospectively and is effective as of the beginning of an entity’s first fiscal year beginning after December 15, 2008 except for the presentation and disclosure requirements. The presentation and disclosure requirements shall be applied retrospectively for all periods presented. The adoption of SFAS No. 160 is expected to increase Chartered’s consolidated results of operations in the first quarter of 2009, due primarily to the allocation of CSP’s losses to the minority shareholders of CSP according to their proportionate ownership. Prior to the adoption of SFAS No. 160, none of CSP’s losses have been allocated to the minority shareholders in our consolidated statements of operations from the first quarter of 2003 onwards as the obligations of the minority shareholders were reduced to zero in that quarter due to cumulative losses.
     In March 2008, the FASB issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities.” SFAS No. 161 amends FASB Statement No. 133, “Accounting for Derivative Instruments and Hedging Activities” and is intended to enhance the current disclosure framework in Statement No. 133 by requiring that objectives for using derivative instruments be disclosed in terms of underlying risk and accounting designation to better convey the purpose of the derivative use in terms of the risks that the entity is intending to manage. This Statement is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008. The adoption of this statement extends disclosure requirements and is not expected to have a material impact on our consolidated financial statements.
     In April 2008, the FASB issued FSP SFAS No. 142-3, “Determination of the Useful Life of Intangible Assets.” FSP SFAS No. 142-3 amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under FASB Statement No. 142, “Goodwill and Other Intangible Assets.” The intent of this FSP is to improve the consistency between the useful life of a recognized intangible asset under Statement 142 and the period of expected cash flows used to measure the fair value of the asset under FASB Statement No. 141(revised 2007), “Business Combinations” which will be effective for business combinations occurring in periods beginning after December 15, 2008. This FSP is effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. The adoption of FSP SFAS No. 142-3 is not expected to have a material impact on our consolidated financial statements.
     In June 2008, the FASB issued FSP EITF 03-6-1, “Determining Whether Instruments Granted in Share-Based Payment Transactions Are Participating Securities.” This FSP addresses whether instruments granted in share-based payment transactions are participating securities prior to vesting and, therefore, need to be included in computing earnings per share under the two-class method described in SFAS No. 128, “Earnings Per Share.” This FSP shall be effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those years. All prior-period EPS data presented shall be adjusted retrospectively to conform with the provisions of this FSP. The adoption of FSP EITF 03-6-1 is not expected to have a material impact on our consolidated financial statements.
     In the same month, the FASB approved the issuance of EITF 07-5, “Determining Whether an Instrument (or Embedded Feature) is Indexed to an Entity’s Own Stock.” EITF 07-5 defines when adjustment features within contracts are considered to be equity-indexed. EITF 07-5 shall be effective for financial statements issued for fiscal years beginning after December 15, 2008 and interim periods within those years. This issue is to be applied to outstanding instruments as of the beginning of the fiscal year in which the issue is initially applied through a cumulative effect of change in accounting in opening retained earnings. The adoption of EITF 07-5 is not expected to have a material impact on our consolidated financial statements.
     In September 2008, the FASB ratified EITF Issue No. 08-5, “Issuer’s Accounting for Liabilities Measured at Fair Value With a Third-Party Credit Enhancement”, or EITF 08-5. EITF 08-5 provides guidance for measuring liabilities issued with an attached third-party credit enhancement (such as a guarantee). It clarifies that the issuer of a liability with a third-party credit enhancement should not include the effect of the credit enhancement in the fair value measurement of the liability. EITF 08-5 is effective for the first reporting period beginning after December 15, 2008. The adoption of EITF 08-5 is not expected to have an impact on our consolidated financial statements.
     In November 2008, the FASB ratified EITF Issue No. 08-6, “Equity Method Investment Accounting Considerations”, or EITF 08-6. EITF 08-6 clarifies the accounting for certain transactions and impairment considerations involving equity method investments. This issue is effective for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. Earlier application by an entity that has previously adopted an alternative accounting policy is not permitted. The adoption of EITF 08-6 is not expected to have a material impact on our consolidated financial statements.
ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
A. DIRECTORS AND SENIOR MANAGEMENT
     The following table sets forth the name, age (as of January 1, 2009) and position of each director and member of senior management of our company. The business address of our directors and senior management is our principal office in Singapore.

Board of Directors

Name	Age	Position
James A. Norling(1)(2)(4)	66	Chairman of the Board
Chia Song Hwee(1)	46	Director
Andre Borrel(2)(4)(5)	72	Director
Charles E. Thompson(2)(4)	79	Director
Tay Siew Choon(1)(2)(4)	61	Director
Peter Seah Lim Huat(1)(2)(4)	62	Director
Philip Tan Yuen Fah(3)	64	Director
Pasquale Pistorio	72	Director
Steven H. Hamblin (3)	60	Director
Maurizio Ghirga (3)	70	Director
Senior Management

Name	Age	Position
Chia Song Hwee	46	President and Chief Executive Officer
George Thomas	55	Senior Vice President and Chief Financial Officer
Ang Kay Chai(6)	49	Senior Vice President, Worldwide Sales and Marketing
Hsia Liang Choo, PhD	60	Senior Vice President, Technology Development
Simon Yang, PhD	49	Senior Vice President, Fab Operations and Chief Technology Officer
Baskara Rao Paidithali	43	Vice President, Chief Information Officer
Leow Kim Keat	46	Vice President, Customer Support Operations and Supply Management Organization
Kevin Meyer	56	Vice President, Industry Marketing and Platform Alliances
Ng Seng Huwi	51	Vice President, Human Resources
Tony Tsai	59	Vice President, Quality and Reliability Assurance

Notes:

(1)	Member of the Executive Committee.

(2)	Member of the Executive Resource and Compensation Committee, or the ERCC.

(3)	Member of the Audit Committee.

(4)	Member of the Nominating Committee.

(5)	Mr. Andre Borrel will be retiring at our annual general meeting of shareholders to be held on April 30, 2009.

(6)	Resigned as Senior Vice President, Worldwide Sales and Marketing and his last day will be on February 28, 2009.
Biographical Information
James A. Norling
     James A. Norling has served on our Board of Directors since March 1, 2001 and as our Chairman of the Board since August 1, 2002. Mr. Norling also served as interim Chief Executive Officer from May 2002 to June 2002. He has 37 years of working experience in the electronics industry. Mr. Norling was with Motorola Inc., or Motorola, from 1965 to 2000 holding various positions, including President of the Semiconductor Products Sector in 1986, President of the Europe, Middle East and Africa region in 1993, Deputy to the Chief Executive Officer in 1998 and President of the Personal Communications Sector from 1999 until his retirement. He has previously served as a board member of the Semiconductor Industry Association. Mr. Norling is currently a board member of Harley-Davidson, Inc. Mr. Norling holds a Bachelor of Science and a Master’s degree in Electrical Engineering from the University of Illinois.

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
Andre Borrel
     Andre Borrel has served on our Board of Directors since July 1998 and is currently working as a consultant in the semiconductor industry. Prior to joining our Board of Directors, Mr. Borrel was Senior Vice President and General Manager of the Communication, Power and Signal Group at Motorola. Mr. Borrel is also an Officer of the French National Order of Merit and holds a Master’s degree in Electronics from “Ecole Nationale Superieure des Telecommunications” in Paris, France.
Charles E. Thompson
     Charles E. Thompson has served on our Board of Directors since September 1998 and is currently working as a consultant in the information technology/semiconductor technology industry. From 1973 to 1996, Mr. Thompson was World Marketing Senior Vice President at Motorola. Prior to that, Mr. Thompson was Computer Department Sales Director at General Electric. Mr. Thompson is currently a board member of Tundra Semiconductor Corporation. Mr. Thompson received his Bachelor of Science in Mathematics from the University of Washington.
Tay Siew Choon
     Tay Siew Choon has served on our Board of Directors since July 2001. Mr. Tay was formerly a corporate advisor to Singapore Technologies Pte Ltd which ceased operations on December 31, 2004. Prior to that, he was Managing Director and Chief Operating Officer in Singapore Technologies Pte Ltd. From 1998 to 2000, Mr. Tay was the Managing Director and Deputy Chief Executive Officer of SembCorp Industries Ltd and has held various senior positions in Singapore Technologies Industrial Corporation Ltd. Mr. Tay currently also sits on the board of various companies including Straco Corporation Limited, Pan-United Corporation Ltd and TauRx Therapeutics Ltd. Mr. Tay received his Bachelor of Engineering (Electrical) (Honors) from Auckland University and his Masters of Science in Systems Engineering from the former University of Singapore (now National University of Singapore).
Peter Seah Lim Huat
     Peter Seah has served on our Board of Directors since January 2002. Mr. Seah is currently a member of the Temasek Advisory Panel. Prior to the cessation of operations of Singapore Technologies Pte Ltd on December 31, 2004, Mr. Seah was the President and Chief Executive Officer of Singapore Technologies Pte Ltd. Before joining Singapore Technologies Pte Ltd, he was a banker for 32 years, 22 of which were with the Overseas Union Bank Ltd and before that with Citibank. He retired from his position as Vice Chairman and Chief Executive Officer at Overseas Union Bank Ltd in September 2001. Mr. Seah currently sits on the board of various companies including SembCorp Industries Ltd, CapitaLand Limited, Singapore Technologies Engineering Ltd, StarHub Ltd, Global Crossing Limited and STATS ChipPAC Ltd. (formerly known as ST Assembly Test Services Ltd). Mr. Seah graduated from the former University of Singapore in 1968 with an honors degree in Business Administration. For his public service, he was awarded the Public Service Medal (1995) as well as the Public Service Star (1999) by the Singapore Government.
Philip Tan Yuen Fah
     Philip Tan has served on our Board of Directors and as our Chairman of the Audit Committee since October 2003. He also currently sits on the board of various companies, including Guthrie GTS Ltd, Singapore Food Industries Ltd, Overseas Union Insurance Limited, Alliance Financial Group Berhad, Alliance Bank Malaysia Berhad, Fullerton Fund Management Company Ltd and Wildlife Reserves Singapore Pte Ltd. Mr. Tan was in the commerce and industry sector for 11 years prior to entering the banking and financial sector. He joined the Overseas Union Bank in 1979 holding various senior positions and retired in 2002 as Executive Vice President. Mr. Tan holds a Bachelor of Accountancy from the University of Singapore and a Bachelor of Laws from the University of Wolverhampton, UK. He also holds a post-graduate diploma in Business Administration from the Manchester Business School, UK. He is a Fellow of the Institute of

Certified Public Accountants of Singapore, CPA (Australia), Association of Chartered Certified Accountants, UK and an Associate of the Chartered Institute of Management Accountants, UK.
Pasquale Pistorio
     Pasquale Pistorio has served on our Board of Directors since May 2005. Mr. Pistorio is currently the Honorary Chairman of STMicroelectronics and he also currently sits on the board of FIAT Group S.p.A and BREMBO S.p.A. Mr. Pistorio brings to Chartered more than 38 years of industry leadership experience. Mr. Pistorio is known for his business acumen, his contributions to Europe’s microelectronics industry, and his strong advocacy of environmental protection and corporate social responsibility. Among his numerous accolades, Mr. Pistorio received the “Lifetime Achievement Award” from Reed Electronics Group in 2003, was named first place in the “Top 25 Movers and Shakers” ranking by Time magazine in 2002, and was voted among the top 50 “Stars of Europe” by Business Week magazine. Mr. Pistorio’s greatest achievement was the integration of SGS Group with Thomson Semiconducteurs in 1987 to form SGS-THOMSON Microelectronics, which was renamed STMicroelectronics in 1998. Mr. Pistorio served as STMicroelectronics’ President and Chief Executive Officer from 1998 until his retirement in March 2005, during which STMicroelectronics grew to become one of the world’s top semiconductor companies. Mr. Pistorio holds a degree in electronics from the Polytechnic of Turin, Italy.
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
George Thomas
     George Thomas has served as our Senior Vice President and Chief Financial Officer since March 2005 and oversees our company’s finance, investor relations and legal functions. He also served as our Vice President and Chief Financial Officer from June 2002 to February 2005 and Vice President of Finance from September 2000 to June 2002. He joined our company in May 2000 as Group Controller. Mr. Thomas began his Finance/Accounting career with Canadian Met-Chem, a subsidiary of U.S. Steel Corporation as Internal Auditor and Senior Accounts Executive in 1978. From June 1983 to April 2000, he held various positions at Schlumberger’s Sedco Forex Division, including Controller, Operations-Worldwide, Regional Controller, Asia & Australia, Controller, Indonesia Operations, and Finance Manager of Arabian Drilling Company, a joint venture between Schlumberger and Petromin. He has served on the Board of Directors of Chartered Silicon Partners Pte Ltd since April 2001 and the Board of Directors of Silicon Manufacturing Partners Pte Ltd as an alternate director since July 2003. He was also appointed as a Director of Chartered Semiconductor Manufacturing (Tampines) Pte. Ltd. in March 2008. Mr. Thomas received his Bachelor’s degree in Commerce and in General Law. He is also a member of the Institute of Chartered Accountants of India.
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
Simon Yang, PhD
     Dr. Simon Yang has served in the dual role of Senior Vice President of Fab Operations and Chief Technology Officer since April 2007. Dr. Yang’s role is to forge tighter integration between our company’s technology development and manufacturing. Dr. Yang joined Chartered in October 2005 as Senior Vice President and Chief Technology Officer, with responsibility for developing and driving strategic programs in support of Chartered’s corporate objectives and long-term strategic direction. In his current role, he also has responsibility for driving the manufacturing strategy and operational excellence across all of Chartered’s fabs, including its latest, fully automated 300mm facility. Dr. Yang brings more than 20 years of experience in the semiconductor industry. He previously held key positions in technology development and advanced fab operations. Dr. Yang was a senior vice president for logic technology development and manufacturing at SMIC and prior to that, a director of logic device and process integration at Intel. Prior to joining Chartered, he was President and Chief Executive Officer of Ciwest, a semiconductor start-up based in China. Dr. Yang has been awarded 12 U.S. patents and is the author or co-author of more than 30 technical papers. Dr. Yang holds a Bachelor’s degree in electrical engineering from Shanghai University of Science and Technology, and a Master’s degree in physics and doctorate degree in materials engineering from Rensselaer Polytechnic Institute in Troy, New York.
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
Kevin Meyer
     Kevin Meyer has served as Vice President of Industry Marketing and Platform Alliances since June 2007. In this role, Mr. Meyer leads the team working with IBM and Samsung to drive an industry platform initiative for single-design, multi-sourcing solutions based on designs down to 32/28nm technologies, building on a collaborative development relationship which also includes Infineon, Samsung, Toshiba, STMicroelectronics, AMD and NEC. Previously, Mr. Meyer was our vice president of worldwide marketing and services, leading the global organization that drove our strategy, as well as our product, corporate and regional marketing initiatives. Mr. Meyer has more than 25 years of broad IDM, foundry, and systems experience in the industry and has been with Chartered for a total of seven years. Four years ago, he returned to Chartered after almost two years as the vice president of marketing for MIPS Technologies, an intellectual property company specializing in microprocessors. Mr. Meyer also draws on over 15 years of experience at Motorola, where he held a number of global executive positions in sales, marketing, operations and engineering. In the early 1990s, he was the head of RISC (Reduced Instructions Set Computing) marketing at Motorola when Apple, IBM, and Motorola formed the Apple/IBM/Motorola alliance for PowerPC. He was also the general manager of Motorola’s Computer Group in Asia/Pacific & Japan in the mid 1990s when Motorola licensed Apple’s Mac(intosh) Operating System and built Mac & Windows NT-compatible computers in Nanjing, China. There, he was chairman of one of Motorola’s five joint ventures. Mr. Meyer holds a Bachelor of Science degree in business administration and a Bachelor of Arts degree in industrial technology with a minor in computer science both from the California State University Chico.
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
B. COMPENSATION OF DIRECTORS AND SENIOR MANAGEMENT
     Our company’s total compensation framework is aimed to link our employees’ compensation to the annual overall business of our company and personal performance targets, and create sustained wealth for the shareholders. To ensure competitiveness, we consistently benchmark our total compensation plan with relevant market practices to attract and retain talent.
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
     The long-term incentives comprise deferred retention plans for critical resources and share-based compensation plan. Deferred retention plans refer to compensation schemes where monetary rewards are granted to employees who are our critical resources but the payments are deferred over a period of time. Our share-based compensation plans are the RSU Plan and the PSU Plan. Our Share Option Plan 1999, or the 1999 Option Plan, expired on January 28, 2009. Our Board of Directors have in February 2009 decided to terminate our Chartered Employee Share Purchase Plan, or Chartered ESPP 2004, and the Share Purchase Plan for employees of SMP, or SMP ESPP 2004, with effect from March 1, 2009. The objective of the share-based compensation plans is to reward key employees for achieving long-term company targets and to create employee share ownership. Participation in the share-based compensation plan depends on the individual responsibility, performance level and contributions to the business. Other benefits provided to employees include leave, medical, group insurance and other employee welfare benefits, which we believe are comparable to industry practices. We also regularly organize activities for employees and their families to enhance their work-life balance.

     Our overall compensation philosophy is to ensure competitive annual base salary and benefits to our employees, with variable components tied to delivery of company financial results, and individual performance and contributions to the business.
     During 2008, we granted options to purchase 1,000,000 ordinary shares to one of our senior management. These options were granted under our 1999 Option Plan. The exercise price of these options is S$0.92 and the expiration date of these options is May 16, 2018. These options have a vesting schedule of four years and will vest equally on each anniversary of the date of grant. We had in 2008 also granted 9,051,570 Restricted Share Units, or RSUs, to our directors, mid and senior level managerial employees under the RSU Plan and 2,706,190 PSUs, to our senior executives under the PSU Plan. The options, RSU & PSU grants have been accepted by our grantees. See “Item 6. Directors, Senior Management and Employees — E. Share ownership for Directors and Senior Management” for further details.
     The aggregate compensation we paid to or accrued, excluding share-based compensation expense, for all of our directors and senior management for services rendered to us and our subsidiaries in 2007 and 2008 were approximately $5.2 million and $4.4 million, respectively. The decrease is mainly due to the reduced variable bonus awarded to the senior management in view of the overall performance of our company in 2008 and a temporary salary reduction for our senior management ranging from 15% to 20% with effect from November 2008. We also implemented a temporary salary reduction for our employees ranging from 5% to 20% based on job grades with effect from November 2008.
     We also provide our directors and our senior management with customary director or senior management insurance, as appropriate. Our President and Chief Executive Officer does not have a guaranteed minimum annual bonus.
     We provide a table below setting out the cash-based and share-based compensation paid or proposed to be paid to our directors for services rendered in 2008.
     We also provide below tables setting out the aggregate cash-based and share-based compensation paid to our President and Chief Executive Officer and our top four senior executives for services rendered in 2008. The tables also set out the names of the top four senior executives and a breakdown in percentage terms of the remuneration earned through base salary, variable or performance-related bonuses, benefits-in-kind, share options as well as the number of RSUs and PSUs granted.
     The following table sets forth the cash-based and share-based compensation for directors for services rendered in 2008. For disclosure purposes, all payments in Singapore dollars are converted to United States dollars at an exchange rate of S$1.44 = $1.00.

	Cash-Based Compensation					Share-Based
	($ in thousands)					Compensation(4)
				Director’s		Number	Number
	Salary(1)	Bonus	Others(2)	Fees(3)	Total	of RSUs(5)	of PSUs(6)
Chia Song Hwee	522	—	77	—	599	600,000	276,410
James A. Norling	—	—	—	134	134	70,920	—
Andre Borrel	—	—	—	66	66	39,900	—
Charles E. Thompson	—	—	—	66	66	39,320	—
Tay Siew Choon	—	—	—	50	50	30,190	—
Peter Seah Lim Huat	—	—	—	58	58	35,110	—
Philip Tan Yuen Fah	—	—	—	55	55	35,110	—
Pasquale Pistorio	—	—	—	59	59	28,790	—
Steven H. Hamblin	—	—	—	70	70	42,830	—
Maurizio Ghirga	—	—	—	70	70	42,830	—
Total as of December 31, 2008	522	—	77	628	1,227	965,000	276,410
Total as of December 31, 2007	542	—	77	570	1,189	—	—

Notes:

(1)	Base salary (inclusive of employers’ CPF).

(2)	Allowances (inclusive of employers’ CPF) and others.

(3)	Shareholders approved the payment of directors’ fees for 2008 of $585,000 (including the director’s fees of $20,000 to Dr. Tsugio Makimoto who retired in April 2008) at our last annual general meeting held in April 2008. Shareholders’ approval will be sought at our annual general meeting to be held in April 2009 for the payment of additional directors’ fees of $63,000 for the fiscal year ended December 31, 2008 and directors’ fees of up to $600,000 for the fiscal year ending December 31, 2009.

(4)	No options to purchase shares were granted to our directors in 2008.

(5)	RSUs granted under the RSU Plan. One RSU entitles the holder thereof to one ordinary share upon vesting. RSUs awarded under the RSU Plan are subject to time-based vesting conditions as well as other conditions as may be determined by the ERCC in accordance with the provisions of the RSU Plan.

(6)	PSUs granted under the PSU Plan. One PSU entitles the holder thereof to one ordinary share upon vesting. PSUs granted under the PSU Plan are subject to certain pre-determined conditions and time-based vesting conditions, which are determined by the ERCC at the grant date. The final number of PSUs awarded, if any, will depend on the achievement of those conditions and the PSUs awarded will vest after the third anniversary of the date of grant upon approval by the ERCC.
     The following tables set forth the cash-based and share-based compensation for our President and Chief Executive Officer and our top four senior executives for services rendered in 2008. Percentage amounts represent the amount of salary, bonus or others, as the case may be, as a percentage of total cash-based compensation. For disclosure purposes, all payments in Singapore dollars are converted to United States dollars at an exchange rate of S$1.44 = $1.00.

	Cash-Based Compensation
	($ in thousands)
	Salary(1)	Bonus	Others(2)	Total
US$450,000 - US$699,999
Chia Song Hwee	522	—	77	599
	87%		13%	100%

Aggregate of top four senior executives for 2008	1,564	—	663	2,227
Average person	391	—	166	557
Ang Kay Chai	88%	0%	12%	100%
George Thomas	72%	0%	28%	100%
Hsia Liang Choo	66%	0%	34%	100%
Yang Simon Shi-Ning	60%	0%	40%	100%

Notes:

(1)	Base salary (inclusive of employers’ CPF).

(2)	Allowances (inclusive of employers’ CPF) and other benefits.

	Share-Based Compensation Granted in 2008
			Exercise
	Total		Period of				Vesting
	Options	Exercise	Options	Number	Vesting Period	Number of	Period of
	Granted	Price	Granted	of RSUs(1)	of RSUs	PSUs(2)	PSUs
Chia Song Hwee	—	—	—	600,000	30/05/2009 to 30/05/2011	276,410	30/05/2011
Ang Kay Chai	—	—	—	244,310	30/05/2009 to 30/05/2011	171,830	30/05/2011
George Thomas	—	—	—	590,900	30/05/2009 to 30/05/2011	171,830	30/05/2011
Hsia Liang Choo	—	—	—	244,310	30/05/2009 to 30/05/2011	171,830	30/05/2011
Yang Simon Shi-Ning (3))	1,000,000	$0.92	16/05/2009 to 16/05/2018	284,090	30/05/2009 to 30/05/2011	171,830	30/05/2011

Notes:

(1)	RSUs granted under the RSU Plan. One RSU entitles the holder thereof to one ordinary share upon vesting. RSUs awarded under the RSU Plan are subject to time-based vesting conditions as well as other conditions as may be determined by the ERCC in accordance with the provisions of the RSU Plan.

(2)	PSUs granted under the PSU Plan. One PSU entitles the holder thereof to one ordinary share upon vesting. PSUs granted under the PSU Plan are subject to certain pre-determined conditions and time-based vesting conditions, which are determined by the

ERCC at the grant date. The final number of PSUs awarded, if any, will depend on the achievement of those conditions and the PSUs awarded will vest after the third anniversary of the date of grant upon approval by the ERCC.

(3)	Options granted in 2008 as set forth in his employment contract dated August 16, 2005.
C. BOARD PRACTICES
BOARD COMPOSITION
     Our Articles of Association set the minimum number of directors at two. We currently have 10 directors. A portion of our directors (including our President and Chief Executive Officer) retire by rotation and are re-elected at each annual general meeting of shareholders. The number of directors retiring and eligible to stand for re-election each year varies, but generally is equal to one-third of the board, with the directors who have been in office longest since their re-election or appointment standing for re-election. Our contracts with our directors (and also our senior management) do not have fixed expiry dates but can be terminated by either party subject to notice provisions. None of our directors receive benefits upon termination of their appointment in their capacity as directors. Dr. Tsugio Makimoto retired at our annual general meeting of shareholders on April 30, 2008 and did not seek re-election. Mr. Andre Borrel will be retiring at our annual general meeting of shareholders to be held on April 30, 2009 and will not be seeking re-election and re-appointment.
     As of December 31, 2008, Temasek, through its subsidiary, ST Semiconductors, beneficially owned approximately 59.39 % of our outstanding ordinary shares. As such, it is able to control actions over many matters requiring approval by our shareholders, including the election of directors.
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
     The Board of Directors held ten meetings (through physical attendance and conference calls) during the fiscal year ended December 31, 2008, including four regularly scheduled meetings and six special meetings. The Board of Directors also held meetings without directors who are members of senior management in regular sessions which are generally held immediately after a regularly scheduled Board meeting.
Committees of the Board of Directors
Executive Committee
     The Executive Committee of our Board of Directors was established to enable our Board to delegate some of its powers and functions regarding the governing of the affairs of our company and our subsidiaries to the Executive Committee in order to facilitate timely decision-making processes within the limits of authority as determined by our Board. The members of the Executive Committee are Messrs. James A. Norling (chairman), Peter Seah Lim Huat, Tay Siew Choon and Chia Song Hwee. The Executive Committee held two meetings during the fiscal year ended December 31, 2008.
Audit Committee
     The Audit Committee of our Board of Directors consists of three members. The Audit Committee reviews, acts on and reports to the Board of Directors regarding various auditing and accounting matters. In particular, the Audit Committee reviews the financial statements of our company, the scope and results of annual audits (both internal and external), the recommendations of our independent auditors and the response of our company’s management to both the internal and external audits. The Audit Committee met four times in 2008 with the external and internal auditors without the presence of management. It also oversees related party transactions, including all material transactions between us and the

Temasek group. In December 2004, the Audit Committee adopted a Whistleblower Program to encourage ethical conduct and facilitate disclosures. In addition, the Audit Committee has also established a Business Ethics and Review Committee to implement and administer our company’s policies on ethical conduct and to receive, retain, investigate and act on complaints and concerns of employees regarding violations of our company’s human resource policies addressing employee business practices and our code of ethics.
     The members of the Audit Committee are Messrs. Philip Tan Yuen Fah (chairman), Steven H. Hamblin and Maurizio Ghirga. The Audit Committee held nine meetings during the fiscal year ended December 31, 2008.
Executive Resource and Compensation Committee
     The ERCC of our Board of Directors oversees executive compensation and development in our company with the goal of building capable and committed management teams through competitive compensation, focused management and progressive policies which can attract, motivate and retain a pool of talented executives to meet our current and future growth plans. The ERCC establishes compensation policies for key executives, approves salary reviews, bonuses and incentives for key executives, approves share incentives, such as share ownership plans for executives, approves key appointments and reviews succession plans for key positions, and oversees the development of key executives and talented executives.
     The members of the ERCC are Messrs. Peter Seah Lim Huat (chairman), James A. Norling, Andre Borrel (who will be retiring as a director at our annual general meeting of shareholders to be held on April 30, 2009), Charles E. Thompson and Tay Siew Choon. The ERCC held five meetings during the fiscal year ended December 31, 2008.
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
     The members of the Nominating Committee are Messrs. James A. Norling (chairman), Peter Seah Lim Huat, Andre Borrel (who will be retiring as a director at our annual general meeting of shareholders to be held on April 30, 2009), Charles E. Thompson and Tay Siew Choon. The Nominating Committee held four meetings during the fiscal year ended December 31, 2008.
D. EMPLOYEES
     As of December 31, 2008, our total staff strength was 6,004 employees. The following tables sets forth the total number of employees as of the dates indicated by functional responsibility and by geographical locations.

Functions	2006	2007	2008
Engineering (Modules, Yield Engineering, Process Integration, Product Engineering, Joint Venture Technology, Metrology)	1,856	2,054	2,529
Manufacturing Operations	1,011	1,146	1,321
Manufacturing Support	724	727	1,027
Research and Development	508	543	602
Administration, Marketing and Finance	582	655	525

Total	4,681	5,125	6,004

	As of December 31,
Geographical Locations	2006	2007	2008
Singapore	4,540	4,967	5,843
United States of America	103	119	119
Europe	15	14	15
Asia-Pacific (other than Singapore)	23	25	27

Total	4,681	5,125	6,004

     In addition, as of December 31, 2008, we had a total of 606 temporary employees. The average number of temporary employees in 2008 based on the number of temporary employees at the end of each month end was 686.
     On January 30, 2009, we announced that as a result of further decline in our utilization rate into the first quarter of 2009 and lack of visibility in end markets, we will be reducing our worldwide workforce by approximately 600 people, including 100 employees of SMP, in the first quarter of 2009. This will bring our total worldwide workforce reduction to approximately 1,300 people (including 157 employees of SMP and 398 temporary employees) since the third quarter of 2008.
     Our employees are not covered by any collective bargaining agreements but are social members of the United Workers of Electronic and Electrical Industries union. We have not experienced any strikes or work stoppages by our employees. We consider our relationship with our employees to be good.
     We provide our employees with customary compensation and benefit plans, including employee bonus plans and an employee share purchase plan. Employees of SMP, our 49% owned affiliate, are eligible to participate in an employee share purchase plan with terms substantially similar to the share purchase plan for our employees. Employees of SMP are also eligible to receive share grants under our company’s employee share ownership plans subject to certain conditions as provided in the plans. Please see “Item 6. Directors, Senior Management and Employees — E. Share Ownership for Directors and Senior Management — Employee Benefit Plans” for a discussion of our share purchase plan and our employee share ownership plan.
E. SHARE OWNERSHIP FOR DIRECTORS AND SENIOR MANAGEMENT
     The following table sets forth the number of ordinary shares beneficially owned by each of our directors, including our president and chief executive officer, and all of our directors and senior management as a group as of December 31, 2008.

No. of Ordinary Shares(1)
Directors	Beneficially Owned(2)
James A. Norling	1,666,675
Chia Song Hwee	8,345,213
Andre Borrel(3)	331,000
Charles E. Thompson	330,690
Tay Siew Choon	229,940
Peter Seah Lim Huat	319,230
Philip Tan Yuen Fah	319,230
Pasquale Pistorio	2,669,940
Steven H. Hamblin	119,940
Maurizio Ghirga	39,940
All directors and senior management(4) as a group (19 persons)(5)	25,950,050

Notes:

(1)	The number of ordinary shares listed in this table includes ordinary shares held in the form of ADSs.

(2)	Gives effect to the ordinary shares issuable within 60 days from December 31, 2008 upon the exercise of all options and other rights beneficially owned by the indicated shareholders on that date. Beneficial ownership is determined in accordance with the rules of the SEC and includes voting and investment power with respect to ordinary shares. Except for 36,000 shares held by James A. Norling which are jointly held, the persons named in the table have sole voting and sole investment control with respect to all ordinary shares beneficially owned.

(3)	Mr. Andre Borrel will be retiring at our annual general meeting of shareholders to be held on April 30, 2009.

(4)	None of our directors or senior management individually owned 1% or more of our outstanding ordinary shares as of December 31, 2008 based on an aggregate of 2,543,199,909 ordinary shares outstanding as of such date.

(5)	This includes the number of ordinary shares beneficially owned by Mr. Ang Kay Chai, a member of our senior management, who resigned from our company and whose last day will be on February 28, 2009.

     Equity Awards for Directors
     The following table contains information pertaining to equity awards held by directors as of December 31, 2008.

	Number of
	Ordinary Shares
	Issuable Upon				Number
	Exercise of	Exercise Price		Number of	of
Directors	Options	S$	Exercise Period	RSUs(1)	PSUs(2)
James A. Norling	1,172,195	3.88	01/05/2002 to 01/05/2012	87,890	—
	110,000	1.70	27/02/2005 to 27/02/2009
	110,000	1.16	26/08/2006 to 26/08/2010
	120,000	1.21	25/08/2007 to 25/08/2011
	60,000	1.07	31/08/2008 to 31/08/2012

Chia Song Hwee	26,444	0.80	30/04/1999 to 29/04/2009	816,820	516,730
	234,439	2.86	29/10/1999 to 29/10/2009
	70,331	2.86	29/04/2000 to 29/10/2009
	410,268	14.24	06/04/2001 to 06/04/2010
	527,487	10.12	03/10/2001 to 03/10/2010
	263,743	4.05	28/03/2002 to 28/03/2011
	263,743	4.26	15/08/2002 to 15/08/2011
	234,439	3.46	22/02/2003 to 22/02/2012
	2,344,391	1.86	30/08/2003 to 30/08/2012
	300,000	0.72	28/02/2004 to 28/02/2013
	700,000	1.10	29/08/2004 to 29/08/2013
	1,000,000	1.70	27/02/2005 to 27/02/2014
	220,000	1.02	30/07/2004 to 30/07/2014
	1,000,000	1.16	26/08/2006 to 26/08/2015
	1,000,000	1.21	25/08/2007 to 25/08/2016
	470,000	1.07	31/08/2008 to 31/08/2017

Andre Borrel	85,000	1.70	27/02/2005 to 27/02/2009	49,800	—
	60,000	1.16	26/08/2006 to 26/08/2010
	70,000	1.21	25/08/2007 to 25/08/2011
	35,000	1.07	31/08/2008 to 31/08/2012

Charles E. Thompson	60,000	1.70	27/02/2005 to 27/02/2009	49,220	—
	60,000	1.16	26/08/2006 to 26/08/2010
	70,000	1.21	25/08/2007 to 25/08/2011
	35,000	1.07	31/08/2008 to 31/08/2012

Peter Seah Lim Huat	85,000	1.70	27/02/2005 to 27/02/2009	48,570	—
	85,000	1.16	26/08/2006 to 26/08/2010
	95,000	1.21	25/08/2007 to 25/08/2011
	47,500	1.07	31/08/2008 to 31/08/2012

Tay Siew Choon	60,000	1.70	27/02/2005 to 27/02/2009	40,090	—
	60,000	1.16	26/08/2006 to 26/08/2010
	70,000	1.21	25/08/2007 to 25/08/2011
	35,000	1.07	31/08/2008 to 31/08/2012

	Number of
	Ordinary Shares
	Issuable Upon				Number
	Exercise of	Exercise Price		Number of	of
Directors	Options	S$	Exercise Period	RSUs(1)	PSUs(2)
Philip Tan Yuen Fah	85,000	1.70	27/02/2005 to 27/02/2009	48,570	—
	85,000	1.16	26/08/2006 to 26/08/2010
	95,000	1.21	25/08/2007 to 25/08/2011
	47,500	1.07	31/08/2008 to 31/08/2012

Pasquale Pistorio	60,000	1.16	26/08/2006 to 26/08/2010	38,690	—
	70,000	1.21	25/08/2007 to 25/08/2011
	35,000	1.07	31/08/2008 to 31/08/2012

Steven H. Hamblin	70,000	1.21	25/08/2007 to 25/08/2011	52,730	—
	35,000	1.07	31/08/2008 to 31/08/2012

Maurizio Ghirga	35,000	1.07	31/08/2008 to 31/08/2012	52,730	—

Notes:

(1)	RSUs granted under the RSU Plan. One RSU entitles the holder thereof to one ordinary share upon vesting. RSUs awarded under the RSU Plan are subject to time-based vesting conditions as well as other conditions as may be determined by the ERCC in accordance with the provisions of the RSU Plan.

(2)	PSUs granted under the PSU Plan. One PSU entitles the holder thereof to one ordinary share upon vesting. PSUs granted under the PSU Plan are subject to certain pre-determined conditions and time-based vesting conditions, which are determined by the ERCC at the grant date. The final number of PSUs awarded, if any, will depend on the achievement of those conditions and the PSUs awarded will vest after the third anniversary of the date of grant upon approval by the ERCC.
Employee Benefit Plans
     Our current share-based compensation plans are the RSU Plan and the PSU Plan, each as described below. The 1999 Option Plan, as described below, expired on January 28, 2009 and the Chartered ESPP 2004 and the SMP ESPP 2004 will terminate with effect from March 1, 2009.
Share Option Plan 1999
     In March 1999, we adopted our Share Option Plan 1999, which we refer to as the 1999 Option Plan. The 1999 Option Plan terminated in accordance with its terms on January 28, 2009, ten years after the date on which the Board adopted the 1999 Option Plan. The purpose of the plan was to put our company in a competitive position as an employer. Options granted under the 1999 Option Plan may have been non-statutory options or incentive stock options intended to qualify under Section 422 of the U.S. Internal Revenue Code of 1986, as amended, or the Code.
     The 1999 Option Plan was administered by the ERCC. Our employees, employees of SMP, our outside directors and consultants were eligible to receive option grants subject to certain exceptions as provided in the 1999 Option Plan. An individual who owned more than 10% of the total combined voting power of all classes of our outstanding shares was not eligible for the grant of options unless:
•	the exercise price of the option was at least 110% of the fair market value of an ordinary share on the date of grant; and

•	in the case of an incentive stock option, such option by its terms was not exercisable after the expiration of five years from the date of grant.
     The aggregate number of ordinary shares that may have been issued under the 1999 Option Plan could not exceed 227,647,883 ordinary shares, as adjusted from 197,160,000 to give effect to our eight-for-ten rights offering in October 2002.
     If an outstanding option expires for any reason or is cancelled or otherwise terminated, the ordinary shares allocable to the unexercised portion of such option will again be available for the purposes of the plan. The exercise price of an incentive stock option could not be less than 100% of the fair market value of an ordinary share on the date of grant. In no event could the exercise price for an option be below par value.
     The exercisability of options outstanding under the 1999 Option Plan may be fully or partially accelerated under certain circumstances such as a change in control of our company, as defined in the 1999 Option Plan.

     Each grant under the 1999 Option Plan is evidenced by a share option agreement and the term of options granted could not exceed ten years from the date of grant. If the optionee’s service with us is terminated, the optionee’s outstanding options, to the extent then exercisable, remain exercisable for a specified period (which is based on the reason for the termination) following the date of termination. All options which are not exercisable at the date of termination lapse when the optionee’s service terminates.
     As of December 31, 2008, options to purchase 105,478,447 ordinary shares were issued and outstanding under our 1999 Option Plan, of which options to purchase 26,471,479 ordinary shares were held by our directors and senior management. The exercise prices of all outstanding options range from S$0.26 to S$14.24 and the expiration dates of all options range from February 27, 2009 to October 24, 2018. The weighted-average exercise price of employee share options outstanding was $2.00 as of December 31, 2008.
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
     The aggregate number of ordinary shares that are available for purchase under the Chartered ESPP 2004 and the SMP ESPP 2004 taken together is 30,000,000 ordinary shares with a limit of 3,000,000 ordinary shares per calendar year and a limit of 1,500,000 ordinary shares per offering period. A total of 1,942,130 ordinary shares were issued in 2008 under the Chartered ESPP 2004 and the SMP ESPP 2004 and a total of 6,729,830 ordinary shares were issued as of December 31, 2008 under the Chartered ESPP 2004 and the SMP ESPP 2004.
     The Board has the right to amend, suspend or terminate the Chartered ESPP 2004 or the SMP ESPP 2004 at any time and without notice. Shareholders’ approval will be required, however, to change the maximum aggregate number of ordinary shares to be issued under the plans, except for a change in the number of ordinary shares due to a share dividend, a subdivision or consolidation of ordinary shares, or any other increase or decrease in the number of ordinary shares effected without receipt or payment of consideration by our company. In addition, shareholders’ approval will be required to change the eligibility requirements for participation in the Chartered ESPP 2004 or the SMP ESPP 2004, and for any other amendment of the plans to the extent required by applicable law or regulation.
     Our Board of Directors have decided in February 2009 to terminate the Chartered ESPP 2004 and the SMP ESPP 2004 with effect from March 1, 2009.
Restricted Share Unit Plan 2007
     In April 2007, we adopted the RSU Plan. The RSU Plan is a share-based incentive designed to reward, retain and motivate our company’s employees and employees of SMP. The RSU Plan is intended for mid and senior level managerial employees who are considered critical resource of our company with the intention to reward, retain and motivate the employees.
     The RSU Plan is administered by the ERCC. Our employees, employees of SMP, our directors and consultants are eligible to receive RSUs under the RSU Plan. Employees and consultants of our parent company or our affiliated companies are also eligible to receive RSUs.

     A RSU represents an unfunded, unsecured promise of our company to issue one ordinary share of our company. RSUs are granted with no exercise or purchase price. All vested RSUs may be paid in cash or ordinary shares of our company as determined by the ERCC. We have historically settled all vested awards in shares and the intention is also to settle all future vested awards in shares. We issue new shares upon vesting of the RSUs. RSUs awarded under the RSU Plan are subject to time-based vesting conditions as well as other conditions as may be determined by the ERCC in accordance with the provisions of the RSU Plan. Unvested RSUs are subject to forfeiture if employment terminates prior to vesting, unless otherwise decided by the ERCC. A grantee of RSUs has no rights as a shareholder with respect to any ordinary shares covered by the RSUs until such ordinary shares have been issued pursuant to the terms of the RSU Plan.
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
     During 2008, a total of 9,051,570 RSUs were granted by our company. These RSUs have a vesting schedule of three years and one-third of the RSUs granted will vest on each anniversary of the date of grant. As of December 31, 2008, 11,328,030 RSUs remained outstanding.
     The RSU Plan will terminate automatically 10 years after its adoption. The ERCC may amend, suspend or terminate the RSU Plan at any time and for any reason without shareholders’ approval, unless required under applicable laws and the exchange rules.
Performance Share Unit Plan 2007
     In April 2007, we adopted the PSU Plan. The PSU Plan is a share-based incentive intended for senior executives in key positions who are able to drive the strategic direction and performance of our company.
     The PSU Plan is administered by the ERCC. Our employees, employees of SMP, our directors and consultants are eligible to PSUs under the PSU Plan. Employees and consultants of our parent company or our affiliated companies are also eligible to receive PSUs.
     A PSU represents an unfunded, unsecured promise of our company to issue one ordinary share of our company. PSUs are granted with no exercise or purchase price. All vested PSUs may be paid in cash or ordinary shares of our company as determined by the ERCC. We have historically settled all vested awards in shares and the intention is to also settle all future vested awards in shares. We issue new shares upon vesting of PSUs. PSUs granted under the PSU Plan may be subject to certain pre-determined conditions as well as time-based vesting conditions, which are determined at the grant date. Subject to the achievement of those conditions, the PSUs will vest at the end of the vesting period upon approval by the ERCC. Unvested PSUs are subject to forfeiture if employment terminates prior to vesting, unless otherwise decided by the ERCC. A grantee of PSUs has no rights as a shareholder with respect to any ordinary shares covered by the PSU until such ordinary shares have been issued pursuant to the terms of the PSU Plan.
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
     During 2008, a total of 2,706,190 base number of PSUs were granted by our company. The final number of PSUs awarded, if any, will depend on the achievement of the pre-determined conditions and the time-based service conditions and the PSUs awarded will vest after the third anniversary of the date of grant once ERCC approval has been obtained. These conditions are achievement of pre-determined levels of Economic Value Added, or EVA, spread, Absolute Total Shareholder Return, or TSR, and Relative TSR as defined in the PSU Plan. The achievement of EVA spread is a performance condition while the achievement of both Absolute and Relative TSR are market conditions. The vesting of the awards granted in 2007 is contingent upon the achievement of pre-determined levels of EVA spread and Absolute TSR as those measures are defined in the PSU Plan. The vesting of the awards granted in 2008 is contingent upon the achievement of pre-determined levels of EVA spread, Absolute and Relative TSR as those measures are defined in the PSU Plan. All conditions are determined based on the average of three financial years’ EVA spread, Absolute and Relative TSR. As of December 31, 2008, all 4,719,050 PSUs remained outstanding.

     The PSU Plan will terminate automatically 10 years after its adoption. The ERCC may amend, suspend or terminate the PSU Plan at any time and for any reason without shareholders’ approval, unless required under applicable laws and the exchange rules.
ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
A. MAJOR SHAREHOLDERS
     The following table sets forth certain information with respect to each person or group of affiliated persons who is known by us to beneficially own 5% or more of our ordinary shares as of January 31, 2009 based on an aggregate of 2,543,199,909 ordinary shares outstanding as of such date:

	Ordinary Shares(1)
	Beneficially Owned(2)
Shareholders Holding 5% or More	Number	Percentage
Temasek Holdings (Private) Limited(3)	1,510,324,883	59.39%
The Dodge & Cox International Stock Fund	179,811,000	7.07%

Notes:

(1)	The number of ordinary shares listed in this table includes ordinary shares held in the form of ADSs.

(2)	Beneficial ownership is determined in accordance with the rules of the SEC and includes voting and investment power with respect to ordinary shares. Unless otherwise indicated, the persons named in the table have sole voting and sole investment control with respect to all ordinary shares beneficially owned.

(3)	The 1,510,324,883 ordinary shares deemed to be beneficially owned by Temasek are held by ST Semiconductors. ST Semiconductors is a wholly-owned subsidiary of Temasek. Temasek may therefore be deemed to beneficially own the shares owned by ST Semiconductors.
     As of January 30, 2009, 1,159,335 of our ordinary shares, representing 0.05% of our outstanding ordinary shares, were held by a total of 142 holders of record with addresses in the U.S. As of the same date, 5,065,432 of our ADSs (representing 50,654,320 ordinary shares), representing 1.99% of our outstanding ordinary shares, were held by a total of 10 registered holders of record with addresses in and outside of the U.S. Since certain of these ordinary shares and ADSs were held by brokers or other nominees, the number of record holders in the U.S. may not be representative of the number of beneficial holders or where the beneficial holders are resident. All holders of our ordinary shares are entitled to the same voting rights.
B. RELATED PARTY TRANSACTIONS
The Temasek Group
     As of December 31, 2008, Temasek, through its wholly-owned subsidiary, ST Semiconductors, beneficially owned approximately 59.39% of our outstanding ordinary shares. As a result, Temasek is able to control actions over many matters requiring approval by our shareholders, including the election of directors and approval of significant corporate transactions. Temasek’s sole shareholder is the Minister for Finance (Incorporated) of Singapore and it is an Asia investment company with investments in a range of industries, which include telecommunications and media, financial services, property, transportation and logistics, energy and resources, infrastructure, engineering and technology, as well as pharmaceuticals and biosciences. Mr. Peter Seah Lim Huat, one of our directors, is a member of the Temasek Advisory Panel.
     We also have contractual and other business relationships with several of Temasek’s affiliates and we may also engage in material transactions with several of Temasek’s affiliates from time to time. Consequently, conflicts of interest may arise between us in certain circumstances.
Transactions with the Temasek Group
     We engage in transactions with affiliates of Temasek in the ordinary course of our businesses.
     In particular, (a) we paid STATS ChipPAC $10.6 million, $9.2 million and $7.2 million in 2006, 2007 and 2008, respectively, for services rendered in those years and (b)(i) we purchased $1.8 million, $2.5 million and $1.2 million in property, plant and equipment from subsidiaries of Temasek in 2006, 2007 and 2008, respectively, and (ii) we paid other subsidiaries of Temasek $0.5 million, $0.5 million and $1.3 million in 2006, 2007 and 2008, respectively, for services rendered in those years.
     We also had the following leases with affiliates of Temasek:
     (1) Fab 1, which ceased operations at the end of March 2004, was located on land which was leased from Ascendas Land (Singapore) Pte Ltd, a wholly-owned subsidiary of JTC. We sold and transferred our leasehold interest in respect of Fab 1 in January 2006.
     (2) Fabs 2 and 3 and our corporate offices are located on land which we lease from Terra, a wholly-owned subsidiary of Temasek, which in turn leases the land from JTC. These leases run until 2024 with conditional options to extend for another 30 years. The sub-leases for Fab 2 and Fab 3 require us to make rental payments to Terra at rates equal to the rent paid by Terra to JTC for the subject land through 2024.
     (3) The site slurry treatment plant for Fab 3 is also located on land which we lease from Terra, which in turn leases the land from JTC. This lease runs until 2030 with a conditional option to extend for another 30 years. Our company is required to make rental payments to Terra at rates equal to the rent paid by Terra to JTC for the subject land through 2030.
     (4) On March 31, 2008, we completed our acquisition to purchase 100% of the shares in Chartered Tampines, which owns and operates Fab 3E. Chartered Tampines leases the land on which Fab 3E is located from JTC. This lease runs until 2026 with a conditional option to extend for another 30 years. The yearly rental rate for the land on which Chartered Tampines is located is based on the prevailing market rent subject to an annual rent not exceeding an increase of 5.5% of the previous year’s rent.
     (5) CSP leases the land on which Fab 6 is located from Terra, which in turn leases it from JTC. The lease runs until 2027 with a conditional option to extend for an additional 30 years. CSP is required to make rental payments to Terra at rates equal to the rent paid by Terra to JTC for the subject land through 2027.
     (6) Fab 7 is located on land which we lease from Terra which in turn leases the land from JTC. The JTC lease runs until 2030 with a conditional option to extend for an additional 30 years. Our company is required to make rental payments to Terra at rates equal to the rent paid by Terra to JTC for the subject land through 2030.
     (7) In 2006, we leased an additional plot of land from Terra which in turn leased the land from JTC. The lease runs until 2030. We are using this additional plot of land for ancillary purposes to support our company’s business operations. Our company has paid in full all rental payments due for this lease.
     Lease payments in respect of the leases described above for the years ended December 31, 2006, 2007 and 2008 were approximately $3.3 million, $2.7 million and $3.9 million, respectively.
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
Export Sales
     Please see “Item 4. Information On Our Company — B. Business Overview — Customers and Markets.”
Dividend Policy
     In December 1995 and January 1997, we paid a cash dividend on our ordinary shares in an aggregate amount equivalent to $87,000 and $93,000, respectively, for the purpose of qualifying our ordinary shares as “trustee stock” eligible for investment by account holders of the CPF, a mandatory employee pension plan administered by the Government of Singapore. Except for these dividends, we have not, since our inception, declared or paid any cash dividends on our ordinary shares. We do not currently anticipate paying any cash dividends for 2008 or in 2009. We may, by ordinary resolution, declare dividends at a general meeting, but we may not pay dividends in excess of the amount recommended by our Board of Directors. Our Board of Directors may also declare interim dividends without seeking shareholder approval. We must pay all dividends out of our profits or pursuant to Section 403 of the Companies Act, Chapter 50 of Singapore, or the Companies Act. In making its recommendation, our Board of Directors will consider, among other things, our future earnings, operations, capital requirements and general financial condition, as well as general business conditions and other factors which our Board of Directors may determine are appropriate. Some of our loan agreements restrict the payment of dividends without the prior consent of the lender. We currently intend to retain future earnings, if any, to finance expansion of our business.
Legal Proceedings
     As of December 31, 2008, we are not involved in any legal or arbitration proceedings that we believe would be significantly harmful to our company.
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
(a) Annual high and low market prices

	Nasdaq
	High		Low
2004		$11.35		$5.76
2005		$9.01		$5.52
2006		$11.81		$6.70
2007		$10.48		$6.56
2008		$6.92		$1.15

	Singapore Exchange
	High		Low
2004	S$	1.89	S$	0.92
2005	S$	1.44	S$	0.92
2006	S$	1.84	S$	1.03
2007	S$	1.61	S$	0.96
2008	S$	0.97	S$	0.175
(b) Quarterly high and low market prices

	Nasdaq
	High		Low
January 1, through March 31, 2007		$10.48		$8.08
April 1, through June 30, 2007		$9.84		$8.17
July 1, through September 30, 2007		$8.79		$6.64
October 1, through December 31, 2007		$7.80		$6.56
January 1, through March 31, 2008		$6.59		$4.74
April 1, through June 30, 2008		$6.92		$5.36
July 1, through September 30, 2008		$5.65		$2.61
October 1, through December 31, 2008		$2.85		$1.15

	Singapore Exchange
	High		Low
January 1, through March 31, 2007	S$	1.61	S$	1.22
April 1, through June 30, 2007	S$	1.48	S$	1.24
July 1, through September 30, 2007	S$	1.34	S$	1.04

	Singapore Exchange
	High		Low
October 1, through December 31, 2007	S$	1.14	S$	0.96
January 1, through March 31, 2008	S$	0.965	S$	0.655
April 1, through June 30, 2008	S$	0.97	S$	0.73
July 1, through September 30, 2008	S$	0.77	S$	0.38
October 1, through December 31, 2008	S$	0.39	S$	0.175
(c) Monthly high and low market prices

	Nasdaq
	High		Low
August 2008		$4.32		$3.37
September 2008		$3.19		$2.61
October 2008		$2.85		$1.52
November 2008		$2.00		$1.19
December 2008		$1.27		$1.15
January 2009		$2.00		$1.25

	Singapore Exchange
	High		Low

August 2008	S$	0.59	S$	0.485
September 2008	S$	0.45	S$	0.38
October 2008	S$	0.39	S$	0.225
November 2008	S$	0.25	S$	0.19
December 2008	S$	0.20	S$	0.175
January 2009	S$	0.31	S$	0.18
     The last reported sale price of the ADSs as quoted on Nasdaq on February 24, 2009 was $1.73 per ADS. The last reported sale price of the ordinary shares as quoted on the Singapore Exchange on February 24, 2009 was S$0.265 per ordinary share.
     Please see “Item 3. Key Information — D. Risk Factors — Risks Related to Our Securities and Our Trading Market” regarding the nature of the trading market for our ADSs and ordinary shares.
ITEM 10. ADDITIONAL INFORMATION
A. SHARE CAPITAL
     We are incorporated in the Republic of Singapore and our affairs are governed by our Memorandum and Articles of Association and the laws of Singapore.
     We have two classes of shares — ordinary shares and convertible redeemable preference shares. As of January 30, 2009, we had an issued share capital of $2,902,850,759.28, and had issued and allotted 2,543,199,909 ordinary shares (including ordinary shares represented by ADSs) and 28,350 convertible redeemable preference shares.
     Changes to the Companies Act implemented by the Companies (Amendment) Act 2005 of Singapore, which came into operation on January 30, 2006, included the abolishment of the concepts of par value, authorized capital, share premium and the issue of shares at a discount.
B. OUR MEMORANDUM AND ARTICLES OF ASSOCIATION
     A summary of various provisions in our Memorandum and Articles of Association is provided below. This summary is not complete and is qualified in its entirety by reference to our Memorandum and Articles of Association (see “Item 19. Exhibits — Exhibit 1”). We had at our company’s annual general meeting held in April 2008 obtained shareholders’ approval to amend our Articles of Association relating to the retirement, resignation and removal of our company’s Chief Executive Officer or President.
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
Shares
     We have two classes of shares — ordinary shares and convertible redeemable preference shares. As of December 31, 2008, there were 2,543,199,909 ordinary shares and 28,350 preference shares issued and allotted by our company.
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
     In addition, if a specified fundamental change event occurs before the close of business on the seventh business day prior to maturity or early redemption, the preference shareholders may under certain circumstances require our company to redeem all or any of the preference shares at the early redemption price per preference share. A fundamental change event occurs if (A) (i) Temasek ceases to beneficially own a certain percentage of our outstanding shares, (ii) any person or group acquires beneficial ownership of our outstanding shares that is greater than Temasek or (iii) Temasek ceases to control our company; (B) our ordinary shares are not listed on the Singapore Exchange or our ADSs are not listed or admitted to trade on the New York Stock Exchange, the American Stock Exchange or Nasdaq (or their successors); (C) (i) our company consolidates or merges into any other person, unless the pre-transaction shareholders of our company own, directly or indirectly immediately following such transaction, at least a majority of the combined voting power of the outstanding voting securities entitled to vote generally in elections of directors of the surviving corporation or (ii) our company sells all or substantially all of its assets and its subsidiaries; (D) our company’s continuing directors do not constitute a majority of the Board of Directors of our company (or a successor corporation); (E) after January 30, 2006, at any time our company would be unable to make a solvency statement (under the Companies Act), assuming our company were to redeem the preference shares and all other classes of preference shares issued by our company and outstanding at that time; (F) after August 17, 2005, any new law, or amendment to the existing laws of Singapore (other than the amendments proposed by the Companies (Amendment) Act 2005), is passed by the Singapore Parliament (without regard to whether such change in law has become effective), or there is any change in the general application or official or judicial interpretation of such laws, that would (i) prevent our company from paying, or materially restrict the ability of our company to pay, the full amount of the redemption amount of the outstanding preference shares or (ii) restrict materially the convertibility of the preference shares.
     However, the preference shareholders will not have the right to require our company to redeem any preference shares under (A), (C) or (D) above if: (A) the closing price of our ordinary shares on the Singapore Exchange over a specified period equals or exceeds 105% of the applicable conversion price; or (B) at least 90% of the consideration paid for our ordinary shares in a merger or consolidation or sale under (C) above consists of shares or (ADSs, in the case of a qualifying foreign merger) traded on the New York Stock Exchange, Nasdaq or another US national securities exchange or established United States over-the-counter trading market and, as a result of the fundamental change, the preference shares become convertible into such shares or ADSs.
     So long as any preference shares remain outstanding, we have undertaken to use all reasonable endeavors to ensure that at all times we would be able to make a solvency statement (in accordance with Singapore law), assuming we were to redeem the preference shares and all other classes of preference shares issued by us and outstanding at that time. If either (A) our share capital coverage amount is less than two times the total amount of the liquidation preference of the preference shares outstanding at that time or (2) we are unable to make such solvency statement, such event will be a fundamental change that would give holders of the preference shares the option to require us to redeem any or all of their preference shares at the early redemption price per preference share.
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
Take-overs
     The Take-Over Code regulates the acquisition of ordinary shares of public companies and contains certain provisions that may delay, deter or prevent a future take-over or change in control of our company. If a person acquires an interest (either on his own or together with parties acting in concert with him) in 30% or more of our voting shares or, if such person holding (either on his own or together with parties acting in concert with him) between 30% and 50% (both inclusive) of our voting shares acquires (either on his own or together with parties acting in concert with him) additional voting shares representing more than 1% of our voting shares in any six-month period, he must, except with the consent of the Singapore Securities Industry Council, extend a mandatory take-over offer for the remaining voting shares in accordance with the provisions of the Take-Over Code.
     “Parties acting in concert” comprise individuals or companies who, pursuant to an arrangement or understanding (whether formal or informal), co-operate, through the acquisition by any of them of shares in a company, to obtain or consolidate effective control of that company. Certain persons are presumed (unless the presumption is rebutted) to be acting in concert with each other. They are as follows: a company and its related and associated companies and companies whose associated companies include any of these companies, and any person who has provided financial assistance (other than a bank in the ordinary course of business) to the company and its related and associated companies and companies whose associated companies include any of these companies for the purchase of voting rights; a company and its directors (including their close relatives, related trusts and companies controlled by any of the directors, their close relatives and related trusts); a company and its pension funds and employee share schemes; a person with any investment company, unit trust or other fund whose investment such person manages on a discretionary basis; a financial or other professional adviser with its client in respect of shares held by the adviser and persons controlling, controlled by or under the same control as the adviser and all the funds managed by the adviser on a discretionary basis, where the shareholdings of the adviser and any of those funds in the client total 10% or more of the client’s equity share capital; directors of a company (including their close relatives, related trusts and companies controlled by any of such directors, their close relatives and related trusts) which is subject to an offer or where the directors have reason to believe a bona fide offer for the company may be imminent; partners; and an individual and his close relatives, related trusts, any person who is accustomed to act in accordance with his instructions and companies controlled by the individual, his close relatives, his related trusts or any person who is accustomed to act in accordance with his instructions, and any person who has provided financial assistance (other than a bank in the ordinary course of business) to the individual, his close relatives, his related trusts or any person who is accustomed to act in accordance with his instructions for the purchase of voting rights.
     Subject to certain exceptions, the mandatory take-over offer must be in cash or be accompanied by a cash alternative at not less than the highest price paid by the offeror or parties acting in concert with the offeror within the preceding six months.
     Under the Take-Over Code, where effective control of a company is acquired or consolidated by a person, or persons acting in concert with him, a general offer to all other shareholders is normally required. An offeror must treat all shareholders of the same class in an offeree company equally. A fundamental requirement is that shareholders in the company subject to the take-over offer must be given sufficient information, advice and time to consider and decide on the offer.
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
C. MATERIAL CONTRACTS
     The following is a summary of each contract that is or was material to us during the last two years. Each summary below is not complete and is qualified in its entirety by reference to the applicable agreement.
(a) Loan and financing agreements
Chartered Loan Agreements

EXIM Guaranteed Loan
     On December 23, 2004, we entered into a facility agreement as borrower with JPMorgan Chase Bank, as lender, EXIM, as guarantor, and JPMorgan Chase Bank, as facility agent (see “Item 19. Exhibits — Exhibit 4.3”). Pursuant to this facility agreement, we obtained a $653 million term loan facility from JPMorgan Chase Bank, guaranteed by EXIM. This facility was for the purpose of supporting phase 1 of the build up of production capacity in Fab 7 and may only be used to finance the purchase of equipment from U.S. vendors for our company’s Fab 7 facility. This facility could only have been drawn down in accordance with the equipment purchases per our schedule for the construction of phase 1 of our Fab 7 facility. Pursuant to this facility agreement, we have established a debt service reserve account with The Bank of New York which is charged in favor of EXIM. In accordance with the terms of this facility agreement, we funded the debt service reserve account with a certain amount upon our initial utilization under this facility. This facility agreement requires us to maintain the following financial covenants: (i) our debt to equity ratio must not be greater than 1.8 to 1; and (ii) our historical debt service coverage ratio must not be less than 1.3. If our historical debt service coverage ratio is less than 1.3 on any repayment date, we would be required to fund the debt service reserve account with additional amounts in accordance with this facility agreement. In the event of a change of control, we will be required to make a mandatory prepayment under this facility agreement. A change of control is triggered if Temasek ceases to maintain control (as defined in this facility agreement) of our company or maintain a certain percentage of ownership interest in our outstanding shares. This facility is divided into two tranches and each tranche is repayable over a period of five years. The availability period for the first tranche was up to two and a half years after the date of this facility agreement. The availability period for the second tranche commenced on the phase 1 partial completion date of our Fab 7 facility and was for a period up to four years after the date of this facility agreement. Principal repayment of the first and second tranches began in January 2007 and July 2008, respectively. This facility bears interest at LIBOR plus 0.125% per annum and interest is payable semi-annually. This facility agreement was amended on May 16, 2007 to amend the definition of Phase 1 Completion (see “Item 19. Exhibits — Exhibit 4.3.1”) and was further amended on August 6, 2008 to amend the definition of “Permitted Indebtedness” as well as certain affirmative covenants provided by us as borrower as set forth in Section 10.01 of this facility agreement (see “Item 19. Exhibits — Exhibit 4.3.2”). As of December 2008, we had drawn down a total of $618.9 million under this facility (including a final drawdown that we made in August 2008). Following this final drawdown, the availability of the remaining amount under this facility expired on August 15, 2008.
     On May 16, 2007, we entered into a second facility agreement as borrower with JPMorgan Chase Bank, as lender, and EXIM, as guarantor (see “Item 19. Exhibits — Exhibit 4.3.3”). Pursuant to this second facility agreement, we obtained a $610 million term loan facility from JPMorgan Chase Bank, guaranteed by EXIM. This facility is for the purpose of supporting phase 2 of the build up of production capacity in Fab 7 and may only be used to finance the purchase of equipment from U.S. vendors for our company’s Fab 7 facility. This facility may be drawn down only in accordance with the equipment purchases per our schedule for the construction of phase 2 of our Fab 7 facility. Pursuant to this second facility agreement, we have established a debt service reserve account with The Bank of New York which is charged in favor of EXIM. In accordance with the terms of this second facility agreement, we will fund the debt service reserve account if our debt service charge ratio falls below 1.3. This second facility agreement requires us to maintain the following financial covenants: (i) our debt to equity ratio must not be greater than 1.8 to 1; and (ii) our historical debt service coverage ratio must not be less than 1.3. If our historical debt service coverage ratio is less than 1.3 on any repayment date, we would be required to fund the debt service reserve account in accordance with this second facility agreement. In the event of a change of control, we will be required to make a mandatory prepayment under this second facility agreement. A change of control is triggered if Temasek ceases to maintain control (as defined in this second facility agreement) of our company or maintain a certain percentage of ownership interest in our outstanding shares. This facility is divided into two tranches and each tranche is repayable semi-annually over a period of five years. The availability period for the first tranche is up to three years after the date of this second facility agreement. The availability period for the second tranche will commence on the phase 2 partial completion date of our Fab 7 facility and will end no later than five years after the date of this second facility agreement. This facility bears interest at LIBOR plus 0.0695% per annum, payable semi-annually. Principal repayment of the first and second tranches will begin at the latest on July 15, 2010 and July 15, 2012, respectively. This second facility agreement was amended on August 6, 2008 to amend the final maturity date as set forth in Item 10 of the term sheet relating to this second facility agreement and certain affirmative covenants provided by us as borrower as set forth in Section 10.01 of this second facility agreement (see “Item 19. Exhibits — Exhibit 4.3.4”). As of December 31, 2008, we had drawn down a total of $90.5 million from the first tranche and the remaining amount available for draw down under this facility is $519.3 million.
BOA Term Loan
     On December 22, 2004, we entered into a facility agreement as borrower with BOA, as lender, pursuant to which BOA agreed to provide us with a $50 million term loan facility. This facility bore interest at LIBOR plus 0.80% per annum and interest was payable semi-annually. The purpose of this facility was to fund our company’s capital expenditure and for our company’s general corporate purposes. This facility had an availability period of three months from the date of this facility agreement, and was repayable as a lump sum repayment 36 months after the date of this facility agreement. This $50 million loan facility was fully drawn down in March 2005 and was fully repaid in April 2007.
SMBC Facility Agreement
     On March 3, 2006, we entered into a facility agreement as borrower with SMBC as arranger and SMBC, Singapore Branch, as agent. This facility agreement was in relation to a $150 million revolving credit facility with a greenshoe option to increase to $250 million and was a renewal of the facility agreement dated December 23, 2004 that we had with SMBC which has expired. This facility bore interest at a floating rate determined by reference to LIBOR, payable on the last day of each interest period selected by us. The amounts borrowed under this facility were to be applied towards repaying our company’s existing borrowings or our working capital requirements. This facility agreement, which provided for the termination of this facility on March 30, 2007 with an option for parties to extend the term for a further period of 364 days subject to certain conditions, expired in March 2007.
     On June 30, 2006, we entered into a syndication agreement with SMBC, as arranger, SMBC, Singapore Branch, as original lender, and with Bayerische Hypo-und Vereinsbank AG, WestLB and Société Générale, as new lenders, pursuant to which SMBC agreed to increase its commitment under the facility agreement dated March 3, 2006 to $200 million, of which SMBC transferred $50 million of its commitment to Bayerische Hypo-und Vereinsbank AG, WestLB and Société Générale, or the Syndicated Lenders. As a result of this syndication, SMBC had a commitment of $150 million and the Syndicated Lenders had an aggregate commitment of $50 million under the facility agreement dated March 3, 2006. This syndication agreement expired in March 2007.
Japan Bank for International Cooperation and SMBC Facility Agreement
     On October 5, 2007, we entered into a facility agreement as borrower with JBIC and SMBC, as lenders, for a $300 million term loan facility (see “Item 19. Exhibits — Exhibit 4.5”). This loan is for the purpose of supporting phase 2 of the build up of production capacity in Fab 7 and may only be used to finance the purchase of equipment from Japanese vendors for our company’s Fab 7 facility. This facility may be drawn down only in accordance with the equipment purchases per our schedule for the construction of phase 2 of our Fab 7 facility. Pursuant to this facility agreement, we have established a debt service reserve account with SMBC, Singapore Branch, which is charged in favor of JBIC and SMBC. This facility agreement requires us to maintain the following financial covenants: (i) our debt to equity ratio must not be greater than 1.8 to 1; and (ii) our debt service coverage ratio must be maintained at certain levels. We would be required to fund the debt service reserve account with certain amounts specified under this facility agreement, depending on whether our debt service coverage ratio is less than 1.5 or 1.3 on any repayment date. In the event of a change of control, we will be required to make a mandatory prepayment under this facility agreement. A change of control is triggered if Temasek ceases to maintain control (as defined in this facility agreement) of our company or maintain a certain percentage of ownership interest in our outstanding shares. This facility expires on October 15, 2010, if not canceled or fully disbursed before such date. Fifty percent of the loan principal bears interest at a fixed rate of 5.645% per annum, while the balance fifty percent bears interest at LIBOR plus 0.15% per annum. Interest is payable semi-annually and the loan principal is repayable over a period of five years on a semi-annual basis from January 15, 2011.
Société Générale Term Loan Facility
     On January 28, 2008, we entered into a credit agreement as borrower with Société Générale, as arranger, lender and facility agent, and The Bank of New York, as security trustee and account bank, for a $190 million term loan facility (see “Item 19. Exhibits — Exhibit 4.6”). As a condition to the draw down of this facility, we are required to maintain insurance with Atradius, an export credit insurer, which covers the loan for commercial and political risks. This facility is for the purpose of supporting phase 2 of the build up of production capacity in Fab 7 facility and may only be used to finance the purchase of equipment from ASML Netherlands B.V., a European equipment vendor, for our company’s Fab 7 facility as well as to finance the premium payable by our company in respect of the insurance provided by Atradius. This facility may be drawn down only in accordance with equipment purchases per our schedule for the construction of phase 2 of our Fab 7 facility. Pursuant to this credit agreement, we have established a debt service reserve account with The Bank of New York which is charged in favor of Société Générale. This credit agreement requires us to maintain the following financial covenants: (i) our debt to equity ratio must not be greater than 1.8 to 1; (ii) our net worth must not be less than $1 billion; and (iii) our historical debt service coverage ratio must not be less than 1.3. If our historical debt service coverage ratio is less than 1.3 on any repayment date, we would be required to fund the debt service reserve account in accordance with this credit agreement. In the event of a change of control, we will be required to make a mandatory prepayment under this credit agreement. A change of control is triggered if Temasek ceases to (i) control (as defined in this credit agreement) our company, (ii) be the beneficial owner of a certain percentage of our outstanding shares or (iii) be the single largest owner, directly or indirectly, of our outstanding shares. This facility is divided into two tranches and is repayable over a period of five years on a semi-annual basis commencing from March 1, 2009 for tranche A and commencing no later than December 15, 2010 for tranche B. This facility expired on August 1, 2008 in respect of tranche

A, and will expire on December 15, 2009 in respect of tranche B, if it is not cancelled or fully disbursed before such date. This facility bears interest at LIBOR plus 0.20% per annum and interest is payable semi-annually.
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
     Beginning from the second year of the 2006 Option, we had the right to terminate the 2006 Option early in whole or in part if the closing price of our ordinary shares is equal to or exceeds S$2.6875 on each of any 20 business days in any consecutive 30 business day period. If we had elected to exercise this right of termination, GS would have been required to buy from us such number of ordinary shares relating to the terminated portion of the 2006 Option at S$2.15 per share.
     In March 2007, we modified the terms of the 2006 Option by simultaneously terminating the Singapore dollar-denominated option and entering into a U.S. dollar denominated option (see “Item 19. Exhibits — Exhibit 4.4.1”). The modification was based on the exchange rate of S$1.5268 per $1.00 on March 9, 2007. Under the modified terms of the 2006 Option, GS may purchase 214,800,000 of our ordinary shares at $1.408 per share and we may terminate the transaction early, in whole or in part, if the closing price of our ordinary shares equals or exceeds $1.760 on each of any 20 business days in any consecutive 30 business day period. If we elect to do so and elect to settle the portion of the 2006 Option being terminated early by delivering shares, GS will be required to buy from us such number of ordinary shares up to the amount terminated early at $1.408 per share. We continue to have the right to cash settle the 2006 Option. Under the terms of the 2006 Option, if the option is exercised, we have the right either to issue new shares to GS or to settle the transaction in cash. If the 2006 Option is not exercised or terminated earlier, it will expire on March 29, 2011.
     In the event of a delisting of our ordinary shares from the Singapore Exchange, the 2006 Option shall be cancelled as of the date of the first public announcement by the Singapore Exchange of such delisting and Chartered shall pay GS an amount to be agreed between GS and our company and to be calculated in accordance with the terms of the 2006 Option.
     The closing prices of our ordinary shares since we entered into the 2006 Option to the end of 2008 did not trigger the early termination provisions. As of December 31, 2008, GS had not exercised its rights under the 2006 Option.
5.75% senior notes due 2010 and 6.375% senior notes due 2015
     In August 2005, we issued $375 million of 5.75% senior notes due 2010 and $250 million of 6.375% senior notes due 2015 pursuant to an indenture dated April 2, 2001 between our company and Wells Fargo Bank Minnesota, National Association as trustee, a second supplemental indenture dated August 3, 2005 between our company and The Bank of New York as trustee and a third supplemental indenture dated August 3, 2005 between our company and The Bank of New York as trustee (see “Item 19. Exhibits — Exhibit 4.1.1,” “— Exhibit 4.1.2,” and “— Exhibit 4.1.3”). These senior notes are our unsecured, senior and unsubordinated obligations. The senior notes, however, are effectively subordinated to the indebtedness and other liabilities of our subsidiaries and joint ventures and any of our secured obligations with respect to assets that secure such obligations. The 5.75% senior notes due 2010 will mature on August 3, 2010, with interest at the rate of 5.75% per annum payable semi-annually on February 3 and August 3 of each year, commencing from February 3, 2006. The 6.375% senior notes due 2015 will mature on August 3, 2015, with interest at the rate of 6.375% per annum payable semi-annually on February 3, and August 3 of each year, commencing from February 3, 2006. We will pay 100% of the principal amount of the senior notes, together with any accrued and unpaid interest, on their respective maturity dates.

     In the event we determine that, as a result of any change in or amendment to the laws or regulations of Singapore, we have been or will be required to pay additional amounts, we may, at our option, redeem each series of these senior notes at a redemption price equal to the principal amount, plus any accrued and unpaid interest to the redemption date.
     Upon the occurrence of specified change of control events, holders of these senior notes may require us to repurchase all or any part of their senior notes at a repayment price equal to 101% of the principal amount, plus any accrued and unpaid interest at the time of the repayment. Change of control is triggered if (i) Temasek ceases to beneficially own a certain percentage of our outstanding shares, (ii) any person or group acquires beneficial ownership of our outstanding shares that is greater than Temasek or (iii) Temasek ceases to control (as defined in the applicable supplemental indenture) our company
     Subject to certain exceptions, we and our material subsidiaries are restricted in creating or permitting the subsistence of any security interest upon any property or assets to secure the repayment of, or any guarantee or indemnity in respect of, any indebtedness.
Convertible Redeemable Preference Shares and 6% Amortizing Bonds due 2010
     In August 2005, we issued 30,000 units which comprised of 30,000 non-voting convertible redeemable preferred shares due 2010 (“preference shares”) and $46.7 million of 6.00% amortizing bonds due 2010 (“Amortizing Bonds”) pursuant to a master agency agreement dated August 17, 2005 with The Bank of New York, an indenture dated April 2, 2001 between our company and Wells Fargo Bank Minnesota, National Association as trustee and a fourth supplemental indenture dated August 17, 2005 between our company and The Bank of New York as trustee. The units were each priced at $10,000 and they raised an aggregate amount of $300 million, which was allocated to the preference shares and the Amortizing Bonds based on their relative fair values. The preference shares and Amortizing Bonds are legally separable instruments. The Amortizing Bonds are our unsecured, senior and unsubordinated obligations. The Amortizing Bonds, however, are effectively subordinated to the indebtedness and other liabilities of our subsidiaries and joint ventures and any of our secured obligations with respect to assets that secure such obligations. Principal in semi-annual installments are payable on the Amortizing Bonds on February 17 and August 17 of each year, commencing from February 17, 2006, with the final principal installment to be paid at maturity on August 17, 2010. Interest at the rate of 6.00% per annum is payable semi-annually on February 17 and August 17 of each year, commencing from February 17, 2006. We will redeem the Amortizing Bonds at 100% of the then outstanding principal amount, together with any accrued and unpaid interest, on the maturity date.
     In the event we determine that, as a result of any change in or amendment to the laws or regulations of Singapore, we have been or will be required to pay additional amounts, we may, at our option, redeem the Amortizing Bonds at a redemption price equal to the outstanding principal amount, plus any accrued and unpaid interest to the redemption date.
     Upon the occurrence of specified change of control events, holders of these Amortizing Bonds may require us to repay in cash their Amortizing Bonds at a repayment price equal to 101% of the principal amount, plus any accrued and unpaid interest at the time of the repayment. Change of control is triggered if (i) Temasek ceases to beneficially own a certain percentage of our outstanding shares, (ii) any person or group acquires beneficial ownership of our outstanding shares that is greater than Temasek or (iii) Temasek ceases to control (as defined in the applicable supplemental indenture) our company.
     Subject to certain exceptions, we and our material subsidiaries are restricted from creating or permitting the subsistence of any security interest upon any property or assets to secure the repayment of, or any guarantee or indemnity in respect of, any indebtedness.
     Please see “Item 10. Additional Information — B. Our Memorandum and Articles of Association” and “Item 19. Exhibits — Exhibit 1” for information on our preference shares and “Item 19. Exhibits — Exhibit 4.1.1,” “— Exhibit 4.1.4” and “— Exhibit 4.2” for information on our Amortizing Bonds and units.
6.25% senior notes due 2013
     In April 2006, we issued $300 million of 6.25% senior notes due 2013 pursuant to an indenture dated April 2, 2001 between our company and Wells Fargo Bank Minnesota, National Association as trustee and a fifth supplemental indenture dated April 4, 2006 between our company and The Bank of New York as trustee (see “Item 19. Exhibits — Exhibit 4.1.1” and “— Exhibit 4.1.5”). These senior notes are our unsecured, senior and unsubordinated obligations. The senior notes, however, are effectively subordinated to the indebtedness and other liabilities of our subsidiaries and joint ventures and any of our secured obligations with respect to assets that secure such obligations. The 6.25% senior notes due 2013 will mature on April 4, 2013, with interest at the rate of 6.25% per annum payable semi-annually on April 4 and October 4 of each year, commencing from October 4, 2006. We will pay 100% of the principal amount of the senior notes, together with any accrued and unpaid interest, on the maturity date.

     In the event we determine that, as a result of any change in or amendment to the laws or regulations of Singapore, we have been or will be required to pay additional amounts, we may, at our option, redeem the 6.25% senior notes at a redemption price equal to the principal amount, plus any accrued and unpaid interest to the redemption date.
     Upon the occurrence of specified change of control events, holders of these 6.25% senior notes may require us to repurchase all or any part of their senior notes at a repayment price equal to 101% of the principal amount, plus any accrued and unpaid interest at the time of the repayment. Change of control is triggered if (i) Temasek ceases to beneficially own a certain percentage of our outstanding shares, (ii) any person or group acquires beneficial ownership of our outstanding shares that is greater than Temasek or (iii) Temasek ceases to control (as defined in the applicable supplemental indenture) our company.
     Subject to certain exceptions, we and our material subsidiaries are restricted in creating or permitting the subsistence of any security interest upon any property or assets to secure the repayment of, or any guarantee or indemnity in respect of, any indebtedness.
(b) Strategic business alliances
CSP
     Our subsidiary, CSP, is a joint venture established in March 1997 among Chartered, EDB Investments, Agilent Technologies Europe B.V. (previously Hewlett-Packard Europe B.V.), and Singapex to operate and carry out the business of Fab 6 (see “Item 19. Exhibits — Exhibit 4.7.1”).
     As part of Agilent Technologies Inc.’s strategy that led to Agilent Technologies Europe B.V. reducing its ownership in CSP from 30.0% to 15.0% in October 2001, Agilent Technologies Europe B.V. relinquished the voting rights of its nominees on the Board of Directors of CSP. The parties entered into Amendment Agreement No. 1 dated January 31, 2002 to the Restated Joint Venture Agreement dated October 23, 2001 to effect such change (see “Item 19. Exhibits — Exhibit 4.7.2”).
     As part of Agilent Technologies, Inc’s restructuring in 2005, Agilent Technologies Europe B.V. has, in January 2006, transferred its entire shareholding in the capital of CSP to Avago and, as such, Avago has in January 2006 replaced Agilent Technologies Europe B.V. as a 15.0% shareholder of CSP and party to the joint venture agreement (see “Item 19. Exhibits — Exhibit 4.7.3”). As of December 31, 2008, the equity interests of CSP were held as follows: Chartered (51.0%), EDB Investments (26.5%), Avago (15.0%) and Singapex (7.5%).
     For more information about CSP and the joint venture agreement, see “Item 4. Information on Our Company — B. Business Overview — Strategic Business and Technology Alliances — Chartered Silicon Partners”.
SMP
     In December 1997, we entered into a Joint Venture Agreement with Lucent Technologies Microelectronics Pte. Ltd., which subsequently changed its name to Agere Systems Singapore Pte Ltd, to form the SMP strategic alliance relating to the joint ownership of Fab 5 (see “Item 19. Exhibits — Exhibit 4.8.1”). In April 2007, Agere Systems Inc. merged with LSI Logic Corporation which resulted in Agere Systems becoming LSI Logic Corporation’s wholly-owned subsidiary. In connection with the merger, LSI Logic Corporation changed its name to LSI Corporation and Agere Systems Inc. wholly-owned subsidiary, Agere Systems Singapore, changed its name to LSI Technology Singapore Pte. Ltd. In September 2004, we entered into a Supplemental Agreement to the Joint Venture Agreement to provide that SMP can pay dividends out of the profits of the venture determined on a year-to-year basis rather than a cumulative basis as previously was the case and this agreement also provided for parties to annually reimburse SMP for any losses suffered by SMP that are attributable to the respective parties (see “Item 19. Exhibits — Exhibit 4.8.2”). In January 2005, we entered into a Second Supplemental Agreement to the Joint Venture Agreement to clarify a provision under the Joint Venture Agreement relating to billings in the event of cumulative losses in SMP (see “Item 19. Exhibits — Exhibit 4.8.3”).
     As part of the SMP strategic alliance, we also entered into a License and Technology Transfer Agreement with SMP and Lucent Technologies Microelectronics Pte. Ltd. (see “Item 19. Exhibits — Exhibit 4.8.6”). This agreement has been amended several times, with the last amendment made on July 1, 2003 (see “Item 19. Exhibits — Exhibits 4.8.7” to “— Exhibit 4.8.10”) to provide for additional process technologies to be transferred.
     We and LSI Singapore have an assured supply and demand agreement with SMP. The agreement was intended to ensure that all of the fixed costs of SMP are recovered by allocating all of its wafer capacity to our company and LSI

Singapore in accordance with the respective parties’ equity interest in SMP and each party would bear the fixed costs attributable to its allocated capacity (see “Item 19. Exhibits — Exhibit 4.8.4” and “— Exhibit 4.8.5”).
     For a summary of these arrangements, see “Item 4. Information on Our Company — B. Business Overview — Strategic Business and Technology Alliances — Silicon Manufacturing Partners”.
(c) Technology transfer, licenses, joint development and other related agreements
Agere Systems
     In February 1998, we entered into a Technology Transfer Agreement with Lucent Technologies Inc., which subsequently changed its name to Agere Systems Inc. to transfer technology to one another (see “Item 19. Exhibits — Exhibit 4.9.1”). In April 2007, Agere Systems Inc. merged with LSI Logic Corporation which resulted in Agere Systems Inc. becoming LSI Logic Corporation’s wholly-owned subsidiary. Under this agreement, Lucent Technologies Inc. (now known as Agere Systems Inc.) and our company transferred to one another 0.25um process technology, which includes a mutual grant of licenses and rights to the process technology. The licenses and rights granted under this agreement are effective until either party terminates the agreement pursuant to its terms. The agreement has been amended several times, with the last amendment made on March 28, 2002 (see “Item 19. Exhibits — Exhibits 4.9.2” to “— Exhibit 4.9.4”), for the purpose of updating the list of process technologies transferred by each of the parties to one another.
     We also entered into a Patent License Agreement with Agere Systems Inc. in January 1998 (see “Item 19. Exhibits — Exhibit 4.9.5”). Under this agreement, Agere Systems Inc. and our company granted to one another a license to use certain of each other’s patents and for us to provide wafer capacity to Agere Systems Inc. in lieu of royalty payments for the use of Agere Systems Inc.’s patents. A Patent License Agreement Amendment was entered into in August 2000 (see “Item 19. Exhibits — Exhibit 4.9.6”) to amend the effective period of the Patent License Agreement to last until the Joint Venture Agreement and the Joint Development Agreement entered into between our company and Lucent Technologies Microelectronics Pte. Ltd. have been terminated.
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
IBM
     We entered into a Patent Cross-License Agreement with IBM dated January 1, 2001 (see “Item 19. Exhibits — Exhibit 4.11.1”). Under this agreement, IBM and our company granted to one another a license to use certain of each other’s patents. We must pay IBM royalty payments as consideration for the licenses and other rights granted by IBM to us. This agreement originally expired on December 31, 2005 but was amended effective as of November 26, 2002, to expand the scope of the licenses and to extend the term of the licenses granted to each party until December 31, 2010 (see “Item 19. Exhibits — Exhibit 4.11.2”).
     Effective as of November 26, 2002, we entered into the following agreements with IBM: “SF” Process Development and Cost Sharing Agreement (see “Item 19. Exhibits — Exhibit 4.11.3”), Copper/Related FEOL Technology License Agreement (see “Item 19. Exhibits — Exhibit 4.11.4”) and Refundable Cross Deposit Agreement (see “Item 19. Exhibits — Exhibit 4.11.10”).
     The “SF” Process Development and Cost Sharing Agreement provides for the development of 90nm and 65nm logic processes on 300-mm silicon wafers. Each party agreed to provide certain personnel and grant the other party certain technology licenses in support of such process development and to share the cost of such process development. The “SF” Process Development and Cost Sharing Agreement was amended on several occasions to, among other things, address certain matters between the parties pertaining to the “SF” Process 65nm/45nm Development and Cost Sharing Agreement which the parties entered into together with Infineon and Samsung on March 9, 2004 (see “Item 19. Exhibits — Exhibit 4.11.7”), to extend parties’ collaboration to include 45nm process technologies (see Item 19. Exhibits — Exhibit 4.11.9”), and to expand parties’ agreement with regard to the design kit models as well as to include development of design enablement for certain other 90nm technologies as described in the agreement and to broaden the scope of the license grant (see “Item 19. Exhibits — Exhibit 4.11.8”).
     In December 2006, IBM and our company agreed, subject to the necessary consents of Infineon and Samsung, to use a new contract structure to continue our existing development work for 45nm bulk CMOS process technology and 45nm bulk CMOS enablement as well as to define the framework for future joint development activities. The new contract structure comprises the Master IBM Joint Development Terms and Conditions for joint development projects with IBM including terms relating to the scope of the development projects, management and staffing of projects, funding contributions, information transfers, and licenses and ownership rights of inventions and developed products (see “Item 19. Exhibits — Exhibit 4.11.13”) and project agreements which will provide the terms and conditions specific to individual joint development project activities. In December 2006, we entered into project agreements with IBM for the joint development of 32nm bulk CMOS process technology (see “Item 19. Exhibits — Exhibit 4.11.14”) and to further define the terms of the joint development activities for 45nm bulk CMOS process. As part of the new contract structure, IBM and our company also entered into a Participation Agreement (see “Item 19. Exhibits — Exhibit 4.11.15”) which provides certain additional terms and conditions unique to both our companies such as financial contribution amounts, staffing commitments, and participation period. IBM may immediately terminate our right to participate in any development projects pursuant to the participation agreement and terminate the participation agreement as to all such development projects in the event of a change of control of our company. A change of control in our company is triggered by any transaction in which i) any person becomes the beneficial owner of securities representing more than 50% of our voting securities or ii) any person that derives more than 50% of its revenue from the manufacture and/or sale of semiconductor products becomes the beneficial owner of securities representing more than 30% of our voting securities. However, such transaction would not constitute a change of control of our company if Temasek continues to hold 40% or more of our securities. In March 2008, we extended our joint development activities with IBM to 22nm bulk CMOS process technology (see “Item 19. Exhibits — Exhibit 4.11.16”).
     Under the Copper/Related FEOL Technology License Agreement, IBM transferred and licensed to Chartered certain know-how and skills relating to certain copper back end of line and related front end of line techniques in exchange for a fee. This agreement will survive until terminated by either party pursuant to its terms. This agreement was amended in January 2005 to expand the scope of the technology licensed (see “Item 19. Exhibits — Exhibit 4.11.5”).
     Under the Refundable Cross Deposit Agreement, each of IBM and Chartered would deposit certain funds with the other party to secure certain manufacturing capacity in each other’s facility. This agreement expires upon the expiration of IBM’s prepaid capacity period, unless extended or terminated earlier pursuant to the terms of this agreement. This Refundable Cross Deposit Agreement was further amended and supplemented by way of a Supplemental Agreement and a Letter Agreement effective as of December 19, 2003 and March 15, 2006, respectively, to revise some of the terms relating to the deposit and pricing of the goods sold by Chartered to IBM (see “Item 19. Exhibits — Exhibit 4.11.11” and “— Exhibit 4.11.12”).
IBM, Infineon and Samsung
     As of March 5, 2004, we extended the “SF” Process 65nm/45nm Development and Cost Sharing Agreement with IBM and Infineon to include Samsung. This agreement replaces and is in substitution of the “SF” Process 65nm/45nm Development and Cost Sharing Agreement dated June 26, 2003 by and amongst IBM, Infineon and Chartered. This agreement expired on December 31, 2007. For more information on this agreement with IBM, Infineon and Samsung, please see “Item 4. Information on Our Company — B. Business Overview — Research and Development.”
Motorola
     We entered into a Patent License Agreement with Motorola dated July 1, 2003. Under this agreement, Motorola and our company granted to one another a license to use certain of each other’s patents and for us to pay royalty payments for the use of Motorola’s patents. This agreement expired on July 1, 2008.
Toshiba
     We entered into a Patent Cross-License Agreement with Toshiba dated August 12, 1999 (see “Item 19. Exhibits — Exhibit 4.10”). Under this agreement, Toshiba and our company granted one another a license to use certain of each other’s patents and for us to pay a fee to Toshiba Corporation. The term of this agreement is for a period of ten years from the effective date and it will expire on August 12, 2009.
(d) Leases
     Please see “Item 4. Information On Our Company — D. Property, Plant and Equipment — Leases” for information on our leases.
(e) Acquisition of Hitachi Semiconductor Singapore Pte Ltd
     In February 2008, we entered into an agreement with Hitachi, Ltd. and Hitachi Asia Ltd. to purchase 100% of the shares in Hitachi Semiconductor Singapore Pte. Ltd., which owns and operates an eight-inch wafer fabrication facility located in Singapore (see “Item 19. Exhibits — Exhibit 4.18”).The total consideration was $241.1 million which consisted of cash and direct costs of the acquisition. In June 2008, the closing working capital price adjustment was finalized, resulting in a revised purchase consideration of $243.6 million. This additional facility augments the capacity of four eight-inch fabs our company currently operates and is located on a 90,000 square-meter campus with building space of 28,000 square meters, including approximately 12,000 square meters of clean-room space. This fabrication facility is currently capable of producing approximately 24,000 eight-inch wafers per month at the 0.15um to 0.25um technology nodes. This transaction includes a manufacturing agreement with Renesas, an existing customer of Hitachi Semiconductor Singapore Pte. Ltd., to provide future wafer fabrication services. This acquisition was completed on March 31, 2008. Following the completion of the acquisition, we changed the name of Hitachi Semiconductor Singapore Pte. Ltd. to Chartered Semiconductor Manufacturing (Tampines) Pte. Ltd.
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
     The following table sets forth, for the periods indicated, information concerning the exchange rates between Singapore dollars and U.S. dollars based on the average of the noon buying rate in the City of New York on the last business day of each month during the period for cable transfers in Singapore dollars as certified for customs purposes by the Federal Reserve Bank of New York. The table illustrates how many Singapore dollars it would take to buy one U.S. dollar.

	Singapore Dollars Per US$1.00
	Noon Buying Rate
Fiscal Year Ended December 31,	Average(1)	High	Low	Period End
2004	1.6870	1.7291	1.6308	1.6319
2005	1.6648	1.7058	1.6180	1.6628
2006	1.5804	1.6521	1.5338	1.5338
2007	1.5035	1.5439	1.4360	1.4360
2008	1.4098	1.5310	1.3472	1.4377

	Singapore Dollars Per US$1.00
	Noon Buying Rate
Month	High	Low
August 2008	1.4255	1.3725
September 2008	1.4440	1.4132
October 2008	1.5111	1.4366
November 2008	1.5306	1.4720
December 2008	1.5310	1.4333
January 2009	1.5106	1.4513

Note :

(1)	The average of the daily noon buying rates on the last business day of each month during the year.

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
     Subject to the provisions of any applicable tax treaties and certain exceptions, non-resident persons who derive certain types of income from Singapore are subject to a withholding tax on that income at the relevant prevailing rates. We are obligated by law to withhold tax when making such payments to a non-resident. No comprehensive tax treaty currently exists between Singapore and the U.S.
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
Dividend distributions
     Dividends received in respect of ordinary shares or ADSs by either a resident or non-resident of Singapore are not subject to Singapore withholding tax.
     With effect from January 1, 2008, all companies resident in Singapore have moved to the one-tier corporate tax system (“one-tier system”). Under the one-tier system, the tax collected from corporate profits is final and the Singapore-resident company can pay tax exempt (one-tier) dividends which are exempt from Singapore income tax in the hands of its shareholders, regardless of their tax residence status.
     We moved to the one-tier system on January 1, 2008. Accordingly, any dividends declared by us after January 1, 2008 will not be subject to Singapore tax in the hands of our shareholders.
Tax on capital gains
     Singapore does not impose tax on capital gains. There are currently no specific laws or regulations which address the characterization of capital gains. Hence, gains or profits arising from the disposal of our ordinary shares or ADSs may be construed to be of an income nature and, if accruing in or derived from Singapore, will be subject to tax if they arise from activities which the Inland Revenue Authority of Singapore regards as the carrying on of a trade or business in Singapore.
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
     Stamp duty is not applicable to electronic transfers of ordinary shares through CDP.

Estate duty
     Estate duty has been abolished with respect to all deaths occurring on or after February 15, 2008.
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
Dividends
     Subject to the PFIC rules discussed below, distributions of cash or property (other than certain distributions of ordinary shares, if any) with respect to ADSs or ordinary shares will be generally included in income by a U.S. holder as foreign source dividend income at the time of receipt, which in the case of a U.S. holder of ADSs generally will be the date of receipt by the depositary, to the extent such distributions are made from the current or accumulated earnings and profits of our company (as determined under U.S. federal income tax principles). Such dividends will not be eligible for the dividends received deduction generally allowed to corporate U.S. holders. To the extent, if any, that the amount of any distribution by our company exceeds our company’s current and accumulated earnings and profits as determined under U.S. federal income tax principles, it will be treated first as a tax-free return of the U.S. holder’s tax basis in the ordinary shares or ADSs and thereafter as capital gain.
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
Sale or exchange of ordinary shares or ADSs
     Subject to the PFIC rules discussed below, a U.S. holder generally will recognize capital gain or loss on the sale or exchange of ordinary shares or ADSs equal to the difference between the amount realized on such sale or exchange and the U.S. holder’s tax basis in the ordinary shares or ADSs, as the case may be. Such gain or loss will be long-term capital gain or loss if the ordinary shares or ADSs, as the case may be, were held for more than one year. Gain or loss, if any, recognized by a U.S. holder generally will be treated as U.S. source income or loss for U.S. foreign tax credit purposes.
PFIC rules
     A non-U.S. corporation will be classified as a PFIC for U.S. federal income tax purposes if either (i) 75% or more of its gross income for the taxable year is passive income, or (ii) 50% or more of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income.
     In the PFIC determination, our company will be treated as owning its proportionate share of the assets and earning its proportionate share of the income any other corporation in which it owns, directly or indirectly, 25% or more (by value) of the stock.
     We do not believe that we satisfied either of the tests for PFIC status in 2008. However, there can be no assurance that we will not be a PFIC in 2009 or a later year. If, for example, the “passive income” earned by us exceeds 75% or more of our “gross income,” we will be a PFIC under the “income test.” In addition, it is also possible that we will be a PFIC under the “asset test.” Because the total value of our company’s assets for purposes of the asset test generally will be calculated using the market price of our company’s ordinary shares and ADSs, our PFIC status will depend in large part on the market price of our company’s ordinary shares and ADSs. Accordingly, fluctuations in the market price of our company’s ordinary shares and ADSs could render our company a PFIC for any year. Because we have historically held, and may continue to hold a substantial amount of passive assets, there is a risk that we may be a PFIC in 2009 or in a later year. Passive income for PFIC purposes includes, among other things, interest, dividends, royalties, rents and annuities.
     If we were to be a PFIC at any time during a U.S. holder’s holding period, such U.S. holder would be required to either: (i) pay an interest charge together with tax calculated at maximum ordinary income rates on “excess distributions,” which is defined to include gain on a sale or other disposition of ordinary shares or ADSs, or (ii) so long as the ordinary shares or ADSs are “regularly traded” on a qualifying exchange, elect to recognize as ordinary income each such year the excess in the fair market value, if any, of its ordinary shares or ADSs at the end of the taxable year over such holder’s adjusted basis in such ordinary shares or ADSs and, to the extent of prior inclusions of ordinary income, recognize ordinary loss for the decrease in value of such ordinary shares or ADSs (the “mark to market” election). For this purpose, the Nasdaq Global Select Market will qualify as a qualifying exchange. If we were to be a PFIC and if any of our subsidiaries are also PFICs, a U.S. holder would be subject to the PFIC rules with respect to such holder’s indirect interest in such subsidiary PFICs. However, the mark to market election would likely not be available with respect to the shares of such subsidiary PFICs.
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
     The tables below provide information about our long-term debt that are sensitive to changes in interest rates. The table presents principal cash flows and related weighted average interest rates by expected maturity dates. Weighted average floating rates are based on prevailing floating interest rates related to the outstanding obligations as of December 31, 2008. There were no outstanding interest rate contracts as of December 31, 2008.

	As of December 31, 2008
	Expected Maturity Date
	(in thousands, except interest rates)
									Fair
	2009	2010	2011	2012	2013	Thereafter	Total		Value
Long-term debt:
Floating rate debt (US$)	$147,637	$156,683	$180,097	$115,242	$85,775	$55,875	$741,309		$741,309
Weighted average interest rate	3.257%	3.262%	3.246%	3.247%	3.247%	3.175%	3.2465%	(1)

Fixed rate debt (US$)	$9,875	$385,476	$14,368	$14,368	$314,368	$278,737	$1,017,192		$816,544
Weighted average interest rate	6.000%	5.757%	5.645%	5.645%	6.222%	6.300%	6.0487%	(1)

Total	$157,512	$542,159	$194,465	$129,610	$400,143	$334,612	$1,758,501		$1,557,853

	As of December 31, 2007
	(in thousands)
	Total	Fair Value
Long-term debt:
Floating rate debt	$543,501	$544,362
Fixed rate debt	954,659	964,842

Total	$1,498,160	$1,509,204

Note :

(1)	Average interest rates under “Total” are the weighted average interest rates of long-term debt outstanding as of December 31, 2008.
     As of December 31, 2008, 58% and 42% of our interest rate payment obligations on long-term debt are at fixed rates and floating rates, respectively. We do not have cash flow and earnings exposure due to market interest rate changes for our fixed rate debt obligations, however we do have cash flow and earnings exposure due to market interest rate changes for our floating rate debt obligations. Based on our interest payment obligations as of December 31, 2008, a 0.5% increase in interest rates would increase our floating rate interest payments by 15.4% annually.
Foreign currency risk
     Our foreign currency exposures give rise to market risk associated with exchange rate movements of the U.S. dollar, which is our reporting and functional currency, against the Japanese Yen, the Singapore dollar and the Euro. Substantially all of our revenue was denominated in U.S. dollars during 2007 and 2008 and as a result, we had minimal foreign currency exchange risk with respect to our revenue.
     In 2007, approximately 74% and 24% of our cost of revenue was denominated in U.S. dollars and Singapore dollars, respectively. This did not significantly change for the year ended December 31, 2008, where approximately 72% and 26% of our cost of revenue was denominated in U.S. dollars and Singapore dollars, respectively. In 2007, approximately 51% of our capital expenditures were denominated in U.S. dollars, approximately 19% were denominated in Euros, approximately 24% were denominated in Japanese Yen and approximately 6% were denominated in Singapore dollars. For the year ended December 31, 2008, approximately 56% of our capital expenditures were denominated in U.S. dollars, approximately 16% were denominated in Euros, approximately 16% were denominated in Japanese Yen and approximately 12% were denominated in Singapore dollars.
     Other than a portion of our cash and cash equivalents, payables, capital lease obligations and income tax receivable and payable, our financial assets and liabilities are primarily denominated in U.S. dollars. As of December 31, 2007, 95% and 2% of our cash and cash equivalents were denominated in U.S. dollars and Singapore dollars, respectively, with the remaining cash and cash equivalents denominated in Japanese Yen and Euros. As of December 31, 2008, 81% and 15% of our cash and cash equivalents were denominated in U.S. dollars and Singapore dollars, respectively, with the remaining cash and cash equivalents denominated in Japanese Yen and Euros. As of December 31, 2007, 5%, 10% and 12% of our payables were denominated in Japanese Yen, Singapore dollars and Euros, respectively. As of December 31, 2008, 16%, 14% and 5% of our payables were denominated in Japanese Yen, Singapore dollars and Euros, respectively. Our capital lease obligations and our income tax receivable as of December 31, 2007 and December 31, 2008 were denominated in Singapore dollars.
     We minimize our currency risk by purchasing certain raw materials and equipment in U.S. dollars and borrowing in U.S. dollars. In addition, to protect against reductions in value and the volatility of future cash flows caused by changes in foreign exchange rates, from time to time we utilize currency forward contracts. We use these instruments as economic hedges to minimize our exposure to specific currency risks related to equipment purchase commitments denominated primarily in Japanese Yen and Euros. We do not use currency forward contracts to hedge all our foreign currency denominated firm commitments. Other than currency forward contracts, we also utilize natural hedging by maintaining foreign currency bank deposits and utilizing these for settlement of foreign currency liabilities. As of December 31, 2007, we had $10.7 million, $17.4 million and $14.6 million in U.S. dollar equivalents of cash and cash equivalents denominated in Japanese Yen, Singapore dollars and Euros, respectively. As of December 31, 2008, we had $18.0 million, $76.2 million and $6.2 million in U.S. dollar equivalents of cash and cash equivalents denominated in Japanese Yen, Singapore dollars and Euros, respectively. Our Singapore dollar cash balance is used primarily for operational expenses denominated in Singapore dollars while our Euros and Japanese Yen cash balances are used primarily for capital expenditure payments. The table below provides information about our foreign currency forward contracts and presents the information in U.S. dollar equivalents.

	As of December 31, 2008
	Expected Maturity Date of Notional Amounts				As of December 31, 2007
	(in thousands, except interest rates)				(in thousands)
	2009	Thereafter	Total	Fair Value	Total	Fair Value
FORWARD FOREIGN EXCHANGE AGREEMENTS:
(Receive Yen/Pay US$)
Contract Amount	$9,491	—	$9,491	$(65)	$—	$—
Average Contractual Exchange Rate	90.1501	—
(Receive S$/Pay US$)
Contract Amount	$5,002	—	$5,002	$29	$5,972	$41
Average Contractual Exchange Rate	1.4455	—
(Receive Euros/Pay US$)
Contract Amount	$—	—	$—	$—	$17,328	$(183)
Average Contractual Exchange Rate	—	—

Total Contract Amount	$14,493	—	$14,493	$(36)	$23,300	$(142)

     In addition, we entered into purchase contracts for which payments are denominated in currencies other than the functional currency or the local currency of the parties to the contracts or, in some cases, their parent company where the parent company provides the majority of resources required under the contract on behalf of the subsidiary who is party to the contract. Therefore these contracts contain embedded foreign currency derivatives. The outstanding notional amounts of these purchase contracts as of December 31, 2008 are as follows:

Denominated in Japanese Yen (in thousands)	325,758
     The fair values of these embedded foreign currency derivatives as of December 31, 2008 are $(0.5) million.
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
     Based on the foregoing, our Chief Executive Officer and Chief Financial Officer have concluded that, as of December 31, 2008, the end of the period covered by this report, our disclosure controls and procedures were effective.
Management’s Report on Internal Control Over Financial Reporting
     Management is responsible for establishing and maintaining adequate internal control over financial reporting.
     Internal control over financial reporting refers to a process designed by, or under the supervision of, our Chief Executive Officer and Chief Financial Officer and effected by our Board of Directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:
•	pertain to the maintenance of records that in reasonable detail accurately and fairly reflect our transactions and the dispositions of our assets;

•	provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of our management and members of our board of directors; and

•	provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of our assets that could have a material effect on our financial statements.
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
     Management evaluated the effectiveness of our internal control over financial reporting as of December 31, 2008 using the framework set forth in the report of the Treadway Commission’s Committee of Sponsoring Organizations (COSO), “Internal Control — Integrated Framework.”
     Based on the foregoing, management has concluded that our internal control over financial reporting was effective as of December 31, 2008. Our company’s independent registered public accounting firm, KPMG LLP, has issued a report on our company’s assessment of our internal control over financial reporting which is set forth below.
     As permitted by SEC guidance, management has excluded the operations related to Chartered Tampines, which our company acquired on March 31, 2008 from its assessment of our internal control over financial reporting as of December 31, 2008. Chartered Tampines represented $284,340 of our company’s consolidated total assets as of December 31, 2008 and generated $123,232 of our company’s consolidated total revenue for the year ended December 31, 2008.
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

     Report of Independent Registered Public Accounting Firm
     The Board of Directors and Stockholders
     Chartered Semiconductor Manufacturing Ltd.:
     We have audited Chartered Semiconductor Manufacturing Ltd.’s internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Chartered Semiconductor Manufacturing Ltd.’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.
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
     In our opinion, Chartered Semiconductor Manufacturing Ltd. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control — Integrated Framework issued by COSO.
     Chartered Semiconductor Manufacturing Ltd acquired Chartered Semiconductor Manufacturing (Tampines) Pte. Ltd., or Chartered Tampines, on March 31, 2008, and management excluded from its assessment of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2008, Chartered Tampines’ internal control over financial reporting associated with total assets of $284.3 million and total revenue of $123.2 million included in the consolidated financial statements of Chartered Semiconductor Manufacturing Ltd. and subsidiaries as of and for the year ended December 31, 2008. Our audit of internal control over financial reporting of Chartered Semiconductor Manufacturing Ltd. also excluded an evaluation of the internal control over financial reporting of Chartered Tampines.
     We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Chartered Semiconductor Manufacturing Ltd. as of December 31, 2007 and 2008, and the related consolidated statements of operations, comprehensive income (loss), shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2008, and our report dated February 27, 2009 expressed an unqualified opinion on those consolidated financial statements.
KPMG LLP
Singapore
February 27, 2009

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT
     Our Audit Committee members are Messrs. Philip Tan Yuen Fah (chairman), Steven H. Hamblin and Maurizio Ghirga. Please see “Item 6. Directors, Senior Management and Employees” for their experience and qualifications. Our Board has determined that all of our Audit Committee members qualify as independent directors under the Nasdaq rules and the applicable rules of the SEC. In addition, Messrs. Steven H. Hamblin and Maurizio Ghirga each meets all of the criteria required to be named an Audit Committee “Financial Expert,” as defined in the applicable rules of the SEC.
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
ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES
     Below are the fees billed and accrued in 2007 and 2008 by our auditors for professional services rendered by our auditors for the said period.

	Audit fees	Audit-related fees	Tax fees	All other fees	Total
	($ in thousands)
2007	1,359	161	188	15	1,723
2008	1,218	94	187	21	1,520
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
     Our Audit Committee has established pre-approval policies and procedures for services to be performed by our independent auditors. Under our pre-approval policies and procedures, our independent auditors cannot perform services unless they are pre-approved by our Audit Committee. In October 2008, our Audit Committee pre-approved a list of services that could be rendered by the independent auditors in 2009. In February 2008, our Audit Committee pre-approved certain other service that was not listed in the pre-approved list of services. None of the services performed by our independent auditors were approved pursuant to paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.
All other fees
     Services provided primarily consist of training for our employees, online and other resources and support services.
ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES
Not Applicable.
ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS.
None.
ITEM 16F. CHANGE OF REGISTRANT’S CERTIFYING ACCOUNTANT
Not Applicable.

ITEM 16G. CORPORATE GOVERNANCE
None.
PART III
ITEM 17. FINANCIAL STATEMENTS
See Item 18 for a list of financial statements filed under Item 17.
ITEM 18. FINANCIAL STATEMENTS
The following financial statements are filed as part of this document, together with the reports of the independent auditors:
Chartered Semiconductor Manufacturing Ltd. Consolidated Financial Statements
Report of Independent Registered Public Accounting Firm
Consolidated Balance Sheets as of December 31, 2007 and 2008
Consolidated Statements of Operations for the years ended December 31, 2006, 2007 and 2008
Consolidated Statements of Comprehensive Income (Loss) for the years ended December 31, 2006, 2007 and 2008
Consolidated Statements of Shareholders’ Equity for the years ended December 31, 2006, 2007 and 2008
Consolidated Statements of Cash Flows for the years ended December 31, 2006, 2007 and 2008
Notes to Consolidated Financial Statements
Silicon Manufacturing Partners Pte Ltd Financial Statements
Report of Independent Registered Public Accounting Firm
Balance Sheets as of December 31, 2007 and 2008
Statements of Operations for the twelve-month periods ended December 31, 2006 and 2007 and for the financial year ended December 31, 2008
Statements of Comprehensive Income for the twelve-month periods ended December 31, 2006 and 2007 and for the financial year ended December 31, 2008
Statements of Shareholders’ Equity for the twelve-month periods ended December 31, 2006 and 2007 and for the financial year ended December 31, 2008
Statements of Cash Flows for the twelve-month periods ended December 31, 2006 and 2007 and for the financial year ended December 31, 2008
Notes to the Financial Statements

ITEM 19. EXHIBITS

1(1)	Memorandum and Articles of Association of the company.

2.1(2)	Specimen certificate for ordinary shares issued prior to January 30, 2006.

2.2(27)	Specimen certificate for ordinary shares in respect of new issuances of shares issued on and after January 30, 2006.

2.3(27)	Specimen certificate for ordinary shares transferred on and after January 30, 2006 in respect of shares issued before January 30, 2006.

2.4 (23)	Specimen certificate for convertible redeemable preference shares.

2.5(3)	Deposit Agreement dated November 4, 1999 by and among the company, Citibank, N.A. and the holders and beneficial owners of American Depositary Shares evidenced by American Depositary Receipts issued thereunder (including as an exhibit, the form of American Depositary Receipt).

2.5.1(29)	Letter Agreement dated September 26, 2007 by and between the company and Citibank, N.A., supplementing the Deposit Agreement dated November 4, 1999 by and among the company, Citibank, N.A. and the holders and beneficial owners of American Depositary Shares evidenced by American Depositary Receipts issued thereunder.

2.6(19)	Conversion Price Certificate dated August 17, 2005 of the company.

Loan Agreements and Indentures

4.1.1(6)	Indenture dated as of April 2, 2001 by and between the company and Wells Fargo Bank Minnesota, National Association.

4.1.2(20)	Second Supplemental Indenture dated August 3, 2005 by and between the company and The Bank of New York.

4.1.3(20)	Third Supplemental Indenture dated August 3, 2005 by and between the company and The Bank of New York.

4.1.4(21)	Fourth Supplemental Indenture dated August 17, 2005 by and between the company and The Bank of New York.

4.1.5(24)	Fifth Supplemental Indenture dated April 4, 2006 by and between the company and The Bank of New York.

4.2(21)	Master Agency Agreement dated August 17, 2005 by and between the company and The Bank of New York.

4.3 (18)(+)	Facility Agreement dated December 23, 2004 by and among the company as Borrower, JPMorgan Chase Bank, N.A. as Lender, Export-Import Bank of the United States as guarantor and JPMorgan Chase Bank, N.A as Facility Agent.

4.3.1(28)	Amendment No. 1 dated May 16, 2007 to Facility Agreement dated December 23, 2004 by and among the company as Borrower, JPMorgan Chase Bank, N.A. as Lender, Export-Import Bank of the United States as guarantor and JPMorgan Chase Bank, N.A as Facility Agent.

4.3.2(32)	Amendment No. 2 dated August 6, 2008 to Facility Agreement dated December 23, 2004 by and among the company as borrower, JPMorgan Chase Bank, N.A. as Lender, Export-Import Bank of the United States as guarantor and JPMorgan Chase Bank, N.A. as Facility Agent.

4.3.3(28)(+)	Facility Agreement dated May 16, 2007 by and among the company as Borrower, JPMorgan Chase Bank, N.A. as Lender, Export-Import Bank of the United States as guarantor and JPMorgan Chase Bank, N.A. as Facility Agent.

4.3.4(32)	Amendment No. 1 dated August 6, 2008 to the Facility Agreement dated May 16, 2007 by and among the company as Borrower, JPMorgan Chase Bank, N.A. as Lender, Export-Import Bank of the United States as guarantor and JPMorgan Chase Bank, N.A. as Facility Agent.

4.4(25)(+)	Letter of Confirmation from Goldman Sachs International to the company dated March 29, 2006 supplementing the ISDA Master Agreement (Multicurrency-Cross Border) dated August 10, 2004 by and between the company and Goldman Sachs International, as counter-party together with the Schedule to the Master Agreement.

4.4.1(33)	Amendment dated as of March 27, 2007 (effective March 9, 2007) to the Letter of Confirmation from Goldman Sachs International to the company dated March 29, 2006 supplementing the ISDA Master Agreement (Multicurrency-Cross Border) dated August 10, 2004 by and between the company and Goldman Sachs International, as counter-party together with the Schedule to the Master Agreement.

4.5(29)(+)	Loan Agreement dated October 5, 2007 by and among the company as Borrower and Japan Bank for International Cooperation and Sumitomo Mitsui Banking Corporation, as Lenders.

4.6(30)(+)	Credit Agreement dated January 28, 2008 by and among the company as Borrower, Société Générale as Arranger, Lender and Facility Agent, and The Bank of New York, as Security Trustee and Account Bank.

Strategic Alliances

CSP

4.7.1(7)	Deed of Accession and Ratification dated October 22, 2001 by and among the company, EDB Investments Pte Ltd, Agilent Technologies Europe B.V. and Singapex Investments Pte Ltd relating to the Joint Venture Agreement dated March 13, 1997, as amended by an amendment (No.1) dated July 4, 1997 and an amendment (No. 2) dated October 1, 1999 (attaching the form of the Restated Joint Venture Agreement dated October 23, 2001 (as defined below)).

4.7.2 (7)	Amendment Agreement No. 1 dated January 31, 2002 to the Joint Venture Agreement originally dated March 13, 1997 and amended and restated on October 23, 2001 by and among the company, EDB Investments Pte Ltd, Agilent Technologies Europe B.V. and Singapex Investments Pte Ltd (the “Restated Joint Venture Agreement dated October 23, 2001”).

4.7.3(23)	Deed of Accession and Ratification dated January 26, 2006 by and among the company, EDB Investments Pte Ltd, Singapex Investments Pte Ltd, Agilent Technologies Europe B.V. and Avago Technologies General IP (Singapore) Pte. Ltd. relating to the Restated Joint Venture Agreement dated October 23, 2001 and as further amended by an amendment (No. 1) dated January 31, 2002.

SMP

4.8.1(2)(+)	Joint Venture Agreement dated December 19, 1997 by and between the company and Lucent Technologies Microelectronics Pte. Ltd. (now known as “LSI Technology Singapore Pte. Ltd.”).

4.8.2(17)	Supplemental Agreement dated September 17, 2004 to the Joint Venture Agreement dated December 19, 1997 by and between the company and Agere Systems Singapore Pte Ltd (formerly known as “Lucent Technologies Microelectronics Pte. Ltd.” and now known as “LSI Technology Singapore Pte. Ltd.”).

4.8.3(22)	Second Supplemental Agreement dated January 1, 2005 to the Joint Venture Agreement dated December 19, 1997 by and between the company and Agere Systems Singapore Pte Ltd.

4.8.4 (2)(+)	Assured Supply and Demand Agreement dated February 17, 1998 by and among the company, Silicon Manufacturing Partners Pte Ltd and Lucent Technologies Microelectronics Pte. Ltd.

4.8.5(2)(+)	Supplemental Assured Supply and Demand Agreement dated September 3, 1999 by and among the company, Silicon Manufacturing Partners Pte Ltd and Lucent Technologies Microelectronics Pte. Ltd.

4.8.6 (2)(+)	License and Technology Transfer Agreement dated February 17, 1998 by and among the company, Lucent Technologies Microelectronics Pte. Ltd. and Silicon Manufacturing Partners Pte Ltd.

4.8.7(14)(+)	Amendment Agreement (No. 1) dated July 27, 2000 to License and Technology Transfer Agreement dated February 17, 1998 by and between the company, Lucent Technologies Microelectronics Pte. Ltd. and Silicon Manufacturing Partners Pte Ltd.

4.8.8(8)(+)	Amendment Agreement (No. 2) dated March 22, 2001 to License and Technology Transfer Agreement dated February 17, 1998 by and between the company, Agere Systems Singapore Pte Ltd (formerly known as “Lucent Technologies Microelectronics Pte. Ltd.”) and Silicon Manufacturing Partners Pte Ltd.

4.8.9(9)(+)	Amendment Agreement (No. 3) dated March 28, 2002 to License and Technology Transfer Agreement dated February 17, 1998 by and among the company, Agere Systems Singapore Pte Ltd (formerly known as “Lucent Technologies Microelectronics Pte. Ltd.”) and Silicon Manufacturing Partners Pte Ltd.

4.8.10 (4)(+)	Amendment Agreement (No. 4) dated July 1, 2003 to License and Technology Transfer Agreement dated February 17, 1998 by and among the company, Agere Systems Singapore Pte Ltd (formerly known as “Lucent Technologies Microelectronics Pte. Ltd.”) and Silicon Manufacturing Partners Pte Ltd.

Technology transfer, license, joint development and other related agreements

Agere/Lucent

4.9.1(2)(+)	Technology Transfer Agreement dated February 17, 1998 by and between the company and Lucent Technologies Inc.

4.9.2(8)(+)	Amendment Agreement (No. 1) dated July 31, 2000 to Technology Transfer Agreement dated February 17, 1998 between Lucent Technologies Inc. and the company.

4.9.3(8)(+)	Amendment Agreement (No. 2) dated March 20, 2001 to Technology Transfer Agreement dated February 17, 1998 between Agere Systems Inc. (formerly known as the “Microelectronics Group of Lucent Technologies Inc.”) and the company.

4.9.4(9)(+)	Amendment Agreement (No. 3) dated March 28, 2002 to Technology Transfer Agreement dated February 17, 1998 between Agere Systems Inc. (formerly known as the “Microelectronics Group of Lucent Technologies Inc.”) and the company.

4.9.5(2)	Patent License Agreement dated January 1, 1998 by and between the company and Lucent Technologies Inc.

4.9.6(14)(+)	Patent License Agreement Amendment dated August 18, 2000 by and between the company and Lucent Technologies Inc.

4.9.7(10)	Letter Agreement dated September 26, 2002 by and between the company and Agere Systems Inc. amending the Patent License Agreement between the parties dated January 1, 1998.

Toshiba
4.10(2)(+)	Patent Cross License Agreement dated August 12, 1999 by and between the company and Toshiba Corporation.

IBM

4.11.1(7)(+)	Patent Cross-License Agreement dated January 1, 2001 by and between the company and International Business Machines Corporation.

4.11.2 (11)(+)	Amendment No. 1 dated November 26, 2002 to Patent Cross-License Agreement dated January 1, 2001 by and between the company and International Business Machines Corporation.

4.11.3(11)(+)	“SF” Process Development and Cost Sharing Agreement dated November 26, 2002 by and between the company and International Business Machines Corporation.

4.11.4(11)(+)	Copper / Related FEOL Technology License Agreement dated November 26, 2002 by and between the company and International Business Machines Corporation.

4.11.5 (22)(+)	Amendment No. 1 dated January 19, 2005 to the Copper / Related FEOL Technology License Agreement dated November 26, 2002 by and between the company and International Business Machines Corporation.

4.11.6(12)(+)	Amendment No. 1 dated June 26, 2003 to “SF” Process Development and Cost Sharing Agreement dated November 26, 2002 by and between the company and International Business Machines Corporation.

4.11.7 (16)(+)	Amended and Restated Amendment No. 2 dated March 9, 2004 to the “SF” Process Development and Cost Sharing Agreement dated November 26, 2002 by and between the company and International Business Machines Corporation.

4.11.8(27)(+)	Third Amended and Restated Amendment No. 3 dated November 17, 2006 to “SF” Process Development and Cost Sharing Agreement dated November 26, 2002 by and between the company and International Business Machines Corporation.

4.11.9(18)(+)	Amendment No. 4 dated December 15, 2004 to “SF” Process Development and Cost Sharing Agreement dated November 26, 2002 by and between the company and International Business Machines Corporation.

4.11.10(11)(+)	Refundable Cross Deposit Agreement dated November 26, 2002 by and between the company and International Business Machines Corporation.

4.11.11(15)(+)	First Supplemental Agreement dated December 19, 2003 to the Refundable Cross Deposit Agreement dated November 26, 2002 by and between the company and International Business Machines Corporation.

4.11.12(25)(+)	Letter Agreement dated March 27, 2006 to vary the terms of the Refundable Cross Deposit Agreement dated November 26, 2002, as amended and supplemented, by and between the company and International Business Machines Corporation.

4.11.13(27)(+)	Master IBM Joint Development Terms and Conditions dated December 15, 2006 for joint development projects with International Business Machines Corporation.

4.11.14(27)(+)	Joint Development Project Agreement dated December 15, 2006 for 32nm Bulk-Industry Standard Semiconductor Process Technology by and between the company and International Business Machines Corporation.

4.11.15(31)(+)	Third Amended and Restated Participation Agreement dated March 26, 2008 by and between the company and International Business Machines Corporation.

4.11.16(31)(+)	Joint Development Project Agreement dated May 14, 2007 for 22nm Bulk-Industry Standard Semiconductor Process Technology by and between the company and International Business Machines Corporation.

Property Agreements

Fabs 2, 3 and 5

4.12.1(18)	Sub-Lease dated October 19, 2004 by and between Singapore Technologies Pte Ltd and the company relating to Private Lots A12787 and A12787(a) Mukim No. 13 Sembawang.

4.12.2(5)	Sub-Lease Agreement dated February 17, 1998 by and between the company and Silicon Manufacturing Partners Pte Ltd.

4.12.3(18)	Sub-Lease dated October 19, 2004 by and between Singapore Technologies Pte Ltd and the company relating to Private Lot A12787(b) Mukim No. 13 Sembawang.

Fab 3 Site Slurry Treatment Plant

4.13.1(23)	Agreement for Sub-License and Sub-Lease (Private Lot A12787(k)) dated July 8, 2005 by and between Singapore Technologies Pte Ltd and the company.

4.13.2(23)	Novation Agreement dated July 8, 2005 by and among Singapore Technologies Pte Ltd, Terra Investments Pte. Ltd. and the company relating to the Agreement for Sub-License and Sub-Lease (Private Lot A12787(k)) dated July 8, 2005.

4.13.3(27)	Supplemental Agreement dated January 3, 2007 by and between Terra Investments Pte. Ltd. and the company relating to the Agreement for Sub-License and Sub-Lease (Private Lot A12787(k) now known as A1964508) dated July 8, 2005.

Fab 3E

4.14(33)	Lease Agreement dated June 25, 2008 by and between Jurong Town Corporation and Chartered Semiconductor Manufacturing (Tampines) Pte. Ltd. relating to Lot No. MK29-2300W.

Fab 6

4.15.1(5)	Building Agreement relating to Private Lot A12787(d) Mukim No. 13 Sembawang dated September 24, 1999 by and between Jurong Town Corporation and Singapore Technologies Pte Ltd.

4.15.2(5)	Agreement for Sub-License and Sub-Lease (Private Lot A12787(d)) dated September 24, 1999 by and between Singapore Technologies Pte Ltd and Chartered Silicon Partners Pte Ltd.

4.15.3(18)	Novation Agreement dated December 31, 2004 by and among Singapore Technologies Pte Ltd, Terra Investments Pte. Ltd. and Chartered Silicon Partners Pte Ltd relating to the Agreement for Sub-License and Sub-Lease (Private Lot A12787(d)) dated September 24, 1999.

Fab 7

4.16.1(13)	Agreement for Sub-License and Sub-Lease (Private Lot A12787(e)) dated July 30, 2001 by and between Singapore Technologies Pte Ltd and the company.

4.16.2(13)	Building Agreement relating to Private Lot A12787(e) G.S. No. 3696K, Mukim No. 13 dated July 30, 2001 by and between Jurong Town Corporation and Singapore Technologies Pte Ltd.

4.16.3(18)	Novation Agreement dated December 31, 2004 by and among Singapore Technologies Pte Ltd, Terra Investments Pte. Ltd. and the company relating to the Agreement for Sub-License and Sub-Lease (Private Lot A12787(e)) dated July 30, 2001.

4.16.4(27)	Supplemental Agreement dated January 3, 2007 by and between Terra Investments Pte. Ltd. and the company relating to the Agreement for Sub-License and Sub-Lease (Private Lot A12787(e) now known as A1964507) dated July 30, 2001.

4.17.1(27)	Offer Letter dated February 16, 2006 from Jurong Town Corporation to Terra Investments Pte. Ltd. for the lease of land known as Private Lot A1964510 at Plot 6 Woodlands Industrial Park D in Woodlands Wafer Fab Park.

4.17.2(27)	Acceptance of Offer dated February 21, 2006 from the company to Terra Investments Pte. Ltd. relating to Private Lot A1964510 at Plot 6 Woodlands Industrial Park D in Woodlands Wafer Fab Park.

4.17.3(27)	Acceptance of Offer dated February 24, 2006 from Terra Investments Pte. Ltd. to Jurong Town Corporation relating to Private Lot A1964510 at Plot 6 Woodlands Industrial Park D in Woodlands Wafer Fab Park.

Acquisition of Hitachi Semiconductor Singapore Pte. Ltd.

4.18(30)	Stock Purchase Agreement dated February 15, 2008 by and amongst the company, Hitachi, Ltd. and Hitachi Asia Ltd. for the purchase of 100% of the shares in Hitachi Semiconductor Singapore Pte. Ltd.

Related Party Agreements

4.19(11)	Amended and Restated Turnkey Subcontract Agreement for Sort, Assembly and/or Final Test Services dated October 30, 2002 by and between the company and ST Assembly Test Services Ltd.

4.20(15)	Mr. Chia Song Hwee’s, President and Chief Executive Officer, Contract of Employment dated January 8, 2004.

8(33)	List of the company’s subsidiaries.

12.1(33)	Certification of the President and Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2(33)	Certification of the Senior Vice President and Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1(33)	Certification of the President and Chief Executive Officer pursuant to 18 U.S.C Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2(33)	Certification of the Senior Vice President and Chief Financial Officer pursuant to 18 U.S.C Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1(33)	Consent of KPMG relating to the incorporation of audit report relating to Chartered Semiconductor Manufacturing Ltd.

15.2(33)	Consent of KPMG relating to the incorporation of audit report relating to Silicon Manufacturing Partners Pte Ltd.

Notes:

(1)	Filed as an exhibit to our company’s Current Report on Form 6-K (File No. 000-27811), as submitted with the Securities and Exchange Commission on August 2, 2007, which exhibit is incorporated herein by reference. The Memorandum and Articles of Association were amended by special resolution of our shareholders passed on April 24, 2007.

(2)	Filed as an exhibit to our company’s Amended Registration Statement on Form F-1/A (Registration No. 333-88397), as filed with the Securities and Exchange Commission on October 25, 1999, which exhibit is incorporated herein by reference.

(3)	Submitted as an exhibit to our company’s Current Report on Form 6-K (File No. 000-27811), as submitted with the Securities and Exchange Commission on November 23, 1999, which exhibit is incorporated herein by reference.

(4)	Submitted as an exhibit to our company’s Third Quarterly Report 2003 on Form 6-K (File No. 000-27811), as submitted with the Securities and Exchange Commission on November 13, 2003, which exhibit is incorporated herein by reference.

(5)	Filed as an exhibit to our company’s Registration Statement on Form F-1 (Registration No. 333-88397), as filed with the Securities and Exchange Commission on October 4, 1999.

(6)	Submitted as an exhibit to our company’s Current Report on Form 6-K (File No. 000-27811), as submitted with the Securities and Exchange Commission on April 4, 2001, which exhibit is incorporated herein by reference.

(7)	Filed as an exhibit to our company’s Annual Report on Form 20-F (File No. 000-27811), as filed with the Securities and Exchange Commission on March 11, 2002, which exhibit is incorporated herein by reference.

(8)	Submitted as an exhibit to our company’s First Quarterly Report 2001 on Form 6-K (File No. 000-27811), as submitted with the Securities and Exchange Commission on May 15, 2001, which exhibit is incorporated herein by reference.

(9)	Submitted as an exhibit to our company’s First Quarterly Report 2002 on Form 6-K (File No. 000-27811), as submitted with the Securities and Exchange Commission on May 14, 2002, which exhibit is incorporated herein by reference.

(10)	Submitted as an exhibit to our company’s Third Quarterly Report 2002 on Form 6-K (File No. 000-27811), as submitted with the Securities and Exchange Commission on November 14, 2002, which exhibit is incorporated herein by reference.

(11)	Filed as an exhibit to our company’s Annual Report on Form 20-F (File No. 000-27811), as filed with the Securities and Exchange Commission on March 13, 2003, which exhibit is incorporated herein by reference.

(12)	Submitted as an exhibit to our company’s Second Quarterly Report 2003 on Form 6-K (File No. 000-27811), as submitted with the Securities and Exchange Commission on August 13, 2003, which exhibit is incorporated herein by reference.

(13)	Submitted as an exhibit to our company’s Third Quarterly Report 2001 on Form 6-K (File No. 000-27811), as submitted with the Securities and Exchange Commission on November 14, 2001, which exhibit is incorporated herein by reference.

(14)	Submitted as an exhibit to our company’s Third Quarterly Report 2000 on Form 6-K (File No. 000-27811), as submitted with the Securities and Exchange Commission on November 14, 2000, which exhibit is incorporated herein by reference.

(15)	Filed as an exhibit to our company’s Annual Report on Form 20-F (File No. 000-27811), as filed with the Securities and Exchange Commission on March 3, 2004, which exhibit is incorporated herein by reference.

(16)	Submitted as an exhibit to our company’s First Quarterly Report 2004 on Form 6-K (File No. 000-27811), as submitted with the Securities and Exchange Commission on May 10, 2004, which exhibit is incorporated herein by reference.

(17)	Submitted as an exhibit to our company’s Third Quarterly Report 2004 on Form 6-K (File No. 000-27811), as submitted with the Securities and Exchange Commission on November 8, 2004, which exhibit is incorporated herein by reference.

(18)	Filed as an exhibit to our company’s Annual Report on Form 20-F (File No. 000-27811), as filed with the Securities and Exchange Commission on March 7, 2005, which exhibit is incorporated herein by reference.

(19)	Submitted as an exhibit to our company’s Current Report on Form 6-K (File No. 000-27811), as submitted with the Securities and Exchange Commission on August 17, 2005, which exhibit is incorporated herein by reference.

(20)	Submitted as an exhibit to our company’s Current Report on Form 6-K (File No. 000-27811), as submitted with the Securities and Exchange Commission on August 4, 2005, which exhibit is incorporated herein by reference.

(21)	Submitted as an exhibit to our company’s Current Report on Form 6-K (File No. 000-27811), as submitted with the Securities and Exchange Commission on August 18, 2005, which exhibit is incorporated herein by reference.

(22)	Submitted as an exhibit to our company’s First Quarterly Report on Form 6-K (File No. 000-27811), as submitted with the Securities and Exchange Commission on May 6, 2005, which exhibit is incorporated herein by reference.

(23)	Filed as an exhibit to our company’s Annual Report on Form 20-F (File No. 000-27811), as filed with the Securities and Exchange Commission on March 1, 2006, which exhibit is incorporated herein by reference.

(24)	Submitted as an exhibit to our company’s Current Report on Form 6-K (File No. 000-27811), as submitted with the Securities and Exchange Commission on April 5, 2006, which exhibit is incorporated herein by reference.

(25)	Submitted as an exhibit to our company’s First Quarterly Report on Form 6-K (File No. 000-27811), as submitted with the Securities and Exchange Commission on May 10, 2006, which exhibit is incorporated herein by reference.

(26)	Submitted as an exhibit to our company’s Current Report on Form 6-K (File No. 000-27811), as submitted with the Securities and Exchange Commission on August 9, 2006, which exhibit is incorporated herein by reference.

(27)	Filed as an exhibit to our company’s Annual Report on Form 20-F (File No. 000-27811), as filed with the Securities and Exchange Commission on March 15, 2007, which exhibit is incorporated herein by reference.

(28)	Submitted as an exhibit to our company’s Second Quarterly Report on Form 6-K (File No. 000-27811), as submitted with the Securities and Exchange Commission on August 7, 2007, which exhibit is incorporated herein by reference.

(29)	Submitted as an exhibit to our company’s Third Quarterly Report on Form 6-K (File No. 000-27811), as submitted with the Securities and Exchange Commission on November 7, 2007, which exhibit is incorporated herein by reference.

(30)	Filed as exhibit to our company’s Annual Report on Form 20-F (File No. 000-27811), as filed with the Securities and Exchange Commission on March 10, 2008, which exhibit is incorporated herein by reference.

(31)	Submitted as an exhibit to our company’s First Quarterly Report on Form 6-K (File No. 000-27811), as submitted with the Securities and Exchange Commission on May 8, 2008, which exhibit is incorporated herein by reference.

(32)	Submitted as an exhibit to our company’s Third Quarterly Report on Form 6-K (File No. 000-27811), as submitted with the Securities and Exchange Commission on November 5, 2008, which exhibit is incorporated herein by reference.

(33)	Filed herewith.

(+)	Certain portions of this exhibit have been omitted pursuant to a confidential treatment order of the Securities and Exchange Commission. The omitted portions have been separately filed with the Commission.

SIGNATURES
     The company certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized on this 27th day of February 2009.

CHARTERED SEMICONDUCTOR MANUFACTURING LTD.

By:	/s/ George Thomas
Name: George Thomas
Title: Senior Vice President and Chief Financial Officer
This annual report has been signed by the following persons in the capacities indicated:

SIGNATURE	TITLE	DATE

/s/ James A. Norling James A. Norling	Chairman of the Board	February 27, 2009
/s/ Chia Song Hwee Chia Song Hwee	President and Chief Executive Officer (principal executive officer)	February 27, 2009
/s/ George Thomas George Thomas	Senior Vice President and Chief Financial Officer (principal financial and accounting officer)	February 27, 2009
/s/ Andre Borrel Andre Borrel	Director	February 27, 2009
/s/ Charles E. Thompson Charles E. Thompson	Director	February 27, 2009
/s/ Tay Siew Choon Tay Siew Choon	Director	February 27, 2009
/s/ Peter Seah Lim Huat Peter Seah Lim Huat	Director	February 27, 2009
/s/ Philip Tan Yuen Fah Philip tan yuen fah	Director	February 27, 2009

SIGNATURE	TITLE	DATE
/s/ Pasquale Pistorio Pasquale Pistorio	Director	February 27, 2009
/s/ Steven H. Hamblin Steven H. Hamblin	Director	February 27, 2009
/s/ Maurizio Ghirga Maurizio Ghirga	Director	February 27, 2009

CHARTERED SEMICONDUCTOR MANUFACTURING LTD
AND SUBSIDIARIES
FINANCIAL STATEMENTS INDEX

Report of Independent Registered Public Accounting Firm
The Board of Directors and Shareholders
Chartered Semiconductor Manufacturing Ltd:
We have audited the accompanying consolidated balance sheets of Chartered Semiconductor Manufacturing Ltd and subsidiaries (the Company) as of December 31, 2007 and 2008, and the related consolidated statements of operations, comprehensive income (loss), shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2008. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
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
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Chartered Semiconductor Manufacturing Ltd and subsidiaries as of December 31, 2007 and 2008, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2008, in conformity with U.S. generally accepted accounting principles.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated February 27, 2009 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.
KPMG LLP
Singapore
February 27, 2009

CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS — in US Dollars
As of December 31
In thousands (except per share data)

	2007	2008

ASSETS
Cash and cash equivalents	$743,173	$524,501
Restricted cash	45,092	69,560
Marketable securities	2,822	950
Receivables, net	237,312	224,428
Inventories	213,524	189,498
Other investments	89,290	19,634
Prepaid expenses	6,289	5,323
Other current assets	16,231	14,517

Total current assets	1,353,733	1,048,411

Investment in associated companies	30,112	28,924
Technology licenses and other intangible assets, net	62,699	48,178
Property, plant and equipment, net	2,463,789	2,845,668
Other non-current assets	115,228	53,992

Total assets	$4,025,561	$4,025,173

LIABILITIES, CONVERTIBLE REDEEMABLE PREFERENCE SHARES AND SHAREHOLDERS’ EQUITY
Payables	$212,618	$311,264
Short-term debt	270,000	—
Income tax payable	5,459	202
Current installments of long-term debt and capital lease obligations	78,663	163,232
Other current liabilities	109,171	102,153

Total current liabilities	675,911	576,851

Long-term debt and capital lease obligations, excluding current installments	1,499,917	1,677,228
Other non-current liabilities	52,747	61,801

Total liabilities	2,228,575	2,315,880

Convertible redeemable preference shares
Issued and outstanding: 28 shares in 2007 and 2008
Redemption value at maturity: $10,000 per share	255,837	265,879

Ordinary share capital
Issued and outstanding: 2,539,626 shares in 2007 and 2,543,200 shares in 2008	2,710,006	2,706,244
Accumulated deficit	(1,115,587)	(1,208,166)
Accumulated other comprehensive loss	(53,270)	(54,664)

Total shareholders’ equity	$1,541,149	$1,443,414

Commitments and contingencies

Total liabilities, convertible redeemable preference shares and shareholders’ equity	$4,025,561	$4,025,173

See accompanying notes to consolidated financial statements.

CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS — in US Dollars
For the Years Ended December 31
In thousands (except per share data)

	2006	2007	2008

Net revenue	$1,414,525	$1,355,486	$1,661,120
Cost of revenue	(1,070,512)	(1,095,830)	(1,447,309)

Gross profit	344,013	259,656	213,811

Other revenue	21,030	22,930	13,367

OPERATING EXPENSES
Research and development	152,756	159,764	177,866
Sales and marketing	55,007	58,013	69,469
General and administrative	42,558	39,648	43,053
Other operating expenses, net	13,766	13,030	10,138

Total operating expenses, net	264,087	270,455	300,526

Equity in income of associated companies, net	36,040	33,836	25,997
Other income (loss), net	(2,689)	(2,418)	2,905
Interest income	44,591	27,031	15,379
Interest expense and amortization of debt discount	(87,950)	(60,325)	(67,971)

Income (loss) before income tax	90,948	10,255	(97,038)
Income tax expense (benefit)	23,924	(91,433)	(4,459)

Net income (loss)	67,024	101,688	(92,579)

Less: Accretion to redemption value of convertible redeemable preference shares	9,476	9,663	10,042

Net income (loss) available to ordinary shareholders	$57,548	$92,025	$(102,621)

Basic net earnings (loss) per ordinary share	$0.02	$0.04	$(0.04)

Diluted net earnings (loss) per ordinary share	$0.02	$0.04	$(0.04)

Basic net earnings (loss) per ADS	$0.23	$0.36	$(0.40)

Diluted net earnings (loss) per ADS	$0.23	$0.35	$(0.40)

Number of ordinary shares used in computing:
Basic net earnings (loss) per ordinary share	2,528,056	2,538,357	2,541,435
Effect of dilutive securities	6,009	330,260	—

Diluted net earnings (loss) per ordinary share	2,534,065	2,868,617	2,541,435

Number of ADS used in computing:
Basic net earnings (loss) per ADS	252,806	253,836	254,144
Effect of dilutive securities	601	33,026	—

Diluted net earnings (loss) per ADS	253,407	286,862	254,144

See accompanying notes to consolidated financial statements.

CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS) — in US Dollars
For the Years Ended December 31
In thousands

	2006	2007	2008

Net income (loss)	$67,024	$101,688	$(92,579)

Net unrealized gains (losses) on change in cash flow hedging fair values	(1,664)	1,824	(705)
Share of cash flow hedging gains of associated companies	9	1	—
Reclassification of cash flow hedging (gains) losses into earnings	435	(1,917)	554
Foreign currency translation	568	(33)	(658)
Unrealized losses on available-for-sale securities	(11)	(149)	(1,872)
Reclassification of realized losses on available-for-sale securities into earnings	2,350	835	1,287

Other comprehensive income (loss), net	1,687	561	(1,394)

Comprehensive income (loss), net	$68,711	$102,249	$(93,973)

See accompanying notes to consolidated financial statements.

CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY — in US Dollars
In thousands

				Accumulated
				Other	Total Share-
	Ordinary Share		Accumulated	Compre-	holders’
	Capital		Deficit	hensive Loss	Equity
	No.	$	$	$	$

Balance at January 1, 2006	2,513,384	2,690,164	(1,284,299)	(55,518)	1,350,347
Net income	—	—	67,024	—	67,024
Other comprehensive income	—	—	—	1,687	1,687
Accretion to redemption value of convertible redeemable preference shares	—	(9,476)	—	—	(9,476)
Issuance of shares arising from conversion of convertible redeemable preference shares	18,924	13,965	—	—	13,965
Issuance of shares arising from share-based awards	3,588	2,357	—	—	2,357
Employee share-based compensation	—	7,376	—	—	7,376
Non-employee share-based compensation	—	117	—	—	117
Others	—	(288)	—	—	(288)

Balance at December 31, 2006	2,535,896	2,704,215	(1,217,275)	(53,831)	1,433,109
Net income	—	—	101,688	—	101,688
Other comprehensive income	—	—	—	561	561
Accretion to redemption value of convertible redeemable preference shares	—	(9,663)	—	—	(9,663)
Issuance of shares arising from share-based awards	3,730	2,576	—	—	2,576
Employee share-based compensation	—	4,793	—	—	4,793
Non-employee share-based compensation	—	25	—	—	25
Issuance of call option	—	8,060	—	—	8,060

Balance at December 31, 2007	2,539,626	2,710,006	(1,115,587)	(53,270)	1,541,149
Net loss	—	—	(92,579)	—	(92,579)
Other comprehensive loss	—	—	—	(1,394)	(1,394)
Accretion to redemption value of convertible redeemable preference shares	—	(10,042)	—	—	(10,042)
Issuance of shares arising from share-based awards	3,574	1,871	—	—	1,871
Employee share-based compensation	—	4,432	—	—	4,432
Non-employee share-based compensation	—	(23)	—	—	(23)

Balance at December 31, 2008	2,543,200	2,706,244	(1,208,166)	(54,664)	1,443,414

See accompanying notes to consolidated financial statements.

CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS — in US Dollars
For the Years Ended December 31
In thousands

	2006	2007	2008
CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)	$67,024	$101,688	$(92,579)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Equity in income of associated companies, net	(36,040)	(33,836)	(25,997)
Cash dividends received from associated companies	38,178	33,602	34,157
Depreciation and amortization	504,454	494,774	564,916
Foreign exchange loss, net	1,946	252	82
Gain on disposal of property, plant and equipment, net	(4,822)	(1,010)	(220)
(Gain) Loss on derivatives, net	2,391	280	(817)
Impairment loss in value of other investments, marketable securities and other equity securities	2,698	2,081	8,767
Share-based compensation expense	7,376	4,793	5,314
Others, net	(1,417)	10,494	18,490
Change in assets and liabilities, net of effects from purchase of a subsidiary:
Receivables	(61,687)	8,197	92,456
Inventories	(21,513)	(55,032)	41,339
Other assets	(5,716)	(72,977)	(5,945)
Payables and other liabilities	20,219	3,049	(39,505)
Income tax payable	8,058	(17,482)	(14,101)

Net cash provided by operating activities	521,149	478,873	586,357

CASH FLOWS FROM INVESTING ACTIVITIES
Payments for property, plant and equipment	(554,771)	(758,352)	(576,010)
Payments for technology licenses	(9,667)	(8,369)	(13,751)
Increase in other investments	—	(99,373)	—
Investment in associated companies	—	(1,216)	(8,041)
Purchase of a subsidiary, net of cash acquired of $6,523	—	—	(237,072)
Refundable deposits placed with vendors	(15,000)	—	—
Refund of deposits placed with vendors	111,656	449	1,753
Proceeds from sale of property, plant and equipment	9,975	5,059	11,936
Proceeds from redemption, maturity and disposal of marketable securities, term deposits and other investments	20,998	8,837	64,223
Return of capital from associated companies	16,913	7,350	—
Others, net	(488)	65	59

Net cash used in investing activities	(420,384)	(845,550)	(756,903)

CASH FLOWS FROM FINANCING ACTIVITIES
Debt
Borrowings	492,915	542,848	419,612
Repayments	(635,010)	(123,629)	(433,631)
Capital lease payments	(3,845)	(3,981)	(5,267)
Receipts of refundable customer deposits	45,183	202	—
Refund of customer deposits	(72,108)	(28,559)	(5,609)
Issuance of ordinary shares	2,357	2,576	989
Increase in cash restricted for debt repayment	(40,231)	(2,029)	(24,468)
Others, net	5,752	(900)	—

Net cash provided by (used in) financing activities	(204,987)	386,528	(48,374)

Effect of exchange rate changes on cash and cash equivalents	3,348	4,340	248
Net increase (decrease) in cash and cash equivalents	(100,874)	24,191	(218,672)
Cash and cash equivalents at the beginning of the year	819,856	718,982	743,173

Cash and cash equivalents at the end of the year	$718,982	$743,173	$524,501

Supplemental Cash Flow Information
Interest paid (net of amounts capitalized)	$85,585	$51,276	$60,327
Income tax paid (refund)	$15,434	$22,914	$(93,389)

Non-cash investing and financing activities
Property, plant and equipment acquired through capital lease	$31,998	$693	$6,873
Property, plant and equipment acquired on credit	$193,742	$91,644	$189,632
Issuance of ordinary shares arising from conversion of convertible redeemable preference shares	$13,965	$—	$—
Property, plant and equipment contributed by landlord	$858	$—	$—
Deferred debt issuance costs	$13,896	$20,172	$17,390
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

(a) Business and Organization

The Company is one of the world’s leading dedicated semiconductor foundries providing comprehensive wafer fabrication services and technologies. The Company operates in Singapore and has service operations in seven countries throughout North America, Europe and Asia, including Singapore. Its principal markets are the United States of America, Taiwan, Europe and Japan.

Chartered was incorporated in the Republic of Singapore in 1987. As of December 31, 2008, Singapore Technologies Semiconductors Pte Ltd (“ST Semiconductors”), a wholly-owned subsidiary of Temasek Holdings (Private) Limited (“Temasek”), owns a majority of the shares of Chartered. Temasek is a holding company through which corporate investments of the Government of Singapore are held.

Chartered Semiconductor Manufacturing (Tampines) Pte. Ltd. (“CST” or “Fab 3E”) was incorporated in the Republic of Singapore in 1996. Chartered acquired CST on March 31, 2008 (see Note 2). As of December 31, 2008, CST is a wholly-owned subsidiary of Chartered. The Company accounts for CST as a consolidated subsidiary.

Chartered Silicon Partners Pte Ltd (“CSP”) was incorporated in the Republic of Singapore in 1997. Chartered, EDB Investments Pte Ltd, Avago Technologies General IP (Singapore) Pte. Ltd. (“Avago Singapore”) (previously Agilent Europe B.V. who transferred its entire shareholding in CSP to Avago Singapore in 2006) and Singapex Investments Pte Ltd own a 51.0%, 26.5%, 15.0% and 7.5% equity interest in CSP, respectively. The Company accounts for CSP as a consolidated subsidiary.

Silicon Manufacturing Partners Pte Ltd (“SMP”) was incorporated in the Republic of Singapore in 1998. LSI Technology (Singapore) Pte. Ltd. (previously known as Agere Systems Singapore Pte Ltd) (“LSI”) and Chartered own a 51.0% and 49.0% equity interest in SMP, respectively. The Company accounts for SMP using the equity method.

(b) Basis of Presentation

The consolidated financial statements have been prepared in accordance with United States of America (“U.S.”) generally accepted accounting principles (“U.S. GAAP”).

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

Due to cumulative losses, the obligation of the minority shareholders of CSP was reduced to zero in the first quarter of 2003. Therefore none of CSP’s losses from that point forward have been allocated to the minority interest in the consolidated statements of operations. The effect of this on the results of operations:

	2006	2007	2008

Net losses not allocated to the minority shareholders of CSP according to their proportionate ownership	$12,831	$5,396	$826
The cumulative net losses not allocated to the minority shareholders of CSP according to their proportionate ownership as of December 31, 2007 and 2008 are $212,670 and $213,496, respectively.

CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — in US Dollars
In thousands (except per share data)
(c) Cumulative Effect Adjustment

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

As a transition accommodation SAB 108 permits a cumulative effect adjustment, without restatement of previously issued financial statements, to be used for errors that are determined to be immaterial pursuant to the Company’s previous method of quantification of unadjusted errors but are determined to be material under the dual approach. Prior to the adoption of SAB 108, the Company had quantified unadjusted errors under the rollover approach and had assessed these unadjusted errors to be immaterial — individually and in the aggregate. Upon initial adoption of SAB 108 for the fiscal year 2006, the Company quantified unadjusted errors under the dual approach and assessed that these unadjusted errors are material. As such, the Company elected to report a cumulative effect adjustment as of January 1, 2006 for those unadjusted errors quantified as of January 1, 2006. The accumulated deficit as of January 1, 2006 in the consolidated statement of shareholders’ equity reflects this cumulative effect adjustment.

(d) Use of Estimates

The preparation of the consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures about contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the respective reporting periods. Significant items subject to judgment and estimate include the amount of income tax expense, the estimated useful lives and salvage values of long-lived assets, the recoverability of the carrying value of long-lived assets, other-than-temporary impairment assessments of other investments, available-for-sale securities and investments in other equity securities, the realization of deferred income tax assets, the valuation of accounts receivable and inventories, the determination of normal capacity of the Company’s production facilities, the recognition of revenue, the recognition and measurement of the sales credits and returns allowance, the likelihood of achieving the milestones attached to Government grants, management’s projections of achievement of performance conditions for grants under the performance share units plan over the performance period, the fair value of share-based employee compensation awards and financial instruments, the amount of asset retirement obligations and costs, and the valuation of net assets acquired from purchase business combinations. These estimates and assumptions are based on management’s best estimates and judgment. Management evaluates its estimates and assumptions on an ongoing basis using historical experience and other factors, including the current economic environment, which management believes to be reasonable under the circumstances. Management adjusts such estimates and assumptions when facts and circumstances dictate. Illiquid credit markets; volatile equity, foreign currency and energy markets; and declines in consumer spending have combined to increase the uncertainty inherent in such estimates and assumptions. As future events and their effects cannot be determined with precision, actual results could differ significantly from these estimates. Changes in those estimates resulting from continuing changes in the economic environment will be reflected in the financial statements in future periods.

CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — in US Dollars
In thousands (except per share data)
During 2006, the Company changed the estimated salvage values in relation to certain eight-inch process equipment and machinery to reflect higher expected salvage values than the Company had historically estimated. The change in the estimated salvage values is a change in accounting estimate that was applied prospectively from July 1, 2006. The impact of this change was an increase in the Company’s net income by $11,289, $10,801 and $1,851 for the years ended December 31, 2006, 2007 and 2008, respectively. Basic and diluted net earnings per American Depositary Shares (“ADS”) increased by $0.04 for the years ended December 31, 2006 and 2007, and basic and diluted net loss per ADS decreased by $0.01 for the year ended December 31, 2008. Basic and diluted net earnings per ordinary share for the years ended December 31, 2006, 2007 and 2008 were not affected by the impact of this change.

During 2008, the Company observed a change in the expected technology lifecycle of the twelve-inch process technology and, as a result, decided to perform a detailed reassessment of the estimated useful lives of the Company’s twelve-inch process equipment and machinery and the related mechanical and electrical installations. The assessment was finalized in the fourth quarter of 2008 and as a result, the Company revised the estimated useful lives of these twelve-inch process equipment and machinery from five years to eight years and the related mechanical and electrical installations from ten years to fifteen years. In addition, the estimated salvage values of the related process equipment and machinery were reduced to zero. These changes were made to better reflect the expected pattern of economic benefits from the use of the equipment and machinery over time based on an analysis of the expected technology lifecycle, historical usage experience and industry practices. The change in estimated useful lives and residual values is a change in accounting estimate that was applied prospectively from October 1, 2008. The impact of this change was a decrease in the Company’s net loss by $18,090 for the year ended December 31, 2008. Basic and diluted net loss per ADS and ordinary share decreased by $0.07 and $0.01 respectively for the year ended December 31, 2008.

The Company changed the estimated useful lives for certain technology-related intangible assets classified under “Technology licenses” in the consolidated balance sheets from three to five years during 2008. The change was made to better reflect the expected pattern of economic benefits from the use of the intangible assets over time based on an analysis of the expected future usage of the underlying technology and historical usage experience. The change in estimated useful lives is a change in accounting estimate that was applied prospectively from October 1, 2008. The impact of this change was a decrease in the Company’s net loss by $1,468 for the year ended December 31, 2008. Basic and diluted net loss per ADS decreased by $0.01 for the year ended December 31, 2008. Basic and diluted net loss per ordinary share for the year ended December 31, 2008 were not affected by the impact of this change.

During 2008, the Company revised its estimates for asset retirement obligations associated with the Company’s facilities built on land held under long-term operating leases. The revision was made to reflect changes in the estimated amounts. The change will result in higher accretion expense and lower depreciation over the remaining lives of the underlying assets. The impact of this change was a decrease in the Company’s net loss by $146 for the year ended December 31, 2008. Basic and diluted net loss per ADS and ordinary share for the year ended December 31, 2008 were not affected by the impact of this change.

(e) Foreign Currency

The functional currency of Chartered and its subsidiaries is the U.S. dollar. Assets and liabilities which are denominated in foreign currencies are translated into the functional currency at the rates of exchange prevailing at the balance sheet date. Foreign currency transactions are translated using the exchange rates prevailing at the date of transactions. Foreign exchange gains or losses, resulting from the settlement of foreign currency transactions and from the translation of assets and liabilities denominated in foreign currencies at financial year-end exchange rates, are included in the line item “Other operating expenses, net” in the consolidated statements of operations.

CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — in US Dollars
In thousands (except per share data)
(f) Business and Credit Concentrations

The semiconductor industry has historically been highly cyclical and, at various times, has experienced significant economic downturns characterized by production overcapacity, reduced product demand and rapid erosion of selling prices. The market for semiconductors is characterized by rapid technological change, intense competition and fluctuations in end-user demand. The Company depends, and will continue to depend, for a significant portion of its revenue on a relatively limited number of customers who from time to time may be concentrated in particular end markets. Customer concentration is more significant for the Company’s leading-edge process technologies. The five largest customers of the Company accounted for 60%, 61% and 63% of net revenue in the years ended December 31, 2006, 2007 and 2008, respectively. Total accounts receivable from these customers was $95,336 and $106,604 at December 31, 2007 and 2008, respectively. The Company’s top customer profile may change from period to period depending on the strength of various market sectors.

In terms of geographical concentration, a significant portion of the Company’s business is concentrated in the United States of America, while the Company’s manufacturing activities are entirely located in the Republic of Singapore. Composition of the Company’s revenue and long-lived assets by geographical area is presented in Note 24 to the consolidated financial statements.

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents, marketable securities, derivative financial instruments, investments and receivables. The maximum exposure to credit risk is represented by the carrying amount of each financial instrument in the consolidated balance sheets.

The Company mitigates the concentration of its credit risk in trade receivables through its credit evaluation process, credit policies and credit control and collection procedures. The Company’s exposure to credit risk in trade receivables is influenced mainly by individual characteristics of each customer. The default risk of the country in which the customer is located also has influence on credit risk but to a lesser extent. The Company does not obtain collateral from customers.

The Company mitigates the concentration of credit risk regarding cash and cash equivalents by placing these amounts with major international banks and financial institutions. Cash and cash equivalents are generally available upon demand. Cash and cash equivalents deposited with a single counterparty bank accounted for 26% and 20% of total balances at December 31, 2007 and 2008, respectively.

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

The amounts related to derivative instruments which are subject to credit risk are generally limited to the amounts, if any, by which a counterparty’s obligations exceed the obligations of the Company with that counterparty. The Company’s hedging practices are further described in Note 22.

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

Current adverse global economic conditions and further deterioration of those conditions could cause our suppliers to experience credit or other financial difficulties that could result in delays in their ability to supply the Company with necessary raw materials and supplies, as well as equipment and equipment spare parts.

(g) Cash Equivalents

Cash equivalents consist of highly liquid investments in money market funds and short-term deposits with banks that are readily convertible into cash and have original maturities of three months or less.

(h) Marketable Securities

The Company classifies its investments in marketable equity and debt securities as “available-for-sale”, “held-to-maturity” or “trading” at the time of purchase in accordance with the provisions of Statement of Financial Accounting Standards (“SFAS”) No. 115, “Accounting for Certain Investments in Debt and Equity Securities”. There are no investments classified as trading or held-to-maturity as of December 31, 2007 and 2008. There have been no transfers between investment classifications in any of the periods presented.

Available-for-sale securities are carried at fair value with unrealized gains and losses, net of related tax, if any, reported as a component of other comprehensive income (loss) until realized. Realized gains and losses from the sale or impairment of available-for-sale securities are determined on a specific-identification basis. The fair value of available-for-sale securities is based on quoted market prices in active markets for identical assets. A decline in the market value of any available-for-sale security below cost that is deemed to be other-than-temporary will result in an impairment, which is included in the line item “Other income (loss), net” in the consolidated statements of operations. In determining whether a decline in fair value is other-than-temporary, the Company considers various factors including market price (when available), analyst reports on the companies it has invested in and relevant industry reports relating to these companies, the financial condition and near-term prospects of the issuers, the length of time and the extent to which the fair value has been less than cost and the Company’s intent and ability to hold the investments for a reasonable period of time sufficient to allow for any anticipated recovery in fair value.

(i) Accounts Receivable

The Company reviews its accounts receivable on a periodic basis and makes specific allowances when there is doubt as to the collectibility of individual receivable balances. In evaluating the collectibility of individual receivable balances, the Company considers the age of the balance, the customer’s payment history, their current credit-worthiness and current economic conditions.

(j) Inventories

Inventories consist of work-in-progress, raw materials and consumable supplies and spares and are stated at the lower of cost or market. Cost is determined using standard cost and an allocation of the cost variances arising in the period of production, which approximates actual costs determined on the weighted-average basis. Standard cost is based on estimates of materials, labor and other costs incurred in each process step associated with the manufacture of the Company’s products. Labor and overhead costs are allocated to each step in the wafer production process based on normal fab capacity, with costs arising from abnormal under-utilization of capacity expensed when incurred. The Company routinely reviews its inventories for their saleability and for indications of obsolescence to determine if inventory carrying values are higher than market value. Some of the significant factors the Company considers in estimating the market value of its inventories include the likelihood of changes in market and customer demand and expected changes in market prices for its inventories.

CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — in US Dollars
In thousands (except per share data)
(k) Other Investments

The Company accounts for its investment in a non-marketable private enhanced cash fund (“the Fund”) as a cost-method investment. Any decline in the fair value of the Fund below cost that is deemed to be other-than-temporary will result in an impairment, which is included in the line item “Other income (loss), net” in the consolidated statements of operations. In determining whether a decline in fair value is other-than-temporary, the Company considers various factors including market price of underlying holdings (when available), investment ratings, the financial condition and near-term prospects of the investee, the length of time and the extent to which the fair value has been less than cost, and the Company’s intent and ability to hold the investment for a reasonable period of time sufficient to allow for any anticipated recovery in fair value.

The fair value of the Fund and its underlying debt and securities is assessed by utilizing market prices as provided by independent pricing services, or when such prices are not available, by using a valuation approach based on the current investment ratings, valuation parameters and estimates of the underlying debt and securities, redemptions of the Fund and the subsequent distribution of cash. Based on this assessment, the Company determined that the fair value of the Fund and its underlying debt securities approximated the fair values as provided by the investment manager of the Fund.

(l) Derivative Instruments and Hedging Activities

In accordance with SFAS No. 133, “Accounting for Derivative Instruments and Certain Hedging Activities” and related amendments and interpretations, the Company records derivatives on the balance sheet as assets or liabilities measured at fair value. The fair values of forward foreign exchange contracts are determined using quantitative models that require the use of multiple market inputs including interest rates, prices and maturity dates to generate pricing curves, which are used to value the positions. The market inputs are generally actively quoted and can be validated through external sources, including brokers and market transactions. For derivative asset and liability positions which fall between the dates of quoted prices, extrapolation of rate or maturity scenarios are used in determining fair values. The fair values of embedded derivatives are determined in a similar manner as forward foreign exchange contracts, except that the Company makes certain assumptions about the maturity dates of such embedded derivatives as maturity dates are generally not included in the host contracts.

On the date a derivative contract is entered into, the Company will consider if the derivative instrument is part of a hedging relationship. Once a hedging relationship is established, the Company designates the derivative as either a hedge of the fair value of a recognized asset or liability or of an unrecognized firm commitment (“fair-value” hedge), a hedge of a forecasted transaction or of the variability of cash flows to be received or paid related to a recognized asset or liability (“cash-flow” hedge), or a foreign-currency fair-value or cash-flow hedge (“foreign-currency” hedge). The Company formally documents all relationships between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions, at the hedge’s inception. This process includes linking all derivatives that are designated as fair-value, cash-flow, or foreign-currency hedges to specific assets and liabilities on the balance sheet or to specific firm commitments or forecasted transactions. The Company also formally assesses, both at the hedge’s inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items.

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

(m) Technology Licenses and Other Intangible Assets

Technology licenses are stated at cost and amortized on a straight-line basis over the shorter of the expected life of the related technology or the license period. Other intangible assets are amortized based on the pattern in which the economic benefits are utilized and if such a pattern cannot be reliably determined, on a straight-line basis. The amortization periods of technology licenses and other intangible assets are as follows :

	Years ended December 31,	Year ended December 31,
	2006 and 2007	2008

Technology licenses	3 to 10 years	3 to 10 years
Other intangible assets	—	3 to 6 years
During 2008, the Company changed the estimated useful lives for certain technology-related intangible assets classified under “Technology licenses” in the consolidated balance sheets from three to five years. The change in estimated useful lives was applied prospectively from October 1, 2008.

(n) Property, Plant and Equipment

Property, plant and equipment are recorded at cost and depreciated to their estimated salvage values using the straight-line method over their estimated useful lives as follows:

	Years ended December 31,	Year ended December 31,
	2006 and 2007	2008

Buildings	20 years (or, if shorter, the remaining period of the lease of the land on which the buildings are erected)	20 years (or, if shorter, the remaining period of the lease of the land on which the buildings are erected)

Mechanical and electrical installations	10 years	6 to 15 years
Equipment and machinery	5 years	5 to 8 years
Office and computer equipment	2 to 5 years	2 to 5 years
During 2008, the Company changed the estimated useful lives of certain twelve-inch process equipment and machinery from five years to eight years and the related mechanical and electrical installations from ten years to fifteen years. In addition, the estimated salvage values of the related process equipment and machinery were reduced to zero. These changes were applied prospectively from October 1, 2008.

The Company capitalizes interest with respect to major assets under installation and construction until such assets are ready for use. Interest capitalized is based on the average cost of the Company’s pooled borrowings related to purchases of property, plant and equipment. Repairs and replacements of a routine nature are expensed, while those that extend the life of an asset are capitalized. Upon retirement or disposal of assets, the cost and related accumulated depreciation are removed from the consolidated balance sheets and any gain or loss is included in the line item “Other operating expenses, net” in the consolidated statements of operations.

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

(o) Impairment of Long-Lived Assets, including Technology Licenses and Other Intangible Assets

The Company reviews long-lived assets, including technology license agreements and other intangible assets, for impairment whenever events or changes in circumstances indicate that the carrying amounts may not be recoverable. Recoverability of long-lived asset groups to be held and used are measured by a comparison of the carrying amounts to the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset group. If an asset group is considered to be impaired, the impairment loss is measured as the amount by which the carrying amounts of the long-lived assets exceed their fair value. The Company does not have any intangible assets with indefinite useful lives.

Long-lived assets to be disposed of by sale are measured at the lower of their carrying amounts or fair value less cost to sell. Depreciation ceases when such long-lived assets are classified as held-for-sale. Long-lived assets to be abandoned are considered held and used until they are disposed of, which is the point at which they cease to be used.

(p) Asset Retirement Obligations

The Company records asset retirement obligations in accordance with the provisions of SFAS No. 143, “Accounting for Asset Retirement Obligations” which requires recognition of a liability for an asset retirement obligation in the period in which it is incurred at its estimated fair value. Asset retirement obligations consist of the present value of the estimated costs of dismantlement, removal, site reclamation and similar activities associated with the Company’s facilities built on land held under long-term operating leases. The asset retirement obligations are recorded as a liability at the estimated present value as of the asset’s inception discounted using a credit-adjusted risk-free rate. The Company does not provide for a market risk premium associated with asset retirement obligations because a reliable estimate cannot be determined. After initial recognition, the liability is increased for the passage of time, with the increase being reflected as accretion expense in the line item “Other operating expenses, net” in the consolidated statements of operations. The associated asset retirement costs are capitalized as part of the carrying amount of the underlying asset and depreciated over the estimated useful life of the asset. Subsequent adjustments in the estimated amounts, timing and probability of the estimated future costs other than changes resulting from the passage of time are recognized as an increase or decrease in the carrying amount of the liability and the related asset retirement cost capitalized as part of the carrying amount of the related long-lived asset.

(q) Revenue Recognition

The Company derives revenue primarily from fabricating semiconductor wafers and, to a lesser extent, from providing associated subcontracted assembly and test services as well as pre-fabricating services such as masks generation and engineering services. The Company enters into arrangements with customers which typically include some or all of the above deliverables.

When arrangements include multiple deliverables, the Company first determines whether each deliverable meets the separation criteria in Financial Accounting Standards Board (“FASB”) Emerging Issues Task Force (“EITF”) Issue 00-21, “Accounting for Revenue Arrangements with Multiple Deliverables”. In general, a deliverable (or a group of deliverables) meets the separation criteria if the deliverable has standalone value to the customer and if there is objective and reliable evidence of the fair value of the remaining deliverables in the arrangement. Each deliverable that meets the separation criteria is considered a separate “unit of accounting”. The total arrangement consideration is then allocated to each separate unit of accounting based on their relative fair values. Substantially all of the Company’s arrangements for the sale of semiconductor wafers and related services consist of a single unit of accounting.

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

(s) Share-Based Compensation

The Company adopted the provisions of SFAS No. 123(R), “Share-Based Payments” on January 1, 2006. Under SFAS No. 123(R), share-based compensation expense related to employee grants is measured based on the estimated fair value of the award at the grant date and is recognized as expense over the employee’s requisite service period, adjusted for forfeitures. Share-based compensation expense related to non-employees, primarily granted to employees of SMP, is accounted for utilizing the measurement guidance of EITF 96-18 “Accounting for Equity Instruments that are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services”. The Company adopted the provisions of SFAS No. 123(R) using the modified prospective application. Under the modified prospective application, prior periods are not revised for comparative purposes. The provisions of SFAS No. 123(R) apply to new awards issued on or after the effective date (“new awards”), unvested awards that are outstanding on the effective date, and to subsequent modification or cancellation of awards. Share-based compensation expense for new awards granted to employees is recognized on a straight-line basis over the vesting period for the entire award. Share-based compensation expense for unvested awards that are outstanding on the effective date and awards for non-employees continues to be recognized in accordance with FASB Interpretation No. 28 (“FIN 28”), “Accounting for Stock Appreciation Rights and Other Variable Stock Option Award Plans”.

Share-based compensation expense is calculated based on awards ultimately expected to vest after adjusting for estimated future pre-vesting forfeitures. SFAS No. 123(R) requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent reporting periods if actual forfeitures differ from those estimates.

Share-based compensation expense for the market-based portion of awards granted is measured based on the estimated fair value of the award at the grant date and is recognized as expense over the employee’s requisite service period, adjusted for forfeitures.

Share-based compensation expense for the performance-based portion of awards granted is recorded as compensation expense over the employee’s requisite service period based on management’s estimate of the number of shares that will ultimately be issued. Accordingly, for each reporting period, the Company determines the compensation expense based upon the grant-date fair value, management’s projections of achievement of performance-based conditions over the performance period and the resulting estimate of shares that will ultimately be issued.

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

(u) Deferred Loan Costs

Expenses associated with the issuance of long-term debt are capitalized and amortized over the terms of the respective arrangements using the effective interest rate method.

(v) Operating Leases

Rental on operating leases, including the effects of scheduled rent increases, lease incentives and rent holidays, are charged to expense on a straight-line basis over the term of the lease. Contingent rentals are charged to expense when they are incurred.

(w) Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the carrying amounts of existing assets and liabilities in the financial statements and their respective tax bases, and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is recognized if it is more likely than not that a portion or all of the deferred tax assets will not be realized, based on the scheduled reversal of existing deferred tax liabilities, tax planning strategies, taxable income in carryback years and the Company’s expectations of taxable income in future years.

The Company adopted FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes — An Interpretation of FASB Statement No. 109”, or FIN 48 on January 1, 2007. FIN 48 clarifies the accounting for uncertainty in income taxes recognized in financial statements in accordance with FASB Statement No. 109, “Accounting for Income Taxes”. FIN 48 prescribes a recognition threshold and measurement attributes for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Only tax positions that meet the more-likely-than-not recognition threshold at the effective date may be recognized or continue to be recognized upon adoption of FIN 48. The Company’s accounting policy is to treat interest and penalties as a component of income taxes.

CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — in US Dollars
In thousands (except per share data)
(x) Net Earnings (Loss) Per Ordinary Share

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

The following table reconciles net income (loss) and ordinary shares outstanding used in the computation of basic and diluted net earnings (loss) per ordinary share for 2006, 2007 and 2008:

	2006		2007		2008
	Basic	Diluted	Basic	Diluted	Basic	Diluted

Net income (loss) available to ordinary shareholders	$57,548	57,548	$92,025	92,025	$(102,621)	(102,621)
Accretion to redemption value of convertible redeemable preference shares	—	—	—	9,663	—	—

Net income (loss) available for per-share / ADS computation	$57,548	57,548	$92,025	101,688	$(102,621)	(102,621)

Per-share computation:
Weighted-average number of ordinary shares outstanding	2,528,056	2,528,056	2,538,357	2,538,357	2,541,435	2,541,435
Dilutive effect of potential ordinary shares issuable from share-based awards	—	6,009	—	5,116	—	—
Dilutive effect of potential ordinary shares issuable from conversion of convertible redeemable preference shares	—	—	—	325,144	—	—

Weighted-average number of ordinary shares outstanding for per-share computation	2,528,056	2,534,065	2,538,357	2,868,617	2,541,435	2,541,435

Per-ADS computation:
Weighted-average number of ordinary shares outstanding	252,806	252,806	253,836	253,836	254,144	254,144
Dilutive effect of potential ordinary shares issuable from share-based awards	—	601	—	512	—	—
Dilutive effect of potential ordinary shares issuable from conversion of convertible redeemable preference shares	—	—	—	32,514	—	—

Weighted-average number of ordinary shares outstanding for per-ADS computation	252,806	253,407	253,836	286,862	254,144	254,144

Net earnings (loss) per ordinary share	$0.02	0.02	$0.04	0.04	$(0.04)	(0.04)

Net earnings (loss) per ADS	$0.23	0.23	$0.36	0.35	$(0.40)	(0.40)

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
In thousands (except per share data)
The Company excluded certain potentially dilutive securities for each financial year presented from its diluted net earnings (loss) per ordinary share computation because:
i.	The exercise price or conversion price of the securities exceeded the average fair value of the Company’s share price; or

ii.	The total assumed proceeds under the treasury stock method resulted in negative incremental shares; or

iii.	The accretion to redemption value of convertible securities per ordinary share obtainable on conversion was higher than the basic net earnings per ordinary share, as adjusted for the effect of any potentially dilutive securities which were more dilutive than the convertible securities; or

iv.	The conditions for the vesting of the performance share units were not expected to be met; or

v.	The Company had net losses.
A summary of the excluded potentially dilutive securities is as follow:

	December 31,
	2006	2007	2008

Convertible redeemable preference shares	325,144	—	325,144
Call options with Goldman Sachs International (“GS”)	214,800	214,800	214,800
Employee share options	96,479	94,086	105,478
Restricted share units	—	—	11,328
Performance share units	—	2,316	4,719
The conversion price of the convertible redeemable preference shares is $0.8719 per share. The call options with Goldman Sachs International (“GS”) have a per share exercise price of S$1.600 as of December 31, 2006 and a per share exercise price of US$1.408 as of December 31, 2007 and 2008. The weighted-average exercise prices of employee share options outstanding were $1.89, $1.82 and $1.81 as of December 31, 2006, 2007 and 2008, respectively.

2.	Acquisition of Hitachi Semiconductor Singapore Pte Ltd
On March 31, 2008, the Company completed the acquisition of 100% of the shares in Hitachi Semiconductor Singapore Pte Ltd from Hitachi, Ltd. and Hitachi Asia Ltd., for a total consideration of $241,125 which consisted of cash and direct costs of the acquisition. In June 2008, the closing working capital price adjustment was finalized as provided for in the purchase agreement, resulting in a revised purchase consideration of $243,595. Upon the completion of the acquisition, Hitachi Semiconductor Singapore Pte Ltd was renamed Chartered Semiconductor Manufacturing (Tampines) Pte. Ltd. (“CST” or “Fab 3E”). Fab 3E owns and operates an eight-inch wafer fabrication facility located in Singapore. This additional facility is expected to augment the capacity of the four eight-inch fabs the Company currently operates. This transaction also includes a manufacturing agreement with Renesas Technology Corp. (“Renesas”), an existing customer of Fab 3E, to provide future wafer fabrication services.
The acquisition of Fab 3E was accounted for using the purchase method in accordance with SFAS No. 141, “Business Combinations”. The assets and liabilities of Fab 3E were recorded as of the acquisition date, at their respective fair values. The purchase price allocation is based on the estimated fair value of assets acquired and liabilities assumed. The preparation of the valuation required the use of significant assumptions and estimates. These estimates were based on assumptions that the Company believes to be reasonable. The purchase price allocation was finalized as of December 31, 2008. The table shown below reflects the final purchase price allocation:

CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — in US Dollars
In thousands (except per share data)

Fair Values

Current assets	$41,459
Property, plant and equipment	243,724
Identifiable intangible assets	7,600
Other assets	28

Total assets acquired	292,811

Current liabilities	$30,337
Deferred income taxes	11,232
Other liabilities	7,647

Total liabilities assumed	49,216

Net assets acquired	$243,595
Cash acquired	6,523

Purchase price, net of cash acquired	$237,072

The following were the identifiable intangible assets acquired and their respective useful lives:

	Amount	Useful lives (years)

Manufacturing agreement	$2,300	3
Manufacturing and process intellectual property	5,300	6

Total identifiable intangible assets (weighted-average)	$7,600	5

The manufacturing agreement is amortized based upon the pattern in which the economic benefit of the agreement is expected to be utilized while the manufacturing and process intellectual property is amortized on a straight-line basis.

Supplemental pro forma financial information is presented below as if the acquisition of Fab 3E occurred as of the beginning of each period presented. The pro forma information presented below does not purport to present what the actual results would have been had the acquisition in fact occurred at the beginning of the respective period presented, nor does the information project results for any future period.

	Twelve months ended
	December 31,
	2007	2008

Pro forma net revenue	$1,548,985	$1,705,464
Pro forma net income (loss)	$121,967	$(86,435)
Pro forma net income (loss) available to ordinary shareholders	$112,304	$(96,477)
Pro forma basic net earnings (loss) per ordinary share	$0.04	$(0.04)
Pro forma diluted net earnings (loss) per ordinary share	$0.04	$(0.04)
Pro forma basic net earnings (loss) per ADS	$0.44	$(0.38)
Pro forma diluted net earnings (loss) per ADS	$0.43	$(0.38)

CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — in US Dollars
In thousands (except per share data)
Combined results for the Company and Fab 3E were adjusted for the following in order to present the pro forma results in the table above:
•	Adjustment to revenue to reflect the lower selling prices under the manufacturing agreement entered into with Renesas in connection with the acquisition;

•	Reversal of interest expense relating to a loan from a company related to Hitachi, Ltd., that was recapitalized as Fab 3E shares in connection with the acquisition;

•	Amortization charges relating to intangible assets acquired;

•	Increase in depreciation charges based on the assigned fair values of property, plant and equipment acquired;

•	Adjustments made to reflect the historical financial statements of Fab 3E in accordance with U.S. GAAP. Prior to the acquisition by the Company, the financial statements of Fab 3E were prepared in accordance with Singapore Financial Reporting Standards;

•	Adjustment to foreign currency translation due to the change in functional currency from the Singapore dollar to the U.S. dollar; and

•	Income tax expense not recognizable post acquisition.
The results of Fab 3E’s operations from April 1, 2008 have been included in the Company’s consolidated statement of operations for 2008.

3.	Related Parties
(a) Temasek and affiliates

The Company is a majority-owned subsidiary of ST Semiconductors, which is a wholly-owned subsidiary of Temasek. Temasek’s sole shareholder is the Minister for Finance (Incorporated) of Singapore and it is an Asia Investment company with investments in a range of industries, which include telecommunications and media, financial services, property, transportation and logistics, energy and resources, infrastructure, engineering and technology, as well as pharmaceuticals and biosciences. The Company transacts business in the normal course of its operations with Temasek and its affiliates as well as with other companies and entities that are partially- or wholly-owned or controlled by the Government of Singapore. These include long-term operating leases from the Jurong Town Corporation (“JTC”), a statutory board established by the Government of Singapore to develop and manage industrial estates in Singapore, as well as Ascendas Land (Singapore) Pte Ltd (“Ascendas”), a private company wholly-owned by JTC.

The Company had the following significant transactions with Temasek and its affiliates:

	2006	2007	2008

Affiliates of Temasek
Services purchased from STATS ChipPAC	$10,625	$9,229	$7,165
Property, plant and equipment purchased	1,762	2,493	1,172
Services purchased	531	492	1,269
Sub-lease and lease rental billed for leasehold land from JTC	3,170	2,684	3,887
Rental billed for leasehold land from Ascendas	108	—	—

CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — in US Dollars
In thousands (except per share data)
Included in payables to related parties are amounts due to affiliates of Temasek:

	December 31,
	2007	2008

Amounts due to affiliates of Temasek	$3,174	$2,094
These were no amounts due from affliates of Temasek as of December 31, 2007 and 2008.

The balances with affiliates of Temasek are unsecured, interest-free and repayable within 12 months.

The fabrication facilities of the Company are built on land held under long-term operating leases from JTC and Ascendas. Fab 1 was built on land leased by the Company from Ascendas. Following the cessation of Fab 1 operations in March 2004, the Company classified its leasehold interest in Fab 1 as held for sale. The sale was completed in January 2006.

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

Fab 3E occupies land leased from JTC. The lease runs until 2026 with an option, subject to certain conditions, to extend for an additional 30 years.

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

Rental expense for land leased from related parties for the years ended December 31, 2006, 2007 and 2008 was $2,768, $3,476 and $4,453, respectively. Contingent rental included in rental expense for land leased from related parties for the years ended December 31, 2006, 2007 and 2008 was $955, $1,059 and $1,929 respectively.

Minimum future rental payments on non-cancellable operating leases of land from the above related parties as of December 31, 2008 are as follows:

Payable in year ending December 31,
2009	$4,315
2010	4,500
2011	4,704
2012	4,925
2013	5,166
Thereafter	79,918

$103,528

CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — in US Dollars
In thousands (except per share data)
(b) SMP

The Company has a 49% ownership interest in SMP that is accounted for using the equity method. SMP’s net operating results are not shared between the Company and SMP’s majority shareholder, LSI, in the same ratio as the equity holding. Instead, each party is entitled to the gross profits from sales to the customers that it directs to SMP after deducting its share of the overhead costs of SMP. Accordingly, the equity in income (loss) of SMP and the share of retained post-formation gain (loss) that is included in the Company’s consolidated statements of operations and consolidated balance sheets are different from the amounts that would be obtained by applying a 49% ownership percentage. The difference in the equity income of SMP recorded as compared to a 49% ratio is an increase of $18,380, $17,441 and $13,374 for the years ended December 31, 2006, 2007 and 2008. The share of retained post-formation results recorded was a surplus of $49,557 as compared to a surplus of $51,780 using the 49% ratio and a surplus recorded of $75,780 as compared to a surplus of $64,629 using the 49% ratio as of December 31, 2007 and 2008, respectively.

Singapore law allows dividends to be paid only out of profits of a company. The Company and LSI have agreed that dividends will be paid out of the profits of SMP determined on a year-to-year basis rather than a cumulative basis.

The Company and LSI have entered into an assured supply and demand agreement with SMP under which the intention was to ensure that all of the fixed costs of SMP are recovered by allocating all of its wafer capacity to the Company and LSI in accordance with the respective parties’ equity interest in SMP and each party will bear the fixed costs attributable to its allocated capacity. These billings, if any, do not change the equity in income (loss) of SMP that the Company recognizes in its consolidated statements of operations. No amounts were payable by the Company under this agreement for 2006, 2007 and 2008, respectively.

In 2004, the Company and LSI entered into an agreement pursuant to which the Company and LSI agreed to annually reimburse any losses suffered by SMP that are attributable to the respective parties. SMP did not suffer any loss that was attributable to the Company in 2006, 2007 and 2008 and accordingly no reimbursements were payable by the Company to SMP under this agreement for these years.

The Company purchased $75, $47 and $60 of processed wafers from SMP for the years ended December 31, 2006, 2007 and 2008, respectively.

Certain management and corporate support functions, including accounting, financial, sales and marketing, are shared by Chartered and SMP. Chartered allocates a portion of the shared costs to SMP, which is recorded as a reduction of the related expenses. Such charges to SMP amounted to $9,480, $9,482 and $9,988 for the years ended December 31, 2006, 2007 and 2008, respectively.

The Company sold property, plant and equipment at net book value, which approximates fair value, of $9,237 to SMP during 2008. There were no such transactions with SMP during 2006 and 2007.

SMP leases its fabrication facility from the Company under a long-term lease agreement that expires in 2018. The rental income from SMP for the years ended December 31, 2006, 2007 and 2008 was $15,958, $16,810 and $7,695, respectively.

Included in receivables from related parties and payables to related parties are amounts due from or to SMP:

	December 31,
	2007	2008

Amounts due from SMP	$10,193	$12,175
Amounts due to SMP	$1,341	$1,140
The balances with SMP are unsecured, interest-free and repayable within 12 months.

CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — in US Dollars
In thousands (except per share data)

Investment in SMP	December 31,
	2007	2008

Cost (net of return of capital)	$80,936	$80,936
Share of retained post-formation gains	49,557	75,780
Dividends received	(101,240)	(135,397)

	$29,253	$21,319

In October 2005, SMP reorganized its paid-up share capital and authorized a return of a portion to its shareholders in the form of cash, the Company’s entitlement being $20,424, in a capital reduction sanctioned by the High Court of Singapore. In 2005, the Company received $17,300 arising from the return of capital approved in 2005. In October 2006, the board of directors of SMP approved a second capital reduction which was subsequently approved by the High Court of Singapore and filed with the Accounting and Corporate Regulatory Authority of Singapore in November 2006. The Company’s entitlement arising from the second return of capital from SMP was $19,061. In 2006, the Company received an additional $16,913 arising from both the first and the second return of capital from SMP. In 2007, the Company received $7,350 arising from the second return of capital from SMP. As of December 31, 2007, the Company had received in full its entitlement arising from both the first and second return of capital from SMP.
Shown below is summarized financial information for SMP:

	December 31,
	2007	2008
Current assets	$65,343	$48,079
Property, plant and equipment	18,436	20,369
Other assets	669	316
Current liabilities	(30,390)	(22,489)
Other liabilities	(6)	(157)

Shareholders’ equity	$54,052	$46,118

	2006	2007	2008
Net revenue	$197,932	$175,174	$144,663
Gross profit	38,010	34,507	29,694
Net income	36,040	34,198	26,223
(c) Gateway Silicon Inc.

The Company has a 26.7% ownership interest in Gateway Silicon Inc. (“GSI”) that is accounted for using the equity method. The remaining 73.3% interest in GSI is held by Macronix International Co., Ltd. (“Macronix”).

GSI is a Taiwan-based firm specializing in Application-Specific Integrated Circuit (“ASIC”)/System-on-chip (“SOC”) design services and intellectual property development and integration. The Company commenced equity accounting for GSI in March 2007. GSI’s net operating results are shared between the Company and GSI’s majority shareholder, Macronix, in the same ratio as the equity holdings.

CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — in US Dollars
In thousands (except per share data)
The Company purchased $97 and $124 of design services from GSI and sold $94 and $443 of processed wafers to GSI for the years ended December 31, 2007 and 2008, respectively.

Included in receivables from related parties and payables to related parties are amounts due from or to GSI:

	December 31,
	2007	2008

Amounts due from GSI	$—	$19
Amounts due to GSI	$97	$—
The balances with GSI are unsecured, interest-free and repayable within 12 months.

The Company recorded an other-than-temporary impairment loss of $411 on its investment in GSI for the year ended December 31, 2008. As of December 31, 2007 and 2008, the carrying value of the Company’s investment in GSI amounted to $859 and $Nil respectively.

(d) Socle Technology Corp.

The Company has a 36.8% ownership interest in Socle Technology Corp. (“Socle”) that is accounted for using the equity method.

Socle is a Taiwan-based firm specializing in SOC design services and embedded platforms that reduce integrated circuit development time. The Company commenced equity accounting for Socle in June 2008. Socle’s net operating results are shared between the Company and other shareholders in the same ratio as the equity holdings.

The Company purchased $235 of design services from Socle and sold $127 of processed wafers to Socle for the year ended December 31, 2008.

Included in receivables from related parties as of December 31, 2008 are amounts due from Socle of $31. There were no amounts due to Socle as of December 31, 2008. The balances with Socle are unsecured, interest-free and repayable within 12 months.

As of December 31, 2008, the carrying value of the Company’s investment in Socle amounted to $7,605.

4.	Cash and Cash Equivalents and Restricted Cash

	December 31,
	2007	2008

Cash at banks and cash on hand	$46,180	$31,217
Money market funds	12,292	—
Short-term deposits with banks	684,701	493,284

Cash and cash equivalents	$743,173	$524,501

Restricted cash	$45,092	$69,560

Under the terms of the EXIM Guaranteed Loan agreement which is described in Note 16, the Company is required to maintain on deposit with the lender a compensating balance, restricted as to use, equal to the amount of principal, interest and commitment fees payable at the next repayment date. The restricted cash is invested in interest-bearing money-market funds and interest-bearing bank deposits as of December 31, 2007 and 2008, respectively.

CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — in US Dollars
In thousands (except per share data)

5.	Marketable Securities
At December 31, 2007

	Cost	Unrealized Gains	Unrealized (Losses)	Fair Value

Current
Available-for-sale securities:
Equity securities	$2,526	$296	$—	$2,822

At December 31, 2008

	Cost	Unrealized Gains	Unrealized (Losses)	Fair Value

Current
Available-for-sale securities:
Equity securities	$1,238	$—	$(288)	$950

Proceeds from sale of available-for-sale securities were $5,990 and gross realized gains from sale of available-for-sale securities were $348 in 2006. The Company realized losses amounting to $835 and $1,287 as a result of other-than-temporary impairment assessments in 2007 and 2008, respectively.

The following table shows the fair value and gross unrealized gains and (losses) recorded in accumulated other comprehensive income (loss) related to the Company’s available-for-sale equity securities, aggregated by the length of time the securities have been in a continuous unrealized gain and (loss) position.

At December 31, 2007	Less than 12 months		Total
	Fair Value	Unrealized Gains	Fair Value	Unrealized Gains

Available-for-sale securities:
Equity securities	$2,822	$296	$2,822	$296

At December 31, 2008	Less than 12 months		Total
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses

Available-for-sale securities:
Equity securities	$950	$(288)	$950	$(288)

The Company’s investments in available-for-sale equity securities consist of investments in the common stock of two companies in the semiconductor industry. The fair value of the investments is based on quoted market prices in active markets at the balance sheet date.

As of December 31, 2007, one of the investments was in an unrealized gain position while the other was written down to its fair value as a result of an other-than temporary impairment assessment.

As of December 31, 2008, one of the investments was in an unrealized gain position while the other was in an unrealized loss position and based on the Company’s evaluation, this investment in an unrealized loss position was not considered to be other-than-temporarily impaired.

As of December 31, 2007 and 2008, none of the investments were in continuous unrealized loss positions for a period greater than twelve months.

CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — in US Dollars
In thousands (except per share data)

6.	Receivables, net

	December 31,
	2007	2008

Trade receivables	$173,959	$178,612
Allowance for doubtful accounts	—	—
Allowance for sales credits and returns	(3,280)	(2,451)

Trade receivables, net of allowances	170,679	176,161
Receivables from related parties	10,193	12,225
Other receivables	56,440	36,042

	$237,312	$224,428

Movement in the allowance for doubtful accounts is as follows:

	2007	2008

Beginning	$1,149	$—
Utilized during the year	(926)	—
Charge for the year	330	—
Reversal of specific allowances	(553)	—

Ending	$—	$—

Movement in the allowance for sales credits and returns is as follows:

	2007	2008

Beginning	$6,827	$3,280
Utilized during the year	(8,087)	(6,825)
Charge for the year	4,540	5,996

Ending	$3,280	$2,451

As of December 31, 2008, other receivables included an amount of $11,537 arising from the Company’s acceptance of a licensing fee in connection with a technology arrangement by one of the Company’s technology partners which was concluded during 2008. This amount represents the present value of $12,000, which the Company will receive as an offset against future payments due under a related technology agreement, and is not contingent upon any future performance requirements.

7.	Inventories

	December 31,
	2007	2008

Raw materials	$14,149	$12,509
Work-in-progress	194,255	169,002
Consumable supplies and spares	5,120	7,987

	$213,524	$189,498

CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — in US Dollars
In thousands (except per share data)

8.	Other Investments
The Company has an investment in a private enhanced cash fund (“Fund”), which is managed by an external financial institution and consists primarily of corporate debt, mortgage-backed securities and asset-backed securities. Due to the nature of the securities that the Fund invests in, the Fund’s underlying securities have been exposed to adverse market conditions that have affected the value of the collateral and the liquidity of the Fund. As a result, in December 2007, the investment manager of the Fund halted demand redemptions and announced its intention to liquidate the Fund. The investment in the Fund which was classified as a cash equivalent since the time of placement in 2003, was reclassified to ‘Other investments’ as of December 31, 2007.

The Company received cash proceeds of $8,837 and $64,223 in redemptions from the Fund in 2007 and 2008 respectively, resulting in realized loss of $106 and $865 on the redemptions for the years ended December 31, 2007 and 2008, respectively. The Company recorded an other-than-temporary impairment loss of $1,140 and $4,568 for the years ended December 31, 2007 and 2008, respectively. As of December 31, 2007 and 2008, the fair value of the Company’s pro-rata share of investment in the Fund was $89,290 and $19,634 respectively.

9.	Technology Licenses, and Other Intangible Assets, net

			Weighted-average
			amortization
			period (years)
	December 31,		December 31,
	2007	2008	2007	2008

Technology licenses and other intangible assets, at cost	$186,851	$207,523	6	6
Accumulated amortization	(124,152)	(159,345)

Technology licenses and other intangible assets, net	$62,699	$48,178

Amortization amounted to $30,877, $31,100 and $35,193 for 2006, 2007 and 2008, respectively. Estimated amortization for future periods is as follows:

2009	$20,286
2010	12,083
2011	6,804
2012	5,769
2013	2,821
Thereafter	415

$48,178

10.	Property, Plant and Equipment, net

	December 31,
	2007	2008

Cost

Buildings	$264,846	$283,560
Mechanical and electrical installations	643,006	758,159
Equipment and machinery	4,514,325	5,231,212
Office and computer equipment	192,884	220,235
Assets under installation and construction	745,126	763,110

Total cost	$6,360,187	$7,256,276

Accumulated depreciation and amortization	$3,896,398	$4,410,608

Property, plant and equipment, net	$2,463,789	$2,845,668

CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — in US Dollars
In thousands (except per share data)
Depreciation expense amounted to $472,282, $465,267 and $531,219 for the years ended December 31, 2006, 2007 and 2008, respectively. The Company recorded grants amounting to $139, $2,988 and $3,056 as reduction of depreciation expense for the years ended December 31, 2006, 2007, and 2008, respectively.

Capitalized interest relating to property, plant and equipment amounted to $12,062, $34,818 and $29,158 in the years ended December 31, 2006, 2007 and 2008, respectively.

For assets under capital leases, total cost was $78,460 and $80,287 at December 31, 2007 and 2008, respectively and accumulated amortization was $12,993 and $18,779 at December 31, 2007 and 2008, respectively. Amortization of assets under capital leases, included in depreciation expense, was $4,614, $5,493 and $5,786 for the years ended December 31, 2006, 2007 and 2008, respectively.

11.	Other Non-current Assets
As of December 31, 2007 and 2008, the Company had a refundable deposit placed with a vendor of $10,006 and $9,522 respectively to secure wafer capacity. The deposit is refundable according to the utilization of such allocated capacity or at the end of the agreed period of such allocated capacity. The deposit is initially recorded at the net present value of payments due pursuant to its contractual terms. The related discount, which is offset by an equal amount of deferred expense, is amortized to interest income using the effective interest rate method. Deferred expense is amortized to cost of revenue over the length of the contract using the straight-line method. The deposit is classified based on maturity, except that the amounts are considered current if it is probable that the deposits will be refunded within the next 12 months.

As of December 31, 2008, other non-current assets also included a lease receivable of $8,849 relating to a direct financing lease arrangement with a customer for equipment that was purchased by the Company from the customer for the production of an agreed number of wafers for the customer over a ten-year period. The lease receivable was initially recorded based on the gross investment on the equipment at the inception of the arrangement, and is reduced over the term of the arrangement based on the usage of the equipment, which is dependent on the number of wafers shipped. Subsequent recognition of interest income is based on the difference between the gross investment on the equipment and the number of wafers shipped. The lease receivable amount is considered non-current as the agreed number of wafers to be shipped is not expected to be completed within the next 12 months. As of December 31, 2008, the Company recorded $4,663 and $4,663 in “Payables” and “Other non-current liabilities”, respectively representing payable on the gross investment on the equipment to the customer.

12.	Payables

	December 31,
	2007	2008

Trade and accrued purchases	$116,459	$118,398
Purchases of property, plant and equipment	91,644	189,632
Payables to related parties	4,515	3,234

	$212,618	$311,264

13.	Other Current Liabilities

	December 31,
	2007	2008

Accrued employee-related expenses and bonuses	$31,101	$21,682
Customer capacity guarantee deposits	5,992	384
Accrued interest	31,731	32,055
Customer prepayment	16,844	9,456
Other accrued expenses	4,942	3,967
Other current liabilities	18,561	34,609

	$109,171	$102,153

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

As of December 31, 2008, other current liabilities included accrued expenses relating to equipment and machinery for supply of gases under construction by a vendor.

14.	Income Taxes
The Company has been granted pioneer status under the Economic Expansion Incentives (Relief from Income Tax) Act (Chapter 86) (“EEIA”) of Singapore for:
•	the wafer fabrication of advanced semiconductor devices at Fab 3E for a ten-year period beginning April 1, 1999; and

•	the wafer fabrication of ASICs and other advanced semiconductor devices at Fab 6 for a ten-year period beginning September 1, 2003.
Under the EEIA, the Company has also been granted:
•	post-pioneer status for the manufacture of integrated circuits using submicron technology at Fab 2 for a five-year period beginning July 1, 2006;

•	development and expansion status for the wafer fabrication of advanced semiconductor devices at Fab 3E for a five-year period beginning April 1, 2009; and

•	development and expansion status for the wafer fabrication of ASICs and other advanced semiconductor devices at Fab 6 for a five-year period beginning September 1, 2013.
During the period in which pioneer status is effective, subject to compliance with certain conditions, income arising from the pioneer trade is exempt from Singapore income tax. During the period in which post-pioneer status or development and expansion status is effective, subject to compliance with certain conditions, income arising from the incentive activities is taxed at a concessionary rate of 10%. Based on these tax incentives, income tax is assessed at the individual fab level. Income arising from activities not covered under any of the abovementioned incentives (hereinafter referred to as non-qualifying income) is taxed at the prevailing Singapore corporate tax rate, which was 20% for the year ended December 31, 2006 and 18% for the years ended December 31, 2007 and 2008. The reduction in corporate tax rate from 20% to 18% for the year of assessment 2008 and onwards was enacted in 2007. In 2008, there is a newly enacted Singapore tax law, which allows a further deduction of up to 50% of qualifying research and development expenses incurred on qualifying research and development activities conducted in Singapore. The effect of this enactment on research and development expenses did not have a significant impact on the Company’s consolidated statement of operations for the year ended December 31, 2008. The effects of the change in corporate tax rate and the enactment of the new tax law on enhanced deduction of research and development expenses have been recognized in the Company’s consolidated statements of operations for the years ended December 31, 2007 and 2008, respectively.

CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — in US Dollars
In thousands (except per share data)
The Company was previously granted pioneer status for:
•	the manufacture of integrated circuits using submicron technology at Fab 3 for a ten-year period beginning July 1, 1999; and

•	the wafer fabrication of integrated circuits at Fab 7 for a fifteen-year period beginning October 1, 2005.
During the respective pioneer periods of Fab 3 and Fab 7, both fabs had accumulated substantial wear and tear allowances on plant and machinery which the fabs were unable to fully utilize against income from activities covered under the pioneer status. The fabs also had pre-pioneer tax losses, which under the pioneer status, were not allowed for carry forward. As such, the Company applied to revoke the pioneer status of Fab 3 and Fab 7 in 2007 and 2008 respectively.

The application for revocation for Fab 3 was approved on retroactive basis in September 2007 and the Company recorded an income tax benefit of $119,451 in 2007. This tax benefit was available to offset taxes paid or incurred by the Company in 2006 and before. Accordingly, the Company recorded $35,506 and $63,171 in “Receivables, net” and “Other non-current assets”, respectively as of December 31, 2007. The balance of the income tax benefit, after offsetting taxes paid or incurred by the Company in prior years, was used to offset income tax expense for the year ended December 31, 2007. In 2008, the Company received all the amounts recorded under “Receivables, net” and “Other non-current assets” as of December 31, 2007.

Fab 7’s application for revocation was approved on a retroactive basis in June 2008 and upon receiving the approval, the Company recorded net income tax benefit of $48,684 arising mainly from additional deferred tax assets on the higher wear and tear allowances and tax losses that have become available to be carried forward for use in future years. This tax benefit is available to offset taxes paid or incurred by the Company in prior years. Relating to this, the Company expects to receive a refund of taxes of approximately $5,107 previously paid on non-qualifying income for 2007 and this amount was recorded in “Other non-current assets” as of December 31, 2008.

In June 2008, the Company was granted an investment allowance, for Fab 3 and Fab 7. Under this tax incentive, the Company was granted an allowance based on an approved percentage of its qualifying fixed capital expenditure incurred over a 5-year period with effect from January 1, 2008, subject to compliance with certain conditions such as a minimum level of investment of fixed capital expenditure during the qualifying period. This allowance was given in addition to the normal wear and tear allowances. As of December 31, 2008, the Company has unabsorbed investment allowances of $220,880, which can be carried forward indefinitely, subject to compliance with certain conditions.

Under Singapore tax law, loss carryforwards and wear and tear allowances are deductible to the extent of income before loss carryforwards and wear and tear allowances. Unabsorbed tax losses and wear and tear allowances can be carried forward indefinitely to set off against income in future tax years, subject to compliance with certain conditions. As of December 31, 2007 and 2008, the Company has unabsorbed wear and tear allowances of approximately $1,355,977 and $1,484,204, respectively. As of December 31, 2007 and 2008, the Company has loss carryforwards of $Nil and $85,399 respectively.

Income (loss) before income tax consists of the following:

	2006	2007	2008

Singapore	$89,294	$8,950	$(98,343)
Foreign	1,654	1,305	1,305

Total	$90,948	$10,255	$(97,038)

CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — in US Dollars
In thousands (except per share data)
Income tax expense (benefit) consists of the following:

		2006	2007	2008

Current tax expense (benefit)	— Singapore	$22,011	$(86,455)	$(12,028)
	— Foreign	573	472	449

Deferred tax expense (benefit)	— Singapore	1,502	(5,233)	7,407
	— Foreign	(162)	(217)	(287)

		$23,924	$(91,433)	$(4,459)

A reconciliation of the expected tax expense (benefit) computed by applying the Singapore statutory tax rate of 20% for 2006 and 18% for 2007 and 2008 to income (loss) before income tax to income tax expense (benefit) is as follows:

	2006	2007	2008

Income tax expense (benefit) computed at the Singapore statutory tax rate	$18,190	$1,846	$(17,467)
Non-deductible research and development expenses	16,726	16,277	18,843
Other non-deductible expenses	7,137	7,290	3,160
Investment allowances	—	—	(39,758)
Effect of revocation of a tax incentive	—	(119,451)	(48,684)
Effect of valuation allowance on net deferred tax assets	—	—	98,656
Effect of pioneer status, including losses and allowances not recognized as deferred tax benefit	(4,556)	12,470	(1,041)
Effect of post-pioneer status	(6,833)	(8,302)	(7,253)
Non-taxable income from equity investments	(7,208)	(6,091)	(4,679)
Impact from change in enacted tax rates	—	2,973	—
Impact from change in newly enacted tax law on enhanced deduction of research and development expenses	—	—	(3,433)
Effect of change in liability for unrecognized tax benefits	—	(317)	(1,893)
Effect of prior years’ adjustments on deferred tax benefit	—	1,532	(775)
Others, net	468	340	(135)

Income tax expense (benefit)	$23,924	$(91,433)	$(4,459)

The pioneer status had the effect of increasing (decreasing) basic and diluted net earnings (loss) per ordinary share by $0.00, $(0.00) and $0.00, and basic and diluted net earnings (loss) per ADS by $0.02, $(0.04) and $0.00 for the years ended December 31, 2006, 2007 and 2008, respectively.

The post-pioneer status had the effect of increasing basic and diluted net earnings per ordinary share by $0.00, $0.00 and $0.00 and basic and diluted net earnings per ADS by $0.03, $0.03 and $0.03, for the years ended December 31, 2006, 2007 and 2008, respectively.

CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — in US Dollars
In thousands (except per share data)
Deferred tax assets and deferred tax liabilities are non-current and mainly relate to Singapore.

	December 31,
	2007	2008

Deferred tax liabilities
Property, plant and equipment	$(1,705)	$(74,357)
Intangible assets	(1,329)	(9,039)
Unremitted offshore income	(685)	(505)

Total gross deferred tax liabilities	$(3,719)	$(83,901)

Deferred tax assets
Allowances and tax loss carryforwards	$175,586	$321,878
Property, plant and equipment	1,921	2,876
Other accrued expenses	13,790	23,886

Total gross deferred tax assets	191,297	348,640
Valuation allowance	(173,683)	(269,196)

	$17,614	$79,444

Net deferred tax assets (liabilities)	$13,895	$(4,457)

The classification of net deferred tax assets (liabilities) in the Company’s consolidated balance sheets is as follows:

	December 31,
	2007	2008

Other non-current assets	$13,895	$5,507
Other non-current liabilities	$—	$(9,964)
Based on the historical level of taxable income, management has concluded that it is more likely than not that sufficient future taxable income will not be available during the periods in which certain deferred tax assets will reverse. As a result of the assessment, a valuation allowance of $173,683 and $269,196 for the deferred tax assets is recorded as of December 31, 2007 and 2008, respectively. The Company expects to continue to maintain the valuation allowance on these future tax benefits until there is sufficient evidence to support the reversal of the valuation allowance based upon current and preceding years’ results of operations and anticipated future taxable income levels.

The net change in the valuation allowance during the year ended December 31, 2007 was a decrease of $100,131 mainly due to the adjustment arising from a substantial reduction in Fab 3’s deductible temporary differences. Based on the Company’s historical records of taxable income, the Company assessed that it would have sufficient taxable income to fully utilize these deductible temporary differences. The net change in the valuation allowance during the year ended December 31, 2008 was an increase of $95,513 mainly due to valuation allowance being provided on the additional deferred tax assets for deductible temporary differences arising from investment allowances and the revocation of Fab 7’s pioneer status.

The adoption of FIN 48 on January 1, 2007 did not have an impact on the accumulated deficit as of January 1, 2007 as the Company had previously recorded the full amount of the unrecognized tax benefits as income tax payable. As of December 31, 2007 and 2008, the balance was classified as “Other non-current liabilities” under FIN 48 because the Company does not anticipate payment within the next 12 months.

CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — in US Dollars
In thousands (except per share data)
A reconciliation of the liability for unrecognized tax benefits is as follows:

	December 31
	2007	2008

Balance as at January 1	$6,307	$5,990
Gross decrease as a result of tax positions taken during prior years	(1,482)	(4,327)
Gross increase as a result of tax positions taken during the current year	1,671	2,488
Effect of foreign currency translation	(506)	(54)

Balance as at December 31	$5,990	$4,097

The total unrecognized tax benefits as of December 31, 2007 of $5,990, if recognized, would affect the company’s effective tax rate. The total unrecognized tax benefits as of December 31, 2008 of $4,097, if recognized, would not affect the Company’s effective tax rate as this amount would be offset by compensating adjustment in deferred tax asset that would be subject to a valuation allowance based on the conditions existing at the reporting date.

The Company does not anticipate any significant changes to the total amounts of unrecognized tax benefits within the next 12 months.

The Company’s accounting policy is to treat interest and penalties as a component of income taxes. However, the tax law in the Company’s primary tax jurisdiction, Singapore, only imposes penalties on tax underpayments relating to tax positions which contravene the provisions of the Singapore income tax legislation. In addition, interest may be imposed for request by taxpayers to extend the time limit for tax payment. As such, as of December 31, 2007 and 2008, the Company has not recognized any interest or penalties in the consolidated statement of operations or in the consolidated balance sheet.

The Company is subject to taxation in Singapore and other foreign tax jurisdictions. A summary of the tax years that remain subject to examination in the Company’s major tax jurisdictions are:

Fiscal years that remain subject to examination as of
Major tax jurisdiction	December 31, 2007	December 31, 2008
Singapore	1997 and forward	2005 and forward

United States of America	2004 and forward	2005 and forward

15.	Short-term debt
Short-term debt consists of:

	December 31,
	2007	2008

Bank of America short-term credit facility	$70,000	$—
Bank of America revolving facility	50,000	—
Sumitomo Mitsui Banking Corporation revolving facility	150,000	—

	$270,000	$—

	Weighted-average
	Interest Rates as of
	December 31,
	2007	2008

Short-term debt obligations at floating rates	5.59%	—

CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — in US Dollars
In thousands (except per share data)
The Bank of America short-term credit facility is an uncommitted facility, for a maximum of $20,000, which was temporarily increased to $70,000 in December 2007 for a three-month period ended March 31, 2008. The facility was fully drawn down as of December 31, 2007, and remained available as of December 31, 2008.

The Bank of America Revolving Loan Facility is for a maximum of $50,000, which was fully drawn down as at December 31, 2007. The availability period is for three years from April 2007.

The Sumitomo Mitsui Banking Corporation Revolving Loan Facility is for a maximum of $150,000, which was fully drawn down as at December 31, 2007. The availability period was for 364 days from July 2, 2007. In July 2008, the Company renewed this facility with availability period ending 364 days from July 1, 2008.

As of December 31, 2008, these short-term debt obligations were fully repaid.

The Company’s loans and available credit facilities contain various financial, shareholding and other restrictive covenants, discussed under Note 16.

16.	Long-term Debt and Obligations under Capital Leases
Long-term debt consists of:

	December 31,
	2007	2008

Floating rate loans:
$653,131 EXIM Guaranteed Loan	$543,501	$459,771
$609,733 EXIM Guaranteed Loan	—	90,463
Société Générale Term Loan	—	119,234
JBIC/SMBC Term Loan (Tranche B)	—	71,841
5.645% JBIC/SMBC Term Loan (Tranche A)	—	71,841
5.75% senior notes due 2010	372,700	373,546
6.00% amortizing bonds due 2010	29,659	20,351
6.25% senior notes due 2013	297,752	298,125
6.375% senior notes due 2015	247,092	247,397
Others	9,633	7,775

	1,500,337	1,760,344
Less: Current installments of long-term debt	(74,163)	(157,512)

Long-term debt, excluding current installments	$1,426,174	$1,602,832

Obligations under capital leases:

	2007	2008

Minimum future lease payments	$123,409	$121,497
Amount representing interest at rates of 2007 and 2008: 5.9% to 7.8%	(45,166)	(41,381)

Present value of minimum future lease payments	78,243	80,116
Less: Current installments	(4,500)	(5,720)

Obligations under capital leases, excluding current installments	$73,743	$74,396

	2007	2008

Current installments of:
Long-term debt	$74,163	$157,512
Obligations under capital leases	4,500	5,720

	$78,663	$163,232

Non-current portion, excluding current installments:
Long-term debt	$1,426,174	$1,602,832
Obligations under capital leases	73,743	74,396

	$1,499,917	$1,677,228

CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — in US Dollars
In thousands (except per share data)

	Weighted-average
	Interest Rates as of
	December 31,
	2007	2008

Debt obligations at floating rates	5.44%	3.25%
Debt obligations at fixed rates	6.08%	6.05%
Obligations under capital leases	7.09%	7.10%
The $653,131 Export-Import Bank of the United States (“EXIM”) Guaranteed Loan is from JPMorgan Chase Bank, N.A. (“JP Morgan”), guaranteed by EXIM, for a maximum of $653,131. The Company has established a debt service reserve account with The Bank of New York (“BNY”) charged in favor of EXIM. The loan may only be used to finance the purchase of equipment from U.S. vendors for the Company’s Fab 7 facility and is drawn down only in accordance with equipment purchases per the Company’s schedule for the construction of phase 1 of the Fab 7 facility. The loan is divided into two tranches, of which the first tranche of $324,277 had been fully drawn down as of December 31, 2006. Principal repayment of the first tranche is payable semi-annually over five years from January 16, 2007. As of December 31, 2008, the Company has drawn down a total of $294,672 from the second tranche. The availability of the remaining amount under the second tranche not drawn down by the Company under this facility expired on August 15, 2008. Principal repayment of the second tranche is payable semi-annually over five years from July 15, 2008. The loan bears interest at LIBOR plus 0.125%. Interest is payable semi-annually.

The $609,733 EXIM Guaranteed Loan is from JP Morgan, guaranteed by EXIM, for a maximum of $609,733. The Company has established a debt service reserve account with The Bank of New York (“BNY”) charged in favor of EXIM. The loan is for the purpose of supporting phase 2 of the Company’s build up of production capacity in Fab 7. It may only be used to finance the purchase of equipment from U.S. vendors for the Company’s Fab 7 facility and may be drawn down only in accordance with equipment purchases per the Company’s schedule for the construction of phase 2 of the Fab 7 facility. This credit facility is divided into two tranches and has an availability period of between three to five years, which commenced in May 2007. As of December 31, 2008, the Company has drawn down a total of $90,463 from the first tranche. Principal repayment of the first tranche is payable semi-annually over five years beginning not later than July 15, 2010. The Company may be required to commence repayment of the loan earlier than the scheduled repayment dates set out in the loan agreement if certain production milestones are achieved as specified under the loan agreement. These production milestones relate to the production capacity and shipment of a certain number of wafers over a given time period as specified in the loan agreement. The loan bears interest at LIBOR plus 0.0695%, payable semi-annually.

The Société Générale Term Loan is a $189,871 term loan facility obtained in January 2008 from Société Générale, with Atradius Dutch State Business NV (“Atradius”) as export credit insurer which covers the loan for commercial and political risks. The Company has established a debt service reserve account with BNY which is charged in favor of Société Générale. The loan is for the purpose of supporting phase 2 of the Company’s build-up of production capacity in Fab 7. This credit facility may only be used to finance the purchase of equipment from ASML Netherlands B.V, a European vendor, for the Company’s Fab 7 facility as well as to finance the premium payable by the Company in respect of the insurance provided by Atradius, and may be drawn down only in accordance with the equipment purchases per the Company’s schedule for the construction of phase 2 of the Fab 7 facility. The facility is divided into two tranches and is repayable over a period of five years on a semi-annual basis from March 1, 2009 for the first tranche and not later than December 15, 2010 for the second tranche. As of December 31, 2008, the Company has fully drawn down a total of $119,234 from the first tranche. The availability of the remaining amount of the first tranche not drawn down by the Company under this facility expired on August 1, 2008. The availability of the second tranche B will expire on December 15, 2009, if it is not cancelled at the discretion of the Company or fully disbursed before such date. This facility bears interest at LIBOR plus 0.20% per annum and interest is payable semi-annually.

CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — in US Dollars
In thousands (except per share data)
The Japan Bank of International Cooperation (“JBIC”) and Sumitomo Mitsui Banking Corporation (“SMBC”) (collectively “JBIC/SMBC Term Loan”) is a $300,000 term loan facility obtained in October 2007. The Company has established a debt service reserve account with SMBC, Singapore Branch, which is charged in favor of JBIC and SMBC. The loan is for the purpose of supporting phase 2 of the Company’s build-up of production capacity in Fab 7. This credit facility may only be used to finance the purchase of equipment from Japanese vendors for the Company’s Fab 7 facility and may be drawn down only in accordance with the equipment purchases per the Company’s schedule for the construction of phase 2 of the Fab 7 facility. As of December 31, 2008, the Company has drawn down $143,682 from the facility. The availability of the remaining amount under this facility expires on October 15, 2010, if not cancelled at the discretion of the Company or disbursed before such date. Fifty percent of the loan principal bears interest at a rate of 5.645% per annum, while the remaining fifty percent bears interest at LIBOR plus 0.15% per annum. Interest is payable semi-annually from the drawdown of the loan, and the loan principal is payable over a period of five years on a semi-annual basis from January 15, 2011.

The senior notes due 2010 (“Senior Notes due 2010”) with face value of $375,000 were issued on August 3, 2005 at a price of 98.896% of the principal amount. The senior notes due 2015 (“Senior Notes due 2015”) with face value of $250,000 were issued on August 3, 2005 at a price of 98.573% of the principal amount. Interest on the Senior Notes due 2010 is payable at the rate of 5.75% per annum and interest on the Senior Notes due 2015 is payable at the rate of 6.375% per annum, in each case on February 3 and August 3 of each year from February 3, 2006. The Senior Notes due 2010 mature on August 3, 2010 and the Senior Notes due 2015 mature on August 3, 2015. The Senior Notes due 2010 and Senior Notes due 2015 constitute senior, unsecured obligations of the Company.

The convertible redeemable preference shares (refer to Note 18) and the 6% amortizing bonds due 2010 (“Amortizing Bonds”) have an aggregate issue price of $300,000 and were issued on August 17, 2005. The initial principal amount assigned to the Amortizing Bonds was $46,703. Interest on the Amortizing Bonds is payable at the rate of 6.0% per annum on the outstanding principal amount. The Amortizing Bonds pay semi-annual cash payments of $5,475 per payment, as a combination of principal and interest, on February 17 and August 17 of each year from February 17, 2006, and amortize to zero at maturity on August 17, 2010. The Amortizing Bonds constitute senior, unsecured obligations of the Company.

The senior notes due 2013 (“Senior Notes due 2013”) with a face value of $300,000 were issued on April 4, 2006 at a price of 99.053% of the principal amount. Interest is payable at the rate of 6.25% per annum on April 4 and October 4 of each year, from October 4, 2006. The Senior Notes due 2013 mature on April 4, 2013, and constitute senior, unsecured obligations of the Company.

As of December 31, 2007 and 2008, other long-term debt included the unamortized portion of the cumulative fair value change of the Senior Notes due 2013 due to changes in interest rates for the period the Company designated an interest rate swap (“IRS”) transaction as a fair value hedge of this debt. The IRS was terminated in 2007.

The senior notes due 2010, senior notes due 2013 and senior notes due 2015 (collectively, “Senior Notes”) and the Amortizing Bonds include a company call option and an investor put option. If the Company were to exercise the call option, investors would receive an amount equal to the outstanding principal amount, plus any accrued and unpaid interest through the call/redemption date. If the investors were to exercise the put option upon the occurrence of specified change of control events, they would receive an amount equal to 101% of the outstanding principal amount, plus any accrued and unpaid interest to the put/repayment date.

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

The above borrowings, Senior Notes and Amortizing Bonds, rank pari passu. There are no collateral requirements on the Company’s loans and credit facilities.

CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — in US Dollars
In thousands (except per share data)
Annual maturities of long-term debt as of December 31, 2008 are as follows:

Payable in year ending December 31,
2009	$157,512
2010	542,159
2011	194,465
2012	129,610
2013	400,143
Thereafter	334,612

$1,758,501

These amounts represent the expected repayments in each of the periods indicated and do not include the unamortized debt discount relating to the Senior Notes, which are reported as a direct reduction to the face amounts of the Senior Notes, and the effect from the basis adjustment due to the termination of the IRS.

The Company has total unutilized banking facilities consisting of loans and bank credit lines of $687,478 and $1,007,901 as of December 31, 2007 and 2008, respectively. Of these, $654,507 and $946,225 are available to the Company on a committed basis as of December 31, 2007 and 2008, respectively. These committed unutilized banking facilities relate primarily to the purchase of equipment from certain vendors. The Company pays commitment fees ranging from 0.025% to 0.20% and 0.025% to 0.25% per annum for the remaining unutilized facilities for 2007 and 2008, respectively.

As of December 31, 2008, the Company’s loans and available credit facilities contain various financial, shareholding and other restrictive covenants. Under the financial covenants, the Company is required to maintain certain financial conditions and ratios such as consolidated net worth which is defined as the book value of shareholders’ equity, total debt to net worth ratio, and historical debt service coverage ratio. The Company is also required to ensure that its consolidated net worth is not at any time less than $1,000,000 and its total debt does not at any time exceed 180% of its total net worth. Under the shareholding covenants, Temasek is required to own, directly or indirectly, a certain percentage of the Company’s outstanding shares or is required to be the Company’s single largest shareholder. In addition, some of the loans and available credit facilities also impose other restrictive covenants such as restrictions on incurring further indebtedness, creating security interests over assets, payment of dividends, disposal of assets and mergers and corporate restructuring. Breach of some of these covenants may trigger early repayment provision and cancellation of available credit facilities.

The obligations under capital leases include contracts for supply of gases used by the Company’s fabrication facilities. The Company has assessed that such supply contracts contain a lease pursuant to the consensus reached in EITF Issue 01-8, “Determining Whether An Arrangement Contains A Lease”, and are accounted for as capital leases.

Minimum future lease payments under capital leases for equipment and machinery for supply of gases as of December 31, 2008 are as follows:

Payable in year ending December 31,
2009	$11,233
2010	11,233
2011	11,233
2012	11,233
2013	10,706
Thereafter	65,859

Total minimum lease payments	$121,497

CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — in US Dollars
In thousands (except per share data)
17.	Other Non-current Liabilities

As at December 31, 2007 and 2008, the asset retirement obligation related to the requirements in the Company’s lease agreements for the potential return of buildings to tenantable condition and the potential return of land on which the fabrication facilities have been built to its original condition amounted to $19,304 and $20,417, respectively.

A reconciliation of the carrying amount of asset retirement obligations as of December 31, 2007 and 2008 is as follows:

Asset retirement obligations as of December 31, 2006	$17,909
Accretion expense	1,395

Asset retirement obligations as of December 31, 2007	19,304
Accretion expense	1,583
Additions	1,151
Revision down	(1,621)

Asset retirement obligations as of December 31, 2008	$20,417

18.	Convertible Redeemable Preference Shares
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

Elapsed days
1,800
Allocated value * ($10,000/allocated value)
The Preference Shares rank, with respect to rights upon liquidation, winding up or dissolution:
•	junior to all the Company’s existing and future debt obligations;

•	junior to each class of the Company’s shares the terms of which provide that such class will rank senior to the Preference Shares as regards to repayment of amounts paid up or credited as paid up on such class of shares;

•	on a parity with any class of the Company’s shares that has terms which provide that such class will rank on a parity with the Preference Shares as regards to repayment of amounts paid up or credited as paid up on such class of shares; and

•	senior to the Company’s Ordinary Shares (including those represented by ADSs) and to any class of the Company’s shares that has terms which provide that such class will rank junior to the Preference Shares as regards to repayment of amounts paid up or credited as paid up on such class of shares.
The initial carrying amounts of the Preference Shares were stated at their fair values as of the date of issuance, net of the associated issuance costs. The carrying amounts of the Preference Shares are accreted to their redemption values over the remaining period until the maturity date on August 17, 2010 using the effective interest rate method. Such accretion adjusts net income (loss) available to ordinary shareholders. Accretion charge for the years ended December 31, 2006, 2007 and 2008 was $9,476, $9,663 and $10,042, respectively.

In 2006, 2 Preference Shares were converted and 18,924 ordinary shares were issued as a result of the conversion. There were no conversions during 2007 and 2008.

19.	Shareholders’ Equity
Ordinary Share Capital

Until January 30, 2006, ordinary shares of the Company had a par value of S$0.26. The Singapore Companies (Amendment) Act 2005, which came into effect on January 30, 2006, abolished the concept of “par value” and “authorized capital”.

In March 2006, the Company entered into a call option transaction (“2006 Option”) with GS to replace the call option transaction that the Company had previously entered into with GS in August 2004 with an expiration date of April 2, 2006. Under the 2006 Option, GS could purchase up to 214,800 of Chartered ordinary shares at S$1.60 per share should the Company early terminate the 2006 Option in the first year and S$2.15 per share thereafter. Prior to the modification of the 2006 Option as mentioned below, the 2006 Option was accounted for as a derivative instrument that was dual indexed to the Company’s ordinary share price and currency exchange rates, and changes in fair value were recognized in earnings.

On March 9, 2007, the Company modified the terms of the 2006 Option by simultaneously terminating the Singapore dollar-denominated option and entering into a US dollar-denominated option. The modification was based on the exchange rate of S$1.5268 per US$1.00 on March 9, 2007. Under the modified terms of the 2006 Option, GS is entitled to purchase up to 214,800 of new ordinary shares at US$1.408 per share and the Company may terminate the transaction early, in whole or in part, if the closing price of Chartered ordinary shares is equal to or higher than US$1.760 (equivalent to 125% of the US$1.408 exercise price) on each of any 20 business days in any consecutive 30 business-day period. Should the Company exercise this right and opt for physical settlement, GS will be required to buy the number of new ordinary shares relating to the terminated portion of the 2006 Option at US$1.408 per share. The Company continues to have the right to cash settle the 2006 Option. Under the terms of the 2006 Option, if the option is exercised, the Company has the right either to issue new shares to GS or to settle the transaction in cash. If the 2006 Option is not exercised or terminated earlier, it will expire on March 29, 2011. As of December 31, 2007 and 2008, the US dollar-denominated option is accounted for as shareholders’ equity in the consolidated balance sheets.

CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — in US Dollars
In thousands (except per share data)
Accumulated Deficit

Singapore law allows dividends to be paid only out of the Company’s net profits for the year or retained earnings. With effect from January 1, 2008, all such dividends are exempt from income tax in the hands of the shareholders of ordinary shares. In 2007, shareholders of ordinary shares were not liable for Singapore income tax on dividends paid by the Company out of its tax exempt profits from pioneer activities and net profits after deduction of tax at the concessionary rate from post-pioneer or development and expansion activities. Some of the Company’s loan agreements restrict the ability of the Company to pay dividends without prior approval from the lender.

Prior to and including 2007, distributions of profits from non-pioneer activities which had been subject to tax at the normal corporate tax rate were paid with a franking tax credit which Singapore tax-resident shareholders could apply as a prepayment of income tax on the dividend. Shareholders who were not tax-residents in Singapore were not liable for further Singapore income tax.

The Company had up to December 31, 2007 to utilize any available franking tax credit balance under the old imputation system to pay a franked dividend to its shareholders. The Company had approximately S$52,416 of available balances under the old imputation system as of December 31, 2007. With the cessation of the imputation system from January 1, 2008, the full amount of the franking tax credit balance was nullified subsequent to December 31, 2007 and the Company moved on to the one-tier system.

Under the one-tier system, tax payable by the Company on its non-qualifying chargeable income constitutes a final tax. The Company can henceforth pay dividends that are exempted from Singapore income tax in the hands of their shareholders.

Accumulated Other Comprehensive Loss

Accumulated other comprehensive loss consists of the following:

	December 31,
	2007	2008

Cumulative foreign currency translation loss	$52,124	$52,782
Net unrealized cash flow hedging losses	1,442	1,593
Net unrealized (gains) losses on available-for-sale securities	(296)	289

	$53,270	$54,664

The foreign currency translation loss, net unrealized cash flow hedging losses and net unrealized (gains) losses on available-for-sale securities are not adjusted for income taxes because such (gains) losses are not taxable or deductible to the Company under relevant tax laws.

20.	Share Options and Incentive Plans
Total share-based compensation expense related to employee share options, restricted share units and performance share units under SFAS No. 123(R) for the years ended December 31, 2006, 2007 and 2008 was:

	2006	2007	2008

Cost of revenue	$2,565	$1,637	$1,482
Research and development	712	506	629
Sales and marketing	1,031	703	980
General and administrative	3,068	1,947	2,223

Total share-based compensation expense	$7,376	$4,793	$5,314

CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — in US Dollars
In thousands (except per share data)

	2006		2007		2008
Total share-based compensation expense	Per ordinary share	Per ADS	Per ordinary share	Per ADS	Per ordinary share	Per ADS
Basic	$0.00	$0.03	$0.00	$0.02	$0.00	$0.02
Diluted	$0.00	$0.03	$0.00	$0.02	$0.00	$0.02
As the share-based compensation expense does not satisfy the conditions for tax deduction in Singapore, the recognition of the share-based compensation expense did not result in income tax benefits.

(a) 1999 Option Plan

Effective March 1999, the Company adopted the Chartered Semiconductor Manufacturing Ltd Share Option Plan 1999 (the “1999 Option Plan”) which provided for a maximum of 107,160 shares (subject to adjustment) to be reserved for option grants. This amount was increased to 197,160 shares in May 2002. As a result of the Company’s rights offering in October 2002, the shares available for future grants increased by 30,488 shares. The total shares provided under the 1999 Option Plan are hence 227,648 shares. Options granted under the plan may include non-statutory options as well as incentive share options intended to qualify under Section 422 of the United States Internal Revenue Code of 1986 (“the Code”). The Company issues new shares upon exercise of options. The remaining shares available for future grants are 84,104 and 93,273 as of December 31, 2007 and 2008, respectively.

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

The weighted-average grant-date fair value of share options granted, the total intrinsic value of share options exercised and the total fair value of share options vested during the years ended December 31, 2006, 2007 and 2008 were as follows:

	2006	2007	2008

Weighted-average grant-date fair value of share options granted	$0.43	$0.35	$0.41
Total intrinsic value of share options exercised	$320	$207	$10
Total fair value of share options vested	$14,495	$10,893	$6,139
Share option activity for all outstanding options and the corresponding price information for the year ended December 31, 2008 were as follows:

	Number of options	Weighted- average exercise price

Outstanding at January 1, 2008	115,019	$1.82
Granted	1,120	$0.64
Expired	(1,405)	$0.58
Exercised	(372)	$0.43
Forfeited	(8,884)	$2.09

Outstanding at December 31, 2008	105,478	$1.81

Exercisable at December 31, 2008	89,810	$2.00

CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — in US Dollars
In thousands (except per share data)
Information regarding outstanding and exercisable share options as of December 31, 2008, was as follows:

		Options outstanding
Range of exercise prices	Number of options	Weighted- average remaining contractual term	Weighted- average exercise price	Intrinsic value

$0.17 to $1.00	64,473	6.0 years	$0.73	$1,340
$1.06 to $1.89	15,821	3.2 years	$1.39	$2,389
$2.14 to $2.44	11,346	2.5 years	$2.32	$631
$5.81	7,978	1.8 years	$5.81	$—
$8.31	5,860	1.3 years	$8.31	$—

	105,478			$4,360

		Options exercisable
Range of exercise prices	Number of options	Weighted- average remaining contractual term	Weighted- average exercise price	Intrinsic value

$0.17 to $1.00	48,805	5.5 years	$0.73	$1,340
$1.06 to $1.89	15,821	3.2 years	$1.39	$2,389
$2.14 to $2.44	11,346	2.5 years	$2.32	$631
$5.81	7,978	1.8 years	$5.81	$—
$8.31	5,860	1.3 years	$8.31	$—

	89,810			$4,360

The options vest over one to five years and expire on dates ranging from February 2009 to October 2018.

Total share-based compensation expense recognized for employee share options for the years ended December 31, 2006, 2007 and 2008 was $7,376, $4,450 and $3,101, respectively. As of December 31, 2008, there was $4,163 of total unrecognized compensation expense related to share options scheduled to be recognized over a weighted-average period of 2.1 years.

Cash proceeds of $198 were received from option exercises during the year ended December 31, 2008.

The fair values of the option grants awarded during the years ended December 31, 2006, 2007 and 2008 were estimated on the date of grant using the Black-Scholes option-pricing model, with the following assumptions.

	2006	2007	2008

Risk free interest rate	4.59% to 5.22%	4.05% to 4.94%	3.60% to 4.07%
Expected volatility	40.45% to 57.86%	35.01% to 49.09%	46.19% to 48.79%
Expected term	3 to 6.25 years	3 to 6.25 years	10 years
Dividend yield	0.00%	0.00%	0.00%

CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — in US Dollars
In thousands (except per share data)
The risk-free interest rate for periods within the contractual term of the award is based upon observed interest rates appropriate for the term of the Company’s employee share options. Expected volatilities are based on historical volatility rates of the Company’s ordinary shares. For options awarded during the years ended December 31, 2006 and 2007, the expected term is determined using the simplified approach as permitted by Staff Accounting Bulletin No. 107 (“SAB 107”). For options awarded during the year ended December 31, 2008, the expected term is based on the contractual term of the options, expected exercise and post-vesting employment forfeiture behavior.

Pre-vesting forfeitures for share options granted were estimated to be between approximately 1% to 21%, 6% to 22% and 3% to 23% for the years ended December 31, 2006, 2007 and 2008, respectively based on historical pre-vesting forfeitures.

Options to purchase 390 and 177 shares of the Company were granted to employees of SMP in 2006 and 2007, respectively. No options to purchase shares of the Company were granted to employees of SMP in 2008. SMP bears the share-based compensation expense in respect of these options.

The 1999 Option Plan expired on January 28, 2009.

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

The ESPP 2004 Plans permitted eligible employees to purchase shares through payroll deductions of between 1 percent to 10 percent of an employee’s compensation, including salaries, wages, bonuses, incentive compensation, commissions, overtime pay and shift premiums. Employees of the Company and SMP are eligible for participation in the Chartered ESPP 2004 and SMP ESPP 2004 Plans respectively, subject to certain employment conditions as provided in the ESPP 2004 Plans. The offering periods consisted of the six-month periods commencing on each March 1 and September 1. The purchase price for each share purchased at the close of an offering period is the lower of 95% of the fair market value of the share on the last trading day in such offering period or last trading day before the commencement of such offering period. The ESPP 2004 Plans were intended to qualify under Section 423 of the Code.

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

The ESPP 2004 Plans impose a limit of 3,000 Ordinary Shares per calendar year (and a limit of 1,500 Ordinary Shares per offering period) on the number of Ordinary Shares available for purchase by participants in the ESPP 2004 Plans. The aggregate number of ordinary shares that are available for purchase under the ESPP 2004 Plans is 30,000 Ordinary Shares.

1,284 and 1,942 shares were issued at prices from $0.67 to $0.91 (S$1.02 to S$1.40) and $0.33 to $0.50 (S$0.47 to S$0.70) during the years ended December 31, 2007 and 2008, respectively.

Cash proceeds of $791 were received for the share purchase plans during the year ended December 31, 2008.

The ESPP 2004 Plans are non-compensatory as the purchase price is 95% of the fair market value of the ordinary shares applied to the Company’s average ordinary share price on the last trading day of the offer period. Therefore, the Company does not recognize compensation expense related to shares sold under the ESPP 2004 Plans.

In February 2009, the Company’s Board of Directors terminated the ESPP 2004 Plans with effect from March 1, 2009.

CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — in US Dollars
In thousands (except per share data)
(c) Restricted Share Unit Plan 2007

In April 2007, the Company’s shareholders approved the Restricted Share Unit Plan 2007 (“RSU Plan”) which is a share-based incentive plan designed to reward, retain and motivate the Company’s employees. This plan also extends to employees of SMP. The RSU Plan is administered by a committee appointed by the Directors (“Committee”). The aggregate number of ordinary shares that may be issued under the RSU Plan, together with the aggregate number of ordinary shares that may be issued under other existing share-based compensation plans of the Company, may not exceed 380,000 ordinary shares, with a limit of 50,000 ordinary shares that may be granted under all share-based compensation plans of the Company per calendar year. The maximum aggregate number of ordinary shares that may be granted under the RSU Plan to any one grantee may not exceed 5,000 ordinary shares per calendar year. Each RSU will entitle the holder to one ordinary share of the Company. All vested RSUs may be paid in cash or ordinary shares of the Company as determined by the Committee. The Company has historically settled all vested awards in shares and the intention is also to settle all future vested awards in shares. The Company issues new shares upon vesting of the RSUs. The RSUs awarded will vest according to the vesting schedule, and ordinary shares will be issued provided the employee remains employed by the Company through the vesting dates; otherwise the unvested RSUs will be forfeited.

The weighted-average grant-date fair value of RSUs granted and the total fair value of RSUs vested during the years ended December 31, 2007 and 2008 were as follows:

	2007	2008

Weighted-average grant-date fair value of RSUs granted	$0.70	$0.65
Total fair value of RSUs vested	$—	$890
Movements in outstanding RSUs for the year ended December 31, 2008 were as follows:

		Weighted-
		average
	Number	grant-date
	of RSUs	fair value

Outstanding at January 1, 2008	4,036	$0.70
Granted	9,052	$0.65
Vested	(1,272)	$0.70
Forfeited	(488)	$0.68

Outstanding at December 31, 2008	11,328	$0.66

Out of the 4,061 RSUs granted and accepted in 2007, 38 RSUs were granted to employees of SMP. Out of the 9,052 RSUs granted and accepted in 2008, 63 RSUs were granted to employees of SMP. These RSUs vest equally on each anniversary of the grant date over three years. Total share-based compensation expense recognized for the RSUs for the year ended December 31, 2007 and 2008 was $304 and $1,978. As of December 31, 2008, the total compensation expense related to unvested RSUs not yet recognized is estimated at approximately $6,025 which is expected to be recognized over a weighted-average period of 2.2 years. The weighted-average grant-date fair value of RSUs outstanding as of December 31, 2007 and 2008 is $0.70 and $0.66.

The grant-date fair value of awards granted under the RSU Plan is based on the average of the high and low quotes of the Company’s ordinary shares at the date of grant. SMP reimburses the Company for the share-based compensation expense in respect of the RSUs that were granted to its employees.

Pre-vesting forfeitures for RSUs granted were estimated to be between approximately 0.95% to 2.18% and 0.47% to 1.09% for the years ended December 31, 2007 and 2008, respectively, based on historical and expected attrition rates.

CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — in US Dollars
In thousands (except per share data)
(d) Performance Share Unit Plan 2007

In April 2007, the Company’s shareholders approved the Performance Share Unit Plan 2007 (“PSU Plan”) which is a share-based incentive for senior executives in key positions who are able to drive the strategic direction and performance of the Company. The PSU Plan is administered by a committee appointed by the Directors (“Committee”). The aggregate number of ordinary shares that may be issued under the PSU Plan, together with the aggregate number of ordinary shares that may be issued under other existing share-based compensation plans of the Company, may not exceed 380,000 ordinary shares, with a limit of 50,000 ordinary shares that may be granted under all share-based compensation plans of the Company per calendar year. The maximum aggregate number of ordinary shares that may be granted under the PSU Plan to any one grantee may not exceed 5,000 ordinary shares per calendar year. Each PSU will entitle the holder to one ordinary share of the Company. All vested PSUs may be paid in cash or ordinary shares of the Company as determined by the Committee. The Company has historically settled all vested awards in shares and the intention is also to settle all future vested awards in shares. The Company issues new shares upon vesting of the PSUs. The PSUs will generally vest at the end of the requisite service period once the Committee’s approval is obtained and vesting is contingent upon the achievement of pre-determined conditions.

A base number of PSUs that may be awarded at the end of a three-year performance period was granted under the PSU Plan. The vesting of the awards granted in 2007 is contingent upon the achievement of pre-determined levels of Economic Value Added (“EVA”) spread and Absolute Total Shareholder Return (“TSR”) as those measures are defined in the PSU Plan. The vesting of the awards granted in 2008 is contingent upon the achievement of pre-determined levels of EVA spread, Absolute TSR and Relative TSR as those measures are defined in the PSU Plan. All pre-determined levels have been established at the grant date. All conditions are determined based on the average of three financial years’ EVA spread, Absolute TSR and Relative TSR. The EVA spread is calculated by deducting weighted-average cost of capital from the return on invested capital, while Absolute TSR is calculated by adding dividend yield to the change in the opening and closing share price of the Company’s ordinary shares for the performance period. The Relative TSR is calculated by comparing the TSR of the Company against the TSR of a pre-defined peer in the semiconductor industry. The achievement of EVA spread is a performance condition while the achievement of Absolute TSR and Relative TSR are a market conditions. For the PSUs granted in 2007, half of the base number of PSUs will vest according to the achievement of the EVA spread and the other half will vest according to the achievement of the TSR. For the PSUs granted in 2008, one third of the base number of PSUs will vest according to the achievement of the EVA spread, one third will vest according to the achievement of the Absolute TSR and one third will vest according to the achievement of the Relative TSR. The number of PSUs ultimately vested will range from 30% to 150% of the base number of PSUs awarded, or zero, subject to the achievement of either of the abovementioned performance condition or market conditions, as applicable.

The weighted-average grant-date fair value of PSUs granted during the years ended December 31, 2007 and 2008 was as follows:

	2007	2008

Weighted-average grant-date fair value of PSUs granted	$0.52	$0.49
Movements in outstanding PSUs for the year ended December 31, 2008 were as follows:

		Weighted-
		average
	Number	grant-date
	of PSUs	fair value

Outstanding at January 1, 2008	2,316	$0.52
Granted	2,706	$0.49
Forfeited	(303)	$0.51

Outstanding at December 31, 2008	4,719	$0.50

CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — in US Dollars
In thousands (except per share data)
Total share-based compensation expense recognized for the PSUs for the year ended December 31, 2007 and 2008 was $39 and $235, respectively. Depending upon the Company’s performance against target performance measures specified in the award agreements, as of December 31, 2008, the total compensation expense related to unvested PSUs not yet recognized is estimated to be approximately $777. This estimated compensation expense is expected to be recognized over a weighted-average period of 2.4 years. The weighted-average grant-date fair value of PSUs outstanding as of December 31, 2007 and 2008 is $0.52 and $0.50 respectively.

The grant-date fair value for the performance-based portion of the awards is based on the average of the high and low quotes of the Company’s ordinary shares at the date of grant.

The grant-date fair value for the market-based portion of the awards is calculated by an independent third-party appraiser which adopted the Monte-Carlo valuation model with the following assumptions:

	2007	2008

Risk-free interest rate	2.37%	1.67%
Expected volatility	38.0%	39.0%
Dividend yield	0.0%	0.0%
The risk-free rate is based upon observed interest rates appropriate for the term of the Company’s PSUs. Expected volatility is based on historical volatility rates of the Company’s ordinary shares.

Pre-vesting forfeitures for PSUs granted were estimated to be approximately 3.81% and 1.41% to 2.03% for the years ended December 31, 2007 and 2008, respectively, based on historical and expected attrition rates.

21.	Commitments and Contingencies
(a) Commitments

The Company has the following commitments:

	December 31,
	2007	2008

Contracts for capital expenditures	$280,576	$298,859
Technology agreements	261,402	354,270
Others	83,812	39,251
As of December 31, 2007 and 2008, commitments payable within one year amounted to $475,291 and $207,287, respectively. Commitments from technology agreements relate primarily to expenses on research and development.

Minimum future rental payments on non-cancellable operating leases, excluding amounts payable to related parties disclosed in Note 3, as at December 31, 2008, are as follows:

Payable in year ending December 31,
2009	$4,587
2010	3,183
2011	1,969
2012	1,339
2013	305
Thereafter	—

$11,383

Rental expense on operating leases, excluding amounts payable to related parties disclosed in Note 3, for the years ended December 31, 2006, 2007 and 2008 was $5,687, $5,031 and $5,752 respectively. There was no contingent rental included in the above rental expense for all the years ended December 31, 2006, 2007 and 2008.

CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — in US Dollars
In thousands (except per share data)
The Company has a patent license agreement with LSI under which the parties grant to one another a license to use certain of each other’s patents. Under the terms of the patent license agreement, the Company may provide wafer capacity in lieu of payment for royalties. Such royalties under the patent license agreement are waived until such time as the interest of LSI in SMP falls below 49%. In exchange the Company has waived capacity shortfall obligations from LSI. Should the interest of LSI in SMP fall below 49%, the Company may be required to make royalty payments to LSI under this patent license agreement. The patent license agreement continues for as long as the joint venture agreement between the parties remains.
(b) Contingencies

The Company may from time to time be a party to claims that arise in the normal course of business. These claims include allegations of infringement of intellectual property rights of others as well as other claims of liability. In addition, the Company, on a case-by-case basis, includes intellectual property indemnification provisions in the terms of sale and technology licenses with third parties. The Company is also subject to various taxes in the different jurisdictions in which it operates. These include property, goods and services, and other non-income taxes. The Company accrues costs associated with these matters when they become probable and reasonably estimable. The Company does not believe it is probable that losses associated with these matters beyond those already recognized will be incurred in amounts that would be material to its consolidated balance sheets or consolidated statements of operations.

22.	Derivative Instruments
At December 31, 2008

Derivative Instrument	Notional Amount	Average Rate/Price	Maturity

Forward Contracts
— Yen Forward Contracts	860,754	90.15/USD	2009
— SGD Forward Contracts	7,227	1.45/USD	2009

Embedded derivatives
— denominated in Yen	325,758	—	—
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

The Company uses derivative instruments to manage identified foreign currency risks resulting from its foreign currency denominated purchase commitments which are denominated principally in Japanese yen and Euro. The maximum tenure for these transactions is 18 months. The Company uses foreign currency forward contracts to manage these risks and designates them as foreign currency cash-flow hedges. The Company uses foreign currency forward contracts, which match the terms of the individual foreign currency exposures, and as a result, any ineffectiveness of the Company’s hedges is negligible. For the year ended December 31, 2008, the ineffective amount reclassified from other comprehensive income into earnings was a loss of $363 and was included in “Other operating expenses, net”. Amounts included in other comprehensive income (loss) related to hedges of foreign currency purchase commitments are reclassified into earnings (“Other operating expenses, net”) upon the commencement of depreciation of the asset related to the purchase commitment over the remaining useful life of the asset.

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

In 2006, the Company entered into an IRS contract to hedge the fixed-rate interest obligations of 6.25% per annum associated with the Senior Notes due 2013 with the effect of swapping the fixed-rate interest obligations to a floating-rate obligation based on US LIBOR rates. In August 2006, the Company designated the IRS as a fair-value hedge of changes in the fair value of the Senior Notes due 2013 attributable to changes in the benchmark interest rate, which is US dollar six-month LIBOR. From that date, changes in the fair value of the derivative and changes in the fair value of the item being hedged are recorded in earnings (“Other loss, net”). Net recognized gain arising from ineffectiveness of fair value hedges was $574 and $1,013 for the years ended December 31, 2006 and 2007, respectively. The IRS contract was terminated in November 2007. The cash proceeds from the termination of the IRS contract of $9,050 were recorded as an operating cash flow in the consolidated statement of cash flows for the year ended December 31, 2007.

As of December 31, 2008, the estimated net amount of existing losses from cash flow hedges expected to be reclassified into earnings within the next 12 months is $415. Net realized gains (losses) recognized from cash flow hedges were $1,917 and $(554) for the years ended December 31, 2007 and 2008, respectively.

The components of accumulated other comprehensive loss related to derivative and hedging activities consist of the following:

	December 31,
	2007	2008

Beginning	$(1,350)	$(1,442)
Reclassification of cash flow hedging (gains) losses into earnings	(1,917)	554
Share of cash flow hedging activity gains of SMP	1	—
Net unrealized gains (losses) on change in cash flow hedging derivative fair values	1,824	(705)

Ending	$(1,442)	$(1,593)

23.	Fair Values of Financial Instruments
In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements” (“SFAS No. 157”), which provides guidance for measuring the fair value of assets and liabilities, and requires expanded disclosures about fair value measurements. SFAS No. 157 indicates that fair value should be determined based on the assumptions that marketplace participants would use in pricing the asset or liability, and provides additional guidelines to consider in determining the market-based measurement.

In February 2008, the FASB issued FASB Staff Position (“FSP”) SFAS No. 157-1, “Application of FASB SFAS No. 157 to SFAS No. 13 and Its Related Interpretive Accounting Pronouncements That Address Leasing Transactions”, and FSP SFAS No. 157-2, “Effective Date of SFAS No. 157”. FSP SFAS No. 157-1 excludes from the scope of SFAS No. 157 certain leasing transactions accounted for under SFAS No. 13, “Accounting for Leases”. FSP SFAS No. 157-2 delays the effective date of SFAS No. 157 from 2008 to 2009 for all non-financial assets and non-financial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually).

SFAS No. 157 clarifies that the definition of fair value retains the exchange price notion and focuses on the price that would be received to sell the asset or paid to transfer the liability (an exit price), not the price that would be paid to acquire the asset or received to assume the liability (an entry price). SFAS No. 157 also emphasizes that fair value is a market-based measurement, not an entity-specific measurement, therefore a fair value measurement should be determined based on the assumptions that market participants would use in pricing the asset or liability including assumptions about risk, the effect of sale or use restrictions on an asset and non-performance risk including an entity’s own credit risk relative to a liability. SFAS No. 157 establishes a fair value hierarchy that distinguishes between (1) market participant assumptions developed based on market data obtained from sources independent of the reporting entity (observable inputs) and (2) the reporting entity’s own assumptions about market participant assumptions developed based on the best information available in the circumstances (unobservable inputs). SFAS No. 157 emphasizes that valuation techniques should maximize the use of observable inputs and minimize the use of unobservable inputs.

CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — in US Dollars
In thousands (except per share data)
The additional disclosure requirements of SFAS No. 157 focus on the inputs used to measure fair value and for recurring fair value measurements using significant unobservable inputs and the effect of the measurement on earnings (or changes in net assets) for the reporting period. Inputs are categorized by a fair value hierarchy, Level 1 through Level 3, the highest priority being given to Level 1 and the lowest priority to Level 3. Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly. Level 3 inputs are unobservable inputs for the asset or liability. Unobservable inputs shall be used to measure fair value to the extent that observable inputs are not available.

In October 2008, the FASB issued FSP SFAS No. 157-3, “Determining the Fair Value of a Financial Asset When the Market for That Asset is Not Active”. FSP SFAS No. 157-3 clarifies the application of SFAS No. 157 in a market that is not active and provides an example to illustrate key considerations in determining the fair value of a financial asset when the market for that financial asset is not active. This FSP became effective upon issuance, including prior periods for which financial statements have not been issued. The Company adopted FSP SFAS No. 157-3 in the third quarter of 2008.

In 2008, the Company adopted SFAS No. 157, except for non-financial assets and non-financial liabilities as described in FSP SFAS No. 157-2. The adoption of SFAS No. 157 and its related FSPs did not have a material impact on the Company’s consolidated financial statements.

The following table presents the Company’s financial assets and financial liabilities measured at fair value on a recurring basis as of December 31, 2008 and the amounts as they correspond to the respective levels within the fair value hierarchy established by SFAS No. 157.

	Fair Value Measurements as of December 31, 2008
		Quoted Prices
		in Active	Significant
		Markets for	other	Significant
		Identical	Observable	Unobservable
		Assets	Inputs	Inputs
	Total	(Level 1)	(Level 2)	(Level 3)
	$	$	$	$
Assets:
Marketable securities	950	950	—	—
Forward foreign exchange contracts	29	—	—	29

Liabilities:
Forward foreign exchange contracts	65	—	—	65
Embedded derivatives	469	—	—	469

Marketable securities are recorded at fair value, which is based on quoted prices in active markets for identical assets.

The fair values of forward foreign exchange contracts are determined using quantitative models that require the use of multiple market inputs including interest rates, prices and maturity dates to generate pricing curves, which are used to value the positions. The market inputs are generally actively quoted and can be validated through external sources, including brokers. For forward foreign exchange contract asset and liability positions with maturity dates which fall between the dates of quoted prices, interpolation of rate or maturity scenarios are used in determining fair values.

The fair values of embedded derivatives are determined in a similar manner as forward foreign exchange contracts, except that the Company makes certain assumptions about the maturity dates of such embedded derivatives as maturity dates are generally not included in the host contracts.

CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — in US Dollars
In thousands (except per share data)
The following table presents a reconciliation for all assets and liabilities measured at fair value on a recurring basis using significant unobservable inputs (Level 3) during 2008.

	Fair Value Measurements as of December 31, 2008
		Forward
		Foreign
		Exchange
	Embedded	Contracts
Net liabilities	derivatives	(Net)	Total
	$	$	$
Balance as of January 1, 2008	(4)	(142)	(146)
Total gain/(losses) (realized/unrealized) included in earnings (“Other operating expenses, net”)	(469)	26	(443)
Included in other comprehensive income	—	(62)	(62)
Purchases, issuances, and settlement (net)	4	142	146

Balance as of December 31, 2008	(469)	(36)	(505)

Amount of total gains or losses for the period included in earnings attributable to the change in unrealized gains/(losses) relating to assets/liabilities still held at reporting date	(469)	26	(443)

The Company accounts for the Fund (see Note 8) as a cost-method investment. Because the Fund has suffered an other-than-temporary impairment, it is measured at fair value on a non-recurring basis. The fair value of the Fund and its underlying debt and securities is assessed by utilizing market prices as provided by independent pricing services or, when such prices are not available, by using a valuation approach based on current investment ratings, valuation parameters and estimates of the underlying debt and securities, redemptions of the Fund and the subsequent distribution of cash. Based on this assessment, the Company determined that the fair value of the Fund and its underlying debt securities approximated the fair values as provided by the investment manager of the Fund. Such assessment of the fair value of the Fund uses significant unobservable inputs (Level 3). The Company recorded an other-than-temporary impairment loss of $4,568 for the year ended December 31, 2008. As of December 31, 2008, the fair value of the Company’s pro-rata share of investment in the Fund was $19,634.

The Company also holds certain equity investments which have suffered an other-than-temporary impairment in 2008 and are thus measured at fair value on a non-recurring basis. The fair values of these investments are based primarily upon the Company’s own estimates of the value of the underlying assets. Such assessment of the fair value of the investments uses significant unobservable inputs (Level 3). The Company recorded an other-than-temporary loss of $1,637 for the year ended December 31, 2008 related to these investments. The fair value of these investments as at December 31, 2008 was $86.

SFAS No. 107, “Disclosures About Fair Value of Financial Instruments”, requires the disclosure of the estimated fair value of financial instruments including those financial instruments for which the Company did not elect the fair value option.

Fair values of other financial instruments are as follows:

	December 31,
	2007		2008
	Carrying	Estimated	Carrying	Estimated fair
	amount	fair value	amount	value
Asset/(Liability)	$	$	$	$

Short-term debt	(270,000)	(270,018)	—	—
Long-term debt	(1,500,337)	(1,509,896)	(1,760,344)	(1,557,853)

CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — in US Dollars
In thousands (except per share data)
Cash and cash equivalents, related party receivables and payables, accounts receivable, other current receivables, accounts payable and other current payables. The carrying amounts approximate fair value in view of the short-term nature of these balances.

Short-term debt. The fair value is based on current interest rates available to the Company for issuance of debt with similar terms and remaining maturities.

Long-term debt. The fair values are estimated based on the type of loan and maturity. The Company uses valuations from brokers when available, and when these are not available, the Company estimates the fair value using market interest rates for its debts with similar maturities.

Limitations. Fair value estimates are made at a specific point in time, and are based on relevant market information and information about the financial instruments. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

24.	Operating Segment, Geographic and Major Customer Information
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

The following table presents a summary of revenues by country of domicile of customers and long-lived assets by country. The Company geographically categorizes a sale based on the country in which the customer is headquartered.

	2006	2007	2008

Revenue
US	$1,079,187	$958,795	$1,035,814
Taiwan	122,881	205,285	236,571
Japan	23,861	8,833	124,428
Singapore	37,716	39,434	54,333
Others	150,880	143,139	209,974

	$1,414,525	$1,355,486	$1,661,120

	December 31,
	2007	2008
Long-lived assets, including Property, Plant and Equipment, net, Technology Licence Agreements and Other Intangible Assets, net
Singapore	$2,524,923	$2,892,410
Others	1,565	1,436

	$2,526,488	$2,893,846

	2006	2007	2008
Revenue by Major Customer:
Customer A	24.0%	29.1%	27.0%
Customer B	—	*	12.4%
Customer C	18.9	*	*
Customer D	10.3	10.1	*

*	less than 10% of net revenue for the year

CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — in US Dollars
In thousands (except per share data)

25.	Other Operating Expenses, net
“Other operating expenses, net” primarily consists of:

A gain of $2,611 in 2006 related to the disposal of certain plant and equipment for which an impairment charge of $3,938 was previously recorded in 2005 and included in “Other operating expenses, net”.

Expenses related to rental property of $11,121, $10,846 and $5,274 for 2006, 2007 and 2008, respectively.

Foreign exchange loss of $6,125, $1,856 and $2,967 for 2006, 2007 and 2008, respectively.

Included in “Other operating expenses, net” in 2006, 2007 and 2008 was also amounts of $339, $1 and $1,316, respectively, relating to fixed assets written off.

26.	Other Income (Loss), net
In 2006, “Other loss, net” included an other-than-temporary impairment loss of $2,698 on available-for-sale securities.

In 2007, “Other loss, net” included other-than-temporary impairment losses of $1,975 on other investments and available-for-sale securities.

In 2008, “Other income, net” included the recognition of $11,537 arising from the Company’s acceptance of a licensing fee in connection with a technology arrangement by one of the Company’s technology partners which was concluded during 2008 (see Note 6). “Other income, net” for 2008 also included other-than-temporary impairment losses of $5,855 on other investments and available-for-sale securities, as well as $1,637 on investments in other equity securities.

27.	Defined Contribution Plan
Under Singapore law, the Company makes monthly contributions based on the statutory funding requirement into a Central Provident Fund (“CPF”) for substantially all of our Singapore employees who are Singapore citizens and Singapore permanent residents. The aggregate expenses under this plan were $13,186, $15,476 and $19,205 for 2006, 2007 and 2008, respectively.

28.	Subsequent Events
Workforce Re-sizing

On January 30, 2009, the Company announced that as a result of further decline in utilization rate into the first quarter of 2009 and lack of visibility in the end markets, the Company would be reducing its worldwide workforce by approximately 500 people, or about 7 percent of its total employment. The Company expects a one-time charge of approximately $7,000 associated with this workforce reduction which will be recorded in its consolidated statement of operation for the first quarter of 2009. The workforce reduction relating to SMP of approximately 100 people, or about 16% percent of SMP’s total employment amounting to approximately a one-time charge of $1,000, will be recorded in SMP’s statement of operation for the first quarter of 2009, and the Company will record its share of this one-time charge in its equity in the income (loss) of SMP in the first quarter of 2009 accordingly.

SILICON MANUFACTURING PARTNERS PTE LTD
FINANCIAL STATEMENTS INDEX

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
The Shareholders of
Silicon Manufacturing Partners Pte Ltd:
We have audited the accompanying balance sheets of Silicon Manufacturing Partners Pte Ltd as of December 31, 2007 and 2008, and the related statements of operations, comprehensive income, shareholders’ equity, and cash flows for each of the twelve-month periods ended December 31, 2006 and 2007, and the year ended December 31, 2008. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Silicon Manufacturing Partners Pte Ltd as of December 31, 2007 and 2008, and the results of its operations and its cash flows for each of the twelve-month periods ended December 31, 2006 and 2007, and the year ended December 31, 2008 in conformity with U.S. generally accepted accounting principles.
KPMG LLP
Singapore
February 27, 2009

SILICON MANUFACTURING PARTNERS PTE LTD
BALANCE SHEETS — in U.S. Dollars
As of December 31
In thousands

	2007	2008

ASSETS
Cash and cash equivalents	$24,697	$24,245
Receivables, net	11,238	4,974
Receivables from related parties	11,218	3,850
Inventories	16,041	13,712
Prepaid expenses	1,900	928
Other current assets	249	370

Total current assets	65,343	48,079

Property, plant and equipment, net	18,436	20,369
Other non-current assets	669	316

Total assets	$84,448	$68,764

LIABILITIES AND SHAREHOLDERS’ EQUITY
Trade payables and accrued purchases	$11,914	$7,282
Payables to related parties	13,432	12,622
Other current liabilities	5,044	2,585

Total current liabilities	30,390	22,489

Other non-current liabilities	6	157

Total liabilities	30,396	22,646

Ordinary share capital
Issued and outstanding: 323,965 shares in 2007 and 2008	152,389	152,389
Accumulated deficit	(98,337)	(106,271)

Total shareholders’ equity	$54,052	$46,118

Commitments and contingencies

Total liabilities and shareholders’ equity	$84,448	$68,764

See accompanying notes to financial statements

SILICON MANUFACTURING PARTNERS PTE LTD
STATEMENTS OF OPERATIONS — in U.S. Dollars
For the Twelve-Month Periods and Year Ended December 31
In thousands

	2006	2007	2008

Net revenue	$197,932	$175,174	$144,663
Cost of revenue	(159,922)	(140,667)	(114,969)

Gross profit	38,010	34,507	29,694

OPERATING EXPENSES
General and administrative	3,175	3,089	3,294
Sales and marketing	—	—	670
Other operating expenses (income), net	126	112	(331)

Total operating expenses, net	3,301	3,201	3,633

Other income, net	13	13	10
Interest income	1,535	1,247	423

Income before income tax	36,257	32,566	26,494
Income tax expense (benefit)	216	(1,632)	271

Net income	$36,041	$34,198	$26,223

See accompanying notes to financial statements

SILICON MANUFACTURING PARTNERS PTE LTD
STATEMENTS OF COMPREHENSIVE INCOME — in U.S. Dollars
For the Twelve-Month Periods and Year Ended December 31
In thousands

	2006	2007	2008

Net income	$36,041	$34,198	$26,223

Reclassification of cash flow hedging losses into earnings	17	1	—

Other comprehensive income	17	1	—

Comprehensive income	$36,058	$34,199	$26,223

See accompanying notes to financial statements

SILICON MANUFACTURING PARTNERS PTE LTD
STATEMENTS OF SHAREHOLDERS’ EQUITY — in U.S. Dollars
In thousands

				Accumulated
				Other
				Compre-	Total Share-
	Ordinary Share		Accumulated	hensive	holders’
	Capital		Deficit	Income (Loss)	Equity
	No.	$	$	$	$

Balance at December 31, 2005 (unaudited)	323,965	192,389	(96,797)	(18)	95,574

Net income	—	—	36,041	—	36,041
Other comprehensive income	—	—	—	17	17
Return of capital	—	(40,000)	—	—	(40,000)
Dividend paid	—	—	(38,177)	—	(38,177)

Balance at December 31, 2006	323,965	152,389	(98,933)	(1)	53,455

Net income	—	—	34,198	—	34,198
Other comprehensive income	—	—	—	1	1
Dividend paid	—	—	(33,602)	—	(33,602)

Balance at December 31, 2007	323,965	152,389	(98,337)	—	54,052

Net income	—	—	26,223	—	26,223
Dividend paid	—	—	(34,157)	—	(34,157)

Balance at December 31, 2008	323,965	152,389	(106,271)	—	46,118

See accompanying notes to financial statements

SILICON MANUFACTURING PARTNERS PTE LTD
STATEMENTS OF CASH FLOWS — in U.S. Dollars
For the Twelve-Month Periods and Year Ended December 31
In thousands

	2006	2007	2008

CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$36,041	$34,198	$26,223
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	36,702	13,961	8,591
Gain on disposal of property, plant and equipment	(50)	—	—
Others, net	(4)	(851)	226
Change in assets and liabilities:
Receivables	190	(4,981)	6,270
Receivables with related parties	3,035	8,380	7,368
Inventories	1,657	1,305	2,329
Other assets	105	225	972
Payables and other current liabilities	2,542	(1,338)	(4,880)
Payables with related parties	1,045	4,196	(810)
Income tax payable	(162)	208	(262)

Net cash provided by operating activities	81,101	55,303	46,027

CASH FLOWS FROM INVESTING ACTIVITIES
Payments for property, plant and equipment	(3,536)	(8,730)	(12,322)
Proceeds from sale of property, plant and equipment	50	—	—

Net cash used in investing activities	(3,486)	(8,730)	(12,322)

CASH FLOWS FROM FINANCING ACTIVITIES
Dividends paid	(38,177)	(33,602)	(34,157)
Return of capital	(33,500)	(15,000)	—

Net cash used in financing activities	(71,677)	(48,602)	(34,157)

Net increase (decrease) in cash and cash equivalents	5,938	(2,029)	(452)
Cash and cash equivalents at the beginning of the period	20,788	26,726	24,697

Cash and cash equivalents at the end of the period	$26,726	$24,697	$24,245

Supplemental Cash Flow Information
Income tax paid (refunded)	$183	$(1,389)	$341

Non-cash investing and financing activities
Property, plant and equipment acquired on credit	$347	$2,042	$244
See accompanying notes to financial statements

SILICON MANUFACTURING PARTNERS PTE LTD
NOTES TO THE FINANCIAL STATEMENTS — in U.S. Dollars
In thousands
1.	Background and Summary of Significant Accounting Policies

(a) Business and Organization

Silicon Manufacturing Partners Pte Ltd (“the Company”) was incorporated in the Republic of Singapore in 1998. The immediate holding company is LSI Technology (Singapore) Pte Ltd (“LSI”), previously known as Agere Systems Singapore Pte Ltd. The ultimate holding company is LSI Corporation. LSI Corporation was formed in April 2007 upon the completion of the merger between Agere Systems Inc. and LSI Logic Corporation. LSI and Chartered Semiconductor Manufacturing Ltd (“Chartered”), incorporated in the Republic of Singapore, own a 51% and 49% equity interest in the Company, respectively.

The principal activities of the Company are those of an independent foundry that fabricates semiconductor integrated circuits on silicon wafers using its production facilities and the proprietary integrated circuit designs of its customers in the semiconductor industry. The Company operates in the Republic of Singapore and its principal markets are the United States of America, Taiwan and Europe.

In 2007, due to the merger between Agere Systems Inc. and LSI Logic Corporation, LSI changed its fiscal year end from September 30 to December 31 to coincide with the fiscal year end of the newly merged ultimate holding company, LSI Corporation. In August 2007, the Company’s board of directors approved a change to the Company’s fiscal year end from September 30 to December 31 so as to coincide with the fiscal year end of LSI as required by Singapore law.

(b) Basis of Presentation

The financial statements have been prepared in accordance with United States of America (“U.S.”) generally accepted accounting principles (“U.S. GAAP”).

These financial statements are prepared for each of the twelve-month periods ended December 31, 2006 and 2007 and, subsequent to the change in fiscal year end in 2007, the fiscal year of the Company ended December 31, 2008, for filing together with the Annual Report of Chartered on Form 20-F with the U.S. Securities and Exchange Commission (“SEC”) as required by Rule 3-09 of Regulation S-X (“Rule 3-09”).

(c) Recent Accounting Pronouncements Not Yet Adopted

In March 2008, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“SFAS”) No. 161, “Disclosures about Derivative Instruments and Hedging Activities”. SFAS No. 161 amends SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities” and is intended to enhance the current disclosure framework in SFAS No.133 by requiring that objectives for using derivative instruments be disclosed in terms of underlying risk and accounting designation to better convey the purpose of the derivative use in terms of the risks that the entity is intending to manage. This Statement is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008. The adoption of SFAS No. 161 is not expected to have a material impact on the Company’s financial statements.

SILICON MANUFACTURING PARTNERS PTE LTD
NOTES TO THE FINANCIAL STATEMENTS — in U.S. Dollars
In thousands
In July 2006, the FASB issued FASB Interpretation No. (“FIN”) 48, “Accounting for Uncertainty in Income Taxes — An Interpretation of FASB Statement No. 109”. FIN 48 clarifies the accounting for uncertainty in income taxes recognized in financial statements in accordance with SFAS No. 109, “Accounting for Income Taxes”. FIN 48 prescribes a recognition threshold and measurement attributes for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Under FIN 48, only the tax benefits for tax positions that meet the more-likely-than-not recognition threshold at the effective date may be recognized or continue to be recognized upon adoption of FIN 48. In December 2008, the FASB issued FASB Staff Position FASB Interpretation No. 48-3 (“FSP No. FIN 48-3”) to defer the effective date of adopting FIN 48 for certain nonpublic entities to fiscal years beginning after December 15, 2008. The Company will adopt FIN 48 in the financial year ending December 31, 2009. The adoption of FIN 48 is not expected to have a material impact on the Company’s financial position or statements of operations.

(d) Use of Estimates

The preparation of the financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures about contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the respective reporting periods. Significant items subject to judgment and estimate include the amount of income tax expense, the estimated useful lives and salvage values of long-lived assets, the recoverability of the carrying value of long-lived assets, the realization of deferred income tax assets, the valuation of accounts receivable and inventories, the determination of normal capacity of the Company’s production facilities, the recognition of revenue, the recognition and measurement of the sales credits and returns allowance, and the fair value of share-based employee compensation awards and financial instruments. These estimates and assumptions are based on management’s best estimates and judgment. Management evaluates its estimates and assumptions on an ongoing basis using historical experience and other factors, including the current economic environment, which management believes to be reasonable under the circumstances. Management adjusts such estimates and assumptions when facts and circumstances dictate. Illiquid credit markets; volatile equity, foreign currency, and energy markets; and declines in consumer spending have combined to increase the uncertainty inherent in such estimates and assumptions. As future events and their effects cannot be determined with precision, actual results could differ significantly from these estimates. Changes in those estimates resulting from continuing changes in the economic environment will be reflected in the financial statements in future periods.

(e) Foreign Currency

The functional currency of the Company is the U.S. dollar. Assets and liabilities which are denominated in foreign currencies are translated into the functional currency at the rates of exchange prevailing at the balance sheet date. Foreign currency transactions are translated using the exchange rates prevailing at the date of transactions. Foreign exchange gains or losses, resulting from the settlement of foreign currency transactions and from the translation of assets and liabilities denominated in foreign currencies at financial year-end exchange rates, are included in the line item “Other operating expenses (income), net” in the statements of operations.

SILICON MANUFACTURING PARTNERS PTE LTD
NOTES TO THE FINANCIAL STATEMENTS — in U.S. Dollars
In thousands
(f) Business and Credit Concentrations

The semiconductor industry has historically been highly cyclical and, at various times, has experienced significant economic downturns characterized by production overcapacity, reduced product demand and rapid erosion of selling prices. The market for semiconductors is characterized by rapid technological change, intense competition and fluctuations in end-user demand. The Company depends, and will continue to depend, for a significant portion of its revenue on a relatively limited number of customers who from time to time may be concentrated in particular end markets. The three largest customers of the Company, other than related parties, accounted for 60%, 73% and 70% of the Company’s net revenue in the twelve-month periods ended December 31, 2006 and 2007 and the year ended December 31, 2008, respectively. Total accounts receivable from these customers was $5,196 and $1,482 at December 31, 2007 and 2008, respectively. The Company’s top customer profile may change from period to period depending on the strength of various market sectors.

In terms of geographical concentration, for the year ended December 31, 2008, approximately 56% and 33% of the Company’s business are concentrated in the United States of America and Taiwan respectively, while the Company’s manufacturing activities are entirely located in the Republic of Singapore.

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents, derivative financial instruments and receivables. The maximum exposure to credit risk is represented by the carrying amount of each financial instrument, after deducting any impairment allowance, in the balance sheet.

The Company mitigates the concentration of its credit risk in trade receivables through its credit evaluation process, credit policies and credit control and collection procedures. The Company’s exposure to credit risk in trade receivables is influenced mainly by individual characteristics of each customer. The default risk of the country in which the customer is located also has influence on credit risk but to a lesser extent. The Company does not obtain collateral from customers.

The Company mitigates the concentration of credit risk regarding cash and cash equivalents by placing these amounts with major international banks and financial institutions. Cash and cash equivalents are generally available upon demand. Cash and cash equivalents deposited with a single counterparty bank accounted for 59% and 85% of total balances at December 31, 2007 and 2008, respectively.

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

Current adverse global economic conditions and further deterioration of those conditions could cause our suppliers to experience credit or other financial difficulties that could result in delays in their ability to supply the Company with necessary raw materials and supplies, as well as equipment and equipment spare parts.

SILICON MANUFACTURING PARTNERS PTE LTD
NOTES TO THE FINANCIAL STATEMENTS — in U.S. Dollars
In thousands
(g) Cash Equivalents

Cash equivalents consist of short-term deposits with banks that are readily convertible into cash and have original maturities of three months or less.

(h) Accounts Receivable

The Company reviews its accounts receivable on a periodic basis and makes specific allowances when there is doubt as to the collectibility of individual receivable balances. In evaluating the collectibility of individual receivable balances, the Company considers the age of the balance, the customers’ payment history, their current credit-worthiness and current economic conditions.

(i) Inventories

Inventories consist of work-in-progress, raw materials and consumable supplies and spares and are stated at the lower of cost or market. Cost is determined using standard cost and an allocation of the cost variances arising in the period of production, which approximates actual costs determined on the weighted average basis. Standard cost is based on estimates of materials, labor and other costs incurred in each process step associated with the manufacture of the Company’s products. Labor and overhead costs are allocated to each step in the wafer production process based on normal fab capacity, with costs arising from abnormal under-utilization of capacity expensed when incurred. The Company routinely reviews its inventories for their saleability and for indications of obsolescence to determine if inventory carrying values are higher than market value. Some of the significant factors the Company considers in estimating the market value of its inventories include the likelihood of changes in market and customer demand and changes in market prices for its inventories.

(j) Derivative Instruments and Hedging Activities

In accordance with SFAS No. 133, “Accounting for Derivative Instruments and Certain Hedging Activities” and related amendments and interpretations, the Company records derivatives on the balance sheet as assets or liabilities measured at fair value. The fair values of forward foreign exchange contracts are determined using quantitative models that require the use of multiple market inputs including interest rates, prices and maturity dates to generate pricing curves, which are used to value the positions. The market inputs are generally actively quoted and can be validated through external sources, including brokers. For forward foreign exchange contracts asset and liability positions which fall between the dates of quoted prices, extrapolation of rate or maturity scenarios are used in determining fair values.

On the date a derivative contract is entered into, the Company will consider if the derivative instrument is part of a hedging relationship. Once a hedging relationship is established, the Company designates the derivative as either a hedge of the fair value of a recognized asset or liability or of an unrecognized firm commitment (“fair-value” hedge), a hedge of a forecasted transaction or of the variability of cash flows to be received or paid related to a recognized asset or liability (“cash-flow” hedge), or a foreign-currency fair-value or cash-flow hedge (“foreign-currency” hedge). The Company formally documents all relationships between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions, at the hedge’s inception. This process includes linking all derivatives that are designated as fair-value, cash-flow, or foreign-currency hedges to specific assets and liabilities on the balance sheet or to specific firm commitments or forecasted transactions. The Company also formally assesses, both at the hedge’s inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items.

SILICON MANUFACTURING PARTNERS PTE LTD
NOTES TO THE FINANCIAL STATEMENTS — in U.S. Dollars
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
The Company capitalizes interest with respect to major assets under installation and construction until such assets are ready for use. Interest capitalized is based on the average cost of the Company’s pooled borrowings related to purchases of property, plant and equipment. Repairs and replacements of a routine nature are expensed, while those that extend the life of an asset are capitalized. Upon retirement or disposal of assets, the cost and related accumulated depreciation are removed from the balance sheets and any gain or loss is included in the line item “Other operating expenses (income), net” in the statements of operations.

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

SILICON MANUFACTURING PARTNERS PTE LTD
NOTES TO THE FINANCIAL STATEMENTS — in U.S. Dollars
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

When arrangements include multiple deliverables, the Company first determines whether each deliverable meets the separation criteria in FASB Emerging Issues Task Force (“EITF”) Issue 00-21, “Accounting for Revenue Arrangements with Multiple Deliverables”. In general, a deliverable (or a group of deliverables) meets the separation criteria if the deliverable has standalone value to the customer and if there is objective and reliable evidence of the fair value of the remaining deliverables in the arrangement. Each deliverable that meets the separation criteria is considered a separate “unit of accounting”. The total arrangement consideration is then allocated to each separate unit of accounting based on their relative fair values. Substantially all of the Company’s arrangements for the sale of semiconductor wafers and related services consist of a single unit of accounting.

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

(n) Share-Based Compensation

The minority shareholder of the Company extends its share-based incentive plans to the employees of the Company and recharges the share-based compensation expense related to these awards to the Company. The Company accounts for the awards in accordance with EITF Issue 00-12, “Accounting by an Investor for Stock-Based Compensation Granted to Employees of an Equity Method Investee”, unless the share-based compensation expense is reimbursed. Share-based compensation expense related to these awards is determined utilizing the measurement guidance of EITF 96-18 “Accounting for Equity Instruments that are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services”.

(o) Product Warranties

The Company guarantees that products will meet the stated functionality as agreed to in each sales arrangement. The Company provides for the estimated warranty costs under these guarantees based upon historical experience and management’s estimate of the level of future claims, and accrues for specific items at the time their existence is known and the amounts are estimable. Expenses for warranty costs were not significant in any of the financial periods presented.

SILICON MANUFACTURING PARTNERS PTE LTD
NOTES TO THE FINANCIAL STATEMENTS — in U.S. Dollars
In thousands
(p) Operating Leases

The Company leases its fabrication facility from its minority shareholder under a non-cancellable operating lease, with an option to renew upon expiry of the lease term (the “Operating Lease”). Rentals under the Operating Lease and other operating leases, including the effects of scheduled rent increases, lease incentives and rent holidays, are charged to expense on a straight-line basis over the term of the leases. Contingent rentals are charged to expense when they are incurred.

(q) Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the carrying amounts of existing assets and liabilities in the financial statements and their respective tax bases, and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is recorded for deferred tax assets when it is more-likely-than-not that they will not be realized.

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

2.	Related Parties

Under the strategic alliance agreement of the Company with its two shareholders, the shareholders do not share the Company’s net results in the same ratio as their equity holdings. Instead, each shareholder is entitled to the gross profits from sales to the customers that it directs to the Company after deducting its share of the overhead costs of the Company.

Under the assured supply and demand agreement that both shareholders signed with the Company, with effect from January 1, 2001, each shareholder is billed for unutilized allocated wafer capacity if the quantity of wafers started for production (“wafer starts”) based on their respective orders is less than its allocated capacity. Such billed amounts represent the Company’s unrecovered overhead costs as a result of the allocated capacity not being taken up by one, or both, of the shareholders and are determined on a quarterly basis. During the twelve-month periods ended December 31, 2006 and 2007 and the year ended December 31, 2008, the shareholders jointly agreed with the Company to waive the requirement for such billings even though their wafer starts fell below their allocated capacities.

In 2004, the two shareholders entered into an agreement pursuant to which the shareholders agreed to annually reimburse any losses suffered by the Company that are attributable to the respective parties. The Company did not suffer any loss that was attributable to the respective shareholders in the twelve-month periods ended December 31, 2006 and 2007 and the year ended December 31, 2008, and accordingly no reimbursements were payable by the shareholders under this agreement for these periods.

In September 2004, the two shareholders of the Company entered into a supplementary agreement to the strategic alliance agreement. Among other things, the supplementary agreement provides that the Company will pay dividends out of the profits determined on a year-to-year basis rather than on a cumulative basis, as previously was the case.

SILICON MANUFACTURING PARTNERS PTE LTD
NOTES TO THE FINANCIAL STATEMENTS — in U.S. Dollars
In thousands
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

Other than those disclosed elsewhere in these financial statements, the following were significant transactions with related parties and affiliated companies on terms agreed between the parties:

	2006	2007	2008

Immediate Holding Company
Recharge of employee-related and other expenses to the Company	$1,065	$980	$881
Sale of processed wafers	64,477	32,225	60,174

Affiliates of Immediate Holding Company
Recharge of employee-related and other expenses to the Company	2,190	466	1,401
Sale of processed wafers	51,025	59,012	6,794

Minority Shareholder
Purchase of property, plant and equipment	—	—	9,237
Rental expense	15,958	16,810	7,695
Recharge of employee-related and other expenses to the Company	36,490	36,432	38,761
Sale of processed wafers	52	47	60
Recharge of other expenses from the Company	1,071	2,735	3,561

Affiliates of Minority Shareholder
Purchase of processed wafers	151	59	45
Recharge of other expenses to the Company	190	327	140
Sale of processed wafers	23	—	—
Recharge of other expenses from the Company	58	28	188

SILICON MANUFACTURING PARTNERS PTE LTD
NOTES TO THE FINANCIAL STATEMENTS — in U.S. Dollars
In thousands
Share-based compensation expense adjustments from/(to) the minority shareholder to the Company for the twelve-month periods and year ended December 31, is as follow:

	2006	2007	2008
Share-based compensation expense	$117	$25	$(23)
The amounts due from related parties are:

	December 31
	2007	2008

Amount due from immediate holding company	$—	$2,377
Amount due from affiliates of immediate holding company	9,877	333
Amount due from minority shareholder	1,289	1,086
Amount due from affiliates of minority shareholder	52	54

	$11,218	$3,850

The amounts due to related parties are:

	December 31
	2007	2008

Amount due to immediate holding company	$2,989	$232
Amount due to affiliates of immediate holding company	250	215
Amount due to minority shareholder	9,987	12,138
Amount due to affiliates of minority shareholder	206	37

	$13,432	$12,622

The balances with related parties are unsecured, interest-free and repayable within 12 months.

3.	Cash and Cash Equivalents

	December 31
	2007	2008

Cash at banks and cash on hand	$12,259	$6,319
Short-term deposits with banks	12,438	17,926

	$24,697	$24,245

SILICON MANUFACTURING PARTNERS PTE LTD
NOTES TO THE FINANCIAL STATEMENTS — in U.S. Dollars
In thousands

4.	Receivables, net

	December 31
	2007	2008

Trade receivables	$11,529	$5,015
Allowance for sales credits and returns	(323)	(114)

Trade receivables, net of allowances	11,206	4,901
Other receivables	32	73

	$11,238	$4,974

Movement in the allowance for sales credits and returns is as follows:

	December 31
	2007	2008

Beginning	$568	$323
Charge for the period	421	225
Utilized during the period	(666)	(434)

Ending	$323	$114

5.	Inventories

	December 31
	2007	2008

Raw materials	$3,128	$2,521
Work-in-progress	12,871	11,165
Consumable supplies and spares	42	26

	$16,041	$13,712

6.	Property, Plant and Equipment, net

	December 31
	2007	2008

Cost
Mechanical and electrical installations	$5,062	$5,062
Equipment and machinery	810,411	825,259
Office and computer equipment	9,830	10,193
Assets under installation and construction	5,462	775

Total cost	$830,765	$841,289

Accumulated depreciation	$812,329	$820,920

Property, plant and equipment, net	$18,436	$20,369

Depreciation expense amounted to $36,702, $13,961 and $8,591 for the twelve-month periods ended December 31, 2006 and 2007 and the year ended December 31, 2008, respectively.

SILICON MANUFACTURING PARTNERS PTE LTD
NOTES TO THE FINANCIAL STATEMENTS — in U.S. Dollars
In thousands
7.	Other Current Liabilities

	December 31
	2007	2008

Accrued employee-related expenses and bonuses	$3,203	$1,924
Other accrued expenses	1,169	177
Other current liabilities	354	428
Income tax payable	318	56

	$5,044	$2,585

8.	Income Taxes
Substantially all of the Company’s pre-tax income and income tax expense are derived from Singapore. The Company has been granted pioneer status under the Economic Expansion Incentives (Relief from Income Tax) Act (Chapter 86) of Singapore for the wafer fabrication of integrated circuits for a ten-year period beginning May 1, 2000. During the period in which pioneer status is effective, subject to compliance with certain conditions, income arising from the pioneer trade is exempt from Singapore income tax. Income arising from activities not covered under the pioneer incentive (hereinafter referred to as non-qualifying income) is taxed at the prevailing Singapore corporate tax rate, which was 20% for the year of assessment 2007 and 18% for the years of assessment 2008 and 2009.

The current tax expense (benefit) for the twelve-month periods ended December 31, 2006 and 2007 and the year ended December 31, 2008 is primarily related to non-qualifying income, such as interest income.

Under Singapore tax law, loss carryforwards and wear and tear allowances are deductible to the extent of income before loss carryforwards and wear and tear allowances. Unabsorbed tax losses and wear and tear allowances can be carried forward indefinitely to set off against income in future tax years, subject to compliance with certain conditions. The Company does not have any wear and tear allowance carryforwards and tax loss carryforwards as of December 31, 2008.

Income tax expense (benefit) consists of the following:

	2006	2007	2008

Current tax expense (benefit)	$237	$(1,411)	$65
Deferred tax expense (benefit)	(21)	(221)	206

	$216	$(1,632)	$271

SILICON MANUFACTURING PARTNERS PTE LTD
NOTES TO THE FINANCIAL STATEMENTS — in U.S. Dollars
In thousands
A reconciliation of the expected tax expense (benefit) computed by applying the Singapore statutory tax rate of 20% for 2006 and 18% for 2007 and 2008 to income before income tax to income tax expense (benefit) is as follows:

	2006	2007	2008

Income tax expense computed at the Singapore statutory tax rate	$7,251	$5,862	$4,769
Non-deductible expenses (non-taxable income)	25	19	(32)
Effect of pioneer status, including wear and tear allowances not recognized as deferred tax benefit	(7,054)	(5,831)	(4,456)
Impact of change in enacted tax rates	—	31	—
Tax refunds	—	(1,660)	—
Other, net	(6)	(53)	(10)

Income tax expense (benefit)	$216	$(1,632)	$271

In March and May 2007, the Singapore tax authorities completed the examination of the Company’s prior years’ income tax returns and allowed certain deduction claims. As a result, the Company received total tax refunds of $1,660 pertaining to tax contingencies which had already been paid to the tax authorities prior to December 31, 2006. The Company has not recorded any income tax contingencies as of December 31, 2007 and 2008.

Deferred tax assets and deferred tax liabilities are non-current and relate to Singapore. Net deferred tax assets are classified as “Other non-current assets” and consist of the following:

	December 31
	2007	2008

Property, plant and equipment	$176	$(34)
Other accrued expenses	100	104

	$276	$70

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent on the availability of future taxable income during the periods in which those assets will be reversed. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, taxable income in prior years and tax planning strategies in making this assessment. A valuation allowance is established if it is more likely than not that some portion or all of the deferred tax assets will not be realized by the Company.

Based on the historical level of taxable income, management believes that it is more likely than not that the Company will generate sufficient future taxable income from the wafer fabrication activities subsequent to the pioneer status period to realize the benefits of these deductible differences.

SILICON MANUFACTURING PARTNERS PTE LTD
NOTES TO THE FINANCIAL STATEMENTS — in U.S. Dollars
In thousands

9.	Ordinary Share Capital

	December 31
	2007		2008
	No of shares	$	No of shares	$

Issued and fully-paid:
“A” ordinary shares	172,158	82,637	172,158	82,637
“B” ordinary shares	151,807	69,752	151,807	69,752

	323,965	152,389	323,965	152,389

The “A” and “B” ordinary shares rank pari passu in all respects, except that the rates of dividend may differ.

In October 2005, the Company reorganized its paid-up share capital by the extinguishment of accumulated losses of $108,349 against paid-up share capital and the return of a portion to its shareholders in the form of cash amounting to $60,000 in a return of capital sanctioned by the High Court of Singapore. During the twelve-month period ended December 31, 2005, the Company paid cash of $51,500 to its shareholders and the balance of $8,500 was paid in January 2006. The return of capital through the extinguishment of accumulated losses does not qualify as a quasi-reorganization under U.S. GAAP and accordingly no adjustments for this reorganization to the carrying values of the assets and liabilities of the Company and its accumulated losses have been reflected in these financial statements.

Until January 30, 2006, ordinary shares of the Company had a par value of S$1.00. The Singapore Companies (Amendment) Act 2005, which came into effect on January 30, 2006, abolished the concept of “par value” and “authorized capital”.

In October 2006, the Company’s board of directors approved a second return of capital which was subsequently approved by the High Court of Singapore and filed with the Accounting and Corporate Regulatory Authority of Singapore in November 2006. Upon approval of the return of capital by the board of directors of the Company, the equity has been reduced and an accrual was made for $40,000. The Company subsequently paid cash of $25,000 in 2006 and the remaining $15,000 was paid in cash in 2007.

10.	Accumulated Deficit
Singapore law allows dividends to be paid only out of the Company’s net profits for the year or retained earnings. With effect from January 1, 2008, all such dividends are exempt from income tax in the hands of the shareholders of ordinary shares. Shareholders of ordinary shares are not liable for Singapore income tax on dividends paid by the Company out of its tax exempt profits from pioneer activities. As the Company is under the one-tier corporate tax system, tax payable by the Company on its non-pioneer chargeable income constitutes a final tax, and dividends are exempt from tax in the hands of its shareholders.

SILICON MANUFACTURING PARTNERS PTE LTD
NOTES TO THE FINANCIAL STATEMENTS — in U.S. Dollars
In thousands

11.	Commitments and Contingencies
The Company has the following commitments:

	December 31
	2007	2008

Contracts for capital expenditures	$1,139	$209

Operating lease commitments
The Company leases its fabrication facility from its minority shareholder under a lease agreement which expires in 2018. Minimum future rental payments on non-cancellable operating leases from the minority shareholder and lessors as of December 31, 2008 are as follows:

Payable in the year ending December 31,
2009	$4,866
2010	4,883
2011	4,904
2012	4,936
2013	4,983
Thereafter	21,695

$46,267

Rental expense on operating leases, excluding amounts payable to related parties disclosed in Note 2, for the twelve-month periods ended December 31, 2006 and 2007 and the year ended December 31, 2008 was $97, $109 and $92 respectively. There was no contingent rental included in the above rental expense for any of the periods presented.
Contingencies
The Company may from time to time be a party to claims that arise in the normal course of business. These claims include allegations of infringement of intellectual property rights of others as well as other claims of liability. The Company accrues costs associated with these matters when they become probable and reasonably estimable. The Company does not have any outstanding litigation or claims as of December 31, 2008.

SILICON MANUFACTURING PARTNERS PTE LTD
NOTES TO THE FINANCIAL STATEMENTS — in U.S. Dollars
In thousands

12.	Derivative Instruments
At December 31, 2008

Derivative Instrument	Notional Amount	Average Rate/Price	Maturity

Forward Contracts
— SGD Forward Contracts	1,445	1.45/USD	2009
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

The Company’s derivatives relate to foreign currency forward contracts. These foreign currency forward contracts relate to groups of forecasted foreign currency denominated payments. While the Company expects the forward contracts which have not been formally designated as hedges to be effective in hedging the variability in cash flows resulting from changes in foreign exchange rates, it does not believe it is practicable to formally document the hedging relationship and link the derivatives to specific forecasted transactions. Gains and losses on these foreign currency forward contracts are included in “Other operating expenses (income), net” in the statements of operations.

13.	Fair Value of Financial Instruments
In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements”, which provides guidance for measuring the fair value of assets and liabilities, and requires expanded disclosures about fair value measurements. SFAS No. 157 indicates that fair value should be determined based on the assumptions that marketplace participants would use in pricing the asset or liability, and provides additional guidelines to consider in determining the market-based measurement.

In February 2008, the FASB issued FSP SFAS No. 157-1, “Application of FASB SFAS No. 157 to SFAS No. 13 and Its Related Interpretive Accounting Pronouncements That Address Leasing Transactions”, and FSP SFAS No. 157-2, “Effective Date of SFAS No. 157”. FSP SFAS No. 157-1 excludes from the scope of SFAS No. 157 certain leasing transactions accounted for under SFAS No. 13, “Accounting for Leases”. FSP SFAS No. 157-2 delays the effective date of SFAS No. 157 from 2008 to 2009 for all non-financial assets and non-financial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually).

In October 2008, the FASB issued FSP SFAS No. 157-3, “Determining the Fair Value of a Financial Asset When the Market for That Asset is Not Active”. FSP SFAS No. 157-3 clarifies the application of SFAS No. 157 in a market that is not active and provides an example to illustrate key considerations in determining the fair value of a financial asset when the market for that financial asset is not active. This FSP became effective upon issuance, including prior periods for which financial statements have not been issued.

In 2008, the Company adopted SFAS No. 157, except for non-financial assets and non-financial liabilities as described in FSP SFAS No. 157-2. As of December 31, 2008, the Company has forward foreign exchange contracts. The fair values of derivative assets and liabilities are determined using quantitative models that require the use of multiple market inputs including interest rates, prices and maturity dates to generate pricing curves, which are used to value the positions. The market inputs are generally actively quoted and can be validated through external sources, including brokers and market transactions. For derivative asset and liability positions which fall between the dates of quoted prices, extrapolation of rate or maturity scenarios are used in determining fair values. The adoption of SFAS No. 157 and its related FSPs did not have a material impact on the Company’s financial statements.

SILICON MANUFACTURING PARTNERS PTE LTD
NOTES TO THE FINANCIAL STATEMENTS — in U.S. Dollars
In thousands
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

14.	Defined Contribution Plan
Under Singapore law, the Company makes monthly contributions based on the statutory funding requirement into a Central Provident Fund (“CPF”) for substantially all of our Singapore employees who are Singapore citizens and Singapore permanent residents. The aggregate expenses under this plan were $1,328, $1,506 and $1,479 for the twelve-month periods ended December 31, 2006 and 2007 and the year ended December 31, 2008, respectively.

15.	Subsequent Event
Workforce Re-sizing

In 2009, as a result of further decline in utilization rate into the first quarter of 2009 and lack of visibility in the end markets, the Company would be reducing its workforce by approximately 100 people, or about 16% percent of its total employment. The Company expects a charge of approximately $1,000 associated with this workforce reduction which will be recorded in its Statement of Operations for the first quarter of 2009.